Form 20-F
period 2013-12-31
Brookfield Property Partners L.P.
filed 2014-04-02
CIK 1545772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

73 Front Street Hamilton, HM 12 Bermuda

(Address of principal executive office)

John Stinebaugh

Brookfield Property Partners L.P.

73 Front Street

Hamilton, HM 12

Bermuda

Tel: +441-294-3309

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 102,522,251 Limited Partnership Units as of December 31, 2013.

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

Table of Contents

(continued)

-ii-

Table of Contents

(continued)

-iii-

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this Form 20-F using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated or the context otherwise requires, in this Form 20-F:

•	all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property; and

•	all financial information is presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, other than certain non-IFRS financial measures which are defined under “Use of Non-IFRS Measures”.

In this Form 20-F, unless the context suggests otherwise, references to “we”, “us” and “our” are to Brookfield Property Partners L.P., the Property Partnership, the Holding Entities and the operating entities, each as defined below, taken together. Unless the context suggests otherwise, in this Form 20-F references to:

•	an “affiliate” of any person are to any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person;

•	“assets under management” are to assets managed by us or by Brookfield on behalf of our third party investors, as well as our own assets, and also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers;

•	“Australia” are to Australia and New Zealand;

•	the “BPY General Partner” are to the general partner of our company, which is Brookfield Property Partners Limited, a wholly-owned subsidiary of Brookfield Asset Management;

•	“Brookfield” are to Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than us;

•	“Brookfield Asset Management” are to Brookfield Asset Management Inc.;

•	“our business” are to our business of owning, operating and investing in commercial property, both directly and through our operating entities;

•	“our company” or “our partnership” are to Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

•	“commercial property” or “commercial properties” are to commercial and other real property which generates or has the potential to generate income, including office, retail, multi-family and industrial assets, but does not include, among other things, residential land development, home building, construction, real estate advisory and other similar operations or services;

•	“Holding Entities” are to the primary holding subsidiaries of the Property Partnership, from time to time, through which it indirectly holds all of our interests in our operating entities;

•	“our limited partnership agreement” are to the second amended and restated limited partnership agreement of our company entered into on August 8, 2013;

•	the “Service Providers” are to the affiliates of Brookfield that provide services to us pursuant to our Master Services Agreement, which are currently Brookfield Global Property Advisor Limited and Brookfield Property Group LLC, subsidiaries of Brookfield Asset Management, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed by Brookfield Global Property Advisor Limited, Brookfield Property Group LLC or any such affiliate from time to time to act as a service provider pursuant to our Master Services Agreement or to whom any service provider has subcontracted for the provision of such services;

•	“Master Services Agreement” are to the amended and restated master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield Asset Management who are parties thereto;

•	“operating entities” are to the entities in which the Holding Entities hold interests and that directly or indirectly hold our real estate assets other than entities in which the Holding Entities hold interests for investment purposes only of less than 5% of the equity securities;

•	“our portfolio” are to the commercial property assets in our office, retail, multi-family, industrial and other platforms, as applicable;

•	the “Property Partnership” are to Brookfield Property L.P.;

•	“Property Special LP” are to Brookfield Property Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, which is a special limited partner of the Property Partnership;

•	the “Redemption-Exchange Mechanism” are to the mechanism by which Brookfield may request redemption of its Redemption-Exchange Units in whole or in part in exchange for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company, as more fully described in Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Redemption-Exchange Mechanism”;

•	the “Redemption-Exchange Units” are to the non-voting limited partnership interests in the Property Partnership that are redeemable for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company, pursuant to the Redemption-Exchange Mechanism;

•	“Service Recipients” are to our company, the Property Partnership, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating entity;

•	“spin-off” are to the special dividend of our units by Brookfield Asset Management on April 15, 2013 as described under Item 4.A. “Information on the Company — History and Development of the Company”; and

•	“our units” and “units of our company” are to the non-voting limited partnership units in our company and references to “our unitholders” and “our limited partners” are to the holders of our units.

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

Use of Non-IFRS Measures

To measure our performance, we focus on equity, net operating income, or NOI, and funds from operations, or FFO. NOI and FFO do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.

•	FFO: means income, including equity accounted income, before realized gains (losses) on real estate property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.

NOI is used as a key indicator of performance as it represents a measure over which management has a certain degree of control. We evaluate the performance of our office segment by evaluating NOI from “Existing properties”, or on a “same-store” basis, and NOI from “Acquisitions, dispositions and other.” NOI from existing properties compares the performance of the property portfolio by excluding the effect of current and prior period dispositions and acquisitions, including developments and “one-time items”, which for the historical periods presented consists primarily of lease termination income. NOI presented within “Acquisitions, dispositions and other” includes the results of current and prior period acquired, developed and sold properties, as well as the one-time items excluded from the “Existing properties” portion of NOI. We do not evaluate the performance of the operating results of the retail segment on a similar basis as the majority of our investments in the retail segment are accounted for under the equity method and, as a result, are not included in NOI. Similarly, we do not evaluate the operating results of our other segments on a same-store basis based on the nature of the investments.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts, or NAREIT, definition of funds from operations, including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts, or REITs. These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on real estate property, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

On page 71 of this Form 20-F, we provide reconciliation of NOI and FFO to net income (loss) for the period presented. We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	SELECTED FINANCIAL DATA

The following tables present selected financial data for our company as of and for the periods indicated:

(US$ Millions) Year ended Dec. 31,	2013	2012	2011
Total revenue	$4,287	$3,768	$2,781
Net income	1,763	2,640	3,766
Net income attributable to limited partnership units	118	-	-
Net income attributable to general partnership units	-	-	-
Net income attributable to parent company	232	1,476	2,344
FFO(1)	582	631	565

(1)	FFO is a non-IFRS measure. See page 71 of this Form 20-F for a reconciliation of FFO to net income.

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Investment properties	$34,153	$31,696
Equity accounted investments	9,281	8,038
Total assets	52,446	47,681
Property debt	21,640	19,808
Total equity	24,990	24,003
Equity after subtracting non-controlling interests of others in operating subsidiaries	13,624	13,163

3.B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D.	RISK FACTORS

Your holding of units of our company will involve substantial risks. You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of your units would likely suffer.

Risks Relating to Us and Our Company

Our company is a recently formed partnership with limited separate operating history and the historical financial information included herein does not reflect the financial condition or operating results we would have achieved during certain of the periods presented, and therefore may not be a reliable indicator of our future financial performance.

Our company was formed on January 3, 2013. Our limited operating history will make it difficult to assess our ability to operate profitably and make distributions to unitholders. Although most of our assets and operations have been under Brookfield’s control prior to our acquisition of such assets and operations, the historical financial statements included in this Form 20-F covering the periods prior to our formation may not be indicative of our future financial condition or operating results. We urge you to carefully consider the basis on which the historical financial information included herein for such periods was prepared and presented.

Our company relies on the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations.

Our company’s sole direct investment is its managing general partnership interest in the Property Partnership, which owns all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold all of our interests in the operating entities. Our company has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and to meet our financial obligations. The Property Partnership, the Holding Entities and our operating entities are legally distinct from our company and they will generally be required to service their debt obligations before making distributions to us or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our units, fund working capital and satisfy other needs. Any other entities through which we may conduct operations in the future will also be legally distinct from our company and may be restricted in their ability to pay dividends and distributions or otherwise make funds available to our company under certain conditions.

We anticipate that the only distributions our company will receive in respect of our managing general partnership interests in the Property Partnership will consist of amounts that are intended to assist our company in making distributions to our unitholders in accordance with our company’s distribution policy and to allow our company to pay expenses as they become due.

We may not be able to make distributions to holders of our units in amounts intended or at all.

Our company intends to make quarterly cash distributions in an amount currently anticipated to be approximately $1.00 per unit on an annualized basis. However, despite our projections, there can be no assurance that we will be able to make such distributions or meet our target growth rate range of 3% to 5% annually. Based on amounts received in distributions from our operating entities and our projected operating cash flow from our direct investments, our proposed distributions would be significantly greater than such amounts.

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

We are subject to interest rate risk and a rise in interest rates may adversely affect us and the value of an investment in our units.

A number of our assets are interest rate sensitive: increases in long-term interest rates will, absent all else, decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. If interest rates were to rise, it may affect the market perceived or actual value of our assets and/or distributions and consequently the market price of our units may decline in value. Additionally, an increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions to the extent we reduce the amount we offer to pay for properties, due to the effect of increased interest rates, to a price that sellers may not accept.

Our company is not, and does not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940, or the Investment Company Act, (and similar legislation in other jurisdictions) and if our company were deemed an “investment company” under the Investment Company Act applicable restrictions would make it impractical for us to operate as contemplated.

The Investment Company Act and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our company has not been and does not intend to become regulated as an investment company and our company intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that our company is not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans, we will be limited in the types of acquisitions that we may make and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. Moreover, if anything were to happen which would potentially cause our company to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as intended, agreements and arrangements between and among us and Brookfield would be impaired and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of our company and the Holding Entities, the amendment of our limited partnership agreement or the termination of our company, any of which would materially adversely affect the value of our units. In addition, if our company were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment would materially adversely affect the value of our units. See Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Partnership Status of Our Company and the Property Partnership”.

Our company is a “foreign private issuer” under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the New York Stock Exchange, or NYSE.

Although our company is subject to the periodic reporting requirement of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States and our company is exempt from certain other sections of the Exchange Act that U.S. domestic registrants would otherwise be subject to, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our company will not be obligated to file reports under Section 16 of the Exchange Act and certain of the governance rules imposed by the NYSE will be inapplicable to our company.

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

Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BPY General Partner and, as a result of such ownership of the BPY General Partner, Brookfield controls the appointment and removal of the BPY General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield has an effective economic interest in our business of approximately 72% as of the date of this Form 20-F as a result of its ownership of our units and the Redemption-Exchange Units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and therefore Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders. For example, despite the fact that our company has a conflicts policy in place which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield exerts substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage our company and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to our company and ultimately to our unitholders.

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

Additionally, as part of our strategy for our office property platform is to focus on markets underpinned by major financial, energy, technology, and professional services businesses, a significant downturn in one or more of the industries in which these businesses operate would also adversely affect our results of operations.

We face risks associated with the use of debt to finance our business, including refinancing risk.

We incur debt in the ordinary course of our business and therefore are subject to the risks associated with debt financing. In addition, our debt will increase substantially as a result of our offer to purchase common shares, or the Offer, of Brookfield Office Properties Inc., or Brookfield Office Properties, as we have entered into a credit facility, or the BPY Credit Facility, to finance the cash consideration and expenses of the Offer. The BPY Credit Facility has a term of two years, with a one year extension option for up to $1.5 billion of commitments subject to the satisfaction of certain conditions. The risks associated with our debt financing, including the following, may adversely affect our financial condition and results of operations:

•	cash flows may be insufficient to meet required payments of principal and interest;

•	payments of principal and interest on borrowings may leave insufficient cash resources to pay operating expenses;

•	we may not be able to extend the BPY Credit Facility for an additional year upon its two-year expiry date if we have not been successful in prepaying such debt and reducing the commitments to $1.5 billion or less through our intended repayment plan;

•	we may not be able to refinance indebtedness on our properties at maturity due to business and market factors, including: disruptions in the capital and credit markets; the estimated cash flows of our properties and other assets; the value of our properties and other assets; and financial, competitive, business and other factors, including factors beyond our control; and

•	if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.

Our operating entities have a significant degree of leverage on their assets, which will increase upon entering into the BPY Credit Facility. Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt.

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

In addition to the BPY Credit Facility which provides for an aggregate of $2.5 billion in committed credit availability, we have a $700 million subordinated credit facility with Brookfield to supplement our liquidity. We may also incur indebtedness under future credit facilities or other debt-like instruments, in addition to any asset-level indebtedness. We may also issue debt or debt-like instruments in the market in the future, which may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade will have an adverse impact on the cost of such debt.

In addition, Brookfield holds $1.25 billion of redeemable preferred shares of one of our Holding Entities. We have agreed to use our commercially reasonable efforts to, as soon as reasonably practical, subject to any restrictions in the BPY Credit Facility, issue debt or equity securities or borrow money from one or more financial institutions or other lenders, on terms reasonably acceptable to us, in an aggregate amount sufficient to fund the redemption of $500 million of the preferred shares. The terms of any such financing may be less favorable to us than the terms of the preferred shares.

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

We do not control certain of our operating entities, including General Growth Properties, Inc., or GGP, and Canary Wharf Group plc, or Canary Wharf, and therefore we may not be able to realize some or all of the benefits that we expect to realize from those entities.

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

The strategy of the finance funds in which we have interests depends, in part, upon syndicating or selling participations in senior interests, either through capital markets collateralized debt obligation transactions or otherwise. If the finance funds cannot do so on terms that are favorable to us, we may not generate the returns we anticipate.

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

We have significant interests in Brookfield-sponsored real estate funds, and poor investment returns in these funds could have a negative impact on our financial condition and results of operations.

We have, and expect to continue to have in the future, significant interests in Brookfield-sponsored real estate funds, and poor investment returns in these funds, due to either market conditions or underperformance (relative to their competitors or to benchmarks), would negatively affect our financial condition and results of operations. In addition, interests in such funds are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets generally.

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

Risks Relating to Our Relationship with Brookfield

Brookfield exercises substantial influence over us and we are highly dependent on the Service Providers.

Brookfield is the sole shareholder of the BPY General Partner. As a result of its ownership of the BPY General Partner, Brookfield is able to control the appointment and removal of the BPY General Partner’s directors and, accordingly, exercise substantial influence over us. In addition, the Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Our company and the Property Partnership do not currently have any senior management and will depend on the management and administration services provided by the Service Providers. Brookfield personnel and support staff who provide services to us are not required to have as their primary responsibility the management and administration of our company or the Property Partnership or to work exclusively for either our company or the Property Partnership. Any failure to effectively manage our business or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

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

The Bermuda Limited Partnership Act 1883, under which our company and the Property Partnership were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that corporate statutes, such as the Canada Business Corporations Act, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermuda common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that the BPY General Partner owes any fiduciary duties to our company and our unitholders, these duties have been modified pursuant to our limited partnership agreement as a matter of contract law. We have been advised by counsel that such modifications are not prohibited under Bermuda law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

Our limited partnership agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our company and our unitholders, including when conflicts of interest arise. For example, the agreement provides that the BPY General Partner and its affiliates do not have any obligation under our limited partnership agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our company, the Property Partnership, any Holding Entity or any other holding entity established by us. It also allows affiliates of the BPY General Partner to engage in activities that may compete with us or our activities. In addition, the agreement permits the BPY General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. The agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties”.

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

In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay a base management fee to the Service Providers equal to $12.5 million per quarter (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014). Additionally, the Property Partnership pays a quarterly equity enhancement distribution to Property Special LP of 0.3125% of the amount by which the company’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the spin-off, subject to certain adjustments. Property Special LP also receives incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the Property Partnership exceed specified target levels as set forth in the Property Partnership’s limited partnership agreement. For a further explanation of the equity enhancement and incentive distributions, together with examples of how such amounts are calculated, see Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Distributions”. This relationship may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of our company and our unitholders.

The BPY General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of our company and our unitholders. For example, because the equity enhancement distribution is calculated based on our company’s total capitalization, it may create an incentive for Brookfield to increase or maintain our company’s total capitalization over the near-term when other actions may be more favorable to our company or our unitholders. Similarly, Brookfield may take actions to increase our distributions in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to our company or our unitholders. Also, through Brookfield’s ownership of our units and the Redemption-Exchange Units of the Property Partnership, it has an effective economic interest in our business of approximately 72% as of the date of this Form 20-F and therefore may be incented to increase distributions payable to unitholders and thereby to Brookfield. Finally, the management fee is payable to the Service Providers, which are controlled by Brookfield, irrespective of our actual performance.

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

Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) any of the Service Providers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to such Service Provider; (ii) any of the Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) any of the Service Providers is grossly negligent in the performance of its obligations under the Master Services Agreement and such gross negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of each of the Service Providers. The BPY General Partner cannot terminate the agreement for any other reason, including if any of the Service Providers or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because the BPY General Partner is a wholly-owned subsidiary of Brookfield Asset Management, it may be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the BPY General Partner is unable or unwilling to terminate our Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of our Master Services Agreement would terminate our company’s rights under the Relationship Agreement and the licensing agreement. See “Relationship Agreement” and “Licensing Agreement” under Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield”.

The liability of the Service Providers is limited under our arrangements with them and we have agreed to indemnify the Service Providers against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to us than they otherwise would if acting solely for their own account.

Under our Master Services Agreement, the Service Providers have not assumed any responsibility other than to provide or arrange for the provision of the services described in our Master Services Agreement in good faith and will not be responsible for any action that the BPY General Partner takes in following or declining to follow their advice or recommendations. In addition, under our limited partnership agreement, the liability of the BPY General Partner and its affiliates, including the Service Providers, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud, gross negligence or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Providers under our Master Services Agreement is similarly limited. In addition, we have agreed to indemnify the Service Providers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Providers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Providers are parties may also give rise to legal claims for indemnification that are adverse to our company and our unitholders.

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

To the extent that our company, the Property Partnership, the Holding Entities or our operating entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced.

The BPY General Partner believes that the base management fee and any other amount that is paid to the Service Providers will be commensurate with the value of the services being provided by the Service Providers and comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. However, no assurance can be given in this regard.

If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount that is relevant to the computation of the income of the Property Partnership or our company, such assertion could result in adjustments to amounts of income (or loss) allocated to our unitholders by our company for tax purposes. In addition, our company might also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm’s length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology. For Canadian tax purposes, a transfer pricing adjustment may result in a dividend being deemed to be paid by a Canadian resident to a non-arm’s length non-resident, which deemed dividend is subject to Canadian withholding tax.

The U.S. Internal Revenue Service, or IRS, or Canada Revenue Agency, or CRA, may not agree with certain assumptions and conventions that our company uses in order to comply with applicable U.S. and Canadian federal income tax laws or that our company uses to report income, gain, loss, deduction, and credit to our unitholders.

Our company will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a unitholder in a manner that reflects such unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. See Item 10.E. “Additional Information — Taxation”.

United States

If either our company or the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, the value of our units might be adversely affected.

The value of our units to our unitholders will depend in part on the treatment of our company and the Property Partnership as partnerships for U.S. federal income tax purposes. In order for our company to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of our company’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the BPY General Partner intends to manage our affairs so that our company will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our company may not meet these requirements, or current law may change so as to cause, in either event, our company to be treated as a corporation for U.S. federal income tax purposes. If our company (or the Property Partnership) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our company (or the Property Partnership, as applicable), as described in greater detail in Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Partnership Status of Our Company and the Property Partnership”.

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

The BPY General Partner intends to use commercially reasonable efforts to structure the activities of our company and the Property Partnership to avoid generating income connected with the conduct of a trade or business (which income generally would constitute “unrelated business taxable income”, or UBTI, to the extent allocated to a tax-exempt organization). However, no assurance can be provided that neither our company nor the Property Partnership will generate UBTI in the future. In particular, UBTI includes income attributable to debt-financed property, and neither our company nor the Property Partnership is prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization, as addressed in greater detail in Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Consequences to U.S. Holders — U.S. Taxation of Tax-Exempt U.S. Holders of Our Units”.

If our company were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.

Based on our organizational structure, as well as our expected income and assets, the BPY General Partner currently believes that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including income attributable to the sale of a “U.S. real property interest”, as defined in the U.S. Internal Revenue Code. If our company were deemed to be engaged in a U.S. trade or business or to realize gain from the sale or other disposition of a U.S. real property interest, unitholders that are not U.S. persons would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. See Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Consequences to Non-U.S. Holders”.

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

U.S. holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a “passive foreign investment company”, or PFIC. Based on our organizational structure, as well as our expected income and assets, the BPY General Partner currently believes that one or more of our current Holding Entities and operating entities are likely to be classified as PFICs. In addition, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as PFICs. In general, gain realized by a U.S. taxpayer from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. taxpayer making certain tax elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as the availability of certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E. “Additional Information — Taxation — U.S. Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. You should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in our units.

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

Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010, commonly known as “FATCA”, certain payments made or received by our company on or after July 1, 2014 may be subject to a 30% federal withholding tax, unless certain requirements are met.

Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made on or after July 1, 2014 to our company, the Property Partnership, the Holding Entities, or the operating entities, or by our company to certain unitholders that fail to comply with FATCA, unless certain requirements are met, as described in greater detail in Item 10.E “Additional Information — Taxation — U.S. Tax Considerations — Administrative Matters — Foreign Account Tax Compliance”. The 30% withholding tax may also apply to certain payments made on or after January 1, 2017 that are attributable to U.S.-source income or that constitute gross proceeds from the disposition of property that could produce U.S.-source dividends or interest.

The BPY General Partner intends to ensure that our company complies with FATCA, including by entering into an agreement with the IRS if necessary, so as to ensure that the 30% withholding tax under FATCA does not apply to such payments received by our company, the Property Partnership, the Holding Entities, or the operating entities. If our organizational structure or the manner in which we hold our investments is modified in the future, including for the purpose of facilitating future acquisitions, then our unitholders may be required to properly certify their FATCA status (generally on IRS Form W-8 or IRS Form W-9, as applicable) and satisfy any other applicable requirements under FATCA to ensure that the 30% withholding tax does not apply to their allocable share of any such payments made by our company. Unitholders should consult their own tax advisers regarding the consequences under FATCA of owning our units.

Canada

If any of the non-Canadian subsidiaries in which the Property Partnership directly invests earns income that is characterized as “foreign accrual property income”, or FAPI, as defined in the Income Tax Act (Canada), or, together with the regulations thereunder, the Tax Act, our unitholders may be required to include amounts allocated from our company in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Any non-resident subsidiaries in which the Property Partnership directly invests are expected to be “foreign affiliates” and “controlled foreign affiliates”, each as defined in the Tax Act, collectively referred to herein as CFAs, of the Property Partnership. If any CFA of the Property Partnership or any direct or indirect subsidiary thereof that is itself a CFA of the Property Partnership, or an Indirect CFA, earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA that earned the FAPI ends, whether or not the Property Partnership actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions, or the Foreign Tax Credit Generator Rules. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax,” as defined in the Tax Act, applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular CFA of the Property Partnership may be limited in certain specified circumstances.

The Canadian federal income tax consequences to you could be materially different in certain respects from those described in this Form 20-F if our company or the Property Partnership is a “SIFT partnership” as defined in the Tax Act.

Under the rules in the Tax Act applicable to a “SIFT partnership”, or the SIFT Rules, certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a taxable Canadian corporation. In particular, a “SIFT partnership” will be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” as defined in the Tax Act (other than taxable dividends), and taxable capital gains from dispositions of “non-portfolio properties.” “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than an “excluded subsidiary entity” as defined in the Tax Act), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate”, each as defined in the Tax Act.

A partnership will be a “SIFT partnership” throughout a taxation year if at any time in the taxation year (i) it is a “Canadian resident partnership,” as defined in the Tax Act, (ii) “investments,” as defined in the Tax Act, in the partnership are listed or traded on a stock exchange or other public market, and (iii) it holds one or more “non-portfolio properties”. For these purposes, a partnership will be a “Canadian resident partnership” at a particular time if (a) it is a “Canadian partnership,” as defined in the Tax Act, at that time, (b) it would, if it were a corporation be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada), or (c) it was formed under the laws of a province. A “Canadian partnership” for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are “Canadian partnerships”.

Under the SIFT Rules, our partnership and the Property Partnership could each be a “SIFT partnership” if it is a “Canadian resident partnership”. However, the Property Partnership would not be a “SIFT partnership” if our partnership is a “SIFT partnership” regardless of whether the Property Partnership is a “Canadian resident partnership” on the basis that the Property Partnership would be an “excluded subsidiary entity,” as defined in the Tax Act.

Our company and the Property Partnership will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the BPY General Partner is located and exercises central management and control of the partnerships. The BPY General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our company or to the Property Partnership at any relevant time. However, no assurance can be given in this regard. If our company or the Property Partnership is a “SIFT partnership”, the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E. “Additional Information — Taxation — Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply to our company or to the Property Partnership.

Our unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

Section 94.1 of the Tax Act contains rules relating to investments in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer, or “Non-Resident Entities”, that could in certain circumstances cause income to be imputed to our unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Property Partnership. See Item 10.E. “Additional Information — Taxation — Canadian Federal Income Tax Considerations”.

Our units may or may not continue to be “qualified investments” under the Tax Act for registered plans.

Provided that our units are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the NYSE and the Toronto Stock Exchange, or the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan, or RRSP, deferred profit sharing plan, registered retirement income fund, or RRIF, registered education savings plan, registered disability savings plan, and a tax-free savings account, or TFSA. However, there can be no assurance that our units will be listed or continue to be listed on a “designated stock exchange.” There can also be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” as defined in the Tax Act by a RRSP, RRIF or TFSA.

Our units will not be a “prohibited investment” for a trust governed by a RRSP, RRIF or TFSA, provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of the prohibited investment rules, in our company. Unitholders who intend to hold our units in a TFSA, RRSP, or RRIF should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

Our unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business income tax” or “non-business income tax”, each as defined in the Tax Act, paid by our company or the Property Partnership to a foreign country.

Under the Foreign Tax Credit Generator Rules, the foreign “business income tax” or “non-business income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a unitholder of foreign “business income tax” or “non-business income tax” paid by our company or the Property Partnership, and therefore, such unitholder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E “Taxation—Certain Material Canadian Federal Income Tax Considerations”.

Unitholders who are not resident in Canada or deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold and are not deemed to use or hold our units in connection with a business carried on in Canada, or non-Canadian limited partners, may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our company or the Property Partnership if our company or the Property Partnership were considered to carry on business in Canada.

If our company or the Property Partnership were considered to carry on a business in Canada for purposes of the Tax Act, non-Canadian limited partners would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by our company, subject to the potential application of the safe harbour rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.

The BPY General Partner intends to manage the affairs of our company and the Property Partnership, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our company or the Property Partnership is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the CRA might contend successfully that either or both of our company and the Property Partnership carries on business in Canada for purposes of the Tax Act.

If our company or the Property Partnership is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, non-Canadian limited partners that are corporations would be required to file a Canadian federal income tax return for each taxation year in which they are a non-Canadian limited partner regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Canadian limited partners who are individuals would only be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from our company from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized by our company or the Property Partnership on dispositions of “taxable Canadian property” as defined in the Tax Act.

A non-Canadian limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our company or the Property Partnership on the disposition of “taxable Canadian property”, other than “treaty protected property”, as defined in the Tax Act. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations resident in Canada that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition. Property of our company and the Property Partnership generally will be “treaty-protected property” to a non-Canadian limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our company and the Property Partnership are not expected to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Property Partnership unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, non-Canadian limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such non-Canadian limited partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where: (i) the taxpayer is a non-resident of Canada at the time of the disposition; (ii) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (iii) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (iv) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either: (i) “excluded property” (as defined in subsection 116(6) of the Tax Act); or (ii) is property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) has been issued by the CRA. Non-Canadian limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Property Partnership.

Non-Canadian limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are “taxable Canadian property”.

Any capital gain arising from the disposition or deemed disposition of our units by a non-Canadian limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are “taxable Canadian property” of the non-Canadian limited partner, unless our units are “treaty-protected property” to such non-Canadian limited partner. In general, our units will not constitute “taxable Canadian property” of any non-Canadian limited partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource property” as defined in the Tax Act; (iii) “timber resource property” as defined in the Tax Act; and (iv) options in respect of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Property Partnership, our units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by our company derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”) more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Even if our units constitute “taxable Canadian property,” units of our company will be “treaty protected property” if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. It is not expected that our units will constitute “taxable Canadian property” of any non-Canadian limited partner at any time but no assurance can be given in this regard. If our units constitute “taxable Canadian property”, non-Canadian limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an “excluded disposition” (as discussed above). If our units constitute “taxable Canadian property”, non-Canadian limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

Non-Canadian limited partners may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of “taxable Canadian property”.

Non-Canadian limited partners who dispose of “taxable Canadian property”, other than “excluded property”, as defined in subsection 116(6) of the Tax Act, and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by our company or the Property Partnership), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the non-Canadian limited partner is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. Our units are not expected to be “taxable Canadian property” and neither our company nor the Property Partnership is expected to dispose of property that is “taxable Canadian property” but no assurance can be given in these regards.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to the Property Partnership will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, we expect the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-Canadian limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980), or the Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

While the BPY General Partner expects the Holding Entities to look-through our company and the Property Partnership in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Property Partnership, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Property Partnership that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but non-Canadian limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E. “Additional Information — Taxation — Canadian Federal Income Tax Considerations” for further detail. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

ITEM 4.	INFORMATION ON THE COMPANY

4.A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our company was established on January 3, 2013 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended. Our company’s head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and our company’s telephone number is +441 294 3309.

Our company was established by Brookfield Asset Management as its primary vehicle to own and operate certain commercial property operations, including office, retail, multi-family, industrial and other assets, on a global basis. Our partnership’s limited partnership units are listed on the NYSE and the TSX under the symbols “BPY” and “BPY.UN”, respectively.

On April 15, 2013, Brookfield Asset Management completed a spin-off of its commercial property operations to our partnership which was effected by way of a special dividend of units of our partnership to holders of Brookfield Asset Management’s Class A and B limited voting shares. Each holder of the shares received one partnership unit for approximately every 17.42 shares, representing 44.7% of the limited partnership interest in our partnership, with Brookfield Asset Management retaining units of our partnership, redeemable/exchangeable units of the Property Partnership, and a 1% general partner interest in the Property Partnership through Brookfield Property GP L.P., an indirect wholly owned subsidiary of Brookfield Asset Management.

On August 8, 2013, we effected a restructuring pursuant to which the Property Partnership’s limited partnership agreement was amended to make our company the managing general partner of the Property Partnership and to make Property Special LP, the former general partner of the Property Partnership, a special limited partner of the Property Partnership. This change was made in order to simplify our governance structure and to more clearly delineate our company’s governance rights in respect of the Property Partnership. As a result, the voting agreement between our company and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the Property Partnership’s former general partner as directed by our company, was terminated and related changes were made to our limited partnership agreement and the Master Services Agreement. Because Brookfield is a party to these agreements, all of the amendments were approved by a special committee of independent directors of the BPY General Partner and the former general partner of the Property Partnership. The economic interests of our company and Brookfield in the Property Partnership were not affected by these changes. See Item 10.B “Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement” and “Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement”.

In November 2013, we acquired additional shares and warrants of GGP for total consideration of $1.4 billion. As a result of the acquisition, we increased our fully-diluted ownership interest in GGP to 32%, assuming the exercise of all of the outstanding warrants, or approximately 28% on an undiluted basis. Prior to this transaction, Brookfield Asset Management managed a 43% fully-diluted interest in GGP on behalf of a consortium that was formed to invest in the recapitalization of GGP in March 2010. As part of the consortium, our fully-diluted interest in GGP was 25%. In November 2013, we acquired interests in GGP from certain consortium members, as well as all of the interests in GGP that were distributed to Brookfield in payment of its carried interest entitlement of approximately $529 million, as manager of the consortium. In total, our company acquired 53 million shares of GGP and warrants to acquire an additional 26 million shares, as well as 1.1 million common shares of Rouse Properties, Inc., or Rouse. The acquisition was funded through the issuance of $435 million of our units to institutional investors and $996 million of Redemption Exchange Units to Brookfield. Following the equity issuances, Brookfield’s interest in our company (on a fully exchanged basis) decreased from approximately 92% to approximately 89%. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — GGP Liquidity Transaction”.

On February 12, 2014, we announced the commencement of our offer to acquire any or all of the common shares of Brookfield Office Properties that we do not currently own, which we refer to herein as the Offer. Under the Offer, Brookfield Office Properties shareholders were able to elect to receive one BPY limited partnership unit or $20.34 in cash for each Brookfield Office Properties common share, subject to pro-ration. As of March 31, 2014, Brookfield Office Properties shareholders tendered 220 million common shares pursuant to the Offer. On March 20, 2014, we announced that we acquired greater than a majority of unaffiliated common shares under the Offer and that we intend to acquire the remainder of the Brookfield Office Properties common shares in a second stage transaction, which we expect to close by June 2014.

Although Brookfield intends to maintain a significant interest in our company, Brookfield expects its interest to be reduced from its current level over time through mergers, treasury issuances or secondary sales.

Our general partner is a wholly owned subsidiary of Brookfield Asset Management. In addition, wholly owned subsidiaries of Brookfield Asset Management provide management services to us pursuant to our Master Services Agreement.

4.B.	BUSINESS OVERVIEW

Overview of our Business

Our company is Brookfield Asset Management’s primary, public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. With over 15,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in the office, retail, industrial and multi-family sectors. We leverage these operating platforms to enhance the cash flow and value of these assets, including through active asset management and by executing development and redevelopment projects.

Our portfolio is comprised of high-quality properties, including:

•	Interests in 163 office properties totaling 93 million square feet in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary and Perth;

•	Interests in 163 retail properties containing approximately 153 million square feet in the United States, Brazil and Australia, including 73 Class A malls with average sales per square foot in excess of $660;

•	Interests in approximately 68 million square feet of industrial space, primarily consisting of modern logistics assets in the United States and Europe; and

•	Interests in over 25,500 multi-family units as well as eight hotel assets with approximately 7,500 rooms.

In addition, we have a 19 million square foot office development pipeline, a $600 million retail mall redevelopment pipeline (on a proportionate basis) and a land portfolio with the potential to build 79 million square feet of industrial properties.

Our portfolio totals $52 billion of assets, supported by $14 billion of partnership capital. The charts below present a breakdown of our equity capital before corporate obligations by operating platform and geography as at December 31, 2013:

Information regarding the revenues attributable to each of our operating platforms and the geographic locations in which we operate is presented as at December 31, 2013 and December 31, 2012 and for the years ended December 31, 2013, 2012 and 2011 in Note 33 to the audited consolidated financial statements included elsewhere in this Form 20-F.

Our diversified portfolio of high-quality assets has a stable cash flow profile with growth potential. As a result of marking-to-market of rents upon lease expiry, escalation provisions in leases and increases in occupancy, our existing assets should generate strong same-store growth without significant capital investment. Furthermore, we expect to earn between 8% to 11% unlevered pre-tax returns on construction costs for our development and redevelopment projects. With this cash flow profile, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 3% to 5% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow that is generated by our assets and capital appreciation. Some of the capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS. The remainder of the capital appreciation will be realized in future periods to the extent we are able to successfully execute development and redevelopment projects as well as other value creation strategies. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

Our Business Strategy

Our strategy is to be the leading globally-diversified owner and operator of commercial properties. Due to the cyclical nature of the real estate industry, we believe that a real estate portfolio diversified by property type and geography will generate more stable cash flow and will perform more consistently over time. Furthermore, since property valuations fluctuate considerably based on market sentiment and other factors, we believe that the flexibility to shift capital to sectors and geographies that are out of favor will enable us to earn premium returns on the capital that we invest.

We are currently targeting investments in the office, retail, industrial and multi-family sectors. In summary, our strategy is to acquire high-quality assets on a value basis, utilize our operating platforms to add value through pro-active management and recycle capital for re-investment in new opportunities.

Acquire assets on a value basis

•	Through our operating platforms around the globe, we receive real-time information regarding market conditions and opportunities, which helps us identify the investments that offer the best risk-adjusted returns.

•	Our teams in each of the regions that we target have developed strong local relationships and partnerships. Through these local networks, we originate proprietary transactions that are generally priced at more favorable valuations than competitive processes.

•	Brookfield has a long history of leading multi-faceted transactions such as recapitalizations. We utilize our structuring expertise to execute these types of transactions, whereby we can acquire high quality assets at a discount to their intrinsic value.

Leverage our operating platforms to enhance value

•	Within our operating platforms, we pursue opportunities to maximize revenues in each market, such as optimizing tenant relationships to increase occupancy and raise rents.

•	We also identify opportunities to redevelop our existing assets that offer premium risk-adjusted returns.

•	Finally, we make add-on acquisitions that can be integrated into our operating platforms.

Develop “best-in-class” properties at a discount to asset valuations

•	In markets where asset valuations are at a premium to development cost, we selectively pursue development projects that offer attractive risk-adjusted returns.

•	Our development strategy is relatively low risk. Before investing a material amount of capital, we generally meet prudent pre-leasing hurdles. We bring in capital partners on a project-specific basis in order to mitigate risk and manage our cash flow profile. Finally, we monetize land parcels in order to reduce our investment in land.

Recycle capital from stabilized properties for re-investment

•	Once we have stabilized an asset, we will consider a full or partial sale in order to recycle capital from these assets, which effectively have low costs of capital, for re-investment in new opportunities with higher rates of return.

•	For core assets, our preference is to sell down interests in assets to institutional investors, which enables us to preserve our operating platforms and earn incremental fee income.

Finance on a non-recourse basis with investment grade metrics

•	Similar to other Brookfield Asset Management-sponsored entities, we predominantly utilize asset-level debt. We size the non-recourse debt with investment grade metrics in order to provide broad access to capital throughout market cycles and optimize our cost of capital.

•	In order to mitigate risk, we generally raise debt financing in local currency, and our debt portfolio is largely fixed rate through issuance of fixed coupon debt or use of interest rate derivatives.

•	We seek to ladder maturities in order to reduce refinancing risk.

For opportunistic transactions, our strategy is to pursue acquisitions through private funds and/or consortium arrangements with institutional investors in order to manage our level of exposure to these higher risk investments. Brookfield Asset Management has a strong track record of leading such consortiums and partnerships.

Competitive Strengths

We believe that a number of competitive strengths differentiate us from other commercial real estate companies.

•	Global Scale. With over 15,000 employees involved in Brookfield Asset Management’s real estate business globally, we have operating platforms with scale in each of our targeted sectors and geographies. With the real-time information that we receive regarding market conditions and opportunities, we are well-positioned to opportunistically originate transactions that offer the highest risk-adjusted returns.

•	Sector and Geographic Diversification. With a portfolio of assets in the office, retail, industrial and multi-family sectors located primarily in North America, Europe and Australia, we have diversified cash flow that increases its stability and overtime should lower our cost of capital. As a result of this diversity, combined with Brookfield Asset Management’s sponsorship and its strong institutional relationships, we believe that we should have access to capital across market cycles. This should enable us to take advantage of attractive opportunities as they arise.

•	Superior Record of Executing Transactions. Brookfield Asset Management has a long track record of leading multi- faceted transactions, such as the recapitalization of GGP, whereby it utilized its structuring capabilities to invest in high-quality assets on a value basis. Additionally, Brookfield Asset Management has demonstrated an ability to develop “best-in-class” assets in markets where asset valuations are in excess of development costs, earning attractive returns on equity. In total, Brookfield Asset Management has invested over $18 billion of equity in the real estate sector since 1989, generating compounded annual returns on equity of approximately 16%.

•	Strong Organic Cash Flow Growth. As a result of escalation provisions in a majority of our leases, the marking-to-market of rents as long-term leases expire and our ability to increase occupancy/permanent occupancy primarily in our office and retail sectors, we have a strong foundation for organic cash flow growth. We will have flexibility to utilize this incremental cash flow to increase our distribution to unitholders or fund other growth initiatives.

•	Attractive Portfolio of Development/Redevelopment Opportunities. Within our office, retail and industrial platforms we have a portfolio of development and redevelopment opportunities that offer premium returns on invested capital. In total, we have a pipeline of active development projects totaling $3.1 billion of capital costs, on a proportionate basis. We will seek to capture the value of this pipeline through a combination of investment of capital to build-out such projects and sell-downs to partners at values that reflect the development value that has been created.

•	Relationship with Brookfield Asset Management. As Brookfield Asset Management's flagship public commercial property entity, we are the primary vehicle through which it invests in real estate on a global basis. As a result, our unitholders benefit from Brookfield Asset Management’s global presence, operating experience, execution capabilities and relationships. Furthermore, with Brookfield Asset Management’s substantial liquidity and strong relationships with banks and institutional investors, we may be able to participate in attractive investments that we could not have executed on a stand-alone basis.

Development of our Business

Brookfield Asset Management and its predecessor companies have been active in various facets of the real estate business since the 1920s. Canadian Arena Corporation, the predecessor company to Brookfield Office Properties, built the Montreal Forum in 1924 to provide facilities for hockey and other sporting and cultural events and its earnings were derived principally from the ownership of the Montreal Forum and the Montreal Canadiens of the National Hockey League until the sale of the hockey franchise in 1978.

In 1976, Brookfield expanded its real estate interests by acquiring a controlling interest in one of Canada's largest public real estate companies. The steady escalation in commercial property values over the next ten years enabled the capital base to expand. Brookfield took advantage of falling real estate values during the recession of the early 1990s to upgrade and expand its directly owned commercial property portfolio. In 2003, Brookfield made its first investment outside of North America in the United Kingdom. Brookfield further expanded outside of North America in 2007 by making property investments in Australia.

The accumulation of our portfolio of assets was completed through various corporate and property purchases, including the following acquisitions:

•	BCE Developments — 7 million square feet. In 1990, Brookfield acquired a 50% interest in a portfolio of office properties in Toronto, Denver and Minneapolis from BCE Developments. In 1994, this interest was increased to 100%. Brookfield Place, Brookfield’s flagship office complex in Toronto, was acquired in this transaction.

•	Olympia & York U.S.A. — 14.7 million square feet. In 1996, Brookfield acquired a 46% interest in World Financial Properties LP, the corporation formed from the bankruptcy of Olympia & York, USA which included three of the four towers of Brookfield Place New York (formerly, World Financial Center), One Liberty Plaza and 245 Park Avenue in Manhattan. Brookfield subsequently increased its interest to 99.4%.

•	Trizec Western Canada — 3.5 million square feet. In 2000, Brookfield acquired a portfolio of Calgary properties, including the Bankers Hall complex.

•	United Kingdom — 8.8 million square feet. In 2003, Brookfield acquired a 9% interest in Canary Wharf, marking its entry into the United Kingdom real estate market. Canary Wharf owned and operated 8.8 million square feet of office and retail properties at that time and had 1 million square feet of office space under construction. Brookfield’s interest in Canary Wharf was increased to 22% in 2010. In 2005, Brookfield also purchased an 80% interest in a 555,000 square foot office property at 20 Canada Square, Canary Wharf, London, which was subsequently increased to 100%. In addition, in 2010, Brookfield acquired a 50% stake in 100 Bishopsgate, a development site in the City of London and increased its stake to 87.5% in 2012.

•	O&Y Properties/O&Y REIT — 11.6 million square feet. In 2005, Brookfield acquired O&Y Properties Corporation and the assets and liabilities of O&Y Real Estate Investment Trust with other partners and continues to own a direct 25% interest in a portfolio of high-quality office properties in Toronto, Ottawa, Calgary with a consortium of investors.

•	Trizec Properties/Trizec Canada — 26 million square feet. In 2006, Brookfield acquired Trizec Properties, Inc. and Trizec Canada Inc.’s portfolio of 58 office properties in New York, Washington, D.C., Los Angeles and Houston in a joint venture with a partner.

•	Brazil — 2.5 million square feet. In 2007, Brookfield’s retail property fund in Brazil acquired five high-quality shopping centers in São Paulo and Rio de Janeiro. This acquisition expanded Brookfield’s portfolio to approximately 2.5 million square feet of retail centers in south-central Brazil.

•	Australia Portfolio — 6.2 million square feet. In 2007, Brookfield acquired Multiplex Limited and Multiplex Property Trust, or Multiplex, an Australian commercial property owner and developer. Multiplex's assets included approximately $3.6 billion of core office and retail properties within nine funds and a $3 billion high-quality office portfolio.

•	General Growth Properties, Inc. — 160 million square feet. In 2009, Brookfield led the recapitalization of GGP, the second largest mall owner in the United States with 166 malls. In 2011, Brookfield acquired an additional 113.3 million common shares of GGP, giving Brookfield and its consortium partners an approximately 38% equity interest in GGP. In January 2012, GGP spun-off Rouse, which at the time of the spin-off held a portfolio of 30 malls. In November 2013, we acquired 53 million shares of GGP and warrants to acquire an additional 26 million shares, as well as 1.1 million common shares of Rouse for $1.4 billion. As of December 31, 2013, our company owned approximately 28% of the common shares of GGP plus warrants that increase our ownership to 32%, assuming they are fully-exercised, and approximately 39% of the common shares of Rouse.

•	Hammerson Portfolio — 0.9 million square feet. In 2012, Brookfield Office Properties acquired the Hammerson portfolio in the City of London for $871 million. The portfolio includes four operating assets totaling 884,000 square feet and two development sites which can accommodate approximately 1.4 million square feet of density.

•	Industrial Portfolio — In partnership with institutional investors, we recently made three major industrial acquisitions that have created a leading international industrial property platform. In North America, we acquired Verde Realty in December 2012 and Industrial Developments International Inc., or IDI, in October 2013. In Europe, we acquired Gazeley Limited (formerly EZW Gazeley Limited), or Gazeley, in June 2013. Combined, our industrial portfolio comprises approximately 68 million square feet of operating and 79 million square feet of development assets.

•	China — In October 2013, we announced an agreement to invest, along with our institutional partners, up to $750 million in China Xintiandi, or CXTD, a wholly-owned entity of Hong Kong-listed developer Shui On Land. CXTD owns a world class portfolio of retail and office properties in Shanghai.

•	Downtown Los Angeles Portfolio — 8.6 million square feet. During the fourth quarter of 2013, we completed the acquisition of MPG Office Trust, Inc. in Los Angeles with institutional partners and created a $1.1 billion fund. Brookfield Office Properties and its institutional partners now own seven Class A office properties totaling 8.6 million square feet in the downtown Los Angeles market.

•	Brookfield Office Properties — On February 12, 2014, we announced the commencement of our Offer to acquire any or all of the common shares of Brookfield Office Properties that we do not currently own. As of March 31, 2014, Brookfield Office Properties shareholders tendered 220 million common shares pursuant to the Offer, which is greater than a majority of unaffiliated common shares subject to the Offer. We will now own, directly or indirectly, 89% of the issued and outstanding common shares of Brookfield Office Properties on a fully-diluted basis. On March 20, 2014, we announced that we intend to acquire the remainder of the Brookfield Office Properties common shares in a second stage transaction, which we expect to close by June 2014.

Operating Platforms

Our business is organized in three operating platforms, with assets as of December 31, 2013 as set forth in the diagram below. The capital invested in these operating platforms is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; participation in private equity funds and consortiums; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

Office Platform

Brookfield Property Partners is a global leader in the development, ownership and management of premier office properties. Our office holdings primarily consist of Brookfield Office Properties, of which we will own 100% of its common equity following completion of the Offer and the subsequent second stage transaction in mid-2014. Additionally, we own an approximate 22% interest in Canary Wharf, which includes 18 properties and a 9 million square feet development pipeline in London. Our office portfolio consists of 163 properties comprising 93 million square feet under management and a total of 19 million square feet of development potential. Our properties are primarily located in commercial business districts in some of the world's leading cities, including New York, London, Los Angeles, Washington D.C., Sydney, Toronto, Houston, Calgary and Perth, serving tenants in the financial, energy and government sectors.

Within our office platform, we remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment and repositioning initiatives to convert assets to higher yielding (or cash flowing) properties;

•	Managing capital prudently, by utilizing conservative financing structures, including the disposition of select mature or non-core assets; and

•	Advancing development projects to create “best-in-class” new stock in premium locations.

Our combined office portfolio occupancy stands at 88.0% leased at December 31, 2013 and reflects average in-place net rent of $30.15 compared to average market net rent of $34.77, allowing for 15% potential to capture on higher rents on the upcoming expiration of leases.

											Proportionate to
Office Property Portfolio(1)			Assets Under Management					Proportionate at subsidiary-level(2)			unitholders(3)		Proportionate(4)
	Number of
(Sq.ft. in 000's)	properties	Leased %	Office	Retail	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
CONSOLIDATED PROPERTIES
U.S. Properties
New York	8	80.5%	13,577	371	13,948	555	14,503	97%	13,480	14,021	6,634	6,901	1,233	1,283
Boston	1	77.2%	771	25	796	236	1,032	99%	791	1,025	389	504	72	94
Washington, D.C.	30	90.1%	5,952	264	6,216	3,447	9,663	86%	5,319	8,324	2,619	4,097	487	761
Los Angeles	22	80.6%	9,668	455	10,123	2,011	12,134	54%	5,604	6,556	2,460	2,928	457	544
San Diego	2	61.8%	338	-	338	-	338	100%	338	338	102	102	19	19
Houston	7	91.7%	6,484	117	6,601	2,084	8,685	79%	5,316	6,850	2,616	3,371	486	626
Denver	2	77.5%	2,595	48	2,643	1,092	3,735	75%	1,998	2,806	984	1,381	183	257
Seattle	2	89.4%	696	3	699	157	856	50%	349	428	172	211	32	39
San Francisco/San Jose	9	71.7%	647	12	659	6	665	100%	659	665	236	239	44	44
	83	83.3%	40,728	1,295	42,023	9,588	51,611	80%	33,854	41,013	16,212	19,734	3,013	3,667

Canadian Properties
Toronto	12	94.2%	8,002	748	8,750	1,851	10,601	54%	4,720	5,746	2,325	2,830	432	526
Calgary	8	99.7%	5,330	305	5,635	1,194	6,829	42%	2,366	2,869	1,165	1,412	217	262
Ottawa	6	96.4%	1,711	33	1,744	804	2,548	21%	366	535	180	263	33	49
Vancouver	1	87.8%	488	94	582	258	840	83%	483	697	237	342	44	64
Other	1	100.0%	-	3	3	-	3	83%	2	2	1	1	-	-
	28	96.0%	15,531	1,183	16,714	4,107	20,821	47%	7,937	9,849	3,908	4,848	726	901

Australian Properties
Sydney	7	99.2%	1,032	271	1,303	168	1,471	69%	908	1,014	447	499	83	93
Melbourne	2	100.0%	1,334	33	1,367	133	1,500	93%	1,275	1,401	627	690	117	128
Brisbane	2	89.3%	480	40	520	28	548	79%	412	433	412	433	77	80
Perth	3	99.6%	1,431	105	1,536	60	1,596	77%	1,188	1,231	584	605	109	112
New Zealand	6	96.7%	707	29	736	105	841	100%	736	841	324	370	60	69
	20	98.2%	4,984	478	5,462	494	5,956	82%	4,519	4,920	2,394	2,597	446	482

European Properties
London	5	94.9%	1,312	32	1,344	34	1,378	100%	1,344	1,378	943	970	175	180
	5	94.9%	1,312	32	1,344	34	1,378	100%	1,344	1,378	943	970	175	180
Total Consolidated Properties	136	88.0%	62,555	2,988	65,543	14,223	79,766	72%	47,654	57,160	23,457	28,149	4,360	5,230
EQUITY ACCOUNTED PROPERTIES
U.S. Properties
New York	3	87.1%	4,934	175	5,109	92	5,201	56%	2,886	2,934	1,420	1,443	264	268
Los Angeles	6	81.4%	1,869	15	1,884	389	2,273	72%	1,473	1,637	369	450	69	84
San Diego	1	84.0%	123	-	123	-	123	100%	123	123	27	27	5	5
San Francisco/San Jose	1	63.2%	289	-	289	-	289	100%	289	289	64	64	12	12
Denver	2	79.6%	582	-	582	-	582	100%	582	582	129	129	24	24
Seattle	4	58.0%	364	-	364	-	364	100%	364	364	81	81	15	15
	17	83.2%	8,161	190	8,351	481	8,832	67%	5,717	5,929	2,090	2,194	389	408

Australian Properties
Sydney	8	96.2%	3,375	165	3,540	288	3,828	49%	1,723	1,866	1,228	1,335	228	248
Melbourne	1	98.2%	679	26	705	106	811	43%	303	349	150	172	28	32
Canberra	1	100.0%	176	-	176	28	204	100%	176	204	176	204	33	38
	10	96.7%	4,230	191	4,421	422	4,843	52%	2,202	2,419	1,554	1,711	289	318
Total Equity Accounted Properties	27	87.9%	12,391	381	12,772	903	13,675	62%	7,919	8,348	3,644	3,905	678	726

Total Office Properties	163	88.0%	74,946	3,369	78,315	15,126	93,441	71%	55,573	65,508	27,101	32,054	5,038	5,956

(1) Does not include office assets held through our approximate 22% interest in Canary Wharf.

(2) Reflects our partnership's interest before considering non-controlling interests, such as minority interests in Brookfield Office Properties and Multiplex New Zealand Property Fund.

(3) Reflects our partnership's interest net of non-controlling interests described in note (2) above and attributable to limited partner units and Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield.

(4) Reflects our partnership's proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield.

Another important characteristic of our office portfolio is the strong credit quality of our tenants. We focus on tenant credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants in our office portfolio by leased area and their respective credit ratings and lease commitments as at December 31, 2013:

Tenant	Primary Location	Credit Rating(1)	Year of Expiry(2)	Total (000's Sq. Ft.)	Sq. Ft. (%)(3)
Government and Government Agencies	Various	AAA/AA+	Various	5,468	7.0%
CIBC World Markets(4)	Calgary/Houston/New York/Toronto	A+	2034	1,429	1.8%
Suncor Energy Inc.	Calgary	BBB+	2028	1,295	1.7%
Bank of America/Merrill Lynch	Denver/New York/Los Angeles/Toronto/Washington, D.C.	A-	2022	1,263	1.6%
Morgan Stanley	Denver/New York/Toronto	A-	2030	1,196	1.5%
Bank of Montreal	Calgary/Toronto	A+	2023	1,143	1.5%
Royal Bank of Canada	Boston/Calgary/New York/Los Angeles/Toronto/Vancouver/Washington, D.C.	AA-	2026	984	1.3%
PricewaterhouseCoopers	Calgary/Houston/Los Angeles/Perth/Sydney	Not Rated	2026	896	1.1%
JPMorgan Chase & Co.	Denver/New York/Houston/Los Angeles	A	2022	889	1.1%
KPMG	Perth/Sydney/Toronto	Not Rated	2025	853	1.1%
Total				15,416	19.7%

(1)	From Standard & Poor's Rating Services, Moody's Investment Services, Inc. or DBRS Limited.
(2)	Reflects the year of maturity related to lease(s) and is calculated for multiple leases on a weighted average basis based on square feet where practicable.
(3)	Prior to considering partnership interests in partially-owned properties.
(4)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

Another important strategy for our office platform is to sign long-term leases in order to mitigate risk, reduce our overall re-tenanting costs and ensure stable and sustainable cash flows. As at December 31, 2013, the average lease term of our office platform was 7.3 years, compared to 7.1 years at December 31, 2012. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration.

A portion of our office platform is owned through joint venture, partnership and/or consortium arrangements with institutional partners. Prospectively, as we recycle capital, our preference is to sell down interests in assets to institutional partners and to continue to manage the assets on behalf of the consortium. We believe that this strategy enables us to enhance returns on our capital through associated fees, which represent an important area of growth. These types of transactions allow us to earn the following categories of fees:

•	Asset Management. Stable base fee for providing regular, ongoing services.

•	Transaction. Development, redevelopment and leasing activities conducted on behalf of these funds.

•	Performance. Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a partnership’s life cycle and are therefore not fully reflected in current results.

During 2013, our office portfolio earned fee income totaling $50 million.

Our development pipeline is a significant component of value of our office platform, and we expect this pipeline to contribute significantly to earnings and provide attractive returns on capital upon stabilization. As at December 31, 2013, we held interests in centrally located office development sites with total development potential of approximately 19 million square feet in the United States, Canada, Australia and Europe.

The following table summarizes all office development projects in our portfolio by geographic location as at December 31, 2013:

			(000's Sq. Ft.)
	Number of Sites	Owned Interest (%)	Total	Proportionate to unitholders(1)	Proportionate(2)
United States	8	91%	10,049	4,515	839
Canada	7	80%	5,427	2,136	397
Australia	1	100%	366	180	33
Europe	4	79%	2,330	903	168
Brazil	1	100%	681	681	127
Total/Avg	21	87%	18,853	8,415	1,564

(1)	Reflects interest net of non-controlling interests of others in operating subsidiaries attributable to limited partner units and Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield.
(2)	Reflects our partnership's proportionate interest net of non-controlling interests described in note (1) above and the Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield.

We classify our office development sites into three categories: (i) active development, (ii) active planning and (iii) held for development. Of the approximately 18.9 million square feet in our office development pipeline, 8.4 million square feet are in the active development stage, 2.3 million square feet are in the active planning stage and 8.2 million square feet are held for future development.

Our active developments include the five million square foot Manhattan West project in New York, the 1.4 million square foot Brookfield Place East Tower in Calgary, the 980,000 square foot Bay Adelaide Centre East in Toronto, the 681,000 square foot Giroflex towers in São Paulo, and the 366,000 square foot Brookfield Place Tower 2 in Perth. As of December 31, 2013 on a proportionate basis, these five sites had incurred a cost of $524 million and had a total planned development cost of $3.1 billion, or $732 per square foot, with a weighted average planned construction period of 83 months.

Of the remaining approximately 10.4 million square feet in our office development pipeline as at December 31, 2013, 2.3 million square feet were in the active planning stage comprising four development projects, including 100 Bishopsgate in London. As at December 31, 2013 on a proportionate basis, those four developments had incurred a cost of $209 million and had a total planned development cost of $1.1 billion, or $942 per square foot with a weighted average planned construction period of 37 months.

The following table provides additional detail on our active development pipeline and certain projects in the active planning stage.

	Sq. ft. in				Equity		Stabilized Return
(US$ Millions)	000's	% Leased	Cost	Debt	Total	Future	Date	NOI	Cap Rate
Bay Adelaide East	980	60%	$442	$(316)	$126	$(28)	Q2 2017	$29	6.6%
Brookfield Place Calgary	1,400	71%	768	(519)	249	135	Q3 2018	51	6.6%
Brookfield Place Perth	366	40%	271	(163)	108	52	Q1 2016	25	9.2%
London Wall (1)	310	100%	183	(110)	73	30	Q2 2017	15	8.2%
Giroflex	680	-	239	(116)	123	44	Q1 2017	25	10.5%
Subtotal	3,736	55%	$1,903	$(1,224)	$679	$233		$145	7.6%

Manhattan West (2)			$680	$(340)	$340	$37
Total			$2,583	$(1,564)	$1,019	$270		$145	7.6%
(1)	Construction cost is at 50% proportionate share
(2)	Only includes cost of platform

The remaining approximately 8.1 million square feet of our office development pipeline as of December 31, 2013 is being held for development and is not in the active planning stage. With all of our development sites, we proceed with construction when our risk adjusted return hurdles and preleasing targets have been met.

Retail Platform

As at December 31, 2013, our retail platform is primarily comprised of our 32% ownership interest in GGP on a fully-diluted basis, our 39% ownership interest in Rouse, and interests in retail assets in Brazil and Australia. As at December 31, 2013, our retail portfolio consisted of interests in 163 well-located, high-quality retail properties encompassing approximately 153 million square feet of retail space in the United States, Brazil and Australia.

Our primary objective is to be an owner and operator of best-in-class malls that provide an outstanding environment and experience for our communities, retailers, employees and consumers. The strategy for our retail platform includes:

•	Increasing the permanent occupancy of our regional mall portfolio by converting temporary leases to permanent leases and leasing vacant space;

•	Renewing or replacing expiring leases at greater rental rates;

•	Actively recycling capital through the disposition of strip centers and lower quality regional malls and investing in whole or partial interests in high-quality regional malls and anchor pads; and

•	Continuing to execute on our existing redevelopment projects and seeking additional opportunities within our portfolio for redevelopment.

Our retail portfolio is one of the highest quality and fastest growing platforms in North America. In 2013 our properties reported a combined average of $525 in tenant sales per square foot. At our retail properties, occupancy levels as at December 31, 2013 increased by 0.8% to 95.9% compared to a year ago. During this same period, the spread between the rent paid on expiring leases and the rent commencing under new leases on a suite-to-suite basis in the United States increased by 10%, demonstrating our strong same-store growth potential.

As at December 31, 2013, our retail portfolio consisted of interests in 154 regional malls totaling approximately 149 million square feet throughout the United States with total regional mall gross leasable area allocated as follows: southwest and southeast region (28%), pacific and mountain region (28%), northeast and mideast region (23%) and east and west north central region (21%). Our U.S. retail portfolio is highly concentrated with 73 Class A regional malls, which produce approximately $660 in average annual tenant sales per square foot. Regional malls in our portfolio include Ala Moana in Honolulu, Fashion Show in Las Vegas, the Natick Collection in Natick, Massachusetts (Boston), Tysons Galleria in Washington, D.C., Park Meadows in Lone Tree (Denver) and Water Tower Place in Chicago. A significant number of these regional malls are either the only mall in their market or a part of a cluster of malls that receive high consumer traffic.

Our portfolio also includes 8 malls totaling approximately 2.9 million square feet in Brazil, 59% of which are located in São Paolo, 33% of which are located in Rio de Janeiro and 8% of which are located in Belo Horizonte. These properties are mostly concentrated in premier locations in highly dense urban areas and thereby have leading positions in their respective markets. These properties include the Rio Sul Shopping Center in Rio de Janeiro and the Shopping Pátio Paulista and Shopping Pátio Higienópolis in São Paulo.

Competition within the retail sector is strong. We compete for tenants and visitors to our malls with other malls in close proximity. In order to maintain and increase our malls’ competitive position within its marketplace we focus on the following:

•	Strategically arrange the physical location of the merchants within each mall to enforce a merchandising strategy that promotes cross-shopping and maximizes sales;

•	Introduce new concepts to the mall which may include restaurants, theaters, new retailers;

•	Implement marketing campaigns to attract people to the mall; and

•	Invest capital to maintain and improve the malls’ aesthetics and infrastructure, including major redevelopments to further establish the malls as a destination.

We believe the high quality of our regional malls enable us to compete effectively for retailers and consumers.

The following list reflects the ten largest tenants in our retail portfolio as at December 31, 2013. The largest tenant in our portfolio accounted for approximately 2.9% of minimum rents, tenant recoveries and other.

Top Ten Largest Tenants	Primary DBA	Percent of Minimum Rents, Tenant Recoveries and Other (%)
L Brands Inc.	Victoria's Secret, Bath & Body Works, PINK	2.9%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.4%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.2%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	1.9%
Forever 21, Inc.	Forever 21	1.7%
Express, Inc.	Express, Express Men	1.3%
Luxottica Group S.p.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.3%
American Eagle Outfitters, Inc.	American Eagle, Aerie	1.3%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.2%
LVMH	Louis Vuitton, Sephora	1.0%
Total		17.2%

We develop and redevelop retail properties on a selective basis to enhance the quality of our portfolio, when we believe attractive risk-adjusted returns can be earned. Our strategy is to identify opportunities to invest capital to expand our Class A malls, which are often irreplaceable due to urban density and permitting challenges. We seek to acquire big boxes that are contiguous to our malls and divide them into in-line space on which we earn significantly greater rent. We will invest capital in Class B malls when we believe that we can upgrade these malls to Class B+ or Class A. As of December 31, 2013, we are progressing 31 redevelopment projects in the United States, including the 300,000 square foot expansion of Ala Moana Center in Hawaii. The total anticipated cost of these redevelopment projects is approximately $311 million on a proportionate basis. As of December 31, 2013, we had incurred costs of approximately $121 million in connection with these redevelopment projects on a proportionate basis. We anticipate generating pretax unlevered returns of 9% to 11% on these projects.

Multi-family, Industrial and Other Platform

In the last year, we built one of the largest industrial real estate platforms in the United States and Europe by acquiring three companies with high-quality assets. Our recent acquisitions include Gazeley, a best-in-class, U.K. based operator acquired in June 2013, and IDI, an owner-operator and developer of premier industrial assets in U.S. markets acquired in October 2013. We are in the process of integrating these companies into one global industrial platform. Our industrial platform is currently comprised of 68 million square feet of premier modern logistics assets and 79 million square feet of development potential. Our industrial strategy is to acquire older generation logistics properties that we can redevelop into state-of-the-art product. We also seek to selectively develop projects in supply constrained markets that are critical to the global supply chain. We leverage our long track record of successfully entitling land in these markets and our global relationships with retailers and other logistics companies to negotiate anchor leases to support such projects. Our land bank is comprised of well-located sites near major markets and transport routes in North America, Europe, the Middle East and China.

At December 31, 2013, we owned over 25,500 residential apartments throughout North America. The majority of these apartments are managed by Fairfield Residential Company LLC, or Fairfield, which is 65% owned by Brookfield Asset Management. Fairfield is one of the largest vertically-integrated multi-family real estate companies in the United States and is a leading provider of acquisition, development, construction, renovation and property-management services. As we build our portfolio, we aim to selectively develop Class A properties in high growth, supply-constrained markets. Due to institutional demand for these types of properties, acquisition opportunities are scarce. We leverage our long track record of successfully entitling land for development of multi-family properties and managing construction in order to maximize returns. We also seek opportunities to redevelop well-located, older assets. We target Class B assets that we can acquire at a significant discount to replacement cost. We typically invest $6,000 to $10,000 per door to upgrade apartments and common areas with amenities that are in demand in today's market. We seek to earn an attractive return on this capital by raising rents, which are still a significant discount to new product.

With respect to the hospitality sector, we have ownership interests in eight hotels with 7,500 rooms including the Atlantis resort complex in the Bahamas and the Hard Rock Hotel and Casino in Las Vegas.

Distribution Policy

Our distribution policy is to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to raise external capital. We believe that a payout ratio of 80% of our FFO should accomplish this objective. We are currently leasing a significant amount of space in lower Manhattan following the expiration of a major lease, and we have invested a substantial amount of capital in development and redevelopment projects primarily in our office and retail platforms. Once we realize stabilized cash flow from these initiatives, we expect the growth in our payout to meet its target range of 3% to 5% per annum.

We established our initial distribution level and our targeted distribution growth rate based on projections of the amount of FFO that we will generate in the short to medium term. These projections reflected the in-place cash flow of all of our investments and our capital investment plans. In a number of our operating entities, we are retaining operating cashflow for reinvestment. As a result, we are required to finance, in the short term, payment of our distributions to our unitholders. To maintain our distributions at its current level, we have a number of alternatives available to us, including (a) using borrowings under our committed revolving credit facilities; (b) electing to accrue and/or waive distributions to be made in respect of the Redemption-Exchange Units that are held by Brookfield Asset Management in accordance with the Property Partnership’s limited partnership agreement; (c) paying off all or a portion of the fees owed to the Service Providers pursuant to the Master Services Agreement through the issuance of our units and/or Redemption-Exchange Units; (d) paying of any equity enhancement distributions to Property Special LP through the issuance of Redemption-Exchange Units; and (e) utilizing distributions from other operating entities from cash flow from operations, asset sales and/or refinancings. We are not a passive investor and we typically hold positions of control or significant influence over assets in which we invest, enabling us to influence distributions from those assets.

Despite our projections and the alternative methods available to maintain our distribution level, there can be no assurance that we will be able to maintain our annual distribution of $1.00 per unit or meet our target growth rate. Based on amounts received in distributions from our operating entities and our projected operating cash flow from our direct investments, our proposed distributions are significantly greater than such amounts. Following the purchase of the remaining common shares of Brookfield Office Properties that we do not own, a significant portion of these amounts will be needed to repay amounts borrowed under our credit facility.

Additionally, our ability to make distributions will depend on a number of factors, some of which are out of our control, including, among other things, general economic conditions, our results of operations and financial condition, the amount of cash that is generated by our operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to finance our operations and investments or to fund liquidity needs, levels of operating and other expenses, and contingent liabilities.

Competition and Marketing

The nature and extent of competition we face varies from property to property and platform to platform. Our direct competitors include other publicly-traded office, retail, multi-family and industrial development and operating companies; private real estate companies and funds; commercial property developers and other owners of real estate that engage in similar businesses.

We believe the principal factors that our tenants consider in making their leasing decisions include: rental rates; quality, design and location of properties; total number and geographic distribution of properties; management and operational expertise; and financial position of the landlord. Based on these criteria, we believe that the size and scope of our operating platforms, as well as the overall quality and attractiveness of our individual properties, enable us to compete effectively for tenants in our local markets. Our marketing efforts focus on emphasizing these competitive advantages and leveraging our relationship with Brookfield. We benefit from using the “Brookfield” name and the Brookfield logo in connection with our marketing activities as Brookfield has a strong reputation throughout the global real estate industry.

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

Our company intends to build all future office developments to a LEED Gold standard or local equivalent. The LEED Green Building Rating System is an internationally accepted scorecard for sustainable sites, water efficiency, energy and atmosphere, materials and resources, and indoor environmental quality. Within our 93 million square foot global office portfolio, we have 37 LEED certifications.

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

Organizational Chart

The chart below represents a simplified summary of our organizational structure as of December 31, 2013. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Asset Management holds units of our company and the Redemption-Exchange Units have been omitted. This chart should be read in conjunction with the explanation of our ownership and organizational structure below.

(1)	As of the date of this Form 20-F, public holders own units of our company representing a 81% limited partnership interest in our company, and Brookfield owns the remaining units of our company, representing a 19% limited partnership interest in our company. Our company’s sole direct investment is a 19% managing general partnership interest in the Property Partnership through our company’s ownership of managing general partnership interests in the Property Partnership. Brookfield also owns an 80.1% limited partnership interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. On a fully-exchanged basis, public holders would own units of our company, representing an 28% limited partnership interest in our company, and Brookfield would own the remaining units of our company, representing a 72% limited partnership interest in our company, and our company would own 99% of the limited partnership interests in the Property Partnership. Brookfield’s interest in our company consists of a combination of our units, Redemption-Exchange Units, special limited partnership interests in the Property Partnership and a general partnership interest in our company, together representing and effective economic interest in our business of 72%.

(2)	The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.25 billion of redeemable preferred shares of Brookfield BPY Holdings Inc., or CanHoldco, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. In addition, Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities, which preferred shares will be entitled to vote with the common shares of the applicable entity. Brookfield will have an aggregate of 3% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of any of the other applicable entities. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Preferred Shares of Certain Holding Entities”.

(3)	Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2013.

(4)	Our interest in Brookfield Office Properties Inc. consists of 49.2% of its outstanding common shares and 97.2% of its outstanding voting preferred shares. Brookfield Office Properties owns an approximately 83.3% aggregate equity interest in Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE, and an approximately 84.3% interest in the U.S. Office Fund, which consists of a consortium of institutional investors and which is led and managed by Brookfield Office Properties. On February 12, 2014, we announced the commencement of our Offer to acquire any or all of the common shares of Brookfield Office Properties that we do not currently own. As of March 31, 2014, Brookfield Office Properties shareholders tendered 220 million common shares pursuant to the Offer, which is greater than a majority of unaffiliated common shares subject to the Offer. We will now own, directly or indirectly, 89% of the issued and outstanding common shares of Brookfield Office Properties on a fully-diluted basis. On March 20, 2014 we announced that we intend to acquire the remainder of the Brookfield Office Properties common shares in a second stage transaction, which we expect to close by June 2014.

(5)	Our Australian office platform consists of our economic interest in certain of our Australian office properties not held through Brookfield Office Properties.

(6)	Our European office platform includes our interest in 20 Canada Square in London, which is not held through Brookfield Office Properties.

(7)	Other, as it relates to the Office segment, includes 100% ownership of an office development in São Paulo, Brazil, as well as office assets held in Brookfield-sponsored private funds in which we hold varying interests.

(8)	As at December 31, 2013, our interest in GGP consists of an interest in approximately 28% (34% with our consortium partners) of the outstanding shares of common stock. We, and our consortium partners, also own warrants to acquire additional shares of common stock, which warrants were “in-the-money” as at December 31, 2013. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 396 million shares of GGP, representing approximately 40% of the outstanding shares of common stock of GGP. Of the 396 million shares that would be held by our company and our consortium partners, 323 million common shares of GGP would be owned by our company, representing approximately 32% of the outstanding shares of common stock of GGP (and 33% assuming that only our company, and none of our consortium partners, exercised the warrants).

(9)	Rouse is a NYSE-listed company that GGP spun-out to its shareholders on January 12, 2012. As at December 31, 2013, we had interests of approximately 39% of the outstanding shares of common stock of Rouse. On January 13, 2014, Rouse completed an underwritten public offering of 8,050,000 shares of its common stock, which decreased our ownership interest in Rouse to 34%.

(10)	Our economic interest set forth above is reflected as a range because our multi-family, industrial and other portfolios are held through Brookfield-sponsored private funds in which we hold varying interests.

(11)	Other, as it relates to the Multi-family, Industrial and Other segment, primarily includes our interests in various hospitality assets, as well as commercial real estate mortgages and mezzanine loans, in which we hold varying interests.

The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating entities included in our organizational chart set out above under “— Organizational Chart”.

Name	Economic Interest(1)		Voting Interest(1)
Office
Brookfield Office Properties Inc.	49%		51	%(2)
Pro forma for BPO merger	100%		100%
Australia	100%		—	(3)
Europe	100%		100%
Canary Wharf Group plc	22%		22%
Brazil	100%		100%
Other	30%-83%		—	(4)
Retail
General Growth Properties, Inc.	28	%(5)	25	%(5)
Rouse Properties, Inc.	39	%(6)	54	%(6)
Brazil Retail Fund	35%		—	(4)
Australia	100%		—	(7)
Multi-Family, Industrial & Other
Multi-Family(8)	13%-52%		—	(4)
Industrial(8)	28%-40%		—	(4)
Other(8)	12%-82%		—	(4)

(1)	All interests are rounded to the nearest one percent and are calculated as at December 31, 2013.

(2)	Our interest in Brookfield Office Properties Inc. consists of 49.2% of its outstanding common shares and 97.2% of its outstanding voting preferred shares. Brookfield Office Properties owns an approximate 83.3% aggregate equity interest in Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE, and an approximate 84.3% interest in the U.S. Office Fund, which consists of a consortium of institutional investors and which is led and managed by Brookfield Office Properties. On February 12, 2014, we announced the commencement of our Offer to acquire any or all of the common shares of Brookfield Office Properties that we do not own. As of March 31, 2014, Brookfield Office Properties shareholders tendered 220 million common shares pursuant to the Offer, which is greater than a majority of unaffiliated common shares subject to the Offer. We will now own, directly or indirectly, 89% of the issued and outstanding common shares of Brookfield Office Properties on a fully-diluted basis. On March 20, 2014, we announced that we intend to acquire the remainder of the Brookfield Office Properties common shares in a second stage transaction, which we expect to close by June 2014.

(3)	Our Australian office platform consists of our economic interest in certain of our Australian office properties not held through Brookfield Office Properties. This economic interest is held in the form of participating loan agreements with Brookfield, which are hybrid instruments comprising an interest bearing note, a total return swap, and an option to acquire direct or indirect legal ownership in the properties. The participating loan interests provide the holding entities (or their wholly owned subsidiaries) with an economic interest in the results of operations and changes in fair value of the properties. Brookfield retains the legal title to the properties through a wholly-owned subsidiary that is not part of the business in order to preserve existing financing arrangements. We have control or significant influence over the properties via the participating loan interests. Accordingly, the assets, liabilities and results of the entities that have direct ownership of such properties are consolidated or accounted for under the equity method by the holding entities (or their wholly owned subsidiaries).

(4)	We hold our economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored private funds. By their nature, limited partnership interests do not have any voting rights.

(5)	We, together with our consortium partners, control approximately 34% of the outstanding shares of common stock of GGP. In addition, we are entitled to appoint three directors to GGP’s board of directors. We, and our consortium partners, also own warrants to acquire additional shares of common stock of GGP, which warrants were “in-the-money” as at December 31, 2013. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 396 million shares of GGP, representing approximately 40% of the outstanding shares of common stock of GGP. Of the 396 million shares that would be held by our company and our consortium partners, 323 million common shares of GGP would be owned by our company, representing approximately 32% of the outstanding shares of common stock of GGP (and 33% assuming that only our company, and none of our consortium partners, exercised the warrants).

(6)	As at December 31, 2013, we had interests of approximately 39% of the outstanding shares of common stock of Rouse. On January 13, 2014, Rouse completed an underwritten public offering of 8,050,000 shares of its common stock, which decreased our ownership interest in Rouse to 34%.

(7)	Our economic interest in our Australian retail properties is held in the form of participating loan agreements with Brookfield, which are hybrid instruments comprising an interest bearing note, a total return swap, and an option to acquire direct or indirect legal ownership in the properties. The participating loan interests provide the holding entities (or their wholly owned subsidiaries) with an economic interest in the results of operations and changes in fair value of the properties. Brookfield retains the legal title to the properties through a wholly-owned subsidiary that is not part of the business in order to preserve existing financing arrangements. We have control or significant influence over the properties via the participating loan interests. Accordingly, the assets, liabilities and results of the entities that have direct ownership of such properties are consolidated or accounted for under the equity method by the holding entities (or their wholly owned subsidiaries).

(8)	Our economic interest set forth above is reflected as a range because our multi-family, industrial and other portfolios are primarily held through Brookfield-sponsored private funds in which we hold varying interests.

Our Company

Our company was established on January 3, 2013 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended. Our company’s head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and our company’s telephone number is +441 294 3309.

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

Property Partnership

Our company’s sole direct investment is a managing general partnership interest in the Property Partnership. Our company serves as the managing general partner of the Property Partnership and has sole authority for the management and control of the Property Partnership.

Our company owns a direct 19% managing general partnership interest in the Property Partnership and Brookfield owns a combination of our units, Redemption-Exchange Units, a special limited partner interest and a general partner interest, together representing an effective economic interest in the Property Partnership of 72% as of the date of this Form 20-F. Holders of our units other than Brookfield hold the remaining economic interest in the Property Partnership. Brookfield’s interest in the Property Partnership includes a special limited partnership interest held by Property Special LP, a wholly-owned subsidiary of Brookfield Asset Management, which entitles it to receive equity enhancement distributions and incentive distributions from the Property Partnership. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Equity Enhancement and Incentive Distributions”.

Our Service Providers

The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s global real estate business, including Richard B. Clark who is Senior Managing Partner and Chief Executive Officer of Brookfield Asset Management’s global real estate group.

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

Property Special LP

Property Special LP is a special limited partner of the Property Partnership. The general partner of Property Special LP is Brookfield Asset Management. Property Special LP is entitled to receive equity enhancement distributions and incentive distributions from the Property Partnership as a result of its ownership of the special limited partnership interests of the Property Partnership. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions”.

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

Operating Entities

Our business is organized in three operating platforms: office, retail and multi-family, industrial and other. The capital invested in these operating platforms is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; sponsorship and participation in private equity funds; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

Office Platform

Brookfield Office Properties Inc.: Our U.S. and Canadian office properties and our economic interests in most of our Australian office properties are held through our approximately 51% voting interest in Brookfield Office Properties, a global pure-play office company that is incorporated under the laws of Canada and is listed on the NYSE and the TSX. Brookfield Office Properties owns all of its Canadian office properties through its approximately 83.3% aggregate equity interest in Brookfield Canada Office Properties, a real estate investment trust formed under the laws of Canada and listed on the TSX and the NYSE. Brookfield Office Properties also owns a portion of its U.S. office properties through its approximately 84.3% interest in the U.S. Office Fund, which consists of a consortium of institutional investors and which is led and managed by Brookfield Office Properties. As at December 31, 2013, Brookfield Office Properties’ portfolio consisted of interests in 114 properties totaling 85 million square feet and interests in 18 million square feet of high quality, centrally-located development sites. Brookfield has held an interest in Brookfield Office Properties and its predecessors for over 20 years. On February 12, 2014, we announced the commencement of our Offer to acquire any or all of the common shares of Brookfield Office Properties that we do not currently own. As of March 31, 2014, Brookfield Office Properties shareholders tendered 220 million common shares pursuant to the Offer, which is greater than a majority of unaffiliated common shares under the Offer. We will now own, directly or indirectly, 89% of the issued and outstanding common shares of Brookfield Office Properties on a fully-diluted basis. On March 20, 2014, we announced that we intend to acquire the remainder of the Brookfield Office Properties common shares in a second stage transaction, which we expect to close by June 2014.

Australia: In addition to the office properties in Australia in which Brookfield Office Properties has an economic interest, we hold an economic interest in office properties in Sydney, Canberra, Brisbane and New Zealand. As at December 31, 2013, this portfolio consisted of 11 office properties totaling approximately 2.4 million square feet. Brookfield acquired these office properties in 2007.

Europe: In addition to the office properties in Europe in which Brookfield Office Properties has an interest, we own 100% of a 576,000 square foot office property at 20 Canada Square, Canary Wharf, London. Brookfield acquired an interest in this office property in 2005.

Canary Wharf: The remainder of our European office property operations consists of our approximately 22% interest in Canary Wharf, a company incorporated under the laws of England and Wales which, as at December 31, 2013, owned and operated 18 office and retail properties (not including our interest in the office property at 20 Canada Square) totaling more than 7 million square feet. Brookfield acquired an initial interest in Canary Wharf in 2003 and an additional interest in 2010.

Brazil: We are currently actively developing an office tower and open-air mall situated in the Marginal district of São Paulo in Brazil. Brookfield acquired an 80% interest in the development in September 2011 and in May 2013, we acquired the remaining 20% stake.

Other: Other investments include office assets in the United States held in our real estate opportunity funds.

Retail Platform

GGP: A substantial portion of the properties in our retail platform are held through our approximately 28% interest in GGP, a NYSE-listed company that is incorporated under the laws of Delaware. GGP is the second largest mall owner in the United States. The majority of GGP’s properties rank among the highest quality U.S. retail assets. In late 2010, Brookfield successfully led GGP out of Chapter 11 with a cornerstone investment. Brookfield and our company acquired a further interest in GGP in January 2011, December 2012 and April and November 2013. We and the other members of the consortium hold an aggregate of approximately 311 million shares of GGP, representing approximately 34% of the outstanding shares of common stock of GGP. We, and our consortium partners, also own warrants to acquire additional shares of common stock, which warrants were “in-the-money” as at December 31, 2013. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 396 million shares of GGP, representing approximately 40% of the outstanding shares of common stock of GGP. Of the 396 million shares, 323 million common shares of GGP would be owned by our company, representing approximately 32% of the outstanding shares of common stock of GGP.

Rouse: On January 12, 2012, we and other members of Brookfield’s consortium acquired an approximately 37% interest in Rouse, a NYSE-listed company that is incorporated under the laws of Delaware, that GGP spun-out to its shareholders. After giving effect to Rouse’s rights offering in March 2012, we increased our holdings to approximately 36% of the outstanding shares of Rouse common stock and further increased this position in April 2013 and November 2013. On January 13, 2014, Rouse completed an underwritten public offering of 8,050,000 shares of its common stock, which decreased our ownership interest in Rouse. We currently hold approximately 34% of the outstanding shares of Rouse common stock. Rouse is one of the largest publicly-traded regional mall owner in the United States based on square footage and owns and manages Class B regional malls in secondary and tertiary markets. As at December 31, 2013, Rouse owned and operated 34 retail properties totaling approximately 23 million square feet.

Brazil Retail Fund: We hold an approximately 35% interest in the Brazil Retail Fund, a Brookfield-sponsored retail fund in Brazil. As at December 31, 2013, the Brazil Retail Fund’s portfolio consisted of eight malls totaling approximately 2.9 million square feet in Brazil, 59% of which is located in São Paolo, 33% of which is located in Rio de Janeiro and 8% of which is located in Belo Horizonte. Brookfield acquired an interest in the Brazil Retail Fund in 2006.

Australia: We hold an economic interest in Brookfield’s retail property portfolio in Australia. As at December 31, 2013, this portfolio consisted of one property in Sydney totaling approximately 900,000 square feet and one property that is currently being de-leased in preparation for redevelopment. Brookfield acquired these retail properties in 2007.

Multi-Family, Industrial and Other Platform

Multi-Family: As at December 31, 2013, our multi-family portfolio consisted of interests in over 25,500 multi-family units, which were held primarily through a number of Brookfield-sponsored private funds.

Industrial: As at December 31, 2013, our industrial portfolio consisted of interests in approximately 68 million square feet of industrial space through our interests in 236 industrial properties in North America and Europe. We hold these interests through private funds.

Other: Other assets primarily include interests in eight hotel properties with approximately 7,500 rooms in North America and Australia, as well as commercial real estate mortgages and mezzanine loans.

4.D.	PROPERTY, PLANTS AND EQUIPMENT

See Item 4.B. “Information on the Company — Business Overview” and Item 4.C. “Information on the Company — Organizational Structure — Operating Entities”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	OPERATING RESULTS

Introduction

This management's discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (the “partnership” or “BPY”), covers the financial position as at December 31, 2013 and December 31, 2012 and results of operations for years ended December 31, 2013, 2012 and 2011 of the business (the “business”) comprising Brookfield Asset Management Inc.’s (“Brookfield Asset Management” or “BAM”) commercial property operations prior to the spin-off presented on a continuity of interests basis and our partnership’s actual results from April 15, 2013 through December 31, 2013. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2013 and December 31, 2012 and each of the years in the three year period ended December 31, 2013 (the “Financial Statements”) contained elsewhere in this Form 20-F.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.

Basis of Presentation

Our sole material asset is our 19% interest in Brookfield Property L.P. (the “Property Partnership”). As we have the ability to direct its activities pursuant to the rights as owners of the general partner units, we consolidate the Property Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties. We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are (i) office, including our office development projects, (ii) retail, and (iii) multi-family, industrial and other.

Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interest in Canary Wharf Group plc (“Canary Wharf”). We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars, Australian Dollars, British Pounds, Euros, and Brazilian Reais are identified as “C$”, “A$”, “£”, “€” and “R$”, respectively.

Continuity of Interest

Our partnership was established on January 3, 2013 by Brookfield Asset Management, and on April 15, 2013, Brookfield Asset Management completed the spin-off of the business to our partnership. Brookfield Asset Management directly and indirectly controlled the business prior to the spin-off and continues to control our partnership subsequent to the spin-off through its interests in our partnership. As a result of this continuity of interests, there is insufficient substance to justify a change in the measurement of the business. Accordingly, our partnership has reflected the business in its financial position and results of operations using Brookfield Asset Management’s carrying values prior to the spin-off, excluding certain interests in Brookfield Asset Management’s Australian assets and a 2% investment in The Howard Hughes Corporation, which were previously reported by Brookfield Asset Management for the same periods presented herein and which were not contributed to the partnership as part of the spin-off (the “non-contributed operations”).

To reflect this continuity of interests, the consolidated Financial Statements provide comparative information of the business, as previously reported by Brookfield Asset Management exclusive of the non-contributed operations for all periods prior to the spin-off. The consolidated Financial Statements utilize the accounting policies that were used to prepare the partnership’s first consolidated financial statements subsequent to the spin-off, based on the historical financial information for the contributed operations of the business as reported by Brookfield Asset Management, as if our partnership was a legal entity for the periods presented. The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off are reflected prospectively from the date of the spin-off and accordingly have not been reflected in the results of operations or financial position of our partnership, as such items were in fact not created or modified prior thereto. Accordingly, the financial information included herein for periods prior to April 15, 2013 is presented based on the historical financial information as previously reported by Brookfield Asset Management but excluding the non-contributed operations.

Performance Measures

To measure our performance, we focus on: equity, net operating income (“NOI”) and funds from operations (“FFO”). NOI and FFO do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.

•	FFO: means income, including equity accounted income, before realized gains (losses) on real estate property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.

NOI is used as a key indicator of performance as it represents a measure over which management has a certain degree of control. We evaluate the performance of our office segment by evaluating NOI from “Existing properties”, or on a “same-store” basis, and NOI from “Acquisitions, dispositions and other.” NOI from existing properties compares the performance of the property portfolio by excluding the effect of current and prior period dispositions and acquisitions, including developments and “one-time items”, which for the historical periods presented consists primarily of lease termination income. NOI presented within “Acquisitions, dispositions and other” includes the results of current and prior period acquired, developed and sold properties, as well as the one-time items excluded from the “Existing properties” portion of NOI. We do not evaluate the performance of the operating results of the retail segment on a similar basis as the majority of our investments in the retail segment are accounted for under the equity method and, as a result, are not included in NOI. Similarly, we do not evaluate the operating results of our other segments on a same-store basis based on the nature of the investments.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of funds from operations, including the exclusion of gains (or losses) from the sale of real estate property, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on real estate property, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent or complete measure of the ongoing performance of the underlying operations. Nevertheless, we recognize that others may wish to utilize net income as a key measure and therefore provide a reconciliation of net income to NOI and FFO on page 71 in this Form 20-F.

Overview of our Business

Our company is Brookfield Asset Management’s primary, public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. With over 15,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in the office, retail, industrial and multi-family sectors. We leverage these operating platforms to enhance the cash flow and value of these assets, including through active asset management and by executing development and redevelopment projects.

Our portfolio is comprised of high-quality properties, including:

•	Interests in 163 office properties totaling 93 million square feet in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary and Perth;

•	Interests in 163 retail properties containing approximately 153 million square feet in the United States, Brazil and Australia, including 73 Class A malls with average sales per square foot in excess of $660; a substantial portion of our retail properties are held through our 32% fully-diluted interest in General Growth Properties, Inc. (“GGP”) and our 39% interest in Rouse Properties, Inc. (“Rouse”);

•	Interests in approximately 68 million square feet of industrial space, primarily consisting of modern logistics assets in North America and Europe; and

•	Interests in over 25,500 multi-family units as well as eight hotel assets with approximately 7,500 rooms.

In addition, we have a 19 million square foot office development pipeline, a $600 million retail mall redevelopment pipeline (on a proportionate basis) and a land portfolio with the potential to build 79 million square feet of industrial properties.

Our strategy is to be the leading globally-diversified owner and operator of commercial properties. Due to the cyclical nature of the real estate industry, we believe that a real estate portfolio diversified by property type and geography will perform consistently over time. Furthermore, since property valuations fluctuate considerably based on market sentiment and other factors, we believe that the flexibility to shift capital to sectors and geographies that are out of favor will enable us to earn premium returns on the capital that we invest. As we grow our business, we will seek to acquire high-quality assets on a value basis, utilize our operating platforms to add value through pro-active management and recycle capital for re-investment in new opportunities.

Our diversified portfolio of high-quality assets has a stable cash flow profile with growth potential. As a result of marking-to-market of rents upon lease expiry, escalation provisions in leases and increases in occupancy, our existing assets should generate strong same-store growth without significant capital investment. Furthermore, expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. With this cash flow profile, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 3% to 5% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow that is generated by our assets and capital appreciation. Some of the capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS. The remainder of the capital appreciation will be realized in future periods to the extent we are able to successfully execute development and redevelopment projects as well as other value creation strategies. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

Financial Performance and Analysis as at December 31, 2013 and 2012 and the years ended December 31, 2013, 2012 and 2011

Consolidated Results of Operations

The following tables set forth the results for our business for each of the years ended December 31, 2013, 2012 and 2011 and as at December 31, 2013 and 2012. Further details on our operations and financial position are contained within the review of our business segments below.

(US$ Millions, except per unit amounts) Year ended Dec. 31,	2013	2012	2011
Commercial property revenue	$2,910	$2,858	$2,385
Hospitality revenue	1,168	743	164
Investment and other revenue	209	167	232
Total revenue	4,287	3,768	2,781
Direct commercial property expense	1,204	1,189	931
Direct hospitality expense	1,081	687	138
Interest expense	1,088	1,020	962
Administration and other expense	355	205	158
Total expenses	3,728	3,101	2,189
Fair value gains, net	870	1,227	1,509
Share of net earnings from equity accounted investments	835	1,235	2,104
Income before income taxes	2,264	3,129	4,205
Income tax expense	501	489	439
Net income	$1,763	$2,640	$3,766
Net income attributable to:
Limited partners(1)	$118	$-	$-
General partner(1)	-	-	-
Brookfield Asset Management Inc.(2)	232	1,476	2,344
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.(1)	557	-	-
Interests of others in operating subsidiaries	856	1,164	1,422
	$1,763	$2,640	$3,766
Basic and diluted earnings per LP Unit(3)	$1.41

(1)	For the period from April 15, 2013 to December 31, 2013.
(2)	For the periods prior to April 15, 2013.
(3)	Earnings per unit have been presented effective for the period from the date of the spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the limited partnership unitholders.

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Investment properties	$34,153	$31,696
Equity accounted investments	9,281	8,038
Total assets	52,446	47,681
Property debt(1)	21,640	19,808
Total equity	24,990	24,003
Equity after subtracting non-controlling interests of others in operating subsidiaries	13,624	13,163

(1) Includes corporate-level debt of $2,092 million at December 31, 2013 and $963 million at December 31, 2012.

Consolidated Performance and Analysis

2013 compared to 2012

Commercial property revenue increased by $52 million in 2013 compared to 2012. This increase was due to acquisitions in our multi-family, industrial and other segment which contributed $51 million of incremental revenue during 2013. In addition, our retail segment saw a $3 million increase, as a result of favorable spreads on lease renewals in Brazil, partially offset by the dispositions of retail assets in Australia. Revenue in our office segment declined by $2 million as a result of a major expiry at Brookfield Place New York in the fourth quarter of 2013 and the reclassification of certain Australian assets to participating loan interests following our spin-off in April 2013, which was offset by property acquisitions in the United States and the United Kingdom. Hospitality revenue in 2013 increased by $425 million compared to 2012 as a result of the inclusion of a full year of operating results of the Atlantis in the Bahamas, which was acquired in April 2012.

Compared to 2012, investment and other revenue increased by $42 million in 2013, driven by a $29 million development fee upon the completion of an industrial asset. In addition, in our office segment, we recorded a $14 million dividend from our investment in Canary Wharf during the fourth quarter, which was offset by lower interest income in the current period, as a result of the pay-off on a note receivable from Brookfield Residential Properties Inc. (“BRPI”) in the fourth quarter of 2012.

Direct commercial property expense increased by $15 million in 2013 compared to 2012. The increase was primarily due to operating expenses associated with property acquisitions within our office sector during the year, as well as a full year of operating results of Brookfield Place Perth.

Direct hospitality expense increased by $394 million in 2013 compared to 2012 as a result of the inclusion of a full year of operating results following the acquisition of the Atlantis in April 2012.

Interest expense increased by $68 million in 2013 compared to 2012 primarily due to acquisitions in our multi-family, industrial and other segment which accounted for $85 million of interest expense on asset level debt. Our office segment recorded a decrease in interest expense of $64 million primarily related to refinancing activity and lower interest rates on asset-level debt of assets acquired compared to assets sold, which was offset by property acquisitions in the United States and the United Kingdom. Our retail segment also saw a decline of $16 million as a result of asset dispositions and lower interest rates on our Brazilian mall portfolio. In addition, we recorded $63 million of corporate-level interest expense on our credit facilities, capital securities and preferred shares subsequent to the spin-off.

Administration and other expense increased by $150 million in 2013 compared to 2012 primarily as a result of incremental expense associated with the spin-off of BPY, including management fees, which contributed $97 million of the total increase. We recorded an increase in administration and other expense of approximately $20 million in our office segment, primarily related to a contingent payment due to a litigation against one of our subsidiaries associated with a defaulted loan, as well as transaction costs incurred as a result of property acquisitions. Finally, our administrative and other expense increased by $33 million, primarily as a result of acquisitions completed during the year in the industrial sector.

We recorded $870 million of fair value gains in 2013 compared to $1.2 billion in the prior year. This was primarily driven by our office segment which recorded $720 million of fair value gains of which 50% related to discount and terminal capitalization rate compression, and 50% related to leasing rates, timing and other assumptions. In addition, we recorded $65 million of fair value gains in our Brazilian retail malls as a result of changes to leasing assumptions and the impact of capital expenditures. In our multi-family, industrial and other segment, we recorded gains of $85 million, primarily related to the recognition of the favorable purchase price of our U.S. industrial portfolio.

Our share of net earnings from equity accounted investments was $835 million in 2013 compared to $1.2 billion in 2012. Our retail segment recorded $488 million of net earnings from equity accounted investments, which was driven by operating income and fair valuation gains on our interest in GGP. These gains were largely attributable to an increase in the valuation of Ala Moana Center and other redevelopment projects, which was partially offset by an impairment of embedded goodwill. Specifically, Ala Moana Center is undergoing a significant redevelopment and has made considerable progress in leasing up the additional space at rents higher than budgeted. In the fourth quarter of 2013, management reviewed the operating performance and financial condition of GGP, including the status of the redevelopment projects, to which a portion of the embedded goodwill was ascribed on BPY’s initial investment in GGP. Management determined that, based on the fair value gains recorded during 2013, a portion of the carrying value of the embedded goodwill ascribed to these redevelopment properties was realized and management accordingly recognized an impairment loss of $249 million. Our office segment recorded $294 million of net earnings from equity accounted investments during the period which was primarily attributable to operating income from our equity accounted investments in the U.S. and Australia, as well as from 125 Old Broad Street in London prior to its consolidation in the fourth quarter of 2013 upon our acquisition of the remaining 50% stake in the asset. We also recorded $53 million of net earnings from equity accounted investments in our multi-family, industrial and other segment, which was primarily driven by increased values on our equity accounted industrial portfolio.

Income tax expense increased by $12 million in 2013 compared to 2012 as a result of approximately $218 million of income tax expense at the corporate-level following the spin-off, which was largely offset by reduced income tax expense across all of our segments as a result of lower income before income taxes.

Net income attributable to interests of others in operating subsidiaries decreased by $308 million in 2013 compared to 2012 as a result of higher net income in the prior year for the reasons noted above.

2012 compared to 2011

Commercial property revenue increased by $473 million in 2012 compared to 2011. This increase was primarily due to acquisitions, the consolidation of 250 Vesey Street in New York City, following the acquisition of the remaining 49% of the property we did not own, in the second half of 2011 and the practical completion of Brookfield Place Perth in May 2012, in our office sector. In addition, we began consolidating the U.S. Office Fund, our interest in which is held through an indirect interest in TRZ Holdings LLC (“TRZ Holdings”), an entity originally established by us and The Blackstone Group (“Blackstone”). On August 9, 2011, Blackstone exercised its option to call certain Blackstone sub-managed properties in exchange for its equity interest in TRZ Holdings. Following the exercise of this option, we held an 82.7% equity interest in TRZ Holdings and obtained control over the strategic financial and operating policy decisions of the entity. Accordingly, we consolidated our interest in TRZ Holdings effective August 9, 2011. In 2011, we also acquired the interests of two co-investors in the U.S. Office Fund, bringing our ownership interest to 84.3% at December 31, 2011. These transactions accounted for an increase of $508 million. This increase was offset by decreases in our retail and multi-family, industrial and other segments, primarily as a result of asset sales. In 2012, hospitality revenue increased by $579 million compared to 2011 as a result of the acquisition of the Atlantis in April 2012 and the inclusion of a full-year's operating results for the Hard Rock Hotel and Casino in Las Vegas which was acquired in March 2011.

Investment and other revenue in 2012 decreased by $65 million compared to 2011 primarily as a result of the settlement of loans receivable from Brookfield and the recognition of a condemnation award of $11 million in our office segment, both in the prior year. This decrease was partially offset by an increase in dividend income from our investment in Canary Wharf.

In 2012, direct commercial property expense increased by $258 million compared to 2011, primarily attributable to acquisitions of office properties, the practical completion of Brookfield Place Perth in May 2012 and the consolidation of the U.S. Office Fund and 250 Vesey Street in the second half of 2011 in our office segment, which accounted for $170 million of the increase. In addition, direct commercial property expense in our multi-family, industrial and other segment increased by $94 million as a result of acquisitions made in 2012, offset by divestment of certain assets.

Direct hospitality expense increased by $549 million in 2012 compared to 2011 as a result of the acquisition of the Atlantis in April 2012 and the inclusion of a full-year’s operating results for the Hard Rock Hotel and Casino in Las Vegas.

In 2012, interest expense increased by $58 million compared to 2011 primarily due to an increase in interest expense in our office segment of $86 million as a result of the consolidation of U.S. Office Fund and the acquisition of office assets during the year. In addition, an increase in interest expense of $35 million in our multi-family, industrial and other segment was due to the acquisition of hospitality assets, i.e., the Hard Rock Hotel and Casino and Atlantis, in March 2011 and April 2012, respectively, partially offset by lower interest expense as a result of an attractive refinancing in our multi-family portfolio in 2012. In addition, interest expense in our retail segment declined by $63 million primarily related to the debt restructuring in our Brazil retail fund at the end of 2011.

Administration and other expense increased by $47 million in 2012 compared to 2011 primarily as a result of an increase in employee compensation and benefits of $18 million and an increase of $35 million relating to depreciation and amortization of non-real estate assets from the acquisition of hospitality assets.

We recorded $1.2 billion of fair value gains in 2012 which was a decrease of $282 million compared to the prior year. This was primarily driven by our office segment where we recorded $1.0 billion of fair value gains of which 70% was related to discount and terminal capitalization rate compression, and 30% was related to leasing rates, timing and other assumptions. In addition, we recorded $275 million of fair value gains in our retail segment as a result of discount rate compression on our Brazilian retail malls. In our multi-family, industrial and other segment, we recorded a loss of $55 million.

Our share of net earnings from equity accounted investments was $1.2 billion in 2012, including $1.0 billion from our retail segment, which was driven by operating income and fair valuation gains on our interest in GGP due to improved leasing rates, higher permanent occupancy levels and greater management fee income. Our office segment recorded $178 million of net earnings from equity accounted investments during the period, primarily attributable to operating income from our equity accounted investments in the U.S. and Australia. We also recorded $45 million of net earnings from equity accounted investments in our multi-family, industrial and other segment, mainly due to fair value gains. In 2012, net earnings from equity accounted investment decreased by $869 million when compared to 2011, primarily as a result of significant valuation gains on our GGP investment and net earnings in 2011 from the U.S. Office Fund, which was equity accounted until August 2011, in the prior year.

Income tax expense increased by $50 million in 2012 compared to 2011 primarily due to a greater portion of the prior period’s earnings before taxes in jurisdictions with lower income tax rates and a tax asset recognized in the prior year. This increase was partially offset by a decline in income tax expense of $60 million in our office segment as a result of a decrease in net income before taxes and a larger release of tax reserves in the current year.

Net income attributable to interests of others in operating subsidiaries decreased by $258 million in 2012 compared to 2011 primarily as a result of higher net income in the prior year. This was offset by the consolidation of the U.S. Office Fund, which did not report net income attributable to non-controlling interests until it was consolidated in August 2011.

Segment Performance and Analysis

Office

Operating Results — Office

The following table presents the NOI and FFO of our office properties by region for the years ended December 31, 2013, 2012 and 2011:

(US$ Millions)	NOI(1)			FFO(1)
Year ended Dec. 31,	2013	2012	2011	2013	2012	2011
United States	$796	$820	$561	$389	$470	$435
Canada	280	285	259	147	220	213
Australia	273	302	250	201	197	129
Europe	50	33	32	39	44	20
Unallocated	-	-	-	(437)	(567)	(490)
	$1,399	$1,440	$1,102	$339	$364	$307
(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI and FFO.

The decrease in NOI in 2013, when compared to 2012, was primarily related to the expiry of a major lease at Brookfield Place New York, as well as a change in the accounting treatment of certain Australian assets following the spin-off, after which these assets were reclassified as participating loan interests. In addition, the decrease in NOI also reflects a weakening of foreign currencies against the U.S. dollar between December 31, 2012 and December 31, 2013. These decreases were partially offset by property acquisitions in the United States and the United Kingdom.

In 2012, the increase in NOI compared to 2011, was primarily attributable to the consolidation of the U.S. Office Fund in the second half of 2011 as well as acquisitions in Seattle, Washington, D.C., Denver, London, Melbourne and Perth, and the practical completion of Brookfield Place Perth. These increases were partially offset by the sale of properties in Calgary, Melbourne, Boston and New Jersey. This resulted in commercial property revenue increasing by $508 million and direct commercial property expense increasing by $170 million.

FFO for the year ended December 31, 2013 decreased by $25 million to $339 million compared to $364 million in the prior year. The decrease is primarily attributable to the impact of a lease expiry in New York on October 1, 2013, which reduced FFO by $21 million during the remainder of the year, and lower dividends from Canary Wharf. In the prior year, we received $40 million of dividends from Canary Wharf, compared to $14 million received during 2013. This was partially offset by the FFO contribution of assets acquired during the year.

FFO for the year ended December 31, 2012 increased by $57 million to $364 million compared to $307 million in the prior year. The increase is primarily attributable to the acquisitions of properties discussed above and the refinancing of Australian debt, which resulted in a decrease in interest expense. In addition, we received $40 million of dividends from Canary Wharf in 2012 compared to $16 million in 2011. This increase in FFO was partially offset by a condemnation award of $11 million in the United States in the prior year.

In order to demonstrate the stability of our cash flow that arises from our high occupancy levels and long-term lease profile, we analyze NOI on a “same-store” basis. The following table presents NOI from existing office properties since the beginning of 2011 (i.e., those held throughout both the current and prior periods) on a constant exchange rate basis.

(US$ Millions) Year ended Dec. 31,	2013	2012	2011
United States	$388	$386	$376
Canada	261	257	251
Australia	135	135	131
Europe	31	31	31
NOI relating to existing properties using normalized foreign exchange (“FX”) (1)	815	809	789
Currency variance	-	18	19
NOI relating to existing properties	$815	$827	$808
NOI relating to acquisitions, dispositions and other	584	613	294
Total NOI	$1,399	$1,440	$1,102
Average rent per square foot	$30.15	$29.40	$27.37
(1)	Using the year ended December 31, 2013 average FX rates for properties held since January 1, 2011.

NOI from existing properties with normalized FX for the year ended December 31, 2013 compared with the prior year increased by $6 million to $815 million. This increase was primarily the result of higher same property occupancy. This increase was offset by the weakening of the Canadian and Australian dollars during 2013 compared to the U.S. dollar. In addition, we earned approximately $55 million of NOI relating to acquisitions, dispositions and other during 2013 driven by the NOI from assets acquired in Los Angeles and London.

NOI relating to existing properties using normalized FX for the year ended December 31, 2012 compared with the prior year increased by $20 million to $809 million. This increase was primarily the result of higher same property occupancy. Accounting for fluctuations in foreign exchange rates, the increase was 2.4%. Approximately $92 million of NOI relating to acquisitions, dispositions and other primarily reflect the impact of the practical completion of Brookfield Place Perth and disposition of certain assets in Minneapolis and New Zealand.

The following table presents key metrics relating to in-place leases of our office property portfolio:

	Dec. 31, 2013					Dec. 31, 2012
	Occupancy (%)	Same-store Occupancy (%)	Avg. Lease Term (Years)	Avg. “In- place” Net Rent	Market Net Rent	Occupancy (%)	Same-store Occupancy (%)	Avg. Lease Term (Years)	Avg. “In- place” Net Rent	Market Net Rent
United States	83.3%	84.5%	7.4	$26.43	$31.21	87.7%	87.3%	6.8	26.18	$31.35
Canada	96.0%	96.0%	7.8	25.65	30.84	96.9%	96.9%	8.2	25.03	29.87
Australia	97.6%	97.6%	6.0	47.73	50.62	97.7%	97.6%	6.4	46.33	46.43
Europe(1)	94.9%	93.2%	8.2	76.32	81.49	85.3%	85.3%	10.7	70.96	68.28
Average	88.0%	89.1%	7.3	$30.15	$34.77	91.1%	91.0%	7.1	$29.40	$33.63
(1)	Does not include office assets held through our approximately 22% interest in Canary Wharf.

The worldwide portfolio occupancy rate in our office properties at December 31, 2013 was 88.0%, down from 91.1% at December 31, 2012. The decrease in occupancy levels from prior period is primarily due to a decline in the United States to 83.3% from 87.7% at December 31, 2012. The decline is due to acquisitions of under-leased properties at attractive values and increased vacancies in New York (mainly Brookfield Place New York following the expiration of a major lease on October 1, 2013), Denver and Washington, D.C. In 2013, we leased approximately 8.9 million square feet.

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

•	In North America, at December 31, 2013, average in-place net rents in our portfolio increased approximately 1.0% and 2.5% in the United States and Canada, respectively, compared to the prior year. Net rents across our U.S. office portfolio were at a discount of approximately 15.3% to the average market rent of $31.21 per square foot. In Canada, the net rents were at a discount of approximately 16.8% to the average market rent of $30.84 per square foot. This gives us confidence that we will be able to maintain or increase our net rental income in the coming years and, due to our high overall occupancy, the flexibility to exercise patience in signing new leases.

•	In Australia, at December 31, 2013, average in-place net rent in our portfolio was approximately $47.73 per square foot, which represented a 5.7% discount to market rents and an approximately 3.0% increase compared to average in-place net rent at December 31, 2012. Leases in Australia typically include annual escalations, with the result that in-place lease rates tend to increase along with long-term increases in market rents.

•	In Europe, at December 31, 2013, average in-place net rent in our portfolio increased approximately 7.6% compared to the prior year. The increase is primarily related to the acquisition of the London office portfolio during 2012.

The following table presents our leasing activity from December 31, 2012 to December 31, 2013:

	Dec. 31, 2012								Dec. 31, 2013
							Average	Acq.
	Leasable		Total	Expiring		Year One	Leasing	(Disp.)	Leasable
	Area(1)	Leased(1)	Expiries	Net Rent	Leasing	Leasing	Net Rent	Additions	Area	Leased
(US $)	(000's Sq.Ft.)	(000's Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	Net Rent ($ per Sq.Ft.)	($ per Sq.Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)
United States	45,694	40,106	(7,461)	$28.93	6,033	$26.40	$29.64	3,770	50,374	41,955
Canada	16,714	16,187	(2,347)	20.98	2,209	26.61	27.48	-	16,714	16,049
Australia	10,134	9,916	(561)	42.29	539	38.66	43.30	(251)	9,883	9,643
Europe (2)	916	774	(16)	56.65	90	63.34	63.39	428	1,344	1,276
Total	73,458	66,983	(10,385)	$27.90	8,871	$27.57	$30.27	3,947	78,315	68,923
(1)	Has been restated to reflect the impact of remeasurements which are performed annually in the first quarter.
(2)	Does not include office assets held through our approximate 22% interest in Canary Wharf.

Additionally, for the year ended December 31, 2013, tenant improvements and leasing costs related to leasing activity was $381 million, or an average of $42.99 per square foot, compared to $310 million, or an average of $42.68 per square foot in 2012.

The following table presents the lease expiry profile of our office properties with the associated expiring average in-place net rents by region at December 31, 2013:

			Expiring Leases
			2014		2015		2016		2017		2018		2019		2020 & Beyond
(US$)	Net Rental Area	Currently Available	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent	(000's sq.ft.)	Net Rent
Consolidated Properties
United States	42,023	7,013	2,308	$26	2,682	$23	2,115	$25	2,742	$24	4,290	$28	2,046	$27	18,827	$33
Canada	16,714	665	1,428	24	1,294	22	1,345	24	629	28	761	31	789	28	9,803	30
Australia	5,462	96	574	47	311	46	402	66	215	52	329	52	838	45	2,697	70
Europe(1)	1,344	68	133	109	6	28	66	84	-	-	2	97	95	73	974	71
Total Consolidated Properties	65,543	7,842	4,443	31	4,293	24	3,928	30	3,586	26	5,382	30	3,768	32	32,301	36
Equity Accounted Properties
United States	8,351	1,406	117	35	779	24	757	24	336	24	497	27	1,112	36	3,347	57
Australia	4,421	144	238	47	773	47	611	50	782	44	707	56	74	97	1,092	80
Total Equity Accounted Properties	12,772	1,550	355	43	1,552	35	1,368	36	1,118	38	1,204	44	1,186	40	4,439	63
Total	78,315	9,392	4,798	$31	5,845	$27	5,296	$31	4,704	$29	6,586	$33	4,954	$34	36,740	$40
Percentage of Total	100.0%	12.0%	6.1%		7.5%		6.8%		6.0%		8.4%		6.3%		46.9%
(1)	Does not include office assets held through our approximately 22% interest in Canary Wharf.

Balance Sheet – Office

The following table presents the equity after subtracting non-controlling interests of others in operating subsidiaries of our office portfolio by region as at December 31, 2013 and 2012:

(US$ Millions)	United States		Canada		Australia		Europe		Total
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Office properties	$16,651	$13,887	$4,856	$5,132	$3,315	$4,592	$1,660	$990	$26,482	$24,601
Equity accounted investments	1,749	1,637	53	17	238	900	-	-	2,040	2,554
Participating loan interests	-	-	-	-	747	-	-	-	747	-
Accounts receivable and other	973	723	235	113	247	319	1,119	1,073	2,577	2,228
	19,373	16,247	5,144	5,262	4,547	5,811	2,779	2,063	31,843	29,383

Property debt	8,701	7,129	2,214	1,958	1,653	2,453	1,035	676	13,603	12,216
Accounts payable and other	1,026	1,064	646	568	374	297	144	68	2,190	1,997
Non-controlling interests	1,134	705	488	512	130	123	1	2	1,753	1,342
	$8,512	$7,349	$1,796	$2,224	$2,390	$2,938	$1,589	$1,317	$14,297	$13,828
Unallocated
Unsecured facilities									$663	$418
Capital securities									1,119	866
Non-controlling interests									6,063	6,078
Equity after subtracting non-controlling interests of others in operating subsidiaries(1)									$6,452	$6,466
(1)	Does not include office developments which are described in the table below on a geographic basis.

Equity after subtracting non-controlling interests of others in operating subsidiaries remained relatively flat at December 31, 2013 compared to December 31, 2012, excluding office development activities. Gains in the fair values of properties, primarily in North America and Australia, as well as acquisitions of additional office properties increased equity after subtracting non-controlling interests of others in operating subsidiaries. These increases were offset by additional property-specific borrowing on the newly acquired assets as well as opportunistic up-financings at certain existing properties. Unallocated non-controlling interests relate primarily to the interests of other shareholders in Brookfield Office Properties, whereas the non-controlling interests in each region relate to funds and joint ventures in those regions.

Specific 2013 major variances included the following:

•	The total fair value of commercial properties increased by $1.9 billion to $26.5 billion, primarily as a result of the acquisition of the MPG Office Trust, Inc. assets in Los Angeles, the remaining 50% of the Victor Building and 125 Old Broad Street in Washington, D.C. and London, respectively, as well as office portfolios in Los Angeles and San Jose in California. In addition to the acquisitions, the recognition of fair value gains contributed to the increase, which was partially offset by foreign exchange rate fluctuations and the deconsolidation of certain Australian assets following the spin-off.

•	The decrease in equity accounted investments of $514 million is primarily a result of Australian assets reclassified to participating loan note assets following the spin-off, as well as the Victor Building in Washington, D.C., which is consolidated at December 31, 2013, following the acquisition of the 50% we did not previously own, offset by fair values gains in the United States.

Equity accounted investments as at December 31, 2013 primarily include: in the United States, 245 Park Avenue ($0.7 billion) and Grace Building ($0.7 billion); and in Australia, a variety of property funds and joint ventures interests. Our interest in Canary Wharf ($1.0 billion) is classified as a financial asset and is included in accounts receivable and other in the table above.

The following table presents the equity after subtracting non-controlling interests of others in operating subsidiaries of our office development activities by region:

	Dec. 31, 2013				Dec. 31, 2012
(US$ Millions)	Consoli- dated assets	Consoli- dated liabilities	Non- Controlling interests	Equity after subtracting non-controlling interests of others in operating subsidiaries	Consoli- dated assets	Consoli- dated liabilities	Non- Controlling interests	Equity attributable to parent company
North America
Manhattan West, New York(1)	$627	$323	$154	$150	$465	$227	$119	$119
Other	547	47	277	223	341	55	144	142
Australia	55	-	28	27	184	61	16	107
Europe	541	35	275	231	318	69	138	111
Brazil	253	135	-	118	223	148	-	75
	$2,023	$540	$734	$749	$1,531	$560	$417	$554

(1)	At December 31, 2013 consolidated liabilities include $122 million of non-recourse fixed rate debt, bearing interest at 5.9% and maturing in 2018, and $201 million of non-recourse floating rate debt bearing interest at 2.7% and maturing in 2016.

Of the 18.9 million square feet in our office development pipeline, 8.4 million square feet are in the active development stage, 2.3 million square feet are in the active planning stage and 8.2 million square feet are held for future development.

Our active developments include the five million square foot Manhattan West project in New York, the 1.4 million square foot Brookfield Place East Tower in Calgary, the 980,000 square foot Bay Adelaide Centre East in Toronto, the 681,000 square foot Giroflex towers in São Paulo, and the 366,000 square foot Brookfield Place Tower 2 in Perth. As of December 31, 2013 on a proportionate basis, these five sites had incurred a cost of $524 million and had a total planned development cost of $3.1 billion, or $732 per square foot, with a weighted average planned construction period of 83 months.

Of the remaining approximately 10.4 million square feet in our office development pipeline as at December 31, 2013, 2.3 million square feet were in the active planning stage comprising four development projects, including 100 Bishopsgate in London. As at December 31, 2013 on a proportionate basis, those four developments had incurred a cost of $209 million and had a total planned development cost of $1.1 billion, or $942 per square foot, with a weighted average planned construction period of 37 months.

The remaining approximately 8.2 million square feet of our office development pipeline as of December 31, 2013 were being held for development and were not in the active planning stage. With all our development sites, we proceed with developing the sites when our risk adjusted return hurdles and preleasing targets are met.

The key valuation metrics of our commercial office properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States			Canada			Australia			Europe(1)
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Discount rate	7.4%	7.3%	7.5%	6.4%	6.4%	6.7%	8.5%	8.9%	9.1%	6.7%	6.7%	6.1%
Terminal cap rate	6.2%	6.3%	6.3%	5.7%	5.6%	6.2%	7.2%	7.2%	7.5%	5.3%	5.8%	n/a
Investment horizon (years)	11	11	12	11	11	11	10	10	10	10	10	n/a

(1)	Certain properties in Europe used the direct capitalization method for valuation as of December 31, 2011. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

As of December 31, 2013, we had a level of indebtedness of approximately 52% of our consolidated office properties. We attempt to match the maturity of our office property debt with the average lease term of our properties. At December 31, 2013, the average term to maturity of our property debt was 5 years, compared to our average lease term of 7 years. The details of our property debt for our consolidated office properties at December 31, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Unsecured Facilities
Brookfield Canada Office Properties revolving facility	3.5%	$336
Brookfield Office Properties senior notes	4.2%	327
Funds subscription credit facility	1.8%	87

Secured Property Debt
Fixed rate	5.1%	9,066
Variable rate	3.8%	4,927
		$14,743

Current		$2,261
Non-current		12,482
		$14,743

As at December 31, 2013, we had $883 million of committed corporate credit facilities in Brookfield Office Properties Inc. (“Brookfield Office Properties”) consisting of a $695 million revolving credit facility from a syndicate of banks and bilateral agreements between its subsidiary, Brookfield Canada Office Properties, and a number of Canadian chartered banks for an aggregate revolving credit facility of C$200 million. The balance drawn on these facilities was $336 million (2012 — $68 million).

Brookfield Office Properties had the following capital securities outstanding as at the dates indicated:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Dec. 31, 2013	Dec. 31, 2012
Class AAA Series E(1)	8,000,000	70% of bank prime	$-	$-
Class AAA Series F	-	6.00%	-	202
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	188	202
Class AAA Series J	8,000,000	5.00%	188	202
Class AAA Series K	6,000,000	5.20%	142	150
Total capital securities			$628	$866
Current			$188	$202
Non-current			440	664
Total capital securities			$628	$866

(1)	Our partnership has an offsetting loan receivable against these securities earning interest at 108% of bank prime.

On January 31, 2013, Brookfield Office Properties redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233, representing a total redemption price of C$25.1233 per share.

In addition to the capital securities presented in the above table, Brookfield Office Properties also had $491 million of capital securities outstanding at December 31, 2013 (December 31, 2012 – nil), which represent the amount of common equity related to the other non-controlling shareholders’ interests in DTLA Holdings LLC (“DTLA Holdings”).

Retail

Operating Results — Retail

The following table presents the NOI and FFO of our retail properties by region for the years ended December 31, 2013, 2012 and 2011:

(US$ Millions)	NOI(1)			FFO(1)
Year ended Dec. 31,	2013	2012	2011	2013	2012	2011
United States	$-	$-	$-	$296	$254	$206
Australia	12	14	13	7	4	5
Brazil	94	95	111	5	2	(8)
Europe	-	-	1	-	-	(1)
	$106	$109	$125	$308	$260	$202

(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI and FFO.

NOI for the year ended December 31, 2013 decreased by $3 million compared with the prior year primarily due to asset sales in Australia during 2013 and currency fluctuation in Brazil.

NOI for the year ended December 31, 2012 compared with the prior year decreased by $16 million, which was primarily due to asset sales in Brazil in the fourth quarter of 2011 and the first quarter of 2012.

FFO for the year ended December 31, 2013 compared with the prior year increased by $48 million which was primarily due to an increase of $37 million in our share of equity accounted income excluding fair value gains relating our investments in GGP and Rouse. This increase was driven by a 6% increase in same-store NOI in GGP’s portfolio and significant interest expense savings across the portfolio. In addition, we acquired $1.6 billion of additional interests in GGP and Rouse in 2013.

FFO for the year ended December 31, 2012 compared with the prior year increased by $58 million which was primarily due to an increase of $46 million in our share of equity accounted income excluding fair value gains relating our investment in GGP. The remaining increase relates to our Brazilian operations, which benefited from lower interest expense due to the restructure of its debt facility in second half of 2011.

The following table presents key metrics relating to in-place leases of our retail property portfolio:

	Dec. 31, 2013				Dec. 31, 2012
	Occupancy (%)	Avg. Lease Term (Years)	Avg. “In-place” Rent	Market Rent	Occupancy (%)	Avg. Lease Term (Years)	Avg. “In-place” Rent	Market Rent
United States (1)	95.9%	5.8	$54.37	$62.80	95.0%	5.8	$52.06	$58.01
Brazil	95.7%	6.9	46.14	47.37	94.7%	7.1	43.91	45.35
Australia(2)	100.0%	2.8	9.12	7.83	98.3%	6.9	8.87	8.58
Average	95.9%	5.8	$53.39	$61.38	95.1%	5.9	$50.48	$56.07

(1) Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

(2) Excludes assets that are being de-leased in preparation for redevelopment.

Our retail portfolio occupancy rate at December 31, 2013 was 95.9%, up from 95.1% at December 31, 2012. Occupancy levels in our U.S. portfolio increased by 90 basis points from 95.0% at December 31, 2012 to 95.9%. We use in-place rents for our retail segment as a measure of leasing performance, which is calculated on a cash basis and consists of base minimum rent, plus reimbursements of common area costs, and real estate taxes. The average in-place rent on leases signed in 2013 in our U.S. portfolio was $55.76 per square foot, up 8.4% or $4.34 per square foot as compared to the expiring in-place rent on comparable leases. Our U.S. portfolio recorded a 10% increase in suite-to-suite spreads over the prior year.

The following table presents leasing activity from December 31, 2012 to December 31, 2013:

	Dec. 31, 2012(1)								Dec. 31, 2013
						Year One	Average
	Leasable					Leasing	Leasing	Acq.	Leasable
	Area(1)	Leased(1)	Total	Expiring	Leasing	Rent	Rent	(Disp.)	Area	Leased
(US $)	(000's Sq.Ft.)	(000's Sq.Ft.)	Expiries (000's Sq. Ft.)	Rent ($ per Sq.Ft.)	(000's Sq. Ft.)	($ per Sq.Ft.)	($ per Sq.Ft.)	Additions (000's Sq. Ft.)	(000's Sq. Ft.)	(000's Sq. Ft.)
United States	64,800	61,659	(12,702)	$51.42	13,658	$51.19	$55.76	(734)	64,066	61,563
Brazil	2,802	2,653	(827)	34.91	923	31.38	32.65	70	2,872	2,749
Australia	1,951	1,918	(6)	10.74	-	-	-	(1,036)	914	914
Total	69,553	66,230	(13,535)	$50.39	14,581	$49.94	$54.30	(1,700)	67,852	65,226
(1)	Has been restated to reflect the impact of remeasurements which are performed annually in the first quarter.

In addition, we incurred tenant allowances for our retail operating properties of $169 million for the year ended December 31, 2013 compared with $168 million during 2012.

The following table presents the lease expiry profile of our retail properties with the associated expiring average in-place rents by region at December 31, 2013:

			Expiring Leases
			2014		2015		2016		2017		2018		2019		2020 & Beyond
(US$)	Net Rental Area	Currently Available	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent	(000's sq.ft.)	In- place Rent
Consolidated Properties
Brazil	2,872	123	726	$49	428	$63	259	$68	308	$56	221	$69	193	$27	614	$15
Australia	914	-	-	-	-	-	584	8	330	15	-	-	-	-	-	-
Total Consolidated Properties	3,786	123	726	49	428	63	843	26	638	35	221	69	193	27	614	15
Equity Accounted Properties
United States	60,639	2,504	6,192	56	6,144	58	6,418	60	6,142	60	6,116	66	4,688	64	22,435	61
Total Equity Accounted Properties	60,639	2,504	6,192	56	6,144	58	6,418	60	6,142	60	6,116	66	4,688	64	22,435	61
Total	64,425	2,627	6,918	$55	6,572	$58	7,261	$56	6,780	$58	6,337	$66	4,881	$63	23,049	$60
Percentage of Total	100.0%	4.1%	10.7%		10.2%		11.3%		10.5%		9.8%		7.6%		35.8%
(1)	Represents regional malls only and excludes leases on traditional anchor stores and specialty leasing license agreements.

Balance Sheet — Retail

The following table presents equity after subtracting non-controlling interests of others in operating subsidiaries of our retail properties by region as at December 31, 2013 and 2012:

	United States		Brazil		Australia		Total
(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Retail properties	$-	$-	$1,775	$1,959	$128	$226	$1,903	$2,185
Equity accounted investments	6,443	5,219	-	-	-	-	6,443	5,219
Accounts receivable and other	868	538	277	328	1	5	1,146	871
	7,311	5,757	2,052	2,287	129	231	9,492	8,275

Property debt	-	-	636	734	58	102	694	836
Accounts payable and other	-	305	151	137	3	-	154	442
Non-controlling interests	-	423	937	1,047	3	22	940	1,492
Equity after subtracting non-controlling interests of others in operating subsidiaries	$7,311	$5,029	$328	$369	$65	$107	$7,704	$5,505

•	Equity after subtracting non-controlling interests of others in operating subsidiaries in our retail portfolio increased by $2.2 billion to $7.7 billion at December 31, 2013 from December 31, 2012, reflecting acquisitions of additional interests in GGP and Rouse in April and November of 2013 for a total of approximately $1.6 billion.

•	In addition, in the fourth quarter of 2013, management reviewed the operating performance and financial condition of GGP, including the status of the redevelopment projects, to which a significant portion of the embedded goodwill was ascribed on BPY’s initial investment in GGP. Management determined that, based on the fair value gains recorded during 2013, a portion of the carrying value of the embedded goodwill ascribed to these redevelopment properties was realized and management accordingly recognized an impairment loss of $249 million. Consequently, the carrying value of our investment at December 31, 2013 was approximately $6.0 billion.

•	Accounts receivable and other increased by $275 million to $1,146 million at December 31, 2013 from December 31, 2012, which primarily reflects our acquisition of additional GGP warrants.

•	The decrease in non-controlling interest in the U.S. was a result of the dissolution of the consolidated fund through which BPY and its partners initially acquired certain interests in GGP and Rouse. This was part of the transaction whereby we invested $1.4 billion to acquire additional interests in GGP and Rouse in the fourth quarter of 2013.

The details of property debt for our consolidated retail properties at December 31, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance
Secured Property Debt
Variable rate	10.3%	$694
		$694

Current		$12
Non-current		682
		$694

The details of retail property debt related to our equity accounted investment in GGP at December 31, 2013 are as follows:

(US$ Millions)	Weighted Average Rate	Debt Balance(1)
Unsecured Facilities
Junior subordinated notes	1.7%	$206

Secured Property Debt
Fixed rate	4.5%	16,845
Variable rate	2.6%	1,877
		$18,928

Current		$370
Non-current		18,558
		$18,928
(1)	Represents GGP's consolidated and proportionate share of unconsolidated U.S. property debt.

The key valuation metrics of our retail properties, including those within our equity accounted investments, are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	United States(1)			Brazil			Australia
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Discount rate	7.6%	5.7%	6.0%	9.0%	8.5%	9.6%	10.3%	10.0%	9.8%
Terminal cap rate	5.8%	n/a	n/a	7.2%	7.2%	7.3%	9.5%	9.5%	8.9%
Investment horizon (years)	10	n/a	n/a	10	10	10	10	10	10
(1)	The valuation method used at December 31, 2012 and 2011 was the direct capitalization method. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable. Had the direct capitalization method been used at December 31, 2013, the implied overall capitalization rate would have been 5.4%.

Multi-Family, Industrial and Other

Operating Results — Multi-Family, Industrial and Other

The following table presents the NOI and FFO of our multi-family, industrial and other segment for the years ended December 31, 2013, 2012 and 2011:

(US$ Millions)	NOI(1)			FFO(1)
Year ended Dec. 31,	2013	2012	2011	2013	2012	2011
	$412	$225	$253	$52	$7	$56

(1)	See “— Performance Measures” above in this MD&A for an explanation of components of NOI and FFO.

NOI increased from $225 million in 2012 to $412 million in 2013 primarily as a result acquisitions of multi-family and industrial assets during the year. In addition, the results in 2013 also include a full year of contribution from the Atlantis, which was acquired in April 2012, and a mixed use portfolio of assets in Australia, which was acquired in September 2012. NOI decreased from $253 million in 2011 to $225 million in 2012 primarily as a result of dispositions during the year. This decrease was partially offset by the increase in hospitality NOI as a result of the acquisitions of the Hard Rock Hotel and Casino in Las Vegas in March 2011 and the Atlantis in April 2012.

FFO for the year ended December 31, 2013 increased by $45 million to $52 million compared to the same period in 2012. This increase was the result of the acquisition activity noted above, as well as development income recorded in our industrial portfolio during the fourth quarter of 2013 and greater investment income from mezzanine real estate loans. FFO for the year ended December 31, 2012 decreased by $49 million to $7 million compared to the same period in 2011. This decrease was the result of the acquisition and disposition activity noted above, as well as interest expense and depreciation and amortization of non-real estate assets related to the acquisitions of the Hard Rock Hotel and Casino and the Atlantis, partially offset by lower interest expense as a result of refinancing activity in our multi-family portfolio.

Balance Sheet — Multi-Family, Industrial and Other

The following table presents equity after subtracting non-controlling interests of others in operating subsidiaries of our multi-family, industrial and other segment:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Investment properties	$3,927	$3,511
Equity accounted investments	703	308
Loans and notes receivable	611	367
Accounts receivable and other	3,809	4,306
	9,050	8,492
Property-specific borrowings	5,707	5,733
Accounts payable and other liabilities	451	610
Non-controlling interests	1,850	1,511
Equity after subtracting non-controlling interests of others in operating subsidiaries	$1,042	$638

Equity after subtracting non-controlling interests of others in operating subsidiaries increased by $404 million over the prior year as a result of the acquisition of various multi-family and industrial assets in North America and Europe in 2013.

Our investment properties consist primarily of industrial and multi-family assets. The accounts receivable and other line items includes the Atlantis hotel in the Bahamas and the Hard Rock Hotel and Casino in Las Vegas.

A summary of loans and notes receivable by collateral asset class is as follows:

(US$ Millions)	Interest Rate as at Dec. 31, 2013		Maturity as at Dec. 31, 2013		Dec. 31, 2013		Dec. 31, 2012
	Range	Weighted Average	Range	Weighted Average	Unpaid Principal Balance	Percentage of Portfolio	Unpaid Principal Balance	Percentage of Portfolio
Asset Class
Hotel	2.8% to 2.8%	2.8%	On Demand	n/a	$85	14%	$148	40%
Office	2.1% to 11.2%	2.6%	2013 to 2014	2014	497	81%	148	40%
Industrial	2.0% to 7.0%	2.8%	On completion	n/a	29	5%	-	-
Retail	-	-	-	-	-	-	71	20%
Total					$611	100%	$367	100%

Our loan portfolio is comprised of real estate mortgages and mezzanine loans. As the portfolio is comprised of a discrete number of loans, we evaluate the credit quality of each loan and note individually rather than through grouping the portfolio by credit quality indicators.

Property debt related to our multi-family, industrial and other segment totaled $5.7 billion at December 31, 2013 and had a weighted average interest rate of 3.3% and an average term to maturity of 2.4 years.

The key valuation metrics of these properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	North America			Europe			Australia
	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Discount rate	8.4%	8.7%	8.6%	9.9%	n/a	n/a	9.5%	9.8%	n/a
Terminal cap rate	7.4%	8.0%	8.3%	8.2%	n/a	n/a	8.6%	9.2%	n/a
Investment horizon (years)	10	10	10	10	n/a	n/a	10	10	n/a

Corporate

Balance Sheet — Corporate

The following table presents equity after subtracting non-controlling interests of others in operating subsidiaries at the corporate level:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Accounts receivable and other	$37	$-

Corporate debt	496	-
Capital securities	1,250	-
Accounts payable and other liabilities	589	-
Non-controlling interests	25	-
Equity after subtracting non-controlling interests of others in operating subsidiaries	$(2,323)	$-

Accounts payable and other liabilities consist primarily of deferred tax liabilities established in connection with the spin-off. As at December 31, 2013, we had $1.25 billion of capital securities outstanding, which were issued by one of our partnership’s holding entities. The following table provides additional information on the capital securities:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Dec. 31, 2013	Dec. 31, 2012
Class B Junior Preferred Shares	30,000,000	5.75%	$750	$-
Class C Junior Preferred Shares	20,000,000	6.75%	500	-
Total capital securities			$1,250	$-
Current			$-	$-
Non-current			1,250	-
Total capital securities			$1,250	$-

In addition, as at December 31, 2013, we had $25 million of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of NOI and FFO for the Years Ended December 31, 2013, 2012 and 2011

(US$ Millions)	2013	2012	2011
Commercial property revenue	$2,910	$2,858	$2,385
Hospitality revenue	1,168	743	164
Direct commercial property expense	(1,204)	(1,189)	(931)
Direct hospitality expense	(1,081)	(687)	(138)
Depreciation and amortization of real estate assets (1)	124	49	-
NOI	1,917	1,774	1,480
Investment and other revenue	209	167	232
Share of equity accounted income excluding fair value gains	435	427	492
Interest expense	(1,088)	(1,020)	(962)
Administration and other expense	(355)	(205)	(158)
Non-controlling interests of others in operating subsidiaries in funds from operations	(536)	(512)	(519)
FFO (2)	582	631	565
Depreciation and amortization of real estate assets (1)	(124)	(49)	-
Fair value gains, net	870	1,227	1,509
Share of equity accounted fair value gains	414	808	1,612
Income tax expense	(501)	(489)	(439)
Share of equity accounted income tax expense	(14)	-	-
Non-controlling interests of others in operating subsidiaries in income tax expense	(320)	(652)	(903)
Net income after subtracting non-controlling interests of others in operating subsidiaries	907	1,476	2,344
Non-controlling interests of others in operating subsidiaries	856	1,164	1,422
Net income	$1,763	$2,640	$3,766
(1)	Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the net income calculation.
(2)	FFO represents interests attributable to limited partnership units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the condensed consolidated statements of income.

Quarterly Results

The results by quarter for the years ended December 31, 2013 and 2012 are as follows:

	2013				2012
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	$1,021	$1,048	$1,086	$1,132	$1,014	$1,031	$960	$763
Net income attributable to:
Limited partners(1)	35	39	44	-	-	-	-	-
General partner(1)	-	-	-	-	-	-	-	-
Brookfield Asset Management(2)	-	-	(97)	329	411	409	282	374
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management(1)	155	196	206	-	-	-	-	-
Interests of others in operating subsidiaries	136	148	325	247	174	424	254	312
Basic and diluted earnings per LP Unit(3)	$0.37	$0.50	$0.54

(1)	For the period from April 15, 2013 to December 31, 2013.
(2)	For the periods prior to April 15, 2013.
(3)	Earnings per unit have been presented effective for the period from the date of the spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the limited partnership unitholders.

Revenue varies quarter to quarter due to acquisitions and dispositions of commercial and other income producing property, as well as new leases and renewals at market net rents. In addition, revenue also fluctuates as a result of seasonality, primarily related to our hotel assets. Net income fluctuates largely due to fair value gains and losses in each given period.

Income Taxes

The major components of income tax expense include the following:

(US$ Millions) Year ended Dec. 31,	2013	2012	2011
Current income tax	$14	$121	$164
Deferred income tax	487	368	275
Income tax expense	$501	$489	$439

An investment entity which was acquired during 2013 utilized a pre-acquisition expense, not recognized during purchase accounting to offset post-acquisition gains. In addition, an investment subsidiary utilized previously unrecognized losses to offset current year taxable income.

Our effective tax rate is different from our domestic statutory income tax rate due to the differences set out below:

Year ended Dec. 31,	2013	2012	2011
Statutory income tax rate	29%	27%	28%
Increase (decrease) in rate resulting from:
Portion of income not subject to tax	(3)	(12)	(12)
International operations subject to different tax rates	(5)	4	(4)
Non-controlling interests in income of flow-through entities	(6)	1	-
Change in basis of accounting of investments in associates	6	-	-
Other	1	(4)	(2)
Effective income tax rate	22%	16%	10%

As the partnership is not subject to tax, the above reconciliation has been prepared using a blended statutory rate for jurisdictions where the holding entities and any direct or indirect corporate subsidiaries of such holding entities operate. For the 2012 and 2011 information, the applicable Canadian blended Federal and Provincial tax rate of Brookfield is used as the statutory income tax rate since the information for periods prior to the spin-off is presented using the continuity of interests methodology.

Risk Management

The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

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

Substantially all of our properties are located in North America, Australia, Brazil and Europe. A prolonged downturn in the economies of these regions would result in reduced demand for space and the number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

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

Interest Rate and Financing Risk

We attempt to stagger the maturities of our mortgage portfolio. We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

Approximately 52% of our outstanding commercial property debt at December 31, 2013 is floating rate debt compared to 55% at December 31, 2012. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial property floating rate debt would result in an increase in annual interest expense of approximately $112 million. A 100 basis point increase in interest rates relating to fixed rate property debt due within one year would result in an increase in an annual interest expense of approximately $8 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At December 31, 2013 we have a level of indebtedness of 55% of fair value of our portfolio of properties (2012 — 52%). It is our view that such level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

Credit Risk

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 7.0% of our office segment tenant base and, as at December 31, 2013, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our office portfolio and their respective credit ratings and lease commitments as at December 31, 2013:

Tenant	Primary Location	Credit Rating(1)	Year of Expiry(2)	Total (000's Sq. Ft.)	Sq. Ft. (%)(3)
Government and Government Agencies	Various	AAA/AA+	Various	5,468	7.0%
CIBC World Markets(4)	Calgary/Houston/New York/Toronto	A+	2034	1,429	1.8%
Suncor Energy Inc.	Calgary	BBB+	2028	1,295	1.7%
Bank of America/Merrill Lynch	Denver/New York/Los Angeles/Toronto/Washington, D.C.	A-	2030	1,263	1.6%
Morgan Stanley	Denver/New York/Toronto	A-	2023	1,196	1.5%
Bank of Montreal	Calgary/Toronto	A+	2022	1,143	1.5%
Royal Bank of Canada	Boston/Calgary/New York/Los Angeles/Toronto/Vancouver/Washington, D.C.	AA-	2026	984	1.3%
PricewaterhouseCoopers	Calgary/Houston/Los Angeles/Perth/Sydney	Not Rated	2026	896	1.1%
JPMorgan Chase & Co.	Denver/New York/Houston/Los Angeles	A	2022	889	1.1%
KPMG	Perth/Sydney/Toronto	Not Rated	2025	853	1.1%
Total				15,416	19.7%

(1)	From Standard & Poor's Rating Services, Moody's Investment Services, Inc. or DBRS Limited.
(2)	Reflects the year of maturity related to lease(s) and is calculated for multiple leases on a weighted average basis based on square feet where practicable.
(3)	Prior to considering partnership interests in partially-owned properties.
(4)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the ten largest tenants in our retail portfolio as at December 31, 2013. The largest tenant in our portfolio accounted for approximately 2.9% of minimum rents, tenant recoveries and other.

Top Ten Largest Tenants	Primary DBA	Percent of Minimum Rents, Tenant Recoveries and Other (%)
L Brands Inc.	Victoria's Secret, Bath & Body Works, PINK	2.9%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.4%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.2%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	1.9%
Forever 21, Inc.	Forever 21	1.7%
Express, Inc.	Express, Express Men	1.3%
Luxottica Group S.p.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.3%
American Eagle Outfitters, Inc.	American Eagle, Aerie	1.3%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.2%
LVMH	Louis Vuitton, Sephora	1.0%
Total		17.2%

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

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets in order to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2014-2015 may not provide the same level of increases in rental rates on renewal as compared to prior years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of seven years.

Insurance Risk

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

Foreign Exchange Fluctuations

For the year ended December 31, 2013, approximately 33% of our assets and 34% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “— Derivative Financial Instruments”.

The following table shows the impact of a 10% decrease in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2013				Dec. 31, 2012				Dec. 31, 2011
(Millions)	Equity after subtracting non-controlling interests of others in operating subsidiaries		OCI	Net Income	Equity attributable to parent company		OCI	Net Income	Equity attributable to parent company		OCI	Net Income
Canadian Dollar	C$	631	$(59)	$-	C$	1,020	$(93)	$-	C$	935	$(84)	$-
Australian Dollar	A$	1,716	(154)	-	A$	2,104	(199)	-	A$	2,005	(186)	-
British Pound		£998	(165)	-		£785	(116)	-		£641	(90)	-
Euro		€161	(31)	(6)		€62	-	(8)		€83	-	(10)
Brazilian Real	R$	1,046	(45)	-	R$	911	(41)	-	R$	586	(28)	-
Total			$(454)	$(6)			$(449)	$(8)			$(388)	$(10)

Derivative Financial Instruments

We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•	foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	interest rate caps to hedge interest rate risk on certain variable rate debt; and

•	total return swaps on Brookfield Office Properties’ shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging

We have derivatives outstanding that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt.

As at December 31, 2013, we had derivatives representing a notional amount of $1,552 million in place to fix rates on forecasted fixed rate financings with maturities between 2024 and 2026 at rates between 2.3% and 4.7%. As at December 31, 2012, we had derivatives representing a notional amount of $1,377 million in place to fix rates on forecasted fixed rate financings with a maturity between 2023 and 2025 at rates between 2.1% and 4.7%. The hedged forecasted fixed rate financings are denominated in U.S. Dollars and Canadian Dollars.

As at December 31, 2013, we had derivatives with a notional amount of $4,188 million in place to fix rates on existing variable rate debt at between 0.6% and 5.9% for debt maturities between 2014 and 2020. As at December 31, 2012, we had derivatives with a notional amount of $5,034 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2017. The hedged variable rate debts are denominated in U.S. Dollars, British Pounds and Australian Dollars.

The fair value of our outstanding interest rate derivative positions as at December 31, 2013 is a loss of $61 million (December 31, 2012 — loss of $273 million). For the years ended December 31, 2013, and 2012, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

Foreign Currency Hedging

We have derivatives designated as net investment hedges of our investments in foreign subsidiaries. As at December 31, 2013, we had hedged a notional amount of £770 million at rates between £0.61/$ and £0.65/$ using foreign currency forward contracts maturing between May 2014 and November 2014. As at December 31, 2012, we had designated a notional amount of £45 million at £0.62/$ using foreign currency forward contracts maturing June 2013. In addition, as at December 31, 2013, we had hedged a notional amount of €550 million (December 31, 2012 — nil) at rates between €0.73/$ and €0.74/$ using foreign currency forward contracts maturing between and August and December 2014. We had also hedged, as at December 31, 2013, a notional amount of AU$ 535 million (December 31, 2012 — nil) at rates between AU$1.06/$ and AU$1.12/$ using foreign currency forward contracts maturing between March and November 2014.

The fair value of our outstanding foreign currency forwards as at December 31, 2013 is a loss of $27 million (December 31, 2012 — nil).

In addition, as of December 31, 2013, we had designated C$900 million (December 31, 2012 — C$1,100 million) of Canadian dollar financial liabilities as hedges against our net investment in Canadian operations.

Other Derivatives

The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

At December 31, 2013, Brookfield Office Properties had a total return swap under which Brookfield Office Properties received the return on a notional amount of 1.4 million Brookfield Office Properties common shares in connection with its deferred share unit plan. The fair value of the total return swap at December 31, 2013 was $1 million (December 31, 2012 — gain of $1 million) and a $5 million gain in connection with the total return swap was recognized in general and administrative expense in the year ended December 31, 2013 (2012 — gain of $1 million, 2011 – gain of $2 million).

At December 31, 2013, we had interest rate cap contracts outstanding with a notional amount of $3,553 million, at rates between 2.5% and 4.5% and expiring between 2014 and 2016. As at December 31, 2012, we had interest rate cap contracts outstanding with a notional amount of $3,564 million, at rates between 1.2% and 4.5% and expiring between 2013 and 2016. The fair value of these contracts at December 31, 2013 was nil (December 31, 2012 — nil). In addition, as of December 31, 2013 we had interest rate swaps with a notional amount of $37 million (December 31, 2012 — nil), with interest rates between 0.8% and 1.4% maturing between 2017 and 2020. The fair value of these contracts as at December 31, 2013 was nil (December 31, 2012 — nil).

Related Party Transactions

In the normal course of operations, our partnership entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the consolidated financial statements.

The immediate parent of our partnership is the managing general partner of our partnership. The ultimate parent of our partnership is Brookfield Asset Management. Other related parties of our partnership represent its subsidiaries and operating entities. The following table summarizes transactions with related parties:

(US$ Millions) Balances outstanding as at	Dec. 31, 2013	Dec. 31, 2012
Participating loan interests	$747	$-
Loans and notes receivable (1)	293	423
Receivables and other assets	11	1
Capitalized construction profits payable to Brookfield Asset Management Inc.	-	49
Property debt payable	341	30
Other liabilities	98	52

(US$ Millions) Year ended Dec. 31,	2013	2012	2011
Commercial property revenue(2)	$7	$10	$2
Interest and other income	52	40	101
Interest expense on commercial property debt	12	4	41
Administration expense (3)	147	51	50
Management fees paid	130	21	30
Management fees received	-	-	15

(1) Includes $128 million receivable from Brookfield upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

(2) Amounts received from Brookfield and its subsidiaries for the rental of office premises.

(3) Amounts paid to Brookfield and its subsidiaries for administrative services.

Portfolio Listing

The following tables present detail of our property portfolio by segment and type of property:

											Proportionate to
Office Property Portfolio(1)			Assets Under Management					Proportionate at subsidiary-level(2)			unitholders(3)		Proportionate(4)
	Number of
(Sq.ft. in 000's)	properties	Leased %	Office	Retail	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
CONSOLIDATED PROPERTIES
U.S. Properties
New York	8	80.5%	13,577	371	13,948	555	14,503	97%	13,480	14,021	6,634	6,901	1,233	1,283
Boston	1	77.2%	771	25	796	236	1,032	99%	791	1,025	389	504	72	94
Washington, D.C.	30	90.1%	5,952	264	6,216	3,447	9,663	86%	5,319	8,324	2,619	4,097	487	761
Los Angeles	22	80.6%	9,668	455	10,123	2,011	12,134	54%	5,604	6,556	2,460	2,928	457	544
San Diego	2	61.8%	338	-	338	-	338	100%	338	338	102	102	19	19
Houston	7	91.7%	6,484	117	6,601	2,084	8,685	79%	5,316	6,850	2,616	3,371	486	626
Denver	2	77.5%	2,595	48	2,643	1,092	3,735	75%	1,998	2,806	984	1,381	183	257
Seattle	2	89.4%	696	3	699	157	856	50%	349	428	172	211	32	39
San Francisco/San Jose	9	71.7%	647	12	659	6	665	100%	659	665	236	239	44	44
	83	83.3%	40,728	1,295	42,023	9,588	51,611	80%	33,854	41,013	16,212	19,734	3,013	3,667

Canadian Properties
Toronto	12	94.2%	8,002	748	8,750	1,851	10,601	54%	4,720	5,746	2,325	2,830	432	526
Calgary	8	99.7%	5,330	305	5,635	1,194	6,829	42%	2,366	2,869	1,165	1,412	217	262
Ottawa	6	96.4%	1,711	33	1,744	804	2,548	21%	366	535	180	263	33	49
Vancouver	1	87.8%	488	94	582	258	840	83%	483	697	237	342	44	64
Other	1	100.0%	-	3	3	-	3	83%	2	2	1	1	-	-
	28	96.0%	15,531	1,183	16,714	4,107	20,821	47%	7,937	9,849	3,908	4,848	726	901

Australian Properties
Sydney	7	99.2%	1,032	271	1,303	168	1,471	69%	908	1,014	447	499	83	93
Melbourne	2	100.0%	1,334	33	1,367	133	1,500	93%	1,275	1,401	627	690	117	128
Brisbane	2	89.3%	480	40	520	28	548	79%	412	433	412	433	77	80
Perth	3	99.6%	1,431	105	1,536	60	1,596	77%	1,188	1,231	584	605	109	112
New Zealand	6	96.7%	707	29	736	105	841	100%	736	841	324	370	60	69
	20	98.2%	4,984	478	5,462	494	5,956	82%	4,519	4,920	2,394	2,597	446	482

European Properties
London	5	94.9%	1,312	32	1,344	34	1,378	100%	1,344	1,378	943	970	175	180
	5	94.9%	1,312	32	1,344	34	1,378	100%	1,344	1,378	943	970	175	180
Total Consolidated Properties	136	88.0%	62,555	2,988	65,543	14,223	79,766	72%	47,654	57,160	23,457	28,149	4,360	5,230
EQUITY ACCOUNTED PROPERTIES
U.S. Properties
New York	3	87.1%	4,934	175	5,109	92	5,201	56%	2,886	2,934	1,420	1,443	264	268
Los Angeles	6	81.4%	1,869	15	1,884	389	2,273	72%	1,473	1,637	369	450	69	84
San Diego	1	84.0%	123	-	123	-	123	100%	123	123	27	27	5	5
San Francisco/San Jose	1	63.2%	289	-	289	-	289	100%	289	289	64	64	12	12
Denver	2	79.6%	582	-	582	-	582	100%	582	582	129	129	24	24
Seattle	4	58.0%	364	-	364	-	364	100%	364	364	81	81	15	15
	17	83.2%	8,161	190	8,351	481	8,832	67%	5,717	5,929	2,090	2,194	389	408

Australian Properties
Sydney	8	96.2%	3,375	165	3,540	288	3,828	49%	1,723	1,866	1,228	1,335	228	248
Melbourne	1	98.2%	679	26	705	106	811	43%	303	349	150	172	28	32
Canberra	1	100.0%	176	-	176	28	204	100%	176	204	176	204	33	38
	10	96.7%	4,230	191	4,421	422	4,843	52%	2,202	2,419	1,554	1,711	289	318
Total Equity Accounted Properties	27	87.9%	12,391	381	12,772	903	13,675	62%	7,919	8,348	3,644	3,905	678	726

Total Office Properties	163	88.0%	74,946	3,369	78,315	15,126	93,441	71%	55,573	65,508	27,101	32,054	5,038	5,956

(1) Does not include office assets held through our approximate 22% interest in Canary Wharf.

(2) Reflects our partnership's interest before considering non-controlling interests, such as minority interests in Brookfield Office Properties and Multiplex New Zealand Property Fund.

(3) Reflects our partnership's interest net of non-controlling interests described in note (2) above and attributable to limited partner units and Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield.

(4) Reflects our partnership's proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brook field.

											Proportionate to
Retail Property Portfolio(1)			Assets Under Management					Proportionate at subsidiary-level(2)			unitholders(3)		Proportionate(4)
	Number of
(Sq.ft. in 000's)	properties	Leased %	Office	Retail	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
CONSOLIDATED PROPERTIES
Brazilian Properties
Rio de Janeiro	2	96.1%	-	961	961	-	961	73%	703	703	247	247	46	46
São Paulo	5	94.9%	-	1,684	1,684	-	1,684	51%	862	862	310	310	58	58
Belo Horizonte	1	99.7%	-	227	227	-	227	50%	114	114	40	40	7	7
	8	95.7%	-	2,872	2,872	-	2,872	58%	1,679	1,679	597	597	111	111
Australian Properties
Sydney	1	100.0%	-	914	914	-	914	100%	914	914	914	914	170	170
Total Consolidated Properties	9	96.8%	-	3,786	3,786	-	3,786	68%	2,593	2,593	1,511	1,511	281	281

EQUITY ACCOUNTED PROPERTIES
U.S. Properties
Northeast Region	13	96.3%	-	15,301	15,301	-	15,301	87%	13,303	13,303	3,785	3,785	703	703
Mideast Region	20	95.8%	348	18,648	18,996	-	18,996	88%	16,649	16,649	5,031	5,031	935	935
East North Central Region	21	94.7%	643	20,309	20,952	-	20,952	88%	18,370	18,370	5,729	5,729	1,065	1,065
West North Central Region	12	96.5%	-	10,568	10,568	-	10,568	95%	10,044	10,044	2,869	2,869	533	533
Southeast Region	17	96.2%	374	16,169	16,543	-	16,543	81%	13,420	13,420	3,863	3,863	718	718
Southwest Region	24	97.1%	162	25,197	25,359	-	25,359	88%	22,423	22,423	6,850	6,850	1,273	1,273
Mountain Region	21	95.8%	98	17,327	17,425	-	17,425	91%	15,831	15,831	4,681	4,681	870	870
Pacific Region	26	95.8%	844	22,829	23,673	-	23,673	87%	20,592	20,592	6,425	6,425	1,194	1,194
Total Equity Accounted Properties	154	95.9%	2,469	146,348	148,817	-	148,817	88%	130,632	130,632	39,233	39,233	7,291	7,291

Total Retail Properties	163	95.9%	2,469	150,134	152,603	-	152,603	88%	133,225	133,225	40,744	40,744	7,572	7,572

(1) Does not include non-regional malls.

(2) Reflects our partnership's interest before considering non-controlling interests, including minority interests in GGP, Brazil Retail Fund and Multiplex New Zealand Property Fund.

(3) Reflects our partnership's interest net of non-controlling interests described in note (2) above and attributable to limited partner units and Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield.

(4) Reflects our partnership's proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brook field.

Multi-family Property Portfolio		Number of units
	Number of	Assets Under	Proportionate at		Proportionate to
	properties	Management	subsidiary-level(1)	Owned %	unitholders(2)	Proportionate(3)
CONSOLIDATED PROPERTIES
Texas	6	1,363	1,363	30%	408	76
North Carolina	19	4,656	4,656	30%	1,395	259
Virginia	7	3,288	3,288	28%	921	171
Florida	4	1,419	1,326	27%	379	70
South Carolina	8	2,056	2,056	30%	616	114
Maryland	2	433	433	32%	138	26
Canada	2	202	185	28%	56	10
Total Consolidated Properties	48	13,417	13,307	29%	3,913	726
EQUITY ACCOUNTED PROPERTIES
Texas	10	3,824	3,121	22%	845	157
North Carolina	1	368	368	12%	45	8
Florida	5	1,506	1,506	12%	184	34
Georgia	8	2,768	1,843	26%	719	134
Washington	5	1,286	1,286	25%	324	60
Colorado	3	1,052	1,052	23%	242	45
Arizona	2	622	622	12%	76	14
Connecticut	2	394	394	28%	112	21
Massachusetts	2	304	304	29%	87	16
Total Equity Accounted Properties	38	12,124	10,496	22%	2,634	489

Total Multi-family Properties	86	25,541	23,803	26%	6,547	1,215

(1) Reflects interest net of non-controlling interests of others in operating subsidiaries.

(2) Reflects our partnership's interest net of non-controlling interests described in note (1) above and attributable to limited partner units and Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield.

(3) Reflects our partnership's proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield.

Industrial Property Portfolio		Sq. ft. in 000's
	Number of	Assets Under	Proportionate at		Proportionate to
	properties	Management	subsidiary-level(1)	Owned %	unitholders(2)	Proportionate(3)
CONSOLIDATED PROPERTIES
Atlanta	2	1,616	1,231	19%	313	58
Memphis	2	1,291	1,291	24%	313	58
Cincinnati/Indianapolis	5	2,677	2,677	24%	650	121
Chicago	4	1,247	1,247	24%	303	56
Texas Border	38	4,703	4,703	24%	1,141	212
Los Angeles	9	1,330	1,327	24%	322	60
Dallas	8	1,566	1,558	29%	461	86
Pennsylvania, Maryland, Virginia	4	1,533	1,533	30%	464	86
New Jersey	1	343	343	24%	83	15
Houston, Austin, San Antonio	14	1,755	1,753	24%	426	79
Phoenix	4	358	353	35%	124	23
South Florida	3	449	449	24%	109	20
Central Florida	1	386	386	24%	94	17
Other U.S.	3	1,181	1,182	24%	286	53
Mexico	35	5,717	5,550	24%	1,347	250
Germany	13	2,327	2,327	24%	565	105
France	4	870	870	24%	212	39
Italy	1	276	276	24%	67	12
Spain	4	616	616	24%	150	28
United Kingdom	1	383	383	24%	93	17
Total Consolidated Properties	156	30,624	30,055	25%	7,523	1,395
EQUITY ACCOUNTED PROPERTIES
Atlanta	13	6,124	3,008	16%	966	180
Memphis	10	5,960	4,173	25%	1,487	276
Cincinnati/Indianapolis	8	4,569	2,502	18%	826	154
Chicago	10	4,529	3,147	24%	1,095	204
Los Angeles	7	3,020	2,022	19%	589	109
Dallas	7	2,742	1,046	9%	254	47
Pennsylvania, Maryland, Virginia	2	2,201	2,000	36%	787	146
New Jersey	4	3,150	1,874	18%	555	103
Houston, Austin, San Antonio	2	351	174	12%	42	8
Phoenix	1	1,240	1,240	41%	509	95
South Florida	10	1,385	549	10%	133	25
Other U.S.	1	557	278	12%	68	13
Canada	2	456	228	12%	55	10
Germany	1	224	112	12%	27	5
France	1	210	105	12%	25	5
Italy	1	614	307	12%	74	14
Total Equity Accounted Properties	80	37,332	22,765	18%	7,492	1,394

Total Industrial Properties	236	67,956	52,820	22%	15,015	2,789

(1) Reflects interest net of non-controlling interests of others in operating subsidiaries.

(2) Reflects our partnership's interest net of non-controlling interests described in note (1) above and attributable to limited partner units and Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield.

3) Reflects our partnership's proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield.

Hotel Property Portfolio		Number of rooms
	Number of	Assets Under	Proportionate at		Proportionate to
	properties	Management	subsidiary-level(1)	Owned %	unitholders(2)	Proportionate(3)
CONSOLIDATED PROPERTIES
North America	2	5,413	5,413	31%	1,695	315
Total Consolidated Properties	2	5,413	5,413	31%	1,695	315
EQUITY ACCOUNTED PROPERTIES
Australia	6	2,094	2,094	15%	309	57
Total Equity Accounted Properties	6	2,094	2,094	15%	309	57

Total Hotel Properties	8	7,507	7,507	27%	2,004	372

(1) Reflects interest net of non-controlling interests of others in operating subsidiaries.

(2) Reflects our partnership's interest net of non-controlling interests described in note (1) above and attributable to limited partner units and Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield.

(3) Reflects our partnership's proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield.

Critical Accounting Policies, Estimates and Judgments

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of the consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in our partnership’s ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

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

The determination of whether an acquisition meets the definition of a business results in measurement differences on initial recognition of the acquired net assets. If the acquisition is determined to be a business combination these differences include the nature of deferred tax assets and liabilities that may be recorded and the requirement to recognize goodwill or negative goodwill, as applicable, for differences between the consideration provided and the fair value of the net assets acquired. Additionally, transaction costs incurred to effect a business combination are required to be expensed where for an asset acquisition transaction costs would be capitalized to the initial carrying amount of the acquired asset.

Basis of Accounting for Investees

Our partnership consolidates an investee when it controls the investee, with control existing if and only if it has power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of our partnership’s returns. Whether our partnership consolidates or equity accounts an investee may have a significant impact on the presentation of our partnership’s consolidated financial statements, especially as it relates to the consolidation of the operating partnership.

In determining if our partnership has power over an investee our partnership makes judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our partnership’s existing rights that give it the current ability to direct the relevant activities of the investee. Our partnership will also make judgments as to the amount of potential voting rights which provide our partnership or unrelated parties voting powers, the existence of contractual relationships that provide our partnership voting power, the ability to appoint directors and the ability of other investors to remove our partnership as a manager or general partner. Our partnership has entered into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, “Consolidated Financial Statements”). In assessing if our partnership has exposure, or rights, to variable returns from its involvement with the investee our partnership makes judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our partnership’s voting interest differs from its ownership interest in an investee. In determining if our partnership has the ability to use its power over the investee to affect the amount of our partnership’s returns our partnership makes judgments when it is an investor as to whether it is a principal or agent and whether another entity with decision-making rights is acting as an agent for our partnership. If our partnership determines that it is acting as an agent, as opposed to principal, it does not control the investee.

Revaluation Method for Property, Plant and Equipment

Our partnership uses the revaluation method of accounting for certain classes of property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset increases as a result of a revaluation surplus, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. In applying this policy judgment is required in determining the valuation model employed and the selection of appropriate assumptions used in estimating the fair value of assets to which the revaluation model is applicable.

Canary Wharf Group plc

We have determined that, notwithstanding our 22% common equity interest, we do not exercise significant influence over Canary Wharf as we are not able to elect board members or otherwise influence the financial and operating decisions.

General Growth Properties, Inc.

As of December 31, 2013, we held an indirect 28% interest in GGP and were entitled to nominate three of the nine directors to GGP’s board and vote all of our shares for those directors.

We account for our investment in GGP following the equity method of accounting. The carrying value of our investment in GGP consists of our original cost of the investment plus our share of the earnings of GGP, determined in accordance with our accounting policies under IFRS, less distributions received from GGP. This includes our share of GGP’s unrealized fair value gains (losses) in respect of investment property, which is determined in accordance with our accounting policy for valuation of investment properties. Accordingly, the substantial variance between the value of our investment in GGP based on the publicly-traded share price and the carrying value of the equity accounted investment is the result of recording our share of the IFRS net earnings of GGP, which includes the cumulative unrealized fair value gains arising from the significant fair value increases in the underlying investment properties.

We consider the guidance in IAS 28, “Investments in Associates and Joint Ventures”, and IAS 36, “Impairment of Assets” to determine if there are indicators of impairment, one of which is whether there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. Accordingly, we consider whether the variance between the value of the investment as determined using the publicly-traded share price and the carrying value is an indicator of impairment.

Our evaluation of whether there were impairment indicators present included consideration of a number of factors as required by IAS 36 including an evaluation of the technological, market, economic and legal environment in which GGP operates; consideration of whether GGP was, or in the near future is expected to be, in significant financial difficulty and an assessment of trends in actual net cash flows or operating profit or loss of GGP. Further, with respect specifically to the variance between the value of the investment as determined using the publicly-traded share price and the carrying value determined under IAS 28, we consider additional factors relative to this variance. This includes an analysis of the original blended cost of our investment in GGP compared to the publicly-traded share price over the period from acquisition dates through each reporting date; the trend in the share price of GGP as at each reporting date up to and including the current date; and an assessment of the underlying cash flows that are expected to be derived from the operating and redevelopment properties, including the significant recovery in property values contributing to the fair value gains recorded by GGP.

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

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants' specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

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

Use of Estimates

The company makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

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

Levies

IFRIC 21, “Levies” (“IFRIC 21”) addresses when an entity should recognize a liability to pay a government levy other than income taxes. IFRIC 21 is an interpretation of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Retrospective application of this interpretation is required. The partnership is currently evaluating the impact of IFRIC 21 to its consolidated financial statements.

Financial Instruments

IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The IASB has not finalized a mandatory adoption date. The partnership is currently evaluating the impact of IFRS 9 to its consolidated financial statements.

5.B.	LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of property debt, other secured and unsecured debt, capital securities, preferred stock and equity. Our objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support our operations and to reduce our weighted average cost of capital and improve the returns on equity through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing of the subsidiaries. As at December 31, 2013, the recorded values of capital totaled $49 billion (December 31, 2012 — $45 billion). Our principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund development costs not covered under construction loans;

•	fund investing activities which could include discretionary capital expenditures;

•	fund property acquisitions; and

•	fund distributions to unitholders.

We plan to meet these needs with one or more of the following:

•	cash flows from operations;

•	construction loans;

•	proceeds from sales of assets;

•	proceeds from sale of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities, as well as cash flow from operating activities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings. We also generate liquidity by accessing capital markets on an opportunistic basis. The following table summarizes the various sources of cash flows of our operating entities which supplement our liquidity.

(US$ Millions) Year ended Dec. 31,	2013	2012	2011
Cash flow from operating activities	$421	$605	$1,546
Borrowings	8,775	4,556	2,976
Capital securities issued	392	-	-
Proceeds from equity installment receivable	-	-	121
Proceeds from asset sales	1,627	823	1,531
Proceeds from sales of financial assets	296	165	101
Loans and notes receivable collected	199	1,238	744
Loans and notes receivable collected	-	-	658
Contributions from parent company	20	617	307
Restricted cash and deposits	4	-	-
Acquisition of subsidiaries, net of disposition	215	140	40
Contributions from non-controlling interest	1,128	919	667
	$13,077	$9,063	$8,691

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Most of our borrowings are in the form of long term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area should not compromise our ability to finance the balance of our operations. A summary of our debt profile for each of our office and retail segments are included elsewhere in this Form 20-F.

As at December 31, 2013 we had $883 million of committed corporate credit facilities in Brookfield Office Properties consisting of a revolving credit facility from a syndicate of banks totaling $695 million and bilateral agreements between Brookfield Canada Office Properties and a number of Canadian chartered banks for an aggregate of C$200 million. The balance drawn on these facilities was $336 million (December 31, 2012 — $68 million). We incurred $16 million in interest expense related to these corporate credit facilities for the year ended December 31, 2013 (2012 — $16 million)

As at December 31, 2013, we had $550 million of bilateral corporate revolving credit facilities with eleven financial institutions. At December 31, 2013, the balance drawn on these facilities was $496 million (December 31, 2012 — not applicable). We incurred $6 million in interest expense related to these corporate revolving credit facilities in the year ended December 31, 2013 (2012 — not applicable).

On December 6, 2013, we entered into of a $500 million subordinated credit facility with a subsidiary of Brookfield Asset Management to supplement our liquidity. As of December 31, 2013, the balance drawn on this facility was nil. Under the facility, we do not pay a commitment fee on any undrawn balance.

At December 31, 2013, the book value of our limited partnership units was $2.5 billion, compared with a market capitalization of approximately $2.0 billion, calculated as total limited partnership units outstanding of 102.5 million multiplied by $19.94, the closing price per limited partnership unit on the New York Stock Exchange on December 31, 2013.

5.C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

5.D.	TREND INFORMATION

We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of office lease rollover in 2014/2015, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements”.

Transaction activity is picking up across our global real estate markets and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

Given the small amount of new office and retail development that occurred over the last decade and the near total development halt during the global financial crisis, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

5.E.	OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2013 and 2012:

(US$ Millions)		Payments Due By Period
As at Dec. 31, 2013	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years	Dec. 31, 2012 Total
Property debt	$21,640	$5,120	$5,563	$6,230	$4,727	$19,847
Capital securities	2,369	188	440	-	1,741	866
Other financial liabilities	1,915	1,665	56	3	191	1,992
Interest expense(1) on the following:
Property and other secured debt	4,127	983	1,566	834	744	3,993
Capital securities	673	110	184	154	225	106
Interest rate swaps	1	-	1	-	-	-

(1)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	DIRECTORS AND SENIOR MANAGEMENT

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

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation

Gordon E. Arnell Calgary, Canada	79	Director	Corporate Director

Jeffrey M. Blidner Toronto, Canada	66	Director	Senior Managing Partner of Brookfield Asset Management

Omar Carneiro da Cunha(3) Rio de Janeiro, Brazil	68	Director	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes

Stephen DeNardo(2) Stamford, United States	61	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC

Louis Joseph Maroun(2)(3) Full Fathoms, Bermuda	64	Director	Executive Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation

Lars Rodert(3) Genese, Belgium	53	Director	Senior Portfolio Manager of Inter IKEA Treasury, North America and Europe

José Ramón Valente Vías(2) Santiago, Chile	52	Director	Partner and Executive Director of ECONSULT

(1)	The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.

(2)	Member of the audit committee. Stephen DeNardo is the Chair of the audit committee and is the audit committee financial expert.

(3)	Member of the governance and nominating committee. Louis Joseph Maroun is the Chair of the governance and nominating committee.

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

Jeffrey M. Blidner. Mr. Blidner is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Mr. Blidner is also a director of a number of Brookfield companies in Europe and Canada. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at Goodman & Carr LLP, a Toronto-based law firm. Mr. Blidner’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgood Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

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

Louis Joseph Maroun. Mr. Maroun is the Founder and Executive Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation, which specializes in international real estate advisory services. Prior to this role, Mr. Maroun was the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun also is on the board of directors of Brookfield Renewable Energy Partners L.P. and Summit Industrial Income REIT. Mr. Maroun graduated from the University of New Brunswick in 1972 with a Bachelor’s degree followed by a series of post graduate studies and in January of 2007, after a long and successful career in investment real estate, Mr. Maroun was elected to the position of Fellow of the Royal Institute of Chartered Surveyors.

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

Our Management

The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its property platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the real estate investment cycle. Having invested over $18 billion of equity in the real estate sector since 1989, Brookfield has a track record of delivering compelling, risk-adjusted returns to investors through a variety of publicly-listed company and private partnership vehicles. The Service Providers’ investment and asset management professionals are complemented by the depth of real estate investment and operational expertise throughout our operating platforms which specialize in office, retail, multi-family and industrial assets, generating significant and stable operating cash flows. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Richard B. Clark	56	32	29	Chief Executive Officer

John Stinebaugh	47	25	9	Chief Financial Officer

Messrs. Clark and Stinebaugh have substantial operational and transaction origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large multifaceted transactions. They have also been integral in building and developing Brookfield’s real property and infrastructure platforms. Set forth below is biographical information for Messrs. Clark and Stinebaugh .

Richard B. Clark. Mr. Clark is the Chief Executive Officer of Brookfield Asset Management’s global real estate group, Brookfield Property Group, and Chairman of Brookfield Office Properties’ Board of Directors since 2012. He was Chief Executive Officer of Brookfield Office Properties from 2002 to 2012 and was also the President from 2012 to 2011. He was President and Chief Executive Officer of Brookfield Office Properties’ U.S. operations from 2000-2002; and prior to that held senior management positions for Brookfield Office Properties and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is currently also a Senior Managing Partner of Brookfield Asset Management. Mr. Clark is on the Executive Committee of the Real Estate Roundtable, is a board member of the Mental Health Association of New York City and is Chairman of the Board of the National Eating Disorders Association. Mr. Clark sits on the board of directors of GGP and is Chairman and a director of Rouse.

John Stinebaugh. Mr. Stinebaugh is the Chief Financial Officer of Brookfield’s global property group. He was Chief Financial Officer of Brookfield’s infrastructure group from 2007 to 2013. Prior to joining Brookfield, Mr. Stinebaugh was with Credit Suisse Securities (U.S.A.) LLC where he was responsible for mergers and acquisitions and leveraged financings in the energy group. Mr. Stinebaugh graduated with a degree in economics from Harvard University and received his Chartered Financial Analyst designation in 1995.

The directors and officers of the BPY General Partner and our Service Providers and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, our units representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.

6.B.	COMPENSATION

The BPY General Partner pays each of its directors $100,000 per year for serving on its board of directors and various board committees. The BPY General Partner pays the chair of the audit committee an additional $20,000 per year and pays the other members of the audit committee an additional $10,000 per year for serving in such positions.

The BPY General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Service Providers pursuant to which each Service Provider and certain other affiliates of Brookfield provide, or arrange for other Service Providers to provide, day-to-day management and administrative services for our company, the Property Partnership and the Holding Entities. The fees payable under the Master Service Agreement are set forth under Item 7.B “Major Shareholders and Related Party Transactions — Related Party Transactions — Our Master Services Agreement — Management Fee”.

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

Transactions Requiring Approval by the Governance and Nominating Committee

The BPY General Partner’s governance and nominating committee has approved a conflicts policy which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

•	acquisitions by us from, and dispositions by us to, Brookfield;

•	the dissolution of our partnership or the Property Partnership;

•	any material amendment to our Master Services Agreement, the Relationship Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement;

•	any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;

•	termination of, or any determinations regarding indemnification under, our Master Services Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; and

•	any other material transaction involving us and Brookfield.

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

6.D.	EMPLOYEES

As at December 31, 2013, our operating entities had approximately 15,000 employees. Our company does not currently have any senior management who carry out the management and activities of our company. The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement.

6.E.	SHARE OWNERSHIP

Each of the directors and officers of the BPY General Partner own less than 1% of our units.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	MAJOR SHAREHOLDERS

As of the date of this Form 20-F, there are 233,757,451 limited partnership units of our company outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, Future Fund Board of Guardians, or Future Fund, and Partners Limited, beneficially owns or controls or directs, directly or indirectly, more than 5% of our units. Brookfield beneficially owns 45,249,931 limited partnership units, 138,875 general partner units, 432,649,105 Redemption-Exchange Units and 4,759,997 special limited partnership interests in the Property Partnership, collectively an approximate 72% interest in our company (on a fully-exchanged basis) including its indirect general partnership interest in our company held by the BPY General Partner. See also the information contained in this Form 20-F under Item 10.B “Additional Information — Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement”.

As of March 28, 2014, 72,662 of our outstanding units were held by 1,406 holders of record in the United States, not including units of our company held of record by DTC. As of March 28, 2014, DTC was the holder of record of 68,262,044 units.

As of March 28, 2014, 1,903,438 of our outstanding units were held by holders of record in Canada, not including units of our company held of record by CDS. As of March 28, 2014, CDS was the holder of record of 132,145,849 units.

The following table presents information regarding the beneficial ownership of our units, as of March 28, 2014, by each person or entity that we know beneficially owns 5% or more of our units.

	Units Outstanding
Name and Address	Units Owned		Percentage
Brookfield Asset Management Inc. Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3	482,797,908	(1)	72	(1)%

Future Fund Board of Guardians Level 43, 120 Collins Street Melbourne VIC 3000, Australia	12,128,906		5	(2)%

Partners Limited Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, M5J 2T3	486,442,924	(1)	72	(1)%

(1)	Assumes that all of the Redemption-Exchange Units are exchanged for units of our company in accordance with the Redemption-Exchange Mechanism.

(2)	Based on information provided on the Schedule 13D filed by Future Fund on November 12, 2013. Assuming that all the Redemption-Exchange Units are exchanged for units of our company in accordance with the Redemption-Exchange Mechanism, the percentage beneficially owned by Future Fund would be 2%. As disclosed in Future Fund’s Schedule 13D, Future Fund may be deemed to be the beneficial owner of units beneficially owned by Brookfield and its affiliates, and Future Fund disclaims beneficial ownership of such units.

Our major unitholders have the same voting rights as all other holders of our units.

7.B.	RELATED PARTY TRANSACTIONS

GGP Liquidity Transaction

In November 2013, we acquired additional shares and warrants of GGP for total consideration of $1.4 billion. As a result of the acquisition, we increased our fully-diluted ownership interest in GGP to 32%, assuming the exercise of all of the outstanding warrants, or approximately 28% on an undiluted basis. Prior to this transaction, Brookfield Asset Management managed a 43% fully-diluted interest in GGP on behalf of a consortium that was formed to invest in the recapitalization of GGP in March 2010. As part of the consortium, our fully-diluted interest in GGP was 25%. The transaction was part of a broader reorganization of the consortium led by Brookfield through which our company owns its interest in GGP. The consortium was reorganized to provide liquidity for investors in the consortium now that its original investment objectives had been successfully achieved. Our company acquired interests in GGP from certain consortium members, as well as all of the interests in GGP that were distributed to Brookfield in payment of its carried interest entitlement of approximately $529 million, as manager of the consortium. In total, our company acquired 53 million shares of GGP and warrants to acquire an additional 26 million shares. The GGP consortium will continue on revised terms with our company and a smaller group of consortium investors owning a combined 40% of GGP on a fully-diluted basis or 34% on an undiluted basis. Our company also acquired 1.1 million common shares of Rouse from certain consortium members and Brookfield. As a result, our company increased its ownership in Rouse to approximately 39%.

The acquisition was funded through the issuance of $435 million of our units to institutional investors and $996 million of Redemption Exchange Units to Brookfield. Our units of BPY and the Redemption Exchange Units were issued at a price of $19.42 per unit, being the volume weighted average trading price of our units on the NYSE for the 21 trading days ending on October 29, 2013. Following the equity issuances, Brookfield’s interest in our company (on a fully exchanged basis) decreased from approximately 92% to approximately 89%.

The purchase prices for the GGP and Rouse shares were also determined with reference to their respective 21 day volume weighted average trading prices ending on October 29, 2013. The price for the warrants was determined through negotiation with consortium investors as an agreed premium of $1.93 to the “in the money” value of the warrants based on the same 21 day volume weighted average trading price of the GGP shares. The exercise price per share of the warrants on November 1, 2013 was $9.4061 per share.

In connection with the transaction, Brookfield was issued a number of securities equal to approximately 11% of our outstanding units (calculated including the Redemption Exchange Units). The Governance and Nominating Committee of our company, comprising entirely of independent directors, unrelated to Brookfield, unanimously recommended the issuance to and purchase from Brookfield to the board of the general partner of our company, who then unanimously approved it (with directors affiliated with Brookfield abstaining from the vote).

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

Relationship Agreement

Our company, the Property Partnership, the Holding Entities, the Service Providers and Brookfield Asset Management have entered into an agreement, referred to as the Relationship Agreement, that governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield Asset Management has agreed that we will serve as the primary entity through which acquisitions of commercial property will be made by Brookfield Asset Management and its affiliates on a global basis.

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

Our ability to grow depends in part on Brookfield identifying and presenting us with acquisition opportunities. Brookfield’s commitment to us and our ability to take advantage of opportunities is subject to a number of limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Our Relationship with Brookfield”. Under the terms of the Relationship Agreement, our company, the Property Partnership and the Holding Entities have acknowledged and agreed that, subject to providing us the opportunity to participate on the basis described above, Brookfield may pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our company, the Property Partnership and the Holding Entities have acknowledged and agreed that some of these entities may have objectives that overlap with our objectives or may acquire commercial property that could be considered appropriate acquisitions for us, and that Brookfield may have financial incentives to assist those other entities over us. If any of the Service Providers determine that an opportunity is not suitable for us, Brookfield may still pursue such opportunity on its own behalf. Our company, the Property Partnership and the Holding Entities have further acknowledged and agreed that nothing in the Relationship Agreement will limit or restrict: (i) Brookfield’s ability to make any investment recommendation or take any other action in connection with its public securities business; (ii) Brookfield from investing in any loans or debt securities or from taking any action in connection with any loan or debt security notwithstanding that the underlying collateral comprises or includes commercial property provided that the original purpose of the investment was not to acquire a controlling interest in such property; or (iii) Brookfield from acquiring or holding an investment of less than 5% of the outstanding shares of a publicly traded company or from carrying out any other investment in a company or real estate portfolio where the underlying assets do not principally constitute commercial property. Due to the foregoing, we expect to compete from time to time with other affiliates of Brookfield Asset Management or other third parties for access to the benefits that we expect to realize from Brookfield Asset Management’s involvement in our business.

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

Equity Enhancement and Incentive Distributions

Property Special LP, a wholly-owned subsidiary of Brookfield Asset Management, is entitled to receive equity enhancement distributions and incentive distributions from the Property Partnership as a result of its ownership of the special limited partnership interest in the Property Partnership. Property Special LP will receive quarterly equity enhancement distributions equal to 0.3125% of the amount by which our company’s total capitalization value exceeds an initial reference value determined based on the market capitalization immediately following the spin-off, subject to certain adjustments. In addition, Property Special LP will receive incentive distributions calculated in increments based on the amount by which quarterly distributions on the limited partnership units of the Property Partnership exceed specified target levels as set forth in the Property Partnership’s limited partnership agreement.

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

Property Special LP may, at its sole discretion, elect to reinvest equity enhancement distributions and incentive distributions in exchange for Redemption-Exchange Units.

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

Special Limited Partner Distributions

Pursuant to the limited partnership agreement of the Property Partnership, Property Special LP is entitled to receive a distribution from the Property Partnership equal to a share of the total distributions of the Property Partnership in proportion to Property Special LP’s percentage interest in the Property Partnership which will be equal to 1% of the total distributions of the Property Partnership. See Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Distributions”.

Credit Facility

On December 6, 2013, we entered into a $500 million subordinated credit facility with Brookfield to supplement our liquidity. Under the facility, we do not pay a commitment fee on any undrawn balance. The size of this facility was increased to $700 million in March 2014.

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, the BPY General Partner’s bye-laws, the Property Partnership’s limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Our Master Services Agreement”, Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement — Indemnification; Limitations of Liability” and Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement — Indemnification; Limitations of Liability”.

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

With respect to transactions in which there may be a conflict of interest, the BPY General Partner may be required to seek the prior approval of its governance and nominating committee pursuant to a conflicts policy that has been approved by its governance and nominating committee. These transactions include: (i) acquisitions by us from, and dispositions by us to, Brookfield; (ii) the dissolution of our partnership or the Property Partnership; (iii) any material amendment to our Master Services Agreement, the Relationship Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; (iv) any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (v) termination of, or any determinations regarding indemnification under, our Master Services Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; and (vi) any other material transaction involving us and Brookfield. Pursuant to our conflicts policy, the BPY General Partner’s governance and nominating committee may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, or MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. See “Canadian Securities Law Exemptions” below for application of MI 61-101 to our company.

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

Our limited partnership agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to us and our unitholders. These duties include the duties of care and loyalty. In the absence of provisions in our limited partnership agreement to the contrary, the duty of loyalty would generally prohibit the BPY General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. Our limited partnership agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the agreement provides that the BPY General Partner and its affiliates do not have any obligation under our limited partnership agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our company, the Property Partnership, any Holding Entity or any other holding entity established by us. It also allows affiliates of the BPY General Partner to engage in activities that may compete with us or our activities. In addition, the agreement permits the BPY General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of our company or the best interests of our unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us and our unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the BPY General Partner to attract and retain experienced and capable directors and to take actions that we believe are necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. See Item 3.D. “Key Information — Risk Factors — Risks Relating to Our Relationship with Brookfield — Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders.”

Canadian Securities Law Exemptions

MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our market capitalization, if the indirect equity interest in our company, which is held in the form of Redemption-Exchange Units, is included in the calculation of our company’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximately 68% indirect interest in our company held in the form of Redemption-Exchange Units. See Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Conflicts of Interest and Fiduciary Duties” above.

Although our company is a reporting issuer in Canada, it is a “SEC foreign issuer” under Canadian securities regulations and exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation as long as we comply with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our company’s unitholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada. Our company has undertaken to the provincial and territorial securities regulatory authorities in Canada that to the extent it complies with the foreign private issuer disclosure regime under U.S. securities law:

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

OUR MASTER SERVICES AGREEMENT

The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Providers have agreed to provide or arrange for other Service Providers to provide management and administration services to our company and the other Service Recipients.

The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Our Master Services Agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our unitholders as described under Item 10.C. “Additional Information — Material Contracts” and Item 10.H. “Documents on Display”.

Appointment of the Service Providers and Services Rendered

Under our Master Services Agreement, the Service Recipients have appointed the Service Providers, as the Service Providers, to provide or arrange for the provision by an appropriate Service Provider of the following services:

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

The Service Providers’ activities are subject to the supervision of the board of directors or equivalent governing body of the BPY General Partner and of each of the other Service Recipients, as applicable. The relevant governing body remains responsible for all investment and divestment decisions made by the Service Recipient.

Any Service Provider may, from time to time, appoint an affiliate of Brookfield to act as a new Service Provider under our Master Services Agreement, effective upon the execution of a joinder agreement by the new Service Provider.

Management Fee

Pursuant to our Master Services Agreement, we pay a base management fee to the Service Providers equal to $12.5 million per quarter (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014). For any quarter in which the BPY General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or Redemption-Exchange Units, subject to certain conditions.

Reimbursement of Expenses and Certain Taxes

We will also reimburse the Service Providers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services, including those of any third party. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The relevant Service Recipient will reimburse the Service Providers for all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party. Such out-of-pocket fees, costs and expenses are expected to include, among other things: (i) fees, costs and expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration of any Service Recipient in respect of services; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed by the Service Providers under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Providers that are reasonably necessary for the performance by the Service Providers of their duties and functions under our Master Services Agreement.

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

The Service Recipients are also required to pay or reimburse the Service Providers for all sales, use, value added, goods and services, harmonized sales, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of our Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Providers, which are personal to the Service Providers.

Assignment

Our Master Services Agreement may not be assigned by the Service Providers without the prior written consent of our company except that (i) any Service Provider may subcontract or arrange for the provision of services by another Service Provider, provided that the Service Providers remain liable under the agreement, and (ii) any of the Service Providers may assign the agreement to an affiliate or to a person that is its successor by way of merger, amalgamation or acquisition of the business of the Service Provider.

Termination

Our Master Services Agreement continues in perpetuity until terminated in accordance with its terms. However, the Service Recipients may terminate our Master Services Agreement upon written notice of termination from the BPY General Partner to the Service Providers if any of the following occurs:

•	any of the Service Providers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to such Service Provider;

•	any of the Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

•	any of the Service Providers is grossly negligent in the performance of its obligations under the agreement and such gross negligence results in material harm to the Service Recipients; or

•	certain events relating to the bankruptcy or insolvency of each of the Service Providers.

The Service Recipients have no right to terminate for any other reason, including if any of the Service Providers or Brookfield experiences a change of control. The BPY General Partner may only terminate our Master Services Agreement on behalf of our company with the prior unanimous approval of the BPY General Partner’s independent directors.

Our Master Services Agreement expressly provides that our Master Services Agreement may not be terminated by the BPY General Partner due solely to the poor performance or the underperformance of any of our operations.

The Service Providers may terminate our Master Services Agreement upon written notice of termination to the BPY General Partner if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Providers and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Service Recipient. The Service Providers may also terminate our Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of the Service Recipients.

If our Master Services Agreement is terminated, the licensing agreement, the Relationship Agreement and any of Brookfield Asset Management’s obligations under the Relationship Agreement will also terminate.

Indemnification and Limitations on Liability

Under our Master Services Agreement, the Service Providers have not assumed and do not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Providers. In addition, under our Master Services Agreement, the Service Providers and the related indemnified parties will not be liable to the Service Recipients for any act or omission, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, conduct that the indemnified person knew was unlawful. The maximum amount of the aggregate liability of the Service Providers or any of their affiliates, or of any director, officer, agent, subcontractor, contractor, delegate, member, partner, shareholder, employee or other representative of the Service Providers or any of their affiliates, will be equal to the amounts previously paid by the Service Recipients in respect of services pursuant to our Master Services Agreement in the two most recent calendar years. The Service Recipients have agreed to indemnify the Service Providers, their affiliates, directors, officers, agents, subcontractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Outside Activities

Our Master Services Agreement does not prohibit the Service Providers or their affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us.

VOTING AGREEMENTS

Our company and Brookfield have determined that it is advisable for our company to have control over the entities through which we hold certain of our operating entities, or the Specified Entities, including GGP, Rouse and certain of our private equity funds. Accordingly, our company has entered into voting agreements to provide us with voting rights over the Specified Entities.

Pursuant to the voting agreements, voting rights with respect to any of the Specified Entities will be voted in accordance with the direction of our company or one of the Holding Entities with respect to certain matters, typically including: (i) the election of directors; (ii) any sale of all or substantially all of its assets; (iii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iv) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (v) any amendment to its governing documents; or (vi) any commitment or agreement to do any of the foregoing.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of our company, no current or former director, officer or employee of our company, nor any associate or affiliate of any of them, is or was indebted to our company at any time since its formation.

The aggregate indebtedness to Brookfield Office Properties, one of our operating entities, or its subsidiaries of all officers, directors and employees and former officers, directors and employees of Brookfield Office Properties and its subsidiaries was C$698,726. No loans have been extended since July 30, 2002 to directors, executives or senior officers of Brookfield Office Properties. Richard B. Clark, the former CEO of Brookfield Office Properties, had an outstanding non-interest bearing loan from Brookfield Office Properties of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2013 was C$698,726. Mr. Clark’s common shares purchased with the loan are held as security for the loan.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Form 20-F, no proposed director or senior officer of the BPY General Partner or the Service Providers or other insider of our company, nor any associate or affiliate of the foregoing persons, has any existing or potential material conflict of interest with our company, the Property Partnership or any of its subsidiaries or interest in any material transaction involving our company, the Property Partnership or any of its subsidiaries.

7.C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements”.

8.B.	SIGNIFICANT CHANGES

On January 8, 2014, Brookfield Office Properties increased its corporate revolving credit facility from $695 million to $1 billion through a syndicate of lending institutions led by Deutsche Bank AG, RBC Capital Markets and Citigroup Global Markets Inc. The upsized floating-rate credit facility holds a four-year term with two six-month extension options. The facility also features an accordion option through which Brookfield Office Properties can draw an additional $250 million at the consent of the lenders.

On January 13, 2014, Rouse completed an underwritten public offering of 8,050,000 shares of its common stock, including the exercise of an over-allotment option for 1,050,000 shares of its common stock, which decreased our ownership interest in Rouse to 34%.

On February 10, 2014, GGP announced the acquisition of 27,624,282 of its common shares from affiliates of Pershing Square Capital Management, L.P. at $20.12 per share for total consideration of approximately $566 million. The transaction reduced GGP’s total diluted common shares outstanding to approximately 937 million shares.

In February 2014, the partnership funded its portion of a $500 million investment of preferred equity in CXTD, a wholly-owned entity of Hong Kong listed developer Shui On Land. CXTD owns a premier portfolio of office and retail assets in Shanghai.

On February 12, 2014, we announced the commencement of our offer to acquire any or all of the common shares of Brookfield Office Properties that we do not currently own. Under the Offer, Brookfield Office Properties shareholders were able to elect to receive one BPY limited partnership unit or $20.34 in cash for each Brookfield Office Properties common share, subject to pro-ration. As of March 31, 2014, Brookfield Office Properties shareholders tendered 220 million common shares pursuant to the Offer. On March 20, 2014, we announced that we intend to acquire the remainder of Brookfield Office Properties common shares in a second stage transaction. We will now own, directly or indirectly, 89% of the issued and outstanding common shares of Brookfield Office Properties on a fully-diluted basis.

On March 18, 2014 we entered into the BPY Credit Facility, consisting of a $1.5 billion term acquisition credit facility to fund the Offer, or the Acquisition Credit Facility, and a $1 billion revolving facility to be used to replace our existing revolving credit facilities, to fund a portion of the additional cash required to complete the Offer and any second-step transaction up to a limit of $365,508,000, and for general corporate and operating purposes.

Borrowings under the BPY Credit Facility will be subject to certain customary conditions for loan facilities of this type. Interest under the BPY Credit Facility is payable, at the option of borrowers thereunder, either at a base rate plus 1.25% or a LIBOR-based rate plus 2.25%. The BPY Credit Facility will have a term of two years, with a one-year extension at our option for up to $1.5 billion of commitments subject to the satisfaction of certain conditions and the payment of extension fees. The BPY Credit Facility may be prepaid, in whole or in part (subject to minimums and increments), at any time and without bonus or penalty. We will be required to reduce the aggregate principal amount outstanding under the Acquisition Credit Facility to $500 million or less prior to the second anniversary of the facility, and such reduction is required to exercise the one-year extension option. Subject to certain exceptions and limitations, we will be required to cause a specified percentage (based on the amount outstanding under the Acquisition Credit Facility) of the net proceeds that we receive from certain future asset sales and debt issuances to be applied to repay the Acquisition Credit Facility. Any portion of such net sale and financing proceeds that is not required to be repaid to the lenders in the first instance and is not reinvested within a specified time period, must similarly be used to repay the Acquisition Credit Facility. Our operating entities are subject to limited covenants in respect of their corporate debt and were in compliance with all such covenants as of December 31, 2013. Our operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to us.

ITEM 9.	THE OFFER AND LISTING

9.A.	OFFER AND LISTING DETAILS

The following table sets forth the annual high and low prices and trading volume for our units on the TSX and NYSE for the periods indicated since when-issued trading commenced on April 15, 2013:

TSX

Period	High		Low		Volume
Year Ended December 31, 2013	C$	24.70	C$	19.47	17,967,986

NYSE

Period	High	Low	Volume
Year Ended December 31, 2013	$23.99	$18.80	37,720,652

The following table sets forth the quarterly high and low prices and trading volume for our units on the TSX and NYSE for the periods indicated since when-issued trading commenced on April 15, 2013:

TSX

Period	High		Low		Volume
April 15, 2013 to June 30, 2013	C$	24.70	C$	20.10	12,703,715
July 1, 2013 to September 30, 2013		22.25		19.47	2,203,076
October 1, 2013 to December 31, 2013		21.74		19.59	3,061,195
January 1, 2014 to March 31, 2014		22.26		20.41	14,087,272

NYSE

Period	High	Low	Volume
April 15, 2013 to June 30, 2013	$23.99	$19.07	22,776,113
July 1, 2013 to September 30, 2013	21.49	18.80	5,954,678
October 1, 2013 to December 31, 2013	20.50	18.85	8,989,861
January 1, 2014 to March 31, 2014	20.23	18.19	25,326,335

The following table sets forth the monthly high and low prices and trading volume for our units on the TSX and NYSE for the most recent six months:

TSX

Period	High		Low		Volume
October 1, 2013 to October 31, 2013	C$	20.70	C$	19.59	847,173
November 1, 2013 to November 30, 2013		21.19		19.78	1,083,541
December 1, 2013 to December 31, 2013		21.74		20.51	1,130,481
January 1, 2014 to January 31, 2014		21.46		20.62	953,569
February 1, 2014 to February 28, 2014		22.26		20.41	774,417
March 1, 2014 to March 31, 2014		22.18		20.50	12,359,286

NYSE

Period	High	Low	Volume
October 1, 2013 to October 31, 2013	$20.00	$18.90	2,777,979
November 1, 2013 to November 30, 2013	19.87	18.85	2,255,517
December 1, 2013 to December 31, 2013	20.50	19.28	3,956,365
January 1, 2014 to January 31, 2014	20.23	18.74	2,097,664
February 1, 2014 to February 28, 2014	19.95	18.45	1,588,312
March 1, 2014 to March 31, 2014	20.08	18.19	21,640,359

9.B.	PLAN OF DISTRIBUTION

Not applicable.

9.C.	MARKETS

Our units are listed on the NYSE and TSX under the symbols “BPY” and “BPY.UN”, respectively.

9.D.	SELLING SHAREHOLDERS

Not applicable.

9.E.	DILUTION

Not applicable.

9.F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	SHARE CAPITAL

Not applicable.

10.B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of our units and our limited partnership agreement, and is qualified in its entirety by reference to all of the provisions of our limited partnership agreement. Because this description is only a summary of the terms of our units and our limited partnership agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our limited partnership agreement. The limited partnership agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our holders as described under Item 10.C. “Additional Information — Material Contracts” and Item 10.H. “Documents on Display”.

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

Nature and Purpose

Under our limited partnership agreement, the purpose of our company is to: acquire and hold interests in the Property Partnership and, subject to the approval of the BPY General Partner, interests in any other entity; engage in any activity related to the capitalization and financing of our company’s interests in such entities; serve as the managing general partner of the Property Partnership and execute and deliver, and perform the functions of a managing general partner of the Property Partnership specified in, the limited partnership agreement of the Property Partnership; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BPY General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our limited partnership agreement.

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

Exchange LP Units and the Support Agreement

In connection with the Offer, Canadian residents had the election to receive an exchangeable unit, or an Exchange LP Unit, of Brookfield Office Properties Exchange L.P., or Exchange LP, an Ontario partnership, instead of our units, which allows for full or partial deferral of capital gains for Canadian federal income tax purposes. Holders of Exchange LP Units are entitled to receive distributions economically equivalent to the distributions, if any, paid from time to time by us on our units. Exchange LP Units are not transferrable, except upon the death of a holder.

Holders of Exchange LP Units are entitled at any time to retract (i.e., to require Exchange LP to redeem) any or all Exchange LP Units held by them and to receive in exchange one of our units, plus the full amount of all declared and unpaid distributions on the Exchange LP Units and all distributions declared on one of our units that have not yet been declared or paid on the Exchange LP Units, or the Distribution Amount, if any. Instead of Exchange LP redeeming the retracted units, we have a call right to purchase all but not less than all of the units covered by the retraction request.

Exchange LP has the right, commencing on the seventh anniversary of the initial take-up date of the Offer, to redeem all of the then outstanding Exchange LP Units for a purchase price equal to one of our units for each outstanding Exchange LP Unit plus the Distribution Amount, if any. The redemption date may be accelerated if certain conditions are met. Instead of Exchange LP redeeming such Exchange LP Units, we have a call right to require that each holder of Exchange LP Units sell all the Exchange LP Units held by such holder to us on the redemption date upon payment by us to such holder of the purchase price for such Exchange LP Units.

Under the Support Agreement between us and Exchange LP, we have covenanted that, so long as such Exchange LP Units not owned by us or our subsidiaries are outstanding, we will, among other things: (a) not declare or pay any distribution on our units unless (i) on the same day Exchange LP declares or pays, as the case may be, an equivalent distribution on the Exchange LP Units and (ii) Exchange LP has sufficient money to pay such distribution; (b) take actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the Exchange LP Units are the same as those for any corresponding distributions on our units; (c) take all actions reasonably necessary to enable Exchange LP to pay the liquidation amount, the retraction price or the redemption price to the holders of the Exchange LP Units in the event of a liquidation, dissolution or winding up of Exchange LP, a retraction request by a holder of Exchange LP Units or a redemption of Exchange LP Units , as the case may be.

The Support Agreement also provides that, without the prior approval of Exchange LP and the holders of Exchange LP Units, we will not distribute our units or rights to subscribe for our units or other property or assets to all or substantially all of our holders, change any of the rights, privileges or other terms of our units, or change the then outstanding number of our units into a lesser or greater number, unless the same or an equivalent distribution on, or change to, the Exchange LP Units is made simultaneously. In the event of any proposed cash offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting our units, we and Exchange LP will use reasonable best efforts to take all actions necessary or desirable to enable holders of Exchange LP Units to participate in such transaction to the same extent and on an economically equivalent basis as our holders.

The foregoing is a summary of certain of the material terms of the Exchange LP Units, as set out in the limited partnership agreement of Exchange LP, and the Support Agreement and is qualified in its entirety by reference to the full text of the limited partnership agreement of Exchange LP and the Support Agreement, which are available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com.

Distribution Reinvestment Plan

We have a distribution reinvestment plan for holders of our units resident in Canada. We may in the future expand our distribution reinvestment plan to include holders of our units resident in the United States. The Property Partnership also has a distribution reinvestment plan. Holders of our units who are not resident in Canada or the United States may participate in the distribution reinvestment plan provided that there are not any laws or governmental regulations that may limit or prohibit them from doing so. The following is a summary of the principal terms of our company’s distribution reinvestment plan.

Pursuant to the distribution reinvestment plan, holders of our units can elect to have distributions paid on units held by them automatically reinvested in additional units in accordance with the terms of the plan. Distributions to be reinvested in our units under the distribution reinvestment plan are reduced by the amount of any applicable withholding tax.

Distributions due to plan participants are paid to the plan agent for the benefit of the plan participants and, if a plan participant has elected to have his or her distributions automatically reinvested, or applied, on behalf of such plan participant to the purchase of additional units, such purchases will be made from our company on the distribution date at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the NYSE for the five trading days immediately preceding the date the relevant distribution is paid by our company.

As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the price of each unit purchased, the number of units purchased under the distribution reinvestment plan on the distribution payment date and the total number of units, computed to four decimal places, held for the account of the participant under the distribution reinvestment plan (or, in the case of beneficial holders, CDS Clearing and Depository Services Inc., or CDS, will receive such statement on behalf of the beneficial holders participating in the plan). While our company does not issue fractional units, a plan participant’s entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at a price per unit based upon the closing price for our units on the NYSE on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain unit certificates for any number of whole units held for the participant’s account under the plan by notifying the plan agent. Certificates for units acquired under the plan will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring units held for a participant’s account (except for sale of our units through the plan agent), a registered holder must request that his or her units be electronically transferred to his or her brokerage account or a unit certificate be issued. The automatic reinvestment of distributions under the plan will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions are payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs are borne by our company.

Unitholders can terminate their participation in the distribution reinvestment plan by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than five business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such unitholders will be in cash. In addition, unitholders may request that all or part of their units be sold. When our units are sold through the plan agent, a holder will receive the proceeds less a handling charge and any brokerage trading fees. Our company is able to terminate the distribution reinvestment plan, in its sole discretion, upon notice to the plan participants and the plan agent, but such action will have no retroactive effect that would prejudice a participant’s interest. Our company is also able to amend, modify or suspend the distribution reinvestment plan at any time in its sole discretion, provided that our company, through the plan agent, gives notice of any amendment, modification or suspension to the distribution reinvestment plan that in our company’s opinion may materially prejudice participants.

The Property Partnership has a corresponding distribution reinvestment plan in respect of distributions made to our company and to holders of the Redemption-Exchange Units. Our company does not intend to reinvest distributions it receives from the Property Partnership in the Property Partnership’s distribution reinvestment plan except to the extent that holders of our units elect to reinvest distributions pursuant to our distribution reinvestment plan. Brookfield has advised our company that it may from time to time reinvest distributions it receives from us in respect of our units or from the Property Partnership in respect of the Redemption-Exchange Units pursuant to the distribution reinvestment plans of our company or the Property Partnership, as applicable. To the extent Brookfield reinvests distributions it receives on our units, it will receive additional units of our company. To the extent Brookfield elects to reinvest distributions it receives from the Property Partnership pursuant to the Property Partnership’s distribution reinvestment plan, it will receive Redemption-Exchange Units. Such Redemption-Exchange Units received by Brookfield also would become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of our company.

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

The BPY General Partner has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The BPY General Partner has adopted a distribution policy pursuant to which our company intends to make quarterly cash distributions in an initial amount currently anticipated to be approximately $1.00 per unit on an annualized basis. We are targeting an initial pay-out ratio of approximately 80% of FFO. See Item 5.A. “Operating and Financial Review and Prospects — Operating Results” for a discussion of FFO. We will initially pursue a distribution growth rate target in the range of 3% to 5% annually. Our company, the Property Partnership or one or more Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

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

Distributions made by the Property Partnership will be made pro rata with respect to the Property Partnership’s managing general partnership interest owned by us and those limited partnership interests owned by Brookfield. Our company’s ability to make distributions will also be subject to additional risks and uncertainties, including those set forth in this Form 20-F under Item 3.D. “Key Information — Risk Factors” and Item 5. “Operating and Financial Review and Prospects”. In particular, see Item 3.D “Key Information — Risk Factors — We may not be able to make distributions to holders of our units in amounts intended or at all” and “— Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders.” In addition, the BPY General Partner will not be permitted to cause our company to make a distribution if we do not have sufficient cash on hand to make the distribution, if the distribution would render our company insolvent or if, in the opinion of the BPY General Partner, the distribution would leave us with insufficient funds to meet any future or contingent obligations.

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

The income for Canadian federal income tax purposes of our company for a given fiscal year will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to partners with respect to such fiscal year. To such end, any person who was a partner at any time during such fiscal year but who has transferred all of their units before the last day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Tax Act. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our company will be the same source and character as the distributions received by such partner with respect to such fiscal year. The BPY General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of our limited partnership agreement to the extent necessary to avoid an adverse effect on our company’s limited partners, subject to the approval of a committee of the board of directors of the BPY General Partner made up of independent directors.

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

No Limited Partner Approval

Subject to applicable law, the BPY General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

1.	a change in the name of our company, the location of our registered office or our registered agent;

2.	the admission, substitution or withdrawal of partners in accordance with our limited partnership agreement;

3.	a change that the BPY General Partner determines is reasonable and necessary or appropriate for our company to qualify or to continue our company’s qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the BPY General Partner to ensure that our company will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

4.	an amendment that the BPY General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

5.	an amendment that is necessary, in the opinion of our counsel, to prevent our company or the BPY General Partner or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

6.	an amendment that the BPY General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

7.	any amendment expressly permitted in our limited partnership agreement to be made by the BPY General Partner acting alone;

8.	any amendment that the BPY General Partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by our company of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our limited partnership agreement;

9.	a change in our company’s fiscal year and related changes; or

10.	any other amendments substantially similar to any of the matters described in (1) through (9) above.

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

Termination and Dissolution

Our company will terminate upon the earlier to occur of: (i) the date on which all of our company’s assets have been disposed of or otherwise realized by us and the proceeds of such disposals or realizations have been distributed to partners; (ii) the service of notice by the BPY General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of our company; and (iii) at the election of the BPY General Partner, if our company, as determined by the BPY General Partner, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

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

Upon the withdrawal of a general partner, the holders of at least a majority of our units may select a successor to that withdrawing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our company will be dissolved, wound up and liquidated. See “— Termination and Dissolution” above.

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

Transfer of the General Partnership Interest

The BPY General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must: (i) be an affiliate of the general partner of the Property Partnership (or the transfer must be made concurrently with a transfer of the general partnership units of the Property Partnership to an affiliate of the transferee); (ii) agree to assume the rights and duties of the BPY General Partner to whose interest that transferee has succeeded; (iii) agree to assume and be bound by the provisions of our limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of the BPY General Partner may sell or transfer all or part of their shares in the BPY General Partner without the approval of the unitholders.

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

Our limited partnership agreement provides that each person who is entitled to be indemnified by our company (other than the BPY General Partner), as described below under “— Indemnification; Limitation on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by us. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity and any other holding entity established by us (or any of their respective investors), and shall be deemed not to be a breach of the BPY General Partner’s fiduciary duties or any other obligation of any type whatsoever of the BPY General Partner. None of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, any other holding entity established by us or any other person shall have any rights by virtue of our limited partnership agreement or our partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our company as described below under “— Indemnification; Limitation on Liability”.

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

DESCRIPTION OF THE PROPERTY PARTNERSHIP LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of the Property Partnership’s limited partnership agreement and is qualified in its entirety by reference to all of the provisions of such agreement. You are not a limited partner of the Property Partnership and do not have any rights under its limited partnership agreement. However, our company is the managing general partner of the Property Partnership and is responsible for the management and control of the Property Partnership.

We have included a summary of what we believe are the most important provisions of the Property Partnership’s limited partnership agreement because we conduct our operations through the Property Partnership and the Holding Entities and our rights with respect to our partnership interest in the Property Partnership are governed by the terms of the Property Partnership’s limited partnership agreement. Because this description is only a summary of the terms of the agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the Property Partnership’s limited partnership agreement. The agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our unitholders as described under Item 10.C. “Additional Information — Material Contracts” and Item 10.H. “Documents on Display”.

Formation and Duration

The Property Partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. The Property Partnership has a perpetual existence and will continue as a limited liability partnership unless our partnership is terminated or dissolved in accordance with its limited partnership agreement.

Management

As required by law, the Property Partnership’s limited partnership agreement provides for the management and control of the Property Partnership by its managing general partner, our company.

Nature and Purpose

Under its limited partnership agreement, the purpose of the Property Partnership is to: acquire and hold interests in the Holding Entities and, subject to the approval of our company, any other entity; engage in any activity related to the capitalization and financing of the Property Partnership’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by our company and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our limited partnership agreement.

Units

In connection with the spin-off, Class A limited partnership units of the Property Partnership were issued to our company, the Redemption-Exchange Units were issued to certain wholly-owned subsidiaries of Brookfield Asset Management and the general partnership interests were issued to Property Special LP (formerly known as Brookfield Property GP L.P.). On August 8, 2013, we effected a restructuring pursuant to which: (i) all of the Class A limited partnership units of the Property Partnership were reclassified as managing general partnership interests in the Property Partnership, or Managing General Partner Units; and (ii) all of the general partnership interests in the Property Partnership were reclassified as special limited partnership interests in the Property Partnership, or the Special Limited Partner Units.

As of the date hereof, the Property Partnership has three classes of units: Redemption-Exchange Units, Special Limited Partner Units and Managing General Partner Units. Holders of any class of Property Partnership units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Property Partnership’s limited partnership agreement or upon the dissolution of the Property Partnership as described below under “— Dissolution” or as otherwise required by applicable law. Holders of the Property Partnership’s units are not entitled to vote on matters relating to the Property Partnership except as described below under “— No Management or Control; No Voting”. Except to the extent expressly provided in the Property Partnership’s limited partnership agreement, a holder of Property Partnership units will not have priority over any other holder of Property Partnership units, either as to the return of capital contributions or as to profits, losses or distributions. The Property Partnership’s limited partnership agreement does not contain any restrictions on ownership of the Property Partnership units. The units of the Property Partnership have no par or other stated value.

All of the outstanding Redemption-Exchange Units and Special Limited Partner Units are held by certain wholly-owned subsidiaries of Brookfield Asset Management and all of the outstanding Managing General Partner Units are held by our company.

Issuance of Additional Partnership Interests

The Property Partnership may issue additional partnership interests (including Managing General Partner Units, Special Limited Partner Units and Redemption-Exchange Units as well as new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as our company may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by our company in its sole discretion, all without the approval of our limited partners.

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

After presentation for redemption, it will receive, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for units of our company, either (a) cash in an amount equal to the market value of one of our units (as determined by reference to the five day volume weighted average of the trading price of our units on the principal stock exchange for our units based on trading volumes) multiplied by the number of units to be redeemed or (b) such other amount of cash as may be agreed by such holder and the Property Partnership. Upon its receipt of the redemption notice, our company will have a right to elect, at its sole discretion, to acquire all (but not less than all) Redemption-Exchange Units presented to the Property Partnership for redemption in exchange for units of our company on a one for one basis. Upon a redemption, the holder’s right to receive distributions with respect to the Redemption-Exchange Units so redeemed will cease.

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

Brookfield’s aggregate limited partnership interest in our company is currently approximately 72% as of the date of this Form 20-F if it exercised its redemption right in full and our company exercised its right to acquire such interests in exchange for units of our company on the Redemption-Exchange Units redeemed.

Distributions

Distributions by the Property Partnership will be made in the sole discretion of our company. However, our company will not be permitted to cause the Property Partnership to make a distribution if the Property Partnership does not have sufficient cash on hand to make the distribution, the distribution would render the Property Partnership insolvent or if, in the opinion of our company, the distribution would or might leave the Property Partnership with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, the Property Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

Except as set forth below, prior to the dissolution of the Property Partnership, distributions of available cash (if any), including cash that has been borrowed for such purpose, in any given quarter will be made by the Property Partnership as follows, referred to as the Regular Distribution Waterfall:

•	first, 100% of any available cash to our company until our company has been distributed an amount equal to our expenses and outlays for the quarter properly incurred;

•	second, to the extent distributions in respect of Redemption-Exchange Units have accrued in previous quarters (as described in the next paragraph), 100% to all the holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to the fourth and fifth provision below, as applicable) of all amounts that have been accrued in previous quarters and not yet recovered to the holders of Redemption-Exchange Units;

•	third, an equity enhancement distribution of 100% of any available cash then remaining to Property Special LP until an amount equal to 0.3125% of the amount by which our company’s total capitalization value exceeds the total capitalization value of our company determined immediately following the spin-off has been distributed to Property Special LP, provided that for any quarter in which our company determines that there is insufficient cash to pay this equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units. This distribution for any quarter will be reduced by an amount equal to (i) fees in excess of the base management fee of $12.5 million (plus the amount of any annual escalation by the specified inflation factor) that are payable under our Master Services Agreement in such quarter plus (ii) the proportion of each cash payment in relation to such quarter made by an Operating Entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to this equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such Operating Entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such Operating Entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (ii) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed. The total capitalization value of our company will be equal to the aggregate of the value of all of our outstanding units and the securities of other Service Recipients that are not held by our company, the Property Partnership, the Holding Entities, the operating entities or any other direct or indirect subsidiary of a Holding Entity, plus all outstanding third party debt (including, generally, debt owed to Brookfield but not amounts owed under the Brookfield revolving credit facility that was in place at closing of the spin-off) with recourse against our company, the Property Partnership or a Holding Entity, less all cash held by such entities;

•	fourth, 100% of any available cash then remaining to the owners of the Property Partnership’s partnership interests, pro rata to their percentage interests, until an amount equal to the First Distribution Threshold, scheduled to be $0.275 per unit, has been distributed in respect of each partnership interest of the Property Partnership during such quarter;

•	fifth, 85% of any available cash then remaining to the owners of the Property Partnership’s partnership interests, pro rata to their percentage interests, and an incentive distribution of 15% to Property Special LP, until an amount equal to the Second Distribution Threshold, scheduled to be $0.30 per unit, has been distributed in respect of each partnership interest of the Property Partnership during such quarter; and

•	thereafter, 75% of any available cash then remaining to the owners of the Property Partnership’s partnership interests, pro rata to their percentage interests, and an incentive distribution of 25% to Property Special LP.

To date, no equity enhancement or incentive distributions have been made to Property Special LP. Set forth below is an example of how the equity enhancement and incentive distributions to be made to Property Special LP are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of our company’s expectations.1

		Quarterly		Annualized
Equity Enhancement Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Initial capitalization(1)
Market value of our company’s units per unit		$21.914		$21.914
Our company’s units	80.2
Redemption-Exchange Units held by Brookfield(2)	386.1
Total units	466.3
Total market value			$10,218.8		$10,188.8

Preferred shares of holding entities held by Brookfield			1,275.0		1,275.0
Recourse debt, net of cash			(25.0)		(25.0)
Total capitalization			$11,468.8		$11,468.8

Capitalization at illustrative quarter end(3)
Market value of our company’s units per unit		$20.00		$20.00
Our company’s units	107.4
Redemption-Exchange Units held by Brookfield(2)	432.6
Total units	540.1
Total market value			$10,801.4		$10,801.4
Preferred shares of holding entities held by Brookfield			1,275.0		1,275.0
Recourse debt, net of cash			486.7		486.7
Total capitalization			$12,563.1		$12,563.1
Increase in total capitalization			$1,094.3		$1,094.3

Days in quarter / year			90		365
Fraction of quarter / year(4)			100.00%		100.00%
Equity enhancement distribution fee rate			0.3125%		1.25%
Gross equity enhancement distribution to Property Special LP			$3.4		$13.7
Fee offsets(5)			(3.4)		(13.7)
Net equity			-		-

Notes:

(1)	For purposes of calculating the equity enhancement distribution at each quarter end, the initial total capitalization against which the quarter end total capitalization is measured will always be our company’s total capitalization immediately following the spin-off. For purposes of calculating the initial total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (NYSE) for the 30 trading days commencing on April 15, 2013, the date of the spin off; provided that if a security is not traded on a stock exchange, the fair market value of such security is determined by the BPY General Partner.

(2)	Includes (a) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for our company’s units in accordance with the Redemption-Exchange Mechanism and (b) a special limited partnership interest in the Property Partnership held by Property Special LP. For purposes of calculating total capitalization, the value of these securities is assumed to be equal to the value of our company’s units.

(3)	Based on the number of units and Redemption-Exchange Units as of December 31, 2013. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (NYSE) for the preceding five trading days; provided that if a security is not traded on a stock exchange, the fair market value of such security is determined by the BPY General Partner. For illustrative purposes only, the example above assumes a value of $20.00 per unit and Redemption-Exchange Unit.

(4)	The example above assumes a full illustrative quarter and a full illustrative year. The equity enhancement distribution fee will be pro-rated for any partial payment period.

(5)	The equity enhancement distribution for any quarter will be reduced by an amount equal to (i) fees in excess of the base management fee of $12.5 million (plus the amount of any annual escalation by the specified inflation factor) that are payable under the Master Services Agreement in such quarter plus (ii) the proportion of each cash payment in relation to such quarter made by an operating entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to the equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such operating entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such operating entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (ii) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed. For any quarter in which our company determines that there is insufficient cash to pay the equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units.

		Quarterly		Annualized
Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.250		$1.000
First distribution threshold		$0.275		$1.100
Total units of Property Partnership(1)	540.1
Total first distribution			$135.0		$540.1
Distribution in excess of first distribution threshold		$—		$—
Total units of Property Partnership(1)	540.1
Second distribution to all partners			$—		$—
15% incentive distribution to Property Special LP			—		—
Total second distribution			$—		$—
Distribution in excess of second distribution threshold		$—		$—
Total units of Property Partnership(1)	540.1
Third distribution to all partners			$—		$—
25% incentive distribution to Property Special LP			—		—
Total third distribution			$—		$—
Total distributions to partners of the Property Partnership (including incentive distributions)			$135.0		$540.1
Total incentive distributions to Property Special LP			$—		$—

Notes:

(1)	Based on the number of units on December 31, 2013. Includes (a) managing general partnership interests in the Property Partnership held by our company, (b) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for the company’s units in accordance with the Redemption-Exchange Mechanism and (c) a special limited partnership interest in the Property Partnership held by Property Special LP.

The table below quantifies, on a quarterly and annualized basis, all management fees and equity enhancement and incentive distributions that would be earned based on the equity enhancement and incentive distribution examples set forth above. Other than the fixed base management fee, the table below is for illustrative purposes only and is not indicative of our company’s expectations.

	Quarterly	Annualized
Total Amounts for Illustrative Quarter	$m	$m
Fixed base management fee[1]	$12.5	$50.0
Equity enhancement distribution	—	—
Incentive distribution	—	—
Total amounts	$12.5	$50.0

Notes:

(1)	Pursuant to the Master Services Agreement, we pay the Service Providers a fixed base management fee equal to $12.5 million per quarter (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014). For any quarter in which the BPY General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, we may elect to pay all or a portion of the base management fee in our units or in limited partnership units of the Property Partnership, subject to certain conditions.

If, prior to the dissolution of the Property Partnership, available cash in any quarter is not sufficient to pay a distribution to the owners of all Property Partnership interests, pro rata to their percentage interest, then our company may elect to pay the distribution at the then current level first to our company, in respect of the Managing General Partner Units of the Property Partnership held by our company, and then to the holders of the Redemption-Exchange Units to the extent practicable, and shall accrue any such deficiency for payment from available cash in future quarters as described above.

If, prior to the dissolution of the Property Partnership, available cash is deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Property Partnership’s assets, and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Property Partnership in proportion to the unrecovered capital attributable to the Property Partnership interests held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Property Partnership (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

Upon the occurrence of an event resulting in the dissolution of the Property Partnership, all cash and property of the Property Partnership in excess of that required to discharge the Property Partnership’s liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital, (ii) the aggregate amount of distributions previously deferred in respect of the Redemption-Exchange Units and not previously recovered and (iii) all other cash and/or property will be distributed in the manner set forth below:

•	first, 100% to our company until our company has received an amount equal to the excess of: (i) the amount of our outlays and expenses incurred during the term of the Property Partnership; over (ii) the aggregate amount of distributions received by our company pursuant to the first tier of the Regular Distribution Waterfall during the term of the Property Partnership;

•	second, 100% to Property Special LP until Property Special LP has received an amount equal to the fair market value of the equity enhancement distribution entitlement, as determined by a qualified independent valuator in accordance with the Property Partnership’s limited partnership agreement, provided that such amount may not exceed 2.5 times the aggregate equity enhancement distribution payments made to Property Special LP during the immediately prior 24 months;

•	third, 100% to the partners of the Property Partnership, in proportion to their respective amounts of unrecovered capital in the Property Partnership;

•	fourth, 100% to the owners of the Property Partnership’s partnership interests, pro rata to their percentage interests, until an amount has been distributed in respect of each partnership interest of the Property Partnership equal to the excess of: (i) the First Distribution Threshold for each quarter during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); over (ii) the aggregate amount of distributions made in respect of a partnership interest of Property Partnership pursuant to the third tier of the Regular Distribution Waterfall during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership);

•	fifth, 85% to the owners of the Property Partnership’s partnership interests, pro rata to their percentage interests, and 15% to Property Special LP, until an amount has been distributed in respect of each partnership interest of the Property Partnership equal to the excess of: (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); over (ii) the aggregate amount of distributions made in respect of a partnership interest of the Property Partnership pursuant to the fourth tier of the Regular Distribution Waterfall during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); and

•	thereafter, 75% to the owners of the Property Partnership’s partnership interests, pro rata to their percentage interests, and 25% to Property Special LP.

Each partner’s percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and reflects the issuance of additional partnership interests of the Property Partnership. In addition, the unreturned capital attributable to each of our partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of the Property Partnership so as to ensure the uniformity of the economic rights and entitlements of: (i) the previously outstanding Property Partnership’s partnership interests; and (ii) the subsequently-issued Property Partnership’s partnership interests.

The limited partnership agreement of the Property Partnership provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to Property Special LP in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.

Property Special LP may elect, at its sole discretion, to reinvest equity enhancement distributions and incentive distributions in Redemption-Exchange Units.

No Management or Control; No Voting

The Property Partnership’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Property Partnership and do not have any right or authority to act for or to bind the Property Partnership or to take part or interfere in the conduct or management of the Property Partnership. Limited partners are not entitled to vote on matters relating to the Property Partnership, although holders of units are entitled to consent to certain matters as described below under “— Amendment of the Property Partnership Limited Partnership Agreement”, “— Opinion of Counsel and Limited Partner Approval”, and “— Withdrawal of the Managing General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units of the Property Partnership specified below. For purposes of any approval required from holders of the Property Partnership’s units, if holders of Redemption-Exchange Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total voting power of all units of the Property Partnership then issued and outstanding. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.

Meetings

Our company may call special meetings of the limited partners at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners owning 50% or more of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, our partnership interests outstanding do not include partnership interests owned by our company or Brookfield. Only holders of record on the date set by our company (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Amendment of the Property Partnership Limited Partnership Agreement

Amendments to the Property Partnership’s limited partnership agreement may be proposed only by or with the consent of our company. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, our company must seek approval of a majority of the Property Partnership’s outstanding units required to approve the amendment, either by way of a meeting of the limited partners to consider and vote upon the proposed amendment or by written approval. For this purpose, the Redemption-Exchange Units will not constitute a separate class and will vote together with the other outstanding limited partnership units of the Property Partnership.

For purposes of any approval required from holders of the Property Partnership’s units, if holders of Redemption-Exchange Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total voting power of all units of the Property Partnership then issued and outstanding.

Prohibited Amendments

No amendment may be made that would:

1.	enlarge the obligations of any limited partner of the Property Partnership without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

2.	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Property Partnership to Property Special LP or any of its affiliates without the consent of Property Special LP which may be given or withheld in its sole discretion.

The provision of the Property Partnership’s limited partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding limited partnership units of the Property Partnership.

No Limited Partner Approval

Subject to applicable law, our company may generally make amendments to the Property Partnership’s limited partnership agreement without the approval of any limited partner to reflect:

1.	a change in the name of the Property Partnership, the location of the Property Partnership’s registered office or the Property Partnership’s registered agent;

2.	the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement of the Property Partnership;

3.	a change that our company determines is reasonable and necessary or appropriate for the Property Partnership to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of our company to ensure that the Property Partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

4.	an amendment that our company determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

5.	an amendment that is necessary, in the opinion of counsel, to prevent the Property Partnership or our company or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

6.	an amendment that our company determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership interests;

7.	any amendment expressly permitted in the Property Partnership’s limited partnership agreement to be made by our company acting alone;

8.	any amendment that our company determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by the Property Partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Property Partnership’s limited partnership agreement;

9.	a change in the Property Partnership’s fiscal year and related changes;

10.	any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of our company, is necessary or appropriate to: (i) comply with the requirements of applicable law; (ii) reflect the partners’ interests in the Property Partnership; or (iii) consistently reflect the distributions made by the Property Partnership to the partners pursuant to the terms of the limited partnership agreement of the Property Partnership;

11.	any amendment that our company determines in its sole discretion to be necessary or appropriate to address any statute, rule, regulation, notice, or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of our company in the profits of the Property Partnership; or

12.	any other amendments substantially similar to any of the matters described in (1) through (11) above.

In addition, our company may make amendments to the Property Partnership’s limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of our company:

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

3.	are necessary or appropriate for any action taken by our company relating to splits or combinations of units under the provisions of the Property Partnership’s limited partnership agreement; or

4.	are required to effect the intent expressed in the final registration statement and prospectus of our company filed in connection with the spin-off or the intent of the provisions of the Property Partnership’s limited partnership agreement or are otherwise contemplated by the Property Partnership’s limited partnership agreement.

Opinion of Counsel and Limited Partner Approval

Our company will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— No Limited Partner Approval” should occur. Any other amendment to the Property Partnership’s limited partnership agreement will only become effective either with the approval of at least 90% of the Property Partnership’s units or if an opinion of counsel is obtained to effect that the amendment will not (i) cause the Property Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our company has not made the election described below under “— Election to be Treated as a Corporation”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of the Property Partnership’s limited partners.

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

Sale or Other Disposition of Assets

The Property Partnership’s limited partnership agreement generally prohibits our company, without the prior approval of the holders of a majority of the units of the Property Partnership, from causing the Property Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of the Property Partnership’s assets in a single transaction or a series of related transactions, including by approving on the Property Partnership’s behalf the sale, exchange or other disposition of all or substantially all of the assets of the Property Partnership’s subsidiaries. However, our company, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Property Partnership’s assets (including for the benefit of persons who are not the Property Partnership or the Property Partnership’s subsidiaries) without that approval. Our company may also sell all or substantially all of the Property Partnership’s assets under any forced sale of any or all of the Property Partnership’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

Election to be Treated as a Corporation

If our company determines that it is no longer in the Property Partnership’s best interests to continue as a partnership for U.S. federal income tax purposes, our company may elect to treat the Property Partnership as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

The Property Partnership will dissolve and its affairs will be wound up upon the earlier to occur of: (i) the service of notice by our company, with the approval of a majority of the members of the independent directors of the BPY General Partner, that in the opinion of our company the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Property Partnership; (ii) the election of our company if the Property Partnership, as determined by our company, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that our company withdraws from the Property Partnership (unless a successor entity becomes the managing general partner of the Property Partnership as described below under “— Withdrawal of the Managing General Partner”); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Property Partnership or an order to wind-up or liquidate our company without the appointment of a successor in compliance with the provisions of the Property Partnership’s limited partnership agreement that are described below under “— Withdrawal of the Managing General Partner”; and (v) the date on which our company decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Property Partnership’s assets in a single transaction or series of transactions.

The Property Partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to the Property Partnership has not been filed with the Bermuda Monetary Authority), a successor managing general partner executes a transfer deed pursuant to which the new managing general partner assumes the rights and undertakes the obligations of the original managing general partner, but only if the Property Partnership receives an opinion of counsel that the admission of the new managing general partner will not result in the loss of limited liability of any limited partner of the Property Partnership.

Withdrawal of the Managing General Partner

Our company may withdraw as managing general partner without first obtaining approval of unitholders by giving written notice, and that withdrawal will not constitute a violation of the limited partnership agreement.

Upon the withdrawal of our company, the holders of at least a majority of outstanding units may select a successor to that withdrawing managing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, the Property Partnership will be dissolved, wound up and liquidated. See “— Dissolution” above.

Our company may not be removed as managing general partner by the partners of the Property Partnership.

In the event of the withdrawal of a managing general partner as a result of certain events relating to the bankruptcy, insolvency or dissolution of that managing general partner, which withdrawal will violate the Property Partnership’s limited partnership agreement, a successor managing general partner will have the option to purchase the Managing General Partner Units of the departing managing general partner for a cash payment equal to its fair market value. Under all other circumstances where a managing general partner withdraws, the departing managing general partner will have the option to require the successor managing general partner to purchase the Managing General Partner Units of the departing managing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing managing general partner and the successor managing general partner. If no agreement is reached within 30 days of the managing general partner’s departure, an independent investment banking firm or other independent expert selected by the departing managing general partner and the successor managing general partner will determine the fair market value. If the departing managing general partner and the successor managing general partner cannot agree upon an expert within 45 days of the managing general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing managing general partner or the successor managing general partner, the departing managing general partner’s Managing General Partner Units will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the Managing General Partner Units

Our company may transfer all or any part of its Managing General Partner Units without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must: (i) be an affiliate of the BPY General Partner (or the transfer must be made concurrently with a transfer of the general partnership units of our company to an affiliate of the transferee); (ii) agree to assume the rights and duties of the managing general partner to whose interest that transferee has succeeded; (iii) agree to assume the provisions of the Property Partnership’s limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the Managing General Partner Units is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the BPY General Partner may transfer all or any part of its general partnership interests in our company without the approval of our unitholders as described under Item 10.B. “Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement — Transfer of the General Partnership Interest”.

Transactions with Interested Parties

Our company, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as “interested parties”, may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of the Property Partnership with the same rights they would have if our company and the BPY General Partner were not a party to the limited partnership agreement of the Property Partnership. An interested party will not be liable to account either to other interested parties or to the Property Partnership, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

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

Outside Activities of the Managing General Partner

In accordance with our limited partnership agreement, our company is authorized to: (i) acquire and hold interests in the Property Partnership and, subject to the approval of the BPY General Partner, interests in any other entity; (ii) engage in any activity related to the capitalization and financing of our company’s interests in the Property Partnership and such other entities; (iii) serve as the managing general partner of the Property Partnership and execute and deliver, and perform the functions of a managing general partner specified in, the limited partnership agreement of the Property Partnership; and (iv) engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BPY General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our limited partnership agreement.

The Property Partnership’s limited partnership agreement provides that each person who is entitled to be indemnified by the Property Partnership, as described below under “— Indemnification; Limitations on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, or any other holding entity established by the Property Partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of the Property Partnership’s limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, and any other holding entity established by the Property Partnership (or any of their respective investors), and shall be deemed not to be a breach of our company’s fiduciary duties or any other obligation of any type whatsoever of our company. None of the BPY General Partner, our company, the Property Partnership, any Holding Entity, operating entity, any other holding entity established by the Property Partnership or any other person shall have any rights by virtue of the Property Partnership’s limited partnership agreement or our partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Property Partnership as described below under “— Indemnification; Limitations on Liability”.

Our company and the other indemnified persons described in the preceding paragraph do not have any obligation under the Property Partnership’s limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to the Property Partnership, the limited partners of the Property Partnership, any Holding Entity, operating entity, or any other holding entity established by the Property Partnership. These provisions do not affect any obligation of such indemnified person to present business or investment opportunities to our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by the Property Partnership pursuant to the Relationship Agreement or any separate written agreement between such persons.

Accounts, Reports and Other Information

Under the Property Partnership’s limited partnership agreement, our company is required to prepare financial statements in accordance with IFRS or such other appropriate accounting principles as determined from time to time by our company, in its sole discretion.

Our company is also required to use commercially reasonable efforts to prepare and send to the limited partners of the Property Partnership on an annual basis a Schedule K-1 (or equivalent). Our company will also, where reasonably possible, prepare and send information required by the non-U.S. limited partners of the Property Partnership for U.S. federal income tax reporting purposes.

Indemnification; Limitations on Liability

Under the Property Partnership’s limited partnership agreement, it is required to indemnify to the fullest extent permitted by law the BPY General Partner, our company and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a governing body of the Property Partnership, a Holding Entity, operating entity or any other holding entity established by our company and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Property Partnership’s limited partnership agreement: (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Property Partnership’s limited partnership agreement requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Governing Law

The Property Partnership’s limited partnership agreement is governed by and will be construed in accordance with the laws of Bermuda.

10.C.	MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by us since our formation:

1.	Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP described under “Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement”;

2.	Credit Agreement, dated March 18, 2014, by and among Brookfield Property Split Corp., Brookfield Office Properties Exchange LP, Brookfield Property Partners L.P., Brookfield Property L.P., and the other borrowers and lenders thereto described under Item 8.B. “Significant Changes”;

3.	Amended and Restated Master Purchase Agreement described under Item 4.A. “Information on the Company — History and Development of the Company”;

4.	Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Our Master Services Agreement”;

5.	Relationship Agreement by and among Brookfield Asset Management, our company and the Service Providers and others described under Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Relationship Agreement”;

6.	Registration Rights Agreement between our company and Brookfield Asset Management described under the heading Item 7.B. “Major Shareholders and Related Party Transactions — Related Party Transactions — Relationship with Brookfield — Registration Rights Agreement”;

7.	Acknowledgement of Termination of Voting Agreement by and among Brookfield Asset Management, Brookfield Property General Partner Limited and our company dated August 8, 2013.

8.	Second Amended and Restated Limited Partnership Agreement of our partnership described under Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of Our Units and Our Limited Partnership Agreement”; and

9.	Second Amended and Restated Limited Partnership Agreement of the Property Partnership described under Item 10.B. “Additional Information — Memorandum and Articles of Association — Description of the Property Partnership Limited Partnership Agreement”.

Copies of the agreements noted above are available, free of charge, from the BPY General Partner and are available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

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

U.S. Tax Considerations

This summary discusses certain material U.S. federal income tax considerations to unitholders relating to the holding and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder, or the U.S. Treasury Regulations, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own 5% or more of our units (whether directly, indirectly, or by attribution, and including for this purpose any interest that is convertible into our units), dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. Dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.

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

If a partnership holds our units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of our partnership. Partners of partnerships that hold our units should consult their own tax advisers.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state and local income tax consequences particular to your ownership and disposition of our units, as well as any consequences under the laws of any other taxing jurisdiction.

Partnership Status of Our Company and the Property Partnership

Each of our company and the Property Partnership has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of our partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. Our company is publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) our partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

The BPY General Partner intends to manage the affairs of our company and the Property Partnership so that our company will meet the Qualifying Income Exception in each taxable year. Accordingly, the BPY General Partner believes that our company will be treated as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes.

If our company fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, or if our company is required to register under the Investment Company Act, our company will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which our company fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to our unitholders in liquidation. This deemed contribution and liquidation generally would be tax-free to a U.S. Holder, unless our company were to have liabilities in excess of the tax basis of its assets at such time. Thereafter, our company would be treated as a corporation for U.S. federal income tax purposes.

If our company were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our company’s items of income, gain, loss, deduction, or credit would be reflected only on our company’s tax return rather than being passed through to our unitholders, and our company would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our company might be classified as a PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our company’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, interest and certain other passive income received by our company with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our company (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income).

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

It remains unclear whether any legislation related to such revenue proposals or similar to the legislation described above will be proposed or enacted by the U.S. Congress and, if enacted, whether such legislation would affect an investment in our company. You should consult your own tax adviser as to the potential effect of any proposed or future legislation on an investment in our company.

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

With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our company and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see “—Medicare Tax” below). U.S. Holders that are corporations generally will not be entitled to a “dividends received deduction” in respect of dividends paid by non-U.S. corporations in which our company (through the Property Partnership) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.

For U.S. federal income tax purposes, your allocable share of our company’s items of income, gain, loss, deduction, or credit will be governed by our limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in our company. Similarly, our company’s allocable share of items of income, gain, loss, deduction, or credit of the Property Partnership will be governed by the limited partnership agreement of the Property Partnership if such allocations have “substantial economic effect” or are determined to be in accordance with our company’s interest in the Property Partnership. The BPY General Partner believes that, for U.S. federal income tax purposes, such allocations should be given effect, and the BPY General Partner intends to prepare and file tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either our company’s limited partnership agreement or the limited partnership agreement of the Property Partnership, then the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

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

Limits on Deductions for Losses and Expenses. Your deduction of your allocable share of our company’s losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our company’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our company’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our company, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our company’s income and gain and decrease by distributions you receive from our company and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. You should consult your own tax adviser as to the effects of the at-risk rules.

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

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates. Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer’s adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual’s adjusted gross income over the threshold amount and (ii) 80% of the amount of the individual’s itemized deductions. The operating expenses of our company, including our company’s allocable share of the base management fee or any other management fees, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Accordingly, if you are a non-corporate U.S. Holder, you should consult your own tax adviser regarding the application of these limitations.

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

U.S. Holders who acquire our units at different times and intend to sell all or a portion of our units within a year of the most recent purchase should consult their own tax advisers regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Medicare Tax

U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally is expected to include your allocable share of our income, as well as gain realized by you from a sale of our units. Under recently promulgated U.S. Treasury Regulations, special rules relating to the 3.8% Medicare tax may apply to dividends and gain, if any, derived by a U.S. Holder with respect to an investment through our company in a PFIC. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. U.S. Holders should consult their own tax advisers regarding the implications of the 3.8% Medicare tax for the ownership and disposition of our units.

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

Section 754 Election

Our company and the Property Partnership have each made the election permitted by Section 754 of the U.S. Internal Revenue Code, or the Section 754 Election. The Section 754 Election cannot be revoked without the consent of the IRS. The Section 754 Election generally requires our company to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases units directly from us. For purposes of this discussion, a transferee’s inside basis in our company’s assets will be considered to have two components: (i) the transferee’s share of our company’s tax basis in our company’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Property Partnership.

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

The calculations involved in the Section 754 Election are complex, and the BPY General Partner advises that it will make such calculations on the basis of assumptions as to the value of our assets and other matters. U.S. Holders should consult their own tax advisers as to the effects of the Section 754 Election.

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

Foreign Currency Gain or Loss

Our company’s functional currency is the U.S. Dollar, and our company’s income or loss is calculated in U.S. Dollars. It is likely that our company will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. Dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. You should consult your own tax adviser regarding the tax treatment of foreign currency gain or loss.

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

If you were to make an election to treat your share of our company’s interest in a PFIC as a “qualified electing fund”, such election a “QEF election”, for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our company or to you. A QEF election must be made by you on an entity-by-entity basis. To make a QEF election, you must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by our company) and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably practicable, we intend to timely provide you with the information necessary to make a QEF election with respect to any entity that the BPY General Partner believes is a PFIC with respect to you. Any such election should be made for the first year our company holds an interest in such entity or for the first year in which you hold our units, if later.

Once you have made a QEF election for an entity, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional units acquired after the QEF election is made (such as units acquired under the distribution reinvestment plan, if available). If you were to make a QEF election after the first year that you were treated as holding an interest in a PFIC, the adverse tax consequences relating to PFIC stock would continue to apply with respect to the pre-QEF election period, unless you were to make a “purging election”. The purging election would create a deemed sale of your previously held share of our company’s interests in a PFIC. The gain recognized by the purging election would be subject to the special tax and interest charge rules, which treat the gain as an excess distribution, as described above. As a result of the purging election, you would have a new basis and holding period in your share of our company’s interests in the PFIC. You should consult your own tax adviser as to the manner in which such direct inclusions could affect your allocable share of our company’s income and your tax basis in our units and the advisability of making a QEF election or a purging election.

Recently promulgated U.S. Treasury Regulations contain special rules for applying the 3.8% Medicare tax (as described above under “— Medicare Tax”) to non-corporate U.S. Holders making QEF Elections. Although the special rules apply to taxable years beginning on or after January 1, 2014, you are permitted to rely on the special rules for taxable years beginning on or after January 1, 2013. Under the special rules, if you are a non-corporate U.S. Holder that has made a QEF Election with respect to our company’s interest in a PFIC, then you are permitted to make a special election to treat your share of the ordinary earnings and net capital gains of the PFIC as net investment income for purposes of the 3.8% Medicare tax. If you do not make this special election, then your share of PFIC distributions generally will be treated as net investment income for purposes of the 3.8% Medicare tax (to the extent such distributions are made out of the earnings and profits of the PFIC, are not treated as dividends under the QEF rules, and are attributable to ordinary earnings and net capital gains included in income under the QEF rules in taxable years beginning on or after January 1, 2013). In addition, if you do not make the special election, you may be required to calculate your basis in our units for purposes of the 3.8% Medicare tax in a manner that differs from the calculation of your basis in our units for U.S. federal income tax purposes generally. You should consult your own tax adviser regarding the implications of the special election, as well as the other implications of the 3.8% Medicare tax and the recently promulgated U.S. Treasury Regulations for your ownership and disposition of our units.

In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. The BPY General Partner currently believes it is possible that one or more of our existing or future operating entities will qualify as PFICs that are publicly traded. However, there can be no assurance that a mark-to-market election will be available for any such entity. You should consult your own tax adviser regarding the availability of the mark-to-market election with respect to any PFIC in which you are treated as owning an interest through our company.

Based on our organizational structure, as well as our company’s expected income and assets, the BPY General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as PFICs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as PFICs. In addition, in order to ensure that we satisfy the Qualifying Income Exception, we may decide to hold an existing or future operating entity through a Holding Entity that would be classified as a PFIC. See “—Investment Structure” below.

Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. You should consult your own tax adviser regarding the PFIC rules, including the potential effect of this legislation on your filing requirements and the advisability of making a QEF election, a special election under the recently promulgated U.S. Treasury Regulations relating to the 3.8% Medicare tax, or, if applicable, a mark-to-market election with respect to any PFIC in which you are treated as owning an interest through our company.

Investment Structure

To ensure that our company meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in its limited partnership agreement, we may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investments will be structured as determined in the sole discretion of the BPY General Partner generally to be efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all our unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate level tax, whether the corporation were a U.S. or a non-U.S. corporation.

U.S. Withholding Taxes

Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of determining whether U.S. withholding applies to payments made by our company to some or all of our unitholders. In such a case, payments made by our company to U.S. Holders might be subject to U.S. “backup” withholding at the applicable rate or other U.S. withholding taxes. You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See below “Administrative Matters—Certain Effects of a Transfer of Units”. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

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

U.S. Federal Estate Tax Consequences

If our units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with respect to our units.

Certain Reporting Requirements

A U.S. Holder who invests more than $100,000 in our company may be required to file IRS Form 8865 reporting the investment with such U.S. Holder’s U.S. federal income tax return for the year that includes the date of the investment. You may be subject to substantial penalties if you fail to comply with this and other information reporting requirements with respect to an investment in our units. You should consult your own tax adviser regarding such reporting requirements.

U.S. Taxation of Tax-Exempt U.S. Holders of Our Units

Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization’s UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. The BPY General Partner currently believes that our company should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by our company will be held through entities that are treated as corporations for U.S. federal income tax purposes.

The exclusion from UBTI does not apply to income from “debt-financed property”, which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by our company or by the Property Partnership to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by our company or by the Property Partnership to acquire property but were instead used to fund distributions to our unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside our company, the IRS might assert that such investment constitutes debt-financed property to such unitholder with the consequences noted above. The BPY General Partner does not expect our company or the Property Partnership to directly incur debt to acquire property, and the BPY General Partner does not believe that our company or the Property Partnership will generate UBTI attributable to debt-financed property in the future. Moreover, the BPY General Partner intends to use commercially reasonable efforts to structure the activities of our company and the Property Partnership, respectively, to avoid generating UBTI. However, neither our company nor the Property Partnership is prohibited from incurring indebtedness, and no assurance can be provided that neither our company nor the Property Partnership will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult their own tax advisers regarding the tax consequences of an investment in our units.

Consequences to Non-U.S. Holders

Based on our organizational structure, as well as our company’s expected income and assets, the BPY General Partner currently believes that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “U.S. real property interest”, as defined in the U.S. Internal Revenue Code. If, as anticipated, our company is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning our units and generally will not be subject to U.S. federal income tax on its allocable share of our company’s interest and dividends from non-U.S.-sources or gain from the sale or other disposition of securities or real property located outside of the United States.

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

In general, even if our company is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our company as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See “—Administrative Matters—Certain Effects of a Transfer of Units” below. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

Special rules may apply in the case of a Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our company in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.

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

Income or gain from investments held by our company may be subject to withholding or other taxes in jurisdictions outside the United States, except to the extent an income tax treaty applies. If you wish to claim the benefit of an applicable income tax treaty, you might be required to submit information to one or more of our company, an intermediary, or a tax authority in such jurisdiction. You should consult your own tax adviser regarding the U.S. federal, state, local, and non-U.S. tax consequences of an investment in our company.

Administrative Matters

Tax Matters Partner

The BPY General Partner acts as our company’s “tax matters partner”. As the tax matters partner, the BPY General Partner has the authority, subject to certain restrictions, to act on behalf of our company in connection with any administrative or judicial review of our company’s items of income, gain, loss, deduction, or credit.

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

You should consult your own tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of our units.

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

Foreign Account Tax Compliance

FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income (such as interest, dividends, and other passive income) and gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The withholding tax applies to withholdable payments made on or after July 1, 2014 (or January 1, 2017 in the case of gross proceeds and “foreign passthru payments” attributable to withholdable payments). The BPY General Partner intends to ensure that our company complies with FATCA, including by entering into an agreement with the IRS if necessary, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our company, the Property Partnership, the Holding Entities, or the operating entities.

If our organizational structure or the manner in which we hold our investments is modified in the future, including for the purpose of facilitating future acquisitions, then unitholders may be required to properly certify their FATCA status (generally on IRS Form W-8 or IRS Form W-9, as applicable) and satisfy any other applicable requirements under FATCA to ensure that the 30% withholding tax does not apply to their allocable share of any such payments made by our company. In addition, special rules may apply to unitholders who own our units directly and not through a broker. Such unitholders should consult their own tax advisers regarding the consequences under FATCA of owning our units in registered form.

The foregoing rules remain subject to modification by an applicable intergovernmental agreement between the United States and another country, such as the agreement in effect between the United States and Bermuda for cooperation to facilitate the implementation of FATCA, or by future U.S. Treasury Regulations or guidance. Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.

Information Reporting with Respect to Foreign Financial Assets

Under U.S. Treasury Regulations, U.S. individuals that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. Upon the issuance of future U.S. Treasury Regulations, these information reporting requirements may apply to certain U.S. entities that own specified foreign financial assets. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult your own tax adviser regarding the possible implications of these U.S. Treasury Regulations for an investment in our units.

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

The Property Partnership has invested and will continue to invest in certain Holding Entities and operating entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a U.S. Holder, and such holder were thereafter to dispose of its units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and U.S. Treasury regulations, the unitholder to whom such income was allocated (and not the unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus a unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on a unitholder’s particular circumstances, limit the availability or use of foreign tax credits, and you are urged to consult your own tax adviser regarding all aspects of foreign tax credits.

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

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR COMPANY AND UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER, AND IN REVIEWING THIS ANNUAL REPORT THESE MATTERS SHOULD BE CONSIDERED. UNITHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR UNITS.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units in our company generally applicable to a unitholder, who for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm’s length with and is not affiliated with our company, the Property Partnership, the BPY General Partner and their respective affiliates, or a Holder. Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” as defined in the Tax Act for purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) an interest in which would be a “tax shelter investment” as defined in the Tax Act or who acquires our units as a “tax shelter investment” (and this summary assumes that no such persons hold our units), (v) who has, directly or indirectly, a “significant interest” as defined in subsection 34.2(1) of the Tax Act in our company, or (vi) to whom any affiliate of our company is a “foreign affiliate” as defined in the Tax Act. Any such Holders should consult their own tax advisors with respect to an investment in our units.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Tax Proposals, and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.

This summary assumes that neither our company nor the Property Partnership will be considered to carry on business in Canada. The BPY General Partner intends to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard.

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

This summary does not address the deductibility of interest on money borrowed to acquire our units.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D “Risk Factors — Risks Relating to Taxation.”

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

Taxation of Canadian Resident Limited Partners

The following is a discussion of the consequences under the Tax Act to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, or a Canadian Limited Partner.

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

The characterization by the CRA of gains realized by our company or the Property Partnership on the disposition of investments as either capital gains or income gains will depend largely on factual considerations, and no conclusions are expressed herein.

A Canadian Limited Partner’s share of taxable dividends received or considered to be received by our company in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Limited Partner and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for “eligible dividends,” as defined in the Tax Act, when the dividend received by the Property Partnership is designated as an “eligible dividend”.

Foreign taxes paid by our company or the Property Partnership and taxes withheld at source on amounts paid or credited to our company or the Property Partnership (other than for the account of a particular unitholder) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, there is a risk of double taxation. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business income tax” allocated to a Canadian Limited Partner for the purpose of determining such Canadian Limited Partner’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Limited Partner’s share of the income of our company or the Property Partnership under the income tax laws of any country (other than Canada) under whose laws the income of our company or the Property Partnership is subject to income taxation, or the Relevant Foreign Tax Law, is less than the Canadian Limited Partner’s share of such income for purposes of the Tax Act. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of our company or the Property Partnership under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our company or the Property Partnership or in the manner of allocating the income of our company or the Property Partnership because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Limited Partner. If the Foreign Tax Credit Generator Rules apply, the allocation to a Canadian Limited Partner of foreign “business-income tax” or “non-business income tax” paid by our company or the Property Partnership, and therefore such Canadian Limited Partner’s foreign tax credits will be limited.

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through our partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, we expect the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

If our company incurs losses for tax purposes, each Canadian Limited Partner will be entitled to deduct in the computation of income for tax purposes the Canadian Limited Partner’s pro rata share of any net losses for tax purposes of our company for its fiscal year to the extent that the Canadian Limited Partner’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. The BPY General Partner does not anticipate that our company or the Property Partnership will incur losses but no assurance can be given in this regard. Accordingly, Canadian Limited Partners should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules”.

Section 94.1 of the Tax Act contains rules relating to investments by a taxpayer in Non-Resident Entities that could, in certain circumstances, cause income to be imputed to Canadian Limited Partners, either directly or by way of allocation of such income imputed to our company or the Property Partnership. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Limited Partner, our company or the Property Partnership acquiring or holding an investment in a non-resident entity is to derive a benefit from “portfolio investments” in certain assets from which the Non-Resident Entity may reasonably be considered to devise its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Canadian Limited Partner, our company or the Property Partnership. If these rules apply to a Canadian Limited Partner, our company or the Property Partnership, income, determined by reference to a prescribed rate of interest plus two percent applied to the “designated cost”, as defined in section 94.1 of the Tax Act, of the interest in the Non-Resident Entity, will be imputed directly to the Canadian Limited Partner or to our company or to the Property Partnership and allocated to the Canadian Limited Partner in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Canadian Limited Partners should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

Dividends paid to the Property Partnership by a CFA of the Property Partnership will be included in computing the income of the Property Partnership. To the extent that any of the CFAs or Indirect CFAs earn income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership under the rules in the Tax Act must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends, whether or not the Property Partnership actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and Canadian Limited Partners will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, Canadian Limited Partners may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of the Property Partnership for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to the Property Partnership of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Property Partnership receives a dividend of this type of income that was previously included in the Property Partnership’s income as FAPI, such dividend will effectively not be included in computing the income of the Property Partnership and there will be a corresponding reduction in the adjusted cost base to the Property Partnership of the particular CFA shares. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” of the Property Partnership may be limited in certain specified circumstances, including where the direct or indirect share of the income of any member of the Property Partnership (which is deemed for this purpose to include a Canadian Limited Partner) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurances can be given that the Foreign Tax Credit Generator Rules will not apply to the Property Partnership. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of the Property Partnership under the Relevant Foreign Tax Law than for purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Property Partnership or in the manner of allocating the income of the Property Partnership because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” of the Property Partnership will be limited.

Disposition of Our Units

The disposition by a Canadian Limited Partner of a unit of our company will result in the realization of a capital gain (or capital loss) by such limited partner in the amount, if any, by which the proceeds of disposition of a unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit. In general, the adjusted cost base of a Canadian Limited Partner’s units of our company will be equal to: (i) the actual cost of the units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the pro rata share of the income of our company allocated to the Canadian Limited Partner for the fiscal years of our company ending before the relevant time; less (iii) the aggregate of the pro rata share of losses of our company allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner’s “at-risk” amount) for the fiscal years of our company ending before the relevant time; and less (iv) the Canadian Limited Partner’s distributions received from our company made before the relevant time. The adjusted cost base of each of our units will be subject to the averaging provisions contained in the Tax Act.

Where a Canadian Limited Partner disposes of all of its units of our company, it will no longer be a partner of our partnership. If, however, a Canadian Limited Partner is entitled to receive a distribution from our company after the disposition of all such units, then the Canadian Limited Partner will be deemed to dispose of the units at the later of: (i) the end of the fiscal year of our company during which the disposition occurred; and (ii) the date of the last distribution made by our company to which the Canadian Limited Partner was entitled. The pro rata share of the income (or loss) for tax purposes of our company for a particular fiscal year which is allocated to a Canadian Limited Partner who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Limited Partner’s units immediately prior to the time of the disposition. Canadian Limited Partners should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of units of our company.

A Canadian Limited Partner will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Limited Partner’s units of our company is negative at the end of any of our fiscal years. In such a case, the adjusted cost base of the Canadian Limited Partner’s units of our company will be nil at the beginning of our next fiscal year.

Taxation of Capital Gains and Capital Losses

In general, one-half of a capital gain realized by a Canadian Limited Partner must be included in computing such Canadian Limited Partner’s income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of our units to a tax-exempt person or a non-resident person. Canadian Limited Partners contemplating such a disposition should consult their own tax advisors in this regard.

A Canadian Limited Partner that is throughout the relevant taxation year a “Canadian-controlled private corporation,” as defined in the Tax Act may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income”, as defined in the Tax Act, for the year, which is defined to include taxable capital gains. Canadian Limited Partners that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Limited Partners should consult their own tax advisors.

Eligibility for Investment

Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education savings plan, registered disability savings plan, and a TFSA. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” by an RRSP, RRIF or TFSA.

Our units will not be a “prohibited investment” for a trust governed by a RRSP, RRIF or TFSA, provided that the holder of the TFSA or the annuitant of the RRSP or RRIF, as the case may be, deals at arm’s length with our company for purposes of the Tax Act does not have a “significant interest,” as defined in the Tax Act for purposes of the prohibited investment rules, in our company. Unitholders who intend to hold our units in a TFSA, RRSP, or RRIF should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

Alternative Minimum Tax

Canadian Limited Partners that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Limited Partners should consult their own tax advisors.

Taxation of Non-Canadian Limited Partners

The following summary generally applies to a Holder who, for purposes of the Tax Act, at all relevant times, is not, and is not deemed to be resident in Canada and who does not use or hold and is not deemed to use or hold our units in connection with a business carried on, or deemed to be carried on, in Canada, or a Non-Canadian Limited Partner.

The following summary assumes that (i) our units are not and will not at any relevant time constitute “taxable Canadian property” of any Non-Canadian Limited Partner, and (ii) our company and the Property Partnership will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition or deemed disposition. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Limited Partner at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource property”; (iii) “timber resource property”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Property Partnership, our units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by our company derived, directly or indirectly, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”) more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BPY General Partner does not expect our units to be “taxable Canadian property” of any Non-Canadian Limited Partner at any relevant time and does not expect our company or the Property Partnership to dispose of “taxable Canadian property”. However, no assurance can be given in this regard. See also Item 3.D “Risk Factors — Risks Relating to Taxation.”

Special rules, which are not discussed in this summary, may apply to a Non-Canadian Limited Partner that is an insurer carrying on business in Canada and elsewhere.

Taxation of Income or Loss

A Non-Canadian Limited Partner will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by our company (or the Property Partnership) outside Canada or the non-business income earned by our company (or the Property Partnership) from sources in Canada. However, a Non-Canadian Limited Partner may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. The BPY General Partner intends to organize and conduct the affairs of our company and the Property Partnership, to the extent possible, such that Non-Canadian Limited Partners should not be considered to be carrying on business in Canada solely by virtue of holding our units. However, no assurance can be given in this regard.

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through our partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by Holding Entities to the Property Partnership, we expect the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

Bermuda Tax Considerations

In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory to pay dividends. As “exempted undertakings”, exempted partnerships and overseas partnerships are entitled to apply for (and will ordinarily receive) an assurance pursuant to the Exempted Undertakings Tax Protection Act 1966 that, in the event that legislation introducing taxes computed on profits or income, or computed on any capital asset, gain or appreciation, is enacted, such taxes shall not be applicable to our partnership or any of its operations until March 31, 2015. Such an assurance may include the assurance that any tax in the nature of estate duty or inheritance tax shall not be applicable to the units, debentures or other obligations of our partnership.

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

10.F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.	STATEMENT BY EXPERTS

Not applicable.

10.H	DOCUMENTS ON DISPLAY

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

Disclosure Controls and Procedures

As of December 31, 2013, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2013, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a−15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Framework in 1992 Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

16.A.	AUDIT COMMITTEE FINANCIAL EXPERTS

The BPY General Partner’s board of directors has determined that Stephen DeNardo possesses specific accounting and financial management expertise and that he is an audit committee financial expert as defined by the SEC and is independent within the meaning of the rules of the NYSE. The BPY General Partner’s board of directors has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

16.B.	CODE OF ETHICS

On April 4, 2013, the BPY General Partner adopted a Code of Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BPY General Partner, our Company and any officers or employees of the BPY General Partner. We have posted a copy of the Code on our website at www.brookfieldpropertypartners.com.

16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The BPY General Partner has retained Deloitte LLP to act as our Company’s independent registered public accounting firm.

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2013.

	December 31, 2013		December 31, 2012(5)
THOUSANDS	USD	%	USD	%
Audit fees(1)	$4,377	23%	$1,879	100%
Audit-related fees(2)	13,324	70%	-	-
Tax fees(3)	1,168	6%	-	-
Other(4)	107	1%	-	-
Total	$18,976	100%	$1,879	100%

(1)	Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

(2)	Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

(3)	Tax fees are principally for assistance in tax return preparation and tax advisory services.

(4)	All other fees include fees for assistance with corporate and social responsibility reporting.

(5)	Professional fees for services rendered by Deloitte LLP for the audit of the carve-out financial statements of the Commercial Property Operations of Brookfield Asset Management.

The audit committee of the BPY General Partner pre-approves all audit and non-audit services provided to our partnership by Deloitte LLP.

16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

16.G.	CORPORATE GOVERNANCE

Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE Listing Standards.

16.H.	MINING SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended (the “Mine Act”). During the fiscal year ended December 31, 2013, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

ITEM 19.	EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2013*

1.3	Second Amended and Restated Limited Partnership Agreement of our company, dated August 8, 2013****

4.1	Amended and Restated Master Purchase Agreement between our company and Brookfield Asset Management**

4.2	Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers, dated January 1, 2014*****

4.3	Second Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 8, 2013****

4.4	Relationship Agreement among our company, the Property Partnership, the Holding Entities, the Service Providers and Brookfield Asset Management, dated April 15, 2013***

4.5	Registration Rights Agreement between our company and Brookfield Asset Management dated April 10, 2013***

4.6	Acknowledgement of Termination of Voting Agreement among Brookfield Asset Management, Brookfield Property General Partner Limited and our company, dated August 8, 2013****

4.7	Credit Agreement, dated March 18, 2014, by and among Brookfield Property Split Corp., Brookfield Office Properties Exchange LP, Brookfield Property Partners L.P., Brookfield Property L.P., and the other borrowers and lenders thereto******

4.8	Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP******

12.1	Certification of Richard B. Clark, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*******

12.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*******

13.1	Certification of Richard B. Clark, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*******

13.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*******

*	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.

**	Filed as an exhibit to Amendment No. 6 to Registration Statement on Form 20-F on February 1, 2013 and incorporated herein by reference.

***	Filed as an exhibit to Form 6-K on April 16, 2013 and incorporated herein by reference.

****	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.

*****	Filed as an exhibit to Form F-4 on January 24, 2014 and incorporated herein by reference.

******	Filed as an exhibit to Form 6-K on March 19, 2014 and incorporated herein by reference.

*******	Filed herewith.

The registrant hereby agrees to furnish to the SEC at its request copies of long-term debt instruments defining the rights of holders of outstanding long-term debt that are not required to be filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BROOKFIELD PROPERTY PARTNERS L.P.,
by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere

Title: Secretary

Date: April 2, 2014

INDEX TO FINANCIAL STATEMENTS

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2013 and December 31, 2012 and for each of the years in the three-year period ended December 31, 2013	F-2

Consolidated financial statements of General Growth Properties, Inc. as at December 31, 2013 and December 31, 2012 and for each of the years in the three-year period ended December 31, 2013	F-53

F-1

BROOKFIELD PROPERTY PARTNERS L.P.

Consolidated financial statements

as at December 31, 2013 and December 31, 2012

and for the years ended

December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners of Brookfield Property Partners L.P.

We have audited the accompanying consolidated financial statements of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”), which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flow for each of the years in the three year period ended December 31, 2013, and the notes to the consolidated financial statements. Our audit also included the audit of a supplemental schedule (the “Schedule”) of investment property information as at December 31, 2013.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Property Partners L.P. and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for each of years in the three year period ended December 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

April 2, 2014

Toronto, Canada

Brookfield Property Partners L.P.

Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2013	Dec. 31, 2012
Assets
Non-current assets
Investment properties	5	$34,153	$31,696
Equity accounted investments	8	9,281	8,038
Participating loan interests	10	747	-
Other non-current assets	11	5,234	5,606
Loans and notes receivable	12	20	246
		49,435	45,586
Current assets
Loans and notes receivable	12	608	212
Accounts receivable and other	13	1,035	989
Cash and cash equivalents		1,368	894
		3,011	2,095
Total assets		$52,446	$47,681
Liabilities and equity
Non-current liabilities
Property debt	14	$16,520	$16,442
Capital securities	15	2,181	664
Other non-current liabilities	16	250	439
Deferred tax liability	17	1,532	973
		20,483	18,518
Current liabilities
Property debt	14	5,120	3,366
Capital securities	15	188	202
Accounts payable and other liabilities	18	1,665	1,592
		6,973	5,160
Total liabilities		27,456	23,678
Equity
Limited partners	19	2,528	-
General partner	19	4	-
Brookfield Asset Management Inc.	19	-	13,163
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.	20	11,092	-
Interests of others in operating subsidiaries	20	11,366	10,840
Total equity		24,990	24,003
Total liabilities and equity		$52,446	$47,681

See accompanying notes to the consolidated financial statements

Brookfield Property Partners L.P.

Consolidated Statements of Income

(US$ Millions, except per unit amounts) Year ended Dec. 31,	Note	2013	2012	2011
Commercial property revenue	21	$2,910	$2,858	$2,385
Hospitality revenue		1,168	743	164
Investment and other revenue	22	209	167	232
Total revenue		4,287	3,768	2,781
Direct commercial property expense	23	1,204	1,189	931
Direct hospitality expense	24	1,081	687	138
Interest expense		1,088	1,020	962
Administration and other expense	25	355	205	158
Total expenses		3,728	3,101	2,189
Fair value gains, net	26	870	1,227	1,509
Share of net earnings from equity accounted investments	8	835	1,235	2,104
Income before income taxes		2,264	3,129	4,205
Income tax expense	17	501	489	439
Net income		$1,763	$2,640	$3,766
Net income attributable to:
Limited partners(1)		$118	$-	$-
General partner(1)		-	-	-
Brookfield Asset Management Inc.(2)		232	1,476	2,344
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.(1)		557	-	-
Interests of others in operating subsidiaries	7	856	1,164	1,422
		$1,763	$2,640	$3,766
Basic and diluted earnings per LP Unit(1)		$1.41
(1)	For the period from April 15, 2013 to December 31, 2013. See Note 3.
(2)	For the periods prior to April 15, 2013. See Note 3.

See accompanying notes to the consolidated financial statements

Brookfield Property Partners L.P.

Consolidated Statements of Comprehensive Income

(US$ Millions) Year ended Dec. 31,	Note	2013	2012	2011

Net income		$1,763	$2,640	$3,766
Other comprehensive (loss) income	27
Items that may be reclassified to net income:
Foreign currency translation		(819)	30	(244)
Cash flow hedges		159	(30)	(191)
Available-for-sale securities		-	11	(6)
Equity accounted investments		14	(6)	-
Items that will not be reclassified to net income:
Revaluation surplus		183	53	-
		(463)	58	(441)
Total comprehensive income		$1,300	$2,698	$3,325

Comprehensive income attributable to:
Limited partners(1)
Net income		$118	$-	$-
Other comprehensive (loss) income		(42)	-	-
		76	-	-
General partner(1)
Net income		-	-	-
Other comprehensive (loss) income		-	-	-
		-	-	-
Brookfield Asset Management Inc. (2)
Net income		232	1,476	2,344
Other comprehensive (loss) income		(25)	57	(155)
		207	1,533	2,189
Interests of others in operating subsidiaries
Net income		856	1,164	1,422
Other comprehensive (loss) income		(196)	1	(286)
		660	1,165	1,136
Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.(1)
Net income		557	-	-
Other comprehensive (loss) income		(200)	-	-
		357	-	-
Total comprehensive income		$1,300	$2,698	$3,325
(1)	For the period from April 15, 2013 to December 31, 2013. See Note 3.
(2)	For the periods prior to April 15, 2013. See Note 3.

See accompanying notes to the consolidated financial statements

Brookfield Property Partners L.P.

Consolidated Statements of Changes in Equity

												Non-controlling Interests
	Brookfield Asset Management Inc.			Limited partners				General partner				Redeemable/exchangeable and special limited partner units of the operating partnership held by Brookfield Asset Management Inc.
(US$ Millions)	Equity	Accumulated Other comprehensive (loss) income	Brookfield Asset Management Inc. equity	Capital	Retained earnings	Accumulated Other comprehensive (loss) income	Limited partners equity	Capital	Retained earnings	Accumulated Other comprehensive (loss) income	General partner equity	Capital	Retained earnings	Accumulated Other comprehensive (loss) income	Redeemable/ex changeable units equity	Interest in operating subsidiaries	Total equity
Balance as at Dec. 31, 2010	$6,899	$305	$7,204	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$7,624	$14,828
Net income	2,344	-	2,344	-	-	-	-	-	-	-	-	-	-	-	-	1,422	3,766
Other comprehensive income (loss)	-	(155)	(155)	-	-	-	-	-	-	-	-	-	-	-	-	(286)	(441)
Total comprehensive income (loss)	2,344	(155)	2,189	-	-	-	-	-	-	-	-	-	-	-	-	1,136	3,325
Contributions	2,582	-	2,582	-	-	-	-	-	-	-	-	-	-	-	-	1,653	4,235
Distributions	(420)	-	(420)	-	-	-	-	-	-	-	-	-	-	-	-	(897)	(1,317)
Balance as at Dec. 31, 2011	$11,405	$150	$11,555	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$9,516	$21,071
Net income	1,476	-	1,476	-	-	-	-	-	-	-	-	-	-	-	-	1,164	2,640
Other comprehensive income (loss)	-	57	57	-	-	-	-	-	-	-	-	-	-	-	-	1	58
Total comprehensive income (loss)	1,476	57	1,533	-	-	-	-	-	-	-	-	-	-	-	-	1,165	2,698
Contributions	600	-	600	-	-	-	-	-	-	-	-	-	-	-	-	882	1,482
Distributions	(525)	-	(525)	-	-	-	-	-	-	-	-	-	-	-	-	(723)	(1,248)
Balance as at Dec. 31, 2012	$12,956	$207	$13,163	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$10,840	$24,003
Net income	232	-	232	-	118	-	118	-	-	-	-	-	557	-	557	856	1,763
Other comprehensive income (loss)	-	(25)	(25)	-	-	(42)	(42)	-	-	-	-	-	-	(200)	(200)	(196)	(463)
Total comprehensive income (loss)	232	(25)	207	-	118	(42)	76	-	-	-	-	-	557	(200)	357	660	1,300
Contributions and equity issuances of subsidiaries	147	-	147	(8)	-	-	(8)	-	-	-	-	(35)	-	-	(35)	1,030	1,134
Distributions	(230)	-	(230)	-	(56)	-	(56)	-	-	-	-	-	(257)	-	(257)	(726)	(1,269)
Spin-off (Note 3)	(13,105)	(182)	(13,287)	2,043	-	38	2,081	4	-	-	4	9,848	-	183	10,031	(438)	(1,609)
Unit issuance	-	-	-	435	-	-	435	-	-	-	-	996	-	-	996	-	1,431
Balance as at Dec. 31, 2013	$-	$-	$-	$2,470	$62	$(4)	$2,528	$4	$-	$-	$4	$10,809	$300	$(17)	$11,092	$11,366	$24,990

See accompanying notes to the consolidated financial statements

 Brookfield Property Partners L.P.

Consolidated Statements of Cash Flow

(US$ Millions) Year ended December 31,	Note	2013	2012	2011
Operating activities
Net income		$1,763	$2,640	$3,766
Share of net earnings from equity accounted investments		(835)	(1,235)	(2,104)
Fair value gains, net		(870)	(1,227)	(1,509)
Deferred income tax expense	17	486	368	275
Accretion of discount on loan receivable		-	-	(39)
Accretion of debt discount and transaction costs		24	24	26
Depreciation and amortization		164	104	20
Initial direct leasing costs		(73)	(56)	(37)
Working capital and other		(238)	(13)	1,148
		421	605	1,546
Financing activities
Property debt, issuance		5,295	2,993	1,954
Property debt, repayments		(4,846)	(2,550)	(3,530)
Other secured debt, issuance		3,480	1,563	1,022
Other secured debt, repayments		(2,239)	(1,025)	(683)
Capital securities issued		392	-	-
Capital securities redeemed		(201)	(153)	(25)
Proceeds from equity installment receivable		-	-	121
Non-controlling interests, issued		1,128	919	667
Non-controlling interests, purchased		-	-	(86)
Distributions to non-controlling interests in operating subsidiaries		(667)	(793)	(410)
Contributions from parent company	3	20	617	307
Distributions to parent company	3	(381)	(589)	(337)
Distributions to limited partnership unit holders		(56)	-	-
Distributions to general partnership unit holders		(3)	-	-
Distributions to redeemable/exchangeable unit holders		(253)	-	-
		1,669	982	(1,000)
Investing activities
Investment properties, proceeds of dispositions		1,627	823	1,531
Investment properties, investments		(2,340)	(2,208)	(373)
Investment in equity accounted investments		(168)	(608)	(1,053)
Proceeds from sale of investments		296	165	101
Financial assets, acquisitions		(464)	-	(150)
Foreign currency hedges of net investments		(32)	(41)	(97)
Loans and notes receivables, collected		199	1,238	744
Loans and notes receivables, advanced		(119)	(258)	(181)
Loan receivable from parent company, collected		-	-	658
Loan receivable from parent company, advanced		-	-	(364)
Restricted cash and deposits		4	(27)	(25)
Acquisition of subsidiaries, net of disposition		215	140	40
Capital expenditures - development and redevelopment		(410)	(238)	(587)
Capital expenditures - operating properties		(430)	(417)	(445)
		(1,622)	(1,431)	(201)
Cash and cash equivalents
Change in cash and cash equivalents		468	156	345
Foreign exchange revaluation		6	(3)	(3)
Balance, beginning of year		894	741	399
Balance, end of year		$1,368	$894	$741

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE PArtnership

a)	Brookfield Property Partners L.P.

Brookfield Property Partners L.P. (the “partnership”) was established on January 3, 2013 by Brookfield Asset Management Inc. (“Brookfield” or the “parent company”) as the primary entity through which it and its affiliates will own and operate commercial and other income producing property on a global basis.

The partnership’s sole direct investment is a managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in the commercial and other income producing property operations. Prior to August 8, 2013, the partnership’s interest in the operating partnership was comprised solely of a limited partnership interest in class A limited partnership units (the “Class A LP Units”) of the operating partnership (see Note 1(c)).

The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013 (see Note 1(c)). The partnership is a subsidiary of Brookfield. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols ‘‘BPY’’ and ‘‘BPY.UN’’, respectively.

The registered head office of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

b)	Spin-off of commercial property operations

On April 15, 2013, Brookfield completed a spin-off of its commercial property operations (the “Business”) to the partnership (the “Spin-off”), which was effected by way of a special dividend of units of the partnership to holders of Brookfield’s Class A and B limited voting shares as of March 26, 2013. Each holder of shares received one partnership unit for approximately every 17.42 shares, representing 44.7% of the limited partnership interest in the partnership, with Brookfield retaining units of the partnership, redeemable/exchangeable units of the operating partnership (“Redeemable/Exchangeable Units”), and a 1% general partner interest in the operating partnership through Brookfield Property GP L.P., an indirect wholly-owned subsidiary of Brookfield, pursuant to the agreement dated April 10, 2013, as amended on August 8, 2013 (see Note 1(c)).

Prior to the Spin-off, Brookfield effected a reorganization (“the reorganization”) so that the partnership’s commercial property operations, including its office, retail, multi-family, industrial and other assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities, by Brookfield, were acquired by three holding entities (the “holding entities”). The holding entities which were newly formed entities under the laws of the Province of Ontario, the State of Delaware and Bermuda, were established to hold the partnership’s interest in the Business, and the common shares of each of the holding entities are wholly-owned by the operating partnership. In consideration, Brookfield received (i) additional units of the partnership, (ii) Redeemable/Exchangeable Units, representing an 81.8% limited partnership interest in the operating partnership (80.1% as at December 31, 2013 – refer to Note 19(b)), and (iii) $1.25 billion of redeemable preferred shares of one of the holding entities.

c) Amendment to the partnership and operating partnership limited partnership agreements subsequent to Spin-off

On August 8, 2013, the partnership and Brookfield amended the partnership agreement for the operating partnership, to make the partnership the managing general partner of the operating partnership. As a result, the voting agreement between the partnership and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the operating partnership’s general partner as directed by the partnership, was terminated and related changes were made to the partnership agreement of the partnership and the Master Services Agreement (see Note 3(c)). In conjunction with the amendment of the partnership agreement for the operating partnership, the general partner interest in the operating partnership indirectly owned by Brookfield through Brookfield Property GP L.P., which on August 8, 2013 was renamed to Brookfield Property Special L.P. (“Property Special LP”), was transferred for a special limited partnership interest in the operating partnership, and the limited partnership interest in class A limited partnership units in the operating partnership held by the partnership were transferred for managing general partnership units. The amendment to the partnership agreement for the operating partnership did not change the economic interests of the partnership and Brookfield in the operating partnership. Accordingly, the reference to Property Special LP throughout these financial statements will refer to both Brookfield Property GP L.P. and Property Special LP.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

These consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The accounting policies set out below have been applied consistently in all material respects. Policies not effective for the current accounting period are described in Note 4, Future Accounting Policies.

b)	Continuity of interests

As described above, the partnership was established on January 3, 2013 by Brookfield and on April 15, 2013, Brookfield completed the Spin-off of the Business to the partnership. Brookfield directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. As a result of this continuing common control there is insufficient substance to justify a change in the measurement of the Business. Accordingly, the partnership has reflected the Business in its financial position and results of operations using Brookfield’s carrying values prior to the Spin-off, excluding certain interests in Brookfield’s Australian assets and a 2% investment in The Howard Hughes Corporation, as previously reported by Brookfield for the same periods presented herein and which were not contributed to the partnership as part of the Spin-off (the “non-contributed operations”).

To reflect this continuity of interests, these consolidated financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously recorded by Brookfield, but using IFRS standards in effect for annual periods beginning on or after January 1, 2013, which are described below. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the partnership prior to April 15, 2013 as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously recorded by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements (see Note 31). Certain of these new or amended agreements resulted in differences in the basis of accounting as recorded by Brookfield and as recorded by the partnership. These differences are more fully described in Note 3.

Prior to April 15, 2013, intercompany transactions between the partnership and Brookfield have been included in these financial statements and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the consolidated balance sheets as “Equity attributable to Brookfield Asset Management Inc.”

c)	Basis of consolidation

The consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The partnership reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes in the aforementioned elements of control.

When the partnership has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The partnership considers all relevant facts and circumstances in assessing whether or not the partnership’s voting rights in the investee are sufficient to give it power, including: (i) the size of the partnership’s voting rights relative to the size and dispersion of holdings of other vote holders; (ii) potential voting rights held by the partnership; (iii) rights arising from other contractual arrangements; and (iv) any additional other relevant facts.

Consolidation of a subsidiary begins when the partnership obtains control over the subsidiary and ceases when the partnership loses control over the subsidiary. Income and expenses of subsidiaries acquired or disposed of during the year are included in the results of operations from the date the partnership acquired control until the date the partnership ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to align their policies to those of the partnership.

Net income and loss and each component of other comprehensive income are attributed to owners of the partnership and to non-controlling interests. Non-controlling interests in the equity of the partnership’s subsidiaries and the Redeemable/Exchangeable Units held by Brookfield are shown separately in equity in the consolidated balance sheets. Intercompany transactions have been eliminated.

As part of the Spin-off and prior to August 8, 2013, the partnership entered into a voting agreement with Brookfield under which the partnership was indirectly assigned Brookfield’s voting rights in Property Special LP. The partnership entered into similar arrangements with various affiliates of Brookfield, whereby the partnership effectively gained power over of the entities with respect to which voting agreements were put in place. Accordingly, the partnership consolidated the accounts of the operating partnership and its subsidiaries prior to August 8, 2013.

On August 8, 2013, the partnership and Brookfield amended the partnership agreement for the operating partnership, to among other things make the partnership the managing general partner of the operating partnership. As a result, the voting agreement between the partnership and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the operating partnership’s general partner as directed by the partnership, was terminated. The partnership did not amend any other voting agreements previously entered into with various affiliates of Brookfield, such that the partnership’s power over the entities previously consolidated did not change. In conjunction with the amendment of the partnership agreement for the operating partnership, the general partner interest in the operating partnership indirectly owned by Brookfield was transferred for a special limited partnership interest in the operating partnership, and the limited partnership interest in class A limited partnership units in the operating partnership held by the partnership were transferred for managing general partner units. The managing general partner units provide the partnership with the power to direct the relevant activities of the operating partnership. Accordingly, the partnership will continue to consolidate the operating partnership and its subsidiaries.

d)	Redeemable/Exchangeable Units

Beginning on April 15, 2015, the Redeemable/Exchangeable Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s units (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Units for units of the partnership, Redeemable/Exchangeable Units are required to be redeemed for cash. The Redeemable/Exchangeable Units provide the holder the direct economic benefits and exposures to the underlying performance of the operating partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owned a direct interest in the Class A LP Units of the operating partnership prior to August 8, 2013, and a managing general partnership interest on and subsequent to August 8, 2013 (see Note 1(c)). Accordingly, the Redeemable/Exchangeable Units have been presented within non-controlling interests in the consolidated balance sheet. The Redeemable/Exchangeable Units do not entail a contractual obligation on the part of the partnership to deliver cash and can be settled by the partnership, at its sole discretion, by issuing a fixed number of its own equity instruments.

e)	Investment properties

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

The cost of development properties includes direct development costs, realty taxes and borrowing costs directly attributable to the development. Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any investment income arising on their temporary investment. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The partnership considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the partnership has pre-leased space as of or prior to the start of the development and the lease requires the partnership to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements. Initial direct leasing costs incurred by the partnership in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

f)	Equity accounted investments

(i) Investments in joint ventures

A joint venture is a joint arrangement pursuant to which the partnership and other parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint venture arrangements that involve the establishment of a separate entity in which each venture has an interest are referred to as jointly controlled entities. The partnership reports its interests in jointly controlled entities using the equity method of accounting. Under the equity method, investments in jointly controlled entities are carried in the balance sheet at cost as adjusted for the partnership’s proportionate share of post-acquisition changes in the net assets of the joint ventures, or for post-acquisition changes in any excess of the partnership’s carrying amount over the net assets of the joint ventures, less any identified impairment loss. When the partnership’s share of losses of a joint venture equals or exceeds its interest in that joint venture, the partnership discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the partnership has incurred legal or constructive obligations to fund the entity or made payments on behalf of that entity.

Where the partnership undertakes its activities under joint venture arrangements through a direct interest in the joint venture’s assets, rather than through the establishment of a separate entity, the partnership’s share of joint venture assets, liabilities, revenues and expenses and other comprehensive income are recognized in the financial statements and classified according to their nature.

Where the partnership transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the partnership’s interest in the relevant joint venture. Outstanding balances between the partnership and jointly controlled entities are not eliminated in the balance sheet.

(ii) Investment in associates

An associate is an entity over which the investor has significant influence but not control and that is not a subsidiary or an interest in a joint venture. The results and assets and liabilities of associates are incorporated in the financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the balance sheet at cost as adjusted for the partnership’s share of post-acquisition changes in the net assets of the associates, or for post-acquisition changes in any excess of the partnership’s carrying amount over the net assets of the associates, less any identified impairment loss. When the partnership’s share of losses of an associate equals or exceeds its interest in that associate, the partnership discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the partnership has incurred legal or constructive obligations or made payments on behalf of that associate.

Where the partnership transacts with its associates, profits and losses are eliminated to the extent of the partnership’s interest in the relevant associate. Balances outstanding between the partnership and associates are not eliminated in the balance sheet.

g)	Interests in joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities related to the arrangement. Joint control is determined by the presence of contractually agreed sharing of control which exists only when activities over the financial and operating decisions require unanimous consent. The partnership recognizes only its assets, liabilities and its share of the results of operations of the joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the partnership transacts with a joint operation in which the partnership is a joint operator (such as a sale or contribution of assets), the partnership is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the partnership’s consolidated financial statements only to the extent of other parties’ interests in the joint operation.

When the partnership transacts with a joint operation in which the partnership is a joint operator (such as a purchase of assets), the partnership does not recognize its share of the gains and losses until it resells those assets to a third party.

h)	Other property, plant and equipment

The partnership accounts for its other property, plant and equipment using the revaluation method. Other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within the revaluation surplus reserve, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income.

i)	Loans and notes receivable

Loans and notes receivable are carried at amortized cost with interest income recognized following the effective interest method. Notes receivable purchased at a discount are also carried at amortized cost with discounts amortized over the remaining expected life of the loan following the effective interest method.

A loan is considered impaired when, based upon current information and events, it is probable that the partnership will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. Loans are evaluated individually for impairment given the unique nature and size of each loan. For each collateralized loan, the partnership’s finance subsidiaries perform a quarterly review of all collateral properties underlying the loans receivable. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

j)	Taxation

The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the holding entities, and any direct or indirect corporate subsidiaries of such holding entities.

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities by the holding entities in respect of the partnership or directly by the partnership’s taxable subsidiaries, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, and carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Current and deferred income taxes relating to items recognized directly in equity are also recognized directly in equity.

k)	Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognized when the partnership has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

l)	Foreign currencies

The financial statements are presented in U.S. dollars, which is the functional currency of the partnership and the presentation currency for the financial statements.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange at the balance sheet date. Revenues and expenses are translated at average rates for the period. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Cumulative foreign currency translation gains (losses) are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the statements of income, except for those related to monetary liabilities qualifying as hedges of the partnership’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

m)	Revenue recognition
(i)	Investment properties

The partnership has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the partnership is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line rent receivable, which is included in the carrying amount of investment property, is recorded for the difference between the rental revenue recorded and the contractual amount received.

Rental revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

(ii)	Hospitality revenue

Rooms, food and beverage and other revenue are recognized as services are provided. The partnership recognizes room revenue net of taxes and levies that are assessed by government-related agencies. Advanced deposits are deferred and included in accounts payable and other liabilities until services are provided to the customer. The partnership recognizes the net win from casino gaming activities (the difference between gaming wins and losses) as gaming revenue. The partnership recognizes liabilities for funds deposited by patrons before gaming play occurs and for chips in the patrons’ possession, both of which are included in accounts payable and other liabilities. Revenue and expenses from tour operations include the sale of travel and leisure packages and are recognized on the day the travel package begins. Amounts collected in advance from guests are deferred and included in accounts payable and other liabilities until such amounts are earned.

(iii)	Performance and management fee revenue

Certain of the partnership’s operating subsidiaries are entitled to management fees and performance fees on the management of properties for third parties. The partnership recognizes management fees as earned. The partnership recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.

n)	Financial instruments and hedge accounting

Derivative instruments are recorded in the balance sheets at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract.

The following summarizes the partnership’s classification and measurement of financial assets and liabilities:

(US$ Millions)	Classification	Measurement basis(1)
Financial assets
Participating loan interests	Loans and receivables	Amortized cost(2)
Loans and notes receivables	Loans and receivables	Amortized cost(2)
Other non-current assets
Securities designated as fair value through profit or loss (“FVTPL”)	FVTPL	Fair value
Derivative assets	FVTPL	Fair value
Securities designated as available-for-sale (“AFS”)	AFS	Fair value
Other receivables	Loans and receivables	Amortized cost
Accounts receivable and other
Accounts receivable	Loans and receivables	Amortized cost
Securities designated as AFS	AFS	Fair value
Restricted cash	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Financial liabilities
Property debt	Other liabilities	Amortized cost(1)
Capital securities	Other liabilities	Amortized cost
Other non-current liabilities
Other secured debt	Other liabilities	Amortized cost
Other non-current financial liabilities	Other liabilities	Amortized cost(1)
Accounts payable and other liabilities	Other liabilities	Amortized cost(1)
(1)	Fair value gains and losses on AFS financial assets are recognized in other comprehensive income and reclassified to net income upon sale or impairment. Fair value gains and losses on financial instruments designated as FVTPL are recognized in fair value gains, net.
(2)	Except for derivatives embedded in the related financial instruments that are classified as FVTPL.

The partnership’s subsidiaries selectively utilize derivative financial instruments primarily to manage financial risks, including interest rate and foreign exchange risks. Derivative financial instruments are recorded at fair value determined on a credit adjusted basis.

The partnership applies hedge accounting to derivative financial instruments in cash flow hedging relationships, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

In cash flow hedging relationships, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income (“OCI”) while the ineffective portion is recognized in net income. Hedging gains and losses recognized in accumulated other comprehensive income (“AOCI”) are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to investment and other revenue when the hedged item is sold or terminated or when it is determined that a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of foreign exchange gains and losses on the hedging instruments is recognized in OCI and the ineffective portion is recognized in net income. The amounts recorded in AOCI are recognized in net income when there is a disposition or partial disposition of the foreign subsidiary.

Derivative instruments are recorded in the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments, including embedded derivatives, which are not designated as hedges for accounting purposes, are recognized in fair value gains, net or administration expense consistent with the underlying nature and purpose of the derivative instrument.

Changes in the fair value of derivative instruments, including embedded derivatives, that are not designated as hedges for accounting purposes are recognized in fair value gains, net or administration expense consistent with the underlying nature and purpose of the derivative instrument.

The asset or liability relating to unrealized gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other liabilities, respectively.

o)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of a consolidated entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The partnership identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or group of assets.

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to net income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

p)	Business combinations

The acquisition of businesses is accounted for using the acquisition method. The cost of an acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, “Business Combinations” (“IFRS 3”), are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”, which are recognized and measured at fair value, less costs to sell. The interests of non-controlling shareholders in the acquiree are initially measured at fair value or the non-controlling interests’ proportionate share of identifiable assets, liabilities and contingent liabilities acquired.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in OCI are reclassified to net income. Changes in the partnership’s ownership interest of a subsidiary that do not result in a gain or loss of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in net income as incurred.

q)	Intangible assets

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. The partnership’s intangible assets are comprised primarily of ground and retail leases and management and franchise agreements.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization (unless indefinite lived) and accumulated impairment losses, on the same basis as intangible assets acquired separately.

r)	Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

s)	Earnings per limited partnership unit

The partnership calculates basic earnings per unit by dividing net income attributable to limited partners by the weighted average number of limited partnership units outstanding during the period. For the purpose of calculating diluted earnings per share, the partnership adjusts net income attributable to limited partners, and the weighted average number of limited partnership units outstanding, for the effects of all dilutive potential limited partnership units.

t)	Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the partnership’s accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(i)	Investment property

The partnership’s accounting policies relating to investment property are described in Note 2(e). In applying these policies, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property. Judgment is also applied in determining the extent and frequency of independent appraisals.

(ii)	Income taxes

The accounting policy relating to income taxes is described in Note 2(j). In applying this policy judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized. In addition, the consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The partnership measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the partnership has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

The partnership also makes judgments with respect to the taxation of gains inherent in its investments in foreign subsidiaries and joint ventures. While the partnership believes that the recovery of its original investment in these foreign subsidiaries and joint ventures will not result in additional taxes, certain unremitted gains inherent in those entities could be subject to foreign taxes depending on the manner of realization.

(iii)	Leases

The partnership’s policy for revenue recognition on operating properties is described in Note 2(m)(i). In applying this policy, the partnership makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property which determines whether such amounts are treated as additions to operating property as well as the point in time at which revenue recognition under the lease commences. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, the partnership must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

The partnership also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the partnership is lessor, are operating or finance leases. The partnership has determined that all of its leases are operating leases.

(iv)	Financial instruments

The partnership’s accounting policies relating to financial instruments are described in Note 2(n). The critical judgments inherent in these policies relate to applying the criteria set out in IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”) to designate financial instruments as FVTPL, the assessment of the effectiveness of hedging relationships, the determination of whether the partnership has significant influence over investees with which it has contractual relationships in addition to the financial instrument it holds and the identification of embedded derivatives subject to fair value measurement in certain hybrid instruments.

The partnership has determined that, notwithstanding its indirect 22% common equity interest, it does not exercise significant influence over Canary Wharf Group plc (“CWG”), a privately-held commercial property investment and development company in the United Kingdom, as it is not able to elect a member of the board or otherwise influence its financial and operating decisions. Accordingly, the partnership has designated it’s investment in CWG as FVTPL.

(v)	Level of control

The partnership's accounting policies for assessing when an investee is consolidated are included in Note 2(c). The partnership consolidates an investee when it controls the investee, with control existing if and only if it has power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of the partnership's returns.

In determining if the partnership has power over an investee the partnership makes judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of the partnership's existing rights that give it the current ability to direct the relevant activities of the investee. The partnership will also make judgments as to the amount of potential voting rights which provide the partnership or unrelated parties voting powers, the existence of contractual relationships that provide the partnership voting power, the ability to appoint directors and the ability of other investors to remove the partnership as a manager or general partner. The partnership has entered into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as a “power” within IFRS 10, “Consolidated Financial Statements”). In assessing if the partnership has exposure, or rights, to variable returns from its involvement with the investee the partnership makes judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from its ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of the partnership's returns, the partnership makes judgments when it is an investor as to whether it is a principal or agent and whether another entity with decision-making rights is acting as an agent for the partnership. If the partnership determines that it is acting as an agent, as opposed to principal, it does not control the investee.

(vi)	Common control transactions

IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration given or received, where the partnership is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

(vii)	Business combinations

The partnership's accounting policies relating to business combinations are described in Note 2(p). In applying these policies, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners. The determination of whether an acquisition meets the definition of a business results in measurement differences on initial recognition of the acquired net assets. If the acquisition is determined to be a business combination these differences include the nature of deferred tax assets and liabilities that may be recorded and the requirement to recognize goodwill or a bargain purchase resulting in income, as applicable, for differences between the consideration provided and the fair value of the net assets acquired. Additionally, transaction costs incurred to effect a business combination are required to be expensed whereas for an asset acquisition transaction costs would be capitalized to the initial carrying amount of the acquired asset.

(viii)	Revaluation method for property, plant, and equipment

The partnership's accounting policies relating to property, plant and equipment accounted for under the revaluation model are described in Note 2(h). In applying these policies judgment is required in determining the valuation model employed and the selection of appropriate assumptions used in estimating the fair value of assets to which the revaluation model is applicable.

(ix)	Investments in associates

The partnership considers the guidance in IAS 28, “Investments in Associates” (“IAS 28”) and IAS 36, “Impairment of Assets”, to determine if there are indicators of impairment, one of which is whether there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. Accordingly, the partnership considers whether the variance between the value of the investment as determined using the publicly-traded share price and the carrying value is an indicator of impairment.

The partnership’s evaluation of whether there were impairment indicators present included consideration of a number of factors as required by IAS 36 including an evaluation of the technological, market, economic and legal environment in which General Growth Properties, Inc. (“GGP”) operates; consideration of whether GGP was, or in the near future is expected to be, in significant financial difficulty; and an assessment of trends in actual net cash flows or operating profit or loss of GGP. Further, with respect specifically to the variance between the value of the investment as determined using the publicly-traded share price and the carrying value, the partnership considers additional factors relative to this variance. This includes an analysis of the original blended cost of its investment in GGP compared to the publicly-traded share price over the period from acquisition dates through each reporting date; the trend in the share price of GGP as at each reporting date up to and including the current date; and an assessment of the underlying cash flows that are expected to be derived from the operating and redevelopment properties, including the significant recovery in property values contributing to the fair value gains recorded by GGP. Where impairment indicators exist indicating a requirement to estimate an impairment, the partnership applies judgment in estimating the recoverable amount of its investment in GGP in accordance with IAS 36, including estimating expected future cash flows to be received from the investment, the appropriate implied dividend yield and costs of disposal, as well as the appropriate discount rate and the terminal capitalization rate.

(x)	Other critical estimates and judgments

Other critical estimates and judgments utilized in the preparation of the partnership’s financial statements are: assessment of net recoverable amounts; net realizable values; depreciation and amortization rates and useful lives; value of goodwill and intangible assets; and the determination of functional currency. Critical estimates and judgments also include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; the fair value of assets held as collateral and the partnership’s ability to hold financial assets, and the selection of accounting policies.

u)	Critical accounting estimates and assumptions

The partnership makes estimates and assumptions that affect the carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the financial statements relate to the following:

(i)	Investment properties

The critical estimates and assumptions underlying the valuation of operating properties and property developments are set out in Note 5.

(ii)	Financial instruments

The partnership determines the fair value of its warrants to acquire common shares of GGP, which are not traded on an active market. As such, market transactions are used when available, and a Black-Scholes option pricing model is used, when no applicable market transactions occur, wherein it is required to make estimates and assumptions regarding the expected future volatility of GGP’s shares and the term of the warrants.

The partnership also has certain financial assets and liabilities with embedded participation features related to the values of investment properties. The fair values of these features are based on the fair values of the related investment properties and are subject to the estimates and assumptions associated with investment properties discussed in Note 5, Investment Properties.

The partnership holds other financial instruments that represent equity interests in investment property entities that are measured at fair value as these financial instruments are designated as FVTPL. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

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

NOTE 3: The SPIN-OFF

As described above, the financial information in these consolidated financial statements for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously recorded by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements. Accordingly, net income and comprehensive income not attributable to interests of others in operating subsidiaries has been allocated to the parent company prior to April 15, 2013 and allocated to the limited partners, the general partner and Redeemable/Exchangeable Units on and after April 15, 2013.

The following describes the impact of those new or amended agreements that resulted in changes to the basis of accounting for investments as recorded by Brookfield and as recorded by the partnership.

a)	Redeemable/Exchangeable Units

Prior to the Spin-off, Brookfield effected a reorganization so that the partnership’s commercial property operations, including its office, retail, multi-family, industrial and other assets, located in the United States, Canada, Australia, Brazil and Europe, that have historically been owned and operated, both directly and through its operating entities, by Brookfield, were acquired by the holding entities. The holding entities which were newly formed entities under the laws of the Province of Ontario, the State of Delaware and Bermuda, were established to hold the partnership’s interest in the Business, and the common shares of each of the holding entities are wholly-owned by the operating partnership. In consideration, Brookfield received (i) additional units of the partnership, (ii) Redeemable/Exchangeable Units, representing an 81.8% limited partnership interest in the operating partnership (80.1% as at December 31, 2013 – refer to Note 19(b)), and (iii) $1.25 billion of redeemable preferred shares of one of the holding entities. The Redeemable/Exchangeable Units enable Brookfield, at its request, to redeem the units in whole or in part in exchange for cash, subject to the partnership’s first right to acquire such interest (in lieu of such redemption) in exchange for limited partnership units of the partnership.

The impact of the Redeemable/Exchangeable Units has not been recorded in these consolidated financial statements prior to April 15, 2013, as the Redeemable/Exchangeable Units were not in place prior thereto.

b)	Investments in Australia

On the date of Spin-off, the partnership and Brookfield entered into various agreements which resulted in the holding entities (or their wholly owned subsidiaries) having economic interests in referenced Brookfield commercial and other real property in Australia. The interests were acquired in the form of participating loan agreements with Brookfield, which are hybrid instruments comprising an interest bearing note, a total return swap, and an option to acquire direct or indirect legal ownership in the properties. The participating loan interests provide the holding entities (or their wholly owned subsidiaries) with an economic interest in the results of operations and changes in fair value of the properties. Brookfield retains the legal title to the properties through a wholly-owned subsidiary that is not part of the Business in order to preserve existing financing arrangements. The partnership has control or significant influence over the properties via the participating loan interests. Accordingly, the assets, liabilities and results of the entities that have direct ownership of such properties are consolidated or accounted for under the equity method by the holding entities (or their wholly owned subsidiaries).

These consolidated financial statements reflect the commercial and other real property interests in Australia owned by Brookfield as direct ownership interests prior to April 15, 2013 and reflect the impact of the participating loan agreements thereafter.

c)	Other arrangements with Brookfield

The partnership entered into a Master Services Agreement with affiliates of Brookfield (the “service providers”), to provide management services to the partnership. Pursuant to the Master Services Agreement, the partnership pays a base management fee to the service providers equal to $12.5 million per quarter (subject to an annual escalation by a specified inflation factor beginning on January 1, 2014). Additionally, the operating partnership pays a quarterly equity enhancement distribution to the Property Special LP of 0.3125% of the amount by which the partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the Spin-off, subject to certain adjustments. The Property Special LP also receives incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the operating partnership exceed specified target levels as set forth in the operating partnership’s limited partnership agreement.

The impact of the above-mentioned arrangements with Brookfield has not been recorded in these consolidated financial statements prior to April 15, 2013, as such arrangements were not in place prior thereto.

d)	Allocations by Brookfield to the partnership

Prior to April 15, 2013, the consolidated financial statements included expenses of Brookfield allocated to the partnership for certain functions provided by Brookfield, including, but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives and insurance. These expenses have been allocated to the results of operations on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. The partnership considers the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by the Business during the periods presented. The allocations may not, however, reflect the expense the partnership would have incurred as an independent, publicly-traded company for the periods presented. Subsequent to the Spin-off, the partnership performs these functions through the Master Services Agreement with, among others, Brookfield Property Partners Limited (“BPY General Partner”) (see Note 31 for a description of related party arrangements), and such costs have been recorded in these consolidated financial statements using actual amounts.

NOTE 4: FUTURE ACCOUNTING POLICIES

The following are the accounting policies that the partnership expects to adopt in the future:

Levies: IFRIC 21, “Levies” (“IFRIC 21”) addresses when an entity should recognize a liability to pay a government levy other than income taxes. IFRIC 21 is an interpretation of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The partnership is currently evaluating the impact of IFRIC 21 to its consolidated financial statements.

Financial Instruments: IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The IASB has not finalized a mandatory adoption date. The partnership is currently evaluating the impact of IFRS 9 to its consolidated financial statements.

NOTE 5: INVESTMENT PROPERTIES

	Dec. 31, 2013			Dec. 31, 2012
(US$ Millions)	Operating properties	Development properties	Total	Operating properties	Development properties	Total

Balance at beginning of year	$30,211	$1,485	$31,696	$25,405	$1,746	$27,151
Property acquisitions	4,224	637	4,861	2,584	266	2,850
Property dispositions (1)	(1,340)	(193)	(1,533)	(724)	(6)	(730)
Capital expenditures	514	490	1,004	388	318	706
Reclassification of development to operating	-	-	-	1,068	(1,068)	-
Fair value gains, net	805	143	948	1,225	112	1,337
Change in presentation on spin-off (2)	(1,421)	-	(1,421)	-	-	-
Change in basis of presentation(3)	(175)	(36)	(211)	-	-	-
Foreign currency translation and other changes	(1,139)	(52)	(1,191)	265	117	382
Balance at end of year	$31,679	$2,474	$34,153	$30,211	$1,485	$31,696

(1)	Property dispositions represent fair value at time of sale, or the selling price.
(2)	Certain investment properties have been reclassified to equity accounted investments and participating loan notes to reflect the spin-off. See note 3(b).
(3)	Certain operating and development assets have been reclassified to equity accounted investments, due to the investments being held through entities that the partnership previously consolidated which are now equity accounted investments, or due to the consolidation of previously equity accounted investments.

The partnership determines the fair value of each operating property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Where available, the partnership determines the fair value of investment property based on sales of similar property in the same location and in similar condition and leasing profile. Where comparable sales do not exist the partnership considers information from a variety of sources, including: (i) discounted cash flows based on reliable estimates of future cash flows, supported by the terms of existing lease and other contracts, and evidence such as current market rents for similar properties in the same location and condition, using discount rates to reflect uncertainty in the amount and timing of the cash flows; (ii) recent prices of similar properties in less active markets, with adjustments to reflect any change in economic conditions since the date of the observed transactions that occurred at those prices, including market rents and discount or capitalization rates; and (iii) current prices in an active market for properties of a different nature, condition or location, including differences in leasing and other contracts.

In certain cases, these sources will suggest different conclusions about the fair value of an investment property. In such cases, the partnership considers the reasons for any such differences in validating the most reliable estimate of fair value. Discounted cash flow valuations are completed by undertaking one of two accepted market valuation methods, which include either: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or (ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Fair values are primarily determined by discounting the expected future cash flows as opposed to the direct capitalization approach. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. In circumstances where there is low uncertainty as to the timing and amount of expected cash flows, which is primarily due to the lease profile, maturity and the market in which the property is located, a discounted cash flow approach is applied.

Development properties under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the partnership measures its operating properties and development properties using valuations prepared by management. The partnership does not measure its properties based on valuations prepared by external valuation professionals.

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include the following:

(i)	Discount rate: Increases (decreases) in the discount rate will decrease (increase) the fair value of investment properties;
F-22

(ii)	Terminal capitalization rate: Increases (decreases) in the terminal capitalization rate will decrease (increase) the fair value of investment properties; and
(iii)	Investment horizon: Increases (decreases) in the investment horizon will increase (decrease) the fair value of investment properties.

The key valuation metrics for operating properties, including properties accounted for under the equity method, are set out in the following table on a weighted-average basis:

		Dec. 31, 2013			Dec. 31, 2012
	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)

Office
United States	Discounted cash flow	7.4%	6.2%	11	7.3%	6.3%	11
Canada	Discounted cash flow	6.4%	5.7%	11	6.4%	5.6%	11
Australia	Discounted cash flow	8.5%	7.2%	10	8.9%	7.2%	10
Europe	Discounted cash flow	6.7%	5.3%	10	6.7%	5.8%	10

Retail
United States(1)	Discounted cash flow	7.6%	5.8%	10	5.7%	n/a	n/a
Australia	Discounted cash flow	10.3%	9.5%	10	10.0%	9.5%	10
Brazil	Discounted cash flow	9.0%	7.2%	10	8.5%	7.2%	10

Multi-Family, Industrial and Other
North America	Discounted cash flow	8.4%	7.4%	10	8.7%	8.0%	10
Europe	Discounted cash flow	9.9%	8.2%	10	n/a	n/a	n/a
Australia	Discounted cash flow	9.5%	8.6%	10	9.8%	9.2%	10
(1)	The valuation method used at December 31, 2012 was the direct capitalization method. The amounts presented as the discount rate relate to the implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable. Had the direct capitalization method been used at December 31, 2013, the implied overall capitalization rate would have been 5.4%.

Operating properties with a fair value of approximately $6.2 billion (2012 – $5.5 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any properties held under operating leases.

The following table outlines investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined below.

Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

(US$ Millions) As at December 31, 2013	Level 1	Level 2	Level 3
Investment properties
Operating properties	$-	$-	$31,679
Development properties	-	-	2,474

There were no transfers between Level 1 and Level 2 during the year.

During the year ended December 31, 2013, the partnership capitalized a total of $490 million (2012 — $318 million) of costs related to development properties. Included in this amount is $420 million (2012 — $251 million) of construction and related costs and $70 million (2012 — $67 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2013 is 5.4% (2012 — 6.2%).

Investment properties with a fair value of $29.4 billion (2012 – $25.7 billion) are pledged as security for property debt.

NOTE 6: Business acquisitions and combinations

The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

In June 2013, the partnership and certain institutional partners, through a fund sponsored by Brookfield, acquired a 95% interest in Gazeley Limited (formerly EZW Gazeley Limited) (“Gazeley”), a specialist developer of large scale logistics warehouses and distribution parks in key strategic locations across the UK, Western Europe and China, for total consideration of $370 million.

In October 2013, the partnership, through a subsidiary, acquired Industrial Developments International Inc. (“IDI”), which owns and operates a high quality industrial portfolio, for total consideration of $595 million.

In October 2013, the partnership, through DTLA Holdings LLC (“DTLA”), a subsidiary of BPY, completed the acquisition of MPG Office Trust, Inc. (“MPG”), an owner and operator of office properties in Los Angeles, for $443 million. DTLA is a fund established to invest in downtown Los Angeles office properties that is controlled by Brookfield Office Properties Inc. (“BPO”), through its approximately 47.3% equity interest and the powers it has as manager of the fund. The remaining equity in the fund of approximately 52.7% is held by institutional partners. BPO and its institutional partners contributed cash and the Los Angeles assets previously held by BPO’s U.S. Office Fund, with the exception of Marina Towers, to DTLA. DTLA now indirectly owns both BPO’s existing downtown Los Angeles office assets and all of the assets of MPG.

In addition, during October of 2013, the partnership acquired an additional 50% interest in 125 Old Broad Street in London for cash consideration of $128 million, bringing its ownership in the commercial property to 100%. Prior to the acquisition date, 125 Old Broad Street was accounted for within investments in joint ventures under the equity method of accounting with a carrying value of $136 million.

As a result of all current year acquisitions, the partnership recorded $129 million of revenue and $67 million in net income from operations. Total revenue and net income, including fair value changes that would have been recorded if these acquisitions had occurred at the beginning of the year, would have been $408 million and $106 million, respectively.

The following table summarizes the balance sheet impact of significant acquisitions during 2013 that resulted in consolidation:

(US$ Millions)	MPG	IDI	Gazeley	125 Old Broad Street	Other	Total
Cash and cash equivalents	$156	$28	$40	$-	$13	$237
Accounts receivable and other	46	9	16	26	6	103
Investment properties	1,817	525	484	460	1,278	4,564
Intangible assets	-	-	20	-	-	20
Other non-current assets	-	374	25	-	-	399
Total assets	2,019	936	585	486	1,297	5,323
Less:
Accounts payable and other liabilities	(45)	(46)	(45)	(23)	(7)	(166)
Commercial property debt	(1,531)	(261)	(119)	(207)	(489)	(2,607)
Non-controlling interests(1)	-	(34)	(21)	-	(1)	(56)
Equity	$443	$595	$400	$256	$800	$2,494

Consideration (2)	$443	$595	$370	$256	$800	$2,464

(1)	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition.
(2)	Aggregate of equity and non-controlling interests net to the partnership.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

The following table presents the partnership’s material subsidiaries at the end of the reporting period:

	Jurisdiction of	Economic Interest		Voting Interest
(US$ Millions)	Formation	Dec. 31, 2013	Dec. 31, 2012(1)	Dec. 31, 2013		Dec. 31, 2012(1)
Holding entities
Brookfield Property L.P.(2)	Bermuda	19%	n/a	100%		n/a
Brookfield BPY Retail Holdings II Inc.	Ontario	19%	n/a	100%		n/a
BPY Bermuda Holdings Limited	Bermuda	19%	n/a	100%		n/a
BPY Bermuda Holdings II Limited	Bermuda	19%	n/a	100%		n/a
Brookfield BPY Holdings Inc.	Ontario	19%	n/a	100%		n/a
Real estate entities
Brookfield Office Properties Inc.	Canada	49%	50%	51	%(3)	51	%(3)
Brookfield BPY Holdings (Australia) ULC	Canada	100%	n/a	-	(4)	n/a
DS4 Holdings Limited	Barbados	100%	100%	100%		100%
Sigma Tower Holdings LLC	United States	100%	80%	100%		80%
Brookfield Brazil Retail Fundo de Investimento em Participações	Brazil	35%	35%	-	(5)	-	(5)
Multi-family(6)	Various	13%-52%	13%-52%	-	(5)	-	(5)
Industrial(6)	Various	28%-40%	40%	-	(5)	-	(5)
Other(6)	Various	12%-82%	13%-82%	-	(5)	-	(5)

(1)	Represents the economic and voting interests as previously presented by Brookfield prior to the Spin-off (see Note 3).
(2)	BPY holds all managing general partner units of Brookfield Property L.P. and therefore has the power to direct the relevant activities and affairs of Brookfield Property L.P. The managing general partner units represent 19.0% of the total number of Brookfield Property L.P. units.
(3)	Our indirect interest in BPO consists of 49.2% of the outstanding common shares and 97.2% of the outstanding voting preferred shares, together representing an aggregate voting interest of approximately 50.5% at December 31, 2013.
(4)	Our Australian platform consists of our economic interest in certain of our Australian properties not held through BPO. This economic interest is held in the form of participating loan agreements with Brookfield (see Note 3(b)).
(5)	We hold our economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored private funds. By their nature, limited partnership interests do not have any voting rights. The partnership has entered into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investees.
(6)	Our economic interest set forth above is reflected as a range because our multi-family, industrial and other portfolios are primarily held through Brookfield-sponsored private funds, in which we hold varying interests.

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

	Jurisdiction of	Proportion of economic interests held by non-controlling interests		Profit (loss) allocated to non-controlling interests			Non-controlling interests
(US$ Millions)	Formation	Dec. 31, 2013	Dec. 31, 2012(1)	Dec. 31, 2013	Dec. 31, 2012(1)	Dec. 31, 2011(1)	Dec. 31, 2013	Dec. 31, 2012(1)
Brookfield Office Properties Inc.	Canada	51%	50%	$721	$902	$1,067	$8,337	$7,644
Brookfield Brazil Retail Fundo de Investimento em Participações	Brazil	65%	65%	39	196	146	936	1,047
IDI Realty, LLC(2)	United States	72%	67%	107	-	-	801	118
BREF ONE, LLC	United States	67%	67%	(72)	14	12	369	350
Gazeley Limited(3)	United Kingdom	72%	n/a	38	-	-	254	-
BSREP Australia Trust	Australia	n/a	80%	(1)	(6)	-	-	267
Other		18%-88%	18%-87%	24	58	197	669	1,414
Total				$856	$1,164	$1,422	$11,366	$10,840

(1)	Represents the proportion of ownership interests held by non-controlling interests and related profit (loss) and non-controlling interests as previously presented by Brookfield prior to the Spin-off (see Note 3).
(2)	Information for the year ended and as at December 31, 2012 relates to Verde Realty Operating Partnership, L.P. ("Verde"). In October 2013, we acquired IDI through Verde and are in the process of integrating both companies. Both investments were made through the Brookfield Strategic Real Estate Partners fund, in which the partnership is the lead investor.
(3)	Gazeley was acquired through the Brookfield Strategic Real Estate Partners fund, in which the partnership is the lead investor.

Summarized financial information in respect of each of the partnership’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amount before intercompany eliminations.

	Brookfield Office Properties		Brookfield Brazil Retail Fundo de Investimento em Participações		IDI Realty, Inc.		Gazeley Limited
(US$ Millions) As at and for the year ended	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Current assets	$1,237	$1,128	$115	$154	$75	$55	$43	$-
Non-current assets	29,654	26,351	1,936	2,138	1,895	938	652	-
Total assets	30,891	27,479	2,051	2,292	1,970	993	695	-
Current liabilities	3,364	2,930	38	32	125	303	61	-
Non-current liabilities	13,709	11,585	749	843	773	572	281	-
Total liabilities	17,073	14,515	787	875	898	875	342	-
Equity attributable to owners of the company	12,333	11,431	328	371	270	-	99	-
Non-controlling interests	1,485	1,533	936	1,047	801	118	254	-
Revenue	2,304	2,195	142	143	83	2	46	-
Net income	1,222	1,468	44	259	142	(1)	54	-
Net income attributable to:
Owners of the company	1,091	1,287	6	64	34	-	16	-
Non-controlling interests	131	181	39	196	107	-	38	-
Total comprehensive income attributable to:
Owners of the company	827	1,338	(11)	(37)	-	-	18	-
Non-controlling interests	86	197	(9)	(69)	-	-	44	-
	913	1,535	(20)	(106)	-	-	62	-
Dividends paid to non-controlling interests	$221	$210	$-	$-	$-	$-	$-	$-

Given that BPO is a publicly listed entity subject to independent governance, the partnership has no direct access to the assets of this subsidiary. Certain of the partnership’s subsidiaries are subject to restrictions over the extent to which they can remit funds to the partnership in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

NOTE 8: Equity Accounted INVESTMENTS

The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Details of the partnership’s investments in joint ventures and associates, which have been accounted for following the equity method, are as follows:

		Principal Place	Proportion of Ownership Interests/ Voting Rights Held by the Partnership		Carrying Value
(US$ Millions)	Principal Activity	of Business	Dec. 31, 2013	Dec. 31, 2012(1)	Dec. 31, 2013	Dec. 31, 2012
Joint Ventures
245 Park Avenue, New York	Property holding company	United States	51%	51%	$653	$656
Grace Building, New York	Property holding company	United States	50%	50%	695	625
450 West 33rd Street, New York	Property holding company	United States	75%	75%	191	114
E&Y Complex, Sydney	Property holding company	Australia	50%	50%	236	266
Other	Various	Various	13%-83%	13%-86%	906	1,143
					2,681	2,804
Associates
GGP(2,3)	Real Estate Investment Trust	United States	28%	23%	6,044	4,837
Rouse Properties, Inc. (“Rouse”)(2,3)	Real Estate Investment Trust	United States	39%	43%	399	381
Other	Various	Various	24%-42%	24%-40%	157	16
					6,600	5,234
Total					$9,281	$8,038

(1)	Represents proportion of ownership interest as previously presented by Brookfield prior to the Spin-off. See Note 3.
(2)	In November 2013, the partnership acquired an incremental interest of common shares and warrants of GGP and common shares of Rouse for total consideration of $1,431 million (comprised of the issuance of $435 million of limited partnership units to institutional investors and $996 million of Redemption-Exchange units to Brookfield (see Notes 19 and 31), increasing the partnership's net economic interest in GGP and Rouse to 28% and 39%, respectively.
(3)	The 23% and 43% ownership interests at December 31, 2012 relate to the partnership's consolidated ownership in GGP and Rouse, respectively, which includes the interests of fund investors controlled by the partnership and which are required to be consolidated in the partnership's financial statements. The partnership's net economic interests in GGP and Rouse were 21% and 36%, respectively.

Other jointly controlled entities hold individual operating properties and property developments that the partnership owns together with co-owners where the strategic financial and operating decisions require approval of the co-owners.

In the fourth quarter of 2013, the partnership recorded $290 million of fair values gains within share of net earnings from equity accounted investments from its investment in GGP which was a result of its redevelopments progressing ahead of projections and an increase in budgeted net operating income across the portfolio. Since a significant portion of goodwill recorded on the acquisition of 11% of GGP’s common shares in 2011 was associated with the redevelopment options within the portfolio, the partnership recorded a $249 million impairment of goodwill resulting in a carrying value of $6.0 billion for the partnership’s interest in GGP. Management reviewed the carrying value of its investment in GGP, including the embedded goodwill, for impairment in consideration of, among other factors, the prolonged period of variance between the value of the investment as determined using the publicly-traded share price and the carrying value of the investment. Management also reviewed the operating performance and financial condition of GGP, including the status of the redevelopment properties portfolio, to which a portion of the embedded goodwill was ascribed on initial acquisition of the partnership’s investment in GGP.  The partnership recorded $397 million of fair value gains in the year ended December 31, 2013, including fair value gains related to the redevelopment properties. Management gave consideration to the impact of the fair value gains recorded and considered whether the amount of fair value gains represented a realization of an amount of the initial value ascribed to goodwill, related to such redevelopment properties on initial acquisition of the investment, which is embedded within the carrying value of the investment. Management determined that, based on the fair value gains recorded in fiscal 2013, a portion of the carrying value related to the embedded goodwill ascribed to these redevelopment properties was realized and management estimated the recoverable amount to be the value in use of the investment in GGP discounting the expected cash flows to be received in the form of dividends plus the disposition value of the investment and accordingly recognized an impairment loss, included within share of net earnings from equity accounted investments in the consolidated statement of income, on its investment in GGP for the year ended December 31, 2013.

The fair value of the common shares of GGP consolidated by the partnership based on the trading price of GGP common stock as of December 31, 2013 is $5.1 billion (December 31, 2012 - $4.2 billion). The fair value of the common shares of Rouse held by the partnership based on the trading price of Rouse common stock as of December 31, 2013 is $430 million (December 31, 2012 - $358 million). There are no published prices for the partnership’s other equity accounted investments.

The following table presents the change in the balance of investments in associates and equity accounted joint ventures:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Balance at beginning of year	$8,038	$6,888
Additions, net of disposals	1,386	(21)
Acquisitions through business combinations	346	32
Share of net income, net of impairments	835	1,235
Share of other comprehensive income	-	(35)
Distributions received	(236)	(25)
Foreign exchange	(29)	31
Change in basis of presentation(1)	(1,025)	(73)
Other	(34)	6
Balance at end of year	$9,281	$8,038

(1)	Reflects certain equity accounted investments that were reclassified to participating loan notes to reflect the Spin-off (see Note 3). In addition, reflects changes in the ownership interests in GGP and Rouse as a result of changes to the ownership structure which previously included the interests of certain fund investors controlled and consolidated by the partnership.

The following tables present the gross assets and liabilities and gross income of the partnership’s investments in joint ventures associates and associates:

	Dec. 31, 2013				Dec. 31, 2012
(US$ Millions)	Current Assets	Non-current Assets	Current Liabilities	Non-current liabilities	Current Assets	Non-current Assets	Current Liabilities	Non-current liabilities
Joint Ventures
245 Park Avenue, New York	$20	$2,057	$14	$791	$33	$2,058	$15	$789
450 West 33rd Street, New York	59	666	464	-	57	557	8	454
Grace Building, New York	15	1,742	369	-	12	1,614	16	359
Bourke Place Trust, Sydney	-	-	-	-	50	477	21	55
Darling Park Complex, Sydney	-	-	-	-	25	680	33	673
E&Y Complex, Sydney	2	473	2	-	5	531	5	-
Other	283	3,007	97	1,378	203	2,100	84	1,362
	379	7,945	946	2,169	385	8,017	182	3,692
Investments in Associates
GGP	1,132	38,332	754	17,303	1,085	37,235	1,314	17,574
Rouse	99	2,449	66	1,455	45	2,194	55	1,281
Other	85	955	559	18	140	4	103	-
	1,316	41,736	1,379	18,776	1,270	39,433	1,472	18,855
Total	$1,695	$49,681	$2,325	$20,945	$1,655	$47,450	$1,654	$22,547
F-27

	Year ended Dec. 31, 2013
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Net Income	Other Compre- hensive Income	Partnership's Share of Net Income	Dividends Received
Joint Ventures
245 Park Avenue, New York	$145	$83	$(7)	$55	$-	$27	$29
450 West 33rd Street, New York	48	46	101	103	-	76	-
Grace Building, New York	100	48	102	154	-	76	-
Bourke Place Trust, Sydney	11	3	3	11	-	6	-
Darling Park Complex, Sydney	26	18	(1)	7	-	9	-
E&Y Complex, Sydney	44	11	23	56	-	24	18
Other	189	149	145	186	-	116	10
	563	358	366	572	-	334	57
Investments in Associates
GGP	3,079	1,940	1,510	2,649	64	425	107
Rouse	263	216	99	146	-	63	11
Other	496	457	-	39	-	13	3
	3,838	2,613	1,609	2,834	64	501	121
Total	$4,401	$2,971	$1,975	$3,406	$64	$835	$178

	Year ended Dec. 31, 2012
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Net Income	Other Compre- hensive Income	Partnership's Share of Net Income	Dividends Received
Joint Ventures
245 Park Avenue, New York	$144	$80	$66	$130	$-	$67	$8
450 West 33rd Street, New York	51	42	29	38	-	30	-
Grace Building, New York	100	52	(21)	27	-	13	-
Bourke Place Trust, Sydney	5	(27)	-	32	-	13	-
Darling Park Complex, Sydney	106	21	-	85	-	24	-
E&Y Complex, Sydney	45	10	-	35	-	16	22
Other	315	227	56	144	-	53	19
	766	405	130	491	-	216	49
Investments in Associates
GGP	3,102	1,903	3,131	4,330	(74)	978	70
Rouse	258	233	50	75	-	33	4
Other	548	530	-	18	-	8	3
	3,908	2,666	3,181	4,423	(74)	1,019	77
Total	$4,674	$3,071	$3,311	$4,914	$(74)	$1,235	$126

	Year ended Dec. 31, 2011
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Net Income	Other Compre- hensive Income	Partnership's Share of Net Income	Dividends Received
Joint Ventures
245 Park Avenue, New York	$130	$78	$66	$118	$-	$60	$19
450 West 33rd Street, New York	35	24	7	18	-	14	-
Grace Building, New York	38	20	157	175	-	88	-
Bourke Place Trust, Sydney	51	12	-	39	-	17	-
Darling Park Complex, Sydney	98	26	-	72	-	22	-
E&Y Complex, Sydney	53	13	-	40	-	20	27
Other	1,031	729	463	765	-	475	11
	1,436	902	693	1,227	-	696	57
Investments in Associates
GGP	3,353	2,335	5,269	6,287	(92)	1,401	6
Other	520	500	-	20	-	7	9
	3,873	2,835	5,269	6,307	(92)	1,408	15
Total	$5,309	$3,737	$5,962	$7,534	$(92)	$2,104	$72

Certain of the partnership’s investment in associates are subject to restrictions over the extent to which they can remit funds to the partnership in the form of the cash dividends or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

Note 9: INVestments in Joint Operations

The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenue and expenses of the properties in these consolidated financial statements:

		Place of Incorporation and Principal Place of	Proportion of Economic Interests Held by the Partnership
Name of Entity and Name of Property	Principal Activity	Business	Dec. 31, 2013	Dec. 31, 2012(1)
Brookfield Place – Retail & Parking	Property	Toronto	56%	56%
Brookfield Place III	Development property	Toronto	54%	54%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(2)	Property	Toronto	25%	25%
151 Yonge Street	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	25%	25%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Bankers West Parkade	Development property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
Place de Ville I	Property	Ottawa	25%	25%
Place de Ville II	Property	Ottawa	25%	25%
Jean Edmonds Towers	Property	Ottawa	25%	25%
300 Queen Street	Development property	Ottawa	25%	25%
KPMG Tower(3)	Property	Sydney	50%	50%
World Square Retail(3)	Property	Sydney	50%	50%
52 Goulburn Street(3)	Property	Sydney	50%	50%
235 St Georges Terrace(3)	Property	Perth	50%	50%
108 St Georges Terrace(3)	Property	Perth	50%	50%
Shopping Patio Paulista	Property	São Paulo	60%	60%
Shopping Patio Paulista - Expansion	Development property	São Paulo	44%	44%
Shopping Mogi	Property	São Paulo	63%	63%
Shopping Patio Higienópolis	Property	São Paulo	25%	25%
Shopping Patio Higienópolis - Expansion	Development property	São Paulo	32%	32%
Shopping Cidade	Property	Belo Horizonte	50%	50%
Shopping Raposo	Property	São Paulo	60%	60%
West Shopping	Property	São Paulo	45%	45%
Shopping Patio Higienópolis - Co-Invest	Development property	São Paulo	5%	5%
Shopping Patio Higienópolis Expansion - Co-Invest	Property	São Paulo	6%	6%

(1)	Represents the economic interests as previously presented by Brookfield prior to the Spin-off. See Note 3.
(2)	First Canadian Place in Toronto is subject to a ground lease with respect to 50% of the land on which the property is situated. At the expiry of the ground lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the property.
(3)	The partnership exercises joint control over these jointly controlled assets through a participating loan agreement with Brookfield that is convertible by the partnership at any time into a direct equity interest in the entities that have a direct co-ownership interest in the underlying assets.

NOTE 10: PARTICIPATING LOAN INTERESTS

Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are classified as loans and receivables and accounted for at amortized cost. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(US$ Millions)
Name of Property	Participation Interest	Maturity	Dec. 31, 2013	Dec. 31, 2012(1)
Darling Park Complex, Sydney	30%	Sep. 26, 2020	$161	$-
IAG House, Sydney	50%	Sep. 26, 2020	110	-
NAB House, Sydney	25%	Sep. 26, 2020	105	-
Bourke Place Trust, Melbourne	43%	Sep. 26, 2020	174	-
Jessie Street, Sydney	100%	Feb. 1, 2023	130	-
Fujitsu Centre, Sydney	100%	Feb. 1, 2023	30	-
Infrastructure House, Canberra	100%	Feb. 1, 2023	37	-
Total participating loan interests			$747	$-
(1)	Reflects the participating loan notes as outstanding effective firm date of Spin-off (see Note 3(b)).

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net. The carrying value of the embedded derivative at December 31, 2013 was $56 million (December 31, 2012 – $48 million). For year ended December 31, 2013, the partnership recognized interest income of $40 million (2012 – nil) on the participating loan interests and fair value gains on the associated embedded derivative of $19 million (2012 – nil).

Summarized financial information in respect of the properties underlying the partnership’s investment in participating loan interests is set out below:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Non-current assets	$2,678	$-
Current assets	53	-
Total assets	2,731	-
Non-current liabilities	363	-
Current liabilities	660	-
Total liabilities	1,023	-
Net assets	$1,708	$-

(US$ Millions) Year end Dec. 31,	2013	2012	2011
Revenue	$237	$-	$-
Expense	(116)	-	-
Earnings before fair value gains, net	121	-	-
Fair value gains, net	59	-	-
Net earnings	$180	$-	$-

NOTE 11: other NON-CURRENT ASSETS

The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Hotel operating assets	$2,432	$2,970
Securities designated FVTPL	1,068	915
Derivative assets	868	538
Securities designated AFS	124	208
Goodwill	120	138
Intangible assets	326	460
Other	296	377
Other non-current assets	$5,234	$5,606

Hotel operating assets are presented on a cost basis net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of property, plant and equipment using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income. The partnership determines the fair value for these assets by discounting the expected future cash flows using internal valuations. The partnership also obtained valuations prepared by external valuation professionals as at December 31, 2013 to assist in determining fair value, but external valuations are not necessarily indicative of fair value, and accordingly are used as another data point management to ultimately conclude on the fair value estimate determined. The hotel operating assets are pledged as collateral for the property debt at their respective properties.

Significant unobservable inputs (Level 3) are utilized when determining the fair value of hotel properties. The significant Level 3 inputs include the following:

(i)	Discount rate: Increases (decreases) in the discount rate will decrease (increase) the fair value of investment properties;
(ii)	Terminal capitalization rate: Increases (decreases) in the terminal capitalization rate will decrease (increase) the fair value of investment properties; and
(iii)	Investment horizon: Increases (decreases) in the investment horizon will increase (decrease) the fair value of investment properties.

Key valuation assumptions included a weighted average discount rate of 10.5% (2012 – 9.9%), terminal capitalization rate of 7.6% (2012 – 7.5%), and investment horizon of 7 years (2012 – 5 years).

The table below presents the change to the components of the hotel operating asset value from the beginning of the year:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Cost
Balance at the beginning of the year	$3,129	$640
Additions, net of disposals	133	43
Additions through business combinations	-	2,446
Foreign exchange translation	(85)	-
Change in basis of presentation (1)	(608)	-
	2,569	3,129
Accumulated fair value changes
Balance at the beginning of the year	1	-
Increase from revaluation	138	53
Provision for impairment	(7)	(52)
Disposals	(3)	-
	129	1
Accumulated depreciation
Balance at the beginning of the year	(160)	-
Depreciation	(125)	(160)
Change in basis of presentation (1)	19	-
	(266)	(160)
Total hotel operating assets	$2,432	$2,970

(1)	Certain hotel operating assets in Australia, which are held through an entity which was previously consolidated by the partnership through to September 29, 2013, have been reclassified to equity accounted investments as of September 30, 2013.

Included in equity securities designated as FVTPL is our indirect 22% common equity interest in CWG, a privately held commercial property investment and development company in the United Kingdom.

Derivative assets include the carrying amount of warrants to purchase shares of common stock of GGP with a carrying amount of $868 million (December 31, 2012 - $538 million). The fair value of the warrants as December 31, 2013 was determined using a Black-Scholes option pricing model, assuming a 3.9 year term (December 31, 2012 - 4.9 year term), 51% volatility (December 31, 2012 - 48% volatility), and a risk free interest rate of 1.49% (December 31, 2012 - 0.72%).

Securities designated as AFS include $105 million (December 31, 2012 - $105 million) representing the partnership’s common and preferred equity interest in an office property in Washington, D.C. which is pledged as security for a loan payable to the issuer of $92 million (December 31, 2012 - $92 million) recognized in other non-current liabilities. Also included in securities designated as AFS are commercial mortgage-backed securities with an estimated fair value of nil (December 31, 2012 - $34 million) and securities with a fair value of $19 million (December 31, 2012 - $69 million).

Goodwill represents a portfolio premium recognized in connection with the historical purchase of the partnership’s Brazilian retail assets.

Intangible assets are presented on a cost basis net of accumulated amortization and impairment losses. They primarily represent the trademark and licensing assets we acquired as part of our acquisitions of Paradise Island Holdings Limited (“Atlantis”) and BREF HR, LLC. (“Hard Rock”). As of December 31, 2013, the amount of accumulated amortization was $43 million (December 31, 2012, - $26 million).

Included in other non-current assets is a $89 million (December 31, 2012 - $148 million) receivable upon the earlier of the exercise by the partnership, or BPO, a 51% owned subsidiary of the partnership, of their options to acquire direct ownership of certain properties in the Australian portfolio from a subsidiary of Brookfield on the maturity of the related loans.

NOTE 12: LOANS AND NOTES RECEIVABLE

Loans and notes receivable reside primarily in the partnership’s real estate finance funds and are generally secured by commercial and other income producing real property.

(US$ Millions)	Interest Rate	Maturity Date	Dec. 31, 2013	Dec. 31, 2012
Fixed rate	2.50% to 7.00%	On sale	$21	$-
Variable rate	US LIBOR plus 1.40% to 11.00%	On demand to 2014 and completion	607	458
			$628	$458

Current		On demand to 2014	$608	$212
Non-current(1)		On completion/sale	20	246
Loans and notes receivable			$628	$458

(1)	See Note 31 for related party disclosures.

Included in loans and notes receivable is $558 million (December 31, 2012 - $82 million) of loans receivable in Euros of €407 million (December 31, 2012 - €62 million). Loans receivable of nil (December 31, 2012 - $102 million) have been pledged as collateral for borrowings under credit facilities.

A summary of secured loans and notes receivable by collateral asset class is as follows:

	Dec. 31, 2013		Dec. 31, 2012
(US$ Millions)	Unpaid Principal Balance	Percentage of Portfolio(1)	Unpaid Principal Balance	Percentage of Portfolio(1)
Asset Class
Hotel	$85	14%	$148	40%
Office	497	81%	148	40%
Industrial	29	5%	-	-
Retail	-	-	71	20%
Total collateralized	$611	100%	$367	100%
(1)	Represents percentage of collateralized loans.

NOTE 13: ACCounts RECEIVABLE AND OTHER

The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Accounts receivable(1)	$386	$272
Restricted cash	337	325
Other current assets	312	392
Accounts receivable and other	$1,035	$989
(1)	See Note 31 for related party disclosures.

Restricted cash relates to cash and deposits that are considered restricted when they are subject to contingent rights of third parties.

NOTE 14: Property Debt

Property debt includes the following:

	Dec. 31, 2013		Dec. 31, 2012
(US$ Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured facilities
Brookfield Office Properties' revolving facility	3.5%	$336	-	$-
Brookfield Canada Office Properties' revolving facility	-	-	3.2%	68
Brookfield Office Properties' senior unsecured notes	4.2%	327	4.2%	350
Brookfield Property Partners' credit facility	3.0%	496	-	-

Funds subscription credit facility	1.8%	645	1.8%	523

Secured property debt
Fixed rate	5.1%	10,077	5.6%	8,672
Variable rate	3.9%	9,759	4.5%	10,195
Property debt		$21,640		$19,808

Current		$5,120		$3,366
Non-current		16,520		16,442
Property debt		$21,640		$19,808

Property debt includes foreign currency denominated debt payable in the functional currencies of the borrowing subsidiaries. Property debt by currency is as follows:

	Dec. 31, 2013			Dec. 31, 2012
(Millions)	U.S. Dollars	Local Currency		U.S. Dollars	Local Currency
U.S. dollars	$15,047		$15,047	$12,496		$12,496
Canadian dollars	2,845	C$	3,022	2,506	C$	2,487
Australian dollars	1,711	A$	1,919	3,264	A$	3,140
Brazilian reais	743	R$	1,740	867	R$	1,772
British pounds	1,021		£617	675		£416
Euros	273		€199	-		€-
Property debt	$21,640			$19,808

NOTE 15: CAPITAL SECURITIES

The partnership has the following capital securities outstanding:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Dec. 31, 2013	Dec. 31, 2012
Class B Junior Preferred Shares	30,000,000	5.75%	$750	$-
Class C Junior Preferred Shares	20,000,000	6.75%	500	-
Class AAA Series E (1)	8,000,000	70% of bank prime	-	-
Class AAA Series F	-	6.00%	-	202
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	188	202
Class AAA Series J	8,000,000	5.00%	188	202
Class AAA Series K	6,000,000	5.20%	142	150
Capital Securities - Fund Subsidiaries(2)	-	-	491	-
Capital securities			$2,369	$866

Current			$188	$202
Non-current			2,181	664
Capital securities			$2,369	$866

(1)	The Class AAA series E capital securities are owned by the partnership. The partnership has an offsetting loan receivable against these securities earning an interest at 108% of bank prime.
(2)	The Capital Securities - Fund Subsidiaries represent the equity interests in DTLA held by co-investors in the fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on October 15, 2023, and on every fifth anniversary thereafter, the holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests.

On January 31, 2013, BPO redeemed all of the outstanding Class AAA Series F shares for cash of C$25.00 per share plus accrued and unpaid dividends thereon of C$0.1233 per share, representing a total redemption price of C$25.1233 per share.

Capital securities includes $518 million (December 31, 2012 – $756 million) repayable in Canadian dollars of C$550 million (December 31, 2012 – C$750 million).

Cumulative preferred dividends are payable quarterly, as and when declared by the boards of directors of Brookfield BPY Holdings Inc. and BPO, as applicable, on the last business day of March, June, September and December. On January 30, 2013 the Board of Directors of BPO declared quarterly dividends payable for the Class AAA Series G, H, J and K preferred shares.

The $750 million of Class B Junior and $500 million of Class C Junior redeemable preferred shares of one of the holding entities are held by Brookfield were issued as partial consideration for the Business acquired by the partnership. The Class B preferred shares are entitled to receive a cumulative preferential dividend equal to 5.75% of their redemption value as and when declared by the board of directors of the holding entity until the fifth anniversary of their issuance. After the fifth anniversary of their issuance the Class B preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes. The holding entity may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield will have a right of retraction following the fifth anniversary of the issuance of the Class B preferred shares. The Class C preferred shares are entitled to receive a cumulative preferential dividend equal to 6.75% of their redemption value as and when declared by the board of directors of the holding entity. The holding entity may redeem the Class C preferred shares at any time and must redeem all of the outstanding Class C preferred shares on the seventh anniversary of their issuance. Brookfield will have a right of retraction following the third anniversary of the issuance of the Class C preferred shares. The Class B and Class C preferred shares will be entitled to vote with the common shares of the holding entity and each class of preferred shares will have an aggregate of 1% of the votes to be cast in respect of the holding entity.

The redemption terms of capital securities are as follows:

	Redemption Date(1)	Redemption Price(2)		BPO’s Option(3)	Holder’s Option(4)
Class AAA Series E	Retractable at par		―	—	—
Class AAA Series G	June 30, 2011	US$	26.00	June 30, 2011	September 30, 2015
Class AAA Series H	December 31, 2011	C$	26.00	December 31, 2011	December 31, 2015
Class AAA Series J	June 30, 2010	C$	26.00	June 30, 2010	December 31, 2014
Class AAA Series K	December 31, 2012	C$	26.00	December 31, 2012	December 31, 2016
(1)	Subject to applicable law and rights of BPO, BPO may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2014; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12 months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2015.
(2)	Subject to applicable law and rights of BPO, BPO may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of BPO, such shares are obtainable.
(3)	Subject to the approval of the Toronto Stock Exchange, BPO may, on or after the dates specified above, convert the Class AAA, Series G, H, J and K into common shares of BPO. The Class AAA, Series G, H, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.
(4)	Subject to BPO’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series G, H, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of common shares at such time.

BPO also has $491 million of capital securities outstanding at December 31, 2013 (December 31, 2012 – nil), which represent the amount of common equity related to the other non-controlling shareholders’ interests in DTLA.

NOTE 16: OTHER NON-CURRENT LIABILITIES

The components of other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Other secured debt	$-	$9
Other non-current financial liabilities	250	430
Other non-current liabilities	$250	$439

NOTE 17: INCOME TAXES

The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the partnership’s corporate subsidiaries and for the impact of deferred tax assets and liabilities related to such subsidiaries.

The sources of deferred income tax balances are as follows:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Deferred income tax assets
Non-capital losses (Canada)	$103	$127
Capital losses (Canada)	100	115
Net operating losses (U.S.)	69	38
Non-capital losses (foreign)	6	-
Deferred financing costs	20	24
Foreign currency	4	37
Other	10	7
	312	348
Deferred income tax liabilities
Properties	(1,404)	(1,118)
Investments in associates	(437)	(203)
Other	(3)	-
	(1,844)	(1,321)
Net deferred tax liability	$(1,532)	$(973)

The deferred tax balance movements are as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2012	Income	Other	OCI	Dec. 31, 2013
Deferred tax assets	$348	$5	$(1)	$(40)	$312
Deferred tax liabilities	(1,321)	(492)	(76)	45	(1,844)
Net deferred tax liability	$(973)	$(487)	$(77)	$5	$(1,532)

The Other category primarily relates to adjustments made to the partnership’s equity related to the tax restructuring which occurred as part of the Spin-off.

The aggregate amount of temporary differences with investments in subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2013 is approximately $4 billion.

The deferred tax not recognized is as follows:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Deferred income tax assets
Net operating losses (U.S.)	$30	$-
Net operating losses (foreign)	443	176
Net deferred tax not recognized	$473	$176

The holding entities and their Canadian subsidiaries have deferred tax assets of $103 million (December 31, 2012 – $127 million) related to non-capital losses that expire over the next 20 years, and $100 million (December 31, 2012– $115 million) related to capital losses that have no expiry. The holding entities and their U.S. subsidiaries have gross net operating losses of $99 million (December 31, 2012 – $38 million) that expire over the next 20 years and foreign gross unused tax losses of $449 million which do not expire.

The major components of income tax expense include the following:

(US$ Millions) Year ended Dec. 31,	2013	2012	2011
Current income tax	$14	$121	$164
Deferred income tax	487	368	275
Income tax expense	$501	$489	$439

An investment entity which was acquired during 2013 utilized a pre-acquisition expense, not recognized during purchase accounting to offset post-acquisition gains. In addition, an investment subsidiary utilized previously unrecognized losses to offset current year taxable income.

Year ended Dec. 31,	2013	2012	2011
Statutory income tax rate	29%	27%	28%
Increase (decrease) in rate resulting from:
Portion of income not subject to tax	(3)	(12)	(12)
International operations subject to different tax rates	(5)	4	(4)
Non-controlling interests in income of flow-through entities	(6)	1	-
Change in basis of accounting of investments in associates	6	-	-
Other	1	(4)	(2)
Effective income tax rate	22%	16%	10%

As the partnership is not subject to tax, the above reconciliation has been prepared using a blended statutory rate for jurisdictions where the holding entities and any direct or indirect corporate subsidiaries of such holding entities operate. For the 2012 and 2011 information, the applicable Canadian blended Federal and Provincial tax rate of Brookfield is used as the statutory income tax rate since the information for periods prior to the Spin-off is presented in accordance with the continuity of interests (see Note 2(b)).

NOTE 18: ACCOUNTS PAYABLE AND other liabilities

The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Accounts payable and accrued liabilities	$1,541	$1,425
Other secured debt	-	30
Other liabilities	124	137
Accounts payable and other liabilities	$1,665	$1,592

NOTE 19: Equity

The partnership’s capital structure is comprised of four classes of partnership units: limited and general partnership units, Redeemable/Exchangeable Units of the operating partnership, and special limited partner units of the operating partnership. Prior to the Spin-off, equity otherwise not attributable to interests of others in operating subsidiaries has been allocated to the parent company.

a)	Limited and General Partnership equity

Limited partnership units entitle the holder to their proportionate share of distributions.

General partnership units entitle the holder the right to govern the financial and operating policies of the partnership. The general partnership units are entitled to a 1% general partnership interest, equity enhancement distributions and incentive distributions from the operating partnership. Equity enhancement distributions are equal to 0.3125% of the amount by which the partnership’s total capitalization value exceeds the initial market capitalization of the partnership immediately following the Spin-off, subject to certain adjustments. Incentive distributions are calculated in increments based on the amount by which quarterly distributions on the limited partnership units of the operating partnership exceed specified target levels as set forth in the partnership’s limited partnership agreement.

Each limited partnership unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that Redeemable/Exchangeable Unitholders will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Units equal to 49% of the total voting power of all outstanding units.

There are no units reserved for issue under options or other contacts.

General partnership units and limited partnership units outstanding are as follows:

	General partnership units		Limited partnership units		Total
(Thousands of units)	2013	2012	2013	2012	2013	2012
Outstanding at beginning of year	-	-	-	-	-	-
Issued on Spin-off	139	-	80,091	-	80,230	-
Issued on November 1, 2013 for the acquisition of incremental GGP shares	-	-	22,431	-	22,431	-
Outstanding at end of year	139	-	102,522	-	102,661	-

b)	Redeemable/Exchangeable Units

The Redeemable/Exchangeable Units are non-voting limited partnership interests in the operating partnership and have the same economic attributes in all respects with the partnership’s class A limited partner units, as renamed managing general partner units effective August 8, 2013 (see Note 1(c)), in the operating partnership, except for the redemption right described below. Beginning on April 15, 2015, the Redeemable/Exchangeable Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s limited partnership units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s limited partnership units (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Units for limited partnership units of the partnership, the Redeemable/Exchangeable Units are required to be redeemed for cash. The Redeemable/Exchangeable Units provide the holder the direct economic benefits and exposures to the underlying performance of the partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owns a direct interest in the managing general partner units of the operating partnership. In November 2013, Brookfield decreased their ownership interest in their limited partnership interests in the operating partnership from 81.8% to 80.1% as a result of the partnership’s issuance of Redeemable/Exchangeable Units to Brookfield (see Note 31) and limited partnership units to institutional investors on the acquisition of additional GGP shares and warrants and Rouse shares.

Redeemable/Exchangeable Units outstanding are as follows:

	Redeemable/ Exchangeable Units
(Thousands of units)	2013	2012
Outstanding at beginning of year	-	-
Issued on Spin-off	381,329	-
Issued on November 15, 2013 for the acquisition of incremental GGP shares	51,320	-
Outstanding at end of year	432,649	-

c)	Special limited partner units of operating partnership

Property Special LP served as the general partner of the operating partnership and had sole authority for the management and control of the operating partnership until the reorganization which was effected on August 8, 2013 (see Note 1(c)). The general partner of Property Special LP is Brookfield Property General Partner Limited (“General Partner”), a corporation owned indirectly by Brookfield and previously controlled by the partnership through to August 8, 2013, through the General Partner, pursuant to the voting agreement. Property Special LP is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the special limited partner unit interests in the operating partnership.

On August 8, 2013, the partnership and Brookfield amended the partnership agreement for the operating partnership, to among other things make the partnership the managing general partner of the operating partnership (see Note 1(c)). This change simplified the governance structure of the partnership and more clearly delineated the partnership’s governance, rights and power over the relevant activities in respect of the operating partnership. As a result, the Voting Agreement between the partnership and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the operating partnership’s general partner, Property Special LP, as directed by the partnership, was terminated and related changes were made to the partnership agreement of the partnership and the Master Services Agreement.

Prior to August 8, 2013, Property Special LP held 1% general partner units and as part of the reorganization effected on August 8, 2013 these units were transferred to be 1% special limited partner units (see Note 1(c)). Property Special LP is entitled to the same distributions and the nature and voting rights of the special limited partner units are the same as the class A limited partner units. The managing general partner units held by the partnership continue to entitle the holder thereof to one vote for the purposes of any approval at a meeting of limited partners.

There were 4,759,997 special limited partner units outstanding at December 31, 2013.

d)	Distributions

For the period from April 15, 2013, the date of the Spin-off, to December 31, 2013 distributions to general partners, limited partners and holders of the Redeemable/Exchangeable and special limited partner units of the operating partnership were nil, $56 million and $257 million, respectively, or $0.6277 per unit.

e)	Earnings per unit

Earnings per unit reflect net income attributable to the limited partners of the partnership for the period from April 15, 2013 to December 31, 2013 of $118 million. There are no dilutive instruments outstanding. Earnings per unit have been presented effective for the period from the date of the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the limited partnership unitholders (see Note 3).

NOTE 20: NON-CONTROLLING INTERESTS

Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Redeemable/Exchangeable and special limited partner units of the operating partnership held by Brookfield	$11,092	$-
Preferred shares held by Brookfield	25	-
Preferred equity of subsidiaries	1,614	1,443
Non-controlling interests in subsidiaries	9,727	9,397
Interests of others in operating subsidiaries	11,366	10,840
Non-controlling interests	$22,458	$10,840

Non-controlling interests in subsidiaries consists of the following:

		Proportion of economic interests held by non- controlling interests
(US$ Millions)	Principal Place of Business	Dec. 31, 2013	Dec. 31, 2012(1)	Dec. 31, 2013	Dec. 31, 2012(1)
Brookfield Office Properties Inc.	U.S., Canada, Australia, UK	51%	50%	$6,723	$6,201
Brookfield Brazil Retail Fundo de Investimento em Participações	Brazil	65%	65%	936	1,047
IDI Realty, LLC	United States	72%	67%	801	118
BREF ONE, LLC	U.S., Bahamas	67%	67%	369	350
Gazeley Limited	UK, Germany, France, Italy, Spain	72%	n/a	254	-
BSREP Australia Trust	Australia	n/a	80%	-	267
Other	Various	18%-88%	18%-87%	644	1,414
Non-controlling interests in subsidiaries				$9,727	$9,397
(1)	Represents the economic interests as previously presented by Brookfield prior to the Spin-off (see Note 3).

In connection with the Spin-off, Brookfield provided a total of $25 million of working capital to the holding entities by subscribing for $5 million of preferred shares in one of the holding entities and in each of the four wholly-owned subsidiaries of other holding entities (see Note 7 for the holding entities). The preferred shares are entitled to receive a cumulative preferential cash dividend equal to $1.25 million per year as and when declared by the board of the directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance.

NOTE 21: COMMERCIAL PROPERTY REVENUE

The components of commercial property revenue are as follows:

(US$ Millions)	2013	2012	2011
Base rent	$2,573	$2,423	$2,120
Straight-line rent	107	96	36
Lease termination	5	21	7
Other	225	318	222
Commercial property revenue	$2,910	$2,858	$2,385

NOTE 22: INVESTMENT AND OTHER REVENUE

The components of investment and other revenue are as follows:

(US$ Millions)	2013	2012	2011
Fee revenue	$50	$51	$69
Dividend income	19	47	28
Interest income	44	70	130
Participating loan notes	40	-	-
Other	56	(1)	5
Investment and other revenue	$209	$167	$232

NOTE 23: DIRECT COMMERCIAL PROPERTY EXPENSE

The components of direct commercial property expense are as follows:

(US$ Millions)	2013	2012	2011
Employee compensation and benefits	$98	$93	$62
Property maintenance	587	543	452
Real estate taxes	385	371	303
Ground rents	33	29	29
Other	101	153	85
Direct commercial property expense	$1,204	$1,189	$931

The partnership leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend up to a further 5 years. Minimum rental commitments on non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2013	Dec 31, 2012
Not later than 1 year	$1,765	$1,612
Later than 1 year and no longer than 5 years	6,195	5,203
Later than 5 years	8,306	6,445
	$16,266	$13,260

Direct commercial property expense for the year ended December 31, 2013 includes $27 million (2012 — $27 million) representing rent expense associated with operating leases for land on which certain of the partnership's operating properties are situated. The partnership does not have an option to purchase the leased land at the expiry of the lease periods. Future minimum lease payments under these arrangements are as follows:

(US$ Millions)	Dec. 31, 2013	Dec 31, 2012
Not later than 1 year	$30	$33
Later than 1 year and no longer than 5 years	108	112
Later than 5 years	1,486	1,523
	$1,624	$1,668

NOTE 24: DIRECT HOSPITALITY EXPENSE

The components of direct hospitality expense are as follows:

(US$ Millions)	2013	2012	2011
Employee compensation and benefits	$357	$248	$56
Marketing and advertising	48	35	5
Cost of food, beverage, and retail goods sold	80	60	18
Maintenance and utilities	96	71	6
Depreciation and amortization of real estate assets	124	49	-
Other	376	224	53
Direct hospitality expense	$1,081	$687	$138

NOTE 25: ADMINISTRATION AND OTHER EXPENSE

The components of administration expense are as follows:

(US$ Millions)	2013	2012	2011
Employee compensation and benefits	$133	$96	$91
Depreciation and amortization of non-real estate assets	38	55	20
Fund asset management fees	69	-	-
Management fee	36	-	-
Foreign exchange	(11)	2	2
Other	90	52	45
Administration and other expense	$355	$205	$158

NOTE 26: FAIR VALUE GAINS, Net

The components of fair value gains, net, are as follows:

(US$ Millions) Year ended Dec. 31,	2013	2012	2011
Investment properties	$948	$1,337	$1,392
Financial instruments	89	20	165
Other fair value losses	(167)	(130)	(48)
Fair values gains, net	$870	$1,227	$1,509

NOTE 27: OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income consists of the following:

(US$ Millions)	2013	2012	2011
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation (losses) in respect of foreign operations	$(854)	$58	$(220)
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for 2013 of $3 million (2012 - $(1) million; 2011 - $(8) million)(1)	35	(28)	(24)
	(819)	30	(244)
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for 2013 of $45 million (2012 – $(28) million; 2011 - $(32) million)	148	(37)	(193)
Reclassification of losses on derivatives designated as cash flow hedges, net of income taxes for 2013 of $3 million (2012 - $3 million; 2011 - $1 million)	11	7	2
	159	(30)	(191)
Available-for-sale securities
Change in unrealized gains on available-for-sale securities, net of income taxes for 2013 of nil (2012 - nil; 2011 - nil)	-	11	(6)
	-	11	(6)
Equity accounted investments
Share of unrealized foreign currency translation (losses) in respect of foreign operations, net of income taxes for 2013 of $11 million (2012 - nil; 2011-nil)	14	(6)	-
	14	(6)	-
Items that will not be reclassified to net income:
Revaluation surplus, net of taxes of nil (2012 - nil; 2011 - nil)	183	53	-
Other comprehensive income (loss)	$(463)	$58	$(441)
(1)	Unrealized gains and losses on hedges of net investments in foreign operations are with a related party.

NOTE 28: GUARANTEES, CONTINGENCIES AND OTHER

In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

The partnership’s operating subsidiaries have also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership does not conduct its operations, other than those of equity-accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $56 million (A$63 million), is being pursued against one of the partnership’s subsidiaries related to security on a defaulted loan. Management has determined that the most probable cash outflow related to the litigation being pursued against the company is $24 million (A$27 million), which has been fully provided for in the partnership’s financial statements. The partnership anticipates this specific litigation will be settled in 2014.

The partnership, through its 50% interest in London Wall Place LP, has a £125 million commitment in respect of obligations under an agreement for underlease relating to 1 London Wall Place December 31, 2013.

At December 31, 2013, the partnership has commitments totaling approximately C$200 million for the development of Bay Adelaide East in Toronto and Brookfield Place East Tower in Calgary and approximately A$250 million for the development of Brookfield Place Perth Tower 2.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm).

In the second quarter of 2013, Brookfield announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund.

NOTE 29: CAPITAL MANAGEMENT AND LIQUIDITY

The capital of the partnership consists of property debt, capital securities, other secured debt and equity.

The partnership’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations and to reduce its weighted average cost of capital and improve the returns on equity through value enhancement initiatives and the consistent monitoring of the balance between debt and equity financing of the subsidiaries. As at December 31, 2013, the recorded values of capital in the financial statements totaled $49 billion (December 2012 - $45 billion). Its principal liquidity needs for the next year are to:

•	fund recurring expenses;
•	meet debt service requirements;
•	fund those capital expenditures deemed mandatory, including tenant improvements;
•	fund development costs not covered under construction loans;
•	fund investing activities which could include discretionary capital expenditures;
•	fund property acquisitions; and
•	fund distributions to unitholders.

Most of the partnership’s borrowings are in the form of long-term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise the partnership’s ability to finance the balance of its operations.

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2013. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership.

The partnership’s strategy is to satisfy its liquidity needs in respect of the partnership using the partnership’s cash on hand, cash flows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. The operating subsidiaries of the partnership also generate liquidity by accessing capital markets on an opportunistic basis.

The partnership’s principal liquidity needs for periods beyond the next year are for scheduled debt maturities, distributions, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. The partnership plans to meet these needs with one or more of: cash flows from operations; construction loans; creation of new funds; proceeds from sales of assets; proceeds from sale of non-controlling interests in subsidiaries; and credit facilities and refinancing opportunities.

The table below present’s the partnership’s contractual obligations as of December 31, 2013 and 2012:

(US$ Millions)		Payments Due By Period
As at Dec. 31, 2013	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years	Dec. 31, 2012 Total
Property debt	$21,640	$5,120	$5,563	$6,230	$4,727	$19,847
Capital securities	2,369	188	440	-	1,741	866
Other financial liabilities	1,915	1,665	56	3	191	1,992
Interest expense(1) on the following:
Property debt	4,127	983	1,566	834	744	3,993
Capital securities	673	110	184	154	225	106
Interest rate swaps	1	-	1	-	-	-

(1)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 30: FINANCIAL INSTRUMENTS

(a)	Derivatives and hedging activities

The partnership and its subsidiaries use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership uses the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar, British pound and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•	Interest rate caps to hedge interest rate risk on certain variable rate debt; and
•	Total return swaps on BPO’s shares to economically hedge exposure to variability in its share price under its deferred share unit plan.

The partnership also designates Canadian dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest rate hedging

As at December 31, 2013, the partnership had derivatives representing a notional amount of $1,552 million in place to fix rates on forecasted fixed rate financings with maturities between 2024 and 2026 at rates between 2.3% and 4.7%. As at December 31, 2012, the partnership had derivatives representing a notional amount of $1,377 million in place to fix rates on forecasted fixed rate financings with a maturity between 2023 and 2025 at rates between 2.1% and 4.7%. The hedged forecasted fixed rate financings are denominated in U.S. Dollars and Canadian Dollars.

As at December 31, 2013, the partnership had derivatives with a notional amount of $4,188 million in place to fix rates on existing variable rate debt at between 0.6% and 5.9% for debt maturities between 2014 and 2020. As at December 31, 2012, the partnership had derivatives with a notional amount of $5,034 million in place to fix rates on existing variable rate debt at between 0.6% and 10.5% for debt maturities between 2013 and 2017. The hedged variable rate debts are denominated in U.S. Dollars, British Pounds and Australian Dollars.

The fair value of the partnership’s outstanding interest rate derivative positions as at December 31, 2013 is a loss of $61 million (December 31, 2012 — loss of $273 million). For the years ended December 31, 2013, 2012 and 2011, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership’s interest rate hedging activities was not significant.

Foreign currency hedging

The partnership has derivatives designated as net investment hedges of the partnership’s investments in foreign subsidiaries. As at December 31, 2013, the partnership had hedged a notional amount of £770 million at rates between £0.61/$ and £0.65/$ using foreign currency forward contracts maturing between May 2014 and November 2014. As at December 31, 2012, the partnership had designated a notional amount of £45 million at £0.62/$ using foreign currency forward contracts maturing June 30, 2013. In addition, as at December 31, 2013, the partnership had hedged a notional amount of €550 million (December 31, 2012 — nil) at rates between €0.73/$ and €0.74/$ using foreign currency forward contracts maturing between August and December 2014. The partnership had also hedged, as at December 31, 2013, a notional amount of AU$ 535 million (December 31, 2012 — nil) at rates between AU$1.06/$ and AU$1.12/$ using foreign currency forward contracts maturing between March and November 2014.

The fair value of the partnership’s outstanding foreign currency forwards as at December 31, 2013 is a loss of $27 million (December 31, 2012 — nil).

In addition, as of December 31, 2013, the partnership had designated C$900 million (December 31, 2012 — C$1,100 million) of Canadian dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

Other derivatives

The following other derivatives have been entered into to manage financial risks and have not been designated as hedges for accounting purposes.

At December 31, 2013, BPO had a total return swap under which BPO received the return on a notional amount of 1.4 million BPO common shares in connection with its deferred share unit plan. The fair value of the total return swap at December 31, 2013 was $1 million (December 31, 2012 — gain of $1 million) and a $5 million gain in connection with the total return swap was recognized in general and administrative expense in the year ended December 31, 2013 (2012 — gain of $1 million, 2011 – gain of $2 million).

At December 31, 2013, the partnership had interest rate cap contracts outstanding with a notional amount of $3,553 million, at rates between 2.5% and 4.5% and expiring between 2014 and 2016. As at December 31, 2012, the partnership had interest rate cap contracts outstanding with a notional amount of $3,564 million, at rates between 1.2% and 4.5% and expiring between 2013 and 2016. The fair value of these contracts at December 31, 2013 was nil (December 31, 2012 — nil). In addition as of December 31, 2013, the partnership had interest rate swaps with a notional amount of $37 million (December 31, 2012 — nil), with interest rates between 0.8% and 1.4% maturing between 2017 and 2020. The fair value of these contracts as at December 31, 2013 was nil (December 31, 2012 — nil).

(b)	Measurement and classification of financial instruments

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

Classification and measurement

The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the financial statements:

			Dec. 31, 2013		Dec. 31, 2012
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost(1)	$747	$747	$-	$-
Loans and notes receivable	Loans and receivables	Amortized cost	628	628	458	458
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair Value	1,068	1,068	915	915
Derivative assets	FVTPL	Fair Value	868	868	538	538
Securities designated as AFS	AFS	Fair Value	124	124	208	208
Other receivables	Loans and receivables	Amortized cost	95	95	148	148
Accounts receivable and other
Other receivables	Loans and receivables	Amortized cost	1,035	1,035	989	989
Cash and cash equivalents	Loans and receivables	Amortized cost	1,368	1,368	894	894
			$5,933	$5,933	$4,150	$4,150
Financial liabilities
Property debt	Other liabilities	Amortized cost(2)	$21,640	$22,003	$19,808	$20,353
Capital securities	Other liabilities	Amortized cost	2,369	2,380	866	890
Other non-current liabilities
Other secured debt	Other liabilities	Amortized cost	-	-	9	9
Other non-current financial liabilities	Other liabilities	Amortized cost(3)	250	250	430	430
Accounts payable and other liabilities	Other liabilities	Amortized cost(4)	1,665	1,665	1,592	1,592
			$25,924	$26,298	$22,705	$23,274
(1)	Includes embedded derivatives classified as FVTPL and measured at fair value of $56 million (2012 - $48 million).
(2)	Includes embedded derivatives classified as FVTPL and measured at fair value of nil (2012 - $54 million).
(3)	Includes embedded derivatives classified as FVTPL and measured at fair value of nil (2012 - $98 million).
(4)	Includes embedded derivatives classified as FVTPL and measured at fair value of $128 million (2012 - $248 million).

Fair value hierarchy

The partnership values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In limited circumstances, the partnership uses input parameters that are not based on observable market data and believes that using alternative assumptions will not result in significantly different fair values.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2013				Dec. 31, 2012
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests – embedded derivative	$-	$-	$56	$56	$-	$-	$48	$48
Other non-current assets
Securities designated as FVTPL	-	-	1,068	1,068	-	-	915	915
Securities designated as AFS	-	-	124	124	-	-	208	208
Derivative assets	-	70	868	938	-	-	538	538
	$-	$70	$2,116	$2,186	$-	$-	$1,709	$1,709
Financial liabilities
Property debt	$-	$-	$-	$-	$-	$-	$54	$54
Other non-current liabilities	-	-	-	-	-	98	-	98
Accounts payable and other liabilities	-	128	-	128	-	248	-	248
	$-	$128	$-	$128	$-	$346	$54	$400

There have been no transfers during the period between levels. The table below summarizes the valuation techniques and inputs of Level 2 assets:

Type of asset/liability	Valuation technique(s)
Foreign currency forward contracts	Discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at a credit adjusted rate
Interest rate contracts	Discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

The table below summarizes the valuation techniques and inputs of Level 3 assets:

Type of asset/liability	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Investment in common shares	Net asset valuation	Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	Increases (decreases) in the forward exchange rate would increase (decrease) fair value
		Discount rate	Decreases (increases) in the discount rate would increase (decrease) fair value
Warrants	Black-Scholes model	Volatility	Increases (decreases) in volatility would increase (decrease) fair value

A reconciliation of fair value measurements in Level 3 is presented below:

	Dec. 31, 2013		Dec. 31, 2012
(US$ Millions)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance at beginning of year	$1,709	$54	$1,384	$56
Acquisitions	353	-	226	-
Dispositions	(85)	(54)	(83)	-
Fair value gains (losses), net and OCI	149	-	182	(2)
Reclassification (to) and from consolidated assets	(10)	-	-	-
Balance at end of year	$2,116	$-	$1,709	$54

(c)	Market risk

Interest rate risk

The partnership faces interest rate risk on its variable rate financial assets and liabilities. In addition, there is interest rate risk associated with the partnership's fixed rate debt due to the expected requirement to refinance such debt in the year of maturity. The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the partnership's variable rate assets and liabilities and fixed rate debt maturing within one year:

(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012
Variable rate property debt	112	108
Fixed rate property debt due within one year	8	9
Total	$120	$117

The partnership manages interest rate risk by primarily entering into fixed rate operating property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The partnership also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on anticipated refinancing of fixed rate debt.

Foreign currency risk

The partnership is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The partnership's exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the US dollar is summarized below:

	Dec. 31, 2013				Dec. 31, 2012				Dec. 31, 2011
(Millions)	Equity after subtracting non- controlling interests of others in operating subsidiaries		OCI	Net Income	Equity attributable to parent company		OCI	Net Income	Equity attributable to parent company		OCI	Net Income
Canadian Dollar	C$	631	$(59)	$-	C$	1,020	$(93)	$-	C$	935	$(84)	$-
Australian Dollar	A$	1,716	(154)	-	A$	2,104	(199)	-	A$	2,005	(186)	-
British Pound		£998	(165)	-		£785	(116)	-		£641	(90)	-
Euro		€161	(31)	(6)		€62	-	(8)		€83	-	(10)
Brazilian Real	R$	1,046	(45)	-	R$	911	(41)	-	R$	586	(28)	-
Total			$(454)	$(6)			$(449)	$(8)			$(388)	$(10)

Equity price risk

The partnership faces equity price risk in connection with a total return swap under which it receives the returns on a notional 1,411,579 of BPO’s common shares. A $1 increase or decrease in BPO’s share price would result in a $1 million gain or loss being recognized in administration and other expense.

The partnership also faces equity price risk related to its indirect 22% common equity interest in CWG. A $1 increase or decrease in CWG’s share price would result in a $141 million gain or loss being recognized in fair value gains.

(d)	Credit risk

The partnership's maximum exposure to credit risk associated with financial assets is equivalent to the carrying value of each class of financial assets as separately presented in loans and notes receivable, other non-current assets, accounts receivables and other, and cash and cash equivalents.

Credit risk arises on loans and notes receivables in the event that borrowers default on the repayment to the partnership. The partnership mitigates this risk by attempting to ensure that adequate security has been provided in support of such loans and notes.

Credit risk related to accounts receivable arises from the possibility that tenants may be unable to fulfill their lease commitments. The partnership mitigates this risk through diversification, ensuring that borrowers meet minimum credit quality requirements and by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The partnership maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened.

Currently no one tenant represents more than 10% of operating property revenue.

The majority of the partnership's trade receivables are collected within 30 days. The balance of accounts receivable and loans and notes receivable past due is not significant.

NOTE 31: RELATED PARTIES

In the normal course of operations, the partnership entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the consolidated financial statements.

The immediate parent of the partnership is the managing general partner. The ultimate parent of the partnership is Brookfield. Other related parties of the partnership represent its subsidiaries and operating entities.

The partnership issued $996 million of Redeemable/Exchangeable Units to Brookfield as a portion of the consideration in respect of the acquisition of additional common shares and warrants of GGP and common shares of Rouse in November 2013 (see Note 19 (b)).

Transactions with other related parties

Since Spin-off, the partnership had a management agreement with its service providers, wholly-owned subsidiaries of Brookfield.

Pursuant to the Master Services Agreement, on a quarterly basis, the partnership pays a base management fee, referred to as the base management fee, to the service providers equal to $12.5 million per quarter ($50 million annually). The base management fee for the period of April 15, 2013 through December 31, 2013 was $35.5 million.

Additionally, the partnership pays a quarterly equity enhancement distribution to the Property Special LP of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value immediately following the Spin-off, subject to certain adjustments. For purposes of calculating the equity enhancement distribution, the capitalization of the partnership is equal to the volume weighted average of the closing prices of the partnership’s units on the New York Stock Exchange (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership. The equity enhancement distribution from Spin-off (April 15, 2013) to December 31, 2013 was nil.

During the period of April 15, 2013 through December 31, 2013, $29 million was reimbursed at cost to the service providers of the partnership. These amounts represent third party costs that were paid for by Brookfield on behalf of the partnership relating to Spin-off expenses, general and administrative expenses, and acquisition related expenses of the partnership. These expenses were charged to the partnership from Brookfield at cost.

The following table summarizes transactions with related parties:

(US$ Millions) Balances outstanding as at	Dec. 31, 2013	Dec. 31, 2012
Participating loan interests	$747	$-
Loans and notes receivable (1)	293	423
Receivables and other assets	11	1
Capitalized construction profits payable to Brookfield Asset Management Inc.	-	49
Property debt payable	341	30
Other liabilities	98	52

(US$ Millions) Year ended Dec. 31,	2013	2012	2011
Commercial property revenue(2)	$7	$10	$2
Interest and other income	52	40	101
Interest expense on commercial property debt	12	4	41
Administration expense (3)	147	51	50
Management fees paid	130	21	30
Management fees received	-	-	15

(1) Includes $128 million receivable from Brookfield upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

(2) Amounts received from Brookfield and its subsidiaries for the rental of office premises.

(3) Amounts paid to Brookfield and its subsidiaries for administrative services.

NOTE 32: Payroll Expense

The partnership has no employees or directors; therefore the partnership does not remunerate key management personnel. Key decision makers of the partnership are all employees of the ultimate parent company who provide management services under the Master Services Agreement.

Throughout the year, the managing general partner in its capacity as the partnership’s general partner incurs director fees, a portion of which are charged to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the year ended December 31, 2013 (2012 – n/a, 2011 – n/a).

NOTE 33: SEGMENTED INFORMATION

The partnership has three operating segments which are independently reviewed and managed by the chief operating decision maker (“CODM”), who is identified as the chief executive officer of the service providers of the partnership. The operating segments are office, retail, and multi-family, industrial and other located in the North America, Australia, Brazil and Europe.

The CODM measures and evaluates segment performance based on equity, net operating income (“NOI”), and funds from operations (“FFO”). NOI and FFO do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. The partnership defines these measures as follows:

•	NOI: means revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses, with the exception of depreciation and amortization of real estate assets.

•	FFO: means income, including equity accounted income, before realized gains (losses) on real estate property, fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests.

The following summary presents segmented financial information for the partnership’s principal geographic areas of business:

	Total assets		Total liabilities		Equity after subtracting non- controlling interests of others in operating subsidiaries
(US$ Millions)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Office
United States (1)	$19,373	$16,247	$10,218	$8,193	$8,021	$7,349
Canada (2)	5,144	5,262	2,860	2,526	1,796	2,224
Australia (3)	4,547	5,811	2,027	2,750	2,390	2,938
Europe	2,769	2,063	1,179	744	1,589	1,317
Developments	2,033	1,531	540	560	753	554
Unallocated (4)	-	-	1,291	1,284	(7,348)	(7,362)
	33,866	30,914	18,115	16,057	7,201	7,020
Retail
United States (5)	7,311	5,757	-	305	7,311	5,029
Australia	129	231	61	102	65	107
Brazil	2,052	2,287	787	871	328	369
	9,492	8,275	848	1,278	7,704	5,505
Multi-Family, Industrial and Other (6)	9,050	8,492	6,158	6,343	1,042	638
Corporate	38	-	2,335	-	(2,323)	-
	$52,446	$47,681	$27,456	$23,678	$13,624	$13,163

(1)	Equity after subtracting non-controlling interests of others in operating subsidiaries is net of non-controlling interests of $1,134 million (2012 - $705 million).
(2)	Equity after subtracting non-controlling interests of others in operating subsidiaries is net of non-controlling interests of $488 million (2012 - $512 million).
(3)	Equity after subtracting non-controlling interests of others in operating subsidiaries is net of non-controlling interests of $130 million (2012 - $123 million).
(4)	Unallocated liabilities include corporate debt and capital securities. Equity after subtracting non-controlling interests of others in operating subsidiaries includes non-controlling interests.
(5)	During 2013, the partnership recorded an impairment loss of $249 million on its investment in GGP. See Note 8.
(6)	Operations in North America, Europe, Australia, and Brazil.

(US$ Millions)	Total revenue			NOI			FFO(1)
Year ended Dec. 31,	2013	2012	2011	2013	2012	2011	2013	2012	2011
Office
United States (2)	$1,482	$1,418	$1,124	$796	$820	$561	$389	$470	$435
Canada (3)	555	598	525	280	285	259	147	220	213
Australia	426	460	417	273	302	250	201	197	129
Europe (4)	91	77	49	50	33	32	39	44	20
Unallocated (5)	-	-	-	-	-	-	(437)	(567)	(490)
	2,554	2,553	2,115	1,399	1,440	1,102	339	364	307
Retail
United States	-	-	-	-	-	-	296	254	206
Australia	16	17	12	12	14	13	7	4	5
Brazil	142	143	167	94	95	111	5	2	(8)
Europe	-	-	1	-	-	1	-	-	(1)
	158	160	180	106	109	125	308	260	202
Multi-Family, Industrial and Other(6)	1,575	1,055	486	412	225	253	52	7	56
Corporate	-	-	-	-	-	-	(117)	-	-
	$4,287	$3,768	$2,781	$1,917	$1,774	$1,480	$582	$631	$565

(1)	FFO represents interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the condensed consolidated statements of income.
(2)	2013 FFO include equity accounted income of $63 million (2012 - $79 million, 2011 - $172 million) and is net of non-controlling interests of $28 million (2012 - $29 million, 2011 - $53 million).
(3)	2013 FFO is net of non-controlling interests of $23 million (2012 - $65 million, 2011 - $23 million).
(4)	2013 FFO include a dividend of $14 million from CWG (2012 - $40 million, 2011 - $16 million).
(5)	FFO primarily include unallocated interest expense, and non-controlling interest.
(6)	Operations primarily in North America with interests in Europe and Australia.

The following table provides a reconciliation of revenue, NOI and FFO to net income before non-controlling interests in subsidiaries for the years ended December 31, 2013, 2012 and 2011:

(US$ Millions)	2013	2012	2011
Commercial property revenue	$2,910	$2,858	$2,385
Hospitality revenue	1,168	743	164
Direct commercial property expense	(1,204)	(1,189)	(931)
Direct hospitality expense	(1,081)	(687)	(138)
Depreciation and amortization of real estate assets (1)	124	49	-
NOI	1,917	1,774	1,480
Investment and other revenue	209	167	232
Share of equity accounted income excluding fair value gains	435	427	492
Interest expense	(1,088)	(1,020)	(962)
Administration and other expense	(355)	(205)	(158)
Non-controlling interests of others in operating subsidiaries in funds from operations	(536)	(512)	(519)
FFO (2)	582	631	565
Depreciation and amortization of real estate assets (1)	(124)	(49)	-
Fair value gains, net	870	1,227	1,509
Share of equity accounted fair value gains	414	808	1,612
Income tax expense	(501)	(489)	(439)
Share of equity accounted income tax expense	(14)	-	-
Non-controlling interests of others in operating subsidiaries in income tax expense	(320)	(652)	(903)
Net income before non-controlling interests of others in operating subsidiaries	907	1,476	2,344
Non-controlling interests of others in operating subsidiaries	856	1,164	1,422
Net income	$1,763	$2,640	$3,766

(1)	Depreciation and amortization of real estate assets is a component of direct hospitality expense that is added back to NOI and is deducted in the net income calculation.
(2)	FFO represents interests attributable to LP units and REUs (defined as Redeemable/Exchangeable and special limited partner units of the operating partnership). The interests attributable to REUs are presented as non-controlling interests in the condensed consolidated statements of income.

The following summary presents financial information by the partnership’s principal geographic regions in which it operates:

	Total revenue for the year ended Dec. 31,			Total non-current assets as at
(US$ Millions)	2013	2012	2011	Dec. 31, 2013	Dec. 31, 2012
United States	$2,833	$2,398	$1,610	$33,216	$28,445
Canada	566	602	525	5,453	5,509
Australia	606	548	429	4,697	7,050
Brazil	143	143	167	2,189	2,360
Europe	139	77	50	3,880	2,222
	$4,287	$3,768	$2,781	$49,435	$45,586

NOTE 34: Supplemental cash flow information

The following table presents the cash interest and taxes paid for the years ended December 31, 2013, 2012 and 2011:

(US$ Millions)	2013	2012	2011
Cash taxes paid	$114	$96	$94
Cash interest paid	995	906	755

NOTE 35: SUBSEQUENT EVENTS

On January 8, 2014, the BPO upsized its corporate revolving credit facility from $695 million to $1 billion through a syndicate of lending institutions led by Deutsche Bank AG, RBC Capital Markets and Citigroup Global Markets Inc. The upsized floating-rate credit facility holds a four-year term with two six-month extension options. The facility also features an accordion option through which BPO can draw an additional $250 million at the consent of the lenders.

On February 10, 2014, GGP announced the acquisition of 27,624,282 of its common shares from affiliates of Pershing Square Capital Management, L.P. at $20.12 per share for total consideration of approximately $566 million. The transaction reduced GGP’s total diluted common shares outstanding to approximately 937 million shares.

In February 2014, the partnership funded its portion of a $500 million investment of preferred equity in China Xintiandi (“CXTD”), a wholly-owned entity of Hong Kong listed developer Shui On Land. CXTD owns Shui On Land’s premier portfolio of office and retail assets in Shanghai.

On February 12, 2014, the partnership announced the commencement of its exchange offer to acquire any or all of the common shares of BPO that it does not currently own (the “Offer”). Under the terms of the Offer, each BPO shareholder can elect to receive consideration per BPO common share of either 1.0 limited partnership unit of the partnership of $20.34 in cash, subject in each case to pro-ration based on a maximum number of the partnership’s limited partnership units and maximum cash consideration equating to 67% and 33%, respectively, of the total number of BPO common shares subject to the Offer. As of March 31, 2014, Brookfield Office Properties shareholders tendered 220 million common shares pursuant to the Offer and extended the Offer until March 31, 2014. The partnership will now own, directly or indirectly, 89% of the issued and outstanding common shares of BPO on a fully-diluted basis.

On March 18, 2014 we entered into a new credit facility (collectively, the “BPY Credit Facility”), consisting of a $1.5 billion term acquisition credit facility to fund the Offer (the “Acquisition Credit Facility”) and a $1 billion revolving facility to be used to replace our existing revolving credit facilities, to fund a portion of the additional cash required to complete the Offer and any second-step transaction up to a limit of $366 million and for general corporate and operating purposes.

Borrowings under the BPY Credit Facility will be subject to certain customary conditions for loan facilities of this type. Interest under the BPY Credit Facility is payable, at the option of borrowers thereunder, either at a base rate plus 1.25% or a LIBOR-based rate plus 2.25%. The BPY Credit Facility will have a term of two years, with a one-year extension at our option for up to $1.5 billion of commitments subject to the satisfaction of certain conditions and the payment of extension fees. The BPY Credit Facility may be prepaid, in whole or in part (subject to minimums and increments), at any time and without bonus or penalty. We will be required to reduce the aggregate principal amount outstanding under the Acquisition Credit Facility to $500 million or less prior to the second anniversary of the facility, and such reduction is required to exercise the one-year extension option. Subject to certain exceptions and limitations, we will be required to cause a specified percentage (based on the amount outstanding under the Acquisition Credit Facility) of the net proceeds that we receive from certain future asset sales and debt issuances to be applied to repay the Acquisition Credit Facility. Any portion of such net sale and financing proceeds that is not required to be repaid to the lenders in the first instance and is not reinvested within a specified time period, must similarly be used to repay the Acquisition Credit Facility. Our operating entities are subject to limited covenants in respect of their corporate debt and were in compliance with all such covenants as of December 31, 2013. Our operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to us.

NOTE 36: APPROVAL OF FINANCIAL STATEMENTS

These consolidated financial statements were approved by the Board of Directors of the partnership and authorized for issue on February 3, 2014.

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION

The table below presents the number of operating properties, the related fair value, debt, weighted average year of acquisition and weighted average year of construction by segment as of December 31, 2013.

		Fair Value (1)	Debt(2)	Weighted Average Year of	Weighted Average Year
	Number of properties	(US$ millions)	(US$ millions)	Acquisition(3)	of Construction(3)
Office Properties
United States	83	$16,651	$8,614	2004	1983
Canada	27	4,856	2,214	1999	1986
Australia	20	3,315	1,653	2009	2005
Europe	5	1,660	1,035	2007	2000
	135	26,482	13,516	2004	1987
Retail Properties
Brazil	8	1,735	636	2000	1987
Australia	2	128	58	2007	1990
	10	1,863	694	2000	1987
Multi-family, Industrial and Other
United States	195	2,884	1,593	2011	1992
Europe	20	361	142	2013	2010
Canada	3	89	69	2007	2010
	218	3,334	1,804	2011	1994
Total	363	$31,679	$16,014	2005	1988

(1)	Excludes development properties with a fair value of $2,474 million in the United States, Australia, Canada, Europe, and Brazil.
(2)	Excludes debt related to development properties in the amount of $709 million, unsecured and corporate facilities of $2,092 million and debt on hotel assets of $2,825 million.
(3)	Weighted against the current fair value of the properties.

GENERAL GROWTH PROPERTIES, INC.

Consolidated financial statements of General Growth Properties, Inc. as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Growth Properties, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of General Growth Properties, Inc. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of GGP/Homart II L.L.C. and GGP-TRS L.L.C., the Company's investments in which are accounted for by use of the equity method, as of December 31, 2012 and for each of the two years in the period ended December 31, 2012. The Company's equity of $700,568,000 in GGP/Homart II L.L.C.'s net assets as of December 31, 2012, and equity of $9,315,000 and $(4,740,000) in GGP/Homart II L.L.C.'s net income (loss) for the years ended December 31, 2012 and 2011, respectively, are included in the accompanying financial statements. The Company's equity of $242,802,000 in GGP-TRS L.L.C.'s net assets as of December 31, 2012, and equity of $6,133,000 and $(4,620,000) in GGP-TRS L.L.C.'s net income (loss) for the years ended December 31, 2012 and 2011, respectively, are included in the accompanying financial statements. The financial statements of GGP/Homart II L.L.C. and GGP-TRS L.L.C. were audited by other auditors related to the periods listed above whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies, is based on the reports of the other auditors and the procedures that we considered necessary in the circumstances with respect to the inclusion of the Company's equity investments and equity method income in the accompanying consolidated financial statements taking into consideration the basis adjustments of the equity method investments which resulted from the application of the acquisition method of accounting in connection with the Company’s emergence from bankruptcy in 2010.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of General Growth Properties, Inc. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control— Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 21, 2014

Independent Auditors’ Report

The Members

GGP/Homart II L.L.C.:

We have audited the accompanying consolidated financial statements of GGP/Homart II L.L.C. and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of operations and comprehensive income, changes in capital, and cash flows for each of the years in the two-year period ended December 31, 2012, and the related notes to the consolidated financial statements.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GGP/Homart II L.L.C. and its subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois

February 28, 2013

Independent Auditors’ Report

The Members

GGP-TRS L.L.C.:

We have audited the accompanying consolidated financial statements of GGP-TRS L.L.C. and its subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2012, and the related consolidated statements of operations, changes in members’ capital, and cash flows for each of the years in the two-year period ended December 31, 2012, and the related notes to the consolidated financial statements.

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

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GGP-TRS L.L.C. and its subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois

February 28, 2013

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED BALANCE SHEETS

	December 31, 2013	December 31, 2012
	(Dollars in thousands, except share and per share amounts)
Assets:
Investment in real estate:
Land	$4,320,597	$4,278,471
Buildings and equipment	18,270,748	18,806,858
Less accumulated depreciation	(1,884,861)	(1,440,301)
Construction in progress	406,930	376,529
Net property and equipment	21,113,414	22,021,557
Investment in and loans to/from Unconsolidated Real Estate Affiliates	2,407,698	2,865,871
Net investment in real estate	23,521,112	24,887,428
Cash and cash equivalents	577,271	624,815
Accounts and notes receivable, net	478,899	260,860
Deferred expenses, net	189,452	179,837
Prepaid expenses and other assets	995,569	1,329,465
Total assets	$25,762,303	$27,282,405

Liabilities:
Mortgages, notes and loans payable	$15,672,437	$15,966,866
Investment in Unconsolidated Real Estate Affiliates	17,405	-
Accounts payable and accrued expenses	989,367	1,212,231
Dividend payable	134,476	103,749
Deferred tax liabilities	24,667	28,174
Tax indemnification liability	303,586	303,750
Junior subordinated notes	206,200	206,200
Warrant liability	-	1,488,196
Total liabilities	17,348,138	19,309,166

Redeemable noncontrolling interests:
Preferred	131,881	136,008
Common	97,021	132,211
Total redeemable noncontrolling interests	228,902	268,219

Commitments and Contingencies	-	-

Equity:
Common stock: 11,000,000,000 shares authorized, $0.01 par value, 966,998,908 issued, 911,194,605 outstanding as of December 31, 2013, and 939,049,318 shares issued and outstanding as of December 31, 2012	9,395	9,392
Preferred Stock:
500,000,000 shares authorized, $.01 par value, 10,000,000 shares issued and outstanding as of December 31, 2013 and none issued and outstanding as of December 31, 2012	242,042	-
Additional paid-in capital	11,372,443	10,432,447
Retained earnings (accumulated deficit)	(2,915,723)	(2,732,787)
Accumulated other comprehensive loss	(38,173)	(87,354)
Common stock in treasury, at cost, 28,345,108 shares as of December 31, 2013 and none as of December 31, 2012	(566,863)	-
Total stockholders' equity	8,103,121	7,621,698
Noncontrolling interests in consolidated real estate affiliates	82,142	83,322
Total equity	8,185,263	7,705,020
Total liabilities and equity	$25,762,303	$27,282,405

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,
	2013	2012	2011
	(Dollars in thousands, except per share amounts)
Revenues:
Minimum rents	$1,588,883	$1,549,933	$1,508,424
Tenant recoveries	723,634	700,914	694,645
Overage rents	56,212	69,756	60,021
Management fees and other corporate revenues	68,792	71,949	61,163
Other	89,866	74,286	72,707
Total revenues	2,527,387	2,466,838	2,396,960

Expenses:
Real estate taxes	243,941	219,139	215,838
Property maintenance costs	71,334	76,139	86,461
Marketing	26,214	33,263	32,857
Other property operating costs	352,466	361,345	365,404
Provision for doubtful accounts	4,068	4,017	4,864
Property management and other costs	164,777	159,600	186,879
General and administrative	49,237	39,120	30,811
Provision for impairment	18,361	32,100	916
Depreciation and amortization	764,830	782,552	854,544
Total expenses	1,695,228	1,707,275	1,778,574
Operating income	832,159	759,563	618,386

Interest income	7,699	2,374	1,950
Interest expense	(736,560)	(794,550)	(863,444)
Loss on foreign currency	(7,312)	-	-
Warrant liability adjustment	(40,546)	(502,234)	55,042
Gains from changes in control of investment properties	219,784	18,547	-
Loss on extinguishment of debt	(36,479)	(15,007)	-
Income (loss) before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	238,745	(531,307)	(188,066)
Benefit from (provision for) income taxes	(345)	(9,091)	(8,723)
Equity in income of Unconsolidated Real Estate Affiliates	58,919	54,984	2,898
Equity in income of Unconsolidated Real Estate Affiliates - gain (loss) on investment (includes ($109.9 million) accumulated other comprehensive loss reclassifications for net foreign currency translation losses)	9,837	23,358	-
Income (loss) from continuing operations	307,156	(462,056)	(193,891)
Discontinued operations:
Loss from discontinued operations, including gains (losses) on dispositions	(15,851)	(60,242)	(112,913)
Gain on extinguishment of debt	25,894	50,765	-
Discontinued operations, net	10,043	(9,477)	(112,913)
Net income (loss)	317,199	(471,533)	(306,804)
Allocation to noncontrolling interests	(14,671)	(9,700)	(6,368)
Net income (loss) attributable to General Growth Properties, Inc.	302,528	(481,233)	(313,172)
Preferred Stock dividends	(14,078)	-	-
Net income (loss) attributable to common stockholders	$288,450	$(481,233)	$(313,172)

Basic Earnings (Loss) Per Share:
Continuing operations	$0.30	$(0.51)	$(0.21)
Discontinued operations	0.01	(0.01)	(0.12)
Total basic earnings (loss) per share	$0.31	$(0.52)	$(0.33)

Diluted Earnings (Loss) Per Share:
Continuing operations	$0.30	$(0.51)	$(0.25)
Discontinued operations	0.01	(0.01)	(0.12)
Total diluted earnings (loss) per share	$0.31	$(0.52)	$(0.37)

Comprehensive Income (Loss), Net:
Net income (loss)	$317,199	$(471,533)	$(306,804)
Other comprehensive income (loss):
Foreign currency translation (year ended December 31, 2013 includes reclassification of ($109.9 million) accumulated other comprehensive loss into Net income attributable to common stockholders)	49,644	(39,674)	(48,545)
Unrealized gains on available-for-sale securities	(70)	(165)	263
Other comprehensive income (loss)	49,574	(39,839)	(48,282)
Comprehensive income (loss)	366,773	(511,372)	(355,086)
Comprehensive loss allocated to noncontrolling interests	(15,064)	(9,442)	(6,031)
Comprehensive income (loss) attributable to General Growth Properties, Inc.	351,709	(520,814)	(361,117)
Preferred stock dividends	(14,078)	-	-
Comprehensive income (loss), net, attributable to common stockholders	$337,631	$(520,814)	$(361,117)

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Equity
Balance at January 1, 2011	$9,419	$-	$10,681,586	$(612,075)	$172	$-	$102,647	$10,181,749

Net loss				(313,172)			(1,075)	(314,247)
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(5,556)	(5,556)
Issuance of common stock - payment of dividend (22,256,121 common shares)	223		(244)	21				-
Restricted stock grants, net of forfeitures ((341,895) common shares)	(3)		11,578	(307)				11,268
Stock option grants, net of forfeitures (121,439 common shares)	1		834					835
Purchase and cancellation of common shares ((35,833,537) common shares)	(358)		(398,590)	(154,562)				(553,510)
Cash dividends reinvested (DRIP) in stock (7,225,345 common shares)	71		115,292					115,363
Other comprehensive loss					(47,945)			(47,945)
Cash distributions declared ($0.40 per share)			(16)	(376,824)				(376,840)
Cash redemptions for common units in excess of carrying value			(648)					(648)
Fair value adjustment for noncontrolling interest in Operating Partnership			(4,474)					(4,474)
Dividend for RPI Spin-off				(426,650)				(426,650)

Balance at December 31, 2011	$9,353	$-	$10,405,318	$(1,883,569)	$(47,773)	$-	$96,016	$8,579,345

Net loss				(481,233)			784	(480,449)
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(13,478)	(13,478)
Restricted stock grants, net of forfeitures ((85,452) common shares)	(1)		8,888					8,887
Employee stock purchase program (98,076 common shares)	1		1,604					1,605
Stock option grants, net of forfeitures (617,842 common shares)	6		19,853					19,859
Cash dividends reinvested (DRIP) in stock (3,111,365 common shares)	33		48,490					48,523
Other comprehensive loss					(39,581)			(39,581)
Cash distributions declared ($0.42 per share)				(394,029)				(394,029)
Cash redemptions for common units in excess of carrying value			(1,083)					(1,083)
Fair value adjustment for noncontrolling interest in Operating Partnership			(50,623)					(50,623)
Dividend for RPI Spin-off				26,044				26,044

Balance at December 31, 2012	$9,392	$-	$10,432,447	$(2,732,787)	$(87,354)	$-	$83,322	$7,705,020

Net income				302,528			3,103	305,631
Issuance of Preferred Stock, net of issuance costs		242,042	-					242,042
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(4,283)	(4,283)
Restricted stock grants, net of forfeitures (18,444 common shares)	-	-	8,340					8,340
Employee stock purchase program (135,317 common shares)	-		2,708					2,708
Stock option grants, net of forfeitures (344,670 common shares)	3		35,995					35,998
Treasury stock purchases (28,345,108 common shares)						(566,863)		(566,863)
Cash dividends reinvested (DRIP) in stock (28,852 common shares)	-	-	613					613
Other comprehensive loss before reclassifications					(60,680)			(60,680)
Amounts reclassified from Accumulated Other Comprehensive Loss					109,861			109,861
Cash distributions declared ($0.51 per share)				(471,386)				(471,386)
Cash distributions on Preferred Stock				(14,078)				(14,078)
Fair value adjustment for noncontrolling interest in Operating Partnership			(3,173)					(3,173)
Common stock warrants			895,513					895,513

Balance at December 31, 2013	$9,395	$242,042	$11,372,443	$(2,915,723)	$(38,173)	$(566,863)	$82,142	$8,185,263

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012	2011
	(Dollars in thousands)
Cash Flows provided by Operating Activities:
Net income (loss)	$317,199	$(471,533)	$(306,804)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(58,919)	(54,984)	(2,898)
Equity in income of Unconsolidated Real Estate Affiliates - gain on investment, net	(9,837)	(23,358)	-
Distributions received from Unconsolidated Real Estate Affiliates	53,592	35,399	18,226
Provision for doubtful accounts	4,095	4,807	7,944
Depreciation and amortization	773,255	813,953	985,686
Amortization/write-off of deferred finance costs	9,453	5,380	2,705
Accretion/write-off of debt market rate adjustments	9,698	(39,798)	(60,093)
Amortization of intangibles other than in-place leases	84,229	105,871	144,239
Straight-line rent amortization	(49,780)	(61,963)	(89,728)
Deferred income taxes	(3,847)	1,655	(3,148)
Gain (loss) on dispositions, net	811	(24,426)	(4,332)
Gains from changes in control of investment properties	(219,784)	(18,547)	-
Gain on extinguishment of debt	(25,894)	(60,676)	-
Provisions for impairment	30,936	118,588	68,382
Warrant liability adjustment	40,546	502,234	(55,042)
Net changes:
Accounts and notes receivable	(5,615)	4,985	(30,239)
Prepaid expenses and other assets	25,273	8,956	13,741
Deferred expenses	(44,877)	(45,518)	(67,719)
Restricted cash	16,894	50,864	17,407
Accounts payable and accrued expenses	(80,902)	(63,945)	(135,448)
Other, net	23,005	19,159	(77)
Net cash provided by operating activities	889,531	807,103	502,802

Cash Flows provided by (used in) Investing Activities:
Acquisition of real estate and property additions	(465,566)	(362,358)	(45,034)
Development of real estate and property improvements	(516,906)	(339,988)	(208,242)
Proceeds from sales of investment properties and Unconsolidated Real Estate Affiliates	1,006,357	397,251	702,778
Contributions to Unconsolidated Real Estate Affiliates	(87,909)	(265,107)	(92,101)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	222,053	372,205	131,290
Increase (decrease) in restricted cash	8,831	(23,455)	(2,975)
Other, net	-	-	(293)
Net cash provided by (used in) investing activities	166,860	(221,452)	485,423

Cash Flows used in Financing Activities:
Proceeds from refinancing/issuance of mortgages, notes and loans payable	5,501,047	5,622,525	2,145,848
Principal payments on mortgages, notes and loans payable	(5,155,453)	(5,796,656)	(2,797,540)
Deferred finance costs	(20,548)	(34,137)	(19,541)
Net proceeds from issuance of Preferred Stock	242,042	-	-
Purchase of Warrants	(633,229)	-	-
Treasury stock purchases	(566,863)	-	-
Purchase and cancellation of common shares	-	-	(553,510)
Cash distributions paid to common stockholders	(447,195)	(384,339)	(319,799)
Cash distributions reinvested (DRIP) in common stock	614	48,523	115,363
Cash distributions paid to preferred stockholders	(10,093)	-	-
Cash distributions and redemptions paid to holders of common units	(36,894)	(3,812)	(6,802)
Other, net	22,637	14,188	(683)
Net cash used in financing activities	(1,103,935)	(533,708)	(1,436,664)

Net change in cash and cash equivalents	(47,544)	51,943	(448,439)
Cash and cash equivalents at beginning of year	624,815	572,872	1,021,311
Cash and cash equivalents at end of year	$577,271	$624,815	$572,872

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,
	2013	2012	2011
	(Dollars in thousands)
Supplemental Disclosure of Cash Flow Information:
Interest paid	$834,155	$859,809	$903,758
Interest capitalized	11,210	1,489	1,914
Income taxes paid	6,313	2,664	9,422
Reorganization items paid	-	-	128,070
Third party property exchange	-	-	44,672
Accrued capital expenditures included in accounts payable and accrued expenses	103,988	96,300	95,462
Non-Cash Transactions:
Notes receivable related to sale of investment property and Aliansce	151,127	-	-
Gain on investment in Unconsolidated Real Estate Affiliates	9,837	23,358	-
Amendment of warrant agreement	895,513	-	-
Debt payoffs via deeds in-lieu	-	-	161,524
Non-Cash Sale of Regional Mall
Assets	71,881	20,296	-
Liabilities and equity	(71,881)	(20,296)	-
Rouse Properties, Inc. Dividend:
Non-cash dividend for RPI Spin-off	-	(26,044)	426,650
Non-Cash Distribution of RPI Spin-off:
Assets	-	1,554,486	-
Liabilities and equity	-	(1,554,486)	-
Non-Cash Sale of Property to RPI:
Assets	-	63,672	-
Liabilities and equity	-	(63,672)	-
Non-Cash Sale of Property to HHC:
Assets	-	17,085	-
Liabilities and equity	-	(17,085)	-
Non-Cash Acquisition of The Oaks and Westroads
Assets (Consolidated)	-	218,071	-
Liabilities and equity (Consolidated)	-	(218,071)	-
Decrease in assets and liabilities resulting from the contribution of two wholly owned malls into two newly-formed unconsolidated joint ventures
Assets	-	-	(349,942)
Liabilities and equity	-	-	(234,962)
Non-Cash Acquisition of Quail Springs - Refer to Note 3
Non-Cash Sale of The Grand Canal Shoppes and The Shoppes at The Palazzo - Refer to Note 3

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 1       ORGANIZATION

General Growth Properties, Inc. (“GGP” or the “Company”), a Delaware corporation, was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a “REIT”. GGP is the successor registrant, by merger, on November 9, 2010 to GGP Inc. GGP, Inc. had filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code (“Chapter 11”) in the Southern District of New York on April 16, 2009 and emerged from bankruptcy, pursuant to a plan of reorganization (the “Plan”) on November 9, 2010, the (“Effective Date”). In these notes, the terms “we,” “us” and “our” refer to GGP and its subsidiaries or, in certain contexts, GGP, Inc. and its subsidiaries.

The Plan was based on the agreements (collectively, as amended and restated, the “Investment Agreements”) with REP Investments LLC, an affiliate of Brookfield Asset Management Inc. (including certain of its affiliates, “Brookfield”), an affiliate of Fairholme Funds, Inc. (“Fairholme”) and an affiliate of Pershing Square Capital Management, L.P. (“Pershing Square” and together with Brookfield and Fairholme, the “Plan Sponsors”), pursuant to which GGP, Inc. would be divided into two companies, GGP and The Howard Hughes Corporation (“HHC”), and the Plan Sponsors would invest in the Company’s standalone emergence plan.  In addition, GGP, Inc. entered into an investment agreement with Teachers Retirement System of Texas (“Texas Teachers”) to purchase shares of GGP common stock.  The Plan Sponsors also entered into an agreement with affiliates of the Blackstone Group (“Blackstone”) whereby Blackstone subscribed for equity in GGP.

On the Effective Date, the Plan Sponsors, Blackstone and Texas Teachers owned a majority of the outstanding common stock of GGP.  In addition, 120 million warrants (the “Warrants”) to purchase our common stock were issued to the Plan Sponsors and Blackstone (Note 9).

GGP, through its subsidiaries and affiliates, is an owner and operator of retail properties. As of December 31, 2013, we are the owner, either entirely or with joint venture partners of 120 regional malls. In addition to regional malls, as of December 31, 2013, we owned 13 strip/other retail properties, as well as six stand-alone office buildings. All material operations are within the United States and no customer or tenant accounts for more than 5% of our consolidated revenues.

Substantially all of our business is conducted through GGP Limited Partnership (the “Operating Partnership” or “GGPLP”). GGPLP owns an interest in the properties that are part of the consolidated financial statements of GGP. As of December 31, 2013, GGP held approximately a 99% common equity ownership (without giving effect to the potential conversion of the Preferred Units, as defined below) of the Operating Partnership, while the remaining 1% was held by limited partners and certain previous contributors of properties to the Operating Partnership.

The Operating Partnership has common units of limited partnership (“Common Units”), which are redeemable for cash or, at our option, shares of GGP common stock. It also has preferred units of limited partnership interest (“Preferred Units”), of which, certain Preferred Units can be converted into Common Units and then redeemed for cash or, at our option, shares of GGP common stock (“Convertible Preferred Units”) (Note 11).

In addition to holding ownership interests in various joint ventures, the Operating Partnership generally conducts its operations through General Growth Management, Inc. (“GGMI”) and General Growth Services, Inc. (“GGSI”). GGMI and GGSI are taxable REIT subsidiaries (“TRS”s), which provide management, leasing, and other services for a majority of our Unconsolidated Real Estate Affiliates (defined below). GGMI and GGSI provide various services, including business development, tenant coordination, marketing, and strategic partnership services at substantially all of our Consolidated Properties, as defined below. GGSI also serves as a contractor to GGMI for these services.

We refer to our ownership interests in properties in which we own a majority or controlling interest and, as a result, are consolidated under accounting principles generally accepted in the United States of America (“GAAP”) as the “Consolidated Properties.”  We also own interests in certain properties through joint venture entities in which we own a noncontrolling interest (“Unconsolidated Real Estate Affiliates”) and we refer to those properties as the “Unconsolidated Properties.”

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 2       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

We operate in a single reportable segment which includes the operation, development and management of retail and other rental properties, primarily regional malls.  Our portfolio is targeted to a range of market sizes and consumer tastes. Each of our operating properties is considered a separate operating segment, as each property earns revenues and incurs expenses, individual operating results are reviewed and discrete financial information is available. We do not distinguish or group our consolidated operations based on geography, size or type. Our operating properties have similar economic characteristics and provide similar products and services to our tenants. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues. As a result, the Company’s operating properties are aggregated into a single reportable segment.

Reclassifications

Certain prior period amounts included in the Consolidated Statements of Operations and Comprehensive Income (Loss) and related footnotes associated with properties we have disposed of have been reclassified to discontinued operations for all periods presented (Note 4).

Properties

Real estate assets are stated at cost less any provisions for impairments. Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized. Real estate taxes, interest costs, and internal costs associated with leasing and development overhead incurred during construction periods are capitalized. Capitalization is based on qualified expenditures and interest rates. Capitalized real estate taxes, interest costs, and internal costs associated with leasing and development overhead are amortized over lives which are consistent with the related assets.

Pre-development costs, which generally include legal and professional fees and other third-party costs directly related to the construction assets, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable of occuring, the capitalized costs are expensed (see also our impairment policies in this note below).

We periodically review the estimated useful lives of our properties, and may adjust them as necessary. The estimated useful lives of our properties range from 10-45 years.

Depreciation or amortization expense is computed using the straight-line method based upon the following estimated useful lives:

Years
Buildings and improvements	10 - 45
Equipment and fixtures	3 - 20
Tenant improvements	Shorter of useful life or applicable lease term

Acquisitions of Operating Properties (Note 3)

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The fair values of tangible assets are determined on an ‘‘if vacant’’ basis. The ‘‘if vacant’’ fair value is allocated to land, where applicable, buildings, equipment and tenant improvements based on comparable sales and other relevant information with respect to the property. Specifically, the ‘‘if vacant’’ value of the buildings and equipment was calculated using a cost approach utilizing published guidelines for current replacement cost or actual construction costs for similar, recently developed properties; and an income approach. Assumptions used in the income approach to the value of buildings include: capitalization and discount rates, lease-up time, market rents, make ready costs, land value, and site improvement value.

The estimated fair value of in-place tenant leases includes lease origination costs (the costs we would have incurred to lease the property to the current occupancy level of the property) and the lost revenues during the period necessary to lease-up from vacant to the current occupancy level. Such estimates include the fair value of leasing commissions, legal costs and tenant coordination costs that would be incurred to lease the property to this occupancy level. Additionally, we evaluate the time period over which such occupancy level would be achieved and include an estimate of the net operating costs (primarily real estate taxes, insurance and utilities) incurred during the lease-up period, which generally ranges up to one year. The fair value of acquired in-place tenant leases is included in the balance of buildings and equipment and amortized over the remaining lease term for each tenant.

Identifiable intangible assets and liabilities are calculated for above-market and below-market tenant and ground leases where we are either the lessor or the lessee. The difference between the contractual rental rates and our estimate of market rental rates is measured over a period equal to the remaining non-cancelable term of the leases, including significantly below-market renewal options for which exercise of the renewal option appears to be reasonably assured. The remaining term of leases with renewal options at terms significantly below market reflect the assumed exercise of such below-market renewal options and assume the amortization period would coincide with the extended lease term.

The gross asset balances of the in-place value of tenant leases are included in buildings and equipment in our Consolidated Balance Sheets.

	Gross Asset	Accumulated Amortization	Net Carrying Amount
As of December 31, 2013
Tenant leases:
In-place value	$797,311	$(420,370)	$376,941
As of December 31, 2012
Tenant leases:
In-place value	$972,495	$(423,492)	$549,003

The above-market tenant leases and below-market ground leases are included in Prepaid expenses and other assets (Note 14); the below-market tenant leases, above-market ground leases and above-market headquarters office lease are included in Accounts payable and accrued expenses (Note 15) in our Consolidated Balance Sheets.

Amortization/accretion of all intangibles, including the intangibles in Note 14 and Note 15, had the following effects on our Income (loss) from continuing operations:

	Year Ended December 31,
	2013	2012	2011
Amortization/accretion effect on continuing operations	$(242,221)	$(335,883)	$(447,941)

Future amortization/accretion of these intangibles is estimated to decrease results from continuing operations as follows:

Year	Amount
2014	$177,935
2015	145,417
2016	113,360
2017	85,112
2018	55,527

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Investments in Unconsolidated Real Estate Affiliates (Note 6)

We account for investments in joint ventures where we own a non-controlling joint interest using the equity method. Under the equity method, the cost of our investment is adjusted for our share of the earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition, increased by our contributions and reduced by distributions received.

To determine the method of accounting for partially owned joint ventures, we evaluate the characteristics of associated entities and determine whether an entity is a variable interest entity (“VIE”) and, if so, determine which party is primary beneficiary by analyzing whether we have both the power to direct the entity’s significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. Significant judgments and assumptions inherent in this analysis include the nature of the entity’s operations, future cash flow projections, the entity’s financing and capital structure, and contractual relationship and terms. We consolidate a VIE when we have determined that we are the primary beneficiary.

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

Cash and Cash Equivalents

Highly-liquid investments with initial maturities of three months or less are classified as cash equivalents, excluding amounts restricted by certain lender and other agreements.

Leases

Our leases, in which we are the lessor or lessee, are substantially all accounted for as operating leases. Leases in which we are the lessor that transfer substantially all the risks and benefits of ownership to tenants are considered finance leases and the present values of the minimum lease payments and the estimated residual values of the leased properties, if any, are accounted for as receivables.  Leases in which we are the lessee that transfer substantially all the risks and benefits of ownership to us are considered capital leases and the present values of the minimum lease payments are accounted for as assets and liabilities.

Tenant improvements, either paid directly or in the form of construction allowances paid to tenants, are capitalized as Building and equipment and depreciated over the shorter of the useful life or the applicable lease term.

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

Revenue Recognition and Related Matters

Minimum rents are recognized on a straight-line basis over the terms of the related operating leases, including the effect of any free rent periods. Minimum rents also include lease termination income collected from tenants to allow for the tenant to vacate their space prior to their scheduled termination dates, as well as, accretion related to above and below-market tenant leases on acquired properties and properties that were recorded at fair value at the Effective Date. The following is a summary of amortization of straight-line rent, net amortization /accretion related to above and below-market tenant leases and termination income, which is included in Minimum rents:

	Year Ended December 31,
	2013	2012	2011
Amortization of straight-line rent	$49,504	$59,749	$76,067
Net amortization/accretion of above and below-market tenant leases	(69,311)	(81,726)	(92,459)
Lease termination income	10,888	8,622	15,405

The following is a summary of straight-line rent receivables, which are included in Accounts and notes receivable, net in our Consolidated Balance Sheets and are reduced for allowances and amounts doubtful of collection:

	December 31, 2013	December 31, 2012
Straight-line rent receivables, net	$188,291	$148,282

Overage rent is paid by a tenant when the tenant’s sales exceed an agreed upon minimum amount and is recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds and is calculated by multiplying the sales in excess of the minimum amount by a percentage defined in the lease.

Tenant recoveries are established in the leases or computed based upon a formula related to real estate taxes, insurance and other property operating expenses and are generally recognized as revenues in the period the related costs are incurred.

We provide an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon our recovery experience. The following table summarizes the changes in allowance for doubtful accounts:

	2013	2012	2011
Balance as of January 1,	$24,692	32,859	40,746
Provision for doubtful accounts (1)	5,948	7,444	4,878
Provisions for doubtful accounts in discontinued operations	857	791	1,440
Write-offs	(13,605)	(16,402)	(14,205)
Balance as of December 31,	$17,892	$24,692	$32,859

(1) Excludes recoveries of $2.1 million and $3.4 million for the years ended December 31, 2013 and 2012, respectively.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Management Fees and Other Corporate Revenues

Management fees and other corporate revenues primarily represent management and leasing fees, development fees, financing fees, and fees for other ancillary services performed for the benefit of certain of the Unconsolidated Real Estate Affiliates. Management fees are reported at 100% of the revenue earned from the joint venture in Management fees and other corporate revenues on our Consolidated Statements of Operations and Comprehensive Income (Loss). Our share of the management fee expense incurred by the Unconsolidated Real Estate Affiliates is reported within Equity in income of Unconsolidated Real Estate Affiliates on our Consolidated Statements of Operations and Comprehensive Income (Loss) and in Property management and other costs in the Condensed Combined Statements of Income in Note 6. The following table summarizes the management fees from affiliates and our share of the management fee expense:

	Year Ended December 31,
	2013	2012	2011
Management fees from affiliates	$68,681	$70,506	$60,752
Management fee expense	(25,551)	(23,061)	(22,473)
Net management fees from affiliates	$43,130	$47,445	$38,279

Income Taxes (Note 8)

We expect to distribute 100% of our taxable capital gains and taxable ordinary income to shareholders annually. If, with respect to any taxable year, we fail to maintain our qualification as a REIT and cannot correct such failure, we would not be allowed to deduct distributions to shareholders in computing our taxable income and federal income tax. If any of our REIT subsidiaries fail to qualify as a REIT, such failure could result in our loss of REIT status. If we lose our REIT status, corporate level income tax, including any applicable alternative minimum tax, would apply to our taxable income at regular corporate rates. As a result, the amount available for distribution to holders of equity securities that would otherwise receive dividends would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, unless we were entitled to relief under the relevant statutory provisions, we would be disqualified from treatment as a REIT for four subsequent taxable years.

Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns and are recorded primarily by certain of our taxable REIT subsidiaries. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance that results from a change in circumstances, and which causes a change in our judgment about the realizability of the related deferred tax asset, is included in the current tax provision. In 2010, GGP experienced a change in control, as a result of the transactions undertaken to emerge from bankruptcy, pursuant to Section 382 of the Internal Revenue Code that could limit the benefit of deferred tax assets. In addition, we recognize and report interest and penalties, if necessary, related to uncertain tax positions within our provision for income tax expense.

Impairment

Operating properties

We regularly review our consolidated properties for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment indicators are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income, significant decreases in occupancy percentage, debt maturities, management’s intent with respect to the properties and prevailing market conditions.

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Although we may market a property for sale, there can be no assurance that the transaction will be complete until the sale is finalized.  However, GAAP requires us to utilize the Company’s expected holding period of our properties when assessing recoverability.  If we cannot recover the carrying value of these properties within the planned holding period, we will estimate the fair values of the assets and record impairment charges for properties when the estimated fair value is less than their carrying value.

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

Impairment charges are recorded in the Consolidated Statements of Operations and Comprehensive Income (Loss) when the carrying value of a property is not recoverable and it exceeds the estimated fair value of the property, which can occur in accounting periods preceding disposition and / or in the period of disposition.

During the year ended December 31, 2013, we recorded an $18.4 million impairment charge in continuing operations of our Consolidated Statements of Operations and Comprehensive Income (Loss). This impairment charge related to an operating property that was transferred to a special servicer. Subsequent to December 31, 2013, we sold this property in a lender directed sale in full satisfaction of the related debt for an amount less than the carrying value. Accordingly, we recorded an impairment charge of $18.4 million, resulting in a net book value of $12 million, which is less than the carrying value of the non-recourse debt of $78.7 million. We recorded a gain on extinguishment of debt of approximately $67 million in the first quarter of 2014. During the year ended December 31, 2013, we recorded $12.6 million of impairment charges in discontinued operations of our Consolidated Statement of Operations and Comprehensive Income (Loss), which related to four operating properties.

During the year ended December 31, 2012, we recorded a $32.1 million impairment charge in continuing operations of our Consolidated Statements of Operations and Comprehensive Income (Loss). This impairment charge related to an operating property and was recorded because the estimated fair value of the property, based on our discounted cash flow analysis, was less than the carrying value of the property. During the year ended December 31, 2012, we recorded $76.6 million of impairment charges in discontinued operations of our Consolidated Statement of Operations and Comprehensive Income (Loss), which related to eight operating properties.

During the year ended December 31, 2011, we recorded a $0.9 million impairment charge in continuing operations of our Consolidated Statements of Operations and Comprehensive Income (Loss). This impairment charge related to an operating property. During the year ended December 31, 2011, we recorded $67.5 million of impairment charges in discontinued operations of our Consolidated Statement of Operations and Comprehensive Income (Loss), which related to two operating properties and one non-income producing asset.

Investment in Unconsolidated Real Estate Affiliates

A series of operating losses of an investee or other factors may indicate that an other-than-temporary decline in value of our investment in an Unconsolidated Real Estate Affiliate has occurred. The investment in each of the Unconsolidated Real Estate Affiliates is evaluated for valuation declines below the carrying amount. Accordingly, in addition to the property-specific impairment analysis that we perform for such joint ventures (as part of our operating property impairment process described above), we also considered whether there were other-than-temporary declines with respect to the carrying values of our Unconsolidated Real Estate Affiliates. No impairments related to our investments in Unconsolidated Real Estate Affiliates were recognized for the years ended December 31, 2013, 2012, and 2011.

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

Fair Value Measurements (Note 5)

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

The impairment section above includes a discussion of all impairments recognized during the year ended December 31, 2013, 2012 and 2011, which were based on Level 2 inputs. Note 5 includes a discussion of properties measured at fair value on a non-recurring basis using Level 2 and Level 3 inputs and the fair value of debt, which is estimated on a recurring basis using Level 2 and Level 3 inputs. Note 9 includes a discussion of our outstanding warrants, which were measured at fair value using Level 3 inputs until the warrant agreement was amended on March 28, 2013. Note 11 includes a discussion of certain redeemable noncontrolling interests that are measured at fair value using Level 1 inputs.

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

NOTE 3       ACQUISITIONS AND JOINT VENTURE ACTIVITY

During the year ended December 31, 2013, we acquired four retail properties for total consideration of $396.3 million, which included cash of $355.0 million and the assumption of debt of $41.3 million. The four retail properties acquired include a 50% interest in a portfolio comprised of two properties in the Union Square area of San Francisco, which is accounted for as an Unconsolidated Real Estate Affiliate (Note 6). The following table summarizes the allocation of the purchase price to the net assets acquired at the date of acquisition. These allocations were based on the relative fair values of the assets acquired and liabilities assumed.

Investment in real estate, including intangible assets and liabilities	$314,750
Investment in Unconsolidated Real Estate Affiliate	39,774
Net working capital	515
Net assets acquired	$355,039

On June 28, 2013, we acquired the remaining 50% interest in Quail Springs Mall, from our joint venture partner, for total consideration of $90.5 million, which included $55.5 million of cash and the assumption of the remaining 50% of debt of $35.0 million.  The investment property was previously recorded under the equity method of accounting and is now consolidated.  The acquisition resulted in a remeasurement of the net assets acquired to fair value and as such, we recorded Gains from changes in control of investment properties of $19.8 million for the year ended December 31, 2013, as the fair value of the net assets acquired was greater than our investment in the Unconsolidated Real Estate Affiliate and the cash paid to acquire our joint venture partner’s interest.  The table below summarizes the gain calculation:

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Total fair value of net assets acquired	$110,893
Previous investment in Quail Springs Mall	(35,610)
Cash paid to acquire our joint venture partner's interest	(55,507)
Gains from changes in control of investment properties	$19,776

The following table summarizes the allocation of the purchase price to the net assets acquired at the date of acquisition.  These allocations were based on the relative fair values of the assets acquired and liabilities assumed.

Investment in real estate, including intangible assets and liabilities	$186,627
Fair value of debt	(77,204)
Net working capital	1,470
Net assets acquired	$110,893

On May 16, 2013, we formed a joint venture with TIAA-CREF Global Investments, LLC (“TIAACREF”) that holds 100% of The Grand Canal Shoppes and The Shoppes at The Palazzo.  We received $411.5 million in cash, net of debt assumed of $311.9 million, and TIAACREF received a 49.9% economic interest in the joint venture.  We recorded Gains from changes in control of investment properties of $200.0 million on our Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2013, as a result of this transaction.  We are the general partner, however we account for the joint venture under the equity method of accounting because we share control over major decisions with TIAACREF and TIAACREF has substantive participating rights.  The table below summarizes the gain calculation:

Cash received from joint venture partner	$411,476
Proportionate share of previous investment in The Grand Canal Shoppes and The Shoppes at The Palazzo	(211,468)
Gains from changes in control of investment properties	$200,008

On April 5, 2012, we acquired the remaining 49% interest in The Oaks and Westroads, from our joint venture partner for total consideration of $191.1 million, which included $98.3 million of cash and the assumption of the remaining 49% of debt of $92.8 million. The investment properties were previously recorded under the equity method of accounting and are now consolidated.  The acquisition resulted in a remeasurement of the net assets acquired to a fair value of $200.3 million. Prior to this transaction, our investment in The Oaks and Westroads had a carrying value of $83.5 million. We recorded Gains from changes in control of investment properties of $18.5 million for the year ended December 31, 2012, as the fair value of the net assets acquired was greater than our investment in the Unconsolidated Real Estate Affiliate and the cash paid to acquire the joint venture partner’s interest.

Our acquisition of the remaining interests in Quail Springs Mall and the formation of the joint venture with TIAACREF constitute the Gains from changes in control of investment properties for the year ended December 31, 2013.  Our acquisition of The Oaks and Westroads in 2012 represent the Gains from changes in control of investment properties for the year ended December 31, 2012.  These amounts are recognized for their respective year on our Consolidated Statements of Operations and Comprehensive Income (Loss).

On April 17, 2012, we acquired 11 Sears anchor pads (including fee interests in five anchor pads and long-term leasehold interests in six anchor pads) for the purpose of redevelopment or remerchandising. Total consideration paid was $270.0 million, which was all cash. Of the total purchase price, $212.0 million for the leasehold interests was recorded in construction in progress, as the buy-out costs were necessary costs related to redevelopment projects at these properties, and $58.0 million for the fee interests was recorded in land and building in our Consolidated Balance Sheets as of December 31, 2012.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 4      DISPOSITIONS, Discontinued Operations AND GAINS (LOSSES) ON DISPOSITIONS OF INTERESTS IN OPERATING PROPERTIES

All of our dispositions of consolidated operating properties for which there is no continuing involvement, for all periods presented, are included in discontinued operations in our Consolidated Statements of Operations and Comprehensive Income (Loss) and are summarized in the table below. Gains on disposition and gains on debt extinguishment are recorded in the Consolidated Statements of Comprehensive Income (Loss) in the period the property is disposed.

During 2013, we sold our interests in six retail properties for total consideration of $142.6 million, which reduced our property level debt by $143.6 million. Additionally, one property, which was previously transferred to a special servicer, was sold in a lender-directed sale in full satisfaction of the debt. This resulted in a gain on debt extinguishment of $25.9 million and a reduction of property-level debt of $96.9 million.

On January 12, 2012, we completed the RPI Spin-Off, a 30-mall portfolio. The RPI Spin-Off was accomplished through a special dividend of the common stock of RPI to holders of GGP common stock as of December 30, 2011.

In addition, during 2012, we sold our interests in assets including an office portfolio, three office properties, 11 strip /other retail centers, seven regional malls and an anchor box for total cash proceeds of $394.5 million, and reduced our property level debt by $320.6 million.

The following table summarizes the operations of the properties included in discontinued operations.

	Year Ended December 31,
	2013	2012	2011

Retail and other revenue	$31,205	$111,320	$412,827
Total revenues	31,205	111,320	412,827
Retail and other operating expenses	24,905	87,174	351,525
Provisions for impairment	12,575	76,581	67,517
Total expenses	37,480	163,755	419,042
Operating loss	(6,275)	(52,435)	(6,215)
Interest expense, net	(8,759)	(32,210)	(110,398)
Provision for income taxes	-	(23)	(632)
(Losses) gains on dispositions	(817)	24,426	4,332
Net income (loss) from operations	(15,851)	(60,242)	(112,913)
Gain on debt extinguishment	25,894	50,765	-
Net income (loss) from discontinued operations	$10,043	$(9,477)	$(112,913)

NOTE 5       FAIR VALUE

Fair Value of Certain Operating Properties

The following table summarizes certain of our assets that are measured at fair value on a nonrecurring basis as a result of impairment charges recorded as of December 31, 2013 and 2012.

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Year Ended December 31, 2013
Investments in real estate (1)	$12,000	$-	$12,000	$-
Year Ended December 31, 2012
Investments in real estate (1)	$112,829	$-	$12,070	$100,759

(1) Refer to Note 2 for more information regarding impairment.

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The following table sets forth quantitative information about the unobservable inputs of our Level 3 real estate, which are recorded at fair value during the year ended December 31, 2012.

Unobservable Quantative Input	Range
Discount rates	9.0% to 10.0%
Terminal capitalization rates	9.0% to 10.0%

Fair Value of Financial Instruments

The fair values of our financial instruments approximate their carrying amount in our consolidated financial statements except for debt. Management’s estimates of fair value are presented below for our debt as of December 31, 2013 and 2012.

	December 31, 2013		December 31, 2012
	Carrying Amount(1)	Estimated Fair Value	Carrying Amount(1)	Estimated Fair Value
Fixed-rate debt	$13,919,820	$13,957,952	$14,954,601	$16,190,518
Variable-rate debt	1,752,617	1,787,139	1,012,265	1,040,687
	$15,672,437	$15,745,091	$15,966,866	$17,231,205

(1)    Includes market rate adjustments of $0.9 million and $(23.3) million as of December 31, 2013 and 2012, respectively.

The fair value of our Junior Subordinated Notes approximates their carrying amount as of December 31, 2013 and 2012. We estimated the fair value of mortgages, notes and other loans payable using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current London Interbank Offered Rate ("LIBOR"), U.S. treasury obligation interest rates and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any such debt could be realized by immediate settlement of the obligation.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 6        UNCONSOLIDATED REAL ESTATE AFFILIATES

Following is summarized financial information for all of our Unconsolidated Real Estate Affiliates.

	December 31, 2013	December 31, 2012
	(Dollars in thousands)
Condensed Combined Balance Sheets - Unconsolidated Real Estate Affiliates
Assets:
Land	$1,046,354	$960,335
Buildings and equipment	8,670,976	7,658,965
Less accumulated depreciation	(2,301,054)	(2,080,361)
Construction in progress	46,339	173,419
Net property and equipment	7,462,615	6,712,358
Investments in unconsolidated joint ventures	-	1,201,044
Net investment in real estate	7,462,615	7,913,402
Cash and cash equivalents	260,405	485,387
Accounts and notes receivable, net	187,533	167,548
Deferred expenses, net	254,949	298,050
Prepaid expenses and other assets	147,182	140,229
Total assets	$8,312,684	$9,004,616

Liabilities and Owners' Equity:
Mortgages, notes and loans payable	$6,503,686	$6,463,377
Accounts payable, accrued expenses and other liabilities	324,620	509,064
Cumulative effect of foreign currency translation ("CFCT")	(22,896)	(158,195)
Owners' equity, excluding CFCT	1,507,274	2,190,370
Total liabilities and owners' equity	$8,312,684	$9,004,616

Investment In and Loans To/From Unconsolidated Real Estate Affiliates, Net:
Owners' equity	$1,484,378	$2,032,175
Less: joint venture partners' equity	(760,804)	(1,105,457)
Plus: excess investment/basis differences	1,666,719	1,939,153
Investment in and loans to/from Unconsolidated Real Estate Affiliates, net	$2,390,293	$2,865,871

Reconciliation - Investment In and Loans To/From Unconsolidated Real Estate Affiliates:
Asset - Investment in and loans to/from Unconsolidated Real Estate Affiliates	$2,407,698	$2,865,871
Liability - Investment in Unconsolidated Real Estate Affiliates	(17,405)	-
Investment in and loans to/from Unconsolidated Real Estate Affiliates, net	$2,390,293	$2,865,871

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Condensed Combined Statements of Income - Unconsolidated Real Estate Affiliates
Revenues:
Minimum rents	$770,999	$713,552	$674,197
Tenant recoveries	327,750	297,567	297,530
Overage rents	32,500	25,794	19,822
Other	34,007	32,758	27,530
Total revenues	1,165,256	1,069,671	1,019,079

Expenses:
Real estate taxes	104,453	95,643	98,738
Property maintenance costs	35,100	38,277	40,293
Marketing	15,981	16,573	17,791
Other property operating costs	160,439	153,006	143,947
Provision for doubtful accounts	1,480	1,937	5,703
Property management and other costs(1)	52,932	48,724	46,996
General and administrative	2,333	1,660	7,535
Depreciation and amortization	279,713	260,262	254,560
Total expenses	652,431	616,082	615,563

Operating income	512,825	453,589	403,516
Interest income	1,431	746	1,729
Interest expense	(287,716)	(279,756)	(299,755)
Provision for income taxes	(316)	(935)	(794)
Equity in income of unconsolidated joint ventures	-	-	11,568
Income from continuing operations	226,224	173,644	116,264
Net income from disposed investment	26,889	50,942	213,313
Allocation to noncontrolling interests	1	(74)	(75)
Net income attributable to the ventures	$253,114	$224,512	$329,502

Equity In Income of Unconsolidated Real Estate Affiliates:
Net income attributable to the ventures	$253,114	$224,512	$329,502
Joint venture partners' share of income	(140,193)	(131,047)	(181,213)
Amortization of capital or basis differences	(54,002)	(38,481)	(145,391)
Equity in income of Unconsolidated Real Estate Affiliates	$58,919	$54,984	$2,898

(1)	Includes management fees charged to the unconsolidated joint ventures by GGMI, GGSI and GGPLP.

The Unconsolidated Real Estate Affiliates represents our investments in real estate joint ventures that are not consolidated. We hold interests in 20 domestic joint ventures, comprising 31 U.S. regional malls and 5 strip/other retail centers, and one joint venture in Brazil. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. As we have joint control of these ventures with our venture partners, we account for these joint ventures under the equity method.

On November 18, 2013, we sold a portion of our interest in a joint venture, which resulted in our recognition of a gain of $10.1 million. The $10.1 million gain is recognized within Equity in income of Unconsolidated Real Estate Affiliates – gain on investment on our Consolidated Statements of Operations and Comprehensive Income (Loss).

Aliansce Shopping Centers S.A. (“Aliansce”)

On September 30, 2013, we closed on the sale of our investment in Aliansce Shopping Centers, S.A. (“Aliansce”) to Canada Pension Plan Investment Board and Rique Empreendimentos e Participacoes Ltda. (“Rique”), which includes a member of Aliansce management. The sale of the stock resulted in a loss of $3.7 million on our investment in the Unconsolidated Real Estate Affiliate, including the realization of accumulated foreign currency translation losses and a note receivable issued to Rique. The note receivable is recorded in Accounts and notes receivable on the Consolidated Balance Sheets at December 31, 2013. The note receivable is denominated in Brazilian Reais, bears interest at an effective interest rate of approximately 14%, is collateralized by shares of common stock of Aliansce, and requires annual principal and interest payments over the five year term. We recognize the impact of changes in the exchange rate on the note receivable as Loss on foreign currency in our Consolidated Statements of Operations and Comprehensive Income (Loss).

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The table below summarizes the loss calculation:

Cash received from acquirers	$446,322
Note receivable from Rique	151,127
GGP's investment in Aliansce	(491,325)
Accumulated foreign currency translation adjustment realized	(109,861)
Loss on sale of Aliansce	$(3,737)

As of December 31, 2013, we still hold a 35% noncontrolling interest in a large regional mall, Shopping Leblon, in Rio de Janeiro, Brazil which is accounted for under the equity method.

Unconsolidated Mortgages, Notes and Loans Payable and Retained Debt

Our proportionate share of the mortgages, notes and loans payable of the unconsolidated joint ventures was $3.2 billion as of December 31, 2013 and $3.1 billion as of December 31, 2012, including Retained Debt (as defined below). There can be no assurance that the Unconsolidated Properties will be able to refinance or restructure such debt on acceptable terms or otherwise, or that joint venture operations or contributions by us and/or our partners will be sufficient to repay such loans.

We have debt obligations in excess of our pro rata share of the debt for one of our Unconsolidated Real Estate Affiliates (“Retained Debt”). This Retained Debt represents distributed debt proceeds of the Unconsolidated Real Estate Affiliates in excess of our pro rata share of the non-recourse mortgage indebtedness. The proceeds of the Retained Debt which were distributed to us are included as a reduction in our investment in Unconsolidated Real Estate Affiliates. We had retained debt of $90.6 million at one property as of December 31, 2013, and $91.8 million as of December 31, 2012. We are obligated to contribute funds on an ongoing basis, as needed, to our Unconsolidated Real Estate Affiliates in amounts sufficient to pay debt service on such Retained Debt. If we do not contribute such funds, our distributions from such Unconsolidated Real Estate Affiliates, or our interest in, could be reduced to the extent of such deficiencies. As of December 31, 2013, we do not anticipate an inability to perform on our obligations with respect to Retained Debt.

NOTE 7       MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable and the weighted-average interest rates are summarized as follows:

	December 31, 2013(1)	Weighted-Average Interest Rate(2)	December 31, 2012(3)	Weighted-Average Interest Rate(2)
Fixed-rate debt:
Collateralized mortgages, notes and loans payable	$13,907,029	4.55%	$14,225,011	4.88%
Corporate and other unsecured loans	12,791	4.41%	729,590	6.51%
Total fixed-rate debt	13,919,820	4.55%	14,954,601	4.96%
Variable-rate debt:
Collateralized mortgages, notes and loans payable(4)	1,700,817	2.61%	1,012,265	3.42%
Corporate revolver	51,800	1.74%	-	-
Total variable-rate debt	1,752,617	2.59%	1,012,265	3.42%

Total Mortgages, notes and loans payable	$15,672,437	4.33%	$15,966,866	4.86%

Junior Subordinated Notes	$206,200	1.69%	$206,200	1.76%

(1) Includes net $0.9 million of debt market rate adjustments.

(2) Represents the weighted-average interest rates on our principal balances, excluding the effects of deferred finance costs.

(3) Includes net ($23.3) million of debt market rate adjustments.

(4) Properties provide mortgage collateral as guarantors. $1.5 billion of the balance is cross-collateralized.

Collateralized Mortgages, Notes and Loans Payable

As of December 31, 2013, $20.4 billion of land, buildings and equipment (before accumulated depreciation) and construction in progress have been pledged as collateral for our mortgages, notes and loans payable. Certain of these consolidated secured loans, representing $1.6 billion of debt, are cross-collateralized with other properties. Although a majority of the $15.6 billion of fixed and variable rate collateralized mortgages, notes and loans payable are non-recourse, $1.6 billion of such mortgages, notes and loans payable are recourse to the Company as guarantees on secured financings. In addition, certain mortgage loans contain other credit enhancement provisions which have been provided by GGP. Certain mortgages, notes and loans payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium, defeasance or a percentage of the loan balance.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

During the year ended December 31, 2013, we refinanced consolidated mortgage notes totaling $5.0 billion related to 36 properties with net proceeds of $1.3 billion. The prior loans had a weighted-average term-to-maturity of 2.7 years, and a weighted-average interest rate of 4.9%. The new loans have a weighted-average term-to-maturity of 8.3 years, and a weighted-average interest rate of 3.5%.

Of the refinanced debt, $1.5 billion relates to a corporate loan initially secured by cross-collateralized mortgages on 16 properties with a weighted-average interest rate of LIBOR + 2.50% and a term-to-maturity of 3.0 years (with 2 one-year options). The prior loans were secured by 16 properties and had a weighted-average interest rate of 3.98% and a term-to-maturity of 3.3 years. During the year ended December 31, 2013, we expensed financing fees of $6.6 million associated with this loan in Loss on extinguishment of debt on our Consolidated Statements of Operations and Comprehensive Income (Loss), and we capitalized $9.5 million as deferred financing costs within Deferred expenses, net on our Consolidated Balance Sheets.

Corporate and Other Unsecured Loans

We have certain unsecured debt obligations, the terms of which are described below:

	December 31, 2013(2)	Weighted-Average Interest Rate	December 31, 2012(3)	Weighted-Average Interest Rate
Unsecured debt:
Unsecured Corporate Bonds - 2010 Indenture	$-	-	$608,688	6.75%
HHC Note(1)	13,179	4.41%	19,347	4.41%
Unsecured Corporate Bonds - 1995 Indenture	-	-	91,786	5.38%
Corporate revolver	51,800	1.74%	-	-
Total unsecured debt	$64,979	2.28%	$719,821	6.51%

(1)	Matures in December 2015.
(2)	Excludes a market rate discount of $0.4 million that decreases the total amount that appears outstanding in our Consolidated Balance Sheets. The rate discount amortizes as an addition to interest expense over the life of the loan.
(3)	Excludes a net market rate premium of $9.8 million that increases the total amount that appears outstanding in our Consolidated Balance Sheets. The market rate premium amortizes as a reduction to interest expense over the life of the respective loan.

On February 14, 2013, the Company redeemed $91.8 million of the 5.38% unsecured corporate bonds due November 26, 2013. The bonds were redeemed in cash at the "Make-Whole Price", as defined in the applicable indenture, plus accrued and unpaid interest up to, but excluding, the redemption date. We incurred debt extinguishment costs of $3.5 million in connection with the redemption, which is recorded within Loss on extinguishment of debt on our Consolidated Statements of Operations and Comprehensive Income (Loss).

On May 1, 2013, the Company redeemed $608.7 million of the 6.75% unsecured corporate bonds due November 9, 2015. The bonds were redeemed in cash at the “Make-Whole Price”, as defined in the applicable indenture, plus accrued and unpaid interest up to, but excluding, the redemption date. We incurred debt extinguishment costs of $20.5 million in connection with the redemption, which is recorded within Loss on extinguishment of debt on our Consolidated Statements of Operations and Comprehensive Income (Loss).

The unsecured corporate bonds had covenants, including ratios of secured debt-to-gross assets and total debt-to-gross assets that governed our ability to incur debt for certain assets. As a result of the redemptions of the unsecured corporate bonds, the Company and related assets are no longer subject to the unsecured corporate bonds’ covenants.

Our revolving credit facility (the “Facility”) as amended on October 23, 2013, provides for revolving loans of up to $1.0 billion. The Facility has an uncommitted accordion feature for a total facility of up to $1.5 billion. The Facility is scheduled to mature in October 2018 and is unsecured. Borrowings under the Facility bear interest at a rate equal to LIBOR plus 132.5 to 195 basis points, which is determined by the Company’s leverage level. The Facility contains certain restrictive covenants which limit material changes in the nature of our business conducted, including but not limited to, mergers, dissolutions or liquidations, dispositions of assets, liens, incurrence of additional indebtedness, dividends, transactions with affiliates, prepayment of subordinated debt, negative pledges and changes in fiscal periods. In addition, we are required not to exceed a maximum net debt-to-value ratio, a maximum leverage ratio and a minimum net cash interest coverage ratio; we are not aware of any instances of non-compliance with such covenants as of December 31, 2013. $51.8 million was outstanding on the Facility, as of December 31, 2013.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Junior Subordinated Notes

GGP Capital Trust I, a Delaware statutory trust (the “Trust”) and a wholly-owned subsidiary of GGPLP, completed a private placement of $200.0 million of trust preferred securities (“TRUPS”) in 2006. The Trust also issued $6.2 million of Common Securities to GGPLP. The Trust used the proceeds from the sale of the TRUPS and Common Securities to purchase $206.2 million of floating rate Junior Subordinated Notes of GGPLP due 2041. Distributions on the TRUPS are equal to LIBOR plus 1.45%. Distributions are cumulative and accrue from the date of original issuance. The TRUPS mature on April 30, 2041, but may be redeemed beginning on April 30, 2011 if the Trust exercises its right to redeem a like amount of Junior Subordinated Notes. The Junior Subordinated Notes bear interest at LIBOR plus 1.45% and are fully recourse to the Company. Though the Trust is a wholly-owned subsidiary of GGPLP, we are not the primary beneficiary of the Trust and, accordingly, it is not consolidated for accounting purposes.  We have recorded the Junior Subordinated Notes as a liability and our common equity interest in the Trust as prepaid expenses and other assets in our Consolidated Balance Sheets as of December 31, 2013 and December 31, 2012.

Letters of Credit and Surety Bonds

We had outstanding letters of credit and surety bonds of $19.4 million as of December 31, 2013 and $21.7 million as of December 31, 2012. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.

We are not aware of any instances of non-compliance with our financial covenants related to our mortgages, notes and loans payable as of December 31, 2013 with the exception of one property transferred to a special servicer which is currently in default.

NOTE 8       INCOME TAXES

We have elected to be taxed as a REIT under the Internal Revenue Code. We intend to maintain REIT status. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including requirements to distribute at least 90% of our taxable ordinary income and to either distribute taxable capital gains to stockholders, or pay corporate income tax on the undistributed capital gains. In addition, the Company is required to meet certain asset and income tests.

As a REIT, we will generally not be subject to corporate level Federal income tax on taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income or property, and to Federal income and excise taxes on our undistributed taxable income. Generally, we are currently open to audit by the Internal Revenue Service for the years ended December 31, 2010 through 2013 and are open to audit by state taxing authorities for the years ended December 31, 2009 through 2013.

The provision for income taxes for the years ended December 31, 2013, 2012, and 2011 are as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Current	$3,855	$5,036	$11,548
Deferred	(3,510)	4,055	(2,825)
Total from Continuing Operations	345	9,091	8,723

Current	-	23	632
Deferred	-	-	-
Total from Discontinued Operations	-	23	632

Total	$345	$9,114	$9,355

Realization of a deferred tax benefit is dependent upon generating sufficient taxable income in future periods. Our TRS net operating loss carryforwards of $20.0 million are currently scheduled to expire in subsequent years through 2033. Our capital loss carryforwards of $6.6 million are scheduled to expire in 2016. Substantially all of these attributes are limited under Section 382 of the Code and are subject to valuation allowances. All of the REIT net operating loss carryforward amounts are subject to annual limitations under Section 382 of the Code, although it is not expected that there will be a significant impact.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Each TRS and certain REIT entities subject to state income taxes is a tax paying component for purposes of classifying deferred tax assets and liabilities. Net deferred tax assets (liabilities) are summarized as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Total deferred tax assets	$16,077	$17,778	$21,574
Valuation allowance	(15,171)	(16,876)	(16,996)
Net deferred tax assets	906	902	4,578
Total deferred tax liabilities	(24,667)	(28,174)	(29,220)
Net deferred tax liabilities	$(23,761)	$(27,272)	$(24,642)

Due to the uncertainty of the realization of certain tax carryforwards, we have established valuation allowances on those deferred tax assets that we do not reasonably expect to realize. Deferred tax assets that we believe have only a remote possibility of realization have not been recorded.

The tax effects of temporary differences and carryforwards included in the net deferred tax liabilities as of December 31, 2013 and December 31, 2012 are summarized as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Operating loss and tax credit carryforwards	$15,477	$15,051	$5,489
Other TRS property, primarily differences in basis of assets and liabilities	(24,067)	(25,447)	(13,135)
Valuation allowance	(15,171)	(16,876)	(16,996)
Net deferred tax liabilities	$(23,761)	$(27,272)	$(24,642)

We had unrecognized tax benefits recorded pursuant to uncertain tax positions of $5.1 million and $5.4 million as of December 31, 2013 and December 31, 2012 respectively, excluding interest, all of which would impact our effective tax rate.  We do not expect significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2013.

NOTE 9        WARRANTS

Pursuant to the terms of the Investment Agreements, the Plan Sponsors and Blackstone were issued 120,000,000 warrants (the “Warrants”) to purchase common stock of GGP with an initial weighted average exercise price of $10.63. Each Warrant was originally recorded as a liability, as the holders of the Warrants could have required GGP to settle such Warrants in cash upon certain changes of control events. The Warrants were fully vested upon issuance. Each Warrant has a term of seven years and expires on November 9, 2017. Below is a summary of the Warrants initially received by the Plan Sponsors and Blackstone.

Initial Warrant Holder	Number of Warrants	Initial Exercise Price
Brookfield	57,500,000	$10.75
Blackstone - B (2)	2,500,000	10.75
Fairholme (2)	41,070,000	10.50
Pershing Square (1)	16,430,000	10.50
Blackstone - A (2)	2,500,000	10.50
	120,000,000

(1) On December 31, 2012, the Pershing Square Warrants were purchased by the Brookfield Investor.

(2) On January 28, 2013, the Fairholme and Blackstone Warrants (A and B) were purchased by GGP.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The Brookfield Warrants and the Blackstone Warrants (A and B) were immediately exercisable, while the Fairholme Warrants and the Pershing Square Warrants were exercisable (for the initial 6.5 years from the issuance) only upon 90 days prior notice, but there is no obligation to exercise at any point from the end of the 90 day notification period through maturity.

The exercise prices of the Warrants are subject to adjustment for future dividends, stock dividends, distribution of assets, stock splits or reverse splits of our common stock or certain other events. In accordance with the agreement, these calculations adjust both the exercise price and the number of shares issuable for the 120,000,000 Warrants that were initially issued to the Plan Sponsors. During 2012 and 2013, the number of shares issuable upon exercise of the outstanding Warrants changed as follows:

		Exercise Price
Record Date	Issuable Shares(1)	Brookfield and Blackstone - B (2)	Fairholme, Pershing Square and Blackstone - A (2) (3)
April 16, 2012	132,372,000	$9.75	$9.52
July 16, 2012	133,116,000	9.69	9.47
October 15, 2012	133,884,000	9.64	9.41
December 14, 2012	134,640,000	9.58	9.36
April 16, 2013	83,443,178	9.53	9.30
July 16, 2013	83,945,892	9.47	9.25
October 15, 2013	84,507,750	9.41	9.19
December 13, 2013	85,084,392	9.34	9.12

(1)	Issuable shares as of April 16, 2013 exlcude the Fairholme and Blackstone A and B warrants purchased by GGPLP.
(2)	On January 28, 2013, the Fairholme and Blackstone Warrants (A and B) were purchased by GGPLP.
(3)	On December 31, 2012, the Pershing Square Warrants were purchased by the Brookfield Investor.

On December 31, 2012, Brookfield acquired all of the 16,430,000 Warrants held by Pershing Square for a purchase price of approximately $272 million. At the time of purchase, the Pershing Square Warrants were exercisable into approximately 10 million common shares of the Company at a weighted-average exercise price of approximately $9.36 per share, assuming net share settlement (i.e. receive shares in common stock equivalent to the intrinsic value of the warrant at the time of exercise). In connection with the transaction, Brookfield and Pershing Square are required to abide by certain undertakings outlined in their Warrant Purchase Agreement dated December 31, 2012, filed on the same date.

On January 28, 2013, GGPLP acquired the 41,070,000 Warrants held by Fairholme and the 5,000,000 Warrants held by Blackstone for an aggregate purchase price of approximately $633 million. At the time of purchase, the GGPLP Warrants were exercisable into approximately 27 million common shares of the Company at a weighted-average exercise price of approximately $9.37 per share, assuming net share settlement. On March 26, 2013, GGPLP exercised its warrants and was issued approximately 27.5 million shares of GGP’s common stock, under net share settlement (See Note 12 for further discussion).

As a result of the transactions occurring on December 31, 2012, and January 28, 2013, Brookfield now owns or manages on behalf of third parties all of the outstanding Warrants. Brookfield has the option for 57,500,000 Warrants to either full share settle (i.e. deliver cash for the exercise price of the Warrants in the amount of approximately $618 million in exchange for approximately 65,000,000 shares of common stock) or net share settle. The remaining 16,430,000 Warrants owned or managed by Brookfield must be net share settled. As of December 31, 2013, the remaining Warrants are exercisable into approximately 46 million common shares of the Company, at a weighted-average exercise price of approximately $9.29 per share. Due to their ownership of Warrants, Brookfield’s potential ownership of the Company may change as a result of payments of dividends and changes in our stock price.

On March 28, 2013, we amended the warrant agreement to replace the right of warrant holders to receive cash from the Company under a change of control to the right to, instead, receive shares of the Company, changing the method of settlement. This amendment results in the classification of the Warrants as a component of permanent equity on our Consolidated Balance Sheets. Prior to the amendment, the Warrants were classified as a liability, due to the cash settlement feature, and marked to fair value, with changes in fair value recognized in earnings. As a result of the amendment, the fair value was determined as of March 28, 2013 with the change in fair value recognized in our Consolidated Statements of Operations and Comprehensive Income (Loss) and the determined fair value was reclassified to equity.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The estimated fair value of the Warrants was $895.5 million as of March 28, 2013 and $1.5 billion as of December 31, 2012. The fair value of the Warrants was estimated using the Black Scholes option pricing model using our stock price, the Warrant term, and Level 3 inputs (Note 2).  As discussed above, the modification of the warrant agreement resulted in the classification of the Warrants as equity as of March 28, 2013. From December 31, 2012 through March 28, 2013, changes in the fair value of the Warrants were recognized in earnings. An increase in GGP’s common stock price or in the expected volatility of the Warrants would increase the fair value; whereas, a decrease in GGP’s common stock price or an increase in the lack of marketability would decrease the fair value.

The following table summarizes the change in fair value of the Warrants which is measured on a recurring basis using Level 3 inputs:

	Year Ended December 31,
	2013	2012	2011
Balance as of January 1,	$1,488,196	$985,962	$1,041,004
Warrant liability adjustment	40,546	502,234	(55,042)
Purchase of Warrants by GGPLP	(633,229)	-	-
Reclassification to equity	(895,513)	-	-
Balance as of December 31,	$-	$1,488,196	$985,962

The following table summarizes the estimated fair value of the Warrants and significant observable and unobservable inputs used in the valuation as of March 28, 2013 and December 31, 2012:

	March 28, 2013	December 31, 2012
Fair value of Warrants	$895,513	$1,488,196
Observable Inputs
GGP stock price per share	$19.88	$19.85
Warrant term	4.62	4.86
Unobservable Inputs
Expected volatility	30%	33%
Range of values considered	(15% - 65%)	(20% - 65%)
Discount for lack of marketability	3%	3%
Range of values considered	(3% - 7%)	(3% - 7%)

NOTE 10     RENTALS UNDER OPERATING LEASES

We receive rental income from the leasing of retail and other space under operating leases. The minimum future rentals based on operating leases of our Consolidated Properties as of December 31, 2013 are as follows:

Year	Amount
2014	$1,381,256
2015	1,261,589
2016	1,118,800
2017	976,692
2018	833,062
Subsequent	2,764,500
$8,335,899

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

NOTE 11     EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

Allocation to Noncontrolling Interests

Noncontrolling interests consists of the redeemable interests related to our common and preferred Operating Partnership units and the noncontrolling interest in our consolidated joint ventures. The following table reflects the activity included in the allocation to noncontrolling interests.

	Year Ended December 31,
	2013	2012	2011
Distributions to preferred Operating Partnership units	$(9,287)	$(12,414)	$(9,655)
Net (income) loss allocation to noncontrolling interests in operating partnership from continuing operations (common units)	(2,281)	3,498	2,212
Net (income) loss allocated to noncontrolling interest in consolidated real estate affiliates	(3,103)	(784)	1,075
Allocation to noncontrolling interests	(14,671)	(9,700)	(6,368)

Other comprehensive loss allocated to noncontrolling interests	(393)	258	337
Comprehensive loss allocated to noncontrolling interests	$(15,064)	$(9,442)	$(6,031)

Redeemable Noncontrolling Interests

The minority interest related to the Common and Preferred Units of the Operating Partnership are presented as redeemable noncontrolling interests in our Consolidated Balance Sheets since it is possible we could be required, under certain events outside of our control, to redeem the securities for cash by the holders of the securities.

The Common and Preferred Units of the Operating Partnership are recorded at the greater of the carrying amount adjusted for the noncontrolling interest’s share of the allocation of income or loss (and its share of other comprehensive income or loss) and dividends or their fair value as of each measurement date. The excess of the fair value over the carrying amount from period to period is recorded within Additional paid-in capital (loss) in our Consolidated Balance Sheets. Allocation to noncontrolling interests is presented as an adjustment to net income to arrive at net loss attributable to GGP.

The common redeemable noncontrolling interests have been recorded at fair value for all periods presented. One tranche of preferred redeemable noncontrolling interests has been recorded at fair value, while the other tranches of preferred redeemable noncontrolling interests have been recorded at carrying value.

Generally, the holders of the Common Units share in any distributions by the Operating Partnership with our common stockholders. However, the Operating Partnership agreement permits distributions solely to GGP if such distributions were required to allow GGP to comply with the REIT distribution requirements or to avoid the imposition of excise tax. Under certain circumstances, the conversion rate for each Common Unit is required to be adjusted to give effect to stock distributions. If the holders had requested redemption of the Common Units as of December 31, 2013, the aggregate amount of cash we would have paid would have been $131.9 million.

The Operating Partnership issued Convertible Preferred Units that are convertible into Common Units of the Operating Partnership at the rates below (subject to adjustment). The holder may convert the Convertible Preferred Units into Common Units of the Operating Partnership at any time, subject to certain restrictions. The Common Units are convertible into common stock at a one-to-one ratio at the current stock price.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

	Number of Common Units for each Preferred Unit	Number of Contractual Convertible Preferred Units Outstanding as of December 31, 2013	Converted Basis to Common Units Outstanding as of December 31, 2013	Conversion Price	Redemption Value
Series B (1)	3.00000	1,279,632	3,991,540	$16.66670	80,110
Series D	1.50821	532,750	803,499	33.15188	26,638
Series E	1.29836	502,658	652,631	38.51000	25,133
					$131,881

(1)	The conversion price of Series B preferred units is lower than the GGP December 31, 2013 closing common stock price of $20.07. Therefore, a common stock price of $20.07 is used to calculate the Series B redemption value.

The following table reflects the activity of the redeemable noncontrolling interests for the years ended December 31, 2013, 2012, and 2011.

Balance at January 1, 2011	$232,364
Net loss	(2,212)
Distributions	(5,879)
Redemption of operating partnership units	(4,615)
Other comprehensive loss	(337)
Fair value adjustment for noncontrolling interests in Operating Partnership	4,474
Balance at December 31, 2011	$223,795

Balance at January 1, 2012	$223,795
Net loss	(3,498)
Distributions	(2,850)
Redemption of operating partnership units	(2,730)
Dividend for RPI Spin-Off	3,137
Other comprehensive loss	(258)
Fair value adjustment for noncontrolling interests in Operating Partnership	50,623
Balance at December 31, 2012	$268,219

Balance at January 1, 2013	$268,219
Net income	2,281
Distributions	(3,275)
Redemption of operating partnership units (1)	(41,889)
Other comprehensive income	393
Fair value adjustment for noncontrolling interests in Operating Partnership	3,173
Balance at December 31, 2013	$228,902

(1)	Operating partnership unit holders redeemed 1,756,521 units in 2013.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Common Stock Dividend and Purchase of Common Stock

Our Board of Directors declared common stock dividends during 2013 and 2012 as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share
2013
October 28	December 13	January 2, 2014	0.14
July 29	October 15	October 29, 2013	0.13
May 10	July 16	July 30, 2013	0.12
February 4	April 16	April 30, 2013	0.12
2012
November 20	December 14	January 4, 2013	0.11
July 31	October 15	October 29, 2012	0.11
April 26	July 16	July 30, 2012	0.10
February 23	April 16	April 30, 2012	0.10

Distributions paid on our common stock and their tax status, as sent to our shareholders, is presented in the following table. The tax status of GGP distributions in 2013, 2012, and 2011 may not be indicative of future periods.

	Year Ended December 31,
	2013	2012	2011
Ordinary income	$0.330	$0.316	$0.303
Return of capital	-	-	-
Qualified dividends	-	-	-
Capital gain distributions	0.290	0.221	0.296
Distributions per share	$0.620	$0.537	$0.599

Our Dividend Reinvestment Plan (“DRIP”) provides eligible holders of GGP’s common stock with a convenient method of increasing their investment in the Company by reinvesting all or a portion of cash dividends in additional shares of common stock. Eligible stockholders who enroll in the DRIP on or before the fourth business day preceding the record date for a dividend payment will be able to have that dividend reinvested. As a result of the DRIP elections, 28,852 shares were issued during the year ended December 31, 2013 and 3,111,365 shares were issued during the year ended December 31, 2012.

Preferred Stock

On February 13, 2013, we issued, in a public offering, 10,000,000 shares of 6.375% Series A Cumulative Perpetual Preferred Stock (the “Preferred Stock”) at a price of $25.00 per share, resulting in net proceeds of $242.0 million after issuance costs.  The Preferred Stock is recorded net of issuance costs within equity on our Consolidated Balance Sheets, and accrues a quarterly dividend at an annual rate of 6.375%.  The dividend is paid in arrears in preference to dividends on our common stock, and reduces net income available to common stockholders, and therefore, earnings per share.

The Preferred Stock does not have a stated maturity date but we may redeem the Preferred Stock after February 12, 2018, for $25.00 per share plus all accrued and unpaid dividends.  We may redeem the Preferred Stock prior to February 12, 2018, in limited circumstances that preserve ownership limits and/or our status as a REIT, as well as during certain circumstances surrounding a change of control.  Upon certain circumstances surrounding a change of control, holders of Preferred Stock may elect to convert each share of their Preferred Stock into a number of shares of GGP common stock equivalent to $25.00 plus accrued and unpaid dividends, but not to exceed a cap of 2.4679 common shares (subject to certain adjustments related to GGP common share splits, subdivisions, or combinations).

Our Board of Directors declared preferred stock dividends during 2013 as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share
2013
October 28	December 13	January 2, 2014	$0.3984
July 29	September 13	October 1, 2013	0.3984
May 10	June 14	July 1, 2013	0.3984
March 4	March 15	April 1, 2013	0.2125

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 12     EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding.  Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all potentially dilutive common shares.  The dilutive effect of the Warrants are computed using the “if-converted” method and the dilutive effect of options and their equivalents (including fixed awards and nonvested stock issued under stock-based compensation plans), is computed using the “treasury” method.

Information related to our EPS calculations is summarized as follows:

	Year Ended December 31,
	2013	2012	2011
Numerators - Basic:
Income (loss) from continuing operations	$307,156	$(462,056)	$(193,891)
Preferred Stock dividend	(14,078)	-	-
Allocation to noncontrolling interests	(14,602)	(9,663)	(6,411)
Income (loss) from continuing operations - net of noncontrolling interests	278,476	(471,719)	(200,302)

Discontinued operations	10,043	(9,477)	(112,913)
Allocation to noncontrolling interests	(69)	(37)	43
Discontinued operations - net of noncontrolling interests	9,974	(9,514)	(112,870)

Net income (loss)	317,199	(471,533)	(306,804)
Preferred Stock dividend	(14,078)	-	-
Allocation to noncontrolling interests	(14,671)	(9,700)	(6,368)
Net income (loss) attributable to common stockholders	$288,450	$(481,233)	$(313,172)

Numerators - Diluted:
Income (loss) from continuing operations - net of noncontrolling interests	$278,476	$(471,719)	$(200,302)
Exclusion of warrant adjustment	-	-	(55,042)
Diluted income (loss) from continuing operations	$278,476	$(471,719)	$(255,344)

Net income (loss) attributable to common stockholders	$288,450	$(481,233)	$(313,172)
Exclusion of Warrant adjustment	-	-	(55,042)
Diluted net income (loss) attributable to common stockholders	$288,450	$(481,233)	$(368,214)

Denominators:
Weighted-average number of common shares outstanding - basic	930,643	938,049	943,669
Effect of dilutive securities	3,425	-	37,467
Weighted-average number of common shares outstanding - diluted	934,068	938,049	981,136

Anti-dilutive Securities:
Effect of Preferred Units	5,506	5,526	5,526
Effect of Common Units	6,434	6,819	6,929
Effect of Stock Options	-	2,352	671
Effect of Warrants	46,724	61,065	-
	58,664	75,762	13,126

Options were anti-dilutive for the years ended December 31, 2012 and December 31, 2011 periods presented because of net losses, and, as such, their effect has not been included in the calculation of diluted net loss per share.  For the year ended December 31, 2013 dilutive options are included in the denominator of EPS. In addition, potentially dilutive shares related to the Warrants for the years ended December 31, 2013 and December 31, 2012 have been excluded from the denominator in the computation of diluted EPS because they are also anti-dilutive.  In 2011, dilutive shares related to the Warrants are included in the denominator of EPS because they are dilutive. Outstanding Common Units have also been excluded from the diluted earnings per share calculation because including such Common Units would also require that the share of GGPLP income attributable to such Common Units be added back to net income therefore resulting in no effect on EPS.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

During the year ended December 31, 2013, GGPLP repurchased 28,345,108 shares of GGP’s common stock for $566.9 million, and these shares are presented as Common stock in treasury, at cost, on our Consolidated Balance Sheets. Accordingly, these shares have been excluded from the calculation of EPS. In addition, GGPLP was issued 27,459,195 shares of GGP common stock on March 26, 2013, as a result of GGPLP’s purchase and subsequent exercising of the Fairholme and Blackstone Warrants (Note 9). These shares are presented as issued, but not outstanding on our Consolidated Balance Sheets. Accordingly, these shares have been excluded from the calculation of EPS.

As a result of these transactions, GGPLP owns 55,804,303 shares of GGP common stock as of December 31, 2013.

NOTE 13     STOCK-BASED COMPENSATION PLANS

Incentive Stock Plans

The General Growth Properties, Inc. 2010 Equity Plan (the ‘‘Equity Plan’’) which remains in effect after the Effective Date, reserved for issuance of 4% of GGP outstanding shares on a fully diluted basis as of the Effective Date. The Equity Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation (collectively, ‘‘the Awards’’). Directors, officers and other employees of GGP’s and its subsidiaries and affiliates are eligible for Awards. The Equity Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended. No participant may be granted more than 4,000,000 shares, or the equivalent dollar value of such shares, in any year. Options granted under the Equity Plan will be designated as either nonqualified stock options or incentive stock options. An option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. The exercise price of an option may not be less than the fair value of a share of GGP’s common stock on the date of grant. The term of each option will be determined prior to the date of grant, but may not exceed ten years.

Stock Options

The following tables summarize stock option activity for the Equity Plan for GGP for the years ended December 31, 2013, 2012 and 2011:

	2013		2012		2011
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Stock options Outstanding at January 1,	9,692,499	$13.59	11,503,869	$15.65	5,427,011	$20.21
Granted	12,740,784	19.97	-	-	8,662,716	15.26
Exercised	(339,723)	14.33	(607,473)	13.89	(51,988)	11.05
Forfeited	(488,969)	16.27	(703,183)	14.68	(1,606,792)	14.96
Expired	(39,310)	14.35	(500,714)	46.28	(927,078)	39.31
Stock options Outstanding at December 31,	21,565,281	$17.28	9,692,499	$13.59	11,503,869	$15.65
Intrinsic value of exercised options in period (in millions):		$4.9		$3.3		$0.2

The weighted average remaining contractual term of nonvested awards as of December 31, 2013 was 1.0 year.

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price
$8.00 - $12.00	2,000,000	6.8	$9.69	1,500,000	6.8	$9.69
$13.00 - $17.00	6,996,034	7.4	14.61	2,965,960	7.3	14.58
$18.00 - $22.00	12,569,247	9.5	19.98	-	-	-
Total	21,565,281	8.6	$17.28	4,465,960	7.1	$12.94
Intrinsic value ($20.07 stock price)	$60,167			$31,842

Stock options under the Equity Plan generally vest in 20% increments annually from one year from the grant date. Options under certain previous equity plans were replaced under the Plan with options, fully vested, in GGP common stock.

The weighted-average fair value of stock options as of the grant date was $5.11 for stock options granted during the year ended December 31, 2013 and $4.59 for stock options granted during the year ended December 31, 2011.

Restricted Stock

Pursuant to the Equity Plan, GGP and GGP Inc. made restricted stock grants to certain employees and non-employee directors. The vesting terms of these grants are specific to the individual grant. The vesting terms varied in that a portion of the shares vested either immediately or on the first anniversary and the remainder vested in equal annual amounts over the next two to five years. Participating employees were required to remain employed for vesting to occur (subject to certain exceptions in the case of retirement). Shares that did not vest were forfeited. Dividends are paid on restricted stock and are not returnable, even if the underlying stock does not ultimately vest.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

The following table summarizes restricted stock activity for the respective grant year ended December 31, 2013, December 31, 2012 and December 31, 2011:

	2013		2012		2011
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock grants outstanding as of beginning of period	1,426,338	$14.07	1,716,932	$14.19	2,807,682	$14.24
Granted	37,352	19.97	37,731	14.89	84,659	14.98
Canceled	(164,970)	15.69	(123,183)	14.89	(329,292)	14.73
Vested	(55,796)	15.15	(205,142)	14.73	(846,117)	14.23
Nonvested restricted stock grants outstanding as of end of period	1,242,924	$13.99	1,426,338	$14.07	1,716,932	$14.19
Vested fair value (in millions):		$3.4		$3.9		$12.1

Other Required Disclosures

Historical data, such as the past performance of our common stock and the length of service by employees, is used to estimate expected life of the stock options and our restricted stock and represents the period of time the options or grants are expected to be outstanding. The weighted average estimated values of options granted were based on the following assumptions:

	Year Ended December 31,
	2013	2012	2011
Risk-free interest rate (*)	1.71%	No options granted	1.25%
Dividend yield (*)	2.52%	No options granted	2.50%
Expected volatility	32.32%	No options granted	41.16%
Expected life (in years)	6.5	No options granted	6.5

(*) Weighted average

Compensation expense related to stock-based compensation plans is summarized in the following table:

	Year Ended December 31,
	2013	2012	2011
Stock options - Property management and other costs	$5,104	$3,111	$2,975
Stock options - General and administrative	10,178	6,282	5,650
Restricted stock - Property management and other costs	1,504	1,553	2,843
Restricted stock - General and administrative	6,230	7,922	8,591
Total	$23,016	$18,868	$20,059

Unrecognized compensation expense as of December 31, 2013 is as follows:

Year	Amount
2014	$23,935
2015	20,335
2016	16,057
2017	15,492
2018	3,420
79,239

These amounts may be impacted by future grants, changes in forfeiture estimates or vesting terms, and actual forfeiture rates which differ from estimated forfeitures.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 14     PREPAID EXPENSES AND OTHER ASSETS

The following table summarizes the significant components of Prepaid expenses and other assets.

	December 31, 2013			December 31, 2012
	Gross Asset	Accumulated Amortization	Balance	Gross Asset	Accumulated Amortization	Balance
Intangible assets:
Above-market tenant leases, net	$1,022,398	$(478,998)	$543,400	$1,230,117	$(425,837)	$804,280
Below-market ground leases, net	164,017	(13,597)	150,420	169,539	(9,825)	159,714
Real estate tax stabilization agreement, net	111,506	(19,834)	91,672	111,506	(13,523)	97,983
Total intangible assets	$1,297,921	$(512,429)	$785,492	$1,511,162	$(449,185)	$1,061,977

Remaining Prepaid expenses and other assets:
Security and escrow deposits			145,999			181,481
Prepaid expenses			23,283			54,514
Other non-tenant receivables			25,988			12,450
Deferred tax, net of valuation allowances			906			902
Other			13,901			18,141
Total remaining Prepaid expenses and other assets			210,077			267,488
Total Prepaid expenses and other assets			$995,569			$1,329,465

NOTE 15     ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table summarizes the significant components of Accounts payable and accrued expenses.

	December 31, 2013			December 31, 2012
	Gross Liability	Accumulated Accretion	Balance	Gross Liability	Accumulated Accretion	Balance
Intangible liabilities:
Below-market tenant leases, net	$622,710	$(271,215)	$351,495	$725,878	$(251,896)	$473,982
Above-market headquarters office leases, net	15,268	(5,130)	10,138	15,268	(3,393)	11,875
Above-market ground leases, net	9,756	(1,181)	8,575	9,756	(805)	8,951
Total intangible liabilities	$647,734	$(277,526)	$370,208	$750,902	$(256,094)	$494,808

Remaining Accounts payable and accrued expenses:
Accrued interest			80,409			185,461
Accounts payable and accrued expenses			98,986			160,861
Accrued real estate taxes			92,663			67,581
Deferred gains/income			115,354			98,376
Accrued payroll and other employee liabilities			34,006			34,802
Construction payable			103,988			70,609
Tenant and other deposits			21,434			22,870
Insurance reserve liability			16,643			15,796
Capital lease obligations			12,703			13,292
Conditional asset retirement obligation liability			10,424			12,134
Uncertain tax position liability			5,536			5,873
Other			27,013			29,768
Total remaining Accounts payable and accrued expenses			619,159			717,423
Total Accounts payable and accrued expenses			$989,367			$1,212,231

NOTE 16     ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Net unrealized gains on financial instruments	$124	$129
Foreign currency translation	(38,297)	(87,547)
Unrealized gains on available-for-sale securities	-	64
	$(38,173)	$(87,354)

NOTE 17     LITIGATION

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Urban Litigation

In October 2004, certain limited partners (the "Urban Plaintiffs") of Urban Shopping Centers, L.P. ("Urban") filed a lawsuit against Urban's general partner, Head Acquisition, L.P. ("Head"), as well as TRCLP, Simon Property Group, Inc., Westfield America, Inc., and various of their affiliates, including Head's general partners (collectively, the "Urban Defendants"), in Circuit Court in Cook County, Illinois. GGP Inc., GGPLP and other affiliates were later included as Urban Defendants. The lawsuit alleges, among other things, that the Urban Defendants breached the Urban partnership agreement, unjustly enriched themselves through misappropriation of partnership opportunities, failed to grow the partnership, breached their fiduciary duties, and tortiously interfered with several contractual relationships. The plaintiffs seek relief in the form of unspecified monetary damages and equitable relief requiring, among other things, the Urban Defendants, including GGP, Inc. and its affiliates, to engage in certain future transactions through the Urban Partnership.  On June 24, 2013, the court held oral argument on the parties’ cross-motions for partial summary judgment. The court rendered its decisions on these motions on November 7, 2013, affirming certain of the motions for plaintiffs and the co-defendants and denying others. A trial date has been scheduled for May 2014. While the parties have entered into discussions regarding potential settlement terms, it is not possible to determine whether such discussions will ultimately result in a settlement acceptable to all parties.

As a result of our consideration of the risks associated with this matter, the uncertainty regarding the outcome of the settlement discussions, as well as discussions with counsel, the Company has concluded that we cannot reasonably estimate a possible range of potential loss related to the Urban Plaintiffs’ lawsuit due to the broad spectrum of monetary and non-monetary remedies that may result from the outcome of the matter and the difficulty in calculating and allocating damages (if any) among the defendants.  Therefore, no liability has been accrued and no range of loss has been disclosed in the accompanying consolidated financial statements as of and for the year ended December 31, 2013.

John Schreiber, one of our former directors, serves on the board of directors of, and is an investor in, an entity that is a principal investor in the Urban Plaintiffs, and is himself an investor in the Urban Plaintiffs and, therefore, has a financial interest in the outcome of the litigation that may be adverse to us.

Default Interest

Pursuant to the Plan, the Company cured and reinstated that certain note (the “Homart Note”) in the original principal amount of $254.0 million between GGPLP and The Comptroller of the State of New York as Trustee of the Common Retirement Fund (“CRF”) by payment in cash of accrued interest at the contractual non-default rate.   CRF, however, contended that the Company’s bankruptcy caused the Company to default under the Homart Note and, therefore, post-petition interest accrued under the Homart Note at the contractual default rate was due for the period June 1, 2009 until November 9, 2010.  On June 16, 2011, the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) ruled in favor of CRF, and, on June 22, 2011, the Company elected to satisfy the Homart Note in full by paying CRF the outstanding default interest and principal amount on the Homart Note totaling $246.0 million.  As a result of the ruling, the Company incurred and paid $11.7 million of default interest expense during the year ended December 31, 2011. The Company appealed the Bankruptcy Court’s order and reserved its right to recover the payment of default interest.  On March 13, 2013, the parties reached a settlement. In exchange for the Company’s dismissal of its appeal, CRF waived all claims to attorneys’ fees.

Pursuant to the Plan, the Company agreed to pay to the holders of claims (the “2006 Lenders”) under a revolving and term loan facility (the “2006 Credit Facility”) the principal amount of their claims outstanding of approximately $2.6 billion plus post-petition interest at the contractual non-default rate. However, the 2006 Lenders asserted that they were entitled to receive interest at the contractual default rate. In July 2011, the Bankruptcy Court ruled in favor of the 2006 Lenders. The Company had accrued $96.1 million as of December 31, 2012. The Company appealed the Bankruptcy Court ruling, and on March 13, 2013, the parties reached a settlement. In exchange for the Company’s dismissal of its appeal, and a payment by the Company of $97.4 million, the 2006 Lenders waived all claim to attorneys’ fees.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

Tax Indemnification Liability

Pursuant to the Investment Agreements, GGP has indemnified HHC from and against 93.75% of any and all losses, claims, damages, liabilities and reasonable expenses to which HHC and its subsidiaries become subject, in each case solely to the extent directly attributable to MPC Taxes (as defined in the Investment Agreements) in an amount up to $303.8 million.  Under certain circumstances, we agreed to be responsible for interest or penalties attributable to such MPC Taxes in excess of the $303.8 million.  The IRS disagrees with the method used to report gains for income tax purposes that are the subject of the MPC taxes. As a result of this disagreement, The Howard Hughes Company, LLC and Howard Hughes Properties, Inc. filed petitions in the United States Tax Court on May 6, 2011, contesting this liability for the 2007 and 2008 years and a trial was held in early November 2012.  The Internal Revenue Service has opened an audit for these two taxpayers for 2009 through 2011 with respect to MPC Taxes.  The outcome of this Tax Court decision will impact the timing of the payment of the MPC taxes to HHC. We anticipate the Tax Court’s decision in 2014. We have accrued $303.6 million as of December 31, 2013 and $303.8 million as of December 31, 2012 related to the tax indemnification liability. In addition, we have accrued $21.6 million of interest related to the tax indemnification liability in accounts payable and accrued expenses on our Consolidated Balance Sheets as of December 31, 2013, and December 31, 2012.  As a result of our consideration of the risks associated with this matter, as well as discussions with counsel, the Company believes that the aggregate liability recorded of $325.2 million represents management’s best estimate of our liability as of December 31, 2013 and that the probability that we will incur a loss in excess of this amount is remote.  Depending on the outcome of the Tax Court litigation, it is possible that we may make potentially significant payments on the tax indemnification liability in the next twelve months. We do not expect that these payments will exceed the tax indemnification liability accrued as of December 31, 2013.

NOTE 18     COMMITMENTS AND CONTINGENCIES

We lease land or buildings at certain properties from third parties. The leases generally provide us with a right of first refusal in the event of a proposed sale of the property by the landlord. Rental payments are expensed as incurred and have, to the extent applicable, been straight-lined over the term of the lease. The following is a summary of our contractual rental expense as presented in our Consolidated Statements of Operations and Comprehensive Income (Loss):

	Year Ended December 31,
	2013	2012	2011
Contractual rent expense, including participation rent	$13,568	$14,248	$13,034
Contractual rent expense, including participation rent and excluding amortization of above and below-market ground leases and straight-line rent	8,750	9,188	7,886

See Note 8 and Note 17 for our obligations related to uncertain tax positions and for disclosure of additional contingencies.

The following table summarizes the contractual maturities of our long-term commitments. Long-term debt and ground leases include the related acquisition accounting fair value adjustments:

	2014	2015	2016	2017	2018	Subsequent/ Other	Total
Mortgages, notes and loans payable(1)	$392,982	$836,291	$1,033,884	$887,418	$1,928,647	$10,593,215	$15,672,437
Retained debt-principal	1,445	1,527	1,598	1,702	1,798	82,485	90,555
Purchase obligations	138,798	-	-	-	-	-	138,798
Ground lease payments	5,902	5,912	5,911	5,941	5,859	190,376	219,901
Junior Subordinated Notes(2)	-	-	-	-	-	206,200	206,200
Tax indemnification liability(3)	-	-	-	-	-	303,586	303,586
Uncertain tax position liability(4)	-	-	-	-	-	5,536	5,536
Total	$539,127	$843,730	$1,041,393	$895,061	$1,936,304	$11,381,398	$16,637,013

(1)	The $51.8 million outstanding on the revolving credit facility as of December 31, 2013 is included in 2014.
(2)	The $206.2 million of Junior Subordinated Notes are due in 2041, but may be redeemed any time after April 30, 2011. As we do not expect to redeem the notes prior to maturity, they are included in the consolidated debt maturing subsequent to 2018.
(3)	The outcome of the Tax Court’s decision will impact the timing of the payment. We anticipate the Tax Court's decision in 2014 (Note 17).
(4)	The uncertain income tax liability for which reasonable estimates about the timing of payments cannot be made is disclosed within the Subsequent/Other column.

NOTE 19     SUBSEQUENT EVENTS

On February 14, 2014, we sold one operating property under a lender directed sale in full satisfaction of the related debt. The sale resulted in a Gain on extinguishment of debt of approximately $67 million in the first quarter of 2014.

On February 10, 2014, GGP acquired 27,624,282 shares of its common stock from Pershing Square for approximately $556 million.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 20      QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly data for the year ended December 31, 2013 and 2012 is summarized in the table below. Figures presented below have been adjusted for discontinued operations (Note 4), and include the impact of Provisions for impairment (Note 2), the Warrant liability adjustment (Note 9), and Gains from changes in control of investment properties (Note 3) in continuing operations.

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$629,109	$604,410	$612,505	$681,363
Operating income	198,473	200,329	195,707	237,650
Income (loss) from continuing operations	(27,719)	215,790	30,843	88,243
Income (loss) from discontinued operations	18,983	(1,867)	12	(7,085)
Net income (loss) income attributable to common shareholders	(13,651)	205,391	23,499	73,212
Basic Earnings (Loss) Per Share:
Continuing operations	(0.03)	0.22	0.03	0.09
Discontinued operations	0.02	-	-	(0.01)
Diluted Earnings (Loss) Per Share:
Continuing operations	(0.03)	0.21	0.03	0.08
Discontinued operations	0.02	-	-	(0.01)
Dividends declared per share	0.12	0.12	0.13	0.14
Weighted-average shares outstanding:
Basic	939,271	939,434	932,964	911,185
Diluted	939,271	989,461	980,767	960,765

	2012
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$589,082	$597,958	$616,038	$663,760
Operating income	164,547	190,126	154,033	250,857
Loss from continuing operations	(182,202)	(107,439)	(148,196)	(24,219)
Income (loss) from discontinued operations	(12,047)	1,095	(58,410)	59,885
Net income (loss) income attributable to common shareholders	(197,615)	(107,933)	(207,886)	32,201
Basic Earnings (Loss) Per Share: [1]
Continuing operations	(0.20)	(0.12)	(0.17)	(0.03)
Discontinued operations	(0.01)	-	(0.06)	0.07
Diluted Earnings (Loss) Per Share: [1]
Continuing operations	(0.20)	(0.12)	(0.16)	(0.03)
Discontinued operations	(0.01)	-	(0.06)	0.07
Dividends declared per share	0.10	0.10	0.11	0.11
Weighted-average shares outstanding:
Basic	937,274	937,789	938,316	938,049
Diluted	937,274	937,789	938,316	938,049

[1]	Earnings (loss) per share for the quarters do not add up to annual earnings per share due to the issuance of additional common stock during the year.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Growth Properties, Inc.
Chicago, Illinois

We have audited the consolidated balance sheets of General Growth Properties, Inc. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2013 and the Company's internal control over financial reporting as of December 31, 2013, and have issued our reports thereon dated February 21, 2014; such reports are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of the Company listed in the Index to Consolidated Financial Statements and Consolidated Financial Statement Schedule on pages F-1 of this Form 10-K. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 21, 2014

GENERAL GROWTH PROPERTIES, INC.

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2013

(Dollars in thousands)

					Costs Capitalized		Gross Amounts at Which
			Acquistion Cost(b)		Subsequent to Acquisition		Carriedat Close of Period(c)					Life Upon Which
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation(d)	Date Acquired	Latest Statement of Operation is Computed
Ala Moana Center	Honolulu, HI	1,400,000	$571,836	1,738,740	$954	$12,357	$572,790	$1,751,097	$2,323,887	$164,383	November, 2010	(d)
Apache Mall	Rochester, MN	97,851	17,738	116,663	-	1,836	17,738	118,499	136,237	12,713	November, 2010	(d)
Augusta Mall	Augusta, GA	170,000	25,450	137,376	-	6,177	25,450	143,553	169,003	17,954	November, 2010	(d)
Baybrook Mall	Friendswood, TX	261,771	76,527	288,241	-	3,200	76,527	291,441	367,968	27,998	November, 2010	(d)
Bayside Marketplace	Miami, FL	1,269	-	198,396	-	2,607	-	201,003	201,003	33,602	November, 2010	(d)
Beachwood Place	Beachwood, OH	218,222	59,156	196,205	-	2,222	59,156	198,427	257,583	19,002	November, 2010	(d)
Bellis Fair	Bellingham, WA	91,223	14,122	102,033	-	20,337	14,122	122,370	136,492	12,316	November, 2010	(d)
Boise Towne Square	Boise, ID	144,442	44,182	163,118	-	6,893	44,182	170,011	214,193	17,555	November, 2010	(d)
Brass Mill Center	Waterbury, CT	101,588	31,496	99,107	-	658	31,496	99,765	131,261	13,274	November, 2010	(d)
Coastland Center	Naples, FL	127,479	24,470	166,038	-	1,295	24,470	167,333	191,803	17,470	November, 2010	(d)
Columbia Mall	Columbia, MO	-	7,943	107,969	(154)	(1,141)	7,789	106,828	114,617	11,718	November, 2010	(d)
Columbiana Centre	Columbia, SC	-	22,178	125,061	-	(994)	22,178	124,067	146,245	15,291	November, 2010	(d)
Coral Ridge Mall	Coralville, IA	113,714	20,178	134,515	2,219	14,367	22,397	148,882	171,279	16,355	November, 2010	(d)
Coronado Center	Albuquerque, NM	148,020	28,312	153,526	4,545	20,815	32,857	174,341	207,198	16,527	November, 2010	(d)
Crossroads Center	St. Cloud, MN	105,941	15,499	103,077	-	877	15,499	103,954	119,453	11,385	November, 2010	(d)
Cumberland Mall	Atlanta, GA	160,000	36,913	138,795	-	4,284	36,913	143,079	179,992	17,099	November, 2010	(d)
Deerbrook Mall	Humble, TX	148,302	36,761	133,448	-	2,307	36,761	135,755	172,516	15,154	November, 2010	(d)
Eastridge Mall	Casper, WY	-	5,484	36,756	-	6,762	5,484	43,518	49,002	5,733	November, 2010	(d)
Eastridge Mall	San Jose, CA	151,512	30,368	135,317	(3,127)	1,879	27,241	137,196	164,437	16,381	November, 2010	(d)
Fashion Place	Murray, UT	226,730	24,068	232,456	2,079	52,076	26,147	284,532	310,679	26,736	November, 2010	(d)
Fashion Show	Las Vegas, NV	839,913	564,310	627,327	8,635	47,263	572,945	674,590	1,247,535	68,216	November, 2010	(d)
Four Seasons Town Centre	Greensboro, NC	86,894	17,259	126,570	-	3,529	17,259	130,099	147,358	13,524	November, 2010	(d)
Fox River Mall	Appleton, WI	180,808	42,259	217,932	-	3,341	42,259	221,273	263,532	21,382	November, 2010	(d)
Glenbrook Square	Fort Wayne, IN	153,041	30,965	147,002	2,444	15,066	33,409	162,068	195,477	15,778	November, 2010	(d)
Governor's Square	Tallahassee, FL	72,912	18,289	123,088	-	1,716	18,289	124,804	143,093	19,572	November, 2010	(d)
Grand Teton Mall	Idaho Falls, ID	-	13,066	59,658	-	957	13,066	60,615	73,681	7,423	November, 2010	(d)
Greenwood Mall	Bowling Green, KY	63,000	12,459	85,370	-	2,435	12,459	87,805	100,264	11,182	November, 2010	(d)
Hulen Mall	Fort Worth, TX	129,657	8,665	112,252	-	14,560	8,665	126,812	135,477	12,358	November, 2010	(d)
Jordan Creek Town Center	West Des Moines, IA	220,000	54,663	262,608	(226)	3,024	54,437	265,632	320,069	30,274	November, 2010	(d)
Lakeside Mall	Sterling Heights, MI	151,162	36,993	130,460	-	2,225	36,993	132,685	169,678	14,462	November, 2010	(d)
Lynnhaven Mall	Virginia Beach, VA	210,590	54,628	219,013	(90)	10,139	54,538	229,152	283,690	24,621	November, 2010	(d)
Mall of Louisiana	Baton Rouge, LA	223,440	88,742	319,097	-	(36)	88,742	319,061	407,803	28,921	November, 2010	(d)
Mall St. Matthews	Louisville, KY	186,662	42,014	155,809	(5,981)	7,973	36,033	163,782	199,815	16,435	November, 2010	(d)
Market Place Shopping Center	Champaign, IL	113,425	21,611	111,515	-	2,035	21,611	113,550	135,161	11,739	November, 2010	(d)
Mayfair Mall	Wauwatosa, WI	-	84,473	352,140	(79)	(1,342)	84,394	350,798	435,192	33,360	November, 2010	(d)
Meadows Mall	Las Vegas, NV	162,936	30,275	136,846	-	764	30,275	137,610	167,885	14,219	November, 2010	(d)
Mondawmin Mall	Baltimore, MD	-	19,707	63,348	-	15,141	19,707	78,489	98,196	8,821	November, 2010	(d)
Newgate Mall	Ogden, UT	58,000	17,856	70,318	-	7,665	17,856	77,983	95,839	11,654	November, 2010	(d)
North Point Mall	Alpharetta, GA	250,000	57,900	228,517	-	9,045	57,900	237,562	295,462	31,430	November, 2010	(d)
North Star Mall	San Antonio, TX	332,135	91,135	392,422	-	5,249	91,135	397,671	488,806	35,469	November, 2010	(d)
Northridge Fashion Center	Northridge, CA	241,431	66,774	238,023	-	27,440	66,774	265,463	332,237	25,752	November, 2010	(d)
NorthTown Mall	Spokane, WA	-	12,310	108,857	-	393	12,310	109,250	121,560	11,690	November, 2010	(d)
Oak View Mall	Omaha, NE	81,709	20,390	107,216	-	324	20,390	107,540	127,930	11,256	November, 2010	(d)
Oakwood Center	Gretna, LA	-	21,105	74,228	-	17,714	21,105	91,942	113,047	8,460	November, 2010	(d)
Oakwood Mall	Eau Claire, WI	-	13,786	92,114	-	4,399	13,786	96,513	110,299	10,617	November, 2010	(d)
Oglethorpe Mall	Savannah, GA	150,000	27,075	157,100	-	(154)	27,075	156,946	184,021	16,491	November, 2010	(d)
Oxmoor Center	Louisville, KY	91,796	-	117,814	-	9,275	-	127,089	127,089	11,934	November, 2010	(d)
Paramus Park	Paramus, NJ	93,390	31,320	102,054	-	4,323	31,320	106,377	137,697	12,490	November, 2010	(d)
Park City Center	Lancaster, PA	190,317	42,451	195,409	-	1,788	42,451	197,197	239,648	19,076	November, 2010	(d)
Park Place	Tucson, AZ	192,764	61,907	236,019	-	1,185	61,907	237,204	299,111	22,075	November, 2010	(d)
Peachtree Mall	Columbus, GA	79,859	13,855	92,143	-	1,787	13,855	93,930	107,785	12,158	November, 2010	(d)
Pecanland Mall	Monroe, LA	90,000	12,943	73,231	-	7,301	12,943	80,532	93,475	9,905	November, 2010	(d)
Pembroke Lakes Mall	Pembroke Pines, FL	260,000	64,883	254,910	-	(9,947)	64,883	244,963	309,846	25,335	November, 2010	(d)
Pioneer Place	Portland, OR	-	-	97,096	-	2,475	-	99,571	99,571	7,727	November, 2010	(d)
Prince Kuhio Plaza	Hilo, HI	44,695	-	52,373	-	3,953	-	56,326	56,326	7,610	November, 2010	(d)
Providence Place	Providence, RI	408,991	-	400,893	-	5,433	-	406,326	406,326	36,004	November, 2010	(d)
Provo Towne Centre	Provo, UT	48,321	17,027	75,871	943	(9,647)	17,970	66,224	84,194	12,626	November, 2010	(d)

GENERAL GROWTH PROPERTIES, INC.

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2013

(Dollars in thousands)

					Costs Capitalized Subsequent to		Gross Amounts at Which Carried at
			Acquistion Cost(b)		Acquisition		Close of Period(c)					Life Upon Which
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation(d)	Date Acquired	Latest Statement of Operation is Computed

Quail Springs Mall	Oklahoma City, OK	74,751	40,523	149,571	-	322	40,523	149,893	190,416	3,816	June, 2013	(d)
Red Cliffs Mall	St. George, UT	-	6,811	33,930	-	1,248	6,811	35,178	41,989	5,170	November, 2010	(d)
Ridgedale Center	Minnetonka, MN	154,737	39,495	151,090	1,108	4,910	40,603	156,000	196,603	14,066	November, 2010	(d)
River Hills Mall	Mankato, MN	-	16,207	85,608	-	1,656	16,207	87,264	103,471	9,337	November, 2010	(d)
Rivertown Crossings	Grandville, MI	163,323	47,790	181,770	-	2,685	47,790	184,455	232,245	18,723	November, 2010	(d)
Rogue Valley Mall	Medford, OR	55,000	9,042	61,558	-	1,813	9,042	63,371	72,413	5,737	November, 2010	(d)
Sooner Mall	Norman, OK	-	9,902	69,570	-	2,172	9,902	71,742	81,644	8,017	November, 2010	(d)
Spokane Valley Mall	Spokane, WA	61,498	16,817	100,209	-	(7,996)	16,817	92,213	109,030	10,937	November, 2010	(d)
Staten Island Mall	Staten Island, NY	272,089	102,227	375,612	-	1,064	102,227	376,676	478,903	40,459	November, 2010	(d)
Stonestown Galleria	San Francisco, CA	180,000	65,962	203,043	-	7,887	65,962	210,930	276,892	19,934	November, 2010	(d)
The Crossroads	Portage, MI	100,000	20,261	95,463	1,110	2,478	21,371	97,941	119,312	10,430	November, 2010	(d)
The Gallery At Harborplace	Baltimore, MD	89,212	15,930	112,117	-	5,281	15,930	117,398	133,328	13,412	November, 2010	(d)
The Maine Mall	South Portland, ME	191,599	36,205	238,067	-	10,366	36,205	248,433	284,638	24,268	November, 2010	(d)
The Mall In Columbia	Columbia, MD	350,000	124,540	479,171	-	4,348	124,540	483,519	608,059	41,870	November, 2010	(d)
The Oaks Mall	Gainesville, FL	136,504	21,954	173,353	-	(3,327)	21,954	170,026	191,980	13,295	April, 2012	(d)
The Parks at Arlington	Arlington, TX	259,409	19,807	299,708	49	11,508	19,856	311,216	331,072	28,401	November, 2010	(d)
The Shoppes at Buckland	Manchester, CT	126,887	35,180	146,474	-	(1,302)	35,180	145,172	180,352	16,286	November, 2010	(d)
The Shops At Fallen Timbers	Maumee, OH	-	3,785	31,771	(16)	2,005	3,769	33,776	37,545	5,858	November, 2010	(d)
The Shops At La Cantera	San Antonio, TX	162,858	80,016	350,737	-	25,168	80,016	375,905	455,921	40,430	November, 2010	(d)
The Streets At SouthPoint	Durham, NC	260,000	66,045	242,189	-	(211)	66,045	241,978	308,023	23,757	November, 2010	(d)
The Woodlands Mall	The Woodlands, TX	259,727	84,889	349,315	2,291	2,310	87,180	351,625	438,805	33,774	November, 2010	(d)
Town East Mall	Mesquite, TX	160,270	9,928	168,555	-	3,465	9,928	172,020	181,948	16,527	November, 2010	(d)
Tucson Mall	Tucson, AZ	246,000	2,071	193,815	-	92,832	2,071	286,647	288,718	40,341	November, 2010	(d)
Tysons Galleria	McLean, VA	323,641	90,317	351,005	-	3,016	90,317	354,021	444,338	29,512	November, 2010	(d)
Valley Plaza Mall	Bakersfield, CA	240,000	38,964	211,930	-	(1,112)	38,964	210,818	249,782	21,540	November, 2010	(d)
Visalia Mall	Visalia, CA	74,000	11,912	80,185	-	1,129	11,912	81,314	93,226	8,088	November, 2010	(d)
Westlake Center	Seattle, WA	4,255	19,055	129,295	(14,819)	(93,252)	4,236	36,043	40,279	3,743	November, 2010	(d)
Westroads Mall	Omaha, NE	154,181	32,776	184,253	-	3,439	32,776	187,692	220,468	12,762	April, 2012	(d)
White Marsh Mall	Baltimore, MD	190,000	43,880	177,194	4,125	5,631	48,005	182,825	230,830	19,320	November, 2010	(d)
Willowbrook	Wayne, NJ	360,000	110,660	419,822	-	626	110,660	420,448	531,108	42,005	November, 2010	(d)
Woodbridge Center	Woodbridge, NJ	183,303	67,825	242,744	-	21,577	67,825	264,321	332,146	31,385	November, 2010	(d)
Office, other and construction in progress(e)		1,969,481	199,339	783,305	18,696	392,428	218,035	1,175,733	1,393,768	90,969

Total		$15,878,637	$4,295,891	$17,795,909	$24,706	$881,769	$4,320,597	$18,677,678	$22,998,275	$1,884,861

GENERAL GROWTH PROPERTIES, INC.
NOTES TO SCHEDULE III
(Dollars in thousands)

(a)	See description of mortgages, notes and other loans payable in Note 7 of Notes to Consolidated Financial Statements.
(b)	Acquisition for individual properties represents historical cost at the end of the month acquired.
(c)	The aggregate cost of land, buildings and improvements for federal income tax purposes is approximately $11.1 billion (unaudited).
(d)	Depreciation is computed based upon the following estimated useful lives:

Years
Buildings and improvements	10-45
Equipment and fixtures	3-20
Tenant improvements	Shorter of useful life or applicable lease term

(e)	Office and other retail properties, as well as properties that have been de-leased for redevelopment.

Reconciliation of Real Estate

	2013	2012	2011
(In thousands)
Balance at beginning of period	$23,461,858	$24,597,501	$25,140,166
Additions	1,049,417	1,034,439	383,001
Impairments	(18,361)	(131,156)	(63,910)
Dispositions and write-offs	(1,494,639)	(2,038,926)	(861,756)
Balance at end of period	$22,998,275	$23,461,858	$24,597,501

Reconciliation of Accumulated Depreciation

	2013	2012	2011
(In thousands)
Balance at beginning of period	$1,440,301	$974,185	$129,794
Depreciation expense	737,565	775,768	942,661
Dispositions and write-offs	(293,005)	(309,652)	(98,270)
Balance at end of period	$1,884,861	$1,440,301	$974,185

