Form 20-F
period 2014-12-31
Brookfield Property Partners L.P.
filed 2015-03-17
CIK 1545772

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 254,080,737 Limited Partnership Units as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

2

3

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

In this Form 20-F, unless the context suggests otherwise, references to “we”, “us” and “our” are to Brookfield Property Partners L.P., the Property Partnership, the Holding Entities and the operating entities, each as defined below, taken together. Unless the context suggests otherwise, in this Form 20-F references to:

•	an “affiliate” of any person are to any other person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person;

•	“assets under management” are to assets managed by us or by Brookfield on behalf of our third party investors, as well as our own assets, and also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers;

•	“Australia” are to Australia and New Zealand;

•	the “BPY General Partner” are to the general partner of our company, which is Brookfield Property Partners Limited, an indirect wholly-owned subsidiary of Brookfield Asset Management;

•	“Brookfield” are to Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than us;

•	“Brookfield Asset Management” are to Brookfield Asset Management Inc.;

•	the “Class A Preferred Unitholder” or “QIA” are to Qatar Investment Authority;

•	the “Class A Preferred Units” or “Preferred Equity Units” are to the Class A preferred limited partnership units of the Property Partnership that are exchangeable for units of our company pursuant to the Preferred Unit Exchange Mechanism;

•	“our business” are to our business of owning, operating and investing in commercial property, both directly and through our operating entities;

•	“commercial property” or “commercial properties” are to commercial and other real property that generates or has the potential to generate income, including office, retail, industrial, multifamily and triple net leased assets, but does not include, among other things, residential land development, home building, construction, real estate advisory and other similar operations or services;

•	“our company”, “BPY” or “our partnership” are to Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

•	“fully-exchanged basis” assume the exchange of all of the issued and outstanding securities that are exchangeable into our units, including the exchange of the issued and outstanding Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism, the exchange of the issued and outstanding Class A Preferred Units in accordance with the Preferred Unit Exchange Mechanism and the exchange of the issued and outstanding exchangeable limited partnership units of Brookfield Office Properties Exchange LP not held by us;

•	“Holding Entities” are to the primary holding subsidiaries of the Property Partnership, from time to time, through which it indirectly holds all of our interests in our operating entities;

•	“our limited partnership agreement” are to the second amended and restated limited partnership agreement of our company entered into on August 8, 2013;

•	“Master Services Agreement” are to the amended and restated master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield Asset Management who are parties thereto;

•	“operating entities” are to the entities in which the Holding Entities hold interests and that directly or indirectly hold our real estate assets other than entities in which the Holding Entities hold interests for investment purposes only of less than 5% of the equity securities;

•	“our portfolio” are to the commercial property assets in our office, retail, industrial, multifamily, hotel and triple net lease platforms, as applicable;

•	the “Preferred Unit Exchange Mechanism” are to the mechanism by which the Preferred Unitholder may exchange the Class A Preferred Units for units of our company, as more fully described in Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Redemption-Exchange Mechanism”;

•	the “Preferred Units” are to the limited partnership units of the Property Partnership, including the Class A Preferred Units;

•	the “Preferred Unitholders” are to holders of Preferred Units;

•	the “Property Partnership” or the “Operating Partnership” are to Brookfield Property L.P.;

•	“Property Special LP” are to Brookfield Property Special L.P., an indirect wholly-owned subsidiary of Brookfield Asset Management, which is the sole special limited partner of the Property Partnership;

•	the “Redemption-Exchange Mechanism” are to the mechanism by which Brookfield may request redemption of its Redemption-Exchange Units in whole or in part in exchange for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company, as more fully described in Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Redemption-Exchange Mechanism”;

•	the “Redemption-Exchange Units” or “Redeemable/Exchangeable Partnership Units” are to the non-voting limited partnership interests in the Property Partnership that are redeemable for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for units of our company, pursuant to the Redemption-Exchange Mechanism;

•	the “Service Providers” are to the subsidiaries of Brookfield Asset Management that provide services to us pursuant to our Master Services Agreement, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed from time to time to act as a service provider pursuant to our Master Services Agreement or to whom any service provider has subcontracted for the provision of such services;

•	“Service Recipients” are to our company, the Property Partnership, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating entity;

•	“Spin-off” are to the special dividend of our units by Brookfield Asset Management on April 15, 2013 as described under Item 4.A. “Information on the Company - History and Development of the Company”; and

•	“our units”, “LP Units” and “units of our company” are to the non-voting limited partnership units in our company and references to “our unitholders” and “our limited partners” are to the holders of our units.

Historical Performance and Market Data

This Form 20-F contains information relating to our business as well as historical performance and market data for Brookfield Asset Management and certain of its operating platforms. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.

Financial Information

The financial information contained in this Form 20-F is presented in U.S. Dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. In this Form 20-F, all references to “$” are to U.S. Dollars, Canadian Dollars, Australian Dollars, British Pounds, Euros, Brazilian Reais and Indian Rupees are identified as “C$”, “A$”, “NZ$”, “£”, “€”, “R$” and “Rs”, respectively.

Use of Non-IFRS Measures

To measure our performance against targets, we focus on net operating income, or NOI, funds from operation, or FFO, fair value changes, and net income and equity attributable to unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from our commercial and hospitality operations of consolidated properties less direct property expenses.

•	FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

•	Fair value changes: increases or decreases in the value of investment properties that is reflected in the consolidated statements of income.

•	Net Income Attributable to Unitholders: net income attributable to holders of our general partnership units, or GP Units, Redemption-Exchange Units, special limited partnership units of the Property Partnership, or Special LP Units, and exchangeable limited partnership units of Brookfield Office Properties Exchange L.P., or Exchange LP. For the period prior to the Spin-off of our partnership on April 15, 2013, net income attributable to unitholders represented net income attributable to Brookfield Asset Management.

•	Equity Attributable to Unitholders: equity attributable to holders of our GP Units, LP Units, Redemption-Exchange Units, Special LP Units and exchangeable limited partnership units of Exchange LP, or Exchange LP Units.

NOI is a key indicator of our ability to increase cash flow from our operations. We seek to grow NOI through pro-active management and leasing of our properties. In evaluating our performance, we also look at a subset of NOI, defined as “same-property NOI,” which excludes NOI that is earned from assets recently acquired, disposed of, developed, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts, or NAREIT, definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts, or REITs. These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

On pages 51 and 52 of this Form 20-F, we provide a reconciliation of NOI and FFO to net income (loss) for the periods presented. We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

The following tables present selected financial data for our company as of and for the periods indicated:

(US$ Millions, except per unit information) Year ended Dec. 31,	2014	2013	2012
Total revenue	$4,373	$4,287	$3,768
Net income	4,420	1,763	2,640
Net income attributable to our units	1,154	118	-
Net income attributable to GP Units	1	-	-
Net income attributable to Brookfield Asset Management	-	232	1,476
Net income per LP Unit(1)	5.59	1.41
Distributions per LP Unit	1.00	0.63
FFO(2)	714	582	631

(1)	Net income per LP Unit has been presented effective for the period from the date of the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the LP Units.

(2)	FFO is a non-IFRS measure. See page 52 of this Form 20-F for a reconciliation of FFO to net income.

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Investment properties	$41,141	$34,153
Equity accounted investments	10,356	9,281
Total assets	65,575	52,446
Debt obligations	27,006	21,640
Capital securities	4,011	2,369
Total equity	28,299	24,990
Equity attributable to Unitholders(1)	20,208	13,624

(1)	Refers to holders of our units, GP Units, Redemption-Exchange Units, Special LP Units and Exchange LP Units.

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

Our company’s sole direct investment is its managing general partnership interest in the Property Partnership, which owns all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold all of our interests in the operating entities. Our company has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and to meet our financial obligations. The Property Partnership, the Holding Entities and our operating entities are legally distinct from our company and they will generally be required to service their debt obligations before making distributions to us or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our units, fund working capital and satisfy other needs. In addition, the Property Partnership is required to make distributions to Preferred Unitholders before making distributions to us. Any other entities through which we may conduct operations in the future will also be legally distinct from our company and may be restricted in their ability to pay dividends and distributions or otherwise make funds available to our company under certain conditions.

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

Our company intends to make quarterly cash distributions in an amount currently anticipated to be approximately $1.06 per unit on an annualized basis. However, despite our projections, there can be no assurance that we will be able to make such distributions or meet our target growth rate range of 5% to 8% annually. Based on amounts received in distributions from our operating entities and our projected operating cash flow from our direct investments, our proposed distributions would be significantly greater than such amounts.

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

The Investment Company Act and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our company has not been and does not intend to become regulated as an investment company and our company intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that our company is not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans, we will be limited in the types of acquisitions that we may make and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. Moreover, if anything were to happen that would potentially cause our company to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as intended, agreements and arrangements between and among us and Brookfield would be impaired and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of our company and the Holding Entities, the amendment of our limited partnership agreement or the termination of our company, any of which would materially adversely affect the value of our units. In addition, if our company were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment would materially adversely affect the value of our units. See Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations - Partnership Status of Our Company and the Property Partnership”.

Our company is a “foreign private issuer” under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the New York Stock Exchange, or NYSE.

Although our company is subject to the periodic reporting requirement of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States and our company is exempt from certain other sections of the Exchange Act that U.S. domestic registrants would otherwise be subject to, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our company are not obligated to file reports under Section 16 of the Exchange Act and certain of the governance rules imposed by the NYSE are inapplicable to our company.

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

Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BPY General Partner and, as a result of such ownership of the BPY General Partner, Brookfield controls the appointment and removal of the BPY General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield has an effective economic interest in our business of approximately 68% as of the date of this Form 20-F as a result of its ownership of our units and the Redemption-Exchange Units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and therefore Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders. For example, despite the fact that our company has a conflicts policy in place which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield exerts substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage our company and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to our company and ultimately to our unitholders.

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

Our properties are largely located in North America, Europe, and Australia but also include a growing presence in China, Brazil and India. A prolonged downturn in one or more of these economies or the economy of any other country where we own property would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

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

We incur debt in the ordinary course of our business and therefore are subject to the risks associated with debt financing. In addition, our debt increased substantially in 2014 in connection with our acquisition of the common shares of Brookfield Office Properties Inc., or Brookfield Office Properties or BPO, as we entered into a $2.5 billion credit facility, or the BPY Credit Facility, to finance part of that acquisition. The BPY Credit Facility has a term of two years, with a one year extension option for up to $1.5 billion of commitments subject to the satisfaction of certain conditions. The risks associated with our debt financing, including the following, may adversely affect our financial condition and results of operations:

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

Our operating entities have a significant degree of leverage on their assets, which increased upon entering into the BPY Credit Facility. Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt.

We rely on our operating entities to provide our company with the funds necessary to make distributions on our units and meet our financial obligations. The leverage on our assets may affect the funds available to our company if the terms of the debt impose restrictions on the ability of our operating entities to make distributions to our company. In addition, our operating entities will generally have to service their debt obligations before making distributions to our company or their parent entity. The Property Partnership is also required to make distributions to Preferred Unitholders before making distributions to us.

Leverage may also result in a requirement for liquidity, which may force the sale of assets at times of low demand and/or prices for such assets.

In addition to the BPY Credit Facility which provides for an aggregate of $2.5 billion in committed credit availability, we have a $1 billion subordinated credit facility with Brookfield to supplement our liquidity. We may also incur indebtedness under future credit facilities or other debt-like instruments, in addition to any asset-level indebtedness. We may also issue debt or debt-like instruments in the market in the future, which may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade will have an adverse impact on the cost of such debt.

In addition, Brookfield holds $1.25 billion of redeemable preferred shares of Brookfield BPY Holdings Inc., one of our Holding Entities. We have agreed to use our commercially reasonable efforts to, as soon as reasonably practical, subject to any restrictions in the BPY Credit Facility, issue debt or equity securities or borrow money from one or more financial institutions or other lenders, on terms reasonably acceptable to us, in an aggregate amount sufficient to fund the redemption of $500 million of the preferred shares. The terms of any such financing may be less favorable to us than the terms of the preferred shares.

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

A commercial tenant may experience a downturn in its business, which could cause the loss of that tenant as a tenant or weaken its financial condition and result in its inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments.

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

Our properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all. Additionally, we may not be able to lease our properties to an appropriate mix of tenants. Retail tenants may negotiate leases containing exclusive rights to sell particular types of merchandise or services within a particular retail property. These provisions may limit the number and types of prospective tenants for the vacant space in such properties.

Our competitors may adversely affect our ability to lease our properties which may cause our cash flows and operating results to suffer.

Each segment of the real estate industry is competitive. Numerous other developers, managers and owners of commercial properties compete with us in seeking tenants and, in the case of our multifamily properties, there are numerous housing alternatives which compete with our properties in attracting residents. Some of the properties of our competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant, which may cause our cash flows and operating results to suffer.

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

There also are certain types of risks (such as war, environmental contamination such as toxic mold, and lease and other contract claims) that are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more properties, and we would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

Possible terrorist activity could adversely affect our financial condition and results of operations and our insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates.

Possible terrorist attacks in the markets where our properties are located may result in declining economic activity, which could reduce the demand for space at our properties, reduce the value of our properties and harm the demand for goods and services offered by our tenants.

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

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, low consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. Any of these factors could negatively affect consumer spending and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

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

We are subject to risks associated with the multifamily residential industry.

We are subject to risks associated with the multifamily residential industry, including the level of mortgage interest rates which may encourage tenants to purchase rather than lease and housing and governmental programs that provide assistance and rent subsidies to tenants. If the demand for multifamily properties is reduced, income generated from our multifamily residential properties and the underlying value of such properties may be adversely affected.

In addition, certain jurisdictions regulate the relationship of an owner and its residential tenants. Commonly, these laws require a written lease, good cause for eviction, disclosure of fees, and notification to residents of changed land use, while prohibiting unreasonable rules, retaliatory evictions, and restrictions on a resident’s choice of landlords. Apartment building owners have been the subject of lawsuits under various “Landlord and Tenant Acts” and other general consumer protection statutes for coercive, abusive or unconscionable leasing and sales practices. If we become subject to litigation, the outcome of any such proceedings may materially adversely affect us for long periods of time. A few jurisdictions may offer more significant protection to residential tenants. In addition to state or provincial regulation of the landlord-tenant relationship, numerous towns and municipalities impose rent control on apartment buildings. The imposition of rent control on our multifamily residential units could have a materially adverse effect on our results of operations.

A business disruption may adversely affect our financial condition and results of operations.

Our business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect our financial condition and results of operations.

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

We do not have control of certain of our operating entities, including GGP and Canary Wharf. Our interests in those entities subject us to the operating and financial risks of their businesses, the risk that the relevant company may make business, financial or management decisions that we do not agree with, and the risk that we may have differing objectives than the entities in which we have interests. Because we do not have the ability to exercise control over those entities, we may not be able to realize some or all of the benefits that we expect to realize from those entities. For example, we may not be able to cause such operating entities to make distributions to us in the amount or at the time that we need or want such distributions. In addition, we rely on the internal controls and financial reporting controls of the companies in which we invest and the failure of such companies to maintain effective controls or comply with applicable standards may adversely affect us.

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

Additionally, our co-venturers, partners, fund investors or co-tenants might at any time have economic or other business interests or goals that are inconsistent with those of our company, and we could become engaged in a dispute with any of them that might affect our ability to develop or operate a property. In addition, we do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties; and capital improvements. For example, when we participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment which could lead to the investment being sold prior to the date we would otherwise choose.

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

We have interests in loans or participations in loans, or securities whose underlying performance depends on loans made with respect to a variety of commercial real estate. Such interests are subject to normal credit risks as well as those generally not associated with traditional debt securities. The ability of the borrowers to repay the loans will typically depend upon the successful operation of the related real estate project and the availability of financing. Any factors that affect the ability of the project to generate sufficient cash flow could have a material effect on the value of these interests. Such factors include, but are not limited to: the uncertainty of cash flow to meet fixed obligations; adverse changes in general and local economic conditions, including interest rates and local market conditions; tenant credit risks; the unavailability of financing, which may make the operation, sale, or refinancing of a property difficult or unattractive; vacancy and occupancy rates; construction and operating costs; regulatory requirements, including zoning, rent control and real and personal property tax laws, rates and assessments; environmental concerns; project and borrower diversification; and uninsured losses. Security underlying such interests will generally be in a junior or subordinate position to senior financing. In certain circumstances, in order to protect our interest, we may decide to repay all or a portion of the senior indebtedness relating to the particular interests or to cure defaults with respect to such senior indebtedness.

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

We own and operate commercial properties in a number of jurisdictions, including but not limited to North America, Europe, Australia, China, Brazil and India. Our operations are subject to significant political, economic and financial risks, which vary by jurisdiction, and may include:

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

We are subject to possible health and safety and environmental liabilities and other possible liabilities.

As an owner and manager of real property, we are subject to various laws relating to environmental matters. We could be liable under these laws for the costs of removal and remediation of certain hazardous substances or wastes present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and reduce cash available for our business which could have an adverse effect on our business, financial condition and results of operations. The failure to remove or remediate such substances could adversely affect our ability to sell our properties or our ability to borrow using real estate as collateral and could potentially result in claims or other proceedings against us, which could have an adverse effect on our business, financial condition and results of operations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operations.

The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in our licenses, permits and other approvals are important to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. Nevertheless, we may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on our operations and/or result in material expenditures. As a consequence, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to our business and operations.

Negative publicity could damage our reputation and business.

Our ability to attract and retain tenants, investors and employees is impacted by our reputation and negative publicity can expose us to litigation and regulatory action could damage our reputation, adversely affect our ability to attract and retain tenants and employees, and divert management’s attention from day-to-day operations. Significant harm to our reputation can also arise from employee misconduct, unethical behavior, environmental matters, litigation or regulatory outcomes, failing to deliver minimum or required standards of safety, service and quality, compliance failures, unintended disclosure of confidential information and the activities of our tenants and counterparties, including vendors.

We may suffer reputational harm or a significant loss resulting from fraud, other illegal acts and inadequate or failed internal processes or systems.

We may suffer a significant loss resulting from fraud, other illegal acts and inadequate or failed internal processes or systems. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems, policies and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as people and systems risks. Failure to adequately manage these risks could result in direct or indirect financial loss, reputational impact, regulatory censure or failure in the management of other risks such as credit or market risk.

There is an increasing global focus on the implementation and enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the UK Bribery Act and the Canadian Corruption of Foreign Public Officials Act. Different laws that are applicable to us may contain conflicting provisions, making our compliance more difficult. The policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation may be inadequate. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by companies in which we or our funds invest.

Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, or where existing laws and regulations may not be consistently enforced. For example, we invest in jurisdictions that are perceived to have materially higher levels of corruption according to international rating standards, such as China, India and Brazil. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations.

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

The acquisition, ownership and disposition of real property expose us to certain litigation risks which could result in losses, some of which may be material. Litigation may be commenced with respect to a property we have acquired in relation to activities that took place prior to our acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosures made, if such buyer is passed over in favor of another as part of our efforts to maximize sale proceeds. Similarly, successful buyers may later sue us under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems. We may also be exposed to litigation resulting from the activities of our tenants or their customers.

Climate change may adversely impact our operations and markets.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non-tropical storms.

We own buildings in coastal locations that may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of one or more of our buildings, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel (or other energy) prices or a fuel shortage and increases in the costs of insurance if they result in significant loss of property or other insurable damage.

Risks Relating to Our Relationship with Brookfield

Brookfield exercises substantial influence over us and we are highly dependent on the Service Providers.

Brookfield is the sole shareholder of the BPY General Partner. As a result of its ownership of the BPY General Partner, Brookfield is able to control the appointment and removal of the BPY General Partner’s directors and, accordingly, exercise substantial influence over us. In addition, the Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Our company and the Property Partnership do not currently have any senior management and depend on the management and administration services provided by the Service Providers. Brookfield personnel and support staff who provide services to us are not required to have as their primary responsibility the management and administration of our company or the Property Partnership or to work exclusively for either our company or the Property Partnership. Any failure to effectively manage our business or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all acquisitions of commercial properties that Brookfield identifies.

Our ability to grow will depend in part on Brookfield identifying and presenting us with acquisition opportunities. Pursuant to the Relationship Agreement, Brookfield Asset Management has identified our company as the primary entity through which Brookfield Asset Management will own and operate its commercial property businesses on a global basis. However, Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of acquisitions of commercial property other than as contemplated by our Master Services Agreement. There are a number of factors that could materially and adversely impact the extent to which acquisition opportunities are made available to us by Brookfield.

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

Control of our company may be transferred directly or indirectly to a third party without unitholder consent.

The BPY General Partner may transfer its general partnership interest in our company to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets, without the consent of our unitholders. Furthermore, at any time, the sole shareholder of the BPY General Partner may sell or transfer all or part of its shares in the BPY General Partner without the approval of our unitholders. If a new owner were to acquire ownership of the BPY General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management, our distributions and the types of acquisitions that we make. Such changes could result in our company’s capital being used to make acquisitions in which Brookfield has no involvement or that are substantially different from our targeted acquisitions. Additionally, we cannot predict with any certainty the effect that any transfer in the ownership of the BPY General Partner would have on the trading price of our units or our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regards to us. As a result, the future of our company would be uncertain and our financial condition and results of operations may suffer.

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

Our limited partnership agreement contains various provisions that modify the fiduciary duties that might otherwise be owed to our company and our unitholders, including when conflicts of interest arise. For example, the agreement provides that the BPY General Partner and its affiliates do not have any obligation under our limited partnership agreement, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our company, the Property Partnership, any Holding Entity or any other holding entity established by us. It also allows affiliates of the BPY General Partner to engage in activities that may compete with us or our activities. In addition, the agreement permits the BPY General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. The agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. These modifications to the fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest and Fiduciary Duties”.

Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders.

Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our company and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by us, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and Service Providers, including as a result of the reasons described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield”.

In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay a base management fee to the Service Providers equal to $12.5 million per quarter subject to an annual escalation by a specified inflation factor. Additionally, the Property Partnership pays a quarterly equity enhancement distribution to Property Special LP of 0.3125% of the amount by which the company’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the Spin-off, subject to certain adjustments. Property Special LP also receives incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the Property Partnership exceed specified target levels as set forth in the Property Partnership’s limited partnership agreement. For a further explanation of the equity enhancement and incentive distributions, together with examples of how such amounts are calculated, see Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Distributions”. This relationship may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of our company and our unitholders.

The BPY General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions that would have the effect of increasing distributions and fees payable to it, which may be to the detriment of our company and our unitholders. For example, because the equity enhancement distribution is calculated based on our company’s total capitalization, it may create an incentive for Brookfield to increase or maintain our company’s total capitalization over the near-term when other actions may be more favorable to our company or our unitholders. Similarly, Brookfield may take actions to increase our distributions in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to our company or our unitholders. Also, through Brookfield’s ownership of our units and the Redemption-Exchange Units of the Property Partnership, it has an effective economic interest in our business of approximately 68% as of the date of this Form 20-F and therefore may be incented to increase distributions payable to unitholders and thereby to Brookfield. Finally, the management fee is payable to the Service Providers, which are controlled by Brookfield, irrespective of our actual performance.

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

Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) any of the Service Providers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to such Service Provider; (ii) any of the Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) any of the Service Providers is grossly negligent in the performance of its obligations under the Master Services Agreement and such gross negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of each of the Service Providers. The BPY General Partner cannot terminate the agreement for any other reason, including if any of the Service Providers or Brookfield experiences a change of control, and there is no fixed term to the agreement. In addition, because the BPY General Partner is a wholly-owned subsidiary of Brookfield Asset Management, it may be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the BPY General Partner is unable or unwilling to terminate our Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of our Master Services Agreement would terminate our company’s rights under the Relationship Agreement. See “Relationship Agreement” under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield”.

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

Our company may issue additional securities, including units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the BPY General Partner may determine. The BPY General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our company’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of our company and any redemption, conversion and exchange rights. The BPY General Partner may use such authority to issue additional units or additional securities exchangeable for our units, such as the Class A Preferred Units, which would dilute existing holders of our units, or to issue securities with rights and privileges that are more favorable than those of our units. You will not have any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

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

Our company is a Bermuda exempted limited partnership and a substantial portion of our assets are located outside the United States and Canada. In addition, certain of the directors of the BPY General Partner and certain members of the senior management team who will be principally responsible for providing us with management services reside outside of the United States and Canada. As a result, it may be difficult or impossible for U.S. or Canadian investors to effect service of process within the United States or Canada upon us or our directors and executive officers, or to enforce, against us or these persons, judgments obtained in the U.S. or Canadian courts predicated upon the civil liability provisions of U.S. federal securities laws or Canadian securities laws. We believe that there is doubt as to the enforceability in Bermuda, in original actions or in actions to enforce judgments of U.S. or Canadian courts, of claims predicated solely upon U.S. federal securities laws or Canadian securities laws. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement - Our Units”.

Risks Relating to Taxation

General

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

Our structure, including the structure of the Holding Entities and our operating entities, is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the net amount of distributions payable to our unitholders. Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.

Our company’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and we cannot assure unitholders that we will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.

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

In general, a unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of our company’s items of income, gain, loss, and deduction (including, so long as it is treated as a partnership for tax purposes, our company’s allocable share of those items of the Property Partnership) for each of our company’s fiscal years ending with or within such unitholder’s tax year. See Item 10.E. “Taxation”. However, the cash distributed to a unitholder may not be sufficient to pay the full amount of such unitholder’s tax liability in respect of its investment in our company, because each unitholder’s tax liability depends on such unitholder’s particular tax situation and the tax treatment of the underlying activities or assets of our company. If our company is unable to distribute cash in amounts that are sufficient to fund our unitholders’ tax liabilities, each of our unitholders will still be required to pay income taxes on its share of our company’s taxable income.

Our unitholders may be subject to non-U.S., state and local taxes and return filing requirements as a result of owning our units.

Based on our expected method of operation and the ownership of our operating entities indirectly through corporate Holding Entities, we do not expect any unitholder, solely as a result of owning our units, to be subject to any additional income taxes imposed on a net basis or additional tax return filing requirements in any jurisdiction in which we conduct activities or own property. However, our method of operation and current structure may change, and there can be no assurance that our unitholders, solely as a result of owning our units, will not be subject to certain taxes, including non-U.S., state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes imposed by the various jurisdictions in which we do business or own property now or in the future, even if our unitholders do not reside in any of these jurisdictions. Consequently, our unitholders may also be required to file non-U.S., state and local income tax returns in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with these requirements. It is the responsibility of each unitholder to file all U.S. federal, non-U.S., state and local tax returns that may be required of such unitholder.

Our unitholders may be exposed to transfer pricing risks.

To the extent that our company, the Property Partnership, the Holding Entities or our operating entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to a unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian-resident to a non-arm’s length non-resident, which deemed dividend is subject to Canadian withholding tax.

The BPY General Partner believes that the base management fee and any other amount that is paid to the Service Providers will be commensurate with the value of the services being provided by the Service Providers and comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. However, no assurance can be given in this regard.

If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount that is relevant to the computation of the income of the Property Partnership or our company, such assertion could result in adjustments to amounts of income (or loss) allocated to our unitholders by our company for tax purposes. In addition, we might also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm’s length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology.

The U.S. Internal Revenue Service, or IRS, or Canada Revenue Agency, or CRA, may not agree with certain assumptions and conventions that we use to comply with applicable U.S. and Canadian federal income tax laws or to report income, gain, loss, deduction, and credit to our unitholders.

We will apply certain assumptions and conventions to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a unitholder in a manner that reflects such unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. See Item 10.E. “Taxation”.

United States

If our company or the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, the value of our units might be adversely affected.

The value of our units to our unitholders will depend in part on the treatment of our company and the Property Partnership as partnerships for U.S. federal income tax purposes. However, in order for our company to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of our company’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and our company must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the BPY General Partner intends to manage our affairs so that our company will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our company may not meet these requirements, or current law may change so as to cause, in either event, our company to be treated as a corporation for U.S. federal income tax purposes. If our company (or the Property Partnership) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our company (or the Property Partnership, as applicable), as described in greater detail in Item 10.E. “Taxation — U.S. Tax Considerations — Partnership Status of Our Company and the Property Partnership”.

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

We may be subject to U.S. “backup” withholding tax or other U.S. withholding taxes if any unitholder fails to comply with U.S. tax reporting rules or if the IRS or other applicable state or local taxing authority does not accept our withholding methodology, and such excess withholding tax cost will be an expense borne by our company and, therefore, by all of our unitholders on a pro rata basis.

We may become subject to U.S. backup withholding tax or other U.S. withholding taxes with respect to any U.S. or non-U.S. unitholder who fails to timely provide our company (or the applicable clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E “Taxation — U.S. Tax Considerations — Administrative Matters — Withholding and Backup Withholding”. To the extent that any unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, our company might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne indirectly by all of our unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

Tax-exempt organizations may face certain adverse U.S. tax consequences from owning our units.

The BPY General Partner intends to use commercially reasonable efforts to structure our activities to avoid generating income connected with the conduct of a trade or business (which income generally would constitute “unrelated business taxable income”, or UBTI, to the extent allocated to a tax-exempt organization). However, no assurance can be provided that we will not generate UBTI in the future. In particular, UBTI includes income attributable to debt-financed property, and we are not prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization, as addressed in greater detail in Item 10.E. “Taxation — U.S. Tax Considerations — Consequences to U.S. Holders — U.S. Taxation of Tax-Exempt U.S. Holders of Our Units”.

If our company were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.

Based on our organizational structure, as well as our expected income and assets, the BPY General Partner currently believes that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our company were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E “Taxation — U.S. Tax Considerations”) generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. See Item 10.E “Taxation — U.S. Tax Considerations — Consequences to Non-U.S. Holders”.

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

U.S. holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a “passive foreign investment company”, or PFIC. Based on our organizational structure, as well as our expected income and assets, the BPY General Partner currently believes that one or more of our current Holding Entities and operating entities are likely to be classified as PFICs. In addition, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as PFICs. In general, gain realized by U.S. Holders from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, U.S. Holders making certain elections with respect to their direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as the availability of certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E. “Taxation — U.S. Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. You should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in our units.

Tax gain or loss from the disposition of our units could be more or less than expected.

If a sale of our units by a unitholder is taxable in the United States, the unitholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the unitholder’s adjusted tax basis in such units. Prior distributions to a unitholder in excess of the total net taxable income allocated to such unitholder will have decreased such unitholder’s tax basis in our units. Therefore, such excess distributions will increase a unitholder’s taxable gain or decrease such unitholder’s taxable loss when our units are sold, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such unitholder.

Our partnership structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of our partnership structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our units or cause our company to change the way it conducts its activities. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our company’s income, reduce the net amount of distributions available to our unitholders, or otherwise affect the tax considerations of owning our units. In addition, our company’s organizational documents and agreements permit the BPY General Partner to modify our limited partnership agreement, without the consent of our unitholders, to address such changes. These modifications could have a material adverse impact on our unitholders. See Item 10.E. “Taxation — U.S. Tax Considerations — Administrative Matters — New Legislation or Administrative or Judicial Action”.

Our company’s delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder who is a U.S. taxpayer to request an extension of the due date for such unitholder’s income tax return.

Our company has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder’s allocable share of our company’s income, gain, losses, and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder’s tax returns. See Item 10.E “Taxation — U.S. Tax Considerations — Administrative Matters — Information Returns”.

The sale or exchange of 50% or more of our units will result in the constructive termination of our partnership for U.S. federal income tax purposes.

Our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A constructive termination of our partnership would, among other things, result in the closing of its taxable year for U.S. federal income tax purposes for all of our unitholders and could result in the possible acceleration of income to certain of our unitholders and certain other consequences that could adversely affect the value of our units. However, the BPY General Partner does not expect a constructive termination, should it occur, to have a material impact on the computation of the future taxable income generated by our company for U.S. federal income tax purposes. See Item 10.E. “Taxation — U.S. Tax Considerations — Administrative Matters — Constructive Termination”.

Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010, commonly known as “FATCA”, certain payments made or received by our company may be subject to a 30% federal withholding tax, unless certain requirements are met.

Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to our company, the Property Partnership, the Holding Entities, or the operating entities, or by our company to a unitholder, unless certain requirements are met, as described in greater detail in Item 10.E “Taxation — U.S. Tax Considerations — Administrative Matters — Foreign Account Tax Compliance”. The 30% withholding tax may also apply to certain payments made on or after January 1, 2017 that are attributable to U.S.-source income or that constitute gross proceeds from the disposition of property that could produce U.S.-source dividends or interest. To ensure compliance with FATCA, information regarding certain unitholders’ ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.

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

Section 94.1 of the Tax Act contains rules relating to investments in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer, or Non-Resident Entities, that could in certain circumstances cause income to be imputed to our unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Property Partnership. See Item 10.E. “Taxation — Canadian Federal Income Tax Considerations”.

Our unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business income tax” or “non-business income tax”, each as defined in the Tax Act, paid by our company or the Property Partnership to the government of a foreign country.

Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a unitholder of foreign “business income tax” or “non-business income tax” paid by our company or the Property Partnership, and therefore, such unitholder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E. “Taxation—Canadian Federal Income Tax Considerations”.

Unitholders who are not resident in Canada or deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold and are not deemed to use or hold our units in connection with a business carried on in Canada, or non-resident limited partners, may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our company or the Property Partnership if our company or the Property Partnership were considered to carry on business in Canada.

If our company or the Property Partnership were considered to carry on a business in Canada for purposes of the Tax Act, non-resident limited partners would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by our company, subject to the potential application of the safe harbour rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.

The BPY General Partner intends to manage the affairs of our company and the Property Partnership, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our company or the Property Partnership is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the Canada Revenue Agency, or CRA, might contend successfully that either or both of our company and the Property Partnership carries on business in Canada for purposes of the Tax Act.

If our company or the Property Partnership is considered to carry on business in Canada or is deemed to carry on business in Canada for purposes of the Tax Act, non-resident limited partners that are corporations would be required to file a Canadian federal income tax return for each taxation year in which they are a non-resident limited partner regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-resident limited partners who are individuals would only be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from our company from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Non-resident limited partners may be subject to Canadian federal income tax on capital gains realized by our company or the Property Partnership on dispositions of “taxable Canadian property”, as defined in the Tax Act.

A non-resident limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our company or the Property Partnership on the disposition of “taxable Canadian property”, other than “treaty protected property”, as defined in the Tax Act. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations resident in Canada that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition. Property of our company and the Property Partnership generally will be “treaty-protected property” to a non-resident limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our company and the Property Partnership are not expected to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-resident limited partners will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Property Partnership unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, non-resident limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” if tax would otherwise be payable under Part I of the Tax Act by such non-resident limited partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where: (i) the taxpayer is a non-resident of Canada at the time of the disposition; (ii) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (iii) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (iv) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either: (A) “excluded property” (as defined in subsection 116(6) of the Tax Act); or (B) property in respect of the disposition of which a certificate under subsections 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-resident limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Property Partnership.

Non-resident limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are “taxable Canadian property”.

Any capital gain arising from the disposition or deemed disposition of our units by a non-resident limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are “taxable Canadian property” of the non-resident limited partner, unless our units are “treaty-protected property” to such non-resident limited partner. In general, our units will not constitute “taxable Canadian property” of any non-resident limited partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource property”, as defined in the Tax Act; (iii) “timber resource property”, as defined in the Tax Act; and (iv) options in respect of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Property Partnership, our units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by our company derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”) more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Even if our units constitute “taxable Canadian property”, units of our company will be “treaty protected property” if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. It is not expected that our units will constitute “taxable Canadian property” of any non-resident limited partner at any time but no assurance can be given in this regard. If our units constitute “taxable Canadian property”, non-resident limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an “excluded disposition” (as discussed above). If our units constitute “taxable Canadian property”, non-resident limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

Non-resident limited partners may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of “taxable Canadian property”.

Non-resident limited partners who dispose of “taxable Canadian property”, other than “excluded property” and certain other property described in subsection 116(5.2) of the Tax Act (or who are considered to have disposed of such property on the disposition of such property by our company or the Property Partnership) are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the non-resident limited partner is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. Our units are not expected to be “taxable Canadian property” and neither our company nor the Property Partnership is expected to dispose of property that is “taxable Canadian property”, but no assurance can be given in these regards.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to the Property Partnership will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, we expect the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980), or the Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

While the BPY General Partner expects the Holding Entities to look-through our company and the Property Partnership in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Property Partnership, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Property Partnership that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability, but non-resident limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E. “Taxation — Canadian Federal Income Tax Considerations” for further detail. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

Our units may or may not continue to be “qualified investments” under the Tax Act for registered plans.

Provided that our units are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the NYSE and the Toronto Stock Exchange, or the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan, or RRSP, deferred profit sharing plan, registered retirement income fund, or RRIF, registered education savings plan, registered disability savings plan, and tax-free savings account, or TFSA. However, there can be no assurance that our units will be listed or continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments”, as defined in the Tax Act, by a RRSP, RRIF or TFSA.

Our units will not be a “prohibited investment” for a trust governed by a RRSP, RRIF or TFSA, provided that the holder of the TFSA or the annuitant under the RRSP or RRIF, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of the prohibited investment rules, in our company. Unitholders who intend to hold our units in a RRSP, RRIF or TFSA should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

The Canadian federal income tax consequences to you could be materially different in certain respects from those described in this Form 20-F if our company or the Property Partnership is a “SIFT partnership”, as defined in the Tax Act.

Under the rules in the Tax Act applicable to a “SIFT partnership”, or the SIFT Rules, certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation and allocations of such income and gains to its partners will be taxed as a dividend from a “taxable Canadian corporation”, as defined in the Tax Act. In particular, a “SIFT partnership” will be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties”, as defined in the Tax Act (other than taxable dividends), and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than an “excluded subsidiary entity”, as defined in the Tax Act), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate” plus the “provincial SIFT tax rate”, each as defined in the Tax Act.

A partnership will be a “SIFT partnership” throughout a taxation year if at any time in the taxation year (i) it is a “Canadian resident partnership”, as defined in the Tax Act, (ii) “investments”, as defined in the Tax Act, in the partnership are listed or traded on a stock exchange or other public market, and (iii) it holds one or more “non-portfolio properties”. For these purposes, a partnership will be a “Canadian resident partnership” at a particular time if (a) it is a “Canadian partnership”, as defined in the Tax Act, at that time, (b) it would, if it were a corporation, be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada), or (c) it was formed under the laws of a province. A “Canadian partnership” for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are “Canadian partnerships”.

Under the SIFT Rules, our partnership and the Property Partnership could each be a “SIFT partnership” if it is a “Canadian resident partnership”. However, the Property Partnership would not be a “SIFT partnership” if our partnership is a “SIFT partnership” regardless of whether the Property Partnership is a “Canadian resident partnership” on the basis that the Property Partnership would be an “excluded subsidiary entity”.

Our company and the Property Partnership will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the BPY General Partner is located and exercises central management and control of the partnerships. The BPY General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our company or to the Property Partnership at any relevant time. However, no assurance can be given in this regard. If our company or the Property Partnership is a “SIFT partnership”, the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E. “Taxation — Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply to our company or to the Property Partnership.

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

Our company was established by Brookfield Asset Management as its primary vehicle to own and operate certain commercial property operations, including office, retail, industrial, multifamily and other assets, on a global basis. Our partnership’s limited partnership units are listed on the NYSE and the TSX under the symbols “BPY” and “BPY.UN”, respectively.

On April 15, 2013, Brookfield Asset Management completed a spin-off of its commercial property operations to our partnership which was effected by way of a special dividend of units of our partnership to holders of Brookfield Asset Management’s Class A and B limited voting shares. Each holder of the shares received one partnership unit for approximately every 17.42 shares, representing 44.7% of the limited partnership interest in our partnership, with Brookfield Asset Management retaining units of our partnership, Redemption-Exchange Units, and a 1% general partner interest in the Property Partnership through Property Special LP, which was then known as Brookfield Property GP L.P. Our general partner is an indirect wholly owned subsidiary of Brookfield Asset Management. In addition, wholly owned subsidiaries of Brookfield Asset Management provide management services to us pursuant to our Master Services Agreement.

Although Brookfield intends to maintain a significant interest in our company, Brookfield expects its interest to be reduced over time through mergers, treasury issuances or secondary sales.

On August 8, 2013, we effected a restructuring pursuant to which the Property Partnership’s limited partnership agreement was amended to make our company the managing general partner of the Property Partnership and to make Property Special LP, the former general partner of the Property Partnership, a special limited partner of the Property Partnership. This change was made in order to simplify our governance structure and to more clearly delineate our company’s governance rights in respect of the Property Partnership. As a result, the voting agreement between our company and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the Property Partnership’s former general partner as directed by our company, was terminated and related changes were made to our limited partnership agreement and the Master Services Agreement. Because Brookfield is a party to these agreements, all of the amendments were approved by a special committee of independent directors of the BPY General Partner and the former general partner of the Property Partnership. The economic interests of our company and Brookfield in the Property Partnership were not affected by these changes. See Item 10.B “Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement” and “Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”.

In November 2013, we acquired additional shares and warrants of GGP for total consideration of $1.4 billion. As a result of the acquisition, our fully-diluted ownership interest in GGP was increased to 32%, assuming the exercise of all of the outstanding warrants, or approximately 28% on an undiluted basis. Prior to this transaction, Brookfield Asset Management managed a 43% fully-diluted interest in GGP on behalf of a consortium that was formed to invest in the recapitalization of GGP in March 2010. As part of the consortium, our fully-diluted interest in GGP was 25%. In November 2013, we acquired interests in GGP from certain consortium members, as well as all of the interests in GGP that were distributed to Brookfield in payment of its carried interest entitlement of approximately $529 million, as manager of the consortium. In total, our company acquired 53 million shares of GGP and warrants to acquire an additional 26 million shares, as well as 1.1 million common shares of Rouse Properties, Inc., or Rouse. The acquisition was funded through the issuance of $435 million of our units to institutional investors and $996 million of Redemption-Exchange Units to Brookfield. Following the equity issuances, Brookfield’s interest in our company (on a fully exchanged basis) decreased from approximately 92% to approximately 89%.

On June 9, 2014, pursuant to a plan of arrangement, or the Arrangement, we completed the acquisition of all of the common shares of Brookfield Office Properties that we did not already own. The Arrangement followed our successful offer, or the Offer, to acquire common shares of Brookfield Office Properties. Under each of the Offer and the Arrangement, shareholders of Brookfield Office Properties were able to elect to receive, for each Brookfield Office Properties common share, one of our units or $20.34 in cash, subject to pro-ration. Pursuant to the Offer, which commenced on February 12, 2014, we acquired approximately 89% of the common shares of Brookfield Office Properties on a fully diluted basis. As a result of the Offer and the Arrangement, we now own 100% of the issued and outstanding common shares of Brookfield Office Properties. These shares were delisted from the TSX and the NYSE on June 10, 2014 and June 20, 2014, respectively. In connection with the Offer and the Arrangement, we issued units of our company (and Exchange LP issued Exchange LP Units which are exchangeable into our units at any time), decreasing Brookfield’s interest in our company (on a fully exchanged basis) from approximately 89% to approximately 68%.

On December 4, 2014, the Property Partnership issued $1.8 billion of Class A Preferred Units to the Class A Preferred Unitholder. Assuming the exchange of the Class A Preferred Units and Redemption-Exchange Units in accordance with the Preferred Unit Exchange Mechanism and the Redemption-Exchange Mechanism, respectively, the Class A Preferred Unitholder will own an approximate 9% interest in our company.

In December 2014, a joint venture owned 50% by our company and 50% by the Class A Preferred Unitholder, or the Canary JV, made a final cash offer for the acquisition of the ordinary shares of Songbird Estates plc, or Songbird, the parent company of Canary Wharf, for £3.50 per share. The Canary JV acquired more than 90% of the outstanding Songbird shares and has commenced a procedure to squeeze out the remaining Songbird shareholders. In addition, in February 2015, the Canary JV made a cash offer for the acquisition of the shares of Canary Wharf not owned by Songbird for £6.45 per share. In connection with this offer, the Canary JV acquired or agreed to acquire more than 90% of the outstanding Canary Wharf shares and has commenced a procedure to squeeze out the remaining Canary Wharf shareholders. These squeeze out procedures are expected to be completed in April 2015, after which the Canary JV will own all of the outstanding shares of Songbird and Canary Wharf.

4.B.      BUSINESS OVERVIEW

Overview of our Business

Our company is Brookfield Asset Management’s primary, public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. With approximately 14,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in the office, retail, industrial, multifamily, hotel and triple net lease sectors. We leverage these operating platforms to enhance the cash flow and value of these assets, including through active asset management and by executing development and redevelopment projects.

Our portfolio is comprised of high-quality properties, including:

•	Interests in 244 office properties totaling 112 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary and Perth;

•	Interests in 164 regional malls containing over 154 million square feet in the United States and Brazil, including 100 high quality malls in the United States;

•	Interests in over 27,800 multifamily units;

•	Interests in approximately 44 million square feet of industrial space, primarily consisting of modern logistics assets in the United States and Europe, with an additional 14 million square feet currently under construction;

•	Eleven hotel assets with 8,700 rooms; and

•	The real estate for more than 300 automotive dealerships across North America leased on a triple net basis.

In addition, we have a 19 million square foot office development pipeline, an over $600 million retail mall redevelopment pipeline (on a proportionate basis) and a land portfolio with the potential to build 54 million square feet of industrial properties.

Our portfolio totals $66 billion of assets, supported by $20 billion of partnership capital. The charts below present a breakdown of our equity capital attributable to unitholders by operating platform and geography as at December 31, 2014:

Information regarding the revenues attributable to each of our operating platforms is presented as at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, 2013 and 2012 in Note 38 to the audited consolidated financial statements included elsewhere in this Form 20-F.

Our diversified portfolio of high-quality assets has a stable cash flow profile with growth potential. As a result of the marking-to-market of rents upon lease expiry, escalation provisions in leases and increases in occupancy, our existing assets should generate strong same-property growth without significant capital investment. Furthermore, we expect to earn between 8% to 11% unlevered pre-tax returns on construction costs for our development and redevelopment projects. With this cash flow profile, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 5% to 8% per annum.

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

We are currently targeting investments across our various operating platforms. In summary, our strategy is to acquire high-quality assets on a value basis, utilize our operating platforms to add value through pro-active management and recycle capital for re-investment in new opportunities.

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

Competitive Strengths

We believe that a number of competitive strengths differentiate us from other commercial real estate companies.

•	Global Scale. With approximately 14,000 employees involved in Brookfield Asset Management’s real estate business globally, we have operating platforms with scale in each of our targeted sectors and geographies. With the real-time information that we receive regarding market conditions and opportunities, we are well-positioned to opportunistically originate transactions that offer the highest risk-adjusted returns.

•	Sector and Geographic Diversification. With a portfolio of assets in the office, retail, industrial, multifamily, hotel and triple net lease sectors located primarily in North America, Europe and Australia, with a growing presence in Brazil, China and India, we have diversified cash flows that increase stability and over time should lower our cost of capital. As a result of this diversity, combined with Brookfield Asset Management’s sponsorship and its strong institutional relationships, we believe that we should have access to capital across market cycles. This should enable us to take advantage of attractive opportunities as they arise.

•	Superior Record of Executing Transactions. Brookfield Asset Management has a long track record of leading multi-faceted transactions, such as the recapitalization of GGP, whereby it utilized its structuring capabilities to invest in high-quality assets on a value basis. Additionally, Brookfield Asset Management has demonstrated an ability to develop “best-in-class” assets in markets where asset valuations are in excess of development costs, earning attractive returns on equity.

•	Strong Organic Cash Flow Growth. As a result of escalation provisions in a majority of our leases, the marking-to-market of rents as long-term leases expire and our ability to increase occupancy/permanent occupancy primarily in our office and retail sectors, we have a strong foundation for organic cash flow growth. We will have flexibility to utilize this incremental cash flow to increase our distribution to unitholders or fund other growth initiatives.

•	Attractive Portfolio of Development/Redevelopment Opportunities. Within our office, retail and industrial platforms we have a portfolio of development and redevelopment opportunities that offer premium returns on invested capital. We will seek to capture the value of this pipeline through a combination of investment of capital to build-out such projects and sell-downs to partners at values that reflect the development value that has been created.

•	Relationship with Brookfield Asset Management. As Brookfield Asset Management's flagship public commercial property entity, we are the primary vehicle through which it invests in real estate on a global basis. As a result, our unitholders benefit from Brookfield Asset Management’s global presence, operating experience, execution capabilities and relationships. Furthermore, with Brookfield Asset Management’s substantial liquidity and strong relationships with banks and institutional investors, we may be able to participate in attractive investments that we could not have executed on a stand-alone basis.

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

In 1976, Brookfield expanded its real estate interests by acquiring a controlling interest in one of Canada's largest public real estate companies. The steady escalation in commercial property values over the next ten years enabled the capital base to expand. Brookfield took advantage of falling real estate values during the recession of the early 1990s to upgrade and expand its directly owned commercial property portfolio. In 2003, Brookfield made its first investment outside of North America in the United Kingdom. Brookfield further expanded outside of North America in 2007 by making property investments in Australia. In 2014, Brookfield further broadened its geographic reach with investments in China and India.

The accumulation of our portfolio of assets was completed through various corporate and property purchases, including the following acquisitions (with the square footage described as at the time of such initial acquisitions):

•	BCE Developments - 7 million square feet. In 1990, Brookfield acquired a 50% interest in a portfolio of office properties in Toronto, Denver and Minneapolis from BCE Developments. In 1994, this interest was increased to 100%. Brookfield Place, our flagship office complex in Toronto, was acquired in this transaction.

•	Olympia & York U.S.A. - 14.7 million square feet. In 1996, Brookfield acquired a 46% interest in World Financial Properties LP, the corporation formed from the bankruptcy of Olympia & York, USA which included three of the four towers of Brookfield Place New York (formerly, World Financial Center), One Liberty Plaza and 245 Park Avenue in Manhattan. We subsequently increased our interest in this entity to 100%.

•	Trizec Western Canada - 3.5 million square feet. In 2000, Brookfield acquired a portfolio of Calgary properties, including the Bankers Hall complex.

•	United Kingdom - 8.8 million square feet. In 2003, Brookfield acquired a 9% interest in Canary Wharf, marking its entry into the United Kingdom real estate market. Canary Wharf owned and operated 8.8 million square feet of office and retail properties at that time and had one million square feet of office space under construction. Brookfield’s interest in Canary Wharf was increased to 22% in 2010. We expect our interest in Canary Wharf to be increased to 50% upon completion of the ongoing acquisitions of Songbird and Canary Wharf by the Canary JV.

•	O&Y Properties/O&Y REIT - 11.6 million square feet. In 2005, Brookfield acquired O&Y Properties Corporation and the assets and liabilities of O&Y Real Estate Investment Trust with other partners and continues to own a direct 25% interest in a portfolio of high-quality office properties in Toronto, Ottawa, and Calgary with a consortium of investors.

•	Trizec Properties/Trizec Canada - 26 million square feet. In 2006, Brookfield acquired Trizec Properties, Inc. and Trizec Canada Inc.’s portfolio of 58 office properties in New York, Washington, D.C., Los Angeles and Houston in a joint venture with a partner.

•	Brazil - 2.5 million square feet. In 2007, Brookfield’s retail property fund in Brazil acquired five high-quality shopping centers in São Paulo and Rio de Janeiro.

•	Australia - 6.2 million square feet. In 2007, Brookfield acquired Multiplex Limited and Multiplex Property Trust, or collectively Multiplex, an Australian commercial property owner and developer. Multiplex's assets included approximately $3.6 billion of core office and retail properties within nine funds and a $3 billion high-quality office portfolio.

•	General Growth Properties, Inc. - 160 million square feet. In 2009, Brookfield led the recapitalization of GGP, the second largest mall owner in the United States with 166 malls. In January 2012, GGP spun-off Rouse, which at the time of the spin-off held a portfolio of 30 malls.

•	Hammerson Portfolio - 0.9 million square feet. In 2012, Brookfield Office Properties acquired the Hammerson portfolio in the City of London for $871 million. The portfolio included four operating assets totaling 884,000 square feet and two development sites which could accommodate approximately 1.4 million square feet of density.

•	Multifamily Portfolio – In partnership with institutional investors, we acquired interests in over 27,800 value-add multifamily units, primarily in 2013 and 2014, including a 4,000-unit multi-family portfolio in Manhattan.

•	Industrial Portfolio - In partnership with institutional investors, we made three major industrial acquisitions that have created a leading international industrial property platform. In North America, we acquired Verde Realty in December 2012 and Industrial Developments International Inc., or IDI, in October 2013. In Europe, we acquired Gazeley Limited (formerly EZW Gazeley Limited), or Gazeley, in June 2013. Combined, our industrial portfolio comprises approximately 44 million square feet of operating and 54 million square feet of development potential.

•	Asia - In October 2013, we announced an agreement to invest, along with our institutional partners, up to $750 million in China Xintiandi, or CXTD, a wholly-owned entity of Hong Kong-listed developer Shui On Land. CXTD owns a world class portfolio of retail and office properties in Shanghai. In November 2014, we acquired, along with our institutional partners, a 60% interest in Candor Office Parks, a 15 million square foot portfolio of high-quality office parks in India. In March 2015, we acquired the remaining 40% equity interest.

•	MPG Office Trust, Inc. - 8.6 million square feet. During the fourth quarter of 2013, we completed the acquisition of MPG Office Trust, Inc. in Los Angeles with institutional partners and created a $1.1 billion fund. Brookfield Office Properties and its institutional partners now own seven Class A office properties totaling 12.8 million square feet in the downtown Los Angeles market.

•	Brookfield Office Properties - In 2014, pursuant to a tender offer and a second stage plan of arrangement, we acquired all of the common shares of Brookfield Office Properties that we did not already own. We now own 100% of the issued and outstanding common shares of Brookfield Office Properties. At the completion of the second stage plan of arrangement, BPO owned 114 properties totaling 85 million square feet.

•	Triple Net Lease Portfolio - In October 2014, we acquired, along with our institutional partners, Capital Automotive L.P., or CARS, to create our triple net lease business. The acquisition included a 15.6 million square foot portfolio of real estate that has been triple net leased with approximately 300 automotive dealerships.

•	Hotel Portfolio - In addition to our ownership of the Atlantis in the Bahamas and the Hard Rock Hotel & Casino in Las Vegas and our interest in the hotel assets of a mixed-use portfolio in Australia, in 2014 we made further investments in the hotel sector when we acquired an interest in five hotel assets with 1,800 rooms in the United States.

Operating Platforms

Our business is organized in three operating platforms, with assets as of December 31, 2014 as set forth in the diagram below. The capital invested in these operating platforms is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; participation in private equity funds and consortiums; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

(1)	Represents assets and capital related to our operating segments and excludes corporate assets and obligations.

Office Platform

Brookfield Property Partners is a global leader in the development, ownership and management of premier office properties. Our office holdings primarily consist of Brookfield Office Properties, of which we own 100% of its common equity. Our office portfolio (excluding the assets of Canary Wharf) consists of 244 properties comprising 112 million square feet under management and a total of 19 million square feet of development potential. Our properties are primarily located in commercial business districts in some of the world's leading cities, including New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary and Perth.

Within our office platform, we remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment and repositioning initiatives to convert assets to higher yielding (or cash flow generating) properties;

•	Managing capital prudently, by utilizing conservative financing structures, including the disposition of select mature or non-core assets; and

•	Advancing development projects to create “best-in-class” new stock in premium locations.

Our core office portfolio occupancy stands at 92.1% leased at December 31, 2014 and reflects average in-place net rent of $30.37 compared to average market net rent of $36.94, allowing for 22% potential to capture on higher rents on the upcoming expiration of leases.

Another important characteristic of our office portfolio is the strong credit quality of our tenants. We focus on tenant credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants in our office portfolio by leased area and their respective credit ratings and lease commitments as at December 31, 2014.

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	8.2%
CIBC World Markets(3)	Calgary/Houston/Midtown NY/Toronto	A+	2.0%
Suncor Energy Inc.	Calgary/Houston	BBB+	1.8%
Morgan Stanley	Denver/Downtown NY/Toronto	A-	1.7%
Bank of Montreal	Calgary/Toronto	A+	1.6%
Bank of America/Merrill Lynch	Denver/Downtown NY/Los Angeles/Toronto/Washington, D.C.	A-	1.5%
Royal Bank of Canada	Boston/Calgary/Denver/Downtown NY/LA/Toronto/Vancouver/ Washington, D.C.	AA-	1.4%
JPMorgan Chase & Co.	Denver/ Houston/Los Angeles/Midtown NY	A	1.2%
PricewaterhouseCoopers	Calgary/Houston/Los Angeles/Perth/Sydney	Not Rated	1.2%
Commonwealth Bank	Melbourne/Sydney	AA-	1.0%
Total			21.6%
(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2)	Exposure is a percentage of total leasable square feet and excludes tenants in India.
(3)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

Another important strategy for our office platform is to sign long-term leases in order to mitigate risk, reduce our overall re-tenanting costs and ensure stable and sustainable cash flows. As at December 31, 2014, the average lease term of our office platform was 7.6 years, compared to 7.3 years at December 31, 2013. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration.

A portion of our office platform is owned through joint venture, partnership, consortium or other arrangements with institutional partners. Prospectively, as we recycle capital, our preference is to sell down interests in assets to institutional partners and to continue to manage the assets on behalf of ourselves and the investors. We believe that this strategy enables us to enhance returns on our capital through associated fees, which represent an important area of growth. These types of transactions allow us to earn the following categories of fees:

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

Our development pipeline is a significant component of value of our office platform, and we expect this pipeline to contribute significantly to earnings and provide attractive returns on capital upon stabilization. As at December 31, 2014, we held interests in centrally located office development sites with total development potential of over 19 million square feet in the United States, Canada, Australia and Europe.

The following table summarizes all office development projects in our portfolio by geographic location as at December 31, 2014:

(Sq. ft. in 000’s)	Number of sites	Owned interest (%)	Total	Proportionate at subsidiary- level(1)	Proportionate to unitholders(2)	Proportionate(3)
United States	8	91%	10,049	9,173	9,173	3,270
Canada	7	84%	5,832	4,906	4,906	1,749
Europe(4)	4	84%	2,331	1,952	1,952	696
Australia	1	100%	366	366	366	130
Brazil	1	100%	681	681	681	243
	21	89%	19,259	17,078	17,078	6,088
(1)	Reflects our partnership’s interests before considering non-controlling interests in operating subsidiaries.
(2)	Reflects our partnership’s interests before considering non-controlling interests in subsidiaries, including Brookfield Canada Office Properties.
(3)	Reflects our partnership’s interests attributable to holders of our units, net of non-controlling interests described in note (2) above.
(4)	Does not include developments held through our interest in Canary Wharf.

We classify our office development sites into three categories: (i) active development, (ii) active planning and (iii) held for development. Of the approximately 19.3 million square feet in our office development pipeline, 5.1 million square feet are in the active development stage, 5.6 million square feet are in the active planning stage and 8.6 million square feet are held for future development. With all of our development sites, we proceed with construction when our risk adjusted return hurdles and preleasing targets have been met.

The following table provides additional detail on our active development pipeline and certain projects in the active planning stage:

	Square feet			Cost				Construction Loan
(Millions, except where noted)	under construction (in 000’s)	Expected date of cash stabilization	Percent pre-leased	Total(1)		To- date		Total		Drawn
Active developments:
Manhattan West (platform), New York(2)	―	―	―		$680		$639		$340		$276
Manhattan West (residential), New York	586	Q4 2018	―		$520		$20		$479	$	―
Brookfield Place Tower 2, Perth	366	Q1 2016	52%	A$	338	A$	184	A$	240	A$	92
1 London Wall Place, London(3)	505	Q3 2019	61%		£192		£65		£137	£	―
Bay Adelaide East, Toronto	980	Q2 2017	69%	C$	463	C$	335	C$	350	C$	163
Giroflex, São Paulo	681	Q1 2018	―	R$	642	R$	530	R$	462	R$	245
Brookfield Place East Tower, Calgary	1,400	Q3 2018	71%	C$	799	C$	204	C$	575	C$	―
Principal Place (commercial), London	621	Q4 2019	69%		£379		£89	£	―	£	―
	5,139
(1)	Net of NOI earned during stabilization.
(2)	Represents the platform upon which the five million square foot Manhattan West development will be constructed.
(3)	Cost and construction loan information is provided on a proportionate basis and at our 50% ownership.

Retail Platform

As at December 31, 2014, our retail platform is primarily comprised of our 33% ownership interest in GGP on a fully-diluted basis, our 34% ownership interest in Rouse, and interests in retail assets in Brazil. As at December 31, 2014, our retail portfolio consisted of interests in 164 well-located, high-quality regional malls encompassing approximately 154 million square feet of retail space in the United States and Brazil, as well as seven urban retail locations with an additional one million square feet of space in select target locations across the United States.

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

In 2014 our retail properties reported a combined average of $529 in tenant sales per square foot. During this same period, the spread between the rent paid on expiring leases and the rent commencing under new leases on a suite-to-suite basis in our retail portfolio increased by 15%, demonstrating our strong same-store growth potential.

As at December 31, 2014, our retail portfolio consisted of interests in 157 regional malls totaling approximately 151.6 million square feet throughout the United States with total regional mall gross leasable area allocated as follows: southwest and southeast region (29%), pacific and mountain region (27%), northeast and mideast region (23%) and east and west north central region (21%). Our U.S. retail portfolio is highly concentrated with 100 high quality regional malls, representing approximately 20% of the high quality malls in the United States. Regional malls in our portfolio include Ala Moana in Honolulu, Fashion Show in Las Vegas, the Natick Collection in Natick, Massachusetts (Boston), Tysons Galleria in Washington, D.C., Park Meadows in Lone Tree (Denver) and Water Tower Place in Chicago. A significant number of these regional malls are either the only mall in their market or a part of a cluster of malls that receive high consumer traffic.

Our portfolio also includes seven malls totaling over 2.6 million square feet in Brazil, five of which are located in São Paulo and two of which are located in Rio de Janeiro. These properties are mostly concentrated in premier locations in densely populated urban areas and thereby have leading positions in their respective markets. These properties include the Rio Sul Shopping Center in Rio de Janeiro and the Shopping Pátio Paulista and Shopping Pátio Higienópolis in São Paulo.

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

The following list reflects the ten largest tenants in our retail portfolio as at December 31, 2014. The largest tenant in our portfolio accounted for approximately 3.6% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK	3.6%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.7%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.7%
Forever 21, Inc.	Forever 21	2.1%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	2.0%
Signet Jewelers Limited	Zales, Gordon’s, Kay, Jared	1.8%
American Eagle Outfitters, Inc.	American Eagle, Aerie	1.6%
Express, Inc.	Express, Express Men	1.5%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.5%
LVMH	Louis Vuitton, Sephora	1.3%
Total		20.8%

(1)    Exposure is a percentage of minimum rents and tenants recoveries.

We develop and redevelop retail properties on a selective basis to enhance the quality of our portfolio, when we believe attractive risk-adjusted returns can be earned. Our strategy is to identify opportunities to invest capital to expand our Class A malls, which are often irreplaceable due to urban density and permitting challenges. We seek to acquire big boxes that are contiguous to our malls and divide them into in-line space on which we earn significantly greater rent. We will invest capital in Class B malls when we believe that we can upgrade these malls to Class B+ or Class A. As of December 31, 2014, the redevelopment projects in the United States include the 300,000 square foot expansion of Ala Moana Center in Hawaii. The total anticipated cost of all redevelopment projects is over $600 million on a proportionate basis. As of December 31, 2014, we had incurred costs of over $200 million in connection with these redevelopment projects on a proportionate basis. We anticipate generating pretax unlevered returns of 8% to 10% on these projects.

Other Segments

Industrial

In the last two years, we built one of the largest industrial real estate platforms in the United States and Europe by acquiring three companies with high-quality assets and combining them to create Brookfield Logistics Properties. Our industrial platform is currently comprised of 44 million square feet of premier modern logistics assets, 14 million square feet currently under construction and 54 million square feet of development potential. Our industrial strategy is to acquire older generation logistics properties that we can redevelop into state-of-the-art product. We also seek to selectively develop projects in supply constrained markets that are critical to the global supply chain. We leverage our long track record of successfully entitling land in these markets and our global relationships with retailers and other logistics companies to negotiate anchor leases to support such projects. Our land bank is comprised of well-located sites near major markets and transport routes in North America, Europe, the Middle East and China.

Multifamily

At December 31, 2014, we owned over 27,800 residential apartments throughout North America. The majority of these apartments are managed by Fairfield Residential Company LLC, or Fairfield, which is 65% owned by Brookfield Asset Management. Fairfield is one of the largest vertically-integrated multifamily real estate companies in the United States and is a leading provider of acquisition, development, construction, renovation and property-management services. We aim to selectively develop Class A properties in high growth, supply-constrained markets. Due to institutional demand for these types of properties, acquisition opportunities are scarce. During the fourth quarter of 2014 we acquired a portfolio of approximately 4,000 multifamily units in Manhattan. We leverage our long track record of successfully entitling land for development of multifamily properties and managing construction in order to maximize returns. We also seek opportunities to redevelop well-located, older assets. We target Class B assets that we can acquire at a significant discount to replacement cost. We typically invest $6,000 to $10,000 per door to upgrade apartments and common areas with amenities that are in demand in today's market. We seek to earn an attractive return on this capital by raising rents, which are still a significant discount to new product.

Hotel

In addition to our ownership of the Atlantis in the Bahamas and the Hard Rock Hotel & Casino in Las Vegas and our interest in the hotel assets of a mixed-use portfolio in Australia, in 2014 we made further investments in the hotel sector when we acquired an interest in five hotel assets with 1,800 rooms in the United States.

Triple Net Lease

In October 2014, we acquired, along with our institutional partners, CARS to create our triple net lease business. The acquisition included a 15.6 million square foot portfolio of real estate that has been triple net leased with approximately 300 automotive dealerships.

Distribution Policy

Our distribution policy is to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to raise external capital. We believe that a payout ratio of 80% of our FFO should accomplish this objective. We have invested a substantial amount of capital in development and redevelopment projects primarily in our office and retail platforms. Once we realize stabilized cash flow from these initiatives, we expect the growth in our payout to meet its target range of 5% to 8% per annum.

We established our initial distribution level and our targeted distribution growth rate based on projections of the amount of FFO that we will generate in the short to medium term. These projections reflected the in-place cash flow of all of our investments and our capital investment plans. In a number of our operating entities, we are retaining operating cashflow for reinvestment. As a result, we are required to finance, in the short term, payment of our distributions to our unitholders. To maintain our distributions at the current level, we have a number of alternatives available to us, including (a) using borrowings under our committed revolving credit facilities; (b) electing to accrue and/or waive distributions to be made in respect of the Redemption-Exchange Units that are held by Brookfield Asset Management in accordance with the Property Partnership’s limited partnership agreement; (c) paying off all or a portion of the fees owed to the Service Providers pursuant to the Master Services Agreement through the issuance of our units and/or Redemption-Exchange Units; (d) paying of any equity enhancement distributions to Property Special LP through the issuance of Redemption-Exchange Units; and (e) utilizing distributions from other operating entities from cash flow from operations, asset sales and/or refinancings. We are not a passive investor and we typically hold positions of control or significant influence over assets in which we invest, enabling us to influence distributions from those assets.

On February 3, 2015, the Board of Directors of the BPY General Partner increased the annual distribution on our units to $1.06 per unit. Despite our projections and the alternative methods available to maintain our distribution level, there can be no assurance that we will be able to maintain an annual distribution of $1.06 per unit or meet our target growth rate. Based on amounts received in distributions from our operating entities and our projected operating cash flow from our direct investments, our proposed distributions are significantly greater than such amounts.

Additionally, our ability to make distributions will depend on a number of factors, some of which are out of our control, including, among other things, general economic conditions, our results of operations and financial condition, the amount of cash that is generated by our operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to finance our operations and investments or to fund liquidity needs, levels of operating and other expenses, and contingent liabilities. Furthermore, the Property Partnership, the Holding Entities and our operating entities are legally distinct from our company and they will generally be required to service their debt and other obligations, such as distributions to Preferred Unitholders, before making distributions to us or their parent entity as applicable, thereby reducing the amount of our cash flow available to pay distributions on our units, fund working capital and satisfy other needs.

Competition and Marketing

The nature and extent of competition we face varies from property to property and platform to platform. Our direct competitors include other publicly-traded office, retail, industrial, multifamily, hotel and t and operating companies; private real estate companies and funds; commercial property developers and other owners of real estate that engage in similar businesses.

We believe the principal factors that our tenants consider in making their leasing decisions include: rental rates; quality, design and location of properties; total number and geographic distribution of properties; management and operational expertise; and financial position of the landlord. Based on these criteria, we believe that the size and scope of our operating platforms, as well as the overall quality and attractiveness of our individual properties, enable us to compete effectively for tenants in our local markets. Our marketing efforts focus on emphasizing these competitive advantages and leveraging our relationship with Brookfield Asset Management. We benefit from using the “Brookfield” name and the “Brookfield” logo in connection with our marketing activities as Brookfield Asset Management has a strong reputation throughout the global real estate industry.

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

Regulation

Our business is subject to a variety of federal, state, provincial and local laws and regulations relating to the ownership and operation of real property, including the following:

•	We are subject to various laws relating to environmental matters. We could be liable under these laws for the costs of removal and remediation of certain hazardous substances or wastes existing in, or released or deposited on or in our properties or disposed of at other locations.

•	We must comply with regulations under building codes and human rights codes that generally require that public buildings be made accessible to disabled persons.

•	We must comply with laws and regulations concerning zoning, design, construction and similar matters, including regulations which impose restrictive zoning and density requirements.

•	We are also subject to state, provincial and local fire and life safety requirements.

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

Our company intends to build all future office developments to a LEED Gold standard or local equivalent. The LEED Green Building Rating System is an internationally accepted scorecard for sustainable sites, water efficiency, energy and atmosphere, materials and resources, and indoor environmental quality. Within our office portfolio, 67 properties are LEED certified or equivalent.

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

4.C.  ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart above represents a simplified summary of our organizational structure as of December 31, 2014. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Asset Management holds units of our company have been omitted. This chart should be read in conjunction with the explanation of our ownership and organizational structure below.

(1)	As of December 31, 2014, public holders own units of our company representing an 82% limited partnership interest in our company, and Brookfield owns the remaining units of our company, representing an 18% limited partnership interest in our company. Assuming the exchange of the Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism and the exchange of the issued and outstanding Exchange LP Units not held by us, Brookfield has a 68% interest in our company. On a fully-exchanged basis, public holders (excluding the Class A Preferred Unitholder) would own units of our company representing a 30% interest in our company, the Class A Preferred Unitholder would own units of our company representing a 9% interest in our company and Brookfield would own the remaining units of our company, representing a 61% interest in our company. Our company’s sole direct investment is an approximately 37% interest in the Property Partnership through our company’s ownership of managing general partnership units of the Property Partnership, or Managing General Partner Units. Brookfield also has an approximately 63% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units. On a fully-exchanged basis, our company would directly own 99% of the limited partnership interests in the Property Partnership.

(2)	The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.25 billion of redeemable preferred shares of Brookfield BPY Holdings Inc., or CanHoldco, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. In addition, Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities, which preferred shares will be entitled to vote with the common shares of the applicable entity. Brookfield will have an aggregate of 3% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of any of the other applicable entities. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

(3)	Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2014.

(4)	Our interest in Brookfield Office Properties consists of 100% of its outstanding common shares and outstanding voting preferred shares as well as interests in certain series of its preferred shares. Our aggregate equity interest in Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE, is approximately 83%, approximately 62% of which is held indirectly through Brookfield Office Properties.

(5)	Our Australian office platform consists of our economic interest in certain of our Australian office properties not held through Brookfield Office Properties.

(6)	Our European office platform includes our interest in 20 Canada Square in London, which is not held through Brookfield Office Properties.

(7)	Our interest in Canary Wharf is held through the Canary JV.

(8)	Other, as it relates to the Office segment, includes 100% ownership of an office development in São Paulo, Brazil, our interest in an office building in the Faria Lima section of São Paulo, Brazil, as well as office assets held in Brookfield-sponsored private funds in which we hold varying interests.

(9)	As at December 31, 2014, our interest in GGP consists of an interest in approximately 29% (35% with our consortium partners) of the outstanding shares of common stock. We, and our consortium partners, also own warrants to acquire additional shares of common stock, which warrants were “in-the-money” as at December 31, 2014. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 398 million shares of GGP, representing approximately 41% of the outstanding shares of common stock of GGP. Of the 398 million shares that would be held by our company and our consortium partners, 326 million common shares of GGP would be owned by our company, representing approximately 33% of the outstanding shares of common stock of GGP (and 34% assuming that only our company, and none of our consortium partners, exercised the warrants).

(10)	Rouse is a NYSE-listed company that GGP spun-out to its shareholders on January 12, 2012. As at December 31, 2014, we had interests of approximately 34% of the outstanding shares of common stock of Rouse.

(11)	Our economic interest set forth above is reflected as a range because our industrial, multifamily, hotel and triple net lease investments are held through Brookfield-sponsored private funds in which we hold varying interests.

The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating entities included in our organizational chart set out above under “- Organizational Chart”.

Name	Economic Interest(1)		Voting Interest(1)
Office
Brookfield Office Properties Inc.	100%		100	%(2)
Australia	100%		-	(3)
Europe	100%		100%
Canary Wharf Group plc	22%		22%
Brazil	100%		100%
Other	27%-83%		-	(4)
Retail
General Growth Properties, Inc.	29	%(5)	29	%(5)
Rouse Properties, Inc.	34	%(6)	34	%(6)
Brazil Retail Fund	35%		-	(4)
Other segments
Industrial(7)	28%-30%		-	(4)
Multifamily(7)	13%-52%		-	(4)
Hotel(7)	15%-33%		-	(4)
Triple Net Lease(7)	26%		-	(4)

(1)	All interests are rounded to the nearest one percent and are calculated as at December 31, 2014.

(2)	Our interest in Brookfield Office Properties consists of 100% of its outstanding common shares and outstanding voting preferred shares. Our aggregate equity interest in Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE, is approximately 83%, approximately 62% of which is held indirectly through Brookfield Office Properties.

(3)	Our Australian office platform consists of our economic interest in certain of our Australian office properties not held through Brookfield Office Properties. This economic interest is held in the form of participating loan agreements with Brookfield, which are hybrid instruments comprising an interest bearing note, a total return swap, and an option to acquire direct or indirect legal ownership in the properties. The participating loan interests provide the holding entities (or their wholly owned subsidiaries) with an economic interest in the results of operations and changes in fair value of the properties. Brookfield retains the legal title to the properties through a wholly-owned subsidiary that is not part of the business in order to preserve existing financing arrangements. We have control or significant influence over the properties via the participating loan interests. Accordingly, the assets, liabilities and results of the entities that have direct ownership of such properties are consolidated or accounted for under the equity method by the holding entities (or their wholly owned subsidiaries).

(4)	We hold our economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored private funds. By their nature, limited partnership interests do not have any voting rights.

(5)	We, together with our consortium partners, control approximately 35% of the outstanding shares of common stock of GGP. In addition, we are entitled to appoint three directors to GGP’s board of directors. We, and our consortium partners, also own warrants to acquire additional shares of common stock of GGP, which warrants were “in-the-money” as at December 31, 2014. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 398 million shares of GGP, representing approximately 41% of the outstanding shares of common stock of GGP. Of the 398 million shares that would be held by our company and our consortium partners, 326 million common shares of GGP would be owned by our company, representing approximately 33% of the outstanding shares of common stock of GGP (and 34% assuming that only our company, and none of our consortium partners, exercised the warrants).

(6)	As at December 31, 2014, we had interests of approximately 34% of the outstanding shares of common stock of Rouse.

(7)	Our economic interest set forth above is reflected as a range because our industrial, multifamily, hotel and triple net lease investments are primarily held through Brookfield-sponsored private funds in which we hold varying interests.

Our Company

Our company was established on January 3, 2013 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended. Our company’s head and registered office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and our company’s telephone number is +441 294 3309.

In connection with the Spin-off, we acquired from Brookfield Asset Management substantially all of its commercial property operations, including its office, retail, multifamily and industrial assets. We are Brookfield’s flagship public commercial property entity and the primary entity through which Brookfield Asset Management owns and operates these businesses on a global basis. We are positioned to take advantage of Brookfield’s global presence, providing unitholders with the opportunity to benefit from Brookfield’s operating experience, execution abilities and global relationships.

Property Partnership

Our company’s sole direct investment is a managing general partnership interest in the Property Partnership. Our company serves as the managing general partner of the Property Partnership and has sole authority for the management and control of the Property Partnership.

Our company owns a direct 37% interest in the Property Partnership through ownership of Managing General Partner Units. Holders of our units other than Brookfield, including the Class A Preferred Unitholder, hold the remaining economic interest in the Property Partnership. Brookfield’s interest in the Property Partnership includes a special limited partnership interest held by Property Special LP, a wholly-owned subsidiary of Brookfield Asset Management, which entitles it to receive equity enhancement distributions and incentive distributions from the Property Partnership. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Equity Enhancement and Incentive Distributions”.

Our Service Providers

The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s global real estate business, including Richard B. Clark who is Senior Managing Partner and Chief Executive Officer of Brookfield Asset Management’s global real estate group, or Brookfield Property Group.

The BPY General Partner

The BPY General Partner, a wholly-owned subsidiary of Brookfield Asset Management, has sole authority for the management and control of our company. Holders of our units, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement”.

Property Special LP

Property Special LP is a special limited partner of the Property Partnership. The general partner of Property Special LP is Brookfield Asset Management. Property Special LP is entitled to receive equity enhancement distributions and incentive distributions from the Property Partnership as a result of its ownership of the Special LP Units. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions”.

Holding Entities

Our company indirectly holds its interests in our operating entities through the Holding Entities, most of which were formed in connection with the Spin-off. The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.25 billion of redeemable preferred shares of one of our Holdings Entities, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. In addition, Brookfield has subscribed for $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

Operating Entities

Our business is organized in three operating platforms: office, retail and other segments. The capital invested in these operating platforms is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; sponsorship and participation in private equity funds; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

Office Platform

Brookfield Office Properties Inc.: Our U.S., Canadian and U.K. office properties and our economic interests in most of our Australian office properties are held through our ownership of Brookfield Office Properties, a global pure-play office company that is incorporated under the laws of Canada. Brookfield Office Properties owns all of its Canadian office properties through our approximately 83.3% aggregate equity interest in Brookfield Canada Office Properties, a publicly-traded real estate investment trust formed under the laws of Canada and listed on the TSX and the NYSE. As at December 31, 2014, Brookfield Office Properties’ portfolio consisted of interests in 111 properties totaling 87 million square feet and interests in 19 million square feet of high quality, centrally-located development sites. Brookfield has held an interest in Brookfield Office Properties and its predecessors for over 20 years.

Australia: In addition to the office properties in Australia in which Brookfield Office Properties has an economic interest, we hold an economic interest in office properties in Sydney, Canberra, Brisbane and New Zealand. As at December 31, 2014, this portfolio consisted of seven office properties totaling approximately 1.8 million square feet. Brookfield acquired these office properties in 2007.

Europe: In addition to the office properties in Europe in which Brookfield Office Properties has an interest, we own 100% of a 576,000 square foot office property at 20 Canada Square, London. Brookfield acquired an interest in this office property in 2005.

Canary Wharf: The remainder of our European office property operations consists of our interest in Canary Wharf. Brookfield acquired an initial interest in Canary Wharf in 2003 and additional interests in 2010. We expect to increase our interest in Canary Wharf to 50% in connection with the acquisitions of Songbird and Canary Wharf by the Canary JV.

Brazil: We are currently actively developing an office tower and open-air mall situated in the Marginal district of São Paulo in Brazil. Brookfield acquired an 80% interest in the development in September 2011 and we acquired the remaining 20% stake in May 2013. In addition, we acquired a fully-leased office property on Faria Lima in São Paulo in the third quarter of 2014.

Other: Other investments include office assets in the United States held in our real estate opportunity funds.

Retail Platform

GGP: A substantial portion of the properties in our retail platform are held through our approximately 29% interest in GGP, a NYSE-listed company that is incorporated under the laws of Delaware. GGP is the second largest mall owner in the United States. The majority of GGP’s properties rank among the highest quality U.S. retail assets. In late 2010, Brookfield successfully led GGP out of Chapter 11 with a cornerstone investment. Brookfield and our company acquired a further interest in GGP in January 2011, December 2012 and April and November 2013. We and the other members of the consortium hold an aggregate of approximately 311 million shares of GGP, representing approximately 35% of the outstanding shares of common stock of GGP. We, and our consortium partners, also own warrants to acquire additional shares of common stock, which warrants were “in-the-money” as at December 31, 2014. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 398 million shares of GGP, representing approximately 41% of the outstanding shares of common stock of GGP as of December 31, 2014. Of the 398 million shares, 326 million common shares of GGP would be owned by our company, representing approximately 33% of the outstanding shares of common stock of GGP.

Rouse: On January 12, 2012, we and other members of Brookfield’s consortium acquired an approximately 37% interest in Rouse, a NYSE-listed company that is incorporated under the laws of Delaware, that GGP spun-out to its shareholders. After giving effect to Rouse’s rights offering in March 2012, we increased our holdings to approximately 36% of the outstanding shares of Rouse common stock and further increased this position in April 2013 and November 2013. On January 13, 2014, Rouse completed an underwritten public offering of 8,050,000 shares of its common stock, which decreased our ownership interest in Rouse. We currently hold approximately 34% of the outstanding shares of Rouse common stock. Rouse is one of the largest publicly-traded regional mall owner in the United States based on square footage and owns and manages Class B regional malls in secondary and tertiary markets. As at December 31, 2014, Rouse owned and operated 36 retail properties totaling approximately 26 million square feet.

Brazil Retail Fund: We hold an approximately 35% interest in the Brazil Retail Fund, a Brookfield-sponsored retail fund in Brazil. As at December 31, 2014, the Brazil Retail Fund’s portfolio consisted of seven malls totaling approximately 2.6 million square feet in in São Paulo and Rio de Janeiro. Brookfield acquired an interest in the Brazil Retail Fund in 2006.

Other segments

The following investments are held primarily through our interests in Brookfield-sponsored private funds:

Industrial: As at December 31, 2014, our industrial portfolio consisted of interests in over 44 million square feet of industrial space through our interests in 168 industrial properties in North America and Europe.

Multifamily: As at December 31, 2014, our multifamily portfolio consisted of interests in over 27,800 multifamily units.

Hotels: As at December 31, 2014, our hotel portfolio consisted of interests in eleven hotels with over 8,700 rooms in North America and Australia.

Triple Net Lease: As at December 31, 2014, our triple net leased portfolio consisted of a 15.6 million square foot portfolio of real estate that has been triple net leased with approximately 300 automotive dealerships.

4.D.  PROPERTY, PLANTS AND EQUIPMENT

See Item 4.B. “Information on the Company - Business Overview” and Item 4.C. “Information on the Company - Organizational Structure - Operating Entities”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	OPERATING RESULTS

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

INTRODUCTION

This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY” or our “partnership”) covers the financial position as of December 31, 2014 and December 31, 2013 and results of operations for the years ended December 31, 2014, 2013, and 2012. For the period prior to the spin-off of our partnership on April 15, 2013, the financial results reflect Brookfield Asset Management Inc.’s (“Brookfield Asset Management”) commercial property operations on a continuity of interest basis. Thereafter, the results reflect our partnership’s actual results. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2014 and December 31, 2013 and each of the years ended December 31, 2014, 2013, and 2012 (the “Financial Statements”) contained elsewhere in this Form 20-F.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.

BASIS OF PRESENTATION

Our sole material asset is our 37% interest in Brookfield Property L.P. (the “Operating Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties. We also discuss the results of operations on a segment basis, consistent with how we manage our business. Our seven operating segments are organized into the following: i) Office, ii) Retail, iii) Industrial, iv) Multifamily, v) Hotels, vi) Triple Net Lease, which includes Capital Automotive Real Estate Services Inc. (“CARS”), which owns the real estate for more than 300 automotive dealerships across North America and leases it on a triple net lease basis, and vii) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is also known as the Chief Operating Decision Maker. For presentation purposes, the Industrial, Multifamily, Hotels and Triple Net Lease segments have been combined in this MD&A.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units will be collectively referred to throughout this MD&A as “Unitholders”. The GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units provide Brookfield Asset Management the right to request that its units be redeemed for cash consideration starting in April 2015. In the event that Brookfield Asset Management exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. As a result of this redemption feature, we present the Exchange LP Units as a component of non-controlling interests.

This MD&A includes financial data for the year ended December 31, 2014 and includes material information up to March 16, 2015. Financial data have been prepared using accounting policies in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in Canary Wharf Group plc (“Canary Wharf”) and China Xintiandi (“CXTD”), as these are accounted for as financial investments. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (C$), Australian Dollars (A$), British Pounds (£), Euros (€), Brazilian Reais (R$), and Indian Rupees (₨) are identified where applicable.

Additional information is available on our website at www.brookfieldpropertypartners.com, or on www.sedar.com or www.sec.gov.

CONTINUITY OF INTERESTS

On April 15, 2013, Brookfield Asset Management completed a spin-off of its commercial property operations (the “Business”) to our partnership (the “Spin-off”), which was effected by way of a special dividend of units of our partnership to holders of Brookfield Asset Management’s Class A and B limited voting shares as of March 26, 2013. Brookfield Asset Management directly and indirectly controlled the Business prior to the Spin-off and continues to control our partnership subsequent to the Spin-off through its interests in our partnership. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the Business. Accordingly, our partnership has reflected the Business in its financial position and results of operations using Brookfield Asset Management’s carrying values prior to the Spin-off.

To reflect the continuity of interests, this MD&A provides comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield Asset Management. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of our partnership prior to April 15, 2013 as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield Asset Management. For the periods after the Spin-off, the results are based on the actual results of our partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements. Certain of these new or amended agreements resulted in differences in the basis of accounting as recorded by Brookfield Asset Management and as recorded by our partnership.

OVERVIEW OF OUR BUSINESS

Our partnership is Brookfield Asset Management’s primary public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. With approximately 14,000 employees involved in our real estate businesses around the globe, we have built operating platforms in the Office, Retail, Industrial, Multifamily, Hotels and Triple Net Lease sectors. We leverage these operating platforms to enhance the cash flow and value of our assets, including through active asset management and by executing development and redevelopment projects.

Our portfolio is comprised of high-quality properties, including interests in:

•	244 office properties totaling over 112 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary and Perth;
•	164 regional malls containing over 154 million square feet in the United States, and Brazil; a substantial portion of our retail properties are held through our 29% interest in General Growth Properties, Inc. (“GGP”) (33% on a fully diluted basis, assuming all outstanding warrants are exercised) and our 34% interest in Rouse Properties, Inc. (“Rouse”);
•	Over 44 million square feet of industrial space across 168 industrial properties, primarily consisting of modern logistics assets in North America and Europe, with an additional 14 million square feet currently under construction;
•	Over 27,800 multifamily units across 89 properties across the United States and Canada;
•	Eleven hotel assets with over 8,700 rooms across North America and Australia; and
•	Over 300 properties that are leased to automotive dealerships across North America on a triple net lease basis

In addition, we have a 19 million square foot office development pipeline, an over $600 million retail mall redevelopment pipeline (on a proportionate basis) and a land portfolio with the potential to build 54 million square feet of industrial properties.

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

Our diversified portfolio of high-quality assets has a stable cash flow profile with growth potential. As a result of the mark-to-market of rents upon lease expiry, escalation provisions in leases and increases in occupancy, our existing assets should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. With this cash flow profile, our goal is to pay an attractive annual distribution to our Unitholders and to grow our distribution by 5% to 8% per annum.

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

PERFORMANCE MEASURES

We expect to generate returns to Unitholders from a combination of cash flow earned from our operations and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations we will be able to increase distributions to Unitholders to provide them with an attractive current yield on their investment.

To measure our performance against these targets, we focus on NOI, funds from operations (“FFO”), fair value changes, and net income and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from our commercial and hospitality operations of consolidated properties less direct property expenses.
•	FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.
•	Fair value changes: Increase or decrease in the value of investment properties that is reflected in the consolidated statements of income.
•	Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units. For the period prior to the Spin-off of our partnership on April 15, 2013, net income attributable to Unitholders represented net income attributable to Brookfield Asset Management.
•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

NOI is a key indicator of our ability to increase cash flow from our operations. We seek to grow NOI through pro-active management and leasing of our properties. In evaluating our performance, we also look at a subset of NOI, defined as “same-property NOI,” which excludes NOI that is earned from assets recently acquired, disposed of, developed, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

We do not utilize net income on its own as a key metric in assessing the performance of our business because, in our view, it does not provide a consistent or complete measure of the ongoing performance of the underlying operations. Nevertheless, we recognize that others may wish to utilize net income as a key measure and therefore provide a reconciliation of net income to NOI and FFO on pages 51 and 52 in this Form 20-F.

In addition to reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our properties. These value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

We also consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;
•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•	Reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	Debt capital at a cost and on terms conducive to our goals;
•	Equity capital at a reasonable cost;
•	New property acquisitions that fit into our strategic plan; and
•	Investors for dispositions of peak value or non-core assets.

PART II – FINANCIAL STATEMENTS ANALYSIS

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

In this section, we review our consolidated performance for the years ended December 31, 2014, 2013, and 2012 and our financial position as of December 31, 2014 and 2013. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section on page 55.

Summary Statement of Operating Results and Key Metrics

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Commercial property revenue	$3,038	$2,910	$2,858
Hospitality revenue	983	1,168	743
Investment and other revenue	352	209	167
Total revenue	4,373	4,287	3,768
Direct commercial property expense	1,298	1,204	1,189
Direct hospitality expense	791	957	638
Interest expense	1,258	1,088	1,020
Depreciation and amortization	148	162	104
Administration and other expense	404	317	150
Total expenses	3,899	3,728	3,101
Fair value gains, net	3,756	870	1,227
Share of net earnings from equity accounted investments	1,366	835	1,235
Income before income taxes	5,596	2,264	3,129
Income tax expense	1,176	501	489
Net income	4,420	1,763	2,640
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	686	856	1,164
Net income attributable to Unitholders	$3,734	$907	$1,476

NOI	$1,932	$1,917	$1,774
FFO	$714	$582	$631

Our basic and diluted net income per unit attributable to Unitholders and weighted average units outstanding are calculated as follows:

(US$ Millions, except per units information) Year ended Dec. 31,	2014	2013	2012
Net income attributable to Unitholders – basic	$3,734	$907	$1,476
Dilutive effect of conversion of capital securities – corporate	30	―	―
Net income attributable to Unitholders – diluted	3,764	907	1,476

Weighted average number of units outstanding – basic	668.3	478.6	―
Conversion of capital securities – corporate	40.8	―	―
Weighted average number of units outstanding – diluted	709.1	478.6	―
Net income attributable to Unitholders per unit – basic(1)	$5.59	$1.41
Net income attributable to Unitholders per unit – diluted(1)	$5.31	$1.41
(1)	Net income attributable to Unitholders per unit has been presented effective for the period from the date of the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the Unitholders. As a result, for 2013, net income attributable to Unitholders per unit is calculated exclusive of the $232 million net income attributable to Brookfield Asset Management prior to the date of the Spin-off.

Consolidated Performance and Analysis

2014 compared to 2013

For the year ended December 31, 2014, we reported net income of $4,420 million, of which $3,734 million is attributable to Unitholders. This compares to net income of $1,763 million, of which $907 million is attributable to Unitholders in the prior year. Net income attributable to Unitholders increased during the year ended December 31, 2014 mainly due to our increased ownership of Brookfield Office Properties Inc. (“BPO”) which increased to 100% in the current year from 49% in the prior year, additional acquisition activity and valuation gains primarily in our office and retail segments.

Commercial property revenue was $3,038 million for the year ended December 31, 2014 compared to $2,910 million during the prior year. The increase is primarily attributable to revenue from acquisitions in our office, multifamily and industrial segments, as well as and the acquisition of CARS in the fourth quarter of 2014, which were partially offset by a major expiry at Brookfield Place New York in October 2013 and dispositions of mature assets.

Hospitality revenue was $983 million for the year ended December 31, 2014 compared to $1,168 million during the prior year. The decrease was related to the deconsolidation of certain hotel assets in Australia as part of a re-organization in the prior year. Before considering the impact of the deconsolidation, hospitality revenue decreased by $53 million which was primarily a result of the sale of the One&Only Ocean Club in the Bahamas in the second quarter of 2014.

Direct commercial property expense increased by $94 million for the year ended December 31, 2014 compared to the prior year due to acquisition activity in our office and industrial segments. Direct hospitality expense decreased by $166 million, primarily as a result of the deconsolidation of certain hotel assets. Before considering the impact of the deconsolidation, direct hospitality expense decreased by $69 million, which was primarily a result of the sale of the One&Only Ocean Club as described above.

Investment and other revenue increased by $143 million for the year ended December 31, 2014 as compared to the prior year. The increase is largely driven by a realized gain on the repayment of a debt investment in Inmobiliaria Colonial SA (“Colonial”), a Spanish office company in the second quarter of 2014. Additionally, we recorded gains from the completion of industrial developments in 2014 of $50 million and income from our interest in preferred securities convertible into CXTD ordinary shares of $38 million in the current year. This was offset by realized losses on foreign exchange forward contracts in the current year and a gain recognized from a loan modification in the prior year. In addition, we recorded a $14 million dividend from our investment in Canary Wharf in 2013.

Interest expense increased by $170 million for the year ended December 31, 2014 as compared to the prior year. This increase was primarily driven by additional debt obligations as a result of acquisition and refinancing activity and the interest associated with the acquisition facility used to acquire the remaining outstanding common shares of BPO in 2014.

Administration and other expense increased by $87 million for the year ended December 31, 2014 compared to the prior year. The increase was primarily attributable to $100 million of management fees and equity enhancement distributions paid by our partnership in the current period compared to $36 million in the prior year. In addition, the increase is attributable to other corporate costs incurred following the Spin-off of our partnership in April 2013 and expenses from subsidiaries acquired during the current period. This increase was partially offset by the deconsolidation of management fees associated with our private funds.

Fair value gains of $3,756 million were recognized in the year ended December 31, 2014 as compared to $870 million in the same period in the prior year as detailed in the table below. Commercial properties and developments increased in value by $3,070 million primarily related to our U.S. office portfolio due to capitalization rate and discount rate compression as a result of improving market conditions and leasing changes as a result of new and renewal leases signed during the year and outlook for future lease rates. Fair value gains on our financial instruments and other were $686 million as compared to losses of $78 million in the prior year and include the appreciation of our investments in Canary Wharf, GGP warrants and CXTD preferred shares and warrants.

The table below presents further information of the fair value gains recorded during the years ended December 31, 2014 and 2013:

(US$ Millions) Year ended Dec. 31,	2014	2013
Commercial properties	$2,781	$805
Commercial developments	289	143
Financial instruments and other	686	(78)
Total fair value gains, net	$3,756	$870

Our share of net earnings from equity accounted investments was $1,366 million for the year ended December 31, 2014, which represents an increase of $531 million compared to the prior year. Our investments in joint ventures earned $359 million during the year ended December 31, 2014, which represents an increase of $25 million compared to the same period in the prior year. This increase is primarily attributable to fair value gains on our equity accounted properties in New York City and Los Angeles in the current year and acquisition activity in our industrial segment which was offset by the consolidation of several office assets, which were previously equity accounted. We earned $1,007 million from associates for the year ended December 31, 2014, a $506 million increase compared with the prior year primarily driven by our increased ownership in GGP and valuation gains within GGP’s portfolio as a result of continued strength in its leasing activity and improving market conditions for Class A malls, which led to discount rate and terminal capitalization rate compression compared to the prior year. In addition, at December 31, 2014, we performed a review to determine whether there is any objective evidence that the investment in GGP is impaired or whether there is any indication that the impairment loss recognized in 2013 of $249 million, or any portion thereof, may no longer exist. We reviewed the carrying value of our investment in GGP ($6,638 million, prior to taking into consideration any reversal of the impairment loss recorded in 2013) and compared this balance to the fair value of our common shares of GGP based on the trading price of GGP common stock as of December 31, 2014 ($7,183 million). Consequently, we estimated the recoverable amount of the investment in GGP to be the fair value of the common shares of GGP at December 31, 2014 and determined that the impairment loss recognized in 2013 should be reversed. Accordingly, the consolidated statements of income for 2014 include, within share of net earnings from equity accounted investments, the reversal of the full $249 million impairment charge taken in the prior year, which resulted in a carrying value of the investment in common shares of GGP of $6,887 million at December 31, 2014.

The components of earnings from equity accounted investments for the years ended December 31, 2014 and 2013 are presented as follows:

(US$ Millions) Year ended Dec. 31,	2014	2013
Joint ventures	$359	$334
Associates	1,007	501
Share of net earnings from equity accounted investments	$1,366	$835

Income tax expense increased to $1,176 million for the year ended December 31, 2014 compared with $501 million during the same period in the prior year. The increase is mostly attributable to a change in state tax legislation which was substantively enacted during the first quarter of 2014 and resulted in an increase in our effective tax rate applicable to earnings from certain subsidiaries in the impacted jurisdictions, and higher pre-tax income for the reasons noted above.

Net income attributable to non-controlling interests of others in operating subsidiaries and properties declined by $170 million as a result of our acquisition of the remaining common shares of BPO which we did not previously own. This acquisition reduced the weighted average non-controlling interests’ share of net income from BPO to 13% from 51% for the year ended December 31, 2014. This decrease was offset by higher net income for both periods compared to the prior year as discussed above.

2013 compared to 2012

For the year ended December 31, 2013, we reported net income of $1,763 million, of which $907 million is attributable to Unitholders. This compares to net income of $2,640 million, of which $1,476 million is attributable to Unitholders in 2012. Net income attributable to Unitholders decreased during the year ended December 31, 2013 mainly due to lower comparative valuation gains on our consolidated and equity accounted investments and properties.

Commercial property revenue increased by $52 million in 2013 compared to 2012. This increase was primarily due to acquisitions of multifamily assets and the creation of our industrial platform with portfolio acquisitions in December 2012 and June and December 2013. Revenue in our office segment declined by $22 million primarily as a result of a major expiry at Brookfield Place New York in the fourth quarter of 2013 and the reclassification of certain Australian assets to participating loan interests following our Spin-off in April 2013, which was offset by property acquisitions in the United States and the United Kingdom.

Hospitality revenue in 2013 increased by $425 million compared to 2012 as a result of the inclusion of a full year of operating results of the Paradise Island Holdings Limited (“Atlantis”) in the Bahamas, which was acquired in April 2012.

Compared to 2012, investment and other revenue increased by $42 million in 2013, driven by a gain from the completion of an industrial development and a gain recognized from a loan modification in our office segment. This increase was offset by lower dividends from our investment in Canary Wharf (2013 – $14 million, 2012 – $40 million) and lower interest income in 2013 compared 2012, as a result of the pay-off on a note receivable from Brookfield Residential Properties Inc. in the fourth quarter of 2012.

Direct commercial property expense increased by $15 million in 2013 compared to 2012. The increase was primarily due to operating expenses associated with property acquisitions within our office sector during the year, as well as a full year of operating results of Brookfield Place Perth. Direct hospitality expense increased by $319 million in 2013 compared to 2012 as a result of the inclusion of a full year of operating results following the acquisition of the Atlantis in April 2012.

Interest expense increased by $68 million in 2013 compared to 2012 primarily due to interest expense associated with the acquisitions of multifamily and industrial assets. Offsetting this increase, our office segment recorded a decrease in interest expense primarily related to refinancing activity and lower interest rates on asset-level debt of assets acquired compared to assets sold, which was offset by property acquisitions in the United States and the United Kingdom. Our retail segment also saw a decline as a result of asset dispositions and lower interest rates on our Brazilian mall portfolio. In addition, we recorded an increase of $56 million of corporate-level interest expense on our credit facilities, capital securities and preferred shares.

Administration and other expense increased by $167 million in 2013 compared to 2012 primarily as a result of incremental expense associated with the Spin-off of BPY, including management fees, which contributed $93 million of the total increase. The remaining increase primarily relates to a contingent payment due to litigation against one of our subsidiaries associated with a defaulted loan in our office segment, as well as transaction costs incurred as a result of property acquisitions in the office and industrial segments.

We recorded $870 million of fair value gains in 2013 compared to $1,227 million in the prior year. This was primarily driven by our office segment which recorded $806 million of fair value gains. In addition, we recorded $65 million of fair value gains in our retail segment related to our Brazilian retail malls as a result of changes to leasing assumptions and the impact of capital expenditures and fair value gains on our GGP warrants. We also recorded a gain of $181 million in our industrial segment, primarily related to the recognition of the favorable purchase price of our U.S. industrial portfolio. This was offset by $182 million of fair value losses primarily related to our consolidated hotel properties.

Our share of net earnings from equity accounted investments was $835 million in 2013 compared to $1,235 million in 2012. Our retail segment recorded $488 million of net earnings from equity accounted investments, which was driven by operating income and fair valuation gains on our interest in GGP. These gains were largely attributable to an increase in the valuation of Ala Moana Center and other redevelopment projects, which was partially offset by an impairment of embedded goodwill. In the fourth quarter of 2013, management reviewed the operating performance and financial condition of GGP, including the status of the redevelopment projects, to which a portion of the embedded goodwill was ascribed on BPY’s initial investment in GGP. Management determined that, based on the fair value gains recorded during 2013, a portion of the carrying value of the embedded goodwill ascribed to these redevelopment properties was realized and management accordingly recognized an impairment loss of $249 million. Net earnings from equity accounted investments in our office segment during the period were primarily attributable to operating income from our equity accounted investments in the U.S. and Australia, as well as from 125 Old Broad Street in London prior to its consolidation in the fourth quarter of 2013 upon our acquisition of the remaining 50% interest in the asset. The remaining increase was primarily driven by increased values on our equity accounted industrial portfolio.

Income tax expense increased by $12 million in 2013 compared to 2012 as a result of $218 million of income tax expense at the corporate-level following the Spin-off, which was largely offset by reduced income tax expense across our operating segments as a result of lower income before income taxes.

Net income attributable to non-controlling interest of others in operating subsidiaries and properties decreased by $308 million in 2013 compared to 2012 as a result of higher net income in the prior year for the reasons noted above.

NON-IFRS MEASURES

As described in the “Performance Measures” section on page 46, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

Commercial property NOI increased to $1,740 million for the year ended December 31, 2014 compared with $1,706 million during 2013. The increase was primarily driven by new acquisitions across our portfolio offset by the major expiry at Brookfield Place New York in the fourth quarter of 2013.

Hospitality NOI decreased to $192 million for the year ended December 31, 2014 compared to $211 million during the same period in the prior year following the deconsolidation of hotel assets in Australia and the sale of the One&Only Ocean Club, offset by an increase of NOI at Atlantis and Hard Rock Hotel and Casino.

The following table reconciles NOI to net income for the years ended December 31, 2014, 2013, and 2012:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Commercial property revenue	$3,038	$2,910	$2,858
Direct commercial property expense	(1,298)	(1,204)	(1,189)
Commercial property NOI	1,740	1,706	1,669
Hospitality revenue	983	1,168	743
Direct hospitality expense	(791)	(957)	(638)
Hospitality NOI	192	211	105
Total NOI	1,932	1,917	1,774
Investment and other revenue	352	209	167
Interest expense	(1,258)	(1,088)	(1,020)
Depreciation and amortization	(148)	(162)	(104)
Administration and other expenses	(404)	(317)	(150)
Fair value gains, net	3,756	870	1,227
Share of net earnings from equity accounted investments	1,366	835	1,235
Income before income taxes	5,596	2,264	3,129
Income tax expense	(1,176)	(501)	(489)
Net income	4,420	1,763	2,640
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	686	856	1,164
Net income attributable to Unitholders	$3,734	$907	$1,476

FFO increased to $714 million for the year ended December 31, 2014 compared with $582 million during 2013. The increase was driven by the increased ownership of both GGP and BPO in 2013 and 2014, respectively. The increase also reflects a gain realized on a debt investment in Colonial in the second quarter and a gain on extinguishment of debt in our retail portfolio, as well as a fee recognized in connection with the disposition of Heritage Plaza and development gains in our industrial portfolio. This increase was partially offset by higher interest expense as a result of higher corporate-level debt, primarily as a result of the acquisition of BPO, and higher property debt levels as a result of acquisition and refinancing activity during the year.

The following table reconciles net income to FFO for the years ended December 31, 2014, 2013, and 2012:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Net income	$4,420	$1,763	$2,640
Add (deduct):
Fair value gains, net	(3,756)	(870)	(1,227)
Share of equity accounted fair value gains, net	(809)	(400)	(808)
Depreciation and amortization of real-estate assets	112	124	49
Income tax expense	1,176	501	489
Non-controlling interests in above items	(429)	(536)	(512)
FFO	$714	$582	$631

Summary Statement of Financial Position and Key Metrics

(US$ Millions, except per unit information)	Dec. 31, 2014	Dec. 31, 2013
Investment properties:
Commercial properties	$37,789	$31,679
Commercial developments	3,352	2,474
Equity accounted investments	10,356	9,281
Hotel operating assets	2,478	2,432
Assets held for sale	2,241	―
Cash and cash equivalents	1,282	1,368
Total assets	65,575	52,446
Debt obligations	27,006	21,640
Liabilities associated with assets held for sale	1,221	―
Total equity	28,299	24,990
Equity attributable to Unitholders	$20,208	$13,624
Equity attributable to Unitholders per unit	$28.35	$25.23

As of December 31, 2014, we had $65,575 million in total assets, compared with $52,446 million at December 31, 2013. This $13,129 million increase is primarily due to an increase of $6,110 million in commercial properties which was primarily attributable to the acquisitions of the CARS portfolio, office parks in India, a 4,000-unit multifamily portfolio located in New York City, office properties in São Paulo and London, and additional interests in KPMG Tower in Sydney and Five Manhattan West in Midtown Manhattan, as well as the recognition of valuation gains and capital spend on our assets. This was offset by the reclassification of certain office and multifamily properties to assets held for sale, dispositions of our Mexican industrial portfolio, and office assets in London, Houston and Denver, as well as the negative impact of foreign exchange.

The following table presents the changes in commercial properties from December 31, 2013 to December 31, 2014:

(US$ Millions)	Dec. 31, 2014
Commercial properties, beginning of year	$31,679
Acquisitions	8,080
Capital expenditures	821
Dispositions	(2,512)
Fair value gains, net	2,781
Reclassifications to assets held for sale	(2,173)
Foreign currency translation	(1,026)
Other changes	139
Commercial properties, end of year	$37,789

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $3,352 million at December 31, 2014, an increase of $878 million from the balance at December 31, 2013. The increase is primarily attributable to capital expenditures and the recognition of valuation gains, primarily at our Manhattan West, Brookfield Place Calgary and Brookfield Place Perth Tower 2 developments, offset by the negative impact of foreign exchange.

During the fourth quarter of 2014, our partnership reclassified office properties, which include 1250 Connecticut Avenue, 650 Massachusetts, 77 K Street, 799 9th Street, 1400 K Street, 1200 K Street, Bethesda Crescent, Victor Building, all of which are located in Washington, D.C., Metropolitan Park East & West in Seattle and 151 Yonge in Toronto, as well as a multifamily portfolio of assets in Virginia and Maryland, to assets held for sale as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Equity accounted investments, which includes our investments in GGP, Rouse and other income producing property, increased by $1,075 million since December 31, 2013 as a result of our share of net income from such investments, including valuation gains on our U.S. retail portfolio, acquisitions, including the Diplomat Resort and Spa (“Diplomat”) and the inclusion of Republic Plaza which was deconsolidated as a result of a sale of a 50% interest in the property and is now accounted for under the equity method. In addition, this increase also reflects the $249 million impairment reversal discussed above. These increases were offset in part by dividends received from GGP and Rouse during the period and the consolidation of Five Manhattan West following the acquisition of additional interests. Subsequent to the acquisition of additional interests in Five Manhattan West, the property is no longer accounted for as an investment in joint venture under the equity method of accounting.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Dec. 31, 2014
Equity accounted investments, beginning of year	$9,281
Additions, net of disposals	275
Share of net income	1,366
Distributions received	(549)
Foreign exchange	(44)
Other	27
Equity accounted investments, end of year	$10,356

To fund the increase in total assets, our debt obligations increased to $27,006 million as at December 31, 2014 from $21,640 million as at December 31, 2013. Contributing to this increase was a new $1,500 million acquisition facility and a $1,000 million credit facility put in place in March 2014 to fund the acquisition of the remaining BPO common shares that were previously not owned by our partnership. These facilities, collectively, replaced our existing bilateral credit facilities. At December 31, 2014, the balance drawn on all of our credit facilities was $2,141 million compared with $496 million at December 31, 2013. In addition, we had drawn $570 million on a $1,000 million credit facility with Brookfield Asset Management at December 31, 2014.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Corporate borrowings	$3,881	$1,159
Non-recourse borrowings:
Property-specific borrowings	22,569	19,828
Subsidiary borrowings	556	653
Total debt obligations	27,006	21,640
Current	3,127	5,120
Non-current	23,879	16,520
Total debt obligations	$27,006	$21,640

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Dec. 31, 2014	Dec. 31, 2013
Total equity	$28,299	$24,990
Less:
Non-controlling interests	8,091	11,366
Equity attributable to Unitholders	20,208	13,624
Total units outstanding	712,743,649	540,070,228
Equity attributable to Unitholders per unit	$28.35	$25.23

Equity attributable to Unitholders was $20,208 million at December 31, 2014, an increase of $6,584 million from the balance at December 31, 2013. The increase was primarily a result of the issuance of LP Units and Exchange LP Units to acquire additional interests in BPO. At December 31, 2014, we had a total of 712,743,649 units issued and outstanding compared with 540,070,228 units at December 31, 2013.

Equity attributable to Unitholders per unit was $28.35 at December 31, 2014, an increase of $3.12 from December 31, 2013. The increase was primarily the result of additional investments made and fair value gains recognized since year-end. The increase was partially offset by the issuance of partnership units below carrying value to acquire additional interests in BPO.

Non-controlling interests was $8,091 million at December 31, 2014, a decrease of $3,275 million from the balance at December 31, 2013. The decrease was primarily a result of the acquisition of additional interests in BPO, in which our voting interest increased from 51% to 100%, which was partially offset by new acquisitions during the period.

SUMMARY OF QUARTERLY RESULTS

	2014				2013
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$1,063	$1,040	$1,215	$1,055	$1,021	$1,048	$1,086	$1,132
Direct operating costs	524	505	533	527	525	524	555	557
Net income	1,595	1,043	1,289	493	326	383	478	576
Net income attributable to Unitholders(1)	1,492	978	892	372	190	235	153	329
Net income attributable to Unitholders per unit – basic(2)	$2.09	$1.37	$1.31	$0.67	$0.37	$0.50	$0.54	―
Net income attributable to Unitholders per unit – diluted(2)	$1.97	$1.33	$1.30	$0.67	$0.37	$0.50	$0.54	―

(1)	Net income attributable to Unitholders in Q1 2013 is attributable to Brookfield Asset Management. For Q2 2013, $(97) million of net income attributable to Unitholders is attributable to Brookfield Asset Management for the period prior to the date of the Spin-off.

(2)	Net income attributable to Unitholders per unit has been presented effective for the period from the date of the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the Unitholders. In addition, for Q2 2013, net income attributable to Unitholders per unit is calculated exclusive of $(97) million of net income attributable to Brookfield Asset Management prior to the date of the Spin-off.

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as new leases and renewals at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. Our hotel assets generally have stronger performance in the winter and spring months compared to the summer and fall months. Our net income fluctuates largely due to fair value gains and losses in each given period.

The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off are reflected prospectively from the date of the Spin-off on April 15, 2013 and accordingly have not been reflected in the results of operations of our partnership, as such items were in fact not created or modified prior thereto. As a result, results from periods prior the Spin-off are not comparable to results after the Spin-off.

SEGMENT PERFORMANCE

Our operations are organized into seven operating segments, including our corporate activities. For purposes of this MD&A, we have combined the Industrial, Multifamily, Hotels and Triple Net Lease results since a majority of these assets were acquired recently and would not be meaningful on a stand-alone basis. The following table presents FFO by segment for comparison purposes:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Office	$546	$376	$409
Retail	460	308	260
Industrial, Multifamily, Hotels and Triple Net Lease	57	45	3
Corporate	(349)	(147)	(41)
FFO	$714	$582	$631

The following table presents equity attributable to Unitholders by segment as of December 31, 2014 and 2013:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Office	$16,003	$7,910
Retail	9,171	7,704
Industrial, Multifamily, Hotels and Triple Net Lease	1,590	925
Corporate	(6,556)	(2,915)
Equity attributable to Unitholders	$20,208	$13,624

Office

Our office segment consists of interests in 244 office properties totaling 112 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, Houston, Calgary, and Perth, among others. The following table presents FFO and net income attributable to Unitholders in our office segment for the years ended December 31, 2014, 2013, and 2012:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
FFO	$546	$376	$409
Net income attributable to Unitholders	2,948	787	774

FFO from our office segment was $546 million for the year ended December 31, 2014 as compared to $376 million in 2013. The increase was primarily the result of our increased ownership in BPO, which was 87% on a weighted average basis for 2014, compared to 49% for 2013. In addition, we recognized a $43 million realized net gain on our investment in Colonial and a fee in connection with the disposition of Heritage Plaza in Houston in the first quarter of 2014. During 2013, we also recorded an accrual of a contingent payment related to a litigation settlement. These increases were partially offset by a major expiry at Brookfield Place New York in October 2013 and the negative impact of foreign exchange. In addition, we received a $14 million dividend from our investment in Canary Wharf in 2013.

Compared to 2012, FFO declined to $376 million in 2013 from $409 million. This decrease was primarily the result of the major expiry at Brookfield Place New York noted above, which reduced FFO by $21 million during the fourth quarter of 2013, as well as a $40 million dividend from our investment in Canary Wharf in 2012, compared to $14 million in 2013.

Net income attributable to Unitholders for 2014 was $2,948 million compared to $787 million in 2013. The increase of $2,161 million was the result of our increased ownership in BPO and higher fair value gains across our office portfolio, particularly in New York City. In addition, we also recorded fair value gains on our investment in Canary Wharf as a result of the continued recovery in the London office market. This increase was partially offset by higher income tax expense in the current year as a result of higher taxable income and an increase in deferred tax liability as a result of a change in state tax legislation that resulted in an increase of our effective tax rate applicable to future earnings from certain subsidiaries in the impacted jurisdictions.

Net income attributable to Unitholders increased by $13 million from $774 million in 2012 to $787 million in 2013. This increase was primarily the result of lower income taxes on our office portfolio, offset by lower valuation gains in 2013, as compared to 2012, and lower taxable income, as discussed above.

The following table presents key operating metrics for our office portfolio as at December 31, 2014 and 2013 and for the years ended December 31, 2014 and 2013:

As at and for the year ended Dec. 31,	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2014	2013	2014	2013
Total portfolio:
NOI(1)	$1,380	$1,431	$161	$116
Number of properties	211	135	33	29
Leasable square feet (in thousands)	78,068	65,160	15,747	13,880
Occupancy	88.0%	88.0%	81.0%	88.1%
In-place net rents (per square foot) (2)(3)	$27.76	$26.91	$33.10	$37.78
Same property:
NOI(3)	$1,101	$1,184	$149	$93
Number of properties	81	81	9	9
Leasable square feet (in thousands)	53,538	53,464	7,530	7,534
Occupancy	92.9%	89.2%	95.7%	95.7%
In-place net rents (per square foot)(3)	$28.20	$27.71	$48.68	$47.91
(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property.
(2)	Excludes portfolio of office parks in India acquired in the fourth quarter of 2014.
(3)	Presented using normalized foreign exchange rates, using the December 31, 2014 exchange rate.

Same-property NOI for our consolidated properties for the year ended December 31, 2014 compared with the prior year decreased by $83 million to $1,101 million. This decrease was primarily the result of a major expiry at Brookfield Place New York in October 2013. Significant leasing progress on this space has been made and large leases have been executed in the current year, which will contribute rental revenue in 2015 and 2016. This vacancy was partially offset by higher same-property NOI at our other U.S. and U.K. properties due to increased occupancy and in-place net rents.

NOI from our consolidated properties decreased to $1,380 million in 2014 from $1,431 million in 2013. This decrease was due to a major expiry noted above and the disposition of mature, non-core properties in London, Denver, Houston, Washington, D.C., and New Zealand during the period. In 2014, we acquired 85 consolidated properties comprised of 16.9 million leasable square feet which was primarily suburban office space that did not contribute meaningfully to NOI.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased by $45 million to $161 million in the year ended December 31, 2014, compared to $116 million in the prior year. This increase reflects our additional interests in BPO following the acquisition of BPO, as well as higher rental income as a result of higher occupancy levels and rental rates at these properties.

The following table presents certain key operating metrics related to leasing activity in our office segment:

	Total portfolio year-to-date
(US$ millions, except where noted)	Dec. 31, 2014	Dec. 31, 2013
Leasing activity (in thousands of square feet)
New leases	7,004	5,026
Renewal leases	3,814	4,044
Total leasing activity	10,818	9,070
Average term (in years)	7.6	7.3
Year-one leasing net rents (per square foot)(1)	$31.05	$26.32
Average leasing net rents (per square foot) (1)	34.43	28.94
Expiring net rents (per square foot) (1)	25.74	27.55
Estimated market net rents for similar space(1)	35.57	33.24
Tenant improvements and leasing costs (per square foot)	$73.14	$42.99

(1) Presented using normalized foreign exchange rates, using the December 31, 2014 exchange rate.

For the year ended December 31, 2014, we leased over 10.8 million square feet at average in-place net rents approximately 34% higher than expiring net rents. Approximately 65% of our leasing activity represented new leases. Our overall office portfolio’s in-place net rents are currently 21% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years, as we sign new leases. For year ended December 31, 2014, tenant improvements and leasing costs related to leasing activity were $73.14 per square foot, compared to $42.99 per square foot for in the prior year. This increase was due to a high percentage of leasing activity associated with new leases that were concentrated in New York City where leasing costs tend to be higher.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

The following table presents our fair value gains from consolidated and unconsolidated investments attributable to our office segment:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Fair value gains:
Consolidated investments	$3,065	$806	$1,068
Unconsolidated investments(1)	174	190	59
Total fair value gains	$3,239	$996	$1,127

(1) Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We recorded $3,239 million fair value gains in 2014 compared to $996 million in 2013. This increase was primarily due to fair value gains in our U.S. and U.K. office portfolios, as a result of discount and capitalization rate compression reflecting the improvements in the office markets in these regions, and leasing changes, based on leases signed during the year. Also contributing to this increase were fair value gains on our investment in Canary Wharf, reflecting continued improvements in the London office market.

In 2012, we recorded $1,127 million of fair value gains, compared to $996 million in 2013, as we recorded higher fair value gains on our Canadian office portfolio in 2012 compared to 2013. This was offset by higher fair value gains on the U.S. and U.K. portfolios in 2013.

The key valuation metrics for commercial properties in our office segment are as follows:

	Dec. 31, 2014			Dec. 31, 2013
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties(1):
United States	7.1%	5.9%	10	7.5%	6.3%	11
Canada	6.3%	5.6%	11	6.4%	5.7%	11
Australia	8.3%	6.8%	10	8.4%	7.2%	10
Europe	6.8%	5.1%	10	6.7%	5.3%	10
Brazil(2)	8.5%	7.5%	10	n/a	n/a	n/a
Unconsolidated properties:
United States	6.4%	5.4%	9	6.6%	5.9%	9
Australia	8.3%	7.0%	10	8.7%	7.3%	10

(1) Excludes valuation metrics related to Candor Office Parks.

(2) In September 2014, we acquired a 51% interest in an office property in São Paulo, Brazil.

The following table provides an overview of the financial position of our office segment as at December 31, 2014 and 2013:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Investment properties:
Commercial properties	$28,531	$26,767
Commercial developments	2,640	1,841
Equity accounted investments	2,061	2,135
Participating loan interests	609	747
Investment in Canary Wharf	1,265	1,027
Accounts receivable and other	1,216	1,426
Cash and cash equivalents	620	782
Assets held for sale	1,676	―
Total assets	38,618	34,725
Less:
Debt obligations	14,402	14,733
Capital securities – fund subsidiaries	643	491
Accounts payable and other liabilities	3,040	2,285
Liabilities associated with assets held for sale	825	―
Non-controlling interests of others in operating subsidiaries and properties	3,705	9,306
Equity attributable to Unitholders	$16,003	$7,910

Equity attributable to Unitholders increased by $8,093 million to $16,003 million at December 31, 2014 from $7,910 million at December 31, 2013. The increase was primarily the result of the acquisition of the BPO common shares not previously owned by our partnership. The acquisition of this interest amounted to $4,568 million and was paid for through a combination of the issuance of approximately 160 million LP Units and Exchange LP Units for $3,030 million and cash consideration of $1,538 million and resulted in the reduction in non-controlling interests. In addition, certain Canadian BPO shareholders had their shares redeemed directly by BPO. BPO acquired 22.5 million of these common shares for consideration of $195 million in cash and 12.9 million Exchange LP Units valued at $263 million. These shares were subsequently cancelled. The remaining increase in equity was a result of valuation gains recorded in the current year, partially offset by the negative impact of foreign currency translation.

Commercial properties totaled $28,531 million at December 31, 2014, compared to $26,767 million at December 31, 2013. This increase reflects fair value gains and capital expenditures during the year, as well as acquisitions of assets in Sydney, New York and London, offset by the reclassification of certain assets to assets held for sale, as discussed above, and the disposition of assets in Denver, Houston and London.

Commercial developments increased by $799 million between December 31, 2013 and December 31, 2014 as a result of capital expenditures and the recognition of valuation gains, offset by the negative impact of foreign exchange. Expenditures primarily related to our active developments, including Manhattan West in New York, Bay Adelaide Centre East in Toronto, and Brookfield Places in Calgary and Perth, as well as Principal Place in London and the Giroflex towers in São Paulo. In addition, we recorded increased associated borrowing costs.

The following table summarizes the scope and progress of active developments in our office segment as of December 31, 2014:

	Square feet			Cost				Construction Loan
(Millions, except where noted)	under construction (in 000’s)	Expected date of cash stabilization	Percent pre- leased	Total(1)		To- date		Total		Drawn
Active developments:
Manhattan West (platform), New York(2)	―	―	―		$680		$639		$340		$276
Manhattan West (residential), New York	586	Q4 2018	―		$520		$20		$479	$	―
Brookfield Place Tower 2, Perth	366	Q1 2016	52%	A$	338	A$	184	A$	240	A$	92
1 London Wall Place, London(3)	505	Q3 2019	61%		£192		£65		£137	£	―
Bay Adelaide East, Toronto	980	Q2 2017	69%	C$	463	C$	335	C$	350	C$	163
Giroflex, São Paulo	681	Q1 2018	―	R$	642	R$	530	R$	462	R$	245
Brookfield Place East Tower, Calgary	1,400	Q3 2018	71%	C$	799	C$	204	C$	575	C$	―
Principal Place (commercial), London	621	Q4 2019	69%		£379		£89	£	―	£	―
	5,139

(1)	Net of NOI earned during stabilization.
(2)	Represents the platform upon which the five million square foot Manhattan West development will be constructed.
(3)	Cost and construction loan information is presented on a proportionate basis at our 50% ownership in this development.

The following table presents changes in our partnership’s equity accounted investments in the office segment from December 31, 2013 to December 31, 2014:

(US$ Millions)	Dec. 31, 2014
Equity accounted investments, beginning of year	$2,135
Additions, net of disposals	(11)
Share of net income	271
Distributions received	(294)
Foreign exchange	(34)
Other	(6)
Equity accounted investments, end of year	$2,061

Equity accounted investments decreased by $74 million to $2,061 million at December 31, 2014 compared to prior year-end. The decrease reflects distributions of $294 million primarily related to the refinancing of the Grace Building in New York in the current year, and the consolidation of Five Manhattan West following the acquisition of additional interests in the property in the first quarter of 2014. This was partially offset by the addition to equity accounted investments of Republic Plaza in Denver following the disposition of a 50% interest in the second quarter of 2014.

Our investment in Canary Wharf increased by $238 million as a result of fair value gains of $319 million recognized during the year, offset by a weakening of the British Pound against the U.S. Dollar.

At December 31, 2014, we classified 1250 Connecticut Avenue, 650 Massachusetts Avenue, 77 K Street, 799 9th Street, 1400 K Street, 1200 K Street, Bethesda Crescent and the Victor Building in Washington, D.C., as well as Metropolitan Park East & West in Seattle and 151 Yonge in Toronto, to assets held for sale as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations decreased from $14,733 million at December 31, 2013 to $14,402 million at December 31, 2014. This decrease is the result of the reclassification of certain assets and associated property-level debt to assets held for sale, the impact of foreign exchange, and the repayment of debt obligations as a result of dispositions of mature, non-core assets. This decrease was partially offset by the addition of property-level debt related to asset acquisitions in São Paulo, London, Sydney, and New York and upfinancings of U.S. and Australian properties and drawdowns on construction facilities for our active developments.

We also had $643 million of capital securities – fund subsidiaries outstanding at December 31, 2014 (December 31, 2013 – $491 million). Capital securities – fund subsidiaries represent the equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by our co-investors in the fund, which have been classified as a liability, rather than as non-controlling interests, as the holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023 and on every fifth anniversary thereafter.

Reconciliation of Non-IFRS Measures – Office

The key components of NOI in our office segment are presented below:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Commercial property revenue	$2,504	$2,463	$2,485
Direct commercial property expense	(1,124)	(1,032)	(1,016)
Total NOI	$1,380	$1,431	$1,469

NOI to net income:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Same-property NOI	$1,009	$1,097	$1,116
Currency variance	―	28	45
NOI related to acquisitions and dispositions	336	263	278
NOI from opportunistic assets	35	43	30
Total NOI	1,380	1,431	1,469
Investment and other revenue	257	158	154
Interest expense	(686)	(670)	(719)
Depreciation and amortization on non-real estate assets	(18)	(20)	(20)
Administration and other expense	(160)	(161)	(133)
Fair value gains, net	3,065	806	1,068
Share of net earnings from equity accounted investments	271	295	210
Income before income taxes	4,109	1,839	2,029
Income tax expense	(645)	(207)	(270)
Net income	3,464	1,632	1,759
Net income attributable to non-controlling interests	516	845	985
Net income attributable to Unitholders	$2,948	$787	$774

Net income to FFO:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Net income	$3,464	$1,632	$1,759
Add (deduct):
Fair value gains, net	(3,065)	(806)	(1,068)
Share of equity accounted fair value gains, net	(174)	(190)	(59)
Income tax expense	645	207	270
Non-controlling interests in above items	(324)	(467)	(493)
FFO	$546	$376	$409

Retail

Our retail segment consists of 164 regional malls containing 154 million square feet in the United States and Brazil; a substantial portion of our retail properties are held through our 29% interest in GGP (33% on a fully-diluted basis, assuming all outstanding warrants are exercised) and our 34% interest in Rouse.

The following table presents FFO and net income attributable to Unitholders in our retail segment for the years ended December 31, 2014, 2013, and 2012:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
FFO	$460	$308	$260
Net income attributable to Unitholders	1,566	467	799

FFO earned in our retail platform for the year ended December 31, 2014 was $460 million compared to $308 million in the prior year. This increase is primarily the result of an increase in our ownership of GGP to 29% on a weighted average basis in the current year compared to 23% in 2013. In addition, FFO increased as a result of positive same property sales and higher lease spreads, and income from our investment in CXTD in 2014. This increase was partially offset by the disposition of our remaining Australian retail asset in the fourth quarter of 2014, as well as the weakening of the Australian Dollar and Brazilian Real against the U.S. Dollar from the prior year.

The increase in FFO from $260 million in 2012 to $308 million in 2013 was primarily the result of higher equity accounted income from our investment in GGP, as a result of improved operating results at GGP. Same property NOI at GGP increased by 6.0% year-over-year and GGP benefited from interest expense savings as a result of refinancing activity across its portfolio.

Net income attributable to Unitholders increased by $1,099 million to $1,566 million in 2014 compared to $467 million in 2013. This increase was the result of fair value gains on the Class A malls in the GGP portfolio as a result of positive leasing spreads and tightening discount and capitalization rates owing to the strengthening market for these high-quality malls, as well as the reversal of $249 million of impairment losses on our investment in GGP, as described above. In addition, we recorded fair value gains on the GGP warrants we own, reflecting the 40% increase of GGP’s public share price during 2014.

Net income attributable to Unitholders decreased by $332 million to $467 million in 2013 compared to $799 million in 2012. This decrease was primarily the result of an impairment of our investment in GGP taken in 2013 as described in the “Consolidated Performance and Analysis” section above.

The following table presents key operating metrics in our retail portfolio as at December 31, 2014 and 2013 and for the year ended December 31, 2014 and 2013:

As at and for the year ended Dec. 31,	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2014	2013	2014	2013
NOI:
Total portfolio(1)	$109	$106	$729	$583
Same property(2)	92	86	550	526
Total portfolio:
Number of malls	7	9	157	154
Leasable square feet (in thousands)(3)	2,640	3,786	151,631	148,817
Occupancy	95.2%	96.8%	95.8%	95.9%
In-place net rents (per square foot)(2)	$43.45	$32.62	$55.16	$54.37
Tenant sales (per square foot)(2)	$650	$658	$526	$522
(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the investments.
(2)	Presented using normalized foreign exchange rates, using the December 31, 2014 exchange rate.
(3)	The unconsolidated properties do not include 1.1 million square feet of urban retail space at December 31, 2014 (December 31, 2013 – nil).

NOI on consolidated properties increased by $3 million year-over-year to $109 million in 2014 due to higher income in our Brazilian portfolio as a result of rental step-ups, which was offset by the disposition of properties in Australia and Brazil in the fourth quarter of 2014 and foreign exchange losses. NOI on unconsolidated properties, which is presented on a proportionate basis, increased to $729 million, from $583 million in the prior year, reflecting the increase in our ownership of GGP. On a same-property basis, NOI on unconsolidated properties increased to $550 million from $526 million due to favorable lease spreads in the United States.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases with commencement dates in 2014 and 2015 compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total portfolio year-to-date
(US$ Millions, except where noted)	Dec. 31, 2014	Dec. 31,2013
Number of leases	2,681	2,684
Leasing activity (in thousands of square feet)	7,795	8,358
Average term in years	6.2	5.5
Initial rent (per square foot)(1)	$58.58	$56.72
Expiring rent (per square foot)(2)	50.84	50.94
Initial rent spread	7.74	5.78
% Change	15.2%	11.3%
Tenant allowances and leasing costs	$152	$169

(1) Represents initial rent over the term consisting of base minimum rent and common area costs.

(2) Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

For the year ended December 31, 2014, we leased approximately 7.8 million square feet at initial rents approximately 15.2% higher than expiring net rents on a suite-to-suite basis. Additionally, for the year ended December 31, 2014 tenant allowances and leasing costs related to leasing activity was $152 million compared to $169 million in the prior year.

Our retail portfolio occupancy rate at December 31, 2014 was 95.8%, down 10 basis from points from the occupancy rates at December 31, 2013. In our retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents increased to $54.71 at December 31, 2014 from $53.15 at December 31, 2013, primarily as a result of strong leasing activity across our U.S. and Brazilian mall portfolios. At GGP, the same-store NOI increased by 4.5% during 2014 compared to the prior year and suite-to-suite lease spreads increased by 18.3% for leases commencing in 2014 compared to the prior year at December 31, 2014.

The following table presents our fair value gains from consolidated and unconsolidated investments in our retail segment:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Fair value gains:
Consolidated investments	$532	$65	$275
Unconsolidated investments(1)	575	172	735
Total fair value gains	$1,107	$237	$1,010
(1)	Fair value gains for unconsolidated properties are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We reported fair value gains of $1,107 million in our retail segment in 2014, compared to $237 million in the prior year. This increase relates to higher fair values at GGP’s malls, driven by changes in projected property-level cash flows as a result of positive leasing spreads and redevelopment activity. We also reversed a $249 million impairment loss on our investment in GGP during 2014 as a result of an increase in the share price of GGP, as mentioned above. In addition, fair value gains also reflect gains on GGP warrants, as noted above, and our investment in CXTD, as a result of increases to the underlying net asset value.

Fair value gains were $237 million in 2013, compared to $1,010 million in 2012. The decrease is attributable to the impairment on our investment in GGP, as noted above, as well as lower fair value gains in our Brazilian and U.S. mall portfolios in 2013, as compared to 2012.

The key valuation metrics of these properties in our retail segment are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Dec. 31, 2014			Dec. 31, 2013
	Discount Rate	Terminal capitalization rate	Investment horizon	Discount Rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
Brazil	9.2%	7.1%	10	9.0%	7.2%	10
Australia(1)	n/a	n/a	n/a	10.3%	9.5%	10
Unconsolidated properties:
United States	7.4%	5.8%	10	7.6%	5.8%	10

(1) The remaining Australian retail asset was sold in December 2014.

Equity attributable to Unitholders in the retail segment increased by $1,467 million between December 31, 2013 and December 31, 2014 due to the net income attributable to Unitholders discussed above and our $157 million net investment in CXTD during 2014, which was partially offset by dividends received from our investments in GGP and Rouse during the period.

The following table presents an overview of the financial position of our retail segment as at December 31, 2014 and 2013:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Investment properties	$1,496	$1,903
Equity accounted investments	7,295	6,443
GGP warrants	1,394	868
Accounts receivable and other	778	204
Cash and cash equivalents	60	74
Total assets	11,023	9,492
Less:
Debt obligations	513	694
Accounts payable and other liabilities	155	154
Non-controlling interests of others in operating subsidiaries and properties	1,184	940
Total equity attributable to Unitholders	$9,171	$7,704

Investment properties totaled $1,496 million at December 31, 2014, a decrease of $407 million from the prior year-end. The decrease was a result of asset dispositions in Brazil and Australia, the reduction of foreign exchange rates against the U.S. Dollar and valuation losses on our Brazilian portfolio.

Equity accounted investments increased by $852 million as a result of fair value gains on the U.S. mall portfolio and the reversal of the impairment of the GGP investment in 2014, as noted in the “Consolidated Performance and Analysis” section above. This increase was partially offset by dividends received from GGP and Rouse during the current period.

The following table presents a roll-forward of our partnership’s equity accounted investments for the year ended December 31, 2014:

(US$ Millions)	Dec. 31, 2014
Equity accounted investments, beginning of year	$6,443
Share of net income	1,014
Distributions received	(172)
Other	10
Equity accounted investments, end of year	$7,295

The value of GGP warrants increased as a result of the gains in GGP’s stock price during 2014 as noted above.

Debt obligations decreased by $181 million to $513 million at December 31, 2014 from $694 million at December 31, 2013 as a result of debt repayments following the disposition of properties in Australia and Brazil and lower foreign exchange rates.

Reconciliation of Non-IFRS Measures – Retail

The key components of NOI in our retail segment are presented below:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Commercial property revenue	$137	$150	$148
Direct commercial property expense	(28)	(44)	(39)
Total NOI	$109	$106	$109

NOI to net income:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Total NOI	$109	$106	$109
Investment and other revenue	46	8	12
Interest expense	(78)	(71)	(88)
Administration and other expense	(13)	(1)	(4)
Fair value gains, net	532	65	275
Share of net earnings from equity accounted investments	1,014	487	1,012
Income before income taxes	1,610	594	1,316
Income tax expense	(10)	(63)	(223)
Net income	1,600	531	1,093
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	34	64	294
Net income attributable to Unitholders	$1,566	$467	$799

Net income to FFO:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Net income	$1,600	$531	$1,093
Add (deduct):
Fair value gains, net	(532)	(65)	(275)
Share of equity accounted fair value gains, net	(575)	(172)	(735)
Income tax expense	10	63	223
Non-controlling interests in above items	(43)	(49)	(46)
FFO	$460	$308	$260

Industrial, Multifamily, Hotels and Triple Net Lease

Our industrial, multifamily, hotels and triple net lease segments are comprised of the following:

•	Over 44 million square feet of industrial space across 168 industrial properties, primarily consisting of modern logistics assets in North America and Europe, with an additional 14 million square feet currently under construction;
•	Over 27,800 multifamily units across 89 properties in the United States and Canada;
•	Eleven hotel assets with over 8,700 rooms in North America and Australia; and
•	Over 300 properties that are leased to automotive dealerships across North America on a triple net lease basis.

The following table presents NOI, FFO and net income attributable to Unitholders in our industrial, multifamily, hotels and triple net lease segments for the years ended December 31, 2014, 2013, and 2012:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
NOI	$443	$380	$184
FFO	57	45	3
Net income (loss) attributable to Unitholders	84	18	(54)

Over the past three years, we have made significant investments in industrial, multifamily, hotels and triple net lease properties. These investments are the primary driver of the improvements in NOI, FFO and net income (loss) attributable to Unitholders in each of the past three years. These investments include the following:

•	Created an industrial platform with assets in North America and Europe with the acquisitions of Verde Realty (“Verde”) in December 2012, Gazeley Limited (“Gazeley”) in June 2013 and IDI Realty (“IDI”) in October 2013,
•	The acquisition of over 24,000 value-add multifamily units, primarily in 2013 and 2014, with plans to renovate the majority of those units and benefit from positive rent spreads on the releasing of renovated units,
•	Acquired an interest in ten hotel assets, totaling approximately 4,900 rooms across North America and Australia; and
•	The acquisition of CARS, which owns the real estate for more than 300 automotive dealerships across North America and leases it on a triple net basis.

In addition to the contribution from these investments, we also benefited from improved operating results at the Atlantis, which we acquired in April 2012, and the Hard Rock Hotel & Casino, which we acquired in March 2011. The improvements at both properties were driven by higher group bookings and better revenue management and cost control measures against a backdrop of economic recovery in the overall tourism sector.

Contributing to the increase in net income attributable to Unitholders were fair value gains, particularly related to the value-add multifamily portfolio and our industrial assets in the U.S., U.K. and Germany, where we benefited from discount rate and capitalization rate compression as a result of an improved economic environment.

Offsetting some of these increases were the disposition of the One&Only Ocean Club in the Bahamas in the second quarter of 2014, as well as the disposition of select mature assets within the multifamily and industrial portfolios throughout the period. In addition, during the fourth quarter of 2014, we also disposed of our portfolio of Mexican industrial properties, which we acquired in connection with the Verde transaction.

The following table presents the contributions to fair value gains (losses) from consolidated and unconsolidated investments in our industrial, multifamily, hotels and triple net lease segments:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Fair value gains (losses):
Consolidated investments	$159	$(1)	$(112)
Unconsolidated investments(1)	60	38	14
Total fair value gains	$219	$37	$(98)
(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

The key valuation metrics of our industrial, multifamily, hotels and triple net lease properties are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Dec. 31, 2014			Dec. 31, 2013
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
Industrial	7.9%	7.3%	10	8.9%	7.7%	10
Multifamily(1)	5.4%	n/a	n/a	6.0%	n/a	n/a
Hotels	10.2%	7.4%	7	10.5%	7.6%	7
Triple Net Lease(1)	6.6%	n/a	n/a	n/a	n/a	n/a
Unconsolidated properties:
Industrial	7.2%	6.6%	10	7.8%	7.0%	10
Multifamily(1)	5.5%	n/a	n/a	5.6%	n/a	n/a
Hotels	11.3%	6.8%	5	10.6%	7.9%	5
(1)	The valuation method used to value multifamily and triple net lease properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents equity attributable to Unitholders in our industrial, multifamily, hotels and triple net lease segments:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Investment properties	$8,474	$3,642
Hotel operating assets	2,478	2,432
Equity accounted investments	958	669
Loans and notes receivable	127	113
Accounts receivable and other	768	799
Cash and cash equivalents	442	479
Assets held for sale	565	―
Total assets	13,812	8,134
Less:
Debt obligations	8,210	5,056
Accounts payable and other liabilities	545	420
Liabilities associated with assets held for sale	396	―
Non-controlling interests of others in operating subsidiaries and properties	3,071	1,733
Equity attributable to Unitholders	$1,590	$925

The increase in investment properties is primarily the result of our acquisition activity during the year, particularly the acquisition of CARS with $4,336 million of investment properties and the Manhattan multifamily portfolio with $1,045 million of investment properties in the fourth quarter of 2014. Adding to these increases were the fair value gains recorded during the year, as noted above. These increases were offset by the disposition of the Mexican industrial properties and certain mature assets in our multifamily portfolio. As of December 31, 2014, we also included a portfolio of four multifamily assets with 2,523 units in Virginia and Maryland as assets held for sale, as we expect the disposition of these assets to occur in the first quarter of 2015.

The increase in hotel operating assets was the result of fair value uplifts, primarily at the Atlantis, as a result of improvements in the underlying operating performance of the property. This increase was partially offset by the disposition of the One&Only Ocean Club during the second quarter.

Equity accounted investments increased during 2014 as a result of the acquisition of Diplomat as well as the acquisition of an additional four assets all of which are accounted for under the equity method.

Debt obligations increased due to the acquisition activity noted above, particularly related to debt on the CARS and Manhattan multifamily portfolios.

Reconciliation of Non-IFRS Measures - Industrial, Multifamily, Hotels and Triple Net Lease

NOI to net income:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Commercial property revenue	$397	$297	$212
Hospitality revenue	983	1,168	743
Direct commercial property expense	(146)	(128)	(133)
Direct hospitality expense	(791)	(957)	(638)
Total NOI	$443	$380	$184
Investment and other revenue	65	37	1
Interest expense	(263)	(215)	(137)
Administration and other expense	(93)	(58)	(1)
Depreciation and amortization	(130)	(142)	(81)
Fair value gains (losses), net	159	(1)	(112)
Share of net earnings from equity accounted investments	76	50	13
Income before income taxes	257	51	(133)
Income tax (expense)/recovery	(6)	(13)	4
Net income (loss)	251	38	(129)
Net income (loss) attributable to non-controlling interests of others in operating subsidiaries and properties	167	20	(75)
Net income (loss) attributable to Unitholders	$84	$18	$(54)

Net income to FFO:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Net income (loss)	$251	$38	$(129)
Add (deduct):
Fair value gains (losses), net	(159)	1	112
Share of equity accounted fair value gains, net	(60)	(38)	(14)
Depreciation and amortization of real estate assets	112	124	49
Income tax expense	6	13	(4)
Non-controlling interests in above items	(93)	(93)	(11)
FFO	$57	$45	$3

Corporate

Certain amounts are allocated to our corporate segment in our management reports as those activities should not be used to evaluate our segments’ operating performance. FFO was a loss of $349 million for the year ended December 31, 2014 compared to a loss of $147 million in the prior year. Interest expense for the year ended December 31, 2014 was $231 million, which is comprised of $139 million of interest expense paid on capital securities and $92 million of interest expense on our credit facilities, which were primarily drawn on to fund the acquisition of BPO. Administration and other expense for the year ended December 31, 2014 was $138 million which is comprised of $50 million of asset management fees, $50 million of equity enhancement fees and $38 million of other corporate costs.

The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Accounts receivable and other	$162	$62
Restricted cash	1,800	–
Cash and cash equivalents	160	33
Total assets	2,122	95
Debt obligations	3,881	1,157
Capital securities	3,368	1,878
Deferred tax liabilities	1,131	450
Accounts payable and other liabilities	167	138
Non-controlling interests	131	(613)
Equity attributable to Unitholders	$(6,556)	$(2,915)

The corporate balance sheet includes corporate debt and capital securities from our partnership and BPO. The increase in corporate debt obligations is primarily a result of the debt drawn to fund the cash portion of the tender offer and subsequent plan of arrangement to acquire BPO common shares. Deferred tax liabilities primarily increased as a result of future taxes related to increases in the valuation of the common shares and warrants of GGP.

On December 4, 2014, our partnership issued $1,800 million of exchangeable preferred equity securities (“Preferred Equity Units”) to Qatar Investment Authority (“QIA”). The Preferred Equity Units are exchangeable at the option of QIA into LP Units at a price of $25.70 per unit and were issued in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. After three years for the seven-year tranche and four years for the ten- and twelve-year tranches, our partnership can effectively require the holder to exchange the Preferred Equity Units into LP Units as long as the LP Units are trading at or above 125%, 130% and 135%, respectively, of the exchange price. Upon maturity, the Preferred Equity Units that remain outstanding will be redeemed in exchange for LP Units valued at the 20-day, volume-weighted average trading price at such time. Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of LP Units is less than 80% of the exchange price at maturity. QIA will have the right to designate one member to the board of directors of our partnership. At December 31, 2014, the $1,800 million of cash received from this issuance is recorded as restricted cash and allocated between capital securities ($1,535 million) and equity ($265 million) to account for QIA’s option to convert these units to LP Units.

The change in non-controlling interest is a result of our increased ownership in BPO to 100% from 49% at December 31, 2013. In addition, in connection with the BPO acquisition, Brookfield Property Split Corp. (“BOP Split”), an indirect subsidiary of our partnership, issued capital securities to certain shareholders of convertible BPO capital securities.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions, except where noted)	Shares Outstanding	Cumulative Dividend Rate	Dec. 31, 2014	Dec. 31, 2013
Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$524	$ ―
Series 2	24,000,000	6.50%	510	―
Series 3	24,000,000	6.75%	501	―
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BPO Class AAA Preferred Shares:
Series G(1)	3,350,000	5.25%	85	110
Series H(1)	7,000,000	5.75%	150	188
Series J(1)	7,000,000	5.00%	150	188
Series K(1)	4,980,000	5.20%	107	142
BOP Split Senior Preferred Shares:
Series 1	1,000,000	5.25%	25	―
Series 2	1,000,000	5.75%	22	―
Series 3	1,000,000	5.00%	22	―
Series 4	1,000,000	5.20%	22	―
Total capital securities – corporate			$3,368	$1,878

Current			$476	$188
Non-current			2,892	1,690
Total capital securities – corporate			$3,368	$1,878

(1)	BPY and its subsidiaries own 1,050,000, 1,000,000, 1,000,000 and 1,020,000 shares of Series G, Series H, Series J and Series K capital securities, respectively, which has been reflected as a reduction in outstanding shares of each series of the BPO Class AAA Preferred Shares.

In addition, as at December 31, 2014, we had $25 million of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of Non-IFRS Measures – Corporate

Net income to FFO:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Net income (loss)	$(895)	$(438)	$(83)
Add (deduct):
Fair value losses, net	―	―	4
Income tax expense	515	218	―
Non-controlling interests in above items	31	73	38
FFO	$(349)	$(147)	$(41)

PART III – RISKS AND UNCERTAINTIES

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

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

Substantially all of our properties are located in North America, Europe and Australia, with a growing presence in Brazil, China and India. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

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

As owners of office, retail, and industrial properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled “Item 3.D. Key Information - Risk Factors” in our December 31, 2014 annual report on Form 20-F.

CREDIT RISK

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.2% of our office segment tenant base and, as at December 31, 2014, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our office portfolio and their respective credit ratings and exposure as at December 31, 2014:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	8.2%
CIBC World Markets(3)	Calgary/Houston/Midtown NY/Toronto	A+	2.0%
Suncor Energy Inc.	Calgary/Houston	BBB+	1.8%
Morgan Stanley	Denver/Downtown NY/Toronto	A-	1.7%
Bank of Montreal	Calgary/Toronto	A+	1.6%
Bank of America/Merrill Lynch	Denver/Downtown NY/Los Angeles/Toronto/Washington, D.C.	A-	1.5%
Royal Bank of Canada	Boston/Calgary/Denver/Downtown NY/LA/Toronto/Vancouver/ Washington, D.C.	AA-	1.4%
JPMorgan Chase & Co.	Denver/ Houston/Los Angeles/Midtown NY	A	1.2%
PricewaterhouseCoopers	Calgary/Houston/Los Angeles/Perth/Sydney	Not Rated	1.2%
Commonwealth Bank	Melbourne/Sydney	AA-	1.0%
Total			21.6%
(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2)	Exposure is a percentage of total leasable square feet.
(3)	CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our retail portfolio as at December 31, 2014. The largest ten tenants in our portfolio accounted for approximately 20.8% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
L Brands Inc.	Victoria's Secret, Bath & Body Works, PINK	3.6%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.7%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	2.7%
Forever 21, Inc.	Forever 21	2.1%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister, Gilly Hicks	2.0%
Signet Jewelers Limited	Zales, Gordon’s, Kay, Jared	1.8%
American Eagle Outfitters, Inc.	American Eagle, Aerie	1.6%
Express, Inc.	Express, Express Men	1.5%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.5%
LVMH	Louis Vuitton, Sephora	1.3%
Total		20.8%
(1)	Exposure is a percentage of minimum rents and tenants recoveries.

LEASE ROLL-OVER RISK

Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 9.1% of our office, retail and industrial leases mature annually up to 2019. Our office, retail and industrial portfolio has a weighted average remaining lease life of approximately 6.2 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at December 31, 2014, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2015	2016	2017	2018	2019	2020	2021	2022 and Beyond	Total
Office(1)	8,308	4,725	4,941	4,450	6,589	5,819	5,520	4,429	34,065	78,846
Expiring %	10.5%	6.0%	6.3%	5.6%	8.4%	7.4%	7.0%	5.6%	43.2%	100.0%
Retail(2)	2,753	7,674	7,187	6,966	6,447	6,461	3,870	3,911	19,882	65,151
Expiring %	4.2%	11.8%	11.0%	10.7%	9.9%	9.9%	5.9%	6.0%	30.6%	100.0%
Industrial	3,651	4,287	6,298	4,020	6,138	3,966	4,122	3,741	7,904	44,127
Expiring %	8.3%	9.7%	14.3%	9.1%	13.9%	9.0%	9.3%	8.5%	17.9%	100.0%

(1) Excludes expiry profile of the Indian office portfolio acquired during Q4 2014.

(2) Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

TAX RISK

We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

ENVIRONMENTAL RISKS

As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

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

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of over six years.

INSURANCE RISK

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

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

Approximately 56% of our outstanding debt obligations at December 31, 2014 are floating rate debt compared to 52% at December 31, 2013. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $156 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in an annual interest expense of approximately $3 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At December 31, 2014, our consolidated debt to capitalization was 46% (December 31, 2013 – 44%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

FOREIGN EXCHANGE RISK

As at and for the year ended December 31, 2014, approximately 28% of our assets and 32% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

The following table shows the impact of a 10% decrease in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2014
(Millions)	Equity attributable to unitholders(1)		OCI	Net income
Canadian Dollar	C$	(223)	$19	$ ―
Australian Dollar	A$	2,668	(218)	―
British Pound		£1,468	(229)	―
Euro		€205	(9)	(12)
Brazilian Real	R$	1,325	(50)	―
New Zealand Dollar	NZ$	44	(4)	―
Indian Rupee	Rs	6,104	(10)	―
Total			$(501)	$(12)

(1)	As of December 31, 2014, unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

	Dec. 31, 2013
(Millions)	Equity attributable to unitholders(1)		OCI	Net income
Canadian Dollar	C$	631	$(59)	$ ―
Australian Dollar	A$	1,716	(154)	―
British Pound		£998	(165)	―
Euro		€161	(31)	(6)
Brazilian Real	R$	1,046	(45)	―
Total			$(454)	$(6)

(1)	As of December 31, 2013, unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, and Special LP Units.

	Dec. 31, 2012
(Millions)	Equity attributable to unitholders(1)		OCI	Net income
Canadian Dollar	C$	1,020	$(93)	$ ―
Australian Dollar	A$	2,104	(199)	―
British Pound		£785	(116)	―
Euro		€62	―	(8)
Brazilian Real	R$	911	(41)	―
Total			$(449)	$(8)

(1)	As of December 31, 2012, unitholders are defined as Brookfield Asset Management.

DERIVATIVE FINANCIAL INSTRUMENTS

We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•	Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and
•	Interest rate caps to hedge interest rate risk on certain variable rate debt;

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging

The following table provides our partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2014 and 2013:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2014	Interest rate caps of US$ LIBOR debt	$3,174	2.5% - 5.8%	Jan. 2015 - Oct. 2018	$1
	Interest rate swaps of US$ LIBOR debt	483	0.6% - 2.2%	Dec. 2015 - Nov. 2020	(7)
	Interest rate swaps of £ LIBOR debt	204	1.1%	Sep. 2017	(1)
	Interest rate swaps of A$ BBSW/BBSY debt	548	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(26)
	Interest rate swaps of € EURIBOR debt	150	0.3% - 1.4%	Oct. 2017 - Feb. 2021	(3)
	Forecast fixed rate debt interest rate swaps	1,995	2.3% - 5.1%	May 2025 - Jun. 2029	(262)
Dec. 31, 2013	Interest rate swaps of fixed US$ debt	$1,505	2.3% - 4.7%	Jun. 2024 - Jun. 2026	$(32)
	Interest rate swaps of fixed C$ debt	47	2.8%	Dec. 2024	3
	Interest rate swaps of US$ LIBOR debt	784	0.6% - 2.2%	May 2014 - Nov. 2020	(1)
	Interest rate caps of US$ LIBOR debt	2,246	1.8% - 5.8%	Jan. 2014 - Oct. 2018	2
	Interest rate swaps of £ LIBOR debt	222	1.1%	Sep. 2017	3
	Interest rate swaps of A$ BBSW/BBSY debt	936	3.5% - 5.9%	Jan. 2014 - Jul. 2017	(37)

For the year ended December 31, 2014 and 2013, the amount of hedge ineffectiveness recorded in interest expense in connection with our partnership’s interest rate hedging activities was not significant.

Foreign Currency Hedging

Our partnership has derivatives designated as net investment hedges of its investments in foreign subsidiaries. As of December 31, 2014, our partnership had hedged a notional amount of £1,170 million (December 31, 2013 – £770 million) at rates between £0.59/$ and £0.65/$ using foreign currency forward contracts maturing between April 2015 and January 2016. In addition, as of December 31, 2014, our partnership had hedged a notional amount of €353 million (December 31, 2013 – €550 million) at rates between €0.75/$ and €0.80/$ using foreign currency forward contracts maturing between January 2015 and June 2016. Our partnership had also hedged, as of December 31, 2014, a notional amount of A$1,750 million (December 31, 2013 – A$535 million) at rates between A$1.10/$ and A$1.27/$ maturing between April 2015 and March 2016.

The fair value of our partnership’s outstanding foreign currency forwards designated as net investment hedges as of December 31, 2014 is a gain of $93 million (December 31, 2013 – loss of $27 million).

In addition, as of December 31, 2014, our partnership had designated C$900 million (December 31, 2013 – C$900 million) of Canadian Dollar financial liabilities as hedges against our partnership’s net investment in Canadian operations.

Other Derivatives

The following table provides a detail of our partnership’s other derivatives that have been entered into to manage financial risks as of December 31, 2014 and December 31, 2013:

(US$ millions)	Derivative type	Notional	Maturity dates	Rates	Fair value (gain)/loss	Classification of gain/loss
Dec. 31, 2014	Interest rate caps	$382	Mar. 2016	3.65%	$ ―	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%	―	General and administrative expense
	Interest rate caps	51	Sep. 2015	2.81% - 3.01%	―	General and administrative expense
	Interest rate caps	13	Oct. 2015	3.00%	―	General and administrative expense
	Interest rate caps	34	Jan. 2016	3.00%	―	General and administrative expense
	Interest rate caps	75	Feb. 2016	2.94%	―	General and administrative expense
	Interest rate caps	74	Mar. 2016	2.94%	―	General and administrative expense
	Interest rate caps	68	Jul. 2015	3.00%	―	General and administrative expense
Dec. 31, 2013	Total return swap(1)	$1	―	―	$(5)	General and administrative expense
	Interest rate caps	400	Mar. 2016	3.65%	―	General and administrative expense
	Interest rate caps	882	Apr. 2014	2.50%	―	General and administrative expense
	Interest rate caps	2,270	Apr. 2014	4.50%	―	General and administrative expense

(1)	Relates to the total return swap on BPO’s shares in connection with its deferred share unit plans which was settled for C$1.4 million during the second quarter of 2014. The total return swap is presented at fair value.

The other derivatives have not been designated as hedges for accounting purposes.

RELATED PARTIES

In the normal course of operations, our partnership enters into transactions with related parties on market terms. These transactions have been measured at exchange value and are recognized in the consolidated financial statements.

The immediate parent of our partnership is the BPY General Partner. The ultimate parent of our partnership is Brookfield Asset Management. Other related parties of our partnership include our partnership’s and Brookfield Asset Management’s subsidiaries and operating entities.

The following table summarizes transactions with related parties:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Participating loan interests	$609	$747
Loans and notes receivable(1)	82	293
Receivables and other assets	143	11
Debt obligations	570	341
Other liabilities	174	98
Capital securities held by Brookfield Asset Management	1,250	1,250
Preferred shares held by Brookfield Asset Management	25	25

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Commercial property revenue(2)	$16	$7	$10
Interest and other income	55	52	40
Interest expense on debt obligations	17	12	4
Interest on capital securities held by Brookfield Asset Management	82	56	―
Administration and other expense (3)	187	277	72
(1)	Includes $82 million receivable from Brookfield Asset Management upon the earlier of our partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.
(2)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with our private funds, and administrative services.

Portfolio Listing

The following table presents details of our property portfolio as of December 31, 2014:

Office Property Portfolio(1)			Assets Under Management			Proportionate at subsidiary-level(2)			Proportionate to Unitholders(3)		Proportionate to LP Unit holders(4)
Dec. 31, 2014 (Sq. ft. in 000’s)	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
CONSOLIDATED PROPERTIES
United States
Midtown New York	2	95.7%	2,899	41	2,940	99.2%	2,874	2,915	2,874	2,915	1,025	1,039
Downtown New York	7	94.1%	12,890	547	13,437	96.9%	12,485	13,021	12,485	13,021	4,451	4,642
Boston	1	98.5%	796	236	1,032	100.0%	796	1,032	796	1,032	284	368
Washington, D.C.	28	87.5%	5,775	3,261	9,036	90.7%	5,240	8,199	5,240	8,199	1,868	2,923
Los Angeles	22	79.9%	10,114	4,277	14,391	53.0%	5,601	7,625	4,516	6,540	1,610	2,331
San Diego	2	58.1%	338	-	338	100.0%	338	338	102	102	36	36
Houston	5	93.1%	5,038	1,189	6,227	86.6%	4,377	5,390	4,377	5,390	1,560	1,921
Denver	1	64.8%	1,316	581	1,897	51.0%	671	968	671	968	239	345
Seattle	2	96.9%	699	157	856	50.0%	349	428	349	428	124	153
San Francisco/San Jose	39	56.2%	1,733	6	1,739	100.0%	1,733	1,739	659	665	235	237
Dallas	6	32.1%	457	-	457	100.0%	457	457	137	137	49	49
	115	86.5%	42,055	10,295	52,350	80.4%	34,921	42,112	32,206	39,397	11,481	14,044
Canada
Toronto	12	93.1%	8,747	1,850	10,597	65.1%	5,668	6,896	5,668	6,896	2,021	2,458
Calgary	8	99.4%	5,634	1,194	6,828	50.0%	2,818	3,414	2,818	3,414	1,005	1,217
Ottawa	6	93.3%	1,743	805	2,548	25.0%	436	638	436	638	155	227
Vancouver	1	97.0%	582	258	840	100.0%	582	840	582	840	207	299
Other	1	100.0%	3	-	3	100.0%	3	3	3	3	1	1
	28	95.4%	16,709	4,107	20,816	56.6%	9,507	11,791	9,507	11,791	3,389	4,202
Australia and New Zealand
Sydney	7	98.7%	1,307	421	1,728	80.0%	1,093	1,383	1,093	1,383	390	493
Melbourne	2	100.0%	1,357	333	1,690	100.0%	1,357	1,690	1,357	1,690	484	602
Brisbane	2	85.8%	520	70	590	78.9%	412	465	412	465	147	166
Perth	3	88.5%	1,536	193	1,729	80.1%	1,230	1,385	1,230	1,385	438	494
New Zealand	3	66.2%	277	28	305	100.0%	277	305	277	305	99	109
	17	92.8%	4,997	1,045	6,042	86.5%	4,369	5,228	4,369	5,228	1,558	1,864
Europe
London	5	82.7%	1,241	57	1,298	100.0%	1,241	1,298	1,241	1,298	442	463
	5	82.7%	1,241	57	1,298	100.0%	1,241	1,298	1,241	1,298	442	463
Brazil
São Paulo	1	100.0%	276	209	485	51.1%	141	248	141	248	50	88
	1	100.0%	276	209	485	51.1%	141	248	141	248	50	88
India
NCR (Delhi region)	33	82.1%	9,741	-	9,741	60.0%	5,845	5,845	1,754	1,754	625	625
Kolkata	12	80.3%	3,048	-	3,048	60.0%	1,829	1,829	549	549	196	196
	45	81.7%	12,789	-	12,789	60.0%	7,674	7,674	2,303	2,303	821	821
Total Consolidated Properties	211	88.0%	78,067	15,713	93,780	68.7%	57,853	68,351	49,767	60,265	17,741	21,482

UNCONSOLIDATED PROPERTIES
United States
Midtown New York	2	93.0%	3,344	65	3,409	46.8%	1,568	1,596	1,568	1,596	559	569
Washington, D.C.	1	99.4%	385	150	535	10.1%	38	54	38	54	14	19
Los Angeles	6	78.8%	2,202	389	2,591	83.1%	1,988	2,152	563	727	201	259
San Diego	1	83.7%	124	-	124	100.0%	124	124	27	27	10	10
San Francisco/San Jose	1	79.2%	289	-	289	100.0%	289	289	64	64	23	23
Houston	1	98.2%	1,135	699	1,834	10.0%	113	183	113	183	40	65
Denver	3	85.9%	1,909	511	2,420	62.0%	1,246	1,501	793	1,048	283	374
Seattle	4	60.0%	365	-	365	100.0%	365	365	81	81	29	29
	19	87.5%	9,753	1,814	11,567	54.2%	5,731	6,264	3,247	3,780	1,159	1,348
Australia and New Zealand
Sydney	6	98.7%	2,934	472	3,406	52.1%	1,515	1,774	1,515	1,774	540	632
Melbourne	1	96.2%	705	273	978	43.0%	303	421	303	421	108	150
Canberra	1	100.0%	176	69	245	100.0%	176	245	176	245	63	87
	8	98.3%	3,815	814	4,629	52.7%	1,994	2,440	1,994	2,440	711	869
India
NCR (Delhi region)	6	21.6%	2,180	-	2,180	60.0%	1,308	1,308	392	392	140	140
	6	21.6%	2,180	-	2,180	60.0%	1,308	1,308	392	392	140	140
Total Unconsolidated Properties	33	81.0%	15,748	2,628	18,376	54.5%	9,033	10,012	5,633	6,612	2,010	2,357
Total Office Properties	244	86.8%	93,815	18,341	112,156	66.4%	66,886	78,363	55,400	66,877	19,751	23,839
(1)	Does not include office assets held through our approximate 22% interest in Canary Wharf.
(2)	Reflects our partnership's interest before considering non-controlling interests in operating subsidiaries.
(3)	Reflects our partnership's interest before considering non-controlling interests in subsidiaries, including Brookfield Canada Office Properties and Brookfield Prime Property Fund.
(4)	Reflects our partnership's proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Retail Property Portfolio(1)			Assets Under Management	Proportionate at subsidiary level(2)		Proportionate to Unitholders(3)	Proportionate to LP Unit holders(4)
Dec. 31, 2014 (Sq. ft. in 000’s)	Number of properties	% Leased	Total	Owned %	Total	Total	Total
CONSOLIDATED PROPERTIES
Brazil
Rio de Janeiro	2	95.3%	961	73.2%	703	247	88
São Paulo	5	95.2%	1,679	53.6%	900	350	125
Total Consolidated Properties	7	95.2%	2,640	60.8%	1,603	597	213

UNCONSOLIDATED PROPERTIES
U.S. Properties
Northeast region	13	96.5%	15,341	86.5%	13,272	3,858	1,375
Mideast region	20	96.7%	19,101	87.0%	16,621	4,956	1,767
East North Central region	21	94.4%	21,099	87.4%	18,443	5,572	1,986
West North Central region	12	96.2%	10,794	95.2%	10,274	2,991	1,066
Southeast region	19	95.9%	18,598	80.7%	15,011	4,459	1,590
Southwest region	24	96.2%	25,732	88.1%	22,677	6,790	2,421
Mountain region	21	96.1%	17,276	90.8%	15,679	4,633	1,652
Pacific region	27	95.6%	23,690	86.2%	20,421	6,176	2,202
Total Unconsolidated Properties	157	95.8%	151,631	87.3%	132,398	39,435	14,059
Total Retail Properties	164	95.8%	154,271	86.9%	134,001	40,032	14,272
(1)	Does not include non-regional malls.
(2)	Reflects our partnership's interest before considering non-controlling interests of others in operating subsidiaries.
(3)	Reflects our partnership's interest net of non-controlling interests described in note (2) above.
(4)	Reflects our partnership's proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Industrial Property Portfolio		Assets Under Management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unit holders(3)
Dec. 31, 2014 (Sq. ft. in 000’s)	Number of properties	Total	Owned %	Total	Total	Total
CONSOLIDATED PROPERTIES
United States
Atlanta	1	653	100.0%	653	196	70
Memphis	1	430	100.0%	430	129	46
Cincinnati/Indianapolis	4	2,214	100.0%	2,214	663	236
Chicago	3	957	100.0%	957	287	102
Texas Border	38	4,715	100.0%	4,715	1,413	504
Los Angeles	7	1,205	100.0%	1,205	361	129
Dallas	3	958	100.0%	958	287	102
Pennsylvania, Maryland, Virginia	3	1,202	100.0%	1,202	360	128
New Jersey	1	343	100.0%	343	103	37
Houston, Austin, San Antonio	12	1,497	99.9%	1,495	448	160
South Florida	3	449	100.0%	449	135	48
Central Florida	1	386	100.0%	386	116	41
Other U.S.	1	765	100.0%	765	229	82
	78	15,774	100.0%	15,772	4,727	1,685
Mexico
Reynosa	1	214	50.0%	107	64	23
	1	214	50.0%	107	64	23
Europe
Germany	13	2,906	100.0%	2,906	914	326
France	16	3,251	100.0%	3,251	1,023	365
Italy	4	1,609	100.0%	1,609	506	180
Spain	2	501	100.0%	501	158	56
Hungary	2	338	100.0%	338	106	38
	37	8,605	100.0%	8,605	2,707	965
Total Consolidated Properties	116	24,593	99.6%	24,484	7,498	2,673

UNCONSOLIDATED PROPERTIES
United States
Atlanta	8	3,786	30.0%	1,135	1,134	404
Memphis	7	3,130	42.9%	1,343	938	334
Cincinnati/Indianapolis	6	2,609	33.3%	869	782	279
Chicago	6	1,581	43.1%	681	473	169
Los Angeles	4	1,621	38.4%	623	486	173
Dallas	6	2,212	35.3%	781	663	236
Pennsylvania, Maryland, Virginia	1	400	50.0%	200	120	43
New Jersey	2	2,102	50.0%	1,051	630	225
South Florida	9	1,080	36.8%	397	323	115
Other U.S.	1	557	50.0%	278	167	59
	50	19,078	38.6%	7,358	5,716	2,037
Canada
Woodstock	2	456	50.0%	228	137	49
	2	456	50.0%	228	137	49
Total Unconsolidated Properties	52	19,534	38.8%	7,586	5,853	2,086
Total Industrial Properties	168	44,127	72.7%	32,070	13,351	4,759
(1)	Reflects our partnership's interest before considering non-controlling interests of others in operating subsidiaries.
(2)	Reflects our partnership's interest before considering non-controlling interests of others in subsidiaries, including IDI and Gazeley.
(3)	Reflects our partnership's proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Multifamily Property Portfolio		Assets Under Management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unit holders(3)
Dec. 31, 2014 (number of units)	Number of properties	Total	Owned %	Total	Total	Total
CONSOLIDATED PROPERTIES
United States
Texas	6	1,363	100.0%	1,363	408	145
North Carolina	19	4,656	100.0%	4,656	1,395	497
Virginia	7	3,288	100.0%	3,288	921	328
New York	6	3,962	99.0%	3,922	1,187	423
Florida	2	706	100.0%	706	189	67
South Carolina	7	1,740	100.0%	1,740	521	186
Maryland	1	348	100.0%	348	94	33
	48	16,063	99.8%	16,023	4,715	1,679
Canada
Ontario	2	202	91.5%	185	56	20
	2	202	91.5%	185	56	20
Total Consolidated Properties	50	16,265	99.7%	16,208	4,771	1,699

UNCONSOLIDATED PROPERTIES
United States
Texas	8	2,690	100.0%	2,690	577	206
North Carolina	2	692	100.0%	692	168	60
Florida	7	2,014	100.0%	2,014	383	136
Georgia	3	1,038	100.0%	1,038	217	77
Washington	6	1,409	100.0%	1,409	319	114
Colorado	4	1,212	100.0%	1,212	268	96
Arizona	3	1,298	100.0%	1,298	332	118
Nevada	1	240	100.0%	240	89	32
Connecticut	2	394	100.0%	394	92	33
California	1	312	100.0%	312	116	41
Massachusetts	2	304	100.0%	304	72	26
Total Unconsolidated Properties	39	11,603	100.0%	11,603	2,633	939
Total Multifamily Properties	89	27,868	99.8%	27,811	7,404	2,638
(1)	Reflects our partnership's interest before considering non-controlling interests of others in operating subsidiaries and properties.
(2)	Reflects our partnership's interest net of non-controlling interests described in note (1) above.
(3)	Reflects our partnership's proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Hotel Property Portfolio		Assets Under Management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unit holders(3)
Dec. 31, 2014 (number of rooms)	Number of properties	Total	Owned %	Total	Total	Total
CONSOLIDATED PROPERTIES
North America	2	5,308	100.0%	5,308	1,661	592
Total Consolidated Properties	2	5,308	100.0%	5,308	1,661	592

UNCONSOLIDATED PROPERTIES
North America	5	1,802	80.3%	1,446	356	127
Australia	4	1,594	100.0%	1,594	502	179
Total Unconsolidated Properties	9	3,396	89.5%	3,040	858	306
Total Hotel Properties	11	8,704	95.9%	8,348	2,519	898
(1)	Reflects our partnership's interest before considering non-controlling interests of others in operating subsidiaries.
(2)	Reflects our partnership's interest net of non-controlling interests described in note (1) above.
(3)	Reflects our partnership's proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Triple Net Lease Property Portfolio		Assets Under Management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unit holders(3)
Dec. 31, 2014 (number of properties)	Number of properties	Total	Owned %	Total	Total	Total
CONSOLIDATED PROPERTIES
North America	304	15,698	100.0%	15,698	4,012	1,430
Total Consolidated Properties	304	15,698	100.0%	15,698	4,012	1,430

Total Triple Net Lease Properties	304	15,698	100.0%	15,698	4,012	1,430
(1)	Reflects our partnership's interest before considering non-controlling interests of others in operating subsidiaries.
(2)	Reflects our partnership's interest net of non-controlling interests described in note (1) above.
(3)	Reflects our partnership's proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

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

Investment Properties

Investment properties include commercial properties held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows (including rental payments and other outflows) in respect of such leases. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Fair values are primarily determined by discounting the expected future cash flows as opposed to the direct capitalization approach. In determining the appropriateness of the methodology applied, our partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cash flows.

Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on the purchase cost of a site or property acquired specifically for development or redevelopment in the short-term but only where activities necessary to prepare the asset for development or redevelopment are in progress. The amount of borrowing costs capitalized is determined first by reference to borrowings specific to the project, where relevant, and otherwise by applying a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross cost incurred on those borrowings less any incidental investment income. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. We consider practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally, this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where we have pre-leased space as of or prior to the start of the development and the lease requires us to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs we incur in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

Business Combinations

We account for business combinations in which control is acquired under the acquisition method. We consider three criteria that include input, process and output to assess whether acquired assets and assumed liabilities meet the definition of a business. The acquisition price is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. As a result, our partnership recognizes the acquiree’s identifiable assets and assumed liabilities at their acquisition-date fair values, except for non-current assets classified as held-for-sale, which are recognized at fair value less costs to sell. We also evaluate whether there are intangible assets acquired that have not previously been recognized by the acquiree and recognizes them as identifiable intangible assets. The interests of non-controlling shareholders in the acquiree are initially measured at their proportion of the net fair value of the identifiable assets and assumed liabilities recognized.

To the extent that the acquisition price exceeds the fair value of the net assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable assets, the excess is recognized as a bargain purchase gain in our partnership’s net income for the respective reporting period.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in our partnership’s ownership interest of an investee that do not result in a change of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in the reporting period as incurred.

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

Basis of Accounting for Investees

We consolidate an investee when we control the investee, with control existing if and only if we have power over the investee; exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect the amount of our partnership’s returns. Whether we consolidate or equity account an investee may have a significant impact on the presentation of our consolidated financial statements, especially as it relates to the consolidation of the operating partnership.

In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give it the current ability to direct the relevant activities of the investee. We also make judgments as to the amount of potential voting rights which provides us or unrelated parties voting powers, the existence of contractual relationships that provide us voting power, the ability to appoint directors and the ability of other investors to remove us as a manager or general partner. We enter into voting agreements to provide our partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from its involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns we make judgments when it is an investor as to whether it is a principal or agent and whether another entity with decision-making rights is acting as an agent for us. If we determine that it is acting as an agent, as opposed to principal, we do not control the investee.

Revaluation Method Hotel Assets

We account for our investments in hotel properties as property, plant and equipment under the revaluation model. Hotel properties are recognized initially at cost or fair value if acquired in a business combination and subsequently carried at fair value at the balance sheet date less any accumulated impairment and subsequent accumulated depreciation. Fair values are determined internally using discounted cash flow models with inputs from available market evidence.

Revaluations of hotel properties are performed annually at December 31, the end of the fiscal year, to ensure that the carrying amount does not differ significantly from fair values. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within revaluation surplus, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Revaluation gains are recognized in other comprehensive income, and are not subsequently recycled into profit or loss. The cumulative revaluation surplus is transferred directly to retained earnings when the asset is derecognized.

In performing annual revaluations, we first qualitatively assess whether there is any indication that the hotel properties may be impaired. If no indication is identified, no impairment will be recorded. If we have identified indicators for impairment, the asset’s carrying amount (i.e., fair value less any accumulated depreciation and impairment) is compared with the recoverable amount of the hotel properties, which is determined as the higher of the estimated fair value less costs on disposal or the present value of expected future cash flows generated from the use and eventual disposal of an asset. An impairment is taken if the recoverable amount is less than the carrying amount of the assets and is accounted for in the same manner as a revaluation decrease as illustrated in previous paragraphs.

Canary Wharf

We have determined that, notwithstanding our 22% common equity interest, we do not exercise significant influence over Canary Wharf as we are not able to elect board members or otherwise influence the financial and operating decisions.

GGP

As of December 31, 2014, we held an indirect 29% interest in GGP and were entitled to nominate three of the nine directors to GGP’s board and vote all of our shares for those directors.

We account for our investment in GGP following the equity method of accounting. The carrying value of our investment in GGP consists of our original cost of the investment plus our share of the earnings of GGP, determined in accordance with our accounting policies under IFRS, less distributions received from GGP. This includes our share of GGP’s unrealized fair value gains (losses) in respect of investment property, which is determined in accordance with our accounting policy for valuation of investment properties. Accordingly, the variance between the value of our investment in GGP based on the publicly-traded share price and the carrying value of the equity accounted investment is the result of recording our share of the IFRS net earnings of GGP, which includes the cumulative unrealized fair value gains arising from the significant fair value increases in the underlying investment properties.

We consider the guidance in IAS 28, Investments in Associates and Joint Ventures (“IAS 28”) and IAS 36, Impairment of Assets (“IAS 36”) to determine if there are indicators of impairment, one of which is whether there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. Accordingly, we consider whether the variance between the value of the investment as determined using the publicly-traded share price and the carrying value is an indicator of impairment.

Our evaluation of whether there are impairment indicators present includes consideration of a number of factors as required by IAS 36 including an evaluation of the technological, market, economic and legal environment in which GGP operates; consideration of whether GGP was, or in the near future is expected to be, in significant financial difficulty and an assessment of trends in actual net cash flows or operating profit or loss of GGP. Further, with respect specifically to the variance between the value of the investment as determined using the publicly-traded share price and the carrying value determined under IAS 28, we consider additional factors relative to this variance. This includes an analysis of the original blended cost of our investment in GGP compared to the publicly-traded share price over the period from acquisition dates through each reporting date; the trend in the share price of GGP as at each reporting date up to and including the current date; and an assessment of the underlying cash flows that are expected to be derived from the operating and redevelopment properties, including the significant recovery in property values contributing to the fair value gains recorded by GGP.

Taxation

We apply judgment in determining the tax rate applicable to our REIT operating entities and identifying the temporary differences related to such operating entities with respect to which deferred income taxes are recognized. Deferred taxes related to temporary differences arising in our partnership’s REIT operating entities, joint ventures and associates are measured based on the tax rates applicable to distributions received by the investor entity on the basis that REITs can deduct dividends or distributions paid such that their liability for income taxes is substantially reduced or eliminated for the year, and we intend that these entities will continue to distribute their taxable income and continue to qualify as REITs for the foreseeable future.

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

Revenue Recognition

For investment properties, we account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where our partnership is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of the improvements. The total amount of contractual rents expected from operating leases is recognized on a straight-line basis over the term of the lease, including contractual base rent and subsequent rent increases as a result of rent escalation clauses. A rent receivable, included within the carrying amount of investment properties, is used to record the difference between the rental revenue recorded and the contractual amount received.

Rent receivables and related revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants' specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

With regards to hospitality revenue, we recognize revenue on rooms, food and other revenue as services are provided. We recognize room revenue net of taxes and levies. Advance deposits are deferred and included in accounts payable and other liabilities until services are provided to the customer. We recognize the difference between gaming wins and losses from casino gaming activities as gaming revenue. We recognize liabilities for funds deposited by patrons before gaming play occurs and for chips in the patrons’ possession, both of which are included in accounts payable and other liabilities. Revenue and expenses from tour operations include the sale of travel and leisure packages and are recognized on the day the travel package begins. Amounts collected in advance from guests are deferred and included in accounts payable and other liabilities until such amounts are earned.

Financial Instruments

We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value, amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with the valuation of investment properties. When designating derivatives in cash flow hedging relationships, we make assumptions about the timing and amount of forecasted transactions, including anticipated financings and refinancings.

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

Use of Estimates

Our partnership makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)   Fair value of investment property

Our partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows (including rental payments and other outflows) in respect of such leases. Where available, our partnership determines the fair value of commercial properties based on recent sales of similar property in the same location and condition and subject to a similar leasing profile. Where comparable current sales in an active market do not exist, our partnership considers information from a variety of sources, including: i) discounted cash flows based on reliable estimates of future cash flows, supported by the terms of existing lease and other contracts, and evidence such as current market rents for similar properties in the same location and condition, using discount rates to reflect uncertainty in the amount and timing of the cash flows; ii) recent prices of similar properties in less active markets, with adjustments to reflect any change in economic conditions since the date of the observed transactions that occurred at those prices, including market rents and discount or capitalization rates; and iii) current prices in an active market for properties of a different nature, condition or location, including differences in leasing and other contracts.

In certain cases, these sources will suggest different conclusions about the fair value of an investment property. In such cases, our partnership considers the reasons for any such differences in validating the most reliable estimate of fair value. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. In determining the appropriateness of the methodology applied, our partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. We do not measure or record our properties prepared by external valuation professionals.

(ii)   Fair value of financial instruments

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

Future Accounting Policy Changes

The following are accounting policies issued that our partnership expects to adopt in the future:

IFRS 9, Financial Instruments (‘‘IFRS 9’’) will replace IAS 39, Financial Instruments: Recognition and Measurement (‘‘IAS 39’’). IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements that are generally considered to be overly complex and difficult to apply. The new model results in a single impairment model being applied to all financial instruments, thereby removing a source of complexity associated with previous accounting requirements. It also introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and should be applied retrospectively. We are currently evaluating the impact of IFRS 9 to our consolidated financial statements.

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCA’s”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for the amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. We are currently evaluating the amendments to IAS 16 or IAS 38 to our consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods beginning on or after January 1, 2017 with early application permitted, and should be applied retrospectively. We are currently evaluating the impact of IFRS 15 to our consolidated financial statements.

IFRS 11, Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations (“Amendments to IFRS 11”) was amended by the IASB in May 2014. The objective of the amendments is to add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, Business Combinations (“IFRS 3”). Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. The amendments to IFRS 11 are effective for annual periods beginning on or after January 1, 2016 and should be applied prospectively. We are currently evaluating the impact of the Amendments to IFRS 11 to our consolidated financial statements.

5.B. LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at December 31, 2014, capital totaled $59 billion compared with $49 billion at December 31, 2013.

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;
•	Debt service requirements;
•	Distributions to unitholders;
•	Capital expenditures deemed mandatory, including tenant improvements;
•	Development costs not covered under construction loans;
•	Investing activities which could include:
o	Discretionary capital expenditures;
o	Property acquisitions;
o	Future developments; and
o	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $5,203 million at December 31, 2014 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Corporate cash and cash equivalents	$73	$17
Restricted cash related to issuance of preferred shares to QIA	1,800	–
Available committed corporate credit facility	130	909
Available subordinated credit facility	399	855
Corporate liquidity	2,402	1,781
Proportionate cash retained at subsidiaries	882	709
Proportionate availability under construction facilities	1,614	496
Proportionate availability under subsidiary credit facilities	305	301
Group-wide liquidity	$5,203	$3,287

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Dec. 31, 2014
2015	$1,710
2016	3,909
2017	4,547
2018	2,087
2019	2,365
Thereafter	5,663
Deferred financing costs	(159)
Secured debt obligations	$20,122
Loan to value (%)	48.9%

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2014. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership. Summaries of our debt profile for each of our segments are included elsewhere in this Form 20-F.

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

 5.F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2014:

(US$ Millions)		Payments due by period
Dec. 31, 2014	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	5 Years	> 5 Years
Debt obligations:
Property specific mortgages	$24,335	2,808	3,964	4,883	3,080	3,003	1,337	5,260
Other debt of subsidiaries	27	27	―	―	―	―	―	―
Corporate borrowings	3,809	1,073	2,141	172	417	―	6	―
Capital securities	4,011	476	107	―	―	―	―	3,428
Lease obligations	1,736	31	31	31	33	34	28	1,548
Commitments	1,464	792	489	179	4	―	―	―

Interest expense(1):
Long term debt	$5,123	1,189	1,049	815	641	436	347	646
Capital securities	1,533	198	184	177	177	177	153	467
Interest rate swaps	9	3	3	1	1	1	―	―
(1)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation
Jeffrey M. Blidner Toronto, Canada	66	Director	Senior Managing Partner of Brookfield Asset Management
Soon Young Chang Dubai, United Arab Emirates	55	Director	Director of Dubai World; Senior Advisor of Investment Corporation of Dubai
Omar Carneiro da Cunha(3) Rio de Janeiro, Brazil	68	Director	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes
Stephen DeNardo(2) Stamford, United States	61	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Louis Joseph Maroun(2)(3) Warwick, Bermuda	64	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
Lars Rodert(3) Genese, Belgium	53	Director	Founder and Chief Executive Officer of ÖstVäst Capital Management
Lisa M. Shalett Purchase, New York, USA	48	Director	Director
José Ramón Valente Vías (2) Santiago, Chile	52	Director	Partner and Executive Director of ECONSULT
(1)	The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.

(2)	Member of the audit committee. Mr. DeNardo is the Chair of the audit committee and is the audit committee financial expert.

(3)	Member of the governance and nominating committee. Mr. Maroun is the Chair of the governance and nominating committee.

Set forth below is biographical information for the BPY General Partner’s current directors.

Jeffrey M. Blidner. Mr. Blidner is Chairman of the board of directors of Brookfield Property Partners and a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Mr. Blidner is also a director of a number of Brookfield companies in Europe and Canada. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at Goodman & Carr LLP, a Toronto-based law firm. Mr. Blidner’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgood Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

Soon Young Chang. Dr. Chang is a member of the board of directors of Dubai World. Dr. Chang serves as Senior Advisor to the Investment Corporation of Dubai, providing strategic counsel and lending his global perspective to the investment arm of the Dubai Government. Dr. Chang is the founder and chairman of Midas International Asset Management Company, an international asset management fund which manages over $5 billion. He is also a founding partner of Sentinel Advisor, a New York-based arbitrage fund. Dr. Chang has served as an advisor to a variety of financial institutions, including Korea National Pension Corporation, Hyundai International Merchant Bank and Templeton-Ssangyong Investment Trust Company. Dr. Chang received his Master’s and Doctoral degrees from the George Washington University in the United States and has authored many books and articles on the subject of financial engineering.

Omar Carneiro da Cunha. Mr. Cunha is a Senior Partner with Dealmaker Ltd., a consultancy and M&A advisory firm, with a focus in telecommunications, information technology, oil & gas and retail, and has also been a Senior Partner of BOND Consultoria Empresarial e Participacoes since 1994. He was the Chairman of “Bob’s”, a Brazilian fast food company, from 1995 to 2008, a director of the Energisa Group since 1996, and a director of Grupo Libra since 2010. In 2005, Mr. Cunha was the Deputy Chairman and Chief Executive Officer of VARIG Brazilian Airline. From 1995 to 1998, Mr. Cunha was the President of AT&T Brasil and a member of the Management Committee of AT&T International. Prior to that, Mr. Cunha worked for 27 years in Brazil and abroad for the Royal Dutch/Shell Group, and was President of Shell Brasil, Billiton Metals and Shell Quimica from 1991 to 1994. Mr. Cunha is currently a member of the board of Cultura Inglesa S/A, Brookfield Incorporações and of the American Chamber of Commerce for Brazil.

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

Louis Joseph Maroun. Mr. Maroun is the Founder and Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation, which specializes in international real estate advisory services. Prior to this role, Mr. Maroun was the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun also is on the board of directors of Brookfield Renewable Energy Partners L.P., Summit Industrial Income REIT and ThermoCeramix Corp. Mr. Maroun graduated from the University of New Brunswick in 1972 with a Bachelor’s degree, followed by a series of post graduate studies and in January of 2007, after a long and successful career in investment real estate, Mr. Maroun was elected to the position of Fellow of the Royal Institute of Chartered Surveyors.

Lars Rodert. Mr. Rodert is the founder and CEO of ÖstVäst Capital Management, or OVCM. Mr. Rodert has 30 years of experience in global investment industry. Prior to OVCM, Mr. Rodert spent 11 years as a Global Investment Manager for IKEA Treasury. Before joining IKEA Mr. Rodert was with SEB Asset Management for 10 years as CIO and responsible for SEB Global Funds. Prior to SEB, Mr. Rodert spent 10 years in North America with five years at Investment Bank Gordon Capital and five years as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.

Lisa M. Shalett. Ms. Shalett is a former Partner at Goldman Sachs, where she worked for 20 years. Over her career, she held a number of different senior leadership roles in both revenue-producing and control functions, including Head of International Equities, COO of Global Compliance, Legal and Internal Audit, and, most recently, Global Head of Brand Marketing and Digital Strategy in the Executive Office, overseeing Goldman Sachs' corporate brand. She serves on the board of PerformLine, the Advisory Board of the Coach/K Fuqua Center on Leadership and Ethics at Duke University, the Steering Committee of Kellogg's Center for Executive Women, and as an International Selection Panelist for Endeavor. Ms. Shalett received a Master of Business Administration from Harvard Business School, and a Bachelor of Arts, summa cum laude, in East Asian Studies from Harvard University.

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

Additional Information About Directors and Officers

Mr. Cunha was a director of Varig S.A. - Viçăo Aérea Rio-Grandense from February 2005 to October 2005. On June 17, 2005, Varig S.A. - Viçăo Aérea Rio-Grandense applied for a grant of judicial recovery with a view to restructuring payments to its creditors. On August 20, 2010, Varig S.A. - Viçăo Aérea Rio-Grandense was declared bankrupt. The bankruptcy proceedings are still underway.

Our Management

The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its property platform through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the real estate investment cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of real estate investment and operational expertise throughout our operating platforms which specialize in office, retail, multifamily and industrial assets, generating significant and stable operating cash flows. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Richard B. Clark	57	33	30	Chief Executive Officer

John Stinebaugh	48	26	10	Chief Financial Officer

Messrs. Clark and Stinebaugh have substantial operational and transaction origination and execution expertise, having put together numerous consortiums, partnerships and joint ventures for large multi-faceted transactions. They have also been integral in building and developing Brookfield’s real property and infrastructure platforms. Set forth below is biographical information for Messrs. Clark and Stinebaugh.

Richard B. Clark. Mr. Clark is the Chief Executive Officer of Brookfield Property Group. He was Chairman of Brookfield Office Properties’ Board of Directors from 2012 to 2014. Prior to that he was Chief Executive Officer of Brookfield Office Properties from 2002 to 2012 and was also the President from 2002 to 2011. He was President and Chief Executive Officer of Brookfield Office Properties’ U.S. operations from 2000-2002; and prior to that held senior management positions for Brookfield Office Properties and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is currently also a Senior Managing Partner of Brookfield Asset Management. Mr. Clark is on the Executive Committee of the Real Estate Roundtable, is a board member of the Mental Health Association of New York City and is Chairman of the Board of the National Eating Disorders Association. Mr. Clark sits on the board of directors of GGP and is Chairman and a director of Rouse.

John Stinebaugh. Mr. Stinebaugh is the Chief Financial Officer of Brookfield Property Group. He was Chief Financial Officer of Brookfield’s infrastructure group from 2007 to 2013. Prior to joining Brookfield, Mr. Stinebaugh was with Credit Suisse Securities (U.S.A.) LLC where he was responsible for mergers and acquisitions and leveraged financings in the energy group. Mr. Stinebaugh is currently a Managing Partner of Brookfield Asset Management. Mr. Stinebaugh graduated with a degree in economics from Harvard University and received his Chartered Financial Analyst designation in 1995.

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

The BPY General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Service Providers pursuant to which each Service Provider and certain other affiliates of Brookfield provide, or arrange for other Service Providers to provide, day-to-day management and administrative services for our company, the Property Partnership and the Holding Entities. The fees payable under the Master Service Agreement are set forth under Item 7.B “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement - Management Fee”.

Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under the Master Services Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management - Our Management”, will not be compensated by our company or the BPY General Partner. Instead, they will continue to be compensated by Brookfield.

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

Size, Independence and Composition of the Board of Directors

The BPY General Partner’s board of directors may consist of between 3 and 11 directors or such other number of directors as may be determined from time to time by a resolution of the BPY General Partner’s shareholders and subject to its bye-laws. The board is currently set at eight directors and a majority of the directors of the BPY General Partner’s board of directors are independent. In addition, the BPY General Partner’s bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

Pursuant to the investor agreement between us and the Class A Preferred Unitholder dated December 4, 2014, the Class A Preferred Unitholder is entitled, for so long as it owns an aggregate limited partnership interest in our company of at least 5% of our issued and outstanding units on a fully-diluted basis, to designate one individual to the BPY General Partner’s board of directors. Such individual must meet the standards of independence established by the NYSE and the TSX and be reasonably acceptable to the board of directors. As of the date of this Form 20-F, the Class A Preferred Unitholder has not exercised this right.

Election and Removal of Directors

The BPY General Partner’s board of directors is appointed by its shareholders and each of its current directors will serve until the earlier of his or her death, resignation or removal from office. Any director designated by the Class A Preferred Unitholder may be removed or replaced by the Class A Preferred Unitholder at any time. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of the BPY General Partner’s shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the BPY General Partner’s shareholders. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors, or becomes prohibited by law from acting as a director.

Action by the Board of Directors

The BPY General Partner’s board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. The BPY General Partner’s board of directors will hold a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken. Depending on the size of the board of directors, each director shall be entitled to a number of votes set forth in the bye-laws of the BPY General Partner such that any director designated by the Class A Preferred Unitholder will have less than 10% of the aggregate number of votes that may be cast by all directors taken together.

Transactions Requiring Approval by the Governance and Nominating Committee

The BPY General Partner’s governance and nominating committee has approved a conflicts policy which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise. These transactions include:

•	acquisitions by us from, and dispositions by us to, Brookfield;

•	the dissolution of our partnership or the Property Partnership;

•	any material amendment to our Master Services Agreement, the Relationship Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement;

•	any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;

•	termination of, or any determinations regarding indemnification under, our Master Services Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; and

•	any other material transaction involving us and Brookfield

Our conflicts policy requires the transactions described above to be approved by the BPY General Partner’s governance and nominating committee. Pursuant to our conflicts policy, the BPY General Partner’s governance and nominating committee may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. The conflicts policy can be amended at the discretion of the BPY General Partner’s governance and nominating committee. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest and Fiduciary Duties”.

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

The governance and nominating committee has approved a conflicts policy which addresses the approval and other requirements for transactions in which there is a greater potential for a conflict of interest to arise. The governance and nominating committee may be required to approve any such transactions. See “- Transactions Requiring Approval by the Governance and Nominating Committee”.

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

Indemnification and Limitations on Liability

Our Limited Partnership Agreement

The laws of Bermuda permit the partnership agreement of a limited partnership, such as our company, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. The laws of Bermuda also permit a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement - Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under our limited partnership agreement.

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

 6.D. EMPLOYEES

As at December 31, 2014, our operating entities had approximately 14,000 employees. Our company does not currently have any senior management who carry out the management and activities of our company. The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement.

 6.E. SHARE OWNERSHIP

Each of the directors and officers of the BPY General Partner own less than 1% of our units.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A. MAJOR SHAREHOLDERS

As of the date of this Form 20-F, there are 255,684,519 limited partnership units of our company outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, Future Fund Board of Guardians, or Future Fund, Partners Limited and the Class A Preferred Unitholder, beneficially owns or controls or directs, directly or indirectly, more than 5% of our units. See also the information contained in this Form 20-F under Item 10.B “Additional Information - Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.

As of March 11, 2015, 130,693 of our outstanding units were held by 1,371 holders of record in the United States, not including units of our company held of record by DTC. As of March 11, 2015, DTC was the holder of record of 67,462,617 units.

As of March 11, 2015, 300,892 of our outstanding units were held by 4,274 holders of record in Canada, not including units of our company held of record by CDS. As of March 11, 2015, CDS was the holder of record of 187,777,364 units.

The following table presents information regarding the beneficial ownership of our company, as of March 11, 2015, by each person or entity that we know beneficially owns 5% or more of our company.

	Units Outstanding
Name and Address	Units Owned(1)		Percentage
Brookfield Asset Management Inc. Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	482,797,859	(2)	68	%(2)

Future Fund Board of Guardians Level 43, 120 Collins Street Melbourne VIC 3000, Australia	12,128,906	(3)	5	%(3)

Manulife Financial Corporation 200 Bloor Street East Toronto, Ontario M4W 1E5	15,338,833	(4)	6	%(4)

Partners Limited Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	486,411,305	(5)	68	%(5)

Qatar Investment Authority Q-Tel Tower Diplomatic Area Street, West Bay Doha, Qatar	70,038,911	(6)	9	%(6)

(1)	Units Owned includes our limited partnership units, and for Brookfield Asset Management and Partners Limited, also includes Redemption-Exchange Units, and for Brookfield Asset Management, also includes GP Units and Special LP Units.

(2)	Brookfield beneficially owns 45,249,882 of our units, 138,875 GP Units, 432,649,105 Redemption-Exchange Units and 4,759,997 Special LP Units. Brookfield has a 68% interest in our company assuming the exchange of the Redemption-Exchange Units and the Exchange LP Units not held by us, and a 61% interest in our company on a fully-exchanged basis.

(3)	Based on information provided on the Schedule 13D filed with the SEC by Future Fund on November 12, 2013, as amended on April 2, 2014. On a fully-exchanged basis, the percentage beneficially owned by Future Fund would be less than 2%. As disclosed in Future Fund’s Schedule 13D, Future Fund may be deemed to be the beneficial owner of units beneficially owned by Brookfield and its affiliates, and Future Fund disclaims beneficial ownership of such units.

(4)	Based on information provided on the Schedule 13G filed by Manulife on February 11, 2015. On a fully-exchanged basis, the percentage beneficially owned by Manulife would be less than 2%.

(5)	Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield Asset Management, directly or indirectly, for the long-term. Partners Limited’s holdings of our company include the Brookfield Asset Management holdings noted above plus 3,613,446 of our units held directly by its subsidiary, Partners Value Fund Inc.

(6)	Represents ownership on a fully-exchanged basis.

Our major unitholders have the same voting rights as all other holders of our units.

 7.B. RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH BROOKFIELD

Brookfield Asset Management

Brookfield Asset Management is a global alternative asset manager with approximately $200 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on property, infrastructure, renewable power and private equity. Brookfield has a range of public and private investment products and services. Brookfield Asset Management is listed on the NYSE under the symbol “BAM”, on the TSX under the symbol “BAM.A” and on the NYSE Euronext under the symbol “BAMA”.

Brookfield believes its operating experience is an essential differentiating factor in its past ability to generate significant risk-adjusted returns. In addition, Brookfield has demonstrated particular expertise in sourcing and executing large-scale multi-faceted transactions across a wide spectrum of real estate sectors and geographies.

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

In the commercial property industry, it is common for assets to be owned through consortiums and partnerships of institutional equity investors and owner/operators such as ourselves. Accordingly, an integral part of our strategy is to pursue acquisitions through arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue acquisitions on a specialized or global basis.

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

Our ability to grow depends in part on Brookfield identifying and presenting us with acquisition opportunities. Brookfield’s commitment to us and our ability to take advantage of opportunities is subject to a number of limitations such as our financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with our strategy, limitations arising from the tax and regulatory regimes that govern our affairs and certain other restrictions. See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield”. Under the terms of the Relationship Agreement, our company, the Property Partnership and the Holding Entities have acknowledged and agreed that, subject to providing us the opportunity to participate on the basis described above, Brookfield may pursue other business activities and provide services to third parties that compete directly or indirectly with us. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Our company, the Property Partnership and the Holding Entities have acknowledged and agreed that some of these entities may have objectives that overlap with our objectives or may acquire commercial property that could be considered appropriate acquisitions for us, and that Brookfield may have financial incentives to assist those other entities over us. If any of the Service Providers determine that an opportunity is not suitable for us, Brookfield may still pursue such opportunity on its own behalf. Our company, the Property Partnership and the Holding Entities have further acknowledged and agreed that nothing in the Relationship Agreement will limit or restrict: (i) Brookfield’s ability to make any investment recommendation or take any other action in connection with its public securities business; (ii) Brookfield from investing in any loans or debt securities or from taking any action in connection with any loan or debt security notwithstanding that the underlying collateral comprises or includes commercial property provided that the original purpose of the investment was not to acquire a controlling interest in such property; or (iii) Brookfield from acquiring or holding an investment of less than 5% of the outstanding shares of a publicly traded company or from carrying out any other investment in a company or real estate portfolio where the underlying assets do not principally constitute commercial property. Due to the foregoing, we expect to compete from time to time with other affiliates of Brookfield Asset Management or other third parties for access to the benefits that we expect to realize from Brookfield Asset Management’s involvement in our business.

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

In connection with the issuance of the Class A Preferred Units, Brookfield has agreed with the Class A Preferred Unitholder that the Class A Preferred Units will rank pari passu with CanHoldco’s Class A senior preferred shares, Class B preferred shares and Class C preferred shares in the payment of dividends, and that this will not prevent CanHoldco from redeeming its preferred shares except in the event of a dissolution, liquidation or winding-up of CanHoldco, in which case the Class A Preferred Units will rank pari passu with CanHoldco’s preferred shares.

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

Redemption-Exchange Mechanism

At any time after April 15, 2015, the holders of Redemption-Exchange Units of the Property Partnership will have the right to require the Property Partnership to redeem all or a portion of the Redemption-Exchange Units for either (a) cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments) or (b) such other amount of cash as may be agreed by the relevant holder and the Property Partnership, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for our units. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Redemption-Exchange Mechanism”. Taken together, the effect of the redemption right and the right of exchange is that the holders of Redemption-Exchange Units will receive our units, or the value of such units, at the election of our company. Should we determine not to exercise our right of exchange, cash required to fund a redemption of Redemption-Exchange Units will likely be financed by a public offering of our units.

Registration Rights Agreement

Our company has entered into a customary registration rights agreement with Brookfield pursuant to which we have agreed that, upon the request of Brookfield, our company will file one or more registration statements to register for sale, under the U.S. Securities Act of 1933, as amended or one or more prospectuses to qualify the distribution in Canada, any of our units held by Brookfield (including units of our company acquired pursuant to the Redemption-Exchange Mechanism). Under the registration rights agreement, our company is not required to file a U.S. registration statement or a Canadian prospectus unless Brookfield requests that units having a value of at least $50 million be registered or qualified. In the registration rights agreement, we have agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions, which will be borne by the selling unitholder, and to indemnify Brookfield for material misstatements or omissions in the registration statement and/or prospectus.

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

We believe these arrangements create an incentive for Brookfield to manage our company in a way that helps us achieve our goal of creating value for our unitholders both through distributions and capital appreciation. For a further explanation of the equity enhancement and incentive distributions, together with examples of how such amounts are calculated, see Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Distributions”.

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

Special Limited Partner Distributions

Pursuant to the limited partnership agreement of the Property Partnership, Property Special LP is entitled to receive a distribution from the Property Partnership equal to a share of the total distributions of the Property Partnership in proportion to Property Special LP’s percentage interest in the Property Partnership which will be equal to 1% of the total distributions of the Property Partnership. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Distributions”.

Credit Facility

On December 6, 2013, we entered into a $500 million subordinated credit facility with Brookfield to supplement our liquidity. Under the facility, we do not pay a commitment fee on any undrawn balance. The size of this facility was increased to $700 million in March 2014 and to $1 billion in December 2014.

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, the BPY General Partner’s bye-laws, the Property Partnership’s limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”, Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement - Indemnification; Limitations of Liability” and Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Indemnification; Limitations of Liability”.

Maturity of Class A Preferred Units

The Class A Preferred Units are exchangeable at the option of the Class A Preferred Unitholder into our units at a price of $25.70 per unit and were issued on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. After three years for the seven-year tranche and four years for the ten- and twelve-year tranches, we can effectively require a holder of Class A Preferred Units to exchange the Class A Preferred Units into our units as long as our units are trading at or above 125%, 130% and 135%, respectively, of the exchange price. Upon maturity, the Class A Preferred Units that remain outstanding will be redeemed in exchange for our units valued at the 20-day, volume-weighted average trading price at such time. To the extent that the market price of our units is less than 80% of the exchange price at maturity, Brookfield has contingently agreed to acquire the seven-year and ten-year tranches of Class A Preferred Units from the holder of Class A Preferred Units for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Units with terms and conditions substantially similar to the twelve-year tranche. Brookfield has also agreed with the Class A Preferred Unitholder to grant Brookfield the right to purchase all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder a maturity, and to grant the Class A Preferred Unitholder the right to sell all or any portion of the Class A Preferred Unitholders held by the Class A Preferred Unitholder at maturity, in each case at a price equal to the issue price for such Class A Preferred Units plus accrued and unpaid dividends.

Conflicts of Interest and Fiduciary Duties

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between our company and our unitholders, on the one hand, and Brookfield, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

•	in originating and recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

•	because of the scale of typical commercial property acquisitions and because our strategy includes completing acquisitions through consortium or partnership arrangements with pension funds and other investors, we will likely make co-investments with Brookfield and Brookfield-sponsored funds or Brookfield-sponsored or co-sponsored consortiums and partnerships involving third party investors to whom Brookfield will owe fiduciary duties, which it does not owe to us;

•	the same professionals within Brookfield’s organization who are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

•	there may be circumstances where Brookfield will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy, limits arising due to regulatory or tax considerations, limits on our financial capacity or because of the immaturity of the target assets and Brookfield is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

•	where Brookfield has made an acquisition, it may transfer it to us at a later date after the assets have been developed or we have obtained sufficient financing;

•	our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

•	as certain of our arrangements with Brookfield were effectively determined by Brookfield in the context of the Spin-off, they may contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties;

•	Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements;

•	Brookfield is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield’s resources, personnel and acquisition opportunities to others who compete with us;

•	Brookfield does not owe our company or our unitholders any fiduciary duties, which may limit our recourse against it; and

•	the liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for its own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders.

See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders”.

With respect to transactions in which there may be a conflict of interest, the BPY General Partner may be required to seek the prior approval of its governance and nominating committee pursuant to a conflicts policy that has been approved by its governance and nominating committee. These transactions include: (i) acquisitions by us from, and dispositions by us to, Brookfield; (ii) the dissolution of our partnership or the Property Partnership; (iii) any material amendment to our Master Services Agreement, the Relationship Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; (iv) any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (v) termination of, or any determinations regarding indemnification under, our Master Services Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; and (vi) any other material transaction involving us and Brookfield. Pursuant to our conflicts policy, the BPY General Partner’s governance and nominating committee may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, or MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. See “Canadian Securities Law Exemptions” below for application of MI 61-101 to our company.

The conflicts policy states that conflicts be resolved based on the principles of transparency, third-party validation and approvals. The policy recognizes the benefit to us of our relationship with Brookfield and our intent to pursue a strategy that seeks to maximize the benefits from this relationship. The policy also recognizes that the principal areas of potential application of the policy on an ongoing basis are in connection with our acquisitions and our participation in Brookfield led consortiums and partnership arrangements, together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying operating entities.

In general, the conflicts policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield-led or co-led consortium or partnership be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by the Property Partnership’s limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms (or better). The policy generally provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained. These requirements provided for in the conflicts policy are in addition to any disclosure, approval, or valuation requirements that may arise under applicable law.

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

These modifications to the BPY General Partner board of director’s fiduciary duties are detrimental to our unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of our company or the best interests of our unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us and our unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the BPY General Partner to attract and retain experienced and capable directors and to take actions that we believe are necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders.”

Canadian Securities Law Exemptions

MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our market capitalization, if the indirect equity interest in our company, which is held in the form of Redemption-Exchange Units, or in the form of non-voting Exchange LP Units, is included in the calculation of our company’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximate 63% indirect interest in our company held in the form of Redemption-Exchange Units. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest and Fiduciary Duties” above and Item 10.B “Memorandum and Articles of Association – Description of Our Units and Our Limited Partnership Agreement – Exchange LP Units and the Support Agreement” below.

Although our company is a reporting issuer in Canada, it is an “SEC foreign issuer” under Canadian securities regulations and exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation as long as we comply with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our company’s unitholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada. Our company has undertaken to the provincial and territorial securities regulatory authorities in Canada that to the extent it complies with the foreign private issuer disclosure regime under U.S. securities law:

•	our company will only rely on the exemptions in Part 4 of National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers;

•	our company will not rely on any exemption from the foreign private issuer disclosure regime;

•	our company will file its financial statements pursuant to Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations, or NI 51-102, except that our company does not have to comply with the conditions in section 4.2 of NI 51-102 if it files such financial statements on or before the date that it is required to file its Form 20-F with the SEC;

•	our company will file an interim financial report as set out in Part 4 of NI 51-102 and the management’s discussion and analysis as set out in Part 5 of NI 51-102 for each period commencing on the first day of the financial year and ending nine, six, or three months before the end of the financial year;

•	our company will file a material change report as set out in Part 7 of NI 51-102 in respect of any material change in the affairs of our company that is not reported or filed by our company on SEC Form 6-K; and

•	our company will include in any prospectus filed by our company financial statements or other information about any acquisition that would have been or would be a significant acquisition for the purposes of Part 8 of NI 51-102 that our company has completed or has progressed to a state where a reasonable person would believe that the likelihood of our company completing the acquisition is high if the inclusion of the financial statements is necessary for the prospectus to contain full, true and plain disclosure of all materials facts relating to the securities being distributed. The requirement to include financial statements or other information will be satisfied by including or incorporating by reference (a) the financial statements or other information as set out in Part 8 of NI 51-102, or (b) satisfactory alternative financial statements or other information, unless at least nine months of the operations of the acquired business or related businesses are incorporated into our company’s current annual financial statements included or incorporated by reference in the prospectus.

OUR MASTER SERVICES AGREEMENT

The Service Recipients have entered into a Master Services Agreement pursuant to which the Service Providers have agreed to provide or arrange for other Service Providers to provide management and administration services to our company and the other Service Recipients.

The following is a summary of certain provisions of our Master Services Agreement and is qualified in its entirety by reference to all of the provisions of the agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Our Master Services Agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our unitholders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Documents on Display”.

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

Management Fee

Pursuant to our Master Services Agreement, we pay a base management fee to the Service Providers equal to $12.5 million per quarter subject to an annual escalation by a specified inflation factor. For any quarter in which the BPY General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or Redemption-Exchange Units, subject to certain conditions.

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

If our Master Services Agreement is terminated, the Relationship Agreement and any of Brookfield Asset Management’s obligations under the Relationship Agreement will also terminate.

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

VOTING AGREEMENTS

Our company and Brookfield have determined that it is advisable for our company to have control over the entities through which we hold certain of our operating entities, or the Specified Entities, including certain of our investments by private equity funds. Accordingly, our company has entered into voting agreements to provide us with voting rights over the Specified Entities.

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

The aggregate indebtedness to Brookfield Office Properties (one of our operating entities) or its subsidiaries of all officers, directors and employees and former officers, directors and employees of Brookfield Office Properties and its subsidiaries is C$698,726. No loans have been extended by Brookfield Office Properties since July 30, 2002 to directors, executives or senior officers of Brookfield Office Properties. Richard B. Clark, the former CEO of Brookfield Office Properties, has an outstanding non-interest bearing loan from Brookfield Office Properties of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2014 was C$698,726. Mr. Clark’s securities purchased with the loan are held as security for the loan.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Form 20-F, no director or senior officer of the BPY General Partner or the Service Providers or other insider of our company, nor any associate or affiliate of the foregoing persons, has any existing or potential material conflict of interest with our company, the Property Partnership or any of its subsidiaries or interest in any material transaction involving our company, the Property Partnership or any of its subsidiaries.

 7.C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

 8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements”.

 8.B. SIGNIFICANT CHANGES

In February 2015, the Board of Directors of the BPY General Partner announced a 6% increase in our quarterly distribution from $0.25 to $0.265 per unit ($1.06 per unit on an annual basis).

In December 2014, the Canary JV made a final cash offer for the acquisition of the ordinary shares of Songbird, the parent company of Canary Wharf, for £3.50 per share. The Canary JV acquired more than 90% of the outstanding Songbird shares and has commenced a procedure to squeeze out the remaining Songbird shareholders. In addition, in February 2015, the Canary JV made a cash offer for the acquisition of the shares of Canary Wharf not owned by Songbird for £6.45 per share. In connection with this offer, the Canary JV acquired or agreed to acquire more than 90% of the outstanding Canary Wharf shares and has commenced a procedure to squeeze out the remaining Canary Wharf shareholders. These squeeze out procedures are expected to be completed in April 2015, after which the Canary JV will own all of the outstanding shares of Songbird and Canary Wharf.

In March 2015, our partnership acquired the remaining 40% equity interest in Candor Office Parks for total consideration of approximately $196 million.

ITEM 9. THE OFFER AND LISTING

 9.A. OFFER AND LISTING DETAILS

The following table sets forth the annual high and low prices for our units on the TSX and NYSE for the periods indicated since when-issued trading commenced on April 15, 2013:

	Units on TSX		Units on NYSE
	High	Low	High	Low
	(C$)	(C$)	(US$)	(US$)
Year Ended December 31, 2013	24.70	19.47	23.99	18.80
Year Ended December 31, 2014	27.55	20.41	23.94	18.19

The following table sets forth the quarterly high and low prices for the Units on the TSX and NYSE for the periods indicated for the past two financial years:

	Units on TSX		Units on NYSE
	High	Low	High	Low
	(C$)	(C$)	(US$)	(US$)
April 15, 2013 to June 30, 2013	24.70	20.10	23.99	19.07
July 1, 2013 to September 30, 2013	22.25	19.47	21.49	18.80
October 1, 2013 to December 31, 2013	21.88	19.59	20.50	18.85
January 1, 2014 to March 31, 2014	22.26	20.41	20.23	18.19
April 1, 2014 to June 30, 2014	22.77	20.45	20.92	18.50
July 1, 2014 to September 30, 2014	23.90	21.66	21.94	20.21
October 1, 2014 to December 31, 2014	27.55	22.60	23.94	20.24
January 1, 2015 to March 11, 2015	33.12	26.40	26.54	22.63

The following table sets forth, for the periods indicated, the market price ranges and trading volumes of the Units on the TSX and NYSE for the most recent six months:

	Units on TSX			Units on NYSE
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)		(US$)	(US$)
2014
October	25.78	22.60	7,979,456	22.86	20.24	7,504,780
November	27.17	25.43	2,245,795	23.81	22.29	2,489,357
December	27.55	25.67	2,340,837	23.94	22.10	5,992,963

2015
January	31.11	26.40	3,710,691	24.46	22.63	3,767,870
February	33.12	30.01	4,034,926	26.54	23.84	6,272,877
March (March 1 to March 11)	31.75	29.55	1,242,370	25.43	23.43	1,727,386

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

 10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of our units and our limited partnership agreement, and is qualified in its entirety by reference to all of the provisions of our limited partnership agreement. Because this description is only a summary of the terms of our units and our limited partnership agreement, it does not contain all of the information that you may find useful. For more complete information, you should read our limited partnership agreement. The limited partnership agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our holders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Documents on Display”.

Formation and Duration

Our company is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. Our company has a perpetual existence and will continue as a limited liability partnership unless terminated or dissolved in accordance with our limited partnership agreement. Our partnership interests consist of our units, which represent limited partnership interests in our company, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “- Issuance of Additional Partnership Interests”.

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

Our Units

Our units are non-voting limited partnership interests in our company. A holder of our units does not hold a share of a body corporate. As holders of units of our company, holders will not have statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The rights of holders of units of our company are based on our limited partnership agreement, amendments to which may be proposed only by or with the consent of the BPY General Partner as described below under “- Amendment of Our Limited Partnership Agreement”.

Units of our company represent a fractional limited partnership interest in our company and do not represent a direct investment in our company’s assets and should not be viewed by investors as direct securities of our company’s assets. Holders of our units are not entitled to the withdrawal or return of capital contributions in respect of our units, except to the extent, if any, that distributions are made to such holders pursuant to our limited partnership agreement or upon the liquidation of our company as described below under “- Liquidation and Distribution of Proceeds” or as otherwise required by applicable law. Except to the extent expressly provided in our limited partnership agreement, a holder of our units does not have priority over any other holder of our units, either as to the return of capital contributions or as to profits, losses or distributions.

Holders of our units do not have the ability to call meetings of unitholders, and holders of our units are not entitled to vote on matters relating to our company except as described below under “- No Management or Control; No Voting”. Any action that may be taken at a meeting of unitholders may be taken without a meeting if written consent is solicited by or on behalf of the BPY General Partner and it receives approval of not less than the minimum percentage of support necessary to authorize or take such action at a meeting as described below under “- Meetings”.

Exchange LP Units and the Support Agreement

In connection with the acquisition of Brookfield Office Properties, Canadian residents had the election to receive in exchange for their common shares an Exchange LP Unit instead of our units, which allows for full or partial deferral of capital gains for Canadian federal income tax purposes. Holders of Exchange LP Units are entitled to receive distributions economically equivalent to the distributions, if any, paid from time to time by us on our units. Exchange LP Units are not transferrable, except upon the death of a holder.

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

Exchange LP has the right, commencing on the seventh anniversary of the initial take-up date of the Offer, to redeem all of the then outstanding Exchange LP Units for a purchase price equal to one of our units for each outstanding Exchange LP Unit plus the Distribution Amount, if any. The redemption date may be accelerated if certain conditions are met. As an alternative to Exchange LP exercising its redemption right, we can require that each holder of Exchange LP Units sell all the Exchange LP Units held by such holder to us on the redemption date upon payment by us to such holder of the purchase price for such Exchange LP Units.

Under the Support Agreement between us and Exchange LP, we have covenanted that, so long as such Exchange LP Units not owned by us or our subsidiaries are outstanding, we will, among other things: (a) not declare or pay any distribution on our units unless (i) on the same day Exchange LP declares or pays, as the case may be, an equivalent distribution on the Exchange LP Units and (ii) Exchange LP has sufficient money to pay such distribution; (b) take actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the Exchange LP Units are the same as those for any corresponding distributions on our units; (c) take all actions reasonably necessary to enable Exchange LP to pay the liquidation amount, the retraction price or the redemption price to the holders of the Exchange LP Units in the event of a liquidation, dissolution or winding up of Exchange LP, a retraction request by a holder of Exchange LP Units or a redemption of Exchange LP Units, as the case may be.

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

The foregoing is a summary of certain of the material terms of the Exchange LP Units, as set out in the limited partnership agreement of Exchange LP, and the Support Agreement and is qualified in its entirety by reference to the full text of the limited partnership agreement of Exchange LP and the Support Agreement, which are available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com .

Class A Preferred Units and Redemption-Exchange Units

The Class A Preferred Units and Redemption-Exchange Units are exchangeable into our units in accordance with the Preferred Unit Exchange Mechanism and the Redemption-Exchange Mechanism, respectively.

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

Issuance of Additional Partnership Interests

The BPY General Partner has broad rights to cause our company to issue additional partnership interests and may cause us to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. In connection with the issuance of the Class A Preferred Units by the Property Partnership, we are restricted from issuing our units at a price per unit below the exchange price per unit of the Class A Preferred Units ($25.70) until June 2015. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BPY General Partner in its sole discretion, all without the approval of our limited partners.

Investments in Property Partnership

If and to the extent that our company raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in the Property Partnership, unless otherwise agreed by us and the Property Partnership.

Capital Contributions

No partner has the right to withdraw any or all of its capital contribution. The limited partners have no liability for further capital contributions to our company. Each limited partner’s liability will be limited to the amount of capital such partner is obligated to contribute to our company for its limited partner interest plus its share of any undistributed profits and assets, subject to certain exceptions. See “- Limited Liability” below.

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

The BPY General Partner has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The BPY General Partner has adopted a distribution policy pursuant to which our company intends to make quarterly cash distributions in the amount currently anticipated to be approximately $1.06 per unit on an annualized basis. We are targeting an initial pay-out ratio of approximately 80% of FFO. See Item 5.A. “Operating and Financial Review and Prospects - Operating Results” for a discussion of FFO. We will initially pursue a distribution growth rate target in the range of 5% to 8% annually. Our company, the Property Partnership or one or more Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

From time to time our distributions may exceed the above percentages as a result of acquisitions that are attractive on a long-term cash flow and/or return basis but are not immediately accretive to FFO. However, there can be no assurance that we will be able to make distributions in the amounts discussed above or meet our target growth rate. Our company’s ability to make distributions will depend on our company receiving sufficient distributions from the Property Partnership, which in turn will depend on the Property Partnership receiving sufficient distributions from the Holding Entities, and we cannot assure you that our company will in fact make cash distributions as intended. In particular, the amount and timing of distributions will depend upon a number of factors, including, among others, our actual results of operations and financial condition, the amount of cash that is generated by our operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to leverage our operations and investments or to fund liquidity needs, levels of operating and other expenses, contingent liabilities and other factors that the BPY General Partner deems relevant.

Distributions made by the Property Partnership will be made pro rata with respect to the Property Partnership’s managing general partnership interest owned by us and those limited partnership interests owned by Brookfield. Our company’s ability to make distributions will also be subject to additional risks and uncertainties, including those set forth in this Form 20-F under Item 3.D. “Key Information - Risk Factors” and Item 5. “Operating and Financial Review and Prospects”. In particular, see Item 3.D “Key Information - Risk Factors - We may not be able to make distributions to holders of our units in amounts intended or at all” and “- Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders.” In addition, the BPY General Partner will not be permitted to cause our company to make a distribution if we do not have sufficient cash on hand to make the distribution, if the distribution would render our company insolvent or if, in the opinion of the BPY General Partner, the distribution would leave us with insufficient funds to meet any future or contingent obligations.

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

2.	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by our company to, the BPY General Partner or any of its affiliates without the consent of the BPY General Partner, which may be given or withheld in its sole discretion.

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

Opinion of Counsel and Limited Partner Approval

The BPY General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “- No Limited Partner Approval” should occur. No other amendments to our limited partnership agreement will become effective without the approval of holders of at least 90% of our units, unless our company obtains an opinion of counsel to the effect that the amendment will not (i) cause our company to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the BPY General Partner has not made the election described below under “- Election to be Treated as a Corporation”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of our company’s limited partners.

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

Sale or Other Disposition of Assets

Our limited partnership agreement generally prohibits the BPY General Partner, without the prior approval of the holders of at least 66 2/ 3% of the voting power of our units, from causing our company to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. However, the BPY General Partner, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets (including for the benefit of persons who are not our company or our company’s subsidiaries) without that approval. The BPY General Partner may also sell all or substantially all of our assets under any forced sale of any or all of our assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

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

Our partnership will be dissolved upon the withdrawal of the BPY General Partner as the general partner of our partnership (unless a successor entity becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our limited partnership agreement that are described below under “- Withdrawal of the BPY General Partner”) or the date on which any court of competent jurisdiction enters a decree of judicial dissolution of our partnership or an order to wind-up or liquidate the BPY General Partner without the appointment of a successor in compliance with the provisions of our limited partnership agreement that are described below under “- Withdrawal of the BPY General Partner”. Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and provided a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the general partner, but only if our partnership receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner.

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

Upon the withdrawal of a general partner, the holders of at least a majority of our units may select a successor to that withdrawing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our company will be dissolved, wound up and liquidated. See “- Termination and Dissolution” above.

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

Our limited partnership agreement provides that each person who is entitled to be indemnified by our company (other than the BPY General Partner), as described below under “- Indemnification; Limitation on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by us. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity and any other holding entity established by us (or any of their respective investors), and shall be deemed not to be a breach of the BPY General Partner’s fiduciary duties or any other obligation of any type whatsoever of the BPY General Partner. None of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, any other holding entity established by us or any other person shall have any rights by virtue of our limited partnership agreement or our partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our company as described below under “- Indemnification; Limitation on Liability”.

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

Any conflicts of interest and potential conflicts of interest that are approved by the BPY General Partner’s governance and nominating committee from time to time will be deemed approved by all partners. Pursuant to our conflicts policy, by a majority vote, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest and Fiduciary Duties”.

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

Accounts, Reports and Other Information

Under our limited partnership agreement, within the time required by applicable laws and regulations, including any rules of any applicable securities exchange, the BPY General Partner is required to prepare financial statements in accordance with IFRS or such other appropriate accounting principles as determined from time to time and make publicly available as of a date selected by the BPY General Partner, in its sole discretion, our company’s financial statements together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the BPY General Partner deems appropriate. Our company’s annual financial statements must be audited by an independent accounting firm of international standing. Our company’s quarterly financial statements may be unaudited and will be made available publicly as and within the time period required by applicable laws and regulations, including any rules of any applicable securities exchange.

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

Book-Based System

Our units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, CDS, or the Depository Trust Company, or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of our units may be effected through the book-based system administered by CDS or DTC as applicable.

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

We have included a summary of what we believe are the most important provisions of the Property Partnership’s limited partnership agreement because we conduct our operations through the Property Partnership and the Holding Entities and our rights with respect to our partnership interest in the Property Partnership are governed by the terms of the Property Partnership’s limited partnership agreement. Because this description is only a summary of the terms of the agreement, it does not contain all of the information that you may find useful. For more complete information, you should read the Property Partnership’s limited partnership agreement. The agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our unitholders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Documents on Display”.

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

Units

In connection with the Spin-off, Class A limited partnership units of the Property Partnership were issued to our company, the Redemption-Exchange Units were issued to certain wholly-owned subsidiaries of Brookfield Asset Management and the general partnership interests were issued to Property Special LP (formerly known as Brookfield Property GP L.P.). On August 8, 2013, we effected a restructuring pursuant to which: (i) all of the Class A limited partnership units of the Property Partnership were reclassified as Managing General Partner Units; and (ii) all of the general partnership interests in the Property Partnership were reclassified as Special LP Units.

As of the date hereof, the Property Partnership has four classes of units: Redemption-Exchange Units, Special LP Units, Managing General Partner Units and Preferred Units. Holders of any class of Property Partnership units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Property Partnership’s limited partnership agreement or upon the dissolution of the Property Partnership as described below under “- Dissolution” or as otherwise required by applicable law. Holders of the Property Partnership’s units are not entitled to vote on matters relating to the Property Partnership except as described below under “- No Management or Control; No Voting”. Except to the extent expressly provided in the Property Partnership’s limited partnership agreement, a holder of Property Partnership units will not have priority over any other holder of Property Partnership units, either as to the return of capital contributions or as to profits, losses or distributions. Except with respect to the Class A Preferred Units, the Property Partnership’s limited partnership agreement does not contain any restrictions on ownership of the Property Partnership units. The units of the Property Partnership have no par or other stated value.

All of the outstanding Redemption-Exchange Units and Special LP Units are held by certain wholly-owned subsidiaries of Brookfield Asset Management and all of the outstanding Managing General Partner Units are held by our company. As of the date hereof, all of the outstanding Preferred Units are held by the Class A Preferred Unitholder.

Issuance of Additional Partnership Interests

The Property Partnership may issue additional partnership interests (including Managing General Partner Units, Preferred Units, Special LP Units and Redemption-Exchange Units as well as new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as our company may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by our company in its sole discretion, all without the approval of our limited partners.

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

A holder of Redemption-Exchange Units who delivers a notice of redemption will receive, on the redemption-exchange date and subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for units of our company, either (a) cash in an amount equal to the market value of one of our units (as determined by reference to the five day volume weighted average of the trading price of our units on the principal stock exchange for our units based on trading volumes) multiplied by the number of units to be redeemed or (b) such other amount of cash as may be agreed by such holder and the Property Partnership. Upon its receipt of the redemption notice, our company will have a right to elect, at its sole discretion, to acquire all (but not less than all) Redemption-Exchange Units presented to the Property Partnership for redemption in exchange for units of our company on a one-for-one basis. Upon a redemption, the holder’s right to receive distributions with respect to the Redemption-Exchange Units so redeemed will cease.

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

Brookfield’s aggregate interest in our company is approximately 68% as of the date of this Form 20-F assuming the exchange of the Redemption-Exchange Units and Exchange LP Units not held by us, and is currently approximately 61% on a fully-exchanged basis.

Class A Preferred Units

The Class A Preferred Units were issued to the Class A Preferred Unitholder on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. In addition, a holder of the Class A Preferred Units is entitled to receive an additional distribution, or excess distribution, in any quarter in which the greater of (i) the aggregate distributions declared on an exchange number of our units and (ii) the aggregate distributions paid on an exchange number of the Redemption-Exchange Units divided by an exchange ratio, exceeds the base distribution such holder is entitled to receive for such quarter. Pursuant to the terms of the Class A Preferred Units, the Property Partnership shall not declare or pay dividends on its Managing General Partner Units or Redemption-Exchange Units, or buy back such units, unless it has paid or also pays any arrears of dividends to the holder of the Class A Preferred Units.

In connection with the issuance of the Class A Preferred Units, our company has agreed to guarantee the obligation of the Property Partnership to pay a liquidation amount in the event of the liquidation, dissolution or winding-up of the Property Partnership equal to the issue price per Class A Preferred Unit together with all accrued and unpaid dividends. Such guarantee ranks junior to any indebtedness of our company, pari passu with all obligations of our company in respect of any preferred partnership interested issued by our company from time to time, and senior to all obligations of our company with respect of all other non-preferred partnership units issued by our company from time to time.

Our company has entered into an investor agreement with the Class A Preferred Unitholder in connection with the issuance of the Class A Preferred Units pursuant to which we have agreed that, upon the request of a holder of the Class A Preferred Units, our company will file up to four registration statements to register for sale, under the U.S. Securities Act of 1933, as amended or up to four prospectuses to qualify the distribution in Canada, any of our units acquired pursuant to the Preferred Unit Exchange Mechanism. Our company is not required to file a U.S. registration statement or a Canadian prospectus unless such holder requests that units having a value of at least $50 million be registered or qualified. We have agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions, which will be borne by the selling unitholder, and to indemnify the selling unitholder for material misstatements or omissions in the registration statement and/or prospectus.

Pursuant to the investor agreement, the Class A Preferred Unitholder is also entitled, for so long as it owns an aggregate limited partnership interest in our company of at least 5% of our issued and outstanding units on a fully-diluted basis, to designate one individual to the BPY General Partner’s board of directors. Such individual must meet the standards of independence established by the NYSE and the TSX and be reasonably acceptable to the board of directors.

The Class A Preferred Unitholder is not entitled to transfer the Class A Preferred Units (or the units into which they are exchangeable) except in accordance with the investor agreement. The investor agreement permits transfers to affiliates of the Class A Preferred Unitholder. In addition, the restrictions on transfer in the investor agreement will be lifted in respect of one-third of the Class A Preferred Units of each series (or the Units into which they are exchangeable) on each of the first, second and third anniversaries of the date of the agreement. The rights under the investor agreement are only transferable to an affiliate of the Class A Preferred Unitholder.

Preferred Unit Exchange Mechanism

The Class A Preferred Units are exchangeable at the option of a holder of such Class A Preferred Units into our units at an exchange price of $25.70 per unit. After three years for the seven-year tranche and four years for the ten- and twelve-year tranches, we can effectively require a holder of such Class A Preferred Units to exchange the Class A Preferred Units into our units as long as our units are trading at or above 125%, 130% and 135%, respectively, of the exchange price. Upon maturity, the Class A Preferred Units that remain outstanding will be redeemed in exchange for our units valued at the 20-day, volume-weighted average trading price at such time. To the extent that the market price of our units is less than 80% of the exchange price at maturity, Brookfield has contingently agreed to acquire the seven-year and ten-year tranches of Class A Preferred Units from the holder of Class A Preferred Units for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Class A Preferred Units with terms and conditions substantially similar to the twelve-year tranche.

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

Except as set forth below, prior to the dissolution of the Property Partnership, distributions of available cash (if any), including cash that has been borrowed for such purpose, in any given quarter will be made by the Property Partnership as follows, referred to as the Regular Distribution Waterfall:

•	first, 100% of any available cash to our company until our company has been distributed an amount equal to our expenses and outlays for the quarter properly incurred;

•	second, but only at such times as there are no Preferred Units outstanding, to the extent distributions in respect of Redemption-Exchange Units have accrued in previous quarters (as described in the next paragraph), 100% to all the holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to the sixth and seventh provision below, as applicable) of all amounts that have been accrued in previous quarters and not yet recovered to the holders of Redemption-Exchange Units;

•	third, an equity enhancement distribution of 100% of any available cash then remaining to Property Special LP until an amount equal to 0.3125% of the amount by which our company’s total capitalization value exceeds the total capitalization value of our company determined immediately following the Spin-off has been distributed to Property Special LP, provided that for any quarter in which our company determines that there is insufficient cash to pay this equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units. This distribution for any quarter will be reduced by an amount equal to (i) fees in excess of the base management fee of $12.5 million (plus the amount of any annual escalation by the specified inflation factor) that are payable under our Master Services Agreement in such quarter plus (ii) the proportion of each cash payment in relation to such quarter made by an Operating Entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to this equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such Operating Entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such Operating Entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (ii) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed. The total capitalization value of our company will be equal to the aggregate of the value of all of our outstanding units and the securities of other Service Recipients that are not held by our company, the Property Partnership, the Holding Entities, the operating entities or any other direct or indirect subsidiary of a Holding Entity, plus all outstanding third party debt (including, generally, debt owed to Brookfield but not amounts owed under the Brookfield revolving credit facility that was in place at closing of the Spin-off) with recourse against our company, the Property Partnership or a Holding Entity, less all cash held by such entities;

•	fourth, 100% of any available cash then remaining to holders of the Preferred Units, pro rata to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each such holder relative to the aggregate value of the issue price of all Preferred Units outstanding), until an amount equal to all preferential distribution to which the holders of the Preferred Units are entitled under the terms of the Preferred Units then outstanding (including any excess distribution and any outstanding accrued and unpaid preferential distributions from prior periods) has been distributed in respect of each Preferred Unit outstanding during such quarter;

•	fifth, at any time that Preferred Units are outstanding, 100% of any available cash then remaining to holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to the sixth and seventh provision below, as applicable) all amounts that have been deferred in previous quarters pursuant to the third provision above);

•	sixth, 100% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Preferred Units), pro rata to their percentage interests (the percentage interests as to any Preferred Unitholder shall be zero), until an amount equal to the First Distribution Threshold, scheduled to be $0.275 per unit, has been distributed in respect of each partnership interest of the Property Partnership during such quarter;

•	seventh, 85% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Preferred Units), pro rata to their percentage interests (the percentage interests as to any Preferred Unitholder shall be zero), and an incentive distribution of 15% to Property Special LP, until an amount equal to the Second Distribution Threshold, scheduled to be $0.30 per unit, has been distributed in respect of each partnership interest of the Property Partnership (other than Preferred Units) during such quarter; and

•	thereafter; 75% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Preferred Units), pro rata to their percentage interests (the percentage interests as to any Preferred Unitholder shall be zero), and an incentive distribution of 25% to Property Special LP.

In 2014, we paid $50 million of equity enhancement distributions and no incentive distributions to Property Special LP. Set forth below is an example of how the equity enhancement and incentive distributions to be made to Property Special LP are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of our company’s expectations.

		Quarterly		Annualized
Illustrative Equity Enhancement Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Initial capitalization(1)
Market value of our company’s units per unit		$21.914		$21.914
Our company’s units	82.2
Redemption-Exchange Units held by Brookfield (2)	386.1
Total units	466.3
Total market value			$10,218.2		$10,218.2

Preferred shares of holding entities held by Brookfield			1,275.0		1,275.0
Recourse debt, net of cash			(25.0)		(25.0)
Total capitalization			$11,468.2		$11,468.2

Capitalization at illustrative quarter end(3)
Market value of our company’s units per unit		$23.29		$23.29
GP Units and LP Units	254.2
Exchange LP Units	21.1
Redemption-Exchange Units held by Brookfield (2)	437.4
Total units	712.7
Total market value			$16,600.5		$16,600.5
Preferred shares of holding entities held by Brookfield			1,275.0		1,275.0
QIA preferred shares			1,800.0		1,800.0
Recourse debt, net of cash			(288.5)		(288.5)
Total capitalization			$19,387.0		$19,387.0
Increase in total capitalization			$7,918.8		$7,918.8

Days in quarter / year			90		365
Fraction of quarter / year(4)			100.00%		100.00%
Equity enhancement distribution fee rate			0.3125%		1.25%
Gross equity enhancement distribution to Property Special LP			$24.8		$99.0
Fee offsets(5)			(5.2)		(20.8)
Net equity			19.6		78.2

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

(2)       Includes (a) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for our company’s units in accordance with the Redemption-Exchange Mechanism and (b) Special Limited Partnership Units held by Property Special LP. For purposes of calculating total capitalization, the value of these securities is assumed to be equal to the value of our company’s units.

(3)      Based on the number of units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2014. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (NYSE) for the preceding five trading days; provided that if a security is not traded on a stock exchange, the fair market value of such security is determined by the BPY General Partner. For illustrative purposes only, the example above assumes a value of $23.29 per unit.

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

		Quarterly		Annualized
Illustrative Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.250		$1.000
First distribution threshold		$0.275		$1.100
Total units of Property Partnership(1)	712.7
Total first distribution			$178.2		$712.7
Distribution in excess of first distribution threshold		$-		$-
Total units of Property Partnership(1)	712.7
Second distribution to all partners			$-		$-
15% incentive distribution to Property Special LP			-		-
Total second distribution			$-		$-
Distribution in excess of second distribution threshold		$-		$-
Total units of Property Partnership(1)	712.7
Third distribution to all partners			$-		$-
25% incentive distribution to Property Special LP			-		-
Total third distribution			$-		$-
Total distributions to partners of the Property Partnership (including incentive distributions)			$178.2		$712.7
Total incentive distributions to Property Special LP			$-		$-

 (1)           Based on the number of units on December 31, 2014. Includes (a) Managing General Partner Units of the Property Partnership held by our company, (b) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for the company’s units in accordance with the Redemption-Exchange Mechanism and (c) Special Limited Partnership Units of the Property Partnership held by Property Special LP.

The table below quantifies, on a quarterly and annualized basis, all management fees and equity enhancement and incentive distributions that would be earned based on the equity enhancement and incentive distribution examples set forth above. Other than the fixed base management fee, the table below is for illustrative purposes only and is not indicative of our company’s expectations.

	Quarterly	Annualized
Total Illustrative Amounts	$m	$m
Fixed base management fee(1)	$12.5	$50.0
Equity enhancement distribution	19.6	78.2
Incentive distribution		-
Total amounts	$32.1	$128.2

 (1)           Pursuant to the Master Services Agreement, we pay the Service Providers a fixed base management fee equal to $12.5 million per quarter subject to an annual escalation by a specified inflation factor since January 1, 2014). For any quarter in which the BPY General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, we may elect to pay all or a portion of the base management fee in our units or in limited partnership units of the Property Partnership, subject to certain conditions.

If, prior to the dissolution of the Property Partnership, except at any time that Preferred Units are outstanding, available cash in any quarter is not sufficient to pay a distribution to the owners of all Property Partnership interests, pro rata to their percentage interest, then our company may elect to pay the distribution at the then current level first to our company, in respect of the Managing General Partner Units of the Property Partnership held by our company, and then to the holders of the Redemption-Exchange Units to the extent practicable, and shall accrue any such deficiency for payment from available cash in future quarters as described above.

If, prior to the dissolution of the Property Partnership, and subject to the terms of any Preferred Units then outstanding, available cash is deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Property Partnership’s assets, and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of the Property Partnership other than Preferred Unitholders in proportion to the unrecovered capital attributable to the Property Partnership interests (other than Preferred Units) held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by the Property Partnership (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

Upon the occurrence of an event resulting in the dissolution of the Property Partnership, all cash and property of the Property Partnership in excess of that required to discharge the Property Partnership’s liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital, (ii) only if there are no Preferred Units outstanding, the aggregate amount of distributions previously deferred in respect of the Redemption-Exchange Units and not previously recovered and (iii) all other cash and/or property will be distributed in the manner set forth below:

•	first, 100% to our company until our company has received an amount equal to the excess of: (i) the amount of our outlays and expenses incurred during the term of the Property Partnership; over (ii) the aggregate amount of distributions received by our company pursuant to the first tier of the Regular Distribution Waterfall during the term of the Property Partnership;

•	second, 100% to Property Special LP until Property Special LP has received an amount equal to the fair market value of the equity enhancement distribution entitlement, as determined by a qualified independent valuator in accordance with the Property Partnership’s limited partnership agreement, provided that such amount may not exceed 2.5 times the aggregate equity enhancement distribution payments made to Property Special LP during the immediately prior 24 months;

•	third, 100% to holders of the Preferred Units, pro rata to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each such holder relative to the aggregate value of the issue price of all Preferred Units outstanding), until an amount equal to all preferential distribution to which the holders of the Preferred Units are entitled in the event of dissolution, liquidation, or winding-up of the Property Partnership under the terms of the Preferred Units then outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods) has been distributed in respect of each Preferred Unit outstanding;

•	fourth, if there are Preferred Units outstanding, an amount equal to the amount of cash or property held by the Property Partnership at such time, that is attributable to a realization event occurring prior to a dissolution event and that has been deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Property Partnership’s assets, and (ii) representative of unrecovered capital, shall be distributed to the partners of the Property Partnership other than Preferred Unitholders in proportion to the unrecovered capital attributable to the Property Partnership interests (other than Preferred Units) held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero, as if such distribution were a distribution occurring prior to dissolution;

•	fifth, if there are Preferred Units outstanding, to holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only), the aggregate amount of distributions previously deferred and not previously recovered;

•	sixth, 100% to the partners of the Property Partnership other than Preferred Unitholders, in proportion to their respective amounts of unrecovered capital in the Property Partnership;.

•	seventh, 100% to the owners of the Property Partnership’s partnership interests other than Preferred Unitholders, pro rata to their percentage interests (the percentage interest as to the Preferred Unitholders shall be zero), until an amount has been distributed in respect of each partnership interest of the Property Partnership equal to the excess of: (i) the First Distribution Threshold for each quarter during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); over (ii) the aggregate amount of distributions made in respect of a partnership interest of Property Partnership other than Preferred Units pursuant to the sixth tier of the Regular Distribution Waterfall during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership);

•	eighth, 85% to the owners of the Property Partnership’s partnership interests other than Preferred Unitholders, pro rata to their percentage interests (the percentage interest as to the Preferred Unitholders shall be zero), and 15% to Property Special LP, until an amount has been distributed in respect of each partnership interest of the Property Partnership equal to the excess of: (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); over (ii) the aggregate amount of distributions made in respect of a partnership interest of the Property Partnership pursuant to the seventh tier of the Regular Distribution Waterfall during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); and

•	thereafter, 75% to the owners of the Property Partnership’s partnership interests other than Preferred Unitholders, pro rata to their percentage interests, and 25% to Property Special LP.

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

No Management or Control; No Voting

The Property Partnership’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of the Property Partnership and do not have any right or authority to act for or to bind the Property Partnership or to take part or interfere in the conduct or management of the Property Partnership. Limited partners are not entitled to vote on matters relating to the Property Partnership, although holders of units are entitled to consent to certain matters as described below under “- Amendment of the Property Partnership Limited Partnership Agreement”, “- Opinion of Counsel and Limited Partner Approval”, and “- Withdrawal of the Managing General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units of the Property Partnership specified below. For purposes of any approval required from holders of the Property Partnership’s units, if holders of Redemption-Exchange Units are entitled to vote, they will be entitled to one vote per unit held subject to a maximum number of votes equal to 49% of the total voting power of all units of the Property Partnership then issued and outstanding. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.

Meetings

Our company may call special meetings of the limited partners of the Property Partnership at a time and place outside of Canada determined by us on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners owning 50% or more of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, our partnership interests outstanding do not include partnership interests owned by our company or Brookfield. Only holders of record on the date set by our company (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

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

Opinion of Counsel and Limited Partner Approval

Our company will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “- No Limited Partner Approval” should occur. Any other amendment to the Property Partnership’s limited partnership agreement will only become effective either with the approval of at least 90% of the Property Partnership’s units or if an opinion of counsel is obtained to effect that the amendment will not (i) cause the Property Partnership to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes our company has not made the election described below under “- Election to be Treated as a Corporation”), or (ii) affect the limited liability under the Bermuda Limited Partnership Act 1883 of any of the Property Partnership’s limited partners.

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

Dissolution

The Property Partnership will dissolve and its affairs will be wound up upon the earlier to occur of: (i) the service of notice by our company, with the approval of a majority of the members of the independent directors of the BPY General Partner, that in the opinion of our company the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of the Property Partnership; (ii) the election of our company if the Property Partnership, as determined by our company, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that our company withdraws from the Property Partnership (unless a successor entity becomes the managing general partner of the Property Partnership as described below under “- Withdrawal of the Managing General Partner”); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of the Property Partnership or an order to wind-up or liquidate our company without the appointment of a successor in compliance with the provisions of the Property Partnership’s limited partnership agreement that are described below under “- Withdrawal of the Managing General Partner”; and (v) the date on which our company decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of the Property Partnership’s assets in a single transaction or series of transactions.

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

Withdrawal of the Managing General Partner

Our company may withdraw as managing general partner of the Property Partnership without first obtaining approval of unitholders of the Property Partnership by giving written notice, and that withdrawal will not constitute a violation of the limited partnership agreement.

Upon the withdrawal of our company, the holders of at least a majority of outstanding units may select a successor to that withdrawing managing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, the Property Partnership will be dissolved, wound up and liquidated. See “- Dissolution” above.

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

Transfer of the Managing General Partner Units

Our company may transfer all or any part of its Managing General Partner Units without first obtaining approval of any unitholder of the Property Partnership. As a condition of this transfer, the transferee must: (i) be an affiliate of the BPY General Partner (or the transfer must be made concurrently with a transfer of the GP Units to an affiliate of the transferee); (ii) agree to assume the rights and duties of the managing general partner to whose interest that transferee has succeeded; (iii) agree to assume the provisions of the Property Partnership’s limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the Managing General Partner Units is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the BPY General Partner may transfer all or any part of its general partnership interests in our company without the approval of our unitholders as described under Item 10.B. “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement - Transfer of the General Partnership Interest”.

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

The Property Partnership’s limited partnership agreement provides that each person who is entitled to be indemnified by the Property Partnership, as described below under “- Indemnification; Limitations on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, or any other holding entity established by the Property Partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of the Property Partnership’s limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, and any other holding entity established by the Property Partnership (or any of their respective investors), and shall be deemed not to be a breach of our company’s fiduciary duties or any other obligation of any type whatsoever of our company. None of the BPY General Partner, our company, the Property Partnership, any Holding Entity, operating entity, any other holding entity established by the Property Partnership or any other person shall have any rights by virtue of the Property Partnership’s limited partnership agreement or our partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Property Partnership as described below under “- Indemnification; Limitations on Liability”.

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

 10.C. MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by us since our formation:

1.	Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP described under “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement”;

2.	Credit Agreement, dated March 18, 2014, by and among Brookfield Property Split Corp., Brookfield Office Properties Exchange LP, Brookfield Property Partners L.P., Brookfield Property L.P., and the other borrowers and lenders thereto described below;

3.	Amended and Restated Master Purchase Agreement described under Item 4.A. “Information on the Company - History and Development of the Company”;

4.	Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”;

5.	Relationship Agreement by and among Brookfield Asset Management, our company and the Service Providers and others described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Relationship Agreement”;

6.	Registration Rights Agreement between our company and Brookfield Asset Management described under the heading Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Registration Rights Agreement”;

7.	Acknowledgement of Termination of Voting Agreement by and among Brookfield Asset Management, Brookfield Property General Partner Limited and our company dated August 8, 2013 described under Item 4.A. “History and Development of the Company”;

8.	Second Amended and Restated Limited Partnership Agreement of our partnership described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement”;

9.	Second Amended and Restated Limited Partnership Agreement of the Property Partnership described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

10.	First Amendment to Second Amended and Restated Limited Partnership Agreement of the Property Partnership described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

11.	Arrangement Agreement between our company, Brookfield Office Properties Exchange LP, Brookfield Property Split Corp. and Brookfield Office Properties Inc., dated as of April 24, 2014 described under Item 4.A. “History and Development of the Company”;

12.	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014 described under Item 4.A. “History and Development of the Company”;

13.	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014 described under Item 4.A. “History and Development of the Company”; and

14.	Subscription Agreement among our company, the Property Partnership and the Class A Preferred Unitholder dated December 4, 2014 described under Item 4.A. “History and Development of the Company”.

Copies of the agreements noted above are available, free of charge, from the BPY General Partner and are available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com . Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

BPY Credit Facility

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

Borrowings under the BPY Credit Facility are subject to certain customary conditions for loan facilities of this type. Interest under the BPY Credit Facility is payable, at the option of borrowers thereunder, either at a base rate plus 1.25% or a LIBOR-based rate plus 2.25%. The BPY Credit Facility has a term of two years, with a one-year extension at our option for up to $1.5 billion of commitments subject to the satisfaction of certain conditions and the payment of extension fees. The BPY Credit Facility may be prepaid, in whole or in part (subject to minimums and increments), at any time and without bonus or penalty. We will be required to reduce the aggregate principal amount outstanding under the Acquisition Credit Facility to $500 million or less prior to the second anniversary of the facility, and such reduction is required to exercise the one-year extension option. Subject to certain exceptions and limitations, we are required to cause a specified percentage (based on the amount outstanding under the Acquisition Credit Facility) of the net proceeds that we receive from certain future asset sales and debt issuances to be applied to repay the Acquisition Credit Facility. Any portion of such net sale and financing proceeds that is not required to be repaid to the lenders in the first instance and is not reinvested within a specified time period, must similarly be used to repay the Acquisition Credit Facility. Our operating entities are subject to limited covenants in respect of their corporate debt and were in compliance with all such covenants as of December 31, 2014. Our operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to us.

10.D. EXCHANGE CONTROLS

There are currently no governmental laws, decrees, regulations or other legislation of Bermuda which restrict the import or export of capital or the remittance of dividends, interest or other payments to non-residents of Bermuda holding our units.

10.E. TAXATION

The following summary discusses certain material U.S. and Canadian tax considerations related to the holding and disposition of our units as of the date hereof. Prospective purchasers of our units are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our units.

U.S. Tax Considerations

This summary discusses certain material U.S. federal income tax considerations to unitholders relating to the receipt, holding and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder, or the U.S. Treasury Regulations, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. Dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of one or more of our units that is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of one or more of our units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

If a partnership holds our units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of our company. Partners of partnerships that hold our units should consult their own tax advisers.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state and local income tax consequences particular to your ownership and disposition of our units, as well as any tax consequences under the laws of any other taxing jurisdiction.

Partnership Status of Our Company and the Property Partnership

Each of our company and the Property Partnership has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of our company in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

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

The BPY General Partner intends to manage the affairs of our company and the Property Partnership so that our company will meet the Qualifying Income Exception in each taxable year. Accordingly, the BPY General Partner believes that our company will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

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

For U.S. federal income tax purposes, your allocable share of our company’s items of income, gain, loss, deduction, or credit will be governed by our limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with your interest in our company. Similarly, our company’s allocable share of items of income, gain, loss, deduction, or credit of the Property Partnership will be governed by the limited partnership agreement of the Property Partnership if such allocations have “substantial economic effect” or are determined to be in accordance with our interest in the Property Partnership. The BPY General Partner believes that, for U.S. federal income tax purposes, such allocations should be given effect, and the BPY General Partner intends to prepare and file tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either our company’s limited partnership agreement or the limited partnership agreement of the Property Partnership, then the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

Basis. You will have an initial tax basis in your units equal to the sum of (i) the amount of cash paid for our units (or, if you received your units pursuant to the Spin-off, their fair market value on the date you received them pursuant to the Spin-off) and (ii) your share of our company’s liabilities, if any. That basis will be increased by your share of our company’s income and by increases in your share of our company’s liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our company, by your share of our company’s losses, and by any decrease in your share of our company’s liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary”, tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units (including through the distribution reinvestment plan) will be averaged with the adjusted tax basis of units owned by you prior to the acquisition of such additional units.

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

Limitations on Interest Deductions. Your share of our company’s interest expense is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense generally is limited to the amount of such holder’s “net investment income”. Your share of our company’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our company’s interest expense.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates. Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer’s adjusted gross income. In addition, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual’s adjusted gross income over the threshold amount and (ii) 80% of the amount of the individual’s itemized deductions. The operating expenses of our company, including our company’s allocable share of the base management fee or any other management fees, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Accordingly, if you are a non-corporate U.S. Holder, you should consult your own tax adviser regarding the application of these limitations.

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

Gain or loss recognized by you upon the sale or exchange of our units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if our units were held for more than one year as of the date of such sale or exchange. Assuming you have not elected to treat your share of our company’s investment in any PFIC as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “—Passive Foreign Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if our company were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.

Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Medicare Tax

U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally includes your allocable share of our company’s income, as well as gain realized by you from a sale of our units. Special rules relating to the 3.8% Medicare tax may apply to dividends and gain, if any, derived by U.S. Holders with respect to our company’s interest in a PFIC. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. U.S. Holders should consult their own tax advisers regarding the implications of the 3.8% Medicare tax for the ownership and disposition of our units.

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

The calculations involved in the Section 754 Election are complex, and the BPY General Partner advises that it will make such calculations on the basis of assumptions as to the value of our company’s assets and other matters. Each U.S. Holder should consult its own tax adviser as to the effects of the Section 754 Election.

Uniformity of Our Units

Because we cannot match transferors and transferees of our units, we must maintain uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain U.S. Treasury regulations to our company’s Section 743(b) adjustments, a determination that our company’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our company’s assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our company), through the application of certain tax accounting principles that the BPY General Partner believes are reasonable for our company. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

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

If you were to elect to treat your share of our company’s interest in a PFIC as a “qualified electing fund”, such election a “QEF Election”, for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our company or to you. A QEF Election must be made by you on an entity-by-entity basis. To make a QEF Election, you must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by our company) and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF Election with respect to each such entity. Any such election should be made for the first year our company holds an interest in such entity or for the first year in which you hold our units, if later.

Once you have made a QEF Election for an entity, such election applies to any additional shares of interest in such entity acquired directly or indirectly, including through additional units acquired after the QEF Election is made (such as units acquired under the distribution reinvestment plan, if available). If you were to make a QEF Election after the first year that you were treated as holding an interest in a PFIC, the adverse tax consequences relating to PFIC stock would continue to apply with respect to the pre-QEF Election period, unless you were to make a “purging election”. The purging election would create a deemed sale of your previously held share of our company’s interests in a PFIC. The gain recognized by the purging election would be subject to the special tax and interest charge rules, which treat the gain as an excess distribution, as described above. As a result of the purging election, you would have a new basis and holding period in your share of our company’s interests in the PFIC. U.S. Holders should consult their own tax advisers as to the manner in which such direct inclusions could affect their allocable share of our company’s income and their tax basis in our units and the advisability of making a QEF Election or a purging election.

U.S. Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code contain special rules for applying the 3.8% Medicare tax (as described above under “— Medicare Tax”) to U.S. persons owning an interest in a PFIC. Under the special rules, if you are a non-corporate U.S. Holder that has made a QEF Election with respect to our company’s interest in a PFIC, then you are permitted to make a special election to treat your share of the ordinary earnings and net capital gains of the PFIC as net investment income for purposes of the 3.8% Medicare tax. If you do not make the special election, you may be required to calculate your basis in our units for purposes of the 3.8% Medicare tax in a manner that differs from the calculation of your basis in our units for U.S. federal income tax purposes generally. You should consult your own tax adviser regarding the implications of the special election, as well as the other implications of the 3.8% Medicare tax and the U.S. Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code for your ownership and disposition of our units.

In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. The BPY General Partner currently believes it is possible that one or more of our existing or future operating entities will qualify as PFICs that are publicly traded. However, there can be no assurance that a mark-to-market election will be available for any such entity. You should consult your own tax adviser regarding the availability of the mark-to-market election with respect to any PFIC in which you are treated as owning an interest through our company.

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

A U.S. person who directly or indirectly owns an interest in a PFIC may be required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. You should consult your own tax adviser regarding the PFIC rules, including the foregoing filing requirements, as well as the advisability of making a QEF Election, a special election under the U.S. Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code, or a mark-to-market election, as applicable, with respect to any PFIC in which you are treated as owning an interest through our company.

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

Consequences to Non-U.S. Holders

Based on our organizational structure, as well as our company’s expected income and assets, the BPY General Partner currently believes that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Specifically, our company intends not to make an investment, whether directly or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if the BPY General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, our company is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning our units and generally will not be subject to U.S. federal income tax on its allocable share of our company’s interest and dividends from non-U.S.-sources or gain from the sale or other disposition of securities or real property located outside of the United States.

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

In general, even if our company is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our company as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See “—Administrative Matters—Certain Effects of a Transfer of Units”. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

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

Taxes in Other Jurisdictions

Based on our expected method of operation and the ownership of our operating entities indirectly through corporate Holding Entities, we do not expect any unitholder, solely as a result of owning our units, to be subject to any additional income taxes imposed on a net basis or additional tax return filing requirements in any jurisdiction in which we conduct activities or own property. However, our method of operation and current structure may change, and there can be no assurance that, solely as a result of owning our units, you will not be subject to certain taxes, including non-U.S., state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes imposed by the various jurisdictions in which we do business or own property now or in the future, even if you do not reside in any of these jurisdictions. Consequently, you may also be required to file non-U.S., state and local income tax returns in some or all of these jurisdictions. Further, you may be subject to penalties for failure to comply with these requirements. It is your responsibility to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of you.

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

Information Returns

We have agreed to use commercially reasonable efforts to furnish to you, within 90 days after the close of each calendar year, U.S. tax information (including IRS Schedule K-1), which describes on a U.S. Dollar basis your share of our company’s income, gain, loss, and deduction for our preceding taxable year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, you will need to apply for an extension of time to file your tax returns. In preparing this U.S. tax information, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine your share of income, gain, loss, and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to your income or loss.

Our company may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year’s tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our company’s tax returns, as well as those related to our company’s tax returns.

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

Taxable Year

Our company uses the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which we currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

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

Elective Procedures for Large Partnerships

The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the IRS Schedules K-1 that are issued to our unitholders, and such IRS Schedules K-1 would have to be provided to holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent our company from suffering a “technical termination” (which would close our company’s taxable year and require that we make a new Section 754 Election) if, within a 12-month period, there were a sale or exchange of 50% or more of our company’s total units. Despite the foregoing benefits, there are also costs and administrative burdens associated with such an election. Consequently, as of this time, our company has not elected to be subject to the reporting procedures applicable to large partnerships.

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

If you do not timely provide our company, or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then our company may become subject to U.S. backup withholding taxes in excess of what would have been imposed had our company or the applicable intermediary received properly completed forms from all unitholders. For administrative reasons, and in order to maintain the fungibility of our units, such excess U.S. backup withholding taxes, and if necessary similar items, may be treated by our company as an expense that will be borne indirectly by all unitholders on a pro rata basis (e.g., since it may be impractical for us to allocate any such excess withholding tax cost to the unitholders that failed to timely provide the proper U.S. tax forms).

Foreign Account Tax Compliance

FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. Beginning January 1, 2017, withholdable payments also include gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. We intend to comply with FATCA, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our company, the Property Partnership, the Holding Entities, or the operating entities. Nonetheless, the 30% withholding tax may apply to your allocable share of distributions attributable to withholdable payments, unless you properly certify your FATCA status on IRS Form W-8 or IRS Form W-9 (or other applicable form) and satisfy any additional requirements under FATCA.

In compliance with FATCA, information regarding certain unitholders’ ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. FATCA remains subject to modification by an applicable intergovernmental agreement between the United States and another country, such as the agreement in effect between the United States and Bermuda for cooperation to facilitate the implementation of FATCA, or by future U.S. Treasury Regulations or guidance. You should consult your own tax adviser regarding the consequences under FATCA of an investment in our units.

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

Nominee Reporting

Persons who hold an interest in our company as a nominee for another person may be required to furnish to us:

a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

b)	whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization, or any wholly owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity;

c)	the amount and description of units held, acquired, or transferred for the beneficial owner; and

d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions may be required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold, or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to us. The nominee is required to supply the beneficial owner of our units with the information furnished to us.

New Legislation or Administrative or Judicial Action

The U.S. federal income tax treatment of our unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of our units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our company’s income (including changes that recharacterize certain allocations as potentially non-deductible fees), reduce the net amount of distributions available to our unitholders, or otherwise affect the tax considerations of owning our units. Such changes could also affect or cause our company to change the way it conducts its activities and adversely affect the value of our units.

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

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO OUR COMPANY AND UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH UNITHOLDER, AND IN REVIEWING THIS ANNUAL REPORT ON FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH UNITHOLDER SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN OUR UNITS.

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units in our company generally applicable to a unitholder, who for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm’s length with and is not affiliated with our company, the Property Partnership, the BPY General Partner or their respective affiliates, or a Holder. Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution”, as defined in the Tax Act for purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) an interest in which would be a “tax shelter investment” as defined in the Tax Act or who acquires our units as a “tax shelter investment” (and this summary assumes that no such persons hold our units), (v) who has, directly or indirectly, a “significant interest”, as defined in subsection 34.2(1) of the Tax Act, in our company, or (vi) to whom any affiliate of our company is a “foreign affiliate”, as defined in the Tax Act. Any such Holders should consult their own tax advisors with respect to an investment in our units.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Tax Proposals, and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.

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

This summary also assumes that neither our company nor the Property Partnership is a “tax shelter”, as defined in the Tax Act, or “tax shelter investment”. However, no assurance can be given in this regard.

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

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D. “Risk Factors — Risks Relating to Taxation.”

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

A Canadian Limited Partner’s share of taxable dividends received or considered to be received by our company in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Limited Partner and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for “eligible dividends”, as defined in the Tax Act, when the dividend received by the Property Partnership is designated as an “eligible dividend”.

Foreign taxes paid by our company or the Property Partnership and taxes withheld at source on amounts paid or credited to our company or the Property Partnership (other than for the account of a particular unitholder) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, there is a risk of double taxation. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” allocated to a Canadian Limited Partner for the purpose of determining such Canadian Limited Partner’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Limited Partner’s share of the income of our company or the Property Partnership under the income tax laws of any country (other than Canada) under whose laws the income of our company or the Property Partnership is subject to income taxation, or the Relevant Foreign Tax Law, is less than the Canadian Limited Partner’s share of such income for purposes of the Tax Act. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of our company or the Property Partnership under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our company or the Property Partnership or in the manner of allocating the income of our company or the Property Partnership because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Limited Partner. If the Foreign Tax Credit Generator Rules apply, the allocation to a Canadian Limited Partner of foreign “business-income tax” or “non-business-income tax” paid by our company or the Property Partnership, and therefore such Canadian Limited Partner’s foreign tax credits, will be limited.

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

If our company incurs losses for tax purposes, each Canadian Limited Partner will be entitled to deduct in the computation of income for tax purposes the Canadian Limited Partner’s pro rata share of any net losses for tax purposes of our company for its fiscal year to the extent that the Canadian Limited Partner’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. The BPY General Partner does not anticipate that our company or the Property Partnership will incur losses, but no assurance can be given in this regard. Accordingly, Canadian Limited Partners should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules”.

Section 94.1 of the Tax Act contains rules relating to investments by a taxpayer in Non-Resident Entities that could, in certain circumstances, cause income to be imputed to Canadian Limited Partners, either directly or by way of allocation of such income imputed to our company or the Property Partnership. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Limited Partner, our company or the Property Partnership acquiring or holding an investment in a non-resident entity is to derive a benefit from “portfolio investments” in certain assets from which the Non-Resident Entity may reasonably be considered to devise its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Canadian Limited Partner, our company or the Property Partnership. If these rules apply to a Canadian Limited Partner, our company or the Property Partnership, income, determined by reference to a prescribed rate of interest plus 2% applied to the “designated cost”, as defined in section 94.1 of the Tax Act, of the interest in the Non-Resident Entity, will be imputed directly to the Canadian Limited Partner, to our company or to the Property Partnership and allocated to the Canadian Limited Partner in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Canadian Limited Partners should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

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

Taxation of Capital Gains and Capital Losses

In general, one-half of a capital gain realized by a Canadian Limited Partner must be included in computing such Canadian Limited Partner’s income as a “taxable capital gain”, as defined in the Tax Act. One-half of a capital loss is deducted as an “allowable capital loss”, as defined in the Tax Act, against “taxable capital gains” realized in the year and any remainder may be deducted against net “taxable capital gains” in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of our units to a tax-exempt person or a non-resident person. Canadian Limited Partners contemplating such a disposition should consult their own tax advisors in this regard.

A Canadian Limited Partner that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income”, as defined in the Tax Act, for the year, which is defined to include taxable capital gains. Canadian Limited Partners that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Limited Partners should consult their own tax advisors.

Eligibility for Investment

Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education savings plan, registered disability savings plan, and TFSA. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” by an RRSP, RRIF or TFSA.

Our units will not be a “prohibited investment” for a trust governed by a RRSP, RRIF or TFSA, provided that the holder of the TFSA or the annuitant under the RRSP or RRIF, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of the prohibited investment rules, in our company. Unitholders who intend to hold our units in a RRSP, RRIF or TFSA should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

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

The following summary assumes that (i) our units are not and will not at any relevant time constitute “taxable Canadian property” of any Non-Canadian Limited Partner, and (ii) our company and the Property Partnership will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition or deemed disposition. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Limited Partner at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource property”; (iii) “timber resource property”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Property Partnership, our units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by our company derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BPY General Partner does not expect our units to be “taxable Canadian property” of any Non-Canadian Limited Partner at any relevant time and does not expect our company or the Property Partnership to dispose of “taxable Canadian property”. However, no assurance can be given in this regard. See also Item 3.D. “Risk Factors — Risks Relating to Taxation.”

Special rules, which are not discussed in this summary, may apply to a Non-Canadian Limited Partner that is an insurer carrying on business in Canada and elsewhere.

Taxation of Income or Loss

A Non-Canadian Limited Partner will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by our company (or the Property Partnership) outside Canada or the non-business-income earned by our company (or the Property Partnership) from sources in Canada. However, a Non-Canadian Limited Partner may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. The BPY General Partner intends to organize and conduct the affairs of our company and the Property Partnership, to the extent possible, such that Non-Canadian Limited Partners should not be considered to be carrying on business in Canada solely by virtue of holding our units. However, no assurance can be given in this regard.

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through our partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by Holding Entities to the Property Partnership, we expect the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

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

Brookfield Asset Management and our company are both subject to the information filing requirements of the Exchange Act, and accordingly are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and the BPY General Partner’s directors and our principal unitholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. Our and Brookfield Asset Management’s SEC filings are available at the SEC’s website at www.sec.gov . You may also read and copy any document we or Brookfield Asset Management files with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

In addition, Brookfield Asset Management and our company are required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our or Brookfield Asset Management’s SEDAR profile at www.sedar.com .. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2014, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2014, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a−15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Our management excluded from its design and assessment of internal control over financial reporting Candor Office Parks, CARS and Manhattan Multi-family portfolio, which were acquired during 2014, and whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 10%, 9%, 2% and 0%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014.

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

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, who have also audited the financial statements of our company, as stated in their reports which are included herein.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2014, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

 16.B. CODE OF ETHICS

On April 4, 2013, the BPY General Partner adopted a Code of Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BPY General Partner, our company and any officers or employees of the BPY General Partner. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at www.brookfieldpropertypartners.com .

 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The BPY General Partner has retained Deloitte LLP to act as our company’s independent registered public accounting firm.

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2014 and 2013.

	December 31, 2014		December 31, 2013
THOUSANDS	USD	%	USD	%
Audit fees(1)	$6,281	32%	$4,377	23%
Audit-related fees(2)	12,259	63	13,324	70
Tax fees(3)	807	4	1,168	6
Other(4)	54	1	107	1
Total	$19,401	100%	$18,976	100%

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

 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Under our normal course issuer bid, our company may, during the twelve month period commencing June 18, 2014 and ending June 17, 2015, purchase on the TSX or NYSE up to 11,549,010 of our units, representing approximately 5% of our issued and outstanding units. During the year ended December 31, 2014, we purchased 222,557 of our units at an average price of $22.46 per unit.

 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

 16.G. CORPORATE GOVERNANCE

Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE Listing Standards.

 16.H. MINING SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2013, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

 ITEM 19. EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2013*

1.3	Second Amended and Restated Limited Partnership Agreement of our company, dated August 8, 2013****

4.1	Amended and Restated Master Purchase Agreement between our company and Brookfield Asset Management**

4.2	Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers, dated March 3, 2015**********

4.3	Second Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 8, 2013****

4.4	Relationship Agreement among our company, the Property Partnership, the Holding Entities, the Service Providers and Brookfield Asset Management, dated April 15, 2013***

4.5	Registration Rights Agreement between our company and Brookfield Asset Management dated April 10, 2013***

4.6	Acknowledgement of Termination of Voting Agreement among Brookfield Asset Management, Brookfield Property General Partner Limited and our company, dated August 8, 2013****

4.7	Credit Agreement, dated March 18, 2014, by and among Brookfield Property Split Corp., Brookfield Office Properties Exchange LP, Brookfield Property Partners L.P., Brookfield Property L.P., and the other borrowers and lenders thereto******

4.8	Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP******

4.9	First Amendment to Second Amended and Restated Limited Partnership Agreement of the Property Partnership dated December 4, 2014********

4.10	Arrangement Agreement between our company, Brookfield Office Properties Exchange LP, Brookfield Property Split Corp. and Brookfield Office Properties Inc., dated as of April 24, 2014*******

4.11	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014********

4.12	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014********

4.13	Subscription Agreement among our company, the Property Partnership and the Class A Preferred Unitholder dated December 4, 2014********

4.14	Refinancing Agreement among Brookfield Asset Management, our company and the Property Partnership dated December 4, 2014*********

12.1	Certification of Richard B. Clark, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**********

12.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**********

13.1	Certification of Richard B. Clark, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002**********

13.2	Certification of John Stinebaugh, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002**********

15.1	Consent of Deloitte LLP, independent registered chartered accountants, relating to the incorporation of the consolidated financial statements of Brookfield Property Partners L.P. into this Annual Report on Form 20-F.**********

15.2	Consent of Deloitte & Touche LLP relating to the incorporation of the consolidated financial statements of General Growth Properties, Inc. into this Annual Report on Form 20-F.**********

15.3	Consent of KPMG LLP relating to the financial statements of GGP/Homart II, L.L.C.**********

15.4	Consent of KPMG LLP relating to the financial statements of GGP-TRS, L.L.C.**********

*	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.

**	Filed as an exhibit to Amendment No. 6 to Registration Statement on Form 20-F on February 1, 2013 and incorporated herein by reference.

***	Filed as an exhibit to Form 6-K on April 16, 2013 and incorporated herein by reference.

****	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.

*****	Filed as an exhibit to Form F-4 on January 24, 2014 and incorporated herein by reference.

******	Filed as an exhibit to Form 6-K on March 19, 2014 and incorporated herein by reference.

*******	Filed as an exhibit to Form 6-K on April 25, 2014 and incorporated herein by reference.

********	Filed as an exhibit to Form 6-K on December 4, 2014 and incorporated herein by reference.

*********	Filed as an exhibit to Brookfield Asset Management’s Schedule 13D/A filed on December 4, 2014 and incorporated herein by reference.

**********	Filed herewith.

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
Name: Jane Sheere
Title: Secretary

Date: March 16, 2015

Index to Financial Statements

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014	F-2

Consolidated financial statements of General Growth Properties, Inc. as of December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014	F-59

F-1

Brookfield Property Partners L.P.

Consolidated financial statements

As at December 31, 2014 and 2013

and for the years ended December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Brookfield Property Partners L.P.

We have audited the accompanying consolidated financial statements of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the three year period ended December 31, 2014, and the notes to the consolidated financial statements. Our audit also included the audit of a supplemental schedule of investment property information (“the Schedule”) as at December 31, 2014.

Management's Responsibility for the Consolidated Financial Statements

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

Auditor's Responsibility

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the three year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2015 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

F-3

Report of Independent Registered Public Accounting Firm (continued)

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 16, 2015

Toronto, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Brookfield Property Partners L.P.

We have audited the internal control over financial reporting of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Candor Office Parks, Capital Automotive Real Estate Services Inc. and Manhattan Multi-Family portfolio, which were acquired during 2014, and whose total assets, total net assets, total revenue and net income on a combined basis constitute approximately 10%, 9%, 2% and 0% of the consolidated financial statement amounts, respectively, as of and for the year ended December 31, 2014. Accordingly, our audit did not include the internal control over financial reporting at Candor Office Parks, Capital Automotive Real Estate Services Inc. and Manhattan Multi-Family portfolio. The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Report of Independent Registered Public Accounting Firm (continued)

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and the supplemental schedule of investment property information as of and for the year ended December 31, 2014 of the Partnership and our report dated March 16, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

March 16, 2015

Toronto, Canada

Brookfield Property Partners L.P.

Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2014	Dec. 31, 2013
Assets
Non-current assets
Investment properties	7	$41,141	$34,153
Equity accounted investments	9	10,356	9,281
Participating loan interests	11	609	747
Hotel assets	12	2,478	2,432
Other non-current assets	13	4,017	2,802
Loans and notes receivable	14	209	20
		58,810	49,435
Current assets
Loans and notes receivable	14	117	608
Accounts receivable and other	15	3,125	1,035
Cash and cash equivalents		1,282	1,368
		4,524	3,011
Assets held for sale	16	2,241	―
Total assets		$65,575	$52,446

Liabilities and equity
Non-current liabilities
Debt obligations	17	$23,879	$16,520
Capital securities	18	3,535	2,181
Other non-current liabilities		646	250
Deferred tax liabilities	19	2,639	1,532
		30,699	20,483
Current liabilities
Debt obligations	17	3,127	5,120
Capital securities	18	476	188
Accounts payable and other liabilities	20	1,753	1,665
		5,356	6,973
Liabilities associated with assets held for sale	16	1,221	―
Total liabilities		37,276	27,456

Equity
Limited partners	21	6,586	2,528
General partner	21	5	4
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	21,22	13,147	11,092
Limited partnership units of Brookfield Office Properties Exchange LP	21,22	470	―
Interests of others in operating subsidiaries and properties	8,22	8,091	11,366
Total equity		28,299	24,990
Total liabilities and equity		$65,575	$52,446

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.

Consolidated Statements of Income

(US$ Millions, except per unit information) Year ended Dec. 31,	Note	2014	2013	2012
Commercial property revenue	23	$3,038	$2,910		$2,858
Hospitality revenue		983	1,168		743
Investment and other revenue	24	352	209		167
Total revenue		4,373	4,287		3,768
Direct commercial property expense	25	1,298	1,204		1,189
Direct hospitality expense	26	791	957		638
Interest expense		1,258	1,088		1,020
Depreciation and amortization	27	148	162		104
Administration and other expense	28	404	317		150
Total expenses		3,899	3,728		3,101
Fair value gains, net	29	3,756	870		1,227
Share of net earnings from equity accounted investments	9	1,366	835		1,235
Income before income taxes		5,596	2,264		3,129
Income tax expense	19	1,176	501		489
Net income		$4,420	$1,763		$2,640

Net income attributable to:
Limited partners(1)		$1,154	$118	$	―
General partner(1)		1	―		―
Brookfield Asset Management Inc.(2)		―	232		1,476
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units(1)		2,444	557		―
Limited partnership units of Brookfield Office Properties Exchange LP(1)		135	―		―
Interests of others in operating subsidiaries and properties		686	856		1,164
		$4,420	$1,763		$2,640
Net income per LP Unit:
Basic(3)	21	$5.59	$1.41
Diluted(3)	21	$5.31	$1.41

(1)	For periods subsequent to April 15, 2013.
(2)	For periods prior to April 15, 2013.
(3)	Net income per LP Unit has been presented effective for the period from the date of the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the LP Unit holders.

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.

Consolidated Statements of Comprehensive Income

(US$ Millions) Year ended Dec. 31,	Note	2014	2013	2012
Net income		$4,420	$1,763		$2,640
Other comprehensive (loss) income	31
Items that may be reclassified to net income:
Foreign currency translation		(517)	(819)		30
Cash flow hedges		(162)	159		(30)
Available-for-sale securities		4	―		11
Equity accounted investments		(84)	14		(6)
Items that will not be reclassified to net income:
Revaluation surplus		312	183		53
Total other comprehensive (loss) income		(447)	(463)		58
Total comprehensive income		$3,973	$1,300		$2,698
Comprehensive income attributable to:
Limited partners(1)
Net income		$1,154	$118	$	―
Other comprehensive (loss) income		(135)	(42)		―
		1,019	76		―
General partner(1)
Net income		1	―		―
Other comprehensive (loss) income		―	―		―
		1	―		―
Brookfield Asset Management Inc.(2)
Net income		―	232		1,476
Other comprehensive (loss) income		―	(25)		57
		―	207		1,533
Non-controlling interests
Redeemable/exchangeable and special limited partnership units(1)
Net income		2,444	557		―
Other comprehensive (loss) income		(285)	(200)		―
		2,159	357		―
Limited partnership units of Brookfield Office Properties Exchange LP(1)
Net income		135	―		―
Other comprehensive (loss) income		(16)	―		―
		119	―		―
Interests of others in operating subsidiaries and properties(1)
Net income		686	856		1,164
Other comprehensive (loss) income		(11)	(196)		1
		675	660		1,165
Total comprehensive income		$3,973	$1,300		$2,698

(1)	For periods subsequent to April 15, 2013.
(2)	For periods prior to April 15, 2013.

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.

Consolidated Statements of Changes in Equity

	Brookfield Asset Management Inc.			Limited partners					General partner				Non-controlling Interests
(US$ Millions)	Equity	Accumulated other comprehensive (loss) income	Brookfield Asset Management Inc. equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Limited partners equity	Capital	Retained earnings	Accumulated other comprehensive (loss) income	General partner equity	Redeemable /exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2013	$-	$-	$-	$2,470	$62	$-	$(4)	$2,528	$4	$-	$-	$4	$11,092	$-	$11,366	$24,990
Net income	-	-	-	-	1,154	-	-	1,154	-	1	-	1	2,444	135	686	4,420
Other comprehensive income (loss)	-	-	-	-	-	-	(135)	(135)	-		-	-	(285)	(16)	(11)	(447)
Total comprehensive income (loss)	-	-	-	-	1,154	-	(135)	1,019	-	1	-	1	2,159	119	675	3,973
Distributions	-	-	-	-	(203)	-	-	(203)	-	-	-	-	(437)	(23)	(1,193)	(1,856)
Issuance / repurchase of interest in operating subsidiaries	-	-	-	2,569	(3)	133	(20)	2,679	-	-	-	-	350	920	(2,757)	1,192
Exchange of exchangeable units	-	-	-	573		(8)	(2)	563				-	(17)	(546)	-	-
Balance as at Dec. 31, 2014	$-	$-	$-	$5,612	$1,010	$125	$(161)	$6,586	$4	$1	$-	$5	$13,147	$470	$8,091	$28,299

Balance as at Dec. 31, 2012	$12,956	$207	$13,163	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$10,840	$24,003
Net income	232	-	232	-	118	-	-	118	-	-	-	-	557	-	856	1,763
Other comprehensive income (loss)	-	(25)	(25)	-	-	-	(42)	(42)	-	-	-	-	(200)	-	(196)	(463)
Total comprehensive income (loss)	232	(25)	207	-	118	-	(42)	76	-	-	-	-	357	-	660	1,300
Contributions and equity issuances of subsidiaries	147	-	147	(8)	-	-	-	(8)	-	-	-	-	(35)	-	1,030	1,134
Distributions	(230)	-	(230)	-	(56)	-	-	(56)	-	-	-	-	(257)	-	(726)	(1,269)
Unit issuance / Reorganization	(13,105)	(182)	(13,287)	2,478	-	-	38	2,516	4	-	-	4	11,027	-	(438)	(178)
Balance as at Dec. 31, 2013	$-	$-	$-	$2,470	$62	$-	$(4)	$2,528	$4	$-	$-	$4	$11,092	$-	$11,366	$24,990

Balance as at Dec. 31, 2011	$11,405	$150	$11,555	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$9,516	$21,071
Net income	1,476	-	1,476	-	-	-	-	-	-	-	-	-	-	-	1,164	2,640
Other comprehensive income (loss)	-	57	57	-	-	-	-	-	-	-	-	-	-	-	1	58
Total comprehensive income (loss)	1,476	57	1,533	-	-	-	-	-	-	-	-	-	-	-	1,165	2,698
Contributions and equity issuances of subsidiaries	600	-	600	-	-	-	-	-	-	-	-	-	-	-	882	1,482
Distributions	(525)	-	(525)	-	-	-	-	-	-	-	-	-	-	-	(723)	(1,248)
Balance as at Dec. 31, 2012	$12,956	$207	$13,163	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$10,840	$24,003

See accompanying notes to the consolidated financial statements, specifically Note 5, Acquisition of Brookfield Office Properties Inc., Note 18, Capital Securities, and Note 21, Equity.

Brookfield Property Partners L.P.

Consolidated Statements of Cash Flows

(US$ Millions) Year ended Dec. 31,	Note	2014	2013	2012
Operating activities
Net income		$4,420	$1,763	$2,640
Share of equity accounted earnings, net of distributions		(817)	(599)	(1,211)
Fair value (gains) losses, net	29	(3,756)	(870)	(1,227)
Deferred income tax expense	19	1,150	487	368
Depreciation and amortization	27	148	162	104
Working capital and other		(662)	(522)	(69)
		483	421	605
Financing activities
Debt obligations, issuance		10,305	8,776	4,556
Debt obligations, repayments		(6,564)	(7,085)	(3,575)
Capital securities issued		1,800	392	―
Capital securities redeemed		―	(201)	(153)
Non-controlling interests, issued		2,444	1,128	919
Non-controlling interests, purchased		(1,733)	―	―
Distributions to non-controlling interests in operating subsidiaries		(1,134)	(667)	(793)
Contributions from Brookfield Asset Management Inc.		―	20	617
Distributions to Brookfield Asset Management Inc.		―	(381)	(589)
Distributions to limited partnership unitholders		(203)	(56)	―
Distributions to redeemable/exchangeable and special limited partnership unitholders		(437)	(257)	―
Distributions to holders of Brookfield Office Properties Exchange LP units		(23)	―	―
		4,455	1,669	982
Investing activities
Investment properties and subsidiaries, proceeds of dispositions		2,037	1,627	823
Investment properties and subsidiaries, investments		(5,336)	(3,202)	(2,864)
Cash acquired in business combinations		37	237	141
Investment in equity accounted investments		(517)	(168)	(608)
Proceeds from sale of equity accounted investments and participating loan notes		280	―	―
Financial assets, proceeds of dispositions		1,195	495	1,403
Financial assets, acquisitions		(1,149)	(583)	(258)
Foreign currency hedges of net investments		124	(32)	(41)
Other property, plant and equipment, proceeds of dispositions		144	―	―
Other property, plant and equipment, investments		(29)	―	―
Restricted cash and deposits		(1,786)	4	(27)
		(5,000)	(1,622)	(1,431)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(62)	468	156
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(24)	6	(3)
Balance, beginning of year		1,368	894	741
Balance, end of year		$1,282	$1,368	$894

Supplemental cash flow information
Cash paid for:
Income taxes		$63	$114	$96
Interest (excluding dividends on capital securities)		$1,154	$995	$906

See accompanying notes to the consolidated financial statements.

NOTE 1. Organization and NATURE OF THE Business

a)	Overview of the business

Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole material asset at December 31, 2014 is a 37% managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in commercial and other income producing property operations. Prior to August 8, 2013, the partnership’s interest in the operating partnership was comprised solely of a limited partnership interest in class A limited partnership units (the “Class A LP Units”) of the operating partnership. Effective August 8, 2013, the terms of the Class A LP Units were amended and they were renamed managing general partner units (“GP Units”). The GP units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols ‘‘BPY’’ and ‘‘BPY.UN’’, respectively.

The registered head office of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. Summary of significant accounting policies

a)	Statement of compliance

These consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the partnership on February 3, 2015.

b)	Continuity of interests

On April 15, 2013, Brookfield Asset Management completed a spin-off of its commercial property operations (the “Business”) to the partnership (the “Spin-off”), which was effected by way of a special dividend of units of the partnership to holders of Brookfield Asset Management’s Class A and B limited voting shares as of March 26, 2013 (See Note 3, The Spin-off, for further discussion). Brookfield Asset Management directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the Business. Accordingly, the partnership has reflected the Business in its financial position and results of operations using Brookfield Asset Management’s carrying values prior to the Spin-off.

To reflect the continuity of interests, the consolidated financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield Asset Management. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the partnership prior to April 15, 2013 as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield Asset Management. For the periods after the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements (see Note 35, Related Parties, for further discussion). Accordingly, net income and comprehensive income not attributable to interests of others in operating subsidiaries and properties has been allocated to the parent company prior to April 15, 2013 and allocated to the limited partners, the general partner, holders of the redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units”), holders of the special limited partnership units of the operating partnership (“Special LP Units”) (see Note 2(e)(i) for further discussion), and holders of the limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”) (see Note 5, Acquisition of Brookfield Office Properties Inc., for further discussion) on and after April 15, 2013. Certain of these new or amended agreements resulted in differences in the basis of accounting as recorded by Brookfield Asset Management and as recorded by the partnership.

c)	Recently adopted accounting standards

In May 2013, the IASB issued IFRS Interpretations Committee Interpretation (“IFRIC”) 21, Levies (“IFRIC 21”). The partnership adopted IFRIC 21 effective January 1, 2014. IFRIC 21 addresses when an entity should recognize a liability to pay a government levy other than income taxes. IFRIC 21 is an interpretation of International Accounting Standards (“IAS”) 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). IAS 37 sets out criteria for the recognition of a liability, one of which requires an entity to have a present obligation as a result of a past event. IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of this guidance did not have any material impact on the partnership’s consolidated financial statements.

In May 2013, the IASB issued Recoverable Amount Disclosures for Non-Financial Assets, which amends IAS 36, Impairment of Assets (“IAS 36”). The amendment reduced the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarified the required disclosures, and introduced an explicit disclosure requirement of the discount rate used where the recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. The partnership adopted this amendment effective January 1, 2014. The adoption of this guidance did not have any material impact on the partnership’s consolidated financial statements.

d)	Change in operating segments

In the second quarter, the partnership realigned the organizational and governance structures of its businesses to align them more closely with the nature of the partnership’s investments and reflect the impact of the acquisition of additional interests in Brookfield Office Properties Inc. (“Brookfield Office Properties” or “BPO”). Such realignment gave rise to changes in how the partnership presents information for financial reporting and management decision-making purposes and resulted in a change in the partnership’s reporting segments. As a result of the fourth quarter acquisition of Capital Automotive Real Estate Services Inc. (“CARS”), which owns the real estate for more than 300 automotive dealerships across North America and leases it on a triple net basis, the partnership added an additional segment, Triple Net Lease. Consequently, as of December 31, 2014, the partnership’s operating segments are organized into seven reportable segments: i) Office, ii) Retail, iii) Industrial, iv) Multifamily, v) Hotels, vi) Triple Net Lease and, vii) Corporate. All prior period segment disclosures have been recast to reflect the changes in the partnership’s operating segments. See Note 38, Segment Information, for further discussion.

e)	Basis of presentation

These consolidated financial statements have been prepared on a going concern basis and are presented in U.S. Dollars rounded to the nearest million unless otherwise indicated. New accounting standards not yet effective for the current accounting period are described in Note 4, Future Accounting Policy Changes.

(i)	Subsidiaries

The consolidated financial statements include the accounts of the partnership and its subsidiaries over which the partnership has control. Control exists when the partnership has power over its investee, has exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The partnership considers all relevant facts and circumstances in assessing whether or not the partnership’s voting rights in the investee are sufficient to give it power over the investee.

Consolidation of a subsidiary begins on the date on which the partnership obtains control over the subsidiary and ceases when the partnership loses control over the subsidiary. Transactions that do not result in the partnership losing control of a subsidiary are accounted for as equity transactions and recorded within components of equity. Income and expenses of a subsidiary acquired or disposed of during a reporting period are consolidated only for the period when the partnership has control over the subsidiary. All accounts and transactions relating to transactions among the partnership and its subsidiaries are eliminated in consolidation. In cases where a subsidiary reports under a different accounting policy, adjustments are made to the financial statements of the subsidiary to present their account balances in accordance with the partnership’s accounting policy.

Net income and loss and each component of other comprehensive income are attributed to owners of the partnership and to non-controlling interests. Non-controlling interests in the partnership’s operating subsidiaries and properties, the redeemable/exchangeable and special limited partnership units, and Exchange LP Units (described in Note2(b)) are shown separately in equity on the consolidated balance sheets.

As part of the Spin-off and prior to August 8, 2013, the partnership entered into a voting agreement with Brookfield Asset Management under which the partnership was indirectly assigned Brookfield Asset Management’s voting rights in Brookfield Property Special L.P. The partnership entered into similar arrangements with various affiliates of Brookfield Asset Management, whereby the partnership effectively gained power over the entities with respect to which voting agreements were put in place. Accordingly, the partnership consolidated the accounts of the operating partnership and its subsidiaries prior to August 8, 2013.

On August 8, 2013, the partnership and Brookfield Asset Management amended the partnership agreement for the operating partnership, to among other things make the partnership the managing general partner of the operating partnership. As a result, the voting agreement between the partnership and Brookfield Asset Management, which required Brookfield Asset Management to exercise certain of its voting rights in respect of the operating partnership’s general partner as directed by the partnership, was terminated. The partnership did not amend any other voting agreements previously entered into with various affiliates of Brookfield Asset Management, such that the partnership’s power over the entities previously consolidated did not change. In conjunction with the amendment of the partnership agreement for the operating partnership, the general partner interest in the operating partnership indirectly owned by Brookfield Asset Management was exchanged for a special limited partnership interest in the operating partnership, and the limited partnership interest in class A limited partnership units in the operating partnership held by the partnership was transferred for managing general partner units. The managing general partner units provide the partnership with the power to direct the relevant activities of the operating partnership. Accordingly, the partnership continued to consolidate the operating partnership and its subsidiaries following the amendment to the partnership agreement for the operating partnership.

(ii)	Associates and joint ventures

An associate is an entity over which the partnership has significant influence. Significant influence is the power to participate in the financial and operating policy decisions. The partnership is presumed to have significant influence when it holds 20 percent or more of the voting rights of an investee, unless it can be clearly demonstrated that this is not the case. The partnership does not control its associates.

A joint arrangement is an arrangement in which two or more parties have joint control which is the contractually agreed upon sharing of control where decisions about the relevant activities require the unanimous consent of the parties sharing control. A joint venture is a joint arrangement where the parties that have joint control have rights to the net assets of the arrangement. None of the parties involved have unilateral control of a joint venture.

The partnership accounts for its interests in joint ventures and associates using the equity method of accounting. Under the equity method, investment balances in a joint venture or an associate are carried on the consolidated balance sheets at initial cost as adjusted for the partnership’s proportionate share of profit or loss and other comprehensive income of the joint venture or associate. The partnership assesses whether its balances of equity method investments are impaired at the end of each reporting period.

When the partnership transacts with a joint venture or an associate, any profit or loss or account balance is eliminated only to the extent of the partnership’s proportionate share and the remaining amounts are recognized in the partnership’s consolidated financial statements. Outstanding balances between the partnership and jointly controlled entities are not eliminated on the balance sheet.

(iii)	Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to assets and obligations for liabilities relating to the arrangement. This usually results from direct interests in the assets and liabilities of an investee rather than through the establishment of a separate legal entity. The partnership recognizes its assets, its liabilities and its share of revenues and expenses of the joint operations in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.

When the partnership sells or contributes assets to a joint operation in which it is a joint operator, the partnership is considered to be conducting transactions with the other parties to the joint operation, and any gain or loss resulting from the transactions is recognized in the partnership’s consolidated financial statements only to the extent of the other parties’ interests in the joint operation. When the partnership purchases an asset from a joint operation in which it is a joint operator, the partnership does not recognize its share of the gain or loss until those assets are resold to a third party.

f)	Foreign currency translation and transactions

The U.S. dollar is the functional currency and presentation currency of the partnership. Each of the partnership’s subsidiaries, associates, joint ventures and joint operations determine their own functional currency and presentation currency for their own financial reporting purposes.

Subsidiaries, associates or joint ventures having a functional currency other than the U.S. dollar translate their carrying amounts of assets and liabilities when reporting to the partnership at the rate of exchange prevailing as of the balance sheet date, and their revenues and expenses at average exchange rates during the reporting period. Any gains or losses on foreign currency translation are recognized by the partnership in other comprehensive income. On disposition or partial disposition of a foreign operation during the reporting period resulting in the loss of control, the component of other comprehensive income due to accumulated foreign currency translation relating to that foreign operation is reclassified to net income. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.

The partnership’s foreign currency transactions are translated into the functional currency using exchange rates as of the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the exchange rate prevailing as of the balance sheet date and non-monetary assets and liabilities measured at fair value are translated at the exchange rate prevailing as of the date when the fair value was determined. Any gain or loss from the translation of monetary items is recognized in net income, except for those related to monetary liabilities qualified as hedges of the partnership’s investment in foreign operations or intercompany loans with foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in other comprehensive income.

g)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase.

h)	Investment properties

Investment properties consists of commercial properties which are principally held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. The partnership identifies most of its portfolio investments as investment properties, which includes properties in its office, retail, industrial, multifamily and triple net lease segments. Investment properties are measured initially at cost, or fair value if acquired in a business combination (see Note 2(r), Business Combinations, for further discussion). The cost of commercial development properties includes direct development costs, realty taxes and borrowing costs directly attributable to the development. The partnership elects the fair value model for all of its investment properties and measures them at fair value subsequent to initial recognition on the consolidated balance sheet. As a result, impairment assessments do not apply to investment properties.

Fair values of the investment properties are primarily determined based on inputs from available market evidence as of the balance sheet date. Related fair value gains and losses are recognized in net income in the period in which they arise.

Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on those properties acquired specifically for redevelopment in the short-term where activities necessary to prepare them for redevelopment are in progress. The amount of borrowing costs capitalized is determined first by borrowings specific to a property where relevant, and then by a weighted average cost of borrowings to eligible expenditures after adjusting for borrowings associated with other specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing costs incurred less any incidental investment income. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The partnership considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the partnership has pre-leased space as of or prior to the start of the development and the lease requires the partnership to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs incurred by the partnership in negotiating and arranging tenant leases are added to the carrying amount of investment properties.

i)	Assets held for sale

Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale; there is an active program to find a buyer; the non-current asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; the sale is anticipated to be completed within one year from the date of classification; and it is unlikely there will be significant changes to the plan or that the plan will be withdrawn. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale at the acquisition date only if the disposal is expected to take place within one year of the acquisition, and it is highly probable that the other general requirements and specific conditions referred to above will be met within a short period following the acquisition (usually within three months). Non-current assets held for sale and disposal groups that are not investment properties are recorded at the lesser of carrying amount and fair value less costs to sell on the consolidated balance sheet. Investment properties that are held for sale are recorded at fair value determined in accordance with IAS 40, Investment Property.

Where a component of an entity has been disposed of, or is classified as held for sale, and it represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, the related results of operations and gain or loss on reclassification or disposition are presented in discontinued operations.

j)	Hotel assets

The partnership accounts for its investments in hotel properties as property, plant and equipment under the revaluation model. Hotel properties are recognized initially at cost or fair value if acquired in a business combination (see Note 2(r), Business Combinations, for further discussion) and subsequently carried at fair value at the balance sheet date less any accumulated impairment and subsequent accumulated depreciation. Fair values are determined internally using discounted cash flow models with inputs from available market evidence.

Revaluations of hotel properties are performed annually at December 31, the end of the fiscal year, to ensure that the carrying amounts do not differ significantly from fair values. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within revaluation surplus, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Revaluation gains are recognized in other comprehensive income, and are not subsequently recycled into profit or loss. The cumulative revaluation surplus is transferred directly to retained earnings when the asset is derecognized.

In performing annual revaluations, the partnership first qualitatively assesses whether there is any indication that the hotel properties may be impaired. If no indication is identified, no impairment will be recorded. If the partnership has identified indicators for impairment, the asset’s carrying amount (i.e., fair value less any accumulated depreciation and impairment) is compared with the recoverable amount of the hotel properties, which is determined as the higher of the estimated fair value less costs on disposal or the present value of expected future cash flows generated from the use and eventual disposal of an asset. An impairment is taken if the recoverable amount is less than the carrying amount of the assets and is accounted for in the same manner as a revaluation decrease as described above.

k)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the partnership takes into account the characteristics of the asset or liability and how market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are directly based on the degree to which inputs to fair value measurement techniques are observable by market participants:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

•	Level 3 – Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Fair value measurements are adopted by the partnership to calculate the carrying amounts of various assets and liabilities.

l)	Loans and notes receivable

Loans and notes receivable are carried at amortized cost with interest income recognized following the effective interest method. Notes receivable purchased at a discount are also carried at amortized cost with discounts amortized over the remaining expected life of the loan following the effective interest method.

Loans are evaluated individually for impairment given the unique nature and size of each loan. A loan is considered impaired when, based upon current information and events, it is probable that the partnership will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. For each collateralized loan, the partnership’s subsidiaries perform a quarterly review of all collateral properties underlying the loan receivable. Impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent.

m)	Intangible assets

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at fair value at the acquisition date. The partnership’s intangible assets are comprised primarily of trademarks and licensing agreements.

Subsequent to initial recognition, intangible assets with a finite life are measured at cost less accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible asset and is recognized in net income for the respective reporting period. Intangible assets with an indefinite life are measured at cost as adjusted for subsequent impairment. Impairment tests for all intangible assets are performed annually. Impairment losses previously taken may be subsequently reversed in net income of future reporting periods.

n)	Goodwill

Goodwill represents the excess of the acquisition price paid for a business combination over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Upon initial recognition, goodwill is allocated to the cash-generating unit to which it relates. The partnership identifies a cash-generating unit as the smallest identifiable group of assets that generates cash flows that are largely independent of the cash inflows from other assets or group of assets.

The partnership evaluates the carrying amount of goodwill annually or more often when events or circumstances indicate there may be an impairment. The partnership’s goodwill impairment test is performed at the cash-generating unit level. If assets within a cash-generating unit or the cash-generating unit are impaired, impairments are taken for those assets or the cash-generating unit before any goodwill impairment test is performed. In assessing whether goodwill is impaired, the partnership assesses if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the present value of future cash flows expected from the cash-generating unit. Impairment losses then recognized first reduce the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to net income in the respective reporting period. Impairment losses on goodwill are not subsequently reversed.

On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.

o)	Financial instruments and hedge accounting
(i)	Classification and measurement

The partnership and its subsidiaries account for financial instruments as summarized in the following table (excluding cash and cash equivalents):

	Classification	Measurement basis
Financial assets
Participating loan interests	Loans and receivables	Amortized cost(1)
Loans and notes receivables	Loans and receivables	Amortized cost(1)
Other non-current assets:
Securities designated as fair value through profit or loss (“FVTPL”)	FVTPL	Fair value
Securities designated as available-for-sale (“AFS”)	AFS	Fair value
Derivative assets	FVTPL	Fair value
Accounts receivable and other	Loans and receivables	Amortized cost

Financial liabilities
Accounts payable	Other liabilities	Amortized cost
Debt obligations	Other liabilities	Amortized cost(1)
Capital securities	Other liabilities	Amortized cost(1)
(1)	Excluding embedded derivatives that are classified as FVTPL.

Financial instruments carried at amortized cost incur interest income or expense in each reporting period. The periodic interest income or expense of these financial instruments includes the amortization of any premium or discount from original issuance or purchase. Transaction costs that are directly attributable to the acquisition or issue of the financial instruments are capitalized as part of the initial measurement of such financial instrument and amortized through interest income or expense in each reporting period. Transaction costs that are directly attributable to the acquisition or issue of the financial instruments are capitalized as part of the initial measurement of such financial instrument and amortized through interest income or expense in each reporting period.

Financial instruments carried at fair value incur fair value gains or losses in each reporting period. Fair values of those financial instruments are determined by reference to quoted bid or ask prices, as appropriate, and when unavailable, to the closing price of the most recent transaction of that instrument. Fair values of certain financial instruments also incorporate significant use of unobservable inputs which reflect the partnership’s market assumptions. Fair value gains and losses on AFS financial assets are recognized in other comprehensive income and reclassified to net income upon sale or impairment. Fair value gains and losses on financial instruments designated as FVTPL are recognized in fair value gains, net.

In addition, the partnership assesses the issuance of debt and equity to determine the appropriate classification of each instrument. Equity instruments issued but meeting the definition of a financial liability are presented within capital securities on the partnership’s consolidated balance sheets.

(ii)	Impairment of financial instruments

Financial assets carried at amortized cost are assessed for impairment at the end of each reporting period. The partnership first determines whether there are qualitative indications that a financial asset may be impaired. If there is no objective evidence indicative of impairment, no impairment is taken. If there is objective evidence of impairment, the amount of the recorded loss is measured as the difference between the financial asset’s carrying amount and the present value of future cash flows from the financial asset, discounted at the original effective interest rate. When impaired, the carrying amount of a financial asset is decreased directly or through an allowance account and the amount of impairment loss is recognized in net income in the reporting period as incurred. In the case of AFS instruments, when objective evidence of impairment exists, the cumulative loss in accumulated other comprehensive income is reclassified as loss in net income in the reporting period.

(iii)	Derivatives and hedging

The partnership assesses each financial instrument and other non-financial contracts for embedded derivatives. Derivative instruments are recorded in the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments, including embedded derivatives, which are not designated as hedges for accounting purposes, are recognized in fair value gains, net or administration and other expense consistent with the underlying nature and purpose of the derivative instrument. Extensions on loans or debts are accounted for as a commitment of the lender, rather than being treated as embedded derivatives.

The partnership’s subsidiaries selectively utilize derivative financial instruments to manage financial risks, including interest rate risk, commodity and foreign currency risk. Fair values of derivative instruments are determined on a credit-adjusted basis.

The partnership applies hedge accounting to certain derivative instruments designated as cash flow hedges, and to derivative and non-derivative financial instruments designated as hedges of net investments in subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

In a cash flow hedge, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income while the ineffective portion is recognized in net income. Hedging gains and losses recognized in accumulated other comprehensive income are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to investment and other income or expense when the hedged item is sold or terminated or when it is determined that a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of foreign currency gains and losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are recognized in net income, together with the related cumulative translation gain or loss, when there is a disposition or partial disposition that results in the loss of control of the foreign subsidiary.

p)	Income taxes

The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income tax expenses are recognized for taxes payable by holding entities and their direct or indirect corporate subsidiaries.

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities by the holding entities in respect of the partnership or directly by the partnership’s taxable subsidiaries, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax basis used in the computation of taxable income and carrying amounts of assets and liabilities in the consolidated financial statements. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses will be utilized. The carrying amounts of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax asset will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

q)	Provisions

A provision is a liability of uncertain timing or amount. Provisions are recognized when the partnership has a present obligation (legal or constructive) as a result of a past event, it is probable that the partnership will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to passage of time is recognized as interest expense.

r)	Business combinations

The partnership accounts for business combinations in which control is acquired under the acquisition method. The partnership considers three criteria that include input, process and output to assess whether acquired assets and assumed liabilities meet the definition of a business. The acquisition price is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. As a result, the partnership recognizes the acquiree’s identifiable assets and assumed liabilities at their acquisition-date fair values, except for non-current assets classified as held-for-sale, which are recognized at fair value less costs to sell. The partnership also evaluates whether there are intangible assets acquired that have not previously been recognized by the acquiree and recognizes them as identifiable intangible assets. The interests of non-controlling shareholders in the acquiree are initially measured at their proportion of the net fair value of the identifiable assets and assumed liabilities recognized.

To the extent that the acquisition price exceeds the fair value of the net assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable assets, the excess is recognized as a bargain purchase gain in the partnership’s net income for the respective reporting period.

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in the partnership’s ownership interest of an investee that do not result in a change of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in the reporting period as incurred.

s)	Revenue recognition
(i)	Investment properties

Revenue from investment properties is presented within commercial property revenue on the consolidated statements of income. The partnership has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease inception date or, where the partnership is required to make additions to the property in the form of tenant improvements to enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rents expected from operating leases is recognized on a straight-line basis over the term of the lease, including contractual base rent and subsequent rent increases as a result of rent escalation clauses. A rent receivable, included within the carrying amount of investment properties, is used to record the difference between the rental revenue recorded and the contractual amount received.

Rental receivables and related revenue also includes percentage participating rents and recoveries of operating expenses, including property and capital taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants. Where a tenant is legally responsible for operating expenses and pays them directly in accordance with the terms of the lease, the partnership does not recognize the expenses or any related recovery revenue.

(ii)	Hospitality revenue

Revenue from hotel properties is presented within hospitality revenue on the consolidated statements of income. Room, food and beverage and other revenues are recognized as services are provided. The partnership recognizes room revenue net of taxes and levies. Advance deposits are deferred and included as a liability until services are provided to the customer. The partnership recognizes net wins from casino gaming activities (the difference between gaming wins and losses) as gaming revenue. The partnership recognizes liabilities for funds deposited by patrons before gaming play occurs and for chips in the patrons’ possession, both of which are included in accounts payable and other liabilities. Revenue and expenses from tour operations include the sale of travel and leisure packages and are recognized on the first day the travel package is in use. Amounts collected in advance from guests are deferred as a liability until such amounts are earned.

(iii)	Performance and management fee revenue

Fee revenue is presented on the consolidated statements of income within investment and other revenue. Certain of the partnership’s operating subsidiaries are entitled to management fees and performance fees from property management for third parties. The partnership recognizes management fees as earned. The partnership recognizes performance fees in revenue when the amount receivable from its fund partners is determinable at the end of a contractually specified term.

t)	Unit-based compensation

The partnership and its subsidiaries issue unit-based awards to certain employees and non-employee directors of certain subsidiaries. The cost of cash-settled unit-based transactions, comprised of unit options, deferred share units and restricted share units, is measured as the fair value at the grant date and expensed on a proportionate basis over the vesting period. The corresponding accrued liability is measured at each reporting date at fair value with changes in fair value recognized in net income. The cost of equity-settled unit-based transactions, comprised of unit options and restricted units, is determined as the fair value of the award on the grant date. The cost of equity-settled unit-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity.

As of June 9, 2014, the partnership established certain unit-based awards plans in connection with the acquisition of BPO. The share options and restricted shares outstanding under the pre-existing BPO share-based compensation plans were either redeemed for cash or replaced under these new option or unit plans. The prior BPO plans were accounted for as equity-settled unit-based transactions. The terms of the new plans entitle holders of unit options to redeem such options for a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price. Consequently, the partnership is accounting for these new options plans as cash-settled unit-based transactions, effective June 9, 2014, as described above (see Note 30, Unit-based Compensation).

u)	Redeemable/Exchangeable Partnership Units

Beginning on April 15, 2015, the Redeemable/Exchangeable Partnership Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s units (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Partnership Units for units of the partnership, Redeemable/Exchangeable Partnership Units are required to be redeemed for cash. The Redeemable/Exchangeable Partnership Units provide the holder the direct economic benefits and exposures to the underlying performance of the operating partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owned a direct interest in the Class A LP Units of the operating partnership prior to August 8, 2013, and a managing general partnership interest on and subsequent to August 8, 2013 (see Note 1(a)). Accordingly, the Redeemable/Exchangeable Partnership Units have been presented within non-controlling interests on the consolidated balance sheets. The Redeemable/Exchangeable Partnership Units do not entail a contractual obligation on the part of the partnership to deliver cash and can be settled by the partnership, at its sole discretion, by issuing a fixed number of its own equity instruments. Refer to Note 3, The Spin-off, for further discussion.

v)	Earnings per limited partnership unit

The partnership calculates basic earnings per unit by dividing net income attributable to limited partners by the weighted average number of limited partnership units outstanding during the period. The partnership also calculates diluted earnings per unit by adjusting net income attributable to limited partners and the weighted average number of limited partnership units outstanding to reflect the impact of dilutive financial instruments. The calculation of diluted earnings per unit of the partnership includes the dilutive impact of securities issued by the partnership’s subsidiaries that are convertible into units of the partnership.

w)	Critical judgments and estimates in applying accounting policies

The preparation of the partnership’s consolidated financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. Critical judgments and estimates made by management and utilized in the normal course of preparing the partnership’s consolidated financial statements are outlined below.

(i)	Control

In determining whether the partnership has power over an investee, the partnership makes judgments in identifying relevant activities that would significantly affect the returns of an investee, in assessing the partnership’s voting rights or other contractual rights that would give it power to unilaterally make decisions, and in assessing rights held by other stakeholders which might give them decision-making authority. In assessing if the partnership has exposure or rights to variable returns from its involvement with the investee, the partnership makes judgments concerning the variability of the returns from an investee based on the substance of the arrangement, the absolute and relative size of those returns. In determining if the partnership has the ability to use its power to affect its returns in an investee, the partnership makes judgments in assessing whether it is acting as a principal or agent in decision-making and whether another entity with decision-making rights is acting as an agent for the partnership. Where other stakeholders have decision marking authority, the partnership makes judgments as to whether its decision-making rights provide it with control, joint control or significant influence over the investee.

In addition to the above, the partnership makes judgments in respect of joint arrangements that are carried on through a separate vehicle in determining whether the partnership’s interest represents an interest in the assets and liabilities of the arrangement (a joint operation) or in its net assets (a joint venture).

(ii)	Common control transactions

IFRS does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed a policy to account for such transactions taking into consideration other guidance in the IFRS framework. The partnership’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at the carrying value on the transferor’s financial statements. Differences between the carrying amount of the consideration given or received, where the partnership is the transferor, and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

(iii)	Business combinations

Judgment is applied in determining whether an acquisition is a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

(iv)	Investment properties

In applying relevant accounting policies, judgment is made in determining whether certain costs are additions to the carrying amount of the property, in identifying the point at which practical completion of the development property occurs, and in identifying borrowing costs directly attributable to the carrying amount of the development property.

The critical assumptions and estimates used when determining the fair value of investment properties are: the timing of rental income from future leases reflecting current market conditions; assumptions of future cash flows in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

(v)	Investments in Australia

The partnership has an economic interest in a portfolio of properties in Australia owned by Brookfield Asset Management in the form of participating loan agreements that provide the partnership with an interest in the results of operations and changes in fair values of the properties in the Australian portfolio. These participating loan interests are convertible by the partnership at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the property (the “property subsidiaries”). The critical judgments made in the accounting for this investment relate to the partnership’s determination that the economic interests held by the partnership in certain entities within the Australian portfolio represent controlling interests in those entities, the determination of unit of account where related financial instruments have been entered into in contemplation of each other, the identification of the terms of embedded derivatives within the partnership’s participating loan interests, the recognition of certain amounts paid to the partnership’s parent as financial assets or equity transactions, and the measurement of assets and liabilities recognized as a result of transactions with entities under common control.

As a result of these judgments, the partnership has accounted for its interests in certain property subsidiaries as a controlling interest in a subsidiary or an equity accounted interest in a jointly controlled entity. Interests in other properties and subsidiaries are accounted for as participating loan notes that give rise to interest income reflecting the results of operations of the underlying property and gain or losses on an embedded derivative that corresponds to the property’s change in fair value.

(vi)	Assets held for sale

The partnership’s accounting policies relating to assets held for sale are described in Note 2(i), Assets Held for Sale. In applying this policy, judgment is applied in determining whether sale of certain assets is highly probable, which is a necessary condition for being presented within assets held for sale.

(vii)	Revaluation of hotel assets

When determining the carrying amounts under the revaluation method, the partnership uses the following critical assumptions and estimates: the timing of forecasted revenues, future sales prices and margins; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values.

(viii)	Income taxes

In applying relevant accounting policies, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized. In addition, the consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The partnership measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the partnership has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis that the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

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

(ix)	Leases

In applying its accounting policy for recognition of lease revenue, the partnership makes judgments with respect to whether tenant improvements provided in connection with a lease enhance the value of the leased property, which in turn is used to determine whether these amounts are treated as additions to operating property and the point in time to recognize revenue under the lease. In addition, where a lease allows a tenant to elect to take all or a portion of any unused tenant improvement allowance as a rent abatement, the partnership must exercise judgment in determining the extent to which the allowance represents an inducement that is amortized as a reduction of lease revenue over the term of the lease.

The partnership also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the partnership is lessor, are operating or finance leases. The partnership has determined that all of its leases are operating leases. Where operating costs are paid directly by tenants, the partnership exercises judgment in determining whether those costs are expenses of the partnership or the tenant which impacts the extent to which operating costs recovery revenue is recognized.

(x)	Financial instruments

The critical judgments inherent in the relevant accounting policies relate to the classification of financial assets or financial liabilities, designation of financial instruments as FVTPL, the assessment of the effectiveness of hedging relationships, the determination of whether the partnership has significant influence over investees with which it has contractual relationships, and the identification of embedded derivatives subject to fair value measurement in certain hybrid instruments.

Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit risk of the partnership and its counterparties; amount and timing of estimated future cash flows; discount rates and volatility utilized in option valuations.

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

(xi)	Indicators of impairment

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets for potential impairment. Consideration is given to a combination of factors, including but not limited to forecasts of revenues and expenses, values derived from publicly traded prices, and projections of market trends and economic environments.

(xii)	Other critical judgments

Other critical judgments utilized in the preparation of the partnership’s consolidated financial statements are: assets’ recoverable amounts; assets’ net realizable values; depreciation and amortization rates and assets’ useful lives; determination of assets held for sale and discontinued operations; impairment of goodwill and intangible assets; the determination of functional currency; the likelihood and timing of anticipated transactions for hedge accounting; and the selection of accounting policies, among others.

NOTE 3.	THE SPIN-OFF

Following the Spin-off, each holder of the parent company’s shares received one BPY Unit for approximately every 17.42 shares, representing 44.7% of the limited partnership interest in the partnership, with Brookfield Asset Management retaining BPY Units, Redeemable/Exchangeable Partnership Units, and a 1% general partner interest in the operating partnership through Brookfield Property GP L.P., an indirect wholly-owned subsidiary of Brookfield Asset Management, pursuant to the agreement dated April 10, 2013, as amended on August 8, 2013. The following describes the impact of those new or amended agreements that resulted in changes to the basis of accounting for investments as recorded by Brookfield Asset Management and as recorded by the partnership.

a)	Redeemable/Exchangeable Partnership Units

Prior to the Spin-off, Brookfield Asset Management effected a reorganization so that the partnership’s commercial property operations, including its office, retail, industrial, multifamily, hotel and other assets, located in the United States, Canada, Australia, Brazil and Europe, that had historically been owned and operated, both directly and through its operating entities, by Brookfield Asset Management, were acquired by the holding entities. The holding entities which were newly formed entities under the laws of the Province of Ontario, the State of Delaware and Bermuda, were established to hold the partnership’s interest in the Business, and the common shares of each of the holding entities are wholly-owned by the operating partnership. In consideration, Brookfield Asset Management received (i) additional units of the partnership, (ii) Redeemable/Exchangeable Partnership Units, representing an 81.8% limited partnership interest in the operating partnership at Spin-off (62.6% as at December 31, 2014 – refer to Note 21(b)), and (iii) $1.25 billion of redeemable preferred shares of one of the holding entities (see Note 18, Capital Securities, for further discussion). The Redeemable/Exchangeable Partnership Units enable Brookfield Asset Management, at its request, to redeem the units in whole or in part in exchange for cash, subject to the partnership’s first right to acquire such interest (in lieu of such redemption) in exchange for limited partnership units of the partnership. The impact of the Redeemable/Exchangeable Partnership Units has not been recorded in these consolidated financial statements prior to April 15, 2013, as the Redeemable/Exchangeable Partnership Units were not in place prior thereto.

b)	Investments in Australia

On the date of the Spin-off, the partnership and Brookfield Asset Management entered into various agreements which resulted in the holding entities (or their wholly-owned subsidiaries) having economic interests in referenced Brookfield Asset Management commercial and other real property in Australia. The interests were acquired in the form of participating loan agreements with Brookfield Asset Management, which are hybrid instruments comprising an interest bearing note, a total return swap, and an option to acquire direct or indirect legal ownership in the properties. The participating loan interests provide the holding entities (or their wholly-owned subsidiaries) with an economic interest in the results of operations and changes in fair value of the properties. Brookfield Asset Management retains the legal title to the properties through a wholly-owned subsidiary that is not part of the Business in order to preserve existing financing arrangements. The partnership has control or significant influence over the properties via the participating loan interests. Accordingly, the assets, liabilities and results of the entities that have direct ownership of such properties are consolidated or accounted for under the equity method by the holding entities (or their wholly-owned subsidiaries).

These consolidated financial statements reflect the commercial and other real property interests in Australia owned by Brookfield Asset Management as direct ownership interests prior to April 15, 2013 and reflect the impact of the participating loan agreements thereafter.

c)	Other arrangements with Brookfield Asset Management

The partnership entered into a Master Services Agreement with affiliates of Brookfield Asset Management (the “service providers”), to provide management services to the partnership. Pursuant to a Master Services Agreement, the partnership pays a base management fee to the service providers equal to $12.5 million per quarter. Additionally, the operating partnership pays a quarterly equity enhancement distribution to the Property Special LP of 0.3125% of the amount by which the partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the Spin-off, subject to certain adjustments. The Property Special LP also receives incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the operating partnership exceed specified target levels as set forth in the operating partnership’s limited partnership agreement.

The impact of the above-mentioned arrangements with Brookfield Asset Management has not been recorded in these consolidated financial statements prior to April 15, 2013, as such arrangements were not in place prior thereto.

d)	Allocations by Brookfield Asset Management to the partnership

Prior to April 15, 2013, the consolidated financial statements included expenses of Brookfield Asset Management allocated to the partnership for certain functions provided by Brookfield Asset Management, including but not limited to, general corporate expenses related to finance, legal, information technology, human resources, communications, ethics and compliance, shared services, employee benefits and incentives and insurance. These expenses were allocated to the results of operations on the basis of direct usage when identifiable, with the remainder allocated on the basis of revenue, headcount or other measures. The partnership considers the basis on which the expenses were allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received, by the Business during the periods presented. The allocations may not, however, reflect the expense the partnership would have incurred as an independent, publicly-traded company for the periods presented. Subsequent to the Spin-off, the partnership performs these functions through the Master Services Agreement with, among others, Brookfield Property Partners Limited (“BPY General Partner”), a wholly owned subsidiary of Brookfield Asset Management (see Note 35, Related Parties, for further information), and such costs have been recorded in these consolidated financial statements using actual amounts.

NOTE 4.	FUTURE ACCOUNTING POLICY CHANGES

The following are accounting policies issued that the partnership expects to adopt in the future:

IFRS 9, Financial Instruments (‘‘IFRS 9’’) will replace IAS 39, Financial Instruments: Recognition and Measurement (‘‘IAS 39’’). IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements that are generally considered to be overly complex and difficult to apply. The new model results in a single impairment model being applied to all financial instruments, thereby removing a source of complexity associated with previous accounting requirements. It also introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted and should be applied retrospectively. The partnership is currently evaluating the impact of IFRS 9 to its consolidated financial statements.

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCA’s”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for the amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The partnership is currently evaluating the impact of the amendments to IAS 16 and IAS 38 to its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods beginning on or after January 1, 2017 with early application permitted, and should be applied retrospectively. The partnership is currently evaluating the impact of IFRS 15 to its consolidated financial statements.

IFRS 11, Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations (“Amendments to IFRS 11”) was amended by the IASB in May 2014. The objective of the amendments is to add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, Business Combinations (“IFRS 3”). Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. These Amendments to IFRS 11 are effective for annual periods beginning on or after January 1, 2016 and should be applied prospectively. The partnership is currently evaluating the impact of the Amendments to IFRS 11 to its consolidated financial statements.

NOTE 5.	ACQUISITION OF BROOKFIELD OFFICE PROPERTIES INC.

As of December 31, 2013, the partnership’s interest in Brookfield Office Properties consisted of 49% of its outstanding common shares and 97% of its outstanding voting preferred shares. On February 12, 2014, the partnership and its indirect subsidiaries, Brookfield Office Properties Exchange LP (“Exchange LP”) and Brookfield Property Split Corp. (“BOP Split”, and collectively with BPY and Exchange LP, the “Purchasers”), announced the commencement of the tender offer to acquire any or all of the common shares of Brookfield Office Properties that they did not already own (the “Offer”). Under the Offer, Brookfield Office Properties shareholders were able to elect to receive one LP Unit or $20.34 in cash for each BPO common share tendered, subject in each case to pro-ration based on a maximum number of LP Unit and maximum cash consideration equating to approximately 67% and 33%, respectively, of the total number of BPO common shares subject to the Offer. BOP Split was incorporated as a wholly-owned subsidiary of Brookfield BPY Holdings Inc., a primary holding subsidiary of the partnership, to acquire common stock of BPO under the Offer and was established as a preferred share issuer.

Immediately after completion of the Offer, the Purchasers owned 92% of the outstanding BPO common shares. In June 2014, the Purchasers completed a subsequent acquisition of all the remaining BPO common shares by way of a plan of arrangement (the “Arrangement”) under Canadian corporate law. Under the Arrangement, holders of BPO securities received the following consideration:

a)	Common Shares

Pursuant to the terms of the Offer and Arrangement, BPO shareholders were able to receive either one LP Unit or $20.34 in cash for each BPO common share held, subject to pro-ration. Canadian BPO shareholders were given the option to receive, in lieu of LP Units, limited partnership units of Exchange LP (“Exchange LP Units”). Shareholders electing to receive LP Units, or Exchange LP Units, received one limited partnership unit for each BPO common share tendered (or deemed tendered). Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units, subject to certain terms and applicable law. An Exchange LP Unit provides a holder thereof with economic terms which are substantially equivalent to those of a LP Unit.

b)	Preferred Shares

Holders of outstanding BPO Class AAA Preference Shares, Series G, Series H, Series J, and Series K (collectively, the “BPO Convertible Preference Shares”), were given the option to elect either:

i.	to exchange their BPO Convertible Preference Shares for BOP Split senior preferred shares (“BOP Split Senior Preferred Shares”), subject to minimum listing requirements and a maximum of 1,000,000 BOP Split Senior Preferred Shares issued per series, pro-rated, or
ii.	to continue holding their BPO Convertible Preference Shares, the conditions of which were modified in order to provide for the BPO Convertible Preference Shares to be exchangeable into BPY Units rather than convertible into BPO common shares.

c)	Class A Voting Preferred Shares

All Class A Series A and B voting preference shares of BPO, other than those held by the Purchasers or their subsidiaries, were redeemed by BPO for cash.

Under IFRS 10, Consolidated Financial Statements, the buy-out of a non-controlling interest by a parent is accounted for as an equity transaction. As a result of the Offer and Arrangement, BPY owns 100% of the issued and outstanding common shares of BPO. Prior to the Arrangement, BPO was consolidated by BPY. Subsequent to the Arrangement, BPY continues to consolidate BPO. In addition, and in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”), transaction costs associated with such a transaction are accounted for as a deduction from equity in the consolidated financial statements. As a result, the partnership deducted approximately $25 million from equity for the year ended December 31, 2014.

The acquisition of the remaining common shares in BPO, paid for through a combination of the issuance of approximately 160 million BPY Units and Exchange LP Units with a value of $3,030 million and cash consideration of $1,538 million, resulted in a reduction in non-controlling interests of $5,074 million. In addition, certain Canadian BPO shareholders had their shares redeemed directly by BPO. BPO acquired 22.5 million of these common shares for consideration of $195 million in cash and 12.9 million Exchange LP Units valued at $263 million. The acquired BPO shares were subsequently cancelled.

NOTE 6.	ACQUISITIONS AND Business COMBINATIONS

The partnership completed the following acquisitions during the year ended December 31, 2014, all of which were accounted for as business combinations in accordance with IFRS 3.

In December 2014, the partnership acquired 100% of the equity in Moor Place in London for $334 million.

In November 2014, the partnership acquired equity interests in a portfolio of six high quality office parks in India (“Candor Office Parks”) for a total consideration of $304 million which was funded with $94 million in cash from the partnership and $210 million from the issuance of non-controlling interests to certain institutional investors through funds sponsored by Brookfield Asset Management. Upon the initial acquisition of its interest, the partnership did not have the current ability to appoint the directors necessary to exercise power over the activities of the Candor Office Parks entities and, accordingly, initially accounted for them as investments in associates using the equity method. In December 2014, the partnership entered into an agreement with the manager of the entities that gave it the ability to appoint the directors necessary to exercise control over four of the entities and joint control over the remaining two entities. The acquisition of control in December is accounted for as a business combination and the equity accounted investments in the entities over which control was acquired were measured at fair value at that date. As control of the Candor Office Parks entities was acquired near the balance sheet date, at the date the consolidated financial statements were approved for issuance the partnership had not finalized its valuation of the investment properties and other assets acquired and debt obligations, deferred tax and other liabilities assumed. Also, the partnership had not completed its evaluation of certain payments made in connection with the business combination to determine if they represent consideration for the transaction or should be accounted for separately from the transaction. Accordingly, the measurement of the consideration paid, assets, liabilities and non-controlling interests have been recognized on provisional basis and may be adjusted retrospectively in future reporting periods in accordance with IFRS 3.

In October 2014, the partnership acquired 91% of the voting equity interest in CARS for consideration of $1,184 million which was funded with $334 million in cash from the partnership and $850 million in the issuance of non-controlling interests through funds sponsored by Brookfield Asset Management. At the date the partnership’s consolidated financial statements were approved for issuance, the valuation of investment properties, debt obligations, deferred income taxes and contingent consideration were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis and may be adjusted retrospectively in future periods in accordance with IFRS 3.

In addition, in October 2014, the partnership acquired 99% of the voting equity interests in a portfolio of six multifamily residential properties located in New York City for a total consideration of $1,056 million which was funded with $98 million in cash from the partnership, $220 million in the issuance of non-controlling interests through funds sponsored by Brookfield Asset Management, and $738 million of debt financing.

In June 2014, the partnership acquired an additional 50% interest in KPMG Tower in Sydney for a net purchase price of approximately $130 million bringing its ownership in the property to 100%. The acquisition of the additional interest in KPMG Tower is accounted for as a business combination and KPMG Tower has been consolidated by the partnership since the acquisition date. Prior to the acquisition date, KPMG Tower was accounted for as an investment in joint operations.

In January 2014, the partnership purchased an additional 23.6% interest in Five Manhattan West (previously known as 450 West 33rd Street) for a net purchase price of $57 million, which includes cash consideration of $50 million and the settlement of a $7 million loan receivable. As a result, the partnership’s ownership in Five Manhattan West increased to 98.6%. The partnership has consolidated Five Manhattan West as a result of the business combination since the acquisition date, prior to which it was accounted for as an investment in joint venture under the equity method of accounting.

The following table summarizes the impact of significant acquisitions during the year ended December 31, 2014 that resulted in consolidation:

(US$ Millions)	Candor Office Parks		CARS	Manhattan Multi- family	Moor Place	KPMG Tower	Five Manhattan West	Other Business Combinations(1)	Total
Cash and cash equivalents	$	―	15	15	―	―	―	7	$37
Accounts receivable and other		100	6	9	2	―	57	4	178
Investment properties		785	4,313	1,044	332	130	653	633	7,890
Total assets		885	4,334	1,068	334	130	710	644	8,105
Less:
Accounts payable and other liabilities		(179)	(50)	(9)	―	―	(2)	(1)	(241)
Debt obligations		(193)	(2,980)	―	―	―	(462)	(118)	(3,753)
Non-controlling interests(2)		(209)	(120)	(3)	―	―	(4)	(9)	(345)
Net assets acquired		$304	1,184	1,056	334	130	242	516	$3,766

Consideration(3)(4)		$304	1,184	1,056	334	130	57	516	$3,581

Transaction costs		$5	9	7	4	―	―	8	$33
(1)	Includes seven acquisitions of 53 properties completed during the year.
(2)	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets, liabilities, and contingent liabilities on the date of acquisition.
(3)	Consideration for the acquisition of Five Manhattan West is before considering the existing investment in joint venture accounted for under the equity method of accounting.
(4)	Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

In the period from each acquisition date to December 31, 2014, the partnership recorded revenue and net income in connection with these acquisitions of approximately $143 million and $51 million, respectively. If the acquisitions had occurred on January 1, 2014, the partnership’s total revenue and net income would have been $4,848 million and $4,569 million, respectively, for the year ended December 31, 2014.

Acquisition-related costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in administration and other expense on the consolidated statements of income.

NOTE 7.	iNVESTMENT PROPERTIES

The following table presents a roll forward of investment property balances for the years ended December 31, 2014 and 2013:

	Year ended Dec. 31, 2014			Year ended Dec. 31, 2013
(US$ Millions)	Commercial Properties	Commercial Developments	Total	Commercial Properties	Commercial Developments	Total
Balance, beginning of year	$31,679	$2,474	$34,153	$30,211	$1,485	$31,696
Additions resulting from:
Property acquisitions	8,080	26	8,106	4,224	637	4,861
Capital expenditures	821	881	1,702	514	490	1,004
Property dispositions(1)	(2,512)	(200)	(2,712)	(1,340)	(193)	(1,533)
Fair value gains, net	2,781	289	3,070	805	143	948
Reclassifications of assets held for sale	(2,173)	―	(2,173)	―	―	―
Change in presentation on Spin-off(2)	―	―	―	(1,421)	―	(1,421)
Change in basis of presentation(3)	―	―	―	(175)	(36)	(211)
Foreign currency translation	(1,026)	(150)	(1,176)	(1,264)	(66)	(1,330)
Other changes	139	32	171	125	14	139
Balance, end of year	$37,789	$3,352	$41,141	$31,679	$2,474	$34,153
(1)	Property dispositions represent the carrying value on date of sale.
(2)	Certain investment properties have been reclassified to equity accounted investments and participating loan interests to reflect the accounting impact of contractual relationships created or modified in conjunction with the Spin-off.
(3)	Due to the reorganization of ownership interests between the partnership and Brookfield Asset Management in 2013, certain operating and development assets have been reclassified to/from equity accounted investments, as they were held through entities that the partnership previously consolidated and are now equity accounted investments.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. See table below for further information on what valuation method the partnership uses for its asset classes.

Where available, the partnership determines the fair value of commercial properties based on recent sales of similar properties in the same location and condition and subject to a similar leasing profile. Where comparable current sales in an active market do not exist, the partnership considers information from a variety of sources, including: i) either of the two accepted income approaches described above; ii) recent prices of similar properties in less active markets, with adjustments to reflect any change in economic conditions since the date of the observed transactions that occurred at those prices, including market rents and discount or capitalization rates; and iii) current prices in an active market for properties of a different nature, condition or location, including differences in leasing and other contracts. In certain cases, these sources will suggest different conclusions about the fair value of an investment property. In such cases, the partnership considers the reasons for any such differences in validating the most reliable estimate of fair value. Giving consideration to the unique characteristics of each property, the most reliable estimate of fair value is generally derived by one of the two accepted income approaches.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership measures and records its commercial properties and developments using valuations prepared by management. The partnership does not measure or record its properties based on valuations prepared by external valuation professionals.

The key valuation metrics for the partnership’s consolidated commercial properties and equity accounted investments are set forth in the following tables below on a weighted-average basis:

		Dec. 31, 2014			Dec. 31, 2013
Consolidated Properties	Primary valuation method	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs.)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs.)

Office(1)
United States	Discounted cash flow	7.1%	5.9%	10	7.5%	6.3%	11
Canada	Discounted cash flow	6.3%	5.6%	11	6.4%	5.7%	11
Australia	Discounted cash flow	8.3%	6.8%	10	8.4%	7.2%	10
Europe	Discounted cash flow	6.8%	5.1%	10	6.7%	5.3%	10
Brazil	Discounted cash flow	8.5%	7.5%	10	n/a	n/a	n/a
Retail
Brazil	Discounted cash flow	9.2%	7.1%	10	9.0%	7.2%	10
Australia(2)	Discounted cash flow	n/a	n/a	n/a	10.3%	9.5%	10
Industrial	Discounted cash flow	7.9%	7.3%	10	8.9%	7.7%	10
Multifamily(3)	Direct capitalization	5.4%	n/a	n/a	6.0%	n/a	n/a
Triple Net Lease(3)	Direct capitalization	6.6%	n/a	n/a	n/a	n/a	n/a
(1)	Excludes valuation metrics related to Candor Office Parks.
(2)	The partnership disposed of its remaining Australian retail asset during the fourth quarter of 2014.
(3)	The valuation method used to value multifamily and triple net lease properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

		Dec. 31, 2014			Dec. 31, 2013
Equity Accounted Investments(1)	Primary valuation method	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs.)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (yrs.)

Office
United States	Discounted cash flow	6.4%	5.4%	9	6.6%	5.9%	9
Australia	Discounted cash flow	8.3%	7.0%	10	8.7%	7.3%	10
Retail
United States	Discounted cash flow	7.4%	5.8%	10	7.6%	5.8%	10
Industrial	Discounted cash flow	7.2%	6.6%	10	7.8%	7.0%	10
Multifamily(2)	Direct capitalization	5.5%	n/a	n/a	5.6%	n/a	n/a
(1)	See Note 9 for further discussion on the partnership’s equity accounted investments.
(2)	The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Operating properties with a fair value of approximately $7.6 billion (2013 — $6.2 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any properties held under operating leases.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above.

(US$ Millions)
As at Dec. 31, 2014	Level 1		Level 2		Level 3
Investment properties:
Commercial properties	$	―	$	―	$37,789
Commercial developments		―		―	3,352
Total	$	―	$	―	$41,141

(US$ Millions)
As at Dec. 31, 2013	Level 1		Level 2		Level 3
Investment properties:
Commercial properties	$	―	$	―	$31,679
Commercial developments		―		―	2,474
Total	$	―	$	―	$34,153

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2014, 2013, and 2012. Investment properties with a fair value of $36.6 billion (2013 ― $29.4 billion) are pledged as security for property debt.

During the year ended December 31, 2014, the partnership capitalized a total of $881 million (2013 — $490 million) of costs related to development properties. Included in this amount is $778 million (2013 — $420 million) of construction and related costs and $103 million (2013 — $70 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2014 is 5.9% (2013 — 5.4%).

NOTE 8.	INVESTMENTS IN SUBSIDIARIES

The following table presents the partnership’s material subsidiaries as of December 31, 2014 and 2013:

	Jurisdiction of	Economic interest		Voting interest
	formation	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014		Dec. 31, 2013
Holding entities
Brookfield Property L.P.(1)	Bermuda	37%	19%	100%		100%
Brookfield BPY Retail Holdings II Inc.	Ontario	37%	19%	100%		100%
BPY Bermuda Holdings Limited	Bermuda	37%	19%	100%		100%
BPY Bermuda Holdings II Limited	Bermuda	37%	19%	100%		100%
Brookfield BPY Holdings Inc.	Ontario	37%	19%	100%		100%
Real estate entities
Brookfield Office Properties Inc.	Canada	100%	49%	100	%(2)	51	%(2)
Brookfield BPY Holdings (Australia) ULC	Canada	100%	100%	―	(3)	―	(3)
DS4 Holdings Limited	Barbados	100%	100%	100%		100%
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	Brazil	35%	35%	―	(4)	―	(4)
(1)	BPY holds all managing general partner units of Brookfield Property L.P. and therefore has the power to direct the relevant activities and affairs of Brookfield Property L.P. The managing general partner units represent 37% and 19% of the total number of Brookfield Property L.P. units at December 31, 2014 and 2013, respectively.
(2)	As at December 31, 2014, the partnership owns 100% of BPO. As at December 31, 2013, the partnership’s indirect interest in BPO consisted of 49.2% of the outstanding common shares and 97.2% of the outstanding voting preferred shares, together representing an aggregate voting interest of approximately 50.5%.
(3)	This entity holds economic interest in certain of our Australian properties not held through BPO. This economic interest is held in the form of participating loan agreements with Brookfield Asset Management.
(4)	The partnership holds its economic interest in these assets primarily through limited partnership interests in Brookfield Asset Management-sponsored private funds. By their nature, limited partnership interests do not have any voting rights. The partnership has entered into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investees.

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

		Proportion of economic interests held by non- controlling interests			Non-controlling interests
(US$ Millions)	Jurisdiction of formation	Dec. 31, 2014	Dec. 31, 2013		Dec. 31, 2014	Dec. 31, 2013
Brookfield Office Properties Inc.	Canada	― (1)	51	%(1)	$2,790	$8,337
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	Brazil	65%	65%		763	936
IDI Realty, LLC	U.S.	72%	72%		829	801
BSREP Europe Holdings L.P.	Cayman Islands	69%	69%		382	254
BREF ONE, LLC	U.S.	67%	67%		457	369
Capital Automotive LP	U.S.	74%	―		763	―
BSREP India Office Holdings Pte. Ltd.	Singapore	81%	―		441	―
BSREP CXTD Holdings L.P.	Cayman Islands	69%	―		427	―
BSREP UA Holdings LLC	U.S.	70%	―		233	―
Other	Various	18%-87%	18%-88%		1,006	669
Total					$8,091	$11,366
(1)	Includes non-controlling interests in BPO subsidiaries which vary from 1.0% - 50.0%.

Summarized financial information in respect of each of the partnership’s subsidiaries that has non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

					Equity attributable to
(US$ Millions) Dec. 31, 2014	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the company
Brookfield Office Properties Inc.	$2,829	$31,576	$3,961	$14,908	$2,009	$13,527
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	87	1,545	27	594	763	248
IDI Realty, LLC	148	1,777	105	694	829	297
BSREP Europe Holdings L.P.	170	803	130	297	382	164
BREF ONE, LLC	313	2,270	173	1,727	457	226
Capital Automotive LP	27	4,340	370	2,994	763	240
BSREP India Office Holdings Pte. Ltd.	132	785	―	377	441	99
BSREP CXTD Holdings L.P.	21	603	3	―	427	194
BSREP UA Holdings LLC	26	1,055	11	738	233	99
Total	$3,753	$44,754	$4,780	$22,329	$6,304	$15,094

					Equity attributable to
(US$ Millions) Dec. 31, 2013	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the company
Brookfield Office Properties Inc.	$1,237	$29,654	$3,364	$13,709	$1,485	$12,333
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	115	1,936	38	749	936	328
IDI Realty, LLC	75	1,895	125	773	801	270
BSREP Europe Holdings L.P.	43	652	61	281	254	99
BREF ONE, LLC	602	2,243	2,294	―	370	181
Total	$2,072	$36,380	$5,882	$15,512	$3,846	$13,211

		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions) Year ended Dec. 31, 2014	Revenue	Net income (loss)	Total comprehensive income	Distributions	Net income (loss)	Total comprehensive income
Brookfield Office Properties Inc.	$2,372	$204	$123	$569	$2,614	$2,161
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	129	(60)	(161)	12	(33)	(66)
IDI Realty, LLC	110	88	88	32	30	30
BSREP Europe Holdings L.P.	88	99	61	―	43	27
BREF ONE, LLC	783	(58)	129	33	(28)	64
Capital Automotive LP	58	14	14	―	5	5
BSREP India Office Holdings Pte. Ltd.	―	(4)	(4)	―	(2)	(2)
BSREP CXTD Holdings L.P.	―	97	97	10	44	44
BSREP UA Holdings LLC	21	―	―	―	―	―
Total	$3,561	$380	$347	$656	$2,673	$2,263

		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions) Year ended Dec. 31, 2013	Revenue	Net income (loss)	Total comprehensive income	Distributions	Net income (loss)	Total comprehensive income
Brookfield Office Properties Inc.	$2,304	$131	$86	$221	$1,091	$827
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	142	39	(9)	―	6	(11)
IDI Realty, LLC	83	107	―	―	34	―
BSREP Europe Holdings L.P.	46	38	44	―	16	18
BREF ONE, LLC	862	(72)	46	29	(35)	23
Total	$3,437	$243	$167	$250	$1,112	$857

		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions) Year ended Dec. 31, 2012	Revenue	Net income (loss)	Total comprehensive income	Distributions	Net income (loss)	Total comprehensive income
Brookfield Office Properties Inc.	$2,195	$181	$197	$210	$1,287	$1,338
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	143	196	(69)	―	64	(37)
IDI Realty, LLC	2	―	―	―	―	―
BREF ONE, LLC	573	14	32	―	7	44
Total	$2,913	$391	$160	$210	$1,358	$1,345

Certain of the partnership’s subsidiaries are subject to restrictions over the extent to which they can remit funds to the partnership in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

NOTE 9.	EQUITY ACCOUNTED INVESTMENTS

The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

			Proportion of Ownership Interests/Voting Rights Held by the Partnership		Carrying value
(US$ Millions)	Principal Activity	Principal Place of Business	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Joint Ventures
245 Park Avenue, New York	Property holding company	United States	51%	51%	$708	$653
Grace Building, New York	Property holding company	United States	50%	50%	538	695
Five Manhattan West, New York(1)	Property holding company	United States	n/a	75%	―	191
E&Y Centre, Sydney	Property holding company	Australia	50%	50%	218	236
Republic Plaza(2)	Property holding company	United States	50%	n/a	112	―
Other	Various	Various	12%-83%	13%-83%	1,056	906
					2,632	2,681
Associates
General Growth Properties, Inc. (“GGP”)	Real Estate Investment Trust	United States	29%	28%	6,887	6,044
Rouse Properties, Inc. (“Rouse”)	Real Estate Investment Trust	United States	34%	39%	408	399
Diplomat Resort and Spa (“Diplomat”)	Property holding company	United States	90%	n/a	210	―
Other	Various	Various	23%-49%	24%-42%	219	157
					7,724	6,600
Total equity accounted investments					$10,356	$9,281
(1)	See Note 6, Acquisitions and Business Combinations, for further discussion.
(2)	At December 31, 2013, Republic Plaza was consolidated and presented at fair value within investment properties on the consolidated balance sheet as the partnership’s ownership of the property, through BPO, was 100%. See below for further discussion.

In the third quarter of 2014, the partnership, through funds sponsored by Brookfield Asset Management, acquired a 90% interest in Diplomat, which is located in Hollywood, Florida, for an equity contribution of approximately $210 million. Neither the partnership nor Brookfield Asset Management have control over Diplomat, as the investment was made through a third-party managed investment fund and the third party manager has approval rights over certain relevant activities. As a result, the partnership, through indirect subsidiaries, accounts for its investment in Diplomat as an equity accounted investment.

In April 2014, BPO sold 50% of its interest in Republic Plaza, which is located in Denver, Colorado, through the establishment of a 50/50 joint venture partnership for approximately $98 million, net of assumed debt. Republic Plaza was previously consolidated within investment properties on the consolidated balance sheet. BPO continues to retain joint control of the resulting joint venture in accordance with IFRS 11, Joint Arrangements, and as of the sale date, recorded and presented Republic Plaza as an equity accounted investment on the consolidated balance sheet at $98 million. BPO has retained management and leasing responsibilities at Republic Plaza.

The fair value of the common shares of GGP held by the partnership based on the trading price of GGP common stock as of December 31, 2014 is $7,183 million (December 31, 2013 – $5,125 million). The fair value of the common shares of Rouse held by the partnership based on the trading price of Rouse common stock as of December 31, 2014 is $359 million (December 31, 2013 – $430 million). There are no quoted market prices for the partnership’s other equity accounted investments.

At December 31, 2014, the partnership performed a review to determine whether there is any objective evidence that the investment in GGP is impaired or whether there is any indication that the impairment loss recognized in 2013 of $249 million, or any portion thereof, may no longer exist. Management reviewed the carrying value of the partnership’s investment in GGP ($6,638 million, prior to taking into consideration any reversal of the impairment loss recorded in 2013) and compared this balance to the fair value of the common shares of GGP held by the partnership based on the published trading price of GGP common stock as of December 31, 2014 ($7,183 million). Consequently, management estimated the recoverable amount of the investment in GGP to be the fair value of the common shares of GGP at December 31, 2014 and determined that the impairment loss recognized in 2013 should be reversed. Accordingly, the consolidated statements of income for 2014 include, within share of net earnings from equity accounted investments, the reversal of the full $249 million impairment charge taken in the prior year, which resulted in a carrying value of the investment in common shares of GGP of $6,887 million at December 31, 2014.

The following table presents the change in the balance of the partnership’s equity accounted investments as of December 31, 2014 and 2013:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Equity accounted investments, beginning of year	$9,281	$8,038
Additions, net of disposals	275	1,386
Acquisitions through business combinations	―	346
Share of net income	1,366	835
Distributions received	(549)	(236)
Foreign exchange	(44)	(29)
Change in basis of presentation(1)	―	(1,025)
Other	27	(34)
Equity accounted investments, end of year	$10,356	$9,281
(1)	Reflects certain equity accounted investments that were reclassified to participating loan notes to reflect the Spin-off (see Note 3). In addition, reflects changes in the ownership interests in GGP and Rouse as a result of the Spin-off; prior to the Spin-off, certain fund investors were controlled and consolidated by Brookfield Asset Management.

The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as of December 31, 2014 and 2013:

(US$ Millions) Dec. 31, 2014	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint Ventures
245 Park Avenue, New York	$30	$2,167	$13	$795	$1,389
Grace Building, New York	47	1,930	19	882	1,076
E&Y Centre, Sydney	3	441	9	―	435
Republic Plaza	33	487	24	270	226
Other	1,017	2,952	806	1,078	2,085
	1,130	7,977	871	3,025	5,211
Associates
GGP	1,108	40,631	830	17,985	22,924
Rouse	107	2,823	76	1,618	1,236
Diplomat	18	610	34	360	234
Other	158	1,585	472	584	687
	1,391	45,649	1,412	20,547	25,081
Total	$2,521	$53,626	$2,283	$23,572	$30,292

(US$ Millions) Dec. 31, 2013	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint Ventures
245 Park Avenue, New York	$20	$2,057	$14	$791	$1,272
Grace Building, New York	15	1,742	369	―	1,388
Five Manhattan West, New York	59	666	464	―	261
E&Y Centre, Sydney	2	473	2	―	473
Other	283	3,007	97	1,378	1,815
	379	7,945	946	2,169	5,209
Associates
GGP	1,132	38,332	754	17,303	21,407
Rouse	99	2,449	66	1,455	1,027
Other	85	955	559	18	463
	1,316	41,736	1,379	18,776	22,897
Total	$1,695	$49,681	$2,325	$20,945	$28,106

Summarized financial information in respect of the partnership’s equity accounted investments for the years ended December 31, 2014, 2013 and 2012 is set out below:

	Year ended Dec. 31, 2014
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Net income	Other compre- hensive income		Partnership’s share of net income	Distributions received
Joint Ventures
245 Park Avenue, New York	$149	$86	$101	$164	$	―	$84	$17
Grace Building, New York	106	61	146	191		―	95	252
E&Y Centre, Sydney	43	10	―	33		―	17	15
Five Manhattan West, New York	4	4	―	―		―	―	―
Republic Plaza	30	20	9	19		―	9	―
Other	231	124	251	358		―	154	84
	563	305	507	765		―	359	368
Associates
GGP	3,188	1,628	996	2,556		(5)	985	158
Rouse	304	221	4	87		―	29	14
Diplomat	41	61	(5)	(25)		21	(22)	―
Other	161	134	21	48		12	15	9
	3,694	2,044	1,016	2,666		28	1,007	181
Total	$4,257	$2,349	$1,523	$3,431		$28	$1,366	$549

	Year ended Dec. 31, 2013
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Net income	Other compre- hensive income		Partnership’s share of net income	Distributions received
Joint Ventures
245 Park Avenue, New York	$145	$83	$(7)	$55	$	―	$27	$29
Grace Building, New York	100	48	102	154		―	76	―
Five Manhattan West, New York	48	46	101	103		―	76	―
Bourke Place Trust, Sydney	11	3	3	11		―	6	―
Darling Park Complex, Sydney	26	18	(1)	7		―	9	―
E&Y Centre, Sydney	44	11	23	56		―	24	18
Other	189	148	145	186		―	116	71
	563	357	366	572		―	334	118
Associates
GGP	3,079	1,940	1,510	2,649		64	425	102
Rouse	263	216	99	146		―	63	11
Other	496	457	―	39		―	13	5
	3,838	2,613	1,609	2,834		64	501	118
Total	$4,401	$2,970	$1,975	$3,406		$64	$835	$236

	Year ended Dec. 31, 2012
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Net income	Other compre- hensive income		Partnership’s share of net income	Distributions received
Joint Ventures
245 Park Avenue, New York	$144	$80	$66	$130	$	―	$67	$8
Grace Building, New York	100	52	(21)	27		―	13	―
Five Manhattan West, New York	51	42	29	38		―	30	―
Bourke Place Trust, Sydney	5	(27)	―	32		―	13	―
Darling Park Complex, Sydney	106	21	―	85		―	24	―
E&Y Centre, Sydney	45	10	―	35		―	16	22
Other	315	227	56	144		―	53	19
	766	405	130	491		―	216	49
Associates
GGP	3,102	1,903	3,131	4,330		(74)	978	70
Rouse	258	233	50	75		―	33	4
Other	548	530	―	18		―	8	3
	3,908	2,666	3,181	4,423		(74)	1,019	77
Total	$4,674	$3,071	$3,311	$4,914		$(74)	$1,235	$126

Certain of the partnership’s investment in joint ventures and associates are subject to restrictions over the extent to which they can remit funds to the partnership in the form of the cash dividends or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

NOTE 10.	INVESTMENTS IN JOINT OPERATIONS

The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenues, and expenses of the properties in these consolidated financial statements:

Name of entity and name of property	Principal Activity	Place of incorporation and principal place of business	Dec. 31, 2014(1)	Dec. 31, 2013(1)
Brookfield Place - Retail & Parking	Property	Toronto	56%	56%
Brookfield Place III	Development property	Toronto	54%	54%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(2)	Property	Toronto	25%	25%
151 Yonge Street	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	25%	25%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Bankers West Parkade	Development property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
Place de Ville I	Property	Ottawa	25%	25%
Place de Ville II	Property	Ottawa	25%	25%
Jean Edmonds Towers	Property	Ottawa	25%	25%
300 Queen Street	Development property	Ottawa	25%	25%
KPMG Tower(3)	Property	Sydney	―	50%
World Square Retail(3)	Property	Sydney	50%	50%
52 Goulburn Street(3)	Property	Sydney	50%	50%
235 St Georges Terrace(3)	Property	Perth	50%	50%
108 St Georges Terrace(3)	Property	Perth	50%	50%
Shopping Patio Paulista	Property	São Paulo	60%	60%
Shopping Patio Paulista - Expansion	Development property	São Paulo	44%	44%
Shopping Mogi	Property	São Paulo	63%	63%
Shopping Patio Higienópolis	Property	São Paulo	25%	25%
Shopping Patio Higienópolis - Expansion	Development property	São Paulo	32%	32%
Shopping Patio Higienópolis - Co-Invest	Development property	São Paulo	5%	5%
Shopping Patio Higienópolis Expansion - Co-Invest	Property	São Paulo	6%	6%
Brookfield Brazil Higienópolis	Property	São Paulo	11%	―
Shopping Raposo	Property	São Paulo	60%	60%
West Shopping	Property	São Paulo	45%	45%
Shopping Cidade	Property	Belo Horizonte	―	50%
(1)	Represents ownership in these properties before non-controlling interests in subsidiaries.
(2)	First Canadian Place in Toronto is subject to a ground lease with respect to 50% of the land on which the property is situated. At the expiry of the ground lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the property.
(3)	The partnership exercises joint control over these jointly controlled assets through a participating loan agreement with Brookfield Asset Management that is convertible by the partnership at any time into a direct equity interest in the entities that have a direct co-ownership interest in the underlying assets.

NOTE 11. Participating loan interests

Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are accounted for as loans and receivables and held at amortized cost on the consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield Asset Management, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)
Name of Property	Participation Interest	Dec. 31, 2014	Dec. 31, 2013
Darling Park Complex, Sydney	30%	$155	$161
IAG House, Sydney	50%	103	110
NAB House, Sydney(1)	―	―	105
Bourke Place Trust, Melbourne	43%	168	174
Jessie Street, Sydney	100%	153	130
Fujitsu Centre, Sydney(2)	―	―	30
Infrastructure House, Canberra	100%	30	37
Total participating loan interests		$609	$747
(1)	During the first quarter of 2014, BPO sold its 25% participating interest in NAB House in Sydney for approximately $105 million in net proceeds.
(2)	During the second quarter of 2014, the partnership sold its participating interest in Fujitsu Centre for approximately $33 million in net proceeds.

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net on the consolidated statements of income. As of December 31, 2014, the carrying value of the embedded derivative is $43 million (December 31, 2013 – $56 million).

For the year ended December 31, 2014, the partnership recognized interest income on the participating loan interests of $50 million (2013 – $40 million; 2012 – nil) and fair value gains on the associated embedded derivative of $38 million (2013 – $19 million; 2012 – nil).

Summarized financial information in respect of the properties underlying the partnership’s investment in participating loan interests is set out below:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Non-current assets	$2,050	$2,678
Current assets	35	53
Total assets	2,085	2,731
Non-current liabilities	821	363
Current liabilities	20	660
Total liabilities	841	1,023
Net assets	$1,244	$1,708

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Revenue	$197	$237	$	―
Expenses	95	116		―
Earnings before fair value gains	102	121		―
Fair value gains, net	51	59		―
Net earnings	$153	$180	$	―

NOTE 12. HOTEL ASSETS

Consolidated hotel assets primarily consist of the partnership’s hotel properties received as part of the acquisitions of Paradise Island Holdings Limited (“Atlantis”) and BREF HR, LLC (“Hard Rock Hotel and Casino”). Hotel assets are presented on a cost basis, net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of hotel assets using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income. The partnership determines the fair value of these assets on an annual basis as of December 31 by discounting the expected future cash flows using internal valuations. The partnership also obtained valuations prepared by external valuation professionals as at December 31, 2014 to assist in determining fair value, but external valuations are not necessarily indicative of fair value, and accordingly are used as another data point for management to ultimately conclude on the fair value estimate determined. The hotel operating assets are pledged as collateral for the property debt at their respective properties.

Significant unobservable inputs (Level 3) are utilized when determining the fair value of hotel properties. The significant Level 3 inputs include the discount rate, terminal capitalization rate, and investment horizon. Key valuation assumptions included a weighted average discount rate of 10.2% (2013 – 10.5%), terminal capitalization rate of 7.4% (2013 – 7.6%), and investment horizon of 7 years (2013 – 7 years).

The following table presents the change to the components of the partnership’s hotel assets from the beginning of the year:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Cost:
Balance, beginning of the period	$2,569	$3,129
Net additions (dispositions)	(139)	133
Foreign exchange translation	―	(85)
Change in basis of presentation(1)	―	(608)
	2,430	2,569
Accumulated fair value changes:
Balance, beginning of the period	129	1
Increase from revaluation	302	138
Provision for impairment	(5)	(7)
Disposals	―	(3)
	426	129
Accumulated depreciation:
Balance, beginning of the period	(266)	(160)
Depreciation	(112)	(125)
Change in basis of presentation(1)	―	19
	(378)	(266)
Total hotel assets	$2,478	$2,432
(1)	Certain hotel assets in Australia, which are held through an entity which was previously consolidated by the partnership through September 29, 2013, have been reclassified to equity accounted investments as of December 31, 2013.

NOTE 13. OTHER NON-CURRENT ASSETS

The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Securities designated as FVTPL	$1,929	$1,068
Derivative assets	1,424	868
Securities designated as available-for-sale (“AFS”)	143	124
Goodwill	78	120
Other	443	622
Total other non-current assets	$4,017	$2,802

a)	Securities designated as FVTPL

Securities designated as FVTPL primarily includes the partnership’s 22% common equity interest in Canary Wharf Group plc (“Canary Wharf”), a privately held commercial property investment and development company in the United Kingdom, and a $500 million investment in convertible preferred equity of China Xintiandi (“CXTD”), an entity whose common equity is wholly-owned by Hong Kong listed developer Shui On Land Limited (“SOL”), and which was made by an indirect subsidiary of the partnership, in which the partnership holds an approximate 31% interest.

CXTD owns SOL’s portfolio of retail and office properties in Shanghai. The convertible preferred equity in CXTD allows the partnership to elect to convert its investment into a 21% common equity interest in CXTD. Subsequent to the fifth anniversary of the initial investment, SOL has the ability to redeem the partnership’s investment at its discretion through either a cash settlement or by issuing SOL equities with, in either case, a value equivalent to the value of the equity interest in CXTD. In addition to the convertible preference shares, SOL also issued, and the partnership subscribed for, 415 million warrants. These warrants provide the partnership with the option of subscribing for one ordinary share of SOL for each warrant.

The partnership has determined that it does not exercise significant influence over these aforementioned entities except CXTD. While the partnership owns more than 20% of the voting power over CXTD and exercises significant influence over the entity, the partnership’s preferred equity interest does not give the partnership an interest in the earnings associated with an ownership interest until exercise of the conversion option. As a result, the partnership has elected to account for its investment in CXTD as a financial instrument at FVTPL.

b)	Derivative assets

Derivative assets primarily include the carrying amount of warrants to purchase shares of common stock of GGP with a carrying amount of $1,394 million (December 31, 2013 – $868 million). The fair value of the GGP warrants as of December 31, 2014 was determined using a Black-Scholes option pricing model, assuming a 2.9 year term (December 31, 2013 – 3.9 year term), 51% volatility (December 31, 2013 – 51% volatility), and a risk free interest rate of 1.01% (December 31, 2013 – 1.49%).

c)	Securities designated as AFS

Securities designated as AFS represent the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C. and Heritage Plaza in Houston, both property holding companies, that it previously controlled and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership continues to manage these properties on behalf of the acquirer but does not exercise significant influence over the relevant activities of the properties. Included in securities designated as AFS are $106 million of securities pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2013 – $92 million) recognized in other non-current financial liabilities.

d)	Goodwill

Goodwill is attributable to a portfolio premium recognized in connection with the historical purchase of the partnership’s Brazilian retail assets. At the time of purchase, the fair value of the portfolio as a whole exceeded that of all portfolio assets. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

In the third quarter of 2014, the partnership assessed the local economic environment as well as other market conditions and concluded that the carrying amount of the retail asset portfolio in São Paulo, Brazil exceeded its recoverable amount. Consequently, management recognized an impairment loss on goodwill in the retail segment of approximately $33 million, which has been recorded in the consolidated statements of income. As a result of the impairment charge and a $9 million decrease attributable to foreign currency translation, the resulting carrying value of goodwill as of December 31, 2014 is $78 million.

e)	Other

Other primarily includes the partnership’s finite-lived intangible assets which are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark and licensing assets acquired as part of the acquisitions of Atlantis and Hard Rock Hotel and Casino. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

The following table presents a roll forward of the partnership’s intangible assets:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Cost	$409	$412
Accumulated amortization	(61)	(46)
Accumulated impairment losses	(41)	(40)
Intangible assets	$307	$326

NOTE 14. LOANS AND NOTES RECEIVABLE

Loans and notes receivable primarily represents investments in debt instruments secured by commercial and other income producing real property. Loans and notes receivable are financial assets that are carried at amortized cost on the consolidated balance sheets with interest income recognized following the effective interest method on the consolidated statements of income. A loan is considered impaired when, based upon current information and events, it is probable that the partnership will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. Loans are evaluated individually for impairment given the unique nature and size of each loan. On a quarterly basis, the partnership’s subsidiaries perform a quarterly review of all collateral properties underlying the loans receivable for each collateralized loan. There is no impairment of loans and notes receivable for the year ended December 31, 2014.

NOTE 15. ACCOUNTS RECEIVABLE AND OTHER

The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Accounts receivable(1)	$478	$386
Restricted cash and deposits(2)	2,121	337
Other current assets	526	312
Total accounts receivable and other	$3,125	$1,035
(1)	See Note 35, Related Parties, for further discussion.
(2)	Restricted cash and deposits include $1,800 million of cash received from the issuance of the exchangeable preferred securities to the Qatar Investment Authority (“QIA”) that included restrictions requiring that it first be used to finance the acquisition of a particular investment.

Restricted cash and deposits are considered restricted when they are subject to contingent rights of third parties that prevent the assets’ use for current purposes.

NOTE 16. Assets Held for sale

During the fourth quarter of 2014, the partnership reclassified office properties, which include 1250 Connecticut Avenue, 650 Massachusetts, 77 K Street, 799 9th Street, 1400 K Street, 1200 K Street, Bethesda Crescent, and Victor Building all of which are located in Washington, D.C., Metropolitan Park East & West in Seattle and 151 Yonge in Toronto, as well as a portfolio of multifamily assets in Virginia and Maryland, to assets held for sale as it intends to sell controlling interests in these properties to third parties in the next 12 months.

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Assets
Investment properties	$2,173	$	―
Accounts receivables and other assets	68		―
Assets held for sale	2,241		―
Liabilities
Debt obligations	1,165		―
Accounts payable and other liabilities	56
Liabilities associated with assets held for sale	$1,221	$	―

NOTE 17. Debt obligations

The partnership’s debt obligations include the following:

	Dec. 31, 2014		Dec. 31, 2013
(US$ Millions)	Weighted- Average Rate	Debt Balance	Weighted- Average Rate	Debt Balance
Unsecured facilities
Brookfield Office Properties’ revolving facility	1.86%	$683	3.45%	$336
Brookfield Office Properties’ senior unsecured notes	4.17%	299	4.17%	327
Brookfield Property Partners’ credit facilities	2.68%	2,711	3.01%	496
Brookfield Canada Office Properties’ revolving facility	2.73%	159	―	―

Funds subscription credit facility	1.88%	504	1.77%	645
Subsidiary borrowings	4.45%	81	―	―

Secured debt obligations
Fixed rate	5.18%	12,296	5.10%	10,077
Variable rate	4.38%	11,438	3.94%	9,759
Total debt obligations		$28,171		$21,640

Current		$3,127		$5,120
Non-current		23,879		16,520
Debt associated with assets held for sale		1,165		―
Total debt obligations		$28,171		$21,640

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Dec. 31, 2014			Dec. 31, 2013
(US$ Millions)	U.S. Dollars	Local Currency		U.S. Dollars	Local Currency
U.S. Dollars	$21,490		$21,490	$15,047		$15,047
Canadian Dollars	2,682	C$	3,116	2,845	C$	3,022
Australian Dollars	1,848	A$	2,261	1,711	A$	1,919
Brazilian Reais	707	R$	1,877	743	R$	1,740
British Pounds	971		£624	1,021		£617
Euros	280		€231	273		€199
Indian Rupee	193	Rs	12,313	―	Rs	―
Total debt obligations	$28,171			$21,640

NOTE 18. cAPITAL sECURITIES

The partnership has the following capital securities outstanding as of December 31, 2014 and December 31, 2013:

(US$ Millions, except where noted)	Shares Outstanding	Cumulative Dividend Rate	Dec. 31, 2014	Dec. 31, 2013
Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$524	$	―
Series 2	24,000,000	6.50%	510		―
Series 3	24,000,000	6.75%	501		―
Class B Junior Preferred Shares	30,000,000	5.75%	750		750
Class C Junior Preferred Shares	20,000,000	6.75%	500		500
BPO Class AAA Preferred Shares:
Series G(1)	3,350,000	5.25%	85		110
Series H(1)	7,000,000	5.75%	150		188
Series J(1)	7,000,000	5.00%	150		188
Series K(1)	4,980,000	5.20%	107		142
BOP Split Senior Preferred Shares:
Series 1	1,000,000	5.25%	25		―
Series 2	1,000,000	5.75%	22		―
Series 3	1,000,000	5.00%	22		―
Series 4	1,000,000	5.20%	22		―
Capital Securities – Fund Subsidiaries	―	―	643		491
Total capital securities			$4,011		$2,369

Current			$476		$188
Non-current			3,535		2,181
Total capital securities			$4,011		$2,369
(1)	BPY and its subsidiaries own 1,050,000, 1,000,000, 1,000,000, and 1,020,000 shares of Series G, Series H, Series J, and Series K capital securities as of December 31, 2014, respectively, which has been reflected as a reduction in outstanding shares of the BPO Class AAA Preferred Shares.

On December 4, 2014, the partnership issued $1,800 million of exchangeable preferred equity securities (“Preferred Equity Units”) to QIA. The Preferred Equity Units are exchangeable at the option of QIA into LP Units at a price of $25.70 per unit and were issued in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. After three years for the seven-year tranche and four years for the ten- and twelve-year tranches, the partnership can effectively require the holder to exchange the Preferred Equity Units into LP Units as long as the LP Units are trading at or above 125%, 130% and 135%, respectively, of the exchange price. Upon maturity, the Preferred Equity Units that remain outstanding will be redeemed in exchange for LP Units valued at the 20-day, volume-weighted average trading price at such time. Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity. QIA will have the right to designate one member to the board of directors of the partnership. The Preferred Equity Units have been accounted for as a compound instrument comprised of (i) a financial liability representing the partnership’s obligations to redeem the Preferred Equity Units at maturity for a variable number of BPY Units and (ii) an equity instrument representing QIA’s right to convert the Preferred Equity Units to a fixed number of BPY Units. The cash proceeds received from issuing the Preferred Equity Units were allocated between capital securities ($1,535 million) and limited partners’ equity ($265 million). The allocation between capital securities and equity was based on first determining the liability component by discounting the cash flows associated with these securities at market interest rates. The equity component was then assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

The $750 million of Class B Junior and $500 million of Class C Junior redeemable preferred shares of one of the holding entities that are held by Brookfield Asset Management were issued as partial consideration for the Business acquired by the partnership. The Class B preferred shares are entitled to receive a cumulative preferential dividend equal to 5.75% of their redemption value as and when declared by the Board of Directors of the holding entity until the fifth anniversary of their issuance. After the fifth anniversary of their issuance the Class B preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes. The holding entity may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield Asset Management will have a right of retraction following the fifth anniversary of the issuance of the Class B preferred shares. Pursuant to a retraction call right, the partnership may redeem up to an aggregate maximum of $375 million, Class B preferred shares for LP Units. The number of LP Units to be delivered is determined by dividing the amount of Class B preferred shares to be retracted by the greater of $2.00 and 95% of the 20-day volume-weighted average trading price of LP Units.

The Class C preferred shares are entitled to receive a cumulative preferential dividend equal to 6.75% of their redemption value as and when declared by the board of directors of the holding entity. The holding entity may redeem the Class C preferred shares at any time and must redeem all of the outstanding Class C preferred shares on the seventh anniversary of their issuance. Brookfield Asset Management will have a right of retraction following the third anniversary of the issuance of the Class C preferred shares. The Class B and Class C preferred shares will be entitled to vote with the common shares of the holding entity and each class of preferred shares will have an aggregate of 1% of the votes to be cast in respect of the holding entity.

The terms of BPO’s Convertible Preference Shares have been amended such that these shares are exchangeable into BPY Units and no longer convertible into BPO common shares. As discussed previously, in connection with the Arrangement, holders of such securities were given the option, subject to an overall limit of 1,000,000 shares per series and certain other conditions, to exchange their BPO Convertible Preference Shares for BOP Split Senior Preferred Shares. Subsequent to the Arrangement, 1,000,000 such shares of each series were issued in exchange for the same number of BPO Convertible Preference Shares, which are now held by BOP Split.

As stated in Note 5, Acquisition of Brookfield Office Properties Inc., holders of outstanding BPO Convertible Preference Shares were given the option to elect to exchange their BPO Convertible Preference shares for BOP Split Senior Preferred Shares. In accordance with IAS 32 and IAS 1, Presentation of Financial Statements, the BOP Split Senior Preferred Shares are presented as current liabilities within capital securities on the consolidated balance sheets as there is a contractual obligation to deliver cash as well as a retraction provision that permits holders of each series of shares to retract the BOP Split Senior Preferred Shares at any time.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year. The first dividend paid on the BOP Split Senior Preferred Shares was for the full quarter ended September 30, 2014. On February 5, 2015 the Board of Directors of BOP Split declared quarterly dividends payable for the BOP Split Senior Preferred Shares.

Cumulative preferred dividends on the BPO Convertible Preference Shares and BOP Split Senior Preferred Shares are payable quarterly, as and when declared by the Board of Directors of BPO and BOP Split. On February 5, 2015 the Boards of Directors of BPO and BOP Split declared quarterly dividends payable for the BPO Convertible Preference Shares and BOP Split Senior Preferred Shares, respectively.

The Capital Securities – Fund Subsidiaries represent the equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at redemption amount.

Capital securities includes $473 million (December 31, 2013 – $518 million) repayable in Canadian Dollars of C$550 million (December 31, 2013 – C$550 million).

The redemption terms of the outstanding BPO Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(1,2)	BPO’s Option(3)	Holder’s Option(4)
BPO Class AAA Preferred Shares:
Series G	June 30, 2011	$ 25.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C$ 25.00	December 31, 2011	December 31, 2015
Series J	June 30, 2010	C$ 25.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C$ 25.33	December 31, 2012	December 31, 2016
(1)	Subject to applicable law and rights of BPO, BPO may, on or after the dates specified above, redeem BPO Class AAA Preferred Shares Series K at a price of C$26.00 if redeemed during the 12 months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2015
(2)	Subject to applicable law and rights of BPO, BPO may purchase BPO Class AAA Preferred Shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of BPO, such shares are obtainable.
(3)	Subject to applicable law and, if required, other regulatory approvals, BPO may, on or after the dates specified above, convert the Class AAA, Series G, H, J and K into LP Units. The Class AAA, Series H, J and K preferred shares may be converted into that number of LP Units determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of LP Units at such time.
(4)	Subject to applicable law, the partnership’s call rights and BPO’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above and on specified dates thereafter, convert Class AAA, Series G, H, J and K preferred shares into that number of LP Units determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G - US$2.00) or 95% of the weighted average trading price of LP Units at such time.

The redemption terms of the outstanding BOP Split Senior Preferred Shares are as follows:

	Redemption Date(2)	Redemption Price	BPY’s Option	Holder’s Option
BOP Split Senior Preferred Shares:
Series 1(1)	June 30, 2014	$ 25.00	June 30, 2014	September 30, 2015
Series 2(1)	December 31, 2014	C$ 25.00	December 31, 2014	December 31, 2015
Series 3(1)	June 30, 2014	C$ 25.00	June 30, 2014	December 31, 2014
Series 4(1)	December 31, 2015	C$ 25.33	December 31, 2015	December 31, 2016
(1)	Subject to the terms of any shares ranking prior to the BOP Split Senior Preferred Shares applicable law and provisions described in the Arrangement, the partnership, at its option, may at any time redeem all, or from time to time any part, of the then outstanding BOP Split Senior Preferred Shares for cash as follows: the Series 1 at a price of US$25.33, if redeemed before June 30, 2014, and US$25.00 if redeemed on or after June 30, 2014; the Series 2 at a price of C$25.33, if redeemed before December 31, 2014, and C$25.00 if redeemed on or after December 31, 2014; the Series 3 at a price of C$25.25, if redeemed before June 30, 2014, and C$25.00 if redeemed on or after June 30, 2014; the Series 4 at a price of C$25.67, if redeemed before December 31, 2014, and C$25.33 if redeemed on or after December 31, 2014, but before December 31, 2015, and C$25.00 if redeemed on or after December 31, 2015.
(2)	Subject to applicable law and certain provisions, the partnership may acquire for cancelling all or any part of the BOP Split Senior Preferred Shares outstanding from time to time at the lowest price at which in the opinion of the directors of the partnership such shares are available.

NOTE 19. iNCOME tAXES

The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Deferred income tax assets:
Non-capital losses (Canada)	$106	$103
Capital losses (Canada)	85	100
Net operating losses (U.S.)	89	69
Non-capital losses (foreign)	14	6
Deferred financing costs	49	20
Foreign currency	39	4
Other	32	10
	414	312
Deferred income tax liabilities:
Properties	(2,110)	(1,404)
Investments in associates	(902)	(437)
Other	(41)	(3)
	$(3,053)	$(1,844)
Net deferred tax liability	(2,639)	(1,532)

The changes in deferred tax balances are presented as follows:

		Recognized in
(US$ Millions)	Dec. 31. 2013	Reclass		Income	Equity	OCI	Dec. 31, 2014
Deferred tax assets	$312		$(4)	$22	$52	$32	$414
Deferred tax liabilities	(1,844)		4	(1,172)	(84)	43	(3,053)
Net deferred tax liability	$(1,532)	$	―	$(1,150)	$(32)	$75	$(2,639)

(US$ Millions)	Dec. 31. 2012	Reclass		Income	Equity(1)	OCI	Dec. 31. 2013
Deferred tax assets	$348	$	―	$5	$(1)	$(40)	$312
Deferred tax liabilities	(1,321)		―	(492)	(76)	45	(1,844)
Net deferred tax liability	$(973)	$	―	$(487)	$(77)	$5	$(1,532)

(1)	Equity category during the period ended December 31, 2013 primarily relates to adjustments made to the partnership’s equity related to the tax restructuring which occurred as part of the Spin-off.

The aggregate amount of gross temporary differences associated with investments and interests in joint arrangements in subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2014 is approximately $7 billion (2013 - $4 billion).

The deferred tax assets not recognized are as follows:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Deferred income tax assets:
Net operating losses (U.S.)	$73	$30
Net operating losses (foreign)	731	443
Net deferred tax assets not recognized	$804	$473

The holding entities and their Canadian subsidiaries have deferred tax assets of $106 million (December 31, 2013 – $103 million) related to non-capital losses that expire over the next 20 years, and $85 million (December 31, 2013 – $100 million) related to capital losses that have no expiry. The holding entities and their U.S. subsidiaries have deferred tax assets of $89 million (December 31, 2013 – $69 million) related to non-capital losses that expire over the next 20 years. The holding entities and their foreign subsidiaries, mainly in the United Kingdom and Brazil have deferred tax assets of $14 million (December 31, 2013 – $6 million) related to non-capital losses which do not expire. The holding entities, their U.S. subsidiaries, and foreign subsidiaries have deferred tax assets which have not been recognized of $804 million (December 31, 2013 – $473 million) related to net operating losses, the majority of which have no expiry.

The major components of income tax expense include the following:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Current income tax expense	$26	$14	$121
Deferred income tax expense	1,150	487	368
Income tax expense	$1,176	$501	$489

The increase in income tax expense for the year ended December 31, 2014 compared to the prior year ended December 31, 2013 primarily relates to an increase in income due to fair value gains recognized during the period, an increase resulting from a change in legislation (which affects the rate at which some of the partnership’s temporary differences will be taxed), and an increase in deferred taxes relating to transactions undertaken in connection with the purchase of additional interests in BPO.

(US$ Millions, except where noted) Year ended Dec. 31,	2014	2013	2012
Statutory income tax rate	26%	29%	27%
Increase (decrease) in rate resulting from:
Portion of income not subject to tax	―	(3)	(12)
International operations subject to different tax rates	(7)	(5)	4
Non-controlling interests in income of flow-through entities	(4)	(6)	1
Change in basis of accounting of investments in associates	―	6	―
Change in legislation	4	―	―
Other	2	1	(4)
Effective income tax rate	21%	22%	16%

As the partnership is not subject to tax, the 2014 analysis used the applicable Canadian blended Federal and Provincial tax rate as the statutory income tax rate. In 2013, the analysis used a blended statutory rate for jurisdictions where the holding entities and any direct or indirect corporate subsidiaries of such holding entities operate. In 2012, the analysis used the applicable Canadian blended Federal and Provincial tax rate of Brookfield Asset Management as the statutory income tax rate since the information for periods prior to the Spin-off is presented in accordance with the continuity of interests.

NOTE 20. aCCOUNTS PAYABLE AND OTHER LIABILITIES

The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Accounts payable and accrued liabilities	$1,592	$1,541
Other liabilities	161	124
Total accounts payable and other liabilities	$1,753	$1,665

Included in accounts payable and other liabilities are derivative liabilities with a carrying amount of $161 million at December 31, 2014 (December 31, 2013 – $128 million).

NOTE 21. eQUITY

The partnership’s capital structure is comprised of five classes of partnership units: GP Units and LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units. Prior to the Spin-off, equity otherwise not attributable to interests of others in operating subsidiaries and properties had been allocated to Brookfield Asset Management.

a)	General and limited partnership equity

GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest, equity enhancement distributions and incentive distributions from the operating partnership. The managing general partner of BPY is Brookfield Property Partners Limited (the “general partner”), a wholly-owned subsidiary of Brookfield Asset Management.

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the NYSE and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General Partnership Units		Limited Partnership Units
(Thousands of units)	Dec. 31, 2014	Dec. 31,2013	Dec. 31, 2014	Dec. 31,2013
Outstanding, beginning of year	139	―	102,522	―
Issued on Spin-off	―	139	―	80,091
Issued on November 1, 2013 for the acquisition of incremental interest in GGP	―	―	―	22,431
Issued on March 20, April 1, and June 9 2014 for the acquisition of incremental BPO shares	―	―	124,637	―
Exchange LP Units exchanged	―	―	27,011	―
Distribution Reinvestment Program	―	―	133	―
Repurchases of LP Units		―	(223)	―
Outstanding, end of year	139	139	254,080	102,522

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units

The Redeemable/Exchangeable Partnership Units are non-voting limited partnership interests in the operating partnership and have the same economic attributes in all respects as the LP Units. Beginning on April 15, 2015, the Redeemable/Exchangeable Partnership Units may, at the option of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the LP Units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one LP Unit (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Partnership Units for LP Units, the Redeemable/Exchangeable Partnership Units are required to be redeemed for cash. The Redeemable/Exchangeable Partnership Units provide the holder the direct economic benefits and exposures to the underlying performance of the partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owns a direct interest in the managing general partner units of the operating partnership.

The following table presents changes to the Redeemable/Exchangeable Partnership Units from the beginning of the year:

	Redeemable/Exchangeable Partnership Units
(Thousands of units)	Dec. 31, 2014	Dec. 31, 2013
Outstanding, beginning of year	432,649	―
Issued on Spin-off	―	381,329
Issued on November 15, 2013 for the acquisition of incremental interest in GGP	―	51,320
Outstanding, end of year	432,649	432,649

Special limited partnership units

Prior to August 8, 2013, Property Special LP held 1% of the general partner units of the operating partnership and as part of the reorganization effected on August 8, 2013, these units were converted into 1% Special LP Units. This reorganization was done in order to simplify the partnership’s governance structure and to more clearly delineate the partnership’s governance rights in respect of the operating partnership. Property Special LP is entitled to receive equity enhancement distributions and incentive distributions from the Property Partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at December 31, 2014 and 2013.

c)	Limited partnership units of Brookfield Office Properties Exchange LP

Exchange LP Units were issued in March, April and June 2014 to certain Canadian holders of common shares of BPO who elected to receive such units for BPO common shares tendered in the Offer or the Arrangement by such shareholders. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of the completion of the Arrangement, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Thousands of units)	Dec. 31, 2014	Dec. 31, 2013
Outstanding, beginning of year	―	―
Issued on March 20, April 1, and June 9 2014 for the acquisition of incremental BPO shares	48,126	―
Exchange LP Units exchanged (1)	(27,011)	―
Outstanding, end of year	21,115	―
(1)	Approximately 27 million Exchange LP Units issued for the acquisition of incremental BPO shares are held by an indirect subsidiary of the partnership.

d)	Distributions

Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

(US$ Millions, except per unit information) Year ended Dec. 31,	2014		2013(1)
General partner	$	―	$	―
Limited partners		203		56
Holders of:
Redeemable/exchangeable partnership units		432		254
Special limited partnership units		5		3
Limited partnership units of Exchange LP		23		―
Total distributions		663		313
Per unit(2)		$1.00		$0.63

(1)	For the period from April 15, 2013, the date of the Spin-off, to December 31, 2013.
(2)	Per unit outstanding on the record date for each.

e)	Earnings per unit

The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

(US$ Millions, except per unit information) Year ended Dec. 31,	2014	2013(1)
Net income attributable to limited partners – basic	$1,154	$118
Dilutive effect of conversion of convertible preference shares	159	―
Net income attributable to limited partners – diluted	$1,313	$118

Weighted average units outstanding – basic	206.6	83.8
Dilutive effect of conversion of convertible preference shares	40.8	―
Weighted average units outstanding - diluted	247.4	83.8
(1)	Presented effective for the period from the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the holders of the LP Units (see Note 3, The Spin-Off)

NOTE 22. NON-CONTROLLING INTERESTS

Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Redeemable/exchangeable and special limited partnership units	$13,147	$11,092
Limited partnership units of Exchange LP	470	―
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	25	25
Preferred equity of subsidiaries	1,649	1,614
Non-controlling interests in subsidiaries and properties	6,417	9,727
Total interests of others in operating subsidiaries and properties	8,091	11,366
Total non-controlling interests	$21,708	$22,458

NOTE 23. Commercial property revenue

The components of commercial property revenue are as follows:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Base rent	$2,700	$2,573	$2,423
Straight-line rent	106	107	96
Lease termination	20	5	21
Other	212	225	318
Total commercial property revenue	$3,038	$2,910	$2,858

NOTE 24. INVESTMENT AND OTHER REVENUE

The components of investment and other revenue are as follows:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Fee revenue	$27	$50	$51
Dividend income	51	19	47
Interest income	89	44	70
Participating loan interests	50	40	―
Other	135	56	(1)
Total investment and other revenue	$352	$209	$167

NOTE 25. DIRECT COMMERCIAL PROPERTY EXPENSE

The components of direct commercial property expense are as follows:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Employee compensation and benefits	$121	$98	$93
Property maintenance	650	587	543
Real estate taxes	411	385	371
Ground rents	40	33	29
Other	76	101	153
Total direct commercial property expense	$1,298	$1,204	$1,189

The partnership leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend up to a further 5 years. Minimum rental commitments under non-cancelable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Less than 1 year	$2,133	$1,765
1-5 years	8,036	6,195
More than 5 years	11,440	8,306
Total	$21,609	$16,266

Direct commercial property expense for the year ended December 31, 2014 includes $35 million (2013 - $27 million) representing rent expenses associated with operating leases for land on which certain of the partnership’s operating properties are situated. The partnership does not have an option to purchase the leased land at the expiry of the lease periods. Future minimum lease payments under these arrangements are as follows:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Less than 1 year	$31	$30
1-5 years	129	108
More than 5 years	1,576	1,486
Total	$1,736	$1,624

NOTE 26. DIRECT HOSPITALITY EXPENSE

The components of direct hospitality expense are as follows:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Employee compensation and benefits	$266	$357	$248
Marketing and advertising	42	48	35
Cost of food, beverage, and retail goods sold	113	80	60
Maintenance and utilities	79	96	71
Other	291	376	224
Total direct hospitality expense	$791	$957	$638

NOTE 27. depreciation and amortization

The components of depreciation and amortization expense are as follows:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Depreciation and amortization of real estate assets	$112	$124	$49
Depreciation and amortization of non-real estate assets	36	38	55
Total depreciation and amortization	$148	$162	$104

NOTE 28. administration and other expense

The components of administration and other expense are as follows:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Employee compensation and benefits	$133	$133	$96
Management fees	100	36	―
Other	171	148	54
Total administration and other expense	$404	$317	$150

NOTE 29. fair value gains, net

The components of fair value gains, net, are as follows:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Investment properties	$3,070	$948	$1,337
Financial instruments and other	686	(78)	(110)
Total fair value gains, net	$3,756	$870	$1,227

NOTE 30. Unit-based compensation

Immediately following the Arrangement, options and other unit-based compensation awards outstanding at BPO as of the acquisition date were redeemed for cash and/or exchanged for new unit-based compensation plans linked to interests in the partnership. In 2014, the partnership has incurred $23 million (2013 - $9 million; 2012 - $11 million) of expense in connection with its unit-based compensation plans.

a)	BPY Unit Option Plan

Awards under the BPY Unit Option Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted and generally equal to the market price of an LP Unit on the NYSE on the last trading day preceding the grant date. Upon exercise of a vested BPY Award, the participant is entitled to receive a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

As of December 31, 2014, the total number of BPY Awards outstanding was 21,946,145 with a weighted average exercise price of $19.74.

During the year ended December 31, 2014, 212,800 options were exercised and 87,680 options were forfeited.

The new unit-based compensation plans established immediately following the Arrangement had the following consequences for BPO option holders:

i.	For holders of vested in-the-money BPO options: Each participant’s vested in-the-money BPO options were redeemed for a total cash payment of $92 million, which is equal to the in-the-money value of such options on the transaction closing date of June 9, 2014 (the “Closing Date”);
ii.	For holders of unvested in-the-money BPO options: Each participant was granted BPY Awards equivalent in number to the outstanding BPO options held prior to the Closing Date. The grant price was equal to the closing price of a BPY Unit on the NYSE on the last trading day prior to the Closing Date less the in-the-money amount of the exchanged BPO Options on the Closing Date. These BPY Awards have expiry dates and vesting terms consistent with the unvested BPO options exchanged;
iii.	For holders of out-of-the money BPO options: Each participant was granted BPY Awards equivalent in number to the outstanding out-of-the money BPO options (vested and unvested) held prior to the Closing Date. The exercise price was equal to the closing price of a BPY Unit on the NYSE on the last trading day prior to the Closing Date. These BPY Awards have a 10-year term and a 5-year vesting period;
iv.	For participants receiving 2013 compensation: New unit-based compensation awards were granted on the Closing Date to participants related to 2013 performance. These BPY Awards have an exercise price equal to the closing price of an LP Unit on the NYSE on the last trading day prior to the Closing Date and a 10-year term and 5-year vesting period. Participants were given the option to receive a portion of their 2013 compensation in restricted LP Units (as discussed below).

The partnership estimated the fair value of the BPY Awards granted during the year using the Black-Scholes valuation model. The following assumptions were utilized:

		Dec. 31, 2014
LP Unit price on the date of measurement	US$	22.87
Weighted average fair value per option	US$	3.28
Average term to exercise	In Years	6.42
Unit price volatility	%	30
Liquidity discount	%	25
Weighted average of expected annual dividend yield	%	6.5
Risk-free rate	%	1.85%

The change in the number of options outstanding under the BPY Awards for the year ended December 31, 2014 is as follows:

	Year ended Dec. 31, 2014
	Number of options	Weighted average exercise price
Outstanding, beginning of period	―	$	―
Exchanged into BPY Awards	5,664,980		17.16
Granted	16,581,645		20.59
Exercised	(212,800)		16.17
Expired/forfeited	(87,680)		19.67
Outstanding, end of period	21,946,145		19.75
Exercisable, end of period	2,370,370		$16.72

The following table sets out details of options issued and outstanding at December 31, 2014 under the BPY Awards by expiry date:

	Dec. 31, 2014
Expiry date	Number of options	Weighted average exercise price
2015	251,200	$19.08
2020	473,600	12.98
2021	666,400	17.44
2022	2,145,700	18.20
2023	1,894,080	16.80
2024	16,515,165	20.59
Total	21,946,145	$19.75

b)	Restricted BPY LP Unit Plan

The Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the NYSE (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of December 31, 2014, the total number of Restricted Units granted was 485,698 with a weighted average exercise price of $20.81.

c)	Restricted BPY LP Unit Plan (Canada)

The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the NYSE.

As of December 31, 2014, the total number of Canadian Restricted Units granted was 19,410 with a weighted average exercise price of C$22.14.

d)	Deferred Share Unit Plan

In addition, BPO has a deferred share unit plan, the terms of which were amended in connection with the Arrangement to substitute LP Units for BPO common shares subject to such deferred shares. At December 31, 2014, BPO has 1,421,139 deferred share units (2013 – 1,426,460) outstanding and vested.

NOTE 31. other comprehensive (LOSS) income

Other comprehensive (loss) income consists of the following:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation (losses) gains in respect of foreign operations	$(834)	$(854)	$58
Gains (losses) on hedges of net investments in foreign operations, net of income taxes of $51 million (2013 - $3 million; 2012 - $(1) million)(1)	317	35	(28)
	(517)	(819)	30
Cash flow hedges
(Losses) gains on derivatives designated as cash flow hedges, net of income taxes of $(57) million (2013 - $45 million; 2012 - $(28) million)	(162)	148	(37)
Reclassification of gains on derivatives designated as cash flow hedges, net of income taxes of nil (2013 - $3 million; 2012 - $3 million)	―	11	7
	(162)	159	(30)
Available-for-sale securities
Net change in unrealized gains (losses) on available-for-sale securities, net of income taxes of nil (2013 - nil; 2012 - nil)	4	―	11
	4	―	11
Equity accounted investments
Share of unrealized foreign currency translations (losses) gains in respect of foreign operations, net of income taxes of $nil (2013 - $11 million; 2012 - nil)	(84)	14	(6)
	(84)	14	(6)
Items that will not be reclassified to net income:
Revaluation surplus, net of income taxes of $1 million (2013 – nil; 2012 – nil)	312	183	53
	312	183	53
Total other comprehensive (loss) income	$(447)	$(463)	$58

(1)	Unrealized gains (losses) on a number of hedges of net investments in foreign operations are with a related party.

NOTE 32. OBLIGATIONS, guarantees, contingencies and other

In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. A specific litigation, with a judgment amount of $51 million (A$63 million), was being pursued against one of our subsidiaries related to security on a defaulted loan. The partnership settled this specific litigation during the current period and the settlement was in line with the provision recorded of $22 million (A$27 million).

At December 31, 2014, the partnership has commitments totaling approximately $337 million for the development of Manhattan West in Midtown New York, approximately C$454 million for the development of Bay Adelaide East in Toronto and Brookfield Place East Tower in Calgary, approximately A$154 million for the development of Brookfield Place Perth Tower 2 and approximately £411 million for the development of London Wall Place and Principal Place Commercial in London.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of December 31, 2014, there remained approximately $200 million of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 33. LIQUIDITY AND CAPITAL MANAGEMENT

The capital of the partnership’s business consists of debt obligations, capital securities, preferred stock and equity. The partnership’s objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support its operations and reducing its weighted average cost of capital to improve its return on equity. As at December 31, 2014, capital totaled $59 billion (December 31, 2013 – $49 billion).

The partnership attempts to maintain a level of liquidity to ensure it is able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. The partnership’s primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, the partnership structures its affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

The partnership seeks to increase income from its existing properties by maintaining quality standards for its properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, the partnership believes its revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover its short-term liquidity needs. However, material changes in the factors described above may adversely affect the partnership’s net cash flows.

The partnership’s principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;
•	Debt service requirements;
•	Distributions to unitholders;
•	Capital expenditures deemed mandatory, including tenant improvements;
•	Development costs not covered under construction loans;
•	Investing activities which could include:
o	Discretionary capital expenditures;
o	Property acquisitions;
o	Future development; and
o	Repurchase of the partnership’s units.

Most of the partnership’s borrowings are in the form of long-term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise the partnership’s ability to finance the balance of its operations.

In addition, the partnership may, from time to time, issue equity instruments, including, but not limited to, LP Units, Redeemable/Exchangeable Partnership Units and Exchange LP Units, to the public and preferred equity in private placements in certain circumstances to provide financing for significant transactions, such as the acquisition of the remaining common shares of BPO and the offer to acquire the outstanding ordinary shares of Songbird Estates plc (“Songbird”).

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2014. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership.

The partnership’s strategy is to satisfy its liquidity needs in respect of the partnership using the partnership’s cash on hand, cash flows generated from operating activities and provided by financing activities, as well as proceeds from asset sales. The operating subsidiaries of the partnership also generate liquidity by accessing capital markets on an opportunistic basis.

The partnership’s principal liquidity needs for periods beyond the next year are for scheduled debt maturities, distributions, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. The partnership plans to meet these needs with one or more of: cash flows from operations; construction loans; creation of new funds; proceeds from sales of assets; proceeds from sale of non-controlling interests in subsidiaries and properties; and credit facilities and refinancing opportunities.

The table below present’s the partnership’s contractual obligations as of December 31, 2014:

(US$ Millions)		Payments due by period
Dec. 31, 2014	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	5 Years	> 5 Years
Debt obligations:
Property specific mortgages	$24,335	2,808	3,964	4,883	3,080	3,003	1,337	5,260
Other debt of subsidiaries	27	27	―	―	―	―	―	―
Corporate borrowings	3,809	1,073	2,141	172	417	―	6	―
Capital securities	4,011	476	107	―	―	―	―	3,428
Lease obligations	1,736	31	31	31	33	34	28	1,548
Commitments	1,464	792	489	179	4	―	―	―

Interest expense:
Long term debt	$5,123	1,189	1,049	815	641	436	347	646
Capital securities	1,533	198	184	177	177	177	153	467
Interest rate swaps	9	3	3	1	1	1	―	―
(1)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 34. financial instruments

a)	Derivatives and hedging activities

The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•	foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, and Euro, denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and
•	interest rate caps to hedge interest rate risk on certain variable rate debt.

The partnership also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest Rate Hedging

The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2014 and 2013:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2014	Interest rate caps of US$ LIBOR debt	$3,174	2.5% - 5.8%	Jan. 2015 - Oct. 2018	$1
	Interest rate swaps of US$ LIBOR debt	483	0.6% - 2.2%	Dec. 2015 - Nov. 2020	(7)
	Interest rate swaps of £ LIBOR debt	204	1.1%	Sep. 2017	(1)
	Interest rate swaps of A$ BBSW/BBSY debt	548	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(26)
	Interest rate swaps of € EURIBOR debt	150	0.3% - 1.4%	Oct. 2017 - Feb. 2021	(3)
	Forecast fixed rate debt interest rate swaps	1,995	2.3% - 5.1%	May 2025 - Jun. 2029	(262)
Dec. 31, 2013	Interest rate swaps of fixed US$ debt	$1,505	2.3% - 4.7%	Jun. 2024 - Jun. 2026	$(32)
	Interest rate swaps of fixed C$ debt	47	2.8%	Dec. 2024	3
	Interest rate swaps of US$ LIBOR debt	784	0.6% - 2.2%	May 2014 - Nov. 2020	(1)
	Interest rate caps of US$ LIBOR debt	2,246	1.8% - 5.8%	Jan. 2014 - Oct. 2018	2
	Interest rate swaps of £ LIBOR debt	222	1.1%	Sep. 2017	3
	Interest rate swaps of A$ BBSW/BBSY debt	936	3.5% - 5.9%	Jan. 2014 - Jul. 2017	(37)

For the year ended December 31, 2014 and 2013, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership’s interest rate hedging activities was not significant.

Foreign Currency Hedging

The partnership has derivatives designated as net investment hedges of its investments in foreign subsidiaries. As of December 31, 2014, the partnership had hedged a notional amount of £1,170 million (December 31, 2013 – £770 million) at rates between £0.59/$ and £0.65/$ using foreign currency forward contracts maturing between April 2015 and January 2016. In addition, as of December 31, 2014, the partnership had hedged a notional amount of €353 million (December 31, 2013 – €550 million) at rates between €0.75/$ and €0.80/$ using foreign currency forward contracts maturing between January 2015 and June 2016. The partnership had also hedged, as of December 31, 2014, a notional amount of A$1,750 million (December 31, 2013 – A$535 million) at rates between A$1.10/$ and A$1.27/$ maturing between April 2015 and March 2016.

The fair value of the partnership’s outstanding foreign currency forwards designated as net investment hedges as of December 31, 2014 is a gain of $93 million (December 31, 2013 – loss of $27 million).

In addition, as of December 31, 2014, the partnership had designated C$900 million (December 31, 2013 – C$900 million) of Canadian Dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

Other Derivatives

The following table provides a detail of the partnership’s other derivatives that have been entered into to manage financial risks as of December 31, 2014 and December 31, 2013:

(US$ millions)	Derivative type	Notional	Maturity dates	Rates	Fair value (gain)/loss			Classification of gain/loss
Dec. 31, 2014	Interest rate caps	$382	Mar. 2016	3.65%	$	―		General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%		―		General and administrative expense
	Interest rate caps	51	Sep. 2015	2.81% - 3.01%		―		General and administrative expense
	Interest rate caps	13	Oct. 2015	3.00%		―		General and administrative expense
	Interest rate caps	34	Jan. 2016	3.00%		―		General and administrative expense
	Interest rate caps	75	Feb. 2016	2.94%		―		General and administrative expense
	Interest rate caps	74	Mar. 2016	2.94%		―		General and administrative expense
	Interest rate caps	68	Jul. 2015	3.00%		―		General and administrative expense
Dec. 31, 2013	Total return swap(1)	$1	―	―			$(5)	General and administrative expense
	Interest rate caps	400	Mar. 2016	3.65%		―		General and administrative expense
	Interest rate caps	882	Apr. 2014	2.50%		―		General and administrative expense
	Interest rate caps	2,270	Apr. 2014	4.50%		―		General and administrative expense

(1)	Relates to the total return swap on BPO’s shares in connection with its deferred share unit plans which was settled for C$1.4 million during the second quarter of 2014. The total return swap is presented at fair value.

The other derivatives have not been designated as hedges for accounting purposes.

b)	Measurement and classification of financial instruments

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

Classification and Measurement

The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the consolidated financial statements:

			Dec. 31, 2014		Dec. 31, 2013
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	$609	$609	$747	$747
Loans and notes receivable	Loans and receivables	Amortized cost	326	326	628	628
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair Value	1,929	1,929	1,068	1,068
Derivative assets	FVTPL	Fair Value	1,424	1,424	868	868
Securities designated as AFS	AFS	Fair Value	143	143	124	124
Other receivables	Loans and receivables	Amortized cost	―	―	95	95
Accounts receivable and other
Other receivables	Loans and receivables	Amortized cost	3,125	3,125	1,035	1,035
Cash and cash equivalents	Loans and receivables	Amortized cost	1,282	1,282	1,368	1,368
Total financial assets			$8,838	$8,838	$5,933	$5,933

Financial liabilities
Debt obligations(1)	Other liabilities	Amortized cost	$28,171	$28,722	$21,640	$22,003
Capital securities	Other liabilities	Amortized cost	4,011	4,028	2,369	2,380
Other non-current liabilities
Other non-current financial liabilities	Other liabilities	Amortized cost(2)	646	646	250	250
Accounts payable and other liabilities	Other liabilities	Amortized cost(3)	1,753	1,753	1,665	1,665
Total financial liabilities			$34,581	$35,149	$25,924	$26,298
(1)	Includes debt obligations associated with assets held for sale in the amount of $1,165 million (2013 – nil).
(2)	Includes derivative liabilities measured at fair value of approximately $145 million and nil as of December 31, 2014 and December 31, 2013, respectively.
(3)	Includes derivative liabilities measured at fair value of approximately $161 million and $128 million as of December 31, 2014 and December 31, 2013, respectively.

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2014							Dec. 31, 2013
(US$ Millions)	Level 1		Level 2		Level 3		Total	Level 1		Level 2		Level 3		Total
Financial assets
Participating loan interests – embedded derivative	$	―	$	―		$43	$43	$	―	$	―		$56	$56
Securities designated as FVTPL		18		―		1,911	1,929		―		―		1,068	1,068
Securities designated as AFS		―		―		143	143		―		―		124	124
Derivative assets		―		136		1,288	1,424		―		70		868	938
Total financial assets		$18		$136		$3,385	$3,539	$	―		$70		$2,116	$2,186

Financial liabilities
Accounts payable and non-current other liabilities		―		306		―	306		―		128		―	128
Total financial liabilities	$	―		$306	$	―	$306	$	―		$128	$	―	$128

There were no transfers between levels during the year ended December 31, 2014 and 2013. The following table presents the valuation techniques and inputs of the partnership’s Level 2 assets and liabilities:

Type of asset/liability	Valuation technique
Foreign currency forward contracts	Discounted cash flow model - forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at a credit adjusted rate
Interest rate contracts	Discounted cash flow model - forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

The table below presents the valuation techniques and inputs of Level 3 assets:

Type of asset/liability	Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Investment in common shares	Net asset valuation	(a) Forward exchange rates (from observable forward exchange rates at the end of the reporting period) (b) Discount rate	(a) Increased (decreases) in the forward exchange rate would increase (decrease) fair value (b) Decreases (increases) in the discount rate would increase (decrease) fair value
Warrants	Black-Scholes model	(a) Volatility	(a) Increases (decreases) in volatility would increase (decrease) fair value

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of December 31, 2014 and 2013:

	Dec. 31, 2014			Dec. 31, 2013
(US$ Millions)	Financial Assets	Financial Liabilities		Financial Assets	Financial Liabilities
Balance, beginning of year	$2,116	$	―	$1,709		$54
Acquisitions	526		―	353		―
Dispositions	(12)		―	(85)		(54)
Fair value gains, net and OCI	775		―	149		―
Other	―		―	(10)		―
Balance, end of year	$3,385	$	―	$2,116	$	―

c)	Market risk

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

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Variable rate property debt	$156	$112
Fixed rate property debt due within one year	3	8
Total	$159	$120

The partnership manages interest rate risk by primarily entering into fixed rate operating property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The partnership also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on anticipated refinancing of fixed rate debt.

Foreign currency risk

The partnership is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The partnership's exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	Dec. 31, 2014
(Millions)	Equity attributable to unitholders(1)		OCI	Net income
Canadian Dollar	C$	(223)	$19	$	―
Australian Dollar	A$	2,668	(218)		―
British Pound		£1,468	(229)		―
Euro		€205	(9)		(12)
Brazilian Real	R$	1,325	(50)		―
New Zealand Dollar	NZ$	44	(4)		―
Indian Rupee	Rs	6,104	(10)		―
Total			$(501)		$(12)

(1)	As of December 31, 2014, unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

	Dec. 31, 2013
(Millions)	Equity attributable to unitholders(1)		OCI	Net income
Canadian Dollar	C$	631	$(59)	$	―
Australian Dollar	A$	1,716	(154)		―
British Pound		£998	(165)		―
Euro		€161	(31)		(6)
Brazilian Real	R$	1,046	(45)		―
Total			$(454)		$(6)
(1)	As of December 31, 2013, unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

	Dec. 31, 2012
(Millions)	Equity attributable to unitholders(1)		OCI	Net income
Canadian Dollar	C$	1,020	$(93)	$	―
Australian Dollar	A$	2,104	(199)		―
British Pound		£785	(116)		―
Euro		€62	―		(8)
Brazilian Real	R$	911	(41)		―
Total			$(449)		$(8)
(1)	As of December 31, 2012, unitholders are defined as Brookfield Asset Management.

Equity price risk

The partnership faces equity price risk related to its indirect 22% common equity interest in Canary Wharf. A $1 increase or decrease in Canary Wharf’s published net asset value would result in a $141 million gain or loss being recognized in fair value gains.

d)	Credit risk

The partnership's maximum exposure to credit risk associated with financial assets is equivalent to the carrying value of each class of financial asset as separately presented in loans and notes receivable, other non-current assets, accounts receivables and other, and cash and cash equivalents.

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

NOTE 35. related parties

In the normal course of operations, the partnership enters into transactions with related parties on market terms. These transactions have been measured at exchange value and are recognized in the consolidated financial statements.

The immediate parent of the partnership is the general partner. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities.

Since the Spin-off, the partnership has had a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, on a quarterly basis, the partnership pays a base management fee (“base management fee”), to the service providers equal to $12.5 million per quarter. The base management fee for the year ended December 31, 2014 was $50 million. The base management fee for the period from Spin-off through December 31, 2013 was $36 million.

Additionally, the partnership pays a quarterly equity enhancement distribution to Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value immediately following the Spin-off, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership is equal to the volume-weighted average of the closing prices of the partnership’s units on the NYSE (or other exchange or market where the partnership’s units are principally traded) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership. The equity enhancement distribution for the year ended December 31, 2014 was $50 million. The equity enhancement distribution for the period from Spin-off to December 31, 2013 was nil.

In connection with the issuance of Preferred Equity Units to QIA, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2014	Dec. 31, 2013
Balances outstanding to (from) related parties:
Participating loan interests	$609	$747
Loans and notes receivable(1)	82	293
Receivables and other assets	143	11
Debt obligations	570	341
Other liabilities	174	98
Capital securities held by Brookfield Asset Management	1,250	1,250
Preferred shares held by Brookfield Asset Management	25	25

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Transactions with related parties:
Commercial property revenue(2)	$16	$7	$10
Interest and other income	55	52	40
Interest expense on debt obligations	17	12	4
Interest on capital securities held by Brookfield Asset Management	82	56	―
Administration and other expense (3)	187	277	72
(1)	Includes $82 million receivable from Brookfield Asset Management upon the earlier of the partnership's exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.
(2)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with our private funds, and administrative services.

NOTE 36. Subsidiary PUBLIC ISSUERS

BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the Purchasers’ additional investment in BPO common shares. Pursuant to the terms of the Arrangement, holders of outstanding BPO Convertible Preference Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

The following table provides consolidated summary financial information for the partnership, BOP Split, and the Holding Entities:

(US$ Millions) Year ended Dec. 31, 2014	Brookfield Property Partners L.P.		Brookfield Property Split Corp.		Holding Entities(3)	Other Subsidiaries	Consolidating Adjustments(2)	Brookfield Property Partners L.P. Consolidated
Revenue	$	―	$	―	$300	$4,374	$(301)	$4,373
Net income attributable to unitholders(1)		1,266		1,074	3,737	2,363	(4,706)	3,734

For the year ended Dec. 31, 2013
Revenue	$	―	$	―	$161	$4,287	$(161)	$4,287
Net income attributable to unitholders(1)		97		―	907	746	(843)	907
(1)	Includes net income attributable to Limited Partners, General Partner, non-controlling interest - Redeemable/Exchangeable and Special Limited Partnership Units and non-controlling interest - Exchange LP Units.
(2)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.
(3)	Includes Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited and BPY Bermuda Holdings II Limited.

(US$ Millions) As of Dec. 31, 2014	Brookfield Property Partners L.P.		Brookfield Property Split Corp.		Holding Entities	Other Subsidiaries	Consolidating Adjustments		Brookfield Property Partners L.P. Consolidated
Current assets	$	―	$	―	$177	$4,347	$	―	$4,524
Non-current assets		7,427		5,759	22,967	58,810		(36,153)	58,810
Assets held for sale		―		―	―	2,241		―	2,241
Current liabilities		―		―	564	4,792		―	5,356
Non-current liabilities		―		2,894	2,369	25,436		―	30,699
Liabilities associated with assets held for sale		―		―	―	1,221		―	1,221
Equity attributable to non-controlling interests of others in operating subsidiaries and properties		―		―	5	8,086		―	8,091
Equity attributable to unitholders(1)		7,427		2,865	20,206	25,863		(36,153)	20,208

As of Dec. 31, 2013
Current assets	$	―	$	―	$6	$3,005	$	―	$3,011
Non-current assets		2,590		―	15,330	49,435		(17,920)	49,435
Current liabilities		―		―	109	6,864		―	6,973
Non-current liabilities		―		―	1,598	18,885		―	20,483
Equity attributable to non-controlling interests of others in operating subsidiaries and properties		―		―	5	11,361		―	11,366
Equity attributable to unitholders(1)		2,590		―	13,624	15,330		(17,920)	13,624
(1)	Includes net income attributable to Limited Partners, General Partner, non-controlling interest - Redeemable/Exchangeable and Special Limited Partnership Units and non-controlling interest - Exchange LP Units.

NOTE 37. PAYROLL EXPENSE

The partnership has no employees or directors; therefore the partnership does not remunerate key management personnel. Key decision makers of the partnership are all employees of Brookfield Asset Management, the ultimate parent company, who provide management services under the Master Services Agreement.

Throughout the year, the managing general partner in its capacity as the partnership’s general partner incurs director fees, a portion of which are charged to the partnership in accordance with the limited partnership agreement. During the year ended December 31, 2014, the amount of director fees incurred were immaterial (2013 – immaterial, 2012 – n/a).

NOTE 38. SEGMENT INFORMATION

a)	Operating segments

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. Prior to April 1, 2014, the partnership managed the business in the following operating segments: i) Office, ii) Retail, iii) Multifamily, Industrial, and Hotels. As discussed in Note 2(d), the partnership realigned its operating segments as a result of changes to the organizational structure of its businesses, following the acquisition of additional interests in BPO and the acquisition of CARS. Accordingly, and as of December 31, 2014, the partnership has the following seven operating segments that are independently and regularly reviewed and managed by the CODM: i) Office, ii) Retail, iii) Industrial, iv) Multifamily, v) Hotels, vi) Triple Net Lease (which includes CARS), and vii) Corporate.

b)	Basis of measurement

The CODM measures and evaluates the performance of the partnership’s operating segments based on net operating income (“NOI”) and funds from operations (“FFO”), and net income and equity attributable to unitholders. These performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. The partnership defines these measures as follows:

i.	NOI: revenues from properties in the partnership’s commercial and hospitality operations less direct property expenses.
ii.	FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures/associates.
iii.	Net income attributable to unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units. For the period prior to the Spin-off of the partnership on April 15, 2013, net income attributable to unitholders represented net income attributable to Brookfield Asset Management.
iv.	Equity attributable to unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

c)	Reportable segment measures

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of December 31, 2014 and 2013:

	Total assets		Total liabilities		Total equity attributable to unitholders
(US$ Millions)	Dec. 31 , 2014	Dec. 31, 2013	Dec. 31 , 2014	Dec. 31, 2013	Dec. 31 , 2014	Dec. 31, 2013
Office	$38,618	$34,725	$18,910	$17,509	$16,003	$7,910
Retail	11,023	9,492	668	848	9,171	7,704
Industrial	2,897	2,759	1,226	1,241	460	463
Multifamily	2,870	1,745	1,807	1,166	417	192
Hotels	3,678	3,630	2,754	3,069	473	270
Triple Net Lease	4,367	―	3,364	―	240	―
Corporate	2,122	95	8,547	3,623	(6,556)	(2,915)
Total	$65,575	$52,446	$37,276	$27,456	$20,208	$13,624

The following summaries present certain financial information regarding our operating segments for the year ended December 31, 2014 and 2013.

(US$ Millions)	Total revenue			NOI			FFO
Year ended Dec. 31,	2014	2013	2012	2014	2013	2012	2014	2013	2012
Office	$2,761	$2,621	$2,639	$1,380	$1,431	$1,469	$546	$376	$409
Retail	183	158	160	109	106	109	460	308	260
Industrial	198	128	2	94	78	―	15	7	―
Multifamily	201	154	105	99	76	48	21	12	5
Hotels	988	1,220	849	192	226	136	17	26	(2)
Triple Net Lease	58	―	―	58	―	―	4	―	―
Corporate	(16)	6	13	―	―	12	(349)	(147)	(41)
Total	$4,373	$4,287	$3,768	$1,932	$1,917	$1,774	$714	$582	$631

The following summary presents a reconciliation of NOI and FFO to net income for the years ended December 31, 2014, 2013, and 2012:

(US$ Millions) Year ended Dec. 31,	2014	2013	2012
Commercial property revenue	$3,038	$2,910	$2,858
Hospitality revenue	983	1,168	743
Direct commercial property expense	(1,298)	(1,204)	(1,189)
Direct hospitality expense	(791)	(957)	(638)
NOI	1,932	1,917	1,774
Investment and other revenue	352	209	167
Share of equity accounted income - FFO	557	435	427
Interest expense	(1,258)	(1,088)	(1,020)
Administration and other expense	(404)	(317)	(150)
Depreciation and amortization of non-real estate assets	(36)	(38)	(55)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(429)	(536)	(512)
FFO (1)	714	582	631
Depreciation and amortization of real estate assets	(112)	(124)	(49)
Fair value gains, net	3,756	870	1,227
Share of equity accounted income - non-FFO	812	414	808
Share of equity accounted income - income taxes	(3)	(14)	―
Income tax expense	(1,176)	(501)	(489)
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	(418)	(453)	(750)
Non-controlling interests of others in operating subsidiaries in income tax expense	161	133	98
Net income attributable to unitholders(2)	3,734	907	1,476
Non-controlling interests of others in operating subsidiaries and properties	686	856	1,164
Net income	$4,420	$1,763	$2,640
(1)	FFO represents interests attributable to LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.
(2)	Includes net income attributable to general partner, limited partners, non-controlling interest – redeemable/exchangeable and special limited partnership units, and non-controlling interest – Limited partnership Units of Brookfield Office Properties Exchange LP.

The following summary presents financial information by the partnership’s geographic regions in which it operates:

	Total revenue for the year ended Dec. 31,			Total non-current assets as at Dec. 31,
(US$ Millions)	2014	2013	2012	2014	2013
United States	$2,952	$2,833	$2,398	$41,614	$33,216
Canada	505	566	602	5,211	5,453
Australia	388	606	548	4,317	4,697
Europe	347	139	77	4,192	3,880
Brazil	143	143	143	2,088	2,189
China	38	―	―	603	―
India	―	―	―	785	―
Total	$4,373	$4,287	$3,768	$58,810	$49,435

NOTE 39. SUBSEQUENT EVENTS

On January 22, 2015, BPO, together with Canadian Office Fund partners, sold 151 Yonge Street in Toronto for C$154 million.

In February 2015, the partnership’s Board of Directors (the “Board”) announced a 6% increase in the partnership’s quarterly distribution from $0.25 to $0.265 per unit ($1.06 per unit on an annual basis). The Board also declared the quarterly distribution of $0.265 per unit payable on March 31, 2015 to unitholders of record at the close of business on February 27, 2015. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive their distributions in Canadian dollars at the exchange rate on the record date, unless they elect otherwise.

In December 2014, the partnership and QIA announced a joint bid (“Songbird Offer”) for the outstanding ordinary shares of Songbird, which owns approximately 69% of Canary Wharf. On February 5, 2015, the Songbird offer became wholly unconditional. The partnership and QIA also announced an offer (“Canary Wharf Offer”) for the entire issued and to be issued ordinary share capital of Canary Wharf not owned by Songbird. The partnership has subsequently contributed its existing 22% interest in Canary Wharf into a joint venture (“Bidco”) that is the bidder in both the Songbird Offer and Canary Wharf Offer. On March 5, 2015, both the Songbird Offer and Canary Wharf Offer became compulsory to holders of the remaining outstanding ordinary shares that have not yet accepted the offers.

In March 2015, the partnership acquired the remaining 40% equity interest in Candor Office Parks for total consideration of approximately $196 million.

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION

The table below presents the partnership’s number of commercial properties, the related fair value, debt obligations, weighted average year of acquisition and weighted average year of construction by segment as of December 31, 2014.

(US$ millions, except where noted) Dec. 31, 2014	Number of properties	Fair value(1)	Debt(2)	Weighted average year of acquisition	Weighted average year of construction(3)
Office
United States	107	$18,387	$8,567	2004	1982
Canada	29	4,444	1,999	1999	1974
Australia	17	3,102	1,773	2009	2006
Europe	5	1,539	906	2009	2001
Brazil	1	271	101	2014	2013
India	36	785	193	2014	2011
	195	28,528	13,539	2004	1986
Retail
Brazil	7	$1,458	$513	2000	1987

Industrial	115	$1,435	$754	2012	2002
Multifamily	50	$2,030	$1,378	2013	1982
Triple Net Lease(4)	291	$4,292	$2,949	2014	1989
Total	658	$37,743	$19,133	2003	1987
(1)	Excludes development properties and land/parking lots with a fair value of $3,398 million.
(2)	Excludes debt related to development properties and land in the amount of $988 million, unsecured and corporate facilities of $4,437 million and debt on hotel assets of $2,448 million.
(3)	Weighted against the fair value of the properties at December 31, 2014.
(4)	Excludes land and parking lots.

GENERAL GROWTH PROPERTIES, INC.

Consolidated financial statements of General Growth Properties, Inc. as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

General Growth Properties, Inc.

Chicago, Illinois

We have audited the accompanying consolidated balance sheets of General Growth Properties, Inc. and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the consolidated financial statement schedule of the Company listed in the Index to Consolidated Financial Statements and Financial Statement Schedule at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We did not audit the financial statements of GGP/Homart II L.L.C. and GGP TRS L.L.C., the Company's investments in which are accounted for by use of the equity method, for the year ended December 31, 2012. The Company's equity of $9,315,000 in GGP/Homart II L.L.C.'s net income and the Company's equity of $6,133,000 in GGP-TRS L.L.C.'s net income for the year ended December 31, 2012 are included in the accompanying financial statements. The financial statements of GGP/Homart II L.L.C. and GGP TRS L.L.C. for the year ended December 31, 2012 were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such companies for that year, is based on the reports of the other auditors and the procedures that we considered necessary in the circumstances with respect to the inclusion of the Company's equity method income in the accompanying consolidated financial statements taking into consideration the basis adjustments of the equity method investments which resulted from the application of the acquisition method of accounting in connection with the Company’s emergence from bankruptcy in 2010.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of General Growth Properties, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated March 2, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Chicago, Illinois

March 2, 2015

Independent Auditors' Report

The Members

GGP/Homart II L.L.C.:

We have audited the accompanying consolidated financial statements of GGP/Homart II L.L.C. and its subsidiaries (the Company), which comprise the consolidated statements of operations and comprehensive income, changes in capital, and cash flows for the year ended December 31, 2012, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

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

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2012, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois

February 28, 2013

Independent Auditors' Report

The Members

GGP-TRS L.L.C.:

We have audited the accompanying consolidated financial statements of GGP-TRS L.L.C. and its subsidiaries (the Company), which comprise the related consolidated statements of operations, changes in members' capital, and cash flows for the year ended December 31, 2012, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

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

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2012, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chicago, Illinois

February 28, 2013

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED BALANCE SHEETS

	December 31, 2014	December 31, 2013
Assets:
Investment in real estate:
Land	$4,244,607	$4,320,597
Buildings and equipment	18,028,844	18,270,748
Less accumulated depreciation	(2,280,845)	(1,884,861)
Construction in progress	703,859	406,930
Net property and equipment	20,696,465	21,113,414
Investment in and loans to/from Unconsolidated Real Estate Affiliates	2,604,762	2,407,698
Net investment in real estate	23,301,227	23,521,112
Cash and cash equivalents	372,471	577,271
Accounts and notes receivable, net	663,768	478,899
Deferred expenses, net	184,491	189,452
Prepaid expenses and other assets	813,777	995,569
Total assets	$25,335,734	$25,762,303
Liabilities:
Mortgages, notes and loans payable	$15,998,289	$15,672,437
Investment in Unconsolidated Real Estate Affiliates	35,598	17,405
Accounts payable and accrued expenses	934,897	970,995
Dividend payable	154,694	134,476
Deferred tax liabilities	21,240	24,667
Tax indemnification liability	—	321,958
Junior subordinated notes	206,200	206,200
Total liabilities	17,350,918	17,348,138
Redeemable noncontrolling interests:
Preferred	164,031	131,881
Common	135,265	97,021
Total redeemable noncontrolling interests	299,296	228,902
Commitments and Contingencies	—	—

Equity:
Common stock: 11,000,000,000 shares authorized, $0.01 par value, 968,340,597 issued, 884,912,012 outstanding as of December 31, 2014, and 966,998,908 issued and 911,194,605 outstanding as of December 31, 2013	9,409	9,395
Preferred Stock:
500,000,000 shares authorized, $.01 par value, 10,000,000 shares issued and outstanding as of December 31, 2014 and December 31, 2013	242,042	242,042
Additional paid-in capital	11,351,625	11,372,443
Retained earnings (accumulated deficit)	(2,822,740)	(2,915,723)
Accumulated other comprehensive loss	(51,753)	(38,173)
Common stock in treasury, at cost, 55,969,390 shares as of December 31, 2014 and 28,345,108 shares as of December 31, 2013	(1,122,664)	(566,863)
Total stockholders' equity	7,605,919	8,103,121
Noncontrolling interests in consolidated real estate affiliates	79,601	82,142
Total equity	7,685,520	8,185,263
Total liabilities and equity	$25,335,734	$25,762,303

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2014	2013	2012
Revenues:
Minimum rents	$1,583,695	$1,553,941	$1,517,120
Tenant recoveries	739,411	716,932	693,726
Overage rents	51,611	55,998	69,574
Management fees and other corporate revenues	70,887	68,792	71,949
Other	89,955	90,354	73,932
Total revenues	2,535,559	2,486,017	2,426,301
Expenses:
Real estate taxes	227,992	239,807	215,077
Property maintenance costs	66,897	69,411	74,280
Marketing	23,455	26,232	33,068
Other property operating costs	334,819	342,815	351,647
Provision for doubtful accounts	8,055	3,920	3,679
Property management and other costs	155,093	164,457	159,332
General and administrative	64,051	49,237	39,095
Provision for impairment	5,278	—	—
Depreciation and amortization	708,406	749,722	768,820
Total expenses	1,594,046	1,645,601	1,644,998
Operating income	941,513	840,416	781,303
Interest income	28,613	7,699	2,374
Interest expense	(699,285)	(723,152)	(781,221)
Loss on foreign currency	(18,048)	(7,312)	—
Warrant liability adjustment	—	(40,546)	(502,234)
Gains from changes in control of investment properties	91,193	219,784	18,549
Loss on extinguishment of debt	—	(36,479)	(15,007)
Income (loss) before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	343,986	260,410	(496,236)
Provision for income taxes	(7,253)	(345)	(9,091)
Equity in income of Unconsolidated Real Estate Affiliates	61,278	68,756	78,342
Income (loss) from continuing operations	398,011	328,821	(426,985)
Discontinued operations:
Income (loss) from discontinued operations, including gains (losses) on dispositions	137,989	(37,516)	(95,313)
Gain on extinguishment of tax indemnification liability	77,215	—	—
Gain on extinguishment of debt	66,679	25,894	50,765
Discontinued operations, net	281,883	(11,622)	(44,548)
Net income (loss)	679,894	317,199	(471,533)
Allocation to noncontrolling interests	(14,044)	(14,671)	(9,700)
Net income (loss) attributable to General Growth Properties, Inc.	665,850	302,528	(481,233)
Preferred Stock dividends	(15,936)	(14,078)	—
Net income (loss) attributable to common stockholders	$649,914	$288,450	$(481,233)
Basic Earnings (Loss) Per Share:
Continuing operations	$0.42	$0.32	$(0.47)
Discontinued operations	0.32	(0.01)	(0.05)
Total basic earnings (loss) per share	$0.74	$0.31	$(0.52)
Diluted Earnings (Loss) Per Share:
Continuing operations	$0.39	$0.32	$(0.47)
Discontinued operations	0.30	(0.01)	(0.05)
Total diluted earnings (loss) per share	$0.69	$0.31	$(0.52)
Comprehensive Income (Loss), Net:
Net income (loss)	$679,894	$317,199	$(471,533)
Other comprehensive income (loss):
Foreign currency translation (year ended December 31, 2013 includes reclassification of ($109.9 million) accumulated other comprehensive loss into Net income attributable to common stockholders)	(13,604)	49,644	(39,674)
Unrealized loss on available-for-sale securities	(54)	(70)	(165)
Other comprehensive income (loss)	(13,658)	49,574	(39,839)
Comprehensive income (loss)	666,236	366,773	(511,372)
Comprehensive income allocated to noncontrolling interests	(13,966)	(15,064)	(9,442)
Comprehensive income (loss) attributable to General Growth Properties, Inc.	652,270	351,709	(520,814)
Preferred stock dividends	(15,936)	(14,078)	—
Comprehensive income (loss), net, attributable to common stockholders	$636,334	$337,631	$(520,814)

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates	Total Equity
Balance at January 1, 2012	$9,353	$—	$10,405,318	$(1,883,569)	$(47,773)	$—	$96,016	$8,579,345
Net loss				(481,233)			784	(480,449)
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(13,478)	(13,478)
Restricted stock grants, net of forfeitures ((85,452) common shares)	(1)		8,888					8,887
Employee stock purchase program (98,076 common shares)	1		1,604					1,605
Stock option grants, net of forfeitures (617,842 common shares)	6		19,853					19,859
Cash dividends reinvested (DRIP) in stock (3,111,365 common shares)	33		48,490					48,523
Other comprehensive loss					(39,581)			(39,581)
Cash distributions declared ($0.42 per share)				(394,029)				(394,029)
Cash redemptions for common units in excess of carrying value			(1,083)					(1,083)
Fair value adjustment for noncontrolling interest in Operating Partnership			(50,623)					(50,623)
Dividend for RPI Spin-off				26,044				26,044
Balance at December 31, 2012	$9,392	$—	$10,432,447	$(2,732,787)	$(87,354)	$—	$83,322	$7,705,020
Net income				302,528			3,103	305,631
Issuance of Preferred Stock, net of issuance costs		242,042						242,042
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(4,283)	(4,283)
Restricted stock grants, net of forfeitures (18,444 common shares)	—		8,340					8,340
Employee stock purchase program (135,317 common shares)	—		2,708					2,708
Stock option grants, net of forfeitures (344,670 common shares)	3		35,995					35,998
Treasury stock purchases (28,345,108 common shares)						(566,863)		(566,863)
Cash dividends reinvested (DRIP) in stock (28,852 common shares)	—		613					613
Other comprehensive loss before reclassification					(60,680)			(60,680)
Amounts reclassified from Accumulated Other Comprehensive Loss					109,861			109,861
Cash distributions declared ($0.51 per share)				(471,386)				(471,386)
Cash distributions on Preferred Stock				(14,078)				(14,078)
Fair value adjustment for noncontrolling interest in Operating Partnership			(3,173)					(3,173)
Common stock warrants			895,513					895,513
Balance at December 31, 2013	$9,395	$242,042	$11,372,443	$(2,915,723)	$(38,173)	$(566,863)	$82,142	$8,185,263
Net income				665,850			1,851	667,701
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(4,392)	(4,392)
Restricted stock grants, net of forfeitures (16,112 common shares)	—	—	2,496					2,496
Employee stock purchase program (138,446 common shares)	1		2,951					2,952
Stock option grants, net of forfeitures (1,164,945 common shares)	12		40,714					40,726
Treasury stock purchases (27,624,282 common shares)						(555,801)		(555,801)
Cash dividends reinvested (DRIP) in stock (22,186 common shares)	1	—	505					506
Other comprehensive loss					(13,580)			(13,580)
Cash distributions declared ($0.63 per share)				(556,931)				(556,931)
Cash distributions on Preferred Stock				(15,936)				(15,936)
Fair value adjustment for noncontrolling interest in Operating Partnership			3,169					3,169
Fair value adjustment for noncontrolling interest in GGPOP			(70,653)					(70,653)
Balance at December 31, 2014	$9,409	$242,042	$11,351,625	$(2,822,740)	$(51,753)	$(1,122,664)	$79,601	$7,685,520

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2014	2013	2012
Cash Flows provided by Operating Activities:
Net income (loss)	$679,894	$317,199	$(471,533)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(61,278)	(68,756)	(78,340)
Distributions received from Unconsolidated Real Estate Affiliates	46,463	53,592	35,399
Provision for doubtful accounts	8,151	4,095	4,807
Depreciation and amortization	718,064	773,255	813,953
Amortization/write-off of deferred finance costs	13,621	9,453	5,380
Accretion/write-off of debt market rate adjustments	13,442	9,698	(39,798)
Amortization of intangibles other than in-place leases	76,615	84,229	105,871
Straight-line rent amortization	(48,935)	(49,780)	(61,963)
Deferred income taxes	(5,615)	(3,847)	1,655
Litigation loss	17,854	—	—
(Gain) loss on dispositions, net	(131,849)	811	(24,426)
Gains from changes in control of investment properties	(91,193)	(219,784)	(18,549)
Gain on extinguishment of debt	(66,679)	(25,894)	(60,676)
Provisions for impairment	5,278	30,936	118,588
Loss (gain) on foreign currency	18,048	(7,312)	—
Warrant liability adjustment	—	40,546	502,234
Cash paid for extinguishment of tax indemnification liability	(138,000)	—	—
Gain on extinguishment of tax indemnification liability	(77,215)	—	—
Net changes:
Accounts and notes receivable	(19,613)	1,697	4,985
Prepaid expenses and other assets	(28,966)	25,273	8,956
Deferred expenses	(24,234)	(44,877)	(45,518)
Restricted cash	(1,070)	16,894	50,864
Accounts payable and accrued expenses	21,703	(80,902)	(63,945)
Other, net	25,238	23,005	19,159
Net cash provided by operating activities	949,724	889,531	807,103
Cash Flows (used in) provided by Investing Activities:
Acquisition of real estate and property additions	(537,357)	(433,405)	(362,358)
Development of real estate and property improvements	(624,829)	(516,906)	(339,988)
Loans to joint venture partners	(137,070)	(32,161)	—
Proceeds from sales of investment properties and Unconsolidated Real Estate Affiliates	361,183	1,006,357	397,251
Contributions to Unconsolidated Real Estate Affiliates	(130,500)	(87,909)	(265,107)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	387,234	222,053	372,205
Increase (decrease) in restricted cash	3,414	8,831	(23,455)
Net cash (used in) provided by investing activities	(677,925)	166,860	(221,452)
Cash Flows used in Financing Activities:
Proceeds from refinancing/issuance of mortgages, notes and loans payable	2,401,407	5,501,047	5,622,525
Principal payments on mortgages, notes and loans payable	(1,760,032)	(5,155,453)	(5,796,656)
Deferred finance costs	(21,264)	(20,548)	(34,137)
Net proceeds from issuance of Preferred Stock	—	242,042	—
Purchase of Warrants	—	(633,229)	—
Treasury stock purchases	(555,801)	(566,863)	—
Cash distributions paid to common stockholders	(534,151)	(447,195)	(384,339)
Cash distributions reinvested (DRIP) in common stock	506	614	48,523
Cash distributions paid to preferred stockholders	(15,936)	(10,093)	—
Cash distributions and redemptions paid to holders of common units	(718)	(36,894)	(3,812)
Other, net	9,390	22,637	14,188
Net cash used in financing activities	(476,599)	(1,103,935)	(533,708)
Net change in cash and cash equivalents	(204,800)	(47,544)	51,943
Cash and cash equivalents at beginning of year	577,271	624,815	572,872
Cash and cash equivalents at end of year	$372,471	$577,271	$624,815

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,
	2014	2013	2012
Supplemental Disclosure of Cash Flow Information:
Interest paid	$688,297	$834,155	$859,809
Interest capitalized	16,665	11,210	1,489
Income taxes paid	10,202	6,313	2,664
Accrued capital expenditures included in accounts payable and accrued expenses	198,471	103,988	96,300
Settlement of Tax indemnification liability:
Assets	106,743	—	—
Liability extinguished	(321,958)	—	—
Non-Cash Transactions:
Notes receivable related to sale of investment property and Aliansce	—	151,127	—
Gain on investment in Unconsolidated Real Estate Affiliates	—	9,837	23,358
Amendment of warrant agreement	—	895,513	—
Non-Cash Sale of Retail Property
Assets	21,426	71,881	20,296
Liabilities and equity	(21,426)	(71,881)	(20,296)
Rouse Properties, Inc. Dividend:
Non-cash dividend for RPI Spin-off	—	—	(26,044)
Non-Cash Distribution of RPI Spin-off:
Assets	—	—	1,554,486
Liabilities and equity	—	—	(1,554,486)
Non-Cash Sale of Property to RPI:
Assets	—	—	63,672
Liabilities and equity	—	—	(63,672)
Non-Cash Sale of Property to HHC:
Assets	—	—	17,085
Liabilities and equity	—	—	(17,085)
Non-Cash Acquisition of The Oaks and Westroads
Assets (Consolidated)	—	—	218,071
Liabilities and equity (Consolidated)	—	—	(218,071)
Non-Cash Acquisition of Quail Springs—Refer to Note 3
Non-Cash Sale of The Grand Canal Shoppes and The Shoppes at The Palazzo—Refer to Note 3
Non-Cash Sale of Bayside Marketplace—Refer to Note 3

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 1 ORGANIZATION

General Growth Properties, Inc. ("GGP" or the "Company"), a Delaware corporation, was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a "REIT". GGP is the successor registrant, by merger, on November 9, 2010 to GGP, Inc. GGP, Inc. had filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code ("Chapter 11") in the Southern District of New York on April 16, 2009 and emerged from bankruptcy, pursuant to a plan of reorganization (the "Plan") on November 9, 2010, the ("Effective Date"). In these notes, the terms "we," "us" and "our" refer to GGP and its subsidiaries or, in certain contexts, GGP, Inc. and its subsidiaries.

The Plan was based on the agreements (collectively, as amended and restated, the "Investment Agreements") with REP Investments LLC, an affiliate of Brookfield Asset Management Inc. (including certain of its affiliates, "Brookfield"), an affiliate of Fairholme Funds, Inc. ("Fairholme") and an affiliate of Pershing Square Capital Management, L.P. ("Pershing Square" and together with Brookfield and Fairholme, the "Plan Sponsors"), pursuant to which GGP, Inc. would be divided into two companies, GGP and The Howard Hughes Corporation ("HHC"), and the Plan Sponsors would invest in the Company's standalone emergence plan. In addition, GGP, Inc. entered into an investment agreement with Teachers Retirement System of Texas ("Texas Teachers") to purchase shares of GGP common stock. The Plan Sponsors also entered into an agreement with affiliates of the Blackstone Group ("Blackstone") whereby Blackstone subscribed for equity in GGP.

On the Effective Date, the Plan Sponsors, Blackstone and Texas Teachers owned a majority of the outstanding common stock of GGP. In addition, 120 million warrants (the "Warrants") to purchase our common stock were issued to the Plan Sponsors and Blackstone (Note 9).

GGP, through its subsidiaries and affiliates, is an owner and operator of retail properties. As of December 31, 2014, we are the owner, either entirely or with joint venture partners of 128 retail properties.

Substantially all of our business is conducted through GGP Operating Partnership, LP ("GGPOP"), GGP Nimbus, LP ("GGPN") and GGP Limited Partnership ("GGPLP", and together with GGPN the "Operating Partnerships"), subsidiaries of GGP. The Operating Partnerships own an interest in the properties that are part of the consolidated financial statements of GGP. As of December 31, 2014, GGP held approximately a 99% common equity ownership (without giving effect to the potential conversion of the Preferred Units, as defined below) of the Operating Partnerships, while the remaining 1% was held by limited partners and certain previous contributors of properties to the Operating Partnerships or their predecessors.

GGPOP is the general partner of, and owns approximately 1.5% of the equity interest in, each Operating Partnership. GGPOP has common units of limited partnership ("Common Units"), which are redeemable for cash or, at our option, shares of GGP common stock. It also has preferred units of limited partnership interest ("Preferred Units"), of which, certain Preferred Units can be converted into Common Units and then redeemed for cash or, at our option, shares of GGP common stock ("Convertible Preferred Units") (Note 11).

In addition to holding ownership interests in various joint ventures, the Operating Partnerships generally conduct their operations through General Growth Management, Inc. ("GGMI"), General Growth Services, Inc. ("GGSI") and GGPLP REIT Services, LLC ("GGPRS"). GGMI and GGSI are taxable REIT subsidiaries ("TRS"s), which provide management, leasing, tenant coordination, business development, marketing, strategic partnership and other services for a majority of our Unconsolidated Real Estate Affiliates (defined below) and for substantially all of our Consolidated Properties, as defined below. GGSI also serves as a contractor to GGMI for these services. GGPRS generally provides financial, accounting, tax, legal, development, and other services to our Consolidated Properties.

We refer to our ownership interests in properties in which we own a majority or controlling interest and, as a result, are consolidated under accounting principles generally accepted in the United States of America ("GAAP") as the "Consolidated Properties." We also own interests in certain properties through joint venture entities in which we own a noncontrolling interest ("Unconsolidated Real Estate Affiliates") and we refer to those properties as the "Unconsolidated Properties."

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of GGP, our subsidiaries and joint ventures in which we have a controlling interest. For consolidated joint ventures, the noncontrolling partner's share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner's ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as permanent equity of the Company. Intercompany balances and transactions have been eliminated.

We operate in a single reportable segment which includes the operation, development and management of retail and other rental properties, primarily regional malls. Our portfolio is targeted to a range of market sizes and consumer tastes. Each of our operating properties is considered a separate operating segment, as each property earns revenues and incurs expenses, individual operating results are reviewed and discrete financial information is available. The Company's chief operating decision maker is comprised of a team of several members of executive management who use Company NOI in assessing segment operating performance. We do not distinguish or group our consolidated operations based on geography, size or type. Our operating properties have similar economic characteristics and provide similar products and services to our tenants. There are no individual operating segments that are greater than 10% of combined revenue, Company NOI, or combined assets. Company NOI excludes from NOI certain non-cash and non-comparable items such as straight-line rent and intangible asset and liability amortization, which are a result of our emergence, acquisition accounting and other capital contribution or restructuring events. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues. As a result, the Company's operating properties are aggregated into a single reportable segment.

Reclassifications

Certain prior period amounts included in the Consolidated Statements of Operations and Comprehensive Income (Loss) and related footnotes associated with properties we have disposed of have been reclassified to discontinued operations for all periods presented (Note 4). Additionally, $18.4 million of accrued interest related to the tax indemnification liability (Note 18) was reclassified from accounts payable and accrued expenses to tax indemnification liability in our Consolidated Balance Sheets as of December 31, 2013, as presented herein. Also, $32.2 million of notes receivable was reclassified from acquisition of real estate and property additions to loans to joint venture partners in our Consolidated Statements of Cash Flows for the year ended December 31, 2013.

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

Pre-development costs, which generally include legal and professional fees and other third-party costs directly related to the construction assets, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable of occurring, the capitalized costs are expensed (see also our impairment policies in this note below).

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

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

The fair values of tangible assets are determined on an "if vacant" basis. The "if vacant" fair value is allocated to land, where applicable, buildings, equipment and tenant improvements based on comparable sales and other relevant information with respect to the property. Specifically, the "if vacant" value of the buildings and equipment was calculated using a cost approach utilizing published guidelines for current replacement cost or actual construction costs for similar, recently developed properties; and an income approach. Assumptions used in the income approach to the value of buildings include: capitalization and discount rates, lease-up time, market rents, make ready costs, land value, and site improvement value.

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

The gross asset balances of the in-place value of tenant leases are included in buildings and equipment in our Consolidated Balance Sheets.

	Gross Asset	Accumulated Amortization	Net Carrying Amount
As of December 31, 2014
Tenant leases:
In-place value	$608,840	$(362,531)	$246,309
As of December 31, 2013
Tenant leases:
In-place value	$797,311	$(420,370)	$376,941

The above-market tenant leases and below-market ground leases are included in prepaid expenses and other assets (Note 15); the below-market tenant leases, above-market ground leases and above-market headquarters office lease are included in accounts payable and accrued expenses (Note 16) in our Consolidated Balance Sheets.

Amortization/accretion of all intangibles, including the intangibles in Note 15 and Note 16, had the following effects on our income (loss) from continuing operations:

	Year Ended December 31,
	2014	2013	2012
Amortization/accretion effect on continuing operations	$(196,792)	$(237,302)	$(327,185)

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Future amortization/accretion of these intangibles is estimated to decrease results from continuing operations as follows:

Year	Amount
2015	$133,254
2016	103,718
2017	78,008
2018	51,032
2019	28,320

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

To determine the method of accounting for partially owned joint ventures, we evaluate the characteristics of associated entities and determine whether an entity is a variable interest entity ("VIE") and, if so, determine which party is primary beneficiary by analyzing whether we have both the power to direct the entity's significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. Significant judgments and assumptions inherent in this analysis include the nature of the entity's operations, future cash flow projections, the entity's financing and capital structure, and contractual relationship and terms. We consolidate a VIE when we have determined that we are the primary beneficiary.

Primary risks associated with our VIEs include the potential of funding the entities' debt obligations or making additional contributions to fund the entities' operations.

Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages. Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. Except for Retained Debt (as described in Note 6), differences between the carrying amount of our investment in the Unconsolidated Real Estate Affiliates and our share of the underlying equity of our Unconsolidated Real Estate Affiliates are typically amortized over lives ranging from five to 45 years. When cumulative distributions exceed our investment in the joint venture, the investment is reported as a liability in our consolidated financial statements. The liability is limited to our maximum potential obligation to fund contractual obligations, including recourse related to certain debt obligations.

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

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

	Year Ended December 31,
	2014	2013	2012
Amortization of straight-line rent	$48,254	$47,567	$58,331
Net amortization/accretion of above and below-market tenant leases	(66,285)	(67,344)	(78,541)
Lease termination income	10,590	10,633	8,544

The following is a summary of straight-line rent receivables, which are included in accounts and notes receivable, net in our Consolidated Balance Sheets and are reduced for allowances and amounts doubtful of collection:

	December 31, 2014	December 31, 2013
Straight-line rent receivables, net	$228,153	$188,291

Overage rent is paid by a tenant when the tenant's sales exceed an agreed upon minimum amount and is recognized on an accrual basis once tenant sales exceed contractual tenant lease thresholds and is calculated by multiplying the sales in excess of the minimum amount by a percentage defined in the lease.

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

We provide an allowance for doubtful accounts against the portion of accounts receivable, including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon our recovery experience. The following table summarizes the changes in allowance for doubtful accounts:

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	2014	2013	2012
Balance as of January 1,	$17,892	$24,692	$32,859
Provision for doubtful accounts(1)	10,934	5,528	7,000
Provisions for doubtful accounts in discontinued operations	602	1,277	1,235
Write-offs	(13,807)	(13,605)	(16,402)
Balance as of December 31,	$15,621	$17,892	$24,692

_______________________________________________________

(1)	Excludes recoveries of $2.7 million, $1.9 million and $3.3 million for the years ended December 31, 2014, 2013 and 2012, respectively.

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

The following table summarizes the management fees from affiliates and our share of the management fee expense:

	Year Ended December 31,
	2014	2013	2012
Management fees from affiliates	$70,887	$68,681	$70,506
Management fee expense	(26,972)	(25,551)	(23,061)
Net management fees from affiliates	$43,915	$43,130	$47,445

Income Taxes (Note 8)

We expect to distribute 100% of our taxable capital gains and taxable ordinary income to shareholders annually. If, with respect to any taxable year, we fail to maintain our qualification as a REIT and cannot correct such failure, we would not be allowed to deduct distributions to shareholders in computing our taxable income and federal income tax. If any of our REIT subsidiaries fail to qualify as a REIT, such failure could result in our loss of REIT status. If we lose our REIT status, corporate level income tax would apply to our taxable income at regular corporate rates, or we may be subject to applicable alternative minimum tax. As a result, the amount available for distribution to holders of equity securities that would otherwise receive dividends would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, unless we were entitled to relief under the relevant statutory provisions, we would be disqualified from treatment as a REIT for four subsequent taxable years.

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Impairment

Operating properties

We regularly review our consolidated properties for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment indicators are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income, significant decreases in occupancy percentage, debt maturities, management's intent with respect to the properties and prevailing market conditions.

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

Although we may market a property for sale, there can be no assurance that the transaction will be complete until the sale is finalized. However, GAAP requires us to utilize the Company's expected holding period of our properties when assessing recoverability. If we cannot recover the carrying value of these properties within the planned holding period, we will estimate the fair values of the assets and record impairment charges for properties when the estimated fair value is less than their carrying value.

Impairment indicators for pre-development costs, which are typically costs incurred during the beginning stages of a potential development and construction in progress, are assessed by project and include, but are not limited to, significant changes in the Company's plans with respect to the project, significant changes in projected completion dates, tenant demand, anticipated revenues or cash flows, development costs, market factors and sustainability of development projects.

Impairment charges are recorded in the Consolidated Statements of Operations and Comprehensive Income (Loss) when the carrying value of a property is not recoverable and it exceeds the estimated fair value of the property, which can occur in accounting periods preceding disposition and / or in the period of disposition.

During the year ended December 31, 2014, we recorded a $5.3 million impairment charge in continuing operations of our Consolidated Statements of Operations and Comprehensive Income (Loss). This impairment charge related to one operating property and was recorded because the estimated fair value of the property, based on a bona-fide purchase offer, was less than the carrying value of the properties. During the year ended December 31, 2014, we recorded no impairment charges in discontinued operations of our Consolidated Statement of Operations and Comprehensive Income (Loss).

During the year ended December 31, 2013, we recorded no impairment charges in continuing operations of our Consolidated Statements of Operations and Comprehensive Income (Loss). During the year ended December 31, 2013, we recorded $30.9 million of impairment charges in discontinued operations of our Consolidated Statement of Operations and Comprehensive Income (Loss), which related to five operating properties. We recorded a gain on extinguishment of debt in discontinued operations of approximately $66.7 million in the first quarter of 2014 related to one of these impaired properties that is included in discontinued operations of our Consolidated Statement of Operations and Comprehensive Income (Loss).

During the year ended December 31, 2012, we recorded no impairment charge in continuing operations of our Consolidated Statements of Operations and Comprehensive Income (Loss). During the year ended December 31, 2012, we recorded $108.7 million of impairment charges in discontinued operations of our Consolidated Statement of Operations and Comprehensive Income (Loss), which related to eight operating properties.

Investment in Unconsolidated Real Estate Affiliates

A series of operating losses of an investee or other factors may indicate that an other-than-temporary decline in value of our investment in an Unconsolidated Real Estate Affiliate has occurred. The investment in each of the Unconsolidated Real Estate Affiliates is evaluated for valuation declines below the carrying amount. Accordingly, in addition to the property-specific impairment analysis that we perform for such joint ventures (as part of our operating property impairment process described above), we also considered whether there were other-than-temporary declines with respect to the carrying values of our Unconsolidated Real Estate Affiliates. No impairments related to our investments in Unconsolidated Real Estate Affiliates were recognized for the years ended December 31, 2014, 2013, and 2012.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

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

Fair Value Measurements (Note 5)

The accounting principles for fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1—defined as observable inputs such as quoted prices for identical assets or liabilities in active markets;
•	Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
•	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The impairment section above includes a discussion of all impairments recognized during the years ended December 31, 2014, 2013 and 2012, which were based on Level 2 inputs. Note 5 includes a discussion of properties measured at fair value on a non-recurring basis using Level 2 inputs and the fair value of debt, which is estimated on a recurring basis using Level 2 and Level 3 inputs. Note 9 includes a discussion of our outstanding warrants, which were measured at fair value using Level 3 inputs until the warrant agreement was amended on March 28, 2013. Note 11 includes a discussion of certain redeemable noncontrolling interests that are measured at fair value using Level 1 inputs.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We are exposed to credit risk with respect to cash held at various financial institutions and access to our credit facility. Our credit risk exposure with regard to our cash and the $1.5 billion available under our credit facility is spread among a diversified group of investment grade financial institutions. At December 31, 2014, we have $100.0 million outstanding under our credit facility.

Recently Issued Accounting Pronouncements

Effective January 1, 2015 with early adoption permitted January 1, 2014 the definition of discontinued operations has been revised to limit what qualifies for this classification and presentation to disposals of components of a company that represent strategic shifts that have (or will have) a major effect on the company’s operations and financial results. Required expanded disclosures for disposals or disposal groups that qualify for discontinued operations are intended to provide users of financial statements with enhanced information about the assets, liabilities, revenues and expenses of such discontinued operations. In addition, in accordance with this pronouncement, companies are required to disclose the pretax profit or loss of an individually significant component that does not qualify for discontinued operations treatment. Pursuant to its terms, we have elected to adopt this pronouncement effective January 1, 2015. This definition will be applied prospectively after the adoption and is anticipated to substantially reduce the number of transactions, going forward, that qualify for discontinued operations as compared to previous periods.

Effective January 1, 2017, companies will be required to apply a five-step model in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that a company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Lease contracts will be excluded from this revenue recognition criteria; however, the sale of real estate will be required to follow the new model. Expanded quantitative and qualitative disclosures regarding revenue recognition will be required for contracts that are subject to this pronouncement. The Company is evaluating the potential impact of this pronouncement on its consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

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

NOTE 3 ACQUISITIONS AND JOINT VENTURE ACTIVITY

On December 24, 2014 we formed a joint venture that holds 100% of Bayside Marketplace and sold a portion of our interest to a third party. We received $71.9 million in cash, net of debt assumed of $122.5 million, and the partner received a 49% economic interest in the joint venture. We recorded gain from change in control of investment property of $91.2 million on our Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2014, as a result of this transaction. We are the managing member, however we account for the joint venture under the equity method of accounting because we share control over major decisions with the joint venture partner and the partner has substantive participating rights including establishing operating and capital decisions including budgets, in the ordinary course of business.

The table below summarizes the gain calculation:

Cash received from joint venture partner	$71,883
Less: Proportionate share of previous investment in Bayside Marketplace	(19,310)
Gain from change in control of investment property	$91,193

On December 17, 2014, we entered into an agreement to acquire the Crown Building in New York City, New York located at 730 Fifth Avenue for approximately $1.775 billion through a joint venture in which we have a 50% interest. We contributed $50.0 million to the joint venture to fund a deposit related to the acquisition that is expected to close in the second quarter of 2015.

During the year ended December 31, 2014, we acquired joint venture interests in five retail properties located in New York City, Miami, and Bellevue (WA) for total consideration of $690.2 million (excluding closing costs), which included equity of $405.5 million and the assumption of debt of $310.2 million. The five retail properties acquired are described below. We account for the joint ventures under the equity method of accounting (excluding Miami Design District Associates which is accounted for using the cost method) because we share control over major decisions with our joint venture partners. These properties will be accounted for as Unconsolidated Real Estate Affiliates, and are recorded within the investment in and loans to/from Unconsolidated Real Estate Affiliates on our Consolidated Balance Sheets (Note 6).

On October 22, 2014, we contributed $49.1 million for a 50% interest in a joint venture that acquired the retail portion of 530 Fifth Avenue in New York, New York for a gross purchase price of $300 million with $190 million in gross property-level financing. We have an effective 50% interest in the joint venture. In connection with the acquisition, we provided $39.4 million in loans to our joint venture partner and $31.0 million in a mezzanine loan to the joint venture (Note 14).

On September 30, 2014, we contributed $8.3 million for a 10% interest in a joint venture that acquired the retail portion of 522 Fifth Avenue in New York, New York for a gross purchase price of $165.0 million with $83.3 million in gross property-level financing. We have an effective 10% interest in the joint venture. In connection with the acquisition we provided a $5.3 million loan to our joint venture partner (Note 14).

On September 15, 2014, we contributed $244.7 million to a joint venture that acquired a 20% interest in a development located in Miami, Florida and an 85.67% interest in a mall located in Bellevue, Washington. The joint venture's 20% interest in the Miami Design District Associates, LLC ("MDDA") was acquired for a purchase price of $280.0 million. Through the formation of the joint venture, we have a 12.5% share of this investment and account for it as a cost method investment. The joint venture partner contributed a property, The Shops at the Bravern, LLC ("Bravern"), for a net contribution of $79.0 million. Through the formation of the joint venture, we have a 40% interest in the property and account for the joint venture under the equity method of accounting.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

On June 27, 2014, we contributed $106.6 million to a joint venture that acquired 685 Fifth Avenue in New York, New York for a gross purchase price of $521.4 million with $340.0 million in gross property-level financing. We have a 50% interest in the joint venture. In connection with the acquisition we provided an $85.3 million loan to our joint venture partner (Note 14).

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

On June 28, 2013, we acquired the remaining 50% interest in Quail Springs Mall, from our joint venture partner, for total consideration of $90.5 million, which included $55.5 million of cash and the assumption of the remaining 50% of debt. The investment property was previously recorded under the equity method of accounting and is now consolidated. The acquisition resulted in a remeasurement of the net assets acquired to fair value and as such, we recorded gains from changes in control of investment properties of $19.8 million for the year ended December 31, 2013, as the fair value of the net assets acquired was greater than our investment in the Unconsolidated Real Estate Affiliate and the cash paid to acquire our joint venture partner's interest. The table below summarizes the gain calculation:

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

On May 16, 2013, we formed a joint venture that holds 100% of The Grand Canal Shoppes and The Shoppes at The Palazzo. We received $411.5 million in cash, net of debt assumed of $311.9 million, and the joint venture partner received a 49.9% economic interest in the joint venture. We recorded gains from changes in control of investment properties of $200.0 million on our Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2013, as a result of this transaction. We are the general partner, however we account for the joint venture under the equity method of accounting because we share control over major decisions with the partner and the partner has substantive participating rights. The table below summarizes the gain calculation:

Cash received from joint venture partner	$411,476
Proportionate share of previous investment in The Grand Canal Shoppes and The Shoppes at The Palazzo	(211,468)
Gains from changes in control of investment properties	$200,008

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 4 DISPOSITIONS, DISCONTINUED OPERATIONS AND GAINS (LOSSES) ON DISPOSITIONS OF INTERESTS IN OPERATING PROPERTIES

All of our dispositions of consolidated operating properties for which there is no continuing involvement, for all periods presented, are included in discontinued operations in our Consolidated Statements of Operations and Comprehensive Income (Loss) and are summarized in the table below. Gains on disposition and gains on debt extinguishment are recorded in the Consolidated Statements of Operations and Comprehensive Income (Loss) in the period the property is disposed.

During 2014, one property, which was previously transferred to a special servicer, was sold in a lender-directed sale in full satisfaction of the debt. This resulted in a gain on extinguishment of debt of $66.7 million and a reduction of property-level debt of $79.0 million. We transferred six office properties and cash aggregating total consideration of $268.0 million in full settlement of our $322.0 million tax indemnification liability (Note 18). Additionally, we sold three operating properties for $278.6 million, which resulted in a gain of $125.2 million. We used the net proceeds from these transactions to repay debt of $127.0 million.

During 2013, we sold our interests in six retail properties for total consideration of $142.6 million, which reduced our property level debt by approximately $143.6 million. Additionally, one property, which was previously transferred to a special servicer, was sold in a lender-directed sale in full satisfaction of the debt. This resulted in a gain on debt extinguishment of $25.9 million and a reduction of property level debt of $96.9 million.

On January 12, 2012, we completed the RPI Spin-Off, a 30-mall portfolio. The RPI Spin-Off was accomplished through a special dividend of the common stock of RPI to holders of GGP common stock as of December 30, 2011.

In addition, during 2012, we sold our interests in an office portfolio, three office properties, 18 retail properties and an anchor box for total cash proceeds of $394.5 million, and reduced our property level debt by $320.6 million.

The following table summarizes the operations of the properties included in discontinued operations.

	Year Ended December 31,
	2014	2013	2012
Retail and other revenue	$27,276	$73,329	$151,856
Total revenues	27,276	73,329	151,856
Retail and other operating expenses	17,515	56,926	117,352
Provisions for impairment	—	30,935	108,681
Total expenses	17,515	87,861	226,033
Operating income (loss)	9,761	(14,532)	(74,177)
Interest expense, net	(2,188)	(22,167)	(45,539)
Provision for income taxes	—	—	(23)
Gains (losses) on dispositions	130,416	(817)	24,426
Net income (loss) from operations	137,989	(37,516)	(95,313)
Gain on extinguishment of debt	66,679	25,894	50,765
Gain on extinguishment of tax indemnification liability	77,215	—	—
Net income (loss) from discontinued operations	$281,883	$(11,622)	$(44,548)

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 5 FAIR VALUE

Fair Value of Certain Operating Properties

The following table summarizes certain of our assets that are measured at fair value on a nonrecurring basis as a result of impairment charges recorded as of December 31, 2014 and 2013.

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Year Ended December 31, 2014
Investments in real estate(1)	$26,250	$—	$26,250	$—
Year Ended December 31, 2013
Investments in real estate(1)	$12,000	$—	$12,000	$—

________________________________________________________

(1)	Refer to Note 2 for more information regarding impairment.

We estimated the fair value relating to impairment assessments based upon negotiated sales prices, which is classified within Level 2 of the fair value hierarchy.

Fair Value of Financial Instruments

The fair values of our financial instruments approximate their carrying amount in our consolidated financial statements except for debt. Management's estimates of fair value are presented below for our debt as of December 31, 2014 and 2013.

	December 31, 2014		December 31, 2013
	Carrying Amount(1)	Estimated Fair Value	Carrying Amount(1)	Estimated Fair Value
Fixed-rate debt	$13,606,936	$14,211,247	$13,919,820	$13,957,952
Variable-rate debt	2,391,353	2,399,547	1,752,617	1,787,139
	$15,998,289	$16,610,794	$15,672,437	$15,745,091

________________________________________________________

(1)	Includes market rate adjustments of $19.9 million and $0.9 million as of December 31, 2014 and 2013, respectively.

The fair value of our Junior Subordinated Notes approximates their carrying amount as of December 31, 2014 and 2013. We estimated the fair value of mortgages, notes and other loans payable using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current London Interbank Offered Rate ("LIBOR"), U.S. treasury obligation interest rates and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any such debt could be realized by immediate settlement of the obligation.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 6 UNCONSOLIDATED REAL ESTATE AFFILIATES

Following is summarized financial information for all of our Unconsolidated Real Estate Affiliates.

	December 31, 2014	December 31, 2013
Condensed Combined Balance Sheets—Unconsolidated Real Estate Affiliates
Assets:
Land	$1,152,485	$1,046,354
Buildings and equipment	10,009,490	8,670,976
Less accumulated depreciation	(2,591,347)	(2,301,054)
Construction in progress	125,931	46,339
Net property and equipment	8,696,559	7,462,615
Investments in unconsolidated joint ventures	16,462	—
Net investment in real estate	8,713,021	7,462,615
Cash and cash equivalents	308,621	260,405
Accounts and notes receivable, net	203,511	187,533
Deferred expenses, net	281,835	254,949
Prepaid expenses and other assets	594,257	147,182
Total assets	$10,101,245	$8,312,684
Liabilities and Owners' Equity:
Mortgages, notes and loans payable	$7,945,828	$6,503,686
Accounts payable, accrued expenses and other liabilities	418,995	324,620
Cumulative effect of foreign currency translation ("CFCT")	(35,238)	(22,896)
Owners' equity, excluding CFCT	1,771,660	1,507,274
Total liabilities and owners' equity	$10,101,245	$8,312,684
Investment In and Loans To/From Unconsolidated Real Estate Affiliates, Net:
Owners' equity	$1,736,422	$1,484,378
Less: joint venture partners' equity	(861,515)	(760,804)
Plus: excess investment/basis differences	1,694,257	1,666,719
Investment in and loans to/from Unconsolidated Real Estate Affiliates, net	$2,569,164	$2,390,293
Reconciliation—Investment In and Loans To/From Unconsolidated Real Estate Affiliates:
Asset—Investment in and loans to/from Unconsolidated Real Estate Affiliates	$2,604,762	$2,407,698
Liability—Investment in Unconsolidated Real Estate Affiliates	(35,598)	(17,405)
Investment in and loans to/from Unconsolidated Real Estate Affiliates, net	$2,569,164	$2,390,293

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Condensed Combined Statements of Income—Unconsolidated Real Estate Affiliates
Revenues:
Minimum rents	$827,436	$768,353	$710,895
Tenant recoveries	355,188	327,033	296,815
Overage rents	30,915	32,500	25,794
Other	39,804	34,007	32,755
Total revenues	1,253,343	1,161,893	1,066,259
Expenses:
Real estate taxes	110,665	104,270	95,435
Property maintenance costs	39,105	34,666	37,835
Marketing	14,626	15,981	16,573
Other property operating costs	172,547	160,286	152,866
Provision for doubtful accounts	3,052	1,283	1,937
Property management and other costs(1)	57,980	52,803	48,597
General and administrative	9,250	2,333	1,660
Depreciation and amortization	325,787	279,522	260,075
Total expenses	733,012	651,144	614,978
Operating income	520,331	510,749	451,281

Interest income	5,909	1,431	746
Interest expense	(315,339)	(286,917)	(278,935)
Provision for income taxes	(1,497)	(316)	(935)
Equity in loss of unconsolidated joint ventures	(194)	—	—
Income from continuing operations	209,210	224,947	172,157
Net income from disposed investment	1,415	28,166	52,429
Allocation to noncontrolling interests	(58)	1	(74)
Net income attributable to the ventures	$210,567	$253,114	$224,512
Equity In Income of Unconsolidated Real Estate Affiliates:
Net income attributable to the ventures	$210,567	$253,114	$224,512
Joint venture partners' share of income	(114,263)	(140,193)	(131,047)
Amortization of capital or basis differences	(35,026)	(44,165)	(15,123)
Equity in income of Unconsolidated Real Estate Affiliates	$61,278	$68,756	$78,342

________________________________________________________

(1)	Includes management fees charged to the unconsolidated joint ventures by GGMI, GGSI and GGPLP.

The Unconsolidated Real Estate Affiliates represent our investments in real estate joint ventures that are not consolidated. We hold interests in 24 domestic joint ventures, comprising 38 U.S. retail properties and 3 strip/other retail centers, and one joint venture in Brazil. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. As we have joint control of these ventures with our venture partners, we account for these joint ventures under the equity method.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

On December 1, 2014, we sold our interest in a joint venture, which resulted in our recognition of a gain of $9.7 million. The $9.7 million gain is recognized within equity in income of Unconsolidated Real Estate Affiliates on our Consolidated Statements of Operations and Comprehensive Income (Loss). The gain is included in amortization of capital or basis differences in the table above.

Unconsolidated Mortgages, Notes and Loans Payable and Retained Debt

Our proportionate share of the mortgages, notes and loans payable of the unconsolidated joint ventures was $3.9 billion as of December 31, 2014 and $3.2 billion as of December 31, 2013, including Retained Debt (as defined below). There can be no assurance that the Unconsolidated Properties will be able to refinance or restructure such debt on acceptable terms or otherwise, or that joint venture operations or contributions by us and/or our partners will be sufficient to repay such loans.

We have debt obligations in excess of our pro rata share of the debt for one of our Unconsolidated Real Estate Affiliates ("Retained Debt"). This Retained Debt represents distributed debt proceeds of the Unconsolidated Real Estate Affiliates in excess of our pro rata share of the non-recourse mortgage indebtedness. The proceeds of the Retained Debt which were distributed to us are included as a reduction in our investment in Unconsolidated Real Estate Affiliates. We had retained debt of $89.3 million at one property as of December 31, 2014, and $90.6 million as of December 31, 2013. We are obligated to contribute funds on an ongoing basis, as needed, to our Unconsolidated Real Estate Affiliates in amounts sufficient to pay debt service on such Retained Debt. If we do not contribute such funds, our distributions from such Unconsolidated Real Estate Affiliates, or our interest in, could be reduced to the extent of such deficiencies. As of December 31, 2014, we do not anticipate an inability to perform on our obligations with respect to Retained Debt.

NOTE 7 MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable and the weighted-average interest rates are summarized as follows:

	December 31, 2014(1)	Weighted- Average Interest Rate(2)	December 31, 2013(3)	Weighted- Average Interest Rate(2)
Fixed-rate debt:
Collateralized mortgages, notes and loans payable(4)	$13,600,337	4.52%	$13,907,029	4.55%
Corporate and other unsecured loans	6,599	4.41%	12,791	4.41%
Total fixed-rate debt	13,606,936	4.52%	13,919,820	4.55%
Variable-rate debt:
Collateralized mortgages, notes and loans payable(4)	2,291,353	2.00%	1,700,817	2.61%
Revolving credit facility	100,000	1.73%	51,800	1.74%
Total variable-rate debt	2,391,353	1.99%	1,752,617	2.59%
Total Mortgages, notes and loans payable	$15,998,289	4.14%	$15,672,437	4.33%
Junior Subordinated Notes	$206,200	1.68%	$206,200	1.69%

________________________________________________________

(1)	Includes net $19.9 million of debt market rate adjustments.

(2)	Represents the weighted-average interest rates on our principal balances, excluding the effects of deferred finance costs.

(3)	Includes net $0.9 million of debt market rate adjustments.

(4)	$100.9 million of the fixed-rate balance and $1.4 billion of the variable-rate balance is cross-collateralized.

Collateralized Mortgages, Notes and Loans Payable

As of December 31, 2014, $21.9 billion of land, buildings and equipment (before accumulated depreciation) and construction in progress have been pledged as collateral for our mortgages, notes and loans payable. Certain of these consolidated secured loans, representing $1.5 billion of debt, are cross-collateralized with other properties. Although a majority of the $15.9 billion of fixed and variable rate collateralized mortgages, notes and loans payable are non-recourse, $1.7 billion of such mortgages, notes and loans payable are recourse to the Company as guarantees on secured financings. In addition, certain mortgage loans contain other credit enhancement provisions which have been provided by GGP. Certain mortgages, notes and loans payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium, defeasance or a percentage of the loan balance.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

During the year ended December 31, 2014, we refinanced consolidated mortgage notes totaling $1.4 billion related to eight properties with net proceeds of $657.1 million. The prior loans had a weighted-average term-to-maturity of 1.6 years, and a weighted-average interest rate of 4.8%. The new loans have a weighted-average term-to-maturity of 6.7 years, and a weighted-average interest rate of 3.3%. In addition to these loans, we also obtained a $450.0 million construction loan at Ala Moana Center with an interest rate of LIBOR plus 1.9%. As of December 31, 2014, the Company has drawn $228.9 million under this loan.

On August 1, 2014, we amended our $1.4 billion corporate loan secured by cross-collateralized mortgages on 14 properties. This amendment lowered the interest rate on the loan from LIBOR plus 2.50% to LIBOR plus 1.75%. The loan matures on April 26, 2016. At our option, there are two one-year maturity date extension options available, subject to certain compliance requirements.

Corporate and Other Unsecured Loans

We have certain unsecured debt obligations, the terms of which are described below:

	December 31, 2014(2)	Weighted-Average Interest Rate	December 31, 2013(3)	Weighted-Average Interest Rate
Unsecured debt:
HHC Note(1)	6,735	4.41%	13,179	4.41%
Revolving credit facility	100,000	1.73%	51,800	1.74%
Total unsecured debt	$106,735	1.90%	$64,979	2.28%

_________________________________________________________

(1)	Matures in December 2015.

(2)	Excludes a market rate discount of $0.1 million that decreases the total amount that appears outstanding in our Consolidated Balance Sheets. The market rate discount amortizes as an addition to interest expense over the life of the loan.

(3)	Excludes a market rate discount of $0.4 million that decreases the total amount that appears outstanding in our Consolidated Balance Sheets. The market rate discount amortizes as an addition to interest expense over the life of the loan.

Our Facility as amended on October 23, 2013, provides for revolving loans of up to $1.0 billion. The Facility has an uncommitted accordion feature for a total facility of up to $1.5 billion. The Facility is scheduled to mature in October 2018 and is unsecured. Borrowings under the Facility bear interest at a rate equal to LIBOR plus 132.5 to 195 basis points, which is determined by the Company's leverage level. The Facility contains certain restrictive covenants which limit material changes in the nature of our business conducted, including but not limited to, mergers, dissolutions or liquidations, dispositions of assets, liens, incurrence of additional indebtedness, dividends, transactions with affiliates, prepayment of subordinated debt, negative pledges and changes in fiscal periods. In addition, we are required not to exceed a maximum net debt-to-value ratio, a maximum leverage ratio and a minimum net cash interest coverage ratio; we are not aware of any instances of non-compliance with such covenants as of December 31, 2014. $100.0 million was outstanding on the Facility, as of December 31, 2014.

Junior Subordinated Notes

GGP Capital Trust I, a Delaware statutory trust (the "Trust") and a wholly-owned subsidiary of GGPN, completed a private placement of $200.0 million of trust preferred securities ("TRUPS") in 2006. The Trust also issued $6.2 million of Common Securities to GGPN. The Trust used the proceeds from the sale of the TRUPS and Common Securities to purchase $206.2 million of floating rate Junior Subordinated Notes of GGPN due 2036. Distributions on the TRUPS are equal to LIBOR plus 1.45%. Distributions are cumulative and accrue from the date of original issuance. The TRUPS mature on April 30, 2036, but may be redeemed beginning on April 30, 2011 if the Trust exercises its right to redeem a like amount of Junior Subordinated Notes. The Junior Subordinated Notes bear interest at LIBOR plus 1.45% and are fully recourse to the Company. Though the Trust is a wholly-owned subsidiary of GGPN, we are not the primary beneficiary of the Trust and, accordingly, it is not consolidated for accounting purposes. We have recorded the Junior Subordinated Notes as a liability and our common equity interest in the Trust as prepaid expenses and other assets in our Consolidated Balance Sheets as of December 31, 2014 and December 31, 2013.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Letters of Credit and Surety Bonds

We had outstanding letters of credit and surety bonds of $49.1 million as of December 31, 2014 and $19.4 million as of December 31, 2013. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.

We are not aware of any instances of non-compliance with our financial covenants related to our mortgages, notes and loans payable as of December 31, 2014.

NOTE 8 INCOME TAXES

We have elected to be taxed as a REIT under the Internal Revenue Code. We intend to maintain REIT status. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our taxable ordinary income. In addition, the Company is required to meet certain asset and income tests.

As a REIT, we will generally not be subject to corporate level Federal income tax on taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income or property, and to Federal income and excise taxes on our undistributed taxable income and capital gains. We are currently statutorily open to audit by the Internal Revenue Service for the years ended December 31, 2011 through 2014 and are statutorily open to audit by state taxing authorities for the years ended December 31, 2010 through 2014.

The provision for income taxes for the years ended December 31, 2014, 2013, and 2012 are as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Current	$13,994	$3,855	$5,036
Deferred	(6,741)	(3,510)	4,055
Total from Continuing Operations	7,253	345	9,091
Current	—	—	23
Total from Discontinued Operations	—	—	23
Total	$7,253	$345	$9,114

Realization of a deferred tax benefit is dependent upon generating sufficient taxable income in future periods. Our TRS net operating loss carryforwards of $19.5 million are currently scheduled to expire in subsequent years through 2033. Our capital loss carryforwards of $6.6 million are scheduled to expire in 2016. Substantially all of these attributes are limited under Section 382 of the Code and are subject to valuation allowances.

Each TRS and certain REIT entities subject to state income taxes are tax paying components for purposes of classifying deferred tax assets and liabilities. Net deferred tax assets (liabilities) are summarized as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Total deferred tax assets	$19,347	$16,077	$17,778
Valuation allowance	(15,127)	(15,171)	(16,876)
Net deferred tax assets	4,220	906	902
Total deferred tax liabilities	(21,240)	(24,667)	(28,174)
Net deferred tax liabilities	$(17,020)	$(23,761)	$(27,272)

Due to the uncertainty of the realization of certain tax carryforwards, we have established valuation allowances on those deferred tax assets that we do not reasonably expect to realize. Deferred tax assets that we believe have only a remote possibility of realization have not been recorded.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

The tax effects of temporary differences and carryforwards included in the net deferred tax liabilities as of December 31, 2014, December 31, 2013 and December 31, 2012 are summarized as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Operating loss and tax credit carryforwards	$15,699	$15,477	$15,051
Other TRS property, primarily differences in basis of assets and liabilities	(17,592)	(24,067)	(25,447)
Valuation allowance	(15,127)	(15,171)	(16,876)
Net deferred tax liabilities	$(17,020)	$(23,761)	$(27,272)

We have unrecognized tax benefits recorded pursuant to uncertain tax positions of $6.1 million and $5.1 million as of December 31, 2014 and December 31, 2013 respectively, excluding interest, all of which would impact our effective tax rate. We believe that it is reasonably possible that all of our currently remaining unrecognized tax benefits may be recognized by the end of 2015 upon the potential settlement of an audit and the expiration of the statute of limitations.

NOTE 9 WARRANTS

Pursuant to the terms of the Investment Agreements, the Plan Sponsors and Blackstone were issued 120,000,000 warrants (the "Warrants") to purchase common stock of GGP with an initial weighted average exercise price of $10.63. Each Warrant was originally recorded as a liability, as the holders of the Warrants could have required GGP to settle such Warrants in cash upon certain changes of control events. The Warrants were fully vested upon issuance. Each Warrant has a term of seven years and expires on November 9, 2017. Below is a summary of the Warrants initially received by the Plan Sponsors and Blackstone.

Initial Warrant Holder	Number of Warrants	Initial Exercise Price
Brookfield	57,500,000	$10.75
Blackstone—B(2)	2,500,000	10.75
Fairholme(2)	41,070,000	10.50
Pershing Square(1)	16,430,000	10.50
Blackstone—A(2)	2,500,000	10.50
	120,000,000

______________________________________________________

(1)	On December 31, 2012, the Pershing Square Warrants were purchased by the Brookfield Investor.

(2)	On January 28, 2013, the Fairholme and Blackstone Warrants (A and B) were purchased by GGP.

The Brookfield Warrants and the Blackstone Warrants (A and B) were immediately exercisable, while the Fairholme Warrants and the Pershing Square Warrants were exercisable (for the initial 6.5 years from the issuance) only upon 90 days prior notice, but there is no obligation to exercise at any point from the end of the 90 day notification period through maturity.

The exercise prices of the Warrants are subject to adjustment for future dividends, stock dividends, distribution of assets, stock splits or reverse splits of our common stock or certain other events. In accordance with the agreement, these calculations adjust both the exercise price and the number of shares issuable for the 120,000,000 Warrants that were initially issued to the Plan Sponsors. During 2013 and 2014, the number of shares issuable upon exercise of the outstanding Warrants changed as follows:

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

		Exercise Price
Record Date	Issuable Shares (1)	Brookfield and Blackstone—B (2)	Fairholme, Pershing Square and Blackstone—A (2)(3)
April 16, 2013	83,443,178	$9.53	$9.30
July 16, 2013	83,945,892	9.47	9.25
October 15, 2013	84,507,750	9.41	9.19
December 13, 2013	85,084,392	9.34	9.12
April 15, 2014	85,668,428	9.28	9.06
July 15, 2014	86,215,500	9.22	9.01
October 15, 2014	86,806,928	9.16	8.94
December 15, 2014	87,353,999	9.10	8.89

_______________________________________________________________________________

(1)	Issuable shares as of April 16, 2013 exclude the Fairholme and Blackstone A and B warrants purchased by GGPLP.

(2)	On January 28, 2013, the Fairholme and Blackstone Warrants (A and B) were purchased by GGPLP.

(3)	On December 31, 2012, the Pershing Square Warrants were purchased by the Brookfield Investor.

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

On January 28, 2013, GGPLP acquired the 41,070,000 Warrants held by Fairholme and the 5,000,000 Warrants held by Blackstone for an aggregate purchase price of approximately $633 million. At the time of purchase, the GGPLP Warrants were exercisable into approximately 27 million common shares of the Company at a weighted-average exercise price of approximately $9.37 per share, assuming net share settlement. On March 26, 2013, GGPLP exercised its warrants and was issued approximately 27.5 million shares of GGP's common stock, under net share settlement (See Note 12 for further discussion).

As a result of the transactions occurring on December 31, 2012, and January 28, 2013, Brookfield now owns or manages on behalf of third parties all of the outstanding Warrants. Brookfield has the option for 57,500,000 Warrants to either full share settle (i.e. deliver cash for the exercise price of the Warrants in the amount of approximately $618 million in exchange for approximately 68,000,000 shares of common stock) or net share settle. The remaining 16,430,000 Warrants owned or managed by Brookfield must be net share settled. As of December 31, 2014, the remaining Warrants are exercisable into approximately 59 million common shares of the Company, at a weighted-average exercise price of approximately $9.11 per share. Due to their ownership of Warrants, Brookfield's potential ownership of the Company may change as a result of payments of dividends and changes in our stock price.

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

The estimated fair value of the Warrants was $895.5 million as of March 28, 2013. The fair value of the Warrants was estimated using the Black Scholes option pricing model using our stock price, the Warrant term, and Level 3 inputs (Note 2). As discussed above, the modification of the warrant agreement resulted in the classification of the Warrants as equity as of March 28, 2013. From December 31, 2012 through March 28, 2013, changes in the fair value of the Warrants were recognized in earnings. An increase in GGP's common stock price or in the expected volatility of the Warrants would increase the fair value; whereas, a decrease in GGP's common stock price or an increase in the lack of marketability would decrease the fair value.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

The following table summarizes the change in fair value of the Warrants which is measured on a recurring basis using Level 3 inputs:

	Year Ended December 31,
	2013	2012
Balance as of January 1,	$1,488,196	$985,962
Warrant liability adjustment	40,546	502,234
Purchase of Warrants by GGPLP	(633,229)	—
Reclassification to equity	(895,513)	—
Balance as of December 31,	$—	$1,488,196

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

NOTE 10 RENTALS UNDER OPERATING LEASES

We receive rental income from the leasing of retail and other space under operating leases. The minimum future rentals based on operating leases of our Consolidated Properties as of December 31, 2014 are as follows:

Year	Amount
2015	$1,385,785
2016	1,280,551
2017	1,136,836
2018	998,624
2019	858,889
Subsequent	3,051,023
$8,711,708

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

	Year Ended December 31,
	2014	2013	2012
Distributions to preferred Operating Partnership units	$(8,965)	$(9,287)	$(12,414)
Net (income) loss allocation to noncontrolling interests in operating partnership from continuing operations (common units)	(3,228)	(2,281)	3,498
Net (income) loss allocated to noncontrolling interest in consolidated real estate affiliates	(1,851)	(3,103)	(784)
Allocation to noncontrolling interests	(14,044)	(14,671)	(9,700)
Other comprehensive loss allocated to noncontrolling interests	78	(393)	258
Comprehensive income allocated to noncontrolling interests	$(13,966)	$(15,064)	$(9,442)

Redeemable Noncontrolling Interests

The minority interest related to the Common and Preferred Units of the Operating Partnership are presented as redeemable noncontrolling interests in our Consolidated Balance Sheets since it is possible we could be required, under certain events outside of our control, to redeem the securities for cash by the holders of the securities.

The Common and Preferred Units of the Operating Partnership are recorded at the greater of the carrying amount adjusted for the noncontrolling interest's share of the allocation of income or loss (and its share of other comprehensive income or loss) and dividends or their fair value as of each measurement date. The excess of the fair value over the carrying amount from period to period is recorded within additional paid-in capital (loss) in our Consolidated Balance Sheets. Allocation to noncontrolling interests is presented as an adjustment to net income to arrive at net loss attributable to GGP.

The common redeemable noncontrolling interests have been recorded at fair value for all periods presented. One tranche of preferred redeemable noncontrolling interests has been recorded at fair value, while the other tranches of preferred redeemable noncontrolling interests have been recorded at carrying value.

Generally, the holders of the Common Units share in any distributions by the Operating Partnership with our common stockholders. However, the Operating Partnership agreement permits distributions solely to GGP if such distributions were required to allow GGP to comply with the REIT distribution requirements or to avoid the imposition of excise tax. Under certain circumstances, the conversion rate for each Common Unit is required to be adjusted to give effect to stock distributions. If the holders had requested redemption of the Common Units as of December 31, 2014, the aggregate amount of cash we would have paid would have been $164.0 million.

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Number of Common Units for each Preferred Unit	Number of Contractual Convertible Preferred Units Outstanding as of December 31, 2014	Converted Basis to Common Units Outstanding as of December 31, 2014	Conversion Price	Redemption Value
Series B(1)	3.00000	1,279,386	3,990,772	$16.66670	112,260
Series D	1.50821	532,750	803,498	33.15188	26,637
Series E	1.29836	502,658	652,631	38.51000	25,133
					$164,030

_____________________________________________________

(1)	The conversion price of Series B preferred units is lower than the GGP December 31, 2014 closing common stock price of $28.13. Therefore, a common stock price of $28.13 is used to calculate the Series B redemption value.

The following table reflects the activity of the redeemable noncontrolling interests for the years ended December 31, 2014, 2013, and 2012.

Balance at January 1, 2012	$223,795
Net loss	(3,498)
Distributions	(2,850)
Redemption of operating partnership units	(2,730)
Dividend for RPI Spin-Off	3,137
Other comprehensive loss	(258)
Fair value adjustment for noncontrolling interests in Operating Partnership	50,623
Balance at December 31, 2012	$268,219
Balance at January 1, 2013	268,219
Net income	2,281
Distributions	(3,275)
Redemption of operating partnership units (1)	(41,889)
Other comprehensive income	393
Fair value adjustment for noncontrolling interests in Operating Partnership	3,173
Balance at December 31, 2013	$228,902
Balance at January 1, 2014	$228,902
Net income	3,228
Distributions	(3,059)
Redemption of operating partnership units	(350)
Other comprehensive income	(78)
Fair value adjustment for noncontrolling interests in Operating Partnership	70,653
Balance at December 31, 2014	$299,296

_____________________________________________________

(1)	Operating partnership unit holders redeemed 1,756,521 units in 2013.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Common Stock Dividend and Purchase of Common Stock

Our Board of Directors declared common stock dividends during 2014 and 2013 as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share
2014
November 14	December 15	January 2, 2015	$0.17
August 12	October 15	October 31, 2014	0.16
May 15	July 15	July 31, 2014	0.15
February 26	April 15	April 30, 2014	0.15
2013
October 28	December 13	January 2, 2014	$0.14
July 29	October 15	October 29, 2013	0.13
May 10	July 16	July 30, 2013	0.12
February 4	April 16	April 30, 2013	0.12

Distributions paid on our common stock and their tax status, as sent to our shareholders, is presented in the following table. The tax status of GGP distributions in 2014, 2013, and 2012 may not be indicative of future periods.

	Year Ended December 31,
	2014	2013	2012
Ordinary income	$0.499	$0.330	$0.316
Capital gain distributions	0.034	0.290	0.221
Distributions per share	$0.533	$0.620	$0.537

Our Dividend Reinvestment Plan ("DRIP") provides eligible holders of GGP's common stock with a convenient method of increasing their investment in the Company by reinvesting all or a portion of cash dividends in additional shares of common stock. Eligible stockholders who enroll in the DRIP on or before the fourth business day preceding the record date for a dividend payment will be able to have that dividend reinvested. As a result of the DRIP elections, 22,186 shares were issued during the year ended December 31, 2014 and 28,852 shares were issued during the year ended December 31, 2013.

Preferred Stock

On February 13, 2013, we issued, in a public offering, 10,000,000 shares of 6.375% Series A Cumulative Perpetual Preferred Stock (the "Preferred Stock") at a price of $25.00 per share, resulting in net proceeds of $242.0 million after issuance costs. The Preferred Stock is recorded net of issuance costs within equity on our Consolidated Balance Sheets, and accrues a quarterly dividend at an annual rate of 6.375%. The dividend is paid in arrears in preference to dividends on our common stock, and reduces net income available to common stockholders, and therefore, earnings per share.

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Our Board of Directors declared preferred stock dividends during 2014 and 2013 as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share
2014
November 14	December 15	January 2, 2015	$0.3984
August 12	September 15	October 1, 2014	0.3984
May 15	June 16	July 1, 2014	0.3984
February 26	March 17	April 1, 2014	0.3984
2013
October 28	December 13	January 2, 2014	$0.3984
July 29	September 13	October 1, 2013	0.3984
May 10	June 14	July 1, 2013	0.3984
March 4	March 15	April 1, 2013	0.2125

NOTE 12 EARNINGS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all potentially dilutive common shares. The dilutive effect of the Warrants and the dilutive effect of options and their equivalents (including fixed awards and nonvested stock issued under stock-based compensation plans), are computed using the "treasury" method.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Information related to our EPS calculations is summarized as follows:

	Year Ended December 31,
	2014	2013	2012
Numerators—Basic:
Income (loss) from continuing operations	$398,011	$328,821	$(426,985)
Preferred Stock dividend	(15,936)	(14,078)	—
Allocation to noncontrolling interests	(12,935)	(14,602)	(9,663)
Income (loss) from continuing operations—net of noncontrolling interests	369,140	300,141	(436,648)
Discontinued operations	281,883	(11,622)	(44,548)
Allocation to noncontrolling interests	(1,109)	(69)	(37)
Discontinued operations—net of noncontrolling interests	280,774	(11,691)	(44,585)
Net income (loss)	679,894	317,199	(471,533)
Preferred Stock dividend	(15,936)	(14,078)	—
Allocation to noncontrolling interests	(14,044)	(14,671)	(9,700)
Net income (loss) attributable to common stockholders	$649,914	$288,450	$(481,233)
Numerators—Diluted:
Income (loss) from continuing operations—net of noncontrolling interests	$369,140	$300,141	$(436,648)
Diluted income (loss) from continuing operations	$369,140	$300,141	$(436,648)
Net income (loss) attributable to common stockholders	$649,914	$288,450	$(481,233)
Diluted net income (loss) attributable to common stockholders	$649,914	$288,450	$(481,233)
Denominators:
Weighted-average number of common shares outstanding—basic	887,031	930,643	938,049
Effect of dilutive securities	57,690	3,425	—
Weighted-average number of common shares outstanding—diluted	944,721	934,068	938,049
Anti-dilutive Securities:
Effect of Preferred Units	5,505	5,506	5,526
Effect of Common Units	4,833	6,434	6,819
Effect of Stock Options	—	—	2,352
Effect of Warrants	—	46,724	61,065
	10,338	58,664	75,762

Options were dilutive for the years ended December 31, 2014 and December 31, 2013 and are included in the denominator of EPS. Because of the net loss, options were anti-dilutive for the year ended December 31, 2012, and, their effect has not been included in the calculation of diluted net loss per share. Warrants were dilutive for the year ended December 31, 2014 and are included in the denominator of EPS. Potentially dilutive shares related to the Warrants for the years ended December 31, 2013 and December 31, 2012 are excluded from the denominator in the computation of diluted EPS because they are anti-dilutive.

Outstanding Common Units have also been excluded from the diluted earnings per share calculation because including such Common Units would also require that the share of GGPOP income attributable to such Common Units be added back to net income therefore resulting in no effect on EPS. Outstanding Preferred Units have been excluded from the diluted EPS calculation for all periods presented because including the Preferred Units would also require that the Preferred Units dividend be added back to the net income, resulting in anti-dilution.

During the year ended December 31, 2013, GGPOP repurchased 28,345,108 shares of GGP's common stock for $566.9 million. These shares are presented as common stock in treasury, at cost, on our Consolidated Balance Sheets. Accordingly, these shares have been excluded from the calculation of EPS. In addition, GGPOP was issued 27,459,195 shares of GGP common stock on March 26, 2013, as a result of GGPOP's purchase and subsequent exercising of the Fairholme and Blackstone A and B Warrants (Note 9). These shares are presented as issued, but not outstanding on our Consolidated Balance Sheets. Accordingly, these shares have been excluded from the calculation of EPS.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

On February 10, 2014, GGPOP repurchased 27,624,282 shares of GGP’s common stock for $555.8 million. These shares are presented as common stock in treasury, at cost, on our Consolidated Balance Sheets.  Accordingly, these shares have been excluded from the calculation of EPS.

On May 1, 2014, the shares of GGP common stock owned by GGPOP were contributed to GGPN, and as a result of these transactions, GGPN owns an aggregate of 83,428,585 shares of GGP common stock as of December 31, 2014, of which 55,969,390, with an aggregate cost of $1,122.7 million, are shown as treasury stock and 27,459,195 are shown as issued, but not outstanding on our Consolidated Balance Sheets.

NOTE 13 STOCK-BASED COMPENSATION PLANS

Incentive Stock Plans

The General Growth Properties, Inc. 2010 Equity Plan (the "Equity Plan") which remains in effect after the Effective Date, reserved for issuance of 4% of GGP outstanding shares on a fully diluted basis as of the Effective Date. The Equity Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation (collectively, "the Awards"). Directors, officers and other employees of GGP's and its subsidiaries and affiliates are eligible for Awards. The Equity Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended. No participant may be granted more than 4,000,000 shares, or the equivalent dollar value of such shares, in any year. Options granted under the Equity Plan will be designated as either nonqualified stock options or incentive stock options. An option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. The exercise price of an option may not be less than the fair value of a share of GGP's common stock on the date of grant. The term of each option will be determined prior to the date of grant, but may not exceed 10 years.

Stock Options

The following tables summarize stock option activity for the Equity Plan for GGP for the years ended December 31, 2014, 2013 and 2012:

	2014		2013		2012
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Stock options Outstanding at January 1,	21,565,281	$17.28	9,692,499	$13.59	11,503,869	$15.65
Granted	50,000	22.41	12,740,784	19.97	—	—
Exercised	(1,164,945)	15.47	(339,723)	14.33	(607,473)	13.89
Forfeited	(662,820)	18.89	(488,969)	16.27	(703,183)	14.68
Expired	(43,292)	14.58	(39,310)	14.35	(500,714)	46.28
Stock options Outstanding at December 31,	19,744,224	$17.36	21,565,281	$17.28	9,692,499	$13.59

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price
$8.00 - $12.00	2,000,000	5.8	$9.69	2,000,000	5.8	$9.69
$13.00 - $17.00	5,863,404	6.4	14.62	3,397,118	6.4	14.58
$18.00 - $23.00	11,880,820	8.4	20.00	2,592,624	8.4	20.07
Total	17,746,224	7.6	$17.36	7,989,742	6.9	$15.14
	$212,645			$103,787

Stock options under the Equity Plan generally vest in 25% increments annually from one year from the grant date. Options under certain previous equity plans were replaced under the Plan with options, fully vested, in GGP common stock.

The weighted-average fair value of stock options as of the grant date was $5.33 for stock options granted during the year ended December 31, 2014 and $5.11 for stock options granted during the year ended December 31, 2013. The intrinsic value of stock options exercised during the year was $18.2 million, $4.9 million, and $3.3 million for the year ended December 31, 2014, December 31, 2013, and December 31, 2012, respectively.

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

The following table summarizes restricted stock activity for the respective grant year ended December 31, 2014, December 31, 2013 and December 31, 2012:

	2014		2013		2012
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock grants outstanding as of beginning of period	1,242,924	$13.99	1,426,338	$14.07	1,716,932	$14.19
Granted	34,100	20.04	37,352	19.97	37,731	14.89
Vested	(1,154,894)	14.08	(164,970)	15.69	(205,142)	14.73
Canceled	(17,988)	14.73	(55,796)	15.15	(123,183)	14.89
Nonvested restricted stock grants outstanding as of end of period	104,142	$14.79	1,242,924	$13.99	1,426,338	$14.07

The weighted average remaining contractual term of nonvested awards as of December 31, 2014 was one year. The fair value of shares vested during the year was $29.5 million, $3.4 million, and $3.9 million for the year ended December 31, 2014, December 31, 2013, and December 31, 2012, respectively.

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Year Ended December 31,
	2014	2013	2012
Risk-free interest rate(*)	2.20%	1.71%	No options granted
Dividend yield(*)	2.70%	2.52%	No options granted
Expected volatility	30.00%	32.32%	No options granted
Expected life (in years)	6.25	6.5	No options granted

_________________________________________________________

(*)	Weighted average

Compensation expense related to stock-based compensation plans is summarized in the following table:

	Year Ended December 31,
	2014	2013	2012
Stock options—Property management and other costs	$7,468	$5,104	$3,111
Stock options—General and administrative	15,074	9,553	6,282
Restricted stock—Property management and other costs	1,683	1,504	1,553
Restricted stock—General and administrative	1,013	6,855	7,922
Total	$25,238	$23,016	$18,868

Unrecognized compensation expense as of December 31, 2014 is as follows:

Year	Amount
2015	$19,558
2016	16,507
2017	13,976
2018	1,731
51,772

These amounts may be impacted by future grants, changes in forfeiture estimates or vesting terms, and actual forfeiture rates which differ from estimated forfeitures.

NOTE 14  ACCOUNTS AND NOTES RECEIVABLE

The following table summarizes the significant components of Accounts and notes receivable, net.

	December 31, 2014	December 31, 2013
Trade receivables	$124,698	$123,522
Notes receivable	320,881	179,559
Straight-line rent receivable	230,172	190,332
Other accounts receivable	3,638	3,378
Total Accounts and notes receivable	679,389	496,791
Provision for doubtful accounts	(15,621)	(17,892)
Total Accounts and notes receivable, net	$663,768	$478,899

Notes receivable includes $88.5 million and $39.4 million due from an entity who is our partner in the joint ventures related to the acquisition of the properties at 685 and 530 5th Avenue in New York, New York (Note 3). The notes receivable bear interest at a rate of 7.5% and 9%, respectively. Interest is compounded quarterly with accrued but unpaid interest increasing the loan balance, and are collateralized by our partner's ownership interest in the joint ventures, and mature on June 27, 2024 and October 22, 2024, respectively.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Also included in notes receivable is a $132.4 million note receivable issued to Rique Empreendimentos e Participacoes Ltda. (“Rique”) in conjunction with our sale of Aliansce Shopping Centers, S.A. (“Aliansce”) to Rique and Canada Pension Plan Investment Board on September 30, 2013.  The note receivable is denominated in Brazilian Reais, bears interest at an effective interest rate of approximately 14%, is collateralized by shares of common stock in Aliansce, and requires annual principal and interest payments over the 5 year term.  We recognize the impact of changes in the exchange rate on the note receivable as gain or loss on foreign currency in our Consolidated Statements of Operations and Comprehensive Income (Loss).

Within notes receivable is a $32.2 million note receivable from our joint venture partner related to the acquisition of a portfolio of two properties in the Union Square area of San Francisco in September 2013. The note receivable bears interest at an interest rate of 5.21% and is collateralized by our partner's ownership interest in the joint venture. The note receivable matures on September 16, 2023.

NOTE 15 PREPAID EXPENSES AND OTHER ASSETS

The following table summarizes the significant components of prepaid expenses and other assets.

	December 31, 2014			December 31, 2013
	Gross Asset	Accumulated Amortization	Balance	Gross Asset	Accumulated Amortization	Balance
Intangible assets:
Above-market tenant leases, net	$870,103	$(498,016)	$372,087	$1,022,398	$(478,998)	$543,400
Below-market ground leases, net	119,866	(8,906)	110,960	164,017	(13,597)	150,420
Real estate tax stabilization agreement, net	111,506	(26,146)	85,360	111,506	(19,834)	91,672
Total intangible assets	$1,101,475	$(533,068)	$568,407	$1,297,921	$(512,429)	$785,492
Remaining Prepaid expenses and other assets:
Security and escrow deposits			93,676			145,999
Prepaid expenses			76,306			23,283
Other non-tenant receivables			28,712			25,988
Deferred tax, net of valuation allowances			4,220			906
Other			42,456			13,901
Total remaining Prepaid expenses and other assets			245,370			210,077
Total Prepaid expenses and other assets			$813,777			$995,569

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 16 ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table summarizes the significant components of accounts payable and accrued expenses.

	December 31, 2014			December 31, 2013
	Gross Liability	Accumulated Accretion	Balance	Gross Liability	Accumulated Accretion	Balance
Intangible liabilities:
Below-market tenant leases, net	$502,919	$(259,390)	$243,529	$622,710	$(271,215)	$351,495
Above-market headquarters office leases, net	15,268	(6,867)	8,401	15,268	(5,130)	10,138
Above-market ground leases, net	9,127	(1,522)	7,605	9,756	(1,181)	8,575
Total intangible liabilities	$527,314	$(267,779)	$259,535	$647,734	$(277,526)	$370,208
Remaining Accounts payable and accrued expenses:
Accrued interest			54,332			58,777
Accounts payable and accrued expenses			82,292			102,246
Accrued real estate taxes			85,910			92,663
Deferred gains/income			114,968			115,354
Accrued payroll and other employee liabilities			55,059			34,006
Construction payable			198,471			103,988
Tenant and other deposits			21,423			21,434
Insurance reserve liability			16,509			16,643
Capital lease obligations			12,066			12,703
Conditional asset retirement obligation liability			10,135			10,424
Uncertain tax position liability			6,663			5,536
Other			17,534			27,013
Total remaining Accounts payable and accrued expenses			675,362			600,787
Total Accounts payable and accrued expenses			$934,897			$970,995

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 17 ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013
Net unrealized gains on financial instruments	$70	$124
Foreign currency translation	(51,823)	(38,297)
	$(51,753)	$(38,173)

NOTE 18 LITIGATION

In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material effect on our consolidated financial position, results of operations or liquidity.

Urban Litigation

In October 2004, certain limited partners (the "Urban Plaintiffs") of Urban Shopping Centers, L.P. ("Urban") filed a lawsuit against Urban's general partner, Head Acquisition, L.P. ("Head"), as well as The Rouse Company, LP, Simon Property Group, Inc., Westfield America, Inc., and various of their affiliates, including Head's general partners (collectively, the "Urban Defendants"), in Circuit Court in Cook County, Illinois. GGP, GGP Operating Partnership, LP ("GGPOP") and other affiliates were later included as Urban Defendants. The lawsuit alleged, among other things, that the Urban Defendants breached the Urban partnership agreement, unjustly enriched themselves through misappropriation of partnership opportunities, failed to grow the partnership, breached their fiduciary duties, and tortiously interfered with several contractual relationships. The Urban Plaintiffs sought relief in the form of unspecified monetary damages and equitable relief requiring, among other things, the Urban Defendants, including GGP, Inc. and its affiliates, to engage in certain future transactions through Urban. On May 19, 2014 the Company settled the litigation and recorded a loss of $17.9 million, which is included in general and administrative expense in our Consolidated Statements of Operations and Comprehensive Income (Loss). The Company invested $60.0 million in Urban and contributed, at fair value, a 5.6% interest in three assets in exchange for preferred equity interests. The Company has no obligation to engage in future activity through Urban other than transactions associated with currently existing partnership assets.

Default Interest

Pursuant to the Plan, the Company cured and reinstated that certain note (the "Homart Note") in the original principal amount of $254.0 million between GGPLP and The Comptroller of the State of New York as Trustee of the Common Retirement Fund ("CRF") by payment in cash of accrued interest at the contractual non-default rate. CRF, however, contended that the Company's bankruptcy caused the Company to default under the Homart Note and, therefore, post-petition interest accrued under the Homart Note at the contractual default rate was due for the period June 1, 2009 until November 9, 2010. On June 16, 2011, the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") ruled in favor of CRF, and, on June 22, 2011, the Company elected to satisfy the Homart Note in full by paying CRF the outstanding default interest and principal amount on the Homart Note totaling $246.0 million. As a result of the ruling, the Company incurred and paid $11.7 million of default interest expense during the year ended December 31, 2011. The Company appealed the Bankruptcy Court's order and reserved its right to recover the payment of default interest. On March 13, 2013, the parties reached a settlement. In exchange for the Company's dismissal of its appeal, CRF waived all claims to attorneys' fees.

Pursuant to the Plan, the Company agreed to pay to the holders of claims (the "2006 Lenders") under a revolving and term loan facility (the "2006 Credit Facility") the principal amount of their claims outstanding of approximately $2.6 billion plus post-petition interest at the contractual non-default rate. However, the 2006 Lenders asserted that they were entitled to receive interest at the contractual default rate. In July 2011, the Bankruptcy Court ruled in favor of the 2006 Lenders. The Company had accrued $96.1 million as of December 31, 2012. The Company appealed the Bankruptcy Court ruling, and on March 13, 2013, the parties reached a settlement. In exchange for the Company's dismissal of its appeal, and a payment by the Company of $97.4 million, the 2006 Lenders waived all claim to attorneys' fees.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Tax Indemnification Liability

Pursuant to the Investment Agreements, GGP previously indemnified HHC from and against 93.75% of any and all losses, claims, damages, liabilities and reasonable expenses to which HHC and its subsidiaries become subject, in each case solely to the extent directly attributable to MPC Taxes (as defined in the Investment Agreements) in an amount up to $303.8 million. Under certain circumstances, we agreed to be responsible for interest or penalties attributable to such MPC Taxes in excess of the $303.8 million. The IRS disagreed with the method used to report gains for income tax purposes that are the subject of the MPC taxes. As a result of this disagreement, The Howard Hughes Company, LLC and Howard Hughes Properties, Inc. filed petitions in the United States Tax Court on May 6, 2011, contesting this liability for the 2007 and 2008 years and a trial was held in early November 2012. The United States Tax Court rendered its opinion on June 2, 2014, in favor of the IRS. On September 15, 2014, the United States Tax Court formally entered its decision awarding the IRS $144.1 million in taxes for 2007 and 2008. On December 12, 2014, we reached an agreement with HHC for settlement, which included the transfer of six office properties with a historical cost of $106.8 million and an agreed-upon value of $130.0 million and cash of $138.0 million in full settlement of the $322.0 million tax indemnification liability ($303.8 million plus applicable interest). As a result of the settlement, GGP recognized a gain on extinguishment of tax indemnification liability of approximately $77.2 million which amount is included in discontinued operations on the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2014.

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

	Year Ended December 31,
	2014	2013	2012
Contractual rent expense, including participation rent	$13,605	$13,475	$13,933
Contractual rent expense, including participation rent and excluding amortization of above and below-market ground leases and straight-line rent	9,036	8,670	8,906

See Note 8 and Note 18 for our obligations related to uncertain tax positions and for disclosure of additional contingencies.

The following table summarizes the contractual maturities of our long-term commitments. Long-term debt and ground leases include the related acquisition accounting fair value adjustments:

	2015	2016	2017	2018	2019	Subsequent/ Other	Total
Mortgages, notes and loans payable(1)	$650,557	$692,066	$877,261	$1,837,460	$1,327,020	$10,613,925	$15,998,289
Retained debt-principal	1,530	1,601	1,705	1,801	1,902	80,734	89,273
Purchase obligations (2)	203,262	—	—	—	—	—	203,262
Ground lease payments	4,821	4,820	4,849	4,767	4,810	162,764	186,831
Junior Subordinated Notes(3)	—	—	—	—	—	206,200	206,200
Uncertain tax position liability(4)	6,663	—	—	—	—	—	6,663
Total	$866,833	$698,487	$883,815	$1,844,028	$1,333,732	$11,063,623	$16,690,518

_________________________________________________________

(1)	The $100.0 million outstanding on the revolving credit facility as of December 31, 2014 is included in 2015.

(2)	Purchase obligations relate to payables for capital expenditures.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

(3)	The $206.2 million of Junior Subordinated Notes are due in 2036, but may be redeemed any time after April 30, 2011. As we do not expect to redeem the notes prior to maturity, they are included in the consolidated debt maturing subsequent to 2019.

(4)	We believe that it is reasonably possible that all of our currently remaining unrecognized tax benefits may be recognized by the end of 2015 upon the potential settlement of an audit and the expiration of the statute of limitations.

NOTE 20 SUBSEQUENT EVENTS

We formed a partnership to own and operate Ala Moana Center located in Honolulu, Hawaii. Effective with the partnership formation, we own a 75% equity interest and the partner owns a 25% equity interest in Ala Moana Center. The transaction generated approximately $907 million of net proceeds, of which we received approximately $670 million of net proceeds at closing on February 27, 2015. The remaining net proceeds of approximately $237 million will be paid in late 2016 upon completion of the redevelopment and expansion. We may sell an additional 12.5% equity interest in Ala Moana Center within the next 60 days on the same economic terms.

NOTE 21 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly data for the year ended December 31, 2014 and 2013 is summarized in the table below. Figures presented below have been adjusted for discontinued operations (Note 4). In Q4 2014, they include the impact of provisions for impairment (Note 2). In Q1 2013, the adjustments include the Warrant liability adjustment (Note 9). In Q4 2014 and Q2 2013 the adjustments include gains from changes in control of investment properties (Note 3) in continuing operations.

	2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$622,884	$611,894	$627,759	$673,022
Operating income	222,905	206,350	237,931	274,327
Income from continuing operations	58,915	55,237	68,577	215,282
Income from discontinued operations	72,972	121,853	8,822	78,236

Net income attributable to common shareholders	124,052	169,740	70,624	285,498
Basic Earnings Per Share:
Continuing operations	0.06	0.06	0.07	0.23
Discontinued operations	0.08	0.14	0.01	0.09
Diluted Earnings Per Share:
Continuing operations	0.05	0.05	0.06	0.22
Discontinued operations	0.08	0.13	0.01	0.08
Dividends declared per share	$0.15	$0.15	$0.16	$0.17
Weighted-average shares outstanding:
Basic	896,257	883,763	883,898	884,370
Diluted	947,971	940,725	942,923	947,090

GENERAL GROWTH PROPERTIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	2013
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$618,774	$594,006	$602,572	$670,665
Operating income	196,185	197,454	193,933	252,844
Income (loss) from continuing operations	(26,705)	216,477	32,855	106,194
Income (loss) from discontinued operations	17,967	(2,555)	(2,001)	(25,033)

Net income (loss) attributable to common shareholders	(13,653)	205,391	23,499	73,213
Basic Earnings (Loss) Per Share:
Continuing operations	(0.03)	0.22	0.03	0.11
Discontinued operations	0.02	—	—	(0.03)
Diluted Earnings (Loss) Per Share:
Continuing operations	(0.03)	0.22	0.03	0.10
Discontinued operations	0.02	—	—	(0.03)
Dividends declared per share	$0.12	$0.12	$0.13	$0.14
Weighted-average shares outstanding:
Basic	939,271	939,434	932,964	911,185
Diluted	939,271	989,461	980,767	960,765

GENERAL GROWTH PROPERTIES, INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2014

(Dollars in thousands)

			Acquisition Cost(b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period(c)					Life Upon Which Latest
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired	Statement of Operation is Computed
Ala Moana Center	Honolulu, HI	$1,628,907	$571,836	1,738,740	$954	$18,610	$572,790	$1,757,350	$2,330,140	$207,950	November, 2010	(d)
Apache Mall	Rochester, MN	96,151	17,738	116,663	—	2,079	17,738	118,742	136,480	16,274	November, 2010	(d)
Augusta Mall	Augusta, GA	170,000	25,450	137,376	—	7,988	25,450	145,364	170,814	22,604	November, 2010	(d)
Baybrook Mall	Friendswood, TX	260,905	76,527	288,241	(1,091)	3,045	75,436	291,286	366,722	35,301	November, 2010	(d)
Beachwood Place	Beachwood, OH	212,291	59,156	196,205	—	3,486	59,156	199,691	258,847	24,870	November, 2010	(d)
Bellis Fair	Bellingham, WA	89,778	14,122	102,033	—	22,652	14,122	124,685	138,807	14,248	November, 2010	(d)
Boise Towne Square	Boise, ID	141,703	44,182	163,118	—	6,921	44,182	170,039	214,221	21,920	November, 2010	(d)
Brass Mill Center	Waterbury, CT	98,114	31,496	99,107	—	4,661	31,496	103,768	135,264	17,342	November, 2010	(d)
Coastland Center	Naples, FL	125,063	24,470	166,038	—	821	24,470	166,859	191,329	21,785	November, 2010	(d)
Columbia Mall	Columbia, MO	—	7,943	107,969	(154)	(307)	7,789	107,662	115,451	13,052	November, 2010	(d)
Columbiana Centre	Columbia, SC	—	22,178	125,061	—	(2,675)	22,178	122,386	144,564	17,450	November, 2010	(d)
Coral Ridge Mall	Coralville, IA	113,384	20,178	134,515	2,219	13,758	22,397	148,273	170,670	19,211	November, 2010	(d)
Coronado Center	Albuquerque, NM	197,534	28,312	153,526	4,545	39,799	32,857	193,325	226,182	23,078	November, 2010	(d)
Crossroads Center	St. Cloud, MN	103,785	15,499	103,077	—	1,464	15,499	104,541	120,040	14,001	November, 2010	(d)
Cumberland Mall	Atlanta, GA	160,000	36,913	138,795	—	8,059	36,913	146,854	183,767	21,229	November, 2010	(d)
Deerbrook Mall	Humble, TX	145,934	36,761	133,448	—	2,080	36,761	135,528	172,289	18,708	November, 2010	(d)
Eastridge Mall	Casper, WY	—	5,484	36,756	—	7,278	5,484	44,034	49,518	7,755	November, 2010	(d)
Eastridge Mall	San Jose, CA	136,203	30,368	135,317	(3,127)	3,623	27,241	138,940	166,181	22,446	November, 2010	(d)
Fashion Place	Murray, UT	226,730	24,068	232,456	2,079	51,224	26,147	283,680	309,827	32,440	November, 2010	(d)
Fashion Show	Las Vegas, NV	839,570	564,310	627,327	10,013	49,679	574,323	677,006	1,251,329	78,182	November, 2010	(d)
Four Seasons Town Centre	Greensboro, NC	83,254	17,259	126,570	—	3,732	17,259	130,302	147,561	20,331	November, 2010	(d)
Fox River Mall	Appleton, WI	178,063	42,259	217,932	—	3,051	42,259	220,983	263,242	27,405	November, 2010	(d)
Glenbrook Square	Fort Wayne, IN	149,782	30,965	147,002	2,444	16,060	33,409	163,062	196,471	20,680	November, 2010	(d)
Governor's Square	Tallahassee, FL	71,787	18,289	123,088	—	8,144	18,289	131,232	149,521	25,371	November, 2010	(d)
Grand Teton Mall	Idaho Falls, ID	—	13,066	59,658	—	1,231	13,066	60,889	73,955	9,212	November, 2010	(d)
Greenwood Mall	Bowling Green, KY	63,000	12,459	85,370	(330)	813	12,129	86,183	98,312	13,861	November, 2010	(d)
Hulen Mall	Fort Worth, TX	127,529	8,665	112,252	—	14,722	8,665	126,974	135,639	15,833	November, 2010	(d)
Jordan Creek Town Center	West Des Moines, IA	216,782	54,663	262,608	(226)	3,905	54,437	266,513	320,950	37,590	November, 2010	(d)
Lakeside Mall	Sterling Heights, MI	148,591	36,993	130,460	—	2,835	36,993	133,295	170,288	18,213	November, 2010	(d)
Lynnhaven Mall	Virginia Beach, VA	235,000	54,628	219,013	(90)	28,869	54,538	247,882	302,420	29,958	November, 2010	(d)
Mall of Louisiana	Baton Rouge, LA	216,515	88,742	319,097	—	1,041	88,742	320,138	408,880	36,452	November, 2010	(d)
Mall St. Matthews	Louisville, KY	186,662	42,014	155,809	(5,981)	9,383	36,033	165,192	201,225	20,847	November, 2010	(d)
Market Place Shopping Center	Champaign, IL	113,425	21,611	111,515	—	6,918	21,611	118,433	140,044	15,610	November, 2010	(d)
Mayfair Mall	Wauwatosa, WI	—	84,473	352,140	(1,950)	274	82,523	352,414	434,937	42,089	November, 2010	(d)
Meadows Mall	Las Vegas, NV	159,032	30,275	136,846	—	391	30,275	137,237	167,512	16,837	November, 2010	(d)
Mondawmin Mall	Baltimore, MD	—	19,707	63,348	—	19,328	19,707	82,676	102,383	11,399	November, 2010	(d)

			Acquisition Cost(b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period(c)					Life Upon Which Latest
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired	Statement of Operation is Computed
Newgate Mall	Ogden, UT	58,000	17,856	70,318	—	8,075	17,856	78,393	96,249	16,845	November, 2010	(d)
North Point Mall	Alpharetta, GA	250,000	57,900	228,517	—	9,868	57,900	238,385	296,285	35,757	November, 2010	(d)
North Star Mall	San Antonio, TX	325,946	91,135	392,422	—	4,563	91,135	396,985	488,120	44,833	November, 2010	(d)
Northridge Fashion Center	Northridge, CA	237,466	66,774	238,023	—	29,729	66,774	267,752	334,526	32,401	November, 2010	(d)
NorthTown Mall	Spokane, WA	—	12,310	108,857	—	151	12,310	109,008	121,318	13,335	November, 2010	(d)
Oak View Mall	Omaha, NE	80,440	20,390	107,216	—	(15)	20,390	107,201	127,591	12,925	November, 2010	(d)
Oakwood Center	Gretna, LA	—	21,105	74,228	—	22,463	21,105	96,691	117,796	12,144	November, 2010	(d)
Oakwood Mall	Eau Claire, WI	—	13,786	92,114	—	4,411	13,786	96,525	110,311	12,627	November, 2010	(d)
Oglethorpe Mall	Savannah, GA	150,000	27,075	157,100	—	(420)	27,075	156,680	183,755	19,720	November, 2010	(d)
Oxmoor Center	Louisville, KY	90,379	—	117,814	—	11,024	—	128,838	128,838	15,363	November, 2010	(d)
Paramus Park	Paramus, NJ	91,592	31,320	102,054	—	4,883	31,320	106,937	138,257	15,605	November, 2010	(d)
Park City Center	Lancaster, PA	187,362	42,451	195,409	—	2,640	42,451	198,049	240,500	23,067	November, 2010	(d)
Park Place	Tucson, AZ	189,665	61,907	236,019	—	2,070	61,907	238,089	299,996	27,192	November, 2010	(d)
Peachtree Mall	Columbus, GA	77,889	13,855	92,143	—	2,368	13,855	94,511	108,366	14,287	November, 2010	(d)
Pecanland Mall	Monroe, LA	90,000	12,943	73,231	—	6,928	12,943	80,159	93,102	11,895	November, 2010	(d)
Pembroke Lakes Mall	Pembroke Pines, FL	260,000	64,883	254,910	—	(11,507)	64,883	243,403	308,286	29,783	November, 2010	(d)
Pioneer Place	Portland, OR	—	—	97,096	—	14,134	—	111,230	111,230	10,274	November, 2010	(d)
Prince Kuhio Plaza	Hilo, HI	43,930	—	52,373	—	5,461	—	57,834	57,834	10,592	November, 2010	(d)
Providence Place	Providence, RI	400,416	—	400,893	—	7,012	—	407,905	407,905	47,171	November, 2010	(d)
Provo Towne Centre	Provo, UT	44,333	17,027	75,871	943	(9,874)	17,970	65,997	83,967	18,646	November, 2010	(d)
Quail Springs Mall	Oklahoma City, OK	69,461	40,523	149,571	—	5,505	40,523	155,076	195,599	11,021	June, 2013	(d)
Red Cliffs Mall	St. George, UT	—	6,811	33,930	—	1,695	6,811	35,625	42,436	7,222	November, 2010	(d)
Ridgedale Center	Minnetonka, MN	150,971	39,495	151,090	(4,089)	6,247	35,406	157,337	192,743	17,449	November, 2010	(d)
River Hills Mall	Mankato, MN	—	16,207	85,608	—	1,295	16,207	86,903	103,110	11,372	November, 2010	(d)
Rivertown Crossings	Grandville, MI	160,861	47,790	181,770	—	2,563	47,790	184,333	232,123	23,104	November, 2010	(d)
Rogue Valley Mall	Medford, OR	55,000	9,042	61,558	—	1,726	9,042	63,284	72,326	7,149	November, 2010	(d)
Sooner Mall	Norman, OK	—	9,902	69,570	—	1,769	9,902	71,339	81,241	9,645	November, 2010	(d)
Spokane Valley Mall	Spokane, WA	60,437	16,817	100,209	—	(7,417)	16,817	92,792	109,609	14,526	November, 2010	(d)
Staten Island Mall	Staten Island, NY	266,659	102,227	375,612	—	(728)	102,227	374,884	477,111	48,221	November, 2010	(d)
Stonestown Galleria	San Francisco, CA	180,000	65,962	203,043	(13,161)	(3,436)	52,801	199,607	252,408	22,642	November, 2010	(d)
The Crossroads	Portage, MI	98,427	20,261	95,463	1,110	1,212	21,371	96,675	118,046	11,805	November, 2010	(d)
The Gallery At Harborplace	Baltimore, MD	86,232	15,930	112,117	—	5,839	15,930	117,956	133,886	17,753	November, 2010	(d)
The Maine Mall	South Portland, ME	235,000	36,205	238,067	—	9,322	36,205	247,389	283,594	29,410	November, 2010	(d)
The Mall In Columbia	Columbia, MD	350,000	124,540	479,171	—	25,204	124,540	504,375	628,915	54,442	November, 2010	(d)
The Oaks Mall	Gainesville, FL	134,253	21,954	173,353	—	(4,415)	21,954	168,938	190,892	17,806	April, 2012	(d)
The Parks at Arlington	Arlington, TX	258,493	19,807	299,708	49	16,704	19,856	316,412	336,268	37,660	November, 2010	(d)
The Shoppes at Buckland Hills	Manchester, CT	124,961	35,180	146,474	—	3,460	35,180	149,934	185,114	17,628	November, 2010	(d)
The Shops At Fallen Timbers	Maumee, OH	—	3,785	31,771	(535)	(1,951)	3,250	29,820	33,070	7,674	November, 2010	(d)
The Shops At La Cantera	San Antonio, TX	158,743	80,016	350,737	—	27,054	80,016	377,791	457,807	52,981	November, 2010	(d)
The Streets At SouthPoint	Durham, NC	257,515	66,045	242,189	—	103	66,045	242,292	308,337	30,426	November, 2010	(d)

			Acquisition Cost(b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period(c)					Life Upon Which Latest
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation(d)	Date Acquired	Statement of Operation is Computed
The Woodlands Mall	The Woodlands, TX	255,242	84,889	349,315	2,315	21,145	87,204	370,460	457,664	43,535	November, 2010	(d)
Town East Mall	Mesquite, TX	160,270	9,928	168,555	—	4,744	9,928	173,299	183,227	20,553	November, 2010	(d)
Tucson Mall	Tucson, AZ	246,000	2,071	193,815	—	73,919	2,071	267,734	269,805	32,277	November, 2010	(d)
Tysons Galleria	McLean, VA	318,100	90,317	351,005	—	5,992	90,317	356,997	447,314	37,538	November, 2010	(d)
Valley Plaza Mall	Bakersfield, CA	240,000	38,964	211,930	—	536	38,964	212,466	251,430	25,969	November, 2010	(d)
Visalia Mall	Visalia, CA	74,000	11,912	80,185	—	902	11,912	81,087	92,999	9,571	November, 2010	(d)
Westlake Center	Seattle, WA	46,611	19,055	129,295	(14,819)	(79,432)	4,236	49,863	54,099	5,796	November, 2010	(d)
Westroads Mall	Omaha, NE	151,638	32,776	184,253	—	17,156	32,776	201,409	234,185	19,372	April, 2012	(d)
White Marsh Mall	Baltimore, MD	190,000	43,880	177,194	4,125	6,427	48,005	183,621	231,626	22,893	November, 2010	(d)
Willowbrook	Wayne, NJ	360,000	110,660	419,822	—	(929)	110,660	418,893	529,553	50,290	November, 2010	(d)
Woodbridge Center	Woodbridge, NJ	250,000	67,825	242,744	—	22,272	67,825	265,016	332,841	45,031	November, 2010	(d)
Office, other and construction in progress (e)(f)		1,992,723	112,034	472,689	50,778	802,417	162,812	1,275,106	1,437,918	82,088
	Total	$16,204,489	$4,208,586	$17,286,897	$36,021	$1,445,806	$4,244,607	$18,732,703	$22,977,310	$2,280,845

GENERAL GROWTH PROPERTIES, INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)

DECEMBER 31, 2014

(Dollars in thousands)

_________________________________________________________

(a)	See description of mortgages, notes and other loans payable in Note 7 of Notes to Consolidated Financial Statements.

(b)	Acquisition for individual properties represents historical cost at the end of the month acquired.

(c)	The aggregate cost of land, buildings and improvements for federal income tax purposes is approximately $19.8 billion.

(d)	Depreciation is computed based upon the following estimated useful lives:

Years
Buildings and improvements	10 - 45
Equipment and fixtures	3 - 20
Tenant improvements	Shorter of useful life or applicable lease term

(e)	Office and other retail properties, as well as properties, that have been de-leased for redevelopment.

(f)	Includes $1.4 billion cross-collateralized corporate loan.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO SCHEDULE III

(Dollars in thousands)

Reconciliation of Real Estate

	2014	2013	2012
(In thousands)
Balance at beginning of period	$22,998,275	$23,461,858	$24,597,501
Additions	703,227	1,049,417	1,034,439
Impairments	(5,278)	(18,361)	(131,156)
Dispositions and write-offs	(718,914)	(1,494,639)	(2,038,926)
Balance at end of period	$22,977,310	$22,998,275	$23,461,858

Reconciliation of Accumulated Depreciation

	2014	2013	2012
(In thousands)
Balance at beginning of period	$1,884,861	$1,440,301	$974,185
Depreciation expense	685,006	737,565	775,768
Dispositions and write-offs	(289,022)	(293,005)	(309,652)
Balance at end of period	$2,280,845	$1,884,861	$1,440,301

