Form 20-F
period 2015-12-31
Brookfield Property Partners L.P.
filed 2016-03-17
CIK 1545772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
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

73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Bryan K. Davis
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 261,486,211 Limited Partnership Units as of December 31, 2015.

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

•	“our portfolio” are to the commercial property assets in our office, retail, industrial, multifamily, hospitality and triple net lease platforms, as applicable;

•
the “Preferred Unit Exchange Mechanism” are to the mechanism by which the Preferred Unitholder may exchange the Class A Preferred Units for units of our company, as more fully described in Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Preferred Unit-Exchange Mechanism”;

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

•
the “Service Recipients” are to our company, the Property Partnership, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating entity;

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

Financial Information

The financial information contained in this Form 20-F is presented in U.S. Dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. Amounts in “$” are to U.S. Dollars and amounts in Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), and Chinese Yuan (“C¥”) are identified where applicable.

Use of Non-IFRS Measures

To measure our performance against targets, we focus on net operating income, or NOI, funds from operation, or FFO, Company FFO, fair value changes, and net income and equity attributable to unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from our commercial and hospitality operations of consolidated properties less direct property and hospitality expenses.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to the partnership’s shares of General Growth Properties, Inc., or GGP, if all outstanding warrants of GGP were exercised on a cashless basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

•	Fair value changes: includes the increase or decrease in the value of investment properties that is reflected in the consolidated statements of income.

•
Net Income Attributable to Unitholders: net income attributable to holders of our general partnership units, or GP Units, LP Units, Redemption-Exchange Units, special limited partnership units of the Property Partnership, or Special LP Units, and exchangeable limited partnership units of Brookfield Office Properties Exchange L.P., or Exchange LP.

•
Equity Attributable to Unitholders: equity attributable to holders of our GP Units, LP Units, Redemption-Exchange Units, Special LP Units and exchangeable limited partnership units of Exchange LP, or Exchange LP Units.

NOI is a key indicator of our ability to increase cash flow from our operations. We seek to grow NOI through pro-active management and leasing of our properties. In evaluating our performance, we also look at a subset of NOI, defined as “same-property NOI,” which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

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

On page 65 of this Form 20-F, we provide a reconciliation of NOI and FFO to net income (loss) for the periods presented. We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

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

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

The following tables present selected financial data for our company as of and for the periods indicated:

	Years ended December 31,
(US$ Millions, except per unit information)	2015	2014	2013(3)	2012(3)	2011(3)
Total revenue	$4,853	$4,473	$4,287	$3,768	$2,781
Net income	3,766	4,420	1,763	2,640	3,766
Net income attributable to LP units	1,064	1,154	118	—	—
Net income attributable to GP Units	1	1	—	—	—
Net income attributable to Brookfield Asset Management	—	—	232	1,476	2,344
Net income per LP Unit(1)	3.72	5.59	1.41	—	—
Distributions per LP Unit	1.06	1.00	0.63	—	—
FFO(2)	710	714	582	631	565

(1)	Net income per LP Unit has been presented effective for the period from the date of the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the LP Units.

(2)	FFO is a non-IFRS measure. See”Use of Non-IFRS Measures” and “Financial Statements Analysis Review of Consolidated Results”.

(3)	For periods prior to April 15, 2013, the date of the Spin-off, the financial information reflected is that of Brookfield Asset Management’s commercial property operations.

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012(2)
Investment properties	$41,599	$41,141	$34,153	$31,696
Equity accounted investments	17,638	10,356	9,281	8,038
Total assets	71,866	65,575	52,446	47,681
Debt obligations	30,526	27,006	21,640	19,808
Capital securities	4,031	4,011	2,369	866
Total equity	30,933	28,299	24,990	24,003
Equity attributable to Unitholders(1)	21,958	20,208	13,624	13,163

(1)
As at December 31, 2015 and 2014, refers to holders of our units, GP Units, Redemption-Exchange Units, Special LP Units and Exchange LP Units. As of December 31, 2013, refers to holders of our units, GP units, Redemption-Exchange Units and Special LP Units. As of December 31, 2012, reflects equity attributable to Brookfield Asset Management.

(2)	For periods prior to April 15, 2013, the date of the Spin-off, the financial information reflected is that of Brookfield Asset Management’s commercial property operations.

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

Your holding of units of our company involves substantial risks. You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of your units would likely suffer.

Risks Relating to Us and Our Company

Our company relies on the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations.

Our company’s sole direct investment is its managing general partnership interest in the Property Partnership, which owns all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold all of our interests in the operating entities. Our company has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and to meet our financial obligations. The Property Partnership, the Holding Entities and our operating entities are legally distinct from our company and they are generally required to service their debt obligations before making distributions to us or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our units, fund working capital and satisfy other needs. In addition, the Property Partnership is required to make distributions to Preferred Unitholders before making distributions to us. Any other entities through which we may conduct operations in the future will also be legally distinct from our company and may be restricted in their ability to pay dividends and distributions or otherwise make funds available to our company under certain conditions.

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

Our company intends to make quarterly cash distributions of approximately $1.12 per unit on an annualized basis. However, despite our projections, there can be no assurance that we will be able to make such distributions or meet our target growth rate range of 5% to 8% annually. Based on amounts received in distributions from our operating entities and our projected operating cash flow from our direct investments, our proposed distributions would be significantly greater than such amounts.

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

We rely on our operating entities to provide our company with the funds necessary to make distributions on our units and meet our financial obligations. The leverage on our assets may affect the funds available to our company if the terms of the debt impose restrictions on the ability of our operating entities to make distributions to our company. In addition, our operating entities generally have to service their debt obligations before making distributions to our company or their parent entity. The Property Partnership is also required to make distributions to Preferred Unitholders before making distributions to us.

Leverage may also result in a requirement for liquidity, which may force the sale of assets at times of low demand and/or prices for such assets.

In addition to the corporate credit facility, or the BPY Credit Facility, which provides for an aggregate of $1.0 billion in committed credit availability, we have a $1.0 billion subordinated credit facility with Brookfield to supplement our liquidity. We may also incur indebtedness under future credit facilities or other debt-like instruments, in addition to any asset-level indebtedness. We may also issue debt or debt-like instruments in the market in the future, which may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade will have an adverse impact on the cost of such debt.

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

We do not control certain of our operating entities, including GGP and Rouse Properties, Inc., or Rouse, and therefore we may not be able to realize some or all of the benefits that we expect to realize from those entities.

We do not have control of certain of our operating entities, including GGP and Rouse. Our interests in those entities subject us to the operating and financial risks of their businesses, the risk that the relevant company may make business, financial or management decisions that we do not agree with, and the risk that we may have differing objectives than the entities in which we have interests. Because we do not have the ability to exercise control over those entities, we may not be able to realize some or all of the benefits that we expect to realize from those entities. For example, we may not be able to cause such operating entities to make distributions to us in the amount or at the time that we need or want such distributions. In addition, we rely on the internal controls and financial reporting controls of the companies in which we invest and the failure of such companies to maintain effective controls or comply with applicable standards may adversely affect us.

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

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.
We cannot assure you that any credit rating assigned to our partnership, any of our subsidiaries or any of our subsidiaries’ securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.
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

We have, and expect to continue to have in the future, significant interests in Brookfield-sponsored real estate funds, and poor investment returns in these funds, due to either market conditions or underperformance (relative to their competitors or to benchmarks), could negatively affect our financial condition and results of operations. In addition, interests in such funds are subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets generally.

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

In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay a base management fee to the Service Providers equal to 0.5% of the total capitalization of our partnership, subject to an annual minimum of $50 million (plus the amount of any annual escalation by the specified inflation factor). Additionally, the Property Partnership pays a quarterly equity enhancement distribution to Property Special LP of 0.3125% of the amount by which the company’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the Spin-off, subject to certain adjustments. Property Special LP also receives incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the Property Partnership exceed specified target levels as set forth in the Property Partnership’s limited partnership agreement. For a further explanation of the equity enhancement and incentive distributions, together with examples of how such amounts are calculated, see Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Distributions”. This relationship may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of our company and our unitholders.

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

Under our limited partnership agreement, our unitholders are not entitled to vote on matters relating to our company, such as acquisitions, dispositions or financings, or to participate in the management or control of our company. In particular, our unitholders do not have the right to remove the BPY General Partner, to cause the BPY General Partner to withdraw from our company, to cause a new general partner to be admitted to our partnership, to appoint new directors to the BPY General Partner’s board of directors, to remove existing directors from the BPY General Partner’s board of directors or to prevent a change of control of the BPY General Partner. In addition, except as prescribed by applicable laws, our unitholders’ consent rights apply only with respect to certain amendments to our limited partnership agreement. As a result, unlike holders of common stock of a corporation, our unitholders are not able to influence the direction of our company, including its policies and procedures, or to cause a change in its management, even if they are dissatisfied with our performance. Consequently, our unitholders may be deprived of an opportunity to receive a premium for their units in the future through a sale of our company and the trading price of our units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

Our company is a Bermuda exempted limited partnership and it may not be possible for our investors to serve process on or enforce U.S. or Canadian judgments against us.

Our company is a Bermuda exempted limited partnership and a substantial portion of our assets are located outside the United States and Canada. In addition, certain of the directors of the BPY General Partner and certain members of the senior management team who are principally responsible for providing us with management services reside outside of the United States and Canada. As a result, it may be difficult or impossible for U.S. or Canadian investors to effect service of process within the United States or Canada upon us or our directors and executive officers, or to enforce, against us or these persons, judgments obtained in the U.S. or Canadian courts predicated upon the civil liability provisions of U.S. federal securities laws or Canadian securities laws. We believe that there is doubt as to the enforceability in Bermuda, in original actions or in actions to enforce judgments of U.S. or Canadian courts, of claims predicated solely upon U.S. federal securities laws or Canadian securities laws. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement - Our Units”.

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

Based on our method of operation and the ownership of our operating entities indirectly through corporate Holding Entities, we do not expect any unitholder, solely as a result of owning our units, to be subject to any additional income taxes imposed on a net basis or additional tax return filing requirements in any jurisdiction in which we conduct activities or own property. However, our method of operation and current structure may change, and there can be no assurance that our unitholders, solely as a result of owning our units, will not be subject to certain taxes, including non-U.S., state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes imposed by the various jurisdictions in which we do business or own property now or in the future, even if our unitholders do not reside in any of these jurisdictions. Consequently, our unitholders may also be required to file non-U.S., state and local income tax returns in some or all of these jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with these requirements. It is the responsibility of each unitholder to file all U.S. federal, non-U.S., state and local tax returns that may be required of such unitholder.

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

The BPY General Partner believes that the base management fee and any other amount that is paid to the Service Providers is commensurate with the value of the services being provided by the Service Providers and comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. However, no assurance can be given in this regard.

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

We apply certain assumptions and conventions to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a unitholder in a manner that reflects such unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of the applicable tax requirements. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. See Item 10.E. “Taxation”.

United States

If our company or the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, the value of our units might be adversely affected.

The value of our units to our unitholders depends in part on the treatment of our company and the Property Partnership as partnerships for U.S. federal income tax purposes. However, in order for our company to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of our company’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended, or the U.S. Internal Revenue Code, and our company must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the BPY General Partner intends to manage our affairs so that our company will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our company may not meet these requirements, or current law may change so as to cause, in either event, our company to be treated as a corporation for U.S. federal income tax purposes. If our company (or the Property Partnership) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our company (or the Property Partnership, as applicable), as described in greater detail in Item 10.E. “Taxation - U.S. Tax Considerations - Partnership Status of Our Company and the Property Partnership”.

The failure of certain of our operating entities (or certain of their subsidiaries) to qualify as REITs under U.S. federal income tax rules generally would have adverse tax consequences which could result in a material reduction in cash flow and after-tax return for our unitholders and thus could result in a reduction of the value of our units.

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

We may become subject to U.S. backup withholding tax or other U.S. withholding taxes with respect to any U.S. or non-U.S. unitholder who fails to timely provide our company (or the applicable clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E. “Taxation - U.S. Tax Considerations - Administrative Matters - Withholding and Backup Withholding”. To the extent that any unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, our company might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne indirectly by all of our unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

Tax-exempt organizations may face certain adverse U.S. tax consequences from owning our units.

The BPY General Partner intends to use commercially reasonable efforts to structure our activities to avoid generating income connected with the conduct of a trade or business (which income generally would constitute “unrelated business taxable income”, or UBTI, to the extent allocated to a tax-exempt organization). However, no assurance can be provided that we will not generate UBTI in the future. In particular, UBTI includes income attributable to debt-financed property, and we are not prohibited from financing the acquisition of property with debt. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization, as addressed in greater detail in Item 10.E. “Taxation - U.S. Tax Considerations - Consequences to U.S. Holders - U.S. Taxation of Tax-Exempt U.S. Holders of Our Units”.

If our company were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.

Based on our organizational structure, as well as our expected income and assets, the BPY General Partner currently believes that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our company were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E. “Taxation - U.S. Tax Considerations”) generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. See Item 10.E. “Taxation - U.S. Tax Considerations - Consequences to Non-U.S. Holders”.

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

U.S. holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a “passive foreign investment company”, or PFIC. Based on our organizational structure, as well as our expected income and assets, the BPY General Partner currently believes that one or more of our current Holding Entities and operating entities are likely to be classified as PFICs. In addition, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as PFICs. In general, gain realized by U.S. Holders from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, U.S. Holders making certain elections with respect to their direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as the availability of certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E. “Taxation - U.S. Tax Considerations - Consequences to U.S. Holders - Passive Foreign Investment Companies”. You should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in our units.

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

The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our units or cause our company to change the way it conducts its activities. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our company’s income, reduce the net amount of distributions available to our unitholders, or otherwise affect the tax considerations of owning our units. In addition, our company’s organizational documents and agreements permit the BPY General Partner to modify our limited partnership agreement, without the consent of our unitholders, to address such changes. These modifications could have a material adverse impact on our unitholders. See Item 10.E. “Taxation - U.S. Tax Considerations - Administrative Matters - New Legislation or Administrative or Judicial Action”.

Our company’s delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder who is a U.S. taxpayer to request an extension of the due date for such unitholder’s income tax return.

Our company has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder’s allocable share of our company’s income, gain, losses, and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder’s tax returns. See Item 10.E. “Taxation - U.S. Tax Considerations - Administrative Matters - Information Returns and Audit Procedures”.

The sale or exchange of 50% or more of our units will result in the constructive termination of our partnership for U.S. federal income tax purposes.

Our partnership will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our units within a 12-month period. A constructive termination of our partnership would, among other things, result in the closing of its taxable year for U.S. federal income tax purposes for all of our unitholders and could result in the possible acceleration of income to certain of our unitholders and certain other consequences that could adversely affect the value of our units. However, the BPY General Partner does not expect a constructive termination, should it occur, to have a material impact on the computation of the future taxable income generated by our company for U.S. federal income tax purposes. See Item 10.E. “Taxation - U.S. Tax Considerations - Administrative Matters - Constructive Termination”.

If the IRS makes an audit adjustment to our income tax returns for taxable years beginning after December 31, 2017, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from us, in which case cash available for distribution to our unitholders might be substantially reduced.

Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our company instead of unitholders (as under prior law). We may be permitted to elect to have the BPY General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances, and the manner in which the election is made and implemented has yet to be determined. If we do not make the election, and we pay taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to our unitholders might be substantially reduced. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. Moreover, the calculation of such tax liability might not take into account a unitholder’s tax status, such as the status of a current or former unitholder as tax-exempt. The foregoing considerations also apply with respect to our company’s interest in the Property Partnership. These rules do not apply to our company or the Property Partnership for taxable years beginning on or before December 31, 2017.

Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010, commonly known as “FATCA”, certain payments made or received by our company may be subject to a 30% federal withholding tax, unless certain requirements are met.

Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to our company, the Property Partnership, the Holding Entities, or the operating entities, or by our company to a unitholder, unless certain requirements are met, as described in greater detail in Item 10.E “Taxation - U.S. Tax Considerations - Administrative Matters - Foreign Account Tax Compliance”. The 30% withholding tax may also apply to certain payments made on or after January 1, 2019 that are attributable to U.S.-source income or that constitute gross proceeds from the disposition of property that could produce U.S.-source dividends or interest. To ensure compliance with FATCA, information regarding certain unitholders’ ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.

Canada

If any of the subsidiaries that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada), or, together with the regulations thereunder, the Tax Act, and that are “controlled foreign affiliates”, or CFAs, as defined in the Tax Act in which the Property Partnership directly invests earns income that is characterized as “foreign accrual property income”, or FAPI, as defined in the Tax Act our unitholders may be required to include amounts allocated from our company in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Any non-resident subsidiaries in which the Property Partnership directly invests are expected to be CFAs, of the Property Partnership. If any CFA of the Property Partnership or any direct or indirect subsidiary thereof that is itself a CFA of the Property Partnership, or an Indirect CFA, earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA that earned the FAPI ends, whether or not the Property Partnership actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions, or the Foreign Tax Credit Generator Rules. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax,” as defined in the Tax Act, applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular foreign affiliate, as defined in the Tax Act, of the Property Partnership may be limited in certain specified circumstances.

Our unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

Section 94.1 of the Tax Act contains rules relating to investments in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer, or Non-Resident Entities, that could in certain circumstances cause income to be imputed to our unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Property Partnership. See Item 10.E. “Taxation - Canadian Federal Income Tax Considerations”.

Our unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business income tax” or “non-business income tax”, each as defined in the Tax Act, paid by our company or the Property Partnership to the government of a foreign country.

Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a unitholder of foreign “business income tax” or “non-business income tax” paid by our company or the Property Partnership, and therefore, such unitholder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E. “Taxation-Canadian Federal Income Tax Considerations”.

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

A non-resident limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our company or the Property Partnership on the disposition of “taxable Canadian property”, other than “treaty protected property”, as defined in the Tax Act. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange”, as defined in the Tax Act, if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the disposition. Property of our company and the Property Partnership generally will be “treaty-protected property” to a non-resident limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our company and the Property Partnership are not expected to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-resident limited partners will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Property Partnership unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, non-resident limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such non-resident limited partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where: (i) the taxpayer is a non-resident of Canada at the time of the disposition; (ii) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (iii) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (iv) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either: (A) “excluded property” (as defined in subsection 116(6) of the Tax Act); or (B) property in respect of the disposition of which a certificate under subsections 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-resident limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Property Partnership.

Non-resident limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are “taxable Canadian property”.

Any capital gain arising from the disposition or deemed disposition of our units by a non-resident limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are “taxable Canadian property” of the non-resident limited partner, unless our units are “treaty-protected property” to such non-resident limited partner. In general, our units will not constitute “taxable Canadian property” of any non-resident limited partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource property”, as defined in the Tax Act; (iii) “timber resource property”, as defined in the Tax Act; and (iv) options in respect of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets consist principally of units of the Property Partnership, our units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by our company derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”) more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Units of our company will be “treaty protected property” if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. It is not expected that our units will constitute “taxable Canadian property” of any non-resident limited partner at any time but no assurance can be given in this regard. Even if our units constitute “taxable Canadian property”, units of our company will be “treaty protected property” if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute “taxable Canadian property”, non-resident limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an “excluded disposition” (as discussed above). If our units constitute “taxable Canadian property”, non-resident limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

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

Payments of dividends or interest (other than interest not subject to Canadian federal withholding tax) by residents of Canada to the Property Partnership will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, we expect the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980), or the Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

While the BPY General Partner expects the Holding Entities to look-through our company and the Property Partnership in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Property Partnership, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Property Partnership that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability, but non-resident limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E. “Taxation - Canadian Federal Income Tax Considerations” for further detail. Investors should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

Our units may or may not continue to be “qualified investments” under the Tax Act for registered plans.

Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the Toronto Stock Exchange, or the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan, or RRSP, deferred profit sharing plan, registered retirement income fund, or RRIF, registered education savings plan, registered disability savings plan, and tax-free savings account, or TFSA. However, there can be no assurance that our units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments”, as defined in the Tax Act, by a RRSP, RRIF or TFSA.

Notwithstanding the foregoing, a holder of a TFSA or an annuitant under a RRSP or RRIF, as the case may be, will be subject to a penalty tax if our units held in a TFSA, RRSP or RRIF are a “prohibited investment” for the TFSA, RRSP or RRIF, as the case may be. Generally, our units will not be a “prohibited investment” if the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act, in our company. Unitholders who intend to hold our units in a RRSP, RRIF or TFSA should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

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

Our company and the Property Partnership will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the BPY General Partner is located and exercises central management and control of the partnerships. The BPY General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our company or to the Property Partnership at any relevant time. However, no assurance can be given in this regard. If our company or the Property Partnership is a “SIFT partnership”, the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E. “Taxation - Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply to our company or to the Property Partnership.

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

On April 15, 2013, Brookfield Asset Management completed a spin-off of its commercial property operations to our partnership which was effected by way of a special dividend of units of our partnership to holders of Brookfield Asset Management’s Class A and B limited voting shares. Each holder of the shares received one partnership unit for approximately every 17.42 shares, representing 44.7% of the limited partnership interest in our partnership, with Brookfield Asset Management retaining units of our partnership, Redemption-Exchange Units, and a 1% general partner interest in the Property Partnership through Property Special LP, which was then known as Brookfield Property GP L.P. Our general partner is an indirect wholly-owned subsidiary of Brookfield Asset Management. In addition, wholly-owned subsidiaries of Brookfield Asset Management provide management services to us pursuant to our Master Services Agreement.

Although Brookfield intends to maintain a significant interest in our company, Brookfield expects its interest to be reduced over time through mergers, treasury issuances or secondary sales.

On August 8, 2013, we effected a restructuring pursuant to which the Property Partnership’s limited partnership agreement was amended to make our company the managing general partner of the Property Partnership and to make Property Special LP, the former general partner of the Property Partnership, a special limited partner of the Property Partnership. This change was made in order to simplify our governance structure and to more clearly delineate our company’s governance rights in respect of the Property Partnership. As a result, the voting agreement between our company and Brookfield, which required Brookfield to exercise certain of its voting rights in respect of the Property Partnership’s former general partner as directed by our company, was terminated and related changes were made to our limited partnership agreement and the Master Services Agreement. Because Brookfield is a party to these agreements, all of the amendments were approved by a special committee of independent directors of the BPY General Partner and the former general partner of the Property Partnership. The economic interests of our company and Brookfield in the Property Partnership were not affected by these changes. See Item 10.B. “Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement” and “Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”.

In November 2013, we acquired additional shares and warrants of GGP for total consideration of $1.4 billion. As a result of the acquisition, our fully-diluted ownership interest in GGP was increased to 32%, assuming the exercise of all of the outstanding warrants, or approximately 28% on an undiluted basis. Prior to this transaction, Brookfield Asset Management managed a 43% fully-diluted interest in GGP on behalf of a consortium that was formed to invest in the recapitalization of GGP in March 2010. As part of the consortium, our fully-diluted interest in GGP was 25%. In November 2013, we acquired interests in GGP from certain consortium members, as well as all of the interests in GGP that were distributed to Brookfield in payment of its carried interest entitlement of approximately $529 million, as manager of the consortium. In total, our company acquired 53 million shares of GGP and warrants to acquire an additional 26 million shares, as well as 1.1 million common shares of Rouse. The acquisition was funded through the issuance of $435 million of our units to institutional investors and $996 million of Redemption-Exchange Units to Brookfield. Following the equity issuances, Brookfield’s interest in our company (on a fully exchanged basis) decreased from approximately 92% to approximately 89%.

On June 9, 2014, pursuant to a plan of arrangement, or the Arrangement, we completed the acquisition of all of the common shares of Brookfield Office Properties Inc., or Brookfield Office Properties, that we did not already own. The Arrangement followed our successful offer, or the Offer, to acquire common shares of Brookfield Office Properties. Under each of the Offer and the Arrangement, shareholders of Brookfield Office Properties were able to elect to receive, for each Brookfield Office Properties common share, one of our units or $20.34 in cash, subject to pro-ration. Pursuant to the Offer, which commenced on February 12, 2014, we acquired approximately 89% of the common shares of Brookfield Office Properties that we did not own on a fully diluted basis and in the Arrangement we acquired the remaining common shares that we did not own. As a result of the Offer and the Arrangement, we now own 100% of the issued and outstanding common shares of Brookfield Office Properties. These shares were delisted from the TSX and the NYSE on June 10, 2014 and June 20, 2014, respectively. In connection with the Offer and the Arrangement, we issued units of our company (and Exchange LP issued Exchange LP Units which are exchangeable into our units at any time), decreasing Brookfield’s interest in our company (on a fully exchanged basis) from approximately 89% to approximately 68%.

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

In April 2015, a joint venture owned 50% by our company and 50% by the Class A Preferred Unitholder, or the Canary JV, acquired 100% of London’s Canary Wharf through its £2.6 billion acquisition of Songbird Estates plc, or Songbird, and its acquisition of the share capital of Canary Wharf Group plc, or Canary Wharf, not owned by Songbird.

4.B.      BUSINESS OVERVIEW

Overview of our Business

Our partnership is Brookfield Asset Management’s primary public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. Our goal is to be a leading global owner and operator of real estate, providing investors with a diversified exposure to some of the most iconic properties in the world and to acquire high-quality assets at a discount to replacement cost or intrinsic value. With approximately 14,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including:

•	Office sector through our 100% common equity interest in Brookfield Office Properties and our 50% interest in Canary Wharf;

•	Retail sector through our 29% interest in GGP (34% on a fully diluted basis, assuming all outstanding warrants are exercised) and our 34% interest in Rouse; and

•	Industrial, multifamily, hospitality and triple net lease sectors through investments in Brookfield Asset Management-sponsored real estate opportunity funds.

Through these platforms, we have amassed a portfolio of premier properties and development sites around the globe, including:

•
261 office properties totaling approximately 123 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin;

•	Office and urban multifamily development sites that enable the construction of 31 million square feet of new properties;

•	173 regional malls and urban retail properties containing over 155 million square feet in the United States and Brazil;

•
Approximately 55 million square feet of industrial space across 201 properties, primarily consisting of modern logistics assets in North America and Europe, with an additional 4 million square feet currently under construction;

•	Approximately 38,900 multifamily units across 137 properties throughout the United States;

•	Twenty-seven hospitality assets with approximately 18,000 rooms across North America, Europe and Australia; and

•	Over 300 properties that are leased to automotive dealerships across North America on a triple net lease basis.

Our diversified portfolio of high-quality office and retail assets in some of the world’s most dynamic markets has a stable cash flow profile due to its long-term leases. In addition, as a result of the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, these assets should generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects and 20% on our equity invested in Brookfield-sponsored real estate opportunity funds. With this cash flow profile, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 5% to 8% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow and capital appreciation. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, or to reflect changes in market conditions. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

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

We are currently targeting investments across our various operating platforms. In summary, our strategy is to acquire high-quality assets on a value basis, utilize our operating platforms to add value through pro-active management, develop “best-in-class” properties at a discount to asset valuations, recycle capital for re-investment in new opportunities and finance on a non-recourse basis with investment grade metrics.

•
Through our operating platforms around the globe, we receive real-time information regarding market conditions and opportunities, which helps us identify the investments that offer the best risk-adjusted returns and give us competitive advantages in the marketplace.

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

Utilize our operating platforms to add value through pro-active management

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

•
Our development strategy is relatively low risk. Before investing a material amount of capital, we generally meet prudent pre-leasing hurdles and secure construction financing and maximum-price contracts. We bring in capital partners on a project-specific basis in order to mitigate risk and manage our cash flow profile. Finally, we monetize land parcels in order to reduce our investment in land.

Recycle capital for re-investment in new opportunities

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

•
Sector and Geographic Diversification. With a portfolio of assets in the office, retail, industrial, multifamily, hospitality and triple net lease sectors located primarily in North America, Europe and Australia, with a growing presence in Brazil, China and India, we have diversified cash flows that increase stability and over time should lower our cost of capital. As a result of this diversity, combined with Brookfield Asset Management’s sponsorship and its strong institutional relationships, we believe that we should have access to capital across market cycles. This should enable us to take advantage of attractive opportunities as they arise.

•
Superior Record of Executing Transactions. Brookfield’s real estate group has a long track record of leading multi-faceted transactions, such as the recapitalization of GGP, whereby it utilized its structuring capabilities to invest in high-quality assets on a value basis. Additionally, Brookfield Asset Management has demonstrated an ability to develop “best-in-class” assets in markets where asset valuations are in excess of development costs, earning attractive returns on equity.

•
Strong Organic Cash Flow Growth. As a result of escalation provisions in a majority of our leases, the mark-to-market of rents as long-term leases expire and our ability to increase occupancy/permanent occupancy primarily in our office and retail sectors, we have a strong foundation for organic cash flow growth. We will have flexibility to utilize this incremental cash flow to increase our distribution to unitholders or fund other growth initiatives.

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

•
Relationship with Brookfield Asset Management. As Brookfield Asset Management’s flagship public commercial property entity, we are the primary vehicle through which it invests in real estate on a global basis. As a result, our unitholders benefit from Brookfield Asset Management’s global presence, operating experience, execution capabilities and relationships. Furthermore, with Brookfield Asset Management’s substantial liquidity and strong relationships with banks and institutional investors, we may be able to participate in attractive investments that we could not have executed on a stand-alone basis.

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

•
United Kingdom - 8.8 million square feet. In 2003, Brookfield acquired a 9% interest in Canary Wharf, marking its entry into the United Kingdom real estate market. Brookfield’s interest in Canary Wharf increased to 22% in 2010. In 2015, the Canary JV acquired the remaining interests in Canary Wharf that it did not own, bringing its ownership in Canary Wharf to 100%.

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

•
Brazil - 2.5 million square feet. In 2007, Brookfield’s retail property fund in Brazil acquired five high-quality shopping centers in São Paulo and Rio de Janeiro. In 2015, in partnership with institutional investors, we acquired interests in five office properties in Brazil.

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

•
Hammerson Portfolio - 0.9 million square feet. In 2012, Brookfield acquired the Hammerson portfolio in the City of London for $871 million. The portfolio included four operating assets totaling 884,000 square feet and two development sites which could accommodate approximately 1.4 million square feet of density.

•
Multifamily Portfolio - In partnership with institutional investors, we acquired interests in over 27,800 value-add multifamily units, primarily in 2013 and 2014, including a 4,000-unit multifamily portfolio in Manhattan. In addition, in August 2015, along with our institutional partners, we acquired all outstanding shares of common stock of Associated Estates Realty Corp., or Associated Estates. Associated Estates’ portfolio consisted of 56 apartment communities containing approximately 15,000 units located in 10 U.S. states.

•
Industrial Portfolio - In partnership with institutional investors, we made three major industrial acquisitions to create an industrial property platform. In North America, we acquired Verde Realty in December 2012 and Industrial Developments International Inc. in October 2013. In Europe, we acquired Gazeley Limited (formerly EZW Gazeley Limited) in June 2013.

•
Asia - In October 2013, we announced an agreement to invest, along with our institutional partners, up to $750 million in China Xintiandi, or CXTD, a wholly-owned entity of Hong Kong-listed developer Shui On Land. CXTD owns a world class portfolio of retail and office properties in Shanghai. In November 2014, we acquired, along with our institutional partners, a 60% interest in Candor Office Parks, a 15 million square foot portfolio of high-quality office parks in India. In March 2015, we acquired the remaining 40% equity interest in Candor Office Parks.

•
MPG Office Trust, Inc. - 8.6 million square feet. During the fourth quarter of 2013, we completed the acquisition of MPG Office Trust, Inc. in Los Angeles with institutional partners and created a $1.1 billion fund. Brookfield Office Properties and its institutional partners now own seven Class A office properties totaling 12.8 million square feet in the downtown Los Angeles market.

•
Brookfield Office Properties - In 2014, pursuant to the Offer and the Arrangement, we acquired all of the common shares of Brookfield Office Properties that we did not already own. We now own 100% of the issued and outstanding common shares of Brookfield Office Properties. At the completion of the Arrangement, Brookfield Office Properties owned 114 properties totaling 85 million square feet.

•
Triple Net Lease Portfolio - In October 2014, we acquired, along with our institutional partners, Capital Automotive L.P., or Capital Automotive, to create our triple net lease business. The acquisition included a 15.6 million square foot portfolio of real estate that has been triple net leased with approximately 300 automotive dealerships.

•
Hospitality Portfolio - In addition to our ownership of the Atlantis in the Bahamas and the Hard Rock Hotel & Casino in Las Vegas and our interest in the hotel assets of a mixed-use portfolio in Australia, in 2014 we made further investments in the hotel sector when we acquired an interest in five hotel assets with 1,800 rooms in the United States. In addition, with our institutional partners, in August 2015, we acquired Center Parcs Group, or Center Parcs UK, which operates five short break destinations across the United Kingdom.

•
Germany - 2.5 million square feet. In January 2016, Brookfield, along with a joint venture partner, completed the acquisition of Potsdamer Platz in Berlin. This trophy, mixed-used estate comprised 16 buildings, 10 streets, and two squares covering a gross area of more than 2,900,000 square feet in the center of Berlin. The buildings are a mix of office (1,376,000 square feet), retail (493,000 square feet), residential (271,000 square feet), leisure (446,000 square feet), and a hotel (138,000 square feet).

Operating Platforms

Our business is organized in three operating platforms, with assets as of December 31, 2015 as set forth in the diagram below. The capital invested in these operating platforms is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; participation in private equity funds and consortiums; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

(1)	Represents assets and equity attributable to Unitholders related to our operating segments and excludes corporate assets and obligations.

Office Platform

Brookfield Property Partners is a global leader in the development, ownership and management of premier office properties. Our office holdings primarily consist of Brookfield Office Properties, of which we own 100% of its common equity, and our 50% interest in Canary Wharf. Our office portfolio consists of 261 properties comprising 123 million square feet under management and a total of 31 million square feet of development potential. Our properties are primarily located in commercial business districts in some of the world’s leading cities, including New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin.

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

Our core office portfolio occupancy stands at 92.2% leased at December 31, 2015 and reflects average in-place net rent of $34.05 compared to average market net rent of $43.09, allowing for 27% potential to capture on higher rents on the upcoming expiration of leases.

Another important characteristic of our office portfolio is the strong credit quality of our tenants. We focus on tenant credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants in our office portfolio by leased area and their respective credit ratings and lease commitments as at December 31, 2015.

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	6.8%
Barclays	London	BBB	2.4%
Morgan Stanley	Denver/NY/Toronto	A-	2.4%
CIBC World Markets(3)	Calgary/Houston/NY/Toronto	A+	1.8%
Suncor Energy Inc.	Calgary/Houston	A-	1.6%
Deloitte	Calgary/Houston/LA/Toronto	Not Rated	1.4%
Bank of Montreal	Calgary/Toronto	A+	1.4%
Bank of America | Merrill Lynch	Denver/NY/LA/Toronto/D.C.	AA-	1.3%
Royal Bank of Canada	Various	AA-	1.3%
JPMorgan Chase & Co.	Denver/Houston/LA/NY	A	1.2%
Total			21.6%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Prior to considering partnership interests in partially-owned properties

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

Another important strategy for our office platform is to sign long-term leases in order to mitigate risk, reduce our overall re-tenanting costs and ensure stable and sustainable cash flows. As at December 31, 2015, the average lease term of our office platform was 7.8 years, compared to 7.6 years at December 31, 2014. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration.

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

Our development pipeline is a significant component of value of our office platform, and we expect this pipeline to contribute significantly to earnings and provide attractive returns on capital upon stabilization. As at December 31, 2015, we held interests in centrally located office development sites with total development potential of 31 million square feet in the United States, Canada, Australia and Europe.

We classify our office development sites into three categories: (i) active development, (ii) active planning and (iii) held for development. Of the approximately 31.2 million square feet in our office development pipeline, 8.5 million square feet are in the active development stage, 14.2 million square feet are in the active planning stage and 8.5 million square feet are held for future development. With all of our development sites, we proceed with construction when our risk adjusted return hurdles and preleasing targets have been met.

Retail Platform

As at December 31, 2015, our retail platform is primarily comprised of our 29% ownership interest in GGP through public ownership (34% on a fully-diluted basis, assuming all outstanding warrants are exercised) and 34% ownership interest in Rouse, and interests in retail assets in Brazil. As at December 31, 2015, our retail portfolio consisted of interests in 173 regional malls and urban retail properties containing over 155 million square feet in the United States and Brazil and an over $365 million retail mall redevelopment pipeline (on a proportionate basis).

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

In 2015 our retail properties reported a combined average of $546 in tenant sales per square foot. During this same period, the spread between the rent paid on expiring leases and the rent commencing under new leases on a suite-to-suite basis in our retail portfolio increased by 23%, demonstrating our strong same-property growth potential.

Competition within the retail sector is strong. We compete for tenants and visitors to our malls with other malls in close proximity as well as online retailers. In order to maintain and increase our malls’ competitive position within its marketplace we focus on the following:

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

Other Segments

Through investments in Brookfield-sponsored real estate opportunity funds created to earn attractive returns, we have an interest in various opportunistic real estate sectors around the globe including industrial, multifamily, hospitality and triple net lease. Our ownership in these holdings ranges from 13% to 52%.

Industrial

Our industrial platform consists of approximately 55 million square feet of industrial space across 201 properties, primarily consisting of modern logistics assets in North America and Europe, with an additional 4 million square feet currently under construction and a land portfolio with the potential to build 45 million square feet of industrial properties. Our industrial strategy is to acquire older generation logistics properties that we can redevelop into state-of-the-art product. We also seek to selectively develop projects in supply constrained markets that are critical to the global supply chain. We leverage our long track record of successfully entitling land in these markets and our global relationships with retailers and other logistics companies to negotiate anchor leases to support such projects. Our land bank is comprised of well-located sites near major markets and transport routes in North America, Europe, the Middle East and China.

Multifamily

Our multifamily platform consists of 137 properties with approximately 38,900 multifamily units across the United States. The majority of these apartments are managed by Fairfield Residential Company LLC, or Fairfield, which is 65% owned by Brookfield Asset Management. Fairfield is one of the largest vertically-integrated multifamily real estate companies in the United States and is a leading provider of acquisition, development, construction, renovation and property-management services. We aim to selectively develop Class A properties in high growth, supply-constrained markets. Due to institutional demand for these types of properties, acquisition opportunities are scarce. We leverage our long track record of successfully entitling land for development of multifamily properties and managing construction in order to maximize returns. We also seek opportunities to redevelop well-located, older assets. We target Class B assets that we can acquire at a significant discount to replacement cost. We typically invest $6,000 to $10,000 per door to upgrade apartments and common areas with amenities that are in demand in today’s market. We seek to earn an attractive return on this capital by raising rents, which are still a significant discount to new product.

Hospitality

Our hospitality platform consists of interests in 27 hospitality assets with approximately 18,000 rooms across North America, Europe and Australia. Our North American hotel investing activities are conducted through Thayer Lodging, a leading global hospitality investment company, with more than two decades of experience in creating value from owning and operating hotels and in the U.K. through Center Parcs. Our strategy is to employ a disciplined approach to asset selection and target investments with significant value creation opportunities. We seeks to invest in hotels and hospitality related ventures in which the company can use its operational expertise to add value. These strategies include, but are not limited to, renovations, repositioning, rebranding, management modification, channel distribution management, expense control and creative capital structuring.

Triple Net Lease
Our triple net lease platform consists of over 300 properties that are leased to automotive dealerships across the United States and Canada on a triple net lease basis. Our triple net lease platform is managed through Capital Automotive, a company focused on providing highly tailored sale-leaseback capital to the automotive retail industry since 1997. Through custom tailored real estate finance, our strategy is to assist automotive dealer groups in growing their organizations, acquiring new locations, upgrading existing facilities, constructing new stores, and facilitating estate planning and partner buyouts.

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

On February 3, 2016, the Board of Directors of the BPY General Partner increased the annual distribution on our units to $1.12 per unit. Despite our projections and the alternative methods available to maintain our distribution level, there can be no assurance that we will be able to maintain an annual distribution of $1.12 per unit or meet our target growth rate. Based on amounts received in distributions from our operating entities and our projected operating cash flow from our direct investments, our proposed distributions are significantly greater than such amounts.

Additionally, our ability to make distributions will depend on a number of factors, some of which are out of our control, including, among other things, general economic conditions, our results of operations and financial condition, the amount of cash that is generated by our operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to finance our operations and investments or to fund liquidity needs, levels of operating and other expenses, and contingent liabilities. Furthermore, the Property Partnership, the Holding Entities and our operating entities are legally distinct from our company and they are generally required to service their debt and other obligations, such as distributions to Preferred Unitholders, before making distributions to us or their parent entity as applicable, thereby reducing the amount of our cash flow available to pay distributions on our units, fund working capital and satisfy other needs.

Competition and Marketing

The nature and extent of competition we face varies from property to property and platform to platform. Our direct competitors include other publicly-traded office, retail, industrial, multifamily, hospitality and triple net lease operating companies; private real estate companies and funds; commercial property developers and other owners of real estate that engage in similar businesses.

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

Environmental Protection

We pride ourselves on contributing positively to the communities in which we operate. This means we continually strive to minimize our impact on the environment, while balancing the need for economic growth for the company and our communities. With over 100 years of operating experience across asset classes, we have built a track record of achievement and recognition for our sustainability efforts. The initiatives we undertake and the investments we make are guided by our core set of values around sustainable development. We:

•
Commit to the principle that our business decisions will take into consideration the long term sustainability of communities, including the current and future environmental, safety, health and economic conditions;

•	Ensure that effective management systems are in place in our facilities to minimize risks to the environment;

•	Comply with applicable legislation, regulation and best practices;

•	Establish clear objectives and targets to meet and/or exceed regional standards;

•	Communicate openly on a timely basis with employees, the public, government officials, and other stakeholders on activities involving environment, safety and health; and

•	Conduct regular assurance audits and self-evaluations of our management systems, programs and activities.

As one of the largest commercial property investors in the world, we are committed to continuous improvement of our environmental performance. Sustainability is a priority for our tenants, and as landlords, our goal is to exceed their expectations. We know that shrinking the environmental footprint in our buildings by cutting back on energy, water and waste will have a positive effect on the financial performance of our assets.

4.C.  ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart on the following page represents a simplified summary of our organizational structure as of December 31, 2015. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Asset Management holds units of our company have been omitted. This chart should be read in conjunction with the explanation of our ownership and organizational structure on the following pages.

(1)
As of December 31, 2015, public holders own units of our company representing an 83% limited partnership interest in our company, and Brookfield owns the remaining units of our company, representing a 17% limited partnership interest in our company. Assuming the exchange of the Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism and the exchange of the issued and outstanding Exchange LP Units not held by us, Brookfield has a 68% interest in our company. On a fully-exchanged basis, public holders (excluding the Class A Preferred Unitholder) would own units of our company representing a 30% interest in our company, the Class A Preferred Unitholder would own units of our company representing a 9% interest in our company and Brookfield would own the remaining units of our company, representing a 61% interest in our company. Brookfield also has an approximately 62% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units. On a fully-exchanged basis, our company would directly own 99% of the limited partnership interests in the Property Partnership.

(2)
The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.25 billion of redeemable preferred shares of Brookfield BPY Holdings Inc., or CanHoldco, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. In addition, Brookfield holds $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities, which preferred shares are entitled to vote with the common shares of the applicable entity. Brookfield has an aggregate of 3% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of any of the other applicable entities. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

(3)
Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2015.

(4)
Our interest in Brookfield Office Properties consists of 100% of its outstanding common shares and outstanding voting preferred shares as well as interests in certain series of its preferred shares. Our aggregate equity interest in Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE, is approximately 83%, approximately 57% of which is held indirectly through Brookfield Office Properties.

(5)	Our Australian office platform consists of our economic interest in certain of our Australian office properties not held through Brookfield Office Properties.

(6)	Our European office platform includes our interest in 20 Canada Square in London, which is not held through Brookfield Office Properties.

(7)	Our interest in Canary Wharf is held through the Canary JV.

(8)
Other, as it relates to the Office segment, includes 100% ownership of an office development in Rio de Janeiro, Brazil, our interest in an office building in the Faria Lima section of São Paulo, Brazil, as well as office assets held in Brookfield-sponsored private funds in which we hold varying interests.

(9)
As at December 31, 2015, our interest in GGP consists of an interest in approximately 29% (34% with our consortium partners) of the outstanding shares of common stock. We, and our consortium partners, also own warrants to acquire additional shares of common stock, which warrants were “in-the-money” as at December 31, 2015. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 389 million shares of GGP, representing approximately 40% of the outstanding shares of common stock of GGP. Of the 389 million shares that would be held by our company and our consortium partners, 327 million common shares of GGP would be owned by our company, representing approximately 34% of the outstanding shares of common stock of GGP (and 34% assuming that only our company, and none of our consortium partners, exercised the warrants).

(10)
Rouse is a NYSE-listed company that GGP spun-out to its shareholders on January 12, 2012. As at December 31, 2015, we had interests of approximately 34% of the outstanding shares of common stock of Rouse.

(11)
Our economic interest set forth above is reflected as a range because our industrial, multifamily, hospitality and triple net lease investments are held through Brookfield-sponsored real estate opportunity funds in which we hold varying interests.

The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating entities included in our organizational chart set out above under “- Organizational Chart”.

Name	Economic Interest(1)	Voting Interest(1)
Office
Brookfield Office Properties Inc.(2)	100%	100%
Australia(3)	100%	—
Europe	100%	100%
Canary Wharf Group plc	50%	50%
Brazil	47% - 51%	47% - 51%
Other(4)	27% - 83%	—
Retail
General Growth Properties, Inc.(5)	29%	29%
Rouse Properties, Inc.(6)	34%	34%
Brazil Retail Fund(4)	40%	—
Other segments
Industrial(4,7)	30% - 34%	—
Multifamily(4,7)	13% - 52%	—
Hospitality(4,7)	15% - 33%	—
Triple Net Lease(4,7)	26%	—

(1)	All interests are rounded to the nearest one percent and are calculated as at December 31, 2015.

(2)
Our interest in Brookfield Office Properties consists of 100% of its outstanding common shares and outstanding voting preferred shares. Our aggregate equity interest in Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE, is approximately 83%, approximately 57% of which is held indirectly through Brookfield Office Properties.

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

(4)
We hold our economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored real estate opportunity funds. By their nature, limited partnership interests do not have any voting rights.

(5)
We, together with our consortium partners, control approximately 34% of the outstanding shares of common stock of GGP. In addition, we are entitled to appoint three directors to GGP’s board of directors. We, and our consortium partners, also own warrants to acquire additional shares of common stock of GGP, which warrants were “in-the-money” as at December 31, 2015. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 389 million shares of GGP, representing approximately 40% of the outstanding shares of common stock of GGP. Of the 389 million shares that would be held by our company and our consortium partners, 327 million common shares of GGP would be owned by our company, representing approximately 34% of the outstanding shares of common stock of GGP (and 34% assuming that only our company, and none of our consortium partners, exercised the warrants).

(6)	As at December 31, 2015, we had interests of approximately 34% of the outstanding shares of common stock of Rouse.

(7)
Our economic interest set forth above is reflected as a range because our industrial, multifamily, hospitality and triple net lease investments are primarily held through Brookfield-sponsored real estate opportunity funds in which we hold varying interests.

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

Our Service Providers

The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s global real estate business.

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

Property Special LP

Property Special LP is a special limited partner of the Property Partnership. The general partner of Property Special LP is Brookfield Asset Management. Property Special LP is entitled to receive equity enhancement distributions and incentive distributions from the Property Partnership as a result of its ownership of the Special LP Units. See Item 7.B. “Major Shareholders and Related Party Transactions Related Party Transactions”.

Holding Entities

Our company indirectly holds its interests in our operating entities through the Holding Entities, most of which were formed in connection with the Spin-off. The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.25 billion of redeemable preferred shares of one of our Holdings Entities, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. In addition, Brookfield holds $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities. See Item 7.B. “Major Shareholders and Related Party Transactions Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

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

Office Platform

Brookfield Office Properties Inc.: Most of our U.S., Canadian and European office properties and our economic interests in most of our Australian office properties are held through our ownership of Brookfield Office Properties, a company that is incorporated under the laws of Canada. Its Canadian office properties are held through Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and NYSE, of which it owns approximately 57% and with other subsidiaries of our company, we own an aggregate equity interest of approximately 83%. As at December 31, 2015, Brookfield Office Properties’ portfolio consisted of interests in 125 properties totaling 90 million square feet and interests in 18 million square feet of high quality, centrally-located development sites. Brookfield has held an interest in Brookfield Office Properties and its predecessors for over 20 years.

Australia: In addition to the office properties in Australia in which Brookfield Office Properties has an economic interest, we hold an economic interest in office properties in Sydney, Canberra, Brisbane and New Zealand. As at December 31, 2015, this portfolio consisted of seven office properties totaling approximately 1.8 million square feet. Brookfield acquired these office properties in 2007.

Europe: In addition to the office properties in Europe in which Brookfield Office Properties has an interest, we own 100% of a 610,000 square foot office property at 20 Canada Square, London. Brookfield acquired an interest in this office property in 2005.

Canary Wharf: The remainder of our European office property operations consists of our interest in Canary Wharf. We own 50% of Canary Wharf through the Canary JV. As at December 31, 2015, Canary Wharf consisted of interests in 21 properties totaling 9.5 million square feet and interests in 11.5 million square feet of high quality, centrally-located development sites. Brookfield initially invested in Canary Wharf in 2003.

Brazil: Our Brazilian office property operations consist of a 485,000 square foot property in São Paulo purchased in 2014 and a 197,000 square foot development site in Rio de Janeiro purchased in 2015. In addition, during the fourth quarter of 2015, we acquired a 3.4 million square foot portfolio of five assets in São Paulo and Rio de Janeiro.

Other: Other investments include office assets in the United States and Brazil held in our real estate opportunity funds.

Retail Platform

GGP: A substantial portion of the properties in our retail platform are held through our approximate 29% interest in GGP, a NYSE-listed company that is incorporated under the laws of Delaware. Our interest in GGP consists of an interest in approximately 29% (34% with our consortium partners) of the outstanding shares of common stock. We, and our consortium partners, also own warrants to acquire additional shares of common stock, which warrants were “in-the-money” as at December 31, 2015. Assuming the exercise of these warrants, we and our consortium partners would hold an aggregate of approximately 389 million shares of GGP, representing approximately 40% of the outstanding shares of common stock of GGP. Of the 389 million shares that would be held by our company and our consortium partners, 327 million common shares of GGP would be owned by our company, representing approximately 34% of the outstanding shares of common stock of GGP (and 34% assuming that only our company, and none of our consortium partners, exercised the warrants). As at December 31, 2015, GGP’s portfolio consisted of interests in 131 properties totaling 128 million square feet. Brookfield acquired its initial interest in GGP in 2010, when it led GGP out of Chapter 11 with a cornerstone investment.

Rouse: In addition, we hold properties in our retail platform through our approximate 34% interest in Rouse, a NYSE-listed company that is incorporated under the laws of Delaware. As at December 31, 2015, Rouse’s portfolio consisted of interests in 36 retail properties totaling approximately 25 million square feet. In January 12, 2012, we and other members of Brookfield’s consortium acquired an interest in Rouse when it was spun out to GGP shareholders. In February 2016, a real estate fund managed by Brookfield Asset Management entered into a definitive agreement to acquire all of the outstanding common shares of Rouse, not owned by our company, for $18.25 per share in cash. Upon closing of the transaction, our interest in Rouse will increase by virtue of our participation in that fund.

Brazil Retail Fund: We hold an approximate 40% interest in the Brazil Retail Fund, a Brookfield-sponsored retail fund in Brazil. As at December 31, 2015, the Brazil Retail Fund’s portfolio consisted of six malls totaling approximately 2.3 million square feet in in São Paulo and Rio de Janeiro. Brookfield acquired an interest in the Brazil Retail Fund in 2006.

Other segments

The following investments are held primarily through our interests in Brookfield-sponsored real estate opportunity funds:

Industrial: As at December 31, 2015, our industrial portfolio consisted of interests in approximately 55 million square feet of industrial space across 201 properties, primarily consisting of modern logistics assets in North America and Europe, with an additional 4 million square feet currently under construction and a land portfolio with the potential to build 45 million square feet of industrial properties.

Multifamily: As at December 31, 2015, our multifamily portfolio consisted of interests in 137 properties with approximately 38,900 multifamily units throughout the United States.

Hospitality: As at December 31, 2015, our hospitality portfolio consisted of interests in 27 hospitality assets with approximately 18,000 rooms in North America, Europe and Australia.

Triple Net Lease: As at December 31, 2015, our triple net leased portfolio consisted of interests in over 300 properties that are leased to automotive dealerships across the United States and Canada on a triple net lease basis.

4.D.  PROPERTY, PLANTS AND EQUIPMENT

See Item 4.B. “Information on the Company - Business Overview” and Item 4.C. “Information on the Company - Organizational Structure - Operating Entities”.

ITEM 4.A.    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

OBJECTIVES AND FINANCIAL HIGHLIGHTS
INTRODUCTION

This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY” or “our partnership”) covers the financial position as of December 31, 2015 and December 31, 2014 and results of operations for the years ended December 31, 2015, 2014, and 2013. For the period prior to the spin-off of our partnership on April 15, 2013, the financial results reflect Brookfield Asset Management Inc.’s (“Brookfield Asset Management”) commercial property operations on a continuity of interest basis. Thereafter, the results reflect our partnership’s actual results. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2015 and December 31, 2014 and each of the years ended December 31, 2015, 2014, and 2013 (the “Financial Statements”) contained elsewhere in this Form 20-F.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.

BASIS OF PRESENTATION
Our sole material asset is our 37% interest in Brookfield Property L.P. (the “Operating Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties. We also discuss the results of operations on a segment basis, consistent with how we manage our business. Our seven operating segments are organized into the following: i) Office, ii) Retail, iii) Industrial, iv) Multifamily, v) Hospitality, vi) Triple Net Lease, which includes Capital Automotive Real Estate Services Inc. (“CARS”) and vii) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the Chief Operating Decision Maker. For presentation purposes, the Industrial, Multifamily, Hospitality and Triple Net Lease segments have been combined in this MD&A.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units will be collectively referred to throughout this MD&A as “Unitholders”. The GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units have provided Brookfield Asset Management the right to request that its units be redeemed for cash consideration since April 2015. In the event that Brookfield Asset Management exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. As a result of this redemption feature, we present the Exchange LP Units as a component of non-controlling interests.

This MD&A includes financial data for the year ended December 31, 2015 and includes material information up to March 16, 2016. Financial data have been prepared using accounting policies in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in China Xintiandi (“CXTD”). We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), and Chinese Yuan (“C¥”) are identified where applicable.

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

OVERVIEW OF OUR BUSINESS
Our partnership is Brookfield Asset Management’s primary public entity to make investments in the real estate industry. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. Our goal is to be a leading global owner and operator of real estate, providing investors with a diversified exposure to some of the most iconic properties in the world and to acquire high-quality assets at a discount to replacement cost or intrinsic value. With approximately 14,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including:

•	Office sector through our 100% common equity interest in Brookfield Office Properties Inc. (“BPO”) and our 50% interest in Canary Wharf Group plc (“Canary Wharf”);

•
Retail sector through our 29% interest in General Growth Properties, Inc. (“GGP”) (34% on a fully diluted basis, assuming all outstanding warrants are exercised) and our 34% interest in Rouse Properties, Inc. (“Rouse”); and

•	Industrial, multifamily, hospitality and triple net lease sectors through investments in Brookfield Asset Management-sponsored real estate opportunity funds.

Through these platforms, we have amassed a portfolio of premier properties and development sites around the globe, including:

•
261 office properties totaling approximately 123 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin;

•	Office and urban multifamily development sites that enable the construction of 31 million square feet of new properties;

•	173 regional malls and urban retail properties containing over 155 million square feet in the United States and Brazil;

•
Approximately 55 million square feet of industrial space across 201 properties, primarily consisting of modern logistics assets in North America and Europe, with an additional 4 million square feet currently under construction;

•	Approximately 38,900 multifamily units across 137 properties throughout the United States;

•	Twenty-seven hospitality assets with approximately 18,000 rooms across North America, Europe and Australia; and

•	Over 300 properties that are leased to automotive dealerships across North America on a triple net lease basis.

Our diversified portfolio of high-quality office and retail assets in some of the world’s most dynamic markets has a stable cash flow profile due to its long-term leases. In addition, as a result of the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, these assets should generate strong same-property net operating income

(“NOI”) growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects and 20% on our equity invested in Brookfield-sponsored real estate opportunity funds. With this cash flow profile, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 5% to 8% per annum.

Overall, we seek to earn leveraged after-tax returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow and capital appreciation. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, or to reflect changes in market conditions. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

PERFORMANCE MEASURES
We expect to generate returns to Unitholders from a combination of cash flow earned from our operations and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations we will be able to increase distributions to Unitholders to provide them with an attractive current yield on their investment.

To measure our performance against these targets, we focus on NOI, funds from operations (“FFO”), Company FFO, fair value changes, and net income and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from our commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to the partnership’s shares of GGP if all outstanding warrants of GGP were exercised on a cashless basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

•	Fair value changes: includes the increase or decrease in the value of investment properties that is reflected in the consolidated statements of income.

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

NOI is a key indicator of our ability to increase cash flow from our operations. We seek to grow NOI through pro-active management and leasing of our properties. In evaluating our performance, we also look at a subset of NOI, defined as “same-property NOI,” which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 65.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income on page 65 rather than cash flow from operating activities as we believe net income is the most comparable measure.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

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

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance for the years ended December 31, 2015, 2014, and 2013 and our financial position as of December 31, 2015, and 2014. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section on page 68.

Our investment approach is to acquire high-quality assets at a discount to replacement cost or intrinsic value. We have been actively pursuing this strategy through our flexibility to allocate capital to real estate sectors and geographies with the best risk-adjusted returns and to participate in transactions through our investments in various Brookfield Asset Management-sponsored real estate funds. Some of the more significant transactions are highlighted below:

Significant Developments in 2015
During the year, we were successful in expanding our core office platform through the acquisition of a further interest in Canary Wharf using proceeds raised at the end of 2014 through the issuance of preferred shares. In addition, we committed $2 billion of capital to the second Brookfield Asset Management-sponsored real estate opportunity fund which had an active year executing transactions in the hospitality and multifamily sectors. Lastly, we fully repaid our acquisition facility used to help acquire the remaining common shares of BPO in 2014 using proceeds raised from the sale of interests in a number of our office properties and development sites.

•
During the fourth quarter of 2015, we disposed of a 44% interest in the Manhattan West development project in New York City to Qatar Investment Authority (“QIA”), thereby reducing our exposure to development risk.

•	We acquired an interest in Center Parcs Group (“Center Parcs UK”), which operates five short-break destinations across the United Kingdom, in the third quarter of 2015.

•	We acquired an interest in Associated Estates Realty Corp. (“Associated Estates”), a real estate investment trust focused on apartment communities across the U.S., in the third quarter of 2015.

•
During the second quarter of 2015, we formed Brookfield D.C. Office Partners (“D.C. Fund”), to which we contributed three directly held assets and interests in an additional six assets from our Washington, D.C. office portfolio. We retained a 40% economic interest in the D.C. Fund.

•
We, in conjunction with our joint venture partner QIA, acquired 100% of Canary Wharf (the “Canary Wharf Transaction”), a 9.5 million square feet office portfolio in London with an 11.5 million square feet development pipeline, in the first quarter of 2015. The portfolio is 97.5% leased at December 31, 2015.

Significant Developments in 2014
Our largest accomplishment in 2014 was the acquisition of the remaining common shares of BPO for $5 billion, which we funded through a combination of the issuance of units and borrowings from an acquisition facility. In addition, Brookfield Asset Management’s first real estate opportunity fund, to which BPY had committed $1.3 billion, was successful in pursuing a number of transactions.

•	We issued $1,800 million of mandatorily convertible preferred shares in connection with the acquisition of Canary Wharf.

•
We entered into our first triple net lease portfolio investment with the acquisition of CARS, which owns over 300 properties that are leased to automotive dealerships across North America, for consideration of $1,184 million in the fourth quarter of 2014.

•	We acquired a portfolio of urban multifamily assets in Manhattan in the fourth quarter of 2014 for consideration of $1,056 million.

•	We acquired the remaining common shares and voting preferred shares of BPO that were previously not owned by the partnership, directly or indirectly, in the first and second quarters of 2014.

•	We realized a $43 million net gain on the repayment of a debt investment in Inmobiliaria Colonial SA (“Colonial”), a Spanish office company, in the second quarter of 2014.

•	We experienced significant fair value gains on commercial properties and commercial developments due to improving market conditions and an improved leasing outlook.

•	We had appreciation of our investments in Canary Wharf, GGP warrants, and CXTD preferred shares and warrants.

Significant Developments in 2013

•	We acquired incremental interests in GGP and Rouse for total consideration of $1.4 billion in November 2013.

•	We established our industrial platform with the acquisition of two companies in the United States and Europe.

•	We completed the Spin-off from Brookfield Asset Management in April 2013.

Summary of Operating Results

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Commercial property revenue	$3,216	$3,038	$2,910
Hospitality revenue	1,276	983	1,168
Investment and other revenue	361	452	209
Total revenue	4,853	4,473	4,287
Direct commercial property expense	1,281	1,298	1,204
Direct hospitality expense	902	791	957
Investment and other expense	135	100	—
Interest expense	1,528	1,258	1,088
Depreciation and amortization	180	148	162
General and administrative expense	559	404	317
Total expenses	4,585	3,999	3,728
Fair value gains, net	2,007	3,756	870
Share of net earnings from equity accounted investments	1,591	1,366	835
Income before income taxes	3,866	5,596	2,264
Income tax expense	100	1,176	501
Net income	3,766	4,420	1,763
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	851	686	856
Net income attributable to Unitholders	$2,915	$3,734	$907

NOI	$2,309	$1,932	$1,917
FFO	$710	$714	$582
Company FFO	$839	$739	$610

Our basic and diluted net income per unit attributable to Unitholders and weighted average units outstanding are calculated as follows:

(US$ Millions, except per units information) Years ended Dec. 31,	2015	2014	2013
Net income attributable to Unitholders – basic	$2,915	$3,734	$907
Dilutive effect of conversion of capital securities – corporate and options	48	30	—
Net income attributable to Unitholders – diluted	2,963	3,764	907
Weighted average number of units outstanding – basic	782.6	668.3	478.6
Conversion of capital securities – corporate and options	40.4	40.8	—
Weighted average number of units outstanding – diluted	823.0	709.1	478.6
Net income attributable to Unitholders per unit – basic(1)	$3.72	$5.59	$1.41
Net income attributable to Unitholders per unit – diluted(1)	$3.60	$5.31	$1.41

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

Commercial property revenue and direct commercial property expense

In 2015, commercial property revenue increased by $178 million compared to 2014, as a result of incremental capital allocated to higher yielding opportunistic activities, same-property growth in our core office and retail platforms and an increase in our asset base. Acquisitions made in 2014 and 2015, including Associated Estates, CARS and a Manhattan multifamily portfolio contributed to a $405 million increase in revenue. These increases were offset by the disposition of mature assets, some of which resulted in the deconsolidation of certain commercial properties that provided the capital to pursue these acquisitions. Material dispositions, full or partial, include Southern Cross East and West in Melbourne, Manhattan West in New York City, 99 Bishopsgate in London, a portfolio of Washington, D.C. office assets and 75 State Street in Boston.

In 2014, commercial property revenue increased by $128 million compared to 2013, primarily due to revenue from acquisition activity across our segments, which included the acquisition of CARS in the fourth quarter of 2014. This increase was partially offset by a major expiry at Brookfield Place New York in October 2013 and dispositions of mature assets.

Direct commercial property expense decreased by $17 million largely due to the disposition of mature assets and the deconsolidation of certain commercial assets. These decreases were offset by higher expenses relating to acquisitions during 2015 and 2014 as mentioned above. Margins in 2015 were 60%, an improvement of 300 basis points over 2014 and 140 basis points over 2013.

Hospitality revenue and direct hospitality expense
Hospitality revenue increased to $1,276 million for the year ended December 31, 2015 from $983 million in 2014. Direct hospitality expense increased to $902 million in 2015 from $791 million in 2014. These increases are mostly attributable to the third quarter 2015 acquisition of Center Parcs UK.

Hospitality revenue decreased to $983 million for the year ended December 31, 2014 from $1,168 million in 2013. Direct hospitality expense decreased to $791 million in 2014 from $957 million in 2013. These decreases are primarily the result of the deconsolidation of certain hospitality assets. Before considering the impact of the deconsolidation, hospitality revenue and direct hospitality expense decreased by $53 million and $69 million, respectively, which was primarily a result of the sale of the One&Only Ocean Club in the Bahamas in the second quarter of 2014.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue decreased by $91 million for the year ended December 31, 2015 as compared to the prior year. Our industrial segment earned more revenue on increased development activity in the current year; however, this increase was offset by a realized gain on the repayment of a debt investment in 2014. This increase in development activity was the main contribution to an increase of $35 million in investment and other expense to $135 million in 2015.

Investment and other revenue increased by $243 million for the year ended December 31, 2014 as compared to 2013, largely driven by a realized gain on the repayment of the debt investment. Additionally, we recorded gains from the completion of industrial developments of $50 million and income from our interest in CXTD of $38 million in 2014. This was offset by realized losses on foreign exchange forward contracts in 2014 and a gain recognized from a loan modification in 2013. In addition, we recorded a $14 million dividend from our investment in Canary Wharf in 2013. Investment and other expense increased by $100 million as a result of higher development activity in our industrial platform than 2013.

Interest expense
Interest expense increased by $270 million for the year ended December 31, 2015 as compared to the prior year. This was due to the assumption of debt obligations as a result of acquisition activity and through incremental debt raised from temporary drawdowns on our credit facilities, as well as through the issuance of convertible preferred shares to source the capital required for these acquisitions.

Additional debt obligations as a result of acquisition and refinancing activity, as well as interest associated with the acquisition facility used to acquire the remaining outstanding common shares of BPO in 2014, contributed to an increase in interest expense of $170 million for the year ended December 31, 2014 as compared to 2013.

General and administrative expense
General and administrative expense increased by $155 million for the year ended December 31, 2015 compared to the prior year. The increase was primarily attributable to transaction costs, including costs related to the acquisitions of Associated Estates and Center Parcs UK, which totaled $49 million, and an increase in management fees during 2015 of $36 million following an increase in the partnership’s capitalization of $1.6 billion. The increase is also attributable to expenses from subsidiaries acquired during 2015 and a full year of general and administrative expenses from subsidiaries acquired in 2014.

General and administrative expense increased by $87 million for the year ended December 31, 2014 compared to 2013. The increase was primarily attributable to $100 million of management fees paid by our partnership in 2014 compared to $36 million in 2013. In addition, the increase is attributable to other corporate costs incurred following the Spin-off of our partnership in April 2013 and expenses from subsidiaries acquired during 2014.

Fair value gains, net
While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

Fair value gains, net for our office sector of $1,691 million were recognized in the year ended December 31, 2015. These gains primarily related to properties in New York, London, Melbourne, Vancouver and Toronto, due to capitalization rate and discount rate compression as a result of improving market conditions and a positive impact on cash flows as a result of leases signed during the year.

We recorded fair value gains, net of $3,065 million in the year ended December 31, 2014, primarily in our U.S. office portfolio and due to improving market and economic conditions in the U.S. which resulted in capitalization rate and discount rate compression.

Fair value losses, net for the retail segment of $119 million were recognized in the year ended December 31, 2015, primarily related to our class B mall portfolio in Brazil due to deteriorating market conditions. Additionally, our warrants in GGP depreciated in value due to fluctuations in the market price of the underlying shares.

Fair value gains, net for the retail segment of $532 million were recognized in the year ended December 31, 2014, primarily related to appreciation in the value of our warrants in GGP following a 40% increase in GGP’s share price during 2014.

               Fair value gains, net for the other and corporate segments of $435 million were recognized in the year ended December 31, 2015, primarily related to our industrial and multifamily portfolio, where, in the former, we have seen improved market conditions and, in the latter, our renovation program is well underway and completed units have resulted in asset appreciation.

Fair value gains, net for the other and corporate segments of $159 million were recognized in the year ended December 31, 2014, primarily related to our industrial portfolio.

Share of net earnings from equity accounted investments
Our most material equity accounted investments are Canary Wharf in our office sector, GGP in our retail sector and the Diplomat hotel and our interest in the second value-add multifamily fund in our other segments.

Our share of net earnings from equity accounted investments was $1,591 million for the year ended December 31, 2015, which represents an increase of $225 million compared to the prior year. The increase was driven by increases of $567 million and $112 million in our office and other sectors, respectively. Our interest in Canary Wharf increased from 22% to 50% in 2015, upon which it was classified as an equity accounted investment and accounts for the majority of the increase in the office sector. Also contributing to the increase in office equity accounted investments was the formation of the D.C. Fund which had several holdings in Washington, D.C. that were consolidated prior to the transaction. The other segments contributed an increase of $112 million primarily due to fair value gains on our equity accounted industrial and multifamily properties. These increases were partially offset by a $454 million decrease in the retail segment. The decrease was driven by lower fair value gains on our equity accounted GGP portfolio of class A malls than were recognized in the prior year. In addition, 2014 included a $249 million reversal of an impairment loss recognized in 2013 related to GGP.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 58, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

Commercial property NOI increased to $1,935 million for the year ended December 31, 2015 compared with $1,740 million during 2014. The increase was primarily driven by new acquisitions across our portfolio offset by the disposition of mature assets, the deconsolidation of certain assets following partial dispositions thereof and the negative impact of foreign exchange.

Hospitality NOI increased to $374 million for the year ended December 31, 2015 compared to $192 million during the same period in the prior year following the acquisition of Center Parcs UK during the third quarter of 2015 and an increase in NOI at the Atlantis compared to the prior year.

The following table reconciles NOI to net income for the years ended December 31, 2015, 2014, and 2013:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Commercial property revenue	$3,216	$3,038	$2,910
Direct commercial property expense	(1,281)	(1,298)	(1,204)
Commercial property NOI	1,935	1,740	1,706
Hospitality revenue	1,276	983	1,168
Direct hospitality expense	(902)	(791)	(957)
Hospitality NOI	374	192	211
Total NOI	2,309	1,932	1,917
Investment and other revenue	361	452	209
Share of net earnings from equity accounted investments	1,591	1,366	835
Interest expense	(1,528)	(1,258)	(1,088)
Depreciation and amortization	(180)	(148)	(162)
General and administrative expenses	(559)	(404)	(317)
Investment and other expense	(135)	(100)	—
Fair value gains, net	2,007	3,756	870
Income before income taxes	3,866	5,596	2,264
Income tax expense	(100)	(1,176)	(501)
Net income	3,766	4,420	1,763
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	851	686	856
Net income attributable to Unitholders	$2,915	$3,734	$907

The following table reconciles net income to FFO and Company FFO for the years ended December 31, 2015, 2014, and 2013:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Net income	$3,766	$4,420	$1,763
Add (deduct):
Fair value gains, net	(2,007)	(3,756)	(870)
Share of equity accounted fair value gains, net	(867)	(809)	(400)
Depreciation and amortization of real-estate assets	153	112	124
Income tax expense	100	1,176	501
Non-controlling interests in above items	(435)	(429)	(536)
FFO	710	714	582
Add (deduct):
Depreciation and amortization of real-estate assets, net(1)	27	26	19
Transaction costs, net(1)	69	37	9
Gains/losses associated with non-investment properties, net(1)	(12)	(79)	(18)
Net contribution from GGP warrants(2)	45	41	18
Company FFO	$839	$739	$610

(1)	Presented net of non-controlling interests.

(2)
Represents incremental FFO that would have been attributable to the partnership’s share of GGP, if all outstanding warrants of GGP had been exercised on a cashless basis. It also includes the dilution adjustments to FFO as a result of the net settled warrants.

FFO decreased to $710 million for the year ended December 31, 2015 compared with $714 million during 2014. The decrease was driven by higher corporate-level expenses, including higher management fees as a result of increases in the partnership’s capitalization, transaction costs related to new acquisitions made during the year and interest expense on corporate credit facilities, including the BPO acquisition facility. This facility was paid off in full during the fourth quarter of 2015. The decrease was partially offset by same-property growth at our office and hospitality assets, as well as contributions from assets acquired during the period.

Summary of Financial Position

(US$ Millions, except per unit information)	Dec. 31, 2015	Dec. 31, 2014
Investment properties:
Commercial properties	$39,111	$37,789
Commercial developments	2,488	3,352
Equity accounted investments	17,638	10,356
Hospitality assets	5,016	2,478
Cash and cash equivalents	1,035	1,282
Assets held for sale	805	2,241
Total assets	71,866	65,575
Debt obligations	30,526	27,006
Liabilities associated with assets held for sale	242	1,221
Total equity	30,933	28,299
Equity attributable to Unitholders	$21,958	$20,208
Equity per unit(1)	$30.09	$27.78

(1)	Assumes conversion of mandatorily convertible preferred shares. See page 68 for additional information.

As of December 31, 2015, we had $71,866 million in total assets, compared with $65,575 million at December 31, 2014. The increase of $6,291 million reflects acquisition activity since the prior year, including the acquisitions of Associated Estates and Center Parcs UK along with additional interest in Canary Wharf, which is accounted for under the equity method.

Our investment properties are comprised of commercial, operating, rent-producing properties and commercial developments including active sites and those in planning for future development and land. Commercial properties increased from $37,789 million at the end of 2014 to $39,111 million at the end of the current year. The increase was largely due to acquisition activity but also to incremental capital spent to maintain or enhance properties and to valuation gains. This was offset by the full or partial disposition of certain assets during the year, as well as the impact of foreign exchange.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,488 million at December 31, 2015, a decrease of $864 million from the balance at December 31, 2014. The decrease is primarily attributable to the reclassification of Bay Adelaide Centre East in Toronto and Brookfield Place Perth Tower 2 to commercial properties as these properties reached substantial completion. Additionally, following the sale of a 44% interest in Manhattan West, the site is now accounted for under the equity method and has been reclassified to that respective line in our balance sheet. Also contributing to the decrease is the negative impact of foreign exchange. This was offset by capital expenditures and the recognition of valuation gains.

The following table presents the changes in investment properties from December 31, 2014 to December 31, 2015:

	Dec. 31, 2015
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$37,789	$3,352
Acquisitions	3,950	210
Capital expenditures	916	1,149
Dispositions	(2,393)	(1,517)
Fair value gains, net	1,583	430
Foreign currency translation	(1,746)	(342)
Transfer between commercial properties and commercial developments	911	(911)
Reclassifications to assets held for sale and other changes	(1,899)	117
Investment properties, end of year	$39,111	$2,488

Equity accounted investments, increased by $7,282 million since December 31, 2014 as a result of significant transaction activity in the current year:

•	During the fourth quarter, we sold a 44% interest in the Manhattan West development to QIA and, as a result, deconsolidated the assets and subsequently equity account for the development;

•	We acquired the Potsdamer Platz estate in Berlin in the fourth quarter of 2015, where, concurrent with the acquisition, we sold a 50% interest to a sovereign wealth fund;

•
During the third quarter of 2015, we acquired an equity accounted joint venture interest in a hotel portfolio in Germany, and we converted our interest in CXTD from preferred shares to common shares which resulted in a requirement to equity account for our interest in this investment;

•
In the second quarter of 2015, we disposed of partial interests in the properties now held in the D.C. Fund and 75 State Street and are equity accounting for our remaining interest within these properties; and

•
In the first quarter of 2015, we agreed to acquire all of the outstanding shares of Songbird Estates plc (“Songbird”) through a 50/50 joint venture to which we also contributed our investment in Canary Wharf that was previously recognized as a financial asset.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Dec. 31, 2015
Equity accounted investments, beginning of year	$10,356
Additions, net of disposals	6,034
Share of net earnings from equity accounted investments	1,591
Distributions received	(276)
Foreign exchange	(59)
Other	(8)
Equity accounted investments, end of year	$17,638

Hospitality assets increased by $2,538 million since December 31, 2014, primarily as a result of the acquisition of Center Parcs UK during the third quarter of 2015, as well as revaluation gains related to the Atlantis.

As of December 31, 2015, assets held for sale included two properties in our office segment, in Sydney and Vancouver, as well as a portfolio of industrial assets near the U.S. - Mexico border and two multifamily assets in the United States, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Our debt obligations increased to $30,526 million as at December 31, 2015 from $27,006 million as at December 31, 2014. Contributing to this increase was the addition of property-specific borrowings related to acquisition activity during the year as noted above, as well as borrowings on subscription facilities to fund these acquisitions, and refinancing activity. These increases were partially offset by the disposition of encumbered assets during the year and the negative impact of foreign exchange. In addition, during the fourth quarter of 2015, we repaid the remaining balance on the acquisition facility put in place in March 2014 to fund the acquisition of the remaining BPO common shares that were previously not owned, directly or indirectly, by our partnership.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Corporate borrowings	$2,912	$3,377
Funds subscription facilities	1,591	504
Non-recourse borrowings:
Property-specific borrowings	25,937	22,569
Subsidiary borrowings	86	556
Total debt obligations	30,526	27,006
Current	8,580	3,127
Non-current	21,946	23,879
Total debt obligations	$30,526	$27,006

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Dec. 31, 2015	Dec. 31, 2014
Total equity	$30,933	$28,299
Less:
Interests of others in operating subsidiaries and properties	8,975	8,091
Equity attributable to Unitholders	21,958	20,208
Mandatorily convertible preferred shares	1,554	1,535
Total equity attributable to unitholders	23,512	21,743
Partnership units	711,412,925	712,743,649
Mandatorily convertible preferred shares	70,038,910	70,038,910
Total partnership units	781,451,835	782,782,559
Equity attributable to Unitholders per unit	$30.09	$27.78

Equity attributable to Unitholders was $21,958 million at December 31, 2015, an increase of $1,750 million from the balance at December 31, 2014. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to unitholders increased to $30.09 per unit at December 31, 2015 from $27.78 per unit at December 31, 2014. The increase was a result of fair value gains and income from equity accounted investments recorded during the period, as well as income from new investments, which was partially offset by the impact of foreign exchange.

Interests of others in operating subsidiaries and properties was $8,975 million at December 31, 2015, an increase of $884 million from the balance at December 31, 2014. The increase was primarily a result of the acquisition of new investments through Brookfield-sponsored funds in which the partnership is a limited partner.

SUMMARY OF QUARTERLY RESULTS

	2015				2014
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$1,267	$1,267	$1,170	$1,149	$1,070	$1,098	$1,243	$1,062
Direct operating costs	573	573	504	533	524	505	533	527
Net income	1,157	435	1,165	1,009	1,595	1,043	1,289	493
Net income attributable to Unitholders	863	193	1,026	833	1,492	978	892	372
Net income attributable to Unitholders per unit – basic	$1.10	$0.25	$1.31	$1.06	$2.09	$1.37	$1.31	0.67
Net income attributable to Unitholders per unit – diluted	$1.06	$0.25	$1.26	$1.02	$1.97	$1.33	$1.30	0.67

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE
Our operations are organized into seven operating segments, including our corporate activities. For purposes of this MD&A, we have combined the Industrial, Multifamily, Hospitality and Triple Net Lease results since a majority of these assets were acquired recently and would not be meaningful on a stand-alone basis. The following table presents FFO by segment for comparison purposes:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Office	$675	$546	$376
Retail	459	460	308
Industrial, Multifamily, Hospitality and Triple Net Lease	130	57	45
Corporate	(554)	(349)	(147)
FFO	$710	$714	$582

The following table presents equity attributable to Unitholders by segment as of December 31, 2015 and 2014:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Office	$18,189	$16,003
Retail	9,365	9,171
Industrial, Multifamily, Hospitality and Triple Net Lease	2,847	1,590
Corporate	(8,443)	(6,556)
Equity attributable to Unitholders	$21,958	$20,208

Office
Our office segment consists of interests in 261 office properties totaling 123 million square feet, which are primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, among others. The following table presents FFO and net income attributable to Unitholders in our office segment for the years ended December 31, 2015, 2014, and 2013:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
FFO	$675	$546	$376
Net income attributable to Unitholders	2,858	2,948	787

FFO from our office segment was $675 million for the year ended December 31, 2015 as compared to $546 million in 2014. The increase was primarily the result of our increased ownership in BPO, which was 100% for 2015, compared to 87% for 2014 on a weighted average basis, as well as the FFO contribution from Canary Wharf in the current period and the acquisition of Candor Office Parks which closed in the fourth quarter of 2014. We also recognized a $15 million dividend from our 22% interest in Canary Wharf prior to the Canary Wharf Transaction. These increases were partially offset by the negative impact of foreign exchange.

Compared to 2013, FFO increased to $546 million in 2014 from $376 million. This increase was primarily the result of our increased ownership in BPO, which was 87% on a weighted average basis for 2014, compared to 49% for 2013. In addition we recognized a $43 million realized net gain on our investment in Colonial and a fee in connection with the disposition of Heritage Plaza in Houston in the first quarter of 2014.

Net income attributable to Unitholders for 2015 was $2,858 million compared to $2,948 million in 2014. The decrease of $90 million was primarily a result of higher fair value gains recorded in the prior year due to the strengthening of market conditions and leasing during the period primarily in New York, London and Sydney.

Net income attributable to Unitholders increased by $2,161 million from $787 million in 2013 to $2,948 million in 2014. This increase was primarily the result of our increased ownership in BPO and higher fair value gains across our office portfolio, particularly in New York. In addition, we also recorded fair value gains on our investment in Canary Wharf as a result of continued recovery in the London office market. This increase was partially offset by higher income tax expense during 2014 as a result of higher taxable income and an increase in deferred tax liability as a result of a change in state tax legislation that resulted in an increase in our effective tax rate applicable to future earnings from certain subsidiaries in the impacted jurisdictions.

The following table presents key operating metrics for our office portfolio for the years ended December 31, 2015 and 2014:

(US$ Millions, except where noted)	Consolidated		Unconsolidated
As at and for the years ended Dec. 31,	2015	2014	2015	2014
Total portfolio:
NOI(1)	$1,324	$1,380	$379	$161
Number of properties	187	211	74	33
Leasable square feet (in thousands)	70,626	78,068	28,777	15,747
Occupancy	88.5%	88.0%	94.1%	81.0%
In-place net rents (per square foot)(2)	$24.46	$23.63	$40.85	$30.94
Same-property:
NOI(2)	$1,103	$1,074	$168	$154
Number of properties	73	73	9	9
Leasable square feet (in thousands)	53,534	53,580	8,141	8,152
Occupancy	91.7%	91.1%	96.0%	95.0%
In-place net rents (per square foot)(2)	$26.88	$25.76	$46.58	$43.46

(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property.

(2)	Presented using normalized foreign exchange rates, using the December 31, 2015 exchange rate.

NOI from our consolidated properties decreased to $1,324 million in 2015 from $1,380 million in 2014. This decrease was primarily due to the negative impact of foreign exchange and the partial disposition of the eight assets contributed to the D.C. Fund and dispositions in Boston, Seattle and Toronto, offset by the NOI contribution from leases in lower Manhattan and acquisitions made during the current year.

Same-property NOI for our consolidated properties for the year ended December 31, 2015 compared with the prior year increased by $29 million to $1,103 million. This increase was primarily the result of increased occupancy and higher in-place net rents, predominately in our New York, Washington, D.C., Los Angeles and London properties.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased by $218 million to $379 million in the year ended December 31, 2015, compared to $161 million in the prior year. This increase primarily reflects the inclusion of Canary Wharf in the current period. Occupancy rates increased to 94.1% from 81.0% largely due to the inclusion of Canary Wharf, where occupancy rates are on average higher than at our other unconsolidated properties. Also contributing to the increase was the formation of the D.C. Fund, the properties in which are now equity accounted, but which were consolidated prior to the transaction.

The following table presents certain key operating metrics related to leasing activity in our office segment:

	Total portfolio year-to-date
(US$ millions, except where noted)	Dec. 31, 2015	Dec. 31, 2014
Leasing activity (in thousands of square feet)
New leases	6,026	7,004
Renewal leases	5,384	3,814
Total leasing activity	11,410	10,818
Average term (in years)	7.8	7.6
Year-one leasing net rents (per square foot)(1)	$24.92	$29.66
Average leasing net rents (per square foot)(1)	27.25	32.93
Expiring net rents (per square foot)(1)	21.99	24.11
Estimated market net rents for similar space(1)	38.57	33.75
Tenant improvements and leasing costs (per square foot)	$40.66	$73.14

(1)	Presented using normalized foreign exchange rates, using the December 31, 2015 exchange rate.

For the year ended December 31, 2015, we leased over 11.4 million square feet at average in-place net rents approximately 24% higher than expiring net rents. Approximately 53% of our leasing activity represented new leases. Our overall office portfolio’s in-place net rents are currently 25% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years, as we sign new leases. For the year ended December 31, 2015, tenant improvements and leasing costs were $40.66 per square foot, compared to $73.14 per square foot in the prior year.

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

The following table presents our fair value gains from consolidated and unconsolidated investments attributable to our office segment:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Fair value gains:
Consolidated investments	$1,691	$3,065	$806
Unconsolidated investments(1)	620	174	190
Total fair value gains	$2,311	$3,239	$996

(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We recorded $2,311 million fair value gains in 2015 and $3,239 million in 2014. As discussed earlier in the “Review of Consolidated Financial Results”, fair value gains, net for office primarily related to fair value gains in our New York, London, Melbourne, Vancouver and Toronto office portfolios. Also contributing to this increase were fair value gains on our unconsolidated investments such as Canary Wharf and in the current year on the properties in the D.C. Fund, which were consolidated in 2014 prior to the transaction and are now equity accounted.

The key valuation metrics for commercial properties in our office segment on a weighted-average basis are as follows:

	Dec. 31, 2015			Dec. 31, 2014
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
United States	7.0%	5.7%	11	7.1%	5.9%	10
Canada	6.1%	5.5%	10	6.3%	5.6%	11
Australia	7.6%	6.2%	10	8.3%	6.8%	10
United Kingdom	6.6%	5.1%	11	6.8%	5.1%	10
Brazil	9.5%	7.7%	8	8.5%	7.5%	10
India	14.4%	10.3%	5	14.5%	11.0%	5
Unconsolidated properties:
United States	6.3%	5.3%	11	6.4%	5.4%	9
Australia	7.4%	6.1%	10	8.3%	7.0%	10
United Kingdom(1)	4.9%	5.2%	10	n/a	n/a	n/a
Germany	8.1%	4.7%	10	n/a	n/a	n/a

(1)
Certain properties in the United Kingdom accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

The following table provides an overview of the financial position of our office segment as at December 31, 2015 and 2014:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Investment properties:
Commercial properties	$27,405	$28,531
Commercial developments	1,835	2,640
Equity accounted investments	7,761	2,061
Participating loan interests	449	609
Investment in Canary Wharf	—	1,265
Accounts receivable and other	1,062	1,216
Cash and cash equivalents	546	620
Assets held for sale	506	1,676
Total assets	39,564	38,618
Less:
Debt obligations	13,660	14,402
Capital securities – fund subsidiaries	724	643
Accounts payable and other liabilities	3,188	3,040
Liabilities associated with assets held for sale	105	825
Non-controlling interests of others in operating subsidiaries and properties	3,698	3,705
Equity attributable to Unitholders	$18,189	$16,003

Equity attributable to Unitholders increased by $2,186 million to $18,189 million at December 31, 2015 from $16,003 million at December 31, 2014. The increase was primarily the result of an additional investment in Canary Wharf, which was funded through the issuance of capital securities in December 2014. The remaining increase in equity was a result of valuation gains recorded in the current year, partially offset by the negative impact of foreign exchange.

Commercial properties totaled $27,405 million at December 31, 2015, compared to $28,531 million at December 31, 2014. This decrease reflects the deconsolidation of certain assets in London, Melbourne, New York, Washington, D.C., Sydney and Vancouver following the disposition of partial interests therein to equity accounted investments or the reclassification of certain assets to held for sale, as well the impact of the disposition of an asset in Toronto, and negative impact of foreign exchange.

Commercial developments decreased by $805 million between December 31, 2014 and December 31, 2015 as a result of substantial completion of Bay Adelaide Centre East in Toronto and Brookfield Place Tower 2 in Perth in the fourth quarter of 2015. In addition, as a result of the disposition of a 44% interest in the Manhattan West project, the development was deconsolidated and is accounted for under the equity method prospectively.

The following table summarizes the scope and progress of active developments in our office segment as of December 31, 2015:

Active developments:	Square feet under construction (in 000's)	Expected date of cash stabilization	Percent pre- leased	Cost				Construction Loan
(Millions, except where noted)				Total(1)		To-date		Total		Drawn
Office:
Brookfield Place East Tower, Calgary	1,400	Q3 2018	71%	C$	799	C$	386	C$	575	C$	126
L'Oreal Brazil Headquarters, Rio de Janeiro(2)	197	Q3 2018	93%	R$	137	R$	58	R$	—	R$	—
London Wall Place, London(2)	505	Q1 2020	73%		£190		£100		£137		£31
Principal Place - Commercial, London	621	Q1 2020	69%		£365		£183		£280		£88
One Manhattan West, Midtown New York(2)	2,117	Q4 2020	25%		$1,063		$206		$700		$12
100 Bishopsgate, London	962	Q4 2021	25%		£802		£299		£—		£—
1 Bank Street, London(2)	715	Q1 2023	40%		£247		£49		£—		£—
Multifamily:
Three Manhattan West, Midtown New York(2)	587	Q3 2018	n/a		$414		$206		$268		$50
Newfoundland, London(2)	546	Q4 2020	n/a		£240		£67		£—		£—
Principal Place - Residential, London(2)	303	n/a	n/a		£164		£43		£122		£—
Shell Centre - Residential, London(2)	529	n/a	n/a		£164		£49		£93		£6
Total	8,482

(1)	Net of NOI earned during stabilization.

(2)	Cost and construction loan information is presented on a proportionate basis at our ownership in these developments.

The following table presents changes in our partnership’s equity accounted investments in the office segment from December 31, 2014 to December 31, 2015:

(US$ Millions)	Dec. 31, 2015
Equity accounted investments, beginning of year	$2,061
Additions, net of disposals	5,107
Share of net earnings from equity accounted investments	838
Distributions received	(48)
Foreign exchange	(150)
Other	(47)
Equity accounted investments, end of year	$7,761

Equity accounted investments increased by $5,700 million to $7,761 million at December 31, 2015 compared to the prior year-end. The increase reflects acquisition activity, including Potsdamer Platz and a 50% interest in Canary Wharf. Additionally, due to a sell-down of interests in Manhattan West, the assets contributed to the D.C. Fund, and 75 State Street, these assets are no longer consolidated and are now equity accounted. Fair value gains on equity accounted properties in New York and London also contributed to the increase.

At December 31, 2015, we classified a property in Vancouver and a property in Sydney to assets held for sale as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations decreased from $14,402 million at December 31, 2014 to $13,660 million at December 31, 2015. This decrease is the result of the reclassification of property-level debt related to office properties classified as held for sale and the impact of foreign exchange. These decreases were partially offset by upfinancing activities and drawdowns on construction facilities.

We also had $724 million of capital securities – fund subsidiaries outstanding at December 31, 2015 (December 31, 2014 - $643 million). Capital securities – fund subsidiaries include $683 million (December 31, 2014 - $643 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by our co-investors in the fund, which have been classified as a liability, rather than as non-controlling interests, as the holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023 and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $41 million (December 31, 2014 - nil) which represents the equity interests held by our co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of Non-IFRS Measures – Office
The key components of NOI in our office segment are presented below:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Commercial property revenue	$2,403	$2,504	$2,463
Direct commercial property expense	(1,079)	(1,124)	(1,032)
Total NOI	$1,324	$1,380	$1,431

NOI to net income:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Same-property NOI	$967	$936	$1,037
Currency variance	—	72	106
NOI related to acquisitions and dispositions	236	337	245
NOI from opportunistic assets	121	35	43
Total NOI	1,324	1,380	1,431
Investment and other revenue	143	257	158
Interest expense	(652)	(686)	(670)
Depreciation and amortization on non-real estate assets	(18)	(18)	(20)
General and administrative expense	(171)	(160)	(161)
Fair value gains, net	1,691	3,065	806
Share of net earnings from equity accounted investments	838	271	295
Income before income taxes	3,155	4,109	1,839
Income tax benefit (expense)	35	(645)	(207)
Net income	3,190	3,464	1,632
Net income attributable to non-controlling interests	332	516	845
Net income attributable to Unitholders	$2,858	$2,948	$787

Net income to FFO:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Net income	$3,190	$3,464	$1,632
Add (deduct):
Fair value gains, net	(1,691)	(3,065)	(806)
Share of equity accounted fair value gains, net	(620)	(174)	(190)
Income tax (benefit) expense	(35)	645	207
Non-controlling interests in above items	(169)	(324)	(467)
FFO	$675	$546	$376

Retail
Our retail segment consists of 173 regional malls and urban retail properties containing 155 million square feet in the United States and select markets in Brazil; a substantial portion of our retail properties is held through our 29% interest in GGP (34% on a fully-diluted basis, assuming all outstanding warrants are exercised) and our 34% interest in Rouse.

The following table presents FFO and net income attributable to Unitholders in our retail segment for the years ended December 31, 2015, 2014, and 2013:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
FFO	$459	$460	$308
Net income attributable to Unitholders	471	1,566	467

FFO earned in our retail platform for the year ended December 31, 2015 was $459 million compared to $460 million in the prior year. FFO was flat compared to the prior year primarily due to positive operating performance in our equity accounted U.S. retail portfolio and higher investment income from our investment in CXTD. These increases were offset by asset dispositions in the current year.

The increase in FFO from $308 million in 2013 to $460 million in 2014 was primarily the result of an increase in our ownership in GGP to 29% on a weighted average basis in 2014 compared to 23% in 2013. In addition, FFO increased as a result of positive same-property sales growth and higher lease spreads, and income from our investment in CXTD in 2014. This increase was partially offset by the disposition of our remaining Australian retail asset in the fourth quarter of 2014, as well as the weakening of the Australian Dollar and Brazilian Real against the U.S. Dollar compared to 2013.

Net income attributable to Unitholders decreased by $1,095 million to $471 million in 2015 compared to $1,566 million in 2014. This decrease in net income attributable to Unitholders is primarily attributable to significant fair value gains on our U.S. retail portfolio in the prior year, as noted below and fair value losses on our Class B portfolio in the current year. In addition, the current year includes negative mark-to-market adjustments on our investment in GGP warrants, as a result of a decline in GGP’s share price since December 31, 2014 compared to positive adjustments in the prior year.

Net income attributable to Unitholders increased by $1,099 million to $1,566 million in 2014 compared to $467 million in 2013. This increase was the result of fair value gains on the Class A malls in the GGP portfolio as a result of positive leasing spreads and tightening discount and capitalization rates owing to the strengthening market for these high-quality malls, as well as the reversal of $249 million of impairment losses on our investment in GGP as a result of an increase in share price of GGP, as mentioned in the “Review of Consolidated Financial Results”. In addition, we recorded fair value gains on the GGP warrants we own, reflecting the 40% increase of GGP’s public share price during 2014.

     The following table presents key operating metrics in our retail portfolio for the years ended December 31, 2015 and 2014:

(US$ Millions, except where noted)	Consolidated		Unconsolidated
As at and for the years ended Dec. 31,	2015	2014	2015	2014
NOI:
Total portfolio(1)	$76	$109	$738	$729
Same-property(2)	70	65	722	692
Total portfolio:
Number of malls and urban retail properties	6	7	167	164
Leasable square feet (in thousands)	2,280	2,640	152,855	152,703
Occupancy	95.2%	95.2%	95.6%	95.8%
In-place net rents (per square foot)(2)	$33.00	$29.56	$56.26	$55.16
Tenant sales (per square foot)(2)	$447	$424	$547	$526

(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the investments.

(2)	Presented using normalized foreign exchange rates, using the December 31, 2015 exchange rate.

NOI on consolidated properties decreased by $33 million year-over-year to $76 million in 2015 primarily due to the disposition of two malls in Brazil as well as the negative impact of foreign exchange.

NOI on unconsolidated properties, which is presented on a proportionate basis, increased to $738 million, from $729 million in the prior year, where improved performance related to the GGP properties was partially offset by dispositions, including partial interests in a marquee mall in Honolulu. On a same-property basis, NOI on unconsolidated properties increased to $722 million from $692 million due to increases in rental rates and higher tenant sales in our United States portfolio.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases with commencement dates in 2015 and 2016 compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics:

	Total portfolio year-to-date
(US$ Millions, except where noted)	Dec. 31, 2015	Dec. 31, 2014
Number of leases	2,695	2,681
Leasing activity (in thousands of square feet)	7,844	7,795
Average term in years	6.2	6.2
Initial rent (per square foot)(1)	$60.33	$58.58
Expiring rent (per square foot)(2)	54.10	50.84
Initial rent spread (per square foot)	6.23	7.74
% Change	11.5%	15.2%
Tenant allowances and leasing costs	$197	$152

(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.

(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

For the year ended December 31, 2015, we leased approximately 8 million square feet at initial rents approximately 11.5% higher than expiring net rents on a suite-to-suite basis. Additionally, for the year ended December 31, 2015 tenant allowances and leasing costs related to leasing activity were $197 million compared to $152 million in the prior year.

Our retail portfolio occupancy rate at December 31, 2015 was 95.6%, down 0.2% from the occupancy rates at December 31, 2014. In our retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents increased to $55.50 at December 31, 2015 from $54.18 at December 31, 2014, primarily as a result of strong leasing activity across our U.S. portfolio. At GGP, tenant sales (excluding anchors) increased by 2.8% on a trailing twelve month basis and suite-to-suite lease spreads increased by 10.8% for leases commenced in the trailing twelve months.

The following table presents our fair value gains from consolidated and unconsolidated investments in our retail segment:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Fair value (losses) gains:
Consolidated investments	$(119)	$532	$65
Unconsolidated investments(1)	113	575	172
Total fair value (losses) gains	$(6)	$1,107	$237

(1)	Fair value gains for unconsolidated properties are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We reported fair value losses of $6 million in our retail segment in 2015, compared to fair value gains of $1,107 million in the prior year. The fair value losses are due to write-downs on our Brazilian portfolios, as noted above, fair value losses on the GGP warrants as a result of a decline in GGP’s stock price, offset by the gain on conversion of our interest in CXTD and fair value gains on our U.S portfolio.

Fair value gains were $1,107 million in 2014, compared to $237 million in 2013 as a result of fair value gains on our U.S. mall portfolio, our GGP warrants and our investment in CXTD, as well as the reversal of the impairment loss on our investment in GGP as noted above.

The key valuation metrics of these properties in our retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Dec. 31, 2015			Dec. 31, 2014
	Discount Rate	Terminal capitalization rate	Investment horizon	Discount Rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
Brazil	9.8%	7.2%	10	9.2%	7.1%	10
Unconsolidated properties:
United States	7.4%	5.8%	10	7.4%	5.8%	10

Equity attributable to Unitholders in the retail segment increased by $194 million between December 31, 2014 and December 31, 2015 due to the net income attributable to Unitholders discussed above which was partially offset by dividends received from our investments in GGP and Rouse during the period.

The following table presents an overview of the financial position of our retail segment as at December 31, 2015 and 2014:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Investment properties	$916	$1,496
Equity accounted investments	8,184	7,295
GGP warrants	1,364	1,394
Accounts receivable and other	63	778
Cash and cash equivalents	31	60
Total assets	10,558	11,023
Less:
Debt obligations	308	513
Accounts payable and other liabilities	62	155
Non-controlling interests of others in operating subsidiaries and properties	823	1,184
Total equity attributable to Unitholders	$9,365	$9,171

Investment properties totaled $916 million at December 31, 2015, a decrease of $580 million from the prior year-end. The decrease was a result of asset dispositions in Brazil, the impact of weakening foreign exchange rates against the U.S. Dollar and valuation losses on our Brazilian portfolio.

Equity accounted investments increased by $889 million primarily as a result of the conversion of our preferred equity interest in CXTD to common shares, which resulted in the partnership’s accounting for this investment under the equity method, as well as net income from our U.S. mall portfolio. The increase in equity accounted investments was partially offset by dividends received from GGP and Rouse during the current period. The conversion of CXTD also drove the decrease of accounts receivable and other which decreased by $715 million to $63 million as our investment in CXTD was recorded as a financial asset at December 31, 2014.

The following table presents a roll-forward of our partnership’s equity accounted investments for the year ended December 31, 2015:

(US$ Millions)	Dec. 31, 2015
Equity accounted investments, beginning of year	$7,295
Additions, net of disposals	541
Share of net earnings from equity accounted investments	560
Distributions received	(200)
Other	(12)
Equity accounted investments, end of year	$8,184

The value of GGP warrants decreased as a result of the decline in GGP’s stock price during 2015.

Debt obligations decreased by $205 million to $308 million at December 31, 2015 from $513 million at December 31, 2014 as a result of the paydown of debt in Brazil with proceeds from the dispositions of malls in the fourth quarter of 2014 and the second quarter of 2015, as well as the impact of foreign exchange.

Reconciliation of Non-IFRS Measures – Retail
The key components of NOI in our retail segment are presented below:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Commercial property revenue	$94	$137	$150
Direct commercial property expense	(18)	(28)	(44)
Total NOI	$76	$109	$106

NOI to net income:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Total NOI	$76	$109	$106
Investment and other revenue	25	46	8
Interest expense	(54)	(78)	(71)
General and administrative expense	(7)	(13)	(1)
Fair value gains, net	(119)	532	65
Share of net earnings from equity accounted investments	560	1,014	487
Income before income taxes	481	1,610	594
Income tax benefit (expense)	8	(10)	(63)
Net income	489	1,600	531
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	18	34	64
Net income attributable to Unitholders	$471	$1,566	$467

Net income to FFO:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Net income	$489	$1,600	$531
Add (deduct):
Fair value gains, net	119	(532)	(65)
Share of equity accounted fair value gains, net	(113)	(575)	(172)
Income tax (benefit) expense	(8)	10	63
Non-controlling interests in above items	(28)	(43)	(49)
FFO	$459	$460	$308

Industrial, Multifamily, Hospitality and Triple Net Lease
Our industrial, multifamily, hospitality and triple net lease segments are comprised of the following:

•
Approximately 55 million square feet of industrial space across 201 properties, primarily consisting of modern logistics assets in North America and Europe, with an additional 4 million square feet currently under construction;

•	Approximately 38,900 multifamily units across 137 properties throughout the United States;

•	Twenty-seven hospitality assets with approximately 18,000 rooms in North America, Europe and Australia; and

•	Over 300 properties that are leased to automotive dealerships across North America on a triple net lease basis.

The following table presents NOI, FFO and net income attributable to Unitholders in our industrial, multifamily, hospitality and triple net lease segments for the years ended December 31, 2015, 2014, and 2013:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
NOI	$909	$443	$380
FFO	130	57	45
Net income attributable to Unitholders	337	84	18

Over the past three years, we have made significant investments in industrial, multifamily, hospitality and triple net lease properties. These investments are the primary driver of the improvements in NOI, FFO and net income attributable to Unitholders in each of the past three years. These investments include the following:

•	In our hospitality sector, in the third quarter of 2015 we acquired Center Parcs UK, which operates five short-break destinations across the U.K.;

•	Acquired a portfolio of hotels in Germany through a 50/50 joint venture during the third quarter of 2015;

•	Acquired Associated Estates, which owns approximately 12,800 multifamily units across the United States, during the third quarter of 2015;

•
Acquired a 4,000-unit multifamily portfolio in Manhattan on a value-add basis, with plans to renovate the majority of those units and benefit from positive rent spreads on the releasing of renovated units, during the fourth quarter of 2014;

•
Established a new platform with the acquisition of CARS, which owns the real estate for more than 300 automotive dealerships across North America and leases it on a triple net basis, during the fourth quarter of 2014;

•	Created an industrial platform with assets in North America and Europe with the acquisitions of Gazeley Limited (“Gazeley”) in June 2013 and IDI Realty (“IDI”) in October 2013; and

•	Expanded our industrial platform in Europe with the acquisition of portfolios in France and Germany during the third and fourth quarters of 2014 and in the Netherlands in the fourth quarter of 2015.

In addition to the contribution from these investments, we also benefited from improved operating results at the Atlantis over the prior year.

Contributing to the increase in net income attributable to Unitholders were net income from the acquisitions noted above, as well as fair value gains, particularly related to the value-add multifamily portfolio and our industrial assets in the U.S., U.K. and Germany, where we benefited from discount rate and capitalization rate compression as a result of an improved economic environment.

Offsetting some of these increases were the disposition of the One&Only Ocean Club in the Bahamas and a portfolio of industrial properties in Mexico in the second and fourth quarters of 2014, respectively, and the disposition of select mature assets within the multifamily and industrial portfolios throughout the period. In addition, the current period includes transaction costs associated with the acquisitions noted above, which are expensed within general and administrative expense.

The following table presents the contributions to fair value gains (losses) from consolidated and unconsolidated investments in our industrial, multifamily, hospitality and triple net lease segments:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Fair value gains (losses):
Consolidated investments	$483	$159	$(1)
Unconsolidated investments(1)	134	60	38
Total fair value gains (losses)	$617	$219	$37

(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

The key valuation metrics of our industrial, multifamily, hospitality and triple net lease properties on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Dec. 31, 2015			Dec. 31, 2014
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
Industrial	7.6%	6.8%	10	7.9%	7.3%	10
Multifamily(1)	5.1%	n/a	n/a	5.4%	n/a	n/a
Hospitality	10.0%	7.4%	7	10.2%	7.4%	7
Triple Net Lease(1)	6.3%	n/a	n/a	6.6%	n/a	n/a
Unconsolidated properties:
Industrial	7.1%	6.5%	10	7.2%	6.6%	10
Multifamily(1)	5.4%	n/a	n/a	5.5%	n/a	n/a
Hospitality	9.1%	6.7%	6	11.3%	6.8%	5

(1)
The valuation method used to value multifamily and triple net lease properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents equity attributable to Unitholders in our industrial, multifamily, hospitality and triple net lease segments:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Investment properties	$11,443	$8,474
Hospitality assets	5,016	2,478
Equity accounted investments	1,576	958
Loans and notes receivable	11	127
Accounts receivable and other	2,727	768
Cash and cash equivalents	329	442
Assets held for sale	299	565
Total assets	21,401	13,812
Less:
Debt obligations	12,055	8,210
Accounts payable and other liabilities	1,164	545
Liabilities associated with assets held for sale	137	396
Non-controlling interests of others in operating subsidiaries and properties	5,198	3,071
Equity attributable to Unitholders	$2,847	$1,590

The increase in investment properties is primarily the result of our acquisition activity during the year, including the acquisition of Associated Estates, and fair value gains in our multifamily, industrial and triple net lease portfolios.

The increase in hospitality assets was the result of the acquisition of the Center Parcs UK assets.

Equity accounted investments increased during 2015 as a result of the acquisition of a portfolio of hotels in Germany, two hospitality assets in the United States and fourteen value-add multifamily assets.

Debt obligations increased due to the acquisition activity noted above.

Reconciliation of Non-IFRS Measures - Industrial, Multifamily, Hospitality and Triple Net Lease
NOI to net income:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Commercial property revenue	$719	$397	$297
Hospitality revenue	1,276	983	1,168
Direct commercial property expense	(184)	(146)	(128)
Direct hospitality expense	(902)	(791)	(957)
Total NOI	909	443	380
Investment and other revenue	193	165	37
Interest expense	(462)	(263)	(215)
General and administrative expense	(160)	(93)	(58)
Investment and other expense	(135)	(100)	—
Depreciation and amortization	(162)	(130)	(142)
Fair value gains (losses), net	483	159	(1)
Share of net earnings from equity accounted investments	183	76	50
Income before income taxes	849	257	51
Income tax benefit (expense)	6	(6)	(13)
Net income (loss)	855	251	38
Net income (loss) attributable to non-controlling interests of others in operating subsidiaries and properties	518	167	20
Net income (loss) attributable to Unitholders	$337	$84	$18

Net income to FFO:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Net income (loss)	$855	$251	$38
Add (deduct):
Fair value gains (losses), net	(483)	(159)	1
Share of equity accounted fair value gains, net	(134)	(60)	(38)
Depreciation and amortization of real estate assets	153	112	124
Income tax (benefit) expense	(6)	6	13
Non-controlling interests in above items	(255)	(93)	(93)
FFO	$130	$57	$45

Corporate
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the years ended December 31, 2015, 2014, and 2013:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
FFO	$(554)	$(349)	$(147)
Net income (loss) attributable to Unitholders	(751)	(864)	(365)

Certain amounts are allocated to our corporate segment in our management reports as those activities should not be used to evaluate our segments’ operating performance. FFO was a loss of $554 million for the year ended December 31, 2015 compared to a loss of $349 million in the prior year. Interest expense contributes to this loss and for the year ended December 31, 2015 was $360 million, which is comprised of $227 million of interest expense paid on capital securities and $133 million of interest expense on our credit facilities, which were primarily drawn on to fund the acquisition of BPO. General and administrative expense for the year ended December 31, 2015 was $221 million which is comprised of $107 million of asset management fees, $60 million of equity enhancement fees and $54 million of other corporate costs and is also a component of FFO.

In addition, during 2015, we recorded fair value gains, net of $48 million primarily related to the settlement of foreign currency forward contracts during the year ended December 31, 2015. Consistent with our risk management policy, the partnership uses such derivative instruments to hedge cash flows in foreign currencies. For further information on the partnership’s use of derivative contracts, please refer to “Derivative Financial Instruments” below.

In 2015, we also recorded $149 million of income tax expense allocated to the corporate segment (2014 - $515 million) related to deferred tax liabilities of our holding companies and their subsidiaries.

The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Accounts receivable and other	$214	$162
Restricted cash	—	1,800
Cash and cash equivalents	129	160
Total assets	343	2,122
Debt obligations	4,503	3,881
Capital securities	3,307	3,368
Deferred tax liabilities	1,215	1,131
Accounts payable and other liabilities	505	167
Non-controlling interests	(744)	131
Equity attributable to Unitholders	$(8,443)	$(6,556)

The corporate balance sheet includes corporate debt and capital securities from our partnership and BPO. The increase in corporate debt obligations is primarily a result of temporary drawdowns on the credit facilities to fund acquisitions in the current period offset by the repayment of the BPO acquisition facility in the fourth quarter of 2015 using proceeds from our capital recycling initiatives.

On December 4, 2014, our partnership issued $1,800 million of exchangeable preferred equity securities (“Preferred Equity Units”) to QIA. The cash proceeds were recorded within restricted cash and allocated between capital securities ($1,535 million) and equity ($265 million) at December 31, 2014. During the first quarter of 2015, the proceeds were used to fund the Canary Wharf Transaction. At December 31, 2015, the balance related to the Preferred Equity Units recorded within capital securities was $1,554 million.

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

The change in non-controlling interest is primarily related to non-controlling interests in the second Brookfield Asset Management-sponsored opportunity fund.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2015	Dec. 31, 2014
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$532	$524
Series 2	24,000,000	6.50%	516	510
Series 3	24,000,000	6.75%	506	501
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BPO Class AAA Preferred Shares:
Series G(1)	3,355,403	5.25%	84	85
Series H(1)	7,000,000	5.75%	128	150
Series J(1)	6,883,799	5.00%	125	150
Series K(1)	4,995,414	5.20%	90	107
BPO Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
BOP Split Senior Preferred Shares:
Series 1	949,990	5.25%	23	25
Series 2	1,000,000	5.75%	18	22
Series 3	933,932	5.00%	17	22
Series 4	984,586	5.20%	18	22
Total capital securities			$3,307	$3,368

Current			$503	$476
Non-current			2,804	2,892
Total capital securities			$3,307	$3,368

(1)
BPY and its subsidiaries own 1,003,549, 1,000,000, 1,000,000, and 1,004,586 shares of Series G, Series H, Series J, and Series K Class AAA Preferred Shares of BPO as of December 31, 2015, respectively, which has been reflected as a reduction in outstanding shares of the BPO Class AAA Preferred Shares.

(2) Class B, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

In addition, as at December 31, 2015, we had $25 million of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of Non-IFRS Measures – Corporate
Net income to FFO:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Net income (loss)	$(768)	$(895)	$(438)
Add (deduct):
Fair value losses, net	48	—	—
Income tax expense	149	515	218
Non-controlling interests in above items	17	31	73
FFO	$(554)	$(349)	$(147)

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

For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2015 annual report on Form 20-F.

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 6.8% of our office segment tenant base and, as at December 31, 2015, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our office portfolio and their respective credit ratings and exposure as at December 31, 2015:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	6.8%
Barclays	London	BBB	2.4%
Morgan Stanley	Denver/NY/Toronto	A-	2.4%
CIBC World Markets(3)	Calgary/Houston/NY/Toronto	A+	1.8%
Suncor Energy Inc.	Calgary/Houston	A-	1.6%
Deloitte	Calgary/Houston/LA/Toronto	Not Rated	1.4%
Bank of Montreal	Calgary/Toronto	A+	1.4%
Bank of America | Merrill Lynch	Denver/NY/LA/Toronto/D.C.	AA-	1.3%
Royal Bank of Canada	Various	AA-	1.3%
JPMorgan Chase & Co.	Denver/Houston/LA/NY	A	1.2%
Total			21.6%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Exposure is a percentage of total leasable square feet.

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our retail portfolio as at December 31, 2015. The largest ten tenants in our portfolio accounted for approximately 22.8% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK, Henri Bendel	4.5%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA	3.2%
The Gap, Inc.	Gap, Banana Republic, Old Navy	2.7%
Forever 21, Inc.	Forever 21	2.2%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.9%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.9%
Ascena Retail Group	Dress Barn, Justice, Lane Bryant, Maurices, Ann Taylor, Loft	1.8%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.6%
Luxottica Group S.p.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.6%
Express, Inc.	Express, Express Men	1.4%
Total		22.8%

(1)	Exposure is a percentage of minimum rents and tenants recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 9.1% of our office, retail and industrial leases mature annually up to 2020. Our office, retail and industrial portfolio has a weighted average remaining lease life of approximately 6.4 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at December 31, 2015, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2016	2017	2018	2019	2020	2021	2022	2023 and	Total
									Beyond
Office	9,815	5,403	5,719	7,679	7,930	8,451	5,664	5,734	43,008	99,403
Expiring %	9.9%	5.4%	5.8%	7.7%	8.0%	8.5%	5.7%	5.8%	43.2%	100.0%
Retail(1)	2,898	8,091	7,543	6,692	6,495	5,167	3,960	7,827	16,985	65,658
Expiring %	4.4%	12.3%	11.5%	10.2%	9.9%	7.9%	6.0%	11.9%	25.9%	100.0%
Industrial	5,045	5,412	5,690	7,518	4,848	6,819	6,317	2,318	10,568	54,535
Expiring %	9.3%	9.9%	10.4%	13.8%	8.9%	12.5%	11.6%	4.3%	19.3%	100.0%

(1)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

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

Environmental Risk
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

Insurance Risk
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates. We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

Interest Rate and Financing Risk
We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year and to maintain relationships with a large number of lenders to limit exposure to any one counterparty.

Approximately 55% of our outstanding debt obligations at December 31, 2015 are floating rate debt compared to 56% at December 31, 2014. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $169 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in an annual interest expense of approximately $10 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At December 31, 2015, our consolidated debt to capitalization was 47% (December 31, 2014 – 46%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the year ended December 31, 2015, approximately 35% of our assets and 33% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

The following table shows the impact of a 10% change in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2015
(Millions)	Equity attributable to unitholders(1)		OCI	Net income
Canadian Dollar	C$	(268)	$19	$—
Australian Dollar	A$	2,721	(198)	—
British Pound		£3,620	(533)	—
Euro		€588	(64)	—
Brazilian Real	R$	1,725	(44)	—
New Zealand Dollar	NZ$	29	(2)	—
Indian Rupee	Rs	9,166	(14)	—
Chinese Yuan	C¥	1,268	$(20)	$—
Total			$(856)	$—

(1)	As of December 31, 2015, unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

	Dec. 31, 2014
(Millions)	Equity attributable to unitholders(1)		OCI	Net income
Canadian Dollar	C$	(223)	$19	$—
Australian Dollar	A$	2,668	(218)	—
British Pound		£1,468	(229)	—
Euro		€205	(9)	(12)
Brazilian Real	R$	1,325	(50)	—
New Zealand Dollar	NZ$	44	(4)	—
Indian Rupee	Rs	6,104	(10)	—
Total			$(501)	$(12)

(1)	As of December 31, 2014, unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

	Dec. 31, 2013
(Millions)	Equity attributable to unitholders(1)		OCI	Net income
Canadian Dollar	C$	631	$(59)	$—
Australian Dollar	A$	1,716	(154)	—
British Pound		£998	(165)	—
Euro		€161	(31)	(6)
Brazilian Real	R$	1,046	(45)	—
Total			$(454)	$(6)

(1)	As of December 31, 2013, unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, and Special LP Units.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro and Chinese Yuan denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Foreign currency forward contracts to hedge exposures to Brazilian Real denominated cash flows;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	Interest rate caps to hedge interest rate risk on certain variable rate debt;

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging
The following table provides our partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2015 and 2014:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2015	Interest rate caps of US$ LIBOR debt	$3,654	2.5% - 5.8%	Jan. 2016 - Oct. 2018	$—
	Interest rate swaps of US$ LIBOR debt	285	2.1% - 2.2%	Oct. 2020 - Nov. 2020	(8)
	Interest rate swaps of £ LIBOR debt	77	1.5%	Apr. 2020	1
	Interest rate swaps of € EURIBOR debt	187	0.02% - 1.4%	Oct. 2017 - Feb. 2021	5
	Interest rate swaps of A$ BBSW/BBSY debt	488	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(9)
	Interest rate swaps on forecasted fixed rate debt	1,885	3.1% - 5.5%	Jan. 2026 - Jun. 2029	(332)
Dec. 31, 2014	Interest rate caps of US$ LIBOR debt	$3,174	2.5% - 5.8%	Jan. 2015 - Oct. 2018	$1
	Interest rate swaps of US$ LIBOR debt	483	0.6% - 2.2%	Dec. 2015 - Nov. 2020	(7)
	Interest rate swaps of £ LIBOR debt	204	1.1%	Sep. 2017	(1)
	Interest rate swaps of A$ BBSW/BBSY debt	548	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(26)
	Interest rate swaps of € EURIBOR debt	150	0.3% - 1.4%	Oct. 2017 - Feb. 2021	(3)
	Interest rate swaps on forecasted fixed rate debt	1,995	2.3% - 5.1%	May 2025 - Jun. 2029	(262)

For the year ended December 31, 2015 and 2014, the amount of hedge ineffectiveness recorded in interest expense in connection with our partnership’s interest rate hedging activities was not significant.

Foreign Currency Hedging
The following table presents the partnership's outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2015 and 2014:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Dec. 31, 2015	Net investment hedges		£2,346	£0.64/$ - £0.68/$	Jan 2016 -Mar. 2017	$26
	Net investment hedges	C¥	2,000	C¥6.62/$ - C¥6.78/$	Feb. 2016 - Dec. 2016	3
	Net investment hedges	A$	811	A$1.29/$ - A$1.44/$	Jan. 2016 - Feb. 2017	2
	Net investment hedges		€446	€0.80/$ - €0.94/$	May 2016 - Dec. 2016	1
	Cash flow hedges	R$	613	R$3.89/$ - R$3.96/$	Jan. 2016 - Mar. 2016	(8)
Dec. 31, 2014	Net investment hedges		£1,170	£0.59/$ - £0.65/$	Apr. 2015 - Jan. 2016	$36
	Net investment hedges		€353	€0.75/$ - €0.80/$	Jan. 2015 - Jun. 2016	35
	Net investment hedges	A$	1,750	A$1.10/$ - A$1.27/$	Apr. 2015 - Mar. 2016	22

In addition, as of December 31, 2015, our partnership had designated C$900 million (December 31, 2014 – C$900 million) of Canadian Dollar financial liabilities as hedges against our partnership’s net investment in Canadian operations.

During 2015, the partnership entered into a number of zero cost collars consisting of bought call and sold put options together with foreign currency forward agreements as hedges of certain British Pound and Australian Dollar-denominated net investments. These zero cost collars were unwound by December 31, 2015. In connection with these hedges, $(28) million relating to the time value component of their valuation has been recorded in fair value gains, net on the consolidated income statement for the year ended December 31, 2015. In addition, the partnership recorded within other comprehensive income $79 million relating to the settlement of certain collars. Any remaining put or call options outstanding following the settlement of the partnership’s zero cost collars are presented below within “Other Derivatives”.

For the years ended December 31, 2015 and 2014, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of our partnership’s other derivatives that have been entered into to manage financial risks as of December 31, 2015 and December 31, 2014:

(US$ millions)	Derivative type	Notional	Maturity dates	Rates	Fair value (gain)/loss	Classification of (gain)/loss
Dec. 31, 2015	Interest rate caps	$381	Mar. 2016	3.65%	—	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%	—	General and administrative expense
	Interest rate caps	34	Jan. 2016	3.00%	—	General and administrative expense
	Interest rate caps	75	Feb. 2016	2.93%	—	General and administrative expense
Dec. 31, 2014	Interest rate caps	$382	Mar. 2016	3.65%	—	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%	—	General and administrative expense
	Interest rate caps	51	Sep. 2015	2.81% - 3.01%	—	General and administrative expense
	Interest rate caps	13	Oct. 2015	3.00%	—	General and administrative expense
	Interest rate caps	34	Jan. 2016	3.00%	—	General and administrative expense
	Interest rate caps	75	Feb. 2016	2.94%	—	General and administrative expense
	Interest rate caps	74	Mar. 2016	2.94%	—	General and administrative expense
	Interest rate caps	68	Jul. 2015	3.00%	—	General and administrative expense

(US$ Millions)	Derivative type		Notional	Maturity dates	Strike prices	Fair value (gain)/loss	Classification of (gain)/loss
Dec. 31, 2015	Call	A$	175	Mar. 2016	A$1.22/$	—	Fair value gains, net
	Call	A$	275	Apr. 2016	A$1.25/$	—	Fair value gains, net
	Put		£370	Jan. 2016	£0.71/$	—	Fair value gains, net
	Put		£200	Mar. 2016	£0.71/$	(1)	Fair value gains, net
	Call	A$	150	Apr. 2016	A$1.22/$	—	Fair value gains, net
	Call	A$	150	Apr. 2016	A$1.22/$	—	Fair value gains, net
	Call	A$	250	Apr. 2016	A$1.22/$	—	Fair value gains, net

The other derivatives have not been designated as hedges for accounting purposes.

RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is the general partner. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership's and Brookfield Asset Management's subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, prior to the third quarter, on a quarterly basis, the partnership paid a base management fee ("base management fee"), to the service providers equal to $12.5 million per quarter ($50.0 million annually).

Through the second quarter of 2015, the partnership also paid a quarterly equity enhancement distribution to Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeded its total capitalization value that immediately followed the spin-off of Brookfield Asset Management’s commercial property operations on April 15, 2013, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership was equal to the volume-weighted average of the closing prices of the LP Units on the NYSE for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership.

On August 3, 2015, the board of directors of the partnership approved an amendment to the base management fee and equity enhancement distribution calculations, as of the beginning of the third quarter of 2015. Pursuant to this amendment, the annual base management fee paid by the partnership to Brookfield Asset Management was changed from $50.0 million, subject to annual inflation adjustments, to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million plus annual inflation adjustments. The calculation of the equity enhancement distribution was amended to reduce the distribution by the amount by which the revised base management fee is greater than $50.0 million per annum, plus annual inflation adjustments, to maintain a fee level in aggregate that would be the same as prior to the amendment.

The base management fee for the year ended December 31, 2015 was $76.1 million (2014 - $50.0 million, 2013 - $36.0 million). The base management fee for year ended December 31, 2013 was pro-rated for the period from Spin-off through December 31, 2013. The equity enhancement distribution for the year ended December 31, 2015 was $59.9 million (2014 - $50.0 million, 2013 - nil).

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

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Balances outstanding with related parties:
Participating loan interests	$449	$609
Equity accounted investments	143	—
Loans and notes receivable(1)	63	82
Receivables and other assets	29	143
Property-specific obligations	(362)	(491)
Corporate debt obligations	(1,000)	(570)
Other liabilities	(373)	(174)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(25)	(25)

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Transactions with related parties:
Commercial property revenue	$22	$16	$7
Management fee income	3	—	—
Participating loan interests (including fair value gains, net)(1)	129	88	59
Interest expense on debt obligations	55	23	12
Interest on capital securities held by Brookfield Asset Management	76	76	56
General and administrative expense (2)	207	187	277
Construction costs(3)	308	207	120

(1)
Includes $63 million receivable from Brookfield Asset Management upon the earlier of our partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(2)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with our private funds, and administrative services.

During the third quarter of 2015, the partnership sold an office development project in São Paulo, Brazil to a subsidiary of Brookfield Asset Management, the partnership’s ultimate parent company. The consideration received was $109 million, based on a third-party valuation performed on the property. Upon close of the transaction, the partnership recognized $63 million of realized fair value losses, primarily as a result of movements in the Brazilian Real to U.S. Dollar exchange rate from the date of acquisition and any interim capital contributions during the construction process.

On June 5, 2015, 9165789 Canada Inc. acquired $12 million of voting preferred shares of an indirect subsidiary of the partnership, BOP Management Holdings Inc., representing a 60% voting interest. 9165789 Canada Inc. was formed by BPO and 16 individuals who are senior officers of BPO and other Brookfield Asset Management subsidiaries, who were given the opportunity to invest in 9165789 Canada Inc. as part of the partnership’s goal of retaining its top executives and aligning executives’ interests with those of the partnership. The senior officers acquired an aggregate of $2 million of common shares of 9165789 Canada Inc. for investment purposes in exchange for cash in an amount equal to the fair value of the shares. BPO also holds a $10 million non-voting preferred share interest in 9165789 Canada Inc. BOP Management Holdings Inc. indirectly owns 33% of BPO’s economic interest in DTLA and an interest in BPO’s U.S. asset management and certain promote fee streams.

On February 18, 2015, Brookfield Global FM Limited Partnership (“FM Co.”) sold its interest in Brookfield Johnson Controls Australia and Brookfield Johnson Controls Canada to a subsidiary of Brookfield Asset Management. FM Co. is accounted for in accordance with the equity method as an investment in associate.

PORTFOLIO LISTING
The following table presents details of our property portfolio as of December 31, 2015:

Office Property Portfolio			Assets Under Management			Proportionate at subsidiary level(1)			Proportionate to Unitholders(2)		Proportionate to LP Unitholders(3)
Dec. 31, 2015	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
(Sq. ft in 000's)
CONSOLIDATED PROPERTIES
United States
Midtown New York	1	100.0%	1,134	14	1,148	100.0%	1,134	1,148	1,134	1,148	417	422
Downtown New York	7	93.9%	12,814	543	13,357	96.9%	12,408	12,941	12,408	12,941	4,561	4,757
Washington, D.C.	18	82.3%	3,691	2,502	6,193	90.9%	3,352	5,635	3,352	5,635	1,232	2,071
Los Angeles	20	81.9%	9,954	4,278	14,232	52.5%	5,441	7,466	4,469	6,493	1,643	2,387
San Diego	1	45.4%	177	—	177	100.0%	177	177	53	53	19	19
Houston	5	88.7%	5,052	1,187	6,239	86.6%	4,389	5,400	4,389	5,400	1,613	1,985
Denver	1	84.0%	1,315	582	1,897	51.0%	671	968	671	968	247	356
San Francisco/San Jose	39	60.7%	1,733	6	1,739	100.0%	1,733	1,739	659	665	242	244
Dallas	6	63.4%	466	—	466	100.0%	466	466	139	139	51	51
	98	86.4%	36,336	9,112	45,448	79.1%	29,771	35,940	27,274	33,442	10,025	12,292
Canada
Toronto	11	92.5%	9,220	1,709	10,929	69.1%	6,374	7,542	6,374	7,542	2,343	2,772
Calgary	8	97.3%	5,635	1,194	6,829	50.0%	2,819	3,416	2,819	3,416	1,036	1,256
Ottawa	6	95.3%	1,730	802	2,532	25.0%	434	634	434	634	160	233
Vancouver	1	93.7%	581	260	841	100.0%	581	841	581	841	214	309
Other	1	100.0%	3	—	3	100.0%	3	3	3	3	1	1
	27	94.4%	17,169	3,965	21,134	58.9%	10,211	12,436	10,211	12,436	3,754	4,571
Australia and New Zealand
Sydney	7	99.1%	1,306	414	1,720	80.1%	1,091	1,377	1,091	1,377	401	506
Brisbane	2	81.8%	520	68	588	79.1%	412	465	412	465	151	171
Perth	4	87.8%	1,891	193	2,084	83.6%	1,587	1,742	1,587	1,742	583	640
New Zealand	3	42.5%	277	28	305	100.0%	277	305	277	305	102	112
	16	87.6%	3,994	703	4,697	82.8%	3,367	3,889	3,367	3,889	1,237	1,429
United Kingdom
London	5	99.8%	1,047	91	1,138	100.0%	1,047	1,138	936	1,022	344	376
	5	99.8%	1,047	91	1,138	100.0%	1,047	1,138	936	1,022	344	376
Brazil
Rio de Janeiro	2	98.8%	1,060	618	1,678	100.0%	1,060	1,678	303	480	111	177
São Paulo	4	43.8%	1,119	1,089	2,208	89.3%	1,119	2,208	382	740	140	272
	6	70.6%	2,179	1,707	3,886	93.9%	2,179	3,886	685	1,220	251	449
India
NCR (Delhi region)	25	92.6%	7,379	1,562	8,941	100.0%	7,379	8,941	2,414	2,925	887	1,075
Kolkata	10	80.2%	2,522	40	2,562	100.0%	2,522	2,562	825	838	303	308
	35	89.4%	9,901	1,602	11,503	100.0%	9,901	11,503	3,239	3,763	1,190	1,383
Total Consolidated Properties	187	88.5%	70,626	17,180	87,806	64.4%	56,476	68,792	45,712	55,772	16,801	20,500

UNCONSOLIDATED PROPERTIES
United States
Midtown New York	4	93.0%	5,299	104	5,403	50.2%	2,662	2,713	2,662	2,713	978	997
Washington, D.C.	11	94.7%	2,555	909	3,464	35.2%	903	1,219	903	1,219	332	448
Boston	1	99.9%	835	242	1,077	51.0%	426	549	426	549	157	202
Los Angeles	4	92.6%	1,225	389	1,614	72.8%	1,011	1,175	346	511	127	188
San Diego	1	83.7%	124	—	124	100.0%	124	124	28	28	10	10
Houston	1	98.6%	1,135	699	1,834	10.0%	113	183	113	183	42	68
Denver	2	91.6%	1,694	511	2,205	58.3%	1,031	1,286	745	1,000	274	368
Seattle	3	84.0%	235	—	235	100.0%	235	235	52	52	19	19
	27	93.8%	13,102	2,854	15,956	46.9%	6,505	7,484	5,275	6,255	1,939	2,300

Office Property Portfolio			Assets Under Management			Proportionate at subsidiary level(1)			Proportionate to Unitholders(2)		Proportionate to LP Unitholders(3)
Dec. 31, 2015	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
(Sq. ft in 000's)
Australia and New Zealand
Sydney	6	99.8%	2,923	529	3,452	51.8%	1,512	1,788	1,512	1,788	555	656
Melbourne	2	99.9%	1,357	333	1,690	49.8%	678	842	678	842	249	309
Canberra	1	100.0%	176	70	246	100.0%	176	246	176	246	65	91
	9	99.9%	4,456	932	5,388	53.4%	2,366	2,876	2,366	2,876	869	1,056
United Kingdom
London	22	97.6%	8,742	1,101	9,843	81.9%	6,979	8,064	3,533	4,073	1,298	1,496
	22	97.6%	8,742	1,101	9,843	81.9%	6,979	8,064	3,533	4,073	1,298	1,496
Germany
Berlin	16	72.9%	2,477	1,153	3,630	100.0%	2,477	3,630	1,240	1,813	456	667
	16	72.9%	2,477	1,153	3,630	100.0%	2,477	3,630	1,240	1,813	456	667
Total Unconsolidated Properties	74	94.1%	28,777	6,040	34,817	63.3%	18,327	22,054	12,414	15,017	4,562	5,519
Total Office Properties	261	90.1%	99,403	23,220	122,623	64.1%	74,803	90,846	58,126	70,789	21,363	26,019

(1)	Reflects our partnership’s interest before considering non-controlling interests in operating subsidiaries.

(2)	Reflects our partnership’s interest before considering non-controlling interests in subsidiaries, including Brookfield Canada Office Properties and Brookfield Prime Property Fund.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Retail Property Portfolio(1)			Assets Under Management	Proportionate at subsidiary level(2)		Proportionate to Unitholders(3)	Proportionate to LP Unitholders(4)
Dec. 31, 2015	Number of properties	% Leased	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
Brazil
São Paulo	4	95.4%	1,319	50.3%	664	289	106
Rio de Janeiro	2	94.9%	961	73.2%	703	280	103
Total Consolidated Properties	6	95.2%	2,280	60.0%	1,367	569	209

UNCONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	32	94.5%	26,135	83.7%	21,875	6,689	2,459
Southwest region	23	96.4%	24,644	88.0%	21,678	6,457	2,373
East North Central region	22	94.2%	21,463	87.0%	18,680	5,641	2,073
Southeast region	20	96.0%	19,165	79.0%	15,142	4,499	1,654
Mideast region	20	95.9%	19,063	87.0%	16,584	4,950	1,819
Mountain region	21	96.1%	17,187	90.7%	15,581	4,608	1,694
Northeast region	18	97.1%	15,010	85.9%	12,891	3,730	1,371
West North Central region	11	95.5%	10,188	94.9%	9,668	2,798	1,028
Total Unconsolidated Properties	167	95.6%	152,855	86.4%	132,099	39,372	14,471
Total Retail Properties	173	95.6%	155,135	86.0%	133,466	39,941	14,680

(1)	Does not include non-regional malls.

(2)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(3)	Reflects our partnership’s interest net of non-controlling interests described in note (2) above.

(4)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Industrial Property Portfolio		Assets Under Management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2015	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000's)
CONSOLIDATED PROPERTIES
United States
Texas Border	38	4,715	100.0%	4,715	1,413	519
Cincinnati/Indianapolis	5	2,676	100.0%	2,676	802	295
Dallas	4	1,687	100.0%	1,687	505	186
Houston, Austin, San Antonio	13	1,659	100.0%	1,659	497	183
Memphis	2	1,291	100.0%	1,291	387	142
Los Angeles	8	1,279	100.0%	1,279	383	141
Chicago	4	1,247	100.0%	1,247	374	137
Pennsylvania, Maryland, Virginia	3	1,201	100.0%	1,201	360	132
Atlanta	2	939	100.0%	939	281	103
South Florida	4	835	100.0%	835	250	92
Other U.S.	1	765	100.0%	765	229	84
New Jersey	1	343	100.0%	343	103	38
	85	18,637	100.0%	18,637	5,584	2,052
Europe
France	22	5,047	100.0%	5,047	1,737	638
Germany	15	3,597	100.0%	3,597	1,238	455
Netherlands	14	2,243	100.0%	2,243	772	284
Italy	3	1,406	100.0%	1,406	484	178
Spain	3	755	100.0%	755	260	96
United Kingdom	2	380	100.0%	380	131	48
	59	13,428	100.0%	13,428	4,622	1,699
Total Consolidated Properties	144	32,065	100.0%	32,065	10,206	3,751

UNCONSOLIDATED PROPERTIES
United States
Atlanta	8	3,785	30.0%	1,135	1,134	417
Cincinnati/Indianapolis	7	3,258	36.6%	1,191	976	359
Memphis	7	3,131	42.9%	1,343	938	345
Dallas	7	2,742	38.2%	1,046	822	302
Los Angeles	5	2,629	42.9%	1,127	788	290
New Jersey	3	2,552	50.0%	1,276	764	281
Chicago	6	2,141	44.9%	961	641	236
South Florida	10	1,384	39.7%	549	415	153
Houston, Austin, San Antonio	3	447	59.9%	268	134	49
Pennsylvania, Maryland, Virginia	1	401	50.0%	200	120	44
Total Unconsolidated Properties	57	22,470	40.5%	9,096	6,732	2,476
Total Industrial Properties	201	54,535	75.5%	41,161	16,938	6,227

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest before considering non-controlling interests of others in subsidiaries, including IDI and Gazeley.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Multifamily Property Portfolio		Assets Under Management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2015	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000's)
CONSOLIDATED PROPERTIES
United States
North Carolina	26	6,327	100.0%	6,327	2,216	815
New York	6	3,962	99.0%	3,922	1,187	436
Virginia	10	3,259	100.0%	3,259	1,435	527
Ohio	15	2,884	100.0%	2,884	1,417	521
Texas	10	2,684	100.0%	2,684	1,061	390
Michigan	5	1,534	100.0%	1,534	754	277
Florida	4	1,294	100.0%	1,294	636	234
South Carolina	5	1,268	100.0%	1,268	380	140
Indiana	3	836	100.0%	836	411	151
Georgia	3	699	100.0%	699	343	126
Maryland	1	140	100.0%	140	69	25
Total Consolidated Properties	88	24,887	99.8%	24,847	9,909	3,642

UNCONSOLIDATED PROPERTIES
United States
Texas	8	2,602	100.0%	2,602	566	208
Florida	9	2,446	100.0%	2,446	693	255
Arizona	6	2,314	100.0%	2,314	711	261
California	7	1,687	100.0%	1,687	629	231
Georgia	3	1,038	100.0%	1,038	217	80
Colorado	3	948	100.0%	948	234	86
Washington	4	758	100.0%	758	236	87
North Carolina	2	692	100.0%	692	168	62
Nevada	2	556	100.0%	556	207	76
Connecticut	2	394	100.0%	394	92	34
Massachusetts	2	304	100.0%	304	72	26
Virginia	1	226	100.0%	226	84	31
Total Unconsolidated Properties	49	13,965	100.0%	13,965	3,909	1,437
Total Multifamily Properties	137	38,852	99.9%	38,812	13,818	5,079

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries and properties.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Hospitality Property Portfolio		Assets Under Management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2015	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000's)
CONSOLIDATED PROPERTIES
North America	2	5,308	100.0%	5,308	1,661	611
United Kingdom	5	4,127	100.0%	4,127	1,323	486
Total Consolidated Properties	7	9,435	100.0%	9,435	2,984	1,097

UNCONSOLIDATED PROPERTIES
Germany	10	4,517	100.0%	4,517	2,259	830
North America	7	2,739	76.7%	2,100	437	161
Australia	3	1,298	100.0%	1,298	408	150
Total Unconsolidated Properties	20	8,554	92.5%	7,915	3,104	1,141
Total Hospitality Properties	27	17,989	96.4%	17,350	6,088	2,238

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Triple Net Lease Property Portfolio		Assets Under Management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unit holders(3)
Dec. 31, 2015	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000's)
CONSOLIDATED PROPERTIES
North America	320	16,368	100.0%	16,368	4,198	1,543
Total Consolidated Properties	320	16,368	100.0%	16,368	4,198	1,543

Total Triple Net Lease Properties	320	16,368	100.0%	16,368	4,198	1,543

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
The discussion and analysis of our financial condition and results of operations is based upon the Financial Statements, which have been prepared in accordance with IFRS. The preparation of the consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

Business Combinations
We account for business combinations in which control is acquired under the acquisition method. We consider three criteria that include input, process and output to assess whether acquired assets and assumed liabilities meet the definition of a business. The acquisition price is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. As a result, our partnership recognizes the acquiree’s identifiable assets and assumed liabilities at their acquisition-date fair values, except for non-current assets classified as held-for-sale, which are recognized at fair value less costs to sell. We also evaluate whether there are intangible assets acquired that have not previously been recognized by the acquiree and recognize them as identifiable intangible assets. The interests of non-controlling shareholders in the acquiree are initially measured at their proportion of the net fair value of the identifiable assets and assumed liabilities recognized.

To the extent that the acquisition price exceeds the fair value of the net identifiable assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable assets, the excess is recognized as a bargain purchase gain in our partnership’s net income for the respective reporting period.

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

In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give us the current ability to direct the relevant activities of the investee. We also make judgments as to the amount of potential voting rights which provides us or unrelated parties voting powers, the existence of contractual relationships that provide us voting power, the ability to appoint directors and the ability of other investors to remove us as a manager or general partner. We enter into voting agreements to provide our partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from our involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns we make judgments when we are an investor as to whether we are a principal or agent and whether another entity with decision-making rights is acting as an agent for us. If we determine that it is acting as an agent, as opposed to principal, we do not control the investee.

Revaluation Method Hospitality Assets
We account for our investments in hospitality properties as property, plant and equipment under the revaluation model. Hospitality properties are recognized initially at cost or fair value if acquired in a business combination and subsequently carried at fair value at the balance sheet date less any accumulated impairment and subsequent accumulated depreciation. Fair values are determined internally using discounted cash flow models with inputs from available market evidence.

Revaluations of hospitality properties are performed annually at December 31, the end of the fiscal year, to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within revaluation surplus, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Revaluation gains are recognized in other comprehensive income, and are not subsequently recycled into profit or loss. The cumulative revaluation surplus is transferred directly to retained earnings when the asset is derecognized.

In performing annual revaluations, we first qualitatively assess whether there is any indication that the hospitality properties may be impaired. If no indication is identified, no impairment will be recorded. If we have identified indicators for impairment, the asset’s carrying amount (i.e., fair value less any accumulated depreciation and impairment) is compared with the recoverable amount of the hospitality property, which is determined as the higher of the estimated fair value less costs on disposal or the present value of expected future cash flows generated from the use and eventual disposal of an asset. An impairment is taken if the recoverable amount is less than the carrying amount of the asset and is accounted for in the same manner as a revaluation decrease as illustrated in previous paragraphs.

GGP
As of December 31, 2015, we held an indirect 29% interest in GGP and were entitled to nominate three of the nine directors to GGP’s board and vote all of our shares for those directors.

We account for our investment in GGP following the equity method of accounting. The carrying value of our investment in GGP consists of our original cost of the investment plus our share of the earnings of GGP, determined in accordance with our accounting policies under IFRS, less distributions received from GGP. This includes our share of GGP’s unrealized fair value gains (losses) in respect of investment property, which is determined in accordance with our accounting policy for valuation of investment properties. Accordingly, the variance between the value of our investment in GGP based on the publicly-traded share price and the carrying value of the equity accounted investment is the result of recording our share of the IFRS net earnings of GGP, which includes the cumulative unrealized fair value gains arising from the fair value increases in the underlying investment properties.

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

Our evaluation of whether there are impairment indicators present includes consideration of a number of factors as required by IAS 36 including an evaluation of the technological, market, economic and legal environment in which GGP operates; consideration of whether GGP was, or in the near future is expected to be, in significant financial difficulty and an assessment of trends in actual net cash flows or operating profit or loss of GGP. Further, with respect specifically to the variance between the value of the investment as determined using the publicly-traded share price and the carrying value determined under IAS 28, we consider additional factors relative to this variance. This includes an analysis of the original blended cost of our investment in GGP compared to the publicly-traded share price over the period from the acquisition dates through each reporting date; the trend in the share price of GGP as at each reporting date up to and including the current date; and an assessment of the underlying cash flows that are expected to be derived from the operating and redevelopment properties, including the recovery in property values contributing to the fair value gains recorded by GGP.

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

Financial Instruments
We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines its measurement basis (e.g., fair value or amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with the valuation of investment properties. When designating derivatives in cash flow hedging relationships, we make assumptions about the timing and amount of forecasted transactions, including anticipated financings and refinancings.

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

Future Accounting Policy Changes
The following are accounting policies issued that our partnership expects to adopt in the future:

IFRS 16, Leases (“IFRS 16”) will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17, Leases (“IAS 17”) would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period. IFRS 16 supersedes IAS 17 and related interpretations and is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15, Revenue from Contracts with Customers has also been applied. The partnership is currently evaluating the impact of IFRS 16 to its consolidated financial statements.

IFRS 9, Financial Instruments (“IFRS 9”) will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements that are generally considered to be overly complex and difficult to apply. The new model results in a single impairment model being applied to all financial instruments, thereby removing a source of complexity associated with previous accounting requirements. It also introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted and will be applied retrospectively. The partnership is currently evaluating the impact of IFRS 9 to its consolidated financial statements.

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCA’s”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for the amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The amendments to IAS 16 and IAS 38 have an immaterial impact to the partnership’s consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with early application permitted, and will be applied retrospectively. The partnership is currently evaluating the impact of IFRS 15 to its consolidated financial statements.

IFRS 11, Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations (“Amendments to IFRS 11”) was amended by the IASB in May 2014. The objective of the amendments is to add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, Business Combinations (“IFRS 3”). Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. The Amendments to IFRS 11 are effective for annual periods beginning on or after January 1, 2016 and should be applied prospectively. The Amendments to IFRS 11 have an immaterial impact to the partnership’s consolidated financial statements.

5.B.    LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at December 31, 2015, capital totaled $65 billion compared with $59 billion at December 31, 2014.

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

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Investing activities which could include:

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future developments; and

◦	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $4,138 million at December 31, 2015 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities. Since December 31, 2014, we added construction facilities related to the active developments at One and Three Manhattan West ($968 million at share) and Principal Place ($593 million at share).

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Corporate cash and cash equivalents	$79	$73
Restricted cash related to issuance of preferred shares to QIA	—	1,800
Available committed corporate credit facility	368	130
Available subordinated credit facility	174	399
Corporate liquidity	621	2,402
Proportionate cash retained at subsidiaries	998	882
Proportionate availability under construction facilities	1,983	1,614
Proportionate availability under subsidiary credit facilities	536	305
Group-wide liquidity(1)	$4,138	$5,203

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Dec. 31, 2015
2016	$4,404
2017	3,916
2018	2,472
2019	2,517
2020	1,400
Thereafter	6,261
Deferred financing costs	(144)
Secured debt obligations	$20,826
Loan to value (%)	50.1%

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2015. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership. Summaries of our debt profile for each of our segments are included elsewhere in this Form 20-F.

For the years ended December 31, 2015, 2014 and 2013, the partnership made distributions to unitholders of $755 million, $663 million and $313 million, respectively. This compares to cash flow from operating activities of $590 million, $ 483 million and $421 million, respectively, for each of the three years then ended. In 2015 and 2014, distributions exceeded cash flow from operating activities. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. In 2015 and in 2014, the partnership funded the gap between its distributions and cash flow from operating activities through approximately $285 million and $431 million of realized gains within derivative contracts and the disposition of assets with meaningful returns on capital, respectively. Distributions made to unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

 5.C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

 5.D.    TREND INFORMATION

We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. Our beliefs as to the opportunities for our partnership to increase occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements”.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

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

 5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2015:

(US$ Millions)		Payments due by period
Dec. 31, 2015	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations	$30,526	$7,787	$4,288	$4,859	$3,170	$3,292	$7,130
Capital securities	4,031	503	—	—	—	500	3,028
Lease obligations	5,180	33	33	33	37	36	5,008
Commitments(1)	1,885	851	606	351	77	—	—

Interest expense(2):
Long term debt	4,788	$1,161	$993	$729	$560	$456	$889
Capital securities	1,343	184	178	178	178	154	471
Interest rate swaps	32	14	6	5	4	3	—

(1)	Primarily consists of construction commitments on commercial developments.

(2)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

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

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation
Jeffrey M. Blidner Toronto, Canada	67	Director	Senior Managing Partner of Brookfield Asset Management
Soon Young Chang Dubai, United Arab Emirates	56	Director	Director of Dubai World; Senior Advisor of Investment Corporation of Dubai
Richard B. Clark Larchmont, United States	58	Chairman of the Board, Director	Senior Managing Partner of Brookfield Asset Management and Chairman, Brookfield Property Group
Omar Carneiro da Cunha(3) Rio de Janeiro, Brazil	69	Director	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes
Stephen DeNardo(2) Stamford, United States	62	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Louis Joseph Maroun(2)(3) Warwick, Bermuda	65	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
Lars Rodert(3) Stockholm, Sweden	54	Director	Founder and Chief Executive Officer of ÖstVäst Capital Management
Lisa M. Shalett Purchase, United States	49	Director	Director
José Ramón Valente Vías (2) Santiago, Chile	53	Director	Partner and Executive Director of ECONSULT

(1)	The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.

(2)	Member of the audit committee. Mr. DeNardo is the Chair of the audit committee and is the audit committee financial expert.

(3)	Member of the governance and nominating committee. Mr. Maroun is the Chair of the governance and nominating committee.

Set forth below is biographical information for the BPY General Partner’s current directors.

Jeffrey M. Blidner. Mr. Blidner is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Mr. Blidner is also Chief Executive Officer of Brookfield’s Private Funds Group, Chairman and a director of Brookfield Renewable Energy Partners L.P. and a director of Brookfield Infrastructure Partners L.P. and Rouse. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

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

Richard B. Clark. Mr. Clark is a Senior Managing Partner of Brookfield Asset Management and Chairman of the board of directors of the company, Chairman of Rouse and a member of the board of directors of GGP and Brookfield Office Properties. He has over 30 years of real estate experience. Mr. Clark has been employed by Brookfield and its predecessors since 1984 in various senior roles including President and CEO of Brookfield Office Properties. Mr. Clark holds a Bachelor of Science in Business from the Indiana University of Pennsylvania.

Omar Carneiro da Cunha. Mr. Cunha is a Senior Partner with Dealmaker Ltd., a consultancy and M&A advisory firm, with a focus in telecommunications, information technology, oil & gas and retail, and has also been a Senior Partner of BOND Consultoria Empresarial e Participacoes since 1994. He was the Chairman of “Bob’s”, a Brazilian fast food company, from 1995 to 2008, a director of the Energisa Group since 1996, and a director of Grupo Libra since 2010. In 2005, Mr. Cunha was the Deputy Chairman and Chief Executive Officer of VARIG Brazilian Airline. From 1995 to 1998, Mr. Cunha was the President of AT&T Brasil and a member of the Management Committee of AT&T International. Prior to that, Mr. Cunha worked for 27 years in Brazil and abroad for the Royal Dutch/Shell Group, and was President of Shell Brasil, Billiton Metals and Shell Quimica from 1991 to 1994. Mr. Cunha is currently a member of the board of Cultura Inglesa S/A and of the American Chamber of Commerce for Brazil.

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

Louis Joseph Maroun. Mr. Maroun is the Founder and Chairman of Sigma Real Estate Advisors and Sigma Capital Corporation, which specializes in international real estate advisory services. Prior to this role, Mr. Maroun was the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun also is on the board of directors of Brookfield Renewable Energy Partners L.P., Summit Industrial Income REIT and ThermoCeramix Corp. Mr. Maroun graduated from the University of New Brunswick in 1972 with a Bachelor’s degree, followed by a series of post graduate studies and in January of 2007, after a long and successful career in investment real estate, Mr. Maroun was elected to the position of Fellow of the Royal Institute of Chartered Surveyors.

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

Lisa M. Shalett. Ms. Shalett is a former Partner at Goldman Sachs, where she worked for 20 years. Over her career, she held a number of different senior leadership roles in both revenue-producing and control functions, including Head of International Equities, COO of Global Compliance, Legal and Internal Audit, and, most recently, Global Head of Brand Marketing and Digital Strategy in the Executive Office, overseeing Goldman Sachs’ corporate brand. She serves on the board of PerformLine, the Advisory Board of the Coach/K Fuqua Center on Leadership and Ethics at Duke University, the Steering Committee of Kellogg’s Center for Executive Women, and as an International Selection Panelist for Endeavor. Ms. Shalett received a Master of Business Administration from Harvard Business School, and a Bachelor of Arts, summa cum laude, in East Asian Studies from Harvard University.

José Ramón Valente Vías. Mr. Valente is a partner and executive director of ECONSULT. Mr. Valente is the representative in Chile of Fidelity Investments (U.S.A.) and was a founding partner and director of Duff and Phelps Rating Agency in Chile, Argentina and Peru between 1989 and 2000. Mr. Valente was a Finance and Macroeconomics professor in Universidad de Chile and Universidad Gabriela Mistral between 1989 and 1993. Mr. Valente is currently a member of the board of several companies, such as Transelec Chile S.A. and Cementos Bío Bío S.A. Mr. Valente is currently a director of the SEP (Public Companies System of the Chilean State). Mr. Valente holds a Commercial Engineering degree from Universidad de Chile and Master in Business Administration from the University of Chicago.

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

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Brian W. Kingston	42	18	15	Chief Executive Officer
Bryan K. Davis	42	20	17	Chief Financial Officer

Set forth below is biographical information for Messrs. Kingston and Davis.

Brian W. Kingston. Mr. Kingston was named Chief Executive Officer in 2015. He is also a Senior Managing Partner at Brookfield Asset Management and a director of GGP and Rouse. Prior to that, he was the President and Chief Investment Officer of Brookfield Property Group. Mr. Kingston joined Brookfield in 2001 and held senior management positions within the company and its affiliates, including providing mergers and acquisitions, merchant banking and real estate advisory services. From 2008 to 2012, Mr. Kingston held leadership roles for Brookfield in Australia where the company acquired and integrated property and infrastructure businesses. Mr. Kingston holds a Bachelor of Commerce degree from Queen’s University.

Bryan K. Davis. Mr. Davis was named Chief Financial Officer in 2015. Prior to that, he was Chief Financial Officer of Brookfield Office Properties, a role he had served since 2007. Before taking that role, he was Senior Vice President, Finance at Brookfield Asset Management. Prior to that, Mr. Davis spent four years in various senior finance positions including Chief Financial Officer of Trilon Financial Corporation, Brookfield Asset Management’s financial services subsidiary. Prior to joining Brookfield Asset Management in 1999, Mr. Davis was involved in providing restructuring and advisory services at Deloitte & Touche LLP. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

The directors and officers of the BPY General Partner and our Service Providers and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, our units representing in the aggregate less than 1% of our issued and outstanding units on a fully exchanged basis.

 6.B.    COMPENSATION

The BPY General Partner pays each of its directors $100,000 per year for serving on its board of directors and various board committees. The BPY General Partner pays the chair of the audit committee an additional $20,000 per year and pays the other members of the audit committee an additional $10,000 per year for serving in such positions. The BPY General Partner also pays the lead independent director an additional $10,000 per year.

The BPY General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Service Providers pursuant to which each Service Provider and certain other affiliates of Brookfield provide, or arrange for other Service Providers to provide, day-to-day management and administrative services for our company, the Property Partnership and the Holding Entities. The fees payable under the Master Service Agreement are set forth under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement - Management Fee”.

Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under the Master Services Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management - Our Management”, are not be compensated by our company or the BPY General Partner. Instead, they are compensated by Brookfield.

Director Unit Ownership Requirements

The BPY General Partner believes that directors can better represent our company’s unitholders if they have economic exposure to our company themselves. Our company expects that non-Brookfield-employed directors, or outside directors, should hold sufficient limited partnership units such that the acquisition costs of units held by such directors are equal to at least two times their annual retainer, as determined by the board of directors from time to time.

Outside directors are required to purchase limited partnership units on an annual basis in an amount not less than 20% of the minimum economic ownership requirement until the requirement is met. Outside directors are required to achieve this minimum economic ownership within five years of joining the board. In the event of an increase in the annual retainer fee, the outside directors will have two years from the date of the change to comply with the ownership requirement. In the case of outside directors who have served on the board less than five years at the date of the change, such directors will be required to comply with the ownership requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board, and (ii) two years following the date of the change in retainer fee. Five of our outside directors have met this minimum economic ownership requirement and the remaining two outside directors, who have served less than five years on the board, have met the 20% annual minimum purchase requirements.

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

Size, Independence and Composition of the Board of Directors

The BPY General Partner’s board of directors may consist of between 3 and 11 directors or such other number of directors as may be determined from time to time by a resolution of the BPY General Partner’s shareholders and subject to its bye-laws. The board is currently set at nine directors and a majority of the directors of the BPY General Partner’s board of directors are independent. In addition, the BPY General Partner’s bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

Lead Independent Director

The BPY General Partner’s board of directors has selected Lars Rodert to serve as lead independent director. The lead independent director's primary role is to facilitate the functioning of the board (independently of the Service Providers and Brookfield), and to maintain and enhance the quality of our company's corporate governance practices. The lead independent director presides over the private sessions of the independent directors of the BPY General Partner that take place following each meeting of the board and conveys the results of these meetings to the chair of the board. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with unitholders or other stakeholders of our company.

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

Action by the Board of Directors

The BPY General Partner’s board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. The BPY General Partner’s board of directors holds a minimum of four meetings per year. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken. Depending on the size of the board of directors, each director shall be entitled to a number of votes set forth in the bye-laws of the BPY General Partner such that any director designated by the Class A Preferred Unitholder will have less than 10% of the aggregate number of votes that may be cast by all directors taken together.

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

Transactions Requiring Unitholder Approval
Limited partners have consent rights with respect to certain fundamental matters and related party transactions (in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators, or MI 61-101) and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. See “Description of the Property Partnership Limited Partnership Agreement - Amendment of the Property Partnership Limited Partnership Agreement”, “Description of the Property Partnership Limited Partnership Agreement - Opinion of Counsel and Limited Partner Approval”, and “Description of the Property Partnership Limited Partnership Agreement - Withdrawal of the Managing General Partner”.

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

Governance and Nominating Committee

The BPY General Partner’s board of directors is required to maintain at all times a governance and nominating committee that operates pursuant to a written charter. The governance and nominating committee is required to consist solely of independent directors and not more than 50% of the governance and nominating committee members may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

Under the BPY General Partner’s bye-laws, the BPY General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representatives, shareholders and employees, any person who serves on a governing body of the Property Partnership or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our company’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the BPY General Partner’s bye-laws: (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The BPY General Partner’s bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

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

 6.D.    EMPLOYEES

The BPY General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Service Providers pursuant to which each Service Provider and certain other affiliates of Brookfield provide, or arrange for other Service Providers to provide, day-to-day management and administrative services for our company, the Property Partnership and the Holding Entities. The fees payable under the Master Service Agreement are set forth under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement - Management Fee”.

 6.E.    SHARE OWNERSHIP

Each of the directors and officers of the BPY General Partner own less than 1% of our units.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.    MAJOR SHAREHOLDERS

As of the date of this Form 20-F, there are 261,389,269 limited partnership units of our company outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, Future Fund Board of Guardians, or Future Fund, Manulife Financial Corporation, Partners Limited and the Class A Preferred Unitholder, beneficially owns or controls or directs, directly or indirectly, more than 5% of our units. See also the information contained in this Form 20-F under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.

As of March 11, 2016, 119,350 of our outstanding units were held by 1,311 holders of record in the United States, not including units of our company held of record by the Depository Trust Company, or DTC. As of March 11, 2016, DTC was the holder of record of 80,373,120 units.

As of March 11, 2016, 281,394 of our outstanding units were held by 4,140 holders of record in Canada, not including units of our company held of record by Clearing and Depository Services Inc., or CDS. As of March 11, 2016, CDS was the holder of record of 180,602,522 units.

The following table presents information regarding the beneficial ownership of our company, as of March 11, 2016, by each person or entity that we know beneficially owns 5% or more of our company.

	Units Outstanding
Name and Address	Units Owned(1)	Percentage
Brookfield Asset Management Inc.(2) Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	482,797,859	68%
Future Fund Board of Guardians(3) Level 43, 120 Collins Street Melbourne VIC 3000, Australia	12,128,906	5%
Manulife Financial Corporation(4) 200 Bloor Street East Toronto, Ontario M4W 1E5	15,338,833	6%
Partners Limited(5) Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	486,411,305	68%
Qatar Investment Authority(6) Q-Tel Tower Diplomatic Area Street, West Bay Doha, Qatar	70,038,910	9%

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

 7.B.    RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH BROOKFIELD

Brookfield Asset Management

Brookfield Asset Management is a global alternative asset manager with approximately $225 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield Asset Management is listed on the NYSE under the symbol “BAM”, on the TSX under the symbol “BAM.A” and on the NYSE Euronext under the symbol “BAMA”.

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

Brookfield Asset Management has a strong track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Brookfield has also established and manages a number of private investment entities, managed accounts, joint ventures, consortiums, partnerships and investment funds whose investment objectives include the acquisition of commercial property and Brookfield may in the future establish similar funds. Nothing in the Relationship Agreement limits or restricts Brookfield from establishing or advising these or similar entities or limits or restricts any such entities from carrying out any investment. Brookfield Asset Management has agreed that it will offer our company the opportunity to take up Brookfield’s share of any investment through these consortium arrangements or by one of these entities that involves the acquisition of commercial property that is suitable for us, subject to certain limitations.

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

Other Services

Brookfield may provide services to our operating entities which are outside the scope of our Master Services Agreement under arrangements that are on market terms and conditions, or otherwise permitted or approved by independent directors, pursuant to our conflicts policy, and pursuant to which Brookfield will receive fees. The services that may be provided under these arrangements include financial advisory, property management, facilities management, development, relocation services, construction activities, marketing or other services.

Preferred Shares of Certain Holding Entities

Brookfield holds $750 million of Class B and $500 million of Class C redeemable preferred shares of CanHoldco, one of our Holding Entities, which it received as partial consideration for causing the Property Partnership to acquire substantially all of Brookfield Asset Management’s commercial property operations. The Class B preferred shares are entitled to receive a cumulative preferential dividend equal to 5.75% of their redemption value as and when declared by the board of directors of CanHoldco until the fifth anniversary of their issuance, after which the preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes. CanHoldco may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield has a right of retraction following the fifth anniversary of the issuance of the Class B preferred shares. The Class C preferred shares are entitled to receive a cumulative preferential dividend equal to 6.75% of their redemption value as and when declared by the board of directors of CanHoldco. CanHoldco may redeem the Class C preferred shares at any time and must redeem all of the outstanding Class C preferred shares on the seventh anniversary of their issuance. Brookfield has a right of retraction following the third anniversary of the issuance of the Class C preferred shares. The Class B and Class C preferred shares are entitled to vote with the common shares of CanHoldco and each class of preferred shares has an aggregate of 1% of the votes to be cast in respect of CanHoldco. We have agreed to use our commercially reasonable efforts to, as soon as reasonably practical, issue debt or equity securities or borrow money from one or more financial institutions or other lenders, on terms reasonably acceptable to us, in an aggregate amount sufficient to fund the redemption by CanHoldco of the Class C preferred shares. The terms of any such financing may be less favorable to us than the terms of the Class C preferred shares.

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

In addition, Brookfield has provided $5 million of working capital to each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities, for a total of $25 million, through a subscription for preferred shares of such entities. These preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity, subject to certain limitations, at any time after the twentieth anniversary of their issuance. The preferred shares are entitled to vote with the common shares of the applicable entity and have an aggregate of 1% of the votes to be cast in respect of the applicable entity.

Redemption-Exchange Mechanism

At any time after April 15, 2015, the holders of Redemption-Exchange Units of the Property Partnership have the right to require the Property Partnership to redeem all or a portion of the Redemption-Exchange Units for either (a) cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (subject to certain adjustments) or (b) such other amount of cash as may be agreed by the relevant holder and the Property Partnership, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for our units. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Redemption-Exchange Mechanism”. Taken together, the effect of the redemption right and the right of exchange is that the holders of Redemption-Exchange Units will receive our units, or the value of such units, at the election of our company. Should we determine not to exercise our right of exchange, cash required to fund a redemption of Redemption-Exchange Units will likely be financed by a public offering of our units.

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

Credit Facility

On December 6, 2013, we entered into a $500 million subordinated credit facility with Brookfield to supplement our liquidity. Under the facility, we do not pay a commitment fee on any undrawn balance. The size of this facility was increased to $700 million in March 2014 and to $1.0 billion in December 2014.

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

With respect to transactions in which there may be a conflict of interest, the BPY General Partner may be required to seek the prior approval of its governance and nominating committee pursuant to a conflicts policy that has been approved by its governance and nominating committee. These transactions include: (i) acquisitions by us from, and dispositions by us to, Brookfield; (ii) the dissolution of our partnership or the Property Partnership; (iii) any material amendment to our Master Services Agreement, the Relationship Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; (iv) any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (v) termination of, or any determinations regarding indemnification under, our Master Services Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; and (vi) any other material transaction involving us and Brookfield. Pursuant to our conflicts policy, the BPY General Partner’s governance and nominating committee may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. See “Canadian Securities Law Exemptions” below for application of MI 61-101 to our company.

The conflicts policy states that conflicts be resolved based on the principles of transparency, third party validation and approvals. The policy recognizes the benefit to us of our relationship with Brookfield and our intent to pursue a strategy that seeks to maximize the benefits from this relationship. The policy also recognizes that the principal areas of potential application of the policy on an ongoing basis are in connection with our acquisitions and our participation in Brookfield-led consortiums and partnership arrangements, together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying operating entities.

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

Canadian Securities Law Exemptions

MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our market capitalization, if the indirect equity interest in our company, which is held in the form of Redemption-Exchange Units, or in the form of non-voting Exchange LP Units, is included in the calculation of our company’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximate 62% indirect interest in our company held in the form of Redemption-Exchange Units. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest and Fiduciary Duties” above and Item 10.B. “Memorandum and Articles of Association – Description of Our Units and Our Limited Partnership Agreement – Exchange LP Units and the Support Agreement” below.

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

Management Fee

Pursuant to our Master Services Agreement, we pay a base management fee to the Service Providers equal to 0.5% of the total capitalization of our partnership, subject to an annual minimum of $50 million (plus the amount of any annual escalation by the specified inflation factor). For any quarter in which the BPY General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or Redemption-Exchange Units, subject to certain conditions.

Reimbursement of Expenses and Certain Taxes

We also reimburse the Service Providers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services, including those of any third party. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

The relevant Service Recipient reimburses the Service Providers for all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party. Such out-of-pocket fees, costs and expenses include, among other things: (i) fees, costs and expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration of any Service Recipient in respect of services; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed by the Service Providers under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Providers that are reasonably necessary for the performance by the Service Providers of their duties and functions under our Master Services Agreement.

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

VOTING AGREEMENTS

Our company and Brookfield have determined that it is advisable for certain subsidiaries of our company to have the ability to control the entities through which we hold certain of our operating entities, or the Specified Entities, including certain of our investments by private equity funds. Accordingly, subsidiaries of our company have entered into voting agreements to provide us with the ability to elect to have voting rights over the Specified Entities.

Pursuant to the voting agreements, voting rights, if elected, with respect to any of the Specified Entities will be voted in accordance with the direction of these subsidiaries with respect to certain matters, including: (i) the election of a majority of directors or their equivalent, if any; (ii) any merger, amalgamation, consolidation, business combination or other similar material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (iv) any amendment to its governing documents; or (v) any commitment or agreement to do any of the foregoing.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of our company, no current or former director, officer or employee of our company, nor any associate or affiliate of any of them, is or was indebted to our company at any time since its formation.

The aggregate indebtedness to Brookfield Office Properties (one of our operating entities) or its subsidiaries of all officers, directors and employees and former officers, directors and employees of Brookfield Office Properties and its subsidiaries is C$698,726. No loans have been extended by Brookfield Office Properties since July 30, 2002 to directors, executives or senior officers of Brookfield Office Properties. Richard B. Clark, the former CEO of Brookfield Office Properties, has an outstanding non-interest bearing loan from Brookfield Office Properties of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2015 was C$698,726. Mr. Clark’s securities purchased with the loan are held as security for the loan.

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

ITEM 8.    FINANCIAL INFORMATION

 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements”.

 8.B.    SIGNIFICANT CHANGES

On February 2, 2016, the partnership sold World Square Retail in Sydney for A$285 million.

On February 3, 2016, the partnership was assigned a BBB corporate rating by Standard & Poor’s Rating Services with a stable outlook.

On February 5, 2016, the partnership announced that its Board of Directors approved an increase in distributions per unit from $0.265 per unit per quarter to $0.28 per unit per quarter.

On February 25, 2016, a real estate fund managed by Brookfield Asset Management entered into a definitive agreement to acquire all of the outstanding shares of Rouse, not owned by the partnership, for $18.25 per share in cash.

On February 29, 2016, Royal Centre in Vancouver was sold for C$428 million.

ITEM 9.    THE OFFER AND LISTING

 9.A.    OFFER AND LISTING DETAILS

The following table sets forth the annual high and low prices for our units on the TSX and NYSE for the periods indicated since when-issued trading commenced on April 15, 2013:

		Units on TSX		Units on NYSE
		High	Low	High	Low
		(C$)	(C$)	(US$)	(US$)
Year Ended	December 31, 2013	24.70	19.47	23.99	18.80
Year Ended	December 31, 2014	27.55	20.41	23.94	18.19
Year Ended	December 31, 2015	33.12	26.02	26.54	19.89

The following table sets forth the quarterly high and low prices for the Units on the TSX and NYSE for the periods indicated for the past two financial years:

	Units on TSX		Units on NYSE
	High	Low	High	Low
	(C$)	(C$)	(US$)	(US$)
January 1, 2014 to March 31, 2014	22.26	20.41	20.23	18.19
April 1, 2014 to June 30, 2014	22.77	20.45	20.92	18.50
July 1, 2014 to September 30, 2014	23.90	21.66	21.94	20.21
October 1, 2014 to December 31, 2014	27.55	22.60	23.94	20.24
January 1, 2015 to March 31, 2015	33.12	26.40	26.54	22.63
April 1, 2015 to June 30, 2015	31.02	26.78	24.90	21.80
July 1, 2015 to September 30, 2015	30.07	26.02	23.12	19.89
October 1, 2015 to December 31, 2015	32.25	28.30	24.20	21.24
January 1, 2016 to March 11, 2016	31.84	26.00	22.95	18.69

The following table sets forth, for the periods indicated, the market price ranges and trading volumes of the Units on the TSX and NYSE for the most recent six months:

	Units on TSX			Units on NYSE
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)		(US$)	(US$)
2015
October	31.69	28.30	3,495,611	24.20	21.49	1,896,843
November	31.30	29.19	3,488,912	23.85	21.91	1,813,547
December	32.25	29.23	3,223,412	23.30	21.24	3,915,196

2016
January	31.84	28.32	3,627,293	22.95	19.42	5,489,305
February	29.68	26.00	4,199,428	21.43	18.69	3,277,960
March (March 1 to March 11)	28.81	27.42	1,687,015	21.69	20.44	1,238,762

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

Our Units

Our units are non-voting limited partnership interests in our company. A holder of our units does not hold a share of a body corporate. As holders of units of our company, holders do not have statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The rights of holders of units of our company are based on our limited partnership agreement, amendments to which may be proposed only by or with the consent of the BPY General Partner as described below under “- Amendment of Our Limited Partnership Agreement”.

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

Holders of our units do not have the ability to call meetings of unitholders, and holders of our units are not entitled to vote on matters relating to our company except as described below under “- No Management or Control; Limited Voting”. Any action that may be taken at a meeting of unitholders may be taken without a meeting if written consent is solicited by or on behalf of the BPY General Partner and it receives approval of not less than the minimum percentage of support necessary to authorize or take such action at a meeting as described below under “- Meetings”.

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

As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the price of each unit purchased, the number of units purchased under the distribution reinvestment plan on the distribution payment date and the total number of units, computed to four decimal places, held for the account of the participant under the distribution reinvestment plan (or, in the case of beneficial holders, CDS will receive such statement on behalf of the beneficial holders participating in the plan). While our company does not issue fractional units, a plan participant’s entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at a price per unit based upon the closing price for our units on the NYSE on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain unit certificates for any number of whole units held for the participant’s account under the plan by notifying the plan agent. Certificates for units acquired under the plan will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring units held for a participant’s account (except for sale of our units through the plan agent), a registered holder must request that his or her units be electronically transferred to his or her brokerage account or a unit certificate be issued. The automatic reinvestment of distributions under the plan will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions are payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs are borne by our company.

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

The BPY General Partner has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The BPY General Partner has adopted a distribution policy pursuant to which our company intends to make quarterly cash distributions in the amount currently anticipated to be approximately $1.12 per unit on an annualized basis. Our distribution policy is to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to raise external capital. We believe that a payout ratio of 80% of FFO should accomplish this objective. See Item 5.A. “Operating and Financial Review and Prospects - Operating Results” for a discussion of FFO. We have invested a substantial amount of capital in development and redevelopment projects primarily in our office and retail platforms. Once we realize stabilized cash flow from these initiatives, we expect the growth in our payout to meet its target range of 5% to 8% annually. Our company, the Property Partnership or one or more Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

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

Distributions made by the Property Partnership will be made pro rata with respect to the Property Partnership’s managing general partnership interest owned by us and those limited partnership interests owned by Brookfield. Our company’s ability to make distributions will also be subject to additional risks and uncertainties, including those set forth in this Form 20-F under Item 3.D. “Key Information - Risk Factors” and Item 5. “Operating and Financial Review and Prospects”. In particular, see Item 3.D “Key Information - Risk Factors - We may not be able to make distributions to holders of our units in amounts intended or at all” and “- Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders.” In addition, the BPY General Partner will not be permitted to cause our company to make a distribution if we do not have sufficient cash on hand to make the distribution, if the distribution would render our company insolvent or if, in the opinion of the BPY General Partner, the distribution would leave us with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act of 1883.

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

No Management or Control; Limited Voting

Our company’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. Limited partners are not entitled to vote on matters relating to our company, although holders of units are entitled to consent to certain matters with respect to certain amendments to our limited partnership agreement and certain matters with respect to the withdrawal of the BPY General Partner as described in further detail below. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units. In addition to their rights under our limited partnership agreement, limited partners have consent rights with respect to certain fundamental matters and related party transactions (in accordance with MI 61-101) and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.

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

1)
enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

2)
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

No Limited Partner Approval

Subject to applicable law, the BPY General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

1)	a change in the name of our company, the location of our registered office or our registered agent;

2)	the admission, substitution or withdrawal of partners in accordance with our limited partnership agreement;

3)
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

4)	an amendment that the BPY General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

5)
an amendment that is necessary, in the opinion of our counsel, to prevent our company or the BPY General Partner or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

6)
an amendment that the BPY General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

7)	any amendment expressly permitted in our limited partnership agreement to be made by the BPY General Partner acting alone;

8)
any amendment that the BPY General Partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by our company of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our limited partnership agreement;

9)	a change in our company’s fiscal year and related changes; or

10)	any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, the BPY General Partner may make amendments to our limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the BPY General Partner:

1)
do not adversely affect our company’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

2)	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

3)
are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;

4)	are necessary or appropriate for any action taken by the BPY General Partner relating to splits or combinations of units under the provisions of our limited partnership agreement; or

5)	are required to effect the intent expressed in this Form 20-F or the intent of the provisions of our limited partnership agreement or are otherwise contemplated by our limited partnership agreement.

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

Our limited partnership agreement provides that each person who is entitled to be indemnified by our company (other than the BPY General Partner), as described below under “- Indemnification; Limitations on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by us. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity and any other holding entity established by us (or any of their respective investors), and shall be deemed not to be a breach of the BPY General Partner’s fiduciary duties or any other obligation of any type whatsoever of the BPY General Partner. None of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, any other holding entity established by us or any other person shall have any rights by virtue of our limited partnership agreement or our partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our company as described below under “- Indemnification; Limitations on Liability”.

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

Book-Based System

Our units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, CDS or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of our units may be effected through the book-based system administered by CDS or DTC as applicable.

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

Redemption-Exchange Mechanism

At any time, the holders of the Redemption-Exchange Units have the right to require the Property Partnership to redeem all or a portion of the Redemption-Exchange Units for cash, subject to our company’s right to acquire such interests for our units as described below. Any such holder may exercise its right of redemption by delivering a notice of redemption to the Property Partnership and our company.

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

•
third, an equity enhancement distribution of 100% of any available cash then remaining to Property Special LP until an amount equal to 0.3125% of the amount by which our company’s total capitalization value exceeds the total capitalization value of our company determined immediately following the Spin-off has been distributed to Property Special LP, provided that for any quarter in which our company determines that there is insufficient cash to pay this equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units. This distribution for any quarter will be reduced by an amount equal to (i) the proportion of each cash payment in relation to such quarter made by an Operating Entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to this equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such Operating Entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such Operating Entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (i) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed and the deduction of such amount will not result in this equity enhancement adjustment being less than zero; and (ii) the amount, if any, by which 0.125% of the total capitalization value of our company on the last day of such quarter exceeds $12.5 million (plus the amount of any annual escalation by the specified inflation factor), provided that the deduction of such amount under this clause (ii) will not result in this equity enhancement adjustment being less than zero. The total capitalization value of our company will be equal to the aggregate of the value of all of our outstanding units and the securities of other Service Recipients that are not held by our company, the Property Partnership, the Holding Entities, the operating entities or any other direct or indirect subsidiary of a Holding Entity, plus all outstanding third party debt (including, generally, debt owed to Brookfield but not amounts owed under the Brookfield revolving credit facility that was in place at closing of the Spin-off) with recourse against our company, the Property Partnership or a Holding Entity, less all cash held by such entities;

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

In 2015, we paid $60 million of equity enhancement distributions and no incentive distributions to Property Special LP. Set forth below is an example of how the base management fee, equity enhancement and incentive distributions to be made to Property Special LP are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of our company’s expectations.

	Quarterly		Annualized
Illustrative Base Management Fee Calculation	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Capitalization at illustrative quarter-end(1)
Market value of our company’s units per unit	$22.90	16,287.6	$22.90	16,287.6
Add: Brookfield Group preferred shares		1,275.0		1,275.0
Add: QIA preferred shares		1,800.0		1,800.0
Add: Recourse debt, net of cash		1,587.8		1,587.8
Total capitalization		$20,950.4		$20,950.4
Base management fee rate		0.125%		0.500%
Base management fee		$26.2		$104.8

(1)
Based on the number of units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2015. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (NYSE) for the preceding five trading days. For illustrative purposes only, the example above assumes a value of $22.90 per unit.

		Quarterly		Annualized
Illustrative Equity Enhancement Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Initial capitalization(1)
Market value of our company's units per unit		$21.914		$21.914
Our company's units	80.2
Redemption-Exchange Units held by Brookfield(2)	386.1
Total units	466.3
Total market value			$10,218.2		$10,218.2

Preferred shares of holding entities held by Brookfield			1,275.0		1,275.0
Recourse debt, net of cash			(25.0)		(25.0)
Total capitalization			$11,468.2		$11,468.2

Capitalization at illustrative quarter end(3)
Market value of our company's units per unit		$22.90		$22.90
GP Units and LP Units	254.2
Exchange LP Units	21.1
Redemption-Exchange Units held by Brookfield(2)	437.4
Total units	712.7
Total market value			$16,287.6		$16,287.6
Preferred shares of holding entities held by Brookfield			1,275.0		1,275.0
QIA preferred shares			1,800.0		1,800.0
Recourse debt, net of cash			1,587.8		1,587.8
Total capitalization			$20,950.4		$20,950.4
Increase in total capitalization			$9,482.2		$9,482.2

Days in quarter / year			90		365
Fraction of quarter / year(4)			100.00%		100.00%
Equity enhancement distribution fee rate			0.3125%		1.25%
Gross equity enhancement distribution to Property Special LP			$29.6		$118.5
Fee offsets(5)			(22.4)		(89.5)
Net equity			$7.2		$29.0

(1)
For purposes of calculating the equity enhancement distribution at each quarter end, the initial total capitalization against which the quarter end total capitalization is measured will always be our company’s total capitalization immediately following the Spin-off. For purposes of calculating the initial total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (NYSE) for the 30 trading days commencing on April 15, 2013, the date of the Spin-off.

(2)
Includes (a) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for our company’s units in accordance with the Redemption-Exchange Mechanism and (b) Special LP Units held by Property Special LP. For purposes of calculating total capitalization, the value of these securities is assumed to be equal to the value of our company’s units.

(3)
Based on the number of units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2015. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (NYSE) for the preceding five trading days. For illustrative purposes only, the example above assumes a value of $22.90 per unit.

(4)	The example above assumes a full illustrative quarter and a full illustrative year. The equity enhancement distribution fee will be pro-rated for any partial payment period.

(5)
The equity enhancement distribution for any quarter will be reduced by an amount equal to (i) the proportion of each cash payment in relation to such quarter made by an Operating Entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to the equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such Operating Entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such operating entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (i) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed and the deduction of such amount will not result in this equity enhancement adjustment being less than zero; and (ii) the amount, if any, by which 0.125% of the total capitalization value of our company on the last day of such quarter exceeds $12.5 million (plus the amount of any annual escalation by the specified inflation factor), provided that the deduction of such amount under this clause (ii) will not result in this equity enhancement adjustment being less than zero. For any quarter in which our company determines that there is insufficient cash to pay the equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units.

		Quarterly		Annualized
Illustrative Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.265		$1.060
First distribution threshold		$0.275		$1.100
Total units of Property Partnership(1)	712.7
Total first distribution			$188.5		$754.1
Distribution in excess of first distribution threshold		$—		$—
Total units of Property Partnership(1)	712.7
Second distribution to all partners			$—		$—
15% incentive distribution to Property Special LP			—		—
Total second distribution			$—		$—
Distribution in excess of second distribution threshold		$—		$—
Total units of Property Partnership(1)	712.7
Third distribution to all partners			$—		$—
25% incentive distribution to Property Special LP			—		—
Total third distribution			$—		$—
Total distributions to partners of the Property Partnership (including incentive distributions)			$188.5		$754.1
Total incentive distributions to Property Special LP			$—		$—

(1)
Based on the number of units on December 31, 2015. Includes (a) Managing General Partner Units of the Property Partnership held by our company, (b) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for the company’s units in accordance with the Redemption-Exchange Mechanism and (c) Special LP Units of the Property Partnership held by Property Special LP.

The table below quantifies, on a quarterly and annualized basis, all management fees and equity enhancement and incentive distributions that would be earned based on the equity enhancement and incentive distribution examples set forth above. The table below is for illustrative purposes only and is not indicative of our company’s expectations.

	Quarterly	Annualized
Total Illustrative Amounts	$m	$m
Base management fee(1)	$26.2	$104.8
Equity enhancement distribution	7.2	29.0
Incentive distribution	—	—
Total	$33.4	$133.8

(1)
On August 3, 2015, the board of directors of the partnership approved an amendment to the base management fee and equity enhancement distribution calculations, as of the beginning of the third quarter of 2015. Pursuant to this amendment, the annual base management fee paid by the partnership to Brookfield Asset Management was changed from $50 million, subject to annual inflation adjustments, to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million, plus annual inflation adjustments. The calculation of the equity enhancement distribution was amended to reduce the distribution by the amount by which the revised base management fee is greater than $50 million per annum, plus annual inflation adjustments.

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

Meetings

Our company may call special meetings of the limited partners of the Property Partnership at a time and place outside of Canada determined by us on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners owning 50% or more of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, our partnership interests outstanding do not include partnership interests owned by our company or Brookfield. Only holders of record on the date set by our company (which may not be less than 10 days nor more than 60 days before the meeting) are entitled to notice of any meeting.

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

Prohibited Amendments

No amendment may be made that would:

1)
enlarge the obligations of any limited partner of the Property Partnership without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or;

2)
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

No Limited Partner Approval

Subject to applicable law, our company may generally make amendments to the Property Partnership’s limited partnership agreement without the approval of any limited partner to reflect:

1)	a change in the name of the Property Partnership, the location of the Property Partnership’s registered office or the Property Partnership’s registered agent;

2)	the admission, substitution, withdrawal or removal of partners in accordance with the limited partnership agreement of the Property Partnership;

3)
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

4)	an amendment that our company determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

5)
an amendment that is necessary, in the opinion of counsel, to prevent the Property Partnership or our company or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

6)
an amendment that our company determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership interests;

7)	any amendment expressly permitted in the Property Partnership’s limited partnership agreement to be made by our company acting alone;

8)
any amendment that our company determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by the Property Partnership of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by the Property Partnership’s limited partnership agreement;

9)	a change in the Property Partnership’s fiscal year and related changes;

10)
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

11)
any amendment that our company determines in its sole discretion to be necessary or appropriate to address any statute, rule, regulation, notice, or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of our company in the profits of the Property Partnership; or

12)	any other amendments substantially similar to any of the matters described in (1) through (11) above.

In addition, our company may make amendments to the Property Partnership’s limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of our company:

1)
do not adversely affect the Property Partnership’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

2)	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

3)	are necessary or appropriate for any action taken by our company relating to splits or combinations of units under the provisions of the Property Partnership’s limited partnership agreement; or

4)
are required to effect the intent expressed in the final registration statement and prospectus of our company filed in connection with the Spin-off or the intent of the provisions of the Property Partnership’s limited partnership agreement or are otherwise contemplated by the Property Partnership’s limited partnership agreement.

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

Transactions with Interested Parties

Our company, its affiliates and their respective partners, members, directors, officers, employees and shareholders, which we refer to as “interested parties”, may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of the Property Partnership with the same rights they would have if our company were not a party to the limited partnership agreement of the Property Partnership. An interested party will not be liable to account either to other interested parties or to the Property Partnership, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

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

1)
Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP described under “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement”;

2)
Credit Agreement, dated March 18, 2014, by and among Brookfield Property Split Corp., Brookfield Office Properties Exchange LP, Brookfield Property Partners L.P., Brookfield Property L.P., and the other borrowers and lenders thereto described below;

3)	Amended and Restated Master Purchase Agreement described under Item 4.A. “Information on the Company - History and Development of the Company”;

4)
Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”;

5)
Relationship Agreement by and among Brookfield Asset Management, our company and the Service Providers and others described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions Relationship with Brookfield - Relationship Agreement”;

6)
Registration Rights Agreement between our company and Brookfield Asset Management described under the heading Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Registration Rights Agreement”;

7)
Acknowledgement of Termination of Voting Agreement by and among Brookfield Asset Management, Brookfield Property General Partner Limited and our company dated August 8, 2013 described under Item 4.A. “History and Development of the Company”;

8)
Second Amended and Restated Limited Partnership Agreement of our partnership described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement”;

9)
Second Amended and Restated Limited Partnership Agreement of the Property Partnership described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

10)
First Amendment to Second Amended and Restated Limited Partnership Agreement of the Property Partnership described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

11)
Arrangement Agreement between our company, Brookfield Office Properties Exchange LP, Brookfield Property Split Corp. and Brookfield Office Properties Inc., dated as of April 24, 2014 described under Item 4.A. “History and Development of the Company”;

12)	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014 described under Item 4.A. “History and Development of the Company”;

13)	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014 described under Item 4.A. “History and Development of the Company”; and

14)	Subscription Agreement among our company, the Property Partnership and the Class A Preferred Unitholder dated December 4, 2014 described under Item 4.A. “History and Development of the Company”.

15)
First Amendment to the Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”;

16)
First Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement”; and

17)
Second Amendment to Second Amended and Restated Limited Partnership Agreement of the Property Partnership described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”.

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

Borrowings under the BPY Credit Facility are subject to certain customary conditions for loan facilities of this type. Interest under the BPY Credit Facility is payable, at the option of borrowers thereunder, either at a base rate plus 1.25% or a LIBOR-based rate plus 2.25%. The term of the BPY Credit Facility was extended to March 18, 2017 (subject to the periodic payment of extension fees) pursuant to a first amending agreement entered into on February 22, 2016. The BPY Credit Facility may be prepaid, in whole or in part (subject to minimums and increments), at any time and without bonus or penalty. The Acquisition Credit Facility has been repaid in full. Our operating entities are subject to limited covenants in respect of their corporate debt and were in compliance with all such covenants as of December 31, 2015. Our operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to us.

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

If our company were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our company’s items of income, gain, loss, deduction, or credit would be reflected only on our company’s tax return rather than being passed through to our unitholders, and our company would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our company might be classified as a PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “- Consequences to U.S. Holders - Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our company’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, interest and certain other passive income received by our company with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our company (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income).

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

With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our company and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see “-Medicare Tax” below). U.S. Holders that are corporations generally will not be entitled to a “dividends received deduction” in respect of dividends paid by non-U.S. corporations in which our company (through the Property Partnership) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.

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

Gain or loss recognized by you upon the sale or exchange of our units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if our units were held for more than one year as of the date of such sale or exchange. Assuming you have not elected to treat your share of our company’s investment in any PFIC as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “-Passive Foreign Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if our company were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.

Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Medicare Tax

U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally includes your allocable share of our company’s income, as well as gain realized by you from a sale of our units. Special rules relating to the 3.8% Medicare tax may apply to dividends and gain, if any, derived by U.S. Holders with respect to our company’s interest in a PFIC. See “- Consequences to U.S. Holders - Passive Foreign Investment Companies”. U.S. Holders should consult their own tax advisers regarding the implications of the 3.8% Medicare tax for the ownership and disposition of our units.

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

Uniformity of Our Units

Because we cannot match transferors and transferees of our units, we must maintain the uniformity of the economic and tax characteristics of our units to a purchaser of our units. In the absence of uniformity, we may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain U.S. Treasury regulations to our company’s Section 743(b) adjustments, a determination that our company’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of our company’s assets in certain circumstances, including on the issuance of additional units. In order to maintain the fungibility of all of our units at all times, we will seek to achieve the uniformity of U.S. tax treatment for all purchasers of our units which are acquired at the same time and price (irrespective of the identity of the particular seller of our units or the time when our units are issued by our company), through the application of certain tax accounting principles that the BPY General Partner believes are reasonable for our company. However, the IRS may disagree with us and may successfully challenge our application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of our units.

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

U.S. Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code contain special rules for applying the 3.8% Medicare tax (as described above under “- Medicare Tax”) to U.S. persons owning an interest in a PFIC. Under the special rules, if you are a non-corporate U.S. Holder that has made a QEF Election with respect to our company’s interest in a PFIC, then you are permitted to make a special election to treat your share of the ordinary earnings and net capital gains of the PFIC as net investment income for purposes of the 3.8% Medicare tax. If you do not make the special election, you may be required to calculate your basis in our units for purposes of the 3.8% Medicare tax in a manner that differs from the calculation of your basis in our units for U.S. federal income tax purposes generally. You should consult your own tax adviser regarding the implications of the special election, as well as the other implications of the 3.8% Medicare tax and the U.S. Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code for your ownership and disposition of our units.

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

Based on our organizational structure, as well as our company’s expected income and assets, the BPY General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as PFICs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as PFICs. In addition, in order to ensure that we satisfy the Qualifying Income Exception, we may decide to hold an existing or future operating entity through a Holding Entity that would be classified as a PFIC. See “-Investment Structure” below.

Subject to certain limited exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. You should consult your own tax adviser regarding the PFIC rules, including the foregoing filing requirements, as well as the advisability of making a QEF Election, a special election under the U.S. Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code, or a mark-to-market election, as applicable, with respect to any PFIC in which you are treated as owning an interest through our company.

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

U.S. Withholding Taxes

Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of determining whether U.S. withholding applies to payments made by our company to some or all of our unitholders. In such a case, payments made by our company to U.S. Holders might be subject to U.S. “backup” withholding at the applicable rate or other U.S. withholding taxes. You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See below “Administrative Matters-Certain Effects of a Transfer of Units”. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

Transferor/Transferee Allocations

Our company may allocate items of income, gain, loss, and deduction using a monthly convention, whereby any such items recognized in a given month by our company are allocated to our unitholders as of a specified date of such month. As a result, if you transfer your units, you might be allocated income, gain, loss, and deduction realized by our company after the date of the transfer. Similarly, if you acquire additional units, you might be allocated income, gain, loss, and deduction realized by our company prior to your ownership of such units.

Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, and the U.S. Treasury Regulations provide a safe harbor allowing a publicly traded partnership to use a monthly simplifying convention for such purposes. However, it is not clear that our company’s allocation method complies with the requirements. If our company’s convention were not permitted, the IRS might contend that our company’s taxable income or losses must be reallocated among our unitholders. If such a contention were sustained, your tax liabilities might be adjusted to your detriment. The BPY General Partner is authorized to revise our company’s method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

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

In general, even if our company is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our company as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See “-Administrative Matters-Certain Effects of a Transfer of Units”. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our company in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.

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

Administrative Matters

Information Returns and Audit Procedures

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

Our company may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year’s tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our company’s tax returns, as well as those related to our company’s tax returns. Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our company instead of unitholders (as under prior law). We may be permitted to elect to have the BPY General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances, and the manner in which the election is made and implemented has yet to be determined. If we do not make the election, and we pay taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to our unitholders might be substantially reduced. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. Moreover, the calculation of such tax liability might not take into account a unitholder’s tax status, such as the status of a current or former unitholder as tax-exempt. The foregoing considerations also apply with respect to our company’s interest in the Property Partnership. These rules do not apply to our company or the Property Partnership for taxable years beginning on or before December 31, 2017.

For taxable years beginning on or before December 31, 2017, the BPY General Partner will act as our company’s “tax matters partner.” As the tax matters partner, the BPY General Partner will have the authority, subject to certain restrictions, to act on behalf of our company in connection with any administrative or judicial review of our company’s items of income, gain, loss, deduction, or credit. For taxable years beginning after December 31, 2017, a “partnership representative” designated by our company will have the sole authority to act on behalf of our company in connection with such administrative or judicial review. In particular, our partnership representative will have the sole authority to bind both our former and current unitholders and to make certain elections on behalf of our company pursuant to the Bipartisan Budget Act of 2015.

The application of the Bipartisan Budget Act of 2015 to our company and our unitholders is uncertain and remains subject to U.S. Treasury Regulations and IRS guidance yet to be issued. You should consult your own tax adviser regarding the implications of the Bipartisan Budget Act of 2015 for an investment in our units.

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

Foreign Account Tax Compliance

FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. Beginning January 1, 2019, withholdable payments also include gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. We intend to comply with FATCA, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by our company, the Property Partnership, the Holding Entities, or the operating entities. Nonetheless, the 30% withholding tax may apply to your allocable share of distributions attributable to withholdable payments, unless you properly certify your FATCA status on IRS Form W-8 or IRS Form W-9 (or other applicable form) and satisfy any additional requirements under FATCA.

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

Information Reporting with Respect to Foreign Financial Assets

Under U.S. Treasury Regulations, U.S. individuals that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. These information reporting requirements also apply to U.S. corporations, partnerships, and trusts formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult your own tax adviser regarding the possible implications of these U.S. Treasury Regulations for an investment in our units.

Certain Effects of a Transfer of Units

Our company may allocate items of income, gain, loss, deduction, and credit using a monthly convention, whereby any such items recognized in a given month by our company are allocated to our unitholders as of a specified date of such month. The Property Partnership may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly convention. Consequently, our unitholders may recognize income in excess of cash distributions received from our company, and any income so included by a unitholder would increase the basis such unitholder has in our units and would offset any gain (or increase the amount of loss) realized by such unitholder on a subsequent disposition of its units. In addition, U.S. withholding taxes generally would be withheld by our company only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some unitholders would be allocated income which might be distributed to a subsequent unitholder, and such subsequent unitholder would be subject to withholding at the time of distribution. As a result, the subsequent unitholder, and not the unitholder who was allocated income, would be entitled to claim any available credit with respect to such withholding.

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

Canadian Federal Income Tax Considerations

The following is an accurate summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units in our company generally applicable to a unitholder, who for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm’s length with and is not affiliated with our company, the Property Partnership, the BPY General Partner or their respective affiliates, or a Holder. Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution”, as defined in the Tax Act for purposes of the “mark-to-market” property rules, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) an interest in which would be a “tax shelter investment” as defined in the Tax Act or who acquires our units as a “tax shelter investment” (and this summary assumes that no such persons hold our units), (v) who has, directly or indirectly, a “significant interest”, as defined in subsection 34.2(1) of the Tax Act, in our company, or (vi) to whom any affiliate of our company is a “foreign affiliate”, as defined in the Tax Act. Any such Holders should consult their own tax advisors with respect to an investment in our units.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Tax Proposals, and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect unitholders. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.

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

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D. “Risk Factors - Risks Relating to Taxation.”

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

Taxation of Canadian Resident Limited Partners

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada, or a Canadian Limited Partner.

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

Foreign taxes paid by our company or the Property Partnership and taxes withheld at source on amounts paid or credited to our company or the Property Partnership (other than for the account of a particular unitholder) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit provisions may not provide a full foreign tax credit for the “business-income tax” and “non-business-income tax” paid by our company or the Property Partnership to the government of a foreign country. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” allocated to a Canadian Limited Partner for the purpose of determining such Canadian Limited Partner’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Limited Partner’s share of the income of our company or the Property Partnership under the income tax laws of any country (other than Canada) under whose laws the income of our company or the Property Partnership is subject to income taxation, or the Relevant Foreign Tax Law, is less than the Canadian Limited Partner’s share of such income for purposes of the Tax Act. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of our company or the Property Partnership under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our company or the Property Partnership or in the manner of allocating the income of our company or the Property Partnership because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Limited Partner. If the Foreign Tax Credit Generator Rules apply, the allocation to a Canadian Limited Partner of foreign “business-income tax” or “non-business-income tax” paid by our company or the Property Partnership, and therefore such Canadian Limited Partner’s foreign tax credits, will be limited.

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, we expect the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

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

Section 94.1 of the Tax Act contains rules relating to investments by a taxpayer in Non-Resident Entities that could, in certain circumstances, cause income to be imputed to Canadian Limited Partners, either directly or by way of allocation of such income imputed to our company or the Property Partnership. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Limited Partner, our company or the Property Partnership acquiring, holding or having an investment in a non-resident entity is to derive a benefit from “portfolio investments” in certain assets from which the Non-Resident Entity may reasonably be considered to derive its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Canadian Limited Partner, our company or the Property Partnership. If these rules apply to a Canadian Limited Partner, our company or the Property Partnership, income, determined by reference to a prescribed rate of interest plus 2% applied to the “designated cost”, as defined in section 94.1 of the Tax Act, of the interest in the Non-Resident Entity, will be imputed directly to the Canadian Limited Partner, to our company or to the Property Partnership and allocated to the Canadian Limited Partner in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Canadian Limited Partners should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

Dividends paid to the Property Partnership by a CFA of the Property Partnership will be included in computing the income of the Property Partnership. To the extent that any CFA of the Property Partnership or Indirect CFA earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership under the rules in the Tax Act must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends, whether or not the Property Partnership actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and Canadian Limited Partners will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, Canadian Limited Partners may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of the Property Partnership for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to the Property Partnership of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Property Partnership receives a dividend of this type of income that was previously included in the Property Partnership’s income as FAPI, such dividend will effectively not be included in computing the income of the Property Partnership and there will be a corresponding reduction in the adjusted cost base to the Property Partnership of the particular CFA shares. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” of the Property Partnership may be limited in certain specified circumstances, including where the direct or indirect share of the income of any member of the Property Partnership (which is deemed for this purpose to include a Canadian Limited Partner) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to the Property Partnership. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of the Property Partnership under the Relevant Foreign Tax Law than for purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Property Partnership or in the manner of allocating the income of the Property Partnership because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” of the Property Partnership will be limited.

Disposition of Our Units

The disposition (or deemed disposition) by a Canadian Limited Partner of a unit of our company will result in the realization of a capital gain (or capital loss) by such limited partner in the amount, if any, by which the proceeds of disposition of the unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such unit. In general, the adjusted cost base of a Canadian Limited Partner’s units of our company will be equal to: (i) the actual cost of the units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the pro rata share of the income of our company allocated to the Canadian Limited Partner for the fiscal years of our company ending before the relevant time; less (iii) the aggregate of the pro rata share of losses of our company allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner’s “at-risk” amount) for the fiscal years of our company ending before the relevant time; and less (iv) the Canadian Limited Partner’s distributions received from our company made before the relevant time. The adjusted cost base of each of our units will be subject to the averaging provisions contained in the Tax Act.

Where a Canadian Limited Partner disposes of all of its units in our company, it will no longer be a partner of our partnership. If, however, a Canadian Limited Partner is entitled to receive a distribution from our company after the disposition of all such units, then the Canadian Limited Partner will be deemed to dispose of such units at the later of: (i) the end of the fiscal year of our company during which the disposition occurred; and (ii) the date of the last distribution made by our company to which the Canadian Limited Partner was entitled. The pro rata share of the income (or loss) for tax purposes of our company for a particular fiscal year which is allocated to a Canadian Limited Partner who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Limited Partner’s units immediately prior to the time of the disposition.

A Canadian Limited Partner will generally realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Limited Partner’s units of our company is negative at the end of any of our fiscal years. In such a case, the adjusted cost base of the Canadian Limited Partner’s units of our company will be nil at the beginning of our next fiscal year.

Canadian Limited Partners should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of units of our company.

Taxation of Capital Gains and Capital Losses

In general, one-half of a capital gain realized by a Canadian Limited Partner must be included in computing such Canadian Limited Partner’s income as a “taxable capital gain”. One-half of a capital loss is deducted as an “allowable capital loss” against “taxable capital gains” realized in the year and any remainder may be deducted against net “taxable capital gains” in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

A Canadian Limited Partner that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax on its “aggregate investment income”, as defined in the Tax Act, for the year, which is defined to include taxable capital gains.

Eligibility for Investment

Provided that our units are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education savings plan, registered disability savings plan, and TFSA. However, there can be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” by a RRSP, RRIF or TFSA.

Notwithstanding the foregoing, a holder of a TFSA or an annuitant under a RRSP or RRIF, as the case may be, will be subject to a penalty tax if our units held in a TFSA, RRSP or RRIF are a “prohibited investment” for the TFSA, RRSP or RRIF, as the case may be. Generally, our units will not be a “prohibited investment” if the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act, in our company. Unitholders who intend to hold our units in a RRSP, RRIF or TFSA should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

Alternative Minimum Tax

Canadian Limited Partners that are individuals or trusts may be subject to the alternative minimum tax rules. Such Canadian Limited Partners should consult their own tax advisors.

Taxation of Non-Canadian Limited Partners

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold our units in connection with a business carried on, or deemed to be carried on, in Canada, or a Non-Canadian Limited Partner.

The following portion of the summary assumes that (i) our units are not and will not at any relevant time constitute “taxable Canadian property” of any Non-Canadian Limited Partner, and (ii) our company and the Property Partnership will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Limited Partner at a particular time, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource property”; (iii) “timber resource property”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Property Partnership, our units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by our company derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BPY General Partner does not expect our units to be “taxable Canadian property” of any Non-Canadian Limited Partner at any relevant time and does not expect our company or the Property Partnership to dispose of “taxable Canadian property”. However, no assurance can be given in this regard. See also Item 3.D. “Risk Factors - Risks Relating to Taxation.”

The following portion of the summary also assumes that neither our company nor the Property Partnership will be considered to carry on business in Canada. The BPY General Partner intends to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If our company or the Property Partnership carry on business in Canada, the tax implications to our partnership or the Holding LP and to holders may be materially and adversely different as set out herein.

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

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, we expect the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, in certain circumstances a Canadian resident payer is required to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2015, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2015, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a−15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based

on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Our management excluded from its design and assessment of internal control over financial reporting Center Parcs UK and Associated Estates Realty Corp., which were acquired during 2015, and whose total assets, net assets, total revenue and net income on a combined basis constitute approximately 10%, 4%, 7% and 4%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2015.

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

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Deloitte LLP, Chartered Professional Accountants, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2015, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2015 and 2014.

	December 31, 2015		December 31, 2014
(US$ Thousands)	Total	%	Total	%
Audit fees(1)	$5,876	31%	$6,281	32%
Audit-related fees(2)	11,632	61%	12,259	64%
Tax fees(3)	1,277	7%	807	4%
Other(4)	113	1%	54	—%
Total	$18,898	100%	$19,401	100%

(1)
Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This category also includes fees for comfort letters, consents and review of certain documents filed with securities regulatory authorities.

(2)
Audit-related fees include fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual properties to comply with lender, joint venture partner or tenant requirements.

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

 16.D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

 16.E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Under our normal course issuer bid, our company may, during the twelve month period commencing August 6, 2015 and ending August 5, 2016, purchase on the TSX, NYSE and any alternative Canadian trading platform up to 13,142,359 of our units, representing approximately 5% of our issued and outstanding units. During the year ended December 31, 2015, we purchased 1,612,442 of our units at an average price of $22.35 per unit.

 16.F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

 16.G.    CORPORATE GOVERNANCE

Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE Listing Standards.

 16.H.    MINING SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2015, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

4.8	Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP******

4.9	First Amendment to Second Amended and Restated Limited Partnership Agreement of the Property Partnership dated December 4, 2014********

4.10	Arrangement Agreement between our company, Brookfield Office Properties Exchange LP, Brookfield Property Split Corp. and Brookfield Office Properties Inc., dated as of April 24, 2014*******

4.11	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014********

4.12	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014********

4.13	Subscription Agreement among our company, the Property Partnership and the Class A Preferred Unitholder dated December 4, 2014********

4.14	Refinancing Agreement among Brookfield Asset Management, our company and the Property Partnership dated December 4, 2014*********

4.15	Second Amendment to Second Amended and Restated Limited Partnership Agreement of the Property Partnership dated July 1, 2015***********

4.16	First Amendment to the Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers, dated July 1, 2015***********

4.17	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated November 5, 2015***********

4.18	First Amending Agreement to the Credit Agreement dated February 22, 2016***********

12.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**********

12.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**********

13.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002**********

13.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002**********

15.1
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Property Partners L.P. into this Annual Report on Form 20-F.**********

15.2	Consent of Deloitte & Touche LLP relating to the incorporation of the consolidated financial statements of General Growth Properties, Inc. into this Annual Report on Form 20-F.**********

*	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.

**	Filed as an exhibit to Amendment No. 6 to Registration Statement on Form 20-F on February 1, 2013 and incorporated herein by reference.

***	Filed as an exhibit to Form 6-K on April 16, 2013 and incorporated herein by reference.

****	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.

*****	Filed as an exhibit to Form F-4 on January 24, 2014 and incorporated herein by reference.

******	Filed as an exhibit to Form 6-K on March 19, 2014 and incorporated herein by reference.

*******	Filed as an exhibit to Form 6-K on April 25, 2014 and incorporated herein by reference.

********	Filed as an exhibit to Form 6-K on December 4, 2014 and incorporated herein by reference.

*********	Filed as an exhibit to Brookfield Asset Management’s Schedule 13D/A filed on December 4, 2014 and incorporated herein by reference.

**********	Filed as an exhibit to Form 20-F on March 17, 2015 and incorporated herein by reference.

***********	Filed herewith.

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
Name: Jane Sheere
Title: Secretary

Date: March 16, 2016

Index to Financial Statements

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015	F-2

Consolidated financial statements of General Growth Properties, Inc. as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015	F-71

Brookfield Property Partners L.P.

Consolidated financial statements
As at December 31, 2015 and 2014 and
for the years ended December 31, 2015, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Brookfield Property Partners L.P.

We have audited the accompanying consolidated balance sheets of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2015 and December 31, 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2015. Our audits also included the supplemental schedule of investment property information as of December 31, 2015. These financial statements and financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Partnership and subsidiaries as of December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2016 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

March 16, 2016
Toronto, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Brookfield Property Partners L.P.

We have audited the internal control over financial reporting of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Center Parcs UK and Associated Estates Realty Corp., which were acquired during 2015, and whose total assets, total equity, total revenue and net income constitute approximately 10%, 4%, 7% and 4% of the consolidated financial statement amounts, respectively, as of and for the year ended December 31, 2015. Accordingly, our audit did not include the internal control over financial reporting at Center Parcs UK and Associated Estates Realty Corp. The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards, the consolidated financial statements and the supplemental schedule of investment property information as of and for the year ended December 31, 2015 of the Partnership and our report dated March 16, 2016 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

March 16, 2016
Toronto, Canada

Brookfield Property Partners L.P.
Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2015	Dec. 31, 2014
Assets
Non-current assets
Investment properties	7	$41,599	$41,141
Equity accounted investments	9	17,638	10,356
Participating loan interests	11	449	609
Hospitality assets	12	5,016	2,478
Other non-current assets	13	3,883	4,017
Loans and notes receivable	14	217	209
		68,802	58,810
Current assets
Loans and notes receivable	14	4	117
Accounts receivable and other	15	1,220	3,125
Cash and cash equivalents		1,035	1,282
		2,259	4,524
Assets held for sale	16	805	2,241
Total assets		$71,866	$65,575

Liabilities and equity
Non-current liabilities
Debt obligations	17	$21,946	$23,879
Capital securities	18	3,528	3,535
Other non-current liabilities		388	646
Deferred tax liabilities	19	3,107	2,639
		28,969	30,699
Current liabilities
Debt obligations	17	8,580	3,127
Capital securities	18	503	476
Accounts payable and other liabilities	20	2,639	1,753
		11,722	5,356
Liabilities associated with assets held for sale	16	242	1,221
Total liabilities		40,933	37,276

Equity
Limited partners	21	7,425	6,586
General partner	21	6	5
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	21,22	14,218	13,147
Limited partnership units of Brookfield Office Properties Exchange LP	21,22	309	470
Interests of others in operating subsidiaries and properties	8,22	8,975	8,091
Total equity		30,933	28,299
Total liabilities and equity		$71,866	$65,575

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Income

(US$ Millions, except per unit information) Years ended Dec. 31,	Note	2015	2014	2013
Commercial property revenue	23	$3,216	$3,038	$2,910
Hospitality revenue		1,276	983	1,168
Investment and other revenue	24	361	452	209
Total revenue		4,853	4,473	4,287
Direct commercial property expense	25	1,281	1,298	1,204
Direct hospitality expense	26	902	791	957
Investment and other expense		135	100	—
Interest expense		1,528	1,258	1,088
Depreciation and amortization	27	180	148	162
General and administrative expense	28	559	404	317
Total expenses		4,585	3,999	3,728
Fair value gains, net	29	2,007	3,756	870
Share of net earnings from equity accounted investments	9	1,591	1,366	835
Income before income taxes		3,866	5,596	2,264
Income tax expense	19	100	1,176	501
Net income		$3,766	$4,420	$1,763

Net income attributable to:
Limited partners(1)		$1,064	$1,154	$118
General partner(1)		1	1	—
Brookfield Asset Management Inc.(2)		—	—	232
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units(1)		1,789	2,444	557
Limited partnership units of Brookfield Office Properties Exchange LP(1)		61	135	—
Interests of others in operating subsidiaries and properties		851	686	856
		$3,766	$4,420	$1,763

Net income per LP Unit:
Basic(3)	21	$3.72	$5.59	$1.41
Diluted(3)	21	$3.60	$5.31	$1.41

(1)	For periods subsequent to April 15, 2013.

(2)	For periods prior to April 15, 2013.

(3)	Net income per LP Unit has been presented effective for the period from the date of the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the LP Unit holders.

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Comprehensive Income

(US$ Millions) Years ended Dec. 31,	Note	2015	2014	2013
Net income		$3,766	$4,420	$1,763
Other comprehensive (loss) income	31
Items that may be reclassified to net income:
Foreign currency translation		(831)	(517)	(819)
Cash flow hedges		(35)	(162)	159
Available-for-sale securities		1	4	—
Equity accounted investments		50	(84)	14
Items that will not be reclassified to net income:
Revaluation surplus		134	312	183
Total other comprehensive (loss) income		(681)	(447)	(463)
Total comprehensive income		$3,085	$3,973	$1,300
Comprehensive income attributable to:
Limited partners(1)
Net income		$1,064	$1,154	$118
Other comprehensive (loss) income		(143)	(135)	(42)
		921	1,019	76
General partner(1)
Net income		1	1	—
Other comprehensive (loss) income		—	—	—
		1	1	—
Brookfield Asset Management Inc.(2)
Net income		—	—	232
Other comprehensive (loss) income		—	—	(25)
		—	—	207
Non-controlling interests
Redeemable/exchangeable and special limited partnership units(1)
Net income		1,789	2,444	557
Other comprehensive (loss) income		(240)	(285)	(200)
		1,549	2,159	357
Limited partnership units of Brookfield Office Properties Exchange LP(1)
Net income		61	135	—
Other comprehensive (loss) income		(8)	(16)	—
		53	119	—
Interests of others in operating subsidiaries and properties
Net income		851	686	856
Other comprehensive (loss) income		(290)	(11)	(196)
		561	675	660
Total comprehensive income		$3,085	$3,973	$1,300

(1)	For periods subsequent to April 15, 2013.

(2)	For periods prior to April 15, 2013.

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Changes in Equity

	Brookfield Asset Management Inc.			Limited partners					General partner				Non-controlling interests
(US$ Millions)	Equity	Accumulated other compre-hensive (loss) income	Brookfield Asset Management Inc. equity	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	Limited partners equity	Capital	Retained earnings	Accumulated other compre-hensive (loss) income	General partner equity	Redeemable/ exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2014	$—	$—	$—	$5,612	$1,010	$125	$(161)	$6,586	$4	$1	$—	$5	$13,147	$470	$8,091	$28,299
Net income	—	—	—	—	1,064	—	—	1,064	—	1	—	1	1,789	61	851	3,766
Other comprehensive income (loss)	—	—	—	—	—	—	(143)	(143)	—	—	—	—	(240)	(8)	(290)	(681)
Total comprehensive income (loss)	—	—	—	—	1,064	—	(143)	921	—	1	—	1	1,549	53	561	3,085
Distributions	—	—	—	—	(276)	—	—	(276)	—	—	—	—	(464)	(15)	(830)	(1,585)
Issuances / repurchases of equity interests in operating subsidiaries	—	—	—	—	(7)	—	—	(7)	—	—	—	—	(12)	—	1,153	1,134
Exchange of exchangeable units	—	—	—	203	—	1	(3)	201	—	—	—	—	(2)	(199)	—	—
Balance as at Dec. 31, 2015	$—	$—	$—	$5,815	$1,791	$126	$(307)	$7,425	$4	$2	$—	$6	$14,218	$309	$8,975	$30,933

Balance as at Dec. 31, 2013	$—	$—	$—	$2,470	$62	$—	$(4)	$2,528	$4	$—	$—	$4	$11,092	$—	$11,366	$24,990
Net income	—	—	—	—	1,154	—	—	1,154	—	1	—	1	2,444	135	686	4,420
Other comprehensive income (loss)	—	—	—	—	—	—	(135)	(135)	—	—	—	—	(285)	(16)	(11)	(447)
Total comprehensive income (loss)	—	—	—	—	1,154	—	(135)	1,019	—	1	—	1	2,159	119	675	3,973
Distributions	—	—	—	—	(203)	—	—	(203)	—	—	—	—	(437)	(23)	(1,193)	(1,856)
Issuances / repurchases of equity interests in operating subsidiaries	—	—	—	2,569	(3)	133	(20)	2,679	—	—	—	—	350	920	(2,757)	1,192
Exchange of exchangeable units	—	—	—	573	—	(8)	(2)	563	—	—	—	—	(17)	(546)	—	—
Balance as at Dec. 31, 2014	$—	$—	$—	$5,612	$1,010	$125	$(161)	$6,586	$4	$1	$—	$5	$13,147	$470	$8,091	$28,299

Balance as at Dec. 31, 2012	$12,956	$207	$13,163	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$10,840	$24,003
Net income	232	—	232	—	118	—	—	118	—	—	—	—	557	—	856	1,763
Other comprehensive income (loss)	—	(25)	(25)	—	—	—	(42)	(42)	—	—	—	—	(200)	—	(196)	(463)
Total comprehensive income (loss)	232	(25)	207	—	118	—	(42)	76	—	—	—	—	357	—	660	1,300
Contributions and equity issuances of subsidiaries	147	—	147	(8)	—	—	—	(8)	—	—	—	—	(35)	—	1,030	1,134
Distributions	(230)	—	(230)	—	(56)	—	—	(56)	—	—	—	—	(257)	—	(726)	(1,269)
Unit issuance / reorganization	(13,105)	(182)	(13,287)	2,478	—	—	38	2,516	4	—	—	4	11,027	—	(438)	(178)
Balance as at Dec. 31, 2013	$—	$—	$—	$2,470	$62	$—	$(4)	$2,528	$4	$—	$—	$4	$11,092	$—	$11,366	$24,990

See accompanying notes to the consolidated financial statements, specifically Note 5, Acquisition of Brookfield Office Properties Inc., Note 18, Capital Securities, and Note 21, Equity.

Brookfield Property Partners L.P.
Consolidated Statements of Cash Flows

(US$ Millions) Years ended Dec. 31,	Note	2015	2014	2013
Operating activities
Net income		$3,766	$4,420	$1,763
Share of equity accounted earnings, net of distributions		(1,315)	(817)	(599)
Fair value (gains), net	29	(2,007)	(3,756)	(870)
Deferred income tax expense	19	25	1,150	487
Depreciation and amortization	27	180	148	162
Working capital and other		(59)	(662)	(522)
		590	483	421
Financing activities
Debt obligations, issuance		11,767	10,305	8,776
Debt obligations, repayments		(8,310)	(6,564)	(7,085)
Capital securities issued		—	1,800	392
Capital securities redeemed		(29)	—	(201)
Non-controlling interests, issued		1,663	2,444	1,128
Non-controlling interests, purchased		(313)	(1,733)	—
Repurchases of limited partnership units		(36)	—	—
Distributions to non-controlling interests in operating subsidiaries		(809)	(1,134)	(667)
Contributions from Brookfield Asset Management Inc.		—	—	20
Distributions to Brookfield Asset Management Inc.		—	—	(381)
Distributions to limited partnership unitholders		(276)	(203)	(56)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(464)	(437)	(257)
Distributions to holders of Brookfield Office Properties Exchange LP units		(15)	(23)	—
		3,178	4,455	1,669
Investing activities
Investment properties and subsidiaries, proceeds of dispositions		2,167	2,037	1,627
Investment properties and subsidiaries, investments		(7,899)	(5,336)	(3,202)
Cash acquired in business combinations		85	37	237
Investment in equity accounted investments		(2,374)	(517)	(168)
Proceeds from sale of equity accounted investments and participating loan notes		1,656	280	—
Financial assets, proceeds of dispositions		112	1,195	495
Financial assets, acquisitions		(2)	(1,149)	(583)
Foreign currency hedges of net investments		517	124	(32)
Other property, plant and equipment, proceeds of dispositions		10	144	—
Other property, plant and equipment, investments		(62)	(29)	—
Restricted cash and deposits		1,856	(1,786)	4
		(3,934)	(5,000)	(1,622)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(166)	(62)	468
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(81)	(24)	6
Balance, beginning of year		1,282	1,368	894
Balance, end of year		$1,035	$1,282	$1,368

Supplemental cash flow information
Cash paid for:
Income taxes		$83	$63	$114
Interest (excluding dividends on capital securities)		$1,249	$1,154	$995
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
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

The partnership’s sole material asset at December 31, 2015 is a 37% managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in commercial and other income producing property operations. Prior to August 8, 2013, the partnership’s interest in the operating partnership was comprised solely of a limited partnership interest in class A limited partnership units (the “Class A LP Units”) of the operating partnership. Effective August 8, 2013, the terms of the Class A LP Units were amended and they were renamed managing general partner units (“GP Units”). The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BPY” and “BPY.UN”, respectively.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance
These consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the partnership on February 3, 2016.

b)	Continuity of interests
On April 15, 2013, Brookfield Asset Management completed a spin-off of its commercial property operations (the “Business”) to the partnership (the “Spin-off”), which was effected by way of a special dividend LP Units of the partnership to holders of Brookfield Asset Management’s Class A and B limited voting shares as of March 26, 2013 (See Note 3, The Spin-off, for further discussion). Brookfield Asset Management directly and indirectly controlled the Business prior to the Spin-off and continues to control the partnership subsequent to the Spin-off through its interests in the partnership. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the Business. Accordingly, the partnership has reflected the Business in its financial position and results of operations using Brookfield Asset Management’s carrying values prior to the Spin-off.

To reflect the continuity of interests, the consolidated financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield Asset Management. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the partnership prior to April 15, 2013 as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to April 15, 2013 is presented based on the historical financial information for the contributed operations as previously reported by Brookfield Asset Management. For the periods after the Spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the Spin-off and the execution of several new and amended agreements including management service and relationship agreements (see Note 35, Related Parties, for further discussion). Accordingly, net income and comprehensive income not attributable to interests of others in operating subsidiaries and properties has been allocated to the parent company prior to April 15, 2013 and allocated to the limited partners, the general partner, holders of the redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units”), holders of the special limited partnership units of the operating partnership (“Special LP Units”) (see Note 2(d)(i) for further discussion), and holders of the limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”) (see Note 5, Acquisition of Brookfield Office Properties Inc., for further discussion) on and after April 15, 2013. Certain of these new or amended agreements resulted in differences in the basis of accounting as recorded by Brookfield Asset Management and as recorded by the partnership.

c)	Change in operating segments
In the second quarter of 2014, the partnership realigned the organizational and governance structures of its businesses to align them more closely with the nature of the partnership’s investments and reflect the impact of the acquisition of additional interests in Brookfield Office Properties Inc. (“Brookfield Office Properties” or “BPO”). This realignment gave rise to changes in how the partnership evaluates information from and the performance of its investments. Consequently, the partnership changed its reporting segments for financial reporting and management decision-making purposes. As a result of the acquisition of Capital Automotive Real Estate Services Inc. (“CARS”), which owns the real estate for more than 300 automotive dealerships across North America and leases it on a triple net basis, in the fourth quarter of 2014, the partnership added an additional segment, Triple Net Lease. As of December 31, 2015, the partnership’s operating segments are organized into seven reportable segments: i) Office, ii) Retail, iii) Industrial, iv) Multifamily, v) Hospitality, vi) Triple Net Lease and, vii) Corporate. Segment disclosures for periods prior to the realignment of segments during the second quarter of 2014 have been recast to reflect the changes in the partnership’s operating segments. See Note 38, Segment Information, for further discussion.

d)	Basis of presentation
These consolidated financial statements have been prepared on a going concern basis and are presented in United States (“U.S.”) Dollars rounded to the nearest million unless otherwise indicated. New accounting standards issued but not yet effective for the current accounting period are described in Note 4, Future Accounting Policy Changes.

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

Consolidation of a subsidiary begins on the date on which the partnership obtains control over the subsidiary and ceases when the partnership loses control over the subsidiary. Transactions that do not result in the partnership losing control of a subsidiary are recognized as equity transactions and presented within equity. Income and expenses of a subsidiary acquired or disposed of during a reporting period are consolidated only for the period when the partnership has control over the subsidiary. All accounts and transactions relating to transactions among the partnership and its subsidiaries are eliminated in consolidation. In cases where a subsidiary reports under a different accounting policy, adjustments are made to the financial statements of the subsidiary to present its financial position and results of operations in accordance with the partnership’s accounting policy.

Net income and loss and each component of other comprehensive income are attributed to owners of the partnership and to non-controlling interests. Non-controlling interests in the partnership’s operating subsidiaries and properties, the redeemable/exchangeable and special limited partnership units, and Exchange LP Units (described in Note 2(b)) are presented separately in equity on the consolidated balance sheets.

As part of the Spin-off and prior to August 8, 2013, the partnership entered into a voting agreement with Brookfield Asset Management under which the partnership was indirectly assigned Brookfield Asset Management’s voting rights in Brookfield Property Special L.P. The partnership entered similar arrangements with various affiliates of Brookfield Asset Management, whereby the partnership effectively gained control over the entities with respect to which voting agreements were put in place. Accordingly, the partnership consolidated the accounts of the operating partnership and its subsidiaries prior to August 8, 2013.

On August 8, 2013, the partnership and Brookfield Asset Management amended the partnership agreement for the operating partnership, to among other things make the partnership the managing general partner of the operating partnership. As a result, the voting agreement between the partnership and Brookfield Asset Management, which required Brookfield Asset Management to exercise certain of its voting rights in respect of the operating partnership’s general partner as directed by the partnership, was terminated. The partnership did not amend any other voting agreements previously entered into with various affiliates of Brookfield Asset Management, such that the partnership’s power over the entities previously consolidated did not change. In conjunction with the amendment of the partnership agreement for the operating partnership, the general partner interest in the operating partnership indirectly owned by Brookfield Asset Management was exchanged for a special limited partnership interest in the operating partnership, and the limited partnership interest in class A limited partnership units in the operating partnership held by the partnership was transferred for managing general partner units. The managing general partner units provide the partnership with the power to direct the relevant activities of the partnership and expose the partnership to variable returns which it can influence by exercising the power inherent in the GP Units. Accordingly, the partnership continued to consolidate the operating partnership and its subsidiaries following the amendment to the partnership agreement for the operating partnership.

(ii)	Associates and joint ventures
An associate is an entity over which the partnership has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee. The partnership is presumed to have significant influence when it holds 20 percent or more of the voting rights of an investee, unless it can be clearly demonstrated that this is not the case. The partnership does not control its associates.

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

The partnership applies IAS 28, Investments in Associates and Joint Ventures (“IAS 28”), which prescribes the requirements relating to the assessment of impairment and considers the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) to determine if there are indicators of impairment. If such indicators are identified, the partnership performs an impairment analysis in accordance with IAS 36, Impairment of Assets (“IAS 36”). Consequently, the partnership determines at the end of each reporting period whether there exist any indications that an investment may be impaired. If any such indication exists, the partnership estimates the recoverable amount of the asset, which is the higher of (i) fair value less costs to sell and (ii) value in use. Value in use is defined in IAS 36 as the present value of the future cash flows expected to be derived from such an investment and may result in a measure which is different from fair value less costs to sell. For equity accounted investments, for which quoted market prices exist, the partnership also considers whether a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. As IAS 39 does not define “significant” or “prolonged”, the partnership exercises judgment in such assessment.

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
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to assets and obligations for liabilities relating to the arrangement. This usually results from direct interests in the assets and liabilities of an investee rather than through the establishment of a separate legal entity. None of the parties involved have unilateral control of a joint operation. The partnership recognizes its assets, its liabilities and its share of revenues and expenses of the joint operations in accordance with the IFRS applicable to the particular assets, liabilities, revenues and expenses.

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

e)	Foreign currency translation and transactions
The U.S. Dollar is the functional currency and presentation currency of the partnership. Each of the partnership’s subsidiaries, associates, joint ventures and joint operations determine their own functional currency and presentation currency for their separate financial statements.

Subsidiaries, associates or joint ventures having a functional currency other than the U.S. Dollar translate their carrying amounts of assets and liabilities when reporting to the partnership at the rate of exchange prevailing as of the balance sheet date, and their revenues and expenses at average exchange rates during the reporting period. Any gains or losses on foreign currency translation are recognized by the partnership in other comprehensive income. On disposition or partial disposition of a foreign operation (i.e., any subsidiary, associate, joint arrangement, or branch of the partnership with a functional currency other than the U.S. Dollar) during the reporting period resulting in the loss of control, the component of other comprehensive income due to accumulated foreign currency translation relating to that foreign operation is reclassified to net income. On partial disposal of a foreign operation in which control is retained, the proportionate share of the component of other comprehensive income or loss relating to that foreign operation is reclassified to non-controlling interests in that foreign operation.

The partnership’s foreign currency transactions are translated into the functional currency using exchange rates as of the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the exchange rate prevailing as of the balance sheet date and non-monetary assets and liabilities measured at fair value are translated at the exchange rate prevailing as of the date when the fair value was determined. Any gain or loss from the translation of monetary items is recognized in net income, except for those related to monetary liabilities qualified as hedges of the partnership’s investment in foreign operations or intercompany loans with foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in other comprehensive income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

f)	Cash and cash equivalents
Cash and cash equivalents includes cash on hand and all non-restricted highly liquid investments with original maturities of three months or less.

g)	Investment properties
Investment properties consists of commercial properties which are principally held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. The partnership identifies most of its portfolio investments as investment properties, which includes properties in its office, retail, industrial, multifamily and triple net lease segments. Investment properties are measured initially at cost, or fair value if acquired in a business combination (see Note 2(q), Business Combinations, for further discussion). The cost of commercial development properties includes direct development costs, realty taxes and borrowing costs directly attributable to the development. The partnership elects the fair value model for all investment properties and measures them at fair value subsequent to initial recognition on the consolidated balance sheet. As a result, impairment assessments do not apply.

Fair values of the investment properties are primarily determined based on inputs from available market evidence as of the balance sheet date. Related fair value gains and losses are recognized in fair value gains, net in the period in which they arise.

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

h)	Assets held for sale
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale; there is an active program to find a buyer; the non-current asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; the sale is anticipated to be completed within one year from the date of classification; and it is unlikely there will be significant changes to the plan or that the plan will be withdrawn. Where an asset or disposal group is acquired with a view to resale, it is classified as a non-current asset held for sale at the acquisition date only if the disposal is expected to take place within one year of the acquisition, and it is highly probable that the other general requirements and specific conditions referred to above will be met within a short period following the acquisition (usually within three months). Non-current assets held for sale and disposal groups that are not investment properties are recorded at the lesser of carrying amount and fair value less costs to sell on the consolidated balance sheet. Investment properties that are held for sale are recorded at fair value determined in accordance with IFRS 13, Fair Value Measurement.

Where a component of an entity has been disposed of, or is classified as held for sale, and it represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, the related results of operations and gain or loss on reclassification or disposition are presented in discontinued operations.

i)	Hospitality assets
The partnership accounts for its investments in hospitality properties as property, plant and equipment under the revaluation model. Hospitality properties are recognized initially at cost or fair value if acquired in a business combination (see Note 2(q), Business Combinations, for further discussion) and subsequently carried at fair value at the balance sheet date less any accumulated impairment and subsequent accumulated depreciation. Fair values are determined internally using discounted cash flow models with inputs from available market evidence.

Revaluations of hospitality properties are performed annually at December 31, the end of the fiscal year, to ensure that the carrying amounts do not differ significantly from fair values. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within revaluation surplus, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Revaluation gains are recognized in other comprehensive income, and are not subsequently recycled into profit or loss. The cumulative revaluation surplus is transferred directly to retained earnings when the asset is derecognized.

In performing annual revaluations, the partnership first qualitatively assesses whether there is any indication that the hospitality properties may be impaired. If no indication is identified, no impairment will be recorded. If the partnership has identified indicators for impairment, the asset’s carrying amount (i.e., fair value less any accumulated depreciation and impairment) is compared with the recoverable amount of the hospitality property, which is determined as the higher of the estimated fair value less costs on disposal or the present value of expected future cash flows generated from the use and eventual disposal of an asset. An impairment is taken if the recoverable amount is less than the carrying amount of the asset and is accounted for in the same manner as a revaluation decrease as described above.

j)	Fair value measurement
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

Fair value measurements are adopted by the partnership to calculate the carrying amounts of various assets and liabilities.

k)	Loans and notes receivable
Loans and notes receivable are carried at amortized cost with interest income recognized using the effective interest method. Loans and notes receivable purchased at a discount or premium are also carried at amortized cost with discounts or premiums amortized over the remaining expected life of the loan following the effective interest method.

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

l)	Intangible assets
Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at fair value at the acquisition date. The partnership’s intangible assets are comprised primarily of trademarks and licensing agreements.

Subsequent to initial recognition, intangible assets with a finite life are measured at cost less accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible asset and is recognized in net income for the respective reporting period. Intangible assets with an indefinite life are measured at cost as adjusted for subsequent impairment. Impairment tests for intangible assets are performed annually. Impairment losses previously taken may be subsequently reversed in net income of future reporting periods.

m)	Goodwill
Goodwill represents the excess of the acquisition price paid for a business combination over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Upon initial recognition, goodwill is allocated to the cash-generating unit to which it relates. The partnership identifies a cash-generating unit as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

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

n)	Financial instruments and hedge accounting

(i)	Classification and measurement
The partnership and its subsidiaries classify and measure financial instruments as summarized in the following table:

	Classification	Measurement basis
Financial assets
Participating loan interests	Loans and receivables	Amortized cost(1)
Loans and notes receivables	Loans and receivables	Amortized cost
Other non-current assets:
Securities designated as fair value through profit or loss (“FVTPL”)	FVTPL	Fair value
Securities designated as available-for-sale (“AFS”)	AFS	Fair value
Derivative assets	FVTPL	Fair value
Accounts receivable and other	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Financial liabilities
Accounts payable	Other liabilities	Amortized cost
Debt obligations	Other liabilities	Amortized cost(1)
Capital securities	Other liabilities	Amortized cost(1)

(1)	Excluding embedded derivatives that are classified as FVTPL.

Financial instruments carried at amortized cost incur interest income or expense in each reporting period. The periodic interest income or expense of these financial instruments includes the amortization of any premium or discount from original issuance or purchase. Transaction costs that are directly attributable to the acquisition or issue of the financial instruments are included in the carrying amount of such financial instrument and amortized through interest income or expense in each reporting period using the effective interest method. Transaction costs that are directly attributable to the acquisition or issue of the financial instruments are capitalized as part of the initial measurement of such financial instrument and amortized through interest income or expense in each reporting period.

Financial instruments carried at fair value incur fair value gains or losses in each reporting period. Fair values of those financial instruments are determined by reference to quoted bid or ask prices or prices within the bid ask spread, as appropriate, and when unavailable, to the closing price of the most recent transaction of that instrument. Fair values of certain financial instruments also incorporate significant use of unobservable inputs which reflect the partnership’s market assumptions. Fair value gains and losses on AFS financial assets are recognized in other comprehensive income and reclassified to net income upon sale or impairment. Fair value gains and losses on financial instruments designated as FVTPL are recognized in fair value gains, net.

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
The partnership assesses each financial instrument and other non-financial contracts for embedded derivatives. Derivative instruments are recorded in the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments, including embedded derivatives, which are not designated as hedges for accounting purposes, are recognized in fair value gains, net or general and administrative expense consistent with the underlying nature and purpose of the derivative instrument.

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

In a cash flow hedge, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income while the ineffective portion is recognized in fair value gains, net. Hedging gains and losses recognized in accumulated other comprehensive income are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to investment and other income when the hedged item is sold or terminated or when it is determined that a hedged forecasted transaction is no longer probable.

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

o)	Income taxes
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

p)	Provisions
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

q)	Business combinations
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

r)	Revenue recognition

(i)	Investment properties
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
Revenue from hospitality properties is presented within hospitality revenue on the consolidated statements of income. Room, food and beverage and other revenues are recognized as services are provided. The partnership recognizes room revenue net of taxes and levies. Advance deposits are deferred and included as a liability until services are provided to the customer. The partnership recognizes net wins from casino gaming activities (the difference between gaming wins and losses) as gaming revenue. The partnership recognizes liabilities for funds deposited by patrons before gaming play occurs and for chips in the patrons’ possession, both of which are included in accounts payable and other liabilities. Revenue and expenses from tour operations include the sale of travel and leisure packages and are recognized on the first day the travel package is in use. Amounts collected in advance from guests are deferred as a liability until such amounts are earned.

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

s)	Unit-based compensation
The partnership and its subsidiaries issue unit-based awards to certain employees and non-employee directors of certain subsidiaries. The cost of cash-settled unit-based transactions, comprised of unit options, deferred share units and restricted share units, is measured as the fair value at the grant date and expensed on a proportionate basis over the vesting period. The corresponding accrued liability is measured at each reporting date at fair value with changes in fair value recognized in net income. The cost of equity-settled unit-based transactions, comprised of unit options and restricted units, is determined as the fair value of the award on the grant date. The cost of equity-settled unit-based transactions is recognized as each tranche vests and is recorded within equity.

As of June 9, 2014, the partnership established certain unit-based awards plans in connection with the acquisition of BPO. The share options and restricted shares outstanding under the pre-existing BPO share-based compensation plans were either redeemed for cash or replaced under these new option or unit plans. The prior BPO plans were accounted for as equity-settled unit-based transactions. The terms of the new plans entitles holders of unit options to redeem such options for a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price. Consequently, the partnership accounted for these new options plans as cash-settled unit-based transactions, effective June 9, 2014, as described above.

On February 3, 2015, the BPY Unit Option Plan (the “BPY Plan”) was amended and restated by the board of directors of the general partner of BPY, and approved by unitholders on March 26, 2015. The amended BPY Plan allows for the settlement of the in-the-money amount of an option upon exercise in BPY Units for certain qualifying employees whose location of employment is outside of Australia and Canada. This amendment applies to all options granted under the BPY Plan, including those options outstanding prior to February 3, 2015. Consequently, as a result of this amendment, options granted to employees whose location of employment is outside of Australia and Canada under the amended and restated BPY Plan are accounted for as an equity-based compensation agreement while the remaining options continue to be accounted for as cash-settled unit-based transactions (see Note 30, Unit-based Compensation).

t)	Redeemable/Exchangeable Partnership Units
Beginning on April 15, 2015, the Redeemable/Exchangeable Partnership Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Partnership Units for LP Units, Redeemable/Exchangeable Partnership Units are required to be redeemed for cash. The Redeemable/Exchangeable Partnership Units provide the holder the direct economic benefits and exposures to the underlying performance of the operating partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owned a direct interest in the Class A LP Units of the operating partnership prior to August 8, 2013, and a managing general partnership interest on and subsequent to August 8, 2013 (see Note 1(a)). Accordingly, the Redeemable/Exchangeable Partnership Units have been presented within non-controlling interests on the consolidated balance sheets. The Redeemable/Exchangeable Partnership Units do not entail a contractual obligation on the part of the partnership to deliver cash and can be settled by the partnership, at its sole discretion, by issuing a fixed number of its own equity instruments. Refer to Note 3, The Spin-off, for further discussion.

u)	Earnings per limited partnership unit
The partnership calculates basic earnings per unit by dividing net income attributable to limited partners by the weighted average number of LP Units outstanding during the period. In addition, pursuant to IAS 33, Earnings per Share (“IAS 33”), the impact of the potential conversion of mandatorily convertible preferred shares, such as the exchangeable preferred equity securities (“Preferred Equity Units”) issued to the Qatar Investment Authority (“QIA”), is included in the calculation of the weighted average number of LP Units outstanding during the period without an add back to net income attributable to limited partners of the associated carry on such preferred shares. Refer to Note 18, Capital Securities, for further discussion of the Preferred Equity Units.

The partnership also calculates diluted earnings per unit by adjusting net income attributable to limited partners and the weighted average number of LP Units outstanding to reflect the impact of dilutive financial instruments. The calculation of diluted earnings per LP Units of the partnership includes the dilutive impact of securities issued by the partnership’s subsidiaries that are convertible into LP Units of the partnership, as well as options granted to employees pursuant to the BPY Plan.

v)	Critical judgments and estimates in applying accounting policies
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
The purchase and sale of businesses or subsidiaries between entities under common control fall outside the scope of IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

(iii)	Business combinations
Judgment is applied in determining whether an acquisition is a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners. Judgment is also applied in identifying acquired assets and assumed liabilities and determining their fair values.

(iv)	Investment properties
In applying relevant accounting policies, judgment is made in determining whether certain costs are additions to the carrying amount of the property, in identifying the point at which practical completion of the development property occurs, and in identifying borrowing costs directly attributable to the carrying amount of the development property.

The critical assumptions and estimates used when determining the fair value of investment properties are: the timing of rental income from future leases reflecting current market conditions; assumptions of future cash flows in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under active development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

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
The partnership’s accounting policies relating to assets held for sale are described in Note 2(h), Assets Held for Sale. In applying this policy, judgment is applied in determining whether sale of certain assets is highly probable, which is a necessary condition for being presented within assets held for sale.

(vii)	Revaluation of hospitality assets
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

a)	Redeemable/Exchangeable Partnership Units
Prior to the Spin-off, Brookfield Asset Management effected a reorganization so that the partnership’s commercial property operations, including its office, retail, industrial, multifamily, hospitality and other assets, located in the United States, Canada, Australia, Brazil and Europe, that had historically been owned and operated, both directly and through its operating entities, by Brookfield Asset Management, were acquired by the holding entities. The holding entities which were newly formed entities under the laws of the Province of Ontario, the State of Delaware and Bermuda, were established to hold the partnership’s interest in the Business, and the common shares of each of the holding entities are wholly-owned by the operating partnership. In consideration, Brookfield Asset Management received (i) additional LP Units of the partnership, (ii) Redeemable/Exchangeable Partnership Units, representing an 81.8% limited partnership interest in the operating partnership at Spin-off (61.9% as at December 31, 2015 - refer to Note 21(b)), and (iii) $1.25 billion of redeemable preferred shares of one of the holding entities (see Note 18, Capital Securities, for further discussion). The Redeemable/Exchangeable Partnership Units enable Brookfield Asset Management, at its request, to redeem the units in whole or in part in exchange for cash, subject to the partnership’s first right to acquire such interest (in lieu of such redemption) in exchange for LP Units of the partnership. The impact of the Redeemable/Exchangeable Partnership Units has not been recorded in these consolidated financial statements prior to April 15, 2013, as the Redeemable/Exchangeable Partnership Units were not in place prior thereto.

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

c)	Other arrangements with Brookfield Asset Management
The partnership entered into a Master Services Agreement with affiliates of Brookfield Asset Management (the “service providers”), to provide management services to the partnership. Pursuant to a Master Services Agreement, the partnership paid a base management fee to the service providers equal to $12.5 million per quarter. Additionally, the operating partnership paid a quarterly equity enhancement distribution to the Brookfield Property Special L.P. (“Property Special LP”) of 0.3125% of the amount by which the partnership’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the Spin-off, subject to certain adjustments. Property Special LP also receives incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the operating partnership exceed specified target levels as set forth in the operating partnership’s limited partnership agreement.

On August 3, 2015, the board of directors of the partnership approved an amendment to the base management fee and equity enhancement distribution calculations, effective as of the beginning of the third quarter of 2015. Pursuant to this amendment, the annual base management fee paid by the partnership to Brookfield Asset Management was changed from $50.0 million, subject to annual inflation adjustments, to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million, plus annual inflation adjustments. The calculation of the equity enhancement distribution was amended to reduce the distribution by the amount by which the revised base management fee is greater than $50.0 million per annum, plus annual inflation adjustments.

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

NOTE 4. FUTURE ACCOUNTING POLICY CHANGES
The following are accounting policies issued that the partnership expects to adopt in the future:

IFRS 16, Leases (“IFRS 16”) will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17, Leases (“IAS 17”) would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period. IFRS 16 supersedes IAS 17 and related interpretations and is effective for periods beginning on or after 1 January 2019, with earlier adoption permitted if IFRS 15, Revenue from Contracts with Customers has also been applied. The partnership is currently evaluating the impact of IFRS 16 to its consolidated financial statements.

IFRS 9, Financial Instruments (“IFRS 9”) will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements that are generally considered to be overly complex and difficult to apply. The new model results in a single impairment model being applied to all financial instruments, thereby removing a source of complexity associated with previous accounting requirements. It also introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted and will be applied retrospectively. The partnership is currently evaluating the impact of IFRS 9 to its consolidated financial statements.

IAS 16, Property, Plant, and Equipment (“IAS 16”) and IAS 38, Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12, Service Concession Arrangements (“SCA’s”). The IASB determined that the issue does not only relate to SCA’s but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for the amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The amendments to IAS 16 and IAS 38 have an immaterial impact to the partnership’s consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with early application permitted, and will be applied retrospectively. The partnership is currently evaluating the impact of IFRS 15 to its consolidated financial statements.

IFRS 11, Joint Arrangements: Accounting for Acquisitions of Interests in Joint Operations (“Amendments to IFRS 11”) was amended by the IASB in May 2014. The objective of the amendments is to add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, Business Combinations (“IFRS 3”). Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. The Amendments to IFRS 11 are effective for annual periods beginning on or after January 1, 2016 and should be applied prospectively. The Amendments to IFRS 11 have an immaterial impact to the partnership’s consolidated financial statements.

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
Pursuant to the terms of the Offer and Arrangement, BPO shareholders were able to receive either one LP Unit or $20.34 in cash for each BPO common share held, subject to pro-ration. Canadian BPO shareholders were given the option to receive, in lieu of LP Units, Exchange LP Units. Shareholders electing to receive LP Units, or Exchange LP Units, received one limited partnership unit for each BPO common share tendered (or deemed tendered). Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units, subject to certain terms and applicable law. An Exchange LP Unit provides a holder thereof with economic terms which are substantially equivalent to those of a LP Unit.

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

Under IFRS 10, Consolidated Financial Statements (“IFRS 10”), the buy-out of a non-controlling interest by a parent is accounted for as an equity transaction. As a result of the Offer and Arrangement, BPY owns 100% of the issued and outstanding common shares of BPO. Prior to the Arrangement, BPO was consolidated by BPY. Subsequent to the Arrangement, BPY continues to consolidate BPO. In addition, and in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”), transaction costs associated with such a transaction are accounted for as a deduction from equity in the consolidated financial statements. As a result, the partnership deducted approximately $25 million from equity for the year ended December 31, 2014.

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

NOTE 6. ACQUISITIONS AND BUSINESS COMBINATIONS

a)	Completed in 2015

In December 2015, the partnership acquired a portfolio of office properties in Brazil. Funds sponsored by Brookfield Asset Management contributed $396 million of cash which was drawn on subscription facilities. At the date the partnership’s consolidated financial statements were approved for issuance, the valuations of investment properties and property debt obligations were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis and may be adjusted retrospectively in future periods in accordance with IFRS 3.

On August 7th 2015, the partnership acquired 100% of the voting equity interests in Associated Estates Realty Corp. (“Associated Estates”) for consideration of $2,559 million. Associated Estates is a real estate investment trust focused on apartment communities located in major metropolitan areas across the U.S. Funds sponsored by Brookfield Asset Management contributed $1,007 million of cash which was drawn on subscription facilities with the remainder funded through debt financing. Included in the consideration paid was $873 million which was used to repay all of the existing debt obligations that were outstanding immediately prior to the acquisition. At the date the partnership’s September 30, 2015 consolidated financial statements were approved for issuance, the valuations of investment properties and property debt obligations were still under evaluation by the partnership. Accordingly, they were accounted for on a provisional basis. During the fourth quarter of 2015, the partnership completed the purchase price allocation for the acquisition of Associated Estates. No material changes were made to the provisional purchase price allocation disclosed in the September 30, 2015 consolidated financial statements.

On August 3rd 2015, the partnership acquired 100% of the voting equity interests in Center Parcs Group (“Center Parcs UK”) for consideration of $1,958 million. Center Parcs UK operates five short-break destinations across the United Kingdom. The acquisition was funded with $249 million in cash from the partnership, $551 million in cash contributed from third party co-investors, $749 million contributed by funds sponsored by Brookfield Asset Management which was drawn on subscription facilities and the remainder financed with debt. At the date the partnership’s consolidated financial statements were approved for issuance, the valuations of hospitality properties and intangible assets and goodwill, as well as deferred income taxes were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis and may be adjusted retrospectively in future periods in accordance with IFRS 3.

The following table summarizes the impact of material acquisitions during the year ended December 31, 2015:

(US$ Millions)	Associated Estates	Center Parcs UK	Brazil Office Portfolio	Other	Total
Investment properties	$2,468	$—	$626	$652	$3,746
Hospitality assets	—	2,618	—	—	2,618
Accounts receivable and other	143	71	36	12	262
Cash and cash equivalents	11	72	1	2	86
Goodwill(1)	—	941	—	—	941
Intangible assets	—	1,099	—	—	1,099
Total assets	2,622	4,801	663	666	8,752
Less:
Non-recourse borrowings	—	(2,139)	(177)	(5)	(2,321)
Accounts payable and other	(61)	(254)	(21)	(32)	(368)
Deferred income tax liabilities	—	(450)	(69)	—	(519)
Non-controlling interests(2)	(2)	—	—	(8)	(10)
Net assets acquired	$2,559	$1,958	$396	$621	$5,534
Consideration(3)	$2,559	$1,958	$396	$620	$5,533
Transaction costs	$42	$5	$11	$4	$62

(1)	The amount of goodwill from Center Parcs UK is still preliminary and subject to change.

(2)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of the fair value of the assets, liabilities and contingent liabilities on the date of acquisition.

(3)	Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

In the period from each acquisition date to December 31, 2015, the partnership recorded revenue and net income in connection with these acquisitions of approximately $379 million and $148 million, respectively. If the acquisitions had occurred on January 1, 2015, the partnership’s total revenue and net income would have been $5,754 million and $3,921 million, respectively, for the year ended December 31, 2015.

b)	Completed in 2014

The partnership completed the following acquisitions during the year ended December 31, 2014, all of which were accounted for as business combinations in accordance with IFRS 3.

In December 2014, the partnership acquired 100% of the equity in Moor Place in London for $334 million.

In November 2014, the partnership acquired equity interests in a portfolio of six high quality office parks in India (“Candor Office Parks”) for a total consideration of $304 million which was funded with $94 million in cash from the partnership and $210 million from the issuance of non-controlling interests to certain institutional investors through funds sponsored by Brookfield Asset Management. Upon the initial acquisition of its interest, the partnership did not have the current ability to appoint the directors necessary to exercise power over the activities of the Candor Office Parks entities and, accordingly, initially accounted for them as investments in associates using the equity method. In December 2014, the partnership entered into an agreement with the manager of the entities that gave it the ability to appoint the directors necessary to exercise control over four of the entities and joint control over the remaining two entities. The acquisition of control in December is accounted for as a business combination and the equity accounted investments in the entities over which control was acquired were measured at fair value at that date. As of the date the 2014 consolidated financial statements were approved for issuance, the partnership had not finalized its valuation of the investment properties and other assets acquired and debt obligations, deferred tax and other liabilities assumed. Also, the partnership had not completed its evaluation of certain payments made in connection with the business combination to determine if they represent consideration for the transaction or should be accounted for separately from the transaction. Accordingly, the measurement of the consideration paid, assets, liabilities and non-controlling interests were recognized on a provisional basis at December 31, 2014. During the fourth quarter of 2015, the partnership completed the purchase price allocation for Candor Office Parks. No material changes were made to the provisional purchase price allocation disclosed in the December 31, 2014 audited consolidated financial statements.

In October 2014, the partnership acquired 91% of the voting equity interest in CARS for consideration of $1,184 million which was funded with $334 million in cash from the partnership and $850 million in the issuance of non-controlling interests through funds sponsored by Brookfield Asset Management. As of the date the partnership’s 2014 consolidated financial statements were approved for issuance, the valuation of investment properties, debt obligations, deferred income taxes and contingent consideration were still under evaluation by the partnership and were accounted for on a provisional basis. During 2015, the partnership finalized the purchase price allocation for the acquisition of CARS. No material changes were made to the provisional purchase price allocation disclosed in the December 31, 2014 audited consolidated financial statements.

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

The following table summarizes the impact of significant acquisitions during the year ended December 31, 2014 that resulted in consolidation:

(US$ Millions)	Candor Office Parks	CARS	Manhattan Multi- family	Moor Place	KPMG Tower	Five Manhattan West	Other Business Combinations(1)	Total
Investment properties	$785	$4,313	$1,044	$332	$130	$653	$633	$7,890
Accounts receivable and other	100	6	9	2	—	57	4	$178
Cash and cash equivalents	—	15	15	—	—	—	7	$37
Total assets	885	4,334	1,068	334	130	710	644	8,105
Less:
Non-recourse borrowings	(193)	(2,980)	—	—	—	(462)	(118)	(3,753)
Accounts payable and other	(179)	(50)	(9)	—	—	(2)	(1)	(241)
Non-controlling interests(2)	(209)	(120)	(3)	—	—	(4)	(9)	(345)
Net assets acquired	$304	$1,184	$1,056	$334	$130	$242	$516	$3,766
Consideration(3)(4)	$304	$1,184	$1,056	$334	$130	$57	$516	$3,581
Transaction costs	$5	$9	$7	$4	$—	$—	$8	$33

(1)	Includes seven acquisitions of 53 properties completed during the year.

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

In the period from each acquisition date to December 31, 2014, the partnership recorded revenue and net income in connection with these acquisitions of approximately $143 million and $51 million, respectively. If the acquisitions had occurred on January 1, 2014, the partnership’s total revenue and net income would have been $4,948 million and $4,569 million, respectively, for the year ended December 31, 2014.

Acquisition-related costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in administration and other expense on the consolidated statements of income.

NOTE 7. INVESTMENT PROPERTIES
The following table presents a roll forward of investment property balances for the years ended December 31, 2015 and 2014:

	Year ended Dec. 31, 2015			Year ended Dec. 31, 2014
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of year	$37,789	$3,352	$41,141	$31,679	$2,474	$34,153
Changes resulting from:
Property acquisitions	3,950	210	4,160	8,080	26	8,106
Capital expenditures	916	1,149	2,065	821	881	1,702
Property dispositions(1)	(2,393)	(1,517)	(3,910)	(2,512)	(200)	(2,712)
Fair value gains, net	1,583	430	2,013	2,781	289	3,070
Foreign currency translation	(1,746)	(342)	(2,088)	(1,026)	(150)	(1,176)
Transfers between commercial properties and commercial developments	911	(911)	—	56	(56)	—
Reclassifications of assets held for sale and other changes	(1,899)	117	(1,782)	(2,090)	88	(2,002)
Balance, end of year	$39,111	$2,488	$41,599	$37,789	$3,352	$41,141

(1)	Property dispositions represent the carrying value on date of sale.

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

The key valuation metrics for the partnership’s consolidated commercial properties and equity accounted investments are set forth in the following tables below on a weighted-average basis:

		Dec. 31, 2015			Dec. 31, 2014
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Office
United States	Discounted cash flow	7.0%	5.7%	11	7.1%	5.9%	10
Canada	Discounted cash flow	6.1%	5.5%	10	6.3%	5.6%	11
Australia	Discounted cash flow	7.6%	6.2%	10	8.3%	6.8%	10
United Kingdom	Discounted cash flow	6.6%	5.1%	11	6.8%	5.1%	10
Brazil	Discounted cash flow	9.5%	7.7%	8	8.5%	7.5%	10
India	Discounted cash flow	14.4%	10.3%	5	14.5%	11.0%	5
Retail
Brazil	Discounted cash flow	9.8%	7.2%	10	9.2%	7.1%	10
Industrial	Discounted cash flow	7.6%	6.8%	10	7.9%	7.3%	10
Multifamily(1)	Direct capitalization	5.1%	n/a	n/a	5.4%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.3%	n/a	n/a	6.6%	n/a	n/a

(1)
The valuation method used to value multifamily and triple net lease properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

		Dec. 31, 2015			Dec. 31, 2014
Equity accounted investments(1)	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Office
United States	Discounted cash flow	6.3%	5.3%	11	6.4%	5.4%	9
Australia	Discounted cash flow	7.4%	6.1%	10	8.3%	7.0%	10
United Kingdom(2)	Discounted cash flow	4.9%	5.2%	10	n/a	n/a	n/a
Germany	Discounted cash flow	8.1%	4.7%	10	n/a	n/a	n/a
Retail
United States	Discounted cash flow	7.4%	5.8%	10	7.4%	5.8%	10
Industrial	Discounted cash flow	7.1%	6.5%	10	7.2%	6.6%	10
Multifamily(3)	Direct capitalization	5.4%	n/a	n/a	5.5%	n/a	n/a

(1)	See Note 9 for further discussion on the partnership’s equity accounted investments.

(2)
Certain properties in the United Kingdom accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

(3)
The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Operating properties with a fair value of approximately $10.8 billion (December 31, 2014 - $7.6 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any buildings held under operating leases.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above.

	Dec. 31, 2015			Dec. 31, 2014
(US$ Millions)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investment properties:
Commercial properties	$—	$—	$39,111	$—	$—	$37,789
Commercial developments	—	—	2,488	—	—	3,352
Total	$—	$—	$41,599	$—	$—	$41,141

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2015, 2014, and 2013. Investment properties with a fair value of $39.2 billion (December 31, 2014 - $36.6 billion) are pledged as security for property debt.

During the year ended December 31, 2015, the partnership capitalized a total of $1,149 million (December 31, 2014 - $881 million) of costs related to development properties. Included in this amount is $1,034 million (December 31, 2014 - $778 million) of construction and related costs and $115 million (December 31, 2014 - $103 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2015 is 4.3% (December 31, 2014 - 5.9%).

NOTE 8. INVESTMENTS IN SUBSIDIARIES

The partnership considers all relevant facts and circumstances in determining that its voting rights in these material subsidiaries are sufficient to give it power over these subsidiaries. In addition, the partnership has exposure and rights to substantial variable returns from its economic interests in these subsidiaries, even after consideration of material non-controlling interests in certain subsidiaries. The partnership is able to use its power to affect the amount of its returns and consolidates these subsidiaries.

The following table presents the partnership’s material subsidiaries as of December 31, 2015 and 2014:

	Jurisdiction of formation	Economic interest		Voting interest
		Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Holding entities
Brookfield Property L.P.(1)	Bermuda	37%	37%	100%	100%
BPY Bermuda IV Holdings L.P.	Delaware	37%	—%	100%	—%
Brookfield BPY Retail Holdings II Inc.	Ontario	37%	37%	100%	100%
BPY Bermuda Holdings Limited	Bermuda	37%	37%	100%	100%
BPY Bermuda Holdings II Limited	Bermuda	37%	37%	100%	100%
Brookfield BPY Holdings Inc.	Ontario	37%	37%	100%	100%
BPY Bermuda Holdings IV Limited	Bermuda	37%	—%	100%	—%
BPY Bermuda Holdings 1A Limited	Bermuda	37%	—%	100%	—%
Real estate entities
Brookfield Office Properties Inc.	Canada	100%	100%	100%	100%
Brookfield BPY Holdings (Australia) ULC(2)	Canada	100%	100%	—%	—%
DS4 Holdings Limited	Barbados	100%	100%	100%	100%
BSREP CARS Sub-Pooling LLC(3)	United States	26%	26%	—%	—%
Center Parcs UK(3)	United Kingdom	32%	—%	—%	—%
BSREP Industrial Pooling Subsidiary L.P.(3)	United States	30%	28%	—%	—%
Associated Estates(3)	United States	34%	—%	—%	—%
Brookfield Brazil Retail Fundo de Investimento em Participações(3)	Brazil	40%	35%	—%	—%
BREF ONE, LLC(3)	United States	33%	33%	—%	—%
BSREP Europe Holdings L.P.(3)	Cayman Islands	34%	31%	—%	—%
BSREP UA Holdings LLC(3)	United States	30%	30%	—%	—%
BSREP CXTD Holdings L.P.(3,4)	Cayman Islands	31%	31%	—%	—%
BSREP India Office Holdings Pte. Ltd.(3)	Singapore	33%	19%	—%	—%

(1)
BPY holds all managing general partner units of the operating partnership and therefore has the power to direct the relevant activities and affairs of the operating partnership. The managing general partner units represent 37% and 37% of the total number of the operating partnership’s units at December 31, 2015 and 2014, respectively.

(2)
This entity holds economic interest in certain of its Australian properties not held through BPO. This economic interest is held in the form of participating loan agreements with Brookfield Asset Management.

(3)
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

(4)
The partnership holds its interest in CXTD through BSREP CXTD Holdings L.P., which interest is accounted for under the equity method. Refer to Note 9, Equity Accounted Investments for additional information.

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

	Jurisdiction of formation	Proportion of economic interests held by non- controlling interests		Non-controlling interests
(US$ Millions)		Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Brookfield Office Properties Inc.(1)	Canada	—%	—%	$2,622	$2,790
BSREP CARS Sub-Pooling LLC	United States	74%	74%	1,104	763
Center Parcs UK	United Kingdom	68%	—%	1,071	—
BSREP Industrial Pooling Subsidiary L.P.	United States	70%	72%	883	829
Associated Estates	United States	66%	—%	645	—
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	Brazil	60%	65%	406	763
BREF ONE, LLC	United States	67%	67%	457	457
BSREP CXTD Holdings L.P.(2)	Cayman Islands	69%	69%	410	427
BSREP Europe Holdings L.P.	Cayman Islands	66%	69%	386	382
BSREP UA Holdings LLC	United States	70%	70%	333	233
BSREP India Office Holdings Pte. Ltd.	Singapore	67%	81%	284	441
Other	Various	18% - 88%	18% - 87%	374	1,006
Total				$8,975	$8,091

(1)	Includes non-controlling interests in BPO subsidiaries which vary from 16% - 100%.

(2)
The partnership holds its interest in CXTD through BSREP CXTD Holdings L.P., which interest is accounted for under the equity method. Refer to Note 9, Equity Accounted Investments for additional information.

Summarized financial information in respect of each of the partnership’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	Dec. 31, 2015
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
Brookfield Office Properties Inc.	$1,465	$32,489	$5,805	$11,475	$1,911	$14,763
BSREP CARS Sub-Pooling LLC	13	4,612	190	2,950	1,104	380
Center Parcs UK	95	4,421	190	2,753	1,071	502
BSREP Industrial Pooling Subsidiary L.P.	302	1,733	353	481	883	318
Associated Estates	73	2,629	60	1,665	645	332
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	52	862	37	331	406	140
BREF ONE, LLC	287	2,308	185	1,729	457	224
BSREP Europe Holdings L.P.	66	1,113	164	437	386	192
BSREP UA Holdings LLC	42	1,178	27	720	333	140
BSREP India Office Holdings Pte. Ltd.	95	1,037	50	660	284	139
Total	$2,490	$52,382	$7,061	$23,201	$7,480	$17,130

	Dec. 31, 2014
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
Brookfield Office Properties Inc.	$2,829	$31,576	$3,961	$14,908	$2,009	$13,527
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	87	1,545	27	594	763	248
BSREP Industrial Pooling Subsidiary L.P.	148	1,777	105	694	829	297
BSREP Europe Holdings L.P.	170	803	130	297	382	164
BREF ONE, LLC	313	2,270	173	1,727	457	226
BSREP CARS Sub-Pooling LLC	27	4,340	370	2,994	763	240
BSREP India Office Holdings Pte. Ltd.	132	785	—	377	441	99
BSREP UA Holdings LLC	26	1,055	11	738	233	99
BSREP CXTD Holdings L.P.	21	603	3	—	427	194
Total	$3,753	$44,754	$4,780	$22,329	$6,304	$15,094

	Year ended Dec. 31, 2015
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
Brookfield Office Properties Inc.	$2,170	$172	$(3)	$69	$2,153	$1,662
BSREP CARS Sub-Pooling LLC	283	146	146	47	50	50
Center Parcs UK	285	69	20	20	36	4
BSREP Industrial Pooling Subsidiary L.P.	128	107	107	36	37	38
Associated Estates	75	24	24	3	5	3
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	91	(71)	(301)	15	(47)	(125)
BREF ONE, LLC	799	(19)	69	63	(9)	34
BSREP Europe Holdings L.P.	128	98	38	15	50	18
BSREP UA Holdings LLC	109	99	99	—	42	42
BSREP India Office Holdings Pte. Ltd.	113	78	52	—	44	36
Total	$4,181	$703	$251	$268	$2,361	$1,762

	Year ended Dec. 31, 2014
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
Brookfield Office Properties Inc.	$2,372	$204	$123	$569	$2,614	$2,161
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	129	(60)	(161)	12	(33)	(66)
BSREP Industrial Pooling Subsidiary L.P.	110	88	88	32	30	30
BSREP Europe Holdings L.P.	88	99	61	—	43	27
BREF ONE, LLC	783	(58)	129	33	(28)	64
BSREP CARS Sub-Pooling LLC	58	14	14	—	5	5
BSREP India Office Holdings Pte. Ltd.	—	(4)	(4)	—	(2)	(2)
BSREP UA Holdings LLC	21	—	—	—	—	—
BSREP CXTD Holdings L.P.	—	97	97	10	44	44
Total	$3,561	$380	$347	$656	$2,673	$2,263

	Year ended Dec. 31, 2013
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
Brookfield Office Properties Inc.	$2,304	$131	$86	$221	$1,091	$827
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	142	39	(9)	—	6	(11)
BSREP Industrial Pooling Subsidiary L.P.	83	107	—	—	34	—
BSREP Europe Holdings L.P.	46	38	44	—	16	18
BREF ONE, LLC	862	(72)	46	29	(35)	23
Total	$3,437	$243	$167	$250	$1,112	$857

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

			Proportion of ownership interests/voting rights held by the partnership		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Joint ventures
Stork Holdco LP (“Stork”)(1)	Property holding company	United Kingdom	50%	—%	$3,401	$—
Manhattan West, New York	Property holding company	United States	56%	—%	1,073	—
245 Park Avenue, New York	Property holding company	United States	51%	51%	784	708
Grace Building, New York	Property holding company	United States	50%	50%	590	538
Southern Cross East, Melbourne(2)	Property holding company	Australia	50%	—%	334	—
Potsdamer Platz, Berlin	Holding company	Germany	50%	—%	316	—
Brookfield D.C. Office Partners LLC (“D.C. Fund”), Washington, D.C.	Property holding company	United States	51%	—%	316	—
EY Centre, Sydney(2)	Property holding company	Australia	50%	50%	203	218
75 State Street, Boston	Property holding company	United States	51%	—%	159	—
Republic Plaza, Denver	Property holding company	United States	50%	50%	123	112
Other	Various	Various	13% - 83%	12% - 83%	1,484	1,056
					8,783	2,632
Associates
General Growth Properties, Inc. ("GGP")	Real estate investment trust	United States	29%	29%	7,215	6,887
China Xintiandi (“CXTD”)(3)	Property holding company	China	22%	—%	589	—
Rouse Properties, Inc. (“Rouse”)	Real estate investment trust	United States	34%	34%	380	408
Diplomat Resort and Spa ("Diplomat")	Property holding company	United States	90%	90%	322	210
Other	Various	Various	23% - 49%	23% - 49%	349	219
					8,855	7,724
Total					$17,638	$10,356

(1)	Stork is the joint venture through which the partnership acquired Canary Wharf Group plc (“Canary Wharf”) in London.

(2)
The partnership exercises joint control over these jointly controlled assets through a participating loan agreement with Brookfield Asset Management that is convertible at any time into a direct equity interest in the entity.

(3)	The partnership’s interest in CXTD is held through BSREP CXTD Holdings L.P. in which it has an approximate 31% interest. Refer to Note 8, Investment in Subsidiaries for additional information.

During the first quarter of 2015, the partnership formed a joint venture, Stork, that acquired all of the outstanding equity of Songbird Estates plc, which prior to the transaction owned approximately 69% of Canary Wharf. Stork also acquired the remaining equity interests in Canary Wharf held by the partnership and other investors. The partnership contributed cash of approximately $1.5 billion and its 22% equity interest in Canary Wharf to Stork for a 50% equity interest therein. The partnership has joint control over Stork and, through Stork, the underlying investment in Canary Wharf, as Stork’s governing documents require that directors appointed by each investor jointly direct its relevant activities.

During the second quarter of 2015, the partnership formed the D.C. Fund by contributing 650 Massachusetts Avenue, 77K Street, 799 9th Avenue and interests in five properties formerly held in the US Office Fund (1400K Street, 1200K Street, 1250 Connecticut Avenue, Bethesda Crescent and the Victor Building) from its Washington, D.C. office portfolio. BPO’s US Office Fund (“US Office Fund”) consists of a portfolio of office properties in New York, Washington, D.C., Houston and Los Angeles and is led and managed by BPO, which has an 84% interest in the fund. An institutional investor in the US Office Fund also contributed its share of the US Office Fund assets mentioned above to the D.C. Fund. The partnership sold an interest in the D.C. Fund for proceeds of approximately $282 million and initially recognized a 51% equity accounted investment at its fair value of $305 million less a $26 million note payable and capital securities of $39 million, both held by the US Office Fund investor, which are both convertible into equity interests in the D.C. Fund. The partnership retained a 40% economic ownership in the D.C. Fund.

On April 30, 2015, the partnership sold a 49% interest in 75 State Street in Boston, which was previously consolidated within commercial properties, for $238 million, net of assumed debt. The partnership retained joint control and initially recognized the equity accounted investment at its fair value of $148 million.

During the third quarter of 2015, the partnership converted its interest in convertible preferred equity of CXTD into common equity in the entity. The investment was recognized at fair value at the date of conversion. As of December 31, 2015, the carrying value for the investment in CXTD was $589 million and is being accounted for under the equity method as an associate. Prior to conversion, the investment was accounted for as a financial asset measured at FVTPL.

Also during the third quarter of 2015, the partnership acquired a 50% joint venture interest in a portfolio of hotels in Germany, which is accounted for under the equity method with a carrying amount of $179 million as of December 31, 2015. The partnership had previously held loan notes receivable secured by this portfolio, which were recorded within loans and notes receivable on the consolidated balance sheets of the partnership. In connection with the acquisition, certain of the notes were repaid in full.

During the fourth quarter, the partnership entered into the following transactions, which resulted in additions to its equity accounted investment balance:

•
On October 6, 2015, the partnership sold an 80% interest in 99 Bishopsgate in London for net proceeds of £104 million. As a result of the transaction, the partnership retained joint control and initially recognized the equity accounted investment at its fair value of £29 million.

•
On October 28, 2015, the partnership sold approximately 44% of the Manhattan West development, Five Manhattan West, and 424/434 West 33rd Street for $716 million. As a result of the transaction, the partnership retained joint control and initially recognized the equity accounted investment at its fair value of $1,117 million.

•
On December 18, 2015, the partnership sold an interest in Southern Cross East in Melbourne for A$456 million. As a result of the transaction, the partnership retained joint control and initially recognized the equity accounted investment at its fair value of A$458 million.

•
On December 30, 2015, the partnership acquired Potsdamer Platz, a mixed-use estate consisting of 16 properties in Berlin along with an outside partner. The partnership has joint control and initially recognized the equity accounted investment at its fair value of €293 million.

The fair value of the common shares of GGP held by the partnership based on the trading price of GGP common stock as of December 31, 2015 is $6,948 million (December 31, 2014 - $7,183 million). The fair value of the common shares of Rouse held by the partnership based on the trading price of Rouse common stock as of December 31, 2015 is $282 million (December 31, 2014 - $359 million). There are no quoted market prices for the partnership’s other equity accounted investments.

At December 31, 2015, the partnership performed a review to determine whether there is any objective evidence that the investments in GGP and Rouse are impaired. As a result of this review, management determined that there is no objective evidence of impairment of GGP and Rouse at December 31, 2015.

At December 31, 2014, the partnership performed a review to determine whether there is any objective evidence that the investment in GGP is impaired or whether there is any indication that the impairment loss recognized in 2013 of $249 million, or any portion thereof, may no longer exist. Management reviewed the carrying value of the partnership’s investment in GGP ($6,638 million, prior to taking into consideration any reversal of the impairment loss recorded in 2013) and compared this balance to the fair value of the common shares of GGP held by the partnership based on the published trading price of GGP common stock as of December 31, 2014 ($7,183 million). Consequently, management estimated the recoverable amount of the investment in GGP to be the fair value of the common shares of GGP at December 31, 2014 and determined that the impairment loss recognized in 2013 should be reversed. Accordingly, the consolidated statements of income for the year ended December 31, 2014 include, within share of net earnings from equity accounted investments, the reversal of the full $249 million impairment charge taken in the prior year, which resulted in a carrying value of the investment in common shares of GGP of $6,887 million at December 31, 2014.

The following table presents the change in the balance of the partnership’s equity accounted investments as of December 31, 2015 and 2014:

(US$ Millions) Years ended Dec. 31,	2015	2014
Equity accounted investments, beginning of year	$10,356	$9,281
Additions, net of disposals	6,034	275
Share of net earnings from equity accounted investments	1,591	1,366
Distributions received	(276)	(549)
Foreign currency translation	(59)	(44)
Other	(8)	27
Equity accounted investments, end of year	$17,638	$10,356

The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as of December 31, 2015 and 2014:

	Dec. 31, 2015
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
Stork	$853	$12,643	$896	$5,799	$6,801
Manhattan West	251	2,681	71	945	1,916
245 Park Avenue	44	2,299	9	796	1,538
Grace Building	25	2,056	16	882	1,183
Southern Cross East	4	666	2	—	668
Potsdamer Platz	19	1,464	14	838	631
D.C. Fund	42	1,363	32	754	619
EY Centre	11	423	28	—	406
Republic Plaza	40	502	21	275	246
75 State Street	10	618	7	309	312
Other	378	6,656	887	2,342	3,805
	1,677	31,371	1,983	12,940	18,125
Associates
GGP	2,390	44,126	1,130	21,544	23,842
CXTD	358	4,466	1,115	1,018	2,691
Rouse	93	3,012	110	1,707	1,288
Diplomat	19	716	16	362	357
Other	322	1,496	118	756	944
	3,182	53,816	2,489	25,387	29,122
Total	$4,859	$85,187	$4,472	$38,327	$47,247

	Dec. 31, 2014
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
245 Park Avenue	$30	$2,167	$13	$795	$1,389
Grace Building	47	1,930	19	882	1,076
EY Centre	3	441	9	—	435
Republic Plaza	33	487	24	270	226
Other	1,017	2,952	806	1,078	2,085
	1,130	7,977	871	3,025	5,211
Associates
GGP	1,108	40,631	830	17,985	22,924
Rouse	107	2,823	76	1,618	1,236
Diplomat	18	610	34	360	234
Other	158	1,585	472	584	687
	1,391	45,649	1,412	20,547	25,081
Total	$2,521	$53,626	$2,283	$23,572	$30,292

Summarized financial information in respect of the partnership’s equity accounted investments for the years ended December 31, 2015, 2014 and 2013 is set out below:

	Year ended Dec. 31, 2015
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Stork	$606	$365	$763	$1,004	$(102)	$463	$—
Manhattan West	12	6	15	21	—	12	—
245 Park Avenue	157	92	127	192	—	98	21
Grace Building	120	81	102	141	—	70	18
Southern Cross East	1	—	—	1	—	1	—
Potsdamer Platz	—	—	(4)	(4)	—	(2)	—
D.C. Fund	75	43	6	38	—	19	5
EY Centre	35	8	30	57	—	29	—
Republic Plaza	45	29	—	16	—	8	—
75 State Street	28	18	17	27	—	14	—
Other	448	310	455	593	4	266	30
	1,527	952	1,511	2,086	(98)	978	74
Associates
GGP	3,208	1,801	450	1,857	(12)	526	186
CXTD	170	159	957	968	2	46	—
Rouse	370	108	(196)	66	—	(12)	14
Diplomat	148	132	(18)	(2)	121	(9)	—
Other	318	275	122	165	36	64	2
	4,214	2,475	1,315	3,054	147	615	202
Total	$5,741	$3,427	$2,826	$5,140	$49	$1,593	$276

	Year ended Dec. 31, 2014
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
245 Park Avenue	$149	$86	$101	$164	$—	$84	$17
Grace Building	106	61	146	191	—	95	252
EY Centre	43	10	—	33	—	17	15
Republic Plaza	30	20	9	19	—	9	—
Other	235	128	251	358	—	154	84
	563	305	507	765	—	359	368
Associates
GGP	3,188	1,628	996	2,556	(5)	985	158
Rouse	304	221	4	87	—	29	14
Diplomat	41	61	(5)	(25)	21	(22)	—
Other	161	134	21	48	12	15	9
	3,694	2,044	1,016	2,666	28	1,007	181
Total	$4,257	$2,349	$1,523	$3,431	$28	$1,366	$549

	Year ended December 31, 2013
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Net income	Other compre- hensive income	Partnership's share of net income	Distributions received
Joint ventures
245 Park Avenue	$145	$83	$(7)	$55	$—	$27	$29
Grace Building	100	48	102	154	—	76	—
Five Manhattan West	48	46	101	103	—	76	—
Bourke Place Trust	11	3	3	11	—	6	—
Darling Park Complex	26	18	(1)	7	—	9	—
EY Centre	44	11	23	56	—	24	18
Other	189	148	145	186	—	116	71
	563	357	366	572	—	334	118
Associates
GGP	3,079	1,940	1,510	2,649	64	425	102
Rouse	263	216	99	146	—	63	11
Other	496	457	—	39	—	13	5
	3,838	2,613	1,609	2,834	64	501	118
Total	$4,401	$2,970	$1,975	$3,406	$64	$835	$236

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

NOTE 10. INVESTMENTS IN JOINT OPERATIONS
The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenues, and expenses of the properties in these consolidated financial statements:

		Place of incorporation and principal place of business	Ownership(1)
Name of property	Principal activity		Dec. 31, 2015	Dec. 31, 2014
Brookfield Place - Retail & Parking	Property	Toronto	56%	56%
Brookfield Place III	Development property	Toronto	54%	54%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(2)	Property	Toronto	25%	25%
151 Yonge Street	Property	Toronto	—%	25%
2 Queen Street East	Property	Toronto	25%	25%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Bankers West Parkade	Development property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
Place de Ville I	Property	Ottawa	25%	25%
Place de Ville II	Property	Ottawa	25%	25%
Jean Edmonds Towers	Property	Ottawa	25%	25%
300 Queen Street	Development property	Ottawa	25%	25%
World Square Retail(3)	Property	Sydney	50%	50%
52 Goulburn Street(3)	Property	Sydney	50%	50%
235 St Georges Terrace(3)	Property	Perth	50%	50%
108 St Georges Terrace(3)	Property	Perth	50%	50%
Southern Cross West(3)	Property	Melbourne	50%	—%
Shopping Patio Paulista	Property	São Paulo	60%	60%
Shopping Patio Paulista - Expansion	Development property	São Paulo	44%	44%
Shopping Mogi	Property	São Paulo	—%	63%
Shopping Patio Higienópolis	Property	São Paulo	25%	25%
Shopping Patio Higienópolis - Expansion	Development property	São Paulo	32%	32%
Shopping Patio Higienópolis - Co-Invest	Property	São Paulo	5%	5%
Shopping Patio Higienópolis Expansion - Co-Invest	Development property	São Paulo	6%	6%
Brookfield Brazil Higienópolis	Property	São Paulo	20%	11%
Brookfield Brazil Higienópolis - Expansion	Development property	São Paulo	12%	11%
Shopping Raposo	Property	São Paulo	60%	60%
West Shopping	Property	São Paulo	45%	45%
G2-Infospace Gurgaon	Property	NCR-Delhi Region	72%	72%

(1)	Represents ownership in these properties before non-controlling interests in subsidiaries that hold these ownership interests.

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

The partnership disposed of its interests in 151 Yonge Street on January 22, 2015 for consideration of C$38 million and its interests in Shopping Mogi on May 4, 2015 for consideration of R$210 million.

On December 18, 2015, the partnership sold 50% of its interest in Southern Cross West in Melbourne for A$218 million. As a result, the partnership now has joint control of the property and will proportionately consolidate its remaining 50% interest.

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

The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)	Participation interest		Carrying value
Name of property	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Darling Park Complex, Sydney	30%	30%	$195	$155
IAG House, Sydney	50%	50%	94	103
Bourke Place Trust, Melbourne(1)	—%	43%	—	168
Jessie Street, Sydney	100%	100%	136	153
Infrastructure House, Canberra	100%	100%	24	30
Total participating loan interests			$449	$609
(1) Asset was disposed of during 2015.

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net on the consolidated statements of income. As of December 31, 2015, the carrying value of the embedded derivative is $118 million (December 31, 2014 - $43 million).

For the year ended December 31, 2015, the partnership recognized interest income on the participating loan interests of $41 million (2014 - $50 million; 2013 - $40 million) and fair value gains of $88 million (2014 - $38 million; 2013 - $19 million).

Summarized financial information in respect of the properties underlying the partnership’s investment in participating loan interests is set out below:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Non-current assets	$1,674	$2,050
Current assets	35	35
Total assets	1,709	2,085
Non-current liabilities	483	821
Current liabilities	180	20
Total liabilities	663	841
Net assets	$1,046	$1,244

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Revenue	$159	$197	$237
Expenses	74	95	116
Earnings before fair value gains	85	102	121
Fair value gains, net	258	51	59
Net earnings	$343	$153	$180

NOTE 12. HOSPITALITY ASSETS
Consolidated hospitality assets primarily consist of the partnership’s hospitality properties as part of the acquisition of Center Parcs UK, which was acquired during the third quarter 2015. In addition, hospitality assets includes the partnership’s hospitality properties received as part of the acquisitions of Paradise Island Holdings Limited (“Atlantis”) and BREF HR, LLC (“Hard Rock Hotel and Casino”). Hospitality assets are presented on a cost basis, net of accumulated fair value changes and accumulated depreciation. The partnership depreciates these assets on a straight-basis over their relevant estimated useful lives.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	7 to 50+
Land improvements	14 to 30
Furniture, fixtures and equipment	3 to 20

Accumulated fair value changes include unrealized revaluations of hospitality assets using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as unrealized impairment losses recorded in net income. The partnership determines the fair value of these its North American hospitality assets using internal valuations on an annual basis as of December 31 by discounting the expected future cash flows, generally over a term of 7 years including a terminal value based on the application of a capitalization rate to estimated year 8 cash flows. The partnership also obtained valuations prepared by external valuation professionals as at December 31, 2015 to assist in determining fair value. Such valuations are used as another data point for management to ultimately conclude on the fair value estimate determined. The hospitality operating assets are pledged as collateral for the property debt at their respective properties.

Significant unobservable inputs (Level 3) are utilized when determining the fair value of hospitality properties. The significant Level 3 inputs include the discount rate, terminal capitalization rate, and investment horizon. Key valuation assumptions for the partnership’s North American hospitality assets included a weighted average discount rate of 10.0% (2014 – 10.2%), terminal capitalization rate of 7.4% (2014 – 7.4%), and investment horizon of 7 years (2014 – 7 years).

As of December 31, 2015, the fair value of the hospitality assets acquired in connection with the acquisition of Center Parcs UK during the third quarter of 2015 was determined using external valuations by discounting the expected future cash flows. Key valuation assumptions included a weighted average discount rate of 8.6%, terminal capitalization rate of 7.6%, and investment horizon of 6 years. As discussed in Note 6, Acquisitions and Business Combinations, the valuations of hospitality properties were still under evaluation by the partnership on the date the partnership’s consolidated financial statements were approved for issuance. Accordingly, these assets have been accounted for on a provisional basis and may be adjusted retrospectively in future periods in accordance with IFRS 3.
The following table presents the change to the components of the partnership’s hospitality assets from the beginning of the year:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Cost:
Balance, beginning of year	$2,430	$2,569
Acquisitions through business combinations	2,619	—
Additions	74	27
Disposals	(10)	(166)
Foreign currency translation	(151)	—
	4,962	2,430
Accumulated fair value changes:
Balance, beginning of year	426	129
Increase from revaluation	163	302
Provision for impairment	(4)	(5)
	585	426
Accumulated depreciation:
Balance, beginning of year	(378)	(266)
Depreciation	(153)	(112)
	(531)	(378)
Total hospitality assets	$5,016	$2,478

NOTE 13. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Securities designated as FVTPL	$37	$1,929
Derivative assets	1,379	1,424
Securities designated as AFS	142	143
Goodwill	888	78
Intangible assets, net	1,321	307
Other	116	136
Total other non-current assets	$3,883	$4,017

a)	Securities designated as FVTPL
At December 31, 2014, securities designated as FVTPL included the partnership’s 22% common equity interest in Canary Wharf. Beginning in the first quarter of 2015, the partnership’s interest in Canary Wharf has been included in equity accounted investments on the consolidated balance sheets through its joint venture interest in Stork, as discussed in Note 9, Equity Accounted Investments.

At December 31, 2014, securities designated as FVTPL also included an investment in convertible preferred equity of CXTD, which was made by an indirect subsidiary of the partnership, in which the partnership holds an approximate 31% interest. During the third quarter of 2015, the preferred equity interest was converted into a 22% common equity interest of CXTD. Following this conversion, the partnership’s voting interest in CXTD has been included in equity accounted investments on the consolidated balance sheets, as discussed in Note 9, Equity Accounted Investments.

b)	Derivative assets
Derivative assets primarily include warrants to purchase shares of common stock of GGP measured at FVTPL with a carrying amount of $1,364 million (December 31, 2014 - $1,394 million). The fair value of the GGP warrants as of December 31, 2015 was determined using a Black-Scholes option pricing model, assuming a 1.9 year term (December 31, 2014 - 2.9 year term), 57% volatility (December 31, 2014 - 51% volatility), and a risk free interest rate of 0.98% (December 31, 2014 - 1.01%).

c)	Securities designated as AFS
Securities designated as AFS represent the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C. and Heritage Plaza in Houston, both property holding companies, that it previously controlled and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership continues to manage these properties on behalf of the acquirer but does not exercise significant influence over the relevant activities of the properties. Included in securities designated as AFS are $106 million of securities pledged as security for a loan payable to the issuer in the amount of $92 million (December 31, 2014 - $92 million) recognized in other non-current liabilities.

d)	Goodwill
Goodwill is primarily attributable to the carrying value of goodwill related to the acquisition of Center Parcs UK in the third quarter of 2015 of $888 million. As discussed in Note 6, the amount is still preliminary and subject to change. At December 31, 2014, prior to the acquisition of Center Parcs UK, goodwill was attributable to a portfolio premium recognized in connection with the historical purchase of the partnership’s Brazilian retail assets. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use. As a result of the annual impairment test, the partnership impaired the remaining portfolio premium balance ($51 million) in the third quarter of 2015 as a result of the continuing weakness in the Brazilian economy and the impact on the valuation of the partnership’s retail assets in the country.

e)	Intangible Assets
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark assets acquired in connection with the acquisition of Center Parcs UK during the third quarter of 2015. As discussed in Note 6, Acquisitions and Business Combinations, the acquired assets of Center Parcs UK, including trademark assets, and assumed liabilities were still under evaluation by the partnership at the date the partnership’s financial statements were approved for issuance. Accordingly, they have been accounted for on a provisional basis and may be adjusted retrospectively in future reporting periods in accordance with IFRS 3.

In addition, intangible assets include the trademark and licensing assets acquired as part of the historical acquisitions of Atlantis and Hard Rock Hotel and Casino.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Gaming rights	Indefinite
Water/ electricity rights	Indefinite
Management contracts	40
Customer relationships	9 to 10
Other	6 to 10

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

The following table presents a roll forward of the partnership’s intangible assets:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Balance, beginning of year	$307	$326
Acquisitions, net of disposals	1,083	(3)
Amortization	(5)	(15)
Impairment losses	—	(1)
Foreign currency translation	(64)	—
Balance, end of year	$1,321	$307

NOTE 14. LOANS AND NOTES RECEIVABLE
Loans and notes receivable primarily represents investments in debt instruments secured by commercial and other income producing real property. Loans and notes receivable are financial assets that are carried at amortized cost on the consolidated balance sheets with interest income recognized following the effective interest method on the consolidated statements of income. A loan is considered impaired when, based upon current information and events, it is probable that the partnership will be unable to collect all amounts due for both principal and interest according to the contractual terms of the loan agreement. Loans are evaluated individually for impairment given the unique nature and size of each loan. On a quarterly basis, the partnership’s subsidiaries perform a quarterly review of all collateral properties underlying the loans receivable for each collateralized loan. There is no impairment of loans and notes receivable for the year ended December 31, 2015.

NOTE 15. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Accounts receivable(1)	$422	$478
Restricted cash and deposits(2)	338	2,121
Other current assets	460	526
Total accounts receivable and other	$1,220	$3,125

(1)	See Note 35, Related Parties, for further discussion.

(2)
Restricted cash and deposits at December 31, 2014 include $1,800 million of cash received from the issuance of the Preferred Equity Units to QIA that included restrictions requiring that it first be used to finance the acquisition of Canary Wharf in the first quarter of 2015.

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

During the first and second quarters of 2015, the partnership disposed of interests in the following office properties that were classified as assets held for sale at December 31, 2014: Metropolitan Park East & West in Seattle, 1250 Connecticut Avenue, 650 Massachusetts, 77 K Street, 799 9th Street, 1400 K Street, 1200 K Street, Bethesda Crescent, and Victor Building, all of which are located in Washington, D.C., 75 State Street in Boston and 151 Yonge Street in Toronto, as well as a portfolio of multifamily assets in Virginia.

During the second quarter of 2015, HSBC Building in Toronto was reclassified to assets held for sale and on September 30, 2015, the partnership sold the property for C$110 million. Net proceeds of C$67 million was received after the debt was assumed.

During the third quarter of 2015, 99 Bishopsgate in London was reclassified to assets held for sale and on October 6, 2015, the partnership sold an 80% interest for net proceeds of £104 million.

At December 31, 2015, assets held for sale include two properties in the partnership’s office segment, in Vancouver and Sydney, a portfolio of industrial assets near the U.S. - Mexico border and two multifamily properties in the U.S. On February 2, 2016, and February 29, 2016, the partnership sold the office properties in Sydney and Vancouver for A$285 million and C$428 million, respectively.

The following is a summary of the assets and liabilities that were classified as held for sale as of December 31, 2015 and December 31, 2014:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Investment properties	$775	$2,173
Accounts receivables and other assets	30	68
Assets held for sale	805	2,241
Debt obligations	229	1,165
Accounts payable and other liabilities	13	56
Liabilities associated with assets held for sale	$242	$1,221

NOTE 17. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Dec. 31, 2015		Dec. 31, 2014
(US$ Millions)	Weighted- average rate	Debt balance	Weighted- average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners' credit facilities	3.16%	$1,632	2.68%	$2,711
Brookfield Office Properties' revolving facility	2.15%	884	1.86%	683
Brookfield Office Properties' senior unsecured notes	4.17%	252	4.17%	299
Brookfield Canada Office Properties' revolving facility	2.29%	140	2.73%	159

Subsidiary borrowings	4.60%	86	4.45%	81

Secured debt obligations:
Funds subscription credit facilities(1)	1.91%	1,594	1.88%	504
Fixed rate	5.36%	13,709	5.18%	12,296
Variable rate	3.87%	12,458	4.38%	11,438
Total debt obligations		$30,755		$28,171

Current		$8,580		$3,127
Non-current		21,946		23,879
Debt associated with assets held for sale		229		1,165
Total debt obligations		$30,755		$28,171

(1)	Funds subscription credit facilities are secured by co-investors’ capital commitments.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Dec. 31, 2015			Dec. 31, 2014
(US$ Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. Dollars	$22,345	$	$22,345	$21,490	$	$21,490
British Pounds	3,340		£2,267	971		£624
Canadian Dollars	2,376	C$	3,287	2,682	C$	3,116
Australian Dollars	1,504	A$	2,064	1,848	A$	2,261
Brazilian Reais	535	R$	2,088	707	R$	1,877
Euros	439		€404	280		€231
Indian Rupee	216	Rs	14,314	193	Rs	12,313
Total debt obligations	$30,755			$28,171

NOTE 18. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of December 31, 2015 and 2014:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2015	Dec. 31, 2014
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$532	$524
Series 2	24,000,000	6.50%	516	510
Series 3	24,000,000	6.75%	506	501
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BPO Class AAA Preferred Shares:
Series G(1)	3,355,403	5.25%	84	85
Series H(1)	7,000,000	5.75%	128	150
Series J(1)	6,883,799	5.00%	125	150
Series K(1)	4,995,414	5.20%	90	107
BPO Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
BOP Split Senior Preferred Shares:
Series 1	949,990	5.25%	23	25
Series 2	1,000,000	5.75%	18	22
Series 3	933,932	5.00%	17	22
Series 4	984,586	5.20%	18	22
Capital Securities – Fund Subsidiaries			724	643
Total capital securities			$4,031	$4,011

Current			$503	$476
Non-current			3,528	3,535
Total capital securities			$4,031	$4,011

(1)
BPY and its subsidiaries own 1,003,549, 1,000,000, 1,000,000, and 1,004,586 shares of Series G, Series H, Series J, and Series K Class AAA Preferred Shares of BPO as of December 31, 2015, respectively, which has been reflected as a reduction in outstanding shares of the BPO Class AAA Preferred Shares.

(2)	Class B, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

The capital securities presented above represent interest in the partnership or its subsidiaries that are in legal form equity and are accounted for as liabilities in accordance with IAS 32, Financial Instruments: Presentation due to the redemption features of these instruments.

On December 4, 2014, the partnership issued $1,800 million of Preferred Equity Units to QIA. The Preferred Equity Units are exchangeable at the option of QIA into LP Units at a price of $25.70 per unit and were issued in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. After three years for the seven-year tranche and four years for the ten- and twelve-year tranches, the partnership can effectively require the holder to exchange the Preferred Equity Units into LP Units as long as the LP Units are trading at or above 125%, 130% and 135%, respectively, of the exchange price. Upon maturity, the Preferred Equity Units that remain outstanding will be redeemed in exchange for LP Units valued at the 20-day, volume-weighted average trading price at such time. Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity. QIA has the right to designate one member to the board of directors of the partnership. The Preferred Equity Units have been accounted for as a compound instrument comprised of (i) a financial liability representing the partnership’s obligations to redeem the Preferred Equity Units at maturity for a variable number of BPY Units and (ii) an equity instrument representing QIA’s right to convert the Preferred Equity Units to a fixed number of BPY Units. The cash proceeds received from issuing the Preferred Equity Units were allocated between capital securities ($1,535 million) and limited partners’ equity ($265 million). The allocation between capital securities and equity was based on first determining the liability component by discounting the cash flows associated with these securities at market interest rates. The equity component was then assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

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

The terms of BPO’s Class AAA Preferred Shares were amended in June 2014 such that these shares are exchangeable into BPY Units and no longer convertible into BPO common shares. As discussed previously, in connection with the Arrangement, holders of such securities were given the option, subject to an overall limit of 1,000,000 shares per series and certain other conditions, to exchange their BPO Class AAA Preferred Shares for BOP Split Senior Preferred Shares. Subsequent to the Arrangement, 1,000,000 such shares of each series were issued in exchange for the same number of BPO Class AAA Preferred Shares, which are now held by BOP Split.

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

Cumulative preferred dividends on the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares are payable quarterly, as and when declared by the Boards of Directors of BPO and BOP Split. On February 8, 2016 the Boards of Directors of BPO and BOP Split declared quarterly dividends payable for the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares, respectively.

The Capital Securities - Fund Subsidiaries includes $683 million (December 31, 2014 - $643 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities - Fund Subsidiaries are measured at redemption amount.

Capital Securities - Fund Subsidiaries also includes $41 million at December 31, 2015 (December 31, 2014 - nil) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Capital securities includes $394 million (December 31, 2014 - $473 million) repayable in Canadian Dollars of C$545 million (December 31, 2014 - C$550 million).

The redemption terms of the outstanding BOP Split Senior Preferred Shares are as follows:

	Redemption date(1)	Redemption price(1,2)		BPY's option	Holder’s option
BOP Split Senior Preferred Shares:
Series 1	June 30, 2014		$25.00	June 30, 2014	September 30, 2015
Series 2	December 31, 2014	C$	25.00	December 31, 2014	December 31, 2015
Series 3	June 30, 2014	C$	25.00	June 30, 2014	December 31, 2014
Series 4	December 31, 2015	C$	25.00	December 31, 2015	December 31, 2016

(1)
Subject to the terms of any shares ranking prior to the BOP Split Senior Preferred Shares applicable law and provisions described in the Arrangement, the partnership, at its option, may at any time redeem all, or from time to time any part, of the then outstanding BOP Split Senior Preferred Shares for cash as follows: the Series 1 at a price of US$25.00 plus accrued and unpaid dividends; the Series 2 at a price of C$25.00 plus accrued and unpaid dividends; the Series 3 at a price of C$25.00 plus accrued and unpaid dividends; the Series 4 at a price of C$25.00 plus accrued and unpaid dividends if redeemed on or after December 31, 2015.

(2)
Subject to applicable law and certain provisions, the partnership may acquire for canceling all or any part of the BOP Split Senior Preferred Shares outstanding from time to time at the lowest price at which in the opinion of the directors of the partnership such shares are available.

The redemption terms of the outstanding BPO Class AAA and Class B Preferred Shares are as follows:

	BPO's option(1)	Holder's option(2)
BPO Class AAA Preferred Shares:
Series G	June 30, 2011	September 30, 2015
Series H	December 31, 2011	December 31, 2015
Series J	June 30, 2010	December 31, 2014
Series K	December 31, 2012	December 31, 2016
BPO Class B Preferred Shares:
Series 1	—	—
Series 2	—	—

(1)
Subject to applicable law of BPO’s articles of incorporation and, if required, other regulatory approvals, BPO may, on or after the dates specified above, convert the Class AAA, Series G, H, J and K into units of BPY. The Class AAA Series H, J and K preferred shares may be converted into that number of BPY units determined by dividing $25.00 (Series G - $2.00) by the greater of C$2.00 (Series G - $2.00) and 95% of the weighted average trading price of BPY units at such time

(2)
Subject to applicable law and BPO’s articles of incorporation, BPY’s call rights and the BPO’s right to redeem or find substitute purchasers, the holder may, on the dates specified above and on specified dates thereafter, convert Class AAA, Series G, H, J and K preferred shares into that number of BPY units determined by dividing $25.00 (Series G - $2.00) by the greater of C$2.00 (Series G - $2.00) and 95% of the weighted average trading price of BPY units at such time

NOTE 19. INCOME TAXES
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

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Deferred income tax assets:
Non-capital losses (Canada)	$62	$106
Capital losses (Canada)	67	85
Net operating losses (United States)	85	89
Non-capital losses (foreign)	32	14
Deferred financing costs	43	49
Foreign currency	41	39
Financial instruments	17	18
Other	32	14
	379	414
Deferred income tax (liabilities):
Properties	(2,457)	(2,110)
Investments in associates	(977)	(902)
Other	(52)	(41)
	(3,486)	(3,053)
Net deferred tax (liability)	$(3,107)	$(2,639)

The changes in deferred tax balances are presented as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2014	Reclass	Income	Equity	Acquisitions and Dispositions	OCI	Dec. 31, 2015
Deferred tax assets	$414	$—	$(3)	$11	$17	$(60)	$379
Deferred tax (liabilities)	(3,053)	—	(22)	(28)	(592)	209	$(3,486)
Net deferred tax (liability)	$(2,639)	$—	$(25)	$(17)	$(575)	$149	$(3,107)

		Recognized in
(US$ Millions)	Dec. 31, 2013	Reclass	Income	Equity	Acquisitions and Dispositions	OCI	Dec. 31, 2014
Deferred tax assets	$312	$(4)	$22	$52	$—	$32	$414
Deferred tax (liabilities)	(1,844)	4	(1,172)	(84)	—	43	$(3,053)
Net deferred tax (liability)	$(1,532)	$—	$(1,150)	$(32)	$—	$75	$(2,639)

During 2015 the partnership and its subsidiaries acquired two investments Candor Office Parks and Center Parcs UK that caused the recognition of net deferred tax (liabilities) of $145 million and $430 million, respectively.

The aggregate amount of gross temporary differences associated with investments and interests in joint arrangements in subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2015 is approximately $8 billion (December 31, 2014 - $7 billion).

The gross deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized are as follows:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Unused tax losses - gross
Net operating losses (United States)	$111	$73
Net operating losses (foreign)	778	731
Unrecognized deductible temporary differences, unused tax losses, and unused tax credits	$889	$804

The Holding Entities and their Canadian subsidiaries have deferred tax assets of $62 million (December 31, 2014 - $106 million) related to non-capital losses that expire over the next 20 years, and $67 million (December 31, 2014 - $85 million) related to capital losses that have no expiry. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $85 million (December 31, 2014 - $89 million) related to non-capital losses that expire over the next 20 years. The Holding Entities and their foreign subsidiaries, mainly in the United Kingdom and India, have deferred tax assets of $32 million (December 31, 2014 - $14 million) related to non-capital losses which do not expire. The Holding Entities, their U.S. subsidiaries, and foreign subsidiaries have gross deductible temporary differences, unused tax losses, and unused tax credits which have not been recognized of $889 million (December 31, 2014 - $804 million) related to net operating losses, the majority of which have no expiry.

The major components of income tax expense include the following:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Current income tax expense	$75	$26	$14
Deferred income tax expense	25	1,150	487
Income tax expense	$100	$1,176	$501

The decrease in income tax expense for the year ended December 31, 2015 compared to the prior year primarily relates to a reorganization of the partnership’s interest in certain subsidiaries that occurred in 2015 and lower before tax book income.

The increase in income tax expense for the year ended December 31, 2014 compared to the prior year primarily relates to an increase in income due to fair value gains recognized during the period, an increase resulting from a change in legislation (which affects the rate at which some of the partnership’s temporary differences will be taxed), and an increase in deferred taxes related to transactions undertaken in connection with the purchase of additional interests in BPO.

Years ended Dec. 31,	2015	2014	2013
Statutory income tax rate	26%	26%	29%
Increase (decrease) in rate resulting from:
Portion of income not subject to tax	—	—	(3)%
International operations subject to different tax rates	(8)%	(7)%	(5)%
Non-controlling interests in income of flow-through entities	(5)%	(4)%	(6)%
Change in basis of accounting of investments in associates	—	—	6%
Change in tax rates applicable to temporary differences in other jurisdictions	(13)%	4%	—
Other	3%	2%	1%
Effective income tax rate	3%	21%	22%

As the partnership is not subject to tax, the 2015 and 2014 analyses used the applicable Canadian blended Federal and Provincial tax rate as the statutory income tax rate. In 2013, the analysis used a blended statutory rate for jurisdictions where the holding entities and any direct or indirect corporate subsidiaries of such holding entities operate.

NOTE 20. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Accounts payable and accrued liabilities	$2,123	$1,592
Other liabilities	516	161
Total accounts payable and other liabilities	$2,639	$1,753

Included in accounts payable and other liabilities are derivative liabilities with a carrying amount of $401 million at December 31, 2015 (December 31, 2014 – $161 million).

NOTE 21. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: GP Units and LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units. Prior to the Spin-off, equity otherwise not attributable to interests of others in operating subsidiaries and properties had been allocated to Brookfield Asset Management.

a)	General and limited partnership units
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

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

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	GP Units			LP Units
(Thousands of units), Years ended Dec. 31,	2015	2014	2013	2015	2014	2013
Outstanding, beginning of year	139	139	—	254,080	102,522	—
Issued on Spin-off	—	—	139	—	—	80,091
Issued on November 1, 2013 for the acquisition of incremental interest in GGP	—	—	—	—	—	22,431
Issued on March 20, April 1, and June 9 2014 for the acquisition of incremental BPO shares	—	—	—	—	124,637	—
Exchange LP Units exchanged	—	—	—	8,736	27,011	—
Distribution reinvestment program	—	—	—	201	133	—
Issued under unit-based compensation plan	—	—	—	80	—	—
Repurchases of LP Units	—	—	—	(1,611)	(223)	—
Outstanding, end of year	139	139	139	261,486	254,080	102,522

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
The following table presents changes to the Redeemable/Exchangeable Partnership Units from the beginning of the year:

	Redeemable/Exchangeable Partnership Units(1)
(Thousands of units)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
Outstanding, beginning of year	432,649	432,649	—
Issued on Spin-off	—	—	381,329
Issued on November 15, 2013 for the acquisition of incremental interest in GGP	—	—	51,320
Outstanding, end of year	432,649	432,649	432,649
 (1)     Refer to Note 2 (t), Summary of Significant Accounting Policies - Redeemable/Exchangeable Partnership Units for further discussion.

Special limited partnership units
Prior to August 8, 2013, Property Special LP held 1% of the general partner units of the operating partnership and as part of the reorganization effected on August 8, 2013, these units were converted into 1% Special LP Units. This reorganization was done in order to simplify the partnership’s governance structure and to more clearly delineate the partnership’s governance rights in respect of the operating partnership. Property Special LP is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at December 31, 2015, 2014 and 2013.

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

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Exchange LP Units
(Thousands of units)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013
Outstanding, beginning of year	21,115	—	—
Issued on March 20, April 1, and June 9 2014 for the acquisition of incremental BPO shares	—	48,126	—
Exchange LP Units exchanged (1)	(8,736)	(27,011)	—
Outstanding, end of year	12,379	21,115	—

(1)
Exchange LP Units issued for the acquisition of incremental BPO common shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)	Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2015	2014	2013(1)
General partner	$—	$—	$—
Limited partners	276	203	56
Holders of:
Redeemable/exchangeable partnership units	460	432	254
Special limited partnership units	4	5	3
Limited partnership units of Exchange LP	15	23	—
Total distributions	$755	$663	$313
Per unit(2)	$1.06	$1.00	$0.63

(1)	Distributions for the year ended December 31, 2013 reflect distributions for the period from April 15, 2013, the date of the Spin-off, to December 31, 2013.

(2)	Per unit outstanding on the record date for each.

Earnings per Unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013(1)
Net income attributable to limited partners	$1,064	$1,154	$118
Income reallocation related to mandatorily convertible preferred shares	166	—	—
Net income attributable to limited partners - basic	1,230	1,154	118
Dilutive effect of conversion of preferred shares and options	104	159	—
Net income attributable to limited partners - diluted	$1,334	$1,313	$118

(Millions of units/shares)
Weighted average number of LP Units outstanding	260.1	206.6	83.8
Mandatorily convertible preferred shares	70.0	—	—
Weighted average number of LP Units outstanding - basic	330.1	206.6	83.8
Dilutive effect of conversion of preferred shares and options	40.4	40.8	—
Weighted average number of LP Units outstanding - diluted	370.5	247.4	83.8

(1)	Presented effective for the period from the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the holders of the LP Units. See Note 3, The Spin-off.

NOTE 22. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Redeemable/exchangeable and special limited partnership units	$14,218	$13,147
Limited partnership units of Exchange LP	309	470
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	25	25
Preferred equity of subsidiaries	1,650	1,649
Non-controlling interests in subsidiaries and properties	7,300	6,417
Total interests of others in operating subsidiaries and properties	8,975	8,091
Total non-controlling interests	$23,502	$21,708

NOTE 23. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Base rent	$2,840	$2,700	$2,573
Straight-line rent	131	106	107
Lease termination	19	20	5
Other	226	212	225
Total commercial property revenue	$3,216	$3,038	$2,910

The partnership, in its role of landlord or lessor, leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend up to a further 5 years. Minimum rental commitments under non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Less than 1 year	$1,926	$2,133
1-5 years	6,418	8,036
More than 5 years	10,916	11,440
Total	$19,260	$21,609

NOTE 24. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Fee revenue	$40	$27	$50
Dividend income	51	51	19
Interest income	47	89	44
Participating loan interests	41	50	40
Development revenue	164	148	—
Other	18	87	56
Total investment and other revenue	$361	$452	$209

NOTE 25. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Property maintenance	$685	$650	$587
Real estate taxes	396	411	385
Employee compensation and benefits	102	121	98
Ground rents	42	40	33
Other	56	76	101
Total direct commercial property expense	$1,281	$1,298	$1,204

Ground rents include rent expenses associated with operating leases for land on which certain of the partnership’s operating properties are situated. The partnership does not have an option to purchase the leased land at the expiry of the lease periods. Future minimum lease payments under these arrangements are as follows:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Less than 1 year	$32	$31
1-5 years	140	129
More than 5 years	5,008	1,576
Total	$5,180	$1,736

NOTE 26. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Employee compensation and benefits	$290	$266	$357
Cost of food, beverage, and retail goods sold	183	113	80
Marketing and advertising	42	42	48
Maintenance and utilities	77	79	96
Other	310	291	376
Total direct hospitality expense	$902	$791	$957

NOTE 27. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Depreciation and amortization of real estate assets	$153	$112	$124
Depreciation and amortization of non-real estate assets	27	36	38
Total depreciation and amortization	$180	$148	$162

NOTE 28. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Employee compensation and benefits	$157	$133	$133
Management fees	182	100	36
Other	220	171	148
Total general and administrative expense	$559	$404	$317

NOTE 29. FAIR VALUE GAINS, NET
The components of fair value gains, net, are as follows:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Commercial properties	$1,583	$2,781	$805
Commercial developments	430	289	143
Financial instruments and other	(6)	686	(78)
Total fair value gains, net	$2,007	$3,756	$870

NOTE 30. UNIT-BASED COMPENSATION
On February 3, 2015, the BPY Plan was amended and restated by the board of directors of the general partner of BPY, and approved by unitholders on March 26, 2015. The BPY Plan originally provided for a cash payment on the exercise of an option equal to the amount by which the fair market value of a BPY Unit on the date of exercise exceeds the exercise price of the option. The amended BPY Plan allows for the settlement of the in-the-money amount of an option upon exercise in BPY Units for certain qualifying employees whose location of employment is outside of Australia and Canada. This amendment applies to all options granted under the BPY Unit Option Plan, including those options outstanding prior to February 3, 2015. Consequently, as a result of this amendment, options granted to employees whose location of employment is outside of Australia and Canada under the amended and restated BPY Plan are accounted for as an equity-based compensation agreement.

During the year ended December 31, 2015, the partnership incurred $23 million (2014 - $23 million; 2013 - $9 million) of expense in connection with its unit-based compensation plans.

a)	BPY Unit Option Plan
Awards under the BPY Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted and generally equal to the market price of an LP Unit on the NYSE on the last trading day preceding the grant date. Upon exercise of a vested BPY Award, the participant is entitled to receive BPY Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan for employees whose location of employment is Australia or Canada. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

The partnership estimated the fair value of the BPY Awards granted during the years ended December 31, 2015 and 2014 using the Black-Scholes valuation model. The following assumptions were utilized:

	Unit of measurement	Years ended Dec. 31,
		2015	2014
Exercise price	US$	25.18	19.73
Average term to exercise	In years	7.50	6.93
Unit price volatility	%	30	30
Liquidity discount	%	25	25
Weighted average of expected annual dividend yield	%	6.50	4.00
Risk-free rate	%	1.87	2.26
Weighted average fair value per option	US$	3.46	2.72

i.	Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards for the years ended December 31, 2015 and 2014 is as follows:

	Year ended Dec. 31, 2015		Year ended Dec. 31, 2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	—	$—	—	$—
Granted	2,542,340	25.18	—	—
Exercised	(745,392)	19.92	—	—
Expired/forfeited	(174,153)	21.40	—	—
Reclassified(1)	15,726,834	19.75	—	—
Outstanding, end of year	17,349,629	$20.53	—	$—
Exercisable, end of year	4,795,099	$19.03	—	$—

(1)	Relates to the reclassification of options for employees outside of Canada and Australia whose options are equity-settled subsequent to the amendment of the BPY Plan.

The following table sets out details of options issued and outstanding at December 31, 2015 and 2014 under the equity-settled BPY Awards by expiry date:

	Dec. 31, 2015		Dec. 31, 2014
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2015	—	$—	—	$—
2020	368,400	13.07	—	—
2021	421,300	17.44	—	—
2022	1,535,900	18.25	—	—
2023	1,247,680	16.80	—	—
2024	11,286,224	20.59	—	—
2025	2,490,125	25.18	—	—
Total	17,349,629	$20.53	—	$—

ii.	Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards for the years ended December 31, 2015 and 2014 is as follows:

	Year ended Dec. 31, 2015		Year ended Dec. 31, 2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	21,946,145	$19.75	—	$—
Exchanged into BPY Awards	—	—	5,664,980	17.16
Granted	775,215	25.18	16,581,645	20.59
Exercised	(89,540)	17.40	(212,800)	16.17
Expired/forfeited	—	—	(87,680)	19.67
Reclassified(1)	(15,726,834)	19.75	—	—
Outstanding, end of year	6,904,986	$20.37	21,946,145	$19.75
Exercisable, end of year	1,956,693	$19.16	2,370,370	$16.72

(1)	Relates to the reclassification of options for employees outside of Canada and Australia whose options are equity-settled subsequent to the amendment of the BPY Plan.

The following table sets out details of options issued and outstanding at December 31, 2015 and 2014 under the cash-settled BPY Awards by expiry date:

	Dec. 31, 2015		Dec. 31, 2014
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2015	—	$—	251,200	$19.08
2020	78,000	13.07	473,600	12.98
2021	226,800	17.44	666,400	17.44
2022	581,200	18.07	2,145,700	18.20
2023	604,200	16.80	1,894,080	16.80
2024	4,639,571	20.59	16,515,165	20.59
2025	775,215	25.18	—	—
Total	6,904,986	$20.37	21,946,145	$19.75

b)	Restricted BPY LP Unit Plan
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

As of December 31, 2015, the total number of Restricted Units granted was 442,332 (December 31, 2014 - 485,698) with a weighted average exercise price of $20.87 (December 31, 2014 - $20.81).

c)	Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the NYSE.

As of December 31, 2015, the total number of Canadian Restricted Units granted was 19,410 (December 31, 2014 - 19,410) with a weighted average exercise price of C$22.14 (December 31, 2014 - C$22.14).

d)	Deferred Share Unit Plan
In addition, BPO has a deferred share unit plan, the terms of which were amended in connection with the Arrangement to substitute LP Units for BPO common shares subject to such deferred shares. At December 31, 2015, BPO had 1,456,719 deferred share units (December 31, 2014 - 1,421,139) outstanding and vested.

NOTE 31. OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive (loss) income consists of the following:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation (losses) gains in respect of foreign operations	$(1,319)	$(834)	$(854)
Gains (losses) on hedges of net investments in foreign operations, net of income taxes of $19 million (2014 - $51 million; 2013 - $3 million)(1)	488	317	35
	(831)	(517)	(819)
Cash flow hedges
(Losses) gains on derivatives designated as cash flow hedges, net of income taxes of $(12) million (2014 - $(57) million; 2013 - $48 million)	(35)	(162)	159
	(35)	(162)	159
Available-for-sale securities
Net change in unrealized gains (losses) on available-for-sale securities, net of income taxes of nil (2014 - nil; 2013 - nil)	1	4	—
	1	4	—
Equity accounted investments
Share of unrealized foreign currency translations (losses) gains in respect of foreign operations, net of income taxes of nil (2014 - nil; 2013 - $11 million)	(111)	(84)	14
Share of revaluation surplus, net of income taxes of $1 million (2014 - nil, 2013 - nil)	161	—	—
	50	(84)	14
Items that will not be reclassified to net income:
Revaluation surplus, net of income taxes of nil (2014 – $1 million; 2013 – nil)	134	312	183
	134	312	183
Total other comprehensive (loss) income	$(681)	$(447)	$(463)

(1)	Unrealized gains (losses) on a number of hedges of net investments in foreign operations in the years ended December 31, 2014 and 2013 were with a related party.

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

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise. During the first quarter of 2015, the partnership reached an agreement to settle a specific litigation brought by the former MPG Office Trust, Inc.’s preferred shareholders related to the acquisition of MPG Office Trust, Inc.  As per the settlement, the partnership is required to pay a portion of previously accrued and unpaid preferred dividends as well as the plaintiffs’ attorney fees. During the fourth quarter of 2015, the settlement of the preferred dividends was finalized and a $2 million provision was recorded for plaintiff’s attorney fees. Subsequent to year-end, the preferred dividends were paid.

At December 31, 2015, the partnership had commitments totaling approximately $643 million for the development of Manhattan West in Midtown New York, approximately C$306 million for the development of Brookfield Place East Tower in Calgary and the completed development of Bay Adelaide East in Toronto, approximately A$42 million for the completed development of Brookfield Place Perth Tower 2 and approximately £635 million for the development of London Wall Place, 100 Bishopsgate, Principal Place Commercial and Principal Place Residential in London.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of December 31, 2015, there remained approximately $200 million of uncontributed capital commitments.

As of December 31, 2015, the partnership had committed $2.0 billion as lead investor to a new real estate opportunistic fund sponsored by Brookfield Asset Management.

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

NOTE 33. LIQUIDITY AND CAPITAL MANAGEMENT
The capital of the partnership’s business consists of debt obligations, capital securities, preferred stock and equity. The partnership’s objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support its operations and reducing its weighted average cost of capital to improve its return on equity. As at December 31, 2015, capital totaled $65 billion (December 31, 2014 - $59 billion).

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

The partnership’s principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Investing activities which could include:

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future development; and

◦	Repurchase of the partnership’s units.

Most of the partnership’s borrowings are in the form of long-term asset-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise the partnership’s ability to finance the balance of its operations.

In addition, the partnership may, from time to time, issue equity instruments, including, but not limited to, LP Units, Redeemable/Exchangeable Partnership Units and Exchange LP Units, to the public and preferred equity in private placements in certain circumstances to provide financing for significant transactions, such as the acquisitions of the remaining common shares of BPO and the outstanding ordinary shares of Songbird Estates plc (“Songbird”).

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2015. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership.

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

The table below presents the partnership’s contractual obligations as of December 31, 2015:

(US$ Millions)		Payments due by period
Dec. 31, 2015	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations	$30,526	$7,787	$4,288	$4,859	$3,170	$3,292	$7,130
Capital securities	4,031	503	—	—	—	500	3,028
Lease obligations	5,180	33	33	33	37	36	5,008
Commitments(1)	1,885	851	606	351	77	—	—

Interest expense(2):
Long term debt	4,788	1,161	993	729	560	456	889
Capital securities	1,343	184	178	178	178	154	471
Interest rate swaps	32	14	6	5	4	3	—

(1)	Primarily consists of construction commitments on commercial developments.

(2)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 34. FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•
foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro and Chinese Yuan denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	foreign currency forward contracts to hedge exposures to Brazilian Real denominated cash flows;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	interest rate caps to hedge interest rate risk on certain variable rate debt.

The partnership also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2015 and 2014:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2015	Interest rate caps of US$ LIBOR debt	$3,654	2.5% - 5.8%	Jan. 2016 - Oct. 2018	$—
	Interest rate swaps of US$ LIBOR debt	285	2.1% - 2.2%	Oct. 2020 - Nov. 2020	(8)
	Interest rate swaps of £ LIBOR debt	77	1.5%	Apr. 2020	1
	Interest rate swaps of € EURIBOR debt	187	0.02% - 1.4%	Oct. 2017 - Feb. 2021	5
	Interest rate swaps of A$ BBSW/BBSY debt	488	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(9)
	Interest rate swaps on forecasted fixed rate debt	1,885	3.1% - 5.5%	Jan. 2026 - Jun. 2029	(332)
Dec. 31, 2014	Interest rate caps of US$ LIBOR debt	$3,174	2.5% - 5.8%	Jan. 2015 - Oct. 2018	$1
	Interest rate swaps of US$ LIBOR debt	483	0.6% - 2.2%	Dec. 2015 - Nov. 2020	(7)
	Interest rate swaps of £ LIBOR debt	204	1.1%	Sep. 2017	(1)
	Interest rate swaps of A$ BBSW/BBSY debt	548	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(26)
	Interest rate swaps of € EURIBOR debt	150	0.3% - 1.4%	Oct. 2017 - Feb. 2021	(3)
	Interest rate swaps on forecasted fixed rate debt	1,995	2.3% - 5.1%	May 2025 - Jun. 2029	(262)

For the years ended December 31, 2015 and 2014, the amount of hedge ineffectiveness recorded in interest expense in connection with the partnership’s interest rate hedging activities was not significant.

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2015 and 2014:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Dec. 31, 2015	Net investment hedges		£2,346	£0.64/$ - £0.68/$	Jan 2016 -Mar. 2017	$26
	Net investment hedges	C¥	2,000	C¥6.62/$ - C¥6.78/$	Feb. 2016 - Dec. 2016	3
	Net investment hedges	A$	811	A$1.29/$ - A$1.44/$	Jan. 2016 - Feb. 2017	2
	Net investment hedges		€446	€0.80/$ - €0.94/$	May 2016 - Dec. 2016	1
	Cash flow hedges	R$	613	R$3.89/$ - R$3.96/$	Jan. 2016 - Mar. 2016	(8)
Dec. 31, 2014	Net investment hedges		£1,170	£0.59/$ - £0.65/$	Apr. 2015 - Jan. 2016	$36
	Net investment hedges		€353	€0.75/$ - €0.80/$	Jan. 2015 - Jun. 2016	35
	Net investment hedges	A$	1,750	A$1.10/$ - A$1.27/$	Apr. 2015 - Mar. 2016	22

In addition, as of December 31, 2015, the partnership had designated C$900 million (December 31, 2014 - C$900 million) of Canadian Dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

During 2015, the partnership entered into a number of zero cost collars consisting of bought call and sold put options together with foreign currency forward agreements as hedges of certain British Pound- and Australian Dollar-denominated net investments. These zero cost collars were unwound by December 31, 2015. In connection with these hedges, $(28) million relating to the time value component of their valuation has been recorded in fair value gains, net on the consolidated income statement for the year ended December 31, 2015. In addition, the partnership recorded within other comprehensive income $79 million relating to the settlement of certain collars during the third quarter of 2015. Any remaining put or call options outstanding following the settlement of the partnership’s zero cost collars are presented below within “Other Derivatives”.

For the years ended December 31, 2015 and 2014, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of the partnership’s other derivatives that have been entered into to manage financial risks as of December 31, 2015 and 2014:

(US$ millions)	Derivative type	Notional	Maturity dates	Rates	Fair value (gain)/loss	Classification of (gain)/loss
Dec. 31, 2015	Interest rate caps	$381	Mar. 2016	3.65%	$—	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%	—	General and administrative expense
	Interest rate caps	34	Jan. 2016	3.00%	—	General and administrative expense
	Interest rate caps	75	Feb. 2016	2.93%	—	General and administrative expense
Dec. 31, 2014	Interest rate caps	$382	Mar. 2016	3.65%	$—	General and administrative expense
	Interest rate caps	350	Jul. 2017	3.25%	—	General and administrative expense
	Interest rate caps	51	Sep. 2015	2.81% - 3.01%	—	General and administrative expense
	Interest rate caps	13	Oct. 2015	3.00%	—	General and administrative expense
	Interest rate caps	34	Jan. 2016	3.00%	—	General and administrative expense
	Interest rate caps	75	Feb. 2016	2.94%	—	General and administrative expense
	Interest rate caps	74	Mar. 2016	2.94%	—	General and administrative expense
	Interest rate caps	68	Jul. 2015	3.00%	—	General and administrative expense

(US$ Millions)	Derivative type		Notional	Maturity dates	Strike prices	Fair value (gain)/loss	Classification of (gain)/loss
Dec. 31, 2015	Call	A$	175	Mar. 2016	A$1.22/$	—	Fair value gains, net
	Call	A$	275	Apr. 2016	A$1.25/$	—	Fair value gains, net
	Put		£370	Jan. 2016	£0.71/$	—	Fair value gains, net
	Put		£200	Mar. 2016	£0.71/$	(1)	Fair value gains, net
	Call	A$	150	Apr. 2016	A$1.22/$	—	Fair value gains, net
	Call	A$	150	Apr. 2016	A$1.22/$	—	Fair value gains, net
	Call	A$	250	Apr. 2016	A$1.22/$	—	Fair value gains, net

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

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the consolidated financial statements:

			Dec. 31, 2015		Dec. 31, 2014
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	$449	$449	$609	$609
Loans and notes receivable	Loans and receivables	Amortized cost	221	221	326	326
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair value	37	37	1,929	1,929
Derivative assets	FVTPL	Fair value	1,379	1,379	1,424	1,424
Securities designated as AFS	AFS	Fair value	142	142	143	143
Accounts receivable and other
Other receivables(1)	Loans and receivables	Amortized cost	1,250	1,250	3,193	3,193
Cash and cash equivalents	Loans and receivables	Amortized cost	1,035	1,035	1,282	1,282
Total financial assets			$4,513	$4,513	$8,906	$8,906
Financial liabilities
Debt obligations(2)	Other liabilities	Amortized cost	$30,755	$31,084	$28,171	$28,722
Capital securities	Other liabilities	Amortized cost	4,031	4,032	4,011	4,028
Other non-current liabilities
Loan payable	FVTPL	Fair value	26	26	—	—
Other non-current financial liabilities	Other liabilities	Amortized cost(3)	362	362	646	646
Accounts payable and other liabilities(4)	Other liabilities	Amortized cost(5)	2,652	2,652	1,809	1,809
Total financial liabilities			$37,826	$38,156	$34,637	$35,205

(1)
Includes other receivables associated with assets classified as held for sale on the consolidated balance sheets in the amounts of $30 million and $68 million as of December 31, 2015 and December 31, 2014, respectively.

(2)
Includes debt obligations associated with assets classified as held for sale on the consolidated balance sheets in the amount of $229 million and $1,165 million as of December 31, 2015 and December 31, 2014, respectively.

(3)	Includes derivative liabilities measured at fair value of approximately $45 million and $145 million as of December 31, 2015 and December 31, 2014, respectively.

(4)
Includes accounts payable and other liabilities associated with assets classified as held for sale on the consolidated balance sheets in the amount of $13 million and $56 million as of December 31, 2015 and December 31, 2014, respectively.

(5)	Includes derivative liabilities measured at fair value of approximately $401 million and $161 million as of December 31, 2015 and December 31, 2014, respectively.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2015				Dec. 31, 2014
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests – embedded derivative	$—	$—	$118	$118	$—	$—	$43	$43
Securities designated as FVTPL	—	—	37	37	18	—	1,911	1,929
Securities designated as AFS	4	—	138	142	—	—	143	143
Derivative assets(1)	—	99	1,371	1,470	—	136	1,288	1,424
Total financial assets	$4	$99	$1,664	$1,767	$18	$136	$3,385	$3,539

Financial liabilities
Accounts payable and non-current other liabilities	$—	$446	$—	$446	$—	$306	$—	$306
Loan payable	—	—	26	26	—	—	—	—
Total financial liabilities	$—	$446	$26	$472	$—	$306	$—	$306

(1)	Includes $91 million of derivative assets as of December 31, 2015 classified in other receivables and loans and notes receivable on the consolidated balance sheets.

There were no transfers between levels during the year ended December 31, 2015 and 2014. The following table presents the valuation techniques and inputs of the partnership’s Level 2 assets and liabilities:

Type of asset/liability	Valuation technique
Foreign currency forward contracts	Discounted cash flow model - forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at a credit adjusted rate
Interest rate contracts	Discounted cash flow model - forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

The table below presents the valuation techniques and inputs of Level 3 assets:

Type of asset/liability	Valuation techniques	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Participating loan interests - embedded derivative	Discounted cash flow model	(a) Discount rate (b) Terminal capitalization rate	(a) Decreases (increases) in the discount rate would increase (decrease) fair value (b) Increases (decreases) in the terminal capitalization rate would (decrease) increase fair value
Investment in common shares	Net asset valuation	(a) Forward exchange rates (from observable forward exchange rates at the end of the reporting period) (b) Discount rate	(a) Increased (decreases) in the forward exchange rate would increase (decrease) fair value (b) Decreases (increases) in the discount rate would increase (decrease) fair value
Warrants	Black-Scholes model	(a) Volatility	(a) Increases (decreases) in volatility would increase (decrease) fair value

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of December 31, 2015 and 2014:

	Dec. 31, 2015		Dec. 31, 2014
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	$3,385	$—	$2,116	$—
Acquisitions	1	26	526	—
Dispositions(1)	(2,052)	—	(12)	—
Fair value gains, net and OCI	223	—	755	—
Other	107	—	—	—
Balance, end of year	$1,664	$26	$3,385	$—

(1)
Includes the contribution of the partnership’s 22% interest in Canary Wharf to a 50/50 joint venture in the first quarter of 2015 and the conversion of the partnership’s convertible preferred interest to a 22% common equity interest in CXTD during the third quarter of 2015.

c)	Market Risk
Interest rate risk
The partnership faces interest rate risk on its variable rate financial assets and liabilities. In addition, there is interest rate risk associated with the partnership’s fixed rate debt due to the expected requirement to refinance such debt in the year of maturity. The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the partnership’s variable rate liabilities and fixed rate debt maturing within one year:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Variable rate property debt	$169	$156
Fixed rate property debt due within one year	10	3
Total	$179	$159

The partnership manages interest rate risk by primarily entering into fixed rate operating property debt and staggering the maturities of its mortgage portfolio over a 10-year horizon when the market permits. The partnership also makes use of interest rate derivatives to manage interest rate risk on specific variable rate debts and on anticipated refinancing of fixed rate debt.

Foreign currency risk
The partnership is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	Dec. 31, 2015
(Millions)	Equity attributable to unitholders(1)		OCI	Net income
Canadian Dollar	C$	(268)	$19	$—
Australian Dollar	A$	2,721	(198)	—
British Pound		£3,620	(533)	—
Euro		€588	(64)	—
Brazilian Real	R$	1,725	(44)	—
New Zealand Dollar	NZ$	29	(2)	—
Indian Rupee	Rs	9,166	(14)	—
Chinese Yuan	C¥	1,268	(20)	—
Total			$(856)	$—

(1)	As of December 31, 2015, unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

	Dec. 31, 2014
(Millions)	Equity attributable to unitholders(1)		OCI	Net income
Canadian Dollar	C$	(223)	$19	$—
Australian Dollar	A$	2,668	(218)	—
British Pound		£1,468	(229)	—
Euro		€205	(9)	(12)
Brazilian Real	R$	1,325	(50)	—
New Zealand Dollar	NZ$	44	(4)	—
Indian Rupee	Rs	6,104	(10)	—
Total			$(501)	$(12)

(1)	As of December 31, 2014, unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

	Dec. 31, 2013
(Millions)	Equity attributable to unitholders(1)		OCI	Net income
Canadian Dollar	C$	631	$(59)	$—
Australian Dollar	A$	1,716	(154)	—
British Pound		£998	(165)	—
Euro		€161	(31)	(6)
Brazilian Real	R$	1,046	(45)	—
Total			$(454)	$(6)

(1)	As of December 31, 2013, unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

Equity price risk
The partnership faces equity price risk related to its common equity interest in GGP warrants. A $1 increase or decrease in GGP’s share price would result in a $70 million gain or loss being recognized in fair value gains, net.

d)	Credit risk
The partnership’s maximum exposure to credit risk associated with financial assets is equivalent to the carrying value of each class of financial asset as separately presented in loans and notes receivable, certain other non-current assets, accounts receivables and other, and cash and cash equivalents.

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

The majority of the partnership’s trade receivables are collected within 30 days. The balance of accounts receivable and loans and notes receivable past due is not significant.

NOTE 35. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is the BPY General Partner. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include the partnership’s and Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, prior to the third quarter, on a quarterly basis, the partnership paid a base management fee (“base management fee”), to the service providers equal to $12.5 million per quarter ($50.0 million annually).

Through the second quarter of 2015, the partnership also paid a quarterly equity enhancement distribution to Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeded its total capitalization value that immediately followed the spin-off of Brookfield Asset Management’s commercial property operations on April 15, 2013, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership was equal to the volume-weighted average of the closing prices of the LP Units on the NYSE for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into LP Units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership.

On August 3, 2015, the board of directors of the partnership approved an amendment to the base management fee and equity enhancement distribution calculations, as of the beginning of the third quarter of 2015. Pursuant to this amendment, the annual base management fee paid by the partnership to Brookfield Asset Management was changed from $50.0 million, subject to annual inflation adjustments, to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million, plus annual inflation adjustments. The calculation of the equity enhancement distribution was amended to reduce the distribution by the amount by which the revised base management fee is greater than $50.0 million per annum, plus annual inflation adjustments, to maintain a fee level in aggregate that would be the same as prior to the amendment.

The base management fee for the year ended December 31, 2015 was $76.1 million (2014 - $50.0 million, 2013 - $36.0 million). The base management fee for year ended December 31, 2013 was pro-rated for the period from Spin-off through December 31, 2013. The equity enhancement distribution for the year ended December 31, 2015 was $59.9 million (2014 - $50.0 million, 2013 - nil).

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

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Balances outstanding with related parties:
Participating loan interests	$449	$609
Equity accounted investments	143	—
Loans and notes receivable(1)	63	82
Receivables and other assets	29	143
Property-specific obligations	(362)	(491)
Corporate debt obligations	(1,000)	(570)
Other liabilities	(373)	(174)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(25)	(25)

(1)
At December 31, 2015, includes $63 million (December 31, 2014 - $82 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Transactions with related parties:
Commercial property revenue(1)	$22	$16	$7
Management fee income	3	—	—
Participating loan interests (including fair value gains, net)	129	88	59
Interest expense on debt obligations	55	23	12
Interest on capital securities held by Brookfield Asset Management	76	76	56
General and administrative expense (2)	207	187	277
Construction costs(3)	308	207	120

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the third quarter of 2015, the partnership sold an office development project in São Paulo, Brazil to a subsidiary of Brookfield Asset Management, the partnership’s ultimate parent company. The consideration received was $109 million, based on a third-party valuation performed on the property. Upon close of the transaction, the partnership recognized $63 million of realized fair value losses, primarily as a result of movements in the Brazilian Real to U.S. Dollar exchange rate from the date of acquisition and any interim capital contributions during the construction process.

On June 5, 2015, 9165789 Canada Inc. acquired $12 million of voting preferred shares of an indirect subsidiary of the partnership, BOP Management Holdings Inc., representing a 60% voting interest. 9165789 Canada Inc. was formed by BPO and 16 individuals who are senior officers of BPO and other Brookfield Asset Management subsidiaries, who were given the opportunity to invest in 9165789 Canada Inc. as part of the partnership’s goal of retaining its top executives and aligning executives’ interests with those of the partnership. The senior officers acquired an aggregate of $2 million of common shares of 9165789 Canada Inc. for investment purposes in exchange for cash in an amount equal to the fair value of the shares. BPO also holds a $10 million non-voting preferred share interest in 9165789 Canada Inc. BOP Management Holdings Inc. indirectly owns 33% of BPO’s economic interest in DTLA and an interest in BPO’s U.S. asset management and certain promote fee streams.

On February 18, 2015, Brookfield Global FM Limited Partnership (“FM Co.”) sold its interest in Brookfield Johnson Controls Australia and Brookfield Johnson Controls Canada to a subsidiary of Brookfield Asset Management. FM Co. is accounted for in accordance with the equity method as an investment in associate.

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

The following table provides consolidated summary financial information for the partnership, BOP Split, and the Holding Entities:

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split	Holding entities(2)	Other subsidiaries	Consolidating adjustments(3)	Brookfield Property Partners L.P. consolidated
Year ended December 31, 2015
Revenue	$—	$—	$311	$4,853	$(311)	$4,853
Net income attributable to unitholders(1)	1,085	986	2,915	1,618	(3,689)	2,915

Year ended December 31, 2014
Revenue	$—	$—	$300	$4,474	$(301)	$4,473
Net income attributable to unitholders(1)	1,266	1,074	3,737	2,363	(4,706)	3,734

Year ended December 31, 2013
Revenue	$—	$—	$161	$4,287	$(161)	$4,287
Net income attributable to unitholders(1)	97	—	907	746	(843)	907

(1)	Includes net income attributable to limited partners, general partner, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)
For the year ended December 31, 2015, includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings 1A Ltd., BPY Bermuda Holdings Limited, BPY Bermuda IV Holdings LP, BPY Bermuda Holdings IV Limited, and BPY Bermuda Holdings II Limited. For the years ended December 31, 2014 and 2013, includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited and BPY Bermuda Holdings II Limited.

(3)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split	Holding entities	Other subsidiaries	Consolidating adjustments	Brookfield Property Partners L.P. consolidated
As of Dec. 31, 2015
Current assets	$—	$—	$1,771	$488	$—	$2,259
Non-current assets	8,237	6,505	19,603	68,802	(34,345)	68,802
Assets held for sale	—	—	—	805	—	805
Current liabilities	—	—	385	11,337	—	11,722
Non-current liabilities	—	3,079	(968)	26,858	—	28,969
Liabilities associated with assets held for sale	—	—	—	242	—	242
Equity attributable to interests of others in operating subsidiaries and properties	—	—	—	8,975	—	8,975
Equity attributable to unitholders(1)	$8,237	$3,426	$21,957	$22,683	$(34,345)	$21,958

As of Dec. 31, 2014
Current assets	$—	$—	$177	$4,347	$—	$4,524
Non-current assets	7,427	5,759	22,967	58,810	(36,153)	58,810
Assets held for sale	—	—	—	2,241	—	2,241
Current liabilities	—	—	564	4,792	—	5,356
Non-current liabilities	—	2,894	2,369	25,436	—	30,699
Liabilities associated with assets held for sale	—	—	—	1,221	—	1,221
Equity attributable to interests of others in operating subsidiaries and properties	—	—	5	8,086	—	8,091
Equity attributable to unitholders(1)	$7,427	$2,865	$20,206	$25,863	$(36,153)	$20,208

(1)	Includes equity attributable to limited partners, general partner, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

NOTE 37. PAYROLL EXPENSE
The partnership has no employees or directors; therefore the partnership does not remunerate key management personnel. Key decision makers of the partnership are all employees of Brookfield Asset Management, the ultimate parent company, who provide management services under the Master Services Agreement.

Throughout the year, the managing general partner in its capacity as the partnership’s general partner incurs director fees, a portion of which are charged to the partnership in accordance with the limited partnership agreement. During the year ended December 31, 2015, the amount of director fees incurred were immaterial (2014 - immaterial, 2013 - immaterial).

NOTE 38. SEGMENT INFORMATION

a)	Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. Prior to April 1, 2014, the partnership managed the business in the following operating segments: i) Office, ii) Retail, iii) Multifamily, Industrial, and Hospitality. As discussed in Note 2(c), in the second quarter of 2014, the partnership realigned its operating segments as a result of changes to the organizational structure of its businesses, following the acquisition of additional interests in BPO and the acquisition of CARS. Accordingly, and as of December 31, 2015, the partnership has the following seven operating segments that are independently and regularly reviewed and managed by the CODM: i) Office, ii) Retail, iii) Industrial, iv) Multifamily, v) Hospitality, vi) Triple Net Lease, and vii) Corporate.

b)	Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on net operating income (“NOI”), funds from operations (“FFO”), Company FFO and net income and equity attributable to unitholders. These performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. The partnership defines these measures as follows:

i.	NOI: revenues from properties in the partnership’s commercial and hospitality operations less direct commercial property and hospitality expenses.

ii.
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

iii.
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to the partnership’s shares of GGP if all outstanding warrants of GGP were exercised on a cashless basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

iv.	Fair value changes: includes the increase or decrease in the value of investment properties that is reflected in the consolidated statements of income.

v.
Net income attributable to unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units. For the period prior to the Spin-off of the partnership on April 15, 2013, net income attributable to unitholders represented net income attributable to Brookfield Asset Management.

vi.	Equity attributable to unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

c)	Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the year ended December 31, 2015, 2014, and 2013.

(US$ Millions)	Total revenue			NOI
Years ended Dec. 31,	2015	2014	2013	2015	2014	2013
Office	$2,546	$2,761	$2,621	$1,324	$1,380	$1,431
Retail	119	183	158	76	109	106
Industrial	311	298	128	102	94	78
Multifamily	307	201	154	150	99	76
Hospitality	1,287	988	1,220	374	192	226
Triple Net Lease	283	58	—	283	58	—
Corporate	—	(16)	6	—	—	—
Total	$4,853	$4,473	$4,287	$2,309	$1,932	$1,917

(US$ Millions)	FFO			Company FFO
Years ended Dec. 31,	2015	2014	2013	2015	2014	2013
Office	$675	$546	$376	$720	$539	$373
Retail	459	460	308	499	472	332
Industrial	13	15	7	14	20	8
Multifamily	23	21	12	44	28	19
Hospitality	62	17	26	70	22	25
Triple Net Lease	32	4	—	32	7	—
Corporate	(554)	(349)	(147)	(540)	(349)	(147)
Total	$710	$714	$582	$839	$739	$610

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of December 31, 2015 and 2014:

	Total assets		Total liabilities		Total equity attributable to unitholders
(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Office	$39,564	$38,618	$17,677	$18,910	$18,189	$16,003
Retail	10,558	11,023	370	668	9,365	9,171
Industrial	3,214	2,897	1,435	1,226	510	460
Multifamily	5,060	2,870	2,978	1,807	878	417
Hospitality	8,502	3,678	5,803	2,754	1,078	473
Triple Net Lease	4,625	4,367	3,140	3,364	381	240
Corporate	343	2,122	9,530	8,547	(8,443)	(6,556)
Total	$71,866	$65,575	$40,933	$37,276	$21,958	$20,208

The following summary presents a reconciliation of NOI and FFO to net income for the years ended December 31, 2015, 2014, and 2013:

(US$ Millions) Years ended Dec. 31,	2015	2014	2013
Commercial property revenue	$3,216	$3,038	$2,910
Hospitality revenue	1,276	983	1,168
Direct commercial property expense	(1,281)	(1,298)	(1,204)
Direct hospitality expense	(902)	(791)	(957)
NOI	2,309	1,932	1,917
Investment and other revenue	361	452	209
Investment and other expense	(135)	(100)	—
Share of equity accounted income - FFO	724	557	435
Interest expense	(1,528)	(1,258)	(1,088)
General and administrative expense	(559)	(404)	(317)
Depreciation and amortization of non-real estate assets	(27)	(36)	(38)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(435)	(429)	(536)
FFO(1)	710	714	582
Depreciation and amortization of real estate assets	(153)	(112)	(124)
Fair value gains, net	2,007	3,756	870
Share of equity accounted income - non-FFO	867	809	400
Income tax expense	(100)	(1,176)	(501)
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	(416)	(257)	(320)
Net income attributable to unitholders(2)	2,915	3,734	907
Non-controlling interests of others in operating subsidiaries and properties	851	686	856
Net income	$3,766	$4,420	$1,763

(1)
FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

(2)
Includes net income attributable to general partner, limited partners, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

The following summary presents financial information by the partnership’s geographic regions in which it operates:

	Total revenue for the years ended Dec. 31,			Total non-current assets as at Dec. 31,
(US$ Millions)	2015	2014	2013	2015	2014
United States	$3,241	$2,952	$2,833	$44,748	$41,614
Canada	426	505	566	4,945	5,211
Australia	315	388	606	3,668	4,317
Europe	616	447	139	12,015	4,192
Brazil	122	143	143	1,800	2,088
China	21	38	—	589	603
India	112	—	—	1,037	785
Total	$4,853	$4,473	$4,287	$68,802	$58,810

NOTE 39. SUBSEQUENT EVENTS

On February 2, 2016, the partnership sold World Square Retail in Sydney for A$285 million.

On February 3, 2016. the partnership was assigned a BBB corporate rating by Standard & Poor’s Rating Services with a stable outlook.

On February 5, 2016, the partnership announced that its Board of Directors approved an increase in distributions per unit from $0.265 per unit per quarter to $0.28 per unit per quarter.

On February 25, 2016, a real estate fund managed by Brookfield Asset Management entered into a definitive agreement to acquire all of the outstanding shares of Rouse, not owned by the partnership, for $18.25 per share in cash.

On February 29, 2016, Royal Centre in Vancouver was sold for C$428 million.

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION
The table below presents the partnership’s number of commercial properties, the related fair value, debt obligations, weighted average year of acquisition and weighted average year of construction by segment as of December 31, 2015.

	Dec. 31, 2015
	Number of properties	Fair value(1)	Debt(2)	Weighted average year of acquisition	Weighted average year of construction(3)
(US$ millions, except where noted)
Office
United States	105	$18,105	$8,590	2003	1983
Canada	27	3,948	1,736	2001	1989
Australia	15	2,503	1,504	2010	2007
Europe	5	1,226	766	2009	1995
Brazil	6	816	227	2015	2013
India	35	807	430	2014	2009
	193	27,405	13,253	2004	1988
Retail
Brazil	6	887	308	2000	1987
Industrial	103	1,753	950	2013	2003
Multifamily	88	4,458	2,861	2014	1992
Triple Net Lease(4)	306	4,557	3,099	2014	1989
Total	696	$39,060	$20,471	2003	1989

(1)	Excludes development properties and land/parking lots with a fair value of $2,488 million

(2)	Excludes debt related to development properties and land in the amount of $537 million, unsecured and corporate facilities of $86 million and debt on hospitality assets of $4,929 million.

(3)	Weighted against the fair value of the properties at December 31, 2015.

(4)	Excludes land and parking lots.

GENERAL GROWTH PROPERTIES, INC.

Consolidated financial statements of General Growth Properties, Inc. as of December 31, 2015 and 2014 and for each of the three years in the period ended December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Growth Properties, Inc.
Chicago, Illinois
We have audited the accompanying consolidated balance sheets of General Growth Properties, Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the consolidated financial statement schedule of the Company listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Growth Properties, Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for and disclosure of discontinued operations for the year ended December 31, 2015 due to the adoption of Accounting Standards Update 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.”
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated February 19, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte & Touche LLP
Chicago, Illinois
February 19, 2016

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED BALANCE SHEETS

	December 31, 2015	December 31, 2014
Assets:
Investment in real estate:
Land	$3,596,354	$4,244,607
Buildings and equipment	16,379,789	18,028,844
Less accumulated depreciation	(2,452,127)	(2,280,845)
Construction in progress	308,903	703,859
Net property and equipment	17,832,919	20,696,465
Investment in and loans to/from Unconsolidated Real Estate Affiliates	3,506,040	2,604,762
Net investment in real estate	21,338,959	23,301,227
Cash and cash equivalents	356,895	372,471
Accounts and notes receivable, net	949,556	663,768
Deferred expenses, net	214,578	130,389
Prepaid expenses and other assets	997,334	813,777
Assets held for disposition	216,233	—
Total assets	$24,073,555	$25,281,632
Liabilities:
Mortgages, notes and loans payable	$14,216,160	$15,944,187
Investment in Unconsolidated Real Estate Affiliates	38,488	35,598
Accounts payable and accrued expenses	784,493	934,897
Dividend payable	172,070	154,694
Deferred tax liabilities	1,289	21,240
Junior subordinated notes	206,200	206,200
Liabilities held for dispositions	58,934	—
Total liabilities	15,477,634	17,296,816
Redeemable noncontrolling interests:
Preferred	157,903	164,031
Common	129,724	135,265
Total redeemable noncontrolling interests	287,627	299,296
Commitments and Contingencies	—	—

Equity:
Common stock: 11,000,000,000 shares authorized, $0.01 par value, 966,096,656 issued, 882,397,202 outstanding as of December 31, 2015, and 968,340,597 issued and 884,912,012 outstanding as of December 31, 2014	9,386	9,409
Preferred Stock:
500,000,000 shares authorized, $.01 par value, 10,000,000 shares issued and outstanding as of December 31, 2015 and December 31, 2014	242,042	242,042
Additional paid-in capital	11,362,369	11,351,625
Retained earnings (accumulated deficit)	(2,141,549)	(2,822,740)
Accumulated other comprehensive loss	(72,804)	(51,753)
Common stock in treasury, at cost, 56,240,259 shares as of December 31, 2015 and 55,969,390 shares as of December 31, 2014	(1,129,401)	(1,122,664)
Total stockholders' equity	8,270,043	7,605,919
Noncontrolling interests in consolidated real estate affiliates	24,712	79,601
Noncontrolling interests related to long-term incentive plan common units	13,539	—
Total equity	8,308,294	7,685,520
Total liabilities and equity	$24,073,555	$25,281,632

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
	2015	2014	2013
Revenues:
Minimum rents	$1,481,614	$1,583,695	$1,553,941
Tenant recoveries	689,536	739,411	716,932
Overage rents	44,024	51,611	55,998
Management fees and other corporate revenues	86,595	70,887	68,792
Other	102,137	89,955	90,354
Total revenues	2,403,906	2,535,559	2,486,017
Expenses:
Real estate taxes	222,883	227,992	239,807
Property maintenance costs	60,040	66,897	69,411
Marketing	21,958	24,654	27,627
Other property operating costs	302,797	333,620	341,420
Provision for doubtful accounts	8,081	8,055	3,920
Property management and other costs	161,556	155,093	164,457
General and administrative	50,405	64,051	49,237
Provision for impairment	8,604	5,278	—
Depreciation and amortization	643,689	708,406	749,722
Total expenses	1,480,013	1,594,046	1,645,601
Operating income	923,893	941,513	840,416
Interest income and dividend income	49,254	28,613	7,699
Interest expense	(607,675)	(699,285)	(723,152)
Loss on foreign currency	(44,984)	(18,048)	(7,312)
Warrant liability adjustment	—	—	(40,546)
Gains from changes in control of investment properties	634,367	91,193	219,784
Loss on extinguishment of debt	—	—	(36,479)
Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	954,855	343,986	260,410
Benefit from (provision for)	38,334	(7,253)	(345)
Equity in income of Unconsolidated Real Estate Affiliates	73,390	51,568	58,919
Unconsolidated Real Estate Affiliates- gain on investment	327,017	9,710	9,837
Income from continuing operations	1,393,596	398,011	328,821
Discontinued operations:
Income from discontinued operations, including gains (losses) on dispositions	—	137,989	(37,516)
Gain on extinguishment of tax indemnification liability	—	77,215	—
Gain on extinguishment of debt	—	66,679	25,894
Discontinued operations, net	—	281,883	(11,622)
Net income	1,393,596	679,894	317,199
Allocation to noncontrolling interests	(19,035)	(14,044)	(14,671)
Net income attributable to General Growth Properties, Inc.	1,374,561	665,850	302,528
Preferred Stock dividends	(15,937)	(15,936)	(14,078)
Net income attributable to common stockholders	$1,358,624	$649,914	$288,450

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (Continued)

Basic Earnings (Loss) Per Share:
Continuing operations	$1.54	$0.42	$0.32
Discontinued operations	—	0.32	(0.01)
Total basic earnings per share	$1.54	$0.74	$0.31
Diluted Earnings (Loss) Per Share:
Continuing operations	$1.43	$0.39	$0.32
Discontinued operations	—	0.30	(0.01)
Total diluted earnings per share	$1.43	$0.69	$0.31
Comprehensive Income (Loss), Net:
Net income	$1,393,596	$679,894	$317,199
Other comprehensive income (loss):
Foreign currency translation	(33,292)	(13,604)	49,644
Unrealized gains (losses) on available-for-sale securities	11,978	—	(65)
Net unrealized gains (losses) on other financial instruments	30	(54)	(5)
Other comprehensive income (loss)	(21,284)	(13,658)	49,574
Comprehensive income	1,372,312	666,236	366,773
Comprehensive income allocated to noncontrolling interests	(18,802)	(13,966)	(15,064)
Comprehensive income attributable to General Growth Properties, Inc.	1,353,510	652,270	351,709
Preferred stock dividends	(15,937)	(15,936)	(14,078)
Comprehensive income, net, attributable to common stockholders	$1,337,573	$636,334	$337,631

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Long Term Incentive Plan Common Units	Total Equity
Balance at January 1, 2013	$9,392	$—	$10,432,447	$(2,732,787)	$(87,354)	$—	$83,322	$7,705,020

Net income				302,528			3,103	305,631
Issuance of Preferred Stock, net of issuance costs		242,042						242,042
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(4,283)	(4,283)
Restricted stock grants, net of forfeitures (18,444 common shares)	—		8,340					8,340
Employee stock purchase program (135,317 common shares)	—		2,708					2,708
Stock option grants, net of forfeitures (344,670 common shares)	3		35,995					35,998
Treasury stock purchases (28,345,108 common shares)						(566,863)		(566,863)
Cash dividends reinvested (DRIP) in stock (28,852 common shares)	—		613					613
Other comprehensive loss before reclassification					(60,680)			(60,680)
Amounts reclassified from Accumulated Other Comprehensive Loss					109,861			109,861
Cash distributions declared ($0.51 per share)				(471,386)				(471,386)
Cash distributions on Preferred Stock				(14,078)				(14,078)
Fair value adjustment for noncontrolling interest in Operating Partnership			(3,173)					(3,173)
Common stock warrants			895,513					895,513

Balance at December 31, 2013	$9,395	$242,042	$11,372,443	$(2,915,723)	$(38,173)	$(566,863)	$82,142	$8,185,263

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Long Term Incentive Plan Common Units	Total Equity
Balance at January 1, 2014	$9,395	$242,042	$11,372,443	(2,915,723)	$(38,173)	(566,863)	82,142	8,185,263

Net income				665,850			1,851	667,701
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(4,392)	(4,392)
Restricted stock grants, net of forfeitures (16,112 common shares)	—	—	2,496					2,496
Employee stock purchase program (138,446 common shares)	1		2,951					2,952
Stock option grants, net of forfeitures (1,164,945 common shares)	12		40,714					40,726
Treasury stock purchases (27,624,282 common shares)						(555,801)		(555,801)
Cash dividends reinvested (DRIP) in stock (22,186 common shares)	1	—	505					506
Other comprehensive loss					(13,580)			(13,580)
Cash distributions declared ($0.63 per share)				(556,931)				(556,931)
Cash distributions on Preferred Stock				(15,936)				(15,936)
Fair value adjustment for noncontrolling interest in Operating Partnership			3,169					3,169
Fair value adjustment for noncontrolling interest in GGPOP			(70,653)					(70,653)

Balance at December 31, 2014	$9,409	$242,042	$11,351,625	$(2,822,740)	$(51,753)	$(1,122,664)	$79,601	$7,685,520

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Long Term Incentive Plan Common Units	Total Equity
Balance at January 1, 2015	$9,409	$242,042	$11,351,625	$(2,822,740)	$(51,753)	$(1,122,664)	$79,601	$7,685,520

Net income				1,374,561			2,685	$1,377,246
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(55,050)	(55,050)
Long Term Incentive Plan Common Unit grants, net (1,645,901 LTIP Units)							11,015	11,015
Restricted stock grants, net of forfeitures (216,640 common shares)	2		3,438					3,440
Employee stock purchase program (137,247 common shares)	1		3,249					3,250
Stock option grants, net of forfeitures (1,432,250 common shares)	14		42,602					42,616
Cancellation of repurchased common shares (4,053,620 common shares)	(40)		(52,871)	(49,922)		102,833		—
Treasury stock purchases (4,324,489 common shares)						(109,570)		(109,570)
Cash dividends reinvested (DRIP) in stock (23,542 common shares)			487					487
Other comprehensive loss					(21,051)			(21,051)
Cash distributions declared ($0.71 per share)				(627,511)				(627,511)
Cash distributions on Preferred Stock				(15,937)				(15,937)
Fair value adjustment for noncontrolling interest in Operating Partnership			13,839					13,839

Balance at December 31, 2015	$9,386	$242,042	$11,362,369	$(2,141,549)	$(72,804)	$(1,129,401)	$38,251	$8,308,294

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2015	2014	2013
Cash Flows provided by Operating Activities:
Net income	$1,393,596	$679,894	$317,199
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(73,390)	(51,568)	(58,919)
Distributions received from Unconsolidated Real Estate Affiliates	87,138	46,463	53,592
Provision for doubtful accounts	8,081	8,151	4,095
Depreciation and amortization	643,689	718,064	773,255
Amortization/write-off of deferred finance costs	11,607	13,621	9,453
Accretion/write-off of debt market rate adjustments	13,171	13,442	9,698
Amortization of intangibles other than in-place leases	62,106	76,615	84,229
Straight-line rent amortization	(27,809)	(48,935)	(49,780)
Deferred income taxes	(42,136)	(5,615)	(3,847)
Litigation loss	—	17,854	—
(Gain) loss on dispositions, net	(30,669)	(131,849)	811
Unconsolidated Real Estate Affiliates-gain on investment, net	(327,017)	(9,710)	(9,837)
Gains from changes in control of investment properties and other	(634,367)	(91,193)	(219,784)
Gain on extinguishment of debt	—	(66,679)	(25,894)
Provisions for impairment	8,604	5,278	30,936
Loss (gain) on foreign currency	44,984	18,048	(7,312)
Warrant liability adjustment	—	—	40,546
Cash paid for extinguishment of tax indemnification liability	—	(138,000)	—
Gain on extinguishment of tax indemnification liability	—	(77,215)	—
Net changes:
Accounts and notes receivable	(30,116)	(19,613)	1,697
Prepaid expenses and other assets	(24,381)	(28,966)	25,273
Deferred expenses, net	(42,708)	(24,234)	(44,877)
Restricted cash	(3,698)	(1,070)	16,894
Accounts payable and accrued expenses	(4,858)	21,703	(80,902)
Other, net	33,061	25,238	23,005
Net cash provided by operating activities	1,064,888	949,724	889,531
Cash Flows (used in) provided by Investing Activities:
Acquisition of real estate and property additions	(384,270)	(537,357)	(433,405)
Development of real estate and property improvements	(694,621)	(624,829)	(516,906)
Loans to joint venture partners	(328,819)	(137,070)	(32,161)
Proceeds from sales of investment properties and Unconsolidated Real Estate Affiliates	1,155,765	361,183	1,006,357
Contributions to Unconsolidated Real Estate Affiliates	(173,704)	(130,500)	(87,909)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	145,461	387,234	222,053
Acquisition of marketable securities	(33,300)	—	—
Increase (decrease) in restricted cash	733	3,414	8,831
Net cash (used in) provided by investing activities	(312,755)	(677,925)	166,860

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,
	2015	2014	2013
Cash Flows used in Financing Activities:
Proceeds from refinancing/issuance of mortgages, notes and loans payable	1,837,440	2,401,407	5,501,047
Principal payments on mortgages, notes and loans payable	(1,831,624)	(1,760,032)	(5,155,453)
Deferred finance costs	(7,095)	(21,264)	(20,548)
Net proceeds from issuance of Preferred Stock	—	—	242,042
Purchase of Warrants	—	—	(633,229)
Treasury stock purchases	(109,570)	(555,801)	(566,863)
Cash distributions to noncontrolling interests in consolidated real estate affiliates	(55,050)	(4,392)	(4,283)
Cash distributions paid to common stockholders	(610,554)	(534,151)	(447,195)
Cash distributions reinvested (DRIP) in common stock	658	506	614
Cash distributions paid to preferred stockholders	(15,937)	(15,936)	(10,093)
Cash distributions and redemptions paid to holders of common units	(950)	(718)	(36,894)
Other, net	24,973	13,782	26,920
Net cash used in financing activities	(767,709)	(476,599)	(1,103,935)
Net change in cash and cash equivalents	(15,576)	(204,800)	(47,544)
Cash and cash equivalents at beginning of year	372,471	577,271	624,815
Cash and cash equivalents at end of year	$356,895	$372,471	$577,271
Supplemental Disclosure of Cash Flow Information:
Interest paid	$602,495	$688,297	$834,155
Interest capitalized	12,752	16,665	11,210
Income taxes paid	14,286	10,202	6,313
Accrued capital expenditures included in accounts payable and accrued expenses	158,027	198,471	103,988
Settlement of Tax indemnification liability:
Assets	—	106,743	—
Liability extinguished	—	(321,958)	—
Non-Cash Transactions:
Notes receivable related to sale of investment property and Aliansce	—	—	151,127
Gain on investment in Unconsolidated Real Estate Affiliates	—	—	9,837
Amendment of warrant agreement	—	—	895,513
Non-Cash Sale of Retail Property
Assets	—	21,426	71,881
Liabilities and equity	—	(21,426)	(71,881)
Non-Cash Acquisition of Quail Springs	—	—	35,610
Non-Cash Sale of The Grand Canal Shoppes and The Shoppes at The Palazzo	—	—	211,468
Non-Cash Sale of Bayside Marketplace—Refer to Note 3
Non-Cash Sale of Ala Moana Center—Refer to Note 3

The accompanying notes are an integral part of these consolidated financial statements.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 1 ORGANIZATION

General Growth Properties, Inc. (“GGP” or the “Company”), a Delaware corporation, was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a “REIT”. In these notes, the terms “we,” “us” and “our” refer to GGP and its subsidiaries.

GGP, through its subsidiaries and affiliates, is an owner and operator of retail properties. As of December 31, 2015, we are the owner, either entirely or with joint venture partners of 131 retail properties.

Substantially all of our business is conducted through GGP Operating Partnership, LP (“GGPOP”), GGP Nimbus, LP (“GGPN”) and GGP Limited Partnership (“GGPLP”, and together with GGPN the “Operating Partnerships”), subsidiaries of GGP. The Operating Partnerships own an interest in the properties that are part of the consolidated financial statements of GGP. As of December 31, 2015, GGP held approximately a 99% common equity ownership (without giving effect to the potential conversion of the Preferred Units and LTIP Units as defined below) of the Operating Partnerships, while the remaining 1% was held by limited partners and certain previous contributors of properties to the Operating Partnerships or their predecessors.

GGPOP is the general partner of, and owns a 1.5% equity interest in, each Operating Partnership. GGPOP has common units of limited partnership (“Common Units”), which are redeemable for cash or, at our option, shares of GGP common stock. It also has preferred units of limited partnership interest (“Preferred Units”), of which, certain Preferred Units can be converted into Common Units and then redeemed for cash or, at our option, shares of GGP common stock (Note 11). GGPOP has full value long term incentive plan units and appreciation only long term incentive plan units (collectively “LTIP Units”), which are redeemable for cash or, at our option, shares of GGP common stock (Note 13).

In addition to holding ownership interests in various joint ventures, the Operating Partnerships generally conduct their operations through General Growth Management, Inc. (“GGMI”), General Growth Services, Inc. (“GGSI”) and GGPLP REIT Services, LLC (“GGPRS”). GGMI and GGSI are taxable REIT subsidiaries (“TRS”s), which provide management, leasing, tenant coordination, business development, marketing, strategic partnership and other services for a majority of our Unconsolidated Real Estate Affiliates (defined below) and for substantially all of our Consolidated Properties, as defined below. GGSI also serves as a contractor to GGMI for these services. GGPRS generally provides financial, accounting, tax, legal, development, and other services to our Consolidated Properties.

We refer to our ownership interests in properties in which we own a majority or controlling interest and are consolidated under accounting principles generally accepted in the United States of America (“GAAP”) as the “Consolidated Properties.” We also own interests in certain properties through joint venture entities in which we own a noncontrolling interest (“Unconsolidated Real Estate Affiliates”) and we refer to those properties as the “Unconsolidated Properties.”

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
We operate in a single reportable segment which includes the operation, development and management of retail and other rental properties, primarily regional malls. Our portfolio is targeted to a range of market sizes and consumer tastes. Each of our operating properties is considered a separate operating segment, as each property earns revenues and incurs expenses, individual operating results are reviewed and discrete financial information is available. The Company’s chief operating decision maker is comprised of a team of several members of executive management who use Company NOI in assessing segment operating performance. We do not distinguish or group our consolidated operations based on geography, size or type for purposes of making property operating decisions. Our operating properties have similar economic characteristics and provide similar products and services to our tenants. There are no individual operating segments that are greater than 10% of combined revenue, Company NOI, or combined assets.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Company NOI excludes certain non-cash and non-comparable items such as straight-line rent and intangible asset and liability amortization, which are a result of our emergence, acquisition accounting and other capital contribution or restructuring events. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues. As a result, the Company’s operating properties are aggregated into a single reportable segment.
Reclassifications
We elected to early-adopt Accounting Standards Update (ASU) No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs” issued by the Financial Accounting Standards Board (FASB). This ASU amends Accounting Standards Codification (ASC) 835-30 and requires debt issuance costs related to borrowings be presented in the Consolidated Balance Sheets as a direct reduction from the carrying amount of the debt. The adoption of this ASU resulted in the reclassification of $54.1 million from deferred expenses, net to mortgages, notes and loans payable on our Consolidated Balance Sheets as of December 31, 2014, as presented herein. In addition, $1.2 million and $1.4 million of expenses were reclassified from other property operating costs to marketing for the years ended December 31, 2014 and 2013, respectively, to conform prior periods to the current year presentation. Also, $9.7 million and $9.8 million was separately presented as Unconsolidated Real Estate Affiliates-gain on investment, previously recorded as equity in income of Unconsolidated Real Estate Affiliates on the Consolidated Statements of Operations and Comprehensive Income and Consolidated Statements of Cash Flows for the years ended December 31, 2014 and 2013, respectively, to conform prior periods to the current year presentation. Finally, $4.4 million and $4.3 million was separately presented as cash distributions to noncontrolling interests in consolidated real estate affiliates, previously presented as other, net within the financing section of the Consolidated Statements of Cash Flows, for the years ended December 31, 2014 and 2013, respectively, to conform prior periods to the current year presentation. The reclassifications are changes from one acceptable presentation to another acceptable presentation.
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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

The fair values of tangible assets are determined on an “if vacant” basis. The “if vacant” fair value is allocated to land, where applicable, buildings, equipment and tenant improvements based on comparable sales and other relevant information with respect to the property. Specifically, the “if vacant” value of the buildings and equipment was calculated using a cost approach utilizing published guidelines for current replacement cost or actual construction costs for similar, recently developed properties; and an income approach. Assumptions used in the income approach to the value of buildings include: capitalization and discount rates, lease-up time, market rents, make ready costs, land value, and site improvement value.
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
The gross asset balances of the in-place value of tenant leases are included in buildings and equipment in our Consolidated Balance Sheets.

	Gross Asset	Accumulated Amortization	Net Carrying Amount
As of December 31, 2015
Tenant leases:
In-place value	$409,637	$(264,616)	$145,021
As of December 31, 2014
Tenant leases:
In-place value	$608,840	$(362,531)	$246,309

The above-market tenant leases and below-market ground leases are included in prepaid expenses and other assets (Note 15); the below-market tenant leases, above-market ground leases and above-market headquarters office lease are included in accounts payable and accrued expenses (Note 16) in our Consolidated Balance Sheets.

Amortization/accretion of all intangibles, including the intangibles in Note 15 and Note 16, had the following effects on our income from continuing operations:

	Year Ended December 31,
	2015	2014	2013
Amortization/accretion effect on continuing operations	$(137,462)	$(196,792)	$(237,302)

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Future amortization/accretion of these intangibles is estimated to decrease results from continuing operations as follows:

Year	Amount
2016	$90,101
2017	67,552
2018	43,469
2019	25,832
2020	17,182
Marketable Securities
Marketable securities are comprised of equity securities that are classified as available-for-sale. Available-for-sale securities are presented in prepaid expenses and other assets on our Consolidated Balance Sheets at fair value. Unrealized gains and losses resulting from the mark-to-market of these securities are included in other comprehensive income. Realized gains and losses are recognized in earnings only upon the sale of the securities and are recorded based on the weighted average cost of such securities.
Investments in Unconsolidated Real Estate Affiliates (Note 6)
We account for investments in joint ventures where we own a non-controlling joint interest using either the equity method or the cost method. If we have significant influence but not control over the investment, we utilize the equity method. If we have neither control or significant influence, we utilize the cost method. Under the equity method, the cost of our investment is adjusted for our share of the earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition, increased by our contributions and reduced by distributions received.
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
Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages. Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. Except for Retained Debt (as described in Note 6), differences between the carrying amount of our investment in the Unconsolidated Real Estate Affiliates and our share of the underlying equity of our Unconsolidated Real Estate Affiliates are typically amortized over lives ranging from 5 to 45 years. When cumulative distributions exceed our investment in the joint venture, the investment is reported as a liability in our consolidated financial statements. The liability is limited to our maximum potential obligation to fund contractual obligations, including recourse related to certain debt obligations.
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
To the extent that we contribute assets to a joint venture accounted for using the equity method, our investment in the joint venture is recorded at our cost basis in the assets that were contributed to the joint venture. We will recognize gains and losses on the contribution of our real estate to joint ventures, relating solely to the outside partner’s interest, to the extent the buyer is independent of the Company, the collection of the sales price is reasonably assured, and we will not be required to support the operations of the property or its related obligations to an extent greater than our proportionate interest.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

The combined summarized financial information of unconsolidated joint ventures is disclosed in Note 6 to the Consolidated Financial Statements.
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
In leasing tenant space, we may provide funding to the lessee through a tenant allowance. In accounting for a tenant allowance, we determine whether the allowance represents funding for the construction of leasehold improvements and evaluate the ownership of such improvements. If we are considered the owner of the leasehold improvements, we capitalize the amount of the tenant allowance and depreciate it over the shorter of the useful life of the leasehold improvements or the related lease term. If the tenant allowance represents a payment for a purpose other than funding leasehold improvements, or in the event we are not considered the owner of the leasehold improvements, the allowance is capitalized to deferred expenses and considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue on a straight-line basis.
Deferred Expenses
Deferred expenses primarily consist of leasing commissions and related costs and are amortized using the straight-line method over the life of the leases.
Revenue Recognition and Related Matters
Minimum rents are recognized on a straight-line basis over the terms of the related operating leases, including the effect of any free rent periods. Minimum rents also include lease termination income collected from tenants to allow for the tenant to vacate their space prior to their scheduled termination dates, as well as, accretion related to above and below-market tenant leases on acquired properties and properties that were recorded at fair value. The following is a summary of amortization of straight-line rent, net amortization/accretion related to above and below-market tenant leases and termination income, which is included in minimum rents:

	Year Ended December 31,
	2015	2014	2013
Amortization of straight-line rent	$27,809	$48,254	$47,567
Net amortization/accretion of above and below-market tenant leases	(55,062)	(66,258)	(67,344)
Lease termination income	13,786	10,590	10,633

The following is a summary of straight-line rent receivables, which are included in accounts and notes receivable, net in our Consolidated Balance Sheets and are reduced for allowances and amounts doubtful of collection:

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	December 31, 2015	December 31, 2014
Straight-line rent receivables, net	$234,862	$228,153

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
Real estate sales are recognized whenever (1) a sale is consummated, (2) the buyer has demonstrated an adequate commitment to pay for the property, (3) our receivable is not subject to future subordination, and (4) we have transferred to the buyer the risks and rewards of ownership and do not have continuing involvement. Unless all conditions are met, recognition of all or a portion of the profit shall be postponed.
We provide an allowance for doubtful accounts against the portion of accounts and notes receivable, net including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon our recovery experience. The following table summarizes the changes in allowance for doubtful accounts:

	2015	2014	2013
Balance as of January 1,	$15,621	$17,892	$24,692
Provision for doubtful accounts(1)	11,833	10,934	5,528
Provisions for doubtful accounts in discontinued operations	—	602	1,277
Write-offs	(12,800)	(13,807)	(13,605)
Balance as of December 31,	$14,654	$15,621	$17,892
_______________________________________________________

(1)	Excludes recoveries of $2.1 million, $2.7 million and $1.9 million for the years ended December 31, 2015, 2014 and 2013, respectively.
Management Fees and Other Corporate Revenues
Management fees and other corporate revenues primarily represent management and leasing fees, development fees, financing fees, and fees for other ancillary services performed for the benefit of certain of the Unconsolidated Real Estate Affiliates. Management fees are reported at 100% of the revenue earned from the joint venture in management fees and other corporate revenues on our Consolidated Statements of Operations and Comprehensive Income. Our share of the management fee expense incurred by the Unconsolidated Real Estate Affiliates is reported within equity in income of Unconsolidated Real Estate Affiliates on our Consolidated Statements of Operations and Comprehensive Income and in property management and other costs in the Condensed Combined Statements of Income in Note 6.
The following table summarizes the management fees from affiliates and our share of the management fee expense:

	Year Ended December 31,
	2015	2014	2013
Management fees from affiliates	$86,595	$70,887	$68,681
Management fee expense	(30,723)	(26,972)	(25,551)
Net management fees from affiliates	$55,872	$43,915	$43,130

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

result, the amount available for distribution to holders of equity securities that would otherwise receive dividends would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, unless we were entitled to relief under the relevant statutory provisions, we would be disqualified from treatment as a REIT for four subsequent taxable years.
Deferred income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns and are recorded primarily by certain of our taxable REIT subsidiaries. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income taxes also reflect the impact of operating loss and tax credit carryforwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance that results from a change in circumstances, and which causes a change in our judgment about the realizability of the related deferred tax asset, is included in the current tax provision. In 2010, GGP experienced a change in control, pursuant to Section 382 of the Internal Revenue Code that could limit the benefit of deferred tax assets. In addition, we recognize and report interest and penalties, if necessary, related to uncertain tax positions within our provision for income tax expense.
We earn investment tax credits related to solar projects at certain properties. We use the flow through method of accounting for investment tax credits. Under this method, investment tax credits are recognized as a reduction to income tax expense in the year they are earned.
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
Impairment charges are recorded in the Consolidated Statements of Operations and Comprehensive Income when the carrying value of a property is not recoverable and it exceeds the estimated fair value of the property, which can occur in accounting periods preceding disposition and / or in the period of disposition.
During the year ended December 31, 2015, we recorded an $8.6 million impairment charge in continuing operations of our Consolidated Statements of Operations and Comprehensive Income. This impairment charge related to one operating property and was recorded because the estimated fair value of the property, based on a bona-fide purchase offer, was less than the carrying value of the property.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

During the year ended December 31, 2014, we recorded a $5.3 million impairment charge in continuing operations of our Consolidated Statements of Operations and Comprehensive Income. This impairment charge related to one operating property and was recorded because the estimated fair value of the property, based on a bona-fide purchase offer was less than the carrying value of the property. During the year ended December 31, 2014, we recorded no impairment charges in discontinued operations of our Consolidated Statement of Operations and Comprehensive Income.
During the year ended December 31, 2013, we recorded no impairment charges in continuing operations of our Consolidated Statements of Operations and Comprehensive Income. During the year ended December 31, 2013, we recorded $30.9 million of impairment charges in discontinued operations of our Consolidated Statement of Operations and Comprehensive Income, which related to five operating properties. We recorded a gain on extinguishment of debt in discontinued operations of approximately $66.7 million in the first quarter of 2014 related to one of these impaired properties that is included in discontinued operations of our Consolidated Statement of Operations and Comprehensive Income.
Investment in Unconsolidated Real Estate Affiliates
A series of operating losses of an investee or other factors may indicate that an other-than-temporary decline in value of our investment in an Unconsolidated Real Estate Affiliate has occurred. The investment in each of the Unconsolidated Real Estate Affiliates is evaluated for valuation declines below the carrying amount. Accordingly, in addition to the property-specific impairment analysis that we performed for such joint ventures (as part of our operating property impairment process described above), we also considered whether there were other-than-temporary declines with respect to the carrying values of our Unconsolidated Real Estate Affiliates. An impairment of $3.2 million related to our investments in Unconsolidated Real Estate Affiliates was recognized for the year ended December 31, 2015. This impairment charge related to one operating property and was recorded because the estimated fair value of the property, based on a bona-fide purchase offer, was less than the carrying value of the property.
No impairments related to our investments in Unconsolidated Real Estate Affiliates were recognized for the years ended December 31, 2014 and 2013.
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
Fair Value Measurements (Note 5)
The accounting principles for fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

•	Level 1-defined as observable inputs such as quoted prices for identical assets or liabilities in active markets;

•	Level 2-defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3-defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.
The impairment section above includes a discussion of all impairments recognized during the years ended December 31, 2015, 2014 and 2013, which were based on Level 2 inputs. Note 5 includes a discussion of properties measured at fair value on a non-recurring basis using Level 2 inputs and the fair value of debt, which is estimated on a recurring basis using Level 2 and Level 3 inputs. Note 9 includes a discussion of our outstanding warrants, which were measured at fair value using Level 3 inputs until the warrant agreement was amended on March 28, 2013. Note 11 includes a discussion of certain redeemable noncontrolling interests that are measured at fair value using Level 1 inputs.
Concentrations of Credit Risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We are exposed to credit risk with respect to cash held at various financial institutions and access to our credit facility. Our credit risk exposure with regard to our cash and the $1.5 billion available under our credit facility is spread among a diversified

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

group of investment grade financial institutions. We had $315.0 million and $100.0 million outstanding under our credit facility as of December 31, 2015 and 2014, respectively.
Recently Issued Accounting Pronouncements
Effective January 1, 2015 the definition of discontinued operations has been revised to limit what qualifies for this classification and presentation to disposals of components of a company that represent strategic shifts that have (or will have) a major effect on the company’s operations and financial results. Required expanded disclosures for disposals or disposal groups that qualify for discontinued operations are intended to provide users of financial statements with enhanced information about the assets, liabilities, revenues and expenses of such discontinued operations. In addition, in accordance with this pronouncement, companies are required to disclose the pretax profit or loss of an individually significant component that does not qualify for discontinued operations treatment. Pursuant to its terms, we have adopted this pronouncement effective January 1, 2015. This definition was applied prospectively and is anticipated to substantially reduce the number of transactions, going forward, that qualify for discontinued operations as compared to historical results. (See Note 4).
Effective January 1, 2016, the FASB issued an update that will require us to evaluate whether we should consolidate certain legal entities. Specifically, the amendments: (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, and (iv) provide a scope exception for certain entities. Aside from certain expanded disclosure requirements, we do not expect the adoption of this standard will have a material impact to our consolidated financial statements for the adoption of this standard.
Effective January 1, 2016, companies are required to present debt issuance costs related to a recognized debt liability (excluding revolving credit facility) as a direct deduction from the carrying amount of that debt liability on the balance sheet. The recognition and measurement guidance for debt issuance costs will not be affected. We elected to early adopt this pronouncement as of December 31, 2015 which resulted in the reclassification of unamortized capitalized loan fees from deferred expenses to a direct reduction of the Company’s indebtedness on our Consolidated Balance Sheets for all periods presented.
Effective January 1, 2018, companies will be required to apply a five-step model in accounting for revenue arising from contracts with customers. The core principle of the revenue model is that a company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Lease contracts will be excluded from this revenue recognition criteria; however, the sale of real estate will be required to follow the new model. Expanded quantitative and qualitative disclosures regarding revenue recognition will be required for contracts that are subject to this pronouncement. The new standard can be adopted either retrospectively to each prior reporting period presented or as a cumulative effect adjustment as of the date of adoption. The Company is evaluating the potential impact of this pronouncement on its consolidated financial statements.
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

NOTE 3 ACQUISITIONS AND JOINT VENTURE ACTIVITY

On November 6, 2015, we acquired an additional 2.5% direct interest in Miami Design District Associates, LLC (“MDDA”) located in Miami, Florida for a gross purchase price of $40.0 million. We also own a 2.5% interest in MDDA through a joint venture and a 10% interest in MDDA through a consolidated subsidiary. The total investment of 15% is considered a cost method investment and is included in investment in and loans to/from Unconsolidated Real Estate Affiliates on the Consolidated Balance Sheets.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

On July 7, 2015, we purchased 1,125,760 shares of Seritage Growth Properties common stock at $29.58 per share for a total of $33.3 million as part of the spin-off of Sears Holdings Corporation. This investment is classified as an available-for-sale security with changes in fair value recognized in accumulated other comprehensive loss on the Consolidated Balance Sheets. As of December 31, 2015, Seritage Growth Properties common stock traded at $40.22 per share resulting in unrealized gains of approximately $12.0 million, included in other comprehensive income (loss) in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2015.
On April 27, 2015, we sold the office portion of 200 Lafayette in New York, New York for a gross sales price of approximately $124.5 million. This transaction resulted in a gain on sale of $11.9 million recognized in gain from changes in control of investment properties and other on our Consolidated Statements of Comprehensive Income for the year ended December 31, 2015.
On April 17, 2015, we and our joint venture partners acquired the Crown Building located at 730 Fifth Avenue in New York, New York for a purchase price of $1.78 billion, which was funded with $1.25 billion of secured debt. We have an effective 50% interest in the retail portion of the property. GGP and Jeff Sutton will own, redevelop, lease and manage the retail portion of the property which is $1.30 billion of the purchase price. Vladislav Doronin’s Capital Group and Michael Shvo will own, redevelop, lease and manage the office tower which is $475.0 million of the purchase price. The office tower will be redeveloped into luxury residential condominiums. Our share of the retail property purchase price is $650.0 million, and our share of the equity is $208.5 million. In connection with the acquisition, we provided $204.3 million in loans to our joint venture partners (Note 14).
On April 1, 2015 we acquired a 50% interest in a joint venture to own 85 Fifth Avenue in New York, New York. The total purchase price was $86.0 million which was funded with $60.0 million of secured debt. GGP’s share of the equity is $14.0 million. In connection with the acquisition, we provided a $7.0 million loan to our joint venture partner (Note 14).
On March 31, 2015, we acquired a 50% interest in a joint venture with Sears Holdings Corporation that owns anchor pads and in-place leases at 12 stores located at our properties for approximately $165.0 million. Subsequently, Sears Holdings Corporation sold its investment in the joint venture to Seritage Growth Properties, which was an affiliated company. We recorded the investment in the joint venture for approximately $164.5 million ($165.0 million net of prorations and acquisition costs) to investment in and loans to/from Unconsolidated Real Estate Affiliates on our Consolidated Balance Sheets. On December 14, 2015, GGP entered into agreements with GGP Homart II, LLC and Urban Shopping Centers, L.P. (Oakbrook) to assign interest in 4 of the 12 anchor pads. For the assignment and transfer of the assigned interests, GGP Homart II, LLC and Urban Shopping Centers, L.P. agreed to consideration of $34.1 million and $39.9 million, respectively.
We account for the interests in the Crown, 85 Fifth, and Sears joint ventures under the equity method of accounting (Note 6) because we share control over major decisions with the joint venture partners which resulted in the partners obtaining substantive participating rights.
On February 27, 2015, we sold a 25% interest in Ala Moana Center in Honolulu, Hawaii for net proceeds of $907.0 million. We received $670.0 million at closing and will receive the remaining proceeds of $237.0 million in late 2016 upon completion of the redevelopment and expansion. Subsequently on April 10, 2015, we sold an additional 12.5% interest in Ala Moana Center for net proceeds of $453.5 million to another joint venture partner. We received $335.0 million at closing and will receive the remaining proceeds of $118.5 million in late 2016 upon completion of the redevelopment and expansion. As a result, our joint venture partners own a combined 37.5% economic interest in the joint venture.
Upon sale of the 25% interest in Ala Moana Center and in accordance with applicable accounting standards for real estate sales with future development required, we recognized a $584.4 million gain on change in control of investment properties and other as of the closing date calculated on the percentage of the basis (real estate asset carrying value of Ala Moana Center and development costs incurred to date) as compared to the total estimated costs expected to be incurred through completion of the development. During the twelve months ended December 31, 2015, we recognized an additional $38.0 million gain on change of control of investment properties and other using the percentage of completion method for the construction completed from the closing date on February 27, 2015 through December 31, 2015. We will recognize an additional $26.3 million gain on change of control of investment properties and other through substantial completion of construction. In total, we recorded a gain from change in control of investment properties and other of $622.4 million on our Consolidated Statements of Comprehensive Income for the year ended December 31, 2015 as a result of this transaction.
Upon sale of the 12.5% interest in Ala Moana Center and in accordance with applicable accounting standards for real estate sales with future development required, we recognized a $295.9 million gain in Unconsolidated Real Estate Affiliates - gain on investment as of the closing date calculated on the percentage of the basis (real estate asset carrying value of Ala Moana Center and development costs incurred to date) as compared to the total estimated costs expected to be incurred through completion of the development.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

During the year ended December 31, 2015, we recognized an additional $15.4 million gain in Unconsolidated Real Estate Affiliates - gain on investment using the percentage of completion method for the construction completed from the closing date on April 10, 2015 through December 31, 2015. We will recognize an additional $13.1 million gain in Unconsolidated Real Estate Affiliates - gain on investment through substantial completion of construction. In total, we recorded a gain in Unconsolidated Real Estate Affiliates - gain on investment of $311.3 million on our Consolidated Statements of Comprehensive Income for the year ended December 31, 2015 as a result of this transaction.
We account for the 62.5% interest in the joint venture that owns Ala Moana Center under the equity method of accounting (Note 6) because we share control over major decisions with the joint venture partners which resulted in the partners obtaining substantive participating rights. Ala Moana Center was previously wholly owned by GGP and accounted for on a consolidated basis.
The table below summarizes the gain calculation ($ in millions) for the 25% and 12.5% interests sold:

Gain on Sale of Interests in Ala Moana Center	25.0%	12.5%
Total proceeds (net of transaction costs of $6.8 million and $2.5 million, respectively)	$900.2	$451.0
Joint venture partner share of debt	462.5	$231.3
Total consideration	1,362.7	682.3
Less: JV partner proportionate share of investment in Ala Moana Center and estimated development costs	(714.0)	(357.9)
Total gain from changes in control of investment properties and other	648.7	—
Total Unconsolidated Real Estate Affiliates - gain on investment	—	324.4
Gain attributable to JV partner proportionate share of investment in Ala Moana Center at closing	584.4	295.9
Gain attributable to post-sale development activities through December 31, 2015	38.0	15.4
Estimated future gain from changes in control of investment properties and other	26.3	—
Estimated future Unconsolidated Real Estate Affiliates - gain on investment	$—	$13.1

On December 24, 2014 we formed a joint venture that holds 100% of Bayside Marketplace and sold a portion of our interest to a third party. We received $71.9 million in cash, net of debt assumed of $122.5 million, and the partner received a 49% economic interest in the joint venture. We recorded gain from change in control of investment properties and other of $91.2 million on our Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2014, as a result of this transaction. We are the managing member, however we account for the joint venture under the equity method of accounting because we share control over major decisions with the joint venture partner and the partner has substantive participating rights including establishing operating and capital decisions including budgets, in the ordinary course of business.

The table below summarizes the gain calculation ($ in millions):

Cash received from joint venture partner	$71.9
Less: Proportionate share of previous investment in Bayside Marketplace	19.3
Gain from change in control of investment property	$91.2

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

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

On September 15, 2014, we contributed $244.7 million to a joint venture that acquired a 20% interest in a development located in Miami, Florida and an 85.67% interest in a mall located in Bellevue, Washington. The joint venture’s 20% interest in the Miami Design District Associates, LLC was acquired for a purchase price of $280.0 million. Through the formation of the joint venture, we have a 12.5% share of this investment and account for it as a cost method investment. Subsequently, 10% of this interest was distributed to a consolidated subsidiary through a non-liquidating distribution. The joint venture partner contributed a property, The Shops at the Bravern, LLC (“Bravern”), for a net contribution of $79.0 million. Through the formation of the joint venture, we have a 40% interest in the property and account for the joint venture under the equity method of accounting.

On June 27, 2014, we contributed $106.6 million to a joint venture that acquired 685 Fifth Avenue in New York, New York for a gross purchase price of $521.4 million with $340.0 million in gross property-level financing. We have a 50% interest in the joint venture. In connection with the acquisition we provided an $85.3 million loan to our joint venture partner (Note 14).

NOTE 4 DISCONTINUED OPERATIONS AND HELD FOR DISPOSITION

In the first quarter of 2015, the Company adopted ASU No. 2014-08, “Reporting Discontinued operations and Disclosures of Disposals of Components of an Entity” issued by the Financial Accounting Standards Board. ASU No. 2014-08 changes the definition of a discontinued operation to include only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results (e.g., a disposal of a major geographical area, a major line of business, a major equity method investment or other major parts of an entity). The Company’s adoption of ASU No. 2014-08 resulted in a change in how the Company would record operating results and gains on sales of real estate. Any future sale that does not meet the updated definition of discontinued operations, would not be reflected within discontinued operations in the Company’s Consolidated Statements of Comprehensive Income.
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
The Company did not have any dispositions during the year ended December 31, 2015 that qualified for discontinued operations presentation subsequent to its adoption of ASU No. 2014-08. The following table summarizes the operations of the properties included in discontinued operations for the years ended 2014 and 2013.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Year Ended December 31,
	2014	2013
Retail and other revenue	$27,276	$73,329
Total revenues	27,276	73,329
Retail and other operating expenses	17,515	56,926
Provisions for impairment	—	30,935
Total expenses	17,515	87,861
Operating income (loss)	9,761	(14,532)
Interest expense, net	(2,188)	(22,167)
Provision for income taxes	—	—
Gains (losses) on dispositions	130,416	(817)
Net income (loss) from operations	137,989	(37,516)
Gain on extinguishment of debt	66,679	25,894
Gain on extinguishment of tax indemnification liability	77,215	—
Net income (loss) from discontinued operations	$281,883	$(11,622)
As of December 31, 2015, non-refundable deposits were received from the buyers on two properties. Therefore, the two properties were considered held for disposition as of December 31, 2015. Total assets held for disposition were $216.2 million, which included $204.4 million of net investment in real estate, and total liabilities held for disposition were $58.9 million, which included $42.6 million of mortgages, notes and loans payable (Note 20).

NOTE 5 FAIR VALUE

Fair Value of Certain Operating Properties

The following table summarizes certain of our assets that are measured at fair value on a nonrecurring basis as a result of impairment charges recorded as of December 31, 2015 and 2014.

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Year ended December 31, 2015
Investments in real estate(1)	$61,500	$—	$61,500	$—
Year ended December 31, 2014
Investments in real estate(1)	$26,250	$—	$26,250	$—
________________________________________________________

(1)	Refer to Note 2 for more information regarding impairment. Investments in real estate includes consolidated properties and Unconsolidated Real Estate Affiliates.

We estimated the fair value relating to impairment assessments based upon negotiated sales prices, which is classified within Level 2 of the fair value hierarchy.

Disclosure of Fair Value of Financial Instruments

The fair values of our financial instruments approximate their carrying amount in our consolidated financial statements except for debt. Management’s estimates of fair value are presented below for our debt as of December 31, 2015 and 2014.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	December 31, 2015		December 31, 2014
	Carrying Amount(1)(2)	Estimated Fair Value	Carrying Amount(1)(2)	Estimated Fair Value
Fixed-rate debt	$11,921,302	$12,247,451	$13,573,451	$14,211,247
Variable-rate debt	2,294,858	2,304,551	2,370,736	2,399,547
	$14,216,160	$14,552,002	$15,944,187	$16,610,794
________________________________________________________

(1)	Includes market rate adjustments of $33.0 million and $19.9 million as of December 31, 2015 and 2014, respectively.

(2)	Includes deferred financing costs of $40.2 million and $54.1 million as of December 31, 2015 and 2014, respectively.
The fair value of our Junior Subordinated Notes approximates their carrying amount as of December 31, 2015 and 2014. We estimated the fair value of mortgages, notes and other loans payable using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current London Interbank Offered Rate (“LIBOR”), U.S. treasury obligation interest rates and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any such debt could be realized by immediate settlement of the obligation.
Recurring Fair Value of Marketable Securities
Marketable securities are measured at fair value on our Consolidated Balance Sheets using Level 1 inputs and included in prepaid expenses and other assets. The fair values are shown below.

(Amounts in thousands)	December 31, 2015			December 31, 2014
	Fair Value	Cost Basis	Unrealized Gain	Fair Value	Cost Basis	Unrealized Gain
Marketable securities:
Seritage Growth Properties	$45,278	$33,300	$11,978	$—	$—	$—

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 6 UNCONSOLIDATED REAL ESTATE AFFILIATES
Following is summarized financial information for all of our Unconsolidated Real Estate Affiliates accounted for using the equity method and a reconciliation to our total investment in Unconsolidated Real Estate Affiliates, inclusive of investments accounted for using the cost method (Note 2).

	December 31, 2015	December 31, 2014
Condensed Combined Balance Sheets—Unconsolidated Real Estate Affiliates (1)
Assets:
Land	$1,949,577	$1,152,485
Buildings and equipment	12,344,045	10,009,490
Less accumulated depreciation	(3,131,659)	(2,591,347)
Construction in progress	828,521	125,931
Net property and equipment	11,990,484	8,696,559
Investments in unconsolidated joint ventures	421,778	16,462
Net investment in real estate	12,412,262	8,713,021
Cash and cash equivalents	426,470	308,621
Accounts and notes receivable, net	258,589	203,511
Deferred expenses, net	239,262	234,211
Prepaid expenses and other assets	472,123	594,257
Total assets	$13,808,706	$10,053,621
Liabilities and Owners' Equity:
Mortgages, notes and loans payable	$9,812,378	$7,898,204
Accounts payable, accrued expenses and other liabilities	740,388	418,995
Cumulative effect of foreign currency translation ("CFCT")	(67,224)	(35,238)
Owners' equity, excluding CFCT	3,323,164	1,771,660
Total liabilities and owners' equity	$13,808,706	$10,053,621
Investment In and Loans To/From Unconsolidated Real Estate Affiliates, Net:
Owners' equity	$3,255,940	$1,736,422
Less: joint venture partners’ equity	(1,518,581)	(861,515)
Plus: excess investment/basis differences	1,550,193	1,694,257
Investment in and loans to/from Unconsolidated Real Estate Affiliates, net (equity method)	$3,287,552	$2,569,164
Investment in and loans to/from Unconsolidated Real Estate Affiliates, net (cost method)	180,000	—
Investment in and loans to/from Unconsolidated Real Estate Affiliates, net	3,467,552	2,569,164
Reconciliation—Investment In and Loans To/From Unconsolidated Real Estate Affiliates:
Asset—Investment in and loans to/from Unconsolidated Real Estate Affiliates	$3,506,040	$2,604,762
Liability—Investment in Unconsolidated Real Estate Affiliates	(38,488)	(35,598)
Investment in and loans to/from Unconsolidated Real Estate Affiliates, net	$3,467,552	$2,569,164

(1)
The Condensed Combined Balance Sheets - Unconsolidated Real Estate Affiliates include Ala Moana Center as of December 31, 2015 as the property was contributed into a joint venture during the first quarter of 2015.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Condensed Combined Statements of Income—Unconsolidated Real Estate Affiliates (1)
Revenues:
Minimum rents	$1,011,393	$827,436	$768,353
Tenant recoveries	443,905	355,188	327,033
Overage rents	38,282	30,915	32,500
Other	52,027	39,804	34,007
Total revenues	1,545,607	1,253,343	1,161,893
Expenses:
Real estate taxes	129,593	110,665	104,270
Property maintenance costs	41,619	39,105	34,666
Marketing	19,348	14,626	15,981
Other property operating costs	214,417	172,547	160,286
Provision for doubtful accounts	5,427	3,052	1,283
Property management and other costs (2)	64,084	57,980	52,803
General and administrative	10,245	9,250	2,333
Depreciation and amortization	408,537	325,787	279,522
Total expenses	893,270	733,012	651,144
Operating income	652,337	520,331	510,749
Interest income	7,070	5,909	1,431
Interest expense	(395,114)	(315,339)	(286,917)
Provision for income taxes	(996)	(1,497)	(316)
Equity in loss of unconsolidated joint ventures	(28,513)	(194)	—
Income from continuing operations	234,784	209,210	224,947
Net income from disposed investment	—	1,415	28,166
Allocation to noncontrolling interests	(64)	(58)	1
Net income attributable to the ventures	$234,720	$210,567	$253,114
Equity In Income of Unconsolidated Real Estate Affiliates:
Net income attributable to the ventures	$234,720	$210,567	$253,114
Joint venture partners' share of income	(112,582)	(114,263)	(140,193)
Amortization of capital or basis differences (3)	(48,748)	(44,736)	(54,002)
Equity in income of Unconsolidated Real Estate Affiliates	$73,390	$51,568	$58,919
________________________________________________________

(1) The Condensed Combined Statements of Income - Unconsolidated Real Estate Affiliates include income from Ala Moana Center subsequent to the formation of the joint venture on February 27, 2015.
(2) Includes management fees charged to the unconsolidated joint ventures by GGMI and GGSI.
(3) Includes a $3.2 million impairment charge related to our investment in a single property venture (Note 2).

The Unconsolidated Real Estate Affiliates represent our investments in real estate joint ventures that are not consolidated. We hold interests in 26 domestic joint ventures, comprising 42 U.S. retail properties, one other retail center and one joint venture in Brazil. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. As we have joint control of these ventures with our venture partners, we account for these joint ventures under the equity method.
On March 7, 2014, we formed a joint venture, AMX Partners, LLC (“AMX”), with Kahikolu Partners, LLC (“MKB”) for the purpose of constructing a luxury residential condominium tower on a site located within the Ala Moana Shopping Center. In

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

conjunction with the closing of AMX, GGP agreed to sell the air rights above the parking podium to AMX for $50.0 million. GGP received a $50.0 million payment during the year ended December 31, 2015.
On December 1, 2014, we sold our interest in a joint venture, which resulted in our recognition of a gain of $9.7 million. The $9.7 million gain is recognized within Unconsolidated Real Estate Affiliates - gain on investment on our Consolidated Statements of Operations and Comprehensive Income.
On January 29, 2015, we sold our interest in a joint venture that owns Trails Village, which resulted in our recognition of a gain of $12.0 million. The $12.0 million is recognized within Unconsolidated Real Estate Affiliates - gain on investment on our Consolidated Statements of Comprehensive Income.
On April 10, 2015, we sold a 12.5% interest in Ala Moana Center, which resulted in our recognition of a gain of $311.3 million (Note 3). The $311.3 million is recognized within Unconsolidated Real Estate Affiliates - gain on investment on our Consolidated Statements of Comprehensive Income.
On September 24, 2015, we sold our interest in a joint venture that owns Lake Mead & Buffalo, which resulted in our recognition of a gain of $3.1 million. The $3.1 million is recognized within Unconsolidated Real Estate Affiliates - gain on investment on our Consolidated Statements of Comprehensive Income.

To the extent that the Company contributes assets to a joint venture accounted for using the equity method, the Company’s investment in the joint venture is recorded at the Company’s cost basis in the assets that were contributed to the joint venture. The Company will recognize gains and losses on the contribution of its real estate to joint ventures, relating solely to the outside partner’s interest, to the extent the buyer is independent of the Company, the collection of the sales price is reasonably assured, and the Company will not be required to support the operations of the property or its related obligations to an extent greater than its proportionate interest.
Unconsolidated Mortgages, Notes and Loans Payable and Retained Debt
Our proportionate share of the mortgages, notes and loans payable of the unconsolidated joint ventures was $5.1 billion as of December 31, 2015 and $3.9 billion as of December 31, 2014, including Retained Debt (as defined below). There can be no assurance that the Unconsolidated Properties will be able to refinance or restructure such debt on acceptable terms or otherwise, or that joint venture operations or contributions by us and/or our partners will be sufficient to repay such loans.
We have debt obligations in excess of our pro rata share of the debt for one of our Unconsolidated Real Estate Affiliates (“Retained Debt”). This Retained Debt represents distributed debt proceeds of the Unconsolidated Real Estate Affiliates in excess of our pro rata share of the non-recourse mortgage indebtedness. The proceeds of the Retained Debt which were distributed to us are included as a reduction in our investment in Unconsolidated Real Estate Affiliates. We had retained debt of $87.9 million at one property as of December 31, 2015, and $89.3 million as of December 31, 2014. We are obligated to contribute funds on an ongoing basis, as needed, to our Unconsolidated Real Estate Affiliates in amounts sufficient to pay debt service on such Retained Debt. If we do not contribute such funds, our distributions from such Unconsolidated Real Estate Affiliates, or our interest in, could be reduced to the extent of such deficiencies. As of December 31, 2015, we do not anticipate an inability to perform on our obligations with respect to Retained Debt.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 7 MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable and the weighted-average interest rates are summarized as follows:

	December 31, 2015(1)	Weighted- Average Interest Rate(2)	December 31, 2014(3)	Weighted- Average Interest Rate(2)
Fixed-rate debt:
Collateralized mortgages, notes and loans payable(4)	$11,921,302	4.43%	$13,566,852	4.52%
Corporate and other unsecured loans	—	—%	6,599	4.41%
Total fixed-rate debt	11,921,302	4.43%	13,573,451	4.52%
Variable-rate debt:
Collateralized mortgages, notes and loans payable(4)	1,991,022	2.08%	2,280,292	2.00%
Revolving credit facility	303,836	1.89%	90,444	1.73%
Total variable-rate debt	2,294,858	2.05%	2,370,736	1.99%
Total Mortgages, notes and loans payable	$14,216,160	4.05%	$15,944,187	4.14%
Junior Subordinated Notes	$206,200	1.77%	$206,200	1.68%
________________________________________________________

(1)	Includes net $33.0 million of market rate adjustments and $40.2 million of deferred financing costs.

(2)	Represents the weighted-average interest rates on our principal balances, excluding the effects of deferred finance costs.

(3)	Includes net $19.9 million of debt market rate adjustments and $54.1 million of deferred financing costs.

(4)	$99.1 million of the fixed-rate balance and $1.4 billion of the variable-rate balance is cross-collateralized.

Collateralized Mortgages, Notes and Loans Payable
As of December 31, 2015, $18.0 billion of land, buildings and equipment (before accumulated depreciation) and construction in progress have been pledged as collateral for our mortgages, notes and loans payable. Certain of these consolidated secured loans, representing $1.5 billion of debt, are cross-collateralized with other properties. Although a majority of the $13.9 billion of fixed and variable rate collateralized mortgages, notes and loans payable are non-recourse, $1.5 billion of such mortgages, notes and loans payable are recourse to the Company as guarantees on secured financings. In addition, certain mortgage loans contain other credit enhancement provisions which have been provided by GGP. Certain mortgages, notes and loans payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium, defeasance or a percentage of the loan balance.
During the year ended December 31, 2015, we refinanced consolidated mortgage notes totaling $710.0 million at four properties and generated net proceeds of $240.9 million. The prior loans totaling $469.1 million had a weighted-average term-to-maturity of 1.3 years, and a weighted-average interest rate of 5.6%. The new loans have a weighted-average term-to-maturity of 11.0 years, and a weighted-average interest rate of 3.8%. In addition, we paid down $594.3 million of consolidated mortgage notes at five properties. The prior loans had a weighted-average term-to-maturity of 1.5 years, and a weighted-average interest rate of 5.3%. We also obtained new mortgage notes totaling $250.0 million on two properties with a weighted-average term-to-maturity of 10.0 years and a weighted-average interest rate of 4.3%.
We elected to early-adopt ASU No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs” issued by the FASB. The adoption of this ASU resulted in the reclassification of deferred financing costs in the amount of $40.2 million and $54.1 million as of December 31, 2015 and 2014, respectively.
Corporate and Other Unsecured Loans
We have certain unsecured debt obligations, the terms of which are described below:

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	December 31, 2015(2)	Weighted-Average Interest Rate	December 31, 2014(3)	Weighted-Average Interest Rate
Unsecured debt:
HHC Note(1)	$—	—%	$6,735	4.41%
Revolving credit facility	315,000	1.89%	100,000	1.73%
Total unsecured debt	315,000	1.89%	106,735	1.90%
_________________________________________________________

(1)	Note matured in December 2015 and was repaid.

(2)	Excludes deferred financing costs of 11.2 million in 2015 that decrease the total amount that appears outstanding in our Consolidated Balance Sheets.

(3)
Excludes minimal market rate discounts and deferred financing costs of $9.6 million that decrease the total amount that appears outstanding in our Consolidated Balance Sheets. The market rate discount amortizes as an addition to interest expense over the life of the loan.

Our Facility as amended on October 30, 2015, provides for revolving loans of up to $1.1 billion. The Facility has an uncommitted accordion feature for a total facility of up to $1.5 billion. The Facility is scheduled to mature in October 2020 and is unsecured. Borrowings under the Facility bear interest at a rate equal to LIBOR plus 132.5 to 195 basis points, which is determined by the Company’s leverage level. The Facility contains certain restrictive covenants which limit material changes in the nature of our business conducted, including but not limited to, mergers, dissolutions or liquidations, dispositions of assets, liens, incurrence of additional indebtedness, dividends, transactions with affiliates, prepayment of subordinated debt, negative pledges and changes in fiscal periods. In addition, we are required not to exceed a maximum net debt-to-value ratio, a maximum leverage ratio and a minimum net cash interest coverage ratio; we are not aware of any instances of non-compliance with such covenants as of December 31, 2015. $315.0 million was outstanding on the Facility, as of December 31, 2015.
Junior Subordinated Notes
GGP Capital Trust I, a Delaware statutory trust (the “Trust”) and a wholly-owned subsidiary of GGPN, completed a private placement of $200.0 million of trust preferred securities (“TRUPS”) in 2006. The Trust also issued $6.2 million of Common Securities to GGPN. The Trust used the proceeds from the sale of the TRUPS and Common Securities to purchase $206.2 million of floating rate Junior Subordinated Notes of GGPN due 2036. Distributions on the TRUPS are equal to LIBOR plus 1.45%. Distributions are cumulative and accrue from the date of original issuance. The TRUPS mature on April 30, 2036, but may be redeemed beginning on April 30, 2011 if the Trust exercises its right to redeem a like amount of Junior Subordinated Notes. The Junior Subordinated Notes bear interest at LIBOR plus 1.45% and are fully recourse to the Company. Though the Trust is a wholly-owned subsidiary of GGPN, we are not the primary beneficiary of the Trust and, accordingly, it is not consolidated for accounting purposes. We have recorded the Junior Subordinated Notes as a liability and our common equity interest in the Trust as prepaid expenses and other assets in our Consolidated Balance Sheets as of December 31, 2015 and December 31, 2014.
Letters of Credit and Surety Bonds
We had outstanding letters of credit and surety bonds of $76.1 million as of December 31, 2015 and $49.1 million as of December 31, 2014. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.
We are not aware of any instances of non-compliance with our financial covenants related to our mortgages, notes and loans payable as of December 31, 2015.

NOTE 8 INCOME TAXES
We have elected to be taxed as a REIT under the Internal Revenue Code. We intend to maintain REIT status. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our taxable ordinary income. In addition, the Company is required to meet certain asset and income tests.
As a REIT, we will generally not be subject to corporate level Federal income tax on taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income or property, and

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

to Federal income and excise taxes on our undistributed taxable income and capital gains. We are currently statutorily open to audit by the Internal Revenue Service for the years ended December 31, 2012 through 2015 and are statutorily open to audit by state taxing authorities for the years ended December 31, 2011 through 2015.
The (benefit from) provision for income taxes for the years ended December 31, 2015, 2014, and 2013 are as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Current	$3,134	$13,994	$3,855
Deferred	(41,468)	(6,741)	(3,510)
Total	(38,334)	7,253	345
Realization of a deferred tax benefit is dependent upon generating sufficient taxable income in future periods. Our TRS net operating loss carryforwards of $22.3 million are currently scheduled to expire in subsequent years through 2035. Substantially all of these attributes are limited under Section 382 of the Code and are subject to valuation allowances.
Each TRS and certain REIT entities subject to state income taxes are tax paying components for purposes of classifying deferred tax assets and liabilities. Net deferred tax assets (liabilities) are summarized as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Total deferred tax assets	$34,870	$19,347	$16,077
Valuation allowance	(15,127)	(15,127)	(15,171)
Net deferred tax assets	19,743	4,220	906
Total deferred tax liabilities	(1,289)	(21,240)	(24,667)
Net deferred tax assets (liabilities)	$18,454	$(17,020)	$(23,761)

Due to the uncertainty of the realization of certain tax carryforwards, we have established valuation allowances on those deferred tax assets that we do not reasonably expect to realize. Deferred tax assets that we believe have only a remote possibility of realization have not been recorded.
The tax effects of temporary differences and carryforwards included in the net deferred tax liabilities as of December 31, 2015, December 31, 2014 and December 31, 2013 are summarized as follows:

	December 31, 2015	December 31, 2014	December 31, 2013
Operating loss and tax credit carryforwards	$18,541	$15,699	$15,477
Other TRS property, primarily differences in basis of assets and liabilities	15,040	(17,592)	(24,067)
Valuation allowance	(15,127)	(15,127)	(15,171)
Net deferred tax liabilities	$18,454	$(17,020)	$(23,761)
We have no unrecognized tax benefits recorded pursuant to uncertain tax positions as of December 31, 2015. The $6.1 million as of December 31, 2014, excluding interest, was recognized in 2015 upon the expiration of the statute of limitations.

NOTE 9 WARRANTS
Brookfield owns 73,930,000 warrants (the “Warrants”) to purchase common stock of GGP with an initial weighted average exercise price of $10.70. Each Warrant was fully vested upon issuance, has a term of seven years and expires on November 9, 2017. Below is a summary of Warrants that were originally issued and are still outstanding.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Initial Warrant Holder	Number of Warrants	Initial Exercise Price
Brookfield - A	57,500,000	$10.75
Brookfield - B	16,430,000	10.50
	73,930,000
The exercise prices of the Warrants are subject to adjustment for future dividends, stock dividends, distribution of assets, stock splits or reverse splits of our common stock or certain other events. In accordance with the agreement, these calculations adjust both the exercise price and the number of shares issuable for the 73,930,000 Warrants. During 2014 and 2015, the number of shares issuable upon exercise of the outstanding Warrants changed as follows:

		Exercise Price
Record Date	Issuable Shares	Brookfield - A	Brookfield - B
April 15, 2014	85,668,428	$9.28	$9.06
July 15, 2014	86,215,500	9.22	9.01
October 15, 2014	86,806,928	9.16	8.94
December 15, 2014	87,353,999	9.10	8.89
April 15, 2015	87,856,714	9.05	8.84
July 15, 2015	88,433,357	8.99	8.78
October 15, 2015	89,039,571	8.93	8.72
December 15, 2015	89,697,535	8.86	8.66
_______________________________________________________________________________

Brookfield has the option for 57,500,000 Warrants to either full share settle (i.e. deliver cash for the exercise price of the Warrants in the amount of approximately $618 million in exchange for approximately 70 million shares of common stock) or net share settle. The remaining 16,430,000 Warrants owned or managed by Brookfield must be net share settled. As of December 31, 2015, the Warrants are exercisable into approximately 61 million common shares of the Company, at a weighted-average exercise price of approximately $8.82 per share. Due to their ownership of Warrants, Brookfield’s potential ownership of the Company may change as a result of payments of dividends and changes in our stock price.

NOTE 10 RENTALS UNDER OPERATING LEASES

We receive rental income from the leasing of retail and other space under operating leases. The minimum future rentals based on operating leases of our Consolidated Properties as of December 31, 2015 are as follows:

Year	Amount
2016	$1,434,422
2017	1,277,644
2018	1,117,165
2019	969,107
2020	851,565
Subsequent	2,669,476
$8,319,379

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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

	Year Ended December 31,
	2015	2014	2013
Distributions to preferred Operating Partnership units	$(8,884)	$(8,965)	$(9,287)
Net (income) loss allocation to noncontrolling interests in operating partnership from continuing operations (common units)	(7,466)	(3,228)	(2,281)
Net income allocation to noncontrolling interests in operating partnership from continuing operations (LTIP units)	(2,524)	—	—
Net (income) loss allocated to noncontrolling interest in consolidated real estate affiliates	(161)	(1,851)	(3,103)
Allocation to noncontrolling interests	(19,035)	(14,044)	(14,671)
Other comprehensive loss allocated to noncontrolling interests	233	78	(393)
Comprehensive income allocated to noncontrolling interests	$(18,802)	$(13,966)	$(15,064)

Redeemable Noncontrolling Interests
The minority interest related to the Common and Preferred Units of the Operating Partnership are presented as redeemable noncontrolling interests in our Consolidated Balance Sheets since it is possible we could be required, under certain events outside of our control, to redeem the securities for cash by the holders of the securities.
The Common and Preferred Units of the Operating Partnership are recorded at the greater of the carrying amount adjusted for the noncontrolling interest’s share of the allocation of income or loss (and its share of other comprehensive income or loss) and dividends or their fair value as of each measurement date. The excess of the fair value over the carrying amount from period to period is recorded within additional paid-in capital in our Consolidated Balance Sheets. Allocation to noncontrolling interests is presented as an adjustment to net income to arrive at net income attributable to GGP.
The common redeemable noncontrolling interests have been recorded at fair value for all periods presented. One tranche of preferred redeemable noncontrolling interests has been recorded at fair value, while the other tranches of preferred redeemable noncontrolling interests have been recorded at carrying value.
Generally, the holders of the Common Units share in any distributions by the Operating Partnership with our common stockholders. However, the Operating Partnership agreement permits distributions solely to GGP if such distributions were required to allow GGP to comply with the REIT distribution requirements or to avoid the imposition of excise tax. Under certain circumstances, the conversion rate for each Common Unit is required to be adjusted to give effect to stock distributions. If the holders had requested redemption of the Common Units as of December 31, 2015, the aggregate amount of cash we would have paid would have been $129.7 million.
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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Number of Common Units for each Preferred Unit	Number of Contractual Convertible Preferred Units Outstanding as of	Converted Basis to Common Units Outstanding as of	Conversion Price	Redemption Value
		December 31, 2015	December 31, 2015
Series B(1)	3.00000	1,250,447	3,900,504	$16.66670	106,133
Series D	1.50821	532,750	835,447	33.15188	26,637
Series E	1.29836	502,658	678,583	38.51000	25,133
					$157,903
_____________________________________________________

(1)
The conversion price of Series B preferred units is lower than the GGP December 31, 2015 closing common stock price of $27.21. Therefore, a common stock price of $27.21 is used to calculate the Series B redemption value.

The following table reflects the activity of the redeemable noncontrolling interests for the years ended December 31, 2015, 2014, and 2013.

Balance at January 1, 2013	$268,219
Net income	2,281
Distributions	(3,275)
Redemption of operating partnership units (1)	(41,889)
Other comprehensive loss	393
Fair value adjustment for noncontrolling interests in Operating Partnership	3,173
Balance at December 31, 2013	$228,902
Balance at January 1, 2014	228,902
Net income	3,228
Distributions	(3,059)
Redemption of operating partnership units	(350)
Other comprehensive income	(78)
Fair value adjustment for noncontrolling interests in Operating Partnership	70,653
Balance at December 31, 2014	$299,296
Balance at January 1, 2015	$299,296
Net income	7,466
Distributions	(4,258)
Redemption of operating partnership units	(805)
Other comprehensive income	(233)
Fair value adjustment for noncontrolling interests in Operating Partnership	(13,839)
Balance at December 31, 2015	$287,627
_____________________________________________________

(1)	Operating partnership unit holders redeemed 1,756,521 units in 2013.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Common Stock Dividend and Purchase of Common Stock

Our Board of Directors declared common stock dividends during 2015 and 2014 as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share
2015
November 2	December 15	January 4, 2016	$0.19
September 1	October 15	October 30, 2015	0.18
May 21	July 15	July 31, 2015	0.17
February 19	April 15	April 30, 2015	0.17
2014
November 14	December 15	January 2, 2015	$0.17
August 12	October 15	October 31, 2014	0.16
May 15	July 15	July 31, 2014	0.15
February 26	April 15	April 30, 2014	0.15

Distributions paid on our common stock and their tax status, as sent to our shareholders, is presented in the following table. The tax status of GGP distributions in 2015, 2014, and 2013 may not be indicative of future periods.

	Year Ended December 31,
	2015	2014	2013
Ordinary income	$0.752	$0.499	$0.330
Capital gain distributions	—	0.034	0.290
Distributions per share	$0.752	$0.533	$0.620

Our Dividend Reinvestment Plan (“DRIP”) provides eligible holders of GGP’s common stock with a convenient method of increasing their investment in the Company by reinvesting all or a portion of cash dividends in additional shares of common stock. Eligible stockholders who enroll in the DRIP on or before the fourth business day preceding the record date for a dividend payment will be able to have that dividend reinvested. As a result of the DRIP elections, 23,542 shares were issued during the year ended December 31, 2015 and 22,186 shares were issued during the year ended December 31, 2014.
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

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Our Board of Directors declared preferred stock dividends during 2015 and 2014 as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share
2015
November 2	December 15	January 4, 2016	$0.3984
September 1	September 15	October 1, 2015	0.3984
May 21	June 15	July 1, 2015	0.3984
February 19	March 16	April 1, 2015	0.3984
2014
November 14	December 15	January 2, 2015	$0.3984
August 12	September 15	October 1, 2014	0.3984
May 15	June 16	July 1, 2014	0.3984
February 26	March 17	April 1, 2014	0.3984

NOTE 12 EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all potentially dilutive common shares. The dilutive effect of the Warrants and the dilutive effect of options and their equivalents (including fixed awards and nonvested stock issued under stock-based compensation plans), are computed using the “treasury” method.
Information related to our EPS calculations is summarized as follows:

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Year Ended December 31,
	2015	2014	2013
Numerators—Basic:
Income from continuing operations	$1,393,596	$398,011	$328,821
Preferred Stock dividend	(15,937)	(15,936)	(14,078)
Allocation to noncontrolling interests	(19,035)	(12,935)	(14,602)
Income from continuing operations—net of noncontrolling interests	1,358,624	369,140	300,141
Discontinued operations	—	281,883	(11,622)
Allocation to noncontrolling interests	—	(1,109)	(69)
Discontinued operations—net of noncontrolling interests	—	280,774	(11,691)
Net income	1,393,596	679,894	317,199
Preferred Stock dividend	(15,937)	(15,936)	(14,078)
Allocation to noncontrolling interests	(19,035)	(14,044)	(14,671)
Net income attributable to common stockholders	$1,358,624	$649,914	$288,450
Numerators—Diluted:
Income from continuing operations—net of noncontrolling interests	$1,358,624	$369,140	$300,141
Diluted income from continuing operations	$1,358,624	$369,140	$300,141
Net income attributable to common stockholders	$1,358,624	$649,914	$288,450
Diluted net income attributable to common stockholders	$1,358,624	$649,914	$288,450
Denominators:
Weighted-average number of common shares outstanding—basic	884,676	887,031	930,643
Effect of dilutive securities	66,386	57,690	3,425
Weighted-average number of common shares outstanding—diluted	951,062	944,721	934,068
Anti-dilutive Securities:
Effect of Preferred Units	5,415	5,505	5,506
Effect of Common Units	4,783	4,833	6,434
Effect of Stock Options	1,609	—	—
Effect of Warrants	—	—	46,724
	11,807	10,338	58,664

Options were dilutive for the years ended December 31, 2015, 2014 and 2013 and are included in the denominator of EPS. Warrants were dilutive for the years ended December 31, 2015 and 2014 and are included in the denominator of EPS. Potentially dilutive shares related to the Warrants for the year ended December 31, 2013 are excluded from the denominator in the computation of diluted EPS because they are anti-dilutive.
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
During the year ended December 31, 2013, GGPOP repurchased 28,345,108 shares of GGP’s common stock for $566.9 million. These shares are presented as common stock in treasury, at cost, on our Consolidated Balance Sheets. Accordingly, these shares have been excluded from the calculation of EPS. In addition, GGPOP was issued 27,459,195 shares of GGP common stock on March 26, 2013. These shares are presented as issued, but not outstanding on our Consolidated Balance Sheets. Accordingly, these shares have been excluded from the calculation of EPS.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

During the year ended December 31, 2015 GGP repurchased 4,324,489 shares of its common stock for $109.5 million. Of the shares repurchased, 270,869 have not been canceled as of December 31, 2015. As a result, these shares are presented as common stock in treasury, at cost on our Consolidated Balance Sheets. Accordingly, these shares have been excluded from the calculation of EPS.

NOTE 13 STOCK-BASED COMPENSATION PLANS
Incentive Stock Plans
The General Growth Properties, Inc. 2010 Equity Plan (the “Equity Plan”) reserved for issuance of 4% of outstanding shares on a fully diluted basis. The Equity Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation (collectively, “the Awards”). Directors, officers and other employees of GGP’s and its subsidiaries and affiliates are eligible for Awards. The Equity Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended. No participant may be granted more than 4,000,000 shares, or the equivalent dollar value of such shares, in any year. Options granted under the Equity Plan will be designated as either nonqualified stock options or incentive stock options. An option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. The exercise price of an option may not be less than the fair value of a share of GGP’s common stock on the date of grant. The term of each option will be determined prior to the date of grant, but may not exceed 10 years.
Stock Options
Stock options under the Equity Plan generally vest in 25% increments annually from one year from the grant date (subject to certain exceptions in the case of retirement). Options under certain previous equity plans were replaced under the Equity Plan with options, fully vested, in GGP common stock.
The following tables summarize stock option activity for the Equity Plan for GGP for the years ended December 31, 2015, 2014 and 2013:

	2015		2014		2013
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Stock options Outstanding at January 1,	19,744,224	$17.36	21,565,281	$17.28	9,692,499	$13.59
Granted	267,253	29.15	50,000	22.41	12,740,784	19.97
Exercised	(1,374,512)	16.70	(1,164,945)	15.47	(339,723)	14.33
Forfeited	(460,588)	19.97	(662,820)	18.89	(488,969)	16.27
Expired	(13,677)	17.35	(43,292)	14.58	(39,310)	14.35
Stock options Outstanding at December 31,	18,162,700	$17.51	19,744,224	$17.36	21,565,281	$17.28

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price
$8.00 - $12.00	2,000,000	4.83	$9.69	2,000,000	4.83	$9.69
$13.00 - $17.00	5,013,488	5.42	14.64	4,000,017	5.39	14.62
$18.00 - $23.00	10,906,787	7.46	20.01	4,677,440	7.46	20.11
$24.00 - $30.00	242,425	9.02	$29.15	—	—	$—
Total	18,162,700	6.63	$17.51	10,677,457	6.19	$16.10
Intrinsic value ($27.21 stock price as of December 31, 2015)	$176,178			$118,627

The weighted-average fair value of stock options as of the grant date was $5.84 for stock options granted during the year ended December 31, 2015 and $5.33 for stock options granted during the year ended December 31, 2014. The intrinsic value of stock options exercised during the year was $22.9 million, $18.2 million, and $4.9 million for the year ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively.

LTIP Units
Pursuant to the Equity Plan, GGP made LTIP Unit grants to certain employees and non-employee directors. The vesting terms of these grants are specific to the individual grant. A portion of the shares vest either immediately or on the first anniversary and the remainder vest in equal annual amounts over the next two to four years. Participating employees are required to remain employed for vesting to occur (subject to certain exceptions in the case of retirement).
The following table summarizes LTIP Unit activity for the Equity Plan for GGP for the years ended December 31, 2015, December 31, 2014 and December 31, 2013:

	2015		2014		2013
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
LTIP Units outstanding at January 1,	—	$—	—	$—	—	$—
Granted	1,758,396	29.33	—	—	—	—
Vested	—	—	—	—	—	—
Forfeited	(33,649)	29.15	—	—	—	—
Expired	—	—	—	—	—	—
LTIP Units outstanding at December 31,	1,724,747	$29.33	—	$—	—	$—
Restricted Stock
Pursuant to the Equity Plan, GGP made restricted stock grants to certain employees and non-employee directors. The vesting terms of these grants are specific to the individual grant. The vesting terms varied in that a portion of the shares vested either immediately or on the first anniversary and the remainder vested in the equal annual amounts over the next two to five years. Participating employees were required to remain employed for vesting to occur (subject to certain exceptions in the case of retirement). Shares that did not vest were forfeited. Dividends are paid on restricted stock and are not returnable, even if the underlying stock does not ultimately vest.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

The following table summarizes restricted stock activity for the respective grant year ended December 31, 2015, December 31, 2014 and December 31, 2013:

	2015		2014		2013
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock grants outstanding as of beginning of period	104,142	$14.79	1,242,924	$13.99	1,426,338	$14.07
Granted	253,886	29.12	34,100	20.04	37,352	19.97
Vested	(114,563)	16.75	(1,154,894)	14.08	(164,970)	15.69
Canceled	(37,246)	26.86	(17,988)	14.73	(55,796)	15.15
Nonvested restricted stock grants outstanding as of end of period	206,219	$29.16	104,142	$14.79	1,242,924	$13.99
The weighted average remaining contractual term of nonvested awards as of December 31, 2015 was three years. The fair value of shares vested during the year was $3.0 million, $29.5 million, and $3.4 million for the year ended December 31, 2015, December 31, 2014, and December 31, 2013, respectively.
Other Required Disclosures
Historical data, such as the past performance of our common stock and the length of service by employees, is used to estimate expected life of the stock options, restricted stock, and LTIP Units and represents the period of time the options or grants are expected to be outstanding. The weighted average estimated values of options granted were based on the following assumptions:

	Year Ended December 31,
	2015	2014	2013
Risk-free interest rate(*)	1.75%	2.20%	1.71%
Dividend yield(*)	2.33%	2.70%	2.52%
Expected volatility	25.00%	30.00%	32.32%
Expected life (in years)	6.25	6.25	6.50
_________________________________________________________

(*) Weighted average

Compensation expense related to stock-based compensation plans is summarized in the following table:

	Year Ended December 31,
	2015	2014	2013
Stock options—Property management and other costs	$7,103	$7,468	$5,104
Stock options—General and administrative	11,006	15,074	9,553
Restricted stock—Property management and other costs	2,853	1,683	1,504
Restricted stock—General and administrative	603	1,013	6,855
LTIP Units—Property management and other costs	1,046	—	—
LTIP Units—General and administrative	10,002	—	—
Total	$32,613	$25,238	$23,016

Unrecognized compensation expense as of December 31, 2015 is as follows:

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Year	Amount
2016	$28,514
2017	25,295
2018	13,121
2019	6,492
73,422

These amounts may be impacted by future grants, changes in forfeiture estimates or vesting terms, and actual forfeiture rates which differ from estimated forfeitures.

NOTE 14  ACCOUNTS AND NOTES RECEIVABLE

The following table summarizes the significant components of Accounts and notes receivable, net.

	December 31, 2015	December 31, 2014
Trade receivables	$109,399	$124,698
Notes receivable	614,305	320,881
Straight-line rent receivable	236,589	230,172
Other accounts receivable	3,918	3,638
Total Accounts and notes receivable	964,211	679,389
Provision for doubtful accounts	(14,655)	(15,621)
Total Accounts and notes receivable, net	$949,556	$663,768
On November 11, 2015, we entered into a promissory note with our joint venture partner, Ashkenazy Holding Co., LLC (“AHC”), in which we lent $57.6 million that bears interest at 8% per annum. The note is collateralized by AHC’s equity in Miami Design District Associates, which is part of the AACMDD Group, LLC joint venture (“AACMDD”). We have an option through November 15, 2016 to purchase the collateral in exchange for cancellation of the note. If the option is exercised, the closing date will be on January 16, 2017 and all amounts previously paid by AHC must be repaid to AHC.
On September 17, 2015, we entered into a promissory note with our joint venture partner, AHC, in which we lent $40.4 million that bears interest at 6% per annum. The note is collateralized by AHC’s equity in Miami Design District Associates, which is part of AACMDD. We have an option through August 15, 2016 to purchase the collateral in exchange for cancellation of the note. If the option is exercised, all amounts previously paid by AHC must be repaid to AHC.
On June 30, 2015, we entered into a promissory note with our joint venture partner MKB, in which we would lend MKB up to $80 million for capital calls after an initial contribution of $80 million by MKB and until the joint venture secured construction financing. This loan bears interest at LIBOR plus 6% and is secured by MKB’s partnership interest in AMX, which is constructing a luxury residential condominium tower on a site located within the Ala Moana Shopping Center. As of December 31, 2015, there was $15.4 million outstanding on this loan. Construction financing closed during the third quarter of 2015.
Notes receivable includes $204.3 million of notes receivables from our joint venture partners related to the acquisition of 730 Fifth Avenue in New York, New York (Note 3). The first note was issued for $104.3 million, bears interest at 8.0% compounded annually and matures on February 12, 2025. The second note was issued for $100.0 million to the joint venture partner acquiring the office portion of the property and bears interest at LIBOR plus 13.2% subject to terms and conditions in the loan agreement and matures on April 17, 2025. As of December 31, 2015, there was $208.3 million outstanding on these loans.
Also included in notes receivable is $103.8 million and $47.0 million due from our joint venture partner related to the acquisition of the properties at 685 Fifth Avenue and 530 Fifth Avenue in New York, New York. The notes receivable bear interest at 7.5% and 9%, respectively. Interest is compounded quarterly with accrued but unpaid interest increasing the loan balance. The notes are collateralized by our partner’s ownership interest in the joint ventures. The loans mature on June 27, 2024 and June 18, 2024, respectively.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Included in notes receivable is a $91.6 million note receivable issued to Rique Empreendimentos e Participacoes Ltda. (“Rique”) in conjunction with our sale of Aliansce Shopping Centers, S.A. (“Aliansce”) to Rique and Canada Pension Plan Investment Board on September 30, 2013. The note receivable is denominated in Brazilian Reais, bears interest at an effective interest rate of approximately 14%, is collateralized by shares of common stock in Aliansce, and requires annual principal and interest payments over the term. On May 28, 2015, we agreed to extend the term of the note receivable issued to Rique by five years through September 30, 2023. This extension did not change the effective interest rate. We recognize the impact of changes in the exchange rate on the note receivable as gain or loss on foreign currency in our Consolidated Statements of Comprehensive Income.

NOTE 15 PREPAID EXPENSES AND OTHER ASSETS

The following table summarizes the significant components of prepaid expenses and other assets.

	December 31, 2015			December 31, 2014
	Gross Asset	Accumulated Amortization	Balance	Gross Asset	Accumulated Amortization	Balance
Intangible assets:
Above-market tenant leases, net	$644,728	$(416,181)	$228,547	$870,103	$(498,016)	$372,087
Below-market ground leases, net	119,545	(10,761)	$108,784	119,866	(8,906)	$110,960
Real estate tax stabilization agreement, net	111,506	(32,458)	$79,048	111,506	(26,146)	$85,360
Total intangible assets	$875,779	$(459,400)	$416,379	$1,101,475	$(533,068)	$568,407
Remaining Prepaid expenses and other assets:
Security and escrow deposits			87,818			93,676
Prepaid expenses			43,809			76,306
Other non-tenant receivables (1)			342,438			28,712
Deferred tax, net of valuation allowances			19,743			4,220
Marketable securities			45,278			—
Other			41,869			42,456
Total remaining Prepaid expenses and other assets			580,955			245,370
Total Prepaid expenses and other assets			$997,334			$813,777
(1) Includes receivable due from our joint venture partners due upon completion of the redevelopment at Ala Moana.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 16 ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table summarizes the significant components of accounts payable and accrued expenses.

	December 31, 2015			December 31, 2014
	Gross Liability	Accumulated Accretion	Balance	Gross Liability	Accumulated Accretion	Balance
Intangible liabilities:
Below-market tenant leases, net	$356,115	$(203,474)	$152,641	$502,919	$(259,390)	$243,529
Above-market headquarters office leases, net	15,268	(8,604)	6,664	15,268	(6,867)	$8,401
Above-market ground leases, net	9,127	(1,890)	7,237	9,127	(1,522)	$7,605
Total intangible liabilities	$380,510	$(213,968)	$166,542	$527,314	$(267,779)	$259,535
Remaining Accounts payable and accrued expenses:
Accrued interest			46,129			54,332
Accounts payable and accrued expenses			64,954			82,292
Accrued real estate taxes			80,599			85,910
Deferred gains/income			125,701			114,968
Accrued payroll and other employee liabilities			66,970			55,059
Construction payable			158,027			198,471
Tenant and other deposits			25,296			21,423
Insurance reserve liability			15,780			16,509
Capital lease obligations			11,385			12,066
Conditional asset retirement obligation liability			5,927			10,135
Uncertain tax position liability			—			6,663
Other			17,183			17,534
Total remaining Accounts payable and accrued expenses			617,951			675,362
Total Accounts payable and accrued expenses			$784,493			$934,897

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 17 ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss as of December 31, 2015 and 2014 are as follows:

	December 31, 2015	December 31, 2014
Net unrealized gains on financial instruments	$100	$70
Foreign currency translation	(84,798)	(51,823)
Unrealized gains on available-for-sale securities	11,894	—
	$(72,804)	$(51,753)

NOTE 18 LITIGATION

In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties. In management’s opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material effect on our consolidated financial position, results of operations or liquidity. Neither the Company nor any of the Unconsolidated Real Estate Affiliates is currently involved in any material pending legal proceedings nor, to our knowledge, is any material legal proceeding currently threatened against the Company or any of the Unconsolidated Real Estate Affiliates.
Urban Litigation
In October 2004, certain limited partners (the “Urban Plaintiffs”) of Urban Shopping Centers, L.P. (“Urban”) filed a lawsuit against Urban’s general partner, Head Acquisition, L.P. (“Head”), as well as The Rouse Company, LP, Simon Property Group, Inc., Westfield America, Inc., and various of their affiliates, including Head’s general partners (collectively, the “Urban Defendants”), in Circuit Court in Cook County, Illinois. GGP, GGP Operating Partnership, LP (“GGPOP”) and other affiliates were later included as Urban Defendants. The lawsuit alleged, among other things, that the Urban Defendants breached the Urban partnership agreement, unjustly enriched themselves through misappropriation of partnership opportunities, failed to grow the partnership, breached their fiduciary duties, and tortiously interfered with several contractual relationships. The Urban Plaintiffs sought relief in the form of unspecified monetary damages and equitable relief requiring, among other things, the Urban Defendants, including the predecessor entity to GGP (“GGP, Inc.”) and its affiliates, to engage in certain future transactions through Urban. On May 19, 2014 the Company settled the litigation and recorded a loss of $17.9 million, which is included in General and administrative expense in our Consolidated Statements of Operations and Comprehensive Income. The Company invested $60.0 million in Urban and contributed, at fair value, a 5.6% interest in three assets in exchange for preferred equity interests. The Company has no obligation to engage in future activity through Urban other than transactions associated with currently existing partnership assets.
Tax Indemnification Liability
Pursuant to various agreements made during GGP’s emergence from bankruptcy in 2010, GGP previously indemnified Howard Hughes Corporation (“HHC”) from and against 93.75% of any and all losses, claims, damages, liabilities and reasonable expenses to which HHC and its subsidiaries become subject, in each case solely to the extent directly attributable to Master Planned Communities (“MPC”) taxes in an amount up to $303.8 million. Under certain circumstances, we agreed to be responsible for interest or penalties attributable to such MPC taxes in excess of the $303.8 million. The IRS disagreed with the method used to report gains for income tax purposes that are the subject of the MPC taxes. As a result of this disagreement, The Howard Hughes Company, LLC and Howard Hughes Properties, Inc. filed petitions in the United States Tax Court on May 6, 2011, contesting this liability for the 2007 and 2008 years and a trial was held in early November 2012. The United States Tax Court rendered its opinion on June 2, 2014, in favor of the IRS. On September 15, 2014, the United States Tax Court formally entered its decision awarding the IRS $144.1 million in taxes for 2007 and 2008. On December 12, 2014, we reached an agreement with HHC for settlement, which included the transfer of six office properties with a historical cost of $106.8 million and an agreed-upon value of $130.0 million and cash of $138.0 million in full settlement of the $322.0 million tax indemnification liability ($303.8 million plus applicable interest). As a result of the settlement, GGP recognized a gain on extinguishment of tax indemnification liability of approximately $77.2 million included in discontinued operations on the Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2014.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 19 COMMITMENTS AND CONTINGENCIES

We lease land or buildings at certain properties from third parties. The leases generally provide us with a right of first refusal in the event of a proposed sale of the property by the landlord. Rental payments are expensed as incurred and have, to the extent applicable, been straight-lined over the term of the lease. The following is a summary of our contractual rental expense as presented in our Consolidated Statements of Operations and Comprehensive Income:

	Year Ended December 31,
	2015	2014	2013
Contractual rent expense, including participation rent	$8,546	$13,605	$13,475
Contractual rent expense, including participation rent and excluding amortization of above and below-market ground leases and straight-line rent	6,183	9,036	8,670

See Note 8 and Note 18 for our obligations related to uncertain tax positions and for disclosure of additional contingencies.

The following table summarizes the contractual maturities of our long-term commitments. Long-term debt and ground leases include the related acquisition accounting fair value adjustments:

	2016	2017	2018	2019	2020	Subsequent/ Other	Total
Mortgages, notes and loans payable(1)	$701,177	$516,321	$1,846,027	$1,040,042	$1,684,772	$8,427,821	$14,216,160
Retained debt-principal	1,605	1,708	1,804	1,905	80,885	—	87,907
Purchase obligations	164,383	—	—	—	—	—	164,383
Ground lease payments	4,449	4,479	4,397	4,471	4,504	148,680	170,980
Junior Subordinated Notes(2)	—	—	—	—	—	206,200	206,200
Total	$871,614	$522,508	$1,852,228	$1,046,418	$1,770,161	$8,782,701	$14,845,630
_________________________________________________________

(1)	The $303.8 million outstanding (net of financing costs) on the revolving credit facility as of December 31, 2015 is included in 2016.

(2)
The $206.2 million of Junior Subordinated Notes are due in 2036, but may be redeemed any time after April 30, 2011. As we do not expect to redeem the notes prior to maturity, they are included in the consolidated debt maturing subsequent to 2020.

NOTE 20 SUBSEQUENT EVENTS
On January 8, 2016, we closed on the sale of our 50% interest in Owings Mills to our joint venture partner for a gross sales price of $11.6 million.
On January 15, 2016, we closed on the sale of Eastridge Mall for a gross sales price of $225.0 million.
On January 29, 2016, we closed on the sale of our interest in 522 Fifth Avenue to Ashkenazy Acquisition Corporation, our joint venture partner, for $25.0 million. We received proceeds of $10.0 million upon closing and will receive the remaining $15.0 million in proceeds on March 31, 2016.
On January 29, 2016 we closed on the sale of our interest in Provo Towne Center to our joint venture partner for a gross sales price of $37.5 million.
On February 2, 2016, we closed on the acquisition of our joint venture partner’s 25% interest in Spokane Valley Mall.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 21 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Quarterly data for the year ended December 31, 2015 and 2014 is summarized in the table below. In Q4 2015, they include the impact of provisions for impairment (Note 2). In each quarter of 2015 the adjustments include gains from changes in control of investment properties (Note 3) in continuing operations and gains on investment in Unconsolidated Real Estate Affiliates (Note 6).

	2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$594,143	$579,805	$585,324	$644,634
Operating income	202,813	227,378	224,975	268,727
Income from continuing operations	641,750	427,853	127,366	196,627
Income from discontinued operations	—	—	—	—

Net income attributable to common shareholders	630,747	417,956	119,868	190,053
Basic Earnings Per Share:
Continuing operations	0.71	0.47	0.14	0.22
Discontinued operations	—	—	—	—
Diluted Earnings Per Share:
Continuing operations	0.66	0.44	0.13	0.20
Discontinued operations	—	—	—	—
Dividends declared per share	$0.17	$0.17	$0.18	$0.19
Weighted-average shares outstanding:
Basic	885,462	886,218	884,640	882,419
Diluted	954,432	952,597	949,061	948,418

	2014
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$622,884	$611,894	$627,759	$673,022
Operating income	222,905	206,350	237,931	274,327
Income from continuing operations	58,915	55,237	68,577	215,282
Income from discontinued operations	72,972	121,853	8,822	78,236

Net income attributable to common shareholders	124,052	169,740	70,624	285,498
Basic Earnings Per Share:
Continuing operations	0.06	0.06	0.07	0.23
Discontinued operations	0.08	0.14	0.01	0.09
Diluted Earnings Per Share:
Continuing operations	0.05	0.05	0.06	0.22
Discontinued operations	0.08	0.13	0.01	0.08
Dividends declared per share	$0.15	$0.15	$0.16	$0.17
Weighted-average shares outstanding:
Basic	896,257	883,763	883,898	884,370
Diluted	947,971	940,725	942,923	947,090

GENERAL GROWTH PROPERTIES, INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2015
(Dollars in thousands)

			Acquisition Cost(b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period(c)					Life Upon Which Latest Statement of Operation is Computed
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired
Apache Mall	Rochester, MN	94,375	17,738	116,663	8,043	11,687	25,781	128,350	154,131	20,421	November, 2010	(d)
Augusta Mall	Augusta, GA	170,000	25,450	137,376	—	7,947	25,450	145,323	170,773	27,471	November, 2010	(d)
Baybrook Mall	Friendswood, TX	259,173	76,527	288,241	(1,091)	5,642	75,436	293,883	369,319	42,849	November, 2010	(d)
Beachwood Place	Beachwood, OH	220,000	59,156	196,205	—	2,576	59,156	198,781	257,937	28,365	November, 2010	(d)
Bellis Fair	Bellingham, WA	88,253	14,122	102,033	—	26,787	14,122	128,820	142,942	19,030	November, 2010	(d)
Boise Towne Square	Boise, ID	150,237	44,182	163,118	—	7,501	44,182	170,619	214,801	26,171	November, 2010	(d)
Brass Mill Center	Waterbury, CT	94,492	31,496	99,107	—	4,424	31,496	103,531	135,027	19,877	November, 2010	(d)
Coastland Center	Naples, FL	122,554	24,470	166,038	—	1,997	24,470	168,035	192,505	25,687	November, 2010	(d)
Columbia Mall	Columbia, MO	—	7,943	107,969	(154)	(98)	7,789	107,871	115,660	15,143	November, 2010	(d)
Columbiana Centre	Columbia, SC	—	22,178	125,061	—	180	22,178	125,241	147,419	20,504	November, 2010	(d)
Coral Ridge Mall	Coralville, IA	112,686	20,178	134,515	2,219	13,366	22,397	147,881	170,278	23,026	November, 2010	(d)
Coronado Center	Albuquerque, NM	193,705	28,312	153,526	4,545	44,736	32,857	198,262	231,119	30,026	November, 2010	(d)
Crossroads Center	St. Cloud, MN	101,558	15,499	103,077	—	5,594	15,499	108,671	124,170	16,016	November, 2010	(d)
Cumberland Mall	Atlanta, GA	160,000	36,913	138,795	—	9,577	36,913	148,372	185,285	25,374	November, 2010	(d)
Deerbrook Mall	Humble, TX	143,437	36,761	133,448	—	1,100	36,761	134,548	171,309	21,222	November, 2010	(d)
Eastridge Mall	Casper, WY	—	5,484	36,756	—	7,448	5,484	44,204	49,688	10,254	November, 2010	(d)
Fashion Place	Murray, UT	226,730	24,068	232,456	2,079	55,446	26,147	287,902	314,049	40,017	November, 2010	(d)
Fashion Show	Las Vegas, NV	839,206	564,310	627,327	10,013	121,050	574,323	748,377	1,322,700	98,061	November, 2010	(d)
Four Seasons Town Centre	Greensboro, NC	79,402	17,259	126,570	—	4,205	17,259	130,775	148,034	27,175	November, 2010	(d)
Fox River Mall	Appleton, WI	175,162	42,259	217,932	—	3,186	42,259	221,118	263,377	31,987	November, 2010	(d)
Glenbrook Square	Fort Wayne, IN	162,000	30,965	147,002	2,444	15,619	33,409	162,621	196,030	24,386	November, 2010	(d)
Governor's Square	Tallahassee, FL	70,587	18,289	123,088	—	10,365	18,289	133,453	151,742	30,776	November, 2010	(d)
Grand Teton Mall	Idaho Falls, ID	—	13,066	59,658	(1,026)	(4,746)	12,040	54,912	66,952	9,282	November, 2010	(d)
Greenwood Mall	Bowling Green, KY	63,000	12,459	85,370	(330)	718	12,129	86,088	98,217	16,982	November, 2010	(d)
Hulen Mall	Fort Worth, TX	125,308	8,665	112,252	—	16,380	8,665	128,632	137,297	18,899	November, 2010	(d)
Jordan Creek Town Center	West Des Moines, IA	213,137	54,663	262,608	(226)	(533)	54,437	262,075	316,512	38,078	November, 2010	(d)
Lakeside Mall	Sterling Heights, MI	145,989	36,993	130,460	—	4,107	36,993	134,567	171,560	22,592	November, 2010	(d)
Lynnhaven Mall	Virginia Beach, VA	235,000	54,628	219,013	(90)	32,829	54,538	251,842	306,380	36,444	November, 2010	(d)
Mall of Louisiana	Baton Rouge, LA	209,186	88,742	319,097	—	4,885	88,742	323,982	412,724	44,681	November, 2010	(d)
Mall St. Matthews	Louisville, KY	186,662	42,014	155,809	(5,981)	12,104	36,033	167,913	203,946	25,348	November, 2010	(d)
Market Place Shopping Center	Champaign, IL	113,425	21,611	111,515	—	25,772	21,611	137,287	158,898	19,417	November, 2010	(d)
Mayfair Mall	Wauwatosa, WI	—	84,473	352,140	(1,950)	38,268	82,523	390,408	472,931	50,830	November, 2010	(d)
Meadows Mall	Las Vegas, NV	154,969	30,275	136,846	—	1,084	30,275	137,930	168,205	19,685	November, 2010	(d)
Mondawmin Mall	Baltimore, MD	8,459	19,707	63,348	—	21,792	19,707	85,140	104,847	14,703	November, 2010	(d)
Newgate Mall	Ogden, UT	58,000	17,856	70,318	—	7,727	17,856	78,045	95,901	21,741	November, 2010	(d)
North Point Mall	Alpharetta, GA	250,000	57,900	228,517	—	10,597	57,900	239,114	297,014	39,171	November, 2010	(d)
North Star Mall	San Antonio, TX	319,506	91,135	392,422	—	9,624	91,135	402,046	493,181	54,824	November, 2010	(d)

GENERAL GROWTH PROPERTIES, INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2015
(Dollars in thousands)

			Acquisition Cost(b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period(c)					Life Upon Which Latest Statement of Operation is Computed
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired
Northridge Fashion Center	Northridge, CA	233,291	66,774	238,023	—	33,744	66,774	271,767	338,541	39,135	November, 2010	(d)
NorthTown Mall	Spokane, WA	—	12,310	108,857	—	24,921	12,310	133,778	146,088	16,738	November, 2010	(d)
Oak View Mall	Omaha, NE	79,087	20,390	107,216	—	(1,012)	20,390	106,204	126,594	14,439	November, 2010	(d)
Oakwood Center	Gretna, LA	—	21,105	74,228	—	24,926	21,105	99,154	120,259	15,860	November, 2010	(d)
Oakwood Mall	Eau Claire, WI	—	13,786	92,114	—	4,651	13,786	96,765	110,551	15,155	November, 2010	(d)
Oglethorpe Mall	Savannah, GA	150,000	27,075	157,100	—	13	27,075	157,113	184,188	22,212	November, 2010	(d)
Oxmoor Center	Louisville, KY	88,882	—	117,814	—	11,298	—	129,112	129,112	19,034	November, 2010	(d)
Paramus Park	Paramus, NJ	120,000	31,320	102,054	—	5,870	31,320	107,924	139,244	18,043	November, 2010	(d)
Park City Center	Lancaster, PA	184,242	42,451	195,409	—	2,878	42,451	198,287	240,738	26,758	November, 2010	(d)
Park Place	Tucson, AZ	186,399	61,907	236,019	—	5,633	61,907	241,652	303,559	31,982	November, 2010	(d)
Peachtree Mall	Columbus, GA	88,000	13,855	92,143	—	2,770	13,855	94,913	108,768	14,028	November, 2010	(d)
Pecanland Mall	Monroe, LA	88,840	12,943	73,231	—	7,746	12,943	80,977	93,920	14,348	November, 2010	(d)
Pembroke Lakes Mall	Pembroke Pines, FL	260,000	64,883	254,910	—	(11,467)	64,883	243,443	308,326	34,498	November, 2010	(d)
Pioneer Place	Portland, OR	—	—	97,096	—	15,204	—	112,300	112,300	13,748	November, 2010	(d)
Prince Kuhio Plaza	Hilo, HI	43,132	—	52,373	—	13,035	—	65,408	65,408	13,893	November, 2010	(d)
Providence Place	Providence, RI	394,121	—	400,893	—	11,876	—	412,769	412,769	56,845	November, 2010	(d)
Quail Springs Mall	Oklahoma City, OK	67,120	40,523	149,571	—	7,815	40,523	157,386	197,909	15,920	June, 2013	(d)
Red Cliffs Mall	St. George, UT	—	6,811	33,930	—	1,718	6,811	35,648	42,459	9,103	November, 2010	(d)
Ridgedale Center	Minnetonka, MN	—	39,495	151,090	(4,089)	23,954	35,406	175,044	210,450	21,561	November, 2010	(d)
River Hills Mall	Mankato, MN	—	16,207	85,608	—	4,582	16,207	90,190	106,397	13,653	November, 2010	(d)
Rivertown Crossings	Grandville, MI	158,257	47,790	181,770	—	2,561	47,790	184,331	232,121	26,726	November, 2010	(d)
Rogue Valley Mall	Medford, OR	54,862	9,042	61,558	—	2,804	9,042	64,362	73,404	8,539	November, 2010	(d)
Sooner Mall	Norman, OK	—	9,902	69,570	—	2,168	9,902	71,738	81,640	11,035	November, 2010	(d)
Spokane Valley Mall	Spokane, WA	59,326	16,817	100,209	—	(9,727)	16,817	90,482	107,299	15,733	November, 2010	(d)
Staten Island Mall	Staten Island, NY	260,964	102,227	375,612	—	(4,511)	102,227	371,101	473,328	53,294	November, 2010	(d)
Stonestown Galleria	San Francisco, CA	180,000	65,962	203,043	(13,161)	(818)	52,801	202,225	255,026	27,628	November, 2010	(d)
The Crossroads	Portage, MI	96,782	20,261	95,463	1,110	1,713	21,371	97,176	118,547	13,835	November, 2010	(d)
The Gallery At Harborplace	Baltimore, MD	83,076	15,930	112,117	—	6,831	15,930	118,948	134,878	21,049	November, 2010	(d)
The Maine Mall	South Portland, ME	235,000	36,205	238,067	—	9,067	36,205	247,134	283,339	34,760	November, 2010	(d)
The Mall In Columbia	Columbia, MD	348,469	124,540	479,171	—	24,582	124,540	503,753	628,293	67,070	November, 2010	(d)
The Oaks Mall	Gainesville, FL	131,895	21,954	173,353	—	(1,302)	21,954	172,051	194,005	21,440	April, 2012	(d)
The Parks at Arlington	Arlington, TX	256,711	19,807	299,708	49	19,816	19,856	319,524	339,380	47,221	November, 2010	(d)
The Shoppes at Buckland Hills	Manchester, CT	122,931	35,180	146,474	—	6,832	35,180	153,306	188,486	20,983	November, 2010	(d)
The Shops At Fallen Timbers	Maumee, OH	—	3,785	31,771	(535)	(2,029)	3,250	29,742	32,992	9,271	November, 2010	(d)
The Shops At La Cantera	San Antonio, TX	350,000	80,016	350,737	—	24,868	80,016	375,605	455,621	61,864	November, 2010	(d)
The Streets At SouthPoint	Durham, NC	253,105	66,045	242,189	—	(143)	66,045	242,046	308,091	36,072	November, 2010	(d)
The Woodlands Mall	The Woodlands, TX	250,526	84,889	349,315	2,315	18,940	87,204	368,255	455,459	51,766	November, 2010	(d)

GENERAL GROWTH PROPERTIES, INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2015
(Dollars in thousands)

			Acquisition Cost(b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period(c)					Life Upon Which Latest Statement of Operation is Computed
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired
Town East Mall	Mesquite, TX	160,270	9,928	168,555	—	5,271	9,928	173,826	183,754	25,185	November, 2010	(d)
Tucson Mall	Tucson, AZ	246,000	2,071	193,815	—	77,096	2,071	270,911	272,982	37,862	November, 2010	(d)
Tysons Galleria	McLean, VA	312,326	90,317	351,005	(105)	9,396	90,212	360,401	450,613	45,862	November, 2010	(d)
Valley Plaza Mall	Bakersfield, CA	240,000	38,964	211,930	—	621	38,964	212,551	251,515	31,018	November, 2010	(d)
Visalia Mall	Visalia, CA	74,000	11,912	80,185	—	1,616	11,912	81,801	93,713	11,537	November, 2010	(d)
Westlake Center	Seattle, WA	46,445	19,055	129,295	(14,819)	(79,212)	4,236	50,083	54,319	8,327	November, 2010	(d)
Westroads Mall	Omaha, NE	148,975	32,776	184,253	—	27,782	32,776	212,035	244,811	26,425	April, 2012	(d)
White Marsh Mall	Baltimore, MD	190,000	43,880	177,194	4,125	5,839	48,005	183,033	231,038	26,402	November, 2010	(d)
Willowbrook	Wayne, NJ	360,000	110,660	419,822	—	9,880	110,660	429,702	540,362	61,320	November, 2010	(d)
Woodbridge Center	Woodbridge, NJ	250,000	67,825	242,744	—	25,688	67,825	268,432	336,257	59,888	November, 2010	(d)
Office, other and construction in progress (e)(f)		2,023,128	112,034	472,689	13,614	434,996	125,648	907,685	1,033,333	106,547
	Total	$14,422,360	$3,589,355	$15,336,969	$6,999	$1,351,723	$3,596,354	$16,688,692	$20,285,046	$2,452,127
_________________________________________________________

(a)See description of mortgages, notes and other loans payable in Note 7 of Notes to Consolidated Financial Statements.

(b)Acquisition for individual properties represents historical cost at the end of the month acquired.

(c)The aggregate cost of land, buildings and improvements for federal income tax purposes is approximately $17 billion.

(d)Depreciation is computed based upon the following estimated useful lives:

Years
Buildings and improvements	10 - 45
Equipment and fixtures	3 - 20
Tenant improvements	Shorter of useful life or applicable lease term

(e)Office and other retail properties.

(f)Includes $1.4 billion cross-collateralized corporate loan.

GENERAL GROWTH PROPERTIES, INC.

NOTES TO SCHEDULE III

(Dollars in thousands)

Reconciliation of Real Estate

	2015	2014	2013
(In thousands)
Balance at beginning of period	$22,977,310	$22,998,275	$23,461,858
Additions	765,960	703,227	1,049,417
Impairments	—	(5,278)	(18,361)
Dispositions and write-offs	(3,458,224)	(718,914)	(1,494,639)
Balance at end of period	$20,285,046	$22,977,310	$22,998,275

Reconciliation of Accumulated Depreciation

	2015	2014	2013
(In thousands)
Balance at beginning of period	$2,280,845	$1,884,861	$1,440,301
Depreciation expense	607,192	685,006	737,565
Dispositions and write-offs	(435,910)	(289,022)	(293,005)
Balance at end of period	$2,452,127	$2,280,845	$1,884,861