Form 20-F
period 2016-12-31
Brookfield Property Partners L.P.
filed 2017-03-10
CIK 1545772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 260,222,314 Limited Partnership Units as of December 31, 2016.

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

•
all information on financial results is presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, other than certain non-IFRS financial measures which are defined under “Use of Non-IFRS Measures”.

In this Form 20-F, unless the context suggests otherwise, references to “we”, “us” and “our” are to Brookfield Property Partners L.P., the Property Partnership, the Holding Entities and the operating entities, each as defined below, taken together on a consolidated basis. Unless the context suggests otherwise, in this Form 20-F references to:

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

•
“commercial property” or “commercial properties” are to commercial and other real property that generates or has the potential to generate income, including office, retail, multifamily, industrial, hospitality, triple net lease, self-storage and student housing assets, but does not include, among other things, residential land development, home building, construction, real estate advisory and other similar operations or services;

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

•	“Holding Entities” are to the primary holding subsidiaries of the Property Partnership, from time to time, through which it indirectly holds all of our interests in our operating entities;

•	“our limited partnership agreement” are to the second amended and restated limited partnership agreement of our company;

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

•	“our portfolio” are to the commercial property assets in our Core Office, Core Retail and Opportunistic sectors, as applicable;

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

•
“Spin-off” are to the special dividend of our units by Brookfield Asset Management on April 15, 2013 as described under Item 4.A. “Information on the Company - History and Development of the Company”; and

•
“our units”, “LP Units” and “units of our company” are to the non-voting limited partnership units in our company and references to “our unitholders” and “our limited partners” are to the holders of our units. References to “Unitholders” are to holders of general partnership units of our partnership, or GP Units, LP Units, Redemption-Exchange Units, special limited partnership units of the Property Partnership, or Special LP Units, and exchangeable limited partnership units of Brookfield Office Properties Exchange L.P., or Exchange LP Units.

Historical Performance and Market Data

This Form 20-F contains information relating to our business as well as historical performance and market data for Brookfield Asset Management and certain of its business groups. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.

Financial Information

The financial information contained in this Form 20-F is presented in U.S. Dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. Amounts in “$” are to U.S. Dollars and amounts in Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), and South Korean Won (“₩”) are identified where applicable.

Use of Non-IFRS Measures

To measure our performance against targets, we focus on net operating income, or NOI, same-property NOI, funds from operations, or FFO, Company FFO, fair value changes, net income attributable to Unitholders and equity attributable to Unitholders. These performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from our commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses.

•
Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed or developed during the periods presented, or not of a recurring nature, and from opportunistic assets.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to the partnership’s shares of GGP Inc., or GGP, if all outstanding warrants of GGP, which are all currently exercisable, were exercised on a cashless basis. It also includes dilution adjustments to FFO as a result of the net settled warrants.

•	Fair value changes: includes the increase or decrease in the value of investment properties that is reflected in the consolidated statements of income.

•	Net Income Attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

•	Equity Attributable to Unitholders: equity attributable to holders of our GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

NOI is a key indicator of our ability to impact operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts, or NAREIT, definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. We also add back the gains (or losses) related to properties developed for sale. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts, or REITs. These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income rather than cash flow from operating activities as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to unitholders is used by the partnership to evaluate the performance of the partnership as a whole as each of the unitholders participates in the economics of the partnership equally. In calculating net income attributable to unitholders per unit, the partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings.

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

On page 65 of this Form 20-F, we provide a reconciliation to net income (loss) for the periods presented. We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

The following tables present selected financial data for our company as of and for the periods indicated:

	Years ended Dec. 31,
(US$ Millions, except per unit information)	2016	2015	2014	2013(3)	2012(3)
Total revenue	$5,352	$4,853	$4,473	$4,287	$3,768
Net income	2,717	3,766	4,420	1,763	2,640
Net income attributable to LP units	660	1,064	1,154	118	—
Net income attributable to GP Units	—	1	1	—	—
Net income attributable to Brookfield Asset Management	—	—	—	232	1,476
Net income per LP Unit(1)	2.30	3.72	5.59	1.41	—
Distributions per LP Unit	1.12	1.06	1.00	0.63	—
FFO(2)	895	710	714	582	631

(1)	Net income per LP Unit has been presented effective for the period from the date of the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the LP Units.

(2)	FFO is a non-IFRS measure. See “Use of Non-IFRS Measures” and “Financial Statements Analysis Review of Consolidated Results”.

(3)	For periods prior to April 15, 2013, the date of the Spin-off, the financial information reflected is that of Brookfield Asset Management’s commercial property operations.

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013(2)	Dec. 31, 2012(2)
Investment properties	$48,784	$41,599	$41,141	$34,153	$31,696
Equity accounted investments	16,844	17,638	10,356	9,281	8,038
Total assets	78,127	71,866	65,575	52,446	47,681
Debt obligations	33,519	30,526	27,006	21,640	19,808
Capital securities	4,171	4,031	4,011	2,369	866
Total equity	34,161	30,933	28,299	24,990	24,003
Equity attributable to Unitholders(1)	22,358	21,958	20,208	13,624	13,163

(1)
As at December 31, 2016, 2015 and 2014, refers to holders of our units, GP Units, Redemption-Exchange Units, Special LP Units and Exchange LP Units. As of December 31, 2013, refers to holders of our units, GP units, Redemption-Exchange Units and Special LP Units. As of December 31, 2012, reflects equity attributable to Brookfield Asset Management.

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

Our properties are largely located in North America, Europe and Australia but also include a growing presence in Brazil and Asia. A prolonged downturn in one or more of these economies or the economy of any other country where we own property would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

Additionally, as part of our strategy for our Core Office business is to focus on markets underpinned by major financial, energy, technology, and professional services businesses, a significant downturn in one or more of the industries in which these businesses operate would also adversely affect our results of operations.

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

We have substantial indebtedness, and we may incur substantially more indebtedness in the future, and are subject to certain refinancing risks.

In addition to our $2.5 billion of corporate credit facilities, we may also incur indebtedness under future credit facilities or other debt-like instruments, in addition to any asset-level indebtedness. We may also issue debt or debt-like instruments in the market in the future, which may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade will have an adverse impact on the cost of such debt.

In addition, Brookfield holds $1.25 billion of redeemable preferred shares of Brookfield BPY Holdings Inc., one of our Holding Entities. We have agreed to use our commercially reasonable efforts to, as soon as reasonably practical, subject to any restrictions in our credit facilities, issue debt or equity securities or borrow money from one or more financial institutions or other lenders, on terms reasonably acceptable to us, in an aggregate amount sufficient to fund the redemption of $500 million of the preferred shares. The terms of any such financing may be less favorable to us than the terms of the preferred shares.

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

Many of our properties are occupied by one or more significant tenants and, therefore, our revenues from those properties are materially dependent on our relationships with and the creditworthiness and financial stability of those tenants. Our business would be adversely affected if any of those tenants failed to perform or renew certain of their significant leases for any reason, or otherwise became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all. In the event of a default by one or more significant tenants, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing the property. If a lease of a significant tenant is terminated, it may be difficult, costly and time consuming to attract new tenants and lease the property for the rent previously received. In addition, the loss of a significant tenant (particularly if related to one of our signature projects, or if otherwise widely publicized) could cause harm to our reputation.

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

Additionally, terrorist activities could directly affect the value of our properties through damage, destruction or loss. Our Core Office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Many of our office properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. Our insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates.

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

We are subject to risks associated with the hospitality industry.

We are subject to risks associated with the hospitality industry, including: the relative attractiveness of our hotel properties and the level of services provided to guests; dependence on business and leisure travel and tourism; the seasonality of the hotel industry, which may cause our results of operations to vary on a quarterly basis; perceptions regarding the safety and conditions at our hospitality properties; and the appeal to travelers of the local markets in which our hotels are located which could have an adverse effect on our financial condition and results of operations.

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

Our failure to maintain effective internal controls could have a material adverse effect on our business.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management has delivered a report that assesses the effectiveness of our internal controls over financial reporting (in which they concluded that these internal controls are effective) and our independent registered public accounting firm has delivered an attestation report on our management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited consolidated financial statements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

The failure of our information technology systems, or an act of deliberate cyber terrorism, could adversely impact our reputation and financial performance.

We operate in businesses that are dependent on information systems and technology. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level, either of which could have a material adverse effect on us.

We rely on third-party service providers to manage certain aspects of our business, including for certain information systems and technology, data processing systems, and the secure processing, storage and transmission of information. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of our operations and could adversely affect our business and reputation.

We rely on certain information technology systems which may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, through the introduction of computer viruses, cyber-attacks and other means, and could originate from a variety of sources including our own employees or unknown third parties. Any such breach or compromise could also go undetected for an extended period. There can be no assurance that measures implemented to protect the integrity of our systems will provide adequate protection or enable us to detect and remedy any such breaches or compromises in a timely manner or at all. If our information systems are compromised, we could suffer a disruption in one or more of our businesses. This could have a negative impact on our financial condition and results of operations or, or result in reputational damage.

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

We do not control certain of our operating entities, including GGP and certain businesses in the opportunistic funds that we are invested in, and therefore we may not be able to realize some or all of the benefits that we expect to realize from those entities.

We do not have control of certain of our operating entities, including GGP and certain businesses in the opportunistic funds that we are invested in. Our interests in those entities subject us to the operating and financial risks of their businesses, the risk that the relevant company may make business, financial or management decisions that we do not agree with, and the risk that we may have differing objectives than the entities in which we have interests. Because we do not have the ability to exercise control over those entities, we may not be able to realize some or all of the benefits that we expect to realize from those entities. For example, we may not be able to cause such operating entities to make distributions to us in the amount or at the time that we need or want such distributions. In addition, we rely on the internal controls and financial reporting controls of the companies in which we invest and the failure of such companies to maintain effective controls or comply with applicable standards may adversely affect us.

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

In some instances, where we are the property manager for a joint venture, the joint venture retains joint approval rights over various material matters such as the budget for the property, specific leases and our leasing plan. Moreover, in certain property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property managers’ obligations. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but we may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell an interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

We have interests in public companies, and changes in the market prices of the stock of such public companies, particularly during times of increased market volatility, could have a negative impact on our financial condition and results of operations.

We hold interests in public companies, such as GGP, and changes in the market prices of the stock of such public companies could have a material impact on our financial condition and results of operations. Global securities markets have been highly volatile, and continued volatility may have a material negative impact on our consolidated financial position and results of operations.

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

We are subject to risks associated with commercial property loans.

We have, and expect to continue to have in the future, significant interests in Brookfield-sponsored real estate finance funds which have interests in loans or participations in loans, or securities whose underlying performance depends on loans made with respect to a variety of commercial real estate. Such interests are subject to normal credit risks as well as those generally not associated with traditional debt securities. The ability of the borrowers to repay the loans will typically depend upon the successful operation of the related real estate project and the availability of financing. Any factors that affect the ability of the project to generate sufficient cash flow could have a material effect on the value of these interests. Security underlying such interests will generally be in a junior or subordinate position to senior financing. These investments will not always benefit from the same or similar financial and other covenants as those enjoyed by the debt ranking ahead of these investments or benefit from cross-default provisions. Moreover, it is likely that these funds will be restricted in the exercise of their rights in respect of their investments by the terms of subordination agreements with the debt ranking ahead of the mezzanine capital. Accordingly, we may not be able to take the steps necessary to protect our investments in a timely manner or at all and there can be no assurance that the rate of return objectives of any particular investment will be achieved. To protect our original investment and to gain greater control over the underlying assets, these funds may elect to purchase the interest of a senior creditor or take an equity interest in the underlying assets, which may require additional investment requiring us to expend additional capital.

Our ownership of underperforming real estate properties involves significant risks and potential additional liabilities.

Our Opportunistic segment holds interests in certain real estate properties with weak financial conditions, poor operating results, substantial financial needs, negative net worth or special competitive problems, or that are over-leveraged. Our ownership of underperforming real estate properties involves significant risks and potential additional liabilities. Our exposure to such underperforming properties may be substantial in relation to the market for those interests and distressed assets may be illiquid and difficult to sell or transfer. As a result, it may take a number of years for the fair value of such interests to ultimately reflect their intrinsic value as perceived by us.

We face risks relating to the jurisdictions of our operations.

Our operations are subject to significant political, economic and financial risks, which vary by jurisdiction, and may include:

•	changes in government policies or personnel;

•	restrictions on currency transfer or convertibility;

•	changes in labor relations;

•	political instability and civil unrest;

•	less developed or efficient financial markets than in North America;

•	fluctuations in foreign exchange rates;

•	the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements;

•	less government supervision and regulation;

•	a less developed legal or regulatory environment;

•	heightened exposure to corruption risk;

•	political hostility to investments by foreign investors; and

•	difficulty in enforcing contractual obligations and expropriation or confiscation of assets.

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

The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker and tenant health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in our licenses, permits and other approvals are important to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. Nevertheless, we may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on our operations and/or result in material expenditures. As a consequence, no assurance can be given that additional environmental and health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to our business and operations.

Negative publicity could damage our reputation and business.

Our ability to attract and retain tenants, investors and employees is impacted by our reputation and negative publicity can expose us to litigation and regulatory action could damage our reputation, adversely affect our ability to attract and retain tenants and employees, and divert management’s attention from day-to-day operations. The loss of significant tenants could also negatively impact our reputation. Significant harm to our reputation can also arise from employee misconduct, unethical behavior, environmental matters, litigation or regulatory outcomes, failing to deliver minimum or required standards of safety, service and quality, compliance failures, unintended disclosure of confidential information and the activities of our tenants and counterparties, including vendors.

We may be exposed to actual or alleged fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems or from external events which could lead to significant losses and harm to our reputation.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. We operate in different markets and rely on our employees and certain third-parties to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems, policies and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. Failure to adequately manage these risks could result in direct or indirect financial loss, reputational impact, regulatory censure or failure in the management of other risks such as credit or market risk.

There is an increasing global focus on the implementation and enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act and the Canadian Corruption of Foreign Public Officials Act. This increased global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.

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

Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, or where existing laws and regulations may not be consistently enforced or that are perceived to have materially higher levels of corruptions according to international rating standards. For example, we invest in jurisdictions that are perceived to have materially higher levels of corruption according to international rating standards, such as China, India and Brazil. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations.

We face risks associated with our tenants and contractual counterparties being designated “Prohibited Persons” by the Office of Foreign Assets Control.

Pursuant to Executive Order 13224 and other laws, the Office of Foreign Assets Control of the United States Department of the Treasury, or OFAC, maintains a list of persons designated as terrorists or who are otherwise blocked or banned. OFAC regulations and other laws prohibit conducting business or engaging in transactions with prohibited persons. Certain of our loan and other agreements require us to comply with OFAC requirements. Our leases and other agreements, in general, require the other party to comply with OFAC requirements. If a tenant or other party with whom we contract is placed on the OFAC list, we may be required to terminate the lease or other agreement. Any such termination could result in a loss of revenue or a damage claim by the other party that the termination was wrongful.

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

Risks Relating to Us and Our Structure

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

We may not be able to continue paying comparable or growing cash distributions to our unitholders in the future.

Our company intends to make quarterly cash distributions of approximately $1.18 per unit on an annualized basis. However, despite our projections, there can be no assurance that we will be able to make such distributions or meet our target growth rate range of 5% to 8% annually. Based on amounts received in distributions from our operating entities and our projected operating cash flow from our direct investments, our proposed distributions would be significantly greater than such amounts.

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

Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BPY General Partner and, as a result of such ownership of the BPY General Partner, Brookfield controls the appointment and removal of the BPY General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield has an effective economic interest in our business of approximately 69% as of the date of this Form 20-F as a result of its ownership of our units and the Redemption-Exchange Units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and therefore Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders. For example, despite the fact that our company has a conflicts policy in place which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield exerts substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage our company and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to our company and ultimately to our unitholders.

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

The BPY General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions that would have the effect of increasing distributions and fees payable to it, which may be to the detriment of our company and our unitholders. For example, because the equity enhancement distribution is calculated based on our company’s total capitalization, it may create an incentive for Brookfield to increase or maintain our company’s total capitalization over the near-term when other actions may be more favorable to our company or our unitholders. Similarly, Brookfield may take actions to increase our distributions in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to our company or our unitholders. Also, through Brookfield’s ownership of our units and the Redemption-Exchange Units of the Property Partnership, it has an effective economic interest in our business of approximately 69% as of the date of this Form 20-F and therefore may be incented to increase distributions payable to unitholders and thereby to Brookfield. Finally, the management fee is payable to the Service Providers, which are controlled by Brookfield, irrespective of our actual performance.

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

The market price of our units may fluctuate significantly and you could lose all or part of the value of your units. Factors that may cause the price of our units to vary include:

•	changes in our financial performance and prospects, or in the financial performance and prospects of companies engaged in businesses that are similar to us;

•	public announcements about our business, including our development projects, pending investments and significant transactions, our significant tenants and properties or any negative publicity;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to us;

•	sales of our units by our unitholders, including by Brookfield and/or other significant holders of our units;

•	general economic trends and other external factors, including those resulting from war, incidents of terrorism or responses to such events;

•	speculation in the press or investment community regarding us or factors or events that may directly or indirectly affect us;

•	our access to capital or other funding sources and our ability to raise capital on favorable terms; and

•	a loss of any major funding source.

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

We may become subject to U.S. backup withholding tax or other U.S. withholding taxes with respect to any unitholder who fails to timely provide our company (or the applicable clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E. “Taxation - U.S. Tax Considerations - Administrative Matters - Withholding and Backup Withholding”. To the extent that any unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, our company might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne indirectly by all of our unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

Tax-exempt organizations may face certain adverse U.S. tax consequences from owning our units.

The BPY General Partner intends to use commercially reasonable efforts to structure our activities to avoid generating income connected with the conduct of a trade or business (which income generally would constitute “unrelated business taxable income”, or UBTI, to the extent allocated to a tax-exempt organization). However, no assurance can be provided that we will not generate UBTI in the future. In particular, UBTI includes income attributable to debt-financed property, and we are not prohibited from financing the acquisition of property with debt. In addition, a tax-exempt organization might be allocated UBTI if our company’s indirect investment in a REIT were to give rise to “excess inclusion income”. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization, as addressed in greater detail in Item 10.E. “Taxation - U.S. Tax Considerations - Consequences to U.S. Holders - U.S. Taxation of Tax-Exempt U.S. Holders of Our Units”.

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

Our unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a “passive foreign investment company” or “controlled foreign corporation” for U.S. federal income tax purposes.

U.S. holders may face adverse U.S. tax consequences arising from the ownership of an indirect interest in a “passive foreign investment company”, or PFIC, or in a “controlled foreign corporation”, or CFC. These investments may produce taxable income prior to the receipt of cash relating to such income, and U.S. holders will be required to take such income into account in determining their gross income subject to tax. In addition, all or a portion of any gain realized upon the sale of a CFC may be taxable at ordinary income rates. Further, with respect to gain realized upon the sale of and excess distributions from a PFIC for which an election for current inclusions is not made, such income would be taxable at ordinary income rates and subject to an additional tax equivalent to an interest charge on the deferral of income inclusions from the PFIC. See Item 10.E. “Taxation - U.S. Tax Considerations - Consequences to U.S. Holders - Passive Foreign Investment Companies” and “Taxation - U.S. Tax Considerations - Consequences to U.S. Holders - Controlled Foreign Corporations”. Each U.S. holder should consult its own tax adviser regarding the implications of the PFIC and CFC rules for an investment in our units.

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

Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our company instead of unitholders (as under prior law). We may be permitted to elect to have the BPY General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances. If we do not make the election, and we pay taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to our unitholders might be substantially reduced. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. The foregoing considerations also apply with respect to our company’s interest in the Property Partnership. These rules do not apply to our company or the Property Partnership for taxable years beginning on or before December 31, 2017.

Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010, or FATCA, certain payments made or received by our company may be subject to a 30% federal withholding tax, unless certain requirements are met.

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

Canada

If the subsidiaries that are corporations, or non-resident subsidiaries, and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada), or, together with the regulations thereunder, the Tax Act, and that are “controlled foreign affiliates”, or CFAs, as defined in the Tax Act, in which the Property Partnership directly holds an equity interest earn income that is “foreign accrual property income”, or FAPI, as defined in the Tax Act, our unitholders may be required to include amounts allocated from our company in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Certain of the non-resident subsidiaries in which the Property Partnership directly holds an equity interest are expected to be CFAs of the Property Partnership. If any CFA of the Property Partnership or any direct or indirect subsidiary thereof that is itself a CFA of the Property Partnership, or an Indirect CFA, earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends, whether or not the Property Partnership actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions, or the Foreign Tax Credit Generator Rules. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax”, as defined in the Tax Act, applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate”, as defined in the Tax Act, of the Property Partnership may be limited in certain specified circumstances. See Item 10.E. “Taxation - Certain Material Canadian Federal Income Tax Considerations”.

Our unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer, or Non-Resident Entities, that could in certain circumstances cause income to be imputed to unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Property Partnership. See Item 10.E. “Taxation - Certain Material Canadian Federal Income Tax Considerations”.

Our unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business income tax” or “non-business income tax”, each as defined in the Tax Act, paid by our company or the Property Partnership to a foreign country.

Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a unitholder of foreign “business income tax” or “non-business income tax” paid by our company or the Property Partnership, and therefore, such unitholder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E. “Taxation - Certain Material Canadian Federal Income Tax Considerations”.

Unitholders who are not and are not deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold, and are not deemed to use or hold, their units of our company in connection with a business carried on in Canada, or non-resident limited partners, may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our company or the Property Partnership if our company or the Property Partnership were considered to carry on business in Canada.

If our company or the Property Partnership were considered to carry on business in Canada for purposes of the Tax Act, non-resident limited partners would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by our company, subject to the potential application of the safe harbour rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.

The BPY General Partner intends to manage the affairs of our company and the Property Partnership, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether our company or the Property Partnership is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the CRA, might contend successfully that either or both of our company and the Property Partnership carries on business in Canada for purposes of the Tax Act.

If our company or the Property Partnership is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, non-resident limited partners that are corporations would be required to file a Canadian federal income tax return for each taxation year in which they are a non-resident limited partner regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-resident limited partners who are individuals would only be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from our company from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Non-resident limited partners may be subject to Canadian federal income tax on capital gains realized by our company or the Property Partnership on dispositions of “taxable Canadian property” as defined in the Tax Act.

A non-resident limited partner will be subject to Canadian federal income tax on its proportionate share of capital gains realized by our company or the Property Partnership on the disposition of “taxable Canadian property” other than “treaty protected property”, as defined in the Tax Act. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange”, as defined in the Tax Act, if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of our company and the Property Partnership generally will be “treaty-protected property” to a non-resident limited partner if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. Our company and the Property Partnership are not expected to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-resident limited partners will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Property Partnership unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, non-resident limited partners that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such non-resident limited partners in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where: (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either: (i) “excluded property” (as defined in subsection 116(6) of the Tax Act); or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-resident limited partners should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by our company or the Property Partnership.

Non-resident limited partners may be subject to Canadian federal income tax on capital gains realized on the disposition of our units if our units are “taxable Canadian property”.

Any capital gain arising from the disposition or deemed disposition of our units by a non-resident limited partner will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our units are “taxable Canadian property” of the non-resident limited partner, unless our units are “treaty-protected property” to such non-resident limited partner. In general, our units will not constitute “taxable Canadian property” of any non-resident limited partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”, as defined in the Tax Act; (iii) “timber resource properties”, as defined in the Tax Act; and (iv) options in respect, of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Property Partnership, our units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by our company derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”) more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BPY General Partner does not expect our units to be “taxable Canadian property” of any non-resident limited partner at any time but no assurance can be given in this regard. See Item 10.E. “Taxation - Certain Material Canadian Federal Income Tax Considerations”. Even if our units constitute “taxable Canadian property”, units of our company will be “treaty protected property”

if the gain on the disposition of our units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our units constitute “taxable Canadian property”, non-resident limited partners will be required to file a Canadian federal income tax return in respect of a disposition of our units unless the disposition is an “excluded disposition” (as discussed above). If our units constitute “taxable Canadian property”, non-resident limited partners should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our units.

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

While the BPY General Partner expects the Holding Entities to look-through our company and the Property Partnership in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Property Partnership, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Property Partnership that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability, but non-resident limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E. “Taxation - Certain Material Canadian Federal Income Tax Considerations” for further detail. Unitholders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

Our units may or may not continue to be “qualified investments” under the Tax Act for registered plans.

Provided that our units are listed on a “designated stock exchange” (which includes the NYSE and the Toronto Stock Exchange, or the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan, or RRSP, deferred profit sharing plan, registered retirement income fund, or RRIF, registered education savings plan, registered disability savings plan and a tax-free savings account, or TFSA. However, there can be no assurance that our units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments”, as defined in the Tax Act, by a RRSP, RRIF or TFSA.

Generally, our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF or TFSA, provided that the annuitant under the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest” as defined in the Tax Act for purposes of the prohibited investment rules, in our company. Unitholders who will hold our units in an RRSP, RRIF or TFSA should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

The Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in this Form 20-F if our company or the Property Partnership is a “SIFT partnership”, as defined in the Tax Act.

Under the rules in the Tax Act applicable to a “SIFT partnership”, or the SIFT Rules, certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a “taxable Canadian corporation”, as defined in the Tax Act. In particular, a “SIFT partnership” will be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties”, as defined in the Tax Act, other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a “portfolio investment entity” as defined in the Tax Act), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate”, each as defined in the Tax Act.

A partnership will be a “SIFT partnership” throughout a taxation year if at any time in the taxation year (i) it is a “Canadian resident partnership” as defined in the Tax Act, (ii) “investments”, as defined in the Tax Act, in the partnership are listed or traded on a stock exchange or other public market and (iii) it holds one or more “non-portfolio properties”. For these purposes, a partnership will be a “Canadian resident partnership” at a particular time if (a) it is a “Canadian partnership” as defined in the Tax Act at that time, (b) it would, if it were a corporation, be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada) or (c) it was formed under the laws of a province. A “Canadian partnership” for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are “Canadian partnerships”.

Under the SIFT Rules, our company and the Property Partnership could each be a “SIFT partnership” if it is a “Canadian resident partnership”. However, the Property Partnership would not be a “SIFT partnership” if our company is a “SIFT partnership” regardless of whether the Property Partnership is a “Canadian resident partnership” on the basis that the Property Partnership would be an “excluded subsidiary entity” as defined in the Tax Act. Our company and the Property Partnership will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the BPY General Partner is located and exercises central management and control of the partnerships. The BPY General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our company or to the Property Partnership at any relevant time. However, no assurance can be given in this regard. If our company or the Property Partnership is a “SIFT partnership”, the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E. “Taxation - Certain Material Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

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

Our company was established by Brookfield Asset Management as its flagship public commercial property entity and the primary vehicle through which it invests in real estate on a global basis. Our company is a diversified global real estate company that owns, operates and develops a portfolio of office, retail, multifamily, industrial, hospitality, triple net lease, self-storage and student housing assets. Our partnership’s limited partnership units are listed on the NYSE and the TSX under the symbols “BPY” and “BPY.UN”, respectively.

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

Although Brookfield has maintained a significant interest in our company since the Spin-off, Brookfield expects its interest to be reduced over time through mergers, treasury issuances or secondary sales.

Recent Developments

In the first quarter of 2016, our partnership, through a Brookfield real estate opportunity fund, acquired a self-storage operating business in the United States for consideration of approximately $320 million. Following closing of this acquisition, this business has acquired 85 additional assets and development properties.

In the first quarter of 2016, we sold World Square Retail in Sydney for A$285 million and Royal Centre in Vancouver for C$428 million.

In the second quarter of 2016, our partnership, through a Brookfield real estate opportunity fund, acquired a portfolio of 13 student housing properties and the associated management team in the United Kingdom for consideration of $397 million. Following closing of this acquisition, the business has acquired three additional assets for a total of $137 million.

In the second quarter of 2016, our partnership, through a Brookfield real estate opportunity fund, acquired the Vintage Estate hotel and specialty retail center in Napa Valley, CA for $197 million.

In the third quarter of 2016, our partnership, through a Brookfield real estate opportunity fund, acquired the 66% of common shares of Rouse Properties, Inc., or Rouse, that we did not already own for $18.25 in cash per share, or approximately $1,063 million. This acquisition brought our net interest in Rouse to 50%.

In the third quarter of 2016, we sold One Shelley Street in Sydney for A$525 million.

In the third quarter of 2016, our partnership, through a Brookfield real estate opportunity fund, sold a portfolio of hotel assets in Germany for net proceeds of approximately €240 million.

In the fourth quarter of 2016, we, along with institutional partners, acquired the Seoul International Finance Center, or the Seoul IFC, in Seoul, South Korea for $2,114 million. The Seoul IFC is a premier, mixed-use 5.4-million-square-foot complex consisting of three office towers, a 400,000-square-foot mall and a Conrad hotel.

In the fourth quarter of 2016, we also closed on our first open-ended fund. We contributed eight high-quality office and multifamily properties across the United States for net proceeds of $337 million and an 18.7% interest in the fund.

In the first quarter of 2017, our partnership announced that it has made a proposal to Brookfield Canada Office Properties to acquire the approximate 17% equity interest in Brookfield Canada Office Properties that it or its affiliates do not own for C$30.10 cash per unit. Brookfield Canada Office Properties has appointed a special committee of independent trustees to review the proposal and has commissioned an independent valuation of Brookfield Canada Office Properties’ units.

In the first quarter of 2017, Brookfield Properties issued 11 million cumulative minimum rate reset Class AAA Preference Shares, Series EE, or Series EE Shares. The Series EE Shares were issued at a price of C$25.00 per share for aggregate proceeds of C$275 million. The Series EE Shares pay quarterly fixed dividends yielding 5.10% annually for the initial period ending March 31, 2022.

In the first quarter of 2017, our partnership, through a Brookfield real estate opportunity fund, acquired a portfolio of over 130 manufactured housing communities across the U.S.

4.B.      BUSINESS OVERVIEW

Overview of our Business

Our partnership is Brookfield Asset Management’s flagship public commercial property entity and the primary vehicle through which it invests in real estate on a global basis. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. Our goal is to be a leading global owner and operator of real estate, providing investors with a diversified exposure to some of the most iconic properties in the world and to acquire high-quality assets at a discount to replacement cost or intrinsic value. With approximately 16,000 employees involved in Brookfield’s real estate businesses around the globe, we have built operating entities in various real estate sectors, including:

•	Core Office segment, which includes our 100% common equity interest in Brookfield Office Properties Inc., or Brookfield Properties, and our 50% interest in Canary Wharf Group plc, or Canary Wharf;

•	Core Retail segment, which includes our 29% interest in GGP (34% on a fully diluted basis, assuming all outstanding warrants are exercised); and

•	Opportunistic segment through investments in Brookfield-sponsored real estate funds.

Through these sectors, we have amassed a portfolio of premier properties and development sites around the globe, including:

•
142 office properties totaling over 99 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin;

•	Office and urban multifamily development sites that enable the construction of over 33 million square feet of new properties;

•	127 regional malls and urban retail properties containing over 125 million square feet in the United States;

•	107 opportunistic office properties comprising approximately 29 million square feet of office space in the United States, United Kingdom, Brazil and Asia;

•	Approximately 27 million square feet of opportunistic retail space across 44 properties throughout the United States and in select Brazilian markets;

•
Over 45 million square feet of industrial space across 182 properties, primarily consisting of modern logistics assets in North America and Europe, with an additional 7 million square feet currently under construction;

•	Approximately 30,300 multifamily units across 104 properties throughout the United States;

•	Nineteen hospitality assets with 14,200 rooms across North America, Europe and Australia;

•	340 properties that are leased to automotive dealerships across North America on a triple net lease basis;

•	175 self-storage facilities comprising approximately 14 million square feet throughout the United States; and

•	Sixteen student housing properties with over 6,800 beds in the United Kingdom.

Our diversified portfolio of high-quality office and retail assets in some of the world’s most dynamic markets has a stable cash flow profile due to its long-term leases. In addition, as a result of the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, these assets should generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects and 20% on our equity invested in Brookfield-sponsored real estate funds. With this cash flow profile, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 5% to 8% per annum.

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

We believe our global scale and best-in-class operating entities provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

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

We are currently targeting investments across our various operating platforms. In summary, our strategy is to acquire high-quality assets on a value basis, utilize our operating entities to add value through pro-active management, develop “best-in-class” properties at a discount to asset valuations, recycle capital for re-investment in new opportunities and finance on a non-recourse basis with investment grade metrics.

•
Through our operating entities around the globe, we receive real-time information regarding market conditions and opportunities, which helps us identify the investments that offer the best risk-adjusted returns and give us competitive advantages in the marketplace.

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

Utilize our operating entities to add value through pro-active management

•	Within our operating entities, we pursue opportunities to maximize revenues in each market, such as optimizing tenant relationships to increase occupancy and raise rents.

•	We also identify opportunities to redevelop our existing assets that offer premium risk-adjusted returns.

•	Finally, we make add-on acquisitions that can be integrated into our operating entities.

Develop “best-in-class” properties at a discount to asset valuations

•	In markets where asset valuations are at a premium to development cost, we selectively pursue development projects that offer attractive risk-adjusted returns.

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

•	For core assets, our preference is to sell down interests in assets to institutional investors, which enables us to preserve our operating entities and earn incremental fee income.

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

For opportunistic transactions, our strategy is to pursue acquisitions through private funds and/or consortium arrangements with institutional investors in order to manage our level of exposure to these higher risk investments. Brookfield has a strong track record of leading such consortiums and partnerships.

Competitive Strengths

We believe that a number of competitive strengths differentiate us from other commercial real estate companies.

•
Global Scale. With approximately 16,000 employees involved in Brookfield’s real estate business globally, we have operating entities with scale in each of our targeted sectors and geographies. With the real-time information that we receive regarding market conditions and opportunities, we are well-positioned to opportunistically originate transactions that offer the highest risk-adjusted returns.

•
Sector and Geographic Diversification. With a portfolio of assets in the office, retail, multifamily, industrial, hospitality, triple net lease, self-storage and student housing asset classes located primarily in North America, Europe and Australia, with a growing presence in Brazil and Asia, we have diversified cash flows that increase stability and over time should lower our cost of capital. As a result of this diversity, combined with Brookfield’s sponsorship and its strong institutional relationships, we believe that we should have access to capital across market cycles. This should enable us to take advantage of attractive opportunities as they arise.

•
Superior Record of Executing Transactions. Brookfield’s real estate group has a long track record of leading multi-faceted transactions, such as the recapitalization of GGP, whereby it utilized its structuring capabilities to invest in high-quality assets on a value basis. Additionally, Brookfield has demonstrated an ability to develop “best-in-class” assets in markets where asset valuations are in excess of development costs, earning attractive returns on equity.

•
Strong Organic Cash Flow Growth. As a result of escalation provisions in a majority of our leases, the mark-to-market of rents as long-term leases expire and our ability to increase occupancy/permanent occupancy primarily in our Core Office and Core Retail sectors, we have a strong foundation for organic cash flow growth. We will have flexibility to utilize this incremental cash flow to increase our distribution to unitholders or fund other growth initiatives.

•
Attractive Portfolio of Development/Redevelopment Opportunities. Within our Core Office, Core Retail and Opportunistic businesses we have a portfolio of development and redevelopment opportunities that offer premium returns on invested capital. We will seek to capture the value of this pipeline through a combination of investment of capital to build-out such projects and sell-downs to partners at values that reflect the development value that has been created.

•
Relationship with Brookfield. As Brookfield’s flagship public commercial property entity, we are the primary vehicle through which it invests in real estate on a global basis. As a result, our unitholders benefit from Brookfield’s global presence, operating experience, execution capabilities and relationships. Furthermore, with Brookfield’s substantial liquidity and strong relationships with banks and institutional investors, we may be able to participate in attractive investments that we could not have executed on a stand-alone basis.

Operating Entities

Our business is organized in three operating sectors, with assets as of December 31, 2016 as set forth in the diagram below. The capital invested in these operating entities is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; participation in private equity funds and consortiums; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

(1)	Represents assets and equity attributable to Unitholders related to our operating segments and excludes corporate assets and obligations

Core Office

We are a global leader in the development, ownership and management of premier office properties. Our Core Office holdings primarily consist of Brookfield Properties, of which we own 100% of its common equity, and our 50% interest in Canary Wharf. Our Core Office business consists of 142 properties comprising over 99 million square feet under management and over 33 million square feet of development potential. Our properties are primarily located in commercial business districts in some of the world’s leading cities, including New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin.

Within our Core Office business, we remain focused on the following strategic priorities:

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

Our Core Office portfolio occupancy stands at 92.3% leased at December 31, 2016 and reflects average in-place net rent of $33.03 compared to average market net rent of $37.86, allowing for 15% potential to capture on higher rents on the upcoming expiration of leases.

Another important characteristic of our Core Office portfolio is the strong credit quality of our tenants. We focus on tenant credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants in our Core Office portfolio by leased area and their respective credit ratings and lease commitments as at December 31, 2016.

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	8.1%
Barclays	London	BBB	2.5%
Morgan Stanley	NY/Toronto/London	BBB+	2.4%
CIBC World Markets(3)	Calgary/NY/Toronto	A+	1.8%
Suncor Energy Inc.	Calgary/Houston	A-	1.7%
Bank of America | Merrill Lynch	Denver/NY/LA/Toronto/D.C.	A/A-	1.4%
Bank of Montreal	Calgary/Toronto	A+	1.4%
Deloitte	Calgary/Houston/LA/Toronto/Perth	Not Rated	1.3%
JPMorgan Chase & Co.	Denver/Houston/LA/NY	A	1.2%
Royal Bank of Canada	Various	AA-	1.1%
Total			22.9%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Prior to considering partnership interests in partially-owned properties.

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

Another important strategy for our Core Office business is to sign long-term leases in order to mitigate risk, reduce our overall re-tenanting costs and ensure stable and sustainable cash flows. As at December 31, 2016, the average lease term of our Core Office business was 8.2 years, compared to 8.3 years at December 31, 2015. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration.

A portion of our Core Office business is owned through joint venture, partnership, consortium or other arrangements with institutional partners. Prospectively, as we recycle capital, our preference is to sell down interests in assets to institutional partners and to continue to manage the assets on behalf of ourselves and the investors. We believe that this strategy enables us to enhance returns on our capital through associated fees, which represent an important area of growth. These types of transactions allow us to earn the following categories of fees:

•Asset Management: Stable base fee for providing regular, ongoing services.

•Transaction: Development, redevelopment and leasing activities conducted on behalf of these funds.

•
Performance: Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a partnership’s life cycle and are therefore not fully reflected in current results.

Our development pipeline is a significant component of value of our Core Office business, and we expect this pipeline to contribute significantly to earnings and provide attractive returns on capital upon stabilization. As at December 31, 2016, we held interests in centrally located development sites with total development potential of over 33 million square feet in the United States, Canada, Australia and Europe.

We classify our Core Office development sites into three categories: (i) active development, (ii) active planning and (iii) held for development. Of the approximately 33.2 million square feet in our office development pipeline, 10.9 million square feet are in the active development stage, 13.8 million square feet are in the active planning stage and 8.5 million square feet are held for future development. With all of our development sites, we proceed with construction when our risk adjusted return hurdles and preleasing targets have been met.

Core Retail

As at December 31, 2016, our Core Retail business is comprised of our 29% ownership interest in GGP through public ownership (34% on a fully-diluted basis, assuming all outstanding warrants are exercised). As at December 31, 2016, our Core Retail portfolio consisted of interests in 127 regional malls and urban retail properties containing over 125 million square feet in the United States.

Our primary objective is to be an owner and operator of best-in-class malls that provide an outstanding environment and experience for our communities, retailers, employees and consumers. The strategy for our Core Retail business includes:

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

In 2016 our retail properties reported an average of $581 in tenant sales per square foot. During this same period, the spread between the rent paid on expiring leases and the rent commencing under new leases on a suite-to-suite basis in our retail portfolio increased by 9.7%, demonstrating our strong same-property growth potential.

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

Opportunistic

Through investments in Brookfield-sponsored real estate funds created to earn attractive returns, we have interests in various real estate sectors around the globe including office, retail, multifamily, industrial, hospitality, triple net lease, self-storage and student housing. Our ownership in these holdings ranges from 12% to 82%.

Opportunistic Office

Our Opportunistic office business consists of 107 opportunistic office properties comprising 29 million square feet of office space in the United States, United Kingdom, Brazil and Asia. Our Opportunistic office strategy is to acquire high-quality portfolios and/or in office properties at a discount to replacement cost or intrinsic value and execute strategies to increase occupancy and rental rates, expand on developments and achieve opportunistic returns through NOI growth and fair value appreciation.

Opportunistic Retail

Our Opportunistic retail business is comprised of approximately 27 million square feet of opportunistic retail space across 44 properties across the United States and in select Brazilian markets. The majority of these assets in the United States are managed by Rouse. Similar to our opportunistic office business, our strategy is to acquire high-quality portfolios and/or retail properties at a discount to replacement cost or intrinsic value and execute strategies to increase occupancy and rental rates, expand on developments and achieve opportunistic returns through NOI growth and fair value appreciation.

Industrial

Our industrial business consists of over 45 million square feet of industrial space across 182 properties, primarily consisting of modern logistics assets in North America and Europe, with an additional seven million square feet currently under construction and a land portfolio for the construction of 41 million square feet of warehouse space. Our industrial strategy is to acquire older generation logistics properties that we can redevelop into state-of-the-art product. We also seek to selectively develop projects in supply constrained markets that are critical to the global supply chain. We leverage our long track record of successfully entitling land in these markets and our global relationships with retailers and other logistics companies to negotiate anchor leases to support such projects. Our land bank is comprised of well-located sites near major markets and transport routes in North America, Europe and China.

Multifamily

Our multifamily business consists of 104 properties with approximately 30,300 multifamily units across the United States. The majority of these apartments are managed by Fairfield Residential Company LLC, or Fairfield, which is majority-owned by Brookfield Asset Management. Fairfield is one of the largest vertically-integrated multifamily real estate companies in the United States and is a leading provider of acquisition, development, construction, renovation and property-management services. We aim to selectively develop Class A properties in high growth, supply-constrained markets. Due to institutional demand for these types of properties, acquisition opportunities are scarce. We leverage our long track record of successfully entitling land for development of multifamily properties and managing construction in order to maximize returns. We also seek opportunities to redevelop well-located, older assets. We target Class B assets that we can acquire at a significant discount to replacement cost. We typically invest $6,000 to $10,000 per door to upgrade apartments and common areas with amenities that are in demand in today’s market. We seek to earn an attractive return on this capital by raising rents, which are still a significant discount to new products.

Hospitality

Our hospitality business consists of interests in 19 hospitality assets with 14,200 rooms across North America, Europe and Australia. Our North American hotel investing activities are primarily conducted through Thayer Lodging, a leading hospitality investment company, with more than two decades of experience in creating value from owning and operating hotels, and in the U.K. through Center Parcs Group, or Center Parcs UK. Our strategy is to employ a disciplined approach to asset selection and target investments with significant value creation opportunities. We seek to invest in hotels and hospitality related ventures in which we can use our operational expertise to add value. These strategies include, but are not limited to, renovations, repositioning, rebranding, management modification, channel distribution management, expense control and creative capital structuring.

Triple Net Lease
Our triple net lease business consists of 340 properties that are leased to automotive dealerships across the United States and Canada on a triple net lease basis. Our triple net lease business is managed through Capital Automotive L.P., a company focused on providing highly tailored sale-leaseback capital to the automotive retail industry since 1997. Through custom tailored real estate finance, our strategy is to assist automotive dealer groups in growing their organizations, acquiring new locations, upgrading existing facilities, constructing new stores, and facilitating estate planning and partner buyouts.

Self-storage
Our self-storage business consists of 175 self-storage facilities comprising approximately 14 million square feet throughout the United States. Our self-storage business is managed through Simply Storage, a company focused on providing self-storage facilities since being founded in 2003. Through our investments into the business, our strategy is to assist in growing their organization, acquiring new locations, and upgrading existing properties in order to meet and exceed target projections.

Student Housing
Our student housing business consists of sixteen student housing properties with over 6,800 beds in the United Kingdom. Our student housing business operates in strong markets with highly ranked universities throughout the United Kingdom. Our strategy to grow this business through add-on acquisitions of properties, upgrading existing properties, and internalized facilities management and marketing.

Geographic Distribution
As of December 31, 2016, approximately 66% of our assets and 67% of our revenues originated from the United States with the remaining 34% of our assets and 33% of our revenues originating from Canada, Australia, United Kingdom, Europe, Brazil and Asia.

Distribution Policy

Our distribution policy is to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to raise external capital. We believe that a payout ratio of 80% of our FFO should accomplish this objective. We have invested a substantial amount of capital in development and redevelopment projects primarily in our Core Office and Core Retail segments. Once we realize stabilized cash flow from these initiatives, we expect the growth in our payout to meet its target range of 5% to 8% per annum.

We established our initial distribution level and our targeted distribution growth rate based on projections of the amount of FFO that we will generate in the short to medium term. These projections reflected the in-place cash flow of all of our investments and our capital investment plans. In a number of our operating entities, we are retaining operating cashflow for reinvestment. As a result, we are required to finance, in the short term, payment of our distributions to our unitholders. To maintain our distributions at the current level, we have a number of alternatives available to us, including (a) using borrowings under our committed revolving credit facilities; (b) electing to accrue and/or waive distributions to be made in respect of the Redemption-Exchange Units that are held by Brookfield Asset Management in accordance with the Property Partnership’s limited partnership agreement; (c) paying off all or a portion of the fees owed to the Service Providers pursuant to the Master Services Agreement through the issuance of our units and/or Redemption-Exchange Units; (d) paying of any equity enhancement distributions to Property Special LP through the issuance of Redemption-Exchange Units; and (e) utilizing distributions of other operating entities from cash flow from operations, asset sales and/or refinancings. We are not a passive investor and we typically hold positions of control or significant influence over assets in which we invest, enabling us to influence distributions from those assets.

On February 2, 2017, the Board of Directors of the BPY General Partner increased the quarterly distribution on our units to $0.295 per unit (or $1.18 per unit on an annualized basis). Despite our projections and the alternative methods available to maintain our distribution level, there can be no assurance that we will be able to maintain an annual distribution of $1.18 per unit or meet our target growth rate. Based on amounts received in distributions from our operating entities and our projected operating cash flow from our direct investments, our proposed distributions are significantly greater than such amounts.

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

Competition and Marketing

The nature and extent of competition we face varies from property to property and business to business. Our direct competitors include other office, retail, multifamily, industrial, hospitality, triple net lease, self-storage and student housing operating companies; public and private real estate companies and funds; commercial property developers and other owners of real estate that engage in similar businesses. In addition, we face competition in our retail business from alternatives to traditional mall shopping, particularly online shopping.

We believe the principal factors that our tenants consider in making their leasing decisions include: rental rates; quality, design and location of properties; total number and geographic distribution of properties; management and operational expertise; and financial position of the landlord. Based on these criteria, we believe that the size and scope of our operating entities, as well as the overall quality and attractiveness of our individual properties, enable us to compete effectively for tenants in our local markets. We benefit from using the “Brookfield” name and the “Brookfield” logo in connection with our marketing activities as Brookfield has a strong reputation throughout the global real estate industry.

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

4.C.  ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart on the following page represents a simplified summary of our organizational structure as of December 31, 2016. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Asset Management holds units of our company have been omitted.

This chart should be read in conjunction with the explanation of our ownership and organizational structure on the following pages.

Brookfield Asset Management Inc. (Brookfield Asset Management) (Ontario)
LP Interest (1) 19.33%
Public
LP Interest (1) 80.62%
Brookfield Property Partners Limited (BPY General Partner) (Bermuda)
GP Interest 0.05%
Brookfield Property Partners L.P. (our company) (Bermuda)
GP Interest and LP Interest
Redeemable Preferred Shares ($1,250 million)
Redemption-Exchange Units (1) 62%
Managing GP Units 37.3%
Brookfield Property Special L.P. (Property Special LP) (Bermuda)
Special LP Units 0.7%
Brookfield Property L.P. (Property Partnership) (Bermuda)
Holding Entities (2)
GP Interest 99.9%
BPY Bermuda Holdings II Limited (Bermuda)
BPY Bermuda Holdings IA Ltd. (Bermuda)
Brookfield BPY Retail Holdings II Inc. (Ontario)
Brookfield BPY Holdings Inc. (Ontario)
BPY Bermuda IV Holdings LP (Delaware)
BPY Bermuda Holdings Limited (Bermuda)
BPY Bermuda Holdings IV Limited (Bermuda)
BPY Bermuda Holdings V Limited (Bermuda)
Operating Entities (3)
Core Office
Brookfield Office Properties Inc. (4) 100%
Australia (5) 100%
Europe (6) 100%
Canary Wharf Group plc (7) 50%
Brazil (8) 51%-67%
Core Retail
GGP Inc. (9) 29%
Opportunistic
Opportunistic Office (10) 18%-82%
Rouse Properties LLC 50%
Brazil Retail Fund 46%
Opportunistic Retail 26%
Industrial (10) 30%-34%
Multifamily (10) 13%-52%
Hotels (10) 15%-66%
Triple Net Lease 26%
Self-storage 26%
Student Housing 26%
Finance Funds (11) 12%-18%

(1)
As of December 31, 2016, public holders own units of our company representing an 81% limited partnership interest in our company, and Brookfield owns the remaining units of our company, representing a 19% limited partnership interest in our company. Assuming the exchange of the Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism and the exchange of the issued and outstanding Exchange LP Units not held by us, Brookfield has a 69% interest in our company. On a fully-exchanged basis, public holders (excluding the Class A Preferred Unitholder) would own units of our company representing a 27% interest in our company, the Class A Preferred Unitholder would own units of our company representing a 9% interest in our company and Brookfield would own the remaining units of our company, representing a 62% interest in our company. Brookfield also has an approximately 62% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units. On a fully-exchanged basis, our company would directly own 99% of the limited partnership interests in the Property Partnership.

(2)
The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.25 billion of redeemable preferred shares of Brookfield BPY Holdings Inc., or CanHoldco, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. In addition, on the Spin-off, Brookfield was issued $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities, which preferred shares are entitled to vote with the common shares of the applicable entity. Brookfield has an aggregate of 3% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of any of the other applicable entities. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

(3)
Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2016.

(4)
Our interest in Brookfield Properties consists of 100% of its outstanding common shares and outstanding voting preferred shares as well as interests in certain series of its preferred shares. Our aggregate equity interest in Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE, is approximately 83%, which the majority of the interest is held by Brookfield Properties. On January 23, 2017, we announced a proposal to acquire the remaining 17% interest in Brookfield Canada Office Properties. Brookfield Canada Office Properties has appointed a special committee of independent trustees to review the proposal.

(5)	Our Australian office business consists of our economic interest in certain of our Australian office properties not held through Brookfield Properties.

(6)	Our European office business includes our interest in 20 Canada Square in London, which is not held through Brookfield Properties.

(7)	Our interest in Canary Wharf is held through a joint venture owned 50% by our company and 50% by the Class A Preferred Unitholder, or the Canary JV.

(8)	Our Brazilian office business, includes 67% ownership of an office development in Rio de Janeiro, Brazil and our interest in an office building in the Faria Lima section of São Paulo, Brazil.

(9)
As at December 31, 2016, our interest in GGP consists of an interest in approximately 29% of the outstanding shares of common stock. We also own warrants to acquire additional shares of common stock, which warrants were “in-the-money” as at December 31, 2016. Assuming the exercise of these warrants, we would hold approximately 330 million shares of GGP, representing approximately 34% of the outstanding shares of common stock of GGP.

(10)	Our economic interest set forth above is reflected as a range because our Opportunistic investments are held through Brookfield-sponsored real estate funds in which we hold varying interests.

(11)	Our interest in one of our opportunistic real estate finance funds is owned by the Property Partnership.

The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating entities included in our organizational chart set out above under “- Organizational Chart”.

Name	Economic Interest(1)	Voting Interest(1)
Core Office
Brookfield Properties(2)	100%	100%
Australia(3)	100%	—
Europe	100%	100%
Canary Wharf	50%	50%
Brazil	51% - 67%	51% - 67%
Core Retail
GGP(4)	29%	29%
Opportunistic
Opportunistic Office(5,6)	18% - 82%	—
Rouse	50%	33%
Brazil Retail Fund(5)	40%	—
Opportunistic Retail	26%	—
Industrial(5,6)	30% - 34%	—
Multifamily(5,6)	13% - 52%	—
Hospitality(5,6)	15% - 33%	—
Triple Net Lease(5,6)	26%	—
Self-storage(5,6)	26%	—
Student Housing(5,6)	26%	—
Finance Funds(5,6)	12% - 18%	—

(1)	All interests are rounded to the nearest one percent and are calculated as at December 31, 2016.

(2)
Our interest in Brookfield Properties consists of 100% of its outstanding common shares and outstanding voting preferred shares. Our aggregate equity interest in Brookfield Canada Office Properties, a Canadian real estate investment trust that is listed on the TSX and the NYSE, is approximately 83%, which the majority of the interest is held by Brookfield Properties.On January 23, 2017, we announced a proposal to acquire the remaining 17% interest in Brookfield Canada Office Properties. Brookfield Canada Office Properties has appointed a special committee of independent trustees to review the proposal.

(3)
Our Australian office business consists of our economic interest in certain of our Australian office properties not held through Brookfield Properties. This economic interest is held in the form of participating loan agreements with Brookfield, which are hybrid instruments comprising an interest bearing note, a total return swap, and an option to acquire direct or indirect legal ownership in the properties. The participating loan interests provide the holding entities (or their wholly owned subsidiaries) with an economic interest in the results of operations and changes in fair value of the properties. Brookfield retains the legal title to the properties through a wholly-owned subsidiary that is not part of the business in order to preserve existing financing arrangements. We have control or significant influence over the properties via the participating loan interests. Accordingly, the assets, liabilities and results of the entities that have direct ownership of such properties are consolidated or accounted for under the equity method by the holding entities (or their wholly owned subsidiaries).

(4)
We control approximately 29% of the outstanding shares of common stock of GGP. In addition, we are entitled to appoint three directors to GGP’s board of directors. We also own warrants to acquire additional shares of common stock of GGP, which warrants were “in-the-money” as at December 31, 2016. Assuming the exercise of these warrants, we would hold approximately 330 million shares of GGP, representing approximately 34% of the outstanding shares of common stock of GGP.

(5)
We hold our economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored real estate funds. By their nature, limited partnership interests do not have any voting rights.

(6)
Our economic interest set forth above is reflected as a range because our Opportunistic investments are primarily held through Brookfield-sponsored real estate funds in which we hold varying interests.

Our Company

In connection with the Spin-off, we acquired from Brookfield Asset Management substantially all of its commercial property operations, including its office, retail, multifamily and industrial assets. We are Brookfield Asset Management’s flagship public commercial property entity and the primary vehicle through which it invests in real estate on a global basis. We are positioned to take advantage of Brookfield’s global presence, providing unitholders with the opportunity to benefit from Brookfield’s operating experience, execution abilities and global relationships. As of December 31, 2016, Brookfield Asset Management has an effective economic interest in our business of approximately 69%.

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

Holding Entities

Our company indirectly holds its interests in our operating entities through the Holding Entities, most of which were formed in connection with the Spin-off. The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.25 billion of redeemable preferred shares of one of our Holdings Entities, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. We have agreed to use our commercially reasonable efforts to, as soon as reasonably practical, subject to any restrictions in our credit facilities, issue debt or equity securities or borrow money from one or more financial institutions or other lenders, on terms reasonably acceptable to us, in an aggregate amount sufficient to fund the redemption of $500 million of the preferred shares. In addition, on the Spin-off, Brookfield was issued $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities. See Item 7.B. “Major Shareholders and Related Party Transactions Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

Operating Sectors

Our business is organized in three sectors: Core Office, Core Retail and Opportunistic sectors. The capital invested in these operating sectors is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; sponsorship and participation in private equity funds; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

4.D.  PROPERTY, PLANTS AND EQUIPMENT

See Item 4.B. “Information on the Company - Business Overview”, Item 4.C. “Information on the Company - Organizational Structure - Operating Entities”, Item 5.A. “Operating and Financial Review and Prospects” and Item 18 “Financial Statements”.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

OBJECTIVES AND FINANCIAL HIGHLIGHTS
INTRODUCTION

This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “ partnership”, “we”, “us”, or “our”) covers the financial position as of December 31, 2016 and 2015and results of operations for the years ended December 31, 2016, 2015, and 2014. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as of December 31, 2016 and 2015 and each of the years ended December 31, 2016, 2015, and 2014 (the “Financial Statements”) and related notes contained elsewhere in this Form 20-F.

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

We also discuss the results of operations on a segment basis, consistent with how we manage our business. In the first quarter of 2016, we realigned the organizational and governance structures of our businesses to align them more closely with the nature of the partnership’s investments. Such realignment gave rise to changes in how the partnership presents information for financial reporting and management decision-making purposes and resulted in a change in the partnership’s reporting segments. Consequently, as of January 1, 2016, the partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) Opportunistic and iv) Corporate. All prior period segment disclosures have been recast to reflect the changes in the partnership’s reportable segments. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the Chief Operating Decision Maker.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units and Exchange LP Units have the same economic attributes in all respects, except that the Redeemable/Exchangeable Partnership Units have provided Brookfield Asset Management Inc. (“Brookfield Asset Management”) the right to request that its units be redeemed for cash consideration. In the event that Brookfield Asset Management exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. As a result of this redemption feature, we present the Exchange LP Units as a component of non-controlling interests.

This MD&A includes financial data for the year ended December 31, 2016 and includes material information up to the date of this Form 20-F. Financial data have been prepared using accounting policies in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in China Xintiandi (“CXTD”). We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”) and South Korean Won (“₩”) are identified where applicable.

We present certain financial information on a proportionate basis. Financial information presented on a proportionate basis provides further information on the financial performance and position of the partnership as a whole, including certain investments which are accounted for under the equity method. We believe that proportionate financial information assists analysts and investors in determining the partnership’s economic interests in its consolidated and unconsolidated investments. The proportionate financial information reflects the financial position and performance of the partnership’s economic ownership of each investment that the partnership does not wholly own.

This proportionate information is not, and is not intended to be, a presentation in accordance with IFRS. Other companies may calculate their proportionate financial information differently than us, limiting its usefulness as a comparative measure. As a result of these limitations, the proportionate information should not be considered in isolation or as a substitute for the partnership’s financial statements as reported under IFRS.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF OUR BUSINESS
We are Brookfield Asset Management’s flagship public commercial property entity and the primary vehicle through which it invests in real estate on a global basis. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. Our goal is to be a leading global owner and operator of real estate, providing investors with a diversified exposure to some of the most iconic properties in the world and to acquire high-quality assets at a discount to replacement cost or intrinsic value. With approximately 16,000 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms across our three reporting segments:

•	Core Office segment, which includes our 100% common equity interest in Brookfield Office Properties Inc. (“BPO”) and our 50% interest in Canary Wharf Group plc (“Canary Wharf”);

•	Core Retail segment, which includes our 29% interest in GGP Inc. (“GGP”) (34% on a fully diluted basis, assuming all outstanding warrants are exercised); and

•	Opportunistic segment through investments in Brookfield-sponsored real estate funds.

Through these platforms, we have amassed a portfolio of premier properties and development sites around the globe, including:

•
142 office properties totaling over 99 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin;

•	Office and urban multifamily development sites that enable the construction of over 33 million square feet of new properties;

•	127 regional malls and urban retail properties containing over 125 million square feet in the United States and Brazil;

•	107 opportunistic office properties comprising approximately 29 million square feet of office space in the United States, United Kingdom, Brazil and Asia;

•	Approximately 27 million square feet of opportunistic retail space across 44 properties throughout the United States and in select Brazilian markets;

•
Over 45 million square feet of industrial space across 182 properties, primarily consisting of modern logistics assets in North America and Europe, with an additional seven million square feet currently under construction;

•	Approximately 30,300 multifamily units across 104 properties throughout the United States;

•	Nineteen hospitality assets with 14,200 rooms across North America, Europe and Australia;

•	340 properties that are leased to automotive dealerships across North America on a triple net lease basis;

•	175 self-storage facilities comprising approximately 14 million square feet throughout the United States; and

•	Sixteen student housing properties with over 6,800 beds in the United Kingdom.

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

To measure our performance against these targets, we focus on NOI, same-property NOI, funds from operations (“FFO”), Company FFO, fair value changes, net income attributable to Unitholders and equity attributable to Unitholders. These performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•	NOI: revenues from our commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses.

•
Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to the partnership’s shares of GGP if all outstanding warrants of GGP were exercised on a cashless basis. It also includes dilution adjustments to FFO as a result of the net settled warrants.

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

NOI is a key indicator of our ability to impact operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 65.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. We also add back the gains (or losses) related to properties developed for sale. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income on page 65 rather than cash flow from operating activities as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to unitholders is used by the partnership to evaluate the performance of the partnership as a whole as each of the unitholders participates in the economics of the partnership equally. In calculating net income attributable to unitholders per unit, the partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings.

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

We also consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space and pre-leasing pending developments;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	Debt capital at a cost and on terms conducive to our goals;

•	Equity capital at a reasonable cost;

•	New property acquisitions and other investments that fit into our strategic plan; and

•	Investors for dispositions of peak value or non-core assets.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance for the years ended December 31, 2016, 2015, and 2014 and our financial position as of December 31, 2016, and 2015. Further details on our results from operations and our financial position are contained within the “Segment Performance” section on page 69.

Our investment approach is to acquire high-quality assets at a discount to replacement cost or intrinsic value. We have been actively pursuing this strategy through our flexibility to allocate capital to real estate sectors and geographies with the best risk-adjusted returns and to participate in transactions through our investments in various Brookfield-sponsored real estate funds. Some of the more significant transactions are highlighted below:

Significant Transactions in 2016
During the year, we continued to recycle capital out of mature Core Office assets and use the proceeds to invest in our opportunistic funds. One of the most notable transactions in the year was the privatization of Rouse Properties, Inc. (“Rouse”) in July, in which we now own a net 50% interest. Other significant transactions during 2016 include the following:

•
During the first quarter of 2016, we acquired a portfolio of self-storage facilities across the United States for consideration of approximately $320 million in our Opportunistic segment, including the assumption of debt.

•
In our Core Office segment, we sold World Square Retail in Sydney for A$285 million and a realized gain of $112 million and Royal Centre in Vancouver for C$428 million and a realized gain of $171 million, in the first quarter of 2016.

•
During the second quarter of 2016, we acquired a portfolio of student housing properties in the United Kingdom for approximately $397 million, the Vintage Estate hotel and specialty retail center in Napa Valley, CA for $197 million and an additional portfolio of self-storage facilities for consideration of $151 million in our Opportunistic sector.

•	In our Core Office segment, we sold One Shelley Street in Sydney for A$525 million for a realized gain of $132 million, in the third quarter of 2016.

•	In our Opportunistic segment, we sold a portfolio of hotel assets in Germany for net proceeds of approximately €240 million and a realized gain of $107 million, in the third quarter of 2016.

•
In the fourth quarter of 2016, we acquired the International Finance Center Seoul (“IFC”), a 5.4 million square feet mixed-use complex (office, retail, hotel) for consideration of approximately $2,114 million in our Opportunistic segment.

•
In the fourth quarter of 2016, we closed on our first open-ended fund. We contributed eight high-quality office and multifamily properties across the United States for net proceeds of $337 million and an 18.7% interest in the fund.

Significant Transactions in 2015
During the year, we were successful in expanding our Core Office segment through the acquisition of a further interest in Canary Wharf using proceeds raised at the end of 2014 through the issuance of preferred shares. In addition, we committed $2.3 billion of capital to the second Brookfield-sponsored real estate opportunity fund which had an active year executing transactions in various asset classes. Lastly, we fully repaid our acquisition facility used to help acquire the remaining common shares of BPO in 2014 using proceeds raised from the sale of interests in a number of our Core Office properties and development sites. The details of the significant transactions in 2015 are listed below:

•	We, in conjunction with our joint venture partner QIA, acquired 100% of Canary Wharf (the “Canary Wharf Transaction”) in London, in the first quarter of 2015.

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

Significant Transactions in 2014
Our largest accomplishment in 2014 was the acquisition of the remaining common shares of BPO for approximately $5 billion, which we funded through a combination of the issuance of units and borrowings from an acquisition facility. In addition, Brookfield Asset Management’s first real estate opportunity fund, to which BPY had committed $1.3 billion, was successful in pursuing a number of transactions. The details of the significant transactions in 2014 are listed below:

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

•
We entered into our first triple net lease portfolio investment with the acquisition of Capital Automotive L.P. (“CARS”), which owns over 300 properties that are leased to automotive dealerships across North America, for consideration of $1,184 million in the fourth quarter of 2014.

•	We acquired a portfolio of urban multifamily assets in Manhattan in the fourth quarter of 2014 for consideration of $1,056 million.

Summary of Operating Results

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Commercial property revenue	$3,624	$3,216	$3,038
Hospitality revenue	1,561	1,276	983
Investment and other revenue	167	361	452
Total revenue	5,352	4,853	4,473
Direct commercial property expense	1,394	1,281	1,298
Direct hospitality expense	1,036	902	791
Investment and other expense	1	135	100
Interest expense	1,681	1,528	1,258
Depreciation and amortization	240	180	148
General and administrative expense	569	559	404
Total expenses	4,921	4,585	3,999
Fair value gains, net	692	2,007	3,756
Share of net earnings from equity accounted investments	1,019	1,591	1,366
Income before income taxes	2,142	3,866	5,596
Income tax (benefit) expense	(575)	100	1,176
Net income	2,717	3,766	4,420
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	924	851	686
Net income attributable to Unitholders(1)	$1,793	$2,915	$3,734

NOI(1)	$2,755	$2,309	$1,932
FFO(1)	$895	$710	$714
Company FFO(1)	$967	$839	$739

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 57. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section starting on page 65.

Our basic and diluted net income per unit attributable to Unitholders and weighted average units outstanding are calculated as follows:

(US$ Millions, except per units information) Years ended Dec. 31,	2016	2015	2014
Net income attributable to Unitholders – basic(1)	$1,793	$2,915	$3,734
Dilutive effect of conversion of capital securities – corporate and options	39	48	30
Net income attributable to Unitholders – diluted	1,832	2,963	3,764
Weighted average number of units outstanding – basic(1)	780.8	782.6	668.3
Conversion of capital securities – corporate and options	34.8	40.4	40.8
Weighted average number of units outstanding – diluted	815.6	823.0	709.1
Net income attributable to Unitholders per unit – basic(1)	$2.30	$3.72	$5.59
Net income attributable to Unitholders per unit – diluted	$2.25	$3.60	$5.31

(1)
Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.

Commercial property revenue and direct commercial property expense
In 2016, commercial property revenue increased by $408 million compared to 2015, as a result of incremental capital allocated to higher yielding opportunistic investments and same-property growth in our Core Office segment. Acquisitions made in 2015 and 2016, including IFC, the privatization of Rouse, Associated Estates, an office portfolio in Brazil, and our self-storage and student housing portfolios, contributed to a $612 million increase in revenue. Same-property growth in our Core Office segment contributed $39 million. These increases were offset by the disposition or partial disposition of mature office assets, some of which resulted in the deconsolidation of certain commercial properties, that provided the capital to pursue the aforementioned acquisitions. Significant dispositions, full or partial, include Royal Centre in Vancouver, One Shelley Street and World Square Retail in Sydney, Manhattan West and One New York Plaza in New York City, and Moor Place in London.

In 2015, commercial property revenue increased by $178 million compared to 2014, as a result of incremental capital allocated to higher yielding opportunistic activities, same-property growth in our Core Office segment and an increase in our asset base. Acquisitions made in 2014 and 2015, including Associated Estates, CARS and a Manhattan multifamily portfolio contributed to a $740 million increase in revenue. These increases were offset by the disposition of mature assets, some of which resulted in the deconsolidation of certain commercial properties. Material dispositions, full or partial, include Southern Cross East and West in Melbourne, Manhattan West in New York City, 99 Bishopsgate in London, a portfolio of Washington, D.C. office assets and 75 State Street in Boston.

Direct commercial property expense increased by $113 million largely due to additional expenses following acquisitions during 2015 and 2016 as mentioned above, partially offset by the disposition of mature assets and the deconsolidation of certain commercial assets. Margins in 2016 were 61.5%, an improvement of 1.3% over 2015 and 4.2% over 2014.

Hospitality revenue and direct hospitality expense
Hospitality revenue increased to $1,561 million for the year ended December 31, 2016 from $1,276 million in 2015. Direct hospitality expense increased to $1,036 million in 2016 from $902 million in 2015. Margins were 33.6%, an improvement of 4.3% over 2015 and 14.1% over 2014. These increases are mostly attributable a full year of activity in 2016 for Center Parcs UK which was acquired in the third quarter of 2015.

Hospitality revenue increased to $1,276 million for the year ended December 31, 2015 from $983 million in 2014. Direct hospitality expense increased to $902 million in 2015 from $791 million in 2014. These increases are mostly attributable to the third quarter 2015 acquisition of Center Parcs UK partially offset by the sale of the One&Only Ocean Club in the Bahamas in the second quarter of 2014.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue decreased by $194 million for the year ended December 31, 2016 as compared to the prior year. The decrease was primarily due to revenue we recorded in the prior period from development fees earned by our industrial business unit.

Investment and other revenue decreased by $91 million for the year ended December 31, 2015 as compared to 2014. Our industrial sector earned more revenue on increased development activity in 2015 compared to 2014. During 2014, we recognized a realized gain on the repayment of a debt investment. The increase in development activity was the main contribution to an increase of $35 million in investment and other expense to $135 million in 2015.

Interest expense
Interest expense increased by $153 million for the year ended December 31, 2016 as compared to the prior year. This was due to the assumption of debt obligations as a result of acquisition activity and interest expense on temporary drawdowns on our credit facilities to source the capital required for acquisitions during the year. These increases were partially offset by disposition activity.

Additional debt obligations as a result of acquisition and refinancing activity in 2015, contributed to an increase in interest expense of $270 million for the year ended December 31, 2015 as compared to 2014.

General and administrative expense
General and administrative expense increased by $10 million for the year ended December 31, 2016 compared to the prior year. These increases were primarily attributable to transaction and operating costs of newly acquired entities, including IFC in South Korea, Associated Estates, Center Parcs UK, and portfolios of office assets in Brazil, self-storage assets in the United States, and student housing assets in the United Kingdom, offset by higher transaction costs in the prior year. In addition, the prior year included an additional $6 million of management fees as a result of higher capitalization compared to the current year.

General and administrative expense increased by $155 million for the year ended December 31, 2015 compared to 2014. The increase was primarily attributable to transaction costs, which totaled $62 million, and an increase in management fees during 2015 of $36 million following an increase in the partnership’s capitalization of $1.6 billion. The increase is also attributable to expenses from subsidiaries acquired during 2015 and a full year of general and administrative expenses from subsidiaries acquired in 2014.

Fair value gains, net
While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used for recently acquired properties and to support our valuations.

Fair value gains, net for our Core Office sector of $50 million were recognized in the year ended December 31, 2016. These gains related to realized gains on property dispositions during the year primarily in New York, Sydney, London and Vancouver. These gains were offset by losses in Los Angeles and New York, due to changes in cash flow assumptions and rental curves as well as the impact of lower energy prices on cities with large exposure to the industry, including Houston and Calgary.

In the year ended December 31, 2015, we recorded gains primarily related to capitalization and discount rate compression and positive impact from leases signed during the year, primarily in New York, London, Melbourne, Vancouver and Toronto.

In year ended December 31, 2014, we recorded fair value gains, primarily in our U.S. office portfolio due to improving market conditions in the U.S which resulted in discount and capitalization rate compression.

Fair value (losses) gains, net for the Core Retail segment largely relate to the depreciation or appreciation of our warrants in GGP which fluctuate with changes in the market price of the underlying shares.

               We recognized fair value gains, net of $746 million in our Opportunistic segment in the year ended December 31, 2016 primarily related to realized gains on the sale of Hard Rock trademarks and the sale of a portfolio of hospitality assets in Germany. Additionally, we recorded valuation gains in our office, self-storage and triple net lease portfolios due to strengthened valuation metrics, as supported by comparable market and transaction data.

 In the year ended December 31, 2015, we recognized fair value gains, net of $602 million, primarily related to our industrial and multifamily portfolios, where, in the former, we have seen improved market conditions and, in the latter, our renovation program is well underway and completed units have resulted in asset appreciation.

Fair value gains, net for the year ended December 31, 2014 were $175 million. These gains related primarily to a compression in discount and capitalization rates.

In addition, we recorded fair value gains of $6 million (December 31, 2015 - fair value losses of $48 million and December 31, 2014 - nil), primarily related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the period.

Share of net earnings from equity accounted investments
Our most material equity accounted investments are Canary Wharf in our Core Office sector, GGP in our Core Retail sector and the Diplomat hotel and our interest in the second value-add multifamily fund in our Opportunistic segment.

Our share of net earnings from equity accounted investments was $1,019 million for the year ended December 31, 2016, which represents a decrease of $572 million compared to the prior year. The decrease was driven by our Core Office sector as a result of higher comparative fair value gains on properties in the United States and London in the prior year. Also contributing to the decrease were higher fair value gains in our Core Retail sector in the prior year, which were partially offset by realized gains on asset dispositions.

Our share of net earnings from equity accounted investments was $1,591 million for the year ended December 31, 2015, an increase of $225 million over 2014. The increase was driven by increases of $578 million and $106 million in our Core Office and Opportunistic sectors, respectively. Our interest in Canary Wharf increased from 22% to 50% in 2015, upon which it was classified as an equity accounted investment and accounts for the majority of the increase in the Core Office sector. Also contributing to the increase in Core Office equity accounted investments was the formation of the D.C. Fund which had several holdings in Washington, D.C. that were consolidated prior to the transaction. The Opportunistic segment contributed an increase of $106 million primarily due to fair value gains on our equity accounted industrial and multifamily properties. These increases were partially offset by a $459 million decrease in the Core Retail segment. The decrease was driven by lower fair value gains on our equity accounted GGP portfolio of Class A malls than were recognized in the prior year. In addition, 2014 included a $249 million reversal of an impairment loss recognized in 2013 related to GGP.

Income tax (benefit) expense
During the year ended December 31, 2016, we undertook a reorganization to consolidate the ownership of certain subsidiaries holding our Core Retail and Core Office assets. As a result of the reorganization, there was a change in the tax rate applicable to those subsidiaries, which resulted in a deferred tax recovery that reduced deferred tax liabilities by approximately $900 million. This income tax benefit was partially offset by income tax expense on current year operations.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 57, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

Commercial property NOI increased to $2,230 million for the year ended December 31, 2016 compared with $1,935 million during 2015. The increase was primarily driven by acquisitions across our portfolio and same-property growth, offset by the disposition of mature assets, the deconsolidation of certain assets following partial dispositions thereof and the negative impact of foreign exchange.

Hospitality NOI increased to $525 million for the year ended December 31, 2016 compared to $374 million during the same period in the prior year following the acquisition of Center Parcs UK during the third quarter of 2015.

The following table reconciles NOI to net income for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Commercial property revenue	$3,624	$3,216	$3,038
Direct commercial property expense	(1,394)	(1,281)	(1,298)
Commercial property NOI	2,230	1,935	1,740
Hospitality revenue	1,561	1,276	983
Direct hospitality expense	(1,036)	(902)	(791)
Hospitality NOI	525	374	192
Total NOI	2,755	2,309	1,932
Investment and other revenue	167	361	452
Share of net earnings from equity accounted investments	1,019	1,591	1,366
Interest expense	(1,681)	(1,528)	(1,258)
Depreciation and amortization	(240)	(180)	(148)
General and administrative expenses	(569)	(559)	(404)
Investment and other expense	(1)	(135)	(100)
Fair value gains, net	692	2,007	3,756
Income before income taxes	2,142	3,866	5,596
Income tax benefit (expense)	575	(100)	(1,176)
Net income	2,717	3,766	4,420
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	924	851	686
Net income attributable to Unitholders	$1,793	$2,915	$3,734

The following table reconciles net income to FFO and Company FFO for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Net income	$2,717	$3,766	$4,420
Add (deduct):
Fair value gains, net	(692)	(2,007)	(3,756)
Share of equity accounted fair value gains, net	(139)	(867)	(809)
Depreciation and amortization of real-estate assets	212	153	112
Income tax (benefit) expense	(575)	100	1,176
Non-controlling interests in above items	(628)	(435)	(429)
FFO	895	710	714
Add (deduct):
Depreciation and amortization of real-estate assets, net(1)	26	27	26
Transaction costs, net(1)	44	69	37
Gains/losses associated with non-investment properties, net(1)	(46)	(12)	(79)
Net contribution from GGP warrants(2)	48	45	41
Company FFO	$967	$839	$739

(1)	Presented net of non-controlling interests.

(2)
Represents incremental FFO that would have been attributable to the partnership’s share of GGP, if all outstanding warrants of GGP had been exercised on a cashless basis. It also includes the dilution adjustments to FFO as a result of the net settled warrants.

FFO increased to $895 million for the year ended December 31, 2016 compared with $710 million during 2015. The increase was driven by acquisition activity since the prior period, including IFC, Rouse, an office portfolio in Brazil, a self-storage portfolio in the U.S., a student housing portfolio in the U.K. FFO also increased as a result of a full year of FFO contribution from Center Parcs UK and Associated Estates, as well as positive same-property growth in our Core Office and Core Retail sectors. The increase was partially offset by the negative impact of foreign exchange rate fluctuations on our earnings from operations outside of the U.S. and dispositions of mature assets throughout the period.

Summary of Financial Position

(US$ Millions, except per unit information)	Dec. 31, 2016	Dec. 31, 2015
Investment properties:
Commercial properties	$45,699	$39,111
Commercial developments	3,085	2,488
Equity accounted investments	16,844	17,638
Property, plant and equipment	5,357	5,023
Cash and cash equivalents	1,456	1,035
Assets held for sale	147	805
Total assets	78,127	71,866
Debt obligations	33,519	30,526
Liabilities associated with assets held for sale	61	242
Total equity	34,161	30,933
Equity attributable to Unitholders	$22,358	$21,958
Equity per unit(1)	$30.72	$30.09

(1)	Assumes conversion of mandatorily convertible preferred shares. See page 68 for additional information.

As of December 31, 2016, we had $78,127 million in total assets, compared with $71,866 million at December 31, 2015. The increase of $6,261 million reflects acquisition activity since the prior year, including the acquisitions of IFC and our self-storage and student housing portfolios. In addition, following the acquisition of incremental interests in Rouse during the third quarter of 2016, we are now consolidating this investment, which was previously accounted for under the equity method.

Our investment properties are comprised of commercial, operating, rent-producing properties and commercial developments including active sites and those in planning for future development and land. Commercial properties increased from $39,111 million at the end of 2015 to $45,699 million at the end of the current year. The increase was largely due to the acquisition of IFC, Rouse, our self-storage and student housing portfolios, as well as incremental capital spend to maintain or enhance properties. This was offset by the full or partial disposition of certain assets during the year and the impact of foreign exchange.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $3,085 million at December 31, 2016, an increase of $597 million from the balance at December 31, 2015. The increase is primarily attributable to acquisitions of development properties and capital spend on our active developments.

The following table presents the changes in investment properties from December 31, 2015 to December 31, 2016:

	Dec. 31, 2016
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$39,111	$2,488
Acquisitions	8,697	310
Capital expenditures	770	835
Dispositions	(876)	(13)
Fair value gains, net	290	251
Foreign currency translation	68	(213)
Transfer between commercial properties and commercial developments	562	(562)
Reclassifications to assets held for sale and other changes	(2,923)	(11)
Investment properties, end of year	$45,699	$3,085

Equity accounted investments decreased by $794 million since December 31, 2015 as a result of significant transaction activity in the current year, including:

•
During the third quarter of 2016, we acquired the remaining common shares of Rouse not previously owned by the partnership. We began including Rouse in our consolidated results following its privatization in July 2016;

•	We sold our portfolio of hospitality assets in Germany in the third quarter of 2016; and

•	We disposed of a portfolio of industrial assets in the United States during 2016.

These decreases were partially offset by our contribution of interests in One New York Plaza, 1801 California Street and 685 Market Street, as well as four development projects to a newly-launched open-ended fund during the fourth quarter of 2016, resulting in $337 million of net proceeds and an 18.7% interest in the fund, which is accounted for under the equity method. In addition, we separately sold an approximately 16% net interest in One New York Plaza during the fourth quarter of 2016. Following this partial sale and the contribution of a partial interest to the open-ended fund, the partnership retains a 15% interest in the property, which is accounted under the equity method.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Dec. 31, 2016
Equity accounted investments, beginning of year	$17,638
Additions	715
Disposals and return of capital distributions	(1,180)
Share of net earnings from equity accounted investments	1,019
Distributions received	(524)
Foreign currency translation	(646)
Reclassification to assets held for sale	(340)
Other	162
Equity accounted investments, end of year	$16,844

 Property, plant and equipment increased by $334 million since December 31, 2015, primarily as the result of the acquisitions of IFC, which includes a 434-room Conrad Hotel, Vintage Estate, and the Marriott Bethesda North hotel and capital spend, partially offset by depreciation expense during the year and the impact of foreign exchange related to our Center Parcs UK portfolio.

As of December 31, 2016, assets held for sale included two industrial assets in France, a portfolio of multifamily assets in the United States and seven triple net lease assets in the United States, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

The following table presents changes in our assets held for sale from December 31, 2015 to December 31, 2016:

(US$ Millions)	Dec. 31, 2016
Balance, beginning of year	$805
Reclassification to/(from) assets held for sale, net	3,316
Disposals	(4,033)
Fair value adjustments	79
Foreign currency translation	(18)
Other	(2)
Assets held for sale	$147

Our debt obligations increased to $33,519 million as at December 31, 2016 from $30,526 million as at December 31, 2015. Contributing to this increase was the addition of property-specific borrowings related to acquisition activity during the period, as noted above. These increases were partially offset by the disposition of encumbered assets during the period and the repayment of temporary draws on credit facilities used to fund these acquisitions.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Corporate borrowings	$1,152	$1,632
Funds subscription facilities	828	1,594
Non-recourse borrowings:
Property-specific borrowings	30,070	25,938
Subsidiary borrowings	1,469	1,362
Total debt obligations	33,519	30,526
Current	5,096	8,580
Non-current	28,423	21,946
Total debt obligations	$33,519	$30,526

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Dec. 31, 2016	Dec. 31, 2015
Total equity	$34,161	$30,933
Less:
Interests of others in operating subsidiaries and properties	11,803	8,975
Equity attributable to Unitholders	22,358	21,958
Mandatorily convertible preferred shares	1,574	1,554
Total equity attributable to unitholders	23,932	23,512
Partnership units	709,133,314	711,412,925
Mandatorily convertible preferred shares	70,038,910	70,038,910
Total partnership units	779,172,224	781,451,835
Equity attributable to Unitholders per unit	$30.72	$30.09

Equity attributable to Unitholders was $22,358 million at December 31, 2016, an increase of $400 million from the balance at December 31, 2015. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to Unitholders increased to $30.72 per unit at December 31, 2016 from $30.09 per unit at December 31, 2015. The increase was a result of fair value gains and income from equity accounted investments recorded during the period, as well as income from new investments, which was partially offset by the impact of foreign exchange and dispositions.

Interests of others in operating subsidiaries and properties was $11,803 million at December 31, 2016, an increase of $2,828 million from the balance at December 31, 2015. The increase was primarily a result of the acquisition of new investments through Brookfield-sponsored funds in which the partnership is a limited partner and additional closes on the second opportunity fund, reducing our interests therein.

SUMMARY OF QUARTERLY RESULTS

	2016				2015
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$1,363	$1,409	$1,333	$1,247	$1,267	$1,267	$1,170	$1,149
Direct operating costs	639	621	594	576	573	573	504	533
Net income	92	1,616	569	440	1,157	435	1,165	1,009
Net income attributable to Unitholders	(62)	1,255	349	251	863	193	1,026	833
Net income attributable to Unitholders per unit – basic	$(0.08)	$1.61	$0.45	$0.32	$1.10	$0.25	$1.31	$1.06
Net income attributable to Unitholders per unit – diluted	$(0.08)	$1.56	$0.44	$0.32	$1.06	$0.25	$1.26	$1.02

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

SEGMENT PERFORMANCE
Our operations are organized into four operating segments which include Core Office, Core Retail, Opportunistic and Corporate.

The following table presents FFO by segment for comparison purposes:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Core Office	$620	$574	$440
Core Retail	429	397	415
Opportunistic	320	223	153
Corporate	(474)	(484)	(294)
FFO	$895	$710	$714

The following table presents equity attributable to Unitholders by segment as of December 31, 2016 and 2015:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Core Office	$14,626	$15,984
Core Retail	8,707	8,579
Opportunistic	4,653	4,251
Corporate	(5,628)	(6,856)
Equity attributable to Unitholders	$22,358	$21,958

Core Office
Our Core Office segment consists of interests in 142 office properties totaling 99 million square feet, which are primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, among others and consists primarily of our 100% common share interest in BPO and our 50% joint venture interest in Canary Wharf.

The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
FFO	$620	$574	$440
Net income attributable to Unitholders	544	2,700	2,826

FFO from our Core Office segment was $620 million for the year ended December 31, 2016 as compared to $574 million in 2015. This increase is largely attributable to rental income being recognized from same-property growth, primarily related to the lease-up of vacant space at Brookfield Place New York, offset by the impact of asset sales and the negative impact of foreign exchange.

Compared to 2014, FFO increased to $574 million in 2015 from $440 million. This increase was primarily the result of our increased ownership in BPO, which was 100% on a weighted average basis for 2015, compared to 87% for 2014. In addition, FFO increased as a result of the contribution of our share of FFO from Canary Wharf following the Canary Wharf Transaction in 2015. We also recognized a $15 million dividend from our interest in Canary Wharf prior to the Canary Wharf Transaction. These increases were partially offset by the negative impact of foreign exchange.

Net income attributable to Unitholders for 2016 was $544 million compared to $2,700 million in 2015. The decrease of $2,156 million was primarily a result of higher fair value gains recorded in the prior period due to the strengthening of market conditions and leasing during the period in New York, London and Sydney, as well as transaction activity, primarily in Melbourne and Vancouver. In addition, we also recorded a gain upon the contribution of our prior 22% interest in Canary Wharf to our joint venture with QIA in 2015.

Net income attributable to Unitholders decreased by $126 million from $2,826 million in 2014 to $2,700 million in 2015. This decrease was primarily a result of higher fair value gains recorded in 2014 due to the strengthening of market conditions and leasing during the period primarily in New York, London and Sydney. The decrease was offset by an income tax benefit as a result of a reorganization of our interests in certain subsidiaries that resulted in a reduction in the tax rate applied to these subsidiaries in 2014 compared to an income tax expense in 2015.

The following table presents key operating metrics for our Core Office portfolio for the years ended December 31, 2016 and 2015:

(US$ Millions, except where noted)	Consolidated		Unconsolidated
As at and for the years ended Dec. 31,	2016	2015	2016	2015
Total portfolio:
NOI(1)	$1,134	$1,203	$467	$379
Number of properties	74	88	68	67
Leasable square feet (in thousands)	50,768	55,101	29,524	27,197
Occupancy	91.1%	91.2%	94.3%	94.4%
In-place net rents (per square foot)(2)	$27.96	$27.26	$38.12	$38.64
Same-property:
NOI(2)	$993	$954	$159	$157
Number of properties	65	65	8	8
Leasable square feet (in thousands)	50,659	50,590	7,973	7,965
Occupancy	91.1%	91.2%	94.2%	96.0%
In-place net rents (per square foot)(2)	$27.93	$27.13	$48.14	$46.83

(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property.

(2)	Presented using normalized foreign exchange rates, using the December 31, 2016 exchange rate.

NOI from our consolidated properties decreased to $1,134 million in 2016 from $1,203 million in 2015. This decrease was primarily due to the negative impact of foreign exchange and dispositions in New York, Boston, Seattle, Vancouver, Melbourne, Sydney, Toronto and London, offset by the incremental NOI contribution from new leases, primarily in Downtown New York.

Same-property NOI for our consolidated properties for the year ended December 31, 2016 compared with the prior year increased by $39 million to $993 million. This increase was primarily the result of lease commencements in Downtown New York and higher in-place net rents.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased to $467 million in 2016 from $379 million in 2015. This increase primarily reflects the full year inclusion of Canary Wharf in the current period and reflects a full year of NOI from assets that have been deconsolidated since prior year. Occupancy rates remained relatively consistent compared to prior year.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment:

	Total portfolio year-to-date
(US$ millions, except where noted)	Dec. 31, 2016	Dec. 31, 2015
Leasing activity (in thousands of square feet)
New leases	4,407	4,232
Renewal leases	3,823	3,574
Total leasing activity	8,230	7,806
Average term (in years)	8.2	8.3
Year-one leasing net rents (per square foot)(1)	$31.15	$30.44
Average leasing net rents (per square foot)(1)	33.97	33.26
Expiring net rents (per square foot)(1)	29.74	25.13
Estimated market net rents for similar space(1)	37.81	41.17
Tenant improvements and leasing costs (per square foot)	$61.64	$46.95

(1)	Presented using normalized foreign exchange rates, using the December 31, 2016 exchange rate.

For the year ended December 31, 2016, we leased over 8 million square feet at average in-place net rents approximately 14% higher than expiring net rents. Approximately 54% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 15% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years, as we sign new leases. For the year ended December 31, 2016, tenant improvements and leasing costs were $61.64 per square foot, compared to $46.95 per square foot in the prior year.

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

The following table presents our fair value gains from consolidated and unconsolidated investments attributable to our Core Office segment:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Fair value gains:
Consolidated investments	$50	$1,483	$3,033
Unconsolidated investments(1)	(62)	599	139
Total fair value gains	$(12)	$2,082	$3,172

(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We recorded $12 million fair value losses in 2016 and fair value gains of $2,082 million in 2015. The losses were driven by fair value losses in our New York, London, Calgary and Houston office portfolios, as a result of changes in cash flow assumptions, offset by gains in Toronto and Sydney, where market conditions have strengthened as evidenced by transactions. The prior year included fair value gains in our U.S. and Australian office portfolios, mainly as a result of cash flow changes and discount and terminal capitalization rate compression, as well as a gain upon contributing our prior interest in Canary Wharf to our joint venture with QIA. These gains were partially offset by fair value losses on certain derivative contracts within our investment in Canary Wharf within unconsolidated properties.

The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Dec. 31, 2016			Dec. 31, 2015
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
United States	6.8%	5.6%	12	6.9%	5.7%	12
Canada	6.2%	5.5%	10	6.1%	5.5%	10
Australia	7.3%	6.1%	10	7.6%	6.2%	10
Europe	6.0%	5.0%	12	6.0%	5.1%	12
Brazil	9.3%	7.5%	10	9.3%	7.5%	10
Unconsolidated properties:
United States	6.3%	5.3%	11	6.3%	5.3%	11
Australia	7.1%	6.0%	10	7.4%	6.1%	10
Europe(1)	5.1%	4.8%	10	5.1%	5.1%	10

(1)
Certain properties in the United Kingdom accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

The following table provides an overview of the financial position of our Core Office segment as at December 31, 2016 and 2015:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Investment properties:
Commercial properties	$23,102	$25,048
Commercial developments	2,297	1,627
Equity accounted investments	7,390	7,697
Participating loan interests	471	449
Accounts receivable and other	869	783
Cash and cash equivalents	398	430
Assets held for sale	—	506
Total assets	34,527	36,540
Debt obligations	13,328	13,818
Capital securities	1,091	1,151
Accounts payable and other liabilities	1,403	1,583
Deferred tax liability	1,310	1,193
Liabilities associated with assets held for sale	—	105
Non-controlling interests of others in operating subsidiaries and properties	2,769	2,706
Equity attributable to Unitholders	$14,626	$15,984

Equity attributable to Unitholders decreased by $1,358 million to $14,626 million at December 31, 2016 from $15,984 million at December 31, 2015. The decrease was primarily a result of reinvesting net proceeds from the disposition of mature assets into higher-yielding opportunistic investments.

Commercial properties totaled $23,102 million at December 31, 2016, compared to $25,048 million at December 31, 2015. This decrease was primarily due to the disposition of properties during the year and the negative impact of foreign exchange.

Commercial developments increased by $670 million between December 31, 2015 and December 31, 2016 as a result of incremental capital expenditures on active developments as well as acquisition activity during the period.

The following table summarizes the scope and progress of active developments in our Core Office segment as of December 31, 2016:

Active developments:	Square feet under construction (in 000’s)	Proportionate square feet under construction in (000’s)	Expected date of cash stabilization	Percent pre- leased	Cost				Construction Loan
(Millions, except where noted)					Total(1)		To-date		Total		Drawn
Office:
L’Oreal Brazil Headquarters, Rio de Janeiro(2)	197	92	Q4 2017	100%	R$	137	R$	95	R$	—	R$	—
Brookfield Place East Tower, Calgary	1,400	1,400	Q3 2018	81%	C$	799	C$	596	C$	575	C$	326
London Wall Place, London(2)	505	253	Q2 2020	71%		£203		£163		£137		£87
One Manhattan West, Midtown New York(2)	2,117	1,186	Q4 2020	37%		$1,063		$305		$700		$103
655 New York Avenue, Washington, D.C.	766	383	Q2 2021	70%		$285		$110		$200		$34
Principal Place - Commercial, London	621	621	Q3 2021	85%		£376		£296		£280		£192
100 Bishopsgate, London	938	938	Q4 2021	38%		£875		£411		£515		£81
1 Bank Street, London(2)	715	358	Q1 2023	40%		£247		£81		£185		£—
Multifamily:
Three Manhattan West, Midtown New York(2)	587	329	Q3 2018	n/a		$414		$321		$268		$155
Camarillo, California	413	409	Q1 2019	n/a		$127		$50		$83		$5
Principal Place - Residential, London(2)(3)	303	152	Q1 2019	n/a		£190		£67		£122		£12
Shell Centre - Residential, London(2) (3)	529	132	Q3 2019	n/a		£164		£66		£96		£17
New District - 10 Park Drive (3)	269	135	Q4 2019	n/a		£117		£50		£93		£9
Studio Plaza, Maryland	343	296	Q4 2019	n/a		$106		$15		$69		$—
Greenpoint Landing Building G, New York	250	238	Q4 2019	n/a		$273		$84		$179		$—
Newfoundland, London(2)	546	273	Q4 2020	n/a		£242		£92		£174		£—
New District - 8 Water Street & 2 George Street, London	371	186	Q4 2020	n/a		£151		£52		£121		£10
Total	10,870	7,381

(1)	Net of NOI earned during stabilization.

(2)	Cost and construction loan information is presented on a proportionate basis at our ownership in these developments.

(3)	Represents condominium/market sale developments.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2015 to December 31, 2016:

(US$ Millions)	Dec. 31, 2016
Equity accounted investment, beginning of period	$7,697
Additions	527
Disposals and return of capital distributions	(142)
Share of net income, including fair value gains (losses)	259
Distributions received	(200)
Foreign exchange	(597)
Reclassification to assets held for sale	(165)
Other	11
Equity accounted investments, end of year	$7,390

Equity accounted investments decreased by $307 million to $7,390 million at December 31, 2016 compared to the prior year-end. The decrease was primarily driven by the impact of the weakening British Pound, distributions received, reclassifications to assets held for sale and disposition activity. Additions include assets that were deconsolidated as a result of partial dispositions and acquisitions of equity accounted interests in properties during the year.

Assets held for sale at December 31, 2015 consisted of properties in Sydney and Vancouver, which were disposed of during 2016.

Debt obligations decreased from $13,818 million at December 31, 2015 to $13,328 million at December 31, 2016. This decrease is the result of the repayment of debt following the disposition of certain properties and the impact of foreign exchange, offset by refinancing activity of property-level debt related to office properties and drawdowns on existing facilities to fund capital expenditures on development properties.

The following table provides additional information on our outstanding capital securities in our Core Office segment:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2016	Dec. 31, 2015
BPO Class AAA Preferred Shares:
Series G(1)	3,236,308	5.25%	$81	$84
Series H(2)	—	5.75%	—	128
Series J(1)	6,592,443	5.00%	123	125
Series K(1)	4,995,414	5.20%	93	90
BPO Class B Preferred Shares:
Series 1(3)	3,600,000	70% of bank prime	—	—
Series 2(3)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			794	724
Total capital securities			$1,091	$1,151

(1)
BPY and its subsidiaries own 1,003,549, 1,000,000, and 1,004,586 shares of Series G, Series J, and Series K Class AAA preferred shares of BPO as of December 31, 2016, respectively, which has been reflected as a reduction in outstanding shares of the BPO Class AAA Preferred Shares.

(2)	The BPO Class AAA Series H Preferred Shares were redeemed on May 23, 2016 for cash of C$25.00 per share plus accrued and unpaid dividends thereon.

(3)
BPO Class B Preferred Shares, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $794 million of capital securities – fund subsidiaries outstanding at December 31, 2016 (December 31, 2015 - $724 million). Capital securities – fund subsidiaries includes $753 million (December 31, 2015 - $683 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by our co-investors in the fund, which have been classified as a liability, rather than as non-controlling interests, as the holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023 and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $41 million (December 31, 2015 - $41 million) which represents the equity interests held by our co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of Non-IFRS Measures – Core Office
The key components of NOI in our Core Office segment are presented below:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Commercial property revenue	$2,094	$2,200	$2,423
Direct commercial property expense	(960)	(997)	(1,078)
Total NOI	$1,134	$1,203	$1,345

The following table reconciles Core Office NOI to net income for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Same-property NOI	$840	$788	$755
Currency variance	—	13	65
NOI related to acquisitions and dispositions	294	402	525
Total NOI	1,134	1,203	1,345
Investment and other revenue	109	112	120
Interest expense	(640)	(674)	(740)
Depreciation and amortization on non-real estate assets	(16)	(17)	(18)
Investment and other expense	(1)	—	—
General and administrative expense	(150)	(142)	(151)
Fair value gains, net	50	1,483	3,033
Share of net earnings from equity accounted investments	259	814	236
Income before income taxes	745	2,779	3,825
Income tax benefit (expense)	(68)	97	(644)
Net income	677	2,876	3,181
Net income attributable to non-controlling interests	133	176	355
Net income attributable to Unitholders	$544	$2,700	$2,826

The following table reconciles Core Office net income to FFO for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Net income	$677	$2,876	$3,181
Add (deduct):
Fair value gains, net	(50)	(1,483)	(3,033)
Share of equity accounted fair value gains, net	62	(599)	(139)
Income tax (benefit) expense	68	(97)	644
Non-controlling interests in above items	(137)	(123)	(213)
FFO	$620	$574	$440

The following table reconciles Core Office share of net earnings from equity accounted investment for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Unconsolidated properties NOI	$467	$379	$161
Unconsolidated properties fair value gains, net	(62)	599	139
Other	(146)	(164)	(64)
Share of net earnings from equity accounted investments	$259	$814	$236

Core Retail
Our Core Retail segment consists of interests in 127 regional malls and urban retail properties containing over 125 million square feet in the United States through our 29% interest in GGP (34% on a fully-diluted basis, assuming all outstanding warrants are exercised). Our investment in GGP is accounted for under the equity method.

The following table presents FFO and net income attributable to Unitholders in our retail segment for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
FFO	$429	$397	$415
Net income attributable to Unitholders	366	494	1,538

FFO earned in our Core Retail platform for the year ended December 31, 2016 was $429 million compared to $397 million in the prior year. Same-property growth in our portfolio was partially offset by asset sales.

The decrease in FFO from $415 million in 2014 to $397 million in 2015, also reflects the impact of asset dispositions.

Net income attributable to Unitholders decreased by $128 million to $366 million in 2016 compared to $494 million in 2015. This decrease is due to greater mark-to-market losses on our investment in GGP warrants, as a result of a larger decrease in GGP’s share price during 2016 compared to 2015.

Net income attributable to Unitholders decreased by $1,044 million to $494 million in 2015 compared to $1,538 million in 2014 primarily as a result of significant fair value gains in 2014 due to positive leasing spreads and tightening discount and capitalization rates. In addition, this decrease was also due to greater mark-to-market adjustments on our investment in GGP warrants in 2014, as a result of a greater increase in GGP’s share price during 2014 compared to a loss in 2015. During 2014, we also recorded a reversal of a $249 million impairment loss on our investment in GGP.

The following table presents key operating metrics in our Core Retail portfolio for the years ended December 31, 2016 and 2015:

(US$ Millions, except where noted)	Unconsolidated
As at and for the years ended Dec. 31,	2016	2015
NOI:
Total portfolio(1)	$676	$670
Same-property(1)	663	630
Total portfolio:
Number of malls and urban retail properties	127	131
Leasable square feet (in thousands)	125,225	127,659
Occupancy(2)	96.5%	96.8%
In-place net rents (per square foot)(2)	$62.12	$60.92
Tenant sales (per square foot)(2)	$581	$597

(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the investments.

(2)	Presented on a same-property basis.

NOI, which is presented on a proportionate basis, increased to $676 million from $670 million in the prior year due to same-property growth, which was partially offset by the impact of dispositions. On a same-property basis, NOI on unconsolidated properties increased to $663 million from $630 million due to increases in rental rates.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases with commencement dates in 2016 and 2017 compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics:

	Total portfolio
(US$ Millions, except where noted)	Dec. 31, 2016	Dec. 31, 2015
Number of leases	2,213	2,161
Leasing activity (in thousands of square feet)	6,796	6,323
Average term in years	6.8	6.5
Initial rent (per square foot)(1)	$64.13	$67.62
Expiring rent (per square foot)(2)	58.46	60.52
Initial rent spread (per square foot)	5.67	7.10
% Change	9.7%	11.7%
Tenant allowances and leasing costs	$156	$148

(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.

(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through December 31, 2016, we leased approximately 6.8 million square feet at initial rents approximately 9.7% higher than expiring net rents on a suite-to-suite basis. Additionally, for the year ended December 31, 2016 tenant allowances and leasing costs related to leasing activity were $156 million compared to $148 million in the prior year.

Our Core Retail portfolio occupancy rate at December 31, 2016 was 96.5%, down 0.3% from the occupancy rates at December 31, 2015. In our Core Retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes.

In-place rents increased to $62.12 at December 31, 2016 from $60.92 at December 31, 2015, primarily as a result of strong leasing activity across our portfolio.

The following table presents our fair value gains (losses), net from our investment in GGP for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Fair value (losses) gains, net from GGP warrants	$(110)	$(30)	$548
Fair value gains, net from GGP(1)	47	130	574
Total fair value (losses) gains	$(63)	$100	$1,122

(1)	Fair value gains for unconsolidated properties are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We recorded fair value losses of $110 million (2015 - losses of $30 million and 2014 - gains of $548 million) from our GGP warrants, respectively. Fair value (losses) gains, net for the GGP warrants relate to the depreciation or appreciation of the warrants which fluctuate with changes in the market price of the underlying shares.

We recorded fair value gains of $47 million (2015 - $130 million and 2014 - $574 million) from GGP. This decrease is due to higher prior period fair value gains on commercial properties. The decrease in 2015 compared to 2014 was primarily due to the higher fair value gains on our portfolio and a $249 million reversal of an impairment loss in 2014 from 2013.

The key valuation metrics of these properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Dec. 31, 2016			Dec. 31, 2015
	Discount Rate	Terminal capitalization rate	Investment horizon	Discount Rate	Terminal capitalization rate	Investment horizon
Unconsolidated properties:
United States	7.4%	5.9%	10	7.4%	5.8%	10

Equity attributable to Unitholders in the Core Retail segment increased by $128 million from December 31, 2015 to December 31, 2016 due to increased net income attributable to Unitholders, partially offset by a decrease in the value of GGP warrants, as discussed above.

The following table presents an overview of the financial position of our Core Retail segment as at December 31, 2016 and 2015:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Equity accounted investments	7,453	7,215
GGP warrants	1,254	1,364
Total assets	8,707	8,579
Total liabilities	—	—
Total equity attributable to Unitholders	$8,707	$8,579

Equity accounted investments increased by $238 million driven by positive net income, partially offset by dividends received from GGP during the current period.

The following table presents a roll-forward of our partnership’s equity accounted investments for the year ended December 31, 2016:

(US$ Millions)	Dec. 31, 2016
Equity accounted investments, beginning of year	$7,215
Share of net earnings from equity accounted investments	476
Distributions received	(266)
Other	28
Equity accounted investments, end of year	$7,453

Reconciliation of Non-IFRS Measures – Core Retail
The following table reconciles Core Retail NOI to net income for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Total NOI	$—	$—	$8
Interest expense	—	—	(3)
Fair value gains (losses), net	(110)	(30)	548
Share of net earnings from equity accounted investments	476	526	985
Income before income taxes	366	496	1,538
Income tax benefit (expense)	—	—	—
Net income	366	496	1,538
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	—	2	—
Net income attributable to Unitholders	$366	$494	$1,538

The following table reconciles Core Retail net income to FFO for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Net income	$366	$496	$1,538
Add (deduct):
Fair value (gains) losses, net	110	30	(548)
Share of equity accounted fair value gains, net	(47)	(130)	(574)
Non-controlling interests in above items	—	1	(1)
FFO	$429	$397	$415

Opportunistic

Our Opportunistic segment is comprised of the following:

•	107 office properties comprising approximately 29 million square feet of office space in the United States, United Kingdom, Brazil and Asia;

•	Approximately 27 million square feet of retail space across 44 properties throughout the United States and in select Brazilian markets;

•
Over 45 million square feet of industrial space across 182 industrial properties, primarily consisting of modern logistics assets in North America and Europe, with an additional seven million square feet currently under construction;

•	Approximately 30,300 multifamily units across 104 properties throughout the United States;

•	Nineteen hospitality assets with 14,200 rooms in North America, Europe and Australia;

•	340 properties that are leased to automotive dealerships across North America on a triple net lease basis;

•	175 self-storage facilities comprising of approximately 14 million square feet throughout the United States; and

•	Sixteen student housing properties with over 6,800 beds in the United Kingdom.

The following table presents NOI, FFO and net income attributable to Unitholders in our Opportunistic segment for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
NOI	$1,621	$1,106	$579
FFO	320	223	153
Net income attributable to Unitholders	607	402	179

Over the past three years, we have made significant investments our Opportunistic segment. We have also invested in new asset classes, including self-storage and student housing. These investments are the primary driver of the increased earnings for the periods presented. These investments include the following:

•	Acquired the IFC in South Korea, a 5.4 million square feet mixed-use complex in the fourth quarter of 2016;

•	Acquired the remaining common shares of Rouse in the third quarter of 2016;

•	Acquired a portfolio of 16 student housing properties across the United Kingdom throughout 2016;

•	Acquired the Vintage Estate hotel and specialty retail center in Napa Valley, CA in the second quarter of 2016;

•	Acquired a portfolio of 175 self-storage facilities across the United States throughout 2016;

•	Acquired a portfolio of seven office assets in Brazil in the fourth quarter of 2015 and the first quarter of 2016;

•	Acquired Center Parcs UK, which operates five short break destinations across the U.K. during the third quarter of 2015;

•	Acquired Associated Estates, which owns approximately 12,800 multifamily units across the United States, during the third quarter of 2015;

•	Converted our interest in convertible preferred equity of CXTD into common equity in the entity during the third quarter of 2015;

•
Acquired a 4,000-unit multifamily portfolio in Manhattan on a value-add basis, with plans to renovate the majority of those units and benefit from positive rent spreads on the releasing of renovated units, during the fourth quarter of 2014; and

•	Acquired CARS, which owns the real estate for more than 300 automotive dealerships across North America and leases it on a triple net basis, during the fourth quarter of 2014.

Contributing to the increase in net income attributable to Unitholders were net income from the acquisitions noted above, as well as fair value gains, particularly related to our opportunistic office portfolios in India and Brazil, our industrial assets in the U.S. and Germany, our self-storage facilities in the U.S., and our triple net lease portfolio in the U.S. and Canada.

The following table presents key operating metrics for our Opportunistic portfolio as at December 31, 2016 and 2015:

	Equity attributable to Unitholders		Dec. 31, 2016
(US$ Millions, except where noted)	Dec. 31, 2016	Dec. 31, 2015	Number of properties	Total area (sq. ft. in thousands)	Units of measure	Occupancy %
Opportunistic Office	$811	$501	107	28,669	Sq. ft.	83.0%
Opportunistic Retail	967	786	44	26,980	Sq. ft.	89.8%
Industrial	558	510	182	45,360	Sq. ft.	91.9%
Multifamily	762	878	104	30,294	Units	95.0%
Hospitality	738	1,078	19	14,200	Rooms	n/a
Triple Net Lease	428	381	340	17,152	Sq. ft.	99.9%
Self-storage	158	—	175	13,731	Sq. ft.	81.3%
Student Housing	69	—	16	6,835	Beds	98.0%
Finance Funds	162	117	n/a	n/a	n/a	n/a
Total	$4,653	$4,251

The following table presents the contributions to fair value gains from consolidated and unconsolidated investments in our Opportunistic segment:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Fair value gains:
Consolidated investments	$746	$602	$175
Unconsolidated investments(1)	154	138	96
Total fair value gains	$900	$740	$271

(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

The key valuation metrics of our Opportunistic properties on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Dec. 31, 2016			Dec. 31, 2015
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
Opportunistic Office	9.9%	7.6%	7	11.5%	8.3%	6
Opportunistic Retail(1)	10.2%	8.1%	12	11.3%	8.5%	10
Industrial	7.4%	6.6%	10	7.6%	6.8%	10
Multifamily(1)	4.9%	n/a	n/a	5.1%	n/a	n/a
Hospitality	10.2%	7.4%	6	10.0%	7.4%	7
Triple Net Lease(1)	6.1%	n/a	n/a	6.3%	n/a	n/a
Self-storage(1)	6.2%	n/a	n/a	n/a	n/a	n/a
Student Housing(1)	5.9%	n/a	n/a	n/a	n/a	n/a
Unconsolidated properties
Opportunistic Office	9.0%	7.8%	5	8.3%	7.4%	5
Opportunistic Retail(1)	11.0%	9.0%	10	7.2%	n/a	n/a
Industrial	6.9%	6.1%	10	7.1%	6.5%	10
Multifamily(1)	5.1%	n/a	n/a	5.4%	n/a	n/a
Hospitality	11.3%	7.0%	6	9.1%	6.7%	6

(1)
The valuation method used to value multifamily, triple net lease, self-storage and student housing properties is the direct capitalization method which is presented in the discounted rate column. The terminal capitalization rate and investment horizon are not applicable. under this valuation methodology.

The following table presents equity attributable to Unitholders in our Opportunistic segment:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Investment properties	$23,385	$14,924
Property, plant and equipment	5,278	5,023
Equity accounted investments	2,001	2,726
Accounts receivable and other	2,899	3,073
Cash and cash equivalents	808	476
Assets held for sale	147	299
Total assets	34,518	26,521
Less:
Debt obligations	18,211	13,482
Capital securities	183	—
Accounts payable and other liabilities	1,980	1,638
Liabilities associated with assets held for sale	61	137
Non-controlling interests of others in operating subsidiaries and properties	9,430	7,013
Equity attributable to Unitholders	$4,653	$4,251

The increase in investment properties is primarily the result of our acquisition activity and valuation gains, as well as capital spend. These increases were partially offset by the disposition and reclassification of certain multifamily, industrial, and triple net lease properties to assets held for sale.

The increase in property, plant and equipment was the result of the acquisitions of Vintage Estate and Marriott Bethesda North hotels during the year and capital spend, partially offset by depreciation and the negative impact of foreign exchange from Center Parcs UK.

Equity accounted investments decreased during 2016 following the acquisition of incremental interests in Rouse. Consequently, we are now consolidating this investment. In addition, the decrease was attributable to the sale of a portfolio of hotels in Germany. These decreases were partially offset by net income from these investments during the period.

Assets held for sale and related liabilities as of December 31, 2016 include industrial assets in Europe, multifamily assets in the United States and triple net lease assets in the United States, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations increased due to the acquisition activity noted above.

Reconciliation of Non-IFRS Measures - Opportunistic
The following table reconciles Opportunistic NOI to net income for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Commercial property revenue	$1,530	$1,016	$606
Hospitality revenue	1,561	1,276	983
Direct commercial property expense	(434)	(284)	(219)
Direct hospitality expense	(1,036)	(902)	(791)
Total NOI	1,621	1,106	579
Investment and other revenue	58	249	361
Interest expense	(751)	(574)	(367)
General and administrative expense	(211)	(196)	(115)
Investment and other expense	—	(135)	(100)
Depreciation and amortization	(224)	(163)	(130)
Fair value gains, net	746	602	175
Share of net earnings from equity accounted investments	284	251	145
Income before income taxes	1,523	1,140	548
Income tax (expense)	(101)	(48)	(17)
Net income	1,422	1,092	531
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	815	690	352
Net income attributable to Unitholders	$607	$402	$179

The following table reconciles Opportunistic net income to FFO for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Net income	$1,422	$1,092	$531
Add (deduct):
Fair value (gains), net	(746)	(602)	(175)
Share of equity accounted fair value gains, net	(154)	(138)	(96)
Depreciation and amortization of real estate assets	212	153	112
Income tax expense	101	48	17
Non-controlling interests in above items	(515)	(330)	(236)
FFO	$320	$223	$153

Corporate
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
FFO	$(474)	$(484)	$(294)
Net income (loss) attributable to Unitholders	276	(681)	(809)

Certain amounts are allocated to our corporate segment in our management reports as those activities are not used to evaluate our segments’ operating performance.

FFO was a loss of $474 million for the year ended December 31, 2016 compared to a loss of $484 million in the prior year.

Interest expense contributes to this loss and for the year ended December 31, 2016 was $290 million, which is comprised of $214 million of interest expense paid on our credit facilities and $76 million of interest expense on capital securities. This compares to interest expense of $280 million paid in the prior year and $148 million in 2014.

Another component of FFO is general and administrative expense, which for the year ended December 31, 2016, was $208 million, comprised of $104 million of asset management fees, $25 million of equity enhancement fees and $79 million of other corporate costs. This compares to general and administrative expense of $221 million in the prior year and $138 million in 2014.

In addition, during 2016, we recorded fair value gains, net of $6 million primarily related to the settlement of foreign currency forward contracts during the year ended December 31, 2016. Consistent with our risk management policy, the partnership uses such derivative instruments to hedge cash flows in foreign currencies. For further information on the partnership’s use of derivative contracts, please refer to “Derivative Financial Instruments.”

In 2016, we also recorded a $744 million income tax benefit allocated to the corporate segment (2015 - income tax expense of $149 million and 2014 - $515 million). The income tax benefit relates to a reorganization the partnership undertook during the year, to consolidate the ownership of certain subsidiaries holding its core retail and office assets. As a result of the reorganization, there was a change in the tax rate applicable to those subsidiaries, which resulted in a deferred tax recovery of $898 million during the period, which reduced deferred tax liabilities.

The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Accounts receivable and other	$125	$97
Cash and cash equivalents	250	129
Total assets	375	226
Debt obligations	1,980	3,226
Capital securities	2,897	2,880
Deferred tax liabilities	431	1,215
Accounts payable and other liabilities	1,091	505
Non-controlling interests	(396)	(744)
Equity attributable to Unitholders	$(5,628)	$(6,856)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The decrease in corporate debt obligations is primarily a result of the repayment of our fund subscription facility during 2016 using funds from a capital call from investors in the second real estate opportunity fund on final close of the fund.

On December 4, 2014, our partnership issued $1,800 million of exchangeable preferred equity securities (“Preferred Equity Units”) to QIA. During the first quarter of 2015, the proceeds were used to fund the Canary Wharf Transaction. At December 31, 2016 and December 31, 2015, the balance related to the Preferred Equity Units recorded within capital securities was $1,574 million and $1,554 million, respectively.

In August 2016, we renewed our normal course issuer bid for our LP Units for a further one-year period. During the twelve-month period commencing August 18, 2016, and ending August 17, 2017, we may purchase on the Toronto Stock Exchange, the New York Stock Exchange (“NYSE”), and any alternative Canadian trading system, up to 13,097,963 LP Units, representing approximately 5% of our issued and outstanding LP Units. Unitholders may obtain a copy of the Notice of Intention relating to our normal course issuer bid, without charge, by contacting the partnership.

The change in non-controlling interest is primarily related to related to capital contributed by investors in the second Brookfield-sponsored opportunity fund.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2016	Dec. 31, 2015
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$541	$532
Series 2	24,000,000	6.50%	522	516
Series 3	24,000,000	6.75%	511	506
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BOP Split Senior Preferred Shares:
Series 1	924,390	5.25%	24	23
Series 2	699,165	5.75%	13	18
Series 3	913,194	5.00%	17	17
Series 4	984,586	5.20%	19	18
Total capital securities			$2,897	$2,880

In addition, as at December 31, 2016, we had $15 million (December 31, 2015 - $25 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of Non-IFRS Measures – Corporate
Net income to FFO:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Net income (loss)	$252	$(698)	$(830)
Add (deduct):
Fair value (gains) losses, net	(6)	48	—
Income tax (benefit) expense	(744)	149	515
Non-controlling interests in above items	24	17	21
FFO	$(474)	$(484)	$(294)

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

Substantially all of our properties are located in North America, Europe and Australia, with a growing presence in Brazil and Asia. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

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

For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” elsewhere in this annual report on Form 20-F.

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.1% of our Core Office segment tenant base and, as at December 31, 2016, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at December 31, 2016:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	8.1%
Barclays	London	BBB	2.5%
Morgan Stanley	NY/Toronto/London	BBB+	2.4%
CIBC World Markets(3)	Calgary/NY/Toronto	A+	1.8%
Suncor Energy Inc.	Calgary/Houston	A-	1.7%
Bank of America | Merrill Lynch	Denver/NY/LA/Toronto/D.C.	A/A-	1.4%
Bank of Montreal	Calgary/Toronto	A+	1.4%
Deloitte	Calgary/Houston/LA/Toronto/Perth	Not Rated	1.3%
JPMorgan Chase & Co.	Denver/Houston/LA/NY	A	1.2%
Royal Bank of Canada	Various	AA-	1.1%
Total			22.9%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Exposure is a percentage of total leasable square feet.

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our retail portfolio as at December 31, 2016. The largest ten tenants in our portfolio accounted for approximately 20% of minimum rents, tenant recoveries and other.

Tenant	Doing Business As:	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK, Henri Bendel	4.0%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA, House of Hoops, SIX:02	2.8%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	2.4%
Forever 21 Retail, Inc.	Forever 21	1.8%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.8%
Ascena Retail Group	Dress Barn, Justice, Lane Bryant, Maurices, Ann Taylor, Loft	1.5%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.5%
Sephora USA Inc.	Sephora	1.5%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.4%
Luxottica Group S.p.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.3%
Total		20.0%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 10.0% of our Core Office, Core Retail, opportunistic office, opportunistic retail and industrial leases mature annually up to 2021. Our Core Office, Core Retail, opportunistic office, opportunistic retail and industrial portfolio has a weighted average remaining lease life of approximately 6.5 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry. We do not consider the lease-roll risk for our multifamily, hospitality, triple net lease, self-storage and student housing portfolios as the lease lives in each of these respective portfolios are relatively short.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at December 31, 2016, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2017	2018	2019	2020	2021	2022	2023	2024 and	Total
									Beyond
Core Office	6,190	3,155	4,932	4,258	5,765	5,580	5,506	5,381	39,525	80,292
Expiring %	7.7%	3.9%	6.1%	5.3%	7.2%	6.9%	6.9%	6.7%	49.3%	100.0%
Core Retail(1)	1,553	6,858	5,621	5,773	4,130	4,686	3,379	3,712	17,065	52,777
Expiring %	2.9%	13.0%	10.7%	10.9%	7.8%	8.9%	6.4%	7.0%	32.4%	100.0%
Opportunistic Office	3,583	2,202	1,615	2,869	3,209	2,997	503	234	3,858	21,070
Expiring %	17.0%	10.5%	7.7%	13.6%	15.2%	14.2%	2.4%	1.1%	18.3%	100.0%
Opportunistic Retail	1,338	1,548	1,448	1,337	1,298	1,237	701	687	4,207	13,801
Expiring %	9.7%	11.2%	10.5%	9.7%	9.4%	9.0%	5.1%	5.0%	30.4%	100.0%
Industrial	3,680	2,600	6,421	5,478	5,623	5,731	2,994	1,998	10,835	45,360
Expiring %	8.1%	5.7%	14.2%	12.1%	12.4%	12.6%	6.6%	4.4%	23.9%	100.0%

(1)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

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

Approximately 50% of our outstanding debt obligations at December 31, 2016 are floating rate debt compared to 55% at December 31, 2015. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $169 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $24 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At December 31, 2016, our consolidated debt to capitalization was 47% (December 31, 2015 – 47%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the year ended December 31, 2016, approximately 34% of our assets and 33% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

The following table shows the impact of a 10% change in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2016
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	(329)	$25	$—
Australian Dollar	A$	2,344	(169)	—
British Pound		£3,749	(463)	—
Euro		€326	(34)	—
Brazilian Real	R$	1,941	(60)	—
Indian Rupee	Rs	10,436	(15)	—
Hong Kong Dollar	HK$	(77)	1	—
Chinese Yuan	C¥	1,001	(16)	—
South Korean Won	₩	147,052	(12)	—
Total			$(743)	$—

(1)	As of December 31, 2016, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(1)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2015
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	(268)	$19	$—
Australian Dollar	A$	2,721	(198)	—
British Pound		£3,620	(533)	—
Euro		€588	(64)	—
Brazilian Real	R$	1,725	(44)	—
New Zealand Dollar	NZ$	29	(2)	—
Indian Rupee	Rs	9,166	(14)	—
Chinese Yuan	C¥	1,268	(20)	—
Total			$(856)	$—

(1)	As of December 31, 2015, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(1)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2014
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	(223)	$19	$—
Australian Dollar	A$	2,668	(218)	—
British Pound		£1,468	(229)	—
Euro		€205	(9)	(12)
Brazilian Real	R$	1,325	(50)	—
New Zealand Dollar	NZ$	44	(4)	—
Indian Rupee	Rs	6,104	(10)	—
Total			$(501)	$(12)

(1)	As of December 31, 2014, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, and Special LP Units.

(1)	Net of Canadian Dollar denominated loans.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	Interest rate caps to hedge interest rate risk on certain variable rate debt;

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging
The following table provides our partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2016 and 2015:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2016	Interest rate caps of US$ LIBOR debt	$4,933	2.5% - 5.8%	Jan. 2017 - Jun. 2020	$—
	Interest rate swaps of US$ LIBOR debt	502	1.5% - 2.2%	Jun. 2018 - Nov. 2020	(6)
	Interest rate caps of £ LIBOR debt	37	2.5%	Aug. 2017	—
	Interest rate swaps of £ LIBOR debt	85	1.0% - 1.5%	Apr. 2020 - Jun. 2021	2
	Interest rate swaps of € EURIBOR debt	146	0.3% - 1.4%	Oct. 2017 - Apr. 2021	(4)
	Interest rate swaps of C$ LIBOR debt	44	3.7%	Nov. 2021	—
	Interest rate swaps of A$ BBSW/BBSY debt	65	1.9%	Jul. 2017	(1)
	Interest rate swaps on forecasted fixed rate debt	300	3.7% - 4.0%	Jun. 2027 - Jun. 2029	(34)
Dec. 31, 2015	Interest rate caps of US$ LIBOR debt	$3,654	2.5% - 5.8%	Jan. 2016 - Oct. 2018	$—
	Interest rate swaps of US$ LIBOR debt	285	2.1% - 2.2%	Oct. 2020 - Nov. 2020	(8)
	Interest rate swaps of £ LIBOR debt	77	1.5%	Apr. 2020	1
	Interest rate swaps of € EURIBOR debt	187	0.02% - 1.4%	Oct. 2017 - Feb. 2021	5
	Interest rate swaps of A$ BBSW/BBSY debt	488	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(9)
	Interest rate swaps on forecasted fixed rate debt	1,885	3.1% - 5.5%	Jan. 2026 - Jun. 2029	(332)

For the year ended December 31, 2016, the amount of hedge ineffectiveness recorded in earnings in connection with our partnership’s interest rate hedging activities totaled $18 million. For the year ended December 31, 2015, the amount of hedge ineffectiveness recorded in earnings was not significant.

Foreign Currency Hedging

The following table presents the partnership's outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2016 and 2015:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2016	Net investment hedges		€600	€0.87/$ - €0.94/$	Feb. 2017 - Feb. 2018	8
	Net investment hedges		£3,664	£0.68/$ - £0.82/$	Jan. 2017 - Jan. 2018	(18)
	Net investment hedges	A$	1,967	A$1.32/$ - A$1.41/$	Jan. 2017 - Dec. 2017	36
	Net investment hedges	C¥	1,750	C¥6.77/$ - C¥7.20/$	Feb. 2017 - Dec. 2017	7
	Net investment hedges	R$	—	R$3.27/$ - R$3.83/$	Jan. 2017 - Feb. 2017	(9)
	Cash flow hedges	R$	500	R$3.35/$	Mar. 2017	1
	Net investment hedges	₩	585,600	₩1,135.30/$ - ₩1,167.90/$	Sep. 2017 - Dec. 2017	22
	Cash flow hedges	Rs	12,500	Rs67.84/$ - Rs70.60/$	Feb. 2017 - Sep. 2017	1
Dec. 31, 2015	Net investment hedges		£2,346	£0.64/$ - £0.68/$	Jan. 2016 - Mar. 2017	$26
	Net investment hedges	C¥	2,000	C¥6.62/$ - C¥6.78/$	Feb. 2016 - Dec. 2016	3
	Net investment hedges	A$	811	A$1.29/$ - A$1.44/$	Jan. 2016 - Feb. 2017	2
	Net investment hedges		€446	€0.80/$ - €0.94/$	May 2016 - Dec. 2016	1
	Cash flow hedges	R$	613	R$3.89/$ - R$3.96/$	Jan. 2016 - Mar. 2016	(8)

In addition, as of December 31, 2016, our partnership had designated C$690 million (December 31, 2015 – C$900 million) of Canadian Dollar financial liabilities as hedges against our partnership’s net investment in Canadian operations.

For the years ended December 31, 2016 and 2015, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of our partnership’s other derivatives that have been entered into to manage financial risks as of December 31, 2016 and December 31, 2015:

(US$ millions)	Derivative type	Notional	Maturity dates	Rates	Fair value
Dec. 31, 2016	Interest rate swaps on forecasted fixed rate debt	$1,460	Jun. 2018 - Nov. 2028	1.9% - 6.0%	$(172)
	Interest rate caps	350	Jul. 2017	3.25%	—
Dec. 31, 2015	Interest rate caps	$381	Mar. 2016	3.65%	$—
	Interest rate caps	350	Jul. 2017	3.25%	—
	Interest rate caps	34	Jan. 2016	3.00%	—
	Interest rate caps	75	Feb. 2016	2.93%	—

(US$ Millions)	Derivative type		Notional	Maturity dates	Strike prices	Fair value
Dec. 31, 2015	Foreign currency call	A$	175	Mar. 2016	A$1.22/$	$—
	Foreign currency call	A$	275	Apr. 2016	A$1.25/$	—
	Foreign currency put		£370	Jan. 2016	£0.71/$	—
	Foreign currency put		£200	Mar. 2016	£0.71/$	(1)
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—
	Foreign currency call	A$	250	Apr. 2016	A$1.22/$	—

There were no outstanding foreign currency calls or puts as of December 31, 2016

During 2016, our partnership recognized fair value losses, net of approximately $60 million related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

During 2016, our partnership entered into swaptions with a notional amount of totaling $1,660 million, with a 1.00% rate and maturity dates from June 2017 to November 2018. The fair value of these derivatives as of December 31, 2016 was $2 million.

These other derivatives have not been designated as hedges for accounting purposes.

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

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, prior to the third quarter of 2015, on a quarterly basis, the partnership paid a base management fee (“base management fee”), to the service providers equal to $12.5 million per quarter ($50.0 million annually).

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

The base management fee for the year ended December 31, 2016 was $104.4 million (2015 - $76.1 million, 2014 - $50.0 million). The equity enhancement distribution for the year ended December 31, 2016 was $25.1 million (2015 - $59.9 million, 2014 - $50.0 million).

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

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Balances outstanding with related parties:
Participating loan interests	$471	$449
Equity accounted investments	110	143
Loans and notes receivable(1)	46	63
Receivables and other assets	71	29
Property-specific obligations	(323)	(362)
Corporate debt obligations	—	(1,000)
Deposit from Brookfield Asset Management	(500)	—
Other liabilities	(136)	(373)
Capital securities held by Brookfield	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(25)

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Transactions with related parties:
Commercial property revenue	$20	$22	$16
Management fee income	5	3	—
Participating loan interests (including fair value gains, net)(1)	61	129	88
Interest expense on debt obligations	28	55	23
Interest on capital securities held by Brookfield Asset Management	76	76	76
General and administrative expense (2)	212	207	187
Construction costs(3)	266	308	207

(1)
Includes $46 million receivable from Brookfield Asset Management upon the earlier of our partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(2)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with our private funds, and administrative services.

During the first quarter of 2016, the partnership’s 50/50 joint venture with the Investment Corporation of Dubai (“ICD”) acquired land in Dubai on which ICD Brookfield Place Dubai will be erected. BPO serves as the development manager and, as such, earns a management fee during the construction period. In addition, the primary contractor for the construction of the property will be a joint venture of Brookfield Multiplex Pty. Ltd., which is indirectly owned by Brookfield Asset Management through Brookfield Business Partners L.P. (“Brookfield Business Partners”).

During the first quarter of 2016, Fairfield Residential Company LLC (“Fairfield”), which is majority-owned by Brookfield Asset Management, sold a multifamily development site in Camarillo, CA to BPO for consideration of $35 million. During the second quarter of 2016, BPO sold a 1% interest in this investment back to Fairfield, which will receive fees for serving as developer, property manager and general contractor.

During the second quarter of 2016, in connection with the creation of Brookfield Business Partners, a subsidiary of the partnership sold its 80% interest in Brookfield Condominium Services Ltd. to a subsidiary of Brookfield Business Partners for $15 million in cash.

In connection with the launch of the open-ended fund, the partnership contributed certain operating buildings and development projects. Following this transaction, BPO will earn property management fees on certain properties in the portfolio and Fairfield will serve as development manager, for a fee, for certain of the development projects contributed to the fund. In addition, the partnership will incur asset management fees from Brookfield Asset Management-affiliated entities for the management of the fund.

During the fourth quarter of 2016, a subsidiary of the partnership sold its interest in Oak Ridges Seaton Inc. to Brookfield Homes Limited for C$48 million and the Allen Center Central Plant within One Allen Center in Houston to Brookfield Infrastructure Group for net proceeds of $18 million.

Also during the fourth quarter of 2016, Brookfield Asset Management made a $500 million on-demand deposit to the partnership, which amount was outstanding at December 31, 2016.

PORTFOLIO LISTING
The following table presents details of our property portfolio as of December 31, 2016:

Core Office Property Portfolio			Assets under management			Proportionate at subsidiary level(1)			Proportionate to Unitholders(2)		Proportionate to LP Unitholders(3)
Dec. 31, 2016	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
(Sq. ft in 000’s)
CONSOLIDATED PROPERTIES
United States
Midtown New York	1	100.0%	1,134	14	1,148	100.0%	1,134	1,148	1,134	1,148	416	421
Downtown New York	6	92.5%	10,283	478	10,761	100.0%	10,283	10,761	10,283	10,761	3,773	3,949
Washington, D.C.	13	84.5%	3,160	2,040	5,200	92.3%	2,904	4,797	2,904	4,797	1,065	1,760
Los Angeles	7	87.2%	8,565	4,277	12,842	47.3%	4,052	6,076	4,052	6,076	1,487	2,230
Houston	5	86.0%	5,053	1,186	6,239	86.6%	4,390	5,400	4,390	5,400	1,611	1,982
Denver	1	95.2%	1,316	581	1,897	51.0%	672	968	672	967	246	355
San Francisco	1	97.5%	199	6	205	49.8%	100	102	100	102	37	37
	34	89.4%	29,710	8,582	38,292	76.4%	23,535	29,252	23,535	29,251	8,635	10,734
Canada
Toronto	11	94.0%	9,264	1,706	10,970	69.2%	6,420	7,583	6,420	7,583	2,356	2,783
Calgary	8	93.5%	5,633	1,194	6,827	50.0%	2,817	3,415	2,817	3,415	1,034	1,253
Ottawa	7	95.0%	1,733	804	2,537	25.1%	437	637	437	637	160	234
	26	93.9%	16,630	3,704	20,334	57.2%	9,674	11,635	9,674	11,635	3,550	4,270
Australia and New Zealand
Sydney	4	94.8%	789	140	929	82.7%	664	768	664	768	244	282
Melbourne	1	98.5%	499	4	503	50.1%	249	252	249	252	91	92
Brisbane	1	57.3%	305	36	341	100.0%	305	341	305	341	112	125
Perth	4	89.7%	1,891	227	2,118	83.9%	1,587	1,778	1,587	1,778	582	652
	10	89.3%	3,484	407	3,891	80.7%	2,805	3,139	2,805	3,139	1,029	1,151
United Kingdom
London	3	99.5%	668	78	746	100.0%	668	746	668	746	245	274
	3	99.5%	668	78	746	100.0%	668	746	668	746	245	274
Brazil
São Paulo	1	100.0%	276	209	485	51.1%	141	248	141	248	52	91
	1	100.0%	276	209	485	51.1%	141	248	141	248	52	91
Total Consolidated Properties	74	91.1%	50,768	12,980	63,748	70.6%	36,823	45,020	36,823	45,019	13,511	16,520

UNCONSOLIDATED PROPERTIES
United States
Midtown New York	4	85.2%	5,299	104	5,403	50.2%	2,662	2,713	2,662	2,713	977	996
Downtown New York	1	95.4%	2,581	65	2,646	15.0%	387	397	387	397	142	146
Washington, D.C.	11	95.9%	2,564	908	3,472	35.2%	905	1,222	905	1,222	333	449
Boston	2	98.8%	910	245	1,155	27.7%	255	320	255	320	94	118
Los Angeles	2	93.2%	371	389	760	42.2%	157	321	157	321	58	118
Houston	1	98.9%	1,135	699	1,834	10.0%	113	183	113	183	42	68
Denver	1	91.7%	1,338	511	1,849	50.0%	669	924	669	924	245	339
	22	91.8%	14,198	2,921	17,119	35.5%	5,148	6,080	5,148	6,080	1,891	2,234
Australia and New Zealand
Sydney	6	99.0%	2,931	526	3,457	51.8%	1,515	1,790	1,515	1,790	555	656
Melbourne	1	99.9%	858	339	1,197	50.0%	429	598	429	598	158	220
	7	99.2%	3,789	865	4,654	51.3%	1,944	2,388	1,944	2,388	713	876
United Kingdom
London	23	97.6%	9,061	1,091	10,152	40.4%	3,562	4,097	3,562	4,097	1,307	1,503
	23	97.6%	9,061	1,091	10,152	40.4%	3,562	4,097	3,562	4,097	1,307	1,503
Germany
Berlin	16	89.4%	2,476	1,171	3,647	25.0%	620	911	620	911	227	334
	16	89.4%	2,476	1,171	3,647	25.0%	620	911	620	911	227	334
Total Unconsolidated Properties	68	94.3%	29,524	6,048	35,572	37.9%	11,274	13,476	11,274	13,476	4,138	4,947
Total Core Office Properties	142	92.3%	80,292	19,028	99,320	58.9%	48,097	58,496	48,097	58,495	17,649	21,467

(1)	Reflects our partnership’s interest before considering non-controlling interests in operating subsidiaries.

(2)	Reflects our partnership’s interest before considering non-controlling interests in subsidiaries, including Brookfield Canada Office Properties and Brookfield Prime Property Fund.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Opportunistic Office Property Portfolio			Assets under management			Proportionate at subsidiary level(1)			Proportionate to Unitholders(2)		Proportionate to LP Unitholders(3)
Dec. 31, 2016	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
(Sq. ft in 000’s)
CONSOLIDATED PROPERTIES
United States
Los Angeles	12	63.5%	1,283	—	1,283	100.0%	1,283	1,283	384	384	141	141
San Diego	1	41.2%	177	—	177	100.0%	177	177	53	53	19	19
San Francisco/San Jose	31	89.6%	1,159	—	1,159	100.0%	1,159	1,159	347	347	127	127
Washington, D.C.	6	85.2%	1,205	—	1,205	100.0%	1,205	1,205	308	308	113	113
Dallas	6	60.0%	466	—	466	100.0%	466	466	140	140	51	51
	56	75.3%	4,290	—	4,290	100.0%	4,290	4,290	1,232	1,232	451	451
United Kingdom
London	2	91.2%	816	90	906	100.0%	816	906	242	270	89	99
	2	91.2%	816	90	906	100.0%	816	906	242	270	89	99
Brazil
Rio de Janeiro	3	96.4%	1,207	618	1,825	100.0%	1,207	1,825	388	588	142	216
São Paulo	4	36.4%	950	950	1,900	100.0%	950	1,900	306	612	112	225
	7	70.0%	2,157	1,568	3,725	100.0%	2,157	3,725	694	1,200	254	441
India
NCR (Delhi region)	27	96.7%	7,882	3,849	11,731	100.0%	7,882	11,731	2,579	3,838	946	1,408
Kolkata	10	79.7%	2,523	903	3,426	100.0%	2,523	3,426	825	1,121	303	411
	37	92.6%	10,405	4,752	15,157	100.0%	10,405	15,157	3,404	4,959	1,249	1,819
South Korea
Seoul	4	68.5%	3,276	1,189	4,465	62.7%	2,056	2,801	525	810	193	262
	4	68.5%	3,276	1,189	4,465	62.7%	2,056	2,801	525	810	193	262
Total Consolidated Properties	106	82.9%	20,944	7,599	28,543	94.2%	19,724	26,879	6,097	8,471	2,236	3,072

UNCONSOLIDATED PROPERTIES
United States
Los Angeles	1	100.0%	126	—	126	100.0%	126	126	28	28	10	10
	1	100.0%	126	—	126	100.0%	126	126	28	28	10	10
Total Unconsolidated Properties	1	100.0%	126	—	126	100.0%	126	126	28	28	10	10
Total Opportunistic Office Properties	107	83.0%	21,070	7,599	28,669	94.2%	19,850	27,005	6,125	8,499	2,246	3,082

Core Retail Property Portfolio(1)			Assets under management	Proportionate at subsidiary level(2)		Proportionate to Unitholders(3)	Proportionate to LP Unitholders(4)
Dec. 31, 2016	Number of properties	% Leased	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
UNCONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	19	95.9%	16,198	74.2%	12,022	3,472	1,274
Southwest region	17	98.1%	21,198	85.7%	18,166	5,247	1,926
East North Central region	16	95.3%	16,442	83.0%	13,651	3,943	1,447
Southeast region	17	97.2%	16,479	78.8%	12,986	3,751	1,377
Mideast region	16	97.1%	15,721	84.2%	13,239	3,824	1,403
Mountain region	13	96.7%	13,728	82.9%	11,382	3,288	1,206
Northeast region	18	97.4%	15,171	85.2%	12,931	3,735	1,371
West North Central region	11	96.4%	10,288	94.9%	9,764	2,820	1,035
Total Unconsolidated Properties	127	96.9%	125,225	83.2%	104,141	30,080	11,039
Total Core Retail Properties	127	96.9%	125,225	83.2%	104,141	30,080	11,039

(1)	Does not include non-regional malls

(2)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(3)	Reflects our partnership’s interest net of non-controlling interests described in note (2) above.

(4)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Opportunistic Retail Property Portfolio(1)			Assets under management	Proportionate at subsidiary level(2)		Proportionate to Unitholders(3)	Proportionate to LP Unitholders(4)
Dec. 31, 2016	Number of properties	% Leased	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	10	89.9%	7,762	100.0%	7,762	3,906	1,433
Southwest region	6	82.3%	3,124	100.0%	3,124	1,519	557
East North Central region	6	90.5%	4,497	100.0%	4,497	2,263	830
Southeast region	3	89.3%	2,809	86.9%	2,442	1,229	451
Mideast region	4	95.0%	3,196	100.0%	3,196	1,609	590
Mountain region	6	87.5%	2,210	100.0%	2,210	1,112	408
Northeast region	2	88.8%	603	100.0%	603	183	67
	37	89.4%	24,201	98.5%	23,834	11,821	4,336
Brazil
São Paulo	4	94.2%	1,438	49.9%	718	348	128
Rio de Janeiro	2	97.1%	969	73.0%	707	322	118
	6	95.4%	2,407	59.2%	1,425	670	246
Total Consolidated Properties	43	89.9%	26,608	94.9%	25,259	12,491	4,582

UNCONSOLIDATED PROPERTIES
U.S. Properties
Mountain region	1	79.3%	372	100.0%	372	44	16
Total Unconsolidated Properties	1	79.3%	372	100.0%	372	44	16
Total Opportunistic Retail Properties	44	89.8%	26,980	95.0%	25,631	12,535	4,598

(1)	Does not include non-regional malls; includes anchor space.

(2)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(3)	Reflects our partnership’s interest net of non-controlling interests described in note (2) above.

(4)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Industrial Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2016	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
United States
California	18	2,937	100.0%	2,937	880	323
Florida	4	572	100.0%	572	171	63
Georgia	3	1,320	100.0%	1,320	395	145
Illinois	5	1,702	100.0%	1,702	510	187
Indiana	2	1,258	100.0%	1,258	377	138
Kentucky	3	2,097	100.0%	2,097	628	230
Mississippi	4	1,975	100.0%	1,975	592	217
New Jersey	1	343	100.0%	343	103	38
Ohio	1	109	100.0%	109	33	12
Texas	49	7,277	100.0%	7,275	2,174	800
Utah	1	232	50.0%	116	70	26
	91	19,822	99.4%	19,704	5,933	2,179
Europe
France	22	5,100	98.0%	4,995	1,755	644
Germany	18	4,492	97.5%	4,380	1,546	567
Netherlands	15	2,300	100.0%	2,300	792	291
United Kingdom	7	948	100.0%	948	326	120
	62	12,840	98.3%	12,623	4,419	1,622
Asia
China	1	274	100.0%	274	94	34
	1	274	100.0%	274	94	34
Total Consolidated Properties	154	32,936	99.0%	32,601	10,446	3,835

UNCONSOLIDATED PROPERTIES
United States
California	2	1,691	50.0%	846	507	186
Florida	3	548	50.0%	274	164	60
Georgia	1	396	50.0%	198	119	44
Illinois	4	1,179	50.0%	589	353	130
Kentucky	1	387	50.0%	194	116	43
Mississippi	5	2,038	49.8%	1,016	611	224
New Jersey	3	2,553	50.0%	1,276	765	281
Ohio	4	1,998	36.8%	736	598	219
Texas	5	1,634	49.9%	815	484	180
Total Unconsolidated Properties	28	12,424	47.8%	5,944	3,717	1,367
Total Industrial Properties	182	45,360	85.0%	38,545	14,163	5,202

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest before considering non-controlling interests of others in subsidiaries.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Multifamily Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2016	Number of properties	Total	Owned %	Total	Total	Total
(Units)
CONSOLIDATED PROPERTIES
United States
New York	6	3,962	99.0%	3,922	1,203	441
Ohio	15	2,884	100.0%	2,884	737	270
Virginia	8	2,596	100.0%	2,596	696	255
Texas	8	2,107	100.0%	2,107	571	210
North Carolina	8	1,638	100.0%	1,638	429	157
Michigan	5	1,534	100.0%	1,534	392	144
Florida	4	1,294	100.0%	1,294	331	121
Indiana	3	836	100.0%	836	214	79
Georgia	2	531	100.0%	531	135	50
Maryland	1	140	100.0%	140	36	13
Total Consolidated Properties	60	17,522	99.8%	17,482	4,744	1,740

UNCONSOLIDATED PROPERTIES
United States
Texas	7	2,314	100.0%	2,314	529	194
Florida	8	2,246	100.0%	2,246	667	245
Arizona	5	1,906	100.0%	1,906	658	241
California	7	1,769	100.0%	1,769	659	242
Washington	5	1,248	100.0%	1,248	465	171
Nevada	3	882	100.0%	882	329	121
Georgia	2	728	100.0%	728	177	65
North Carolina	2	692	100.0%	692	168	62
Maryland	1	300	100.0%	300	112	41
Virginia	1	226	100.0%	226	84	31
Connecticut	1	168	100.0%	168	63	23
Colorado	1	160	100.0%	160	60	22
Massachusetts	1	133	100.0%	133	50	18
Total Unconsolidated Properties	44	12,772	100.0%	12,772	4,021	1,476
Total Multifamily Properties	104	30,294	99.9%	30,254	8,765	3,216

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries and properties.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Hospitality Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2016	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
North America	4	5,947	100.0%	5,947	2,418	887
United Kingdom	5	4,139	100.0%	4,139	1,133	416
Total Consolidated Properties	9	10,086	100.0%	10,086	3,551	1,303

UNCONSOLIDATED PROPERTIES
North America	7	2,816	76.0%	2,140	546	200
Australia	3	1,298	100.0%	1,298	408	150
Total Unconsolidated Properties	10	4,114	83.6%	3,438	954	350
Total Hospitality Properties	19	14,200	95.2%	13,524	4,505	1,653

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Triple Net Lease Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2016	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
North America	340	17,152	100.0%	17,152	4,399	1,614
Total Consolidated Properties	340	17,152	100.0%	17,152	4,399	1,614

Total Triple Net Lease Properties	340	17,152	100.0%	17,152	4,399	1,614

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Self-Storage Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2016	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
United States	175	13,731	100.0%	13,731	3,510	1,288
Total Consolidated Properties	175	13,731	100.0%	13,731	3,510	1,288

Total Self-Storage Properties	175	13,731	100.0%	13,731	3,510	1,288

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Student Housing Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2016	Number of properties	Total	Owned %	Total	Total	Total
(Beds)
CONSOLIDATED PROPERTIES
United Kingdom	16	6,835	100.0%	6,835	1,747	641
Total Consolidated Properties	16	6,835	100.0%	6,835	1,747	641

Total Student Housing Properties	16	6,835	100.0%	6,835	1,747	641

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

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

Investment Properties
Investment properties include commercial properties held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. We determine the fair value of each investment property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the balance sheet date, less future cash flows (including rental payments and other outflows) in respect of such leases. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Fair values are primarily determined by discounting the expected future cash flows as opposed to the direct capitalization approach. In determining the appropriateness of the methodology applied, our partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cash flows. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

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

Revaluation Method Hospitality Assets
We account for our investments in hospitality properties as property, plant and equipment under the revaluation model. Hospitality properties are recognized initially at cost or fair value if acquired in a business combination and subsequently carried at fair value at the balance sheet date less any accumulated impairment and subsequent accumulated depreciation. Fair values of North American hospitality properties are determined internally using discounted cash flow models with inputs from available market evidence. Fair values for the short-break destinations across the United Kingdom owned by Center Parcs UK are determined using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets.

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

GGP
As of December 31, 2016, we held an indirect 29% interest in GGP and were entitled to nominate three of the nine directors to GGP’s board and vote all of our shares for those directors.

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

We measure deferred income taxes associated with our investment properties based on our specific intention with respect to each asset at the end of the reporting period. Where we have a specific intention to sell a property in the foreseeable future or where existing contractual arrangements create an intention to sell in the future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

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

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. We generally do not measure or record our properties prepared by external valuation professionals.

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

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with early application permitted, and will be applied retrospectively. The partnership is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

The amendments to IAS 7, Statement of Cash Flows requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. The amendment to IAS 7 is effective for annual periods beginning January 1, 2017. Since the amendments are being issued less than one year before the effective date, the partnership is not required to provide comparative information when it first applies the amendments.

The amendment to IAS 12, Income Taxes clarifies the following aspects: (i) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (ii) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (iii) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; (iv) an entity assesses a deferred tax asset in combination with other deferred tax assets. The amendment to IAS 12 is effective for annual periods beginning January 1, 2017. The amendment will not have any impact to the consolidated financial statements of the partnership as the partnership currently calculates the deferred tax assets and liabilities in accordance with the clarified guidance.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) clarifies that the date of foreign currency transactions for purposes of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation is effective for periods beginning on or after January 1, 2018 and may be applied either retrospectively or prospectively. The partnership has not yet determined the impact of IFRIC 22 to its consolidated financial statements.

5.B.    LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at December 31, 2016, capital totaled $72 billion compared with $65 billion at December 31, 2015.

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

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Investing activities which could include:

◦	Discretionary capital expenditures;

◦	Property acquisitions and other investments;

◦	Future developments; and

◦	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $6,854 million at December 31, 2016 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities. Since December 31, 2015, we added construction facilities related to certain active developments.

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Corporate cash and cash equivalents	$125	$77
Available committed corporate credit facility	1,369	368
Available subordinated credit facility	253	174
Corporate liquidity	1,747	619
Proportionate cash retained at subsidiaries	1,102	1,000
Proportionate availability under construction facilities	3,013	1,983
Proportionate availability under subsidiary credit facilities	992	536
Group-wide liquidity(1)	$6,854	$4,138

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Dec. 31, 2016
2017	$3,900
2018	4,168
2019	3,900
2020	2,356
2021	4,429
Thereafter	6,943
Deferred financing costs	(189)
Secured debt obligations	$25,507
Loan to value (%)	52.3%

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2016. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership. Summaries of our debt profile for each of our segments are included elsewhere in this Form 20-F.

For the years ended December 31, 2016, 2015 and 2014, the partnership made distributions to unitholders of $796 million, $755 million and $663 million, respectively. This compares to cash flow from operating activities of $745 million, $590 million and $483 million, respectively, for each of the three years then ended. In 2016, 2015 and 2014, distributions exceeded cash flow from operating activities. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. In 2016, 2015 and 2014, the partnership funded the gap between its distributions and cash flow from operating activities through approximately $1,180 million, $1,193 million and $431 million of realized gains from the disposition of assets with meaningful returns on capital, respectively. Distributions made to unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

 5.C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

 5.D.    TREND INFORMATION

We will seek to increase the cash flows from our Core Office and Core Retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. Our beliefs as to the opportunities for our partnership to increase occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements”.

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

 5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2016:

(US$ Millions)		Payments due by period
Dec. 31, 2016	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations	$33,519	$5,096	$5,422	$6,693	$3,952	$4,772	$7,584
Capital securities	4,171	370	143	—	522	511	2,625
Lease obligations	4,374	29	27	28	29	29	4,232
Commitments(1)	2,268	1,201	753	294	20	—	—

Interest expense(2):
Debt obligations	6,711	$1,488	$1,286	$1,060	$884	$652	$1,341
Capital securities	1,270	198	188	188	164	154	378
Interest rate swaps	163	73	56	24	7	2	1

(1)	Primarily consists of construction commitments on commercial developments.

(2)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

 5.G.    SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements”.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

 6.A.    DIRECTORS AND SENIOR MANAGEMENT

Governance

As required by law, our limited partnership agreement provides for the management and control of our company by a general partner rather than a board of directors and officers. The BPY General Partner serves as our company’s general partner and has a board of directors. The BPY General Partner has sole responsibility and authority for the central management and control of our company, which is exercised through its board of directors. Accordingly, references herein to “our directors” and “our board” refer to the board of directors of the BPY General Partner.

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation
Jeffrey M. Blidner Toronto, Canada	68	Director	Senior Managing Partner of Brookfield Asset Management
Soon Young Chang Dubai, United Arab Emirates	57	Director	Director of Dubai World; Senior Advisor of Investment Corporation of Dubai
Richard B. Clark New York, United States	58	Chairman of the Board, Director	Senior Managing Partner of Brookfield Asset Management and Chairman, Brookfield Property Group
Omar Carneiro da Cunha(3) Rio de Janeiro, Brazil	70	Director	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes
Stephen DeNardo(2) Stamford, United States	63	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Louis Joseph Maroun(2)(3) Warwick, Bermuda	66	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
Lars Rodert(3) Stockholm, Sweden	55	Director	Founder and Chief Executive Officer of ÖstVäst Capital Management
Lisa M. Shalett Purchase, United States	50	Director	Director
José Ramón Valente Vías (2) Santiago, Chile	54	Director	Partner and Executive Director of ECONSULT

(1)	The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.

(2)	Member of the audit committee. Mr. DeNardo is the Chair of the audit committee and is the audit committee financial expert.

(3)	Member of the governance and nominating committee. Mr. Maroun is the Chair of the governance and nominating committee.

Set forth below is biographical information for the BPY General Partner’s current directors.

Jeffrey M. Blidner. Mr. Blidner is a Senior Managing Partner of Brookfield Asset Management and is responsible for strategic planning and transaction execution. Mr. Blidner is also Chief Executive Officer of Brookfield’s Private Funds Group, Chairman and a director of Brookfield Renewable Energy Partners L.P. and a director of Brookfield Asset Management and Brookfield Infrastructure Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist.

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

Richard B. Clark. Mr. Clark is a Senior Managing Partner of Brookfield Asset Management and Chairman of the board of directors of the company and a member of the board of directors of GGP and Brookfield Properties. He has over 30 years of real estate experience. Mr. Clark has been employed by Brookfield and its predecessors since 1984 in various senior roles including

President and CEO of Brookfield Properties. Mr. Clark holds a Bachelor of Science in Business from the Indiana University of Pennsylvania.

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

Louis Joseph Maroun. Mr. Maroun is the Founder and Chairman of Sigma Real Estate Advisors and Sigma Capital Corporation, which specializes in international real estate advisory services. Prior to this role, Mr. Maroun was the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun also is on the board of directors of Brookfield Renewable Energy Partners L.P., and Summit Industrial Income REIT. Mr. Maroun graduated from the University of New Brunswick in 1972 with a Bachelor’s degree, followed by a series of post graduate studies and in January of 2007, after a long and successful career in investment real estate, Mr. Maroun was elected to the position of Fellow of the Royal Institute of Chartered Surveyors.

Lars Rodert. Mr. Rodert is the founder and CEO of ÖstVäst Capital Management, or OVCM. Mr. Rodert has 30 years of experience in global investment industry. Prior to OVCM, Mr. Rodert spent 11 years as a Global Investment Manager for IKEA Treasury. Before joining IKEA, Mr. Rodert was with SEB Asset Management for 10 years as CIO and responsible for SEB Global Funds. Prior to SEB, Mr. Rodert spent 10 years in North America with five years at Investment Bank Gordon Capital and five years as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert is a director of PCCW Limited, an information and communications technology company. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.

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

Our Management

The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its property business through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the real estate investment cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of real estate investment and operational expertise throughout our operating entities which specialize in office, retail, multifamily, industrial, hospitality, triple net lease, self-storage and student housing assets, generating significant and stable operating cash flows. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Brian W. Kingston	43	19	16	Chief Executive Officer
Bryan K. Davis	43	21	18	Chief Financial Officer

Set forth below is biographical information for Messrs. Kingston and Davis.

Brian W. Kingston. Mr. Kingston was named Chief Executive Officer in 2015. He is also a Senior Managing Partner at Brookfield Asset Management and a director of GGP. Prior to that, he was the President and Chief Investment Officer of Brookfield Property Group. Mr. Kingston joined Brookfield in 2001 and held senior management positions within the company and its affiliates, including providing mergers and acquisitions, merchant banking and real estate advisory services. From 2008 to 2012, Mr. Kingston held leadership roles for Brookfield in Australia where the company acquired and integrated property and infrastructure businesses. Mr. Kingston holds a Bachelor of Commerce degree from Queen’s University.

Bryan K. Davis. Mr. Davis was named Chief Financial Officer in 2015. Prior to that, he was Chief Financial Officer of Brookfield Properties, a role he had served since 2007. Before taking that role, he was Senior Vice President, Finance at Brookfield Asset Management. Prior to that, Mr. Davis spent four years in various senior finance positions including Chief Financial Officer of Trilon Financial Corporation, Brookfield Asset Management’s financial services subsidiary. Prior to joining Brookfield Asset Management in 1999, Mr. Davis was involved in providing restructuring and advisory services at Deloitte & Touche LLP. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

The directors and officers of the BPY General Partner and our Service Providers and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, our units representing in the aggregate less than 1% of our issued and outstanding units on a fully-exchanged basis.

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

Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under the Master Services Agreement. However, these individuals, including the Brookfield employees identified in the table under Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management - Our Management”, are not compensated by our company or the BPY General Partner. Instead, they are compensated by Brookfield.

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

Lead Independent Director

The BPY General Partner’s board of directors has selected Lars Rodert to serve as lead independent director. The lead independent director’s primary role is to facilitate the functioning of the board (independently of the Service Providers and Brookfield), and to maintain and enhance the quality of our company’s corporate governance practices. The lead independent director presides over the private sessions of the independent directors of the BPY General Partner that take place following each meeting of the board and conveys the results of these meetings to the chair of the board. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with unitholders or other stakeholders of our company.

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

Outside directors are required to purchase limited partnership units on an annual basis in an amount not less than 20% of the minimum economic ownership requirement until the requirement is met. Outside directors are required to achieve this minimum economic ownership within five years of joining the board. In the event of an increase in the annual retainer fee, the outside directors will have two years from the date of the change to comply with the ownership requirement. In the case of outside directors who have served on the board less than five years at the date of the change, such directors will be required to comply with the ownership requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board, and (ii) two years following the date of the change in retainer fee. Six of our outside directors have met this minimum economic ownership requirement and the remaining one outside director, who has served less than five years on the board, has met the 20% annual minimum purchase requirement.

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

See Item 6.A. “Directors and Senior Management” for the names of the directors currently on the audit committee.

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

See Item 6.A. “Directors and Senior Management” for the names of the directors currently on the governance and nominating committee.

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

 6.E.    SHARE OWNERSHIP

Each of the directors and officers of the BPY General Partner own less than 1% of our units. Units of our partnership may be issued to such directors and officers through our distribution reinvestment plan described in Item 10.B. “Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement - Distribution Reinvestment Plan” and through our Unit-based compensation plans described in Item 18 “Financial Statements - Note 30 - Unit-based Compensation Plans”.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.    MAJOR SHAREHOLDERS

As of March 1, 2017, there are 255,889,452 limited partnership units of our company outstanding. To our knowledge, as of March 1, 2017, no person or company, other than Brookfield, Partners Limited and the Class A Preferred Unitholder, beneficially owns or controls or directs, directly or indirectly, more than 5% of our units. See also the information contained in this Form 20-F under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.

As of March 1, 2017, 116,038 of our outstanding units were held by 1,258 holders of record in the United States, not including units of our company held of record by the Depository Trust Company, or DTC. As of March 1, 2017, DTC was the holder of record of 68,657,784 units.

As of March 1, 2017, 278,902 of our outstanding units were held by 4,048 holders of record in Canada, not including units of our company held of record by Clearing and Depository Services Inc., or CDS. As of March 1, 2017, CDS was the holder of record of 186,940,562 units.

The following table presents information regarding the beneficial ownership of our company, as of March 1, 2017, by each person or entity that we know beneficially owns 5% or more of our company.

	Units Outstanding
Name and Address	Units Owned(1)	Percentage
Brookfield Asset Management Inc.(2) Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	487,880,284	69%
Partners Limited(3) Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	491,493,730	69%
Qatar Investment Authority(4) Q-Tel Tower Diplomatic Area Street, West Bay Doha, Qatar	70,038,910	9%

(1)
Units Owned includes our limited partnership units, and for Brookfield Asset Management and Partners Limited, also includes Redemption-Exchange Units, and for Brookfield Asset Management, also includes GP Units and Special LP Units.

(2)
Brookfield beneficially owns 50,332,307 of our units, 138,875 GP Units, 432,649,105 Redemption-Exchange Units and 4,759,997 Special LP Units. Brookfield has a 69% interest in our company assuming the exchange of the Redemption-Exchange Units and the Exchange LP Units not held by us, and a 62% interest in our company on a fully-exchanged basis.

(3)
Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield Asset Management, directly or indirectly, for the long-term. Partners Limited’s holdings of our company include the Brookfield Asset Management holdings noted in footnote (2) plus 3,613,446 of our units held directly by its subsidiary, Partners Value Investments L.P.

(4)	Represents ownership on a fully-exchanged basis.

Our major unitholders have the same voting rights as all other holders of our units.

 7.B.    RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH BROOKFIELD

Brookfield Asset Management

Brookfield Asset Management is a global alternative asset manager with approximately $250 billion in assets under management. It has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield Asset Management is co-listed on the NYSE under the symbol “BAM”, on the TSX under the symbol “BAM.A” and on the NYSE Euronext under the symbol “BAMA”.

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

In addition, Brookfield provided $5 million of working capital to each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities, for a total of $25 million, through a subscription for preferred shares of such entities. These preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity, subject to certain limitations, at any time after the twentieth anniversary of their issuance. The preferred shares are entitled to vote with the common shares of the applicable entity and have an aggregate of 1% of the votes to be cast in respect of the applicable entity. During the year ended December 31, 2016, the partnership redeemed $10 million of these preferred shares.

Redemption-Exchange Mechanism

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

Registration Rights Agreement

Our company has entered into a customary registration rights agreement with Brookfield pursuant to which we have agreed that, upon the request of Brookfield, our company will file one or more registration statements to register for sale, under the U.S. Securities Act of 1933, as amended, or one or more prospectuses to qualify the distribution in Canada, any of our units held by Brookfield (including units of our company acquired pursuant to the Redemption-Exchange Mechanism). Under the registration rights agreement, our company is not required to file a U.S. registration statement or a Canadian prospectus unless Brookfield requests that units having a value of at least $50 million be registered or qualified. In the registration rights agreement, we have agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions, which will be borne by the selling unitholder, and to indemnify Brookfield for material misstatements or omissions in the registration statement and/or prospectus.

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

Maturity of Class A Preferred Units

The Class A Preferred Units are exchangeable at the option of the Class A Preferred Unitholder into our units at a price of $25.70 per unit and were issued on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. After three years for the seven-year tranche and four years for the ten- and twelve-year tranches, we can effectively require a holder of Class A Preferred Units to exchange the Class A Preferred Units into our units as long as our units are trading at or above 125%, 130% and 135%, respectively, of the exchange price. Upon maturity, the Class A Preferred Units that remain outstanding will be redeemed in exchange for our units valued at the 20-day, volume-weighted average trading price at such time. To the extent that the market price of our units is less than 80% of the exchange price at maturity, Brookfield has contingently agreed to acquire the seven-year and ten-year tranches of Class A Preferred Units from the holder of Class A Preferred Units for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Units with terms and conditions substantially similar to the twelve-year tranche. Brookfield has also agreed with the Class A Preferred Unitholder to grant Brookfield the right to purchase all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, and to grant the Class A Preferred Unitholder the right to sell all or any portion of the Class A Preferred Unitholders held by the Class A Preferred Unitholder at maturity, in each case at a price equal to the issue price for such Class A Preferred Units plus accrued and unpaid dividends.

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

Canadian Securities Law Exemptions

MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our market capitalization, if the indirect equity interest in our company, which is held in the form of Redemption-Exchange Units, or in the form of non-voting Exchange LP Units, is included in the calculation of our company’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximate 62% indirect interest in our company held in the form of Redemption-Exchange Units. See Item 7.B. “Conflicts of Interest and Fiduciary Duties” above and Item 10.B. “Memorandum and Articles of Association – Description of Our Units and Our Limited Partnership Agreement – Exchange LP Units and the Support Agreement” below.

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

The following is a summary of certain provisions of our Master Services Agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Our Master Services Agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our unitholders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Documents on Display”.

Appointment of the Service Providers and Services Rendered

Under our Master Services Agreement, the Service Recipients have appointed the Service Providers to provide or arrange for the provision of the following services:

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

OTHER RELATED PARTY TRANSACTIONS

For a description of specific transactions in 2016 with Brookfield, Brookfield-related entities and other related parties, see Item 5.A. “Operating and Financial Review and Prospects - Related Parties”.

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

The aggregate indebtedness to Brookfield Properties (one of our operating entities) or its subsidiaries of all officers, directors and employees and former officers, directors and employees of Brookfield Properties and its subsidiaries is C$698,726. No loans have been extended by Brookfield Properties since July 30, 2002 to directors, executives or senior officers of Brookfield Properties. Richard B. Clark, the former CEO of Brookfield Properties, has an outstanding non-interest bearing loan from Brookfield Properties of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2016 was C$698,726. Mr. Clark’s securities purchased with the loan are held as security for the loan.

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

ITEM 8.    FINANCIAL INFORMATION

 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements”.

 8.B.    SIGNIFICANT CHANGES

On January 23, 2017, our partnership announced that it has made a proposal to Brookfield Canada Office Properties to acquire the approximate 17% equity interest in Brookfield Canada Office Properties that it or its affiliates do not own for C$30.10 cash per unit.

On February 17, 2017, Brookfield Properties issued 11 million cumulative minimum rate reset Class AAA Preference Shares, Series EE, or Series EE Shares. The Series EE Shares were issued at a price of C$25.00 per share, for aggregate proceeds of C$275 million. The Series EE Shares pay quarterly fixed dividends yielding 5.10% annually for the initial period ending March 31, 2022.

On February 28, 2017, BPO announced that it intends to redeem 4,760,750 of its outstanding Class AAA Preference Shares, Series J and all 5,909,250 of its outstanding Class AAA Preference Shares, Series K for cash on March 31, 2017. The redemption price for each such share will be C$25.00 plus accrued and unpaid dividends thereon (which as of March 31, 2017 will be C$0.00), representing a total redemption price of C$25.00. As of December 31, 2016, the partnership owned 1,000,000 shares of Class AAA Preference Shares, Series J and 1,004,586 shares of Class AAA Preference Shares, Series K.

On March 8, 2017, Brookfield Asset Management made a $500 million on-demand deposit to the partnership.

On March 9, 2017, the partnership, through a fund sponsored by Brookfield Asset Management, acquired a portfolio of over 130 manufactured housing communities across the U.S.

ITEM 9.    THE OFFER AND LISTING

 9.A.    OFFER AND LISTING DETAILS

The following table sets forth the annual high and low prices for our units on the TSX and NYSE for the periods indicated since when-issued trading commenced on April 15, 2013:

		Units on TSX		Units on NYSE
		High	Low	High	Low
		(C$)	(C$)	(US$)	(US$)
Year Ended	December 31, 2013 (since April 15, 2013)	24.70	19.47	23.99	18.80
Year Ended	December 31, 2014	27.55	20.41	23.94	18.19
Year Ended	December 31, 2015	33.12	26.02	26.54	19.89
Year Ended	December 31, 2016	32.80	26.00	24.98	18.69

The following table sets forth the quarterly high and low prices for the Units on the TSX and NYSE for the periods indicated for the past two financial years:

	Units on TSX		Units on NYSE
	High	Low	High	Low
	(C$)	(C$)	(US$)	(US$)
January 1, 2015 to March 31, 2015	33.12	26.40	26.54	22.63
April 1, 2015 to June 30, 2015	31.02	26.78	24.90	21.80
July 1, 2015 to September 30, 2015	30.07	26.02	23.12	19.89
October 1, 2015 to December 31, 2015	32.25	28.30	24.20	21.24
January 1, 2016 to March 31, 2016	32.22	26.00	23.42	18.69
April 1, 2016 to June 30, 2016	31.94	28.14	24.98	21.41
July 1, 2016 to September 30, 2016	32.80	29.01	24.94	22.07
October 1, 2016 to December 31, 2016	30.80	27.40	23.09	20.31

The following table sets forth, for the periods indicated, the market price ranges and trading volumes of the Units on the TSX and NYSE for the most recent six months:

	Units on TSX			Units on NYSE
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)		(US$)	(US$)
2016
September	31.20	29.01	4,298,300	23.85	22.07	3,131,300
October	30.80	28.93	2,445,500	23.09	21.77	1,819,400
November	30.12	27.55	4,382,900	22.55	20.31	3,702,800
December	29.76	27.40	3,485,700	22.16	20.61	2,628,600

2017
January	29.81	28.30	3,434,100	22.60	21.22	3,008,400
February	30.99	29.11	3,266,400	23.54	22.31	6,446,600

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

10.B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of our units and our limited partnership agreement. Because this description is only a summary of the terms of our units and our limited partnership agreement, you should read our limited partnership agreement. The limited partnership agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our holders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Documents on Display”.

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

Exchange LP Units and the Support Agreement

In connection with the acquisition of Brookfield Properties, Canadian residents had the election to receive in exchange for their common shares an Exchange LP Unit instead of our units, which allowed for full or partial deferral of capital gains for Canadian federal income tax purposes. Holders of Exchange LP Units are entitled to receive distributions economically equivalent to the distributions, if any, paid from time to time by us on our units. Exchange LP Units are not transferrable, except upon the death of a holder.

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

The BPY General Partner has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The BPY General Partner has adopted a distribution policy pursuant to which our company intends to make quarterly cash distributions in such amounts as are determined in its sole discretion. The quarterly distribution is currently anticipated to be approximately $1.18 per unit on an annualized basis. Our distribution policy is to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to raise external capital. We believe that a payout ratio of 80% of FFO should accomplish this objective. See Item 5.A. “Operating and Financial Review and Prospects - Operating Results” for a discussion of FFO. We have invested a substantial amount of capital in development and redevelopment projects primarily in our office and retail businesses. Once we realize stabilized cash flow from these initiatives, we expect the growth in our payout to meet its target range of 5% to 8% annually. Our company, the Property Partnership or one or more Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

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

Distributions made by the Property Partnership will be made pro rata with respect to the Property Partnership’s managing general partnership interest owned by us and those limited partnership interests owned by Brookfield. Our company’s ability to make distributions will also be subject to additional risks and uncertainties, including those set forth in this Form 20-F under Item 3.D. “Key Information - Risk Factors - Risks Related to Our Structure” and Item 5. “Operating and Financial Review and Prospects”. In particular, see Item 3.D “Key Information - Risk Factors - We may not be able to continue paying comparable or growing cash distributions to our unitholders in the future” and “Risks Related to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders.” In addition, the BPY General Partner will not be permitted to cause our company to make a distribution if we do not have sufficient cash on hand to make the distribution, if the distribution would render our company insolvent or if, in the opinion of the BPY General Partner, the distribution would leave us with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act of 1883.

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

4)	are necessary or appropriate for any action taken by the BPY General Partner relating to splits or combinations of units under the provisions of our limited partnership agreement; or

5)
are required to effect the intent expressed in the final registration statement and prospectus of our company filed in connection with the Spin-off or the intent of the provisions of our limited partnership agreement or are otherwise contemplated by our limited partnership agreement.

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

DESCRIPTION OF THE PROPERTY PARTNERSHIP LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of the Property Partnership’s limited partnership agreement. You are not a limited partner of the Property Partnership and do not have any rights under its limited partnership agreement. However, our company is the managing general partner of the Property Partnership and is responsible for the management and control of the Property Partnership.

We have included a summary of what we believe are the most important provisions of the Property Partnership’s limited partnership agreement because we conduct our operations through the Property Partnership and the Holding Entities and our rights with respect to our partnership interest in the Property Partnership are governed by the terms of the Property Partnership’s limited partnership agreement. Because this description is only a summary of the terms of the agreement, you should read the Property Partnership’s limited partnership agreement. The agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our unitholders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Documents on Display”.

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

Brookfield’s aggregate interest in our company is approximately 69% as of the date of this Form 20-F assuming the exchange of the Redemption-Exchange Units and Exchange LP Units not held by us, and is currently approximately 62% on a fully-exchanged basis.

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

•
sixth, 100% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Preferred Units), pro rata to their percentage interests (the percentage interests as to any Preferred Unitholder shall be zero), until an amount equal to the First Distribution Threshold, of $0.275 per unit, has been distributed in respect of each partnership interest of the Property Partnership during such quarter;

•
seventh, 85% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Preferred Units), pro rata to their percentage interests (the percentage interests as to any Preferred Unitholder shall be zero), and an incentive distribution of 15% to Property Special LP, until an amount equal to the Second Distribution Threshold, of $0.30 per unit, has been distributed in respect of each partnership interest of the Property Partnership (other than Preferred Units) during such quarter; and

•
thereafter; 75% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Preferred Units), pro rata to their percentage interests (the percentage interests as to any Preferred Unitholder shall be zero), and an incentive distribution of 25% to Property Special LP.

In 2016, we paid $25 million of equity enhancement distributions and no incentive distributions to Property Special LP. Set forth below is an example of how the base management fee, equity enhancement and incentive distributions to be made to Property Special LP are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of our company’s expectations.

	Quarterly		Annualized
Illustrative Base Management Fee Calculation	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Capitalization at illustrative quarter-end(1)
Market value of our company’s units per unit	$21.70	15,391.6	$21.70	15,391.6
Add: Brookfield Group preferred shares		1,265.0		1,265.0
Add: QIA preferred shares		1,800.0		1,800.0
Add: Recourse debt, net of cash		1,621.5		1,621.5
Total capitalization		$20,078.1		$20,078.1
Base management fee rate		0.125%		0.500%
Base management fee		$25.1		$100.4

(1)
Based on the number of units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2016. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (NYSE) for the preceding five trading days. For illustrative purposes only, the example above assumes a value of $21.70 per unit.

		Quarterly		Annualized
Illustrative Equity Enhancement Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Initial capitalization(1)
Market value of our company’s units per unit		$21.914		$21.914
Our company’s units	80.2
Redemption-Exchange Units held by Brookfield(2)	386.1
Total units	466.3
Total market value			$10,218.2		$10,218.2

Preferred shares of holding entities held by Brookfield			1,275.0		1,275.0
Recourse debt, net of cash			(25.0)		(25.0)
Total capitalization			$11,468.2		$11,468.2

Capitalization at illustrative quarter end(3)
Market value of our company’s units per unit		$21.70		$21.70
GP Units and LP Units	260.3
Exchange LP Units	11.4
Redemption-Exchange Units held by Brookfield(2)	437.4
Total units	709.1
Total market value			$15,391.6		$15,391.6
Preferred shares of holding entities held by Brookfield			1,265.0		1,265.0
QIA preferred shares			1,800.0		1,800.0
Recourse debt, net of cash			1,621.5		1,621.5
Total capitalization			$20,078.1		$20,078.1
Increase in total capitalization			$8,609.9		$8,609.9

Days in quarter / year			90		365
Fraction of quarter / year(4)			100.00%		100.00%
Equity enhancement distribution fee rate			0.3125%		1.25%
Gross equity enhancement distribution to Property Special LP			$26.9		$107.6
Fee offsets(5)			(22.1)		(88.5)
Net equity			$4.8		$19.1

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

(3)
Based on the number of units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2016. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (NYSE) for the preceding five trading days. For illustrative purposes only, the example above assumes a value of $21.70 per unit.

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

		Quarterly		Annualized
Illustrative Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.280		$1.120
First distribution threshold		$0.275		$1.100
Total units of Property Partnership(1)	709.1
Total first distribution			$195.0		$780.0
Distribution in excess of first distribution threshold		$0.025		$0.100
Total units of Property Partnership(1)	709.1
Second distribution to all partners			$3.6		$14.2
15% incentive distribution to Property Special LP			0.6		2.5
Total second distribution			$4.2		$16.7
Distribution in excess of second distribution threshold		$—		$—
Total units of Property Partnership(1)	709.1
Third distribution to all partners			$—		$—
25% incentive distribution to Property Special LP			—		—
Total third distribution			$—		$—
Total distributions to partners of the Property Partnership (including incentive distributions)			$199.2		$796.7
Incentive distributions			$0.6		$2.5
Less: Incentive Distribution Account Credits			(0.6)		(2.5)
Net Incentive Distribution payable to Brookfield Asset Management			$—		$—
Total incentive distributions to Property Special LP			$—		$—

(1)
Based on the number of units on December 31, 2016. Includes (a) Managing General Partner Units of the Property Partnership held by our company, (b) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for the company’s units in accordance with the Redemption-Exchange Mechanism and (c) Special LP Units of the Property Partnership held by Property Special LP.

The table below quantifies, on a quarterly and annualized basis, all management fees and equity enhancement and incentive distributions that would be earned based on the equity enhancement and incentive distribution examples set forth above. The table below is for illustrative purposes only and is not indicative of our company’s expectations.

	Quarterly	Annualized
Total Illustrative Amounts	$m	$m
Base management fee(1)	$25.1	$100.4
Equity enhancement distribution	4.8	19.1
Incentive distribution	—	—
Total	$29.9	$119.5

(1)
The annual base management fee paid by our partnership to Brookfield Asset Management is 0.5% of the total capitalization of our partnership, subject to an annual minimum of $50 million, plus annual inflation adjustments. The equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

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

10.C.    MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by us in the two years preceding the date of this Form 20-F or prior to that which remain outstanding:

1)
Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP described under Item 10.B “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement”;

2)
Amended and Restated Master Services Agreement dated March 3, 2015 by and among Brookfield Asset Management, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”;

3)
Relationship Agreement dated April 15, 2013 by and among Brookfield Asset Management, our company and the Service Providers and others described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions Relationship with Brookfield - Relationship Agreement”;

4)
Registration Rights Agreement dated April 10, 2013 between our company and Brookfield Asset Management described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Registration Rights Agreement”;

5)
Second Amended and Restated Limited Partnership Agreement of our partnership dated August 8, 2013 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement”;

6)
Second Amended and Restated Limited Partnership Agreement of the Property Partnership dated August 8, 2013 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

7)
First Amendment to Second Amended and Restated Limited Partnership Agreement of the Property Partnership dated December 4, 2014 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

8)
Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Class A Preferred Units”;

9)
Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Class A Preferred Units”;

10)
Refinancing Agreement by and among our company, the Property Partnership and Brookfield Asset Management dated December 4, 2014 described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Maturity of Class A Preferred Units”;

11)
First Amendment to the Amended and Restated Master Services Agreement dated March 3, 2015 by and among Brookfield Asset Management, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”;

12)
First Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated November 5, 2015 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement”; and

13)
Second Amendment to Second Amended and Restated Limited Partnership Agreement of the Property Partnership dated July 1, 2015 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”.

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

If our company fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, or if our company is required to register under the

Investment Company Act, our company will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which our company fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to our unitholders in liquidation. This deemed contribution and liquidation could result in the recognition of gain (but not loss) to U.S. Holders, except that U.S. Holders generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations held by us. If, at the time of such contribution, our company were to have liabilities in excess of the tax basis of its assets, U.S. Holders generally would recognize gain in respect of such excess liabilities upon the deemed transfer. Thereafter, our company would be treated as a corporation for U.S. federal income tax purposes.

If our company were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our company’s items of income, gain, loss, deduction, or credit would be reflected only on our company’s tax return rather than being passed through to our unitholders, and our company would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our company might be classified as a PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “- Consequences to U.S. Holders - Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our company’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our company with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our company (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income).

Based on the foregoing consequences, the treatment of our company as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of our units. If the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply, and additional adverse U.S. federal income tax consequences could result if debt issued by a U.S. subsidiary to the Property Partnership were recharacterized as equity under the U.S. Treasury Regulations under Section 385 of the U.S. Internal Revenue Code.

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

With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to our company and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Nor will such reduced rates of taxation generally apply to dividends paid by a REIT. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see “-Medicare Tax” below). U.S. Holders that are corporations generally will not be entitled to a “dividends received deduction” in respect of dividends paid by non-U.S. corporations or REITs in which our company (through the Property Partnership) owns stock. You should consult your own tax adviser regarding the application of the foregoing rules in light of your particular circumstances.

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

Limitations on Interest Deductions. Your share of our company’s interest expense, if any, is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense generally is limited to the amount of such holder’s “net investment income”. Your share of our company’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our company’s interest expense.

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

Gain or loss recognized by you upon the sale or exchange of our units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if our units were held for more than one year as of the date of such sale or exchange. Assuming you have not elected to treat your share of our company’s investment in any PFIC as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “-Passive Foreign Investment Companies”. In addition, certain gain attributable to our investment in a CFC may be characterized as ordinary income, and certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if our company were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.

Each U.S. Holder who acquires our units at different times and intends to sell all or a portion of our units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Medicare Tax

U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally includes your allocable share of our company’s income, as well as gain realized by you from a sale of our units. Special rules relating to the 3.8% Medicare tax may apply to dividends and gain, if any, derived by U.S. Holders with respect to our company’s interest in a PFIC or CFC. See “- Consequences to U.S. Holders - Passive Foreign Investment Companies” and “- Consequences to U.S. Holders - Controlled Foreign Corporations”. U.S. Holders should consult their own tax advisers regarding the implications of the 3.8% Medicare tax for the ownership and disposition of our units.

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

If you were to elect to treat your share of our company’s interest in a PFIC as a “qualified electing fund”, such election a “QEF Election”, for the first year you were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, you would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to our company or to you. A QEF Election must be made by you on an entity-by-entity basis. To make a QEF Election, you must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by our company) and (ii) prepare and submit IRS Form 8621 with your annual income tax return. To the extent reasonably practicable, we intend to timely provide you with information related to the PFIC status of each entity we are able to identify as a PFIC, including information necessary to make a QEF Election with respect to each such entity. Any such election should be made for the first year our company holds an interest in such entity or for the first year in which you hold our units, if later. Under certain circumstances, we may be permitted to make a QEF Election on behalf of all U.S. Holders with respect to a PFIC held indirectly. However, no assurance can be provided that we will make any such QEF Election, if available.

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

In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, you would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. No assurance can be provided that any of our existing or future Holding Entities or operating entities will qualify as PFICs that are publicly traded or that a mark-to-market election will be available for any such entity. You should consult your own tax adviser regarding the availability of the mark-to-market election with respect to any PFIC in which you are treated as owning an interest through our company.

 Based on our organizational structure, as well as our company’s expected income and assets, the BPY General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as PFICs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as PFICs. In addition, in order to ensure that we satisfy the Qualifying Income Exception, among other reasons, we may decide to hold an existing or future operating entity through a Holding Entity that would be classified as a PFIC. See “-Investment Structure” below.

Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. You should consult your own tax adviser regarding the PFIC rules, including the foregoing filing requirements, as well as the advisability of making a QEF Election, a special election under the U.S. Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code, or a mark-to-market election, as applicable, with respect to any PFIC in which you are treated as owning an interest through our company.

Controlled Foreign Corporations

A non-U.S. entity will be treated as a CFC if it is treated as a corporation for U.S. federal income tax purposes and more than 50% of (i) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (ii) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For this purpose, a “U.S. Shareholder” with respect to a non-U.S. entity means a U.S. person (including a U.S. partnership) that owns 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote.

If a U.S. partnership in which we own an interest is a U.S. Shareholder of a CFC, then a U.S. Holder may be required to include in income its allocable share of the CFC’s “Subpart F” income. Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents, and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such CFC’s current earnings and profits. These inclusions are treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, a U.S. Holder may be required to report as ordinary income its allocable share of the CFC’s Subpart F income without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of any earnings attributable to net capital gains of the CFC.

Your tax basis in your units will be increased to reflect any required Subpart F income inclusions. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Such income will not be eligible for the reduced rate of tax applicable to certain dividends paid by qualified foreign corporations to individual U.S. persons. See above under “- Consequences to U.S. Holders - Holding of Our Units - Income and Loss”. Amounts included as Subpart F income with respect to direct and indirect investments generally will not be taxable again when actually distributed by the CFC.

Whether or not any CFC has Subpart F income, any gain allocated to you from our disposition of an equity interest in a CFC will be treated as dividend income to the extent of your allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a CFC will not pass through to U.S. Holders.

As described above under “- Consequences to U.S. Holders - Passive Foreign Investment Companies”, U.S. Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code contain special rules for applying the 3.8% Medicare tax to U.S. persons owning an interest in a PFIC. Similar rules apply to U.S. Shareholders of a CFC. You should consult your own tax adviser regarding the implications of these special rules.

If a non-U.S. entity held by us through a U.S. partnership (treated as a U.S. Shareholder of such non-U.S. entity) is classified as both a CFC and a PFIC, then you will be required to include amounts in income with respect to such non-U.S. entity under this subheading, and the consequences described under “- Consequences to U.S. Holders - Passive Foreign Investment Companies” above will not apply. If such U.S. partnership ceases to be a U.S. Shareholder with respect to such non-U.S. entity, then you may be subject to the PFIC rules. The interaction of these rules is complex, and you should consult your own tax adviser in this regard.

Based on our organizational structure, the BPY General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as CFCs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as CFCs. You should consult your own tax adviser regarding the implications of the CFC rules for your ownership and disposition of our units.

Investment Structure

To ensure that our company meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in its limited partnership agreement, among other reasons, we may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investments will be structured as determined in the sole discretion of the BPY General Partner generally to be efficient for our unitholders. However, because our unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all our unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC or CFC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate level tax, whether the corporation were a U.S. or a non-U.S. corporation.

U.S. Withholding Taxes

Although each U.S. Holder is required to provide us with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our unitholders for purposes of determining whether U.S. withholding applies to payments made by our company to some or all of our unitholders. In such a case, payments made by our company to U.S. Holders might be subject to U.S. “backup” withholding at the applicable rate or other U.S. withholding taxes. You would be able to treat as a credit your allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, you might be entitled to a refund of such taxes from the IRS. In the event you transfer or otherwise dispose of some or all of your units, special rules might apply for purposes of determining whether you or the transferee of such units were subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See below “Administrative Matters-Certain Effects of a Transfer of Units”. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

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

Tax-exempt organizations will be subject to special rules applicable to an indirect investment by our company in a REIT. Based upon an IRS ruling, distributions paid by a REIT to our company and allocated to a tax-exempt organization generally should not give rise to UBTI, provided that (i) our interest in the REIT is not debt-financed, (ii) the tax-exempt organization’s interest in our company is not debt-financed and is not used in an unrelated trade or business, and (iii) the REIT does not hold an asset, such as an interest in a “taxable mortgage pool” or a residual interest in a “real estate mortgage investment conduit”, that gives rise to “excess inclusion income”. Special rules apply to social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17), and (c)(20) of the U.S. Internal Revenue Code.

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

In general, even if our company is not engaged in a U.S. trade or business, and assuming you are not otherwise engaged in a U.S. trade or business, you will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and your country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that you provide proper certification as to your eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide us with an IRS Form W-8, we nevertheless may be unable to accurately or timely determine the tax status of our investors for purposes of establishing whether reduced rates of withholding apply to some or all of our investors. In such a case, your allocable share of distributions of U.S.-source dividends and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if you would not be subject to U.S. tax based on your tax status or otherwise were eligible for a reduced rate of U.S. withholding, you might need to take additional steps to receive a credit or refund of any excess withholding tax paid on your account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if you reside in a treaty jurisdiction which does not treat our company as a pass-through entity, you might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on your account. In the event you transfer or otherwise dispose of some or all of your units, special rules may apply for purposes of determining whether you or the transferee of such units are subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such units or entitled to refunds of any such taxes withheld. See “-Administrative Matters-Certain Effects of a Transfer of Units”. You should consult your own tax adviser regarding the treatment of U.S. withholding taxes.

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

Our company may be audited by the IRS. Adjustments resulting from an IRS audit could require you to adjust a prior year’s tax liability and result in an audit of your own tax return. Any audit of your tax return could result in adjustments not related to our company’s tax returns, as well as those related to our company’s tax returns. Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to our income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from our company instead of unitholders (as under prior law). We may be permitted to elect to have the BPY General Partner and our unitholders take such audit adjustment into account in accordance with their interests in us during the taxable year under audit. However, there can be no assurance that we will choose to make such election or that it will be available in all circumstances. If we do not make the election, and we pay taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to our unitholders might be substantially reduced. As a result, our current unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if our current unitholders did not own our units during the taxable year under audit. The foregoing considerations also apply with respect to our company’s interest in the Property Partnership. These rules do not apply to our company or the Property Partnership for taxable years beginning on or before December 31, 2017.

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

Certain Effects of a Transfer of Units

Our company may allocate items of income, gain, loss, deduction, and credit using a monthly convention, whereby any such items recognized in a given month by our company are allocated to our unitholders as of a specified date of such month. Any U.S. withholding taxes applicable to dividends received by the Property Partnership (and, in turn, our company) generally will be withheld by our company only when such dividends are paid. Because our company generally intends to distribute amounts received in respect of dividends shortly after receipt of such amounts, it is generally expected that any U.S. withholding taxes withheld by our company on such amounts will correspond to our unitholders who were allocated income and who received the distributions in respect of such amounts. The Property Partnership may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly convention. Consequently, our unitholders may recognize income in excess of cash distributions received from our company, and any income so included by a unitholder would increase the basis such unitholder has in our units and would offset any gain (or increase the amount of loss) realized by such unitholder on a subsequent disposition of its units. In addition, U.S. withholding taxes generally would be withheld by our company only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some unitholders would be allocated income which might be distributed to a subsequent unitholder, and such subsequent unitholder would be subject to withholding at the time of distribution. As a result, the subsequent unitholder, and not the unitholder who was allocated income, would be entitled to claim any available credit with respect to such withholding.

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

Brokers and financial institutions may be required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold, or transfer for their own account. A penalty of $250 per failure (as adjusted for inflation), up to a maximum of $3,000,000 per calendar year (as adjusted for inflation), generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to us. The nominee is required to supply the beneficial owner of our units with the information furnished to us.

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

Certain Material Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units of our company generally applicable to a unitholder, who for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm’s length with and is not affiliated with our company, the Property Partnership, the BPY General Partner and their respective affiliates, or a Holder. Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” as defined in the Tax Act for purposes of the “mark-to-market” property rules, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) an interest in which would be a “tax shelter investment” as defined in the Tax Act or who acquires our units as a “tax shelter investment” (and this summary assumes that no such persons hold our units), (v) that has, directly or indirectly, a “significant interest” as defined in subsection 34.2(1) of the Tax Act in our company, (vi) if any affiliate of our company is, or becomes as part of a series of transactions that includes the acquisition of units of our company, a “foreign affiliate” for purposes of the Tax Act to such unitholder or to any corporation that does not deal at arm’s length with such unitholder for purposes of the Tax Act, or (vii) that has entered into or will enter into a “derivative forward agreement”, as defined in the Tax Act, in respect of our units. Any such Holders should consult their own tax advisors with respect to an investment in our units.

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

This summary assumes that neither our company nor the Property Partnership is a “tax shelter” as defined in the Tax Act or a “tax shelter investment”. However, no assurance can be given in this regard.

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

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D. “Risk Factors - Risks Relating to Taxation - Canada”.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our units must be expressed in Canadian dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

Taxation of Canadian Resident Limited Partners

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, or a Canadian Limited Partner.

Computation of Income or Loss

Each Canadian Limited Partner is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year the Canadian Limited Partner’s share of the income (or loss) of our company for its fiscal year ending in, or coincidentally with, the Canadian Limited Partner’s taxation year end, whether or not any of that income is distributed to the Canadian Limited Partner in the taxation year and regardless of whether or not our units were held throughout such year.

Our company will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year. However, the income (or loss) of our company for a fiscal period for purposes of the Tax Act will be computed as if it were a separate person resident in Canada and the partners will be allocated a share of that income (or loss) in accordance with our limited partnership agreement. The income (or loss) of our company will include our company’s share of the income (or loss) of the Property Partnership for a fiscal year determined in accordance with the Property Partnership’s limited partnership agreement. For this purpose, our company’s fiscal year end and that of the Property Partnership will be December 31.

The income for tax purposes of our company for a given fiscal year will be allocated to each Canadian Limited Partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such Canadian Limited Partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to all partners with respect to such fiscal year.

If, with respect to a given fiscal year, no distribution is made by our company to unitholders or our company has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes for such fiscal year that is allocable to unitholders, will be allocated to the unitholders of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of units of our company held at each such date by a unitholder is of the total number of units of our company that are issued and outstanding at each such date.

The income of our company as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. In addition, for purposes of the Tax Act, all income (or losses) of our company and the Property Partnership must be calculated in Canadian currency. Where our company (or the Property Partnership) holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by our company (or the Property Partnership) as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

In computing the income (or loss) of our company, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by our company for the purpose of earning income, subject to the relevant provisions of the Tax Act. Our company may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by our company to issue our units. The portion of such issue expenses deductible by our company in a taxation year is 20% of such issue expenses, pro-rated where our company’s taxation year is less than 365 days.

In general, a Canadian Limited Partner’s share of any income (or loss) of our company from a particular source will be treated as if it were income (or loss) of the Canadian Limited Partner from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Limited Partner. Our company will invest in limited partnership units of the Property Partnership. In computing our company’s income (or loss) under the Tax Act, the Property Partnership will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Limited Partners on account of income (or loss) earned by the Property Partnership generally will be determined by reference to the source and character of such amounts when earned by the Property Partnership.

A Canadian Limited Partner’s share of taxable dividends received or considered to be received by our company in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Canadian Limited Partner and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for “eligible dividends” as defined in the Tax Act when the dividend received by the Property Partnership is designated as an “eligible dividend”.

Foreign taxes paid by our company or the Property Partnership and taxes withheld at source on amounts paid or credited to our company or the Property Partnership (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit rules may not provide a full foreign tax credit for the “business-income tax” and “non-business-income tax” paid by our company or the Property Partnership to the government of a foreign country. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” allocated to a Canadian Limited Partner for the purpose of determining such Canadian Limited Partner’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Limited Partner’s share of our company’s income under the income tax laws of any country (other than Canada) under whose laws the income of our company or the Property Partnership is subject to income taxation, or the Relevant Foreign Tax Law, is less than the Canadian Limited Partner’s share of such income for purposes of the Tax Act. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of our company or the Property Partnership under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our company or the Property Partnership or in the manner of allocating the income of our company or the Property Partnership because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Limited Partner. If the Foreign Tax Credit Generator Rules apply, the allocation to a Canadian Limited Partner of foreign “business-income tax” or “non-business-income tax” paid by our company or the Property Partnership, and therefore such Canadian Limited Partner’s foreign tax credits, will be limited.

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, the BPY General Partner expects the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

If our company incurs losses for tax purposes, each Canadian Limited Partner will be entitled to deduct in the computation of income for tax purposes the Canadian Limited Partner’s share of any net losses for tax purposes of our company for its fiscal year to the extent that the Canadian Limited Partner’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. The BPY General Partner does not anticipate that our company or the Property Partnership will incur losses but no assurance can be given in this regard. Accordingly, Canadian Limited Partners should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules”.

Section 94.1 of the Tax Act contains rules relating to interests held by a taxpayer in Non-Resident Entities that could, in certain circumstances, cause income to be imputed to Canadian Limited Partners, either directly or by way of allocation of such income imputed to our company or the Property Partnership. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Canadian Limited Partner, our company or the Property Partnership acquiring, holding or having an investment in a non-resident entity is to derive a benefit from “portfolio investments” in certain assets from which the Non-Resident Entity may reasonably be considered to derive its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Canadian Limited Partner, our company or the Property Partnership. If these rules apply to a Canadian Limited Partner, our company or the Property Partnership, income, determined by reference to a prescribed rate of interest plus two percent applied to the “designated cost”, as defined in section 94.1 of the Tax Act, of the interest in the Non-Resident Entity, will be imputed directly to the Canadian Limited Partners or to our company or the Property Partnership and allocated to the Canadian Limited Partners in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Canadian Limited Partners should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

Dividends paid to the Property Partnership by a CFA of the Property Partnership will be included in computing the income of the Property Partnership. To the extent that any CFA or Indirect CFA of the Property Partnership earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership under the rules in the Tax Act must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends, whether or not the Property Partnership actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and Canadian Limited Partners will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, Canadian Limited Partners may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of the Property Partnership for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to the Property Partnership of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Property Partnership receives a dividend of this type of income that was previously included in the Property Partnership’s income as FAPI, such dividend will effectively not be included in computing the income of the Property Partnership and there will be a corresponding reduction in the adjusted cost base to the Property Partnership of the particular CFA shares. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” of the Property Partnership may be limited in certain specified circumstances, including where the direct or indirect share of the income allocated to any member of the Property Partnership (which is deemed for this purpose to include a Canadian Limited Partner) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to the Property Partnership. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of the Property Partnership under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Property Partnership or in the manner of allocating the income of the Property Partnership because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” of the Property Partnership will be limited.

Disposition of Our Units

The disposition (or deemed disposition) by a Canadian Limited Partner of our units will result in the realization of a capital gain (or capital loss) by such Canadian Limited Partner in the amount, if any, by which the proceeds of disposition of our units, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such units. Subject to the general rules on averaging of cost base, the adjusted cost base of a Canadian Limited Partner’s units of our company would generally be equal to: (i) the actual cost of our units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the share of the income of our company allocated to the Canadian Limited Partner for fiscal years of our company ending before the relevant time in respect of our units; less (iii) the aggregate of the pro rata share of losses of our company allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner’s “at-risk” amount) for the fiscal years of our company ending before the relevant time in respect of our units; and less (iv) the Canadian Limited Partner’s distributions received from our company made before the relevant time in respect of our units.

Where a Canadian Limited Partner disposes of all of its units of our company, it will no longer be a partner of our company. If, however, a Canadian Limited Partner is entitled to receive a distribution from our company after the disposition of all such units, then the Canadian Limited Partner will be deemed to dispose of such units at the later of: (i) the end of the fiscal year of our company during which the disposition occurred; and (ii) the date of the last distribution made by our company to which the Canadian Limited Partner was entitled. The share of the income (or loss) of our company for tax purposes for a particular fiscal year which is allocated to a Canadian Limited Partner who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Canadian Limited Partner’s units of our company immediately prior to the time of the disposition.

A Canadian Limited Partner will generally realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Canadian Limited Partner’s units of our company is negative at the end of any fiscal year of our company. In such a case, the adjusted cost base of the Canadian Limited Partner’s units of our company will be nil at the beginning of the next fiscal year of our company.

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

Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of our units if a partnership interest is acquired by a tax-exempt person or a non-resident person (or by a partnership or trust (other than certain trusts) of which a tax-exempt person or a non-resident person is a member or beneficiary, directly or indirectly through one or more partnerships or trusts (other than certain trusts)). Canadian Limited Partners contemplating such a disposition should consult their own tax advisors in this regard.

A Canadian Limited Partner that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax on its “aggregate investment income”, as defined in the Tax Act, for the year, which is defined to include taxable capital gains.

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

Notwithstanding the foregoing, an annuitant under an RRSP or RRIF or a holder of a TFSA, as the case may be, may be subject to a penalty tax if our units held in the RRSP, RRIF or TFSA are “prohibited investments” for the RRSP, RRIF or TFSA, as the case may be. Our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF or TFSA, provided that the annuitant under an RRSP or RRIF or the holder of a TFSA, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest”, for purposes of the prohibited investment rules, in our company. Canadian Limited Partners who will hold our units in an RRSP, RRIF or TFSA should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

Taxation of Non-Canadian Limited Partners

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold our units in connection with a business carried on in Canada, or a Non-Canadian Limited Partner.

The following portion of the summary assumes that (i) our units are not and will not at any relevant time constitute “taxable Canadian property” of any Non-Canadian Limited Partner, and (ii) our company and the Property Partnership will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties in the 60-month period immediately preceding the particular time. In general, our units will not constitute “taxable Canadian property” of any Non-Canadian Limited Partner at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our units are otherwise deemed to be “taxable Canadian property”. Since our company’s assets will consist principally of units of the Property Partnership, our units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by our company derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BPY General Partner does not expect our units to be “taxable Canadian property” at any relevant time and does not expect our company or the Property Partnership to dispose of “taxable Canadian property”. However, no assurance can be given in these regards.

The following portion of the summary also assumes that neither our company nor the Property Partnership will be considered to carry on business in Canada. The BPY General Partner intends to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If either of these entities carry on business in Canada, the tax implications to our company or the Holding LP and to Non-Canadian Limited Partners may be materially and adversely different than as set out herein.

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

Our company and the Property Partnership will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, the BPY General Partner expects the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

10.F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.    STATEMENT BY EXPERTS

Not applicable.

10.H    DOCUMENTS ON DISPLAY

Our company is subject to the information filing requirements of the Exchange Act, and accordingly is required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and the BPY General Partner’s directors and our principal unitholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. Our SEC filings are available at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

In addition, our company is required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

10.I.    SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Form 20-F under Item 5.A. “Operating and Financial Review and Prospects - Risks and Uncertainties - Derivative Financial Instruments”.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2016, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2016, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Our management excluded from its assessment the internal control over financial reporting at Simply Storage for which control was acquired on March 22, 2016, UK Student Housing for which control was acquired on April 29, 2016, Southeastern Storage Portfolio for which control was acquired on May 10, 2016, Rouse for which control was acquired on July 6, 2016, IFC Seoul for which control was acquired on November 17, 2016 and CityPoint for which control was acquired on December 15, 2016, and whose financial statements constitute 9% and 11% of net and total assets, respectively, 6% of total revenue and 5% of net income as of and for the year ended December 31, 2016.

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

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2016, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERTS

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

 ITEM 16B.    CODE OF ETHICS

On April 4, 2013, the BPY General Partner adopted a Code of Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BPY General Partner, our company and any officers or employees of the BPY General Partner. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at http://bpy.brookfield.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The BPY General Partner has retained Deloitte LLP to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2016 and 2015.

	December 31, 2016		December 31, 2015
(US$ Thousands)	Total	%	Total	%
Audit fees(1)	$5,850	28%	$5,876	31%
Audit-related fees(2)	13,934	66%	11,632	61%
Tax fees(3)	1,305	6%	1,277	7%
Other(4)	6	—%	113	1%
Total	$21,095	100%	$18,898	100%

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Under our normal course issuer bid, our company may, during the twelve-month period commencing August 18, 2016 and ending August 17, 2017, purchase on the TSX, the NYSE and any alternative Canadian trading system, up to 13,097,963 of our units, representing approximately 5% of our issued and outstanding units. During the year ended December 31, 2016, we purchased 2,762,752 of our units at an average price of $21.35 per unit.

As of Dec. 31, 2016
Month	(a) Total number of units purchased	(b) Average price paid per unit	(c) Total number of units purchased as part of publicly announced plans or programs	(d) Maximum number of units that may yet be purchased under the plans or programs
Feb. 2016	351,156	$19.53	351,156	11,179,937
May 2016	911,948	$24.11	—	11,179,937
Jun. 2016	1,710,732	$23.63	341,700	10,838,237
Jul. 2016	1,655,275	$23.53	—	10,838,237
Aug. 2016	641,105	$24.03	—	13,097,963
Sep. 2016	1,080,386	$22.85	469,143	12,628,820
Oct. 2016	67,896	$21.97	67,896	12,560,924
Nov. 2016	1,101,309	$21.32	1,101,309	11,459,615
Dec. 2016	431,548	$21.14	431,548	11,028,067
Total	7,951,355		2,762,752

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

 ITEM 16G.    CORPORATE GOVERNANCE

Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE Listing Standards.

ITEM 16H.    MINING SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2016, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

 ITEM 19.    EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2013*

1.2	Second Amended and Restated Limited Partnership Agreement of our company, dated August 8, 2013***

1.3	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated November 5, 2015******

4.1	Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers, dated March 3, 2015******

4.2	Second Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 8, 2013***

4.3	Relationship Agreement among our company, the Property Partnership, the Holding Entities, the Service Providers and Brookfield Asset Management, dated April 15, 2013**

4.4	Registration Rights Agreement between our company and Brookfield Asset Management dated April 10, 2013**

4.5	Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP****

4.6	First Amendment to Second Amended and Restated Limited Partnership Agreement of the Property Partnership dated December 4, 2014*****

4.7	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014*****

4.8	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014*****

4.9	Refinancing Agreement among Brookfield Asset Management, our company and the Property Partnership dated December 4, 2014*******

4.10	Second Amendment to Second Amended and Restated Limited Partnership Agreement of the Property Partnership dated July 1, 2015******

4.11	First Amendment to the Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers, dated July 1, 2015******

12.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002********

12.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002********

13.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002********

13.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002********

15.1
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Property Partners L.P. into this Annual Report on Form 20-F********

15.2	Consent of Deloitte & Touche LLP relating to the incorporation of the consolidated financial statements of GGP Inc. into this Annual Report on Form 20-F********

*	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.

**	Filed as an exhibit to Form 6-K on April 16, 2013 and incorporated herein by reference.

***	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.

****	Filed as an exhibit to Form 6-K on March 19, 2014 and incorporated herein by reference.

*****	Filed as an exhibit to Form F-4 on December 4, 2014 and incorporated herein by reference.

******	Filed as an exhibit to Form 6-K on March 17, 2015 and incorporated herein by reference.

*******	Filed as an exhibit to Brookfield Asset Management’s Schedule 13D/A filed on December 4, 2014 and incorporated herein by reference.

********	Filed herewith.

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
Name: Jane Sheere
Title: Secretary

Date: March 9, 2017

Index to Financial Statements

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016	F-2

Consolidated financial statements of GGP Inc. as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016	F-72

Brookfield Property Partners L.P.

Consolidated financial statements
As at December 31, 2016 and 2015 and
for the years ended December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Brookfield Property Partners L.P.

We have audited the accompanying consolidated balance sheets of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule of investment property information as of December 31, 2016. These financial statements and financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Property Partners L.P. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Partnership’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2017 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

March 9, 2017
Toronto, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Brookfield Property Partners L.P.

We have audited the internal control over financial reporting of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Simply Storage for which control was acquired on March 22, 2016, UK Student Housing for which control was acquired on April 29, 2016, Southeastern Storage Portfolio for which control was acquired on May 10, 2016, Rouse for which control was acquired on July 6, 2016, IFC Seoul for which control was acquired on November 17, 2016 and CityPoint for which control was acquired on December 15, 2016, and whose financial statements constitute 9% and 11% of net and total assets, respectively, 6% of total revenue and 5% of net income as of and for the year ended December 31, 2016. Accordingly, our audit did not include the internal control over financial reporting at Simply Storage, UK Student Housing, Southeastern Storage Portfolio, Rouse, IFC Seoul and CityPoint. The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit.

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

In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards, the consolidated financial statements and the financial statement schedule as of and for the year ended December 31, 2016 of the Partnership and our report dated March 9, 2017 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

March 9, 2017
Toronto, Canada

Brookfield Property Partners L.P.
Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2016	Dec. 31, 2015
Assets
Non-current assets
Investment properties	5	$48,784	$41,599
Equity accounted investments	7	16,844	17,638
Participating loan interests	9	471	449
Property, plant and equipment	10	5,357	5,023
Goodwill	11	761	888
Intangible assets	12	1,141	1,321
Other non-current assets	13	500	1,667
Loans and notes receivable		71	217
		73,929	68,802
Current assets
Loans and notes receivable		2	4
Accounts receivable and other	14	2,593	1,220
Cash and cash equivalents		1,456	1,035
		4,051	2,259
Assets held for sale	15	147	805
Total assets		$78,127	$71,866

Liabilities and equity
Non-current liabilities
Debt obligations	16	$28,423	$21,946
Capital securities	17	3,801	3,528
Other non-current liabilities	19	1,011	388
Deferred tax liabilities	18	2,455	3,107
		35,690	28,969
Current liabilities
Debt obligations	16	5,096	8,580
Capital securities	17	370	503
Accounts payable and other liabilities	20	2,749	2,639
		8,215	11,722
Liabilities associated with assets held for sale	15	61	242
Total liabilities		43,966	40,933

Equity
Limited partners	21	7,536	7,425
General partner	21	6	6
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	21,22	14,523	14,218
Limited partnership units of Brookfield Office Properties Exchange LP	21,22	293	309
Interests of others in operating subsidiaries and properties	6,22	11,803	8,975
Total equity		34,161	30,933
Total liabilities and equity		$78,127	$71,866

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Income

(US$ Millions, except per unit information) Years ended Dec. 31,	Note	2016	2015	2014
Commercial property revenue	23	$3,624	$3,216	$3,038
Hospitality revenue		1,561	1,276	983
Investment and other revenue	24	167	361	452
Total revenue		5,352	4,853	4,473
Direct commercial property expense	25	1,394	1,281	1,298
Direct hospitality expense	26	1,036	902	791
Investment and other expense		1	135	100
Interest expense		1,681	1,528	1,258
Depreciation and amortization	27	240	180	148
General and administrative expense	28	569	559	404
Total expenses		4,921	4,585	3,999
Fair value gains, net	29	692	2,007	3,756
Share of net earnings from equity accounted investments	7	1,019	1,591	1,366
Income before income taxes		2,142	3,866	5,596
Income tax (benefit) expense	18	(575)	100	1,176
Net income		$2,717	$3,766	$4,420

Net income attributable to:
Limited partners		$660	$1,064	$1,154
General partner		—	1	1
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		1,103	1,789	2,444
Limited partnership units of Brookfield Office Properties Exchange LP		30	61	135
Interests of others in operating subsidiaries and properties		924	851	686
		$2,717	$3,766	$4,420

Net income per LP Unit:
Basic	21	$2.30	$3.72	$5.59
Diluted	21	$2.25	$3.60	$5.31

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Comprehensive Income

(US$ Millions) Years ended Dec. 31,	Note	2016	2015	2014
Net income		$2,717	$3,766	$4,420
Other comprehensive (loss) income	31
Items that may be reclassified to net income:
Foreign currency translation		(312)	(831)	(517)
Cash flow hedges		(36)	(35)	(162)
Available-for-sale securities		5	1	4
Equity accounted investments		7	50	(84)
Items that will not be reclassified to net income:
Revaluation surplus		90	134	312
Total other comprehensive (loss) income		(246)	(681)	(447)
Total comprehensive income		$2,471	$3,085	$3,973
Comprehensive income attributable to:
Limited partners
Net income		$660	$1,064	$1,154
Other comprehensive (loss) income		(112)	(143)	(135)
		548	921	1,019
General partner
Net income		—	1	1
Other comprehensive (loss) income		—	—	—
		—	1	1
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income		1,103	1,789	2,444
Other comprehensive (loss) income		(187)	(240)	(285)
		916	1,549	2,159
Limited partnership units of Brookfield Office Properties Exchange LP
Net income		30	61	135
Other comprehensive (loss) income		(5)	(8)	(16)
		25	53	119
Interests of others in operating subsidiaries and properties
Net income		924	851	686
Other comprehensive income (loss)		58	(290)	(11)
		982	561	675
Total comprehensive income		$2,471	$3,085	$3,973
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Changes in Equity

	Limited partners					General partner				Non-controlling interests
(US$ Millions)	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	Limited partners equity	Capital	Retained earnings	Accumulated other compre-hensive (loss) income	General partner equity	Redeemable/ exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2015	$5,815	$1,791	$126	$(307)	$7,425	$4	$2	$—	$6	$14,218	$309	$8,975	$30,933
Net income	—	660	—	—	660	—	—	—	—	1,103	30	924	2,717
Other comprehensive income (loss)	—	—	—	(112)	(112)	—	—	—	—	(187)	(5)	58	(246)
Total comprehensive income (loss)	—	660	—	(112)	548	—	—	—	—	916	25	982	2,471
Distributions	—	(293)	—	—	(293)	—	—	—	—	(490)	(13)	(966)	(1,762)
Issuances / repurchases of equity interests in operating subsidiaries	(95)	(73)	—	—	(168)	—	—	—	—	(122)	(3)	2,812	2,519
Exchange of exchangeable units	23	—	1	—	24	—	—	—	—	1	(25)	—	—
Balance as at Dec. 31, 2016	$5,743	$2,085	$127	$(419)	$7,536	$4	$2	$—	$6	$14,523	$293	$11,803	$34,161

Balance as at Dec. 31, 2014	$5,612	$1,010	$125	$(161)	$6,586	$4	$1	$—	$5	$13,147	$470	$8,091	$28,299
Net income	—	1,064	—	—	1,064	—	1	—	1	1,789	61	851	3,766
Other comprehensive income (loss)	—	—	—	(143)	(143)	—	—	—	—	(240)	(8)	(290)	(681)
Total comprehensive income (loss)	—	1,064	—	(143)	921	—	1	—	1	1,549	53	561	3,085
Distributions	—	(276)	—	—	(276)	—	—	—	—	(464)	(15)	(830)	(1,585)
Issuances / repurchases of equity interests in operating subsidiaries	—	(7)	—	—	(7)	—	—	—	—	(12)	—	1,153	1,134
Exchange of exchangeable units	203	—	1	(3)	201	—	—	—	—	(2)	(199)	—	—
Balance as at Dec. 31, 2015	$5,815	$1,791	$126	$(307)	$7,425	$4	$2	$—	$6	$14,218	$309	$8,975	$30,933

Balance as at Dec. 31, 2013	$2,470	$62	$—	$(4)	$2,528	$4	$—	$—	$4	$11,092	$—	$11,366	$24,990
Net income	—	1,154	—	—	1,154	—	1	—	1	2,444	135	686	4,420
Other comprehensive income (loss)	—	—	—	(135)	(135)	—	—	—	—	(285)	(16)	(11)	(447)
Total comprehensive income (loss)	—	1,154	—	(135)	1,019	—	1	—	1	2,159	119	675	3,973
Distributions	—	(203)	—	—	(203)	—	—	—	—	(437)	(23)	(1,193)	(1,856)
Issuances / repurchases of equity interests in operating subsidiaries	2,569	(3)	133	(20)	2,679	—	—	—	—	350	920	(2,757)	1,192
Exchange of exchangeable units	573	—	(8)	(2)	563	—	—	—	—	(17)	(546)	—	—
Balance as at Dec. 31, 2014	$5,612	$1,010	$125	$(161)	$6,586	$4	$1	$—	$5	$13,147	$470	$8,091	$28,299

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Cash Flows

(US$ Millions) Years ended Dec. 31,	Note	2016	2015	2014
Operating activities
Net income		$2,717	$3,766	$4,420
Share of equity accounted earnings, net of distributions		(495)	(1,315)	(817)
Fair value (gains), net	29	(692)	(2,007)	(3,756)
Deferred income tax expense (benefit)	18	(711)	25	1,150
Depreciation and amortization	27	240	180	148
Working capital and other		(314)	(59)	(662)
		745	590	483
Financing activities
Debt obligations, issuance		16,769	11,767	10,305
Debt obligations, repayments		(14,733)	(8,310)	(6,564)
Capital securities issued		—	—	1,800
Capital securities redeemed		(171)	(29)	—
Non-controlling interests, issued		2,996	1,663	2,444
Non-controlling interests, purchased		(146)	(313)	(1,733)
Repurchases of limited partnership units		(59)	(36)	—
Distributions to non-controlling interests in operating subsidiaries		(954)	(809)	(1,134)
Distributions to limited partnership unitholders		(293)	(276)	(203)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(490)	(464)	(437)
Distributions to holders of Brookfield Office Properties Exchange LP units		(13)	(15)	(23)
		2,906	3,178	4,455
Investing activities
Investment properties and subsidiaries, proceeds of dispositions		3,312	2,167	2,037
Property acquisitions and capital expenditures		(7,711)	(7,899)	(5,336)
Investment in equity accounted investments		(465)	(2,374)	(517)
Proceeds from sale of equity accounted investments and participating loan interests		1,092	1,656	280
Financial assets and other		522	627	170
Other property, plant and equipment investments, net of dispositions		(215)	(52)	115
Intangible assets, dispositions		147	—	—
Cash acquired in business combinations		115	85	37
Restricted cash and deposits		(31)	1,856	(1,786)
		(3,234)	(3,934)	(5,000)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		417	(166)	(62)
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		4	(81)	(24)
Balance, beginning of year		1,035	1,282	1,368
Balance, end of year		$1,456	$1,035	$1,282

Supplemental cash flow information
Cash paid for:
Income taxes		$131	$83	$63
Interest (excluding dividends on capital securities)		$1,383	$1,249	$1,154

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

The partnership’s sole material asset at December 31, 2016 is a 37% managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in commercial and other income producing property operations. The partnership’s interest in the operating partnership is comprised solely of an interest in managing general partner units (“GP Units”). The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the partnership on February 2, 2017.

b)	Change in operating segments
In the first quarter of 2016, the partnership realigned the organizational and governance structures of its businesses to align them more closely with the nature of the partnership’s investments. Such realignment gave rise to changes in how the partnership presents information for financial reporting and management decision-making purposes and resulted in a change in the partnership’s reporting segments. Consequently, as of January 1, 2016, the partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) Opportunistic and iv) Corporate. All prior period segment disclosures have been recast to reflect the changes in the partnership’s reportable segments. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the Chief Operating Decision Maker. See Note 38, Segment Information, for further discussion.

c)	Basis of presentation
These consolidated financial statements have been prepared on a going concern basis and are presented in United States (“U.S.”) Dollars rounded to the nearest million unless otherwise indicated. New accounting standards issued but not yet effective for the current accounting period are described in Note 3, Future Accounting Policy Changes.

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

Consolidation of a subsidiary begins on the date on which the partnership obtains control over the subsidiary and ceases when the partnership loses control over the subsidiary. Income and expenses of a subsidiary acquired or disposed of during a reporting period are consolidated only for the period when the partnership has control over the subsidiary. Changes in the partnership’s ownership interests in subsidiaries that do not result in loss of control over the subsidiary are accounted for as equity transactions whereby the difference between the amount by which the non-controlling interests is adjusted and the fair value of the consideration paid or received, is recognized directly in equity and attributed to owners of the partnership.

All accounts and transactions relating to transactions among the partnership and its subsidiaries are eliminated on consolidation. In cases where a subsidiary reports under a different accounting policy, adjustments are made to the financial statements of the subsidiary to present its financial position and results of operations in accordance with the partnership’s accounting policy.

Net income and loss and each component of other comprehensive income are attributed to owners of the partnership and to non-controlling interests. Non-controlling interests in the partnership’s operating subsidiaries and properties, the redeemable/exchangeable and special limited partnership units, and Exchange LP Units are presented separately in equity on the consolidated balance sheets.

(ii)	Associates and joint ventures
An associate is an entity over which the partnership has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not constitute control. The partnership is presumed to have significant influence when it holds 20 percent or more of the voting rights of an investee, unless it can be clearly demonstrated that this is not the case. The partnership does not control its associates.

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

The partnership determines at the end of each reporting period whether there exist any indications that an investment may be impaired. If any such indication exists, the partnership estimates the recoverable amount of the asset, which is the higher of (i) fair value less costs to sell and (ii) value in use. Value in use is the present value of the future cash flows expected to be derived from such an investment and may result in a measure which is different from fair value less costs to sell. For equity accounted investments, for which quoted market prices exist, the partnership also considers whether a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

When the partnership transacts with a joint venture or an associate, any gain or loss is eliminated only to the extent of the partnership’s proportionate share and the remaining amounts are recognized in the partnership’s consolidated financial statements. Outstanding balances between the partnership and jointly controlled entities are not eliminated on the balance sheet.

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

d)	Foreign currency translation and transactions
The U.S. Dollar is the functional currency and presentation currency of the partnership.

Subsidiaries, associates or joint ventures having a functional currency other than the U.S. Dollar translate their carrying amounts of assets and liabilities when reporting to the partnership at the rate of exchange prevailing as of the balance sheet date, and their revenues and expenses at average exchange rates during the reporting period. Any gains or losses on foreign currency translation are recognized by the partnership in other comprehensive income. On disposition or partial disposition resulting in the loss of control of a foreign operation (i.e., any subsidiary, associate, joint arrangement, or branch of the partnership with a functional currency other than the U.S. Dollar), the accumulated foreign currency translation relating to that foreign operation is reclassified to net income. On partial disposal of a foreign operation in which control is retained, the proportionate share of the accumulated foreign currency translation relating to that foreign operation is reattributed to the non-controlling interests.

The partnership’s foreign currency transactions are translated into the functional currency using exchange rates as of the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the exchange rate prevailing as of the balance sheet date and non-monetary assets and liabilities measured at fair value are translated at the exchange rate prevailing as of the date when the fair value was determined. Any gain or loss from the translation of monetary items is recognized in net income, except for those related to monetary liabilities qualified as hedges of the partnership’s investment in foreign operations or intercompany loans with foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in other comprehensive income. Foreign currency denominated non-monetary assets and liabilities, measured at historical cost, are translated at the rate of exchange at the transaction date.

e)	Cash and cash equivalents
Cash and cash equivalents includes cash on hand and all non-restricted highly liquid investments with original maturities of three months or less.

f)	Investment properties
Investment properties consists of commercial properties which are principally held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Investment properties are measured initially at cost, or fair value if acquired in a business combination (see Note 2(p), Business Combinations, for further discussion). The cost of commercial development properties includes direct development costs, realty taxes and borrowing costs directly attributable to the development. The partnership elects the fair value model for all investment properties and measures them at fair value subsequent to initial recognition on the consolidated balance sheet. As a result, impairment assessments do not apply.

Fair values of the investment properties are primarily determined based on inputs from available market evidence as of the balance sheet date. Related fair value gains and losses are recognized in fair value gains, net in the period in which they arise. In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. The partnership generally does not measure or record its properties based on valuations prepared by external valuation professionals. However, for certain recently acquired subsidiaries, the partnership has used valuations prepared by external valuation professionals. The partnership assesses the external valuation, including the major inputs and assumptions, and makes adjustments as required.

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

g)	Assets held for sale
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

h)	Hospitality assets
The partnership accounts for its investments in hospitality properties as property, plant and equipment under the revaluation model. Hospitality properties are recognized initially at cost or fair value if acquired in a business combination (see Note 2(p), Business Combinations, for further discussion) and subsequently carried at fair value at the balance sheet date less any accumulated impairment and subsequent accumulated depreciation. The partnership depreciates these assets on a straight-line basis over their relevant estimated useful lives. Fair values are determined internally using discounted cash flow models with inputs from available market evidence for North American hospitality assets. Fair values for the short-break destinations across the United Kingdom are determined using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets.

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

i)	Inventory
Develop-for-sale multifamily projects, residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.

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
Goodwill represents the excess of the acquisition price paid for a business combination over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Upon initial recognition, goodwill is allocated to the cash-generating unit to which it relates. The partnership identifies a cash-generating unit as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The partnership evaluates the carrying amount of goodwill annually as of December 31 or more often when events or circumstances indicate there may be an impairment. The partnership’s goodwill impairment test is performed at the cash-generating unit level. If assets within a cash-generating unit or the cash-generating unit are impaired, impairments are taken for those assets or the cash-generating unit before any goodwill impairment test is performed. In assessing whether goodwill is impaired, the partnership assesses if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the present value of future cash flows expected from the cash-generating unit. Impairment losses then recognized first reduce the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to net income in the respective reporting period. Impairment losses on goodwill are not subsequently reversed.

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
The partnership assesses each financial instrument and other non-financial contracts for embedded derivatives. Derivative instruments are recorded in the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments, including embedded derivatives, which are not designated as hedges for accounting purposes, are recognized in profit or loss consistent with the underlying nature and purpose of the derivative instrument.

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

In a cash flow hedge, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income while the ineffective portion is recognized in fair value gains, net. Hedging gains and losses recognized in accumulated other comprehensive income are reclassified to net income in the periods when the hedged item affects net income. Gains and losses on derivatives are immediately reclassified to fair value gains, net when the hedged item is sold or terminated or when it is determined that a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of foreign currency gains and losses on the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are reclassified to net income, together with the related cumulative translation gain or loss, when there is a disposition or partial disposition that results in the loss of control of the foreign subsidiary.

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
Fee revenue is presented on the consolidated statements of income within investment and other revenue. Certain of the partnership’s subsidiaries are subject to profit sharing arrangements between the partnership and the non-controlling equity holders. The attribution of net income amongst equity holders in these subsidiaries reflects the impact of these profit sharing arrangements when the attribution of profits as determined in the agreement is no longer subject to adjustment based on future events.

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

As of June 9, 2014, the partnership established certain unit-based awards plans in connection with the acquisition of Brookfield Office Properties Inc. (“BPO”). The share options and restricted shares outstanding under the pre-existing BPO share-based compensation plans were either redeemed for cash or replaced under these new option or unit plans. The prior BPO plans were accounted for as equity-settled unit-based transactions. The terms of the new plans entitles holders of unit options to redeem such options for a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price. Consequently, the partnership accounted for these new option plans as cash-settled unit-based transactions, effective June 9, 2014, as described above.

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

t)	Redeemable/Exchangeable Partnership Units
The Redeemable/Exchangeable Partnership Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Partnership Units for LP Units, Redeemable/Exchangeable Partnership Units are required to be redeemed for cash. The Redeemable/Exchangeable Partnership Units provide the holder the direct economic benefits and exposures to the underlying performance of the operating partnership and accordingly to the variability of the distributions of the operating partnership, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the operating partnership through direct ownership interest in the partnership which owned a direct interest in the managing general partnership interest. Accordingly, the Redeemable/Exchangeable Partnership Units have been presented within non-controlling interests on the consolidated balance sheets. The Redeemable/Exchangeable Partnership Units do not entail a contractual obligation on the part of the partnership to deliver cash and can be settled by the partnership, at its sole discretion, by issuing a fixed number of its own equity instruments.

u)	Earnings per limited partnership unit
The partnership calculates basic earnings per unit by dividing net income attributable to limited partners by the weighted average number of LP Units outstanding during the period. Net income is allocated to limited partners based on the weighted average proportionate share of LP Units outstanding compared to the total number of units at the end of the period. The impact of the potential conversion of mandatorily convertible preferred shares, such as the exchangeable preferred equity securities (“Preferred Equity Units”) issued to the Qatar Investment Authority (“QIA”), is included in the calculation of the weighted average number of LP Units outstanding during the period without an add back to net income attributable to limited partners of the associated carry on such preferred shares. Refer to Note 17, Capital Securities, for further discussion of the Preferred Equity Units.

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
In determining whether the partnership has power over an investee, the partnership makes judgments in identifying relevant activities that would significantly affect the returns of an investee, in assessing the partnership’s voting rights or other contractual rights that would give it power to unilaterally make decisions, and in assessing rights held by other stakeholders which might give them decision-making authority. In assessing if the partnership has exposure or rights to variable returns from its involvement with the investee, the partnership makes judgments concerning the variability of the returns from an investee based on the substance of the arrangement, the absolute and relative size of those returns. In determining if the partnership has the ability to use its power to affect its returns in an investee, the partnership makes judgments in assessing whether it is acting as a principal or agent in decision-making and whether another entity with decision-making rights is acting as an agent for the partnership. Where other stakeholders have decision-making authority, the partnership makes judgments as to whether its decision-making rights provide it with control, joint control or significant influence over the investee.

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
The partnership’s accounting policies relating to assets held for sale are described in Note 2(g), Assets Held for Sale. In applying this policy, judgment is applied in determining whether sale of certain assets is highly probable, which is a necessary condition for being presented within assets held for sale.

(vii)	Revaluation of hospitality assets
When determining the carrying amounts under the revaluation method, the partnership uses the following assumptions and estimates: the timing of forecasted revenues, future sales prices and margins; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values.

(viii)	Income taxes
In applying relevant accounting policies, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized. In addition, the consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The partnership measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the partnership has a specific intention to sell a property in the foreseeable future or where existing contractual arrangements create an intention to sell in the future, deferred taxes on the building portion of the investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis that the carrying value of the investment property will be recovered substantially through use. Judgment is required in determining the manner in which the carrying amount of each investment property will be recovered.

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

The partnership also makes judgments in determining whether certain leases, in particular those tenant leases with long contractual terms where the lessee is the sole tenant in a property and long-term ground leases where the partnership is lessor, are operating or finance leases. The partnership has determined most of its leases are operating leases, with several finance leases that are not material. Where operating costs are paid directly by tenants, the partnership exercises judgment in determining whether those costs are expenses of the partnership or the tenant which impacts the extent to which operating costs recovery revenue is recognized.

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

w)	Adoption of Accounting Standards
The partnership adopted Amendments to IFRS 11 effective January 1, 2016. The amendments add new guidance to IFRS 11 on accounting for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business, as defined in IFRS 3, Business Combinations. Acquirers of such interests are to apply the relevant principles on business combination accounting in IFRS 3 and other standards, as well as disclosing the relevant information specified in these standards for business combinations. The adoption of the amendments to this standard did not have a significant impact on the partnership’s consolidated financial statements.

NOTE 3. FUTURE ACCOUNTING POLICY CHANGES
The following are accounting policies issued that the partnership expects to adopt in the future:

IFRS 16, Leases (“IFRS 16”) will bring most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly and the liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17, Leases (“IAS 17”) would typically have had straight-line expenses) as an assumed linear depreciation of the right-of-use asset and the decreasing interest on the liability will lead to an overall decrease of expense over the reporting period. IFRS 16 supersedes IAS 17 and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, Revenue from Contracts with Customers has also been applied. The partnership has not yet determined the impact of IFRS 16 to its consolidated financial statements.

IFRS 9, Financial Instruments (“IFRS 9”) will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces existing rule-based requirements that are generally considered to be overly complex and difficult to apply. The new model results in a single impairment model being applied to all financial instruments, thereby removing a source of complexity associated with previous accounting requirements. It also introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted and will be applied retrospectively. The partnership has not yet determined the impact of IFRS 9 to its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods beginning on or after January 1, 2018 with early application permitted, and will be applied retrospectively. The partnership is in the process of determining the impact of IFRS 15 on its consolidated financial statements.

The amendments to IAS 7, Statement of Cash Flows requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. The amendment to IAS 7 is effective for annual periods beginning January 1, 2017. Since the amendments are being issued less than one year before the effective date, the partnership is not required to provide comparative information when it first applies the amendments.

The amendment to IAS 12, Income Taxes clarifies the following aspects: (i) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (ii) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (iii) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; (iv) an entity assesses a deferred tax asset in combination with other deferred tax assets. The amendment to IAS 12 is effective for annual periods beginning January 1, 2017. The amendment will not have any impact to the consolidated financial statements of the partnership as the partnership currently calculates the deferred tax assets and liabilities in accordance with the clarified guidance.

IFRIC 22, Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) clarifies that the date of foreign currency transactions for purposes of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation is effective for periods beginning on or after January 1, 2018 and may be applied either retrospectively or prospectively. The partnership has not yet determined the impact of IFRIC 22 to its consolidated financial statements.

NOTE 4. ACQUISITIONS AND BUSINESS COMBINATIONS

a)	Completed in 2016
On December 15, 2016, the partnership acquired an additional interest in CityPoint Tower (“CityPoint”), a 710,000 square foot office building in London, and obtained control for total consideration of $754 million. The acquisition was funded with a cash contribution of $147 million from a fund sponsored by Brookfield Asset Management which was drawn on subscription facilities, with the remainder funded through debt financing. The partnership previously held a loan interest in CityPoint and accounted for its interest as a loan receivable. The partnership accounts for the acquisition as a step acquisition and remeasured its existing loan interest to fair value at acquisition date of $93 million. At the date the partnership’s consolidated financial statements were approved for issuance, the valuations of investment properties and tax obligations were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis.

On November 17, 2016, the partnership acquired the International Finance Center (“IFC Seoul”), a 5.4 million square foot mixed-use complex in Seoul, South Korea for total consideration of $2,114 million. The acquisition was funded with a cash contribution of $330 million from third-party co-investors, and $545 million from a fund sponsored by Brookfield Asset Management which was drawn on subscription facilities, with the remainder funded through debt financing. At the date the partnership’s consolidated financial statements were approved for issuance, the valuations of investment properties, property debt obligations and tax obligations were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis.

On July 6, 2016, the partnership acquired an additional 67% of the voting equity of Rouse Properties, Inc. (“Rouse”) for consideration of $1,063 million or $18.25 per share. Rouse is a real estate investment trust focused on a diverse portfolio of malls and retail centers encompassing approximately 24.1 million square feet across the United States at the time of acquisition. On the acquisition date, the partnership previously owned 33% of the voting equity of Rouse and accounted for its interest as an equity accounted investment. As a result of the acquisition, the partnership owns 100% of the voting equity of Rouse. The partnership accounted for the acquisition as a step acquisition and remeasured its existing 33% equity interest in Rouse to fair value at the acquisition date. At the time of the acquisition, holders of 12% of the voting equity of Rouse exercised their appraisal rights, which delayed the partnership’s payment for their shares of Rouse until the fair value of their equity as at the acquisition date is determined through legal proceedings. The partnership recorded a provision of $123 million in other non-current liabilities representing the partnership’s obligation to the third party former equity-holders of Rouse who exercised their rights. Total consideration for the acquisition consisted of cash contribution of $587 million from a fund sponsored by Brookfield Asset Management, which was drawn on subscription facilities, the fair value of the partnership’s existing 33% equity in Rouse as at the acquisition, and the fair value of the delayed settlement to the shareholders who have exercised their appraisal rights. At the date the partnership’s consolidated financial statements were approved for issuance, the valuations of investment properties, property debt obligations and tax obligations were still under evaluation by the partnership. Accordingly, they have been accounted for on a provisional basis.

On May 10, 2016, the partnership acquired a portfolio of self-storage properties for total consideration of $151 million. The storage portfolio (“Southeastern Storage Portfolio”) consists of self-storage properties across the Southeastern United States. The acquisition was funded with a cash contribution of $83 million from a fund sponsored by Brookfield Asset Management which was drawn on subscription facilities, with the remainder funded through debt financing. During the fourth quarter of 2016, the partnership completed the purchase price allocation for the acquisition of Southeastern Storage Portfolio. No material changes were made to the provisional purchase price allocation.

On April 29, 2016, the partnership acquired a portfolio of student housing properties (“UK Student Housing”) across the United Kingdom for total consideration of $397 million. The acquisition was funded with a cash contribution of $209 million from a fund sponsored by Brookfield Asset Management, with the remainder funded through debt financing. During the fourth quarter of 2016, the partnership completed the purchase price allocation for the acquisition of UK Student Housing. No material changes were made to the provisional purchase price allocation.

On March 22, 2016, the partnership acquired a portfolio of self-storage properties for total consideration of $320 million. Simply Self Storage (“Simply Storage”) consists of self-storage properties across the United States. The acquisition was funded with cash contribution of $289 million from a fund sponsored by Brookfield Asset Management which was drawn on subscription facilities, with the remainder funded through debt financing. During the fourth quarter of 2016, the partnership completed the purchase price allocation for the acquisition of Simply Storage. No material changes were made to the provisional purchase price allocation.

The following table summarizes the impact of material acquisitions during the year ended December 31, 2016:

(US$ Millions)	Rouse	IFC Seoul	Simply Storage	CityPoint	UK Student Housing	Southeastern Storage Portfolio	Other	Total
Investment properties	$3,010	$1,911	$839	$742	$608	$205	$1,372	$8,687
Property, plant and equipment	13	303	—	—	—	—	334	650
Accounts receivable and other	94	17	26	17	9	4	9	176
Cash and cash equivalents	32	25	15	1	33	1	8	115
Total assets	3,149	2,256	880	760	650	210	1,723	9,628
Less:
Non-recourse borrowings	(1,840)	—	(534)	—	(202)	(58)	(76)	(2,710)
Accounts payable and other	(231)	(142)	(11)	(6)	(49)	(1)	(2)	(442)
Non-controlling interests(1)	(15)	—	(15)	—	(2)	—	(2)	(34)
Net assets acquired	$1,063	$2,114	$320	$754	$397	$151	$1,643	$6,442
Consideration(2)	$1,063	$2,114	$320	$754	$397	$151	$1,618	$6,417
Transaction costs	$—	$26	$9	$2	$4	$2	$13	$56

(1)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of the fair value of the assets, liabilities and contingent liabilities on the date of acquisition.

(2)	Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

The difference between consideration and net assets acquired was primarily attributable to the bargain purchase gain from the acquisition of six office properties in suburban Maryland in the second quarter of 2016. The bargain purchase gain reflected a purchase price discount as a result of a distressed sale process and a portfolio discount negotiated with the seller.

In the period from each acquisition date to December 31, 2016, the partnership recorded revenue and net income in connection with these acquisitions of approximately $395 million and $70 million, respectively. If the acquisitions had occurred on January 1, 2016, the partnership’s total revenue and net income would have been $5,853 million and $2,700 million, respectively, for the year ended December 31, 2016.

Transaction costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in general and administrative expense on the consolidated statements of income

b)	Completed in 2015

The partnership completed the following acquisitions during the year ended December 31, 2015, all of which were accounted for as business combinations in accordance with IFRS 3.

In December 2015, the partnership acquired a portfolio of office properties in Brazil. Funds sponsored by Brookfield Asset Management contributed $396 million of cash which was drawn on subscription facilities. At the date the partnership’s December 31, 2015 consolidated financial statements were approved for issuance, the valuations of investment properties and property debt obligations were still under evaluation by the partnership. During the second quarter of 2016, the partnership completed the purchase price allocation for the acquisition of office portfolio in Brazil. No material changes were made to the provisional purchase price allocation disclosed in the December 31, 2015 consolidated financial statements.

On August 7, 2015, the partnership acquired 100% of the voting equity interests in Associated Estates Realty Corp. (“Associated Estates”) for consideration of $2,559 million. Associated Estates is a real estate investment trust focused on apartment communities located in major metropolitan areas across the U.S. Funds sponsored by Brookfield Asset Management contributed $1,007 million of cash which was drawn on subscription facilities with the remainder funded through debt financing. Included in the consideration paid was $873 million which was used to repay all of the existing debt obligations that were outstanding immediately prior to the acquisition. At the date the partnership’s September 30, 2015 consolidated financial statements were approved for issuance, the valuations of investment properties and property debt obligations were still under evaluation by the partnership. Accordingly, they were accounted for on a provisional basis. During the fourth quarter of 2015, the partnership completed the purchase price allocation for the acquisition of Associated Estates. No material changes were made to the provisional purchase price allocation.

On August 3, 2015, the partnership acquired 100% of the voting equity interests in Center Parcs Group (“Center Parcs UK”) for consideration of $1,958 million. Center Parcs UK operates five short-break destinations across the United Kingdom. The acquisition was funded with $249 million in cash from the partnership, $551 million in cash contributed from third party co-investors, $749 million contributed by funds sponsored by Brookfield Asset Management which was drawn on subscription facilities and the remainder financed with debt. At the date the partnership’s consolidated financial statements were approved for issuance, the valuations of hospitality properties and intangible assets and goodwill, as well as deferred income taxes were still under evaluation by the partnership. Accordingly, they had been accounted for on a provisional basis. During the third quarter of 2016, the partnership completed the purchase price allocation for Center Parcs UK. No material changes were made to the provisional purchase price allocation disclosed in the December 31, 2015 audited financial statements.

The following table summarizes the impact of significant acquisitions during the year ended December 31, 2015 that resulted in consolidation:

(US$ Millions)	Associated Estates	Center Parcs UK	Brazil Office Portfolio	Other	Total
Investment properties	$2,468	$—	$626	$652	$3,746
Hospitality assets	—	2,618	—	—	2,618
Accounts receivable and other	143	71	36	12	262
Cash and cash equivalents	11	72	1	2	86
Goodwill	—	941	—	—	941
Intangible assets	—	1,099	—	—	1,099
Total assets	2,622	4,801	663	666	8,752
Less:
Non-recourse borrowings	—	(2,139)	(177)	(5)	(2,321)
Accounts payable and other	(61)	(254)	(21)	(32)	(368)
Deferred income tax liabilities	—	(450)	(69)	—	(519)
Non-controlling interests(1)	(2)	—	—	(8)	(10)
Net assets acquired	$2,559	$1,958	$396	$621	$5,534
Consideration(2)	$2,559	$1,958	$396	$620	$5,533
Transaction costs	$42	$5	$11	$4	$62

(1)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of the fair value of the assets, liabilities and contingent liabilities on the date of acquisition.

(2)	Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

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

NOTE 5. INVESTMENT PROPERTIES
The following table presents a roll forward of investment property balances for the years ended December 31, 2016 and 2015:

	Year ended Dec. 31, 2016			Year ended Dec. 31, 2015
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of year	$39,111	$2,488	$41,599	$37,789	$3,352	$41,141
Changes resulting from:
Property acquisitions	8,697	310	9,007	3,950	210	4,160
Capital expenditures	770	835	1,605	916	1,149	2,065
Property dispositions(1)	(876)	(13)	(889)	(2,393)	(1,517)	(3,910)
Fair value gains, net	290	251	541	1,583	430	2,013
Foreign currency translation	68	(213)	(145)	(1,746)	(342)	(2,088)
Transfers between commercial properties and commercial developments	562	(562)	—	911	(911)	—
Reclassifications of assets held for sale and other changes	(2,923)	(11)	(2,934)	(1,899)	117	(1,782)
Balance, end of year	$45,699	$3,085	$48,784	$39,111	$2,488	$41,599

(1)	Property dispositions represent the carrying value on date of sale.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which the partnership determines using external information and observable conditions, where possible, in conjunction with internal analysis. There are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership uses for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. The partnership generally does not measure or record its properties based on valuations prepared by external valuation professionals. However, for certain recently acquired subsidiaries, the partnership has used valuations prepared by external valuation professionals.

The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Dec. 31, 2016			Dec. 31, 2015
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office
United States	Discounted cash flow	6.8%	5.6%	12	6.9%	5.7%	12
Canada	Discounted cash flow	6.2%	5.5%	10	6.1%	5.5%	10
Australia	Discounted cash flow	7.3%	6.1%	10	7.6%	6.2%	10
Europe	Discounted cash flow	6.0%	5.0%	12	6.0%	5.1%	12
Brazil	Discounted cash flow	9.3%	7.5%	10	9.3%	7.5%	10
Opportunistic Office	Discounted cash flow	9.9%	7.6%	7	11.5%	8.3%	6
Opportunistic Retail	Discounted cash flow	10.2%	8.1%	12	11.3%	8.5%	10
Industrial	Discounted cash flow	7.4%	6.6%	10	7.6%	6.8%	10
Multifamily(1)	Direct capitalization	4.9%	n/a	n/a	5.1%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.1%	n/a	n/a	6.3%	n/a	n/a
Self-storage(1)	Direct capitalization	6.2%	n/a	n/a	n/a	n/a	n/a
Student Housing(1)	Direct capitalization	5.9%	n/a	n/a	n/a	n/a	n/a

(1)
The valuation method used to value multifamily, triple net lease, self-storage, and student housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Operating investment properties with a fair value of approximately $10.2 billion (December 31, 2015 - $8.7 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any buildings held under operating leases.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(j) above.

	Dec. 31, 2016				Dec. 31, 2015
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$16,142	$387	$—	$—	$17,354	$226
Canada	—	—	4,015	598	—	—	3,924	416
Australia	—	—	2,112	—	—	—	2,504	—
Europe	—	—	583	1,247	—	—	1,071	956
Brazil	—	—	250	65	—	—	195	29
Opportunistic
Opportunistic Office	—	—	5,645	208	—	—	2,357	208
Opportunistic Retail	—	—	4,214	3	—	—	887	29
Industrial	—	—	2,173	505	—	—	1,753	624
Multifamily	—	—	3,574	—	—	—	4,458	—
Triple Net Lease	—	—	4,790	—	—	—	4,608	—
Self-storage	—	—	1,592	32	—	—	—	—
Student Housing	—	—	609	40	—	—	—	—
Total	$—	$—	$45,699	$3,085	$—	$—	$39,111	$2,488

There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2016, 2015, and 2014. Investment properties with a fair value of $44.8 billion (December 31, 2015 - $39.2 billion) are pledged as security for property debt.

The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties for December 31, 2016, for properties valued using the discounted cash flow or direct capitalization method, respectively:

Dec. 31, 2016
(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States	$881
Canada	285
Australia	122
Europe	21
Brazil	9
Opportunistic
Opportunistic Office	200
Opportunistic Retail	373
Industrial	63
Multifamily	174
Triple Net Lease	188
Self-storage	62
Student Housing	25
Total	$2,403

During the year ended December 31, 2016, the partnership capitalized a total of $835 million (December 31, 2015 - $1,149 million) of costs related to development properties. Included in this amount is $718 million (December 31, 2015 - $1,034 million) of construction and related costs and $117 million (December 31, 2015 - $115 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2016 is 4.2% (December 31, 2015 - 4.3%).

NOTE 6. INVESTMENTS IN SUBSIDIARIES

The partnership considers all relevant facts and circumstances in determining that its voting rights in the entities listed below are sufficient to give it power over these subsidiaries. In addition, the partnership has exposure and rights to substantial variable returns from its economic interests in these subsidiaries, even after consideration of material non-controlling interests in certain subsidiaries. The partnership is able to use its power to affect the amount of its returns and consolidates these subsidiaries.

The following table presents the partnership’s material subsidiaries as of December 31, 2016 and 2015:

	Jurisdiction of formation	Economic interest		Voting interest
		Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Subsidiary of the partnership
Brookfield Property L.P.(1)	Bermuda	37%	37%	100%	100%
Holding entities of the operating partnership
BPY Bermuda IV Holdings L.P.	Delaware	100%	100%	100%	100%
Brookfield BPY Retail Holdings II Inc.	Ontario	100%	100%	100%	100%
BPY Bermuda Holdings Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings II Limited	Bermuda	100%	100%	100%	100%
Brookfield BPY Holdings Inc.	Ontario	100%	100%	100%	100%
BPY Bermuda Holdings IV Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings 1A Limited	Bermuda	100%	100%	100%	100%
Real estate subsidiaries of the holding entities
BPO	Canada	100%	100%	100%	100%
Brookfield BPY Holdings (Australia) ULC(2)	Canada	100%	100%	—%	—%
DS4 Holdings Limited	Barbados	100%	100%	100%	100%
BSREP CARS Sub-Pooling LLC(3)	United States	26%	26%	—%	—%
Center Parcs UK(3)	United Kingdom	27%	32%	—%	—%
BSREP Industrial Pooling Subsidiary L.P.(3)	United States	30%	30%	—%	—%
BSREP II Aries Pooling LLC(3)	United States	26%	34%	—%	—%
Brookfield Brazil Retail Fundo de Investimento em Participações(3)	Brazil	46%	40%	—%	—%
BREF ONE, LLC(3)	United States	33%	33%	—%	—%
BSREP Europe Holdings L.P.(3)	Cayman Islands	34%	34%	—%	—%
BSREP UA Holdings LLC(3)	Cayman Islands	30%	30%	—%	—%
BSREP II Brazil Pooling LLC	United States	32%	34%	—%	—%
BSREP India Office Holdings Pte. Ltd.(3)	United States	33%	33%	—%	—%
Rouse Properties, L.P.(4)	United States	50%	—%	33%	—%
Brookfield Strategic Real Estate Partners II Storage REIT LLC	United States	26%	—%	—%	—%
BSREP II Korea Office Holdings Pte. Ltd.	South Korea	18%	—%	—%	—%

(1)
BPY holds all managing general partner units of the operating partnership and therefore has the power to direct the relevant activities and affairs of the operating partnership. The managing general partner units represent 37% and 37% of the total number of the operating partnership’s units at December 31, 2016 and 2015, respectively.

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

(4)
The partnership acquired a controlling interest in Rouse during the third quarter of 2016. Prior to this transaction, the partnership’s interest was accounted for under the equity method. See Note 4, Acquisitions and Business Combinations, for more information.

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

	Jurisdiction of formation	Proportion of economic interests held by non- controlling interests		Non-controlling interests: Interests of others in operating subsidiaries and properties
(US$ Millions)		Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
BPO(1)	Canada	—%	—%	$2,663	$2,622
BSREP CARS Sub-Pooling LLC	United States	74%	74%	1,208	1,104
Center Parcs UK	United Kingdom	73%	68%	982	1,071
BSREP Industrial Pooling Subsidiary L.P.	United States	70%	70%	887	883
BSREP II Korea Office Holdings Pte. Ltd.	South Korea	82%	—%	638	—
BSREP II Aries Pooling LLC	United States	74%	66%	635	645
Rouse Properties, L.P.(2)	United States	50%	—%	545	—
BREF ONE, LLC	United States	67%	67%	491	457
Brookfield Strategic Real Estate Partners II Storage REIT LLC	United States	74%	—%	479	—
BSREP UA Holdings LLC	Cayman Islands	70%	70%	469	333
BSREP Europe Holdings L.P.	Cayman Islands	66%	66%	447	386
BSREP II Brazil Pooling LLC	United States	68%	66%	423	277
Brookfield Brazil Retail Fundo de Investimento em Participações	Brazil	54%	60%	412	406
BSREP India Office Holdings Pte. Ltd.	United States	67%	67%	316	284
Other	Various	18%-88%	18%-88%	1,208	507
Total				$11,803	$8,975

(1)	Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.

(2)
The partnership acquired a controlling interest in Rouse during the third quarter of 2016. Prior to this transaction, the partnership’s interest was accounted for under the equity method. See Note 4, Acquisitions and Business Combinations, for more information.

Summarized financial information in respect of each of the partnership’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	Dec. 31, 2016
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
BPO	$902	$43,185	$4,188	$23,708	$3,531	$12,660
BSREP CARS Sub-Pooling LLC	70	4,798	421	2,811	1,208	428
Center Parcs UK	45	3,730	187	2,235	982	371
BSREP Industrial Pooling Subsidiary L.P.	92	1,939	342	477	887	325
BSREP II Korea Office Holdings Pte. Ltd.	132	2,184	141	1,415	638	122
BSREP II Aries Pooling LLC	211	2,205	31	1,532	635	218
Rouse Properties, L.P.	67	3,076	304	1,755	545	539
Brookfield Strategic Real Estate Partners II Storage REIT LLC	84	1,639	18	1,068	479	158
BREF ONE, LLC	235	2,369	518	1,351	491	244
BSREP UA Holdings LLC	35	1,375	31	709	469	201
BSREP Europe Holdings L.P.	146	1,067	44	490	447	232
BSREP II Brazil Pooling LLC	43	959	7	370	423	202
Brookfield Brazil Retail Fundo de Investimento em Participações	33	962	50	369	412	164
BSREP India Office Holdings Pte. Ltd.	38	1,256	77	747	316	154
Total	$2,133	$70,744	$6,359	$39,037	$11,463	$16,018

	Dec. 31, 2015
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
BPO	$1,465	$32,489	$5,805	$11,475	$1,911	$14,763
BSREP CARS Sub-Pooling LLC	13	4,612	190	2,950	1,104	380
Center Parcs UK	95	4,421	190	2,753	1,071	502
BSREP Industrial Pooling Subsidiary L.P.	302	1,733	353	481	883	318
BSREP II Aries Pooling LLC	73	2,629	60	1,665	645	332
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	52	862	37	331	406	140
BREF ONE, LLC	287	2,308	185	1,729	457	224
BSREP Europe Holdings L.P.	66	1,113	164	437	386	192
BSREP UA Holdings LLC	42	1,178	27	720	333	140
BSREP India Office Holdings Pte. Ltd.	95	1,037	50	660	284	139
BSREP II Brazil Pooling LLC	40	629	26	222	277	144
Total	$2,530	$53,011	$7,087	$23,423	$7,757	$17,274

	Year ended Dec. 31, 2016
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,221	$81	$101	$254	$277	$250
BSREP CARS Sub-Pooling LLC	300	140	140	4	49	49
Center Parcs UK	586	74	(112)	76	28	(42)
BSREP Industrial Pooling Subsidiary L.P.	108	158	158	114	55	55
BSREP II Korea Office Holdings Pte. Ltd.	21	(18)	(40)	—	(3)	(7)
BSREP II Aries Pooling LLC	191	(47)	(46)	46	(16)	(16)
Rouse Properties, L.P.	178	3	3	—	3	3
Brookfield Strategic Real Estate Partners II Storage REIT LLC	106	130	130	84	43	43
BREF ONE, LLC	762	(22)	37	—	(11)	18
BSREP UA Holdings LLC	117	138	138	—	59	59
BSREP Europe Holdings L.P.	79	51	31	13	26	15
BSREP II Brazil Pooling LLC	56	59	121	6	28	58
Brookfield Brazil Retail Fundo de Investimento em Participações	80	(42)	35	—	(25)	1
BSREP India Office Holdings Pte. Ltd.	130	76	67	25	37	33
Total	$4,935	$781	$763	$622	$550	$519

	Year ended Dec. 31, 2015
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,170	$172	$(3)	$69	$2,153	$1,662
BSREP CARS Sub-Pooling LLC	283	146	146	47	50	50
Center Parcs UK	285	69	20	20	36	4
BSREP Industrial Pooling Subsidiary L.P.	128	107	107	36	37	38
BSREP II Aries Pooling LLC	75	24	24	3	5	3
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	91	(71)	(301)	15	(47)	(125)
BREF ONE, LLC	799	(19)	69	63	(9)	34
BSREP Europe Holdings L.P.	128	98	38	15	50	18
BSREP UA Holdings LLC	109	99	99	—	42	42
BSREP India Office Holdings Pte. Ltd.	113	78	52	—	44	36
BSREP II Brazil Pooling LLC	6	(5)	(8)	—	(2)	(4)
Total	$4,187	$698	$243	$268	$2,359	$1,758

	Year ended Dec. 31, 2014
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,372	$204	$123	$569	$2,614	$2,161
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	129	(60)	(161)	12	(33)	(66)
BSREP Industrial Pooling Subsidiary L.P.	110	88	88	32	30	30
BSREP Europe Holdings L.P.	88	99	61	—	43	27
BREF ONE, LLC	783	(58)	129	33	(28)	64
BSREP CARS Sub-Pooling LLC	58	14	14	—	5	5
BSREP India Office Holdings Pte. Ltd.	—	(4)	(4)	—	(2)	(2)
BSREP UA Holdings LLC	21	—	—	—	—	—
BSREP CXTD Holdings L.P.	—	97	97	10	44	44
Total	$3,561	$380	$347	$656	$2,673	$2,263

Certain of the partnership’s subsidiaries are subject to restrictions over the extent to which they can remit funds to the partnership in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

NOTE 7. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

			Proportion of ownership interests/voting rights held by the partnership		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Joint ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$2,866	$3,401
Manhattan West, New York	Property holding company	United States	56%	56%	1,214	1,073
245 Park Avenue, New York	Property holding company	United States	51%	51%	706	784
Grace Building, New York	Property holding company	United States	50%	50%	585	590
Southern Cross East, Melbourne(2)	Property holding company	Australia	50%	50%	346	334
Brookfield D.C. Office Partners LLC (“D.C. Fund”), Washington, D.C.	Property holding company	United States	51%	51%	327	316
Brookfield Fairfield U.S. Multifamily Value Add Fund II, L.P. (“VAMF II”)	Property holding company	United States	37%	37%	296	274
EY Centre, Sydney(2)	Property holding company	Australia	50%	50%	263	203
Potsdamer Platz, Berlin	Holding company	Germany	25%	50%	161	316
Republic Plaza, Denver	Property holding company	United States	50%	50%	128	123
One New York Plaza	Property holding company	United States	15%	—%	116	—
75 State Street, Boston	Property holding company	United States	26%	51%	90	159
Other	Various	Various	13% - 83%	13% - 83%	1,055	1,210
					8,153	8,783
Associates
GGP Inc. (“GGP”)	Real estate investment trust	United States	29%	29%	7,453	7,215
China Xintiandi (“CXTD”)(3)	Property holding company	China	22%	22%	446	589
Rouse Properties, Inc. (“Rouse”)(4)	Real estate investment trust	United States	—%	34%	—	380
Diplomat Resort and Spa (“Diplomat”)	Property holding company	United States	90%	90%	355	322
Brookfield Premier Real Estate Partners Pooling LLC	Property holding company	United States	19%	—%	113	—
Other	Various	Various	23% - 49%	23% - 49%	324	349
					8,691	8,855
Total					$16,844	$17,638

(1)	Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc (“Canary Wharf”) in London.

(2)
The partnership exercises joint control over these jointly controlled assets through a participating loan agreement with Brookfield Asset Management that is convertible at any time into a direct equity interest in the entity.

(3)	The partnership’s interest in CXTD is held through BSREP CXTD Holdings L.P. in which it has an approximate 31% interest. Refer to Note 6, Investments in Subsidiaries for additional information.

(4)
The partnership obtained control of Rouse during the third quarter of 2016 following the acquisition of the common shares not held by the partnership by a fund sponsored by Brookfield Asset Management in which the partnership is an investor. Subsequent to this transaction, the partnership is consolidating the financial results of Rouse. Please see Note 4 for further information.

The partnership contributed approximately 50% of its investment in 75 State Street, representing a 25% interest in the property, to a newly launched open-ended fund, in the fourth quarter of 2016. In addition to a partial interest in 75 State Street, the partnership also contributed partial interests in One New York Plaza and 685 Market Street in San Francisco, as well as four development properties, to the fund, Brookfield Premier Real Estate Partners Pooling LLC. The partnership received net proceeds of $337 million, as well as a 19% interest in the fund carried at $113 million at December 31, 2016 which is accounted for as an investment in associate.

In addition, during the fourth quarter of 2016, the partnership sold a further16% net interest in One New York Plaza. Subsequent to these transactions, the partnership owns a 15% net interest in the property, which is accounted for as a joint venture under the equity method and carried at $116 million at December 31, 2016. Prior to these transactions, the partnership consolidated this property.

In the second quarter of 2016, the partnership sold 50% of its investment in Potsdamer Platz, representing a 25% interest in the estate.

During the first quarter of 2015, the partnership formed a joint venture, the Canary Wharf Joint Venture, that acquired all of the outstanding equity of Songbird Estates plc, which prior to the transaction owned approximately 69% of Canary Wharf. Canary Wharf Joint Venture also acquired the remaining equity interests in Canary Wharf held by the partnership and other investors. The partnership contributed cash of approximately $1.5 billion and its 22% equity interest in Canary Wharf to Canary Wharf Joint Venture for a 50% equity interest therein. The partnership has joint control over the Canary Wharf Joint Venture and, the underlying investment in Canary Wharf, as Canary Wharf Joint Venture’s governing documents require that directors appointed by each investor jointly direct its relevant activities.

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

During the third quarter of 2015, the partnership converted its interest in convertible preferred equity of CXTD into common equity in the entity. The investment was recognized at fair value at the date of conversion. As of December 31, 2016, the carrying value for the investment in CXTD was $446 million and is being accounted for under the equity method as an associate. Prior to conversion, the investment was accounted for as a financial asset measured at FVTPL. Also during the third quarter of 2015, the partnership acquired a 50% joint venture interest in a portfolio of hotels in Germany, which was accounted for under the equity method. This interest has been sold as of December 31, 2016 for net proceeds of approximately $270 million and a realized gain of $107 million.

During the fourth quarter of 2015, the partnership entered into the following transactions, which resulted in additions to its equity accounted investment balance:

•
On October 6, 2015, the partnership sold an 80% interest in 99 Bishopsgate in London for net proceeds of $158 million. As a result of the transaction, the partnership retained joint control and initially recognized the equity accounted investment at its fair value of $44 million.

•
On October 28, 2015, the partnership sold approximately 44% of the Manhattan West development, Five Manhattan West, and 424/434 West 33rd Street for $716 million. As a result of the transaction, the partnership retained joint control and initially recognized the equity accounted investment at its fair value of $1,117 million.

•
On December 18, 2015, the partnership sold an interest in Southern Cross East in Melbourne for approximately $325 million. As a result of the transaction, the partnership retained joint control and recognized the equity accounted investment at its fair value of $334 million at December 31, 2015.

•
On December 30, 2015, the partnership acquired Potsdamer Platz, a mixed-use estate consisting of 16 properties in Berlin along with an outside partner. The partnership has joint control and initially recognized the equity accounted investment at its fair value of $316 million.

The fair value of the common shares of GGP held by the partnership based on the trading price of GGP common stock as of December 31, 2016 is $6,379 million (December 31, 2015 - $6,948 million).

At December 31, 2016, the partnership performed a review to determine whether there is any objective evidence that the investment in GGP is impaired. As a result of this review, management determined that there is no objective evidence of impairment of GGP at December 31, 2016. There are no quoted market prices for the partnership’s other equity accounted investments.

The following table presents the change in the balance of the partnership’s equity accounted investments as of December 31, 2016 and 2015:

(US$ Millions) Years ended Dec. 31,	2016	2015
Equity accounted investments, beginning of year	$17,638	$10,356
Additions	715	7,538
Disposals and return of capital distributions	(1,180)	(1,504)
Share of net earnings from equity accounted investments	1,019	1,591
Distributions received	(524)	(276)
Foreign currency translation	(646)	(59)
Reclassification to assets held for sale	(340)	—
Other	162	(8)
Equity accounted investments, end of year	$16,844	$17,638

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Dec. 31, 2016			Dec. 31, 2015
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office
United States	Discounted cash flow	6.3%	5.3%	11	6.3%	5.3%	11
Australia	Discounted cash flow	7.1%	6.0%	10	7.4%	6.1%	10
Europe(1)	Discounted cash flow	5.1%	4.8%	10	5.1%	5.1%	10
Core Retail
United States	Discounted cash flow	7.4%	5.9%	10	7.4%	5.8%	10
Opportunistic Office	Discounted cash flow	9.0%	7.8%	5	8.3%	7.4%	5
Opportunistic Retail(2)	Direct capitalization	11.0%	9.0%	10	7.2%	n/a	n/a
Industrial	Discounted cash flow	6.9%	6.1%	10	7.1%	6.5%	10
Multifamily(2)	Direct capitalization	5.1%	n/a	n/a	5.4%	n/a	n/a

(1)
Certain properties in Europe accounted under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizons calculated under the discounted cash flow method are presented in the table above.

(2)
The valuation method used to value opportunistic retail and multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as of December 31, 2016 and 2015:

	Dec. 31, 2016
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
Canary Wharf Joint Venture	$776	$11,685	$461	$6,268	$5,732
Manhattan West	244	3,374	733	718	2,167
245 Park Avenue	47	2,153	816	—	1,384
Grace Building	30	2,043	9	891	1,173
VAMF II	59	1,942	87	1,125	789
One New York Plaza	36	1,480	8	734	774
Southern Cross East	34	659	—	—	693
Potsdamer Platz	51	1,463	29	841	644
D.C. Fund	40	1,378	35	743	640
EY Centre	22	521	17	—	526
75 State Street	13	648	5	309	347
Republic Plaza	36	510	21	270	255
Other	677	3,567	514	1,028	2,702
	2,065	31,423	2,735	12,927	17,826
Associates
GGP	1,547	38,460	2,540	12,656	24,811
CXTD	41	3,449	276	1,299	1,915
Diplomat	26	760	385	5	396
Brookfield Premier Real Estate Partners Pooling LLC	8	602	3	—	607
Other	97	1,784	174	841	866
	1,719	45,055	3,378	14,801	28,595
Total	$3,784	$76,478	$6,113	$27,728	$46,421

	Dec. 31, 2015
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
Canary Wharf Joint Venture	$853	$12,643	$896	$5,799	$6,801
Manhattan West	251	2,681	71	945	1,916
245 Park Avenue	44	2,299	9	796	1,538
Grace Building	25	2,056	16	882	1,183
VAMF II	17	1,628	—	908	737
Southern Cross East	4	666	2	—	668
Potsdamer Platz	19	1,464	14	838	631
D.C. Fund	42	1,363	32	754	619
EY Centre	11	423	28	—	406
Republic Plaza	40	502	21	275	246
75 State Street	10	618	7	309	312
Other	361	5,028	887	1,434	3,068
	1,677	31,371	1,983	12,940	18,125
Associates
GGP	1,717	39,307	853	16,157	24,014
CXTD	358	4,466	1,115	1,018	2,691
Rouse	93	3,012	110	1,707	1,288
Diplomat	19	716	16	362	357
Other	322	1,496	118	756	944
	2,509	48,997	2,212	20,000	29,294
Total	$4,186	$80,368	$4,195	$32,940	$47,419

Summarized financial information in respect of the partnership’s equity accounted investments for the years ended December 31, 2016, 2015 and 2014 is set out below:

	Year ended Dec. 31, 2016
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Discon-tinued operations	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$646	$284	$(351)	$8	$—	$19	$(4)	$10	$—
Manhattan West	78	51	161	—	—	188	—	105	57
245 Park Avenue	163	95	(146)	—	—	(78)	—	(39)	37
Grace Building	117	79	(24)	—	—	14	—	7	11
VAMF II	430	310	123	—	—	243	—	96	—
Southern Cross East	42	11	3	—	—	34	—	17	—
Potsdamer Platz	49	27	32	—	—	54	—	12	—
D.C. Fund	121	71	(9)	—	—	41	—	21	17
EY Centre	34	8	103	—	—	129	5	65	—
Republic Plaza	46	30	(5)	—	—	11	—	6	—
One New York Plaza	11	8	57	—	—	60	—	9	—
75 State Street	47	30	26	—	—	43	—	17	—
Other	384	196	120	—	—	308	(2)	137	124
	2,168	1,200	90	8	—	1,066	(1)	463	246
Associates
GGP(2)	2,427	1,371	177	502	—	1,735	4	476	266
CXTD	114	122	195	—	—	187	—	41	—
Diplomat	139	140	—	—	—	(1)	35	(2)	—
Brookfield Premier Real Estate Partners Pooling LLC	—	3	56	—	—	53	—	10	12
Other	520	489	104	—	—	135	—	31	—
	3,200	2,125	532	502	—	2,109	39	556	278
Total	$5,368	$3,325	$622	$510	$—	$3,175	$38	$1,019	$524

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates

(2)	Net income presented before allocation to non-controlling interests and preferred dividends

	Year ended Dec. 31, 2015
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income of EAI(1)	Discon-tinued operations	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$606	$451	$726	$44	$—	$925	$(102)	$463	$—
Manhattan West	12	6	15	—	—	21	—	12	—
245 Park Avenue	157	92	127	—	—	192	—	98	21
Grace Building	120	81	102	—	—	141	—	70	18
VAMF II	83	63	154	—	—	174	—	65	—
Southern Cross East	1	—	—	—	—	1	—	1	—
Potsdamer Platz	—	—	(4)	—	—	(4)	—	(2)	—
D.C. Fund	75	43	6	—	—	38	—	19	5
EY Centre	35	8	30	—	—	57	—	29	—
Republic Plaza	45	29	—	—	—	16	—	8	—
75 State Street	28	18	17	—	—	27	—	14	—
Other	365	247	301	—	—	419	4	199	30
	1,527	1,038	1,474	44	—	2,007	(98)	976	74
Associates
GGP(2)	2,506	1,454	528	359	(40)	1,899	(12)	526	186
CXTD	170	159	957	—	—	968	2	46	—
Rouse	370	108	(196)	—	—	66	—	(12)	14
Diplomat	148	132	(18)	—	—	(2)	121	(9)	—
Other	318	275	122	—	—	165	36	64	2
	3,512	2,128	1,393	359	(40)	3,096	147	615	202
Total	$5,039	$3,166	$2,867	$403	$(40)	$5,103	$49	$1,591	$276

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates

(2)	Net income presented before allocation to non-controlling interests and preferred dividends

	Year ended December 31, 2014
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Discon-tinued operations	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
245 Park Avenue	$149	$86	$101	$—	$—	$164	$—	$84	$17
Grace Building	106	61	146	—	—	191	—	95	252
VAMF II	40	33	15	—	—	22	—	8	—
EY Centre	43	10	—	—	—	33	—	17	15
Republic Plaza	30	20	9	—	—	19	—	9	—
Other	195	95	236	—	—	336	—	146	84
	563	305	507	—	—	765	—	359	368
Associates
GGP(2)	2,650	1,618	1,131	274	182	2,619	(5)	985	158
Rouse	304	221	4	—	—	87	—	29	14
Diplomat	41	61	(5)	—	—	(25)	21	(22)	—
Other	161	134	21	—	—	48	12	15	9
	3,156	2,034	1,151	274	182	2,729	28	1,007	181
Total	$3,719	$2,339	$1,658	$274	$182	$3,494	$28	$1,366	$549

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates

(2)	Net income presented before allocation to non-controlling interests and preferred dividends

Certain of the partnership’s investment in joint ventures and associates are subject to restrictions over the extent to which they can remit funds to the partnership in the form of the cash dividends or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

NOTE 8. INVESTMENTS IN JOINT OPERATIONS
The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenues, and expenses of the properties in these consolidated financial statements:

		Place of incorporation and principal place of business	Ownership(1)
Name of property	Principal activity		Dec. 31, 2016	Dec. 31, 2015
Brookfield Place - Retail & Parking	Property	Toronto	56%	56%
Brookfield Place III	Development property	Toronto	54%	54%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(2)	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	25%	25%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Bankers West Parkade	Development property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
Place de Ville I	Property	Ottawa	25%	25%
Place de Ville II	Property	Ottawa	25%	25%
Jean Edmonds Towers	Property	Ottawa	25%	25%
300 Queen Street	Development property	Ottawa	25%	25%
World Square Retail(3)	Property	Sydney	50%	50%
52 Goulburn Street(3)	Property	Sydney	50%	50%
235 St Georges Terrace(3)	Property	Perth	50%	50%
108 St Georges Terrace(3)	Property	Perth	50%	50%
Southern Cross West(3)	Property	Melbourne	50%	50%
Shopping Patio Paulista	Property	São Paulo	60%	60%
Shopping Patio Paulista - Expansion	Development property	São Paulo	44%	44%
Shopping Patio Higienópolis	Property	São Paulo	25%	25%
Shopping Patio Higienópolis - Expansion	Development property	São Paulo	32%	32%
Shopping Patio Higienópolis - Co-Invest	Property	São Paulo	5%	5%
Shopping Patio Higienópolis Expansion - Co-Invest	Development property	São Paulo	6%	6%
Brookfield Brazil Higienópolis	Property	São Paulo	20%	20%
Brookfield Brazil Higienópolis - Expansion	Development property	São Paulo	12%	12%
Shopping Raposo	Property	São Paulo	60%	60%
West Shopping	Property	São Paulo	45%	45%
G2-Infospace Gurgaon	Property	NCR-Delhi Region	72%	72%

(1)	Represents ownership in these properties before non-controlling interests in subsidiaries that hold these ownership interests.

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

NOTE 9. PARTICIPATING LOAN INTERESTS
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

The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)	Participation interest		Carrying value
Name of property	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Darling Park Complex, Sydney	30%	30%	$215	$195
IAG House, Sydney	50%	50%	101	94
Jessie Street, Sydney	100%	100%	155	136
Infrastructure House, Canberra	—%	100%	—	24
Total participating loan interests			$471	$449

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net on the consolidated statements of income. As of December 31, 2016, the carrying value of the embedded derivative is $100 million (December 31, 2015 - $118 million).

For the year ended December 31, 2016, the partnership recognized interest income on the participating loan interests of $32 million (December 31, 2015 - $41 million; 2014 - $50 million) and fair value gains of $29 million (2015 - $88 million; 2014 - $38 million).

Summarized financial information in respect of the properties underlying the partnership’s investment in participating loan interests is set out below:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Non-current assets	$1,589	$1,674
Current assets	10	35
Total assets	1,599	1,709
Non-current liabilities	94	483
Current liabilities	478	180
Total liabilities	572	663
Net assets	$1,027	$1,046

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Revenue	$129	$159	$197
Expenses	61	74	95
Earnings before fair value gains	68	85	102
Fair value gains, net	55	258	51
Net earnings	$123	$343	$153

NOTE 10. PROPERTY, PLANT AND EQUIPMENT
Consolidated property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK, which was acquired during the third quarter of 2015, Paradise Island Holdings Limited (“Atlantis”) and BREF HR, LLC (“Hard Rock Hotel and Casino”). Hospitality assets are presented on a cost basis, net of accumulated fair value changes and accumulated depreciation. Accumulated fair value changes include unrealized revaluations of hospitality assets using the revaluation method, which are recorded in revaluation surplus as a component of equity, as well as impairment losses recorded in net income. The partnership depreciates these assets on a straight-basis over their relevant estimated useful lives.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	7 to 50+
Land improvements	14 to 30
Furniture, fixtures and equipment	3 to 20

The partnership determines the fair value of its North American hospitality assets using internal valuations on an annual basis as of December 31 by discounting the expected future cash flows, generally over a term of 6 years including a terminal value based on the application of a capitalization rate to estimated year 7 cash flows. The partnership also obtained valuations prepared by external valuation professionals as at December 31, 2016 to assist in determining fair value. Such valuations are used as another data point for management to ultimately conclude on the fair value estimate determined. The hospitality operating assets are pledged as collateral for the property debt at their respective properties.

Significant unobservable inputs (Level 3) are utilized when determining the fair value of the partnership’s North American hospitality properties. The significant Level 3 inputs include the discount rate, terminal capitalization rate, and investment horizon. Impacts to the partnership’s fair value of North American hospitality properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Key valuation assumptions for the partnership’s North American hospitality assets included a weighted average discount rate of 10.2% (2015 – 10.0%), terminal capitalization rate of 7.4% (2015 – 7.4%), and investment horizon of 6 years (2015 – 7 years).

Fair values of property, plant and equipment within the short-break destinations across the United Kingdom owned by Center Parcs UK are determined using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Center Parcs UK properties with a fair value of approximately $1.7 billion (December 31, 2015 - $2.0 billion) are situated on land held under leases or other agreements largely expiring after the year 2065.

The following table presents the change to the components of the partnership’s hospitality assets from the beginning of the year:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Cost:
Balance, beginning of year	$4,969	$2,437
Acquisitions through business combinations	650	2,619
Additions	248	74
Disposals	(28)	(10)
Foreign currency translation	(422)	(151)
	5,417	4,969
Accumulated fair value changes:
Balance, beginning of year	585	426
Increase from revaluation	74	163
Provision for impairment	—	(4)
	659	585
Accumulated depreciation:
Balance, beginning of year	(531)	(378)
Depreciation	(231)	(153)
Disposals	22	—
Foreign currency translation	21	—
	(719)	(531)
Total property, plant and equipment	$5,357	$5,023

NOTE 11. GOODWILL
Goodwill of $761 million at December 31, 2016 (December 31, 2015 - $888 million) was primarily attributable to Center Parcs UK. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

NOTE 12. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark assets acquired in connection with the acquisition of Center Parcs UK during the third quarter of 2015.

The trademark assets of Center Parcs UK had a carrying amount of $875 million as of December 31, 2016 (December 31, 2015 - $1,038 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

In addition, intangible assets include the trademark and licensing assets acquired as part of the historical acquisitions of Atlantis and Hard Rock Hotel and Casino. At December 31, 2016, intangible assets with carrying values of $210 million (December 31, 2015 - $212 million) and $45 million (December 31, 2015 - $63 million), for Atlantis and Hard Rock Hotel and Casino respectively, were determined to have an indefinite useful life. These assets consisted primarily of trademark rights for these two properties granted under perpetual licenses. The business models of the Atlantis and Hard Rock Hotel and Casino are not subject to technological obsolescence or commercial innovations in any material way.

During the period ended December 31, 2016, the partnership sold a trademark license of the Hard Rock Hotel and Casino for a gross gain of $132 million recorded in fair value gains, net. The partnership retains the right to use the trademark at the Las Vegas location royalty-free in perpetuity.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Gaming rights	Indefinite
Water/ electricity rights	Indefinite
Management contracts	40
Customer relationships	9 to 10
Other	6 to 10

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense.

The following table presents the components of the partnership’s intangible assets as of December 31, 2016 and December 31, 2015:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Cost	$1,243	$1,437
Accumulated amortization	(54)	(68)
Accumulated impairment losses	(48)	(48)
Balance, end of year	$1,141	$1,321

The following table presents a roll forward of the partnership’s intangible assets December 31, 2016 and December 31, 2015:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Balance, beginning of year	$1,321	$307
Acquisitions	12	1,083
Disposals(1)	(15)	—
Amortization	(9)	(5)
Foreign currency translation	(168)	(64)
Balance, end of year	$1,141	$1,321

(1)	Represents the sale of the Hard Rock trademarks to a third party. At the date of the transaction, the carrying value of the trademarks was $15 million and current year amortization of $3 million.

NOTE 13. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Securities designated as FVTPL	$37	$37
Derivative assets(1)	12	1,379
Securities designated as AFS	168	142
Other	283	109
Total other non-current assets	$500	$1,667
(1) As of December 31, 2015, derivative assets primarily included warrants to purchase shares of common stock of GGP measured at FVTPL. As of December 31, 2016, the warrants are reported as current assets. See Note 14, Accounts Receivable and Other, for further discussion.

a)	Securities designated as AFS
Securities designated as AFS represent the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C., Heritage Plaza in Houston, and Aldgate Tower in London, all of which are property holding companies and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership continues to manage these properties on behalf of the acquirer but does not exercise significant influence over the relevant activities of the properties. Included in securities designated as AFS are $106 million (December 31, 2015 - $106 million) of securities pledged as security for a loan payable to the issuer in the amount of $93 million (December 31, 2015 - $92 million) recognized in other non-current liabilities.

NOTE 14. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Derivative assets	$1,338	$91
Accounts receivable(1)	414	422
Restricted cash and deposits	313	338
Prepaid expenses	130	108
Other current assets	398	261
Total accounts receivable and other	$2,593	$1,220

(1)	See Note 35, Related Parties, for further discussion.

a)	Derivative assets
As of December 31, 2016, derivative assets with a carrying amount of $1,338 million primarily include warrants to purchase shares of common stock of GGP measured at FVTPL. The warrants were classified to current assets at December 31, 2016, as they expire on November 9, 2017. The fair value of the GGP warrants was $1,254 million (December 31, 2015 - $1,364 million) determined using a Black-Scholes option pricing model, assuming a 0.9 year term (December 31, 2015 - 1.9 year term), 69% volatility (December 31, 2015 - 57% volatility), and a risk free interest rate of 0.75% (December 31, 2015 - 0.98%).

NOTE 15. ASSETS HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of December 31, 2016 and December 31, 2015:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Investment properties	$146	$775
Accounts receivables and other assets	1	30
Assets held for sale	147	805
Debt obligations	60	229
Accounts payable and other liabilities	1	13
Liabilities associated with assets held for sale	$61	$242

The following table presents the change to the components of the assets held for sale from the beginning of the year:

(US$ Millions)	Dec. 31, 2016
Balance, beginning of year	$805
Reclassification to/(from) assets held for sale, net	3,316
Disposals	(4,033)
Fair value adjustments	79
Foreign currency translation	(18)
Other	(2)
Assets held for sale	$147

At December 31, 2015, assets held for sale included two properties in the partnership’s Core Office segment, in Vancouver and Sydney, a portfolio of industrial assets near the U.S. - Mexico border and two multifamily assets in the U.S. In February 2016, the partnership sold the office properties in Sydney and Vancouver for $208 million and $308 million, respectively. The portfolio of industrial assets near the U.S. - Mexico border was subsequently reclassified back to operating assets.
During the first quarter of 2016, 50% of the partnership’s 50% interest in Potsdamer Platz in Berlin, Two Ballston Plaza in Washington, D.C., Jean Edmonds Towers in Ottawa, 14 industrial assets and 18 multifamily assets were reclassified to assets held for sale. In May 2016, the partnership sold 50% of the partnership’s 50% interest in the Potsdamer Platz estate in Berlin for €146 million and Two Ballston Plaza in Washington, D.C. for $79 million.

During the second quarter of 2016, One Shelley Street in Sydney, as well as a portfolio of hospitality assets in Germany, a portfolio of industrial assets and a portfolio of multifamily assets in the United States were reclassified to assets held for sale. In July 2016, the partnership sold One Shelley Street for approximately $393 million. In August 2016, the partnership sold its portfolio of hospitality assets in Germany for net proceeds of approximately $270 million.

During the third quarter of 2016, three Core Office properties in New York, Washington, D.C., and London, as well a portfolio of industrial assets and a portfolio of multifamily assets in the United States, were reclassified to assets held for sale. The property in London was disposed of during the fourth quarter of 2016. Interests in the properties in Washington, D.C. and One New York Plaza in New York were sold to BPREP during the fourth quarter of 2016. In addition, the partnership sold additional interests in One New York Plaza during the fourth quarter, resulting in the partnership ceasing consolidation of the property and commencing accounting for the property under the equity method. Refer to Note 7, Equity Accounted Investments, for further information.

At December 31, 2016, assets held for sale included two industrial assets in France, a portfolio of multifamily assets in the United States and seven triple net lease assets in the United States, as the partnership intends to sell controlling interests in these properties to third parties in the next 12 months.

NOTE 16. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Dec. 31, 2016		Dec. 31, 2015
(US$ Millions)	Weighted- average rate	Debt balance	Weighted- average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	2.47%	$1,152	3.16%	$1,632
Brookfield Office Properties’ revolving facility	1.81%	697	2.15%	884
Brookfield Office Properties’ senior unsecured notes	4.17%	260	4.17%	252
Brookfield Canada Office Properties’ revolving facility	2.36%	44	2.29%	140

Subsidiary borrowings	4.06%	468	4.60%	86

Secured debt obligations:
Funds subscription credit facilities(1)	2.17%	828	1.91%	1,594
Fixed rate	5.06%	16,534	5.36%	13,709
Variable rate	4.31%	13,596	3.87%	12,458
Total debt obligations		$33,579		$30,755

Current		$5,096		$8,580
Non-current		28,423		21,946
Debt associated with assets held for sale		60		229
Total debt obligations		$33,579		$30,755

(1)	Funds subscription credit facilities are secured by co-investors’ capital commitments.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Dec. 31, 2016			Dec. 31, 2015
(US$ Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. Dollars	$23,190	$	$23,190	$22,345	$	$22,345
British Pounds	3,787		£3,065	3,340		£2,267
Canadian Dollars	2,413	C$	3,243	2,376	C$	3,287
Australian Dollars	1,330	A$	1,847	1,504	A$	2,064
South Korean Won	1,317	₩	1,589,450	—	₩	—
Brazilian Reais	631	R$	2,056	535	R$	2,088
Indian Rupees	516	Rs	35,010	216	Rs	14,314
Euros	395		€376	439		€404
Total debt obligations	$33,579			$30,755

NOTE 17. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of December 31, 2016 and 2015:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2016	Dec. 31, 2015
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$541	$532
Series 2	24,000,000	6.50%	522	516
Series 3	24,000,000	6.75%	511	506
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BPO Class AAA Preferred Shares:
Series G(1)	3,236,308	5.25%	81	84
Series H(2)	—	5.75%	—	128
Series J(1)	6,592,443	5.00%	123	125
Series K(1)	4,995,414	5.20%	93	90
BPO Class B Preferred Shares:
Series 1(3)	3,600,000	70% of bank prime	—	—
Series 2(3)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	924,390	5.25%	24	23
Series 2	699,165	5.75%	13	18
Series 3	913,194	5.00%	17	17
Series 4	984,586	5.20%	19	18
Rouse Series A Preferred Shares	5,600,000	5.00%	143	—
BSREP II Vintage Estate Partners LLC (“Vintage Estates”) Preferred Shares	10,000	5.00%	40	—
Capital Securities – Fund Subsidiaries			794	724
Total capital securities			$4,171	$4,031

Current			$370	$503
Non-current			3,801	3,528
Total capital securities			$4,171	$4,031

(1)
BPY and its subsidiaries own 1,003,549, 1,000,000, and 1,004,586 shares of Series G, Series J, and Series K Class AAA Preferred Shares of BPO as of December 31, 2016, respectively, which has been reflected as a reduction in outstanding shares of the BPO Class AAA Preferred Shares.

(2)	The BPO Class AAA Series H Preferred Shares were redeemed on May 23, 2016 for cash of C$25.00 per share plus accrued and unpaid dividends thereon.

(3)	Class B, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

The capital securities presented above represent interests in the partnership or its subsidiaries that are in legal form equity and are accounted for as liabilities in accordance with IAS 32, Financial Instruments: Presentation due to the redemption features of these instruments.

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

The Class C preferred shares are entitled to receive a cumulative preferential dividend equal to 6.75% of their redemption value as and when declared by the board of directors of the holding entity. The holding entity may redeem the Class C preferred shares at any time and must redeem all of the outstanding Class C preferred shares on the seventh anniversary of their issuance. Brookfield Asset Management has had a right of retraction since the third anniversary of the issuance of the Class C preferred shares. The Class B and Class C preferred shares will be entitled to vote with the common shares of the holding entity and each class of preferred shares will have an aggregate of 1% of the votes to be cast in respect of the holding entity.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year.

Cumulative preferred dividends on the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares are payable quarterly, as and when declared by the Boards of Directors of BPO and BOP Split. On December 8, 2016 the Boards of Directors of BPO and BOP Split declared quarterly dividends payable for the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares, respectively.

Capital securities also includes $143 million at December 31, 2016 (December 31, 2015 - nil) of preferred equity interests held by a third party investor in Rouse Properties, L.P. which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests have no voting rights and are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated. The capital securities were assumed on the acquisition of Rouse.

Capital securities also includes $40 million at December 31, 2016 (December 31, 2015 - nil) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

The Capital Securities - Fund Subsidiaries includes $753 million (December 31, 2015 - $683 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities - Fund Subsidiaries are measured at redemption amount.

Capital Securities - Fund Subsidiaries also includes $41 million at December 31, 2016 (December 31, 2015 - $41 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Capital securities includes $264 million (December 31, 2015 - $394 million) repayable in Canadian Dollars of C$355 million (December 31, 2015 - C$545 million).

The redemption terms of the outstanding BOP Split Senior Preferred Shares are as follows:

	BPO’s option(1)	Holder’s option(2)
BOP Split Senior Preferred Shares:
Series 1	June 30, 2014	September 30, 2015
Series 2	December 31, 2014	December 31, 2015
Series 3	June 30, 2014	December 31, 2014
Series 4	December 31, 2015	December 31, 2016

(1)
Subject to applicable law and provisions described in the articles of BOP Split, BOP Split, at its option, may at any time redeem all, or from time to time any part, of the then outstanding BOP Split Senior Preferred Shares for cash as follows: the Series 1 at a price of $25.00 plus accrued and unpaid dividends; the Series 2 at a price of C$25.00 plus accrued and unpaid dividends; the Series 3 at a price of C$25.00 plus accrued and unpaid dividends; and the Series 4 at a price of C$25.00 plus accrued and unpaid dividends.

(2)
Subject to applicable law and provisions described in the articles of BOP Split, BOP Split may acquire for cancellation all or any part of the BOP Split Senior Preferred Shares outstanding from time to time at the lowest price at which in the opinion of the directors of BOP Split such shares are available.

The redemption terms of the outstanding BPO Class AAA are as follows:

	BPO’s option(1)	Holder’s option(2)
BPO Class AAA Preferred Shares:
Series G	June 30, 2011	September 30, 2015
Series J	June 30, 2010	December 31, 2014
Series K	December 31, 2012	December 31, 2016

(1)
Subject to applicable law of BPO’s articles of incorporation and, if required, other regulatory approvals, BPO may, on or after the dates specified above, convert the Class AAA, Series G, J and K into units of BPY. The Class AAA Series J and K preferred shares may be converted into that number of BPY units determined by dividing C$25.00 (Series G - $25.00) by the greater of C$2.00 (Series G - $2.00) and 95% of the weighted average trading price of BPY units at such time

(2)
Subject to applicable law and BPO’s articles of incorporation, BPY’s call rights and the BPO’s right to redeem or find substitute purchasers, the holder may, on the dates specified above and on specified dates thereafter, convert Class AAA, Series G, J and K preferred shares into that number of BPY units determined by dividing C$25.00 (Series G - $25.00) by the greater of C$2.00 (Series G - $2.00) and 95% of the weighted average trading price of BPY units at such time

NOTE 18. INCOME TAXES
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

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Deferred income tax assets:
Non-capital losses (Canada)	$79	$62
Capital losses (Canada)	47	67
Net operating losses (United States)	63	85
Non-capital losses (foreign)	20	32
Deferred financing costs	50	43
Foreign currency	—	41
Financial instruments	16	17
Other	31	32
	306	379
Deferred income tax (liabilities):
Properties	(2,511)	(2,457)
Investments in associates	(150)	(977)
Foreign currency	(5)	—
Other	(95)	(52)
	(2,761)	(3,486)
Net deferred tax (liability)	$(2,455)	$(3,107)

The changes in deferred tax balances are presented as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2015	Reclass	Income	Equity	Acquisitions and Dispositions	OCI	Dec. 31, 2016
Deferred tax assets	$379	$(41)	$(76)	$—	$—	$44	$306
Deferred tax (liabilities)	(3,486)	41	787	(45)	(27)	(31)	(2,761)
Net deferred tax (liability)	$(3,107)	$—	$711	$(45)	$(27)	$13	$(2,455)

		Recognized in
(US$ Millions)	Dec. 31, 2014	Reclass	Income	Equity	Acquisitions and Dispositions	OCI	Dec. 31, 2015
Deferred tax assets	$414	$—	$(3)	$11	$17	$(60)	$379
Deferred tax (liabilities)	(3,053)	—	(22)	(28)	(592)	209	(3,486)
Net deferred tax (liability)	$(2,639)	$—	$(25)	$(17)	$(575)	$149	$(3,107)

During 2016 the partnership and its subsidiaries acquired an investment in IFC Seoul, which resulted in the recognition of net deferred tax (liabilities) of $27 million on acquisition. At the date the partnership’s consolidated financial statements were approved for issuance, the amount of the net deferred tax (liabilities) was still under evaluation by the partnership. Accordingly, the amount has been accounted for on a provisional basis.

The Holding Entities and their Canadian subsidiaries have deferred tax assets of $79 million (December 31, 2015 - $62 million) related to non-capital losses that expire over the next 20 years, and $47 million (December 31, 2015 - $67 million) related to capital losses that have no expiry. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $63 million (December 31, 2015 - $85 million) related to non-capital losses that expire over the next 20 years. The Holding Entities and their foreign subsidiaries, mainly in the United Kingdom and India, have deferred tax assets of $20 million (December 31, 2015 - $32 million) related to non-capital losses which do not expire.

The gross deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized are as follows:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Unused tax losses - gross
Net operating losses (United States)	$70	$111
Net operating losses (foreign)	880	778
Unrecognized deductible temporary differences, unused tax losses, and unused tax credits	$950	$889

The Holding Entities, their U.S. subsidiaries, and foreign subsidiaries have gross deductible temporary differences, unused tax losses, and unused tax credits which have not been recognized of $950 million (December 31, 2015 - $889 million) related to net operating losses, the majority of which have no expiry.

The aggregate amount of gross temporary differences associated with investments and interests in joint arrangements in subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2016 is approximately $8 billion (December 31, 2015 - $8 billion).

The major components of income tax expense include the following:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Current income tax expense	$136	$75	$26
Deferred income tax expense	(711)	25	1,150
Income tax (benefit) expense	$(575)	$100	$1,176

The decrease in income tax expense for the year ended December 31, 2016 compared to the prior year primarily relates to a reorganization of the partnership’s interest in certain subsidiaries holding Core Office and Core Retail assets to consolidate the ownership of those subsidiaries. As a result of the reorganization, there was a change in the tax rate applicable to those subsidiaries, which resulted in a deferred tax recovery in 2016.

The decrease in income tax expense for the year ended December 31, 2015 compared to the prior year primarily relates to a reorganization of the partnership’s interest in certain subsidiaries that occurred in 2015 and a decrease in before tax book income.

Years ended Dec. 31,	2016	2015	2014
Statutory income tax rate	26%	26%	26%
Increase (decrease) in rate resulting from:
International operations subject to different tax rates	1%	(8)%	(7)%
Non-controlling interests in income of flow-through entities	(9)%	(5)%	(4)%
Change in tax rates applicable to temporary differences in other jurisdictions	(46)%	(13)%	4%
Other	1%	3%	2%
Effective income tax rate	(27)%	3%	21%

As the partnership is not subject to tax, the 2016 and 2015 analyses used the applicable Canadian blended Federal and Provincial tax rate as the statutory income tax rate. In 2014, the analysis used a blended statutory rate for jurisdictions where the holding entities and any direct or indirect corporate subsidiaries of such holding entities operate.

NOTE 19. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Accounts payable and accrued liabilities	$751	$282
Derivative liability	22	45
Provisions	231	24
Loans and notes payables	—	30
Deferred revenue	7	7
Total other non-current liabilities	$1,011	$388

NOTE 20. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Accounts payable and accrued liabilities	$1,810	$2,123
Loans and notes payables	500	—
Derivative liabilities	242	401
Deferred revenue	195	114
Other liabilities	2	1
Total accounts payable and other liabilities	$2,749	$2,639

Loans and notes payables of $500 million at December 31, 2016 consist of an on demand deposit from Brookfield Asset Management to the partnership. See Note 35, Related Parties, for further information.

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

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	GP Units			LP Units
(Thousands of units), Years ended Dec. 31,	2016	2015	2014	2016	2015	2014
Outstanding, beginning of year	139	139	139	261,486	254,080	102,522
Issued on March 20, April 1, and June 9 2014 for the acquisition of incremental BPO shares	—	—	—	—	—	124,637
Exchange LP Units exchanged	—	—	—	1,016	8,736	27,011
Distribution reinvestment program	—	—	—	205	201	133
Issued under unit-based compensation plan	—	—	—	278	80	—
Repurchases of LP Units	—	—	—	(2,763)	(1,611)	(223)
Outstanding, end of year	139	139	139	260,222	261,486	254,080

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at December 31, 2016, 2015 and 2014.

Special limited partnership units
Brookfield Property Special L.P. (“Special L.P.”) is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at December 31, 2016, 2015 and 2014.

c)	Limited partnership units of Brookfield Office Properties Exchange LP
Exchange LP Units were issued in March, April and June 2014 to certain Canadian holders of common shares of BPO who elected to receive such units for BPO common shares tendered in connection with the acquisition of the remaining common shares of BPO not previously owned by the partnership. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of the completion of the Arrangement, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Exchange LP Units
(Thousands of units)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Outstanding, beginning of year	12,379	21,115	—
Issued on March 20, April 1, and June 9 2014 for the acquisition of incremental BPO shares	—	—	48,126
Exchange LP Units exchanged (1)	(1,016)	(8,736)	(27,011)
Outstanding, end of year	11,363	12,379	21,115

(1)
Exchange LP Units issued for the acquisition of incremental BPO common shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)	Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2016	2015	2014
Limited partners	$293	$276	$203
Holders of:
Redeemable/exchangeable partnership units	485	460	432
Special limited partnership units	5	4	5
Limited partnership units of Exchange LP	13	15	23
Total distributions	$796	$755	$663
Per unit(1)	$1.12	$1.06	$1.00

(1)	Per unit outstanding on the record date for each.

e)	Earnings per Unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Net income attributable to limited partners	$660	$1,064	$1,154
Income reallocation related to mandatorily convertible preferred shares	101	166	—
Net income attributable to limited partners - basic	761	1,230	1,154
Dilutive effect of conversion of preferred shares and options	61	104	159
Net income attributable to limited partners - diluted	$822	$1,334	$1,313

(Millions of units/shares)
Weighted average number of LP Units outstanding	261.5	260.1	206.6
Mandatorily convertible preferred shares	70.0	70.0	—
Weighted average number of LP Units outstanding - basic	331.5	330.1	206.6
Dilutive effect of conversion of preferred shares and options	34.8	40.4	40.8
Weighted average number of LP Units outstanding - diluted	366.3	370.5	247.4

NOTE 22. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Redeemable/exchangeable and special limited partnership units	$14,523	$14,218
Limited partnership units of Exchange LP	293	309
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	15	25
Preferred equity of subsidiaries	1,816	1,650
Non-controlling interests in subsidiaries and properties	9,972	7,300
Total interests of others in operating subsidiaries and properties	11,803	8,975
Total non-controlling interests	$26,619	$23,502

NOTE 23. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Base rent	$3,184	$2,840	$2,700
Straight-line rent	154	131	106
Lease termination	15	19	20
Other	271	226	212
Total commercial property revenue	$3,624	$3,216	$3,038

The partnership, in its role of landlord or lessor, leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend. Minimum rental commitments under non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Less than 1 year	$2,451	$1,926
1-5 years	7,886	6,418
More than 5 years	10,799	10,916
Total	$21,136	$19,260

NOTE 24. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Fee revenue	$51	$40	$27
Dividend income	12	51	51
Interest income	26	47	89
Participating loan interests	32	41	50
Development revenue	—	164	148
Other	46	18	87
Total investment and other revenue	$167	$361	$452

NOTE 25. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Property maintenance	$694	$685	$650
Real estate taxes	436	396	411
Employee compensation and benefits	141	102	121
Ground rents	43	42	40
Other	80	56	76
Total direct commercial property expense	$1,394	$1,281	$1,298

Ground rents include rent expenses associated with operating leases for land on which certain of the partnership’s operating properties are situated. The partnership does not have an option to purchase the leased land at the expiry of the lease periods. Future operating and finance lease obligations are as follows:

(US$ Millions)	Dec. 31, 2015	Dec. 31, 2014
Less than 1 year	$29	$32
1-5 years	113	140
More than 5 years	4,232	5,008
Total	$4,374	$5,180

NOTE 26. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Employee compensation and benefits	$283	$290	$266
Cost of food, beverage, and retail goods sold	238	183	113
Maintenance and utilities	102	77	79
Marketing and advertising	57	42	42
Other	356	310	291
Total direct hospitality expense	$1,036	$902	$791

NOTE 27. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Depreciation and amortization of real estate assets	$212	$153	$112
Depreciation and amortization of non-real estate assets	28	27	36
Total depreciation and amortization	$240	$180	$148

NOTE 28. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Employee compensation and benefits	$171	$157	$133
Management fees	175	182	100
Other	223	220	171
Total general and administrative expense	$569	$559	$404

NOTE 29. FAIR VALUE GAINS, NET
The components of fair value gains, net, are as follows:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Commercial properties	$290	$1,583	$2,781
Commercial developments	251	430	289
Financial instruments and other	151	(6)	686
Total fair value gains, net	$692	$2,007	$3,756

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

During the year ended December 31, 2016, the partnership incurred $19 million (2015 - $23 million; 2014 - $23 million) of expense in connection with its unit-based compensation plans.

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

The partnership estimated the fair value of the BPY Awards granted during the years ended December 31, 2016 and 2015 using the Black-Scholes valuation model. The following assumptions were utilized:

	Unit of measurement	Years ended Dec. 31,
		2016	2015
Exercise price	US$	19.51	25.18
Average term to exercise	In years	7.50	7.50
Unit price volatility	%	30	30
Liquidity discount	%	25	25
Weighted average of expected annual dividend yield	%	6.50	6.50
Risk-free rate	%	1.57	1.87
Weighted average fair value per option	US$	1.45	3.46

i.	Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards for the years ended December 31, 2016 and 2015 is as follows:

	2016		2015		2014
Years ended Dec. 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	17,349,629	$20.53	—	$—	—	$—
Granted	3,020,931	19.51	2,542,340	25.18	—	—
Exercised	(1,180,060)	17.98	(745,392)	19.92	—	—
Expired/forfeited	(2,851,989)	19.69	(174,153)	21.40	—	—
Reclassified(1)	—	—	15,726,834	19.75	—	—
Outstanding, end of year	16,338,511	$20.49	17,349,629	$20.53	—	$—
Exercisable, end of year	5,501,679	$19.90	4,795,099	$19.03	—	$—

(1)	Relates to the reclassification of options for employees outside of Canada and Australia whose options are equity-settled subsequent to the amendment of the BPY Plan.

The following table sets out details of options issued and outstanding at December 31, 2016 and 2015 under the equity-settled BPY Awards by expiry date:

	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2014
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	254,600	13.07	368,400	13.07	—	—
2021	316,100	17.44	421,300	17.44	—	—
2022	724,700	18.03	1,535,900	18.25	—	—
2023	948,980	16.80	1,247,680	16.80	—	—
2024	9,071,225	20.59	11,286,224	20.59	—	—
2025	2,153,923	25.18	2,490,125	25.18	—	—
2026	2,868,983	19.51	—	—	—	—
Total	16,338,511	$20.49	17,349,629	$20.53	$—	$—

ii.	Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards for the years ended December 31, 2016 and 2015 is as follows:

	2016		2015		2014
Years ended Dec. 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	6,904,986	$20.37	21,946,145	$19.75	$—	$—
Exchanged into BPY Awards	—	—	—	—	5,664,980	17.16
Granted	846,912	19.51	775,215	25.18	16,581,645	20.59
Exercised	(148,076)	18.55	(89,540)	17.40	(212,800)	16.17
Expired/forfeited	(226,780)	21.32	—	—	(87,680)	19.67
Reclassified(1)	—	—	(15,726,834)	19.75	—	—
Outstanding, end of year	7,377,042	$20.28	6,904,986	$20.37	21,946,145	$19.75
Exercisable, end of year	2,772,207	$19.75	1,956,693	$19.16	2,370,370	$16.72

(1)	Relates to the reclassification of options for employees outside of Canada and Australia whose options are equity-settled subsequent to the amendment of the BPY Plan.

The following table sets out details of options issued and outstanding at December 31, 2016 and 2015 under the cash-settled BPY Awards by expiry date:

	Dec. 31, 2016		Dec. 31, 2015		Dec. 31, 2014
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2015	—	$—	—	$—	251,200	$19.08
2020	78,000	13.07	78,000	13.07	473,600	12.98
2021	186,800	17.44	226,800	17.44	666,400	17.44
2022	545,800	18.08	581,200	18.07	2,145,700	18.20
2023	549,000	16.80	604,200	16.80	1,894,080	16.80
2024	4,459,230	20.59	4,639,571	20.59	16,515,165	20.59
2025	711,300	25.18	775,215	25.18	—	—
2026	846,912	19.51	—	—	—	—
Total	7,377,042	$20.28	6,904,986	$20.37	21,946,145	$19.75

b)	Restricted BPY LP Unit Plan
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

As of December 31, 2016, the total number of Restricted Units outstanding was 327,636 (December 31, 2015 - 442,332) with a weighted average exercise price of $20.89 (December 31, 2015 - $20.87).

c)	Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the NYSE.

As of December 31, 2016, the total number of Canadian Restricted Units outstanding was 19,410 (December 31, 2015 - 19,410) with a weighted average exercise price of C$22.14 (December 31, 2015 - C$22.14).

d)	Deferred Share Unit Plan
In addition, BPO has a deferred share unit plan, the terms of which were amended in connection with the Arrangement to substitute LP Units for BPO common shares subject to such deferred shares. At December 31, 2016, BPO had 1,402,373 deferred share units (December 31, 2015 - 1,456,719) outstanding and vested.

NOTE 31. OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive (loss) income consists of the following:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation (losses) gains in respect of foreign operations	$(990)	$(1,319)	$(834)
Gains (losses) on hedges of net investments in foreign operations, net of income taxes of $19 million (2015 - $19 million; 2014 - $51 million)(1)	678	488	317
	(312)	(831)	(517)
Cash flow hedges
(Losses) gains on derivatives designated as cash flow hedges, net of income taxes of $(23) million (2015 - $(12) million; 2014 - $(57) million)	(36)	(35)	(162)
	(36)	(35)	(162)
Available-for-sale securities
Net change in unrealized gains (losses) on available-for-sale securities, net of income taxes of nil (2015 - nil; 2014 - nil)	5	1	4
	5	1	4
Equity accounted investments
Share of unrealized foreign currency translations (losses) gains in respect of foreign operations, net of income taxes of nil (2015 - nil; 2014 - nil)	4	(111)	(84)
Share of gains (losses) on derivatives designated as cash flow hedges, net of income taxes of $3 million (2015 – nil; 2014 – nil)	(10)	—	—
Items that will not be reclassified to net income: Share of revaluation surplus, net of income taxes of $27 million (2015 - $1 million, 2014 - nil)	13	161	—
	7	50	(84)
Items that will not be reclassified to net income:
Revaluation surplus, net of income taxes of nil (2015 – nil; 2014 – $1 million)	90	134	312
	90	134	312
Total other comprehensive (loss) income	$(246)	$(681)	$(447)

(1)	Unrealized gains (losses) on a number of hedges of net investments in foreign operations were with a related party.

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

At December 31, 2016, the partnership had commitments totaling approximately $1,442 million for the development of Manhattan West in Midtown New York, Greenpoint Landing in Brooklyn, Studio Plaza in Dallas, Camarillo in California and 655 New York Avenue in Washington, D.C. as well as the redevelopment of One Allen Center, Two Allen Center, and Three Allen Center in Houston, approximately C$106 million for Brookfield Place East Tower in Calgary and the completed development of Bay Adelaide East in Toronto, approximately £601 million for the development of London Wall Place, 100 Bishopsgate, Principal Place

Commercial and Principal Place Residential in London, and approximately AED1.4 billion for the development of ICD Brookfield Place in Dubai.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners (“BSREP”) fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of December 31, 2016, there remained approximately $220 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of December 31, 2016, there remained approximately $1.4 billion of uncontributed capital commitments.

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

NOTE 33. LIQUIDITY AND CAPITAL MANAGEMENT
The capital of the partnership’s business consists of debt obligations, capital securities, preferred stock and equity. The partnership’s objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support its operations and reducing its weighted average cost of capital to improve its return on equity. As at December 31, 2016, capital totaled $72 billion (December 31, 2015 - $65 billion).

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

In addition, the partnership may, from time to time, issue equity instruments, including, but not limited to, LP Units and Redeemable/Exchangeable Partnership Units, to the public and preferred equity in private placements in certain circumstances to provide financing for significant transactions, such as the acquisitions of the remaining common shares of BPO and the outstanding ordinary shares of Songbird Estates plc.

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2016. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership.

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

The table below presents the partnership’s contractual obligations as of December 31, 2016:

(US$ Millions)		Payments due by period
Dec. 31, 2016	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations	$33,519	$5,096	$5,422	$6,693	$3,952	$4,772	$7,584
Capital securities	4,171	370	143	—	522	511	2,625
Lease obligations	4,374	29	27	28	29	29	4,232
Commitments(1)	2,268	1,201	753	294	20	—	—

Interest expense(2):
Long term debt	6,711	1,488	1,286	1,060	884	652	1,341
Capital securities	1,270	198	188	188	164	154	378
Interest rate swaps	163	73	56	24	7	2	1

(1)	Primarily consists of construction commitments on commercial developments.

(2)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 34. FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•
foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	interest rate caps to hedge interest rate risk on certain variable rate debt.

The partnership also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2016 and 2015:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2016	Interest rate caps of US$ LIBOR debt	$4,933	2.5% - 5.8%	Jan. 2017 - Jun. 2020	$—
	Interest rate swaps of US$ LIBOR debt	502	1.5% - 2.2%	Jun. 2018 - Nov. 2020	(6)
	Interest rate caps of £ LIBOR debt	37	2.5%	Aug. 2017	—
	Interest rate swaps of £ LIBOR debt	85	1.0% - 1.5%	Apr. 2020 - Jun. 2021	2
	Interest rate swaps of € EURIBOR debt	146	0.3% - 1.4%	Oct. 2017 - Apr. 2021	(4)
	Interest rate swaps of C$ LIBOR debt	44	3.7%	Nov. 2021	—
	Interest rate swaps of A$ BBSW/BBSY debt	65	1.9%	Jul. 2017	(1)
	Interest rate swaps on forecasted fixed rate debt	300	3.7% - 4.0%	Jun. 2027 - Jun. 2029	(34)
Dec. 31, 2015	Interest rate caps of US$ LIBOR debt	$3,654	2.5% - 5.8%	Jan. 2016 - Oct. 2018	$—
	Interest rate swaps of US$ LIBOR debt	285	2.1% - 2.2%	Oct. 2020 - Nov. 2020	(8)
	Interest rate swaps of £ LIBOR debt	77	1.5%	Apr. 2020	1
	Interest rate swaps of € EURIBOR debt	187	0.02% - 1.4%	Oct. 2017 - Feb. 2021	5
	Interest rate swaps of A$ BBSW/BBSY debt	488	3.5% - 5.9%	Jan. 2016 - Jul. 2017	(9)
	Interest rate swaps on forecasted fixed rate debt	1,885	3.1% - 5.5%	Jan. 2026 - Jun. 2029	(332)

For the year ended December 31, 2016, the amount of hedge ineffectiveness recorded in earnings in connection with our partnership’s interest rate hedging activities totaled $18 million. For the year ended December 31, 2015, the amount of hedge ineffectiveness recorded in earnings was not significant.

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2016 and 2015:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2016	Net investment hedges		€600	€0.87/$ - €0.94/$	Feb. 2017 - Feb. 2018	8
	Net investment hedges		£3,664	£0.68/$ - £0.82/$	Jan. 2017 - Jan. 2018	(18)
	Net investment hedges	A$	1,967	A$1.32/$ - A$1.41/$	Jan. 2017 - Dec. 2017	36
	Net investment hedges	C¥	1,750	C¥6.77/$ - C¥7.20/$	Feb. 2017 - Dec. 2017	7
	Net investment hedges	R$	—	R$3.27/$ - R$3.83/$	Jan. 2017 - Feb. 2017	(9)
	Cash flow hedges	R$	500	R$3.35/$	Mar. 2017	1
	Net investment hedges	₩	585,600	₩1,135.30/$ - ₩1,167.90/$	Sep. 2017 - Dec. 2017	22
	Cash flow hedges	Rs	12,500	Rs67.84/$ - Rs70.60/$	Feb. 2017 - Sep. 2017	1
Dec. 31, 2015	Net investment hedges		£2,346	£0.64/$ - £0.68/$	Jan. 2016 - Mar. 2017	$26
	Net investment hedges	C¥	2,000	C¥6.62/$ - C¥6.78/$	Feb. 2016 - Dec. 2016	3
	Net investment hedges	A$	811	A$1.29/$ - A$1.44/$	Jan. 2016 - Feb. 2017	2
	Net investment hedges		€446	€0.80/$ - €0.94/$	May 2016 - Dec. 2016	1
	Cash flow hedges	R$	613	R$3.89/$ - R$3.96/$	Jan. 2016 - Mar. 2016	(8)

In addition, as of December 31, 2016, the partnership had designated C$690 million (December 31, 2015 - C$900 million) of Canadian Dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

For the years ended December 31, 2016 and 2015, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of the partnership’s other derivatives that have been entered into to manage financial risks as of December 31, 2016 and 2015:

(US$ millions)	Derivative type	Notional	Maturity dates	Rates	Fair value
Dec. 31, 2016	Interest rate swaps on forecasted fixed rate debt	$1,460	Jun. 2018 - Nov. 2028	1.9% - 6.0%	$(172)
	Interest rate caps	350	Jul. 2017	3.25%	—
Dec. 31, 2015	Interest rate caps	$381	Mar. 2016	3.65%	$—
	Interest rate caps	350	Jul. 2017	3.25%	—
	Interest rate caps	34	Jan. 2016	3.00%	—
	Interest rate caps	75	Feb. 2016	2.93%	—

(US$ Millions)	Derivative type		Notional	Maturity dates	Strike prices	Fair value
Dec. 31, 2015	Foreign currency call	A$	175	Mar. 2016	A$1.22/$	—
	Foreign currency call	A$	275	Apr. 2016	A$1.25/$	—
	Foreign currency put		£370	Jan. 2016	£0.71/$	—
	Foreign currency put		£200	Mar. 2016	£0.71/$	(1)
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—
	Foreign currency call	A$	250	Apr. 2016	A$1.22/$	—

During 2016, the partnership recognized fair value losses, net of approximately $60 million related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

There were no outstanding foreign currency calls or puts as of December 31, 2016.

During 2016, the partnership entered into swaptions with a notional amount of totaling $1,660 million, with a 1.00% rate and maturity dates from June 2017 to November 2018. The fair value of these derivatives as of December 31, 2016 was $2 million.

These other derivatives have not been designated as hedges for accounting purposes.

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

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the consolidated financial statements:

			Dec. 31, 2016		Dec. 31, 2015
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	$471	$471	$449	$449
Loans and notes receivable	Loans and receivables	Amortized cost	73	73	221	221
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair value	37	37	37	37
Derivative assets	FVTPL	Fair value	12	12	1,379	1,379
Securities designated as AFS	AFS	Fair value	168	168	142	142
Accounts receivable and other
Derivative assets	FVTPL	Fair value	1,338	1,338	91	91
Other receivables(1)	Loans and receivables	Amortized cost	1,256	1,256	1,159	1,159
Cash and cash equivalents	Loans and receivables	Amortized cost	1,456	1,456	1,035	1,035
Total financial assets			$4,811	$4,811	$4,513	$4,513
Financial liabilities
Debt obligations(2)	Other liabilities	Amortized cost	$33,579	$33,900	$30,755	$31,084
Capital securities	Other liabilities	Amortized cost	3,377	3,379	3,307	3,308
Capital securities - fund subsidiaries	Other liabilities	Amortized cost	794	794	724	724
Other non-current liabilities
Loan payable	FVTPL	Fair value	26	26	26	26
Other non-current financial liabilities	Other liabilities	Amortized cost(3)	985	985	362	362
Accounts payable and other liabilities(4)	Other liabilities	Amortized cost(5)	2,750	2,750	2,652	2,652
Total financial liabilities			$41,511	$41,834	$37,826	$38,156

(1)
Includes other receivables associated with assets classified as held for sale on the consolidated balance sheets in the amounts of $1 million and $30 million as of December 31, 2016 and December 31, 2015, respectively.

(2)
Includes debt obligations associated with assets classified as held for sale on the consolidated balance sheets in the amount of $60 million and $229 million as of December 31, 2016 and December 31, 2015, respectively.

(3)	Includes derivative liabilities measured at fair value of approximately $22 million and $45 million as of December 31, 2016 and December 31, 2015, respectively.

(4)
Includes accounts payable and other liabilities associated with assets classified as held for sale on the consolidated balance sheets in the amount of $1 million and $13 million as of December 31, 2016 and December 31, 2015, respectively.

(5)	Includes derivative liabilities measured at fair value of approximately $242 million and $401 million as of December 31, 2016 and December 31, 2015, respectively.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2016				Dec. 31, 2015
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests – embedded derivative	$—	$—	$100	$100	$—	$—	$118	$118
Securities designated as FVTPL	—	—	37	37	—	—	37	37
Securities designated as AFS	—	—	168	168	4	—	138	142
Derivative assets	—	96	1,254	1,350	—	99	1,371	1,470
Total financial assets	$—	$96	$1,559	$1,655	$4	$99	$1,664	$1,767

Financial liabilities
Accounts payable and non-current other liabilities	$—	$264	$—	$264	$—	$446	$—	$446
Loan payable	—	—	26	26	—	—	26	26
Total financial liabilities	$—	$264	$26	$290	$—	$446	$26	$472

There were no transfers between levels during the years ended December 31, 2016 and 2015. The following table presents the valuation techniques and inputs of the partnership’s Level 2 assets and liabilities:

Type of asset/liability	Valuation technique
Foreign currency forward contracts	Discounted cash flow model - forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at a credit adjusted rate
Interest rate contracts	Discounted cash flow model - forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

The table below presents the valuation techniques and inputs of Level 3 assets:

Type of asset/liability	Valuation techniques	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Participating loan interests - embedded derivative	Discounted cash flow model	(a) Discount rate (b) Terminal capitalization rate	(a) Decreases (increases) in the discount rate would increase (decrease) fair value (b) Increases (decreases) in the terminal capitalization rate would (decrease) increase fair value
Securities designated as FVTPL/AFS	Net asset valuation	(a) Forward exchange rates (from observable forward exchange rates at the end of the reporting period) (b) Discount rate	(a) Increases (decreases) in the forward exchange rate would increase (decrease) fair value (b) Decreases (increases) in the discount rate would increase (decrease) fair value
Warrants	Black-Scholes model	(a) Term to maturity (b) Volatility (c) Risk free interest rate
(a) Increases (decreases) in term to maturity would increase (decrease) fair value
(b) Increases (decreases) in volatility would increase (decrease) fair value
(c) Increases (decreases) in the risk free interest rate would increase (decrease) fair value

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of December 31, 2016 and 2015:

	Dec. 31, 2016		Dec. 31, 2015
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	$1,664	$26	$3,385	$—
Acquisitions	47	—	1	26
Dispositions(1)	(31)	—	(2,052)	—
Fair value gains, net and OCI	(121)	—	223	—
Other	—	—	107	—
Balance, end of year	$1,559	$26	$1,664	$26

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

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Variable rate property debt	$169	$169
Fixed rate property debt due within one year	24	10
Total	$193	$179

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

Foreign currency risk
The partnership is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	Dec. 31, 2016
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	(329)	$25	$—
Australian Dollar	A$	2,344	(169)	—
British Pound		£3,749	(463)	—
Euro		€326	(34)	—
Brazilian Real	R$	1,941	(60)	—
Indian Rupee	Rs	10,436	(15)	—
Hong Kong Dollar	HK$	(77)	1	—
Chinese Yuan	C¥	1,001	(16)	—
South Korean Won	₩	147,052	(12)	—
Total			$(743)	$—

(1)	As of December 31, 2016, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(2)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2015
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	(268)	$19	$—
Australian Dollar	A$	2,721	(198)	—
British Pound		£3,620	(533)	—
Euro		€588	(64)	—
Brazilian Real	R$	1,725	(44)	—
New Zealand Dollar	NZ$	29	(2)	—
Indian Rupee	Rs	9,166	(14)	—
Chinese Yuan	C¥	1,268	(20)	—
Total			$(856)	$—

(1)	As of December 31, 2015, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(1)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2014
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	(223)	$19	$—
Australian Dollar	A$	2,668	(218)	—
British Pound		£1,468	(229)	—
Euro		€205	(9)	(12)
Brazilian Real	R$	1,325	(50)	—
New Zealand Dollar	NZ$	44	(4)	—
Indian Rupee	Rs	6,104	(10)	—
Total			$(501)	$(12)

(1)	As of December 31, 2014, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(1)	Net of Canadian Dollar denominated loans.

Equity price risk
The partnership faces equity price risk related to its common equity interest in GGP warrants. A $1 increase or decrease in GGP’s share price would result in a $73 million gain or loss being recognized in fair value gains, net.

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

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, prior to the third quarter of 2015, on a quarterly basis, the partnership paid a base management fee (“base management fee”), to the service providers equal to $12.5 million per quarter ($50.0 million annually).

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

The base management fee for the year ended December 31, 2016 was $104.4 million (2015 - $76.1 million, 2014 - $50.0 million). The equity enhancement distribution for the year ended December 31, 2016 was $25.1 million (2015 - $59.9 million, 2014 - $50.0 million).

In connection with the issuance of Preferred Equity Units to QIA in 2014, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015
Balances outstanding with related parties:
Participating loan interests	$471	$449
Equity accounted investments	110	143
Loans and notes receivable(1)	46	63
Receivables and other assets	71	29
Property-specific obligations	(323)	(362)
Corporate debt obligations	—	(1,000)
Deposit from Brookfield Asset Management	(500)	—
Other liabilities	(136)	(373)
Capital securities held by Brookfield	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(25)

(1)
At December 31, 2016, includes $46 million (December 31, 2015 - $63 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
Transactions with related parties:
Commercial property revenue(1)	$20	$22	$16
Management fee income	5	3	—
Participating loan interests (including fair value gains, net)	61	129	88
Interest expense on debt obligations	28	55	23
Interest on capital securities held by Brookfield Asset Management	76	76	76
General and administrative expense (2)	212	207	187
Construction costs(3)	266	308	207

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2016, the partnership’s 50/50 joint venture with the Investment Corporation of Dubai (“ICD”) acquired land in Dubai on which ICD Brookfield Place Dubai will be erected. BPO serves as the development manager and, as such, earns a management fee during the construction period. In addition, the primary contractor for the construction of the property will be a joint venture of Brookfield Multiplex Pty. Ltd., which is indirectly owned by Brookfield Asset Management through Brookfield Business Partners L.P. (“Brookfield Business Partners”).

During the first quarter of 2016, Fairfield Residential Company LLC (“Fairfield”), which is majority-owned by Brookfield Asset Management, sold a multifamily development site in Camarillo, CA to BPO for consideration of $35 million. During the second quarter of 2016, BPO sold a 1% interest in this investment back to Fairfield, which will receive fees for serving as developer, property manager and general contractor.

During the second quarter of 2016, in connection with the creation of Brookfield Business Partners, a subsidiary of the partnership sold its 80% interest in Brookfield Condominium Services Ltd. to a subsidiary of Brookfield Business Partners for $15 million in cash.

In connection with the launch of BPREP, the partnership contributed certain operating buildings and development projects. Following this transaction, BPO will earn property management fees on certain properties in the portfolio and Fairfield will serve as development manager, for a fee, for certain of the development projects contributed to the fund. In addition, the partnership will incur asset management fees from Brookfield Asset Management-affiliated entities for the management of the fund.

During the fourth quarter of 2016, a subsidiary of the partnership sold its interest in Oak Ridges Seaton Inc. to Brookfield Homes Limited for C$48 million and the Allen Center Central Plant within One Allen Center in Houston to Brookfield Infrastructure Group for net proceeds of $18 million.

Also during the fourth quarter of 2016, Brookfield Asset Management made a $500 million on-demand deposit to the partnership, which amount was outstanding at December 31, 2016.

NOTE 36. SUBSIDIARY PUBLIC ISSUERS
BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in BPO common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, and the holding entities:

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
Year ended December 31, 2016
Revenue	$—	$—	$201	$477	$—	$4,674	$5,352
Net income attributable to unitholders(1)	671	94	416	1,793	—	(1,181)	1,793

Year ended December 31, 2015
Revenue	$—	$—	$447	$311	$—	$4,095	$4,853
Net income attributable to unitholders(1)	1,085	986	2,153	2,915	—	(4,224)	2,915

Year ended December 31, 2014
Revenue	$—	$—	$147	$300	$—	$4,026	$4,473
Net income attributable to unitholders(1)	1,266	1,074	2,614	3,734	—	(4,954)	3,734

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
As of Dec. 31, 2016
Current assets	$—	$3	$60	$93	$4	$3,891	$4,051
Non-current assets	8,371	5,320	22,393	31,259	(413)	6,999	73,929
Assets held for sale	—	—	—	—	—	147	147
Current liabilities	—	3	401	480	348	6,983	8,215
Non-current liabilities	—	3,090	7,725	8,514	468	15,893	35,690
Liabilities associated with assets held for sale	—	—	—	—	—	61	61
Equity attributable to interests of others in operating subsidiaries and properties	—	—	1,692	—	—	10,111	11,803
Equity attributable to unitholders(1)	$8,371	$2,230	$12,635	$22,358	$(1,225)	$(22,011)	$22,358

As of Dec. 31, 2015
Current assets	$—	$—	$38	$284	$15	$1,922	$2,259
Non-current assets	8,237	6,505	18,604	27,214	(327)	8,569	68,802
Assets held for sale	—	—	—	—	—	805	805
Current liabilities	—	—	1,190	1,069	48	9,415	11,722
Non-current liabilities	—	3,079	2,689	4,466	198	18,537	28,969
Liabilities associated with assets held for sale	—	—	—	—	—	242	242
Equity attributable to interests of others in operating subsidiaries and properties	—	—	1,543	5	—	7,427	8,975
Equity attributable to unitholders(1)	$8,237	$3,426	$13,220	$21,958	$(558)	$(24,325)	$21,958

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

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
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. In the first quarter, the partnership realigned the organizational and governance structures of its businesses to align them more closely with the nature of the partnership’s investments. Such realignment gave rise to changes in how the partnership presents information for financial reporting and management decision making purposes and resulted in a change in the partnership’s reporting segments. Consequently, as of January 1, 2016, the partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) Opportunistic and iv) Corporate. All prior period segment disclosures have been recast to reflect the changes in the partnership’s operating segments. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)	Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”). This performance metric does not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. Management believes that while not an IFRS measure, FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance.

The partnership defines this measure as follows:

i.
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

b)	Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the year ended December 31, 2016, 2015, and 2014.

(US$ Millions)	Total revenue			FFO
Years ended Dec. 31,	2016	2015	2014	2016	2015	2014
Core Office	$2,203	$2,312	$2,543	$620	$574	$440
Core Retail	—	—	9	429	397	415
Opportunistic	3,149	2,541	1,950	320	223	153
Corporate	—	—	(29)	(474)	(484)	(294)
Total	$5,352	$4,853	$4,473	$895	$710	$714

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of December 31, 2016 and 2015:

	Total assets		Total liabilities
(US$ Millions)	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Core Office	$34,527	$36,540	$17,132	$17,850
Core Retail	8,707	8,579	—	—
Opportunistic	34,518	26,521	20,435	15,257
Corporate	375	226	6,399	7,826
Total	$78,127	$71,866	$43,966	$40,933

The following summary presents a reconciliation of FFO to net income for the years ended December 31, 2016, 2015, and 2014:

(US$ Millions) Years ended Dec. 31,	2016	2015	2014
FFO(1)	895	710	714
Depreciation and amortization of real estate assets	(212)	(153)	(112)
Fair value gains, net	692	2,007	3,756
Share of equity accounted income - non-FFO	139	867	809
Income tax benefit (expense)	575	(100)	(1,176)
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	(296)	(416)	(257)
Net income attributable to unitholders(2)	1,793	2,915	3,734
Non-controlling interests of others in operating subsidiaries and properties	924	851	686
Net income	$2,717	$3,766	$4,420

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

The following summary presents financial information by the partnership’s geographic regions in which it operates:

	Total revenue for the years ended Dec. 31,			Total non-current assets as at Dec. 31,
(US$ Millions)	2016	2015	2014	2016	2015
United States	$3,589	$3,241	$2,952	$48,112	$44,748
Canada	413	426	505	4,622	4,945
Australia	231	315	388	3,380	3,668
Europe	801	616	447	11,462	12,015
Brazil	165	122	143	2,346	1,800
China	2	21	38	446	589
India	130	112	—	1,256	1,037
South Korea	21	—	—	2,184	—
United Arab Emirates	—	—	—	121	—
Total	$5,352	$4,853	$4,473	$73,929	$68,802

NOTE 39. SUBSEQUENT EVENTS

On January 23, 2017, the partnership announced that it has made a proposal to Brookfield Canada Office Properties to acquire the approximate 17% equity interest in Brookfield Canada Office Properties that it or its affiliates do not own for $30.10 cash per unit.

On February 17, 2017, Brookfield Properties issued 11 million cumulative minimum rate reset Class AAA Preference Shares, Series EE, or Series EE Shares. The Series EE Shares were issued at a price of C$25.00 per share, for aggregate proceeds of C$275 million. The Series EE Shares pay quarterly fixed dividends yielding 5.10% annually for the initial period ending March 31, 2022.

On February 28, 2017, BPO announced that it intends to redeem 4,760,750 of its outstanding Class AAA Preference Shares, Series J and all 5,909,250 of its outstanding Class AAA Preference Shares, Series K for cash on March 31, 2017. The redemption price for each such share will be C$25.00 plus accrued and unpaid dividends thereon (which as of March 31, 2017 will be C$0.00), representing a total redemption price of C$25.00. As of December 31, 2016, the partnership owned 1,000,000 shares of Class AAA Preference Shares, Series J and 1,004,586 shares of Class AAA Preference Shares, Series K.

On March 8, 2017, Brookfield Asset Management made a $500 million on-demand deposit to the partnership.

On March 9, 2017, the partnership, through a fund sponsored by Brookfield Asset Management, acquired a portfolio of over 130 manufactured housing communities across the U.S. This acquisition is accounted for as a business combination in accordance with IFRS 3. The partnership is currently in the process of completing the initial accounting for this acquisition. Considering its size and complexity, information that is readily available for disclosure is limited.

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION
The table below presents the partnership’s number of commercial properties, the related fair value, debt obligations, weighted average year of acquisition and weighted average year of construction by segment as of December 31, 2016.

	Dec. 31, 2016
	Number of properties	Fair value(1)	Debt(2)	Weighted average year of acquisition	Weighted average year of construction(3)
(US$ millions, except where noted)
Core Office
United States	34	$16,142	$7,704	2002	1984
Canada	26	4,014	1,816	2001	1989
Australia	10	2,112	1,331	2010	2007
Europe	3	584	388	2005	1999
Brazil	1	250	88	2014	2013
	74	23,102	11,327	2003	1988
Opportunistic Office	107	5,645	3,159	2015	1999
Opportunistic Retail	43	4,214	2,037	2012	1982
Industrial	153	2,173	1,106	2013	2002
Multifamily	58	3,574	2,302	2013	1990
Triple Net Lease(4)	316	4,690	3,198	2014	1990
Self-storage	175	1,592	1,069	2016	1998
Student Housing	16	609	413	2016	2009
Total	942	$45,599	$24,611	2008	1990

(1)	Excludes development properties and land/parking lots with a fair value of $3,185 million

(2)	Excludes debt related to development properties and land in the amount of $895 million, unsecured and corporate facilities of $3,449 million and debt on hospitality assets of $4,564 million.

(3)	Weighted against the fair value of the properties at December 31, 2016.

(4)	Excludes land and parking lots.

GGP INC.

Consolidated financial statements of GGP Inc. as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GGP Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of GGP Inc. (formerly General Growth Properties, Inc.) and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the accompanying consolidated financial statement schedule of the Company. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GGP Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As discussed in Note 4 to the consolidated financial statements, during 2015 the Company changed its method of accounting for and disclosure of discontinued operations due to the adoption of Accounting Standards Update 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.”
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated February 22, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP
Chicago, Illinois
February 22, 2017

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED BALANCE SHEETS

	December 31, 2016	December 31, 2015
Assets:
Investment in real estate:
Land	$3,066,019	$3,596,354
Buildings and equipment	16,091,582	16,379,789
Less accumulated depreciation	(2,737,286)	(2,452,127)
Construction in progress	251,616	308,903
Net property and equipment	16,671,931	17,832,919
Investment in Unconsolidated Real Estate Affiliates	3,868,993	3,506,040
Net investment in real estate	20,540,924	21,338,959
Cash and cash equivalents	474,757	356,895
Accounts receivable, net	322,196	336,572
Notes receivable, net	678,496	641,445
Deferred expenses, net	209,852	214,578
Prepaid expenses and other assets	506,521	968,873
Assets held for disposition	—	216,233
Total assets	$22,732,746	$24,073,555
Liabilities:
Mortgages, notes and loans payable	$12,430,418	$14,216,160
Investment in Unconsolidated Real Estate Affiliates	39,506	38,488
Accounts payable and accrued expenses	655,362	784,493
Dividend payable	433,961	172,070
Deferred tax liabilities	3,843	1,289
Junior subordinated notes	206,200	206,200
Liabilities held for dispositions	—	58,934
Total liabilities	13,769,290	15,477,634
Redeemable noncontrolling interests:
Preferred	144,060	157,903
Common	118,667	129,724
Total redeemable noncontrolling interests	262,727	287,627
Commitments and Contingencies	—	—

Equity:
Common stock: 11,000,000,000 shares authorized, $0.01 par value, 968,153,526 issued, 884,097,680 outstanding as of December 31, 2016, 966,096,656 issued and 882,397,202 outstanding as of December 31, 2015	9,407	9,386
Preferred Stock:
500,000,000 shares authorized, $.01 par value, 10,000,000 shares issued and outstanding as of December 31, 2016 and December 31, 2015	242,042	242,042
Additional paid-in capital	11,417,597	11,362,369
Retained earnings (accumulated deficit)	(1,824,866)	(2,141,549)
Accumulated other comprehensive loss	(70,456)	(72,804)
Common stock in treasury, at cost, 56,596,651 shares as of December 31, 2016 and 56,240,259 shares as of December 31, 2015	(1,137,960)	(1,129,401)
Total stockholders’ equity	8,635,764	8,270,043
Noncontrolling interests in consolidated real estate affiliates	33,583	24,712
Noncontrolling interests related to long-term incentive plan common units	31,382	13,539
Total equity	8,700,729	8,308,294
Total liabilities and equity	$22,732,746	$24,073,555

The accompanying notes are an integral part of these consolidated financial statements.

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2016	2015	2014
Revenues:
Minimum rents	$1,449,704	$1,481,614	$1,583,695
Tenant recoveries	668,081	689,536	739,411
Overage rents	42,534	44,024	51,611
Management fees and other corporate revenues	95,814	86,595	70,887
Other	90,313	102,137	89,955
Total revenues	2,346,446	2,403,906	2,535,559
Expenses:
Real estate taxes	229,635	222,883	227,992
Property maintenance costs	55,027	60,040	66,897
Marketing	13,155	21,958	24,654
Other property operating costs	282,591	302,797	333,620
Provision for doubtful accounts	8,038	8,081	8,055
Provision for loan loss	29,615	—	—
Property management and other costs	138,602	161,556	155,093
General and administrative	55,745	50,405	64,051
Provision for impairment	73,039	8,604	5,278
Depreciation and amortization	660,746	643,689	708,406
Total expenses	1,546,193	1,480,013	1,594,046
Operating income	800,253	923,893	941,513
Interest and dividend income	59,960	49,254	28,613
Interest expense	(571,200)	(607,675)	(699,285)
Gain (loss) on foreign currency	14,087	(44,984)	(18,048)
Gains from changes in control of investment properties and other, net	722,904	634,367	91,193
Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	1,026,004	954,855	343,986
(Provision for) benefit from income taxes	(901)	38,334	(7,253)
Equity in income of Unconsolidated Real Estate Affiliates	231,615	73,390	51,568
Unconsolidated Real Estate Affiliates - gain on investment	51,555	327,017	9,710
Income from continuing operations	1,308,273	1,393,596	398,011
Discontinued operations:
Income from discontinued operations, including gains on dispositions	—	—	137,989
Gain on extinguishment of tax indemnification liability	—	—	77,215
Gain on extinguishment of debt	—	—	66,679
Discontinued operations, net	—	—	281,883
Net income	1,308,273	1,393,596	679,894
Allocation to noncontrolling interests	(19,906)	(19,035)	(14,044)
Net income attributable to GGP Inc.	1,288,367	1,374,561	665,850
Preferred Stock dividends	(15,935)	(15,937)	(15,936)
Net income attributable to common stockholders	$1,272,432	$1,358,624	$649,914

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Continued)

Basic Earnings (Loss) Per Share:
Continuing operations	$1.44	$1.54	$0.42
Discontinued operations	—	—	0.32
Total basic earnings per share	$1.44	$1.54	$0.74
Diluted Earnings (Loss) Per Share:
Continuing operations	$1.34	$1.43	$0.39
Discontinued operations	—	—	0.30
Total diluted earnings per share	$1.34	$1.43	$0.69
Comprehensive Income (Loss), Net:
Net income	$1,308,273	$1,393,596	$679,894
Other comprehensive income (loss):
Foreign currency translation	14,319	(33,292)	(13,604)
Reclassification adjustment for realized gains on available-for-sale securities included in net income	(11,978)	11,978	—
Net unrealized gains (losses) on other financial instruments	5	30	(54)
Other comprehensive (loss) income	2,346	(21,284)	(13,658)
Comprehensive income	1,310,619	1,372,312	666,236
Comprehensive income allocated to noncontrolling interests	(19,904)	(18,802)	(13,966)
Comprehensive income attributable to GGP Inc.	1,290,715	1,353,510	652,270
Preferred stock dividends	(15,935)	(15,937)	(15,936)
Comprehensive income, net, attributable to common stockholders	$1,274,780	$1,337,573	$636,334

The accompanying notes are an integral part of these consolidated financial statements.

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Long Term Incentive Plan Common Units	Total Equity
				(Dollars in thousands, except for share amounts)
Balance at January 1, 2014	$9,395	$242,042	$11,372,443	(2,915,723)	$(38,173)	(566,863)	82,142	8,185,263

Net income				665,850			1,851	667,701
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(4,392)	(4,392)
Restricted stock grants, net of forfeitures (16,112 common shares)	—		2,496					2,496
Employee stock purchase program (138,446 common shares)	1		2,951					2,952
Stock option exercise, net of forfeitures (1,164,945 common shares)	12		40,714					40,726
Treasury stock purchases (27,624,282 common shares)						(555,801)		(555,801)
Cash dividends reinvested (DRIP) in stock (22,186 common shares)	1		505					506
Other comprehensive loss					(13,580)			(13,580)
Cash distributions declared ($0.63 per share)				(556,931)				(556,931)
Cash distributions on Preferred Stock				(15,936)				(15,936)
Fair value adjustment for noncontrolling interest in certain properties			3,169					3,169
Fair value adjustment for noncontrolling interest in GGPOP and other			(70,653)					(70,653)

Balance at December 31, 2014	$9,409	$242,042	$11,351,625	$(2,822,740)	$(51,753)	$(1,122,664)	$79,601	$7,685,520

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Long Term Incentive Plan Common Units	Total Equity
				(Dollars in thousands, except for share amounts)
Balance at January 1, 2015	$9,409	$242,042	$11,351,625	$(2,822,740)	$(51,753)	$(1,122,664)	$79,601	$7,685,520

Net income				1,374,561			2,685	$1,377,246
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(55,050)	(55,050)
Long Term Incentive Plan Common Unit grants, net (1,645,901 LTIP Units)							11,015	11,015
Restricted stock grants, net of forfeitures (216,640 common shares)	2		3,438					3,440
Employee stock purchase program (137,247 common shares)	1		3,249					3,250
Stock option exercise, net of forfeitures (1,432,250 common shares)	14		42,602					42,616
Cancellation of repurchased common shares (4,053,620 common shares)	(40)		(52,871)	(49,922)		102,833		—
Treasury stock purchases (4,324,489 common shares)						(109,570)		(109,570)
Cash dividends reinvested (DRIP) in stock (23,542 common shares)			487					487
Other comprehensive loss					(21,051)			(21,051)
Cash distributions declared ($0.71 per share)				(627,511)				(627,511)
Cash distributions on Preferred Stock				(15,937)				(15,937)
Fair value adjustment for noncontrolling interest in Operating Partnership			13,839					13,839

Balance at December 31, 2015	$9,386	$242,042	$11,362,369	$(2,141,549)	$(72,804)	$(1,129,401)	$38,251	$8,308,294

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Long Term Incentive Plan Common Units	Total Equity
				(Dollars in thousands, except for share amounts)
Balance at January 1, 2016	$9,386	$242,042	$11,362,369	$(2,141,549)	$(72,804)	$(1,129,401)	$38,251	$8,308,294

Net income				1,288,367			4,175	$1,292,542
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(3,358)	(3,358)
Acquisition/disposition of partner’s noncontrolling interests in consolidated Real Estate Affiliates			(18,416)				(2,970)	(21,386)
Contributions to noncontrolling interest in consolidated Real Estate Affiliates							13,943	13,943
Long Term Incentive Plan Common Unit grants, net (61,358 LTIP Units)			104	(950)			14,924	14,078
Restricted stock grants, net (342,037 common shares)	3		3,317					3,320
Employee stock purchase program (126,825 common shares)	—		4,206					4,206
Stock option exercise, net of forfeitures (2,886,986 common shares)	31		58,374					58,405
Cancellation of repurchased common shares (1,260,490 common shares)	(15)		(19,846)	(17,805)		37,666		—
OP Unit Conversion to Common Stock (200,000 common shares)	2		5,425					5,427
Treasury stock purchases (1,887,751 common shares)						(46,225)		(46,225)
Cash dividends reinvested (DRIP) in stock (32,381 common shares)			889	(215)				674
Other comprehensive income					14,242			14,242
Amounts reclassified from Accumulated Other Comprehensive Income					(11,894)			(11,894)
Cash distributions declared ($1.06 per share)				(936,779)				(936,779)
Cash distributions on Preferred Stock				(15,935)				(15,935)
Fair value adjustment for noncontrolling interest in Operating Partnership			21,175					21,175

Balance at December 31, 2016	$9,407	$242,042	$11,417,597	$(1,824,866)	$(70,456)	$(1,137,960)	$64,965	$8,700,729

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2015	2014
Cash Flows provided by Operating Activities:
Net income	$1,308,273	$1,393,596	$679,894
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(231,615)	(73,390)	(51,568)
Distributions received from Unconsolidated Real Estate Affiliates	120,674	87,138	46,463
Provision for doubtful accounts	8,038	8,081	8,151
Depreciation and amortization	660,746	643,689	718,064
Amortization/write-off of deferred finance costs	11,876	11,607	13,621
Accretion/write-off of debt market rate adjustments	(5,184)	13,171	13,442
Amortization of intangibles other than in-place leases	41,154	62,106	76,615
Straight-line rent amortization	(11,867)	(27,809)	(48,935)
Deferred income taxes	15,353	(42,136)	(5,615)
Litigation loss	—	—	17,854
Gain on dispositions, net	(37,526)	(30,669)	(131,849)
Unconsolidated Real Estate Affiliates-gain on investment, net	(51,555)	(327,017)	(9,710)
Gains from changes in control of investment properties and other	(722,904)	(634,367)	(91,193)
Loss (gain) on extinguishment of debt	5,403	—	(66,679)
Provisions for impairment	73,039	8,604	5,278
Provisions for loan loss	29,615	—	—
(Gain) loss on foreign currency	(14,087)	44,984	18,048
Cash paid for extinguishment of tax indemnification liability	—	—	(138,000)
Gain on extinguishment of tax indemnification liability	—	—	(77,215)
Net changes:
Accounts and notes receivable, net	(37,489)	(30,116)	(19,613)
Prepaid expenses and other assets	(4,092)	(24,381)	(28,966)
Deferred expenses, net	(27,888)	(42,708)	(24,234)
Restricted cash	(3,306)	(3,698)	(1,070)
Accounts payable and accrued expenses	(27,924)	(4,858)	21,703
Other, net	34,111	33,061	25,238
Net cash provided by operating activities	1,132,845	1,064,888	949,724
Cash Flows provided by (used in) Investing Activities:
Acquisition of real estate and property additions	(577,845)	(384,270)	(537,357)
Development of real estate and property improvements	(547,447)	(694,621)	(624,829)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	82,800	145,461	387,234
Loans to joint venture partners	(59,769)	(328,819)	(137,070)
Proceeds from repayment of loans to joint ventures	13,042	—	—
Proceeds from sales of investment properties and Unconsolidated Real Estate Affiliates	1,699,466	1,155,765	361,183
Contributions to Unconsolidated Real Estate Affiliates	(135,906)	(173,704)	(130,500)
Sale (acquisition) of marketable securities	46,408	(33,300)	—
Decrease in restricted cash	28,580	733	3,414
Other, net	662	—	—
Net cash provided by (used in) investing activities	549,991	(312,755)	(677,925)

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,
	2016	2015	2014
Cash Flows used in Financing Activities:
Proceeds from refinancing/issuance of mortgages, notes and loans payable	908,479	1,837,440	2,401,407
Principal payments on mortgages, notes and loans payable	(1,743,216)	(1,831,624)	(1,760,032)
Deferred finance costs	(13,771)	(7,095)	(21,264)
Treasury stock purchases	(34,021)	(109,570)	(555,801)
Cash distributions paid to common stockholders	(680,712)	(610,554)	(534,151)
Cash distributions to noncontrolling interests in consolidated real estate affiliates	(24,445)	(55,050)	(4,392)
Cash distributions reinvested (DRIP) in common stock	889	658	506
Cash distributions paid to preferred stockholders	(15,935)	(15,937)	(15,936)
Cash distributions and redemptions paid to holders of common units	(5,545)	(950)	(718)
Other, net	43,303	24,973	13,782
Net cash used in financing activities	(1,564,974)	(767,709)	(476,599)
Net change in cash and cash equivalents	117,862	(15,576)	(204,800)
Cash and cash equivalents at beginning of year	356,895	372,471	577,271
Cash and cash equivalents at end of year	$474,757	$356,895	$372,471
Supplemental Disclosure of Cash Flow Information:
Interest paid	$567,137	$602,495	$688,297
Interest capitalized	5,257	12,752	16,665
Income taxes paid	4,150	14,286	10,202
Accrued capital expenditures included in accounts payable and accrued expenses	115,077	158,027	198,471
Settlement of Tax indemnification liability:
Assets	—	—	106,743
Liability extinguished	—	—	(321,958)
Non-Cash Sale of Retail Property
Assets	—	—	21,426
Liabilities and equity	—	—	(21,426)
Sale of Bayside Marketplace, Ala Moana Center and Fashion Show (Refer to Note 3)
Acquisition of Riverchase Galleria (Refer to Note 3)

The accompanying notes are an integral part of these consolidated financial statements.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 1 ORGANIZATION

GGP Inc. (“GGP” or the “Company”), a Delaware corporation, was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a “REIT”. On January 17, 2017, General Growth Properties, Inc. announced that effective January 27, 2017, the Company changed its name from General Growth Properties, Inc. to GGP Inc. In these notes, the terms “we,” “us” and “our” refer to GGP and its subsidiaries.
GGP, through its subsidiaries and affiliates, is an owner and operator of retail properties. As of December 31, 2016, we are the owner, either entirely or with joint venture partners of 127 retail properties.
Substantially all of our business is conducted through GGP Operating Partnership, LP (“GGPOP”), GGP Nimbus, LP (“GGPN”) and GGP Limited Partnership (“GGPLP”, and together with GGPN and GGPOP, the “Operating Partnerships”), subsidiaries of GGP. The Operating Partnerships own an interest in the properties that are part of the consolidated financial statements of GGP. As of December 31, 2016, GGP held approximately a 99% common equity ownership (without giving effect to the potential conversion of the Preferred Units and LTIP Units as defined below) of the Operating Partnerships, while the remaining 1% was held by limited partners and certain previous contributors of properties to the Operating Partnerships or their predecessors.
GGPOP is the general partner of, and owns a 1.5% equity interest in GGPN and GGPLP. GGPOP has common units of limited partnership (“Common Units”), which are redeemable for cash or, at our option, shares of GGP common stock. It also has preferred units of limited partnership interest (“Preferred Units”), of which, certain Preferred Units can be converted into Common Units and then redeemed for cash or, at our option, shares of GGP common stock (Note 11). GGPOP has full value long term incentive plan units and appreciation only long term incentive plan units (collectively “LTIP Units”), which are redeemable for cash or, at our option, shares of GGP common stock (Note 13).
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

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation
The accompanying consolidated financial statements include the accounts of GGP, our subsidiaries and joint ventures in which we have a controlling interest. For consolidated joint ventures, the noncontrolling partner’s share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner’s ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as permanent equity of the Company. Intercompany balances and transactions have been eliminated. Noncontrolling interests are included on our Consolidated Balance Sheets related to the Common, Preferred, and LTIP Units of GGPOP and are presented either as redeemable noncontrolling interests or as noncontrolling interests in our permanent equity. Each of the Operating Partnerships are variable interest entities as the limited partners do not have substantive kick-out rights or substantive participating rights. However, as the Company holds a majority voting interest in the Operating Partnerships, it qualifies for the exemption from providing certain of the disclosure requirements associated with variable interest entities.
We operate in a single reportable segment which includes the operation, development and management of retail and other rental

GGP INC.

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
Reclassifications
For the year ended December 31, 2015, loans to our joint venture partners of $613.0 million were reclassified from accounts and notes receivable, net to notes receivable, net. In addition, accrued interest related to the loans to our joint ventures of $28.4 million were reclassified from prepaid expenses and other assets to notes receivable, net. The reclassification is to conform the prior period to the current year presentation and is intended to disaggregate the components of our receivables by type. It is a change from one acceptable presentation to another acceptable presentation.
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

GGP INC.

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
The gross asset balances of the in-place value of tenant leases are included in buildings and equipment in our Consolidated Balance Sheets.

	Gross Asset	Accumulated Amortization	Net Carrying Amount
As of December 31, 2016
Tenant leases:
In-place value	$306,094	$(214,111)	$91,983
As of December 31, 2015
Tenant leases:
In-place value	$409,637	$(264,616)	$145,021

The above-market tenant leases and below-market ground leases are included in prepaid expenses and other assets (Note 16); the below-market tenant leases, above-market ground leases and above-market headquarters office lease are included in accounts payable and accrued expenses (Note 17) in our Consolidated Balance Sheets.
Amortization/accretion of all intangibles, including the intangibles in Note 16 and Note 17, had the following effects on our income from continuing operations:

	Year Ended December 31,
	2016	2015	2014
Amortization/accretion effect on continuing operations	$(86,979)	$(137,462)	$(196,792)

Future amortization/accretion of these intangibles is estimated to decrease results from continuing operations as follows:

Year	Amount
2017	$63,350
2018	41,509
2019	25,996
2020	18,858
2021	13,445

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Marketable Securities
Marketable securities are comprised of equity securities that are classified as available-for-sale. Available-for-sale securities are presented in prepaid expenses and other assets on our Consolidated Balance Sheets at fair value. Unrealized gains and losses resulting from the mark-to-market of these securities are included in other comprehensive income. Realized gains and losses are recognized in earnings only upon the sale of the securities and are recorded based on the weighted average cost of such securities. During the year ended December 31, 2016, we recognized gains of $13.1 million in management fees and other corporate revenues on the Consolidated Statements of Operations and Comprehensive Income from the sale of Seritage Growth Properties stock.
Investments in Unconsolidated Real Estate Affiliates (Note 6)
We account for investments in joint ventures where we own a non-controlling joint interest using either the equity method or the cost method. If we have significant influence but not control over the investment, we utilize the equity method. If we have neither control nor significant influence, we utilize the cost method. Under the equity method, the cost of our investment is adjusted for our share of the earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition, increased by our contributions and reduced by distributions received. Under the cost method, the cost of our investment is not adjusted for our share of the earnings of such Unconsolidated Real Estate Affiliates from the date of acquisition and distributions are treated as earnings when received.
To determine the method of accounting for partially owned joint ventures, we evaluate the characteristics of associated entities and determine whether an entity is a variable interest entity (“VIE”). A limited partnership or other similar entity is considered a VIE unless a simple majority of limited partners (excluding limited partners that are under common control with the general partner) have substantive kick-out rights or participating rights. Recent accounting guidance amended the following: (i) modified the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, (iii) affected the consolidation analysis of reporting entities that are involved with VIEs, and (iv) provided a scope exception for certain entities. If an entity is determined to be a VIE, we determine which party is the primary beneficiary by analyzing whether we have both the power to direct the entity’s significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. Significant judgments and assumptions inherent in this analysis include the nature of the entity’s operations, future cash flow projections, the entity’s financing and capital structure, and contractual relationship and terms. The adoption of the recent consolidation guidance did not materially impact our consolidated financial statements.
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

GGP INC.

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
Revenue Recognition and Related Matters
Minimum rents are recognized on a straight-line basis over the terms of the related operating leases, including the effect of any free rent periods. Minimum rents also include lease termination income collected from tenants to allow for the tenant to vacate their space prior to their scheduled termination dates, as well as accretion related to above-market and below-market tenant leases on acquired properties and properties that were recorded at fair value at the emergence from bankruptcy. The following is a summary of amortization of straight-line rent, net amortization/accretion related to above-market and below-market tenant leases and termination income, which is included in minimum rents:

	Year Ended December 31,
	2016	2015	2014
Amortization of straight-line rent	$11,867	$27,809	$48,254
Net amortization/accretion of above and below-market tenant leases	(33,639)	(55,062)	(66,258)
Lease termination income	16,021	13,786	10,590

The following is a summary of straight-line rent receivables, which are included in accounts and notes receivable, net in our Consolidated Balance Sheets and are reduced for allowances and amounts doubtful of collection:

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	December 31, 2016	December 31, 2015
Straight-line rent receivables, net	$226,226	$234,862

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
We provide an allowance for doubtful accounts against the portion of accounts receivable, net including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon our recovery experience. The following table summarizes the changes in allowance for doubtful accounts:

	2016	2015	2014
Balance as of January 1,	$14,654	$15,621	$17,892
Provision for doubtful accounts (1)	10,534	11,833	10,934
Provisions for doubtful accounts in discontinued operations	—	—	602
Write-offs	(7,305)	(12,800)	(13,807)
Balance as of December 31,	$17,883	$14,654	$15,621
_______________________________________________________

(1)	Excludes recoveries of $2.4 million, $2.1 million and $2.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.
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
The following table summarizes the management fees from affiliates and our share of the management fee expense:

	Year Ended December 31,
	2016	2015	2014
Management fees from affiliates(1)	$82,742	$86,595	$70,887
Management fee expense	(33,049)	(30,723)	(26,972)
Net management fees from affiliates	$49,693	$55,872	$43,915

(1)	Excludes a $13.1 million gain recognized in management fees and other corporate revenues on the divestiture of our investment in Seritage Growth Properties during the year ended December 31, 2016.

GGP INC.

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
Impairment charges are recorded in the Consolidated Statements of Operations and Comprehensive Income when the carrying value of a property is not recoverable and it exceeds the estimated fair value of the property, which can occur in accounting periods

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

preceding disposition and / or in the period of disposition.
Changes in economic and operating conditions that occur subsequent to our review of recoverability of our properties could impact the assumptions used in that assessment and could result in future impairment if assumptions regarding those properties differ from actual results.
During the year ended December 31, 2016, we recorded a $73.0 million impairment charge on our Consolidated Statements of Operations and Comprehensive Income. The impairment charge related to three operating properties. We received bona fide purchase offers for two properties which were less than their respective carrying values. The other property had non-recourse debt maturing during 2016 that exceeded the fair value of the operating property. This property was transferred to a special servicer in 2016.
During the year ended December 31, 2015, we recorded an $8.6 million impairment charge on our Consolidated Statements of Operations and Comprehensive Income. This impairment charge related to one operating property and was recorded because the estimated fair value of the property, based on a bona-fide purchase offer, was less than the carrying value of the property.
During the year ended December 31, 2014, we recorded a $5.3 million impairment charge on our Consolidated Statements of Operations and Comprehensive Income. This impairment charge related to one operating property and was recorded because the estimated fair value of the property, based on a bona-fide purchase offer was less than the carrying value of the property.
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
An impairment of $3.2 million related to our investments in Unconsolidated Real Estate Affiliates was recognized for the year ended December 31, 2015. This impairment charge related to one operating property and was recorded because the estimated fair value of the property, based on a bona-fide purchase offer, was less than the carrying value of the property. No impairments related to our investments in Unconsolidated Real Estate Affiliates were recognized for the years ended December 31, 2016 and 2014.
Changes in economic and operating conditions that occur subsequent to our review of recoverability of our investments in Unconsolidated Real Estate Affiliates could impact the assumptions used in that assessment and could result in future impairment if assumptions regarding those investments differ from actual results.
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
The impairment section above includes a discussion of all impairments recognized during the years ended December 31, 2016,

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

2015 and 2014, which were based on Level 2 and Level 3 inputs. Note 5 includes a discussion of properties measured at fair value on a non-recurring basis using Level 2 and Level 3 inputs and the fair value of debt, which is estimated on a recurring basis using Level 2 and Level 3 inputs. Note 5 also includes a discussion of available-for-sale securities measured at fair value on a recurring basis using Level 1 inputs. Note 11 includes a discussion of certain redeemable noncontrolling interests that are measured at fair value using Level 1 inputs.
Concentrations of Credit Risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We are exposed to credit risk with respect to cash held at various financial institutions and access to our credit facility. Our credit risk exposure with regard to our cash and the $1.5 billion, including the uncommitted accordion feature, available under our credit facility is spread among a diversified group of investment grade financial institutions. We had no amount and $315.0 million outstanding under our credit facility as of December 31, 2016 and 2015, respectively.
Recently Issued Accounting Pronouncements
Effective January 1, 2018, companies will be required to apply a five-step model in accounting for revenue. The core principle of the revenue model is that a company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Lease contracts will be excluded from this revenue recognition criteria; however, the sale of real estate will be required to follow the new model. Expanded quantitative and qualitative disclosures regarding revenue recognition will be required for contracts that are subject to this pronouncement. The Company has completed a preliminary review of the potential impact of this pronouncement to determine specific areas that will be affected by the adoption of this standard. Once the new guidance setting forth principles for the recognition, measurement, presentation and disclosure of leases (discussed below) goes into effect, the new revenue standard may apply to executory costs and other components of revenue due under leases that are deemed to be non-lease components (such as common area maintenance and provision of utilities), even when the revenue for such activities is not separately stipulated in the lease. In that case, then revenue from these items previously recognized on a straight-line basis under current lease guidance would be recognized under the new revenue guidance as the related services are delivered. As a result, while the total revenue recognized over time would not differ under the new guidance, the recognition pattern would be different. The new standard can be adopted either retrospectively to each prior reporting period presented or as a cumulative effect adjustment as of the date of adoption. The company is currently evaluating the adoption method that will be used for the implementation.
In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02 which will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under ASU 2016-02, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Lessor accounting remains substantially similar to current GAAP. In addition, disclosures of leasing activities are to be expanded to include qualitative along with specific quantitative information. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-02 mandates a modified retrospective transition method. The Company is evaluating the potential impact of this pronouncement on its consolidated financial statements.
In March 2016, the FASB issued ASU 2016-07 which eliminates the requirement for retrospective application of equity method accounting when an investment previously accounted for by another method initially qualifies for the equity method. This standard is effective for all entities for fiscal years beginning after December 15, 2016 with earlier application permitted. The Company does not expect the adoption of this standard to materially impact its consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13 which changes the model for the measurement of credit losses on financial instruments. Specifically, the amendments in the ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments in this ASU will be effective January 1, 2020 with early adoption permitted on January 1, 2019. The Company is evaluating the potential impact of this pronouncement on its consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15 which provides guidance on the statement of cash flows presentation of certain transactions where diversity in practice exists. The effective date will be the first quarter of fiscal year 2019, with early adoption permitted. The ASU will be adopted using a retrospective transition approach. The Company is evaluating the potential impact of this pronouncement on its Consolidated Statements of Cash Flows.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

In November 2016, the FASB issued ASU No. 2016-18 which requires that a statement of cash flows explain the change during the reporting period in the total of cash and cash equivalents and restricted cash or restricted cash equivalents. This standard is effective for public entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is evaluating the potential impact of this pronouncement on its Consolidated Statements of Cash Flows.
In January 2017, the FASB issued ASU No. 2017-01 which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. Public entities should apply the amendments in this standard to annual periods beginning after December 15, 2017, including interim periods within those periods. The Company is adopting this pronouncement early in the first fiscal quarter of 2017. The adoption of this standard will result in less real estate acquisitions qualifying as businesses and, accordingly, acquisition costs for those acquisitions that are not businesses will be capitalized rather than expensed.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, estimates and assumptions have been made with respect to fair values of assets and liabilities for purposes of applying the acquisition method of accounting, the useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, provision for loan loss, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets, litigation related accruals and disclosures and fair value of debt. Actual results could differ from these and other estimates

NOTE 3 ACQUISITIONS, SALES AND JOINT VENTURE ACTIVITY

On December 1, 2016, we entered into an agreement with a qualified intermediary to acquire 605 N. Michigan Avenue located in Chicago, Illinois. The Company loaned the qualified intermediary $140.0 million to acquire the property as replacement property in a reverse 1031 exchange pursuant to the applicable Internal Revenue Service policy. 605 N. Michigan Avenue was deemed to be a variable interest entity for which the Company was deemed to be the primary beneficiary as it has the ability to direct the activities of the entity that most significantly impact its economic performance and has all of the risks and rewards of ownership. Accordingly, the Company has consolidated 605 N. Michigan Avenue. The purchase price allocation was completed using a preliminary estimate of the net assets acquired.

On November 1, 2016, Riverchase Galleria (located in Hoover, Alabama) redeemed the 50% interest of our joint venture partner for a gross purchase price of $143.5 million including the assumption of our joint venture partner’s $110.3 million share of property level debt. Concurrently, the 50% interest was acquired by our joint venture through certain capital contributions. Our overall ownership in Riverchase Galleria is 75.5%.

The table below summarizes the loss calculation ($ in millions):

Loss from a Change of Control in Riverchase Galleria
Cash paid to acquire our joint venture partners’s interest	$33.8
Less: proportionate share of previous investment in Riverchase Galleria	(78.0)
Losses from changes in control of investment properties	(44.2)
The following table summarizes the allocation of the purchase price to the net assets acquired at the date of acquisition. These allocations were based on the relative fair values of the assets acquired and liabilities assumed. The purchase price allocation was completed using a preliminary estimate of the net assets and liabilities acquired and is show below ($ in millions):

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Allocation of the Riverchase Purchase Price
Investment in real estate; including intangible assets and liabilities	$274.3
Fair value of debt (1)	(220.7)
Net working capital (2)	12.7
Net assets acquired	66.3
(1)    Debt represents an intercompany loan between Riverchase Galleria and GGP and eliminates in consolidation.
(2)    Includes tax increment financing (TIF) associated with the city of Hoover, Alabama.

On October 28, 2016, we acquired four Macy’s boxes, including the box at Tysons Galleria, at various properties for $45.7 million for the purpose of re-tenanting and repositioning space. Subsequently on December 8, 2016, we acquired an additional Macy’s box at Stonestown Galleria for $40.7 million.

On September 15, 2016, joint ventures we formed with Simon Property Group and Authentic Brands Group LLC acquired Aeropostale for $80.0 million in total cash which included cash for working capital requirements of the retail business. In connection with the transaction, our total investment was $20.4 million of cash contributed to the ventures for an effective ownership of approximately 26% in the two joint ventures. Aeropostale is a tenant at certain of our properties for which we receive rental income included in minimum rents on the Consolidated Statements of Operations and Comprehensive Income.
On August 1, 2016, we closed on the sale of Rogue Valley Mall located in Medford, Oregon for a sales price of $61.5 million. The transaction netted proceeds of approximately $6.4 million and resulted in a loss of $1.0 million recognized in gain from changes in control of investment properties and other for the year ended December 31, 2016.

On July 29, 2016, we reached an agreement on the sale of a 50% interest in Fashion Show located in Las Vegas, Nevada to TIAA-CREF Global Investments, LLC (“TIAACREF”) for a sales price of $1.25 billion. We closed on the sale of the initial 49% and received proceeds of approximately $813.9 million on July 29, 2016, and we received the remaining $16.6 million for the closing of the final 1% interest on October 4, 2016. This transaction resulted in a gain on sale of $634.9 million recognized in gain from changes in control of investment properties and other for the year ended December 31, 2016.

The table below summarizes the gain calculation ($ in millions):

Cash received from our joint venture partner	$830.5
Less: Proportionate share of previous investment in Fashion Show	(195.6)
Gain from change in control of investment property	634.9

On July 21, 2016, we closed on the sale of Newgate Mall located in Ogden, Utah for a sales price of $69.5 million. The transaction netted proceeds of approximately $8.4 million and resulted in a loss of $1.4 million recognized in gain from changes in control of investment properties and other for the year ended December 31, 2016.

On June 30, 2016, we closed on the acquisition of a property through a joint venture located at 218 West 57th Street in New York City for $81.5 million. In connection with the acquisition, we provided a $53.0 million mortgage loan to the joint venture that bears interest at LIBOR plus 3.4%, subject to terms and conditions in the loan agreement, and matures on June 30, 2019, with two one year extension options. We own a 50% interest in the joint venture and our share of equity at closing was $15.1 million including prorated working capital. We also provided our joint venture partner with a $7.3 million loan upon closing.

On June 30, 2016, we closed on the sale of our 49.8% interest in One Stockton Partners, LLC in San Francisco, California to our joint venture partner for $49.8 million. In connection with the sale, $16.3 million in mortgage debt was assumed. This transaction netted proceeds of approximately $33.5 million and resulted in a gain of $22.7 million recognized in Unconsolidated Real Estate Affiliates - gain on investment on our Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2016. In addition to the sale, the joint venture partner made an $8.0 million repayment of a note receivable.

On June 28, 2016, we closed on the sale of the office building and parking garage at Pioneer Place in Portland, Oregon for $121.8 million. This transaction netted proceeds of approximately $116.0 million and resulted in a gain on sale of $35.2 million recognized in gain from changes in control of investment properties and other for the year ended December 31, 2016.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

On February 2, 2016, we closed on the acquisition of our joint venture partner’s 25% interest in Spokane Valley Mall in Spokane, Washington for $37.5 million. This transaction resulted in a reduction of additional paid-in capital of $18.4 million due to the acquisition of our partner’s noncontrolling interest.

On January 29, 2016 we closed on the sale of our 75% interest in Provo Towne Center in Provo, Utah to our joint venture partner for $37.5 million. Mortgage debt of $31.1 million was repaid upon closing. This transaction netted proceeds of approximately $2.8 million and resulted in a loss of $6.7 million recognized in gain from changes in control of investment properties and other for the year ended December 31, 2016.

On January 29, 2016, we closed on the sale of our 10% interest in 522 Fifth Avenue in New York City to our joint venture partner for $25.0 million, inclusive of the repayment of previously existing notes receivable from our joint venture partner. We received proceeds of $10.0 million upon closing and proceeds of $5.4 million on December 15, 2016. The remaining $9.0 million will be collected on April 3, 2017. This transaction resulted in a gain on sale of $11.0 million recognized in Unconsolidated Real Estate Affiliates - gain on investment for the year ended December 31, 2016.

On January 15, 2016, we closed on the sale of Eastridge Mall in San Jose, California for $225.0 million. This transaction netted proceeds of approximately $216.3 million and resulted in a gain on sale of $71.7 million recognized in gain from changes in control of investment properties and other for the year ended December 31, 2016.

On January 8, 2016, we closed on the sale of our 50% interest in Owings Mills Mall in Owings Mills, Maryland to our joint venture partner for $11.6 million. This transaction netted proceeds of approximately $11.6 million and resulted in a gain on sale of $0.6 million recognized in Unconsolidated Real Estate Affiliates - gain on investment for the year ended December 31, 2016.
On November 6, 2015, we acquired an additional 2.5% direct interest in Miami Design District Associates, LLC (“MDDA”) located in Miami, Florida for a gross purchase price of $40.0 million. We also own a 2.5% interest in MDDA through a joint venture and a 10% interest in MDDA through a consolidated subsidiary. The total investment of 15% is considered a cost method investment and is included in investment in Unconsolidated Real Estate Affiliates on the Consolidated Balance Sheets.
On September 24, 2015, we sold our interest in a joint venture that owns Lake Mead & Buffalo, which resulted in our recognition of a gain of $3.1 million. The $3.1 million is recognized within Unconsolidated Real Estate Affiliates - gain on investment on our Consolidated Statements of Operations and Comprehensive Income.
On April 27, 2015, we sold the office portion of 200 Lafayette in New York City for $124.5 million. In connection with the transaction, debt of $67.0 million was repaid. The transaction netted proceeds of approximately $49.4 million and resulted in a gain on sale of $11.9 million recognized in gain from changes in control of investment properties and other on our Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2015.
On April 17, 2015, we closed on the acquisition of the Crown Building located at 730 Fifth Avenue in New York City through a joint venture partner. The Crown Building was acquired for $1.78 billion, which was funded with $1.25 billion of secured debt. We own an effective 50% interest in the retail portion of the property. GGP and Jeff Sutton own, redevelop, lease and manage the retail portion of the property which is $1.30 billion of the purchase price. We own no effective interest in the office portion of the property. Vladislav Doronin’s Capital Group and Michael Shvo own, redevelop, lease and manage the office tower which was $475.0 million of the purchase price. The office tower will be redeveloped into luxury residential condominiums. At acquisition, our share of the retail property purchase price was $650.0 million and our share of the equity was $208.5 million. In connection with the acquisition, we provided $204.3 million in loans to our joint venture partners (Note 15).
On April 1, 2015, we closed on the acquisition of property through a joint venture located at 85 Fifth Avenue in New York City for $86.0 million. The acquisition was funded with $60.0 million of secured debt. We own a 50% interest in the joint venture and our share of the equity was $14.0 million. In connection with the acquisition, we provided a $7.0 million loan to our joint venture partner (Note 15).
On March 31, 2015, we acquired a 50% interest in a joint venture with Sears Holdings Corporation that owns anchor pads and in-place leases at 12 stores located at our properties for approximately $165.0 million. Subsequently, Sears Holdings Corporation sold its investment in the joint venture to Seritage Growth Properties, which was an affiliated company. On December 14, 2015, GGP entered into agreements with two of its joint ventures to assign interest in 4 of the 12 anchor pads to the joint ventures. For

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

the assignment and transfer of the assigned interests, GGP received net consideration of $74.0 million.
On January 29, 2015, we sold our 50% interest in a joint venture that owns Trails Village in Las Vegas, Nevada for $27.6 million. In connection with the sale, mortgage debt of $5.75 million was repaid. The transaction netted proceeds of approximately $22.0 million and resulted in a gain of $12.0 million recognized in Unconsolidated Real Estate Affiliates - gain on investment on our Consolidated Statements of Operations and Comprehensive Income.
On February 27, 2015, we sold a 25% interest in Ala Moana Center in Honolulu, Hawaii for net proceeds of $907.0 million. We received $670.0 million at closing and received the remaining proceeds of $237.0 million upon completion of the redevelopment and expansion in the fourth quarter of 2016. Subsequently on April 10, 2015, we sold an additional 12.5% interest in Ala Moana Center for net proceeds of $453.5 million to another joint venture partner. We received $335.0 million at closing and received the remaining proceeds of $118.5 million upon completion of the redevelopment and expansion in the fourth quarter of 2016. As a result, our joint venture partners own a combined 37.5% economic interest in the joint venture.
Upon sale of the 25% interest in Ala Moana Center and in accordance with applicable accounting standards for real estate sales with future development required, we recognized a $584.4 million gain on change in control of investment properties and other as of the closing date calculated on the percentage of the basis (real estate asset carrying value of Ala Moana Center and development costs incurred to date) as compared to the total estimated costs expected to be incurred through completion of the development. During the year ended December 31, 2016, we recognized an additional $34.4 million gain on change of control of investment properties and other using the percentage of completion method for the construction completed from the closing date on February 27, 2015 through December 31, 2016.

Upon sale of the 12.5% interest in Ala Moana Center and in accordance with applicable accounting standards for real estate sales with future development required, we recognized a $295.9 million gain in Unconsolidated Real Estate Affiliates - gain on investment as of the closing date calculated on the percentage of the basis (real estate asset carrying value of Ala Moana Center and development costs incurred to date) as compared to the total estimated costs expected to be incurred through completion of the development. During the year ended December 31, 2016, we recognized an additional $17.2 million gain in Unconsolidated Real Estate Affiliates - gain on investment using the percentage of completion method for the construction completed from the closing date on April 10, 2015 through December 31, 2016. The construction is complete and the full gain was recognized as of December 31, 2016.
We account for the 62.5% interest in the joint venture that owns Ala Moana Center under the equity method of accounting (Note 6) because we share control over major decisions with the joint venture partners which resulted in the partners obtaining substantive participating rights. Ala Moana Center was previously wholly owned by GGP and accounted for on a consolidated basis.
The table below summarizes the gain calculation ($ in millions) for the 25% and 12.5% interests sold:

Gain on Sale of Interests in Ala Moana Center	25.0%	12.5%
Total proceeds (net of transaction costs of $6.8 million and $2.5 million, respectively)	$900.2	$451.0
Joint venture partner share of debt	462.5	231.3
Total consideration	1,362.7	682.3
Less: JV partner proportionate share of investment in Ala Moana Center and estimated development costs	(705.9)	(353.8)
Total gain from changes in control of investment properties and other	656.8	—
Total Unconsolidated Real Estate Affiliates - gain on investment	—	328.5
Gain attributable to JV partner proportionate share of investment in Ala Moana Center at closing	584.4	295.9
Gain attributable to post-sale development activities through December 31, 2015	38.0	15.4
Gain attributable to post-sale development activities for the year ended December 31, 2016	34.4	17.2

NOTE 4 DISCONTINUED OPERATIONS AND HELD FOR DISPOSITION

In the first quarter of 2015, the Company adopted ASU No. 2014-08, “Reporting Discontinued operations and Disclosures of Disposals of Components of an Entity” issued by the Financial Accounting Standards Board. ASU No. 2014-08 changes the

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

definition of a discontinued operation to include only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results (e.g., a disposal of a major geographical area, a major line of business, a major equity method investment or other major parts of an entity). The Company’s adoption of ASU No. 2014-08 resulted in a change in how the Company would record operating results and gains on sales of real estate. Any future sale that does not meet the updated definition of discontinued operations would not be reflected within discontinued operations in the Company’s Consolidated Statements of Operations and Comprehensive Income.
During 2014, one property, which was previously transferred to a special servicer, was sold in a lender-directed sale in full satisfaction of the debt. This resulted in a gain on extinguishment of debt of $66.7 million and a reduction of property-level debt of $79.0 million. We transferred six office properties and cash aggregating total consideration of $268.0 million in full settlement of our $322.0 million tax indemnification liability (Note 19). Additionally, we sold three operating properties for $278.6 million, which resulted in a gain of $125.2 million. We used the net proceeds from these transactions to repay debt of $127.0 million.
The Company did not have any dispositions during the years ended December 31, 2016 and 2015 that qualified for discontinued operations presentation subsequent to its adoption of ASU No. 2014-08. The following table summarizes the operations of the properties included in discontinued operations for the year ended 2014.

2014
Retail and other revenue	$27,276
Total revenues	27,276
Retail and other operating expenses	17,515
Total expenses	17,515
Operating income	9,761
Interest expense, net	(2,188)
Gains on dispositions	130,416
Net income from operations	137,989
Gain on extinguishment of debt	66,679
Gain on extinguishment of tax indemnification liability	77,215
Net income from discontinued operations	$281,883
As of December 31, 2015, non-refundable deposits were received from the buyers on two properties. Therefore, the two properties were considered held for disposition as of December 31, 2015. Total assets held for disposition were $216.2 million, which included $204.4 million of net investment in real estate, and total liabilities held for disposition were $58.9 million, which included $42.6 million of mortgages, notes and loans payable.

NOTE 5 FAIR VALUE

Nonrecurring Fair Value Measurements
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

The following table summarizes certain of our assets that are measured at fair value on a nonrecurring basis as a result of impairment charges recorded as of December 31, 2016 and 2015.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Provisions for Impairment
Year ended December 31, 2016
Investments in real estate (1)	$219,165	$—	$131,000	$88,165	$(73,039)
Year ended December 31, 2015
Investments in real estate (1)	$61,500	$—	$61,500	$—	$(8,604)
________________________________________________________

(1)	Refer to Note 2 for more information regarding impairment. Investments in real estate includes consolidated properties and Unconsolidated Real Estate Affiliates.

Unobservable Quantitative Input	Range
Discount rates	9.0% to 11.0%
Terminal capitalization rates	16.0% to 17.0%

Disclosure of Fair Value of Financial Instruments

The fair values of our financial instruments approximate their carrying amount in our consolidated financial statements except for debt. Management’s estimates of fair value are presented below for our debt as of December 31, 2016 and 2015.

	December 31, 2016		December 31, 2015
	Carrying Amount (1)	Estimated Fair Value	Carrying Amount (2)	Estimated Fair Value
Fixed-rate debt	$10,441,166	$10,832,272	$11,921,302	$12,247,451
Variable-rate debt	1,989,252	1,990,458	2,294,858	2,304,551
	$12,430,418	$12,822,730	$14,216,160	$14,552,002
________________________________________________________

(1)	Includes net $27.8 million of market rate adjustments and $40.1 million of deferred financing costs.

(2)	Includes net $33.0 million of market rate adjustments and $40.2 million of deferred financing costs.
The fair value of our Junior Subordinated Notes approximates their carrying amount as of December 31, 2016 and 2015. We estimated the fair value of mortgages, notes and other loans payable using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current London Interbank Offered Rate (“LIBOR”), U.S. treasury obligation interest rates and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any such debt could be realized by immediate settlement of the obligation.
Recurring Fair Value of Marketable Securities
Marketable securities are measured at fair value on our Consolidated Balance Sheets using Level 1 inputs and included in prepaid expenses and other assets. The fair values are shown below.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	December 31, 2015
	Fair Value	Cost Basis	Unrealized Gain
Marketable securities:
Seritage Growth Properties	$45,278	$33,300	$11,978
During the year ended December 31, 2016 we divested the entire investment in Seritage Growth Properties, recognized a gain of $13.1 million in management fees and other corporate revenues, and reclassified $12.0 million out of other comprehensive income (loss).

NOTE 6 UNCONSOLIDATED REAL ESTATE AFFILIATES
Following is summarized financial information for all of our real estate related Unconsolidated Real Estate Affiliates accounted for using the equity method and a reconciliation to our total investment in Unconsolidated Real Estate Affiliates, inclusive of investments accounted for using the cost method (Note 2).

	December 31, 2016	December 31, 2015
Condensed Combined Balance Sheets—Unconsolidated Real Estate Affiliates (1)
Assets:
Land	$2,664,736	$1,949,577
Buildings and equipment	13,555,059	12,344,045
Less accumulated depreciation	(3,538,776)	(3,131,659)
Construction in progress	284,198	828,521
Net property and equipment	12,965,217	11,990,484
Investments in unconsolidated joint ventures	503,305	421,778
Net investment in real estate	13,468,522	12,412,262
Cash and cash equivalents	455,862	426,470
Accounts receivable, net	655,655	258,589
Notes receivable, net	8,912	9,093
Deferred expenses, net	321,095	239,262
Prepaid expenses and other assets	327,645	463,030
Total assets	$15,237,691	$13,808,706
Liabilities and Owners’ Equity:
Mortgages, notes and loans payable	$10,476,935	$9,812,378
Accounts payable, accrued expenses and other liabilities	595,570	740,388
Cumulative effect of foreign currency translation (“CFCT”)	(50,851)	(67,224)
Owners’ equity, excluding CFCT	4,216,037	3,323,164
Total liabilities and owners’ equity	$15,237,691	$13,808,706
Investment In Unconsolidated Real Estate Affiliates, Net:
Owners’ equity	$4,165,186	$3,255,940
Less: joint venture partners’ equity	(2,095,166)	(1,518,581)
Plus: excess investment/basis differences	1,590,821	1,550,193
Investment in Unconsolidated Real Estate Affiliates, net (equity method)	$3,660,841	$3,287,552
Investment in Unconsolidated Real Estate Affiliates, net (cost method)	180,000	180,000
Elimination of consolidated real estate investment interest through joint venture	(27,500)	—
Retail investment, net	16,146	—
Investment in Unconsolidated Real Estate Affiliates, net	3,829,487	3,467,552

Reconciliation—Investment In Unconsolidated Real Estate Affiliates:
Asset—Investment in Unconsolidated Real Estate Affiliates	$3,868,993	$3,506,040
Liability—Investment in Unconsolidated Real Estate Affiliates	(39,506)	(38,488)
Investment in Unconsolidated Real Estate Affiliates, net	$3,829,487	$3,467,552
 (1) The Condensed Combined Balance Sheets - Unconsolidated Real Estate Affiliates include Fashion Show as of December 31, 2016 as the property was contributed into a joint venture during the third quarter of 2016.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Condensed Combined Statements of Income—Unconsolidated Real Estate Affiliates (1)
Revenues:
Minimum rents	$1,106,691	$1,011,393	$827,436
Tenant recoveries	473,357	443,905	355,188
Overage rents	39,298	38,282	30,915
Condominium sales	520,360	—	—
Other	52,511	52,027	39,804
Total revenues	2,192,217	1,545,607	1,253,343
Expenses:
Real estate taxes	124,355	129,593	110,665
Property maintenance costs	41,132	41,619	39,105
Marketing	22,368	19,348	14,626
Other property operating costs	214,071	214,417	172,547
Condominium cost of sales	379,401	—	—
Provision for doubtful accounts	13,665	5,427	3,052
Property management and other costs (2)	71,499	64,084	57,980
General and administrative	3,198	10,245	9,250
Depreciation and amortization	466,715	408,537	325,787
Total expenses	1,336,404	893,270	733,012
Operating income	855,813	652,337	520,331
Interest income	9,505	7,070	5,909
Interest expense	(318,628)	(395,114)	(315,339)
Provision for income taxes	(1,278)	(996)	(1,497)
Equity in loss of unconsolidated joint ventures	(45,057)	(28,513)	(194)
Income from continuing operations	500,355	234,784	209,210
Net income from disposed investment	—	—	1,415
Allocation to noncontrolling interests	(128)	(64)	(58)
Net income attributable to the ventures	$500,227	$234,720	$210,567
Equity In Income of Unconsolidated Real Estate Affiliates:
Net income attributable to the ventures	$500,227	$234,720	$210,567
Joint venture partners’ share of income	(235,544)	(112,582)	(114,263)
Elimination of loss from consolidated real estate investment with interest owned through joint venture	1,266	—	—
Loss on retail investment	4,264	—	—
Amortization of capital or basis differences (3)	(38,598)	(48,748)	(44,736)
Equity in income of Unconsolidated Real Estate Affiliates	$231,615	$73,390	$51,568
________________________________________________________

(1) The Condensed Combined Statements of Income - Unconsolidated Real Estate Affiliates include income from Ala Moana Center subsequent to the formation of the joint venture on February 27, 2015 and income from Fashion Show subsequent to the formation of the joint venture on July 29, 2016.
(2) Includes management fees charged to the unconsolidated joint ventures by GGMI and GGSI.
(3) Includes a $3.2 million impairment charge related to our investment in a single property venture during the year ended December 31, 2015 (Note 2).
The Unconsolidated Real Estate Affiliates represent our investments in real estate joint ventures that are not consolidated. We hold interests in 25 domestic joint ventures, comprising 41 U.S. retail properties and one joint venture in Brazil. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. We account for investments in joint ventures where we own a non-controlling joint interest using either the equity method or the cost method. If we have significant influence but not control over the investment, we utilize the equity method. If we have neither control nor significant influence, we utilize the cost method. If we control the joint venture, we account for the venture as a consolidated investment.
On March 7, 2014, we formed a joint venture, AMX Partners, LLC (“AMX”), with Kahikolu Partners, LLC (“MKB”) for the purpose of constructing a luxury residential condominium tower on a site located within the Ala Moana Shopping Center. In conjunction with the closing of AMX, GGP agreed to sell the air rights above the parking podium to AMX for $50.0 million. GGP received a $50.0 million payment during the year ended December 31, 2015. AMX commenced recognizing revenues and cost of sales from the sale of condominiums using the percentage of completion method during the twelve months ended December 31, 2016.

In accordance with GAAP, sales of condominiums have been recognized using the percentage of completion method. Under this method, revenue is recognized when (1) construction is beyond a preliminary stage, (2) buyers are unable to receive refunds of down-payments except in the event of non-delivery, (3) a substantial percentage of the condominiums are under firm contracts, (4) collection of the sales price is reasonably assured and (5) sales proceeds and costs can be reasonably estimated. The revenue from condominium sales is calculated based on the percentage of completion, as determined by the construction contract costs incurred to date in relation to the total estimated construction costs.

On March 24, 2016, Kenwood Towne Centre in Cincinnati, Ohio (property included in a joint venture of which we are 50% owner) acquired fee title to a portion of the property previously held under ground lease for a gross purchase price of $43.0 million.

On September 15, 2016, joint ventures we formed with Simon Property Group and Authentic Brands Group LLC acquired Aeropostale (Note 3), which is presented as a retail investment above.
On November 1, 2016, we acquired the other 50% interest in Riverchase Galleria through affiliates in a joint venture for a sales price of $143.5 million including the assumption of our venture partner’s $110.3 million share of property level debt for the 50% interest. We now account for Riverchase Galleria as a consolidated property.

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
Unconsolidated Mortgages, Notes and Loans Payable and Retained Debt
Our proportionate share of the mortgages, notes and loans payable of the unconsolidated joint ventures was $5.4 billion as of December 31, 2016 and $5.1 billion as of December 31, 2015, including Retained Debt (as defined below). There can be no assurance that the Unconsolidated Properties will be able to refinance or restructure such debt on acceptable terms or otherwise, or that joint venture operations or contributions by us and/or our partners will be sufficient to repay such loans.
We have debt obligations in excess of our pro rata share of the debt for one of our Unconsolidated Real Estate Affiliates (“Retained Debt”). This Retained Debt represents distributed debt proceeds of the Unconsolidated Real Estate Affiliates in excess of our pro rata share of the non-recourse mortgage indebtedness. The proceeds of the Retained Debt which were distributed to us are included as a reduction in our investment in Unconsolidated Real Estate Affiliates. We had retained debt of $86.5 million at one property as of December 31, 2016, and $87.9 million as of December 31, 2015. We are obligated to contribute funds on an ongoing basis, as needed, to our Unconsolidated Real Estate Affiliates in amounts sufficient to pay debt service on such Retained Debt. If we do not contribute such funds, our distributions from such Unconsolidated Real Estate Affiliates, or our interest in, could be reduced to the extent of such deficiencies. As of December 31, 2016, we do not anticipate an inability to perform on our obligations with respect to Retained Debt.

NOTE 7 MORTGAGES, NOTES AND LOANS PAYABLE

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Mortgages, notes and loans payable and the weighted-average interest rates are summarized as follows:

	December 31, 2016(1)	Weighted-Average Interest Rate(2)	December 31, 2015 (3)	Weighted-Average Interest Rate(2)
Fixed-rate debt:
Collateralized mortgages, notes and loans payable (4)	$10,441,166	4.44%	$11,921,302	4.43%
Total fixed-rate debt	10,441,166	4.44%	11,921,302	4.43%
Variable-rate debt:
Collateralized mortgages, notes and loans payable (4)	1,997,978	2.45%	1,991,022	2.08%
Revolving credit facility	(8,726)	—	303,836	1.89%
Total variable-rate debt	1,989,252	2.45%	2,294,858	2.05%
Total Mortgages, notes and loans payable	$12,430,418	4.12%	$14,216,160	4.05%
Junior Subordinated Notes	$206,200	2.34%	$206,200	1.77%
________________________________________________________

(1)	Includes net $27.8 million of market rate adjustments and $40.1 million of deferred financing costs.

(2)	Represents the weighted-average interest rates on our principal balances, excluding the effects of deferred finance costs.

(3)	Includes net $33.0 million of market rate adjustments and $40.2 million of deferred financing costs.

(4)	$1.4 billion of the variable-rate balance is cross-collateralized.

Collateralized Mortgages, Notes and Loans Payable
As of December 31, 2016, $16.6 billion of land, buildings and equipment (before accumulated depreciation) and construction in progress have been pledged as collateral for our mortgages, notes and loans payable. Certain of these consolidated secured loans, representing $1.4 billion of debt, are cross-collateralized with other properties. Although a majority of the $12.4 billion of fixed and variable rate collateralized mortgages, notes and loans payable are non-recourse, $819.0 million of such mortgages, notes and loans payable are recourse to the Company as guarantees on secured financings. In addition, certain mortgage loans contain other credit enhancement provisions which have been provided by GGP. Certain mortgages, notes and loans payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium, defeasance or a percentage of the loan balance.
During the year ended December 31, 2016, we paid down $294.4 million of consolidated mortgage notes at two properties. The prior loans had a weighted-average term-to-maturity of 1.2 years and a weighted-average interest rate of 5.3%. In conjunction with the pay down of the loans, we paid $5.4 million in transaction costs that are included in interest expense.

On April 25, 2016, we amended our $1.4 billion loan secured by cross-collateralized mortgages on 15 properties. The interest rate remained consistent at LIBOR plus 1.75%, however, we were able to decrease the recourse from 100% to 50% and extend the term for three years. The loan now matures April 25, 2019, with two one year extension options.

During the year ended December 31, 2015, we refinanced consolidated mortgage notes totaling $710.0 million at four properties and generated net proceeds of $240.9 million. The prior loans totaling $469.1 million had a weighted-average term-to-maturity of 1.3 years, and a weighted-average interest rate of 5.6%. The new loans have a weighted-average term-to-maturity of 11.0 years, and a weighted-average interest rate of 3.8%. In addition, we paid down $594.3 million of consolidated mortgage notes at five properties. The prior loans had a weighted-average term-to-maturity of 1.5 years and a weighted-average interest rate of 5.3%. We also obtained new mortgage notes totaling $250.0 million on two properties with a weighted-average term-to-maturity of 10.0 years and a weighted-average interest rate of 4.3%.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Corporate and Other Unsecured Loans
We have certain unsecured debt obligations, the terms of which are described below:

	December 31, 2016 (1)	Weighted-Average Interest Rate	December 31, 2015 (2)	Weighted-Average Interest Rate
Unsecured debt:
Revolving credit facility	—	—	315,000	1.89%
Total unsecured debt	—	—	315,000	1.89%
_________________________________________________________

(1)	Excludes deferred financing costs of $8.7 million that decrease the total amount that appears outstanding in our Consolidated Balance Sheets.

(2)	Excludes deferred financing costs of $11.2 million that decrease the total amount that appears outstanding in our Consolidated Balance Sheets.
Our revolving credit facility (the “Facility”) as amended on October 30, 2015, provides for revolving loans of up to $1.1 billion. The Facility has an uncommitted accordion feature for a total facility of up to $1.5 billion. The Facility is scheduled to mature in October 2020 and is unsecured. Borrowings under the Facility bear interest at a rate equal to LIBOR plus 130 to 190 basis points or at a base rate plus 30 to 90 basis points, which is determined by the Company’s leverage level. The Facility contains certain restrictive covenants which limit material changes in the nature of our business conducted, including, but not limited to, mergers, dissolutions or liquidations, dispositions of assets, liens, incurrence of additional indebtedness, dividends, transactions with affiliates, prepayment of subordinated debt, negative pledges and changes in fiscal periods. In addition, we are required not to exceed a maximum net debt-to-value ratio, a maximum leverage ratio and a minimum net cash interest coverage ratio; we are not aware of any instances of non-compliance with such covenants as of December 31, 2016. No amount was outstanding on the Facility, as of December 31, 2016.
Junior Subordinated Notes
GGP Capital Trust I, a Delaware statutory trust (the “Trust”) and a wholly-owned subsidiary of GGPN, completed a private placement of $200.0 million of trust preferred securities (“TRUPS”) in 2006. The Trust also issued $6.2 million of Common Securities to GGPN. The Trust used the proceeds from the sale of the TRUPS and Common Securities to purchase $206.2 million of floating rate Junior Subordinated Notes of GGPN due 2036. Distributions on the TRUPS are equal to LIBOR plus 1.45%. Distributions are cumulative and accrue from the date of original issuance. The TRUPS mature on April 30, 2036, but may be redeemed beginning on April 30, 2011 if the Trust exercises its right to redeem a like amount of Junior Subordinated Notes. The Junior Subordinated Notes bear interest at LIBOR plus 1.45% and are fully recourse to the Company. We have recorded the Junior Subordinated Notes as a liability and our common equity interest in the Trust as prepaid expenses and other assets in our Consolidated Balance Sheets as of December 31, 2016 and December 31, 2015.
Letters of Credit and Surety Bonds
We had outstanding letters of credit and surety bonds of $57.8 million as of December 31, 2016 and $76.1 million as of December 31, 2015. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.
We are not aware of any instances of non-compliance with our financial covenants related to our mortgages, notes and loans payable as of December 31, 2016, with the exception of one mortgage loan where a special servicer is currently managing the operations of the property securing the mortgage loan.

NOTE 8 INCOME TAXES
We have elected to be taxed as a REIT under the Internal Revenue Code. We intend to maintain REIT status. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our taxable ordinary income. In addition, the Company is required to meet certain asset and income tests.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

As a REIT, we will generally not be subject to corporate level Federal income tax on taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income or property, and to Federal income and excise taxes on our undistributed taxable income and capital gains. We are currently statutorily open to audit by the Internal Revenue Service for the years ended December 31, 2013 through 2016 and are statutorily open to audit by state taxing authorities for the years ended December 31, 2012 through 2016.
The provision for (benefit from) income taxes for the years ended December 31, 2016, 2015, and 2014 are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Current	$804	$3,134	$13,994
Deferred	97	(41,468)	(6,741)
Total	901	(38,334)	7,253
Realization of a deferred tax benefit is dependent upon generating sufficient taxable income in future periods. Our TRS net operating loss carryforwards of $42.5 million are currently scheduled to expire in subsequent years through 2036.
Each TRS and certain REIT entities subject to state income taxes are tax paying components for purposes of classifying deferred tax assets and liabilities. Net deferred tax assets (liabilities) are summarized as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Total deferred tax assets	$22,090	$34,870	$19,347
Valuation allowance	(15,147)	(15,127)	(15,127)
Net deferred tax assets	6,943	19,743	4,220
Total deferred tax liabilities	(3,843)	(1,289)	(21,240)
Net deferred tax assets (liabilities)	$3,100	$18,454	$(17,020)

Due to the uncertainty of the realization of certain tax carryforwards, we have established valuation allowances on those deferred tax assets that we do not reasonably expect to realize. Deferred tax assets that we believe have only a remote possibility of realization have not been recorded.
The tax effects of temporary differences and carryforwards included in the net deferred tax assets (liabilities) as of December 31, 2016, December 31, 2015 and December 31, 2014 are summarized as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Operating loss and tax credit carryforwards	$42,496	$18,541	$15,699
Other TRS property, primarily differences in basis of assets and liabilities	(24,249)	15,040	(17,592)
Valuation allowance	(15,147)	(15,127)	(15,127)
Net deferred tax assets (liabilities)	$3,100	$18,454	$(17,020)
We have no unrecognized tax benefits recorded pursuant to uncertain tax positions as of December 31, 2016 and December 31, 2015. The $6.1 million as of December 31, 2014, excluding interest, was recognized in 2015 upon the expiration of the statute of limitations.

GGP INC.

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
	73,930,000
The exercise prices of the Warrants are subject to adjustment for future dividends, stock dividends, distribution of assets, stock splits or reverse splits of our common stock or certain other events. In accordance with the agreement, these calculations adjust both the exercise price and the number of shares issuable for the 73,930,000 Warrants. During 2015 and 2016, the number of shares issuable upon exercise of the outstanding Warrants changed as follows:

		Exercise Price
Record Date	Issuable Shares	Brookfield - A	Brookfield - B
April 15, 2015	87,856,714	$9.05	$8.84
July 15, 2015	88,433,357	8.99	8.78
October 15, 2015	89,039,571	8.93	8.72
December 15, 2015	89,697,535	8.86	8.66
April 15, 2016	90,288,964	8.80	8.60
July 15, 2016	90,865,607	8.75	8.54
October 14, 2016	91,553,142	8.68	8.48
December 15, 2016	92,344,178	8.61	8.41
December 27, 2016	93,268,285	8.52	8.32
_______________________________________________________________________________

Brookfield has the option for 57,500,000 Warrants to either full share settle (i.e. deliver cash for the exercise price of the Warrants in the amount of approximately $618 million in exchange for approximately 72.5 million shares of common stock) or net share settle. The remaining 16,430,000 Warrants owned or managed by Brookfield must be net share settled. As of December 31, 2016, the Warrants are exercisable into approximately 62 million common shares of the Company, at a weighted-average exercise price of approximately $8.48 per share. Due to their ownership of Warrants, Brookfield’s potential ownership of the Company may change as a result of payments of dividends and changes in our stock price.

NOTE 10 RENTALS UNDER OPERATING LEASES

We receive rental income from the leasing of retail and other space under operating leases. The minimum future rentals based on operating leases of our Consolidated Properties as of December 31, 2016 are as follows:

Year	Amount
2017	$1,380,855
2018	1,245,426
2019	1,087,327
2020	959,824
2021	832,388
Subsequent	2,525,038
$8,030,858

GGP INC.

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

	Year Ended December 31,
	2016	2015	2014
Distributions to preferred Operating Partnership units	$(8,680)	$(8,884)	$(8,965)
Net income allocation to noncontrolling interests in operating partnership from continuing operations (common units)	(7,051)	(7,466)	(3,228)
Net income allocation to noncontrolling interests in operating partnership from continuing operations (LTIP units)	(2,920)	(2,524)	—
Net income allocated to noncontrolling interest in consolidated real estate affiliates	(1,255)	(161)	(1,851)
Allocation to noncontrolling interests	(19,906)	(19,035)	(14,044)
Other comprehensive loss (income) allocated to noncontrolling interests	2	233	78
Comprehensive income allocated to noncontrolling interests	$(19,904)	$(18,802)	$(13,966)

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
Generally, the holders of the Common Units share in any distributions by the Operating Partnership with our common stockholders. However, the Operating Partnership agreement permits distributions solely to GGP if such distributions were required to allow GGP to comply with the REIT distribution requirements or to avoid the imposition of excise tax. Under certain circumstances, the conversion rate for each Common Unit is required to be adjusted to give effect to stock distributions. If the holders had requested redemption of the Common Units as of December 31, 2016, the aggregate amount of cash we would have paid would have been $118.7 million.
The Operating Partnership issued Convertible Preferred Units that are convertible into Common Units of the Operating Partnership at the rates below (subject to adjustment). The holder may convert the Convertible Preferred Units into Common Units of the

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Operating Partnership at any time, subject to certain restrictions. The Common Units are convertible into common stock at a one-to-one ratio at the current stock price.

	Number of Common Units for each Preferred Unit	Number of Contractual Convertible Preferred Units Outstanding as of	Converted Basis to Common Units Outstanding as of	Conversion Price	Redemption Value
		December 31, 2016	December 31, 2016
Series B (1)	3.00000	1,184,417	3,694,536	$16.66670	92,290
Series D	1.50821	532,750	835,447	33.15188	26,637
Series E	1.29836	502,658	678,583	38.51000	25,133
					$144,060
_____________________________________________________

(1)
The conversion price of Series B preferred units is lower than the GGP December 31, 2016 closing common stock price of $24.98. Therefore, a common stock price of $24.98 is used to calculate the Series B redemption value.

The following table reflects the activity of the redeemable noncontrolling interests for the years ended December 31, 2016, 2015, and 2014.

Balance at January 1, 2014	$228,902
Net income	3,228
Distributions	(3,059)
Redemption of operating partnership units	(350)
Other comprehensive income	(78)
Fair value adjustment for noncontrolling interests in Operating Partnership	70,653
Balance at December 31, 2014	$299,296
Balance at January 1, 2015	299,296
Net income	7,466
Distributions	(4,258)
Redemption of operating partnership units	(805)
Other comprehensive income	(233)
Fair value adjustment for noncontrolling interests in Operating Partnership	(13,839)
Balance at December 31, 2015	$287,627
Balance at January 1, 2016	$287,627
Net income	7,051
Distributions	(5,449)
Redemption of operating partnership units	(2,120)
Preferred Unit Redemption to Common Stock	(3,205)
Other comprehensive income	(2)
Fair value adjustment for noncontrolling interests in Operating Partnership	(21,175)
Balance at December 31, 2016	$262,727

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Common Stock Dividend and Purchase of Common Stock

Our Board of Directors declared common stock dividends during 2016 and 2015 as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share
2016
December 13	December 27	January 27, 2017	$0.26
October 31	December 15	January 6, 2017	0.22
August 1	October 14	October 31, 2016	0.20
May 2	July 15	July 29, 2016	0.19
February 1	April 15	April 29, 2016	0.19
2015
November 2	December 15	January 4, 2016	$0.19
September 1	October 15	October 30, 2015	0.18
May 21	July 15	July 31, 2015	0.17
February 19	April 15	April 30, 2015	0.17

Distributions paid on our common stock and their tax status, as sent to our shareholders, is presented in the following table. The tax status of GGP distributions in 2016, 2015, and 2014 may not be indicative of future periods.

	Year Ended December 31,
	2016	2015	2014
Ordinary income	$0.685	$0.752	$0.499
Capital gain distributions	0.300	—	0.034
Distributions per share	$0.985	$0.752	$0.533

Our Dividend Reinvestment Plan (“DRIP”) provides eligible holders of GGP’s common stock with a convenient method of increasing their investment in the Company by reinvesting all or a portion of cash dividends in additional shares of common stock. Eligible stockholders who enroll in the DRIP on or before the fourth business day preceding the record date for a dividend payment will be able to have that dividend reinvested. As a result of the DRIP elections, 32,381 shares were issued during the year ended December 31, 2016 and 23,542 shares were issued during the year ended December 31, 2015.
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

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

dividends, but not to exceed a cap of 2.4679 common shares (subject to certain adjustments related to GGP common share splits, subdivisions, or combinations).

Our Board of Directors declared preferred stock dividends during 2015 and 2014 as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share
2016
October 31	December 15	January 3, 2017	$0.3984
August 1	September 15	October 3, 2016	0.3984
May 2	June 15	July 1, 2016	0.3984
February 1	March 15	April 1, 2016	0.3984
2015
November 2	December 15	January 4, 2016	$0.3984
September 1	September 15	October 1, 2015	0.3984
May 21	June 15	July 1, 2015	0.3984
February 19	March 16	April 1, 2015	0.3984

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
Information related to our EPS calculations is summarized as follows:

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Year Ended December 31,
	2016	2015	2014
Numerators—Basic:
Income from continuing operations	$1,308,273	$1,393,596	$398,011
Preferred Stock dividend	(15,935)	(15,937)	(15,936)
Allocation to noncontrolling interests	(19,906)	(19,035)	(12,935)
Income from continuing operations—net of noncontrolling interests	1,272,432	1,358,624	369,140
Discontinued operations	—	—	281,883
Allocation to noncontrolling interests	—	—	(1,109)
Discontinued operations—net of noncontrolling interests	—	—	280,774
Net income	1,308,273	1,393,596	679,894
Preferred Stock dividend	(15,935)	(15,937)	(15,936)
Allocation to noncontrolling interests	(19,906)	(19,035)	(14,044)
Net income attributable to common stockholders	$1,272,432	$1,358,624	$649,914
Numerators—Diluted:
Income from continuing operations—net of noncontrolling interests	$1,272,432	$1,358,624	$369,140
Diluted income from continuing operations	$1,272,432	$1,358,624	$369,140
Net income attributable to common stockholders	$1,272,432	$1,358,624	$649,914
Diluted net income attributable to common stockholders	$1,272,432	$1,358,624	$649,914
Denominators:
Weighted-average number of common shares outstanding—basic	884,029	884,676	887,031
Effect of dilutive securities	68,304	66,386	57,690
Weighted-average number of common shares outstanding—diluted	952,333	951,062	944,721
Anti-dilutive Securities:
Effect of Preferred Units	5,209	5,415	5,505
Effect of Common Units	4,782	4,783	4,833
Effect of LTIP Units	1,767	1,609	—
	11,758	11,807	10,338

Options were dilutive for the years ended December 31, 2016, 2015 and 2014 and are included in the denominator of EPS. Warrants were dilutive for the years ended December 31, 2016, 2015 and 2014 and are included in the denominator of EPS.
Outstanding Common Units and LTIP Units have also been excluded from the diluted earnings per share calculation because including such units would also require that the share of GGPOP income attributable to such Common Units be added back to net income therefore resulting in no effect on EPS. Outstanding Preferred Units have been excluded from the diluted EPS calculation for all periods presented because including the Preferred Units would also require that the Preferred Units dividend be added back to the net income, resulting in anti-dilution.
On February 10, 2014, GGPOP repurchased 27,624,282 shares of GGP’s common stock for $555.8 million. These shares are presented as common stock in treasury, at cost, on our Consolidated Balance Sheets.  Accordingly, these shares have been excluded from the calculation of EPS.

On May 1, 2014, the shares of GGP common stock owned by GGPOP were contributed to GGPN, and as a result of these transactions, GGPN owns an aggregate of 83,428,585 shares of GGP common stock as of December 31, 2014, of which 55,969,390, with an aggregate cost of $1.1 billion, are shown as treasury stock and 27,459,195 are shown as issued, but not outstanding on our Consolidated Balance Sheets.

During the year ended December 31, 2015 GGP repurchased 4,324,489 shares of its common stock for $109.5 million. Of the

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

shares repurchased, 270,869 had not been canceled as of December 31, 2015. As a result, these shares are presented as common stock in treasury, at cost on our Consolidated Balance Sheets. Accordingly, these shares have been excluded from the calculation of EPS.

During the year ended December 31, 2016 GGP repurchased 1,887,751 shares of its common stock for $46.2 million. Of the shares repurchased, 627,261 had not been canceled as of December 31, 2016. As a result, these shares are presented as common stock in treasury, at cost on our Consolidated Balance Sheets. Accordingly, these shares have been excluded from the calculation of EPS.

NOTE 13 STOCK-BASED COMPENSATION PLANS
Incentive Stock Plans
The GGP Inc. 2010 Equity Plan (the “Equity Plan”) reserved for issuance of 4% of outstanding shares on a fully diluted basis. The Equity Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation (collectively, “the Awards”). Directors, officers and other employees of GGP’s and its subsidiaries and affiliates are eligible for Awards. The Equity Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended. No participant may be granted more than 4,000,000 shares, or the equivalent dollar value of such shares, in any year. Options granted under the Equity Plan will be designated as either nonqualified stock options or incentive stock options. An option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. The exercise price of an option may not be less than the fair value of a share of GGP’s common stock on the date of grant. The term of each option will be determined prior to the date of grant, but may not exceed 10 years.
Stock Options
Stock options under the Equity Plan generally vest in 25% increments annually from one year from the grant date (subject to certain exceptions in the case of retirement). Options under certain previous equity plans were replaced under the Equity Plan with options, fully vested, in GGP common stock.
The following tables summarize stock option activity for the Equity Plan for GGP for the years ended December 31, 2016, 2015 and 2014:

	2016		2015		2014
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price (2)	Shares	Weighted Average Exercise Price (2)
Stock options Outstanding at January 1,	18,162,700	$17.34	19,744,224	$17.18	21,565,281	$17.11
Granted (1)	247,592	20.81	267,253	28.86	50,000	22.41
Exercised	(2,886,986)	14.45	(1,374,512)	16.54	(1,164,945)	15.33
Forfeited	(230,509)	19.94	(460,588)	19.78	(662,820)	18.71
Expired	(15,608)	17.73	(13,677)	17.17	(43,292)	14.43
Stock options Outstanding at December 31,	15,277,189	$17.90	18,162,700	$17.34	19,744,224	$17.18
 1) Included in 2016 grants are 156,331 units related to additional grants required as a result of antidilution provisions triggered by our 2016 distribution of a special dividend declared on December 13, 2016 (Note 11).
 2) Changes to prior year weighted average exercise price is due to adjustment of the strike price for the special dividend issued in 2016.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price
$8.00 - $12.00	1,010,350	3.82	$9.60	1,010,350	3.82	$9.60
$13.00 - $17.00	4,076,567	4.48	14.53	4,076,567	4.48	14.53
$18.00 - $23.00	9,878,353	6.50	19.83	6,352,711	6.57	19.93
$24.00 - $30.00	311,919	8.22	$27.96	57,756	7.31	$28.86
Total	15,277,189	5.82	$17.90	11,497,384	5.59	$17.15
Intrinsic value ($24.98 stock price as of December 31, 2016)	$108,163			$90,025

The weighted-average fair value of stock options as of the grant date, excluding 156,331 of special dividend shares granted during 2016 as a result of antidilution provisions that were triggered by a special dividend distribution, was $4.52 for stock options granted during the year ended December 31, 2016 and $5.84 for stock options granted during the year ended December 31, 2015. The intrinsic value of stock options exercised during the year was $42.1 million, $22.9 million, and $18.2 million for the year ended December 31, 2016, December 31, 2015, and December 31, 2014, respectively.
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
The following table summarizes restricted stock activity for the respective grant year ended December 31, 2016, December 31, 2015 and December 31, 2014:

	2016		2015		2014
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock grants outstanding as of beginning of period	206,219	$29.16	104,142	$14.79	1,242,924	$13.99
Granted	329,326	26.20	253,886	29.12	34,100	20.04
Vested	(71,570)	28.48	(114,563)	16.75	(1,154,894)	14.08
Canceled	(10,379)	27.28	(37,246)	26.86	(17,988)	14.73
Nonvested restricted stock grants outstanding as of end of period	453,596	$27.16	206,219	$29.16	104,142	$14.79
The weighted average remaining contractual term of nonvested awards as of December 31, 2016 was 2.7 years. The fair value of shares vested during the year was $2.0 million, $3.0 million, and $29.5 million for the year ended December 31, 2016, December 31, 2015, and December 31, 2014, respectively.
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

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

The following table summarizes LTIP Unit activity for the Equity Plan for GGP for the years ended December 31, 2016 and December 31, 2015:

	2016		2015
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value (2)
LTIP Units Outstanding at January 1,	1,724,747	$29.32	—	$—
Granted (1)	2,089,917	25.84	1,758,396	29.32
Exercised	—	—	—	—
Forfeited	(38,862)	28.95	(33,649)	29.04
Expired	—	—	—	—
LTIP Units Outstanding at December 31,	3,775,802	$27.40	1,724,747	$29.32

(1)
Included in 2016 grants are 19,064 units related to additional grants required as a result of antidilution provisions triggered by our 2016 distribution of a special dividend declared on December 13, 2016 (Note 11).

(2)	Changes to prior year weighted average grant date fair value is due to adjustment of the strike price for the special dividend issued in 2016.
Performance Equity Compensation
Pursuant to the Equity Plan, GGP and GGP Inc. made performance restricted stock and LTIP Unit (“equity performance instruments”) grants to certain employees. These grants are subject to certain performance vesting conditions based on Relative TSR of the Equity REIT Index, Relative TSR of the Retail REIT Index, TSR growth of the company, and FFO Growth of the company. The equity performance instruments are considered earned based on meeting these performance vesting conditions, which are each weighted 25% and vest at the end of the three-year performance period. The LTIP Units receive dividends at a ratio of 10% cash and 90% as a dividend reinvestment which is subject to the performance vesting conditions and three-year performance period.
The following table summarizes performance restricted stock and LTIP Unit activity for the respective grant year ended December 31, 2016:

	2016
	Shares	Weighted Average Grant Date Fair Value
Nonvested performance grants outstanding as of beginning of period	—	$—
Granted	593,200	26.07
Vested	—	—
Canceled	—	—
Nonvested performance grants outstanding as of end of period	593,200	$26.07

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

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Year Ended December 31,
	2016	2015	2014
Risk-free interest rate(*)	1.52%	1.75%	2.20%
Dividend yield(*)	3.07%	2.33%	2.70%
Expected volatility	25.00%	25.00%	30.00%
Expected life (in years)	6.25	6.25	6.25
________________________________________________________

(*) Weighted average

Compensation expense related to stock-based compensation plans is summarized in the following table:

	Year Ended December 31,
	2016	2015	2014
Stock options—Property management and other costs	$5,833	$7,103	$7,468
Stock options—General and administrative	10,448	11,006	15,074
Restricted stock—Property management and other costs	2,860	2,853	1,683
Restricted stock—General and administrative	635	603	1,013
LTIP Units—Property management and other costs	1,346	1,046	—
LTIP Units—General and administrative	14,804	10,002	—
Total	$35,926	$32,613	$25,238

Unrecognized compensation expense as of December 31, 2016 is as follows:

Year	Amount
2017	$32,196
2018	20,867
2019	10,604
2020	714
64,381

These amounts may be impacted by future grants, changes in forfeiture estimates or vesting terms, and actual forfeiture rates which differ from estimated forfeitures.

NOTE 14  ACCOUNTS RECEIVABLE

The following table summarizes the significant components of accounts receivable, net.

	December 31, 2016	December 31, 2015
Trade receivables	$107,107	$109,401
Short-term tenant receivables	1,414	1,321
Straight-line rent receivable	227,859	236,589
Other accounts receivable	3,699	3,916
Total accounts receivable	340,079	351,227
Provision for doubtful accounts	(17,883)	(14,655)
Total accounts receivable, net	$322,196	$336,572

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 15  NOTES RECEIVABLE

The following table summarizes the significant components of notes receivable, net.

	December 31, 2016	December 31, 2015
Notes receivable	$665,289	$636,737
Accrued interest	13,207	16,046
Total notes receivable	678,496	652,783
Discount allowance	—	(11,338)
Total notes receivable, net	678,496	641,445
On November 11, 2015, we entered into a promissory note with our joint venture partner, Ashkenazy Holding Co., LLC (“AHC”), in which we lent $57.6 million that bears interest at 8% per annum. The note is collateralized by AHC’s equity in Miami Design District Associates, which is part of the AACMDD Group, LLC joint venture (“AACMDD”). On November 18, 2016, the maturity date of the note was amended to November 15, 2019. Additionally, AHC may convey the collateral of the note five business days prior to any payment due date within the contract.
On September 17, 2015, we entered into a promissory note with our joint venture partner, AHC, in which we lent $40.4 million that bears interest at 6% per annum. The note is collateralized by AHC’s equity in Miami Design District Associates, which is part of AACMDD. On November 18, 2016, the maturity date of the note was amended to September 17, 2019. Additionally, AHC may convey the collateral of the note five business days prior to any payment due date within the contract.
On June 30, 2015, we entered into a promissory note with our joint venture partner MKB (defined in Note 6), in which we would lend MKB up to $80 million for capital calls after an initial contribution of $80 million by MKB and until the joint venture secured construction financing. This loan bears interest at LIBOR plus 6% and is secured by MKB’s partnership interest in AMX, which is constructing a luxury residential condominium tower on a site located within the Ala Moana Shopping Center. As of December 31, 2016, there was $16.3 million outstanding on this loan. Construction financing closed during the third quarter of 2015.
Notes receivable includes $204.3 million of notes receivables from our joint venture partners related to the acquisition of 730 Fifth Avenue in New York, New York (Note 3). The first note was issued for $104.3 million, bears interest at 8.0% compounded annually and matures on February 12, 2025. The second note was issued for $100.0 million to the joint venture partner acquiring the office portion of the property and bears interest at 9.0% subject to terms and conditions in the loan agreement and matures on April 17, 2025. As of December 31, 2016, there was $232.9 million outstanding on these loans.
Also included in notes receivable is $125.7 million and $51.7 million due from our joint venture partner related to the acquisition of the properties at 685 Fifth Avenue and 530 Fifth Avenue in New York, New York. The notes receivable bear interest at 7.5% and 9%, respectively. Interest is compounded quarterly with accrued but unpaid interest increasing the loan balance. The notes are collateralized by our partner’s ownership interest in the joint ventures. The loans mature on June 27, 2024 and June 18, 2024, respectively.
On July 29, 2016, we settled a note receivable in the net amount of $78.9 million issued to Rique Empreendimentos e Participacoes Ltda. (“Rique”) in exchange for approximately 18.3 million shares in Aliansce Shopping Centers, S.A. (“Aliansce”), resulting in an 11.3% ownership in Aliansce. On September 29, 2016, we sold the 18.3 million shares in Aliansce to the Canada Pension Plan Investment Board for a sales price of $84.9 million. The note receivable was issued in conjunction with our sale of Aliansce to Rique and Canada Pension Plan Investment Board on September 30, 2013. The note receivable was denominated in Brazilian Reais, bore interest at an effective interest rate of approximately 14%, was collateralized by shares of common stock in Aliansce, and required annual principal and interest payments over the term. As the note receivable was a collateral dependent loan, we originally estimated the provision for loss based on the fair value of the market price of the Aliansce shares which served as the collateral for the loan. Upon the settlement of the note during 2016, we decreased the provision for loan loss based on the final sales price. During 2016, we recognized a $29.6 million loss on the note recorded in the provision for loan loss on the Consolidated Statements of Operations and Comprehensive Income based on the value of the collateral and included accrued interest of $7.5

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

million in the provision for loan loss. We recognized the impact of changes in the exchange rate on the note receivable as gain or loss on foreign currency in our Consolidated Statements of Operations and Comprehensive Income.

NOTE 16 PREPAID EXPENSES AND OTHER ASSETS

The following table summarizes the significant components of prepaid expenses and other assets.

	December 31, 2016			December 31, 2015
	Gross Asset	Accumulated Amortization	Balance	Gross Asset	Accumulated Amortization	Balance
Intangible assets:
Above-market tenant leases, net	$512,802	$(368,900)	$143,902	$644,728	$(416,181)	$228,547
Below-market ground leases, net	118,994	(12,788)	106,206	119,545	(10,761)	108,784
Real estate tax stabilization agreement, net	111,506	(38,769)	72,737	111,506	(32,458)	79,048
Total intangible assets	$743,302	$(420,457)	$322,845	$875,779	$(459,400)	$416,379
Remaining Prepaid expenses and other assets:
Security and escrow deposits			59,054			87,818
Prepaid expenses			46,709			43,809
Other non-tenant receivables (1)			34,677			326,391
Deferred tax, net of valuation allowances			6,943			19,743
Marketable securities			—			45,278
Other			36,293			29,455
Total remaining Prepaid expenses and other assets			183,676			552,494
Total Prepaid expenses and other assets			$506,521			$968,873
(1) December 31, 2015 balance includes receivable from our joint venture partners received upon completion of the redevelopment at Ala Moana in the fourth quarter of 2016.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 17 ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table summarizes the significant components of accounts payable and accrued expenses.

	December 31, 2016			December 31, 2015
	Gross Liability	Accumulated Accretion	Balance	Gross Liability	Accumulated Accretion	Balance
Intangible liabilities:
Below-market tenant leases, net	$267,048	$(172,210)	$94,838	$356,115	$(203,474)	$152,641
Above-market headquarters office leases, net	15,268	(10,346)	4,922	15,268	(8,604)	6,664
Above-market ground leases, net	9,127	(2,258)	6,869	9,127	(1,890)	7,237
Total intangible liabilities	$291,443	$(184,814)	$106,629	$380,510	$(213,968)	$166,542
Remaining Accounts payable and accrued expenses:
Accrued interest			47,821			46,129
Accounts payable and accrued expenses			87,485			64,954
Accrued real estate taxes			87,313			80,599
Deferred gains/income			91,720			125,701
Accrued payroll and other employee liabilities			57,721			66,970
Construction payable			115,077			158,027
Tenant and other deposits			15,061			25,296
Insurance reserve liability			14,184			15,780
Capital lease obligations			5,386			11,385
Conditional asset retirement obligation liability			5,327			5,927
Other			21,638			17,183
Total remaining Accounts payable and accrued expenses			548,733			617,951
Total Accounts payable and accrued expenses			$655,362			$784,493

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 18 ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss as of December 31, 2016 and 2015 are as follows:

	December 31, 2016	December 31, 2015
Net unrealized gains on financial instruments	$104	$100
Foreign currency translation	(70,560)	(84,798)
Unrealized gains on available-for-sale securities	—	11,894
Accumulated other comprehensive loss	$(70,456)	$(72,804)

NOTE 19 LITIGATION

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

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 20 COMMITMENTS AND CONTINGENCIES

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

	Year Ended December 31,
	2016	2015	2014
Contractual rent expense, including participation rent	$8,589	$8,546	$13,605
Contractual rent expense, including participation rent and excluding amortization of above and below-market ground leases and straight-line rent	6,278	6,183	9,036

See Note 8 and Note 19 for our obligations related to uncertain tax positions and for disclosure of additional contingencies.
The following table summarizes the contractual maturities of our long-term commitments. Long-term debt and ground leases include the related acquisition accounting fair value adjustments:

	2017	2018	2019	2020	2021	Subsequent/ Other	Total
Mortgages, notes and loans payable	$365,549	$500,624	$1,059,628	$1,647,570	$2,841,413	$6,015,634	$12,430,418
Retained debt-principal	1,711	1,808	1,909	81,042	—	—	86,470
Purchase obligations	144,498	—	—	—	—	—	144,498
Ground lease payments	6,726	6,698	6,790	6,972	7,025	241,348	275,559
Junior Subordinated Notes(1)	—	—	—	—	—	206,200	206,200
Total	$518,484	$509,130	$1,068,327	$1,735,584	$2,848,438	$6,463,182	$13,143,145
_________________________________________________________

(1)
The $206.2 million of Junior Subordinated Notes are due in 2036, but may be redeemed any time after April 30, 2011. As we do not expect to redeem the notes prior to maturity, they are included in the consolidated debt maturing subsequent to 2021.

NOTE 21 SUBSEQUENT EVENTS

Subsequent to December 31, 2016, no events occurred that require recognition or disclosure in the consolidated financial statements, except as recognized or disclosed previously.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 22 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Quarterly data for the year ended December 31, 2016 and 2015 is summarized in the table below. In Q4 2015, Q1 2016, Q2 2016 and Q3 2016 they include the impact of provisions for impairment (Note 2). In each quarter of 2015 and 2016 the adjustments include gains from changes in control of investment properties in continuing operations and gains on investment in Unconsolidated Real Estate Affiliates (Note 3).

	2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$607,032	$574,586	$554,493	$610,335
Operating income	173,980	216,035	153,417	256,818
Income from continuing operations	195,337	189,901	681,748	241,284
Net income attributable to common shareholders	187,796	181,962	670,194	232,476

Basic Earnings Per Share	0.21	0.21	0.76	0.26
Diluted Earnings Per Share	0.20	0.19	0.70	0.24
Dividends declared per share	0.19	0.19	0.20	0.48

Weighted-average shares outstanding:
Basic	882,673	883,381	885,092	884,948
Diluted	950,154	952,290	955,856	950,301

	2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$594,143	$579,805	$585,324	$644,634
Operating income	202,813	227,378	224,975	268,727
Income from continuing operations	641,750	427,853	127,366	196,627
Net income attributable to common shareholders	630,747	417,956	119,868	190,053

Basic Earnings Per Share	0.71	0.47	0.14	0.22
Diluted Earnings Per Share	0.66	0.44	0.13	0.20
Dividends declared per share	0.17	0.17	0.18	0.19

Weighted-average shares outstanding:
Basic	885,462	886,218	884,640	882,419
Diluted	954,432	952,597	949,061	948,418

GGP INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2016
(Dollars in thousands)

			Acquisition Cost(b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period(c)					Life Upon Which Latest Statement of Operation is Computed
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired
Apache Mall	Rochester, MN	—	17,738	116,663	8,043	15,111	25,781	131,774	157,555	25,609	November, 2010	(d)
Augusta Mall	Augusta, GA	169,759	25,450	137,376	—	8,620	25,450	145,996	171,446	32,068	November, 2010	(d)
Baybrook Mall	Friendswood, TX	254,814	76,527	288,241	(1,091)	6,842	75,436	295,083	370,519	50,698	November, 2010	(d)
Beachwood Place	Beachwood, OH	219,500	59,156	196,205	1,355	21,769	60,511	217,974	278,485	32,952	November, 2010	(d)
Bellis Fair	Bellingham, WA	86,550	14,122	102,033	—	24,788	14,122	126,821	140,943	22,864	November, 2010	(d)
Boise Towne Square	Boise, ID	146,854	44,182	163,118	—	9,270	44,182	172,388	216,570	31,068	November, 2010	(d)
Brass Mill Center	Waterbury, CT	66,274	31,496	99,107	—	8,165	31,496	107,272	138,768	23,874	November, 2010	(d)
Coastland Center	Naples, FL	119,332	24,470	166,038	—	1,875	24,470	167,913	192,383	29,476	November, 2010	(d)
Columbia Mall	Columbia, MO	—	7,943	107,969	(154)	596	7,789	108,565	116,354	17,808	November, 2010	(d)
Columbiana Centre	Columbia, SC	123,927	22,178	125,061	—	3,236	22,178	128,297	150,475	23,157	November, 2010	(d)
Coral Ridge Mall	Coralville, IA	110,870	20,178	134,515	2,219	3,053	22,397	137,568	159,965	25,853	November, 2010	(d)
Coronado Center	Albuquerque, NM	189,520	28,312	153,526	4,545	47,280	32,857	200,806	233,663	38,219	November, 2010	(d)
Crossroads Center	St. Cloud, MN	99,102	15,499	103,077	—	6,685	15,499	109,762	125,261	18,479	November, 2010	(d)
Cumberland Mall	Atlanta, GA	159,769	36,913	138,795	(309)	13,352	36,604	152,147	188,751	28,945	November, 2010	(d)
Deerbrook Mall	Humble, TX	140,539	36,761	133,448	—	16,123	36,761	149,571	186,332	23,552	November, 2010	(d)
Eastridge Mall	Casper, WY	43,105	5,484	36,756	—	8,370	5,484	45,126	50,610	13,058	November, 2010	(d)
Fashion Place	Murray, UT	226,325	24,068	232,456	2,079	38,930	26,147	271,386	297,533	44,419	November, 2010	(d)
Four Seasons Town Centre	Greensboro, NC	74,325	17,259	126,570	—	6,246	17,259	132,816	150,075	33,997	November, 2010	(d)
Fox River Mall	Appleton, WI	171,923	42,259	217,932	—	2,239	42,259	220,171	262,430	36,309	November, 2010	(d)
Glenbrook Square	Fort Wayne, IN	161,731	30,965	147,002	2,444	15,555	33,409	162,557	195,966	28,381	November, 2010	(d)
Governor’s Square	Tallahassee, FL	69,307	18,289	123,088	—	10,781	18,289	133,869	152,158	36,206	November, 2010	(d)
Grand Teton Mall	Idaho Falls, ID	45,259	13,066	59,658	(1,026)	(4,462)	12,040	55,196	67,236	10,603	November, 2010	(d)
Greenwood Mall	Bowling Green, KY	62,864	12,459	85,370	(330)	639	12,129	86,009	98,138	20,079	November, 2010	(d)
Hulen Mall	Fort Worth, TX	122,821	8,665	112,252	—	23,546	8,665	135,798	144,463	21,897	November, 2010	(d)
Jordan Creek Town Center	West Des Moines, IA	209,087	54,663	262,608	(226)	1,244	54,437	263,852	318,289	43,863	November, 2010	(d)
Lakeside Mall	Sterling Heights, MI	144,451	36,993	130,460	(15,366)	(66,866)	21,627	63,594	85,221	780	November, 2010	(d)
Lynnhaven Mall	Virginia Beach, VA	234,482	54,628	219,013	(90)	53,302	54,538	272,315	326,853	45,128	November, 2010	(d)
Mall of Louisiana	Baton Rouge, LA	—	88,742	319,097	—	6,599	88,742	325,696	414,438	53,430	November, 2010	(d)
Mall St. Matthews	Louisville, KY	184,482	42,014	155,809	(6,522)	13,178	35,492	168,987	204,479	29,656	November, 2010	(d)
Market Place Shopping Center	Champaign, IL	112,905	21,611	111,515	—	27,193	21,611	138,708	160,319	24,584	November, 2010	(d)
Mayfair Mall	Wauwatosa, WI	346,452	84,473	352,140	(1,950)	41,682	82,523	393,822	476,345	60,926	November, 2010	(d)
Meadows Mall	Las Vegas, NV	150,557	30,275	136,846	—	1,596	30,275	138,442	168,717	23,151	November, 2010	(d)
Mondawmin Mall	Baltimore, MD	84,880	19,707	63,348	—	22,789	19,707	86,137	105,844	17,953	November, 2010	(d)
North Point Mall	San Antonio, TX	249,631	57,900	228,517	—	10,081	57,900	238,598	296,498	46,055	November, 2010	(d)
North Star Mall	Northridge, CA	312,333	91,135	392,422	—	10,800	91,135	403,222	494,357	63,780	November, 2010	(d)
Northridge Fashion Center	Alpharetta, GA	228,724	66,774	238,023	—	32,482	66,774	270,505	337,279	44,731	November, 2010	(d)
NorthTown Mall	Spokane, WA	86,210	12,310	108,857	—	26,233	12,310	135,090	147,400	20,990	November, 2010	(d)

GGP INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2016
(Dollars in thousands)

			Acquisition Cost(b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period(c)					Life Upon Which Latest Statement of Operation is Computed
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired
Oak View Mall	Omaha, NE	77,644	20,390	107,216	—	(916)	20,390	106,300	126,690	16,540	November, 2010	(d)
Oakwood Center	Gretna, LA	86,475	21,105	74,228	—	24,481	21,105	98,709	119,814	19,434	November, 2010	(d)
Oakwood Mall	Eau Claire, WI	70,692	13,786	92,114	204	5,098	13,990	97,212	111,202	17,531	November, 2010	(d)
Oglethorpe Mall	Savannah, GA	149,773	27,075	157,100	—	1,223	27,075	158,323	185,398	25,638	November, 2010	(d)
Oxmoor Center	Louisville, KY	87,186	—	117,814	—	11,585	—	129,399	129,399	22,861	November, 2010	(d)
Paramus Park	Paramus, NJ	119,515	31,320	102,054	—	6,783	31,320	108,837	140,157	20,466	November, 2010	(d)
Park City Center	Lancaster, PA	180,831	42,451	195,409	—	2,251	42,451	197,660	240,111	31,052	November, 2010	(d)
Park Place	Tucson, AZ	182,865	61,907	236,019	—	6,726	61,907	242,745	304,652	38,396	November, 2010	(d)
Peachtree Mall	Columbus, GA	78,974	13,855	92,143	942	4,772	14,797	96,915	111,712	16,030	November, 2010	(d)
Pecanland Mall	Monroe, LA	86,997	12,943	73,231	—	10,179	12,943	83,410	96,353	16,976	November, 2010	(d)
Pembroke Lakes Mall	Pembroke Pines, FL	259,115	64,883	254,910	—	(9,318)	64,883	245,592	310,475	40,637	November, 2010	(d)
Pioneer Place	Portland, OR	126,621	—	97,096	—	17,471	—	114,567	114,567	17,180	November, 2010	(d)
Prince Kuhio Plaza	Hilo, HI	42,098	—	52,373	—	11,323	—	63,696	63,696	16,929	November, 2010	(d)
Providence Place	Providence, RI	385,969	—	400,893	—	56,166	—	457,059	457,059	66,855	November, 2010	(d)
Quail Springs Mall	Oklahoma City, OK	67,120	40,523	149,571	—	7,939	40,523	157,510	198,033	21,657	June, 2013	(d)
Red Cliffs Mall	St. George, UT	31,073	6,811	33,930	—	529	6,811	34,459	41,270	10,373	November, 2010	(d)
Ridgedale Center	Minnetonka, MN	—	39,495	151,090	(4,089)	87,946	35,406	239,036	274,442	29,425	November, 2010	(d)
Riverchase Galleria	Birmingham, AL	220,665	53,423	271,508	—	—	53,423	271,508	324,931	57,952	November, 2016	(d)
River Hills Mall	Mankato, MN	70,733	16,207	85,608	—	6,325	16,207	91,933	108,140	15,414	November, 2010	(d)
Rivertown Crossings	Grandville, MI	155,287	47,790	181,770	(504)	5,114	47,286	186,884	234,170	31,736	November, 2010	(d)
Sooner Mall	Norman, OK	71,604	9,902	69,570	—	2,757	9,902	72,327	82,229	13,245	November, 2010	(d)
Spokane Valley Mall	Spokane, WA	58,127	16,817	100,209	—	(8,216)	16,817	91,992	108,809	19,237	November, 2010	(d)
Staten Island Mall	Staten Island, NY	252,664	102,227	375,612	—	(3,908)	102,227	371,704	473,931	60,428	November, 2010	(d)
Stonestown Galleria	San Francisco, CA	179,793	65,962	203,043	(1,686)	31,875	64,276	234,918	299,194	32,732	November, 2010	(d)
The Crossroads	Portage, MI	94,846	20,261	95,463	1,110	4,523	21,371	99,986	121,357	15,410	November, 2010	(d)
The Gallery at Harborplace	Baltimore, MD	79,455	15,930	112,117	—	9,170	15,930	121,287	137,217	25,192	November, 2010	(d)
The Maine Mall	South Portland, ME	234,649	36,205	238,067	(1,909)	8,394	34,296	246,461	280,757	40,536	November, 2010	(d)
The Mall in Columbia	Columbia, MD	341,086	124,540	479,171	—	25,155	124,540	504,326	628,866	80,027	November, 2010	(d)
The Oaks Mall	Gainesville, FL	129,191	21,954	173,353	—	(1,792)	21,954	171,561	193,515	25,586	April, 2012	(d)
The Parks at Arlington	Arlington, TX	252,317	19,807	299,708	49	19,691	19,856	319,399	339,255	56,615	November, 2010	(d)
The Shoppes at Buckland	Manchester, CT	120,415	35,180	146,474	(280)	7,470	34,900	153,944	188,844	24,659	November, 2010	(d)
The Shops at Fallen Timbers	Maumee, OH	21,014	3,785	31,771	(535)	(1,721)	3,250	30,050	33,300	11,117	November, 2010	(d)
The Shops at La Cantera	San Antonio, TX	349,275	80,016	350,737	—	25,296	80,016	376,032	456,048	68,816	November, 2010	(d)
The Streets at SouthPoint	Durham, NC	248,150	66,045	242,189	—	125	66,045	242,314	308,359	42,503	November, 2010	(d)
The Woodlands Mall	The Woodlands, TX	245,245	84,889	349,315	2,315	39,644	87,204	388,959	476,163	61,971	November, 2010	(d)
Town East Mall	Mesquite, TX	159,898	9,928	168,555	—	6,135	9,928	174,690	184,618	29,547	November, 2010	(d)
Tucson Mall	Tucson, AZ	245,539	2,071	193,815	—	77,525	2,071	271,340	273,411	44,048	November, 2010	(d)

GGP INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2016
(Dollars in thousands)

			Acquisition Cost(b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period(c)					Life Upon Which Latest Statement of Operation is Computed
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired
Tysons Galleria	McLean, VA	305,972	90,317	351,005	(105)	9,920	90,212	360,925	451,137	54,207	November, 2010	(d)
Valley Plaza Mall	Bakersfield, CA	239,793	38,964	211,930	—	1,134	38,964	213,064	252,028	35,868	November, 2010	(d)
Visalia Mall	Visalia, CA	73,936	11,912	80,185	—	2,375	11,912	82,560	94,472	13,449	November, 2010	(d)
Westlake Center	Seattle, WA	46,152	19,055	129,295	(14,819)	(78,954)	4,236	50,341	54,577	10,749	November, 2010	(d)
Westroads Mall	Omaha, NE	145,978	32,776	184,253	—	34,002	32,776	218,255	251,031	34,383	April, 2012	(d)
White Marsh Mall	Baltimore, MD	189,754	43,880	177,194	4,125	6,113	48,005	183,307	231,312	29,051	November, 2010	(d)
Willowbrook	Wayne, NJ	359,410	110,660	419,822	—	24,665	110,660	444,487	555,147	73,655	November, 2010	(d)
Woodbridge Center	Woodbridge, NJ	249,408	67,825	242,744	—	28,357	67,825	271,101	338,926	73,463	November, 2010	(d)
Office, other and construction in progress (e)		254,648	100,106	361,250	47,936	611,032	148,044	972,281	1,120,325	83,112	Various	(d)
	Total	$12,636,616	$3,039,642	$14,737,835	$26,375	$1,605,366	$3,066,019	$16,343,198	$19,409,217	$2,737,286
_________________________________________________________

(a)	See description of mortgages, notes and other loans payable in Note 7 of Notes to Consolidated Financial Statements. Includes $1.4 billion cross-collateralized loan.

(b)Acquisition for individual properties represents historical cost at the end of the month acquired.

(c)The aggregate cost of land, buildings and improvements of consolidated properties for federal income tax purposes is approximately $15.4 billion.

(d)Depreciation is computed based upon the following estimated useful lives:

Years
Buildings and improvements	10 - 45
Equipment and fixtures	3 - 20
Tenant improvements	Shorter of useful life or applicable lease term

(e)Office and other retail properties.

GGP INC.

NOTES TO SCHEDULE III

(Dollars in thousands)

Reconciliation of Real Estate

	2016	2015	2014
(In thousands)
Balance at beginning of period	$20,285,046	$22,977,310	$22,998,275
Additions	958,651	765,960	703,227
Impairments	(130,619)	—	(5,278)
Dispositions, transfers and write-offs	(1,703,861)	(3,458,224)	(718,914)
Balance at end of period	$19,409,217	$20,285,046	$22,977,310

Reconciliation of Accumulated Depreciation

	2016	2015	2014
(In thousands)
Balance at beginning of period	$2,452,127	$2,280,845	$1,884,861
Depreciation expense	620,540	607,192	685,006
Dispositions, transfers and write-offs	(335,381)	(435,910)	(289,022)
Balance at end of period	$2,737,286	$2,452,127	$2,280,845