Form 20-F
period 2017-12-31
Brookfield Property Partners L.P.
filed 2018-03-09
CIK 1545772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
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

(Address of principal executive office)

Bryan K. Davis
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda
Tel: +441-294-3309

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Limited Partnership Units Limited Partnership Units	Nasdaq Stock Market Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 254,989,192 Limited Partnership Units as of December 31, 2017.

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

Yes ☒	No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

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

•
all information on financial results is presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, other than certain non-IFRS financial measures which are defined under “Use of Non-IFRS Measures” below.

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

•
“commercial property” or “commercial properties” are to commercial and other real property that generates or has the potential to generate income, including office, retail, multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets, but does not include, among other things, residential land development, home building, construction, real estate advisory and other similar operations or services;

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

•	“GGP” are to GGP Inc.;

•	“Holding Entities” are to the primary holding subsidiaries of the Property Partnership, from time to time, through which it indirectly holds all of our interests in our operating entities;

•	“our limited partnership agreement” are to the second amended and restated limited partnership agreement of our company;

•
“Master Services Agreement” are to the amended and restated master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield Asset Management who are parties thereto;

•
“operating entities” are to the entities in which the Holding Entities hold interests and that directly or indirectly hold our real estate assets or that perform real estate management services for our real estate assets other than entities in which the Holding Entities hold interests for investment purposes only of less than 5% of the equity securities;

•	“our portfolio” are to the commercial property assets in our Core Office, Core Retail and Opportunistic segments, as applicable;

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

Financial Information

The financial information contained in this Form 20-F is presented in U.S. Dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. Amounts in “$” are to U.S. Dollars and amounts in Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Use of Non-IFRS Measures

To measure our performance against targets, we focus on net operating income, or NOI, same-property NOI, funds from operations, or FFO, Company FFO, fair value changes, net income attributable to Unitholders and equity attributable to Unitholders. These performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•
NOI: revenues from our commercial properties operations less direct commercial property expenses, or Commercial property NOI, and revenues from our hospitality operations less direct hospitality expenses, or Hospitality NOI.

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

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest and the FFO that would have been attributable to the partnership’s shares of GGP if all outstanding warrants of GGP were exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter of 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership's settlement of the warrants on such basis which occurred in the fourth quarter of 2017.

•
Fair value changes: includes the increase or decrease in the value of investment properties, as well as our proportionate share of the increase or decrease in the value of investment property held within our unconsolidated partnerships and joint ventures and associates, that is reflected in the consolidated statements of income.

•	Net Income Attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

•	Equity Attributable to Unitholders: equity attributable to holders of our GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

NOI is a key indicator of our ability to impact operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and items not of a recurring nature, which for the historical periods presented consist primarily of lease termination income.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts, or NAREIT, definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts, or REITs. These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income as we believe net income is the most comparable measure. We do not use FFO as a measure of cash flow generated from operating activities.

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

Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. In calculating Net income attributable to Unitholders per unit and Equity attributable to Unitholders per unit, the partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings.

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

Under Item 5.A. “Operating and Financial Review and Prospects - Operating Results - Financial Statements Analysis - Review of Consolidated Results - Reconciliation of Non-IFRS Measures”, we provide a reconciliation to net income (loss) for the periods presented. We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

The following tables present selected financial data for our company as of and for the periods indicated:

	Years ended Dec. 31,
(US$ Millions, except per unit information)	2017	2016	2015	2014	2013(3)
Total revenue	$6,135	$5,352	$4,853	$4,473	$4,287
Net income	2,468	2,717	3,766	4,420	1,763
Net income attributable to LP units	136	660	1,064	1,154	118
Net income attributable to GP Units	—	—	1	1	—
Net income attributable to Brookfield Asset Management	—	—	—	—	232
Net income per LP Unit(1)	0.48	2.30	3.72	5.59	1.41
Distributions per LP Unit	1.18	1.12	1.06	1.00	0.63
FFO(2)	873	895	710	714	582

(1)	Net income per LP Unit has been presented effective for the period from the date of the Spin-off on April 15, 2013, as this is the date of legal entitlement of earnings to the LP Units.

(2)
FFO is a non-IFRS measure. See “Introduction and Use of Certain Terms - Use of Non-IFRS Measures” and Item 5.A, “Operating Results - Financial Statements Analysis - Review of Consolidated Financial Results”.

(3)	For periods prior to April 15, 2013, the date of the Spin-off, the financial information reflected is that of Brookfield Asset Management’s commercial property operations.

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2013(2)
Investment properties	$51,357	$48,784	$41,599	$41,141	$34,153
Equity accounted investments	19,761	16,844	17,638	10,356	9,281
Total assets	84,347	78,127	71,866	65,575	52,446
Debt obligations	36,884	33,519	30,526	27,006	21,640
Capital securities	4,165	4,171	4,031	4,011	2,369
Total equity	35,124	34,161	30,933	28,299	24,990
Equity attributable to Unitholders(1)	22,186	22,358	21,958	20,208	13,624

(1)
As at December 31, 2017, 2016, 2015 and 2014, refers to holders of our units, GP Units, Redemption-Exchange Units, Special LP Units and Exchange LP Units. As of December 31, 2013, refers to holders of our units, GP units, Redemption-Exchange Units and Special LP Units.

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

In addition, Brookfield holds $1.25 billion of redeemable preferred shares of Brookfield BPY Holdings Inc., or CanHoldco, one of our Holding Entities. We have agreed to use our commercially reasonable efforts to, as soon as reasonably practical, subject to any restrictions in our credit facilities, issue debt or equity securities or borrow money from one or more financial institutions or other lenders, on terms reasonably acceptable to us, in an aggregate amount sufficient to fund the redemption of $500 million of these preferred shares. The terms of any such financing may be less favorable to us than the terms of the preferred shares.

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

We do not have control of certain of our operating entities, including GGP and certain businesses in the opportunistic funds that we are invested in. Our interests in those entities subject us to the operating and financial risks of their businesses, the risk that the relevant company may make business, financial or management decisions that we do not agree with, and the risk that we may have differing objectives than the entities in which we have interests. Because we do not have the ability to exercise control over those entities, we may not be able to realize some or all of the benefits that we expect to realize from those entities. For example, we may not be able to cause such operating entities to make distributions to us in the amount or at the time that we need or want such distributions. In addition, we rely on the internal controls and financial reporting controls of the companies in which we invest and the failure of such companies to maintain effective controls or comply with applicable standards may adversely affect us. Although we have recently made a non-binding proposal to acquire all of the outstanding shares of GGP not owned by us, we cannot provide any assurance that this transaction will be completed on the terms contemplated, or at all.

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

As an owner of real property, we are subject to various laws relating to environmental matters. We could be liable under these laws for the costs of removal and remediation of certain hazardous substances or wastes present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and reduce cash available for our business which could have an adverse effect on our business, financial condition and results of operations. The failure to remove or remediate such substances could adversely affect our ability to sell our properties or our ability to borrow using real estate as collateral and could potentially result in claims or other proceedings against us, which could have an adverse effect on our business, financial condition and results of operations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operations.

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

Our company intends to make quarterly cash distributions of approximately $1.26 per unit on an annualized basis. However, despite our projections, there can be no assurance that we will be able to make such distributions or meet our target growth rate range of 5% to 8% annually.

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

Our company is a “foreign private issuer” under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the Nasdaq Stock Market, or Nasdaq.

Although our company is subject to the periodic reporting requirement of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States and our company is exempt from certain other sections of the Exchange Act that U.S. domestic registrants would otherwise be subject to, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our company are not obligated to file reports under Section 16 of the Exchange Act and certain of the governance rules imposed by the Nasdaq are inapplicable to our company.

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

The BPY General Partner may transfer its general partnership interest in our company to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets. Furthermore, at any time, the sole shareholder of the BPY General Partner may sell or transfer all or part of its shares in the BPY General Partner. Unitholder consent will not be sought in either case. If a new owner were to acquire ownership of the BPY General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management, our distributions and the types of acquisitions that we make. Such changes could result in our company’s capital being used to make acquisitions in which Brookfield has no involvement or that are substantially different from our targeted acquisitions. Additionally, we cannot predict with any certainty the effect that any transfer in the ownership of the BPY General Partner would have on the trading price of our units or our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regards to us. As a result, the future of our company would be uncertain and our financial condition and results of operations may suffer.

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

The BPY General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions that would have the effect of increasing distributions and fees payable to it, which may be to the detriment of our company and our unitholders. For example, because the equity enhancement distribution is calculated based on our company’s total capitalization, it may create an incentive for Brookfield to increase or maintain our company’s total capitalization over the near-term when other actions may be more favorable to our company or our unitholders. Similarly, Brookfield may take actions to increase our distributions in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to our company or our unitholders. Also, through Brookfield’s ownership of our units and the Redemption-Exchange Units of the Property Partnership, it has an effective economic interest in our business of approximately 69% as of the date of this Form 20-F and therefore may be incented to increase distributions payable to our unitholders and thereby to Brookfield. Finally, the management fee is payable to the Service Providers, which are controlled by Brookfield, irrespective of our actual performance.

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

The BPY General Partner may be unable to terminate our Master Services Agreement.

Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) any of the Service Providers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to such Service Provider; (ii) any of the Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) any of the Service Providers is grossly negligent in the performance of its obligations under the Master Services Agreement and such gross negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of each of the Service Providers. In addition, because the BPY General Partner is a wholly-owned subsidiary of Brookfield Asset Management, it would have a conflict of interest in deciding whether to terminate our Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the BPY General Partner is unable to terminate our Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of our Master Services Agreement would terminate our company’s rights under the Relationship Agreement. See “Relationship Agreement” under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield”.

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

The market price of our units may fluctuate significantly and you could lose all or part of the value of your units. Factors that may cause the price of our units to vary include:

•	changes in our financial performance and prospects, or in the financial performance and prospects of companies engaged in businesses that are similar to us;

•	public announcements about our business, including our development projects, pending investments and significant transactions, our significant tenants and properties or any negative publicity;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to us;

•	sales of our units by our unitholders, including by Brookfield and/or other significant holders of our units;

•	general economic trends and other external factors, including those resulting from actual or threatened acts of war, incidents of terrorism or responses to such events;

•	speculation in the press or investment community regarding us or factors or events that may directly or indirectly affect us;

•	our access to capital or other funding sources and our ability to raise capital on favorable terms; and

•	a loss of any major funding source.

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

Our company’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and we cannot assure our unitholders that we will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.

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

Based on our organizational structure, as well as our expected income and assets, the BPY General Partner currently believes that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our company were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E. “Taxation - U.S. Tax Considerations”) generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. Under the Tax Cuts and Jobs Act (as defined below), if, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. See Item 10.E. “Taxation - U.S. Tax Considerations - Consequences to Non-U.S. Holders”.

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

Upon the sale of our units, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and such holder’s adjusted tax basis in such units. Prior distributions to a U.S. Holder in excess of the total net taxable income allocated to such holder will have decreased such unitholder’s tax basis in our units. Therefore, such excess distributions will increase a U.S. Holder’s taxable gain or decrease such holder’s taxable loss when our units are sold, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such U.S. Holder.

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

The effect of comprehensive U.S. tax reform legislation on our company and unitholders, whether adverse or favorable, is uncertain.

On December 22, 2017, the U.S. president signed into law H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018”, or, informally, the Tax Cuts and Jobs Act. Among a number of significant changes to the U.S. federal income tax laws, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a modified territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on our company, the Property Partnership, the Holding Entities, the operating entities, and unitholders, whether adverse or favorable, is uncertain, and may not become evident for some period of time. Unitholders are urged to consult their own tax advisers regarding the implications of the Tax Cuts and Jobs Act for an investment in our units.

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

Non-resident limited partners who dispose of “taxable Canadian property”, other than “excluded property” and certain other property described in subsection 116(5.2) of the Tax Act (or who are considered to have disposed of such property on the disposition of such property by our company or the Property Partnership) are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the non-resident limited partner is required to report certain particulars relating to the transaction to CRA not later than 10 days after the disposition occurs. Our units are not expected to be “taxable Canadian property” and neither our company nor the Property Partnership is expected to dispose of property that is “taxable Canadian property” but no assurance can be given in this regard.

Payments of dividends or interest (other than interest not subject to Canadian federal withholding tax) by residents of Canada to the Property Partnership will be subject to Canadian federal withholding tax and we may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our unitholders.

Our company and the Property Partnership will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, we expect the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980), or the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

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

Provided that our units are listed on a “designated stock exchange” (which currently includes the Nasdaq and the Toronto Stock Exchange, or the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan, or RRSP, deferred profit sharing plan, registered retirement income fund, or RRIF, registered education savings plan, or RESP, registered disability savings plan, or RDSP and a tax-free savings account, or TFSA. However, there can be no assurance that our units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments”, as defined in the Tax Act, by a RRSP, RRIF, TFSA, RDSP or RESP.

Generally, our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of the RESP, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest” as defined in the Tax Act for purposes of the prohibited investment rules, in our company. Unitholders who will hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

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

Our company was established by Brookfield Asset Management as its flagship public commercial property entity and the primary vehicle through which it invests in real estate on a global basis. Our company is a diversified global real estate company that owns, operates and invests in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Our partnership’s limited partnership units are listed on the Nasdaq and the TSX under the symbols “BPY” and “BPY.UN”, respectively.

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

Recent Developments

In the first quarter of 2017, our partnership, through a Brookfield real estate opportunity fund, acquired a portfolio of manufactured housing communities across the U.S. for consideration of approximately $768 million.

In the first quarter of 2017, our partnership, through a Brookfield real estate opportunity fund, also acquired a portfolio of office properties across the U.S. for consideration of approximately $214 million.

In the first quarter of 2017, we sold a 50% interest in the Principal Place - Commercial development for £346 million ($429 million).

In the second quarter of 2017, we sold our investment in 245 Park Avenue in Midtown New York for net proceeds of approximately $680 million.

In the second quarter of 2017, we redeemed all of the outstanding public units of Brookfield Canada Office Properties, or BOX, not held by us for C$32.50 per unit, or approximately C$516 million ($384 million).

In the second quarter of 2017, our partnership, through a Brookfield real estate opportunity fund, acquired an additional portfolio of student housing properties in the United Kingdom for £299 million ($385 million).

In the third quarter of 2017, we sold 20 Canada Square in London for approximately £410 million ($537 million).

In the fourth quarter of 2017, we exercised all of our outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million. The exercise resulted in our acquisition of an additional 68 million common shares of GGP, increasing our ownership from 29% to 34%. We also made a non-binding proposal to acquire all of the outstanding shares of GGP not owned by us for consideration of $23.00 per share, half in cash and half in our units, for approximately $14.8 billion in total.

In the fourth quarter of 2017, our partnership, through a Brookfield real estate opportunity fund, sold an industrial portfolio in Europe for approximately €$2.4 billion ($2.8 billion).

In the fourth quarter of 2017, our partnership, through a Brookfield real estate opportunity fund, acquired a portfolio of office assets in Mumbai for consideration of Rs6,623 million ($102 million), a mixed-use complex in Houston for consideration of $819 million, a hotel property in Toronto for consideration of C$335 million ($270 million), and two office assets in San Jose, California for consideration of $127 million.

In the fourth quarter of 2017, we sold a 49% interest in One Liberty Plaza in New York for approximately $742 million.

In the first quarter of 2018, our partnership, through a Brookfield real estate opportunity fund, acquired a portfolio of 16 student housing properties in the United Kingdom, a portfolio of 105 economy-focused extended stay hotels in the U.S., and a United Kingdom based owner and operator of serviced apartments.

In the first quarter of 2018, we sold a 50% interest in Bay Adelaide East and Bay Adelaide West in Toronto for approximately C$850 million ($660 million).

4.B.      BUSINESS OVERVIEW

Overview of our Business

Our partnership is Brookfield Asset Management’s flagship public commercial property entity and the primary vehicle through which it invests in real estate on a global basis. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. Our goal is to be a leading global owner and operator of real estate, providing investors with a diversified exposure to some of the most iconic properties in the world and to acquire high-quality assets at a discount to replacement cost or intrinsic value. With approximately 17,000 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms across our three reporting segments:

•	Core Office segment, which includes our 100% common equity interest in Brookfield Office Properties Inc., or BPO, and our 50% interest in Canary Wharf Group plc, or Canary Wharf;

•	Core Retail segment, which includes our 34% interest in GGP; and

•	Opportunistic segment through investments in Brookfield-sponsored real estate funds.

Through these segments, we have amassed a portfolio of premier properties and development sites around the globe, including:

•
147 office properties totaling over 100 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin;

•	Office and urban multifamily development sites that enable the construction of approximately 30 million square feet of new properties;

•	125 regional malls and urban retail properties containing over 122 million square feet in the United States;

•	139 opportunistic office properties comprising approximately 43 million square feet of office space in the United States, United Kingdom, Brazil and Asia;

•	Approximately 29 million square feet of opportunistic retail space across 45 properties throughout the United States and in select Brazilian markets;

•
Over 31 million square feet of industrial space across 112 properties, primarily consisting of modern logistics assets in North America, with an additional 7 million square feet currently under construction;

•	Over 26,200 multifamily units across 88 properties throughout the United States;

•	Twenty hospitality assets with over 15,200 rooms across North America, Europe and Australia;

•	326 properties that are leased to automotive dealerships across North America on a triple net lease basis;

•	206 self-storage facilities comprising over 15 million square feet throughout the United States;

•	Twenty-nine student housing properties with over 11,000 beds in the United Kingdom; and

•	136 manufactured housing communities with over 32,400 sites across the United States.

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

•
Global Scale. With approximately 17,000 employees involved in Brookfield’s real estate business globally, we have operating entities with scale in each of our targeted sectors and geographies. With the real-time information that we receive regarding market conditions and opportunities, we are well-positioned to opportunistically originate transactions that offer the highest risk-adjusted returns.

•
Sector and Geographic Diversification. With a portfolio of assets in the office, retail, multifamily, industrial, hospitality, triple net lease, self-storage, student housing and manufactured housing asset classes located primarily in North America, Europe and Australia, with a growing presence in Brazil and Asia, we have diversified cash flows that increase stability and over time should lower our cost of capital. As a result of this diversity, combined with Brookfield’s sponsorship and its strong institutional relationships, we believe that we should have access to capital across market cycles. This should enable us to take advantage of attractive opportunities as they arise.

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

•
Strong Organic Cash Flow Growth. As a result of escalation provisions in a majority of our leases, the mark-to-market of rents as long-term leases expire and our ability to increase occupancy/permanent occupancy primarily in our Core Office and Core Retail sectors, we have a strong foundation for organic cash flow growth. We will have flexibility to utilize this incremental cash flow to increase our distribution to our unitholders or fund other growth initiatives.

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

Operating Entities

Our business is organized in three operating sectors - Core Office, Core Retail and Opportunistic. The capital invested in these operating entities is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; participation in private equity funds and consortiums; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

(1)	Represents assets and equity attributable to Unitholders related to our operating segments and excludes corporate assets and obligations.

Core Office

We are a global leader in the ownership, operation and development of premier office properties. Our Core Office holdings primarily consist of BPO, of which we own 100% of its common equity, and our 50% interest in Canary Wharf. Our Core Office business consists of 147 properties comprising over 100 million square feet under management and approximately 30 million square feet of development potential. Our properties are primarily located in commercial business districts in some of the world’s leading cities, including New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin.

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

Our Core Office portfolio occupancy stands at 92.6% leased at December 31, 2017 and reflects average in-place net rent of $35.63 compared to average market net rent of $39.48, allowing for 11% potential to capture on higher rents on the upcoming expiration of leases.

Another important characteristic of our Core Office portfolio is the strong credit quality of our tenants. We focus on tenant credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants in our Core Office portfolio by leased area and their respective credit ratings and lease commitments as at December 31, 2017.

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	8.7%
Barclays	London	BBB	2.5%
Morgan Stanley	NY/Toronto	A-	2.4%
Suncor Energy Inc.	Calgary/Houston/Sydney	BBB+	2.0%
CIBC World Markets(3)	Calgary/NY/Toronto	A+	1.8%
Bank of Montreal	Calgary/Toronto	A+	1.4%
Bank of America | Merrill Lynch	Various	A-	1.4%
Deloitte	Calgary/Houston/LA/Toronto	Not Rated	1.3%
Amazon	NY/London	BBB+	1.3%
Royal Bank of Canada	Various	A+	1.1%
Total			23.9%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Prior to considering partnership interests in partially-owned properties.

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

Another important strategy for our Core Office business is to sign long-term leases in order to mitigate risk, reduce our overall re-tenanting costs and ensure stable and sustainable cash flows. As at December 31, 2017, the average lease term of our Core Office business was 8.4 years, compared to 8.2 years at December 31, 2016. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration.

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

Our development pipeline is a significant component of value of our Core Office business, and we expect this pipeline to contribute significantly to earnings and provide attractive returns on capital upon stabilization. As at December 31, 2017, we held interests in centrally located development sites with total development potential of approximately 30 million square feet in the United States, Canada, Australia and Europe.

We classify our Core Office development sites into three categories: (i) active development, (ii) active planning and (iii) held for development. Of the approximately 30 million square feet in our office development pipeline, 10 million square feet are in the active development stage, 6 million square feet are in the active planning stage and 14 million square feet are held for future development. With all of our development sites, we proceed with construction when our risk adjusted return hurdles and preleasing targets have been met.

Core Retail

As at December 31, 2017, our Core Retail business is comprised of our 34% ownership interest in GGP. As at December 31, 2017, our Core Retail portfolio consisted of interests in 125 regional malls and urban retail properties containing over 122 million square feet in the United States.

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

In 2017 our retail properties reported an average of $587 in tenant sales per square foot. During this same period, the spread between the rent paid on expiring leases and the rent commencing under new leases on a suite-to-suite basis in our retail portfolio increased by 9.3%, demonstrating our strong same-property growth potential.

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

Opportunistic

Through investments in Brookfield-sponsored real estate funds created to earn attractive returns, we have interests in various real estate sectors around the globe including office, retail, multifamily, industrial, hospitality, triple net lease, self-storage, student housing and manufactured housing. Our ownership in these holdings ranges from 12% to 82%.

Opportunistic Office

Our Opportunistic office business consists of 139 opportunistic office properties comprising of approximately 43 million square feet of office space in the United States, United Kingdom, Brazil and Asia. Our Opportunistic office strategy is to acquire high-quality portfolios and/or in office properties at a discount to replacement cost or intrinsic value and execute strategies to increase occupancy and rental rates, expand on developments and achieve opportunistic returns through NOI growth and fair value appreciation.

Opportunistic Retail

Our Opportunistic retail business is comprised of approximately 29 million square feet of opportunistic retail space across 45 properties across the United States and in select Brazilian markets. Similar to our opportunistic office business, our strategy is to acquire high-quality portfolios and/or retail properties at a discount to replacement cost or intrinsic value and execute strategies to increase occupancy and rental rates, expand on developments and achieve opportunistic returns through NOI growth and fair value appreciation.

Industrial

Our industrial business consists of over 31 million square feet of industrial space across 112 properties, primarily consisting of modern logistics assets in North America, with an additional seven million square feet currently under construction and a land portfolio for the construction of 19 million square feet of warehouse space. Our industrial strategy is to acquire older generation logistics properties that we can redevelop into state-of-the-art product. We also seek to selectively develop projects in supply constrained markets that are critical to the global supply chain. We leverage our long track record of successfully entitling land in these markets and our global relationships with retailers and other logistics companies to negotiate anchor leases to support such projects.

Multifamily

Our multifamily business consists of 88 properties with over 26,200 multifamily units across the United States. The majority of these apartments are managed by Fairfield Residential Company LLC, or Fairfield, which is majority-owned by Brookfield Asset Management. Fairfield is a leading provider of acquisition, development, construction, renovation and property-management services. We aim to selectively develop properties in high growth, supply-constrained markets. We leverage our long track record of successfully entitling land for development of multifamily properties and managing construction in order to maximize returns. We also seek opportunities to redevelop well-located, older assets and earn an attractive return on this capital by raising rents, which are still a significant discount to new products.

Hospitality

Our hospitality business consists of interests in 20 hospitality assets with over 15,200 rooms across North America, Europe and Australia. Our strategy is to employ a disciplined approach to asset selection and target investments with significant value creation opportunities. We seek to invest in hotels and hospitality related ventures in which we can use our operational expertise to add value. These strategies include, but are not limited to, renovations, repositioning, rebranding, management modification, channel distribution management, expense control and creative capital structuring.

Triple Net Lease
Our triple net lease business consists of 326 properties that are leased to automotive dealerships across the United States and Canada on a triple net lease basis. Our triple net lease business is managed through Capital Automotive L.P., a company focused on providing highly tailored sale-leaseback capital to the automotive retail industry since 1997. Through custom tailored real estate finance, our strategy is to assist automotive dealer groups in growing their organizations, acquiring new locations, upgrading existing facilities, constructing new stores, and facilitating estate planning and partner buyouts.

Self-storage
Our self-storage business consists of 206 self-storage facilities comprising over 15 million square feet throughout the United States. Our self-storage business is managed through Simply Storage, a company focused on providing self-storage facilities since being founded in 2003. Through our investments into the business, our strategy is to assist in growing their organization, acquiring new locations, and upgrading existing properties in order to meet and exceed target projections.

Student Housing
Our student housing business consists of twenty-nine student housing properties with over 11,000 beds in the United Kingdom. Our student housing business operates in strong markets with highly ranked universities throughout the United Kingdom. Our strategy to grow this business through add-on acquisitions of properties, upgrading existing properties, and internalized facilities management and marketing.

Manufactured Housing
Our manufactured housing business consists of 136 manufactured housing communities with over 32,400 sites across the United States. Our strategy to grow this business through add-on acquisitions of properties, upgrading existing properties, and internalized facilities management and marketing.

Geographic Distribution
As of December 31, 2017, approximately 65% of our assets and 67% of our revenues originated from the United States with the remaining 35% of our assets and 33% of our revenues originating from Canada, Australia, United Kingdom, Europe, Brazil and Asia.

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

We established our initial distribution level and our targeted distribution growth rate based on projections of the amount of FFO that we will generate in the short to medium term. These projections reflected the in-place cash flow of all of our investments and our capital investment plans. In a number of our operating entities, we are retaining operating cash flow for reinvestment. As a result, we are required to finance, in the short term, payment of our distributions to our unitholders. To maintain our distributions at the current level, we have a number of alternatives available to us, including (a) using borrowings under our committed revolving credit facilities; (b) electing to accrue and/or waive distributions to be made in respect of the Redemption-Exchange Units that are held by Brookfield Asset Management in accordance with the Property Partnership’s limited partnership agreement; (c) paying off all or a portion of the fees owed to the Service Providers pursuant to the Master Services Agreement through the issuance of our units and/or Redemption-Exchange Units; (d) paying of any equity enhancement distributions to Property Special LP through the issuance of Redemption-Exchange Units; and (e) utilizing distributions of other operating entities from cash flow from operations, asset sales and/or refinancings. We are not a passive investor and we typically hold positions of control or significant influence over assets in which we invest, enabling us to influence distributions from those assets.

On February 8, 2018, the Board of Directors of the BPY General Partner increased the quarterly distribution on our units to $0.315 per unit (or $1.26 per unit on an annualized basis). Despite our projections and the alternative methods available to maintain our distribution level, there can be no assurance that we will be able to maintain an annual distribution of $1.26 per unit or meet our target growth rate. Based on amounts received in distributions from our operating entities and our projected operating cash flow from our direct investments, our proposed distributions are significantly greater than such amounts.

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

Competition and Marketing

The nature and extent of competition we face varies from property to property and business to business. Our direct competitors include other office, retail, multifamily, industrial, hospitality, triple net lease, self-storage, student housing and manufactured housing operating companies; public and private real estate companies and funds; commercial property developers and other owners of real estate that engage in similar businesses. In addition, we face competition in our retail business from alternatives to traditional mall shopping, particularly online shopping.

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

4.C.  ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart on the following page represents a simplified summary of our organizational structure as of December 31, 2017. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Asset Management holds units of our company have been omitted.

This chart should be read in conjunction with the explanation of our ownership and organizational structure on the following pages.

Brookfield Asset Management Inc. (Brookfield Asset Management) (Ontario)
LP Interest [1] 19.77%
Public
LP Interest [1] 80.18%
Brookfield Property Partners Limited (BPY General Partner) (Bermuda)
GP Interest 0.05%
Brookfield Property Partners L.P. (our company) (Bermuda)
GP Interest and LP Interest
Redeemable Preferred Shares ($1,250 million)
Redemption-Exchange Units [1] 62.5%
Managing GP Units 36.8%
Brookfield Property Special L.P. (Property Special LP) (Bermuda)
Special LP Units 0.7%
Brookfield Property L.P. (Property Partnership) (Bermuda)
Holding Entities [2]
GP Interest 99.9%
BPY Bermuda Holdings II Limited (Bermuda)
BPY Bermuda Holdings IA Ltd. (Bermuda)
Brookfield BPY Retail Holdings II Inc. (Ontario)
Brookfield BPY Holdings Inc. (Ontario)
BPY Bermuda IV Holdings LP (Delaware)
BPY Bermuda Holdings Limited (Bermuda)
BPY Bermuda Holdings IV Limited (Bermuda)
BPY Bermuda Holdings V Limited (Bermuda)
BPY Bermuda Holdings VI Limited (Bermuda)
Operating Entities [3]
Core Office
Brookfield Office Properties Inc. [4] 100%
Australia [5] 100%
Europe 100%
Canary Wharf Group plc [6] 50%
Brazil [7] 51%-67%
Core Retail
GGP Inc. [8] 34%
Opportunistic
Opportunistic Office [9] 22%-82%
Rouse Properties LLC 50%
Brazil Retail Fund 46%
Opportunistic Retail 26%
Industrial [9] 30%
Multifamily [9] 13%-61%
Hotels [9] 15%-66%
Triple Net Lease 29%
Self-storage 26%
Student Housing 26%
Manufactured Housing 26%
Finance Funds [10] 12%-18%

(1)
As of December 31, 2017, public holders own units of our company representing an 80% limited partnership interest in our company, and Brookfield owns the remaining units of our company, representing a 20% limited partnership interest in our company. Assuming the exchange of the Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism and the exchange of the issued and outstanding Exchange LP Units not held by us, Brookfield has a 69% interest in our company. On a fully-exchanged basis, public holders (excluding the Class A Preferred Unitholder) would own units of our company representing a 29% interest in our company, the Class A Preferred Unitholder would own units of our company representing a 7% interest in our company and Brookfield would own the remaining units of our company, representing a 62% interest in our company. Brookfield also has an approximately 62% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units. On a fully-exchanged basis, our company would directly own 99% of the limited partnership interests in the Property Partnership.

(2)
The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.25 billion of redeemable preferred shares of CanHoldco, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. In addition, on the Spin-off, Brookfield was issued $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities, $10 million of which were redeemed during the year ended December 31, 2016, which preferred shares are entitled to vote with the common shares of the applicable entity. Brookfield has an aggregate of 3% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of any of the other applicable entities. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

(3)
Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2017.

(4)	Our interest in BPO consists of 100% of its outstanding common shares and outstanding voting preferred shares as well as interests in certain series of its non-voting preferred shares.

(5)	Our Australian office business consists of our economic interest in certain of our Australian office properties not held through BPO.

(6)	Our interest in Canary Wharf is held through a joint venture owned 50% by our company and 50% by the Class A Preferred Unitholder, or the Canary JV.

(7)	Our Brazilian office business, includes 67% ownership of an office building in Rio de Janeiro, Brazil and our interest in an office building in the Faria Lima section of São Paulo, Brazil.

(8)	As at December 31, 2017, our interest in GGP consists of an interest in approximately 34% of the outstanding shares of common stock.

(9)	Our economic interest set forth above is reflected as a range because our Opportunistic investments are held through Brookfield-sponsored real estate funds in which we hold varying interests.

(10)	Our interest in one of our opportunistic real estate finance funds is owned by the Property Partnership.

The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating entities included in our organizational chart set out above under “- Organizational Chart”.

Name	Economic Interest(1)	Voting Interest(1)
Core Office
BPO(2)	100%	100%
Australia(3)	100%	—
Europe	100%	100%
Canary Wharf	50%	50%
Brazil	51% - 67%	51% - 67%
Core Retail
GGP(4)	34%	34%
Opportunistic
Opportunistic Office(5,6)	22% - 82%	—
Rouse	50%	33%
Brazil Retail Fund(5)	40%	—
Opportunistic Retail	26%	—
Industrial(5,6)	30% - 34%	—
Multifamily(5,6)	13% - 61%	—
Hospitality(5,6)	26% - 33%	—
Triple Net Lease(5,6)	29%	—
Self-storage(5,6)	26%	—
Student Housing(5,6)	26%	—
Manufactured Housing(5,6)	26%	—
Finance Funds(5,6)	12% - 18%	—

(1)	All interests are rounded to the nearest one percent and are calculated as at December 31, 2017.

(2)	Our interest in BPO consists of 100% of its outstanding common shares and outstanding voting preferred shares, as well as interests in certain series of its non-voting preferred shares.

(3)
Our Australian office business consists of our economic interest in certain of our Australian office properties not held through BPO. This economic interest is held in the form of participating loan agreements with Brookfield, which are hybrid instruments comprising an interest bearing note, a total return swap, and an option to acquire direct or indirect legal ownership in the properties. The participating loan interests provide the holding entities (or their wholly owned subsidiaries) with an economic interest in the results of operations and changes in fair value of the properties. Brookfield retains the legal title to the properties through a wholly-owned subsidiary that is not part of the business in order to preserve existing financing arrangements. We have control or significant influence over the properties via the participating loan interests. Accordingly, the assets, liabilities and results of the entities that have direct ownership of such properties are consolidated or accounted for under the equity method by the holding entities (or their wholly owned subsidiaries).

(4)	We control approximately 34% of the outstanding shares of common stock of GGP. In addition, we are entitled to appoint three directors to GGP’s board of directors.

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

Our Company

In connection with the Spin-off, we acquired from Brookfield Asset Management substantially all of its commercial property operations, including its office, retail, multifamily and industrial assets. We are Brookfield Asset Management’s flagship public commercial property entity and the primary vehicle through which it invests in real estate on a global basis. We are positioned to take advantage of Brookfield’s global presence, providing our unitholders with the opportunity to benefit from Brookfield’s operating experience, execution abilities and global relationships. As of December 31, 2017, Brookfield Asset Management has an effective economic interest in our business of approximately 69%.

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

Holding Entities

Our company indirectly holds its interests in our operating entities through the Holding Entities, most of which were formed in connection with the Spin-off. The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1.25 billion of redeemable preferred shares of one of our Holding Entities, CanHoldco, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. We have agreed to use our commercially reasonable efforts to, as soon as reasonably practical, subject to any restrictions in our credit facilities, issue debt or equity securities or borrow money from one or more financial institutions or other lenders, on terms reasonably acceptable to us, in an aggregate amount sufficient to fund the redemption of $500 million of the preferred shares. In addition, on the Spin-off, Brookfield was issued $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities. During the year ended December 31, 2016, the partnership redeemed $10 million of these preferred shares. See Item 7.B. “Major Shareholders and Related Party Transactions Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

Operating Sectors

Our business is organized in three sectors: Core Office, Core Retail and Opportunistic. The capital invested in these operating sectors is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; sponsorship and participation in private equity funds; and the ownership of shares in other public companies. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

4.D.  PROPERTY, PLANTS AND EQUIPMENT

See Item 4.B. “Information on the Company - Business Overview”, Item 4.C. “Information on the Company - Organizational Structure - Operating Entities”, Item 5.A. “Operating and Financial Review and Prospects” and Item 18 “Financial Statements”.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

OBJECTIVES AND FINANCIAL HIGHLIGHTS
INTRODUCTION

This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “ partnership”, “we”, “us”, or “our”) covers the financial position as of December 31, 2017 and 2016 and results of operations for the years ended December 31, 2017, 2016, and 2015. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as of December 31, 2017 and 2016 and each of the years ended December 31, 2017, 2016, and 2015 (the “Financial Statements”) and related notes contained elsewhere in this Form 20-F.

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

This MD&A includes financial data for the year ended December 31, 2017 and includes material information up to the date of this Form 20-F. Financial data have been prepared using accounting policies in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in China Xintiandi (“CXTD”). We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

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

OVERVIEW OF OUR BUSINESS
We are Brookfield Asset Management’s flagship public commercial property entity and the primary vehicle through which it invests in real estate on a global basis. We are a globally-diversified owner and operator of high-quality properties that typically generate stable and sustainable cash flows over the long term. Our goal is to be a leading global owner and operator of real estate, providing investors with a diversified exposure to some of the most iconic properties in the world and to acquire high-quality assets at a discount to replacement cost or intrinsic value. With approximately 17,000 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms across our three reporting segments:

•	Core Office segment, which includes our 100% common equity interest in Brookfield Office Properties Inc. (“BPO”) and our 50% interest in Canary Wharf Group plc (“Canary Wharf”);

•	Core Retail segment, which includes our 34% interest in GGP Inc. (“GGP”); and

•	Opportunistic segment through investments in Brookfield Asset Management-sponsored real estate funds.

Through these segments, we have amassed a portfolio of premier properties and development sites around the globe, including:

•
147 office properties totaling over 100 million square feet primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin;

•	Office and urban multifamily development sites that enable the construction of approximately 30 million square feet of new properties;

•	125 regional malls and urban retail properties containing over 122 million square feet in the United States;

•	139 opportunistic office properties comprising approximately 43 million square feet of office space in the United States, United Kingdom, Brazil and Asia;

•	Approximately 29 million square feet of opportunistic retail space across 45 properties throughout the United States and in select Brazilian markets;

•
Over 31 million square feet of industrial space across 112 properties, primarily consisting of modern logistics assets in North America, with an additional seven million square feet currently under construction;

•	Over 26,200 multifamily units across 88 properties throughout the United States;

•	Twenty hospitality assets with over 15,200 rooms across North America, Europe and Australia;

•	326 properties that are leased to automotive dealerships across North America on a triple net lease basis;

•	206 self-storage facilities comprising over 15 million square feet throughout the United States;

•	Twenty-nine student housing properties with over 11,000 beds in the United Kingdom; and

•	136 manufactured housing communities with over 32,400 sites across the United States.

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

To measure our performance against these targets, we focus on NOI, same-property NOI, funds from operations (“FFO”), Company FFO, fair value changes, net income attributable to Unitholders and equity attributable to Unitholders. These performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•
NOI: revenues from our commercial properties operations less direct commercial property expenses (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses (“Hospitality NOI”).

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

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest and the FFO that would have been attributable to the partnership’s shares of GGP if all outstanding warrants of GGP were exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter of 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership's settlement of the warrants on such basis which occurred in the fourth quarter of 2017.

•
Fair value changes: includes the increase or decrease in the value of investment properties, as well as our proportionate share of the increase or decrease in the value of investment property held within our unconsolidated partnerships and joint ventures and associates, that is reflected in the consolidated statements of income.

•	Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

NOI is a key indicator of our ability to impact operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI allows us to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance of investing activities and items not of a recurring nature, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 66.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income on page 67 as we believe net income is the most comparable measure. We do not use FFO as a measure of cash flow generated from operating activities.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile FFO to Company FFO on page 67.

Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. In calculating Net income attributable to Unitholders per unit and Equity attributable to Unitholders per unit, the partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. We reconcile Net income attributable to Unitholders to net income on page 66 and Equity attributable to Unitholders to total equity on page 67.

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

FAIR VALUE OF INVESTMENT AND HOSPITALITY PROPERTIES

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income as mentioned above. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors.

Substantially all our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office, retail and industrial assets are typically valued using a discounted cash flow methodology while our multifamily, triple net lease, self-storage, student housing and manufactured housing assets are typically valued under a direct capitalization methodology. Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our core real estate portfolio having a combined 94.6% occupancy level and an average seven year lease life. Valuation assumptions, such as discount rates and terminal value multiples, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. Capitalization rates are determined by our investment professionals based on market data from comparable transactions and third-party reports.

Hospitality properties are valued annually, at December 31, with increases in fair value generally recognized as revaluation surplus in the statement of comprehensive income, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income. Our hospitality properties are valued on an individual location basis using a depreciated replacement cost approach. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality properties represent the estimated fair value of the property, plant and equipment of the hospitality business only and do not include any associated intangible assets.

All our valuations are subject to various layers of review and controls as part of our financial reporting processes. These controls are part of our system of internal control over financial reporting that is assessed by management on an annual basis. Under the discounted cash flow model, the base cash flows are determined as part of our annual business planning process, prepared within each operating business and reviewed by the senior management teams responsible for each segment, along with senior investment professionals responsible for the relevant asset classes. Valuation assumptions such as discount rates and terminal capitalization rates are compared to market data, third party reports, research material and broker opinions as part of the review process.We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During 2017 for instance, we obtained external appraisals of 197 of our properties representing a gross property value of $47 billion (or 31% of the portfolio). These external appraisals were within 1% of management’s valuations. Additionally, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance for the years ended December 31, 2017, 2016, and 2015 and our financial position as of December 31, 2017, and 2016. Further details on our results from operations and our financial position are contained within the “Segment Performance” section on page 71.

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

Significant Transactions in 2017
During the year, we continued to recycle capital out of stable, mature Core Office assets and use the proceeds to invest in our opportunistic funds. Significant transactions during 2017 include the following:

•
During the first quarter of 2017, we acquired a portfolio of manufactured housing communities across the U.S. for consideration of approximately $768 million in our Opportunistic segment, including the assumption of debt.

•	We also acquired a portfolio of office properties across the U.S. for consideration of approximately $214 million in our Opportunistic segment in the first quarter of 2017.

•
In our Core Office segment, we sold a 50% interest in the Principal Place - Commercial development for £346 million ($429 million) and realized a gain of £164 million ($203 million). We retained joint control of the resulting joint venture and account for our remaining interest as an equity accounted investment.

•
During the second quarter of 2017, we entered into an amended management agreement with our co-investors in our Brazilian retail portfolio, Brookfield Brazil Retail Fundo de Investimento em Participações (“Brazil Retail”). As a result of the terms of the agreement, we now jointly control the portfolio with our co-investors. As such, we no longer consolidate this investment and account for our investment in Brazil Retail as an equity accounted investment.

•	In our Core Office segment, we sold our equity accounted investment in 245 Park Avenue in Midtown New York for net proceeds of approximately $680 million in the second quarter of 2017.

•
We redeemed all of the outstanding public units of Brookfield Canada Office Properties (“BOX”), not held by us for C$32.50 per unit, or approximately C$516 million ($384 million) in the second quarter of 2017.

•	In our Opportunistic segment, we acquired an additional portfolio of student housing properties in the United Kingdom for £299 million ($385 million) in the second quarter of 2017.

•
During the third quarter of 2017, in our Core Office segment, we sold 20 Canada Square in London for approximately £410 million ($537 million) and realized a gain of approximately £71 million ($93 million).

•
During the fourth quarter of 2017, in our Core Retail segment, we exercised all of our outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million of cash. The exercise resulted in our acquisition of an additional 68 million common shares of GGP, increasing our ownership from 29% to 34%.

•
In our Opportunistic segment, we sold an industrial portfolio in Europe for approximately €$2.4 billion ($2.8 billion) and a realized gain of approximately €1.0 billion ($1.2 billion) during the fourth quarter of 2017.

•
During the fourth quarter of 2017, in our Opportunistic segment, we acquired a portfolio of office assets in Mumbai for consideration of Rs6,623 million ($102 million), a mixed-use complex in Houston for consideration of $819 million, a hotel property in Toronto for consideration of C$335 million ($270 million), and two office assets in San Jose, California for consideration of $127 million.

•	In our Core Office segment, we sold a 49% interest in One Liberty Plaza in New York for approximately $742 million and a realized gain of $171 million during the fourth quarter of 2017.

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

•
In our Core Office segment, we sold World Square Retail in Sydney for A$285 million ($206 million) and a realized gain of A$147 million ($112 million) and Royal Centre in Vancouver for C$428 million ($312 million) and a realized gain of C$234 million ($171 million), in the first quarter of 2016.

•
During the second quarter of 2016, we acquired a portfolio of student housing properties in the United Kingdom for approximately £273 million ($397 million), the Vintage Estate hotel and specialty retail center in Napa Valley, CA for $197 million and an additional portfolio of self-storage facilities for consideration of $151 million in our Opportunistic segment.

•	In our Core Office segment, we sold One Shelley Street in Sydney for A$525 million ($398 million) for a realized gain of A$174 million ($132 million), in the third quarter of 2016.

•
In our Opportunistic segment, we sold a portfolio of hotel assets in Germany for net proceeds of approximately €240 million ($268 million) and a realized gain of €96 million ($107 million), in the third quarter of 2016.

•
In the fourth quarter of 2016, we acquired the International Finance Center Seoul (“IFC”), a 5.4 million square feet mixed-use complex (office, retail, hotel) for consideration of approximately ₩2,497 billion ($2,112 million) in our Opportunistic segment.

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

Significant Transactions in 2015
During the year, we were successful in expanding our Core Office segment through the acquisition of a further interest in Canary Wharf using proceeds raised at the end of 2014 through the issuance of preferred shares. In addition, we committed $2.3 billion of capital to the second Brookfield-sponsored real estate opportunity fund which had an active year executing transactions in various asset classes. Lastly, we fully repaid our acquisition facility used to help acquire the remaining common shares of BPO in 2014 using proceeds raised from the sale of interests in a number of our Core Office properties and development sites. The details of the significant transactions in 2015 are listed below:

•	In our Core Office segment, we, in conjunction with our joint venture partner QIA, acquired 100% of Canary Wharf (the “Canary Wharf Transaction”) in London, in the first quarter of 2015.

•
During the second quarter of 2015, we formed Brookfield D.C. Office Partners (“D.C. Fund”) within our Core Office segment, to which we contributed three directly held assets and interests in an additional six assets from our Washington, D.C. office portfolio. We retained a 40% economic interest in the D.C. Fund.

•	In our Opportunistic segment, we acquired an interest in Center Parcs Group (“Center Parcs UK”), which operates five short-break destinations across the United Kingdom, in the third quarter of 2015.

•
We acquired an interest in Associated Estates Realty Corp. (“Associated Estates”), a real estate investment trust focused on apartment communities across the U.S., in our Opportunistic segment in the third quarter of 2015.

•
During the fourth quarter of 2015, we disposed of a 44% interest in the Manhattan West development project in New York City to Qatar Investment Authority (“QIA”) in our Core Office segment, thereby reducing our exposure to development risk.

Summary of Operating Results

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Commercial property revenue	$4,192	$3,624	$3,216
Hospitality revenue	1,648	1,561	1,276
Investment and other revenue	295	167	361
Total revenue	6,135	5,352	4,853
Direct commercial property expense	1,617	1,394	1,281
Direct hospitality expense	1,079	1,036	902
Investment and other expense	138	1	135
Interest expense	1,967	1,681	1,528
Depreciation and amortization	275	240	180
General and administrative expense	614	569	559
Total expenses	5,690	4,921	4,585
Fair value gains, net	1,254	692	2,007
Share of net earnings from equity accounted investments	961	1,019	1,591
Income before income taxes	2,660	2,142	3,866
Income tax (benefit) expense	192	(575)	100
Net income	2,468	2,717	3,766
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	2,093	924	851
Net income attributable to Unitholders(1)	$375	$1,793	$2,915

NOI(1)	$3,144	$2,755	$2,309
FFO(1)	$873	$895	$710
Company FFO(1)	$1,017	$967	$839

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 56. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section starting on page 66.

Our basic and diluted net income per unit attributable to Unitholders and weighted average units outstanding are calculated as follows:

(US$ Millions, except per units information) Years ended Dec. 31,	2017	2016	2015
Net income attributable to Unitholders – basic(1)	$375	$1,793	$2,915
Dilutive effect of conversion of capital securities – corporate and options(2)	—	39	48
Net income attributable to Unitholders – diluted	375	1,832	2,963
Weighted average number of units outstanding – basic(1)	774.7	780.8	782.6
Conversion of capital securities – corporate and options(2)	1.2	34.8	40.4
Weighted average number of units outstanding – diluted	775.9	815.6	823.0
Net income attributable to Unitholders per unit – basic(1)(3)	$0.48	$2.30	$3.72
Net income attributable to Unitholders per unit – diluted(2)(3)	$0.48	$2.25	$3.60

(1)
Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.

(2)	The effect of the conversion of capital securities is anti-dilutive for the year ended December 31, 2017.

(3)	Net income attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 56.

Commercial property revenue and direct commercial property expense

In 2017, commercial property revenue increased by $568 million compared to 2016, as a result of investments in higher yielding opportunistic investments, same-property growth in our Core Office segment and the impact of foreign exchange. Acquisitions made in 2017, including two U.S. office portfolios, student housing portfolios and a manufactured housing portfolio, and the full-year impact of acquisitions made in 2016, including the mixed-use IFC complex, an incremental investment made to privatize Rouse, and self-storage and student housing portfolios, all of which combined, contributed to a $686 million increase in revenue. These increases were offset by the disposition or partial disposition of mature office assets. Significant dispositions, full or partial, included in 2017: 20 Canada Square in London and One Liberty Street in New York City and, in 2016: Royal Centre in Vancouver, One Shelley Street and World Square Retail in Sydney, One New York Plaza in New York City, and Moor Place in London.

In 2016, commercial property revenue increased by $408 million compared to 2015, as a result of incremental capital allocated to higher yielding opportunistic activities and same-property growth in our Core Office segment. Acquisitions made in 2016, as mentioned above, as well as acquisitions made in 2015, including Associated Estates and an office portfolio in Brazil, contributed to a $516 million increase in revenue. Same-property growth in our Core Office segment contributed $39 million over 2015. These increases were offset by the disposition or partial disposition of mature office assets, that provided the capital to pursue the aforementioned acquisitions. Significant dispositions, full or partial, include the 2016 dispositions as mentioned above as well as Southern Cross East and West in Melbourne, Manhattan West in New York City, 99 Bishopsgate in London, a portfolio of Washington, D.C. office assets and 75 State Street in Boston in 2015.

Direct commercial property expense increased by $223 million largely due to additional expenses following acquisitions during 2017 and 2016 as mentioned above, partially offset by the disposition of mature assets and the deconsolidation of certain commercial assets following the sale of partial interests in the properties to third parties. Margins in 2017 were 61.4%; flat compared to 2016 and an improvement of 1.2% over 2015.

Hospitality revenue and direct hospitality expense
Hospitality revenue increased to $1,648 million for the year ended December 31, 2017 from $1,561 million in 2016. Direct hospitality expense increased to $1,079 million in 2017 from $1,036 million in 2016. Margins were 34.5%, an improvement of 0.9% over 2016 and 5.2% over 2015. The increase was primarily a result of acquisitions and completed renovations at certain properties partially offset by the impact of Hurricane Irma at the Atlantis hotel in the Bahamas and lower bookings due to renovations at certain properties.

Hospitality revenue increased to $1,561 million for the year ended December 31, 2016 from $1,276 million in 2015. Direct hospitality expense increased to $1,036 million in 2016 from $902 million in 2015. These increases are mostly attributable to a full year of activity in 2016 for Center Parcs UK which was acquired in the third quarter of 2015.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue increased by $128 million for the year ended December 31, 2017 as compared to the prior year. The increase was primarily due to income from the sale of develop-for-sale assets in our multifamily and industrial businesses in 2017 contributing $136 million, partially offset by a foreign exchange gain of $12 million recognized on the sale of a partial interest in the Potsdamer Platz mixed-use portfolio in Berlin in the prior year.

Investment and other revenue decreased by $194 million for the year ended December 31, 2016 as compared to 2015. The decrease was primarily due to revenue recognized in 2015 from development fees earned by our industrial business unit.

Investment and other expense increased by $137 million for the year ended December 31, 2017 as compared to the prior year. The increase is primarily due to $138 million of expenses associated with the sale of develop-for-sale assets in our multifamily and industrial businesses which sold in 2017 as mentioned above.

Investment and other expense decreased by $134 million for the year ended December 31, 2016 as compared to 2015. The decrease was due to the expenses related to the development fee revenue earned by our industrial business unit in 2015 compared to nil in 2016.

Interest expense
Interest expense increased by $286 million for the year ended December 31, 2017 as compared to the prior year. This was due to the assumption of debt obligations as a result of acquisition activity, incremental debt raised from temporary drawdowns on our credit facilities to source the capital required for acquisitions during the year and through refinancings on individual properties, as well as an increase in the weighted-average variable interest rate. These increases were partially offset by disposition activity.

Interest expense increased by $153 million for the year ended December 31, 2016 as compared to 2015. This was due to the assumption of debt obligations as a result of acquisition activity and interest expense on temporary drawdowns on our credit facilities to source capital required for acquisitions during 2016. These increases were partially offset by disposition activity.

General and administrative expense
General and administrative expense increased by $45 million for the year ended December 31, 2017 compared to the prior year and increased by $10 million for the year ended December 31, 2016 compared to 2015. These increases were primarily attributable to transaction and operating costs of newly acquired investments as mentioned above.

Fair value gains, net
Fair value gains, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

Fair value losses, net for our Core Office segment in the year ended December 31, 2017 were $807 million. These losses primarily related to valuation losses at properties in Downtown New York as a result of changes in valuation metrics and a slowdown in leasing velocity, and valuation losses on properties in the energy-dependent market of Houston. These valuation losses were partially offset by fair value gains in Sydney and Toronto as a result of rate compression and strong leasing activity.

In the year ended December 31, 2016, we recorded gains related to realized gains on property dispositions during the year primarily in New York, Sydney, London and Vancouver. These gains were offset by losses in Los Angeles and New York, due to changes in cash flow assumptions and rental curves as well as the impact of lower energy prices on cities with large exposure to the industry, including Houston and Calgary.

In the year ended December 31, 2015, we recorded gains primarily related to capitalization and discount rate compression and positive impact from leases signed during the year, primarily in New York, London, Melbourne, Vancouver and Toronto.

Fair value losses, net for the Core Retail segment relate to the depreciation of our warrants in GGP which fluctuate with changes in the market price of the underlying shares. In 2017, the loss of $268 million is reflective of the loss in the fair value of the warrants up until October 6, 2017, when we exercised our warrants.

               We recognized fair value gains, net of $2.3 billion in our Opportunistic segment. These gains were driven by a $1.2 billion fair value gain recognized on the sale of an industrial portfolio in Europe. Additionally, we recorded fair value gains in our India office portfolio, as a result of improved market conditions and IFC in South Korea as a result of improved leasing activity. Fair value gains, net include $162 million of bargain purchase gains, of which $149 million resulted from changes in underlying market conditions between the date of agreeing the transaction price and closing of the acquisition and $13 million resulted from our ability to execute on a portfolio acquisition.

In the year ended December 31, 2016, we recognized gains primarily related to the sale of Hard Rock trademarks and the sale of a portfolio of hospitality assets in Germany. Additionally, we recorded valuation gains in our office, self-storage and triple net lease portfolios due to strengthened valuation metrics, as supported by comparable market and transaction data.

 In the year ended December 31, 2015, we recognized fair value gains, net of $602 million, primarily related to our industrial and multifamily portfolios, where, in the former, we have seen improved market conditions and, in the latter, our renovation program is well underway and completed units have resulted in asset appreciation.

In addition, we recorded fair value losses of $14 million (December 31, 2016 - fair value gains of $6 million and December 31, 2015 - fair value losses of $48 million), primarily related to mark-to-market adjustments on financial instruments and the settlement of derivative contracts during the year.

Share of net earnings from equity accounted investments
Our most material equity accounted investments are Canary Wharf in our Core Office sector, GGP in our Core Retail sector and the Diplomat hotel and our interest in the second value-add multifamily fund in our Opportunistic segment.

Our share of net earnings from equity accounted investments was $961 million for the year ended December 31, 2017. This represents a decrease of $58 million compared to prior year. The decrease was primarily driven by fair value losses recognized on our Core Retail portfolio as a result of changes in cash flow assumptions. This was partially offset by a $442 million gain on recognition of our additional interest in GGP following exercise of the warrants, lower fair value losses in the current year from mark-to-market adjustment on certain interest rate derivative contracts, increased earnings on Five Manhattan West from higher occupancy and the inclusion of Principal Place Commercial and One Liberty Plaza as equity accounted investments due to partial sales.

Our share of net earnings from equity accounted investments was $1,019 million for the year ended December 31, 2016, which represents a decrease of $572 million compared to 2015. The decrease was driven by our Core Office segment as a result of higher comparative fair value gains on properties in the United States and London in 2015. Also contributing to the decrease were higher fair value gains in our Core Retail segment in 2015, which were partially offset by realized gains on asset dispositions.

Income tax (benefit) expense
The increase in income tax expense for the year ended December 31, 2017 compared to the prior year primarily relates to a material deferred tax recovery in 2016 relating to the reorganization of the partnership’s interest in certain subsidiaries, partially offset by the deferred tax recovery we received in 2017 as a result of U.S federal tax legislation.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 56, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

Commercial property NOI increased to $2,575 million for the year ended December 31, 2017 compared with $2,230 million during 2016. The increase was primarily driven by new acquisitions, same-property growth and the positive impact of foreign exchange offset by the disposition of mature assets and the deconsolidation of certain assets following partial dispositions thereof.

Hospitality NOI increased to $569 million for the year ended December 31, 2017 compared to $525 million during the same period in the prior year. The increase is primarily due to acquisitions during 2017 and the positive impact of foreign exchange offset by decreased bookings at the Atlantis due to the impact of Hurricane Irma and ongoing renovations at certain properties.

The following table reconciles NOI to net income for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Commercial property revenue	$4,192	$3,624	$3,216
Direct commercial property expense	(1,617)	(1,394)	(1,281)
Commercial property NOI	2,575	2,230	1,935
Hospitality revenue	1,648	1,561	1,276
Direct hospitality expense	(1,079)	(1,036)	(902)
Hospitality NOI	569	525	374
Total NOI	3,144	2,755	2,309
Investment and other revenue	295	167	361
Share of net earnings from equity accounted investments	961	1,019	1,591
Interest expense	(1,967)	(1,681)	(1,528)
Depreciation and amortization	(275)	(240)	(180)
General and administrative expenses	(614)	(569)	(559)
Investment and other expense	(138)	(1)	(135)
Fair value gains, net	1,254	692	2,007
Income before income taxes	2,660	2,142	3,866
Income tax (expense) benefit	(192)	575	(100)
Net income	2,468	2,717	3,766
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	2,093	924	851
Net income attributable to Unitholders	$375	$1,793	$2,915

The following table reconciles net income to FFO and Company FFO for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Net income	$2,468	$2,717	$3,766
Add (deduct):
Fair value gains, net	(1,254)	(692)	(2,007)
Share of equity accounted fair value gains, net	(82)	(139)	(867)
Depreciation and amortization of real-estate assets	244	212	153
Income tax expense (benefit)	192	(575)	100
Non-controlling interests in above items	(695)	(628)	(435)
FFO	873	895	710
Add (deduct):
Depreciation and amortization of real-estate assets, net(1)	27	26	27
Transaction costs, net(1)	41	44	69
Gains/losses associated with non-investment properties, net(1)	—	(46)	(12)
Imputed interest(2)	38	—	—
Net contribution from GGP warrants(3)	38	48	45
Company FFO	$1,017	$967	$839

(1)	Presented net of non-controlling interests.

(2)	Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

(3)
Represents incremental FFO that would have been attributable to the partnership’s share of GGP, if all outstanding warrants of GGP had been exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter of 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership's settlement of the warrants on such basis which occurred in the fourth quarter of 2017.

FFO decreased to $873 million for the year ended December 31, 2017 from $895 million in 2016. The decrease was driven by dispositions of mature assets throughout the period and an increase in interest expense due to a higher weighted-average interest rate on our variable rate secured debt obligations. These decreases were partially offset by acquisition activity since the prior period, including a manufactured housing portfolio, office portfolios in the U.S., One Post Street in San Francisco, a student housing portfolio in the United Kingdom, an office portfolio in Mumbai, and a hotel in Toronto, as well as positive same-property growth in our Core Office and Core Retail segments.

Summary of Financial Position

(US$ Millions, except per unit information)	Dec. 31, 2017	Dec. 31, 2016
Investment properties:
Commercial properties	$48,780	$45,699
Commercial developments	2,577	3,085
Equity accounted investments	19,761	16,844
Property, plant and equipment	5,457	5,357
Cash and cash equivalents	1,491	1,456
Assets held for sale	1,433	147
Total assets	84,347	78,127
Debt obligations	36,884	33,519
Liabilities associated with assets held for sale	1,316	61
Total equity	35,124	34,161
Equity attributable to Unitholders(1)	$22,186	$22,358
Equity per unit(2)	$30.74	$30.72

(1)	Equity attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 56.

(2)	Assumes conversion of mandatorily convertible preferred shares. See page 70 for additional information.

As of December 31, 2017, we had $84,347 million in total assets, compared with $78,127 million at December 31, 2016. The increase of $6,220 million reflects acquisition activity since the prior year, including the acquisition of a manufactured housing portfolio, office portfolios in the U.S., One Post Street in San Francisco, a student housing portfolio in the United Kingdom, an office portfolio in Mumbai and a hotel in Toronto.

Our investment properties are comprised of commercial, operating, rent-producing properties and commercial developments including active sites and those in planning for future development and land. Commercial properties increased from

$45,699 million at the end of 2016 to $48,780 million at the end of the current year. The increase was largely due to the acquisitions mentioned above, the reclassification of various development properties to commercial properties upon reaching substantial completion, including: L’Oreal Brazil Headquarters in Rio de Janeiro and Brookfield Place East Tower in Calgary. Also contributing to the increase was incremental capital spent to maintain or enhance properties, valuation gains within our opportunistic portfolios and the positive impact of foreign exchange. This was offset by the full or partial disposition of certain assets during the current year, including the reclassification of 20 Canada Square in London to assets held for sale in the second quarter of 2017 and subsequent disposal in the third quarter of 2017, the reclassification of our industrial portfolio in Europe to assets held for sale in the third quarter of 2017 and subsequent disposal in the fourth quarter of 2017, the reclassification of a 50% interest in Bay Adelaide Centre in Toronto to assets held for sale and the sale of a 49% interest in One Liberty Plaza in New York both in the fourth quarter of 2017. Additionally our Brazil Retail investment was deconsolidated after entering into an amended management agreement with our co-investors which resulted in accounting for it under the equity method as a joint venture.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,577 million at December 31, 2017, a decrease of $508 million from the balance at December 31, 2016. The decrease is primarily attributable to the sale of a 50% interest in Principal Place - Commercial in the United Kingdom during the first quarter of 2017, the reclassification of L’Oreal Brazil Headquarters and Brookfield Place East Tower in Calgary to commercial property upon substantial completion. These decreases were offset by incremental capital spend on our active developments, the positive impact of foreign exchange and valuation gains.

The following table presents the changes in investment properties from December 31, 2016 to December 31, 2017:

	Dec. 31, 2017
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$45,699	$3,085
Acquisitions	5,545	107
Capital expenditures	905	990
Dispositions(1)	(1,240)	(675)
Fair value gains, net	347	202
Foreign currency translation	1,121	159
Transfer between commercial properties and commercial developments	1,038	(1,038)
Reclassifications to assets held for sale and other changes(2)	(4,635)	(253)
Investment properties, end of year	$48,780	$2,577
(1) Property dispositions represent the carrying value on date of sale.
(2) Our interest in 20 Canada Square in London was reclassified to assets held for sale in the second quarter of 2017 and sold in the third quarter of 2017. In the third quarter, we reclassified our industrial portfolio in Europe to assets held for sale and sold in the fourth quarter of 2017. In the fourth quarter of 2017, we sold 49% of its interest in One Liberty Plaza in New York and reclassified our remaining 51% interest to equity accounted investments. We also reclassified 50% of our interest in Bay Adelaide Centre in Toronto to assets held for sale in the fourth quarter of 2017. This also includes the reclassification of our Brazil Retail investment from commercial properties to equity accounted investments.

Equity accounted investments increased by $2,917 million since December 31, 2016 as a result of significant transaction activity in the current year, including:

•	The reclassification of our Brazil Retail investment after entering into an amended management agreement with our co-investors which resulted in accounting for it under the equity method;

•	The addition of our remaining interest in Principal Place - Commercial upon sale of a 50% interest in the property in the first quarter of 2017;

•
In the fourth quarter of 2017, we exercised all of our outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis. The exercise resulted in our acquisition of an additional 68 million common shares of GGP, increasing our ownership from 29% to 34%.

•	The addition of our remaining interest in One Liberty Plaza upon the sale of a 49% interest in the property in the fourth quarter of 2017; and

•	The positive impact of foreign exchange.

These increases were partially offset by the reclassification of our interest in 245 Park Avenue to assets held for sale in the first quarter of 2017 and subsequent disposal in the second quarter of 2017.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Dec. 31, 2017
Equity accounted investments, beginning of year	$16,844
Additions	1,372
Disposals and return of capital distributions	(281)
Share of net earnings from equity accounted investments(1)	961
Distributions received	(369)
Foreign currency translation	430
Reclassification to assets held for sale(2)	(712)
Exercise of warrants(1)	1,448
Other comprehensive income and other	68
Equity accounted investments, end of year	$19,761

(1)
During the fourth quarter of 2017, in our Core Retail segment, we exercised all of our outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million. The exercise resulted in our acquisition of an additional 68 million common shares of GGP, increasing our ownership from 29% to 34%. As we acquired the additional shares at a discount to the net fair value of the proportionate interest in the underlying assets acquired and liabilities assumed, we recognized a gain upon exercise within share of net earnings from equity accounted investments.

(2) Our interest in 245 Park Avenue in Midtown New York was reclassified to assets held for sale in the first quarter of 2017 and sold in the second quarter of 2017.

 Property, plant and equipment increased by $100 million since December 31, 2016, primarily as the result of the acquisition of a hotel in Toronto, capital spend and the positive impact of foreign exchange related to our Center Parcs UK portfolio and a hotel within our IFC investment, partially offset by the reclassification of the Hard Rock Hotel and Casino to assets held for sale and depreciation expense during the current year.

As of December 31, 2017, assets held for sale included a 50% interest in Bay Adelaide Centre located in Toronto in our Core Office segment, the Hard Rock Hotel and Casino in Las Vegas and thirteen assets within the opportunistic fund investment portfolios, as we intend to sell controlling interest in these properties to third parties in the next 12 months.

The following table presents changes in our assets held for sale from December 31, 2016 to December 31, 2017:

(US$ Millions)	Dec. 31, 2017
Balance, beginning of year	$147
Reclassification to/(from) assets held for sale, net	4,641
Disposals	(3,365)
Fair value adjustments	8
Foreign currency translation	7
Other	(5)
Assets held for sale	$1,433

Our debt obligations increased to $36,884 million as at December 31, 2017 from $33,519 million as at December 31, 2016. Contributing to this increase was the addition of property-specific borrowings related to acquisition activity during the period, as noted above, as well as higher subsidiary borrowings and corporate debt facilities. These increases were partially offset by the disposition of encumbered assets during the period and the repayment of temporary draws on credit facilities used to fund these acquisitions.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Corporate borrowings	$1,359	$1,152
Funds subscription facilities	432	828
Non-recourse borrowings:
Property-specific borrowings	33,401	30,070
Subsidiary borrowings	1,692	1,469
Total debt obligations	36,884	33,519
Current	6,135	5,096
Non-current	30,749	28,423
Total debt obligations	$36,884	$33,519

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Dec. 31, 2017	Dec. 31, 2016
Total equity	$35,124	$34,161
Less:
Interests of others in operating subsidiaries and properties	12,938	11,803
Equity attributable to Unitholders	22,186	22,358
Mandatorily convertible preferred shares	1,597	1,574
Total equity attributable to unitholders	23,783	23,932
Partnership units	703,615,432	709,133,314
Mandatorily convertible preferred shares	70,038,910	70,038,910
Total partnership units	773,654,342	779,172,224
Equity attributable to Unitholders per unit	$30.74	$30.72

Equity attributable to Unitholders was $22,186 million at December 31, 2017, a decrease of $172 million from the balance at December 31, 2016. The decrease was primarily a result of distributions and fair value losses on our GGP warrants prior to exercise and fair value losses on our Core Office and Core Retail assets, partially offset by fair value gains on our opportunistic assets. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to Unitholders increased to $30.74 per unit at December 31, 2017 from $30.72 per unit at December 31, 2016.

Interests of others in operating subsidiaries and properties was $12,938 million at December 31, 2017, an increase of $1,135 million from the balance at December 31, 2016. The increase was primarily a result of the acquisition of new investments through Brookfield Asset Management-sponsored funds in which the partnership is a limited partner.

SUMMARY OF QUARTERLY RESULTS

	2017				2016
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$1,578	$1,510	$1,519	$1,528	$1,363	$1,409	$1,333	$1,247
Direct operating costs	707	668	689	632	639	621	594	576
Net income	958	659	664	187	92	1,616	569	440
Net income attributable to Unitholders	134	168	239	(166)	(62)	1,255	349	251
Net income attributable to Unitholders per unit – basic	$0.17	$0.22	$0.31	$(0.21)	$(0.08)	$1.61	$0.45	$0.32
Net income attributable to Unitholders per unit – diluted	$0.17	$0.22	$0.31	$(0.21)	$(0.08)	$1.56	$0.44	$0.32

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

SEGMENT PERFORMANCE
Our operations are organized into four operating segments which include Core Office, Core Retail, Opportunistic and Corporate.

The following table presents FFO by segment for comparison purposes:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Core Office	$534	$620	$574
Core Retail	486	429	397
Opportunistic	326	320	223
Corporate	(473)	(474)	(484)
FFO	$873	$895	$710

The following table presents equity attributable to Unitholders by segment as of December 31, 2017 and 2016:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Core Office	$13,913	$14,626
Core Retail	8,844	8,707
Opportunistic	5,238	4,653
Corporate	(5,809)	(5,628)
Equity attributable to Unitholders	$22,186	$22,358

Core Office
Our Core Office segment consists of interests in 147 office properties totaling over 100 million square feet, which are primarily located in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, among others and consists primarily of our 100% common share interest in BPO and our 50% joint venture interest in Canary Wharf.

The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
FFO	$534	$620	$574
Net income attributable to Unitholders	(4)	544	2,700

FFO from our Core Office segment was $534 million for the year ended December 31, 2017 as compared to $620 million in 2016. This decrease is largely attributable to the impact of full or partial dispositions as we continue to recycle capital out of core, stable assets into higher-yielding opportunistic investments, higher interest expense driven by higher average debt balances and higher variable rates, partially offset by same-property growth and the positive impact of foreign exchange.

Compared to 2015, FFO increased to $620 million in 2016 from $574 million. This increase is largely attributable to rental income being recognized from same-property growth, primarily related to the lease-up of vacant space at Brookfield Place New York, offset by the impact of asset sales and the negative impact of foreign exchange.

Net income attributable to Unitholders for 2017 was $(4) million compared to $544 million in 2016. The decrease of $548 million was primarily a result of fair value losses at properties in Downtown New York as a result of changes in valuation metrics and a slowdown in leasing velocity and valuation losses on properties in the energy-dependent market of Houston. These valuation losses were partially offset by fair value gains in Sydney and Toronto as a result of rate compression and strong leasing activity.

Net income attributable to Unitholders decreased by $2,156 million from $2,700 million in 2015 to $544 million in 2016. This decrease was primarily a result of higher fair value gains recorded in 2015 due to the strengthening of market conditions and leasing during the period in New York, London and Sydney, as well as transaction activity, primarily in Melbourne and Vancouver. In addition, we also recorded a gain upon the contribution of our prior 22% interest in Canary Wharf to our joint venture with QIA in 2015.

The following table presents key operating metrics for our Core Office portfolio for the years ended December 31, 2017 and 2016:

(US$ Millions, except where noted)	Consolidated		Unconsolidated
As at and for the years ended Dec. 31,	2017	2016	2017	2016
Total portfolio:
NOI(1)	$1,085	$1,134	$423	$467
Number of properties	75	74	72	68
Leasable square feet (in thousands)	50,027	50,768	30,887	29,524
Occupancy	91.4%	91.1%	94.4%	94.3%
In-place net rents (per square foot)(2)	$29.06	$27.96	$42.34	$38.12
Same-property:
NOI(2)	$997	$962	$382	$399
Number of properties	65	65	56	56
Leasable square feet (in thousands)	47,971	47,874	25,202	25,218
Occupancy	91.7%	91.3%	94.8%	93.9%
In-place net rents (per square foot)(2)	$28.91	$28.26	$45.97	$43.72

(1)
NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.

(2)	Presented using normalized foreign exchange rates, using the December 31, 2017 exchange rate.

NOI from our consolidated properties decreased to $1,085 million in 2017 from $1,134 million in 2016. This decrease was primarily due to dispositions in New York, Sydney, and London, partially offset by the incremental NOI contribution from new leases and higher in-place rents, primarily in Downtown New York and Toronto.

Same-property NOI for our consolidated properties for the year ended December 31, 2017 compared with the prior year increased by $35 million to $997 million. This increase was primarily the result of lease commencements in Downtown New York and Toronto.

NOI from our unconsolidated properties, which is presented on a proportionate basis, decreased to $423 million in 2017 from $467 million in 2016. This decrease primarily reflects the disposition of our interest in 245 Park Avenue in Midtown New York, partially offset by the inclusion of Principal Place - Commercial in London and One Liberty Plaza in Downtown New York in unconsolidated properties.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment:

	Total portfolio year-to-date
(US$ millions, except where noted)	Dec. 31, 2017	Dec. 31, 2016
Leasing activity (in thousands of square feet)
New leases	5,316	4,407
Renewal leases	4,390	3,823
Total leasing activity	9,706	8,230
Average term (in years)	8.4	8.2
Year-one leasing net rents (per square foot)(1)	$36.53	$32.53
Average leasing net rents (per square foot)(1)	40.34	35.45
Expiring net rents (per square foot)(1)	29.54	30.91
Estimated market net rents for similar space(1)	39.48	39.33
Tenant improvements and leasing costs (per square foot)	79.86	61.64

(1)	Presented using normalized foreign exchange rates, using the December 31, 2017 exchange rate.

For the year ended December 31, 2017, we leased approximately 9.7 million square feet at average in-place net rents approximately 37% higher than expiring net rents. Approximately 55% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 11% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years, as we sign new leases. For the year ended December 31, 2017, tenant improvements and leasing costs were $79.86 per square foot, compared to $61.64 per square foot in the prior year.

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

The following table presents our fair value gains from consolidated and unconsolidated investments attributable to our Core Office segment:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Fair value gains:
Consolidated investments	$(807)	$50	$1,483
Unconsolidated investments(1)	222	(62)	599
Total fair value gains	$(585)	$(12)	$2,082

(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We recorded fair value losses of $585 million in 2017 and $12 million in 2016. The losses primarily related to valuation losses at properties in Downtown New York as a result of changes in valuation metrics and cashflow assumptions and valuation losses on properties in the energy-dependent market of Houston. These valuation losses were partially offset by fair value gains in Sydney and Toronto as a result of rate compression and strong leasing activity.

The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Dec. 31, 2017			Dec. 31, 2016
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
United States	7.0%	5.8%	13	6.8%	5.6%	12
Canada	6.1%	5.5%	10	6.2%	5.5%	10
Australia	7.0%	6.1%	10	7.3%	6.1%	10
Europe(1)	—%	—%	—	6.0%	5.0%	12
Brazil	9.7%	7.6%	7	9.3%	7.5%	10
Unconsolidated properties:
United States	6.5%	5.3%	11	6.3%	5.3%	11
Australia	7.0%	5.8%	10	7.1%	6.0%	10
Europe(2)	4.8%	4.8%	10	5.1%	4.8%	10

(1)	In the third quarter of 2017, 20 Canada Square in London was sold. The remaining European properties are valued on a residual land value method.

(2)
Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

The following table provides an overview of the financial position of our Core Office segment as at December 31, 2017 and 2016:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Investment properties:
Commercial properties	$21,671	$23,102
Commercial developments	1,598	2,297
Equity accounted investments	8,235	7,390
Participating loan interests	517	471
Accounts receivable and other	766	869
Cash and cash equivalents	360	398
Assets held for sale	648	—
Total assets	33,795	34,527
Debt obligations	13,124	13,328
Capital securities	813	1,091
Accounts payable and other liabilities	1,404	1,403
Deferred tax liability	1,162	1,310
Liabilities associated with assets held for sale	288	—
Non-controlling interests of others in operating subsidiaries and properties	3,091	2,769
Equity attributable to Unitholders	$13,913	$14,626

Equity attributable to Unitholders decreased by $713 million to $13,913 million at December 31, 2017 from $14,626 million at December 31, 2016. The decrease was primarily a result of reinvesting net proceeds from the disposition of mature assets into higher-yielding opportunistic investments.

Commercial properties totaled $21,671 million at December 31, 2017, compared to $23,102 million at December 31, 2016. This decrease was primarily due to the full or partial disposition of certain asset during the current year, including the reclassification of 20 Canada Square in London to assets held for sale in the second quarter of 2017 and subsequent disposal in the third quarter of 2017, the reclassification of a 50% interest in Bay Adelaide Centre in Toronto to assets held for sale and the sale of a 49% interest in One Liberty Plaza in New York City both in the fourth quarter of 2017. The decrease also reflects valuation losses during the year, primarily in Downtown New York. These decreases were partially offset by the acquisition of One Post Street in San Francisco, the reclassification of various developments to commercial property upon reaching substantial completion and the positive impact of foreign exchange.

Commercial developments decreased by $699 million between December 31, 2016 and December 31, 2017 as a result of the subsequent transfer of our interest in Principal Place - Commercial to equity accounted investments as a result of the sale of a 50% interest in the property and the reclassification of L’Oreal Brazil Headquarters and Brookfield Place East Tower in Calgary to commercial properties, partially offset by incremental capital expenditures on active developments during the period.

The following table summarizes the scope and progress of active developments in our Core Office segment as of December 31, 2017:

Active developments:	Square feet under construction (in 000’s)	Proportionate square feet under construction in (000’s)	Expected date of accounting stabilization	Percent pre- leased	Cost				Construction Loan
(Millions, except where noted)					Total(1)		To-date		Total		Drawn
Office:
100 Bishopsgate, London	938	938	Q2 2020	63%		£875		£602		£515		£332
655 New York Avenue, Washington, D.C.(2)	766	383	Q3 2020	70%		$285		$173		$200		$76
One Manhattan West, Midtown New York(2)	2,117	1,186	Q3 2020	84%		$1,063		$564		$698		$175
1 Bank Street, London(2)	715	358	Q4 2020	40%		£257		£128		£225		£35
ICD Brookfield Place, Dubai (2)	1,104	552	Q1 2021	—%	AED	1,256	AED	656	AED	775	AED	142
New District - Office, London(2)	423	211	Q2 2021	33%		£125		£9		£—		£—
Multifamily:
Principal Place - Residential, London(2)(3)	303	152	Q1 2019	n/a		£190		£109		£122		£49
Camarillo, California(2)	413	409	Q2 2019	n/a		$127		$90		$82		$30
New District - 10 Park Drive, London(2)(3)	269	135	Q4 2019	n/a		$118		$96		$98		$20
Studio Plaza, Maryland(2)	343	296	Q4 2019	n/a		$106		$50		$69		$2
Greenpoint Landing Building G, New York(2)	250	238	Q4 2019	n/a		$273		$163		$162		$—
Southbank Place(2)(3)	669	167	Q4 2019	n/a		£224		£110		£79		£17
New District - 8 Water Street & 2 George Street, London(2)	371	186	Q4 2020	n/a		£151		£111		£117		£26
Newfoundland, London(2)	545	273	Q1 2021	n/a		£249		£131		£154		£15
Greenpoint Landing Building F, New York(2)	310	295	Q2 2021	n/a		$358		$95		$42		$—
New District - One Park Drive, London(2)(3)	430	215	Q2 2021	n/a		$221		$68		$131		$—
Total	9,966	5,994

(1)	Net of NOI earned during stabilization.

(2)	Cost and construction loan information is presented on a proportionate basis at our ownership in these developments.

(3)	Represents condominium/market sale developments.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2016 to December 31, 2017:

(US$ Millions)	Dec. 31, 2017
Equity accounted investment, beginning of period	$7,390
Additions	668
Disposals and return of capital distributions	—
Share of net income, including fair value gains (losses)	523
Distributions received	(51)
Foreign exchange	400
Reclassification to assets held for sale(1)	(704)
Other	9
Equity accounted investments, end of year	$8,235

(1)	Our interest in 245 Park Avenue in Midtown New York was reclassified to assets held for sale in the first quarter of 2017 and sold in the second quarter of 2017.

Equity accounted investments increased by $845 million to $8,235 million at December 31, 2017 compared to the prior year-end. The increase was primarily driven by the addition of Principal Place - Commercial and One Liberty Plaza that were deconsolidated as a result of partial dispositions, the positive impact of foreign exchange and share of net income. These increases were partially offset by the transfer of our interest in 245 Park Avenue to assets held for sale during the first quarter of 2017 and subsequent disposal in the second quarter of 2017.

Debt obligations decreased from $13,328 million at December 31, 2016 to $13,124 million at December 31, 2017. This decrease is the result of reductions to debt related to Principal Place - Commercial and One Liberty Plaza, which were deconsolidated during the year as a result of partial dispositions, the reclassification of debt related to 20 Canada Square and Bay Adelaide Centre to liabilities associated with assets held for sale and the paydown of our senior notes. These decreases were partially offset by refinancing activity of property-level debt related to office properties and drawdowns on existing facilities to fund capital expenditures on development properties and the privatization of BOX in the second quarter of 2017 and the positive impact of foreign exchange.

The following table provides additional information on our outstanding capital securities in our Core Office segment:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2017	Dec. 31, 2016
BPO Class AAA Preferred Shares:
Series G(1)	—	5.25%	—	$81
Series J(1)	—	5.00%	—	123
Series K(1)	—	5.20%	—	93
BPO Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			813	794
Total capital securities			$813	$1,091

(1)
In the second quarter of 2017, BPO redeemed all of its 4,239,857 shares of Series G, 7,592,443 shares of Series J, and 6,000,000 shares of Series K Class AAA preferred shares of BPO for $25.00, C$25.00, and C$25.00 plus accrued and unpaid dividends, respectively, outstanding as of December 31, 2016. BPY and its subsidiaries held 1,003,549, 1,000,000, and 1,004,586 shares of Series G, Series J, and Series K, respectively, prior to redemption during the second quarter of 2017.

(2)
BPO Class B Preferred Shares, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $813 million of capital securities – fund subsidiaries outstanding at December 31, 2017 (December 31, 2016 - $794 million). Capital securities – fund subsidiaries includes $775 million (December 31, 2016 - $753 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by our co-investors in the fund, which have been classified as a liability, rather than as non-controlling interests, as the holders of these interests can compel DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023 and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $38 million (December 31, 2016 - $41 million) which represents the equity interests held by our co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of Non-IFRS Measures – Core Office
The key components of NOI in our Core Office segment are presented below:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Commercial property revenue	$2,020	$2,094	$2,200
Hospitality revenue(1)	26	—	—
Direct commercial property expense	(948)	(960)	(997)
Direct hospitality expense(1)	(13)	—	—
Total NOI	$1,085	$1,134	$1,203

(1)	Hospitality revenue and Direct hospitality expense within our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.

The following table reconciles Core Office NOI to net income for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Same-property NOI	$924	$888	$844
Currency variance	—	(6)	2
NOI related to acquisitions and dispositions	161	252	357
Total NOI	1,085	1,134	1,203
Investment and other revenue	101	109	112
Interest expense	(641)	(640)	(674)
Depreciation and amortization on non-real estate assets	(14)	(16)	(17)
Investment and other expense	—	(1)	—
General and administrative expense	(164)	(150)	(142)
Fair value gains, net	(807)	50	1,483
Share of net earnings from equity accounted investments	523	259	814
Income before income taxes	83	745	2,779
Income tax benefit (expense)	42	(68)	97
Net income	125	677	2,876
Net income attributable to non-controlling interests	129	133	176
Net income attributable to Unitholders	$(4)	$544	$2,700

The following table reconciles Core Office net income to FFO for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Net income	$125	$677	$2,876
Add (deduct):
Fair value gains, net	807	(50)	(1,483)
Share of equity accounted fair value gains, net	(222)	62	(599)
Depreciation and amortization of real estate assets	1	—	—
Income tax (benefit) expense	(42)	68	(97)
Non-controlling interests in above items	(135)	(137)	(123)
FFO	$534	$620	$574

The following table reconciles Core Office share of net earnings from equity accounted investment for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Unconsolidated properties NOI	$423	$467	$379
Unconsolidated properties fair value gains, net and income tax expense	222	(62)	599
Other	(122)	(146)	(164)
Share of net earnings from equity accounted investments	$523	$259	$814

Core Retail
Our Core Retail segment consists of interests in 125 regional malls and urban retail properties containing over 122 million square feet in the United States through our 34% interest in GGP. Our investment in GGP is accounted for under the equity method.

During the fourth quarter of 2017, we exercised all of our outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million of cash. The exercise resulted in our acquisition of an additional 68 million common shares of GGP, increasing our ownership from 29% to 34%. We determined our share of the net fair value of the incremental interests acquired in GGP’s identifiable assets and liabilities. The excess of our share of this net fair value over the cost of the investment of $442 million represents a gain that is included in share of net earnings from equity accounted investments.

The following table presents FFO and net income attributable to Unitholders in our Core Retail segment for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
FFO	$486	$429	$397
Net income attributable to Unitholders	(89)	366	494

FFO earned in our Core Retail segment for the year ended December 31, 2017 was $486 million compared to $429 million in the prior year. The increase was driven primarily by same-property growth from lease commencements, an increase in our ownership of GGP from 29% to 34% as a result of the exercise of warrants, and revenue recognized from condo sales.

The increase in FFO from $397 million in 2015 to $429 million in 2016 was due to same-property growth, partially offset by asset sales.

Net income attributable to Unitholders decreased by $455 million to $(89) million in 2017 compared to $366 million in 2016. This decrease is driven by fair value losses on our Core Retail portfolio due to changes in cash flow assumptions and greater mark-to-market losses on our investment in GGP warrants prior to redemption as a result of a decrease in GGP’s share price. These losses were partially offset by a gain recognized on exercise of warrants, as mentioned above.

Net income attributable to Unitholders decreased by $128 million to $366 million in 2016 compared to $494 million in 2015. This decrease was due to greater mark-to-market adjustments on our investment in GGP warrants in 2016, as a result of a larger decrease in GGP’s share price during 2016 compared 2015.

The following table presents key operating metrics in our Core Retail portfolio for the years ended December 31, 2017 and 2016:

(US$ Millions, except where noted)	Unconsolidated
As at and for the years ended Dec. 31,	2017	2016
NOI:
Total portfolio(1)	$701	$676
Same-property(1)(2)	771	759
Total portfolio:
Number of malls and urban retail properties	125	127
Leasable square feet (in thousands)	122,385	125,225
Occupancy(2)	96.2%	96.6%
In-place net rents (per square foot)(2)	$62.57	$62.65
Tenant sales (per square foot)(2)	$587	$583

(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the investments.

(2)	Presented on a same-property basis. Same-property NOI presented as if owned at current ownership percentage, 34%, in both periods.

NOI, which is presented on a proportionate basis, increased to $701 million from $676 million in the prior year due to same-property growth, which was partially offset by the impact of dispositions. On a same-property basis, NOI on unconsolidated properties increased to $771 million due to lease termination income earned partially offset by the impact of tenant bankruptcies.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases with commencement dates in 2017 and 2018 compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics:

	Total portfolio
(US$ Millions, except where noted)	Dec. 31, 2017	Dec. 31, 2016
Number of leases	1,514	2,213
Leasing activity (in thousands of square feet)	4,550	6,796
Average term in years	6.4	6.8
Initial rent (per square foot)(1)	$58.29	$64.13
Expiring rent (per square foot)(2)	53.36	58.46
Initial rent spread (per square foot)	4.93	5.67
% Change	9.3%	9.7%
Tenant allowances and leasing costs	$184	$156

(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.

(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through December 31, 2017, we leased approximately 4.6 million square feet at initial rents approximately 9.3% higher than expiring net rents on a suite-to-suite basis. Additionally, for the year ended December 31, 2017 tenant allowances and leasing costs related to leasing activity were $184 million compared to $156 million in the prior year.

Our Core Retail portfolio occupancy rate at December 31, 2017 was 96.2%, down 0.4% from the occupancy rates at December 31, 2016. In our Core Retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents decreased to $62.57 at December 31, 2017 from $62.65 at December 31, 2016.

The following table presents our fair value gains (losses), net from our investment in GGP for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Fair value (losses), net from GGP warrants	$(268)	$(110)	$(30)
Fair value (losses) gains, net from GGP(1)	(307)	47	130
Total fair value (losses) gains	$(575)	$(63)	$100

(1)	Fair value gains for unconsolidated properties are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

We recorded fair value losses of $268 million (2016 - $110 million and 2015 - $30 million) from our GGP warrants prior to exercise. Fair value (losses), net for the GGP warrants relate to the depreciation of the warrants which fluctuate with changes in the market price of the underlying shares.

We recorded fair value losses of $307 million (2016 - gains of $47 million and 2015 - gains of $130 million) from the investment properties in GGP. This decrease is primarily due to changes in leasing and cashflow assumptions.These losses were partially offset by a gain recognized on exercise of warrants, as mentioned above. The decrease in 2016 compared to 2015 was primarily due to higher fair value gains on commercial properties in 2015.

The key valuation metrics of these properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Dec. 31, 2017			Dec. 31, 2016
	Discount Rate	Terminal capitalization rate	Investment horizon	Discount Rate	Terminal capitalization rate	Investment horizon
Unconsolidated properties:
United States	7.0%	5.6%	10	7.4%	5.9%	10

Equity attributable to Unitholders in the Core Retail segment increased by $137 million from December 31, 2016 to December 31, 2017 primarily related to our increased ownership of GGP as a result of the warrants exercise, partially offset by valuation losses.

The following table presents an overview of the financial position of our Core Retail segment as at December 31, 2017 and 2016:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Equity accounted investments	8,844	7,453
GGP warrants	—	1,254
Total assets	8,844	8,707
Total liabilities	—	—
Total equity attributable to Unitholders	$8,844	$8,707

Equity accounted investments increased by $1,391 million driven by the exercise of GGP warrants which resulted in an increase of approximately $1,890 million, inclusive of a gain of $442 million, partially offset by fair value losses on the commercial properties and fair value losses on the GGP warrants prior to exercise.

The following table presents a roll-forward of our partnership’s equity accounted investments for the year ended December 31, 2017:

(US$ Millions)	Dec. 31, 2017
Equity accounted investments, beginning of year	$7,453
Share of net earnings from equity accounted investments(1)	179
Distributions received	(240)
Warrant exercise and other(1)	1,452
Equity accounted investments, end of year	$8,844

(1)
During the fourth quarter of 2017, in our Core Retail segment, we exercised all of our outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million. The exercise resulted in our acquisition of an additional 68 million common shares of GGP, increasing our ownership from 29% to 34%. As we acquired the additional shares at a discount to fair value to the net fair value of proportionate interest in the underlying assets acquired and liabilities assumed, we recognized a gain of $442 upon exercise within share of net earnings from equity accounted investments.

Reconciliation of Non-IFRS Measures – Core Retail
The following table reconciles Core Retail net income to net income attributable to Unitholders for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Net income	$(89)	$366	$496
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	—	—	2
Net income attributable to Unitholders	$(89)	$366	$494

The following table reconciles Core Retail net income to FFO for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Net income	$(89)	$366	$496
Add (deduct):
Fair value (gains) losses, net	268	110	30
Share of equity accounted fair value gains, net	307	(47)	(130)
Non-controlling interests in above items	—	—	1
FFO	$486	$429	$397

The following table reconciles Core Retail share of net earnings from equity accounted investment for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Unconsolidated properties NOI	$701	$676	$670
Unconsolidated properties fair value gains, net and income tax expense	(307)	47	130
Other	(215)	(247)	(274)
Share of net earnings from equity accounted investments	$179	$476	$526

Opportunistic

Our Opportunistic segment is comprised of the following:

•	139 office properties comprising approximately 43 million square feet of office space in the United States, United Kingdom, Brazil and Asia;

•	Approximately 29 million square feet of retail space across 45 properties throughout the United States and in select Brazilian markets;

•
Over 31 million square feet of industrial space across 112 industrial properties, primarily consisting of modern logistics assets in North America, with an additional seven million square feet currently under construction;

•	Over 26,200 multifamily units across 88 properties throughout the United States;

•	Twenty hospitality assets with 15,200 rooms in North America, Europe and Australia;

•	326 properties that are leased to automotive dealerships across North America on a triple net lease basis;

•	206 self-storage facilities comprising of over 15 million square feet throughout the United States;

•	Twenty-nine student housing properties with over 11,000 beds in the United Kingdom; and

•	136 manufactured housing communities with over 32,400 sites across the United States.

The following table presents NOI, FFO and net income attributable to Unitholders in our Opportunistic segment for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
NOI(1)	$2,059	$1,621	$1,106
FFO	326	320	223
Net income attributable to Unitholders	960	607	402

(1)	See “Reconciliation of Non-IFRS Measures - Opportunistic” below for a description of the key components of NOI in our Opportunistic segment.

Over the past three years, we have made significant investments our Opportunistic segment. We have also invested in new asset classes, including self-storage, student housing and manufactured housing. These investments are the primary driver of the increased earnings for the periods presented. These investments include the following:

•	Acquired a hotel property in Toronto in the fourth quarter of 2017;

•	Acquired two office buildings in California in the fourth quarter of 2017;

•	Acquired a portfolio of 14 office assets in India in the fourth quarter of 2017;

•	Acquired the Houston Center, a 4.2 million square feet mixed-use complex in the fourth quarter of 2017;

•	Acquired a portfolio of 13 student housing properties in the second quarter of 2017;

•	Acquired a manufactured housing portfolio in the first quarter of 2017;

•	Acquired the IFC in South Korea, a 5.4 million square feet mixed-use complex in the fourth quarter of 2016;

•	Acquired the remaining common shares of Rouse in the third quarter of 2016;

•	Acquired a portfolio of 16 student housing properties across the United Kingdom throughout 2016;

•	Acquired the Vintage Estate hotel and specialty retail center in Napa Valley, CA in the second quarter of 2016;

•	Acquired a portfolio of 206 self-storage facilities across the United States throughout 2016 and 2017;

•	Acquired a portfolio of seven office assets in Brazil in the fourth quarter of 2015 and the first quarter of 2016;

•	Acquired Center Parcs UK, which operates five short break destinations across the U.K. during the third quarter of 2015;

•	Acquired Associated Estates, which owns approximately 12,800 multifamily units across the United States, during the third quarter of 2015; and

•	Converted our interest in convertible preferred equity of CXTD into common equity in the entity during the third quarter of 2015.

Contributing to the increase in NOI for the year ended December 31, 2017 was NOI from the acquisitions noted above that occurred during 2017 and 2016. These acquisitions contributed incremental NOI of $452 million for the year ended December 31, 2017. These increases were partially offset by decreased bookings at our hotel properties due to the impact of Hurricane Irma, ongoing renovations at certain properties and the disposition of mature assets during the year.

FFO increased by $6 million for the year ended December 31, 2017, primarily driven by NOI earned from the acquisitions noted above and income from the sale of develop-for-sale assets in our multifamily and industrial businesses, partially offset by higher interest expense and general and administrative expenses relating to the acquisitions mentioned above.

Net income attributable to Unitholders increased by $353 million, primarily driven by the gains recognized on the sale of our industrial portfolio in Europe. In addition, the increase was driven by NOI from the acquisitions noted above and fair value gains from our India office portfolio, as a result of improved market conditions and from the IFC Seoul complex in South Korea due to improved leasing projections. These increases were partially offset by fair value losses on the Hard Rock Hotel and Casino in Las Vegas and Center Parcs. Additionally, the prior year included fair value gains from the sale of Hard Rock trademarks of $132 million and the sale of a portfolio of hospitality assets in Germany for $107 million.

The following table presents key operating metrics for our Opportunistic portfolio as at December 31, 2017 and 2016:

	Equity attributable to Unitholders		Dec. 31, 2017
(US$ Millions, except where noted)	Dec. 31, 2017	Dec. 31, 2016	Number of properties	Total area (sq. ft. in thousands)	Units of measure	Occupancy %
Opportunistic Office	$1,283	$951	139	42,702	Sq. ft.	81.9%
Opportunistic Retail	1,285	967	45	28,816	Sq. ft.	88.1%
Industrial	358	558	112	31,165	Sq. ft.	97.3%
Multifamily	745	762	88	26,211	Units	95.2%
Hospitality	573	598	20	15,266	Rooms	n/a
Triple Net Lease	321	428	326	16,524	Sq. ft.	99.7%
Self-storage	187	158	206	15,240	Sq. ft.	87.4%
Student Housing	172	69	29	11,011	Beds	98.9%
Manufactured Housing	191	—	136	32,413	Sites	85.8%
Finance Funds	123	162	n/a	n/a	n/a	n/a
Total	$5,238	$4,653

The following table presents the contributions to fair value gains from consolidated and unconsolidated investments in our Opportunistic segment:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Fair value gains:
Consolidated investments	$2,343	$746	$602
Unconsolidated investments(1)	167	154	138
Total fair value gains	$2,510	$900	$740

(1)	Fair value gains for unconsolidated investments are presented on a proportionate basis, representing the Unitholders’ interest in the investments.

The key valuation metrics of our Opportunistic properties on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Dec. 31, 2017			Dec. 31, 2016
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
Opportunistic Office	9.7%	6.9%	8	9.9%	7.6%	7
Opportunistic Retail	9.0%	8.0%	10	10.2%	8.1%	12
Industrial	6.8%	6.2%	10	7.4%	6.6%	10
Multifamily(1)	4.8%	n/a	n/a	4.9%	n/a	n/a
Triple Net Lease(1)	6.4%	n/a	n/a	6.1%	n/a	n/a
Self-storage(1)	5.8%	n/a	n/a	6.2%	n/a	n/a
Student Housing(1)	5.8%	n/a	n/a	5.9%	n/a	n/a
Manufactured Housing(1)	5.8%	n/a	n/a	n/a	n/a	n/a
Unconsolidated properties
Opportunistic Office	6.6%	5.7%	10	9.0%	7.8%	5
Opportunistic Retail	11.5%	7.2%	11	11.0%	9.0%	10
Industrial	6.4%	5.8%	10	6.9%	6.1%	10
Multifamily(1)	5.1%	n/a	n/a	5.1%	n/a	n/a

(1)
The valuation method used to value multifamily, triple net lease, self-storage and student housing properties is the direct capitalization method which is presented in the discounted rate column. The terminal capitalization rate and investment horizon are not applicable. under this valuation methodology.

The following table presents equity attributable to Unitholders in our Opportunistic segment:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Investment properties	$28,088	$23,385
Property, plant and equipment	5,358	5,278
Equity accounted investments	2,612	2,001
Accounts receivable and other	3,497	2,899
Cash and cash equivalents	962	808
Assets held for sale	785	147
Total assets	41,302	34,518
Less:
Debt obligations	21,970	18,211
Capital securities	431	183
Accounts payable and other liabilities	2,491	1,980
Liabilities associated with assets held for sale	1,028	61
Non-controlling interests of others in operating subsidiaries and properties	10,144	9,430
Equity attributable to Unitholders	$5,238	$4,653

The increase in investment properties is primarily the result of our acquisition activity, including an office portfolio in India and a mixed-use complex in Houston, a manufactured housing portfolio and a student housing portfolio, as well as valuation gains from our opportunistic office assets in India and South Korea, and capital spend. This increase is partially offset by the reclassification of our industrial portfolio in Europe to assets held for sale in the third quarter of 2017 and subsequent disposal in the fourth quarter of 2017 and reclassification of Brazil Retail to equity accounted investments.

The increase in property, plant and equipment is the result of the acquisition of a hotel in Toronto, capital spend during the period and the positive impact of foreign exchange, partially offset by depreciation and the reclassification of the Hard Rock Hotel and Casino to assets held for sale.

Equity accounted investments increased as a result of net income from these investments during the period, as well as the reclassification of our interest in Brazil Retail mentioned above.

Assets held for sale and related liabilities as of December 31, 2017 include the Hard Hotel and Casino in Las Vegas and thirteen assets within the portfolios, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations increased due to the acquisition activity noted above and the positive impact of foreign exchange, partially offset by the reclassification of the debt obligations of Hard Rock Hotel and Casino to liabilities associated with assets held for sale.

Reconciliation of Non-IFRS Measures - Opportunistic
The following table reconciles Opportunistic NOI to net income for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Commercial property revenue	$2,172	$1,530	$1,016
Hospitality revenue	1,622	1,561	1,276
Direct commercial property expense	(669)	(434)	(284)
Direct hospitality expense	(1,066)	(1,036)	(902)
Total NOI	2,059	1,621	1,106
Investment and other revenue	192	58	249
Interest expense	(1,026)	(751)	(574)
General and administrative expense	(244)	(211)	(196)
Investment and other expense	(138)	—	(135)
Depreciation and amortization	(261)	(224)	(163)
Fair value gains, net	2,343	746	602
Share of net earnings from equity accounted investments	257	284	251
Income before income taxes	3,182	1,523	1,140
Income tax (expense)	(234)	(101)	(48)
Net income	2,948	1,422	1,092
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	1,988	815	690
Net income attributable to Unitholders	$960	$607	$402

The following table reconciles Opportunistic net income to FFO for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Net income	$2,948	$1,422	$1,092
Add (deduct):
Fair value (gains), net	(2,343)	(746)	(602)
Share of equity accounted fair value gains, net	(167)	(154)	(138)
Depreciation and amortization of real estate assets	243	212	153
Income tax expense	234	101	48
Non-controlling interests in above items	(589)	(515)	(330)
FFO	$326	$320	$223

Corporate
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
FFO	$(473)	$(474)	$(484)
Net income (loss) attributable to Unitholders	(492)	276	(681)

Certain amounts are allocated to our corporate segment in our management reports as those activities are not used to evaluate our segments’ operating performance.

FFO was a loss of $473 million for the year ended December 31, 2017 compared to a loss of $474 million in the prior year.

Interest expense for the year ended December 31, 2017 was $300 million, which is comprised of $223 million of interest expense paid on capital securities and $77 million of interest expense paid on our credit facilities. This compares to interest expense of $290 million paid in the prior year and $280 million in 2015.

Another component of FFO is general and administrative expense, which for the year ended December 31, 2017, was $206 million, comprised of $104 million of asset management fees, $26 million of equity enhancement fees and $76 million of other corporate costs. This compares to general and administrative expense of $208 million in the prior year and $221 million in 2015.

In addition, during 2017, we recorded fair value losses, net of $14 million primarily related to the settlement of foreign currency forward contracts during the year ended December 31, 2017. Consistent with our risk management policy, the partnership uses such derivative instruments to hedge cash flows in foreign currencies. For further information on the partnership’s use of derivative contracts, please refer to “Derivative Financial Instruments.”

In 2017, income tax expense allocated to the corporate segment was nil (2016 - income tax benefit of $744 million and 2015 - expense of $149 million). The income tax benefit in the prior year relates to a reorganization we undertook, to consolidate the ownership of certain subsidiaries holding our Core Retail and Core Office assets. As a result of the reorganization, there was a change in the tax rate applicable to those subsidiaries, which resulted in a deferred tax recovery during the prior period, which reduced deferred tax liabilities.

The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Accounts receivable and other	$167	$125
Equity accounted investments	70	—
Cash and cash equivalents	169	250
Total assets	406	375
Debt obligations	1,790	1,980
Capital securities	2,921	2,897
Deferred tax liabilities	598	431
Accounts payable and other liabilities	1,203	1,091
Non-controlling interests	(297)	(396)
Equity attributable to Unitholders	$(5,809)	$(5,628)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The decrease in corporate debt obligations is primarily a result of repayment of some of our funds subscription credit facilities during the period.

In August 2017, we renewed our normal course issuer bid for our LP Units for a further one-year period. During the twelve-month period commencing August 18, 2017, and ending August 17, 2018, we may purchase on the Toronto Stock Exchange, the Nasdaq, and any alternative Canadian trading system, up to 20,468,827 LP Units, representing approximately 5% of our issued and outstanding LP Units. Unitholders may obtain a copy of the Notice of Intention relating to our normal course issuer bid, without charge, by contacting the partnership.

The change in non-controlling interest is primarily related to non-controlling interests in the second Brookfield Asset Management-sponsored opportunity fund and capital called from fund investors.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2017	Dec. 31, 2016
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$551	$541
Series 2	24,000,000	6.50%	529	522
Series 3	24,000,000	6.75%	517	511
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BOP Split Senior Preferred Shares:
Series 1	924,390	5.25%	23	24
Series 2	699,165	5.75%	14	13
Series 3	909,994	5.00%	18	17
Series 4	940,486	5.20%	19	19
Total capital securities			$2,921	$2,897

In addition, as at December 31, 2017, we had $15 million (December 31, 2016 - $15 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of Non-IFRS Measures – Corporate
The following table reconciles Corporate net income to net income attributable to Unitholders for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Net income (loss)	$(516)	$252	$(698)
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	(24)	(24)	(17)
Net income attributable to Unitholders	$(492)	$276	$(681)

The following table reconciles Corporate net income to FFO for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Net income (loss)	$(516)	$252	$(698)
Add (deduct):
Fair value (gains) losses, net	14	(6)	48
Income tax (benefit) expense	—	(744)	149
Non-controlling interests in above items	29	24	17
FFO	$(473)	$(474)	$(484)

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

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.7% of our Core Office segment tenant base and, as at December 31, 2017, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at December 31, 2017:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	8.7%
Barclays	London	BBB	2.5%
Morgan Stanley	NY/Toronto	A-	2.4%
Suncor Energy Inc.	Calgary/Houston/Sydney	BBB+	2.0%
CIBC World Markets(3)	Calgary/NY/Toronto	A+	1.8%
Bank of Montreal	Calgary/Toronto	A+	1.4%
Bank of America | Merrill Lynch	Various	A-	1.4%
Deloitte	Calgary/Houston/LA/Toronto	Not Rated	1.3%
Amazon	NY/London	BBB+	1.3%
Royal Bank of Canada	Various	A+	1.1%
Total			23.9%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Exposure is a percentage of total leasable square feet.

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our retail portfolio as at December 31, 2017. The largest ten tenants in our portfolio accounted for approximately 21.1% of minimum rents, tenant recoveries and other.

Tenant	Doing Business As:	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK, Henri Bendel	3.7%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA, House of Hoops, SIX:02	2.9%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	2.6%
Forever 21 Retail, Inc.	Forever 21, Riley Rose	2.3%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.7%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.7%
Ascena Retail Group	Dress Barn, Justice, Lane Bryant, Maurices, Ann Taylor, Loft	1.7%
Express, Inc.	Express, Express Men	1.5%
Luxottica Group S.p.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.5%
American Eagle Outfitters, Inc.	American Eagle, Aerie, Martin + Osa	1.5%
Total		21.1%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 9.0% of our Core Office, Core Retail, opportunistic office, opportunistic retail and industrial leases mature annually up to 2022. Our Core Office, Core Retail, opportunistic office, opportunistic retail and opportunistic industrial portfolio has a weighted average remaining lease life of approximately 6.7 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry. We do not consider the lease-roll risk for our multifamily, hospitality, triple net lease, self-storage and student housing portfolios as the lease lives in each of these respective portfolios are relatively short.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at December 31, 2017, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2018	2019	2020	2021	2022	2023	2024	2024 and	Total
									Beyond
Core Office	5,990	2,697	3,894	4,806	5,941	5,421	5,656	4,425	42,084	80,914
Expiring %	7.4%	3.3%	4.8%	5.9%	7.3%	6.7%	7.0%	5.5%	52.1%	100.0%
Core Retail(1)	1,833	6,037	6,419	4,745	4,624	5,290	4,406	4,060	16,200	53,614
Expiring %	3.4%	11.3%	12.0%	8.9%	8.6%	9.9%	8.2%	7.6%	30.1%	100.0%
Opportunistic Office	5,903	2,887	4,012	3,860	4,659	3,944	1,025	992	5,270	32,552
Expiring %	18.1%	8.9%	12.3%	11.9%	14.3%	12.1%	3.1%	3.0%	16.3%	100.0%
Opportunistic Retail	1,612	1,766	1,458	1,525	1,363	1,026	867	644	3,964	14,225
Expiring %	11.3%	12.4%	10.2%	10.7%	9.6%	7.2%	6.1%	4.5%	28.0%	100.0%
Opportunistic Industrial	833	1,547	1,822	6,037	4,469	2,398	2,694	1,524	9,840	31,164
Expiring %	2.7%	5.0%	5.8%	19.4%	14.3%	7.7%	8.6%	4.9%	31.6%	100.0%

(1)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

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

Approximately 52% of our outstanding debt obligations at December 31, 2017 are floating rate debt compared to 50% at December 31, 2016. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $195 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $7 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At December 31, 2017, our consolidated debt to capitalization was 48% (December 31, 2016 – 47%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the year ended December 31, 2017, approximately 35% of our assets and 33% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

The following table shows the impact of a 10% change in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2017
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	4	$—	$—
Australian Dollar	A$	2,679	(209)	—
British Pound		£3,719	(503)	—
Euro		€213	(26)	—
Brazilian Real	R$	2,591	(78)	—
Indian Rupee	Rs	15,904	(25)	—
Hong Kong Dollar	HK$	(75)	1	—
Chinese Yuan	C¥	1,207	(19)	—
South Korean Won	₩	232,345	(22)	—
United Arab Emirates Dirham	AED	451	$(12)	$—
Total			$(893)	$—

(1)	As of December 31, 2017, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(2)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2016
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	(329)	$25	$—
Australian Dollar	A$	2,344	(169)	—
British Pound		£3,749	(463)	—
Euro		€326	(34)	—
Brazilian Real	R$	1,941	(60)	—
Indian Rupee	Rs	10,436	(15)	—
Hong Kong Dollar	HK$	(77)	1	—
Chinese Yuan	C¥	1,001	(16)	—
South Korean Won	₩	$147,052	$(12)	$—
Total			$(743)	$—

(1)	As of December 31, 2016, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(2)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2015
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	(268)	$19	$—
Australian Dollar	A$	2,721	(198)	—
British Pound		£3,620	(533)	—
Euro		€588	(64)	—
Brazilian Real	R$	1,725	(44)	—
New Zealand Dollar	NZ$	29	(2)	—
Indian Rupee	Rs	9,166	(14)	—
Chinese Yuan	C¥	1268	$(20)	$—
Total			$(856)	$—

(1)	As of December 31, 2015, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, and Special LP Units.

(2)	Net of Canadian Dollar denominated loans.

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

Interest Rate Hedging
The following table provides our partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2017 and 2016:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2017	Interest rate caps of US$ LIBOR debt	$1,958	2.3% - 3.5%	May 2018 - Oct. 2020	$1
	Interest rate swaps of US$ LIBOR debt	1,692	0.7% - 2.2%	Jun. 2018 - Mar. 2022	19
	Interest rate caps of £ LIBOR debt	452	1.3%	Dec. 2019	—
	Interest rate swaps of £ LIBOR debt	71	1.5%	Apr. 2020	1
	Interest rate swaps of C$ LIBOR debt	50	3.7% - 4.3%	Nov. 2021	1
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2029	(13)
Dec. 31, 2016	Interest rate caps of US$ LIBOR debt	$4,933	2.5% - 5.8%	Jan. 2017 - Jun. 2020	$—
	Interest rate swaps of US$ LIBOR debt	502	1.5% - 2.2%	Jun. 2018 - Nov. 2020	(6)
	Interest rate caps of £ LIBOR debt	37	2.5%	Aug. 2017	—
	Interest rate swaps of £ LIBOR debt	85	1.0% - 1.5%	Apr. 2020 - Jun. 2021	2
	Interest rate swaps of € EURIBOR debt	146	0.3% - 1.4%	Oct. 2017 - Apr. 2021	(4)
	Interest rate swaps of C$ LIBOR debt	44	3.7%	Nov. 2021	—
	Interest rate swaps of A$ BBSW/BBSY debt	65	1.9%	Jul. 2017	(1)
	Interest rate swaps on forecasted fixed rate debt	300	3.7% - 4.0%	Jun. 2027 - Jun. 2029	(34)

For the year ended December 31, 2017, the amount of hedge ineffectiveness recorded in earnings in connection with our partnership’s interest rate hedging activities totaled $14 million. (December 31, 2016 - $18 million).

Foreign Currency Hedging

The following table presents the partnership's outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2017 and 2016:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2017	Net investment hedges		€191	€0.83/$ - €0.92/$	Jan. 2018 - Dec. 2018	(7)
	Net investment hedges		£2,923	£0.73/$ - £0.81/$	Jan. 2018 - Jan. 2019	(237)
	Net investment hedges	A$	768	A$1.26/$ - A$1.38/$	Jan. 2018 - Feb. 2019	(21)
	Net investment hedges	C¥	1,165	C¥6.71/$ - C¥7.09/$	Jan. 2018 - Dec. 2018	(7)
	Net investment hedges	C$	127	C$1.25/$ - C$1.26/$	Oct. 2018 - Dec. 2018	—
	Cash flow hedges	C$	150	C$1.27/$	Apr. 2018	1
	Net investment hedges	₩	616,289	₩1,084.95/$ - ₩1,127.75/$	Aug. 2018 - Jan. 2019	(26)
	Cash flow hedges	Rs	771	Rs65.24/$	Mar. 2018	—
Dec. 31, 2016	Net investment hedges		€600	€0.87/$ - €0.94/$	Feb. 2017 - Feb. 2018	$8
	Net investment hedges		£3,664	£0.68/$ - £0.82/$	Jan. 2017 - Jan. 2018	(18)
	Net investment hedges	A$	1,967	A$1.32/$ - A$1.41/$	Jan. 2017 - Dec. 2017	36
	Net investment hedges	C¥	1,750	C¥6.77/$ - C¥7.20/$	Feb. 2017 - Dec. 2017	7
	Net investment hedges	R$	—	R$3.27/$ - R$3.83/$	Jan. 2017 - Feb. 2017	(9)
	Cash flow hedges	R$	500	R$3.35/$	Mar. 2017	1
	Net investment hedges	₩	585,600	₩1,135.30/$ - ₩1,167.90/$	Sep. 2017 - Dec. 2017	22
	Cash flow hedges	Rs	12,500	Rs67.84/$ - Rs70.60/$	Feb. 2017 - Sep. 2017	1

In addition, as of December 31, 2017, our partnership had designated nil (December 31, 2016 – C$690 million) of Canadian Dollar financial liabilities as hedges against our partnership’s net investment in Canadian operations.

For the years ended December 31, 2017 and 2016, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
These other derivatives have not been designated as hedges for accounting purposes.

The following tables provide detail of our partnership’s other derivatives that have been entered into to manage financial risks as of December 31, 2017 and December 31, 2016:

(US$ millions)	Derivative type	Notional	Maturity dates	Rates	Fair value
Dec. 31, 2017	Interest rate caps	$5,351	Jan. 2018 - Oct. 2020	2.5% - 5.8%	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	Jun. 2028 - Dec. 2029	1.9% - 6.0%	(194)
	Interest rate swaps of US$ LIBOR debt	1,050	Sep. 2018 - Nov. 2020	1.4% - 1.6%	10
	Interest rate swaptions	560	Jun. 2018 - Nov. 2018	1.0%	—
Dec. 31, 2016	Interest rate swaps on forecasted fixed rate debt	$1,460	Jun. 2018 - Nov. 2028	1.9% - 6.0%	$(172)
	Interest rate caps	350	Jul. 2017	3.3%	—
	Interest rate swaptions	1,660	Jun. 2017 - Nov. 2018	1.0%	2

(US$ Millions)	Derivative type		Notional	Maturity dates	Strike prices	Fair value
Dec. 31, 2015	Foreign currency call	A$	175	Mar. 2016	A$1.22/$	$—
	Foreign currency call	A$	275	Apr. 2016	A$1.25/$	—
	Foreign currency put		£370	Jan. 2016	£0.71/$	—
	Foreign currency put		£200	Mar. 2016	£0.71/$	(1)
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—
	Foreign currency call	A$	250	Apr. 2016	A$1.22/$	—

There were no outstanding foreign currency calls or puts as of December 31, 2017 and 2016.

Our partnership recognized fair value losses, net of approximately $29 million (December 31, 2016 - $60 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

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

Through the second quarter of 2015, the partnership also paid a quarterly equity enhancement distribution to Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeded its total capitalization value that immediately followed the spin-off of Brookfield Asset Management’s commercial property operations on April 15, 2013, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership was equal to the volume-weighted average of the closing prices of the LP Units on the Nasdaq (or the NYSE for periods prior to November 16, 2017) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership.

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

The base management fee for the year ended December 31, 2017 was $104 million (2016 - $104 million, 2015 - $76 million). The equity enhancement distribution for the year ended December 31, 2017 was $26 million (2016 - $25 million, 2015 - $60 million).

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

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Balances outstanding with related parties:
Participating loan interests	$517	$471
Net (payables)/receivables within equity accounted investments	(49)	110
Loans and notes receivable(1)	96	46
Receivables and other assets	11	71
Deposit and promissory note from Brookfield Asset Management	(633)	(500)
Property-specific obligations	(415)	(323)
Loans and notes payable and other liabilities	(156)	(136)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At December 31, 2017, includes $96 million (December 31, 2016 - $46 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Transactions with related parties:
Commercial property revenue	$19	$20	$22
Management fee income	6	5	3
Participating loan interests (including fair value gains, net)(1)	86	61	129
Interest expense on debt obligations	29	28	55
Interest on capital securities held by Brookfield Asset Management	83	76	76
General and administrative expense (2)	204	212	207
Construction costs(3)	295	266	308

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2017, we and QIA each acquired a 25% interest in two multifamily developments from Canary Wharf for a combined consideration of £70 million ($87 million), representing costs incurred to the date of sale plus the equity funding required to complete the developments.

During the first quarter of 2017, we along with a Brookfield real estate opportunity fund, acquired a 25% and 75% interest, respectively, of One Post Street, an office building in San Francisco, California for $245 million.

PORTFOLIO LISTING
The following table presents details of our property portfolio as of December 31, 2017:

Core Office Property Portfolio			Assets under management			Proportionate at subsidiary level(1)			Proportionate to Unitholders(2)		Proportionate to LP Unitholders(3)
Dec. 31, 2017	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
(Sq. ft in 000’s)
CONSOLIDATED PROPERTIES
United States
Midtown New York	1	100.0%	1,134	14	1,148	100.0%	1,134	1,148	1,134	1,148	411	416
Downtown New York	5	95.0%	7,937	478	8,415	100.0%	7,937	8,415	7,937	8,415	2,876	3,049
Washington, D.C.	13	85.7%	3,161	2,039	5,200	92.3%	2,905	4,797	2,905	4,797	1,052	1,738
Los Angeles	7	85.5%	8,565	4,279	12,844	47.3%	4,052	6,076	4,052	6,076	1,468	2,201
Houston	5	81.1%	5,052	1,186	6,238	86.6%	4,389	5,399	4,389	5,399	1,591	1,957
Denver	1	95.4%	1,315	582	1,897	51.0%	671	968	671	968	243	351
San Francisco	2	96.3%	623	6	629	33.1%	206	208	206	208	75	76
	34	88.7%	27,787	8,584	36,371	74.3%	21,294	27,011	21,294	27,011	7,716	9,788
Canada
Toronto	11	97.6%	9,253	1,737	10,990	69.3%	6,417	7,613	6,417	7,613	2,325	2,758
Calgary	9	90.9%	7,166	1,195	8,361	58.5%	4,297	4,894	4,297	4,894	1,557	1,773
Ottawa	7	94.9%	1,735	803	2,538	25.1%	436	637	436	637	158	231
	27	94.4%	18,154	3,735	21,889	58.9%	11,150	13,144	11,150	13,144	4,040	4,762
Australia and New Zealand
Sydney	4	99.6%	790	140	930	82.7%	665	769	665	769	241	279
Melbourne	1	100.0%	499	15	514	50.0%	250	257	250	257	90	93
Brisbane	1	75.7%	304	33	337	100.0%	304	337	304	337	110	122
Perth	4	94.2%	1,889	256	2,145	84.1%	1,586	1,805	1,586	1,805	575	654
	10	94.7%	3,482	444	3,926	80.7%	2,805	3,168	2,805	3,168	1,016	1,148
United Kingdom
London	2	98.2%	124	13	137	100.0%	124	137	124	137	45	50
	2	98.2%	124	13	137	100.0%	124	137	124	137	45	50
Brazil
São Paulo	1	100.0%	276	209	485	51.1%	141	248	141	248	51	90
Rio de Janeiro	1	100.0%	204	64	268	46.6%	95	125	95	125	34	45
	2	100.0%	480	273	753	49.5%	236	373	236	373	85	135
Total Consolidated Properties	75	91.4%	50,027	13,049	63,076	69.5%	35,609	43,833	35,609	43,833	12,902	15,883

UNCONSOLIDATED PROPERTIES
United States
Midtown New York	4	93.6%	3,860	97	3,957	49.7%	1,923	1,968	1,923	1,968	697	713
Downtown New York	2	92.0%	4,927	65	4,992	31.9%	1,584	1,594	1,584	1,594	574	578
Washington, D.C.	12	95.9%	2,583	904	3,487	35.2%	912	1,228	912	1,228	330	445
Boston	2	97.4%	910	245	1,155	27.7%	255	320	255	320	93	117
Los Angeles	2	93.1%	371	389	760	42.2%	157	321	157	321	57	116
Houston	1	97.9%	1,135	699	1,834	10.0%	113	183	113	183	41	66
Denver	1	83.0%	1,338	511	1,849	50.0%	669	924	669	924	243	335
	24	93.1%	15,124	2,910	18,034	36.3%	5,613	6,538	5,613	6,538	2,035	2,370
Australia and New Zealand
Sydney	6	97.9%	2,931	554	3,485	51.7%	1,515	1,803	1,515	1,803	549	653
Melbourne	1	100.0%	858	341	1,199	50.0%	429	599	429	599	156	218
	7	98.4%	3,789	895	4,684	51.3%	1,944	2,402	1,944	2,402	705	871
United Kingdom
London	25	95.9%	9,497	1,110	10,607	43.5%	4,070	4,618	4,070	4,618	1,475	1,674
	25	95.9%	9,497	1,110	10,607	43.5%	4,070	4,618	4,070	4,618	1,475	1,674
Germany
Berlin	16	91.1%	2,477	1,170	3,647	25.0%	620	912	620	912	225	331
	16	91.1%	2,477	1,170	3,647	25.0%	620	912	620	912	225	331
Total Unconsolidated Properties	72	94.4%	30,887	6,085	36,972	39.1%	12,247	14,470	12,247	14,470	4,440	5,246
Total Core Office Properties	147	92.6%	80,914	19,134	100,048	58.3%	47,856	58,303	47,856	58,303	17,342	21,129

(1)	Reflects our partnership’s interest before considering non-controlling interests in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Opportunistic Office Property Portfolio			Assets under management			Proportionate at subsidiary level(1)			Proportionate to Unitholders(2)		Proportionate to LP Unitholders(3)
Dec. 31, 2017	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
(Sq. ft in 000’s)
CONSOLIDATED PROPERTIES
United States
Los Angeles	13	55.8%	2,978	936	3,914	100.0%	2,978	3,914	894	1,174	324	425
San Diego	1	56.9%	177	—	177	100.0%	177	177	53	53	19	19
San Francisco/San Jose	35	79.4%	1,416	—	1,416	100.0%	1,416	1,416	392	392	142	142
Washington, D.C.	8	81.5%	2,048	—	2,048	99.8%	2,044	2,044	533	533	193	193
Houston	5	71.1%	4,208	570	4,778	99.8%	4,199	4,769	926	1,074	336	389
Dallas	6	80.3%	466	—	466	100.0%	466	466	140	140	51	51
	68	70.1%	11,293	1,506	12,799	99.9%	11,280	12,786	2,938	3,366	1,065	1,219
United Kingdom
London	2	93.4%	816	90	906	30.1%	246	273	246	273	89	99
	2	93.4%	816	90	906	30.1%	246	273	246	273	89	99
Brazil
Rio de Janeiro	3	98.9%	1,223	618	1,841	32.0%	391	589	391	589	142	213
São Paulo	5	88.3%	1,470	1,352	2,822	32.0%	471	903	471	903	171	327
	8	98.9%	2,693	1,970	4,663	32.0%	862	1,492	862	1,492	313	540
India
NCR (Delhi region)	33	90.9%	9,272	4,491	13,763	89.3%	8,253	12,295	3,060	4,542	1,109	1,646
Kolkata	10	94.9%	2,523	904	3,427	100.0%	2,523	3,427	833	1,131	302	410
Mumbai	14	90.9%	2,699	—	2,699	100.0%	2,699	2,699	870	870	315	315
	57	91.6%	14,494	5,395	19,889	92.6%	13,475	18,421	4,763	6,543	1,726	2,371
South Korea
Seoul	4	67.0%	3,256	1,189	4,445	63.0%	2,052	2,801	716	978	259	354
	4	67.0%	3,256	1,189	4,445	63.0%	2,052	2,801	716	978	259	354
Total Consolidated Properties	139	81.9%	32,552	10,150	42,702	83.8%	27,915	35,773	9,525	12,652	3,452	4,583

Total Opportunistic Office Properties	139	81.9%	32,552	10,150	42,702	83.8%	27,915	35,773	9,525	12,652	3,452	4,583

(1)	Reflects our partnership’s interest before considering non-controlling interests in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Core Retail Property Portfolio(1)			Assets under management	Proportionate at subsidiary level(2)		Proportionate to Unitholders(3)	Proportionate to LP Unitholders(4)
Dec. 31, 2017	Number of properties	% Leased	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
UNCONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	19	96.3%	16,189	74.7%	12,086	4,087	1,481
Southwest region	17	98.2%	21,098	85.6%	18,063	6,109	2,214
East North Central region	14	96.9%	14,340	80.5%	11,541	3,903	1,415
Southeast region	17	95.0%	16,590	79.4%	13,170	4,454	1,614
Mideast region	16	97.3%	15,583	84.3%	13,142	4,445	1,611
Mountain region	12	97.2%	13,250	82.4%	10,913	3,691	1,337
Northeast region	19	97.5%	15,071	89.4%	13,461	4,552	1,650
West North Central region	11	95.9%	10,263	94.9%	9,738	3,293	1,193
Total Unconsolidated Properties	125	96.7%	122,384	83.4%	102,114	34,534	12,515
Total Core Retail Properties	125	96.7%	122,384	83.4%	102,114	34,534	12,515

(1)	Does not include non-regional malls

(2)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(3)	Reflects our partnership’s interest net of non-controlling interests described in note (2) above.

(4)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Opportunistic Retail Property Portfolio(1)			Assets under management	Proportionate at subsidiary level(2)		Proportionate to Unitholders(3)	Proportionate to LP Unitholders(4)
Dec. 31, 2017	Number of properties	% Leased	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	9	88.7%	7,008	100.0%	7,008	3,527	1,278
Southwest region	6	80.2%	3,198	100.0%	3,198	1,556	564
East North Central region	6	89.9%	4,514	100.0%	4,514	2,272	823
Southeast region	3	92.3%	2,786	86.9%	2,421	1,218	441
Mideast region	5	88.8%	4,265	100.0%	4,265	2,147	778
Mountain region	5	92.7%	1,832	100.0%	1,832	922	334
Northeast region	4	79.4%	2,355	61.0%	1,436	623	226
	38	87.7%	25,958	95.0%	24,674	12,265	4,444
Total Consolidated Properties	38	87.7%	25,958	95.0%	24,674	12,265	4,444
UNCONSOLIDATED PROPERTIES
Brazil
São Paulo	4	93.8%	1,511	46.7%	705	325	118
Rio de Janeiro	2	97.5%	959	73.2%	702	324	117
	6	95.3%	2,470	57.0%	1,407	649	235
U.S. Properties
Mountain region	1	71.7%	382	100.0%	382	45	16
	1	71.7%	382	100.0%	382	45	16
Total Unconsolidated Properties	7	92.1%	2,852	62.7%	1,789	694	251
Total Opportunistic Retail Properties	45	88.1%	28,810	95.0%	26,463	12,959	4,695

(1)	Does not include non-regional malls; includes anchor space.

(2)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(3)	Reflects our partnership’s interest net of non-controlling interests described in note (2) above.

(4)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Industrial Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2017	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
United States
California	22	4,402	100.0%	4,402	1,319	478
Florida	5	610	100.0%	610	183	66
Georgia	5	1,709	100.0%	1,709	512	186
Illinois	5	1,702	100.0%	1,702	510	185
Indiana	2	1,258	100.0%	1,258	377	137
Kentucky	4	2,539	100.0%	2,539	761	276
Maryland	1	113	100.0%	113	34	12
Mississippi	4	1,975	100.0%	1,975	592	215
New Jersey	1	343	100.0%	343	103	37
Ohio	1	109	100.0%	109	33	12
Tennessee	1	787	100.0%	787	236	86
Texas	35	5,142	100.0%	5,142	1,541	558
	86	20,689	100.0%	20,689	6,201	2,248
Asia
China	1	274	100.0%	274	94	34
	1	274	100.0%	274	94	34
Total Consolidated Properties	87	20,963	100.0%	20,963	6,295	2,282

UNCONSOLIDATED PROPERTIES
United States
California	1	680	50.0%	342	205	74
Florida	3	411	50.0%	205	123	45
Georgia	1	396	50.0%	198	119	43
Illinois	3	1,137	50.0%	568	341	124
Kentucky	1	387	50.0%	194	116	42
Mississippi	4	1,168	50.0%	584	350	127
New Jersey	3	2,553	50.0%	1,276	765	277
Ohio	4	1,835	49.8%	913	549	199
Texas	5	1,634	49.9%	815	490	178
Total Unconsolidated Properties	25	10,201	49.9%	5,095	3,058	1,109
Total Industrial Properties	112	31,164	83.6%	26,058	9,353	3,391

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Multifamily Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2017	Number of properties	Total	Owned %	Total	Total	Total
(Units)
CONSOLIDATED PROPERTIES
United States
New York	6	3,962	99.0%	3,922	1,203	436
Ohio	15	2,884	100.0%	2,884	737	267
Virginia	6	1,882	100.0%	1,882	482	175
Michigan	5	1,534	100.0%	1,534	392	142
North Carolina	6	1,404	100.0%	1,404	359	130
Florida	4	1,294	100.0%	1,294	331	120
Georgia	3	1,031	100.0%	1,031	440	159
Texas	4	946	100.0%	946	241	87
Maryland	3	841	100.0%	841	463	168
Indiana	3	836	100.0%	836	214	78
California	1	416	100.0%	416	254	92
Total Consolidated Properties	56	17,030	99.8%	16,990	5,116	1,854

UNCONSOLIDATED PROPERTIES
United States
California	9	2,319	100.0%	2,319	864	313
Texas	3	1,131	100.0%	1,131	298	108
Washington	4	1,125	100.0%	1,125	419	152
Florida	4	1,042	100.0%	1,042	388	141
Arizona	3	1,016	100.0%	1,016	379	137
Georgia	2	728	100.0%	728	177	64
Nevada	2	642	100.0%	642	239	87
North Carolina	1	324	100.0%	324	121	44
Maryland	1	300	100.0%	300	112	41
Virginia	1	226	100.0%	226	84	30
Connecticut	1	168	100.0%	168	63	23
Colorado	1	160	100.0%	160	60	22
Total Unconsolidated Properties	32	9,181	100.0%	9,181	3,204	1,162
Total Multifamily Properties	88	26,211	99.8%	26,171	8,320	3,016

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries and properties.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Hospitality Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2017	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
North America	4	5,947	100.0%	5,947	2,418	876
United Kingdom	5	4,199	100.0%	4,199	1,147	416
Canada	1	1,372	100.0%	1,372	351	127
Total Consolidated Properties	10	11,518	100.0%	11,518	3,916	1,419

UNCONSOLIDATED PROPERTIES
North America	7	2,816	63.4%	1,785	409	148
Australia	3	932	100.0%	932	293	106
Total Unconsolidated Properties	10	3,748	72.5%	2,717	702	254
Total Hospitality Properties	20	15,266	93.2%	14,235	4,618	1,673

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Triple Net Lease Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2017	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
North America	326	16,524	100.0%	16,524	4,238	1,536
Total Consolidated Properties	326	16,524	100.0%	16,524	4,238	1,536

Total Triple Net Lease Properties	326	16,524	100.0%	16,524	4,238	1,536

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Self-Storage Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2017	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
United States	206	15,240	100.0%	15,240	15,240	5,523
Total Consolidated Properties	206	15,240	100.0%	15,240	15,240	5,523

Total Self-Storage Properties	206	15,240	100.0%	15,240	15,240	5,523

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Student Housing Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2017	Number of properties	Total	Owned %	Total	Total	Total
(Beds)
CONSOLIDATED PROPERTIES
United Kingdom	29	11,011	100.0%	11,011	2,814	1,020
Total Consolidated Properties	29	11,011	100.0%	11,011	2,814	1,020

Total Student Housing Properties	29	11,011	100.0%	11,011	2,814	1,020

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Manufactured Housing Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2017	Number of properties	Total	Owned %	Total	Total	Total
(Sites)
CONSOLIDATED PROPERTIES
United States	136	32,413	100.0%	32,413	8,285	3,002
Total Consolidated Properties	136	32,413	100.0%	32,413	8,285	3,002

Total Manufactured Housing Properties	136	32,413	100.0%	32,413	8,285	3,002

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

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

Investment Properties
Investment properties include commercial properties held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. Substantially all our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value.We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. Discount and terminal capitalization rates are verified by comparing to market data, third-party reports, research material and brokers opinions. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cash flows. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level.

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

In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give us the current ability to direct the relevant activities of the investee. We also make judgments as to the amount of potential voting rights which provides us or unrelated parties voting powers, the existence of contractual relationships that provide us voting power, the ability to appoint directors and the ability of other investors to remove us as a manager or general partner. We enter into voting agreements to provide our partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from our involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns we make judgments when we are an investor as to whether we are a principal or agent and whether another entity with decision-making rights is acting as an agent for us. If we determine that we are acting as an agent, as opposed to principal, we do not control the investee.

Revaluation Method Hospitality Assets
We account for our investments in hospitality properties as property, plant and equipment under the revaluation model. Hospitality properties are recognized initially at cost or fair value if acquired in a business combination and subsequently carried at fair value at the balance sheet date less any accumulated impairment and subsequent accumulated depreciation. Fair values of North American hospitality properties and the short-break destinations across the United Kingdom owned by Center Parcs UK are determined using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Fair values of the hospitality assets are also reviewed in reference to each hospitality asset’s enterprise value which is determined using a discounted cash flow model.

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

GGP
As of December 31, 2017, we held an indirect 34% interest in GGP and were entitled to nominate three of the nine directors to GGP’s board and vote all of our shares for those directors.

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

Use of Estimates
Our partnership makes estimates and assumptions that affect carried amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)   Fair value of investment property
Our partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows (including rental payments and other outflows) in respect of such leases. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which the partnership determines using external information including market data, third-party reports and research and observable conditions, where possible, in conjunction with internal analysis.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. We generally do not measure or record our properties prepared by external valuation professionals.

(ii)   Fair value of financial instruments
Prior to exercising our warrants to acquire common shares of GGP in the fourth quarter of 2017, we determined the fair value of our warrants using a Black-Scholes option pricing model wherein we were required to make estimates and assumptions regarding expected future volatility of GGP’s shares and the term of the warrants.

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

Future Accounting Policy Changes
The following are accounting policies issued that our partnership expects to adopt in the future:

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018. An entity may adopt the standard on a fully retrospective or on a modified retrospective basis.

Management held strategic planning sessions with its subsidiaries and equity accounted investments and has developed and implemented an adoption plan. In doing so, Management identified major revenue streams and accumulated detailed information on contractual arrangements that may be impacted by the changes at the transition date. Management reviewed contractual arrangements to identify the partnership’s performance obligations and allocate the appropriate transaction price to each performance obligation. Management has completed the overall analysis and assessed the impact of IFRS 15 on information technology systems and internal controls.

Management has determined that the partnership’s revenue is from leases which are outside the scope of IFRS 15. The partnership’s material revenue streams subject to IFRS 15 are hospitality revenue and non-lease components within lease arrangements arising from the recovery of certain operating expenses from tenants. Management analysis of these revenue streams focused on the identification of performance obligations and the evaluation of the appropriate period of revenue recognition. Based on the nature of the revenue streams, IFRS 15 is not expected to change the pattern of revenue recognition by the partnership.

Management is in the process of drafting the disclosure required by the standard effective in the first quarter of 2018. Management is progressing as planned for the implementation of the standard and plans to adopt the standard using the modified retrospective approach. This method requires a cumulative catch-up adjustment to retained earnings as of January 1, 2018 as if the standard had always been in effect. No adjustment will be recognized upon adoption based on Management’s analysis.

IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 supersedes IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely to risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018.
The partnership has a global team in place to evaluate the impact of IFRS 9 on its consolidated financial statements. Management has participated in strategic planning sessions with its subsidiaries and equity accounted investments. Managements has inventoried the financial assets and financial liabilities in the scope of IFRS 9, analyzed the classification and measurement of these financial instruments under IFRS 9, designated the derivative contracts to which hedge accounting will be applied, and determined the required adjustment to the amortized cost of of financial liabilities modified prior to the adoption of IFRS 9.
Management is in the process of drafting the disclosure required by the standard effective in the first quarter of 2018. The partnership plans to adopt the standard retrospectively with no restatement of comparatives. A cumulative adjustment will be recorded through equity upon initial adoption, if required. Based on management’s analysis, no material adjustment to the carrying amounts of financial assets and liabilities or to opening retained earnings will be required on adoption.

IFRS 16, Leases (“IFRS 16”)

IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The partnership is in the process of determining the impact of IFRS 16 on its consolidated financial statements.

5.B.    LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity.At December 31, 2017, capital totaled $76 billion compared with $72 billion at December 31, 2016.

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

We plan to meet these liquidity needs by accessing our group-wide liquidity of $5,881 million at December 31, 2017 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities. Since December 31, 2016, we added construction facilities related to certain active developments.

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Corporate cash and cash equivalents	$89	$125
Available committed corporate credit facility	731	869
Available subordinated credit facility	148	253
Corporate liquidity	968	1,247
Proportionate cash retained at subsidiaries	1,201	1,102
Proportionate availability under construction facilities	2,777	3,013
Proportionate availability under subsidiary credit facilities	935	992
Group-wide liquidity(1)	$5,881	$6,354

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Dec. 31, 2017
2018	$3,977
2019	3,829
2020	2,749
2021	4,957
2022	1,885
Thereafter	11,322
Deferred financing costs	(259)
Secured debt obligations	$28,460
Loan to value (%)	55%

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2017. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership. Summaries of our debt profile for each of our segments are included elsewhere in this Form 20-F.

For the years ended December 31, 2017, 2016 and 2015, the partnership made distributions to unitholders of $830 million, $796 million and $755 million, respectively. This compares to cash flow from operating activities of $639 million, $745 million and $590 million, respectively, for each of the three years then ended. In 2017, 2016 and 2015, distributions exceeded cash flow from operating activities. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. In 2017, 2016 and 2015, the partnership funded the gap between its distributions and cash flow from operating activities through approximately $1,779 million, $1,180 million and $1,193 million of realized gains from the disposition of assets with meaningful returns on capital, respectively. Distributions made to unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

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

 5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2017:

(US$ Millions)		Payments due by period
Dec. 31, 2017	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations	$36,884	$6,133	$4,846	$5,097	$6,705	$2,946	$11,157
Capital securities	4,165	1,326	—	53	576	165	2,045
Lease obligations	1,862	34	31	30	30	29	1,708
Commitments(1)	1,155	609	409	122	15	—	—

Interest expense(2):
Debt obligations	7,007	$1,489	$1,330	$1,165	$970	$673	$1,380
Capital securities	1,084	226	149	148	147	107	307
Interest rate swaps	6	2	2	1	1	—	—

(1)	Primarily consists of construction commitments on commercial developments.

(2)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

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

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)(2)	Age	Position with the BPY General Partner	Principal Occupation
Jeffrey M. Blidner Toronto, Canada	69	Director	Senior Managing Partner of Brookfield Asset Management
Soon Young Chang Dubai, United Arab Emirates	58	Director	Director of Dubai World; Senior Advisor of Investment Corporation of Dubai
Richard B. Clark New York, United States	59	Chairman of the Board, Director	Senior Managing Partner of Brookfield Asset Management and Chairman, Brookfield Property Group
Omar Carneiro da Cunha(4) Rio de Janeiro, Brazil	71	Director	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes
Stephen DeNardo(3) Stamford, United States	64	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Louis Joseph Maroun(3)(4) Warwick, Bermuda	67	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
Lars Rodert(4) Stockholm, Sweden	56	Director	Founder and Chief Executive Officer of ÖstVäst Capital Management
Lisa M. Shalett(3) Purchase, United States	51	Director	Director

(1)	The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.

(2)	José Ramón Valente Vías was a director and member of the audit committee during 2017 but resigned from the board on February 9, 2018.

(3)	Member of the audit committee. Mr. DeNardo is the Chair of the audit committee and is the audit committee financial expert.

(4)	Member of the governance and nominating committee. Mr. Maroun is the Chair of the governance and nominating committee.

Set forth below is biographical information for the BPY General Partner’s current directors.

Jeffrey M. Blidner. Mr. Blidner is a Vice Chairman of Brookfield Asset Management and is responsible for its private client business Mr. Blidner is also Chief Executive Officer of Brookfield’s Private Funds Group, Chairman and a director of Brookfield Renewable Partners L.P. and a director of Brookfield Asset Management, Brookfield Infrastructure Partners L.P and Canary Wharf. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

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

Richard B. Clark. Mr. Clark is a Senior Managing Partner of Brookfield Asset Management and Chairman of the board of directors of the company and a member of the board of directors of GGP and BPO. He has over 30 years of real estate experience. Mr. Clark has been employed by Brookfield and its predecessors since 1984 in various senior roles including President and Chief Executive Officer of Brookfield Property Group, BPY and BPO. Mr. Clark holds a Bachelor of Science in Business from the Indiana University of Pennsylvania.

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

Our Management

The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its property business through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the real estate investment cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of real estate investment and operational expertise throughout our operating entities which specialize in office, retail, multifamily, industrial, hospitality, triple net lease, self-storage, student housing and manufactured housing assets, generating significant and stable operating cash flows. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Brian W. Kingston	44	20	17	Chief Executive Officer
Bryan K. Davis	44	22	19	Chief Financial Officer

Set forth below is biographical information for Messrs. Kingston and Davis.

Brian W. Kingston. Mr. Kingston was named Chief Executive Officer in 2015. He is also a Senior Managing Partner at Brookfield Asset Management, Chief Executive Officer of Brookfield Property Group and a director of GGP. Mr. Kingston joined Brookfield in 2001 and has been engaged in a wide range of merger and acquisition activities. From 2008 to 2013 he led Brookfield’s Australian business activities, holding the positions of CEO of Brookfield Office Properties Australia, CEO of Prime Infrastructure and CFO of Multiplex.

Bryan K. Davis. Mr. Davis was named Chief Financial Officer in 2015. Prior to that, he was Chief Financial Officer of Brookfield’s global office property company for eight years and spent five years in senior finance roles. Mr. Davis also held various senior finance positions including Chief Financial Officer of Trilon Financial Corporation, Brookfield Asset Management’s financial services subsidiary. Prior to joining Brookfield Asset Management in 1999, Mr. Davis was involved in providing restructuring and advisory services at Deloitte & Touche LLP. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

The directors and officers of the BPY General Partner and our Service Providers and their associates, as a group, beneficially own, directly or indirectly, or exercise control and direction over, our units representing in the aggregate less than 1% of our issued and outstanding units on a fully-exchanged basis.

 6.B.    COMPENSATION

The BPY General Partner pays each of its directors $125,000 per year for serving on its board of directors and various board committees. The BPY General Partner pays the chair of the audit committee an additional $20,000 per year and pays the other members of the audit committee an additional $10,000 per year for serving in such positions. The BPY General Partner also pays the lead independent director an additional $10,000 per year.

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

Pursuant to the investor agreement between us and the Class A Preferred Unitholder dated December 4, 2014, the Class A Preferred Unitholder is entitled, for so long as it owns an aggregate limited partnership interest in our company of at least 5% of our issued and outstanding units on a fully-diluted basis, to designate one individual to the BPY General Partner’s board of directors. Such individual must meet the standards of independence established by the Nasdaq and the TSX and be reasonably acceptable to the board of directors. As of the date of this Form 20-F, the Class A Preferred Unitholder has not exercised this right.

Lead Independent Director

The BPY General Partner’s board of directors has selected Lars Rodert to serve as lead independent director. The lead independent director’s primary role is to facilitate the functioning of the board (independently of the Service Providers and Brookfield), and to maintain and enhance the quality of our company’s corporate governance practices. The lead independent director presides over the private sessions of the independent directors of the BPY General Partner that take place following each meeting of the board and conveys the results of these meetings to the chair of the board. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with our unitholders or other stakeholders of our company.

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

Our conflicts policy requires the transactions described above to be approved by the BPY General Partner’s governance and nominating committee. Pursuant to our conflicts policy, the BPY General Partner’s governance and nominating committee may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. The conflicts policy can be amended at the discretion of the BPY General Partner’s governance and nominating committee. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest”.

Service Contracts

There are no service contracts with directors that provide benefit upon termination of office or services.

Director Unit Ownership Requirements

The BPY General Partner believes that directors can better represent our unitholders if they have economic exposure to our company themselves. Our company expects that non-Brookfield-employed directors, or outside directors, should hold sufficient limited partnership units such that the acquisition costs of units held by such directors are equal to at least two times their annual retainer, as determined by the board of directors from time to time.

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

 6.D.    EMPLOYEES

While certain of our operating entities have employees, the BPY General Partner, our partnership, the Property Partnership and the Holding Entities do not have any employees. Our partnership has entered into a Master Services Agreement with the Service Providers pursuant to which each Service Provider and certain other affiliates of Brookfield provide, or arrange for other Service Providers to provide, day-to-day management and administrative services for our company, the Property Partnership and the Holding Entities. The fees payable under the Master Service Agreement are set forth under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement - Management Fee”.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.    MAJOR SHAREHOLDERS

As of March 1, 2018, there are 255,015,458 limited partnership units of our company outstanding. To our knowledge, as of March 1, 2018, no person or company, other than Brookfield, Partners Limited and the Class A Preferred Unitholder, beneficially owns or controls or directs, directly or indirectly, more than 5% of our units. See also the information contained in this Form 20-F under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.

As of March 1, 2018, 113,403 of our outstanding units were held by 1,217 holders of record in the United States, not including units of our company held of record by the Depository Trust Company, or DTC. As of March 1, 2018, DTC was the holder of record of 62,978,941 units.

As of March 1, 2018, 269,517 of our outstanding units were held by 3,947 holders of record in Canada, not including units of our company held of record by Clearing and Depository Services Inc., or CDS. As of March 1, 2018, CDS was the holder of record of 191,641,418 units.

The following table presents information regarding the beneficial ownership of our company, as of March 1, 2018, by each person or entity that we know beneficially owns 5% or more of our company.

	Units Outstanding
Name and Address	Units Owned(1)	Percentage
Brookfield Asset Management Inc.(2) Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	487,880,284	69%
Partners Limited(3) Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	491,493,730	69%
Qatar Investment Authority(4) Q-Tel Tower Diplomatic Area Street, West Bay Doha, Qatar	70,038,910	7%

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

 7.B.    RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH BROOKFIELD

Brookfield Asset Management

Brookfield Asset Management is a global alternative asset manager with approximately $260 billion in assets under management. It has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield Asset Management offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

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

Maturity of Class A Preferred Units

The Class A Preferred Units are exchangeable at the option of the Class A Preferred Unitholder into our units at a price of $25.70 per unit and were issued on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. After three years for the seven-year tranche and four years for the ten- and twelve-year tranches, we can effectively require a holder of Class A Preferred Units to exchange the Class A Preferred Units into our units as long as our units are trading at or above 125%, 130% and 135%, respectively, of the exchange price. Upon maturity, the Class A Preferred Units that remain outstanding will be redeemed in exchange for our units valued at the 20-day, volume-weighted average trading price at such time. To the extent that the market price of our units is less than 80% of the exchange price at maturity, Brookfield has contingently agreed to acquire the seven-year and ten-year tranches of Class A Preferred Units from the holder of Class A Preferred Units for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Units with terms and conditions substantially similar to the twelve-year tranche. Brookfield has also agreed with the Class A Preferred Unitholder to grant Brookfield the right to purchase all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, and to grant the Class A Preferred Unitholder the right to sell all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, in each case at a price equal to the issue price for such Class A Preferred Units plus accrued and unpaid dividends.

Conflicts of Interest

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between our company and our unitholders, on the one hand, and Brookfield and other Brookfield-sponsored funds or accounts, or Brookfield Funds, on the other hand. The discussion below sets out certain of the conflicts of interest that may arise, but does not purport to be a complete list or explanation of all potential conflicts of interest. Dealing with conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise. While Brookfield acts in good faith to resolve all potential conflicts in a manner that is fair and balanced taking into account the facts and circumstances known to it at the time, there can be no assurance that any determination made by Brookfield will be most beneficial to us, favorable to us or would not have been different if additional information were available to it.

•
Allocation of Investment Opportunities and Expenses. In originating and recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us, to itself, to Brookfield Funds or third parties. Brookfield and Brookfield Funds have (and future Brookfield Funds may in the future have) investment objectives that overlap with those of our company. In addition, we generally expect to be a large (or largest) investor in certain Brookfield Funds that invest primarily in real estate and real estate-related assets. As a result, such Brookfield Funds may be in competition with, or have priority over, our company in respect of particular investment opportunities, and opportunities sourced by Brookfield that would otherwise be suitable for us may not be available to us, we may receive a smaller allocation of such opportunities than would otherwise have been the case, or we may receive an allocation of such opportunities on different terms than Brookfield or Brookfield Funds (which may be less favorable). In addition, there may be circumstances where Brookfield will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy, limits arising due to regulatory or tax considerations, limits on our financial capacity or because of the immaturity of the target assets, and that Brookfield is entitled to pursue the acquisition on its own behalf or on behalf of Brookfield Funds rather than offering us the opportunity to make the acquisition. As a result of the various considerations above, there may be differences in the performance of our company and Brookfield Funds that employ strategies that are similar to our investment strategies.

We will incur expenses with respect to the consideration and pursuit of transactions that are not ultimately consummated, referred to as broken-deal expenses, including through our investments in Brookfield Funds. Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction. Broken-deal expenses generally will be allocated among our company, Brookfield and Brookfield Funds in the manner that Brookfield determines to be fair and equitable, which may be pro rata or on a different basis.

•
Co-Investment Opportunities. Because of the scale of typical commercial and other property acquisitions and because our strategy includes completing acquisitions through consortium or partnership arrangements with pension funds and other investors (including through participation in Brookfield Funds), we will likely make co-investments with Brookfield, Brookfield Funds and/or Brookfield-sponsored consortiums and partnerships involving third party investors. Decisions regarding whether and to which parties to offer co-investment opportunities are made by Brookfield and may be based on a number of factors, including strategic or other considerations. As a result, from time to time, we may receive larger or smaller portions of co-investment opportunities than would otherwise have been the case or no portion of certain opportunities. In our capacity as a co-investor, we will typically bear our pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of our co-investments and we may be required to pay our pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees).

•
Other Activities of Our Investment Personnel. The same professionals within Brookfield’s organization who are involved in acquisitions that are suitable for us are responsible for the Brookfield Funds, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us, and such individuals’ broader responsibilities could conflict with their responsibilities to us.

•
Warehousing Investments. Where Brookfield has made an acquisition, it may transfer it to us at a later date after the assets have been developed or we have obtained sufficient financing. Similarly, we may warehouse one or more investments for a Brookfield Fund and transfer the warehoused investment to the applicable Brookfield Fund at cost, plus a pre-agreed interest rate, once the Brookfield Fund has obtained sufficient financing. In the event the applicable Brookfield Fund does not obtain sufficient financing to purchase the warehoused investment and we cannot find another buyer for the investment, we may be forced to retain the investment, the value of which may fluctuate and decline.

•
Transacting with Brookfield. When permitted by applicable law and subject to and in accordance with our Conflicts policy and the terms of the governing documents of the applicable Brookfield Fund, we may buy investments from or sell investments to Brookfield and/or Brookfield Funds. Such transactions generally will require the approval of the BPY General Partner’s independent directors and the advisory committee of the applicable Brookfield Fund.

•
Investments with Related Parties. In certain circumstances, we will have the opportunity to participate in investments which may involve Brookfield or Brookfield Funds in equity or debt positions within a transaction. For example, Brookfield or Brookfield Funds may: (a) enter into a joint transaction with us; (b) be borrowers of certain investments or lenders in respect of our company; (c) hold debt positions either junior or senior to our positions in an investment’s capital stack; or (d) hold other interests. The interests of Brookfield or Brookfield Funds in such investments may differ from our interests and also may have been acquired at different times at different prices and subject to different terms and conditions. As a result of these differences, Brookfield or Brookfield Funds may manage such interests in a way that is different from us (including, for example, by investing in different portions of an issuer’s capital structure, investing in the same portion but on different terms, obtaining exposure to the investment using different types of securities or instruments, voting securities in a different manner, and/or acquiring or disposing of its interests at different times than us). In connection with the foregoing, Brookfield or Brookfield Funds may pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which we have invested, even though such actions or inaction could adversely affect us. For example, if an issuer in which we have an investment and in which Brookfield or a Brookfield Fund also has an investment, but at a different portion of the capital structure, becomes distressed or defaults on its obligations, Brookfield will have conflicting loyalties between its duties to us and to itself or to the Brookfield Funds. In such a situation Brookfield, acting on behalf of itself or a Brookfield Fund, may seek a liquidation, reorganization or restructuring of the issuer that may have an adverse effect on our holdings in the same issuer, and our transactions may be effected at prices or terms that may be less favorable than would otherwise have been the case (or vice versa). In addition, in the event that Brookfield or Brookfield Funds hold voting securities of an issuer in which we hold loans, bonds, or other credit-related securities, Brookfield or such Brookfield Funds may have the right to vote on certain matters that have an adverse effect on the positions held by us. Furthermore, to the extent that Brookfield or a Brookfield Fund has holdings in the same issuer as us, Brookfield may be incentivized to take its interests or the interests of such Brookfield Fund into consideration in connection with actions it takes on behalf of our company, even though taking such interests into account could adversely affect us.

In addition, we and Brookfield or a Brookfield Fund may jointly acquire a portfolio of properties or other assets and thereafter divide up the properties or other assets. In this circumstance, Brookfield will determine the purchase price associated with each property or other asset, which price may not represent the price we would have paid if we had acquired only those properties or other assets we ultimately retain. Furthermore, we and Brookfield or a Brookfield Fund may jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Fund is unable to consummate such investment, we may be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment.
In situations in which we invest alongside Brookfield or a Brookfield Fund, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights, strategic objectives, timing of transactions, such as the disposition of all or part of an investment, or resolution of a liability in connection with an investment. These conflicts may result from various factors, including investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and different target rates of return.

As a result of the various conflicts and related issues described above, we could sustain losses during periods where Brookfield or a Brookfield Fund achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.

•
Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies with which Brookfield is affiliated (a) are controlled, in whole or in part, by persons other than Brookfield or entities controlled by it, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control; (b) have an information barrier in place; or (c) do not coordinate or consult with Brookfield with respect to investment decisions, together, Non-Controlled Affiliates. Such Non-Controlled Affiliates may have investment objectives which overlap with our investment objectives and conflicts may arise therefrom. For example, the possibility exists that such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates could pursue investment opportunities which are suitable for us but which are not made available to us since such Non-Controlled Affiliates do not consult with and/or are not wholly controlled by Brookfield. Similarly, certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to the management of our company. In certain instances, there are information barriers in place and investment operations are managed independently of each other and information is not generally shared relating to such activities.

•
Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, access to financing arrangements and originates acquisition opportunities. Certain of these arrangements were effectively determined by Brookfield in the context of the Spin-off, and therefore may contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our company and Brookfield may arise in negotiating such new or amended arrangements. Furthermore, Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements.

•
Fees for Services. We may be retained to perform a variety of different services to assets of Brookfield and/or Brookfield Funds that would otherwise be provided by third parties, including development oversight, real estate and property management, leasing (including leasing real estate space to a portfolio company), and construction and design. To the extent we provide such services, we will be compensated (a) at rates for the relevant services that do not exceed the rates that Brookfield reasonably believes to be customarily charged (at such time) for similar services by persons engaged in the same or substantially similar activities, or the Customary Rate; provided that, if Customary Rates are not able to be determined, such services may be provided at cost (including an allocable share of internal costs), (b) at fixed rates for the relevant services pre-approved by the BPY General Partner’s independent directors, or (c) at any other rates with consent from the independent directors. In determining Customary Rates, Brookfield will seek to determine what comparable service providers who are engaged in the same or substantially similar activities as Brookfield charge in the ordinary course for similar services at the time of determination. While Brookfield will determine in good faith what rates it believes are customary for such services at such time, there will likely be variances in the marketplace based on an array of factors that affect service providers and the prices of their services, including loss leader pricing strategies or other marketing practices, integration efficiencies, geographic market differences and the quality of the services provided. Brookfield will make a good faith determination as to what it believes to be the Customary Rate at such time, and may base its determination on several factors, including market knowledge, prices charged by competitors, prices charged by Brookfield to a third party, a third party valuation agent, commodity or other price forecasting, prices required in order to meet certain regulatory requirements or qualify for particular governmental programs or other subjective and objective metrics. However, there can be no assurances that the rates charged by us will not be less than those charged by certain similarly-situated service providers in any given circumstance. If the market rate for any service increases such that it is greater than the rate charged by us, then we may be obligated to continue to provide the applicable service at a below-market rate.

•
Sharing of Services. In certain circumstances, in order to create efficiencies and optimize performance, one or more of our investments, portfolio companies or properties may determine to share the operational, legal, financial, back-office or other resources of another of our investments, portfolio companies or properties, or of an investment, portfolio company or property of Brookfield or a Brookfield Fund, each a Brookfield Portfolio Company. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable. In addition, it is possible that one of our investments may be in the business of providing services that are, or could be, utilized by a Brookfield Portfolio Company, or vice versa. In this situation, Brookfield may determine that one or more of our investments should use the Brookfield Portfolio Company’s services, even where these services were previously provided by a third party. These types of arrangements will be entered into in accordance with our Conflicts policy and will not require the consent of our unitholders.

•
Affiliated Transactions. In the ordinary course of business, certain of our investments may receive services from, or participate in transactions or other arrangements with, Brookfield Portfolio Companies and Non-Controlled Affiliates in the ordinary course of their businesses. For example, Brookfield may be a tenant of one of our investments, or vice versa. Compensation for such services or consideration for such transactions or arrangements will be determined by such investment, such Brookfield Portfolio Company or such Non-Controlled Affiliate, as applicable, in their discretion. Such arrangements are expected to be done on an arm’s length basis and in accordance with the company’s Conflicts policy. Additionally, our investments may have arrangements with Brookfield or Brookfield Portfolio Companies that may not have otherwise been entered into but for the affiliation or relationship with Brookfield. For example, one of our investments may contract to acquire power from a portfolio company of a Brookfield infrastructure fund. These types of arrangements will be entered into in accordance with our Conflicts policy. While such transactions and the fees paid to such related parties have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield and such Brookfield Portfolio Companies enhances our capabilities and is an integral part of our operations.

•
Information Sharing. Because of the extensive scope of Brookfield’s activities, Brookfield often has or obtains information that can be utilized by Brookfield across multiple strategies. For example, information Brookfield has or acquires through its management of Brookfield Funds or its own investing activities may be used by Brookfield to identify or evaluate potential investments for us. Conversely, information Brookfield has or acquires in connection with our activities may be used for the benefit of Brookfield or Brookfield Funds (and, for the avoidance of doubt, Brookfield shall have no duty (contractual, fiduciary or otherwise) to keep such information confidential from, or not to use such information in connection with the investment activities of, itself or Brookfield Funds). Brookfield may trade, or may cause Brookfield Funds to trade, on the basis of information it has or obtained through our investment activities. In some cases, this trading may result in Brookfield or a Brookfield Fund taking a position that is different from, and potentially adverse to, a position taken by our company, or may result in Brookfield or a Brookfield Fund benefiting from our investment activities. Brookfield has implemented policies and procedures to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to communication and information sharing. Such policies and procedures may reduce synergies across Brookfield’s various activities, which could negatively affect Brookfield’s or our ability to pursue attractive investment opportunities that would otherwise be available to Brookfield or us if such policies and procedures were not implemented. From time to time, such policies and procedures may result in our company, Brookfield or Brookfield Funds having reduced investment opportunities or investment flexibility, or may otherwise restrict us, Brookfield or Brookfield Funds in their activities with respect to such information.

In making certain decisions with regard to investments that compete with or differ from the interests of Brookfield or any Brookfield Funds, Brookfield could face certain conflicts of interest between the interests of our company and the interests of Brookfield or such Brookfield Funds. These potential conflicts may be exacerbated in situations where Brookfield is entitled to higher fees from Brookfield Funds than from our company, where portfolio managers making an allocation decision are entitled to performance-based compensation from Brookfield or a Brookfield Fund, where there are differences in proprietary investments in our company and a Brookfield Fund or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest may arise, including as a result of earlier investment allocation decisions. Brookfield will determine the appropriate investment decision for Brookfield, each Brookfield Fund and our company, taking into account the mandate and interests of such Brookfield Fund (where applicable) and, when applicable, in accordance with Brookfield’s investment allocation guidelines. Investment and divestment decisions made with respect to Brookfield and Brookfield Funds may be made without regard to our interests, even where such decisions are informed by our activities and/or adversely affect us.

•
Client and Other Relationships. Brookfield is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield’s resources, personnel and acquisition opportunities to others who compete with us. For example, Brookfield has long-term relationships with developers, institutions, corporations and their advisors, or Brookfield Client Relationships. These Brookfield Client Relationships may hold or may have held investments similar to the investments intended to be made by us, including certain investments that may represent appropriate investment opportunities for us. In determining whether to pursue a particular opportunity on behalf of our company, Brookfield may consider these relationships, and there may be certain potential opportunities which would not be pursued on our behalf in view of such relationships. In addition, we may invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients may influence the decisions made by Brookfield with respect to such investments.

•
Limited Liability of Brookfield. The liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for its own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders.

•
Material Non-Public Information; Trading Restrictions; Information Not Made Available. From time to time, our ability to buy or sell certain securities may be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risk in connection with our company, Brookfield or the Brookfield Funds (and/or Brookfield’s internal policies designed to comply with these and similar requirements). Brookfield might not engage in transactions or other activities for, or enforce certain rights in favor of, our company due to Brookfield’s activities outside our company and regulatory requirements, policies, and reputational risk assessments.
Brookfield may possess material, non-public information about a company that would limit our ability to buy and sell securities related to that company. For example, Brookfield personnel may take seats on the boards of directors of, or have board of directors observer rights with respect to, companies in which Brookfield invests (including on our behalf). In such situations, Brookfield may be limited and/or restricted in its ability to trade in the securities of the company. This may adversely affect our ability to make and/or dispose of certain investments.
Furthermore, as a result of applicable regulations, in certain circumstances, our position in an investment may be aggregated with a position held by Brookfield, Brookfield Funds and other Brookfield parties. This could require us, together with such other Brookfield parties, to make certain disclosure filings or could otherwise restrict our activities with respect to such investment.
In addition, certain Brookfield personnel engage in activities and provide financial and investment advice with respect to other clients or activities which may not be available to the Brookfield personnel engaging in activities and providing advice to us. Brookfield is under no obligation to disseminate and in some cases (such as research) may be prohibited from disseminating, information between certain areas within Brookfield.

•
Valuation of Our Investments. Brookfield performs certain valuation services related to our securities and assets. Brookfield performs such services in accordance with its valuation policies. From time to time, Brookfield may value a similar or identical asset differently for our company than for itself or a Brookfield Fund, including because our company, Brookfield and Brookfield Funds are subject to different valuation guidelines pursuant to our and their respective governing agreements (e.g., in connection with differing applicable regulatory restrictions), different third-party vendors are hired to perform valuation functions for our company, Brookfield or the Brookfield Funds, or otherwise. In addition, Brookfield faces a conflict with respect to valuations generally because of their effect on Brookfield’s fees and other compensation.

•
Brookfield Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our company. For example, Brookfield may invest, trade or make a market in the equity, debt or other interests of our portfolio companies without regard to the impact on us of such activities. In particular, Brookfield’s Public Securities Group, or PSG, manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place and, in addition, PSG and other parts of Brookfield manage investment operations independently of each other and do not generally share information relating to such activities. As a result, PSG will not share investment opportunities that may otherwise be suitable for our company with us, and our company will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG may hold an interest in one of our investments and, as a result of different investment objectives and views, PSG may manage such interests in a way that is different from us (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us). The potential conflicts of interest described herein may be magnified as a result of the information sharing barrier as our investment team may not be aware of, and may not have the ability to manage, such conflicts. Brookfield may decide at any time, and without notice to our unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield may be subject to certain protocols, obligations and restrictions in managing our company, including, for example, conflicts-management protocols, aggregated regulatory reporting obligations and certain potential investment-related restrictions.

•
Service Providers. Our service providers or service providers of our portfolio companies (including deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors) may be (or their affiliates may be) unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us and/or Brookfield or Brookfield Funds (for example, as tenants). These factors may influence Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us given all surrounding facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

Our service providers may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid with respect to these service providers by us, on the one hand, may be more or less favorable than the rates paid by Brookfield or Brookfield Funds, on the other hand. Brookfield or Brookfield Funds may hold investments in companies that provide services to entities in which we invest generally, and, subject to applicable law, Brookfield may refer or introduce such companies’ services to entities or properties that have issued securities held by us or properties held by us.

•
Diverse Interests. The various types of investors in and beneficiaries of our company, including Brookfield, may have conflicting investment, tax and other interests with respect to their interests. When considering a potential investment for us, Brookfield will generally consider our investment objectives, not the investment objectives of any particular investor or beneficiary. Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield than to investors or beneficiaries unaffiliated with Brookfield. Brookfield reserves the right on behalf of itself and its affiliates to take actions adverse to us or other Brookfield Funds in these circumstances, including withholding amounts to pay actual or potential tax liabilities.

Furthermore, our company and any entities with which we co-invest may have conflicting investment, tax and other interests with respect to the investments we make directly or indirectly. Conflicts of interest may arise in connection with the structure of the investments or decisions made by Brookfield which may be more beneficial for another investing entity and its partners, on the one hand, than for us and our unitholders, on the other hand (or vice versa) (for instance, the manner in which investments are structured, financed and/or harvested may produce tax results that are favorable to an investing entity targeted to non-U.S. investors, but not to us (or vice versa), or are favorable to a taxable investor, as compared to a tax-exempt investor (or vice versa)).

See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders”.

With respect to transactions in which there may be a conflict of interest, the BPY General Partner may be required to seek the prior approval of its governance and nominating committee pursuant to a conflicts policy that has been approved by its governance and nominating committee. These transactions include: (i) acquisitions by us from, and dispositions by us to, Brookfield; (ii) the dissolution of our partnership or the Property Partnership; (iii) any material amendment to our Master Services Agreement, the Relationship Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; (iv) any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (v) termination of, or any determinations regarding indemnification under, our Master Services Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; and (vi) any other material transaction involving us and Brookfield. Pursuant to our conflicts policy, the BPY General Partner’s governance and nominating committee may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. See “Canadian Securities Law Exemptions” below for application of MI 61-101 to our company. In addition, transactions between us and Brookfield that constitute principal transactions pursuant to Section 206(3) of the U.S. Investment Advisers Act of 1940, as amended, will require transaction-specific approval of the independent directors of the company.

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

Canadian Securities Law Exemptions

MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our market capitalization, if the indirect equity interest in our company, which is held in the form of Redemption-Exchange Units, or in the form of non-voting Exchange LP Units, is included in the calculation of our company’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximate 62% indirect interest in our company held in the form of Redemption-Exchange Units. See Item 7.B. “Conflicts of Interest” above and Item 10.B. “Memorandum and Articles of Association – Description of Our Units and Our Limited Partnership Agreement – Exchange LP Units and the Support Agreement” below.

Although our company is a reporting issuer in Canada, it is an “SEC foreign issuer” under Canadian securities regulations and exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation as long as we comply with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our unitholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada. Our company has undertaken to the provincial and territorial securities regulatory authorities in Canada that to the extent it complies with the foreign private issuer disclosure regime under U.S. securities law:

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

U.S. Investment Advisers Act of 1940
Brookfield Asset Management Private Institutional Capital Adviser US, LLC, or BAM PIC US, one of the Service Providers under our Master Services Agreement, is registered as an investment adviser under the Advisers Act. As such, BAM PIC US is subject to the rules and regulations applicable to registered investment advisers.
BAM PIC US is under common control with certain Brookfield advisory affiliates which are not currently registered under the Advisers Act. Investment professionals performing services on behalf of BAM PIC US that may be employed by such advisory affiliates are subject to the supervision of BAM PIC US. In addition to these investment professionals, BAM PIC US also uses other personnel, resources and administrative services of its advisory and non‐advisory affiliates.
Additional information regarding BAM PIC US is set forth in its Form ADV. A copy of Part 1 and Part 2A of the BAM PIC US Form ADV is available on the SEC’s website (www.adviserinfo.sec.gov).

OTHER RELATED PARTY TRANSACTIONS

For a description of specific transactions in 2017 with Brookfield, Brookfield-related entities and other related parties, see Item 5.A. “Operating and Financial Review and Prospects - Related Parties”.

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

The aggregate indebtedness to BPO (one of our operating entities) or its subsidiaries of all officers, directors and employees and former officers, directors and employees of BPO and its subsidiaries is C$698,726. No loans have been extended by BPO since July 30, 2002 to directors, executives or senior officers of BPO. Richard B. Clark, the former CEO of BPO, has an outstanding non-interest bearing loan from BPO of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2017 was C$698,726. Mr. Clark’s securities purchased with the loan are held as security for the loan.

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

ITEM 8.    FINANCIAL INFORMATION

 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements”.

 8.B.    SIGNIFICANT CHANGES

On February 1, 2018, our partnership, through a Brookfield real estate opportunity fund, closed on the acquisition of a portfolio of 16 student housing properties in the United Kingdom.

On February 1, 2018, our partnership, through a Brookfield real estate opportunity fund, closed on the acquisition of a portfolio of 105 economy-focused extended stay hotels in the U.S.

On February 26, 2018, our partnership, through a Brookfield real estate opportunity fund, closed on the acquisition of a United Kingdom based owner and operator of serviced apartments.

On March 6, 2018, our partnership sold a 50% interest in Bay Adelaide East and Bay Adelaide West in Toronto for approximately C$850 million ($660 million).

ITEM 9.    THE OFFER AND LISTING

 9.A.    OFFER AND LISTING DETAILS

The following table sets forth the annual high and low prices for our units on the TSX, New York Stock Exchange, or NYSE, and the Nasdaq, as applicable, for the periods indicated since when-issued trading commenced on April 15, 2013:

		Units on TSX		Units on NYSE/Nasdaq[1]
		High	Low	High	Low
		(C$)	(C$)	(US$)	(US$)
Year Ended	December 31, 2013 (since April 15, 2013)	24.70	19.47	23.99	18.80
Year Ended	December 31, 2014	27.55	20.41	23.94	18.19
Year Ended	December 31, 2015	33.12	26.02	26.54	19.89
Year Ended	December 31, 2016	32.80	26.00	24.98	18.69
Year Ended	December 31, 2017	31.50	27.08	24.96	21.13

(1)	Prior to the start of trading on the Nasdaq on November 16, 2017, our units traded on the NYSE.

The following table sets forth the quarterly high and low prices for the Units on the TSX, NYSE and Nasdaq, as applicable, for the periods indicated for the past two financial years:

	Units on TSX		Units on NYSE/Nasdaq[1]
	High	Low	High	Low
	(C$)	(C$)	(US$)	(US$)
January 1, 2016 to March 31, 2016	32.22	26.00	23.42	18.69
April 1, 2016 to June 30, 2016	31.94	28.14	24.98	21.41
July 1, 2016 to September 30, 2016	32.80	29.01	24.94	22.07
October 1, 2016 to December 31, 2016	30.80	27.40	23.09	20.31
January 1, 2017 to March 31, 2017	30.99	28.30	23.54	21.22
April 1, 2017 to June 30, 2017	31.50	28.79	24.10	21.13
July 1, 2017 to September 30, 2017	31.30	28.01	24.21	22.88
October 1, 2017 to December 31, 2017	31.10	27.08	24.96	21.16

(1)	Prior to the start of trading on the Nasdaq on November 16, 2017, our units traded on the NYSE.

The following table sets forth, for the periods indicated, the market price ranges and trading volumes of the Units on the TSX, NYSE and Nasdaq, as applicable, for the most recent six months:

	Units on TSX			Units on NYSE/Nasdaq[1]
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)		(US$)	(US$)
2017
September	29.46	28.01	2,856,725	23.97	23.01	1,710,200
October	31.10	28.75	2,207,474	24.96	23.02	2,624,900
November	30.32	27.85	3,590,514	23.72	21.75	4,000,000
December	28.55	27.08	5,118,305	22.35	21.16	5,659,731

2018
January	27.95	26.55	4,279,611	22.31	20.86	4,556,700
February	26.90	25.90	3,125,984	21.88	19.92	4,350,300

(1)	Prior to the start of trading on the Nasdaq on November 16, 2017, our units traded on the NYSE.

 9.B.    PLAN OF DISTRIBUTION

Not applicable.

 9.C.    MARKETS

Our units are listed on the Nasdaq and TSX under the symbols “BPY” and “BPY.UN”, respectively.

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

Exchange LP Units and the Support Agreement

In connection with the acquisition of BPO, Canadian residents had the election to receive in exchange for their common shares an Exchange LP Unit instead of our units, which allowed for full or partial deferral of capital gains for Canadian federal income tax purposes. Holders of Exchange LP Units are entitled to receive distributions economically equivalent to the distributions, if any, paid from time to time by us on our units. Exchange LP Units are not transferrable, except upon the death of a holder.

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

Under the Support Agreement between us and Exchange LP, we have covenanted that, so long as such Exchange LP Units not owned by us or our subsidiaries are outstanding, we will, among other things: (a) not declare or pay any distribution on our units unless (i) on the same day Exchange LP declares or pays, as the case may be, an equivalent distribution on the Exchange LP Units and (ii) Exchange LP has sufficient money to pay such distribution; (b) take actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the Exchange LP Units are the same as those for any corresponding distributions on our units; and (c) take all actions reasonably necessary to enable Exchange LP to pay the liquidation amount, the retraction price or the redemption price to the holders of the Exchange LP Units in the event of a liquidation, dissolution or winding up of Exchange LP, a retraction request by a holder of Exchange LP Units or a redemption of Exchange LP Units, as the case may be.

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

Distribution Reinvestment Plan

We have a distribution reinvestment plan for holders of our units resident in Canada and the United States. The Property Partnership also has a distribution reinvestment plan. Holders of our units who are not resident in Canada or the United States may participate in the distribution reinvestment plan provided that there are not any laws or governmental regulations that may limit or prohibit them from doing so. The following is a summary of the principal terms of our company’s distribution reinvestment plan.

Pursuant to the distribution reinvestment plan, holders of our units can elect to have distributions paid on units held by them automatically reinvested in additional units in accordance with the terms of the plan. Distributions to be reinvested in our units under the distribution reinvestment plan are reduced by the amount of any applicable withholding tax.

Distributions due to plan participants are paid to the plan agent for the benefit of the plan participants and, if a plan participant has elected to have his or her distributions automatically reinvested, or applied, on behalf of such plan participant to the purchase of additional units, such purchases will be made from our company on the distribution date at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the Nasdaq for the five trading days immediately preceding the date the relevant distribution is paid by our company.

As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the price of each unit purchased, the number of units purchased under the distribution reinvestment plan on the distribution payment date and the total number of units, computed to four decimal places, held for the account of the participant under the distribution reinvestment plan (or, in the case of beneficial holders, CDS will receive such statement on behalf of the beneficial holders participating in the plan). While our company does not issue fractional units, a plan participant’s entitlement to units purchased under the distribution reinvestment plan may include a fraction of a unit and such fractional units shall accumulate. A cash adjustment for any fractional units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at a price per unit based upon the closing price for our units on the Nasdaq on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain unit certificates for any number of whole units held for the participant’s account under the plan by notifying the plan agent. Certificates for units acquired under the plan will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring units held for a participant’s account (except for sale of our units through the plan agent), a registered holder must request that his or her units be electronically transferred to his or her brokerage account or a unit certificate be issued. The automatic reinvestment of distributions under the plan will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions are payable in connection with the purchase of our units under the distribution reinvestment plan and all administrative costs are borne by our company.

Unitholders can terminate their participation in the distribution reinvestment plan by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than five business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such unitholders will be in cash. In addition, our unitholders may request that all or part of their units be sold. When our units are sold through the plan agent, a holder will receive the proceeds less a handling charge and any brokerage trading fees. Our company is able to terminate the distribution reinvestment plan, in its sole discretion, upon notice to the plan participants and the plan agent, but such action will have no retroactive effect that would prejudice a participant’s interest. Our company is also able to amend, modify or suspend the distribution reinvestment plan at any time in its sole discretion, provided that our company, through the plan agent, gives notice of any amendment, modification or suspension to the distribution reinvestment plan that in our company’s opinion may materially prejudice participants.

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

The BPY General Partner has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The BPY General Partner has adopted a distribution policy pursuant to which our company intends to make quarterly cash distributions in such amounts as are determined in its sole discretion. The quarterly distribution is currently anticipated to be approximately $1.26 per unit on an annualized basis. Our distribution policy is to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to raise external capital. We believe that a payout ratio of 80% of FFO should accomplish this objective. See Item 5.A. “Operating and Financial Review and Prospects - Operating Results” for a discussion of FFO. We have invested a substantial amount of capital in development and redevelopment projects primarily in our office and retail businesses. Once we realize stabilized cash flow from these initiatives, we expect the growth in our payout to meet its target range of 5% to 8% annually. Our company, the Property Partnership or one or more Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

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

Transfer of the General Partnership Interest

The BPY General Partner may transfer all or any part of its general partnership interests without first obtaining approval of any unitholder. As a condition of this transfer, the transferee must: (i) be an affiliate of the general partner of the Property Partnership (or the transfer must be made concurrently with a transfer of the general partnership units of the Property Partnership to an affiliate of the transferee); (ii) agree to assume the rights and duties of the BPY General Partner to whose interest that transferee has succeeded; (iii) agree to assume and be bound by the provisions of our limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of the BPY General Partner may sell or transfer all or part of their shares in the BPY General Partner without the approval of our unitholders.

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

Any conflicts of interest and potential conflicts of interest that are approved by the BPY General Partner’s governance and nominating committee from time to time will be deemed approved by all partners. Pursuant to our conflicts policy, by a majority vote, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest”.

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

Pursuant to the investor agreement, the Class A Preferred Unitholder is also entitled, for so long as it owns an aggregate limited partnership interest in our company of at least 5% of our issued and outstanding units on a fully-diluted basis, to designate one individual to the BPY General Partner’s board of directors. Such individual must meet the standards of independence established by the Nasdaq and the TSX and be reasonably acceptable to the board of directors.

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

•
fourth, 100% of any available cash then remaining to holders of the Preferred Units, pro rata to their respective relative percentage of Preferred Units held (determined by reference to the aggregate value of the issue price of the Preferred Units held by each such holder relative to the aggregate value of the issue price of all Preferred Units outstanding), until an amount equal to all preferential distributions to which the holders of the Preferred Units are entitled under the terms of the Preferred Units then outstanding (including any excess distribution and any outstanding accrued and unpaid preferential distributions from prior periods) has been distributed in respect of each Preferred Unit outstanding during such quarter;

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

In 2017, we paid $22.4 million of equity enhancement distributions and no incentive distributions to Property Special LP. Set forth below is an example of how the base management fee, equity enhancement and incentive distributions to be made to Property Special LP are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of our company’s expectations.

	Quarterly		Annualized
Illustrative Base Management Fee Calculation	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Capitalization at illustrative quarter-end(1)
Market value of our company’s units per unit	$21.86	15,384.3	$21.86	15,384.3
Add: Brookfield Group preferred shares		1,265.0		1,265.0
Add: QIA preferred shares		1,800.0		1,800.0
Add: Recourse debt, net of cash		1,723.1		1,723.1
Total capitalization		$20,172.4		$20,172.4
Base management fee rate		0.125%		0.500%
Base management fee		$25.2		$100.9

(1)
Based on the number of units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2017. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (Nasdaq) for the preceding five trading days. For illustrative purposes only, the example above assumes a value of $21.86 per unit.

		Quarterly		Annualized
Illustrative Equity Enhancement Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Initial capitalization(1)
Market value of our company’s units per unit		$21.914		$21.914
Our company’s units	80.2
Redemption-Exchange Units held by Brookfield(2)	386.1
Total units	466.3
Total market value			$10,218.2		$10,218.2

Preferred shares of holding entities held by Brookfield			1,275.0		1,275.0
Recourse debt, net of cash			(25.0)		(25.0)
Total capitalization			$11,468.2		$11,468.2

Capitalization at illustrative quarter end(3)
Market value of our company’s units per unit		$21.86		$21.86
GP Units and LP Units	255.1
Exchange LP Units	11.1
Redemption-Exchange Units held by Brookfield(2)	437.4
Total units	703.6
Total market value			$15,384.3		$15,384.3
Preferred shares of holding entities held by Brookfield			1,265.0		1,265.0
QIA preferred shares			1,800.0		1,800.0
Recourse debt, net of cash			1,723.1		1,723.1
Total capitalization			$20,172.4		$20,172.4
Increase in total capitalization			$8,704.2		$8,704.2

Days in quarter / year			90		365
Fraction of quarter / year(4)			100.00%		100.00%
Equity enhancement distribution fee rate			0.3125%		1.25%
Gross equity enhancement distribution to Property Special LP			$27.2		$108.8
Fee offsets(5)			(21.6)		(86.4)
Net equity			$5.6		$22.4

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

(3)
Based on the number of units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2017. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (Nasdaq) for the preceding five trading days. For illustrative purposes only, the example above assumes a value of $21.86 per unit.

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

		Quarterly		Annualized
Illustrative Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.295		$1.180
First distribution threshold		$0.275		$1.100
Total units of Property Partnership(1)	703.6
Total first distribution			$193.5		$774.0
Distribution in excess of first distribution threshold		$0.025		$0.100
Total units of Property Partnership(1)	703.6
Second distribution to all partners			$14.2		$56.8
15% incentive distribution to Property Special LP			2.5		10.0
Total second distribution			$16.7		$66.8
Distribution in excess of second distribution threshold		$—		$—
Total units of Property Partnership(1)	703.6
Third distribution to all partners			$—		$—
25% incentive distribution to Property Special LP			—		—
Total third distribution			$—		$—
Total distributions to partners of the Property Partnership (including incentive distributions)			$210.2		$840.8
Incentive distributions			$2.5		$10.0
Less: Incentive Distribution Account Credits			(2.5)		(10.0)
Net Incentive Distribution payable to Brookfield Asset Management			$—		$—
Total incentive distributions to Property Special LP			$—		$—

(1)
Based on the number of units on December 31, 2017. Includes (a) Managing General Partner Units of the Property Partnership held by our company, (b) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for the company’s units in accordance with the Redemption-Exchange Mechanism and (c) Special LP Units of the Property Partnership held by Property Special LP.

The table below quantifies, on a quarterly and annualized basis, all management fees and equity enhancement and incentive distributions that would be earned based on the equity enhancement and incentive distribution examples set forth above. The table below is for illustrative purposes only and is not indicative of our company’s expectations.

	Quarterly	Annualized
Total Illustrative Amounts	$m	$m
Base management fee(1)	$25.2	$100.8
Equity enhancement distribution	5.6	22.4
Incentive distribution	—	—
Total	$30.8	$123.2

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

U.S. Tax Considerations

This summary discusses certain material U.S. federal income tax considerations to our unitholders relating to the receipt, holding and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder, or the U.S. Treasury Regulations, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. Dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.

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

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. Our company is publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

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

If our company were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our company’s items of income, gain, loss, deduction, or credit would be reflected only on our company’s tax return rather than being passed through to our unitholders, and our company would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our company might be classified as a PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “- Consequences to U.S. Holders - Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our company’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its units. Thereafter, to the extent such distribution was to exceed a U.S. Holder’s adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our company with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our company (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income).

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

Limits on Deductions for Losses and Expenses. Your deduction of your allocable share of our company’s losses will be limited to your tax basis in our units and, if you are an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which you are considered to be “at risk” with respect to our company’s activities, if that is less than your tax basis. In general, you will be at risk to the extent of your tax basis in our units, reduced by (i) the portion of that basis attributable to your share of our company’s liabilities for which you will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money you borrow to acquire or hold our units, if the lender of those borrowed funds owns an interest in our company, is related to you, or can look only to your units for repayment. Your at-risk amount generally will increase by your allocable share of our company’s income and gain and decrease by distributions you receive from our company and your allocable share of losses and deductions. You must recapture losses deducted in previous years to the extent that distributions cause your at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that your tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of our units, any gain recognized by you can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. Under the Tax Cuts and Jobs Act, non-corporate taxpayers are not permitted to deduct “excess business losses” for taxable years beginning after December 31, 2017, and before January 1, 2026. You should consult your own tax adviser regarding the limitations on the deductibility of losses under the U.S. Internal Revenue Code.

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

Limitations on Interest Deductions. Your share of our company’s interest expense, if any, is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense generally is limited to the amount of such holder’s “net investment income”. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. Your share of our company’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for your share of our company’s interest expense. Under Section 163(j) of the U.S. Internal Revenue Code, as amended by the Tax Cuts and Jobs Act, additional limitations may apply to a corporate U.S. Holder’s share of our company’s interest expense, if any.

Deductibility of Partnership Investment Expenditures by Individual Partners and by Trusts and Estates. Under the Tax Cuts and Jobs Act, individuals and certain estates and trusts will not be permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017, and before January 1, 2026. Such miscellaneous itemized deductions may include the operating expenses of our company, including our company’s allocable share of the base management fee or any other management fees.

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

Deduction for Qualified Business Income

Under the Tax Cuts and Jobs Act, for taxable years beginning after December 31, 2017, and before January 1, 2026, U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income” and “qualified REIT dividends”. A U.S. Holder’s allocable share of our company’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income. However, a non-corporate U.S. Holder’s allocable share of ordinary dividends from a REIT may qualify as “qualified REIT dividends” eligible for the 20% deduction. You should consult your own tax adviser regarding the implications of the foregoing rules for an investment in our units.

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

Controlled Foreign Corporations

A non-U.S. entity will be treated as a CFC if it is treated as a corporation for U.S. federal income tax purposes and more than 50% of (i) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (ii) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For this purpose, a “U.S. Shareholder” with respect to a non-U.S. entity means a U.S. person (including a U.S. partnership) that owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or 10% or more of the total value of shares of all classes of stock of the non-U.S. entity.

If a U.S. partnership in which we own an interest is a U.S. Shareholder of a CFC, then a U.S. Holder may be required to include in income its allocable share of the CFC’s “Subpart F” income. Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents, and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such CFC’s current earnings and profits. Under the Tax Cuts and Jobs Act, a U.S. Holder may also be required to include in income its allocable share of the CFC’s “global intangible low-taxed income”, or GILT income. Each of the foregoing inclusions will be treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, a U.S. Holder may be required to report as ordinary income its allocable share of the CFC’s Subpart F income and GILT income without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of any earnings attributable to net capital gains of the CFC. Corporate U.S. Holders are urged to consult their own tax advisers regarding the availability of a deduction under Section 250 of the U.S. Internal Revenue Code with respect to GILT income inclusions arising from their indirect interest in a CFC through our company.

Your tax basis in your units will be increased to reflect any required Subpart F or GILT income inclusions. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Subpart F income (and likely GILT income) will not be eligible for the reduced rate of tax applicable to certain dividends paid by qualified foreign corporations to individual U.S. persons. See above under “- Consequences to U.S. Holders - Holding of Our Units - Income and Loss”. Amounts included as Subpart F income or GILT income with respect to direct and indirect investments generally will not be taxable again when actually distributed by the CFC.

Whether or not any CFC has Subpart F income or GILT income, any gain allocated to you from our disposition of an equity interest in a CFC will be treated as dividend income to the extent of your allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a CFC will not pass through to U.S. Holders.

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

If a non-U.S. entity held by us through a U.S. partnership (treated as a U.S. Shareholder of such non-U.S. entity) is classified as both a CFC and a PFIC, then you will be required to include amounts in income with respect to such non-U.S. entity either under the CFC rules described under this subheading, or under the PFIC rules described under “- Consequences to U.S. Holders - Passive Foreign Investment Companies”, but not both. The interaction of these rules is complex, and you should consult your own tax adviser in this regard.

Based on our organizational structure, the BPY General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as CFCs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as CFCs. As a result of the Tax Cuts and Jobs Act, the application of the CFC rules to U.S. Holders is uncertain in certain respects, and the amended CFC rules remain subject to regulations or other guidance yet to be issued. You should consult your own tax adviser regarding the implications of the CFC rules for your ownership and disposition of our units.

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

However, there can be no assurance that the law will not change or that the IRS will not deem our company to be engaged in a U.S. trade or business. If, contrary to the BPY General Partner’s expectations, our company is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our company were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our company might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. Under the Tax Cuts and Jobs Act, if, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. The 10% U.S. federal withholding tax temporarily is suspended with respect to the disposition of an interest in a publicly traded partnership until regulations or other guidance has been issued.

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

The application of the Bipartisan Budget Act of 2015 to our company and our unitholders is uncertain and remains subject to U.S. Treasury Regulations and IRS guidance yet to be made final. You should consult your own tax adviser regarding the implications of the Bipartisan Budget Act of 2015 for an investment in our units.

Tax Shelter Regulations and Related Reporting Requirements

If we were to engage in a “reportable transaction”, we (and possibly our unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or “transaction of interest”, or that it produces certain kinds of losses exceeding certain thresholds. An investment in our company may be considered a “reportable transaction” if, for example, our company were to recognize certain significant losses in the future. In certain circumstances, a unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

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

Information Reporting with Respect to Foreign Financial Assets

Under U.S. Treasury Regulations, certain U.S. persons that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by you. You should consult your own tax adviser regarding the possible implications of these U.S. Treasury Regulations for an investment in our units.

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

This summary is not applicable to a Holder: (i) that is a “financial institution” as defined in the Tax Act for purposes of the “mark-to-market” property rules, (ii) that is a “specified financial institution” as defined in the Tax Act, (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv) an interest in which would be a “tax shelter investment” as defined in the Tax Act or who acquires our units as a “tax shelter investment” (and this summary assumes that no such persons hold our units), (v) that has, directly or indirectly, a “significant interest” as defined in subsection 34.2(1) of the Tax Act in our company, (vi) if any affiliate of our company is, or becomes as part of a series of transactions that includes the acquisition of units of our company, a “foreign affiliate” for purposes of the Tax Act of such Holder or of any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act, or (vii) that has entered into or will enter into a “derivative forward agreement”, as defined in the Tax Act, in respect of our units. Any such Holders should consult their own tax advisors with respect to an investment in our units.

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

This summary does not address the deductibility of interest on money borrowed to acquire our units nor whether any amounts in respect of our units could be “split income” for the purposes of the Tax Act or the Tax Proposals.

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

Our company and the Property Partnership will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, the BPY General Partner expects the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

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

Eligibility for Investment

Provided that our units are listed on a “designated stock exchange” (which currently includes the Nasdaq and the TSX), our units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, RESP, RDSP and a TFSA.

Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or RDSP or a subscriber of an RESP, as the case may be, may be subject to a penalty tax if our units held in the RRSP, RRIF, TFSA, RDSP or RESP are “prohibited investments” for the RRSP, RRIF, TFSA, RDSP or RESP, as the case may be. Our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP, provided that the annuitant under an RRSP or RRIF, the holder of a TFSA or RDSP or a subscriber of an RESP, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest”, for purposes of the prohibited investment rules, in our company. Canadian Limited Partners who will hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

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

Our company and the Property Partnership will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, the BPY General Partner expects the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Limited Partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2017, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based

on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Our management excluded from its assessment the internal control over financial reporting at Manufactured Housing for which control was acquired on March 9, 2017, Toronto Hotel for which control was acquired on October 17, 2017, Houston Center for which control was acquired on December 1, 2017, Mumbai Office Portfolio for which control was acquired on December 7, 2017 and Towers @ 2nd for which control was acquired on December 8, 2017, and whose financial statements constitute 5% and 4% of total and net assets, respectively, 4% of total revenue and 3% of net income as of and for the year ended December 31, 2017.

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

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2017, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERTS

The BPY General Partner’s board of directors has determined that Stephen DeNardo possesses specific accounting and financial management expertise and that he is an audit committee financial expert as defined by the SEC and is independent within the meaning of the rules of the Nasdaq. The BPY General Partner’s board of directors has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

 ITEM 16B.    CODE OF ETHICS

On April 4, 2013, the BPY General Partner adopted a Code of Conduct and Ethics, or the Code, that applies to the members of the board of directors of the BPY General Partner, our company and any officers or employees of the BPY General Partner. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at bpy.brookfield.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The BPY General Partner has retained Deloitte LLP to act as our company’s independent registered public accounting firm.
The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2017 and 2016.

	December 31, 2017		December 31, 2016
(US$ Thousands)	Total	%	Total	%
Audit fees(1)	$7,029	32%	$5,850	28%
Audit-related fees(2)	14,210	65%	13,934	66%
Tax fees(3)	740	3%	1,305	6%
Other(4)	51	—%	6	—%
Total	$22,030	100%	$21,095	100%

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Under our normal course issuer bid, our company may, during the twelve-month period commencing August 18, 2017 and ending August 17, 2018, purchase on the TSX, the Nasdaq and any alternative Canadian trading system, up to 20,468,827 of our units, representing approximately 10% of our issued and outstanding units. During the year ended December 31, 2017, we purchased 5,913,672 of our units at an average price of $22.95 per unit.

As of Dec. 31, 2017
Month	(a) Total number of units purchased	(b) Average price paid per unit	(c) Total number of units purchased as part of publicly announced plans or programs	(d) Maximum number of units that may yet be purchased under the plans or programs
Jan. 2017	355,206	$21.72	355,206	10,672,861
Feb. 2017	4,061,944	$23.00	4,061,944	6,610,917
Apr. 2017	1,200	$22.00	1,200	6,609,717
May 2017	453,106	$22.00	453,106	6,156,611
Jun. 2017	39,316	$22.51	39,316	6,117,295
Aug. 2017	1,002,900	$23.64	1,002,900	5,114,395
Total	5,913,672		5,913,672

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

 ITEM 16G.    CORPORATE GOVERNANCE

Our corporate practices are not materially different from those required of domestic limited partnerships under the Nasdaq listing standards.

ITEM 16H.    MINING SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2017, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

 ITEM 19.    EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2013*

1.2	Second Amended and Restated Limited Partnership Agreement of our company, dated August 8, 2013***

1.3	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated November 5, 2015*******

4.1	Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers, dated March 3, 2015******

4.2	Second Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 8, 2013***

4.3	Relationship Agreement among our company, the Property Partnership, the Holding Entities, the Service Providers and Brookfield Asset Management, dated April 15, 2013**

4.4	Registration Rights Agreement between our company and Brookfield Asset Management dated April 10, 2013**

4.5	Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP****

4.6	First Amendment to Second Amended and Restated Limited Partnership Agreement of the Property Partnership dated December 4, 2014*****

4.7	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014*****

4.8	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014*****

4.9	Refinancing Agreement among Brookfield Asset Management, our company and the Property Partnership dated December 4, 2014********

4.10	Second Amendment to Second Amended and Restated Limited Partnership Agreement of the Property Partnership dated July 1, 2015*******

4.11	First Amendment to the Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers, dated July 1, 2015*******

12.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*********

12.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*********

13.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*********

13.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*********

15.1
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Property Partners L.P. into this Annual Report on Form 20-F*********

15.2	Consent of Deloitte & Touche LLP relating to the incorporation of the consolidated financial statements of GGP Inc. into this Annual Report on Form 20-F*********

101.INS	XBRL Instance Document*********

101.SCH	XBRL Taxonomy Extension Schema Document*********

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*********

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*********

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*********

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*********

*	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.

**	Filed as an exhibit to Form 6-K on April 16, 2013 and incorporated herein by reference.

***	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.

****	Filed as an exhibit to Form 6-K on March 19, 2014 and incorporated herein by reference.

*****	Filed as an exhibit to Form F-4 on December 4, 2014 and incorporated herein by reference.

******	Filed as an exhibit to Form 20-F on March 17, 2015 and incorporated herein by reference.

*******	Filed as an exhibit to Form 20-F on March 17, 2016 and incorporated herein by reference.

********	Filed as an exhibit to Brookfield Asset Management’s Schedule 13D/A filed on December 5, 2014 and incorporated herein by reference.

*********	Filed herewith.

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
Name: Jane Sheere
Title: Secretary

Date: March 9, 2018

Index to Financial Statements

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017	F-2

Consolidated financial statements of GGP Inc. as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017	F-75

Brookfield Property Partners L.P.

Consolidated financial statements
As at December 31, 2017 and 2016 and
for the years ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Brookfield Property Partners L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and the supplemental schedule of investment property information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Partnership’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2018 expressed an unqualified opinion on the Partnership’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Partnership in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

We conducted our audits in accordance with the standards of the PCAOB and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 9, 2018

We have served as the Partnership's auditor since 2011.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Brookfield Property Partners L.P.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2017 of the Partnership and our report dated March 9, 2018, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Manufactured Housing for which control was acquired on March 9, 2017, Toronto Hotel for which control was acquired on October 17, 2017, Houston Center for which control was acquired on December 1, 2017, Mumbai Office Portfolio for which control was acquired on December 7, 2017 and Towers @ 2nd for which control was acquired on December 8, 2017, and whose financial statements constitute 5% and 4% of total and net assets, respectively, 4% of total revenue and 3% of net income as of and for the year ended December 31, 2017. Accordingly, our audit did not include the internal control over financial reporting at Manufactured Housing, Toronto Hotel, Houston Center, Mumbai Office Portfolio and Towers @ 2nd.

Basis for Opinion
The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 9, 2018

Brookfield Property Partners L.P.
Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2017	Dec. 31, 2016
Assets
Non-current assets
Investment properties	5	$51,357	$48,784
Equity accounted investments	7	19,761	16,844
Participating loan interests	9	517	471
Property, plant and equipment	10	5,457	5,357
Goodwill	11	1,079	761
Intangible assets	12	1,188	1,141
Other non-current assets	13	898	500
Loans and notes receivable		178	71
		80,435	73,929
Current assets
Loans and notes receivable		7	2
Accounts receivable and other	14	981	2,593
Cash and cash equivalents		1,491	1,456
		2,479	4,051
Assets held for sale	15	1,433	147
Total assets		$84,347	$78,127

Liabilities and equity
Non-current liabilities
Debt obligations	16	$30,749	$28,423
Capital securities	17	2,839	3,801
Other non-current liabilities	19	918	1,011
Deferred tax liabilities	18	2,888	2,455
		37,394	35,690
Current liabilities
Debt obligations	16	6,135	5,096
Capital securities	17	1,326	370
Accounts payable and other liabilities	20	3,052	2,749
		10,513	8,215
Liabilities associated with assets held for sale	15	1,316	61
Total liabilities		49,223	43,966

Equity
Limited partners	21	7,395	7,536
General partner	21	6	6
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	21,22	14,500	14,523
Limited partnership units of Brookfield Office Properties Exchange LP	21,22	285	293
Interests of others in operating subsidiaries and properties	6,22	12,938	11,803
Total equity		35,124	34,161
Total liabilities and equity		$84,347	$78,127

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Income

(US$ Millions, except per unit information) Years ended Dec. 31,	Note	2017	2016	2015
Commercial property revenue	23	$4,192	$3,624	$3,216
Hospitality revenue		1,648	1,561	1,276
Investment and other revenue	24	295	167	361
Total revenue		6,135	5,352	4,853
Direct commercial property expense	25	1,617	1,394	1,281
Direct hospitality expense	26	1,079	1,036	902
Investment and other expense		138	1	135
Interest expense		1,967	1,681	1,528
Depreciation and amortization	27	275	240	180
General and administrative expense	28	614	569	559
Total expenses		5,690	4,921	4,585
Fair value gains, net	29	1,254	692	2,007
Share of net earnings from equity accounted investments	7	961	1,019	1,591
Income before income taxes		2,660	2,142	3,866
Income tax expense (benefit)	18	192	(575)	100
Net income		$2,468	$2,717	$3,766

Net income attributable to:
Limited partners		$136	$660	$1,064
General partner		—	—	1
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		233	1,103	1,789
Limited partnership units of Brookfield Office Properties Exchange LP		6	30	61
Interests of others in operating subsidiaries and properties		2,093	924	851
		$2,468	$2,717	$3,766

Net income per LP Unit:
Basic	21	$0.48	$2.30	$3.72
Diluted	21	$0.48	$2.25	$3.60
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Comprehensive Income

(US$ Millions) Years ended Dec. 31,	Note	2017	2016	2015
Net income		$2,468	$2,717	$3,766
Other comprehensive income (loss)	31
Items that may be reclassified to net income:
Foreign currency translation		654	(312)	(831)
Cash flow hedges		77	(36)	(35)
Available-for-sale securities		(5)	5	1
Equity accounted investments		11	(6)	(111)
Items that will not be reclassified to net income:
Share of revaluation surplus on equity accounted investments		58	13	161
Remeasurement of defined benefit obligations		(1)	—	—
Revaluation surplus		86	90	134
Total other comprehensive income (loss)		880	(246)	(681)
Total comprehensive income		$3,348	$2,471	$3,085
Comprehensive income attributable to:
Limited partners
Net income		$136	$660	$1,064
Other comprehensive income (loss)		183	(112)	(143)
		319	548	921
General partner
Net income		—	—	1
Other comprehensive income (loss)		—	—	—
		—	—	1
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income		233	1,103	1,789
Other comprehensive income (loss)		312	(187)	(240)
		545	916	1,549
Limited partnership units of Brookfield Office Properties Exchange LP
Net income		6	30	61
Other comprehensive income (loss)		8	(5)	(8)
		14	25	53
Interests of others in operating subsidiaries and properties
Net income		2,093	924	851
Other comprehensive income (loss)		377	58	(290)
		2,470	982	561
Total comprehensive income		$3,348	$2,471	$3,085

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Changes in Equity

	Limited partners					General partner				Non-controlling interests
(US$ Millions)	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	Limited partners equity	Capital	Retained earnings	Accumulated other compre-hensive (loss) income	General partner equity	Redeemable/ exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2016	$5,743	$2,085	$127	$(419)	$7,536	$4	$2	$—	$6	$14,523	$293	$11,803	$34,161
Net income	—	136	—	—	136	—	—	—	—	233	6	2,093	2,468
Other comprehensive income (loss)	—	—	—	183	183	—	—	—	—	312	8	377	880
Total comprehensive income (loss)	—	136	—	183	319	—	—	—	—	545	14	2,470	3,348
Distributions	—	(301)	—	—	(301)	—	—	—	—	(516)	(13)	(2,685)	(3,515)
Issuances / repurchases of equity interests in operating subsidiaries	(136)	(42)	13	—	(165)	—	—	—	—	(53)	(2)	1,350	1,130
Exchange of exchangeable units	6	—	—	—	6	—	—	—	—	1	(7)	—	—
Balance as at Dec. 31, 2017	$5,613	$1,878	$140	$(236)	$7,395	$4	$2	$—	$6	$14,500	$285	$12,938	$35,124

Balance as at Dec. 31, 2015	$5,815	$1,791	$126	$(307)	$7,425	$4	$2	$—	$6	$14,218	$309	$8,975	$30,933
Net income	—	660	—	—	660	—	—	—	—	1,103	30	924	2,717
Other comprehensive income (loss)	—	—	—	(112)	(112)	—	—	—	—	(187)	(5)	58	(246)
Total comprehensive income (loss)	—	660	—	(112)	548	—	—	—	—	916	25	982	2,471
Distributions	—	(293)	—	—	(293)	—	—	—	—	(490)	(13)	(966)	(1,762)
Issuances / repurchases of equity interests in operating subsidiaries	(95)	(73)	—	—	(168)	—	—	—	—	(122)	(3)	2,812	2,519
Exchange of exchangeable units	23	—	1	—	24	—	—	—	—	1	(25)	—	—
Balance as at Dec. 31, 2016	$5,743	$2,085	$127	$(419)	$7,536	$4	$2	$—	$6	$14,523	$293	$11,803	$34,161

Balance as at Dec. 31, 2014	$5,612	$1,010	$125	$(161)	$6,586	$4	$1	$—	$5	$13,147	$470	$8,091	$28,299
Net income	—	1,064	—	—	1,064	—	1	—	1	1,789	61	851	3,766
Other comprehensive income (loss)	—	—	—	(143)	(143)	—	—	—	—	(240)	(8)	(290)	(681)
Total comprehensive income (loss)	—	1,064	—	(143)	921	—	1	—	1	1,549	53	561	3,085
Distributions	—	(276)	—	—	(276)	—	—	—	—	(464)	(15)	(830)	(1,585)
Issuances / repurchases of equity interests in operating subsidiaries	—	(7)	—	—	(7)	—	—	—	—	(12)	—	1,153	1,134
Exchange of exchangeable units	203	—	1	(3)	201	—	—	—	—	(2)	(199)	—	—
Balance as at Dec. 31, 2015	$5,815	$1,791	$126	$(307)	$7,425	$4	$2	$—	$6	$14,218	$309	$8,975	$30,933

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Cash Flows

(US$ Millions) Years ended Dec. 31,	Note	2017	2016	2015
Operating activities
Net income		$2,468	$2,717	$3,766
Share of equity accounted earnings, net of distributions		(592)	(495)	(1,315)
Fair value (gains), net	29	(1,254)	(692)	(2,007)
Deferred income tax expense (benefit)	18	20	(711)	25
Depreciation and amortization	27	275	240	180
Working capital and other		(278)	(314)	(59)
		639	745	590
Financing activities
Debt obligations, issuance		17,154	16,769	11,767
Debt obligations, repayments		(14,124)	(14,733)	(8,310)
Capital securities issued		249	—	—
Capital securities redeemed		(297)	(171)	(29)
Non-controlling interests, issued		2,391	2,996	1,663
Non-controlling interests, purchased		(480)	(146)	(313)
Repurchases of limited partnership units		(136)	(59)	(36)
Distributions to non-controlling interests in operating subsidiaries		(2,679)	(954)	(809)
Distributions to limited partnership unitholders		(301)	(293)	(276)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(516)	(490)	(464)
Distributions to holders of Brookfield Office Properties Exchange LP units		(13)	(13)	(15)
		1,248	2,906	3,178
Investing activities
Investment properties and subsidiaries, proceeds of dispositions		4,729	3,312	2,167
Property acquisitions and capital expenditures		(5,879)	(7,711)	(7,899)
Investment in equity accounted investments		(1,060)	(465)	(2,374)
Proceeds from sale of equity accounted investments and participating loan interests		1,006	1,092	1,656
Settlement of financial assets and other		(411)	522	627
Investment in property, plant and equipment		(271)	(215)	(52)
Intangible assets, dispositions		2	147	—
Cash acquired in business combinations		(52)	115	85
Restricted cash and deposits		50	(31)	1,856
		(1,886)	(3,234)	(3,934)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		1	417	(166)
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		34	4	(81)
Balance, beginning of year		1,456	1,035	1,282
Balance, end of year		$1,491	$1,456	$1,035

Supplemental cash flow information
Cash paid for:
Income taxes		$82	$131	$83
Interest (excluding dividends on capital securities)		$1,567	$1,383	$1,249

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

The partnership’s sole material asset at December 31, 2017 is a 37% managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in commercial and other income producing property operations. The partnership’s interest in the operating partnership is comprised solely of an interest in managing general partner units (“GP Units”). The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the Nasdaq Stock Market
(“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the symbols “BPY” and “BPY.UN”, respectively.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the partnership on February 7, 2018.

b)	Basis of presentation
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

Consolidation of a subsidiary begins on the date on which the partnership obtains control over the subsidiary and ceases when the partnership loses control over the subsidiary. Income and expenses of a subsidiary acquired or disposed of during a reporting period are consolidated only for the period when the partnership has control over the subsidiary. Changes in the partnership’s ownership interests in subsidiaries that do not result in loss of control over the subsidiary are accounted for as equity transactions whereby the difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, are recognized directly in equity and attributed to owners of the partnership.

All accounts and transactions relating to transactions among the partnership and its subsidiaries are eliminated on consolidation. In cases where a subsidiary reports under a different accounting policy, adjustments are made to the financial statements of the subsidiary to present its financial position and results of operations in accordance with the partnership’s accounting policy.

Net income and each component of other comprehensive income are attributed to owners of the partnership and to non-controlling interests. Non-controlling interests in the partnership’s operating subsidiaries and properties, the redeemable/exchangeable and special limited partnership units, and Brookfield Office Properties Exchange LP Units are presented separately in equity on the consolidated balance sheets. Certain of the partnership’s subsidiaries are subject to profit sharing arrangements between the partnership and the non-controlling equity holders. The attribution of net income amongst equity holders in these subsidiaries reflects the impact of these profit sharing arrangements when the attribution of profits as determined in the agreement is no longer subject to adjustment based on future events.

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

A joint arrangement is an arrangement in which two or more parties have joint control. Joint control is the contractually agreed upon sharing of control where decisions about the relevant activities require the unanimous consent of the parties sharing control. A joint venture is a joint arrangement where the parties that have joint control have rights to the net assets of the arrangement. None of the parties involved have unilateral control of a joint venture.

The partnership accounts for its interests in associates and joint ventures using the equity method of accounting. Under the equity method, investment balances in an associate or joint venture are carried on the consolidated balance sheets at initial cost as adjusted for the partnership’s proportionate share of profit or loss and other comprehensive income of the joint venture or associate. When an interest in an associate or joint venture is initially acquired or increases, the partnership determines its share of the net fair value of the identifiable assets and liabilities of the investee that it has acquired, consistent with the procedure performed when acquiring control of a business. Goodwill relating to an associate or joint venture, represented as an excess of the cost of the investment over the net fair value of the partnership’s share of the net fair value of the identifiable assets and liabilities, is included in the carrying amount of the investment. Any excess of the partnership’s share of the net fair value of the associate’s or joint venture’s identifiable assets and liabilities over the cost of the investment results in a gain that is included in the partnership’s share of the associate or joint venture’s profit or loss in the period in which the investment is acquired or increases.

The partnership determines at the end of each reporting period whether there exist any indications that an investment may be impaired. If any such indication exists, the partnership estimates the recoverable amount of the asset, which is the higher of (i) fair value less costs to sell and (ii) value in use. Value in use is the present value of the future cash flows expected to be derived from such an investment and may result in a measure which is different from fair value less costs to sell. For equity accounted investments, for which quoted market prices exist, the partnership also considers whether a significant or prolonged decline in the fair value of the equity instrument below its carrying value is also objective evidence of impairment.

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

c)	Foreign currency translation and transactions
The U.S. Dollar is the functional currency and presentation currency of the partnership. The functional currency of each of the partnership’s subsidiaries, associates, joint ventures and joint operations is determined based on their primary economic environment, the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained.

Subsidiaries, associates or joint ventures having a functional currency other than the U.S. Dollar translate the carrying amounts of their assets and liabilities when reporting to the partnership at the rate of exchange prevailing as of the balance sheet date, and their revenues and expenses at average exchange rates during the quarterly reporting period. Any gains or losses on foreign currency translation are recognized by the partnership in other comprehensive income. On disposition or partial disposition resulting in the loss of control of a foreign operation (i.e., any subsidiary, associate, or joint arrangement of the partnership with a functional currency other than the U.S. Dollar), the accumulated foreign currency translation relating to that foreign operation is reclassified to fair value gain or loss in net income. On partial disposal of a foreign operation in which control is retained, the proportionate share of the accumulated foreign currency translation relating to that foreign operation is reattributed to the non-controlling interests.

The partnership’s foreign currency transactions are translated into the functional currency using exchange rates as of the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the exchange rate prevailing as of the balance sheet date with any gain or loss recognized in net income, except for those related to monetary liabilities qualified as hedges of the partnership’s investment in foreign operations or intercompany loans with foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in other comprehensive income. Non-monetary assets and liabilities measured at fair value are translated at the exchange rate prevailing as of the date when the fair value was determined. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

d)	Cash and cash equivalents
Cash and cash equivalents includes cash on hand and all non-restricted highly liquid investments with original maturities of three months or less.

e)	Investment properties
Investment properties consists of commercial properties which are principally held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Investment properties are measured initially at cost, or fair value if acquired in a business combination (see Note 2(p), Business Combinations, for further discussion). The cost of commercial development properties includes direct development costs, realty taxes, borrowing costs directly attributable to the development and administrative costs, e.g., salaries and overhead that are specifically attributable to a development project. The partnership elects the fair value model for all investment properties and measures them at fair value subsequent to initial recognition on the consolidated balance sheet. As a result, it is not necessary to assess the carrying amounts of the investment properties for impairment.

Substantially all our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value.We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. Discount and terminal capitalization rates are verified by comparing to market data, third party reports, research material and brokers opinions.

Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on those properties acquired specifically for redevelopment in the short-term where activities necessary to prepare them for redevelopment are in progress. The amount of borrowing costs capitalized is determined first by borrowings specific to a property where relevant, and then by applying a weighted average borrowing cost to eligible expenditures after adjusting for borrowings specific to other developments. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing costs incurred less any incidental investment income. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The partnership considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the partnership has pre-leased space as of or prior to the start of the development and the lease requires the partnership to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs incurred by the partnership in negotiating and arranging tenant leases are included in the cost of investment properties.

f)	Assets held for sale
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale; there is an active program to find a buyer; the non-current asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; the sale is anticipated to be completed within one year from the date of classification; and it is unlikely there will be significant changes to the plan or that the plan will be withdrawn. Non-current assets and disposal groups held for sale that are not investment properties are recorded at the lesser of carrying amount and fair value less costs to sell on the consolidated balance sheet. Any gain or loss arising from the change in measurement basis as a result of reclassification is recognized in the profit or loss at the time of reclassification. Investment properties that are held for sale are recorded at fair value determined in accordance with IFRS 13, Fair Value Measurement.

Where a component of an entity has been disposed of, or is classified as held for sale, and it represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, the related results of operations and gain or loss on reclassification or disposition are presented in discontinued operations.

g)	Hospitality assets
The partnership accounts for its investments in hospitality properties as property, plant and equipment under the revaluation model. Hospitality properties are recognized initially at cost, or fair value if acquired in a business combination (see Note 2(p), Business Combinations, for further discussion) and subsequently carried at fair value at the revaluation date less any accumulated impairment and subsequent accumulated depreciation. The partnership depreciates these assets on a straight-line basis over their relevant estimated useful lives. Fair values of hospitality properties are determined using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Fair values of hospitality properties are also reviewed in reference to each hospitality asset’s enterprise value which is determined using a discounted cash flow model.

Revaluations of hospitality properties are performed annually at December 31, the end of the fiscal year. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within revaluation surplus, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder recognized in net income. Revaluation gains are recognized in other comprehensive income, and are not subsequently recycled into profit or loss. The cumulative revaluation surplus is transferred directly to retained earnings when the asset is derecognized.

h)	Inventory
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

i)	Fair value measurement
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

Fair value measurements are adopted by the partnership to calculate the carrying amounts of various assets and liabilities.

j)	Loans and notes receivable
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

k)	Intangible assets
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

l)	Goodwill
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

The partnership evaluates the carrying amount of goodwill annually as of December 31 or more often when events or circumstances indicate there may be an impairment. The partnership’s goodwill impairment test is performed at the cash-generating unit level. If assets within a cash-generating unit or the cash-generating unit are impaired, impairments are taken for those assets or the cash-generating unit before any goodwill impairment test is performed. In assessing whether goodwill is impaired, the partnership assesses if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the present value of future cash flows expected from the cash-generating unit. Impairment losses recognized first reduce the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to net income in the respective reporting period. Impairment losses on goodwill are not subsequently reversed.

On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.

m)	Financial instruments and hedge accounting

(i)	Classification and measurement
The partnership and its subsidiaries classify and measure financial instruments as summarized in the following table:

	IAS 39		IFRS 9
	Classification	Measurement basis	Classification and measurement basis
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	FVTPL
Loans and notes receivable	Loans and receivables	Amortized cost	Amortized cost
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair value	FVTPL
Derivative assets	FVTPL	Fair value	FVTPL
Securities designated as AFS	AFS	Fair value	FVTOCI
Restricted cash	Loans and receivables	Amortized cost	Amortized cost
Accounts receivable and other
Derivative assets	FVTPL	Fair value	FVTPL
Other receivables	Loans and receivables	Amortized cost	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost	Amortized cost
Financial liabilities
Debt obligations	Other liabilities	Amortized cost	Amortized cost
Capital securities	Other liabilities	Amortized cost	Amortized cost
Capital securities - fund subsidiaries	Other liabilities	Fair value	FVTPL
Other non-current liabilities
Loan payable	FVTPL	Fair value	FVTPL
Other non-current financial liabilities	Other liabilities	Amortized cost	Amortized cost
Derivative liabilities	FVTPL	Fair value	FVTPL
Accounts payable and other liabilities	Other liabilities	Amortized cost	Amortized cost

Financial instruments carried at amortized cost incur interest income or expense in each reporting period. The periodic interest income or expense of these financial instruments includes the amortization of any premium or discount from original issuance or purchase. Transaction costs that are directly attributable to the acquisition or issue of the financial instruments are capitalized as part of the carrying amount of such financial instrument and amortized through interest income or expense in each reporting period using the effective interest method.

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
Financial assets carried at amortized cost are assessed for impairment at the end of each reporting period. The partnership first determines whether there are qualitative indications that a financial asset may be impaired. If there is no objective evidence indicative of impairment, no impairment is taken. If there is objective evidence of impairment, the amount of the recorded loss is measured as the difference between the financial asset’s carrying amount and the present value of future cash flows from the financial asset, discounted at the original effective interest rate. When impaired, the carrying amount of a financial asset is decreased directly or through an allowance account and the amount of impairment loss is recognized in net income in the reporting period as incurred. In the case of AFS instruments, when objective evidence of impairment exists, the cumulative loss in accumulated other comprehensive income is reclassified as loss to net income in the reporting period.

(iii)	Derivatives and hedging
The partnership assesses each financial instrument and other non-financial contracts for embedded derivatives. Derivative instruments are recorded in the consolidated balance sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts and which are not closely related to the host contract. Changes in the fair value of derivative instruments, including embedded derivatives, which are not designated as hedges for accounting purposes, are recognized in fair value gains, net, consistent with the underlying nature and purpose of the derivative instrument.

The partnership and its subsidiaries selectively utilize derivative financial instruments to manage financial risks, including interest rate risk and foreign currency risk. Fair values of derivative instruments are determined on a credit-adjusted basis.

The partnership applies hedge accounting to certain derivative instruments designated as cash flow hedges, and to derivative and non-derivative financial instruments designated as hedges of net investments in foreign subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

In a cash flow hedge, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income while the ineffective portion is recognized in fair value gains, net. Hedging gains and losses recognized in accumulated other comprehensive income are reclassified to net income in the periods when the hedged item affects net income, or recognized as part of the transaction price when the hedged transaction occurs. Accumulated other comprehensive income on derivatives are immediately reclassified to profit or loss when the hedging instrument is no longer part of a hedge relationship, or when it is determined that a hedged forecasted transaction is no longer probable.

In a net investment hedging relationship, the effective portion of the fair value of the hedging instruments is recognized in other comprehensive income and the ineffective portion is recognized in net income. The amounts recorded in accumulated other comprehensive income are reclassified to net income, together with the related cumulative translation gain or loss, when there is a disposition or partial disposition that results in the loss of control of foreign operations or the derivatives are not part of any other hedge relationships.

n)	Income taxes
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

o)	Provisions
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

p)	Business combinations
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

q)	Revenue recognition

(i)	Commercial property revenue
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

Rental receivables and related revenue also includes percentage participating rents and recoveries of operating expenses, including property taxes and insurances. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants. Where a tenant is legally responsible for operating expenses and pays them directly in accordance with the terms of the lease, the partnership does not recognize the expenses or any related recovery revenue.

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
Fee revenue is presented on the consolidated statements of income within investment and other revenue. Fee revenue is recognized when services are provided and the amount can be estimated reliably.

r)	Unit-based compensation
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

s)	Redeemable/Exchangeable Partnership Units
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

t)	Earnings per limited partnership unit
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

The partnership also calculates diluted earnings per unit by adjusting net income attributable to limited partners and the weighted average number of LP Units outstanding to reflect the impact of dilutive financial instruments. The calculation of diluted earnings per LP Unit of the partnership includes the dilutive impact of securities issued by the partnership’s subsidiaries that are convertible into LP Units of the partnership, as well as options granted to employees pursuant to the BPY Plan.

u)	Critical judgments and estimates in applying accounting policies
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

The assumptions and estimates used when determining the fair value of investment properties are: the timing of rental income from future leases reflecting current market conditions; assumptions of future cash flows in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under active development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

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
When determining the carrying amounts under the revaluation method, the partnership uses the following critical assumptions and estimates: estimates of replacement cost and estimates of remaining economic life.

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
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets for potential impairment. Consideration is given to a combination of factors, including but not limited to forecasts of revenues and expenses, values derived from publicly traded prices, and projections of market trends and economic environments. Judgment is also applied when quantifying the amount of impairment loss where indicators of impairment exist.

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

NOTE 3. FUTURE ACCOUNTING POLICY CHANGES
The following are accounting policies issued that the partnership expects to adopt in the future:

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018. An entity may adopt the standard on a fully retrospective or on a modified retrospective basis.

Management held strategic planning sessions with its subsidiaries and equity accounted investments and has developed and implemented an adoption plan. In doing so, management identified major revenue streams and accumulated detailed information on contractual arrangements that may be impacted by the changes at the transition date. Management reviewed contractual arrangements to identify the partnership’s performance obligations and allocate the appropriate transaction price to each performance obligation. Management has completed the overall analysis and assessed the impact of IFRS 15 on information technology systems and internal controls.

Management has determined that the partnership’s revenue is from leases which are outside the scope of IFRS 15. The partnership’s material revenue streams subject to IFRS 15 are hospitality revenue and non-lease components within lease arrangements arising from the recovery of certain operating expenses from tenants. Management analysis of these revenue streams focused on the identification of performance obligations and the evaluation of the appropriate period of revenue recognition. Based on the nature of the revenue streams, IFRS 15 is not expected to change the pattern of revenue recognition by the partnership.

Management is in the process of drafting the disclosure required by the standard effective in the first quarter of 2018. Management is progressing as planned for the implementation of the standard and plans to adopt the standard using the modified retrospective approach. This method requires a cumulative catch-up adjustment to retained earnings as of January 1, 2018 as if the standard had always been in effect. No adjustment will be recognized upon adoption based on Management’s analysis.

IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9 supersedes IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely to risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatory effective date for annual periods beginning on or after January 1, 2018.
The partnership has a global team in place to evaluate the impact of IFRS 9 on its consolidated financial statements. Management has participated in strategic planning sessions with its subsidiaries and equity accounted investments. Management has inventoried the financial assets and financial liabilities in the scope of IFRS 9, analyzed the classification and measurement of these financial instruments under IFRS 9, designated the derivative contracts to which hedge accounting will be applied, and determined the required adjustment to the amortized cost of of financial liabilities modified prior to the adoption of IFRS 9.
Management is in the process of drafting the disclosure required by the standard effective in the first quarter of 2018. The partnership plans to adopt the standard retrospectively with no restatement of comparatives. A cumulative adjustment will be recorded through equity upon initial adoption, if required. Based on management’s analysis, no material adjustment to the carrying amounts of financial assets and liabilities or to opening retained earnings will be required on adoption.

The classification and measurement basis of the partnership’s financial assets and financial liabilities upon adoption of IFRS 9 is outlined in the table below:

	IAS 39		IFRS 9
	Classification	Measurement basis	Classification and measurement basis
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	FVTPL
Loans and notes receivable	Loans and receivables	Amortized cost	Amortized cost
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair value	FVTPL
Derivative assets	FVTPL	Fair value	FVTPL
Securities designated as AFS	AFS	Fair value	FVTOCI
Restricted cash	Loans and receivables	Amortized cost	Amortized cost
Accounts receivable and other
Derivative assets	FVTPL	Fair value	FVTPL
Other receivables	Loans and receivables	Amortized cost	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost	Amortized cost
Financial liabilities
Debt obligations	Other liabilities	Amortized cost	Amortized cost
Capital securities	Other liabilities	Amortized cost	Amortized cost
Capital securities - fund subsidiaries	Other liabilities	Fair value	FVTPL
Other non-current liabilities
Loan payable	FVTPL	Fair value	FVTPL
Other non-current financial liabilities	Other liabilities	Amortized cost	Amortized cost
Derivative liabilities	FVTPL	Fair value	FVTPL
Accounts payable and other liabilities	Other liabilities	Amortized cost	Amortized cost

IFRS 16, Leases (“IFRS 16”)

IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The partnership is in the process of determining the impact of IFRS 16 on its consolidated financial statements.

NOTE 4. ACQUISITIONS AND BUSINESS COMBINATIONS

a)	Completed in 2017
On December 8, 2017, the partnership acquired two office buildings comprised of 400,000 square feet in San Jose, California (“Towers @ 2nd”), for total cash consideration of $127 million. As of December 31, 2017, the valuation of the investment properties acquired was still under evaluation by the partnership. Accordingly, the business combination has been accounted for on a provisional basis.

On December 7, 2017, the partnership acquired 14 properties, comprising a 2.7 million square foot office portfolio in Mumbai, India (“Mumbai Office Portfolio”), for total cash consideration of $102 million. As of December 31, 2017, the valuation of the investment properties acquired and debt obligations assumed were still under evaluation by the partnership. Accordingly, the business combination has been accounted for on a provisional basis.

On December 1, 2017, the partnership acquired a 4.2 million square foot mixed-us office and retail complex (“Houston Center”) in Houston, Texas, for total consideration of $819 million. The acquisition was funded with $175 million of cash, with the remainder funded through debt financing.  As of December 31, 2017, the valuation of the investment properties was still under evaluation by the partnership. Accordingly, the business combination has been accounted for on a provisional basis.

On October 17, 2017, the partnership acquired a hotel in downtown Toronto, Canada (“Toronto Hotel”) for total consideration of $270 million. The acquisition was funded with $81 million of cash, with the remainder funded through debt financing. The partnership recognized a bargain purchase gain of $15 million in fair value gains, net, which was attributable to an improvement in market conditions from the time the acquisition price was agreed upon to the acquisition date. As of December 31, 2017, the valuation of the property, plant and equipment acquired was still under evaluation by the partnership. Accordingly, the business combination has been accounted for on a provisional basis.

On April 10, 2017, the partnership acquired a portfolio of 13 student housing properties (“Student Housing”) across the United Kingdom for total consideration of $358 million. The acquisition was funded with $223 million of cash, with the remainder funded through debt financing. The partnership recognized a bargain purchase gain of $27 million in fair value gains, net, which was driven by an improved operational forecast that was more certain as of the acquisition date than at the time the purchase price was agreed upon. During the fourth quarter of 2017, the partnership completed the purchase price allocation for the acquisition of Student Housing. No material changes were made to the provisional purchase price allocation.

On March 31, 2017, the partnership acquired One Post Street, a 424,000 square feet office building in San Francisco for total consideration of $153 million. The acquisition was funded with $31 million of cash from the partnership, with the remainder from a fund sponsored by Brookfield Asset Management. During the fourth quarter of 2017, the partnership completed the purchase price allocation for the acquisition of One Post Street. No material changes were made to the provisional purchase price allocation.

On March 31, 2017, the partnership acquired a portfolio consisting of nine office properties encompassing approximately 1.1 million square feet in the U.S. (“TA Office”), for total consideration of $214 million. The acquisition was funded with $81 million of cash, with the remainder funded through debt financing. The acquisition resulted in an approximately $13 million bargain purchase gain, which was recognized in fair value gains, net in the partnership’s consolidated income statements. The bargain purchase gain reflected a portfolio discount negotiated with the seller as a result of the partnership’s ability to execute the portfolio acquisition. During the third quarter of 2017, the partnership completed the purchase price allocation for the acquisition of TA Office. No material changes were made to the provisional purchase price allocation.

On March 9, 2017, the partnership acquired a portfolio of manufactured housing communities (“Manufactured Housing”) in the United States for total consideration of $768 million. The acquisition was funded with $578 million of cash, with the remainder funded through debt financing. The acquisition of the Manufactured Housing portfolio generated a bargain purchase gain of $107 million as a result of changes in the underlying market conditions since signing the purchase and sale agreement in the second quarter of 2016. During the third quarter of 2017, the partnership completed the purchase price allocation for the acquisition of Manufactured Housing. No material changes were made to the provisional purchase price allocation.

The following table summarizes the impact of material business combinations during the year ended December 31, 2017:

(US$ Millions)	Manufactured Housing	TA Office	One Post Street	Student Housing	Mumbai Office Portfolio	Houston Center	Toronto Hotel	Towers @ 2nd	Other	Total
Investment properties	$2,107	$235	$245	$392	$679	$825	$—	$128	$1,014	$5,625
Property, plant and equipment	—	—	—	—	—	—	281	—	—	281
Accounts receivable and other	79	5	—	—	12	22	4	—	14	136
Cash and cash equivalents	16	—	4	—	11	—	—	2	5	38
Intangible assets	—	—	—	—	—	—	—	—	—	—
Total assets	2,202	240	249	392	702	847	285	130	1,033	6,080
Less:
Non-recourse borrowings	(1,261)	—	—	—	(511)	—	—	—	—	(1,772)
Accounts payable and other	(36)	(13)	(2)	(7)	(44)	(28)	—	(3)	(3)	(136)
Deferred income tax liabilities	—	—	—	—	(45)	—	—	—	—	(45)
Non-controlling interests(1)	(30)	—	(94)	—	—	—	—	—	—	(124)
Net assets acquired	$875	$227	$153	$385	$102	$819	$285	$127	$1,030	$4,003
Consideration(2)	$768	$214	$153	$358	$102	$819	$270	$127	$1,022	$3,833
Transaction costs	$16	$3	$—	$6	$—	$5	$11	$—	$22	$63

(1)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of the fair value of the assets, liabilities and contingent liabilities on the date of acquisition.

(2)	Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

The difference between consideration and net assets acquired was primarily attributable to the bargain purchase gains from the acquisitions of Manufactured Housing, TA Office, Student Housing and Toronto Hotel of $162 million in total.

In the period from each acquisition date to December 31, 2017, the partnership recorded revenue and net income in connection with these acquisitions of approximately $322 million and $148 million, respectively. If the acquisitions had occurred on January

1, 2017, the partnership’s total revenue and net income would have been $6,488 million and $2,571 million, respectively, for the year ended December 31, 2017.

Transaction costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in general and administrative expense on the consolidated statements of income.

b)	Completed in 2016
On December 15, 2016, the partnership acquired an additional interest in CityPoint Tower (“CityPoint”), a 710,000 square foot office building in London, and obtained control for total consideration of $754 million. The acquisition was funded with $147 million of cash, with the remainder funded through debt financing. The partnership previously held a loan interest in CityPoint and accounted for its interest as a loan receivable. The partnership accounts for the acquisition as a step acquisition and remeasured its existing loan interest to fair value at acquisition date of $93 million. During the first quarter of 2017, the partnership completed the purchase price allocation for the acquisition of CityPoint. No material changes were made to the provisional purchase price allocation.

On November 17, 2016, the partnership acquired the International Finance Center (“IFC Seoul”), a 5.4 million square foot mixed-use complex in Seoul, South Korea for total consideration of $2,112 million. The acquisition was funded with $330 million of cash from third-party co-investors, and $545 million of cash from the partnership, with the remainder funded through debt financing. During the third quarter of 2017, the partnership completed the purchase price allocation for the acquisition of IFC Seoul and recognized goodwill of $221 million and a deferred tax liability of $261 million. No other material changes were made to the provisional purchase price allocation.

On July 6, 2016, the partnership acquired an additional 67% of the voting equity of Rouse Properties, Inc. (“Rouse”) for consideration of $1,063 million or $18.25 per share. Rouse is a real estate investment trust focused on a diverse portfolio of malls and retail centers encompassing approximately 24.1 million square feet across the United States at the time of acquisition. On the acquisition date, the partnership previously owned 33% of the voting equity of Rouse and accounted for its interest as an equity accounted investment. As a result of the acquisition, the partnership owns 100% of the voting equity of Rouse. The partnership accounted for the acquisition as a step acquisition and remeasured its existing 33% equity interest in Rouse to fair value at the acquisition date. At the time of the acquisition, holders of 12% of the voting equity of Rouse exercised their appraisal rights, which delayed the partnership’s payment for their shares of Rouse until the fair value of their equity as at the acquisition date is determined through legal proceedings. The partnership recorded a provision of $123 million in other non-current liabilities representing the partnership’s obligation to the third party former equity-holders of Rouse who exercised their rights. Total consideration for the acquisition consisted of cash consideration of $587 million, the fair value of the partnership’s existing 33% equity in Rouse as at the acquisition, and the fair value of the delayed settlement to the shareholders who have exercised their appraisal rights. During the second quarter of 2017, the partnership completed the purchase price allocation for the acquisition of Rouse. No material changes were made to the provisional purchase price allocation.

On May 10, 2016, the partnership acquired a portfolio of self-storage properties for total consideration of $151 million. The storage portfolio (“Southeastern Storage Portfolio”) consists of self-storage properties across the Southeastern United States. The acquisition was funded with $83 million of cash, with the remainder funded through debt financing. During the fourth quarter of 2016, the partnership completed the purchase price allocation for the acquisition of Southeastern Storage Portfolio. No material changes were made to the provisional purchase price allocation.

On April 29, 2016, the partnership acquired a portfolio of student housing properties (“UK Student Housing”) across the United Kingdom for total consideration of $397 million. The acquisition was funded with $209 million of cash , with the remainder funded through debt financing. During the fourth quarter of 2016, the partnership completed the purchase price allocation for the acquisition of UK Student Housing. No material changes were made to the provisional purchase price allocation.

On March 22, 2016, the partnership acquired a portfolio of self-storage properties for total consideration of $320 million. Simply Self Storage (“Simply Storage”) consists of self-storage properties across the United States. The acquisition was funded with $289 million of cash, with the remainder funded through debt financing. During the fourth quarter of 2016, the partnership completed the purchase price allocation for the acquisition of Simply Storage. No material changes were made to the provisional purchase price allocation.

The following table summarizes the impact of material acquisitions during the year ended December 31, 2016:

(US$ Millions)	Rouse	IFC Seoul	Simply Storage	CityPoint	UK Student Housing	Southeastern Storage Portfolio	Other	Total
Investment properties	$3,010	$1,906	$839	$742	$608	$205	$1,372	$8,682
Property, plant and equipment	13	307	—	—	—	—	334	654
Accounts receivable and other	94	35	26	17	9	4	9	194
Cash and cash equivalents	32	24	15	1	33	1	8	114
Goodwill(1)	—	221	—	—	—	—	—	221
Total assets	3,149	2,493	880	760	650	210	1,723	9,865
Less:
Non-recourse borrowings	(1,840)	—	(534)	—	(202)	(58)	(76)	(2,710)
Accounts payable and other	(231)	(120)	(11)	(6)	(49)	(1)	(2)	(420)
Deferred income tax liabilities(1)	—	(261)	—	—	—	—	—	(261)
Non-controlling interests(2)	(15)	—	(15)	—	(2)	—	(2)	(34)
Net assets acquired	$1,063	$2,112	$320	$754	$397	$151	$1,643	$6,440
Consideration(3)	$1,063	$2,112	$320	$754	$397	$151	$1,618	$6,415
Transaction costs	$—	$26	$9	$2	$4	$2	$13	$56

(1)
During the third quarter of 2017, the partnership completed the purchase price allocation for the acquisition of IFC Seoul and recognized goodwill of $221 million and a deferred tax liability of $261 million . No other material changes were made to the provisional purchase price allocation.

(2)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of the fair value of the assets, liabilities and contingent liabilities on the date of acquisition.

(3)	Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

The difference between consideration and net assets acquired was primarily attributable to the goodwill recognized for IFC Seoul which was finalized in the third quarter of 2017.

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

NOTE 5. INVESTMENT PROPERTIES
The following table presents a roll forward of investment property balances for the years ended December 31, 2017 and 2016:

	Year ended Dec. 31, 2017			Year ended Dec. 31, 2016
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of year	$45,699	$3,085	$48,784	$39,111	$2,488	$41,599
Changes resulting from:
Property acquisitions	5,545	107	5,652	8,697	310	9,007
Capital expenditures	905	990	1,895	770	835	1,605
Property dispositions(1)	(1,240)	(675)	(1,915)	(876)	(13)	(889)
Fair value gains, net	347	202	549	290	251	541
Foreign currency translation	1,121	159	1,280	68	(213)	(145)
Transfers between commercial properties and commercial developments	1,038	(1,038)	—	562	(562)	—
Reclassifications of assets held for sale and other changes(2)	(4,635)	(253)	(4,888)	(2,923)	(11)	(2,934)
Balance, end of year	$48,780	$2,577	$51,357	$45,699	$3,085	$48,784

(1)	Property dispositions represent the carrying value on date of sale.

(2)
The partnership’s interest in 20 Canada Square in London was reclassified to assets held for sale in the second quarter of 2017 and sold in the third quarter of 2017. In the third quarter of 2017, the partnership’s industrial portfolio in Europe was reclassified to assets held for sale and sold in the fourth quarter of 2017. In the fourth quarter of 2017, the partnership sold 49% of its interest in One Liberty Plaza and reclassified the remaining 51% interest to equity accounted investments. The partnership also reclassified 50% of its interest in Bay Adelaide Centre in Toronto to assets held for sale in the fourth quarter of 2017. This also includes the reclassification of our Brazil Retail investment from commercial properties to equity accounted investments as a result of the partnership entering into an amended management agreement with its co-investors in the second quarter of 2017 which resulted in the loss of control over the venture.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. There are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain recently acquired subsidiaries, the partnership has used valuations prepared by external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to our internally prepared values.

The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Dec. 31, 2017			Dec. 31, 2016
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office
United States	Discounted cash flow	7.0%	5.8%	13	6.8%	5.6%	12
Canada	Discounted cash flow	6.1%	5.5%	10	6.2%	5.5%	10
Australia	Discounted cash flow	7.0%	6.1%	10	7.3%	6.1%	10
Europe	Discounted cash flow	—%	—%	—	6.0%	5.0%	12
Brazil	Discounted cash flow	9.7%	7.6%	7	9.3%	7.5%	10
Opportunistic Office	Discounted cash flow	9.7%	6.9%	8	9.9%	7.6%	7
Opportunistic Retail	Discounted cash flow	9.0%	8.0%	10	10.2%	8.1%	12
Industrial	Discounted cash flow	6.8%	6.2%	10	7.4%	6.6%	10
Multifamily(1)	Direct capitalization	4.8%	n/a	n/a	4.9%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.4%	n/a	n/a	6.1%	n/a	n/a
Self-storage(1)	Direct capitalization	5.8%	n/a	n/a	6.2%	n/a	n/a
Student Housing(1)	Direct capitalization	5.8%	n/a	n/a	5.9%	n/a	n/a
Manufactured Housing(1)	Direct capitalization	5.8%	n/a	n/a	n/a	n/a	n/a

(1)	In the third quarter of 2017, 20 Canada Square in London was sold. The remaining European properties are valued on a residual land value method.

(2)
The valuation method used to value multifamily, triple net lease, self-storage, student housing and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Operating investment properties with a fair value of approximately $10.2 billion (December 31, 2016 - $10.2 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any buildings held under operating leases.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(j) above.

	Dec. 31, 2017				Dec. 31, 2016
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$14,259	$568	$—	$—	$16,142	$387
Canada	—	—	4,493	104	—	—	4,015	598
Australia	—	—	2,472	8	—	—	2,112	—
Europe	—	—	120	920	—	—	583	1,247
Brazil	—	—	327	—	—	—	250	65
Opportunistic
Opportunistic Office	—	—	8,359	231	—	—	5,645	208
Opportunistic Retail	—	—	3,406	6	—	—	4,214	3
Industrial	—	—	1,409	533	—	—	2,173	505
Multifamily	—	—	3,925	—	—	—	3,574	—
Triple Net Lease	—	—	4,804	—	—	—	4,790	—
Self-storage	—	—	1,796	58	—	—	1,592	32
Student Housing	—	—	1,204	149	—	—	609	40
Manufactured Housing	—	—	2,206	—	—	—	—	—
Total	$—	$—	$48,780	$2,577	$—	$—	$45,699	$3,085

There were no transfers between levels within the fair value hierarchy during the years ended December 31, 2017, 2016, and 2015. Investment properties with a fair value of $49.8 billion (December 31, 2016 - $44.8 billion) are pledged as security for property debt.

The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties for December 31, 2017, for properties valued using the discounted cash flow or direct capitalization method, respectively:

Dec. 31, 2017
(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States	$795
Canada	251
Australia	141
Brazil	36
Opportunistic
Opportunistic Office	286
Opportunistic Retail	116
Industrial	78
Multifamily	196
Triple Net Lease	166
Self-storage	69
Student Housing	55
Manufactured Housing	91
Total	$2,280

During the year ended December 31, 2017, the partnership capitalized a total of $990 million (December 31, 2016 - $835 million) of costs related to development properties. Included in this amount is $904 million (December 31, 2016 - $718 million) of construction and related costs and $86 million (December 31, 2016 - $117 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2017 is 3.5% (December 31, 2016 - 4.2%).

NOTE 6. INVESTMENTS IN SUBSIDIARIES

The partnership considers all relevant facts and circumstances in determining that its decision making rights over the entities listed below are sufficient to give it power over these subsidiaries. In addition, the partnership has exposure and rights to substantial variable returns from its economic interests in these subsidiaries, even after consideration of material non-controlling interests in certain subsidiaries. The partnership is able to use its power to affect the amount of its returns and consolidates these subsidiaries.

The following table presents the partnership’s material subsidiaries as of December 31, 2017 and 2016:

	Jurisdiction of formation	Economic interest		Voting interest
		Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Subsidiary of the partnership
Brookfield Property L.P.(1)	Bermuda	37%	37%	100%	100%
Holding entities of the operating partnership
BPY Bermuda IV Holdings L.P.	Delaware	100%	100%	100%	100%
Brookfield BPY Retail Holdings II Inc.	Ontario	100%	100%	100%	100%
BPY Bermuda Holdings Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings II Limited	Bermuda	100%	100%	100%	100%
Brookfield BPY Holdings Inc.	Ontario	100%	100%	100%	100%
BPY Bermuda Holdings IV Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings 1A Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings V Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings VI Limited	Bermuda	100%	—%	100%	—%
Real estate subsidiaries of the holding entities
Brookfield Office Properties (“BPO”)	Canada	100%	100%	100%	100%
Brookfield BPY Holdings (Australia) ULC(2)	Canada	100%	100%	—%	—%
DS4 Holdings Limited(3)	Barbados	—%	100%	—%	100%
BSREP CARS Sub-Pooling LLC(4)	United States	29%	29%	—%	—%
Center Parcs UK(4)	United Kingdom	27%	27%	—%	—%
BSREP Industrial Pooling Subsidiary L.P.(4)	United States	30%	30%	—%	—%
BSREP II Aries Pooling LLC(4)	United States	26%	26%	—%	—%
Brookfield Brazil Retail Fundo de Investimento em Participações(5)	Brazil	46%	46%	—%	—%
BREF ONE, LLC(4)	United States	33%	33%	—%	—%
BSREP Europe Holdings L.P.(4)	Cayman Islands	34%	34%	—%	—%
BSREP UA Holdings LLC(4)	Cayman Islands	30%	30%	—%	—%
BSREP II Brazil Pooling LLC(4)	United States	32%	32%	—%	—%
BSREP India Office Holdings Pte. Ltd.(4)	United States	33%	33%	—%	—%
BSREP II Retail Upper Pooling LLC(4)	United States	50%	50%	33%	33%
Brookfield Strategic Real Estate Partners II Storage REIT LLC(4)	United States	26%	26%	—%	—%
BSREP II Korea Office Holdings Pte. Ltd.(4)	South Korea	22%	22%	—%	—%
BSREP II PBSA Ltd.(4)	Bermuda	26%	26%	—%	—%
BSREP II MH Holdings LLC(4)	United States	26%	—%	—%	—%

(1)
BPY holds all managing general partner units of the operating partnership and therefore has the power to direct the relevant activities and affairs of the operating partnership. The managing general partner units represent 37% and 37% of the total number of the operating partnership’s units at December 31, 2017 and 2016, respectively.

(2)
This entity holds economic interest in certain of its Australian properties not held through BPO. This economic interest is held in the form of participating loan agreements with Brookfield Asset Management.

(3)	The partnership sold its entire interest in the DS4 Holdings Limited, which owned 20 Canada Square in London, during the third quarter of 2017.

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

(5)
The partnership entered into an amended management agreement with its co-investors in Brazil Retail resulting in the loss of control over the venture. Subsequent to entering into this agreement, the partnership will recognize its interest in Brazil Retail as an equity accounted investment. See Note 7, Equity Accounted Investments for further information.

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

	Jurisdiction of formation	Proportion of economic interests held by non- controlling interests		Non-controlling interests: Interests of others in operating subsidiaries and properties
(US$ Millions)		Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
BPO(1)	Canada	—%	—%	$2,982	$2,663
BSREP CARS Sub-Pooling LLC(2)	United States	71%	71%	918	1,208
Center Parcs UK(2)	United Kingdom	73%	73%	869	982
BSREP Industrial Pooling Subsidiary L.P.(2)	United States	70%	70%	878	887
BSREP II Korea Office Holdings Pte. Ltd.	South Korea	78%	78%	706	638
BSREP II Aries Pooling LLC(2)	United States	74%	74%	652	635
BSREP II Retail Upper Pooling LLC(2)	United States	50%	50%	670	545
BSREP II MH Holdings LLC(2)(3)	United States	74%	—%	593	—
Brookfield Strategic Real Estate Partners II Storage REIT LLC(2)	United States	74%	74%	564	479
BSREP II PBSA Ltd.	Bermuda	74%	74%	501	208
BSREP UA Holdings LLC(2)	Cayman Islands	70%	70%	487	469
BREF ONE, LLC	United States	67%	67%	483	491
BSREP II Brazil Pooling LLC	United States	68%	68%	472	423
BSREP India Office Holdings Pte. Ltd.	United States	67%	67%	424	316
BSREP Europe Holdings L.P(2)	Cayman Islands	66%	66%	55	447
Brookfield Brazil Retail Fundo de Investimento em Participações(4)	Brazil	—%	54%	—	412
Other	Various	18% - 76%	18% - 88%	1,684	1,000
Total				$12,938	$11,803

(1)
Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%. During the second quarter of 2017, the partnership redeemed all of the public units outstanding of Brookfield Canada Office Properties, for C $32.50 per unit, or approximately C$516 million ($384 million). During the second quarter of 2017, the partnership redeemed all of the public units outstanding of Brookfield Prime Property Fund, for A$8.815 per unit, or A$85 million ($64 million).

(2)
Includes non-controlling interests representing interests held by other investors in Brookfield Asset Management -sponsored funds and holding entities through which the partnership participates in Brookfield Asset Management -sponsored funds. Also includes non-controlling interests in underlying operating entities owned by Brookfield Asset Management sponsored funds.

(3)	Includes non-controlling interests in recently acquired manufactured housing portfolio. See Note 4, Acquisitions and Business Combinations, for further information.

(4)
The partnership entered into an amended management agreement with its co-investors in Brazil Retail resulting in the loss of control over the venture. Subsequent to entering into this agreement, the partnership will recognize its interest in Brazil Retail as an equity accounted investment. See Note 7, Equity Accounted Investments for further information.

Summarized financial information in respect of each of the partnership’s subsidiaries that have material non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	Dec. 31, 2017
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
BPO	1,432	43,993	13,675	15,944	3,153	12,653
BSREP CARS Sub-Pooling LLC	70	4,811	4	3,637	918	322
Center Parcs UK	103	4,107	228	2,786	869	327
BSREP Industrial Pooling Subsidiary L.P.	111	2,271	123	1,051	878	330
BSREP II Korea Office Holdings Pte. Ltd.	72	2,948	42	2,071	706	201
BSREP II Aries Pooling LLC	57	2,321	47	1,455	652	224
BSREP II Retail Upper Pooling LLC	68	3,321	998	1,066	670	655
BSREP II MH Holdings LLC	34	2,280	30	1,499	593	192
Brookfield Strategic Real Estate Partners II Storage REIT LLC	45	1,871	22	1,144	564	186
BSREP II PBSA Ltd.	61	1,367	121	633	501	173
BSREP UA Holdings LLC	49	1,564	32	885	487	209
BREF ONE, LLC	264	2,332	534	1,338	483	241
BSREP II Brazil Pooling LLC	26	1,261	12	578	472	225
BSREP India Office Holdings Pte. Ltd.	38	1,659	103	963	424	207
BSREP Europe Holdings L.P.	95	—	12	—	55	28
Total	2,525	76,106	15,983	35,050	11,425	16,173

	Dec. 31, 2016
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
BPO	902	43,185	4,188	23,708	3,531	12,660
BSREP CARS Sub-Pooling LLC	70	4,798	421	2,811	1,208	428
Center Parcs UK	45	3,730	187	2,235	982	371
BSREP Industrial Pooling Subsidiary L.P.	92	1,939	342	477	887	325
BSREP II Korea Office Holdings Pte. Ltd.	132	2,184	141	1,415	638	122
BSREP II Aries Pooling LLC	211	2,205	31	1,532	635	218
BSREP II Retail Upper Pooling LLC	67	3,076	304	1,755	545	539
Brookfield Strategic Real Estate Partners II Storage REIT LLC	84	1,639	18	1,068	479	158
BREF ONE, LLC	235	2,369	518	1,351	491	244
BSREP UA Holdings LLC	35	1,375	31	709	469	201
BSREP Europe Holdings L.P.	146	1,067	44	490	447	232
BSREP II Brazil Pooling LLC	43	959	7	370	423	202
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	33	962	50	369	412	164
BSREP India Office Holdings Pte. Ltd.	38	1,256	77	747	316	154
Total	2,133	70,744	6,359	39,037	11,463	16,018

	Year ended Dec. 31, 2017
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,224	$120	$139	$9	$(718)	$(672)
BSREP CARS Sub-Pooling LLC	311	87	85	377	30	29
Center Parcs UK	587	13	94	210	5	36
BSREP Industrial Pooling Subsidiary L.P.	143	175	175	163	65	65
BSREP II Korea Office Holdings Pte. Ltd.	194	144	230	119	41	66
BSREP II Aries Pooling LLC	285	53	54	59	18	18
BSREP II Retail Upper Pooling LLC	306	50	50	1	42	42
BSREP II MH Holdings LLC	194	133	133	16	44	44
Brookfield Strategic Real Estate Partners II Storage REIT LLC	168	82	82	8	27	27
BSREP II PBSA Ltd.	74	109	131	—	37	44
BSREP UA Holdings LLC	124	117	117	99	50	50
BREF ONE, LLC	717	(33)	(8)	—	(17)	(5)
BSREP II Brazil Pooling LLC	70	63	55	17	30	26
BSREP India Office Holdings Pte. Ltd.	156	130	154	47	63	75
BSREP Europe Holdings L.P.	96	782	896	1,289	359	419
Total	$5,649	$2,025	$2,387	$2,414	$76	$264

	Year ended Dec. 31, 2016
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,221	$81	$101	$254	$277	$250
BSREP CARS Sub-Pooling LLC	300	140	140	4	49	49
Center Parcs UK	586	74	(112)	76	28	(42)
BSREP Industrial Pooling Subsidiary L.P.	108	158	158	114	55	55
BSREP II Korea Office Holdings Pte. Ltd.	21	(18)	(40)	—	(3)	(7)
BSREP II Aries Pooling LLC	191	(47)	(46)	46	(16)	(16)
BSREP II Retail Upper Pooling LLC	178	3	3	—	3	3
Brookfield Strategic Real Estate Partners II Storage REIT LLC	106	130	130	84	43	43
BREF ONE, LLC	762	(22)	37	—	(11)	18
BSREP UA Holdings LLC	117	138	138	—	59	59
BSREP Europe Holdings L.P.	79	51	31	13	26	15
BSREP II Brazil Pooling LLC	56	59	121	6	28	58
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	80	(42)	35	—	(25)	1
BSREP India Office Holdings Pte. Ltd.	130	76	67	25	37	33
Total	$4,935	$781	$763	$622	$550	$519

	Year ended Dec. 31, 2015
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,170	$172	$(3)	$69	$2,153	$1,662
BSREP CARS Sub-Pooling LLC	283	146	146	47	50	50
Center Parcs UK	285	69	20	20	36	4
BSREP Industrial Pooling Subsidiary L.P.	128	107	107	36	37	38
BSREP II Aries Pooling LLC	75	24	24	3	5	3
Brookfield Brazil Retail Fundo de Investimento em Participaçoes	91	(71)	(301)	15	(47)	(125)
BREF ONE, LLC	799	(19)	69	63	(9)	34
BSREP Europe Holdings L.P.	128	98	38	15	50	18
BSREP UA Holdings LLC	109	99	99	—	42	42
BSREP India Office Holdings Pte. Ltd.	113	78	52	—	44	36
BSREP II Brazil Pooling	6	(5)	(8)	—	(2)	(4)
Total	$4,187	$698	$243	$268	$2,359	$1,758

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

			Proportion of ownership interests/voting rights held by the partnership		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Joint ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,284	$2,866
Manhattan West, New York	Property holding company	United States	56%	56%	1,439	1,214
Grace Building, New York	Property holding company	United States	50%	50%	585	585
One Liberty Plaza, New York(2)	Property holding company	United States	51%	—%	408	—
Southern Cross East, Melbourne(3)	Property holding company	Australia	50%	50%	407	346
Brookfield Brazil Retail Fundo de Investimento em Participaçõe ("Brazil Retail")(4)	Holding company	Brazil	46%	46%	339	—
E&Y Complex, Sydney	Property holding company	Australia	50%	50%	311	263
Brookfield D.C. Office Partners LLC ("D.C. Fund"), Washington, D.C.	Property holding company	United States	51%	51%	310	327
Brookfield Fairfield U.S. Multifamily Value Add Fund II ("VAMF II")	Property holding company	United States	37%	37%	291	296
Principal Place - Commercial, London(5)	Property holding company	United Kingdom	50%	—%	230	—
Potsdamer Platz, Berlin	Holding company	Germany	25%	25%	205	161
One New York Plaza, New York	Property holding company	United States	15%	15%	120	116
Republic Plaza, Denver	Property holding company	United States	50%	50%	119	128
75 State Street, Boston	Property holding company	United States	26%	26%	94	90
245 Park Avenue, New York(6)	Property holding company	United States	—%	51%	—	706
Other	Various	Various	12%-90%	13%-83%	1,425	1,055
					9,567	8,153
Associates
GGP Inc. (“GGP”)(7)	Real estate investment trust	United States	34%	29%	8,844	7,453
China Xintiandi (“CXTD”)(8)	Property holding company	China	22%	22%	499	446
Diplomat Resort and Spa (“Diplomat”)	Property holding company	United States	90%	90%	339	355
Brookfield Premier Real Estate Partners Pooling LLC (“BPREP”)	Property holding company	United States	10%	19%	122	113
Other	Various	Various	23% - 31%	23% - 49%	390	324
					10,194	8,691
Total					$19,761	$16,844

(1)	Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc (“Canary Wharf”) in London.

(2)
The partnership sold 49% of its interest in One Liberty Plaza during the fourth quarter of 2017. As a result of the transaction, the partnership retained joint control and will recognize its interest as an equity accounted investment.

(3)
The partnership exercises joint control over these jointly controlled assets through a participating loan agreement with Brookfield Asset Management that is convertible at any time into a direct equity interest in the entity.

(4)
In the second quarter of 2017, the partnership entered into an amended management agreement with its co-investors in Brazil Retail resulting in the loss of control over the venture. Subsequent to entering into this agreement, the partnership will recognize its interest in Brazil Retail as an equity accounted investment.

(5)
The partnership sold 50% of its interest in Principal Place - Commercial during the first quarter of 2017. As a result of the transaction, the partnership retained joint control and will recognize its interest as an equity accounted investment.

(6)	The partnership sold its interest in 245 Park Avenue in Manhattan, New York during the second quarter of 2017.

(7)
In the fourth quarter of 2017, the partnership exercised all of its outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis. The exercise resulted in the partnership’s acquisition of an additional 68 million common shares of GGP, increasing its ownership from 29% to 34%.

(8)	The partnership’s interest in CXTD is held through BSREP CXTD Holdings L.P. in which it has an approximate 31% interest. Refer to Note 6, Investments in Subsidiaries for additional information.

(a)	2017 Transactions

In the first quarter of 2017, the partnership sold 50% of its interest in Principal Place - Commercial for approximately £346 million ($429 million). As a result of the transaction, the partnership retained joint control and recognized the equity accounted investment with a carrying value of $230 million at December 31, 2017.

The partnership sold its 51% interest in 245 Park Avenue in the second quarter of 2017 for net proceeds of approximately $680 million.

In the second quarter of 2017, the partnership entered into an amended management agreement with its co-investors in Brazil Retail resulting in the loss of control over the venture. Subsequent to entering into this agreement, the partnership recognized its interest in Brazil Retail as an equity accounted investment with a carrying value of $339 million at December 31, 2017.

During the fourth quarter of 2017, the partnership exercised all of its outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million of cash. The exercise resulted in the partnership’s acquisition of an additional 68 million common shares of GGP, increasing its ownership from 29% to 34%. As a result of the exercise, the partnership recorded an additional equity accounted investment of approximately $1,890 million. The partnership determined its share of the net fair value of the incremental interests acquired in GGP’s identifiable assets and liabilities. The excess of its share of this net fair value over the cost of the investment of $442 million represents a gain that is included in share of net earnings from equity accounted investments in addition to $1,448 million of impact of warrant exercise.

(b)	2016 Transactions

The partnership contributed approximately 50% of its investment in 75 State Street, representing a 25% interest in the property, to a newly launched open-ended fund, in the fourth quarter of 2016. In addition to a partial interest in 75 State Street, the partnership also contributed partial interests in One New York Plaza and 685 Market Street in San Francisco, as well as four development properties, to the fund, Brookfield Premier Real Estate Partners Pooling LLC. The partnership received net proceeds of $337 million, as well as a 19% interest in the fund which is accounted for as an investment in associate.

In addition, during the fourth quarter of 2016, the partnership sold a further 16% net interest in One New York Plaza. Subsequent to these transactions, the partnership owns a 15% net interest in the property, which is accounted for as a joint venture under the equity method and carried at $116 million at December 31, 2016. Prior to these transactions, the partnership consolidated this property.

In the second quarter of 2016, the partnership sold 50% of its investment in Potsdamer Platz, representing a 25% interest in the estate.

At December 31, 2017, the partnership determined that the prolonged and significant decline in GGP's share price indicated that the partnership’s investment in GGP may be impaired. The partnership estimated the recoverable amount of its investment in GGP in accordance with IAS 36 and determined that the recoverable amount, as represented by the value in use, is greater than the current carrying value. Thus no impairment was recognized for the period ended December 31, 2017. The fair value of the common shares of GGP held by the partnership based on the trading price of GGP common stock as of December 31, 2017 is $7,570 million (December 31, 2016 - $6,379 million).

The following table presents the change in the balance of the partnership’s equity accounted investments as of December 31, 2017 and 2016:

(US$ Millions) Years ended Dec. 31,	2017	2016
Equity accounted investments, beginning of year	$16,844	$17,638
Additions	1,372	715
Disposals and return of capital distributions	(281)	(1,180)
Share of net earnings from equity accounted investments(1)	961	1,019
Distributions received	(369)	(524)
Foreign currency translation	430	(646)
Reclassification to assets held for sale(2)	(712)	(340)
Exercise of warrants(1)	1,448	—
Other comprehensive income and other	68	162
Equity accounted investments, end of year	$19,761	$16,844

(1)
During the fourth quarter of 2017, in the Core Retail segment, the partnership exercised all of its outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million. The exercise resulted in the partnership’s acquisition of an additional 68 million common shares of GGP, increasing its ownership from 29% to 34%. The partnership determined its share of the net fair value of the incremental interests acquired in GGP’s identifiable assets and liabilities. The excess of its share of this net fair value over the cost of the investment of $442 million represents a gain that is included in share of net earnings from equity accounted investments.

(2) The partnership’s interest in 245 Park Avenue in Midtown New York was reclassified to assets held for sale in the first quarter of 2017 and sold in the second quarter of 2017. The partnership reclassified a portfolio of industrial assets and a portfolio of hospitality properties in Germany to assets held for sale in the second quarter of 2016 and sold in the third quarter of 2016.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Dec. 31, 2017			Dec. 31, 2016
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office
United States	Discounted cash flow	6.5%	5.3%	11	6.3%	5.3%	11
Australia	Discounted cash flow	7.0%	5.8%	10	7.1%	6.0%	10
Europe	Discounted cash flow	4.8%	4.8%	10	5.1%	4.8%	10
Core Retail
United States	Discounted cash flow	7.0%	5.6%	10	7.4%	5.9%	10
Opportunistic Office	Discounted cash flow	6.6%	5.7%	10	9.0%	7.8%	5
Opportunistic Retail	Discounted cash flow	11.5%	7.2%	11	11.0%	9.0%	10
Industrial	Discounted cash flow	6.4%	5.8%	10	6.9%	6.1%	10
Multifamily(1)	Direct capitalization	5.1%	n/a	n/a	5.1%	n/a	n/a

(1)
The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as of December 31, 2017 and 2016:

	Dec. 31, 2017
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
Canary Wharf Joint Venture	$844	$13,092	$703	$6,759	$6,474
Manhattan West	74	4,248	816	941	2,565
Grace Building	35	2,042	12	891	1,174
One Liberty Plaza	129	1,527	17	839	800
Southern Cross East	94	732	11	—	815
Brazil Retail	42	982	10	65	949
EY Centre	29	611	18	—	622
D.C. Fund	41	1,351	348	436	608
VAMF II	111	1,813	295	851	778
Principal Place - Commercial	7	941	45	444	459
Potsdamer Platz	60	1,835	54	1,021	820
One New York Plaza	69	1,480	—	748	801
Republic Plaza	28	495	20	265	238
75 State Street	16	662	8	309	361
Other	707	5,357	736	2,080	3,248
	2,286	37,168	3,093	15,649	20,712
Associates
GGP	1,029	37,841	947	13,062	24,861
CXTD	173	3,678	138	1,476	2,237
Diplomat	24	777	23	400	378
BPREP	18	1,670	14	456	1,218
Other	149	2,042	231	870	1,090
	1,393	46,008	1,353	16,264	29,784
Total	$3,679	$83,176	$4,446	$31,913	$50,496

	Dec. 31, 2016
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
Canary Wharf Joint Venture	$776	$11,685	$461	$6,268	$5,732
Manhattan West	244	3,374	733	718	2,167
245 Park Avenue	47	2,153	816	—	1,384
Grace Building	30	2,043	9	891	1,173
VAMF II	59	1,942	87	1,125	789
One New York Plaza	36	1,480	8	734	774
Southern Cross East	34	659	—	—	693
Potsdamer Platz	51	1,463	29	841	644
D.C. Fund	40	1,378	35	743	640
EY Centre	22	521	17	—	526
75 State Street	13	648	5	309	347
Republic Plaza	36	510	21	270	255
Other	677	3,567	514	1,028	2,702
	2,065	31,423	2,735	12,927	17,826
Associates
GGP	1,547	38,460	2,540	12,656	24,811
CXTD	41	3,449	276	1,299	1,915
Diplomat	26	760	385	5	396
BPREP	8	602	3	—	607
Other	97	1,784	174	841	866
	1,719	45,055	3,378	14,801	28,595
Total	$3,784	$76,478	$6,113	$27,728	$46,421

Summarized financial information in respect of the partnership’s equity accounted investments for the years ended December 31, 2017, 2016 and 2015 is set out below:

	Year ended Dec. 31, 2017
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Discon-tinued operations	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$581	$370	$(49)	$21	$—	$183	$5	$91	$—
Manhattan West	81	70	308	—	—	319	—	179	1
Grace Building	120	80	(23)	—	—	17	—	9	7
One Liberty Plaza	3	2	103	—	—	104	(7)	53	—
Southern Cross East	46	7	21	—	—	60	—	30	—
Brazil Retail	48	29	31	—	—	50	—	23	11
EY Centre	34	9	17	—	—	42	—	21	—
D.C. Fund	129	76	(54)	—	—	(1)	—	(1)	23
VAMF II	154	116	117	4	—	159	—	59	—
Principal Place - Commercial	28	61	132	—	—	99	—	49	—
Potsdamer Platz	96	95	108	—	—	109	—	27	—
One New York Plaza	121	78	(4)	—	—	39	7	6	1
Republic Plaza	46	30	(33)	—	—	(17)	—	(9)	—
75 State Street	49	30	6	—	—	25	—	6	2
245 Park Avenue	54	31	(24)	—	—	(1)	—	—	10
Other	259	111	148	—	—	296	16	153	38
	1,849	1,195	804	25	—	1,483	21	696	93
Associates
GGP(2)(3)	2,405	1,207	(2,307)	518	—	(591)	12	179	240
CXTD	128	145	121	—	—	104	—	23	—
Diplomat	151	166	—	—	—	(15)	43	(14)	6
BPREP	40	27	31	71	—	115	—	12	3
Other	253	183	147	—	—	217	61	65	27
	2,977	1,728	(2,008)	589	—	(170)	116	265	276
Total	$4,826	$2,923	$(1,204)	$614	$—	$1,313	$137	$961	$369

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates

(2)	Net income presented before allocation to non-controlling interests and preferred dividends

(3)
As a result of the partnership’s exercise of GGP warrants, the additional shares that were acquired by the partnership were acquired at a discount to the net fair value of the proportionate interest in the underlying assets acquired and liabilities assumed. The partnership recognized a $442 million gain within the partnership’s share of net income.

	Year ended Dec. 31, 2016
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income of EAI(1)	Discon-tinued operations	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$646	$284	$(351)	$8	$—	$19	$(4)	$10	$—
Manhattan West	78	51	161	—	—	188	—	105	57
245 Park Avenue	163	95	(146)	—	—	(78)	—	(39)	37
Grace Building	117	79	(24)	—	—	14	—	7	11
VAMF II	430	310	123	—	—	243	—	96	—
Southern Cross East	42	11	3	—	—	34	—	17	—
Potsdamer Platz	49	27	32	—	—	54	—	12	—
D.C. Fund	121	71	(9)	—	—	41	—	21	17
EY Centre	34	8	103	—	—	129	5	65	—
Republic Plaza	46	30	(5)	—	—	11	—	6	—
One New York Plaza	11	8	57	—	—	60	—	9	—
75 State Street	47	30	26	—	—	43	—	17	—
Other	384	196	120	—	—	308	(2)	137	124
	2,168	1,200	90	8	—	1,066	(1)	463	246
Associates
GGP(2)	2,427	1,371	177	502	—	1,735	4	476	266
CXTD	114	122	195	—	—	187	—	41	—
Diplomat	139	140	—	—	—	(1)	35	(2)	—
BPREP	—	3	56	—	—	53	—	10	12
Other	520	489	104	—	—	135	—	31	—
	3,200	2,125	532	502	—	2,109	39	556	278
Total	$5,368	$3,325	$622	$510	$—	$3,175	$38	$1,019	$524

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates

(2)	Net income presented before allocation to non-controlling interests and preferred dividends

	Year ended December 31, 2015
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Discon-tinued operations	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$606	$451	$726	$44	$—	$925	$(102)	$463	$—
Manhattan West	12	6	15	—	—	21	—	12	—
245 Park Avenue	157	92	127	—	—	192	—	98	21
Grace Building	120	81	102	—	—	141	—	70	18
VAMF II	83	63	154	—	—	174	—	65	—
Southern Cross East	1	—	—	—	—	1	—	1	—
Potsdamer Platz	—	—	(4)	—	—	(4)	—	(2)	—
D.C. Fund	75	43	6	—	—	38	—	19	5
EY Centre	35	8	30	—	—	57	—	29	—
Republic Plaza	45	29	—	—	—	16	—	8	—
75 State Street	28	18	17	—	—	27	—	14	—
Other	365	247	301	—	—	419	4	199	30
	1,527	1,038	1,474	44	—	2,007	(98)	976	74
Associates
GGP(2)	2,506	1,454	528	359	(40)	1,899	(12)	526	186
CXTD	170	159	957	—	—	968	2	46	—
Rouse	370	108	(196)	—	—	66	—	(12)	14
Diplomat	148	132	(18)	—	—	(2)	121	(9)	—
Other	318	275	122	—	—	165	36	64	2
	3,512	2,128	1,393	359	(40)	3,096	147	615	202
Total	$5,039	$3,166	$2,867	$403	$(40)	$5,103	$49	$1,591	$276

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

NOTE 8. INVESTMENTS IN JOINT OPERATIONS
The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenues, and expenses of the properties in these consolidated financial statements:

		Place of incorporation and principal place of business	Ownership(1)
Name of property	Principal activity		Dec. 31, 2017	Dec. 31, 2016
Brookfield Place - Retail & Parking	Property	Toronto	56%	56%
Brookfield Place III	Development property	Toronto	54%	54%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(2)	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	25%	25%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Bankers West Parkade	Development property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
Place de Ville I	Property	Ottawa	25%	25%
Place de Ville II	Property	Ottawa	25%	25%
Jean Edmonds Towers	Property	Ottawa	25%	25%
300 Queen Street	Development property	Ottawa	25%	25%
52 Goulburn Street(3)	Property	Sydney	50%	50%
235 St Georges Terrace(3)	Property	Perth	50%	50%
108 St Georges Terrace(3)	Property	Perth	50%	50%
Southern Cross West(3)	Property	Melbourne	50%	50%
Shopping Patio Paulista(4)	Property	São Paulo	—%	60%
Shopping Patio Paulista - Expansion(4)	Development property	São Paulo	—%	44%
Shopping Patio Higienópolis	Property	São Paulo	25%	25%
Shopping Patio Higienópolis - Expansion	Development property	São Paulo	32%	32%
Shopping Patio Higienópolis - Co-Invest	Property	São Paulo	5%	5%
Shopping Patio Higienópolis Expansion - Co-Invest	Development property	São Paulo	6%	6%
Brookfield Brazil Higienópolis(4)	Property	São Paulo	—%	20%
Brookfield Brazil Higienópolis - Expansion(4)	Development property	São Paulo	—%	12%
Shopping Raposo(4)	Property	São Paulo	—%	60%
West Shopping(4)	Property	São Paulo	—%	45%
G2-Infospace Gurgaon	Property	NCR-Delhi Region	72%	72%

(1)	Represents ownership in these properties before non-controlling interests in subsidiaries that hold these ownership interests.

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

(4)
In the second quarter of 2017, the partnership entered into an amended management agreement with its co-investors in Brazil Retail resulting in the loss of control over the venture. Subsequent to entering into this agreement, the partnership will recognize its interest in Brazil Retail as an equity accounted investment.

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

The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)	Participation interest		Carrying value
Name of property	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Darling Park Complex, Sydney	30%	30%	$251	$215
IAG House, Sydney	50%	50%	111	101
Jessie Street, Sydney	100%	100%	155	155
Total participating loan interests			$517	$471

Included in the balance of participating loan interests is an embedded derivative representing the partnership’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported through earnings in fair value gains, net on the consolidated statements of income. As of December 31, 2017, the carrying value of the embedded derivative is $209 million (December 31, 2016 - $146 million).

For the year ended December 31, 2017, the partnership recognized interest income on the participating loan interests of $27 million (2016 - $32 million; 2015 - $41 million) and fair value gains of $59 million (2016 - $29 million; 2015 - $88 million).

NOTE 10. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK, Paradise Island Holdings Limited (“Atlantis”), Vintage Estates and a hotel at IFC Seoul.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	5 to 50+
Land improvements	13 to 15
Furniture, fixtures and equipment	2 to 15

Significant unobservable inputs (Level 3) include estimates of replacement cost and estimates of remaining economic life.

Hospitality properties with a fair value of approximately $2.4 billion (December 31, 2016 - $1.7 billion) are situated on land held under leases or other agreements largely expiring after the year 2065.

The following table presents the change to the components of the partnership’s hospitality assets from the beginning of the year:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Cost:
Balance, beginning of year	$5,417	$4,969
Acquisitions through business combinations	281	650
Additions	271	248
Disposals	(34)	(28)
Foreign currency translation	262	(422)
Reclassification to assets held for sale(1)	(746)	—
	5,451	5,417
Accumulated fair value changes:
Balance, beginning of year	659	585
Revaluation gains, net	55	74
Reclassification to assets held for sale(1)	42	—
	756	659
Accumulated depreciation:
Balance, beginning of year	(719)	(531)
Depreciation	(267)	(231)
Disposals	22	22
Foreign currency translation	(8)	21
Reclassification to assets held for sale(1)	222	—
	(750)	(719)
Total property, plant and equipment	$5,457	$5,357

(1)	In the fourth quarter of 2017, the Hard Rock Hotel and Casino was reclassified to assets held for sale. See Note 15, Assets Held For Sale for more information.

NOTE 11. GOODWILL
Goodwill of $1,079 million at December 31, 2017 (December 31, 2016 - $761 million) was primarily attributable to Center Parcs UK and IFC Seoul. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

NOTE 12. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs UK.

The trademark assets of Center Parcs UK had a carrying amount of $964 million as of December 31, 2017 (December 31, 2016 - $875 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

In addition, intangible assets include the trademark and licensing assets relating to Atlantis. At December 31, 2017, intangible assets of Atlantis had a carrying values of $209 million (December 31, 2016 - $210 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these intangible assets granted under perpetual licenses. The business model of Atlantis is not subject to technological obsolescence or commercial innovations in any material way.

During the period ended December 31, 2017, the partnership reclassified the intangible assets of the Hard Rock Hotel and Casino, which had a carrying value of $45 million, to assets held for sale as it intends to sell controlling interest in this property to third parties in the next 12 months. See Note 15, Assets Held for Sale, for more information.

During the period ended December 31, 2016, the partnership sold a trademark license of the Hard Rock Hotel and Casino for a gross gain of $132 million recorded in fair value gains, net. The partnership retains the right to use the trademark at the Las Vegas location royalty-free in perpetuity.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Management contracts	40
Customer relationships	9
Other	4 to 7

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization is recorded as part of depreciation and amortization of non-real estate assets expense.

The following table presents the components of the partnership’s intangible assets as of December 31, 2017 and December 31, 2016:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Cost	$1,271	$1,243
Accumulated amortization	(35)	(54)
Accumulated impairment losses	(48)	(48)
Balance, end of year	$1,188	$1,141

The following table presents a roll forward of the partnership’s intangible assets December 31, 2017 and December 31, 2016:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Balance, beginning of year	$1,141	$1,321
Acquisitions	17	12
Disposals(1)	—	(15)
Amortization	(8)	(9)
Foreign currency translation	82	(168)
Reclassification to assets held for sale and other(2)	(44)	—
Balance, end of year	$1,188	$1,141

(1)
Represents the sale of the Hard Rock trademarks to a third party in the year ended December 31, 2016. At the date of the transaction, the carrying value of the trademarks was $15 million and amortization of $3 million.

(2)
In the fourth quarter of 2017, the partnership reclassified the Hard Rock Hotel and Casino to assets held for sale as it expects to sell it to a third party in the next twelve months. This represents the reclassification of the Hard Rock Hotel and Casino’s intangible asset to assets held for sale. See Note 15, Assets Held for Sale for further details.

NOTE 13. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Securities designated as FVTPL	$174	$37
Derivative assets	48	12
Securities designated as AFS	150	168
Restricted cash	153	104
Inventory	216	10
Other	157	169
Total other non-current assets	$898	$500

Securities designated as FVTPL

In the first quarter of 2017, the partnership made an investment of $135 million in convertible preferred units of a U.S. hospitality company. The preferred units earn a cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership receives distributions payable in additional convertible preferred units of the U.S. hospitality operating company at 5.0% per annum compounding quarterly. The carrying value of these convertible preferred units was $147 million as of December 31, 2017.

Securities designated as AFS

Securities designated as AFS represent the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C., Heritage Plaza in Houston, and Aldgate Tower in London, all of which are property holding companies and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership continues to manage these properties on behalf of the acquirer but does not exercise significant influence over the relevant activities of the properties. Included in securities designated as AFS are $103 million (December 31, 2016 - $106 million) of securities pledged as security for a loan payable to the issuer in the amount of $93 million (December 31, 2016 - $93 million) recognized in other non-current liabilities.

NOTE 14. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Derivative assets	$37	$1,338
Accounts receivable(1)	421	414
Restricted cash and deposits	237	313
Prepaid expenses	94	130
Other current assets	192	398
Total accounts receivable and other	$981	$2,593

(1)	See Note 35, Related Parties, for further discussion.

Derivative assets

As of December 31, 2016, derivative assets primarily included $1,254 million relating to warrants to purchase common stock of GGP measured at FVTPL. As described in Note 7, Equity Accounted Investments, these warrants were exercised during the fourth quarter of 2017.

NOTE 15. ASSETS HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of December 31, 2017 and December 31, 2016:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Investment properties	$853	$146
Property, plant and equipment	475	—
Accounts receivables and other assets	105	1
Assets held for sale	1,433	147
Debt obligations	1,107	60
Accounts payable and other liabilities	209	1
Liabilities associated with assets held for sale	$1,316	$61

The following table presents the change to the components of the assets held for sale from the beginning of the year:

(US$ Millions)	Dec. 31, 2017
Balance, beginning of year	$147
Reclassification to/(from) assets held for sale, net	4,641
Disposals	(3,365)
Fair value adjustments	8
Foreign currency translation	7
Other	(5)
Assets held for sale	$1,433

At December 31, 2016, assets held for sale included two industrial assets in France, a portfolio of multifamily assets in the United States and seven triple net lease assets in the United States. In the first quarter of 2017, the portfolio of multifamily assets was sold for approximately $73 million. One industrial and three triple net lease assets were subsequently reclassified back to operating assets. The remaining triple net lease assets were sold during the year ended December 31, 2017 for approximately $55 million.

During the first quarter of 2017, the partnership’s equity accounted investment in 245 Park Avenue in Midtown New York and nine assets within the opportunistic fund investments portfolios were reclassifed to assets held for sale. In May 2017, the partnership sold 245 Park Avenue for net proceeds of approximately $680 million.

During the second quarter of 2017, the partnership reclassified its investment in 20 Canada Square in London and nine assets within the opportunistic fund investments portfolios to assets held for sale. In July 2017, the partnership sold 20 Canada Square for net proceeds of approximately £116 million ($152 million).

During the third quarter of 2017, the partnership reclassified its industrial portfolio in Europe and six assets within the opportunistic fund investments portfolios to assets held for sale. In December 2017, the partnership sold its industrial portfolio in Europe for approximately net proceeds of £1.6 billion ($1.9 billion).

At December 31, 2017, assets held for sale included a 50% interest in Bay Adelaide Centre West and East Towers located in Toronto in our Core Office segment, the Hard Rock Hotel and Casino in Las Vegas and thirteen assets within the opportunistic fund investment portfolios, as the partnership intends to sell controlling interest in these properties to third parties in the next 12 months.

NOTE 16. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Dec. 31, 2017		Dec. 31, 2016
(US$ Millions)	Weighted- average rate	Debt balance	Weighted- average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	3.10%	$1,363	2.47%	$1,156
Brookfield Office Properties’ revolving facility	2.60%	828	1.81%	699
Brookfield Office Properties’ senior unsecured notes	4.00%	119	4.17%	261
Brookfield Canada Office Properties’ revolving facility	2.89%	276	2.36%	45
BPY BOPC LP credit facility	2.85%	212	—%	—
Subsidiary borrowings	4.40%	622	4.06%	467

Secured debt obligations:
Funds subscription credit facilities(1)	2.56%	436	2.17%	836
Fixed rate	4.59%	17,666	5.06%	16,652
Variable rate	4.59%	16,760	4.31%	13,692
Deferred financing costs		(291)		(229)
Total debt obligations		$37,991		$33,579

Current		$6,135		$5,096
Non-current		30,749		28,423
Debt associated with assets held for sale		1,107		60
Total debt obligations		$37,991		$33,579

(1)	Funds subscription credit facilities are secured by co-investors’ capital commitments.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Dec. 31, 2017			Dec. 31, 2016
(US$ Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. Dollars	$25,975	$	$25,975	$23,349	$	$23,349
British Pounds	4,290		£3,173	3,817		£3,089
Canadian Dollars	3,132	C$	3,938	2,425	C$	3,260
South Korean Won	1,692	₩	1,805,000	1,325	₩	1,600,193
Australian Dollars	1,554	A$	1,991	1,332	A$	1,851
Indian Rupees	1,168	Rs	74,386	521	Rs	35,434
Brazilian Reais	471	R$	1,558	637	R$	2,078
Euros	—		€—	402		€382
Deferred financing costs	(291)			(229)
Total debt obligations	$37,991			$33,579

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2016	Debt obligation issuance, net of repayments	Assumed from business combinations	Derecognized on loss of control of subsidiaries	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Dec. 31, 2017
Debt obligations	$33,579	3,030	1,772	(1,370)	69	924	(13)	$37,991

NOTE 17. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of December 31, 2017 and 2016:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2017	Dec. 31, 2016
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$551	$541
Series 2	24,000,000	6.50%	529	522
Series 3	24,000,000	6.75%	517	511
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BPO Class AAA Preferred Shares:
Series G(1)	—	5.25%	—	81
Series J(1)	—	5.00%	—	123
Series K(1)	—	5.20%	—	93
BPO Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	924,390	5.25%	23	24
Series 2	699,165	5.75%	14	13
Series 3	909,994	5.00%	18	17
Series 4	940,486	5.20%	19	19
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	249	—
Rouse Series A Preferred Shares	5,600,000	5.00%	142	143
BSREP II Vintage Estate Partners LLC (“Vintage Estates”) Preferred Shares	10,000	5.00%	40	40
Capital Securities – Fund Subsidiaries			813	794
Total capital securities			$4,165	$4,171

Current			$1,326	$370
Non-current			2,839	3,801
Total capital securities			$4,165	$4,171

(1)
As of December 31, 2017, BPO redeemed all of its 4,239,857 shares of Series G, 7,592,443 shares of Series J and 6,000,000 shares of Series K Class AAA preferred shares of BPO for $25.00, C$25.00 and C$25.00 plus accrued and unpaid dividends, respectively, outstanding as of December 31, 2016. The partnership held 1,003,549, 1,000,000, and 1,004,586 shares of the Series G, J and K shares, respectively, prior to redemption during the year ended December 31, 2017.

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

The $750 million of Class B Junior and $500 million of Class C Junior redeemable preferred shares of one of the holding entities that are held by Brookfield Asset Management were issued as partial consideration for the business acquired from Brookfield Asset Management on formation of the partnership. The Class B preferred shares are entitled to receive a cumulative preferential dividend equal to 5.75% of their redemption value as and when declared by the Board of Directors of the holding entity until the fifth anniversary of their issuance. After the fifth anniversary of their issuance the Class B preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes. The holding entity may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield Asset Management will have a right of retraction following the fifth anniversary of the issuance of the Class B preferred shares. Pursuant to a retraction call right, the partnership may redeem up to an aggregate maximum of $375 million, Class B preferred shares for LP Units. The number of LP Units to be delivered is determined by dividing the amount of Class B preferred shares to be retracted by the greater of $2.00 and 95% of the 20-day volume-weighted average trading price of LP Units.

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

Cumulative preferred dividends on the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares are payable quarterly, as and when declared by the Boards of Directors of BPO and BOP Split. On December 22, 2017 the Boards of Directors of BPO and BOP Split declared quarterly dividends payable for the BPO Class AAA Preferred Shares and BOP Split Senior Preferred Shares, respectively.

Capital securities includes $249 million at December 31, 2017 (December 31, 2016 - nil) of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders are entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025. The capital securities were issued to partially fund the acquisition of the Manufactured Housing portfolio during the first quarter of 2017.

Capital securities also includes $142 million at December 31, 2017 (December 31, 2016 - $143 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $40 million at December 31, 2017 (December 31, 2016 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

The Capital Securities - Fund Subsidiaries includes $775 million (December 31, 2016 - $753 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities - Fund Subsidiaries are measured at redemption amount.

Capital Securities - Fund Subsidiaries also includes $38 million at December 31, 2017 (December 31, 2016 - $41 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

			Non-cash changes on capital securities
(US$ Millions)	Dec. 31, 2016	Capital securities redeemed net of issued	Fair value changes	Foreign currency translation	Dec. 31, 2017
Capital securities	$4,171	$(48)	$39	$3	$4,165

Capital securities includes $51 million (December 31, 2016 - $264 million) repayable in Canadian Dollars of C$64 million (December 31, 2016 - C$355 million).

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

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Deferred income tax assets:
Non-capital losses (Canada)	$54	$79
Capital losses (Canada)	54	47
Net operating losses (United States)	78	63
Non-capital losses (foreign)	70	20
Tax credit carryforwards	36	27
Deferred financing costs	5	50
Foreign currency	12	—
Financial instruments	—	16
Other	33	4
	342	306
Deferred income tax (liabilities):
Properties	(3,086)	(2,511)
Investments in associates	(144)	(150)
Foreign currency	—	(5)
Other	—	(95)
	(3,230)	(2,761)
Net deferred tax (liability)	$(2,888)	$(2,455)

The changes in deferred tax balances are presented as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2016	Reclass	Income	Equity	Acquisitions and Dispositions	OCI	Dec. 31, 2017
Deferred tax assets	$306	$—	$(7)	$6	$14	$23	$342
Deferred tax (liabilities)	(2,761)	—	(13)	(117)	(175)	(164)	(3,230)
Net deferred tax (liability)	$(2,455)	$—	$(20)	$(111)	$(161)	$(141)	$(2,888)

		Recognized in
(US$ Millions)	Dec. 31, 2015	Reclass	Income	Equity	Acquisitions and Dispositions	OCI	Dec. 31, 2016
Deferred tax assets	$379	$(41)	$(76)	$—	$—	$44	$306
Deferred tax (liabilities)	(3,486)	41	787	(45)	(27)	(31)	(2,761)
Net deferred tax (liability)	$(3,107)	$—	$711	$(45)	$(27)	$13	$(2,455)

During 2016 the partnership and its subsidiaries acquired an investment in IFC Seoul through the second Brookfield Strategic Real Estate Partners (“BSREP”) fund, which resulted in the recognition of net deferred tax (liabilities) of $27 million on acquisition. During 2017, the purchase price allocation for IFC Seoul was completed and an additional $234 million of net deferred tax (liabilities) were recognized. This amount was partially offset by the disposition of two entities with net deferred tax (liabilities). During 2017, the partnership redeemed the non-controlling interest of BOX and entered into an amended management agreement with its co-investors in Brazil Retail resulting in the loss of control over the joint venture. The partnership has recognized the deferred income tax effects of these transactions through equity.

The Holding Entities and their Canadian subsidiaries have deferred tax assets of $54 million (December 31, 2016 - $79 million) related to non-capital losses that will begin to expire in 2032, and $54 million (December 31, 2016 - $47 million) related to capital losses that have no expiry. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $78 million (December 31, 2016 - $63 million) related to net operating losses that will begin to expire in 2028. The Holding Entities and their foreign subsidiaries, mainly in South Korea and India, have deferred tax assets of $70 million (December 31, 2016 - $20 million) related to non-capital losses which will begin to expire in 2020.

The gross deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized are as follows:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Unused tax losses - gross
Net operating losses (United States)	$251	$70
Net operating losses (foreign)	223	880
Unrecognized deductible temporary differences, unused tax losses, and unused tax credits	$474	$950

The Holding Entities, their U.S. subsidiaries, and foreign subsidiaries have gross deductible temporary differences, unused tax losses, and unused tax credits which have not been recognized of $474 million (December 31, 2016 - $950 million) related to net operating losses. The foreign net operating losses have no expiry. The majority of the U.S. net operating losses will begin to expire in 2035.

The aggregate amount of gross temporary differences associated with investments and interests in joint arrangements in subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2017 is approximately $8 billion (December 31, 2016 - $8 billion).

The major components of income tax expense include the following:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Current income tax expense	$172	$136	$75
Deferred income tax expense	20	(711)	25
Income tax (benefit) expense	$192	$(575)	$100

The increase in income tax expense for the year ended December 31, 2017 compared to the prior year primarily relates to the fact the partnership recorded a significant deferred tax recovery in 2016 as a result of the reorganization noted below, offset in part by a deferred tax recovery recorded in 2017 to reflect a change in the U.S. federal tax applicable to certain of the partnership’s U.S. subsidiaries.

The decrease in income tax expense for the year ended December 31, 2016 compared to the prior year primarily relates to a reorganization in 2016 of the partnership’s interest in certain subsidiaries holding core office and retail assets to consolidate the ownership of those subsidiaries. As a result of the reorganization, there was a change in the tax rate applicable to those subsidiaries, which resulted in a significant deferred tax recovery in 2016.

Years ended Dec. 31,	2017	2016	2015
Statutory income tax rate	26%	26%	26%
Increase (decrease) in rate resulting from:
International operations subject to different tax rates	(5)%	1%	(8)%
Non-controlling interests in income of flow-through entities	(12)%	(9)%	(5)%
Change in tax rates applicable to temporary differences in other jurisdictions	(5)%	(46)%	(13)%
Other	3%	1%	3%
Effective income tax rate	7%	(27)%	3%

As the partnership is not subject to tax, the analyses used the applicable Canadian blended Federal and Provincial tax rate as the statutory income tax rate.

NOTE 19. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Accounts payable and accrued liabilities	$540	$751
Derivative liability	160	22
Provisions	216	231
Loans and notes payables	—	—
Deferred revenue	2	7
Total other non-current liabilities	$918	$1,011

NOTE 20. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Accounts payable and accrued liabilities	$1,636	$1,810
Loans and notes payables	769	500
Derivative liabilities	399	242
Deferred revenue	242	195
Other liabilities	6	2
Total accounts payable and other liabilities	$3,052	$2,749

Loans and notes payables includes $633 million at December 31, 2017 (December 31, 2016 - $500 million) of on-demand deposits and promissory notes from Brookfield Asset Management to the partnership. See Note 35, Related Parties, for further information.

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

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the Nasdaq and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	GP Units			LP Units
(Thousands of units), Years ended Dec. 31,	2017	2016	2015	2017	2016	2015
Outstanding, beginning of year	139	139	139	260,222	261,486	254,080
Exchange LP Units exchanged	—	—	—	285	1,016	8,736
Distribution reinvestment program	—	—	—	181	205	201
Issued under unit-based compensation plan	—	—	—	215	278	80
Repurchases of LP Units	—	—	—	(5,914)	(2,763)	(1,611)
Outstanding, end of year	139	139	139	254,989	260,222	261,486

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at December 31, 2017, 2016 and 2015.

Special limited partnership units
Brookfield Property Special L.P. (“Special L.P.”) is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at December 31, 2017, 2016 and 2015.

c)	Limited partnership units of Brookfield Office Properties Exchange LP
The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of June 9, 2014, the completion of the acquisition of the remaining common shares of BPO, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Exchange LP Units
(Thousands of units)	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015
Outstanding, beginning of year	11,363	12,379	21,115
Exchange LP Units exchanged (1)	(285)	(1,016)	(8,736)
Outstanding, end of year	11,078	11,363	12,379

(1)
Exchange LP Units issued for the acquisition of incremental BPO common shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)	Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2017	2016	2015
Limited partners	$301	$293	$276
Holders of:
Redeemable/exchangeable partnership units	510	485	460
Special limited partnership units	6	5	4
Limited partnership units of Exchange LP	13	13	15
Total distributions	$830	$796	$755
Per unit(1)	$1.18	$1.12	$1.06

(1)	Per unit outstanding on the record date for each.

e)	Earnings per Unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

(US$ Millions) Years ended Dec. 31,	2017	2016	2014
Net income attributable to limited partners	$136	$660	$1,064
Income reallocation related to mandatorily convertible preferred shares	22	101	166
Net income attributable to limited partners - basic	158	761	1,230
Dilutive effect of conversion of preferred shares and options(1)	—	61	104
Net income attributable to limited partners - diluted	$158	$822	$1,334

(Millions of units/shares)
Weighted average number of LP Units outstanding	256.0	261.5	260.1
Mandatorily convertible preferred shares	70.0	70.0	70.0
Weighted average number of LP Units outstanding - basic	326.0	331.5	330.1
Dilutive effect of conversion of preferred shares and options(1)	1.2	34.8	40.4
Weighted average number of LP Units outstanding - diluted	327.2	366.3	370.5

(1)	The effect of the conversion of preferred shares is anti-dilutive for the year ended December 31, 2017.

NOTE 22. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Redeemable/exchangeable and special limited partnership units	$14,500	$14,523
Limited partnership units of Exchange LP	285	293
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	15	15
Preferred equity of subsidiaries	2,493	1,816
Non-controlling interests in subsidiaries and properties	10,430	9,972
Total interests of others in operating subsidiaries and properties	12,938	11,803
Total non-controlling interests	$27,723	$26,619

NOTE 23. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Base rent and recovery of operating expenses	$3,797	$3,184	$2,840
Straight-line rent	124	154	131
Lease termination	18	15	19
Other	253	271	226
Total commercial property revenue	$4,192	$3,624	$3,216

The partnership leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend. Minimum rental commitments under non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Less than 1 year	$2,285	$2,451
1-5 years	8,472	7,886
More than 5 years	11,667	10,799
Total	$22,424	$21,136

NOTE 24. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Investment income	$170	$—	$164
Fee revenue	61	51	40
Dividend income	18	12	51
Interest income	17	26	47
Participating loan interests	27	32	41
Other	2	46	18
Total investment and other revenue	$295	$167	$361

NOTE 25. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Property maintenance	$709	$694	$685
Real estate taxes	472	436	396
Employee compensation and benefits	148	141	102
Ground rents	56	43	42
Other	232	80	56
Total direct commercial property expense	$1,617	$1,394	$1,281

Ground rents include rent expenses associated with operating leases for land on which certain of the partnership’s operating properties are situated. The partnership does not have an option to purchase the leased land at the expiry of the lease periods. Future operating and finance lease obligations are as follows:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Less than 1 year	$34	$29
1-5 years	120	113
More than 5 years	1,708	4,232
Total	$1,862	$4,374

NOTE 26. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Employee compensation and benefits	$287	$283	$290
Cost of food, beverage, and retail goods sold	243	238	183
Maintenance and utilities	127	102	77
Marketing and advertising	55	57	42
Other	367	356	310
Total direct hospitality expense	$1,079	$1,036	$902

NOTE 27. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Depreciation and amortization of real estate assets	$244	$212	$153
Depreciation and amortization of non-real estate assets	31	28	27
Total depreciation and amortization	$275	$240	$180

NOTE 28. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Employee compensation and benefits	$199	$171	$157
Management fees	168	175	182
Other	247	223	220
Total general and administrative expense	$614	$569	$559

NOTE 29. FAIR VALUE GAINS, NET
The components of fair value gains, net, are as follows:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Commercial properties	$347	$290	$1,583
Commercial developments	202	251	430
Financial instruments and other	705	151	(6)
Total fair value gains, net	$1,254	$692	$2,007

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

During the year ended December 31, 2017, the partnership incurred $14 million (2016 - $19 million; 2015 - $23 million) of expense in connection with its unit-based compensation plans.

a)	BPY Unit Option Plan
Awards under the BPY Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted and generally equal to the market price of an LP Unit on the Nasdaq on the last trading day preceding the grant date. Upon exercise of a vested BPY Award, the participant is entitled to receive BPY Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan for employees whose location of employment is Australia or Canada. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

The partnership estimated the fair value of the BPY Awards granted during the years ended December 31, 2017, 2016 and 2015 using the Black-Scholes valuation model. The following assumptions were utilized:

	Unit of measurement	Years ended Dec. 31,
		2017	2016	2015
Exercise price	US$	22.92	19.51	25.18
Average term to exercise	In years	7.50	7.50	7.50
Unit price volatility	%	25%	30%	30%
Liquidity discount	%	25%	25%	25%
Weighted average of expected annual dividend yield	%	6.50%	6.50%	6.50%
Risk-free rate	%	2.37%	1.57%	1.87%
Weighted average fair value per option	US$	1.60	1.45	3.46

i.	Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017		2016		2015
Years ended Dec. 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	16,338,511	$20.49	17,349,629	$20.53	—	$—
Granted	93,750	22.92	3,020,931	19.51	2,542,340	25.18
Exercised	(1,194,569)	18.97	(1,180,060)	17.98	(745,392)	19.92
Expired/forfeited	(1,435,897)	21.51	(2,851,989)	19.69	(174,153)	21.40
Reclassified(1)	—	—	—	—	15,726,834	19.75
Outstanding, end of year	13,801,795	$20.54	16,338,511	$20.49	17,349,629	$20.53
Exercisable, end of year	7,352,112	$20.22	5,501,679	$19.90	4,795,099	$19.03

(1)	Relates to the reclassification of options for employees outside of Canada and Australia whose options are equity-settled subsequent to the amendment of the BPY Plan.

The following table sets out details of options issued and outstanding at December 31, 2017, 2016 and 2015 under the equity-settled BPY Awards by expiry date:

	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2015
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	226,800	13.07	254,600	13.07	368,400	13.07
2021	246,400	17.44	316,100	17.44	421,300	17.44
2022	517,300	18.07	724,700	18.03	1,535,900	18.25
2023	675,420	16.80	948,980	16.80	1,247,680	16.80
2024	7,946,313	20.59	9,071,225	20.59	11,286,224	20.59
2025	1,730,210	25.18	2,153,923	25.18	2,490,125	25.18
2026	2,365,602	19.51	2,868,983	19.51	—	—
2027	93,750	22.92	—	—	—	—
Total	13,801,795	$20.54	16,338,511	$20.49	17,349,629	$20.53

ii.	Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017		2016		2015
Years ended Dec. 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	7,377,042	$20.28	6,904,986	$20.37	$21,946,145	$19.75
Granted	—	—	846,912	19.51	775,215	25.18
Exercised	(213,106)	19.12	(148,076)	18.55	(89,540)	17.40
Expired/forfeited	(19,065)	24.42	(226,780)	21.32	—	—
Reclassified(1)	—	—	—	—	(15,726,834)	19.75
Outstanding, end of year	7,144,871	$20.30	7,377,042	$20.28	6,904,986	$20.37
Exercisable, end of year	3,973,290	$19.93	2,772,207	$19.75	1,956,693	$19.16

(1)	Relates to the reclassification of options for employees outside of Canada and Australia whose options are equity-settled subsequent to the amendment of the BPY Plan.

The following table sets out details of options issued and outstanding at December 31, 2017, 2016 and 2015 under the cash-settled BPY Awards by expiry date:

	Dec. 31, 2017		Dec. 31, 2016		Dec. 31, 2015
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	69,000	13.07	78,000	13.07	78,000	13.07
2021	172,800	17.44	186,800	17.44	226,800	17.44
2022	515,800	18.09	545,800	18.08	581,200	18.07
2023	519,000	16.80	549,000	16.80	604,200	16.80
2024	4,330,286	20.59	4,459,230	20.59	4,639,571	20.59
2025	695,376	25.18	711,300	25.18	775,215	25.18
2026	842,609	19.51	846,912	19.51	—	—
Total	7,144,871	$20.30	7,377,042	$20.28	6,904,986	$20.37

b)	Restricted BPY LP Unit Plan
The Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the Nasdaq (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of December 31, 2017, the total number of Restricted Units outstanding was 440,527 (December 31, 2016 - 327,636) with a weighted average exercise price of $21.08 (December 31, 2016 - $20.89).

c)	Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the Nasdaq.

As of December 31, 2017, the total number of Canadian Restricted Units outstanding was 21,624 (December 31, 2016 - 19,410) with a weighted average exercise price of C$22.88 (December 31, 2016 - C$22.14).

d)	Deferred Share Unit Plan
In addition, BPO has a deferred share unit plan, the terms of which were amended to substitute LP Units for BPO common shares subject to such deferred shares. At December 31, 2017, BPO had 1,363,938 deferred share units (December 31, 2016 - 1,402,373) outstanding and vested.

NOTE 31. OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive (loss) income consists of the following:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	$1,111	$(990)	$(1,319)
Reclassification of realized foreign currency translation gains to net income on disposition of foreign operations	118	—	—
(Losses) gains on hedges of net investments in foreign operations, net of income taxes of ($18) million (2016 - $19 million; 2015 - $19 million)	(530)	678	488
Reclassification of hedges of net investment in foreign operations (losses) to net income on disposition of foreign operations	(45)	—	—
	654	(312)	(831)
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes of $18 million (2016 - $(23) million; 2015 - $(12) million)	77	(36)	(35)
	77	(36)	(35)
Available-for-sale securities
Net change in unrealized (losses) gains on available-for-sale securities, net of income taxes of nil (2016 - nil; 2015 - nil)	(5)	5	1
	(5)	5	1
Equity accounted investments
Share of unrealized foreign currency translations (losses) gains in respect of foreign operations, net of income taxes of nil (2016 - nil; 2015 - nil)	5	4	(111)
Share of gains (losses) on derivatives designated as cash flow hedges, net of income taxes of $1 million (2016 - $3 million; 2015 – nil)	—	(10)	—
Share unrealized gains (losses) on available-for-sale securities, net of income taxes of nil (2016 - nil; 2015 - nil)	6	—	—
	11	(6)	(111)
Items that will not be reclassified to net income:
Share of revaluation surplus on equity accounted investments, net of income taxes of nil (2016 - $27 million, 2015 -$1 million)	58	13	161
Net remeasurement (losses) on defined benefit plan, net of income taxes of nil (2016 – nil; 2015 – nil)	(1)	—	—
Revaluation surplus, net of income taxes of $1 million (2016 – nil; 2015 – nil)	86	90	134
	143	103	295
Total other comprehensive (loss) income	$880	$(246)	$(681)

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

At December 31, 2017, the partnership had commitments totaling approximately $2,012 million for the development of Manhattan West in Midtown New York, Greenpoint Landing in Brooklyn, Studio Plaza in Dallas, Camarillo in California and 655 New York Avenue in Washington, D.C. as well as the redevelopment of One Allen Center, Two Allen Center, and Three Allen Center in Houston, approximately £289 million ($218 million) for the development of 100 Bishopsgate, and Principal Place Residential in London, and approximately AED600 million ($163 million) for the development of ICD Brookfield Place in Dubai.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion first BSREP fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of December 31, 2017, there remained approximately $170 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of December 31, 2017, there remained approximately $1.0 billion of uncontributed capital commitments.

In November 2017, Brookfield Asset Management announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million as lead investor. As of December 31, 2017, there remained approximately $370 million of uncontributed capital commitments.

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

NOTE 33. LIQUIDITY AND CAPITAL MANAGEMENT
The capital of the partnership’s business consists of debt obligations, capital securities, preferred stock and equity. The partnership’s objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support its operations and reducing its weighted average cost of capital to improve its return on equity. As at December 31, 2017, capital totaled $76 billion (December 31, 2016 - $72 billion).

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

In addition, the partnership may, from time to time, issue equity instruments, including, but not limited to, LP Units and Redeemable/Exchangeable Partnership Units, to the public and preferred equity in private placements in certain circumstances to provide financing for significant transactions.

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2017. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership.

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

The table below presents the partnership’s contractual obligations as of December 31, 2017:

(US$ Millions)		Payments due by period
Dec. 31, 2017	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations	$36,884	$6,133	$4,846	$5,097	$6,705	$2,946	$11,157
Capital securities	4,165	1,326	—	53	576	165	2,045
Lease obligations	1,862	34	31	30	30	29	1,708
Commitments(1)	1,155	609	409	122	15	—	—

Interest expense(2):
Long term debt	7,007	1,489	1,330	1,165	970	673	1,380
Capital securities	1,084	226	149	148	147	107	307
Interest rate swaps	6	2	2	1	1	—	—

(1)	Primarily consists of construction commitments on commercial developments.

(2)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 34. FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities
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

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2017 and 2016:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2017	Interest rate caps of US$ LIBOR debt	$1,958	2.3% - 3.5%	May 2018 - Oct. 2020	$1
	Interest rate swaps of US$ LIBOR debt	1,692	0.7% - 2.2%	Jun. 2018 - Mar. 2022	19
	Interest rate caps of £ LIBOR debt	452	1.3%	Dec. 2019	—
	Interest rate swaps of £ LIBOR debt	71	1.5%	Apr. 2020	1
	Interest rate swaps of C$ LIBOR debt	50	3.7% - 4.3%	Nov. 2021	1
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2029	(13)
Dec. 31, 2016	Interest rate caps of US$ LIBOR debt	$4,933	2.5% - 5.8%	Jan. 2017 - Jun. 2020	$—
	Interest rate swaps of US$ LIBOR debt	502	1.5% - 2.2%	Jun. 2018 - Nov. 2020	(6)
	Interest rate caps of £ LIBOR debt	37	2.5%	Aug. 2017	—
	Interest rate swaps of £ LIBOR debt	85	1.0% - 1.5%	Apr. 2020 - Jun. 2021	2
	Interest rate swaps of € EURIBOR debt	146	0.3% - 1.4%	Oct. 2017 - Apr. 2021	(4)
	Interest rate swaps of C$ LIBOR debt	44	3.7%	Nov. 2021	—
	Interest rate swaps of A$ BBSW/BBSY debt	65	1.9%	Jul. 2017	(1)
	Interest rate swaps on forecasted fixed rate debt	300	3.7% - 4.0%	Jun. 2027 - Jun. 2029	(34)

For the year ended December 31, 2017, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities totaled $14 million (December 31, 2016 - $18 million).

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2017 and 2016:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2017	Net investment hedges		€191	€0.83/$ - €0.92/$	Jan. 2018 - Dec. 2018	(7)
	Net investment hedges		£2,923	£0.73/$ - £0.81/$	Jan. 2018 - Jan. 2019	(237)
	Net investment hedges	A$	768	A$1.26/$ - A$1.38/$	Jan. 2018 - Feb. 2019	(21)
	Net investment hedges	C¥	1,165	C¥6.71/$ - C¥7.09/$	Jan. 2018 - Dec. 2018	(7)
	Net investment hedges	C$	127	C$1.25/$ - C$1.26/$	Oct. 2018 - Dec. 2018	—
	Cash flow hedges	C$	150	C$1.27/$	Apr. 2018	1
	Net investment hedges	₩	616,289	₩1,084.95/$ - ₩1,127.75/$	Aug. 2018 - Jan. 2019	(26)
	Cash flow hedges	Rs	771	Rs65.24/$	Mar. 2018	—
Dec. 31, 2016	Net investment hedges		€600	€0.87/$ - €0.94/$	Feb. 2017 - Feb. 2018	$8
	Net investment hedges		£3,664	£0.68/$ - £0.82/$	Jan. 2017 - Jan. 2018	(18)
	Net investment hedges	A$	1,967	A$1.32/$ - A$1.41/$	Jan. 2017 - Dec. 2017	36
	Net investment hedges	C¥	1,750	C¥6.77/$ - C¥7.20/$	Feb. 2017 - Dec. 2017	7
	Net investment hedges	R$	—	R$3.27/$ - R$3.83/$	Jan. 2017 - Feb. 2017	(9)
	Cash flow hedges	R$	500	R$3.35/$	Mar. 2017	1
	Net investment hedges	₩	585,600	₩1,135.30/$ - ₩1,167.90/$	Sep. 2017 - Dec. 2017	22
	Cash flow hedges	Rs	12,500	Rs67.84/$ - Rs70.60/$	Feb. 2017 - Sep. 2017	1

In addition, as of December 31, 2017, the partnership had designated nil (December 31, 2016 - C$690 million) of Canadian Dollar financial liabilities as hedges against the partnership’s net investment in Canadian operations.

For the years ended December 31, 2017 and 2016, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
These other derivatives have not been designated as hedges for accounting purposes.

The following tables provide detail of the partnership’s other derivatives that have been entered into to manage financial risks as of December 31, 2017 and 2016:

(US$ millions)	Derivative type	Notional	Maturity dates	Rates	Fair value
Dec. 31, 2017	Interest rate caps	$5,351	Jan. 2018 - Oct. 2020	2.5% - 5.8%	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	Jun. 2028 - Dec. 2029	1.9% - 6.0%	(194)
	Interest rate swaps of US$ LIBOR debt	1,050	Sep. 2018 - Nov. 2020	1.4% - 1.6%	10
	Interest rate swaptions	560	Jun. 2018 - Nov. 2018	1.0%	—
Dec. 31, 2016	Interest rate swaps on forecasted fixed rate debt	$1,460	Jun. 2018 - Nov. 2028	1.9% - 6.0%	$(172)
	Interest rate caps	350	Jul. 2017	3.3%	—
	Interest rate swaptions	1,660	Jun. 2017 - Nov. 2018	1.0%	2

(US$ Millions)	Derivative type		Notional	Maturity dates	Strike prices	Fair value
Dec. 31, 2015	Foreign currency call	A$	175	Mar. 2016	A$1.22/$	—
	Foreign currency call	A$	275	Apr. 2016	A$1.25/$	—
	Foreign currency put		£370	Jan. 2016	£0.71/$	—
	Foreign currency put		£200	Mar. 2016	£0.71/$	(1)
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—
	Foreign currency call	A$	150	Apr. 2016	A$1.22/$	—
	Foreign currency call	A$	250	Apr. 2016	A$1.22/$	—

There were no outstanding foreign currency calls or puts as of December 31, 2017 and 2016.

The partnership recognized fair value losses, net of approximately $29 million (December 31, 2016 - $60 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

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

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the consolidated financial statements:

			Dec. 31, 2017		Dec. 31, 2016
(US$ Millions)	Classification	Measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	$517	$517	$471	$471
Loans and notes receivable	Loans and receivables	Amortized cost	185	185	73	73
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair value	174	174	37	37
Derivative assets	FVTPL	Fair value	48	48	12	12
Securities designated as AFS	AFS	Fair value	150	150	168	168
Restricted cash	Loans and receivables	Amortized cost	153	153	104	104
Accounts receivable and other
Derivative assets	FVTPL	Fair value	37	37	1,338	1,338
Other receivables(1)	Loans and receivables	Amortized cost	773	773	1,256	1,256
Cash and cash equivalents	Loans and receivables	Amortized cost	1,491	1,491	1,456	1,456
Total financial assets			$3,528	$3,528	$4,915	$4,915
Financial liabilities
Debt obligations(2)	Other liabilities	Amortized cost	$37,991	$38,726	$33,579	$33,900
Capital securities	Other liabilities	Amortized cost	3,352	3,358	3,377	3,379
Capital securities - fund subsidiaries	Other liabilities	FVTPL	813	813	794	794
Other non-current liabilities
Loan payable	FVTPL	Fair value	23	23	26	26
Other non-current financial liabilities	Other liabilities	Amortized cost(3)	160	160	985	985
Accounts payable and other liabilities(4)	Other liabilities	Amortized cost(5)	2,783	2,783	2,750	2,750
Total financial liabilities			$45,122	$45,863	$41,511	$41,834

(1)
Includes other receivables associated with assets classified as held for sale on the consolidated balance sheets in the amounts of $105 million and $1 million as of December 31, 2017 and December 31, 2016, respectively.

(2)
Includes debt obligations associated with assets classified as held for sale on the consolidated balance sheets in the amount of $1,107 million and $60 million as of December 31, 2017 and December 31, 2016, respectively.

(3)	Includes derivative liabilities measured at fair value of approximately $160 million and $22 million as of December 31, 2017 and December 31, 2016, respectively.

(4)
Includes accounts payable and other liabilities associated with assets classified as held for sale on the consolidated balance sheets in the amount of $209 million and $1 million as of December 31, 2017 and December 31, 2016, respectively.

(5)	Includes derivative liabilities measured at fair value of approximately $399 million and $242 million as of December 31, 2017 and December 31, 2016, respectively.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2017				Dec. 31, 2016
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests – embedded derivative	$—	$—	$209	$209	$—	$—	$146	$146
Securities designated as FVTPL	—	—	174	174	—	—	37	37
Securities designated as AFS	—	—	150	150	—	—	168	168
Derivative assets	—	85	—	85	—	96	1,254	1,350
Total financial assets	$—	$85	$533	$618	$—	$96	$1,605	$1,701

Financial liabilities
Accounts payable and non-current other liabilities	$—	$559	$—	$559	$—	$264	$—	$264
Loan payable	—	—	23	23	—	—	26	26
Total financial liabilities	$—	$559	$23	$582	$—	$264	$26	$290

There were no transfers between levels during the years ended December 31, 2017 and 2016. The following table presents the valuation techniques and inputs of the partnership’s Level 2 assets and liabilities:

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

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of December 31, 2017 and 2016:

	Dec. 31, 2017		Dec. 31, 2016
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	$1,605	$26	$1,696	$26
Additions	144	—	47	—
Dispositions/ Warrant exercise(1)	(986)	—	(31)	—
Fair value gains, net and OCI	(216)	(3)	(107)	—
Other	(14)	—	—	—
Balance, end of year	$533	$23	$1,605	$26

(1)	In the fourth quarter of 2017, the partnership exercised all of its outstanding warrants of GGP. See Note 7, Equity Accounted Investments, for more information.

c)	Market Risk
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

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Variable rate property debt	$195	$169
Fixed rate property debt due within one year	7	24
Total	$202	$193

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

Foreign currency risk
The partnership is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	Dec. 31, 2017
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	4	$—	$—
Australian Dollar	A$	2,679	(209)	—
British Pound		£3,719	(503)	—
Euro		€213	(26)	—
Brazilian Real	R$	2,591	(78)	—
Indian Rupee	Rs	15,904	(25)	—
Hong Kong Dollar	HK$	(75)	1	—
Chinese Yuan	C¥	1,207	(19)	—
South Korean Won	₩	232,345	(22)	—
United Arab Emirates Dirham	AED	451	(12)	—
Total			$(893)	$—

(1)	As of December 31, 2017, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(2)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2016
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	(329)	$25	$—
Australian Dollar	A$	2,344	(169)	—
British Pound		£3,749	(463)	—
Euro		€326	(34)	—
Brazilian Real	R$	1,941	(60)	—
Indian Rupee	Rs	10,436	(15)	—
Hong Kong Dollar	HK$	(77)	1	—
Chinese Yuan	C¥	1,001	(16)	—
South Korean Won	₩	$147,052	$(12)	$—
Total			$(743)	$—

(1)	As of December 31, 2016, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(1)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2015
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	(268)	$19	$—
Australian Dollar	A$	2,721	(198)	—
British Pound		£3,620	(533)	—
Euro		€588	(64)	—
Brazilian Real	R$	1,725	(44)	—
New Zealand Dollar	NZ$	29	(2)	—
Indian Rupee	Rs	9,166	(14)	—
Chinese Yuan	C¥	1,268	$(20)	$—
Total			$(856)	$—

(1)	As of December 31, 2015, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(1)	Net of Canadian Dollar denominated loans.

d)	Credit risk
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

Credit risk related to accounts receivable arises from the possibility that tenants may be unable to fulfill their lease commitments. The partnership mitigates this risk through diversification, ensuring that tenants meet minimum credit quality requirements and by ensuring that its tenant mix is diversified and by limiting its exposure to any one tenant. The partnership maintains a portfolio that is diversified by property type so that exposure to a business sector is lessened.

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

The base management fee for the year ended December 31, 2017 was $104 million (2016 - $104 million, 2015 - $76 million). The equity enhancement distribution for the year ended December 31, 2017 was $26 million (2016 - $25 million, 2015 - $60 million).

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

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016
Balances outstanding with related parties:
Participating loan interests	$517	$471
Net (payables)/receivables within equity accounted investments	(49)	110
Loans and notes receivable(1)	96	46
Receivables and other assets	11	71
Deposit and promissory note from Brookfield Asset Management	(633)	(500)
Property-specific obligations	(415)	(323)
Loans and notes payable and other liabilities	(156)	(136)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At December 31, 2017, includes $96 million (December 31, 2016 - $46 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
Transactions with related parties:
Commercial property revenue(1)	$19	$20	$22
Management fee income	6	5	3
Participating loan interests (including fair value gains, net)	86	61	129
Interest expense on debt obligations	29	28	55
Interest on capital securities held by Brookfield Asset Management	83	76	76
General and administrative expense (2)	204	212	207
Construction costs(3)	295	266	308

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2017, the partnership and QIA each acquired a 25% interest in two multifamily developments from Canary Wharf for a combined consideration of £70 million ($87 million), representing costs incurred to the date of sale plus the equity funding required to complete the developments.

During the first quarter of 2017, the partnership along a Brookfield real estate opportunity fund, acquired a 25% and 75% interest, respectively, of One Post Street, an office building in San Francisco, California for $245 million.

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

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, and the holding entities:

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
Year ended December 31, 2017
Revenue	$—	$—	$197	$1,518	$—	$4,420	$6,135
Net income attributable to unitholders(1)	138	(409)	(763)	375	17	1,017	375

Year ended December 31, 2016
Revenue	$—	$—	$201	$477	$—	$4,674	$5,352
Net income attributable to unitholders(1)	671	94	416	1,793	—	(1,181)	1,793

Year ended December 31, 2015
Revenue	$—	$—	$447	$311	$—	$4,095	$4,853
Net income attributable to unitholders(1)	1,085	986	2,153	2,915	—	(4,224)	2,915

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
As of Dec. 31, 2017
Current assets	$—	$93	$91	$3,019	$24	$(748)	$2,479
Non-current assets	8,190	13,310	21,234	28,194	1,532	7,975	80,435
Assets held for sale	—	—	—	—	—	1,433	1,433
Current liabilities	—	544	5,518	1,186	845	2,420	10,513
Non-current liabilities	—	4,695	1,726	7,841	743	22,389	37,394
Liabilities associated with assets held for sale	—	—	—	—	—	1,316	1,316
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	10,654	12,938
Equity attributable to unitholders(1)	$8,190	$8,164	$11,797	$22,186	$(32)	$(28,119)	$22,186

As of Dec. 31, 2016
Current assets	$—	$3	$60	$93	$4	$3,891	$4,051
Non-current assets	8,371	5,320	22,393	31,259	(413)	6,999	73,929
Assets held for sale	—	—	—	—	—	147	147
Current liabilities	—	3	401	480	348	6,983	8,215
Non-current liabilities	—	3,090	7,725	8,514	468	15,893	35,690
Liabilities associated with assets held for sale	—	—	—	—	—	61	61
Equity attributable to interests of others in operating subsidiaries and properties	—	—	1,692	—	—	10,111	11,803
Equity attributable to unitholders(1)	$8,371	$2,230	$12,635	$22,358	$(1,225)	$(22,011)	$22,358

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

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

Throughout the year, the partnership’s general partner incurs director fees, a portion of which are charged to the partnership in accordance with the limited partnership agreement.

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
The following summaries present certain financial information regarding the partnership’s operating segments for the year ended December 31, 2017, 2016, and 2015.

(US$ Millions)	Total revenue			FFO
Years ended Dec. 31,	2017	2016	2015	2017	2016	2015
Core Office	$2,147	$2,203	$2,312	$534	$620	$574
Core Retail	—	—	—	486	429	397
Opportunistic	3,986	3,149	2,541	326	320	223
Corporate	2	—	—	(473)	(474)	(484)
Total	$6,135	$5,352	$4,853	$873	$895	$710

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of December 31, 2017 and 2016:

	Total assets		Total liabilities
(US$ Millions)	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Core Office	$33,795	$34,527	$16,791	$17,132
Core Retail	8,844	8,707	—	—
Opportunistic	41,302	34,518	25,920	20,435
Corporate	406	375	6,512	6,399
Total	$84,347	$78,127	$49,223	$43,966

The following summary presents a reconciliation of FFO to net income for the years ended December 31, 2017, 2016, and 2015:

(US$ Millions) Years ended Dec. 31,	2017	2016	2015
FFO(1)	$873	$895	$710
Depreciation and amortization of real estate assets	(244)	(212)	(153)
Fair value gains, net	1,254	692	2,007
Share of equity accounted income - non-FFO	82	139	867
Income tax benefit (expense)	(192)	575	(100)
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	(1,398)	(296)	(416)
Net income attributable to unitholders(2)	375	1,793	2,915
Non-controlling interests of others in operating subsidiaries and properties	2,093	924	851
Net income	$2,468	$2,717	$3,766

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

The following summary presents financial information by the partnership’s geographic regions in which it operates:

	Total revenue for the years ended Dec. 31,			Total non-current assets as at Dec. 31,
(US$ Millions)	2017	2016	2015	2017	2016
United States	$4,127	$3,589	$3,241	$52,009	$48,112
Canada	462	413	426	4,892	4,622
Australia	227	231	315	3,986	3,380
Europe	829	801	616	11,556	11,462
Brazil	134	165	122	2,037	2,346
China	1	2	21	522	446
India	161	130	112	2,362	1,256
South Korea	194	21	—	2,948	2,184
United Arab Emirates	—	—	—	123	121
Total	$6,135	$5,352	$4,853	$80,435	$73,929

NOTE 39. SUBSEQUENT EVENTS

On February 1, 2018, the partnership, through a Brookfield real estate opportunity fund, closed on the acquisition of all of the voting interests of a portfolio of 16 student housing properties in the United Kingdom. Management of the partnership has not completed its valuation of the assets acquired and liabilities assumed. As a result, the partnership is not able to provide the disclosures of the assets acquired and liabilities assumed otherwise required under IFRS 3 in these financial statements.

On February 1, 2018, the partnership, through a Brookfield real estate opportunity fund, closed on the acquisition of all of the voting interests of a portfolio of 105 economy-focused extended stay hotels in the U.S. Management of the partnership has not completed its initial identification and valuation of the assets acquired and liabilities assumed. As a result, the partnership is not able to provide the disclosures of the assets acquired and liabilities assumed otherwise required under IFRS 3 in these financial statements.

On February 26, 2018, the partnership, through a Brookfield real estate opportunity fund, closed on the acquisition of all of the voting interests of a United Kingdom based owner and operator of serviced apartments. Management of the partnership has not completed its initial identification and valuation of the assets acquired and liabilities assumed. As a result, the partnership is not able to provide the disclosures of the assets acquired and liabilities assumed otherwise required under IFRS 3 in these financial statements.

On March 6, 2018, the partnership sold a 50% interest in Bay Adelaide East and Bay Adelaide West in Toronto for approximately C$850 million ($660 million).

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION
The table below presents the partnership’s number of commercial properties, the related fair value, debt obligations, weighted average year of acquisition and weighted average year of construction by asset class as of December 31, 2017.

	Dec. 31, 2017
	Number of properties	Fair value(1)	Debt(2)	Weighted average year of acquisition	Weighted average year of construction(3)
(US$ millions, except where noted)
Core Office
United States	34	$14,259	$7,212	2004	1985
Canada	27	4,493	2,006	2003	1991
Australia	10	2,472	1,553	2010	2007
Europe	2	120	38	2013	1977
Brazil	2	327	88	2014	2014
	75	21,671	10,897	2004	1989
Opportunistic Office	133	8,360	4,827	2015	1999
Opportunistic Retail	38	3,406	1,575	2016	1979
Industrial	84	1,409	965	2014	2005
Multifamily	57	3,925	2,709	2015	1991
Triple Net Lease(4)	326	4,658	3,602	2014	1979
Self-storage	195	1,796	1,144	2016	1997
Student Housing	29	1,204	708	2016	2007
Manufactured Housing	136	2,206	1,250	2017	1973
Total	1,073	$48,635	$27,677	2010	1990

(1)	Excludes development properties and land/parking lots with a fair value of $2,723 million

(2)	Excludes debt related to development properties and land in the amount of $696 million, unsecured and corporate facilities of $3,565 million and debt on hospitality assets of $4,826 million.

(3)	Weighted against the fair value of the properties at December 31, 2017.

(4)	Excludes land and parking lots.

GGP INC.

Consolidated financial statements of GGP Inc. as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of GGP Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GGP Inc. and subsidiaries (the "Company") as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and the accompanying consolidated financial statement schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated February 22, 2018 expressed an unqualified opinion on the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of presentation of the statement of cash flows in 2017, 2016, and 2015 due to the adoption of Accounting Standards Update 2016-18,   Statement of Cash Flows (Topic 230) Restricted Cash .

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 22, 2018

We have served as the Company's auditor since 2001.

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2016
Assets:
Investment in real estate:
Land	$4,013,874	$3,066,019
Buildings and equipment	16,957,720	16,091,582
Less accumulated depreciation	(3,188,481)	(2,737,286)
Construction in progress	473,118	251,616
Net property and equipment	18,256,231	16,671,931
Investment in Unconsolidated Real Estate Affiliates	3,377,112	3,868,993
Net investment in real estate	21,633,343	20,540,924
Cash and cash equivalents	164,604	474,757
Accounts receivable, net	334,081	322,196
Notes receivable	417,558	678,496
Deferred expenses, net	284,512	209,852
Prepaid expenses and other assets	515,856	506,521
Total assets	$23,349,954	$22,732,746
Liabilities:
Mortgages, notes and loans payable	$12,832,459	$12,430,418
Investment in Unconsolidated Real Estate Affiliates	21,393	39,506
Accounts payable and accrued expenses	919,432	655,362
Dividend payable	219,508	433,961
Deferred tax liabilities	2,428	3,843
Junior subordinated notes	206,200	206,200
Total liabilities	14,201,420	13,769,290
Redeemable noncontrolling interests:
Preferred	52,256	144,060
Common	195,870	118,667
Total redeemable noncontrolling interests	248,126	262,727
Commitments and Contingencies (Note 19)	—	—

Equity:
Common stock: 11,000,000,000 shares authorized, $0.01 par value, 1,040,382,900 issued, 956,982,536 outstanding as of December 31, 2017, 968,153,526 issued and 884,097,680 outstanding as of December 31, 2016	10,130	9,407
Preferred Stock:
500,000,000 shares authorized, $.01 par value, 10,000,000 shares issued and outstanding as of December 31, 2017 and December 31, 2016	242,042	242,042
Additional paid-in capital	11,845,532	11,417,597
Retained earnings (accumulated deficit)	(2,107,498)	(1,824,866)
Accumulated other comprehensive loss	(71,906)	(70,456)
Common stock in treasury, at cost, 55,969,390 shares as of December 31, 2017 and 56,596,651 shares as of December 31, 2016	(1,122,640)	(1,137,960)
Total stockholders’ equity	8,795,660	8,635,764
Noncontrolling interests in consolidated real estate affiliates	55,379	33,583
Noncontrolling interests related to long-term incentive plan common units	49,369	31,382
Total equity	8,900,408	8,700,729
Total liabilities and equity	$23,349,954	$22,732,746
The accompanying notes are an integral part of these consolidated financial statements.

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2017	2016	2015
Revenues:
Minimum rents	$1,455,039	$1,449,704	$1,481,614
Tenant recoveries	643,607	668,081	689,536
Overage rents	34,874	42,534	44,024
Management fees and other corporate revenues	105,144	95,814	86,595
Other	89,198	90,313	102,137
Total revenues	2,327,862	2,346,446	2,403,906
Expenses:
Real estate taxes	237,198	229,635	222,883
Property maintenance costs	49,784	55,027	60,040
Marketing	11,043	13,155	21,958
Other property operating costs	286,168	282,591	302,797
Provision for doubtful accounts	10,701	8,038	8,081
Provision for loan loss	—	29,615	—
Property management and other costs	145,251	138,602	161,556
General and administrative	56,133	55,745	50,405
Provision for impairment	—	73,039	8,604
Depreciation and amortization	693,327	660,746	643,689
Total expenses	1,489,605	1,546,193	1,480,013
Operating income	838,257	800,253	923,893
Interest and dividend income	61,566	59,960	49,254
Interest expense	(541,945)	(571,200)	(607,675)
(Loss) gain on foreign currency	(819)	14,087	(44,984)
Gains from changes in control of investment properties and other, net	79,056	722,904	634,367
Gain on extinguishment of debt	55,112	—	—
Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates, discontinued operations and allocation to noncontrolling interests	491,227	1,026,004	954,855
Benefit from (provision for) from income taxes	10,896	(901)	38,334
Equity in income of Unconsolidated Real Estate Affiliates	152,750	231,615	73,390
Unconsolidated Real Estate Affiliates - gain on investment	12,000	51,555	327,017
Net income	666,873	1,308,273	1,393,596
Allocation to noncontrolling interests	(9,539)	(19,906)	(19,035)
Net income attributable to GGP Inc.	657,334	1,288,367	1,374,561
Preferred Stock dividends	(15,936)	(15,935)	(15,937)
Net income attributable to common stockholders	$641,398	$1,272,432	$1,358,624
Earnings Per Share:
Basic	$0.72	$1.44	$1.54
Diluted	$0.68	$1.34	$1.43
Comprehensive Income (Loss), Net:
Net income	$666,873	$1,308,273	$1,393,596
Other comprehensive income (loss):
Foreign currency translation	(1,551)	14,319	(33,292)
Reclassification adjustment for realized gains on available-for-sale securities included in net income	—	(11,978)	11,978
Net unrealized gains (losses) on other financial instruments	12	5	30
Other comprehensive (loss) income	(1,539)	2,346	(21,284)
Comprehensive income	665,334	1,310,619	1,372,312
Comprehensive income allocated to noncontrolling interests	(9,450)	(19,904)	(18,802)
Comprehensive income attributable to GGP Inc.	655,884	1,290,715	1,353,510
Preferred stock dividends	(15,936)	(15,935)	(15,937)
Comprehensive income, net, attributable to common stockholders	$639,948	$1,274,780	$1,337,573

The accompanying notes are an integral part of these consolidated financial statements.

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Long Term Incentive Plan Common Units	Total Equity
				(Dollars in thousands, except for share amounts)
Balance at January 1, 2015	$9,409	$242,042	$11,351,625	$(2,822,740)	$(51,753)	$(1,122,664)	$79,601	$7,685,520

Net income				1,374,561			2,685	1,377,246
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(55,050)	(55,050)
Long Term Incentive Plan Common Unit grants, net (1,645,901 LTIP Units)							11,015	11,015
Restricted stock grants, net of forfeitures (216,640 common shares)	2		3,438					3,440
Employee stock purchase program (137,247 common shares)	1		3,249					3,250
Stock option exercise, net of forfeitures (1,432,250 common shares)	14		42,602					42,616
Cancellation of repurchased common shares (4,053,620 common shares)	(40)		(52,871)	(49,922)		102,833		—
Treasury stock purchases (4,324,489 common shares)						(109,570)		(109,570)
Cash dividends reinvested (DRIP) in stock (23,542 common shares)			487					487
Other comprehensive loss					(21,051)			(21,051)
Cash distributions declared ($0.71 per share)				(627,511)				(627,511)
Cash distributions on Preferred Stock				(15,937)				(15,937)
Fair value adjustment for noncontrolling interest in Operating Partnership			13,839					13,839

Balance at December 31, 2015	$9,386	$242,042	$11,362,369	$(2,141,549)	$(72,804)	$(1,129,401)	$38,251	$8,308,294

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Long Term Incentive Plan Common Units	Total Equity
				(Dollars in thousands, except for share amounts)
Balance at January 1, 2016	$9,386	$242,042	$11,362,369	$(2,141,549)	$(72,804)	$(1,129,401)	$38,251	$8,308,294

Net income				1,288,367			4,175	1,292,542
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(3,358)	(3,358)
Acquisition/disposition of partner’s noncontrolling interests in consolidated Real Estate Affiliates			(18,416)				(2,970)	(21,386)
Contributions to noncontrolling interest in consolidated Real Estate Affiliates							13,943	13,943
Long Term Incentive Plan Common Unit grants, net (61,358 LTIP Units)			104	(950)			14,924	14,078
Restricted stock grants, net (342,037 common shares)	3		3,317					3,320
Employee stock purchase program (126,825 common shares)	—		4,206					4,206
Stock option exercise, net of forfeitures (2,886,986 common shares)	31		58,374					58,405
Cancellation of repurchased common shares (1,260,490 common shares)	(15)		(19,846)	(17,805)		37,666		—
OP Unit Conversion to Common Stock (200,000 common shares)	2		5,425					5,427
Treasury stock purchases (1,887,751 common shares)						(46,225)		(46,225)
Cash dividends reinvested (DRIP) in stock (32,381 common shares)			889	(215)				674
Other comprehensive income					14,242			14,242
Amounts reclassified from Accumulated Other Comprehensive Income					(11,894)			(11,894)
Cash distributions declared ($1.06 per share)				(936,779)				(936,779)
Cash distributions on Preferred Stock				(15,935)				(15,935)
Fair value adjustment for noncontrolling interest in Operating Partnership			21,175					21,175

Balance at December 31, 2016	$9,407	$242,042	$11,417,597	$(1,824,866)	$(70,456)	$(1,137,960)	$64,965	$8,700,729

The accompanying notes are an integral part of these consolidated financial statements.

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Long Term Incentive Plan Common Units	Total Equity
				(Dollars in thousands, except for share amounts)
Balance at January 1, 2017	$9,407	$242,042	$11,417,597	$(1,824,866)	$(70,456)	$(1,137,960)	$64,965	$8,700,729
Cumulative effect of accounting change			$2,342	(3,000)			658	—
Net income				657,334			2,842	660,176
Distributions to noncontrolling interests in consolidated Real Estate Affiliates							(5,597)	(5,597)
Acquisition/disposition of partner’s noncontrolling interests in consolidated Real Estate Affiliates							10,795	10,795
Contributions received from noncontrolling interest in consolidated Real Estate Affiliates							15,258	15,258
Long Term Incentive Plan Common Unit grants, net (451,585 LTIP Units)							15,827	15,827
Restricted stock grants, net (787,484 common shares)	8		9,660					9,668
Employee stock purchase program (147,475 common shares)	1		3,520					3,521
Stock option exercise, net of forfeitures (690,969 common shares)	8		23,017					23,025
Cancellation of repurchased common shares (13,278,252 common shares)	(133)		(174,098)	(115,074)		289,305		—
Treasury stock purchases (12,650,991 common shares)						(273,985)		(273,985)
Cash dividends reinvested (DRIP) in stock (43,732 common shares)			1,019	(274)				745
Other comprehensive income					(1,450)			(1,450)
Cash distributions declared ($0.88 per share)				(805,682)				(805,682)
Cash distributions on Preferred Stock				(15,936)				(15,936)
Exercise of Warrants (83,866,187 common shares)	839		550,357					551,196
Fair value adjustment for noncontrolling interest in Operating Partnership			12,118					12,118

Balance at December 31, 2017	$10,130	$242,042	$11,845,532	$(2,107,498)	$(71,906)	$(1,122,640)	$104,748	$8,900,408

The accompanying notes are an integral part of these consolidated financial statements.

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016	2015
Cash Flows provided by Operating Activities:
Net income	$666,873	$1,308,273	$1,393,596
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(152,750)	(231,615)	(73,390)
Distributions received from Unconsolidated Real Estate Affiliates	237,956	120,674	87,138
Provision for doubtful accounts	10,701	8,038	8,081
Depreciation and amortization	693,327	660,746	643,689
Amortization/write-off of deferred finance costs	11,880	11,876	11,607
Accretion/write-off of debt market rate adjustments	(4,346)	(5,184)	13,171
Amortization of intangibles other than in-place leases	28,309	41,154	62,106
Straight-line rent amortization	(2,084)	(11,867)	(27,809)
Deferred income taxes	(15,532)	15,353	(42,136)
Gain on dispositions, net	(5,356)	(37,526)	(30,669)
Unconsolidated Real Estate Affiliates-gain on investment, net	(12,000)	(51,555)	(327,017)
Gains from changes in control of investment properties and other	(79,056)	(722,904)	(634,367)
Loss (gain) on extinguishment of debt	(55,112)	5,403	—
Provisions for impairment	—	73,039	8,604
Provisions for loan loss	—	29,615	—
(Gain) loss on foreign currency	819	(14,087)	44,984
Net changes:
Accounts and notes receivable, net	(6,103)	(37,489)	(30,116)
Prepaid expenses and other assets	(40,326)	(4,092)	(24,381)
Deferred expenses, net	(36,603)	(27,888)	(42,708)
Accounts payable and accrued expenses	13,777	(27,924)	(4,858)
Other, net	40,238	34,111	33,061
Net cash provided by operating activities	1,294,612	1,136,151	1,068,586
Cash Flows provided by (used in) Investing Activities:
Acquisition of real estate and property additions	(230,754)	(577,845)	(384,270)
Development of real estate and property improvements	(662,762)	(547,447)	(694,621)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	166,867	82,800	145,461
Loans to joint venture partners	(121,262)	(59,769)	(328,819)
Proceeds from repayment of loans to joint ventures	50,964	13,042	—
Proceeds from sales of investment properties and Unconsolidated Real Estate Affiliates	62,007	1,699,466	1,155,765
Contributions to Unconsolidated Real Estate Affiliates	(120,356)	(135,906)	(173,704)
Sale (acquisition) of marketable securities	—	46,408	(33,300)
Other, net	—	662	—
Net cash provided by (used in) investing activities	(855,296)	521,411	(313,488)

GGP INC.

(Dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,
	2017	2016	2015
Cash Flows used in Financing Activities:
Proceeds from refinancing/issuance of mortgages, notes and loans payable	1,595,000	908,479	1,837,440
Principal payments on mortgages, notes and loans payable	(1,579,655)	(1,743,216)	(1,831,624)
Deferred finance costs	(3,133)	(13,771)	(7,095)
Treasury stock purchases	(273,985)	(34,021)	(109,570)
Proceeds from warrant exercises	551,196	—	—
Cash contributions from noncontrolling interests in consolidated real estate affiliates	15,258	—	—
Cash distributions paid to common stockholders	(1,020,018)	(680,712)	(610,554)
Cash distributions to noncontrolling interests in consolidated real estate affiliates	(5,597)	(24,445)	(55,050)
Cash distributions reinvested (DRIP) in common stock	1,020	889	658
Cash distributions paid to preferred stockholders	(15,936)	(15,935)	(15,937)
Cash distributions and redemptions paid to holders of common units	(18,372)	(5,545)	(950)
Other, net	15,959	44,163	14,507
Net cash used in financing activities	(738,263)	(1,564,114)	(778,175)
Effect on foreign exchange rates on cash and cash equivalents	(819)	—	—
Net change in cash, cash equivalents and restricted cash	(299,766)	93,448	(23,077)
Cash, cash equivalents and restricted cash at beginning of year	531,705	438,257	461,334
Cash and cash equivalents at end of year	$231,939	$531,705	$438,257
Supplemental Disclosure of Cash Flow Information:
Interest paid	$548,833	$567,137	$602,495
Interest capitalized	11,085	5,257	12,752
Income taxes paid	14,957	4,150	14,286
Accrued capital expenditures included in accounts payable and accrued expenses	219,317	115,077	158,027
Sale of Ala Moana (Refer to Note 3)
Sale of Fashion Show (Refer to Note 3)
Acquisition of Riverchase Galleria (Refer to Note 3)
Acquisition of an additional interest in Miami Design District (Refer to Note 5)
Acquisition of 522 Fifth Avenue (Refer to Note 3)
Disposition of Lakeside (Refer to Note 3)
Issuance of note collateralized by Riverchase Galleria and Tysons Galleria anchor box (Refer to Note 14)
Acquisition and/or change of control at 218 West 57th Street, 530 Fifth Avenue and 685 Fifth Avenue (Refer to Note 3)
Exercise of warrants (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 1 ORGANIZATION

GGP Inc. ("GGP" or the "Company"), a Delaware corporation, was organized in July 2010 and is a self-administered and self-managed real estate investment trust, referred to as a "REIT". In these notes, the terms "we", "us" and "our" refer to GGP and its subsidiaries.

GGP, through its subsidiaries and affiliates, is an owner and operator of retail properties. As of December 31, 2017, we are the owner, either entirely or with joint venture partners of 125 retail properties.

Substantially all of our business is conducted through GGP Operating Partnership, LP ("GGPOP"), GGP Nimbus, LP ("GGPN") and GGP Limited Partnership ("GGPLP", and together with GGPN and GGPOP, the "Operating Partnerships"), subsidiaries of GGP. The Operating Partnerships own an interest in the properties that are part of the consolidated financial statements of GGP. As of December 31, 2017, GGP held approximately a 99% common equity ownership (without giving effect to the potential conversion of the Preferred Units and LTIP Units as defined below) of the Operating Partnerships, while the remaining 1% was held by limited partners and certain previous contributors of properties to the Operating Partnerships or their predecessors.

GGPOP is the general partner of, and owns a 1.5% equity interest in GGPN and GGPLP. GGPOP has common units of limited partnership ("Common Units"), which are redeemable for cash or, at our option, shares of GGP common stock. It also has preferred units of limited partnership interest ("Preferred Units"), of which, certain Preferred Units can be converted into Common Units and then redeemed for cash or, at our option, shares of GGP common stock (Note 10). GGPOP also has full value long-term incentive plan units and appreciation only long-term incentive plan units (collectively "LTIP Units"), which are redeemable for cash or, at our option, shares of GGP common stock (Note 12).

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

We refer to our ownership interests in properties in which we own a majority or controlling interest and are consolidated under accounting principles generally accepted in the United States of America ("GAAP") as the "Consolidated Properties." We also own interests in certain properties through joint venture entities in which we own a noncontrolling interest ("Unconsolidated Real Estate Affiliates") and we refer to those properties as the "Unconsolidated Properties".

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of GGP, our subsidiaries and joint ventures in which we have a controlling interest. For consolidated joint ventures, the noncontrolling partner's share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner's ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as permanent equity of the Company. Intercompany balances and transactions have been eliminated. Noncontrolling interests are included on our Consolidated Balance Sheets related to the Common, Preferred, and LTIP Units of GGPOP and are presented either as redeemable noncontrolling interests or as noncontrolling interests in our permanent equity. Each of the Operating Partnerships and our consolidated joint ventures are variable interest entities as the limited partners do not have substantive kick-out rights or substantive participating rights. However, as the Company holds a majority voting interest in the Operating Partnerships and our consolidated joint ventures, it qualifies for the exemption from providing certain of the disclosure requirements associated with variable interest entities.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

We operate in a single reportable segment, which includes the operation, development and management of retail and other rental properties. Our portfolio is targeted to a range of market sizes and consumer tastes. Each of our operating properties is considered a separate operating segment, as each property earns revenues and incurs expenses, individual operating results are reviewed and discrete financial information is available. The Company's chief operating decision maker is comprised of a team of several members of executive management who use Company NOI in assessing segment operating performance. We do not distinguish or group our consolidated operations based on geography, size or type for purposes of making property operating decisions. Our operating properties have similar economic characteristics and provide similar products and services to our tenants. There are no individual operating segments that are greater than 10% of combined revenue, Company NOI, or combined assets. Company NOI excludes certain non-cash and non-comparable items such as straight-line rent, depreciation expense and intangible asset and liability amortization, which are a result of our emergence, acquisition accounting and other capital contribution or restructuring events. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues. As a result, the Company’s operating properties are aggregated into a single reportable segment.

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
Reclassifications
In November 2016, the FASB issued ASU 2016-18 which requires that a statement of cash flows explain the change during the reporting period in the total of cash, cash equivalents and restricted cash or restricted cash equivalents. The Company adopted this guidance on December 31, 2017, which changes our statements of cash flows and related disclosures for all periods presented.
The following is a summary of our cash, cash equivalents and restricted cash total as presented in our statements of cash flows for the years ended December 31, 2017, 2016 and 2015 (in thousands):

	Year Ended December 31,
	2017	2016	2015
Cash and cash equivalents	$164,604	$474,757	$356,895
Restricted cash	67,335	56,948	81,362
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$231,939	$531,705	$438,257

For the year ended December 31, 2016, restricted cash related to cash flows provided by operating activities of $3.3 million, restricted cash related to cash flows provided by investing activities of $28.6 million and restricted cash flows used in financing

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

activities of $0.9 million were reclassified. For the year ended on December 31, 2015, restricted cash related to cash flows provided by operating activities of $3.7 million, restricted cash related to cash flows used in investing activities of $0.7 million and restricted cash flows used in financing activities of $10.5 million were reclassified.

Acquisitions of Operating Properties (Note 3)

New guidance issued clarified the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Therefore, acquisitions of properties are typically accounted for utilizing the historical cost of the property and, accordingly, the results of operations of acquired properties have been included in the results of operations from the respective dates of acquisition. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, assumed debt liabilities and identifiable intangible assets and liabilities such as amounts related to in-place tenant leases, acquired above and below-market tenant and ground leases, and tenant relationships.

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

The gross asset balances of the in-place value of tenant leases are included in buildings and equipment in our Consolidated Balance Sheets.

	Gross Asset	Accumulated Amortization	Net Carrying Amount
As of December 31, 2017
Tenant leases:
In-place value	$347,232	$(181,088)	$166,144
As of December 31, 2016
Tenant leases:
In-place value	$306,094	$(214,111)	$91,983

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

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Amortization/accretion of all intangibles, including the intangibles in Note 15 and Note 16, had the following effects on our income from continuing operations:

	Year Ended December 31,
	2017	2016	2015
Amortization/accretion effect on continuing operations	$(74,802)	$(86,979)	$(137,462)

Future amortization/accretion of all intangibles, including the intangibles in Note 15 and Note 16 is estimated to decrease results from continuing operations as follows:

Year	Amount
2018	$46,539
2019	28,753
2020	19,925
2021	14,607
2022	13,220
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

Investments in Unconsolidated Real Estate Affiliates (Note 5)

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

To determine the method of accounting for partially owned joint ventures, we evaluate the characteristics of associated entities and determine whether an entity is a VIE. A limited partnership or other similar entity is considered a VIE unless a simple majority of limited partners (excluding limited partners that are under common control with the general partner) have substantive kick-out rights or participating rights. Accounting guidance amended the following: (i) modified the evaluation of whether limited partnerships and similar legal entities are variable interest entities ("VIEs") or voting interest entities, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, (iii) affected the consolidation analysis of reporting entities that are involved with VIEs, and (iv) provided a scope exception for certain entities. If an entity is determined to be a VIE, we determine which party is the primary beneficiary by analyzing whether we have both the power to direct the entity's significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. Significant judgments and assumptions inherent in this analysis include the nature of the entity's operations, future cash flow projections, the entity's financing and capital structure, and contractual relationship and terms. The adoption of the consolidation guidance did not materially impact our consolidated financial statements.

Primary risks associated with our VIEs include the potential of funding the entities' debt obligations or making additional contributions to fund the entities' operations.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Generally, the operating agreements with respect to our Unconsolidated Real Estate Affiliates provide that assets, liabilities and funding obligations are shared in accordance with our ownership percentages. Therefore, we generally also share in the profit and losses, cash flows and other matters relating to our Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. Except for Retained Debt (as described in Note 5), differences between the carrying amount of our investment in the Unconsolidated Real Estate Affiliates and our share of the underlying equity of our Unconsolidated Real Estate Affiliates are typically amortized over lives ranging from 5 to 45 years. When cumulative distributions exceed our investment in the joint venture, the investment is reported as a liability in our consolidated financial statements. The liability is limited to our maximum potential obligation to fund contractual obligations, including recourse related to certain debt obligations.

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

The combined summarized financial information of unconsolidated joint ventures is disclosed in Note 5 to the Consolidated Financial Statements.

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

	Year Ended December 31,
	2017	2016	2015
Amortization of straight-line rent	$2,084	$11,867	$27,809
Net amortization/accretion of above and below-market tenant leases	(23,963)	(33,639)	(55,062)
Lease termination income	29,081	16,021	13,786

The following is a summary of straight-line rent receivables, which are included in accounts and notes receivable, net in our Consolidated Balance Sheets and are reduced for allowances and amounts doubtful of collection:

	December 31, 2017	December 31, 2016
Straight-line rent receivables, net	$231,290	$226,226

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

Notes receivable are evaluated for impairment at least quarterly. Impairment occurs when it is deemed probable that we will not be able to collect all amounts due according to the contractual terms of the loan. If a loan is considered to be impaired, we record an allowance through the provision for loan losses to reduce the carrying value of the loan to the present value of expected future cash flows discounted at the loan’s contractual effective rate or the fair value of the collateral, if repayment is expected solely from the collateral.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

We provide an allowance for doubtful accounts against the portion of accounts receivable, net including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed periodically based upon our recovery experience. The following table summarizes the changes in allowance for doubtful accounts:

	2017	2016	2015
Balance as of January 1,	$17,883	$14,654	$15,621
Provision for doubtful accounts (1)	13,594	10,534	11,833
Write-offs	(12,020)	(7,305)	(12,800)
Balance as of December 31,	$19,457	$17,883	$14,654
_______________________________________________________

(1)	Excludes recoveries of $2.9 million, $2.4 million and $2.1 million for the years ended December 31, 2017, 2016 and 2015, respectively.
Management Fees and Other Corporate Revenues
Management fees and other corporate revenues primarily represent management and leasing fees, development fees, financing fees, and fees for other ancillary services performed for the benefit of certain of the Unconsolidated Real Estate Affiliates. Management fees are reported at 100% of the revenue earned from the joint venture in management fees and other corporate revenues on our Consolidated Statements of Operations and Comprehensive Income. Our share of the management fee expense incurred by the Unconsolidated Real Estate Affiliates is reported within equity in income of Unconsolidated Real Estate Affiliates on our Consolidated Statements of Operations and Comprehensive Income and in property management and other costs in the Condensed Combined Statements of Income in Note 5.

The following table summarizes the management fees from affiliates and our share of the management fee expense:

	Year Ended December 31,
	2017	2016	2015
Management fees from affiliates(1)	$97,136	$82,742	$86,595
Management fee expense	(38,166)	(33,049)	(30,723)
Net management fees from affiliates	$58,970	$49,693	$55,872
_______________________________________________________

(1)
Excludes a $8.0 million in corporate fees earned during the year ended December 31, 2017 and a $13.1 million gain recognized in management fees and other corporate revenues on the divestiture of our investment in Seritage Growth Properties during the year ended December 31, 2016.

Income Taxes (Note 7)

We expect to distribute 100% of our taxable capital gains and taxable ordinary income to stockholders annually. If, with respect to any taxable year, we fail to maintain our qualification as a REIT and cannot correct such failure, we would not be allowed to deduct distributions to stockholders in computing our taxable income and federal income tax. If any of our REIT subsidiaries fail to qualify as a REIT, such failure could result in our loss of REIT status. If we lose our REIT status, corporate level income tax would apply to our taxable income at regular corporate rates, or we may be subject to applicable alternative minimum tax. As a result, the amount available for distribution to holders of equity securities that would otherwise receive dividends would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, unless we were entitled to relief under the relevant statutory provisions, we would be disqualified from treatment as a REIT for four subsequent taxable years.

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

Impairment

Operating properties

We regularly review our consolidated properties for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment indicators are assessed separately for each property and include, but are not limited to, significant decreases in real estate property net operating income, significant decreases in occupancy percentage, debt maturities, changes in management's intent with respect to the properties and prevailing market conditions.

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

Impairment charges are recorded in the Consolidated Statements of Operations and Comprehensive Income when the carrying value of a property is not recoverable and it exceeds the estimated fair value of the property, which can occur in accounting periods preceding disposition and/or in the period of disposition.

Changes in economic and operating conditions that occur subsequent to our review of recoverability of our properties could impact the assumptions used in that assessment and could result in future impairment if assumptions regarding those properties differ from actual results.

No provisions for impairment were recognized during the year ended December 31, 2017.

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

An impairment of $3.2 million related to our investments in Unconsolidated Real Estate Affiliates was recognized for the year ended December 31, 2015. This impairment charge related to one operating property and was recorded because the estimated fair value of the property, based on a bona-fide purchase offer, was less than the carrying value of the property. No impairments related to our investments in Unconsolidated Real Estate Affiliates were recognized for the years ended December 31, 2017 and 2016.

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

Fair Value Measurements (Note 4)

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

The impairment section above includes a discussion of all impairments recognized during the years ended December 31, 2017, 2016 and 2015, which were based on Level 2 and Level 3 inputs. Note 4 includes a discussion of properties measured at fair value on a non-recurring basis using Level 2 and Level 3 inputs and the fair value of debt, which is estimated on a recurring basis using Level 2 and Level 3 inputs. Note 4 also includes a discussion of available-for-sale securities measured at fair value on a recurring basis using Level 1 inputs. Note 10 includes a discussion of certain redeemable noncontrolling interests that are measured at fair value using Level 1 inputs.
Concentrations of Credit Risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We are exposed to credit risk with respect to cash held at various financial institutions and access to our credit facility. Our credit risk exposure with regard to our cash and the $1.5 billion, including the uncommitted accordion feature, available under our credit facility is spread among a diversified group of investment grade financial institutions. We had no amounts outstanding under our credit facility as of December 31, 2017 and 2016.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Recently Issued Accounting Pronouncements

Effective January 1, 2018, companies are required to apply a five-step model in accounting for revenue. The core principle of the revenue model is that a company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Lease contracts will be excluded from this revenue recognition criteria; however, the sale of real estate will be required to follow the new model. Expanded quantitative and qualitative disclosures regarding revenue recognition will be required for contracts that are subject to this pronouncement. The new standard can be adopted either retrospectively to each prior reporting period presented or as a cumulative effect adjustment as of the date of adoption. The Company adopted the model effective January 1, 2018 using the modified retrospective approach for implementation. We have completed our analysis and evaluation of the impact that the adoption will have on the recognition of each of our sources of revenue. The adoption will result in a cumulative-effect adjustment to increase equity as of January 1, 2018 of approximately $1.90 million related to changes in the revenue recognition pattern of lease commissions earned by the Company from our joint ventures and the sale of condos in our Unconsolidated Real Estate Affiliates.

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02 which will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under ASU 2016-02, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. Lessor accounting remains substantially similar to current GAAP. However, leasing costs that are currently eligible to be capitalized as initial direct costs are limited by ASU 2016-02. In addition, disclosures of leasing activities are to be expanded to include qualitative along with specific quantitative information. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. ASU 2016-02 mandates a modified retrospective transition method. The Company is evaluating the potential impact of this pronouncement on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-06 which will change the current income tax accounting for intra-entity asset sales to be only for inventory. The company adopted this standard effective January 1, 2018. For those companies that did not recognize the income tax impact of a sale other than inventory before the adoption date, the new ASU shall be applied on a modified retrospective basis, with a cumulative-effect adjustment directly to retained earnings as of January 1, 2018. This will result in a cumulative-effect adjustment to decrease retained earnings by the unamortized balance of the $18.8 million prepaid asset established in December 2016.

In March 2016, the FASB issued ASU 2016-07 which eliminates the requirement for retrospective application of equity method accounting when an investment previously accounted for by another method initially qualifies for the equity method. The company adopted this standard effective January 1, 2017. The adoption of this standard did not materially impact the Company's consolidated financial statements.
In March 2016, the FASB issued ASU 2016-09 which simplifies the accounting for stock compensation related items such as income tax accounting, award classification, estimation of forfeitures, and cash flow presentation. The company adopted this standard effective January 1, 2017. The Company accounted for this compensation award adjustment by means of a cumulative-effect adjustment to equity as of January 1, 2017.
In June 2016, the FASB issued ASU 2016-13 which changes the model for the measurement of credit losses on financial instruments. Specifically, the amendments in the ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The amendments in this ASU will be effective for the Company January 1, 2020 with early adoption permitted on January 1, 2019. The Company is evaluating the potential impact of this pronouncement on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15 which provides guidance on the statement of cash flows presentation of certain transactions where diversity in practice exists. The effective date will be the first quarter of fiscal year 2019, with early adoption permitted. The ASU will be adopted using a retrospective transition approach. The Company early adopted this standard effective December 31, 2017. The adoption of this standard did not materially impact the Company's consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18 which requires that a statement of cash flows explain the change during the reporting period in the total of cash, cash equivalents and restricted cash or restricted cash equivalents. This standard is effective

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

for public entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company adopted this guidance on December 31, 2017, which changes our statements of cash flows and related disclosures for all periods presented.

In January 2017, the FASB issued ASU 2017-01 which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. Public entities should apply the amendments in this standard to annual periods beginning after December 15, 2017, including interim periods within those periods. The Company adopted this pronouncement early in the first fiscal quarter of 2017. The adoption of this standard resulted in less real estate acquisitions qualifying as businesses and, accordingly, acquisition costs for those acquisitions that are not businesses are capitalized rather than expensed.

In February 2017, the FASB issued ASU 2017-05 which clarifies the accounting for the derecognition of nonfinancial assets by eliminating the exception in current GAAP for transfers of investments in real estate entities (including equity method investments). The amendments in this update provide guidance on the accounting of partial sales of nonfinancial assets and contributions of nonfinancial assets to a joint venture or other noncontrolling investee. Once this guidance is adopted, an entity would use the guidance in the new revenue recognition standard (discussed above) to determine whether it is transferring multiple, distinct assets and would recognize a gain or loss for each distinct asset transferred. When an entity transfers nonfinancial assets included in a subsidiary and retains or receives an equity interest, it first determines whether it has retained a controlling financial interest in the subsidiary. If so, the entity does not derecognize the assets and accounts for the sale of noncontrolling interest in the subsidiary under the consolidation guidance covering decreases in ownership which would result in recognizing a gain or loss. If an entity retains or receives a noncontrolling interest in the entity that owns the asset post-sale, that noncontrolling interest is considered noncash consideration and is included in the transaction price at its fair value. The retained noncontrolling interest is included at its fair value and results in an entity recognizing 100% of the gain on sale of the asset which differs from current applicable GAAP. Public entities should apply the amendments in this standard prospectively to annual periods beginning after December 15, 2017, including interim periods within those periods. The company adopted this standard and it will result in higher gains on the sale of partial real estate interests due to recognizing 100% of the gain on sale of the partial interest and recording the retained noncontrolling interest at fair value.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, estimates and assumptions have been made with respect to allocating the purchase price of real estate acquisitions, the useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, provision for loan loss, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, impairment of long-lived assets, litigation related accruals and disclosures and fair value of debt. Actual results could differ from these and other estimates.

NOTE 3 ACQUISITIONS, SALES AND JOINT VENTURE ACTIVITY

On December 15, 2017, we closed on the sale of The Shops at Fallen Timbers in Maumee, Ohio for $21.0 million. The transaction resulted in a loss on sale of $0.3 million recognized in gain/loss from changes in control of investment properties and other for the year ended December 31, 2017.

On October 3, 2017, GGP acquired a 100% interest in 2 anchor boxes at Neshaminy Mall and Oakwood Center located in Bensalem, Pennsylvania and Gretna, Louisiana, respectively. The gross consideration of the 2 acquired anchor boxes was $21.4 million.

On September 19, 2017, GGP entered into three transactions with affiliates of Thor Equities (“Thor”) related to three separate joint ventures between GGP and Thor. First, GGP acquired 49.9% of its partner's interest in 218 West 57th Street based on a gross property valuation of $104.0 million. After the acquisition, GGP owned a 99.9% interest in 218 West 57th Street, while Thor retained a 0.1% interest. A portion of the net proceeds from the acquisition were used by Thor to pay off their $12.3 million note

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

receivable to GGP related to the property. Of the remaining net proceeds, $9.75 million was used by Thor to pay down a portion of their note receivable to GGP for 530 Fifth Avenue and $3.36 million was used to pay down a portion of their note receivable to GGP for 685 Fifth Avenue (Note 14).
Second, GGP recapitalized the 530 Fifth Avenue joint venture based on a gross property valuation of $334 million, whereby upon closing (i) Thor’s common interest having a value of $48.1 million was converted to a preferred equity interest with a 7.0% cumulative return in 530 Fifth Avenue, which serves as collateral for Thor's still-outstanding note receivable, and (ii) GGP owns a 90.23% common equity interest in 530 Fifth Avenue, while Thor retained a 9.77% common equity interest. The preferred return payable to Thor must first go toward interest and principal due to GGP under Thor’s note receivable for 530 Fifth Avenue (Note 14).
Finally, GGP also recapitalized the 685 Fifth Avenue joint venture based on a gross property valuation of $652.6 million, whereby upon closing (i) Thor’s common interest having a value of $150 million was converted to a preferred equity interest with a 7.0% cumulative return in 685 Fifth Avenue, which serves as collateral for Thor's still-outstanding note receivable, and (ii) GGP owns a 97.03% common equity interest in 685 Fifth Avenue, while Thor retained a 2.97% common equity interest. The preferred return payable to Thor must first go toward interest and principal due to GGP under Thor’s note receivable for 685 Fifth Avenue (Note 14). The recapitalization was effective on December 31, 2017, however, Thor executed a power of attorney on September 19, 2017 granting GGP the power to direct the management of the joint venture and the property.
GGP had previously accounted for our interest in these three joint ventures using the equity method of accounting (Note 2). As a result of the transactions described above, we now consolidate these joint ventures with our joint venture partner's share of equity included in noncontrolling interest (Note 2). In addition, the $48.1 million and $151.3 million notes receivable due from our joint venture partner at 530 Fifth Avenue and 685 Fifth Avenue, respectively, are presented on the balance sheet in noncontrolling interests in Consolidated Real Estate Affiliates. The notes receivable are presented as contra-equity amount offset with our joint venture partners' noncontrolling interest.

The table below summarizes the gain from changes in control calculation ($ in millions):

Gain from changes in control for 218 West 57th Street, 530 Fifth Avenue and 685 Fifth Avenue
Fair value of Investment in Unconsolidated Real Estate Affiliates as of change in control	$250.0
Less: carrying value of Investment in Unconsolidated Real Estate Affiliates	198.1
Gain from changes in control of investment properties and other, net	51.9

The following table summarizes the allocation of the purchase price to the net assets acquired at the date of acquisition. These allocations were based on the relative fair values of the assets acquired and liabilities assumed ($ in millions):

Allocation of Thor Equities Purchase Price	218 W. 57th Street	530 Fifth Avenue	685 Fifth Avenue
Investment in real estate; including intangible assets and liabilities	$104.0	$334.0	$652.6
Fair value of debt (1)	(53.0)	(221.0)	(340.0)
Net working capital (2)	0.1	14.3	1.7
Net assets acquired	51.1	127.3	314.3
_______________________________________________________

(1)    530 Fifth Avenue includes $31.0 million of an intercompany loan between 530 Fifth Avenue and GGP. 218 W. 57th Street includes $53.0 million of an intercompany loan between 218 W. 57th Street and GGP. Both loans eliminate in consolidation.
(2)    530 Fifth Avenue includes a $9.4 million escrow for tenant allowances.

Capitalization rates and discount rates were based on a reasonable range of current market rates for 218 West 57th Street, 530 Fifth Avenue and 685 Fifth Avenue. Based upon these inputs, we determined that our valuations of the properties using a discounted cash flow or a direct capitalization model were classified within Level 3 of the fair value hierarchy (Note 2).

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Unobservable Quantitative Input	Range
Discount Rates	6.0% to 7.0%
Terminal capitalization rates	4.0% to 5.5%

On July 12, 2017, we closed on the acquisition of the remaining 50% interest in 8 of the 12 anchor boxes included in the existing GS Portfolio Holdings LLC ("GSPH") joint venture with Seritage Growth Properties for $190.1 million based on a total valuation of $380.2 million. We had previously owned a 50% interest in the joint venture and accounted for the joint venture using the equity method of accounting (Note 2), but as a result of the transaction we now consolidate our 100% interest in the 8 acquired anchor boxes. Of the total purchase price, $126.4 million was settled upon closing and Seritage retained certain special rights (governed by a Special Rights Agreement), which are callable by GGP for $63.7 million. Simultaneously, the 4 remaining anchor boxes in GSPH were distributed to a newly formed joint venture, GS Portfolio Holdings II, LLC ("GSPHII"), between GGP and Seritage in which the ownership interest remains at 50% for both joint venture partners. We account for GSPHII using the equity method of accounting (Note 2). In addition, GGPLP provided a loan to GSPHII for $127.4 million. This loan is collateralized by GSPHII's interest in the properties (Note 14). Finally, GGP acquired a 50% interest in 5 additional anchor boxes through a newly formed joint venture, GS Portfolio Holdings 2017 ("GSPH2017"), for $57.5 million. We account for this joint venture using the equity method of accounting (Note 2).

The table below summarizes the gain from changes in control calculation ($ in millions):

Gain from a Change of Control in GSPH
Consideration paid to acquire our joint venture partner's interest	$190.1
Less: carrying value of Investment in Unconsolidated Real Estate Affiliates	147.2
Gain from changes in control of investment properties and other, net	42.9

On June 30, 2017, we conveyed Lakeside Mall to the lender in full satisfaction of $144.5 million in outstanding debt. This transaction resulted in a $55.1 million gain on extinguishment of debt.

On June 9, 2017, we closed on the acquisition of our joint venture partner's 50% interest in Neshaminy Mall located in Bensalem, Pennsylvania for a purchase price of $32.5 million based on a total valuation of $65.0 million. Post acquisition, we own 100% of the mall. Prior to the acquisition of the remaining interest, the carrying value for our investment was $55.2 million. As a result of this acquisition, the implied fair value of our previous investment in Neshaminy Mall is $34.2 million, resulting in a loss of $21.0 million, recognized in loss from changes in control of investment properties and other for the year ended December 31, 2017.

On May 12, 2017, we closed on the sale of Red Cliffs Mall in St. George, Utah for $39.1 million. The transaction netted proceeds of approximately $36.3 million and resulted in a gain on sale of $5.6 million recognized in gain from changes in control of investment properties and other for the year ended December 31, 2017.

On December 1, 2016, we entered into an agreement with a qualified intermediary to acquire 605 N. Michigan Avenue located in Chicago, Illinois. The Company loaned the qualified intermediary $140.0 million to acquire the property as replacement property in a reverse 1031 exchange pursuant to the applicable Internal Revenue Service policy. 605 N. Michigan Avenue was deemed to be a variable interest entity for which the Company was deemed to be the primary beneficiary as it has the ability to direct the activities of the entity that most significantly impact its economic performance and has all of the risks and rewards of ownership. Accordingly, the Company consolidated 605 N. Michigan Avenue as of December 31, 2016. The reverse 1031 exchange was closed out during the year ended December 31, 2017, and the sole membership interests of the VIE were assigned to us and the respective outstanding loan was extinguished, resulting in the entity being wholly owned by us and no long considered a VIE. The purchase price allocation was recorded in 2016 using a preliminary estimate of the net assets acquired. Certain amounts were reclassified according to the subsequent purchase price allocation recorded during 2017.

On November 1, 2016, Riverchase Galleria (located in Hoover, Alabama) redeemed the 50% interest of our joint venture partner for a gross purchase price of $143.5 million including the assumption of our joint venture partner's $110.3 million share of property level debt. Concurrently, the 50% interest was acquired by our joint venture through certain capital contributions. Our overall ownership in Riverchase Galleria was 75.5% as of December 31, 2016 and 86.3% as of December 31, 2017.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

The table below summarizes the gain from changes in control calculation ($ in millions):

Loss from a Change of Control in Riverchase Galleria
Cash paid to acquire our joint venture partner's interest	$33.8
Less: carrying value of investment in Riverchase Galleria	(78.0)
Losses from changes in control of investment properties	(44.2)

The following table summarizes the allocation of the purchase price to the net assets acquired at the date of acquisition. These allocations were based on the relative fair values of the assets acquired and liabilities assumed. ($ in millions):

Allocation of the Riverchase Purchase Price
Investment in real estate, including intangible assets and liabilities	$274.3
Fair value of debt (1)	(220.7)
Net working capital (2)	12.7
Net assets acquired	66.3
_______________________________________________________

(1)    Debt represents an intercompany loan between Riverchase Galleria and GGP and eliminates in consolidation.
(2)    Includes tax increment financing (TIF) associated with the city of Hoover, Alabama.

On October 28, 2016, we acquired four Macy's boxes, including the box at Tysons Galleria, at various properties for $45.7 million for the purpose of re-tenanting and repositioning space. Subsequently on December 8, 2016, we acquired an additional Macy's box at Stonestown Galleria for $40.7 million.

On September 15, 2016, joint ventures we formed with Simon Property Group and Authentic Brands Group LLC ("ABG") acquired Aeropostale, Inc. ("Aeropostale") for $80.0 million in total cash which included cash for working capital requirements of the retail business. The intellectual property and brand related assets were assigned to the Aero IpCo, LLC venture ("IPCO") and the assets and liabilities necessary to run the stores were assigned to the Aero OpCo, LLC venture ("OPCO"). In connection with the transaction, our total investment was $20.4 million of cash contributed to the ventures for an effective ownership of approximately 26% in the two joint ventures. Aeropostale is a tenant at certain properties for which we receive rental income included in minimum rents on the Consolidated Statements of Operations and Comprehensive Income. On December 29, 2017, we sold approximately 54% of our interest in IPCO to ABG for a sales price of $16.6 million, which resulted in a gain of $12.0 million recognized in Unconsolidated Real Estate Affiliates - gain on investment on our Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2017. In addition, we invested $30.5 million in ABG units. The investment is considered a cost method investment and is included in investment in Unconsolidated Real Estate Affiliates on the Consolidated Balance Sheets.

On August 1, 2016, we closed on the sale of Rogue Valley Mall located in Medford, Oregon for a sales price of $61.5 million. This transaction netted proceeds of approximately $6.4 million and resulted in a loss of $1.0 million recognized in gain from changes in control of investment properties and other for the year ended December 31, 2016.

On July 29, 2016, we reached an agreement on the sale of a 50% interest in Fashion Show located in Las Vegas, Nevada to TIAA-CREF Global Investments, LLC ("TIAACREF") for a sales price of $1.25 billion. We closed on the sale of the initial 49% and received proceeds of approximately $813.9 million on July 29, 2016, and we received the remaining $16.6 million for the closing of the final 1% interest on October 4, 2016. This transaction resulted in a gain on sale of $634.9 million recognized in gain from changes in control of investment properties and other for the year ended December 31, 2016.

The table below summarizes the gain calculation ($ in millions):

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Cash received from joint venture partner	$830.5
Less: carrying value of previous investment in Fashion Show	(195.6)
Gain from change in control of investment property	634.9

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

On February 2, 2016, we closed on the acquisition of our joint venture partner's 25% interest in Spokane Valley Mall in Spokane, Washington for $37.5 million. This transaction resulted in a reduction of additional paid-in capital of $18.4 million due to the acquisition of our partner's noncontrolling interest.

On January 29, 2016, we closed on the sale of our 75% interest in Provo Towne Center in Provo, Utah to our joint venture partner for $37.5 million. Mortgage debt of $31.1 million was repaid upon closing. This transaction netted proceeds of approximately $2.8 million and resulted in a loss of $6.7 million recognized in gain from changes in control of investment properties and other for the year ended December 31, 2016.

On January 29, 2016, we closed on the sale of our 10% interest in 522 Fifth Avenue in New York City to our joint venture partner for $25.0 million, inclusive of the repayment of previously existing notes receivable from our joint venture partner. We received proceeds of $10.0 million upon closing and proceeds of $5.4 million on December 15, 2016. This transaction resulted in a gain on sale of $11.0 million recognized in Unconsolidated Real Estate Affiliates - gain on investment for the year ended December 31, 2016. On May 25, 2017, we received a 10% interest in 522 Fifth Avenue in full satisfaction of the remaining $9.0 million due.

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

On November 6, 2015, we acquired an additional 2.5% direct interest in Miami Design District Associates, LLC ("MDDA") located in Miami, Florida for a gross purchase price of $40.0 million. We also own a 2.5% interest in MDDA through a joint venture and a 10% interest in MDDA through a consolidated subsidiary. The total investment of 15% is considered a cost method investment and is included in investment in Unconsolidated Real Estate Affiliates on the Consolidated Balance Sheets.

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

On March 31, 2015, we acquired a 50% interest in a joint venture with Sears Holdings Corporation that owns anchor pads and in-place leases at 12 stores located at our properties for approximately $165.0 million. Subsequently, Sears Holdings Corporation sold its investment in the joint venture to Seritage Growth Properties, which was an affiliated company. On December 14, 2015, GGP entered into agreements with two of its joint ventures to assign interest in 4 of the 12 anchor pads to the joint ventures. For the assignment and transfer of the assigned interests, GGP received net consideration of $74.0 million.

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

We account for the 62.5% interest in the joint venture that owns Ala Moana Center under the equity method of accounting (Note 5) because we share control over major decisions with the joint venture partners which resulted in the partners obtaining substantive participating rights. Prior to February 2015, Ala Moana Center was wholly owned by GGP and accounted for on a consolidated basis.

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

NOTE 4 FAIR VALUE

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

The following table summarizes certain of our assets that are measured at fair value on a nonrecurring basis as a result of impairment charges recorded during the year ended December 31, 2016. No impairment charges were recognized during the year ended December 31, 2017.

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

Disclosure of Fair Value of Financial Instruments

The fair values of our financial instruments approximate their carrying amount in our consolidated financial statements except for debt. Management's estimates of fair value are presented below for our debt as of December 31, 2017 and 2016.

	December 31, 2017		December 31, 2016
	Carrying Amount (1)	Estimated Fair Value	Carrying Amount (2)	Estimated Fair Value
Fixed-rate debt	$10,420,252	$10,467,262	$10,441,166	$10,832,272
Variable-rate debt	2,412,207	2,415,457	1,989,252	1,990,458
	$12,832,459	$12,882,719	$12,430,418	$12,822,730
________________________________________________________

(1)	Includes net $23.5 million of market rate adjustments and $30.3 million of deferred financing costs.

(2)	Includes net $27.8 million of market rate adjustments and $40.1 million of deferred financing costs.

The fair value of our Junior Subordinated Notes approximates their carrying amount as of December 31, 2017 and 2016. We estimated the fair value of mortgages, notes and other loans payable using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current London Interbank Offered Rate ("LIBOR"), U.S. treasury obligation interest rates and on the

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any such debt could be realized by immediate settlement of the obligation.
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

NOTE 5 UNCONSOLIDATED REAL ESTATE AFFILIATES
Following is summarized financial information for all of our real estate related Unconsolidated Real Estate Affiliates accounted for using the equity method and a reconciliation to our total investment in Unconsolidated Real Estate Affiliates, inclusive of investments accounted for using the cost method (Note 2).

	December 31, 2017	December 31, 2016
Condensed Combined Balance Sheets—Unconsolidated Real Estate Affiliates (1)
Assets:
Land	$2,908,181	$2,664,736
Buildings and equipment	14,014,665	13,555,059
Less accumulated depreciation	(3,794,792)	(3,538,776)
Construction in progress	545,305	284,198
Net property and equipment	13,673,359	12,965,217
Investments in unconsolidated joint ventures	613,136	503,305
Net investment in real estate	14,286,495	13,468,522
Cash and cash equivalents	438,664	455,862
Accounts receivable, net	386,634	655,655
Notes receivable	15,058	8,912
Deferred expenses, net	339,327	321,095
Prepaid expenses and other assets	381,980	327,645
Total assets	$15,848,158	$15,237,691
Liabilities and Owners’ Equity:
Mortgages, notes and loans payable	$10,504,799	$10,476,935
Accounts payable, accrued expenses and other liabilities	1,115,549	595,570
Cumulative effect of foreign currency translation (“CFCT”)	(38,013)	(50,851)
Owners’ equity, excluding CFCT	4,265,823	4,216,037
Total liabilities and owners’ equity	$15,848,158	$15,237,691
Investment In Unconsolidated Real Estate Affiliates, Net:
Owners’ equity	$4,227,810	$4,165,186
Less: joint venture partners’ equity	(2,413,822)	(2,095,166)
Plus: excess investment/basis differences	1,547,462	1,590,821
Investment in Unconsolidated Real Estate Affiliates, net (equity method)	$3,361,450	$3,660,841
Investment in Unconsolidated Real Estate Affiliates, net (cost method)	30,483	180,000
Elimination of consolidated real estate investment interest through joint venture	(52,305)	(27,500)
Retail investment, net	16,091	16,146
Investment in Unconsolidated Real Estate Affiliates, net	3,355,719	3,829,487

Reconciliation—Investment In Unconsolidated Real Estate Affiliates:
Asset—Investment in Unconsolidated Real Estate Affiliates	$3,377,112	$3,868,993
Liability—Investment in Unconsolidated Real Estate Affiliates	(21,393)	(39,506)
Investment in Unconsolidated Real Estate Affiliates, net	$3,355,719	$3,829,487

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

 (1) The Condensed Combined Balance Sheets - Unconsolidated Real Estate Affiliates include Miami Design District as of December 31, 2017. Refer to the discussion below regarding Miami Design District.

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Condensed Combined Statements of Income—Unconsolidated Real Estate Affiliates (1)
Revenues:
Minimum rents	$1,186,646	$1,106,691	$1,011,393
Tenant recoveries	489,307	473,357	443,905
Overage rents	36,377	39,298	38,282
Condominium sales	328,237	520,360	—
Other	70,497	52,511	52,027
Total revenues	2,111,064	2,192,217	1,545,607
Expenses:
Real estate taxes	140,944	124,355	129,593
Property maintenance costs	41,550	41,132	41,619
Marketing	21,338	22,368	19,348
Other property operating costs	230,930	214,071	214,417
Condominium cost of sales	239,528	379,401	—
Provision for doubtful accounts	6,416	13,665	5,427
Property management and other costs (2)	84,446	71,499	64,084
General and administrative	2,101	3,198	10,245
Depreciation and amortization	505,387	466,715	408,537
Total expenses	1,272,640	1,336,404	893,270
Operating income	838,424	855,813	652,337
Interest income	11,054	9,505	7,070
Interest expense	(465,242)	(318,628)	(395,114)
Provision for income taxes	(1,312)	(1,278)	(996)
Equity in loss of unconsolidated joint ventures	(23,553)	(45,057)	(28,513)
Income from continuing operations	359,371	500,355	234,784
Allocation to noncontrolling interests	(103)	(128)	(64)
Net income attributable to the ventures	$359,268	$500,227	$234,720
Equity In Income of Unconsolidated Real Estate Affiliates:
Net income attributable to the ventures	$359,268	$500,227	$234,720
Joint venture partners’ share of income	(162,469)	(235,544)	(112,582)
Elimination of loss from consolidated real estate investment with interest owned through joint venture	860	1,266	—
Gain (loss) on retail investment	(3,874)	4,264	—
Amortization of capital or basis differences (3)	(41,035)	(38,598)	(48,748)
Equity in income of Unconsolidated Real Estate Affiliates	$152,750	$231,615	$73,390
________________________________________________________

(1) The Condensed Combined Statements of Income - Unconsolidated Real Estate Affiliates include income from Ala Moana Center subsequent to the formation of the joint venture on February 27, 2015, income from Fashion Show subsequent to the formation of the joint venture on July 29, 2016 and income from Miami Design District subsequent to June 1, 2017.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

(2) Includes management fees charged to the unconsolidated joint ventures by GGMI and GGSI.

(3) Includes a $3.2 million impairment charge related to our investment in a single property venture during the year ended December 31, 2015 (Note 2).

The Unconsolidated Real Estate Affiliates represent our investments in real estate joint ventures that are not consolidated. We hold interests in 22 domestic joint ventures, comprising 38 U.S. retail properties and one joint venture in Brazil. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. We account for investments in joint ventures where we own a non-controlling joint interest using either the equity method or the cost method. If we have significant influence but not control over the investment, we utilize the equity method. If we have neither control nor significant influence, we utilize the cost method. If we control the joint venture, we account for the venture as a consolidated investment.

On March 7, 2014, we formed a joint venture, AMX Partners, LLC ("AMX"), with Kahikolu Partners, LLC (“MKB”) for the purpose of constructing a luxury residential condominium tower on a site located within the Ala Moana Shopping Center. In conjunction with the closing of AMX, GGP agreed to sell the air rights above the parking podium to AMX for $50.0 million. GGP received a $50.0 million payment during the year ended December 31, 2015. AMX commenced recognizing revenues and cost of sales from the sale of condominiums using the percentage of completion method during the twelve months ended December 31, 2016.

In accordance with GAAP, sales of condominiums have been recognized using the percentage of completion method. Under this method, revenue is recognized when (1) construction is beyond a preliminary stage, (2) buyers are unable to receive refunds of down-payments except in the event of non-delivery, (3) a substantial percentage of the condominiums are under firm contracts, (4) collection of the sales price is reasonably assured and (5) sales proceeds and costs can be reasonably estimated. The revenue from condominium sales is calculated based on the percentage of completion, as determined by the construction contract costs incurred to date in relation to the total estimated construction costs. As part of the new revenue recognition guidance (Note 2), revenues from the sales of condominiums will be recognized using the completed contract method as of January 1, 2018.

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

On November 1, 2016, we acquired the other 50% interest in Riverchase Galleria through affiliates in a joint venture for a sales price of $143.5 million including the assumption of our venture partner's $110.3 million share of property level debt for the 50% interest. We now account for Riverchase Galleria as a consolidated property.

On June 1, 2017, we received an additional 7.3% of our joint venture partner's membership interests in Miami Design District in full satisfaction of two promissory notes for $57.6 million and $40.4 million, respectively, resulting in a total ownership of 22.3% (Note 14). We determined that we had significant influence over the investment subsequent to the acquisition of the additional interest, and therefore we changed our method of accounting for this joint venture from the cost method to the equity method (Note 2).

On September 19, 2017, we entered into three transactions with affiliates of Thor related to joint ventures between GGP and Thor at 218 West 57th Street, 530 Fifth Avenue and 685 Fifth Avenue. Subsequent to the transactions, we changed our method of accounting for these three joint ventures from the equity method of accounting. We now consolidate the joint ventures with our joint venture partner's share of equity included in noncontrolling interest (Note 3).

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
Unconsolidated Mortgages, Notes and Loans Payable and Retained Debt
Our proportionate share of the mortgages, notes and loans payable of the unconsolidated joint ventures was $5.1 billion as of December 31, 2017 and $5.4 billion as of December 31, 2016, including Retained Debt (as defined below). There can be no assurance that the Unconsolidated Properties will be able to refinance or restructure such debt on acceptable terms or otherwise, or that joint venture operations or contributions by us and/or our partners will be sufficient to repay such loans.

We have debt obligations in excess of our pro rata share of the debt for one of our Unconsolidated Real Estate Affiliates ("Retained Debt"). This Retained Debt represents distributed debt proceeds of the Unconsolidated Real Estate Affiliates in excess of our pro rata share of the non-recourse mortgage indebtedness. The proceeds of the Retained Debt which were distributed to us are included as a reduction in our investment in Unconsolidated Real Estate Affiliates. We had retained debt of $85.2 million at one property as of December 31, 2017, and $86.5 million as of December 31, 2016. We are obligated to contribute funds on an ongoing basis, as needed, to our Unconsolidated Real Estate Affiliates in amounts sufficient to pay debt service on such Retained Debt. If we do not contribute such funds, our distributions from such Unconsolidated Real Estate Affiliates, or our interest in, could be reduced to the extent of such deficiencies. As of December 31, 2017, we do not anticipate an inability to perform on our obligations with respect to Retained Debt.

NOTE 6 MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable and the weighted-average interest rates are summarized as follows:

	December 31, 2017(1)	Weighted-Average Interest Rate(2)	December 31, 2016 (3)	Weighted-Average Interest Rate(2)
Fixed-rate debt:
Collateralized mortgages, notes and loans payable (4)	$10,420,252	4.41%	$10,441,166	4.44%
Total fixed-rate debt	10,420,252	4.41%	10,441,166	4.44%
Variable-rate debt:
Collateralized mortgages, notes and loans payable (4)	2,418,628	3.39%	1,997,978	2.45%
Revolving credit facility	(6,421)	—	(8,726)	—%
Total variable-rate debt	2,412,207	3.39%	1,989,252	2.45%
Total Mortgages, notes and loans payable	$12,832,459	4.22%	$12,430,418	4.12%
Junior Subordinated Notes	$206,200	2.83%	$206,200	2.34%
________________________________________________________

(1)	Includes net $23.5 million of market rate adjustments and $30.3 million of deferred financing costs.

(2)	Represents the weighted-average interest rates on our principal balances, excluding the effects of deferred finance costs.

(3)	Includes net $27.8 million of market rate adjustments and $40.1 million of deferred financing costs.

(4)	$1.4 billion of the variable-rate balance is cross-collateralized.

(5)	Includes deferred financing costs, which are shown as a reduction to the debt balance. See table below for the balance excluding deferred financing costs.

Collateralized Mortgages, Notes and Loans Payable

As of December 31, 2017, $18.1 billion of land, buildings and equipment (before accumulated depreciation) and construction in progress have been pledged as collateral for our consolidated mortgages, notes and loans payable. Certain of these consolidated secured loans, representing $1.4 billion of debt, are cross-collateralized with other properties. Although a majority of the $12.8 billion of consolidated fixed and variable rate collateralized mortgages, notes and loans payable are non-recourse, $811.7 million of such mortgages, notes and loans payable are recourse to the Company as guarantees on secured financings. In addition, certain

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

mortgage loans contain other credit enhancement provisions which have been provided by GGP. Certain mortgages, notes and loans payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium, defeasance or a percentage of the loan balance.

During the year ended December 31, 2017, we paid down a $73.4 million consolidated mortgage note at one property. The prior loan had a term-to-maturity of 0.2 years and an interest rate of 5.6%. The property subsequently replaced a property that was sold during the year ended December 31, 2017 as collateral in our $1.4 billion loan secured by cross-collateralized mortgages on 14 properties. In addition, we obtained a new consolidated mortgage note at one property for $325.0 million with an interest rate of 3.98%. Finally, as a result of the three transactions with Thor (Note 3), we now consolidate a total of $450.0 million consolidated mortgage notes with an interest rates of LIBOR plus 2.75% and LIBOR plus 3.25%. Finally, we refinanced a $190.0 million consolidated mortgage note with a $110.0 million consolidated mortgage note. Both notes had an interest rate of LIBOR plus 3.25%. Additional financing activity related to draws and repayments on the corporate revolver.

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
Corporate and Other Unsecured Loans
Our revolving credit facility (the "Facility") as amended on October 30, 2015, provides for revolving loans of up to $1.1 billion. The Facility has an uncommitted accordion feature for a total facility of up to $1.5 billion. The Facility is scheduled to mature in October 2020 and is unsecured. Borrowings under the Facility bear interest at a rate equal to LIBOR plus 130 to 190 basis points or at a base rate plus 30 to 90 basis points, which is determined by the Company’s leverage level. The Facility contains certain restrictive covenants which limit material changes in the nature of our business conducted, including, but not limited to, mergers, dissolutions or liquidations, dispositions of assets, liens, incurrence of additional indebtedness, dividends, transactions with affiliates, prepayment of subordinated debt, negative pledges and changes in fiscal periods. In addition, we are required not to exceed a maximum net debt-to-value ratio, a maximum leverage ratio and a minimum net cash interest coverage ratio; we are not aware of any instances of non-compliance with such covenants as of December 31, 2017. No amount was outstanding on the Facility as of December 31, 2017 and 2016.

Junior Subordinated Notes

GGP Capital Trust I, a Delaware statutory trust (the "Trust") and a wholly-owned subsidiary of GGPN, completed a private placement of $200.0 million of trust preferred securities ("TRUPS") in 2006. The Trust also issued $6.2 million of Common Securities to GGPOP. The Trust used the proceeds from the sale of the TRUPS and Common Securities to purchase $206.2 million of floating rate Junior Subordinated Notes of GGPOP due 2036. Distributions on the TRUPS are equal to LIBOR plus 1.45%. Distributions are cumulative and accrue from the date of original issuance. The TRUPS mature on April 30, 2036, but may be redeemed beginning on April 30, 2011 if the Trust exercises its right to redeem a like amount of Junior Subordinated Notes. The Junior Subordinated Notes bear interest at LIBOR plus 1.45% and are fully recourse to the Company. We have recorded the Junior Subordinated Notes as a liability and our common equity interest in the Trust as prepaid expenses and other assets in our Consolidated Balance Sheets as of December 31, 2017 and December 31, 2016.

Letters of Credit and Surety Bonds

We had outstanding letters of credit and surety bonds of $51.3 million as of December 31, 2017 and $57.8 million as of December 31, 2016. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.

We are not aware of any instances of non-compliance with our financial covenants related to our mortgages, notes and loans payable as of December 31, 2017.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 7 INCOME TAXES

We have elected to be taxed as a REIT under the Internal Revenue Code. We intend to maintain REIT status. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our taxable ordinary income. In addition, the Company is required to meet certain asset and income tests.

As a REIT, we will generally not be subject to corporate level Federal income tax on taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income or property, and to Federal income and excise taxes on our undistributed taxable income and capital gains. We are currently statutorily open to audit by the Internal Revenue Service for the years ended December 31, 2014 through 2017 and are statutorily open to audit by state taxing authorities for the years ended December 31, 2013 through 2017. We have one TRS that has extended the statute of limitations for the year ended December 31, 2013 until September 30, 2018 for purposes of reviewing a carryback claim.

The provision for (benefit from) income taxes for the years ended December 31, 2017, 2016, and 2015 are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Current	$8,658	$804	$3,134
Deferred	(19,554)	97	(41,468)
Total	(10,896)	901	(38,334)

Realization of a deferred tax benefit is dependent upon generating sufficient taxable income in future periods. The company has $81.6 million of state loss carryforwards that are currently scheduled to expire in subsequent years through 2037.

Each TRS and certain REIT entities subject to state income taxes are tax paying components for purposes of classifying deferred tax assets and liabilities. Net deferred tax assets (liabilities) are summarized as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Total deferred tax assets	$29,801	$22,090	$34,870
Valuation allowance	(8,740)	(15,147)	(15,127)
Net deferred tax assets	21,061	6,943	19,743
Total deferred tax liabilities	(2,428)	(3,843)	(1,289)
Net deferred tax assets (liabilities)	$18,633	$3,100	$18,454

Due to the uncertainty of the realization of certain tax carryforwards, we have established valuation allowances on those deferred tax assets that we do not reasonably expect to realize. Deferred tax assets that we believe have only a remote possibility of realization have not been recorded.

The tax effects of temporary differences and carryforwards included in the net deferred tax assets (liabilities) as of December 31, 2017, December 31, 2016 and December 31, 2015 are summarized as follows:

	December 31, 2017(1)	December 31, 2016	December 31, 2015
Operating loss and tax credit carryforwards (2)	$47,577	$42,496	$18,541
Other TRS property, primarily differences in basis of assets and liabilities	(20,204)	(24,249)	15,040
Valuation allowance	(8,740)	(15,147)	(15,127)
Net deferred tax assets (liabilities)	$18,633	$3,100	$18,454
________________________________________________________

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

(1)	Due to the changes in the Tax Cuts and Jobs Act, the deferred tax assets and liabilities including the valuation allowances were revalued as of December 31, 2017 using the new corporate tax rate.

(2)	Includes solar and other tax credits of $33.6 million, $20.6 million and $4.1 million as of December 31, 2017, December 31, 2016 and December 31, 2015, respectively.

We have no unrecognized tax benefits recorded pursuant to uncertain tax positions as of December 31, 2017 and December 31, 2016. Uncertain tax positions of $6.1 million as of December 31, 2014, excluding interest, were recognized in 2015 upon the expiration of the statute of limitations.

NOTE 8 WARRANTS

As of December 31, 2016, Brookfield and certain parties who were previously members of a Brookfield investor consortium owned 73,930,000 warrants (the “Warrants”) to purchase common stock of GGP with an initial weighted average exercise price of $10.70. Each Warrant was fully vested upon issuance, had a term of seven years and expired on November 9, 2017. Below is a summary of Warrants that were originally issued.

Warrant Holder	Number of Warrants	Initial Exercise Price
Brookfield - A	57,500,000	$10.75
Brookfield - B	16,430,000	10.50
	73,930,000

The exercise prices of the Warrants were subject to adjustment for future dividends, stock dividends, distribution of assets, stock splits or reverse splits of our common stock or certain other events. In accordance with the agreement, these calculations adjusted both the exercise price and the number of shares issuable for the originally issued 73,930,000 Warrants. During 2016 and 2017, the number of shares issuable upon exercise of the outstanding Warrants changed as follows:

		Exercise Price
Record Date	Issuable Shares	Brookfield - A	Brookfield - B
April 15, 2016	90,288,964	$8.80	$8.60
July 15, 2016	90,865,607	8.75	8.54
October 14, 2016	91,553,142	8.68	8.48
December 15, 2016	92,344,178	8.61	8.41
December 27, 2016	93,268,285	8.52	8.32
April 13, 2017	94,170,214	8.44	8.24
July 13, 2017	95,057,357	8.36	8.17
October 13, 2017	17,942,385	8.27	8.08
The warrant holders had the option for 57,500,000 Warrants to either full share settle (i.e. deliver cash for the exercise price of the Warrants) or net share settle at the option of the holder. The remaining 16,430,000 Warrants had to be net share settled. As of December 31, 2017, no Warrants remained outstanding.

During 2017, 83,866,187 shares of the Company's common stock were issued to Brookfield, Abu Dhabi Investment Authority and Future Fund Board of Guardians for exercised Warrants. As of December 31, 2017, no Warrants remained outstanding. Refer to the following paragraphs for details pertaining to each transaction.

On October 6, 2017, Brookfield exercised Warrants to purchase shares of our common stock, par value $0.01 per share, using a combination of the net share settlement method and the full physical settlement method. On October 6, 2017, the Warrants exercised by Brookfield were settled in accordance with the terms of the Warrant agreement. 55,296,573 shares of common stock were issued to Brookfield for an aggregate of $462.4 million in cash and 13,523,695 shares of common stock were issued to Brookfield under net share settlement at a price of $21.21 per share.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

On October 25, 2017, Abu Dhabi Investment Authority ("ADIA") exercised 5,549,327 warrants to purchase common stock, par value $0.01 per share, using the net share settlement method. On October 30, 2017, the Warrants exercised by ADIA were settled in accordance with the terms of the Warrant Agreement and 4,314,330 shares of common stock were issued to ADIA. The Company withheld 2,896,465 shares of common stock, valued at the closing price for the common stock on October 25, 2017 of $20.60, to satisfy the aggregate exercise price.

On November 2, 2017, The Northern Trust Company as custodian for the Future Fund Board of Guardians exercised 8,258,881 Warrants to purchase common stock, par value $0.01 per share, using the full share settlement method. On November 7, 2017, the Warrants exercised by Future Fund were settled in accordance with the terms of the Warrant Agreement and 10,731,589 shares of common stock were issued to Future Fund for an aggregate of $88.8 million in cash.

NOTE 9 RENTALS UNDER OPERATING LEASES

We receive rental income from the leasing of retail and other space under operating leases. The minimum future rentals based on operating leases of our Consolidated Properties as of December 31, 2017 are as follows:

Year	Amount
2018	$1,290,268
2019	1,168,471
2020	1,053,017
2021	936,655
2022	810,624
Subsequent	2,651,658
$7,910,693

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

NOTE 10 EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

Allocation to Noncontrolling Interests

Noncontrolling interests consists of the redeemable interests related to GGPOP Common, Preferred, and LTIP Units and the noncontrolling interest in our consolidated joint ventures. The following table reflects the activity included in the allocation to noncontrolling interests.

	Year Ended December 31,
	2017	2016	2015
Distributions to preferred Operating Partnership units	$(1,867)	$(8,680)	$(8,884)
Net income allocation to noncontrolling interests in operating partnership from continuing operations (common units)	(4,830)	(7,051)	(7,466)
Net income allocation to noncontrolling interests in operating partnership from continuing operations (LTIP units)	(1,502)	(2,920)	(2,524)
Net income allocated to noncontrolling interest in consolidated real estate affiliates	(1,340)	(1,255)	(161)
Allocation to noncontrolling interests	(9,539)	(19,906)	(19,035)
Other comprehensive loss (income) allocated to noncontrolling interests	89	2	233
Comprehensive income allocated to noncontrolling interests	$(9,450)	$(19,904)	$(18,802)

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Noncontrolling Interests

The noncontrolling interest related to the Common, Preferred, and LTIP Units of GGPOP are presented either as redeemable noncontrolling interests in mezzanine equity or as noncontrolling interests in our permanent equity on our Consolidated Balance Sheets. Classification as redeemable or permanent equity is considered on a tranche-by-tranche basis and is dependent on whether we could be required, under certain events outside of our control, to redeem the securities for cash by the holders of the securities. Those tranches for which we could be required to redeem the security for cash are included in redeemable equity. If we control the decision to redeem the securities for cash, the securities are classified as permanent equity.

The redeemable Common and Preferred Units of GGPOP are recorded at the greater of the carrying amount adjusted for the noncontrolling interest's share of the allocation of income or loss (and its share of other comprehensive income or loss) and dividends or their redemption value (i.e. fair value) as of each measurement date. The excess of the fair value over the carrying amount from period to period is recorded within additional paid-in capital in our Consolidated Balance Sheets. Allocation to noncontrolling interests is presented as an adjustment to net income to arrive at net income (loss) attributable to GGP Inc

The common redeemable noncontrolling interests have been recorded at fair value for all periods presented. One tranche of preferred redeemable noncontrolling interests has been recorded at fair value, while the other tranches of preferred redeemable noncontrolling interests have been recorded at carrying value.

Generally, the holders of the Common Units share in any distributions by GGPOP with our common stockholders. However, the GGPOP operating partnership agreement permits distributions solely to GGP if such distributions were required to allow GGP to comply with the REIT distribution requirements or to avoid the imposition of excise tax. Under certain circumstances, the conversion rate for each Common Unit is required to be adjusted to give effect to stock distributions. If the holders had requested redemption of the Common and Preferred Units as of December 31, 2017, the aggregate amount of cash we would have paid would have been $195.9 million and $52.3 million, respectively.

GGPOP issued Preferred Units that are, or were, convertible into Common Units of GGPOP at the rates below (subject to adjustment). The holder may convert the Series D and Series E Preferred Units into Common Units of GGPOP at any time, subject to certain restrictions. The Common Units are convertible into common stock at approximately a one-to-one ratio at the current stock price.

	Number of Common Units for each Preferred Unit	Number of Contractual Convertible Preferred Units Outstanding as of	Converted Basis to Common Units Outstanding as of	Conversion Price	Redemption Value
		December 31, 2017	December 31, 2017
Series B (1)	3.00000	10	—	$16.66670	486
Series D	1.50821	533	835	33.15188	26,637
Series E	1.29836	503	679	38.51000	25,133
					$52,256
_____________________________________________________

(1)	As of July 10, 2017, the Series B preferred unit conversion option expired and now has a fixed cash liquidation value of $50 per unit.

The following table reflects the activity of the redeemable noncontrolling interests for the years ended December 31, 2017, 2016, and 2015.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Balance at January 1, 2015	$299,296
Net income	7,466
Distributions	(4,258)
Redemption of operating partnership units	(805)
Other comprehensive income	(233)
Fair value adjustment for noncontrolling interests in Operating Partnership	(13,839)
Balance at December 31, 2015	$287,627
Balance at January 1, 2016	287,627
Net income	7,051
Distributions	(5,449)
Redemption of operating partnership units	(2,120)
Preferred Unit Redemption to Common Stock	(3,205)
Other comprehensive income	(2)
Fair value adjustment for noncontrolling interests in Operating Partnership	(21,175)
Balance at December 31, 2016	$262,727
Balance at January 1, 2017	$262,727
Net income	4,830
Distributions	(6,573)
Redemption of operating partnership units	(651)
Other comprehensive income	(89)
Fair value adjustment for noncontrolling interests in Operating Partnership	(12,118)
Balance at December 31, 2017	$248,126

Common Stock Dividend and Purchase of Common Stock

Our Board of Directors declared common stock dividends during 2017 and 2016 as follows:

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Declaration Date	Record Date	Payment Date	Dividend Per Share
2018
February 7	April 13, 2018	April 30, 2018	$0.22
2017
October 31	December 15, 2017	January 5, 2018	$0.22
August 2	October 13, 2017	October 31, 2017	0.22
May 1	July 13, 2017	July 28, 2017	0.22
January 30	April 13, 2017	April 28, 2017	0.22
2016
December 13	December 27, 2016	January 27, 2017	$0.26
October 31	December 15, 2016	January 6, 2017	0.22
August 1	October 14, 2016	October 31, 2016	0.20
May 2	July 15, 2016	July 29, 2016	0.19
February 1	April 15, 2016	April 29, 2016	0.19

Distributions paid on our common stock and their tax status, as sent to our shareholders, is presented in the following table. The tax status of GGP distributions in 2017, 2016, and 2015 may not be indicative of future periods.

	Year Ended December 31,
	2017	2016	2015
Ordinary income	$0.861	$0.685	$0.752
Capital gain distributions	—	0.300	—
Distributions per share	$0.861	$0.985	$0.752

Our Dividend Reinvestment Plan ("DRIP") provides eligible holders of GGP's common stock with a convenient method of increasing their investment in the Company by reinvesting all or a portion of cash dividends in additional shares of common stock. Eligible stockholders who enroll in the DRIP on or before the fourth business day preceding the record date for a dividend payment will be able to have that dividend reinvested. As a result of the DRIP elections, 43,732 shares were issued during the year ended December 31, 2017 and 32,381 shares were issued during the year ended December 31, 2016.

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

Our Board of Directors declared preferred stock dividends during 2017 and 2016 as follows:

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Declaration Date	Record Date	Payment Date	Dividend Per Share

February 7	March 15, 2018	April 2, 2018	$0.3984
2017
October 31	December 15, 2017	January 2, 2018	$0.3984
August 2	September 15, 2017	October 2, 2017	0.3984
May 1	June 15, 2017	July 3, 2017	0.3984
January 30	March 15, 2017	April 3, 2017	0.3984
2016
October 31	December 15, 2016	January 3, 2017	$0.3984
August 1	September 15, 2016	October 3, 2016	0.3984
May 2	June 15, 2016	July 1, 2016	0.3984
February 1	March 15, 2016	April 1, 2016	0.3984

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 11 EARNINGS PER SHARE

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
Information related to our EPS calculations is summarized as follows:

	Year Ended December 31,
	2017	2016	2015
Numerators—Basic:
Net income	666,873	1,308,273	1,393,596
Preferred Stock dividend	(15,936)	(15,935)	(15,937)
Allocation to noncontrolling interests	(9,539)	(19,906)	(19,035)
Net income attributable to common stockholders	$641,398	$1,272,432	$1,358,624
Numerators—Diluted:
Net income attributable to common stockholders	$641,398	$1,272,432	$1,358,624
Diluted net income attributable to common stockholders	$641,398	$1,272,432	$1,358,624
Denominators:
Weighted-average number of common shares outstanding—basic	897,156	884,029	884,676
Effect of dilutive securities	50,403	68,304	66,386
Weighted-average number of common shares outstanding—diluted	947,559	952,333	951,062
Anti-dilutive Securities:
Effect of Preferred Units	1,514	5,209	5,415
Effect of Common Units	6,592	4,782	4,783
Effect of LTIP Units	1,836	1,767	1,609
	9,942	11,758	11,807

Options were dilutive for the years ended December 31, 2017, 2016 and 2015 and are included in the denominator of EPS. Warrants were dilutive for the years ended December 31, 2017, 2016 and 2015 and are included in the denominator of EPS.

Outstanding Common Units and LTIP Units have also been excluded from the diluted earnings per share calculation because including such units would also require that the share of GGPOP income attributable to such units be added back to net income therefore resulting in no effect on EPS. Outstanding Preferred Units have been excluded from the diluted EPS calculation for all periods presented because including the Preferred Units would also require that the Preferred Units dividend be added back to the net income, resulting in anti-dilution. During the year ended December 31, 2017, Brookfield, Abu Dhabi Investment Authority and Future Fund Board of Guardians exercised Warrants for 83,866,187 shares of common stock using both full and net share settlement.

During the year ended December 31, 2015 GGP repurchased 4,324,489 shares of its common stock for $109.5 million. Of the shares repurchased, 270,869 had not been canceled as of December 31, 2015. As a result, these shares are presented as common stock in treasury, at cost on our Consolidated Balance Sheets. Accordingly, these shares have been excluded from the calculation of EPS.

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

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

During the year ended December 31, 2017 GGP repurchased 12,650,991 shares of its common stock for $273.7 million. As a result, these shares are presented as common stock in treasury, at cost on our Consolidated Balance Sheets. Accordingly, these shares have been excluded from the calculation of EPS.

NOTE 12 STOCK-BASED COMPENSATION PLANS
Incentive Stock Plans
The GGP Inc. 2010 Equity Plan (the "Equity Plan") reserved for issuance of 4% of outstanding shares on a fully diluted basis. The Equity Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation (collectively, "the Awards"). Directors, officers and other employees of GGP's and its subsidiaries and affiliates are eligible for Awards. The Equity Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended. No participant may be granted more than 4,000,000 shares, or the equivalent dollar value of such shares, in any year. Options granted under the Equity Plan will be designated as either nonqualified stock options or incentive stock options. An option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. The exercise price of an option may not be less than the fair value of a share of GGP's common stock on the date of grant. The term of each option will be determined prior to the date of grant, but may not exceed 10 years.
Stock Options
Stock options under the Equity Plan generally vest in 25% increments annually from one year from the grant date (subject to certain exceptions in the case of retirement). Options under certain previous equity plans were replaced under the Equity Plan with options, fully vested, in GGP common stock.
The following tables summarize stock option activity for the Equity Plan for GGP for the years ended December 31, 2017, 2016 and 2015:

	2017		2016		2015
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price (2)	Shares	Weighted Average Exercise Price (2)
Stock options Outstanding at January 1,	15,277,189	$17.90	18,162,700	$17.34	19,744,224	$17.18
Granted (1)	—	—	247,592	20.81	267,253	28.86
Exercised	(690,969)	18.00	(2,886,986)	14.45	(1,374,512)	16.54
Forfeited	(153,822)	22.47	(230,509)	19.94	(460,588)	19.78
Expired	(5,295)	28.86	(15,608)	17.73	(13,677)	17.17
Stock options Outstanding at December 31,	14,427,103	$17.84	15,277,189	$17.90	18,162,700	$17.34
(1) Included in 2016 grants are 156,331 units related to additional grants required as a result of antidilution provisions triggered by our 2016 distribution of a special dividend declared on December 13, 2016 (Note 10).

(2) Changes to prior year weighted average exercise price is due to adjustment of the strike price for the special dividend issued in 2016.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price
$8.00 - $12.00	1,010,350	2.83	$9.60	1,010,350	2.83	$9.60
$13.00 - $17.00	3,829,926	3.30	14.53	3,829,926	3.30	14.53
$18.00 - $23.00	9,339,190	5.16	19.82	8,490,390	5.17	19.89
$24.00 - $30.00	247,637	6.39	$28.24	129,496	5.58	$28.32
Total	14,427,103	4.53	$17.84	13,460,162	4.47	$17.68
Intrinsic value ($23.39 stock price as of December 31, 2017)	$80,022			$76,902

There were no stock options granted in 2017. The weighted-average fair value of stock options as of the grant date was $4.52 for stock options granted during the year ended December 31, 2016, excluding 156,331 of special dividend shares granted during 2016 as a result of antidilution provisions that were triggered by a special dividend distribution. The intrinsic value of stock options exercised during the year was $3.9 million, $42.1 million, and $22.9 million for the year ended December 31, 2017, December 31, 2016, and December 31, 2015, respectively.
Restricted Stock
Pursuant to the Equity Plan, GGP made restricted stock grants to certain employees and non-employee directors. The vesting terms of these grants are specific to the individual grant. The vesting terms varied in that a portion of the shares vested either immediately or on the first anniversary and the remainder vested in the equal annual amounts over the next two to five years. Participating employees were required to remain employed for vesting to occur (subject to certain exceptions in the case of retirement). Shares that did not vest were forfeited. Dividends are paid on restricted stock and are not returnable, even if the underlying stock does not ultimately vest. The following table summarizes restricted stock activity for the respective grant year ended December 31, 2017, December 31, 2016 and December 31, 2015:

	2017		2016		2015
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock grants outstanding as of beginning of period	453,596	$27.16	206,219	$29.16	104,142	$14.79
Granted	771,960	24.77	329,326	26.20	253,886	29.12
Vested	(174,806)	26.76	(71,570)	28.48	(114,563)	16.75
Canceled	(68,221)	26.24	(10,379)	27.28	(37,246)	26.86
Nonvested restricted stock grants outstanding as of end of period	982,529	$25.42	453,596	$27.16	206,219	$29.16

The weighted average remaining contractual term of nonvested awards as of December 31, 2017 was 2.7 years. The fair value of shares vested during the year was $4.7 million, $2.0 million, and $3.0 million for the year ended December 31, 2017, December 31, 2016, and December 31, 2015, respectively.
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

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

The following table summarizes LTIP Unit activity for the Equity Plan for GGP for the years ended December 31, 2016 and December 31, 2015:

	2017		2016		2015
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value (2)
LTIP Units Outstanding at January 1,	3,775,802	$27.40	1,724,747	$29.32	—	$—
Granted (1)	122,547	25.40	2,089,917	25.84	1,758,396	29.32
Exercised	(92,880)	29.15	—	—	—	—
Forfeited	(25,565)	27.69	(38,862)	28.95	(33,649)	29.04
Expired	—	—	—	—	—	—
LTIP Units Outstanding at December 31,	3,779,904	$27.29	3,775,802	$27.40	1,724,747	$29.32

(1)
Included in 2016 grants are 19,064 units related to additional grants required as a result of antidilution provisions triggered by our 2016 distribution of a special dividend declared on December 13, 2016 (Note 10).

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

The following table summarizes performance restricted stock and LTIP Unit activity for the respective grant years ended December 31, 2017 and December 31, 2016:

	2017		2016
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested performance grants outstanding as of beginning of period	593,200	$26.07	—	$—
Granted	554,264	25.11	593,200	26.07
Vested			—	—
Canceled	(72,869)	25.82	—	—
Nonvested performance grants outstanding as of end of period	1,074,595	$25.59	593,200	$26.07

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

Other Required Disclosures
Historical data, such as the past performance of our common stock and the length of service by employees, is used to estimate expected life of the stock options, restricted stock, and LTIP Units and represents the period of time the options or grants are expected to be outstanding. The weighted average estimated values of options granted were based on the following assumptions:

	Year Ended December 31,
	2017	2016	2015
Risk-free interest rate(*)	2.45%	1.52%	1.75%
Dividend yield(*)	3.47%	3.07%	2.33%
Expected volatility	40.00%	25.00%	25.00%
Expected life (in years)	6.25	6.25	6.25
________________________________________________________

(*) Weighted average

Compensation expense related to stock-based compensation plans is summarized in the following table:

	Year Ended December 31,
	2017	2016	2015
Stock options—Property management and other costs	$3,366	$5,833	$7,103
Stock options—General and administrative	7,732	10,448	11,006
Restricted stock—Property management and other costs	5,787	2,860	2,853
Restricted stock—General and administrative	3,357	635	603
LTIP Units—Property management and other costs	1,366	1,346	1,046
LTIP Units—General and administrative	18,621	14,804	10,002
Total	$40,229	$35,926	$32,613

Unrecognized compensation expense as of December 31, 2017 is as follows:

Year	Amount
2018	$25,369
2019	16,756
2020	5,268
2021	419
47,812

These amounts may be impacted by future grants, changes in forfeiture estimates or vesting terms, and actual forfeiture rates which differ from estimated forfeitures.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share amounts)

NOTE 13  ACCOUNTS RECEIVABLE

The following table summarizes the significant components of accounts receivable, net.

	December 31, 2017	December 31, 2016
Trade receivables	$109,968	$107,107
Short-term tenant receivables	4,776	1,414
Straight-line rent receivable	233,630	227,859
Other accounts receivable	5,165	3,699
Total accounts receivable	353,539	340,079
Provision for doubtful accounts	(19,458)	(17,883)
Total accounts receivable, net	$334,081	$322,196

NOTE 14  NOTES RECEIVABLE

The following table summarizes the significant components of notes receivable, net.

	December 31, 2017	December 31, 2016
Notes receivable	$404,129	$665,289
Accrued interest	13,429	13,207
Total notes receivable	417,558	678,496

As a result of the transactions described in Note 3, 530 Fifth Avenue and 685 Fifth Avenue are now consolidated. Therefore, the $151.3 million and $48.1 million notes receivable due from our joint venture partner related to the properties at 685 Fifth Avenue and 530 Fifth Avenue, respectively, are presented in the balance sheet as a component of noncontrolling interests in consolidated real estate affiliates. Additionally, the $53.0 million mezzanine loan provided to the 218 W. 57th Street joint venture is eliminated as part of the consolidation of the properties. These amounts appear to reduce the notes receivable balance as of December 31, 2017.

On July 12, 2017, we entered into a promissory note with our joint venture GS Portfolio Holdings II, LLC ("GSPHII"), in which we lent GSPHII $127.4 million that bears interest at 6.6% per annum from July 12, 2017 to December 31, 2017, and 6.3% from January 1, 2018 to December 31, 2018. Interest payments occur a month in arrears, commencing on the first day of the second calendar month with a final payment on the maturity date. The note is collateralized by GSPHII's interest in four anchor boxes (Note 3).

On May 23, 2017, we entered into a promissory note with our joint venture partner, Bayside Equities, LLC ("Bayside Equities"), a subsidiary of AHC, in which we lent Bayside Equities $19.1 million that bears interest at 12.2% per annum. The note is collateralized by Bayside Equities' economic interest in Riverchase Galleria and the Tysons Galleria anchor box.

On July 29, 2016, we settled a note receivable in the net amount of $78.9 million issued to Rique Empreendimentos e Participacoes Ltda. ("Rique") in exchange for approximately 18.3 million shares in Aliansce Shopping Centers, S.A. ("Aliansce"), resulting in an 11.3% ownership in Aliansce. On September 29, 2016, we sold the 18.3 million shares in Aliansce to the Canada Pension Plan Investment Board for a sales price of $84.9 million. The note receivable was issued in conjunction with our sale of Aliansce to Rique and Canada Pension Plan Investment Board on September 30, 2013. The note receivable was denominated in Brazilian Reais, bore interest at an effective interest rate of approximately 14%, was collateralized by shares of common stock in Aliansce, and required annual principal and interest payments over the term. During the year ended 2016, we determined, based on current information and events, that it was probable that we would be unable to collect all amounts due according to the contractual terms of the receivable. As the note receivable was a collateral dependent loan, we estimated the provision for loss based on the fair value of the market price of the Aliansce shares which served as the collateral for the loan. We recognized a $29.6 million loss on the note recorded in the provision for loan loss on the Consolidated Statements of Operations and Comprehensive Income based

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

on the value of the collateral and included accrued interest of $7.5 million in the provision for loan loss. We recognized the impact of changes in the exchange rate on the note receivable as gain or loss on foreign currency in our Consolidated Statements of Operations and Comprehensive Income.

On November 11, 2015, we entered into a promissory note with our joint venture partner, Ashkenazy Holding Co., LLC ("AHC"), in which we lent AHC $57.6 million that bears interest at 8% per annum. The note was collateralized by AHC's equity in Miami Design District Associates, which is part of the AACMDD Group, LLC joint venture ("AACMDD"). On November 18, 2016, the maturity date of the note was amended to November 15, 2019. On June 1, 2017, AHC conveyed the collateral of the note in full satisfaction of the receivable and $2.6 million in accrued interest.

On September 17, 2015, we entered into a promissory note with our joint venture partner, AHC, in which we lent AHC $40.4 million that bears interest at 6% per annum. The note was collateralized by AHC's equity in Miami Design District Associates, which is part of AACMDD. On November 18, 2016, the maturity date of the note was amended to September 17, 2019. On June 1, 2017, AHC conveyed the collateral of the note in full satisfaction of the receivable and $1.1 million in accrued interest.

The two AHC promissory notes discussed above were collectively collateralized by 7.3% of our joint venture partner's membership interests in Miami Design District.

On June 30, 2015, we entered into a promissory note with our joint venture partner MKB (defined in Note 5), in which we would lend MKB up to $80 million for capital calls after an initial contribution of $80 million by MKB and until the joint venture secured construction financing. This loan bears interest at LIBOR plus 6% and is secured by MKB's partnership interest in AMX, which is constructing a luxury residential condominium tower on a site located within the Ala Moana Shopping Center. On August 2, 2017 the outstanding note balance of $17.1 million was paid off. Construction financing closed during the third quarter of 2015.

Notes receivable includes $204.3 million of notes receivable from our joint venture partners related to the acquisition of 730 Fifth Avenue in New York, New York. The first note was issued for $104.3 million to our joint venture partner in the retail portion and bears interest at 8.0% compounded annually and matures on February 12, 2025. The second note was issued for $100.0 million to the joint venture partner acquiring the office portion of the property and bears interest at 8.0% subject to terms and conditions in the loan agreement and matures on April 17, 2025. As of December 31, 2017, there was $157.8 million and $80.0 million outstanding on these loans, respectively.

NOTE 15 PREPAID EXPENSES AND OTHER ASSETS
 The following table summarizes the significant components of prepaid expenses and other assets.

	December 31, 2017			December 31, 2016
	Gross Asset	Accumulated Amortization	Balance	Gross Asset	Accumulated Amortization	Balance
Intangible assets:
Above-market tenant leases, net	$411,789	$(313,228)	$98,561	$512,802	$(368,900)	$143,902
Below-market ground leases, net	118,994	(14,870)	104,124	118,994	(12,788)	106,206
Real estate tax stabilization agreement, net	111,506	(45,081)	66,425	111,506	(38,769)	72,737
Total intangible assets	$642,289	$(373,179)	$269,110	$743,302	$(420,457)	$322,845
Remaining Prepaid expenses and other assets:
Restricted Cash			67,335			56,948
Security and escrow deposits			2,308			2,107
Prepaid expenses			54,987			46,709
Other non-tenant receivables			31,265			34,677
Deferred tax, net of valuation allowances			21,061			6,943
Other			69,790			36,292
Total remaining Prepaid expenses and other assets			246,746			183,676
Total Prepaid expenses and other assets			$515,856			$506,521

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 16 ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table summarizes the significant components of accounts payable and accrued expenses.

	December 31, 2017			December 31, 2016
	Gross Liability	Accumulated Accretion	Balance	Gross Liability	Accumulated Accretion	Balance
Intangible liabilities:
Below-market tenant leases, net	$348,984	$(162,228)	$186,756	$267,048	$(172,210)	$94,838
Above-market headquarters office leases, net	4,342	(3,860)	482	15,268	(10,346)	4,922
Above-market ground leases, net	9,880	(2,648)	7,232	9,127	(2,258)	6,869
Total intangible liabilities	$363,206	$(168,736)	$194,470	$291,443	$(184,814)	$106,629
Remaining Accounts payable and accrued expenses:
Accrued interest			43,874			47,821
Accounts payable and accrued expenses			77,405			87,485
Accrued real estate taxes			78,213			87,313
Deferred gains/income			90,379			91,720
Accrued payroll and other employee liabilities			54,520			57,721
Construction payable			221,172			115,077
Tenant and other deposits			32,106			15,061
Insurance reserve liability			12,035			14,184
Capital lease obligations			5,385			5,386
Conditional asset retirement obligation liability			6,149			5,327
Other (1)			103,724			21,638
Total remaining Accounts payable and accrued expenses			724,962			548,733
Total Accounts payable and accrued expenses			$919,432			$655,362
________________________________________________________

(1) December 31, 2017 includes special rights related to Seritage (Note 3).

NOTE 17 ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Net unrealized gains on financial instruments	$116	$104
Foreign currency translation	(72,022)	(70,560)
Accumulated other comprehensive loss	$(71,906)	$(70,456)

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

	Year Ended December 31,
	2017	2016	2015
Contractual rent expense, including participation rent	$8,561	$8,589	$8,546
Contractual rent expense, including participation rent and excluding amortization of above and below-market ground leases and straight-line rent	6,304	6,278	6,183

See Note 7 and Note 18 for our obligations related to uncertain tax positions and for disclosure of additional contingencies.
The following table summarizes the contractual maturities of our long-term commitments. Long-term debt and ground leases include the related acquisition accounting fair value adjustments:

	2018	2019	2020	2021	2022	Subsequent/ Other	Total
Mortgages, notes and loans payable	$497,142	$1,397,736	$1,647,378	$2,942,490	$1,399,241	$4,948,472	$12,832,459
Retained debt-principal	1,817	1,919	81,466		—	—	85,202
Purchase obligations	227,923	—	—	—	—	—	227,923
Ground lease payments	6,698	6,790	6,972	7,025	7,036	234,312	268,833
Junior Subordinated Notes(1)	—	—	—	—	—	206,200	206,200
Total	$733,580	$1,406,445	$1,735,816	$2,949,515	$1,406,277	$5,388,984	$13,620,617
_________________________________________________________

(1)
The $206.2 million of Junior Subordinated Notes are due in 2036, but may be redeemed any time after April 30, 2011. As we do not expect to redeem the notes prior to maturity, they are included in the consolidated debt maturing subsequent to 2022.

NOTE 20 SUBSEQUENT EVENTS

Subsequent to December 31, 2017, no events occurred that require recognition or disclosure in the consolidated financial statements, except as recognized or disclosed previously.

GGP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except per share amounts)

NOTE 21 QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
Quarterly data for the year ended December 31, 2017 and 2016 is summarized in the table below. In Q1 2016, Q2 2016 and Q3 2016 they include the impact of provisions for impairment (Note 2). In each quarter of 2016, Q2 2017, Q3 2017 and Q4 2017, the adjustments include gains from changes in control of investment properties in continuing operations. In each quarter of 2016 and Q4 2017, the adjustments include gains on investment in Unconsolidated Real Estate Affiliates (Note 3).

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$566,332	$555,796	$578,357	$627,375
Operating income	192,869	182,793	218,306	244,291
Income from continuing operations	110,369	128,318	226,272	201,914
Net income attributable to common shareholders	103,176	121,879	218,729	197,614

Basic Earnings Per Share	0.12	0.14	0.25	0.21
Diluted Earnings Per Share	0.11	0.13	0.23	0.21
Dividends declared per share	0.22	0.22	0.22	0.22

Weighted-average shares outstanding:
Basic	884,505	882,255	878,663	942,766
Diluted	949,516	945,325	940,184	954,947

	2016
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$607,032	$574,586	$554,493	$610,335
Operating income	173,980	216,035	153,417	256,818
Income from continuing operations	195,337	189,901	681,748	241,284
Net income attributable to common shareholders	187,796	181,962	670,194	232,476

Basic Earnings Per Share	0.21	0.21	0.76	0.26
Diluted Earnings Per Share	0.20	0.19	0.70	0.24
Dividends declared per share	0.19	0.19	0.20	0.48

Weighted-average shares outstanding:
Basic	882,673	883,381	885,092	884,948
Diluted	950,154	952,290	955,856	950,301

GGP INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2017
(Dollars in thousands)

			Acquisition Cost(b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period(c)					Life Upon Which Latest Statement of Operation is Computed
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired
200 LaFayette	New York, NY	33,000	29,750	90,674	(9,678)	(60,874)	20,072	29,800	49,872	3,934	April, 2015	(d)
218 W 57th Street	New York, NY	53,000	66,978	37,022	—	37	66,978	37,059	104,037	203	September, 2017	(d)
530 5th Avenue	New York, NY	132,122	289,494	99,481	—	5,972	289,494	105,453	394,947	1,645	September, 2017	(d)
605 North Michigan Avenue	Chicago, IL	—	50,980	90,634	—	—	50,980	90,634	141,614	3,371	December, 2016	(d)
685 Fifth Avenue	New York, NY	340,000	549,756	117,780	—	725	549,756	118,505	668,261	1,837	September, 2017	(d)
830 North Michigan Avenue	Chicago, IL	84,841	33,200	123,553	15,298	9,071	48,498	132,624	181,122	16,488	October, 2013	(d)
Apache Mall	Rochester, MN	—	17,738	116,663	8,043	15,767	25,781	132,430	158,211	30,638	November, 2010	(d)
Augusta Mall	Augusta, GA	169,795	25,450	137,376	—	9,086	25,450	146,462	171,912	36,525	November, 2010	(d)
Baybrook Mall	Friendswood, TX	250,214	76,527	288,241	(1,091)	9,066	75,436	297,307	372,743	57,441	November, 2010	(d)
Beachwood Place	Beachwood, OH	216,640	59,156	196,205	7,354	46,789	66,510	242,994	309,504	40,055	November, 2010	(d)
Bellis Fair	Bellingham, WA	84,902	14,122	102,033	—	29,042	14,122	131,075	145,197	27,406	November, 2010	(d)
Boise Towne Square	Boise, ID	143,816	44,182	163,118	—	10,037	44,182	173,155	217,337	35,880	November, 2010	(d)
Brass Mill Center	Waterbury, CT	65,840	31,496	99,107	—	15,877	31,496	114,984	146,480	27,644	November, 2010	(d)
Coastland Center	Naples, FL	116,732	24,470	166,038	—	3,084	24,470	169,122	193,592	32,254	November, 2010	(d)
Columbia Mall	Columbia, MO	—	7,943	107,969	(154)	23	7,789	107,992	115,781	19,609	November, 2010	(d)
Columbiana Centre	Columbia, SC	123,115	22,178	125,061	—	6,447	22,178	131,508	153,686	25,625	November, 2010	(d)
Coral Ridge Mall	Coralville, IA	108,948	20,178	134,515	2,219	22,805	22,397	157,320	179,717	29,785	November, 2010	(d)
Coronado Center	Albuquerque, NM	185,515	28,312	153,526	9,328	91,706	37,640	245,232	282,872	42,879	November, 2010	(d)
Crossroads Center	St. Cloud, MN	96,749	15,499	103,077	—	7,201	15,499	110,278	125,777	21,625	November, 2010	(d)
Cumberland Mall	Atlanta, GA	159,805	36,913	138,795	(309)	17,625	36,604	156,420	193,024	34,067	November, 2010	(d)
Deerbrook Mall	Humble, TX	137,830	36,761	133,448	—	17,900	36,761	151,348	188,109	28,284	November, 2010	(d)
Eastridge Mall	Casper, WY	42,822	5,484	36,756	—	9,181	5,484	45,937	51,421	15,749	November, 2010	(d)
Fashion Place	Murray, UT	226,441	24,068	232,456	2,079	70,863	26,147	303,319	329,466	53,164	November, 2010	(d)
Four Seasons Town Centre	Greensboro, NC	30,892	17,259	126,570	—	11,611	17,259	138,181	155,440	41,139	November, 2010	(d)
Fox River Mall	Appleton, WI	168,731	42,259	217,932	(103)	3,194	42,156	221,126	263,282	41,092	November, 2010	(d)
Glenbrook Square	Fort Wayne, IN	161,539	30,965	147,002	2,302	17,351	33,267	164,353	197,620	32,244	November, 2010	(d)
Governor's Square	Tallahassee, FL	67,942	18,289	123,088	—	10,410	18,289	133,498	151,787	41,046	November, 2010	(d)
Grand Teton Mall	Idaho Falls, ID	44,963	13,066	59,658	(1,073)	(3,896)	11,993	55,762	67,755	12,256	November, 2010	(d)
Greenwood Mall	Bowling Green, KY	62,469	12,459	85,370	1,417	6,091	13,876	91,461	105,337	23,144	November, 2010	(d)
Hulen Mall	Fort Worth, TX	120,504	8,665	112,252	—	25,842	8,665	138,094	146,759	25,684	November, 2010	(d)
Jordan Creek Town Center	West Des Moines, IA	205,145	54,663	262,608	6,042	11,432	60,705	274,040	334,745	50,738	November, 2010	(d)
Lynnhaven Mall	Virginia Beach, VA	234,721	54,628	219,013	(90)	57,196	54,538	276,209	330,747	54,978	November, 2010	(d)
Mall of Louisiana	Baton Rouge, LA	323,854	88,742	319,097	(141)	7,123	88,601	326,220	414,821	61,212	November, 2010	(d)
Mall St. Matthews	Louisville, KY	180,439	42,014	155,809	(6,522)	17,077	35,492	172,886	208,378	34,333	November, 2010	(d)

GGP INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2017
(Dollars in thousands)

			Acquisition Cost(b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period(c)					Life Upon Which Latest Statement of Operation is Computed
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired
Market Place Shopping Center	Champaign, IL	113,171	21,611	111,515	—	26,529	21,611	138,044	159,655	28,243	November, 2010	(d)
Mayfair Mall	Wauwatosa, WI	344,185	84,473	352,140	(1,950)	44,179	82,523	396,319	478,842	70,432	November, 2010	(d)
Meadows Mall	Las Vegas, NV	146,186	30,275	136,846	—	2,247	30,275	139,093	169,368	26,020	November, 2010	(d)
Mondawmin Mall	Baltimore, MD	84,324	19,707	63,348	—	22,397	19,707	85,745	105,452	20,448	November, 2010	(d)
Neshaminy Mall	Bensalem, PA	411	11,615	48,224	4,401	13,943	16,016	62,167	78,183	3,784	June, 2017	(d)
North Point Mall	San Antonio, TX	249,669	57,900	228,517	—	7,020	57,900	235,537	293,437	49,746	November, 2010	(d)
North Star Mall	Northridge, CA	305,450	91,135	392,422	—	14,271	91,135	406,693	497,828	74,162	November, 2010	(d)
Northridge Fashion Center	Alpharetta, GA	224,145	66,774	238,023	—	34,037	66,774	272,060	338,834	51,471	November, 2010	(d)
NorthTown Mall	Spokane, WA	85,645	12,310	108,857	—	30,269	12,310	139,126	151,436	26,086	November, 2010	(d)
Oak View Mall	Omaha, NE	76,106	20,390	107,216	—	(74)	20,390	107,142	127,532	18,952	November, 2010	(d)
Oakwood Center	Gretna, LA	85,911	21,105	74,228	4,309	28,833	25,414	103,061	128,475	23,124	November, 2010	(d)
Oakwood Mall	Eau Claire, WI	70,229	13,786	92,114	204	5,538	13,990	97,652	111,642	20,261	November, 2010	(d)
Oglethorpe Mall	Savannah, GA	149,808	27,075	157,100	—	1,722	27,075	158,822	185,897	28,755	November, 2010	(d)
Oxmoor Center	Louisville, KY	85,548	—	117,814	—	13,953	—	131,767	131,767	25,956	November, 2010	(d)
Paramus Park	Paramus, NJ	119,570	31,320	102,054	5,563	48,532	36,883	150,586	187,469	24,504	November, 2010	(d)
Park City Center	Lancaster, PA	177,419	42,451	195,409	—	4,553	42,451	199,962	242,413	34,943	November, 2010	(d)
Park Place	Tucson, AZ	179,268	61,907	236,019	—	7,893	61,907	243,912	305,819	44,985	November, 2010	(d)
Peachtree Mall	Columbus, GA	77,102	13,855	92,143	942	8,056	14,797	100,199	114,996	19,132	November, 2010	(d)
Pecanland Mall	Monroe, LA	85,354	12,943	73,231	—	11,423	12,943	84,654	97,597	19,541	November, 2010	(d)
Pembroke Lakes Mall	Pembroke Pines, FL	259,223	64,883	254,910	—	29,598	64,883	284,508	349,391	46,153	November, 2010	(d)
Pioneer Place	Portland, OR	125,792	21,462	97,096	(3,890)	107,793	17,572	204,889	222,461	37,024	November, 2010	(d)
Prince Kuhio Plaza	Hilo, HI	41,263	—	52,373	—	13,454	—	65,827	65,827	20,583	November, 2010	(d)
Providence Place	Providence, RI	377,584	—	400,893	—	65,094	—	465,987	465,987	79,104	November, 2010	(d)
Quail Springs Mall	Oklahoma City, OK	67,120	40,523	149,571	(579)	7,203	39,944	156,774	196,718	26,505	June, 2013	(d)
Ridgedale Center	Minnetonka, MN	—	39,495	151,090	3,183	116,722	42,678	267,812	310,490	40,695	November, 2010	(d)
Riverchase Galleria	Birmingham, AL	160,997	53,423	271,508	(35,125)	(9,449)	18,298	262,059	280,357	14,465	November, 2016	(d)
River Hills Mall	Mankato, MN	70,270	16,207	85,608	—	9,816	16,207	95,424	111,631	17,886	November, 2010	(d)
Rivertown Crossings	Grandville, MI	152,432	47,790	181,770	(504)	11,072	47,286	192,842	240,128	36,788	November, 2010	(d)
Sooner Mall	Norman, OK	71,135	9,902	69,570	—	2,467	9,902	72,037	81,939	14,770	November, 2010	(d)
Southwest Plaza	Littleton, CO	114,337	19,024	203,044	(16)	(12,494)	19,008	190,550	209,558	45,416	November, 2010	(d)
Spokane Valley Mall	Spokane, WA	56,914	16,817	100,209	—	(7,979)	16,817	92,230	109,047	21,580	November, 2010	(d)
Staten Island Mall	Staten Island, NY	246,491	102,227	375,612	11,118	57,492	113,345	433,104	546,449	68,158	November, 2010	(d)
Stonestown Galleria	San Francisco, CA	179,824	65,962	203,043	(1,686)	35,447	64,276	238,490	302,766	38,194	November, 2010	(d)
The Crossroads	Portage, MI	93,080	20,261	95,463	1,110	4,054	21,371	99,517	120,888	17,113	November, 2010	(d)

GGP INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2017
(Dollars in thousands)

			Acquisition Cost(b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period(c)					Life Upon Which Latest Statement of Operation is Computed
Name of Center	Location	Encumbrances(a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired
The Gallery at Harborplace	Baltimore, MD	75,969	15,930	112,117	—	10,722	15,930	122,839	138,769	30,112	November, 2010	(d)
The Maine Mall	South Portland, ME	234,696	36,205	238,067	(1,909)	4,465	34,296	242,532	276,828	44,237	November, 2010	(d)
The Mall in Columbia	Columbia, MD	334,855	124,540	479,171	4,124	64,919	128,664	544,090	672,754	93,446	November, 2010	(d)
The Oaks Mall	Gainesville, FL	126,651	21,954	173,353	—	(1,970)	21,954	171,383	193,337	28,476	April, 2012	(d)
The Parks at Arlington	Arlington, TX	247,673	19,807	299,708	49	21,070	19,856	320,778	340,634	63,193	November, 2010	(d)
The Shoppes at Buckland	Manchester, CT	118,177	35,180	146,474	(280)	6,603	34,900	153,077	187,977	27,258	November, 2010	(d)
The Shops at La Cantera	San Antonio, TX	349,345	80,016	350,737	—	29,556	80,016	380,293	460,309	79,393	November, 2010	(d)
The Streets at SouthPoint	Durham, NC	243,404	66,045	242,189	(74)	1,095	65,971	243,284	309,255	47,421	November, 2010	(d)
The Woodlands Mall	The Woodlands, TX	240,081	84,889	349,315	2,315	42,189	87,204	391,504	478,708	71,737	November, 2010	(d)
Town East Mall	Mesquite, TX	160,006	9,928	168,555	—	9,151	9,928	177,706	187,634	34,077	November, 2010	(d)
Tucson Mall	Tucson, AZ	245,618	2,071	193,815	—	80,778	2,071	274,593	276,664	49,772	November, 2010	(d)
Tysons Galleria	McLean, VA	299,806	90,317	351,005	(105)	37,241	90,212	388,246	478,458	62,936	November, 2010	(d)
Valley Plaza Mall	Bakersfield, CA	239,819	38,964	211,930	6,763	41,186	45,727	253,116	298,843	40,218	November, 2010	(d)
Visalia Mall	Visalia, CA	73,955	11,912	80,185	—	2,889	11,912	83,074	94,986	15,354	November, 2010	(d)
Westlake Center	Seattle, WA	45,975	19,055	129,295	(14,819)	(63,840)	4,236	65,455	69,691	13,465	November, 2010	(d)
Westroads Mall	Omaha, NE	143,100	32,776	184,253	—	36,445	32,776	220,698	253,474	42,263	April, 2012	(d)
White Marsh Mall	Baltimore, MD	189,811	43,880	177,194	4,125	11,818	48,005	189,012	237,017	33,333	November, 2010	(d)
Willowbrook	Wayne, NJ	359,482	110,660	419,822	—	28,234	110,660	448,056	558,716	84,369	November, 2010	(d)
Woodbridge Center	Woodbridge, NJ	247,093	67,825	242,744	—	38,783	67,825	281,527	349,352	88,049	November, 2010	(d)
Construction in progress and other (e)		13,854	21,448	61,894	6,030	720,299	27,478	782,196	809,674	100,419	Various	(d)
	Total	$13,038,659	$3,985,654	$15,052,730	$28,220	$2,378,105	$4,013,874	$17,430,838	$21,444,712	$3,188,481
_________________________________________________________

(a)	See description of mortgages, notes and other loans payable in Note 6 of Notes to Consolidated Financial Statements. Includes $1.4 billion cross-collateralized loan.

(b)Acquisition for individual properties represents historical cost at the end of the month acquired.

(c)The aggregate cost of land, buildings and improvements of consolidated properties for federal income tax purposes is approximately $15.9 billion.

(d)Depreciation is computed based upon the following estimated useful lives:

GGP INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION (Continued)
DECEMBER 31, 2017
(Dollars in thousands)

Years
Buildings and improvements	10 - 45
Equipment and fixtures	3 - 20
Tenant improvements	Shorter of useful life or applicable lease term

(e)Office and other retail properties.

GGP INC.

NOTES TO SCHEDULE III

(Dollars in thousands)

Reconciliation of Real Estate

	2017	2016	2015
(In thousands)
Balance at beginning of period	$19,409,217	$20,285,046	$22,977,310
Additions	2,428,887	958,651	765,960
Impairments	—	(130,619)	—
Dispositions, transfers and write-offs	(393,392)	(1,703,861)	(3,458,224)
Balance at end of period	$21,444,712	$19,409,217	$20,285,046

Reconciliation of Accumulated Depreciation

	2017	2016	2015
(In thousands)
Balance at beginning of period	$2,737,286	$2,452,127	$2,280,845
Depreciation expense	644,148	620,540	607,192
Dispositions, transfers and write-offs	(192,953)	(335,381)	(435,910)
Balance at end of period	$3,188,481	$2,737,286	$2,452,127