Form 20-F
period 2018-12-31
Brookfield Property Partners L.P.
filed 2019-03-01
CIK 1545772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 424,198,012 Limited Partnership Units as of December 31, 2018.

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
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

In this Form 20-F, unless the context suggests otherwise, references to “we”, “us” and “our” are to Brookfield Property Partners L.P., the BPR Group, the Property Partnership, the Holding Entities and the operating entities, each as defined below, taken together on a consolidated basis. Unless the context suggests otherwise, in this Form 20-F references to:

•	“AO LTIP Units” are to the BPY AO LTIP Units of the Property Partnership;

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

•	the “BPY General Partner” are to the general partner of our company, which is Brookfield Property Partners Limited, an indirect wholly-owned subsidiary of Brookfield Asset Management;

•	“Brookfield” are to Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than us;

•	“Brookfield Asset Management” are to Brookfield Asset Management Inc.;

•	“BPR” are to Brookfield Property REIT Inc.;

•	“BPR Group” are to BPR, BPR OP, L.P. and any of their direct or indirect subsidiaries;

•
“BPR Master Services Agreement” means the master services agreement among BPR, the service providers named therein, and certain other subsidiaries of BPR and Brookfield Asset Management who are parties thereto;

•	“BPR Units” are to the shares of Class A Stock of BPR which are intended to be economic equivalent to the limited partnership units of our partnership;

•	the “Class A Preferred Unitholder” are to the third-party holder of the Class A Preferred Units;

•
the “Class A Preferred Units” or “Preferred Equity Units” are to the Class A preferred limited partnership units of the Property Partnership that are exchangeable for units of our company pursuant to the Preferred Unit Exchange Mechanism;

•
“commercial property” or “commercial properties” are to commercial and other real property that generates or has the potential to generate income, including office, retail, multifamily, triple net lease, logistics (formerly referred to as industrial), hospitality, self-storage, student housing and manufactured housing assets, but does not include, among other things, residential land development, home building, construction, real estate advisory and other similar operations or services;

•	“FV LTIP Units” are to the FV LTIP Units of the Property Partnership;

•
“fully-exchanged basis” assume the exchange of certain issued and outstanding securities that are exchangeable into our units, including the exchange of the issued and outstanding Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism, the exchange of the issued and outstanding Class A Preferred Units in accordance with the Preferred Unit Exchange Mechanism and the exchange of the issued and outstanding exchangeable limited partnership units of Brookfield Office Properties Exchange LP not held by us;

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

•	“our business” are to our business of owning, operating and investing in commercial property, both directly and through our operating entities;

•	“our company”, “BPY” or “our partnership” are to Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

•	“our limited partnership agreement” are to the second amended and restated limited partnership agreement of our company;

•	“our portfolio” are to the commercial property assets in our Core Office, Core Retail and LP Investments (formerly Opportunistic) segments, as applicable;

•
“our units”, “LP Units” and “units of our company” are to the non-voting limited partnership units in our company and references to “our unitholders” and “our limited partners” are to the holders of our units. References to “Unitholders” are to holders of general partnership units of our partnership, or GP Units, LP Units, Redemption-Exchange Units, special limited partnership units of the Property Partnership, or Special LP Units, AO LTIP Units, FV LTIP Units, exchangeable limited partnership units of Brookfield Office Properties Exchange L.P., or Exchange LP Units and BPR Units;

•
the “Preferred Unit Exchange Mechanism” are to the mechanism by which the Preferred Unitholder may exchange the Class A Preferred Units for units of our company, as more fully described in Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Preferred Unit-Exchange Mechanism”;

•	the “Preferred Units” are to the limited partnership units of the Property Partnership, including the Class A Preferred Units;

•	the “Preferred Unitholders” are to holders of Preferred Units;

•	the “Property Partnership” or the “Operating Partnership” are to Brookfield Property L.P., a Bermuda exempted limited partnership;

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

•
the “Service Recipients” are to our company, the Property Partnership, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating entity; and

•	“Spin-off” are to the special dividend of our units by Brookfield Asset Management on April 15, 2013 as described under Item 4.A. “Information on the Company - History and Development of the Company”.

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

Use of Non-IFRS Measures

To measure our performance, we focus on Net Operating Income, or NOI, same-property NOI, funds from operations, or FFO, Company FFO, net income attributable to Unitholders and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•
NOI: revenues from our commercial properties operations less direct commercial property expenses, or Commercial property NOI, and revenues from our hospitality operations less direct hospitality expenses, or Hospitality NOI.

•
Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.

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

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method and the FFO that would have been attributable to the partnership’s shares of GGP if all outstanding warrants of GGP were exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter of 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership's settlement of the warrants on such basis which occurred in the fourth quarter of 2017.

•
Net Income Attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, AO LTIP Units and BPR Units.

•	Equity Attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, AO LTIP Units and BPR Units.

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts, or NAREIT, definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts, or REITs. These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

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

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; volatility in the market price of BPR Units; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

The following tables present selected financial data for our company as of and for the periods indicated:

	Years ended Dec. 31,
(US$ Millions, except per unit information)	2018	2017	2016	2015	2014
Total revenue	$7,239	$6,135	$5,352	$4,853	$4,473
Net income	3,654	2,468	2,717	3,766	4,420
Net income attributable to LP units	764	136	660	1,064	1,154
Net income attributable to GP Units	—	—	—	1	1
Net income per LP Unit	2.28	0.48	2.30	3.72	5.59
Distributions per LP Unit	1.26	1.18	1.12	1.06	1.00
FFO(1)	866	873	895	710	714

(1)
FFO is a non-IFRS measure. See “Introduction and Use of Certain Terms - Use of Non-IFRS Measures” and Item 5.A, “Operating and Financial Review and Prospects - Operating Results- Financial Statements Analysis - Review of Consolidated Financial Results”.

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015	Dec. 31, 2014
Investment properties	$80,196	$51,357	$48,784	$41,599	$41,141
Equity accounted investments	22,698	19,761	16,844	17,638	10,356
Total assets	122,520	84,347	78,127	71,866	65,575
Debt obligations	63,811	36,884	33,519	30,526	27,006
Capital securities	3,385	4,165	4,171	4,031	4,011
Total equity	46,740	35,124	34,161	30,933	28,299
Equity attributable to Unitholders(1)	28,284	22,186	22,358	21,958	20,208

(1)
As at December 31, 2018, 2017, 2016, 2015 and 2014, refers to holders of our units, GP Units, Redemption-Exchange Units, Special LP Units, Exchange LP Units, AO LTIP Units and BPR Units, as applicable.

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

In addition, following our acquisition of GGP in August 2018, the value of our units is affected by the market price of the BPR Units.

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

Our properties are largely located in North America, Europe and Australia but also include a growing presence in Brazil and Asia. With our acquisition of GGP, our presence in the United States has increased. A prolonged downturn in one or more of these economies or the economy of any other country where we own property would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

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

In addition to our $2.8 billion of corporate credit facilities, we may also incur indebtedness under future credit facilities or other debt-like instruments, in addition to any asset-level indebtedness. We may also issue debt or debt-like instruments in the market in the future, which may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade will have an adverse impact on the cost of such debt.

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

The Financial Conduct Authority in the U.K. has announced that it will cease to compel banks to participate in LIBOR after 2021. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create significant risks and challenges for us. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes.

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

Following the consummation of the GGP acquisition, we face additional risks, which may affect our results of operations.

Our business following the consummation of the GGP acquisition differs from our business prior to the acquisition and, accordingly, our results of operations and financial condition after the GGP acquisition may be affected by factors different from those affecting our results of operations and financial condition prior to the GGP acquisition. Examples of differences between our business prior to the acquisition and the new or increased risks we may face after the GGP acquisition include:

•
a large increase in the amount of assets under management and a diversification of types of assets under management, which may create risks related to scaling and combining of the platforms necessary to manage the combined assets of the companies;

•	increases in maintenance, insurance and operating costs;

•	additional conflicts between and among our tenants and BPR;

•	certain investment vehicles managed by us and BPR may compete for investment opportunities and may be adversely impacted to the extent such opportunities are allocated between them;

•	Our possible failure to successfully implement its plan to optimize its combined portfolio; and

•	a larger and newly combined team of management and employees may require time to become fully effective and may not be able to achieve our anticipated synergies.

In addition, an inability to realize the full extent of the anticipated benefits of the GGP acquisition, as well as any delays encountered in the integration process, could have an adverse effect on the revenues, level of expenses and operating results of the combined company, which may adversely affect our results of operations or cash flows and negatively affect the price of our units.

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

We do not control certain businesses that our LP Investments are invested in, and therefore we may not be able to realize some or all of the benefits that we expect to realize from those entities.

We do not have control of certain businesses our LP Investments are invested in. Our interests in those entities subject us to the operating and financial risks of their businesses, the risk that the relevant company may make business, financial or management decisions that we do not agree with, and the risk that we may have differing objectives than the entities in which we have interests. Because we do not have the ability to exercise control over those entities, we may not be able to realize some or all of the benefits that we expect to realize from those entities. For example, we may not be able to cause such operating entities to make distributions to us in the amount or at the time that we need or want such distributions. In addition, we rely on the internal controls and financial reporting controls of the companies in which we invest and the failure of such companies to maintain effective controls or comply with applicable standards may adversely affect us.

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

We hold interests in public companies, such as BPR, and changes in the market prices of the stock of such public companies could have a material impact on our financial condition and results of operations. Global securities markets have been highly volatile, and continued volatility may have a material negative impact on our consolidated financial position and results of operations.

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

Our LP Investments segment holds interests in certain real estate properties with weak financial conditions, poor operating results, substantial financial needs, negative net worth or special competitive problems, or that are over-leveraged. Our ownership of underperforming real estate properties involves significant risks and potential additional liabilities. Our exposure to such underperforming properties may be substantial in relation to the market for those interests and distressed assets may be illiquid and difficult to sell or transfer. As a result, it may take a number of years for the fair value of such interests to ultimately reflect their intrinsic value as perceived by us.

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

Political instability and unfamiliar cultural factors could adversely impact the value of our investments.

We are subject to geopolitical uncertainties in all jurisdictions in which we operate, including North America. We also make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our operating entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business, including, for example, the Korean Peninsula, from factors such as political conflict, income inequality, refugee migration, terrorism, the potential break-up of political or economic unions (or the departure of a union member - e.g., Brexit) and political corruption; the materialization of one or more of these risks could negatively affect our financial performance. For example, although the long-term impact on economic conditions is uncertain, Brexit may have an adverse effect on the rate of economic growth in the U.K. and continental Europe.

Unforeseen political events in markets where we own and operate assets and may look to for further growth of our businesses, such as the U.S., Brazil, European and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by near-term political events, including those in the U.S., Brazil, Europe, Asia and elsewhere.

Our operations in China subject us to increased risks, including risks related to evolving economic, political and social conditions.

Our business is subject to risks inherent in doing business internationally. In particular, we face risks relating to our business in China. For the year ended December 31, 2018, approximately 1% of our assets were in China. In recent years, the Chinese government has been reforming its economic and political systems, and we expect this to continue. Although we believe that these reforms have had a positive effect on our ability to do business in China, we cannot assure you that these reforms will continue or that the Chinese government will not take actions that impair our business in China. In addition, recent international unrest involving mounting trade tension between China and the United States presents additional risks and uncertainties. For example, the recent detention of Huawei’s chief financial officer in Canada at the request of US authorities in connection with alleged violations of US sanctions laws could result in increased tensions between China and the United States, tariffs and other retaliatory trade measures and could increase the risk of doing business in China. If our ability to do business in China is adversely impacted, our business, results of operation and financial condition could be materially adversely affected.

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

Our company’s sole direct investments are its managing general partnership interest in the Property Partnership, which owns almost all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold our interests in the operating entities and an interest in BP US REIT LLC, which holds the partnership’s interest in certain commercial and other income producing property operations. Our company has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and to meet our financial obligations. The Property Partnership, the Holding Entities and our operating entities are legally distinct from our company and they are generally required to service their debt obligations before making distributions to us or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our units, fund working capital and satisfy other needs. In addition, the Property Partnership is required to make distributions to Preferred Unitholders before making distributions to us. Any other entities through which we may conduct operations in the future will also be legally distinct from our company and may be restricted in their ability to pay dividends and distributions or otherwise make funds available to our company under certain conditions.

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

Our company intends to make quarterly cash distributions of approximately $1.32 per unit on an annualized basis. However, despite our projections, there can be no assurance that we will be able to make such distributions or meet our target growth rate range of 5% to 8% annually.

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

Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BPY General Partner and, as a result of such ownership of the BPY General Partner, Brookfield controls the appointment and removal of the BPY General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. In addition, Brookfield has an effective economic interest in our business of approximately 54% as of the date of this Form 20-F as a result of its ownership of our units and the Redemption-Exchange Units and over time may reduce this economic interest while still maintaining its controlling interest. Therefore Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders. For example, despite the fact that our company has a conflicts policy in place which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield exerts substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage our company and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to our company and ultimately to our unitholders.

Risks Relating to Our Relationship with Brookfield

Brookfield exercises substantial influence over us and we are highly dependent on the Service Providers.

Brookfield is the sole shareholder of the BPY General Partner. As a result of its ownership of the BPY General Partner, Brookfield is able to control the appointment and removal of the BPY General Partner’s directors and, accordingly, exercises substantial influence over our company and over Property Partnership for which our company is the managing general partner. In addition, the Service Providers, wholly-owned subsidiaries of Brookfield, provide management and administration services to us pursuant to our Master Services Agreement. Our company and the Property Partnership depend on the management and administration services provided by the Service Providers. Brookfield personnel that provide services to us are not required to have as their primary responsibility the management and administration of our company or the Property Partnership or to act exclusively for either of us. Any failure to effectively manage our business operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all acquisitions of commercial properties that Brookfield identifies.

Our ability to grow depends in part on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established our company to be its flagship public commercial property entity and the primary entity through which it invests in real estate on a global basis. However, Brookfield has no obligation to source acquisition opportunities for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of acquisitions. There are a number of factors that could materially and adversely impact the extent to which suitable acquisition opportunities are made available to us by Brookfield.

For example:

•
it is an integral part of Brookfield’s (and our) strategy to pursue acquisitions through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

•
the same professionals within Brookfield’s organization that are involved in sourcing acquisitions that are suitable for us are responsible for sourcing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals could result in a limitation on the number of acquisition opportunities sourced for us;

•
Brookfield will only recommend acquisition opportunities that it believes to be suitable and appropriate. Our focus is on investing in, owning, operating, developing and recycling a portfolio of high quality assets, not investments such as infrastructure-related, renewable power-related, or other operations-oriented enterprises that are not deemed suitable and/or appropriate for us. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for us and will limit our ability to participate in certain acquisitions; and

•
in addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate for us is highly subjective and is dependent on a number of portfolio construction and management factors including our liquidity position at the relevant time, the expected risk-return profile of the opportunity, its fit with the balance of our investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf or on behalf of a Brookfield-sponsored vehicle, partnership or consortium such as Brookfield Infrastructure Partners, Brookfield Renewable Partners, Brookfield Business Partners, and one or more Brookfield-sponsored private funds or other investment vehicles or programs.

In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See Item 7.B., “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with
Brookfield - Conflicts of Interest.”

The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.

We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. Our limited partnership agreement and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

Control of our company may be transferred directly or indirectly to a third party without unitholder consent.

The BPY General Partner may transfer its general partnership interest to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets. Furthermore, at any time, the shareholder of the BPY General Partner may sell or transfer all or part of its shares in the BPY General Partner. Unitholder consent will not be sought in either case. If a new owner were to acquire ownership of the BPY General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management, our distributions and the types of acquisitions that we make. Such changes could result in our capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, we cannot predict with any certainty the effect that any transfer in the control of our company the BPY General Partner would have on the trading price of our units or our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions. As a result, our future would be uncertain and our business, financial condition and results of operations may suffer.

Brookfield may increase its ownership of our company and the Property Partnership relative to other unitholders.

Brookfield currently holds a significant portion of the issued and outstanding interests in the Property Partnership through Special LP Units and Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning a larger portion of our issued and outstanding units (including other issued and outstanding units that Brookfield currently owns).

Brookfield may also reinvest incentive distributions in exchange for Redemption-Exchange Units or our units. Additional units of the Property Partnership acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for our units in accordance with the Redemption-Exchange Mechanism. See Item 10.B., “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Redemption-Exchange Mechanism”. Brookfield may also purchase additional units of our company in the market. Any of these events may result in Brookfield increasing its ownership of our company.

Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our unitholders.

Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our company and our unitholders, including with respect to the types of acquisitions made, the timing and amount of our distributions, the redeployment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers, including as a result of the reasons described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest”.

In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay a base management fee to the Service Providers equal to 0.5% of the total capitalization of our partnership, subject to an annual minimum of $50 million (plus the amount of any annual escalation by the specified inflation factor) and taking into account any management fees payable under the BPR Master Services Agreement. Additionally, the Property Partnership pays a quarterly equity enhancement distribution to Property Special LP of 0.3125% of the amount by which the company’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the Spin-off, subject to certain adjustments. Property Special LP also receives incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the Property Partnership exceed specified target levels as set forth in the Property Partnership’s limited partnership agreement. For a further explanation of the equity enhancement and incentive distributions, together with examples of how such amounts are calculated, see Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Distributions”. This relationship may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from our interests and those of our unitholders.

The BPY General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions that would have the effect of increasing distributions and fees payable to it, which may be to the detriment of our company and our unitholders. For example, because the base management fee and the equity enhancement distribution are calculated based on our market value, it may create an incentive for Brookfield to increase or maintain our company’s total capitalization over the near-term when other actions may be more favorable to us or our unitholders.

Similarly, Brookfield may take actions to increase our distributions in order to ensure it is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our unitholders. Likewise, Brookfield may take actions to decrease distributions on our units or defer acquisitions in order to increase our market value in the near-term when making such distributions or acquisitions may be more favorable to us or our unitholders.

Our arrangements with Brookfield set in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

The terms of our arrangements with Brookfield were effectively determined by Brookfield in the context of the Spin-off. While the BPY General Partner’s independent directors are aware of the terms of these arrangements and approved the arrangements on our behalf at the time of the Spin-off, they did not negotiate the terms. These terms, including terms relating to compensation, contractual duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties. The transfer agreements under which our assets and operations were acquired from Brookfield do not contain representations and warranties or indemnities relating to the underlying assets and operations.

The BPY General Partner may be unable or unwilling to terminate our Master Services Agreement.

Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Service Providers; (ii) the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. In addition, because the BPY General Partner is an affiliate of Brookfield, it likely will be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the BPY General Partner is unable or unwilling to terminate our Master Services Agreement, the market price of our units could suffer. Furthermore, the termination of our Master Services Agreement would terminate our company’s rights under the Relationship Agreement. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Relationship Agreement”.

The liability of the Service Providers is limited under our arrangements with them and we have agreed to indemnify the Service Providers against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to us than they otherwise would if acting solely for their own account.

Under our Master Services Agreement, the Service Providers have not assumed any responsibility other than to provide or arrange for the provision of the services described in our Master Services Agreement in good faith and will not be responsible for any action that the BPY General Partner takes in following or declining to follow its advice or recommendations. In addition, under our limited partnership agreement, the liability of the BPY General Partner and its affiliates, including the Service Providers, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud, gross negligence or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Providers under our Master Services Agreement is similarly limited. In addition, we have agreed to indemnify the Service Providers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred them or threatened in connection with our business, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Providers, except to the extent that such claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Providers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use and the extent of leverage in connection with acquisitions. The indemnification arrangements to which the Service Providers are a party may also give rise to legal claims for indemnification that are adverse to us and our unitholders.

Risks Relating to our Units

The price of our units may fluctuate significantly and you could lose all or part of the value of your units.

The market price of our units may fluctuate significantly and you could lose all or part of the value of your units. Factors that may cause the price of our units to vary include:

•	changes in our financial performance and prospects, or in the financial performance and prospects of companies engaged in businesses that are similar to us;

•	public announcements about our business, including our development projects, pending investments and significant transactions, our significant tenants and properties or any negative publicity;

•	changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to us;

•	sales of our units by our unitholders, including by Brookfield and/or other significant holders of our units;

•	general economic trends and other external factors, including those resulting from actual or threatened acts of war, incidents of terrorism or responses to such events;

•	speculation in the press or investment community regarding us or factors or events that may directly or indirectly affect us;

•	our access to capital or other funding sources and our ability to raise capital on favorable terms;

•	a loss of any major funding source; and

•
volatility in the market price of the BPR Units, which may be impacted by: (i) public announcements made by BPR; (ii) changes in stock market analyst recommendations or earnings estimates regarding BPR; (iii) actual or anticipated fluctuations in BPR’s operating results or future prospects; and (iv) future issuances or sales of BPR Units by BPR and/or its significant stockholders.

Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units.

The exchange of BPR Units for newly issued LP Units could negatively affect the market price of our LP Units, and additional issuances of BPR Units would be dilutive.

Each BPR Unit is redeemable by the holder thereof into the cash equivalent of one (1) LP Unit; however, we may elect, in our sole discretion, to satisfy such redemption request by acquiring such BPR Units in exchange for the issuance of a new LP Unit. If we elect to issue LP Units in satisfaction of any such redemption request, a significant amount of additional LP Units may be issued from time to time which could have a negative impact on the market price for LP Units. In addition, BPR may in the future sell additional BPR Units in connection with raising capital as well as for acquisitions. Such additional BPR Units issued in the future will also be exchangeable into LP Units as described above, and, accordingly, if so exchanged, would dilute the percentage interest of existing unitholders and may reduce the market price of our LP units.

In addition, pursuant to the Rights Agreement, Brookfield Asset Management has agreed that in the event that neither BPR nor BPY satisfies its obligations to deliver cash and/or LP Units in connection with BPR Units tendered for redemption, then Brookfield Asset Management will satisfy, or cause to be satisfied, such obligations by delivering cash and/or LP Units to the tendering holders. The delivery by Brookfield Asset Management of LP Units it owns could negatively affect the market price of our LP Units.

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

The sale or issuance of a substantial number of our units or other equity-related securities (including BPR Units) in the public markets, or the perception that such sales could occur, could depress the market price of our units and impair our ability to raise capital through the sale of additional equity securities. Although Brookfield intends to maintain a significant interest in our company, Brookfield expects its interests in the Property Partnership to be reduced over time through mergers, treasury issuances or secondary sales which could also depress the market price of our units. We cannot predict the effect that future sales or issuances of units, other equity-related securities (including BPR Units), or the limited partnership units of the Property Partnership would have on the market price of our units.

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

Our company is a Bermuda exempted limited partnership and a substantial portion of our assets are located outside the United States and Canada. In addition, certain of the directors of the BPY General Partner and certain members of the senior management team of the Service Providers who are principally responsible for providing us with management services reside outside of the United States and Canada. As a result, it may be difficult or impossible for U.S. or Canadian investors to effect service of process within the United States or Canada upon us or our directors and management of the Service Providers, or to enforce, against us or these persons, judgments obtained in the U.S. or Canadian courts predicated upon the civil liability provisions of U.S. federal securities laws or Canadian securities laws. We believe that there is doubt as to the enforceability in Bermuda, in original actions or in actions to enforce judgments of U.S. or Canadian courts, of claims predicated solely upon U.S. federal securities laws or Canadian securities laws. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement - Our Units”.

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

We apply certain assumptions and conventions to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a unitholder in a manner that reflects such unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of the applicable tax requirements. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to our unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects our unitholders. See Item 10.E. “Additional Information - Taxation”.

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

We may become subject to U.S. backup withholding tax or other U.S. withholding taxes with respect to any unitholder who fails to timely provide our company (or the applicable clearing agent or other intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations - Administrative Matters -

Withholding and Backup Withholding”. To the extent that any unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, our company might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne indirectly by all of our unitholders on a pro rata basis. As a result, our unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other unitholders that do not comply with the U.S. tax reporting rules.

Tax-exempt organizations may face certain adverse U.S. tax consequences from owning our units.

The BPY General Partner intends to use commercially reasonable efforts to structure our activities to avoid generating income connected with the conduct of a trade or business (which income generally would constitute “unrelated business taxable income”, or UBTI, to the extent allocated to a tax-exempt organization). However, no assurance can be provided that we will not generate UBTI in the future. In particular, UBTI includes income attributable to debt-financed property, and we are not prohibited from financing the acquisition of property with debt. In addition, a tax-exempt organization might be allocated UBTI if our company’s indirect investment in a REIT were to give rise to “excess inclusion income”. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization, as addressed in greater detail in Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations - Consequences to U.S. Holders - U.S. Taxation of Tax-Exempt U.S. Holders of Our Units”.

If our company were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning our units.

Based on our organizational structure, as well as our expected income and assets, the BPY General Partner currently believes that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our company were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations”) generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. See Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations - Consequences to Non-U.S. Holders”.

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

U.S. Holders may face adverse U.S. tax consequences arising from the ownership of an indirect interest in a “passive foreign investment company”, or PFIC, or in a “controlled foreign corporation”, or CFC. These investments may produce taxable income prior to the receipt of cash relating to such income, and U.S. Holders will be required to take such income into account in determining their gross income subject to tax. In addition, all or a portion of any gain realized upon the sale of a CFC may be taxable at ordinary income rates. Further, with respect to gain realized upon the sale of and excess distributions from a PFIC for which an election for current inclusions is not made, such income would be taxable at ordinary income rates and subject to an additional tax equivalent to an interest charge on the deferral of income inclusions from the PFIC. See Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations - Consequences to U.S. Holders - Passive Foreign Investment Companies” and

“Taxation - U.S. Tax Considerations - Consequences to U.S. Holders - Controlled Foreign Corporations”. Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC and CFC rules for an investment in our units.

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

The U.S. federal income tax treatment of our unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our units or cause our company to change the way it conducts its activities. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for our company to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of our company’s income, reduce the net amount of distributions available to our unitholders, or otherwise affect the tax considerations of owning our units. In addition, our company’s organizational documents and agreements permit the BPY General Partner to modify our limited partnership agreement, without the consent of our unitholders, to address such changes. These modifications could have a material adverse impact on our unitholders. See Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations - Administrative Matters - New Legislation or Administrative or Judicial Action”.

Our company’s delivery of required tax information for a taxable year may be subject to delay, which could require a unitholder who is a U.S. taxpayer to request an extension of the due date for such unitholder’s income tax return.

Our company has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine a unitholder’s allocable share of our company’s income, gain, losses, and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to our unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, a unitholder will need to apply for an extension of time to file such unitholder’s tax returns. See Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations - Administrative Matters - Information Returns and Audit Procedures”.

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

Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to our company, the Property Partnership, the Holding Entities, or the operating entities, or by our company to a unitholder, unless certain requirements are met, as described in greater detail in Item 10.E “Additional Information - Taxation - U.S. Tax Considerations - Administrative Matters - Foreign Account Tax Compliance”. To ensure compliance with FATCA, information regarding certain unitholders’ ownership of our units may be reported to the IRS or to a non-U.S. governmental authority. Our unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our units.

The effect of comprehensive U.S. tax reform legislation on our company and unitholders, whether adverse or favorable, is uncertain.

U.S. federal income tax reform legislation known as the “Tax Cuts and Jobs Act”, which was signed into law on December 22, 2017, has resulted in fundamental changes to the U.S. Internal Revenue Code. Among such changes, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a modified territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on our company, the Property Partnership, the Holding Entities, the operating entities, and unitholders, whether adverse or favorable, is uncertain, and may not become evident for some period of time. Our unitholders are urged to consult their own tax advisers regarding the implications of the Tax Cuts and Jobs Act for an investment in our units.

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

Any of the non-resident subsidiaries in which the Property Partnership directly holds an equity interest are expected to be CFAs of the Property Partnership. If any CFA of the Property Partnership or any direct or indirect subsidiary thereof that is itself a CFA of the Property Partnership, or an Indirect CFA, earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends, whether or not the Property Partnership actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions, or the Foreign Tax Credit Generator Rules. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax”, as defined in the Tax Act, applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate”, as defined in the Tax Act, of the Property Partnership may be limited in certain specified circumstances. See Item 10.E. “Additional Information - Taxation - Certain Material Canadian Federal Income Tax Considerations”.

Our unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer, or Non-Resident Entities, that could in certain circumstances cause income to be imputed to our unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Property Partnership. See Item 10.E. “Additional Information - Taxation - Certain Material Canadian Federal Income Tax Considerations”.

Our unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business income tax” or “non-business income tax”, each as defined in the Tax Act, paid by our company or the Property Partnership to a foreign country.

Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a unitholder of foreign “business income tax” or “non-business income tax” paid by our company or the Property Partnership, and therefore, such unitholder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E. “Additional Information - Taxation - Certain Material Canadian Federal Income Tax Considerations”.

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

While the BPY General Partner expects the Holding Entities to look-through our company and the Property Partnership in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Property Partnership, we may be unable to accurately or timely determine the residency of our unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Property Partnership that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability, but non-resident limited partners will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E. “Additional Information - Taxation - Certain Material Canadian Federal Income Tax Considerations” for further detail. Our unitholders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

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

Generally, our units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of the RESP, as the case may be, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest” as defined in the Tax Act for purposes of the prohibited investment rules, in our company. Our unitholders who will hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

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

Under the SIFT Rules, our company and the Property Partnership could each be a “SIFT partnership” if it is a “Canadian resident partnership”. However, the Property Partnership would not be a “SIFT partnership” if our company is a “SIFT partnership” regardless of whether the Property Partnership is a “Canadian resident partnership” on the basis that the Property Partnership would be an “excluded subsidiary entity” as defined in the Tax Act. Our company and the Property Partnership will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the BPY General Partner is located and exercises central management and control of the partnerships. The BPY General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to our company or to the Property Partnership at any relevant time. However, no assurance can be given in this regard. If our company or the Property Partnership is a “SIFT partnership”, the Canadian federal income tax consequences to our unitholders could be materially different in certain respects from those described in Item 10.E. “Additional Information - Taxation - Certain Material Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

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

Our company was established by Brookfield Asset Management as its primary vehicle to make investments across all strategies in real estate. Our goal is to be the leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. Our partnership’s limited partnership units are listed on the Nasdaq and the TSX under the symbols “BPY” and “BPY.UN”, respectively.

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

On August 28, 2018, we acquired all of the outstanding shares of common stock of GGP other than those shares previously held by our partnership and our affiliates (which represented a 34% interest in GGP prior to the acquisition). In connection with the acquisition, we formed Brookfield Property REIT Inc., which is an issuer of public securities that are intended to offer economic equivalence to an investment in our partnership in the form of a U.S. REIT stock. The BPR Units and Series A preferred stock of BPR trade on the Nasdaq under the symbols “BPR” and “BPRAP”, respectively. In the acquisition, former GGP shareholders elected to receive, for each GGP common share, subject to proration, either $23.50 in cash or either one LP Unit or one BPR Unit. As a result of the acquisition of GGP, approximately 161 million BPR Units and 88 million LP Units were issued to former GGP shareholders.

4.B.      BUSINESS OVERVIEW

Overview of our Business

Our partnership is Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. With approximately 19,000 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms across our three operating segments:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	142 premier properties	●	124 best-in-class malls and urban retail properties
●	96 million square feet	●	121 million square feet
●	94% occupancy	●	97% occupancy
●	8.3 year average lease term

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and / or properties with significant value-add
●	43,400 multifamily units(1)	●	50 mixed-use properties(1)
●	156 hospitality properties	●	49 student housing properties
●	329 triple-net-lease assets	●	144 office properties
●	91 self-storage properties	●	47 retail properties

(1)	The 70 multifamily assets with approximately 23,000 units acquired in connection with the Forest City acquisition are included in Multifamily rather than Mixed-use within this table.

Our diversified Core Office and Retail portfolios consist of high-quality office and retail assets in some of the world’s most dynamic markets which have stable cash flow as a result of their long-term leases. We target between a 10% and 12% total return on our Core portfolios. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property NOI growth without significant capital investment. Furthermore, we target earning between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. We currently have approximately 10 million square feet of active development projects underway with another 11 million square feet in planning stages. Our development track record reflects successful completions on time and on budget. We believe that this portion of our balance sheet will be meaningful to earnings growth in our Core businesses throughout the next five to ten years as projects reach completion and begin to contribute rental revenue to our earnings.

Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles. Unlike our Core Office and Retail portfolios, these investments have a defined hold period and typically generate the majority of profits from a gain recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. The combination of these gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions.

Overall, we seek to earn leveraged after-tax total returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow, distribution growth and capital appreciation. With our diversified cash flow profile from our Core Office, Core Retail, and LP Investments portfolios, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 5% to 8% per annum. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, reflect changes in market conditions, or portfolio premiums realized upon sale of these assets. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

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

We are currently targeting investments across our various portfolios. In summary, our strategy is to acquire high-quality assets on a value basis, utilize our operating entities to add value through pro-active management, develop “best-in-class” properties at a discount to asset valuations, recycle capital for re-investment in new opportunities and finance on a non-recourse basis with investment grade metrics.

Leverage Brookfield’s operating experience, execution abilities and global relations

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

For LP Investments transactions, our strategy is to pursue acquisitions through private funds and/or consortium arrangements with institutional investors in order to manage our level of exposure to these higher risk investments. Brookfield has a strong track record of leading such consortiums and partnerships.

Competitive Strengths

We believe that a number of competitive strengths differentiate us from other commercial real estate companies.

•
Global Scale. With approximately 19,000 employees involved in Brookfield’s real estate business globally, we have operating entities with scale in each of our targeted sectors and geographies. With the real-time information that we receive regarding market conditions and opportunities, we are well-positioned to opportunistically originate transactions that offer the highest risk-adjusted returns.

•
Sector and Geographic Diversification. With a portfolio of assets in the office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing asset classes located primarily in North America, Europe and Australia, with a growing presence in Brazil and Asia, we have diversified cash flows that increase stability and over time should lower our cost of capital. As a result of this diversity, combined with Brookfield’s sponsorship and its strong institutional relationships, we believe that we should have access to capital across market cycles. This should enable us to take advantage of attractive opportunities as they arise.

•
Superior Record of Executing Transactions. Brookfield’s real estate group has a long track record of leading multi-faceted transactions, whereby it utilizes its structuring capabilities to invest in high-quality assets on a value basis. Additionally, Brookfield has demonstrated an ability to develop “best-in-class” assets in markets where asset valuations are in excess of development costs, earning attractive returns on equity.

•
Strong Organic Cash Flow Growth. As a result of escalation provisions in a majority of our leases, the mark-to-market of rents as long-term leases expire and our ability to increase occupancy/permanent occupancy primarily in our Core Office and Core Retail portfolios, we have a strong foundation for organic cash flow growth. We will have flexibility to utilize this incremental cash flow to increase our distribution to our unitholders or fund other growth initiatives.

•
Attractive Portfolio of Development/Redevelopment Opportunities. Within our Core Office, Core Retail and LP Investments businesses we have a portfolio of development and redevelopment opportunities that offer premium returns on invested capital. We will seek to capture the value of this pipeline through a combination of investment of capital to build-out such projects and sell-downs to partners at values that reflect the development value that has been created.

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

Operating Entities

Our business is organized in three operating sectors - Core Office, Core Retail and LP Investments. The capital invested in these operating entities is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; and participation in private equity funds and consortiums. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

(1)	Represents assets and equity attributable to Unitholders related to our operating segments and excludes corporate assets and obligations.

Core Office

Our Core Office portfolio consists of interests in 142 high-quality office properties totaling approximately 96 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 10 million square feet of active office and multifamily developments. We believe that these assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Office portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property NOI growth without significant capital investment. Furthermore, we target earning between 8% and 11% unlevered, pre-tax returns on construction costs from our development pipeline.

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

Our Core Office portfolio occupancy stands at 94% leased at December 31, 2018 and reflects average in-place net rent of $35.02 compared to average market net rent of $38.64, allowing for 10% potential to capture on higher rents on the upcoming expiration of leases.

Another important characteristic of our Core Office portfolio is the credit quality of our tenants. We focus on tenant credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants in our Core Office portfolio by leased area and their respective credit ratings and lease commitments as at December 31, 2018.

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	9.4%
Morgan Stanley	NY/Toronto/London	A-	2.6%
Barclays	London	BBB-	1.9%
CIBC World Markets(3)	Calgary/NY/Toronto	AA	1.9%
Suncor Energy Inc.	Calgary	BBB+	1.7%
Cenovus	Calgary	BB+	1.5%
Bank of Montreal	Calgary/Toronto	AA	1.5%
Deloitte	Various	Not Rated	1.4%
Bank of America | Merrill Lynch	Various	A-	1.3%
Amazon	NY/London	A-	1.2%
Total			24.4%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Prior to considering partnership interests in partially-owned properties.

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 940,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

Another important strategy for our Core Office business is to sign long-term leases in order to mitigate risk, reduce our overall re-tenanting costs and ensure stable and sustainable cash flows. As at December 31, 2018, the average lease term of our Core Office business was 8.3 years, compared to 8.4 years at December 31, 2017. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration.

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

Our development pipeline is a significant component of value of our Core Office business, and we expect this pipeline to contribute significantly to earnings and provide attractive returns on capital upon stabilization. As at December 31, 2018, we held interests in centrally located development sites with total development potential of approximately 32 million square feet primarily in the United States, Canada and Europe.

We classify our Core Office development sites into three categories: (i) active development, (ii) active planning and (iii) held for development. Of the approximately 32 million square feet in our office development pipeline, 10 million square feet are in the active development stage, 11 million square feet are in the active planning stage and 11 million square feet are held for future development. With all of our development sites, we proceed with construction when our risk adjusted return hurdles and preleasing targets have been met.

Core Retail

Our Core Retail segment consists of 124 retail properties located throughout the United States comprising approximately 121 million square feet of gross leasable area. We believe that these assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Retail portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, we expect will generate strong same-property NOI growth without significant capital investment. Furthermore, we target earning between 8% and 11% unlevered, pre-tax returns on construction costs from our development pipeline.

Our primary objective for this segment is to be an owner and operator of best-in-class retail properties that provide an outstanding environment and experience for our communities, retailers, and consumers. The strategy for our Core Retail business includes:

•	increasing the permanent occupancy of our regional mall portfolio by converting temporary leases to permanent leases and leasing vacant space;

•	renewing or replacing expiring leases at greater rental rates;

•	actively recycling capital through the disposition of assets and investing in whole or partial interests in high-quality regional malls, anchor pads, our development pipeline and repaying debt; and

•	continuing to execute on our existing redevelopment projects and seeking additional opportunities within our portfolio for redevelopment.

As of December 31, 2018, the portfolio was 96.5% leased, compared to 96.7% leased at December 31, 2017. On a suite-to-suite basis, the leases commencing occupancy in the trailing 12 months exhibited initial rents that were 10.6% higher than the final rents paid on expiring leases.

For the year ended December 31, 2018, the largest tenant in our Core Retail portfolio, L Brands, Inc. (based on common parent ownership), accounted for approximately 3.8% of rents. Our three largest tenants in the Core Retail portfolio, L Brands, Inc., Foot Locker, Inc., and The Gap, Inc., in aggregate, comprised approximately 9.2% of rents.

Competition within the retail property sector is strong. We compete for tenants and visitors to our malls with other malls in close proximity as well as online retailers. We believe the high quality of our properties enables us to compete effectively for retailers and consumers. In order to maintain and increase our competitive position within the marketplace we:

•	strategically locate tenants within each property to achieve a merchandising strategy that promotes traffic, cross-shopping and maximizes sales;

•	introduce new concepts to the property which may include restaurants, theaters, grocery stores, first-to-market retailers, and e-commerce retailers;

•	utilize our properties with the opportunities to add other potential uses such as residential, hospitality and office space to complement our retail experience;

•	invest capital to provide the right environment for our tenants and consumers, including aesthetic, technological, and infrastructure improvements; and

•	ensure our properties are clean, secure and comfortable.

A portion of our Core Retail business is owned through joint venture, partnership or other arrangements with institutional partners. Prospectively, as we recycle capital, our preference is to sell down interests in assets to institutional partners and to continue to manage the assets on behalf of ourselves and the investors. We believe that this strategy enables us to enhance returns on our capital through associated fees, which represent an important area of growth.

Our development pipeline is a significant component of value of our Core Retail business. We have development and redevelopment activities with an estimated cost to the company totaling approximately $638 million under construction and $537 million in the pipeline. We continue to evaluate a number of other redevelopment projects to further enhance the quality of our assets.

LP Investments
Through investments in Brookfield-sponsored real estate funds created to earn attractive returns, we have interests in various real estate sectors around the globe including office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing. Our ownership in these holdings ranges from 2% to 37%.

LP Investments - Office

Our LP Investments - Office business consists of 144 opportunistic office properties comprising of approximately 44 million square feet of office space in the United States, United Kingdom, Brazil and Asia. Our LP Investments - Office strategy is to acquire high-quality portfolios and/or in office properties at a discount to replacement cost or intrinsic value and execute strategies to increase occupancy and rental rates, expand on developments and achieve opportunistic returns through NOI growth and fair value appreciation.

LP Investments - Retail

Our LP Investments - Retail business is comprised of approximately 29 million square feet of opportunistic retail space across 47 properties across the United States and in select Brazilian markets. Similar to our LP Investments - Office business, our strategy is to acquire high-quality portfolios and/or retail properties at a discount to replacement cost or intrinsic value and execute strategies to increase occupancy and rental rates, expand on developments and achieve opportunistic returns through NOI growth and fair value appreciation.

Multifamily

Our multifamily business consists of 134 properties with over 43,400 multifamily units across the United States. Our strategy is to selectively develop properties in high growth, supply-constrained markets. We leverage our track record of successfully entitling land for development of multifamily properties and managing construction in order to maximize returns. We also seek opportunities to redevelop well-located, older assets and earn an attractive return on this capital by raising rents, which are still a significant discount to new products.

Mixed-use

Our mixed-use business consists of 50 properties with over 19 million square feet of mixed-use space in Asia, Europe and the United States. Similar to our LP Investments - Office business, our strategy is to acquire high-quality portfolios at a discount to replacement cost or intrinsic value and execute strategies to increase occupancy and rental rates, expand on developments and achieve opportunistic returns through NOI growth and fair value appreciation.

Logistics

Our logistics business consists of over 2 million square feet of logistics space across 2 properties, consisting of modern logistics assets in Brazil. Our logistics strategy is to acquire older generation logistics properties that we can redevelop into state-of-the-art product. We also seek to selectively develop projects in supply constrained markets that are critical to the global supply chain. We leverage our long track record of successfully entitling land in these markets and our global relationships with retailers and other logistics companies to negotiate anchor leases to support such projects.

Hospitality

Our hospitality business consists of interests in 156 hospitality assets with over 27,550 rooms across North America, Europe and Australia. Our strategy is to employ a disciplined approach to asset selection and target investments with significant value creation opportunities. We seek to invest in hotels and hospitality related ventures in which we can use our operational expertise to add value. These strategies include, but are not limited to, renovations, repositioning, rebranding, management modification, channel distribution management, expense control and creative capital structuring.

Triple Net Lease

Our triple net lease business consists of 329 properties that are leased to automotive dealerships across the United States and Canada on a triple net lease basis. Our strategy grow the business by acquiring new locations, upgrading existing facilities and constructing new stores.

Self-storage

Our self-storage business consists of 91 self-storage facilities comprising over 7 million square feet throughout the United States. Our strategy is to acquire new locations, and upgrade existing properties in order to meet and exceed target projections.

Student Housing

Our student housing business consists of 49 student housing properties with over 17,800 beds in the United Kingdom. Our student housing business operates in strong markets with highly ranked universities throughout the United Kingdom. Our strategy to grow this business through add-on acquisitions of properties, upgrading existing properties, and internalized facilities management and marketing.

Manufactured Housing

Our manufactured housing business consists of 136 manufactured housing communities with approximately 33,200 sites across the United States. Our strategy to grow this business through add-on acquisitions of properties, upgrading existing properties, and internalized facilities management and marketing.

Geographic Distribution
As of December 31, 2018, approximately 73% of our assets and 68% of our revenues originated from the United States with the remaining 27% of our assets and 32% of our revenues originating from Canada, Australia, United Kingdom, Europe, Brazil and Asia.

Distribution Policy

Our distribution policy is to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to recycle capital or raise external capital. We believe that a payout ratio of 80% of our FFO should accomplish this objective. We have invested a substantial amount of capital in development and redevelopment projects primarily in our Core Office and Core Retail segments. Once we realize stabilized cash flow from these initiatives, we expect the growth in our payout to meet our target range of 5% to 8% per annum.

We established our distribution level and our targeted distribution growth rate based on projections of the amount of FFO that we will generate in the short to medium term. These projections reflect the in-place cash flow of all of our investments and our capital investment plans. In a number of our operating entities, we are retaining operating cash flow for reinvestment. As a result, we are required to finance, in the short term, payment of our distributions to our unitholders. To maintain our distributions at the current level, we have a number of alternatives available to us, including (a) using borrowings under our committed revolving credit facilities; (b) electing to accrue and/or waive distributions to be made in respect of the Redemption-Exchange Units that are held by Brookfield Asset Management in accordance with the Property Partnership’s limited partnership agreement; (c) paying off all or a portion of the fees owed to the Service Providers pursuant to the Master Services Agreement through the issuance of our units and/or Redemption-Exchange Units; (d) paying of any equity enhancement distributions to Property Special LP through the issuance of Redemption-Exchange Units; and (e) utilizing distributions of other operating entities from cash flow from operations, asset sales and/or refinancings. We are not a passive investor and we typically hold positions of control or significant influence over assets in which we invest, enabling us to influence distributions from those assets.

On February 6, 2019, the Board of Directors of the BPY General Partner increased the quarterly distribution on our units to $0.33 per unit (or $1.32 per unit on an annualized basis). Despite our projections and the alternative methods available to maintain our distribution level, there can be no assurance that we will be able to maintain an annual distribution of $1.32 per unit or meet our target growth rate. Based on amounts received in distributions from our operating entities and our projected operating cash flow from our direct investments, our proposed distributions are significantly greater than such amounts.

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

Competition and Marketing

The nature and extent of competition we face varies from property to property and business to business. Our direct competitors include other office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing operating companies; public and private real estate companies and funds; commercial property developers and other owners of real estate that engage in similar businesses. In addition, we face competition in our retail business from alternatives to traditional mall shopping, particularly online shopping.

We believe the principal factors that our tenants consider in making their leasing decisions include: rental rates; quality, design and location of properties; total number and geographic distribution of properties; management and operational expertise; and financial position of the landlord. Based on these criteria, we believe that the size and scope of our operating entities, as well as the overall quality and attractiveness of our individual properties, enable us to compete effectively for tenants in our local markets. We benefit from using the “Brookfield” name and the “Brookfield” logo in connection with our marketing activities in as Brookfield has a strong reputation throughout the global real estate industry.

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

Environmental, Social and Governance

As a leading global owner and operator of high-quality real estate on a global basis, a strong environmental, social and governance, or ESG, culture has always been an integral part of how we operate our business. We believe that having a robust ESG strategy is crucial for us to create long-term value for our unitholders.
Brookfield has an effective economic interest in our business of approximately 54% and affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement. Brookfield encourages a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires tailored, local management and responsibility. The following are Brookfield’s and our partnership’s ESG principles:

•	Ensuring the well-being and safety of employees

◦
Employee Well-Being: Meet or exceed all applicable labor laws and standards, which includes respecting human rights, offering competitive wages and implementing nondiscriminatory, fully inclusive hiring practices.

◦	Health & Safety: Aim to have zero serious safety incidents by encouraging consistent health and safety principles across the organization.

•	Be good stewards

◦	Community Engagement: Engage with community groups to ensure that their interests, safety and well-being are appropriately integrated into our decision-making.

◦	Philanthropy: Empower employees to participate in - and use resources to give back to - local communities.

•	Mitigate the impact of operations on the environment

◦	Environmental Stewardship: Strive to minimize environmental impact and improve efficient use of resources over time.

◦

•	Conduct business according to the highest ethical and legal/regulatory standards

◦
Governance, Ethics and Fairness: Operate with high ethical standards by conducting business activities in compliance with applicable legal and regulatory requirements, and consistent with our Code of Business Conduct and Ethics.

◦	Transparency: Be accessible to our investors and stakeholders by being responsive to requests for information and timely in our communication.

ESG and the Investment Process

ESG culture is embedded throughout the investment process, starting with the due diligence of a potential investment through to the exit process. During the initial due diligence phase, Brookfield uses its operating expertise to identify material ESG risks and opportunities relevant to a potential investment. In completing these initial assessments, internal experts are used and, as needed, third-party consultants.

To ensure ESG considerations are fully integrated in the due diligence phase, the investment team prepares a detailed memorandum outlining the merits of the transaction and disclosing potential risks, mitigants and opportunities. Senior management of our Service Providers discuss material ESG issues and potential mitigation strategies, including bribery and corruption risks, health and safety risks, and legal risks, as well as environmental and social risks.

Post-acquisition, local management teams are accountable for the implementation of ESG initiatives within their operations. This ensures full alignment between responsibility, authority, experience and execution. This approach is particularly important given the wide range of industries and locations in which we invest that require tailored ESG risk identification and management systems to mitigate unique risks and capitalize on distinct opportunities.

Environmental Initiatives

We pride ourselves on contributing positively to local communities. This means we continually strive to minimize impact on the environment, while balancing the need for economic growth. We demonstrate respect for the natural environment and take steps to protect it by investing in green technologies, encouraging environmentally sound construction methods, and promoting strategies to minimize carbon footprint. Green initiatives in our Core Office portfolio include energy reduction, water conservation, recycling, enhanced indoor air quality, alternative transportation parking, environmentally friendly cleaning materials and erosion control.

Our commitment to sustainability and intelligent design has earned us global recognition. 90% of our eligible global office area has achieved a sustainability designation, including: 49 LEED certifications in our office portfolio, 43 Energy Star certifications in the U.S., 51 BOMA 360 office certifications in the U.S. and Canada, 32 NABERS certifications in Australia, 5 Green Star certifications and 3 BREEAM certifications.

Social Initiatives

    The health and safety of employees is a top priority. This is why we target zero serious safety incidents and foster a culture of safe practice and leadership. Safety training and protocols are constantly refined by our businesses, and health and safety incident metrics are reviewed regularly.

We believe that giving back is essential to doing good business. Across our operations in the U.S., Canada, Brazil, Europe, Asia and Australia, we enhance our communities by supporting cultural initiatives and hosting local events, and we encourage our business partners to do the same. Brookfield has a history of deep involvement in philanthropy and continually works to instill a culture of charitable giving and volunteerism among employees and business partners.

Governance Initiatives

    Upholding fair and effective business practices is a cornerstone of being a responsible global citizen. Our partnership has adopted strong governance practices to ensure our activities are conducted with the utmost honesty and integrity and in full compliance with all legal and regulatory requirements. Our Code of Business Conduct and Ethics and Anti-bribery and Corruption Policy set out the commitments expected by us. We maintain a reporting hotline to report suspected unethical, illegal or unsafe behavior.

We are also deeply aware of the benefits that diversity and inclusion add to a workplace and to our ability to achieve better business outcomes. We adopted a Positive Work Environment Policy, which consolidates Brookfield’s previous regional harassment policies into one global policy and sets a consistent and high standard across all jurisdictions by explicitly expressing commitment to maintaining a workplace free from discrimination, violence and harassment.

We are proud of the commitment we have made to ESG. The initiatives we undertake and the investments we make in building our business are guided by our core set of values around sustainable development and ESG, as we encourage a culture and organization that we believe can be successful today and in the future.

4.C.  ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart on the following page represents a simplified summary of our organizational structure as of December 31, 2018. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Asset Management holds units of our company have been omitted.

This chart should be read in conjunction with the explanation of our ownership and organizational structure on the following pages.

Brookfield Asset Management Inc.
(Brookfield Asset Management)
(Ontario)
LP Interest (1)
19.3%
Public
LP Interest (1)
80.7%
Brookfield Property Partners Limited
(BPY General Partner)
(Bermuda)
GP Interest
0.03%
Brookfield Property Partners L.P.
(our company)
(Bermuda)
Redeemable Preferred Shares
($420 million)
GP Interest
and LP Interest
Redemption-Exchange Units (1)
50.2%
Managing GP Units
49.2%
Brookfield Property Special L.P.
(Property Special LP)
(Bermuda)
Special LP Units 0.6%
Brookfield Property L.P.
(Property Partnership)
(Bermuda)
Holding Entities (2)
Public Class A Stock
GP Interest
99.9%
49.5%
Series B
Common
Brookfield BPY Holdings Inc.
(CanHoldco)
(Ontario)
Brookfield BPY Retail Holdings II Inc.
(Ontario)
Brookfield Property REIT Inc.
(BPR)
(Delaware)
BPY Bermuda Holdings IA Ltd.
(Bermuda)
BPY Bermuda Holdings II Limited
(Bermuda)
BPY Bermuda IV Holdings LP
(Delaware)
BP US REIT LLC
(Delaware)
BPY Bermuda New Holdings Limited
(Bermuda)
BPY Bermuda Holdings Limited
(Bermuda)
BPY Bermuda Holdings IV Limited
(Bermuda)
BPY Bermuda Holdings V Limited
(Bermuda)
BPY Bermuda Holdings VI Limited
(Bermuda)
Operating Entities (3)
Core Office
Brookfield Office Properties Inc. (4) 100%
Australia(5)……………………………. 100%
Europe …………………………………. 100%
Canary Wharf Group plc (6)……………... 50%
Brazil (7) ……………………………... 51%-67%
Core Retail
BPR (8) ……………………………………… 100%
LP Investments
LP Investments Office (9)…………… 19%-100%
Rouse Properties LLC ………………………. 50%
Brazil Retail …………………………………… 46%
LP Investments Retail … ……………21%-26%
Logistics (9) ………………………… 23%-31%
Multifamily (9) …………………….. 26%-37%
Hotels (9)……………………………. 19%-33%
Triple Net Lease ………………………….. 29%
Self-storage ………………………………… 26%
Student Housing ……………………… 19%-26%
Manufactured Housing ………………….… 26%
Finance Funds (10)……………………... 2%-18%
Mixed-Use ………………………….. 15%-31%

(1)
As of December 31, 2018, public holders own units of our company representing an 81% limited partnership interest in our company, and Brookfield owns the remaining units of our company, representing a 19% limited partnership interest in our company. Assuming the exchange of the Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism and the exchange of the issued and outstanding Exchange LP Units not held by us and the issued and outstanding BPR Units, Brookfield has a 54% interest in our company. On a fully-exchanged basis and taking into account the exchange of the issued and outstanding BPR Units, public holders (excluding the Class A Preferred Unitholder) would own units of our company representing a 42% interest in our company, the Class A Preferred Unitholder would own units of our company representing a 7% interest in our company and Brookfield would own the remaining units of our company, representing a 51% interest in our company. Brookfield also has an approximately 50% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units. On a fully-exchanged basis, our company would directly own 99% of the limited partnership interests in the Property Partnership.

(2)
The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield held $1.25 billion of redeemable preferred shares of Brookfield BPY Holdings Inc., or CanHoldco, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations, of which $330 million of the Class B Junior Preferred Shares and $500 million of the Class C Junior Preferred shares were redeemed during the year ended December 31, 2018. Brookfield holds $420 million of redeemable preferred shares as of December 31, 2018. In addition, Brookfield holds $15 million of preferred shares of CanHoldco and four wholly-owned subsidiaries of other Holding Entities, which preferred shares are entitled to vote with the common shares of the applicable entity. Brookfield has an aggregate of 3% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of any of the other applicable entities. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

(3)
Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2018.

(4)
The majority of our Core Office portfolio is held through Brookfield Office Properties, Inc. (“BPO”). We own 100% of its outstanding common shares and outstanding voting preferred shares as well as interests in certain series of its non-voting preferred shares.

(5)	Our Australian office business consists of our economic interest in certain of our Australian office properties not held through BPO.

(6)	Our interest in Canary Wharf is held through a joint venture owned 50% by our company and 50% by the Class A Preferred Unitholder.

(7)	Our Brazilian office business, includes 67% ownership of an office building in Rio de Janeiro, Brazil and our interest in an office building in the Faria Lima section of São Paulo, Brazil.

(8)
Our economic interest in BPR is 100% as BPR Units are intended to be economically equivalent to LP Units. Our voting interest is 91% of the voting stock of BPR through our 100% ownership of the BPR Class B and Class C shares. The balance of the voting rights in respect of BPR are held by the holders of the BPR Units.

(9)	Our economic interest set forth above is reflected as a range because our LP Investments are held through Brookfield-sponsored real estate funds in which we hold varying interests.

(10)	Our interest in one of our opportunistic real estate finance funds is owned by the Property Partnership.

The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating entities included in our organizational chart set out above under “- Organizational Chart”.

Name	Economic Interest(1)	Voting Interest(1)
Core Office
BPO(2)	100%	100%
Australia(3)	100%	—
Europe	100%	100%
Canary Wharf	50%	50%
Brazil	51% - 67%	51% - 67%
Core Retail
BPR	100%	100%
LP Investments
LP Investments - Office(4,5)	19% - 100%	—
Rouse	50%	33%
Brazil Retail(4)	46%	—
LP Investments - Retail(5)	21% - 26%	—
Logistics(4,5)	23% - 31%	—
Multifamily(4,5)	26% - 37%	—
Hospitality(4,5)	19% - 33%	—
Triple Net Lease(4,5)	29%	—
Self-storage(4,5)	26%	—
Student Housing(4,5)	19% - 26%	—
Manufactured Housing(4,5)	26%	—
Finance Funds(4,5)	2% - 18%	—
Mixed-Use(4,5)	15% - 31%	—

(1)	All interests are rounded to the nearest one percent and are calculated as at December 31, 2018.

(2)	Our interest in BPO consists of 100% of its outstanding common shares and outstanding voting preferred shares, as well as interests in certain series of its non-voting preferred shares.

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

(5)	Our economic interest set forth above is reflected as a range because our LP Investments are primarily held through Brookfield-sponsored real estate funds in which we hold varying interests.

Our Company

In connection with the Spin-off, we acquired from Brookfield Asset Management substantially all of its commercial property operations, including its office, retail, multifamily and logistics assets. We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. We are positioned to take advantage of Brookfield’s global presence, providing our unitholders with the opportunity to benefit from Brookfield’s operating experience, execution abilities and global relationships. As of December 31, 2018, Brookfield Asset Management has an effective economic interest in our business of approximately 54%.

Property Partnership

Our company’s sole direct investments are a managing general partnership interest in the Property Partnership and an interest in BP US REIT LLC. Our company serves as the managing general partner of the Property Partnership and has sole authority for the management and control of the Property Partnership.

Our company owns a direct 49% interest in the Property Partnership through ownership of Managing General Partner Units. Holders of our units other than Brookfield, including the Class A Preferred Unitholder and the holders of the AO LTIP Units and FV LTIP Units, hold the remaining economic interest in the Property Partnership. Brookfield’s interest in the Property Partnership includes a special limited partnership interest held by Property Special LP, a wholly-owned subsidiary of Brookfield Asset Management, which entitles it to receive equity enhancement distributions and incentive distributions from the Property Partnership. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Equity Enhancement and Incentive Distributions”.

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

Holding Entities

Our company indirectly holds its interests in our operating entities through the Holding Entities, most of which were formed in connection with the Spin-off. The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $420 million of redeemable preferred shares of CanHoldco, one of our Holding Entities, which it received as partial consideration for causing the Property Partnership to directly acquire substantially all of Brookfield Asset Management’s commercial property operations. In addition, on the Spin-off, Brookfield was issued $5 million of preferred shares of each of CanHoldco and four wholly-owned subsidiaries of other Holding Entities. The partnership has since redeemed $10 million of these preferred shares. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

Operating Sectors

Our business is organized in three sectors: Core Office, Core Retail and LP Investments. The capital invested in these sectors is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; and participation in private equity funds and consortiums. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

4.D.  PROPERTY, PLANTS AND EQUIPMENT

See Item 4.B. “Information on the Company - Business Overview”, Item 4.C. “Information on the Company - Organizational Structure”, Item 5.A. “Operating and Financial Review and Prospects - Operating Results” and Item 18 “Financial Statements”.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

OBJECTIVES AND FINANCIAL HIGHLIGHTS
INTRODUCTION

This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “ partnership”, “we”, “us”, or “our”) covers the financial position as of December 31, 2018 and 2017 and results of operations for the years ended December 31, 2018, 2017, and 2016. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as of December 31, 2018 and 2017 and each of the years ended December 31, 2018, 2017, and 2016 (the “Financial Statements”) and related notes contained elsewhere in this Form 20-F.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.

BASIS OF PRESENTATION
Our sole direct investments are a 49% managing general partnership unit interest in Brookfield Property L.P. (the “Operating Partnership”) and an interest in BP US REIT LLC. As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. On July 1, 2018, the partnership realigned its LP Investments segment (formerly referred to as Opportunistic) to include the corporate function of the Brookfield-sponsored real estate opportunity funds, previously included in the Corporate segment, to more closely align with the how the partnership now presents financial information to the chief operating decision maker (“CODM”) and investors. As of December 31, 2018, the partnership is organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), BPY AO LTIP of the Operating Partnership (“AO LTIP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”) and Class A stock, par value $0.01 per share, of Brookfield Property REIT Inc. (“BPR” or “BPR Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, AO LTIP Units, Exchange LP Units and BPR Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPR Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPR Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”), as the holders of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units.We present the Exchange LP Units as a component of non-controlling interests. BPR Units provide their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPR Units exercise this right, our partnership has the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPR Units participates in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPR Units as a component of non-controlling interest.

This MD&A includes financial data for the year ended December 31, 2018 and includes material information up to the date of this Form 20-F. Financial data has been prepared using accounting policies in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in China Xintiandi. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

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

OVERVIEW OF OUR BUSINESS
We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. With approximately 19,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including in our:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	142 premier properties	●	124 best-in-class malls and urban retail properties
●	96 million square feet	●	121 million square feet
●	94% occupancy	●	97% occupancy
●	8.3 year average lease term

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and / or properties with significant value-add
●	43,400 multifamily units(1)	●	50 mixed-use properties(1)
●	156 hospitality properties	●	49 student housing properties
●	329 triple-net-lease assets	●	144 office properties
●	91 self-storage properties	●	47 retail properties

(1)	The 70 multifamily assets with approximately 23,000 units acquired in connection with the Forest City acquisition are included in Multifamily rather than Mixed-use within this table.

Our diversified Core portfolios consist of high-quality office and retail assets in some of the world’s most dynamic markets which have stable cash flow as a result of their long-term leases. We target between a 10% and 12% total return on our Core portfolios. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we target earning between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. We currently have approximately 10 million square feet of active development projects underway with another 11 million square feet in planning stages. Our development track record reflects successful completions on time and on budget. We expect that this portion of our balance sheet will be meaningful to earnings growth in our Core businesses throughout the next five to ten years as projects reach completion and begin to contribute rental revenue to our earnings.

Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average gross 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from a gain recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. The combination of these gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions.

Overall, we seek to earn leveraged after-tax total returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow, distribution growth and capital appreciation. With our diversified cash flow profile from our Core Office, Core Retail, and LP Investments portfolios, our goal is to pay an attractive annual distribution to our unitholders and to grow our distribution by 5% to 8% per annum. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, reflect changes in market conditions, or portfolio premiums realized upon sale of these assets. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

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

PERFORMANCE MEASURES
We expect to generate returns to unitholders from a combination of healthy distributions and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations and distributions from return of capital and realization events from our LP Investments portfolio, we expect to be able to increase distributions at the targeted rate of 5% to 8% per annum to unitholders to provide them with an attractive total return on their investment.

We also consider the following items to be important drivers of our current and anticipated financial performance:

•	increases in occupancies by leasing vacant space and pre-leasing active developments;

•	increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	debt capital at a cost and on terms conducive to our goals;

•	equity capital at a reasonable cost;

•	new property acquisitions and other investments that fit into our strategic plan; and

•	opportunities to dispose of peak value or non-core assets.

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

To measure our performance against these targets, as described above, and measure our operating performance, we focus on NOI, same-property NOI, funds from operations (“FFO”), Company FFO, net income attributable to Unitholders and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•
NOI: revenues from our commercial properties operations less direct commercial property expenses (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses (“Hospitality NOI”).

•
Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.

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

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method and the FFO that would have been attributable to the partnership’s shares of GGP Inc. (“GGP”) if all outstanding warrants of GGP were exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter of 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership's settlement of the warrants on such basis which occurred in the fourth quarter of 2017.

•	Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 71.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income on page 71 as we believe net income is the most comparable measure. We do not use FFO as a measure of cash flow generated from operating activities.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile FFO to Company FFO on page 71.

Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. We reconcile Net income attributable to Unitholders to net income on page 71 and Equity attributable to Unitholders to total equity on page 72.

FAIR VALUE OF INVESTMENT AND HOSPITALITY PROPERTIES

Investment properties
We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income as mentioned above. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

Substantially all of our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office, retail and logistics assets are typically valued using a discounted cash flow methodology while our multifamily, triple net lease, self-storage, student housing and manufactured housing assets are typically valued using a direct capitalization methodology.

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our core real estate portfolio having a combined 95.2% occupancy level and an average seven year lease life. Valuation assumptions, such as discount rates and terminal value multiples, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

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

Valuation methodology
All of our valuations are subject to various layers of review and controls as part of our financial reporting processes. These controls are part of our system of internal control over financial reporting that is assessed by management on an annual basis. Under the discounted cash flow model, the base cash flows are determined as part of our annual business planning process, prepared within each operating business and reviewed by the senior management teams responsible for each segment, along with senior investment professionals responsible for the relevant asset classes. Valuation assumptions such as discount rates and terminal capitalization rates are compared to market data, third party reports, research material and broker opinions as part of the review process.

External valuations
We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During 2018 for instance, we obtained external appraisals of 93 of our properties representing a gross property value of $36 billion (or 19% of the portfolio). These external appraisals were within 1% of management’s valuations. In addition, in connection with the acquisition of GGP, we engaged an external appraiser to value our Core Retail portfolio as of the date of the transaction, August 28, 2018. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance for the years ended December 31, 2018, 2017, and 2016 and our financial position as of December 31, 2018, and 2017. Further details on our results from operations and our financial position are contained within the “Segment Performance” section on page 75.

The following acquisitions and dispositions of consolidated properties affected our consolidated results in the comparative periods for the years ended December 31, 2018, 2017, and 2016:

In our Core Office segment:

•
In the fourth quarter of 2018, we sold 10 Shelley Street in Sydney for A$533 million ($379 million) and realized a gain of A$149 million ($104 million). We sold 12 Shelley Street in Sydney for A$270 million ($192 million) and realized a gain of A$111 million ($78 million). We sold Queen’s Quay Terminal in Toronto for C$261 million ($191 million) and realized a gain of C$173 million ($127 million). We sold our 25% interest in Jean Edmonds Tower in Ottawa for C$47 million ($34 million) and realized a gain of C$5 million ($4 million).

•
In the fourth quarter of 2018, we launched Brookfield Premier Real Estate Partners Pooling LLC Australia (“BPREP Australia”), an open-ended fund. We contributed interests in Jessie Street, 52 Goulburn Street and 680 George Street in Sydney and 235 St Georges Terrace in Perth to BPREP Australia. Our interest in BPREP Australia is 48%, with the remaining interests of 12% and 40% held by Brookfield Asset Management and external investors, respectively. We will continue to consolidate the properties contributed to BPREP Australia, except for 680 George Street, which we will continue to account for under the equity method.

•	In the third quarter of 2018, we acquired a development in the South Bronx, New York for consideration of $166 million.

•
In the third quarter of 2018, the partnership sold 27.5% of our interest in a portfolio of operating and development assets in New York. We retain control over and will continue to consolidate these assets after the sale. The interest was sold to our parent, which is currently in the process of syndicating its entire 27.5% equity interest to third-party investors.

•	In the first quarter of 2018, we acquired 333 West 34th Street in New York for $255 million through a joint venture with Brookfield Premier Real Estate Partners Pooling LLC (“BPREP”).

•
In the first quarter of 2018, we sold a 50% interest in Bay Adelaide Centre East and West Towers in Toronto for approximately C$850 million ($660 million) and we sold our interest in 1801 California Street in Denver for $286 million.

•	In the fourth quarter of 2017, we sold a 49% interest in One Liberty Plaza in New York for approximately $742 million and a realized gain of $171 million.

•	In the third quarter of 2017, we sold 20 Canada Square in London for approximately £410 million ($537 million) and realized a gain of approximately £71 million ($93 million).

•	In the third quarter of 2016, we sold One Shelley Street in Sydney for A$525 million ($398 million) for a realized gain of A$174 million ($132 million).

•
In the first quarter of 2016, we sold World Square Retail in Sydney for A$285 million ($206 million) and a realized gain of A$147 million ($112 million) and Royal Centre in Vancouver for C$428 million ($312 million) and a realized gain of C$234 million ($171 million).

In our Core Retail segment:

•
In the fourth quarter of 2018, we sold a 49% interest in Fashion Place in Utah for approximately $594 million. We retained joint control of the resulting joint venture and account for our remaining interest as an equity accounted investment.

•
On August 28, 2018, we acquired all of the outstanding shares of common stock of GGP (“GGP acquisition”) other than those shares previously held by the partnership and our affiliates, which represented a 34% interest in GGP prior to the acquisition. In the transaction, former GGP shareholders elected to receive, for each GGP common share, subject to proration, either $23.50 in cash or either one LP Unit or one BPR Unit. As a result of the GGP acquisition, approximately 161 million BPR Units and 88 million LP Units were issued to former GGP shareholders. BPR Units represent a publicly traded U.S. REIT security structured to provide an economic return equivalent to LP Units. BPR Units provide their holders with the right to request that their units be redeemed for cash consideration. In the event BPR stockholders exercise this right, an affiliate of our partnership has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. As a result, BPR Units participate in earnings and distributions on a per share basis equivalent to the per unit participation of LP Units of our partnership. We present BPR Units as a component of non-controlling interest. We consolidated the results from BPR beginning August 28, 2018. The previous investment, which was reflected as an equity accounted investment, was derecognized at the time of acquisition.

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

In our LP Investments segment:

•	In the fourth quarter of 2018, we sold a logistics portfolio in the U.S. for approximately $3.4 billion and a realized gain of approximately $1.1 billion.

•
In the fourth quarter of 2018, we acquired a portfolio of mixed-use asset across the U.S. (“Forest City acquisition”) for consideration of $6,948 million, a student housing portfolio in France for consideration of €279 million ($318 million) and a hotel in Florida for consideration of $222 million.

•
In the third quarter of 2018, we acquired a 100% leasehold interest in 666 Fifth Avenue, a commercial office asset in New York, for consideration of $1,252 million, and two community malls in Shanghai for consideration of C¥728 million ($110 million).

•	In the third quarter of 2018, we sold a portfolio of 112 self-storage properties for approximately $1.3 billion, realized a gain of approximately $292 million.

•	In the second quarter of 2018, we acquired an office building in Chicago for consideration of $35 million and an office portfolio in Mumbai for consideration of ₨2,726 million ($41 million).

•
In the first quarter of 2018, we acquired a portfolio of extended stay hotels across the U.S. for consideration of $764 million, a portfolio of student housing properties in the United Kingdom for consideration of £518 million ($739 million) and a United Kingdom based owner and operator of serviced apartments for consideration of £209 million ($287 million).

•	In the first quarter of 2018, we sold the Hard Rock Hotel and Casino in Las Vegas for $510 million.

•	In the fourth quarter of 2017, we sold a logistics portfolio in Europe for approximately €$2.4 billion ($2.8 billion) and a realized gain of approximately €1.0 billion ($1.2 billion).

•
In the fourth quarter of 2017, we acquired a portfolio of office assets in Mumbai for consideration of Rs6,623 million ($102 million), a mixed-use complex in Houston for consideration of $819 million, a hotel property in Toronto for consideration of C$335 million ($270 million), and two office assets in San Jose, California for consideration of $127 million.

•
In the second quarter of 2017, we entered into an amended management agreement with our co-investors in our Brazilian retail portfolio, Brookfield Brazil Retail Fundo de Investimento em Participações (“Brazil Retail”). As a result of the terms of the agreement, we now jointly control the portfolio with our co-investors. As such, we no longer consolidate this investment and account for our investment in Brazil Retail as an equity accounted investment.

•	In the second quarter of 2017, we acquired an additional portfolio of student housing properties in the United Kingdom for £299 million ($385 million).

•
In the first quarter of 2017, we acquired a portfolio of manufactured housing communities across the U.S. for consideration of approximately $768 million and a portfolio of office properties across the U.S. for consideration of approximately $214 million.

•
In the fourth quarter of 2016, we acquired the International Finance Center Seoul (“IFC”), a 5.4 million square feet mixed-use complex (office, retail, hotel) for consideration of approximately ₩2,497 billion ($2,112 million).

•	In the third quarter of 2016, we sold a portfolio of hotel assets in Germany for net proceeds of approximately €240 million ($268 million) and a realized gain of €96 million ($107 million).

•
During the second quarter of 2016, we acquired a portfolio of student housing properties in the United Kingdom for approximately £273 million ($397 million), the Vintage Estate hotel and specialty retail center in Napa Valley, CA for $197 million and an additional portfolio of self-storage facilities for consideration of $151 million.

•	During the first quarter of 2016, we acquired a portfolio of self-storage facilities across the United States for consideration of approximately $320 million, including the assumption of debt.

The following acquisitions and dispositions of our equity accounted investments affected our income from unconsolidated properties results in the years ended December 31, 2018, 2017, and 2016:

In our Core Office segment:

•	In the fourth quarter of 2017, following the sale of a 49% interest in One Liberty Plaza in New York as described above, we reclassified our remaining 51% to equity accounted investments.

•	In the second quarter of 2017, we sold our equity accounted investment in 245 Park Avenue in Midtown New York for net proceeds of approximately $680 million.

•
In the first quarter of 2017, we sold a 50% interest in the Principal Place - Commercial development for £346 million ($429 million) and realized a gain of £164 million ($203 million). We retained joint control of the resulting joint venture and account for our remaining interest as an equity accounted investment.

In our Core Retail segment:

•
In the fourth quarter of 2018, we sold a 49% interest in Fashion Place in Utah as described above. We retained joint control of the resulting joint venture and account for our remaining interest as an equity accounted investment.

In our LP Investments segment:

•
In the second quarter of 2017, as mentioned above, we entered into an amended management agreement with our co-investors in Brazil Retail. As a result of the terms of the agreement, we now jointly control the portfolio with our co-investors. Our investment in Brazil Retail is accounted for as an equity accounted investment.

For the purposes of the following comparison between the years ended December 31, 2018, 2017, and 2016, the above transactions are referred to as the property transactions. In addition to the property transactions, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

Summary of Operating Results

(US$ Millions)	2018	2017	2016
Net income	$3,654	$2,468	$2,717
Net income attributable to Unitholders(1)	1,978	375	1,793
NOI(1)	3,869	3,144	2,755
FFO(1)	866	873	895
Company FFO(1)	1,179	1,017	967

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 59. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 71.

Net income for the year ended December 31, 2018 increased to $3,654 million from $2,468 million during 2017. Net income per unit attributable to Unitholders for the year ended December 31, 2018 was $2.28 compared with $0.48 during 2017. The increase is primarily attributable to incremental NOI from the GGP acquisition and property transactions since prior year. Also contributing to higher NOI is leasing activity from our existing investments, particularly in our India office portfolio, and our Core Office assets in Downtown New York and Toronto at average rents higher than expiring rents, as well as our hospitality assets from property upgrades in the prior year. There were also fair value gains recognized in our LP investments segment, primarily from the sale of our U.S. logistics portfolio and on our office portfolio in India due to the completion of several developments and leasing activity. These increases were partially offset by the negative impact of foreign currency translation.

Net income for the year ended December 31, 2017 decreased to $2,468 million from $2,717 million during 2016. Net income per unit attributable to Unitholders for the year ended December 31, 2017 was $0.48 compared with $2.30 during 2016. The decrease is primarily attributable to a material deferred tax recovery in 2016 relating to the reorganization of the partnership’s interest in certain subsidiaries compared to a income tax expense in 2017. This decrease was partially offset by higher fair value gains in 2017 from our LP Investments, primarily from the sale of our European logistics portfolio, and our office assets in India and South Korea.

FFO decreased slightly to $866 million for the year ended December 31, 2018 from $873 million in 2017. The decrease was driven by higher interest expense due to the GGP acquisition and property transactions, higher transaction costs primarily due to the GGP acquisition and Forest City acquisition, general and administrative costs from the property transactions and the negative impact of foreign currency translation. These decrease were partially offset by the incremental NOI as mentioned above and strong same-store growth in our Core Office segment.

FFO decreased to $873 million for the year ended December 31, 2017 from $895 million in 2016. The decrease was driven by dispositions of mature assets throughout the period and an increase in interest expense due to a higher weighted-average interest rate on our variable rate secured debt obligations. These decreases were partially offset by property transactions in our Core Office and LP Investments segments, as well as positive same-property growth in our Core Office and Core Retail segments.

Operating Results

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Commercial property revenue	$5,043	$4,192	$3,624
Hospitality revenue	1,913	1,648	1,561
Investment and other revenue	283	295	167
Total revenue	7,239	6,135	5,352
Direct commercial property expense	1,851	1,617	1,394
Direct hospitality expense	1,236	1,079	1,036
Investment and other expense	26	138	1
Interest expense	2,464	1,967	1,681
Depreciation and amortization	308	275	240
General and administrative expense	1,032	614	569
Total expenses	6,917	5,690	4,921
Fair value gains, net	2,466	1,254	692
Share of net earnings from equity accounted investments	947	961	1,019
Income before income taxes	3,735	2,660	2,142
Income tax expense (benefit)	81	192	(575)
Net income	3,654	2,468	2,717
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	1,676	2,093	924
Net income attributable to Unitholders(1)	$1,978	$375	$1,793

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 59. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section starting on page 71.

Our basic and diluted net income per unit attributable to Unitholders and weighted average units outstanding are calculated as follows:

(US$ Millions, except per units information) Years ended Dec. 31,	2018	2017	2016
Net income attributable to Unitholders – basic(1)	$1,978	$375	$1,793
Dilutive effect of conversion of capital securities – corporate and options(2)	27	—	39
Net income attributable to Unitholders – diluted	2,005	375	1,832
Weighted average number of units outstanding – basic(1)	866.9	774.7	780.8
Conversion of capital securities – corporate and options(2)	18.5	1.2	34.8
Weighted average number of units outstanding – diluted	885.4	775.9	815.6
Net income attributable to Unitholders per unit – basic(1)(3)	$2.28	$0.48	$2.30
Net income attributable to Unitholders per unit – diluted(2)(3)	$2.26	$0.48	$2.25

(1)
Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.

(2)	The effect of the conversion of capital securities is anti-dilutive for the year ended December 31, 2017.

(3)	Net income attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 59.

Commercial property revenue and direct commercial property expense
In 2018, commercial property revenue increased by $851 million compared to 2017 due to the GGP acquisition, property acquisitions in our LP Investments segment, same-property growth in our Core Office segment and leasing activity in our LP Investments portfolio, primarily in India, offset by property dispositions in our Core Office segment and the negative impact of foreign currency translation. The GGP acquisition resulted in consolidation of the investment which contributed $511 million to commercial property revenue as compared to nil in 2017 as the investment was previously accounted for under the equity method. The property transactions contributed to a $151 million increase in revenue. Our Core Office portfolio generated 5.9% same-property growth, largely driven by leasing activity in Downtown New York and Toronto. Same-property growth in our Core Office segment contributed $56 million over 2017.

In 2017, commercial property revenue increased by $568 million compared to 2016, as a result of property acquisitions in our LP Investments segment, same-property growth in our Core Office segment and the impact of foreign currency translation, offset by property dispositions primarily in our Core Office segment. The property transactions contributed to a $686 million increase in revenue.

Direct commercial property expense increased by $234 million largely due to additional expenses relating to the GGP acquisition and property transactions. Margins in 2018 were 63.3%; an improvement of 1.9% compared to 2017 and an improvement of 1.8% compared to 2016.

Commercial property NOI increased to $3,192 million for the year ended December 31, 2018 compared with $2,575 million during 2017. The increase was primarily driven by the GGP acquisition, property acquisitions and same-property growth offset by the disposition of mature assets and the deconsolidation of certain assets following partial dispositions and the negative impact of foreign currency translation.

Hospitality revenue and direct hospitality expense

Hospitality revenue increased to $1,913 million for the year ended December 31, 2018 from $1,648 million in 2017. Direct hospitality expense increased to $1,236 million in 2018 from $1,079 million in 2017. Margins were 35.4%, an improvement of 0.9% over 2017 and 1.8% over 2016. The increase was primarily a result of property transactions and the impact of redevelopment initiatives, as well as lower revenues from the impact of Hurricane Irma at the Atlantis during the third quarter of 2017, partially offset by the disposition of the Hard Rock Hotel and Casino in Las Vegas.

Hospitality revenue increased to $1,648 million for the year ended December 31, 2017 from $1,561 million in 2016. Direct hospitality expense increased to $1,079 million in 2017 from $1,036 million in 2016. These increases were primarily a result of property transactions and completed renovations at certain properties partially offset by the impact of Hurricane Irma at the Atlantis hotel in the Bahamas and lower bookings due to renovations at certain properties.

Hospitality NOI increased to $677 million for the year ended December 31, 2018 compared to $569 million during the same period in the prior year. The increase is primarily due to property transactions partially offset by the negative impact of foreign currency translation.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue decreased by $12 million for the year ended December 31, 2018 as compared to the prior year. The decrease is primarily due to higher revenue recorded in the prior period from the sale of develop-for-sale assets in our multifamily and logistics businesses, as these types of sales are sporadic in nature. These decreases were partially offset by higher management fee revenue and land sales revenue from our Core Retail segment, increased property management fee revenue from our continued management of 245 Park Avenue following its sale in the second quarter of 2017 and One Liberty Plaza in New York following the partial disposition in the fourth quarter of 2017, as well as increased asset management fees from development projects.

Investment and other revenue increased by $128 million for the year ended December 31, 2017 as compared to 2016. The increase was primarily due to income from the sale of develop-for-sale assets in our multifamily and logistics businesses in 2017 contributing $136 million, partially offset by a foreign exchange gain of $12 million recognized on the sale of a partial interest in the Potsdamer Platz mixed-use portfolio in Berlin in the prior year.

Investment and other expense decreased by $112 million for the year ended December 31, 2018 as compared to the prior year. The decrease is due to expenses associated with the sale of develop-for-sale assets in our multifamily and logistics businesses in 2017 as mentioned above partially offset by expenses due to our manufactured housing home sales.

Investment and other expense increased by $137 million for the year ended December 31, 2017 as compared to 2016. The increase is primarily due to $138 million of expenses associated with the sale of develop-for-sale assets in our multifamily and logistics businesses which sold in 2017 as mentioned above.

Interest expense
Interest expense increased by $497 million for the year ended December 31, 2018 as compared to the prior year. These increases were due to the assumption of debt obligations as a result of the GGP acquisition and property acquisitions, incremental debt raised from temporary drawdowns on our credit facilities to source the capital required for acquisitions and through refinancings on individual properties, as well as an increase in the weighted average variable interest rate during the year. These increases were partially offset by disposition activity.

Interest expense increased by $286 million for the year ended December 31, 2017 as compared to 2016. This was due to the assumption of debt obligations as a result of acquisition activity, incremental debt raised from temporary drawdowns on our credit facilities to source the capital required for acquisitions during the year and through refinancings on individual properties, as well as an increase in the weighted-average variable interest rate. These increases were partially offset by disposition activity.

General and administrative expense
General and administrative expense increased by $418 million for the year ended December 31, 2018 compared to the prior year and increased by $45 million for the year ended December 31, 2017 compared to 2016. These increases were primarily attributable to operating and transaction costs related to property transactions.

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

Fair value gains, net for our Core Office segment in the year ended December 31, 2018 were $108 million. These gains primarily related to our Sydney and Toronto portfolios based on recent market transactions and leasing activity, and gains from disposition of an interest in Bay Adelaide Centre East and West Towers in Toronto and 1801 California Street in Denver. These gains were partially offset by losses in our Downtown New York portfolio.

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

Fair value gains, net were recognized for Core Retail for the year ended December 31, 2018, relating to a bargain gain recognized on the GGP acquisition.

Fair value losses, net for the Core Retail segment in 2017 and 2016 relate to the depreciation of our warrants in GGP which fluctuated with changes in the market price of the underlying shares. In 2017, the loss of $268 million is reflective of the loss in the fair value of the warrants up until October 6, 2017, when we exercised our warrants.

Fair value gains, net for the LP Investments segment in 2018 was $1,785 million. Total net gains were attributable to the sale of our U.S. logistics portfolio in the fourth quarter of 2018 and in our office portfolio in India, due to leasing activity and the completion of several developments during the period as well as the sale of a self-storage portfolio. In the second quarter of 2018, we recorded a gain on extinguishment of debt associated with the sale of the Hard Rock Hotel and Casino. These increases were partially offset by fair value losses on our retail portfolio.

               We recognized fair value gains, net of $2.3 billion in 2017. These gains were driven by a $1.2 billion fair value gain recognized on the sale of a logistics portfolio in Europe. Additionally, we recorded fair value gains in our India office portfolio, as a result of improved market conditions and IFC in South Korea as a result of improved leasing activity. Fair value gains, net include $162 million of bargain purchase gains, of which $149 million resulted from changes in underlying market conditions between the date of agreeing the transaction price and closing of the acquisition and $13 million resulted from our ability to execute on a portfolio acquisition.

In the year ended December 31, 2016, we recognized gains primarily related to the sale of Hard Rock trademarks and the sale of a portfolio of hospitality assets in Germany. Additionally, we recorded valuation gains in our office, self-storage and triple net lease portfolios due to strengthened valuation metrics, as supported by comparable market and transaction data.

In addition, we recorded fair value gains of $161 million (December 31, 2017 - fair value losses of $36 million and December 31, 2016 - fair value gains of $6 million), primarily related to obtaining control over Brookfield Global Real Estate Special Opportunities Inc. (“BGRESOI”) after converting our loan interest in the entity and becoming 100% common equity holder during the year ended December 31, 2018. The prior years consisted of primarily mark-to-market adjustments on financial instruments and the settlement of derivative contracts during the year.

Share of net earnings from equity accounted investments
Our most material equity accounted investments are Canary Wharf and Manhattan West in our Core Office sector, Ala Moana Center in Hawaii, Fashion Show and Grand Canal Shoppes in Las Vegas in our Core Retail segment and the Diplomat hotel and our interest in the second value-add multifamily fund in our LP Investments segment.

Our share of net earnings from equity accounted investments was $947 million for the year ended December 31, 2018. This represents a decrease of $14 million compared to prior year. The decrease was primarily driven by valuation losses recognized on our Core Retail portfolio for the periods prior to the GGP acquisition, when our 34% interest in GGP was equity accounted. This decrease was partially offset by same store growth in our Core Office portfolio, primarily in New York and Berlin.

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

Income tax expense (benefit)
The decrease in income tax expense for the year ended December 31, 2018 compared to the prior year primarily relates to a deferred tax benefit as a result of the acquisition of a controlling interest in GGP partially offset by higher income tax expense on current year operations.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 59, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles NOI to net income for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Commercial property revenue	$5,043	$4,192	$3,624
Direct commercial property expense	(1,851)	(1,617)	(1,394)
Commercial property NOI	3,192	2,575	2,230
Hospitality revenue	1,913	1,648	1,561
Direct hospitality expense	(1,236)	(1,079)	(1,036)
Hospitality NOI	677	569	525
Total NOI	3,869	3,144	2,755
Investment and other revenue	283	295	167
Share of net earnings from equity accounted investments	947	961	1,019
Interest expense	(2,464)	(1,967)	(1,681)
Depreciation and amortization	(308)	(275)	(240)
General and administrative expenses	(1,032)	(614)	(569)
Investment and other expense	(26)	(138)	(1)
Fair value gains, net	2,466	1,254	692
Income before income taxes	3,735	2,660	2,142
Income tax (expense) benefit	(81)	(192)	575
Net income	3,654	2,468	2,717
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	1,676	2,093	924
Net income attributable to Unitholders	$1,978	$375	$1,793

The following table reconciles net income to FFO and Company FFO for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Net income	$3,654	$2,468	$2,717
Add (deduct):
Fair value gains, net	(2,466)	(1,254)	(692)
Share of equity accounted fair value gains, net	(114)	(82)	(139)
Depreciation and amortization of real-estate assets	264	244	212
Income tax expense (benefit)	81	192	(575)
Non-controlling interests in above items	(553)	(695)	(628)
FFO	866	873	895
Add (deduct):
Depreciation and amortization of real-estate assets, net(1)	35	27	26
Transaction costs, net(1)	221	41	44
Gains/losses associated with non-investment properties, net(1)	6	—	(46)
Imputed interest(2)	51	38	—
Net contribution from GGP warrants(3)	—	38	48
Company FFO	$1,179	$1,017	$967

(1)	Presented net of non-controlling interests.

(2)	Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

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

Summary of Financial Position

(US$ Millions, except per unit information)	Dec. 31, 2018	Dec. 31, 2017
Investment properties:
Commercial properties	$76,014	$48,780
Commercial developments	4,182	2,577
Equity accounted investments	22,698	19,761
Property, plant and equipment	7,506	5,457
Cash and cash equivalents	3,288	1,491
Assets held for sale	1,004	1,433
Total assets	122,520	84,347
Debt obligations	63,811	36,884
Liabilities associated with assets held for sale	163	1,316
Total equity	46,740	35,124
Equity attributable to Unitholders(1)	$28,284	$22,186
Equity per unit(2)	$28.72	$30.74

(1)	Equity attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 59.

(2)	Assumes conversion of mandatorily convertible preferred shares. See page 74 for additional information.

As of December 31, 2018, we had $122,520 million in total assets, compared with $84,347 million at December 31, 2017. The increase of $38,173 million reflects the aforementioned property transactions since the prior year, primarily due to the GGP acquisition.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties increased from $48,780 million at the end of 2017 to $76,014 million at the end of the current year. The increase was largely due to the GGP acquisition and property transactions, as well as incremental capital spent to maintain or enhance properties, and valuation gains within our LP Investments portfolio. This was offset by the full or partial disposition of certain assets during the current year and the negative impact of foreign currency translation based on closing spot rates.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $4,182 million at December 31, 2018, an increase of $1,605 million from the balance at December 31, 2017. The increase was primarily attributable to the GGP acquisition and property transactions, incremental capital spend on our active developments, and a gain recognized at 100 Bishopsgate in London as the development is nearing completion.

The following table presents the changes in investment properties from December 31, 2017 to December 31, 2018:

	Dec. 31, 2018
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$48,780	$2,577
Acquisitions	31,783	1,658
Capital expenditures	1,098	1,185
Dispositions(1)	(4,115)	(451)
Fair value gains, net	784	462
Foreign currency translation	(1,387)	(121)
Transfer between commercial properties and commercial developments	1,123	(1,123)
Reclassifications to assets held for sale and other changes(2)	(2,052)	(5)
Investment properties, end of year	$76,014	$4,182
(1) Property dispositions represent the carrying value on date of sale.
(2) A portfolio of self storage assets across the U.S. was reclassified to assets held for sale in the second quarter of 2018 and sold in the third quarter of 2018. Queens Quay Terminal in Toronto and our 25% interest in Jean Edwards tower were reclassified to assets held for sale in the second quarter of 2018 and both sold in the fourth quarter of 2018.

Equity accounted investments increased by $2,937 million since December 31, 2017 as a result of significant transaction activity in the current year, including:

•
In connection with the acquisition of GGP, our former equity accounted investment balance was derecognized as of August 28, 2018, as the investment was consolidated as of this date. In advance of the acquisition, GGP entered into a number of joint venture arrangements related to the sale of partial interests in certain properties, which are now accounted for under the equity method;

•
The partnership obtained control of Forest City Realty Trust during the fourth quarter of 2018. The partnership is consolidating the financial results of Forest City, including its interests in properties held through joint ventures; and

•	In addition, this net increase was offset by the weakening of the British Pound against the U.S. Dollar, primarily impacting our investment in Canary Wharf.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Dec. 31, 2018
Equity accounted investments, beginning of year	$19,761
GGP joint ventures acquired from business acquisition(1)	10,829
Deconsolidation of pre-acquisition GGP equity interest(1)	(8,345)
Additions	2,174
Disposals and return of capital distributions	(1,304)
Share of net earnings from equity accounted investments	947
Distributions received	(518)
Foreign currency translation	(395)
Reclassification to assets held for sale(2)	(567)
Other comprehensive income and other	116
Equity accounted investments, end of year	$22,698

(1)
During the third quarter of 2018, we acquired the outstanding shares of common stock of GGP other than those shares previously held by our partnership, representing a 34% interest in GGP prior to the acquisition. As a result of the acquisition, GGP’s interest in joint ventures of $10,829 million was added to the balance of equity accounted investments, offset by the deconsolidation of the partnership’s 34% interest of $7,843 million and fair value loss of $502 million from adjusting the partnerships interest in GGP to its fair value immediately prior to acquiring control. See Note 4, Acquisition of GGP Inc., for further information.

(2)
The partnership’s interest in CXTD was reclassified to assets held for sale in the fourth quarter of 2018. The partnership’s interest in 245 Park Avenue in Midtown New York was reclassified to assets held for sale in the first quarter of 2017 and sold in the second quarter of 2017.

 Property, plant and equipment increased by $2,049 million since December 31, 2017, primarily as a result of property transactions, capital spend at our properties and revaluation gains recognized at our hospitality assets, primarily the Atlantis and Center Parcs UK. These increases were offset by the negative impact of foreign currency translation related to our Center Parcs UK portfolio and depreciation expense during the current year.

As of December 31, 2018, assets held for sale included ten office assets in the U.S., three office assets in Brazil, two triple-net lease assets in the U.S. and an equity accounted investment within our LP Investments portfolio, as we intend to sell controlling interest in these assets to third parties in the next 12 months.

The following table presents changes in our assets held for sale from December 31, 2017 to December 31, 2018:

(US$ Millions)	Dec. 31, 2018
Balance, beginning of year	$1,433
Reclassification to/(from) assets held for sale, net	2,382
Disposals	(2,819)
Fair value adjustments	81
Foreign currency translation	(32)
Other	(41)
Assets held for sale	$1,004

Our debt obligations increased to $63,811 million as at December 31, 2018 from $36,884 million as at December 31, 2017. Contributing to this increase was the addition of property-specific borrowings related to acquisition activity during the period, primarily from the GGP acquisition, as noted above, as well as higher funds subscription facilities, corporate debt facilities and GGP acquisition facility. These increases were partially offset by the disposition of encumbered assets during the period and the repayment of certain subsidiary borrowings.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Corporate borrowings	$2,159	$1,359
Funds subscription facilities	4,516	432
Non-recourse borrowings:
Property-specific borrowings	50,407	33,401
Subsidiary borrowings	6,729	1,692
Total debt obligations	63,811	36,884
Current	5,874	6,135
Non-current	57,937	30,749
Total debt obligations	$63,811	$36,884

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Dec. 31, 2018	Dec. 31, 2017
Total equity	$46,740	$35,124
Less:
Interests of others in operating subsidiaries and properties	18,456	12,938
Equity attributable to Unitholders	28,284	22,186
Mandatorily convertible preferred shares	1,622	1,597
Total equity attributable to unitholders	29,906	23,783
Partnership units	971,144,432	703,615,432
Mandatorily convertible preferred shares	70,038,910	70,038,910
Total partnership units	1,041,183,342	773,654,342
Total equity attributable to Unitholders per unit	$28.72	$30.74

Equity attributable to Unitholders was $28,284 million at December 31, 2018, an increase of $6,098 million from the balance at December 31, 2017. The increase was a primarily due to the issuance of LP Units and BPR Units relating to the GGP acquisition and net income during the period partially offset by distributions. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to Unitholders decreased to $28.72 per unit at December 31, 2018 from $30.74 per unit at December 31, 2017.

Interests of others in operating subsidiaries and properties was $18,456 million at December 31, 2018, an increase of $5,518 million from the balance at December 31, 2017. The increase was primarily a result of the GGP acquisition as well as new LP Investments through Brookfield Asset Management-sponsored funds in which the partnership is a limited partner.

SUMMARY OF QUARTERLY RESULTS

	2018				2017
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$2,140	$1,828	$1,651	$1,620	$1,578	$1,510	$1,519	$1,528
Direct operating costs	837	793	716	741	707	668	689	632
Net income	858	722	1,051	1,023	958	659	664	187
Net income attributable to Unitholders	534	380	534	530	134	168	239	(166)
Net income attributable to Unitholders per unit – basic	$0.51	$0.44	$0.69	$0.69	$0.17	$0.22	$0.31	$(0.21)
Net income attributable to Unitholders per unit – diluted	$0.51	$0.43	$0.68	$0.68	$0.17	$0.22	$0.31	$(0.21)

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

SEGMENT PERFORMANCE
Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

The following table presents FFO by segment:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Core Office	$520	$534	$620
Core Retail	552	486	429
LP Investments	228	281	303
Corporate	(434)	(428)	(457)
FFO	$866	$873	$895

The following table presents equity attributable to Unitholders by segment as of December 31, 2018 and 2017:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Core Office	$14,199	$13,913
Core Retail	14,136	8,844
LP Investments	5,204	5,010
Corporate	(5,255)	(5,581)
Equity attributable to Unitholders	$28,284	$22,186

Core Office

Overview
Our Core Office portfolio consists of interests in 142 high-quality office properties totaling approximately 96 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 10 million square feet of active office and multifamily developments. We believe these assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Office portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property NOI growth without significant capital investment. Furthermore, we target earning between 8% and 11% unlevered, pre-tax returns on construction costs from our development pipeline.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
FFO	$520	$534	$620
Net income attributable to Unitholders	934	(4)	544

FFO from our Core Office segment was $520 million for the year ended December 31, 2018 as compared to $534 million in 2017. This decrease was largely attributable to the impact of full or partial dispositions as we continue to recycle capital out of core, stable assets into higher-yielding opportunistic investments, higher general and administrative expense related to transactional activity and the negative impact of foreign exchange. The decrease was partially offset by positive same-property growth and lower interest expense as a result of the full or partial disposition.

Compared to 2016, FFO declined to $534 million in 2017 from $620 million. This decrease was largely attributable to the impact of disposition activity and higher interest expense, partially offset by same-property growth and the positive impact of foreign exchange.

Net income attributable to Unitholders from our Core Office segment for 2018 was $934 million compared to a loss of $4 million in 2017. Contributing to the increase in net income in 2018 were valuation gains recognized in Sydney and London as a result of rate compression and strong leasing activity. 2017 was reflective of fair value losses at properties in Downtown New York as a result of changes in valuation metrics and a slowdown in leasing velocity and valuation losses on properties in the energy-dependent market of Houston.

Net income attributable to Unitholders from our Core Office segment decreased by $548 million from $544 million in 2016 to a loss of $4 million in 2017, which was reflective of aforementioned property losses.

Leasing Activity

The following table presents key operating metrics for our Core Office portfolio for the years ended December 31, 2018 and 2017:

(US$ Millions, except where noted)	Consolidated		Unconsolidated
As at and for the years ended Dec. 31,	2018	2017	2018	2017
Total portfolio:
NOI(1)	$1,087	$1,085	$451	$423
Number of properties	71	75	71	72
Leasable square feet (in thousands)	47,480	50,027	30,479	30,887
Occupancy	92.7%	91.4%	94.6%	94.4%
In-place net rents (per square foot)(2)	$28.99	$29.06	$44.57	$42.34
Same-property:
NOI(2)	$1,013	$957	$414	$392
Number of properties	67	67	70	70
Leasable square feet (in thousands)	46,827	46,833	30,479	30,470
Occupancy	92.7%	91.2%	94.5%	94.4%
In-place net rents (per square foot)(2)	$28.63	$28.03	$44.57	$43.97

(1)
NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.

(2)	Presented using normalized foreign exchange rates, using the December 31, 2018 exchange rate.

NOI from our consolidated properties increased slightly to $1,087 million in 2018 from $1,085 million in 2017. New leases and higher in-place rents, primarily in Downtown New York and Toronto, contributed incremental NOI which was offset by dispositions.

Same-property NOI for our consolidated properties for the year ended December 31, 2018 compared with the prior year increased by $56 million to $1,013 million. This increase was primarily the result of lease commencements in Downtown and Midtown New York and Toronto, partially offset by the negative impact of foreign exchange.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased to $451 million in 2018 from $423 million in 2017. This increase is attributable to strong same-property growth in Midtown and Downtown New York and London, and the inclusion of One Liberty Plaza in Downtown New York in unconsolidated properties, partially offset by the disposition of our interest in 245 Park Avenue in Midtown New York.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment:

	Total portfolio year-to-date
(US$ millions, except where noted)	Dec. 31, 2018	Dec. 31, 2017
Leasing activity (in thousands of square feet)
New leases	3,973	5,316
Renewal leases	3,796	4,390
Total leasing activity	7,769	9,706
Average term (in years)	8.3	8.4
Year-one leasing net rents (per square foot)(1)	$33.57	$35.54
Average leasing net rents (per square foot)(1)	36.53	39.28
Expiring net rents (per square foot)(1)	33.19	28.70
Estimated market net rents for similar space(1)	38.64	37.98
Tenant improvements and leasing costs (per square foot)	53.04	79.86

(1)	Presented using normalized foreign exchange rates, using the December 31, 2018 exchange rate.

For the year ended December 31, 2018, we leased approximately 7.8 million square feet at average in-place net rents approximately 10% higher than expiring net rents. Approximately 51% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 10% below market net rents, and accordingly we believe that we will be able to increase our NOI in the coming years, as we sign new leases. For the year ended December 31, 2018, tenant improvements and leasing costs were $53.04 per square foot, compared to $79.86 per square foot in the prior year.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis, including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

Valuation Metrics
The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Dec. 31, 2018			Dec. 31, 2017
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
United States	6.9%	5.6%	12	7.0%	5.8%	13
Canada	6.0%	5.4%	10	6.1%	5.5%	10
Australia	7.0%	6.2%	10	7.0%	6.1%	10
Brazil	9.6%	7.7%	6	9.7%	7.6%	7
Unconsolidated properties:
United States	6.6%	5.1%	10	6.5%	5.3%	11
Australia	6.7%	5.7%	10	7.0%	5.8%	10
Europe(1)	4.7%	4.9%	10	4.8%	4.8%	10

(1)
Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

Financial Position
The following table provides an overview of the financial position of our Core Office segment as at December 31, 2018 and 2017:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Investment properties:
Commercial properties	$21,350	$21,671
Commercial developments	2,182	1,598
Equity accounted investments	8,365	8,235
Participating loan interests	268	517
Accounts receivable and other	1,218	766
Cash and cash equivalents	678	360
Assets held for sale	34	648
Total assets	34,095	33,795
Debt obligations	11,922	13,124
Capital securities	813	813
Accounts payable and other liabilities	1,345	1,404
Deferred tax liability	953	1,162
Liabilities associated with assets held for sale	—	288
Non-controlling interests of others in operating subsidiaries and properties	4,863	3,091
Equity attributable to Unitholders	$14,199	$13,913

Equity attributable to Unitholders increased by $286 million to $14,199 million at December 31, 2018 from $13,913 million at December 31, 2017. The increase was primarily a result of income earned in the current period and reduction of debt from full or partial dispositions and the termination of a corporate credit facility.

Commercial properties totaled $21,350 million at December 31, 2018, compared to $21,671 million at December 31, 2017. This decrease was driven by disposition activity, including our 51% interest in 1801 California Street, 10 and 12 Shelley Street in Sydney, and Queens Quay Terminal in Toronto as well as the negative impact of foreign exchange, partially offset by valuation gains in the current year.

Commercial developments increased by $584 million between December 31, 2017 and December 31, 2018, primarily due to acquisition activity, incremental capital spend on our active developments, and a gain recognized at 100 Bishopsgate in London as the development is nearing completion.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2017 to December 31, 2018:

(US$ Millions)	Dec. 31, 2018
Equity accounted investment, beginning of period	$8,235
Additions	376
Disposals and return of capital distributions	(634)
Share of net income, including fair value gains (losses)	725
Distributions received	(68)
Foreign exchange	(295)
Other	26
Equity accounted investments, end of year	$8,365

Equity accounted investments increased by $130 million to $8,365 million at December 31, 2018 compared to the prior year-end. The increase was primarily driven by net income and the additions of Principal Place - Commercial and One Liberty Plaza that are now accounted for under the equity method as a result of partial dispositions. Partially offsetting the increase were current year dispositions, capital distributions and the negative impact of foreign exchange.

Debt obligations decreased from $13,124 million at December 31, 2017 to $11,922 million at December 31, 2018. This decrease is the result of reductions to debt related full or partial dispositions, particularly Principal Place - Commercial, One

Liberty Plaza, and Bay Adelaide Centre, and the paydown of our senior notes and corporate credit facility. These decreases were partially offset by refinancing activity of property-level debt related to office properties.

The following table provides additional information on our outstanding capital securities in our Core Office segment:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2018	Dec. 31, 2017
BPO Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			813	813
Total capital securities			$813	$813

(1)
BPO Class B Preferred Shares, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $813 million of capital securities – fund subsidiaries outstanding at December 31, 2018 (December 31, 2017 - $813 million). Capital securities – fund subsidiaries includes $775 million (December 31, 2017 - $775 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by our co-investors in the fund, which have been classified as a liability, rather than as non-controlling interests, as the holders of these interests can compel DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023 and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $38 million (December 31, 2017 - $38 million) which represents the equity interests held by our co-investor in the Brookfield D.C. Office Partners LLC ("D.C. Fund") which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of December 31, 2018:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
100 Bishopsgate, London	938	938	Q2 2020	67%		£875		£759		£515		£387
655 New York Avenue, Washington, D.C.(2)	766	383	Q1 2021	63%		$285		$261		$200		$125
One Manhattan West, Midtown New York(2)	2,081	853	Q3 2020	86%		$778		$529		$554		$265
1 Bank Street, London(2)	715	358	Q4 2020	40%		£257		£210		£225		£114
ICD Brookfield Place, Dubai (2)	1,156	578	Q2 2021	17%	AED	1,404	AED	962	AED	875	AED	461
Wood Wharf - Office, London(2)	423	211	Q2 2021	44%		£125		£14		£—		£—
Bay Adelaide North, Toronto	820	820	Q4 2022	76%	C$	498	C$	80	C$	350	C$	—
Multifamily:
Principal Place - Residential, London(2)(3)	303	152	Q1 2019	n/a		£190		£157		£122		£96
Wood Wharf - 10 Park Drive, London(2)(3)	269	135	Q4 2019	n/a		£102		£79		£80		£28
Studio Plaza, Maryland(2)	343	296	Q1 2020	n/a		$106		$94		$69		$47
Southbank Place(2)(3)	669	167	Q4 2019	n/a		£232		£153		£126		£52
Wood Wharf - 8 Water Street & 2 George Street, London(2)	371	186	Q4 2020	n/a		£151		£99		£96		£39
Newfoundland, London(2)	545	273	Q2 2021	n/a		£249		£186		£174		£69
Greenpoint Landing Building F, New York(2)	348	331	Q1 2021	n/a		$347		$170		$208		$40
Wood Wharf - One Park Drive, London(2)(3)	430	215	Q2 2021	n/a		£221		£98		£135		£—
Total	10,177	5,896

(1)	Net of NOI earned during stabilization.

(2)	Cost and construction loan information is presented on a proportionate basis at our ownership in these developments.

(3)	Represents condominium/market sale developments.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budgeted total costs. We have recently completed office towers in the prime markets of Toronto, London, and Perth and completed two urban multifamily developments in New York. In the near term we expect to complete two landmark office towers in New York and London. Our recently completed developments, along with our active pipeline, are large contributing factors to our target growth of 10% to 12% on our Core Office portfolio.

Reconciliation of Non-IFRS Measures – Core Office
The key components of NOI in our Core Office segment are presented below:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Commercial property revenue	$1,962	$2,020	$2,094
Hospitality revenue(1)	17	26	—
Direct commercial property expense	(879)	(948)	(960)
Direct hospitality expense(1)	(13)	(13)	—
Total NOI	$1,087	$1,085	$1,134

(1)	Hospitality revenue and Direct hospitality expense within our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.

The following table reconciles Core Office NOI to net income for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Same-property NOI	$996	$940	$928
Currency variance	—	6	(3)
NOI related to acquisitions and dispositions	91	139	209
Total NOI	1,087	1,085	1,134
Investment and other revenue	126	101	109
Interest expense	(598)	(641)	(640)
Depreciation and amortization on non-real estate assets	(13)	(14)	(16)
Investment and other expense	—	—	(1)
General and administrative expense	(197)	(164)	(150)
Fair value gains, net	108	(807)	50
Share of net earnings from equity accounted investments	725	523	259
Income before income taxes	1,238	83	745
Income tax benefit (expense)	(54)	42	(68)
Net income	1,184	125	677
Net income attributable to non-controlling interests	250	129	133
Net income attributable to Unitholders	$934	$(4)	$544

The following table reconciles Core Office net income to FFO for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Net income	$1,184	$125	$677
Add (deduct):
Fair value gains, net	(108)	807	(50)
Share of equity accounted fair value gains, net	(459)	(222)	62
Depreciation and amortization of real estate assets	2	1	—
Income tax (benefit) expense	54	(42)	68
Non-controlling interests in above items	(153)	(135)	(137)
FFO	$520	$534	$620

The following table reconciles Core Office share of net earnings from equity accounted investment for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Unconsolidated properties NOI	$451	$423	$467
Unconsolidated properties fair value gains, net and income tax expense	459	222	(62)
Other	(185)	(122)	(146)
Share of net earnings from equity accounted investments	$725	$523	$259

Core Retail

Overview
Our Core Retail segment consists of 124 best-in-class regional malls and urban retail properties containing over 121 million square feet in the United States. We believe these assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Retail portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that we expect will generate strong same-property NOI growth without significant capital investment. Furthermore, we target earning between 8% and 11% unlevered, pre-tax returns on construction costs from our development pipeline.

During the fourth quarter of 2017, we exercised all of our outstanding warrants to acquire common shares of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million of cash. The exercise resulted in our acquisition of an additional 68 million common shares of GGP, increasing our ownership from 29% to 34%.

During the first quarter of 2018, we entered into a definitive agreement with GGP for our partnership to acquire all of the outstanding shares of common stock of GGP other than those shares currently held by us and our affiliates. The acquisition of GGP was finalized on August 28, 2018. In the transaction, GGP shareholders received, for each GGP common share, either $23.50 in cash or either one LP Unit or one BPR Unit, subject to proration based on aggregate cash consideration of $9.25 billion. We now consolidate our interest in BPR (formerly GGP). Prior to the acquisition in the third quarter of 2018, our investment in GGP was accounted for under the equity method.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Retail segment for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
FFO	$552	$486	$429
Net income attributable to Unitholders	456	(89)	366

FFO earned in our Core Retail segment for the year ended December 31, 2018 was $552 million compared to $486 million in the prior year. The increase is driven by four months of higher NOI due to our incremental ownership subsequent to the GGP acquisition partially offset by transaction costs associated with the recapitalization of GGP, the partial asset sales that preceded the acquisition and higher interest expense from new term debt of $4.7 billion associated with the acquisition.

The increase in FFO from $429 million in 2016 to $486 million in 2017 was driven primarily by same-property growth from lease commencements, an increase in our ownership of GGP from 29% to 34% as a result of the exercise of warrants, and revenue recognized from condominium sales.

Net income attributable to Unitholders from our Core Retail segment increased by $545 million to $456 million in 2018 compared to a loss of $89 million in 2017. This increase is driven by a bargain gain recognized on the GGP acquisition offset by fair value losses recognized on our equity accounted investment prior to the GGP acquisition.

Net income attributable to Unitholders from our Core Retail segment decreased by $455 million to a loss of $89 million in 2017 compared to $366 million in 2016. This decrease was due to fair value losses on our Core Retail portfolio due to changes in cash flow assumptions and greater mark-to-market losses on our investment in GGP warrants prior to redemption as a result of a decrease in GGP’s share price. These losses were partially offset by a gain recognized on exercise of warrants, as mentioned above.

Leasing Activity
The following table presents key operating metrics in our Core Retail portfolio for the years ended December 31, 2018 and 2017:

(US$ Millions, except where noted)
As at and for the years ended Dec. 31,	2018	2017
NOI:
Total portfolio(1)	$1,141	$701
Total portfolio:
Number of malls and urban retail properties	124	125
Leasable square feet (in thousands)	121,435	122,385
Occupancy(2)	96.5%	96.7%
In-place net rents (per square foot)(2)	$61.86	$62.29
NOI weighted sales (per square foot)(2)	$746	$705

(1)
NOI is presented on a proportionate basis. The current period represents 8 months of activity from our 34% interest in GGP prior to the acquisition and 4 months of our consolidated results of GGP. The prior period represents 9 months of activity from our 29% interest in GGP (prior to the warrant exercise in the fourth quarter of 2017) and 3 months of activity from our 34% interest in GGP following the warrant exercise.

(2)	Presented on a same-property basis.

NOI, which is presented on a proportionate basis, increased to $1,141 million from $701 million in the prior year due to our increased ownership in GGP.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases for the trailing 12 months compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total portfolio
(US$ Millions, except where noted)	Dec. 31, 2018	Dec. 31, 2017
Number of leases	1,239	1,514
Leasing activity (in thousands of square feet)	4,408	4,550
Average term in years	7.1	6.4
Initial rent (per square foot)(1)	$70.35	$58.29
Expiring rent (per square foot)(2)	63.60	53.36
Initial rent spread (per square foot)	6.75	4.93
% Change	10.6%	9.3%
Tenant allowances and leasing costs	$190	$184

(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.

(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through December 31, 2018, we leased approximately 4.4 million square feet at initial rents approximately 10.6% higher than expiring net rents on a suite-to-suite basis. Additionally, for the year ended December 31, 2018 tenant allowances and leasing costs related to leasing activity were $190 million compared to $184 million in the prior year.

Our Core Retail portfolio occupancy rate at December 31, 2018 was 96.5%, which is flat compared to occupancy rates at December 31, 2017. In our Core Retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents decreased to $61.86 at December 31, 2018 from $62.29 at December 31, 2017, as a result of tenant bankruptcies. Strong leasing during the year from non-traditional tenants across our Core Retail portfolio kept occupancy rates relatively flat.

Valuation Metrics
The key valuation metrics of these properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Dec. 31, 2018			Dec. 31, 2017
	Discount Rate	Terminal capitalization rate	Investment horizon	Discount Rate	Terminal capitalization rate	Investment horizon
Consolidated properties(1):
United States	7.1%	6.0%	12	—%	—%	—
Unconsolidated properties:
United States	6.6%	5.3%	11	7.0%	5.6%	10

(1)	We now consolidate our interest in GGP following the GGP acquisition. In the prior period, the entire Core Retail portfolio was accounted for under the equity method.

Financial Position
For the period from December 31, 2017 through August 27, 2018, Core Retail consisted of our equity accounted investment in GGP. Following the GGP acquisition on August 28, 2018, Core Retail consists of our consolidated interest in BPR.

Equity attributable to Unitholders in the Core Retail segment increased by $5,292 million from December 31, 2017 to December 31, 2018 due to the GGP acquisition.

The following table presents an overview of the financial position of our Core Retail segment as at December 31, 2018 and 2017:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Investment properties
Commercial properties	$17,224	$—
Commercial developments	383	—
Equity accounted investments	11,158	8,844
Accounts receivable and other	646	—
Cash and cash equivalents	247	—
Total assets	29,658	8,844
Less:
Debt obligations	13,052	—
Accounts payable and other liabilities	674	—
Deferred tax liability	23	—
Non-controlling interests of others in operating subsidiaries and properties	1,773	—
Total equity attributable to Unitholders	$14,136	$8,844

Equity accounted investments increased by $2,314 million to $11,158 million. The balance at December 31, 2018 represents BPR’s property-level joint ventures, including several entered immediately prior to the acquisition. In the prior period, equity accounted investments represented our 34% interest in GGP.

The following table presents a roll-forward of our partnership’s equity accounted investments for the year ended December 31, 2018:

(US$ Millions)	Dec. 31, 2018
Equity accounted investments, beginning of year	$8,844
GGP joint ventures acquired from business acquisition(1)	10,829
Deconsolidation of pre-acquisition GGP equity interest(1)	(7,843)
Additions, net of disposals	(510)
Share of net earnings from equity accounted investments	(52)
Distributions received	(243)
Foreign currency translation and other	133
Equity accounted investments, end of year	$11,158

(1)
During the third quarter of 2018, we acquired all of the outstanding shares of common stock of GGP other than those shares currently held by us and our affiliates. We no longer consolidate our interest in GGP. As part of the GGP acquisition, we entered into a number of joint ventures, totaling $10,829 million and deconsolidated our pre-acquisition in GGP equity interest of $7,843 million.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Retail segment as of December 31, 2018:

	Stabilized year	Proportionate cost
(Millions, except square feet in thousands)		Total	To-date(1)
The SoNo Collection, Connecticut	2022	$451	$188
Total		451	188

(1)	Projected costs and investments to date exclude capitalized interest and internal overhead.

Our Core Retail portfolio consists of high-quality and well-located malls across the United States. We believe that our operating and development capabilities allows us to drive higher returns from opportunities though redevelopment, densification and expansion of our portfolio. Redevelopment of existing properties allows for the recapture of unproductive anchor boxes to re-tenant them with other retail uses, food and beverage or entertainment tenants that we believe will drive foot traffic to our malls. Densification will utilize our development expertise in other sectors to bring in new and complimentary uses on the well-located properties. Expansion allows us to invest in land and further add to the retail offerings at our high-quality malls. Our development and redevelopment pipeline consists of an expansion project at the Staten Island Mall in New York, a ground up development in Norwalk, Connecticut and various other development projects. We monitor the scope and progress of our active developments in our Core Retail and expect them to be completed by the expected stabilized year and targeted total costs.

Reconciliation of Non-IFRS Measures – Core Retail

The key components of NOI in our Core Retail segment are presented below:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Commercial property revenue	$511	$—	$—
Direct commercial property expense	(135)	—	—
Total NOI	$376	$—	$—

The following table reconciles Core Retail net income to net income attributable to Unitholders for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Total NOI	$376	$—	$—
Investment and other revenue	73	—	—
Interest expense	(218)	—	—
Depreciation and amortization on real estate assets	(6)	—	—
Investment and other expense	—	—	—
General and administrative expense	(89)	—	—
Fair value gains (losses), net	412	(268)	(110)
Share of net earnings from equity accounted investments	(52)	179	476
Income before income taxes	496	(89)	366
Income tax benefit (expense)	(6)	—	—
Net income	$490	$(89)	$366
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	34	—	—
Net income attributable to Unitholders	$456	$(89)	$366

The following table reconciles Core Retail net income to FFO for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Net income	$490	$(89)	$366
Add (deduct):
Fair value (gains) losses, net	(412)	268	110
Share of equity accounted fair value gains, net	505	307	(47)
Income tax (benefit) expense	6	—	—
Non-controlling interests in above items	(37)	—	—
FFO	$552	$486	$429

The following table reconciles Core Retail share of net earnings from equity accounted investment for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Unconsolidated properties NOI	$1,141	$701	$676
Unconsolidated properties fair value gains, net and income tax expense	(505)	(307)	47
Other	(688)	(215)	(247)
Share of net earnings from equity accounted investments	$(52)	$179	$476

LP Investments (formerly referred to as Opportunistic)

Overview
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles.

The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•
Brookfield Strategic Real Estate Partners I (“BSREP I”) - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in year 6 of its life, is fully invested and is starting to have realizations.

•
Brookfield Strategic Real Estate Partners II (“BSREP II”) - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in year 3 of its life and is fully invested.

•
Brookfield Strategic Real Estate Partners III (“BSREP III”) - Effective with the final close on January 31, 2019, a $1.0 billion commitment in BSREP III, which is an opportunistic real estate fund with $15.0 billion in committed capital in aggregate.

•
A blended 36% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 16%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•	A 33% interest in a $600 million fund which owns the Atlantis Paradise Island resort in the Bahamas.

•	A blended 13% interest in a series of U.S. real estate debt funds totaling $5.4 billion which seek to invest in U.S. commercial real estate debt secured by properties in strategic locations.

While our economic interest in these funds are less than 50% in each case, we generally consolidate the portfolios held through the LP Investments as Brookfield Asset Management’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments.

Summary of Operating Results

Our LP investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets, or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to support our target distributions.

The following table presents distributions received on our LP Investments in Brookfield-sponsored real estate opportunity funds received on sale or refinancing events within the funds for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Return of invested capital	$446	$385	$241
Distribution of earnings and gains on invested capital	940	890	172
Total LP Investments distributions	1,386	1,275	413

During the year ended December 31, 2018, distribution of earnings and gains on invested capital primarily related to the realization gains on the disposition of a North American logistics portfolio and a portfolio of self-storage assets. Distribution of earnings and gains on invested capital in the prior periods are due to several assets sales including a European logistics portfolio.

The following table presents FFO and net income attributable to Unitholders in our LP Investments segment for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
FFO	$228	$281	$303
Net income attributable to Unitholders	636	933	590

FFO in our LP Investments segment decreased by $53 million for the year ended December 31, 2018 primarily driven by disposition activity, primarily a U.S. logistics portfolio and a portfolio of self-storage assets, higher interest expense and general and administrative expense from acquisition activity, higher transaction costs primarily related to the Forest City acquisition and acquisition of 666 Fifth Avenue, a reduction in investment and other income as the prior period included incremental income earned on developed-for-sale assets and the negative impact of foreign currency translation. These decreases were partially offset by acquisitions which contributed incremental NOI of $372 million for the year ended December 31, 2018.

Net income attributable to Unitholders from our LP Investments segment decreased by $297 million for the year ended December 31, 2018, driven by higher non-controlling interest ownership associated with the property transactions through Brookfield-sponsored real estate opportunity funds as well as incremental interest expense and general and administrative expenses associated with the acquisitions. These decreases were partially offset by incremental income relating to the property transactions as well as fair value gains, particularly related to the sale of a U.S. logistics portfolio, the sale of a portfolio of self-storage assets, our office assets in India, and a gain on extinguishment of debt associated with the sale of the Hard Rock Hotel and Casino.

The following table presents key operating metrics for our LP Investments portfolio as at December 31, 2018 and 2017:

	Equity attributable to Unitholders		Dec. 31, 2018
(US$ Millions, except where noted)	Dec. 31, 2018	Dec. 31, 2017	Number of properties	Total area (sq. ft. in thousands)	Units of measure	Occupancy %
Office	$1,134	$1,080	144	43,551	Sq. ft.	80.2%
Retail	1,167	1,285	47	29,062	Sq. ft.	87.6%
Logistics	39	365	2	2,062	Sq. ft.	76.7%
Multifamily	685	745	64	19,661	Units	95.2%
Hospitality	882	573	156	27,551	Rooms	n/a
Triple Net Lease	335	321	329	16,957	Sq. ft.	99.4%
Self-storage	81	187	91	7,493	Sq. ft.	83.3%
Student Housing	503	172	49	17,827	Beds	94.2%
Manufactured Housing	226	191	136	33,169	Sites	85.6%
Mixed-Use(1)	747	203	50	19,067	Sq. ft.	91.5%
Finance Funds	182	123	n/a	n/a	n/a	n/a
Corporate	(777)	(235)	n/a	n/a	n/a	n/a
	$5,204	$5,010

(1)	Does not include 70 multifamily assets with approximately 23,000 units from the Forest City acquisition.

Valuation Metrics
The key valuation metrics of our LP Investments properties on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and terminal capitalization rate.

	Dec. 31, 2018			Dec. 31, 2017
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
Office(1)	10.2%	7.0%	6	10.2%	7.5%	7
Retail	8.9%	7.8%	9	9.0%	8.0%	10
Logistics	9.3%	8.3%	10	6.8%	6.2%	10
Mixed-Use(1)	7.8%	5.4%	10	8.4%	5.3%	10
Multifamily(2)	4.8%	n/a	n/a	4.8%	n/a	n/a
Triple Net Lease(2)	6.3%	n/a	n/a	6.4%	n/a	n/a
Self-storage(2)	5.7%	n/a	n/a	5.8%	n/a	n/a
Student Housing(2)	5.6%	n/a	n/a	5.8%	n/a	n/a
Manufactured Housing(2)	5.4%	n/a	n/a	5.8%	n/a	n/a
Unconsolidated properties
Opportunistic Office	6.9%	5.2%	9	6.6%	5.7%	10
Opportunistic Retail	11.7%	7.1%	10	11.5%	7.2%	11
Logistics(3)	—%	—%	—	6.4%	5.8%	10
Multifamily(2)	5.2%	n/a	n/a	5.1%	n/a	n/a

(1)
During the third quarter of 2018, the valuation metrics for IFC are being reported under the mixed-use sector. The valuation metrics for office have been updated for both periods presented.The recently acquired Forest City portfolio has been excluded.

(2)
The valuation method used to value multifamily, triple net lease, self-storage, student housing, and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate.The terminal capitalization rate and investment horizon are not applicable.

(3)	During the fourth quarter of 2018, we sold our U.S. logistics portfolio.

Financial Position
The following table presents equity attributable to Unitholders in our LP Investments segment:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Investment properties	$39,057	$28,088
Property, plant and equipment	7,333	5,358
Equity accounted investments	3,175	2,612
Accounts receivable and other	5,777	3,535
Cash and cash equivalents	2,298	1,093
Assets held for sale	970	785
Total assets	58,610	41,471
Less:
Debt obligations	36,678	22,402
Capital securities	460	431
Accounts payable and other liabilities	4,303	2,769
Liabilities associated with assets held for sale	163	1,028
Non-controlling interests of others in operating subsidiaries and properties	11,802	9,831
Equity attributable to Unitholders	$5,204	$5,010

The increase in investment properties is primarily the result of our acquisition activity, mostly in our mixed-use, office and student housing portfolios. Additionally, we had valuation gains from our office assets in India and our manufactured housing portfolio in the U.S. These increases were offset by disposition activity.

The increase in property, plant and equipment is the result of acquisition activity as detailed in property transactions and capital spend, partially offset by depreciation expense and the negative impact of foreign currency translation.

Equity accounted investments increased primarily due to the Forest City acquisition and net income from these investments during the period, partially offset by distributions of income and return of capital during the period and the negative impact of foreign currency translation.

Assets held for sale and related liabilities as of December 31, 2018 includes ten office assets in the U.S., three office assets in Brazil, two triple-net lease assets in the U.S. and an equity accounted investment, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations increased due to due to the acquisitions mentioned in property transactions.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles LP Investments NOI to net income for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Commercial property revenue	$2,570	$2,172	$1,530
Hospitality revenue	1,896	1,622	1,561
Direct commercial property expense	(837)	(669)	(434)
Direct hospitality expense	(1,223)	(1,066)	(1,036)
Total NOI	2,406	2,059	1,621
Investment and other revenue	78	193	59
Interest expense	(1,357)	(1,059)	(788)
General and administrative expense	(597)	(285)	(217)
Investment and other expense	(26)	(138)	—
Depreciation and amortization	(289)	(261)	(224)
Fair value gains, net	1,785	2,365	746
Share of net earnings from equity accounted investments	274	257	284
Income before income taxes	2,274	3,131	1,481
Income tax (expense)	(247)	(234)	(101)
Net income	2,027	2,897	1,380
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	1,391	1,964	790
Net income attributable to Unitholders	$636	$933	$590

The following table reconciles LP Investments net income to FFO for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Net income	$2,027	$2,897	$1,380
Add (deduct):
Fair value (gains), net	(1,785)	(2,365)	(746)
Share of equity accounted fair value gains, net	(160)	(167)	(154)
Depreciation and amortization of real estate assets	261	243	212
Income tax expense	247	234	101
Non-controlling interests in above items	(362)	(561)	(490)
FFO	$228	$281	$303

Corporate
Certain amounts are allocated to our Corporate segment in our management reports as those activities are not used to evaluate our segments’ operating performance.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
FFO	$(434)	$(428)	$(457)
Net income (loss) attributable to Unitholders	(48)	(465)	294

FFO from our Corporate segment was a loss of $434 million for the year ended December 31, 2018 compared to a loss of $428 million in the prior year.

Interest expense for the year ended December 31, 2018 was $291 million, which reflects $206 million of interest expense on capital securities and $85 million of interest expense on our credit facilities. This compares to interest expense of $267 million in the prior year and $253 million in 2016.

Another component of FFO is general and administrative expense, which for the year ended December 31, 2018, was $149 million, and includes $93 million of asset management fees, $1 million of equity enhancement fees and $55 million of other corporate costs. This compares to general and administrative expense of $165 million in the prior year and $202 million in 2016.

In addition, during 2018, we recorded fair value gains, net of $161 million primarily related to obtaining control over BGRESOI after converting our loan interest in the entity and becoming 100% common equity holder during the year ended December 31, 2018.

In 2018, income tax benefit allocated to the corporate segment was $226 million (2017 - income tax expense of nil and 2016 - benefit of $744 million). The current year income tax benefit was primarily due to a deferred tax benefit as a result of the acquisition of a controlling interest in GGP. The income tax benefit in the 2016 relates to a reorganization we undertook, to consolidate the ownership of certain subsidiaries holding our Core Retail and Core Office assets. As a result of the reorganization, there was a change in the tax rate applicable to those subsidiaries, which resulted in a deferred tax recovery during the prior period, which reduced deferred tax liabilities.

Financial Position
The following table presents equity attributable to Unitholders in our Corporate segment:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Accounts receivable and other	$92	$129
Equity accounted investments	—	70
Cash and cash equivalents	65	38
Total assets	157	237
Debt obligations	2,159	1,358
Capital securities	2,112	2,921
Deferred tax liabilities	91	598
Accounts payable and other liabilities	1,032	925
Non-controlling interests	18	16
Equity attributable to Unitholders	$(5,255)	$(5,581)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The increase in corporate debt obligations is due to an increase in our credit facilities and corporate bonds.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2018	Dec. 31, 2017
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$562	$551
Series 2	24,000,000	6.50%	537	529
Series 3	24,000,000	6.75%	523	517
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares(1)	16,800,000	7.64%	420	750
Class C Junior Preferred Shares(2)	—	—%	—	500
BOP Split Senior Preferred Shares:
Series 1	924,390	5.25%	23	23
Series 2	699,165	5.75%	13	14
Series 3	909,994	5.00%	17	18
Series 4	940,486	5.20%	17	19
Total capital securities			$2,112	$2,921

(1)	In the fourth quarter of 2018, $330 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

(2)	In the third quarter of 2018, $500 million of the Brookfield BPY Holdings Inc. Class C Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

In addition, as at December 31, 2018, we had $16 million (December 31, 2017 - $15 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of Non-IFRS Measures – Corporate
The following table reconciles Corporate net income to net income attributable to Unitholders for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Net income (loss)	$(47)	$(465)	$295
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	1	—	1
Net income attributable to Unitholders	$(48)	$(465)	$294

The following table reconciles Corporate net income to FFO for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Net income (loss)	(47)	(465)	295
Add (deduct):
Fair value (gains) losses, net	(161)	36	(6)
Income tax (benefit) expense	(226)	—	(744)
Non-controlling interests in above items	—	1	(2)
FFO	$(434)	$(428)	$(457)

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

As owners of office, retail, and logistics properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” elsewhere in this annual report on Form 20-F.

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 9.4% of our Core Office segment tenant base and, as at December 31, 2018, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at December 31, 2018:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	9.4%
Morgan Stanley	NY/Toronto/London	A-	2.6%
Barclays	London	BBB-	1.9%
CIBC World Markets(3)	Calgary/NY/Toronto	AA	1.9%
Suncor Energy Inc.	Calgary	BBB+	1.7%
Cenovus	Calgary	BB+	1.5%
Bank of Montreal	Calgary/Toronto	AA	1.5%
Deloitte	Various	Not Rated	1.4%
Bank of America | Merrill Lynch	Various	A-	1.3%
Amazon	NY/London	A-	1.2%
Total			24.4%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Exposure is a percentage of total leasable square feet.

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 940,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at December 31, 2018. The largest ten tenants in our portfolio accounted for approximately 21.4% of minimum rents, tenant recoveries and other.

Tenant	Doing Business As:	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK, Henri Bendel	3.8%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA, House of Hoops, SIX:02	2.9%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	2.5%
LVMH	Louis Vuitton, Sephora	2.3%
Forever 21 Retail, Inc.	Forever 21, Riley Rose	2.2%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.6%
Ascena Retail Group	Dress Barn, Justice, Lane Bryant, Maurices, Ann Taylor, Loft	1.6%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.5%
American Eagle Outfitters, Inc.	American Eagle, Aerie, Martin + Osa	1.5%
Genesco Inc.	Journeys, Lids, Underground Station, Johnston & Murphy	1.5%
Total		21.4%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 9.0% of our Core Office, Core Retail, LP Investments office, LP Investments retail and logistics leases mature annually up to 2023. Our Core Office, Core Retail, LP Investments office, LP Investments retail and logistics portfolio has a weighted average remaining lease life of approximately 6.4 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry. We do not consider the lease-roll risk for our multifamily, hospitality, triple net lease, self-storage and student housing portfolios as the lease lives in each of these respective portfolios are relatively short.

The following table sets out lease expiries, by square footage, for our office, retail and logistics portfolios at December 31, 2018, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2019	2020	2021	2022	2023	2024	2025	2026 and	Total
									Beyond
Core Office	5,105	1,573	4,176	4,087	6,161	4,949	5,008	5,093	41,805	77,957
Expiring %	6.5%	2.0%	5.4%	5.2%	7.9%	6.3%	6.4%	6.5%	53.8%	100.0%
Core Retail(1)	1,991	6,477	5,539	5,377	5,448	5,218	4,991	4,446	14,827	54,314
Expiring %	3.7%	11.9%	10.2%	9.9%	10.0%	9.6%	9.2%	8.2%	27.3%	100.0%
LP Investments - Office	6,955	3,956	3,854	4,563	3,751	3,807	1,378	501	5,831	34,596
Expiring %	20.1%	11.4%	11.1%	13.2%	10.8%	11.0%	4.0%	1.4%	17.0%	100.0%
LP Investments- Retail	1,502	732	1,477	1,577	1,357	1,184	1,059	691	4,490	14,069
Expiring %	10.7%	5.2%	10.5%	11.2%	9.6%	8.4%	7.5%	4.9%	32.0%	100.0%
Logistics	481	319	169	97	517	2	477	—	—	2,062
Expiring %	23.3%	15.5%	8.2%	4.7%	25.1%	0.1%	23.1%	—%	—%	100.0%

(1)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

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

Approximately 47% of our outstanding debt obligations at December 31, 2018 are floating rate debt compared to 52% at December 31, 2017. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $382 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $5 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At December 31, 2018, our consolidated debt to capitalization was 56% (December 31, 2017 – 48%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the year ended December 31, 2018, approximately 27% of our assets and 32% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

The following table shows the impact of a 10% change in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2018
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	58	$(4)	$—
Australian Dollar	A$	2,977	(210)	—
British Pound		£3,965	(506)	—
Euro		€505	(58)	—
Brazilian Real	R$	2,823	(73)	—
Indian Rupee	Rs	25,022	(36)	—
Hong Kong Dollar	HK$	(75)	1	—
Chinese Yuan	C¥	1,593	(23)	—
South Korean Won	₩	245,507	(22)	—
United Arab Emirates Dirham	AED	451	$(12)	$—
Total			$(943)	$—

(1)	As of December 31, 2018, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units

(2)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2017
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	4	$—	$—
Australian Dollar	A$	2,679	(209)	—
British Pound		£3,719	(503)	—
Euro		€213	(26)	—
Brazilian Real	R$	2,591	(78)	—
Indian Rupee	Rs	15,904	(25)	—
Hong Kong Dollar	HK$	(75)	1	—
Chinese Yuan	C¥	1,207	(19)	—
South Korean Won	₩	232,345	(22)	—
United Arab Emirates Dirham	AED	$451	$(12)	$—
Total			$(893)	$—

(1)	As of December 31, 2017, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(2)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2016
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	(329)	$25	$—
Australian Dollar	A$	2,344	(169)	—
British Pound		£3,749	(463)	—
Euro		€326	(34)	—
Brazilian Real	R$	1,941	(60)	—
Indian Rupee	Rs	10,436	(15)	—
Hong Kong Dollar	HK$	(77)	1	—
Chinese Yuan	C¥	1,001	(16)	—
South Korean Won	₩	147,052	$(12)	$—
Total			$(743)	$—

(1)	As of December 31, 2016, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, and Special LP Units.

(2)	Net of Canadian Dollar denominated loans.

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

Interest Rate Hedging
The following table provides our partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2018 and 2017:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2018	Interest rate caps of US$ LIBOR debt	$8,180	2.3% - 6.0%	Jan. 2019 - Sep. 2023	$2
	Interest rate swaps of US$ LIBOR debt	1,731	1.6% - 2.8%	Feb. 2020 - May 2024	(2)
	Interest rate caps of £ LIBOR debt	486	2.0%	Apr. 2020 - Jan. 2021	—
	Interest rate swaps of £ LIBOR debt	67	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	115	1.0% - 1.3%	Apr. 2020 - Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	176	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of C$ LIBOR debt	56	4.6%	Sep. 2023	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(114)
Dec. 31, 2017	Interest rate caps of US$ LIBOR debt	$1,958	2.3% - 3.5%	May 2018 - Oct. 2020	$1
	Interest rate swaps of US$ LIBOR debt	1,692	0.7% - 2.2%	Jun. 2018 - Mar. 2022	19
	Interest rate caps of £ LIBOR debt	452	1.3%	Dec. 2019	—
	Interest rate swaps of £ LIBOR debt	71	1.5%	Apr. 2020	1
	Interest rate swaps of C$ LIBOR debt	50	3.7% - 4.3%	Nov. 2021	1
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2029	(13)

For the year ended December 31, 2018, the amount of hedge ineffectiveness recorded in earnings in connection with our partnership’s interest rate hedging activities totaled $37 million. (December 31, 2017 - $14 million).

Foreign Currency Hedging

The following table presents the partnership's outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2018 and 2017:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2018	Net investment hedges		€649	€0.78/$ - €0.88/$	Jan. 2019 - May 2020	13
	Net investment hedges		£3,175	£0.70/$ - £0.79/$	Feb. 2019 - Mar. 2020	104
	Net investment hedges	A$	1,038	A$1.28/$ - A$1.42/$	Jan. 2019 - Mar. 2020	20
	Net investment hedges	C¥	2,672	C¥6.35/$ - C¥6.91/$	Jan. 2019 - Nov. 2019	6
	Net investment hedges	C$	118	C$1.29/$ - C$1.34/$	Oct. 2019 - Nov 2019	4
	Net investment hedges	R$	158	R$3.90/$ - R$4.24/$	Jan. 2019 - Jun. 2019	(9)
	Net investment hedges	₩	618,589	₩1,087.00/$ - ₩1,130.90/$	Jan. 2019 - Nov. 2019	1
	Net investment hedges	Rs	31,422	Rs67.44/$ - Rs70.39/$	Feb. 2019 - May 2019	3
	Net investment hedges		£77	£0.88/€ - £0.92/€	Jan. 2019 - Feb. 2020	(1)
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(31)
Dec. 31, 2017	Net investment hedges		€191	€0.83/$ - €0.92/$	Jan. 2018 - Dec. 2018	$(7)
	Net investment hedges		£2,923	£0.73/$ - £0.81/$	Jan. 2018 - Jan. 2019	(237)
	Net investment hedges	A$	768	A$1.26/$ - A$1.38/$	Jan. 2018 - Feb. 2019	(21)
	Net investment hedges	C¥	1,165	C¥6.71/$ - C¥7.09/$	Jan. 2018 - Dec. 2018	(7)
	Net investment hedges	C$	127	C$1.25/$ - C$1.26/$	Oct. 2018 - Dec. 2018	—
	Cash flow hedges	C$	150	C$1.27/$	Apr. 2018	1
	Net investment hedges	₩	616,289	₩1,084.95/$ - ₩1,127.75/$	Aug. 2018 - Jan. 2019	(26)
	Cash flow hedges	Rs	771	Rs65.24/$	Mar. 2018	—

For the year ended December 31, 2018, the partnership also has fair value hedges of variability in interest rate, total rate of return swaps (“TROR”) on various tax-exempt fixed-rate borrowings. The TROR convert borrowings from a fixed rate to a variable rate, generally equivalent to the Securities Industry and Financial Markets Association (SIFMA) rate plus a spread.

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2018	Fair value hedge on fixed rate US$ debt	$636	4.0% - 8.0%	Dec. 2019 - Apr. 2024	$(3)

For the years ended December 31, 2018 and 2017, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of December 31, 2018 and December 31, 2017:

(US$ millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2018	Interest rate caps	$9,750	3.0% - 7.0%	Mar. 2019 - Jan. 2022	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	2.3% - 6.1%	Jun. 2019 - Nov. 2030	(67)
	Interest rate swaps of US$ debt	835	2.4% - 5.8%	Jul. 2019 - Oct. 2039	(14)
	Interest rate swaps on fixed rate debt	180	4.5% - 7.3%	Feb. 2019 - Jul. 2023	2
Dec. 31, 2017	Interest rate caps	$5,351	2.5% - 5.8%	Jan. 2018 - Oct. 2020	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	1.9% - 6.0%	Jun. 2028 - Dec. 2029	(194)
	Interest rate swaps of US$ LIBOR debt	1,050	1.4% - 1.6%	Sep. 2018 - Nov. 2020	10
	Interest rate swaptions	560	1.0%	Jun. 2018 - Nov. 2018	—

Our partnership recognized fair value gains (losses), net of approximately $29 million (December 31, 2017 - loss of $29 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

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

The partnership has a management agreement with its service providers (“Service Providers”), wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, prior to the third quarter of 2015, on a quarterly basis, the partnership paid a base management fee (“base management fee”), to the Service Providers equal to $12.5 million per quarter ($50.0 million annually).

Through the second quarter of 2015, the partnership also paid a quarterly equity enhancement distribution to Special L.P., a wholly-owned subsidiary of Brookfield Asset Management, of 0.3125% of the amount by which the operating partnership’s total capitalization value at the end of each quarter exceeded its total capitalization value that immediately followed the Spin-off of Brookfield Asset Management’s commercial property operations on April 15, 2013, subject to certain adjustments. For purposes of calculating the equity enhancement distribution at each quarter-end, the capitalization of the partnership was equal to the volume-weighted average of the closing prices of the LP Units on the Nasdaq Stock Market (or the New York Stock Exchange for periods prior to November 16, 2017) for each of the last five trading days of the applicable quarter multiplied by the number of issued and outstanding units of the partnership on the last of those days (assuming full conversion of Brookfield Asset Management’s interest in the partnership into units of the partnership), plus the amount of third-party debt, net of cash, with recourse to the partnership and the operating partnership and certain holding entities held directly by the operating partnership.

On August 3, 2015, the board of directors of the partnership approved an amendment to the base management fee and equity enhancement distribution calculations, as of the beginning of the third quarter of 2015. Pursuant to this amendment, the annual base management fee paid by the partnership to Brookfield Asset Management was changed from $50.0 million, subject to annual inflation adjustments, to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million plus annual inflation adjustments. The calculation of the equity enhancement distribution was amended to reduce the distribution by the amount by which the revised base management fee is greater than $50.0 million per annum, plus annual inflation adjustments, to maintain a fee level in aggregate that would be the same as prior to the amendment. In connection with the GGP acquisition, the Master Services Agreement was amended so that the base management fee took into account any management fee payable by BPR under its master services agreement with Brookfield Asset Management and certain of its subsidiaries.

The base management fee for the year ended December 31, 2018 was $83 million (2017 - $104 million, 2016 - $104 million). The equity enhancement distribution for the year ended December 31, 2018 was $1 million (2017 - $26 million, 2016 - $25 million).

In connection with the issuance of Preferred Equity Units to the Class A Preferred Unitholder, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from the Class A Preferred Unitholder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Balances outstanding with related parties:
Participating loan interests	$268	$517
Net (payables)/receivables within equity accounted investments	(26)	(49)
Loans and notes receivable(1)	54	96
Receivables and other assets	50	11
Deposit and promissory note from Brookfield Asset Management	(733)	(633)
Property-specific obligations	(231)	(415)
Loans and notes payable and other liabilities	(50)	(156)
Capital securities held by Brookfield Asset Management(2)	(420)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At December 31, 2018, includes $54 million (December 31, 2017 - $96 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Transactions with related parties:
Commercial property revenue	$22	$19	$20
Management fee income	5	6	5
Participating loan interests (including fair value gains, net)(1)	53	86	61
Interest expense on debt obligations	44	29	28
Interest on capital securities held by Brookfield Asset Management	64	83	76
General and administrative expense (2)	192	204	212
Construction costs(3)	397	295	266

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)
Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the Brookfield-sponsored real estate opportunistic funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2018, we along with BPREP acquired a 25% and 75% interest, respectively, in 333 West 34th Street, an office building in New York for $255 million.

During the third quarter of 2018,we sold 27.5% of our interest in a portfolio of operating and development assets in New York. We retain control over and will continue to consolidate these assets after the sale. The interest was sold to Brookfield Asset Management for consideration of approximately $1.4 billion. Brookfield Asset Management is currently in the process of syndicating its entire 27.5% equity interest to third-party investors.

During the fourth quarter of 2018, we launched BPREP Australia, an open-ended fund. We contributed interests in Jessie Street, 52 Goulburn Street and 680 George Street in Sydney and 235 St Georges Terrace in Perth to BPREP Australia. Our interest in BPREP Australia is 48%, with the remaining interests of 12% and 40% held by Brookfield Asset Management and external investors, respectively. We will continue to consolidate the properties contributed to BPREP Australia, except for 680 George Street, which we will continue to account for under the equity method.

PORTFOLIO LISTING
The following table presents details of our property portfolio as of December 31, 2018:

Core Office Property Portfolio			Assets under management			Proportionate at subsidiary level(1)			Proportionate to Unitholders(2)		Proportionate to LP Unitholders(3)
Dec. 31, 2018	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
(Sq. ft in 000’s)
CONSOLIDATED PROPERTIES
United States
Midtown New York	2	99.9%	1,483	14	1,497	80.9%	1,197	1,211	1,197	1,211	589	596
Downtown New York	6	97.2%	7,953	488	8,441	72.6%	5,773	6,125	5,773	6,125	2,843	3,016
Washington, D.C.	13	93.0%	3,172	1,875	5,047	90.4%	2,843	4,563	2,843	4,563	1,400	2,247
Los Angeles	8	87.1%	8,565	4,277	12,842	47.3%	4,052	6,076	4,052	6,076	1,995	2,992
Houston	5	81.2%	5,022	1,185	6,207	86.6%	4,363	5,373	4,363	5,373	2,148	2,645
San Francisco	2	94.6%	623	6	629	33.1%	206	208	206	208	101	102
	36	90.6%	26,818	7,845	34,663	68.0%	18,434	23,556	18,434	23,556	9,076	11,598
Canada
Toronto	10	99.2%	8,785	1,710	10,495	55.7%	4,838	5,850	4,838	5,850	2,383	2,881
Calgary	9	91.4%	7,170	1,195	8,365	58.6%	4,301	4,898	4,301	4,898	2,118	2,412
Ottawa	5	90.4%	1,181	695	1,876	25.1%	298	471	298	471	147	232
	24	95.3%	17,136	3,600	20,736	54.1%	9,437	11,219	9,437	11,219	4,648	5,525
Australia and New Zealand
Sydney	2	100.0%	326	79	405	39.8%	138	161	138	161	67	78
Melbourne	1	99.9%	499	15	514	50.0%	250	257	250	257	123	126
Brisbane	1	86.1%	301	33	334	100.0%	301	334	301	334	148	164
Perth	4	96.1%	1,888	257	2,145	81.3%	1,536	1,744	1,536	1,744	756	858
	8	96.2%	3,014	384	3,398	73.5%	2,225	2,496	2,225	2,496	1,094	1,226
United Kingdom
London	1	90.5%	23	5	28	100.0%	23	28	23	28	11	13
	1	90.5%	23	5	28	100.0%	23	28	23	28	11	13
Brazil
São Paulo	1	100.0%	276	209	485	51.0%	141	248	141	248	69	122
Rio de Janeiro	1	100.0%	213	64	277	67.0%	142	185	142	185	70	91
	2	100.0%	489	273	762	56.8%	283	433	283	433	139	213
Total Consolidated Properties	71	92.7%	47,480	12,107	59,587	63.3%	30,402	37,732	30,402	37,732	14,968	18,575

UNCONSOLIDATED PROPERTIES
United States
Midtown New York	4	96.0%	3,861	96	3,957	36.0%	1,394	1,426	1,394	1,426	687	703
Downtown New York	2	94.4%	4,927	65	4,992	23.0%	1,149	1,156	1,149	1,156	565	568
Washington, D.C.	12	88.8%	2,583	904	3,487	38.8%	1,008	1,350	1,008	1,350	497	665
Boston	2	96.5%	910	245	1,155	27.7%	255	320	255	320	125	157
Los Angeles	2	91.9%	371	389	760	42.0%	157	321	157	321	77	158
Houston	1	98.3%	1,135	699	1,834	10.0%	113	183	113	183	56	90
Denver	1	83.8%	1,338	511	1,849	50.0%	669	924	669	924	330	456
	24	93.3%	15,125	2,909	18,034	31.6%	4,745	5,680	4,745	5,680	2,337	2,797
Australia and New Zealand
Sydney	5	99.5%	2,514	527	3,041	38.5%	967	1,172	967	1,172	476	577
Melbourne	1	100.0%	858	341	1,199	50.0%	429	599	429	599	211	295
	6	99.6%	3,372	868	4,240	41.7%	1,396	1,771	1,396	1,771	687	872
United Kingdom
London	25	96.2%	9,505	1,114	10,619	43.5%	4,072	4,624	4,072	4,624	2,005	2,277
	25	96.2%	9,505	1,114	10,619	43.5%	4,072	4,624	4,072	4,624	2,005	2,277
Germany
Berlin	16	89.1%	2,477	1,169	3,646	25.0%	620	912	620	912	305	449
	16	89.1%	2,477	1,169	3,646	25.0%	620	912	620	912	305	449
Total Unconsolidated Properties	71	94.5%	30,479	6,060	36,539	35.6%	10,833	12,987	10,833	12,987	5,334	6,395
Total Core Office Properties	142	93.4%	77,959	18,167	96,126	52.8%	41,235	50,719	41,235	50,719	20,302	24,970

(1)	Reflects our partnership’s interest before considering non-controlling interests in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Opportunistic Office Property Portfolio			Assets under management			Proportionate at subsidiary level(1)			Proportionate to Unitholders(2)		Proportionate to LP Unitholders(3)
Dec. 31, 2018	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
(Sq. ft in 000’s)
CONSOLIDATED PROPERTIES
United States
Washington, D.C.	13	81.4%	2,048	—	2,048	100.0%	2,048	2,048	533	533	262	262
Los Angeles	10	49.2%	2,681	947	3,628	100.0%	2,681	3,628	737	983	363	484
San Diego	1	56.9%	177	—	177	100.0%	177	177	53	53	26	26
New York	2	64.9%	1,702	—	1,702	100.0%	1,702	1,702	435	435	214	214
Chicago	1	61.2%	1,448	—	1,448	100.0%	1,448	1,448	376	376	185	185
San Francisco / San Jose	30	77.0%	1,397	—	1,397	100.0%	1,397	1,397	402	402	198	198
Houston	5	77.0%	4,203	571	4,774	100.0%	4,203	4,774	1,093	1,241	538	611
Dallas	6	66.6%	466	—	466	100.0%	466	466	140	140	69	69
	68	68.7%	14,122	1,518	15,640	100.0%	14,122	15,640	3,769	4,163	1,855	2,049
United Kingdom
London	1	96.7%	662	47	709	31.0%	206	221	205	220	101	108
	1	96.7%	662	47	709	31.0%	206	221	205	220	101	108
Brazil
Rio de Janeiro	5	96.0%	1,468	—	1,468	32.0%	470	470	470	470	231	231
São Paulo	3	96.6%	1,229	—	1,229	32.0%	393	393	393	393	194	194
	8	96.3%	2,697	—	2,697	32.0%	863	863	863	863	425	425
India
NCR (Delhi region)	38	90.1%	10,716	6,410	17,126	90.3%	9,697	15,472	3,537	5,651	1,742	2,783
Kolkata	11	88.8%	2,825	1,097	3,922	100.0%	2,825	3,922	932	1,294	459	637
Mumbai	18	87.2%	3,457	—	3,457	100.0%	3,457	3,457	1,106	1,106	545	545
	67	89.3%	16,998	7,507	24,505	93.2%	15,979	22,851	5,575	8,051	2,746	3,965
Total Consolidated Properties	144	80.2%	34,479	9,072	43,551	90.9%	31,170	39,575	10,412	13,297	5,127	6,547

Total Opportunistic Office Properties	144	80.2%	34,479	9,072	43,551	90.6%	31,170	39,575	10,412	13,297	5,127	6,547

(1)	Reflects our partnership’s interest before considering non-controlling interests in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Core Retail Property Portfolio(1)			Assets under management	Proportionate at subsidiary level(2)		Proportionate to Unitholders(3)	Proportionate to LP Unitholders(4)
Dec. 31, 2018	Number of properties	% Leased	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
UNCONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	19	96.6%	16,414	61.3%	10,059	10,059	4,953
Southwest region	17	97.1%	21,292	68.2%	14,522	14,522	7,151
East North Central region	14	96.5%	14,137	64.1%	9,058	9,058	4,461
Southeast region	17	96.0%	16,547	51.8%	8,577	8,577	4,224
Mideast region	16	96.3%	15,651	60.3%	9,430	9,430	4,644
Mountain region	12	96.3%	13,276	55.7%	7,396	7,396	3,641
Northeast region	19	96.5%	14,668	72.7%	10,660	10,660	5,249
West North Central region	10	96.2%	9,450	71.1%	6,718	6,718	3,308
Total Unconsolidated Properties	124	96.5%	121,435	62.9%	76,420	76,420	37,631
Total Core Retail Properties	124	96.5%	121,435	62.9%	76,420	76,420	37,631

(1)	Does not include non-regional malls

(2)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(3)	Reflects our partnership’s interest net of non-controlling interests described in note (2) above.

(4)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Opportunistic Retail Property Portfolio(1)			Assets under management	Proportionate at subsidiary level(2)		Proportionate to Unitholders(3)	Proportionate to LP Unitholders(4)
Dec. 31, 2018	Number of properties	% Leased	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	9	94.0%	6,961	100.0%	6,961	3,503	1,725
Southwest region	6	73.3%	3,204	100.0%	3,204	1,538	757
East North Central region	6	79.6%	4,416	100.0%	4,416	2,222	1,094
Southeast region	3	88.0%	2,908	87.9%	2,557	1,287	634
Mideast region	5	90.6%	4,330	100.0%	4,330	2,180	1,073
Mountain region	5	86.1%	1,783	100.0%	1,783	897	442
Northeast region	4	87.4%	2,344	63.0%	1,477	622	306
	38	86.6%	25,946	95.3%	24,728	12,249	6,031
China
Shanghai	2	81.9%	650	100.0%	650	136	67
	2	81.9%	650	100.0%	650	136	67
Total Consolidated Properties	40	86.5%	26,596	95.4%	25,378	12,385	6,098
UNCONSOLIDATED PROPERTIES
Brazil
São Paulo	5	94.4%	1,508	46.7%	704	325	160
Rio de Janeiro	2	97.3%	959	73.2%	702	324	160
	7	95.5%	2,467	57.0%	1,406	649	320
Total Unconsolidated Properties	7	95.5%	2,467	57.0%	1,406	649	320
Total Opportunistic Retail Properties	47	87.2%	29,063	93.4%	26,784	13,034	6,418

(1)	Does not include non-regional malls; includes anchor space.

(2)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(3)	Reflects our partnership’s interest net of non-controlling interests described in note (2) above.

(4)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Logistics Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2018	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
Brazil
São Paulo	2	2,062	100.0%	2,062	480	236
	2	2,062	100.0%	2,062	480	236
Total Logistics Properties	2	2,062	100.0%	2,062	480	236

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Multifamily Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2018	Number of properties	Total	Owned %	Total	Total	Total
(Units)
CONSOLIDATED PROPERTIES
United States
New York	6	3,962	99.0%	3,922	1,203	593
Ohio	15	2,884	100.0%	2,884	737	363
Virginia	6	1,882	100.0%	1,882	481	237
Michigan	5	1,534	100.0%	1,534	392	193
California	4	1,488	100.0%	1,488	444	219
Florida	4	1,294	100.0%	1,294	331	163
Texas	5	1,256	100.0%	1,256	334	165
Georgia	3	1,031	100.0%	1,031	285	140
North Carolina	3	850	100.0%	850	217	107
Maryland	3	841	100.0%	841	245	121
Indiana	3	836	100.0%	836	214	105
Total Consolidated Properties	57	17,858	99.8%	17,818	4,883	2,406

UNCONSOLIDATED PROPERTIES
United States
Washington	2	443	100.0%	443	165	81
Georgia	1	342	100.0%	342	127	63
North Carolina	1	324	100.0%	324	121	59
Maryland	1	300	100.0%	300	112	55
Virginia	1	226	100.0%	226	84	41
Connecticut	1	168	100.0%	168	63	31
Total Unconsolidated Properties	7	1,803	100.0%	1,803	672	330
Total Multifamily Properties	64	19,661	99.8%	19,621	5,555	2,736

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries and properties.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Hospitality Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2018	Number of properties	Total	Owned %	Total	Total	Total
(Rooms)
CONSOLIDATED PROPERTIES
North America	113	18,303	100.0%	18,303	4,926	2,426
United Kingdom	37	5,318	100.0%	5,318	1,379	679
Canada	1	1,372	100.0%	1,372	351	173
Total Consolidated Properties	151	24,993	100.0%	24,993	6,656	3,278

UNCONSOLIDATED PROPERTIES
North America	4	2,125	73.6%	1,564	369	182
Australia	1	433	100.0%	433	136	67
Total Unconsolidated Properties	5	2,558	78.1%	1,997	505	249
Total Hospitality Properties	156	27,551	98.0%	26,990	7,161	3,527

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Triple Net Lease Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2018	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
North America	329	16,957	100.0%	16,957	4,349	2,142
Total Consolidated Properties	329	16,957	100.0%	16,957	4,349	2,142

Total Triple Net Lease Properties	329	16,957	100.0%	16,957	4,349	2,142

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Self-Storage Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2018	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
United States	91	7,493	100.0%	7,493	1,915	943
Total Consolidated Properties	91	7,493	100.0%	7,493	1,915	943

Total Self-Storage Properties	91	7,493	100.0%	7,493	1,915	943

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Student Housing Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2018	Number of properties	Total	Owned %	Total	Total	Total
(Beds)
CONSOLIDATED PROPERTIES
United Kingdom	49	17,827	100.0%	17,827	4,557	2,244
Total Consolidated Properties	49	17,827	100.0%	17,827	4,557	2,244

Total Student Housing Properties	49	17,827	100.0%	17,827	4,557	2,244

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Manufactured Housing Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2018	Number of properties	Total	Owned %	Total	Total	Total
(Sites)
CONSOLIDATED PROPERTIES
United States	136	33,169	100.0%	33,169	8,478	4,175
Total Consolidated Properties	136	33,169	100.0%	33,169	8,478	4,175

Total Manufactured Housing Properties	136	33,169	100.0%	33,169	8,478	4,175

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

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

Rent receivables and related revenue also includes percentage participating rents and recoveries of operating expenses. However, recoveries of operating expenses in relation to property taxes as well as property insurance are non-rental rental revenue, separate from the rest of recovery revenue. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries, rental or non-rental revenue, are recognized in the period that recoverable costs are chargeable to tenants.

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

We hold other financial instruments that represent equity interests in investment property entities that are measured at fair value as these financial instruments are designated as fair value through profit or loss or fair value through other comprehensive income. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties.

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

Future Accounting Policy Changes
The following are accounting policies issued that our partnership expects to adopt in the future:

IFRS 16, Leases (“IFRS 16”)

IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for the partnership beginning January 1, 2019. IFRS 16 brings most leases on-balance sheet as right-of-use (“ROU”) assets and lease liabilities for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. The partnership has participated in strategic planning sessions with its subsidiaries and associates and has developed and implemented an adoption project plan. Using the population of existing contractual arrangements, the partnership has completed its identification of leases that are required to be capitalized under the new standard.

The partnership has substantially quantified the present value of the identified lease contracts to determine the impact on the January 1, 2019 balance sheet. The partnership anticipates to adopt the standard under the modified retrospective approach. Any transitional impact will be recorded in equity as of January 1, 2019 and comparative periods are not restated. The partnership expects to apply certain transition reliefs, practical expedients and policy choice options on adoption of the new standard.

Based on the current estimates, adoption of IFRS 16 will result in the recognition of lease liabilities for operating leases of $973 million, $812 million of ROU assets that are classified as investment properties and $158 million of ROU assets as property, plant and equipment. The partnership does not anticipate any material transitional impact to equity upon adoption. The partnership is progressing as planned in its adoption project plan. Next steps include finalizing the impact assessment of acquisitions closed immediately prior to December 31, 2018 and to other financial statement line items once the standard has been adopted.

IFRS 3, Business Combination (“IFRS 3”)

In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption available. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that the output of a business is to provide goods and services to customers and also provide supplementary guidance. The partnership will adopt the standard prospectively and is currently evaluating the impact on its consolidated financial statements

5.B.    LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. At December 31, 2018, capital totaled $114 billion compared with $76 billion at December 31, 2017.

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

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Unfunded committed capital to funds;

•	Investing activities which could include:

◦	Fulfilling our capital commitments to various funds;

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future developments; and

◦	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $6,693 million at December 31, 2018 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Proportionate cash retained at subsidiaries	2,057	1,290
Proportionate availability under construction facilities	3,092	1,814
Proportionate availability under subsidiary credit facilities	1,544	2,777
Group-wide liquidity(1)	$6,693	$5,881

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Dec. 31, 2018
2019	$4,816
2020	8,721
2021	7,564
2022	3,959
2023	4,373
Thereafter	16,295
Deferred financing costs	(390)
Secured debt obligations	$45,338
Debt to capital ratio	57%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2019 to 2020. Currently our debt to capital ratio is 57%. We are focused on decreasing our debt to capital ratio to 50% through repayment of capital securities and credit facilities with cash flows that we expect from the completion of our active development pipeline with completion dates of 2019 to 2021.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2018. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership. Summaries of our debt profile for each of our segments are included elsewhere in this Form 20-F.

For the years ended December 31, 2018, 2017 and 2016, the partnership made distributions to unitholders of $1,059 million, $830 million and $796 million, respectively. This compares to cash flow from operating activities of $1,357 million, $639 million and $745 million, respectively, for each of the three years then ended. In 2017 and 2016, distributions exceeded cash flow from operating activities. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. In 2017 and 2016, the partnership funded the gap between its distributions and cash flow from operating activities through approximately $1,779 million and $1,180 million of realized gains from the disposition of assets with meaningful returns on capital, respectively. Distributions made to unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

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

 5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2018:

(US$ Millions)		Payments due by period
Dec. 31, 2018	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations	$63,811	$5,874	$11,653	$15,109	$5,410	$6,922	$18,843
Capital securities	3,385	100	814	603	141	421	1,306
Lease obligations	6,136	104	103	103	98	97	5,631
Commitments(1)	656	599	47	9	1	—	—

Interest expense(2):
Debt obligations	11,622	$2,545	$2,338	$1,804	$1,433	$1,122	$2,380
Capital securities	1,022	183	183	188	144	115	209
Interest rate swaps	4	2	2	—	—	—	—

(1)	Primarily consists of construction commitments on commercial developments.

(2)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

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

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation
Caroline Atkinson Washington, D.C., United States	66	Director	Senior Advisor to Rock Creek investment firm
Jeffrey M. Blidner Toronto, Canada	70	Director	Senior Managing Partner of Brookfield Asset Management
Soon Young Chang Dubai, United Arab Emirates	59	Director	Director of Dubai World; Senior Advisor of Investment Corporation of Dubai
Richard B. Clark New York, United States	60	Chairman of the Board, Director	Senior Managing Partner of Brookfield Asset Management and Chairman, Brookfield Property Group
Omar Carneiro da Cunha(3) Rio de Janeiro, Brazil	72	Director	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes
Scott Cutler Los Altos, United States	49	Director	Senior Vice President, Americas at eBay
Stephen DeNardo(2) Stamford, United States	65	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Louis Joseph Maroun(2)(3) Warwick, Bermuda	68	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
Lars Rodert(2)(3) Stockholm, Sweden	57	Lead Independent Director, Director	Founder and Chief Executive Officer of ÖstVäst Capital Management

(1)	The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.

(2)	Member of the audit committee. Mr. DeNardo is the Chair of the audit committee and is the audit committee financial expert.

(3)	Member of the governance and nominating committee. Mr. Maroun is the Chair of the governance and nominating committee.

Set forth below is biographical information for the BPY General Partner’s current directors.

Caroline Atkinson. Ms Atkinson is a Senior Adviser to Rock Creek investment firm in Washington D.C. and a trustee of the International Institute of Strategic Studies in London. Ms Atkinson is an Oxford-trained economist with more than two decades as a senior policy-maker in international economics and finance and as an executive in technology. She has held senior positions in Google, the U.S. government, International Monetary Fund (IMG) and the Bank of England. Most recently Ms. Atkinson was Head of Global Policy for Google Inc. Prior to joining Google, Ms Atkinson worked for President Barack Obama as the Deputy National Security Adviser for International Economics at the White House. She was the President’s personal representative to major international economic summits, including the G-7/8 and the G-20. She was also the Advisor to Treasury Secretaries Robert Rubin and Lawrence Summers. She has advised leading U.S. companies on global business and economic issues. Ms Atkinson is a Member of the Board Executive Committee for the Peterson Institute for International Economics, and a Member of Council on Foreign Relations and the Economic Club of New York.

Jeffrey M. Blidner. Mr. Blidner is a Vice Chairman of Brookfield Asset Management and is responsible for strategic planning and fundraising. Mr. Blidner is also Chief Executive Officer of Brookfield’s Private Funds Group, Chairman and a director of Brookfield Business Partners L.P. and Brookfield Renewable Partners L.P. and a director of Brookfield Asset Management and Brookfield Infrastructure Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

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

Richard B. Clark. Mr. Clark is a Senior Managing Partner of Brookfield Asset Management and Chairman of the board of directors of the company and a BPR. He has over 30 years of real estate experience. Mr. Clark has been employed by Brookfield and its predecessors since 1984 in various senior roles including President and Chief Executive Officer of Brookfield Property Group and BPY. Mr. Clark holds a Bachelor of Science in Business from the Indiana University of Pennsylvania.

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

Scott Cutler. Mr. Cutler is the Senior Vice President, Americas at eBay, where he oversees the Americas business unit, including the United States, Latin America, and Canada. Mr. Cutler joined eBay as President of eBay’s StubHub business in April 2015 after nine years as an Executive Vice President at the New York Stock Exchange, or NYSE. During his tenure at NYSE, Mr. Cutler transformed it into the number one global exchange and was responsible for over $1 trillion in capital raised and helped take some of the world’s most iconic brands of the last decade public. Mr. Cutler holds a B.S. degree in Economics from Brigham Young University, or BYU and a J.D. from the University of California, Hasting College of Law. He also serves on the board of the Mental Health Association of New York City and is a trustee on the National Advisory Committee for his alma mater BYU.

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

Our Management

The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its property business through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the real estate investment cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of real estate investment and operational expertise throughout our operating entities which specialize in office, retail, multifamily, logistics, hospitality, triple net lease, self-storage, student housing and manufactured housing assets, generating significant and stable operating cash flows. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Brian W. Kingston	45	21	18	Chief Executive Officer
Bryan K. Davis	45	23	20	Chief Financial Officer

Set forth below is biographical information for Messrs. Kingston and Davis.

Brian W. Kingston. Mr. Kingston was named Chief Executive Officer in 2015. He is also a Senior Managing Partner at Brookfield Asset Management and Chief Executive Officer of Brookfield Property Group. Mr. Kingston joined Brookfield in 2001 and has been engaged in a wide range of merger and acquisition activities. From 2008 to 2013 he led Brookfield’s Australian business activities, holding the positions of CEO of Brookfield Office Properties Australia, CEO of Prime Infrastructure and CFO of Multiplex.

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

 6.B.    COMPENSATION

The BPY General Partner pays each of its directors $125,000 per year for serving on its board of directors and various board committees. The BPY General Partner pays the chair of the audit committee an additional $20,000 per year and pays the other members of the audit committee an additional $10,000 per year for serving in such positions. The BPY General Partner also pays the lead independent director an additional $10,000 per year. Directors also receive an annual retainer of $15,000 paid by BPR for serving as a director of BPR.

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

Size, Independence and Composition of the Board of Directors

The BPY General Partner’s board of directors may consist of between three and eleven directors or such other number of directors as may be determined from time to time by a resolution of the BPY General Partner’s shareholders and subject to its bye-laws. The board is currently set at nine directors and a majority of the directors of the BPY General Partner’s board of directors are independent. In addition, the BPY General Partner’s bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

Director Unit Ownership Requirements

The BPY General Partner believes that directors can better represent our unitholders if they have economic exposure to our company themselves. Our company expects that non-Brookfield-employed directors, or outside directors, should hold sufficient units of our company or BPR Units such that the acquisition costs of such securities held by such directors are equal to at least two times their annual retainer, as determined by the board of directors from time to time.

Outside directors are required to purchase limited partnership units and/or BPR Units on an annual basis in an amount not less than 20% of the minimum economic ownership requirement until the requirement is met. Outside directors are required to achieve this minimum economic ownership within five years of joining the board. In the event of an increase in the annual retainer fee, the outside directors will have two years from the date of the change to comply with the ownership requirement. In the case of outside directors who have served on the board less than five years at the date of the change, such directors will be required to comply with the ownership requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board, and (ii) two years following the date of the change in retainer fee. Two of our outside directors have met this minimum economic ownership requirement, two of our outside directors have until 2020 to meet these requirements due to a recent increase in the annual retainer fee and two of our outside directors have recently been appointed and intend to meet the 20% annual minimum purchase requirement.

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

See Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management” for the names of the directors currently on the audit committee.

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

See Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management” for the names of the directors currently on the governance and nominating committee.

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

 6.E.    SHARE OWNERSHIP

Each of the directors and officers of the BPY General Partner own less than 1% of our units. Units of our partnership may be issued to such directors and officers through our distribution reinvestment plan described in Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement - Distribution Reinvestment Plan” and through our Unit-based compensation plans described in Item 18 “Financial Statements - Note 32 - Unit-Based Compensation”.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.    MAJOR SHAREHOLDERS

As of February 22, 2019, there are 427,939,159 limited partnership units of our company outstanding. To our knowledge, as of February 22, 2019, no person or company, other than Brookfield Asset Management, Partners Limited and the Class A Preferred Unitholder, beneficially owns or controls or directs, directly or indirectly, more than 5% of our units. See also the information contained in this Form 20-F under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.

As of February 22, 2019, 235,177 of our outstanding units were held by 2,549 holders of record in the United States, not including units of our company held of record by the Depository Trust Company, or DTC. As of February 22, 2019, DTC was the holder of record of 162,567,787 units.

As of February 22, 2019, 227,576 of our outstanding units were held by 3,869 holders of record in Canada, not including units of our company held of record by Clearing and Depository Services Inc., or CDS. As of February 22, 2019, CDS was the holder of record of 264,882,779 units.

The following table presents information regarding the beneficial ownership of our company, as of February 22, 2019, by each person or entity that we know beneficially owns 5% or more of our company.

	Units Outstanding
Name and Address	Units Owned(1)	Percentage
Brookfield Asset Management Inc.(2) Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	517,409,307	50%
Partners Limited(3) Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	522,885,310	52%
Qatar Investment Authority(4) Q-Tel Tower Diplomatic Area Street, West Bay Doha, Qatar	70,038,910	7%

(1)
Units Owned includes our limited partnership units, and for Brookfield Asset Management and Partners Limited, also includes Redemption-Exchange Units, and for Brookfield Asset Management, also includes GP Units and Special LP Units.

(2)
Brookfield beneficially owns 81,723,887 of our units, 432,649,105 Redemption-Exchange Units and 3,036,315 BPR Units. Brookfield has a 60% interest in our company assuming the exchange of the Redemption-Exchange Units and the Exchange LP Units not held by us, and a 50% interest in our company on a fully-exchanged basis.

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

 7.B.    RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH BROOKFIELD

Brookfield Asset Management

Brookfield Asset Management is a leading global alternative asset manager with over $350 billion in assets under management. The company has a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

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

Preferred Shares of Certain Holding Entities

Brookfield holds $420 million of Class B redeemable preferred shares of CanHoldco, one of our Holding Entities, which it received as partial consideration for causing the Property Partnership to acquire substantially all of Brookfield Asset Management’s commercial property operations. The Class B preferred shares were entitled to receive a cumulative preferential dividend equal to 5.75% of their redemption value as and when declared by the board of directors of CanHoldco until the fifth anniversary of their issuance, after which the preferred shares are entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes, which equals to 7.64%. CanHoldco may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield has a right of retraction following the fifth anniversary of the issuance of the Class B preferred shares. The Class B preferred shares are entitled to vote with the common shares of CanHoldco and each class of preferred shares has an aggregate of 1% of the votes to be cast in respect of CanHoldco.

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

In addition, Brookfield holds $15 million of preferred shares of CanHoldco and four wholly-owned subsidiaries of other Holding Entities. These preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity, subject to certain limitations, at any time after the twentieth anniversary of their issuance. The preferred shares are entitled to vote with the common shares of the applicable entity and have an aggregate of 1% of the votes to be cast in respect of the applicable entity.

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

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, the BPY General Partner’s bye-laws, the Property Partnership’s limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”, Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement - Indemnification; Limitations on Liability” and Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Indemnification; Limitations on Liability”.

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

Conflicts of Interest
 Our organizational, ownership and management structure and strategy involve a number of aspects and relationships that may give rise to conflicts of interest between our company and our unitholders, on the one hand, and Brookfield and/or other Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), collectively referred to as Brookfield Accounts, on the other hand. The discussion below sets out certain of the conflicts of interest that may arise, but does not purport to be a complete list or explanation of all such potential conflicts of interest. Dealing with conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise. While Brookfield acts in good faith to resolve all potential conflicts in a manner that is fair and balanced taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with our conflicts policy that has been approved by our governance and nominating committee and the BPY General Partner. The conflicts policy was put in place in recognition of the benefit to our company of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The conflicts policy generally provides for potential conflicts to be resolved on the basis of transparency and, required pursuant to the policy, third-party validation and approvals. The conflicts policy focuses on addressing the principal activities that may give rise to potential conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.

We may pursue acquisition opportunities in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts. Any references in this section to our acquisitions, investments, assets, expenses, operating entities or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.

•
Allocation of Investment Opportunities. In recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability and/or appropriateness of opportunities for us and to allocate such opportunities among us, Brookfield, Brookfield Accounts, and/or third parties as it deems appropriate. Brookfield and Brookfield Accounts have (and future Brookfield Accounts may in the future have) investment mandates that overlap with our investment mandate, including Brookfield Accounts that invest in, own, operate, develop, and recycle portfolios of real estate assets, and in which we generally expect to be a significant investor. In addition, Brookfield has provided, and may in the future provide (without notice to our unitholders), priority rights with respect to certain investment opportunities, including all or a select geographic, sector or other subset of opportunities, to certain Brookfield Accounts (but not to us) or to other persons pursuant to contractual or other arrangements. For example, Brookfield Accounts with infrastructure and renewable power focused investment mandates, and Brookfield Accounts with opportunistic real estate investment mandates, generally have been (and will in the future be) given priority with respect to investment opportunities that are suitable and appropriate for them. As a result, Brookfield Accounts may compete with, or have priority over, our company in respect of investment opportunities, and opportunities that would otherwise be suitable for us may not be made available to us, we may receive a smaller allocation of such opportunities than would otherwise have been the case, or we may receive an allocation of such opportunities on different terms than Brookfield or Brookfield Accounts (which may be less favorable than otherwise would have been the case).

The question of whether a particular opportunity is suitable and/or appropriate for us, and to the extent it is the amount of such opportunity to be allocated to us, is highly subjective and will be made in Brookfield’s discretion based on various portfolio construction and management factors, including: (i) the size, nature and type of the opportunity (including the expected risk-return profile of the investment, expected holding period and its fit with the balance of our investments and related operations), (ii) the amount of capital available for investment, (iii) principles of diversification of assets (including whether we will participate in the opportunity through our investment in Brookfield Accounts), (iv) the nature and extent of involvement in the transaction and the sourcing of the transaction by the Brookfield investment professionals that manage our company, (v) the nature of potential acquirers upon disposition, (vi) our expected future capacity, (vii) cash and liquidity needs (including our interest in preserving capital in order to secure other opportunities and/or to meet other obligations), (viii) the availability of other appropriate or similar investment opportunities (including other opportunities that we may be pursuing or otherwise considering at the relevant time) and (x) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, timing and similar considerations). If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf or on behalf of one or more Brookfield Accounts. As a result, there may be differences in the overall performance of our company, Brookfield and Brookfield Accounts that have overlapping investment mandates.

In allocating investment opportunities among us, Brookfield and Brookfield Accounts (including Brookfield Accounts that have investment mandates that overlap with that of our company), Brookfield will face certain potential conflicts of interest between the interests of our company, its interests and the interests of Brookfield Accounts. These potential conflicts may be exacerbated in situations where Brookfield has larger interests in Brookfield Accounts than its interest in our company, where Brookfield is entitled to higher fees from Brookfield Accounts than from our company, where portfolio managers making an allocation decision are entitled to performance-based compensation from Brookfield or a Brookfield Account, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest may arise, including as a result of earlier investment allocation decisions. Brookfield will make investment allocation decisions taking into account our company’s, Brookfield’s and Brookfield Accounts’ investment mandates and interests.

•
Allocation of Broken-Deal Expenses. We will incur expenses with respect to the consideration and pursuit of transactions that are not ultimately consummated, referred to as broken-deal expenses, including through our investments in Brookfield Accounts. Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, tax, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction. Broken-deal expenses generally will be allocated among our company, Brookfield and Brookfield Accounts in the manner that Brookfield determines to be fair and equitable, which may be pro rata or on a different basis.

•
Allocation of Co-Investment Opportunities and Expenses. Because of the scale of typical real estate related investment opportunities, we may offer portions of certain acquisition opportunities for co-investment. In addition, as our strategy includes completing acquisitions through Brookfield Accounts, we will likely make co-investments with Brookfield and with third-party investors in Brookfield Accounts. Decisions regarding whether and to which parties to offer co-investment opportunities are made by Brookfield and may be based on a number of factors, including portfolio construction, strategic or other considerations, taking into account the specific facts and circumstances relating to each potential co-investment opportunity. As a result, from time to time, we may offer (or receive from Brookfield Accounts) larger or smaller portions of co-investment opportunities than would otherwise have been the case or no portion of certain opportunities.

In our capacity as a co-investor, we will typically bear our pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of our co-investments and we may be required to pay our pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees). Notwithstanding the foregoing, certain potential co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors may not bear such fees, costs and expenses, including because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time such potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will (i) be considered our operating expenses and be borne by us (in connection with co-investment opportunities that we offered) or (ii) be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account), a pro-rata portion of which will be borne by us through our investment in the Brookfield Account.

•
Investments by Brookfield Personnel. The partners, members, shareholders, directors, officers and employees of Brookfield, or Brookfield Personnel, may generally buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts). Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us. To reduce the possibility of (a) potential conflicts between our investment activities and those of Brookfield Personnel, and (b) us being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which the personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s restricted trading list, trading in securities that are subject to a black-out period and other restrictions.

•
Investments by the Investing Affiliate. Certain Brookfield executives own a substantial majority of an entity that makes investments for its own account, referred to as the Investing Affiliate. The Investing Affiliate’s activities are managed separately from our (or any Brookfield Account’s) activities. There is no formal informational barrier between the Investing Affiliate and the rest of Brookfield. Brookfield has adopted protocols designed to ensure that the Investing Affiliate’s activities do not materially adversely affect our (and Brookfield Accounts’) activities and to ensure that potential conflicts are resolved in a manner pursuant to which our (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Investing Affiliate’s.

•
Other Activities of Investment Personnel. The same professionals within Brookfield’s organization who are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for the Brookfield Accounts, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us, and such individuals’ broader responsibilities could conflict with their responsibilities to us.

•
Warehousing Investments. Where Brookfield has made an acquisition, it may transfer it to us at a later date at cost, plus a pre-agreed interest rate, after the assets have been developed or we have obtained sufficient financing. Similarly, we may warehouse one or more investments for a Brookfield Account and transfer the warehoused investment to the applicable Brookfield Account at cost, plus a pre-agreed interest rate, once the Brookfield Account has raised sufficient capital, including financing, to support the acquisition. In the event the applicable Brookfield Account does not obtain sufficient financing to purchase the warehoused investment and we cannot find another buyer for the investment, we may be forced to retain the investment, the value of which may have increased or declined.

•
Transacting with Brookfield. When permitted by applicable law and subject to and in accordance with our conflicts policy, we may buy investments from or sell investments to Brookfield and/or Brookfield Accounts. Such transactions generally will require the approval of the governance and nominating committee and, in connection with transactions with a Brookfield Account, the advisory committee of the applicable Brookfield Account.

•
Terms of an Investment by Our Company May Benefit or Disadvantage Brookfield or A Brookfield Account. In making certain decisions with regard to a potential investment by our company (or by a Brookfield Account in which we are invested), Brookfield could face certain conflicts of interest between the interests of our company (or the Brookfield Account), on the one hand, and the interests of Brookfield, the Investing Affiliate or a Brookfield Account that has already made a related investment, on the other hand. Similarly, a prospective investment by Brookfield or a Brookfield Account may present a conflict of interest with respect to an investment by our company. Subject to applicable law and our conflicts policy, Brookfield may cause our company to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or a Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that may result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, we may make a debt or equity investment in an entity which is expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstance, Brookfield or such Brookfield Account might benefit if our company invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it might benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, Brookfield or a Brookfield Account might be in the position of making an investment that could be used to repay loans from our company, which would present the opposite conflict. Similarly, such conflicts might also be present in other situations. For example, in certain circumstances, we may pursue a take-private, asset purchase or other material transaction with an issuer in which Brookfield, the Investing Affiliate or a Brookfield Account is invested, which may result in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities may enhance Brookfield’s, the Investing Affiliate’s or a Brookfield Account’s profitability, Brookfield may take its, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on our behalf.

•
Investments with Related Parties. In certain circumstances, we will participate in investments that involve Brookfield or Brookfield Accounts in equity or debt positions within a transaction. For example, Brookfield or Brookfield Accounts may: (a) enter into a joint transaction with us; (b) be borrowers of certain investments or lenders in respect of our company; or (c) hold debt positions (either junior or senior to our positions) or other interests in an investment’s capital stack. The interests of Brookfield or Brookfield Accounts in such investments may differ from our interests and also may have been acquired at different times, at different prices and/or subject to different terms and conditions. As a result of these differences, Brookfield or Brookfield Accounts may manage such interests in a way that is different from ours (including, for example, by investing in different portions of an issuer’s capital structure, investing in the same portion but on different terms, obtaining exposure to the investment using different types of securities or instruments, voting securities in a different manner, and/or acquiring or disposing of its interests at different times than us). In connection with the foregoing, Brookfield or Brookfield Accounts may pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which we have invested, even though such actions or inaction could adversely affect us. For example, if an issuer in which we have an investment and in which Brookfield or a Brookfield Account also has an investment, but at a different portion of the capital structure, becomes distressed or defaults on its obligations, Brookfield will have conflicting loyalties between its duties to us and to itself or to the Brookfield Accounts. In such a situation Brookfield, acting on behalf of itself or a Brookfield Account, may seek a liquidation, reorganization or restructuring of the issuer that may have an adverse effect on our holdings in the same issuer, and our transactions may be effected at prices or terms that may be less favorable than would otherwise have been the case (or vice versa). In addition, in the event that Brookfield or Brookfield Accounts hold voting securities of an issuer in which we hold loans, bonds, or other credit-related securities, Brookfield or such Brookfield Accounts may have the right to vote on certain matters that have an adverse effect on the positions held by us. Furthermore, to the extent that Brookfield or a Brookfield Account has holdings in the same issuer as us, Brookfield may be incentivized to take its interests or the interests of such Brookfield Account into consideration in connection with actions it takes on behalf of our company, even though taking such interests into account could adversely affect us.

In addition, we and Brookfield or a Brookfield Account may jointly acquire a portfolio of properties or other assets and thereafter divide up the properties or other assets. In this circumstance, Brookfield will determine the purchase price associated with each property or other asset, which price may not represent the price we would have paid if we had acquired only those properties or other assets we ultimately retain. Furthermore, we and Brookfield or a Brookfield Account may

jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate such investment, we may be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. In addition, we may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of a Brookfield Account in connection with investments made by such Brookfield Account alongside our company. Likewise, a Brookfield Account in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside the Brookfield Account. In such circumstances, certain investors will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors are not providing the same level of credit support as our company (or the Brookfield Account, as applicable). In the event the Brookfield Account (or a co-invest vehicle) does not satisfy its share of any payment in respect of any such borrowing, we (or the Brookfield Account in which we are invested, as applicable) will be contractually obligated to satisfy their share even if our company (or the Brookfield Account) does not have recourse against the investor(s) benefiting from such support.

Subject to Brookfield policies, information barriers and applicable legal restrictions, other parts of Brookfield may (but are under no obligation to) refer investment opportunities to us, including investments in issuers in which Brookfield Accounts have existing investments. Referrals of such related investments give rise to potential conflicts of interest, including that an investment by our company may benefit such Brookfield Accounts.
In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights, strategic objectives, timing of transactions, such as the disposition of all or part of an investment, or resolution of a liability in connection with an investment. These conflicts may result from various factors, including investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and different target rates of return.

As a result of the various conflicts and related issues described above, we could sustain losses during periods where Brookfield or a Brookfield Account achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.

•
Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies with which Brookfield may technically be affiliated (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control; (b) are separated from Brookfield pursuant to an information barrier; or (c) do not coordinate or consult with Brookfield with respect to investment decisions, are referred to as Non-Controlled Affiliates. Such Non-Controlled Affiliates may have investment mandates that overlap with our investment mandate and conflicts may arise therefrom. For example, the possibility exists that such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates could pursue investment opportunities which are suitable for us but which are not made available to us since such Non-Controlled Affiliates do not consult with and/or are not wholly controlled by Brookfield. Similarly, certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to the management of our company. In certain instances, there are information barriers in place pursuant to which investment operations are managed independently of each other and information is not generally shared relating to such activities.

•
Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, including access to financing arrangements and acquisition opportunities. Certain of these arrangements were effectively determined by Brookfield in the context of the Spin-off, and therefore may contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our company and Brookfield may arise in negotiating such new or amended arrangements. Furthermore, Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements. In addition, our investment in Brookfield Accounts may provide Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources) and assisting Brookfield in marketing the Brookfield Accounts.

•
Fees for Services. We (or our operating entities) may be retained to perform certain services for Brookfield and/or Brookfield Accounts and/or companies and assets they are invested in that would otherwise be provided by third parties, including among others, development oversight, property management, leasing, and construction and design. To the extent we provide such services, we will generally be compensated (a) at rates for the relevant services that do not exceed the rates that Brookfield reasonably believes to be customarily charged (at such time) for similar services by (i) persons engaged in the same or substantially similar activities, or (ii) Brookfield in its provision of the same or substantially similar services to one or more third parties, such rates being referred to as Customary Rates; provided that, if Customary Rates are not able to be determined, such services may be provided at cost (including an allocable share of internal costs), (b) at such other rates (including flat fixed rates) for the relevant services approved by the governance and nominating committee. In determining Customary Rates, Brookfield will seek to determine what one or more comparable service providers who are engaged in the same or substantially similar activities as Brookfield charge in the ordinary course for similar services at the time of determination. While Brookfield will determine in good faith what rates it believes are customary for such services at such time, there will likely be variances in the marketplace based on an array of factors that affect service providers and the prices of their services, including loss leader pricing strategies or other marketing practices, integration efficiencies, geographic market differences and the quality of the services provided. Brookfield will make a good faith determination as to what it believes to be the Customary Rate at such time, and may base its determination on one or more factors, including market knowledge, prices charged by competitors, prices charged by Brookfield to one or more third parties, a third party valuation agent, commodity or other price forecasting, prices required in order to meet certain regulatory requirements or qualify for particular governmental programs or other subjective and objective metrics. However, there can be no assurances that the rates charged by us will not be less than those charged by certain similarly-situated service providers in any given circumstance. If the market rate for any service increases such that it is greater than the rate charged by us, then we may be obligated to continue to provide the applicable service at a below-market rate.

In the ordinary course, Brookfield employees are hired or retained by, or seconded or otherwise allocated to (in whole or in part), our company and/or operating entities that we are directly or indirectly invested in for performance of operating services or roles that in the normal course are expected to be carried out by our (or the relevant operating entity’s) personnel. In connection with any such arrangement, all or a portion of the compensation and overhead expenses relating to such employees (including base salaries, benefits and incentive compensation (which may include long term incentive awards of equity or options for equity in Brookfield), among other things) will directly or indirectly be borne by us or the applicable operating entities. The compensation and overhead expenses relating to such employees generally will be within the market compensation range for the roles filled in the relevant market based on one or more of the following (i) market compensation studies or guidance provided by third parties, (ii) recent market hires made by the relevant operating entity for comparable positions, (iii) the employee’s peers at Brookfield and the operating entity, and/or (iv) specific compensation reviews conducted by compensation consultants. For these purposes, given how certain compensation arrangements are structured and valued (particularly various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and how overhead expenses are generally allocated, in each case requiring certain judgments and assumptions, there can be no assurance that operating entities (and indirectly our company) will not bear higher costs than they would have such expenses been valued, allocated or charged differently.

Brookfield and its personnel will receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our company and/or operating entities which will not reduce fees or other expenses or otherwise be shared with our company and/or our operating entities. For example, airline travel and hotel stays incurred as direct or indirect expenses of our company and/or operating entities typically may result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not our company and/or our operating entities) even though the cost of the underlying service is borne by directly or indirectly by our company and/or our operating entities. In addition, Brookfield may make available certain discount programs to its employees as a result of Brookfield’s relationship with an operating entity, such as “friends and family” and similar discounts.

•
Brookfield Investments in Companies. Brookfield (or Brookfield Accounts) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with us, Brookfield Accounts in which we are invested or our operating entities. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in technology and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield acquires an equity or other interest in such companies that may, in turn, transact with us, Brookfield Accounts in which we are invested or our operating entities. For example, Brookfield (through an investment program referred to as Brookfield Ventures) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to us, Brookfield Accounts in which we are invested or our operating entities (as well as third-party companies). In connection with such relationships, Brookfield may, and often will, refer, introduce or otherwise facilitate transactions between such companies and us, Brookfield Accounts in which we are invested or our operating entities, which may, and often will, result in benefits to Brookfield, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield (including through increased equity allotments), which may be significant. Such financial incentives that inure to or benefit Brookfield pose an incentive for Brookfield to cause us, Brookfield Accounts in which we are invested or our operating entities to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from relationships with such companies will generally not be shared with us. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield and/or the companies or businesses that Brookfield is invested in, which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield and not to us. For the avoidance of doubt, any of the arrangements and/or benefits described in this paragraph will not require notice to, or the consent of, our unitholders.

•
Sharing of Services. In certain circumstances, in order to create efficiencies and optimize performance, one or more of our investments, operating entities or assets may determine to share the operational, legal, financial, back-office or other resources of another of our investments, operating entities or assets, or of an investment, operating entity or asset of Brookfield or a Brookfield Account. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable.

•
Affiliated Transactions. In the ordinary course of business, certain of our investments may receive services from, or participate in transactions or other arrangements with, portfolio companies invested in by Brookfield or Brookfield Accounts in which we are or are not invested. Such transactions and/or arrangements may not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, may replace transactions and/or arrangements with third parties. For example, one of our investee companies may be a tenant of or may contract to acquire power from a portfolio company of Brookfield or a Brookfield Account. These transactions and/or arrangements are expected to be entered into on an arm’s length basis at Customary Rates in accordance with our conflicts policy. In addition, certain such engagements may involve performance-based compensation, or Operating Performance Compensation, payable to certain management members of the applicable operating affiliate providing the service. The cost of such Operating Performance Compensation and any other related fees and expenses in connection with services provided by the operating affiliate will be borne entirely by the company receiving the service (and indirectly by us based on our direct or indirect interest in such company). For the avoidance of doubt, Brookfield or the operating affiliate may subcontract with third parties for the provision of the services Brookfield or the operating affiliate was engaged to provide.

While such transactions and/or arrangements have the potential for inherent conflicts of interest, Brookfield believes that our access to Brookfield and its Brookfield Accounts’ portfolio companies enhances our capabilities and is an integral part of our operations. These transactions and/or arrangements will not require the consent of our unitholders.

•
Information Sharing. Because of the extensive scope of Brookfield’s activities, Brookfield often has or obtains information that can be utilized by Brookfield across multiple strategies. For example, information Brookfield has or acquires through its management of Brookfield Accounts or its own investing activities may be used by Brookfield to identify or evaluate potential investments for us. Conversely, information Brookfield has or acquires in connection with our activities may be used for the benefit of Brookfield or Brookfield Accounts (and, for the avoidance of doubt, Brookfield shall have no duty (contractual, fiduciary or otherwise) to keep such information confidential from, or not to use such information in connection with the investment activities of, itself or Brookfield Accounts). Brookfield may trade, or may cause Brookfield Accounts to trade, on the basis of information it has or obtained through our investment activities. In some cases, this trading may result in Brookfield or a Brookfield Account taking a position that is different from, and potentially adverse to, a position taken by our company, or may result in Brookfield or a Brookfield Account benefiting from our investment activities. Brookfield has implemented policies and procedures to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to communication and information sharing. Such policies and procedures may reduce synergies across Brookfield’s various activities, which could negatively affect Brookfield’s or our ability to pursue attractive investment opportunities that would otherwise be available to Brookfield or us if such policies and procedures were not implemented. From time to time, such policies and procedures may result in our company, Brookfield or Brookfield Accounts having reduced investment opportunities or investment flexibility, or may otherwise restrict us, Brookfield or Brookfield Accounts in their activities with respect to such information.

Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for our benefit any information regarding Brookfield’s trading activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Furthermore, to the extent that Brookfield has access to analysis, models and/or information developed by Brookfield and its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of our company in accordance with such analysis and models. In the event Brookfield elects not to share certain information with us, we may make investment decisions that differ from those it would have made if Brookfield had provided such information, which may be disadvantageous to us.

•
Material Non-Public Information; Trading Restrictions. From time to time, our ability to buy or sell certain securities may be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to our company, Brookfield or Brookfield Accounts (including Brookfield’s internal policies designed to comply with these and similar requirements). Brookfield might not engage in transactions or other activities for, or enforce certain rights in favor of, our company due to Brookfield’s activities outside our company and regulatory requirements, policies, and reputational risk assessments.

Brookfield may possess material, non-public information about a company that would limit our ability to buy and sell securities related to that company (or, potentially, to other companies). For example, Brookfield personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on our behalf). In such situations, Brookfield may be limited and/or restricted in its ability to trade in the securities of the company (or other companies about which the company has material non-public information). This may adversely affect our ability to make and/or dispose of certain investments.
Furthermore, as a result of applicable regulations, in certain circumstances, our position in an investment may be aggregated with a position held by Brookfield (including parts of Brookfield that are separated by an information barrier) and other Brookfield Accounts. This could require us, together with such other Brookfield parties, to make certain disclosure filings or could otherwise restrict our activities with respect to such investment.
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

•
Client and Other Relationships. Brookfield is permitted to pursue other business activities (including through portfolio companies that it and Brookfield Accounts invest in) and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield’s resources, personnel and acquisition opportunities to others who compete with us. In addition, certain portfolio companies in which we, Brookfield and/or Brookfield Accounts are invested in may provide investment banking and other advisory services to third parties with respect to assets in which we may be invested or seeking to invest. The interests of such portfolio companies in such circumstances may conflict with (and potentially be adverse to) our interests, and we may compete with such portfolio companies (and their third party clients) in pursuing certain investments. Brookfield generally implements policies and procedures (including, for example, information barriers) to mitigate potential conflicts of interest and address certain regulatory requirements relating to these potential circumstances.

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

•
Valuation of Our Investments. Brookfield performs certain valuation services related to our securities and assets. Brookfield performs such services in accordance with its valuation policies. From time to time, Brookfield may value a similar or identical asset differently for our company than for itself or a Brookfield Account, including because our company, Brookfield and Brookfield Accounts are subject to different valuation guidelines pursuant to our and their respective governing agreements (e.g., in connection with differing applicable regulatory restrictions), different third-party vendors are hired to perform valuation functions for our company, Brookfield or the Brookfield Accounts, or otherwise. In addition, Brookfield faces a conflict with respect to valuations generally because of their effect on Brookfield’s fees and other compensation.

•
Brookfield Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our company. For example, Brookfield may invest, trade or make a market in the equity, debt or other interests of our operating entities without regard to the impact on us of such activities. In particular, Brookfield’s Public Securities Group, or PSG, manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which PSG manages its investment operations independently of each other and do not generally share information relating to such activities. As a result, PSG will not share investment opportunities that may otherwise be suitable for our company with us, and our company will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG may hold an interest in one of our investments and, as a result of different investment objectives and views, PSG may manage such interests in a way that is different from us (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us). As result of the information sharing barrier, our investment team may not be aware of, and may not have the ability to manage, such conflicts. Brookfield may decide at any time, and without notice to our unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield may be subject to certain protocols, obligations and restrictions in managing our company, including, for example, conflicts-management protocols, aggregated regulatory reporting obligations and certain potential investment-related restrictions.

•
Service Providers. Our service providers or service providers of our operating entities (including deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors) may be (or their affiliates may be) unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us and/or Brookfield or Brookfield Accounts (for example, as tenants). These factors may influence Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us given all surrounding facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

Our service providers may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid with respect to these service providers by us, on the one hand, may be more or less favorable than the rates paid by Brookfield or Brookfield Accounts, on the other hand. Brookfield or Brookfield Accounts may hold investments in companies that provide services to entities in which we invest generally, and, subject to applicable law, Brookfield may refer or introduce such companies’ services to entities that have issued securities held by us.

•
Advisors. Brookfield may engage or retain strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield (which may include former Brookfield employees as well as current and former executive officers of Brookfield portfolio companies) and who are expected, from time to time, to receive payments from, or allocations or performance-based compensation with respect to, our operating entities (as well as from us, Brookfield or Brookfield Accounts in which we are invested). In such circumstances, such payments from, or allocations or performance-based compensation with respect to, our operating entities and/or our company or Brookfield Accounts in which we are invested may be treated as expenses of our company or such Brookfield Accounts. These strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals (which may include certain former Brookfield employees) may be offered the ability to co-invest alongside our company, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of an operating entity. In certain cases, these persons may have certain attributes of Brookfield “employees” (e.g., they may have dedicated offices at Brookfield and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. Brookfield expects, where applicable, to allocate the costs of such personnel to the applicable operating entities, to us and/or to Brookfield Accounts in which we are invested. Payments or allocations to Brookfield’s strategic advisors, senior advisors, operating partners, executive advisors, consultants and other similar professionals can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals will continue to serve in such roles and / or continue their arrangements with Brookfield and/or any portfolio companies or Brookfield Accounts.

•
Diverse Interests. The various types of investors in and beneficiaries of our company, including Brookfield, may have conflicting investment, tax and other interests with respect to their interests. When considering a potential investment for us, Brookfield will generally consider our investment objectives, not the investment objectives of any particular investor or beneficiary. Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield than to investors or beneficiaries unaffiliated with Brookfield. Brookfield reserves the right on behalf of itself and its affiliates to take actions adverse to us or other Brookfield Accounts in these circumstances, including withholding amounts to pay actual or potential tax liabilities.

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

•
Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to certain of its affiliates, and in certain circumstances, such reputational considerations may conflict with our interests. The BPY General Partner or Brookfield may make decisions on our behalf for reputational reasons that may not be directly aligned with the interests of unitholders or consistent with the determination the BPY General Partner or Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield may limit transactions and activities on our behalf for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where a Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on our behalf, where a Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our company could affect the BPY General Partner, Brookfield, Brookfield Accounts or their activities.

•
Possible Future Activities. Brookfield may expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those intended to be made by us. These companies may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.

See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our unitholders”.

As noted above, activities and transactions that give rise to potential conflicts of interests between our company and our unitholders, on the one hand, and Brookfield and Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts policy that has been approved by the governance and nominating committee and the BPY General Partner. The conflicts policy was put in place in recognition of the benefit to our company of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis transparency and, where applicable, third party validation and approvals. The policy focuses on addressing the principal activities that may give rise to potential conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.

Pursuant to the conflicts policy, Brookfield is required to seek the prior approval of the governance and nominating committee for certain transactions, including: (i) acquisitions by our company from, and dispositions by our company to, Brookfield and Brookfield Accounts; (ii) the dissolution of our company; (iii) any material amendment to our Master Services Agreement, the Relationship Agreement, or our limited partnership agreement; (iv) any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (v) termination of, or any determinations regarding indemnification under, our Master Services Agreement, or our limited partnership agreement; and (vi) any other material transaction involving our company and Brookfield. Pursuant to the conflicts policy, the governance and nominating committee have granted (and may in the future grant) prior approvals for certain type of transactions and/or activities provided they such transactions and/or activities are conducted in accordance with pre-approved guidelines and/or parameters

In addition, the conflicts policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield Account that we participate in, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms (or better). The policy also provides that in transactions involving (i) an acquisition by our company of an asset from Brookfield, (ii) the purchase by us and Brookfield of different assets, a fairness opinion or, a valuation or appraisal by a qualified expert be obtained. These requirements provided for in the conflicts policy are in addition to any disclosure, approval, or valuation requirements that may arise under applicable law.

In certain circumstances, transactions and/or activities may be related party transactions and/or activities for the purposes of, and subject to certain requirements of, MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. See “Canadian Securities
Law Exemptions” below for application of MI 61-101 to our company.

Canadian Securities Law Exemptions

MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our market capitalization, if the indirect equity interest in our company, which is held in the form of Redemption-Exchange Units, or in the form of non-voting Exchange LP Units, is included in the calculation of our company’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximate 50% indirect interest in our company held in the form of Redemption-Exchange Units. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest” above and Item 10.B. “Additional Information - Memorandum and Articles of Association – Description of Our Units and Our Limited Partnership Agreement – Exchange LP Units and the Support Agreement” below.

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

The following is a summary of certain provisions of our Master Services Agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Our Master Services Agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our unitholders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Additional Information - Documents on Display”.

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

Management Fee

Pursuant to our Master Services Agreement, we pay a base management fee to the Service Providers equal to 0.5% of the total capitalization of our partnership, subject to an annual minimum of $50 million (plus the amount of any annual escalation by the specified inflation factor) and taking into account any management fees payable under the BPR Master Services Agreement. For any quarter in which the BPY General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or Redemption-Exchange Units, subject to certain conditions.

Pursuant to the BPR Master Services Agreement, BPR and its subsidiaries pay to affiliates of Brookfield Asset Management a comparable base management fee for the provision of management services to the BPR Group. Additionally, BPR and its subsidiaries also pay comparable incentive distributions to the ones paid by the Property Partnership.

Reimbursement of Expenses and Certain Taxes

We also reimburse the Service Providers for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services, including those of any third party. However, the Service Recipients are not required to reimburse the Service Providers for the salaries and other remuneration of their management, personnel or support staff who carry out any services or functions for such Service Recipients under the Master Services Agreement or overhead for such persons.

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

Our company is also required to reimburse Brookfield Asset Management for all amounts paid to the rights agent (i) pursuant to the Rights Agreement between Brookfield Asset Management and Wilmington Trust, National Association, entered into in connection with the GGP acquisition including, in respect of services rendered, out-of-pocket expenses, counsel fees and other disbursements incurred in the administration and execution of the Rights Agreement and the exercise and performance of the rights agent’s duties thereunder, and (ii) in respect of any indemnification provided to the rights agent pursuant to the Rights Agreement.

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

OTHER RELATED PARTY TRANSACTIONS

For a description of specific transactions in 2018 with Brookfield, Brookfield-related entities and other related parties, see Item 5.A. “Operating and Financial Review and Prospects - Operating Results - Related Parties”.

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

The aggregate indebtedness to BPO (one of our operating entities) or its subsidiaries of all officers, directors and employees and former officers, directors and employees of BPO and its subsidiaries is C$698,726. No loans have been extended by BPO since July 30, 2002 to directors, executives or senior officers of BPO. Richard B. Clark, the Chairman of the board of directors of the BPY General Partner and the former CEO of BPO, has an outstanding non-interest bearing loan from BPO of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2018 was C$698,726. Mr. Clark’s securities purchased with the loan are held as security for the loan.

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

ITEM 8.    FINANCIAL INFORMATION

 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements”.

 8.B.    SIGNIFICANT CHANGES

On January 31, 2019, Brookfield Asset Management closed on Brookfield Strategic Real Estate Partners III, or BSREP III, its latest flagship global private real estate fund, with a total aggregate equity commitment of $15.0 billion. Our partnership has committed $1.0 billion to BSREP III and Brookfield Asset Management has committed $2.75 billion of the total commitment of $3.75 billion.

On February 11, 2019, the partnership announced that it has formally commenced its substantial issuer bid to purchase up to $405 million of its LP Units from our unitholders for cash.

On February 11, 2019, BPR announced that it has formally commenced its substantial issuer bid to purchase up to $95 million of BPR Units from stockholders for cash.

On February 11, 2019, a subsidiary of our partnership issued medium term notes for C$350 million at 4.30% per annum, maturing on March 1, 2024. Interest on the notes is payable semi-annually.

ITEM 9.    THE OFFER AND LISTING

 9.A.    OFFER AND LISTING DETAILS

Our units are listed on the Nasdaq and TSX under the symbols “BPY” and “BPY.UN”, respectively.

 9.B.    PLAN OF DISTRIBUTION

Not applicable.

 9.C.    MARKETS

See Item 9.A. “The Offer and Listing - Offer and Listing Details” above.

 9.D.    SELLING SHAREHOLDERS

Not applicable.

 9.E.    DILUTION

Not applicable.

 9.F.    EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

 10.A.    SHARE CAPITAL

Not applicable.

10.B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of our units and our limited partnership agreement. Because this description is only a summary of the terms of our units and our limited partnership agreement, you should read our limited partnership agreement. The limited partnership agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our holders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Additional Information - Documents on Display”.

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

The BPY General Partner has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The BPY General Partner has adopted a distribution policy pursuant to which our company intends to make quarterly cash distributions in such amounts as are determined in its sole discretion. The quarterly distribution is currently anticipated to be approximately $1.32 per unit on an annualized basis. Our distribution policy is to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to raise external capital. We believe that a payout ratio of 80% of FFO should accomplish this objective. See Item 5.A. “Operating and Financial Review and Prospects - Operating Results” for a discussion of FFO. We have invested a substantial amount of capital in development and redevelopment projects primarily in our Core Office and Core Retail businesses. Once we realize stabilized cash flow from these initiatives, we expect the growth in our payout to meet its target range of 5% to 8% annually. Our company, the Property Partnership or one or more Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

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

Distributions made by the Property Partnership will be made pro rata with respect to the Property Partnership’s managing general partnership interest owned by us and those limited partnership interests owned by Brookfield and holders of AO LTIP Units and FV LTIP Units. Our company’s ability to make distributions will also be subject to additional risks and uncertainties, including those set forth in this Form 20-F under Item 3.D. “Key Information - Risk Factors - Risks Relating to Us and Our Structure” and Item 5. “Operating and Financial Review and Prospects”. In particular, see Item 3.D “Key Information - Risk Factors - We may not be able to continue paying comparable or growing cash distributions to our unitholders in the future” and “Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our unitholders.” In addition, the BPY General Partner will not be permitted to cause our company to make a distribution if we do not have sufficient cash on hand to make the distribution, if the distribution would render our company insolvent or if, in the opinion of the BPY General Partner, the distribution would leave us with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act of 1883.

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

We have included a summary of what we believe are the most important provisions of the Property Partnership’s limited partnership agreement because we conduct our operations through the Property Partnership and the Holding Entities and our rights with respect to our partnership interest in the Property Partnership are governed by the terms of the Property Partnership’s limited partnership agreement. Because this description is only a summary of the terms of the agreement, you should read the Property Partnership’s limited partnership agreement. The agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our unitholders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Additional Information - Documents on Display”.

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

As of the date hereof, the Property Partnership has six classes of units: Redemption-Exchange Units, Special LP Units, Managing General Partner Units, Preferred Units, AO LTIP Units and FV LTIP Units. Holders of any class of Property Partnership units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Property Partnership’s limited partnership agreement or upon the dissolution of the Property Partnership as described below under “- Dissolution” or as otherwise required by applicable law. Holders of the Property Partnership’s units are not entitled to vote on matters relating to the Property Partnership except as described below under “- No Management or Control; No Voting”. Except to the extent expressly provided in the Property Partnership’s limited partnership agreement, a holder of Property Partnership units will not have priority over any other holder of Property Partnership units, either as to the return of capital contributions or as to profits, losses or distributions. Except with respect to the Class A Preferred Units, the Property Partnership’s limited partnership agreement does not contain any restrictions on ownership of the Property Partnership units. The units of the Property Partnership have no par or other stated value.

All of the outstanding Redemption-Exchange Units and Special LP Units are held by certain wholly-owned subsidiaries of Brookfield Asset Management and all of the outstanding Managing General Partner Units are held by our company. As of the date hereof, all of the outstanding Preferred Units are held by the Class A Preferred Unitholder. All of the outstanding AO LTIP Units are held by certain employees and former employees of GGP, which were issued to them in connection with the GGP acquisition. All of the outstanding FV LTIP Units are held by our employees and officers and employees of Brookfield.

Issuance of Additional Partnership Interests

The Property Partnership may issue additional partnership interests (including Managing General Partner Units, Preferred Units, Special LP Units, Redemption-Exchange Units and FV LTIP Units as well as new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as our company may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by our company in its sole discretion, all without the approval of our limited partners.

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

AO LTIP Units

The AO LTIP Units were granted to certain employees and former employees of GGP in connection with the closing of the GGP acquisition pursuant to the Brookfield Property Partners BPY Unit Option Plan (GGP). The vesting terms of these grants are based on the vesting terms attached to the original GGP awards that were cancelled in connection with the GGP acquisition. Each AO LTIP Unit will vest within ten years of its original grant date by GGP. Both vested and unvested AO LTIP Units are entitled to distributions by the Property Partnership as described below. Vested AO LTIP Units are convertible at the option of the holder into that number of Redemption-Exchange Units based on the increase in value of our units from the time of closing of the GGP acquisition to the time of conversion.

FV LTIP Units

The FV LTIP Units may be granted from time to time pursuant to the Brookfield Property L.P. FV LTIP Unit Plan. Unless otherwise provided in the respective award agreement, FV LTIP Units fully vest on grant for FV LTIP Units granted in lieu of cash bonus or vest 20% annually over a period of five years, subject to continued service. Both vested and unvested FV LTIP Units are entitled to distributions by the Property Partnership as described below. Distributions on unvested FV LTIP Units are subject to a clawback of 50% of the value of the distributions received on such unvested FV LTIP Units if the underlying FV LTIP Units do not vest. FV LTIP Units which are vested, “booked up” and held for at least two years are redeemable at the option of the holder for either (i) an equal number of BPR Units or our units, or (ii) cash with an equal value based on the volume weighted average trading price of our units over the five trading days prior to redemption. Our company may elect to deliver cash or equity. A holder of FV LTIP Units cannot transfer all or any portion of his or her FV LTIP Units except to the extent that rights may pass to a beneficiary or legal representative upon the death of a holder, or as expressly approved by the administrator of the Plan.

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

•
second, but only at such times as there are no Preferred Units outstanding, to the extent distributions in respect of Redemption-Exchange Units have been deferred in previous quarters (as described in the next paragraph), 100% to all the holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to the sixth and seventh provision below, as applicable) of all amounts that have been deferred in previous quarters and not yet recovered to the holders of Redemption-Exchange Units;

•
third, an equity enhancement distribution of 100% of any available cash then remaining to Property Special LP until an amount equal to 0.3125% of the amount by which our company’s total capitalization value exceeds the total capitalization value of our company determined immediately following the Spin-off has been distributed to Property Special LP, provided that for any quarter in which our company determines that there is insufficient cash to pay this equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units. This distribution for any quarter will be reduced by an amount equal to (i) the proportion of each cash payment in relation to such quarter made by an Operating Entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to this equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such Operating Entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such Operating Entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (i) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed and the deduction of such amount will not result in this equity enhancement adjustment being less than zero; (ii) any dividend, distribution or other profit entitlement made by BPR operating entities to Brookfield and (iii) the amount, if any, by which 0.125% of the total capitalization value of our company on the last day of such quarter exceeds $12.5 million (plus the amount of any annual escalation by the specified inflation factor), provided that the deduction of such amount under this clause (iv) will not result in this equity enhancement adjustment being less than zero. The total capitalization value of our company will be equal to the aggregate of the value of all of our outstanding units and the securities of other Service Recipients that are not held by our company, the Property Partnership, the Holding Entities, the operating entities or any other direct or indirect subsidiary of a Holding Entity, plus all outstanding third party debt (including, generally, debt owed to Brookfield but not amounts owed under the Brookfield revolving credit facility that was in place at closing of the Spin-off) with recourse against our company, the Property Partnership or a Holding Entity, less all cash held by such entities;

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

Notwithstanding the above, an AO LTIP Unit participates in the distributions made by the Property Partnership as if it were a Redemption-Exchange Unit in accordance with its designated fractional percentage interest.

In 2018, we paid no equity enhancement distributions and no incentive distributions to Property Special LP. Set forth below is an example of how the base management fee, equity enhancement and incentive distributions to be made to Property Special LP are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of our company’s expectations.

	Quarterly		Annualized
Illustrative Base Management Fee Calculation	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Capitalization at illustrative quarter-end(1)
Market value of our company’s units per unit	$15.45	11,131.5	$15.45	11,131.5
Add: Brookfield Group preferred shares		435.0		435.0
Add: Class A preferred shares		1,800.0		1,800.0
Add: Recourse debt, net of cash		2,607.3		2,607.3
Total capitalization		$15,973.8		$15,973.8
Base management fee rate		0.125%		0.500%
Base management fee		$20.0		$79.9

(1)
Based on the number of units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2018. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (Nasdaq) for the preceding five trading days. For illustrative purposes only, the example above assumes a value of $15.45 per unit.

		Quarterly		Annualized
Illustrative Equity Enhancement Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Initial capitalization(1)
Market value of our company’s units per unit		$21.914		$21.914
Our company’s units	80.2
Redemption-Exchange Units held by Brookfield(2)	386.1
Total units	466.3
Total market value			$10,218.2		$10,218.2

Preferred shares of holding entities held by Brookfield			1,275.0		1,275.0
Recourse debt, net of cash			(25.0)		(25.0)
Total capitalization			$11,468.2		$11,468.2

Capitalization at illustrative quarter end(3)
Market value of our company’s units per unit		$15.45		$15.45
GP Units and LP Units	279.7
Exchange LP Units	3.3
Redemption-Exchange Units held by Brookfield(2)	437.4
Total units	720.4
Total market value			$11,131.5		$11,131.5
Preferred shares of holding entities held by Brookfield			435.0		435.0
Class A preferred shares			1,800.0		1,800.0
Recourse debt, net of cash			2,607.3		2,607.3
Total capitalization			$15,973.8		$15,973.8
Increase in total capitalization			$4,505.6		$4,505.6

Days in quarter / year			90		365
Fraction of quarter / year(4)			100.00%		100.00%
Equity enhancement distribution fee rate			0.3125%		1.25%
Gross equity enhancement distribution to Property Special LP			$14.1		$56.4
Fee offsets(5)			(14.1)		(56.4)
Net equity			$—		$—

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

(3)
Based on the number of units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2018. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (Nasdaq) for the preceding five trading days. For illustrative purposes only, the example above assumes a value of $15.45 per unit.

(4)	The example above assumes a full illustrative quarter and a full illustrative year. The equity enhancement distribution fee will be pro-rated for any partial payment period.

(5)
The equity enhancement distribution for any quarter will be reduced by an amount equal to (i) the proportion of each cash payment in relation to such quarter made by an Operating Entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to the equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such Operating Entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such operating entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (i) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed and the deduction of such amount will not result in this equity enhancement adjustment being less than zero; (ii) any dividend, distribution or other profit entitlement made by BPR operating entities to Brookfield and (iii) the amount, if any, by which 0.125% of the total capitalization value of our company on the last day of such quarter exceeds $12.5 million (plus the amount of any annual escalation by the specified inflation factor), provided that the deduction of such amount under this clause (ii) will not result in this equity enhancement adjustment being less than zero. For any quarter in which our company determines that there is insufficient cash to pay the equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units.

		Quarterly		Annualized
Illustrative Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.315		$1.260
First distribution threshold		$0.275		$1.100
Total units of Property Partnership(1)	900.2
Total first distribution			$247.5		$990.0
Distribution in excess of first distribution threshold		$0.025		$0.100
Total units of Property Partnership(1)	900.2
Second distribution to all partners			$22.5		$90.0
15% incentive distribution to Property Special LP			4.0		16.0
Total second distribution			$26.5		$106.0
Distribution in excess of second distribution threshold		$0.015		$0.060
Total units of Property Partnership(1)	900.2
Third distribution to all partners			$13.5		$54.0
25% incentive distribution to Property Special LP			4.5		18.0
Total third distribution			$18.0		$72.0
Total distributions to partners of the Property Partnership (including incentive distributions)			$292.0		$1,168.0
Incentive distributions			$8.5		$34.0
Less: Incentive Distribution Account Credits			(8.5)		(34.0)
Net Incentive Distribution payable to Brookfield Asset Management			$—		$—
Total incentive distributions to Property Special LP			$—		$—

(1)
Based on the number of units on December 31, 2018. Includes (a) Managing General Partner Units of the Property Partnership held by our company, (b) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for the company’s units in accordance with the Redemption-Exchange Mechanism and (c) Special LP Units of the Property Partnership held by Property Special LP.

The table below quantifies, on a quarterly and annualized basis, all management fees and equity enhancement and incentive distributions that would be earned based on the equity enhancement and incentive distribution examples set forth above. The table below is for illustrative purposes only and is not indicative of our company’s expectations.

	Quarterly	Annualized
Total Illustrative Amounts	$m	$m
Base management fee(1)	$20.0	$80.0
Equity enhancement distribution	—	—
Incentive distribution	—	—
Total	$20.0	$80.0

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

If, prior to the dissolution of the Property Partnership, and subject to the terms of any Preferred Units then outstanding, available cash is deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Property Partnership’s assets, and (ii) representative of unrecovered capital, then such available cash shall be distributed (x) to the partners of the Property Partnership other than Preferred Unitholders in proportion to the unrecovered capital attributable to the Property Partnership interests (other than Preferred Units) held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero and (y) to holders of FV LTIP Units in an amount per FV LTIP Unit equal to (A) the amount distributed per Managing General Partner Unit pursuant to clause (x) multiplied by (B) 100% or any such designated lower percentage for performance-based FV LTIP Units; provided that distributions in respect of an FV LTIP Unit shall be limited to the holder’s economic capital account balance attributable to such FV LTIP Unit as of the date of distribution. Thereafter, distributions of available cash made by the Property Partnership (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

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

Notwithstanding the above, an AO LTIP Unit will participate in distributions as if it had been converted in accordance with its terms into Redemption-Exchange Units as of the date of such distributions.

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

2)
Second Amended and Restated Master Services Agreement dated August 27, 2018 by and among Brookfield Asset Management, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”;

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

6)
Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated February 20, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

7)
Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Class A Preferred Units”;

8)
Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Class A Preferred Units”;

9)
Refinancing Agreement by and among our company, the Property Partnership and Brookfield Asset Management dated December 4, 2014 described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Maturity of Class A Preferred Units”; and

10)
First Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated November 5, 2015 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our Units and Our Limited Partnership Agreement”;

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

Partnership Status of Our Company and the Property Partnership

Each of our company and the Property Partnership has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes, generally incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of our company in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

Legislation that became effective for taxable years beginning after December 31, 2017, may impose liability for adjustments to a partnership’s tax returns on the partnership itself in certain circumstances, absent an election to the contrary. The effects of the application of this legislation on us are uncertain, and you should consult your own tax advisers regarding all aspects of this legislation as it affects your particular circumstances. See below under “- Administrative Matters - Information Returns and Audit Procedures”.

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

If our company were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our company’s items of income, gain, loss, deduction, or credit would be reflected only on our company’s tax return rather than being passed through to our unitholders, and our company would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our company might be classified as a PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “- Consequences to U.S. Holders - Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our company’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our company with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our company (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). Depending on the circumstances, additional adverse U.S. federal income tax consequences could result under the anti-inversion rules described in Section 7874 of the U.S. Internal Revenue Code, the U.S. Treasury Regulations under Section 385 of the U.S. Internal Revenue Code, or other provisions of the U.S. Internal Revenue Code, as implemented by the U.S. Treasury Regulations and IRS administrative guidance. Based on the foregoing consequences, the treatment of our company as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of our units. If the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

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

Basis. In general, you will have an initial tax basis in your units equal to the sum of (i) the amount of cash paid for our units and (ii) your share of our company’s liabilities, if any. That basis will be increased by your share of our company’s income and by increases in your share of our company’s liabilities, if any. That basis will be decreased, but not below zero, by distributions you receive from our company, by your share of our company’s losses, and by any decrease in your share of our company’s liabilities. Under applicable U.S. federal income tax rules, a partner in a partnership has a single, or “unitary”, tax basis in his or her partnership interest. As a result, any amount you pay to acquire additional units (including through the distribution reinvestment plan) will be averaged with the adjusted tax basis of units owned by you prior to the acquisition of such additional units.

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

Internal Revenue Code, additional limitations may apply to a corporate U.S. Holder’s share of our company’s interest expense, if any.

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

If a U.S. partnership in which we own an interest is a U.S. Shareholder of a CFC, then a U.S. Holder may be required to include in income its allocable share of the CFC’s “Subpart F” income and “global intangible low-taxed income”, or GILTI. Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents, and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such CFC’s current earnings and profits. Very generally, GILTI includes certain business income of a CFC in excess of a deemed return on the CFC’s tangible assets. Each of the foregoing inclusions will be treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, a U.S. Holder may be required to report as ordinary income its allocable share of the CFC’s Subpart F income and GILTI without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of any earnings attributable to net capital gains of the CFC. Corporate U.S. Holders are urged to consult their own tax advisers regarding the availability of a deduction under Section 250 of the U.S. Internal Revenue Code with respect to GILTI inclusions arising from their indirect interest in a CFC through our company.

Your tax basis in your units will be increased to reflect any required Subpart F or GILTI inclusions. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Subpart F income and likely GILTI will not be eligible for the reduced rate of tax applicable to certain dividends paid by qualified foreign corporations to individual U.S. persons. See above under “- Consequences to U.S. Holders - Holding of Our Units - Income and Loss”. Amounts included as Subpart F income or GILT income with respect to direct and indirect investments generally will not be taxable again when actually distributed by the CFC.

Whether or not any CFC has Subpart F income or GILTI, any gain allocated to you from our disposition of an equity interest in a CFC will be treated as dividend income to the extent of your allocable share of the current and/or accumulated earnings and profits of the CFC. In this regard, earnings would not include any amounts previously taxed pursuant to the CFC rules. However, net losses (if any) of a CFC will not pass through to U.S. Holders.

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

Based on our organizational structure, the BPY General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as CFCs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as CFCs. The application of the CFC rules to U.S. Holders is uncertain in certain respects, and the CFC rules, as amended by the Tax Cuts and Jobs Act, remain subject proposed U.S. Treasury Regulations yet to be made final, as well as other guidance yet to be issued. You should consult your own tax adviser regarding the implications of the CFC rules for your ownership and disposition of our units.

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

However, there can be no assurance that the law will not change or that the IRS will not deem our company to be engaged in a U.S. trade or business. If, contrary to the BPY General Partner’s expectations, our company is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our company were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our company might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. The 10% U.S. federal withholding tax temporarily is suspended with respect to the disposition of an interest in a publicly traded partnership until regulations or other guidance has been made final.

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

Special rules may apply to any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in our company in connection with its U.S. business, (c) a PFIC, (d) a CFC or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. You should consult your own tax adviser regarding the application of these special rules.

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

For taxable years beginning on or before December 31, 2017, the BPY General Partner will act as our company’s “tax matters partner.” As the tax matters partner, the BPY General Partner will have the authority, subject to certain restrictions, to act on behalf of our company in connection with any administrative or judicial review of our company’s items of income, gain, loss, deduction, or credit. For taxable years beginning after December 31, 2017, a “partnership representative” designated by our company will have the sole authority to act on behalf of our company in connection with such administrative or judicial review. In particular, our partnership representative will have the sole authority to bind both our former and current unitholders and to make certain elections on behalf of our company pursuant to the partnership audit rules.

The application of the partnership audit rules to our company and our unitholders is uncertain and remains subject to U.S. Treasury Regulations and IRS guidance yet to be made final. You should consult your own tax adviser regarding the implications of the partnership audit rules for an investment in our units.

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

Foreign Account Tax Compliance

FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. Recently proposed U.S. Treasury Regulations eliminate the requirement to withhold tax under FATCA on gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The IRS has announced that taxpayers are permitted to rely on the proposed regulations until final U.S. Treasury Regulations are issued.

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

This summary does not address the deductibility of interest on money borrowed to acquire our units nor whether any amounts in respect of our units could be “split income” for the purposes of the Tax Act.

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

If, with respect to a given fiscal year, no distribution is made by our company to our unitholders or our company has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes for such fiscal year that is allocable to our unitholders, will be allocated to our unitholders of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of units of our company held at each such date by a unitholder is of the total number of units of our company that are issued and outstanding at each such date.

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

In general, a Canadian Limited Partner’s share of any income (or loss) of our company from a particular source will be treated as if it were income (or loss) of the Canadian Limited Partner from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Limited Partner. Our company will invest in GP Units of the Property Partnership. In computing our company’s income (or loss) under the Tax Act, the Property Partnership will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Limited Partners on account of income (or loss) earned by the Property Partnership generally will be determined by reference to the source and character of such amounts when earned by the Property Partnership.

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

Foreign taxes paid by our company or the Property Partnership and taxes withheld at source on amounts paid or credited to our company or the Property Partnership (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit rules may not provide a full foreign tax credit for the “business-income tax” and “non-business-income tax” paid by our company or the Property Partnership to the government of a foreign country. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” allocated to a Canadian Limited Partner for the purpose of determining such Canadian Limited Partner’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Limited Partner’s share the income of our company or the Property Partnership under the income tax laws of any country (other than Canada) under whose laws the income of our company or the Property Partnership is subject to income taxation, or the Relevant Foreign Tax Law, is less than the Canadian Limited Partner’s share of such income for purposes of the Tax Act. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of our company or the Property Partnership under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our company or the Property Partnership or in the manner of allocating the income of our company or the Property Partnership because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Limited Partner. If the Foreign Tax Credit Generator Rules

apply, the allocation to a Canadian Limited Partner of foreign “business-income tax” or “non-business-income tax” paid by our company or the Property Partnership, and therefore such Canadian Limited Partner’s foreign tax credits, will be limited.

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

Disposition of Our Units

The disposition (or deemed disposition) by a Canadian Limited Partner of our units will result in the realization of a capital gain (or capital loss) by such Canadian Limited Partner in the amount, if any, by which the proceeds of disposition of our units, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such units. Subject to the general rules on averaging of cost base, the adjusted cost base of a Canadian Limited Partner’s units of our company would generally be equal to: (i) the actual cost of our units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the share of the income of our company allocated to the Canadian Limited Partner for fiscal years of our company ending before the relevant time in respect of our units; less (iii) the aggregate of the pro-rata share of losses of our company allocated to the Canadian Limited Partner (other than losses which cannot be deducted because they exceed the Canadian Limited Partner’s “at-risk” amount) for the fiscal years of our company ending before the relevant time in respect of our units; and less (iv) the Canadian Limited Partner’s distributions received from our company made before the relevant time in respect of our units.

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

Eligibility for Investment

Provided that our units are listed on a “designated stock exchange” (which currently includes the Nasdaq and the TSX), our units will be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plan (“RRSPs”), deferred profit sharing plans, registered education savings plans (“RESPs”), registered disability savings plans (“RDSPs”) and tax-free savings accounts (“TFSAs”), all as defined in the Tax Act.

Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or an RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our units held in the RRSP, RRIF, TFSA, RDSP or RESP are a “prohibited investments”, as defined in the Tax Act, for the RRSP, RRIF, TFSA, RDSP or RESP, as the case may be. Our units will generally not be a “prohibited investment” if the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of an RESP, as applicable, deals at arm’s length with our company for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of the “prohibited investment” rules, in our company. Canadian Limited Partners who will hold our units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

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

The following portion of the summary also assumes that neither our company nor the Property Partnership will be considered to carry on business in Canada. The BPY General Partner intends to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If either of these entities carry on business in Canada, the tax implications to our company or the Property Partnership and to Non-Canadian Limited Partners may be materially and adversely different than as set out herein.

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

10.F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.    STATEMENT BY EXPERTS

Not applicable.

10.H    DOCUMENTS ON DISPLAY

Our company is subject to the information filing requirements of the Exchange Act, and accordingly is required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and the BPY General Partner’s directors and our principal unitholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may obtain our SEC filings on the SEC website or on our website bpy.brookfield.com.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Form 20-F under Item 5.A. “Operating and Financial Review and Prospects - Operating Results - Risks and Uncertainties - Derivative Financial Instruments”.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2018, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2018, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Our management excluded from its assessment the internal control over financial reporting at Extended-Stay Hotel Portfolio for which control was acquired on February 1, 2018, 666 Fifth Avenue for which control was acquired on August 3, 2018, BPR for which control was acquired on August 28, 2018, and Forest City Realty Trust for which control was acquired on December 7, 2018, and whose financial statements constitute 36% and 44% of total and net assets, respectively, 12% of total revenue and 8% of net income as of and for the year ended December 31, 2018.

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

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2018, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2018 and 2017.

	December 31, 2018		December 31, 2017
(US$ Thousands)	Total	%	Total	%
Audit fees(1)	$10,769	37%	$7,029	32%
Audit-related fees(2)	18,000	62%	14,210	65%
Tax fees(3)	441	1%	740	3%
Other(4)	37	—%	51	—%
Total	$29,247	100%	$22,030	100%

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Under our normal course issuer bid, our company may, during the twelve-month period commencing August 20, 2018 and ending August 19, 2019, purchase on the TSX, the Nasdaq and any alternative Canadian trading system, up to 21,091,764 of our units, representing approximately 10 % of our issued and outstanding units. During the year ended December 31, 2018, we purchased 4,661,145 of our units at an average price of $17.35 per unit.

As of Dec. 31, 2018
Month	(a) Total number of units purchased	(b) Average price paid per unit	(c) Total number of units purchased as part of publicly announced plans or programs	(d) Maximum number of units that may yet be purchased under the plans or programs
Apr. 2018	629,454	$19.03	629,454	19,839,373
Jul. 2018	103,781	18.98	103,781	19,735,592
Aug. 2018	—	—	—	21,091,764
Sep. 2018	4,473,235	19.93	—	16,618,529
Oct. 2018	4,935,217	20.26	—	11,683,312
Nov. 2018	4,634,971	18.56	998,302	7,048,341
Dec. 2018	2,929,608	16.70	2,929,608	4,118,733
Total	17,706,266		4,661,145

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

 ITEM 16G.    CORPORATE GOVERNANCE

Subject to certain exceptions, Nasdaq permits foreign private issuers to follow home country practice in lieu of Nasdaq’s corporate governance requirements. Our corporate practices are not materially different from those required of domestic limited partnerships under the Nasdaq listing standards, except that we follow Bermuda law in respect of approval of equity compensation plans and material amendments thereto, which only requires approval by the board of directors of the BPY General Partner, whereas
Nasdaq rules generally require unitholder approval of such plans and amendments.

ITEM 16H.    MINING SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration, or the MSHA, under the Federal Mine Safety and Health Act of 1977, as amended, or the Mine Act. During the fiscal year ended December 31, 2018, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

 ITEM 19.    EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2013*

1.2	Second Amended and Restated Limited Partnership Agreement of our company, dated August 8, 2013**

1.3	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated November 5, 2015***

4.1	Second Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers, dated August 27, 2018****

4.2	Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 20, 2019*****

4.3	Relationship Agreement among our company, the Property Partnership, the Holding Entities, the Service Providers and Brookfield Asset Management, dated April 15, 2013******

4.4	Registration Rights Agreement between our company and Brookfield Asset Management dated April 10, 2013******

4.5	Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP*******

4.6	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014********

4.7	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014********

12.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*********

12.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*********

13.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*********

13.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002*********

15.1
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Property Partners L.P. into this Annual Report on Form 20-F*********

15.2	Consent of Deloitte & Touche LLP relating to the incorporation of the consolidated financial statements of Brookfield Property REIT Inc. into this Annual Report on Form 20-F*********

101.INS	XBRL Instance Document*********

101.SCH	XBRL Taxonomy Extension Schema Document*********

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*********

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*********

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*********

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*********

*	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.

**	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.

***	Filed as an exhibit to Form 20-F on March 17, 2016 and incorporated herein by reference.

****	Filed as an exhibit to Form 6-K on August 28, 2018 and incorporated herein by reference.

*****	Filed as an exhibit to Form 6-K on February 20, 2019 and incorporated herein by reference.

******	Filed as an exhibit to Form 6-K on April 16, 2013 and incorporated herein by reference.

*******	Filed as an exhibit to Form 6-K on March 19, 2014 and incorporated herein by reference.

********	Filed as an exhibit to Form 6-K on December 4, 2014 and incorporated herein by reference.

*********	Filed herewith.

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
Name: Jane Sheere
Title: Secretary

Date: March 1, 2019

Index to Financial Statements

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018	F-2

Consolidated financial statements of Brookfield Property REIT Inc. as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018	F-78

Brookfield Property Partners L.P.

Consolidated financial statements
As at December 31, 2018 and 2017 and
for the years ended December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Brookfield Property Partners L.P.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Brookfield Property Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and the supplemental schedule of investment property information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2019 expressed an unqualified opinion on the Partnership's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/Deloitte LLP

Chartered Professional Accounts
Licensed Public Accountants

Toronto, Canada
March 1, 2019

We have served as the Partnership's auditor since 2011.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Brookfield Property Partners L.P.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Partnership and our report dated March 1, 2019, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Extended-Stay Hotel Portfolio for which control was acquired on February 1, 2018, 666 Fifth Avenue for which control was acquired on August 3, 2018, Brookfield Property REIT (formerly, GGP Inc.) for which control was acquired on August 28, 2018, and Forest City Realty Trust for which control was acquired on December 7, 2018, and whose financial statements constitute 36% and 44% of total and net assets, respectively, 12% of total revenue and 8% of net income as of and for the year ended December 31, 2018. Accordingly, our audit did not include the internal control over financial reporting at Extended-Stay Hotel Portfolio, 666 Fifth Avenue, Brookfield Property REIT and Forest City Realty Trust.

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

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 1, 2019

Brookfield Property Partners L.P.
Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2018	Dec. 31, 2017
Assets
Non-current assets
Investment properties	6	$80,196	$51,357
Equity accounted investments	8	22,698	19,761
Participating loan interests	10	268	517
Property, plant and equipment	11	7,506	5,457
Goodwill	12	1,109	1,079
Intangible assets	13	1,179	1,188
Other non-current assets	14	1,856	898
Loans and notes receivable		594	178
Total non-current assets		115,406	80,435
Current assets
Loans and notes receivable		461	7
Accounts receivable and other	15	2,361	981
Cash and cash equivalents		3,288	1,491
Total current assets		6,110	2,479
Assets held for sale	16	1,004	1,433
Total assets		$122,520	$84,347

Liabilities and equity
Non-current liabilities
Debt obligations	17	$57,937	$30,749
Capital securities	18	2,865	2,839
Other non-current liabilities	20	2,294	918
Deferred tax liabilities	19	2,378	2,888
Total non-current liabilities		65,474	37,394
Current liabilities
Debt obligations	17	5,874	6,135
Capital securities	18	520	1,326
Accounts payable and other liabilities	21	3,749	3,052
Total current liabilities		10,143	10,513
Liabilities associated with assets held for sale	16	163	1,316
Total liabilities		75,780	49,223

Equity
Limited partners	22	12,353	7,395
General partner	22	4	6
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	22,23	12,740	14,500
Limited partnership units of Brookfield Office Properties Exchange LP	22,23	96	285
Class A shares of Brookfield Property REIT Inc. (“BPR”)	22,23	3,091	—
Interests of others in operating subsidiaries and properties	7,23	18,456	12,938
Total equity		46,740	35,124
Total liabilities and equity		$122,520	$84,347

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Income

(US$ Millions, except per unit information) Years ended Dec. 31,	Note	2018	2017	2016
Commercial property revenue	24	$5,043	$4,192	$3,624
Hospitality revenue	25	1,913	1,648	1,561
Investment and other revenue	26	283	295	167
Total revenue		7,239	6,135	5,352
Direct commercial property expense	27	1,851	1,617	1,394
Direct hospitality expense	28	1,236	1,079	1,036
Investment and other expense		26	138	1
Interest expense		2,464	1,967	1,681
Depreciation and amortization	29	308	275	240
General and administrative expense	30	1,032	614	569
Total expenses		6,917	5,690	4,921
Fair value gains, net	31	2,466	1,254	692
Share of net earnings from equity accounted investments	8	947	961	1,019
Income before income taxes		3,735	2,660	2,142
Income tax expense (benefit)	19	81	192	(575)
Net income		$3,654	$2,468	$2,717

Net income attributable to:
Limited partners		$764	$136	$660
General partner		—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		1,085	233	1,103
Limited partnership units of Brookfield Office Properties Exchange LP		17	6	30
Class A shares of Brookfield Property REIT Inc.		112	—	—
Interests of others in operating subsidiaries and properties		1,676	2,093	924
Total		$3,654	$2,468	$2,717

Net income per LP Unit:
Basic	22	$2.28	$0.48	$2.30
Diluted	22	$2.26	$0.48	$2.25

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Comprehensive Income

(US$ Millions) Years ended Dec. 31,	Note	2018	2017	2016
Net income		$3,654	$2,468	$2,717
Other comprehensive income (loss)	33
Items that may be reclassified to net income:
Foreign currency translation		(788)	654	(312)
Cash flow hedges		34	77	(36)
Available-for-sale securities (“AFS”)		—	(5)	5
Equity accounted investments		(8)	11	(6)
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive income (“FVTOCI”)		(2)	—	—
Share of revaluation surplus on equity accounted investments		92	58	13
Remeasurement of defined benefit obligations		2	(1)	—
Revaluation surplus		254	86	90
Total other comprehensive income (loss)		(416)	880	(246)
Total comprehensive income		$3,238	$3,348	$2,471
Comprehensive income attributable to:
Limited partners
Net income		$764	$136	$660
Other comprehensive income (loss)		(178)	183	(112)
		586	319	548
General partner
Net income		—	—	—
Other comprehensive income (loss)		—	—	—
		—	—	—
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income		1,085	233	1,103
Other comprehensive income (loss)		(252)	312	(187)
		833	545	916
Limited partnership units of Brookfield Office Properties Exchange LP
Net income		17	6	30
Other comprehensive income (loss)		(4)	8	(5)
		13	14	25
Class A shares of Brookfield Property REIT Inc.
Net income		112	—	—
Other comprehensive income (loss)		(26)	—	—
		86	—	—
Interests of others in operating subsidiaries and properties
Net income		1,676	2,093	924
Other comprehensive income (loss)		44	377	58
		1,720	2,470	982
Total comprehensive income		$3,238	$3,348	$2,471

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Changes in Equity

	Limited partners					General partner					Non-controlling interests
(US$ Millions)	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	Limited partners equity	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	General partner equity	Redeemable/ exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Class A shares of Brookfield Property REIT Inc.	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2017	$5,613	$1,878	$140	$(236)	$7,395	$4	$2	$—	$—	$6	$14,500	$285	$—	$12,938	$35,124
Net income	—	764	—	—	764	—	—	—	—	—	1,085	17	112	1,676	3,654
Other comprehensive income (loss)	—	—	—	(178)	(178)	—	—	—	—	—	(252)	(4)	(26)	44	(416)
Total comprehensive income (loss)	—	764	—	(178)	586	—	—	—	—	—	833	13	86	1,720	3,238
Distributions	—	(410)	—	—	(410)	—	—	—	—	—	(551)	(9)	(89)	(2,739)	(3,798)
Issuances / repurchases of equity interests in operating subsidiaries	2,137	2	86	—	2,225	—	—	—	—	—	27	—	3,387	6,537	12,176
Exchange of exchangeable units	156	—	19	(2)	173	—	—	—	—	—	31	(204)	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	1,081	—	296	—	1,377	—	—	—	—	—	305	—	(1,682)	—	—
Change in relative interests of non-controlling interests	—	—	1,116	(109)	1,007	—	—	(2)	—	(2)	(2,405)	11	1,389	—	—
Balance as at Dec. 31, 2018	$8,987	$2,234	$1,657	$(525)	$12,353	$4	$2	$(2)	$—	$4	$12,740	$96	$3,091	$18,456	$46,740

Balance as at Dec. 31, 2016	$5,743	$2,085	$127	$(419)	$7,536	$4	$2	$—	$—	$6	$14,523	$293	$—	$11,803	$34,161
Net income	—	136	—	—	136	—	—	—	—	—	233	6	—	2,093	2,468
Other comprehensive income (loss)	—	—	—	183	183	—	—	—	—	—	312	8	—	377	880
Total comprehensive income (loss)	—	136	—	183	319	—	—	—	—	—	545	14	—	2,470	3,348
Distributions	—	(301)	—	—	(301)	—	—	—	—	—	(516)	(13)	—	(2,685)	(3,515)
Issuances / repurchases of equity interests in operating subsidiaries	(136)	(42)	13	—	(165)	—	—	—	—	—	(53)	(2)	—	1,350	1,130
Exchange of exchangeable units	6	—	—	—	6	—	—	—	—	—	1	(7)	—	—	—
Balance as at Dec. 31, 2017	$5,613	$1,878	$140	$(236)	$7,395	$4	$2	$—	$—	$6	$14,500	$285	$—	$12,938	$35,124

Balance as at Dec. 31, 2015	$5,815	$1,791	$126	$(307)	$7,425	$4	$2	$—	$—	$6	$14,218	$309	$—	$8,975	$30,933
Net income	—	660	—	—	660	—	—	—	—	—	1,103	30	—	924	2,717
Other comprehensive income (loss)	—	—	—	(112)	(112)	—	—	—	—	—	(187)	(5)	—	58	(246)
Total comprehensive income (loss)	—	660	—	(112)	548	—	—	—	—	—	916	25	—	982	2,471
Distributions	—	(293)	—	—	(293)	—	—	—	—	—	(490)	(13)	—	(966)	(1,762)
Issuances / repurchases of equity interests in operating subsidiaries	(95)	(73)	—	—	(168)	—	—	—	—	—	(122)	(3)	—	2,812	2,519
Exchange of exchangeable units	23	—	1	—	24	—	—	—	—	—	1	(25)	—	—	—
Balance as at Dec. 31, 2016	$5,743	$2,085	$127	$(419)	$7,536	$4	$2	$—	$—	$6	$14,523	$293	$—	$11,803	$34,161
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Cash Flows

(US$ Millions) Years ended Dec. 31,	Note	2018	2017	2016
Operating activities
Net income		$3,654	$2,468	$2,717
Share of equity accounted earnings, net of distributions		(429)	(592)	(495)
Fair value (gains), net	31	(2,466)	(1,254)	(692)
Deferred income tax expense (benefit)	19	(218)	20	(711)
Depreciation and amortization	29	308	275	240
Working capital and other		508	(278)	(314)
		1,357	639	745
Financing activities
Debt obligations, issuance	17	29,804	17,154	16,769
Debt obligations, repayments	17	(19,936)	(14,124)	(14,733)
Capital securities issued		—	249	—
Capital securities redeemed	18	(905)	(297)	(171)
Non-controlling interests, issued		3,180	2,391	2,996
Non-controlling interests, purchased		—	(480)	(146)
Limited partnership units, issued		501	—	—
Limited partnership units, repurchased		(81)	(136)	(59)
Distributions to non-controlling interests in operating subsidiaries		(2,631)	(2,679)	(954)
Distributions to limited partnership unitholders		(410)	(301)	(293)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(551)	(516)	(490)
Distributions to holders of Brookfield Office Properties Exchange LP units		(9)	(13)	(13)
Distributions to holders of Class A shares of Brookfield Property REIT Inc.		(89)	—	—
		8,873	1,248	2,906
Investing activities
Investment properties and subsidiaries, proceeds of dispositions		5,520	4,729	3,312
Property acquisitions and capital expenditures		(15,393)	(5,879)	(7,711)
Investment in equity accounted investments		(622)	(1,060)	(465)
Proceeds from sale of equity accounted investments and participating loan interests		1,140	1,006	1,092
Settlement of financial assets and other		(17)	(411)	522
Property, plant and equipment and other assets, investments		(492)	(271)	(232)
Property, plant and equipment and other assets, dispositions		522	—	17
Intangible assets, dispositions		1	2	147
Cash acquired in business combinations, net of cash impact from deconsolidation		1,043	(52)	115
Restricted cash and deposits		(108)	50	(31)
		(8,406)	(1,886)	(3,234)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		1,824	1	417
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(27)	34	4
Balance, beginning of year		1,491	1,456	1,035
Balance, end of year		$3,288	$1,491	$1,456

Supplemental cash flow information
Cash paid for:
Income taxes		$236	$82	$131
Interest (excluding dividends on capital securities)		$2,253	$1,567	$1,383

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

The partnership’s sole direct investments are a 49% managing general partnership units (“GP Units”) interest in Brookfield Property L.P. (the “operating partnership”) and an interest in BP US REIT LLC, which holds the partnership’s interest in commercial and other income producing property operations. The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the partnership on February 6, 2019.

b)	Basis of presentation
These consolidated financial statements have been prepared on a going concern basis and are presented in United States (“U.S.”) Dollars rounded to the nearest million unless otherwise indicated. New accounting standards issued but not yet effective for the current accounting period are described in Note 3, Future Accounting Policy Changes.

(i)	Subsidiaries
The consolidated financial statements include the accounts of the partnership and its subsidiaries over which the partnership has control. Control exists when the partnership has power over its investee, has exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. The partnership considers all relevant facts and circumstances in assessing whether or not the partnership’s interests in the investee are sufficient to give it power over the investee.

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

All accounts and transactions among the partnership and its subsidiaries are eliminated on consolidation. In cases where a subsidiary reports under a different accounting policy, adjustments are made to the financial statements of the subsidiary to present its financial position and results of operations in accordance with the partnership’s accounting policy.

Net income and each component of other comprehensive income are attributed to owners of the partnership and to non-controlling interests. Non-controlling interests in the partnership’s operating subsidiaries and properties, redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the operating partnership (“Special LP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”) and Class A stock, par value $0.01 per share, of Brookfield Property REIT Inc. (“BPR Units”) are presented separately in equity on the consolidated balance sheets. The Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPR Units

have the same economic attributes as LP Units. Accordingly, the net income and components of other comprehensive income allocated to these units are equivalent to that allocated to the LP Units (on a per unit basis).

Net income and the components of comprehensive income of the partnership’s operating subsidiaries and properties are generally allocated between the partnership and non-controlling equity holders based on the relative proportion of equity interests. Certain of the partnership’s subsidiaries are subject to profit sharing arrangements with affiliated entities who hold non-controlling interests that result in allocation of income on an other than proportionate basis if specified targets are met. In these circumstances, net income is allocated between the partnership and non-controlling interests based on proportionate equity interest until the attribution of profits under the agreement is no longer subject to adjustment based on future events. In the period that allocation of the subsidiary’s cumulative earnings under the profit sharing arrangement is no longer subject to adjustment, it is reflected as an allocation to non-controlling interest, reducing the amount attributable to unitholders for the period.

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
Investment properties consists of commercial properties which are principally held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Investment properties are measured initially at cost, or fair value if acquired in a business combination (see Note 2(o), Business Combinations, for further discussion). The cost of commercial development properties includes direct development costs, realty taxes, borrowing costs directly attributable to the development and administrative costs, e.g., salaries and overhead that are specifically attributable to a development project. The partnership elects the fair value model for all investment properties and measures them at fair value subsequent to initial recognition on the consolidated balance sheet. As a result, it is not necessary to assess the carrying amounts of the investment properties for impairment.

Substantially all of the partnership’s investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly or annual valuations prepared by external valuation professionals. Where an external appraisal is obtained for a property that is valued using a model developed by Management, the partnership compares the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. Discount and terminal capitalization rates are verified by comparing to market data, third party reports, research material and brokers opinions. Where there has been a recent market transactions for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis.

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
The partnership accounts for its investments in hospitality properties as property, plant and equipment under the revaluation model. Hospitality properties are recognized initially at cost, or fair value if acquired in a business combination (see Note 2(o), Business Combinations, for further discussion) and subsequently carried at fair value at the revaluation date less any accumulated impairment and subsequent accumulated depreciation. The partnership depreciates these assets on a straight-line basis over their relevant estimated useful lives. Fair values of hospitality properties are determined using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Fair value estimates for hospitality properties represent the estimated fair value of the property, plant and equipment of the hospitality business only and do not include any associated intangible assets.

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

Fair value measurements are adopted by the partnership to calculate the carrying amounts of various assets and liabilities.

j)	Intangible assets
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

k)	Goodwill
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

l)	Financial instruments and hedge accounting
The partnership adopted IFRS 9, Financial Instruments (“IFRS 9”) and the related consequential amendments to other IFRS standards effective January 1, 2018. IFRS 9 introduced new requirements for: 1) The classification and measurement of financial assets and financial liabilities; 2) Impairment of financial assets; and 3) General hedge accounting. The partnership adopted IFRS 9 retrospectively with no restatement of comparatives. The adoption did not result in any material adjustment to the carrying amounts of financial assets, financial liabilities or opening retained earnings.

(i)	Classification and measurement
Financial assets and financial liabilities are recognized in the partnership’s balance sheet when the partnership becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Debt instruments are subsequently measured at amortized cost where the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt instruments are measured subsequently at fair value through other comprehensive income (FVTOCI) where the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets and its contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. By default, all other financial assets are measured subsequently at fair value through profit or loss (FVTPL). Despite the foregoing, the partnership may make and irrevocable election/designation at initial recognition of a financial asset to present subsequent changes in fair value of an equity investment in other or to designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

Debt and equity instruments issued by the partnership are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Equity instruments issued by the partnership that meet the definition of a financial liability are presented within capital securities on the partnership’s consolidated balance sheets.

All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL. Financial liabilities are measured at FVTPL when they are (i) contingent consideration of an acquirer in a business combination, (ii) held‑for‑trading, or (iii) designated as at FVTPL. A financial liability is classified as held for trading if it has been acquired principally for the purpose of repurchasing it in the near term, or on initial recognition it is part of a portfolio of identified financial instruments that is managed together and has a recent actual pattern of short‑term profit‑taking or it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument. A financial liability other than a financial liability held for trading or contingent consideration of an acquirer in a business combination may be designated as at FVTPL in limited circumstances specified in IFRS 9. Financial liabilities at FVTPL are measured at fair value, with any gains or losses arising on changes in fair value recognized in profit or loss to the extent that they are not part of a designated hedging relationship.

The following table presents the types of financial instruments held by the partnership within each financial instrument classification under IFRS 9:

	IAS 39		IFRS 9
	Classification	Measurement basis	Classification and measurement basis
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	FVTPL
Loans and notes receivable	Loans and receivables	Amortized cost	Amortized cost
Other non-current assets
Securities designated as fair value through profit and loss (“FVTPL”)	FVTPL	Fair value	FVTPL
Derivative assets	FVTPL	Fair value	FVTPL
Securities designated as AFS	AFS	Fair value	FVTOCI
Restricted cash	Loans and receivables	Amortized cost	Amortized cost
Accounts receivable and other
Derivative assets	FVTPL	Fair value	FVTPL
Other receivables	Loans and receivables	Amortized cost	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost	Amortized cost
Financial liabilities
Debt obligations	Other liabilities	Amortized cost	Amortized cost
Capital securities	Other liabilities	Amortized cost	Amortized cost
Capital securities - fund subsidiaries	Other liabilities	Fair value	FVTPL
Other non-current liabilities
Loan payable	FVTPL	Fair value	FVTPL
Other non-current financial liabilities	Other liabilities	Amortized cost	Amortized cost
Derivative liabilities	FVTPL	Fair value	FVTPL
Accounts payable and other liabilities	Other liabilities	Amortized cost	Amortized cost

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments (including transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the instrument to the gross carrying amount of the debt instrument on initial recognition. Amortized cost is the amount at which the financial instrument is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance (in the case of financial assets).

Financial instruments carried at fair value give rise to fair value gains or losses in each reporting period. Fair values of those financial instruments are determined by reference to quoted bid or ask prices or prices within the bid ask spread, as appropriate, and when unavailable, to the closing price of the most recent transaction of that instrument. Fair values of certain financial instruments also incorporate significant use of unobservable inputs which reflect the partnership’s market assumptions. Fair value gains and losses on FVOCI financial assets are recognized in other comprehensive income. Fair value gains and losses on financial instruments designated as FVTPL are recognized in fair value gains, net.

(ii)	Impairment of financial instruments
The partnership recognizes a loss allowance for expected credit losses (“ECL”) on debt instruments that are measured at amortized cost or at FVTOCI and other receivables. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. For debt instruments, the partnership recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If the credit risk on the financial instrument has not increased significantly since initial recognition, the loss allowance for that financial instrument is measured at an amount equal to 12‑month ECL. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12‑month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date. The partnership always recognizes lifetime ECL for other receivables. Any related loss allowances are recorded through profit or loss.

(iii)	Derivatives and hedging
The partnership enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, options and interest rate swaps. Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

The partnership designates certain derivatives as hedging instruments in respect of foreign currency risk and interest rate risk in cash flow hedges, fair value hedges, or hedges of net investments in foreign operations. The partnership also applies hedge accounting to certain non-derivative financial instruments designated as hedges of net investments in foreign subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

In a cash flow hedge, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income while the ineffective portion is recognized in fair value gains, net. Hedging gains and losses recognized in accumulated other comprehensive income are reclassified to net income in the periods when the hedged item affects net income, or recognized as part of the transaction price when the hedged transaction occurs. The partnership discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria. This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognized in other comprehensive income and accumulated in cash flow hedge reserve at that time remains in equity and is reclassified to profit or loss when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in cash flow hedge reserve is reclassified immediately to net income.

In a fair value hedge relationship, the fair value change on a qualifying hedging instrument is recognized in profit or loss except when the hedging instrument hedges an equity instrument designated at FVTOCI in which case it is recognized in other comprehensive income. The carrying amount of a hedged item not already measured at fair value is adjusted for the fair value change attributable to the hedged risk with a corresponding entry in profit or loss. Where hedging gains or losses are recognized in profit or loss, they are recognized in the same line as the hedged item. The partnership discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria). This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

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

m)	Income taxes
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

n)	Provisions
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

o)	Business combinations
The partnership accounts for business combinations in which control is acquired under the acquisition method. When an acquisition is made, the partnership considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. Consideration is the aggregate of the fair values, at the date of exchange, of assets transferred, liabilities incurred by the partnership to the former owners, and equity instruments issued in exchange for control of the acquiree. Acquisitions related costs are recognized in net income as incurred. At the acquisition date, the partnership recognizes the identifiable assets acquired and liabilities assumed at their acquisition-date fair values, except for non-current assets classified as held-for-sale, which are recognized at fair value less costs to sell, and deferred tax assets or liabilities, which are measured in accordance with IAS 12, Income Taxes. The partnership also evaluates whether there are intangible assets acquired that have not previously been recognized by the acquiree and recognizes them as identifiable intangible assets.

Non-controlling shareholders in the acquiree are initially measured at either fair value or their proportionate share of acquiree’s identifiable assets if the non-controlling interest represents a present ownership interest that entitles its holder to a proportionate share of the acquiree’s net assets. Other components of non-controlling interests in acquires are recognized at fair value.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non‑controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the acquisition date values of the net assets acquired. If, after reassessment, the value of the net assets acquired exceeds the sum of the consideration transferred, the amount of any non‑controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

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

Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the partnership reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

p)	Revenue recognition
The partnership adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) effective January 1, 2018. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The partnership’s revenue from leases are outside the scope of IFRS 15. The partnership’s material revenue streams subject to IFRS 15 are hospitality revenue and non-lease components within lease arrangements arising from the recovery of certain operating expenses from tenants. The adoption of IFRS 15 did not result in any material change to the pattern of revenue recognition by the partnership. The partnership adopted the standard using the modified retrospective approach with no restatement of comparatives and did not record any adjustment upon adoption. The partnership made additional disclosures in Note 24, Commercial Property Revenue, Note 25, Hospitality Revenue and Note 40, Segment Information, as a result of the adoption. Following the adoption of IFRS 15, the partnership has separately disclosed other revenue from tenants in Note 24, Commercial Property Revenue, which consists of non-lease components within lease arrangements arising from the recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15. Other revenue from tenants is recognized when the partnership has satisfied its performance obligation by delivering services as agreed upon in the lease agreements to tenants at an amount equal to the component of revenue allocated to such performance obligation. The recognition pattern of hospitality revenue is not impacted upon adoption of IFRS 15.

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

Rental receivables and related revenue also includes percentage participating rents and recoveries of operating expenses. However, recoveries of operating expenses related to property taxes and insurance are deemed as non-rental revenue. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries classified as rental income or non-rental income are recognized in the period that recoverable costs are chargeable to tenants. Where a tenant is legally responsible for operating expenses and pays them directly in accordance with the terms of the lease, the partnership does not recognize the expenses or any related recovery revenue.

Following the adoption of IFRS 15, the partnership has separately disclosed other revenue from tenants in Note 24, Commercial Property Revenue, which consists of non-lease components within lease arrangements arising from the recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15.

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

q)	Unit-based compensation
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

r)	Redeemable/Exchangeable Partnership Units
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

s)	BPR Units
BPR Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. The BPR Units provide the holder with direct economic benefits and exposures Brookfield Properties REIT Inc. (“BPR”) and accordingly to the variability of the distributions of BPR. Accordingly, the BPR Units have been presented within non-controlling interests on the consolidated balance sheets. The BPR Units do not entail a contractual obligation on the part of the partnership to deliver cash and can be settled by the partnership, at its sole discretion, by issuing a fixed number of its own equity instruments.

t)	Earnings per limited partnership unit
The partnership calculates basic earnings per unit by dividing net income attributable to limited partners by the weighted average number of LP Units outstanding during the period. As the Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPR Units are allocated net income equivalent to that allocated to LP Units, net income attributable to limited partners is determined based on the weighted average proportionate share of LP Units outstanding compared to the total number of LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPR Unit outstanding. The impact of the potential conversion of mandatorily convertible preferred shares, such as the exchangeable preferred equity securities (“Preferred Equity Units”) issued to a third party investor (“the Class A Preferred Unitholder”), is included in the calculation of the weighted average number of LP Units outstanding during the period without an add back to net income attributable to limited partners of the associated carry on such preferred shares. Refer to Note 18, Capital Securities, for further discussion of the Preferred Equity Units.

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
In determining whether the partnership has power over an investee, the partnership makes judgments in identifying relevant activities that would significantly affect the returns of an investee, in assessing the partnership’s voting rights or other contractual rights that would give it power to unilaterally make decisions, and in assessing rights held by other stakeholders which might give them decision-making authority. In assessing if the partnership has exposure or rights to variable returns from its involvement with the investee, the partnership makes judgments concerning the variability of the returns from an investee based on the substance of the arrangement, the absolute and relative size of those returns. In determining if the partnership has the ability to use its power to affect its returns in an investee, the partnership makes judgments in assessing whether it is acting as a principal or agent in decision-making and whether another entity with decision-making rights is acting as an agent for the partnership. Where other stakeholders have decision making authority, the partnership makes judgments as to whether its decision-making rights provide it with control, joint control or significant influence over the investee.

In addition to the above, the partnership makes judgments in respect of joint arrangements that are carried on through a separate vehicle in determining whether the partnership’s interest represents an interest in the assets and liabilities of the arrangement (a joint operation) or in its net assets (a joint venture).

(ii)	Attribution of net income
Certain of the partnership’s subsidiaries are subject to profit sharing arrangements between the partnership and the non-controlling equity holders. In determining whether the attribution of profits is subject to uncertainty, the partnership makes the judgment in considering a variety of factors, including but not limited to uncertainties arising from future events, timing of anticipated acquisition, disposition and financing activities, as well as past events of similar nature.

(iii)	Common control transactions
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
In applying relevant accounting policies, judgment is made in determining whether certain costs are additions to the carrying amount of the property, in identifying the point at which practical completion of the development property occurs, and in identifying borrowing costs directly attributable to the carrying amount of the development property. In certain instances, on a case by case basis, the partnership applies judgment in determining whether a significant amount of development activities undertaken would trigger the reclassification of an operating property to a development property.

The key valuation assumptions in determining the fair value of investment properties include discount rates and terminal capitalization rates for properties valued using a discounted cash flow model and capitalization rates for properties valued using a direct capitalization approach. Management also uses assumptions and estimates in determining expected future cash flows in discounted cash flow models and stabilized net operating income used in values determined using the direct capitalization approach. Properties under active development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

(v)	Investments in Australia
The partnership has an economic interest in a portfolio of properties in Australia owned by Brookfield Asset Management in the form of participating loan agreements that provide the partnership with an interest in the results of operations and changes in fair values of the properties in the Australian portfolio. These participating loan interests are convertible by the partnership at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the property (the “property subsidiaries”). The critical judgments made in the accounting for this investment relate to the partnership’s determination that the economic interests held by the partnership in certain entities within the Australian portfolio represent controlling interests in those entities, the determination of unit of account where related financial instruments have been entered into in contemplation of each other, the recognition of certain amounts paid to the partnership’s parent as financial assets or equity transactions, and the measurement of assets and liabilities recognized as a result of transactions with entities under common control.

As a result of these judgments, the partnership has accounted for its interests in certain property subsidiaries as a controlling interest in a subsidiary or an equity accounted interest in a jointly controlled entity. Interests in other properties and entities are accounted for as participating loan notes that give rise to interest income reflecting the results of operations of the underlying property and gain or losses on an embedded derivative that corresponds to the property’s change in fair value.

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
The critical judgments inherent in the relevant accounting policies relate to the classification of financial assets or financial liabilities, designation of financial instruments as FVTOCI or FVTPL, the assessment of the effectiveness of hedging relationships, the determination of whether the partnership has significant influence over investees with which it has contractual relationships, and the identification of embedded derivatives subject to fair value measurement in certain hybrid instruments.

Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit risk of the partnership and its counterparties; amount and timing of estimated future cash flows; discount rates and volatility utilized in option valuations.

The partnership holds other financial instruments that represent equity interests in investment property entities that are measured at fair value as these financial instruments are designated as FVTPL or FVTOCI. Estimation of the fair value of these instruments is also subject to the estimates and assumptions associated with investment properties. The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cash flows and discounted based on applicable yield curves derived from market interest rates.

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

NOTE 3. FUTURE ACCOUNTING POLICY CHANGES
The following are accounting policies issued that the partnership expects to adopt in the future:

IFRS 16, Leases (“IFRS 16”)

IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for the partnership beginning January 1, 2019. IFRS 16 brings most leases on-balance sheet as right-of-use (“ROU”) assets and lease liabilities for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. The partnership has participated in strategic planning sessions with its subsidiaries and associates and has developed and implemented an adoption project plan. Using the population of existing contractual arrangements, the partnership has completed its identification of leases that are required to be recognized on the consolidated balance sheet under the new standard.

The partnership has preliminarily measured the present value of the future lease payments and the related right-of-use assets to determine the impact on the January 1, 2019 balance sheet. The partnership anticipates adopting the standard under the modified retrospective approach. Any transitional impact will be recorded in equity as of January 1, 2019 and comparative periods are not restated. The partnership expects to apply certain transition reliefs, practical expedients and policy choice options on adoption of the new standard.

Based on the current estimates, adoption of IFRS 16 will result in the recognition of lease liabilities for operating leases of $973 million, $812 million of ROU assets that are classified as investment properties and $158 million of ROU assets as property, plant and equipment. The partnership does not anticipate any material transitional impact to equity upon adoption. The partnership is progressing as planned in its adoption project plan. Next steps include finalizing the impact assessment of acquisitions closed immediately prior to December 31, 2018 and to other financial statement line items once the standard has been adopted. The impact of IFRS 16 on the recently acquired business of Forest City Realty Trust (“Forest City”) and a portfolio of student housing in Europe are not reflected in the current estimates above.

IFRS 3, Business Combination (“IFRS 3”)

In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption available. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that the output of a business is to provide goods and services to customers and also provide supplementary guidance. The partnership will adopt the standard prospectively and is currently evaluating the impact on its consolidated financial statements.

NOTE 4. ACQUISITION OF GGP INC.
On March 26, 2018, the partnership entered into a definitive merger agreement with GGP Inc. (“GGP”) to acquire all of the outstanding common shares of GGP other than those shares already held by the partnership and its subsidiaries. Under the terms of the agreement, GGP common shareholders had the right to elect to receive, for each GGP share, subject to proration, (i) $23.50 in cash or (ii) either one BPY unit or one BPR Unit, a new U.S. REIT security formed by recapitalizing GGP and amending its governing documents. Each BPR Unit is structured to provide an economic return equivalent to a LP Unit. The holder of a BPR Unit has the right, at any time, to request the share be redeemed for the cash equivalent to the value of a LP Unit. In the event the holder of a BPR Unit exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with a LP Unit rather than cash.

On July 26, 2018, GGP shareholders approved the merger which closed on August 28, 2018. On closing the partnership controlled BPR as it held 87% of the voting stock of BPR through its 100% ownership of the BPR Class B and Class C shares. The balance of the voting rights in respect of BPR are held by the holders of the BPR Units.

Based on shareholder elections, which were subject to proration, cash totaling $9.05 billion was paid by GGP to its shareholders, other than the partnership, in the form of a pre-closing dividend on August 27, 2018. According to the terms of the agreement, the consideration payable on close of the merger was reduced by the amount of the pre-closing dividend. The pre-closing dividend was funded with new term debt, property-level refinancings, proceeds from the sale of partial interests in certain GGP properties and the issuance of non-controlling interests in subsidiaries of GGP.

The acquisition of GGP was accounted for as a business combination achieved in stages. The partnership’s existing equity interest in GGP was remeasured to fair value immediately prior to the acquisition date of August 28, 2018 based on the partnership’s interest in the fair value of the identifiable net assets and liabilities of GGP at the time. As a result of this remeasurement, a loss of approximately $502 million was recognized in fair value gains, net.

Consideration paid on acquisition of control by the partnership was comprised of the following:

•	88 million LP Units with a fair value of $1,786 million determined with reference to the trading price of the LP Units on the closing date;

•	161 million BPR Units with a fair value of $3,383 million determined with reference to the initial trading price of the BPR Unit;

•	Cash consideration of $200 million; and

•	Share-based payment awards to GGP employees with a fair value of $28 million.

As discussed in Note 22, Equity, the BPR Units issued on closing represent a non-controlling interest in the partnership.

As of December 31, 2018, the valuation of the investment properties, equity accounted investments, deferred tax liabilities, transaction costs, certain working capital balances and the acquisition date fair value of the partnership’s existing equity interest in GGP were still under evaluation by the partnership. Accordingly, the business combination has been accounted for on a provisional basis.

The following table summarizes the provisional amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed in addition to the consideration paid and transaction costs incurred:

(US$ Millions)	GGP
Investment properties	$17,991
Equity accounted investments	10,829
Property, plant and equipment	56
Accounts receivable and other	592
Cash and cash equivalents	424
Total assets	29,892
Less:
Debt obligations	(13,147)
Accounts payable and other	(691)
Deferred tax liabilities	(11)
Non-controlling interests(1)	(1,882)
Net assets acquired	$14,161
Consideration(2)	$13,240
Transaction costs	32

(1)	Includes non-controlling interests in a subsidiary of BPR measured as the proportionate share of the fair value of the entity’s net assets on the date of acquisition.

(2)	Includes the acquisition date fair value of the partnership’s previously held equity interest in GGP of $7,843 million.

In connection with the acquisition of GGP, the partnership has recognized a bargain purchase gain of $921 million in fair value gains, net as the consideration paid exceeds the fair value of the assets acquired, liabilities assumed and non-controlling interests recognized on acquisition. On a provisional basis, the partnership has determined that it has identified all of the assets acquired and liabilities assumed and that each is appropriately measured. The fair value of the investment properties acquired was determined, for certain of the assets, based on transaction prices agreed with third parties for the sale of partial interests and valuation models prepared by an independent external appraiser.

In the period from August 28, 2018 to December 31, 2018, the partnership recorded revenue and net income in connection with this acquisition of approximately $588 million and $360 million, respectively. If the acquisition had occurred on January 1, 2018, the partnership’s total revenue and net income would have been $8,415 million and $4,373 million, respectively, for the year ended December 31, 2018, only including the GGP transaction.

NOTE 5. ACQUISITIONS AND BUSINESS COMBINATIONS
a) Completed in 2018
In addition to the acquisition of GGP, discussed in Note 4, Acquisition of GGP Inc., the partnership completed the following material business combinations during 2018 through Brookfield-sponsored real estate funds:

•	On February 1, 2018, the partnership acquired a portfolio of 105 extended-stay hotel properties across the United States (“Extended-Stay Hotel Portfolio”) for total consideration of $764 million.

•	On February 1, 2018, the partnership acquired a portfolio of 15 student housing properties in the United Kingdom (“UK Student Housing IV”), for total consideration of £527 million ($752 million).

•	On August 3, 2018, the partnership acquired a 100% leasehold interest in 666 Fifth Avenue, a commercial office asset in New York, for consideration of $1,299 million.

•
On December 7, 2018, the partnership acquired all of the outstanding common shares of Forest City Realty Trust Inc. (“Forest City”), a publicly traded company which owns a portfolio of office, multifamily and mixed-use assets across the U.S, for consideration of $6,948 million.

The partnership also completed several individually immaterial acquisitions during 2018 for total consideration of $3,948 million. The acquisitions were primarily LP Investments made by Brookfield-sponsored real estate funds to invest the funds’ capital. The partnership consolidates the acquired investments as Brookfield Asset Management’s power as general partner, together with the partnership’s LP interests, provide the partnership with control over the investments.

The following table summarizes the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed in addition to the consideration and transaction costs incurred:

(US$ Millions)	Extended- Stay Hotel Portfolio	UK Student Housing IV	666 Fifth Avenue(3)	Forest City(4)	Other	Total
Date of acquisition	2/1/2018	2/1/2018	8/3/2018	12/7/2018	Various
Investment properties	$—	$742	$1,292	$9,397	$3,846	$15,277
Property, plant and equipment	768	2	—	—	922	1,692
Equity accounted investments	5	—	—	1,467	79	1,551
Goodwill	—	—	—	—	96	96
Intangible assets	—	—	—	—	54	54
Accounts receivable and other	2	53	11	1,049	944	2,059
Cash and cash equivalents	2	18	—	451	168	639
Total assets	777	815	1,303	12,364	6,109	21,368
Less:
Debt obligations	—	—	—	(3,664)	(1,504)	(5,168)
Accounts payable and other	(13)	(63)	(4)	(1,119)	(283)	(1,482)
Deferred tax liabilities	—	—	—	—	(47)	(47)
Non-controlling interests(1)	—	—	—	(633)	(88)	(721)
Net assets acquired	$764	$752	$1,299	$6,948	$4,187	$13,950
Consideration(2)	$764	$752	$1,299	$6,948	$3,948	$13,711
Transaction costs	$9	$7	$44	$202	$67	$329

(1)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of the fair value of the assets, liabilities and contingent liabilities on the date of acquisition.

(2)	Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

(3)	The valuation of the investment property and certain liabilities was still under evaluation by the partnership. Accordingly, this business combination has been accounted for on a provisional basis.

(4)
The valuation of the investment property, equity accounted investments, debt obligation, working capital and non-controlling interests assumed was still under evaluation by the partnership. Accordingly, this business combination has been accounted for on a provisional basis.

Excluding the acquisition of GGP, in the period from each acquisition date to December 31, 2018, the partnership recorded revenue and net income in connection with these acquisitions of approximately $529 million and $163 million, respectively. If the acquisitions had occurred on January 1, 2018, the partnership’s total revenue and net income would have been $8,572 million and $4,133 million, respectively, for the twelve months ended December 31, 2018.

Transaction costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in general and administrative expense on the consolidated income statement.

b) Completed in 2017
The partnership completed the following business combinations during 2017 through Brookfield-sponsored real estate funds:

•	On December 8, 2017, the partnership acquired two office buildings comprised of 400,000 square feet in San Jose, California (“Towers @ 2nd”), for consideration of $127 million.

•	On December 7, 2017, the partnership acquired 14 properties, comprising a 2.7 million square foot office portfolio in Mumbai, India (“Mumbai Office Portfolio”), for consideration of $102 million.

•	On December 1, 2017, the partnership acquired a 4.2 million square foot mixed-us office and retail complex (“Houston Center”) in Houston, Texas, for total consideration of $819 million.

•	On October 17, 2017, the partnership acquired a hotel in downtown Toronto, Canada (“Toronto Hotel”) for total consideration of $270 million.

•	On April 10, 2017, the partnership acquired a portfolio of 13 student housing properties (“Student Housing”) across the United Kingdom for total consideration of $358 million.

•	On March 31, 2017, the partnership acquired One Post Street, a 424,000 square feet office building in San Francisco for total consideration of $153 million.

•
On March 31, 2017, the partnership acquired a portfolio consisting of nine office properties encompassing approximately 1.1 million square feet in the U.S. (“TA Office”), for total consideration of $214 million.

•	On March 9, 2017, the partnership acquired a portfolio of manufactured housing communities (“Manufactured Housing”) in the United States for total consideration of $768 million.

The following table summarizes the impact of business combinations during the year ended December 31, 2017:

(US$ Millions)	Manufactured Housing(3)	TA Office(3)	One Post Street(3)	Student Housing(3)	Mumbai Office Portfolio(3)	Houston Center(3)	Toronto Hotel(3)	Towers @ 2nd(3)	Other	Total
Investment properties	$2,107	$235	$245	$392	$679	$825	$—	$128	$1,014	$5,625
Property, plant and equipment	—	—	—	—	—	—	281	—	—	281
Accounts receivable and other	79	5	—	—	12	22	4	—	14	136
Cash and cash equivalents	16	—	4	—	11	—	—	2	5	38
Intangible assets	—	—	—	—	—	—	—	—	—	—
Total assets	2,202	240	249	392	702	847	285	130	1,033	6,080
Less:
Non-recourse borrowings	(1,261)	—	—	—	(511)	—	—	—	—	(1,772)
Accounts payable and other	(36)	(13)	(2)	(7)	(44)	(28)	—	(3)	(3)	(136)
Deferred income tax liabilities	—	—	—	—	(45)	—	—	—	—	(45)
Non-controlling interests(1)	(30)	—	(94)	—	—	—	—	—	—	(124)
Net assets acquired	$875	$227	$153	$385	$102	$819	$285	$127	$1,030	$4,003
Consideration(2)	$768	$214	$153	$358	$102	$819	$270	$127	$1,022	$3,833
Transaction costs	$16	$3	$—	$6	$—	$5	$11	$—	$22	$63

(1)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of the fair value of the assets, liabilities and contingent liabilities on the date of acquisition.

(2)	Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

(3)	The partnership has completed the purchase price allocation for the acquisition. No material changes were made to the provisional purchase price allocation.

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

NOTE 6. INVESTMENT PROPERTIES
The following table presents a roll forward of investment property balances for the years ended December 31, 2018 and 2017:

	Year ended Dec. 31, 2018			Year ended Dec. 31, 2017
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of year	$48,780	$2,577	$51,357	$45,699	$3,085	$48,784
Changes resulting from:
Property acquisitions(1)	31,783	1,658	33,441	5,545	107	5,652
Capital expenditures	1,098	1,185	2,283	905	990	1,895
Property dispositions(2)	(4,115)	(451)	(4,566)	(1,240)	(675)	(1,915)
Fair value gains, net	784	462	1,246	347	202	549
Foreign currency translation	(1,387)	(121)	(1,508)	1,121	159	1,280
Transfers between commercial properties and commercial developments	1,123	(1,123)	—	1,038	(1,038)	—
Reclassifications of assets held for sale and other changes(3)	(2,052)	(5)	(2,057)	(4,635)	(253)	(4,888)
Balance, end of year	$76,014	$4,182	$80,196	$48,780	$2,577	$51,357

(1)
Includes the commercial properties and developments acquired through business combinations. See Note 4, Acquisition of GGP Inc., and Note 5, Acquisitions and Business Combinations, for further information.

(2)	Property dispositions represent the carrying value on date of sale.

(3)
The partnership’s interest in a portfolio of self storage assets across the U.S. was reclassified to assets held for sale in the second quarter of 2018 and sold in the third quarter of 2018. The partnership’s interest in Queens Quay Terminal in Toronto and Jeans Edwards Tower in Ottawa were reclassified to assets held for sale in the second quarter of 2018 and sold in the fourth quarter of 2018. The partnership’s interest in 20 Canada Square in London was reclassified to assets held for sale in the second quarter of 2017 and sold in the third quarter of 2017. In the third quarter of 2017, the partnership’s industrial portfolio in Europe was reclassified to assets held for sale and sold in the fourth quarter of 2017. In the fourth quarter of 2017, the partnership sold 49% of its interest in One Liberty Plaza and reclassified the remaining 51% interest to equity accounted investments. The partnership also reclassified 50% of its interest in Bay Adelaide Centre in Toronto to assets held for sale in the fourth quarter of 2017. This also includes the reclassification of our Brazil Retail investment from commercial properties to equity accounted investments as a result of the partnership entering into an amended management agreement with its co-investors in the second quarter of 2017 which resulted in the loss of control over the venture.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Where there has been a recent market transactions for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. There are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Dec. 31, 2018			Dec. 31, 2017
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office
United States	Discounted cash flow	6.9%	5.6%	12	7.0%	5.8%	13
Canada	Discounted cash flow	6.0%	5.4%	10	6.1%	5.5%	10
Australia	Discounted cash flow	7.0%	6.2%	10	7.0%	6.1%	10
Brazil	Discounted cash flow	9.6%	7.7%	6	9.7%	7.6%	7
Core Retail(1)	Discounted cash flow	7.1%	6.0%	12	—%	—%	—
LP Investments Office(2)	Discounted cash flow	10.2%	7.0%	6	10.2%	7.5%	7
LP Investments Retail	Discounted cash flow	8.9%	7.8%	9	9.0%	8.0%	10
Logistics	Discounted cash flow	9.3%	8.3%	10	6.8%	6.2%	10
Mixed-use(2)	Discounted cash flow	7.8%	5.4%	10	8.4%	5.3%	10
Multifamily(3)	Direct capitalization	4.8%	n/a	n/a	4.8%	n/a	n/a
Triple Net Lease(3)	Direct capitalization	6.3%	n/a	n/a	6.4%	n/a	n/a
Self-storage(3)	Direct capitalization	5.7%	n/a	n/a	5.8%	n/a	n/a
Student Housing(3)	Direct capitalization	5.6%	n/a	n/a	5.8%	n/a	n/a
Manufactured Housing(3)	Direct capitalization	5.4%	n/a	n/a	5.8%	n/a	n/a

(1)
The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not held by the partnership. Subsequent to this transaction, the partnership is consolidating the financial results of GGP. Please see Note 4, Acquisition of GGP Inc., for further information.

(2)
In the third quarter of 2018, the valuation metrics for International Finance Center Seoul (“IFC”) are reported under the mixed-use sector. The valuation metrics for LP Investments-Office have been updated for both periods presented.

(3)
The valuation method used to value multifamily, triple net lease, self-storage, student housing, and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Operating investment properties with a fair value of approximately $20.7 billion (December 31, 2017 - $10.2 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any buildings held under operating leases.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(i) above.

	Dec. 31, 2018				Dec. 31, 2017
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$14,415	$822	$—	$—	$14,259	$568
Canada	—	—	4,127	118	—	—	4,493	104
Australia	—	—	2,342	49	—	—	2,472	8
Europe	—	—	137	1,194	—	—	120	920
Brazil	—	—	329	—	—	—	327	—
Core Retail (1)	—	—	17,224	383	—	—	—	—
LP Investments
LP Investments Office(2)	—	—	7,861	577	—	—	6,044	231
LP Investments Retail	—	—	3,408	6	—	—	3,406	6
Logistics	—	—	183	—	—	—	1,409	533
Multifamily	—	—	4,151	—	—	—	3,925	—
Triple Net Lease	—	—	5,067	—	—	—	4,804	—
Self-storage	—	—	847	84	—	—	1,796	58
Student Housing	—	—	2,031	386	—	—	1,204	149
Manufactured Housing	—	—	2,369	—	—	—	2,206	—
Mixed-Use (2)	—	—	11,523	563	—	—	2,315	—
Total	$—	$—	$76,014	$4,182	$—	$—	$48,780	$2,577

(1)
The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership. Subsequent to this transaction, the partnership is consolidating the financial results of GGP. Please see Note 4, Acquisition of GGP Inc., for further information.

(2)
During the third quarter of 2018, the commercial properties for IFC are reported under the mixed-use sector. The valuation metrics for LP Investments- Office have been updated for both periods presented.

There were no transfers between levels within the fair value hierarchy related to investment properties during the years ended December 31, 2018, 2017, and 2016. Investment properties with a fair value of $73.5 billion (December 31, 2017 - $49.8 billion) are pledged as security for property debt.

The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties for December 31, 2018, for properties valued using the discounted cash flow or direct capitalization method, respectively:

Dec. 31, 2018
(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States	$837
Canada	329
Australia	181
Brazil	10
Core Retail	612
LP Investments
LP Investments Office	398
LP Investments Retail	143
Logistics	8
Mixed-use	140
Multifamily	207
Triple Net Lease	176
Self-storage	30
Student Housing	82
Manufactured Housing	104
Total	$3,257

During the year ended December 31, 2018, the partnership capitalized a total of $1,185 million (December 31, 2017 - $990 million) of costs related to development properties. Included in this amount is $1,089 million (December 31, 2017 - $904 million) of construction and related costs and $96 million (December 31, 2017 - $86 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2018 is 4.2% (December 31, 2017 - 3.5%).

NOTE 7. INVESTMENTS IN SUBSIDIARIES

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

The following table presents the partnership’s material subsidiaries as of December 31, 2018 and 2017:

	Jurisdiction of formation	Economic interest		Voting interest
		Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Subsidiary of the partnership
Brookfield Property L.P.(1)	Bermuda	49%	37%	100%	100%
Holding entities of the operating partnership
BPY Bermuda IV Holdings L.P.	Delaware	100%	100%	100%	100%
Brookfield BPY Retail Holdings II Inc.	Ontario	100%	100%	100%	100%
BPY Bermuda Holdings Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings II Limited	Bermuda	100%	100%	100%	100%
Brookfield BPY Holdings Inc.	Ontario	100%	100%	100%	100%
BPY Bermuda Holdings IV Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings 1A Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings V Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings VI Limited	Bermuda	100%	100%	100%	100%
Real estate subsidiaries of the holding entities
Brookfield Office Properties Inc. (“BPO”)	Canada	100%	100%	100%	100%
Brookfield BPY Holdings (Australia) ULC(2)	Canada	100%	100%	—%	—%
Forest City Realty Trust, Inc.(4)	United States	15%	—%	—%	—%
BPR Retail Holdings LLC(5)	United States	100%	—%	91%	—%
BSREP CARS Sub-Pooling LLC(3)	United States	29%	29%	—%	—%
Center Parcs UK(3)	United Kingdom	27%	27%	—%	—%
BSREP II Aries Pooling LLC(3)	United States	26%	26%	—%	—%
BSREP UA Holdings LLC(3)	Cayman Islands	30%	30%	—%	—%
BSREP India Office Holdings Pte. Ltd.(3)	United States	33%	33%	—%	—%
BSREP II Retail Upper Pooling LLC(3)	United States	50%	50%	33%	33%
BSREP II Korea Office Holdings Pte. Ltd.(3)	South Korea	22%	22%	—%	—%
BSREP II PBSA Ltd.(3)	Bermuda	25%	26%	—%	—%
BSREP II MH Holdings LLC(3)	United States	26%	26%	—%	—%

(1)
BPY holds all managing general partner units of the operating partnership and therefore has the power to direct the relevant activities and affairs of the operating partnership. The managing general partner units represent 49% and 37% of the total number of the operating partnership’s units at December 31, 2018 and 2017, respectively.

(2)
This entity holds economic interest in certain of its Australian properties not held through BPO. This economic interest is held in the form of participating loan agreements with Brookfield Asset Management.

(3)
The partnership holds its economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored real estate funds. By their nature, limited partnership interests do not have any voting rights. The partnership has entered into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investees.

(4)	Includes non-controlling interests in recently acquired Forest City portfolio. See Note 5, Acquisitions and Business Combinations, for further information.

(5)
The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership. Subsequent to this transaction, the partnership is consolidating the financial results of GGP, including its interests in properties held through joint ventures. The partnership’s 34% interest in GGP prior to the acquisition was deconsolidated. Please see Note 4, Acquisition of GGP Inc., for further information. The partnership controls BPR as it held 91% of the voting stock of BPR through its 100% ownership of the BPR Class B and Class C shares. The balance of the voting rights in respect of BPR are held by the holders of the BPR Units.

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

	Jurisdiction of formation	Proportion of economic interests held by non- controlling interests		Non-controlling interests: Interests of others in operating subsidiaries and properties
(US$ Millions)		Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
BPO(1)	Canada	—%	—%	$4,757	$2,982
Forest City Realty Trust, Inc.(2)(3)	United States	85%	—%	3,437	—
BPR Retail Holdings LLC(4)(5)	United States	—%	—%	1,773	—
BSREP CARS Sub-Pooling LLC(2)	United States	71%	71%	957	918
Center Parcs UK(2)	United Kingdom	73%	73%	863	869
BSREP II Korea Office Holdings Pte. Ltd.	South Korea	78%	78%	766	706
BSREP II MH Holdings LLC(2)	United States	74%	74%	700	593
BSREP II PBSA Ltd.	Bermuda	75%	74%	687	501
BSREP India Office Holdings Pte. Ltd.	United States	67%	67%	612	424
BSREP II Aries Pooling LLC(2)	United States	74%	74%	603	652
BSREP II Retail Upper Pooling LLC(2)	United States	50%	50%	552	670
BSREP UA Holdings LLC(2)	Cayman Islands	70%	70%	507	487
Other	Various	18% - 92%	18% - 76%	2,242	4,136
Total				$18,456	$12,938

(1)	Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.

(2)
Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.

(3)	Includes non-controlling interests in recently acquired Forest City portfolio. See Note 5, Acquisitions and Business Combinations, for further information

(4)
The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership. Subsequent to this transaction, the partnership is consolidating the financial results of GGP, including its interests in properties held through joint ventures. The partnership’s 34% interest in GGP prior to the acquisition was deconsolidated. Please see Note 4, Acquisition of GGP Inc., for further information. The partnership controls BPR as it held 91% of the voting stock of BPR through its 100% ownership of the BPR Class B and Class C shares. The balance of the voting rights in respect of BPR are held by the holders of the BPR Units.

(5)	Includes non-controlling interests in BPR subsidiaries.

Summarized financial information in respect of each of the partnership’s subsidiaries that have material non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	Dec. 31, 2018
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
BPO	1,391	38,895	5,216	16,521	4,928	13,621
Forest City	1,029	11,246	602	7,741	3,437	495
BPR Retail Holdings LLC	478	29,197	507	13,241	1,773	14,154
BSREP CARS Sub-Pooling LLC	38	5,074	42	3,776	957	337
Center Parcs UK	191	4,110	242	2,869	863	327
BSREP II Korea Office Holdings Pte. Ltd.	87	2,986	56	2,030	766	221
BSREP II MH Holdings LLC	42	2,438	39	1,515	700	226
BSREP II PBSA Ltd.	72	2,196	428	918	687	235
BSREP India Office Holdings Pte. Ltd.	44	2,044	183	996	612	297
BSREP II Aries Pooling LLC	95	2,246	330	1,202	603	206
BSREP II Retail Upper Pooling LLC	88	2,956	970	976	552	546
BSREP UA Holdings LLC	51	1,583	28	880	507	219
Total	3,606	104,971	8,643	52,665	16,385	30,884

	Dec. 31, 2017
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
BPO	1,432	43,993	13,675	15,944	3,153	12,653
BSREP CARS Sub-Pooling LLC	70	4,811	4	3,637	918	322
Center Parcs UK	103	4,107	228	2,786	869	327
BSREP Industrial Pooling Subsidiary L.P.(1)	111	2,271	123	1,051	878	330
BSREP II Korea Office Holdings Pte. Ltd.	72	2,948	42	2,071	706	201
BSREP II Aries Pooling LLC	57	2,321	47	1,455	652	224
BSREP II Retail Upper Pooling LLC	68	3,321	998	1,066	670	655
BSREP II MH Holdings LLC	34	2,280	30	1,499	593	192
Brookfield Strategic Real Estate Partners II Storage REIT LLC(2)	45	1,871	22	1,144	564	186
BSREP II PBSA Ltd.	61	1,367	121	633	501	173
BSREP UA Holdings LLC	49	1,564	32	885	487	209
BREF ONE, LLC(2)	264	2,332	534	1,338	483	241
BSREP II Brazil Pooling LLC(2)	26	1,261	12	578	472	225
BSREP India Office Holdings Pte. Ltd.	38	1,659	103	963	424	207
BSREP Europe Holdings L.P.(2)	95	—	12	—	55	28
Total	2,525	76,106	15,983	35,050	11,425	16,173

(1)	In the fourth quarter of 2018, the partnership sold its U.S. logistics portfolio.

(2)	In the current year ended December 31, 2018, these entities are presented within Other non-controlling interest as the non-controlling interests are not material.

	Year ended Dec. 31, 2018
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,159	$245	$240	$35	$147	$194
Forest City	65	(153)	(153)	21	(27)	(27)
BPR Retail Holdings LLC	584	34	34	(1)	457	447
BSREP CARS Sub-Pooling LLC	311	105	99	54	37	34
Center Parcs UK	644	87	50	55	33	19
BSREP II Korea Office Holdings Pte. Ltd.	211	96	69	8	28	20
BSREP II MH Holdings LLC	248	132	132	8	42	42
BSREP II PBSA Ltd.	131	68	20	—	23	7
BSREP India Office Holdings Pte. Ltd.	176	245	209	11	119	102
BSREP II Aries Pooling LLC	190	51	52	69	18	18
BSREP II Retail Upper Pooling LLC	302	(190)	(191)	1	(189)	(190)
BSREP UA Holdings LLC	128	20	20	—	9	9
Total	$5,149	$740	$581	$261	$697	$675

	Year ended Dec. 31, 2017
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,224	$120	$139	$9	$(718)	$(672)
BSREP CARS Sub-Pooling LLC	311	87	85	377	30	29
Center Parcs UK	587	13	94	210	5	36
BSREP Industrial Pooling Subsidiary L.P.(1)	143	175	175	163	65	65
BSREP II Korea Office Holdings Pte. Ltd.	194	144	230	119	41	66
BSREP II Aries Pooling LLC	285	53	54	59	18	18
BSREP II Retail Upper Pooling LLC	306	50	50	1	42	42
BSREP II MH Holdings LLC	194	133	133	16	44	44
Brookfield Strategic Real Estate Partners II Storage REIT LLC(2)	168	82	82	8	27	27
BSREP II PBSA Ltd.	74	109	131	—	37	44
BSREP UA Holdings LLC	124	117	117	99	50	50
BREF ONE, LLC(2)	717	(33)	(8)	—	(17)	(5)
BSREP II Brazil Pooling LLC(2)	70	63	55	17	30	26
BSREP India Office Holdings Pte. Ltd.	156	130	154	47	63	75
BSREP Europe Holdings L.P.(2)	96	782	896	1,289	359	419
Total	$5,649	$2,025	$2,387	$2,414	$76	$264

(1)
In the fourth quarter of 2018, the partnership sold its U.S. logistics portfolio. The remaining non-controlling interest is not material and is included in Other non-controlling interest for December 31, 2018.

(2)	In the current year ended December 31, 2018, these entities are presented within Other non-controlling interest as the non-controlling interests are not material.

	Year ended Dec. 31, 2016
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,221	$81	$101	$254	$277	$250
BSREP CARS Sub-Pooling LLC	300	140	140	4	49	49
Center Parcs UK	586	74	(112)	76	28	(42)
BSREP Industrial Pooling Subsidiary L.P.(1)	108	158	158	114	55	55
BSREP II Korea Office Holdings Pte. Ltd.	21	(18)	(40)	—	(3)	(7)
BSREP II Aries Pooling LLC	191	(47)	(46)	46	(16)	(16)
BSREP II Retail Upper Pooling LLC	178	3	3	—	3	3
Brookfield Strategic Real Estate Partners II Storage REIT LLC(2)	106	130	130	84	43	43
BREF ONE, LLC(2)	762	(22)	37	—	(11)	18
BSREP UA Holdings LLC	117	138	138	—	59	59
BSREP Europe Holdings L.P.(2)	79	51	31	13	26	15
BSREP II Brazil Pooling LLC(2)	56	59	121	6	28	58
Brookfield Brazil Retail Fundo de Investimento em Participaçoes(2)	80	(42)	35	—	(25)	1
BSREP India Office Holdings Pte. Ltd.	130	76	67	25	37	33
Total	$4,935	$781	$763	$622	$550	$519

(1)
In the fourth quarter of 2018, the partnership sold its U.S. logistics portfolio. The remaining non-controlling interest is not material and is included in Other non-controlling interest for December 31, 2018.

(2)	In the current year ended December 31, 2018, these entities are presented within Other non-controlling interest as the non-controlling interests are are not material.

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

			Proportion of ownership interests/voting rights held by the partnership		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Joint ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,270	$3,284
BPR JV Pool A(2)	Property holding company	United States	50%	—%	1,791	—
Manhattan West, New York	Property holding company	United States	56%	56%	1,619	1,439
Ala Moana Center, Hawaii(2)	Property holding company	United States	50%	—%	1,611	—
Forest City Joint Ventures(3)	Property holding company	United States	—%	—%	1,390	—
BPR JV Pool B(2)	Property holding company	United States	51%	—%	1,217	—
Fashion Show, Las Vegas(2)	Property holding company	United States	50%	—%	881	—
BPR JV Pool C(2)	Property holding company	United States	50%	—%	756	—
BPR JV Pool D(2)	Property holding company	United States	48%	—%	693	—
BPR JV Pool E(2)	Property holding company	United States	35%	—%	629	—
The Grand Canal Shoppes, Las Vegas(2)	Property holding company	United States	50%	—%	608	—
Grace Building, New York	Property holding company	United States	50%	50%	581	585
One Liberty Plaza, New York	Property holding company	United States	51%	51%	425	408
Southern Cross East, Melbourne(4)	Property holding company	Australia	50%	50%	402	407
680 George Street, Sydney	Property holding company	Australia	50%	50%	319	311
Brookfield Brazil Retail Fundo de Investimento em Participaçõe ("Brazil Retail")	Holding company	Brazil	46%	46%	309	339
Brookfield D.C. Office Partners LLC ("D.C. Fund"), Washington, D.C.	Property holding company	United States	51%	51%	295	310
Miami Design District, Florida(2)	Property holding company	United States	22%	—%	286	—
The Mall in Columbia, Maryland(2)	Property holding company	United States	50%	—%	268	—
Shops at Merrick Park, Florida(2)	Property holding company	United States	55%	—%	266	—
Other(5)	Various	Various	12% - 70%	12% - 90%	4,237	2,484
					21,853	9,567
Associates
GGP Inc. (“GGP”)(2)	Real estate investment trust	United States	—%	34%	—	8,844
China Xintiandi (“CXTD”)(6)	Property holding company	China	22%	22%	—	499
Diplomat Resort and Spa (“Diplomat”)	Property holding company	United States	90%	90%	390	339
Brookfield Premier Real Estate Partners Pooling LLC (“BPREP”)	Property holding company	United States	7%	10%	106	122
Other	Various	Various	23% - 31%	23% - 31%	349	390
					845	10,194
Total					$22,698	$19,761

(1)	Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc (“Canary Wharf”) in London.

(2)
Upon acquisition of GGP, the partnership recognized its interests in joint ventures. Certain joint ventures were formed as a result of the sale of partial interests in certain properties prior to closing of the GGP acquisition. Where multiple joint ventures were formed with the same terms and joint venture partners, they have been aggregated in a pool.

(3)
The partnership obtained control of Forest City during the fourth quarter of 2018 following the acquisition of the common shares not previously held by the partnership. The partnership is consolidating the financial results of Forest City, including its interests in properties held through joint ventures. Please see Note 5, Acquisitions and Business Combinations, for further information.

(4)
The partnership exercises joint control over these jointly controlled entities through a participating loan agreement with Brookfield Asset Management that is convertible at any time into a direct equity interest in the entity.

(5)	Other joint ventures consists of approximately 70 joint ventures, all of which have a carrying value below $250 million.

(6)
The partnership’s interest in CXTD is held through BSREP CXTD Holdings L.P. in which it has an approximate 31% interest. This interest has been reclassified to assets held for sale in the fourth quarter of 2018.

(a) 2018 Transactions

The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership. Subsequent to this transaction, the partnership is consolidating the financial results of GGP, including its interests in properties held through joint ventures. The partnership’s 34% interest in GGP prior to the acquisition was deconsolidated. Please see Note 4, Acquisition of GGP Inc., for further information.

The partnership obtained control of Forest City during the fourth quarter of 2018 following the acquisition. The partnership is consolidating the financial results of Forest City, including its interests in properties held through joint ventures.

(b)	2017 Transactions

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

The following table presents the change in the balance of the partnership’s equity accounted investments as of December 31, 2018 and 2017:

(US$ Millions) Years ended Dec. 31,	2018	2017
Equity accounted investments, beginning of period	$19,761	$16,844
GGP joint ventures acquired from business acquisition(1)	10,829	—
Deconsolidation of pre-acquisition GGP equity interest(1)	(8,345)	—
Additions	2,174	1,372
Disposals and return of capital distributions	(1,304)	(281)
Share of net earnings from equity accounted investments(2)	947	961
Distributions received	(518)	(369)
Foreign currency translation	(395)	430
Reclassification to assets held for sale(3)	(567)	(712)
Impact of warrant conversion(2)	—	1,448
Other comprehensive income and other	116	68
Equity accounted investments, end of year	$22,698	$19,761

(1)
The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership. As a result of the acquisition, GGP’s interest in joint ventures of $10,829 million was added to the balance of equity accounted investments, offset by the deconsolidation of the partnership’s 34% interest of $7,843 million and fair value loss of $502 million from adjusting the partnership’s interest in GGP to its fair value immediately prior to acquiring control. See Note 4, Acquisition of GGP Inc., for further information.

(2)
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

(3)
The partnership’s interest in CXTD was reclassified to assets held for sale in the fourth quarter of 2018. The partnership’s interest in 245 Park Avenue in Midtown New York was reclassified to assets held for sale in the first quarter of 2017 and sold in the second quarter of 2017.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Dec. 31, 2018			Dec. 31, 2017
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office
United States	Discounted cash flow	6.6%	5.1%	10	6.5%	5.3%	11
Australia	Discounted cash flow	6.7%	5.7%	10	7.0%	5.8%	10
Europe	Discounted cash flow	4.7%	4.9%	10	4.8%	4.8%	10
Core Retail
United States(1)	Discounted cash flow	6.6%	5.3%	11	7.0%	5.6%	10
LP Investments - Office	Discounted cash flow	6.9%	5.2%	9	6.6%	5.7%	10
LP Investments - Retail	Discounted cash flow	11.7%	7.1%	10	11.5%	7.2%	11
Logistics	Discounted cash flow	—%	—%	—	6.4%	5.8%	10
Multifamily(2)	Direct capitalization	5.2%	n/a	n/a	5.1%	n/a	n/a

(1)
The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership. Subsequent to this transaction, the partnership is consolidating the financial results of GGP. The period ended December 31, 2018 represents GGP’s joint ventures acquired from the acquisition. The prior period represents the partnership’s 34% interest in GGP prior to the acquisition. Please see Note 4, Acquisition of GGP Inc., for further information.

(2)
The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as of December 31, 2018 and 2017:

	Dec. 31, 2018
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
Canary Wharf Joint Venture	$666	$12,268	$577	$5,818	$6,539
BPR JV Pool A	186	5,619	125	2,097	3,583
Manhattan West	142	5,455	681	2,027	2,889
Ala Moana	91	5,063	57	1,874	3,223
Forest City	308	7,729	330	4,152	3,555
BPR JV Pool B	99	5,909	107	3,515	2,386
Fashion Show	35	2,572	19	826	1,762
BPR JV Pool C	42	2,264	34	676	1,596
BPR JV Pool D	43	2,293	101	793	1,442
BPR JV Pool E	47	2,756	39	967	1,797
The Grand Canal Shoppes	28	1,832	23	625	1,212
Grace Building	32	2,043	19	894	1,162
One Liberty Plaza	107	1,604	23	855	833
Southern Cross East	5	805	7	—	803
680 George Street	10	1,334	14	—	1,330
Brazil Retail	30	916	13	67	866
D.C. Fund	58	1,321	31	770	578
Miami Design District	49	1,877	28	629	1,269
The Mall in Columbia	14	858	9	328	535
Shops at Merrick Park	12	660	21	166	485
Other	1,989	20,588	2,413	9,140	11,024
	3,993	85,766	4,671	36,219	48,869
Associates
GGP	—	—	—	—	—
CXTD	—	—	—	—	—
Diplomat	24	837	23	405	433
BPREP	12	1,998	12	457	1,541
Other	366	1,430	72	819	905
	402	4,265	107	1,681	2,879
Total	$4,395	$90,031	$4,778	$37,900	$51,748

	Dec. 31, 2017
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
Canary Wharf Joint Venture	$844	$13,092	$703	$6,759	$6,474
Manhattan West	74	4,248	816	941	2,565
Grace Building	35	2,042	12	891	1,174
One Liberty Plaza	129	1,527	17	839	800
Southern Cross East	94	732	11	—	815
Brazil Retail	42	982	10	65	949
680 George Street	29	611	18	—	622
D.C. Fund	41	1,351	348	436	608
VAMF II(1)	111	1,813	295	851	778
Principal Place - Commercial(1)	7	941	45	444	459
Potsdamer Platz(1)	60	1,835	54	1,021	820
One New York Plaza(1)	69	1,480	—	748	801
Republic Plaza(1)	28	495	20	265	238
75 State Street(1)	16	662	8	309	361
Other	707	5,357	736	2,080	3,248
	2,286	37,168	3,093	15,649	20,712
Associates
GGP	1,029	37,841	947	13,062	24,861
CXTD	173	3,678	138	1,476	2,237
Diplomat	24	777	23	400	378
BPREP	18	1,670	14	456	1,218
Other	149	2,042	231	870	1,090
	1,393	46,008	1,353	16,264	29,784
Total	$3,679	$83,176	$4,446	$31,913	$50,496

(1)	In the current year ended December 31, 2018, these joint ventures are presented within Joint Ventures - Other as the carrying value are currently below $250 million.

Summarized financial information in respect of the partnership’s equity accounted investments for the years ended December 31, 2018, 2017 and 2016 is set out below:

	Year ended Dec. 31, 2018
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Discon-tinued operations	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$547	$125	$(72)	$(1)	$—	$349	$8	$175	$—
BPR JV Pool A	162	77	(5)	—	—	80	—	41	—
Manhattan West	123	104	423	—	—	442	(15)	248	—
Ala Moana	78	38	(6)	—	—	34	—	17	8
Forest City	48	35	—	—	—	13	—	8	—
BPR JV Pool B	208	112	(7)	8	—	97	—	49	1
Fashion Show	32	13	(2)	—	—	17	—	8	3
BPR JV Pool C	52	23	(1)	—	—	28	—	14	6
BPR JV Pool D	—	—	—	26	—	26	—	12	2
BPR JV Pool E	49	15	(2)	—	—	32	—	11	3
The Grand Canal Shoppes	30	18	(1)	—	—	11	—	5	2
Grace Building	125	83	(34)	—	—	8	—	4	8
One Liberty Plaza	114	84	9	—	—	39	(10)	21	9
Southern Cross East	45	7	38	—	—	76	—	38	—
680 George Street	34	9	136	—	—	161	—	56	18
Brazil Retail	61	30	59	—	—	90	—	41	20
D.C. Fund	131	81	(45)	—	—	5	—	2	22
Miami Design District	24	24	(1)	—	—	(1)	—	—	—
The Mall in Columbia	19	9	(1)	—	—	9	—	5	—
Shops at Merrick Park	17	6	—	—	—	11	—	6	1
Other	1,290	897	696	(22)	—	1,067	(19)	409	143
	3,189	1,790	1,184	11	—	2,594	(36)	1,170	246
Associates
GGP(2)	1,536	1,221	(1,598)	271	—	(1,012)	(15)	(274)	214
CXTD	142	60	18	(3)	—	97	—	21	10
Diplomat	174	175	—	—	—	(1)	77	(1)	18
BPREP	60	(10)	1	—	—	71	—	9	4
Other	263	261	71	1	—	74	76	22	26
	2,175	1,707	(1,508)	269	—	(771)	138	(223)	272
Total	$5,364	$3,497	$(324)	$280	$—	$1,823	$102	$947	$518

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

(2)	Net income presented before allocation to non-controlling interests and preferred dividends.

	Year ended Dec. 31, 2017
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income of EAI(1)	Discon-tinued operations	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$581	$370	$(49)	$21	$—	$183	$5	$91	$—
Manhattan West	81	70	308	—	—	319	—	179	1
Grace Building	120	80	(23)	—	—	17	—	9	7
One Liberty Plaza	3	2	103	—	—	104	(7)	53	—
Southern Cross East	46	7	21	—	—	60	—	30	—
Brazil Retail	48	29	31	—	—	50	—	23	11
680 George Street	34	9	17	—	—	42	—	21	—
D.C. Fund	129	76	(54)	—	—	(1)	—	(1)	23
VAMF II(2)	154	116	117	4	—	159	—	59	—
Principal Place - Commercial(2)	28	61	132	—	—	99	—	49	—
Potsdamer Platz(2)	96	95	108	—	—	109	—	27	—
One New York Plaza(2)	121	78	(4)	—	—	39	7	6	1
Republic Plaza(2)	46	30	(33)	—	—	(17)	—	(9)	—
75 State Street(2)	49	30	6	—	—	25	—	6	2
245 Park Avenue(2)	54	31	(24)	—	—	(1)	—	—	10
Other	259	111	148	—	—	296	16	153	38
	1,849	1,195	804	25	—	1,483	21	696	93
Associates
GGP(3)(4)	2,405	1,207	(2,307)	518	—	(591)	12	179	240
CXTD	128	145	121	—	—	104	—	23	—
Diplomat	151	166	—	—	—	(15)	43	(14)	6
BPREP	40	27	31	71	—	115	—	12	3
Other	253	183	147	—	—	217	61	65	27
	2,977	1,728	(2,008)	589	—	(170)	116	265	276
Total	$4,826	$2,923	$(1,204)	$614	$—	$1,313	$137	$961	$369

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

(2)	In the current year ended December 31, 2018, these joint ventures are presented within Joint Ventures - Other as the carrying value are currently below $250 million.

(3)	Net income presented before allocation to non-controlling interests and preferred dividends.

(4)
As a result of the partnership’s exercise of GGP warrants, the additional shares that were acquired by the partnership were acquired at a discount to the net fair value of the proportionate interest in the underlying assets acquired and liabilities assumed. The partnership recognized a $442 million gain within the partnership’s share of net income.

	Year ended December 31, 2016
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Discon-tinued operations	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$646	$284	$(351)	$8	$—	$19	$(4)	$10	$—
Manhattan West	78	51	161	—	—	188	—	105	57
245 Park Avenue(2)	163	95	(146)	—	—	(78)	—	(39)	37
Grace Building	117	79	(24)	—	—	14	—	7	11
VAMF II(2)	430	310	123	—	—	243	—	96	—
Southern Cross East	42	11	3	—	—	34	—	17	—
Potsdamer Platz(2)	49	27	32	—	—	54	—	12	—
D.C. Fund	121	71	(9)	—	—	41	—	21	17
680 George Street	34	8	103	—	—	129	5	65	—
Republic Plaza(2)	46	30	(5)	—	—	11	—	6	—
One New York Plaza(2)	11	8	57	—	—	60	—	9	—
75 State Street(2)	47	30	26	—	—	43	—	17	—
Other	384	196	120	—	—	308	(2)	137	124
	2,168	1,200	90	8	—	1,066	(1)	463	246
Associates
GGP(3)	2,427	1,371	177	502	—	1,735	4	476	266
CXTD	114	122	195	—	—	187	—	41	—
Rouse	139	140	—	—	—	(1)	35	(2)	—
Diplomat	—	3	56	—	—	53	—	10	12
Other	520	489	104	—	—	135	—	31	—
	3,200	2,125	532	502	—	2,109	39	556	278
Total	$5,368	$3,325	$622	$510	$—	$3,175	$38	$1,019	$524

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

(2)	In the current year ended December 31, 2018, these joint ventures are presented within Joint Ventures - Other as the carrying values are all currently below $250 million.

(3)	Net income presented before allocation to non-controlling interests and preferred dividends.

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

NOTE 9. INVESTMENTS IN JOINT OPERATIONS
The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenues, and expenses of the properties in these consolidated financial statements:

		Place of incorporation and principal place of business	Ownership(1)
Name of property	Principal activity		Dec. 31, 2018	Dec. 31, 2017
Brookfield Place - Retail & Parking	Property	Toronto	56%	56%
Brookfield Place III	Development property	Toronto	54%	54%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(2)	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	25%	25%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Bankers West Parkade	Development property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
Place de Ville I	Property	Ottawa	25%	25%
Place de Ville II	Property	Ottawa	25%	25%
Jean Edmonds Towers(3)	Property	Ottawa	—%	25%
300 Queen Street	Development property	Ottawa	25%	25%
52 Goulburn Street	Property	Sydney	50%	50%
235 St Georges Terrace	Property	Perth	50%	50%
108 St Georges Terrace	Property	Perth	50%	50%
Southern Cross West(4)	Property	Melbourne	50%	50%
Shopping Patio Higienópolis	Property	São Paulo	25%	25%
Shopping Patio Higienópolis - Expansion	Development property	São Paulo	32%	32%
Shopping Patio Higienópolis - Co-Invest	Property	São Paulo	5%	5%
Shopping Patio Higienópolis Expansion - Co-Invest	Development property	São Paulo	6%	6%
G2-Infospace Gurgaon	Property	NCR-Delhi Region	72%	72%

(1)	Represents ownership in these properties before non-controlling interests in subsidiaries that hold these ownership interests.

(2)
First Canadian Place in Toronto is subject to a ground lease with respect to 50% of the land on which the property is situated. At the expiry of the ground lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the property.

(3)	The partnership sold its 25% interest in Jean Edmonds Tower in the fourth quarter of 2018.

(4)
The partnership exercises joint control over these assets through a participating loan agreement with Brookfield Asset Management that is convertible by the partnership at any time into a direct equity interest in the entities that have a direct co-ownership interest in the underlying assets.

NOTE 10. PARTICIPATING LOAN INTERESTS
Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are held at fair value through profit or loss (“FVTPL”) on the consolidated balance sheet. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield Asset Management, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)	Participation interest		Carrying value
Name of property	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Darling Park Complex, Sydney	30%	30%	$268	$251
IAG House, Sydney(1)	—%	50%	—	111
Jessie Street, Sydney(1)	—%	100%	—	155
Total participating loan interests			$268	$517

(1)
In the third quarter of 2018, the partnership amended its agreements to allow the partnership to acquire the trust that holds these underlying properties instead of acquiring the properties directly. This amendment resulted in a change of control, which results in the partnership consolidating the results of these entities.

For the year ended December 31, 2018, the partnership recognized interest income on the participating loan interests of $17 million (2017 - $27 million; 2016 - $32 million) and fair value gains of $36 million (2017 - $59 million; 2016 - $29 million).

NOTE 11. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets in the partnership’s LP Investments segment such as Center Parcs UK, Paradise Island Holdings Limited (“Atlantis”), a portfolio of extended-stay hotels in the U.S. and a hotel at IFC.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	5 to 50+
Land improvements	13 to 15
Furniture, fixtures and equipment	2 to 15

Hospitality properties are accounted for under the revaluation model with revaluation to fair value performed annually at December 31. Significant unobservable inputs (Level 3) in estimating hospitality property values under the revaluation method include estimates of replacement cost and estimates of remaining economic life.

Hospitality properties with a fair value of approximately $2.3 billion (December 31, 2017 - $2.4 billion) are situated on land held under leases or other agreements largely expiring after the year 2065.

The following table presents the change to the components of the partnership’s hospitality assets from the beginning of the year:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Cost:
Balance, beginning of year	$5,451	$5,417
Acquisitions through business combinations(1)	1,748	281
Additions	490	271
Disposals	(21)	(34)
Foreign currency translation	(207)	262
Reclassification to assets held for sale(2)	—	(746)
	7,461	5,451
Accumulated fair value changes:
Balance, beginning of year	756	659
Revaluation gains, net	293	55
Reclassification to assets held for sale(2)	—	42
	1,049	756
Accumulated depreciation:
Balance, beginning of year	(750)	(719)
Depreciation	(291)	(267)
Disposals	18	22
Foreign currency translation	19	(8)
Reclassification to assets held for sale(2)	—	222
	(1,004)	(750)
Total property, plant and equipment	$7,506	$5,457

(1)	In the first quarter of 2018, the partnership acquired the Extended-Stay Hotel portfolio. See Note 5, Business Acquisitions and Combinations, for more information.

(2)	In the fourth quarter of 2017, the Hard Rock Hotel and Casino was reclassified to assets held for sale, and was sold to a third party in the first quarter of 2018.

NOTE 12. GOODWILL
Goodwill of $1,109 million at December 31, 2018 (December 31, 2017 - $1,079 million) was primarily attributable to Center Parcs UK and IFC Seoul. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

NOTE 13. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs UK.

The trademark assets of Center Parcs UK had a carrying amount of $921 million as of December 31, 2018 (December 31, 2017 - $964 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

In addition, intangible assets include the trademark and licensing assets relating to Atlantis. At December 31, 2018, intangible assets of Atlantis had a carrying values of $207 million (December 31, 2017 - $209 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these intangible assets granted under perpetual licenses. The business model of Atlantis is not subject to technological obsolescence or commercial innovations in any material way.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Management contracts	40
Customer relationships	9 to 10
Other	3 to 7

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

The following table presents the components of the partnership’s intangible assets as of December 31, 2018 and December 31, 2017:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Cost	$1,273	$1,271
Accumulated amortization	(46)	(35)
Accumulated impairment losses	(48)	(48)
Balance, end of year	$1,179	$1,188

The following table presents a roll forward of the partnership’s intangible assets December 31, 2018 and December 31, 2017:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Balance, beginning of year	$1,188	$1,141
Acquisitions	67	17
Disposals	2	—
Amortization	(17)	(8)
Foreign currency translation	(58)	82
Reclassification to assets held for sale and other(1)	(3)	(44)
Balance, end of year	$1,179	$1,188

(1)
In the fourth quarter of 2017, the partnership reclassified the intangible assets of the Hard Rock Hotel and Casino, which had a carrying value of $45 million, to assets held for sale. The majority of these were sold to a third party in the first quarter of 2018, and the remainder in the third quarter of 2018.

NOTE 14. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Securities - FVTPL	$239	$174
Derivative assets	13	48
Securities - FVTOCI	260	150
Restricted cash	161	153
Inventory	435	216
Other	748	157
Total other non-current assets	$1,856	$898

Securities - FVTPL

Securities - FVTPL consists primarily of convertible preferred units of a U.S. hospitality company. The preferred units earn a cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership receives distributions payable in additional convertible preferred units of the U.S. hospitality operating company at 5.0% per annum compounding quarterly. The carrying value of these convertible preferred units was $175 million (December 31, 2017 - $147 million).

Securities - FVTOCI

Securities - FVTOCI represent the partnership’s equity interests in 1625 Eye Street in Washington, D.C. and Heritage Plaza in Houston, both property holding companies in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership continues to manage these properties on behalf of the acquirer but does not exercise significant influence over the relevant activities of the properties. Included in securities - FVTOCI are $104 million (December 31, 2017 - $103 million) of securities pledged as security for a loan payable to the issuer in the amount of $93 million (December 31, 2017 - $93 million) recognized in other non-current liabilities.

NOTE 15. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Derivative assets	$234	$37
Accounts receivable(1)	794	421
Restricted cash and deposits	631	237
Prepaid expenses	317	94
Other current assets	385	192
Total accounts receivable and other	$2,361	$981

(1)	See Note 37, Related Parties, for further discussion.

NOTE 16. ASSETS HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of December 31, 2018 and December 31, 2017:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Investment properties	$422	$853
Property, plant and equipment	—	475
Equity accounted investments	568	—
Accounts receivables and other assets	14	105
Assets held for sale	1,004	1,433
Debt obligations	153	1,107
Accounts payable and other liabilities	10	209
Liabilities associated with assets held for sale	$163	$1,316

The following table presents the change to the components of the assets held for sale from the beginning of the year:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Balance, beginning of year	$1,433	$147
Reclassification to/(from) assets held for sale, net	2,382	4,641
Disposals	(2,819)	(3,365)
Fair value adjustments	81	8
Foreign currency translation	(32)	7
Other	(41)	(5)
Assets held for sale	$1,004	$1,433

At December 31, 2017, assets held for sale included a 50% interest in Bay Adelaide Centre West and East Towers located in Toronto in the Core Office segment, the Hard Rock Hotel and Casino in Las Vegas and thirteen assets within the LP Investment portfolios, as the partnership intended to sell controlling interest in these properties to third parties in the next 12 months.

In the first quarter of 2018, the partnership sold 50% of its interest in Bay Adelaide Centre East and West Towers for approximately C$850 million ($660 million), the Hard Rock Hotel and Casino for approximately $510 million and eight assets within the LP Investments portfolios for approximately $144 million.

In the second quarter of 2018, the partnership reclassifed a portfolio of self-storage assets to assets held for sale. The portfolio sold in the third quarter of 2018 for approximately $1.3 billion.

At December 31, 2018, assets held for sale included ten office assets in the U.S., three office assets in Brazil, two triple-net lease assets in the U.S. and an equity accounted investment within the LP Investments portfolio, as the partnership intends to sell controlling interest in these assets to third parties in the next 12 months.

NOTE 17. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Dec. 31, 2018		Dec. 31, 2017
(US$ Millions)	Weighted- average rate	Debt balance	Weighted- average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	4.08%	$1,586	3.10%	$1,363
Brookfield Property Partners' corporate bonds	4.23%	586	—%	—
Brookfield Office Properties’ revolving facility	—%	—	2.60%	828
Brookfield Office Properties’ senior unsecured notes	—%	—	4.00%	119
Brookfield Canada Office Properties’ revolving facility	—%	—	2.89%	276
BPY BOPC LP credit facility	—%	—	2.85%	212
Brookfield Property REIT Inc. term debt	4.88%	4,726	—%	—
Brookfield Property REIT Inc. corporate facility	4.76%	387	—%	—
Brookfield Property REIT Inc.junior subordinated notes	3.97%	206	—%	—
Forest City Realty Trust Inc. term debt	6.38%	1,247	—%	—
Subsidiary borrowings	5.62%	495	4.40%	622

Secured debt obligations:
Funds subscription credit facilities(1)	3.85%	4,517	2.56%	436
Fixed rate	4.41%	25,545	4.59%	17,666
Variable rate	4.97%	25,131	4.59%	16,760
Deferred financing costs		(462)		(291)
Total debt obligations		$63,964		$37,991

Current		$5,874		$6,135
Non-current		57,937		30,749
Debt associated with assets held for sale		153		1,107
Total debt obligations		$63,964		$37,991

(1)	Funds subscription credit facilities are secured by co-investors’ capital commitments.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Dec. 31, 2018			Dec. 31, 2017
(US$ Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. dollars	$50,682	$	$50,682	$25,975	$	$25,975
British pounds	5,172		£4,053	4,290		£3,173
Canadian dollars	2,688	C$	3,666	3,132	C$	3,938
South Korean Won	1,617	₩	1,805,000	1,692	₩	1,805,000
Australian dollars	1,401	A$	1,988	1,554	A$	1,991
Indian Rupee	1,469	Rs	102,016	1,168	Rs	74,386
Brazilian reais	684	R$	2,651	471	R$	1,558
China Yuan	70	C¥	484	—	C¥	—
Euros	643		€561	—		€—
Deferred financing costs	(462)			(291)
Total debt obligations	$63,964			$37,991

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2017	Debt obligation issuance, net of repayments	Assumed from business combinations	Derecognized on loss of control of subsidiaries	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Dec. 31, 2018
Debt obligations	$37,991	9,868	18,316	(784)	114	(961)	(580)	$63,964

NOTE 18. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of December 31, 2018 and 2017:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2018	Dec. 31, 2017
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$562	$551
Series 2	24,000,000	6.50%	537	529
Series 3	24,000,000	6.75%	523	517
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares(1)	16,800,000	7.64%	420	750
Class C Junior Preferred Shares(2)	—	—%	—	500
BPO Class B Preferred Shares:
Series 1(3)	3,600,000	70% of bank prime	—	—
Series 2(3)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	924,390	5.25%	23	23
Series 2	699,165	5.75%	13	14
Series 3	909,994	5.00%	17	18
Series 4	940,486	5.20%	17	19
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	249	249
Rouse Series A Preferred Shares	5,600,000	5.00%	142	142
Forest City Enterprises L.P. (“Forest City”) Preferred Capital	1,111,004	2.00%	29	—
BSREP II Vintage Estate Partners LLC (“Vintage Estates”) Preferred Shares	10,000	5.00%	40	40
Capital Securities – Fund Subsidiaries			813	813
Total capital securities			$3,385	$4,165

Current			$520	$1,326
Non-current			2,865	2,839
Total capital securities			$3,385	$4,165

(1)	In the fourth quarter of 2018, $330 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

(2)	In the third quarter of 2018, $500 million of the Brookfield BPY Holdings Inc. Class C Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

(3)	Class B, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

The capital securities presented above represent interests in the partnership or its subsidiaries that are in legal form equity and are accounted for as liabilities in accordance with IAS 32, Financial Instruments: Presentation due to the redemption features of these instruments.

On December 4, 2014, the partnership issued $1,800 million of Preferred Equity Units to the Class A Preferred Unitholder. The Preferred Equity Units are exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $25.70 per unit and were issued in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. After three years for the seven-year tranche and four years for the ten- and twelve-year tranches, the partnership can effectively require the holder to exchange the Preferred Equity Units into LP Units as long as the LP Units are trading at or above 125%, 130% and 135%, respectively, of the exchange price. Upon maturity, the Preferred Equity Units that remain outstanding will be redeemed in exchange for LP Units valued at the 20-day, volume-weighted average trading price at such time. Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from the Class A Preferred Unitholder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity. the Class A Preferred Unitholder has the right to designate one member to the board of directors of the partnership. The Preferred Equity Units have been accounted for as a compound instrument comprised of (i) a financial liability representing the partnership’s obligations to redeem the Preferred Equity Units at maturity for a variable number of BPY Units and (ii) an equity instrument representing the Class A Preferred Unitholder’s right to convert the Preferred Equity Units to a fixed number of BPY Units. The cash proceeds received from issuing the Preferred Equity Units were allocated between capital securities ($1,535 million) and limited partners’ equity ($265 million). The allocation between capital securities and equity was based on first determining the liability component by discounting the cash flows associated with these securities at market interest rates. The equity component was then assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

The $420 million of Class B Junior redeemable preferred shares of one of the holding entities that are held by Brookfield Asset Management were issued as partial consideration for the business acquired from Brookfield Asset Management on formation of the partnership. The Class B preferred shares are entitled to receive a cumulative preferential dividend equal to 5.75% of their redemption value as and when declared by the Board of Directors of the holding entity until the fifth anniversary of their issuance. After the fifth anniversary of their issuance the Class B preferred shares will be entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes, which equals 7.64%. The holding entity may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield Asset Management will have a right of retraction following the fifth anniversary of the issuance of the Class B preferred shares. Pursuant to a retraction call right, the partnership may redeem up to an aggregate maximum of $375 million, Class B preferred shares for LP Units. The number of LP Units to be delivered is determined by dividing the amount of Class B preferred shares to be retracted by the greater of $2.00 and 95% of the 20-day volume-weighted average trading price of LP Units. The Class B preferred shares will be entitled to vote with the common shares of the holding entity and will have an aggregate of 1% of the votes to be cast in respect of the holding entity.

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

Capital securities includes $249 million at December 31, 2018 (December 31, 2017 - $249 million) of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders are entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025. The capital securities were issued to partially fund the acquisition of the Manufactured Housing portfolio during the first quarter of 2017.

Capital securities also includes $142 million at December 31, 2018 (December 31, 2017 - $142 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $40 million at December 31, 2018 (December 31, 2017 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

The Capital Securities - Fund Subsidiaries includes $775 million (December 31, 2017 - $775 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities - Fund Subsidiaries are measured at redemption amount.

Capital Securities - Fund Subsidiaries also includes $38 million at December 31, 2018 (December 31, 2017 - $38 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

			Non-cash changes on capital securities
(US$ Millions)	Dec. 31, 2017	Capital securities redeemed net of issued	Fair value changes	Foreign currency translation	Assumed from business combinations	Dec. 31, 2018
Capital securities	$4,165	$(905)	$26	$(4)	$103	$3,385

Capital securities includes $47 million (December 31, 2017 - $51 million) repayable in Canadian Dollars of C$64 million (December 31, 2017 - C$64 million).

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

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Deferred income tax assets:
Non-capital losses (Canada)	$41	$54
Capital losses (Canada)	34	54
Net operating losses (United States)	291	78
Non-capital losses (foreign)	94	70
Tax credit carryforwards	36	36
Deferred financing costs	—	5
Foreign currency	4	12
Other	16	33
	516	342
Deferred income tax (liabilities):
Properties	(2,894)	(3,086)
Investments in associates	—	(144)
	(2,894)	(3,230)
Net deferred tax (liability)	$(2,378)	$(2,888)

The changes in deferred tax balances are presented as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2017	Income	Equity	Acquisitions and Dispositions	OCI	Dec. 31, 2018
Deferred tax assets	$342	$(23)	$—	$208	$(11)	$516
Deferred tax (liabilities)	(3,230)	240	—	(32)	128	(2,894)
Net deferred tax (liability)	$(2,888)	$217	$—	$176	$117	$(2,378)

		Recognized in
(US$ Millions)	Dec. 31, 2016	Income	Equity	Acquisitions and Dispositions	OCI	Dec. 31, 2017
Deferred tax assets	$306	$(7)	$6	$14	$23	$342
Deferred tax (liabilities)	(2,761)	(13)	(117)	(175)	(164)	(3,230)
Net deferred tax (liability)	$(2,455)	$(20)	$(111)	$(161)	$(141)	$(2,888)

During 2018, the partnership and its subsidiaries acquired additional ownership in Brookfield Global Real Estate Special Opportunities Inc. causing the partnership to consolidate the investment. This resulted in the recognition of net deferred tax assets of $200 million. During 2018, the purchase price allocations for certain business combinations were completed and an additional $25 million of net deferred tax (liabilities) were recognized.

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

The Holding Entities and their Canadian subsidiaries have deferred tax assets of $41 million (December 31, 2017 - $54 million) related to non-capital losses that will begin to expire in 2032, and $34 million (December 31, 2017 - $54 million) related to capital losses that have no expiry. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $291 million (December 31, 2017 - $78 million) related to net operating losses that will begin to expire in 2027. The Holding Entities and their foreign subsidiaries, mainly in South Korea and India, have deferred tax assets of $94 million (December 31, 2017 - $70 million) related to non-capital losses which will begin to expire in 2020.

The gross deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized are as follows:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Unused tax losses - gross
Net operating losses (United States)	$74	$251
Net operating losses (foreign)	351	223
Unrecognized deductible temporary differences, unused tax losses, and unused tax credits	$425	$474

The Holding Entities, their U.S. subsidiaries, and foreign subsidiaries have gross deductible temporary differences, unused tax losses, and unused tax credits which have not been recognized of $425 million (December 31, 2017 - $474 million) related to net operating losses. Approximately $83 million of the foreign net operating losses will expire by 2028. The remaining foreign net operating losses have no expiry. The majority of the U.S. net operating losses will begin to expire in 2035.

The aggregate amount of gross temporary differences associated with investments and interests in joint arrangements in subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2018 is approximately $10 billion (December 31, 2017 - $8 billion).

The major components of income tax expense include the following:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Current income tax expense	$299	$172	$136
Deferred income tax expense	(218)	20	(711)
Income tax (benefit) expense	$81	$192	$(575)

The decrease in income tax expense for the year ended December 31, 2018 compared to the prior year primarily relates to the partnership recorded a significant deferred tax recovery as a result of the the acquisition of a controlling interest in GGP.

The increase in income tax expense for the year ended December 31, 2017 compared to the prior year primarily relates to the fact the partnership recorded a significant deferred tax recovery in 2016 as a result of the reorganizations, offset in part by a deferred tax recovery recorded in 2017 to reflect a change in the U.S. federal tax applicable to certain of the partnership’s U.S. subsidiaries.

Years ended Dec. 31,	2018	2017	2016
Statutory income tax rate	26%	26%	26%
Increase (decrease) in rate resulting from:
International operations subject to different tax rates	(10)%	(5)%	1%
Non-controlling interests in income of flow-through entities	(11)%	(12)%	(9)%
Change in tax rates applicable to temporary differences in other jurisdictions	(5)%	(5)%	(46)%
Other	2%	3%	1%
Effective income tax rate	2%	7%	(27)%

As the partnership is not subject to tax, the analyses used the applicable Canadian blended Federal and Provincial tax rate as the statutory income tax rate.

NOTE 20. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Accounts payable and accrued liabilities	$1,770	$540
Derivative liability	159	160
Provisions	352	216
Loans and notes payables	5	—
Deferred revenue	8	2
Total other non-current liabilities	$2,294	$918

NOTE 21. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Accounts payable and accrued liabilities	$2,466	$1,636
Loans and notes payables	779	769
Derivative liabilities	181	399
Deferred revenue	302	242
Other liabilities	21	6
Total accounts payable and other liabilities	$3,749	$3,052

Loans and notes payables includes $733 million at December 31, 2018 (December 31, 2017 - $633 million) of on-demand deposits and promissory notes from Brookfield Asset Management to the partnership. See Note 37, Related Parties, for further information.

NOTE 22. EQUITY
The partnership’s capital structure is comprised of six classes of partnership units: GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

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

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	GP Units			LP Units
(Thousands of units), Years ended Dec. 31,	2018	2017	2016	2018	2017	2016
Outstanding, beginning of year	139	139	139	254,989	260,222	261,486
Issued LP Units(1)	—	—	—	109,702	—	—
Exchange LP Units exchanged	—	—	—	7,770	285	1,016
BPR Units exchanged	—	—	—	56,166	—	—
Distribution reinvestment program	—	—	—	175	181	205
Issued under unit-based compensation plan	—	—	—	57	215	278
Repurchases of LP Units	—	—	—	(4,661)	(5,914)	(2,763)
Outstanding, end of year	139	139	139	424,198	254,989	260,222

(1)	Includes 21,277 thousand LP Units issued to Brookfield Asset Management in connection with the redemption of Class C Junior Preferred Shares. See Note 18, Capital Securities.

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at December 31, 2018, 2017 and 2016.

Special limited partnership units
Brookfield Property Special L.P. (“Special L.P.”) is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at December 31, 2018, 2017 and 2016.

c)	Limited partnership units of Brookfield Office Properties Exchange LP
The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing June 9, 2021, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Exchange LP Units
(Thousands of units)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Outstanding, beginning of year	11,078	11,363	12,379
Exchange LP Units exchanged (1)	(7,770)	(285)	(1,016)
Outstanding, end of year	3,308	11,078	11,363

(1)
Exchange LP Units issued for the acquisition of incremental BPO common shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d) Class A shares of Brookfield Property REIT Inc.
As detailed in Note 4, Acquisition of GGP Inc., BPR Units were issued to former GGP common shareholders who elected to receive as consideration. Each BPR Unit is structured to provide an economic return equivalent to an LP Unit. The holder of a BPR Unit has the right, at any time, to request the share be redeemed for cash equivalent to the value of an LP Unit. In the event the holder of a BPR Unit exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with an LP Unit rather than cash. As a result, BPR Units participate in earnings and distribution on a per unit basis equivalent to the per unit participation of LP Units. The partnership presents BPR Units as a component of non-controlling interest.

The following table presents changes to the BPR Units from the beginning of the year:

	Class A shares of Brookfield Property REIT Inc.
(Thousands of units)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Outstanding, beginning of period	—	—	—
Issued on August 28, 2018 for the acquisition of GGP	162,324	—	—
BPR Units exchanged	(56,166)	—	—
Forfeitures	(68)	—	—
Outstanding, end of period	106,090	—	—

e) Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2018	2017	2016
Limited partners	$410	$301	$293
Holders of:
Redeemable/exchangeable partnership units	545	510	485
Special LP Units	6	6	5
Exchange LP Units	9	13	13
BPR Units	89	—	—
Total distributions	$1,059	$830	$796
Per unit(1)	$1.26	$1.18	$1.12

(1)	Per unit outstanding on the record date for each.

f) Earnings per Unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Net income attributable to limited partners	$764	$136	$660
Income reallocation related to mandatorily convertible preferred shares	98	22	101
Net income attributable to limited partners - basic	862	158	761
Dilutive effect of conversion of preferred shares and options(1)	35	—	61
Net income attributable to limited partners - diluted	$897	$158	$822

(Millions of units/shares)
Weighted average number of LP Units outstanding	307.7	256.0	261.5
Mandatorily convertible preferred shares	70.0	70.0	70.0
Weighted average number of LP Units outstanding - basic	377.7	326.0	331.5
Dilutive effect of conversion of preferred shares and options(1)	18.5	1.2	34.8
Weighted average number of LP Units outstanding - diluted	396.2	327.2	366.3

(1)	The effect of the conversion of preferred shares is anti-dilutive for the year ended December 31, 2017.

NOTE 23. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$12,740	$14,500
Exchange LP Units(1)	96	285
BPR Units(1)	3,091	—
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	16	15
Preferred equity of subsidiaries	2,830	2,493
Non-controlling interests in subsidiaries and properties	15,610	10,430
Total interests of others in operating subsidiaries and properties	18,456	12,938
Total non-controlling interests	$34,383	$27,723

(1)
Each unit within these non-controlling interests has economic terms substantially equivalent to those of an LP unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP unit. The proportion of interests held by holders of the Redeemable/Exchangeable Units and Exchange LP Units change as a result of the issuance of the LP Units and BPR Units. Consequently, the partnership adjusted the relative carrying amounts of the interests held by Limited Partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the carrying amounts was attributed to current LP Units as ownership changes in the Statement of Changes in Equity.

NOTE 24. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Base rent(1)	$3,443	$3,797	$3,184
Straight-line rent	116	124	154
Lease termination	55	18	15
Other lease income(1)(2)	623	—	—
Other revenue from tenants(1)(3)	806	—	—
Other(1)	—	253	271
Total commercial property revenue	$5,043	$4,192	$3,624

(1)
The partnership adopted IFRS 15 in 2018 using the modified retrospective method. The comparative information has not been restated and is reported under the accounting standards effective for those periods.

(2)	Other lease income includes parking revenue and recovery of property tax and insurance expense from tenants.

(3)	Consists of recovery of certain operating expenses and other revenue from tenants which are accounted for in accordance with IFRS 15.

The partnership leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend. Minimum rental commitments under non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Less than 1 year	$3,282	$2,285
1-5 years	11,679	8,472
More than 5 years	11,856	11,667
Total	$26,817	$22,424

NOTE 25. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

(US$ Millions)	2018	2017	2016
Room, food and beverage(1)	$1,373	$1,648	$1,561
Gaming, and other leisure activities(1)	424	—	—
Other hospitality revenue(1)	116	—	—
Total hospitality revenue	$1,913	$1,648	$1,561

(1)
The partnership adopted IFRS 15 in 2018 using the modified retrospective method. The comparative information has not been restated and is reported under the accounting standards effective for those periods.

NOTE 26. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Investment income	$68	$170	$—
Fee revenue	131	61	51
Dividend income	10	18	12
Interest income and other	57	19	72
Participating loan interests	17	27	32
Total investment and other revenue	$283	$295	$167

NOTE 27. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Property maintenance	$773	$709	$694
Real estate taxes	528	472	436
Employee compensation and benefits	196	148	141
Ground rents	59	56	43
Other	295	232	80
Total direct commercial property expense	$1,851	$1,617	$1,394

Ground rents are payments under operating leases for land on which certain of the partnership’s operating properties are situated. The partnership does not have an option to purchase the leased land at the expiry of the lease periods. Future operating and finance lease obligations are as follows:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Less than 1 year	$104	$34
1-5 years	401	120
More than 5 years	5,631	1,708
Total	$6,136	$1,862

NOTE 28. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Employee compensation and benefits	$318	$287	$283
Cost of food, beverage, and retail goods sold	273	243	238
Maintenance and utilities	175	127	102
Marketing and advertising	75	55	57
Other	395	367	356
Total direct hospitality expense	$1,236	$1,079	$1,036

NOTE 29. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Depreciation and amortization of real estate assets	$264	$244	$212
Depreciation and amortization of non-real estate assets	44	31	28
Total depreciation and amortization	$308	$275	$240

NOTE 30. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Transaction costs	$413	$72	$80
Employee compensation and benefits	247	199	171
Management fees	144	168	175
Other	228	175	143
Total general and administrative expense	$1,032	$614	$569

NOTE 31. FAIR VALUE GAINS, NET
The components of fair value gains, net, are as follows:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Commercial properties	$784	$347	$290
Commercial developments	462	202	251
Financial instruments and other	1,220	705	151
Total fair value gains, net	$2,466	$1,254	$692

NOTE 32. UNIT-BASED COMPENSATION
The partnership grants options to certain employees under its amended and restated BPY Unit Option Plan (“BPY Plan”). Pursuant to the BPY Plan, options may be settled for the in-the-money amount of the option in LP Units upon exercise. Consequently, options granted to employees under the BPY Plan are accounted for as an equity-based compensation agreement.

During the year ended December 31, 2018, the partnership incurred $12 million (2017 - $14 million; 2016 - $19 million) of expense in connection with its unit-based compensation plans.

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

The partnership estimated the fair value of the BPY Awards granted during the years ended December 31, 2018, 2017 and 2016 using the Black-Scholes valuation model. The following assumptions were utilized:

	Unit of measurement	Years ended Dec. 31,
		2018	2017	2016
Exercise price	US$	22.50	22.92	19.51
Average term to exercise	In years	7.50	7.50	7.50
Unit price volatility	%	23%	25%	30%
Liquidity discount	%	25%	25%	25%
Weighted average of expected annual dividend yield	%	6.50%	6.50%	6.50%
Risk-free rate	%	2.82%	2.37%	1.57%
Weighted average fair value per option	US$	0.74	1.60	1.45

i.	Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018		2017		2016
Years ended Dec. 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	13,801,795	$20.54	16,338,511	$20.49	17,349,629	$20.53
Granted	800,000	22.50	93,750	22.92	3,020,931	19.51
Exercised	(36,806)	17.71	(1,194,569)	18.97	(1,180,060)	17.98
Expired/forfeited	(291,625)	22.18	(1,435,897)	21.51	(2,851,989)	19.69
Reclassified(1)	(437,151)	22.48	—	—	—	—
Outstanding, end of year	13,836,213	$20.56	13,801,795	$20.54	16,338,511	$20.49
Exercisable, end of year	9,628,246	$20.26	7,352,112	$20.22	5,501,679	$19.90

(1)	Relates to the reclassification of equity-settled options for employees in Brazil to cash-settled options subsequent to the amendment of the BPY Plan, which was amended on February 7, 2018.

The following table sets out details of options issued and outstanding at December 31, 2018, 2017 and 2016 under the equity-settled BPY Awards by expiry date:

	Dec. 31, 2018		Dec. 31, 2017		Dec. 31, 2016
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	226,800	13.07	226,800	13.07	254,600	13.07
2021	246,400	17.44	246,400	17.44	316,100	17.44
2022	508,300	18.07	517,300	18.07	724,700	18.03
2023	656,220	16.80	675,420	16.80	948,980	16.80
2024	7,878,998	20.59	7,946,313	20.59	9,071,225	20.59
2025	1,376,295	25.18	1,730,210	25.18	2,153,923	25.18
2026	2,049,450	19.51	2,365,602	19.51	2,868,983	19.51
2027	93,750	22.92	93,750	22.92	—	—
2028	800,000	22.50	—	—	—	—
Total	13,836,213	$20.56	13,801,795	$20.54	16,338,511	$20.49

ii.	Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018		2017		2016
Years ended Dec. 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	7,144,871	$20.30	7,377,042	$20.28	$6,904,986	$20.37
Granted	—	—	—	—	846,912	19.51
Exercised	(3,770)	19.51	(213,106)	19.12	(148,076)	18.55
Expired/forfeited	(246,836)	21.87	(19,065)	24.42	(226,780)	21.32
Reclassified(1)	437,151	22.48	—	—	—	—
Outstanding, end of year	7,331,416	$20.38	7,144,871	$20.30	7,377,042	$20.28
Exercisable, end of year	5,627,610	$20.17	3,973,290	$19.93	2,772,207	$19.75

(1)	Relates to the reclassification of equity-settled options for employees in Brazil to cash-settled options subsequent to the amendment of the BPY Plan, which was amended on February 7, 2018.

The following table sets out details of options issued and outstanding at December 31, 2018, 2017 and 2016 under the cash-settled BPY Awards by expiry date:

	Dec. 31, 2018		Dec. 31, 2017		Dec. 31, 2016
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	69,000	13.07	69,000	13.07	78,000	13.07
2021	172,800	17.44	172,800	17.44	186,800	17.44
2022	515,800	18.09	515,800	18.09	545,800	18.08
2023	519,000	16.80	519,000	16.80	549,000	16.80
2024	4,278,663	20.59	4,330,286	20.59	4,459,230	20.59
2025	831,834	25.18	695,376	25.18	711,300	25.18
2026	944,319	19.51	842,609	19.51	846,912	19.51
Total	7,331,416	$20.38	7,144,871	$20.30	7,377,042	$20.28

b)	Restricted BPY LP Unit Plan
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

As of December 31, 2018, the total number of Restricted Units outstanding was 150,835 (December 31, 2017 - 440,527) with a weighted average exercise price of $20.97 (December 31, 2017 - $21.08).

c)	Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the Nasdaq.

As of December 31, 2018, the total number of Canadian Restricted Units outstanding was 21,624 (December 31, 2017 - 21,624) with a weighted average exercise price of C$22.88 (December 31, 2017 - C$22.88).

d)	Deferred Share Unit Plan
In addition, BPO has a deferred share unit plan, the terms of which were amended to substitute LP Units for BPO common shares subject to such deferred shares. At December 31, 2018, BPO had 1,458,667 deferred share units (December 31, 2017 - 1,363,938) outstanding and vested.

e) GGP LTIP Plans
In connection with the GGP acquisition, the partnership issued Brookfield Property Partners BPY Unit Option Plan (GGP) (“GGP Option”) and Appreciation Only LTIP Units of GGP Operating Partnership, LP (“GGP AO LTIP”) awards to certain GGP employees.  Each GGP Option will vest within ten years following the original grant date and is redeemable for LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date exceeds the exercise price of the BPY Option. Each GGP AO LTIP will vest within ten years of its original grant date and is redeemable for LP Units or a cash payment subject to a conversion adjustment.

As of December 31, 2018, the total number of GGP Options outstanding was 1,011,523 (December 31, 2017 - nil) with a weighted average exercise price of $19.71 (December 31, 2017 - nil).

As of December 31, 2018, the total number of GGP AO LTIP outstanding was 1,387,289 (December 31, 2017 - nil) with a weighted average exercise price of $22.51 (December 31, 2017 - nil).

NOTE 33. OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive (loss) income consists of the following:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	$(1,193)	$1,111	$(990)
Reclassification of realized foreign currency translation gains to net income on disposition of foreign operations	19	118	—
(Losses) gains on hedges of net investments in foreign operations, net of income tax expense (benefit) of $10 million (2017 - ($18) million; 2016 - $19 million)	386	(530)	678
Reclassification of hedges of net investment in foreign operations (losses) to net income on disposition of foreign operations	—	(45)	—
	(788)	654	(312)
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income tax expense (benefit) of $25 million (2017 - $18 million; 2016 - $(23) million)	34	77	(36)
	34	77	(36)
Available-for-sale securities
Net change in unrealized (losses) gains on available-for-sale securities, net of income tax of nil (2017 - nil; 2016 - nil)	—	(5)	5
	—	(5)	5
Equity accounted investments
Share of unrealized foreign currency translations (losses) gains in respect of foreign operations	(9)	5	4
Share of gains (losses) on derivatives designated as cash flow hedges, net of income tax expense (benefit) of nil (2017 - $1 million; 2016 – $3 million)	1	—	(10)
Share of unrealized gains (losses) on available-for-sale securities, net of income tax of nil (2017 - nil; 2016 - nil)	—	6	—
	(8)	11	(6)
Items that will not be reclassified to net income:
Unrealized gains (losses) on securities - FVTOCI, net of income tax benefit of $2 million (2017 - nil; 2016 - nil)	(2)	—	—
Share of revaluation surplus on equity accounted investments, net of income tax expense (benefit) of ($5) million (2017 - nil, 2016 -$27 million)	92	58	13
Net remeasurement gains (losses) on defined benefit plan, net of income tax expense of nil (2017 – nil; 2016 – nil)	2	(1)	—
Revaluation surplus, net of income tax expense of $1 million (2017 –$1 million; 2016 – nil)	254	86	90
	346	143	103
Total other comprehensive (loss) income	$(416)	$880	$(246)

NOTE 34. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
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

At December 31, 2018, the partnership had commitments totaling approximately $645 million for the development of Manhattan West in Midtown New York, Greenpoint Landing in Brooklyn, Studio Plaza in Dallas, Camarillo in California and 655 New York Avenue in Washington, D.C. as well as the redevelopment of One Allen Center, Two Allen Center, and Three Allen Center in Houston, approximately £106 million ($79 million) for the development of 100 Bishopsgate, and approximately AED450 million ($122 million) for the development of ICD Brookfield Place in Dubai.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion first BSREP fund (“BSREP I”), a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of December 31, 2018, there remained approximately $170 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund (“BSREP II”) to which the partnership had committed $2.3 billion as lead investor. As of December 31, 2018, there remained approximately $700 million of uncontributed capital commitments.

In November 2017, Brookfield Asset Management announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million as lead investor. As of December 31, 2018, there remained approximately $260 million of uncontributed capital commitments.

In September 2018, Brookfield Asset Management announced the final close of the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund (“VAMF”) to which the partnership had committed $300 million. As of December 31, 2018, there remained approximately $225 million of uncontributed capital commitments.

In January 2019, Brookfield Asset Management announced the final close on the $15.0 billion third BSREP fund (“BSREP III”) to which the partnership has committed $1.0 billion.

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

NOTE 35. LIQUIDITY AND CAPITAL MANAGEMENT
The capital of the partnership’s business consists of debt obligations, capital securities, preferred stock and equity. The partnership’s objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support its operations and reducing its weighted average cost of capital to improve its return on equity. As at December 31, 2018, capital totaled $114 billion (December 31, 2017 - $76 billion).

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

The partnership’s principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Investing activities which could include:

◦	Fulfilling the partnership’s capital commitments to various funds;

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future development; and

◦	Repurchase of the partnership’s units.

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

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2018. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership.

The partnership’s strategy is to satisfy its liquidity needs in respect of the partnership using the partnership’s cash on hand, cash flows generated from operating activities and provided by financing activities, as well as proceeds from asset sales, primarily held in the LP Investments segment. The operating subsidiaries of the partnership also generate liquidity by accessing capital markets on an opportunistic basis.

The partnership’s principal liquidity needs for periods beyond the next year are for scheduled debt maturities, distributions, recurring and non-recurring capital expenditures, development costs, potential property acquisitions and the partnership’s capital commitments to various funds. The partnership plans to meet these needs with one or more of: cash flows from operations; construction loans; creation of new funds; proceeds from sales of assets; proceeds from sale of non-controlling interests in subsidiaries and properties; and credit facilities and refinancing opportunities.

The table below presents the partnership’s contractual obligations as of December 31, 2018:

(US$ Millions)		Payments due by period
Dec. 31, 2018	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations	$63,811	$5,874	$11,653	$15,109	$5,410	$6,922	$18,843
Capital securities	3,385	100	814	603	141	421	1,306
Lease obligations	6,136	104	103	103	98	97	5,631
Commitments(1)	656	599	47	9	1	—	—

Interest expense(2):
Long term debt	11,622	2,545	2,338	1,804	1,433	1,122	2,380
Capital securities	1,022	183	183	188	144	115	209
Interest rate swaps	4	2	2	—	—	—	—

(1)	Primarily consists of construction commitments on commercial developments.

(2)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 36. FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities
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

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2018 and 2017:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2018	Interest rate caps of US$ LIBOR debt	$8,180	2.3% - 6.0%	Jan. 2019 - Sep. 2023	$2
	Interest rate swaps of US$ LIBOR debt	1,731	1.6% - 2.8%	Feb. 2020 - May 2024	(2)
	Interest rate caps of £ LIBOR debt	486	2.0%	Apr. 2020 - Jan. 2021	—
	Interest rate swaps of £ LIBOR debt	67	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	115	1.0% - 1.3%	Apr. 2020 - Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	176	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of C$ LIBOR debt	56	4.6%	Sep. 2023	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(114)
Dec. 31, 2017	Interest rate caps of US$ LIBOR debt	$1,958	2.3% - 3.5%	May 2018 - Oct. 2020	$1
	Interest rate swaps of US$ LIBOR debt	1,692	0.7% - 2.2%	Jun. 2018 - Mar. 2022	19
	Interest rate caps of £ LIBOR debt	452	1.3%	Dec. 2019	—
	Interest rate swaps of £ LIBOR debt	71	1.5%	Apr. 2020	1
	Interest rate swaps of C$ LIBOR debt	50	3.7% - 4.3%	Nov. 2021	1
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2029	(13)

For the year ended December 31, 2018, the partnership also has fair value hedges of variability in interest rate, total rate of return swaps (“TROR”) on various tax-exempt fixed-rate borrowings. The TROR convert borrowings from a fixed rate to a variable rate, generally equivalent to the Securities Industry and Financial Markets Association (SIFMA) rate plus a spread.

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2018	Fair value hedge on fixed rate US$ debt	$636	4.0% - 8.0%	Dec. 2019 - Apr. 2024	$(3)

For the year ended December 31, 2018, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities totaled $37 million (December 31, 2017 - $14 million).

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2018 and 2017:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2018	Net investment hedges		€649	€0.78/$ - €0.88/$	Jan. 2019 - May 2020	13
	Net investment hedges		£3,175	£0.70/$ - £0.79/$	Feb. 2019 - Mar. 2020	104
	Net investment hedges	A$	1,038	A$1.28/$ - A$1.42/$	Jan. 2019 - Mar. 2020	20
	Net investment hedges	C¥	2,672	C¥6.35/$ - C¥6.91/$	Jan. 2019 - Nov. 2019	6
	Net investment hedges	C$	118	C$1.29/$ - C$1.34/$	Oct. 2019 - Nov 2019	4
	Net investment hedges	R$	158	R$3.90/$ - R$4.24/$	Jan. 2019 - Jun. 2019	(9)
	Net investment hedges	₩	618,589	₩1,087.00/$ - ₩1,130.90/$	Jan. 2019 - Nov. 2019	1
	Net investment hedges	Rs	31,422	Rs67.44/$ - Rs70.39/$	Feb. 2019 - May 2019	3
	Net investment hedges		£77	£0.88/€ - £0.92/€	Jan. 2019 - Feb. 2020	(1)
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(31)
Dec. 31, 2017	Net investment hedges		€191	€0.83/$ - €0.92/$	Jan. 2018 - Dec. 2018	$(7)
	Net investment hedges		£2,923	£0.73/$ - £0.81/$	Jan. 2018 - Jan. 2019	(237)
	Net investment hedges	A$	768	A$1.26/$ - A$1.38/$	Jan. 2018 - Feb. 2019	(21)
	Net investment hedges	C¥	1,165	C¥6.71/$ - C¥7.09/$	Jan. 2018 - Dec. 2018	(7)
	Net investment hedges	C$	127	C$1.25/$ - C$1.26/$	Oct. 2018 - Dec. 2018	—
	Cash flow hedges	C$	150	C$1.27/$	Apr. 2018	1
	Net investment hedges	₩	616,289	₩1,084.95/$ - ₩1,127.75/$	Aug. 2018 - Jan. 2019	(26)
	Cash flow hedges	Rs	771	Rs65.24/$	Mar. 2018	—

For the years ended December 31, 2018 and 2017, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of December 31, 2018 and 2017:

(US$ millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2018	Interest rate caps	$9,750	3.0% - 7.0%	Mar. 2019 - Jan. 2022	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	2.3% - 6.1%	Jun. 2019 - Nov. 2030	(67)
	Interest rate swaps of US$ debt	835	2.4% - 5.8%	Jul. 2019 - Oct. 2039	(14)
	Interest rate swaps on fixed rate debt	180	4.5% - 7.3%	Feb. 2019 - Jul. 2023	2
Dec. 31, 2017	Interest rate caps	$5,351	2.5% - 5.8%	Jan. 2018 - Oct. 2020	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	1.9% - 6.0%	Jun. 2028 - Dec. 2029	(194)
	Interest rate swaps of US$ LIBOR debt	1,050	1.4% - 1.6%	Sep. 2018 - Nov. 2020	10
	Interest rate swaptions	560	1.0%	Jun. 2018 - Nov. 2018	—

The partnership recognized fair value gains (losses), net of approximately $29 million (December 31, 2017 - losses of $29 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

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

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the consolidated financial statements:

		Dec. 31, 2018		Dec. 31, 2017
		Under IFRS 9		Under IAS 39
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	FVTPL	$268	$268	$517	$517
Loans and notes receivable	Amortized cost	1,055	1,055	185	185
Other non-current assets
Securities - FVTPL	FVTPL	239	239	174	174
Derivative assets	FVTPL	13	13	48	48
Securities - FVTOCI	FVTOCI	260	260	150	150
Restricted cash	Amortized cost	161	161	153	153
Current assets
Derivative assets	FVTPL	234	234	37	37
Accounts receivable(1)	Amortized cost	808	808	536	536
Restricted cash	Amortized cost	631	631	237	237
Cash and cash equivalents	Amortized cost	3,288	3,288	1,491	1,491
Total financial assets		$6,957	$6,957	$3,528	$3,528
Financial liabilities
Debt obligations(2)	Amortized cost	$63,964	$64,561	$37,991	$38,726
Capital securities	Amortized cost	2,572	2,578	3,352	3,358
Capital securities - fund subsidiaries	FVTPL	813	813	813	813
Other non-current liabilities
Loan payable	FVTPL	24	24	23	23
Accounts payable	Amortized cost	1,770	1,770	517	517
Derivative liabilities	FVTPL	159	159	160	160
Accounts payable and other liabilities
Accounts payable and other(3)	Amortized cost	$3,255	$3,255	$2,614	$2,614
Derivative liabilities	FVTPL	$181	$181	$399	$399
Total financial liabilities		$72,738	$73,341	$45,869	$46,610

(1)
Includes other receivables associated with assets classified as held for sale on the consolidated balance sheets in the amounts of $14 million and $105 million as of December 31, 2018 and December 31, 2017, respectively.

(2)
Includes debt obligations associated with assets classified as held for sale on the consolidated balance sheets in the amount of $153 million and $1,107 million as of December 31, 2018 and December 31, 2017, respectively.

(3)
Includes accounts payable and other liabilities associated with assets classified as held for sale on the consolidated balance sheets in the amount of $10 million and $209 million as of December 31, 2018 and December 31, 2017, respectively.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2018				Dec. 31, 2017
	Under IFRS 9				Under IAS 39
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests	—	—	268	268	$—	$—	$209	$209
Securities designated as FVTPL	—	—	239	239	—	—	174	174
Securities designated as FVTOCI	—	—	260	260	—	—	150	150
Derivative assets	—	247	—	247	—	85	—	85
Total financial assets	—	247	767	1,014	$—	$85	$533	$618

Financial liabilities
Capital securities - fund subsidiaries	—	—	813	813	$—	$—	$813	$813
Derivative liabilities	—	340	—	340	—	559	—	559
Loan payable	—	—	24	24	—	—	23	23
Total financial liabilities	—	340	837	1,177	$—	$559	$836	$1,395

There were no transfers between levels during the years ended December 31, 2018 and 2017. The following table presents the valuation techniques and inputs of the partnership’s Level 2 assets and liabilities:

Type of asset/liability	Valuation technique
Foreign currency forward contracts	Discounted cash flow model - forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at a credit adjusted rate
Interest rate contracts	Discounted cash flow model - forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

The table below presents the valuation techniques and inputs of Level 3 assets:

Type of asset/liability	Valuation techniques	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Participating loan interests	Discounted cash flow model	(a) Discount rate (b) Terminal capitalization rate	(a) Decreases (increases) in the discount rate would increase (decrease) fair value (b) Increases (decreases) in the terminal capitalization rate would (decrease) increase fair value
Securities - FVTPL/FVTOCI	Net asset valuation	(a) Forward exchange rates (from observable forward exchange rates at the end of the reporting period) (b) Discount rate	(a) Increases (decreases) in the forward exchange rate would increase (decrease) fair value (b) Decreases (increases) in the discount rate would increase (decrease) fair value

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of December 31, 2018 and 2017:

	Dec. 31, 2018		Dec. 31, 2017
	Under IFRS 9		Under IAS 39
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	835	836	$1,605	$821
Additions	201	—	144	49
Dispositions/ Warrant exercise(1)	(7)	(2)	(986)	(4)
Fair value gains, net and OCI	(14)	4	(216)	(30)
Other	(248)	—	(14)	—
Balance, end of year	767	838	$533	$836

(1)	In the fourth quarter of 2017, the partnership exercised all of its outstanding warrants of GGP. See Note 8, Equity Accounted Investments, for more information.

c)	Market Risk
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

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Variable rate property debt	$382	$195
Fixed rate property debt due within one year	5	7
Total	$387	$202

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

Foreign currency risk
The partnership is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the partnership is exposed to foreign currency risk on the net assets of its foreign currency denominated operations. The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	Dec. 31, 2018
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	58	$(4)	$—
Australian Dollar	A$	2,977	(210)	—
British Pound		£3,965	(506)	—
Euro		€505	(58)	—
Brazilian Real	R$	2,823	(73)	—
Indian Rupee	Rs	25,022	(36)	—
Hong Kong Dollar	HK$	(75)	1	—
Chinese Yuan	C¥	1,593	(23)	—
South Korean Won	₩	245,507	(22)	—
United Arab Emirates Dirham	AED	451	(12)	—
Total			$(943)	$—

(1)	As of December 31, 2018, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(2)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2017
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	4	$—	$—
Australian Dollar	A$	2,679	(209)	—
British Pound		£3,719	(503)	—
Euro		€213	(26)	—
Brazilian Real	R$	2,591	(78)	—
Indian Rupee	Rs	15,904	(25)	—
Hong Kong Dollar	HK$	(75)	1	—
Chinese Yuan	C¥	1,207	(19)	—
South Korean Won	₩	232,345	$(22)	$—
United Arab Emirates Dirham	AED	$451	$(12)	$—
Total			$(893)	$—

(1)	As of December 31, 2017, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(1)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2016
(Millions)	Equity attributable to Unitholders(1)		OCI	Net income
Canadian Dollar(2)	C$	(329)	$25	$—
Australian Dollar	A$	2,344	(169)	—
British Pound		£3,749	(463)	—
Euro		€326	(34)	—
Brazilian Real	R$	1,941	(60)	—
Indian Rupee	Rs	10,436	(15)	—
Hong Kong Dollar	HK$	(77)	1	—
Chinese Yuan	C¥	1,001	(16)	—
South Korean Won	₩	147,052	(12)	—
Total			$(743)	$—

(1)	As of December 31, 2016, Unitholders are defined as holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, and Exchange LP Units.

(1)	Net of Canadian Dollar denominated loans.

d)	Credit risk
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

NOTE 37. RELATED PARTIES
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

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million, plus annual inflation adjustments. The calculation of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments, to maintain a fee level in aggregate that would be the same as prior to the amendment. In connection with the GGP acquisition, the Master Services Agreement was amended so that the base management fee took into account any management fee payable by BPR under its master services agreement with Brookfield Asset Management and certain of its subsidiaries.

The base management fee for the year ended December 31, 2018 was $83 million (2017 - $104 million, 2016 - $104 million). The equity enhancement distribution for the year ended December 31, 2018 was $1 million (2017 - $26 million, 2016 - $25 million).

In connection with the issuance of Preferred Equity Units to the Class A Preferred Unitholder in 2014, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from the Class A Preferred Unitholder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017
Balances outstanding with related parties:
Participating loan interests	$268	$517
Net (payables)/receivables within equity accounted investments	(26)	(49)
Loans and notes receivable(1)	54	96
Receivables and other assets	50	11
Deposit and promissory note from Brookfield Asset Management	(733)	(633)
Property-specific obligations	(231)	(415)
Loans and notes payable and other liabilities	(50)	(156)
Capital securities held by Brookfield Asset Management(2)	(420)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At December 31, 2018, includes $54 million (December 31, 2017 - $96 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(2)
$500 million of the Brookfield BPY Holdings Inc. Class C Junior Preferred shares and $330 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred shares, were redeemed in the third and fourth quarters of 2018, respectively.

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
Transactions with related parties:
Commercial property revenue(1)	$22	$19	$20
Management fee income	5	6	5
Participating loan interests (including fair value gains, net)	53	86	61
Interest expense on debt obligations	44	29	28
Interest on capital securities held by Brookfield Asset Management	64	83	76
General and administrative expense (2)	192	204	212
Construction costs(3)	397	295	266

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)
Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s investments in Brookfield-sponsored real estate funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2018, the partnership along with BPREP acquired a 25% and 75% interest, respectively, in 333 West 34th Street, an office building in New York for $255 million.

During the third quarter of 2018, the partnership sold 27.5% of its interest in a portfolio of operating and development assets in New York. The partnership retains control over and will continue to consolidate these assets after the sale. The interest was sold to Brookfield Asset Management for consideration of approximately $1.4 billion. Brookfield Asset Management is currently in the process of syndicating its entire 27.5% equity interest to third-party investors.

During the fourth quarter of 2018, the partnership launched BPREP Australia, an open-ended fund. The partnership contributed interests in Jessie Street, 52 Goulburn Street and 680 George Street in Sydney and 235 St Georges Terrace in Perth to BPREP Australia.The partnership’s interest in BPREP Australia is 48%, with the remaining interests of 12% and 40% held by Brookfield Asset Management and external investors, respectively. The partnership will continue to consolidate the properties contributed to BPREP Australia, except for 680 George Street, which it will continue to account for under the equity method.

NOTE 38. SUBSIDIARY PUBLIC ISSUERS
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

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively.  The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc. and the holding entities:

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
Year ended December 31, 2018
Revenue	$—	$27	$166	$—	$8	$1,192	$167	$5,679	$7,239
Net income attributable to unitholders(1)	767	417	(1,419)	—	—	1,978	(34)	269	1,978

Year ended December 31, 2017
Revenue	$—	$—	$197	$—	$—	$1,518	$—	$4,420	$6,135
Net income attributable to unitholders(1)	138	(409)	(763)	—	—	375	17	1,017	375

Year ended December 31, 2016
Revenue	$—	$—	$201	$—	$—	$477	$—	$4,674	$5,352
Net income attributable to unitholders(1)	671	94	416	—	—	1,793	—	(1,181)	1,793

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
As of Dec. 31, 2018
Current assets	$—	$52	$151	$—	$596	$6,144	$330	$(1,163)	$6,110
Non-current assets	13,273	11,748	20,359	—	—	30,277	1,775	37,974	115,406
Assets held for sale	—	—	—	—	—	—	—	1,004	1,004
Current liabilities	—	2,806	678	—	593	5,731	1,834	(1,499)	10,143
Non-current liabilities	—	3,053	4,738	—	—	2,406	5	55,272	65,474
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	163	163
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	16,172	18,456
Equity attributable to unitholders(1)	$13,273	$5,941	$12,810	$—	$3	$28,284	$266	$(32,293)	$28,284

As of Dec. 31, 2017
Current assets	$—	$93	$91	$—	$—	$3,019	$24	$(748)	$2,479
Non-current assets	8,190	13,310	21,234	—	—	28,194	1,532	7,975	80,435
Assets held for sale	—	—	—	—	—	—	—	1,433	1,433
Current liabilities	—	544	5,518	—	—	1,186	845	2,420	10,513
Non-current liabilities	—	4,695	1,726	—	—	7,841	743	22,389	37,394
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	1,316	1,316
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	10,654	12,938
Equity attributable to unitholders(1)	$8,190	$8,164	$11,797	$—	$—	$22,186	$(32)	$(28,119)	$22,186

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NOTE 39. PAYROLL EXPENSE
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

NOTE 40. SEGMENT INFORMATION

a)	Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. On July 1, 2018, the partnership realigned its LP Investments segment (formerly referred to as Opportunistic) to include the corporate function of the Brookfield-sponsored real estate opportunity funds, previously included in the Corporate segment, to more closely align with how the partnership now presents financial information to the CODM and investors. As of December 31, 2018, the partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. All prior period segment disclosures have been recast to reflect the changes in the partnership’s operating segments. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

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

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

b)	Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the year ended December 31, 2018, 2017, and 2016.

(US$ Millions)	Total revenue(1)			FFO
Years ended Dec. 31,	2018	2017	2016	2018	2017	2016
Core Office	$2,105	$2,147	$2,203	$520	$534	$620
Core Retail(2)	584	—	—	552	486	429
LP Investments	4,544	3,986	3,149	228	281	303
Corporate	6	2	—	(434)	(428)	(457)
Total	$7,239	$6,135	$5,352	$866	$873	$895

(1)
The partnership adopted IFRS 15 in 2018 using the modified retrospective method. The comparative information has not been restated and is reported under the accounting standards effective for those periods.

(2)
The current year represents revenue from Core Retail subsequent to the acquisition of GGP on August 28, 2018, when the partnership started consolidating Core Retail’s results. See Note 4, Acquisition of GGP Inc. for further information. The prior periods presented represent the partnership’s equity accounted interest in GGP prior to the acquisition, 34% as of December 31, 2017 and 29% as of December 31, 2016.

The following summary presents the detail of total revenue under IFRS 15 from the partnership’s operating segments for the year ended December 31, 2018:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2018
Core Office	$1,604	$358	$17	$126	$2,105
Core Retail	400	111	—	73	584
LP Investments	2,233	337	1,896	78	4,544
Corporate	—	—	—	6	6
Total	$4,237	$806	$1,913	$283	$7,239

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of December 31, 2018 and 2017:

	Total assets		Total liabilities
(US$ Millions)	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Core Office	$34,095	$33,795	$15,033	$16,791
Core Retail	29,658	8,844	13,749	—
LP Investments	58,610	41,471	41,604	26,630
Corporate	157	237	5,394	5,802
Total	$122,520	$84,347	$75,780	$49,223

The following summary presents a reconciliation of FFO to net income for the years ended December 31, 2018, 2017, and 2016:

(US$ Millions) Years ended Dec. 31,	2018	2017	2016
FFO(1)	$866	$873	$895
Depreciation and amortization of real estate assets	(264)	(244)	(212)
Fair value gains, net	2,466	1,254	692
Share of equity accounted income - non-FFO	114	82	139
Income tax benefit (expense)	(81)	(192)	575
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	(1,123)	(1,398)	(296)
Net income attributable to unitholders(2)	1,978	375	1,793
Non-controlling interests of others in operating subsidiaries and properties	1,676	2,093	924
Net income	$3,654	$2,468	$2,717

(1)
FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and BPR Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units, Special LP Units and BPR Units are presented as non-controlling interests in the consolidated statements of income.

(2)
Includes net income attributable to general partner, limited partners, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and BPR Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units, Special LP Units and BPR Units are presented as non-controlling interests in the consolidated statements of income.

The following summary presents financial information by the partnership’s geographic regions in which it operates:

	Total revenue for the years ended Dec. 31,			Total non-current assets as at Dec. 31,
(US$ Millions)	2018	2017	2016	2018	2017
United States	$4,914	$4,127	$3,589	$84,648	$52,009
Canada	563	462	413	4,535	4,892
Australia	240	227	231	3,631	3,986
Europe	944	829	801	14,051	11,556
Brazil	113	134	165	1,901	2,037
China	7	1	2	389	522
India	247	161	130	3,142	2,362
South Korea	211	194	21	2,986	2,948
United Arab Emirates	—	—	—	123	123
Total	$7,239	$6,135	$5,352	$115,406	$80,435

NOTE 41. SUBSEQUENT EVENTS

On January 31, 2019, Brookfield Asset Management closed on Brookfield Strategic Real Estate Partners III (“BSREP III”), its latest flagship global private real estate fund, with a total aggregate equity commitment of $15.0 billion. The partnership has committed $1.0 billion to BSREP III and Brookfield Asset Management has committed $2.75 billion of the total commitment of $3.75 billion. In connection with the close, the partnership will lose control and deconsolidate its investment in BSREP III. The partnership will subsequently account for its interest as a financial asset through profit and loss.

In February 2019, Brookfield Asset Management made $1.0 billion in on-demand deposits to the partnership.

On February 11, 2019, the partnership announced that it has formally commenced its substantial issuer bid to purchase up to $405 million of its LP Units from holders of its limited partnership units for cash.

On February 11, 2019, BPR announced that it has formally commenced its substantial issuer bid to purchase up to $95 million of BPR Units from its stockholders for cash.

On February 11, 2019, a subsidiary of the partnership issued medium term notes for C$350 million at 4.30% per annum, maturing on March 1, 2024. Interest on the notes is payable semi-annually.

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION
The table below presents the partnership’s number of commercial properties, the related fair value, debt obligations, weighted average year of acquisition and weighted average year of construction by asset class as of December 31, 2018.

	Dec. 31, 2018
	Number of properties	Fair value(1)	Debt(2)	Weighted average year of acquisition	Weighted average year of construction(3)
(US$ millions, except where noted)
Core Office
United States	39	$14,416	$7,398	2004	1985
Canada	24	4,127	1,840	2002	1993
Australia	8	2,342	1,395	2010	2006
Europe	2	137	515	2013	1976
Brazil	2	329	75	2014	2014
	75	21,351	11,223	2004	1990
Core Retail	57	17,224	7,713	2018	1977
Opportunistic Office	134	7,861	4,939	2016	1990
Opportunistic Retail	39	3,409	1,970	2016	1982
Logistics	2	183	87	2018	2010
Multifamily	57	4,151	2,857	2012	1987
Triple Net Lease(4)	327	4,812	3,785	2014	1990
Self-storage	95	847	627	2016	1999
Student Housing	49	2,031	1,692	2017	2012
Manufactured Housing	136	2,369	1,239	2017	1974
Mixed-Use(1)	97	11,523	7,525	2018	2006
Total	1,068	75,761	43,657	2013	1989

(1)	Excludes development properties and land/parking lots with a fair value of $4,436 million.

(2)	Excludes debt related to development properties and land in the amount of $487 million, unsecured and corporate facilities of $13,289 million and debt on hospitality assets of $6,223 million.

(3)	Weighted against the fair value of the properties at December 31, 2018.

(4)	Excludes land and parking lots.

BROOKFIELD PROPERTY REIT INC.

Consolidated financial statements of Brookfield Property REIT Inc. as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Brookfield Property REIT Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brookfield Property REIT Inc. (formerly known as GGP Inc.) and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes and the accompanying consolidated financial statement schedule (collectively referred to as the "financial statements") . In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated March 1, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 1, 2019

We have served as the Company's auditor since 2001.

Brookfield Property REIT Inc. (Dollars in thousands, except per share amounts) CONSOLIDATED BALANCE SHEETS

	December 31, 2018	December 31, 2017
Assets:
Investment in real estate:
Land	$2,706,701	$4,013,874
Buildings and equipment	10,774,079	16,957,720
Less accumulated depreciation	(2,214,603)	(3,188,481)
Construction in progress	576,695	473,118
Net property and equipment	11,842,872	18,256,231
Investment in Unconsolidated Real Estate Affiliates	5,385,582	3,377,112
Net investment in real estate	17,228,454	21,633,343
Cash and cash equivalents	247,019	164,604
Accounts receivable, net	222,562	334,081
Notes receivable	256,937	417,558
Deferred expenses, net	145,631	284,512
Prepaid expenses and other assets	313,648	494,795
Deferred tax assets, net	619,275	18,633
Total assets	$19,033,526	$23,347,526
Liabilities:
Mortgages, notes and loans payable	$12,589,649	$12,832,459
Investment in Unconsolidated Real Estate Affiliates	124,627	21,393
Accounts payable and accrued expenses	953,369	919,432
Dividend payable	4,668	219,508
Junior subordinated notes	206,200	206,200
Total liabilities	13,878,513	14,198,992
Redeemable equity interests	2,305,895	—
Redeemable noncontrolling interests	73,696	248,126
Total redeemable interests	2,379,591	248,126
Commitments and Contingencies (Note 19)	—	—
Equity:
Class B Stock: 4,942,500,000 shares authorized, $0.01 par value, 454,744,938 issued and outstanding as of December 31, 2018	4,547	—
Class C Stock: 1,000,000,000 shares authorized, $0.01 par value, 640,051,301 issued and outstanding as of December 31, 2018	6,401	—
Common Stock: 965,000,000 shares authorized, $0.01 par value, no shares issued or outstanding as of December 31, 2018, and 11,000,000,000 shares authorized, $0.01 par value, 1,040,382,900 issued and 956,982,536 outstanding as of December 31, 2017	—	10,130
Preferred Stock: 500,000,000 shares authorized, $.01 par value, 10,000,000 shares issued and outstanding as of December 31, 2018 and December 31, 2017	242,042	242,042
Additional paid-in capital	5,772,824	11,845,532
Retained earnings (accumulated deficit)	(4,721,335)	(2,107,498)
Accumulated other comprehensive loss	(82,653)	(71,906)
Common stock in treasury, at cost, 55,969,390 shares as of December 31, 2017	—	(1,122,640)
Total stockholders' equity	1,221,826	8,795,660
Noncontrolling interests in Consolidated Real Estate Affiliates	26,652	55,379
Noncontrolling interests of the Operating Partnership	1,526,944	49,369
Total equity	2,775,422	8,900,408
Total liabilities, redeemable interests and equity	$19,033,526	$23,347,526
The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Property REIT Inc. (Dollars in thousands, except per share amounts) CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2018	2017	2016
Revenues:
Minimum rents	$1,297,945	$1,455,039	$1,449,704
Tenant recoveries	540,376	643,607	668,081
Overage rents	29,659	34,874	42,534
Management fees and other corporate revenues	125,776	105,144	95,814
Other	70,278	89,198	90,313
Total revenues	2,064,034	2,327,862	2,346,446
Expenses:
Real estate taxes	221,175	237,198	229,635
Property maintenance costs	41,637	49,784	55,027
Marketing	7,787	11,043	13,155
Other property operating costs	253,210	286,168	282,591
Provision for doubtful accounts	12,102	10,701	8,038
Provision for loan loss	—	—	29,615
Property management and other costs	172,554	145,251	138,602
General and administrative	46,441	56,133	55,745
Costs related to the BPY Transaction	202,523	—	—
Provision for impairment	45,866	—	73,039
Depreciation and amortization	633,063	693,327	660,746
Total expenses	1,636,358	1,489,605	1,546,193
Interest and dividend income	33,710	61,566	59,960
Interest expense	(576,700)	(541,945)	(571,200)
(Loss) gain on foreign currency	—	(819)	14,087
Gains from changes in control of investment properties and other, net	3,097,196	79,056	722,904
Gains on extinguishment of debt	13,983	55,112	—
Income before income taxes, equity in income of Unconsolidated Real Estate Affiliates and allocation to noncontrolling interests	2,995,865	491,227	1,026,004
Benefit from (provision for) income taxes	594,186	10,896	(901)
Equity in income of Unconsolidated Real Estate Affiliates	86,552	152,750	231,615
Unconsolidated Real Estate Affiliates - gain on investment, net	487,166	12,000	51,555
Net income	4,163,769	666,873	1,308,273
Allocation to noncontrolling interests	(73,228)	(9,539)	(19,906)
Net income attributable to Brookfield Property REIT Inc.	4,090,541	657,334	1,288,367
Class A Stock Earnings Per Share (August 28, 2018 through December 31, 2018) (See Note 11)
Basic & Diluted Earnings Per Share	$0.63	$—	$—
Common Stock Earnings Per Share (Through August 27, 2018) (See Note 11)
Basic	$4.16	$0.72	$1.44
Diluted	$4.15	$0.68	$1.34
Comprehensive Income, Net:
Net income	$4,163,769	$666,873	$1,308,273
Other comprehensive income (loss):
Foreign currency translation	(10,725)	(1,551)	14,319
Reclassification adjustment for realized gains on available-for-sale securities included in net income	—	—	(11,978)
Net unrealized gains on other financial instruments	16	12	5
Other comprehensive (loss) income	(10,709)	(1,539)	2,346
Comprehensive income	4,153,060	665,334	1,310,619
Comprehensive income allocated to noncontrolling interests	(73,267)	(9,450)	(19,904)
Comprehensive income attributable to Brookfield Property REIT Inc.	4,079,793	655,884	1,290,715
The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Property REIT Inc. (Dollars in thousands, except per share amounts) CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock	Class B Stock	Class C Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Operating Partnership	Total Equity	Redeemable Class A Stock
	(Dollars in thousands, except for share amounts)
Balance at January 1, 2016	$9,386	$—	$—	$242,042	$11,362,369	$(2,141,549)	$(72,804)	$(1,129,401)	$38,251	$8,308,294	$—

Net income						1,288,367			4,175	1,292,542
Distributions to noncontrolling interests in consolidated Real Estate Affiliates									(3,358)	(3,358)
Acquisition/disposition of partner's noncontrolling interests in consolidated Real Estate Affiliates					(18,416)				(2,970)	(21,386)
Contributions received from noncontrolling interest in consolidated Real Estate Affiliates									13,943	13,943
Long Term Incentive Plan Common Unit grants, net (61,358 LTIP Units)					104	(950)			14,924	14,078
Restricted stock grants, net of forfeitures (342,037 common shares)	3				3,317					3,320
Employee stock purchase program (126,825 common shares)	—				4,206					4,206
Stock option exercise, net of forfeitures (2,886,986 common shares)	31				58,374					58,405
Cancellation of repurchased common shares (1,260,490 common shares)	(15)				(19,846)	(17,805)		37,666		—
OP Unit Conversion to Common Stock (200,000 common shares)	2				5,425					5,427
Treasury stock purchases (1,887,751 common shares)								(46,225)		(46,225)
Cash dividends reinvested (DRIP) in stock (32,381 common shares)					889	(215)				674
Other comprehensive income							14,242			14,242
Amounts reclassified from Accumulated Other Comprehensive Income							(11,894)			(11,894)
Cash distributions declared ($1.06 per share)						(936,779)				(936,779)
Cash distributions on Preferred Stock						(15,935)				(15,935)
Fair value adjustment for noncontrolling interest in Operating Partnership					21,175					21,175

Balance at December 31, 2016	$9,407	$—	$—	$242,042	$11,417,597	$(1,824,866)	$(70,456)	$(1,137,960)	$64,965	$8,700,729	$—

Brookfield Property REIT INC. (Dollars in thousands, except per share amounts) CONSOLIDATED STATEMENTS OF EQUITY (Continued)

	Common Stock	Class B Stock	Class C Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Operating Partnership	Total Equity	Redeemable Class A Stock
	(Dollars in thousands, except for share amounts)
Balance at January 1, 2017	$9,407	$—	$—	$242,042	$11,417,597	$(1,824,866)	$(70,456)	$(1,137,960)	$64,965	$8,700,729	$—

Cumulative effect of accounting change					2,342	(3,000)			658	—
Net income						657,334			2,842	660,176
Distributions to noncontrolling interests in consolidated Real Estate Affiliates									(5,597)	(5,597)
Acquisition/disposition of partner's noncontrolling interests in consolidated Real Estate Affiliates									10,795	10,795
Contributions received from noncontrolling interest in consolidated Real Estate Affiliates									15,258	15,258
Long Term Incentive Plan Common Unit grants, net (451,585 LTIP Units)									15,827	15,827
Restricted stock grants, net (787,484 common shares)	8				9,660					9,668
Employee stock purchase program (147,475 common shares)	1				3,520					3,521
Stock option exercise (690,969 common shares)	8				23,017					23,025
Cancellation of repurchased common shares (13,278,252 common shares)	(133)				(174,098)	(115,074)		289,305		—
Treasury stock purchases (12,650,991 common shares)								(273,985)		(273,985)
Cash dividends reinvested (DRIP) in stock (43,732 common shares)					1,019	(274)				745
Other comprehensive loss							(1,450)			(1,450)
Cash distributions declared ($0.88 per share)						(805,682)				(805,682)
Cash distributions on Preferred Stock						(15,936)				(15,936)
Exercise of Warrants (83,866,187 common shares)	839				550,357					551,196
Fair value adjustment for noncontrolling interest in Operating Partnership					12,118					12,118

Balance at December 31, 2017	$10,130	$—	$—	$242,042	$11,845,532	$(2,107,498)	$(71,906)	$(1,122,640)	$104,748	$8,900,408	$—

Brookfield Property REIT INC. (Dollars in thousands, except per share amounts) CONSOLIDATED STATEMENTS OF EQUITY (Continued)

	Common Stock	Class B Stock	Class C Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Noncontrolling Interests in Consolidated Real Estate Affiliates and Operating Partnership	Total Equity	Redeemable Class A Stock
	(Dollars in thousands, except for share amounts)
Balance at January 1, 2018	$10,130	$—	$—	$242,042	$11,845,532	$(2,107,498)	$(71,906)	$(1,122,640)	$104,748	$8,900,408	$—

Cumulative effect of accounting change						(16,864)			—	(16,864)
Net income						4,001,959			36,789	4,038,748	88,582
Distributions to noncontrolling interests in consolidated Real Estate Affiliates									(15,023)	(15,023)
Acquisition/disposition of partner's noncontrolling interests in consolidated Real Estate Affiliates					3,808				(25,429)	(21,621)
Cash dividends reinvested (DRIP) in stock (11,239 common shares)					245	(245)				—
Adjust Mezzanine Equity to Fair Value					40,294					40,294
Contributions received from noncontrolling interest in consolidated Real Estate Affiliates									894	894
Long Term Incentive Plan Common Unit grants, net (238,655 LTIP Units)									17,858	17,858
Restricted stock grants, net (1,000,143 Common Shares and 68,675 Class A Stock)	10				11,141					11,151	4,781
Employee stock purchase program (80,522 common shares)					1,797					1,797
Stock option exercise (288,715 common shares)	3				4,972					4,975
OP Unit Conversion to Common Stock (4,098,105 common shares)	41				87,149					87,190
Preferred stock dividend						(15,936)				(15,936)
Other comprehensive loss							(10,747)			(10,747)
Dividends on Common Stock						(421,446)				(421,446)
Special Pre-Closing Dividend						(9,152,446)			(36,436)	(9,188,882)
BPR Equity Recapitalization (See Note 1)	(10,184)	4,074	—		(7,428,697)	2,903,347		1,122,640	(662)	(3,409,482)	3,402,365
Cash Contribution from BPY			6,401		193,599					200,000
Class A Conversion to Class B (47,390,895 Class B shares)		473			1,012,984	87,794				1,101,251	(1,101,251)
Adjust Class A Stock to Fair Value										—
Acquisition of Noncontrolling Interest by Institutional Investor									1,470,857	1,470,857
Class A Dividend										—	(88,582)

Balance at December 31, 2018	$—	$4,547	$6,401	$242,042	$5,772,824	$(4,721,335)	$(82,653)	$—	$1,553,596	$2,775,422	$2,305,895
The accompanying notes are an integral part of these consolidated financial statements.

Brookfield Property REIT Inc.
(Dollars in thousands, except per share amounts)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2018	2017	2016
Cash Flows provided by Operating Activities:
Net income	$4,163,769	$666,873	$1,308,273
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of Unconsolidated Real Estate Affiliates	(86,552)	(152,750)	(231,615)
Distributions received from Unconsolidated Real Estate Affiliates	117,167	237,956	120,674
Provision for doubtful accounts	12,102	10,701	8,038
Depreciation and amortization	633,063	693,327	660,746
Amortization/write-off of deferred finance costs	19,294	11,880	11,876
Accretion/write-off of debt market rate adjustments	(1,585)	(4,346)	(5,184)
Amortization of intangibles other than in-place leases	16,061	28,309	41,154
Straight-line rent amortization	2,425	(2,084)	(11,867)
Deferred income taxes	(600,643)	(15,532)	15,353
Gain on dispositions, net	—	(5,356)	(37,526)
Unconsolidated Real Estate Affiliates—gain on investment, net	(487,166)	(12,000)	(51,555)
Gains from changes in control of investment properties and other, net	(3,097,196)	(79,056)	(722,904)
Loss (gain) on extinguishment of debt	(13,983)	(55,112)	5,403
Provisions for impairment	45,866	—	73,039
Provisions for loan loss	—	—	29,615
(Gain) loss on foreign currency	—	819	(14,087)
Net changes:
Accounts and notes receivable, net	(40,790)	(6,103)	(37,489)
Prepaid expenses and other assets	(34,829)	(40,326)	(4,092)
Deferred expenses, net	(44,746)	(36,603)	(27,888)
Accounts payable and accrued expenses	(59,352)	13,777	(27,924)
Other, net	41,644	40,238	34,111
Net cash provided by operating activities	584,549	1,294,612	1,136,151
Cash Flows provided by (used in) Investing Activities:
Acquisition of real estate and property additions	(63,700)	(230,754)	(577,845)
Development of real estate and property improvements	(674,485)	(662,762)	(547,447)
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	410,578	166,867	82,800
Loans to joint venture and joint venture partners	(12,393)	(121,262)	(59,769)
Proceeds from repayment of loans to joint venture and joint venture partners	204,867	50,964	13,042
Proceeds from sales of investment properties and Unconsolidated Real Estate Affiliates	3,050,301	62,007	1,699,466
Contributions to Unconsolidated Real Estate Affiliates	(218,038)	(120,356)	(135,906)
Sale (acquisition) of marketable securities	—	—	46,408
Other, net	—	—	662
Net cash provided by (used in) investing activities	2,697,130	(855,296)	521,411
Cash Flows used in Financing Activities:
Proceeds from refinancing/issuance of mortgages, notes and loans payable	7,031,647	1,595,000	908,479
Principal payments on mortgages, notes and loans payable	(1,774,657)	(1,579,655)	(1,743,216)
Deferred finance costs	(112,626)	(3,133)	(13,771)
Issuances of Class C Stock	200,000	—	—
Stock Issuance Costs	(6,524)	—	—
Treasury stock purchases	—	(273,985)	(34,021)
Proceeds from warrant exercises	—	551,196	—
Cash contributions from noncontrolling interests in consolidated real estate affiliates	1,471,750	15,258	—
Cash distributions paid to common stockholders	(9,873,248)	(1,020,018)	(680,712)
Cash distributions to noncontrolling interests in consolidated real estate affiliates	(15,023)	(5,597)	(24,445)
Cash distributions reinvested (DRIP) in common stock	357	1,020	889
Cash distributions paid to preferred stockholders	(19,920)	(15,936)	(15,935)
Cash distributions and redemptions paid to holders of common units	(107,050)	(18,372)	(5,545)
Other, net	(9,631)	15,959	44,163
Net cash used in financing activities	(3,214,925)	(738,263)	(1,564,114)
Effect on foreign exchange rates on cash and cash equivalents	—	(819)	—
Net change in cash, cash equivalents and restricted cash	66,754	(299,766)	93,448
Cash, cash equivalents and restricted cash at beginning of year	231,939	531,705	438,257
Cash, cash equivalents and restricted cash at end of year	$298,693	$231,939	$531,705

Brookfield Property REIT Inc.
(Dollars in thousands, except per share amounts)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,
	2018	2017	2016
Supplemental Disclosure of Cash Flow Information:
Interest paid	$595,435	$548,833	$567,137
Interest capitalized	20,840	11,085	5,257
Income taxes paid	3,015	14,957	4,150
Accrued capital expenditures included in accounts payable and accrued expenses	267,102	219,317	115,077
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

Brookfield Property REIT Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

NOTE 1     ORGANIZATION

GGP Inc., ("GGP” now known as Brookfield Property REIT Inc. or “BPR" and referred to as the "Company"), a Delaware corporation, was organized in July 2010 and is an externally managed real estate investment trust, referred to as a "REIT".

On March 26, 2018, GGP and Brookfield Property Partners L.P. ("BPY") entered into an agreement and plan of merger (as amended by the amendment thereto dated June 25, 2018, the "Merger Agreement") pursuant to which BPY would acquire all of the shares of GGP common stock, par value $0.01 per share, that BPY and its affiliates did not already own through a series of transactions (collectively, the "BPY Transaction"), including, among other things, the exchange of all shares of GGP common stock owned by certain affiliates of BPY and any subsidiary of GGP for a newly authorized series of preferred stock of GGP designated Series B Preferred Stock (the "Class B Exchange") and the payment of a special dividend payable to certain holders of record of GGP common stock pursuant to the terms of the Merger Agreement (the "Pre-Closing Dividend").

On July 26, 2018, GGP obtained the requisite stockholder approval for the BPY Transaction at a special meeting of GGP stockholders. Therefore, on July 27, 2018, GGP effected the Class B Exchange by exchanging shares of GGP common stock owned by certain affiliates of BPY and any subsidiary of GGP into Series B Preferred Stock.

On August 27, 2018, pursuant to the Merger Agreement, the Pre-Closing Dividend and consideration was paid to all holders of record of GGP common stock (not including holders of GGP restricted stock, but including certain holders of GGP options who were deemed stockholders) on July 27, 2018 following the Class B Exchange. The Pre-Closing Dividend and consideration provided for the distribution of up to $23.50 in cash or a choice of either one BPY limited partnership unit ("BPY unit") or one share of newly authorized Class A Stock of BPR, par value $0.01 per share ("Class A Stock"), subject to proration in each case, based on an aggregate cash consideration amount of $9.25 billion.

Pursuant to the Merger Agreement, on August 27, 2018, GGP’s certificate of incorporation was amended and restated (the "Charter Amendments") to, among other things, change the Company's name to Brookfield Property REIT Inc., authorize the issuance of Class A Stock, Class B-1 Stock, par value $0.01 per share ("Class B-1 Stock") and Class C Stock, par value $0.01 per share ("Class C Stock") and to provide the terms governing the Series B Preferred Stock and Class B-1 Stock (collectively, "Class B Stock"). In addition, the Company amended and restated its bylaws (the "Bylaws Amendments") and the agreement of limited partnership of GGP Operating Partnership, LP ("GGPOP"), a subsidiary of GGP that was renamed BPR OP, LP ("BPROP") (the "Amended BPR OP Partnership Agreement"). The Charter Amendments superseded the certificate of designations authorizing the Company's Series B Preferred stock, such that the Series B Preferred Stock remains outstanding but is referred to following the Charter Amendments as Class B Stock, having the rights, powers, preferences and other terms given to Class B Stock in the Charter Amendments.

Each share of Class A Stock was structured to provide its holder with an economic return that is equivalent to that of a BPY unit, including rights to identical distributions. Subsequent to the BPY Transaction, Class A stockholders have the right to exchange all or a portion of their Class A Stock for cash at a price equal to the value of an equivalent number of BPY units, subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. BP US REIT LLC (formerly known as Brookfield Properties, Inc.) ("BPUS"), an affiliate of BPY, has the option, but not the obligation, to settle any exchange requests by exchanging each share of Class A Stock for one BPY unit. All dividends to holders of Class A Stock will be paid prior and in preference to any dividends or distributions on the Class B Stock, Class C Stock or the common stock of BPR and will be fully declared and paid before any dividends are declared and paid or any other distributions are made on any Class B Stock, Class C Stock or the common stock of BPR. The holders of Class A Stock shall not be entitled to any dividends from BPR other than the Class A dividend.

Except as otherwise expressly provided in the Charter Amendments or as required by law, the holders of Class A Stock, Class B Stock and Class C Stock will vote together and not as separate classes. The holders of shares of each of Class B Stock and Class C Stock will be entitled to one vote for each share thereof held at the record date for the determination of stockholders entitled to vote on any matter. The holders of shares of Class A Stock will be entitled to one vote for each share thereof held at the record date for the determination of stockholders entitled to vote on any matter, except that holders of shares of Class A Stock will not be entitled to vote (i) on a liquidation or dissolution or conversion of the Class A Stock in connection with a market capitalization

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

liquidation event (as described in the Charter Amendments), or (ii) to reduce the voting power of the Class B Stock or Class C Stock.

BPR is an indirect subsidiary of BPY, one of the world's largest commercial real estate companies. Although the BPY Transaction resulted in a change of control of the Company, BPR remains a reporting entity. Accordingly, the Company accounted for the BPY Transaction as an equity recapitalization transaction. The BPY Transaction resulted in the consummation of a series of recapitalization and financing transactions (see Note 6) and joint venture asset sales (see Note 3).

In these notes, the terms "we", "us" and "our" refer to BPR and its subsidiaries. BPR, through its subsidiaries and affiliates, is an owner and operator of retail properties. As of December 31, 2018, we are the owner, either entirely or with joint venture partners, of 124 retail properties.

Substantially all of our business is conducted through BPROP, which we sometimes refer to herein as the Operating Partnership and its subsidiaries. As of December 31, 2018, BPR held approximately 99% of the common equity of BPROP, while the remaining 1% was held by limited partners and certain previous contributors of properties to BPROP.

In addition to holding ownership interests in various joint ventures, the Operating Partnership generally conducts its operations through BPR REIT Services LLC. ("BPRRS"), Brookfield Properties Retail Inc. ("BPRI") and General Growth Management, Inc. ("GGMI"). Each of GGMI and BPRI is a taxable REIT subsidiary ("TRS"), which provides real estate management and leasing fees, development fees, financing fees for other ancillary services for a majority of our Unconsolidated Real Estate Affiliates (defined below) and for substantially all of our Consolidated Properties (defined below). BPRI also serves as a contractor to GGMI for these services. BPRRS generally provides financial, accounting, tax, legal, development, and other services to our Consolidated Properties.

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

NOTE 2     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of BPR, our subsidiaries and joint ventures in which we have a controlling interest. For consolidated joint ventures, the noncontrolling partner's share of the assets, liabilities and operations of the joint ventures (generally computed as the joint venture partner's ownership percentage) is included in noncontrolling interests in consolidated real estate affiliates as permanent equity of the Company. Intercompany balances and transactions have been eliminated. Noncontrolling interests are included on our Consolidated Balance Sheets related to the Common, Preferred, and LTIP Units of BPROP and are presented either as redeemable noncontrolling interests or as noncontrolling interests in our permanent equity. The Operating Partnership and each of our consolidated joint ventures are variable interest entities as the limited partners do not have substantive kick-out rights or substantive participating rights. However, as the Company holds a majority voting interest in the Operating Partnership and our consolidated joint ventures, it qualifies for the exemption from providing certain of the disclosure requirements associated with variable interest entities.

We operate in a single reportable segment, which includes the operation, development and management of retail and other rental properties. Our portfolio is targeted to a range of market sizes and consumer tastes. Each of our operating properties is considered a separate operating segment, as each property earns revenues and incurs expenses, individual property operating results are reviewed and discrete financial information is available. The Company's chief operating decision maker is comprised of a team of several members of executive management who use property operations in assessing segment operating performance. We do not distinguish or group our consolidated operations based on geography, size or type for purposes of making property operating decisions. Our operating properties have similar economic characteristics and provide similar products and services to our tenants. There are no individual operating segments that are greater than 10% of combined revenue or combined assets. When assessing segment operating performance, certain non-cash and non-comparable items such as straight-line rent, depreciation expense and intangible asset and liability amortization, are excluded from property operations, which are a result of our emergence, acquisition

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

accounting and other capital contribution or restructuring events. Further, all material operations are within the United States and no customer or tenant comprises more than 10% of consolidated revenues. As a result, the Company's operating properties are aggregated into a single reportable segment.

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

Reclassifications

Certain prior period amounts included in prepaid expenses and other assets of $21.1 million and deferred tax liabilities of $2.4 million in the Consolidated Balance Sheets have been reclassified to deferred tax assets, net as of December 31, 2017.

Acquisitions of Operating Properties (Note 3)

Acquisitions of properties are typically accounted for as acquisitions of assets rather than acquisitions of a business. Accordingly, the results of operations of acquired properties have been included in the results of operations from the respective dates of acquisition and acquisition costs are capitalized. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, assumed debt liabilities and identifiable intangible assets and liabilities such as amounts related to in-place tenant leases, acquired above and below-market tenant and ground leases, and tenant relationships.

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

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

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

The gross asset balances of the in-place value of tenant leases are included in buildings and equipment in our Consolidated Balance Sheets.

	Gross Asset	Accumulated Amortization	Net Carrying Amount
As of December 31, 2018
Tenant leases:
In-place value	$188,140	$(86,510)	$101,630
As of December 31, 2017
Tenant leases:
In-place value	$347,232	$(181,088)	$166,144

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

Amortization/accretion of all intangibles, including the intangibles in Note 15 and Note 16, had the following effects on our income from continuing operations:

	Year Ended December 31,
	2018	2017	2016
Amortization/accretion effect on continuing operations	$(48,655)	$(74,802)	$(86,979)

Future amortization/accretion of all intangibles, including the intangibles in Note 15 and Note 16 is estimated to decrease results from continuing operations as follows:

Year	Amount
2019	$21,490
2020	15,116
2021	10,239
2022	9,413
2023	9,084

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

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

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

To determine the method of accounting for partially owned joint ventures, we evaluate the characteristics of associated entities and determine whether an entity is a variable interest entity ("VIE"). A limited partnership or other similar entity is considered a VIE unless a simple majority of limited partners (excluding limited partners that are under common control with the general partner) have substantive kick-out rights or participating rights. Accounting guidance amended the following: (i) modified the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, (ii) eliminated the presumption that a general partner should consolidate a limited partnership, (iii) affected the consolidation analysis of reporting entities that are involved with VIEs, and (iv) provided a scope exception for certain entities. If an entity is determined to be a VIE, we determine which party is the primary beneficiary by analyzing whether we have both the power to direct the entity's significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. Significant judgments and assumptions inherent in this analysis include the nature of the entity's operations, future cash flow projections, the entity's financing and capital structure, and contractual relationship and terms.

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

Partially owned joint ventures over which we have controlling financial interest are consolidated in our consolidated financial statements. In determining if we have a controlling financial interest, we consider factors such as ownership interest, authority to make decisions, kick-out rights and substantive participating rights. Partially owned joint ventures where we do not have a controlling financial interest, but have the ability to exercise significant influence, are accounted for using the equity method.

To the extent that we contribute assets to a joint venture accounted for using the equity method, our investment in the joint venture is recorded at the fair value of the consideration of the assets that were contributed to the joint venture. We will recognize gains and losses on the contribution of our real estate to joint ventures, relating to our entire investment in the property, to the extent the buyer is independent of the Company, the collection of the sales price is reasonably assured, and we will not be required to support the operations of the property or its related obligations to an extent greater than our proportionate interest.

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

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

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

	Year Ended December 31,
	2018	2017	2016
Amortization of straight-line rent	$(2,425)	$2,084	$11,867
Net amortization/accretion of above and below-market tenant leases	(3,259)	(23,963)	(33,639)
Lease termination income	31,297	29,081	16,021

The following is a summary of straight-line rent receivables, which are included in accounts receivable, net in our Consolidated Balance Sheets and are reduced for allowances and amounts doubtful of collection:

	December 31, 2018	December 31, 2017
Straight-line rent receivables, net	$136,007	$231,290

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

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

Accounting for real estate sales distinguishes between sales to a customer or non-customer for purposes of revenue recognition. Once we, as the seller, determine that we have a contract, we will identify each distinct non-financial asset promised to the counter-party and whether the counter-party obtains control and transfers risks and rewards of ownership of each non-financial asset to determine if we should derecognize the asset.

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

We provide an allowance for doubtful accounts against the portion of accounts receivable, net including straight-line rents, which is estimated to be uncollectible. Such allowances are reviewed each period based upon our recovery experience and the specific facts of each outstanding amount. The following table summarizes the changes in allowance for doubtful accounts:

	2018	2017	2016
Balance as of January 1,	$19,457	$17,883	$14,654
Provision for doubtful accounts (1)	14,309	13,594	10,534
Write-offs	(14,109)	(12,020)	(7,305)
Balance as of December 31,	$19,657	$19,457	$17,883
_______________________________________________________________________________

(1)	Excludes recoveries of $2.2 million, $2.9 million and $2.4 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Management Fees and Other Corporate Revenues

Management fees and other corporate revenues primarily represent real estate management and leasing fees, development fees, financing fees and fees for other ancillary services performed for the benefit of certain of the Unconsolidated Real Estate Affiliates. Management fees are reported at 100% of the revenue earned from the joint venture in management fees and other corporate revenues on our Consolidated Statements of Operations and Comprehensive Income. Our share of the management fee expense incurred by the Unconsolidated Real Estate Affiliates is reported within equity in income of Unconsolidated Real Estate Affiliates on our Consolidated Statements of Operations and Comprehensive Income and in property management and other costs in the Condensed Combined Statements of Income in Note 5.

The following table summarizes the management fees from affiliates and our share of the management fee expense:

	Year Ended December 31,
	2018	2017	2016
Management fees from affiliates (1)	$125,555	$97,136	$82,742
Management fee expense	(46,953)	(38,166)	(33,049)
Net management fees from affiliates	$78,602	$58,970	$49,693
_______________________________________________________________________________

(1)
Excludes $8.0 million in corporate fees earned during the year ended December 31, 2017 and a $13.1 million gain recognized in management fees and other corporate revenues on the divestiture of our investment in Seritage Growth Properties during the year ended December 31, 2016.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Based upon the new revenue recognition guidance, we determined that typical management fees including property and asset management, construction and development management services, leasing services, property acquisition and disposition services and financing services, needed to be evaluated for each separate performance obligation included in the contract in order to determine timing of revenue recognition. Revenues from contracts within the scope of the new revenue recognition guidance were $122.7 million for the year ended December 31, 2018. Management determined that property and asset management and construction and development management services each represent a series of stand-ready performance obligations satisfied over time with each day of service being a distinct performance obligation. For property and asset management services, we are compensated for our services through a monthly management fee earned based on a specified percentage of the monthly rental income or rental receipts generated from the property under management. For construction and development services, we are compensated for planning, administering and monitoring the design and construction of projects at our joint venture properties typically based on a percentage of project costs, hourly rate of development staff or a fixed fee. Revenues from such contracts were $104.8 million for the year ended December 31, 2018 and are recognized over the life of the applicable contract.

Conversely, leasing services, property acquisition and disposition services and financing services are each considered to be a single performance obligation, satisfied as of a point in time. Our fee is paid upon the occurrence of certain contractual event(s) that may be contingent and pattern of revenue recognition may differ from the timing of payment. For these services, the obligation is the execution of the lease, closing of the sale or acquisition, or closing of the financing or refinancing. As such, revenues are recognized at the point in time when the respective obligation has been satisfied. Revenues from such contracts were $17.8 million for the year ended December 31, 2018.

Following the BPY Transaction, certain Brookfield Asset Management Inc. ("BAM:)-owned entities provide certain management and administration services to BPR. BPR will pay an annual base management fee to BAM equal to 1.25% of the total capitalization of BPR, subject to certain adjustments. For the first twelve months following closing of the BPY Transaction, BAM has agreed to waive management fees payable by BPR. There were no amounts due pursuant to these services for the year ended December 31, 2018.

Following the BPY Transaction, an affiliate of BAM is entitled to receive incentive distributions based on an amount by which quarterly distributions exceed specified target levels. There were no such amounts payable for the year ended December 31, 2018.

Income Taxes (Note 7)

We expect to distribute 100% of our taxable capital gains and taxable ordinary income to stockholders annually. If, with respect to any taxable year, we fail to maintain our qualification as a REIT and cannot correct such failure, we would not be allowed to deduct distributions to stockholders in computing our taxable income and federal income tax. If any of our REIT subsidiaries fail to qualify as a REIT, such failure could result in our loss of REIT status. If we lose our REIT status, corporate level income tax would apply to our taxable income at regular corporate rates. As a result, the amount available for distribution to holders of equity securities that would otherwise receive dividends would be reduced for the year or years involved, and we would no longer be required to make distributions. In addition, unless we were entitled to relief under the relevant statutory provisions, we would be disqualified from treatment as a REIT for four subsequent taxable years.

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

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

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

During the year ended December 31, 2018, we recorded a $45.9 million impairment charge on our Consolidated Statements of Operations and Comprehensive Income related to one operating property that had non-recourse debt maturing during 2019 that exceeded the fair value of the operating property. The property was conveyed to the lender in full satisfaction of the debt on November 1, 2018.

No provisions for impairment were recognized during the year ended December 31, 2017.

During the year ended December 31, 2016, we recorded an $73.0 million impairment charge on our Consolidated Statements of Operations and Comprehensive Income. This impairment charge related to three operating properties. We received bona fide purchase offers for two properties which were less than their respective carrying values. The other property had non-recourse debt maturing during 2016 that exceeded the fair value of the operating property. This property was transferred to a special servicer in 2016.

Changes in economic and operating conditions that occur subsequent to our review of recoverability of our properties could impact the assumptions used in that assessment and could result in future impairment if assumptions regarding those properties differ from actual results.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

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

No impairments related to our investments in Unconsolidated Real Estate Affiliates were recognized for the years ended December 31, 2018, 2017 and 2016.

Changes in economic and operating conditions that occur subsequent to our review of recoverability of our investments in Unconsolidated Real Estate Affiliates could impact the assumptions used in that assessment and could result in future impairment if assumptions regarding those investments differ from actual results.

Notes Receivable

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

No impairments related to our notes receivable were recognized for the years ended December 31, 2018 and 2017. During the year ended December 31, 2016, we determined, based on current information and events, that it was probable that we would be unable to collect all amounts due according to the contractual terms of one of our notes receivable. We recognized a $29.6 million loss on the note recorded in the provision for loan loss on the Consolidated Statements of Operations and Comprehensive Income based on the value of the collateral and included accrued interest of $7.5 million in the provision for loan loss.

Property Management and Other and General and Administrative Costs

Property management and other costs represent regional and home office costs and include items such as corporate payroll, rent for office space, supplies and professional fees, which represent corporate overhead costs not generated at the properties. General and administrative costs represent the costs to run the public company and include payroll and other costs for employees, audit fees, professional fees and administrative fees related to the public company.

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

The impairment section above includes a discussion of all impairments recognized during the years ended December 31, 2018, 2017 and 2016, which were based on Level 2 and Level 3 inputs. Note 4 includes a discussion of properties measured at fair value on a non-recurring basis using Level 2 and Level 3 inputs and the fair value of debt, which is estimated on a recurring basis using Level 2 and Level 3 inputs. Note 10 includes a discussion of certain redeemable noncontrolling interests that are measured at fair value using Level 1 inputs.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We are exposed to credit risk with respect to cash held at various financial institutions and access to our credit facility. Our credit risk exposure with regard to our cash and the $1.5 billion available under our credit facility is spread among a diversified group of investment grade financial institutions. We had $387.0 million outstanding and no amounts outstanding under our credit facility as of December 31, 2018 and 2017, respectively.

Recently Issued Accounting Pronouncements

Based upon the new revenue recognition guidance, revenue recognized for the year ended December 31, 2018 is not significantly different as compared to what would have been recognized in the same period under guidance that was in effect before the change. Effective January 1, 2018, companies were required to apply a five-step model in accounting for revenue. The core principle of the revenue model is that a company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Lease contracts are excluded from this revenue recognition criteria; however, the sale of real estate is required to follow the new model. Expanded quantitative and qualitative disclosures regarding revenue recognition are required for contracts that are subject to this pronouncement. The new standard could be adopted either retrospectively to each prior reporting period presented or on a modified retrospective approach as a cumulative effect adjustment as of the date of adoption. The Company adopted the model effective January 1, 2018 using the modified retrospective approach for implementation. The Company elected to use the practical expedient to apply the model only to contracts not yet completed as of the date of adoption. The adoption resulted in a cumulative-effect adjustment to increase equity as of January 1, 2018 of approximately $1.90 million related to changes in the revenue recognition pattern of lease commissions earned by the Company from our joint ventures and the sale of condos in our Unconsolidated Real Estate Affiliates (Note 5).

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, Leases. This new guidance, including related Accounting Standard Updates ("ASUs") that have subsequently been issued, was effective January 1, 2019 and requires lessees to recognize a liability to make lease payments and a right-of-use ("ROU") asset, initially measured at the present value of lease payments, for both operating and financing leases. For leases with a term of 12 months or less, lessees will be permitted to make an accounting policy election by class of underlying asset to not recognize lease liabilities and lease assets. The guidance allows lessors to make an accounting policy election, by class of underlying asset, to not separate non-lease components from lease components if certain requirements are met. The guidance also provides an optional transition method which would allow entities to initially apply the new guidance in the period of adoption, recognizing a cumulative-effect adjustment to the opening balance of retained earnings, if necessary.

The Company adopted the new standard on January 1, 2019 and applied the new guidance prospectively from the date of adoption and will not recast prior-period comparative information presented together with the 2019 financial statements. The Company elected to use the “package of practical expedients”, which allows the Company not to reassess under the new standard prior conclusions about lease identification, lease classification, and initial direct costs. The Company does not expect any material adjustments to the opening balance of retained earnings upon adoption of the new standard given the nature of the impacts and the other transition practical expedients elected by the Company.

Upon adoption, the Company expects to recognize a lease liability of approximately $70 million to $80 million for operating leases on our consolidated properties where we are the lessee, such as ground leases and office leases with a term of more than 12 months. For leases with a term of 12 months or less, the Company will make an accounting policy election by class of underlying asset to not recognize lease liabilities and ROU assets. All of the leases for which the Company will record a lease liability and ROU asset are classified as operating leases under existing GAAP, and the current classification will be carried forward subsequent to adoption of Topic 842. Differences in lease classification will affect only the pattern and classification of expense recognition in the income statement.

For leases where the Company is the lessor, the Company expects that accounting for lease components will be largely unchanged from existing GAAP; the Company plans to elect the practical expedient to not separate non-lease components from lease components. This election is expected to result in a change on the Company’s Consolidated Statement of Operations and Comprehensive Income. The Company will no longer present minimum rents, overage rents and tenant recoveries as separate line

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

items because the Company will now account for these line items as a single combined lease component, rental income, on the basis of the lease component being the predominant component in the contract. Topic 842 introduced certain changes to the lease classification rules for lessors. Accordingly, the Company expects that some leases may be classified as sales-type leases after the new standard is adopted. This change is not expected to have a material impact on the Company’s financial statements. The new standard disallows the capitalization of internal leasing costs and legal costs. The Company elected to use the practical expedient in transition to not re-evaluate costs that were previously capitalized. The Company will apply the new guidance on the capitalization of leasing costs prospectively beginning on January 1, 2019.

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

In October 2016, the FASB issued ASU 2016-16, which changed the current income tax accounting for intra-entity asset sales to be only for inventory. The Company adopted this standard effective January 1, 2018. For those companies that did not recognize the income tax impact of a sale other than inventory before the adoption date, the new ASU was applied on a modified retrospective basis, with a cumulative-effect adjustment directly to retained earnings as of January 1, 2018. This resulted in a cumulative-effect adjustment to decrease retained earnings by the unamortized balance of the $18.8 million prepaid asset established in December 2016.

In November 2016, the FASB issued ASU 2016-18, which requires that a statement of cash flows explain the change during the reporting period in the total of cash, cash equivalents and restricted cash or restricted cash equivalents. This standard is effective for public entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this guidance on December 31, 2017, which changed our statements of cash flows and related disclosures for all periods presented.

In February 2017, the FASB issued ASU 2017-05, which clarifies the accounting for the derecognition of nonfinancial assets by eliminating the exception in current GAAP for transfers of investments in real estate entities (including equity method investments). The amendments in this update provide guidance on the accounting of partial sales of nonfinancial assets and contributions of nonfinancial assets to a joint venture or other noncontrolling investee. Upon adoption, an entity would use the guidance in the new revenue recognition standard (discussed above) to determine whether it is transferring multiple, distinct assets and would recognize a gain or loss for each distinct asset transferred. When an entity transfers nonfinancial assets included in a subsidiary and retains or receives an equity interest, it first determines whether it has retained a controlling financial interest in the subsidiary. If so, the entity does not derecognize the assets and accounts for the sale of noncontrolling interest in the subsidiary under the consolidation guidance covering decreases in ownership which would result in recognizing a gain or loss. If an entity retains or receives a noncontrolling interest in the entity that owns the asset post-sale, that noncontrolling interest is considered noncash consideration and is included in the transaction price at its fair value. The retained noncontrolling interest is included at its fair value and results in an entity recognizing 100% of the gain on sale of the asset. The Company adopted this standard as of January 1, 2018 using the modified retrospective approach for implementation. We elected to use the practical expedient to apply the standard only to contracts not yet completed as of the date of adoption. The adoption will result in higher gains on future sales of partial real estate interests due to recognizing 100% of the gain on the sale of the partial interest and recording the retained noncontrolling interest at fair value. As of the adoption date, January 1, 2018, there was no cumulative-effect adjustment recorded to retained earnings.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement. This new guidance is effective January 1, 2020, with early adoption permitted, and modifies the disclosure requirements on fair value measurements. Public entities will be required to disclose the following: (i) the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and (ii) the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. In addition, public entities will no longer be required to disclose the following: (i) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) the policy for timing of transfers between levels and (iii) the valuation processes for Level 3 fair value measurements. The new pronouncement also clarifies and modifies certain existing provisions, including eliminating "at a minimum" from the phrase "an entity shall disclose at a minimum" to promote the appropriate exercise of discretion by entities when considering fair value

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

measurement disclosures and clarifying that materiality is an appropriate consideration when evaluating disclosure requirements. The Company is evaluating the potential impact of this pronouncement on its consolidated financial statements.

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

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

NOTE 3     ACQUISITIONS, SALES AND JOINT VENTURE ACTIVITY

On December 14, 2018, we completed the sale of a 49% joint venture interest in Fashion Place for an initial basis in the partnership of $179.9 million, which resulted in a gain of $294.5 million recognized in gain from changes in control of investment properties and other, net for the year ended December 31, 2018.

On November 1, 2018, we conveyed Oak View Mall to the lender in full satisfaction of $74.7 million in outstanding debt. This transaction resulted in a $12.4 million gain on extinguishment of debt for the year ended December 31, 2018.

On August 27, 2018, the BPR-FF JV LLC joint venture was formed with Brookfield Real Estate Partners F LP. The Company contributed properties and recognized gains (losses) as summarized in the table below ($ in millions):

Property	Prior Ownership	Current Ownership	Total Asset Value	Other Costs (1)	Debt Balance	Book Value of Investment	Gains from changes in control of investment properties and other, net	Unconsolidated Real Estate Affiliates - gain on investment, net
Apache Mall	100%	51%	$143.0	$(2.0)	$73.5	$56.9	$10.6	$—
Augusta Mall	100%	51%	251.8	1.0	170.0	(34.1)	116.9	—
Boise Towne Square	100%	51%	354.5	1.0	142.0	41.6	171.9	—
Columbiana Centre	100%	51%	268.8	(2.0)	137.3	1.0	128.5	—
Coronado Center	100%	51%	359.2	(0.1)	182.8	54.3	122.0	—
Glenbrook Square	100%	51%	166.8	0.4	160.0	0.5	6.7	—
Governor's Square	100%	51%	105.7	0.3	66.9	39.8	(0.7)	—
Lynnhaven Mall	100%	51%	383.7	0.5	235.0	40.9	108.3	—
Market Place Shopping Center	100%	51%	153.1	2.4	113.4	20.0	22.1	—
Mizner Park	50%	26%	235.2	—	—	39.1	—	18.5
Northridge Fashion Center	100%	51%	584.7	(2.3)	221.1	79.0	282.3	—
Oglethorpe Mall	100%	51%	203.1	0.4	149.8	8.5	45.2	—
Park Place	100%	51%	269.6	0.6	176.8	84.6	8.8	—
Pembroke Lakes Mall	100%	51%	471.1	0.8	260.0	40.1	171.8	—
Riverchase Galleria	100%	51%	260.9	6.2	164.2	110.0	(7.1)	—
The Crossroads	100%	51%	108.8	1.9	92.0	15.2	3.5	—
The Gallery at Harborplace	100%	51%	122.3	0.8	74.1	37.8	11.2	—
The Maine Mall	100%	51%	339.7	1.3	235.0	4.8	101.2	—
The Oaks Mall	100%	51%	160.2	0.4	125.1	36.0	(0.5)	—
Tucson Mall	100%	51%	260.1	0.5	246.0	25.7	(11.1)	—
Westroads Mall	100%	51%	287.4	0.4	141.3	68.8	77.7	—
White Marsh Mall	100%	51%	233.5	0.3	190.0	16.1	27.7	—
Woodbridge Center	100%	51%	247.6	5.9	245.1	10.7	(2.3)	—
			$5,970.8	$18.7	$3,601.4	$797.3	$1,394.7	$18.5

(1)	Includes working capital, closing costs, liabilities, and financing costs.

On August 27, 2018, joint ventures were formed with the Teachers Insurance and Annuity Association of America. The Company contributed properties and recognized gains (losses) as summarized in the table below ($ in millions):

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Property	Prior Ownership	Current Ownership	Total Asset Value	Other Costs (1)	Debt Balance	Book Value of Investment	Gains from changes in control of investment properties and other, net	Unconsolidated Real Estate Affiliates - gain on investment, net
Baybrook Lifestyle	53%	29%	$292.5	$(0.1)	$140.0	$17.9	$—	$18.4
Baybrook Mall	100%	51%	683.7	(0.4)	240.3	74.3	368.7	—
The Mall in Columbia	100%	50%	838.9	(10.1)	332.3	256.6	239.9	—
The Shops at La Cantera	75%	38%	847.5	(0.4)	350.0	38.6	334.8	—
			$2,662.6	$(11.0)	$1,062.6	$387.4	$943.4	$18.4

(1)	Includes working capital, closing costs, liabilities,and financing costs.

On August 27, 2018, joint ventures were formed with CBRE Global Investment Partners. The Company contributed properties and recognized gains (losses) as summarized in the table below ($ in millions):

Property	Prior Ownership	Current Ownership	Total Asset Value	Other Costs (1)	Debt Balance	Book Value of Investment	Gains from changes in control of investment properties and other, net	Unconsolidated Real Estate Affiliates - gain on investment, net
Cumberland Mall	100%	51%	$400.0	$(7.2)	$160.0	$7.7	$225.1	$—
Parks at Arlington	100%	51%	530.0	—	239.8	40.7	249.5	—
Ridgedale Center	100%	51%	300.0	—	167.0	153.6	(20.6)	—
			$1,230.0	$(7.2)	$566.8	$202.0	$454.0	$—

(1)	Includes working capital, closing costs, liabilities, and financing costs.

On August 27, 2018, joint ventures were formed with the California Public Employees' Retirement System. The Company contributed properties and recognized gains (losses) as summarized in the table below ($ in millions):

Property	Prior Ownership	Current Ownership	Total Asset Value	Other Costs (1)	Debt Balance	Book Value of Investment	Gains from changes in control of investment properties and other, net	Unconsolidated Real Estate Affiliates - gain on investment, net
Ala Moana Center	63%	50%	$5,045.9	$—	$1,900.0	$112.3	$—	$280.9
Christiana Mall	50%	25%	1,036.9	3.0	550.0	(34.7)	—	159.4
			$6,082.8	$3.0	$2,450.0	$77.6	$—	$440.3

(1)	Includes working capital, closing costs, liabilities, and financing costs.

On August 27, 2018, a new joint venture, BPY Retail Holdings LLC, was formed with an institutional investor who contributed approximately $1.5 billion. As a result of this investment, the institutional investor owns a 9.75% noncontrolling interest in all retail assets of the Company, as all retail assets are wholly or partially owned by the Operating Partnership.

On August 3, 2018, we completed the sale of an anchor box at The Oaks Mall for a gross sales price of $5.0 million, which resulted in a loss of $13.8 million recognized in gains from changes in control of investment properties and other for the year ended December 31, 2018.

On July 13, 2018, we completed the sale of the commercial office unit at 685 Fifth Avenue for a gross sales price of $135.0 million. In conjunction with the sale, we paid down a $100.0 million loan and recognized a gain of $11.4 million in gains from changes in control of investment properties and other, net for the year ended December 31, 2018.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

On January 29, 2018, we completed the sale of a 49.49% joint venture interest in the Sears Box at Oakbrook Center to our joint venture partner for a sales price of $44.7 million, which resulted in a gain of $12.7 million recognized in gains from changes in control of investment properties and other, net for the year ended December 31, 2018.

On September 15, 2016, joint ventures we formed with Simon Property Group and Authentic Brands Group LLC ("ABG") acquired Aeropostale, Inc. ("Aeropostale") for $80.0 million in total cash which included cash for working capital requirements of the retail business. The intellectual property and brand related assets were assigned to the Aero IpCo, LLC venture ("IPCO") and the assets and liabilities necessary to run the stores were assigned to the Aero OpCo, LLC venture ("OPCO"). In connection with the transaction, our total investment was $20.4 million of cash contributed to the ventures for an effective ownership of approximately 26% in the two joint ventures. Aeropostale is a tenant at certain properties for which we receive rental income included in minimum rents on the Consolidated Statements of Operations and Comprehensive Income. On December 29, 2017, we sold approximately 54% of our interest in IPCO to ABG for a sales price of $16.6 million, which resulted in a gain of $12.0 million recognized in Unconsolidated Real Estate Affiliates - gain on investment on our Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2017. On March 30, 2018, ABG exercised their call right to purchase the remaining 46% of our original interest in IPCO for a sales price of $13.9 million, which resulted in a gain of $10.4 million recognized in Unconsolidated Real Estate Affiliates - gain on investment on our Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2018. In addition, we invested $30.5 million in ABG units. The investment is considered a cost method investment and is included in investment in Unconsolidated Real Estate Affiliates on the Consolidated Balance Sheets.

On December 15, 2017, we closed on the sale of The Shops at Fallen Timbers in Maumee, Ohio for $21.0 million. The transaction resulted in a loss on sale of $0.3 million recognized in gains from changes in control of investment properties and other for the year ended December 31, 2017.

On October 3, 2017, we acquired a 100% interest in two anchor boxes at Neshaminy Mall and Oakwood Center located in Bensalem, Pennsylvania and Gretna, Louisiana, respectively. The gross consideration of the two acquired anchor boxes was $21.4 million.

On September 19, 2017, we entered into three transactions with affiliates of Thor Equities ("Thor") related to three separate joint ventures with Thor. First, we acquired 49.9% of its partner's interest in 218 West 57th Street based on a gross property valuation of $104.0 million. After the acquisition, we owned a 99.9% interest in 218 West 57th Street, while Thor retained a 0.1% interest. A portion of the net proceeds from the acquisition were used by Thor to pay off their $12.3 million note receivable to the Company related to the property. Of the remaining net proceeds, $9.75 million was used to pay down a portion of their note receivable for 530 Fifth Avenue and $3.36 million was used to pay down a portion of their note receivable to the Company for 685 Fifth Avenue.
Second, we recapitalized the 530 Fifth Avenue joint venture based on a gross property valuation of $334 million, whereby (i) Thor’s common interest having a value of $48.1 million was converted to a preferred equity interest with a 7.0% cumulative return in 530 Fifth Avenue, which serves as collateral for Thor's still-outstanding note receivable, and (ii) we owned a 90.23% common equity interest in 530 Fifth Avenue, while Thor retained a 9.77% common equity interest. The preferred return payable to Thor must first go toward interest and principal due to the Company under Thor’s note receivable for 530 Fifth Avenue.
Finally, we agreed to recapitalize the 685 Fifth Avenue joint venture based on a gross property valuation of $652.6 million, whereby upon closing (i) Thor’s common interest having a value of $150 million was converted to a preferred equity interest with a 7.0% cumulative return in 685 Fifth Avenue, which serves as collateral for Thor's still-outstanding note receivable, and (ii) we own a 97.03% common equity interest in 685 Fifth Avenue, while Thor retains a 2.97% common equity interest. The preferred return payable to Thor must first go toward interest and principal due to the Company under Thor’s note receivable for 685 Fifth Avenue. The recapitalization was effective on December 31, 2017.
We had previously accounted for our interest in these three joint ventures using the equity method of accounting (Note 2). As a result of the transactions described above, we now consolidate these joint ventures with our joint venture partners' share of equity included in noncontrolling interest (Note 2). In addition, the $48.1 million and $151.3 million notes receivable due from our joint venture partner at 530 Fifth Avenue and 685 Fifth Avenue, respectively, are presented on the balance sheet in noncontrolling interests in consolidated real estate affiliates. The notes receivable and our joint venture partners' share of equity effectively net within the noncontrolling interest.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

The table below summarizes the gain from changes in control calculation ($ in millions):

Gain from changes in control for 218 West 57th Street, 530 Fifth Avenue and 685 Fifth Avenue
Net implied fair value of previous investment and consideration	$250.0
Less: carrying value of Investment in Unconsolidated Real Estate Affiliates	198.1
Gain from changes in control of investment properties and other, net	$51.9

The following table summarizes the allocation of the purchase price to the net assets acquired at the date of acquisition. These allocations were based on the relative fair values of the assets acquired and liabilities assumed ($ in millions):

Allocation of Thor Equities Purchase Price	218 W. 57th Street	530 Fifth Avenue	685 Fifth Avenue
Investment in real estate, including intangible assets and liabilities	$104.0	$334.0	$652.6
Fair value of debt (1)	(53.0)	(221.0)	(340.0)
Net working capital (2)	0.1	14.3	1.7
Net assets acquired	$51.1	$127.3	$314.3
_______________________________________________________________________________

(1)
530 Fifth Avenue includes $31.0 million of an intercompany loan between 530 Fifth Avenue and the Company. 218 W. 57th Street includes $53.0 million of an intercompany loan between 218 W. 57th Street and the Company. Both loans eliminate in consolidation.

(2)	530 Fifth Avenue includes a $9.4 million escrow.

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

On July 12, 2017, we closed on the acquisition of the remaining 50% interest in eight of the 12 anchor boxes included in the existing GS Portfolio Holdings LLC ("GSPH") joint venture with Seritage Growth Properties ("Seritage") for $190.1 million based on a total valuation of $380.2 million. We had previously owned a 50% interest in the joint venture and accounted for the joint venture using the equity method of accounting (Note 2), but as a result of the transaction we now consolidate our 100% interest in the eight acquired anchor boxes. Of the total purchase price, $126.4 million was settled upon closing and Seritage retained certain special rights (governed by a Special Rights Agreement), which were callable by the Company for $63.7 million and were paid in full as of December 31, 2018. Simultaneously, the four remaining anchor boxes in GSPH were distributed to a newly formed joint venture, GS Portfolio Holdings II, LLC ("GSPHII"), between the Company and Seritage in which the ownership interest remains at 50% for both joint venture partners. We account for GSPHII using the equity method of accounting (Note 2). In addition, BPROP provided a loan to GSPHII for $127.4 million. This loan is collateralized by GSPHII's interest in the properties (Note 14). Finally, we acquired a 50% interest in five anchor boxes through a newly formed joint venture, GS Portfolio Holdings 2017 ("GSPH2017"), for $57.5 million. We account for this joint venture using the equity method of accounting (Note 2).

The table below summarizes the gain from changes in control calculation ($ in millions):

Gain from a Change of Control in GSPH
Consideration paid to acquire our joint venture partner's interest	$190.1
Less: carrying value of Investment in Unconsolidated Real Estate Affiliates	147.2
Gain from changes in control of investment properties and other, net	$42.9

On June 30, 2017, we conveyed Lakeside Mall to the lender in full satisfaction of $144.5 million in outstanding debt. This transaction resulted in a $55.1 million gain on extinguishment of debt for the year ended December 31, 2017.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

On June 9, 2017, we closed on the acquisition of our joint venture partner's 50% interest in Neshaminy Mall located in Bensalem, Pennsylvania for a gross purchase price of $65.0 million. Post acquisition, we own 100% of the mall. Prior to the acquisition of the remaining interest, the carrying value for our investment was $55.2 million. As a result of this acquisition, the implied fair value of our previous investment in Neshaminy Mall is $34.2 million, resulting in a loss of $21.0 million, recognized in loss from changes in control of investment properties and other for the year ended December 31, 2017.

On May 12, 2017, we closed on the sale of Red Cliffs Mall in St. George, Utah for $39.1 million. The transaction netted proceeds of approximately $36.3 million and resulted in a gain on sale of $5.6 million recognized in gain from changes in control of investment properties and other for the year ended December 31, 2017.

On December 1, 2016, we entered into an agreement with a qualified intermediary to acquire 605 N. Michigan Avenue located in Chicago, Illinois. The Company loaned the qualified intermediary $140.0 million to acquire the property as replacement property in a reverse 1031 exchange pursuant to the applicable Internal Revenue Service policy. 605 N. Michigan Avenue was deemed to be a VIE for which the Company was deemed to be the primary beneficiary as it has the ability to direct the activities of the entity that most significantly impact its economic performance and has all of the risks and rewards of ownership. Accordingly, the Company consolidated 605 N. Michigan Avenue as of December 31, 2016. The reverse 1031 exchange was closed out during the year ended December 31, 2017, and the sole membership interests of the VIE were assigned to us and the respective outstanding loan was extinguished, resulting in the entity being wholly owned by us and no long considered a VIE. The purchase price allocation was recorded in 2016 using a preliminary estimate of the net assets acquired. Certain amounts were reclassified according to the subsequent purchase price allocation recorded during 2017.

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

The table below summarizes the loss calculation ($ in millions):

Loss from a Change of Control in Riverchase Galleria
Cash paid to acquire our joint venture partner's interest	$33.8
Less: carrying value of investment in Riverchase Galleria	(78.0)
Losses from changes in control of investment properties	$(44.2)

The following table summarizes the allocation of the purchase price to the net assets acquired at the date of acquisition. These allocations were based on the relative fair values of the assets acquired and liabilities assumed. ($ in millions):

Allocation of the Riverchase Purchase Price
Investment in real estate, including intangible assets and liabilities	$274.3
Fair value of debt (1)	(220.7)
Net working capital (2)	12.7
Net assets acquired	$66.3
_______________________________________________________________________________
(1)    Debt represents an intercompany loan between Riverchase Galleria and BPR and eliminates in consolidation.
(2)    Includes tax increment financing (TIF) associated with the city of Hoover, Alabama.

On October 28, 2016, we acquired four Macy's boxes, including the box at Tysons Galleria, at various properties for $45.7 million for the purpose of re-tenanting and repositioning space. Subsequently on December 8, 2016, we acquired an additional Macy's box at Stonestown Galleria for $40.7 million.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

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

The table below summarizes the gain calculation ($ in millions):

Cash received from joint venture partner	$830.5
Less: carrying value of previous investment in Fashion Show	(195.6)
Gain from change in control of investment property	$634.9

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

Brookfield Property REIT Inc.
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

The following table summarizes certain of our assets that are measured at fair value on a nonrecurring basis as a result of impairment charges recorded during the year ended December 31, 2018. No impairment charges were recognized during the year ended December 31, 2017.

	Total Fair Value Measurement	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Provisions for Impairment
Year Ended December 31, 2018
Investments in real estate (1)	$62,490	$—	$—	$62,490	$45,866
_______________________________________________________________________________

(1)	Refer to Note 2 for more information regarding impairment. Investments in real estate includes consolidated properties and Unconsolidated Real Estate Affiliates.

Unobservable Quantitative Input	Range
Discount rates	9.75% to 11.00%
Terminal capitalization rates	9.50% to 10.25%

Disclosure of Fair Value of Financial Instruments

The fair values of our financial instruments approximate their carrying amount in our consolidated financial statements except for debt. Management's estimates of fair value are presented below for our debt as of December 31, 2018 and 2017.

	December 31, 2018		December 31, 2017
	Carrying Amount (1)	Estimated Fair Value	Carrying Amount (2)	Estimated Fair Value
Fixed-rate debt	$6,073,193	$6,048,104	$10,420,252	$10,467,262
Variable-rate debt	6,516,456	6,614,172	2,412,207	2,415,457
	$12,589,649	$12,662,276	$12,832,459	$12,882,719
_______________________________________________________________________________
(1)    Includes net $7.7 million of market rate adjustments and $123.8 million of deferred financing costs.
(2)    Includes net $23.5 million of market rate adjustments and $30.3 million of deferred financing costs.

The fair value of our junior subordinated notes approximates their carrying amount as of December 31, 2018 and 2017. We estimated the fair value of mortgages, notes and other loans payable using Level 2 and Level 3 inputs based on recent financing transactions, estimates of the fair value of the property that serves as collateral for such debt, historical risk premiums for loans of comparable quality, current LIBOR, U.S. treasury obligation interest rates and on the discounted estimated future cash payments to be made on such debt. The discount rates estimated reflect our judgment as to what the approximate current lending rates for loans or groups of loans with similar maturities and assume that the debt is outstanding through maturity. We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Since such amounts are estimates that are

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

based on limited available market information for similar transactions and do not acknowledge transfer or other repayment restrictions that may exist in specific loans, it is unlikely that the estimated fair value of any such debt could be realized by immediate settlement of the obligation.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

NOTE 5     UNCONSOLIDATED REAL ESTATE AFFILIATES

Following is summarized financial information for all of our real estate related Unconsolidated Real Estate Affiliates accounted for using the equity method and a reconciliation to our total investment in Unconsolidated Real Estate Affiliates. The reconciliation to our total investment in Unconsolidated Real Estate Affiliates is inclusive of investments accounted for using the cost method (Note 2).

	December 31, 2018	December 31, 2017
Condensed Combined Balance Sheets—Unconsolidated Real Estate Affiliates (1)
Assets:
Land	$3,595,706	$2,908,181
Buildings and equipment	23,468,110	14,014,665
Less accumulated depreciation	(4,361,210)	(3,794,792)
Construction in progress	489,250	545,305
Net property and equipment	23,191,856	13,673,359
Investments in unconsolidated joint ventures	632,060	613,136
Net investment in real estate	23,823,916	14,286,495
Cash and cash equivalents	540,905	438,664
Accounts receivable, net	348,655	386,634
Notes receivable	22,881	15,058
Deferred expenses, net	511,814	339,327
Prepaid expenses and other assets	796,815	381,980
Total assets	$26,044,986	$15,848,158
Liabilities and Owners' Equity:
Mortgages, notes and loans payable	$16,139,498	$10,504,799
Accounts payable, accrued expenses and other liabilities	1,118,663	1,115,549
Cumulative effect of foreign currency translation ("CFCT")	(21,384)	(38,013)
Owners' equity, excluding CFCT	8,808,209	4,265,823
Total liabilities and owners' equity	$26,044,986	$15,848,158
Investment in Unconsolidated Real Estate Affiliates, Net:
Owners' equity	$8,786,824	$4,227,810
Less: joint venture partners' equity	(4,796,896)	(2,413,822)
Plus: excess investment/basis differences	1,220,632	1,547,462
Investment in Unconsolidated Real Estate Affiliates, net (equity method)	5,210,560	3,361,450
Investment in Unconsolidated Real Estate Affiliates, net (cost method)	30,483	30,483
Elimination of consolidated real estate investment interest through joint venture	—	(52,305)
Retail investment, net	19,912	16,091
Investment in Unconsolidated Real Estate Affiliates, net	$5,260,955	$3,355,719

Reconciliation—Investment in Unconsolidated Real Estate Affiliates:
Asset—Investment in Unconsolidated Real Estate Affiliates	$5,385,582	$3,377,112
Liability—Investment in Unconsolidated Real Estate Affiliates	(124,627)	(21,393)
Investment in Unconsolidated Real Estate Affiliates, net	$5,260,955	$3,355,719
_______________________________________________________________________________

(1)
The Condensed Combined Balance Sheets - Unconsolidated Real Estate Affiliates include the joint ventures formed in conjunction with the BPY Transaction subsequent to August 27, 2018 and Fashion Place subsequent to December 14, 2018 (Note 3).

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Condensed Combined Statements of Income—Unconsolidated Real Estate Affiliates (1)
Revenues:
Minimum rents	$1,402,237	$1,186,646	$1,106,691
Tenant recoveries	568,355	489,307	473,357
Overage rents	49,274	36,377	39,298
Condominium sales	110,792	328,237	520,360
Other	84,049	70,497	52,511
Total revenues	2,214,707	2,111,064	2,192,217
Expenses:
Real estate taxes	182,514	140,944	124,355
Property maintenance costs	36,361	41,550	41,132
Marketing	24,282	21,338	22,368
Other property operating costs	270,071	230,930	214,071
Condominium cost of sales	79,927	239,528	379,401
Provision for doubtful accounts	9,128	6,416	13,665
Property management and other costs (2)	103,475	84,446	71,499
General and administrative	3,026	2,101	3,198
Depreciation and amortization	725,316	505,387	466,715
Total expenses	1,434,100	1,272,640	1,336,404
Interest income	7,401	11,054	9,505
Interest expense	(550,939)	(465,242)	(318,628)
Provision for income taxes	(1,842)	(1,312)	(1,278)
Equity in loss of unconsolidated joint ventures	(33,621)	(23,553)	(45,057)
Income from continuing operations	201,606	359,371	500,355
Allocation to noncontrolling interests	(78)	(103)	(128)
Net income attributable to the ventures	$201,528	$359,268	$500,227
Equity In Income of Unconsolidated Real Estate Affiliates:
Net income attributable to the ventures	$201,528	$359,268	$500,227
Joint venture partners' share of income	(97,758)	(162,469)	(235,544)
Elimination of loss from consolidated real estate investment with interest owned through joint venture	679	860	1,266
Gain (loss) on retail investment	12,374	(3,874)	4,264
Amortization of capital or basis differences	(30,271)	(41,035)	(38,598)
Equity in income of Unconsolidated Real Estate Affiliates	$86,552	$152,750	$231,615
_______________________________________________________________________________

(1)
The Condensed Combined Statements of Income - Unconsolidated Real Estate Affiliates include income from Miami Design District subsequent to June 1, 2017, income from the joint ventures formed in conjunction with the BPY Transaction subsequent to August 27, 2018 and Fashion Place subsequent to December 14, 2018 (Note 3).

(2)	Includes management fees charged to the unconsolidated joint ventures by BPRRS and BPRI.

The Unconsolidated Real Estate Affiliates represent our investments in real estate joint ventures that are not consolidated. We hold interests in 28 domestic joint ventures, comprising 67 U.S. retail properties and one joint venture in Brazil. Generally, we share in the profits and losses, cash flows and other matters relating to our investments in Unconsolidated Real Estate Affiliates in accordance with our respective ownership percentages. We manage most of the properties owned by these joint ventures. We account for investments in joint ventures where we own a non-controlling joint interest using either the equity method or the cost

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

method. If we have significant influence but not control over the investment, we utilize the equity method. If we have neither control nor significant influence, we utilize the cost method. If we control the joint venture, we account for the venture as a consolidated investment.

On June 1, 2017, we received an additional 7.3% of our joint venture partner's membership interests in Miami Design District in full satisfaction of two promissory notes for $57.6 million and $40.4 million, respectively, resulting in a total ownership of 22.3%. We determined that we had significant influence over the investment subsequent to the acquisition of the additional interest, and therefore we changed our method of accounting for this joint venture from the cost method to the equity method (Note 2).

On July 12, 2017, we closed on the acquisition of the remaining 50% interest in eight anchor boxes included in the GSPH joint venture with Seritage. We had previously owned a 50% interest in the joint venture and accounted for the joint venture using the equity method of accounting, but as a result of the transaction we now consolidate our 100% interest in the eight acquired anchor boxes. Simultaneously, we distributed the four remaining anchor boxes in GSPH to a newly formed joint venture, GSPHII, between the Company and Seritage in which the ownership interest remains at 50% for both joint venture partners, and we continue to account for this joint venture using the equity method of accounting. Finally, we acquired a 50% interest in five anchor boxes through a newly formed joint venture, GSPH2017, which we account for using the equity method of accounting.

On September 19, 2017, we entered into three transactions with affiliates of Thor related to joint ventures between the Company and Thor at 218 West 57th Street, 530 Fifth Avenue and 685 Fifth Avenue. As a result of these transactions, we changed our method of accounting for these three joint ventures from the equity method of accounting. We now consolidate the joint ventures with our joint venture partner's share of equity included in noncontrolling interest (Note 3).

Condominium Sales and Condominium Cost of Sales

On March 7, 2014, we formed a joint venture, AMX Partners, LLC, with Kahikolu Partners, LLC, for the purpose of constructing a luxury residential condominium tower (the Park Lane condominium project) on a site located within the Ala Moana Shopping Center. Under the previous revenue recognition guidance, the percentage of completion method was used to account for the sales revenue of the Park Lane condominium project. Upon adoption of the new revenue recognition standard (Note 2), risks and rewards of ownership and control over the condominium unit transfers upon the closing of the sale to the customer, and as such, the joint venture will recognize revenue for the condominium unit upon closing.

Unconsolidated Mortgages, Notes and Loans Payable and Retained Debt

Our proportionate share of the mortgages, notes and loans payable of the unconsolidated joint ventures was $7.6 billion as of December 31, 2018 and $5.1 billion as of December 31, 2017, including Retained Debt (as defined below). There can be no assurance that the Unconsolidated Properties will be able to refinance or restructure such debt on acceptable terms or otherwise, or that joint venture operations or contributions by us and/or our partners will be sufficient to repay such loans.

We have debt obligations in excess of our pro rata share of the debt for one of our Unconsolidated Real Estate Affiliates ("Retained Debt"). This Retained Debt represents distributed debt proceeds of the Unconsolidated Real Estate Affiliates in excess of our pro rata share of the non-recourse mortgage indebtedness. The proceeds of the Retained Debt which were distributed to us are included as a reduction in our investment in Unconsolidated Real Estate Affiliates. We had Retained Debt of $83.3 million at one property as of December 31, 2018, and $85.2 million as of December 31, 2017. We are obligated to contribute funds on an ongoing basis, as needed, to our Unconsolidated Real Estate Affiliates in amounts sufficient to pay debt service on such Retained Debt. If we do not contribute such funds, our interest in or our distributions from such Unconsolidated Real Estate Affiliates could be reduced to the extent of such deficiencies. As of December 31, 2018, we do not anticipate an inability to perform on our obligations with respect to Retained Debt.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

NOTE 6     MORTGAGES, NOTES AND LOANS PAYABLE

Mortgages, notes and loans payable and the weighted-average interest rates are summarized as follows:

	December 31, 2018 (1)	Weighted-Average Interest Rate (2)	December 31, 2017 (3)	Weighted-Average Interest Rate (2)
Fixed-rate debt:
Collateralized mortgages, notes and loans payable	$6,073,193	4.38%	$10,420,252	4.41%
Total fixed-rate debt	6,073,193	4.38%	10,420,252	4.41%
Variable-rate debt:
Collateralized mortgages, notes and loans payable (4)	1,702,142	4.22%	2,418,628	3.39%
Unsecured corporate debt (5)	4,814,314	4.86%	(6,421)	—
Total variable-rate debt	6,516,456	4.69%	2,412,207	3.39%
Total Mortgages, notes and loans payable	$12,589,649	4.54%	$12,832,459	4.22%
Junior Subordinated Notes	$206,200	3.97%	$206,200	2.83%
_______________________________________________________________________________

(1)	Includes net $7.7 million of market rate adjustments and $123.8 million of deferred financing costs.

(2)	Represents the weighted-average interest rates on our principal balances, excluding the effects of market rate adjustments and deferred financing costs.

(3)	Includes net $23.5 million of market rate adjustments and $30.3 million of deferred financing costs.

(4)	$1.4 billion of the variable-rate balance is cross-collateralized.

(5)	Includes deferred financing costs, which are shown as a reduction to the debt balance. See table below for the balance excluding deferred financing costs.

Collateralized Mortgages, Notes and Loans Payable

As of December 31, 2018, $11.9 billion of land, buildings and equipment (before accumulated depreciation) and construction in progress have been pledged as collateral for our consolidated mortgages, notes and loans payable. Certain of these consolidated secured loans, representing $1.4 billion of debt, are cross-collateralized. Although a majority of the $7.8 billion of consolidated fixed and variable rate collateralized mortgages, notes and loans payable are non-recourse, $689.4 million of such mortgages, notes and loans payable are recourse to the Company as guarantees on secured financings. In addition, certain mortgage loans contain other credit enhancement provisions which have been provided by BPR. Certain mortgages, notes and loans payable may be prepaid but are generally subject to a prepayment penalty equal to a yield-maintenance premium, defeasance or a percentage of the loan balance.

During the year ended December 31, 2018, we refinanced a consolidated mortgage note at 685 Fifth Avenue. The prior $340.0 million variable-rate consolidated mortgage note matured on July 1, 2018 and had an interest rate of LIBOR plus 2.75%. In connection with the refinancing, $100.0 million remained related to the commercial office unit and a new $275.0 million fixed-rate consolidated mortgage note with a term-to-maturity of 10.0 years and an interest rate of 4.53% was obtained on the retail unit. The $100.0 million was paid down in full in conjunction with the sale of the commercial office unit on July 13, 2018. In addition, we obtained a new fixed-rate subordinate loan at The Woodlands Mall for $62.4 million with an interest rate of 4.05% and obtained a new fixed-rate loan at 605 North Michigan Avenue for $80.0 million with an interest rate of 4.76%. We also refinanced mortgage notes totaling $117.0 million at two properties. The prior loans totaling $152.3 million had a weighted-average interest rate of 4.42%. The new loans have a weighted-average term-to-maturity of 4.3 years and a weighted-average interest rate of 5.24%. We released Columbiana Centre from the $1.4 billion term loan, substituting Columbia Mall and Quail Springs Mall and conveyed Oak View Mall to the lender in full satisfaction of $74.7 million in outstanding debt. The Oak View transaction resulted in a $12.4 million gain on extinguishment of debt for the year ended December 31, 2018.

During the year ended December 31, 2017, we paid down a $73.4 million consolidated mortgage note at Four Seasons Town Centre. The prior loan had a term-to-maturity of 0.2 years and an interest rate of 5.6%. Four Seasons Town Centre subsequently replaced a property that was sold during the year ended December 31, 2017 as collateral in our $1.4 billion loan secured by cross-

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

collateralized mortgages on 15 properties. In addition, we obtained a new consolidated mortgage note at Mall of Louisiana for $325.0 million with an interest rate of 3.98%. Also, as a result of the three transactions at 218 West 57th Street, 530 Fifth Avenue and 685 Fifth Avenue (Note 3), we now consolidate a total of $450.0 million consolidated mortgage notes with interest rates of LIBOR plus 2.75% and LIBOR plus 3.25%. Finally, we refinanced a $190.0 million consolidated mortgage note with a $110.0 million consolidated mortgage note at 530 Fifth Avenue. Both notes had an interest rate of LIBOR plus 3.25%. We manage our exposure to interest rate fluctuations related to this debt using interest rate cap agreements. However, our efforts to manage risks associated with interest rate volatility may not be successful.

Our $1.4 billion loan is secured by cross-collateralized mortgages on 15 properties. The interest rate is LIBOR plus 1.75% and the recourse is 50%. The loan matures on April 25, 2019, with two one year extension options.

Corporate and Other Unsecured Loans

We have certain unsecured debt obligations, the terms of which are described below:

	December 31, 2018 (1)	Weighted-Average Interest Rate	December 31, 2017 (2)	Weighted-Average Interest Rate
Unsecured debt:
Unsecured corporate debt	4,923,740	4.86%	—	—
Total unsecured debt	$4,923,740	4.86%	$—	—

(1)	Excludes deferred financing costs of $109.4 million in 2018 that decrease the total amount that appears outstanding in our Consolidated Balance Sheets.

(2)	Excludes deferred financing costs of $6.4 million in 2017 that decrease the total amount that appears outstanding in our Consolidated Balance Sheets.

The Company entered into a new credit agreement (the "Agreement") dated as of August 24, 2018 consisting of a revolving credit facility (the "Facility"), Term A-1 and A-2 loans, and a Term B loan. The Facility provides for revolving loans of up to $1.5 billion and borrowings bear interest at a rate equal to LIBOR plus 225 basis points. The Facility is scheduled to mature in August 2022 and had outstanding borrowings of $387.0 million as of December 31, 2018. The Term A-1 Loan has a total commitment of $900.0 million, with $700.0 million attributable to BPR and $200.0 million attributable to an affiliate, and is scheduled to mature in August 2021 bearing interest at a rate equal to LIBOR plus 225 basis points. The Term A-2 Loan has a total commitment of $2.0 billion and is scheduled to mature in August 2023 bearing interest at a rate equal to LIBOR plus 225 basis points. The Term B Loan has a total commitment of $2.0 billion and is scheduled to mature in August 2025 bearing interest at a rate equal to LIBOR plus 250 basis points. The Term A-1, A-2, and B Loans are contractually obligated to be prepaid through net proceeds from property level refinances and asset sales as outlined in the Agreement. The Agreement contains certain restrictive covenants which limit material changes in the nature of our business conducted, including, but not limited to, mergers, dissolutions or liquidations, dispositions of assets, liens, incurrence of additional indebtedness, dividends, transactions with affiliates, prepayment of subordinated debt, negative pledges and changes in fiscal periods. In addition, we are required not to exceed a maximum net debt-to-value ratio and fixed charge coverage ratio. As of December 31, 2018, we are not aware of any instances of non-compliance with such covenants.

Junior Subordinated Notes

GGP Capital Trust I, a Delaware statutory trust (the "Trust") completed a private placement of $200.0 million of trust preferred securities ("TRUPS") in 2006. The Trust also issued $6.2 million of common securities to BPROP. The Trust used the proceeds from the sale of the TRUPS and common securities to purchase $206.2 million of floating rate junior subordinated notes of BPROP due 2036. Distributions on the TRUPS are equal to LIBOR plus 1.45%. Distributions are cumulative and accrue from the date of original issuance. The TRUPS mature on April 30, 2036, but may be redeemed beginning on April 30, 2011 if the Trust exercises its right to redeem a like amount of junior subordinated notes. The junior subordinated notes bear interest at LIBOR plus 1.45% and are fully recourse to the Company. We have recorded the junior subordinated notes as a liability and our common equity interest in the Trust as prepaid expenses and other assets in our Consolidated Balance Sheets as of December 31, 2018 and December 31, 2017.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Letters of Credit and Surety Bonds

We had outstanding letters of credit and surety bonds of $42.4 million as of December 31, 2018 and $51.3 million as of December 31, 2017. These letters of credit and bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.

We are not aware of any instances of non-compliance with our financial covenants related to our mortgages, notes and loans payable as of December 31, 2018.

NOTE 7     INCOME TAXES

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. We intend to maintain REIT status. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our taxable ordinary income. In addition, the Company is required to meet certain asset and income tests.

As a REIT, we will generally not be subject to corporate level Federal income tax on taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to Federal income taxes at regular corporate rates and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income or property, and to Federal income and excise taxes on our undistributed taxable income and capital gains. We are currently statutorily open to audit by the Internal Revenue Service for the years ended December 31, 2015 through 2018 and are statutorily open to audit by state taxing authorities for the years ended December 31, 2014 through 2018.

In conjunction with the BPY Transaction, certain of BPR’s subsidiaries contributed in a taxable manner a portion of their interests in specific assets to a newly formed corporate subsidiary of BPRI. This taxable contribution caused an increase in the tax basis of the contributed assets to fair market value and generated a related taxable gain to the Company, which has been distributed to shareholders. The increase in tax basis in the assets created a book to tax basis temporary difference of approximately $2.6 billion and a related deferred tax asset of $638.5 million within the newly formed subsidiary of BPRI. We determined that this deferred tax asset was properly recorded through our income statement and that no valuation allowance is necessary on the deferred tax assets as of December 31, 2018 primarily due to our ability to recognize the benefit of the increased tax basis through operations or sale of properties.

The provision for (benefit from) income taxes for the years ended December 31, 2018, 2017, and 2016 are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Current	$6,499	$8,658	$804
Deferred	(600,685)	(19,554)	97
Total	$(594,186)	$(10,896)	$901

Realization of a deferred tax benefit is dependent upon generating sufficient taxable income in future periods. The Company has $78.7 million of federal and state loss carryforwards, the majority of which are currently scheduled to expire in subsequent years through 2037.  Federal operating losses of $7.4 million generated during 2018 and later will be carried forward indefinitely until utilized.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Each TRS and certain REIT entities subject to state income taxes are tax paying components for purposes of classifying deferred tax assets and liabilities. Net deferred tax assets (liabilities) are summarized as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Total deferred tax assets	$630,215	$29,801	$22,090
Valuation allowance	(8,857)	(8,740)	(15,147)
Net deferred tax assets	621,358	21,061	6,943
Total deferred tax liabilities	(2,083)	(2,428)	(3,843)
Net deferred tax assets	$619,275	$18,633	$3,100

Due to the uncertainty of the realization of certain tax carryforwards, we have established valuation allowances on those deferred tax assets that we do not reasonably expect to realize. Deferred tax assets that we believe have only a remote possibility of realization have not been recorded.

The tax effects of temporary differences and carryforwards included in the net deferred tax assets (liabilities) as of December 31, 2018, December 31, 2017 and December 31, 2016 are summarized as follows:

	December 31, 2018	December 31, 2017 (1)	December 31, 2016
Operating loss and other carryforwards (2)	$63,604	$47,577	$42,496
Other TRS property, primarily differences in basis of assets and liabilities	564,528	(20,204)	(24,249)
Valuation allowance	(8,857)	(8,740)	(15,147)
Net deferred tax assets	$619,275	$18,633	$3,100
_______________________________________________________________________________

(1)	Due to the changes in the Tax Cuts and Jobs Act, the deferred tax assets and liabilities including the valuation allowances were revalued as of December 31, 2017 using the new corporate tax rate.

(2)	Includes solar and other tax credits of $43.5 million, $33.6 million and $20.6 million as of December 31, 2018, December 31, 2017 and December 31, 2016, respectively.

We have no unrecognized tax benefits recorded pursuant to uncertain tax positions as of December 31, 2018 and December 31, 2017.

NOTE 8     WARRANTS

As of December 31, 2016, Brookfield and certain parties who were previously members of a Brookfield investor consortium owned 73,930,000 warrants (the "Warrants") to purchase common stock of GGP with an initial weighted average exercise price of $10.70. Each Warrant was fully vested upon issuance, had a term of seven years and expired on November 9, 2017. Below is a summary of Warrants that were originally issued.

Warrant Holder	Number of Warrants	Initial Exercise Price
Brookfield - A	57,500,000	$10.75
Brookfield - B	16,430,000	10.50
	73,930,000

The exercise prices of the Warrants were subject to adjustment for future dividends, stock dividends, distribution of assets, stock splits or reverse splits of our common stock or certain other events. In accordance with the agreement, these calculations adjusted both the exercise price and the number of shares issuable for the originally issued 73,930,000 Warrants. During 2017, the number of shares issuable upon exercise of the outstanding Warrants changed as follows:

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

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

During 2017, 83,866,187 shares of the Company's common stock were issued for exercised Warrants. As of December 31, 2017, no Warrants remained outstanding. Refer to the following paragraphs for details pertaining to each transaction.

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

On November 2, 2017, The Northern Trust Company exercised 8,258,881 Warrants to purchase common stock, par value $0.01 per share, using the full share settlement method. On November 7, 2017, the Warrants exercised were settled in accordance with the terms of the Warrant Agreement and 10,731,589 shares of common stock were issued for an aggregate of $88.8 million in cash.

NOTE 9     RENTALS UNDER OPERATING LEASES

We receive rental income from the leasing of retail and other space under operating leases. The minimum future rentals based on operating leases of our Consolidated Properties as of December 31, 2018 are as follows:

Year	Amount
2019	$764,196
2020	696,381
2021	621,582
2022	543,232
2023	464,453
Subsequent	1,442,312
$4,532,156

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

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

NOTE 10     EQUITY AND REDEEMABLE NONCONTROLLING INTERESTS

Allocation to Noncontrolling Interests

Noncontrolling interests consists of the redeemable interests related to BPROP Common, Preferred, and LTIP Units and the noncontrolling interest in our consolidated joint ventures. The following table reflects the activity included in the allocation to noncontrolling interests.

	Year Ended December 31,
	2018	2017	2016
Distributions to preferred BPROP units ("Preferred Units")	$(4,636)	$(1,867)	$(8,680)
Net income allocation to noncontrolling interests in BPROP from continuing operations ("Common Units")	(31,803)	(4,830)	(7,051)
Net income allocation to noncontrolling interests in BPROP from continuing operations ("LTIP units")	(8,159)	(1,502)	(2,920)
Net income allocated to noncontrolling interest in consolidated real estate affiliates	(915)	(1,340)	(1,255)
Net income allocated to noncontrolling interests of the Operating Partnership (1)	(27,715)	—	—
Allocation to noncontrolling interests	(73,228)	(9,539)	(19,906)
Other comprehensive (income) loss allocated to noncontrolling interests	(39)	89	2
Comprehensive income allocated to noncontrolling interests	$(73,267)	$(9,450)	$(19,904)
_______________________________________________________________________________
(1)    Represents the noncontrolling interest of our institutional investor (Note 3).

Noncontrolling Interests

The noncontrolling interest related to the Common, Preferred, and LTIP Units of BPROP are presented either as redeemable noncontrolling interests in mezzanine equity or as noncontrolling interests in our permanent equity on our Consolidated Balance Sheets. Classification as redeemable or permanent equity is considered on a tranche-by-tranche basis and is dependent on whether we could be required, under certain events outside of our control, to redeem the securities for cash by the holders of the securities, Those tranches for which we could be required to redeem the security for cash are included in redeemable equity. If we control the decision to redeem the securities for cash, the securities are classified as permanent equity.

The redeemable Common and Preferred Units of BPROP are recorded at the greater of the carrying amount adjusted for the noncontrolling interest’s share of the allocation of income or loss (and its share of other comprehensive income or loss) and dividends or their redemption value (i.e. fair value) as of each measurement date. The excess of the fair value over the carrying amount from period to period is recorded within additional paid-in capital in our Consolidated Balance Sheets. Allocation to noncontrolling interests is presented as an adjustment to net income to arrive at net income (loss) attributable to BPR. The preferred redeemable noncontrolling interests have been recorded at carrying value.

Generally, each Series K Preferred Unit of BPROP entitles its holder to distributions and a liquidation preference identical to those established for each share of BPR’s Class A Stock, and each Series L Preferred Unit of BPROP entitles its holder to distributions and a liquidation preference identical to those established for each share of BPR’s Class B Stock. Each LTIP Unit of BPROP is convertible into, and, except for the level of preference, entitles its holder to regular and liquidating distributions equivalent to that of, 0.016256057 Series K Preferred Units, subject to adjustment. Each Series K unit received by an LTIP holder in connection with the BPY Transaction is redeemable for a cash amount equal to the average closing price of BPR’s Class A Stock for the five consecutive trading days ending on the date of the notice of redemption, provided that BPR may elect to satisfy such redemption by delivering one share of BPR’s Class A Stock. If the holders had requested redemption of the Class A stock and Preferred Units as of December 31, 2018, the aggregate amount of cash the company would have paid would have been $1.77 billion and $68.6 million, respectively.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Holders of Series B Preferred Units, Series D Preferred Units, Series E Preferred Units and Series G Preferred Units of BPROP are each entitled to periodic distributions at the rates set forth in the Fifth Amended and Restated Agreement of Limited Partnership of BPROP. Holders of Common Units of BPROP are entitled to distributions of all or a portion of BPROP’s remaining net operating cash flow, when and as declared by BPROP’s general partner. However, the Fifth Amended and Restated Agreement of Limited Partnership of BPROP permits distributions solely to BPR if such distributions were required to allow the Company to comply with the REIT distribution requirements or to avoid the imposition of excise tax.

The Series D Preferred Units of BPROP are convertible based on a conversion ratio of 1.50821, which is the quotient of the Series D Preferred Unit’s $50 liquidation preference and $33.151875 conversion price. Upon conversion, each Series D Preferred Unit entitles its holder to (i) $21.9097 in cash, (ii) a number of Series K Preferred Units of BPROP equal to (x) 0.40682134 Series K Preferred Units (which is subject to adjustment), multiplied by (y) the Series D conversion ratio; and (iii) a number of Common Units of BPROP equal to (x) one Common Unit (which is subject to adjustment), multiplied by (y) the Series D conversion ratio.

The Series E Preferred Units of BPROP are convertible based on a conversion ratio of 1.29836, which is the quotient of the Series E Preferred Unit’s $50 liquidation preference and $38.51 conversion price. Upon conversion, each Series E Preferred Unit entitles its holder to (i) $18.8613 in cash, (ii) a number of Series K Preferred Units of BPROP equal to (x) 0.40682134 Series K Preferred Units (which is subject to adjustment), multiplied by (y) the Series E conversion ratio; and (iii) a number of Common Units of BPROP equal to (x) one Common Unit (which is subject to adjustment), multiplied by (y) the Series E conversion ratio.

As of December 31, 2018, there were 532,749.6574 Series D Preferred Units of BPROP outstanding and 502,657.8128 Series E Preferred Units of BPROP outstanding.

Also, as of December 31, 2018, there were 9,717.658 Series B Preferred Units of BPROP outstanding. As of July 10, 2017, the Series B Preferred Unit conversion option expired, and each Series B Preferred Unit now has a fixed cash redemption value of $50 per unit. As of December 31, 2018, there were 4,176,972.006 Common Units of BPROP outstanding that had been issued upon conversion of Series B Preferred Units and 1,044,082.000 Series K Preferred Units of BPROP outstanding that were distributed with respect to such Common Units, which are both subject to certain redemption rights.

Only the holders of the Series K Preferred Units of BPROP issued upon conversion of Series D Preferred Units or Series E Preferred Units of BPROP have the right to redeem such Series K Preferred Units for a cash amount equal to the average closing price of BPR’s Class A Stock for the five consecutive trading days ending on the date of the notice of redemption, provided that BPR may elect to satisfy such redemption by delivering one share of BPR’s Class A Stock. The holder of each Common Unit of BPROP issued upon conversion of Series D Preferred Units or Series E Preferred Units of BPROP has the right to redeem such Common Unit for a cash amount equal to $0.324405869, subject to adjustment.

Except as otherwise noted, the Common, Preferred, and LTIP Units of BPROP are not convertible or redeemable at the election of either the holder or BPROP.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

The following table reflects the activity of the redeemable noncontrolling interests for the years ended December 31, 2018, 2017, and 2016.

Balance at January 1, 2016	$287,627
Net income	7,051
Distributions	(5,449)
Redemption of operating partnership units	(2,120)
Preferred Unit Redemption to Common Stock	(2)
Other comprehensive income	(3,205)
Fair value adjustment for redeemable noncontrolling interests in Operating Partnership	(21,175)
Balance at December 31, 2016	$262,727
Balance at January 1, 2017	262,727
Net income	4,830
Distributions	(6,573)
Redemption of operating partnership units	(651)
Preferred Unit Redemption to Common Stock	—
Other comprehensive income	(89)
Fair value adjustment for redeemable noncontrolling interests in Operating Partnership	(12,118)
Balance at December 31, 2017	$248,126
Balance at January 1, 2018	$248,126
Net income	31,803
Distributions	(3,685)
Adjustment of Mezzanine Equity to fair value	(40,294)
Common Unit Redemption to Common Stock	(85,818)
Other comprehensive income	39
Reclassification of Mezzanine Equity to Permanent Equity	(37,841)
Pre-Closing Dividend	(60,673)
BPR Equity Recapitalization	21,923
LTIP Conversion to Series K	116
Balance at December 31, 2018	$73,696

Class A Stock

Class A Stock refers to the Company's Class A Stock, par value $0.01 per share, authorized and issued to unaffiliated GGP common stockholders as part of the BPY Transaction.

Each share of Class A Stock is entitled to cumulative dividends per share in a cash amount equal in value to the amount of any distribution made on a BPY unit. In addition, each share of Class A Stock is exchangeable for one BPY unit or its cash equivalent (the form of payment to be determined by BPUS, in its sole discretion). Such exchange and distribution rights are subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. If and to the extent declared by the Company's board of directors, the record and payment dates for the dividends or other distributions upon the shares of Class A Stock, to the extent not prohibited by applicable law, is expected to be the same as the record and payment dates for the dividends or other distributions upon the BPY units. Pursuant to the terms of the Company's charter, all such dividends to holders of Class A Stock will be paid prior and in preference to any dividends or distributions on the Class B Stock, Class C Stock or the Common Stock and will be fully declared and paid before any dividends are declared and paid or any other distributions are made on any Class B Stock, Class C Stock or the Common Stock. The holders of Class A Stock shall not be entitled to any dividends from BPR other than the Class A dividend.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Upon any liquidation, dissolution or winding up of the Company that is not a Market Capitalization Liquidation Event (as defined below) or substantially concurrent with the liquidation, dissolution or winding up of BPY, the holders of Class A Stock are entitled to a cash amount, for each share of Class A Stock, equal to the market price of one BPY unit (subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR) on the date immediately preceding announcement of such liquidation, dissolution or winding up, plus all declared and unpaid dividends. If, upon any such liquidation, dissolution or winding up, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will be distributed among the holders of Class A Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

If the market capitalization of the Class A Stock (i.e., if the price per share of Class A Stock, multiplied by the number of shares of Class A Stock outstanding) averages, over any period of 30 consecutive trading days, less than one (1) billion dollars, the Company's Board of Directors will have the right to liquidate BPR’s assets and wind up BPR’s operations (a "Market Capitalization Liquidation Event"). Upon any Market Capitalization Liquidation Event, the holders of Class A Stock shall be entitled to a cash amount, for each share of Class A Stock, equal to the dollar volume-weighted average price of one BPY unit over the ten (10) trading days immediately following the public announcement of such Market Capitalization Liquidation Event, plus all declared and unpaid dividends. If, upon any such market capitalization liquidation event, the assets of BPR are insufficient to make such payment in full, then the assets of BPR will be distributed among the holders of Class A Stock ratably in proportion to the full amounts which they would otherwise be respectively entitled to receive. Notwithstanding the foregoing, upon any market capitalization liquidation event, BPY may elect to exchange all of the outstanding shares of the Class A Stock for BPY units on a one-for-one basis, subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR.

Holders of Class A Stock have the right to exchange all or a portion of their Class A Stock for cash at a price equal to the value of an equivalent number of BPY units, subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. Upon receipt of a request for exchange, BPR will deliver a notice of exchange to BPY within one (1) business day and will have ten (10) business days to deliver the cash amount to the tendering holder. Upon receipt of the notice of exchange, BPY may elect to satisfy BPR’s exchange obligation by exchanging all of the shares of the Class A Stock tendered for BPY units on a one-for-one basis. This initial one-for-one conversion factor is subject to adjustment in the event of certain dilutive or other capital events by BPY or BPR. If so elected, BPY will have to satisfy such obligation within ten (10) business days from the date of the notice of exchange. If BPY exercises its right to assume the exchange obligation, units of BPY units will be delivered in exchange for the Class A Stock and such Class A Stock will automatically be converted into Class B Stock.

As there are certain events outside of the Company’s control whereby it could be required to redeem the Class A Stock for cash by the holders of the securities, the Class A Stock is included in redeemable equity. Accordingly, the Class A Stock are recorded at the greater of the carrying amount or their redemption value (i.e. fair value) as of each measurement date. The excess of the fair value over the carrying amount from period to period is recorded within additional paid-in capital in the Company’s Consolidated Balance Sheets.

Class B Stock

The following description of Class B Stock sets forth certain general terms and provisions of Class B Stock. Each share of Class B-1 Stock shall have terms (including the same powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions) identical to the terms of a share of Class B Stock. References herein to Class B Stock shall be deemed to be a reference to Class B Stock and Class B-1 Stock, as applicable.

Pursuant to the Charter Amendments and subject to the prior rights of holders of all classes, including the Class A Stock, and any series of preferred stock at the time outstanding having prior rights as to dividends, each share of Class B Stock entitles its holder to cumulative dividends per share in a cash amount at a rate of 10% per year of the Class B liquidation amount per share, with such Class B liquidation amount per share equal to the last closing price of a share of GGP common stock on the New York Stock Exchange on the trading day immediately preceding the date the series B designations was filed with the Secretary of State of the State of Delaware. Dividends on the Class B Stock may also be paid by an in-kind distribution of additional shares of Class B Stock or any other class of shares of capital stock of BPR ranking junior to the Class A Stock. Dividends on the Class B Stock shall be cumulative and shall be payable quarterly in arrears, when, as and if declared by the Company's Board of Directors with respect to dividends on the Class B Stock.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Holders of the Class B Stock are not entitled to receive dividends, redemptions or other distributions: (i) unless and until (a) BPR has paid the aggregate dividends owed to the holders of Class A Stock and (b) the dividend coverage ratio (as defined below) is equal to or greater than 1.25:1, (ii) if any tendering holder of Class A Stock has not received the cash or BPY units due upon exchange or (iii) if holders of Class A Stock are owed cash in the event of an adjustment to the conversion factor. The dividend coverage ratio is referred to as a ratio of (i) BPR’s funds from operations, as calculated in accordance with the definition of funds from operations used by Nareit, for the immediately preceding fiscal quarter, to (ii) the product of (a) the amount of the most recent regular quarterly distribution declared by BPY on each BPY unit, times (b) the number of shares of Class A Stock outstanding at such time.

Class C Stock

Class C Stock refers to the Company's Class C Stock, par value $0.01 per share, authorized as part of the BPY Transaction. Pursuant to the amended charter and subject to the prior rights of holders of all classes, including the holders of Class A Stock and Class B Stock, and any series of preferred stock at the time outstanding having prior rights as to dividends, each share of Class C Stock entitles its holder to dividends when, as and if declared by the Company's Board of Directors out of any assets of BPR legally available therefore. The record and payment date for dividends on shares of Class C Stock shall be such date that the Company's Board of Directors shall designate.

Notwithstanding the foregoing, holders of the Class C Stock are not entitled to receive dividends, redemptions or other distributions: (i) unless and until (a) BPR has paid the aggregate dividends owed to the holders of Class A Stock and (b) the dividend coverage ratio is equal to or greater than 1.25:1, (ii) if any tendering holder of Class A Stock has not received the cash or BPY units due upon exchange, (iii) if holders of Class A Stock are owed cash in the event of an adjustment to the conversion factor or (iv) unless and until the full cumulative dividends on the Class B Stock for all past dividend periods and any current dividend periods have been (or contemporaneously are) (a) declared or paid in cash or (b) declared and a sum sufficient for the payment thereof in cash is set apart for such payment.

Class A Stock Dividend

Our Board of Directors declared Class A Stock dividends during 2018 as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share
2018
November 1	November 30, 2018	December 31, 2018	$0.315
August 28	August 31, 2018	September 28, 2018	0.315

Common Stock Dividend

Our Board of Directors declared common stock dividends during 2018 and 2017 as follows:

Declaration Date (1)	Record Date	Payment Date	Dividend Per Share
2018
May 3	July 13, 2018	July 31, 2018	$0.22
February 7	April 13, 2018	April 30, 2018	0.22
2017
October 31	December 15, 2017	January 5, 2018	$0.22
August 2	October 13, 2017	October 31, 2017	0.22
May 1	July 13, 2017	July 28, 2017	0.22
January 30	April 13, 2017	April 28, 2017	0.22

(1)     Excludes the Pre-Closing Dividend (Note 1).

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Distributions paid on our common stock and their tax status, as sent to our stockholders, is presented in the following table. The tax status of the Company's distributions in 2018, 2017, and 2016 may not be indicative of future periods.

	Year Ended December 31,
	2018	2017	2016
Class A Stock (August 28, 2018 through December 31, 2018)
Ordinary income	$0.118	$—	$—
Capital gain distributions	0.512	—	—
Distributions per share	$0.630	$—	$—

Common Stock (Through August 27, 2018)
Ordinary income	$3.742	$0.861	$0.685
Capital gain distributions	16.234	—	0.300
Distributions per share	$19.976	$0.861	$0.985

Our Dividend Reinvestment Plan ("DRIP") provided eligible holders of GGP's common stock with a convenient method of increasing their investment in the Company by reinvesting all or a portion of cash dividends in additional shares. Pursuant to the DRIP, eligible stockholders who enrolled in the DRIP on or before the fourth business day preceding the record date for a dividend payment were able to have that dividend reinvested. As a result of the DRIP elections, no shares were issued during the year ended December 31, 2018 and 43,732 shares were issued during the year ended December 31, 2017. The Company terminated the registration statement relating to our DRIP (File No. 333-172795) with the filing of a post-effective amendment on August 28, 2018.

Preferred Stock

On February 13, 2013, we issued, in a public offering, 10,000,000 shares of 6.375% Series A Cumulative Redeemable Preferred Stock (the "Pre-Merger Preferred Stock") at a price of $25.00 per share, resulting in net proceeds of $242.0 million after issuance costs. In connection with the BPY Transaction, each share of Pre-Merger Preferred Stock was converted into one share of 6.375% Series A cumulative redeemable preferred stock of BPR (the "Series A Preferred Stock"). The Series A Preferred Stock is recorded net of issuance costs within equity on our Consolidated Balance Sheets, and accrues a quarterly dividend at an annual rate of 6.375%. The dividend is paid in arrears in preference to dividends on our Class A Stock, and reduces net income available to common stockholders, and therefore, earnings per share. Preferred stock dividends were $15.9 million for the years ended December 31, 2018, December 31, 2017 and December 31, 2016.

The Series A Preferred Stock does not have a stated maturity date but we may redeem the Series A Preferred Stock for $25.00 per share plus all accrued and unpaid dividends. Upon certain circumstances surrounding a change of control, holders of Series A Preferred Stock may elect to convert each share of their Series A Preferred Stock into a number of shares of Class A Stock or Class B Stock, at the option of the holder, equivalent to $25.00 plus accrued and unpaid dividends, but not to exceed a cap of 2.4679 shares of Class A Stock or Class C Stock (subject to certain adjustments related to splits, subdivisions, or combinations). The BPY Transaction did not meet the definition of a change in control per the certificate of designation governing the Series A Preferred Stock.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Our Board of Directors declared preferred stock dividends during 2018 and 2017 as follows:

Declaration Date	Record Date	Payment Date	Dividend Per Share
2018
November 1	December 14, 2018	January 1, 2019	$0.3984
July 31	September 17, 2018	October 1, 2018	0.3984
May 3	June 15, 2018	July 2, 2018	0.3984
February 7	March 15, 2018	April 2, 2018	0.3984
2017
October 31	December 15, 2017	January 2, 2018	$0.3984
August 2	September 15, 2017	October 2, 2017	0.3984
May 1	June 15, 2017	July 3, 2017	0.3984
January 30	March 15, 2017	April 3, 2017	0.3984

NOTE 11     EARNINGS PER SHARE

Class A Stock (August 28, 2018 through December 31, 2018)

Income available to Class A stockholders is limited to distributed income or dividends declared. Additionally, for purposes of allocating earnings to Class A Stock, the portion of the change in the carrying amount of Class A Stock that reflects a redemption in excess of fair value is considered a dividend to the Class A stockholders. As the Class A Stock redemption value approximates its fair value, basic and diluted earnings per share ("EPS") for Class A Stock is equivalent to the dividends declared for the period August 28, 2018 through December 31, 2018. Shares of Class A Stock outstanding were 162,323,967 and 109,804,513 as of August 28, 2018 and December 31, 2018, respectively. EPS is not presented for Class B Stock and Class C Stock as neither class of stock is publicly traded.

Common Stock

Basic EPS for common stock is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted EPS for common stock is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all potentially dilutive common shares. The dilutive effect of the warrants and the dilutive effect of options and their equivalents (including fixed awards and nonvested stock issued under stock-based compensation plans), are computed using the "treasury" method. The dilutive effect of the Preferred Units is computed using the "if-converted" method.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Information related to our EPS calculations is summarized as follows:

January 1, 2018 through August 27, 2018
Numerators - Basic:
Net income	$3,860,424
Preferred Stock dividends	(11,952)
Allocation to noncontrolling interests	(43,049)
Net income attributable to common stockholders	$3,805,423
Numerators - Diluted:
Distributions to Preferred Units	1,711
Net income attributable to common stockholders	$3,807,134
Denominators:
Weighted-average number of common shares outstanding - basic	914,066
Effect of dilutive securities	3,831
Weighted-average number of common shares outstanding - diluted	917,897
Anti-dilutive Securities:
Effect of Common Units	7,662
Effect of LTIP Units	1,748
Weighted-average number of anti-dilutive securities	9,410

	Year Ended December 31,
	2017	2016
Numerators—Basic:
Net income	$666,873	$1,308,273
Preferred Stock dividend	(15,936)	(15,935)
Allocation to noncontrolling interests	(9,539)	(19,906)
Net income attributable to common stockholders	$641,398	$1,272,432
Numerators—Diluted:
Net income attributable to common stockholders	$641,398	$1,272,432
Diluted net income attributable to common stockholders	$641,398	$1,272,432
Denominators:
Weighted-average number of common shares outstanding—basic	897,156	884,029
Effect of dilutive securities	50,403	68,304
Weighted-average number of common shares outstanding—diluted	947,559	952,333
Anti-dilutive Securities:
Effect of Preferred Units	1,514	5,209
Effect of Common Units	6,592	4,782
Effect of LTIP Units	1,836	1,767
	9,942	11,758

For the period January 1, 2018 through August 27, 2018, dilutive options and dilutive shares related to the Preferred Units are included in the denominator of dilutive EPS. Distributions to Preferred Units are included in the numerator of dilutive EPS. For

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

the years ended December 31, 2017 and 2016, dilutive options and dilutive shares related to the warrants are included in the denominator of diluted EPS.

Outstanding Common Units and LTIP Units have been excluded from the diluted earnings per share calculation because including such units would also require that the share of BPROP income attributable to such units be added back to net income therefore resulting in no effect on EPS. For the years ended December 31, 2017 and 2016, outstanding Preferred Units have been excluded from the diluted EPS calculation for all periods presented because including the Preferred Units would also require that the Preferred Units dividend be added back to the net income, resulting in anti-dilution.

During the year ended December 31, 2017, warrants were exercised for 83,866,187 shares of common stock using both full and net share settlement.

BPY owned 55,969,390 shares of treasury stock of GGP as of December 31, 2017. These shares are presented as common stock in treasury, at cost, on our Consolidated Balance Sheet. Additionally, BPR Nimbus LLC, (formerly known as GGP Nimbus, LP), held 27,459,195 shares of stock as a result of warrants purchased during the year ended December 31, 2013. These shares are presented as issued, but not outstanding on our Consolidated Balance Sheet as of December 31, 2017. Accordingly, these shares have been excluded from the calculation of EPS.

NOTE 12     STOCK-BASED COMPENSATION PLANS

Incentive Stock Plans

The GGP Inc. 2010 Equity Plan (the "Equity Plan") renamed as the Amended and Restated Brookfield Property REIT Inc. 2010 Equity Incentive Plan on August 28, 2018 in connection with the BPY Transaction, reserves for the issuance of 4% of outstanding Class A Stock on a fully diluted basis. The Equity Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation (collectively, "the Awards"). The Company's directors, officers and other employees and those of its subsidiaries and affiliates are eligible for the Awards. The Equity Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended. No participant may be granted more than 4,000,000 shares, or the equivalent dollar value of such shares, in any year. Options granted under the Equity Plan will be designated as either nonqualified stock options or incentive stock options. An option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. The exercise price of an option may not be less than the fair value of a share of BPR's Class A Stock on the date of grant. The term of each option will be determined prior to the date of grant, but may not exceed 10 years.

In connection with the BPY Transaction, the Company's Equity Plan was amended and certain outstanding awards were modified. All outstanding GGP in and out of the money options were canceled and replaced with Class A Stock of BPR and BPY options, respectively. Certain existing appreciation only LTIP awards were canceled and replaced with substitute awards of a BPY affiliate. Outstanding restricted GGP shares were replaced with restricted shares of Class A Stock. As the awards were modified in conjunction with an equity restructuring, they were accounted for as modifications. Incremental compensation cost was measured as the excess of the fair value of the replacement awards over the fair value of the original awards immediately before the terms were modified. Total compensation cost measured at the date of modification was the grant-date fair value of the original awards for which the requisite service is expected to be rendered (or has already been rendered) plus the incremental cost associated with the replacement awards. For vested awards, incremental compensation cost was recognized on the modification date. For unvested awards, incremental compensation cost is being recognized over the remaining service period.

Stock Options

Stock options under the Equity Plan generally vest in 25% increments annually from one year from the grant date (subject to certain exceptions in the case of retirement).

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

The following tables summarize stock option activity for the Equity Plan for BPR for the years ended December 31, 2018, 2017 and 2016:

	2018		2017		2016
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price (2)
Stock options Outstanding at January 1,	14,427,103	$17.84	15,277,189	$17.90	18,162,700	$17.34
Granted (1) (3)	1,068,818	19.70	—	—	247,592	20.81
Exercised	(338,715)	16.55	(690,969)	18.00	(2,886,986)	14.45
Forfeited	(8,377)	26.41	(153,822)	22.47	(230,509)	19.94
Expired	(55,917)	23.27	(5,295)	28.86	(15,608)	17.73
Conversion Effect (3)	(14,081,389)	17.85	—	—	—	—
Stock options Outstanding at December 31,	1,011,523	$19.71	14,427,103	$17.84	15,277,189	$17.90
_______________________________________________________________________________

(1)
Included in 2016 grants are 156,331 units related to additional grants required as a result of antidilution provisions triggered by our 2016 distribution of a special dividend declared on December 13, 2016 (Note 10).

(2)	Changes to prior year weighted average exercise price is due to adjustment of the strike price for the special dividend issued in 2016.

(3)
In connection with the BPY Transaction, outstanding GGP in and out of the money options were canceled and replaced with Class A Stock of BPR and BPY options, respectively. The BPY options remain outstanding as of December 31, 2018 as they are held by employees of BPR subsidiaries.

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price
$17.01 - $23.00	773,642	4.52	17.91	773,642	4.52	17.91
$23.01 - $30.00	237,881	5.83	25.58	188,141	5.71	25.64
Total	1,011,523	4.83	$19.71	961,783	4.75	$19.42
Intrinsic value ($16.12 stock price as of December 31, 2018)	$(3,636)			$(3,176)

There were no new stock options granted in 2018 and 2017. The weighted-average fair value of stock options as of the grant date was $4.52 for stock options granted during the year ended December 31, 2016, excluding 156,331 of special dividend shares granted during 2016 as a result of antidilution provisions that were triggered by a special dividend distribution. The intrinsic value of stock options exercised during the year was $1.6 million, $3.9 million, and $42.1 million for the year ended December 31, 2018, December 31, 2017, and December 31, 2016, respectively.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Restricted Stock

Pursuant to the Equity Plan, BPR made restricted stock grants to certain employees and non-employee directors. The vesting terms of these grants are specific to the individual grant. The vesting terms varied in that a portion of the shares vested either immediately or on the first anniversary and the remainder vested in the equal annual amounts over the next two to five years. Participating employees were required to remain employed for vesting to occur (subject to certain exceptions in the case of retirement). Shares that did not vest were forfeited. Dividends are paid on restricted stock and are not returnable, even if the underlying stock does not ultimately vest. The following table summarizes restricted stock activity for the respective grant year ended December 31, 2018, December 31, 2017 and December 31, 2016:

	2018		2017		2016
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested restricted stock grants outstanding as of beginning of period	982,529	$25.42	453,596	$27.16	206,219	$29.16
Granted	667,831	21.52	771,960	24.77	329,326	26.20
Vested	(319,763)	24.35	(174,806)	26.76	(71,570)	28.48
Forfeited	(136,959)	24.27	(68,221)	26.24	(10,379)	27.28
Conversion Effect (1)	(460,062)	25.22	—	—	—	—
Nonvested restricted stock grants outstanding as of end of period	733,576	$22.67	982,529	$25.42	453,596	$27.16
_______________________________________________________________________________
(1)    In connection with the BPY Transaction, outstanding restricted GGP shares were replaced with restricted shares of               Class A Stock.

The weighted average remaining contractual term of nonvested awards as of December 31, 2018 was 2.5 years. The fair value of shares vested during the year was $7.8 million, $4.7 million, and $2.0 million for the year ended December 31, 2018, December 31, 2017, and December 31, 2016, respectively.

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

LTIP Units are classes of partnership interests that under certain conditions, including vesting, are convertible by the holder into units of BPROP Series K preferred stock of the Operating Partnership, which are redeemable by the holder for shares of Class A stock on a one-to-one ratio (subject to adjustment for changes to the Company's capital structure) or for the cash value of such shares at the option of the Company.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

The following table summarizes LTIP Unit activity for the Equity Plan for the Company for the years ended December 31, 2018, December 31, 2017 and December 31, 2016:

	2018		2017		2016
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value (2)
LTIP Units Outstanding at January 1,	3,779,904	$27.29	3,775,802	$27.40	1,724,747	$29.32
Granted (1)	1,387,289	22.51	122,547	25.40	2,089,917	25.84
Exercised	(73,660)	28.95	(92,880)	29.15	—	—
Forfeited	(856,467)	25.85	(25,565)	27.69	(38,862)	28.95
Canceled (3)	(1,204,203)	25.93	—	—	—	—
LTIP Units Outstanding at December 31,	3,032,863	$26.01	3,779,904	$27.29	3,775,802	$27.40
_______________________________________________________________________________

(1)
Included in 2016 grants are 19,064 units related to additional grants required as a result of antidilution provisions triggered by our 2016 distribution of a special dividend declared on December 13, 2016 (Note 10).

(2)         Changes to prior year weighted average grant date fair value is due to adjustment of the strike price for the special dividend issued in 2016.

(3)
In connection with the BPY Transaction, certain existing LTIP awards were canceled and replaced with substitute awards of a BPY affiliate. The substitute LTIP awards remain outstanding as of December 31, 2018 as they are held by employees of BPR subsidiaries.

Performance Equity Compensation

Pursuant to the Equity Plan, GGP made performance restricted stock and LTIP Unit ("equity performance instruments") grants to certain employees. These grants are subject to certain performance vesting conditions based on Relative TSR of the Equity REIT Index, Relative TSR of the Retail REIT Index, TSR growth of the company, and FFO Growth of the company. The equity performance instruments are considered earned based on meeting these performance vesting conditions, which are each weighted 25% and vest at the end of the three-year performance period. The LTIP Units receive dividends at a ratio of 10% cash and 90% as a dividend reinvestment which is subject to the performance vesting conditions and three-year performance period. As a result of the BPY Transaction, all performance metrics were deemed met with outstanding awards still requiring time vesting according to original grant terms.

The following table summarizes performance restricted stock and LTIP Unit activity for the respective grant years ended December 31, 2018 and December 31, 2017:

	2018		2017
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested performance grants outstanding as of beginning of period	1,074,595	25.59	593,200	26.07
Granted	406,306	21.52	554,264	25.11
Vested	(77,969)	21.06	—	—
Canceled	(164,074)	25.56	(72,869)	25.82
Conversion Effect (1)	(97,185)	20.11	—	—
Nonvested performance grants outstanding as of end of period	1,141,673	24.92	1,074,595	25.59
_______________________________________________________________________________

(1)	In connection with the BPY Transaction, all performance metrics were deemed met with outstanding awards still requiring time vesting according to the original grant terms.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

Other Required Disclosures

Historical data, such as the past performance of our common stock and the length of service by employees, is used to estimate expected life of the stock options, restricted stock, and LTIP Units and represents the period of time the options or grants are expected to be outstanding. The weighted average estimated values of options granted were based on the following assumptions:

	Year Ended December 31,
	2018	2017	2016
Risk-free interest rate (*)	2.37%	2.45%	1.52%
Dividend yield (*)	4.09%	3.47%	3.07%
Expected volatility	25.50%	40.00%	25.00%
Expected life (in years)	6.25	6.25	6.25
_______________________________________________________________________________
(*)    Weighted average

Compensation expense related to stock-based compensation plans is summarized in the following table:

	Year Ended December 31,
	2018 (1)	2017	2016
Stock options—Property management and other costs	$236	$3,366	$5,833
Stock options—General and administrative	122	7,732	10,448
Restricted stock—Property management and other costs	10,537	5,787	2,860
Restricted stock—General and administrative	12,514	3,357	635
LTIP Units - Property management and other costs	1,538	1,366	1,346
LTIP Units - General and administrative	22,709	18,621	14,804
Total	$47,656	$40,229	$35,926
_______________________________________________________________________________

(1)	In connection with the BPY Transaction, outstanding equity awards were modified resulting in an acceleration of expense of $21.5 million.

Unrecognized compensation expense as of December 31, 2018 is as follows:

Year	Amount
2019	$8,855
2020	4,681
2021	2,372
2022	350
$16,258
These amounts may be impacted by future grants, changes in forfeiture estimates or vesting terms, and actual forfeiture rates which differ from estimated forfeitures.

NOTE 13     ACCOUNTS RECEIVABLE

The following table summarizes the significant components of accounts receivable, net.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

	December 31, 2018	December 31, 2017
Trade receivables	$97,329	$109,968
Short-term tenant receivables	4,378	4,776
Straight-line rent receivable	137,387	233,630
Other accounts receivable	3,126	5,165
Total accounts receivable	242,220	353,539
Provision for doubtful accounts	(19,658)	(19,458)
Total accounts receivable, net	$222,562	$334,081

NOTE 14     NOTES RECEIVABLE

The following table summarizes the significant components of notes receivable.

	December 31, 2018	December 31, 2017
Notes receivable	239,597	404,129
Accrued interest	17,340	13,429
Total notes receivable	256,937	417,558

On July 12, 2017, we entered into a promissory note with our joint venture GSPHII, in which we lent GSPHII $127.4 million that bore interest at 6.3% from January 1, 2018 until the note matured on December 31, 2018. Interest payments occurred a month in arrears, commencing on the first day of the second calendar month with a final payment on the maturity date. The note was collateralized by GSPHII's interest in four anchor boxes (Note 3). The $127.4 million outstanding was paid down in full as of December 31, 2018.

On May 23, 2017, we entered into a promissory note with our joint venture partner, Bayside Equities, LLC ("Bayside Equities"), a subsidiary of Ashkenazy Holding Co., LLC, in which we lent Bayside Equities $19.1 million that bears interest at 12.2% per annum. The note was collateralized by Bayside Equities' economic interest in Riverchase Galleria and the Tysons Galleria anchor box and was paid down as of December 31, 2018 in conjunction with the BPY Transaction.

Notes receivable includes $204.3 million of notes receivable from our joint venture partners related to the acquisition of 730 Fifth Avenue in New York, New York. The first note was issued for $104.3 million to our joint venture partner in the retail portion and bears interest at 8.0% compounded annually and matures on February 12, 2025. The second note was issued for $100.0 million to the joint venture partner acquiring the office portion of the property and bears interest at 8.0% subject to terms and conditions in the loan agreement and matures on April 17, 2025. As of December 31, 2018, there was $183.8 million outstanding on the first note. The $80.0 million outstanding on the second note was paid down in full during the second quarter of 2018.

 NOTE 15    PREPAID EXPENSES AND OTHER ASSETS

The following table summarizes the significant components of prepaid expenses and other assets.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

	December 31, 2018			December 31, 2017
	Gross Asset	Accumulated Amortization	Balance	Gross Asset	Accumulated Amortization	Balance
Intangible assets:
Above-market tenant leases, net	$160,363	$(125,152)	$35,211	$411,789	$(313,228)	$98,561
Below-market ground leases, net	61,983	(8,293)	53,690	118,994	(14,870)	104,124
Real estate tax stabilization agreement, net	111,506	(51,393)	60,113	111,506	(45,081)	66,425
Total intangible assets	$333,852	$(184,838)	$149,014	$642,289	$(373,179)	$269,110
Remaining prepaid expenses and other assets:
Restricted cash			51,674			67,335
Security and escrow deposits			1,394			2,308
Prepaid expenses			39,816			54,987
Other non-tenant receivables			53,016			31,265
Other			18,734			69,790
Total remaining prepaid expenses and other assets			164,634			225,685
Total prepaid expenses and other assets			$313,648			$494,795

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

NOTE 16     ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table summarizes the significant components of accounts payable and accrued expenses.

	December 31, 2018			December 31, 2017
	Gross Liability	Accumulated Accretion	Balance	Gross Liability	Accumulated Accretion	Balance
Intangible liabilities:
Below-market tenant leases, net	$194,858	$(76,825)	$118,033	$348,984	$(162,228)	$186,756
Above-market headquarters office leases, net	—	—	—	4,342	(3,860)	482
Above-market ground leases, net	754	(73)	681	9,880	(2,648)	7,232
Total intangible liabilities	$195,612	$(76,898)	$118,714	$363,206	$(168,736)	$194,470
Remaining accounts payable and accrued expenses:
Accrued interest			29,576			43,874
Accounts payable and accrued expenses			68,425			77,405
Accrued real estate taxes			59,877			78,213
Deferred gains/income			75,841			90,379
Accrued payroll and other employee liabilities			64,515			54,520
Construction payable			267,102			221,172
Tenant and other deposits			12,248			32,106
Insurance reserve liability			12,281			12,035
Capital lease obligations			5,385			5,385
Conditional asset retirement obligation liability			2,484			6,149
Other (1)			236,921			103,724
Total remaining accounts payable and accrued expenses			834,655			724,962
Total accounts payable and accrued expenses			$953,369			$919,432
_______________________________________________________________________________
(1)    Increase relates to sales deposits received in advance of closing.

NOTE 17     ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of accumulated other comprehensive loss as of December 31, 2018 and 2017 are as follows:

	December 31, 2018	December 31, 2017
Net unrealized gains on financial instruments	$133	$116
Foreign currency translation	(82,786)	(72,022)
Accumulated other comprehensive loss	$(82,653)	$(71,906)

NOTE 18     LITIGATION

In the normal course of business, from time to time, we are involved in legal proceedings relating to the ownership and operations of our properties. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material effect on our consolidated financial position, results of operations or liquidity.

The Company is subject to litigation related to the BPY Transaction. The Company cannot predict the outcome of pending litigation, nor can it predict the amount of time and expense that will be required to resolve such litigation.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

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

	Year Ended December 31,
	2018	2017	2016
Contractual rent expense, including participation rent	$7,105	$8,561	$8,589
Contractual rent expense, including participation rent and excluding amortization of above and below-market ground leases and straight-line rent	5,083	6,304	6,278

See Note 7 and Note 18 for our obligations related to uncertain tax positions and for disclosure of additional contingencies.

The following table summarizes the contractual maturities of our long-term commitments. Long-term debt and ground leases include the related acquisition accounting fair value adjustments:

	2019	2020	2021	2022	2023	Subsequent/ Other	Total
Mortgages, notes and loans payable	$419,708	$809,880	$2,883,611	$1,445,297	$3,166,904	$3,864,249	$12,589,649
Retained debt-principal	1,917	81,364	—	—	—	—	83,281
Purchase obligations	269,568	—	—	—	—	—	269,568
Ground lease payments	2,139	2,174	2,209	2,226	2,233	84,976	95,957
Junior Subordinated Notes (1)	—	—	—	—	—	206,200	206,200
Corporate Leases	7,809	7,990	8,177	8,366	8,561	33,859	74,762
Uncertain tax position liability	—	—	—	—	—	—	—
Total	$701,141	$901,408	$2,893,997	$1,455,889	$3,177,698	$4,189,284	$13,319,417
_______________________________________________________________________________

(1)
The $206.2 million of junior subordinated notes are due in 2036, but may be redeemed any time after April 30, 2011. As we do not expect to redeem the notes prior to maturity, they are included in the consolidated debt maturing subsequent to 2023.

NOTE 20     SUBSEQUENT EVENTS

On January 7, 2019, the Company completed the sale of its 12% interest in Bayside Marketplace for a gross value of $42.0 million.

On January 30, 2019, we entered into a revolving credit facility with BPY Bermuda Holdings IV Limited in which we lent $330.0 million. The note has an interest rate of LIBOR plus 2.50% and matures on January 30, 2020.

On February 11, 2019, the Company made an offer to purchase for cash up to $95,000,000 in value of its class A stock, at a price between $19.00 and $21.00 per share.

Brookfield Property REIT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except share and per share amounts)

NOTE 21     QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly data for the year ended December 31, 2018 and 2017 is summarized in the table below. In Q1 2018 and Q3 2018, they include the impact of provisions for impairment (Note 2). In Q2 2017, Q3 2017, Q4 2017, Q1 2018, Q3 2018 and Q4 2018, the adjustments include gains from changes in control of investment properties in continuing operations. In Q4 2017, Q1 2018 and Q3 2018, the adjustments include gains on investment in Unconsolidated Real Estate Affiliates (Note 3).

	2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$574,166	$583,144	$493,149	$413,575
Income from continuing operations	65,896	95,564	3,712,255	290,054
Net income attributable to Brookfield Property REIT Inc.	64,036	93,615	3,683,274	249,616

Class A Stock Earnings Per Share:
Basic & Diluted Earnings Per Share	—	—	0.315	0.315
Dividends declared per share	—	—	0.315	0.315

Common Stock Earnings Per Share:
Basic Earnings Per Share	0.06	0.09	4.70	—
Diluted Earnings Per Share	0.06	0.09	4.68	—
Dividends declared per share	0.22	0.22	—	—

Weighted-average shares outstanding:
Basic	957,450	958,387	777,208	—
Diluted	960,293	960,195	781,030	—

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$566,332	$555,796	$578,357	$627,375
Income from continuing operations	110,369	128,318	226,272	201,914
Net income attributable to Brookfield Property REIT Inc.	107,160	125,863	222,780	201,531

Basic Earnings Per Share	0.12	0.14	0.25	0.21
Diluted Earnings Per Share	0.11	0.13	0.23	0.21
Dividends declared per share	0.22	0.22	0.22	0.22

Weighted-average shares outstanding:
Basic	884,505	882,255	878,663	942,766
Diluted	949,516	945,325	940,184	954,947

Brookfield Property REIT Inc.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2018
(Dollars in thousands)

			Acquisition Cost (b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period (c)
Name of Center	Location	Encumbrances (a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired	Life Upon Which Latest Statement of Operation is Computed
200 LaFayette	New York, NY	26,635	29,750	90,674	(9,678)	(55,693)	20,072	34,981	55,053	4,806	April, 2015	(d)
218 W 57th Street	New York, NY	53,000	66,978	37,022	—	1,011	66,978	38,033	105,011	1,053	September, 2017	(d)
530 5th Avenue	New York, NY	147,615	289,494	99,481	—	25,051	289,494	124,532	414,026	6,064	September, 2017	(d)
605 North Michigan Avenue	Chicago, IL	79,863	50,980	90,634	—	2,831	50,980	93,465	144,445	6,494	December, 2016	(d)
685 Fifth Avenue	New York, NY	272,914	549,756	117,780	(98,073)	(20,152)	451,683	97,628	549,311	10,114	September, 2017	(d)
830 North Michigan Avenue	Chicago, IL	84,842	33,200	123,553	15,298	9,102	48,498	132,655	181,153	20,819	October, 2013	(d)
Beachwood Place	Beachwood, OH	212,669	59,156	196,205	7,354	48,899	66,510	245,104	311,614	47,127	November, 2010	(d)
Bellis Fair	Bellingham, WA	83,162	14,122	102,033	—	33,087	14,122	135,120	149,242	31,781	November, 2010	(d)
Brass Mill Center	Waterbury, CT	65,309	31,496	99,107	—	14,025	31,496	113,132	144,628	30,057	November, 2010	(d)
Coastland Center	Naples, FL	114,027	24,470	166,038	—	4,028	24,470	170,066	194,536	35,915	November, 2010	(d)
Columbia Mall	Columbia, MO	53,145	7,943	107,969	(154)	(722)	7,789	107,247	115,036	21,813	November, 2010	(d)
Coral Ridge Mall	Coralville, IA	106,915	20,178	134,515	2,219	26,405	22,397	160,920	183,317	33,832	November, 2010	(d)
Crossroads Center	St. Cloud, MN	94,316	15,499	103,077	—	8,179	15,499	111,256	126,755	24,442	November, 2010	(d)
Deerbrook Mall	Humble, TX	134,970	36,761	133,448	—	20,313	36,761	153,761	190,522	32,071	November, 2010	(d)
Eastridge Mall	Casper, WY	42,477	5,484	36,756	—	8,682	5,484	45,438	50,922	18,158	November, 2010	(d)
Four Seasons Town Centre	Greensboro, NC	30,628	17,259	126,570	—	17,102	17,259	143,672	160,931	48,708	November, 2010	(d)
Fox River Mall	Appleton, WI	165,355	42,259	217,932	(103)	7,561	42,156	225,493	267,649	45,907	November, 2010	(d)
Grand Teton Mall	Idaho Falls, ID	44,601	13,066	59,658	(1,073)	(3,854)	11,993	55,804	67,797	13,770	November, 2010	(d)
Greenwood Mall	Bowling Green, KY	61,440	12,459	85,370	1,417	6,208	13,876	91,578	105,454	25,998	November, 2010	(d)
Hulen Mall	Fort Worth, TX	88,932	8,665	112,252	—	29,210	8,665	141,462	150,127	29,341	November, 2010	(d)
Jordan Creek Town Center	West Des Moines, IA	201,023	54,663	262,608	6,042	24,730	60,705	287,338	348,043	57,676	November, 2010	(d)
Mall of Louisiana	Baton Rouge, LA	323,971	88,742	319,097	(141)	10,100	88,601	329,197	417,798	68,154	November, 2010	(d)
Mall St. Matthews	Louisville, KY	176,282	42,014	155,809	(6,522)	20,994	35,492	176,803	212,295	37,836	November, 2010	(d)
Mayfair Mall	Wauwatosa, WI	341,409	84,473	352,140	(1,950)	47,655	82,523	399,795	482,318	81,801	November, 2010	(d)
Meadows Mall	Las Vegas, NV	141,635	30,275	136,846	(1,574)	3,190	28,701	140,036	168,737	29,257	November, 2010	(d)
Mondawmin Mall	Baltimore, MD	83,644	19,707	63,348	—	23,302	19,707	86,650	106,357	22,477	November, 2010	(d)
Neshaminy Mall	Bensalem, PA	411	11,615	48,224	4,401	15,919	16,016	64,143	80,159	7,905	June, 2017	(d)
North Point Mall	San Antonio, TX	249,707	57,900	228,517	—	11,446	57,900	239,963	297,863	54,239	November, 2010	(d)
North Star Mall	Northridge, CA	298,284	91,135	392,422	—	18,511	91,135	410,933	502,068	84,364	November, 2010	(d)
NorthTown Mall	Spokane, WA	84,954	12,310	108,857	—	31,679	12,310	140,536	152,846	31,553	November, 2010	(d)
Oakwood Center	Gretna, LA	85,219	21,105	74,228	4,309	28,209	25,414	102,437	127,851	25,958	November, 2010	(d)
Oakwood Mall	Eau Claire, WI	69,662	13,786	92,114	204	5,046	13,990	97,160	111,150	21,710	November, 2010	(d)
Oxmoor Center	Louisville, KY	83,817	—	117,814	—	15,546	—	133,360	133,360	28,465	November, 2010	(d)

			Acquisition Cost (b)		Costs Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period (c)
Name of Center	Location	Encumbrances (a)	Land	Buildings and Improvements	Land	Buildings and Improvements	Land	Buildings and Improvements	Total	Accumulated Depreciation (d)	Date Acquired	Life Upon Which Latest Statement of Operation is Computed
Paramus Park	Paramus, NJ	119,626	31,320	102,054	5,563	52,275	36,883	154,329	191,212	28,109	November, 2010	(d)
Park City Center	Lancaster, PA	173,813	42,451	195,409	—	3,772	42,451	199,181	241,632	39,431	November, 2010	(d)
Peachtree Mall	Columbus, GA	75,151	13,855	92,143	734	9,022	14,589	101,165	115,754	21,810	November, 2010	(d)
Pecanland Mall	Monroe, LA	83,643	12,943	73,231	—	10,749	12,943	83,980	96,923	20,603	November, 2010	(d)
Pioneer Place	Portland, OR	124,776	21,462	97,096	(3,890)	115,032	17,572	212,128	229,700	43,247	November, 2010	(d)
Prince Kuhio Plaza	Hilo, HI	40,391	—	52,373	—	24,344	—	76,717	76,717	25,421	November, 2010	(d)
Providence Place	Providence, RI	369,763	—	400,893	—	78,232	—	479,125	479,125	91,683	November, 2010	(d)
Quail Springs Mall	Oklahoma City, OK	68,959	40,523	149,571	(24)	16,288	40,499	165,859	206,358	29,370	June, 2013	(d)
River Hills Mall	Mankato, MN	69,703	16,207	85,608	—	13,140	16,207	98,748	114,955	21,270	November, 2010	(d)
Rivertown Crossings	Grandville, MI	137,916	47,790	181,770	(504)	11,286	47,286	193,056	240,342	41,935	November, 2010	(d)
Sooner Mall	Norman, OK	70,561	9,902	69,570	—	2,956	9,902	72,526	82,428	15,989	November, 2010	(d)
Southwest Plaza	Littleton, CO	113,414	19,024	203,044	(16)	(12,524)	19,008	190,520	209,528	58,263	November, 2010	(d)
Spokane Valley Mall	Spokane, WA	55,643	16,817	100,209	—	(7,874)	16,817	92,335	109,152	24,320	November, 2010	(d)
Staten Island Mall	Staten Island, NY	240,010	102,227	375,612	11,118	216,340	113,345	591,952	705,297	83,703	November, 2010	(d)
Stonestown Galleria	San Francisco, CA	179,391	65,962	203,043	(1,686)	51,264	64,276	254,307	318,583	44,817	November, 2010	(d)
The Shoppes at Buckland	Manchester, CT	115,818	35,180	146,474	(280)	6,228	34,900	152,702	187,602	31,177	November, 2010	(d)
The Streets at SouthPoint	Durham, NC	238,444	66,045	242,189	(74)	12,418	65,971	254,607	320,578	54,126	November, 2010	(d)
The Woodlands Mall	The Woodlands, TX	296,788	84,889	349,315	2,315	50,103	87,204	399,418	486,622	83,441	November, 2010	(d)
Town East Mall	Mesquite, TX	160,114	9,928	168,555	—	21,747	9,928	190,302	200,230	38,637	November, 2010	(d)
Tysons Galleria	McLean, VA	293,377	90,317	351,005	(105)	89,241	90,212	440,246	530,458	75,800	November, 2010	(d)
Valley Plaza Mall	Bakersfield, CA	236,676	38,964	211,930	6,763	47,838	45,727	259,768	305,495	46,937	November, 2010	(d)
Visalia Mall	Visalia, CA	73,974	11,912	80,185	—	4,555	11,912	84,740	96,652	17,745	November, 2010	(d)
Westlake Center	Seattle, WA	45,729	19,055	129,295	(14,819)	(60,668)	4,236	68,627	72,863	17,342	November, 2010	(d)
Willowbrook	Wayne, NJ	359,555	110,660	419,822	—	34,769	110,660	454,591	565,251	94,608	November, 2010	(d)
Construction in progress and other (e)		4,949,781	21,447	61,894	(5,951)	988,253	15,497	1,050,147	1,065,644	125,152	Various	(d)

	Total	$12,795,849	$2,785,580	$9,134,388	$(78,880)	$2,216,386	$2,706,701	$11,350,774	$14,057,475	$2,214,603
______________________________________________________________________________________________________________________________________________________________________________________
(a)    See description of mortgages, notes and other loans payable in Note 6 of Notes to Consolidated Financial Statements. Includes $1.4 billion cross-collateralized loan.
(b)    Acquisition for individual properties represents historical cost at the end of the month acquired.
(c)    The aggregate cost of land, buildings and improvements of consolidated properties for federal income tax purposes is approximately $11.9 billion.
(d)    Depreciation is computed based upon the following estimated useful lives:

Years
Buildings and improvements	10 - 45
Equipment and fixtures	3 - 20
Tenant improvements	Shorter of useful life or applicable lease term

(e)    Other retail properties.

Brookfield Property REIT Inc.
NOTES TO SCHEDULE III
(Dollars in thousands)

Reconciliation of Real Estate

	2018	2017	2016
(In thousands)
Balance at beginning of period	$21,444,712	$19,409,217	$20,285,046
Additions	818,570	2,428,887	958,651
Impairments	(64,699)	—	(130,619)
Dispositions, transfers and write-offs	(8,141,108)	(393,392)	(1,703,861)
Balance at end of period	$14,057,475	$21,444,712	$19,409,217

Reconciliation of Accumulated Depreciation

	2018	2017	2016
(In thousands)
Balance at beginning of period	$3,188,481	$2,737,286	$2,452,127
Depreciation expense	583,024	644,148	620,540
Dispositions, transfers and write-offs	(1,556,902)	(192,953)	(335,381)
Balance at end of period	$2,214,603	$3,188,481	$2,737,286