Form 20-F
period 2019-12-31
Brookfield Property Partners L.P.
filed 2020-02-28
CIK 1545772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
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

(Address of principal executive office)

Bryan K. Davis
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda
Tel: +441-294-3309

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Limited Partnership Units	BPY	Nasdaq Stock Market
Limited Partnership Units	BPY.UN	Toronto Stock Exchange
Preferred Units, Series 1	BPYPP	Nasdaq Stock Market
Preferred Units, Series 2	BPYPO	Nasdaq Stock Market
Preferred Units, Series 3	BPYPN	Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 439,801,308 Limited Partnership Units as of December 31, 2019.

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

•
all information on financial results is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, or IASB, other than certain non-IFRS financial measures which are defined under “Use of Non-IFRS Measures” below.

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

•
“assets under management” are to assets managed by us or by Brookfield on behalf of our third-party investors, as well as our own assets, and also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers;

•	“BPR” are to Brookfield Property REIT Inc.;

•	“BPR Group” are to BPR, BPR OP, L.P. and any of their direct or indirect subsidiaries;

•
“BPR Master Services Agreement” means the master services agreement among BPR, the service providers named therein, and certain other subsidiaries of BPR and Brookfield Asset Management who are parties thereto;

•	“BPR Units” are to the shares of Class A Stock of BPR, par value $0.01 per share, which are intended to be economic equivalent to the LP Units of our partnership;

•	“BPY General Partner” are to the general partner of our company, which is Brookfield Property Partners Limited, an indirect wholly-owned subsidiary of Brookfield Asset Management;

•	“Brookfield Asset Management” are to Brookfield Asset Management Inc.;

•	“Brookfield” are to Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than us;

•	“Class A Preferred Unitholder” are to the third-party holder of the Class A Preferred Units;

•
“Class A Preferred Units” are to the Class A preferred limited partnership units of the Property Partnership, Series 1, 2 and 3, that are exchangeable for LP Units of our company pursuant to the Preferred Unit Exchange Mechanism;

•
“commercial property” or “commercial properties” are to commercial and other real property that generates or has the potential to generate income, including office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing, but does not include, among other things, residential land development, home building, construction, real estate advisory and other similar operations or services;

•
“fully-exchanged basis” assume the exchange of certain issued and outstanding securities that are exchangeable into LP Units, including the exchange of the issued and outstanding Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism, the exchange of the issued and outstanding Class A Preferred Units in accordance with the Preferred Unit Exchange Mechanism and the exchange of the issued and outstanding exchangeable limited partnership units of Brookfield Office Properties Exchange LP not held by us;

•	“FV LTIP Units” are to the FV LTIP Units of the Property Partnership;

•	“GGP” are to GGP Inc.;

•	“Holding Entities” are to the primary holding subsidiaries of the Property Partnership, from time to time, through which it indirectly holds all of our interests in our operating entities;

•	“LP Units” are to the non-voting limited partnership units of our company, other than Preferred Units;

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

•	“our business” are to our business of owning, operating and investing in commercial property, both directly and through our operating entities;

•	“our company”, “BPY” or “our partnership” are to Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

•	“our limited partnership agreement” are to the second amended and restated limited partnership agreement of our company;

•	“our portfolio” are to the commercial property assets in our Core Office, Core Retail and LP Investments segments, as applicable;

•
“our units” and “units of our company” are to the non-voting limited partnership units in our company, including LP Units and Preferred Units, and references to “our unitholders” are to the holders of our units. References to “Unitholders” are to holders of general partnership units of our partnership (“GP Units”), LP Units, Redemption-Exchange Units, special limited partnership units of the Property Partnership (“Special LP Units”), AO LTIP Units, FV LTIP Units, exchangeable limited partnership units of Brookfield Office Properties Exchange L.P. (“Exchange LP Units”) and BPR Units;

•
“Preferred Units” or “Preferred Equity Units” are to the preferred limited partnership units in the capital of BPY, currently consisting of the Class A Cumulative Redeemable Perpetual Units, Series 1 (“Preferred Units, Series 1”), the Class A Cumulative Redeemable Perpetual Units, Series 2 (“Preferred Units, Series 2”), and the Class A Cumulative Redeemable Perpetual Units, Series 3 (“Preferred Units, Series 3”);

•
“Preferred Unit Exchange Mechanism” are to the mechanism by which the Class A Preferred Unitholder may exchange the Class A Preferred Units for LP Units of our company, as more fully described in Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Preferred Unit-Exchange Mechanism”;

•	“Property Partnership” or the “Operating Partnership” are to Brookfield Property L.P., a Bermuda exempted limited partnership;

•
“Property Partnership Preferred Units” are to the preferred limited partnership units of the Property Partnership, currently consisting of the Class A Preferred Units and the Class A Cumulative Redeemable Perpetual Units, Series 5, 6 and 7;

•
“Property Special LP” are to Brookfield Property Special L.P., an indirect wholly-owned subsidiary of Brookfield Asset Management, which is the sole special limited partner of the Property Partnership;

•
“Redemption-Exchange Mechanism” are to the mechanism by which Brookfield may request redemption of its Redemption-Exchange Units in whole or in part in exchange for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for LP Units of our company, as more fully described in Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Redemption-Exchange Mechanism”;

•
“Redemption-Exchange Units” or “Redeemable/Exchangeable Partnership Units” are to the non-voting limited partnership interests in the Property Partnership that are redeemable for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for LP Units of our company, pursuant to the Redemption-Exchange Mechanism;

•
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

•	“Spin-off” are to the special dividend of LP Units by Brookfield Asset Management on April 15, 2013 as described under Item 4.A. “Information on the Company - History and Development of the Company”.

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

Use of Non-IFRS Measures

To measure our performance, we focus on Net Operating Income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO, net income attributable to Unitholders and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

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

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of Brookfield Strategic Real Estate Partners III (“BSREP III”) FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in our partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.

•
Net Income Attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPR Units.

•	Equity Attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPR Units.

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

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”), definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

The following tables present selected financial data for our company as of and for the periods indicated:

	Years ended Dec. 31,
(US$ Millions, except per unit information)	2019	2018	2017	2016	2015
Total revenue	$8,203	$7,239	$6,135	$5,352	$4,853
Net income	3,157	3,654	2,468	2,717	3,766
Net income attributable to LP Units	884	764	136	660	1,064
Net income attributable to GP Units	—	—	—	—	1
Net income per LP Unit	1.89	2.28	0.48	2.30	3.72
Distributions per LP Unit	1.32	1.26	1.18	1.12	1.06
FFO(1)	1,147	866	873	895	710

(1)
FFO is a non-IFRS measure. See “Introduction and Use of Certain Terms - Use of Non-IFRS Measures” and Item 5.A, “Operating and Financial Review and Prospects - Operating Results- Financial Statements Analysis - Review of Consolidated Financial Results”.

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2015
Investment properties	$75,511	$80,196	$51,357	$48,784	$41,599
Equity accounted investments	20,764	22,698	19,761	16,844	17,638
Total assets	111,643	122,520	84,347	78,127	71,866
Debt obligations	55,390	63,811	36,884	33,519	30,526
Capital securities	3,075	3,385	4,165	4,171	4,031
Total equity	44,935	46,740	35,124	34,161	30,933
Equity attributable to Unitholders(1)	28,530	28,284	22,186	22,358	21,958

(1)	As at December 31, 2019, 2018, 2017, 2016 and 2015, refers to holders of LP Units, GP Units, Redemption-Exchange Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPR Units, as applicable.

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of our units would likely suffer.

Risks Relating to Our Business

Our economic performance and the value of our assets are subject to the risks incidental to the ownership and operation of real estate assets.

Our economic performance, the value of our assets and, therefore, the value of our units are subject to the risks normally associated with the ownership and operation of real estate assets, including but not limited to:

•	downturns and trends in the national, regional and local economic conditions where our properties and other assets are located;

•	the cyclical nature of the real estate industry;

•	local real estate market conditions, such as an oversupply of commercial properties, including space available by sublease, or a reduction in demand for such properties;

•	changes in interest rates and the availability of financing;

•	competition from other properties;

•	changes in market rental rates and our ability to rent space on favorable terms;

•	the bankruptcy, insolvency, credit deterioration or other default of our tenants;

•	the need to periodically renovate, repair and re-lease space and the costs thereof;

•	increases in maintenance, insurance and operating costs;

•	civil disturbances, earthquakes and other natural disasters, pandemics or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•	the decrease in the attractiveness of our properties to tenants;

•	the decrease in the underlying value of our properties; and

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

In addition to our $2.8 billion of corporate credit facilities, we may also incur indebtedness under future credit facilities or other debt-like instruments, in addition to any asset-level indebtedness. We may also issue debt or debt-like instruments in the market, which may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade will have an adverse impact on the cost of such debt.

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

The Financial Conduct Authority in the United Kingdom has announced that it will cease to compel banks to participate in LIBOR after 2021. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create significant risks and challenges for us. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes.

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

A shift in retail shopping from brick and mortar stores to online shopping may have an adverse impact on our cash flow, financial condition and results of operations.

Many retailers operating brick and mortar stores have made online sales a vital piece of their business. The shift to online shopping may cause declines in brick and mortar sales generated by certain of our tenants and may cause certain of our tenants to reduce the size or number of their retail locations in the future. As a result, our cash flow, financial condition, and results of operations could be adversely affected.

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

We may be adversely affected by trends in the office real estate industry.

Some businesses increasingly permit employee telecommuting, flexible work schedules, open workplaces and teleconferencing. There is also an increasing trend of businesses utilizing shared office and co-working spaces. These practices enable businesses to reduce their space requirements. These trends could over time erode the overall demand for office space and, in turn, place downward pressure on occupancy, rental rates and property valuations. A reduced demand for office space could have an adverse impact on our business, cash flow, financial condition and results of operations.

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

Our business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, pandemics, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. For example, major health issues and pandemics, such as the coronavirus that has impacted China's population, commerce and travel and has spread to other countries, may adversely affect trade and global and local economies. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the coronavirus outbreak on our business. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and actions taken to contain the coronavirus or its impact, among others. If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect our financial condition and results of operations.

Our failure to maintain effective internal controls could have a material adverse effect on our business.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management has delivered a report that assesses the effectiveness of our internal controls over financial reporting (in which they concluded that these internal controls are effective) and our independent registered public accounting firm has delivered an attestation report on our management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited consolidated financial statements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

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

We rely on certain information technology systems which may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, through the introduction of computer viruses, cyber-attacks and other means, and could originate from a variety of sources including our own employees or unknown third parties. Any such breach or compromise could also go undetected for an extended period. There can be no assurance that measures implemented to protect the integrity of our systems will provide adequate protection or enable us to detect and remedy any such breaches or compromises in a timely manner or at all. If our information systems are compromised, we could suffer a disruption in one or more of our businesses. This could have a negative impact on our financial condition and results of operations or result in reputational damage.

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

Additionally, our co-venturers, partners, fund investors or co-tenants might at any time have economic or other business interests or goals that are inconsistent with those of our company, and we could become engaged in a dispute with any of them that might affect our ability to develop or operate a property. In addition, we do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties; and capital improvements. For example, when we invest in Brookfield-sponsored real estate funds, there is often a finite term to the fund’s investments which could lead to certain investments being sold prior to the date we would otherwise choose.

In some instances, where we are the property manager for a joint venture, the joint venture retains joint approval rights over various material matters such as the budget for the property, specific leases and our leasing plan. Moreover, in certain property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property manager’s obligations. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but we may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell an interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

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

We are subject to geopolitical uncertainties in all jurisdictions in which we operate, including North America. We also make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our operating entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business, including, for example, the Korean Peninsula, from factors such as political conflict, income inequality, refugee migration, terrorism, the potential break-up of political or economic unions (or the departure of a union member) and political corruption; the materialization of one or more of these risks could negatively affect our financial performance. For example, it is unclear how the withdrawal of the United Kingdom from the European Union (“Brexit”) may impact the economies of the United Kingdom, the European Union countries and other nations where we are invested. Brexit could significantly disrupt the free movement of goods, services, and people between the United Kingdom and the European Union and result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe.  Any of these effects of Brexit, among others, could adversely affect our financial position, results of operations or cash flows.

Unforeseen political events in markets where we own and operate assets and may look to for further growth of our businesses, such as the United States, Brazil, European and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by near-term political events, including those in the United States, Brazil, Europe, Asia and elsewhere.

Our operations in China subject us to increased risks, including risks related to evolving economic, political and social conditions.

Our business is subject to risks inherent in doing business internationally. In particular, we face risks relating to our business in China. For the year ended December 31, 2019, less than 1% of our assets were in China. In recent years, the Chinese government has been reforming its economic and political systems, and we expect this to continue. Although we believe that these reforms have had a positive effect on our ability to do business in China, we cannot assure you that these reforms will continue or that the Chinese government will not take actions that impair our business in China. In addition, recent international unrest involving mounting trade tension between China and the United States presents additional risks and uncertainties. If our ability to do business in China is adversely impacted, our business, results of operation and financial condition could be materially adversely affected.

We are subject to possible health and safety and environmental liabilities and other possible liabilities.

As an owner of real property, we are subject to various laws relating to environmental matters. We could be liable under these laws for the costs of removal and remediation of certain hazardous substances or wastes present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and reduce the cash available for our business which could have an adverse effect on our business, financial condition and results of operations. The failure to remove or remediate such substances could adversely affect our ability to sell our properties or our ability to borrow using real estate as collateral and could potentially result in claims or other proceedings against us, which could have an adverse effect on our business, financial condition and results of operations. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operations.

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

Our ability to attract and retain tenants, investors and employees is impacted by our reputation. Also, negative publicity can expose us to litigation and regulatory action could damage our reputation, adversely affect our ability to attract and retain tenants and employees, and divert management’s attention from day-to-day operations. The loss of significant tenants could also negatively impact our reputation. Significant harm to our reputation can also arise from employee misconduct, unethical behavior, environmental matters, litigation or regulatory outcomes, failing to deliver minimum or required standards of safety, service and quality, compliance failures, unintended disclosure of confidential information and the activities of our tenants and counterparties, including vendors.

We may be exposed to actual or alleged fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems or from external events which could lead to significant losses and harm to our reputation.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. We operate in different markets and rely on our employees and certain third-parties to follow our policies and processes as well as applicable laws with respect to their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems, policies and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. Failure to adequately manage these risks could result in direct or indirect financial loss, reputational impact, regulatory censure or failure in the management of other risks such as credit or market risk.

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

Pursuant to Executive Order 13224 and other laws, the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) maintains a list of persons designated as terrorists or who are otherwise blocked or banned. OFAC regulations and other laws prohibit conducting business or engaging in transactions with prohibited persons. Certain of our loan and other agreements require us to comply with OFAC requirements. Our leases and other agreements, in general, require the other party to comply with OFAC requirements. If a tenant or other party with whom we contract is placed on the OFAC list, we may be required to terminate the lease or other agreement. Any such termination could result in a loss of revenue or a damage claim by the other party that the termination was wrongful.

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

Our company’s sole direct investments are its managing general partnership interest in the Property Partnership, which owns almost all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold our interests in the operating entities and an interest in BP US REIT LLC, which holds the partnership’s interest in certain commercial and other income producing property operations. Our company has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units and to meet our financial obligations. The Property Partnership, the Holding Entities and our operating entities are legally distinct from our company and they are generally required to service their debt obligations before making distributions to us or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our units, fund working capital and satisfy other needs. In addition, the Property Partnership is required to make distributions to its preferred unitholders before making distributions to us. Any other entities through which we may conduct operations in the future will also be legally distinct from our company and may be restricted in their ability to pay dividends and distributions or otherwise make funds available to our company under certain conditions.

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

Our company intends to make quarterly cash distributions of approximately $1.33 per LP Unit on an annualized basis. However, despite our projections, there can be no assurance that we will be able to make such distributions or meet our target growth rate range of 5% to 8% annually.

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

Our company is not, and does not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940 (the “Investment Company Act”) (and similar legislation in other jurisdictions) and if our company were deemed an “investment company” under the Investment Company Act applicable restrictions would make it impractical for us to operate as contemplated.

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

Our company is a “foreign private issuer” under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the Nasdaq Stock Market (the “Nasdaq”).

Although our company is subject to the periodic reporting requirement of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States and our company is exempt from certain other sections of the Exchange Act that U.S. domestic registrants would otherwise be subject to, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large unitholders of our company are not obligated to file reports under Section 16 of the Exchange Act and certain of the governance rules imposed by the Nasdaq are inapplicable to our company.

Our company is a “SEC foreign issuer” under Canadian securities regulations and is exempt from certain requirements of Canadian securities laws.

Although our company is a reporting issuer in Canada, we are a “SEC foreign issuer” and exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation as long as we comply with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the U.S. Securities and Exchange Commission (the “SEC”), are filed in Canada and sent to our unitholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada.

We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.

Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BPY General Partner and, as a result of such ownership of the BPY General Partner, Brookfield controls the appointment and removal of the BPY General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. In addition, Brookfield has an effective economic interest in our business of approximately 51% as of the date of this Form 20-F and over time may reduce this economic interest while still maintaining its controlling interest. Therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders. For example, despite the fact that our company has a conflicts policy in place which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield exerts substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage our company and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to our company and ultimately to our unitholders.

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

•
Brookfield will only recommend acquisition opportunities that it believes to be suitable and appropriate. Our focus is on investing in, owning, operating, developing and recycling a portfolio of high quality assets, not investments such as infrastructure-related, renewable power-related, or other operations-oriented enterprises that are not deemed suitable and/or appropriate for us. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for us and will limit our ability to participate in certain acquisitions; and

•
in addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate for us is highly subjective and is dependent on a number of portfolio construction and management factors including our liquidity position at the relevant time, the expected risk-return profile of the opportunity, its fit with the balance of our investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf or on behalf of a Brookfield-sponsored vehicle, partnership or consortium such as Brookfield Infrastructure Partners L.P., Brookfield Renewable Partners L.P., Brookfield Business Partners L.P., and one or more Brookfield-sponsored private funds or other investment vehicles or programs.

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

Brookfield currently holds a significant portion of the issued and outstanding interests in the Property Partnership through Special LP Units and Redemption-Exchange Units. The Redemption-Exchange Units are redeemable for cash or exchangeable for LP Units in accordance with the Redemption-Exchange Mechanism, which could result in Brookfield eventually owning a larger portion of our issued and outstanding LP Units (including other issued and outstanding LP Units that Brookfield currently owns).

Brookfield may also reinvest incentive distributions in exchange for Redemption-Exchange Units or LP Units. Additional units of the Property Partnership acquired, directly or indirectly, by Brookfield are redeemable for cash or exchangeable for LP Units in accordance with the Redemption-Exchange Mechanism. See Item 10.B., “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Redemption-Exchange Mechanism”. Brookfield may also purchase additional LP Units of our company in the market. Any of these events may result in Brookfield increasing its ownership of our company.

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

The BPY General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions that would have the effect of increasing distributions and fees payable to it, which may be to the detriment of our company and our unitholders. For example, because the base management fee and the equity enhancement distribution are calculated based on our market value, it may create an incentive for Brookfield to increase or maintain our company’s total capitalization over the near-term when other actions may be more favorable to us or our unitholders. Similarly, Brookfield may take actions to increase our distributions in order to ensure it is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our unitholders. Likewise, Brookfield may take actions to decrease distributions on LP Units or defer acquisitions in order to increase our market value in the near-term when making such distributions or acquisitions may be more favorable to us or our unitholders.

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

Brookfield and Oaktree operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.

Brookfield and Oaktree Capital Group, LLC together with its affiliates (“Oaktree”) operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. In addition, neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that our company and our portfolio companies, as well as Brookfield, Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements) (collectively, “Brookfield Accounts”) that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by Oaktree Accounts of investment opportunities suitable for our company and Brookfield Accounts that we are invested in, without making such opportunities available to us or those Brookfield Accounts, and (iii) the formation or establishment of new Oaktree Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our company and/or Brookfield Accounts that we are invested in. Investment teams managing the activities of our company and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.

Our company and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. Competition from Oaktree Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Oaktree will manage certain Oaktree Accounts in a way that is different than from the interests of our company and/or Brookfield Accounts that we are invested in, which could adversely impact our (direct and/or direct) investments. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Oaktree”.

Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by our company and/or Brookfield Accounts that we are invested in.

Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, our company and/or Brookfield Accounts that we are invested in and Oaktree Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Oaktree will likely need to aggregate certain investment holdings, including holdings of our company, Brookfield Accounts that we are invested in and Oaktree Accounts for certain securities law purposes and other regulatory purposes. Consequently, Oaktree’s activities could result in earlier public disclosure of investments by our company and/or Brookfield Accounts that we are invested in, restrictions on transactions by our company and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our company and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Oaktree”.

Breaches of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant adverse consequences to Brookfield and Oaktree and/or Brookfield Accounts that we are invested in, amongst others.

Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our company, Brookfield and Oaktree may decide, at any time and without notice to our company or our unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or Oaktree.

To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our company and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for our company and/or Brookfield Accounts that we are invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to our company and/or Brookfield Accounts that we are invested in.

The breach or failure of our information barriers could result in our company obtaining material non-public information, which may restrict our company from acquiring or disposing investments and ultimately impact the returns generated for our business. In addition, any such breach or failure could also result in potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. Any inadvertent trading on material non-public information, or perception of trading on material non-public information, could have a significant adverse effect on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, and negatively impact Brookfield’s ability to provide investment management services to its clients, all of which could result in negative financial impact to the investment activities of our company and/or Brookfield Accounts that we are invested in. For more information, see Item 7.B., “Related Party Transactions - Conflicts of Interest and Fiduciary Duties - Oaktree”.

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

In addition, pursuant to a Rights Agreement, Brookfield Asset Management has agreed that in the event that neither BPR nor BPY satisfies its obligations to deliver cash and/or LP Units in connection with BPR Units tendered for redemption, then Brookfield Asset Management will satisfy, or cause to be satisfied, such obligations by delivering cash and/or LP Units to the tendering holders. The delivery by Brookfield Asset Management of LP Units it owns could negatively affect the market price of our LP Units.

Our company may issue additional units in the future in lieu of incurring indebtedness which may dilute existing holders of our units or our company may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to holders of our units.

Our company may issue additional securities, including units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the BPY General Partner may determine. The BPY General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in our company’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of our company and any redemption, conversion and exchange rights. The BPY General Partner may use such authority to issue additional units or additional securities exchangeable for our LP Units which would dilute existing holders of our units, or to issue securities with rights and privileges that are more favorable than those of our units. You will not have any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

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

Our company is a Bermuda exempted limited partnership and a substantial portion of our assets are located outside the United States and Canada. In addition, certain of the directors of the BPY General Partner and certain members of the senior management team of the Service Providers who are principally responsible for providing us with management services reside outside of the United States and Canada. As a result, it may be difficult or impossible for U.S. or Canadian investors to effect service of process within the United States or Canada upon us or our directors and management of the Service Providers, or to enforce, against us or these persons, judgments obtained in the U.S. or Canadian courts predicated upon the civil liability provisions of U.S. federal securities laws or Canadian securities laws. We believe that there is doubt as to the enforceability in Bermuda, in original actions or in actions to enforce judgments of U.S. or Canadian courts, of claims predicated solely upon U.S. federal securities laws or Canadian securities laws. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement - Our Units”.

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

The U.S. Internal Revenue Service (the “IRS”) or Canada Revenue Agency (the “CRA”) may not agree with certain assumptions and conventions that we use to comply with applicable U.S. and Canadian federal income tax laws or to report income, gain, loss, deduction, and credit to our unitholders.

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

federal income tax purposes, under present law, 90% or more of our company’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Internal Revenue Code”) and our company must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the BPY General Partner intends to manage our affairs so that our company will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, our company may not meet these requirements, or current law may change so as to cause, in either event, our company to be treated as a corporation for U.S. federal income tax purposes. If our company (or the Property Partnership) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for our unitholders and our company (or the Property Partnership, as applicable), as described in greater detail in Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations - Partnership Status of Our Company and the Property Partnership”.

The failure of certain of our operating entities (or certain of their subsidiaries) to qualify as REITs under U.S. federal income tax rules generally would have adverse tax consequences which could result in a material reduction in cash flow and after-tax return for our unitholders and thus could result in a reduction of the value of our units.

Certain of our operating entities (and certain of their subsidiaries), including operating entities in which we do not have a controlling interest, intend to qualify for taxation as REITs for U.S. federal income tax purposes. However, no assurance can be provided that any such entity will qualify as a REIT. An entity’s ability to qualify as a REIT depends on its satisfaction of certain asset, income, organizational, distribution, shareholder ownership, and other requirements on a continuing basis. No assurance can be provided that the actual results of operations for any particular entity in a given taxable year will satisfy such requirements. If any such entity were to fail to qualify as a REIT in any taxable year, it would be subject to U.S. federal income tax on its net taxable income at regular corporate rates, and distributions would not be deductible by it in computing its taxable income. Any such corporate tax liability could be substantial and could materially reduce the amount of cash available for distribution to our company, which in turn would materially reduce the amount of cash available for distribution to our unitholders or investment in our business and could have an adverse impact on the value of our units. Unless entitled to relief under certain U.S. federal income tax rules, any entity which so failed to qualify as a REIT would also be disqualified from taxation as a REIT for the four taxable years following the year during which it ceased to qualify as a REIT.

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

The BPY General Partner intends to use commercially reasonable efforts to structure our activities to avoid generating income connected with the conduct of a trade or business (which income generally would constitute “unrelated business taxable income” (“UBTI”) to the extent allocated to a tax-exempt organization). However, no assurance can be provided that we will not generate UBTI in the future. In particular, UBTI includes income attributable to debt-financed property, and we are not prohibited from financing the acquisition of property with debt. In addition, a tax-exempt organization might be allocated UBTI if our company’s indirect investment in a REIT were to give rise to “excess inclusion income”. The potential for income to be characterized as UBTI could make our units an unsuitable investment for a tax-exempt organization, as addressed in greater detail in Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations - Consequences to U.S. Holders - U.S. Taxation of Tax-Exempt U.S. Holders of Our Units”.

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

To meet U.S. federal income tax and other objectives, our company and the Property Partnership may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction, or credit realized in the first instance by our operating entities will not flow, for U.S. federal income tax purposes, directly to the Property Partnership, our company, or our unitholders, and any such income or gain may be subject to a corporate income tax, in the United States or other jurisdictions, at the level of the Holding Entity. Any such additional taxes may adversely affect our company’s ability to maximize its cash flow.

Our unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a “passive foreign investment company” or “controlled foreign corporation” for U.S. federal income tax purposes.

U.S. Holders may face adverse U.S. tax consequences arising from the ownership of an indirect interest in a “passive foreign investment company” (“PFIC”)_or in a “controlled foreign corporation” (“CFC”). These investments may produce taxable income prior to the receipt of cash relating to such income, and U.S. Holders will be required to take such income into account in determining their gross income subject to tax. In addition, all or a portion of any gain realized upon the sale of a CFC may be taxable at ordinary income rates. Further, with respect to gain realized upon the sale of and excess distributions from a PFIC for which an election for current inclusions is not made, such income would be taxable at ordinary income rates and subject to an additional tax equivalent to an interest charge on the deferral of income inclusions from the PFIC. See Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations - Consequences to U.S. Holders - Passive Foreign Investment Companies” and “Taxation - U.S. Tax Considerations - Consequences to U.S. Holders - Controlled Foreign Corporations”. Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC and CFC rules for an investment in our units.

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

Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 (“FATCA”) certain payments made or received by our company may be subject to a 30% federal withholding tax, unless certain requirements are met.

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

Canada

If the subsidiaries that are corporations, or non-resident subsidiaries, and that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada), or, together with the regulations thereunder, the Tax Act, and that are “controlled foreign affiliates” (“CFAs”) as defined in the Tax Act, in which the Property Partnership directly holds an equity interest earn income that is “foreign accrual property income” (“FAPI”) as defined in the Tax Act, our unitholders may be required to include amounts allocated from our company in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Any of the non-resident subsidiaries in which the Property Partnership directly holds an equity interest are expected to be CFAs of the Property Partnership. If any CFA of the Property Partnership or any direct or indirect subsidiary thereof that is itself a CFA of the Property Partnership (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership must be included in computing the income of the

Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends, whether or not the Property Partnership actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions, or the Foreign Tax Credit Generator Rules. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax”, as defined in the Tax Act, applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate”, as defined in the Tax Act, of the Property Partnership may be limited in certain specified circumstances. See Item 10.E. “Additional Information - Taxation - Certain Material Canadian Federal Income Tax Considerations”.

Our unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada (and certain exempt foreign trusts as defined in subsection 94(1) of the Tax Act), other than a CFA of the taxpayer, or Non-Resident Entities, that could in certain circumstances cause income to be imputed to our unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Property Partnership. See Item 10.E. “Additional Information - Taxation - Certain Material Canadian Federal Income Tax Considerations”.

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

Our unitholders who are not and are not deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold, and are not deemed to use or hold, their units of our company in connection with a business carried on in Canada, or non-resident limited partners, may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our company or the Property Partnership if our company or the Property Partnership were considered to carry on business in Canada.

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

Our company and the Property Partnership will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, we expect the Holding Entities to look-through the Property Partnership and our company to the residency of the partners of our company (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident limited partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the “Treaty”) a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as our company and the Property Partnership, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

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

Provided that our units are listed on a “designated stock exchange” (which currently includes the Nasdaq and the Toronto Stock Exchange (the “TSX”), our units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) and a tax-free savings account (“TFSA”). However, there can be no assurance that our units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments”, as defined in the Tax Act, by a RRSP, RRIF, TFSA, RDSP or RESP.

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

Under the rules in the Tax Act applicable to a “SIFT partnership” (the “SIFT Rules”) certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a “taxable Canadian corporation”, as defined in the Tax Act. In particular, a “SIFT partnership” will generally be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties”, as defined in the Tax Act, other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a “portfolio investment entity” as defined in the Tax Act), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate”, each as defined in the Tax Act.

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

Our company was established by Brookfield Asset Management as its primary vehicle to make investments across all strategies in real estate. Our goal is to be the leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. Our LP Units are listed on the Nasdaq and the TSX under the symbols “BPY” and “BPY.UN”, respectively, and our Preferred Units are listed on the Nasdaq under the symbols “BPYPP”, “BPYPO” and “BPYPN”, respectively.

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

For a description of our principal capital expenditures in the last three fiscal years and a discussion of our acquisitions and dispositions during the year ended December 31, 2019, please see Item 5.A. “Operating and Financial Review and Prospects - Operating Results”.

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at www.sec.gov. See Item 10.H “Documents on Display”.

4.B.      BUSINESS OVERVIEW

Overview of our Business

Our partnership is Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. With approximately 22,000 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	136 premier properties	●	122 best-in-class malls and urban retail properties
●	93 million square feet	●	120 million square feet
●	93% occupancy	●	96% occupancy
●	8.5 year average lease term

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and/or properties with significant value-add

Our diversified Core portfolios consist of high-quality office and retail assets in some of the world’s most dynamic markets which have stable cash flow as a result of their long-term leases. We target between a 10% and 12% total return on our Core portfolios. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy that should generate strong same-property NOI growth without significant capital investment. Furthermore, we target earning between 6% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. We currently have approximately 12 million square feet of active development projects underway with another 6 million square feet in planning stages. Our development track record reflects successful completions on time and on budget. We expect that this portion of our balance sheet will be meaningful to earnings growth in our Core businesses throughout the next five to ten years as projects reach completion and begin to contribute rental revenue to our earnings.

Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing. We target an average gross 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from a gain recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. The combination of these gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions.

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

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, we believe our business model is self-funding and does not require us to access capital markets to fund our continued growth.

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

•
Global Scale. With approximately 22,000 employees involved in Brookfield’s real estate business globally, we have operating entities with scale in each of our targeted sectors and geographies. With the real-time information that we receive regarding market conditions and opportunities, we believe we are well-positioned to opportunistically originate transactions that offer the highest risk-adjusted returns.

•
Sector and Geographic Diversification. With a portfolio of assets in the office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing asset classes located primarily in North America, Europe and Australia, with a growing presence in Brazil and Asia, we have diversified cash flows that increase stability and over time should lower our cost of capital. As a result of this diversity, combined with Brookfield’s sponsorship and its strong institutional relationships, we believe that we should have access to capital across market cycles. This should enable us to take advantage of attractive opportunities as they arise.

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

•
Strong Organic Cash Flow Growth. As a result of escalation provisions in a majority of our leases, the mark-to-market of rents as long-term leases expire and our ability to increase occupancy/permanent occupancy primarily in our Core Office and Core Retail portfolios, we have a strong foundation for organic cash flow growth. We expect to have flexibility to utilize this incremental cash flow to increase our distribution to our unitholders or fund other growth initiatives.

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

Operating Entities

Our business is organized in three operating sectors: Core Office, Core Retail and LP Investments. The capital invested in these operating entities is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; and participation in private equity funds and consortiums. Combining both publicly-listed and private institutional capital provides a competitive advantage in flexibility and access to capital to fund growth.

(1)	Represents assets and equity attributable to Unitholders related to our operating segments and excludes corporate assets and obligations.

Core Office

Our Core Office portfolio consists of interests in 136 high-quality office properties totaling approximately 93 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 12 million square feet of active office and multifamily developments. We believe that these assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Office portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy that should generate strong same-property NOI growth without significant capital investment. Furthermore, we target earning between 8% and 11% unlevered, pre-tax returns on construction costs from our development pipeline.

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

Our Core Office portfolio occupancy stands at 93% leased at December 31, 2019 and reflects average in-place net rent of $37.31 per square foot compared to average market net rent of $40.07 per square foot, allowing for 7% potential to capture on higher rents on the upcoming expiration of leases.

Another important characteristic of our Core Office portfolio is the credit quality of our tenants. We focus on tenant credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants in our Core Office portfolio by leased area and their respective credit ratings and lease commitments as at December 31, 2019.

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	7.6%
Morgan Stanley	NY/London	A-	2.7%
Barclays	London/Toronto/Calgary	BBB-	2.1%
CIBC World Markets(3)	Calgary//Toronto/NY	AA	1.9%
Suncor Energy Inc.	Calgary	BBB+	1.8%
Cenovus	Calgary	BB+	1.5%
Bank of Montreal	Calgary/Toronto	AA	1.5%
Deloitte	Various	Not Rated	1.4%
Bank of America | Merrill Lynch	Various	A	1.3%
Amazon	NY/London	A-	1.3%
Total			23.1%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Prior to considering partnership interests in partially-owned properties.

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 940,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

Another important strategy for our Core Office business is to sign long-term leases in order to mitigate risk, reduce our overall re-tenanting costs and ensure stable and sustainable cash flows. As at December 31, 2019, the average lease term of our Core Office business was 8.5 years, compared to 8.3 years at December 31, 2018. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration.

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

Our development pipeline is a significant component of value of our Core Office business, and we expect this pipeline to contribute significantly to earnings and provide attractive returns on capital upon stabilization. As at December 31, 2019, we held interests in centrally located development sites with total development potential of approximately 29 million square feet primarily in the United States, Canada, Europe and Australia.

We classify our Core Office development sites into three categories: (i) active development, (ii) active planning and (iii) held for development. Of the approximately 29 million square feet in our office development pipeline, 12 million square feet are in the active development stage, 6 million square feet are in the active planning stage and 11 million square feet are held for future development. With all of our development sites, we proceed with construction when our risk adjusted return hurdles and preleasing targets have been met.

Core Retail

Our Core Retail segment consists of 122 best-in-class retail properties containing over 120 million square feet in the United States. These assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Retail portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and operating expense monitoring that are expected to generate same-property NOI growth. Furthermore, we expect to earn between 6% and 8% unlevered, pre-tax returns on construction costs from our redevelopment pipeline, which is also expected to drive NOI growth.

Our primary objective for this segment is to be an owner and operator of best-in-class retail properties that provide an outstanding environment and experience for our communities, retailers, and consumers. The strategy for our Core Retail business includes:

•	increasing the permanent occupancy of our regional mall portfolio by converting temporary leases to permanent leases and leasing vacant space;

•	renewing or replacing expiring leases at greater rental rates;

•	actively recycling capital through the disposition of assets and investing in whole or partial interests in high-quality regional malls, anchor pads and repaying debt; and

•	continuing to execute on our existing redevelopment projects and seeking additional opportunities within our portfolio for redevelopment.

As of December 31, 2019, the portfolio was 96.4% leased, compared to 96.5% leased at December 31, 2018. On a suite-to-suite basis, the leases commencing occupancy in the trailing 12 months exhibited initial rents that were 3.6% higher than the final rents paid on expiring leases.

For the year ended December 31, 2019, the largest tenant in our Core Retail portfolio, L Brands, Inc. (based on common parent ownership), accounted for approximately 3.8% of rents. Our three largest tenants in the Core Retail portfolio, L Brands, Inc., Foot Locker, Inc., and LVMH, in aggregate, comprised approximately 9.4% of rents.

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

Our redevelopment pipeline is a significant component of value of our Core Retail business. We have redevelopment activities with an estimated cost to the company totaling approximately $583 million in the pipeline. We continue to evaluate a number of other redevelopment projects to further enhance the quality of our assets.

LP Investments
Through investments in Brookfield-sponsored real estate funds created to earn attractive returns, we have interests in various real estate sectors around the globe including office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing. Our ownership in these holdings ranges from 26% to 50%.

LP Investments - Office

Our LP Investments - Office business consists of 113 opportunistic office properties comprising of approximately 43 million square feet of office space in the United States, United Kingdom, Brazil and Asia. Our LP Investments - Office strategy is to acquire high-quality portfolios and/or in office properties at a discount to replacement cost or intrinsic value and execute strategies to increase occupancy and rental rates, expand on developments and achieve opportunistic returns through NOI growth and fair value appreciation.

LP Investments - Retail

Our LP Investments - Retail business is comprised of approximately 27 million square feet of opportunistic retail space across 42 properties across the United States and in select Brazilian markets. Similar to our LP Investments - Office business, our strategy is to acquire high-quality portfolios and/or retail properties at a discount to replacement cost or intrinsic value and execute strategies to increase occupancy and rental rates, expand on developments and achieve opportunistic returns through NOI growth and fair value appreciation.

Multifamily

Our multifamily business consists of 51 properties with approximately 15,670 multifamily units across the United States. Our strategy is to selectively develop properties in high growth, supply-constrained markets. We leverage our track record of successfully entitling land for development of multifamily properties and managing construction in order to maximize returns. We also seek opportunities to redevelop well-located, older assets and earn an attractive return on this capital by raising rents, which are still a significant discount to new products.

Logistics

Our logistics business consists of approximately 1 million square feet of logistics space at 1 property, consisting of modern logistics assets in China. Our logistics strategy is to acquire older generation logistics properties that we can redevelop into state-of-the-art product. We also seek to selectively develop projects in supply constrained markets that are critical to the global supply chain. We leverage our long track record of successfully entitling land in these markets and our global relationships with retailers and other logistics companies to negotiate anchor leases to support such projects.

Hospitality

Our hospitality business consists of interests in 130 hospitality assets with over 26,400 rooms across North America, Europe and Australia. Our strategy is to employ a disciplined approach to asset selection and target investments with significant value creation opportunities. We seek to invest in hotels and hospitality related ventures in which we can use our operational expertise to add value. These strategies include, but are not limited to, renovations, repositioning, rebranding, management modification, channel distribution management, expense control and creative capital structuring.

Self-storage

Our self-storage business consists of 100 self-storage facilities comprising approximately 9 million square feet throughout the United States. Our strategy is to acquire new locations, and upgrade existing properties in order to meet and exceed target projections.

Triple Net Lease

Our triple net lease business consists of 278 properties that are leased to automotive dealerships across the United States and Canada on a triple net lease basis. Our strategy is to grow the business by acquiring new locations, upgrading existing facilities and constructing new stores.

Manufactured Housing

Our manufactured housing business consists of 136 manufactured housing communities with over 32,400 sites across the United States. Our strategy is to grow this business through add-on acquisitions of properties, upgrading existing properties, and internalized facilities management and marketing.

Student Housing

Our student housing business consists of 50 student housing properties with approximately 18,800 beds in the United Kingdom. Our student housing business operates in strong markets with highly ranked universities throughout the United Kingdom. Our strategy is to grow this business through add-on acquisitions of properties, upgrading existing properties, and internalized facilities management and marketing.

Geographic Distribution
As of December 31, 2019, approximately 69.4% of our assets and 72.2% of our revenues originated from the United States with the remaining 30.6% of our assets and 27.8% of our revenues originating from Canada, Australia, United Kingdom, Europe, Brazil and Asia.

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

We established our distribution level and our targeted distribution growth rate based on projections of the amount of FFO that we will generate in the short to medium term. These projections reflect the in-place cash flow of all of our investments and our capital investment plans. In a number of our operating entities, we are retaining operating cash flow for reinvestment. As a result, we are required to finance, in the short term, payment of our distributions to our unitholders. To maintain our distributions at the current level, we have a number of alternatives available to us, including (a) using borrowings under our committed revolving credit facilities; (b) electing to accrue and/or waive distributions to be made in respect of the Redemption-Exchange Units that are held by Brookfield Asset Management in accordance with the Property Partnership’s limited partnership agreement; (c) paying off all or a portion of the fees owed to the Service Providers pursuant to the Master Services Agreement through the issuance of LP Units and/or Redemption-Exchange Units; (d) paying of any equity enhancement distributions to Property Special LP through the issuance of Redemption-Exchange Units; and (e) utilizing distributions of other operating entities from cash flow from operations, asset sales and/or refinancings. We are not a passive investor and we typically hold positions of control or significant influence over assets in which we invest, enabling us to influence distributions from those assets.

The current quarterly distribution on our LP Units is $0.3325 per LP Unit (or $1.33 per LP Unit on an annualized basis). Despite our projections and the alternative methods available to maintain our distribution level, there can be no assurance that we will be able to maintain an annual distribution of $1.33 per LP Unit or meet our target growth rate. Based on amounts received in distributions from our operating entities and our projected operating cash flow from our direct investments, our proposed distributions are significantly greater than such amounts.

Additionally, our ability to make distributions will depend on a number of factors, some of which are out of our control, including, among other things, general economic conditions, our results of operations and financial condition, the amount of cash that is generated by our operations and investments, restrictions imposed by the terms of any indebtedness that is incurred to finance our operations, payment of distributions on our Preferred Units, investments or to fund liquidity needs, levels of operating and other expenses, and contingent liabilities. Furthermore, the Property Partnership, the Holding Entities and our operating entities are legally distinct from our company and they are generally required to service their debt and other obligations, such as distributions to preferred unitholders, before making distributions to us or their parent entity as applicable, thereby reducing the amount of our cash flow available to pay distributions on our units, fund working capital and satisfy other needs.

Competition and Marketing

The nature and extent of competition we face varies from property to property and business to business. Our direct competitors include other office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing operating companies; public and private real estate companies and funds; commercial property developers and other owners of real estate that engage in similar businesses. In addition, we face competition in our retail business from alternatives to traditional mall shopping, particularly online shopping.

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

Environmental, Social and Governance

As a leading global owner and operator of high-quality real estate on a global basis, a strong environmental, social and governance (“ESG”) culture has always been an integral part of how we operate our business. We believe that having a robust ESG strategy is crucial for us to create long-term value for our unitholders.

Brookfield has an effective economic interest in our business of approximately 51% and affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement. Brookfield encourages a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires tailored, local management and responsibility. The following are Brookfield’s and our partnership’s ESG principles:

•	Ensuring the well-being and safety of employees

◦
Employee Well-Being: Meet or exceed all applicable labor laws and standards, which includes respecting human rights, offering competitive wages and implementing nondiscriminatory, fully inclusive hiring practices.

◦	Health & Safety: Aim to have zero serious safety incidents by encouraging consistent health and safety principles across the organization.

•	Be good stewards

◦	Community Engagement: Engage with community groups potentially affected by our actions to ensure that their interests, safety and well-being are appropriately integrated into our decision-making.

◦	Philanthropy: Empower employees to participate in, and use resources to give back, to local communities.

•	Mitigate the impact of operations on the environment

◦	Environmental Stewardship: Strive to minimize environmental impact and improve efficient use of resources over time.

•	Conduct business according to the highest ethical and legal/regulatory standards

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

To ensure ESG considerations are fully integrated in the due diligence phase, the investment team prepares a detailed memorandum outlining the merits of the transaction and disclosing potential risks, mitigants and value creation opportunities. Senior management of our Service Providers discuss material ESG issues and potential mitigation strategies, including bribery and corruption risks, health and safety risks, and legal risks, as well as environmental and social risks.

Post-acquisition, local management teams are accountable for the implementation of ESG initiatives within their operations, in accordance with Brookfield and our partnership’s ESG principles. This ensures full alignment between responsibility, authority, experience and execution. This approach is particularly important given the wide range of industries and locations in which we invest that require tailored ESG risk identification and management systems to mitigate unique risks and capitalize on distinct opportunities.

Environmental Initiatives

We pride ourselves on contributing positively to the local communities in which we operate. This means we continually strive to minimize our impact on the environment, while balancing the need for economic growth. We demonstrate respect for the natural environment and take steps to protect it by investing in green technologies, encouraging environmentally sound construction methods, and promoting strategies to minimize our carbon footprint. Green initiatives in our portfolio include energy reduction, use of alternative energy sources such as solar, water conservation, recycling, enhanced indoor air quality, alternative transportation parking, environmentally friendly cleaning materials and erosion control.

Our commitment to sustainability and intelligent design has earned us global recognition. 90% of our eligible global office area has achieved a sustainability designation. Across our portfolio we hold 67 LEED certifications, 88 Energy Star certifications in the United States, 51 BOMA 360 office certifications in the United States and Canada, 26 NABERS certifications in Australia, 9 Green Star certifications and 3 BREEAM certifications.

Social Initiatives

    The health and safety of employees is a top priority. This is why we target zero serious safety incidents and foster a culture of safe practice and leadership. Safety training and protocols are constantly refined by our businesses, and health and safety incident metrics are reviewed regularly.

We believe that giving back is essential to doing good business. Across our operations in the United States, Canada, Brazil, Europe, Asia and Australia, we enhance our communities by supporting cultural initiatives and hosting local events, and we encourage our business partners to do the same. Brookfield has a history of deep involvement in philanthropy and continually works to instill a culture of charitable giving and volunteerism among employees and business partners.

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

4.C.  ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart on the following page represents a simplified summary of our organizational structure as of December 31, 2019. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Asset Management holds units of our company have been omitted.

This chart should be read in conjunction with the explanation of our ownership and organizational structure on the following pages.

Brookfield Asset Management Inc.
(Brookfield Asset Management)
(Ontario)
LP Interest (1)
18.6%
Public
LP Interest (1)
81.4%
Brookfield Property Partners Limited
(BPY General Partner)
(Bermuda)
GP Interest
0.03%
Brookfield Property Partners L.P.
(our company)
(Bermuda)
Redeemable Preferred Shares ($6 million)
GP Interest and LP Interest
Redemption-Exchange Units (1)
49.3%
Managing GP Units
50.1%
Brookfield Property Special L.P.
(Property Special LP)
(Bermuda)
Special LP Units 0.5%
Brookfield Property L.P.
(Property Partnership)
(Bermuda)
Holding Entities (2)
Public Class A Stock
GP Interest
99.9%
50% Series B Common
Brookfield BPY Holdings Inc.
(CanHoldco)
(Ontario)
Brookfield Property REIT Inc.
(BPR)
(Delaware)
BPY Bermuda Holdings IA Ltd.
(Bermuda)
BPY Bermuda Holdings II Limited
(Bermuda)
BPY Bermuda Holdings VII Limited
(Bermuda)
BPY Bermuda IV Holdings LP
(Delaware)
BP US REIT LLC
(Delaware)
BPY Bermuda New Holdings Limited
(Bermuda)
Brookfield BPY Retail Holdings II Inc.
(Ontario)
BPY Bermuda Holdings Limited
(Bermuda)
BPY Bermuda Holdings IV Limited
(Bermuda)
BPY Bermuda Holdings V Limited
(Bermuda)
BPY Bermuda Holdings VI Limited
(Bermuda)
Operating Entities (3)
Core Office
BPO (4) 100%
Australia (5) 100%
Europe 100%
Canary Wharf (6) 50%
Brazil (7) 51%-67%
Core Retail
BPR (8) 100%
LP Investments
LP Investments - Office (9) 24%-33%
Rouse 50%
Brazil Retail 46%
LP Investments – Retail 26%
Logistics (9) 31%
Multifamily (9) 26%-37%
Hospitality (9) 26%-33%
Triple Net Lease 29%
Self-storage 25%
Student Housing 25%
Manufactured Housing 26%
Finance Funds (10) 1%-18%
Mixed-Use 22%-31%

(1)
As of December 31, 2019, public holders own LP Units of our company representing an 81% limited partnership interest in our company, and Brookfield owns the remaining LP Units of our company, representing a 19% limited partnership interest in our company. Assuming the exchange of the Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism and the exchange of the issued and outstanding Exchange LP Units not held by us and the issued and outstanding BPR Units, Brookfield has a 55% interest in our company. On a fully-exchanged basis and taking into account the exchange of the issued and outstanding BPR Units, public holders (excluding the Class A Preferred Unitholder) would own LP Units of our company representing a 42% interest in our company, the Class A Preferred Unitholder would own LP Units of our company representing a 7% interest in our company and Brookfield would own the remaining LP Units of our company, representing a 51% interest in our company. Brookfield also has an approximately 49% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units and Special LP Units. On a fully-exchanged basis, our company would directly own 99% of the limited partnership interests in the Property Partnership.

(2)
The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1 million of Class B junior preferred shares of Brookfield BPY Holdings Inc. (“CanHoldco”) as of December 31, 2019. In addition, Brookfield holds $5 million of Class A senior preferred shares of each of CanHoldco and of two wholly-owned subsidiaries of other Holding Entities, which preferred shares are entitled to vote with the common shares of the applicable entity. Brookfield has an aggregate of 2% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of any of the other applicable entities. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

(3)
Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2019.

(4)
The majority of our Core Office portfolio is held through Brookfield Office Properties, Inc. (“BPO”). We own 100% of its outstanding common shares and outstanding voting preferred shares as well as interests in certain series of its non-voting preferred shares.

(5)	Our Australian office business consists of our direct interest in our Australian office properties not held through BPO.

(6)	Our interest in Canary Wharf is held through a joint venture owned 50% by our company and 50% by the Class A Preferred Unitholder.

(7)	Our Brazilian office business, includes 67% ownership of an office building in Rio de Janeiro, Brazil and our interest in an office building in the Faria Lima section of São Paulo, Brazil.

(8)
Our economic interest in BPR is 100% as BPR Units are intended to be economically equivalent to LP Units. Our voting interest is 95% of the voting stock of BPR through our 100% ownership of BPR’s Series B preferred stock, Class B-1 stock, Class B-2 stock and Class C stock. The balance of the voting rights in respect of BPR are held by the public holders of the BPR Units.

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

Name	Economic Interest(1)	Voting Interest(1)
Core Office
BPO(2)	100%	100%
Australia	100%	100%
Europe	100%	100%
Canary Wharf	50%	50%
Brazil	51% - 67%	51% - 67%
Core Retail
BPR	100%	95%
LP Investments
LP Investments - Office(3,4)	24% - 33%	—
Rouse	50%	33%
Brazil Retail(3)	46%	—
LP Investments - Retail(4)	26%	—
Logistics(3,4)	31%	—
Multifamily(3,4)	26% - 37%	—
Hospitality(3,4)	26% - 33%	—
Triple Net Lease(3,4)	29%	—
Self-storage(3,4)	25%	—
Student Housing(3,4)	25%	—
Manufactured Housing(3,4)	26%	—
Finance Funds(3,4)	1% - 18%	—
Mixed-Use(3,4)	22% - 31%	—

(1)	All interests are rounded to the nearest one percent and are calculated as at December 31, 2019.

(2)	Our interest in BPO consists of 100% of its outstanding common shares and outstanding voting preferred shares, as well as interests in certain series of its non-voting preferred shares.

(3)
We hold our economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored real estate funds. By their nature, limited partnership interests do not have any voting rights.

(4)	Our economic interest set forth above is reflected as a range because our LP Investments are primarily held through Brookfield-sponsored real estate funds in which we hold varying interests.

Our Company

In connection with the Spin-off, we acquired from Brookfield Asset Management substantially all of its commercial property operations, including its office, retail, multifamily and logistics assets. We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. We are positioned to take advantage of Brookfield’s global presence, providing our unitholders with the opportunity to benefit from Brookfield’s operating experience, execution abilities and global relationships. As of December 31, 2019, Brookfield Asset Management has an effective economic interest in our business of approximately 55%.

Property Partnership

Our company’s sole direct investments are a managing general partnership interest in the Property Partnership and an interest in BP US REIT LLC. Our company serves as the managing general partner of the Property Partnership and has sole authority for the management and control of the Property Partnership.

Our company owns a direct 50% interest in the Property Partnership through ownership of Managing General Partner Units. Our company also owns the Property Partnership Preferred Units, Series 5, 6 and 7. Brookfield has an approximately 49% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units. Brookfield’s interest in the Property Partnership also includes a special limited partnership interest held by Property Special LP, a wholly-owned subsidiary of Brookfield Asset Management, which entitles it to receive equity enhancement distributions and incentive distributions from the Property Partnership. Holders of our units, other than Brookfield, including the Class A Preferred Unitholder and the holders of the AO LTIP Units and FV LTIP Units, hold the remaining approximate 1% economic interest in the Property Partnership. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Equity Enhancement and Incentive Distributions”.

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

The BPY General Partner

The BPY General Partner, a wholly-owned subsidiary of Brookfield Asset Management, has sole authority for the management and control of our company. Holders of our units, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”.

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

Holding Entities

Our company indirectly holds its interests in our operating entities through the Holding Entities, most of which were formed in connection with the Spin-off. The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1 million of redeemable Class B junior preferred shares of CanHoldco, one of our Holding Entities. In addition, Brookfield holds $5 million of Class A preferred shares of CanHoldco and of two wholly-owned subsidiaries of other Holding Entities. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

OBJECTIVES AND FINANCIAL HIGHLIGHTS
INTRODUCTION

This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “ partnership”, “we”, “us”, or “our”) covers the financial position as of December 31, 2019 and 2018 and results of operations for the years ended December 31, 2019, 2018, and 2017. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as of December 31, 2019 and 2018 and each of the years ended December 31, 2019, 2018, and 2017 (the “Financial Statements”) and related notes contained elsewhere in this Form 20-F.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.

BASIS OF PRESENTATION
Our sole direct investments are a 50% managing general partnership unit interest in Brookfield Property L.P. (the “Operating Partnership”) and an interest in BP US REIT LLC. As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. On July 1, 2018, the partnership realigned its LP Investments segment (formerly referred to as Opportunistic) to include the corporate function of the Brookfield-sponsored real estate opportunity funds, previously included in the Corporate segment, to more closely align with how the partnership now presents financial information to the chief operating decision maker (“CODM”) and investors. As of December 31, 2019, the partnership is organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), FV LTIP Units of the Operating Partnership (“FV LTIP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), Class A stock, par value $0.01 per share, (“BPR Units”) of Brookfield Property REIT Inc. (“BPR”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1, Series 2 and Series 3 (“Preferred Equity Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units, Exchange LP Units and BPR Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPR Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPR Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”), as the holder of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. We present the Exchange LP Units as a component of non-controlling interests. BPR Units provide their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPR Units exercise this right, our partnership has the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPR Units participates in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPR Units as a component of non-controlling interest.

This MD&A includes financial data for the year ended December 31, 2019 and includes material information up to the date of this Form 20-F. Financial data has been prepared using accounting policies in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

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

OVERVIEW OF OUR BUSINESS
We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. With approximately 22,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including in our:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	136 premier properties	●	122 best-in-class malls and urban retail properties
●	93 million square feet	●	120 million square feet
●	93% occupancy	●	96% occupancy
●	8.5 year average lease term

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and/or properties with significant value-add

Our diversified Core portfolios consist of high-quality office and retail assets in some of the world’s most dynamic markets which have stable cash flow as a result of their long-term leases. We target between a 10% and 12% total return on our Core portfolios. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy that should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we target earning between 6% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. We currently have approximately 12 million square feet of active development projects underway with another 6 million square feet in planning stages. Our development track record reflects successful completions on time and on budget. We expect that this portion of our balance sheet will be meaningful to earnings growth in our Core businesses throughout the next five to ten years as projects reach completion and begin to contribute rental revenue to our earnings.

Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing. We target an average gross 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from a gain recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. The combination of these gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions.

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

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, we believe our business model is self-funding and does not require us to access capital markets to fund our continued growth.

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

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

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

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of Brookfield Strategic Real Estate Partners III (“BSREP III”) FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.

•
Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPR Units.

•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPR Units.

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

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 71.

Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. We reconcile Net income attributable to Unitholders to net income on page 71 and Equity attributable to Unitholders to total equity on page 74.

FAIR VALUE OF INVESTMENT AND HOSPITALITY PROPERTIES

Investment properties
We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

Substantially all of our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office and retail assets are typically valued using a discounted cash flow methodology while our multifamily, self-storage, triple net lease, manufactured housing, student housing, and logistics assets are typically valued using a direct capitalization methodology.

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our core real estate portfolio having a combined 94.8% occupancy level and an average seven year lease life. Valuation assumptions, such as discount rates and terminal value multiples, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. Capitalization rates are determined by our investment professionals based on market data from comparable transactions and third-party reports.

Hospitality properties
Hospitality properties are valued annually at December 31 with increases in fair value generally recognized as revaluation surplus in the statement of comprehensive income, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income. Our hospitality properties are valued on an individual location basis using a depreciated replacement cost approach. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality properties represent the estimated fair value of the property, plant and equipment of the hospitality business only and do not include any associated intangible assets.

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

External valuations
We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During 2019, we obtained 203 external appraisals of our properties representing a gross property value of $55 billion (or 27% of the portfolio). These external appraisals were within 1% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to our IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance for the years ended December 31, 2019, 2018, and 2017 and our financial position as of December 31, 2019, and 2018. Further details on our results from operations and our financial position are contained within the “Segment Performance” section on page 76.

The following acquisitions and dispositions of consolidated properties affected our consolidated results in the comparative periods for the years ended December 31, 2019, 2018, and 2017:

In our Core Office segment:

•
In the fourth quarter of 2019, we acquired an incremental 50% interest in One and Two London Wall Place in London for approximately £177 million ($229 million) and as a result, gained control. These assets were previously accounted for under the equity method and are now consolidated.

•	In the fourth quarter of 2019, we sold our interest in Jessie Street Centre in Sydney for approximately A$412 million ($282 million) and a realized gain of approximately A$82 million ($56 million).

•
In the third quarter of 2019, we sold our interest in the Darling Park office complex in Sydney for approximately A$638 million ($438 million) and a realized gain of approximately A$247 million ($169 million). We sold 3 Spring Street in Sydney for approximately A$173 million ($119 million) and a realized gain of approximately A$98 million ($67 million).

•	In the second quarter of 2019, we sold our interest in 2001 M Street in Washington, D.C. for approximately $121 million and a realized gain of approximately $32 million.

•
In the fourth quarter of 2018, we sold 10 Shelley Street in Sydney for A$533 million ($379 million) and a realized gain of A$149 million ($104 million). We sold 12 Shelley Street in Sydney for A$270 million ($192 million) and a realized gain of A$111 million ($78 million). We sold Queen’s Quay Terminal in Toronto for C$261 million ($191 million) and a realized gain of C$173 million ($127 million). We sold our 25% interest in Jean Edmonds Tower in Ottawa for C$47 million ($34 million) and a realized gain of C$5 million ($4 million).

•
In the fourth quarter of 2018, we launched Brookfield Premier Real Estate Partners Pooling LLC Australia (“BPREP Australia”), an open-ended fund. We contributed interests in Jessie Street, 52 Goulburn Street and 680 George Street in Sydney and 235 St Georges Terrace in Perth to BPREP Australia. Our interest in BPREP Australia is 39%, with the remaining interest of 61% held by external investors. We continue to consolidate the properties contributed to BPREP Australia, except for 680 George Street, which we continue to account for under the equity method.

•	In the third quarter of 2018, we acquired a development in the South Bronx, New York for consideration of $166 million.

•
In the third quarter of 2018, we sold 27.5% of our interest in a portfolio of operating and development assets in New York. We retain control over and continue to consolidate these assets after the sale. The interest was sold to Brookfield Asset Management.

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

In our Core Retail segment:

•
In the fourth quarter of 2019, we acquired our joint venture partner’s incremental interest in four properties including Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, and Shops at Merrick Park in Florida, bringing our ownership in each of the malls to 100%. Concurrently, we sold our interest in Bridgewater Commons in New Jersey to the joint venture partner. Prior to the acquisition of the four assets, our joint venture interest was accounted for under the equity method and is now consolidated.

•
In the third quarter of 2019, we acquired an incremental 49.7% interest in 730 Fifth Avenue in New York for approximately $779 million. Prior to the acquisition, our 50% joint venture interest was reflected as an equity accounted investment. As a result of the acquisition, we gained control of the investment and consolidated its results.

•
In the fourth quarter of 2018, we sold a 49% interest in Fashion Place in Utah for approximately $291 million. We retained joint control of the resulting joint venture and continue to account for our remaining interest as an equity accounted investment.

•
On August 28, 2018, we acquired all of the outstanding shares of common stock of GGP Inc. (“GGP acquisition”) other than those shares previously held by the partnership and our affiliates, which represented a 34% interest in GGP Inc. (“GGP”) prior to the acquisition. We consolidated the results of BPR beginning August 28, 2018. The previous investment, which was reflected as an equity accounted investment, was derecognized at the time of acquisition.

In our LP Investments segment:

•
In the fourth quarter of 2019, we sold five multifamily assets in the United States in the Brookfield Strategic Real Estate Partners I (“BSREP I”) fund for approximately $1.1 billion and a realized gain of approximately $203 million.

•	In the third quarter of 2019, we sold a portfolio of triple-net lease assets in the United States in the BSREP I fund, for approximately $585 million and a realized gain of approximately $36 million.

•	In the second quarter of 2019, we sold a portfolio of office assets in California in the BSREP I fund, for approximately $270 million and a realized gain of approximately $114 million.

•
In the first quarter of 2019, BSREP III held its final close with total equity commitments of $15 billion. Prior to final close, we had committed to 25%, or a controlling interest in the fund and as a result, had previously consolidated the investments made to date. Upon final close, on January 31, 2019, we reduced our commitment to $1.0 billion, representing a 7% non-voting position. As a result, we lost control and deconsolidated our investment in the fund.

•	In the fourth quarter of 2018, we sold a logistics portfolio in the United States in the BSREP I fund for approximately $3.4 billion and a realized gain of approximately $1.1 billion.

•
In the fourth quarter of 2018, in the BSREP III fund, we acquired a portfolio of mixed-use assets across the United States (“Forest City acquisition”) for consideration of $6,948 million, a student housing portfolio in France for consideration of €279 million ($318 million) and a hotel in Florida for consideration of $222 million. These investments were deconsolidated in 2019 as mentioned above.

•
In the third quarter of 2018, in the BSREP III fund, we acquired a 100% leasehold interest in 660 Fifth Avenue, a commercial office asset in New York, for consideration of $1,299 million, and two community malls in Shanghai for consideration of C¥728 million ($110 million). These investments were deconsolidated in 2019 as mentioned above.

•	In the third quarter of 2018, we sold a portfolio of 112 self-storage properties in the BSREP II fund for approximately $1.3 billion and realized a gain of approximately $292 million.

•
In the second quarter of 2018, in the BSREP II fund, we acquired an office building in Chicago for consideration of $35 million and an office portfolio in Mumbai for consideration of ₨2,726 million ($41 million).

•
In the first quarter of 2018, in the BSREP II fund, we acquired a portfolio of extended stay hotels across the United States for consideration of $764 million, a portfolio of student housing properties in the United Kingdom for consideration of £518 million ($739 million) and a United Kingdom based owner and operator of serviced apartments for consideration of £209 million ($287 million).

•	In the first quarter of 2018, we sold the Hard Rock Hotel and Casino in Las Vegas for $510 million.

For the purposes of the following comparison discussion between the years ended December 31, 2019 and December 31, 2018, the above transactions are referred to as the investment activities. In addition to the investment activities, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

For the comparison discussions between the years ended December 31, 2018 and December 31, 2017, please refer to Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 1, 2019.

Summary of Operating Results

(US$ Millions)	2019	2018	2017
Net income	$3,157	$3,654	$2,468
Net income attributable to Unitholders(1)	1,956	1,978	375
NOI(1)	4,414	3,869	3,144
FFO(1)	1,147	866	873
Company FFO(1)	1,345	1,179	1,017

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 60. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 71.

Net income for the year ended December 31, 2019 decreased to $3,157 million from $3,654 million during 2018. Net income per unit attributable to Unitholders for the year ended December 31, 2019 was $1.89 compared with $2.28 during 2018. The decrease is primarily attributable to fair value losses recognized on our Core Retail portfolio in the current year, reflecting updated cashflow assumptions and valuation metrics, as compared to gains recognized in 2018. These decreases were partially offset by a full year of NOI from the GGP acquisition compared to four months of NOI in the prior year. Additionally, the prior year benefited from fair value gains associated with our since-sold logistics portfolio in the United States, our office portfolio in India and a gain on extinguishment of debt associated with the sale of a hospitality asset.

FFO increased to $1,147 million for the year ended December 31, 2019 from $866 million in 2018. The increase was driven by incremental NOI from GGP as mentioned above, strong same-property growth in our Core Office segment and lower transactions costs as compared to prior year, which were largely associated with the acquisitions of GGP and Forest City Realty Inc. (“Forest City”). These increases were partially offset by higher interest expense and general and administrative costs due to the GGP acquisition and other investment activities as well as the negative impact of foreign currency translation.

Operating Results

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Commercial property revenue	$5,691	$5,043	$4,192
Hospitality revenue	1,909	1,913	1,648
Investment and other revenue	603	283	295
Total revenue	8,203	7,239	6,135
Direct commercial property expense	1,967	1,851	1,617
Direct hospitality expense	1,219	1,236	1,079
Investment and other expense	82	26	138
Interest expense	2,924	2,464	1,967
Depreciation and amortization	341	308	275
General and administrative expense	882	1,032	614
Total expenses	7,415	6,917	5,690
Fair value gains, net	596	2,466	1,254
Share of net earnings from equity accounted investments	1,969	947	961
Income before income taxes	3,353	3,735	2,660
Income tax expense	196	81	192
Net income	3,157	3,654	2,468
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	1,201	1,676	2,093
Net income attributable to Unitholders(1)	$1,956	$1,978	$375

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 60. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section starting on page 71.

Our basic and diluted net income per unit attributable to Unitholders and weighted average units outstanding are calculated as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2019	2018	2017
Net income	$3,157	$3,654	$2,468
Less: Non-controlling interests	1,201	1,676	2,093
Less: Preferred unit dividends	15	—	—
Net income attributable to Unitholders – basic(1)	1,941	1,978	375
Dilutive effect of conversion of capital securities – corporate and options(2)	8	27	—
Net income attributable to Unitholders – diluted	1,949	2,005	375
Weighted average number of units outstanding – basic(1)	1,025.0	866.9	774.7
Conversion of capital securities – corporate and options(2)	6.7	18.5	1.2
Weighted average number of units outstanding – diluted	1,031.7	885.4	775.9
Net income attributable to Unitholders per unit – basic(1)(3)	$1.89	$2.28	$0.48
Net income attributable to Unitholders per unit – diluted(2)(3)	$1.89	$2.26	$0.48

(1)
Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.

(2)	The effect of the conversion of capital securities is anti-dilutive for the year ended December 31, 2017.

(3)	Net income attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 60.

Commercial property revenue and direct commercial property expense

In 2019, commercial property revenue increased by $648 million compared to 2018 due to the GGP acquisition and same-property growth in our Core Office segment. The GGP acquisition contributed $1,394 million to commercial property revenue as compared to $511 million in 2018 as the GGP acquisition closed in the third quarter of 2018. The results for GGP prior to the transaction were accounted for under the equity method. Our Core Office portfolio generated 7% same-property growth, largely driven by leasing activity in Downtown New York and Toronto. Same-property growth in our Core Office segment contributed $73 million over 2018. These increases were partially offset by the disposition of mature assets and the deconsolidation of certain assets following partial dispositions in addition to the negative impact of foreign currency translation.

Direct commercial property expense increased by $116 million largely due to additional expenses relating to the GGP acquisition and property transactions. Margins in 2019 were 65.4%; an improvement of 3.4% compared to 2018 and an improvement of 6.5% compared to 2017.

Commercial property NOI increased to $3,724 million for the year ended December 31, 2019 compared with $3,192 million during 2018. The increase was primarily driven by the GGP acquisition and same-property growth offset by the disposition of mature assets, the deconsolidation of certain assets and the negative impact of foreign currency translation as mentioned above.

Hospitality revenue and direct hospitality expense
Hospitality revenue decreased slightly to $1,909 million for the year ended December 31, 2019 from $1,913 million in 2018. Direct hospitality expense decreased slightly to $1,219 million in 2019 from $1,236 million in 2018. Margins were 36.1% in 2019, an improvement of 2.1% over 2018 and 4.7% over 2017.

Hospitality NOI was relatively flat at $690 million for the year ended December 31, 2019 compared to $677 million during the same period in the prior year. The slight increase is primarily due to investment activity partially offset by dispositions, the deconsolidation of BSREP III investments and the negative impact of foreign currency translation.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue increased by $320 million for the year ended December 31, 2019 as compared to the prior year. The increase is primarily due to $195 million of investment and other revenue from Core Retail compared to $73 million in the prior year, primarily consisting of fee revenues earned from our joint ventures arrangements from the GGP acquisition. Also contributing to the increase is higher development management and joint venture partner fees within Core Office as development activity has increased and we have entered into new joint venture arrangements that contribute fees. Additionally, we earned a performance-based fee of $51 million for achieving certain milestones at Five Manhattan West during the current year and earned revenue associated with the sale of develop-for-sale assets in our multifamily portfolio.

Investment and other expense increased by $56 million for the year ended December 31, 2019 as compared to the prior year. The increase is due to expenses associated with the sale of develop-for-sale assets in our multifamily portfolio.

Interest expense
Interest expense increased by $460 million for the year ended December 31, 2019 as compared to the prior year. This increase was primarily due to the assumption of debt obligations and the acquisition debt incurred in connection with the acquisition of GGP. Additionally, interest expense from other property acquisitions and corporate bond issuances contributed to the increase, partially offset by disposition activity, the deconsolidation of our interests in investments held in BSREP III and lower average revolving corporate debt balances.

General and administrative expense
General and administrative expense decreased by $150 million for the year ended December 31, 2019 compared to the prior year. The decrease was due to the deconsolidation of BSREP III investments which had general and administrative expense of $11 million for the year ended December 31, 2019 compared to $348 million in the same period in the prior year, which was primarily due to transaction and operating costs from Forest City in the prior year. Also contributing to the decrease were lower transactions costs relating to the GGP acquisition. These decreases were partially offset by a full year of operating costs related to the GGP acquisition, as compared to four months in the prior year and investment activity. The consolidation of GGP resulted in general and administrative expense of $258 million for the year ended December 31, 2019 as compared to $89 million in the same period in the prior year, when we had four months of consolidated results for GGP.

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

Fair value gains, net for our Core Office segment were $798 million for the year ended December 31, 2019 which primarily relate to gains at 100 Bishopsgate in London as the development nears substantial completion, fair value gains in Brazil due to improved market outlook and historically low interest rates and fair value gains in Australia due to capitalization rate compression supported by improving market conditions. Additionally, there were gains recognized in the first quarter of 2019 within our New York portfolio to reflect market conditions.

Fair value gains, net for our Core Office segment in the year ended December 31, 2018 were $108 million. These gains primarily related to our Sydney and Toronto portfolios based on market transactions and leasing activity, and gains from disposition of an interest in Bay Adelaide Centre East and West Towers in Toronto and 1801 California Street in Denver. These gains were partially offset by losses in our Downtown New York portfolio.

Fair value losses, net for our Core Retail segment were $686 million for the year ended December 31, 2019. The losses reflect updated cashflow assumptions and valuation metrics.

Fair value gains, net of $412 million were recognized for Core Retail for the year ended December 31, 2018, and were attributable to a bargain gain recognized on the GGP acquisition.

Fair value gains, net for our LP Investments segment for the year ended December 31, 2019 were $584 million primarily due to our office portfolio in Brazil which benefited from discount rate compression due to improved market conditions and historically low interest rates and our India and student housing portfolios which benefited from capitalization rate compression. These gains were partially offset by fair value losses, net from our retail portfolio as result of lower capitalization rates and updated cashflows.

Fair value gains, net for the LP Investments segment in 2018 was $1,785 million. Total net gains were attributable to the sale of our U.S. logistics portfolio in the fourth quarter of 2018 and due to leasing activity in our India office portfolio. Gains were also recognized from the completion of several developments during the period as well as the sale of a self-storage portfolio. In the second quarter of 2018, we recorded a gain on extinguishment of debt associated with the sale of the Hard Rock Hotel and Casino. These increases were partially offset by fair value losses on our retail portfolio.

In addition, we recorded fair value losses of $100 million (December 31, 2018 - fair value gains of $161 million and December 31, 2017 - fair value losses of $36 million), related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the quarter. The prior year gains related to obtaining control over Brookfield Global Real Estate Special Opportunities Inc. (“BGRESOI”) after converting our loan interest in the entity and becoming the 100% common equity holder.

Share of net earnings from equity accounted investments
Our most significant equity accounted investments are Canary Wharf and Manhattan West in our Core Office sector, Ala Moana Center in Hawaii, Fashion Show and Grand Canal Shoppes in Las Vegas in our Core Retail segment and our interest in the retail fund in Brazil in our LP Investments segment.

Our share of net earnings from equity accounted investments for the year ended December 31, 2019 was $1,969 million, which represents an increase of $1,022 million, compared to the prior year. The increase was primarily due to Core Retail fair value gains recognized at 730 Fifth Avenue, prior to our additional interest acquired in the third quarter of 2019 which resulted in consolidation, and Ala Moana Center in the second quarter of 2019. This increase was partially offset by a lower share of net earnings from equity accounted investments from LP Investments mainly due to the disposition of a logistics portfolio in the fourth quarter of 2018.

Income tax expense (benefit)
The increase in income tax expense for the year ended December 31, 2019 is primarily due to the reversal of deferred tax liabilities relating to legislative and entity tax status change, an internal restructuring of the ownership of certain retail investments and the recognition of previously unrecognized net operating losses occurring in 2018.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 60, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles net income to NOI for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Commercial property revenue	$5,691	$5,043	$4,192
Direct commercial property expense	(1,967)	(1,851)	(1,617)
Commercial property NOI	3,724	3,192	2,575
Hospitality revenue	1,909	1,913	1,648
Direct hospitality expense	(1,219)	(1,236)	(1,079)
Hospitality NOI	690	677	569
Total NOI	4,414	3,869	3,144
Investment and other revenue	603	283	295
Share of net earnings from equity accounted investments	1,969	947	961
Interest expense	(2,924)	(2,464)	(1,967)
Depreciation and amortization	(341)	(308)	(275)
General and administrative expenses	(882)	(1,032)	(614)
Investment and other expense	(82)	(26)	(138)
Fair value gains, net	596	2,466	1,254
Income before income taxes	3,353	3,735	2,660
Income tax (expense) benefit	(196)	(81)	(192)
Net income	3,157	3,654	2,468
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	1,201	1,676	2,093
Net income attributable to Unitholders	$1,956	$1,978	$375

The following table reconciles net income to FFO and Company FFO for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Net income	$3,157	$3,654	$2,468
Add (deduct):
Fair value gains, net	(596)	(2,466)	(1,254)
Share of equity accounted fair value gains, net	(1,055)	(114)	(82)
Depreciation and amortization of real-estate assets	283	264	244
Income tax expense (benefit)	196	81	192
Non-controlling interests in above items	(838)	(553)	(695)
FFO	1,147	866	873
Add (deduct):
Depreciation and amortization of real-estate assets, net(1)	40	35	27
Transaction costs, net(1)	96	221	41
Gains/losses associated with non-investment properties, net(1)	(1)	6	—
Imputed interest(2)	49	51	38
Net contribution from GGP warrants(3)	—	—	38
BSREP III earnings(4)	14	—	—
Company FFO	$1,345	$1,179	$1,017

(1)	Presented net of non-controlling interests.

(2)	Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

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

(4)
BSREP III is now accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Summary of Financial Position

(US$ Millions, except per unit information)	Dec. 31, 2019	Dec. 31, 2018
Investment properties:
Commercial properties	$71,565	$76,014
Commercial developments	3,946	4,182
Equity accounted investments	20,764	22,698
Property, plant and equipment	7,278	7,506
Cash and cash equivalents	1,438	3,288
Assets held for sale	387	1,004
Total assets	111,643	122,520
Debt obligations	55,390	63,811
Liabilities associated with assets held for sale	140	163
Total equity	44,935	46,740
Equity attributable to Unitholders(1)	$28,530	$28,284
Equity per unit(2)	$29.72	$28.72

(1)	Equity attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 60.

(2)	Assumes conversion of mandatorily convertible preferred shares. See page 74 for additional information.

As of December 31, 2019, we had $111,643 million in total assets, compared with $122,520 million at December 31, 2018. The decrease of $10,877 million was primarily due to the deconsolidation of BSREP III investments upon reducing our commitment to the fund on final close, which resulted in loss of control; our commitment to the fund is 7% compared to 25% at December 31, 2018.

Commercial properties represent operating, rent-producing properties. Commercial properties decreased from $76,014 million at the end of 2018 to $71,565 million at the end of the current year. The decrease was largely due to the deconsolidation of BSREP III investments, the full or partial disposition of certain assets during the current year and valuation losses within our retail portfolio. These decreases were partially offset by the impact of the adoption of IFRS 16, Leases (“IFRS 16”) which requires the recognition of right-of-use asset and resulted in $752 million of assets recorded at December 31, 2019. Additionally, investment activity, incremental capital spent to maintain or enhance our properties, valuation gains within our Core Office and LP Investments portfolios and the positive impact of foreign currency translation based on closing spot rates, contributed to the offset.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $3,946 million at December 31, 2019, a decrease of $236 million from the balance at December 31, 2018. The decrease is primarily due to the partial sale of several development assets into the Brookfield Opportunity Zone fund (“BOZ”) in 2019, which resulted in the deconsolidation of our interest in these assets and subsequent accounting classification as a financial asset. Additionally, the deconsolidation of BSREP III investments contributed to the decrease. These decreases were partially offset by incremental capital spend on our active developments, gains recognized at 100 Bishopsgate in London and other developments as they near completion and the positive impact of foreign currency translation.

The following table presents the changes in investment properties from December 31, 2018 to December 31, 2019:

	Dec. 31, 2019
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$76,014	$4,182
Acquisitions	6,797	246
Capital expenditures	1,540	1,229
Accounting policy change(1)	704	22
Dispositions(2)	(742)	(37)
Fair value gains, net	301	557
Foreign currency translation	69	72
Transfer between commercial properties and commercial developments	354	(354)
Impact of deconsolidation due to loss of control(3)	(10,701)	(798)
Reclassifications to assets held for sale and other changes	(2,771)	(1,173)
Investment properties, end of year	$71,565	$3,946

(1)	Includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets. See Note 2, Summary of Significant Accounting Policies for further information.

(2)	Property dispositions represent the carrying value on date of sale.

(3)	Includes the impact of the deconsolidation of BSREP III investments. See Note 5, Investment Properties for further information.

Equity accounted investments decreased by $1,934 million since December 31, 2018 primarily as a result of the deconsolidation of BSREP III during the first quarter of 2019, and the associated interests in properties held through joint ventures, primarily through Forest City.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Dec. 31, 2019
Equity accounted investments, beginning of year	$22,698
Additions	684
Disposals and return of capital distributions	(764)
Share of net earnings from equity accounted investments	1,969
Distributions received	(470)
Foreign currency translation	127
Reclassification to assets held for sale	(189)
Impact of deconsolidation due to loss of control(1)	(1,434)
Other(2)	(1,857)
Equity accounted investments, end of year	$20,764

(1)	Includes the impact of the deconsolidation of BSREP III investments. See Note 5, Investment Properties for further information.

(2)
Includes the impact of the acquisition of incremental interest in our existing equity accounted investments, primarily in Core Retail. As a result, we gained control of the investments and will consolidate its results. See Note 7, Equity Accounted Investments for further information.

 Property, plant and equipment decreased by $228 million since December 31, 2018, primarily due to deconsolidation of BSREP III investments, which includes a portfolio of serviced apartments in the United Kingdom and two hotel properties in Florida. These decreases were offset by capital spend during the current year, the impact of IFRS 16 requiring the recognition of right-of-use property, plant and equipment and the positive impact of foreign currency translation.

As of December 31, 2019, assets held for sale primarily included our equity accounted investment in a hotel in Florida, an office asset in California and six triple net lease assets in United States.

The following table presents changes in our assets held for sale from December 31, 2018 to December 31, 2019:

(US$ Millions)	Dec. 31, 2019
Balance, beginning of year	$1,004
Reclassification to/(from) assets held for sale, net	3,387
Disposals	(4,038)
Fair value adjustments	14
Foreign currency translation	(5)
Other	25
Assets held for sale	$387

Our debt obligations decreased to $55,390 million as at December 31, 2019 from $63,811 million as at December 31, 2018. Contributing to this decrease was the deconsolidation of BSREP III due to loss of control as mentioned above. Also contributing to the decrease was a paydown of the partnership’s credit facilities. These decreases were partially offset by the addition of property-specific borrowings and senior secured notes during the period and the positive impact of foreign currency translation.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Corporate borrowings	$1,902	$2,159
Funds subscription facilities	57	4,517
Non-recourse borrowings:
Property-specific borrowings	47,465	50,406
Subsidiary borrowings	5,966	6,729
Total debt obligations	55,390	63,811
Current	8,825	5,874
Non-current	46,565	57,937
Total debt obligations	$55,390	$63,811

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Dec. 31, 2019	Dec. 31, 2018
Total equity	$44,935	$46,740
Less:
Interests of others in operating subsidiaries and properties	15,985	18,456
Preferred equity	420	—
Equity attributable to Unitholders	28,530	28,284
Mandatorily convertible preferred shares	1,650	1,622
Total equity attributable to unitholders	30,180	29,906
Partnership units	945,413,656	971,144,432
Mandatorily convertible preferred shares	70,051,024	70,038,910
Total partnership units	1,015,464,680	1,041,183,342
Total equity attributable to Unitholders per unit	$29.72	$28.72

Equity attributable to Unitholders was $28,530 million at December 31, 2019, an increase of $246 million from the balance at December 31, 2018. The increase was primarily due to net income during the year partially offset by repurchases of LP Units and BPR Units and distributions. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to Unitholders increased to $29.72 per unit at December 31, 2019 from $28.72 per unit at December 31, 2018.

Interests of others in operating subsidiaries and properties was $15,985 million at December 31, 2019, a decrease of $2,471 million from the balance at December 31, 2018. The decrease was primarily a result of the deconsolidation of BSREP III.

SUMMARY OF QUARTERLY RESULTS

	2019				2018
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$2,087	$2,017	$2,026	$2,073	$2,140	$1,828	$1,651	$1,620
Direct operating costs(1)	783	776	785	842	837	793	716	741
Net income	1,551	870	23	713	858	722	1,051	1,023
Net income attributable to Unitholders	1,022	474	127	333	534	380	534	530
Net income attributable to Unitholders per unit – basic	$1.00	$0.46	$0.12	$0.32	$0.51	$0.44	$0.69	$0.69
Net income attributable to Unitholders per unit – diluted	$1.00	$0.46	$0.12	$0.32	$0.51	$0.43	$0.68	$0.68

(1)
We adopted IFRS 16 in 2019 using the modified retrospective method. The comparative information for periods prior to 2019 has not been restated and is reported under the accounting standards effective for those periods.

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

SEGMENT PERFORMANCE
Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

The following table presents FFO by segment:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Core Office	$582	$520	$534
Core Retail	707	552	486
LP Investments	268	228	281
Corporate	(410)	(434)	(428)
FFO	$1,147	$866	$873

The following table presents equity attributable to Unitholders by segment as of December 31, 2019 and 2018:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Core Office	$14,240	$14,199
Core Retail	14,138	14,136
LP Investments	5,126	5,204
Corporate	(4,974)	(5,255)
Equity attributable to Unitholders	$28,530	$28,284

Core Office

Overview
Our Core Office portfolio consists of interests in 136 high-quality office properties totaling approximately 93 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 12 million square feet of active office and multifamily developments and office redevelopments. We believe these assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Office portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn 8% and 11% unlevered, pre-tax returns on construction costs from our development pipeline.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
FFO	$582	$520	$534
Net income attributable to Unitholders	1,504	934	(4)

FFO from our Core Office segment was $582 million for the year ended December 31, 2019 as compared to $520 million in 2018. This increase was largely attributable to same-property growth driven by lease commencements mainly in New York, higher development management fees from increased development activity and joint venture partner fees from assets that we have sold interests to joint venture partners. Additionally, we earned $51 million for a performance-based fee earned at Five Manhattan during the year. These increases were partially offset by dispositions as mentioned in property transactions and the negative impact of foreign currency translation.

Net income attributable to Unitholders from our Core Office segment for 2019 was $1,504 million compared to $934 million in 2018. This increase is largely attributable to fair value gains primarily related to 100 Bishopsgate in London as the development nears substantial completion and valuation gains on our Australian and New York assets to reflect market conditions. These increases were partially offset by dispositions and the negative impact of foreign currency translation.

Leasing Activity

The following table presents key operating metrics for our Core Office portfolio for the years ended December 31, 2019 and 2018:

(US$ Millions, except where noted)	Consolidated		Unconsolidated
As at and for the years ended Dec. 31,	2019	2018	2019	2018
Total portfolio:
NOI(1)	$1,104	$1,087	$406	$451
Number of properties	72	71	64	71
Leasable square feet (in thousands)	47,646	47,480	27,993	30,479
Occupancy	92.0%	92.7%	94.6%	94.6%
In-place net rents (per square foot)(2)	$30.31	$28.99	$42.08	$44.57
Same-property:
NOI(2)	$1,071	$998	$412	$389
Number of properties	70	70	60	60
Leasable square feet (in thousands)	47,388	47,361	26,535	26,602
Occupancy	91.9%	92.6%	94.9%	94.6%
In-place net rents (per square foot)(2)	$30.25	$29.46	$44.25	$44.29

(1)
NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.

(2)	Presented using normalized foreign exchange rates, using the December 31, 2019 exchange rate.

NOI from our consolidated properties increased slightly to $1,104 million in 2019 from $1,087 million in 2018 primarily due to strong same-property NOI, NOI from completed development properties that were operational during the year and the acquisition of the incremental interest in One and Two London Wall Place in London, which was previously accounted for under the equity method. These increases were partially offset by dispositions in Sydney, Toronto and Denver since the prior year and the negative impact of foreign currency translation.

Same-property NOI for our consolidated properties for the year ended December 31, 2019 compared with the prior year increased by $73 million to $1,071 million. This increase was primarily the result of higher in-place net rents and lease commencements.

NOI from our unconsolidated properties, which is presented on a proportionate basis, declined to $406 million in 2019 from $451 million in 2018. This decrease is due to dispositions since the prior year and the negative impact of foreign currency translation. These decreases were partially offset by higher same-property NOI.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment:

	Total portfolio year-to-date
(US$ millions, except where noted)	Dec. 31, 2019	Dec. 31, 2018
Leasing activity (in thousands of square feet)
New leases	3,788	3,973
Renewal leases	4,047	3,796
Total leasing activity	7,835	7,769
Average term (in years)	8.5	8.3
Year-one leasing net rents (per square foot)(1)	$38.50	$34.01
Average leasing net rents (per square foot)(1)	42.47	36.98
Expiring net rents (per square foot)(1)	32.13	33.56
Estimated market net rents for similar space(1)	40.07	39.13
Tenant improvements and leasing costs (per square foot)	66.09	53.04

(1)	Presented using normalized foreign exchange rates, using the December 31, 2019 exchange rate.

For the year ended December 31, 2019, we leased approximately 7.8 million square feet at average in-place net rents approximately 32% higher than expiring net rents. Approximately 48% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 7% below market net rents, and accordingly we believe that we will be able to increase our NOI in the coming years, as we sign new leases. For the year ended December 31, 2019, tenant improvements and leasing costs were $66.09 per square foot, compared to $53.04 per square foot in the prior year.

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

Valuation Metrics
The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Dec. 31, 2019			Dec. 31, 2018
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
United States	7.0%	5.6%	12	6.9%	5.6%	12
Canada	5.9%	5.2%	10	6.0%	5.4%	10
Australia	6.8%	5.9%	10	7.0%	6.2%	10
Europe(1)	4.6%	4.1%	11	—%	—%	—
Brazil	7.9%	7.4%	10	9.6%	7.7%	6
Unconsolidated properties:
United States	6.8%	4.9%	11	6.6%	5.1%	10
Australia	6.5%	5.2%	10	6.7%	5.7%	10
Europe(2)	4.6%	5.0%	10	4.7%	4.9%	10

(1)	We acquired an incremental interest in One and Two London Wall Place in London in 2019. The investments were previously accounted for under the equity method.

(2)
Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

Financial Position
The following table provides an overview of the financial position of our Core Office segment as at December 31, 2019 and 2018:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Investment properties:
Commercial properties	$23,025	$21,350
Commercial developments	3,058	2,182
Equity accounted investments	8,882	8,365
Participating loan interests	—	268
Accounts receivable and other	1,186	1,218
Cash and cash equivalents	607	678
Assets held for sale	—	34
Total assets	36,758	34,095
Debt obligations	13,856	11,922
Capital securities	922	813
Accounts payable and other liabilities	1,801	1,345
Deferred tax liability	1,013	953
Non-controlling interests of others in operating subsidiaries and properties	4,926	4,863
Equity attributable to Unitholders	$14,240	$14,199

Equity attributable to Unitholders increased by $41 million to $14,240 million at December 31, 2019 from $14,199 million at December 31, 2018. The increase relates to net income earned during the year and the positive impact of foreign currency translation.

Commercial properties totaled $23,025 million at December 31, 2019, compared to $21,350 million at December 31, 2018. This increase was driven primarily by the incremental interest acquisition in One and Two London Wall Place in London, the adoption of IFRS 16 which requires the recognition of right-of-use assets, as well as incremental capital spent to maintain or enhance properties partially offset by dispositions.

Commercial developments increased by $876 million between December 31, 2018 and December 31, 2019, and was primarily due to incremental capital spend on our active developments and gains recognized at 100 Bishopsgate in London as the development nears completion.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2018 to December 31, 2019:

(US$ Millions)	Dec. 31, 2019
Equity accounted investment, beginning of year	$8,365
Additions	308
Disposals and return of capital distributions	(94)
Share of net income, including fair value gains (losses)	716
Distributions received	(97)
Foreign exchange	140
Reclassification from assets held for sale	34
Other(1)	(490)
Equity accounted investments, end of year	$8,882

(1)	We acquired an incremental interest in One and Two London Wall Place in London in 2019 and have control over the assets. As a result, we now consolidate our interest in the assets.

Equity accounted investments increased by $517 million to $8,882 million at December 31, 2019 compared to the prior year-end. The increase was driven by our share of income, contributions to our development assets held in joint ventures and the positive impact of foreign currency translation. These increases were partially offset by the change in treatment of One and Two London Wall Place in London from equity accounted investments to commercial properties following our acquisition of an incremental interest and the change in treatment of BPREP from an equity accounted investment to financial asset due to a reduction in our ownership.

Debt obligations increased from $11,922 million at December 31, 2018 to $13,856 million at December 31, 2019. This increase is the result of refinancing activity of property-level debt related to office properties and drawdowns on existing facilities to fund capital expenditures on development properties.

The following table provides additional information on our outstanding capital securities in our Core Office segment:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2019	Dec. 31, 2018
BPO Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			922	813
Total capital securities			$922	$813

(1)
BPO Class B Preferred Shares, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $922 million of capital securities – fund subsidiaries outstanding at December 31, 2019 (December 31, 2018 - $813 million). Capital securities – fund subsidiaries includes $859 million (December 31, 2018 - $775 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by our co-investors in the fund, which have been classified as a liability, rather than as non-controlling interests, as the holders of these interests can compel DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023 and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $62 million (December 31, 2018 - $38 million) which represents the equity interests held by our co-investor in Brookfield D.C. Office Partners LLC ("D.C. Fund") which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of December 31, 2019:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
100 Bishopsgate, London	938	938	Q2 2020	87%		£845		£784		£491		£491
One Manhattan West, Midtown New York(2)	2,081	853	Q4 2020	91%		$795		$678		$554		$431
Manhattan West Retail, Midtown New York(2)	70	39	Q1 2021	50%		$117		$72		$62		$11
Wood Wharf, Office, London(2)	423	211	Q2 2021	44%		£125		£44		£93		£—
ICD Brookfield Place, Dubai(2)	1,091	545	Q1 2022	22%	AED	1,487	AED	1,275	AED	908	AED	761
Bay Adelaide North, Toronto	820	820	Q3 2023	86%	C$	498	C$	140	C$	350	C$	—
Two Manhattan West, Midtown New York(2)	1,955	1,095	Q4 2023	25%		$1,329		$358		$—		$—
Office Redevelopment:
388 George Street, Sydney	441	221	Q3 2021	54%	A$	185	A$	69	A$	167	A$	49
110 Avenue of the Americas, Midtown New York	376	136	Q2 2022	95%		$113		$33		$—		$—
Multifamily:
Wood Wharf - 10 Park Drive, London(2)(3)	269	135	Q2 2020	n/a		£102		£94		£80		£54
Southbank Place(2)(3)	541	135	Q2 2020	n/a		£168		£136		£95		£69
Greenpoint Landing Building F, New York(2)	348	331	Q4 2020	n/a		$347		$267		$206		$100
Newfoundland, London(2)	545	273	Q2 2021	n/a		£249		£232		£174		£120
Wood Wharf - One Park Drive, London(2)(3)	430	215	Q2 2021	n/a		£221		£162		£135		£—
Wood Wharf - 8 Water Street & 2 George Street, London(2)	371	186	Q3 2021	n/a		£151		£113		£96		£63
755 Figueroa, Los Angeles(2)	791	374	Q2 2024	n/a		$257		$31		$166		$5
Hotel:
Pendry Manhattan West, Midtown New York(2)	184	103	Q2 2023	—%		$157		$82		$—		$—
Total	11,674	6,610

(1)	Net of NOI earned during stabilization.

(2)	Cost and construction loan information is presented on a proportionate basis at our ownership in these developments.

(3)	Represents condominium/market sale developments.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget. We have recently completed office towers in the prime markets of Toronto, London, and Perth and completed two urban multifamily developments in New York. In the near term we expect to complete two landmark office towers in New York and London. Our current office and redevelopment projects stand at an average 61% pre-leased. Our recently completed developments, along with our active pipeline are a large contributing factor to our target growth of 10% to 12% on our Core Office portfolio.

Reconciliation of Non-IFRS Measures – Core Office
The key components of NOI in our Core Office segment are presented below:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Commercial property revenue	$1,903	$1,962	$2,020
Hospitality revenue(1)	12	17	26
Direct commercial property expense	(797)	(879)	(948)
Direct hospitality expense(1)	(14)	(13)	(13)
Total NOI	$1,104	$1,087	$1,085

(1)	Hospitality revenue and Direct hospitality expense within our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.

The following table reconciles Core Office NOI to net income for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Same-property NOI	$1,007	$930	$910
Currency variance	—	12	18
NOI related to acquisitions and dispositions	97	145	157
Total NOI	1,104	1,087	1,085
Investment and other revenue	234	126	101
Interest expense	(606)	(598)	(641)
Depreciation and amortization on non-real estate assets	(11)	(13)	(14)
Investment and other expense	(15)	—	—
General and administrative expense	(250)	(197)	(164)
Fair value gains, net	798	108	(807)
Share of net earnings from equity accounted investments	716	725	523
Income before income taxes	1,970	1,238	83
Income tax benefit (expense)	(123)	(54)	42
Net income	1,847	1,184	125
Net income attributable to non-controlling interests	343	250	129
Net income attributable to Unitholders	$1,504	$934	$(4)

The following table reconciles Core Office net income to FFO for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Net income	$1,847	$1,184	$125
Add (deduct):
Fair value gains, net	(798)	(108)	807
Share of equity accounted fair value gains, net	(420)	(459)	(222)
Depreciation and amortization of real estate assets	3	2	1
Income tax (benefit) expense	123	54	(42)
Non-controlling interests in above items	(173)	(153)	(135)
FFO	$582	$520	$534

The following table reconciles Core Office share of net earnings from equity accounted investment for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Unconsolidated properties NOI	$406	$451	$423
Unconsolidated properties fair value gains, net and income tax expense	420	459	222
Other	(110)	(185)	(122)
Share of net earnings from equity accounted investments	$716	$725	$523

Core Retail

Overview
Our Core Retail segment consists of 122 best-in-class regional malls and urban retail properties containing over 120 million square feet in the United States. These assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Retail portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and operating expense monitoring that should generate same-property NOI growth. Furthermore, we expect to earn between 5% and 8% unlevered, pre-tax returns on construction costs from our redevelopment pipeline, which will also drive NOI growth. NOI growth has been partially offset by the impact of tenant bankruptcies over the last 12 to 18 months, of which 75% of that space has already been leased to new tenants.

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

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Retail segment for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
FFO	$707	$552	$486
Net income attributable to Unitholders	659	456	(89)

FFO earned in our Core Retail segment for the year ended December 31, 2019 was $707 million compared to $552 million in the prior year. The increase is due to a full year of consolidated NOI from BPR (formerly GGP) in the current year compared to four months of consolidated NOI and eight months of share of net income from equity accounted investment when our interest in GGP was 34% in the prior year, as the GGP acquisition closed in the third quarter of 2018. These increases were partially offset by higher interest expense, including new corporate acquisition debt and senior note debt, and general and administrative expenses associated with our incremental ownership.

Net income attributable to Unitholders from our Core Retail segment increased by $203 million to $659 million in 2019 compared to $456 million in 2018. This increase in net income attributable to Unitholders is primarily attributable to FFO earnings from our incremental ownership in GGP and fair value gains recognized on our equity accounted investments, mainly Ala Moana Center. The prior year included fair value losses recognized on our equity accounted investment prior to the GGP acquisition. These increases were partially offset by the fair value losses on our consolidated portfolio as it reflects updated cashflow assumptions and valuation metrics.

Leasing Activity
The following table presents key operating metrics in our Core Retail portfolio for the years ended December 31, 2019 and 2018:

(US$ Millions, except where noted)
As at and for the years ended Dec. 31,	2019	2018
NOI:
Total portfolio(1)	$1,736	$1,141
Total portfolio:
Number of malls and urban retail properties	122	124
Leasable square feet (in thousands)	120,526	121,435
Occupancy(2)	96.4%	96.5%
In-place net rents (per square foot)(2)	$61.74	$61.44
NOI weighted sales (per square foot)(2)	$798	$753

(1)
NOI is presented on a proportionate basis. The prior period represents 4 months of our consolidated results of BPR and 8 months of activity from our 34% interest in GGP (prior to the GGP acquisition in the third quarter of 2018).

(2)	Presented on a same-property basis.

NOI, which is presented on a proportionate basis, increased to $1,736 million from $1,141 million in the prior year due to our increased ownership in GGP.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases for the trailing 12 months compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total portfolio
(US$ Millions, except where noted)	Dec. 31, 2019	Dec. 31, 2018
Number of leases	1,329	1,239
Leasing activity (in thousands of square feet)	5,256	4,408
Average term in years	6.5	7.1
Initial rent (per square foot)(1)	$60.58	$70.35
Expiring rent (per square foot)(2)	58.47	63.60
Initial rent spread (per square foot)	2.11	6.75
% Change	3.6%	10.6%
Tenant allowances and leasing costs	$200	$190

(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.

(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through December 31, 2019, we leased approximately 5.3 million square feet at initial rents approximately 3.6% higher than expiring net rents on a suite-to-suite basis.

Our Core Retail portfolio occupancy rate at December 31, 2019 was 96.4%, which is flat compared to occupancy rates at December 31, 2018. In our Core Retail segment, we use in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent, plus reimbursements of common area costs, and real estate taxes. In-place rents increased to $61.74 at December 31, 2019 from $61.44 at December 31, 2018. Strong leasing during the year from non-traditional tenants across our Core Retail portfolio kept occupancy rates relatively flat.

Valuation Metrics
The key valuation metrics of properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Dec. 31, 2019			Dec. 31, 2018
	Discount Rate	Terminal capitalization rate	Investment horizon	Discount Rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
United States	6.7%	5.4%	10	7.1%	6.0%	12
Unconsolidated properties:
United States	6.3%	4.9%	10	6.6%	5.3%	11

Financial Position
The following table presents an overview of the financial position of our Core Retail segment as at December 31, 2019 and 2018:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Investment properties
Commercial properties	$21,561	$17,224
Commercial developments	—	383
Equity accounted investments	10,555	11,158
Accounts receivable and other	609	646
Cash and cash equivalents	196	247
Total assets	32,921	29,658
Less:
Debt obligations	16,107	13,052
Accounts payable and other liabilities	821	674
Deferred tax liability	68	23
Non-controlling interests of others in operating subsidiaries and properties	1,787	1,773
Total equity attributable to Unitholders	$14,138	$14,136

Equity attributable to Unitholders in the Core Retail segment was relatively flat from December 31, 2018 to December 31, 2019 primarily due to net income earned during the year and several incremental interest acquisitions from our joint venture partners including Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, Shops at Merrick Park in Florida and 730 Fifth Avenue in New York, bringing our ownership in each of the malls to 100%, where prior to the acquisitions were accounted for under the equity method. After gaining control of these five investments, we consolidated the commercial properties and the property-level debt. These increases were partially offset by distribution of income during the period and the $95 million issuer bid buyback of BPR Units in the first quarter of 2019.

The following table presents a roll-forward of our partnership’s equity accounted investments for the year ended December 31, 2019:

(US$ Millions)	Dec. 31, 2019
Equity accounted investments, beginning of year	$11,158
Additions	197
Disposals and return of capital distributions	(166)
Share of net earnings from equity accounted investments	1,179
Distributions	(486)
Other(1)	(1,327)
Equity accounted investments, end of year	$10,555

(1)
We acquired an incremental interest in Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, Shops at Merrick Park in Florida and 730 Fifth Avenue in New York during the year, bringing our ownership in each of the malls to 100%. As a result, we now consolidate our interest in these assets.

Equity accounted investments decreased by $603 million to $10,555 million. The decrease is primarily due to the incremental interest acquisitions from our joint venture partners as mentioned above, distributions during the year and a disposal of our interest in one property to our joint venture partner during the year. These decreases were partially offset by the share of net earnings BPR’s property-level joint ventures earned and fair value gains recognized at higher-tiered malls during the period.

Reconciliation of Non-IFRS Measures – Core Retail

The key components of NOI in our Core Retail segment are presented below:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Commercial property revenue	$1,394	$511	$—
Direct commercial property expense	(383)	(135)	—
Total NOI	$1,011	$376	$—

The following table reconciles Core Retail net income to net income attributable to Unitholders for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Total NOI	$1,011	$376	$—
Investment and other revenue	195	73	—
Interest expense	(683)	(218)	—
Depreciation and amortization on real estate assets	(24)	(6)	—
Investment and other expense	—	—	—
General and administrative expense	(258)	(89)	—
Fair value gains (losses), net	(686)	412	(268)
Share of net earnings from equity accounted investments	1,179	(52)	179
Income before income taxes	734	496	(89)
Income tax benefit (expense)	(8)	(6)	—
Net income	$726	$490	$(89)
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	67	34	—
Net income attributable to Unitholders	$659	$456	$(89)

The following table reconciles Core Retail net income to FFO for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Net income	$726	$490	$(89)
Add (deduct):
Fair value (gains) losses, net	686	(412)	268
Share of equity accounted fair value gains, net	(643)	505	307
Income tax (benefit) expense	8	6	—
Non-controlling interests in above items	(70)	(37)	—
FFO	$707	$552	$486

The following table reconciles Core Retail share of net earnings from equity accounted investment for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Unconsolidated properties NOI	$906	$1,141	$701
Unconsolidated properties fair value gains, net and income tax expense	643	(505)	(307)
Other	(370)	(688)	(215)
Share of net earnings from equity accounted investments	$1,179	$(52)	$179

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

The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•
BSREP I - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 8th year, is fully invested and is executing realizations.

•
BSREP II - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 5th year and is fully invested.

•	BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund with $15.0 billion in committed capital in aggregate, targeting gross returns of 20%; The fund is in its 3rd year.

•
A blended 36% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 16%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•	A 33% interest in a $600 million fund which owns the Atlantis Paradise Island resort in the Bahamas.

•	A blended 13% interest in a series of real estate debt funds totaling $5.4 billion which seek to invest in commercial real estate debt secured by properties in strategic locations.

While our economic interest in these funds are less than 50% in each case, we generally consolidate the portfolios held through the LP Investments as Brookfield Asset Management’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our 7% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

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

The following table presents distributions received on our LP Investments in Brookfield-sponsored real estate opportunity funds received on sale or refinancing events within the funds for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Return of invested capital	$475	$446	$385
Distribution of earnings and gains on invested capital	892	949	890
Total LP Investments distributions	1,367	1,395	1,275
Less: Incentive fees	(181)	(32)	—
Total LP Investments distributions, net	1,186	1,363	1,275

During the year ended December 31, 2019, distribution of earnings and gains on invested capital primarily related to distributions of income from our office assets in India, Brazil and South Korea and Center Parcs in the United Kingdom, as well as the realization gains on the disposition of multifamily assets in our second value-add multifamily fund, disposition of multifamily assets within our BSREP I investments, our interest in a retail portfolio in China, an office portfolio in California and dispositions within our office portfolio in Brazil. Total LP Investments distributions for the year ended December 31, 2019 were net of incentive fees associated with the dispositions mentioned above and upfinancing of our office portfolio in India as several developments near completion. Distribution of earnings and gains on invested capital in the prior periods are primarily due to distributions of income from our office and multifamily assets.
.
The following table presents FFO and net income attributable to Unitholders in our LP Investments segment for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
FFO	$268	$228	$281
Net income attributable to Unitholders	285	636	933

FFO in our LP Investments segment increased by $40 million for the year ended December 31, 2019 primarily driven by NOI earned from investment activity. These increases were partially offset by disposition activity, higher interest expense and the negative impact of foreign currency translation.

Net income attributable to Unitholders from our LP Investments segment decreased by $351 million for the year ended December 31, 2019, driven by fair value losses in our LP Investments retail portfolio from updated cashflow assumptions. Additionally, the prior year benefited from valuation gains, particularly related to our industrial portfolio in the United States and our office assets in India, as well as a gain on extinguishment of debt associated with the sale of the Hard Rock Hotel and Casino. These decreases were partially offset by fair value gains in our office portfolio in Brazil which resulted from discount rate compression due to improved market conditions and historically low interest rates, as well as fair value gains in India which resulted from capitalization rate compression.

Financial Position
The following table presents equity attributable to Unitholders in our LP Investments segment:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Investment properties	$27,867	$39,057
Property, plant and equipment	7,028	7,333
Equity accounted investments	1,327	3,175
Accounts receivable and other	4,634	5,777
Cash and cash equivalents	595	2,298
Assets held for sale	387	970
Total assets	41,838	58,610
Less:
Debt obligations	23,525	36,678
Capital securities	431	460
Accounts payable and other liabilities	3,361	4,303
Liabilities associated with assets held for sale	140	163
Non-controlling interests of others in operating subsidiaries and properties	9,255	11,802
Equity attributable to Unitholders	$5,126	$5,204

The decrease in investment properties is primarily the result of the deconsolidation of BSREP III investments and the sales of a portfolio of triple-net lease assets, a portfolio of office assets in California and a portfolio of multifamily assets in New York, partially offset by investment activity since the prior year, mostly in our office portfolios. Additionally, we had valuation gains from our office portfolios in Brazil and India and our student housing portfolio in the United Kingdom.

The decrease in property, plant and equipment is the result of the deconsolidation of BSREP III investments, which include a portfolio of serviced apartments in the United Kingdom and two hotel properties in Florida. These decreases were offset by capital spend during the current year and the positive impact of foreign currency translation related to our Center Parcs portfolio in the United Kingdom.

Equity accounted investments decreased primarily due to the deconsolidation of BSREP III during the first quarter of 2019, the reclassification of our equity accounted interest in a hotel Florida to assets held for sale, as well as distributions of income and return of capital. These decreases were partially offset by net income from these investments.

Assets held for sale and related liabilities as of December 31, 2019 includes our equity accounted investment in a hotel in Florida, an office asset in California and six triple net lease assets in U.S., as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations decreased due to the deconsolidation of BSREP III as mentioned in investment activity.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles LP Investments NOI to net income for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Commercial property revenue	$2,394	$2,570	$2,172
Hospitality revenue	1,897	1,896	1,622
Direct commercial property expense	(787)	(837)	(669)
Direct hospitality expense	(1,205)	(1,223)	(1,066)
Total NOI	2,299	2,406	2,059
Investment and other revenue	161	78	193
Interest expense	(1,389)	(1,357)	(1,059)
General and administrative expense	(198)	(597)	(285)
Investment and other expense	(67)	(26)	(138)
Depreciation and amortization	(306)	(289)	(261)
Fair value gains, net	584	1,785	2,365
Share of net earnings from equity accounted investments	74	274	257
Income before income taxes	1,158	2,274	3,131
Income tax (expense)	(83)	(247)	(234)
Net income	1,075	2,027	2,897
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	790	1,391	1,964
Net income attributable to Unitholders	$285	$636	$933

The following table reconciles LP Investments net income to FFO for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Net income	$1,075	$2,027	$2,897
Add (deduct):
Fair value (gains), net	(584)	(1,785)	(2,365)
Share of equity accounted fair value gains, net	8	(160)	(167)
Depreciation and amortization of real estate assets	280	261	243
Income tax expense	83	247	234
Non-controlling interests in above items	(594)	(362)	(561)
FFO	$268	$228	$281

Corporate
Certain amounts are allocated to our Corporate segment in our management reports as those activities are not used to evaluate our segments’ operating performance.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
FFO	$(410)	$(434)	$(428)
Net income (loss) attributable to Unitholders	(492)	(48)	(465)

FFO from our Corporate segment was a loss of $410 million for the year ended December 31, 2019 compared to a loss of $434 million in the prior year.

Interest expense for the year ended December 31, 2019 was $246 million, which reflects $152 million of interest expense on capital securities and $94 million of interest expense on our credit facilities and corporate bonds. This compares to interest expense of $291 million in the prior year and $267 million in 2017.

Another component of FFO is general and administrative expense, which for the year ended December 31, 2019, was $176 million, and includes $107 million of asset management fees, $26 million of equity enhancement fees and $43 million of other corporate costs. This compares to general and administrative expense of $149 million in the prior year and $165 million in 2017. The increase is largely driven by an increase in the management fees which is determined, in part, based on the LP Units trading price, which was higher in 2019 as compared to the prior year.

In 2019, income tax benefit allocated to the corporate segment was $18 million (2018 - income tax benefit of $226 million and 2017 - expense of nil). The current year income tax benefit allocated to the corporate segment related to the decrease of deferred tax liabilities of our holding companies and their subsidiaries. The prior year benefit relates to a deferred tax benefit as a result of the acquisition of a controlling interest in GGP.

Financial Position
The following table presents equity attributable to Unitholders in our Corporate segment:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Accounts receivable and other	$86	$92
Cash and cash equivalents	40	65
Total assets	126	157
Debt obligations	1,902	2,159
Capital securities	1,722	2,112
Deferred tax liabilities	101	91
Accounts payable and other liabilities	938	1,032
Preferred equity	420	—
Non-controlling interests	17	18
Equity attributable to Unitholders	$(4,974)	$(5,255)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The increase in equity attributable to Unitholders is due to repayment of our credit facilities and redemptions of Class B Junior Preferred Shares of Brookfield BPY Holdings Inc., partially offset by an increase in loans and notes payable due to Brookfield Asset Management.

During the first quarter of 2019, we issued $178 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at a coupon rate of 6.5% per annum, payable quarterly in arrears.

During the third quarter of 2019, we issued $242 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at a coupon rate of 6.375% per annum, payable quarterly in arrears.

In addition, as of December 31, 2019, we had $15 million (2018 - $16 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2019	Dec. 31, 2018
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$574	$562
Series 2	24,000,000	6.50%	546	537
Series 3	24,000,000	6.75%	530	523
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares(1)	—	7.64%	—	420
BOP Split Senior Preferred Shares:
Series 1	924,390	5.25%	23	23
Series 2	699,165	5.75%	13	13
Series 3	909,814	5.00%	18	17
Series 4	940,486	5.20%	18	17
Total capital securities			$1,722	$2,112

(1)	In 2019, approximately $420 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

Reconciliation of Non-IFRS Measures – Corporate
The following table reconciles Corporate net income to net income attributable to Unitholders for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Net income (loss)	$(491)	$(47)	$(465)
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	1	1	—
Net income attributable to Unitholders	$(492)	$(48)	$(465)

The following table reconciles Corporate net income to FFO for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Net income (loss)	(491)	(47)	(465)
Add (deduct):
Fair value (gains) losses, net	100	(161)	36
Income tax (benefit) expense	(18)	(226)	—
Non-controlling interests in above items	(1)	—	1
FFO	$(410)	$(434)	$(428)

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

The majority of our properties are located in North America, Europe and Australia, with a growing presence in South America and Asia. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters, pandemics and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants. In addition, our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows.

As owners of office and retail properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” elsewhere in this annual report on Form 20-F.

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 7.6% of our Core Office segment tenant base and, as at December 31, 2019, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at December 31, 2019:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	7.6%
Morgan Stanley	NY/London	A-	2.7%
Barclays	London/Toronto/Calgary	BBB-	2.1%
CIBC World Markets(3)	Calgary//Toronto/NY	AA	1.9%
Suncor Energy Inc.	Calgary	BBB+	1.8%
Cenovus	Calgary	BB+	1.5%
Bank of Montreal	Calgary/Toronto	AA	1.5%
Deloitte	Various	Not Rated	1.4%
Bank of America | Merrill Lynch	Various	A	1.3%
Amazon	NY/London	A-	1.3%
Total			23.1%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.

(2)	Exposure is a percentage of total leasable square feet.

(3)
CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 940,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at December 31, 2019. The largest ten tenants in our portfolio accounted for approximately 21.3% of minimum rents, tenant recoveries and other.

Tenant	Doing Business As:	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK	3.8%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA, House of Hoops	2.9%
LVMH	Louis Vuitton, Sephora, Fendi, Bulgari, Dior, Tag Heuer	2.7%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	2.3%
Forever 21 Retail, Inc.	Forever 21	2.0%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.6%
American Eagle Outfitters, Inc.	American Eagle, Aerie	1.5%
Ascena Retail Group	Ann Taylor, Loft, Justice, Lane Bryant	1.5%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.5%
Express, Inc.	Express, Express Men, Express Factory	1.5%
Total		21.3%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 7.6% of our Core Office and Core Retail leases mature annually up to 2024. Our Core Office and Core Retail leases have a weighted average remaining lease life of approximately 7.2 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office, retail and logistics portfolios at December 31, 2019, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2020	2021	2022	2023	2024	2025	2026	2027 and	Total
									Beyond
Core Office	5,614	1,825	3,612	5,820	3,627	3,882	5,276	4,406	43,416	77,478
Expiring %	7.2%	2.4%	4.7%	7.5%	4.7%	5.0%	6.8%	5.7%	56.0%	100.0%
Core Retail(1)	2,024	5,697	5,800	6,163	5,170	6,062	5,075	3,892	13,642	53,525
Expiring %	3.8%	10.6%	10.8%	11.5%	9.7%	11.3%	9.5%	7.3%	25.5%	100.0%

(1)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

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

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of over seven years.

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

Approximately 45% of our outstanding debt obligations at December 31, 2019 are floating rate debt compared to 47% at December 31, 2018. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $250 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $7 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At December 31, 2019, our consolidated debt to capitalization was 54% (December 31, 2018 – 56%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the year ended December 31, 2019, approximately 31% of our assets and 28% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

The following table shows the impact of a 10% change in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2019
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	377	$(29)	$—
Australian Dollar	A$	2,154	(151)	—
British Pound		£3,275	(434)	—
Euro		€339	(38)	—
Brazilian Real	R$	3,310	(82)	—
Indian Rupee	Rs	26,628	(37)	—
Chinese Yuan	C¥	933	(13)	—
South Korean Won	₩	160,969	(14)	—
United Arab Emirates Dirham	AED	683	(19)	—
Czech Koruna	CZK	10	—	—
Hungarian Forint	HUF	314	—	—
Poland Zloty	PLN	3	—	—
Total			$(817)	$—

(1)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2018
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	58	$(4)	$—
Australian Dollar	A$	2,977	(210)	—
British Pound		£3,965	(506)	—
Euro		€505	(58)	—
Brazilian Real	R$	2,823	(73)	—
Indian Rupee	Rs	25,022	(36)	—
Hong Kong Dollar	HK$	(75)	1	—
Chinese Yuan	C¥	1,593	(23)	—
South Korean Won	₩	245,507	(22)	—
United Arab Emirates Dirham	AED	451	(12)	—
Total			$(943)	$—

(1)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2017
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	4	$—	$—
Australian Dollar	A$	2,679	(209)	—
British Pound		£3,719	(503)	—
Euro		€213	(26)	—
Brazilian Real	R$	2,591	(78)	—
Indian Rupee	Rs	15,904	(25)	—
Hong Kong Dollar	HK$	(75)	1	—
Chinese Yuan	C¥	1,207	(19)	—
South Korean Won	₩	232,345	(22)	—
United Arab Emirates Dirham	AED	451	(12)	—
Total			$(893)	$—

(1)	Net of Canadian Dollar denominated loans.

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

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on certain variable rate debt; and

•	Cross currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging
The following table provides our partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2019 and 2018:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2019	Interest rate caps of US$ LIBOR debt	$7,774	2.7% - 6.0%	May. 2020 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,877	1.4% - 2.7%	Feb. 2020 - Feb. 2024	(57)
	Interest rate caps of £ LIBOR debt	3,096	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	74	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	109	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	184	3.0%	Oct. 2020 - Oct. 2022	—
	Cross currency swaps of C$ LIBOR Debt	600	4.3% - 5.0%	Oct. 2021 - Mar. 2024	(95)
Dec. 31, 2018	Interest rate caps of US$ LIBOR debt	$8,180	2.3% - 6.0%	Jan. 2019 - Sep. 2023	$2
	Interest rate swaps of US$ LIBOR debt	1,731	1.6% - 2.8%	Feb. 2020 - May 2024	(2)
	Interest rate caps of £ LIBOR debt	486	2.0%	Apr. 2020 - Jan. 2021	—
	Interest rate swaps of £ LIBOR debt	67	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	115	1.0% - 1.3%	Apr. 2020 - Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	176	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of C$ LIBOR debt	56	4.6%	Sep. 2023	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(114)

For the year ended December 31, 2019, the amount of hedge ineffectiveness recorded in earnings in connection with our partnership’s interest rate hedging activities totaled $22 million. (December 31, 2018 - $37 million).

Foreign Currency Hedging

The following table presents the partnership's outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2019 and 2018:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2019	Net investment hedges		€245	€0.85/$ - €0.91/$	Mar. 2020 - Jul. 2020	7
	Net investment hedges		£2,444	£0.74/$ - £0.85/$	Jan. 2020 - Sep. 2021	(247)
	Net investment hedges	A$	238	A$1.38/$ - A$1.48/$	Mar. 2020 - Mar. 2021	(5)
	Net investment hedges	C¥	962	C¥6.75/$ - C¥7.16/$	Apr. 2020 - Jun. 2021	—
	Net investment hedges	C$	355	C$1.31/$ - C$1.33/$	Jun. 2020 - Sep. 2021	—
	Net investment hedges	R$	1,582	R$4.16/$ - R$4.16/$	Jun. 2020 - Jun. 2020	(10)
	Net investment hedges	₩	720,095	₩1,149.50/$ - ₩1,174.30/$	Mar. 2020 - Mar. 2021	(7)
	Net investment hedges	Rs	—	Rs71.78/$ - Rs73.01/$	Mar. 2020 - Apr. 2020	—
	Net investment hedges		£77	£0.88/€ - £0.93/€	Jan. 2020 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(8)
Dec. 31, 2018	Net investment hedges		€649	€0.78/$ - €0.88/$	Jan. 2019 - May 2020	$13
	Net investment hedges		£3,175	£0.70/$ - £0.79/$	Feb. 2019 - Mar. 2020	104
	Net investment hedges	A$	1,038	A$1.28/$ - A$1.42/$	Jan. 2019 - Mar. 2020	20
	Net investment hedges	C¥	2,672	C¥6.35/$ - C¥6.91/$	Jan. 2019 - Nov. 2019	6
	Net investment hedges	C$	118	C$1.29/$ - C$1.34/$	Oct. 2019 - Nov 2019	4
	Net investment hedges	R$	158	R$3.90/$ - R$4.24/$	Jan. 2019 - Jun. 2019	(9)
	Net investment hedges	₩	618,589	₩1,087.00/$ - ₩1,130.90/$	Jan. 2019 - Nov. 2019	1
	Net investment hedges	Rs	31,422	Rs67.44/$ - Rs70.39/$	Feb. 2019 - May 2019	3
	Net investment hedges		£77	£0.88/€ - £0.92/€	Jan. 2019 - Feb. 2020	(1)
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(31)

For the years ended December 31, 2019 and 2018, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of December 31, 2019 and December 31, 2018:

(US$ millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2019	Interest rate caps	$5,663	2.5% - 5.0%	Mar. 2020 - Nov. 2021	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	1.1% - 6.4%	Jun. 2020 - Sep. 2031	(149)
	Interest rate swaps of US$ debt	2,003	1.7% - 4.6%	Nov. 2020 - Sep. 2023	(14)
Dec. 31, 2018	Interest rate caps	$9,750	3.0% - 7.0%	Mar. 2019 - Jan. 2022	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	2.3% - 6.1%	Jun. 2019 - Nov. 2030	(67)
	Interest rate swaps of US$ debt	835	2.4% - 5.8%	Jul. 2019 - Oct. 2039	(14)
	Interest rate swaps on fixed rate debt	180	4.5% - 7.3%	Feb. 2019 - Jul. 2023	2

Our partnership recognized fair value (losses) gains, net of approximately $(70) million (December 31, 2018 - gain of $29 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

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

The base management fee for the year ended December 31, 2019 was $107 million (2018 - $83 million, 2017 - $104 million). The equity enhancement distribution for the year ended December 31, 2019 was $26 million (2018 - $1 million, 2017 - $26 million).

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

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Balances outstanding with related parties:
Participating loan interests	$—	$268
Net (payables)/receivables within equity accounted investments	(81)	(26)
Loans and notes receivable(1)	102	54
Receivables and other assets	17	50
Deposit and promissory note from Brookfield Asset Management(2)	—	(733)
Property-specific obligations(3)	—	(231)
Loans and notes payable and other liabilities	(196)	(50)
Capital securities held by Brookfield Asset Management(4)	—	(420)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At December 31, 2019, includes nil (December 31, 2018 - $54 million) receivable from Brookfield Asset Management upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(2)	The deposit and promissory note from Brookfield Asset Management were repaid during the year ended December 31, 2019.

(3)	We exercised our option to acquire properties in Australia from Brookfield Asset Management during the year, therefore the property-specific obligations are now consolidated.

(4)	In 2019, approximately $420 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Transactions with related parties:
Commercial property revenue(1)	$26	$22	$19
Management fee income	35	5	6
Participating loan interests (including fair value gains, net)	50	53	86
Interest expense on debt obligations	48	44	29
Interest on capital securities held by Brookfield Asset Management	8	64	83
General and administrative expense(2)	198	192	204
Construction costs(3)	411	397	295
Incentive Fees(4)	104	—	—

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)
Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the Brookfield-sponsored real estate opportunistic funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

(4)	Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

During the fourth quarter of 2019, we converted our economic interest, through our participating loan agreements, in a portfolio of properties in Australia owned by Brookfield Asset Management into direct ownership interests.

During the third and fourth quarters of 2019, we sold partial interest in two multifamily developments in Brooklyn, NY and a retail development in Connecticut into the BOZ fund. Upon the final close of BOZ fund in the fourth quarter of 2019, our interests in these development assets were diluted, which resulted in the deconsolidation of the assets and accounting classification as a financial asset.

During the first quarter of 2018, we along with BPREP acquired a 25% and 75% interest, respectively, in 333 West 34th Street, an office building in New York for $255 million.

During the third quarter of 2018, we sold 27.5% of our interest in a portfolio of operating and development assets in New York. We retain control over and will continue to consolidate these assets after the sale. The interest was sold to Brookfield Asset Management for consideration of approximately $1.4 billion.

During the fourth quarter of 2018, we launched BPREP Australia, an open-ended fund. We contributed interests in Jessie Street, 52 Goulburn Street and 680 George Street in Sydney and 235 St Georges Terrace in Perth to BPREP Australia. Our interest in BPREP Australia is 39%, with the remaining interest of 61% held by external investors. We will continue to consolidate the properties contributed to BPREP Australia, except for 680 George Street, which we will continue to account for under the equity method.

PORTFOLIO LISTING
The following table presents details of our property portfolio as of December 31, 2019:

Core Office Property Portfolio			Assets under management			Proportionate at subsidiary level(1)			Proportionate to Unitholders(2)		Proportionate to LP Unitholders(3)
Dec. 31, 2019	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
(Sq. ft in 000’s)
CONSOLIDATED PROPERTIES
United States
Midtown New York	2	100.0%	1,466	31	1,497	80.9%	1,194	1,211	1,194	1,211	599	608
Downtown New York	6	96.5%	7,950	488	8,438	72.6%	5,769	6,123	5,769	6,123	2,892	3,070
Washington, D.C.	12	91.6%	2,887	1,796	4,683	94.1%	2,719	4,407	2,719	4,407	1,363	2,209
Los Angeles	8	83.3%	8,620	4,283	12,903	47.3%	4,078	6,104	4,078	6,104	2,045	3,061
Houston	5	81.4%	5,022	1,185	6,207	86.6%	4,363	5,373	4,363	5,373	2,188	2,694
San Francisco	2	86.0%	623	6	629	33.1%	206	208	206	208	104	105
	35	88.8%	26,568	7,789	34,357	68.2%	18,329	23,426	18,329	23,426	9,191	11,747
Canada
Toronto	10	98.7%	8,780	1,704	10,484	55.7%	4,835	5,844	4,835	5,844	2,425	2,931
Calgary	9	93.4%	7,176	1,215	8,391	58.7%	4,307	4,923	4,307	4,923	2,160	2,469
Ottawa	5	91.3%	1,180	696	1,876	25.1%	298	471	298	471	150	237
	24	96.0%	17,136	3,615	20,751	54.2%	9,440	11,238	9,440	11,238	4,735	5,637
Australia and New Zealand
Sydney	1	99.5%	248	74	322	24.1%	60	78	60	78	30	39
Melbourne	2	99.9%	509	15	524	49.5%	252	260	252	260	127	131
Brisbane	1	86.6%	301	34	335	49.9%	151	167	151	167	76	84
Perth	4	95.2%	1,886	271	2,157	81.4%	1,535	1,755	1,535	1,755	770	880
	8	95.5%	2,944	394	3,338	67.7%	1,998	2,260	1,998	2,260	1,003	1,134
United Kingdom
London	3	95.6%	509	16	525	100.0%	509	525	509	525	255	263
	3	95.6%	509	16	525	100.0%	509	525	509	525	255	263
Brazil
São Paulo	1	100.0%	276	209	485	51.0%	141	248	141	248	71	125
Rio de Janeiro	1	100.0%	213	64	277	67.0%	142	185	142	185	72	94
	2	100.0%	489	273	762	26.7%	283	433	283	433	143	219
Total Consolidated Properties	72	92.0%	47,646	12,087	59,733	63.4%	30,559	37,882	30,559	37,882	15,327	19,000

UNCONSOLIDATED PROPERTIES
United States
Midtown New York	3	93.1%	3,477	87	3,564	36.4%	1,255	1,284	1,255	1,284	1,051	1,066
Downtown New York	2	97.0%	4,927	65	4,992	23.2%	1,149	1,156	1,149	1,156	573	576
Washington, D.C.	12	90.7%	2,963	959	3,922	42.5%	1,255	1,658	1,255	1,658	626	827
Los Angeles	2	92.0%	371	389	760	42.0%	157	321	157	321	78	160
Houston	1	98.9%	1,135	699	1,834	10.0%	113	183	113	183	56	91
Denver	1	88.2%	1,337	512	1,849	50.0%	669	924	669	924	334	461
	21	93.9%	14,210	2,711	16,921	32.8%	4,598	5,526	4,598	5,526	2,718	3,181
Australia and New Zealand
Sydney	1	100.0%	731	134	865	24.0%	176	208	176	208	88	104
Melbourne	1	99.9%	858	341	1,199	50.0%	429	599	429	599	214	299
	2	99.9%	1,589	475	2,064	39.1%	605	807	605	807	302	403
United Kingdom
London	25	96.1%	9,716	1,152	10,868	43.7%	4,180	4,749	4,180	4,749	2,086	2,370
	25	96.1%	9,716	1,152	10,868	43.7%	4,180	4,749	4,180	4,749	2,086	2,370
Germany
Berlin	16	88.8%	2,478	1,169	3,647	25.0%	620	913	620	912	310	456
	16	88.8%	2,478	1,169	3,647	25.0%	620	913	620	912	310	456
Total Unconsolidated Properties	64	94.6%	27,993	5,507	33,500	35.9%	10,003	11,995	10,003	11,994	5,416	6,410
Total Core Office Properties	136	92.9%	75,639	17,594	93,233	53.5%	40,562	49,877	40,562	49,876	20,743	25,410

(1)	Reflects our partnership’s interest before considering non-controlling interests in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Opportunistic Office Property Portfolio			Assets under management			Proportionate at subsidiary level(1)			Proportionate to Unitholders(2)		Proportionate to LP Unitholders(3)
Dec. 31, 2019	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
(Sq. ft in 000’s)
CONSOLIDATED PROPERTIES
United States
Washington, D.C.	13	81.2%	2,048	—	2,048	100.0%	2,048	2,048	523	523	262	262
Los Angeles	2	18.1%	1,980	782	2,762	100.0%	1,980	2,763	510	711	256	357
Chicago	1	61.4%	1,448	—	1,448	100.0%	1,448	1,448	370	370	186	186
San Francisco / San Jose	2	73.5%	409	—	409	100.0%	409	409	105	105	53	53
Houston	5	69.6%	4,207	571	4,778	100.0%	4,207	4,778	1,075	1,221	539	612
Dallas	6	67.9%	467	—	467	100.0%	467	467	142	142	71	71
	29	61.1%	10,559	1,353	11,912	100.0%	10,559	11,913	2,725	3,072	1,367	1,541
United Kingdom
London	1	97.5%	661	48	709	100.0%	661	709	203	218	102	109
	1	97.5%	661	48	709	100.0%	661	709	203	218	102	109
Brazil
Rio de Janeiro	5	91.5%	1,720	—	1,720	100.0%	1,720	1,720	554	554	278	278
São Paulo	4	73.5%	1,221	—	1,221	100.0%	1,221	1,221	394	394	198	198
	9	84.0%	2,941	—	2,941	100.0%	2,941	2,941	948	948	476	476
India
NCR (Delhi region)	41	90.6%	11,431	6,581	18,012	90.5%	10,348	16,306	3,386	5,335	1,698	2,675
Kolkata	12	90.8%	3,055	1,097	4,152	100.0%	3,055	4,152	1,000	1,358	501	681
Mumbai	21	87.6%	5,551	—	5,551	100.0%	5,551	5,551	1,789	1,789	897	897
	74	89.8%	20,037	7,678	27,715	93.8%	18,954	26,009	6,175	8,482	3,096	4,253
Total Consolidated Properties	113	80.6%	34,198	9,079	43,277	96.1%	33,115	41,572	10,051	12,720	5,041	6,379

Total Opportunistic Office Properties	113	80.6%	34,198	9,079	43,277	96.1%	33,115	41,572	10,051	12,720	5,041	6,379

(1)	Reflects our partnership’s interest before considering non-controlling interests in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Core Retail Property Portfolio(1)			Assets under management	Proportionate at subsidiary level(2)		Proportionate to Unitholders(3)	Proportionate to LP Unitholders(4)
Dec. 31, 2019	Number of properties	% Leased	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	9	95.4%	5,871	99.7%	5,855	4,321	2,167
Southwest region	10	96.4%	11,353	99.7%	11,322	5,159	2,587
East North Central region	7	96.4%	5,943	99.7%	5,927	3,663	1,837
Southeast region	5	96.3%	5,486	99.7%	5,471	3,109	1,559
Mideast region	8	95.9%	7,382	98.1%	7,239	4,313	2,163
Mountain region	5	94.2%	5,035	99.7%	5,021	2,556	1,282
Northeast region	13	94.7%	9,502	99.0%	9,408	5,845	2,931
West North Central region	5	94.8%	4,686	99.7%	4,673	2,908	1,458
Total Consolidated Properties	62	95.6%	55,258	99.4%	54,916	31,874	15,984
UNCONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	10	97.6%	10,649	49.7%	5,298	3,368	1,689
Southwest region	7	98.8%	10,218	48.7%	4,972	2,489	1,248
East North Central region	7	95.6%	7,755	49.4%	3,830	2,752	1,380
Southeast region	11	94.7%	10,722	47.6%	5,106	2,849	1,429
Mideast region	8	96.1%	8,299	46.6%	3,869	2,181	1,094
Mountain region	7	97.3%	8,209	50.6%	4,155	2,447	1,227
Northeast region	5	97.3%	4,780	46.1%	2,206	1,307	655
West North Central region	5	96.5%	4,636	57.1%	2,645	1,256	630
Total Unconsolidated Properties	60	96.7%	65,268	49.2%	32,081	18,649	9,352
Total Core Retail Properties	122	96.4%	120,526	80.9%	86,997	50,523	25,336

(1)	Does not include non-regional malls

(2)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(3)	Reflects our partnership’s interest net of non-controlling interests described in note (2) above.

(4)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Opportunistic Retail Property Portfolio(1)			Assets under management	Proportionate at subsidiary level(2)		Proportionate to Unitholders(3)	Proportionate to LP Unitholders(4)
Dec. 31, 2019	Number of properties	% Leased	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	8	88.4%	6,365	100.0%	6,365	3,203	1,606
Southwest region	6	83.9%	3,169	100.0%	3,169	1,519	762
East North Central region	6	84.0%	4,294	100.0%	4,294	2,161	1,084
Southeast region	3	85.4%	2,915	87.8%	2,559	1,288	646
Mideast region	5	87.9%	3,990	100.0%	3,990	2,008	1,007
Mountain region	5	88.4%	1,724	100.0%	1,724	868	435
Northeast region	4	86.9%	2,329	63.0%	1,468	618	310
	37	86.5%	24,786	95.1%	23,569	11,665	5,850
Total Consolidated Properties	37	86.5%	24,786	95.1%	23,569	11,665	5,850
UNCONSOLIDATED PROPERTIES
Brazil
São Paulo	3	97.3%	805	42.1%	339	157	78
Rio de Janeiro	2	96.9%	961	73.1%	703	324	163
	5	97.1%	1,766	59.0%	1,042	481	241
Total Unconsolidated Properties	5	97.1%	1,766	59.0%	1,042	481	241
Total Opportunistic Retail Properties	42	87.2%	26,552	92.7%	24,611	12,146	6,091

(1)	Does not include non-regional malls; includes anchor space.

(2)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(3)	Reflects our partnership’s interest net of non-controlling interests described in note (2) above.

(4)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Logistics Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2019	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
China	1	357	76.0%	271	84	42
	1	357	76.0%	271	84	42
Total Logistics Properties	1	357	76.0%	271	84	42

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Multifamily Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2019	Number of properties	Total	Owned %	Total	Total	Total
(Units)
CONSOLIDATED PROPERTIES
United States
Ohio	15	2,884	100.0%	2,884	736	369
Virginia	6	1,882	100.0%	1,882	480	241
California	4	1,488	100.0%	1,488	444	223
Georgia	3	1,304	100.0%	1,304	354	178
Florida	4	1,294	100.0%	1,294	330	166
Nevada	3	1,194	100.0%	1,194	356	179
New York	1	1,190	100.0%	1,190	361	181
Texas	3	855	100.0%	855	232	116
North Carolina	3	850	100.0%	850	217	109
Maryland	3	841	100.0%	841	245	123
Indiana	3	836	100.0%	836	213	107
Arizona	1	168	100.0%	168	50	25
Total Consolidated Properties	49	14,786	100.0%	14,786	4,018	2,017

UNCONSOLIDATED PROPERTIES
United States
California	2	882	100.0%	882	225	113
Total Unconsolidated Properties	2	882	100.0%	882	225	113
Total Multifamily Properties	51	15,668	100.0%	15,668	4,243	2,130

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries and properties.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Hospitality Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2019	Number of properties	Total	Owned %	Total	Total	Total
(Rooms)
CONSOLIDATED PROPERTIES
North America	118	17,577	100.0%	17,577	4,727	2,370
United Kingdom	6	4,819	100.0%	4,819	1,315	659
Canada	1	1,372	100.0%	1,372	351	176
Total Consolidated Properties	125	23,768	100.0%	23,768	6,393	3,205

UNCONSOLIDATED PROPERTIES
North America	4	2,225	72.5%	1,614	376	189
Australia	1	433	100.0%	433	136	68
Total Unconsolidated Properties	5	2,658	77.0%	2,047	512	257
Total Hospitality Properties	130	26,426	97.7%	25,815	6,905	3,462

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Triple Net Lease Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2019	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
North America	278	15,465	100.0%	15,465	4,430	2,221
Total Consolidated Properties	278	15,465	100.0%	15,465	4,430	2,221

Total Triple Net Lease Properties	278	15,465	100.0%	15,465	4,430	2,221

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Self-Storage Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2019	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
United States	100	8,512	100.0%	8,512	2,122	1,064
Total Consolidated Properties	100	8,512	100.0%	8,512	2,122	1,064

Total Self-Storage Properties	100	8,512	100.0%	8,512	2,122	1,064

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Student Housing Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2019	Number of properties	Total	Owned %	Total	Total	Total
(Beds)
CONSOLIDATED PROPERTIES
United Kingdom	50	18,799	100.0%	18,799	4,757	2,386
Total Consolidated Properties	50	18,799	100.0%	18,799	4,757	2,386

Total Student Housing Properties	50	18,799	100.0%	18,799	4,757	2,386

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Manufactured Housing Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2019	Number of properties	Total	Owned %	Total	Total	Total
(Sites)
CONSOLIDATED PROPERTIES
United States	136	32,424	100.0%	32,424	8,288	4,156
Total Consolidated Properties	136	32,424	100.0%	32,424	8,288	4,156

Total Manufactured Housing Properties	136	32,424	100.0%	32,424	8,288	4,156

(1)	Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.

(2)	Reflects our partnership’s interest net of non-controlling interests described in note (1) above.

(3)
Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
The discussion and analysis of our financial condition and results of operations is based upon the Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of the consolidated financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management.

Investment Properties
Investment properties include commercial properties held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Commercial properties and commercial developments are recorded at fair value, determined based on available market evidence, at the balance sheet date. Substantially all our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. Discount and terminal capitalization rates are verified by comparing to market data, third-party reports, research material and brokers opinions. Valuations of investment properties are most sensitive to changes in the discount rate and timing or variability of cash flows. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. We adopted IFRS 16 effective January 1, 2019. We applied IFRS 16 using the modified retrospective approach and comparative periods are not restated. The adoption of IFRS 16 resulted in the recognition of right-of-use assets and lease liabilities for those leases previously classified as operating leases.

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

Business Combinations
We adopted the Amendments to IFRS 3, Business Combinations (“IFRS 3 Amendments”) for business combinations or asset acquisitions occurring after January 1, 2019 in advance of its mandatory effective date January 1, 2020. IFRS 3 Amendments clarifies the definition of a business in determining whether an acquisition is a business combination or an asset acquisition. We account for business combinations in which control is acquired under the acquisition method. We consider three criteria that include input, process and output to assess whether acquired assets and assumed liabilities meet the definition of a business. The acquisition price is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. As a result, our partnership recognizes the acquiree’s identifiable assets and assumed liabilities at their acquisition-date fair values, except for non-current assets classified as held-for-sale, which are recognized at fair value less costs to sell. We also evaluate whether there are intangible assets acquired that have not previously been recognized by the acquiree and recognize them as identifiable intangible assets. The interests of non-controlling shareholders in the acquiree are initially measured at their proportion of the net fair value of the identifiable assets and assumed liabilities recognized.

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

In applying this policy, judgment is applied in determining whether an acquisition meets the definition of a business combination or an asset acquisition by considering the nature of the assets acquired, the processes applied to those assets and if the required processes are substantive in nature.

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

In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give us the current ability to direct the relevant activities of the investee. We also make judgments to determine the amount of potential voting rights which provides us or unrelated parties voting powers, the existence of contractual relationships that provide us voting power, the ability to appoint directors and the ability of other investors to remove us as a manager or general partner. We enter into voting agreements to provide our partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from our involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns we make judgments when we are an investor as to whether we are a principal or agent and whether another entity with decision-making rights is acting as an agent for us. If we determine that we are acting as an agent, as opposed to principal, we do not control the investee.

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

Revenue Recognition
For investment properties, we account for our leases with tenants as operating leases as we have retained substantially all of the risks and benefits of ownership of our investment properties. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease commencement date or, where our partnership is required to make additions to the property in the form of tenant improvements which enhance the value of the property, upon substantial completion of the improvements. The total amount of contractual rents expected from operating leases is recognized on a straight-line basis over the term of the lease, including contractual base rent and subsequent rent increases as a result of rent escalation clauses. A rent receivable, included within the carrying amount of investment properties, is used to record the difference between the rental revenue recorded and the contractual amount received.

Rent receivables and related revenue also includes percentage participating rents and recoveries of operating expenses. However, recoveries of operating expenses in relation to property taxes as well as property insurance are a component of other rental revenue, separate from the rest of recovery revenue. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries, rental or non-rental revenue, are recognized in the period that recoverable costs are chargeable to tenants.

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

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. We generally do not measure or record our properties at values prepared by external valuation professionals.

(ii)   Fair value of financial instruments
We have certain financial assets and liabilities with embedded participation features related to the values of investment properties whose fair values are based on the fair values of the related properties.

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

Future Accounting Policy Changes
There are no accounting policies issued that the partnership expects to adopt in the future and which the partnership expects will have a material impact.

5.B.    LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. At December 31, 2019, capital totaled $103 billion compared with $114 billion at December 31, 2018.

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

We plan to meet these liquidity needs by accessing our group-wide liquidity of $6,881 million at December 31, 2019 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Proportionate cash retained at subsidiaries	1,587	2,057
Proportionate availability under subsidiary credit facilities	4,058	3,092
Proportionate availability under construction facilities	1,236	1,544
Group-wide liquidity(1)	$6,881	$6,693

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Dec. 31, 2019
2020	$5,657
2021	8,270
2022	3,908
2023	3,617
2024	8,507
Thereafter	11,676
Deferred financing costs	(374)
Secured debt obligations	$41,261
Debt to capital ratio	55%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2020 to 2021. Currently our debt to capital ratio is 55%. We are focused on decreasing our debt to capital ratio to 50% through repayment of capital securities and credit facilities with cash flows that we expect from the completion of our active development pipeline with completion dates of 2020 to 2022.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2019. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership. Summaries of our debt profile for each of our segments are included elsewhere in this Form 20-F.

For the years ended December 31, 2019, 2018 and 2017, the partnership made distributions to unitholders of $1,266 million, $1,059 million and $830 million, respectively. This compares to cash flow from operating activities of $624 million, $1,357 million and $639 million, respectively, for each of the three years then ended. In 2019 and 2017, distributions exceeded cash flow from operating activities. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. In 2019 and 2017, the partnership funded the gap between its distributions and cash flow from operating activities through approximately $167 million and $1,779 million of realized gains from the disposition of assets with meaningful returns on capital, respectively. Distributions made to unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

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

 5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2019:

(US$ Millions)		Payments due by period
Dec. 31, 2019	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations(1)	$55,390	$8,829	$9,315	$5,605	$6,011	$10,781	$14,849
Capital securities	3,075	75	1,536	141	1	547	775
Lease obligations	5,301	78	79	77	77	77	4,913
Commitments(2)	1,138	499	226	401	12	—	—

Interest expense(3):
Debt obligations	9,792	$2,295	$1,865	$1,558	$1,331	$990	$1,753
Capital securities	732	151	151	111	106	106	107
Interest rate swaps	(1)	4	1	(3)	(2)	(1)	—

(1)	Debt obligations is net of deferred financing costs of $418 million.

(2)	Primarily consists of construction commitments on commercial developments.

(3)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

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

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation
Caroline Atkinson Washington, D.C., United States	67	Director	Senior Advisor to Rock Creek investment firm
Jeffrey M. Blidner Toronto, Canada	71	Director	Vice Chair of Brookfield Asset Management
Soon Young Chang Dubai, United Arab Emirates	60	Director	Director of Dubai World; Senior Advisor of Investment Corporation of Dubai
Richard B. Clark New York, United States	61	Chairman of the Board, Director	Managing Partner of Brookfield Asset Management and Chairman, Brookfield Property Group
Omar Carneiro da Cunha(3) Rio de Janeiro, Brazil	73	Director	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes
Scott Cutler Los Altos, United States	50	Director	Chief Executive Officer, StockX
Stephen DeNardo(2) Stamford, United States	66	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Louis Joseph Maroun(2)(3) Warwick, Bermuda	69	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
Lars Rodert(2)(3) Stockholm, Sweden	58	Lead Independent Director, Director	Founder and Chief Executive Officer of ÖstVäst Capital Management

(1)	The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.

(2)	Member of the audit committee. Mr. DeNardo is the Chair of the audit committee and is the audit committee financial expert.

(3)	Member of the governance and nominating committee. Mr. Maroun is the Chair of the governance and nominating committee.

Set forth below is biographical information for the BPY General Partner’s current directors. All of the BPY General Partner’s directors are also directors of BPR.

Caroline Atkinson. Ms. Atkinson is a Senior Adviser to Rock Creek investment firm in Washington D.C. and a trustee of the International Institute of Strategic Studies in London. Ms. Atkinson is an Oxford-trained economist with more than two decades of experience working as a senior policymaker in international economics and finance and as an executive in technology. She has held senior positions at Google Inc. (“Google”) the U.S. government, The International Monetary Fund and The Bank of England. Most recently, Ms. Atkinson was the Head of Global Policy for Google. Prior to joining Google, Ms. Atkinson worked for President Barack Obama as the Deputy National Security Adviser for International Economics at the White House. She was the President’s personal representative to major international economic summits, including the G-7/8 and the G-20. She was also the Advisor to Treasury Secretaries, Robert Rubin and Lawrence Summers. She has advised leading U.S. companies on global business and economic issues. Ms. Atkinson is a Member of the Board Executive Committee for the Peterson Institute for International Economics, and a Member of Council on Foreign Relations and the Economic Club of New York.

Jeffrey M. Blidner. Mr. Blidner is Vice Chairman of Brookfield Asset Management. Mr. Blidner is also Chief Executive Officer of Brookfield’s Private Funds Group, Chairman and a director of Brookfield Business Partners L.P. and Brookfield Renewable Partners L.P. and a director of Brookfield Asset Management and Brookfield Infrastructure Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

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

Richard B. Clark. Mr. Clark is a Managing Partner of Brookfield Asset Management, Chairman of Brookfield Property Group and Chairman of the board of directors of our company and BPR. He has over 30 years of real estate experience. Mr. Clark has been employed by Brookfield and its predecessors since 1984 in various senior roles including President and Chief Executive Officer of Brookfield Property Group and BPY. Mr. Clark holds a Bachelor of Science in Business from the Indiana University of Pennsylvania.

Omar Carneiro da Cunha. Mr. Cunha is a Senior Partner with Dealmaker Ltd., a consultancy and M&A advisory firm, with a focus in telecommunications, information technology, oil & gas and retail, and has also been a Senior Partner of BOND Consultoria Empresarial e Participacoes since 1994. He was the Chairman of “Bob’s”, a Brazilian fast food company, from 1995 to 2008, a director of the Energisa Group since 1996, and a director of Grupo Libra from 2010 to 2019. In 2005, Mr. Cunha was the Deputy Chairman and Chief Executive Officer of VARIG Brazilian Airline. From 1995 to 1998, Mr. Cunha was the President of AT&T Brasil and a member of the Management Committee of AT&T International. Prior to that, Mr. Cunha worked for 27 years in Brazil and abroad for the Royal Dutch/Shell Group, and was President of Shell Brasil, Billiton Metals and Shell Quimica from 1991 to 1994. Mr. Cunha is currently a member of the board of the American Chamber of Commerce for Brazil.

Scott Cutler. Mr. Cutler is the Chief Executive Officer of StockX, a private consumer e-commerce marketplace. He previously was Senior Vice President, Americas at eBay from 2017 to 2019, where he oversaw the Americas business unit, including the United States, Latin America, and Canada. Mr. Cutler joined eBay as President of eBay’s StubHub business in April 2015 after nine years as an Executive Vice President at the New York Stock Exchange (the “NYSE”). During his tenure at NYSE, Mr. Cutler transformed it into the number one global exchange and was responsible for over $1 trillion in capital raised and helped take some of the world’s most iconic brands of the last decade public. Mr. Cutler holds a B.S. degree in Economics from Brigham Young University (“BYU”) and a J.D. from the University of California, Hasting College of Law. He also serves on the board of Vibrant Emotional Health and is a trustee on the National Advisory Committee for his alma mater BYU.

Stephen DeNardo. Mr. DeNardo is currently managing director and president and Chief Executive Officer of RiverOak Investment Corp., LLC and has held this position since 1999. From 1997 to 1999 he was Partner and Senior Vice President of ING Realty Partners, where he managed a $1 billion portfolio. Prior to his employment with ING Realty Partners, he was President of ARES Realty Capital from 1991 to 1997, where he managed a $5 billion portfolio of diversified debt and equity assets. Before joining ARES Realty Capital, he was a Partner at First Winthrop Corporation. Mr. DeNardo has held a license as a Certified Public Accountant since 1978 and is a Chartered Global Management Accountant. He also has a B.S. in Accounting from Fairleigh Dickinson University.

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

Lars Rodert. Mr. Rodert is the founder and Chief Executive Officer of ÖstVäst Capital Management (“OVCM”). Mr. Rodert has 30 years of experience in the global investment industry. Prior to OVCM, Mr. Rodert spent 11 years as a Global Investment Manager for IKEA Treasury. Before joining IKEA, Mr. Rodert was with SEB Asset Management for 10 years as Chief Investment Officer and responsible for SEB Global Funds. Prior to SEB, Mr. Rodert spent 10 years in North America with five years at Investment Bank Gordon Capital and five years as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert is a director of PCCW Limited, an information and communications technology company. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.

Our Management

The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its property business through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the real estate investment cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of real estate investment and operational expertise throughout our operating entities which specialize in office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing, generating significant and stable operating cash flows. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Brian W. Kingston	46	22	19	Chief Executive Officer
Bryan K. Davis	46	24	21	Chief Financial Officer

Set forth below is biographical information for Messrs. Kingston and Davis.

Brian W. Kingston. Mr. Kingston was named Chief Executive Officer in 2015. He is also a Managing Partner at Brookfield Asset Management and Chief Executive Officer of Brookfield Property Group. Mr. Kingston joined Brookfield in 2001 and has been engaged in a wide range of merger and acquisition activities. From 2008 to 2013 he led Brookfield’s Australian business activities, holding the positions of Chief Executive Officer of Brookfield Office Properties Australia, Chief Executive Officer of Prime Infrastructure and Chief Financial Officer of Multiplex.

Bryan K. Davis. Mr. Davis was named Chief Financial Officer in 2015. He is also a Managing Partner at Brookfield Asset Management. Prior to that, he was Chief Financial Officer of Brookfield’s global office property company for eight years and spent five years in senior finance roles. Mr. Davis also held various senior finance positions including Chief Financial Officer of Trilon Financial Corporation, Brookfield Asset Management’s financial services subsidiary. Prior to joining Brookfield Asset Management in 1999, Mr. Davis was involved in providing restructuring and advisory services at Deloitte & Touche LLP. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

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

Pursuant to the investor agreement between us and the Class A Preferred Unitholder dated December 4, 2014, the Class A Preferred Unitholder is entitled, for so long as it owns an aggregate limited partnership interest in our company of at least 5% of our issued and outstanding LP Units on a fully-diluted basis, to designate one individual to the BPY General Partner’s board of directors. Such individual must meet the standards of independence established by the Nasdaq and the TSX and be reasonably acceptable to the board of directors. As of the date of this Form 20-F, the Class A Preferred Unitholder has not exercised this right.

Lead Independent Director

The BPY General Partner’s board of directors has selected Mr. Rodert to serve as lead independent director. The lead independent director’s primary role is to facilitate the functioning of the board (independently of the Service Providers and Brookfield), and to maintain and enhance the quality of our company’s corporate governance practices. The lead independent director presides over the private sessions of the independent directors of the BPY General Partner that take place following each meeting of the board and conveys the results of these meetings to the chair of the board. In addition, the lead independent director is available, when appropriate, for consultation and direct communication with our unitholders or other stakeholders of our company.

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

Director Unit Ownership Requirements

The BPY General Partner believes that directors can better represent our unitholders if they have economic exposure to our company themselves. Our company expects that non-Brookfield-employed directors, or outside directors, should hold sufficient LP Units of our company or BPR Units such that the acquisition costs of such securities held by such directors are equal to at least two times their annual retainer, as determined by the board of directors from time to time.

Outside directors are required to purchase LP Units and/or BPR Units on an annual basis in an amount not less than 20% of the minimum economic ownership requirement until the requirement is met. Outside directors are required to achieve this minimum economic ownership within five years of joining the board. In the event of an increase in the annual retainer fee, the outside directors will have two years from the date of the change to comply with the ownership requirement. In the case of outside directors who have served on the board less than five years at the date of the change, such directors will be required to comply with the ownership requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board, and (ii) two years following the date of the change in retainer fee. Six of our outside directors have met this minimum economic ownership requirement.

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

Transactions Requiring Unitholder Approval
Limited partners have consent rights with respect to certain fundamental matters and related party transactions (in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators (“MI 61-101”) and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. See “Description of the Property Partnership Limited Partnership Agreement - Amendment of the Property Partnership Limited Partnership Agreement”, “Description of the Property Partnership Limited Partnership Agreement - Opinion of Counsel and Limited Partner Approval”, and “Description of the Property Partnership Limited Partnership Agreement - Withdrawal of the Managing General Partner”.
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

Indemnification and Limitations on Liability

Our Limited Partnership Agreement

The laws of Bermuda permit the partnership agreement of a limited partnership, such as our company, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. The laws of Bermuda also permit a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement - Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under our limited partnership agreement.

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

 6.E.    SHARE OWNERSHIP

Each of the directors and officers of the BPY General Partner own less than 1% of our units. Units of our partnership may be issued to such directors and officers through our distribution reinvestment plan described in Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement - Distribution Reinvestment Plan” and through our Unit-based compensation plans described in Item 18 “Financial Statements - Note 31 - Unit-Based Compensation”.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.    MAJOR SHAREHOLDERS

As of February 21, 2020, there are 442,248,044 LP Units of our company outstanding. To our knowledge, as of February 21, 2020, no person or company, other than Brookfield Asset Management, Partners Limited and the Class A Preferred Unitholder, beneficially owns or controls or directs, directly or indirectly, more than 5 % of our LP Units. See also the information contained in this Form 20-F under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”.

As of February 21, 2020, 280,411 of our outstanding LP Units were held by 2,736 holders of record in the United States, not including LP Units of our company held of record by the Depository Trust Company (“DTC”). As of February 21, 2020, DTC was the holder of record of 142,291,875 LP Units.

As of February 21, 2020, 188,530 of our outstanding LP Units were held by 3,727 holders of record in Canada, not including LP Units of our company held of record by Clearing and Depository Services Inc. (“CDS”). As of February 21, 2020, CDS was the holder of record of 299,460,950 LP Units.

The following table presents information regarding the beneficial ownership of our company, as of February 21, 2020, by each person or entity that we know beneficially owns 5 % or more of our company.

	Units Outstanding
Name and Address	Units Owned(1)	Percentage
Brookfield Asset Management Inc.(2) Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	517,548,182	50%
Partners Limited(3) Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	521,161,628	51%
Qatar Investment Authority(4) Q-Tel Tower Diplomatic Area Street, West Bay Doha, Qatar	70,038,910	7%

(1)
Units Owned includes LP Units, and for Brookfield Asset Management and Partners Limited, also includes Redemption-Exchange Units, and for Brookfield Asset Management, also includes GP Units and Special LP Units.

(2)
Brookfield beneficially owns 81,723,887 of our LP Units, 432,649,105 Redemption-Exchange Units and 3,036,315 BPR Units. Brookfield has a 59 % interest in our company assuming the exchange of the Redemption-Exchange Units and the Exchange LP Units not held by us, and a 52 % interest in our company on a fully-exchanged basis.

(3)
Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield Asset Management, directly or indirectly, for the long-term. Partners Limited’s holdings of our company include the Brookfield Asset Management holdings noted in footnote (2) plus 3,613,446 of our LP Units held directly by its subsidiary, Partners Value Investments L.P.

(4)	Represents ownership on a fully-exchanged basis.

Our major unitholders have the same voting rights as all other holders of our LP Units.

 7.B.    RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH BROOKFIELD

Brookfield Asset Management

Brookfield Asset Management is a leading global alternative asset manager with approximately $545 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the NYSE and TSX under the symbols BAM and BAM.A, respectively.

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

Preferred Shares of Certain Holding Entities

Brookfield holds $1 million of Class B redeemable preferred shares of CanHoldco, one of our Holding Entities. The Class B preferred shares are entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes, which equals to 7.64%. CanHoldco may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield has a right of retraction for the Class B preferred shares. The Class B preferred shares are entitled to vote with the common shares of CanHoldco.

In connection with the issuance of the Class A Preferred Units, Brookfield has agreed with the Class A Preferred Unitholder that the Class A Preferred Units will rank pari passu with CanHoldco’s Class B preferred shares in the payment of dividends, and that this will not prevent CanHoldco from redeeming its preferred shares except in the event of a dissolution, liquidation or winding-up of CanHoldco, in which case the Class A Preferred Units will rank pari passu with CanHoldco’s preferred shares.

Brookfield holds $1 million of Class B junior preferred shares of CanHoldco. In addition, Brookfield holds an aggregate of $15 million of Class A senior preferred shares of CanHoldco and of two wholly-owned subsidiaries of the Holding Entities, which preferred shares are entitled to vote with the common shares of the applicable entity. These shares are entitled to receive a cumulative preferential cash dividend equal to 5% as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity, subject to certain limitations, at any time after the twentieth anniversary of their issuance. Brookfield has an aggregate of 2% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of each of the other applicable entities.

Redemption-Exchange Mechanism

The holders of Redemption-Exchange Units of the Property Partnership have the right to require the Property Partnership to redeem all or a portion of the Redemption-Exchange Units for either (a) cash in an amount equal to the market value of one of our LP Units multiplied by the number of LP Units to be redeemed (subject to certain adjustments) or (b) such other amount of cash as may be agreed by the relevant holder and the Property Partnership, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for LP Units. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Redemption-Exchange Mechanism”. Taken together, the effect of the redemption right and the right of exchange is that the holders of Redemption-Exchange Units will receive LP Units, or the value of such LP Units, at the election of our company. Should we determine not to exercise our right of exchange, cash required to fund a redemption of Redemption-Exchange Units will likely be financed by a public offering of our units.

Registration Rights Agreement

Our company has entered into a customary registration rights agreement with Brookfield pursuant to which we have agreed that, upon the request of Brookfield, our company will file one or more registration statements to register for sale, under the U.S. Securities Act of 1933, as amended (collectively, the “Securities Act”) or one or more prospectuses to qualify the distribution in Canada, any LP Units held by Brookfield (including LP Units of our company acquired pursuant to the Redemption-Exchange Mechanism). Under the registration rights agreement, our company is not required to file a U.S. registration statement or a Canadian prospectus unless Brookfield requests that LP Units having a value of at least $50 million be registered or qualified. In the registration rights agreement, we have agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions, which will be borne by the selling unitholder, and to indemnify Brookfield for material misstatements or omissions in the registration statement and/or prospectus.

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

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, the BPY General Partner’s bye-laws, the Property Partnership’s limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”, Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement - Indemnification; Limitations on Liability” and Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Indemnification; Limitations on Liability”.

Maturity of Class A Preferred Units

The Class A Preferred Units are exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $25.70 per unit and were issued on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. After three years for the seven-year tranche and four years for the ten- and twelve-year tranches, we can effectively require the Class A Preferred Unitholder to exchange the Class A Preferred Units into LP Units as long as our LP Units are trading at or above 125%, 130% and 135%, respectively, of the exchange price. Upon maturity, the Class A Preferred Units that remain outstanding will be redeemed in exchange for LP Units valued at the 20-day, volume-weighted average trading price at such time. To the extent that the market price of our LP Units is less than 80% of the exchange price at maturity, Brookfield has contingently agreed to acquire the seven-year and ten-year tranches of Class A Preferred Units from the Class A Preferred Unitholder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for preferred units of the Property Partnership with terms and conditions substantially similar to the twelve-year tranche. Brookfield has also agreed with the Class A Preferred Unitholder to grant Brookfield the right to purchase all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, and to grant the Class A Preferred Unitholder the right to sell all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, in each case at a price equal to the issue price for such Class A Preferred Units plus accrued and unpaid dividends.

Conflicts of Interest and Fiduciary Duties

 As a global alternative asset manager with various business lines, significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors and geographies, Brookfield leverages its broad reach, expertise and relationships in managing its clients’ (including our company’s) investment and asset management activities. As such, our organizational, ownership and management structure and strategy involve a number of aspects and relationships that give rise to conflicts (and potential conflicts) of interest considerations between our company and our unitholders, on the one hand, and Brookfield and Brookfield Accounts, on the other hand. While Brookfield (directly and/or indirectly) benefits from these aspects and relationship, Brookfield believes that they are in the best interest of its clients (including our company).

The discussion below sets out certain of these conflicts of interest, but does not purport to be a complete list or explanation of all potential conflicts of interest. While Brookfield acts in good faith to resolve all potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with the conflicts policy that has been approved by the BPY General Partner's independent directors. The conflicts policy was put in place in recognition of the benefit to our company of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. As it is not possible to predict all of the types of conflicts that may arise, the policy focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.

As described elsewhere herein, we pursue acquisition opportunities in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts. Any references in this Item 7.B. "Related Party Transactions-Conflicts of Interest and Fiduciary Duties" to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.

•
Allocation of Investment Opportunities. In recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability and/or appropriateness of opportunities for us and to allocate such opportunities among us, Brookfield, Brookfield Accounts, and/or third parties as it deems appropriate in its sole discretion. Brookfield and Brookfield Accounts have (and future Brookfield Accounts may in the future have) investment mandates that overlap with our investment mandate, including Brookfield Accounts that invest in, own, operate, develop and recycle portfolios of real estate assets, and in which we generally expect to be a significant investor. In addition, Brookfield has provided, and will in the future provide (without notice to our unitholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not to us) or to other persons pursuant to contractual or other arrangements. In particular, Brookfield Accounts with real estate, infrastructure, renewable power, or technology focused investment mandates generally have been (and will in the future be) given priority with respect to investment opportunities that are suitable and appropriate for them. As a result, in certain cases, Brookfield Accounts will compete with, or have priority over, our company in respect of investment opportunities, and opportunities that would otherwise be suitable for us will not be made available to us, we will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or Brookfield Accounts (which may be less favorable than otherwise would have been the case).

The question of whether a particular opportunity is suitable and/or appropriate for us, and to the extent it is the amount of such opportunity to be allocated to us, is highly subjective and will be made in Brookfield's sole discretion in a manner that Brookfield believes is fair and equitable and based on various portfolio construction and management factors, including among others: (i) the size, nature and type of the opportunity (including the expected risk-return profile of the investment, expected holding period and its fit with the balance of our investments and related operations), (ii) the amount of capital available for investment, (iii) principles of diversification of assets (including whether we will participate in the opportunity through our investment in Brookfield Accounts), (iv) the nature and extent of involvement in the transaction and the sourcing of the transaction by the Brookfield investment professionals that manage our company, (v) the nature of potential acquirers upon disposition, (vi) our expected future capacity, (vii) cash and liquidity needs (including our interest in preserving capital in order to secure other opportunities and/or to meet other obligations), (viii) the availability of other appropriate or similar investment opportunities (including opportunities that we may be pursuing or otherwise considering at the relevant time) and (ix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, timing and similar considerations). If Brookfield determines that an opportunity is not suitable or appropriate for us, it could still pursue such opportunity on its own behalf or on behalf of one or more Brookfield Accounts. As a result, there are likely to be differences in the overall performance of our company, Brookfield and Brookfield Accounts that have overlapping investment mandates.

In allocating investment opportunities among us, Brookfield and Brookfield Accounts (including Brookfield Accounts that have investment mandates that overlap with that of our company), Brookfield will face certain potential conflicts of interest between the interests of our company, its interests and the interests of Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield has larger interests in Brookfield Accounts than its interest in our company, where Brookfield is entitled to higher fees from Brookfield Accounts than from our company, where portfolio managers making an allocation decision are entitled to performance-based compensation from Brookfield or a Brookfield Account, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will make investment allocation decisions taking into account our company’s, Brookfield’s and Brookfield Accounts’ investment mandates and interests.

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

•
Co-Investment Opportunities and Expenses. Because of the scale of typical real estate related investment opportunities, we offer portions of certain acquisition opportunities for co-investment. In addition, because our strategy includes completing acquisitions through Brookfield Accounts, we will likely make co-investments with Brookfield and Brookfield Accounts. Decisions regarding whether and to which parties to offer co-investment opportunities are made by Brookfield and are based on a number of factors, including portfolio construction, strategic or other considerations, taking into account the specific facts and circumstances relating to each potential co-investment opportunity. As a result, from time to time, we expect to offer (or receive from Brookfield Accounts) larger or smaller portions of co-investment opportunities than would otherwise have been the case or no portion of certain opportunities.

In our capacity as a co-investor, we will typically bear our pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of our co-investments and we may be required to pay our pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees). Brookfield will endeavor to allocate such fees, costs and expenses on a fair and equitable basis. Notwithstanding the foregoing, certain potential co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors may not bear such fees, costs and expenses, including because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time such potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will (i) be considered our operating expenses and be borne by us (in connection with co-investment opportunities that we offered) or (ii) be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account), a pro-rata portion of which will be borne by us through our investment in the Brookfield Account.

•
Other Activities of Our Investment Personnel. The same professionals within Brookfield's organization who are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for Brookfield Accounts as well as having other responsibilities within Brookfield's broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us, and such individuals' broader responsibilities will potentially conflict with their responsibilities to us. These potential conflicts may be exacerbated in situations where Brookfield or its employees are entitled to greater fees, incentive compensation or other remuneration in connection with their activities for other Brookfield Accounts relative to their activities for our company or where there are differences in investments made for us relative to investments made for other Brookfield Accounts (including the Investing Affiliate (as defined below)).

•
Investments by Brookfield Personnel. The partners, members, shareholders, directors, officers and employees of Brookfield (“Brookfield Personnel”) are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us. To reduce the possibility of (a) potential conflicts between our investment activities and those of Brookfield Personnel, and (b) us being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which the personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.

•
Investments by the Investing Affiliate. Certain Brookfield executives own a substantial majority of an entity that makes investments for its own account (the “Investing Affiliate”). The Investing Affiliate’s activities are managed separately from our (or any Brookfield Account’s) activities. There is no formal informational barrier between the Investing Affiliate and the rest of Brookfield. Brookfield has adopted protocols designed to ensure that the Investing Affiliate’s activities do not materially adversely affect our (and Brookfield Accounts’) activities and to ensure that potential conflicts are resolved in a manner pursuant to which our (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Investing Affiliate’s.

•
Warehousing Investments. From time to time, Brookfield will “warehouse” certain investments on our behalf, i.e., Brookfield will make an investment on our behalf and transfer it to us at a later date at cost plus a pre-agreed interest rate, after we have raised sufficient capital, including financing, to support the acquisition. Similarly, from time to time we will warehouse one or more investments for a Brookfield Account in which we are invested (or expect to invest) and transfer the warehoused investments to the applicable Brookfield Account at cost plus a pre-agreed interest rate, once the Brookfield Account has raised sufficient capital, including financing, to support the acquisition. In the event the applicable Brookfield Account does not obtain sufficient capital and/or financing to purchase the warehoused investment and we cannot find another buyer for the investment, we would be forced to retain the investment, the value of which may have increased or declined.

•
Transacting with Brookfield. When permitted by applicable law and subject to and in accordance with our conflicts policy, from time to time we buy investments from and/or sell investments to Brookfield and/or Brookfield Accounts. While such transactions generally require the approval of the BPY General Partner’s independent directors and, in connection with transactions with a Brookfield Account, the advisory committee of the applicable Brookfield Account, there can be no assurance that such transactions will be effected or that such transactions will be effected in the manner that is most favorable to us as a party to any such transaction.

•
Terms of an Investment by Our Company May Benefit or Disadvantage Brookfield or A Brookfield Account. In making decisions with regard to certain potential investments by our company (or by a Brookfield Account in which we are invested), Brookfield faces certain conflicts of interest between the interests of our company (or the Brookfield Account), on the one hand, and the interests of Brookfield, the Investing Affiliate and/or Brookfield Account(s) that have already made related investments, on the other hand. Similarly, prospective investments by Brookfield or Brookfield Account(s) present conflicts of interest with respect to investments held by our company. Subject to applicable law and our conflicts policy, Brookfield from time to time causes our company to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or a Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time we make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstance, Brookfield or such Brookfield Account would benefit if our company invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from our company, which would present the opposite conflict. Similar conflicts arise in other situations as well. For example, in certain circumstances, we pursue take-private, asset purchase or other material transactions with an issuer in which Brookfield, the Investing Affiliate or a Brookfield Account is invested, which results in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities enhance Brookfield’s, the Investing Affiliate’s or a Brookfield Account’s profitability, Brookfield could take its, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on our behalf.

•
Investments with Related Parties. In certain circumstances, we will participate in investments that involve Brookfield or Brookfield Accounts in equity or debt positions within a transaction. For example, from time to time Brookfield or Brookfield Accounts will: (a) enter into a joint transaction with us; (b) be borrowers of certain investments or lenders in respect of our company; or (c) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we could sustain losses during periods in which Brookfield or Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.

Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our positions) and equity securities (either common or preferred). It is possible that we will hold an interest in one part of a company’s capital structure while Brookfield or a Brookfield Account holds an interest in another. The interests of Brookfield or Brookfield Accounts in such investments could differ from our interests and could have been acquired at different times, at different prices and/or subject to different terms and conditions. Brookfield and/or Brookfield Accounts may dispose of their interests at different times and on different terms than us.

In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights and the strategic objectives or timing of transactions, including in connection with the disposition of all or part of an investment. These conflicts could result from various factors, including investments in different levels of the capital structure, different investment objectives, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and/or different target rates of return.

As a result of these differences, Brookfield or Brookfield Accounts expect to manage such interests in a way that is different from ours (including, for example, by investing in different portions of an issuer’s capital structure, investing in the same portion but on different terms, obtaining exposure to the investment using different types of securities or instruments, voting securities in a different manner, and/or acquiring or disposing of its interests at different times than us). In connection with the foregoing, Brookfield or Brookfield Accounts could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which we have invested, even though such actions or inaction could adversely affect us. For example, if an issuer in which we have an investment and in which Brookfield or a Brookfield Account also has an investment, but at a different portion of the capital structure, becomes distressed or defaults on its obligations, Brookfield will have conflicting loyalties between its duties to us and to itself or to the Brookfield Account. In such a situation Brookfield, acting on behalf of itself or a Brookfield Account, could seek a liquidation, reorganization or restructuring of the issuer that would have an adverse effect on our holdings in the same issuer, and our transactions may be effected at prices or terms that would be less favorable than would otherwise have been the case (or vice versa). In addition, in the event that Brookfield or Brookfield Accounts hold voting securities of an issuer in which we hold loans, bonds, or other credit-related securities, Brookfield or such Brookfield Accounts may have the right to vote on certain matters that have an adverse effect on the positions held by us. Furthermore, to the extent that Brookfield or a Brookfield Account has holdings in the same issuer as us, Brookfield has an incentive to take its interests or the interests of such Brookfield Account into consideration in connection with actions it takes on behalf of our company, even though taking such interests into account could adversely affect us.

In addition, from time to time we and Brookfield or a Brookfield Account may jointly acquire a portfolio of assets and thereafter divide up the assets. In this circumstance, Brookfield will determine the purchase price associated with each asset, which price may not represent the price we would have paid if we had acquired only the assets we ultimately retain. Furthermore, from time to time we and Brookfield or a Brookfield Account may jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate such investment, we could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. In addition, from time to time we provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of a Brookfield Account in connection with investments made by such Brookfield Account alongside our company. Likewise, from time to time Brookfield Account(s) in which we are invested provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside the Brookfield Account. In such circumstances, certain investors will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors are not providing the same level of credit support as our company (or the Brookfield Account, as applicable). In the event the Brookfield Account (or a co-invest vehicle) does not satisfy its share of any payment in respect of any such borrowing, we (or the Brookfield Account in which we are invested, as applicable) will be contractually obligated to satisfy their share even if our company (or the Brookfield Account) does not have recourse against the investor(s) benefiting from such support.

Subject to Brookfield policies, information barriers and applicable legal restrictions, other parts of Brookfield have and expect (but are under no obligation) to refer investment opportunities to us, including investments in issuers in which Brookfield Accounts have existing investments. Referrals of such related investments give rise to potential conflicts of interest, including that an investment by our company will in certain circumstances benefit such Brookfield Accounts.

In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest exist with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights, strategic objectives, timing of transactions, such as the disposition of all or part of an investment, or resolution of a liability in connection with an investment. These conflicts result from various factors, including investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and different target rates of return.

As a result of the various conflicts and related issues described above, we could sustain losses during periods in which Brookfield or Brookfield Account(s) achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.

•
Excess Funds Liquidity Arrangement with Related Parties. We have an arrangement in place with Brookfield pursuant to which we may lend Brookfield excess funds from time to time and it lends us excess funds from time to time. This arrangement is intended to enhance the use of excess funds between us and Brookfield when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating / investment activities and/or to pay down higher cost capital), providing (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.

Brookfield, in its capacity as our Service Provider, determines when it is appropriate for us to lend excess funds to, or borrow excess funds from, Brookfield. Brookfield has similar arrangements with other affiliates for whom it serves in one or more capacities, including (among others) promoter, principal investor and investment manager. It is therefore possible that, from time to time and to the extent that Brookfield determines this to be in the best interests of the parties: (i) funds that are placed on deposit with Brookfield by our partnership will, in the discretion of Brookfield on a case-by-case basis, be lent on to other affiliates of Brookfield and (ii) funds that are placed on deposit with Brookfield by other Brookfield affiliates will, in the discretion of Brookfield on a case-by-case basis, be lent on to our partnership. Because the interest rates charged are reflective of the credit ratings of the applicable borrowers, any loans by Brookfield to its affiliates, including our partnership (as applicable), generally will be at higher interest rates than the rates then applicable to any balances deposited with Brookfield by our partnership or other Brookfield affiliates (as applicable).  These differentials are approved according to protocols described below. Accordingly, Brookfield also benefits from these arrangements and will earn a profit as a result of the differential in lending rates.

Amounts we lend to or borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order to meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties.

Conflicts of interest arising for Brookfield under this arrangement have been approved by the governance and nominating committee in accordance with our conflicts policy.

•
Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control; (b) are separated from Brookfield pursuant to an information barrier; or (c) do not coordinate or consult with Brookfield with respect to investment decisions (collectively, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment mandates that overlap with our investment mandate giving rise to potential conflicts. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for us but which are not made available to us since such Non-Controlled Affiliates do not consult with and/or are not wholly controlled by Brookfield. Similarly, certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to the management of our company. In certain instances, there are information barriers in place pursuant to which investment operations are managed independently of each other and information is not generally shared relating to such activities.

•
Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, including access to financing arrangements and acquisition opportunities. Certain of these arrangements were effectively determined by Brookfield in the context of the Spin-off, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our company and Brookfield will arise in negotiating such new or amended arrangements. Furthermore, Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements. In addition, our investment in Brookfield Accounts provides Brookfield with certain ancillary benefits, such as satisfying Brookfield's commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources) and assisting Brookfield in marketing the Brookfield Accounts.

•
Brookfield Personnel Arrangements. In the ordinary course, Brookfield employees are hired or retained by, or seconded or otherwise allocated to (in whole or in part), our company and/or portfolio companies that we are directly or indirectly invested in for performance of operating services or roles that in the normal course are expected to be carried out by our (or the relevant portfolio company’s) personnel. In connection with any such arrangement, all or a portion of the compensation and overhead expenses relating to such employees (including base salaries, benefits and incentive compensation (which may include long term incentive awards of equity or options for equity in Brookfield), among other things) will directly or indirectly be borne by us or the applicable portfolio companies. The compensation and overhead expenses relating to such employees generally will be within the market compensation range for the roles filled in the relevant market based on one or more of the following: (i) market compensation studies or guidance provided by third parties, (ii) recent market hires made by the relevant portfolio company for comparable positions, (iii) the employee’s peers at Brookfield and the portfolio company, and/or (iv) specific compensation reviews conducted by compensation consultants. For these purposes, given how certain compensation arrangements are structured and valued (particularly various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and how overhead expenses are generally allocated, in each case requiring certain judgments and assumptions, there can be no assurance that portfolio companies (and indirectly our company) will not bear higher costs than they would have had had such expenses been valued, allocated or charged differently.

Brookfield and its personnel will receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of our company and/or portfolio companies in which we are (directly or indirectly) invested which will not reduce fees or other expenses or otherwise be shared with our company and/or our portfolio companies. For example, airline travel and hotel stays incurred as direct or indirect expenses of our company and/or portfolio companies in which we are (directly or indirectly) invested typically may result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/ or such personnel (and not our company and/or our portfolio companies) even though the cost of the underlying service is borne by directly or indirectly by our company and/or our portfolio companies. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with a portfolio company, such as “friends and family” and similar discounts.

•
Brookfield Investments in Companies. Brookfield (or Brookfield Accounts) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in technology and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield acquires an equity or other interest in such companies that may, in turn, transact with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. For example, Brookfield (through an investment program referred to as Brookfield Technology Partners) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies (as well as third-party companies). In connection with such relationships, Brookfield refers, introduces or otherwise facilitates transactions between such companies and us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. In all cases, Brookfield seeks to ensure that the transactions are in the best interests of our company, the Brookfield Accounts in which we are invested and/or our direct or indirect portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, these transactions also result in benefits to Brookfield, including via increased profitability of the relevant company as well as financial incentives and/or milestones which benefit Brookfield (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield (or Brookfield Accounts) pose an incentive for Brookfield to cause us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies to enter into such transactions that may not have otherwise been entered into. Financial incentives derived from relationships with such companies will generally not be shared with us. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield and/or the companies or businesses that Brookfield is invested in, which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts) and not to us. For the avoidance of doubt, any of the arrangements and/or benefits described in this paragraph will not require notice to, or the consent of, our unitholders. Brookfield may take its own interests into account in considering and making determinations regarding these matters.

•
Sharing of Services. In certain circumstances, in order to create efficiencies and optimize performance, one or more of our investments, portfolio companies or assets will determine to share the operational, legal, financial, back-office or other resources of another of our investments, portfolio companies or assets, or of an investment, portfolio company or asset of Brookfield or a Brookfield Account. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable (but which will be inherently subjective, and there can be no assurance that we will not bear a disproportionate amount of any costs, including Brookfield’s internal costs).

•
Related Party Transactions. We (including our portfolio companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment of fees and other amounts and/or other benefits to Brookfield Accounts and their portfolio companies (including, in certain cases, performance-based compensation), none of which will result in any offset to management and other fees payable by our company to Brookfield. Such agreements, transactions and other arrangements will generally be entered into without the consent or direct involvement of the BPY General Partner’s independent directors or our unitholders.

These agreements, transactions or other arrangements are expected to be entered into in the ordinary course. In certain cases, they will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. In all cases, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the portfolio companies’ best interests, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts and their portfolio companies receive from the counterparty. In some circumstances, we and our portfolio companies may receive better terms from the counterparty than from an independent counterparty. In other cases, these terms may be worse.

While these agreements, transactions and/or arrangements raise potential conflicts considerations, Brookfield believes that our access to Brookfield Accounts and their portfolio companies enhances our capabilities and is an integral part of our operations.

•
Information Sharing. Because of the extensive scope of Brookfield’s activities, Brookfield often has or obtains information that can be utilized by Brookfield across multiple strategies. For example, information Brookfield has or acquires through its management of Brookfield Accounts and/or its own investing activities is used by Brookfield to identify or evaluate potential investments for us. Conversely, information Brookfield has or acquires in connection with our activities is used for the benefit of Brookfield and/or Brookfield Accounts (and, for the avoidance of doubt, Brookfield will have no duty (contractual, fiduciary or otherwise) to keep such information confidential from, or not to use such information in connection with the investment activities of, itself and/or Brookfield Accounts). Brookfield will trade, or may cause Brookfield Accounts to trade, on the basis of information it has or obtained through our investment and operations activities. In some cases, this trading will result in Brookfield and/or a Brookfield Account taking a position that is different from, and potentially adverse to, a position taken by our company, or result in Brookfield or a Brookfield Account benefiting from our investment activities. Brookfield has implemented policies and procedures to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to communication and information sharing. Such policies and procedures generally reduce synergies across Brookfield’s various activities and negatively affect Brookfield’s or our ability to pursue attractive investment opportunities that would otherwise be available to Brookfield or us if such policies and procedures were not implemented. From time to time, such policies and procedures will result in our company, Brookfield or Brookfield Accounts having reduced investment opportunities or investment flexibility, or otherwise restrict us, Brookfield or Brookfield Accounts in their activities with respect to such information.

Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for our benefit any information regarding Brookfield’s trading activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Furthermore, to the extent that Brookfield has access to analysis, models and/ or information developed by Brookfield and its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of our company in accordance with such analysis and models. In the event Brookfield elects not to share certain information with us, we may make investment decisions that differ from those it would have made if Brookfield had provided such information, which may be disadvantageous to us.

•
Material Non-Public Information; Trading Restrictions. From time to time, our ability to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to our company, Brookfield and/or Brookfield Accounts (including Brookfield’s internal policies designed to comply with these and similar requirements). As a result, from time to time Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, our company due to Brookfield’s activities outside our company, regulatory requirements, policies, and reputational risk assessments.

Brookfield will possess material, non-public information about companies that would limit our ability to buy and sell securities related to those companies (or, potentially, to other companies). For example, Brookfield personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on our behalf). In addition, Brookfield often obtains access to confidential information relating to investment opportunities that it considers. As a result, Brookfield will be limited and/or restricted in its ability to trade in the securities of the companies about which it has obtained material non-public information. This will adversely affect our ability to make and/or dispose of certain investments during certain times.

Furthermore, Brookfield (including Brookfield businesses that are separated by information barriers), Brookfield Accounts and our company are deemed to be affiliates for purposes of certain laws and regulations and it is anticipated that, from time to time, our company, Brookfield and Brookfield Accounts will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate certain investment holdings, including holdings of Brookfield, our company and Brookfield Accounts for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield and Brookfield Accounts could result in earlier public disclosure of investments by our company and/or Brookfield Accounts that we are invested in, restrictions on transactions by our company and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our company and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our company and/or Brookfield Accounts that we are invested in.

•
Client and Other Relationships. Brookfield pursues other business activities and provides certain services (including, in each case, through portfolio companies that it and Brookfield Accounts invest in) that compete directly with our business activities without providing us with an opportunity to participate, which results in the allocation of Brookfield's resources, personnel and acquisition and business opportunities to others that compete with us. In addition, certain portfolio companies in which we, Brookfield and/or Brookfield Accounts are invested in provide investment banking and other advisory services to third parties with respect to assets in which we are invested or seeking to invest. The interests of such portfolio companies in such circumstances generally will conflict with (and be adverse to) our interests, and we generally will compete with such portfolio companies (and their third party clients) in pursuing certain investments. Brookfield generally implements policies and procedures (including, for example, information barriers) to mitigate potential conflicts of interest and address certain regulatory requirements relating to these potential circumstances.

•
Limited Liability of Brookfield. The liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders.

•
Valuation of Our Investments. Brookfield performs certain valuation services related to our securities and assets. Brookfield performs such services in accordance with its valuation policies. From time to time, Brookfield will value a similar or identical asset differently for our company than for itself or a Brookfield Account, including because our company, Brookfield and Brookfield Accounts are subject to different valuation guidelines pursuant to our and their respective governing agreements (e.g., in connection with differing applicable regulatory restrictions), different third-party vendors are hired to perform valuation functions for our company, Brookfield or the Brookfield Accounts, or otherwise. In addition, Brookfield faces a conflict with respect to valuations generally because of their effect on Brookfield’s fees and other compensation.

•
Brookfield Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our company. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain of our portfolio companies without regard to the impact on us of such activities. In particular, Brookfield’s Public Securities Group (“PSG”) manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which PSG manages its investment operations independently of other parts of Brookfield and does not generally share information relating to such activities. Consequently, neither we nor PSG consults the other about, or has awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share investment opportunities that may otherwise be suitable for our company with us, and our company will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our investments and, as a result of different investment objectives and views, PSG is likely to manage such interests in a way that is different from us (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us). As a result of the information sharing barrier, our investment team may not be aware of, and may not have the ability to manage, such conflicts. Brookfield has discretion at any time, and without notice to our unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our company, including, for example, conflicts-management protocols, aggregated regulatory reporting obligations and certain potential investment-related restrictions.

•
Oaktree. In 2019, Brookfield acquired approximately 61% of the business of Oaktree. Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by its existing management and investment teams.

It is expected that our company and our portfolio companies, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree Accounts, and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of our company, our portfolio companies, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.

There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our company (directly and indirectly) and Oaktree Accounts. Nevertheless, Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects serve to mitigate conflicts of interests between our company and Oaktree Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our company and Brookfield Accounts that we are invested in, but which are not made available to us or those Brookfield Accounts. Our company and Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our company and Brookfield Accounts that we are invested in with Brookfield, and our company and Brookfield Accounts that we are invested in will have no rights with respect to any such opportunities.

In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact our company and/or Brookfield Accounts that we are invested in. In addition, Oaktree Accounts will be permitted to make investments of the type that are suitable for our company and Brookfield Accounts that we are invested in without the consent of the clients or Brookfield. From time to time, our company and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by our company and/or Brookfield Accounts that we are invested in (or potential investment), and/or subsequently purchase (or sell) an interest in an investment held by our company and/or Brookfield Accounts that we are invested in (or potential investment). In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, our company and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of our company and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our company and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our company and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by our company (directly or indirectly). Our company and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our company and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of our company and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.

Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.

The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our company and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.

Brookfield and Oaktree may decide, at any time and without notice to our company or our unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.

Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on our company and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to the clients, all of which could result in negative financial impact to the investment activities of our company and/or Brookfield Accounts that we are invested in.

To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our company and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. As noted under “Related Party Transactions” above, we (including our portfolio companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, we (including our portfolio companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out under “Related Party Transactions.”

As a global alternative asset manager with significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors and geographies, Brookfield leverages its broad reach, expertise and relationships in managing the investment and asset management activities of our company and/or Brookfield Accounts that we are invested in. Brookfield expects to similarly leverage its relationship with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These activities give rise to conflicts (and potential conflicts) of interest considerations as Brookfield (indirectly) benefits from them. However, Brookfield believes that these activities are in the best interest of our company and/or Brookfield Accounts that we are invested in.

Among other things, portfolio companies that we are invested in (directly or indirectly) are and will be counterparties in agreements, transactions and other arrangements with Oaktree Accounts’ portfolio companies for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. These agreements, transactions and other arrangements will involve payment of fees and other amounts and/or other benefits to Oaktree Accounts’ portfolio companies, none of which will result in any offset to the management and other fees paid by our company to Brookfield. Such agreements, transactions and other arrangements will generally be entered into without the consent or direct involvement of the General Partner’s independent directors or our unitholders.

These agreements, transactions or other arrangements are expected to be entered into in the ordinary course. In certain cases, they will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. In all cases, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in our (direct and indirect) portfolio companies’ best interests, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Oaktree, or be the same as those that other Oaktree Accounts’ portfolio companies receive from the counterparty. In some circumstances, our (direct and indirect) portfolio companies may receive better terms from an Oaktree Account portfolio company than from an independent counterparty. In other cases, these terms may be worse.

Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to our company, Brookfield Accounts that we are invested in and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield affiliates, as the case may be. Each such engagement will be in accordance with disclosures set out herein or in the applicable Brookfield Account’s offering documents.

In addition, Oaktree may from time to time engage our company or our (direct or indirect) portfolio companies to provide services to Oaktree Accounts and/or their portfolio companies, and the conflicts (and potential conflicts) of interest described above will apply equally for each such engagement.

•
Service Providers. Our service providers or service providers of our portfolio companies (including deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors) may be (or their affiliates may be) unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us and/or Brookfield or Brookfield Accounts. Furthermore, employees of Brookfield or Brookfield portfolio companies have and may in the future have family members or relatives employed by service providers (particularly the large, global providers) to Brookfield, Brookfield Accounts, us, and portfolio companies that we are directly or indirectly invested in. These factors create incentives for Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us given all surrounding facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

In addition, Brookfield, Brookfield Accounts and our partnership will from time to time engage common service providers. In such circumstances, there may be a conflict of interest between Brookfield and Brookfield Accounts, on the one hand, and us, on the other hand, in determining whether to engage such service providers. Further, our service providers may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid with respect to these service providers by us, on the one hand, may be more or less favorable than the rates paid by Brookfield or Brookfield Accounts, on the other hand.

Without limitation of the foregoing, conflicts arise with respect to Brookfield’s selection of financial institutions or other third parties to provide services to us and its negotiation of fees payable to such parties. Brookfield has relationships with many financial institutions and other third parties, which may introduce prospective investors, afford Brookfield the opportunity to market its services to certain qualified investors at no additional cost, provide benchmarking analysis or third-party verification of market rates, or provide other services (e.g., consulting services) at favorable or below market rates. Such relationships create incentives for Brookfield to select one financial institution over another. For example, in connection with the disposition of a portfolio company, several financial institutions with which Brookfield has pre-existing business relationships may provide valuation services through a bidding process. Although Brookfield will select the financial institution it believes is the most appropriate in the circumstances, the relationships between the financial institution and Brookfield as described herein will have an influence on Brookfield in deciding whether to select such a financial institution to underwrite the disposition, and may influence the financial institution in the terms offered.

•
Advisors. Brookfield engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield (including former Brookfield employees as well as current and former executive officers of Brookfield portfolio companies) and who are expected, from time to time, to receive payments from, or allocations or performance-based compensation with respect to, our portfolio companies (as well as from us, Brookfield or Brookfield Accounts in which we are invested). In such circumstances, such payments from, or allocations or performance-based compensation with respect to, our direct and indirect portfolio companies and/or our company or Brookfield Accounts in which we are invested generally will be treated as expenses of our company or such Brookfield Accounts. These strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals (which may include certain former Brookfield employees) in certain circumstances are offered the ability to co-invest alongside our company, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company. In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, participate in general meetings and events for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. Where applicable, Brookfield allocates the costs of such personnel to the applicable portfolio companies, to us and/or to Brookfield Accounts in which we are invested. Payments or allocations to Brookfield’s strategic advisors, senior advisors, operating partners, executive advisors, consultants and other similar professionals can be expected to increase the overall costs and expenses borne indirectly by our unitholders. There can be no assurance that any of the strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any portfolio companies or Brookfield Accounts.

•
Diverse Interests. The various types of investors in and beneficiaries of our company, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. When considering a potential investment for us, Brookfield will generally consider our investment objectives, not the investment objectives of any particular investor or beneficiary. Certain of Brookfield’s decisions, including with respect to tax or other reporting positions, will be more beneficial to one type of investor or beneficiary than another, or to Brookfield, than to investors or beneficiaries unaffiliated with Brookfield. Brookfield reserves the right on behalf of itself and its affiliates to take actions adverse to us or other Brookfield Accounts in these circumstances, including withholding amounts to pay actual or potential tax liabilities.

Furthermore, our company and any entities with which we co-invest generally will have conflicting investment, tax and other interests with respect to the investments we make directly or indirectly. Conflicts of interest arise in connection with the structure of the investments or decisions made by Brookfield which may be more beneficial for another investing entity and its partners, on the one hand, than for us and our unitholders, on the other hand (or vice versa) (for instance, the manner in which investments are structured, financed and/or harvested may produce tax results that are favorable to an investing entity targeted to non-U.S. investors, but not to us (or vice versa), or are favorable to a taxable investor, as compared to a tax- exempt investor (or vice versa)).

•
Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to certain of its affiliates’ statuses as publicly traded vehicles, and in certain circumstances, such reputational considerations may conflict with our interests. The BPY General Partner or Brookfield have made (and will likely make) decisions on our behalf for reputational reasons that may not be directly aligned with the interests of our unitholders or consistent with the determination the BPY General Partner or Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation. For example, Brookfield has limited (and will in the future limit) transactions and activities on our behalf for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where a Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on our behalf, where a Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our company could affect the BPY General Partner, Brookfield, Brookfield Accounts or their activities.

•
Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those intended to be made by us. These companies may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.

See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our company or the best interests of our unitholders”.

As noted above, activities and transactions that give rise to potential conflicts of interests between our company and our unitholders, on the one hand, and Brookfield and Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts policy that has been approved by the BPY General Partner’s independent directors. The conflicts policy was put in place in recognition of the benefit to our company of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis of transparency and, where applicable, third party validation and approvals. The policy focuses on addressing the principal activities that give rise to potential conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.

Pursuant to the conflicts policy, Brookfield is required to seek the prior approval of the BPY General Partner’s independent directors for certain transactions, including: (i) acquisitions by our company from, and dispositions by our company to, Brookfield and Brookfield Accounts; (ii) the dissolution of our company; (iii) any material amendment to our Master Services Agreement, the Relationship Agreement, or our limited partnership agreement; (iv) any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (v) termination of, or any determinations regarding indemnification under, our Master Services Agreement, or our limited partnership agreement; and (vi) any other material transaction involving our company and Brookfield. Pursuant to the conflicts policy, the BPY General Partner’s independent directors have granted (and may in the future grant) prior approvals for certain type of transactions and/or activities provided that such transactions and/or activities are conducted in accordance with pre-approved guidelines and/or parameters.

In addition, the conflicts policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield Account that we participate in, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our limited partnership agreement, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms (or better). The policy also provides that in transactions involving (i) an acquisition by our company of an asset from Brookfield or (ii) the purchase by us and Brookfield of different assets, a fairness opinion or a valuation or appraisal by a qualified expert be obtained. These requirements are in addition to any disclosure, approval, or valuation requirements that may arise under applicable law.

In certain circumstances, transactions and/or activities are likely to be related party transactions and/or activities for the purposes of, and subject to certain requirements of, MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. See “Canadian Securities Law Exemptions” below for application of MI 61-101 to our company.

Our limited partnership agreement and the Property Partnership’s limited partnership agreement (together the “Limited Partnership Agreements”) contain various provisions that modify the scope of the fiduciary duties that are owed to us and our unitholders. These duties include the duties of care and loyalty. In the absence of provisions in the Limited Partnership Agreements of our company and the Property Partnership to the contrary, the duty of loyalty would generally prohibit the BPY General Partner and the Property Partnership’s managing general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Limited Partnership Agreements each prohibit the limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law. For example, the agreements provide that the BPY General Partner, the Property Partnership’s managing general partner and their affiliates do not have any obligation under the Limited Partnership Agreements, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or acquisition opportunities to our company, the Property Partnership, any Holding Entity or any other holding entity established by us. They also allow affiliates of the BPY General Partner to engage in activities that compete with us or our activities. In addition, the agreements permit the BPY General Partner to take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

These provisions are detrimental to our unitholders because they limit the scope of the fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in our best interests or the best interests of our unitholders. We believe it is necessary to modify the scope of the fiduciary duties that are owed to us and our unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the BPY General Partner to attract and retain experienced and capable directors and to take actions that we believe are necessary for the carrying out of our business would be unduly limited due to their concern about potential liability.

Canadian Securities Law Exemptions

MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. Our company has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of our market capitalization, if the indirect equity interest in our company, which is held in the form of Redemption-Exchange Units, or in the form of non-voting Exchange LP Units, is included in the calculation of our company’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximate 50% indirect interest in our company held in the form of Redemption-Exchange Units. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest” above and Item 10.B. “Additional Information - Memorandum and Articles of Association – Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement – Exchange LP Units and the Support Agreement” below.

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

•
our company will file its financial statements pursuant to Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) except that our company does not have to comply with the conditions in section 4.2 of NI 51-102 if it files such financial statements on or before the date that it is required to file its Form 20-F with the SEC;

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
U.S. Investment Advisers Act of 1940
Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAM PIC US”) one of the Service Providers under our Master Services Agreement, is registered as an investment adviser under the Advisers Act. As such, BAM PIC US is subject to the rules and regulations applicable to registered investment advisers.
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

VOTING AGREEMENTS

Our company and Brookfield have determined that it is advisable for certain subsidiaries of our company to have the ability to control the entities through which we hold certain of our operating entities (the “Specified Entities”) including certain of our investments by Brookfield-sponsored real estate funds. Accordingly, subsidiaries of our company have entered into voting agreements to provide us with the ability to elect to have voting rights over the Specified Entities.

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

OTHER RELATED PARTY TRANSACTIONS

From time to time, Brookfield may place funds on deposit with us, on terms approved by the governance and nominating committee. Any deposit balance is due on demand and interest paid on such deposits is at market terms. At December 31, 2019, our deposit balance with Brookfield was nil and earned interest of less than $1 million for year ended December 31, 2019.

An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored real estate funds that target acquisitions that suit our partnership’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored real estate funds to fund these target acquisitions in the future, if and when identified.

For a description of specific transactions in 2019 with Brookfield, Brookfield-related entities and other related parties, see Item 5.A. “Operating and Financial Review and Prospects - Operating Results - Related Parties”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the knowledge of our company, no current or former director, officer or employee of our company, nor any associate or affiliate of any of them, is or was indebted to our company at any time since its formation.

The aggregate indebtedness to BPO (one of our operating entities) or its subsidiaries of all officers, directors and employees and former officers, directors and employees of BPO and its subsidiaries is nil. No loans have been extended by BPO since July 30, 2002 to directors, executives or senior officers of BPO. Richard B. Clark, the Chairman of the board of directors of the BPY General Partner and the former CEO of BPO, had an outstanding non-interest bearing loan from BPO of C$698,726 which was repaid in 2019. The largest amount outstanding of such loan during the 12 months ended December 31, 2019 was C$698,726. Mr. Clark’s securities purchased with the loan were held as security for the loan.

 7.C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements”.

 8.B.    SIGNIFICANT CHANGES

On January 15, 2020, we issued medium term notes for C$400 million at 3.93% per annum, with a term of seven years. Interest on the notes is payable semi-annually.

On January 15, 2020, additionally we issued medium term notes for C$100 million at 4.346% per annum, at an effective yield of 3.02%, with a term of 3.5 years. Interest on the notes is payable semi-annually.

On February 4, 2020, the board of directors declared a quarterly distribution on our LP Units of $0.3325 per unit ($1.33 on an annualized basis) payable on March 31, 2020 to unitholders of record at the close of business on February 28, 2020.

On February 18, 2020, we issued $287.5 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at a coupon rate of 5.75% per annum, payable quarterly in arrears.

ITEM 9.    THE OFFER AND LISTING

 9.A.    OFFER AND LISTING DETAILS

Our LP Units are listed on the Nasdaq and TSX under the symbols “BPY” and “BPY.UN”, respectively. Our Preferred Units, Series 1, 2 and Series 3 are listed on the Nasdaq under the symbols “BPYPP”, “BPYPO” and “BPYPN”, respectively.

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

10.B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR LP UNITS, PREFERRED UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of our LP Units, Preferred Units and our limited partnership agreement. Because this description is only a summary of the terms of our LP Units, Preferred Units and our limited partnership agreement, you should read our limited partnership agreement. Our limited partnership agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and is available to our holders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Additional Information - Documents on Display”.
Formation and Duration
Our company is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. Our company has a perpetual existence and will continue as a limited liability partnership unless terminated or dissolved in accordance with our limited partnership agreement. Our partnership interests consist of LP Units and Preferred Units, which represent limited partnership interests in our company, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “- Issuance of Additional Partnership Interests”.
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

Holders of Our Units
Our units are non-voting limited partnership interests in our company. A holder of our units does not hold a share of a body corporate. Unitholders of our company do not have statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The rights of holders of our units are based on our limited partnership agreement, amendments to which may be proposed only by or with the consent of the BPY General Partner as described below under “- Amendment of Our Limited Partnership Agreement”. Our units have no par or other stated value.
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
Except to the extent expressly provided in our limited partnership agreement, holders of our units do not have the ability to call special meetings, and holders of our units are not entitled to vote on matters relating to our company except as described below under “- No Management or Control; Limited Voting”. Any action that may be taken at a meeting may be taken without a meeting if written consent is solicited by or on behalf of the BPY General Partner and it receives approval of not less than the minimum percentage of support necessary to authorize or take such action at a meeting as described below under “- Meetings”.
Our Preferred Units
Our Preferred Units rank senior to our LP Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary. Each series of Preferred Units ranks on parity with every other series of Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary. Each series of Preferred Units ranks on parity with every other series of Preferred Units with respect to priority in the return of capital contributions or as to profits, losses and distributions.
Prior to March 31, 2024, September 30, 2024 and March 31, 2025, we may redeem our Preferred Units, Series 1, 2 and 3, respectively, after certain ratings events as provided for in our limited partnership agreement. At any time on or after March 31, 2024, September 30, 2024 and March 31, 2025, we may redeem, in whole or in part, our Preferred Units, Series 1, 2 and 3 at a redemption price of $25.00 per unit, plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. We may also redeem the Preferred Units, Series 1, 2 and 3 upon the occurrence of certain change of control triggering events, delisting events and changes in tax law events as provided for in our limited partnership agreement. We must generally provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption. Any such redemption would be effected only out of funds legally available for such purpose and will be subject to compliance with the provisions of our outstanding indebtedness.
As of the date of this annual report, there are (i) 7,360,000 Preferred Units, Series 1 outstanding and trading on Nasdaq under the ticker symbol “BPYPP” (which units were publicly issued on March 21, 2019 and April 8, 2019 at $25.00 per unit); (ii) 10,000,000 Preferred Units, Series 2 outstanding and trading on Nasdaq under the ticker symbol “BPYPO” (which units were publicly issued on August 20, 2019 at $25.00 per unit) and (iii) 11,500,000 Preferred Units, Series 3 outstanding and trading on Nasdaq under the ticker symbol “BPYPN” (which units were publicly issued on February 18, 2020 at $25.00 per unit).
Exchange LP Units and the Support Agreement
In connection with the acquisition of BPO, Canadian residents had the election to receive in exchange for their common shares an Exchange LP Unit instead of our LP Units, which allowed for full or partial deferral of capital gains for Canadian federal income tax purposes. Holders of Exchange LP Units are entitled to receive distributions economically equivalent to the distributions, if any, paid from time to time by us on our LP Units. Exchange LP Units are not transferrable, except upon the death of a holder.
Holders of Exchange LP Units are entitled at any time to retract (i.e., to require Exchange LP to redeem) any or all Exchange LP Units held by them and to receive in exchange one of our LP Units, plus the full amount of all declared and unpaid distributions on the Exchange LP Units and all distributions declared on one of our LP Units that have not yet been declared or paid on the Exchange LP Units (the “Distribution Amount”), if any. Instead of Exchange LP redeeming the retracted units, we have a call right to purchase all but not less than all of the units covered by the retraction request.
Exchange LP has the right, commencing on the seventh anniversary of the initial take-up date of the offer to acquire the common shares of BPO, to redeem all of the then outstanding Exchange LP Units for a purchase price equal to one of our LP Units for each outstanding Exchange LP Unit plus the Distribution Amount, if any. The redemption date may be accelerated if certain conditions are met. As an alternative to Exchange LP exercising its redemption right, we can require that each holder of Exchange LP Units sell all the Exchange LP Units held by such holder to us on the redemption date upon payment by us to such holder of the purchase price for such Exchange LP Units.
Under the Support Agreement between us and Exchange LP, we have covenanted that, so long as such Exchange LP Units not owned by us or our subsidiaries are outstanding, we will, among other things: (a) not declare or pay any distribution on our LP Units unless (i) on the same day Exchange LP declares or pays, as the case may be, an equivalent distribution on the Exchange LP Units and (ii) Exchange LP has sufficient money to pay such distribution; (b) take actions reasonably necessary to ensure that the declaration date, record date and payment date for distributions on the Exchange LP Units are the same as those for any corresponding distributions on our LP Units; and (c) take all actions reasonably necessary to enable Exchange LP to pay the liquidation amount, the retraction price or the redemption price to the holders of the Exchange LP Units in the event of a liquidation, dissolution or winding up of Exchange LP, a retraction request by a holder of Exchange LP Units or a redemption of Exchange LP Units, as the case may be.
The Support Agreement also provides that, without the prior approval of Exchange LP and the holders of Exchange LP Units, we will not distribute LP Units or rights to subscribe for LP Units or other property or assets to all or substantially all of our holders, change any of the rights, privileges or other terms of our LP Units, or change the then outstanding number of LP Units into a lesser or greater number, unless the same or an equivalent distribution on, or change to, the Exchange LP Units is made simultaneously. In the event of any proposed cash offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting our LP Units, we and Exchange LP will use reasonable best efforts to take all actions necessary or desirable to enable holders of Exchange LP Units to participate in such transaction to the same extent and on an economically equivalent basis as our holders.
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
Class A Preferred Units and Redemption-Exchange Units
The Class A Preferred Units of the Property Partnership are exchangeable into LP Units in accordance with the Preferred Unit Exchange Mechanism and the Redemption-Exchange Units are exchangeable into LP Units in accordance with the Redemption-Exchange Mechanism.
Distribution Reinvestment Plan

We have a distribution reinvestment plan for holders of LP Units resident in Canada and the United States. The Property Partnership also has a distribution reinvestment plan. Holders of LP Units who are not resident in Canada or the United States may participate in the distribution reinvestment plan provided that there are not any laws or governmental regulations that may limit or prohibit them from doing so. The following is a summary of the principal terms of our company’s distribution reinvestment plan.
Pursuant to the distribution reinvestment plan, holders of LP Units can elect to have distributions paid on LP Units held by them automatically reinvested in additional LP Units in accordance with the terms of the plan. Distributions to be reinvested in LP Units under the distribution reinvestment plan are reduced by the amount of any applicable withholding tax.
Distributions due to plan participants are paid to the plan agent for the benefit of the plan participants and, if a plan participant has elected to have his or her distributions automatically reinvested, or applied, on behalf of such plan participant to the purchase of additional LP Units, such purchases will be made from our company on the distribution date at a price per LP Unit calculated by reference to the volume weighted average of the trading price for LP Units on the Nasdaq for the five trading days immediately preceding the date the relevant distribution is paid by our company.

As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the price of each LP Unit purchased, the number of LP Units purchased under the distribution reinvestment plan on the distribution payment date and the total number of LP Units, computed to four decimal places, held for the account of the participant under the distribution reinvestment plan (or, in the case of beneficial holders, CDS will receive such statement on behalf of the beneficial holders participating in the plan). While our company does not issue fractional LP Units, a plan participant’s entitlement to LP Units purchased under the distribution reinvestment plan may include a fraction of a LP Unit and such fractional LP Units shall accumulate. A cash adjustment for any fractional LP Units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at a price per LP Unit based upon the closing price for our LP Units on the Nasdaq on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain LP Unit certificates for any number of whole LP Units held for the participant’s account under the plan by notifying the plan agent. Certificates for LP Units acquired under the plan will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring LP Units held for a participant’s account (except for sale of LP Units through the plan agent), a registered holder must request that his or her LP Units be electronically transferred to his or her brokerage account or a LP Unit certificate be issued. The automatic reinvestment of distributions under the plan will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions are payable in connection with the purchase of LP Units under the distribution reinvestment plan and all administrative costs are borne by our company.
Holders of LP Units can terminate their participation in the distribution reinvestment plan by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than five business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such LP Unitholders will be in cash. In addition, our LP Unitholders may request that all or part of their LP Units be sold. When LP Units are sold through the plan agent, a holder will receive the proceeds less a handling charge and any brokerage trading fees. Our company is able to terminate the distribution reinvestment plan, in its sole discretion, upon notice to the plan participants and the plan agent, but such action will have no retroactive effect that would prejudice a participant’s interest. Our company is also able to amend, modify or suspend the distribution reinvestment plan at any time in its sole discretion, provided that our company, through the plan agent, gives notice of any amendment, modification or suspension to the distribution reinvestment plan that in our company’s opinion may materially prejudice participants.
The Property Partnership has a corresponding distribution reinvestment plan in respect of distributions made to our company and to holders of the Redemption-Exchange Units. Our company does not intend to reinvest distributions it receives from the Property Partnership in the Property Partnership’s distribution reinvestment plan except to the extent that holders of LP Units elect to reinvest distributions pursuant to our distribution reinvestment plan. Brookfield has advised our company that it may from time to time reinvest distributions it receives from us in respect of our LP Units or units from the Property Partnership in respect of the Redemption-Exchange Units pursuant to the distribution reinvestment plans of our company or the Property Partnership, as applicable. To the extent Brookfield reinvests distributions it receives on our LP Units, it will receive additional LP Units of our company. To the extent Brookfield elects to reinvest distributions it receives from the Property Partnership pursuant to the Property Partnership’s distribution reinvestment plan, it will receive Redemption-Exchange Units. Such Redemption-Exchange Units received by Brookfield also would become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional LP Units of our company.
Issuance of Additional Partnership Interests

Subject to the rights of the holders of BPY’s Preferred Units to approve issuances of additional partnership interests that are either (i) on parity with the Preferred Units when the cumulative distributions on the Preferred Units or any parity securities are in arrears or (ii) ranking senior to the Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of BPY whether voluntary or involuntary, and to any approval required by applicable law and the approval of any applicable securities exchange, the BPY General Partner has broad rights to cause our company to issue additional partnership interests (including additional LP Units and/or preferred units) and may cause us to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the BPY General Partner in its sole discretion, all without the approval of our unitholders.

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

Distributions

Subject to the rights of holders of Preferred Units to receive cumulative preferential cash distributions in accordance with their series terms, distributions to partners of our company will be made only as determined by the BPY General Partner in its sole discretion. However, the BPY General Partner will not be permitted to cause our company to make a distribution if it does not have sufficient cash on hand to make the distribution (including as a result of borrowing), the distribution would render it insolvent, or if, in the opinion of the BPY General Partner, the distribution would leave it with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, our company, the Property Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution. The amount of taxes withheld or paid by us in respect of LP Units held by limited partners or the BPY General Partner shall be treated either as a distribution to such partner or as a general expense of our company as determined by the BPY General Partner in its sole discretion.
The BPY General Partner has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. However, BPY will not be permitted to make a distribution on LP Units unless all accrued distributions have been paid in respect of the Preferred Units, and all other units of BPY ranking prior to or on a parity with the Preferred Units with respect to the payment of distributions.

Subject to certain adjustments as provided for in our limited partnership agreement, holders of the Preferred Units, Series 1 are entitled to receive a cumulative quarterly fixed distribution at a rate of 6.50% annually. Subject to certain adjustments as provided for in our limited partnership agreement, holders of the Preferred Units, Series 2 are entitled to receive a cumulative quarterly fixed distribution at a rate of 6.375% annually. Subject to certain adjustments as provided for in our limited partnership agreement, holders of the Preferred Units, Series 3 are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.750% annually. Distributions to holders of Preferred Units in accordance with their terms rank higher in priority than distributions to holders of LP Units. Subject to the terms of any Preferred Units outstanding at the time, any distributions from our partnership will be made to the limited partners holding LP Units based on the quotient of the number of LP Units held by the limited partner divided by the total number of all GP Units and LP Units then outstanding, expressed as a percentage.

Further, the BPY General Partner has adopted a distribution policy pursuant to which our company intends to make quarterly cash distributions to holders of LP Units in such amounts as are determined in its sole discretion. The quarterly distribution is currently anticipated to be approximately $1.33 per LP Unit on an annualized basis. Our distribution policy is to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to raise external capital. We believe that a payout ratio of 80% of FFO should accomplish this objective. See Item 5.A. “Operating and Financial Review and Prospects - Operating Results” for a discussion of FFO. We have invested a substantial amount of capital in development and redevelopment projects primarily in our Core Office and Core Retail businesses. Once we realize stabilized cash flow from these initiatives, we expect the growth in our payout to meet its target range of 5% to 8% annually. Our company, the Property Partnership or one or more Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.

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

Allocations of Income and Losses

Limited partners (other than partners holding Preferred Units) share in the net profits and net losses of our company generally in accordance with their respective percentage interest in our company.
Net income and net losses for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners (other than partners holding Preferred Units) using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by our company. Each item of income, gain, loss and deduction so allocated to a partner of our partnership (other than partners holding Preferred Units) generally will be the same source and character as though such partner had realized the item directly.
The income for Canadian federal income tax purposes of our company for a given fiscal year will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to partners with respect to such fiscal year; provided that the numerator and denominator will not include any distributions on the Preferred Units that are in satisfaction of accrued distributions on the Preferred Units that were not paid in a previous fiscal year where the BPY General Partner determines that the inclusion of such distributions would result in a holder of Preferred Units being allocated more income than it would have been if the distributions were paid in the fiscal year in which they were accrued. To such end, any person who was a partner at any time during such fiscal year but who has transferred all of their units before the last day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Tax Act. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of our company will be the same source and character as the distributions received by such partner with respect to such fiscal year. The BPY General Partner may adjust allocations of items that would otherwise be made pursuant to the terms of our limited partnership agreement to the extent necessary to avoid an adverse effect on our company’s limited partners, subject to the approval of a committee of the board of directors of the BPY General Partner made up of independent directors.
If, with respect to a given fiscal year, no distribution is made by our company or we have a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of our company for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year as follows:(i) to holders of Preferred Units in respect of Preferred Units held by them on each such date, such amount of the income for Canadian tax purposes or the loss for Canadian tax purposes, as the case may be, as the BPY General Partner determines is reasonable in the circumstances having regard to such factors as the BPY General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our company on the issuance of Preferred Units as compared to all other units and the relative fair market value of the Preferred Units as compared to all other units, and (ii) to the partners other than in respect of Preferred Units, the remaining amount of the income for Canadian tax purposes or the loss for Canadian tax purposes, as the case may be, pro rata to their respective percentage interests in our company, which in the case of the BPY General Partner shall mean 0.2%, and in the case of all of our unitholders shall mean in the aggregate 99.8%, which aggregate percentage interest shall be allocated among the limited partners in the proportion that the number of our units held at each such date by a limited partner (other than Preferred Units) is of the total number of our units (other than Preferred Units) issued and outstanding at each such date. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by our company in such calendar quarter.

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

No Management or Control; Limited Voting

Our company’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. Limited partners are not entitled to vote on matters relating to our company, although holders of LP Units are entitled to consent to certain matters with respect to certain amendments to our limited partnership agreement and certain matters with respect to the withdrawal of the BPY General Partner as described in further detail below. Each LP Unit entitles the holder thereof to one vote for the purposes of any approvals of holders of LP Units.
Holders of Preferred Units generally have no voting rights (except as otherwise provided by law and except for meetings of holders of Preferred Units as a class, and meetings of all holders of the Preferred Units, Series 1, Series 2 and Series 3 as a series, respectively). However, we may not adopt an amendment to our limited partnership agreement that has a material adverse effect on the powers, preferences, duties or special rights of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) unless such amendment (i) is approved by a resolution signed by the holders of Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) owning not less than the percentage of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) that would be necessary to authorize such action at a meeting of the holders of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) at which all holders of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) were present and voted or were represented by proxy or (ii) is passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) duly called for that purpose and at which the holders of at least 33 1/3% of the outstanding Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) are present or represented by proxy.
Further, unless we have received the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Preferred Units, voting as a class together with holders of any other parity securities upon which like voting rights have been conferred and are exercisable, we may not (i) create or issue any parity securities to the Preferred Units if the cumulative distributions on Preferred Units or any parity securities are in arrears or (ii) create or issue any senior securities to the Preferred Units.
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

Notwithstanding the above, in addition to any other approvals required by law, we may not adopt an amendment to our limited partnership agreement that has a material adverse effect on the powers, preferences, duties or special rights of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) unless such amendment (i) is approved by a resolution signed by the holders of Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) owning not less than the percentage of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) that would be necessary to authorize such action at a meeting of the holders of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) at which all holders of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) were present and voted or were represented by proxy or (ii) is passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) duly called for that purpose and at which the holders of at least 33 1/3% of the outstanding Preferred Units as a class (or the Preferred Units, Series 1, Preferred Units, Series 2 and/or the Preferred Units, Series 3, each as a series) are present or represented by proxy.
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

4)	are necessary or appropriate for any action taken by the BPY General Partner relating to splits or combinations of our units under the provisions of our limited partnership agreement; or

5)	are required to effect the intent of the provisions of our limited partnership agreement or are otherwise contemplated by our limited partnership agreement.

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

Sale or Other Disposition of Assets

Our limited partnership agreement generally prohibits the BPY General Partner, without the prior approval of the holders of at least 66 2/3% of the voting power of our LP Units, from causing our company to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. However, the BPY General Partner, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets (including for the benefit of persons who are not our company or our company’s subsidiaries) without that approval. The BPY General Partner may also sell all or substantially all of our assets under any forced sale of any or all of our assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

Take-Over Bids

If, within 120 days after the date of a take-over bid, as defined in the Securities Act (Ontario), the take-over bid is accepted by holders of not less than 90% of our outstanding LP Units, other than LP Units held at the date of the take-over bid by the offeror or any affiliate or associate of the offeror, and the offeror acquires the LP Units deposited or tendered under the take-over bid, the offeror will be entitled to acquire LP Units not deposited under the take-over bid on the same terms as the LP Units acquired under the take-over bid.

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

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our company is continued as a new limited partnership, the liquidator authorized to wind-up our company’s affairs will, acting with all of the powers of the BPY General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate our company’s assets and apply the proceeds of the liquidation first, to discharge our company’s liabilities as provided in our limited partnership agreement and by law, second to the holders any Preferred Units in accordance with the terms of such Preferred Units and thereafter to the partners holding LP Units pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of our company’s assets would be impractical or would cause undue loss to the partners.
Withdrawal of the BPY General Partner
The BPY General Partner may withdraw as the general partner without first obtaining approval of our unitholders by giving written notice to the other partners, and that withdrawal will not constitute a violation of our limited partnership agreement.

 Upon the withdrawal of a general partner, the holders of at least a majority of our LP Units may select a successor to that withdrawing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our company will be dissolved, wound up and liquidated. See “- Termination and Dissolution” above.

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

Transfer of the General Partnership Interest

The BPY General Partner may transfer all or any part of its general partnership interests without first obtaining approval of our unitholders. As a condition of this transfer, the transferee must: (i) be an affiliate of the general partner of the Property Partnership (or the transfer must be made concurrently with a transfer of the general partnership units of the Property Partnership to an affiliate of the transferee); (ii) agree to assume the rights and duties of the BPY General Partner to whose interest that transferee has succeeded; (iii) agree to assume and be bound by the provisions of our limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of the BPY General Partner may sell or transfer all or part of their shares in the BPY General Partner without the approval of our unitholders.

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

The BPY General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under our limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our company, our unitholders, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by our company. These provisions do not affect any obligation of an indemnified person to present business or investment opportunities to our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by our company pursuant to the Relationship Agreement or a separate written agreement between such persons.

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

Transfers of Units

We are not required to recognize any transfer of our units until certificates, if any, evidencing such units are surrendered for registration of transfer. Each person to whom a unit is transferred (including any nominee holder or an agent or representative acquiring such unit for the account of another person) will be admitted to our partnership as a partner with respect to the unit so transferred subject to and in accordance with the terms of our limited partnership agreement. Any transfer of our units will not entitle the transferee to share in the profits and losses of our company, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to our limited partnership agreement.

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

•	made the consents and waivers contained in our limited partnership agreement; and

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

Units

As of the date hereof, the Property Partnership has six classes of units: Redemption-Exchange Units, Special LP Units, Managing General Partner Units, Property Partnership Preferred Units, AO LTIP Units and FV LTIP Units.
Holders of any class of Property Partnership units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Property Partnership’s limited partnership agreement or upon the dissolution of the Property Partnership as described below under “- Dissolution” or as otherwise required by applicable law. Holders of the Property Partnership’s units are not entitled to vote on matters relating to the Property Partnership except as described below under “- No Management or Control”. Except to the extent expressly provided in the Property Partnership’s limited partnership agreement and except as pursuant to the terms of any Property Partnership Preferred Units outstanding, a holder of Property Partnership units will not have priority over any other holder of the Property Partnership’s units, either as to the return of capital contributions or as to profits, losses or distributions. The Property Partnership Preferred Units rank senior to the other units of the Property Partnership with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of the Property Partnership, whether voluntary or involuntary. Each series of Property Partnership Preferred Units ranks on a parity with every other series of Property Partnership Preferred Units with respect to priority in the payment of distributions and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Property Partnership, whether voluntary or involuntary.
Except with respect to the Property Partnership Preferred Units, the Property Partnership’s limited partnership agreement does not contain any restrictions on ownership of the Property Partnership’s units. The units of the Property Partnership have no par or other stated value.
All of the outstanding Redemption-Exchange Units and Special LP Units are held by certain wholly-owned subsidiaries of Brookfield Asset Management, and all of the outstanding Managing General Partner Units, Property Partnership Preferred Units, Series 5, 6 and 7 are held by our company. All of the outstanding Class A Preferred Units, Series 1, 2 and 3 are held by the Class A Preferred Unitholder. All of the outstanding AO LTIP Units are held by certain employees and former employees of GGP, which were issued to them in connection with the GGP acquisition. All of the outstanding FV LTIP Units are held by our employees and officers and employees of Brookfield.
Issuance of Additional Partnership Interests
Subject to the rights of the holders of Property Partnership Preferred Units to approve issuances of additional partnership interests ranking senior to the Property Partnership Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of the Property Partnership, whether voluntary or involuntary, and subject to any approval required by applicable law, the Property Partnership may issue additional partnership interests (including Managing General Partner Units, Property Partnership Preferred Units, Special LP Units, Redemption-Exchange Units and FV LTIP Units as well as new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as our company may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by our company in its sole discretion, all without the approval of our unitholders.

Redemption-Exchange Mechanism

At any time, the holders of the Redemption-Exchange Units have the right to require the Property Partnership to redeem all or a portion of the Redemption-Exchange Units for cash, subject to our company’s right to acquire such interests for LP Units as described below. Any such holder may exercise its right of redemption by delivering a notice of redemption to the Property Partnership and our company.
A holder of Redemption-Exchange Units who delivers a notice of redemption will receive, on the redemption-exchange date and subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for LP Units of our company, either (a) cash in an amount equal to the market value of one of our LP Units (as determined by reference to the five day volume weighted average of the trading price of our LP Units on the principal stock exchange for our LP Units based on trading volumes) multiplied by the number of LP Units to be redeemed or (b) such other amount of cash as may be agreed by such holder and the Property Partnership. Upon its receipt of the redemption notice, our company will have a right to elect, at its sole discretion, to acquire all (but not less than all) Redemption-Exchange Units presented to the Property Partnership for redemption in exchange for LP Units of our company on a one-for-one basis. Upon a redemption, the holder’s right to receive distributions with respect to the Redemption-Exchange Units so redeemed will cease.
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
Class A Preferred Units

The Class A Preferred Units were issued to the Class A Preferred Unitholder on December 4, 2014 in three tranches of $600 million each ($1.8 billion in the aggregate), with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. In addition, a holder of the Class A Preferred Units is entitled to receive an additional distribution, or excess distribution, in any quarter in which the greater of (i) the aggregate distributions declared on an exchange number of our LP Units and (ii) the aggregate distributions paid on an exchange number of the Redemption-Exchange Units divided by an exchange ratio, exceeds the base distribution such holder is entitled to receive for such quarter. Pursuant to the terms of the Class A Preferred Units, the Property Partnership shall not declare or pay dividends on its Managing General Partner Units or Redemption-Exchange Units, or buy back such units, unless it has paid or also pays any arrears of dividends to the holder of the Class A Preferred Units.

In connection with the issuance of the Class A Preferred Units, our company has agreed to guarantee the obligation of the Property Partnership to pay a liquidation amount in the event of the liquidation, dissolution or winding-up of the Property Partnership equal to the issue price per each Class A Preferred Unit together with all accrued and unpaid dividends. Such guarantee ranks junior to any indebtedness of our company, pari passu with all obligations of our company in respect of any Preferred Units interested issued by our company from time to time, and senior to all obligations of our company with respect of all other non-preferred partnership units issued by our company from time to time.
Our company has entered into an investor agreement with the Class A Preferred Unitholder in connection with the issuance of the Class A Preferred Units pursuant to which we have agreed that, upon the request of a holder of the Class A Preferred Units, our company will file up to four registration statements to register for sale, under the Securities Act or up to four prospectuses to qualify the distribution in Canada, any of our LP Units acquired pursuant to the Preferred Unit Exchange Mechanism. Our company is not required to file a U.S. registration statement or a Canadian prospectus unless such holder requests that LP Units having a value of at least $50 million be registered or qualified. We have agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions, which will be borne by the selling unitholder, and to indemnify the selling unitholder for material misstatements or omissions in the registration statement and/or prospectus.

Pursuant to the investor agreement, the Class A Preferred Unitholder is also entitled, for so long as it owns an aggregate limited partnership interest in our company of at least 5% of our issued and outstanding LP Units on a fully-diluted basis, to designate one individual to the BPY General Partner’s board of directors. Such individual must meet the standards of independence established by the Nasdaq and the TSX and be reasonably acceptable to the board of directors.

The Class A Preferred Unitholder is not entitled to transfer the Class A Preferred Units (or the LP Units into which they are exchangeable) except in accordance with the investor agreement. The rights under the investor agreement are only transferable to an affiliate of the Class A Preferred Unitholder.

Preferred Unit Exchange Mechanism

The Class A Preferred Units are exchangeable at the option of a holder of such Class A Preferred Units into LP Units at an exchange price of $25.70 per unit. After three years for the seven-year tranche and four years for the ten- and twelve-year tranches, we can effectively require a holder of such Class A Preferred Units to exchange the Class A Preferred Units into LP Units as long as our LP Units are trading at or above 125%, 130% and 135%, respectively, of the exchange price. Upon maturity, the Class A Preferred Units that remain outstanding will be redeemed in exchange for LP Units valued at the 20-day, volume-weighted average trading price at such time. To the extent that the market price of our LP Units is less than 80% of the exchange price at maturity, Brookfield has contingently agreed to acquire the seven-year and ten-year tranches of Class A Preferred Units from the holder of Class A Preferred Units for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Class A Preferred Units with terms and conditions substantially similar to the twelve-year tranche.

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

FV LTIP Units

The FV LTIP Units may be granted from time to time pursuant to the Brookfield Property L.P. FV LTIP Unit Plan. Unless otherwise provided in the respective award agreement, FV LTIP Units fully vest on grant for FV LTIP Units granted in lieu of cash bonus or vest 20% annually over a period of five years, subject to continued service. Both vested and unvested FV LTIP Units are entitled to distributions by the Property Partnership as described below. Distributions on unvested FV LTIP Units are subject to a clawback of 50% of the value of the distributions received on such unvested FV LTIP Units if the underlying FV LTIP Units do not vest. FV LTIP Units which are vested, “booked up” and held for at least two years are redeemable at the option of the holder for either (i) an equal number of BPR Units or LP Units, or (ii) cash with an equal value based on the volume weighted average trading price of our LP Units over the five trading days prior to redemption. Our company may elect to deliver cash or equity. A holder of FV LTIP Units cannot transfer all or any portion of his or her FV LTIP Units except to the extent that rights may pass to a beneficiary or legal representative upon the death of a holder, or as expressly approved by the administrator of the plan.

Distributions

Subject to the rights of holders of Property Partnership Preferred Units to receive cumulative preferential cash distributions in accordance with the terms of the series of Property Partnership Preferred Units, distributions by the Property Partnership will be made in the sole discretion of our company. The holders of Property Partnership Preferred Units, Series 5, 6 and 7 will be entitled to receive the same distribution as the holders of BPY’s Preferred Units, Series 1, 2 and 3, respectively. However, our company will not be permitted to cause the Property Partnership to make a distribution if the Property Partnership does not have sufficient cash on hand to make the distribution, the distribution would render the Property Partnership insolvent or if, in the opinion of our company, the distribution would or might leave the Property Partnership with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act 1883. For greater certainty, the Property Partnership or one or more of the Holding Entities may (but none is obligated to) borrow money in order to obtain sufficient cash to make a distribution.
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

•
second, but only at such times as there are no Property Partnership Preferred Units outstanding, to the extent distributions in respect of Redemption-Exchange Units have been deferred in previous quarters (as described in the next paragraph), 100% to all the holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to the sixth and seventh provision below, as applicable) of all amounts that have been deferred in previous quarters and not yet recovered to the holders of Redemption-Exchange Units;

•
third, an equity enhancement distribution of 100% of any available cash then remaining to Property Special LP until an amount equal to 0.3125% of the amount by which our company’s total capitalization value exceeds the total capitalization value of our company determined immediately following the Spin-off has been distributed to Property Special LP, provided that for any quarter in which our company determines that there is insufficient cash to pay this equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units. This distribution for any quarter will be reduced by an amount equal to (i) the proportion of each cash payment in relation to such quarter made by an operating entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to this equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such operating entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such operating entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (i) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed and the deduction of such amount will not result in this equity enhancement adjustment being less than zero; (ii) any dividend, distribution or other profit entitlement made by BPR’s operating entities to Brookfield and (iii) the amount, if any, by which 0.125% of the total capitalization value of our company on the last day of such quarter exceeds $12.5 million (plus the amount of any annual escalation by the specified inflation factor), provided that the deduction of such amount under this clause (iv) will not result in this equity enhancement adjustment being less than zero. The total capitalization value of our company will be equal to the aggregate of the value of all of our outstanding units and the securities of other Service Recipients that are not held by our company, the Property Partnership, the Holding Entities, the operating entities or any other direct or indirect subsidiary of a Holding Entity, plus all outstanding third party debt (including, generally, debt owed to Brookfield but not amounts owed under the Brookfield revolving credit facility that was in place at closing of the Spin-off) with recourse against our company, the Property Partnership or a Holding Entity, less all cash held by such entities;

•
fourth, 100% of any available cash then remaining to holders of Property Partnership Preferred Units pro rata to their respective relative percentage of Property Partnership Preferred Units held (determined by reference to the aggregate value of the issue price of the Property Partnership Preferred Units held by each such holder relative to the aggregate value of the issue price of all Property Partnership Preferred Units outstanding), until an amount equal to all preferential distributions to which the holders of the Property Partnership Preferred Units are entitled under the terms of the Property Partnership Preferred Units then outstanding (including any excess distribution and any outstanding accrued and unpaid preferential distributions from prior periods) has been distributed in respect of each Property Partnership Preferred Unit outstanding during such quarter;

•
fifth, at any time that Property Partnership Preferred Units are outstanding, 100% of any available cash then remaining to holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to the sixth and seventh provision below, as applicable) all amounts that have been deferred in previous quarters pursuant to the third provision above);

•
sixth, 100% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Property Partnership Preferred Units), pro rata to their percentage interests (the percentage interests as to any holder of Property Partnership Preferred Units shall be zero), until an amount equal to the First Distribution Threshold, of $0.275 per unit, has been distributed in respect of each partnership interest of the Property Partnership during such quarter;

•
seventh, 85% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Property Partnership Preferred Units), pro rata to their percentage interests (the percentage interests as to any holder of Property Partnership Preferred Units shall be zero), and an incentive distribution of 15% to Property Special LP, until an amount equal to the Second Distribution Threshold, of $0.30 per unit, has been distributed in respect of each partnership interest of the Property Partnership (other than Property Partnership Preferred Units) during such quarter; and

•
thereafter; 75% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Property Partnership Preferred Units), pro rata to their percentage interests (the percentage interests as to any holder of Property Partnership Preferred Units shall be zero), and an incentive distribution of 25% to Property Special LP.

Notwithstanding the above, an AO LTIP Unit participates in the distributions made by the Property Partnership as if it were a Redemption-Exchange Unit in accordance with its designated fractional percentage interest.

In 2019, we paid $24.8 million equity enhancement distributions and no incentive distributions to Property Special LP. Set forth below is an example of how the base management fee, equity enhancement and incentive distributions to be made to Property Special LP are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of our company’s expectations.

	Quarterly		Annualized
Illustrative Base Management Fee Calculation	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Capitalization at illustrative quarter-end(1)
Market value of our company’s LP Units per unit	$—	17,129.6	$—	17,129.6
Add: Brookfield Group preferred shares		559.8		559.8
Add: Class A Preferred Units		1,800.0		1,800.0
Add: Recourse debt, net of cash		2,022.3		2,022.3
Total capitalization		$21,511.7		$21,511.7
Base management fee rate		0.125%		0.500%
Base management fee		$26.9		$107.6

(1)
Based on the number of LP Units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2019. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (Nasdaq) for the preceding five trading days. For illustrative purposes only, the example above assumes a value of $18.14 per LP Unit.

		Quarterly		Annualized
Illustrative Equity Enhancement Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Initial capitalization(1)
Market value of our company’s LP Units per unit		$—		$—
Our company’s LP Units	80.2
Redemption-Exchange Units held by Brookfield(2)	386.1
Total units	466.3
Total market value			$10,218.2		$10,218.2

Preferred shares of holding entities held by Brookfield			1,275.0		1,275.0
Recourse debt, net of cash			(25.0)		(25.0)
Total capitalization			$11,468.2		$11,468.2

Capitalization at illustrative quarter end(3)
Market value of our company’s units per unit		$—		$—
GP Units and LP Units	440.0
Exchange LP Units	2.9
Redemption-Exchange Units held by Brookfield(2)	437.4
Class A shares of BPR	64.0
Total units	944.3
Total market value			$17,129.6		$17,129.6
Preferred shares of holding entities held by Brookfield			559.8		559.8
Class A Preferred Units			1,800.0		1,800.0
Recourse debt, net of cash			2,022.3		2,022.3
Total capitalization			$21,511.7		$21,511.7
Increase in total capitalization			$10,043.5		$10,043.5

Days in quarter / year			90		365
Fraction of quarter / year(4)			100.00%		100.00%
Equity enhancement distribution fee rate			0.3125%		1.25%
Gross equity enhancement distribution to Property Special LP			$31.4		$125.6
Fee offsets(5)			(25.2)		(100.8)
Net equity			$6.2		$24.8

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

(2)
Includes (a) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for our company’s LP Units in accordance with the Redemption-Exchange Mechanism and (b) Special LP Units held by Property Special LP. For purposes of calculating total capitalization, the value of these securities is assumed to be equal to the value of our company’s LP Units.

(3)
Based on the number of LP Units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2019. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (Nasdaq) for the preceding five trading days. For illustrative purposes only, the example above assumes a value of $18.14 per LP Unit.

(4)	The example above assumes a full illustrative quarter and a full illustrative year. The equity enhancement distribution fee will be pro-rated for any partial payment period.

(5)
The equity enhancement distribution for any quarter will be reduced by an amount equal to (i) the proportion of each cash payment in relation to such quarter made by an operating entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to the equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such operating entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such operating entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (i) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed and the deduction of such amount will not result in this equity enhancement adjustment being less than zero; (ii) any dividend, distribution or other profit entitlement made by BPR’s operating entities to Brookfield and (iii) the amount, if any, by which 0.125% of the total capitalization value of our company on the last day of such quarter exceeds $12.5 million (plus the amount of any annual escalation by the specified inflation factor), provided that the deduction of such amount under this clause (ii) will not result in this equity enhancement adjustment being less than zero. For any quarter in which our company determines that there is insufficient cash to pay the equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units.

		Quarterly		Annualized
Illustrative Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.330		$1.320
First distribution threshold		$0.275
Total units of Property Partnership(1)	945.8
Total first distribution			$260.1		$1,040.4
Distribution in excess of first distribution threshold		$0.025		$0.100
Total units of Property Partnership(1)	945.8
Second distribution to all partners			$23.6		$94.4
15% incentive distribution to Property Special LP			4.2		16.8
Total second distribution			$27.8		$111.2
Distribution in excess of second distribution threshold		$0.030		$0.120
Total units of Property Partnership(1)	945.8
Third distribution to all partners			$28.4		$113.6
25% incentive distribution to Property Special LP			9.5		38.0
Total third distribution			$37.9		$151.6
Total distributions to partners of the Property Partnership (including incentive distributions)			$325.8		$1,303.2
Incentive distributions			$13.6		$54.4
Less: Incentive Distribution Account Credits			(13.6)		(54.4)
Net Incentive Distribution payable to Brookfield Asset Management			$—		$—
Total incentive distributions to Property Special LP			$—		$—

(1)
Based on the number of units on December 31, 2019. Includes (a) Managing General Partner Units of the Property Partnership held by our company, (b) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for the company’s units in accordance with the Redemption-Exchange Mechanism and (c) Special LP Units of the Property Partnership held by Property Special LP.

The table below quantifies, on a quarterly and annualized basis, all management fees and equity enhancement and incentive distributions that would be earned based on the equity enhancement and incentive distribution examples set forth above. The table below is for illustrative purposes only and is not indicative of our company’s expectations.

	Quarterly	Annualized
Total Illustrative Amounts	$m	$m
Base management fee(1)	$26.8	$107.2
Equity enhancement distribution	6.2	24.8
Incentive distribution	—	—
Total	$33.0	$132.0

(1)
The annual base management fee paid by our partnership to Brookfield Asset Management is 0.5% of the total capitalization of our partnership, subject to an annual minimum of $50 million, plus annual inflation adjustments. The equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

If, prior to the dissolution of the Property Partnership, except at any time that Property Partnership Preferred Units are outstanding, available cash in any quarter is not sufficient to pay a distribution to the owners of all Property Partnership interests, pro rata to their percentage interest, then our company may elect to pay the distribution at the then current level first to our company, in respect of the Managing General Partner Units held by our company, and then to the holders of the Redemption-Exchange Units to the extent practicable, and shall accrue any such deficiency for payment from available cash in future quarters as described above.

If, prior to the dissolution of the Property Partnership, and subject to the terms of any Property Partnership Preferred Units then outstanding, available cash is deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Property Partnership’s assets, and (ii) representative of unrecovered capital, then such available cash shall be distributed (x) to the partners of the Property Partnership other than the holders of Property Partnership Preferred Units in proportion to the unrecovered capital attributable to the Property Partnership interests (other than Property Partnership Preferred Units) held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero and (y) to holders of FV LTIP Units in an amount per FV LTIP Unit equal to (A) the amount distributed per Managing General Partner Unit pursuant to clause (x) multiplied by (B) 100% or any such designated lower percentage for performance-based FV LTIP Units; provided that distributions in respect of an FV LTIP Unit shall be limited to the holder’s economic capital account balance attributable to such FV LTIP Unit as of the date of distribution. Thereafter, distributions of available cash made by the Property Partnership (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.
Upon the occurrence of an event resulting in the dissolution of the Property Partnership, all cash and property of the Property Partnership in excess of that required to discharge the Property Partnership’s liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital, (ii) only if there are no Property Partnership Preferred Units outstanding, the aggregate amount of distributions previously deferred in respect of the Redemption-Exchange Units and not previously recovered and (iii) all other cash and/or property will be distributed in the manner set forth below:

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

•
third, 100% to holders of the Property Partnership Preferred Units, pro rata to their respective relative percentage of Property Partnership Preferred Units held (determined by reference to the aggregate value of the issue price of the Property Partnership Preferred Units held by each such holder relative to the aggregate value of the issue price of all Property Partnership Preferred Units outstanding), until an amount equal to all preferential distribution to which the holders of the Property Partnership Preferred Units are entitled in the event of dissolution, liquidation, or winding-up of the Property Partnership under the terms of the Property Partnership Preferred Units then outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods) has been distributed in respect of each Property Partnership Preferred Unit outstanding;

•
fourth, if there are Property Partnership Preferred Units outstanding, an amount equal to the amount of cash or property held by the Property Partnership at such time, that is attributable to a realization event occurring prior to a dissolution event and that has been deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Property Partnership’s assets, and (ii) representative of unrecovered capital, shall be distributed to the partners of the Property Partnership other than holders of Property Partnership Preferred Units in proportion to the unrecovered capital attributable to the Property Partnership interests (other than Property Partnership Preferred Units) held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero, as if such distribution were a distribution occurring prior to dissolution;

•
fifth, if there are Property Partnership Preferred Units outstanding, to holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only), the aggregate amount of distributions previously deferred and not previously recovered;

•
sixth, 100% to the partners of the Property Partnership other than holders of Property Partnership Preferred Units, in proportion to their respective amounts of unrecovered capital in the Property Partnership;

•
seventh, 100% to the owners of the Property Partnership’s partnership interests other than holders of Property Partnership Preferred Units, pro rata to their percentage interests (the percentage interest as to the holders of Property Partnership Preferred Units shall be zero), until an amount has been distributed in respect of each partnership interest of the Property Partnership equal to the excess of: (i) the First Distribution Threshold for each quarter during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); over (ii) the aggregate amount of distributions made in respect of a partnership interest of Property Partnership other than Property Partnership Preferred Units pursuant to the sixth tier of the Regular Distribution Waterfall during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership);

•
eighth, 85% to the owners of the Property Partnership’s partnership interests other than holders of Property Partnership Preferred Units, pro rata to their percentage interests (the percentage interest as to the holders of Property Partnership Preferred Units shall be zero) and 15% to Property Special LP, until an amount has been distributed in respect of each partnership interest of the Property Partnership equal to the excess of: (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); over (ii) the aggregate amount of distributions made in respect of a partnership interest of the Property Partnership other than Property Partnership Preferred Units pursuant to the seventh tier of the Regular Distribution Waterfall during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); and

•
thereafter, 75% to the owners of the Property Partnership’s partnership interests other than holders of Property Partnership Preferred Units, pro rata to their percentage interests, and 25% to Property Special LP.

Notwithstanding the above, an AO LTIP Unit will participate in distributions as if it had been converted in accordance with its terms into Redemption-Exchange Units as of the date of such distributions.

Each partner’s percentage interest is determined by the relative portion of all outstanding partnership interests, other than Property Partnership Preferred Units, held by that partner from time to time and is adjusted upon and reflects the issuance of additional partnership interests of the Property Partnership. In addition, the unreturned capital attributable to each of our partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the limited partnership agreement of the Property Partnership so as to ensure the uniformity of the economic rights and entitlements of: (i) the previously outstanding Property Partnership’s partnership interests; and (ii) the subsequently-issued Property Partnership’s partnership interests.

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

No Management or Control

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

Except for meetings of the holders of Property Partnership Preferred Units as a class or meetings of the holders of a series thereof, the holders of Property Partnership Preferred Units are not entitled to receive notice of, attend, or vote at any meeting of holders of Property Partnership units.
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

Further, in addition to any other approvals required by law, a majority of the class or series, as applicable, of Property Partnership Preferred Units must approve, either by way of a meeting to consider and vote upon the proposed amendment or by written approval, all amendments to the rights, privileges, restrictions and conditions attaching to Property Partnership Preferred Units as a class or applicable series thereof.

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

Sale or Other Disposition of Assets

The Property Partnership’s limited partnership agreement generally prohibits our company, without the prior approval of the holders of a majority of the units of the Property Partnership, other than Property Partnership Preferred Units, from causing the Property Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of the Property Partnership’s assets in a single transaction or a series of related transactions, including by approving on the Property Partnership’s behalf the sale, exchange or other disposition of all or substantially all of the assets of the Property Partnership’s subsidiaries. However, our company, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Property Partnership’s assets (including for the benefit of persons who are not the Property Partnership or the Property Partnership’s subsidiaries) without that approval. Our company may also sell all or substantially all of the Property Partnership’s assets under any forced sale of any or all of the Property Partnership’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

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

Upon the withdrawal of our company, the holders of at least a majority of outstanding units of the Property Partnership may select a successor to that withdrawing managing general partner. If a successor is not selected, or is selected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, the Property Partnership will be dissolved, wound up and liquidated. See “- Dissolution” above.

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

If the option described above is not exercised by either the departing managing general partner or the successor managing general partner, the departing managing general partner’s Managing General Partner Units will automatically convert into units of the Property Partnership pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the Managing General Partner Units

Our company may transfer all or any part of its Managing General Partner Units without first obtaining approval of any unitholder of the Property Partnership. As a condition of this transfer, the transferee must: (i) be an affiliate of the BPY General Partner (or the transfer must be made concurrently with a transfer of the GP Units to an affiliate of the transferee); (ii) agree to assume the rights and duties of the managing general partner to whose interest that transferee has succeeded; (iii) agree to assume the provisions of the Property Partnership’s limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the Managing General Partner Units is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the BPY General Partner may transfer all or any part of its general partnership interests in our company without the approval of our unitholders as described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement - Transfer of the General Partnership Interest”.

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

1)
Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP described under Item 10.B “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

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

5)
Second Amended and Restated Limited Partnership Agreement of our partnership dated August 8, 2013 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

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

9)
Refinancing Agreement by and among our company, the Property Partnership and Brookfield Asset Management dated December 4, 2014 described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Maturity of Class A Preferred Units”; and

10)
First Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated November 5, 2015 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

11) Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated March 21, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

12) Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated August 20, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

13) Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated February 18, 2020 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

14) First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated March 21, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

15) Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated April 28, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

16) Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated August 20, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”; and

17) Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated February 18, 2020 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”.

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

U.S. Tax Considerations

This summary discusses certain material U.S. federal income tax considerations to our unitholders relating to the receipt, holding and disposition of our units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (the “U.S. Treasury Regulations”) and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold our units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose units are loaned to a short seller to cover a short sale of units, persons whose functional currency is not the U.S. Dollar, persons who have elected mark-to-market accounting, persons who hold our units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom our units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of preferred units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of our units will vary depending on your individual circumstances.

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

If our company were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our company’s items of income, gain, loss, deduction, or credit would be reflected only on our company’s tax return rather than being passed through to our unitholders, and our company would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, our company might be classified as a PFIC, for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “- Consequences to U.S. Holders - Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of our company’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by our company with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income) and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of our company (although certain Non-

U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). Depending on the circumstances, additional adverse U.S. federal income tax consequences could result under the anti-inversion rules described in Section 7874 of the U.S. Internal Revenue Code, the U.S. Treasury Regulations under Section 385 of the U.S. Internal Revenue Code, or other provisions of the U.S. Internal Revenue Code, as implemented by the U.S. Treasury Regulations and IRS administrative guidance. Based on the foregoing consequences, the treatment of our company as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of our units. If the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

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

Consequences to U.S. Holders

Holding of Our Units

Income and Loss. If you are a U.S. Holder, you will be required to take into account, as described below, your allocable share of our company’s items of income, gain, loss, deduction, and credit for each of our company’s taxable years ending with or within your taxable year. Each item generally will have the same character and source as though you had realized the item directly. You must report such items without regard to whether any distribution has been or will be received from our company. Our company intends to make cash distributions to all of our unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state, and local income taxes) with respect to their allocable shares of our company’s net income or gain. However, based upon your particular tax situation and simplifying assumptions that our company will make in determining the amount of such distributions, and depending upon whether you elect to reinvest such distributions pursuant to the distribution reinvestment plan, if available, your tax liability might exceed cash distributions made to you, in which case any tax liabilities arising from your ownership of our units would need to be satisfied from your own funds.

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

Section 754 Election

Our company and the Property Partnership have each made the election permitted by Section 754 of the U.S. Internal Revenue Code (the “Section 754 Election”). The Section 754 Election cannot be revoked without the consent of the IRS. The Section 754 Election generally requires our company to adjust the tax basis in its assets, or inside basis, attributable to a transferee of our units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for our units. This election does not apply to a person who purchases units directly from us. For purposes of this discussion, a transferee’s inside basis in our company’s assets will be considered to have two components: (i) the transferee’s share of our company’s tax basis in our company’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to the Property Partnership.

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

Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects, and the PFIC rules remain subject to recently proposed U.S. Treasury Regulations yet to be made final. You should consult your own tax adviser regarding the PFIC rules, including the foregoing filing requirements and the recently proposed U.S. Treasury Regulations, as well as the advisability of making a QEF Election, a special election under the U.S. Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code, or a mark-to-market election, as applicable, with respect to any PFIC in which you are treated as owning an interest through our company.

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

If a U.S. partnership in which we own an interest is a U.S. Shareholder of a CFC, then a U.S. Holder may be required to include in income its allocable share of the CFC’s “Subpart F” income. Subpart F income generally includes dividends, interest, net gain from the sale or disposition of securities, non-actively managed rents, and certain other generally passive types of income. The aggregate Subpart F income inclusions in any taxable year relating to a particular CFC are limited to such CFC’s current earnings and profits. Such inclusions will be treated as ordinary income (whether or not such inclusions are attributable to net capital gains). Thus, a U.S. Holder may be required to report as ordinary income its allocable share of the CFC’s Subpart F income without corresponding receipts of cash and may not benefit from capital gain treatment with respect to the portion of any earnings attributable to net capital gains of the CFC.

Your tax basis in your units will be increased to reflect any required Subpart F income. Such income will be treated as income from sources within the United States, for certain foreign tax credit purposes, to the extent derived by the CFC from U.S. sources. Subpart F income will not be eligible for the reduced rate of tax applicable to certain dividends paid by qualified foreign corporations to individual U.S. persons. See above under “- Consequences to U.S. Holders - Holding of Our Units - Income and Loss”. Amounts included as Subpart F income with respect to direct and indirect investments generally will not be taxable again when actually distributed by the CFC.

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

Based on our organizational structure, the BPY General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as CFCs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as CFCs. The application of the CFC rules to U.S. Holders is uncertain in certain respects, and the CFC rules, as amended by the Tax Cuts and Jobs Act, remain subject to proposed U.S. Treasury Regulations yet to be made final, as well as other guidance yet to be issued. Specifically, under recently proposed U.S. Treasury Regulations on which we may be permitted to rely, only U.S. Holders that are U.S. Shareholders would be required to include in income their allocable shares of a CFC’s Subpart F income. You should consult your own tax adviser regarding the implications of the CFC rules for your ownership and disposition of our units.

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

federal withholding tax. The 10% U.S. federal withholding tax temporarily is suspended with respect to the disposition of an interest in a publicly traded partnership until proposed U.S. Treasury Regulations or other guidance has been made final.

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

The application of the partnership audit rules to our company and our unitholders is uncertain. You should consult your own tax adviser regarding the implications of the partnership audit rules for an investment in our units.

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

Withholding and Backup Withholding

For each calendar year, we will report to you and to the IRS the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. The proper application to our company of the rules for withholding under

Sections 1441 through 1446 of the U.S. Internal Revenue Code (applicable to certain dividends, interest, and amounts treated as effectively connected with a U.S. trade or business, among other items) is unclear. Because the documentation we receive may not properly reflect the identities of our unitholders at any particular time (in light of possible sales of our units), we may over-withhold or under-withhold with respect to a particular unitholder. For example, we may impose withholding, remit such amount to the IRS and thus reduce the amount of a distribution paid to a Non-U.S. Holder. It may be the case, however, that the corresponding amount of our income was not properly allocable to such holder, and the appropriate amount of withholding should have been less than the actual amount withheld. Such Non-U.S. Holder would be entitled to a credit against the holder’s U.S. federal income tax liability for all withholding, including any such excess withholding. However, if the withheld amount were to exceed the holder’s U.S. federal income tax liability, the holder would need to apply for a refund to obtain the benefit of such excess withholding. Similarly, we may fail to withhold on a distribution, and it may be the case that the corresponding income was properly allocable to a Non-U.S. Holder and that withholding should have been imposed. In such case, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne indirectly by all unitholders on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant Non-U.S. Holder).

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

If you do not timely provide our company, or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then our company may become subject to U.S. backup withholding taxes in excess of what would have been imposed had our company or the applicable intermediary received properly completed forms from all of our unitholders. For administrative reasons, and in order to maintain the fungibility of our units, such excess U.S. backup withholding taxes, and if necessary similar items, may be treated by our company as an expense that will be borne indirectly by all unitholders on a pro rata basis (e.g., since it may be impractical for us to allocate any such excess withholding tax cost to the unitholders that failed to timely provide the proper U.S. tax forms).

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

Certain Material Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of units of our company generally applicable to a unitholder, who for purposes of the Tax Act and at all relevant times, holds our units as capital property, deals at arm’s length with and is not affiliated with our company, the Property Partnership, the BPY General Partner and their respective affiliates (a “Holder”). Generally, our units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

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

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect our unitholders. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our units.

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

Taxation of Canadian Resident Limited Partners

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a “Canadian Limited Partner”).

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

The income for tax purposes of our company for a given fiscal year will be allocated to each Canadian Limited Partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such Canadian Limited Partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by our company to all partners with respect to such fiscal year, provided that the numerator and denominator will not include any distributions on the preferred units that are in satisfaction of accrued distributions on the preferred units that were not paid in a previous fiscal year of our company where the BPY General Partner determines that the inclusion of such distributions would result in a holder of the preferred units being allocated more income than it would have been if the distributions were paid in the fiscal year of our company in which they were accrued.

If, with respect to a given fiscal year, no distribution is made by our company to our unitholders or our company has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes for such fiscal year that is allocable to our unitholders, will be allocated to our unitholders of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to the holders of the preferred units in respect of the preferred units held by them on each such date, such amount of our company’s income or loss for tax purposes, as the case may be, as the BPY General Partner determines is reasonable in the circumstances having regard to such factors as the BPY General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our company on the issuance of the preferred units as compared to all other units and the relative fair market value of the preferred units as compared to all other units, and (ii) to the partners, other than in respect of the preferred units, the remaining amount of our company’s income or loss for tax purposes, as the case may be, pro rata in the proportion that the number of units of our company held at each such date by a unitholder is of the total number of units of our company (other than the preferred units) that are issued and outstanding at each such date.

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

In general, a Canadian Limited Partner’s share of any income (or loss) of our company from a particular source will be treated as if it were income (or loss) of the Canadian Limited Partner from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Canadian Limited Partner. Our company will invest in general partnership units of the Property Partnership. In computing our company’s income (or loss) under the Tax Act, the Property Partnership will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Canadian Limited Partners on account of income (or loss) earned by the Property Partnership generally will be determined by reference to the source and character of such amounts when earned by the Property Partnership.

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

Foreign taxes paid by our company or the Property Partnership and taxes withheld at source on amounts paid or credited to our company or the Property Partnership (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Canadian Limited Partner’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit rules may not provide a full foreign tax credit for the “business-income tax” and “non-business-income tax” paid by our company or the Property Partnership to the government of a foreign country. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” allocated to a Canadian Limited Partner for the purpose of determining such Canadian Limited Partner’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Canadian Limited Partner’s share the income of our company or the Property Partnership under the income tax laws of any country (other than Canada) under whose laws the income of our company or the Property Partnership is subject to income taxation (the “Relevant Foreign Tax Law”) is less than the Canadian Limited Partner’s share of such income for purposes of the Tax Act. For this purpose, a Canadian Limited Partner is not considered to have a lesser direct or indirect share of the income of our company or the Property Partnership under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of our company or the Property Partnership or in the manner of allocating the income of our company or the Property Partnership because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Canadian Limited Partner. If the Foreign Tax Credit Generator Rules apply, the allocation to a Canadian Limited Partner of foreign “business-income tax” or “non-business-income tax” paid by our company or the Property Partnership, and therefore such Canadian Limited Partner’s foreign tax credits, will be limited.

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

The foregoing discussion of the calculation of the adjusted cost base assumes that each class or series of partnership interests in our company are treated as separate property for purposes of the Tax Act. However, the CRA’s position is to treat all the different types of interests in a partnership that a partner may hold as one capital property, including for purposes of determining the adjusted cost base of all such partnership interests. As a result, on a disposition of a particular type of unit, a partner’s total adjusted cost base is required to be allocated in a reasonable manner to the particular type of unit being disposed of. As acknowledged by the CRA, there is no particular method for determining a reasonable allocation of the adjusted cost base of a partnership interest to the part of the partnership interest that is disposed of. Furthermore, more than one method may be reasonable. If the CRA’s position applies, on a disposition by a Canadian Limited Partner of a particular type of unit of our company, the Canadian Limited Partner should generally be able to allocate his or her adjusted cost base in a manner that treats the different classes or series of units of our company as separate property. Accordingly, the BPY General Partner intends to provide partners with partnership information returns using such allocation.

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

Eligibility for Investment

Provided that our units are listed on a “designated stock exchange” (which currently includes the Nasdaq and the TSX), our units will be “qualified investments” under the Tax Act for trusts governed by RRSPs, deferred profit sharing plans, RESPs, RDSPs and TFSAs, all as defined in the Tax Act.

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

Taxation of Non-Canadian Limited Partners

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold our units in connection with a business carried on in Canada (a “Non-Canadian Limited Partner”).

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

10.F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.    STATEMENT BY EXPERTS

Not applicable.

10.H    DOCUMENTS ON DISPLAY

Our company is subject to the information filing requirements of the Exchange Act, and accordingly is required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and the BPY General Partner’s directors and our major unitholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act. The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may obtain our SEC filings on the SEC website or on our website bpy.brookfield.com. The information on our website is not part of this annual report.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2019, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2019, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2019, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2019 and 2018.

	December 31, 2019		December 31, 2018
(US$ Thousands)	Total	%	Total	%
Audit fees(1)	$10,384	36%	$10,769	37%
Audit-related fees(2)	17,580	62%	18,000	62%
Tax fees(3)	33	—%	441	1%
Other(4)	540	2%	37	—%
Total	$28,537	100%	$29,247	100%

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

(3)	Tax fees are principally for assistance in tax return preparation and tax advisory services.

(4)	All other fees include fees for certain permissible consulting and advisory services, including assistance with corporate and social responsibility reporting.

The audit committee of the BPY General Partner pre-approves all audit and non-audit services provided to our partnership by Deloitte LLP.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Under our normal course issuer bid, our company may, during the twelve-month period commencing August 20, 2019 and ending August 19, 2020, purchase on the TSX, the Nasdaq and any alternative Canadian trading system, up to 35,252,769 of our LP Units, representing approximately 10% of our issued and outstanding LP Units. During the year ended December 31, 2019, we purchased 8,270,704 of our LP Units at an average price of $19.11 per unit under our normal course issuer bid.

Under our substantial issuer bid, our company purchased by way of a “modified Dutch auction” 13,981,214 of our LP Units.

As of Dec. 31, 2019
Month	(a) Total number of units purchased	(b) Average price paid per unit	(c) Total number of units purchased as part of publicly announced plans or programs	(d) Maximum number of units that may yet be purchased under the plans or programs
Mar. 2019(1)	13,981,214	$21.00	13,981,214	—
Apr. 2019(2)	597,826	20.90	597,826	3,520,907
May 2019(2)	1,349,695	19.32	1,349,695	2,171,212
Jun. 2019(2)	733,093	18.53	733,093	1,438,119
Jul. 2019(2)	396,712	18.90	396,712	1,041,407
Aug. 2019(2)	702,820	18.83	702,820	34,952,769
Sep. 2019(2)	750,000	19.61	750,000	34,202,769
Oct. 2019(2)	1,041,067	19.14	1,041,067	33,161,702
Nov.2019(2)	1,049,491	18.96	1,049,491	32,112,211
Dec. 2019(2)	1,650,000	18.57	1,650,000	30,462,211
Total	22,251,918		22,251,918

(1)
Our company purchased 13,981,214 of our LP Units at a price of $21.00 under the substantial issuer bid, which was announced on February 11, 2019. The offer to purchase our LP Units under the substantial issuer bid expired at 5:00 p.m. on March 25, 2019.

(2)
Under our normal course issuer bid, our company may, during the twelve-month period commencing August 20, 2019 and ending August 19, 2020, purchase on the TSX, the Nasdaq and any alternative Canadian trading system, approximately 10% of our issued and outstanding LP Units.

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

ITEM 16H.    MINING SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (the “MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended, (the “Mine Act”). During the fiscal year ended December 31, 2019, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

 ITEM 19.    EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2013(1)

1.2	Second Amended and Restated Limited Partnership Agreement of our company, dated August 8, 2013(2)

1.3	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated November 5, 2015(3)

1.4	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated March 21, 2019(4)

1.5	Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated August 20, 2019(5)

1.6	Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated February 18, 2020(6)

2.1	Description of Securities(13)

4.1	Second Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers, dated August 27, 2018(7)

4.2	Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 20, 2019(8)

4.3	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated March 21, 2019(4)

4.4	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 28, 2019(9)

4.5	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 20, 2019(5)

4.6	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 18, 2020(6)

4.7	Relationship Agreement among our company, the Property Partnership, the Holding Entities, the Service Providers and Brookfield Asset Management, dated April 15, 2013(10)

4.8	Registration Rights Agreement between our company and Brookfield Asset Management dated April 10, 2013(10)

4.9	Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP(11)

4.10	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(12)

4.11	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(12)

12.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(13)

12.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(13)

13.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(13)

13.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(13)

15.1
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Property Partners L.P. into this Annual Report on Form 20-F(13)

101.INS	XBRL Instance Document(13)

101.SCH	XBRL Taxonomy Extension Schema Document(13)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(13)

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(13)

101.LAB	XBRL Taxonomy Extension Label Linkbase Document(13)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(13)

(1)	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.

(2)	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.

(3)	Filed as an exhibit to Form 20-F on March 17, 2016 and incorporated herein by reference.

(4)	Filed as an exhibit to Form 6-K on March 21, 2019 and incorporated herein by reference

(5)	Filed as an exhibit to Form 6-K on August 20, 2019 and incorporated herein by reference.

(6)	Filed as an exhibit to Form 6-K on February 18, 2020 and incorporated herein by reference

(7)	Filed as an exhibit to Form 6-K on August 28, 2018 and incorporated herein by reference.

(8)	Filed as an exhibit to Form 6-K on February 20, 2019 and incorporated herein by reference.

(9)	Filed as an exhibit to Form 6-K on April 30, 2019 and incorporated herein by reference.

(10)	Filed as an exhibit to Form 6-K on April 16, 2013 and incorporated herein by reference.

(11)	Filed as an exhibit to Form 6-K on March 19, 2014 and incorporated herein by reference.

(12)	Filed as an exhibit to Form 6-K on December 4, 2014 and incorporated herein by reference.

(13)	Filed herewith.

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
Name: Jane Sheere
Title: Secretary

Date: February 28, 2020

Index to Financial Statements

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2019 and 2018 and for each of the years in the three-year period ended December 31, 2019	F-2

Brookfield Property Partners L.P.

Consolidated financial statements
As at December 31, 2019 and 2018 and
for the years ended December 31, 2019, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and unitholders of Brookfield Property Partners L.P.
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brookfield Property Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and the supplemental schedule of investment property information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2019 and 2018, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2020 expressed an unqualified opinion on the Partnership's internal control over financial reporting.
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
Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Fair Value of Investment Property - Refer to Notes 2(e), 2(v)(v) and 5 to the financial statements

Critical Audit Matter Description
The Partnership has elected the fair value model for all investment properties and accordingly measures all investment properties at fair value subsequent to initial recognition on the balance sheet. The fair value of investment properties is generally determined by management, with substantially all of the investment properties valued using one of two accepted income approaches.
While there are several assumptions that are required to determine the fair value of an investment property, the judgments with the highest degree of subjectivity and impact on fair values are future expected market rents, discount rates and terminal capitalization rates. Auditing these estimates and assumptions of certain investment properties required a high degree of auditor judgment as the estimations made by management contains significant measurement uncertainty. This resulted in the need to involve a fair value specialist.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future expected market rents, discount rates and terminal capitalization rates used to determine the fair value of certain investment properties included the following, among others:

•
Evaluated the effectiveness of controls over management’s process for determining the fair value of investment properties including those over the forecasts of future expected market rents, discount rates and terminal capitalization rates.

•
Evaluated the reasonableness of management’s forecast of future expected market rents by comparing management’s forecasts with historical results, internal communications to management and the Board of Directors and contractual information, where applicable.

•
With the assistance of a fair value specialist, evaluated the reasonableness of management’s forecast of future expected market rents, discount rates and terminal capitalization rates by considering recent market transactions and industry surveys.

/s/Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 28, 2020

We have served as the Partnership's auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and unitholders of Brookfield Property Partners L.P.
Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019 of the Partnership and our report dated February 28, 2020, expressed an unqualified opinion on those financial statements.
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
/s/Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 28, 2020

Brookfield Property Partners L.P.
Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2019	Dec. 31, 2018
Assets
Non-current assets
Investment properties	5	$75,511	$80,196
Equity accounted investments	7	20,764	22,698
Participating loan interests	9	—	268
Property, plant and equipment	10	7,278	7,506
Goodwill	11	1,041	1,109
Intangible assets	12	1,162	1,179
Other non-current assets	13	2,326	1,856
Loans and notes receivable		272	594
Total non-current assets		108,354	115,406
Current assets
Loans and notes receivable		57	461
Accounts receivable and other	14	1,407	2,361
Cash and cash equivalents		1,438	3,288
Total current assets		2,902	6,110
Assets held for sale	15	387	1,004
Total assets		$111,643	$122,520

Liabilities and equity
Non-current liabilities
Debt obligations	16	$46,565	$57,937
Capital securities	17	3,000	2,865
Other non-current liabilities	19	2,162	2,294
Deferred tax liabilities	18	2,515	2,378
Total non-current liabilities		54,242	65,474
Current liabilities
Debt obligations	16	8,825	5,874
Capital securities	17	75	520
Accounts payable and other liabilities	20	3,426	3,749
Total current liabilities		12,326	10,143
Liabilities associated with assets held for sale	15	140	163
Total liabilities		66,708	75,780

Equity
Limited partners	21	13,274	12,353
General partner	21	4	4
Preferred equity	21	420	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	21,22	13,200	12,740
Limited partnership units of Brookfield Office Properties Exchange LP	21,22	87	96
FV LTIP units of the Operating Partnership	21,22	35	—
Class A shares of Brookfield Property REIT Inc. (“BPR”)	21,22	1,930	3,091
Interests of others in operating subsidiaries and properties	6,22	15,985	18,456
Total equity		44,935	46,740
Total liabilities and equity		$111,643	$122,520

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Income

(US$ Millions, except per unit information) Years ended Dec. 31,	Note	2019	2018	2017
Commercial property revenue	23	$5,691	$5,043	$4,192
Hospitality revenue	24	1,909	1,913	1,648
Investment and other revenue	25	603	283	295
Total revenue		8,203	7,239	6,135
Direct commercial property expense	26	1,967	1,851	1,617
Direct hospitality expense	27	1,219	1,236	1,079
Investment and other expense		82	26	138
Interest expense		2,924	2,464	1,967
Depreciation and amortization	28	341	308	275
General and administrative expense	29	882	1,032	614
Total expenses		7,415	6,917	5,690
Fair value gains, net	30	596	2,466	1,254
Share of net earnings from equity accounted investments	7	1,969	947	961
Income before income taxes		3,353	3,735	2,660
Income tax expense	18	196	81	192
Net income		$3,157	$3,654	$2,468

Net income attributable to:
Limited partners		$884	$764	$136
General partner		—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		896	1,085	233
Limited partnership units of Brookfield Office Properties Exchange LP		6	17	6
FV LTIP units of the Operating Partnership		1	—	—
Class A shares of Brookfield Property REIT Inc.		169	112	—
Interests of others in operating subsidiaries and properties		1,201	1,676	2,093
Total		$3,157	$3,654	$2,468

Net income per LP Unit:
Basic	21	$1.89	$2.28	$0.48
Diluted	21	$1.89	$2.26	$0.48

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Comprehensive Income

(US$ Millions) Years ended Dec. 31,	Note	2019	2018	2017
Net income		$3,157	$3,654	$2,468
Other comprehensive income (loss)	32
Items that may be reclassified to net income:
Foreign currency translation		63	(788)	654
Cash flow hedges		21	34	77
Available-for-sale securities (“AFS”)		—	—	(5)
Equity accounted investments		(50)	(8)	11
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive income (“FVTOCI”)		(7)	(2)	—
Share of revaluation surplus on equity accounted investments		16	92	58
Remeasurement of defined benefit obligations		(1)	2	(1)
Revaluation surplus		281	254	86
Total other comprehensive income (loss)		323	(416)	880
Total comprehensive income		$3,480	$3,238	$3,348
Comprehensive income attributable to:
Limited partners
Net income		$884	$764	$136
Other comprehensive income (loss)		74	(178)	183
		958	586	319
General partner
Net income		—	—	—
Other comprehensive income (loss)		—	—	—
		—	—	—
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income		896	1,085	233
Other comprehensive income (loss)		74	(252)	312
		970	833	545
Limited partnership units of Brookfield Office Properties Exchange LP
Net income		6	17	6
Other comprehensive income (loss)		1	(4)	8
		7	13	14
FV LTIP units of the Operating Partnership
Net income		1	—	—
Other comprehensive income (loss)		—	—	—
		1	—	—
Class A shares of Brookfield Property REIT Inc.
Net income		169	112	—
Other comprehensive income (loss)		14	(26)	—
		183	86	—
Interests of others in operating subsidiaries and properties
Net income		1,201	1,676	2,093
Other comprehensive income (loss)		160	44	377
		1,361	1,720	2,470
Total comprehensive income		$3,480	$3,238	$3,348
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
(US$ Millions)	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	Limited partners equity	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	General partner equity	Total preferred equity	Redeemable/ exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	FV LTIP units of the Operating Partnership	Class A shares of Brookfield Property REIT Inc.	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2018	$8,987	$2,234	$1,657	$(525)	$12,353	$4	$2	$(2)	$—	$4	$—	$12,740	$96	$—	$3,091	$18,456	$46,740
Net income	—	884	—	—	884	—	—	—	—	—	—	896	6	1	169	1,201	3,157
Other comprehensive income	—	—	—	74	74	—	—	—	—	—	—	74	1	—	14	160	323
Total comprehensive income	—	884	—	74	958	—	—	—	—	—	—	970	7	1	183	1,361	3,480
Distributions	—	(573)	—	—	(573)	—	—	—	—	—	—	(580)	(4)	(1)	(108)	(3,225)	(4,491)
Preferred distributions	—	(15)	—	—	(15)	—	—	—	—	—	—	—	—	—	—	—	(15)
Issuances / repurchases of equity interests in operating subsidiaries	(439)	9	(38)	—	(468)	—	—	—	—	—	420	(21)	—	4	(107)	(607)	(779)
Exchange of exchangeable units	8	—	2	—	10	—	—	—	—	—	—	2	(12)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	701	—	364	—	1,065	—	—	—	—	—	—	—	—	—	(1,065)	—	—
Change in relative interests of non-controlling interests	—	—	(25)	(31)	(56)	—	—	1	(1)	—	—	89	—	31	(64)	—	—
Balance as at Dec. 31, 2019	$9,257	$2,539	$1,960	$(482)	$13,274	$4	$2	$(1)	$(1)	$4	$420	$13,200	$87	$35	$1,930	$15,985	$44,935

Balance as at Dec. 31, 2017	$5,613	$1,878	$140	$(236)	$7,395	$4	$2	$—	$—	$6	$—	$14,500	$285	$—	$—	$12,938	$35,124
Net income	—	764	—	—	764	—	—	—	—	—	—	1,085	17	—	112	1,676	3,654
Other comprehensive income (loss)	—	—	—	(178)	(178)	—	—	—	—	—	—	(252)	(4)	—	(26)	44	(416)
Total comprehensive income (loss)	—	764	—	(178)	586	—	—	—	—	—	—	833	13	—	86	1,720	3,238
Distributions	—	(410)	—	—	(410)	—	—	—	—	—	—	(551)	(9)	—	(89)	(2,739)	(3,798)
Issuances / repurchases of equity interests in operating subsidiaries	2,137	2	86	—	2,225	—	—	—	—	—	—	27	—	—	3,387	6,537	12,176
Exchange of exchangeable units	156	—	19	(2)	173	—	—	—	—	—	—	31	(204)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	1,081	—	296	—	1,377	—	—	—	—	—	—	305	—	—	(1,682)	—	—
Change in relative interests of non-controlling interests	—	—	1,116	(109)	1,007	—	—	(2)	—	(2)	—	(2,405)	11	—	1,389	—	—
Balance as at Dec. 31, 2018	$8,987	$2,234	$1,657	$(525)	$12,353	$4	$2	$(2)	$—	$4	$—	$12,740	$96	$—	$3,091	$18,456	$46,740

Balance as at Dec. 31, 2016	$5,743	$2,085	$127	$(419)	$7,536	$4	$2	$—	$—	$6	$—	$14,523	$293	$—	$—	$11,803	$34,161
Net income	—	136	—	—	136	—	—	—	—	—	—	233	6	—	—	2,093	2,468
Other comprehensive income (loss)	—	—	—	183	183	—	—	—	—	—	—	312	8	—	—	377	880
Total comprehensive income (loss)	—	136	—	183	319	—	—	—	—	—	—	545	14	—	—	2,470	3,348
Distributions	—	(301)	—	—	(301)	—	—	—	—	—	—	(516)	(13)	—	—	(2,685)	(3,515)
Issuances / repurchases of equity interests in operating subsidiaries	(136)	(42)	13	—	(165)	—	—	—	—	—	—	(53)	(2)	—	—	1,350	1,130
Exchange of exchangeable units	6	—	—	—	6	—	—	—	—	—	—	1	(7)	—	—	—	—
Balance as at Dec. 31, 2017	$5,613	$1,878	$140	$(236)	$7,395	$4	$2	$—	$—	$6	$—	$14,500	$285	$—	$—	$12,938	$35,124
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Cash Flows

(US$ Millions) Years ended Dec. 31,	Note	2019	2018	2017
Operating activities
Net income		$3,157	$3,654	$2,468
Share of equity accounted earnings, net of distributions		(1,499)	(429)	(592)
Fair value (gains), net	30	(596)	(2,466)	(1,254)
Deferred income tax expense (benefit)	18	32	(218)	20
Depreciation and amortization	28	341	308	275
Working capital and other		(811)	508	(278)
		624	1,357	639
Financing activities
Debt obligations, issuance		23,797	29,804	17,154
Debt obligations, repayments		(21,127)	(19,936)	(14,124)
Capital securities, issued		—	—	249
Capital securities, redeemed		(420)	(905)	(297)
Preferred equity, issued		420	—	—
Non-controlling interests, issued		1,432	3,180	2,391
Non-controlling interests, purchased		(15)	—	(480)
Repayment of lease liabilities		(17)	—	—
Limited partnership units, issued		13	501	—
Limited partnership units, repurchased		(452)	(81)	(136)
Class A shares of Brookfield Property REIT Inc., repurchased		(102)	—	—
Distributions to non-controlling interests in operating subsidiaries		(3,140)	(2,631)	(2,679)
Preferred distributions		(15)	—	—
Distributions to limited partnership unitholders		(573)	(410)	(301)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(580)	(551)	(516)
Distributions to holders of Brookfield Office Properties Exchange LP units		(4)	(9)	(13)
Distributions to holders of FV LTIP units of the Operating Partnership		(1)	—	—
Distributions to holders of Class A shares of Brookfield Property REIT Inc.		(108)	(89)	—
		(892)	8,873	1,248
Investing activities
Acquisitions
Investment properties		(4,549)	(2,293)	(1,944)
Property, plant and equipment		(372)	(478)	(250)
Equity accounted investments		(684)	(622)	(1,060)
Financial assets and other		(2,120)	(1,982)	(501)
Acquisition of subsidiaries		—	(12,035)	(3,897)
Dispositions
Investment properties		4,200	5,619	3,823
Property, plant and equipment		17	522	—
Equity accounted investments		1,109	1,140	1,006
Financial assets and other		1,775	1,952	71
Disposition of subsidiaries		43	(21)	(89)
Cash impact of deconsolidation		(1,132)	(100)	905
Restricted cash and deposits		102	(108)	50
		(1,611)	(8,406)	(1,886)
Cash and cash equivalents
Net change in cash and cash equivalents during the year		(1,879)	1,824	1
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		29	(27)	34
Balance, beginning of year		3,288	1,491	1,456
Balance, end of year		$1,438	$3,288	$1,491

Supplemental cash flow information
Cash paid for:
Income taxes		$253	$236	$82
Interest (excluding dividends on capital securities)		$2,476	$2,253	$1,567
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

The partnership’s sole direct investments are a 50% managing general partnership units (“GP Units”) interest in Brookfield Property L.P. (the “operating partnership”) and an interest in BP US REIT LLC, which holds the partnership’s interest in commercial and other income producing property operations. The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the symbols “BPY” and “BPY.UN”, respectively. The partnership’s Preferred Units, Series 1, Preferred Units, Series 2, and Preferred Units, Series 3 are traded on the Nasdaq under the symbols “BPYPP”, “BPYPO”, and “BPYPN”, respectively.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the partnership on February 4, 2020.

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

Net income and each component of other comprehensive income are attributed to owners of the partnership and to non-controlling interests. Non-controlling interests in the partnership’s operating subsidiaries and properties, redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the operating partnership (“Special LP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), FV LTIP units of the Operating Partnership (“FV LTIP Units”) and Class A stock, par value $0.01 per share, of

Brookfield Property REIT Inc. (“BPR Units”) are presented separately in equity on the consolidated balance sheets. The Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPR Units have the same economic attributes as LP Units. Accordingly, the net income and components of other comprehensive income allocated to these units are equivalent to that allocated to the LP Units (on a per unit basis).

Net income and the components of comprehensive income of the partnership’s operating subsidiaries and properties are generally allocated between the partnership and non-controlling equity holders based on the relative proportion of equity interests. Certain of the partnership’s subsidiaries are subject to profit sharing arrangements with affiliated entities who hold non-controlling interests that result in allocation of income on an other than proportionate basis if specified targets are met. In these circumstances, net income is allocated between the partnership and non-controlling interests based on proportionate equity interest until the attribution of profits under the agreement is no longer subject to adjustment based on future events. In the period that allocation of the subsidiary’s cumulative earnings under the profit-sharing arrangement is no longer subject to adjustment, it is recognized as a fair value loss attributable to unitholders for the period.

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

Substantially all of the partnership’s investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly or annual valuations prepared by external valuation professionals. Where an external appraisal is obtained for a property that is valued using a model developed by management, the partnership compares the results of those external appraisals to its internally prepared values and reconcile significant differences when they arise. Discount and terminal capitalization rates are verified by comparing to market data, third party reports, research material and brokers opinions. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis.

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
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable. For this purpose, a sale is highly probable if management is committed to a plan to achieve the sale; there is an active program to find a buyer; the non-current asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; the sale is anticipated to be completed within one year from the date of classification; and it is unlikely there will be significant changes to the plan or that the plan will be withdrawn. Non-current assets and disposal groups held for sale that are not investment properties are recorded at the lower of carrying amount and fair value less costs to sell on the consolidated balance sheet. Any gain or loss arising from the change in measurement basis as a result of reclassification is recognized in the profit or loss at the time of reclassification. Investment properties that are held for sale are recorded at fair value determined in accordance with IFRS 13, Fair Value Measurement.

Where a component of an entity has been disposed of, or is classified as held for sale, and it represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, the related results of operations and gain or loss on reclassification or disposition are presented in discontinued operations.

g)	Hospitality assets
The partnership accounts for its investments in hospitality properties as property, plant and equipment under the revaluation model. Hospitality properties are recognized initially at cost if acquired in an asset acquisition, or fair value if acquired in a business combination (see Note 2(p), Business Combinations, for further discussion) and subsequently carried at fair value at the revaluation date less any accumulated impairment and subsequent accumulated depreciation. The partnership depreciates these assets on a straight-line basis over their relevant estimated useful lives. Fair values of hospitality properties are determined using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Fair value estimates for hospitality properties represent the estimated fair value of the property, plant and equipment of the hospitality business only and do not include any associated intangible assets.

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

Certain of the partnership’s hospitality assets are right-of-use assets arising from leases where the partnership is the lessee, which are subsequently measured on a depreciated cost basis since they represent a separate class of property, plant and equipment to the partnership’s owned hospitality assets (see Note 2(j), Leases, for further discussion).

h)	Inventory
Develop-for-sale multifamily projects, residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell. Certain of the partnership’s inventory are right-of-use assets arising from leases where the partnership is the lessee, which are subsequently measured at cost subject to impairment (see Note 2(j), Leases, for further discussion).

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

Fair value measurements are adopted by the partnership to calculate the carrying amounts of various assets and liabilities.

j)	Leases
The partnership adopted IFRS 16, Leases (“IFRS 16”) effective January 1, 2019. It supersedes IAS 17, Leases (“IAS 17”) and related interpretations. IFRS 16 brings most leases on-balance sheet as right-of-use (“ROU”) assets and lease liabilities for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged (see Note 2(q), Revenue Recognition for further discussion). The partnership has applied IFRS 16 using the modified retrospective approach and comparative periods are not restated. The adoption of IFRS 16 resulted in the recognition of lease liabilities for those leases previously classified as operating leases of $873 million, ROU assets of $721 million that are classified as investment properties, $122 million that are classified as property, plant and equipment, $22 million that are classified as inventory and an immaterial impact to equity. These amounts do not include the lease liabilities and ROU assets of certain investments that were deconsolidated by the partnership on January 31, 2019. See Note 5, Investment Properties for further information.

In applying IFRS 16 for the first time, the partnership has applied the following practical expedients permitted by the standard on a lease-by-lease basis. These practical expedients are only available upon adoption and cannot be applied for any new lease executed after adoption:

•	the accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases;

•	the exclusion of initial direct costs for the measurement of the ROU assets;

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

•	adjusting the measurement of the ROU assets by the amount of any provision for onerous leases recognized under IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”).

The partnership has also elected not to reassess whether a contract is or contains a lease. Accordingly, the definition of a lease in accordance with IAS 17 and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”) will continue to be applied to leases entered into or modified before January 1, 2019.

Lease obligations at December 31, 2018 were as follows, as disclosed in the partnership’s annual report on Form 20-F for the year-ended December 31, 2018:

(US$ Millions)	Dec. 31, 2018
Less than 1 year	$104
1-5 years	401
More than 5 years	5,631
Total	6,136

The lease obligations as disclosed in the table above included leases that are classified as finance leases, short-term leases and low-value leases, which are immaterial. It also included operating leases held by certain investments that were deconsolidated as of January 31, 2019. The partnership calculated the lease liabilities for the operating leases by discounting the future lease obligations at the respective incremental borrowing rates at the date of initial adoption. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities recognized at the date of initial adoption was 6.8%. Total lease liabilities for the year ended December 31, 2019 consists of $43 million current lease liabilities and $889 million non-current lease liabilities. For the year ended December 31, 2019, ROU assets of $752 million that are classified as investment properties, $175 million that are classified as property, plant and equipment, $31 million that are classified as inventory.

The partnership determines at the inception of a contract if the arrangement is, or contains, a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The criteria specified in IFRS 16 apply to contracts entered into, or changed, on or after January 1, 2019. Lease components and non-lease components are separated on a relative stand-alone selling price basis for the partnership’s leases as lessor. For the partnership’s leases as lessee, the partnership applies the practical expedient which is available by asset class not to allocate contract consideration between lease and non-lease components. The change in definition of a lease mainly relates to the concept of control. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration.

The partnership recognizes a ROU asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for leases with a lease term of 12 months or less (“short-term leases”) and leases of low value assets (“low-value leases”). For these leases, the partnership recognizes the lease payments as an expense on a straight-line basis over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the rate implicit in the lease if that rate can be readily determined. If the rate implicit in the lease cannot be readily determined, the partnership uses the incremental borrowing rate. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment. This rate is expected to be similar to the interest rate implicit in the lease. Where a lease contains a parental guarantee, the incremental borrowing rate may be determined with reference to the parent rather than the lessee. The partnership uses a single discount rate to account for portfolios of leases with similar characteristics. Lease payments included in the measurement of the lease liability is comprised of i) fixed lease payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. Lease liabilities are presented in Accounts payable and other liabilities (current) and Other non-current liabilities (non-current) on the consolidated balance sheets. Lease liabilities are subsequently measured under the effective interest method that is increased by the interest expense on the lease liabilities recognized on the consolidated statements of income and reduced by lease payments made that are recognized in the consolidated statements of cash flows. Lease payments not included in the measurement of lease liabilities continue to be recognized in the direct commercial property expense, direct hospitality expense or general and administrative expense lines on the consolidated statements of income.

ROU asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. ROU assets classified as investment properties are subsequently measured at fair value. ROU assets classified as property, plant and equipment are subsequently measured on a depreciated cost basis over the lease term. If such lease transfers ownership of the underlying asset or the cost of the ROU asset reflects that the partnership expects to exercise a purchase option, the related ROU asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. ROU assets classified as inventory are subsequently carried at cost subject to impairment. ROU assets are presented in the respective lines based on their classification on the consolidated balance sheets. Whenever the partnership incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. The costs are included in the related ROU asset.

The partnership remeasures lease liabilities and makes a corresponding adjustment to the related ROU assets when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The partnership made additional disclosures in Note 5, Investment Properties, Note 10, Property, Plant And Equipment, Note 13, Other Non-Current Assets, Note 19, Other Non-Current Liabilities, Note 20, Accounts Payable And Other Liabilities, Note 26, Direct Commercial Property Expense and Note 28, Depreciation and Amortization, as a result of the adoption.

k)	Intangible assets
Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at fair value at the acquisition date. The partnership’s intangible assets are comprised primarily of trademarks and licensing agreements.

Subsequent to initial recognition, intangible assets with a finite life are measured at cost less accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible asset and is recognized in net income for the respective reporting period. Intangible assets with an indefinite life are measured at cost as adjusted for subsequent impairment. Impairment tests for intangible assets with an indefinite life are performed annually. Impairment losses previously taken may be subsequently reversed in net income of future reporting periods.

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

Debt instruments are subsequently measured at amortized cost where the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt instruments are measured subsequently at fair value through other comprehensive income (“FVTOCI”) where the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets and its contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. By default, all other financial assets are measured subsequently at fair value through profit or loss (“FVTPL”). Despite the foregoing, the partnership may make an irrevocable election/designation at initial recognition of a financial asset to present subsequent changes in fair value of an equity investment in other or to designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

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
The partnership enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, options, interest rate swaps and interest rate caps. Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in net income immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

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

In a cash flow hedge, the effective portion of the change in the fair value of the hedging derivative is recognized in other comprehensive income while the ineffective portion is recognized in fair value gains, net. Hedging gains and losses recognized in accumulated other comprehensive income are reclassified to net income in the periods when the hedged item affects net income, or recognized as part of the transaction price when the hedged transaction occurs. The partnership discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria. This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognized in other comprehensive income and accumulated in the cash flow hedge reserve at that time remains in equity and is reclassified to profit or loss when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in cash flow hedge reserve is reclassified immediately to net income.

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

The partnership adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued by the IASB in September 2019, (“IBOR Amendments”) effective October 1, 2019 in advance of its January 1, 2020 mandatory effective date. The IBOR Amendments have been applied retrospectively to hedging relationships existing at the start of the reporting period or designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to the partnership’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the partnership assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. There was no impact since these amendments enable the partnership to continue hedge accounting for hedging relationships which have been previously designated.

It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR. All of these are expected to become effective prior to December 31, 2021. The partnership is currently finalizing and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and interest rate caps.

Note 35, Financial Instruments provides details of the hedging instruments and hedged exposures to which the IBOR Amendments are applied.

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
The partnership adopted the Amendments to IFRS 3, Business Combinations (“IFRS 3 Amendments”) for business combinations or asset acquisitions occurring after January 1, 2019 in advance of its mandatory effective date January 1, 2020. IFRS 3 Amendments clarifies the definition of a business in determining whether an acquisition is a business combination or an asset acquisition. It has removed the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs and the reference to an ability to reduce costs, and requires, at a minimum, the acquired set of activities and assets to include an input and a substantive process to meet the definition of a business. IFRS 3 Amendments also provides for an optional concentration test to assess whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The partnership has adopted the amendments prospectively.

Following the adoption of the IFRS 3 Amendments, the partnership continues to account for business combinations in which control is acquired under the acquisition method. When an acquisition is made, the partnership considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process, the acquisition fails to meet the definition of a business and is accounted for as asset acquisition. Assets acquired through asset acquisitions are initially measured at cost, which includes the transaction costs incurred for the acquisitions.

For business combinations, consideration is the aggregate of the fair values, at the date of exchange, of assets transferred, liabilities incurred by the partnership to the former owners, and equity instruments issued in exchange for control of the acquiree. Acquisitions related costs are recognized in net income as incurred. At the acquisition date, the partnership recognizes the identifiable assets acquired and liabilities assumed at their acquisition-date fair values, except for non-current assets classified as held-for-sale, which are recognized at fair value less costs to sell, and deferred tax assets or liabilities, which are measured in accordance with IAS 12, Income Taxes. The partnership also evaluates whether there are intangible assets acquired that have not previously been recognized by the acquiree and recognizes them as identifiable intangible assets.

For business combinations, non-controlling shareholders’ interests in the acquiree are initially measured at either fair value or their proportionate share of acquiree’s identifiable assets if the non-controlling interest represents a present ownership interest that entitles its holder to a proportionate share of the acquiree’s net assets. Other components of non-controlling interests in acquirees are recognized at fair value.

Goodwill for a business combination is measured as the excess of the sum of the consideration transferred, the amount of any non‑controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the acquisition date values of the net assets acquired. If, after reassessment, the value of the net assets acquired exceeds the sum of the consideration transferred, the amount of any non‑controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

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

Measurement period adjustments for business combinations are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the business combination occurs, the partnership reports provisional amounts for items for where the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

q)	Revenue recognition
The partnership adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) effective January 1, 2018. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The partnership’s revenue from leases is outside the scope of IFRS 15. The partnership’s material revenue streams subject to IFRS 15 are hospitality revenue and non-lease components within lease arrangements arising from the recovery of certain operating expenses from tenants. The adoption of IFRS 15 did not result in any material change to the pattern of revenue recognition by the partnership. The partnership adopted the standard using the modified retrospective approach with no restatement of comparatives and did not record any adjustment upon adoption. The partnership made additional disclosures in Note 23, Commercial Property Revenue, Note 24, Hospitality Revenue and Note 39, Segment Information, as a result of the adoption. Following the adoption of IFRS 15, the partnership has separately disclosed other revenue from tenants in Note 23, Commercial Property Revenue, which consists of non-lease components within lease arrangements arising from the recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15. Other revenue from tenants is recognized when the partnership has satisfied its performance obligation by delivering services as agreed upon in the lease agreements to tenants at an amount equal to the component of revenue allocated to such performance obligation. The recognition pattern of hospitality revenue is not impacted upon adoption of IFRS 15.

The partnership adopted IFRS 16, effective January 1, 2019. It supersedes IAS 17, and its related interpretations, (see Note 2(j), Leases, for further discussion). IFRS 16 does not change substantially how the partnership as lessor accounts for leases. Under IFRS 16, lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. The partnership made additional disclosures in Note 23, Commercial Property Revenue, as a result of the adoption of IFRS 16.

(i)	Commercial property revenue
Revenue from investment properties is presented within commercial property revenue on the consolidated statements of income. The partnership has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. Generally, this occurs on the lease commencement date or, where the partnership is required to make additions to the property in the form of tenant improvements to enhance the value of the property, upon substantial completion of those improvements. The total amount of contractual rents expected from operating leases is recognized on a straight-line basis over the term of the lease, including contractual base rent and subsequent rent increases as a result of rent escalation clauses. A rent receivable, included within the carrying amount of investment properties, is used to record the difference between the rental revenue recorded and the contractual amount received.

Rental receivables and related revenue also includes percentage participating rents and recoveries of operating expenses. However, recoveries of operating expenses related to property taxes and insurance are deemed as other rental revenue. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries classified as rental income or non-rental income are recognized in the period that recoverable costs are chargeable to tenants. Where a tenant is legally responsible for operating expenses and pays them directly in accordance with the terms of the lease, the partnership does not recognize the expenses or any related recovery revenue.

Under IFRS 16, where the partnership is the intermediate lessor, it accounts for the head lease and the sublease as two separate contracts, classifying the sublease as a finance or operating lease with reference to the right-of-use asset arising from the head lease.

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

t)	BPR Units
BPR Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. The BPR Units provide the holder with direct economic benefits and exposures to Brookfield Properties REIT Inc. (“BPR”) and accordingly to the variability of the distributions of BPR. Accordingly, the BPR Units have been presented within non-controlling interests on the consolidated balance sheets. The BPR Units do not entail a contractual obligation on the part of the partnership to deliver cash and can be settled by the partnership, at its sole discretion, by issuing a fixed number of its own equity instruments.

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

(iv)	Business combinations
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

(v)	Investment properties
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

(vi)	Investments in Australia
Prior to the conversion of the participating loan interests in the fourth quarter of 2019, the partnership had an economic interest in a portfolio of properties in Australia owned by Brookfield Asset Management in the form of participating loan agreements that provided the partnership with an interest in the results of operations and changes in fair values of the properties in the Australian portfolio. These participating loan interests were convertible by the partnership at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that had direct ownership of the property (the “property subsidiaries”). The critical judgments made in the accounting for this investment relate to the partnership’s determination that the economic interests held by the partnership in certain entities within the Australian portfolio represented controlling interests in those entities, the determination of unit of account where related financial instruments had been entered into in contemplation of each other, the recognition of certain amounts paid to the partnership’s parent as financial assets or equity transactions, and the measurement of assets and liabilities recognized as a result of transactions with entities under common control. As a result of these judgments, the partnership had accounted for its interests in certain property subsidiaries as a controlling interest in a subsidiary or an equity accounted interest in a jointly controlled entity. Interests in other properties and entities were accounted for as participating loan notes that give rise to interest income reflecting the results of operations of the underlying property and gain or losses on an embedded derivative that corresponded to the property’s change in fair value.

(vii)	Assets held for sale
The partnership’s accounting policies relating to assets held for sale are described in Note 2(f), Assets Held for Sale. In applying this policy, judgment is applied in determining whether sale of certain assets is highly probable, which is a necessary condition for being presented within assets held for sale.

(viii)	Revaluation of hospitality assets
When determining the carrying amounts under the revaluation method, the partnership uses the following critical assumptions and estimates: estimates of replacement cost and estimates of remaining economic life.

(ix)	Income taxes
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

(x)	Leases
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

The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that a lease extension or termination option will be exercised in determining lease term; iii) determining the classification of lease agreements for lessor leases; iv) determining whether variable payments are in-substance fixed; v) establishing whether there are multiple leases in an arrangement; and vi) determining the fair value method of ROU assets classified as investment properties. As lessor, the partnership also makes judgments in determining whether certain leases are operating or finance leases.

The partnership uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.

(xi)	Financial instruments
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

(xii)	Indicators of impairment
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

(xiii)	Other critical judgments
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

(xiv)	Future accounting policies
There are no accounting policies issued as of December 31, 2019 that the partnership expects to adopt in the future and which the partnership expects will have a material impact.

NOTE 3. BUSINESS COMBINATIONS

a)	Completed in 2019
As discussed in Note 2(p), Business Combinations, the partnership adopted the IFRS 3 Amendments effective January 1, 2019 in advance of its mandatory effective date. IFRS 3 Amendments clarifies the definition of a business in determining whether an acquisition is a business combination or an asset acquisition.

The partnership did not complete any business combinations during the year ended December 31, 2019.

b)	Completed in 2018
In addition to the partnership’s acquisition of GGP Inc. (“GGP”) in 2018 that is discussed in Note 4, Acquisition of GGP Inc., the partnership completed the following significant business combinations (prior to the adoption of IFRS 3 Amendments) during 2018 through Brookfield-sponsored real estate funds:

•
On February 1, 2018, the partnership acquired a portfolio of 105 extended-stay hotel properties across the United States (“Extended-Stay Hotel Portfolio”) for total consideration of $764 million. During 2018, the partnership completed the purchase price allocation for Extended-Stay Hotel Portfolio. No material changes were made to the provisional purchase price allocation.

•
On February 1, 2018, the partnership acquired a portfolio of 15 student housing properties in the United Kingdom (“UK Student Housing IV”), for total consideration of £527 million ($752 million). During 2018, the partnership completed the purchase price allocation for UK Student Housing IV. No material changes were made to the provisional purchase price allocation.

•
On August 3, 2018, the partnership acquired a 100% leasehold interest in 660 Fifth Avenue, a commercial office asset in New York, for consideration of $1,299 million. During 2019, the partnership completed the purchase price allocation for 660 Fifth Avenue. No material changes were made to the provisional purchase price allocation. This portfolio was deconsolidated by the partnership on January 31, 2019. See Note 5, Investment Properties for further information.

•
On December 7, 2018, the partnership acquired all of the outstanding common shares of Forest City Realty Trust Inc. (“Forest City”), a publicly traded company which owns a portfolio of office, multifamily and mixed-use assets across the U.S, for consideration of $6,948 million. During 2019, the partnership finalized the review over the fair value of the investment properties and property debt obligations as at the acquisition date and recognized an opening equity adjustment of $549 million that mostly consisted of a bargain purchase gain. The bargain purchase gain was reflecting the discount to net asset value of the previously publicly traded shares of Forest City. No other material changes were made to the provisional purchase price allocation. This portfolio was deconsolidated by the partnership on January 31, 2019. See Note 5, Investment Properties for further information.

The partnership also completed several individually immaterial business combinations during 2018 for total consideration of $3,948 million. The acquisitions were primarily LP Investments made by Brookfield-sponsored real estate funds to invest the funds’ capital. The partnership consolidates the acquired investments as Brookfield Asset Management’s power as general partner, together with the partnership’s LP interests, provide the partnership with control over the investments. As noted above, 660 Fifth Avenue and Forest City were deconsolidated by the partnership on January 31, 2019. See Note 5, Investment Properties for further information.

The following table summarizes the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed in addition to the consideration and transaction costs incurred:

(US$ Millions)	Extended- Stay Hotel Portfolio	UK Student Housing IV	660 Fifth Avenue(3)	Forest City(3)	Other	Total
Date of acquisition	2/1/2018	2/1/2018	8/3/2018	12/7/2018	Various
Investment properties	$—	$742	$1,292	$9,409	$3,846	$15,289
Property, plant and equipment	768	2	—	—	922	1,692
Equity accounted investments	5	—	—	1,479	79	1,563
Goodwill	—	—	—	—	96	96
Intangible assets	—	—	—	—	54	54
Accounts receivable and other	2	53	11	935	944	1,945
Cash and cash equivalents	2	18	—	487	168	675
Total assets	777	815	1,303	12,310	6,109	21,314
Less:
Debt obligations	—	—	—	(3,504)	(1,504)	(5,008)
Accounts payable and other	(13)	(63)	(4)	(700)	(283)	(1,063)
Deferred tax liabilities	—	—	—	—	(47)	(47)
Non-controlling interests(1)	—	—	—	(609)	(88)	(697)
Net assets acquired	$764	$752	$1,299	$7,497	$4,187	$14,499
Consideration(2)	$764	$752	$1,299	$6,948	$3,948	$13,711
Transaction costs	$9	$7	$44	$202	$67	$329

(1)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of the fair value of the assets, liabilities and contingent liabilities on the date of acquisition.

(2)	Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

(3)	These investments were deconsolidated by the partnership on January 31, 2019. See Note 5, Investment Properties for further information.

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

NOTE 4. ACQUISITION OF GGP INC.
On March 26, 2018, the partnership entered into a definitive merger agreement with GGP to acquire all of the outstanding common shares of GGP other than those shares already held by the partnership and its subsidiaries. Under the terms of the agreement, GGP common shareholders had the right to elect to receive, for each GGP share, subject to proration, (i) $23.50 in cash or (ii) either one BPY unit or one BPR Unit, a new U.S. REIT security formed by recapitalizing GGP and amending its governing documents. Each BPR Unit is structured to provide an economic return equivalent to a LP Unit. The holder of a BPR Unit has the right, at any time, to request the share be redeemed for the cash equivalent to the value of a LP Unit. In the event the holder of a BPR Unit exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with a LP Unit rather than cash.

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

As discussed in Note 21, Equity, the BPR Units issued on closing represent a non-controlling interest in the partnership.

During 2019, the partnership completed the purchase price allocation for GGP. No material changes were made to the provisional purchase price allocation.

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

NOTE 5. INVESTMENT PROPERTIES
The following table presents a roll forward of investment property balances for the years ended December 31, 2019 and 2018:

	Year ended Dec. 31, 2019			Year ended Dec. 31, 2018
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of year	$76,014	$4,182	$80,196	$48,780	$2,577	$51,357
Changes resulting from:
Property acquisitions(1)	6,797	246	7,043	31,783	1,658	33,441
Capital expenditures	1,540	1,229	2,769	1,098	1,185	2,283
Accounting policy change(2)	704	22	726	—	—	—
Property dispositions(3)	(742)	(37)	(779)	(4,115)	(451)	(4,566)
Fair value gains, net	301	557	858	784	462	1,246
Foreign currency translation	69	72	141	(1,387)	(121)	(1,508)
Transfers between commercial properties and commercial developments	354	(354)	—	1,123	(1,123)	—
Impact of deconsolidation due to loss of control(4)	(10,701)	(798)	(11,499)	—	—	—
Reclassifications of assets held for sale and other changes	(2,771)	(1,173)	(3,944)	(2,052)	(5)	(2,057)
Balance, end of year(5)	$71,565	$3,946	$75,511	$76,014	$4,182	$80,196

(1)	The prior year primarily includes the commercial properties and developments from the GGP acquisition in 2018.

(2)	Includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets. See Note 2, Summary of Significant Accounting Policies for further information.

(3)	Property dispositions represent the carrying value on date of sale.

(4)	Includes the impact of the deconsolidation of Brookfield Strategic Real Estate Partners III (“BSREP III”) investments. See below for further information.

(5)
Includes right-of-use commercial properties and commercial developments of $720 million and $32 million, respectively, as of December 31, 2019. Current lease liabilities of $38 million has been included in accounts payable and other liabilities and non-current lease liabilities of $714 million have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. There are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

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

2019 Transactions
BSREP III deconsolidation
In the first quarter of 2019, BSREP III held its final close with total equity commitments of $15 billion. Prior to final close, the partnership had committed to 25%, or a controlling interest in the fund and as a result, had previously consolidated the investments made to date. Upon final close, on January 31, 2019, the partnership reduced its commitment to $1 billion, representing a 7% non-voting position. As a result, the partnership lost control and deconsolidated its investment in the fund, which primarily consists of Forest City and 660 Fifth Avenue. The partnership recognizes its investment in BSREP III as a financial asset, initially recognized at fair value and remeasured on each reporting date through fair value gain or loss. As a result of the deconsolidation, investment properties decreased by $11,499 million, equity accounted investments decreased by $1,434 million, property, plant and equipment decreased by $789 million and debt obligations decreased by $13,601 million.

Adoption of IFRS 16
The impact of the January 1, 2019 adoption of IFRS 16 resulted in the recognition of ROU investment properties of $721 million. Fair value loss related to IFRS 16 ROU assets for the year ended December 31, 2019 was $5 million. As of December 31, 2019, ROU investment properties was $752 million.

The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Dec. 31, 2019			Dec. 31, 2018
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office
United States	Discounted cash flow	7.0%	5.6%	12	6.9%	5.6%	12
Canada	Discounted cash flow	5.9%	5.2%	10	6.0%	5.4%	10
Australia	Discounted cash flow	6.8%	5.9%	10	7.0%	6.2%	10
Europe	Discounted cash flow	4.6%	4.1%	11	—%	—%	—
Brazil	Discounted cash flow	7.9%	7.4%	10	9.6%	7.7%	6
Core Retail	Discounted cash flow	6.7%	5.4%	10	7.1%	6.0%	12
LP Investments Office	Discounted cash flow	10.0%	7.3%	7	10.2%	7.0%	6
LP Investments Retail	Discounted cash flow	8.8%	7.3%	10	8.9%	7.8%	9
Mixed-use	Discounted cash flow	7.6%	5.4%	10	7.8%	5.4%	10
Logistics(1)	Direct capitalization	5.8%	n/a	n/a	9.3%	8.3%	10
Multifamily(1)	Direct capitalization	5.1%	n/a	n/a	4.8%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.3%	n/a	n/a	6.3%	n/a	n/a
Self-storage(1)	Direct capitalization	5.6%	n/a	n/a	5.7%	n/a	n/a
Student Housing(1)	Direct capitalization	5.8%	n/a	n/a	5.6%	n/a	n/a
Manufactured Housing(1)	Direct capitalization	5.5%	n/a	n/a	5.4%	n/a	n/a

(1)
The valuation method used to value multifamily, triple net lease, self-storage, student housing, logistics and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Operating investment properties with a fair value of approximately $14.1 billion (December 31, 2018 - $20.7 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any buildings held under operating leases.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(i) above.

	Dec. 31, 2019				Dec. 31, 2018
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$15,213	$535	$—	$—	$14,415	$822
Canada	—	—	4,633	173	—	—	4,127	118
Australia	—	—	1,881	419	—	—	2,342	49
Europe	—	—	936	1,931	—	—	137	1,194
Brazil	—	—	361	—	—	—	329	—
Core Retail (1)	—	—	21,561	—	—	—	17,224	383
LP Investments
LP Investments Office(1)	—	—	8,054	702	—	—	7,861	577
LP Investments Retail	—	—	2,812	—	—	—	3,408	6
Logistics	—	—	84	10	—	—	183	—
Multifamily	—	—	2,937	—	—	—	4,151	—
Triple Net Lease	—	—	4,508	—	—	—	5,067	—
Self-storage	—	—	991	16	—	—	847	84
Student Housing	—	—	2,445	160	—	—	2,031	386
Manufactured Housing	—	—	2,446	—	—	—	2,369	—
Mixed-Use (1)	—	—	2,703	—	—	—	11,523	563
Total	$—	$—	$71,565	$3,946	$—	$—	$76,014	$4,182

(1)	Includes the impact of the deconsolidation of BSREP III investments. See above for further information.

There were no transfers between levels within the fair value hierarchy related to investment properties during the years ended December 31, 2019 and 2018. Investment properties with a fair value of $73.2 billion (December 31, 2018 - $73.5 billion) are pledged as security for property debt.

The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties for December 31, 2019, for properties valued using the discounted cash flow or direct capitalization method, respectively:

Dec. 31, 2019
(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States	$764
Canada	223
Australia	174
Europe	20
Brazil	13
Core Retail	1,112
LP Investments
LP Investments Office	363
LP Investments Retail	108
Logistics	3
Mixed-use	112
Multifamily	130
Triple Net Lease	160
Self-storage	38
Student Housing	101
Manufactured Housing	107
Total	$3,428

During the year ended December 31, 2019, the partnership capitalized a total of $1,229 million (December 31, 2018 - $1,185 million) of costs related to development properties. Included in this amount is $1,125 million (December 31, 2018 - $1,089 million) of construction and related costs and $104 million (December 31, 2018 - $96 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2019 is 3.7% (December 31, 2018 - 4.2%).

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

The following table presents the partnership’s material subsidiaries as of December 31, 2019 and 2018:

	Jurisdiction of formation	Economic interest		Voting interest
		Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Subsidiary of the partnership
Brookfield Property L.P.(1)	Bermuda	50%	49%	100%	100%
Holding entities of the operating partnership
BPY Bermuda IV Holdings L.P.	Delaware	100%	100%	100%	100%
Brookfield BPY Retail Holdings II Inc.	Ontario	100%	100%	100%	100%
BPY Bermuda Holdings Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings II Limited	Bermuda	100%	100%	100%	100%
Brookfield BPY Holdings Inc.	Ontario	100%	100%	100%	100%
BPY Bermuda Holdings IV Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings IA Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings V Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings VI Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings VII Limited	Bermuda	100%	—%	100%	—%
Real estate subsidiaries of the holding entities
Brookfield Office Properties Inc. (“BPO”)	Canada	100%	100%	100%	100%
Brookfield BPY Holdings (Australia) ULC(2)	Canada	100%	100%	—%	—%
Forest City(4)	United States	—%	15%	—%	—%
BPR Retail Holdings LLC(5)	United States	100%	100%	95%	91%
BSREP CARS Sub-Pooling LLC(3)	United States	29%	29%	—%	—%
Center Parcs UK(3)	United Kingdom	27%	27%	—%	—%
BSREP II Aries Pooling LLC(3)	United States	26%	26%	—%	—%
BSREP UA Holdings LLC(3)	Cayman Islands	30%	30%	—%	—%
BSREP India Office Holdings Pte. Ltd.(3)	United States	33%	33%	—%	—%
BSREP II Retail Upper Pooling LLC(3)	United States	50%	50%	33%	33%
BSREP II Korea Office Holdings Pte. Ltd.(3)	South Korea	22%	22%	—%	—%
BSREP II PBSA Ltd.(3)	Bermuda	25%	25%	—%	—%
BSREP II MH Holdings LLC(3)	United States	26%	26%	—%	—%

(1)
BPY holds all managing general partner units of the operating partnership and therefore has the power to direct the relevant activities and affairs of the operating partnership. The managing general partner units represent 50% and 49% of the total number of the operating partnership’s units at December 31, 2019 and 2018, respectively.

(2)	This entity holds certain Australian properties not held through BPO.

(3)
The partnership holds its economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored real estate funds. By their nature, limited partnership interests do not have any voting rights. The partnership has entered into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investees.

(4)
Included non-controlling interests in recently acquired Forest City portfolio in 2018.The partnership deconsolidated Forest City on January 31, 2019. See Note 5, Investment Properties for further information.

(5)
The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership. Please see Note 4, Acquisition of GGP Inc., for further information. The partnership controls BPR as it held 95% of the voting stock of BPR through its 100% ownership of the BPR Class B and Class C shares. The balance of the voting rights in respect of BPR are held by the holders of the BPR Units.

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

	Jurisdiction of formation	Proportion of economic interests held by non- controlling interests		Non-controlling interests: Interests of others in operating subsidiaries and properties
(US$ Millions)		Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
BPO(1)	Canada	—%	—%	$4,808	$4,757
BPR Retail Holdings LLC(2)	United States	—%	—%	1,787	1,773
BSREP CARS Sub-Pooling LLC(3)	United States	71%	71%	973	957
BSREP II PBSA Ltd.	Bermuda	75%	75%	791	687
BSREP II MH Holdings LLC(3)	United States	74%	74%	773	700
Center Parcs UK(3)	United Kingdom	73%	73%	675	863
BSREP II Aries Pooling LLC(3)	United States	74%	74%	554	603
BSREP II Retail Upper Pooling LLC(3)	United States	50%	50%	541	552
BSREP II Korea Office Holdings Pte. Ltd.	South Korea	78%	78%	484	766
BSREP India Office Holdings Pte. Ltd.	United States	67%	67%	403	612
BSREP UA Holdings LLC(3)	Cayman Islands	70%	70%	102	507
Forest City(3)(4)	United States	—%	85%	—	3,437
Other	Various	18% - 76%	18% - 92%	4,094	2,242
Total				$15,985	$18,456

(1)	Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.

(2)	Includes non-controlling interests in BPR subsidiaries.

(3)
Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.

(4)	The non-controlling interests of Forest City was deconsolidated on January 31, 2019. See Note 5, Investment Properties, for further information.

Summarized financial information in respect of each of the partnership’s subsidiaries that have material non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	Dec. 31, 2019
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
BPO	$1,705	$43,102	$7,133	$17,033	$4,979	$15,662
BPR Retail Holdings LLC	402	32,526	1,523	15,509	1,787	14,109
BSREP CARS Sub-Pooling LLC	65	4,512	76	3,189	973	339
BSREP II PBSA Ltd.	68	2,633	73	1,566	791	271
BSREP II MH Holdings LLC	45	2,522	47	1,497	773	250
Center Parcs UK	70	4,445	242	3,343	675	255
BSREP II Aries Pooling LLC	158	1,880	487	808	554	189
BSREP II Retail Upper Pooling LLC	109	2,659	315	1,360	541	552
BSREP II Korea Office Holdings Pte. Ltd.	96	3,089	64	2,497	484	140
BSREP India Office Holdings Pte. Ltd.	35	2,252	150	1,539	403	195
BSREP UA Holdings LLC	46	349	6	243	102	44
Forest City(1)	—	—	—	—	—	—
Total	$2,799	$99,969	$10,116	$48,584	$12,062	$32,006

(1)	The non-controlling interests of Forest City was deconsolidated on January 31, 2019. See Note 5, Investment Properties, for further information.

	Dec. 31, 2018
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
BPO	$1,391	$38,895	$5,216	$16,521	$4,928	$13,621
Forest City	1,029	11,246	602	7,741	3,437	495
BPR Retail Holdings LLC	478	29,197	507	13,241	1,773	14,154
BSREP CARS Sub-Pooling LLC	38	5,074	42	3,776	957	337
Center Parcs UK	191	4,110	242	2,869	863	327
BSREP II Korea Office Holdings Pte. Ltd.	87	2,986	56	2,030	766	221
BSREP II MH Holdings LLC	42	2,438	39	1,515	700	226
BSREP II PBSA Ltd.	72	2,196	428	918	687	235
BSREP India Office Holdings Pte. Ltd.	44	2,044	183	996	612	297
BSREP II Aries Pooling LLC	95	2,246	330	1,202	603	206
BSREP II Retail Upper Pooling LLC	88	2,956	970	976	552	546
BSREP UA Holdings LLC	51	1,583	28	880	507	219
Total	$3,606	$104,971	$8,643	$52,665	$16,385	$30,884

	Year ended Dec. 31, 2019
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,149	$318	$306	$77	$757	$808
BPR Retail Holdings LLC	1,592	66	67	122	652	657
BSREP CARS Sub-Pooling LLC	317	67	62	48	23	21
BSREP II PBSA Ltd.	148	144	173	85	49	59
BSREP II MH Holdings LLC	239	62	62	—	20	20
Center Parcs UK	658	47	139	320	17	51
BSREP II Aries Pooling LLC	256	75	74	33	26	26
BSREP II Retail Upper Pooling LLC	298	(121)	(121)	2	(116)	(116)
BSREP II Korea Office Holdings Pte. Ltd.	219	52	26	131	15	7
BSREP India Office Holdings Pte. Ltd.	187	144	129	181	70	62
BSREP UA Holdings LLC	115	(96)	(96)	222	(43)	(43)
Forest City(1)	—	—	—	—	—	—
Total	$6,178	$758	$821	$1,221	$1,470	$1,552

(1)	The non-controlling interests of Forest City was deconsolidated on January 31, 2019. See Note 5, Investment Properties, for further information.

	Year ended Dec. 31, 2018
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,159	$245	$240	$35	$147	$194
Forest City	65	(153)	(153)	21	(27)	(27)
BPR Retail Holdings LLC	584	34	34	(1)	457	447
BSREP CARS Sub-Pooling LLC	311	105	99	54	37	34
Center Parcs UK	644	87	50	55	33	19
BSREP II Korea Office Holdings Pte. Ltd.	211	96	69	8	28	20
BSREP II MH Holdings LLC	248	132	132	8	42	42
BSREP II PBSA Ltd.	131	68	20	—	23	7
BSREP India Office Holdings Pte. Ltd.	176	245	209	11	119	102
BSREP II Aries Pooling LLC	190	51	52	69	18	18
BSREP II Retail Upper Pooling LLC	302	(190)	(191)	1	(189)	(190)
BSREP UA Holdings LLC	128	20	20	—	9	9
Total	$5,149	$740	$581	$261	$697	$675

	Year ended Dec. 31, 2017
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,224	$120	$139	$9	$(718)	$(672)
BSREP CARS Sub-Pooling LLC	311	87	85	377	30	29
Center Parcs UK	587	13	94	210	5	36
BSREP Industrial Pooling Subsidiary L.P.(1)	143	175	175	163	65	65
BSREP II Korea Office Holdings Pte. Ltd.	194	144	230	119	41	66
BSREP II Aries Pooling LLC	285	53	54	59	18	18
BSREP II Retail Upper Pooling LLC	306	50	50	1	42	42
BSREP II MH Holdings LLC	194	133	133	16	44	44
Brookfield Strategic Real Estate Partners II Storage REIT LLC(2)	168	82	82	8	27	27
BSREP II PBSA Ltd.	74	109	131	—	37	44
BSREP UA Holdings LLC	124	117	117	99	50	50
BREF ONE, LLC(2)	717	(33)	(8)	—	(17)	(5)
BSREP II Brazil Pooling LLC(2)	70	63	55	17	30	26
BSREP India Office Holdings Pte. Ltd.	156	130	154	47	63	75
BSREP Europe Holdings L.P.(2)	96	782	896	1,289	359	419
Total	$5,649	$2,025	$2,387	$2,414	$76	$264

(1)	In the fourth quarter of 2018, the partnership sold its U.S. logistics portfolio held through a Brookfield-sponsored real estate fund.

(2)	In the current year ended December 31, 2019, these entities are presented within Other non-controlling interest as the non-controlling interests are not material.

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

			Proportion of ownership interests/voting rights held by the partnership		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Joint ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,578	$3,270
Ala Moana Center, Hawaii	Property holding company	United States	50%	50%	1,946	1,611
Manhattan West, New York	Property holding company	United States	56%	56%	1,918	1,619
BPR JV Pool A	Property holding company	United States	50%	50%	1,882	1,791
BPR JV Pool B	Property holding company	United States	51%	51%	1,366	1,217
Fashion Show, Las Vegas	Property holding company	United States	50%	50%	832	881
BPR JV Pool C	Property holding company	United States	50%	50%	777	756
Grace Building, New York	Property holding company	United States	50%	50%	716	581
BPR JV Pool D	Property holding company	United States	48%	48%	649	693
Southern Cross East, Melbourne	Property holding company	Australia	50%	50%	466	402
The Grand Canal Shoppes, Las Vegas	Property holding company	United States	50%	50%	414	608
One Liberty Plaza, New York	Property holding company	United States	51%	51%	409	425
680 George Street, Sydney	Property holding company	Australia	50%	50%	340	319
Brookfield Brazil Retail Fundo de Investimento em Participaçõe (“Brazil Retail”)	Holding company	Brazil	46%	46%	335	309
Baybrook Mall, Texas	Property holding company	United States	51%	51%	332	235
Brookfield D.C. Office Partners LLC ("D.C. Fund"), Washington, D.C.	Property holding company	United States	51%	51%	283	295
The Mall in Columbia, Maryland	Property holding company	United States	50%	50%	282	268
BPR JV Pool F	Property holding company	United States	51%	51%	278	185
BPR JV Pool G	Property holding company	United States	68%	68%	254	225
Miami Design District, Florida	Property holding company	United States	22%	22%	252	286
BPR JV Pool E(2)	Property holding company	United States	—%	35%	—	629
Forest City Joint Ventures(3)	Property holding company	United States	—%	—%	—	1,390
Shops at Merrick Park, Florida(2)	Property holding company	United States	—%	55%	—	266
Other(4)	Various	Various	14% - 55%	12% - 70%	3,119	3,592
					20,428	21,853
Associates
Diplomat Resort and Spa (“Diplomat”)(5)	Property holding company	United States	—%	90%	—	390
Brookfield Premier Real Estate Partners Pooling LLC (“BPREP”)(6)	Property holding company	United States	—%	7%	—	106
Other	Various	Various	23% - 31%	23% - 31%	336	349
					336	845
Total					$20,764	$22,698

(1)	Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc in London.

(2)
The partnership acquired its joint venture partner’s incremental interest in the BPR JV Pool E and Shops at Merrick Park during 2019. The partnership will now consolidate the results of these investments. See below for further information.

(3)	Includes the impact of the deconsolidation of BSREP III investments, primarily Forest City. See below for further information.

(4)	Other joint ventures consists of approximately 40 joint ventures, all of which have a carrying value below $250 million.

(5)	In the fourth quarter of 2019, the partnership reclassified its interest in the Diplomat to assets held for sale.

(6)	In the first quarter of 2019, the partnership accounted for its interest in BPREP as a financial asset and is no longer an equity accounted investment.

(a) 2019 Transactions
The deconsolidation of BSREP III resulted in a decrease to equity accounted investments of $1,434 million. Please see Note 5, Investment Properties for further information.

In the fourth quarter of 2019, the partnership acquired its joint venture partners’ incremental interest in Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, and Shops at Merrick Park in Florida, to bring its ownership to 100% and concurrently sold its interest in Bridgewater Commons in New Jersey to the joint venture partner. Prior to the acquisition, the partnership’s joint venture interest was reflected as equity accounted investments. As a result, the partnership gained control of the investments and consolidate its results.

(b) 2018 Transactions

The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership and its subsidiaries. Subsequent to this transaction, the partnership is consolidating the financial results of GGP, including its interests in properties held through joint ventures. The partnership’s 34% interest in GGP prior to the acquisition was derecognized. Please see Note 4, Acquisition of GGP Inc., for further information.

The partnership obtained control of Forest City during the fourth quarter of 2018 following the acquisition in the BSREP III fund. Forest City included properties held through joint ventures. As mentioned above, these investments were deconsolidated in 2019.

The following table presents the change in the balance of the partnership’s equity accounted investments as of December 31, 2019 and 2018:

(US$ Millions) Years ended Dec. 31,	2019	2018
Equity accounted investments, beginning of year	$22,698	$19,761
GGP joint ventures acquired from business acquisition(1)	—	10,829
Deconsolidation of pre-acquisition GGP equity interest(1)	—	(8,345)
Additions	684	2,174
Disposals and return of capital distributions	(764)	(1,304)
Share of net earnings from equity accounted investments	1,969	947
Distributions received	(470)	(518)
Foreign currency translation	127	(395)
Reclassification to assets held for sale(2)	(189)	(567)
Impact of deconsolidation of BSREP III(3)	(1,434)	—
Other comprehensive income and other(4)	(1,857)	116
Equity accounted investments, end of year	$20,764	$22,698

(1)
The partnership obtained control of GGP during the third quarter of 2018 following the acquisition of the common shares not previously held by the partnership and its subsidiaries. As a result of the acquisition, GGP’s interest in joint ventures of $10,829 million was added to the balance of equity accounted investments, offset by the deconsolidation of the partnership’s 34% interest of $7,843 million and fair value loss of $502 million from adjusting the partnership’s interest in GGP to its fair value immediately prior to acquiring control. See Note 4, Acquisition of GGP Inc., for further information.

(2)
The partnership’s interest in the Diplomat was reclassified to assets held for sale in the fourth quarter of 2019. The partnership’s interest in China Xintiandi (“CXTD”) was reclassified to assets held for sale in the fourth quarter of 2018 and sold in the first quarter in 2019.

(3)	Includes the impact of the deconsolidation of BSREP III investments, primarily Forest City. See above for further information.

(4)
The partnership acquired an incremental interest in Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, Shops at Merrick Park in Florida and 730 Fifth Avenue in New York during 2019, bringing its ownership in each of the malls to 100%. As a result, the partnership now consolidate its interest in the assets. The partnership also acquired an incremental interest in One and Two London Wall Place in London during 2019. As a result, the partnership now consolidates its interest in the assets.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Dec. 31, 2019			Dec. 31, 2018
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office
United States	Discounted cash flow	6.8%	4.9%	11	6.6%	5.1%	10
Australia	Discounted cash flow	6.5%	5.2%	10	6.7%	5.7%	10
Europe	Discounted cash flow	4.6%	5.0%	10	4.7%	4.9%	10
Core Retail
United States	Discounted cash flow	6.3%	4.9%	10	6.6%	5.3%	11
LP Investments - Office	Discounted cash flow	6.0%	5.3%	10	6.9%	5.2%	9
LP Investments - Retail	Discounted cash flow	7.4%	6.2%	10	8.4%	7.1%	10
Multifamily(1)	Direct capitalization	5.3%	n/a	n/a	5.2%	n/a	n/a

(1)
The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as of December 31, 2019 and 2018:

	Dec. 31, 2019
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
Canary Wharf Joint Venture	$1,219	$13,432	$1,344	$6,151	$7,156
Ala Moana	99	5,717	43	1,882	3,891
Manhattan West	215	6,502	1,659	1,633	3,425
BPR JV Pool A	218	5,862	125	2,191	3,764
BPR JV Pool B	230	6,085	102	3,534	2,679
Fashion Show	38	2,475	20	828	1,665
BPR JV Pool C	41	2,295	34	666	1,636
Grace Building	44	2,304	16	896	1,436
BPR JV Pool D	50	2,183	82	790	1,361
Southern Cross East	6	933	7	—	932
The Grand Canal Shoppes	54	1,782	35	974	827
One Liberty Plaza	28	1,666	39	854	801
680 George Street	3	680	4	—	679
Brazil Retail	31	1,024	11	95	949
Baybrook Mall	14	883	11	236	650
D.C. Fund	50	1,298	190	604	554
The Mall in Columbia	27	867	9	321	564
BPR JV Pool F	9	768	5	227	545
BPR JV Pool G	13	733	15	360	371
Miami Design District	53	1,683	29	570	1,137
Other(1)	1,821	14,706	1,971	6,236	8,320
	4,263	73,878	5,751	29,048	43,342
Associates
Other	123	1,837	35	1,045	880
	123	1,837	35	1,045	880
Total	$4,386	$75,715	$5,786	$30,093	$44,222

(1)
BPR JV Pool E, Forest City Joint Ventures and The Shops at Merrick Park are included in Other for the current year as they have carrying values of nil due to transaction activity and deconsolidation during 2019.

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

Summarized financial information in respect of the partnership’s equity accounted investments for the years ended December 31, 2019, 2018 and 2017 is set out below:

	Year ended December 31, 2019
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$555	$320	$126	$22	$383	$(11)	$191	$9
Ala Moana	300	149	758	—	909	—	455	48
Manhattan West	201	136	155	—	220	(43)	123	42
BPR JV Pool A	379	214	172	—	337	—	168	6
BPR JV Pool B	564	350	(50)	65	229	—	116	—
Fashion Show	118	57	(112)	—	(51)	—	(26)	15
BPR JV Pool C	158	73	7	—	92	—	46	10
Grace Building	107	84	215	—	238	—	119	—
BPR JV Pool D	—	—	(49)	64	15	—	8	5
Southern Cross East	42	6	110	—	146	—	73	5
The Grand Canal Shoppes	138	73	(44)	—	21	—	11	21
One Liberty Plaza	134	84	(25)	—	25	(33)	13	9
680 George Street	36	9	47	—	74	—	37	15
Brazil Retail	59	54	157	—	162	—	75	39
Baybrook Mall	45	26	204	—	223	—	114	—
D.C. Fund	125	82	(50)	—	(7)	—	(4)	—
The Mall in Columbia	56	29	5	—	32	—	16	—
BPR JV Pool F	39	17	178	—	200	—	102	—
BPR JV Pool G	53	32	50	—	71	—	48	—
Miami Design District	72	67	(234)	—	(229)	—	(51)	—
Other(2)	1,746	1,217	349	11	889	(17)	359	142
	4,927	3,079	1,969	162	3,979	(104)	1,993	366
Associates
Diplomat	172	181	(6)	—	(15)	—	(13)	73
BPREP	—	—	—	—	—	—	—	—
Other	216	251	(10)	3	(42)	50	(11)	31
	388	432	(16)	3	(57)	50	(24)	104
Total	$5,315	$3,511	$1,953	$165	$3,922	$(54)	$1,969	$470

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

(2)	Includes BPR JV Pool E, Forest City Joint Ventures and The Shops at Merrick Park for the current year as they have carrying values of nil due to transaction activity and deconsolidation during 2019.

	Year ended December 31, 2018
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$547	$125	$(72)	$(1)	$349	$8	$175	$—
BPR JV Pool A	162	77	(5)	—	80	—	41	—
Manhattan West	123	104	423	—	442	(15)	248	—
Ala Moana	78	38	(6)	—	34	—	17	8
Forest City	48	35	—	—	13	—	8	—
BPR JV Pool B	208	112	(7)	8	97	—	49	1
Fashion Show	32	13	(2)	—	17	—	8	3
BPR JV Pool C	52	23	(1)	—	28	—	14	6
BPR JV Pool D	—	—	—	26	26	—	12	2
BPR JV Pool E	49	15	(2)	—	32	—	11	3
The Grand Canal Shoppes	30	18	(1)	—	11	—	5	2
Grace Building	125	83	(34)	—	8	—	4	8
One Liberty Plaza	114	84	9	—	39	(10)	21	9
Southern Cross East	45	7	38	—	76	—	38	—
680 George Street	34	9	136	—	161	—	56	18
Brazil Retail	61	30	59	—	90	—	41	20
D.C. Fund	131	81	(45)	—	5	—	2	22
Miami Design District	24	24	(1)	—	(1)	—	—	—
The Mall in Columbia	19	9	(1)	—	9	—	5	—
Shops at Merrick Park	17	6	—	—	11	—	6	1
Other	1,290	897	696	(22)	1,067	(19)	409	143
	3,189	1,790	1,184	11	2,594	(36)	1,170	246
Associates
GGP(2)	1,536	1,221	(1,598)	271	(1,012)	(15)	(274)	214
CXTD(3)	142	60	18	(3)	97	—	21	10
Diplomat	174	175	—	—	(1)	77	(1)	18
BPREP	60	(10)	1	—	71	—	9	4
Other	263	261	71	1	74	76	22	26
	2,175	1,707	(1,508)	269	(771)	138	(223)	272
Total	$5,364	$3,497	$(324)	$280	$1,823	$102	$947	$518

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

(2)	Includes net income presented before allocation to non-controlling interests and preferred dividends from GGP prior to the GGP acquisition in the third quarter of 2018.

(3)	The partnership sold it’s interest in CXTD in the first quarter of 2019.

	Year ended December 31, 2017
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income of EAI(1)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$581	$370	$(49)	$21	$183	$5	$91	$—
Manhattan West	81	70	308	—	319	—	179	1
Grace Building	120	80	(23)	—	17	—	9	7
One Liberty Plaza	3	2	103	—	104	(7)	53	—
Southern Cross East	46	7	21	—	60	—	30	—
Brazil Retail	48	29	31	—	50	—	23	11
680 George Street	34	9	17	—	42	—	21	—
D.C. Fund	129	76	(54)	—	(1)	—	(1)	23
VAMF II(2)	154	116	117	4	159	—	59	—
Principal Place - Commercial(2)	28	61	132	—	99	—	49	—
Potsdamer Platz(2)	96	95	108	—	109	—	27	—
One New York Plaza(2)	121	78	(4)	—	39	7	6	1
Republic Plaza(2)	46	30	(33)	—	(17)	—	(9)	—
75 State Street(2)	49	30	6	—	25	—	6	2
245 Park Avenue	54	31	(24)	—	(1)	—	—	10
Other	259	111	148	—	296	16	153	38
	1,849	1,195	804	25	1,483	21	696	93
Associates
GGP(3)(4)	2,405	1,207	(2,307)	518	(591)	12	179	240
CXTD(5)	128	145	121	—	104	—	23	—
Diplomat	151	166	—	—	(15)	43	(14)	6
BPREP	40	27	31	71	115	—	12	3
Other	253	183	147	—	217	61	65	27
	2,977	1,728	(2,008)	589	(170)	116	265	276
Total	$4,826	$2,923	$(1,204)	$614	$1,313	$137	$961	$369

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

(2)	In the current year ended December 31, 2019, these joint ventures are presented within Joint Ventures - Other.

(3)	Includes net income presented before allocation to non-controlling interests and preferred dividends from GGP prior to the GGP acquisition in the third quarter of 2018.

(4)
As a result of the partnership’s exercise of GGP warrants in 2017, the additional shares that were acquired by the partnership were acquired at a discount to the net fair value of the proportionate interest in the underlying assets acquired and liabilities assumed. The partnership recognized a $442 million gain within the partnership’s share of net income.

(5)	The partnership sold it’s interest in CXTD in the first quarter of 2019.

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

NOTE 8. INVESTMENTS IN JOINT OPERATIONS
The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenues, and expenses of the properties in these consolidated financial statements:

		Place of incorporation and principal place of business	Ownership(1)
Name of property	Principal activity		Dec. 31, 2019	Dec. 31, 2018
Brookfield Place - Retail & Parking	Property	Toronto	56%	56%
Brookfield Place III	Development property	Toronto	54%	54%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(2)	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	25%	25%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Bankers West Parkade	Development property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
Place de Ville I	Property	Ottawa	25%	25%
Place de Ville II	Property	Ottawa	25%	25%
300 Queen Street	Development property	Ottawa	25%	25%
52 Goulburn Street(3)	Property	Sydney	24%	50%
235 St Georges Terrace(3)	Property	Perth	24%	50%
108 St Georges Terrace(3)	Property	Perth	50%	50%
Southern Cross West(3)	Property	Melbourne	50%	50%
Shopping Patio Higienópolis	Property	São Paulo	25%	25%
Shopping Patio Higienópolis - Expansion	Development property	São Paulo	32%	32%
Shopping Patio Higienópolis - Co-Invest	Property	São Paulo	5%	5%
Shopping Patio Higienópolis Expansion - Co-Invest	Development property	São Paulo	6%	6%
G2-Infospace Gurgaon	Property	NCR-Delhi Region	72%	72%

(1)	Represents ownership in these properties before non-controlling interests in subsidiaries that hold these ownership interests.

(2)
First Canadian Place in Toronto is subject to a ground lease with respect to 50% of the land on which the property is situated. At the expiry of the ground lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the property.

(3)
The partnership exercised joint control over these assets through a participating loan agreement with Brookfield Asset Management. The partnership converted its interest into a direct equity interest in the entities with a direct co-ownership interest in the underlying assets.

NOTE 9. PARTICIPATING LOAN INTERESTS
Participating loan interests represented interests in certain properties in Australia that did not provide the partnership with control over the entity that owns the underlying property and were held at FVTPL on the consolidated balance sheets. The partnership sold its remaining participating loan interest in Darling Park Complex in Sydney in the third quarter of 2019. The instruments, which were receivable from a wholly-owned subsidiary of Brookfield Asset Management, was subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and had contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following property:

(US$ Millions)	Participation interest		Carrying value
Name of property	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Darling Park Complex, Sydney	—%	30%	$—	$268
Total participating loan interests			$—	$268

(1)	The partnership sold the Darling Park Complex in the third quarter of 2019.

For the year ended December 31, 2019, the partnership recognized interest income on the participating loan interests of $8 million (2018 - $17 million; 2017 - $27 million) and fair value gains of $41 million (2018 - $36 million; 2017 - $59 million).

NOTE 10. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK, Paradise Island Holdings Limited (“Atlantis”), a portfolio of extended-stay hotels in the United States and a hotel at IFC Seoul.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	5 to 50+
Land improvements	14 to 15
Furniture, fixtures and equipment	2 to 15

Hospitality properties are accounted for under the revaluation model with revaluation to fair value performed annually at December 31. Significant unobservable inputs (Level 3) in estimating hospitality property values under the revaluation method include estimates of replacement cost and estimates of remaining economic life.

Hospitality properties with a fair value of approximately $2.8 billion (December 31, 2018 - $2.3 billion) are situated on land held under leases or other agreements largely expiring after the year 2065.

The following table presents the change to the components of the partnership’s hospitality assets from the beginning of the year:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Cost:
Balance, beginning of year	$7,461	$5,451
Acquisitions through business combinations	—	1,748
Accounting policy change(1)	122	—
Additions	387	490
Disposals	(52)	(21)
Foreign currency translation	98	(207)
Impact of deconsolidation due to loss of control and other(2)	(770)	—
	7,246	7,461
Accumulated fair value changes:
Balance, beginning of year	1,049	756
Revaluation gains, net	301	293
Impact of deconsolidation due to loss of control and other(2)	(7)	—
	1,343	1,049
Accumulated depreciation:
Balance, beginning of year	(1,004)	(750)
Depreciation	(329)	(291)
Disposals	30	18
Foreign currency translation	(15)	19
Impact of deconsolidation due to loss of control and other(2)	7	—
	(1,311)	(1,004)
Total property, plant and equipment	$7,278	$7,506

(1)	Includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets. See Note 2, Summary of Significant Accounting Policies for further information.

(2)	Includes the impact of the deconsolidation of BSREP III investments. See Note 5, Investment Properties for further information.

NOTE 11. GOODWILL
Goodwill of $1,041 million at December 31, 2019 (December 31, 2018 - $1,109 million) was primarily attributable to Center Parcs UK and IFC Seoul. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

NOTE 12. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs UK.

The trademark assets of Center Parcs UK had a carrying amount of $956 million as of December 31, 2019 (December 31, 2018 - $921 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

In addition, intangible assets include the trademark and licensing assets relating to Atlantis. At December 31, 2019, intangible assets of Atlantis had a carrying value of $205 million (December 31, 2018 - $207 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these intangible assets granted under perpetual licenses. The business model of Atlantis is not subject to technological obsolescence or commercial innovations in any material way.

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

The following table presents the components of the partnership’s intangible assets as of December 31, 2019 and December 31, 2018:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Cost	$1,265	$1,273
Accumulated amortization	(55)	(46)
Accumulated impairment losses	(48)	(48)
Balance, end of year	$1,162	$1,179

The following table presents a roll forward of the partnership’s intangible assets December 31, 2019 and December 31, 2018:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Balance, beginning of year	$1,179	$1,188
Acquisitions	9	67
Disposals	—	2
Amortization	(12)	(17)
Foreign currency translation	36	(58)
Impact of deconsolidation due to loss of control and other(1)	(50)	(3)
Balance, end of year	$1,162	$1,179

(1)	Includes the impact of deconsolidation of BSREP III investments. See Note 5, Investment Properties for further information.

NOTE 13. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Securities - FVTPL	$1,250	$239
Derivative assets	10	13
Securities - FVTOCI	121	260
Restricted cash	154	161
Inventory(1)	507	435
Other	284	748
Total other non-current assets	$2,326	$1,856

(1)	Includes right-of-use inventory of $31 million as of December 31, 2019.

Securities - FVTPL

Securities - FVTPL consists of its convertible preferred units of a U.S. hospitality company. The preferred units earn a cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership receives distributions payable in additional convertible preferred units of the U.S. hospitality operating company at 5.0% per annum compounding quarterly. In 2019, the partnership purchased an additional $238 million of convertible preferred units of a U.S. hospitality operating company. The carrying value of these convertible preferred units as of December 31, 2019 was $418 million (December 31, 2018 - $175 million).

Also included in Securities - FVTPL is the partnership’s investment in BSREP III, which is accounted for as a financial asset following the deconsolidation of its investments in the first quarter of 2019. The carrying value of the BSREP III financial asset as of December 31, 2019 was $417 million (December 31, 2018 - nil).

Securities - FVTOCI

Securities - FVTOCI represented the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C. and Heritage Plaza in Houston, both property holding companies, that it previously controlled and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership managed these properties on behalf of the acquirer but did not exercise significant influence over the relevant activities of the properties. The interest in 1625 Eye Street was sold as of December 31, 2019.

NOTE 14. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Derivative assets	$80	$234
Accounts receivable(1)	510	794
Restricted cash and deposits	239	631
Prepaid expenses	278	317
Other current assets	300	385
Total accounts receivable and other	$1,407	$2,361

(1)	See Note 36, Related Parties, for further discussion.

NOTE 15. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.
The following is a summary of the assets and liabilities that were classified as held for sale as of December 31, 2019 and December 31, 2018:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Investment properties	$160	$422
Equity accounted investments	223	568
Accounts receivables and other assets	4	14
Assets held for sale	387	1,004
Debt obligations	138	153
Accounts payable and other liabilities	2	10
Liabilities associated with assets held for sale	$140	$163

The following table presents the change to the components of the assets held for sale from the beginning of the year:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Balance, beginning of year	$1,004	$1,433
Reclassification to/(from) assets held for sale, net	3,387	2,382
Disposals	(4,038)	(2,819)
Fair value adjustments	14	81
Foreign currency translation	(5)	(32)
Other	25	(41)
Assets held for sale	$387	$1,004

At December 31, 2018, assets held for sale included ten office assets in the United States, three office assets in Brazil, two triple-net lease assets in the United States and an equity accounted investment within the LP Investments portfolio.

In the first quarter of 2019, the partnership sold nine office assets in the United States, three office assets in Brazil, one triple-net lease asset in the United States and an equity accounted investment within the LP Investments portfolio for net proceeds of approximately $844 million.

In the second quarter of 2019, the partnership sold a portfolio of office assets in California and three triple-net lease assets in the United States within the LP Investments portfolio for net proceeds of approximately $129 million.

In the third quarter of 2019, the partnership sold two office assets in Australia in the Core Office segment and a portfolio of triple-net lease assets in the United States and one office asset in the United States in the LP Investments segment for net proceeds of approximately $541 million.

At December 31, 2019, assets held for sale included its equity accounted investment in the Diplomat in Florida, an office asset in California and six triple net lease assets in the United States, as the partnership intends to sell controlling interest in these assets to third parties in the next 12 months.

NOTE 16. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Dec. 31, 2019		Dec. 31, 2018
(US$ Millions)	Weighted- average rate	Debt balance	Weighted- average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	3.33%	$836	4.08%	$1,586
Brookfield Property Partners’ corporate bonds	4.25%	1,082	4.23%	586
Brookfield Property REIT Inc. term debt	4.17%	4,010	4.88%	4,726
Brookfield Property REIT Inc. senior secured notes	5.75%	1,000	—%	—
Brookfield Property REIT Inc. corporate facility	4.03%	715	4.76%	387
Brookfield Property REIT Inc. junior subordinated notes	3.39%	206	3.97%	206
Forest City Realty Trust Inc. term debt(1)	—%	—	6.38%	1,247
Subsidiary borrowings	3.27%	202	5.62%	495

Secured debt obligations:
Funds subscription credit facilities(1)(2)	2.83%	57	3.85%	4,517
Fixed rate	4.35%	28,717	4.41%	25,545
Variable rate	4.52%	19,121	4.97%	25,131
Deferred financing costs		(418)		(462)
Total debt obligations		$55,528		$63,964

Current		$8,825		$5,874
Non-current		46,565		57,937
Debt associated with assets held for sale		138		153
Total debt obligations		$55,528		$63,964

(1)
In the first quarter of 2019, the partnership deconsolidated BSREP III due to loss of control. The Forest City term debt and the BSREP III credit facilities are no longer being consolidated. See Note 5, Investment Properties for further information.

(2)	Funds subscription credit facilities are secured by co-investors’ capital commitments.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Dec. 31, 2019			Dec. 31, 2018
(US$ Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. dollars	$39,286	$	$39,286	$50,682	$	$50,682
British pounds	6,997		£5,279	5,172		£4,053
Canadian dollars	3,431	C$	4,457	2,688	C$	3,666
South Korean Won	1,973	₩	2,280,000	1,617	₩	1,805,000
Australian dollars	1,273	A$	1,814	1,401	A$	1,988
Indian Rupee	2,209	Rs	157,797	1,469	Rs	102,016
Brazilian reais	480	R$	1,935	684	R$	2,651
China Yuan	11	C¥	78	70	C¥	484
Euros	286		€255	643		€561
Deferred financing costs	(418)			(462)
Total debt obligations	$55,528			$63,964

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2018	Debt obligation issuance, net of repayments	Deconsolidation of BSREP III	Debt from asset acquisitions	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Dec. 31, 2019
Debt obligations	$63,964	2,670	(13,601)	2,751	(128)	105	251	(484)	$55,528

NOTE 17. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of December 31, 2019 and 2018:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2019	Dec. 31, 2018
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$574	$562
Series 2	24,000,000	6.50%	546	537
Series 3	24,000,000	6.75%	530	523
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares(1)	—	7.64%	—	420
BPO Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	924,390	5.25%	23	23
Series 2	699,165	5.75%	13	13
Series 3	909,814	5.00%	18	17
Series 4	940,486	5.20%	18	17
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	249	249
Rouse Series A Preferred Shares	5,600,000	5.00%	142	142
Forest City Enterprises L.P. Preferred Capital(3)	—	—%	—	29
BSREP II Vintage Estate Partners LLC (“Vintage Estates”) Preferred Shares	10,000	5.00%	40	40
Capital Securities – Fund Subsidiaries			922	813
Total capital securities			$3,075	$3,385

Current			$75	$520
Non-current			3,000	2,865
Total capital securities			$3,075	$3,385

(1)	During the year ended December 31, 2019, approximately $420 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

(2)	Class B, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

(3)	Includes the impact of the deconsolidation of BSREP III investments, primarily Forest City. See Note 5, Investment Properties for further information.

The capital securities presented above represent interests in the partnership or its subsidiaries that are in legal form equity and are accounted for as liabilities in accordance with IFRS 9 due to the redemption features of these instruments.

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

Capital securities includes $249 million at December 31, 2019 (December 31, 2018 - $249 million) of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders are entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025.

Capital securities also includes $142 million at December 31, 2019 (December 31, 2018 - $142 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. (“Rouse”) which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $40 million at December 31, 2019 (December 31, 2018 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

The Capital Securities - Fund Subsidiaries includes $859 million (December 31, 2018 - $775 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at FVTPL.

Capital Securities - Fund Subsidiaries also includes $62 million at December 31, 2019 (December 31, 2018 - $38 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

			Non-cash changes on capital securities
(US$ Millions)	Dec. 31, 2018	Capital securities redeemed net of issued	Fair value changes	Derecognized from loss of control of subsidiaries	Foreign currency translation	Other	Dec. 31, 2019
Capital securities	$3,385	$(420)	$36	$(29)	$2	$101	$3,075

Capital securities includes $49 million (December 31, 2018 - $47 million) repayable in Canadian Dollars of C$64 million (December 31, 2018 - C$64 million).

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

The components of net deferred tax liability are presented as follows:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Deferred income tax assets:
Non-capital losses (Canada)	$60	$41
Capital losses (Canada)	33	34
Net operating losses (United States)	351	291
Non-capital losses (foreign)	107	94
Tax credit carryforwards	27	36
Foreign currency	10	4
Other	43	16
	631	516
Deferred income tax (liabilities):
Properties	(3,146)	(2,894)
	(3,146)	(2,894)
Net deferred tax (liability)	$(2,515)	$(2,378)

The changes in deferred tax balances are presented as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2018	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2019
Deferred tax assets	$516	$117	$—	$(7)	$5	$—	$631
Deferred tax (liabilities)	(2,894)	(149)	(7)	—	(35)	(61)	(3,146)
Net deferred tax (liability)	$(2,378)	$(32)	$(7)	$(7)	$(30)	$(61)	$(2,515)

		Recognized in
(US$ Millions)	Dec. 31, 2017	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2018
Deferred tax assets	$342	$(23)	$—	$208	$(11)	$—	$516
Deferred tax (liabilities)	(3,230)	240	—	(32)	128	—	(2,894)
Net deferred tax (liability)	$(2,888)	$217	$—	$176	$117	$—	$(2,378)

During 2019, the partnership and its subsidiaries deconsolidated certain investments in BSREP III investments. This resulted in the recognition of net deferred tax (liabilities) of $7 million. During 2019, the partnership and subsidiaries finalized purchase price allocations for certain business combinations. This resulted in a decrease of $7 million of net deferred tax assets being recognized. The partnership and its subsidiaries reclassified $61 million of certain tax credits from net deferred tax (liabilities) to other assets on the balance sheet.

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

The Holding Entities and their Canadian subsidiaries have deferred tax assets of $60 million (December 31, 2018 - $41 million) related to non-capital losses that will begin to expire in 2032, and $33 million (December 31, 2018 - $34 million) related to capital losses that have no expiry. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $351 million (December 31, 2018 - $291 million) related to net operating losses that will begin to expire in 2027. The Holding Entities and their foreign subsidiaries, mainly in South Korea and India, have deferred tax assets of $107 million (December 31, 2018 - $94 million) related to non-capital losses which will begin to expire in 2020.

The gross deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized are as follows:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Unused tax losses - gross
Net operating losses (United States)	$287	$74
Net operating losses (foreign)	428	351
Unrecognized deductible temporary differences, unused tax losses, and unused tax credits	$715	$425

The Holding Entities, their U.S. subsidiaries, and foreign subsidiaries have gross deductible temporary differences, unused tax losses, and unused tax credits which have not been recognized of $715 million (December 31, 2018 - $425 million) related to net operating losses. Approximately $83 million of the foreign net operating losses will expire by 2028. The remaining foreign net operating losses have no expiry. The majority of the U.S. net operating losses will begin to expire in 2035.
The aggregate amount of gross temporary differences associated with investments and interests in joint arrangements in subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2019 is approximately $11 billion (December 31, 2018 - $10 billion).

The major components of income tax expense include the following:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Current income tax expense	$164	$299	$172
Deferred income tax expense (benefit)	32	(218)	20
Income tax expense	$196	$81	$192

The increase in income tax expense for the year ended December 31, 2019 compared to the prior year primarily relates to the partnership recorded a significant deferred tax recovery in 2018 as a result of the acquisition of a controlling interest in GGP.

Years ended Dec. 31,	2019	2018	2017
Statutory income tax rate	26%	26%	26%
Increase (decrease) in rate resulting from:
International operations subject to different tax rates	(14)%	(10)%	(5)%
Non-controlling interests in income of flow-through entities	(4)%	(11)%	(12)%
Change in tax rates applicable to temporary differences in other jurisdictions	(3)%	(5)%	(5)%
Other	—%	2%	3%
Effective income tax rate	5%	2%	7%

As the partnership is not subject to tax, the analyses used the applicable Canadian blended Federal and Provincial tax rate as the statutory income tax rate.

NOTE 19. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Accounts payable and accrued liabilities	$760	$1,770
Lease liabilities(1)	889	—
Derivative liability	413	159
Provisions	78	352
Loans and notes payables	18	5
Deferred revenue	4	8
Total other non-current liabilities	$2,162	$2,294

(1)
The impact of the adoption of IFRS 16 requires the recognition of lease liabilities. See Note 2, Summary of Significant Accounting Policies for further information. For the year ended December 31, 2019, interest expense relating to total lease liabilities (see Note 20, Accounts Payable And Other Liabilities for the current portion) was $57 million.

NOTE 20. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Accounts payable and accrued liabilities	$2,537	$2,466
Loans and notes payables	172	779
Derivative liabilities	289	181
Deferred revenue	342	302
Lease liabilities	43	—
Other liabilities	43	21
Total accounts payable and other liabilities	$3,426	$3,749

Loans and notes payables includes nil at December 31, 2019 (December 31, 2018 - $733 million) of on-demand deposits and promissory notes from Brookfield Asset Management to the partnership. See Note 36, Related Parties, for further information.

NOTE 21. EQUITY
The partnership’s capital structure is comprised of seven classes of partnership units: GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP units of the Operating Partnership and BPR Units. In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 (“Preferred Equity Units”).

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

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	GP Units			LP Units
(Thousands of units), Years ended Dec. 31,	2019	2018	2017	2019	2018	2017
Outstanding, beginning of year	139	139	139	424,198	254,989	260,222
Issued on August 28, 2018 for the acquisition of GGP	—	—	—	—	109,702	—
Exchange LP Units exchanged	—	—	—	425	7,770	285
BPR Units exchanged	—	—	—	36,316	56,166	—
Distribution reinvestment program	—	—	—	257	175	181
Issued under unit-based compensation plan	—	—	—	858	57	215
Repurchases of LP Units	—	—	—	(22,252)	(4,661)	(5,914)
Outstanding, end of year	139	139	139	439,802	424,198	254,989

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at December 31, 2019, 2018 and 2017.

Special limited partnership units
Brookfield Property Special L.P. (“Special LP”) is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at December 31, 2019, 2018 and 2017.

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

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Exchange LP Units
(Thousands of units)	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2017
Outstanding, beginning of year	3,308	11,078	11,363
Exchange LP Units exchanged (1)	(425)	(7,770)	(285)
Outstanding, end of year	2,883	3,308	11,078

(1)
Exchange LP Units issued for the acquisition of incremental BPO common shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)	FV LTIP units of the Operating Partnership
The partnership issued units under the Brookfield Property L.P. FV LTIP Unit Plan (“FV LTIP Units”) to certain participants in 2019. Each FV LTIP unit will vest over a period of five years and is redeemable for LP Units, BPR Units or a cash payment subject to a conversion adjustment. There were 1,156,114 FV LTIP Units outstanding at December 31, 2019.

e)	Class A shares of Brookfield Property REIT Inc.
BPR Units were issued to former GGP common shareholders who elected to receive BPR Units as consideration. Each BPR Unit is structured to provide an economic return equivalent to an LP Unit. The holder of a BPR Unit has the right, at any time, to request the share be redeemed for cash equivalent to the value of an LP Unit. In the event the holder of a BPR Unit exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with an LP Unit rather than cash. As a result, BPR Units participate in earnings and distribution on a per unit basis equivalent to the per unit participation of LP Units. The partnership presents BPR Units as a component of non-controlling interest.

The following table presents changes to the BPR Units from the beginning of the year:

	Class A shares of Brookfield Property REIT Inc.
(Thousands of units)	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2017
Outstanding, beginning of year	106,090	—	—
Issued on August 28, 2018 for the acquisition of GGP	—	162,324	—
BPR Units exchanged(1)	(36,316)	(56,166)	—
Repurchase of BPR Units	(5,724)	—	—
Forfeitures	(25)	(68)	—
Outstanding, end of year	64,025	106,090	—

(1)	Represents BPR Units that have been exchanged for LP Units. Refer to the Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of BPR Units.

f)	Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 and 2 (“Preferred Equity Units”)
During the year ended December 31, 2019, the partnership issued 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5% and 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375%. In total $434 million of gross proceeds were raised and $14 million in underwriting and issuance costs were incurred. At December 31, 2019, Preferred Equity Units had a total carrying value of $420 million.

g)	Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2019	2018	2017
Limited partners	$573	$410	$301
Holders of:
Redeemable/exchangeable partnership units	574	545	510
Special LP Units	6	6	6
Exchange LP Units	4	9	13
FV LTIP of the Operating Partnership	1	—	—
BPR Units	108	89	—
Total distributions	$1,266	$1,059	$830
Per unit(1)	$1.32	$1.26	$1.18

(1)	Per unit outstanding on the record date for each.

h)	Earnings per Unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Net income attributable to limited partners	$884	$764	$136
Income reallocation related to mandatorily convertible preferred shares	80	98	22
Less: Preferred equity dividend	(15)	—	—
Net income attributable to limited partners - basic	949	862	158
Dilutive effect of conversion of preferred shares and options(1)	8	35	—
Net income attributable to limited partners - diluted	$957	$897	$158

(Millions of units/shares)
Weighted average number of LP Units outstanding	431.3	307.7	256.0
Mandatorily convertible preferred shares	70.1	70.0	70.0
Weighted average number of LP Units outstanding - basic	501.4	377.7	326.0
Dilutive effect of conversion of preferred shares and options(1)	6.7	18.5	1.2
Weighted average number of LP Units outstanding - diluted	508.1	396.2	327.2

(1)	The effect of the conversion of preferred shares is anti-dilutive for the year ended December 31, 2017.

NOTE 22. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$13,200	$12,740
Exchange LP Units(1)	87	96
FV LTIP units of the Operating Partnership(1)	35	—
BPR Units(1)	1,930	3,091
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	15	16
Preferred equity of subsidiaries	3,017	2,830
Non-controlling interests in subsidiaries and properties	12,953	15,610
Total interests of others in operating subsidiaries and properties	15,985	18,456
Total non-controlling interests	$31,237	$34,383

(1)
Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the Redeemable/Exchangeable Units and Exchange LP Units changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Consolidated Statements of Changes in Equity.

NOTE 23. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Base rent(1)	$3,814	$3,443	$3,797
Straight-line rent	115	116	124
Lease termination	44	55	18
Other lease income(1)(2)	612	623	—
Other revenue from tenants(1)(3)	1,106	806	—
Other(1)	—	—	253
Total commercial property revenue	$5,691	$5,043	$4,192

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

The partnership leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend. Minimum rental commitments under non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Less than 1 year	$3,191	$3,282
1-5 years	11,030	11,679
More than 5 years	12,089	11,856
Total	$26,310	$26,817

NOTE 24. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

(US$ Millions)	2019	2018	2017
Room, food and beverage(1)	$1,431	$1,373	$1,648
Gaming, and other leisure activities(1)	360	424	—
Other hospitality revenue(1)	118	116	—
Total hospitality revenue	$1,909	$1,913	$1,648

(1)
The partnership adopted IFRS 15 in 2018 using the modified retrospective method. The comparative information has not been restated and is reported under the accounting standards effective for those periods.

NOTE 25. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Investment income	$223	$68	$170
Fee revenue	259	131	61
Dividend income	6	10	18
Interest income and other	107	57	19
Participating loan interests	8	17	27
Total investment and other revenue	$603	$283	$295

NOTE 26. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Property maintenance	$749	$773	$709
Real estate taxes	619	528	472
Employee compensation and benefits	170	196	148
Ground rents(1)	—	59	56
Lease expense(2)	16	—	—
Other	413	295	232
Total direct commercial property expense	$1,967	$1,851	$1,617

(1)
The partnership adopted IFRS 16 in 2019 using the modified retrospective method. The comparative information has not been restated and is reported under the accounting standards effective for those periods.

(2)	For the year ended December 31, 2019, operating expenses relating to variable lease payments not included in the measurement of the lease liability was $16 million.

NOTE 27. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Employee compensation and benefits	$370	$318	$287
Cost of food, beverage, and retail goods sold	294	273	243
Maintenance and utilities	155	175	127
Marketing and advertising	71	75	55
Other	329	395	367
Total direct hospitality expense	$1,219	$1,236	$1,079

NOTE 28. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Depreciation and amortization of real estate assets	$283	$264	$244
Depreciation and amortization of non-real estate assets(1)	58	44	31
Total depreciation and amortization	$341	$308	$275

(1)
The partnership adopted IFRS 16 in 2019 using the modified retrospective method. The comparative information has not been restated and is reported under the accounting standards effective for those periods. For the year ended December 31, 2019, included $9 million of depreciation expense relating to right-of-use property, plant and equipment.

NOTE 29. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Transaction costs	$66	$413	$72
Employee compensation and benefits	366	247	199
Management fees	159	144	168
Other	291	228	175
Total general and administrative expense	$882	$1,032	$614

NOTE 30. FAIR VALUE GAINS, NET
The components of fair value gains, net, are as follows:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Commercial properties(1)	$301	$784	$347
Commercial developments	557	462	202
Incentive fees(2)	(104)	—	—
Financial instruments and other(3)	(158)	1,220	705
Total fair value gains, net	$596	$2,466	$1,254

(1)	For the year ended December 31, 2019, includes fair value loss on right-of-use investment properties of $5 million.

(2)	Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

(3)	For the year ended December 31, 2019, primarily includes fair value losses on financial instruments of $147 million. The prior year primarily includes a gain on bargain purchase.

NOTE 31. UNIT-BASED COMPENSATION
The partnership grants options to certain employees under its amended and restated BPY Unit Option Plan (“BPY Plan”). Pursuant to the BPY Plan, options may be settled for the in-the-money amount of the option in LP Units upon exercise. Consequently, options granted to employees under the BPY Plan are accounted for as an equity-based compensation agreement.

During the year ended December 31, 2019, the partnership incurred $25 million (2018 - $12 million; 2017 - $14 million) of expense in connection with its unit-based compensation plans.

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

There were no BPY Awards granted during the year ended December 31, 2019. The partnership estimated the fair value of the BPY Awards granted during the years ended December 31, 2018 and 2017 using the Black-Scholes valuation model. The following assumptions were utilized:

	Unit of measurement	Years ended Dec. 31,
		2019	2018	2017
Exercise price	US$	—	22.50	22.92
Average term to exercise	In years	—	7.50	7.50
Unit price volatility	%	—%	23%	25%
Liquidity discount	%	—%	25%	25%
Weighted average of expected annual dividend yield	%	—%	6.50%	6.50%
Risk-free rate	%	—%	2.82%	2.37%
Weighted average fair value per option	US$	—	0.74	1.60

i.	Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Dec. 31, 2019		Dec. 31, 2018		Dec. 31, 2017
Years ended Dec. 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	13,836,213	$20.56	13,801,795	$20.54	16,338,511	$20.49
Granted	—	—	800,000	22.50	93,750	22.92
Exercised	(425,171)	15.06	(36,806)	17.71	(1,194,569)	18.97
Expired/forfeited	(203,978)	21.60	(291,625)	22.18	(1,435,897)	21.51
Reclassified(1)	6,708,125	20.20	(437,151)	22.48	—	—
Outstanding, end of year	19,915,189	$20.58	13,836,213	$20.56	13,801,795	$20.54
Exercisable, end of year	11,484,219	$20.56	9,628,246	$20.26	7,352,112	$20.22

(1)
Relates to the reclassification of cash-settled options for employees in Canada to equity-settled options subsequent to the amendment of the BPY Plan, which was amended on September 30, 2019. The prior year relates to the reclassification of equity-settled options for employees in Brazil to cash-settled options subsequent to the amendment of the BPY Plan, which was amended on February 7, 2018.

The following table sets out details of options issued and outstanding at December 31, 2019, 2018 and 2017 under the equity-settled BPY Awards by expiry date:

	Dec. 31, 2019		Dec. 31, 2018		Dec. 31, 2017
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	—	—	226,800	13.07	226,800	13.07
2021	389,800	17.44	246,400	17.44	246,400	17.44
2022	987,700	18.09	508,300	18.07	517,300	18.07
2023	1,108,420	16.80	656,220	16.80	675,420	16.80
2024	11,794,215	20.59	7,878,998	20.59	7,946,313	20.59
2025	1,947,979	25.18	1,376,295	25.18	1,730,210	25.18
2026	2,793,325	19.51	2,049,450	19.51	2,365,602	19.51
2027	93,750	22.92	93,750	22.92	93,750	22.92
2028	800,000	22.50	800,000	22.50	—	—
Total	19,915,189	$20.58	13,836,213	$20.56	13,801,795	$20.54

ii.	Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards for the years ended December 31, 2019, 2018 and 2017 is as follows:

	Dec. 31, 2019		Dec. 31, 2018		Dec. 31, 2017
Years ended Dec. 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	7,331,416	$20.38	7,144,871	$20.30	$7,377,042	$20.28
Granted	—	—	—	—	—	—
Exercised	(19,400)	12.63	(3,770)	19.51	(213,106)	19.12
Expired/forfeited	—	—	(246,836)	21.87	(19,065)	24.42
Reclassified(1)	(6,708,125)	20.20	437,151	22.48	—	—
Outstanding, end of year	603,891	$21.55	7,331,416	$20.38	7,144,871	$20.30
Exercisable, end of year	505,092	$21.48	5,627,610	$20.17	3,973,290	$19.93

(1)
Relates to the reclassification of cash-settled options for employees in Canada to equity-settled options subsequent to the amendment of the BPY Plan, which was amended on September 30, 2019. The prior year relates to the reclassification of equity-settled options for employees in Brazil to cash-settled options subsequent to the amendment of the BPY Plan, which was amended on February 7, 2018.

The following table sets out details of options issued and outstanding at December 31, 2019, 2018 and 2017 under the cash-settled BPY Awards by expiry date:

	Dec. 31, 2019		Dec. 31, 2018		Dec. 31, 2017
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	—	—	69,000	13.07	69,000	13.07
2021	24,000	17.44	172,800	17.44	172,800	17.44
2022	22,200	17.93	515,800	18.09	515,800	18.09
2023	28,800	16.80	519,000	16.80	519,000	16.80
2024	175,416	20.59	4,278,663	20.59	4,330,286	20.59
2025	213,038	25.18	831,834	25.18	695,376	25.18
2026	140,437	19.51	944,319	19.51	842,609	19.51
Total	603,891	$21.55	7,331,416	$20.38	7,144,871	$20.30

b)	Restricted BPY LP Unit Plan
The Brookfield Property Group Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the Nasdaq (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

During 2019, the partnership granted 895,744 Restricted Units with a weighted average exercise price of $19.24.

As of December 31, 2019, the total number of Restricted Units outstanding was 797,674 (December 31, 2018 - 150,835) with a weighted average exercise price of $19.53 (December 31, 2018 - $20.97).

c)	Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the Nasdaq.

As of December 31, 2019, the total number of Canadian Restricted Units outstanding was 393,980 (December 31, 2018 - 21,624) with a weighted average exercise price of C$25.59 (December 31, 2018 - C$22.88).

d)	Restricted BPR Unit Plan
The Brookfield Property Group Restricted BPR Class A Stock Plan provides for awards to participants of BPR Units purchased on the Nasdaq (“Restricted BPR Units”). Under the Restricted BPR Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted BPR Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of December 31, 2019, the total number of Restricted BPR Units outstanding was 357,313 with a weighted average exercise price of $19.22.

e)	BPY FV LTIP Unit Plan
The partnership issued units of the operating partnership pursuant to the Brookfield Property L.P. FV LTIP Unit Plan to certain participants. Each FV LTIP Unit will vest over a period of five years and is redeemable for LP Units, BPR Units or a cash payment subject to a conversion adjustment.

As of December 31, 2019, the total number of FV LTIP Units outstanding was 1,156,117 with a weighted average exercise price of $18.87 to employees.

f)	Deferred Share Unit Plan
In addition, BPO has a deferred share unit plan, the terms of which were amended to substitute LP Units for BPO common shares subject to such deferred shares. At December 31, 2019, BPO had 1,514,124 deferred share units (December 31, 2018 - 1,458,667) outstanding and vested.

g)	GGP LTIP Plans
In connection with the GGP acquisition, the partnership issued options under the Brookfield Property Partners BPY Unit Option Plan (GGP) (“GGP Options”) and Appreciation Only LTIP Units (“GGP AO LTIP”) to certain GGP employees.  Each GGP Option will vest within ten years following the original grant date and is redeemable for LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date exceeds the exercise price of the BPY Option. Each GGP AO LTIP will vest within ten years of its original grant date and is redeemable for LP Units or a cash payment subject to a conversion adjustment.

As of December 31, 2019, the total number of GGP Options outstanding was 237,881 (December 31, 2018 - 1,011,523) with a weighted average exercise price of $25.39 (December 31, 2018 - $19.71).

As of December 31, 2019, the total number of GGP AO LTIP outstanding was 1,657,948 (December 31, 2018 - 1,387,289) with a weighted average exercise price of $22.51 (December 31, 2018 - $22.51).

NOTE 32. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive (loss) income consists of the following:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	$207	$(1,193)	$1,111
Reclassification of realized foreign currency translation gains to net income on disposition of foreign operations	26	19	118
(Losses) gains on hedges of net investments in foreign operations, net of income tax expense (benefit) of $2 million (2018 - $10 million; 2017 - ($18) million)	(176)	386	(530)
Reclassification of hedges of net investment in foreign operations (losses) to net income on disposition of foreign operations	6	—	(45)
	63	(788)	654
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income tax expense (benefit) of $4 million (2018 - $25 million; 2017 - $18 million)	21	34	77
	21	34	77
Available-for-sale securities
Net change in unrealized (losses) gains on available-for-sale securities, net of income tax of nil (2018 - nil; 2017 - nil)	—	—	(5)
	—	—	(5)
Equity accounted investments
Share of unrealized foreign currency translations (losses) gains in respect of foreign operations	—	(9)	5
Reclassification gains from hedges of net investment in foreign operation to net income on disposition of foreign operations	1	—	—
Share of gains (losses) on derivatives designated as cash flow hedges, net of income tax expense (benefit) of nil (2018 - nil; 2017 – $1 million)	(51)	1	—
Share of unrealized gains (losses) on available-for-sale securities, net of income tax of nil (2018 - nil; 2017 - nil)	—	—	6
	(50)	(8)	11
Items that will not be reclassified to net income:
Unrealized gains (losses) on securities - FVTOCI, net of income tax benefit of $6 million (2018 - $2 million; 2017 - nil)	(7)	(2)	—
Share of revaluation surplus on equity accounted investments, net of income tax expense (benefit) of nil (2018 - ($5) million; 2017 - nil)	16	92	58
Net remeasurement gains (losses) on defined benefit plan, net of income tax expense of nil (2018 – nil; 2017 – nil)	(1)	2	(1)
Revaluation surplus, net of income tax expense of $22 million (2018 –$1 million; 2017 – $1 million)	281	254	86
	289	346	143
Total other comprehensive income (loss)	$323	$(416)	$880

NOTE 33. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
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

At December 31, 2019, the partnership had commitments totaling:

•
approximately $2,240 million for the development of Manhattan West in Midtown New York, Greenpoint Landing in Brooklyn, as well as the redevelopment of One Allen Center, Two Allen Center, and Three Allen Center in Houston;

•	approximately A$301 million ($211 million) for the development of 388 George Street in Sydney; 405 Bourke Street in Melbourne; and Elizabeth Quay in Perth;

•	approximately £39 million ($52 million) for the development of 100 Bishopsgate and Principal Place Residential in London; and

•	approximately AED212 million ($58 million) for the development of ICD Brookfield Place in Dubai.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion first BSREP fund (“BSREP I”), a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of December 31, 2019, there remained approximately $170 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund (“BSREP II”) to which the partnership had committed $2.3 billion as lead investor. As of December 31, 2019, there remained approximately $755 million of uncontributed capital commitments.

In November 2017, Brookfield Asset Management announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million as lead investor. As of December 31, 2019, there remained approximately $235 million of uncontributed capital commitments.

In September 2018, Brookfield Asset Management announced the final close of the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund (“VAMF”) to which the partnership had committed $300 million. As of December 31, 2019, there remained approximately $180 million of uncontributed capital commitments.

In January 2019, Brookfield Asset Management announced the final close on the $15.0 billion third BSREP fund to which the partnership has committed $1.0 billion. As of December 31, 2019, there remained approximately $760 million of uncontributed capital commitments.

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

NOTE 34. LIQUIDITY AND CAPITAL MANAGEMENT
The capital of the partnership’s business consists of debt obligations, capital securities, preferred stock and equity. The partnership’s objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support its operations and reducing its weighted average cost of capital to improve its return on equity. As at December 31, 2019, capital totaled $103 billion (December 31, 2018 - $114 billion).

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

In addition, the partnership may, from time to time, issue equity instruments, including, but not limited to, LP Units, preferred equity and Redeemable/Exchangeable Partnership Units, to the public in private placements in certain circumstances to provide financing for significant transactions.

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2019. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership.

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

The table below presents the partnership’s contractual obligations as of December 31, 2019:

(US$ Millions)		Payments due by period
Dec. 31, 2019	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations(1)	$55,390	$8,829	$9,315	$5,605	$6,011	$10,781	$14,849
Capital securities	3,075	75	1,536	141	1	547	775
Lease obligations	5,301	78	79	77	77	77	4,913
Commitments(2)	1,138	499	226	401	12	—	—

Interest expense(3):
Long term debt	9,792	2,295	1,865	1,558	1,331	990	1,753
Capital securities	732	151	151	111	106	106	107
Interest rate swaps	(1)	4	1	(3)	(2)	(1)	—

(1)	Debt obligations is net of deferred financing costs of $418 million.

(2)	Primarily consists of construction commitments on commercial developments.

(3)	Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 35. FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities
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

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	interest rate caps to hedge interest rate risk on certain variable rate debt; and

•	cross currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

The partnership also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2019 and 2018:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2019(1)	Interest rate caps of US$ LIBOR debt	$7,774	2.7% - 6.0%	May. 2020 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,877	1.4% - 2.7%	Feb. 2020 - Feb. 2024	(57)
	Interest rate caps of £ LIBOR debt	3,096	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	74	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	109	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	184	3.0%	Oct. 2020 - Oct. 2022	—
	Cross currency swaps of C$ LIBOR Debt	600	4.3% - 5.0%	Oct. 2021 - Mar. 2024	(95)
Dec. 31, 2018	Interest rate caps of US$ LIBOR debt	$8,180	2.3% - 6.0%	Jan. 2019 - Sep. 2023	$2
	Interest rate swaps of US$ LIBOR debt	1,731	1.6% - 2.8%	Feb. 2020 - May 2024	(2)
	Interest rate caps of £ LIBOR debt	486	2.0%	Apr. 2020 - Jan. 2021	—
	Interest rate swaps of £ LIBOR debt	67	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	115	1.0% - 1.3%	Apr. 2020 - Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	176	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of C$ LIBOR debt	56	4.6%	Sep. 2023	—
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(114)

(1)
The IBOR Amendments disclosed in Note 2(m), Summary of Significant Accounting Policies - Financial instruments and hedge accounting, have been applied to all outstanding hedging items as of December 31, 2019

For the year ended December 31, 2019, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities totaled $22 million (December 31, 2018 - $37 million).

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2019 and 2018:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2019	Net investment hedges		€245	€0.85/$ - €0.91/$	Mar. 2020 - Jul. 2020	7
	Net investment hedges		£2,444	£0.74/$ - £0.85/$	Jan. 2020 - Sep. 2021	(247)
	Net investment hedges	A$	238	A$1.38/$ - A$1.48/$	Mar. 2020 - Mar. 2021	(5)
	Net investment hedges	C¥	962	C¥6.75/$ - C¥7.16/$	Apr. 2020 - Jun. 2021	—
	Net investment hedges	C$	355	C$1.31/$ - C$1.33/$	Jun. 2020 - Sep. 2021	—
	Net investment hedges	R$	1,582	R$4.16/$ - R$4.16/$	Jun. 2020 - Jun. 2020	(10)
	Net investment hedges	₩	720,095	₩1,149.50/$ - ₩1,174.30/$	Mar. 2020 - Mar. 2021	(7)
	Net investment hedges	Rs	—	Rs71.78/$ - Rs73.01/$	Mar. 2020 - Apr. 2020	—
	Net investment hedges		£77	£0.88/€ - £0.93/€	Jan. 2020 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(8)
Dec. 31, 2018	Net investment hedges		€649	€0.78/$ - €0.88/$	Jan. 2019 - May 2020	$13
	Net investment hedges		£3,175	£0.70/$ - £0.79/$	Feb. 2019 - Mar. 2020	104
	Net investment hedges	A$	1,038	A$1.28/$ - A$1.42/$	Jan. 2019 - Mar. 2020	20
	Net investment hedges	C¥	2,672	C¥6.35/$ - C¥6.91/$	Jan. 2019 - Nov. 2019	6
	Net investment hedges	C$	118	C$1.29/$ - C$1.34/$	Oct. 2019 - Nov 2019	4
	Net investment hedges	R$	158	R$3.90/$ - R$4.24/$	Jan. 2019 - Jun. 2019	(9)
	Net investment hedges	₩	618,589	₩1,087.00/$ - ₩1,130.90/$	Jan. 2019 - Nov. 2019	1
	Net investment hedges	Rs	31,422	Rs67.44/$ - Rs70.39/$	Feb. 2019 - May 2019	3
	Net investment hedges		£77	£0.88/€ - £0.92/€	Jan. 2019 - Feb. 2020	(1)
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(31)

For the years ended December 31, 2019 and 2018, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of December 31, 2019 and 2018:

(US$ millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2019	Interest rate caps	$5,663	2.5% - 5.0%	Mar. 2020 - Nov. 2021	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	1.1% - 6.4%	Jun. 2020 - Sep. 2031	(149)
	Interest rate swaps of US$ debt	2,003	1.7% - 4.6%	Nov. 2020 - Sep. 2023	(14)
Dec. 31, 2018	Interest rate caps	$9,750	3.0% - 7.0%	Mar. 2019 - Jan. 2022	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	2.3% - 6.1%	Jun. 2019 - Nov. 2030	(67)
	Interest rate swaps of US$ debt	835	2.4% - 5.8%	Jul. 2019 - Oct. 2039	(14)
	Interest rate swaps on fixed rate debt	180	4.5% - 7.3%	Feb. 2019 - Jul. 2023	2

The partnership recognized fair value gains (losses), net of approximately $(70) million (December 31, 2018 - $29 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

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

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the consolidated financial statements:

		Dec. 31, 2019		Dec. 31, 2018
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	FVTPL	$—	$—	$268	$268
Loans and notes receivable	Amortized cost	329	329	1,055	1,055
Other non-current assets
Securities - FVTPL	FVTPL	1,250	1,250	239	239
Derivative assets	FVTPL	10	10	13	13
Securities - FVTOCI	FVTOCI	121	121	260	260
Restricted cash	Amortized cost	154	154	161	161
Current assets
Derivative assets	FVTPL	80	80	234	234
Accounts receivable(1)	Amortized cost	514	514	808	808
Restricted cash	Amortized cost	239	239	631	631
Cash and cash equivalents	Amortized cost	1,438	1,438	3,288	3,288
Total financial assets		$4,135	$4,135	$6,957	$6,957
Financial liabilities
Debt obligations(2)	Amortized cost	$55,528	$56,112	$63,964	$64,561
Capital securities	Amortized cost	2,153	2,160	2,572	2,578
Capital securities - fund subsidiaries	FVTPL	922	922	813	813
Other non-current liabilities
Loan payable	FVTPL	—	—	24	24
Accounts payable	Amortized cost	778	778	1,770	1,770
Derivative liabilities	FVTPL	413	413	159	159
Accounts payable and other liabilities
Accounts payable and other(3)	Amortized cost	2,711	2,711	3,255	3,255
Derivative liabilities	FVTPL	289	289	181	181
Total financial liabilities		$62,794	$63,385	$72,738	$73,341

(1)
Includes other receivables associated with assets classified as held for sale on the consolidated balance sheets in the amounts of $4 million and $14 million as of December 31, 2019 and December 31, 2018, respectively.

(2)
Includes debt obligations associated with assets classified as held for sale on the consolidated balance sheets in the amount of $138 million and $153 million as of December 31, 2019 and December 31, 2018, respectively.

(3)
Includes accounts payable and other liabilities associated with assets classified as held for sale on the consolidated balance sheets in the amount of $2 million and $10 million as of December 31, 2019 and December 31, 2018, respectively.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2019				Dec. 31, 2018
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests	$—	$—	$—	$—	$—	$—	$268	$268
Securities designated as FVTPL	—	—	1,250	1,250	—	—	239	239
Securities designated as FVTOCI	—	—	121	121	—	—	260	260
Derivative assets	—	90	—	90	—	247	—	247
Total financial assets	$—	$90	$1,371	$1,461	$—	$247	$767	$1,014

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$922	$922	$—	$—	$813	$813
Derivative liabilities	—	702	—	702	—	340	—	340
Loan payable	—	—	—	—	—	—	24	24
Total financial liabilities	$—	$702	$922	$1,624	$—	$340	$837	$1,177

There were no transfers between levels during the years ended December 31, 2019 and 2018. The following table presents the valuation techniques and inputs of the partnership’s Level 2 assets and liabilities:

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

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of December 31, 2019 and 2018:

	Dec. 31, 2019		Dec. 31, 2018
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	$767	$838	$835	$836
Additions	950	—	201	—
Dispositions	(125)	—	(7)	(2)
Fair value gains, net and OCI	206	8	(14)	4
Other	(427)	76	(248)	—
Balance, end of year	$1,371	$922	$767	$838

c)	Market Risk
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

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Variable rate property debt	$250	$382
Fixed rate property debt due within one year	7	5
Total	$257	$387

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

The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	Dec. 31, 2019
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	377	$(29)	$—
Australian Dollar	A$	2,154	(151)	—
British Pound		£3,275	(434)	—
Euro		€339	(38)	—
Brazilian Real	R$	3,310	(82)	—
Indian Rupee	Rs	26,628	(37)	—
Chinese Yuan	C¥	933	(13)	—
South Korean Won	₩	160,969	(14)	—
United Arab Emirates Dirham	AED	683	(19)	—
Czech Koruna	CZK	10	—	—
Hungarian Forint	HUF	314	—	—
Poland Zloty	PLN	3	—	—
Total			$(817)	$—

(1)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2018
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	58	$(4)	$—
Australian Dollar	A$	2,977	(210)	—
British Pound		£3,965	(506)	—
Euro		€505	(58)	—
Brazilian Real	R$	2,823	(73)	—
Indian Rupee	Rs	25,022	(36)	—
Hong Kong Dollar	HK$	(75)	1	—
Chinese Yuan	C¥	1,593	(23)	—
South Korean Won	₩	245,507	(22)	—
United Arab Emirates Dirham	AED	451	(12)	—
Total			$(943)	$—

(1)	Net of Canadian Dollar denominated loans.

	Dec. 31, 2017
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	4	$—	$—
Australian Dollar	A$	2,679	(209)	—
British Pound		£3,719	(503)	—
Euro		€213	(26)	—
Brazilian Real	R$	2,591	(78)	—
Indian Rupee	Rs	15,904	(25)	—
Hong Kong Dollar	HK$	(75)	1	—
Chinese Yuan	C¥	1,207	(19)	—
South Korean Won	₩	232,345	(22)	—
United Arab Emirates Dirham	AED	451	(12)	—
Total			$(893)	$—

(1)	Net of Canadian Dollar denominated loans.

d)	Credit risk
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

NOTE 36. RELATED PARTIES
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

The base management fee for the year ended December 31, 2019 was $107 million (2018 - $83 million, 2017 - $104 million). The equity enhancement distribution for the year ended December 31, 2019 was $26 million (2018 - $1 million, 2017 - $26 million).

In connection with the issuance of Preferred Equity Units to the Class A Preferred Unitholder in 2014, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from the Class A Preferred Unitholder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018
Balances outstanding with related parties:
Participating loan interests	$—	$268
Net (payables)/receivables within equity accounted investments	(81)	(26)
Loans and notes receivable(1)	102	54
Receivables and other assets	17	50
Deposit and promissory note from Brookfield Asset Management(2)	—	(733)
Property-specific obligations(3)	—	(231)
Loans and notes payable and other liabilities	(196)	(50)
Capital securities held by Brookfield Asset Management(4)	—	(420)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At December 31, 2019, includes nil (December 31, 2018 - $54 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(2)	The deposit and promissory note from Brookfield Asset Management were repaid during the year ended December 31, 2019.

(3)	The partnership exercised its option to acquire properties in Australia from Brookfield Asset Management during the year, therefore the property-specific obligations are now consolidated.

(4)	In 2019, approximately $420 million of the Brookfield BPY Holdings Inc. Class B Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
Transactions with related parties:
Commercial property revenue(1)	$26	$22	$19
Management fee income	35	5	6
Participating loan interests (including fair value gains, net)(2)	50	53	86
Interest expense on debt obligations	48	44	29
Interest on capital securities held by Brookfield Asset Management	8	64	83
General and administrative expense(2)	198	192	204
Construction costs(3)	411	397	295
Incentive Fees(4)	104	—	—

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)
Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s investments in Brookfield-sponsored real estate funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

(4)	Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

During the fourth quarter of 2019, the partnership converted its economic interest, through its participating loan agreements, in a portfolio of properties in Australia owned by Brookfield Asset Management into direct ownership interests

During the third and fourth quarters of 2019, the partnership sold partial interest in two multifamily developments in Brooklyn, NY and a retail development in Connecticut into the Brookfield Opportunity Zone fund (“BOZ fund”). Upon the final close of BOZ fund in the fourth quarter of 2019, the partnership’s interests in these development assets were diluted, which resulted in the deconsolidation of the assets and accounting for them as a financial asset.

During the first quarter of 2018, the partnership along with BPREP acquired a 25% and 75% interest, respectively, in 333 West 34th Street, an office building in New York for $255 million.

During the third quarter of 2018, the partnership sold 27.5% of its interest in a portfolio of operating and development assets in New York. The partnership retains control over and continues to consolidate these assets after the sale. The interest was sold to Brookfield Asset Management for consideration of approximately $1.4 billion.

During the fourth quarter of 2018, the partnership launched Brookfield Premier Real Estate Partners Pooling LLC Australia (“BPREP Australia”), an open-ended fund. The partnership contributed interests in Jessie Street, 52 Goulburn Street and 680 George Street in Sydney and 235 St Georges Terrace in Perth to BPREP Australia. The partnership’s interest in BPREP Australia is 39%, with the remaining interest of 61% held by external investors. The partnership continues to consolidate the properties contributed to BPREP Australia, except for 680 George Street, which it continues to account for under the equity method.

NOTE 37. SUBSIDIARY PUBLIC ISSUERS
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

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc. and the holding entities:

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
Year ended December 31, 2019
Revenue	$—	$32	$163	$—	$43	$1,767	$392	$5,806	$8,203
Net income attributable to unitholders(1)	967	386	767	—	(41)	1,956	688	(2,767)	1,956

Year ended December 31, 2018
Revenue	$—	$27	$166	$—	$8	$1,192	$167	$5,679	$7,239
Net income attributable to unitholders(1)	767	417	(1,419)	—	—	1,978	(34)	269	1,978

Year ended December 31, 2017
Revenue	$—	$—	$197	$—	$—	$1,518	$—	$4,420	$6,135
Net income attributable to unitholders(1)	138	(409)	(763)	—	—	375	17	1,017	375

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
As of Dec. 31, 2019
Current assets	$—	$12	$127	$—	$673	$8,436	$176	$(6,522)	$2,902
Non-current assets	14,517	11,739	23,830	—	429	29,367	2,049	26,423	108,354
Assets held for sale	—	—	—	—	—	—	—	387	387
Current liabilities	—	995	131	—	15	5,981	1,129	4,075	12,326
Non-current liabilities	—	6,173	6,744	—	1,078	2,871	519	36,857	54,242
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	140	140
Preferred equity	420	—	—	—	—	—	—	—	420
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	13,701	15,985
Equity attributable to unitholders(1)	$14,097	$4,583	$14,798	$—	$9	$28,951	$577	$(34,485)	$28,530

As of Dec. 31, 2018
Current assets	$—	$52	$151	$—	$596	$6,144	$330	$(1,163)	$6,110
Non-current assets	13,273	11,748	20,359	—	—	30,277	1,775	37,974	115,406
Assets held for sale	—	—	—	—	—	—	—	1,004	1,004
Current liabilities	—	2,806	678	—	593	5,731	1,834	(1,499)	10,143
Non-current liabilities	—	3,053	4,738	—	—	2,406	5	55,272	65,474
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	163	163
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	16,172	18,456
Equity attributable to unitholders(1)	$13,273	$5,941	$12,810	$—	$3	$28,284	$266	$(32,293)	$28,284

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NOTE 38. PAYROLL EXPENSE
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

NOTE 39. SEGMENT INFORMATION

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
The following summaries present certain financial information regarding the partnership’s operating segments for the year ended December 31, 2019, 2018, and 2017.

(US$ Millions)	Total revenue			FFO
Years ended Dec. 31,	2019	2018	2017	2019	2018	2017
Core Office	$2,149	$2,105	$2,147	$582	$520	$534
Core Retail(1)	1,589	584	—	707	552	486
LP Investments	4,452	4,544	3,987	268	228	281
Corporate	13	6	1	(410)	(434)	(428)
Total	$8,203	$7,239	$6,135	$1,147	$866	$873

(1)
Represents revenue from Core Retail subsequent to the acquisition of GGP on August 28, 2018, when the partnership started consolidating Core Retail’s results. See Note 4, Acquisition of GGP Inc. for further information. The prior periods presented represent the partnership’s equity accounted interest in GGP prior to the acquisition, 34% as of December 31, 2017.

The following summary presents the detail of total revenue from the partnership’s operating segments for the year ended December 31, 2019 and 2018:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2019
Core Office	$1,426	$477	$12	$234	$2,149
Core Retail	1,082	312	—	195	1,589
LP Investments	2,077	317	1,897	161	4,452
Corporate	—	—	—	13	13
Total	$4,585	$1,106	$1,909	$603	$8,203

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2018
Core Office	$1,604	$358	$17	$126	$2,105
Core Retail	400	111	—	73	584
LP Investments	2,233	337	1,896	78	4,544
Corporate	—	—	—	6	6
Total	$4,237	$806	$1,913	$283	$7,239

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of December 31, 2019 and 2018:

	Total assets		Total liabilities
(US$ Millions)	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Core Office	$36,758	$34,095	$17,592	$15,033
Core Retail	32,921	29,658	16,996	13,749
LP Investments	41,838	58,610	27,457	41,604
Corporate	126	157	4,663	5,394
Total	$111,643	$122,520	$66,708	$75,780

The following summary presents a reconciliation of FFO to net income for the years ended December 31, 2019, 2018, and 2017:

(US$ Millions) Years ended Dec. 31,	2019	2018	2017
FFO(1)	$1,147	$866	$873
Depreciation and amortization of real estate assets	(283)	(264)	(244)
Fair value gains, net	596	2,466	1,254
Share of equity accounted income - non-FFO	1,055	114	82
Income tax benefit (expense)	(196)	(81)	(192)
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	(363)	(1,123)	(1,398)
Net income attributable to unitholders(2)	1,956	1,978	375
Non-controlling interests of others in operating subsidiaries and properties	1,201	1,676	2,093
Net income	$3,157	$3,654	$2,468

(1)
FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPR Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units, Special LP Units, FV LTIP Units and BPR Units are presented as non-controlling interests in the consolidated statements of income.

(2)
Includes net income attributable to general partner, limited partners, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPR Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units, Special LP Units, FV LTIP Units and BPR Units are presented as non-controlling interests in the consolidated statements of income.

The following summary presents financial information by the partnership’s geographic regions in which it operates:

	Total revenue for the years ended Dec. 31,			Total non-current assets as at Dec. 31,
(US$ Millions)	2019	2018	2017	2019	2018
United States	$5,926	$4,914	$4,127	$75,118	$84,648
Canada	536	563	462	5,157	4,535
Australia	210	240	227	3,316	3,631
Europe	901	944	829	15,412	14,051
Brazil	117	113	134	2,121	1,901
China	6	7	1	94	389
India	288	247	161	3,880	3,142
South Korea	219	211	194	3,089	2,986
United Arab Emirates	—	—	—	167	123
Total	$8,203	$7,239	$6,135	$108,354	$115,406

NOTE 40. SUBSEQUENT EVENTS

On January 15, 2020, the partnership issued medium term notes for C$400 million at 3.93% per annum, with a term of seven years. Interest on the notes are payable semi-annually.

On January 15, 2020, the partnership additionally issued medium term notes for C$100 million at 4.346% per annum, at an implied yield of 3.02%, with a term of 3.5 years. Interest on the notes are payable semi-annually.

On February 4, 2020, the board of directors declared a quarterly distribution on the partnership’s LP Units of $0.3325 per unit ($1.33 on an annualized basis) payable on March 31, 2020 to unitholders of record at the close of business on February 28, 2020.

On February 18, 2020, the partnership issued $287.5 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at a coupon rate of 5.75% per annum, payable quarterly in arrears.

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION
The table below presents the partnership’s number of commercial properties, the related fair value, debt obligations, weighted average year of acquisition and weighted average year of construction by asset class as of December 31, 2019.

	Dec. 31, 2019
	Number of properties	Fair value(1)	Debt(2)	Weighted average year of acquisition	Weighted average year of construction(3)
(US$ millions, except where noted)
Core Office
United States	35	$14,889	$8,286	2004	1985
Canada	24	4,552	2,079	2002	1993
Australia	8	1,881	1,273	2011	2008
Europe	3	910	1,883	2019	2016
Brazil	2	361	74	2014	2014
	72	22,593	13,595	2005	1990
Core Retail	62	21,530	10,305	2018	1975
Opportunistic Office	112	8,051	4,928	2016	1994
Opportunistic Retail	36	2,812	1,565	2015	1980
Logistics	1	84	46	2018	2018
Multifamily	49	2,853	2,146	2016	1996
Triple Net Lease(4)	260	4,357	3,171	2015	1992
Self-storage	100	991	676	2017	2002
Student Housing	50	2,445	1,567	2017	2012
Manufactured Housing	136	2,446	1,218	2017	1974
Mixed-Use(1)	7	2,612	1,823	2016	2010
Total	885	70,774	41,040	2013	1987

(1)	Excludes development properties and land/parking lots with a fair value of $3,986 million.

(2)	Excludes debt related to development properties and land in the amount of $338 million, unsecured and corporate facilities of $8,108 million and debt on hospitality assets of $6,323 million.

(3)	Weighted against the fair value of the properties at December 31, 2019.

(4)	Excludes land and parking lots.