Form 20-F
period 2020-12-31
Brookfield Property Partners L.P.
filed 2021-02-26
CIK 1545772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 435,979,195 Limited Partnership Units as of December 31, 2020.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this Form 20-F using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated or the context otherwise requires, in this Form 20-F:

•all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property; and

•all information on financial results is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), other than certain non-IFRS financial measures which are defined under “Use of Non-IFRS Measures” below.

In this Form 20-F, unless the context suggests otherwise, references to “we”, “us” and “our” are to Brookfield Property Partners L.P., the BPYU Group, the Property Partnership, the Holding Entities and the operating entities, each as defined below, taken together on a consolidated basis. Unless the context suggests otherwise, in this Form 20-F references to:

•“AO LTIP Units” are to the BPY AO LTIP Units of the Property Partnership;

•“assets under management” are to assets managed by us or by Brookfield on behalf of our third-party investors, as well as our own assets, and also include capital commitments that have not yet been drawn. Our calculation of assets under management may differ from that employed by other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers;

•“BPYU” are to Brookfield Property REIT Inc.;

•“BPYU Group” are to BPYU, BPR OP, L.P. and any of their direct or indirect subsidiaries;

•“BPYU Master Services Agreement” means the master services agreement among BPYU, the service providers named therein, and certain other subsidiaries of BPYU and Brookfield Asset Management who are parties thereto;

•“BPYU Units” are to the shares of Class A Stock of BPYU, par value $0.01 per share, which are intended to be economic equivalent to the LP Units of our partnership;

•“BPY General Partner” are to the general partner of our company, which is Brookfield Property Partners Limited, an indirect wholly-owned subsidiary of Brookfield Asset Management;

•“Brookfield Asset Management” are to Brookfield Asset Management Inc.;

•“Brookfield” are to Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than us;

•“Class A Preferred Unitholder” are to the third-party holder of the Class A Preferred Units;

•“Class A Preferred Units” are to the Class A preferred limited partnership units of the Property Partnership, Series 1, 2 and 3, that are exchangeable for LP Units of our company pursuant to the Preferred Unit Exchange Mechanism;

•“commercial property” or “commercial properties” are to commercial and other real property that generates or has the potential to generate income, including office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing, mixed-use and student housing, but does not include, among other things, residential land development, home building, construction, real estate advisory and other similar operations or services;

•“fully-exchanged basis” assume the exchange of certain issued and outstanding securities that are exchangeable into LP Units, including the exchange of the issued and outstanding Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism, the exchange of the issued and outstanding Class A Preferred Units in accordance with the Preferred Unit Exchange Mechanism and the exchange of the issued and outstanding exchangeable limited partnership units of Brookfield Office Properties Exchange LP not held by us;

•“FV LTIP Units” are to the FV LTIP Units of the Property Partnership;

•“GGP” are to GGP Inc.;

•“Holding Entities” are to the primary holding subsidiaries of the Property Partnership, from time to time, through which it indirectly holds all of our interests in our operating entities;

•“LP Units” are to the non-voting limited partnership units of our company, other than Preferred Units;

•“Master Services Agreement” are to the amended and restated master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield Asset Management who are parties thereto;

•“operating entities” are to the entities in which the Holding Entities hold interests and that directly or indirectly hold our real estate assets or that perform real estate management services for our real estate assets other than entities in which the Holding Entities hold interests for investment purposes only of less than 5% of the equity securities;

•“our business” are to our business of owning, operating and investing in commercial property, both directly and through our operating entities;

•“our company”, “BPY” or “our partnership” are to Brookfield Property Partners L.P., a Bermuda exempted limited partnership;

•“our limited partnership agreement” are to the second amended and restated limited partnership agreement of our company;

•“our portfolio” are to the commercial property assets in our Core Office, Core Retail and LP Investments segments, as applicable;

•“our units” and “units of our company” are to the non-voting limited partnership units in our company, including LP Units and Preferred Units, and references to “our unitholders” are to the holders of our units. References to “Unitholders” are to holders of general partnership units of our partnership (“GP Units”), LP Units, Redemption-Exchange Units, special limited partnership units of the Property Partnership (“Special LP Units”), AO LTIP Units, FV LTIP Units, exchangeable limited partnership units of Brookfield Office Properties Exchange L.P. (“Exchange LP Units”) and BPYU Units;

•“Preferred Units” or “Preferred Equity Units” are to the preferred limited partnership units in the capital of BPY, currently consisting of the Class A Cumulative Redeemable Perpetual Units, Series 1 (“Preferred Units, Series 1”), the Class A Cumulative Redeemable Perpetual Units, Series 2 (“Preferred Units, Series 2”), and the Class A Cumulative Redeemable Perpetual Units, Series 3 (“Preferred Units, Series 3”);

•“Preferred Unit Exchange Mechanism” are to the mechanism by which the Class A Preferred Unitholder may exchange the Class A Preferred Units for LP Units of our company, as more fully described in Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Preferred Unit-Exchange Mechanism”;

•“Property Partnership” or the “Operating Partnership” are to Brookfield Property L.P., a Bermuda exempted limited partnership;

•“Property Partnership Preferred Units” are to the preferred limited partnership units of the Property Partnership, currently consisting of the Class A Preferred Units and the Class A Cumulative Redeemable Perpetual Units, Series 5, 6 and 7;

•“Property Special LP” are to Brookfield Property Special L.P., an indirect wholly-owned subsidiary of Brookfield Asset Management, which is the sole special limited partner of the Property Partnership;

•“Redemption-Exchange Mechanism” are to the mechanism by which Brookfield may request redemption of its Redemption-Exchange Units in whole or in part in exchange for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for LP Units of our company, as more fully described in Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Redemption-Exchange Mechanism”;

•“Redemption-Exchange Units” or “Redeemable/Exchangeable Partnership Units” are to the non-voting limited partnership interests in the Property Partnership that are redeemable for cash, subject to the right of our company to acquire such interests (in lieu of such redemption) in exchange for LP Units of our company, pursuant to the Redemption-Exchange Mechanism;

•“Service Providers” are to the subsidiaries of Brookfield Asset Management that provide services to us pursuant to our Master Services Agreement, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed from time to time to act as a service provider pursuant to our Master Services Agreement or to whom any service provider has subcontracted for the provision of such services;

•“Service Recipients” are to our company, the Property Partnership, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating entity; and

•“Spin-off” are to the special dividend of LP Units by Brookfield Asset Management on April 15, 2013 as described under Item 4.A. “Information on the Company - History and Development of the Company”.

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

Use of Non-IFRS Measures

To measure our performance, we focus on Net Operating Income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO, net income attributable to Unitholders and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies. We define each of these measures as follows:

•NOI: revenues from our commercial properties operations less direct commercial property expenses (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses (“Hospitality NOI”).

•Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.

•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of Brookfield Strategic Real Estate Partners III (“BSREP III”) FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in our partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.

•Net Income Attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.

•Equity Attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.

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

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global economic shutdown (“global economic shutdown” or “the shutdown”) caused by the coronavirus pandemic (“COVID-19”); the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable. In addition, our future results may be impacted by risks associated with the global economic shutdown and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and a potential increase in impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.    KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

The following tables present selected financial data for our company as of and for the periods indicated:

	Years ended Dec. 31,
(US$ Millions, except per unit information)	2020	2019	2018	2017	2016
Total revenue	$6,593	$8,203	$7,239	$6,135	$5,352
Net (loss) income	(2,058)	3,157	3,654	2,468	2,717
Net (loss) income attributable to LP Units	(1,098)	884	764	136	660
Net (loss) income per LP Unit	(2.39)	1.89	2.28	0.48	2.30
Distributions per LP Unit	1.33	1.32	1.26	1.18	1.12
FFO(1)	707	1,147	866	873	895
(1)FFO is a non-IFRS measure. See “Introduction and Use of Certain Terms - Use of Non-IFRS Measures” and Item 5.A, “Operating and Financial Review and Prospects - Operating Results- Financial Statements Analysis - Review of Consolidated Financial Results”.

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Investment properties	$72,610	$75,511	$80,196	$51,357	$48,784
Equity accounted investments	19,719	20,764	22,698	19,761	16,844
Total assets	107,951	111,643	122,520	84,347	78,127
Debt obligations	54,337	55,390	63,811	36,884	33,519
Capital securities	3,033	3,075	3,385	4,165	4,171
Total equity	41,523	44,935	46,740	35,124	34,161
Equity attributable to Unitholders(1)	25,137	28,530	28,284	22,186	22,358
(1)As at December 31, 2020, 2019, 2018, 2017 and 2016, refers to holders of LP Units, GP Units, Redemption-Exchange Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units, as applicable.

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

The following summarizes some, but not all, of the risks provided below. You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of our units would likely suffer.

Risks Relating to Our Business

•Risks relating to the risks incidental to the ownership and operation of real estate assets.

•Risks relating to developments associated with the COVID-19 pandemic and the potential for future outbreaks of other highly infectious or contagious diseases.

•Risks relating to our changes in our credit rating, current and future indebtedness, refinancing risks and compliance with restrictive covenants.

•Risks relating to reliance on significant tenants and tenant defaults, bankruptcies or insolvencies.

•Risks relating to our ability to renew or enter into new leases with tenants for space that is subject to expiring leases.

•Risks relating to force majeure events, uninsurable losses and higher insurance premiums.

•Risks relating to development and redevelopment projects.

•Risks relating to the factors that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns, increased consumer debt, poor housing market conditions and the need to pay down existing obligations.

•Risks relating to the multifamily residential industry, including the level of mortgage interest rates and governmental regulation of consumer protections.

•Risks relating to trends in the office real estate industry, including employee working from home, flexible work schedules, open workspaces, video conferences and teleconferences.

•Risks relating to the factors that affect the hospitality industry, including the seasonality of the hotel industry and trends in business and leisure travel.

•Risks relating to business disruptions and the performance of our information technology systems.

•Risks relating to businesses and properties that we are invested in, either solely or in connection with co-venturers, partners, fund investors or co-tenants.

•Risks relating to our tenants and contractual counterparties being designated “Prohibited Persons” by the Office of Foreign Assets Control.

•Risks relating to disputes, governmental and regulatory policies and investigations and possible litigation.

•Risks relating to climate change and its impact on our operations and markets.

•Risks relating to the potential discontinuation of LIBOR.

Risks Relating to Us and Our Structure

•Risks relating to our reliance on the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with funds.

•Risks relating to our ability to continue paying comparable or growing cash distributions to our unitholders in the future.

Risks Relating to Our Relationship with Brookfield

•Risks relating to our dependence on Brookfield and the Service Providers, and conflicts of interests therewith.

•Risks relating to our inability to have access to all acquisitions of commercial properties that Brookfield identifies.

•Risks relating to the departure of some or all of Brookfield’s professionals.

•Risks relating to Brookfield’s ownership position in BPY.

•Risks relating to the lack of any fiduciary obligations imposed on Brookfield to act in the best interests of the Service Recipients, us or our Unitholders.

•Risks relating to Brookfield’s relationship with Oaktree.

•Risks relating to our inability to terminate the Master Services Agreement.

•Risks relating to our indemnification of the Service Providers.

Risks Relating to Our Units

•Risks relating to issuance of additional units, BPYU Units or exchange of BPYU Units for newly issued LP Units.

•Risks relating to ability to enforce service of process and enforcement of judgments against us and directors and officers of the BPY General Partner and the Service Providers.

Risks Relating to Taxation

•Risks related to United States, Canadian and Bermudan taxation, and the effects thereof on our business and operations.

Risks Relating to Our Business

Our economic performance and the value of our assets are subject to the risks incidental to the ownership and operation of real estate assets.

Our economic performance, the value of our assets and, therefore, the value of our units are subject to the risks normally associated with the ownership and operation of real estate assets, including but not limited to:

•downturns and trends in the national, regional and local economic conditions where our properties and other assets are located;

•the cyclical nature of the real estate industry;

•local real estate market conditions, such as an oversupply of commercial properties, including space available by sublease, or a reduction in demand for such properties;

•changes in interest rates and the availability of financing;

•competition from other properties;

•changes in market rental rates and our ability to rent space on favorable terms;

•the bankruptcy, insolvency, credit deterioration or other default of our tenants;

•the need to periodically renovate, repair and re-lease space and the costs thereof;

•increases in maintenance, insurance and operating costs;

•civil disturbances, earthquakes and other natural disasters, pandemics or terrorist acts or acts of war which may result in uninsured or underinsured losses;

•the decrease in the attractiveness of our properties to tenants;

•the decrease in the underlying value of our properties; and

•certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges that must be made regardless of whether a property is producing sufficient income to service these expenses.

Our business has been and is expected to continue to be adversely affected by the COVID-19 pandemic and the preventive measures taken to curb the spread of the virus, as well as the potential for future outbreaks of other highly infectious or contagious diseases.

As a result of the rapid spread of COVID-19, many companies and various governments have imposed restrictions on business activity and travel which may continue and could expand. Business has slowed significantly around the globe specifically in our hospitality and retail office businesses, and there can be no assurance that strategies to address potential disruptions in operations will mitigate the adverse impacts related to the pandemic. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of this pandemic, including any responses to it, will be on the global economy, our company and our businesses or for how long disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and cannot be predicted, including new information which may emerge concerning the severity and transmissibility of this coronavirus and actions taken, including the pace, availability, distribution and acceptance of effective vaccines, among others. Such developments, depending on their nature, duration, and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.

We operate in industries or geographies impacted by COVID-19. Many of these are facing financial and operational hardships due to COVID-19 and responses to it. Adverse impacts on our business may include:

•a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action;

•a slowdown in business activity may severely impact our tenants' businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to fund their business operations, meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;

•an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such lease will be executed;

•reduced economic activity could result in a prolonged recession, which could negatively impact consumer discretionary spending and demand; and

•expected completion dates for our development and redevelopment projects may be subject to delay as a result of local economic conditions that may continue to be disrupted as a result of the COVID-19 pandemic.

If these and potential other disruptions caused by COVID-19 continue, our business could be materially adversely affected.

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

Our properties are largely located in North America, Europe, Brazil and Australia but also include a growing presence in Asia. A prolonged downturn in one or more of these economies or the economy of any other country where we own property would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

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

We incur debt in the ordinary course of our business and therefore are subject to the risks associated with debt financing. The risks associated with our debt financing, including the following, may adversely affect our financial condition and results of operations:

•cash flows may be insufficient to meet required payments of principal and interest;

•payments of principal and interest on borrowings may leave insufficient cash resources to pay operating expenses;

•we may not be able to refinance indebtedness on our properties at maturity due to business and market factors, including: disruptions in the capital and credit markets; the estimated cash flows of our properties and other assets; the value of our properties and other assets; and financial, competitive, business and other factors, including factors beyond our control; and

•if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.

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

In addition to our $1.2 billion of corporate credit facilities, we may also incur indebtedness under future credit facilities or other debt-like instruments, in addition to any asset-level indebtedness. We may also issue debt or debt-like instruments in the market, which may or may not be rated. Should such debt or debt-like instruments be rated, a credit downgrade will have an adverse impact on the cost of such debt.

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

Certain of our tenants have incurred and may continue to incur significant costs or losses as a result of the COVID-19 pandemic and/or incur other liabilities related to shelter-in-place orders, quarantines, infection or other related factors that may adversely impact their ability or willingness to pay us rent on a timely basis, or at all.

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

On a strategic and selective basis, we may develop and redevelop properties. The real estate development and redevelopment business involves significant risks that could adversely affect our business, financial condition and results of operations, including the following:

•we may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing the properties;

•we may not have sufficient capital to proceed with planned redevelopment or expansion activities;

•we may abandon redevelopment or expansion activities already under way, which may result in additional cost recognition;

•we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;

•we may not be able to lease properties at all or on favorable terms, or occupancy rates and rents at a completed project might not meet projections and, therefore, the project might not be profitable;

•construction costs, total investment amounts and our share of remaining funding may exceed our estimates and projects may not be completed and delivered as planned; and

•upon completion of construction, we may not be able to obtain, or obtain on advantageous terms, permanent financing for activities that we have financed through construction loans.

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

The hospitality sector has experienced the most immediate and acute impact from the global economic shutdown as the majority of our hospitality properties were closed, and either currently remain closed or are operating at very low occupancy, either as a result of mandatory closure orders from various government authorities or due to prohibitive travel restrictions. These closures could have an adverse effect on our financial condition and results of operations.

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

Because certain of our assets are potentially illiquid, we may not be able to sell these assets when appropriate or when desired.

Due to uncertainty surrounding COVID-19, the volatility of current markets and the pace and size of government policy responses, large commercial properties like the ones that we own can be hard to sell, especially if local market conditions are poor. Such illiquidity could limit our ability to diversify our assets promptly in response to changing economic or investment conditions. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions reduce our ability to respond to changes in the performance of our assets and could adversely affect our financial condition and results of operations.

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

We do not control certain businesses that we are invested in, and therefore we may not be able to realize some or all of the benefits that we expect to realize from those entities.

We do not have control of certain businesses we are invested in. Our interests in those entities subject us to the operating and financial risks of their businesses, the risk that the relevant company may make business, financial or management decisions that we do not agree with, and the risk that we may have differing objectives than the entities in which we have interests. Because we do not have the ability to exercise control over those entities, we may not be able to realize some or all of the benefits that we expect to realize from those entities. For example, we may not be able to cause such operating entities to make distributions to us in the amount or at the time that we need or want such distributions. In addition, we rely on the internal controls and financial reporting controls of the companies in which we invest and the failure of such companies to maintain effective controls or comply with applicable standards may adversely affect us.

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

Our business is subject to risks inherent in doing business internationally. In particular, we face risks relating to our business in China. For the year ended December 31, 2020, less than 1% of our assets were in China. In recent years, the Chinese government has been reforming its economic and political systems, and we expect this to continue. Although we believe that these reforms have had a positive effect on our ability to do business in China, we cannot assure you that these reforms will continue or that the Chinese government will not take actions that impair our business in China. In addition, recent international unrest involving mounting trade tension between China and the United States presents additional risks and uncertainties. If our ability to do business in China is adversely impacted, our business, results of operation and financial condition could be materially adversely affected.

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

The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker and tenant health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in our licenses, permits and other approvals are important to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure, particularly as we continue to comply with restrictions and operating regulations related to COVID-19. Nevertheless, we may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on our operations and/or result in material expenditures. As a consequence, no assurance can be given that additional environmental and health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to our business and operations.

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

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events. Climate change, including the impact of global warming, creates physical and transition risk. We are working to understand these risks and mitigate them throughout the investment management process to preserve and enhance value.

Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non-tropical storms. We own buildings in coastal locations that may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of one or more of our buildings, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. Although we work to mitigate these risks by securing adequate insurance to cover damage that may be incurred through adverse weather incidents or business interruption, through our annual capital planning processes that assess factors related to climate change such as physical risks, energy efficiency, equipment end of life, and asset competitiveness and by taking up technologies that seek to lower our overall energy demands, we can provide no assurance that such efforts will be effective.

Transition risk refers to economic, societal and technological challenges resulting from the shift to a low carbon economy that may be seen in changes to climate and energy policies, shifts to low-carbon technologies and liability issues which can vary substantially depending on scenarios for policy and technology changes. Although we work to mitigate these risks by undertaking internal climate change risk reviews within parts of our business and developing awareness and competency in other parts, we can provide no assurance that such efforts will be effective.

We believe, to address climate change, the world will have to transition to a net zero-carbon economy. We are proactively evolving our portfolio of investments consistent with this imperative. As demand and needs shift, our investment strategy will continue to adapt in line with broader trends and opportunities to ensure we continue to perform for our investors. Although we are incorporating climate change implications as part of underwriting; focussing on assets that are essential for the economies in which we invest, meet societal needs and that we believe will appreciate in value over time; and driving efficiencies across our businesses, contributing to lower environmental impact and improved operations, we can provide no assurance that such efforts will be effective.

We have launched various initiatives to better understand our climate change risks and incorporate these considerations into risk management activities. Such activities include creating an inventory of greenhouse gas (GHG) emissions; conducting a more in-depth climate change risk assessment; and aligning to the recommendations from the Task Force on Climate-related Financial Disclosures (TCFD) to better measure and communicate risks.

We may be adversely affected by the potential discontinuation of LIBOR.

The Financial Conduct Authority in the U.K. has announced that it will cease to compel banks to participate in LIBOR after 2021. LIBOR is widely used as a benchmark rate around the world for derivative financial instruments, bonds and other floating-rate instruments. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create significant risks and challenges for us and our operating businesses. The gradual elimination of LIBOR rates may have an impact on over-the-counter derivative transactions, including potential contract repricing. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. This may result in market uncertainty until a new benchmark rate is established and potentially increased costs under such agreements.

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

Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the BPY General Partner and, as a result of such ownership of the BPY General Partner, Brookfield controls the appointment and removal of the BPY General Partner’s directors and, accordingly, exercises substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. In addition, Brookfield has an effective economic interest in our business of approximately 57% as of the date of this Form 20-F and over time may reduce this economic interest while still maintaining its controlling interest. Therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other unitholders. For example, despite the fact that our company has a conflicts policy in place which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield exerts substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage our company and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to our company and ultimately to our unitholders.

Risks Relating to Our Relationship with Brookfield

Brookfield exercises substantial influence over us and we are highly dependent on the Service Providers.

Brookfield is the sole shareholder of the BPY General Partner. As a result of its ownership of the BPY General Partner, Brookfield is able to control the appointment and removal of the BPY General Partner’s directors and, accordingly, exercises substantial influence over our company and over Property Partnership for which our company is the managing general partner. In addition, the Service Providers, wholly-owned subsidiaries of Brookfield, provide management and administration services to us pursuant to our Master Services Agreement. Our company and the Property Partnership depend on the management and administration services provided by or under the direction of the Service Providers. Brookfield personnel that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of our company or the Property Partnership or to act exclusively for either of us. Any failure to effectively manage our business operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

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

    For example:

•it is an integral part of Brookfield’s (and our) strategy to pursue acquisitions through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

•the same professionals within Brookfield’s organization that are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

•Brookfield will only recommend acquisition opportunities that it believes to be suitable and appropriate. Our focus is on investing in, owning, operating, developing and recycling a portfolio of high quality assets, not investments such as infrastructure-related, renewable power-related, or other operations-oriented enterprises that are not deemed suitable and/or appropriate for us. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for us and will limit our ability to participate in certain acquisitions; and

•in addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate for us is highly subjective and is dependent on a number of portfolio construction and management factors including our liquidity position at the relevant time, the expected risk-return profile of the opportunity, its fit with the balance of our investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf or on behalf of a Brookfield-sponsored vehicle, partnership or consortium such as Brookfield Infrastructure Partners L.P., Brookfield Renewable Partners L.P., Brookfield Business Partners L.P., and one or more Brookfield-sponsored private funds or other investment vehicles or programs.

    In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See Item 7.B., “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest.”

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

Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our partnership and our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisers and service providers. These actual and potential conflicts of interest are described in detail under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest”.

In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay a base management fee to the Service Providers equal to 0.5% of the total capitalization of our partnership, subject to an annual minimum of $50 million (plus the amount of any annual escalation by the specified inflation factor) and taking into account any management fees payable under the BPYU Master Services Agreement. Additionally, the Property Partnership pays a quarterly equity enhancement distribution to Property Special LP of 0.3125% of the amount by which the company’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the Spin-off, subject to certain adjustments. Property Special LP also receives incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the Property Partnership exceed specified target levels as set forth in the Property Partnership’s limited partnership agreement. For a further explanation of the equity enhancement and incentive distributions, together with examples of how such amounts are calculated, see Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Distributions”. This relationship may give rise to conflicts of interest between us and our unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from our interests and those of our unitholders.

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

Our arrangements with Brookfield were set in the context of an affiliated relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

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

Risks Relating to Our Units

The exchange of BPYU Units for newly issued LP Units could negatively affect the market price of our LP Units, and additional issuances of BPYU Units would be dilutive.
    Each BPYU Unit is redeemable by the holder thereof into the cash equivalent of one (1) LP Unit; however, we may elect, in our sole discretion, to satisfy such redemption request by acquiring such BPYU Units in exchange for the issuance of a new LP Unit. If we elect to issue LP Units in satisfaction of any such redemption request, a significant amount of additional LP Units may be issued from time to time which could have a negative impact on the market price for LP Units. In addition, BPYU may in the future sell additional BPYU Units in connection with raising capital as well as for acquisitions. Such additional BPYU Units issued in the future will also be exchangeable into LP Units as described above, and, accordingly, if so exchanged, would dilute the percentage interest of existing unitholders and may reduce the market price of our LP Units.

    In addition, pursuant to a Rights Agreement, Brookfield Asset Management has agreed that in the event that neither BPYU nor BPY satisfies its obligations to deliver cash and/or LP Units in connection with BPYU Units tendered for redemption, then Brookfield Asset Management will satisfy, or cause to be satisfied, such obligations by delivering cash and/or LP Units to the tendering holders. The delivery by Brookfield Asset Management of LP Units it owns could negatively affect the market price of our LP Units.

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

The sale or issuance of a substantial number of our units or other equity-related securities (including BPYU Units) in the public markets, or the perception that such sales could occur, could depress the market price of our units and impair our ability to raise capital through the sale of additional equity securities. Although Brookfield intends to maintain a significant interest in our company, Brookfield expects its interests in the Property Partnership to be reduced over time through mergers, treasury issuances or secondary sales which could also depress the market price of our units. We cannot predict the effect that future sales or issuances of units, other equity-related securities (including BPYU Units), or the limited partnership units of the Property Partnership would have on the market price of our units.

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

Based on our organizational structure, as well as our expected income and assets, the BPY General Partner currently believes that our company is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If our company were deemed to be engaged in a U.S. trade or business, or to realize gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders (as defined in Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations”) generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under U.S. Treasury Regulations, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2022. See Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations - Consequences to Non-U.S. Holders”.

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

Any of the non-resident subsidiaries in which the Property Partnership directly holds an equity interest are expected to be CFAs of the Property Partnership. If any CFA of the Property Partnership or any direct or indirect subsidiary thereof that is itself a CFA of the Property Partnership (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends, whether or not the Property Partnership actually receives a distribution of that FAPI. Our company will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and our unitholders will be required to include their proportionate share of such FAPI allocated from our company in computing their income for Canadian federal income tax purposes. As a result, our unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax”, as defined in the Tax Act, applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate”, as defined in the Tax Act, of the Property Partnership may be limited in certain specified circumstances. See Item 10.E. “Additional Information - Taxation - Certain Material Canadian Federal Income Tax Considerations”.

Our unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada (and certain exempt foreign trusts as defined in subsection 94(1) of the Tax Act), other than a CFA of the taxpayer (“Non-Resident Entities”), that could in certain circumstances cause income to be imputed to our unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to our company or to the Property Partnership. See Item 10.E. “Additional Information - Taxation - Certain Material Canadian Federal Income Tax Considerations”.

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

Our unitholders who are not and are not deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold, and are not deemed to use or hold, their units of our company in connection with a business carried on in Canada (“non-resident limited partners”), may be subject to Canadian federal income tax with respect to any Canadian source business income earned by our company or the Property Partnership if our company or the Property Partnership were considered to carry on business in Canada.

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

General Risks

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

Our operations are subject to significant political, economic and financial risks, which vary by jurisdiction, and may include:

•changes in government policies or personnel;

•restrictions on currency transfer or convertibility;

•changes in labor relations;

•less developed or efficient financial markets than in North America;

•fluctuations in foreign exchange rates;

•the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements;

•less government supervision and regulation;

•a less developed legal or regulatory environment;

•heightened exposure to corruption risk;

•political hostility to investments by foreign investors; and

•difficulty in enforcing contractual obligations and expropriation or confiscation of assets.

Political instability and unfamiliar cultural factors could adversely impact the value of our investments.

We are subject to geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our operating entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business, including, for example, the Korean Peninsula, from factors such as political conflict, income inequality, refugee migration, terrorism, the potential break-up of political or economic unions (or the departure of a union member) and political corruption; the materialization of one or more of these risks could negatively affect our financial performance.

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

Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, or where existing laws and regulations may not be consistently enforced or that are perceived to have materially higher levels of corruption according to international rating standards. For example, we invest in jurisdictions that are perceived to have materially higher levels of corruption according to international rating standards, such as China, India and Brazil. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations.

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

The market price of our units may fluctuate significantly and you could lose all or part of the value of your units. Factors that may cause the price of our units to vary include:

•changes in our financial performance and prospects, or in the financial performance and prospects of companies engaged in businesses that are similar to us;

•public announcements about our business, including our development projects, pending investments and significant transactions, our significant tenants and properties or any negative publicity;

•changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to us;

•sales of our units by our unitholders, including by Brookfield and/or other significant holders of our units;

•general economic trends and other external factors, including those resulting from actual or threatened acts of war, incidents of terrorism or responses to such events;

•speculation in the press or investment community regarding us or factors or events that may directly or indirectly affect us;

•our access to capital or other funding sources and our ability to raise capital on favorable terms;

•a loss of any major funding source; and

•volatility in the market price of the BPYU Units, which may be impacted by: (i) public announcements made by BPYU; (ii) changes in stock market analyst recommendations or earnings estimates regarding BPYU; (iii) actual or anticipated fluctuations in BPYU’s operating results or future prospects; and (iv) future issuances or sales of BPYU Units by BPYU and/or its significant stockholders.

Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our units.

Our LP Units trade at a discount to equity per unit and may continue to trade at a discount in the future.

As a result of the COVID-19 pandemic, our LP Units traded at historic lows, and compared to equity per unit, which is largely based on the fair value of our investment properties less outstanding debt obligations, traded at a significant discount as a result of concerns over liquidity, leverage restrictions and distribution requirements. In part, as a result of adverse economic conditions and increasing pressure within the real estate sector of which we are a part, our LP Units have regularly traded at a discount since our inception. We cannot predict whether our LP Units will trade above, at or below our equity per unit in the future.

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

On August 28, 2018, we acquired all of the outstanding shares of common stock of GGP other than those shares previously held by our partnership and our affiliates (which represented a 34% interest in GGP prior to the acquisition). In connection with the acquisition, we formed Brookfield Property REIT Inc., which is an issuer of public securities that are intended to offer economic equivalence to an investment in our partnership in the form of a U.S. REIT stock. The BPYU Units and Series A preferred stock of BPYU trade on the Nasdaq under the symbols “BPYU” and “BPYUP”, respectively. In the acquisition, former GGP shareholders elected to receive, for each GGP common share, subject to proration, either $23.50 in cash or either one LP Unit or one BPYU Unit. As a result of the acquisition of GGP, approximately 161 million BPYU Units and 88 million LP Units were issued to former GGP shareholders.

On January 4, 2021, Brookfield Asset Management announced a proposal to acquire 100% of the LP Units that it does not already own for a price of $16.50 per LP Unit, or $5.9 billion in total value. The proposal provides that each holder of LP Units can elect to receive consideration per LP Unit of a combination of (i) 0.4 class A limited voting shares of Brookfield Asset Management (“Brookfield Shares”), (ii) $16.50 in cash, and/or (iii) 0.66 preferred units of our partnership with a liquidation preference of $25.00 per unit (“New Preferred Units”), subject in each case to pro-ration based on a maximum of 59.5 million Brookfield Shares (42% of the total value of the LP Units), maximum cash consideration of $2.95 billion (50% of the total value of the LP Units), and a maximum value of $500 million in New Preferred Units (8% of the total value of the LP Units). If holders of LP Units collectively elect to receive in excess of $500 million in New Preferred Units, the amount of New Preferred Units can increase to a maximum of $1 billion, offset against the maximum amount of Brookfield Shares. The maximum amount of cash consideration would not be affected. The board of directors of the BPY General Partner has established a committee of independent directors to review and consider the proposal.

For a description of our principal capital expenditures in the last three fiscal years and a discussion of our acquisitions and dispositions during the year ended December 31, 2020, please see Item 5.A. “Operating and Financial Review and Prospects - Operating Results”.

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

4.B.      BUSINESS OVERVIEW

Overview of our Business

Our partnership is Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. With approximately 24,400 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	139 premier properties	●	121 best-in-class malls and urban retail properties
●	97 million square feet	●	119 million square feet
●	90% occupancy	●	92% occupancy
●	8.1 year average lease term

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and/or properties with significant value-add opportunities

Our diversified Core portfolios consist of high-quality office and retail assets in some of the world’s most dynamic markets which have stable cash flow as a result of their long-term leases. We target to earn core-plus total returns on our Core portfolios. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy that should generate strong same-property NOI growth without significant capital investment. Furthermore, we enhance the returns on our stable properties through an active development and redevelopment pipeline that earns higher unlevered returns on construction costs. We currently have approximately 7 million square feet of active development projects underway with another 4 million square feet in planning stages. Our development track record reflects successful completions on time and on budget. We expect that this portion of our balance sheet to contribute meaningfully to earnings growth in our Core businesses as projects reach completion and begin to contribute rental revenue to our earnings.

    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing, mixed-use and student housing. We target to earn opportunistic returns on our LP Investments portfolio. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from a gain recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. The combination of these realized gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions.
Overall, our goal is to be the leading global owner and operator of high-quality real estate, generating an attractive total return for our Unitholders comprised of: a current yield supported by stable cash flow from a diversified portfolio; distribution growth in-line with earnings growth; and capital appreciation of our asset base. We operate our business to achieve these objectives with a long term view and will continue to make decisions with that in mind, however, we will caution you that in light of the global economic shutdown and its impact on the global economy, we may be unable to achieve these objectives in the near term. We have not changed our investment strategy as a result of COVID-19. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, reflect changes in market conditions, or portfolio premiums realized upon sale of these assets. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

    We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to earn attractive returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Despite the recent economic disruption caused by the global economic shutdown, we expect that the high quality nature of our stabilized properties and associated cash flows will continue to be in demand from investors, although our ability to execute on these recycling of capital initiatives could be impacted in the short term. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, we believe our business model is self-funding and does not require us to access capital markets to fund our continued growth.

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

Leverage Brookfield’s operating experience, execution abilities and global relations

•Through our operating entities around the globe, we receive real-time information regarding market conditions and opportunities, which helps us identify the investments that offer the best risk-adjusted returns and give us competitive advantages in the marketplace.

•Our teams in each of the regions that we target have developed strong local relationships and partnerships. Through these local networks, we originate proprietary transactions that are generally priced at more favorable valuations than competitive processes.

•Brookfield has a long history of leading multi-faceted transactions such as recapitalizations. We utilize our structuring expertise to execute these types of transactions, whereby we can acquire high quality assets at a discount to their intrinsic value.

Utilize our operating entities to add value through pro-active management

•Within our operating entities, we pursue opportunities to maximize revenues in each market, such as optimizing tenant relationships to increase occupancy and raise rents.

•We also identify opportunities to redevelop our existing assets that offer premium risk-adjusted returns.

•Finally, we make add-on acquisitions that can be integrated into our operating entities.

Develop “best-in-class” properties at a discount to asset valuations

•In markets where asset valuations are at a premium to development cost, we selectively pursue development projects that offer attractive risk-adjusted returns.

•Our development strategy is relatively low risk. Before investing a material amount of capital, we generally meet prudent pre-leasing hurdles and secure construction financing and maximum-price contracts. We bring in capital partners on a project-specific basis in order to mitigate risk and manage our cash flow profile. Finally, we monetize land parcels in order to reduce our investment in land.

Recycle capital for re-investment in new opportunities

•Once we have stabilized an asset, we will consider a full or partial sale in order to recycle capital from these assets, which effectively have low costs of capital, for re-investment in new opportunities with higher rates of return.

•For Core assets, our preference is to sell down interests in assets to institutional investors, which enables us to preserve our operating entities and earn incremental fee income.

Finance on a non-recourse basis with investment grade metrics

•We predominantly utilize asset-level debt. We size the non-recourse debt with investment grade metrics in order to provide broad access to capital throughout market cycles and optimize our cost of capital.

•In order to mitigate risk, we generally raise debt financing in local currency, and our debt portfolio is largely fixed rate through issuance of fixed coupon debt or use of interest rate derivatives.

•We seek to ladder maturities in order to reduce refinancing risk.

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

•Global Scale. With approximately 24,400 employees involved in Brookfield’s real estate business globally, we have operating entities with scale in each of our targeted sectors and geographies. With the real-time information that we receive regarding market conditions and opportunities, we believe we are well-positioned to opportunistically originate transactions that offer the highest risk-adjusted returns.

•Sector and Geographic Diversification. With a portfolio of assets in the office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing, mixed-use and student housing asset classes located primarily in North America, Europe and Australia, with a growing presence in Brazil and Asia, we have diversified cash flows that increase stability and over time should lower our cost of capital. As a result of this diversity, combined with Brookfield’s sponsorship and its strong institutional relationships, we believe that we should have access to capital across market cycles. This should enable us to take advantage of attractive opportunities as they arise.

•Superior Record of Executing Transactions. Brookfield’s real estate group has a long track record of leading multi-faceted transactions, whereby it utilizes its structuring capabilities to invest in high-quality assets on a value basis. Additionally, Brookfield has demonstrated an ability to develop “best-in-class” assets in markets where asset valuations are in excess of development costs, earning attractive returns on equity.

•Strong Organic Cash Flow Growth. As a result of escalation provisions in a majority of our leases, the mark-to-market of rents as long-term leases expire and our ability to increase occupancy/permanent occupancy primarily in our Core Office and Core Retail portfolios, we have a strong foundation for organic cash flow growth. We expect to have flexibility to utilize this incremental cash flow to increase our distribution to our unitholders or fund other growth initiatives.

•Attractive Portfolio of Development/Redevelopment Opportunities. Within our Core Office, Core Retail and LP Investments businesses we have a portfolio of development and redevelopment opportunities that offer premium returns on invested capital. We will seek to capture the value of this pipeline through a combination of investment of capital to build-out such projects and sell-downs to partners at values that reflect the development value that has been created.

•Relationship with Brookfield. As Brookfield’s flagship public commercial property entity, we are the primary vehicle through which it invests in real estate on a global basis. As a result, our unitholders benefit from Brookfield’s global presence, operating experience, execution capabilities and relationships. Furthermore, with Brookfield’s substantial liquidity and strong relationships with banks and institutional investors, we may be able to participate in attractive investments that we could not have executed on a stand-alone basis.

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

Core Office

Our Core Office portfolio consists of interests in 139 high-quality office properties totaling approximately 97 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 7 million square feet of active office and multifamily developments and office redevelopments. We believe that these assets have a stable cash flow profile due to long-term leases in place. The drivers of earnings growth in this business include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that are expected to generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn higher unlevered, pre-tax returns on construction costs from our development pipeline. However, we caution you that as a result of the global economic shutdown, we may be unable to achieve these returns in the near term. While we expect rent growth to be minimal for the next 12-18 months, we have a strong average lease-life and occupancy that we think will benefit us from more adverse impacts resulting from the shutdown.

Within our Core Office business, we remain focused on the following strategic priorities:

•Realizing value from our properties through proactive leasing and select redevelopment and repositioning initiatives to convert assets to higher yielding (or cash flow generating) properties;

•Managing capital prudently, by utilizing conservative financing structures, including the disposition of select mature or non-core assets; and

•Advancing development projects to create “best-in-class” new stock in premium locations.

Our Core Office portfolio occupancy stands at 90% leased at December 31, 2020 and reflects average in-place net rent of $38.68 per square foot compared to average market net rent of $39.86 per square foot, allowing for 3% potential to capture on higher rents on the upcoming expiration of leases.

    Another important characteristic of our Core Office portfolio is the credit quality of our tenants. We focus on tenant credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. The following list shows major tenants in our Core Office portfolio by leased area and their respective credit ratings and lease commitments as at December 31, 2020.

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	8.2%
Morgan Stanley	NY/London	A	2.7%
Barclays	London/Toronto/Calgary	BBB	2.1%
CIBC World Markets(3)	Calgary/Toronto/NY	AA	1.8%
Suncor Energy Inc.	Calgary	BBB+	1.8%
Bank of Montreal	Calgary/Toronto	AA	1.5%
EY	Various	Not Rated	1.4%
Cenovus	Calgary	BB	1.3%
Royal Bank of Canada	Various	AA-	1.3%
Deloitte	Various	Not Rated	1.3%
Total			23.4%
(1)From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2)Prior to considering partnership interests in partially-owned properties.
(3)CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 940,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

Another important strategy for our Core Office business is to sign long-term leases in order to mitigate risk, reduce our overall re-tenanting costs and ensure stable and sustainable cash flows. As at December 31, 2020, the average lease term of our Core Office business was 8.1 years, compared to 8.5 years at December 31, 2019. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration.

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

Our development pipeline is a significant component of value of our Core Office business, and we expect this pipeline to contribute significantly to earnings and provide attractive returns on capital upon stabilization. As at December 31, 2020, we held interests in centrally located development sites with total development potential of approximately 36 million square feet primarily in the United States, Canada, Europe and Australia.

We classify our Core Office development sites into three categories: (i) active development, (ii) active planning and (iii) held for development. Of the approximately 36 million square feet in our office development pipeline, 7 million square feet are in the active development stage, 4 million square feet are in the active planning stage and 25 million square feet are held for future development. With all of our development sites, we proceed with construction when our risk adjusted return hurdles and pre-leasing targets have been met.

Core Retail

Our Core Retail segment consists of 121 best-in-class retail properties containing over 119 million square feet in the United States. These assets have a stable cash flow profile due to long-term leases in place. The drivers of these targets in the business include the mark-to-market of rents upon lease expiry, escalation provisions in leases and operating expense monitoring that are expected to generate same-property NOI growth. Furthermore, we expect to earn higher unlevered, pre-tax returns on construction costs from our redevelopment pipeline, which will also drive NOI growth. NOI growth has been partially offset by the impact of tenant bankruptcies in the last 18 months, and while significant progress has been made on re-letting the majority of that space, we are now facing potential new tenant-viability challenges as a result of the shutdown. We are in negotiations with the vast majority of our tenants on lease modifications given most of our malls were closed for a portion of the second quarter as mandated by the government. These modifications have resulted in rent deferrals of 4% and abatements of 5% of total 2020 rent. Additionally, it is possible that more bankruptcies result from the shutdown which could lead to further down-time in the near and mid-term. In the current period, we have applied a credit reserve to most of our portfolio which varies based on tenant viability risk; normally reserves would only be applied to those tenants which have filed bankruptcy, were expected to file bankruptcy or were deemed high-risk. Incremental reserves recognized in the current period decreased our NOI.

Our primary objective for this segment is to be an owner and operator of best-in-class retail properties that provide an outstanding environment and experience for our communities, retailers, and consumers. The strategy for our Core Retail business includes:

•increasing the permanent occupancy of our regional mall portfolio by converting temporary leases to permanent leases and leasing vacant space;

•renewing or replacing expiring leases at greater rental rates;

•actively recycling capital through the disposition of assets and investing in whole or partial interests in high-quality regional malls, anchor pads and repaying debt; and

•continuing to execute on our existing redevelopment projects and seeking additional opportunities within our portfolio for redevelopment.

As of December 31, 2020, the portfolio was 92.5% leased, compared to 96.4% leased at December 31, 2019. On a suite-to-suite basis, the leases commencing occupancy in the trailing 12 months exhibited initial rents that were 1.1% higher than the final rents paid on expiring leases.

    For the year ended December 31, 2020, the largest tenant in our Core Retail portfolio, L Brands, Inc. (based on common parent ownership), accounted for approximately 4.3% of rents. Our three largest tenants in the Core Retail portfolio, L Brands, Inc, Foot Locker, Inc, and LVMH, in aggregate, comprised approximately 10.3% of rents.

Competition within the retail property sector is strong. We compete for tenants and visitors to our malls with other malls in close proximity as well as online retailers. We believe the high quality of our properties enables us to compete effectively for retailers and consumers. In order to maintain and increase our competitive position within the marketplace we:

•strategically locate tenants within each property to achieve a merchandising strategy that promotes traffic, cross-shopping and maximizes sales;

•introduce new concepts to the property which may include restaurants, theaters, grocery stores, first-to-market retailers, and e-commerce retailers;

•utilize our properties with the opportunities to add other potential uses such as residential, hospitality and office space to complement our retail experience;

•invest capital to provide the right environment for our tenants and consumers, including aesthetic, technological, and infrastructure improvements; and

•ensure our properties are clean, secure and comfortable.

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
    Our redevelopment pipeline is a significant component of value of our Core Retail business. We have redevelopment activities with an estimated cost to the company totaling approximately $776 million in the pipeline. We continue to evaluate a number of other redevelopment projects to further enhance the quality of our assets.

LP Investments
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, student housing, manufactured housing and mixed-use. We target to earn opportunistic returns on our LP Investments portfolio. We caution you that in light of the global economic shutdown and its impact stock markets worldwide, we may be unable to achieve these returns in the near term.

LP Investments - Office

    Our LP Investments - Office business consists of 111 opportunistic office properties comprising of approximately 42 million square feet of office space in the United States, United Kingdom, Brazil and Asia. Our LP Investments - Office strategy is to acquire high-quality portfolios and/or in office properties at a discount to replacement cost or intrinsic value and execute strategies to increase occupancy and rental rates, expand on developments and achieve opportunistic returns through NOI growth and fair value appreciation.

LP Investments - Retail

    Our LP Investments - Retail business is comprised of approximately 24 million square feet of opportunistic retail space across 38 properties across the United States and in select Brazilian markets. Similar to our LP Investments - Office business, our strategy is to acquire high-quality portfolios and/or retail properties at a discount to replacement cost or intrinsic value and execute strategies to increase occupancy and rental rates, expand on developments and achieve opportunistic returns through NOI growth and fair value appreciation.

Multifamily

Our multifamily business consists of 40 properties with approximately 12,590 multifamily units across the United States. Our strategy is to selectively develop properties in high growth, supply-constrained markets. We leverage our track record of successfully entitling land for development of multifamily properties and managing construction in order to maximize returns. We also seek opportunities to redevelop well-located, older assets and earn an attractive return on this capital by raising rents, which are still a significant discount to new products.

Logistics

Our logistics business consists of 3 modern logistics development assets in China. Our logistics strategy is to acquire older generation logistics properties that we can redevelop into state-of-the-art product. We also seek to selectively develop projects in supply constrained markets that are critical to the global supply chain. We leverage our long track record of successfully entitling land in these markets and our global relationships with retailers and other logistics companies to negotiate anchor leases to support such projects.

Hospitality

Our hospitality business consists of interests in 124 hospitality assets with over 25,700 rooms across North America, Europe and Australia. Our strategy is to employ a disciplined approach to asset selection and target investments with significant value creation opportunities. We seek to invest in hotels and hospitality related ventures in which we can use our operational expertise to add value. These strategies include, but are not limited to, renovations, repositioning, rebranding, management modification, channel distribution management, expense control and creative capital structuring.

Triple Net Lease

Our triple net lease business consists of 216 properties that are leased to automotive dealerships across the United States and Canada on a triple net lease basis. Our strategy is to grow the business by acquiring new locations, upgrading existing facilities and constructing new stores.

Manufactured Housing

Our manufactured housing business consists of 136 manufactured housing communities with over 32,400 sites across the United States. Our strategy is to grow this business through add-on acquisitions of properties, upgrading existing properties, and internalized facilities management and marketing.

Student Housing

Our student housing business consists of 53 student housing properties with approximately 19,880 beds in the United Kingdom. Our student housing business operates in strong markets with highly ranked universities throughout the United Kingdom. Our strategy is to grow this business through add-on acquisitions of properties, upgrading existing properties, and internalized facilities management and marketing.

Mixed-use

Our mixed-use business consists of 7 mixed-use properties with approximately 6 million square feet in Germany and South Korea. Our mixed-use strategy is to acquire high-quality assets at a discount to replacement cost or intrinsic value and execute strategies to increase occupancy and rental rates, expand on developments and achieve opportunistic returns through NOI growth and fair value appreciation.

Geographic Distribution

As of December 31, 2020, approximately 67.4% of our assets and 71.9% of our revenues originated from the United States with the remaining 32.6% of our assets and 28.1% of our revenues originating from Canada, Australia, United Kingdom, Europe, Brazil and Asia.

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

Competition and Marketing

The nature and extent of competition we face varies from property to property and business to business. Our direct competitors include other office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing, mixed-use and student housing operating companies; public and private real estate companies and funds; commercial property developers and other owners of real estate that engage in similar businesses. In addition, we face competition in our retail business from alternatives to traditional mall shopping, particularly online shopping.

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

Regulation

Our business is subject to a variety of federal, state, provincial and local laws and regulations relating to the ownership and operation of real property, including the following:

•We are subject to various laws relating to environmental matters. We could be liable under these laws for the costs of removal and remediation of certain hazardous substances or wastes existing in, or released or deposited on or in our properties or disposed of at other locations.

•We must comply with regulations under building codes and human rights codes that generally require that public buildings be made accessible to disabled persons.

•We must comply with laws and regulations concerning zoning, design, construction and similar matters, including regulations which impose restrictive zoning and density requirements.

•We are also subject to state, provincial and local fire and life safety requirements.

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

Brookfield has an effective economic interest in our business of approximately 57% and affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement. Brookfield encourages a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires tailored, local management and responsibility. The following are Brookfield’s and our partnership’s ESG principles:

•Ensuring the well-being and safety of employees
◦Employee Well-Being: Strive to meet or exceed all applicable labor laws and standards, which includes respecting human rights, offering competitive wages and implementing nondiscriminatory, fully inclusive hiring practices.
◦Health & Safety: Aim to have zero serious safety incidents by encouraging consistent health and safety principles across the organization.

•Be good stewards in the communities in which we operate
◦Community Engagement: Engage with community groups potentially affected by our actions to ensure that their interests, safety and well-being are appropriately integrated into our decision-making.
◦Philanthropy: Empower employees to participate in, and use resources to give back to, local communities.

•Mitigate the impact of operations on the environment
◦Environmental Stewardship: Strive to minimize environmental impact and improve efficient use of resources over time.

•Conduct business according to the highest ethical and legal/regulatory standards
◦Governance, Ethics and Fairness: Operate with high ethical standards by conducting business activities in compliance with applicable legal and regulatory requirements, and consistent with our Code of Business Conduct and Ethics.
◦Transparency: Be accessible to our investors and stakeholders by being responsive to requests for information and timely in our communication.

ESG and the Investment Process

ESG culture is embedded throughout the investment process, starting with the due diligence of a potential investment through to the exit process. During the initial due diligence phase, Brookfield uses its operating expertise to identify material ESG risks and opportunities relevant to a potential investment. In completing these initial assessments, internal experts and, as needed, third-party consultants are used. Brookfield also draws on the guidance of the Sustainability Accounting Standards Board’s Engagement Guide, which seeks to identify material ESG considerations and integrate these into the underwriting of potential investments.

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

Environmental Initiatives

We pride ourselves on contributing positively to the local communities in which we operate. This means we continually strive to minimize our impact on the environment, while balancing the need for economic growth. We demonstrate respect for the natural environment and take steps to protect it by investing in green technologies, encouraging environmentally sound construction methods, and promoting strategies to minimize our carbon footprint. Sustainability initiatives in our portfolio vary by investment but include energy reduction strategies, use of alternative energy sources such as solar, water conservation, recycling, enhanced indoor air quality, alternative transportation parking, environmentally friendly cleaning materials and erosion control.

We seek to measure the success of our environmental initiatives and report on our progress, including by participating in the Global Real Estate Sustainability Benchmark (“GRESB”) and seeking certifications within our business:

•GRESB Reporting
◦In 2020, we embarked on expanded reporting to GRESB, with a new commitment from BSREP III to report to GRESB in 2021 for base year 2020.
◦BSREP III will be the sixth Brookfield business segment to respond to GRESB, joining businesses in our Core Office and Core Retail segments. The aforementioned business segments achieved an average GRESB score of 83% and our performance score is 12 points higher on average in all business segments compared to the GRESB participant average.

•Certifications
◦Our commitment to sustainability and intelligent design has earned us global recognition. 99% of our eligible global office area has achieved a sustainability designation; specifically, across our portfolio we hold 52 LEED certifications, 41 Energy Star certifications in the United States, 50 BOMA 360 office certifications in the United States and Canada, 29 NABERS certifications in Australia, 7 Green Star certifications and 4 BREEAM certifications.

Social Initiatives

Consistent with our ESG Principles, we aim to create sustainable value by acting responsibly while aligning the interest of our investors, stakeholders and employees. Our focus on stakeholder alignment, long-term horizon and fostering a collaborative culture are foundational to our achieving superior results. We remain actively involved in discussions aimed at advancing our awareness across various social considerations, including the following key focus areas:

•Human Capital Development
◦We hire people who we believe have the capability and the drive to grow and develop, providing stretch opportunities with fast track development where appropriate.
◦We invest heavily in the development of our people. Our “grow-from-within” development approach focuses on internal mobility across business groups, functions and regions.
◦We view our philanthropic activities as an opportunity to engage our people and support their development, and be of benefit to the local communities in which we operate. In 2019, Brookfield replaced its regional approach to philanthropy with a two-pronged global approach, which includes a global matching program and a capital pool for each office to support philanthropic activities that are important to our people and facilitate relationship building in support of collaboration.

•Diversity & Inclusion
◦Brookfield is committed to a positive, open and inclusive work environment. Our approach to ethnic and gender diversity in our human resources starts with a strong tone at the top and our Code of Conduct and Positive Work Environment Policy set a consistently high standard for how we interact with each other across our global asset management business.
◦In 2020, Brookfield created a Global Diversity Advisory Group. The mandate of the group is twofold: provide insight into the concerns, challenges and successes around attracting and retaining members of the Black community and other underrepresented groups within our business; and to find ways to increase our engagement with these groups.

•Our Health & Safety Program
◦Health and safety policies and procedures apply not only to employees, but also to contractors and subcontractors and take into consideration the protection of the surrounding community. Our objective is to have zero serious safety incidents by working toward implementing consistent health and safety principles across the organization. Senior management in our respective Service Providers are accountable for the health and safety performance of their individual businesses.

•Human Rights and Modern Slavery
◦Brookfield is committed to conducting business in an ethical and responsible manner, including by carrying out our activities in a manner that respects and supports the protection of human rights through i.) the elimination of discrimination in employment; ii.) the prohibition of child and force labor; and iii.) the eradication of harassment and physical or mental abuse in the workplace.

◦We strive to embed these standards into all core business activities, including training, communications, contracts and due diligence processes as appropriate. These practices extend to our interactions with key suppliers and other business partners.

Governance Initiatives

We recognize that strong governance is essential to sustainable business operations, and we aim to conduct our business according to the highest ethical and legal standards. We rigorously maintain sound governance practices that guide our actions and give our investors peace of mind. Given the trend toward increased regulations targeting ESG in many jurisdictions, such as the EU, we are focused on regularly updating how we manage our ESG compliance. This involves continuing review of evolving legislation, guidelines and best practices for all jurisdictions in which we operate.

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

4.C.  ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart on the following page represents a simplified summary of our organizational structure as of December 31, 2020. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Asset Management holds units of our company have been omitted.

This chart should be read in conjunction with the explanation of our ownership and organizational structure on the following pages.

Brookfield Asset Management Inc. (Brookfield Asset Management) (Ontario)
LP Interest (1) 27.22%
Public
LP Interest (1) 72.76%
Brookfield Property Partners Limited (BPY General Partner) (Bermuda)
GP Interest 0.02%
Brookfield Property Partners L.P. (our company) (Bermuda)
Redeemable Preferred Shares ($6 million)
GP Interest and LP Interest
Redemption-Exchange Units (1) 50.61%
Managing GP Units 48.86%
Brookfield Property Special L.P. (Property Special LP) (Bermuda)
Special LP Units 0.53%
Brookfield Property L.P. (Property Partnership) (Bermuda)
Holding Entities (2)
Public Class A Stock
GP Interest 99.90%
50.00% Series B Common
Brookfield BPY Holdings Inc. (CanHoldco) (Ontario)
Brookfield Property REIT Inc. (BPYU) (Delaware)
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
BPY Bermuda Holdings Limited (Bermuda)
BPY Bermuda Holdings IV Limited (Bermuda)
BPY Bermuda Holdings V Limited (Bermuda)
BPY Bermuda Holdings VI Limited (Bermuda)
Operating Entities (3)
Core Office
BPO (4) 100%
Australia (5) 100%
Europe 100%
Canary Wharf (6) 50%
Brazil (7) 51%-67%
Core Retail
BPYU (8) 100%
LP Investments
LP Investments - Office (9) 24%-33%
Rouse 50%
Brazil Retail 46%
LP Investments – Retail 26%
Logistics 31%
Multifamily (9) 4%-37%
Hospitality (9) 16%-27%
Triple Net Lease 26%
Student Housing 25%
Manufactured Housing 26%
Finance Funds (10) 1%-18%
Mixed-Use 22%-31%

(1)As of December 31, 2020, public holders own LP Units of our company representing a 73% limited partnership interest in our company, and Brookfield owns the remaining LP Units of our company, representing a 27% limited partnership interest in our company. Assuming the exchange of the Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism and the exchange of the issued and outstanding Exchange LP Units not held by us and the issued and outstanding BPYU Units, Brookfield has a 62% interest in our company. On a fully-exchanged basis and taking into account the exchange of the issued and outstanding BPYU Units, public holders (excluding the Class A Preferred Unitholder) would own LP Units of our company representing a 36% interest in our company, the Class A Preferred Unitholder would own LP Units of our company representing a 7% interest in our company and Brookfield would own the remaining LP Units of our company, representing a 57% interest in our company. Brookfield also has an approximately 51% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units and Special LP Units. On a fully-exchanged basis, our company would directly own 99% of the limited partnership interests in the Property Partnership.
(2)The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1 million of Class B junior preferred shares of Brookfield BPY Holdings Inc. (“CanHoldco”) as of December 31, 2020. In addition, Brookfield holds $5 million of Class A senior preferred shares of each of CanHoldco and of two wholly-owned subsidiaries of other Holding Entities, which preferred shares are entitled to vote with the common shares of the applicable entity. Brookfield has an aggregate of 2% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of any of the other applicable entities. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.
(3)Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2020.
(4)The majority of our Core Office portfolio is held through Brookfield Office Properties, Inc. (“BPO”). We own 100% of its outstanding common shares and outstanding voting preferred shares as well as interests in certain series of its non-voting preferred shares.
(5)Our Australian office business consists of our direct interest in our Australian office properties not held through BPO.
(6)Our interest in Canary Wharf is held through a joint venture owned 50% by our company and 50% by the Class A Preferred Unitholder.
(7)Our Brazilian office business includes 67% ownership of an office building in Rio de Janeiro, Brazil and our interest in an office building in the Faria Lima section of São Paulo, Brazil.
(8)Our economic interest in BPYU is 100% as BPYU Units are intended to be economically equivalent to LP Units. Our voting interest is 97% of the voting stock of BPYU through our 100% ownership of BPYU’s Series B preferred stock, Class B-1 stock, Class B-2 stock and Class C stock. The balance of the voting rights in respect of BPYU are held by the public holders of the BPYU Units.
(9)Our economic interest set forth above is reflected as a range because our LP Investments are held through Brookfield-sponsored real estate funds in which we hold varying interests.
(10)Our interest in one of our opportunistic real estate finance funds is owned by the Property Partnership.

The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating entities included in our organizational chart set out above under “- Organizational Chart”.

Name	Economic Interest(1)	Voting Interest(1)
Core Office
BPO(2)	100%	100%
Australia	100%	100%
Europe	100%	100%
Canary Wharf	50%	50%
Brazil	51% - 67%	51% - 67%
Core Retail
BPYU	100%	97%
LP Investments
LP Investments - Office(3,4)	24% - 33%	—
Rouse	50%	33%
Brazil Retail(3)	46%	—
LP Investments - Retail(4)	26%	—
Logistics(3,4)	31%	—
Multifamily(3,4)	26% - 37%	—
Hospitality(3,4)	26% - 33%	—
Triple Net Lease(3,4)	29%	—
Student Housing(3,4)	25%	—
Manufactured Housing(3,4)	26%	—
Finance Funds(3,4)	1% - 18%	—
Mixed-Use(3,4)	22% - 31%	—
(1)All interests are rounded to the nearest one percent and are calculated as at December 31, 2020.
(2)Our interest in BPO consists of 100% of its outstanding common shares and outstanding voting preferred shares, as well as interests in certain series of its non-voting preferred shares.
(3)We hold our economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored real estate funds. By their nature, limited partnership interests do not have any voting rights.
(4)Our economic interest set forth above is reflected as a range because our LP Investments are primarily held through Brookfield-sponsored real estate funds in which we hold varying interests.

Our Company

In connection with the Spin-off, we acquired from Brookfield Asset Management substantially all of its commercial property operations, including its office, retail, multifamily and logistics assets. We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. We are positioned to take advantage of Brookfield’s global presence, providing our unitholders with the opportunity to benefit from Brookfield’s operating experience, execution abilities and global relationships. As of December 31, 2020, Brookfield Asset Management has an effective economic interest in our business of approximately 62%.

Property Partnership

Our company’s sole direct investments are a managing general partnership interest in the Property Partnership and an interest in BP US REIT LLC. Our company serves as the managing general partner of the Property Partnership and has sole authority for the management and control of the Property Partnership.

Our company owns a direct 49% interest in the Property Partnership through ownership of Managing General Partner Units. Our company also owns the Property Partnership Preferred Units, Series 5, 6 and 7. Brookfield has an approximately 51% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units. Brookfield’s interest in the Property Partnership also includes a special limited partnership interest held by Property Special LP, a wholly-owned subsidiary of Brookfield Asset Management, which entitles it to receive equity enhancement distributions and incentive distributions from the Property Partnership. Holders of our units, other than Brookfield, including the Class A Preferred Unitholder and the holders of the AO LTIP Units and FV LTIP Units, hold the remaining approximate 1% economic interest in the Property Partnership. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Equity Enhancement and Incentive Distributions”.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

OBJECTIVES AND FINANCIAL HIGHLIGHTS
OVERVIEW
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “ partnership”, “we”, “us”, or “our”) covers the financial position as of December 31, 2020 and 2019 and results of operations for the years ended December 31, 2020, 2019, and 2018. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as of December 31, 2020 and 2019 and each of the years ended December 31, 2020, 2019, and 2018 (the “Financial Statements”) and related notes contained elsewhere in this Form 20-F.

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

We also discuss the results of operations on a segment basis, consistent with how we manage our business. On July 1, 2018, the partnership realigned its LP Investments segment (formerly referred to as Opportunistic) to include the corporate function of the Brookfield-sponsored real estate opportunity funds, previously included in the Corporate segment, to more closely align with how the partnership now presents financial information to the chief operating decision maker (“CODM”) and investors. As of December 31, 2020, the partnership is organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), FV LTIP Units of the Operating Partnership (“FV LTIP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), Class A stock, par value $0.01 per share, (“BPYU Units”) of Brookfield Property REIT Inc. (“BPYU”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1, Series 2 and Series 3 (“Preferred Equity Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units, Exchange LP Units and BPYU Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPYU Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPYU Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”), as the holder of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. We present the Exchange LP Units as a component of non-controlling interests. BPYU Units provide their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPYU Units exercise this right, our partnership has the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPYU Units participates in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPYU Units as a component of non-controlling interest.

This MD&A includes financial data for the year ended December 31, 2020 and includes material information up to the date of this Form 20-F. Financial data has been prepared using accounting policies in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

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

OVERVIEW OF OUR BUSINESS
We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our unitholders and capital appreciation of our asset base over the long term. With approximately 24,400 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including in our:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	139 premier properties	●	121 best-in-class malls and urban retail properties
●	97 million square feet	●	119 million square feet
●	90% occupancy	●	92% occupancy
●	8.1 year average lease term

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and/or properties with significant value-add opportunities

    Our diversified Core portfolios consist of high-quality office and retail assets in some of the world’s most dynamic markets which have stable cash flow as a result of their long-term leases. We target to earn core-plus total returns on our Core portfolios. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy that should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we enhance the returns on our stable properties through an active development and redevelopment pipeline that earns higher unlevered returns on construction costs. We currently have approximately 7 million square feet of active development projects underway with another 4 million square feet in planning stages. Our development track record reflects successful completions on time and on budget. We expect this portion of our balance sheet to contribute meaningfully to earnings growth in our Core businesses as projects reach completion and begin to contribute rental revenue to our earnings.

    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing, mixed-use and student housing. We target to earn opportunistic returns on our LP Investments portfolio. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from a gain recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. The combination of these realized gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions.

Overall, our goal is to be the leading global owner and operator of high-quality real estate, generating an attractive total return for our Unitholders comprised of: a current yield supported by stable cash flow from a diversified portfolio; distribution growth in-line with earnings growth; and capital appreciation of our asset base. We operate our business to achieve these objectives with a long term view and will continue to make decisions with that in mind, however, we will caution you that in light of the global economic shutdown and its impact on the global economy, we may be unable to achieve these objectives in the near term. We have not changed our investment strategy as a result of COVID-19. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, reflect changes in market conditions, or portfolio premiums realized upon sale of these assets. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

    We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to earn attractive returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Despite the economic disruption caused by the global economic shutdown, we expect that the high quality nature of our stabilized properties and associated cash flows will continue to be in demand from investors, although our ability to execute on these recycling of capital initiatives could be impacted in the short term. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

PERFORMANCE MEASURES
We expect to generate returns to Unitholders from a combination of healthy distributions and appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations and distributions from return of capital and realization events from our LP Investments portfolio, we expect to be able to increase distributions to Unitholders to provide them with an attractive total return on their investment. As noted above, however, we may be unable to increase our cash flows in the near term and as a result may be unable to increase our distributions as anticipated.

We also consider the following items to be important drivers of our current and anticipated financial performance, however the impact of the recent global economic shutdown could limit our potential to achieve these measures:
•increases in occupancies by leasing vacant space and pre-leasing active developments;

•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•debt capital at a cost and on terms conducive to our goals;

•equity capital at a reasonable cost;

•new property acquisitions and other investments that fit into our strategic plan; and

•opportunities to dispose of peak value or non-core assets.

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

•NOI: revenues from our commercial property operations less direct commercial property expenses (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses (“Hospitality NOI”).

•Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.

•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of Brookfield Strategic Real Estate Partners III (“BSREP III”) FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.

•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.

•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 80.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 80 as we believe net income is the most comparable measure.

    In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 80.

    Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. We reconcile Net income attributable to Unitholders to net income on page 80 and Equity attributable to Unitholders to total equity on page 81.

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

Substantially all of our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office, retail and mixed-use assets are typically valued using a discounted cash flow methodology while our multifamily, logistics, triple net lease, manufactured housing, and student housing assets are typically valued using a direct capitalization methodology.

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our core real estate portfolio having a combined 91.1% occupancy level and an average seven-year lease life. Valuation assumptions, such as discount rates and capitalization rates, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. Capitalization rates are determined by our investment professionals based on market data from comparable transactions and third-party reports.

As a result of the ongoing global economic shutdown, we believe uncertainty remains with respect to certain input factors on our fair value of investment properties, including capitalization rates and discount rates, due to a lack of market transactions since early March 2020. However, we have adjusted capitalization and discount rates in certain assets to reflect changes to risk-free borrowing rates. During the current period, cash flow adjustments have been made as we have taken into account the anticipated outcome of tenant negotiations, leasing downtime, nil-to-minimal rental growth in the near-term and bad debt reserves, as new information related to the pandemic is understood.

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

The hospitality sector has experienced the most immediate and acute impact from the global economic shutdown as the majority of our hospitality investments were closed, and currently remain closed or are operating at very low occupancy, either as a result of mandatory closure orders from various government authorities or due to severe travel restrictions. As a result of these closures, we have identified an impairment indicator and have performed an impairment test for each hospitality investment based on revised cash flows and valuation metrics. More information on the valuation and impairment of these assets is included in Note 8, Property, Plant And Equipment.

Valuation methodology
All of our valuations are subject to various layers of review and controls as part of our financial reporting processes. These controls are part of our system of internal control over financial reporting that is assessed by management on an annual basis. Under the discounted cash flow model, the base cash flows are determined as part of our annual business planning process, prepared within each operating business and reviewed by the senior management teams responsible for each segment, along with senior investment professionals responsible for the relevant asset classes. Valuation assumptions such as discount rates and terminal capitalization rates are compared to market data, third party reports, research material and broker opinions as part of the review process. Due to uncertainty surrounding COVID-19, the volatility of current markets, pace and size of government policy responses and the lack of private market transactions, for the current period, we did not take a holistic approach to adjusting discount rates and/or terminal capitalization rates on any of our sectors, but rather an asset-by-asset view of risk and long-term value was applied in consideration of a reduction in cashflows in our models. Management also considered changes to risk-free borrowing rates in consideration of risk applied in our models.

External valuations
We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During 2020, we obtained 85 external appraisals of our properties representing a gross property value of $32 billion (or 16% of the portfolio). These external appraisals were within 1% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to our IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance for the years ended December 31, 2020, 2019, and 2018 and our financial position as of December 31, 2020, and 2019. Further details on our results from operations and our financial position are contained within the “Segment Performance” section on page 85.

    The global economic shutdown continues to interrupt business activities and supply chains; disrupt travel; and contribute to significant volatility in the financial markets, resulting in a general decline in equity prices and lower interest rates. The shutdown has also impacted social conditions and adversely impacted local, regional, national and international economic conditions, as well as the labor markets. We have seen an adverse impact to our financial position and consolidated performance as a direct result of the shutdown and it is possible that our results in future periods may continue to be adversely impacted.

The following acquisitions and dispositions of consolidated properties affected our consolidated results in the comparative periods for the years ended December 31, 2020, 2019, and 2018:

In our Core Office segment:
•In the fourth quarter of 2020, we sold our interest in One London Wall Place in London for approximately £460 million ($614 million) and a realized gain of approximately £107 million ($143 million)

•In the second quarter of 2020, we sold approximately 50% of our interests in two multifamily properties, One Blue Slip and Andorra, into joint ventures with Brookfield Premier Real Estate Partners Pooling LLC (“BPREP”) for net proceeds of $102 million and $44 million, respectively. Prior to the transactions, our interests were consolidated but are now accounted for under the equity method.

•In the fourth quarter of 2019, we acquired an incremental 50% interest in One and Two London Wall Place in London for approximately £177 million ($229 million) and as a result, gained control. These assets were previously accounted for under the equity method and are now consolidated.

•In the fourth quarter of 2019, we sold our interest in Jessie Street Centre in Sydney for approximately A$412 million ($282 million) and a realized gain of approximately A$82 million ($56 million).

•In the third quarter of 2019, we sold our interest in the Darling Park office complex in Sydney for approximately A$638 million ($438 million) and a realized gain of approximately A$247 million ($169 million). We sold 3 Spring Street in Sydney for approximately A$173 million ($119 million) and a realized gain of approximately A$98 million ($67 million).

•In the second quarter of 2019, we sold our interest in 2001 M Street in Washington, D.C. for approximately $121 million and a realized gain of approximately $32 million.

In our Core Retail segment:
•In the second quarter of 2020, we restructured our joint venture partnership in Water Tower Place in which we acquired an incremental 43.9% interest through the assumption of our partner’s share of debt held on the property. Prior to the acquisition, our joint venture interest was reflected as an equity accounted investment and is now consolidated.

•In the fourth quarter of 2019, we acquired our joint venture partner’s incremental interest in four properties including Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, and Shops at Merrick Park in Florida, bringing our ownership in each of the malls to 100%. Concurrently, we sold our interest in Bridgewater Commons in New Jersey to the joint venture partner. Prior to the acquisition of the four assets, our joint venture interest was accounted for under the equity method and is now consolidated.

•In the third quarter of 2019, we acquired an incremental 49.7% interest in 730 Fifth Avenue in New York for approximately $779 million. Prior to the acquisition, our 50% joint venture interest was reflected as an equity accounted investment. As a result of the acquisition, we gained control of the investment and consolidated its results.

In our LP Investments segment:
•In the fourth quarter of 2020, we sold our portfolio of self-storage assets in the United States in the Brookfield Strategic Real Estate Partners II (“BSREP II”) fund for approximately $1.2 billion and a realized gain of approximately $244 million.

•In the fourth quarter of 2020, we sold a partial interest in a portfolio of triple-net lease assets in the United States in the Brookfield Strategic Real Estate Partners I (“BSREP I”) fund for approximately $728 million and a realized gain of approximately $105 million. As part of the sale, we no longer have certain voting rights, which has resulted in a loss of control over the investment; as a result, we deconsolidated our investment in the portfolio.

•In the fourth quarter of 2020, we sold two office assets in Brazil in the BSREP II fund for approximately R$2.0 billion ($379 million) and a realized gain of approximately R$735 million ($136 million).

•In the fourth quarter of 2020, we sold five multifamily assets in the United States in the BSREP II fund for approximately $390 million and a realized gain of approximately $61 million.

•In the third quarter of 2020, we completed the recapitalization of the Atlantis Paradise Island resort (“Atlantis”) with a consortium of investors who made a total commitment of $300 million in the form of preferred equity, of which we committed approximately $125 million. As a result, we no longer control the previously consolidated investment and account for the investment under the equity method following recapitalization.

•In the first quarter of 2020, we sold an office asset in California in the BSREP II fund for approximately $131 million and a realized gain of approximately $58 million.

•In the fourth quarter of 2019, we sold five multifamily assets in the United States in the BSREP I fund for approximately $1.1 billion and a realized gain of approximately $203 million.

•In the third quarter of 2019, we sold a portfolio of triple-net lease assets in the United States in the BSREP I fund, for approximately $585 million and a realized gain of approximately $36 million.

•In the second quarter of 2019, we sold a portfolio of office assets in California in the BSREP I fund, for approximately $270 million and a realized gain of approximately $114 million.

•In the first quarter of 2019, BSREP III held its final close with total equity commitments of $15 billion. Prior to final close, we had committed to 25%, or a controlling interest in the fund and as a result, had previously consolidated the investments made to date. Upon final close, on January 31, 2019, we reduced our commitment to $1.0 billion, representing a 7% non-voting position. As a result, we lost control and deconsolidated our investment in the fund.

For the purposes of the following comparison discussion between the years ended December 31, 2020 and December 31, 2019, the above transactions are referred to as the investment activities. In addition to the investment activities, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

For the comparison discussions between the years ended December 31, 2019 and December 31, 2018, please refer to Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on February 28, 2020.

Summary of Operating Results

(US$ Millions)	2020	2019	2018
Net (loss) income	$(2,058)	$3,157	$3,654
Net (loss) income attributable to Unitholders(1)	(2,358)	1,956	1,978
NOI(1)	3,535	4,414	3,869
FFO(1)	707	1,147	866
Company FFO(1)	815	1,345	1,179
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 66. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 80.

    We recognized a net loss of $2,058 million for the year ended December 31, 2020 which compares to net income of $3,157 million during 2019. Net loss per unit attributable to Unitholders for the year ended December 31, 2020 was $2.39 compared with income of $1.89 during 2019. The decrease is primarily attributable to fair value losses recognized on our Core Office and Core Retail portfolios, which reflects the impact of the global economic shutdown on our near and mid-term cash flow assumptions. Changes to our near and mid-term cash-flows vary by property and reflect lesser rental rate growth and leasing assumptions, delayed capital expenditures, and tenant-specific credit loss assumptions based on ongoing and completed negotiations with tenants for deferred or abated rent. Fair values losses in Core Office and Core Retail were $223 million and $1,706 million, respectively. Additionally, higher discount rates and terminal capitalization rates were applied to assets, mostly in our Core Retail portfolio, where we have more exposure to anchor tenants who have recently filed for bankruptcy. Net loss was also impacted due to mark-to-market losses on derivatives and operating losses at our hospitality properties due to government-mandated shutdowns.

FFO decreased to $707 million for the year ended December 31, 2020 from $1,147 million in 2019. The decrease was driven by operating losses from our hospitality portfolio due to government-mandated closures primarily at Atlantis in the Bahamas and occupancy restrictions at Center Parcs in the U.K., as a result of the shutdown. Our hotels are running, on average, at much lower occupancies than is required to break-even, and some properties continue to be closed subsequent to the end of the year. These decreases were partially offset by lower interest expense due to the impact of the historically low interest rate environment on our variable debt obligations.

Operating Results

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Commercial property revenue	$5,397	$5,691	$5,043
Hospitality revenue	702	1,909	1,913
Investment and other revenue	494	603	283
Total revenue	6,593	8,203	7,239
Direct commercial property expense	1,936	1,967	1,851
Direct hospitality expense	628	1,219	1,236
Investment and other expense	69	82	26
Interest expense	2,592	2,924	2,464
Depreciation and amortization	319	341	308
General and administrative expense	816	882	1,032
Total expenses	6,360	7,415	6,917
Fair value (losses) gains, net	(1,322)	596	2,466
Share of net (losses) earnings from equity accounted investments	(749)	1,969	947
(Losses) Income before income taxes	(1,838)	3,353	3,735
Income tax expense	220	196	81
Net (loss) income	(2,058)	3,157	3,654
Net (loss) income attributable to non-controlling interests of others in operating subsidiaries and properties	300	1,201	1,676
Net (loss) income attributable to Unitholders(1)	$(2,358)	$1,956	$1,978
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 66. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section starting on page 80.

    Our basic and diluted net income per unit attributable to Unitholders and weighted average units outstanding are calculated as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2020	2019	2018
Net (loss) income	$(2,058)	$3,157	$3,654
Less: Non-controlling interests	300	1,201	1,676
Less: Preferred unit dividends	42	15	—
Net (loss) income attributable to Unitholders – basic(1)	(2,400)	1,941	1,978
Dilutive effect of conversion of capital securities – corporate and options(3)	—	8	27
Net (loss) income attributable to Unitholders – diluted	(2,400)	1,949	2,005
Weighted average number of units outstanding – basic(1)	1,005.0	1,025.0	866.9
Conversion of capital securities – corporate and options(3)	—	6.7	18.5
Weighted average number of units outstanding – diluted	1,005.0	1,031.7	885.4
Net (loss) income attributable to Unitholders per unit – basic(1)(2)	$(2.39)	$1.89	$2.28
Net (loss) income attributable to Unitholders per unit – diluted(2)	$(2.39)	$1.89	$2.26
(1)Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.
(2)Net income attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 66.
(3)There was no dilutive impact from options during 2020 as the average market price did not exceed the exercise price.

Commercial property revenue and direct commercial property expense
The global economic shutdown had a modest negative impact to our commercial property revenue earned in the year, as most of our revenues are from contractual rent agreements. Reductions in revenue were mostly from parking and fee income. While our commercial property revenues were not materially impacted by the shutdown, near-term cash flows have been impacted and future revenues and cash flows produced by the partnership’s commercial properties are more uncertain as a result of the rapid impact to the global economy. We have reflected in our operating results through fair value gains (losses) our estimate of near and mid-term disruptions to cash flows to reflect collections, higher vacancy, longer leasing downtime, bad debt credit reserves and assumptions on new leasing.

In 2020, commercial property revenue decreased by $294 million compared to 2019 due to property dispositions, the negative impact of foreign currency translation, and the deconsolidation of BSREP III investments, which was consolidated in the prior year and contributed $87 million to revenue. Additional decreases were driven by a 7.8% same-property loss in our Core Office portfolio, attributable to lower parking revenue due to the shutdown and lease expirations since the prior year, as well as the impact of lower occupancy, abatements and tenant bankruptcies within our Core Retail portfolio due to the shutdown. These decreases were partially offset by investment activity and the substantial completion of 100 Bishopsgate in London.
Direct commercial property expense decreased by $31 million largely due to property dispositions and the deconsolidation of BSREP III investments. Margins in 2020 were 64.1%; a 2.0% decline compared to 2019 and an improvement of 1.3% compared to 2018.

Commercial property NOI decreased to $3,461 million for the year ended December 31, 2020 compared with $3,724 million during 2019. The decrease was primarily driven by the reasons mentioned above.

Hospitality revenue and direct hospitality expense
Our hospitality assets have experienced a significant slowing of operations and closures since the month of March 2020 due to travel restrictions and stay-at-home orders as a direct result of the global economic shutdown; the impact of which is reflected in our revenues and also resulted in a number of impairments.

Hospitality revenue decreased to $702 million for the year ended December 31, 2020 from $1,909 million in 2019. The decrease was due to closures and cancellations related to COVID-19 during the year, primarily at the Atlantis and Center Parcs. The majority of our hospitality investments are currently operating at a loss given reduced occupancy levels or mandated closures. Direct hospitality expense decreased to $628 million in 2020 from $1,219 million in 2019. We have been able to reduce operating costs given most hotels are closed, however certain fixed costs remain and are not offset by revenues because of closures and/or drastically reduced occupancy as a result of the shutdown.

Hospitality NOI decreased to $74 million for the year ended December 31, 2020 compared to $690 million during the same period in the prior year. The decrease is entirely attributable to the global economic shutdown.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue decreased by $109 million for the year ended December 31, 2020 as compared to the prior year. In addition to a reduction in fees in the current year as a result of the global economic shutdown, the decrease is primarily due to the prior year benefiting from performance-based fees for achieving certain milestones at Five Manhattan West.

    Investment and other expense decreased by $13 million to $69 million for the year ended December 31, 2020 as compared to $82 million in the prior year.

Interest expense
Interest expense decreased by $332 million for the year ended December 31, 2020 as compared to the prior year. This decrease was primarily due to the historically low interest rate environment on our variable debt obligations and disposition activity, partially offset by interest expense from property acquisitions and corporate bond issuances.

General and administrative expense
General and administrative expense decreased by $66 million for the year ended December 31, 2020 compared to the prior year. The decrease was primarily attributable to lower transaction costs and management fees during the current period.

Fair value (losses) gains, net

Fair value (losses) gains, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations. For the current period, we have made property-specific, asset class-specific and market-specific updates to our underlying property-level cash flows based on our expected scenarios which are anticipated to occur over the near- and mid-term period. We have assessed each of our asset classes to determine the level of impact on cash flows after taking into account current and upcoming quarter rent collection rates, renewal percentages, and the credit quality of our tenant base, which aided in the application of bad debt credit reserve assumptions. We have also looked on an asset-by-asset basis at the discount rates and terminal capitalization rates applied to each properties’ cashflows and made adjustments where we felt it appropriate to amend the risk profile which also had an impact on current quarter valuations. It is possible that there will continue to be further cash flow and valuation metric changes in future periods as new information related to the pandemic is understood, including the continued impact on our tenants as well as the evolution of government restrictions and travel limitations.

Fair value losses, net for our Core Office segment were $223 million for the year ended December 31, 2020. The current period losses reflect the impact of the global economic shutdown on our near and mid-term cash-flows, primarily in our US markets. Our cash flow assumptions have been updated on a property-by-property basis, which reflect softer rental rate growth and leasing assumptions, including a reduction in speculative leasing and longer downtime, as well as delayed capital expenditures, and tenant-specific credit loss assumptions. Offsetting this was capitalization rate compression in certain assets in our New York, Sydney and UK portfolios.

Fair value gains, net for our Core Office segment were $798 million for the year ended December 31, 2019 which primarily relate to gains at 100 Bishopsgate in London as the asset was nearing substantial completion, fair value gains in Brazil due to improved market outlook and historically low interest rates and fair value gains in Australia due to capitalization rate compression supported by improving market conditions. Additionally, there were gains recognized in the first quarter of 2019 within our New York portfolio to reflect market conditions.

Fair value losses, net for our Core Retail segment were $1,706 million for the year ended December 31, 2020. Fair value losses, net for our Core Retail portfolio reflects the impact of the global economic shutdown on our near and mid-term cash flow assumptions. During the second and fourth quarters of 2020, we performed a detailed analysis of our cashflow models. Our cash flow assumptions were updated on a suite-by-suite basis with revised market leasing assumptions, vacancy reserves, downtime, retention assumptions, overage and temporary rental revenue assumptions, bad debt reserves and capital costs. We also applied tenant-specific credit reserves to most of our tenants, as we continue to have discussions on lease modifications for receivable balances dating back to the second quarter of 2020. We are actively tracking tenant bankruptcies and likelihood of filings and have assigned higher reserves to those respective tenants. We have also updated valuation metrics where necessary to reflect changes in certain property level risk profiles, mostly the lower quality malls in the sub $400 per square foot sales bands.

Fair value losses, net for our Core Retail segment were $686 million for the year ended December 31, 2019. The losses reflect updated cashflow assumptions and valuation metrics.

Fair value gains, net for our LP Investments segment for the year ended December 31, 2020 were $696 million. Certain of our asset classes within our LP Investments were impacted more materially than others from the global economic shutdown, mostly our retail assets. For our retail investments, we followed the same approach as referenced in the Fair value (losses) gains - Core Retail discussion above. Additionally, for the balance of our investment portfolios, we revisited cash flow assumptions for each of our assets and took into consideration the type of asset, the location, the credit-quality of our tenants, renewal rates, average lease term and restrictions that might be impacting our ability to collect rent. Based on this, we reflected some negative near-term cash flow assumptions into our valuation models. Offsetting these losses were gains in our US manufactured housing and UK student housing portfolios, as well as realized gains due to the disposition of our self-storage portfolio.

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

We undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to property-level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and credit spreads. These considerations led us to make some discount rate changes to certain of our assets, mostly within our retail portfolio for assets where we have more exposure to anchor tenants who have recently filed for bankruptcy. We did not make holistic changes overall to our discount rates or terminal capitalization rates, as we were largely impacted by detailed revision of our cashflow models and feel comfortable with the level of risk applied in our cashflows. As we learn more about the mid- and longer-term impacts of the pandemic on our business, we will update our valuation models accordingly.

Fair value sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point (“bps”) increase of the discount rate and terminal capitalization or overall implied capitalization rate (“ICR”) on fair values of the partnership’s commercial properties for the year ended December 31, 2020, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Dec. 31, 2020
(US$ Millions)	Commercial properties	Commercial developments	Discount rate (“DR”)	Terminal capitalization rate (“TCR”)	Investment horizon (years)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Core Office
United States	$14,682	$411	6.9%	5.6%	12	$(335)	$(419)	$(748)
Canada	4,721	381	5.9%	5.2%	10	(89)	(137)	(223)
Australia	2,366	365	6.6%	5.7%	10	(63)	(105)	(166)
Europe	2,526	173	5.2%	3.8%	10	(50)	(107)	(155)
Brazil	309	—	7.6%	7.0%	10	(7)	(19)	(5)
Core Retail	20,324	—	7.0%	5.3%	10	(684)	(408)	(1,076)
LP Investments
LP Investments- Office	7,946	781	9.7%	7.2%	7	(127)	(280)	(401)
LP Investments- Retail	2,538	—	8.7%	7.0%	10	(64)	(94)	(148)
Mixed-use	3,096	—	7.3%	5.2%	10	(56)	(88)	(142)
Hospitality(1)	84	—	n/a	n/a	n/a	—	—	—
Multifamily(2)	2,442	—	4.9%	n/a	n/a	—	(117)	(117)
Triple Net Lease(2)	3,719	—	6.2%	n/a	n/a	—	(137)	(137)
Student Housing(2)	2,757	205	4.9%	n/a	n/a	—	(122)	(122)
Manufactured Housing(2)	2,784	—	4.8%	n/a	n/a	—	(130)	(130)
Investment property impact	$70,294	$2,316				$(1,475)	$(2,163)	$(3,570)
(1)Represents excess land held for capital appreciation rather than an operating hotel asset.
(2)The valuation method used to value multifamily, triple net lease, student housing, and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

In addition, we recorded fair value losses of $89 million (December 31, 2019 - fair value losses of $100 million and December 31, 2018 - fair value gains of $161 million), related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the year. The prior year losses also related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the year.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are Canary Wharf and Manhattan West in our Core Office sector, Ala Moana Center in Hawaii, Fashion Show and Grand Canal Shoppes in Las Vegas in our Core Retail segment and our interest in the Atlantis (as of the end of the third quarter of 2020) and the retail fund in Brazil in our LP Investments segment.

Share of net earnings from equity accounted investments
($ Millions)
1,969
74
1,179
716
947
274
725
(52)
150
(743)
(156)
(749)
2020
2019
2018
Core Office
Core Retail
LP Investments

Our share of net earnings from equity accounted investments for the year ended December 31, 2020 was a loss of $749 million, which represents a decrease of $2,718 million compared to the prior year. The decrease is primarily due to fair value losses in our Core Retail portfolio, losses in our Canary Wharf investment attributable to the retail portfolio within, and lower share of net earnings from our hospitality portfolio within LP Investments. Our Core Retail valuations reflect updated cash flow assumptions which have been updated on a suite-by-suite basis with revised market leasing assumptions, vacancy reserves, overage and temporary rental revenue assumptions, bad debt reserves and capital costs. We have updated valuation metrics where necessary to reflect changes in the property level risk profile. Earnings from the hospitality portfolio were impacted by the global economic shutdown. Additionally, incremental acquisitions of interests in 2019 which included One and Two London Wall Place in London in Core Office, and Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, Shops at Merrick Park in Florida and 730 Fifth in New York in Core Retail, contributed to the decrease in share of net earnings from equity accounted investments as the results for these properties are now consolidated in the current year.

Income tax expense (benefit)
    The increase in income tax expense for the year ended December 31, 2020 is primarily related to tax rate changes in jurisdictions in which we hold investments.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 66, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

    The following table reconciles net income to NOI for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Commercial property revenue	$5,397	$5,691	$5,043
Direct commercial property expense	(1,936)	(1,967)	(1,851)
Commercial property NOI	3,461	3,724	3,192
Hospitality revenue	702	1,909	1,913
Direct hospitality expense	(628)	(1,219)	(1,236)
Hospitality NOI	74	690	677
Total NOI	3,535	4,414	3,869
Investment and other revenue	494	603	283
Share of net earnings from equity accounted investments	(749)	1,969	947
Interest expense	(2,592)	(2,924)	(2,464)
Depreciation and amortization	(319)	(341)	(308)
General and administrative expenses	(816)	(882)	(1,032)
Investment and other expense	(69)	(82)	(26)
Fair value (losses) gains, net	(1,322)	596	2,466
Income before income taxes	(1,838)	3,353	3,735
Income tax (expense) benefit	(220)	(196)	(81)
Net (loss) income	(2,058)	3,157	3,654
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	300	1,201	1,676
Net (loss) income attributable to Unitholders	$(2,358)	$1,956	$1,978

    The following table reconciles net income to FFO and Company FFO for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Net (loss) income	$(2,058)	$3,157	$3,654
Add (deduct):
Fair value losses (gains), net	1,322	(596)	(2,466)
Share of equity accounted fair value losses (gains), net	1,403	(1,055)	(114)
Depreciation and amortization of real-estate assets	249	283	264
Income tax expense (benefit)	220	196	81
Non-controlling interests in above items	(429)	(838)	(553)
FFO	707	1,147	866
Add (deduct):
Depreciation and amortization of real-estate assets, net(1)	48	40	35
Transaction costs, net(1)	33	96	221
Gains/losses associated with non-investment properties, net(1)	3	(1)	6
Imputed interest(2)	23	49	51
BSREP III earnings(3)	1	14	—
Company FFO	$815	$1,345	$1,179
(1)Presented net of non-controlling interests.
(2)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(3)BSREP III is now accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Summary of Financial Position

(US$ Millions, except per unit information)	Dec. 31, 2020	Dec. 31, 2019
Investment properties:
Commercial properties	$70,294	$71,565
Commercial developments	2,316	3,946
Equity accounted investments	19,719	20,764
Property, plant and equipment	5,235	7,278
Cash and cash equivalents	2,473	1,438
Assets held for sale	588	387
Total assets	107,951	111,643
Debt obligations	54,337	55,390
Liabilities associated with assets held for sale	396	140
Total equity	41,523	44,935
Equity attributable to Unitholders(1)	$25,137	$28,530
Equity per unit(2)	$26.66	$29.72
(1)Equity attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 66.
(2)Assumes conversion of mandatorily convertible preferred shares. See page 81 for additional information.

As of December 31, 2020, we had $107,951 million in total assets, compared with $111,643 million at December 31, 2019. The decrease of $3,692 million was primarily due to valuation losses on our office and retail portfolios, the deconsolidation of the Atlantis, and impairment losses on our hospitality portfolio. This was in part offset by the positive impact of foreign currency translation due to the strengthening of all our major foreign currencies as compared to the U.S. dollar during the year.

Commercial properties represent operating, rent-producing properties. Commercial properties decreased from $71,565 million at the end of 2019 to $70,294 million at the end of the current year. The decrease was largely due to reclassification of a portfolio of self-storage assets and a Core Office asset in London to assets held for sale prior to their sales in the fourth quarter and valuation losses in our office and retail portfolios due to updated near and mid-term cash flow assumptions resulting from the global economic shutdown. These decreases were partially offset by the reclassification of 100 Bishopsgate in London from development to operating, the positive impact of foreign currency translation and incremental capital spent to maintain or enhance properties.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,316 million at December 31, 2020, a decrease of $1,630 million from the balance at December 31, 2019. The decrease is primarily due to the reclassification of 100 Bishopsgate in the second quarter from development to operating, as the development reached substantial completion, the completion of an office redevelopment in Australia and the completion of an office development in India. These decreases were partially offset by incremental capital spend on our active developments and the impact of foreign currency translation.

The following table presents the changes in investment properties from December 31, 2019 to December 31, 2020:

	Dec. 31, 2020
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$71,565	$3,946
Acquisitions	647	108
Capital expenditures	1,140	857
Dispositions(1)	(2,339)	(21)
Fair value (losses) gains, net	(1,607)	219
Foreign currency translation	322	(44)
Transfer between commercial properties and commercial developments	2,709	(2,709)
Reclassifications to assets held for sale and other changes(2)	(2,143)	(40)
Investment properties, end of year	$70,294	$2,316
(1)Property dispositions represent the carrying value on date of sale.
(2)Includes a portfolio of self-storage assets and a Core Office asset in London, which were disposed of in the fourth quarter of 2020.

Equity accounted investments decreased by $1,045 million since December 31, 2019 primarily due to lower share of net earnings, driven by valuation losses in our retail portfolios and lower earnings from our hospitality portfolio as a result of the global economic shutdown and distributions. These decreases were partially offset by the reclassification of One Blue Slip and Andorra from commercial properties and the Atlantis resort from property, plant and equipment due to changes in control, the reclassification of the Diplomat out of assets held for sale into equity accounted investments and the positive impact of foreign currency translation.

The following table presents the changes in our equity accounted investments from December 31, 2019 to December 31, 2020:

(US$ Millions)	Dec. 31, 2020
Equity accounted investments, beginning of year	$20,764
Additions	522
Disposals and return of capital distributions	(108)
Share of net earnings from equity accounted investments	(749)
Distributions received	(618)
Foreign currency translation	107
Reclassification (to)/from assets held for sale	121
Other comprehensive income and other	(320)
Equity accounted investments, end of year	$19,719

     Property, plant and equipment decreased by $2,043 million since December 31, 2019, primarily due to the deconsolidation of the Atlantis. Refer to Segment Performance, LP Investments for further detail. Additionally, we have recorded provisions for impairment on certain of our hospitality assets which are largely operating at reduced occupancy levels or have been nonoperational since the global economic shutdown began. The recovery timeline for our hospitality assets is expected to be the longest of all our sectors and the impairments taken represent a reduction in cashflows through that recovery period which ranges from 2022 (certain of our leisure hotels) to 2025 (certain of our urban and business/conference-heavy hotels). This decline in cashflows had a significant impact on the values of our hotels, which resulted in impairments for certain of our hotel investments. In addition, there was depreciation recorded during the period. These decreases were offset by capital expenditures and the positive impact of foreign currency translation during the current year.

As of December 31, 2020, assets held for sale primarily included a multifamily asset in the U.S., two malls in the U.S., a mall in Brazil, four triple net lease assets in the U.S., and an office asset in Australia.

The following table presents the changes in our assets held for sale from December 31, 2019 to December 31, 2020:

(US$ Millions)	Dec. 31, 2020
Balance, beginning of year	$387
Reclassification to/(from) assets held for sale, net	2,381
Disposals	(2,222)
Fair value adjustments	9
Foreign currency translation	20
Other	13
Assets held for sale	$588
Also included in total assets is accounts receivable, which had a balance of $753 million as of December 31, 2020 and compares to a balance of $510 million at December 31, 2019. The increase in accounts receivable balance is attributable to uncollected rents, mostly in Core Retail, as a direct result of the global economic shutdown. As tenants were mandated to stay home and/or malls were required to close, many of our tenants did not pay rent for a portion of the second quarter. As of December 31, 2020, we have collected approximately 96% of office rents and 67% of retail rents since April, when the global economic shutdown began. For the year ended December 31, 2020 we have recorded a $99 million allowance (2019 - $31 million) in commercial property operating expenses. We continue to make meaningful progress in negotiations and discussions with our tenants to work to modify their leases to offer them a deferral period or in some cases, rent abatement. As of December 31, 2020, we granted rent deferrals of 4% and rent abatements of 5% of 2020 retail rent. The rent abatements granted were considered lease modifications and will be recognized prospectively over the remaining lease terms from the period the rent was abated While we anticipate that we may grant further rent concessions, such as the deferral or abatement of lease payments, such rent concession requests are evaluated on a case-by-case basis.

Our debt obligations decreased to $54,337 million as at December 31, 2020 from $55,390 million as at December 31, 2019. The decrease was driven by the deconsolidation of the Atlantis, the dispositions of a portfolio of self-storage assets and a portfolio of triple net lease assets. These decreases were partially offset by an increase in subsidiary borrowings, issuance of senior secured notes, drawdown of the partnership’s credit facilities and the impact of foreign currency translation.

    The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Corporate borrowings	$3,232	$1,902
Funds subscription facilities	314	57
Non-recourse borrowings:
Property-specific borrowings	44,515	47,465
Subsidiary borrowings	6,276	5,966
Total debt obligations	54,337	55,390
Current	13,074	8,825
Non-current	41,263	46,565
Total debt obligations	$54,337	$55,390

    The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Dec. 31, 2020	Dec. 31, 2019
Total equity	$41,523	$44,935
Less:
Interests of others in operating subsidiaries and properties	15,687	15,985
Preferred equity	699	420
Equity attributable to Unitholders	25,137	28,530
Mandatorily convertible preferred shares	1,679	1,650
Total equity attributable to unitholders	26,816	30,180
Partnership units	935,984,543	945,413,656
Mandatorily convertible preferred shares	70,051,024	70,051,024
Total partnership units	1,006,035,567	1,015,464,680
Total equity attributable to Unitholders per unit	$26.66	$29.72

Equity attributable to Unitholders was $25,137 million at December 31, 2020, a decrease of $3,393 million from the balance at December 31, 2019. The decrease was primarily due to valuation losses. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to Unitholders decreased to $26.66 per unit at December 31, 2020 from $29.72 per unit at December 31, 2019.

Interests of others in operating subsidiaries and properties was $15,687 million at December 31, 2020, a decrease of $298 million from the balance at December 31, 2019.

SUMMARY OF QUARTERLY RESULTS

	2020				2019
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$1,620	$1,636	$1,437	$1,900	$2,087	$2,017	$2,026	$2,073
Direct operating costs	566	677	551	770	783	776	785	842
Net (loss) income	(38)	(135)	(1,512)	(373)	1,551	870	23	713
Net (loss) income attributable to Unitholders	(390)	(229)	(1,253)	(486)	1,022	474	127	333
Net (loss) income attributable to Unitholders per unit – basic	$(0.38)	$(0.24)	$(1.26)	$(0.49)	$1.00	$0.46	$0.12	$0.32
Net (loss) income attributable to Unitholders per unit – diluted	$(0.38)	$(0.24)	$(1.26)	$(0.49)	$1.00	$0.46	$0.12	$0.32

    Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, including mandated closures as a result of the shutdown, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality.

Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows. All of this taken into consideration is more applicable prior to the impact of the global economic shutdown, and while we do anticipate seasonality to continue to have an impact on our revenues quarter-to-quarter, it is possible those impacts are outweighed by the ongoing impact of the COVID-19 pandemic in the near-term.

SEGMENT PERFORMANCE
    Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

    The following table presents FFO by segment:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Core Office	$495	$582	$520
Core Retail	521	707	552
LP Investments	64	268	228
Corporate	(373)	(410)	(434)
FFO	$707	$1,147	$866

The following table presents equity attributable to Unitholders by segment as of December 31, 2020 and 2019:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Core Office	$14,246	$14,240
Core Retail	12,500	14,138
LP Investments	5,262	5,126
Corporate	(6,871)	(4,974)
Equity attributable to Unitholders	$25,137	$28,530

Core Office

Overview
    Our Core Office portfolio consists of interests in 139 high-quality office properties totaling approximately 97 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 7 million square feet of active office and multifamily developments and office redevelopments. We believe these assets have a stable cash flow profile due to long-term leases in place. The drivers of earnings growth in this business include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn higher unlevered, pre-tax returns on construction costs from our development pipeline. However, we caution you that as a result of the global economic shutdown, we may be unable to achieve these returns in the near term. We do expect rent growth to be minimal for the next 12-18 months, but we have a strong average lease-life and occupancy that we think will benefit us from more adverse impacts resulting from the shutdown.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
FFO	$495	$582	$520
Net income attributable to Unitholders	83	1,504	934

FFO from our Core Office segment was $495 million for the year ended December 31, 2020 as compared to $582 million in 2019. This decrease was largely attributable to dispositions as mentioned in investment activity, a reduction in same-property NOI driven by the impact of the global economic shutdown which resulted in a reduction to parking income and percentage rents typically earned from certain retail tenants within the portfolio, and the negative impact of foreign currency translation. Additionally, certain provisions for bad debt have been applied as a result of the shutdown. The prior year also benefited from a performance-based fee for achieving certain milestones at Five Manhattan West. These decreases were partially offset by incremental NOI from our recently completed developments and higher development management fees as development activity has increased.

Net income attributable to Unitholders from our Core Office segment for 2020 was $83 million compared to $1,504 million in 2019. This decrease is largely attributable to fair value losses, dispositions and the negative impact of foreign currency translation. These decreases were partially offset by fair value gains on our development in Toronto and capitalization rate compression in certain of our assets in New York, London and Sydney.

Leasing Activity
The following table presents key operating metrics for our Core Office portfolio for the years ended December 31, 2020 and 2019:

(US$ Millions, except where noted)	Consolidated		Unconsolidated
As at and for the years ended Dec. 31,	2020	2019	2020	2019
Total portfolio:
NOI(1)	$1,075	$1,104	$422	$406
Number of properties	73	72	66	64
Leasable square feet (in thousands)	48,730	47,646	30,929	27,993
Occupancy	88.5%	92.0%	92.2%	94.6%
In-place net rents (per square foot)(2)(3)	$31.56	$30.31	$43.36	$42.08
Same-property:
NOI(1)(3)	$985	$1,060	$384	$393
Number of properties	68	68	60	60
Leasable square feet (in thousands)	46,901	46,902	26,271	25,809
Occupancy	88.7%	91.9%	94.7%	94.7%
In-place net rents (per square foot)(2)(3)	$30.23	$29.54	$47.34	$46.63
(1)NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property. See “Reconciliation of Non-IFRS Measures - Core Office” below for a description of the key components of NOI in our Core Office segment.
(2)Annualized cash rent from leases on a per square foot basis including tenant expense reimbursements, less operating expenses incurred for that space, but excluding the impact of straight-line rent or amortization of free rent periods.
(3)Presented using normalized foreign exchange rates, using the December 31, 2020 exchange rate.

NOI from our consolidated properties decreased to $1,075 million in 2020 from $1,104 million in 2019 primarily due to lease expirations since the prior year, as well as lower parking revenue as offices were closed due to the global economic shutdown. Same-property NOI for our consolidated properties decreased by $75 million to $985 million compared with the prior year due to lower parking revenue and percentage rents earned due to the shutdown, as well as lease expiration since the prior year. The decrease was partially offset by incremental NOI in London from 100 Bishopsgate, which was substantially complete in 2020 and One and Two London Wall Place which were consolidated in the current year following the incremental interests acquired in 2019.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased to $422 million in 2020 from $406 million in 2019. This increase is primarily due to incremental NOI earned from One Manhattan West and 655 New York Avenue as the developments became operational since the prior year. These increases were offset by the impact of the shutdown on retail NOI across the portfolio, as well as the exclusion of One and Two London Wall Place since the properties were consolidated during the year following the incremental interests acquired in 2019.

    The following table presents certain key operating metrics related to leasing activity in our Core Office segment:

	Total portfolio year-to-date
(US$ millions, except where noted)	Dec. 31, 2020	Dec. 31, 2019
Leasing activity (in thousands of square feet)
New leases	1,609	3,788
Renewal leases	2,550	4,047
Total leasing activity	4,159	7,835
Average term (in years)	8.1	8.5
Year-one leasing net rents (per square foot)(1)	$35.53	$39.15
Average leasing net rents (per square foot)(1)	37.21	43.13
Expiring net rents (per square foot)(1)	32.36	32.72
Estimated market net rents for similar space(1)	39.86	40.73
Tenant improvements and leasing costs (per square foot)	39.61	66.09
(1)Presented using normalized foreign exchange rates, using the December 31, 2020 exchange rate.

For the year ended December 31, 2020, we leased approximately 4.2 million square feet at average in-place net rents approximately 15% higher than expiring net rents. Approximately 39% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 3% below market net rents, and accordingly we believe that we will be able to increase our NOI in the coming years, as we sign new leases. For the year ended December 31, 2020, tenant improvements and leasing costs were $39.61 per square foot, compared to $66.09 per square foot in the prior year.

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

Valuation Metrics
The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Dec. 31, 2020			Dec. 31, 2019
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
United States	6.9%	5.6%	12	7.0%	5.6%	12
Canada	5.9%	5.2%	10	5.9%	5.2%	10
Australia	6.6%	5.7%	10	6.8%	5.9%	10
Europe	5.2%	3.8%	10	4.6%	4.1%	11
Brazil	7.6%	7.0%	10	7.9%	7.4%	10
Unconsolidated properties:
United States	6.4%	4.7%	11	6.8%	4.9%	11
Australia	6.3%	5.3%	10	6.5%	5.2%	10
Europe(1)	5.6%	4.7%	10	4.6%	5.0%	10
(1)Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

Financial Position
The following table provides an overview of the financial position of our Core Office segment as at December 31, 2020 and 2019:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Investment properties:
Commercial properties	$24,604	$23,025
Commercial developments	1,329	3,058
Equity accounted investments	8,866	8,882
Accounts receivable and other	1,094	1,186
Cash and cash equivalents	458	607
Assets held for sale	196	—
Total assets	36,547	36,758
Debt obligations	13,681	13,856
Capital securities	863	922
Accounts payable and other liabilities	1,664	1,801
Deferred tax liability	1,151	1,013
Non-controlling interests of others in operating subsidiaries and properties	4,862	4,926
Equity attributable to Unitholders	$14,246	$14,240

Equity attributable to Unitholders increased by $6 million to $14,246 million at December 31, 2020 from $14,240 million at December 31, 2019. The increase relates to net loss during the year partially offset by the positive impact of foreign currency translation.

    Commercial properties totaled $24,604 million at December 31, 2020, compared to $23,025 million at December 31, 2019. This increase was driven by the reclassification of 100 Bishopsgate, Two Blue Slip and 388 George Street from development to operating in the current year and incremental capital spent to maintain or enhance properties, partially offset by the sale of a Core Office asset in London and fair value losses.

Commercial developments decreased by $1,729 million between December 31, 2019 and December 31, 2020, and was primarily due to the reclassification of 100 Bishopsgate in London and 388 George Street in Sydney from development to operational, partially offset by incremental capital spent on our active developments and a gain recognized at Bay Adelaide North in Toronto in the first quarter.

    The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2019 to December 31, 2020:

(US$ Millions)	Dec. 31, 2020
Equity accounted investment, beginning of year	$8,882
Additions	256
Share of net income, including fair value gains (losses)	150
Distributions received	(530)
Foreign exchange	190
Other	(82)
Equity accounted investments, end of year	$8,866

Equity accounted investments decreased by $16 million to $8,866 million at December 31, 2020 compared to the prior year-end. The decrease was driven by distributions received, partially offset by the addition of two multifamily properties due to change in accounting treatment from the sale of partial interests and the impact of foreign currency translation.

Assets held for sale and related liabilities as of December 31, 2020 includes our interest in a multifamily asset in Maryland, as we intend to sell controlling interests in these properties to third parties in the next 12 months, market conditions permitting.

Debt obligations decreased from $13,856 million at December 31, 2019 to $13,681 million at December 31, 2020. This decrease is driven by the paydown of property-level debt in conjunction with the sale of One London Wall Place, as well as the deconsolidation of two multifamily assets. These decreases were partially offset by refinancing activity of property-level debt related to office properties and drawdowns on existing facilities to fund capital expenditures on development properties and the negative impact of foreign currency translation.

    The following table provides additional information on our outstanding capital securities in our Core Office segment:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2020	Dec. 31, 2019
BPO Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
Capital Securities – Fund Subsidiaries			863	922
Total capital securities			$863	$922
(1)BPO Class B Preferred Shares, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $863 million of capital securities – fund subsidiaries outstanding at December 31, 2020 (December 31, 2019 - $922 million). Capital securities – fund subsidiaries includes $807 million (December 31, 2019 - $860 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by our co-investors in the fund, which have been classified as a liability, rather than as non-controlling interests, as the holders of these interests can compel DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023 and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $56 million (December 31, 2019 - $62 million) which represents the equity interests held by our co-investor in Brookfield D.C. Office Partners LLC ("D.C. Venture") which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of December 31, 2020:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
Manhattan West Retail, Midtown New York(2)	70	39	Q4 2021	53%		$119		$87		$64		$20
Wood Wharf - 20 Water Street, London(2)	236	118	Q1 2022	—%		£57		£37		£47		£16
1 The Esplanade, Sydney	610	305	Q2 2023	68%	A$	331	A$	93	A$	—	A$	—
Bay Adelaide North, Toronto	823	823	Q4 2023	89%	C$	496	C$	262	C$	350	C$	116
Two Manhattan West, Midtown New York(2)	1,948	1,091	Q4 2023	25%		$1,331		$577		$812		$224
Office Redevelopment:
110 Avenue of the Americas, Midtown New York	376	136	Q2 2022	95%		$113		$69		$62		$19
Multifamily:
Wood Wharf - One Park Drive, London(2)(3)	426	213	Q4 2021	n/a		£202		£177		£135		£61
Newfoundland, London(2)	685	343	Q1 2022	n/a		£279		£258		£174		£137
Halley Rise, Phase I, Washington D.C(4)	359	359	Q1 2023	n/a		$153		$93		$111		$42
755 Figueroa, Los Angeles(2)	674	319	Q1 2025	n/a		$257		$59		$166		$26
Hotel:
Wood Wharf - 15 Water Street, London(2)	188	94	Q2 2022	n/a		£70		£27		£47		£13
1 Charter Street, London(2)	94	24	Q2 2023	n/a		£31		£4		£19		£3
Pendry Manhattan West, Midtown New York(2)	184	103	Q3 2023	n/a		$162		$120		$62		$16
Total	6,673	3,967
(1)Net of NOI earned during stabilization.
(2)Presented on a proportionate basis at our ownership in each of these developments.
(3)Represents condominium/market sale developments.
(4)Includes retail square feet that is 94% leased to Wegmans Food Market and other retailers.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget. We have recently completed office towers in New York and London and completed two urban multifamily developments in New York. Our current office and redevelopment projects stand at an average 50% pre-leased and despite the global economic shutdown, are generally tracking on time and budget.

Reconciliation of Non-IFRS Measures – Core Office
The key components of NOI in our Core Office segment are presented below:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Commercial property revenue	$1,875	$1,903	$1,962
Hospitality revenue(1)	6	12	17
Direct commercial property expense	(796)	(797)	(879)
Direct hospitality expense(1)	(10)	(14)	(13)
Total NOI	$1,075	$1,104	$1,087
(1)Hospitality revenue and Direct hospitality expense within our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.

    The following table reconciles Core Office NOI to net income for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Same-property NOI	$951	$1,032	$969
Currency variance	—	9	22
NOI related to acquisitions and dispositions	124	63	96
Total NOI	1,075	1,104	1,087
Investment and other revenue	168	234	126
Interest expense	(586)	(606)	(598)
Depreciation and amortization on non-real estate assets	(13)	(11)	(13)
Investment and other expense	(24)	(15)	—
General and administrative expense	(254)	(250)	(197)
Fair value (losses) gains, net	(223)	798	108
Share of net earnings from equity accounted investments	150	716	725
Income before income taxes	293	1,970	1,238
Income tax benefit (expense)	(50)	(123)	(54)
Net income	243	1,847	1,184
Net income attributable to non-controlling interests	160	343	250
Net income attributable to Unitholders	$83	$1,504	$934

    The following table reconciles Core Office net income to FFO for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Net income	$243	$1,847	$1,184
Add (deduct):
Fair value losses (gains), net	223	(798)	(108)
Share of equity accounted fair value losses (gains), net	160	(420)	(459)
Depreciation and amortization of real estate assets	4	3	2
Income tax (benefit) expense	50	123	54
Non-controlling interests in above items	(185)	(173)	(153)
FFO	$495	$582	$520

    The following table reconciles Core Office share of net earnings from equity accounted investment for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Unconsolidated properties NOI	$422	$406	$451
Unconsolidated properties fair value (losses) gains, net and income tax expense	(160)	420	459
Other	(112)	(110)	(185)
Share of net earnings from equity accounted investments	$150	$716	$725

Core Retail

Overview
Our Core Retail segment consists of 121 best-in-class regional malls and urban retail properties containing over 119 million square feet in the United States. These assets generally have a stable cash flow profile due to long-term leases in place. The key drivers of growth in the business include the mark-to market of rents upon lease expiry, escalation provisions in leases and operating expense monitoring that are expected to generate same property NOI growth. Furthermore, we expect to earn higher unlevered, pre-tax returns on construction costs from our redevelopment pipeline, which will also drive NOI growth. However, this business has been significantly impacted by the economic shutdown. NOI growth has been partially offset by the impact of tenant bankruptcies in the last 18 months, and while significant progress has been made on re-letting the majority of that space, we are now facing potential new tenant-viability challenges as a result of the shutdown. We are in negotiations with the vast majority of our tenants on lease modifications given most of our malls were closed for a portion of the second quarter as mandated by the government. These modifications have resulted in rent deferrals of 4% and abatements of 5% of total 2020 rent. The rent abatements granted were considered lease modification and will be recognized prospectively over the remaining lease terms from the period the rent was abated. Additionally, it is possible that more bankruptcies result from the shutdown which could lead to further down-time in the near and mid-term. In the current period, we have applied a credit reserve to most of our portfolio which varies based on tenant viability risk; normally reserves would only be applied to those tenants which have filed bankruptcy, were expected to file bankruptcy or were deemed high-risk. We recorded a $99 million loss allowance in the current year (2019 - $31 million) which decreased our NOI.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Retail segment for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
FFO	$521	$707	$552
Net (loss) income attributable to Unitholders	(1,972)	659	456

    FFO earned in our Core Retail segment for the year ended December 31, 2020 was $521 million compared to $707 million in the prior year. The decrease is due to lower share of earnings from equity accounted investments and a reduction in NOI, both driven by an increase in bad debt reserves as we continue to work through tenant negotiations and lower short-term revenue earned, including parking, temporary tenants and overage rent, due to the impact of the global economic shutdown. These decreases were partially offset by the incremental acquisition of interests in 2019 of Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, Shops at Merrick Park in Florida and 730 Fifth in New York as the results for these properties are now consolidated in the current year.

Net loss attributable to Unitholders from our Core Retail segment was $1,972 million in 2020 compared to income of $659 million in 2019. This increase in net (loss) attributable to Unitholders is primarily attributable to fair value losses, net which reflects the impact of the shutdown on our near and mid-term cash flow assumptions. Our cash flow assumptions have been updated on a suite-by-suite basis with revised market leasing assumptions, vacancy reserves, downtime, retention assumptions, overage and temporary rental revenue assumptions, bad debt reserves and capital costs. We have updated valuation metrics where necessary to reflect changes in the property level risk profile.

Leasing Activity
The following table presents key operating metrics in our Core Retail portfolio for the years ended December 31, 2020 and 2019:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2020	2019	2020	2019
Total Portfolio:
NOI	$981	$1,011	$713	$906
Number of malls and urban retail properties	63	62	58	60
Leasable square feet (in thousands)	55,425	55,258	64,380	65,268
Same-property:
Number of malls and urban retail properties	57	57	57	57
Leasable square feet (in thousands)	23,038	23,315	29,987	29,804
Leased %(1)	91.1%	95.5%	93.5%	97.0%
Occupancy %(1)	90.9%	95.1%	93.0%	96.5%
Permanent Occupancy %(1)	85.8%	89.7%	89.0%	92.6%
(1)     Presented on a same-property basis.

    NOI from our consolidated properties decreased to $981 million during the year ended December 31, 2020 from $1,011 million in 2019 primarily due to the negative impact of the global economic shutdown, partially offset by incremental acquisitions mentioned above.

NOI from our unconsolidated properties decreased to $713 million during the year ended December 31, 2020 from $906 million in 2019 primarily due to incremental acquisitions mentioned above as they were unconsolidated in the prior period. Also contributing to the decrease was the impact of property closures mentioned above.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases for the trailing 12 months compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total portfolio
(US$ Millions, except where noted)	Dec. 31, 2020	Dec. 31, 2019
Number of leases	717	1,329
Leasing activity (in thousands of square feet)	2,553	5,256
Average term in years	6.5	6.5
Initial rent (per square foot)(1)	$52.30	$60.58
Expiring rent (per square foot)(2)	51.74	58.47
Initial rent spread (per square foot)	0.56	2.11
% Change	1.1%	3.6%
Tenant allowances and leasing costs	$84	$200
(1)Represents initial rent over the term consisting of base minimum rent and common area costs.
(2)Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through December 31, 2020, we leased approximately 2.6 million square feet at initial rents approximately 1.1% higher than expiring net rents on a suite-to-suite basis.

Our Core Retail portfolio same-property occupancy rate at December 31, 2020 was 90.9% and 93.0%, for consolidated and unconsolidated properties, respectively.

Valuation Metrics
    The key valuation metrics of properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate and timing or variability of cash flows.

	Dec. 31, 2020			Dec. 31, 2019
	Discount Rate	Terminal capitalization rate	Investment horizon	Discount Rate	Terminal capitalization rate	Investment horizon
Consolidated properties:
United States	7.0%	5.3%	10	6.7%	5.4%	10
Unconsolidated properties:
United States	6.3%	4.9%	10	6.3%	4.9%	10

Financial Position
    The following table presents an overview of the financial position of our Core Retail segment as at December 31, 2020 and 2019:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Investment properties
Commercial properties	$20,324	$21,561
Equity accounted investments	9,685	10,555
Accounts receivable and other	899	609
Cash and cash equivalents	205	196
Assets held for sale	353	—
Total assets	31,466	32,921
Less:
Debt obligations	16,290	16,107
Accounts payable and other liabilities	853	821
Deferred tax liability	23	68
Liabilities associated with assets held for sale	263	—
Non-controlling interests of others in operating subsidiaries and properties	1,537	1,787
Total equity attributable to Unitholders	$12,500	$14,138

Equity attributable to Unitholders in the Core Retail segment decreased by $1,638 million from December 31, 2019 to December 31, 2020 primarily due to net loss recognized and distribution of income during the period.

The following table presents a roll-forward of our partnership’s equity accounted investments for the year ended December 31, 2020:

(US$ Millions)	Dec. 31, 2020
Equity accounted investments, beginning of year	$10,555
Additions	86
Disposals and return of capital	12
Share of net (losses) earnings from equity accounted investments	(743)
Distributions	(94)
Reclassification to assets held for sale and other	(131)
Equity accounted investments, end of year	$9,685

Equity accounted investments decreased by $870 million to $9,685 million. The decrease is primarily due to the valuation losses mentioned above.

Reconciliation of Non-IFRS Measures – Core Retail

The key components of NOI in our Core Retail segment are presented below:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Commercial property revenue	$1,450	$1,394	$511
Direct commercial property expense	(469)	(383)	(135)
Total NOI	$981	$1,011	$376

    The following table reconciles Core Retail net (loss) income to net income attributable to Unitholders for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Total NOI	$981	$1,011	$376
Investment and other revenue	162	195	73
Interest expense	(647)	(683)	(218)
Depreciation and amortization on real estate assets	(25)	(24)	(6)
General and administrative expense	(255)	(258)	(89)
Fair value (losses) gains, net	(1,706)	(686)	412
Share of net (losses) earnings from equity accounted investments	(743)	1,179	(52)
(Loss) income before income taxes	(2,233)	734	496
Income tax benefit (expense)	50	(8)	(6)
Net (loss) income	$(2,183)	$726	$490
Net (loss) income attributable to non-controlling interests of others in operating subsidiaries and properties	(211)	67	34
Net (loss) income attributable to Unitholders	$(1,972)	$659	$456

    The following table reconciles Core Retail net (loss) income to FFO for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Net (loss) income	$(2,183)	$726	$490
Add (deduct):
Fair value losses (gains), net	1,706	686	(412)
Share of equity accounted fair value losses (gains), net	1,112	(643)	505
Income tax (benefit) expense	(50)	8	6
Non-controlling interests in above items	(64)	(70)	(37)
FFO	$521	$707	$552

    The following table reconciles Core Retail share of net (losses) earnings from equity accounted investment for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Unconsolidated properties NOI	$713	$906	$1,141
Unconsolidated properties fair value (losses) gains, net and income tax expense	(1,112)	643	(505)
Other	(344)	(370)	(688)
Share of net (losses) earnings from equity accounted investments	$(743)	$1,179	$(52)

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, student housing, mixed-use and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio. We caution you that in light of the global economic shutdown and its impact stock markets worldwide, we may be unable to achieve these returns in the near term.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•BSREP I - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 9th year, is fully invested and is executing realizations.

•BSREP II - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 6th year and is fully invested.

•BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund with $15.0 billion in committed capital in aggregate, targeting gross returns of 20%; The fund is in its 4th year.

•A blended 36% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 16%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 13% interest in a series of real estate debt funds totaling $5.4 billion which seek to invest in commercial real estate debt secured by properties in strategic locations.

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

    The following table presents distributions received on our LP Investments in Brookfield-sponsored real estate opportunity funds received on sale or refinancing events within the funds for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Return of invested capital	$116	$475	$446
Distribution of earnings and gains on invested capital	192	892	949
Total LP Investments distributions	308	1,367	1,395
Less: Incentive fees	(11)	(181)	(32)
Total LP Investments distributions, net	297	1,186	1,363

    During the year ended December 31, 2020, distribution of earnings and gains on invested capital primarily related to realized gains on the dispositions of multifamily assets in our second value-add multifamily fund, two office assets in BSREP II and a portfolio of triple net lease assets in BSREP I, as well as distributions of income from our hotel and multifamily assets, and our investment in a Brookfield-sponsored debt fund. Total LP Investments distributions for the year ended December 31, 2020 were net of incentive fees associated with the dispositions mentioned above. Distribution of earnings and gains on invested capital in the prior periods are primarily due to distributions from our office assets in India, Brazil and South Korea and Center Parcs in the United Kingdom, as well as the realization gains on the disposition of multifamily assets in our second value-add multifamily fund, disposition of multifamily assets within our BSREP I investments, our interest in a retail portfolio in China, an office portfolio in California and dispositions within our office portfolio in Brazil.

    The following table presents FFO and net income attributable to Unitholders in our LP Investments segment for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
FFO	$64	$268	$228
Net (loss) income attributable to Unitholders	(45)	285	636

    FFO in our LP Investments segment decreased by $204 million for the year ended December 31, 2020 primarily due to reduced NOI, mostly in our hospitality investments, most materially at the Atlantis and Center Parcs, due to cancellations and closures resulting from the shutdown. The majority of our hospitality properties operated at reduced occupancy for the duration of the year. Additionally, property dispositions since the prior year contributed to the decrease. These decreases were partially offset by lower interest expense and general and administrative expense than prior period relating to the deconsolidation of BSREP III investments, as well as the favorable impact of foreign currency translation.
    Net loss attributable to Unitholders from our LP Investments segment decreased by $330 million for the year ended December 31, 2020. In addition to earning negative NOI in certain of our hospitality properties in the current period, fair value losses were recorded in our retail portfolio driven by updated near and mid-term cash flow assumptions. Our retail cash flow assumptions have been updated on a suite-by-suite basis with revised market leasing assumptions, vacancy reserve, downtime, retention assumptions and capital costs. We have updated valuation metrics where appropriate to reflect changes in the property level risk profile. Partially offsetting fair value losses in our retail portfolio were fair value gains in our US manufactured housing and UK student housing portfolios, fair value gains in a mixed-use asset in Korea, and realized gains due to the sale of our portfolio of self-storage assets.

Financial Position
    The following table presents equity attributable to Unitholders in our LP Investments segment:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Investment properties	$26,353	$27,867
Property, plant and equipment	5,010	7,028
Equity accounted investments	1,168	1,327
Accounts receivable and other	5,250	4,634
Cash and cash equivalents	1,789	595
Assets held for sale	39	387
Total assets	39,609	41,838
Less:
Debt obligations	21,134	23,525
Capital securities	431	431
Accounts payable and other liabilities	3,458	3,361
Liabilities associated with assets held for sale	53	140
Non-controlling interests of others in operating subsidiaries and properties	9,271	9,255
Equity attributable to Unitholders	$5,262	$5,126

The decrease in investment properties is primarily the result of the disposition of property dispositions, including a portfolio of self-storage assets and fair value losses in our retail portfolio. These decreases were offset by several student housing developments becoming operational in the period, capital spend, and valuation gains from certain asset classes not materially impacted by the global economic shutdown, including our mixed-use and manufactured housing portfolios.

The decrease in property, plant and equipment is the result of the deconsolidation of our interest in the Atlantis and impairment losses on our hospitality properties resulting from the global economic shutdown. These decreases were offset by capital spend and the positive impact of foreign currency translation related to our Center Parcs portfolio in the United Kingdom. Impairment losses were primarily related to the Atlantis prior to deconsolidation of the investment and were recorded in revaluation (losses) gains, net within other comprehensive income to offset previously recorded revaluation gains.

The following table presents a roll-forward of changes in our property, plant and equipment within our LP Investments segment:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Cost:
Balance at the beginning of year	$6,992	$7,295
Accounting policy change(1)	—	71
Additions	140	378
Disposals	(68)	(35)
Foreign currency translation	142	98
Impact of deconsolidation due to loss of control and other(2)	(1,901)	(815)
	5,305	6,992
Accumulated fair value changes:
Balance at the beginning of year	1,324	1,049
Revaluation (losses) gains, net(3)	(124)	282
Impact of deconsolidation due to loss of control and other(2)	(729)	(7)
Disposals	13	—
Provision for impairment(3)	(15)	—
Foreign currency translation	6	—
	475	1,324
Accumulated depreciation:
Balance at the beginning of year	(1,288)	(1,012)
Depreciation	(270)	(294)
Disposals	27	25
Foreign currency translation	(25)	(14)
Impact of deconsolidation due to loss of control and other(2)	786	7
	(770)	(1,288)
Total property, plant and equipment	$5,010	$7,028
(1)The prior year includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets.
(2)The prior year includes the impact of the deconsolidation of BSREP III investments. The current year includes the impact of deconsolidation of the Atlantis.
(3)The current year impairment losses were recorded in revaluation losses, net in other comprehensive income and fair value (losses) gains, net in the income statement, which was a result of the impairment tests performed on each of the partnership’s hospitality investments from the impact of the shutdown as discussed above.

Equity accounted investments decreased primarily due to the impairment losses on equity-accounted hospitality investments, the negative impact of foreign currency translation and distributions. The decrease was partially offset by the reclassification of the Diplomat hotel from assets held for sale to equity accounted investments and the deconsolidation of Atlantis which was previously recorded in property plant and equipment but is now accounted for under the equity method.

    Assets held for sale and related liabilities as of December 31, 2020 includes four triple net lease assets in U.S., as we intend to sell controlling interests in these properties to third parties in the next 12 months, market conditions permitting.

Debt obligations decreased due to the deconsolidation of the Atlantis as well as repayments due to property dispositions, partially offset by drawdowns on existing facilities to fund capital expenditures and the negative impact of foreign currency translation.

Reconciliation of Non-IFRS Measures - LP Investments
    The following table reconciles LP Investments NOI to net income for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Commercial property revenue	$2,072	$2,394	$2,570
Hospitality revenue	696	1,897	1,896
Direct commercial property expense	(671)	(787)	(837)
Direct hospitality expense	(618)	(1,205)	(1,223)
Total NOI	1,479	2,299	2,406
Investment and other revenue	152	161	78
Interest expense	(1,104)	(1,389)	(1,357)
General and administrative expense	(177)	(198)	(597)
Investment and other expense	(45)	(67)	(26)
Depreciation and amortization	(281)	(306)	(289)
Fair value gains, net	696	584	1,785
Share of net earnings from equity accounted investments	(156)	74	274
Income before income taxes	564	1,158	2,274
Income tax (expense)	(258)	(83)	(247)
Net income	306	1,075	2,027
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	351	790	1,391
Net (loss) income attributable to Unitholders	$(45)	$285	$636

    The following table reconciles LP Investments net income to FFO for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Net income	$306	$1,075	$2,027
Add (deduct):
Fair value (gains), net	(696)	(584)	(1,785)
Share of equity accounted fair value gains (losses), net	131	8	(160)
Depreciation and amortization of real estate assets	244	280	261
Income tax expense	258	83	247
Non-controlling interests in above items	(179)	(594)	(362)
FFO	$64	$268	$228

Corporate
Certain amounts are allocated to our Corporate segment in our management reports as those activities are not used to evaluate our segments’ operating performance.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
FFO	$(373)	$(410)	$(434)
Net (loss) income attributable to Unitholders	(424)	(492)	(48)

FFO was a loss of $373 million for the year ended December 31, 2020 compared to a loss of $410 million in the prior year. Corporate FFO generally includes interest expense and general and administrative expense.

Interest expense for the year ended December 31, 2020 was $255 million (2019 - $246 million), which reflects $146 million (2019 - $152 million) of interest expense on capital securities and $109 million (2019 - $94 million) of interest expense on our credit facilities and corporate bonds. This compares to interest expense of $246 million in the prior year and $291 million in 2018.

Another component of FFO is general and administrative expense, which for the year ended December 31, 2020, was $130 million, and includes $73 million (2019 - $107 million) of asset management fees, $6 million (2019 - $26 million) of equity enhancement fees and $51 million (2019 - $43 million) of other corporate costs. This compares to general and administrative expense of $176 million in the prior year and $149 million in 2018.

In 2020, income tax benefit allocated to the corporate segment was $38 million (2019 - income tax benefit of $18 million and 2018 - benefit of $226 million). The current year income tax benefit allocated to the corporate segment related to tax changes in jurisdictions in which we hold investments. The prior year benefit relates to a decrease in deferred tax liabilities of our holding companies and their subsidiaries.

Financial Position
    The following table presents equity attributable to Unitholders in our Corporate segment:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Accounts receivable and other	$308	$86
Cash and cash equivalents	21	40
Total assets	329	126
Debt obligations	3,232	1,902
Capital securities	1,739	1,722
Deferred tax liabilities	37	101
Accounts payable and other liabilities	1,476	938
Preferred equity	699	420
Non-controlling interests	17	17
Equity attributable to Unitholders	$(6,871)	$(4,974)

    The corporate balance sheet includes corporate debt and capital securities from our partnership. The decrease in equity attributable to Unitholders is primarily due to current period net loss, proceeds from corporate bond issuances contributed to operating segments and distributions to Unitholders.

    During the first quarter of 2019, we issued $178 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at a coupon rate of 6.5% per annum, payable quarterly in arrears. We also issued C$350 million of medium term notes at a fixed interest rate of 4.3% for general corporate purposes.

    During the third quarter of 2019, we issued $242 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at a coupon rate of 6.375% per annum, payable quarterly in arrears.

During the first quarter of 2020, we issued $279 million of our Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at a coupon rate of 5.75% per annum, payable quarterly in arrears. We also issued C$400 million of medium term notes at a fixed interest rate of 3.93% to fund sustainable building initiatives and C$100 million of medium term notes at a fixed interest rate of 4.35% for general corporate purposes.

In the third quarter of 2020, we issued C$500 million of medium term notes at a fixed interest rate of 3.926%. Proceeds are being used to fund recently completed and future green initiatives.

In addition, as of December 31, 2020, we had $15 million (2019 - $15 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2020	Dec. 31, 2019
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$586	$574
Series 2	24,000,000	6.50%	555	546
Series 3	24,000,000	6.75%	538	530
Brookfield Property Split Corp. Senior Preferred Shares:
Class A Series 1	842,534	5.25%	21	23
Class A Series 2	556,746	5.75%	11	13
Class A Series 3	789,718	5.00%	16	18
Class A Series 4	594,994	5.20%	12	18
Total capital securities			$1,739	$1,722

Reconciliation of Non-IFRS Measures – Corporate
    The following table reconciles Corporate net income to net loss attributable to Unitholders for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Net (loss)	$(424)	$(491)	$(47)
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	—	1	1
Net loss attributable to Unitholders	$(424)	$(492)	$(48)

    The following table reconciles Corporate net loss to FFO for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Net (loss)	(424)	(491)	(47)
Add (deduct):
Fair value (gains) losses, net	89	100	(161)
Income tax expense	(38)	(18)	(226)
Non-controlling interests in above items	—	(1)	—
FFO	$(373)	$(410)	$(434)

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. In particular, in the near term, we expect to be impacted by the ongoing global economic shutdown, which has interrupted business activities and supply chains; disrupted travel; contributed to significant volatility in the financial markets, resulting in a general decline in equity prices and lower interest rates; impacted social conditions; and adversely impacted local, regional, national and international economic conditions, as well as the labor markets.

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

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. As noted above, economic conditions have been impacted substantially by the global economic shutdown. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

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

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters, pandemics and the need to pay down existing obligations. These risks may be exacerbated by the ongoing global economic shutdown. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants. In addition, our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows.

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

Public Health Risk
Our business could be materially adversely affected by the effects of the COVID-19 pandemic and the future outbreak of other highly infectious or contagious diseases. As a result of the rapid spread of COVID-19, many companies and various governments have imposed restrictions on business activity and travel which may continue and could expand. Business has slowed significantly around the globe specifically in our hospitality and retail businesses, and there can be no assurance that strategies to address potential disruptions in operations will mitigate the adverse impacts related to the pandemic. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of this pandemic, including any responses to it, will be on the global economy, our company and our businesses or for how long disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and cannot be predicted, including new information which may emerge concerning the severity and transmissibility of this coronavirus and actions taken to contain it, including the pace, availability, distribution and acceptance of effective vaccines, among others. Such developments, depending on their nature, duration, and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.

We operate in industries or geographies impacted by COVID-19. Many of these are facing financial and operational hardships due to COVID-19 and responses to it. Adverse impacts on our business may include:
•a complete or partial closure of, or other operational issues at, one or more of our properties resulting from government or tenant action;
•a slowdown in business activity may severely impact our tenants' businesses, financial condition and liquidity and may cause one or more of our tenants to be unable to fund their business operations, meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations;
•an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such lease will be executed;
•reduced economic activity could result in a prolonged recession, which could negatively impact consumer discretionary spending and demand; and
•expected completion dates for our development and redevelopment projects may be subject to delay as a result of local economic conditions that may continue to be disrupted as a result of the COVID-19 pandemic.

If these and potential other disruptions caused by COVID-19 continue, our business could be materially adversely affected.

Credit Risk

Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. The global economic shutdown has increased the risk in the near-term of our tenants’ ability to fulfill lease commitments, which has been materially impacted by retail store closures, quarantines and stay-at-home orders. Many of our tenants could declare bankruptcy or become insolvent and cease business operations as a result of prolonged mitigation efforts. Our retail and hospitality assets are experiencing the most immediate impact. Our office asset tenants, while facing hardships from stay-at-home orders, do not presently have as acute difficulty in fulfilling lease commitments in near-term, they could face increased difficulty if prolonged mitigation efforts material impact their business.

Government and government agencies comprise 8.2% of our Core Office segment tenant base and, as at December 31, 2020, no one tenant comprises more than this.

    The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at December 31, 2020:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	8.2%
Morgan Stanley	NY/London	A	2.7%
Barclays	London/Toronto/Calgary	BBB	2.1%
CIBC World Markets(3)	Calgary/Toronto/NY	AA	1.8%
Suncor Energy Inc.	Calgary	BBB+	1.8%
Bank of Montreal	Calgary/Toronto	AA	1.5%
EY	Various	Not Rated	1.4%
Cenovus	Calgary	BB	1.3%
Royal Bank of Canada	Various	AA-	1.3%
Deloitte	Various	Not Rated	1.3%
Total			23.4%
(1)From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2)Exposure is a percentage of total leasable square feet.
(3)CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 940,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at December 31, 2020. The largest ten tenants in our portfolio accounted for approximately 22.1% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
L Brands, Inc	Victoria's Secret, Bath & Body Works, PINK	4.3%
Foot Locker, Inc	Footlocker, Champs Sports, Footaction USA, House of Hoops	3.1%
LVMH	Louis Vuitton, Sephora, Fendi, Bulgari, Dior, Tag Heuer	2.9%
The Gap, Inc	Gap, Banana Republic, Old Navy, Athleta	2.3%
American Eagle Outfitters, Inc	American Eagle Outfitters, Aerie	1.9%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.8%
Express, Inc	Express, Express Men, Express Factory	1.6%
H&M Hennes & Mauritz	H&M, COS	1.4%
Luxottica Group S.P.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.4%
Abercrombie & Fitch Stores, Inc	Abercrombie, Abercrombie & Fitch, Hollister	1.4%
Total		22.1%
(1)Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. Due to the global economic shutdown, we may experience an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such leases will be executed could be impacted. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 8.2% of our Core Office and Core Retail leases mature annually up to 2025. Our Core Office and Core Retail leases have a weighted average remaining lease life of approximately 6.9 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office and retail portfolios at December 31, 2020, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2021	2022	2023	2024	2025	2026	2027	2027 and	Total
									Beyond
Core Office	7,978	2,122	4,335	4,669	3,160	4,953	4,734	5,034	41,496	78,481
Expiring %	10.2%	2.7%	5.5%	5.9%	4.0%	6.3%	6.0%	6.4%	53.0%	100.0%
Core Retail(1)	4,206	5,461	7,011	6,217	7,043	4,940	4,236	3,755	10,667	53,536
Expiring %	7.9%	10.2%	13.1%	11.6%	13.2%	9.2%	7.9%	7.0%	19.9%	100.0%
(1)Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

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

Economic Risk
Real estate is relatively illiquid and may be even more illiquid in the context of the global economic shutdown. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

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

Interest Rate and Financing Risk
We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. This risk may be increased as a result of disrupted market conditions resulting from the global economic shutdown. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year and to maintain relationships with a large number of lenders to limit exposure to any one counterparty.

Approximately 43% of our outstanding debt obligations at December 31, 2020 are floating rate debt compared to 45% at December 31, 2019. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $236 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $30 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At December 31, 2020, our consolidated debt to capitalization was 55% (December 31, 2019 – 54%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the year ended December 31, 2020, approximately 32.6% of our assets and 28.1% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

    The following table shows the impact of a 10% change in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2020
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	521	$(41)	$—
Australian Dollar	A$	2,056	(158)	—
British Pound		£4,206	(575)	—
Euro		€328	(40)	—
Brazilian Real	R$	3,364	(65)	—
Indian Rupee	Rs	28,281	(39)	—
Chinese Yuan	C¥	1,084	(17)	—
South Korean Won	₩	204,795	(19)	—
United Arab Emirates Dirham	AED	708	(19)	—
Czech Koruna	CZK	8	—	—
Hungarian Forint	HUF	334	—	—
Poland Zloty	PLN	3	—	—
Total			$(973)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2019
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	377	$(29)	$—
Australian Dollar	A$	2,154	(151)	—
British Pound		£3,275	(434)	—
Euro		€339	(38)	—
Brazilian Real	R$	3,310	(82)	—
Indian Rupee	Rs	26,628	(37)	—
Chinese Yuan	C¥	933	(13)	—
South Korean Won	₩	160,969	(14)	—
United Arab Emirates Dirham	AED	683	(19)	—
Czech Koruna	CZK	10	—	—
Hungarian Forint	HUF	314	—	—
Poland Zloty	PLN	3	—	—
Total			$(817)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2018
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	58	$(4)	$—
Australian Dollar	A$	2,977	(210)	—
British Pound		£3,965	(506)	—
Euro		€505	(58)	—
Brazilian Real	R$	2,823	(73)	—
Indian Rupee	Rs	25,022	(36)	—
Hong Kong Dollar	HK$	(75)	1	—
Chinese Yuan	C¥	1,593	(23)	—
South Korean Won	₩	245,507	(22)	—
United Arab Emirates Dirham	AED	451	(12)	—
Total			$(943)	$—
(1)Net of Canadian Dollar denominated loans.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•Interest rate caps to hedge interest rate risk on certain variable rate debt; and
•Cross currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

The global economic shutdown has impacted business across the globe and we are monitoring and actively mitigating its impact on our business. While it is difficult to predict how significant the impact will continue to be, our business has been highly resilient in some of the most critical sectors in the world and has a robust balance sheet with a strong investment grade rating.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Interest Rate Hedging
The following table provides our partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2020 and 2019:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2020	Interest rate caps of US$ LIBOR debt	$8,371	2.5% - 5.5%	May. 2021 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,380	1.0% - 2.6%	Nov. 2022 - Feb. 2024	(112)
	Interest rate caps of £ LIBOR debt	3,198	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate caps of € EURIBOR debt	119	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	189	3.0%	Oct. 2021 - Oct. 2022	—
	Interest rate swaps of AUD BBSW/BBSY debt	447	0.8% - 1.6%	Apr. 2023 - Apr. 2024	(11)
Dec. 31, 2019	Interest rate caps of US$ LIBOR debt	$7,774	2.7% - 6.0%	May. 2020 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,877	1.4% - 2.7%	Feb. 2020 - Feb. 2024	(57)
	Interest rate caps of £ LIBOR debt	3,096	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	74	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	109	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	184	3.0%	Oct. 2020 - Oct. 2022	—
	Cross currency swaps of C$ LIBOR Debt	600	4.3% - 5.0%	Oct. 2021 - Mar. 2024	(95)

For the year ended December 31, 2020, the amount of hedge ineffectiveness recorded in earnings in connection with our partnership’s interest rate hedging activities was nil (December 31, 2019 - $22 million).

Foreign Currency Hedging

    The following table presents the partnership's outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2020 and 2019:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2020	Net investment hedges		€—	€0.87/$- €0.88/$	Sep. 2021 - Sep. 2021	1
	Net investment hedges		£201	£0.50/$ - £1.08/$	Mar. 2021 - Dec. 2021	5
	Net investment hedges	A$	240	A$1.34/$ - A$1.52/$	Jun. 2021 - Dec. 2021	3
	Net investment hedges	C¥	813	C¥4.02/$ - C¥7.43/$	Mar. 2021 - Sep. 2021	(11)
	Net investment hedges	R$	620	R$5.20/$ - R$5.20/$	Mar. 2021 - Mar. 2021	(3)
	Net investment hedges	₩	720,095	₩914.84/$ - - ₩1,169.58/$	Mar. 2021 - Jun. 2022	(54)
	Net investment hedges	Rs	4,703	Rs76.28/$ - Rs76.28/$	Jun. 2021 - Jun. 2021	(2)
	Net investment hedges		£90	£0.89/€ - £0.93/€	Apr. 2021 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	2,400	C$0.81/$ -C$1.70/$	Oct. 2021 - Jan. 2027	66
Dec. 31, 2019	Net investment hedges		€245	€0.85/$ - €0.91/$	Mar. 2020 - Jul. 2020	$7
	Net investment hedges		£2,444	£0.74/$ - £0.85/$	Jan. 2020 - Sep. 2021	(247)
	Net investment hedges	A$	238	A$1.38/$ - A$1.48/$	Mar. 2020 - Mar. 2021	(5)
	Net investment hedges	C¥	962	C¥6.75/$ - C¥7.16/$	Apr. 2020 - Jun. 2021	—
	Net investment hedges	C$	355	C$1.31/$ - C$1.33/$	Jun. 2020 - Sep. 2021	—
	Net investment hedges	R$	1,582	R$4.16/$ - R$4.16/$	Jun. 2020 - Jun. 2020	(10)
	Net investment hedges	₩	720,095	₩1,149.50/$ - ₩1,174.30/$	Mar. 2020 - Mar. 2021	(7)
	Net investment hedges	Rs	—	Rs71.78/$ - Rs73.01/$	Mar. 2020 - Apr. 2020	—
	Net investment hedges		£77	£0.88/€ - £0.93/€	Jan. 2020 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(8)

    For the years ended December 31, 2020 and 2019, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of December 31, 2020 and December 31, 2019:

(US$ millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2020	Interest rate caps	$3,560	3.0% - 5.0%	Jan. 2021 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	2.7% - 6.4%	Mar. 2021 - Jun. 2030	(308)
	Interest rate swaps of US$ debt	1,746	0.8% - 5.1%	Jun. 2021 - Mar. 2024	(32)
	Interest rate swaptions	350	2.0%	Mar. 2031 - Mar. 2031	—
Dec. 31, 2019	Interest rate caps	$5,663	2.5% - 5.0%	Mar. 2020 - Nov. 2021	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	1.1% - 6.4%	Jun. 2020 - Sep. 2031	(149)
	Interest rate swaps of US$ debt	2,003	1.7% - 4.6%	Nov. 2020 - Sep. 2023	(14)

    Our partnership recognized fair value losses of approximately $45 million (December 31, 2019 - loss of $(70) million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

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

    The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million, plus annual inflation adjustments “equity enhancement adjustment”). The calculation of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments, to maintain a fee level in aggregate that would be the same as prior to the amendment. In connection with the GGP acquisition, the Master Services Agreement was amended so that the base management fee took into account any management fee payable by BPYU under its master services agreement with Brookfield Asset Management and certain of its subsidiaries.

The following table calculates base management fees and equity enhancement fees:

	Twelve months ended December 31,
(US$ Millions)	2020	2019	2018
Base fee amount at 0.125% of current capitalization	$81	$100	$93
Fee on increased market capitalization (.3125%)	57	107	88
Total calculated fees	138	207	181
Less credits:
Equity enhancement adjustment	(24)	(45)	(38)
Applied creditable operating payments and other adjustments	(35)	(29)	(57)
Total fee, subject to minimum adjusted for inflation	79	133	86
Total fee, by component:
Base fee	73	107	86
Equity enhancement adjustment	6	26	—
Total fee	$79	$133	$86
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

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	(91)	(81)
Loans and notes receivable	50	102
Receivables and other assets	59	17
Deposit payable to Brookfield Asset Management(1)	(754)	—
Loans and notes payable and other liabilities	(313)	(196)
Preferred shares held by Brookfield Asset Management	(15)	(15)
(1) As of December 31, 2020, a $754 million on-demand deposit was payable to Brookfield Asset Management, provided for in the deposit agreement between the partnership and Brookfield Asset Management. The deposit agreement provides for a deposit limit of $2.0 billion. Subsequent to year-end, an additional $525 million was drawn and payable to Brookfield Asset Management.

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Transactions with related parties:
Commercial property revenue(1)	$32	$26	$22
Management fee income	32	35	5
Participating loan interests (including fair value gains, net)	—	50	53
Interest expense on debt obligations	19	48	44
Interest on capital securities held by Brookfield Asset Management	—	8	64
General and administrative expense(2)	164	198	192
Construction costs(3)	265	411	397
Incentive Fees(4)	16	104	—
(1)Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the Brookfield-sponsored real estate opportunistic funds, and administrative services.
(3)Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.
(4)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

On January 4, 2021, Brookfield Asset Management announced a proposal to acquire 100% of the LP Units that it does not already own for a price of $16.50 per LP Unit, or $5.9 billion in total value. The proposal provides that each holder of LP Units can elect to receive consideration per LP Unit of a combination of (i) 0.4 class A limited voting shares of Brookfield Asset Management (“Brookfield Shares”), (ii) $16.50 in cash, and/or (iii) 0.66 preferred units of our partnership with a liquidation preference of $25.00 per unit (“New Preferred Units”), subject in each case to pro-ration based on a maximum of 59.5 million Brookfield Shares (42% of the total value of the LP Units), maximum cash consideration of $2.95 billion (50% of the total value of the LP Units), and a maximum value of $500 million in New Preferred Units (8% of the total value of the LP Units). If holders of LP Units collectively elect to receive in excess of $500 million in New Preferred Units, the amount of New Preferred Units can increase to a maximum of $1 billion, offset against the maximum amount of Brookfield Shares. The maximum amount of cash consideration would not be affected. The board of directors of the BPY General Partner has established a committee of independent directors to review and consider the proposal.

During the year ended December 31, 2020, we issued 9,416,816 LP units at $11.36 per unit, 2,696,841 LP units at $12.00 per unit, 5,967,063 LP units at $12.65 per unit, 13,392,277 LP Units at $13.92 per unit, and 18,715,912 Redeemable/Exchangeable Partnership Units at $12.00 per unit to Brookfield Asset Management.

During the third quarter of 2020, we completed the recapitalization of the Atlantis with an investment from a Brookfield Asset Management affiliate. Refer to Note 5, Equity Accounted Investments and Note 8, Property, Plant And Equipment for further detail.

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

PORTFOLIO LISTING
The following table presents details of our property portfolio as of December 31, 2020:

Core Office Property Portfolio			Assets under management			Proportionate at subsidiary level(1)			Proportionate to Unitholders(2)		Proportionate to LP Unitholders(3)
Dec. 31, 2020	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
(Sq. ft in 000’s)
CONSOLIDATED PROPERTIES
United States
Midtown New York	2	100.0%	1,466	31	1,497	80.9%	1,194	1,211	1,194	1,211	584	592
Downtown New York	6	95.4%	7,950	488	8,438	72.6%	5,770	6,123	5,770	6,123	2,820	2,993
Washington, D.C.	12	86.5%	2,887	1,796	4,683	97.0%	2,778	4,544	2,778	4,544	1,358	2,221
Los Angeles	8	79.7%	8,620	4,283	12,903	47.3%	4,078	6,104	4,078	6,104	1,994	2,984
Houston	5	72.5%	5,022	1,185	6,207	86.6%	4,363	5,373	4,363	5,373	2,133	2,627
San Francisco	2	84.1%	623	6	629	33.1%	206	208	206	208	100	101
	35	85.0%	26,568	7,789	34,357	68.6%	18,389	23,563	18,389	23,563	8,989	11,518
Canada
Toronto	10	95.9%	8,776	1,704	10,480	55.8%	4,832	5,844	4,832	5,844	2,362	2,857
Calgary	9	89.7%	7,178	1,215	8,393	58.7%	4,308	4,924	4,308	4,924	2,106	2,407
Ottawa	5	91.0%	1,182	695	1,877	25.1%	298	472	298	472	145	230
	24	93.0%	17,136	3,614	20,750	54.2%	9,438	11,240	9,438	11,240	4,613	5,494
Australia and New Zealand
Sydney	2	73.2%	690	102	792	39.5%	281	313	281	313	138	154
Melbourne	2	99.5%	509	15	524	49.4%	252	259	252	259	123	126
Brisbane	1	90.2%	300	34	334	50.0%	149	167	149	167	73	82
Perth	4	96.4%	1,886	262	2,148	81.2%	1,534	1,745	1,534	1,745	750	853
	9	91.6%	3,385	413	3,798	65.4%	2,216	2,484	2,216	2,484	1,084	1,215
United Kingdom
London	3	90.1%	1,152	29	1,181	100.0%	1,152	1,181	1,152	1,181	563	577
	3	90.1%	1,152	29	1,181	100.0%	1,152	1,181	1,152	1,181	563	577
Brazil
São Paulo	1	100.0%	276	209	485	51.0%	141	248	141	248	69	121
Rio de Janeiro	1	100.0%	213	64	277	67.0%	142	185	142	185	69	90
	2	100.0%	489	273	762	26.7%	283	433	283	433	138	211
Total Consolidated Properties	73	88.5%	48,730	12,118	60,848	63.9%	31,478	38,901	31,478	38,901	15,387	19,015

UNCONSOLIDATED PROPERTIES
United States
Midtown New York	4	95.3%	5,559	87	5,646	38.0%	2,109	2,138	2,109	2,138	1,031	1,045
Downtown New York	2	97.2%	4,927	65	4,992	23.0%	1,149	1,156	1,149	1,156	562	565
Washington, D.C.	12	88.7%	2,963	959	3,922	36.3%	1,065	1,417	1,065	1,417	521	693
Los Angeles	2	94.1%	372	388	760	42.0%	157	321	157	321	76	156
Houston	1	90.1%	1,135	699	1,834	10.0%	113	183	113	183	55	89
Denver	1	82.9%	1,338	511	1,849	50.0%	669	924	669	924	327	452
	22	93.3%	16,294	2,709	19,003	32.4%	5,262	6,139	5,262	6,139	2,572	3,000
Australia and New Zealand
Sydney	1	100.0%	732	135	867	24.0%	176	209	176	209	86	102
Melbourne	1	99.8%	858	341	1,199	50.0%	429	599	429	599	209	292
	2	99.9%	1,590	476	2,066	39.1%	605	808	605	808	295	394
United Kingdom
London	25	95.5%	9,771	1,120	10,891	43.6%	4,197	4,749	4,197	4,749	2,051	2,321
	25	95.5%	9,771	1,120	10,891	43.6%	4,197	4,749	4,197	4,749	2,051	2,321
Germany
Berlin	16	95.3%	2,176	1,168	3,344	25.0%	543	834	543	834	266	408
	16	95.3%	2,176	1,168	3,344	25.0%	543	834	543	834	266	408
United Arab Emirates
Dubai	1	30.6%	1,098	475	1,573	50.0%	549	787	549	787	268	384
	1	30.6%	1,098	475	1,573	50.0%	549	787	549	787	268	384
Total Unconsolidated Properties	66	92.2%	30,929	5,948	36,877	34.0%	11,156	13,317	11,156	13,317	5,452	6,507
Total Core Office Properties	139	90.0%	79,659	18,066	97,725	53.4%	42,634	52,218	42,634	52,218	20,839	25,522
(1)Reflects our partnership’s interest before considering non-controlling interests in operating subsidiaries.
(2)Reflects our partnership’s interest net of non-controlling interests described in note (1) above.
(3)Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Opportunistic Office Property Portfolio			Assets under management			Proportionate at subsidiary level(1)			Proportionate to Unitholders(2)		Proportionate to LP Unitholders(3)
Dec. 31, 2020	Number of properties	% Leased	Leasable	Parking	Total	Owned %	Leasable	Total	Leasable	Total	Leasable	Total
(Sq. ft in 000’s)
CONSOLIDATED PROPERTIES
United States
Washington, D.C.	11	71.2%	1,736	—	1,736	100.0%	1,736	1,736	443	443	217	217
Los Angeles	2	16.5%	1,989	782	2,771	100.0%	1,989	2,771	512	714	250	349
Chicago	1	63.7%	1,428	—	1,428	100.0%	1,428	1,428	365	365	178	178
San Francisco / San Jose	2	75.3%	409	—	409	100.0%	409	409	105	105	51	51
Houston	5	64.0%	4,207	571	4,778	100.0%	4,207	4,778	1,075	1,221	525	597
Dallas	6	92.3%	467	—	467	100.0%	467	467	142	142	69	69
	27	57.7%	10,236	1,353	11,589	100.0%	10,236	11,589	2,642	2,990	1,290	1,461
United Kingdom
London	1	79.1%	660	48	708	100.0%	660	708	203	218	99	107
	1	79.1%	660	48	708	100.0%	660	708	203	218	99	107
Brazil
Rio de Janeiro	2	95.2%	602	—	602	58.3%	351	351	113	113	55	55
São Paulo	4	81.4%	1,213	—	1,213	77.0%	934	934	301	301	147	147
	6	86.0%	1,815	—	1,815	70.8%	1,285	1,285	414	414	202	202
India
NCR (Delhi region)	43	85.1%	11,976	6,238	18,214	90.7%	10,863	16,522	3,554	5,406	1,737	2,642
Kolkata	12	91.8%	3,058	1,341	4,399	100.0%	3,058	4,399	1,001	1,439	489	703
Mumbai	22	82.1%	5,754	—	5,754	100.0%	5,754	5,754	1,854	1,854	906	906
	77	85.3%	20,788	7,579	28,367	94.0%	19,675	26,675	6,409	8,699	3,132	4,251
Total Consolidated Properties	111	76.8%	33,499	8,980	42,479	96.0%	31,856	40,257	9,668	12,321	4,723	6,021
Total Opportunistic Office Properties	111	76.8%	33,499	8,980	42,479	96.0%	31,856	40,257	9,668	12,321	4,723	6,021
(1)Reflects our partnership’s interest before considering non-controlling interests in operating subsidiaries.
(2)Reflects our partnership’s interest net of non-controlling interests described in note (1) above.
(3)Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Core Retail Property Portfolio(1)			Assets under management	Proportionate at subsidiary level(2)		Proportionate to Unitholders(3)	Proportionate to LP Unitholders(4)
Dec. 31, 2020	Number of properties	% Leased	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	9	90.7%	5,562	100.0%	5,562	4,040	1,975
Southwest region	10	92.8%	11,286	100.0%	11,286	5,097	2,491
East North Central region	8	91.0%	6,724	99.3%	6,676	4,323	2,113
Southeast region	5	91.9%	5,482	100.0%	5,482	3,106	1,518
Mideast region	8	91.6%	7,353	98.3%	7,230	4,287	2,095
Mountain region	5	91.5%	5,023	100.0%	5,023	2,545	1,244
Northeast region	13	89.3%	9,396	99.3%	9,326	5,746	2,808
West North Central region	5	90.7%	4,599	100.0%	4,599	2,828	1,382
Total Consolidated Properties	63	91.2%	55,425	99.6%	55,184	31,972	15,626
UNCONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	10	94.4%	10,625	49.9%	5,299	3,358	1,641
Southwest region	7	96.5%	10,186	48.7%	4,962	2,475	1,210
East North Central region	6	92.3%	7,076	49.6%	3,508	2,390	1,168
Southeast region	11	90.2%	10,679	47.6%	5,087	2,825	1,381
Mideast region	8	90.7%	8,232	46.6%	3,839	2,154	1,053
Mountain region	7	93.3%	8,114	50.7%	4,113	2,406	1,176
Northeast region	4	93.0%	4,850	45.4%	2,201	1,303	637
West North Central region	5	94.1%	4,618	57.2%	2,640	1,328	649
Total Unconsolidated Properties	58	93.1%	64,380	49.2%	31,649	18,239	8,915
Total Core Retail Properties	121	92.5%	119,805	81.2%	86,833	50,211	24,541
(1)Does not include non-regional malls
(2)Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.
(3)Reflects our partnership’s interest net of non-controlling interests described in note (2) above.
(4)Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Opportunistic Retail Property Portfolio(1)			Assets under management	Proportionate at subsidiary level(2)		Proportionate to Unitholders(3)	Proportionate to LP Unitholders(4)
Dec. 31, 2020	Number of properties	% Leased	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
U.S. Properties
Pacific region	7	83.0%	5,469	100.0%	5,469	1,953	955
Southwest region	6	72.0%	3,147	100.0%	3,147	949	464
East North Central region	6	81.7%	4,468	100.0%	4,468	1,519	742
Southeast region	2	93.3%	1,628	78.2%	1,272	439	214
Mideast region	5	85.6%	4,031	100.0%	4,031	1,461	714
Mountain region	4	82.3%	1,469	100.0%	1,469	641	313
Northeast region	3	79.2%	2,048	64.6%	1,324	431	211
	33	82.0%	22,260	95.1%	21,180	7,393	3,613
Total Consolidated Properties	33	82.0%	22,260	95.1%	21,180	7,393	3,613
UNCONSOLIDATED PROPERTIES
Brazil
São Paulo	3	92.4%	806	42.1%	339	157	76
Rio de Janeiro	2	90.1%	961	73.1%	703	324	159
	5	91.2%	1,767	59.0%	1,042	481	235
Total Unconsolidated Properties	5	91.2%	1,767	59.0%	1,042	481	235
Total Opportunistic Retail Properties	38	82.7%	24,027	92.5%	22,222	7,874	3,848
(1)Does not include non-regional malls; includes anchor space.
(2)Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.
(3)Reflects our partnership’s interest net of non-controlling interests described in note (2) above.
(4)Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Multifamily Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2020	Number of properties	Total	Owned %	Total	Total	Total
(Units)
CONSOLIDATED PROPERTIES
United States
Ohio	8	1,581	100.0%	1,581	403	197
Virginia	3	758	100.0%	758	202	99
California	4	1,488	100.0%	1,488	444	217
Georgia	2	804	100.0%	804	205	100
Florida	4	1,294	100.0%	1,294	330	161
Nevada	3	1,194	100.0%	1,194	356	174
New York	1	1,190	100.0%	1,190	358	175
Texas	3	855	100.0%	855	232	113
North Carolina	2	555	100.0%	555	142	69
Maryland	3	841	100.0%	841	245	120
Indiana	3	836	100.0%	836	213	104
Oregon	1	144	100.0%	144	43	21
Arizona	1	168	100.0%	168	50	25
Total Consolidated Properties	38	11,708	98.8%	11,708	3,223	1,575

UNCONSOLIDATED PROPERTIES
United States
California	2	882	100.0%	882	225	110
Total Unconsolidated Properties	2	882	100.0%	882	225	110
Total Multifamily Properties	40	12,590	98.9%	12,590	3,448	1,685
(1)Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries and properties.
(2)Reflects our partnership’s interest net of non-controlling interests described in note (1) above.
(3)Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Hospitality Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2020	Number of properties	Total	Owned %	Total	Total	Total
(Rooms)
CONSOLIDATED PROPERTIES
North America	112	16,863	100.0%	16,741	4,781	2,337
United Kingdom	6	4,819	100.0%	4,819	1,315	643
Canada	1	1,372	100.0%	1,372	351	172
Total Consolidated Properties	119	23,054	100.0%	22,932	6,447	3,152

UNCONSOLIDATED PROPERTIES
North America	4	2,225	72.5%	1,614	376	184
Australia	1	433	100.0%	433	136	66
Total Unconsolidated Properties	5	2,658	77.0%	2,047	512	250
Total Hospitality Properties	124	25,712	97.6%	24,979	6,959	3,402
(1)Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.
(2)Reflects our partnership’s interest net of non-controlling interests described in note (1) above.
(3)Reflects our partnership’s proportionate interest net of non-controlling interests described in note (3) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Triple Net Lease Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2020	Number of properties	Total	Owned %	Total	Total	Total
(Sq. ft. in 000’s)
CONSOLIDATED PROPERTIES
North America	216	11,938	100.0%	11,938	3,092	1,511
Total Consolidated Properties	216	11,938	100.0%	11,938	3,092	1,511

Total Triple Net Lease Properties	216	11,938	100.0%	11,938	3,092	1,511
(1)Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.
(2)Reflects our partnership’s interest net of non-controlling interests described in note (1) above.
(3)Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Student Housing Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2020	Number of properties	Total	Owned %	Total	Total	Total
(Beds)
CONSOLIDATED PROPERTIES
United Kingdom	53	19,877	100.0%	19,877	5,030	2,459
Total Consolidated Properties	53	19,877	100.0%	19,877	5,030	2,459

Total Student Housing Properties	53	19,877	100.0%	19,877	5,030	2,459
(1)Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.
(2)Reflects our partnership’s interest net of non-controlling interests described in note (1) above.
(3)Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

Manufactured Housing Property Portfolio		Assets under management	Proportionate at subsidiary level(1)		Proportionate to Unitholders(2)	Proportionate to LP Unitholders(3)
Dec. 31, 2020	Number of properties	Total	Owned %	Total	Total	Total
(Sites)
CONSOLIDATED PROPERTIES
United States	136	32,403	100.0%	32,403	8,283	4,049
Total Consolidated Properties	136	32,403	100.0%	32,403	8,283	4,049

Total Manufactured Housing Properties	136	32,403	100.0%	32,403	8,283	4,049
(1)Reflects our partnership’s interest before considering non-controlling interests of others in operating subsidiaries.
(2)Reflects our partnership’s interest net of non-controlling interests described in note (1) above.
(3)Reflects our partnership’s proportionate interest net of non-controlling interests described in note (2) above and the Redeemable/Exchangeable Partnership Units and Special LP Units held by Brookfield Asset Management and Exchange LP Units.

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

Revaluation Method Hospitality Assets
We account for our investments in hospitality properties as property, plant and equipment under the revaluation model. Hospitality properties are recognized initially at cost or fair value if acquired in a business combination and subsequently carried at fair value at the balance sheet date less any accumulated impairment and subsequent accumulated depreciation. Fair values of North American hospitality properties and the short-break destinations across the United Kingdom and Ireland owned by Center Parcs UK are determined using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Fair values of the hospitality assets are also reviewed in reference to each hospitality asset’s enterprise value which is determined using a discounted cash flow model.

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

Prior to the end of the first quarter, the global economic shutdown prompted certain responses from global government authorities across the various geographies in which the partnership owns and operates investment properties. Such responses, have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions have had a significant adverse impact on consumer spending and demand in the near term. These negative economic indicators, restrictions and closure have created significant estimation uncertainty in the determination of the fair value of investment properties as of December 31, 2020. Specifically, while discount and capitalization rates are inherently uncertain, there has been an absence of recently observed market transactions across the partnership’s geographies to support changes in such rates which is a key input into the determination of fair value. In addition, the partnership has had to make assumptions with respect to the length and severity of these restrictions and closures as well as the viability of our tenants in consideration of any credit reserves that should be applied based on deemed tenant risk and the recovery period in estimating the impact and timing of future cash flows generated from investment properties and used in the discounted cash flow model used to determine fair value. As a result of this material estimation uncertainty there is a risk that the assumptions used to determine fair value as of December 31, 2020 may result in a material adjustment to the fair value of investment properties in future reporting periods as more information becomes available.

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

Future Accounting Policy Changes
The following are accounting policies issued that our partnership expects to adopt in the future:

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023, with early application permitted. The partnership is in the process of determining the impact of the amendments on its consolidated financial statements.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform Phase 2 Amendments

In August 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase 2 Amendments”), effective January 1, 2021, with early adoption permitted. The Phase 2 Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase 2 Amendments primarily relate to the modification of financial instruments, allowing for prospective application of the applicable benchmark interest rate and continued application of hedge accounting, providing the amended hedging relationship continues to meet all qualifying criteria. The partnership is currently completing an assessment and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. The adoption is not expected to have a significant impact on the partnership.

There are no other accounting policies issued as of December 31, 2020 that the partnership expects to adopt in the future and which the partnership expects will have a material impact.

5.B.    LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. At December 31, 2020, capital totaled $99 billion compared with $103 billion at December 31, 2019.

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

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.We anticipate certain planned divestitures may be delayed as a result of the global economic shutdown but do not anticipate execution risk that would have a material impact to our cashflows. Delays might be caused due to reduced business travel which could have an impact on physical touring of targeted assets for disposal.

The future impact of the shutdown on our level of liquidity is uncertain at this time. Measures undertaken by governments and companies around the world in our principal markets have resulted in the temporary closure of certain of our operating assets. The duration of such measures may impact our ability to collect rental income, particularly in our retail assets, and to generate hospitality revenue. The longer-term impact of the pandemic and resulting economic downturn could reduce demand for real estate and hospitality bookings, though we have begun to see some very modest recovery in certain of our hospitality assets.

Consequently, we are reviewing, and where appropriate adjusting, our current capital expenditure and financing assumptions on existing and future projects to reflect any potential shorter- and longer-term impact of the pandemic. Adjustments may include, but are not limited to, additional draws on existing development facilities, pursuing additional development facilities on certain projects, extension of payment terms to suppliers, and temporary cessation of additional construction work (and related incurrence of expenditures).

     We continue to review contractual arrangements with our tenants to assess the rights and responsibilities of the partnership and our tenants in response to the impact of the measures undertaken by governments and/or tenants. Potential responses may include, but are not limited to, payment holidays / extension of payment terms from tenants, adjustments to the duration of leases, and renegotiation of lease terms.

We expect to be able to refinance the majority of debt obligations maturing in the near term or to exercise contractual extension options thereon. In certain instances, particularly where a property has been required to close temporarily, we plan to seek certain modifications to mortgages, including lease restructuring approvals and technical default waivers, and potentially interest deferrals on many loans until the property has reopened. Certain development assets with construction facilities in place will require development waivers subject to a protracted work stoppage.

In addition, certain debt obligations are subject to financial covenants. As a result, in the shorter-term, the shutdown may negatively impact our ability to meet such covenants. We are reviewing the financial covenants of each debt instrument and, where applicable, working with our lenders to address debt instruments which may potentially approach or breach covenant limits. Such adjustments may include, but are not limited to, adjustment to the covenant limits, interest payment holidays, and temporary suspension of covenant testing.

In order to maintain financial flexibility, we maintain capacity under credit facilities at BPY and certain subsidiaries. As at December 31, 2020, the available liquidity under such credit facilities was $1,166 million. We believe we will be able to continue to borrow funds on these facilities from our lenders when and as required.

Our principal liquidity needs for the current year and for periods beyond include:

•Recurring expenses;
•Debt service requirements;
•Distributions to unitholders;
•Capital expenditures deemed mandatory, including tenant improvements;
•Development costs not covered under construction loans;
•Unfunded committed capital to funds;
•Investing activities which could include:
◦Fulfilling our capital commitments to various funds;
◦Discretionary capital expenditures;
◦Property acquisitions;
◦Future developments; and
◦Repurchase of our units.

    We plan to meet these liquidity needs by accessing our group-wide liquidity of $5,542 million at December 31, 2020 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Proportionate cash retained at subsidiaries	1,733	1,587
Proportionate availability under subsidiary credit facilities	2,410	4,058
Proportionate availability under construction facilities	1,399	1,236
Group-wide liquidity(1)	$5,542	$6,881
(1)This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

On August 5, 2020, the board of directors approved the addition of certain subsidiaries of the partnership as borrowers to a credit facility under which such subsidiaries may borrow up to $500 million. The facility matures on April 13, 2022 and is guaranteed by Brookfield Asset Management. As at December 31, 2020, nil was drawn on this facility.

    The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Dec. 31, 2020
2021	$10,104
2022	6,365
2023	3,590
2024	8,209
2025	3,439
Thereafter	8,561
Deferred financing costs	(213)
Secured debt obligations	$40,055
Debt to capital ratio	55.2%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2021 to 2022, however, approximately 3% of our debt obligations represent non-recourse mortgages where we have suspended contractual payment, and are currently engaging in modification or restructuring discussions with the respective creditors. We are generally seeking relief given the circumstances resulting from the current economic slowdown, and may or may not be successful with these negotiations. If we are unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

Currently our debt to capital ratio is 55%. We expect to be able to decrease our debt to capital ratios from these levels through the repayment of capital securities, credit facilities and debt related to the acquisition of a further interest in our retail assets with cash flow generated in the business and raised from asset sales. In addition, we expect to improve other credit metrics through the benefit of additional earnings from the completion and stabilization of our active development pipeline. The timing of achieving these expectations may be delayed due to the impact of the global economic shutdown.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2020. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership. Summaries of our debt profile for each of our segments are included elsewhere in this Form 20-F.

For the years ended December 31, 2020, 2019 and 2018, the partnership made distributions to unitholders of $1,244 million, $1,266 million and $1,059 million, respectively. This compares to cash flow from operating activities of $1,332 million, $624 million and $1,357 million, respectively, for each of the three years then ended. In 2019, distributions exceeded cash flow from operating activities. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. In 2020 and 2019, the partnership funded the gap between its distributions and cash flow from operating activities through approximately $137 million and $167 million of realized gains from the disposition of assets with meaningful returns on capital, respectively. Distributions made to unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

 5.C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

 5.D.    TREND INFORMATION

We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. However, our future results may be impacted by risks associated with the global COVID-19 pandemic, and the related reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and lead to impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns. In addition, we expect to face a meaningful amount of lease rollover in 2021, which may restrain FFO growth from this part of our portfolio in the near future. Our belief is as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements”.

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

 5.F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2020:

(US$ Millions)		Payments due by period
Dec. 31, 2020	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations(1)	$54,592	$13,123	$8,170	$5,592	$11,084	$6,677	$9,946
Capital securities	3,033	649	181	865	556	244	538
Lease obligations	3,160	48	48	44	45	46	2,929
Commitments(2)	2,883	1,839	963	81	—	—	—

Interest expense(3):
Debt obligations	6,667	$1,685	$1,369	$1,118	$789	$556	$1,150
Capital securities	585	152	113	105	105	66	44
Interest rate swaps	119	43	41	32	3	—	—
(1)Debt obligations excludes deferred financing costs of $258 million and other accounting adjustments.
(2)Primarily consists of construction commitments on commercial developments.
(3)Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

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

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation
Caroline Atkinson Washington, D.C., United States	68	Director	Senior Advisor to Rock Creek investment firm
Jeffrey M. Blidner Toronto, Canada	72	Director	Vice Chair of Brookfield Asset Management
Soon Young Chang Dubai, United Arab Emirates	61	Director	Director of Dubai World; Senior Advisor of Investment Corporation of Dubai
Omar Carneiro da Cunha(3) Rio de Janeiro, Brazil	74	Director	Senior Partner of Dealmaker Ltd. and BOND Consultoria Empresarial e Participacoes
Stephen DeNardo(2) Stamford, United States	67	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Louis Joseph Maroun(2)(3) Warwick, Bermuda	70	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
A. Douglas McGregor Toronto, Canada	64	Director	Director
Lars Rodert(2)(3) Stockholm, Sweden	59	Lead Independent Director, Director	Founder and Chief Executive Officer of ÖstVäst Capital Management
Michael J. Warren Washington, D.C., United States	53	Director	Managing Director, Albright Stonebridge Group
(1)The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.
(2)Member of the audit committee. Mr. DeNardo is the Chair of the audit committee and is the audit committee financial expert.
(3)Member of the governance and nominating committee. Mr. Maroun is the Chair of the governance and nominating committee.

Set forth below is biographical information for the BPY General Partner’s current directors. All of the BPY General Partner’s directors are also directors of BPYU.

    Caroline Atkinson. Ms. Atkinson is a Senior Adviser to Rock Creek investment firm in Washington D.C. and a trustee of the International Institute of Strategic Studies in London. Ms. Atkinson is an Oxford-trained economist with more than two decades of experience working as a senior policymaker in international economics and finance and as an executive in technology. She has held senior positions at Google Inc. (“Google”), the U.S. government, The International Monetary Fund and The Bank of England. Most recently, Ms. Atkinson was the Head of Global Policy for Google. Prior to joining Google, Ms. Atkinson worked for President Barack Obama as the Deputy National Security Adviser for International Economics at the White House. She was the President’s personal representative to major international economic summits, including the G-7/8 and the G-20. She was also the Advisor to Treasury Secretaries, Robert Rubin and Lawrence Summers. She has advised leading U.S. companies on global business and economic issues. Ms. Atkinson is a Member of the Board Executive Committee for the Peterson Institute for International Economics, and a Member of Council on Foreign Relations and the Economic Club of New York.
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

Omar Carneiro da Cunha. Mr. Cunha is a Senior Partner with Dealmaker Ltd., a consultancy and M&A advisory firm, with a focus in telecommunications, information technology, oil & gas and retail, and has also been a Senior Partner of BOND Consultoria Empresarial e Participacoes since 1994. He is also a director of Petroleo Brasileiro S/A (Petrobras), Chairman of the Audit Committee and member of the Investment Committee since 2020. He was the Chairman of “Bob’s”, a Brazilian fast food company, from 1995 to 2008, a director of the Energisa Group since 1996, and a director of Grupo Libra from 2010 to 2019. In 2005, Mr. Cunha was the Deputy Chairman and Chief Executive Officer of VARIG Brazilian Airline. From 1995 to 1998, Mr. Cunha was the President of AT&T Brasil and a member of the Management Committee of AT&T International. Prior to that, Mr. Cunha worked for 27 years in Brazil and abroad for the Royal Dutch/Shell Group, and was President of Shell Brasil, Billiton Metals and Shell Quimica from 1991 to 1994. Mr. Cunha is currently a member of the board of the American Chamber of Commerce for Brazil.

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

A. Douglas McGregor. Mr. McGregor was the Group Head of RBC Capital Markets and RBC Investor & Treasury Services, Chairman and Chief Executive Officer of RBC Capital Markets, and was a member of RBC’s Group Executive until his retirement in January 2020. Mr. McGregor joined RBC in 1983 and held progressively senior roles at the bank, becoming Capital Markets Chief Executive Officer in 2008 and assuming responsibility for Investor & Treasury Services in 2012. As Chairman and Chief Executive Officer of RBC Capital Markets, Mr. McGregor had global oversight of the firm’s Corporate & Investment Banking and Global Markets activities conducted by its approximately 7,500 employees worldwide. He also directly led the investment bank’s real estate lending businesses. As Group Head of RBC Investor & Treasury Services, Mr. McGregor was responsible for this business’ custody, treasury and financing services for institutional clients globally. Mr. McGregor is also Chairman and member of the Audit Committee of Plaza Retail REIT. Mr. McGregor holds an Honours B.A. (Business) and an MBA from the University of Western Ontario. Mr. McGregor serves on the University Health Network’s Board of Trustees in Toronto and is a former Chairman of the Board of Directors of the Investment Industry Regulatory Organization of Canada.

Lars Rodert. Mr. Rodert is the founder and Chief Executive Officer of ÖstVäst Advisory (“OVA”). Mr. Rodert has 30 years of experience in the global investment industry. Prior to OVA, Mr. Rodert spent 11 years as a Global Investment Manager for IKEA Treasury. Before joining IKEA, Mr. Rodert was with SEB Asset Management for 10 years as Chief Investment Officer and responsible for SEB Global Funds. Prior to SEB, Mr. Rodert spent 10 years in North America with five years at Investment Bank Gordon Capital and five years as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert is a director of PCCW Limited, an information and communications technology company. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.

Michael J. Warren. Mr. Warren is the Managing Director of Albright Stonebridge Group (“ASG”). Mr. Warren served as ASG’s Managing Principal from 2013 to 2017 and as Principal from 2009 to 2013. Prior to ASG, Mr. Warren served as the Chief Operating Officer and Chief Financial Officer of Stonebridge International from 2004 to 2009, where he managed operations, business development, finance, and personnel portfolios. Mr. Warren served in various capacities in the Obama Administration, including as senior advisor in the White House Presidential Personnel Office and as co-lead for the Treasury and Federal Reserve agency review teams of the Obama-Biden Presidential Transition. Mr. Warren serves on the board of trustees and the risk & audit committees at Commonfund, the board of directors of Walker & Dunlop, Inc. and the board of directors of MAXIMUS. He serves as a trustee of Yale University and is a member of the Yale Corporation Investment Committee. Mr. Warren formerly served as a trustee of the District of Columbia Retirement Board and as a member of the board of directors of the United States Overseas Private Investment Corporation. Mr. Warren received degrees from Yale University and Oxford University where he was a Rhodes Scholar.

Our Management

The Service Providers, wholly-owned subsidiaries of Brookfield Asset Management, provide management services to us pursuant to our Master Services Agreement. Brookfield has built its property business through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the real estate investment cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of real estate investment and operational expertise throughout our operating entities which specialize in office, retail, multifamily, logistics, hospitality, triple net lease, manufactured housing, mixed-use and student housing, generating significant and stable operating cash flows. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Brian W. Kingston	47	23	20	Chief Executive Officer
Bryan K. Davis	47	25	22	Chief Financial Officer

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

 6.B.    COMPENSATION

The BPY General Partner pays each of its directors $125,000 per year for serving on its board of directors and various board committees. The BPY General Partner pays the chair of the audit committee an additional $20,000 per year and pays the other members of the audit committee an additional $10,000 per year for serving in such positions. The BPY General Partner also pays the lead independent director an additional $10,000 per year. Directors also receive an annual retainer of $15,000 paid by BPYU for serving as a director of BPYU.

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

Size, Independence and Composition of the Board of Directors

The BPY General Partner’s board of directors may consist of between three and eleven directors or such other number of directors as may be determined from time to time by a resolution of the BPY General Partner’s shareholders and subject to its bye-laws. The board is currently set at ten directors and a majority of the directors of the BPY General Partner’s board of directors are independent. In addition, the BPY General Partner’s bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

    These transactions include:

•acquisitions by us from, and dispositions by us to, Brookfield;

•the dissolution of our partnership or the Property Partnership;

•any material amendment to our Master Services Agreement, the Relationship Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement;

•any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;

•termination of, or any determinations regarding indemnification under, our Master Services Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; and

•any other material transaction involving us and Brookfield.

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

Director Unit Ownership Requirements

The BPY General Partner believes that directors can better represent our unitholders if they have economic exposure to our company themselves. Our company expects that non-Brookfield-employed directors, or outside directors, should hold sufficient LP Units of our company or BPYU Units such that the acquisition costs of such securities held by such directors are equal to at least two times their annual retainer, as determined by the board of directors from time to time.

Outside directors are required to purchase LP Units and/or BPYU Units on an annual basis in an amount not less than 20% of the minimum economic ownership requirement until the requirement is met. Outside directors are required to achieve this minimum economic ownership within five years of joining the board. In the event of an increase in the annual retainer fee, the outside directors will have two years from the date of the change to comply with the ownership requirement. In the case of outside directors who have served on the board less than five years at the date of the change, such directors will be required to comply with the ownership requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board, and (ii) two years following the date of the change in retainer fee. All of our outside directors have met their minimum economic ownership requirements.

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

Transactions Requiring Unitholder Approval
Limited partners have consent rights with respect to certain fundamental matters and related party transactions (in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators (“MI 61-101”), and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. See “Description of the Property Partnership Limited Partnership Agreement - Amendment of the Property Partnership Limited Partnership Agreement”, “Description of the Property Partnership Limited Partnership Agreement - Opinion of Counsel and Limited Partner Approval”, and “Description of the Property Partnership Limited Partnership Agreement - Withdrawal of the Managing General Partner”.

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

The audit committee is responsible for assisting and advising the BPY General Partner’s board of directors with respect to:

•our accounting and financial reporting processes;

•the integrity and audits of our financial statements;

•our compliance with legal and regulatory requirements; and

•the qualifications, performance and independence of our independent accountants.

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

 6.E.    SHARE OWNERSHIP

Each of the directors and officers of the BPY General Partner own less than 1% of our units. Units of our partnership may be issued to such directors and officers through our distribution reinvestment plan described in Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement - Distribution Reinvestment Plan” and through our Unit-based compensation plans described in Item 18 “Financial Statements - Note 29 - Unit-Based Compensation”.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.    MAJOR SHAREHOLDERS

As of February 17, 2021, there are 436,011,802 LP Units of our company outstanding. To our knowledge, as of February 17, 2021, no person or company, other than Brookfield Asset Management, Partners Limited and the Class A Preferred Unitholder, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP Units. See also the information contained in this Form 20-F under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”.

As of February 17, 2021, 244,909 of our outstanding LP Units were held by 2,635 holders of record in the United States, not including LP Units of our company held of record by the Depository Trust Company (“DTC”). As of February 17, 2021, DTC was the holder of record of 122,679,312 LP Units.

The following table presents information regarding the beneficial ownership of our company, as of February 17, 2021, by each person or entity that we know beneficially owns 5% or more of our company.

	Units Outstanding
Name and Address	Units Owned	Percentage
Brookfield Asset Management Inc.(1) Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	600,997,978	65%
Partners Limited(2) Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, M5J 2T3	604,647,876	65%
Qatar Investment Authority(3) Q-Tel Tower Diplomatic Area Street, West Bay Doha, Qatar	70,051,024	7%
(1)Brookfield beneficially owns 146,596,646 of our LP Units, 451,365,017 Redemption-Exchange Units and 3,036,315 BPYU Units. Brookfield has a 57 % interest in our company on a fully-exchanged basis.
(2)Partners Limited is a corporation whose principal business mandate is to hold shares of Brookfield Asset Management, directly or indirectly, for the long-term. Partners Limited’s holdings of our company include its direct holding of 36,452 LP Units, the Brookfield Asset Management holdings noted in footnote (1) plus 3,613,446 of our LP Units beneficially owned by its subsidiary, Partners Value Investments L.P.

(3)Represents ownership on a fully-exchanged basis.

Our major unitholders have the same voting rights as all other holders of our LP Units.

 7.B.    RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH BROOKFIELD

Brookfield Asset Management

Brookfield Asset Management is a leading global alternative asset manager with $600 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the NYSE and TSX under the symbols BAM and BAM.A, respectively.

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

Preferred Shares of Certain Holding Entities

Brookfield holds $1 million of Class B junior preferred shares of CanHoldco, one of our Holding Entities. The Class B preferred shares are entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes, which equals to 7.64%. CanHoldco may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield has a right of retraction for the Class B preferred shares. The Class B preferred shares are entitled to vote with the common shares of CanHoldco.

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

Conflicts of Interest and Fiduciary Duties

Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. As noted throughout this Form 20-F, a key element of our partnership’s strategy, and the strategy of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our partnership and those of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between our partnership, our unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be resolved in the most favorable manner to the interests of our partnership and/or of Brookfield Accounts in which we invest.

Brookfield’s activities include, among others: investment and asset management; managing and investing reinsurance capital; sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private and other markets; developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our partnership and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our partnership and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in our partnership, our partnership’s investments and Brookfield Accounts in which we invest.

Investors should note that our limited partnership agreement contains provisions that, subject to applicable law, (i) reduce or modify the duties (including fiduciary or other duties owed to our partnership and unitholders) to which Brookfield would otherwise be subject, (ii) waive duties or consent to conduct of Brookfield that might not otherwise be permitted pursuant to such duties and (iii) limit the remedies of unitholders with respect to breaches of such duties. Additionally, our limited partnership agreement contains exculpation and indemnification provisions that, subject to the specific exceptions therein, provide that Brookfield and its affiliates and our directors will be held harmless and indemnified for matters relating to the operation of our partnership, including matters that may involve one or more potential or actual conflicts of interest. The governing documents of Brookfield Accounts in which we invest contain similar provisions.

The discussion below describes certain of the actual and potential conflicts of interest that are expected to arise between Brookfield Activities, on the one hand, and Brookfield’s management of our partnership and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to resolve potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein, Brookfield’s policies for adequately addressing potential conflicts considerations that arise in managing its business activities, the governing documents of Brookfield Accounts in which we invest, and a conflicts policy that has been approved by the BPY General Partner’s independent directors.

Our conflicts policy was put in place in recognition of the benefit to our partnership of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The conflicts policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the conflicts policy focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our conflicts policy, certain conflicts of interest do not require the approval of the BPY General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of the BPY General Partner’s independent directors. By acquiring our units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts related to the units and the operation of our partnership.

As described elsewhere herein, we pursue investment opportunities and investments in various ways, including indirectly through Brookfield Accounts in which we invest. Any references in this Item 7.B “Related Party Transactions-Conflicts of Interest and Fiduciary Duties” to our investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.

•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts, which are similar to the advice provided and services performed by Brookfield for our partnership and Brookfield Accounts in which we invest. Brookfield and Brookfield Accounts have (and future Brookfield Accounts will have) investment mandates that overlap with those of our partnership and Brookfield Accounts in which we invest, and will compete with and/or or have priority over our partnership (and Brookfield

Accounts in which we invest) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for our partnership (and/or the Brookfield Accounts in which we invest) are not expected to be available to us, we will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to our partnership (and Brookfield Accounts in which we invest) than otherwise would have been the case.

Among others, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that invest (via debt, equity and other investments) in real estate, infrastructure, renewable power, private equity and other companies and assets, similar to our partnership, and that follow investment mandates that overlap with, compete with, complement and/or relate to the investment mandates of our partnership and of Brookfield Accounts in which we invest. In addition, certain Brookfield Accounts pursue (and future Brookfield Accounts will pursue) investment mandates that are different than those of our partnership (and of Brookfield Accounts in which we invest).

As a general matter, other Brookfield Accounts will have priority over our partnership in respect of investment opportunities that are suitable and appropriate for their investment mandates. It is expected that our partnership will participate in these opportunities by investing in Brookfield Accounts to the extent suitable and appropriate for our investment mandate, as determined by Brookfield from time to time in its sole discretion and as approved by the BPY General Partner’s independent directors.

Where the investment mandates of our partnership (or of Brookfield Accounts in which we invest) overlap with the investment mandates of one or more other Brookfield Accounts and investment opportunities are to be allocated among two or more such accounts (e.g., because one account does not have priority rights with respect to such opportunities), Brookfield will allocate investment opportunities on a basis that it believes is fair and equitable taking into account all of the facts and circumstances. These will include one or more of the following factors, among others: (i) the size, nature and type of the opportunity (including the risk and return profiles of the investment, expected holding period and other attributes), (ii) the nature of the investment mandates (including investment focus, objectives, strategies, guidelines, limitations, and target rates of return) of the Brookfield Accounts, (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets, (v) expected future capacity of the accounts, (vi) cash and liquidity needs (including for pipeline, follow-on and other opportunities), (vii) the availability of other appropriate or similar investment opportunities and (viii) other portfolio management considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations).

As a result of the foregoing considerations, our partnership and Brookfield Accounts in which we invest generally will receive a smaller allocation of investment opportunities than would otherwise have been the case and may not, in certain circumstances, participate in opportunities that it (or Brookfield Accounts in which we invest) otherwise would have participated in, in each case for example if it (or Brookfield Accounts in which we invest) had pursued their investment activities differently and/or outside of Brookfield’s broader investment platform. However, as noted throughout this Form 20-F, it is a key element of our partnership’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which we believe is in the best interests of our partnership and Brookfield Accounts in which we invest.

•Incentive to Allocate Investment Opportunities to Certain Brookfield Accounts Over Other Brookfield Accounts. In certain circumstances, Brookfield will have an aggregate economic interest in one Brookfield Account, including a co-investment account or other Brookfield Account, that is greater than (or that is expected to be greater than) its aggregate economic interest in another Brookfield Account, which would result in higher economic benefit to Brookfield from allocating investment opportunities to such Brookfield Account relative to other Brookfield Accounts (including the partnership and Brookfield Accounts in which we invest). Brookfield’s economic interest in a Brookfield Account will depend on, among others, its right to receive incentive-based compensation, management fees and/or other fees or compensation from the Brookfield Account, as well as its economic investment in such Brookfield Account (if any). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other compensation that it is entitled to from an investment against management fees owed by certain co-investment accounts. In addition, Brookfield expects to enter into formal and/or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield will benefit economically, directly or indirectly, from offering investment opportunities to those investors, including by increasing the attractiveness of investing in Brookfield Accounts more broadly. As a result, Brookfield generally is incentivized to allocate a greater number (or portions) of investment opportunities to certain investors and/or Brookfield Accounts over others than would otherwise be the case in the absence of differing economic interests in Brookfield Accounts.

•Allocation of Co-Investments. From time to time, to the extent Brookfield determines, in its discretion, that an investment opportunity that is to be allocated to our partnership or a Brookfield Account in which we are invested exceeds the amount that is advisable or appropriate for the partnership or such Brookfield Account (which will, in some cases, as determined by Brookfield in its sole discretion, be less than the maximum investment amount permitted by the partnership’s or the relevant Brookfield Account’s mandates), Brookfield may, in its sole discretion, offer to one or more other investors the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. Potential co-investors could include among others, unitholders of our partnership, investors in other Brookfield Accounts, Brookfield Accounts, Brookfield employees, Brookfield, the Investing Affiliate (as defined below) and/or one or more third parties. The partnership, as an investor in Brookfield Accounts, is expected to receive (and accept) opportunities to co-invest alongside Brookfield Accounts in which it is invested.

Where Brookfield determines to offer a co-investment opportunity to one or more potential co-investors, Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity.

The allocation of co-investment opportunities raises certain potential conflicts of interest, including that Brookfield is incentivized to allocate such opportunities in a manner that benefits Brookfield economically by virtue of fees and other compensation that will be payable to Brookfield by the co-investors and/or by encouraging co-investors to enter into a relationship, or expand their relationship, with Brookfield. Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to the partnership (in connection with its investments in Brookfield Accounts) may be significantly higher or lower than those made available to other co-investors (including other Brookfield Accounts, Brookfield employees, and Brookfield). Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.

Where the partnership agrees to participate in a co-investment opportunity, it generally will be liable for costs related to the opportunity to the extent it is not consummated. See “Co-Investment Expenses” and “Facilitation of Co-Investments” below. Co-investors’ returns with respect to co-investments made alongside the partnership or a Brookfield Account in which the partnership invests may exceed the returns of the partnership and/or the relevant Brookfield Account, particularly co-investors that are subject to reduced management fees, carry distributions and/or similar compensation payable to Brookfield with respect to such co-investments.
Certain investors in Brookfield Account are expected to have contractual or other rights to participate in co-investments. As a general matter, investing in our partnership does not entitle any unitholder to allocations of co-investment opportunities (either alongside the partnership or any other Brookfield Account) and unitholders generally will not have any right to receive co-investment opportunities.

•Co-Investment Expenses. Co-investors (including our partnership to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of co-investments and generally will be required to pay their pro rata share of fees, costs and expenses related to potential co-investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees).

In managing a Brookfield Account (including our partnership or a Brookfield Account in which we invest), Brookfield endeavors to allocate such fees, costs and expenses on a fair and equitable basis. Notwithstanding the foregoing, certain co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors will not bear such fees, costs and expenses because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time the potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will be considered operating expenses and be borne by us (in connection with co-investment opportunities that we offered) or be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account); provided that, in all instances, our partnership and Brookfield, in their capacity as co-investors or prospective co-investors alongside a Brookfield Account, intend to bear their pro rata share of such fees, costs and expenses based on the amount they have committed to co-invest as of the time a binding offer is made by the Brookfield Account. In addition, our partnership will bear the costs and expenses of drafting form agreements used to facilitate investments by co-investors alongside our partnership (in connection with co-investment opportunities that we offer) and our pro-rata share of such costs and expenses incurred by other Brookfield Accounts in which we are invested.

•Facilitation of Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, another Brookfield Account, or our partnership will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by another Brookfield Account (including Brookfield Accounts in which we invest), our partnership, or by co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests. But for these forms of support, our partnership or Brookfield Accounts in which we invest could lose investment opportunities if, for example, a Brookfield Account has not yet closed its fundraising period of if co-investors have not yet been identified. Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield provides benefits overall to our partnership and improves the attractiveness of our units through its ability to rely on Brookfield’s expertise, financial resources, access to capital and deep relationships in the market. These arrangements, however, give rise to conflicts considerations.

Under these arrangements, the relevant investor (whether Brookfield, another Brookfield Account, our partnership or a co‑investor) will be expected to reimburse the relevant financing provider (whether Brookfield, another Brookfield Account or our partnership) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the relevant Brookfield Account’s governing documents. An investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts may be borne disproportionately by our partnership (or a Brookfield Account in which we are invested) if we (or the Brookfield Account) are the financing provider. In certain situations, such as short term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.

In addition, from time to time our partnership (or a Brookfield Account in which we invest) will provide interim debt or equity financing (including emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that our partnership (or the Brookfield Account) would have been permitted to make such investment. In connection with any such interim investment, our partnership (or the relevant Brookfield Account) may hedge its currency, interest rate or other exposure and, as a result, incur hedging or borrowing costs. There is no guarantee that any co-investor will ultimately bear the costs or expenses associated with any such hedging or borrowing, and our partnership (or Brookfield Account in which we invest) may be exposed to losses from currency exchange rate fluctuations, hedge gains or losses and/or additional expenses. Even where our partnership (or Brookfield Account in which we invest) hedges currency or other exposure attributable to co‑investors’ portion of an investment, such hedges are expected to be imperfect and our partnership (or Brookfield Account) may accordingly be exposed to losses. Fluctuations in exchange rates during the time an interim investment is held by our partnership (or Brookfield Account in which we invest) prior to acquisition by co-investors may affect the portion of the investment that is acquired by co-investors or the price paid for such co-investment. Our partnership (or Brookfield Account in which we invest) will bear risks associated with the investment, currency exchange rates, interest rates and other factors during the term it holds the investment.

Where our partnership (or Brookfield Account in which we invest) acquires an investment on behalf of co-investors (including a follow-on investment), the terms of the sale of such investment to co-investors may not be favorable to our partnership (or Brookfield Account) and may result in better terms for such co-investors than our partnership (or Brookfield Account). For example, co-investors may not agree to reimburse our partnership (or Brookfield Account in which we invest) for expenses incurred in connection with an investment. Similarly, if an investment depreciates during the period when our partnership (or Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or Brookfield Account) may take a loss on the portion of an investment we were holding on behalf of co-investors. In these types of situations, our partnership (or Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.

•Client and Other Relationships. Brookfield has long-term relationships with a significant number of institutions, corporations and other market participants (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships hold and pursue investments similar to the investments that are held and pursued by our partnership and Brookfield Accounts in which we invest, but are not required to consult with Brookfield regarding such activities and/or offer Brookfield opportunities to invest with them.

As a result, Brookfield Client Relationships compete with our partnership (and Brookfield Accounts in which we invest) for investment opportunities. In determining whether to pursue a particular opportunity on behalf of our partnership or a Brookfield Account in which we invest, Brookfield will consider (among other things) these relationships and their potential impact on the availability or pricing of opportunities, and there may be certain opportunities that are not be pursued on behalf of our partnership or a Brookfield Account in which we invest in view of such relationships and their impact on the availability and/or pricing of the opportunity.

In addition, our partnership (or Brookfield Accounts in which we invest) may invest with or alongside (via joint ventures or similar arrangements) or otherwise jointly pursue investment opportunities with Brookfield Client Relationships, which will influence decisions made by Brookfield with respect to such investments, including in connection with governance and control over, and major decisions regarding, the investments.

At all times, Brookfield will act and make decisions on behalf of Brookfield Accounts (including the partnership) that it believes are in the Brookfield Account’s (and the partnership’s) best interests, taking into account all facts and circumstances that it deems relevant, including potential participation by Brookfield Client Relationships in the pursuit or the consummation of certain investments.

As noted throughout this Form 20-F, our partnership is expected to benefit from its affiliation with Brookfield and Brookfield’s expertise and resources. Brookfield believes that operating within its integrated investment platform is in the best interests of all of its clients, including our partnership and Brookfield Accounts in which we invest. However, being part of the broader Brookfield platform gives rise to actual and potential conflicts.

•Advice to Other Brookfield Accounts May Conflict with our Partnership’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts, Brookfield and/or the Investing Affiliate that could compete or conflict with the advice Brookfield gives to our partnership and/or Brookfield Accounts in which we are invested, or that could involve a different timing or nature of action than that taken with respect to our partnership and/or Brookfield Accounts in which we are invested and (ii) investments by Brookfield Accounts, Brookfield and/or the Investing Affiliate could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of our partnership and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for our partnership and/or Brookfield Accounts in which our partnership is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.

In making certain decisions with regard to our investments or of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield and/or the Investing Affiliate, Brookfield could face certain conflicts of interest between the interests of our partnership (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts, Brookfield and/or the Investing Affiliate. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Investing Affiliate) has larger proprietary investments in other Brookfield Accounts than in our partnership and/or

Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts, Brookfield and/or the Investing Affiliate may be made without regard to the interests of our partnership and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).

Subject to applicable law and our conflicts policy, Brookfield from time to time will cause our partnership or a Brookfield Account in which we are invested to invest in securities, bank loans or other obligations of companies or assets affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or another Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time we make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstances, Brookfield or such Brookfield Account would benefit if our partnership invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from our partnership, which would present the opposite conflict. In situations where we (or a Brookfield Account in which we invest) pursue a take‑private, asset purchase or other material transaction with an issuer in which Brookfield, the Investing Affiliate or another Brookfield Account is invested, it could result in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities (or the activities of a Brookfield Account in which we are invested) enhance the profitability of Brookfield, the Investing Affiliate or a Brookfield Account with respect to their investments and related activities, Brookfield could take its, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on behalf of our partnership or the Brookfield Account in which we are invested.

Notwithstanding the foregoing, Brookfield will determine the appropriate investment decision for each Brookfield Account (including us and Brookfield Accounts in which we are invested) in a manner that it believes is in such account’s best interests, taking into account the Brookfield Account’s investment mandate, interests and governing documents, Brookfield’s investment guidelines, protocols and fiduciary duties, and applicable facts and circumstances.

Certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) could, in the normal course of managing their business activities, provide investment banking and other advisory services to (i) third parties with respect to assets that our partnership (or a Brookfield Account in which the partnership is invested) has an investment in or is pursuing an investment in and/or (ii) issuers in which our partnership (or a Brookfield Account in which we are invested) desires to invest in or transact with. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of our partnership (or a Brookfield Account in which the partnership is invested), and we (or a Brookfield Account in which the partnership is invested) could compete with such Brookfield Accounts (or their clients) in pursuing certain investments. Brookfield has implemented information barrier protocols designed to adequately address these conflicts considerations.

•Allocation of Personnel. Brookfield will devote such time as it deems necessary to conduct the business affairs of our partnership and each Brookfield Account in which we invest in an appropriate manner. However, the various teams and personnel working on one Brookfield Account will also work on matters related to other Brookfield Accounts. Accordingly, conflicts may arise in the allocation of personnel among our partnership and other Brookfield Accounts and such other strategies. For example, certain of the investment professionals who are expected to devote their business time to our partnership are also contractually required to, and will, devote substantial portions of their business time to the management and operation of other Brookfield Accounts, and such circumstances may result in conflicts of interest for such portfolio managers and/or other personnel who are in a similar position.

•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including our partnership and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers and/or users, assets, funding and other metrics that is used by Brookfield to identify and/or evaluate potential investments for our partnership and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Brookfield believes that managing its broader investment and asset management platform in an integrated fashion, which includes sharing of information and data obtained through the platform, provides Brookfield Accounts with greater transaction sourcing, investment and asset management capabilities, and related synergies, including the ability to better anticipate macroeconomic and other trends, and make more informed decisions for Brookfield Accounts (including our partnership and Brookfield Accounts in which we invest).

At the same time, this level of integration results in certain regulatory, legal, contractual and other considerations that, under certain circumstances, restrict certain activities that would not otherwise arise if Brookfield managed its platform in a different fashion (e.g., in a walled environment) and that Brookfield is required to manage in the ordinary course. For example, from time to time, our ability (and the ability of Brookfield Accounts in which we are invested) to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to Brookfield and Brookfield Accounts (including our partnership and Brookfield Accounts in which we invest), as well as Brookfield’s internal policies designed to comply with these and similar requirements. As a result, from time to time, Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, our partnership (and/or Brookfield Accounts in which we are invested) due to Brookfield’s activities outside our partnership (and/or Brookfield Accounts in which we are invested), regulatory requirements, policies, and reputational risk assessments.

Brookfield will possess material, non-public information about companies that will limit our (and Brookfield Accounts’) ability to buy and sell securities related to those companies (or, potentially, other companies) during certain times. For example, Brookfield makes control investments in various companies and assets across its platform and its personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on behalf of Brookfield Accounts in which we are invested). In addition, Brookfield often obtains confidential information relating to investment opportunities that it considers across its platform. As a result, Brookfield will be limited and/or restricted in its ability to trade in securities of companies about which it has material non-public information, even if the information was not obtained for the benefit of the Brookfield Account that is restricted from making the investment. This will adversely affect our ability to make and/or dispose of certain investments during certain times.

Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., Oaktree or Brookfield’s Public Securities Group (“PSG”)) and their accounts, and Brookfield Accounts (including our partnership) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by our partnership and/or Brookfield Accounts that we are invested in, restrictions on transactions by our partnership and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by our partnership and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our partnership and/or Brookfield Accounts that we are invested in.

As a result of the foregoing, Brookfield could restrict, limit or reduce the amount of our partnership’s investments (or investments of Brookfield Accounts that we are invested in) under certain circumstances. In addition, certain of the investments made by our partnership or Brookfield Accounts in which we invest could become subject to legal and/or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to efficiently conduct its business activities. Brookfield could also reduce our (and Brookfield Accounts’) interest in, or restrict our partnership (or Brookfield Accounts in which we are invested) from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to us (or Brookfield Accounts in which we are invested) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield or create the potential risk of trade or other errors.

In addition, certain potential conflicts considerations will arise for Brookfield in managing its investment and asset management platform in an integrated fashion. For example, in seeking to manage business activities efficiently across all Brookfield Accounts, Brookfield could determine, in its discretion, to apply certain restrictions during certain times to certain Brookfield Accounts, but not to others, taking into account the relevant facts and circumstances it deems appropriate. Moreover, while Brookfield will have or obtain information from across the platform (including all Brookfield Accounts and/or their portfolio companies, strategies, businesses and operations), Brookfield also will use such information for the benefit of its own business and investment activities as well as those of Brookfield Accounts.

Operating in an integrated environment is also expected to result in Brookfield, Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for our partnership, Brookfield Accounts in which we are invested or their portfolio companies, or result in Brookfield, Brookfield Account and/or portfolio companies benefiting from the business and investment activities of our partnership and/or Brookfield Accounts in which we invest (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account or itself in a particular company could be enhanced by information obtained from the investment activities of our partnership or Brookfield Accounts in which we invest. These integrated platform synergies are expected to provide material benefits to Brookfield, Brookfield Accounts and portfolio companies and Brookfield’s affiliates and related parties, including those that are managed independently and their accounts, without compensation to the Brookfield Accounts whose information is being used, because Brookfield shares information regarding Brookfield Accounts and/or portfolio companies with its affiliates and related parties. For example, Brookfield shares investment research prepared in connection with portfolio company investments by Brookfield Accounts with other members of Brookfield’s platform and their accounts at no cost (in accordance with information barriers and related protocols). See “Oaktree” and “Brookfield’s Public Securities Group” below. While Brookfield believes information sharing across its platform benefits Brookfield Accounts overall by leveraging Brookfield’s long operating history, broad reach and expertise across sectors and geographies, this practice gives rise to conflicts because Brookfield has an incentive to pursue and manage investments for our partnership (and Brookfield Accounts in which we invest) that have data and information that can be utilized in a manner that benefits Brookfield, Brookfield Accounts and/or their portfolio companies across the whole platform, including investments that Brookfield would not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course.

While Brookfield will manage its investment and asset management platform in an integrated basis, there is no assurance that the investment professionals managing the investment activities of our partnership and/or Brookfield Accounts in which we invest will have access to and/or knowledge of all information that Brookfield is privy to at any given point in time. Conversely, operating in an integrated environment may provide Brookfield with access to and knowledge of information that Brookfield may have obtained in connection with an investment for another Brookfield Account, which may provide benefits to such other Brookfield Accounts that would not exist but for its position within Brookfield’s platform. Brookfield will not be under any obligation or other duty to make all such information available for the benefit of our partnership, Brookfield Accounts in which we invest and/or any portfolio companies.

•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield expects to provide data management services to us and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with our partnership or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.

Brookfield’s compensation for any data management services could include a percentage of the revenues generated through any licensing and/or sale arrangements, fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)). This compensation will not offset management or other fees or otherwise be shared with the Data Holders, our partnership, other Brookfield Accounts, their portfolio companies or unitholders. Brookfield may share the products from its data management services within Brookfield (including other Brookfield Accounts and/or their portfolio companies) at no charge and, in such cases, the Data Holders are not expected to receive any financial or other benefit from having provided their data to Brookfield. The provision of data management services will create incentives for Brookfield to pursue and make investments that generate a significant amount of data, including on behalf of our partnership and Brookfield Accounts in which we are invested. While all investments will be within our (or the relevant Brookfield Account’s) investment mandate and consistent with our (or the relevant Brookfield Account’s) investment objectives, they could include investments that Brookfield might not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought to obtain had it not been providing data management services.

•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between our partnership, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and Brookfield, other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect) investments. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for our partnership, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of our partnership, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa).

•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield, the Investing Affiliate and/or other Brookfield Accounts hold an equity or debt position or in which Brookfield, the Investing Affiliate or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account will: (i) enter into a joint transaction with us; (ii) in their discretion, invest alongside us; (iii) be borrowers of certain investments or lenders in respect of our partnership; and/or (iv) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.

In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of our partnership, conflicts of interest, including among others those described below, will arise.

Brookfield, the Investing Affiliate and/or other Brookfield Accounts could dispose of their interests in applicable investments at different times and on different terms than us (or a Brookfield Account in which we are invested), including in situations where Brookfield and/or other Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third parties following the closing of the transaction (which could, in certain situations, result in Brookfield and/or the other Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield and/or the other Brookfield Account seek to reallocate capital to other opportunities, de-risk exposures, or otherwise manage their investments differently than our partnership (or a Brookfield Account in which we are invested), which could have an adverse effect on the value and/or liquidity of our investment. In any such circumstances, Brookfield and/or the other Brookfield Accounts will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we are invested) will be able to when disposing of the applicable investment. Where we invest alongside Brookfield or another Brookfield Account, we may desire to manage our investment differently than Brookfield and/or the other Brookfield Account, but may be restrained from doing so because of circumstances relating to Brookfield and/or the other Brookfield Account.

Brookfield, the Investing Affiliate and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our positions) and equity securities (either common or preferred). It is likely that we will, or one of our (direct or indirect) investments will, hold an interest in one part of a company’s capital structure while Brookfield, the Investing Affiliate and/or another Brookfield Account or its portfolio company holds an interest in another or has invested on different terms. This would result in Brookfield, the Investing Affiliate and/or other Brookfield Accounts holding interests that are more senior in priority to that of our partnership (or a Brookfield Account in which we are invested), which gives rise to conflicts. In situations where the company or asset experiences financial distress, bankruptcy or a similar situation, our interest (or the interest of a Brookfield account in which we are invested) could be subordinated to interests of Brookfield, the Investing Affiliate and/or other Brookfield Accounts with interests that are more senior in priority to ours (or a Brookfield Account in which we are invested). The conflicts between such parties and our partnership will be more pronounced where the asset is near default on existing loans and our partnership (or a Brookfield Account in which we are invested) does not have the ability or otherwise decides not to make additional investments in the asset in order to sustain its position in the asset. In this case, Brookfield, the Investing Affiliate and/or other Brookfield Accounts could, for a relatively small investment, obtain a stake in the asset or take over the management of (and risk relating to) such asset to the detriment of our partnership.

Moreover, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets in accordance with the relevant investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if we or the Brookfield Account in which we are invested had acquired only the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, our partnership (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. These types of transactions will not require the approval of the unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both our partnership (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in our partnership (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.

If Brookfield or another Brookfield Account participates as a lender in borrowings by our partnership, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of our partnership, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, our partnership’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, the relevant Brookfield Account or Oaktree Account may act in its own interest, without regard for the interests of our partnership, the investments or the unitholders, which may materially and adversely affect our partnership, any subsidiary or investment entity and, in certain circumstances such as an event of default, ultimately may result in realization of our partnership’s or an investment’s assets and a loss of the entire investment of the unitholders. In addition, if Brookfield is a party to a transaction or an agreement with our partnership or an investment to provide services or financing to us or such investment or is a lender to our partnership or any of its investments, Brookfield will have the sole right to, through or on behalf of our partnership, either (i) take any action to implement the agreement, enforce any provisions thereof or any rights of our partnership thereunder, terminate the agreement pursuant to any right of termination provided in such agreement, give required notices or give or make any approval, consent, decision or waiver under such agreement or (ii) nominate a third- party to approve any action or inaction to be taken with respect to any such related party transaction or agreement.

In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, the Investing Affiliate, our partnership and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, the Investing Affiliate, our partnership and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, the Investing Affiliate, our partnership, a Brookfield Account in which we are invested and/or other Brookfield Accounts, as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, the Investing Affiliate, our partnership, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of the independent directors of the BPY General Partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of our partnership (or a Brookfield Account in which we are invested), on the one hand, and Brookfield, the Investing Affiliate and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, the Investing Affiliate, our partnership, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, the Investing Affiliate, our partnership, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing our partnership (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).

At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including our partnership and any Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for our partnership (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. That outcome may include including realizing different returns (including, possibly lower returns) on our investments than Brookfield, the Investment Affiliate and/or other Brookfield Accounts do on theirs. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.

•Investment Platforms. A Brookfield Account, alone or co-investing alongside other Brookfield Accounts or third parties may create or acquire assets that will serve as a platform for investment in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”). In the case of such Investment Platforms, our partnership (or a Brookfield Account in which we are invested) may rely on the existing management, board of directors and other shareholders of such companies, which may include representation of other financial investors with whom our partnership or such Brookfield Account is not affiliated and whose interests may conflict with the interests of our partnership or such Brookfield Account. In other cases, our partnership (or a Brookfield Account in which we are invested) may recruit a management team to pursue a new Investment Platform expected to lead to the formation of a future Investment Platform. A Brookfield Account (including our partnership) may also form a new portfolio company and recruit a management team to build the Investment Platform through acquisitions and organic growth. Our partnership, a Brookfield Account in which we are invested or the Investment Platform, as applicable, will bear the expenses of such management team, including any overhead expenses, employee compensation, diligence expenses or other related expenses in connection with backing the management team or building out the Investment Platform. Such expenses may be borne directly by a Brookfield Account (as broken-deal expenses, if applicable) or indirectly as a Brookfield Account in which we bears the start-up and ongoing expenses of the newly formed Investment Platform. In certain cases, the services provided by such management team may overlap with the services provided by Brookfield to such Brookfield Account. The compensation of management of an Investment Platform may include interests in the profits of the Investment Platform, including profits realized in connection with the disposition of an asset, and co-investments alongside the relevant Brookfield Account. Although an Investment Platform may be controlled by a

Brookfield Account, members of the management team will not be treated as employees of Brookfield for purposes of the Governing Documents, and none of the expenses, profit interests or other arrangements described above will offset management fees.

•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (“Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities. For example, from time to time, Brookfield Insurance Accounts could invest in asset backed securities, commercial mortgage backed securities, and other debt securities and instruments issued (as part of a financing, refinancing or similar transaction) by our partnership, a Brookfield Account in which we are invested and/or portfolio companies.

Brookfield Insurance Accounts’ investments generally will be made on terms determined to be arm’s length market terms (based on terms negotiated with third-party investors or terms that Brookfield otherwise determines to be consistent with arm’s length market terms). However, Brookfield Insurance Accounts’ investments in debt securities and/or instruments will result in Brookfield Insurance Accounts and other Brookfield Accounts (such as our partnership or Brookfield Accounts in which we are invested) being invested in different levels of an issuer’s capital structure. These situations will give rise to conflicts of interest and potential adverse impacts on our partnership, which are described in more detail (including as to the manner in which Brookfield will manage these situations) in “Investments with Related Parties” above.

Because Brookfield manages Brookfield Insurance Accounts, certain transactions (such as, for example, cross trades or other transactions involving our partnership (or a Brookfield Account in which we are invested), on the one hand, and a Brookfield Insurance Account, on the other hand) present conflicts of interest. No transaction involving our partnership (or a Brookfield Account in which we are invested or a portfolio company), on the one hand, and a Brookfield Insurance Account, on the other hand, will require approval of the BPY General Partner’s independent directors, unless otherwise determined by Brookfield in its sole discretion, or the unitholders.

•Pricing. Our partnership’s investments in securities of issuers affiliated with Brookfield Accounts, including debt securities issued by portfolio companies, generally will be made on terms Brookfield determines to be arm’s length market terms in its sole discretion. Our partnership will have an interest in obtaining the lowest possible price for these securities, while the other Brookfield Account will have an interest in obtaining the highest. This situation gives rise to conflicts of interest. Brookfield expects that our partnership will rely on opinions and guidance provided by underwriters, distributors and/or third-party advisors regarding whether the overall terms of the offering (including price) are consistent with arm’s length market terms as well as natural market dynamics involved in pricing the offerings.

•Financing to Counterparties of Brookfield Accounts. There may be situations in which Brookfield or a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by Brookfield or a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, Brookfield or a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.

This type of arrangement will only be offered in situations in which Brookfield believes it provides benefits to the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield and/or Brookfield Accounts also creates potential conflicts of interest. In particular, Brookfield’s or the Brookfield Account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by Brookfield or a Brookfield Account to our potential detriment.

In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions, among others, as it determines in its sole discretion in satisfaction of its duties to the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the investors in the Brookfield Account in which we are invested (or their advisory committee) with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of Brookfield and/or the Brookfield Account arranging and offering the acquisition financing, on the other hand and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.

In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from Brookfield or a Brookfield Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from Brookfield or another Brookfield Account, even when such third party has not offered the most attractive price.

In exercising its discretion hereunder, Brookfield will seek to ensure that the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by Brookfield or a Brookfield Account will require approval by our partnership or the unitholders.

•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions are likely to be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us and Brookfield Accounts in which we are invested. To reduce the possibility of (i) potential conflicts between our investment activities and those of Brookfield Personnel, and (ii) our activities being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a blackout period and other restrictions.

•Investments by the Investing Affiliate. Certain Brookfield executives own a substantial majority of an entity that makes investments for its own account (the “Investing Affiliate”). The Investing Affiliate’s activities are managed separately from our (or any Brookfield Account’s) activities. There is no information barrier between the personnel managing the Investing Affiliate’s activities and the rest of Brookfield. Brookfield has adopted protocols designed to ensure that the Investing Affiliate’s activities do not materially conflict with or adversely affect our (or Brookfield Accounts’) activities and to ensure that our (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Investing Affiliate’s.

•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of our partnership and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain companies without regard to the impact of such activities on us, other Brookfield Accounts and their portfolio companies. In particular, PSG manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of each other and do not generally share information relating to investment activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with Brookfield investment opportunities that could be suitable for our partnership or any other Brookfield Account, and our partnership (or Brookfield Accounts in which we invest) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts’) investments (or potential investments). In such situations, PSG funds and/or accounts could benefit from our activities (and the activities of Brookfield Accounts in which we invest). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from our partnership and Brookfield Accounts in which we invest (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us or Brookfield Accounts in which we invest).
The potential conflicts of interest described herein are magnified as a result of the information sharing barrier because Brookfield’s investment teams will not be aware of, and will not have the ability to mitigate, ameliorate or avoid, such conflicts. Brookfield has discretion at any time, and without notice to our unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our partnership and other Brookfield Accounts, including, for example, conflicts-management protocols and certain potential investment-related limits and restrictions.

Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or PSG could result in significant consequences to Brookfield (and PSG) as well as have a significant adverse impact on our partnership and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of our partnership and/or Brookfield Accounts that we are invested in.

•Oaktree. Brookfield holds a significant interest in Oaktree. Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by separate management and investment teams.

We expect that Brookfield, Brookfield Accounts (including our partnership and Brookfield Accounts that we are invested in) and their portfolio companies will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of our partnership, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.

There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our partnership, Brookfield Accounts in which we invest and Oaktree Accounts. Nevertheless, Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects serve to mitigate conflicts of interests between our partnership and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for our partnership and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Our partnership and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for our partnership and Brookfield Accounts that we invest in with Brookfield, and our partnership and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.

Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard to whether or not they adversely impact our partnership and/or Brookfield Accounts that we invest in. Oaktree could provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.

As noted, Oaktree Accounts will be permitted to make investments of the type that are suitable for our partnership and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, our partnership and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) our partnership and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) our partnership and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold an equity position in a company while an Oaktree Account holds a debt position in the company. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, our partnership and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of our partnership and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than our partnership and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, our partnership and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by our partnership (directly or indirectly). Our partnership and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of our partnership and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of our partnership and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.

The potential conflicts of interest described herein are expected to be magnified as a result of the lack of investment information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of our partnership and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, mitigate, ameliorate or avoid, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.

Brookfield and Oaktree may decide, at any time and without notice to our partnership or our unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.

Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on our partnership and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of our partnership and/or Brookfield Accounts that we are invested in.

To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for our partnership and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so.

As noted in “Transactions with Portfolio Companies and Investments” below, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out in “Transactions with Portfolio Companies and Investments.”

This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of Brookfield’s investment in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree could arise in the future and those conflicts will not necessarily be resolved in favor of our partnership’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of Brookfield’s and Oaktree’s activities and the complexities involved in managing certain aspects of their existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.

•Cross Trades and Principal Trades. From time to time, subject to and in accordance with applicable law and the terms of our conflicts policy, Brookfield expects (but is under no obligation) to effect cross trades and/or principal transactions pursuant to which we (or Brookfield Accounts in which we are invested) purchase investments from or sell investments to Brookfield and/or other Brookfield Accounts. Pursuant to applicable law and our conflicts policy, certain of these transactions will require approval of the BPY General Partner’s independent directors, which approval will be deemed to constitute the approval of, and be binding upon, our partnership and all unitholders.

In light of the potential conflicts of interest and regulatory considerations relating to cross trades and/or principal transactions, including among others Brookfield’s conflicting division of loyalties and responsibilities to the parties in these transactions, Brookfield has developed policies and procedures in order to guide the effecting of such transactions. However, there can be no assurance that such transactions will be effected, or that such transactions will be affected in the manner that is most favorable to our partnership (or a Brookfield Account in which we are invested) as a party to any such transaction. For the avoidance of doubt, transactions among portfolio companies of Brookfield Accounts in which we are invested and portfolio companies of other Brookfield Accounts and/or Oaktree Accounts that get effected in the ordinary course will not be treated as cross trades or principal transactions and will not require approval of the BPY General Partner’s independent directors or any other consent. See “Transactions with Portfolio Companies and Investments” below.

•Warehousing Investments. From time to time, Brookfield, a Brookfield Account or our partnership will “warehouse” certain investments on behalf of other Brookfield Accounts in which we expect to invest, i.e., Brookfield, a Brookfield Account or our partnership will make an investment on behalf of another Brookfield Account in which we expect to invest and transfer it to the Brookfield Account at a later date at cost plus a pre-agreed interest rate after the Brookfield Account has raised sufficient capital, including financing to support the acquisition. In the event that the applicable Brookfield Account does not raise sufficient capital and/or obtain sufficient financing to purchase the warehoused investment and we cannot find another buyer for the investment (in connection with warehoused arrangements that we provide), we or a Brookfield Account in which we are invested would be forced to retain the investment, the value of which may have increased or declined.

•Excess Funds Liquidity Arrangement with Related Parties. We have an arrangement in place with Brookfield pursuant to which we lend Brookfield excess funds from time to time and it lends us excess funds from time to time. This arrangement is intended to enhance the use of excess funds between us and Brookfield when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating and/or investment activities and/or to pay down higher cost capital), and provides: (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.

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

Amounts we lend to or borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/ loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties.

Conflicts of interest arising for Brookfield under this arrangement have been approved by the BPY General Partner’s independent directors in accordance with our policy for resolving potential conflicts of interest.

•Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services to our partnership, including access to financing arrangements and investment opportunities, and our partnership supports Brookfield Accounts and their portfolio companies in various ways. Certain of these arrangements were effectively determined by Brookfield in the context of the Spin-off, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. However, Brookfield believes that these arrangements are in the best interests of our partnership and Brookfield Accounts in which we invest.

Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our partnership and Brookfield will arise in negotiating such new or amended arrangements. Any such negotiations will be subject to review and approval by the BPY General Partner’s independent directors.

Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions for our partnership than it otherwise would in the absence of such arrangements. In addition, our investment in and support of Brookfield Accounts and their portfolio companies provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources), assisting Brookfield in marketing Brookfield Accounts and facilitating more efficient management of their portfolio companies’ operations.

•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our unitholders and preferred unitholders.

Due to the broad scope of Brookfield’s activities and the scale of its advisory, asset management and related business, Brookfield is required to make decisions and take actions on behalf of a wide variety of private funds, clients (including our partnership) and affiliates. As discussed below, the diversity of Brookfield’s platform is expected to provide benefits overall to each entity that is a part of it. However, from time to time, Brookfield’s decisions and actions will necessarily favor one client over another, including in a manner disadvantageous to our partnership and Brookfield Accounts we invest in.
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of our partnership (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of our partnership (or a Brookfield Account in which we are invested) for reputational reasons that it would not otherwise make absent such considerations. For example, Brookfield may limit transactions and activities on behalf of our partnership (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield provides (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of our partnership (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of our partnership (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities.

•Allocation of Expenses. In the normal course of managing its business activities, Brookfield allocates costs and expenses among itself, Brookfield Accounts (including our partnership) and portfolio companies of Brookfield Accounts as appropriate and in accordance with internal policies. Examples of expenses allocated across Brookfield Accounts (and expected to be allocated in part to our partnership) include investor reporting systems and software, technology services, accounting, group insurance policies, portfolio and investment tracking and monitoring systems, trade order management system and legal, tax, compliance and other similar expenses that relate to Brookfield Accounts. Expenses are allocated by Brookfield in its good faith judgment, which is inherently subjective, among Brookfield Accounts that benefit from such expenses. Certain expenses are suitable for only our partnership or another Brookfield Account and, in such case, are allocated to such vehicle. In other situations, expenses are allocated to our partnership and other Brookfield Accounts despite the fact that such expenses may not directly relate to our partnership and such Brookfield Accounts, may also benefit other Brookfield Accounts in the future and/or ultimately not benefit our partnership (and Brookfield Accounts that we invest in) at all, including for example expenses relating to a specific legal, regulatory, tax, commercial or other issue, structure and/or negotiation. Brookfield will allocate such expenses among Brookfield Accounts (including our partnership) based on factors it deems reasonable in its discretion, regardless of the extent to which other Brookfield Accounts ultimately benefit from such issue, structure and/or negotiation. Expenses incurred in connection with an issue, structure or negotiation not directly related to a Brookfield Account may nonetheless be allocated to the Brookfield Account, even if incurred prior to the existence of the Brookfield Account.

In addition, where a potential investment is pursued on behalf of one or more Brookfield Accounts, including our partnership, the Brookfield Accounts that ultimately make the investment (or, in the case of a potential investment that is not consummated, the Brookfield Accounts that Brookfield determines, in its discretion, ultimately would have made the investment) will generally bear the expenses related to such investment (including broken deal costs, in the case of an investment that is not consummated). Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisers (including the Service Providers or their affiliates) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction.

Brookfield will make expense allocation decisions in its discretion and may modify or change its allocation methodologies and policies from time to time to the extent it determines such modifications or changes are necessary or advisable, which could result in our partnership and/or Brookfield Accounts in which we invest bearing less (or more) expenses than otherwise would have been the case without such modifications.

New types of operating expenses could arise in the ordinary course and Brookfield will allocate such expenses to us and Brookfield Accounts in which we invest as appropriate. In addition, although organizational expenses of Brookfield Accounts in which we invest are generally subject to a cap, certain operating expenses, which are not subject to a cap, include costs related to organizational matters, such as costs and expenses relating to distributing and implementing elections pursuant to any “most favored nations” clauses in investor side letters, and fees, costs and expenses of anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures.

Brookfield has engaged a compliance consulting firm and may engage similar firms to provide services in connection with investor relations operations, including the review of diligence and marketing materials. The expenses relating to these services are allocated to Brookfield Accounts.

•Affiliated and Related-Party Services and Transactions. Where it deems appropriate and relevant, Brookfield intends to perform or provide (or cause a Brookfield Account to perform or provide) a variety of different services or products to our partnership, Brookfield Accounts in which we invest and their portfolio companies that would otherwise be provided by independent third parties, including among others lending, loan special servicing, investment banking, advisory, consulting, entitlement, acting as alternative investment fund manager or other similar type of manager in jurisdictions where such services are beneficial, the placement and provision of insurance policies and coverage, development, construction and design (including oversight thereof), real estate and property management (and oversight thereof), leasing, power marketing, operational, legal, financial, back office, brokerage, corporate secretarial, accounting, human resources, bank account management, supply or procurement of power and energy, fund administration (including coordinating onboarding, due diligence, reporting and other administrative services with third-party administrators and placement agents) and other financial operations services, hedging and other treasury services and capital markets services, services relating to the use of entities that maintain a permanent residence in certain jurisdictions, data management services and other services or products (such services, collectively, “Affiliate Services”).

To the extent that Brookfield or a Brookfield Account provides Affiliate Services to us, a Brookfield Account and/or any portfolio company, Brookfield or the Brookfield Account (as applicable) will receive fees (which could include incentive compensation): (i) at rates for the relevant services that Brookfield reasonably believes to be consistent with arm’s length market rates at the time of entering into the Affiliate Services engagement (the “Affiliate Service Rate”); provided that, if the Affiliate Service Rate for an Affiliate Service is not able to be determined, the Affiliate Service will be provided at cost (including an allocable share of internal costs) plus an administrative fee of 15%; or (ii) at any other rates with the approval of the BPY General Partner’s independent directors (for services provided to the partnership) and with the approval of the relevant Brookfield Account’s investors or their advisory committee (for services provided to a Brookfield Account in which we are invested).

For the avoidance of doubt: (i) where Brookfield (or a Brookfield Account, as applicable) is engaged to provide Affiliate Services in connection with a portfolio company of another Brookfield Account, the Affiliate Service Rate could include performance-based compensation for certain employees and the cost of such performance-based compensation will be paid by the applicable portfolio company and (ii) for certain Affiliate Services, the Affiliate Service Rate will include a pass-through of costs (including information technology hardware, computing power or storage, software licenses and related ancillary and information technology personnel costs) incurred in providing the service, in addition to any fees charged for the service (and the passed-through costs may be substantial relative to the fees charged for the service). In certain situations, personnel will provide an Affiliate Service to multiple assets (including assets not owned by our partnership or Brookfield Accounts in which we invest) or multiple Brookfield Accounts, in which case only a portion of the applicable costs would be passed through to our partnership and Brookfield Accounts in which we are invested. Where Affiliate Services are in place prior to our partnership’s (or a Brookfield Account’s) ownership of an investment and cannot be amended without the consent of an unaffiliated third party, we (or the Brookfield Account, as applicable) will inherit the pre-existing fee rates for such Affiliate Services until (i) such time at which third-party consent is no longer required or (ii) a Brookfield Account seeks consent to amend such rates. Accordingly, while a Brookfield Account may seek consent of the unaffiliated third party to amend any pre-existing fee rates, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example, Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than the pre-existing rate, and conversely may choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.

Compensation for Affiliate Services payable to Brookfield will not be shared with us or unitholders (or offset against management fees) and may be substantial. The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to us or Brookfield Accounts in which we are invested. Furthermore, providing services or products to our partnership, a Brookfield Account in which we are invested and/or portfolio companies will enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.

The foregoing requirements and limitations will not apply to transactions for services or products between investments of Brookfield Accounts in which we are invested and portfolio companies of other Brookfield Accounts, Oaktree and Oaktree Accounts, which are described in further detail below (though Brookfield may nonetheless determine, in its sole discretion, to use Affiliate Service Rates in these situations).

Brookfield will determine the Affiliate Service Rate for each Affiliate Service in good faith at the time of engagement. The determination of the Affiliate Service Rate will be based on one or more factors, including, among other things: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield or a Brookfield Account) charge third-parties for the similar services (at the time of determination), (ii) market knowledge (which may be based on inquiries with one or more market participants), (iii) the rate charged by Brookfield (or a Brookfield Account) to a third-party for similar services (or the methodology used to set such rates), (iv) advice of one or more third-party agents or consultants, (v) commodity or other rate forecasting, (vi) rates required to meet certain regulatory requirements or qualify for particular governmental programs or (vii) other subjective and/or objective metrics deemed relevant by Brookfield in its sole discretion. To the extent Brookfield retains the services of a third-party consultant or agent to assist in determining an Affiliate Service Rate, the fees and cost of such third-party consultant/agent will be an expense borne by our partnership and other Brookfield Accounts (as applicable).

While Brookfield will determine in good faith each Affiliate Service Rate at the time of the relevant engagement as set out above, there will likely be variances in the marketplace for similar services based on an array of factors that affect providers and rates for services, including, but not limited to, loss leader pricing strategies or other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. There can be no assurances that the Affiliate Service Rate charged by Brookfield for any Affiliate Service will not be greater than the rate charged by certain similarly situated service providers for similar services in any given circumstance. In addition, the Affiliate Service Rate charged for any Affiliate Service at any given time following the relevant engagement may not match a then-current market rate because the market rate for the service may have increased or decreased over time. For the avoidance of doubt, fees may be charged for Affiliate Services in advance based on estimated budgets and/or time periods, and subject to true-up once the relevant Affiliate Services are complete.

In addition, Brookfield and its personnel from time to time receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of the partnership and Brookfield Accounts in which we are invested which do not reduce management fees and are not otherwise shared with our partnership, unitholders and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne as an expense by our partnership, Brookfield Accounts and/or portfolio companies. For example, expenses incurred in connection with airline travel or hotel stays typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not our partnership, unitholders, Brookfield Accounts and/or portfolio companies) even though the cost of the underlying service is borne by our partnership, Brookfield Accounts and/or portfolio companies. Similarly, the volume of work that service providers receive from Brookfield, which include those from our partnership, Brookfield Accounts in which we are invested and portfolio companies, results in discounts for such services that Brookfield will benefit from, while our partnership, Brookfield Accounts and/or portfolio companies will not be able to benefit from certain discounts that apply to Brookfield. Brookfield also makes available certain discount programs to its employees as a result of Brookfield’s relationship with portfolio companies and their relationships (e.g., “friends and family” discounts that are not available to unitholders). The size of these discounts on products and services provided by portfolio companies (and, potentially, customers or suppliers of such portfolio companies) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause our partnership, a Brookfield Account in which we are invested and/or a portfolio company to enter into transactions that would or would not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with our partnership, unitholders and/or portfolio companies. Brookfield may also offer referral bonuses to its employees who refer customers to assets owned by our partnership and other Brookfield Accounts.

•Transactions among Portfolio Companies. In addition to any Affiliate Services provided by Brookfield or the partnership (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts and/or Oaktree Accounts. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts and/or Oaktree Accounts (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts and/or Oaktree Accounts. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield (and/or Oaktree) or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations.

Portfolio companies of Brookfield Accounts and Oaktree Accounts generally are not Brookfield’s and our partnership’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Oaktree Accounts, even if we (or a Brookfield Account) have a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or an Oaktree Account), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.

In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.

All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of the BPY General Partner’s independent directors or unitholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliate Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant services or products).

Furthermore, Brookfield, PSG, Oaktree, Brookfield Accounts, Oaktree Accounts and/or their portfolio companies will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with our partnership, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with our partnership, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield and Brookfield Accounts invest in companies that develop and offer products that are expected to be of relevance to our partnership, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and our partnership, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield or Brookfield Accounts, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield or a Brookfield Account (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause our partnership, Brookfield Accounts in which we are invested and/or portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with our partnership or unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies) and not to our partnership or the unitholders.

Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that our partnership, Brookfield Accounts in which we are invested and/or portfolio companies enter into with these companies satisfies a legitimate business need and is in the best interests of our partnership, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on our partnership’s, the applicable Brookfield Account and/or the portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with our partnership or unitholders and will not be subject to the Affiliate Service Rates.

There can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to us, the relevant Brookfield Account and/or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or investments receive from the applicable counterparty. In some circumstances, our partnership, a Brookfield Account in which we are invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.

While these agreements, transactions and/or arrangements raise potential conflicts of interest, Brookfield believes that our access to Brookfield Accounts and their portfolio companies, as well as to Brookfield related parties and companies in which Brookfield has an interest enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.

•Insurance. Brookfield has caused our partnership and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses relating to insurance coverage (including, among others, with respect to Brookfield affiliates’ placement, administration, brokerage and/or provision of such insurance coverage) for the benefit of the partnership and the relevant Brookfield Accounts, which provides insurance coverage to, among others, Brookfield, the BPY General Partner, their officers and directors and other parties for their activities relating to the partnership and the Brookfield Accounts in which we invest, as well as to portfolio companies. Among other policies, this insurance coverage includes directors and officers liability insurance, errors and omissions insurance coverages, and terrorism, property, title, liability, fire and other insurance coverages for (or in respect of) the partnership, Brookfield Accounts in which we invest, and their portfolio companies.

Insurance policies purchased by or on behalf of our partnership and/or Brookfield Accounts in which we invest (and which cover Brookfield, the BPY General Partner, their officers and directors, and other parties) could provide coverage for situations where the partnership would not generally provide indemnification, including situations involving culpable conduct by Brookfield, the BPY General Partner and their personnel. Nonetheless, our partnership’s share of the fees and expenses (or the share of Brookfield Accounts in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations.

Brookfield, other Brookfield Accounts and their portfolio companies also obtain insurance coverage and utilize Brookfield affiliates for placement, administration, brokerage and/or provision of insurance coverage. Where possible, our partnership (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.

The total cost of any shared or umbrella insurance policy is allocated among all participants covered by the policy in a fair and equitable manner taking into consideration applicable facts and circumstances, including the value of each covered account’s asset value and/or the risk that the account poses to the insurance provider. While Brookfield takes into account certain objective criteria in determining how to allocate the cost of umbrella insurance coverage among covered accounts, the assessment of the risk that each account poses to the insurance provider is more subjective in nature. In addition, Brookfield’s participation in umbrella policies gives risk to conflicts in determining the proper allocation of the costs of such policies.

While shared insurance policies may be cost effective, claims made by any entity covered thereunder (including Brookfield) could result in increased costs to our partnership and Brookfield Accounts that we invest in. In addition, such policies may have an overall cap on coverage. To the extent an insurable event results in claims in excess of such cap, our partnership (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party. In addition, Brookfield may face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in our partnership (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. To the extent insurance proceeds for one such event are applied towards a cap and our partnership (or a Brookfield Account in which we invest) experiences an insurable loss after such event, our partnership’s (or Brookfield Account’s) receipts from such insurance policy may be diminished or our partnership (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy may also make it less likely that Brookfield will make a claim against such policy on behalf of our partnership (or a Brookfield Account in which we invest).

Our partnership (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of the insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims also creates a potential conflict of interest. Furthermore, in providing insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured.

Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and resolving such conflicts.

•Transfers and Secondment of Employees. From time to time, in order to create efficiencies and optimize performance, employees of Brookfield, Brookfield Accounts (including our partnership), and/or portfolio companies will be hired or retained by, or seconded to, other portfolio companies, other Brookfield Accounts (including our partnership) and/or Brookfield. In such situations, all or a portion of the compensation and overhead expenses relating to such employees (including salaries, benefits, and incentive compensation, among other things) will directly or indirectly be borne by the entities to which the employees are transferred or seconded. Any such arrangement may be on a permanent or temporary basis, or on a full-time or part-time basis, in order to fill positions or provide services that would otherwise be filled or provided by third parties hired or retained by the relevant entities. To the extent any Brookfield employees are hired or retained by, or seconded to, an investment, the investment may pay such persons directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation and incentives and may reimburse such persons for any travel costs or other out-of-pocket expenses incurred in connection with the provision of their services. Brookfield may also advance compensation to seconded Brookfield employees and be subsequently reimbursed by the applicable investment. Any compensation customarily paid directly by Brookfield to such persons will typically be reduced to reflect amounts paid directly or indirectly by the investment even though the management fee and carried interest borne by our partnership or Brookfield Accounts in which we are invested will not be reduced, and amounts paid to such persons by a portfolio company will not be offset against management fees or any carried interest distributions otherwise payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result the relevant entities (including, for example, our partnership, Brookfield Accounts in which we are invested and their portfolio companies) may bear higher costs than they would have had such expenses been valued, allocated or charged differently.

Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of such investment, for example, in the case where a portfolio company makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account could become an employee of a portfolio company of the partnership or a Brookfield Account in which we are invested (or vice versa) and, in connection therewith, be entitled to receive from the company it is transferring to unvested incentive compensation received from the company it is transferring from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by the BPY General Partner’s independent directors in the conflicts policy, but will not be subject to approval by the unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management or any other fee or compensation due to Brookfield.

Brookfield has adopted policies to facilitate the transfer and secondment of employees in order to ensure that such activities are carried out in accordance with applicable regulatory requirements and to address applicable conflicts considerations, including seeking to ensure that each transfer and/or secondment satisfies a legitimate business need and is in the best interests of the relevant Brookfield Account and/or portfolio company.

Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions among Portfolio Companies” and “Affiliated and Related-Party Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to our partnership rather than another Brookfield Account (or vice versa)). However, as noted elsewhere herein, Brookfield believes that our access to Brookfield’s broader asset management platform enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our (and their) operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.

•Shared Resources. In certain circumstances, in order to create efficiencies and optimize performance, Brookfield will cause one or more portfolio companies of Brookfield Accounts in which we are invested) to share operational, legal, financial, back-office or other resources with Brookfield and/or portfolio companies of other Brookfield Accounts. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable, but which will be inherently subjective, and there can be no assurance that we (or Brookfield Accounts in which we are invested) will not bear a disproportionate amount of any costs, including Brookfield’s internal costs).

•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to perform certain services in-house for our partnership (or a Brookfield Account in which we are invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform our partnership or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.

Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, our partnership, Brookfield Accounts in which we are invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, our partnership, Brookfield Accounts in which we are invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable and generally at market rates for the relevant services provided, exclusive arrangements or other factors may result in such compensation arrangements not always being comparable to costs, fees and/or expenses charged by other third parties. In addition to any compensation arrangements, our partnership or a Brookfield Account in which we are invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, our partnership and/or a Brookfield Account in which we are invested to Consultants without charge, and any costs associated with such support may be borne by our partnership and/or such Brookfield Account.

Brookfield expects from time to time to offer Consultants the ability to co-invest alongside our partnership or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company.

In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield will allocate to us, the applicable Brookfield Account and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services. In these cases, payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies

•Support Services. In addition to the responsibilities enumerated in the Master Services Agreement , from time to time Brookfield performs certain asset management and support services that were or could have previously been undertaken by a portfolio company’s management team, including accounting; reporting and analytics; administrative services; physical and digital security, life and physical safety, and other technical specialties; information technology services and innovation; cash flow modeling and forecasting; arranging, negotiating and managing financing and derivative arrangements; accounting, legal, compliance and tax services relating to investment holding structures below a Brookfield Account and the investments and other services. These services will be in addition to the services otherwise charged to our partnership or a Brookfield Account in which we are invested as Affiliate Services.

In addition, Brookfield expects to perform certain support services to our partnership or Brookfield Accounts in which we are invested that could otherwise be outsourced to third parties, including transaction support; client reporting; portfolio-level cash flow modeling and forecasting; assisting with underwriting and due diligence analytics; managing workouts and foreclosures; arranging, negotiating and managing partnership- or Brookfield Account-level financing and derivative arrangements; data generation, analysis, collection and management; accounting, legal, compliance and tax services relating to such Brookfield Account (including our partnership) and/or its Investors (including unitholders) and portfolio companies; market research and appraisal and valuation services. These services will be in addition to the services outlined in the Master Services Agreement.

Historically, certain of these support services may have been performed by Brookfield (without being charged to Brookfield Accounts or portfolio companies) or its operating partners, servicers, brokers or other third-party vendors. Brookfield believes that providing these support services internally results in increased focus and attention that may not be available from a third party and helps to align interests and offer customized services to a degree that may not be possible with a third-party provider. Additionally, internal support services personnel allow Brookfield investment professionals to improve their efficiency and to focus their efforts on tasks that have a greater impact on creating value within a Brookfield Account’s portfolio.

As such, when these support and other services described above are provided, our partnership or a Brookfield Account in which we are invested will reimburse Brookfield for its costs and expenses incurred in providing these support services, including an allocable portion of the compensation (including long term incentive compensation), expenses

(including IT costs, human resources support, rent and office services, talent acquisition, professional development, travel, and professional fees) and other benefits associated with the Brookfield employees providing these services, in accordance with Brookfield’s internal allocation practices. Additionally, Brookfield expects that certain employees will be eligible to earn commissions, incentive fees or other similar fees in connection with their work on certain portfolio companies and that these payments will be borne, directly or indirectly, by our partnership or other Brookfield Accounts. None of these reimbursements and fees will reduce the management fees paid by our partnership or another Brookfield Account.

While Brookfield believes that the cost of the expense reimbursements associated with these support services is reasonable, the extensive and specialized nature of the services may result in such costs not being comparable to those charged for similar services (to the extent available) by other third parties. Brookfield will be under no obligation to evaluate alternative providers or to compare pricing for these support services. While Brookfield believes that this enhances the services Brookfield can offer to our partnership, Brookfield Accounts in which we are invested, and/or portfolio companies in a cost-efficient manner, the relationship presents conflicts of interest. Brookfield will set the compensation for the employees who provide these support services and will determine other significant expenditures that will affect the expense reimbursement provided by our partnership, Brookfield Accounts in which we are invested, and/or portfolio companies.

The types of support services that Brookfield provides to certain portfolio companies and to Brookfield Accounts (including our partnership) will not remain fixed and should be expected to change over time as determined by Brookfield in its sole discretion, and Brookfield expects that a Brookfield Account’s (including our partnership’s) overall share of expense reimbursements for support services will vary over time based on the particular scope of services provided to it. However, in no case will Brookfield senior investment professionals or Brookfield employees who engage in a senior management or senior supervisory role with respect to these support services be subject to expense reimbursement by our partnership, another Brookfield Account and/or portfolio companies in accordance with these provisions.

•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of our partnership and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of our partnership and Brookfield Accounts in which we are invested.

•Service Providers. From time to time, our Service Providers, as well as the service providers of Brookfield Accounts in which we are invested and service providers of portfolio companies, such as deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors, may be (or their affiliates may be) Brookfield shareholders, unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us, Brookfield and/or Brookfield Accounts. Furthermore, employees of Brookfield or of portfolio companies have and will in the future have family members employed by service providers (particularly the large, global service providers) of Brookfield, Brookfield Accounts (including our partnership) and portfolio companies. These factors create incentives for Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us (or Brookfield Accounts we are invested in or portfolio companies) taking into account applicable facts and circumstances and consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

In addition, Brookfield, Brookfield Accounts (including our partnership) and portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which may be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends fee discount arrangements to Brookfield and all Brookfield Accounts and their portfolio companies in a fair and equitable manner.

In certain cases, a service provider (e.g., a law firm) will provide a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met during the relevant annual period. The Brookfield parties that engage the service provider after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates their engagements than the rates paid by Brookfield parties that engaged the same provider prior to the discount being triggered.

The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to certain potential conflicts of interest. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including our partnership) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including our partnership) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is in the best interests of Brookfield Accounts (including our partnership) and portfolio companies taking into account all applicable facts and circumstances.

In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including our partnership) and portfolio companies, and the total fees charged for different engagements are expected to vary.

In addition, as a result of the foregoing, the overall rates paid by our partnership, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies. Without limitation of the foregoing, conflicts arise with respect to Brookfield’s selection of financial institutions or other third parties to provide services to Brookfield, our partnership, Brookfield Accounts in which we are invested and portfolio companies, and with respect to Brookfield’s negotiation of fees payable to such parties. Brookfield has relationships with many financial institutions and other third parties, which may introduce prospective investors, afford Brookfield the opportunity to market its services to certain qualified investors at no additional cost, provide benchmarking analysis or third-party verification of market rates, or provide consulting or other services at favorable or below market rates. Such relationships create incentives for Brookfield to select a financial institution or other third party based on its best interests and not our best interests. For example, in connection with the disposition of a portfolio company, several financial institutions with which Brookfield has pre-existing business relationships may provide valuation services through a bidding process. Although Brookfield will select the financial institution it believes is the most appropriate in the circumstances, the relationships between the financial institution and Brookfield as described herein will have an influence on Brookfield in deciding whether to select such a financial institution to underwrite the disposition, and may influence the financial institution in the terms offered. The cost of the disposition will generally be borne directly or indirectly by our partnership (or a Brookfield Account in which we are invested) and creates an incentive for Brookfield to engage such a financial institution over one with which Brookfield has no prior relationship, which could result in worse terms to our partnership (or a Brookfield Account in which we are invested) than would be the case absent the conflict.

•Use of Brookfield Arrangements. Our partnership (and/or Brookfield Accounts in which we are invested) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to our partnership (and/or Brookfield Accounts in which we are invested) as if our partnership (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that our partnership (or a Brookfield Account) may have been able to obtain more favorable terms for itself if it had entered into the arrangement directly with the counterparty.

•Utilization of Credit Facilities. Brookfield maintains substantial flexibility in choosing when and how our partnership and Brookfield Accounts in which we are invested utilize borrowings under credit facilities. Brookfield generally seeks to utilize long-term financing for Brookfield Accounts in certain circumstances, including (i) to make certain investments, (ii) to make margin payments as necessary under currency hedging arrangements or other derivative transactions, (iii) to fund management fees otherwise payable to Brookfield, and (iv) when Brookfield otherwise determines that it is in the best interests of the Brookfield Account.

In addition, our partnership and/or Brookfield Accounts in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside our partnership or Brookfield Accounts that we are invested in. Our partnership or

Brookfield Accounts in which we are invested may also use our credit facilities to issue letter of credits in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as our partnership or the relevant Brookfield Account. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, our partnership or the relevant Brookfield Account will be contractually obligated to satisfy its share even if our partnership or the Brookfield Account does not have recourse against such co-investment vehicle. In addition, our partnership or a Brookfield Account may provide a guarantee in connection with a potential or existing investment.

•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that we invest in), spend a portion of their time on matters other than or only tangentially related to our partnership and the Brookfield Accounts that we invest in. Their time is also spent on managing investment and other affairs of Brookfield, the Investing Affiliate and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for our partnership and Brookfield Accounts in which we are invested are responsible for sourcing and executing investments for Brookfield, the Investing Affiliate and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to our partnership and the Brookfield Accounts that we invest in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including our partnership and Brookfield Accounts in which we invest), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including our partnership).

•Determinations of Value. Brookfield will value the assets (and liabilities) of our partnership and of Brookfield Accounts in which we invest in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP and internal policies, subject to review by our independent accountants. Valuations are subject to determinations, judgments, projections and opinions, and others (including unitholders, analysts, investors and other third parties) may disagree with such valuations. Accordingly, the carrying value of an investment may not reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material.

The valuation of investments may affect Brookfield’s entitlement to incentive distributions from our partnership and Brookfield Accounts in which we are invested, and/or the ability of Brookfield to fundraise for additional Brookfield Accounts. As a result, in light of business and related dynamics, Brookfield may be incentivized to value the assets of the partnership and Brookfield Accounts that we are invested in at higher values that would otherwise be the case. However, as noted above, Brookfield will value the assets of our partnership and of Brookfield Accounts in which we invest in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP as well as internal policies, subject to review by our independent accountants.

•Diverse Interests. In certain circumstances, the various types of investors in our partnership as well as Brookfield Accounts in which we invest, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. The conflicting interests of particular investors may relate to or arise from, among other things, the nature of investments made by our partnership and Brookfield Accounts in which we invest, the structuring of the acquisition, ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment, and the manner in which one or more investments are reported for tax purposes. As a consequence, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, which may be adverse to investors in our partnership generally (or to the partnership in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others.

In making investment decisions for the partnership or a Brookfield Account in which we are invested, Brookfield will consider the investment and tax objectives of our partnership (or the Brookfield Account) as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts may arise if certain investors have objectives that conflict with those of our partnership (or the Brookfield Account in which we are invested). In addition, Brookfield may face certain tax risks based on positions taken by our partnership or a Brookfield Account in which we are invested, including as a withholding agent. In connection therewith, Brookfield may take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.

Further, in connection with our partnership’s investment activities or the investment activities of a Brookfield Account in which we are invested, we or the Brookfield Account (or portfolio companies) may make contributions to support ballot initiatives, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit our partnership or the Brookfield Account. However, there is no guarantee that any particular unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to our partnership or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse our partnership or the relevant Brookfield Account or portfolio company for the contributions.

•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of our partnership and of Brookfield Accounts in which we invest. In that capacity, these personnel are required to make decisions that Brookfield believes are in the best interests of the portfolio companies, whose interests generally are aligned with the partnership and Brookfield Accounts as shareholders in the company. However, in certain circumstances, such as bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of our partnership and/or Brookfield Accounts. Accordingly, in these situations, there may be a conflict of interest between Brookfield personnel’s duties as officers of Brookfield and their duties as directors or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course. See “Transfers and Secondment of Employees” above.

•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from the partnership and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of our partnership and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by our partnership (or a Brookfield Account in which we are invested) for more than three years. These and similar laws applicable to the tax treatment of performance-based compensation could incentivize Brookfield to hold partnership and Brookfield Accounts’ investments longer than it otherwise would.

•Calculation Errors. Brookfield could, from time to time, make errors in determining amounts due to Brookfield and/or Brookfield Accounts from our partnership and Brookfield Accounts in which we are invested (including amounts owed in respect of management fees, performance-based compensation, and Affiliate Services). When such an error that disadvantaged our partnership or a Brookfield Account in which we are invested is discovered, Brookfield will make our partnership (or the Brookfield Account) whole for such excess payment or distribution based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse our partnership (or the Brookfield Account) for such over-payment. In such cases, Brookfield will determine whether to pay interest to our partnership (or the Brookfield Account) based on the facts and circumstances of the error, and generally does not expect to pay interest when the amounts in question are determined by Brookfield to be immaterial and/or when the error is corrected promptly. When an error that advantages our partnership or a Brookfield Account in which we are invested is discovered, Brookfield will correct such underpayment by causing our partnership (or the Brookfield Account) to make additional payments or distributions, as applicable; however, our partnership (or the Brookfield Account) will not be charged interest in connection with any such underpayment.

•Structuring of Investments and Subsidiaries. Brookfield is the largest unitholder in our partnership and is entitled to receive management fees and other compensation from our partnership. As a result, Brookfield will take its interests into account structuring the partnership’s investments and other operations, while also taking into account the interests of the partnership as a whole.

•Restrictions on Our Partnership’s Activities. Brookfield is subject to certain protocols, obligations and restrictions in managing our partnership and Brookfield Accounts in which we invest, including conflicts-management protocols, aggregated regulatory reporting obligations and other regulatory restrictions such as REIT affiliate rules and regulations (which also apply with respect to certain Brookfield businesses that are separated by an information barrier, including PSG and Oaktree) and certain investment-related restrictions, which could in certain situations have an adverse effect on our partnership.

•Transactions with Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including our partnership) from time to time engage in transactions with prospective and actual investors in our partnership and other Brookfield Accounts, including sales of assets to (and purchases of assets from) such investors as well as joint ventures, strategic partnerships and other arrangements. Such transactions may be entered into prior to, in connection with or after an investor’s investment in our partnership or a Brookfield Account. While Brookfield always seeks to act in its and Brookfield Accounts’ best interests, these transactions could result in significant benefits to such investors (as well as to Brookfield and Brookfield Accounts).

•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.

As noted above, Brookfield acts in good faith to resolve all potential conflicts in a manner that it believes is fair and equitable and in the best interests of its clients taking into account the facts and circumstances known to it at the time. However, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or a Brookfield Account in which we are invested, or would not have been different if additional information were available to Brookfield. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with a conflicts policy that has been approved by the BPY General Partner’s independent directors. The conflicts policy was put in place in recognition of the benefit to our partnership of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that may arise. Accordingly, the policy focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.

Brookfield has formed a conflicts committee (the “Conflicts Committee”) that reviews Brookfield’s resolution of potential and actual conflicts situations that arise in the normal course of managing Brookfield’s business activities. Brookfield’s Conflicts Committee is intended to provide review and analysis, and ensure appropriate resolution, of these conflicts considerations. However, there can be no assurance that Brookfield will timely identify and present potential conflicts of interest to its Conflicts Committee. In addition, the Conflicts Committee is comprised of senior management of Brookfield and, as a result: (i) such representatives are themselves subject to conflicts of interest considerations and (ii) there can be no assurance that any determinations made by the Conflicts Committee will be favorable to our partnership and/or Brookfield Accounts in which we are invested. The Conflicts Committee will act in good faith to resolve potential conflicts of interest in a manner that is fair and balanced, taking into account the facts and circumstances known to it at the time. However, there is no guarantee that the Conflicts Committee will make the decision that is most beneficial to our partnership or a Brookfield Account in which we are invested or that the conflicts committee would not have reached a different decision if additional information were available to it.

The foregoing list of potential and actual conflicts of interest is not a complete enumeration or explanation of the conflicts attendant to an investment in our partnership. Additional conflicts may exist, including those that are not presently known to Brookfield or are deemed immaterial. In addition, as Brookfield’s activities and the investment programs of our partnership and Brookfield Accounts in which we invest change over time, an investment in our partnership may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding an investment in the partnership is set forth in Brookfield’s Form ADV (which is available on the SEC’s website (www.adviserinfo.sec.gov)) , which prospective investors should review prior to purchasing units and current investors should review on an annual basis. Prospective investors should consult with their own advisers regarding the possible implications on their investment in our partnership of the conflicts of interest described herein. To the extent information contained herein conflicts with information contained in Forms 6-K, Form ADV, and/or our partnership’s organizational documents, those forms and documents shall govern.

See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders.”

As noted above, activities and transactions that give rise to potential conflicts of interests between our partnership, our unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and other Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein and in accordance with conflicts management policies, including the conflicts policy that has been approved by the BPY General Partner’s independent directors. The conflicts policy was put in place in recognition of the benefit to our partnership of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis of transparency and, where applicable, third party validation and approvals. The policy focuses on addressing the principal activities that give rise to potential conflicts of interests, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.

Pursuant to the conflicts policy, Brookfield is required to seek the prior approval of the BPY General Partner’s independent directors for certain transactions, including among others: (i) the dissolution of our partnership; (ii) any material amendment to the Master Services Agreement, the Relationship Agreement, and/our limited partnership agreement; (iii) any material service agreement or other material arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement; (iv) termination of, or any determinations regarding indemnification under, our Master Services Agreement and/or our limited partnership agreement; and (vi) any other material transaction involving our partnership and Brookfield. Pursuant to the conflicts policy, the BPY General Partner’s independent directors have granted (and may in the future grant) prior approvals for certain type of transactions and/or activities provided they such transactions and/or activities are conducted in accordance with pre-approved guidelines and/or parameters, including in respect of investments in issuers affiliated with Brookfield and/or Brookfield Accounts.

In certain circumstances, transactions and/or activities are likely to be related party transactions and/or activities for the purposes of and subject to certain requirements of MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. See “Canadian Securities Law Exemptions” below for application of MI 61-101 to our company.

In addition, the conflicts policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield Account that we participate in, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The policy also provides that any fees or performance-based compensation payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement, where applicable, or that such fees or performance-based compensation must either have been negotiated with another arm’s length participant or otherwise demonstrated to be on market terms (or better).

Our limited partnership agreement contains various provisions that modify the scope of the fiduciary duties that are owed to our partnership, our unitholders and preferred unitholders including when conflicts of interest arise. Specifically, our limited partnership agreement states that no breach of our limited partnership agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the BPY General Partner. In addition, when resolving conflicts of interest, our limited partnership agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of the BPY General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the BPY General Partner, therefore take into account the interests of third parties, including Brookfield and, where applicable, any Brookfield Accounts, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield Accounts. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit the BPY General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership.

In addition, our limited partnership agreement provides that our partnership does not have priority rights with respect to any investment opportunities sourced by the BPY General Partner and its affiliates. Our limited partnership agreement also allows affiliates of the BPY General Partner to engage in activities that may compete with us or our activities. Additionally, any failure by the BPY General Partner to consent to any merger, consolidation or combination will not result in a breach of our limited partnership agreement or any other provision of law. Our limited partnership agreement prohibits our limited partners from advancing claims that otherwise might raise issues as to compliance with fiduciary duties or applicable law.

These provisions are detrimental to our unitholders and preferred unitholders because they limit the scope of the fiduciary duty and permit conflicts of interest to be resolved in a manner that may not be or is not in the best interests of our partnership or the best interests of our unitholders and preferred unitholders. We believe it is necessary to modify the scope of the fiduciary duties that are owed to us, our unitholders and preferred unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the BPY General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. See Item 3.D “Risk Factors-Risks Relating to Our Relationship with Brookfield-Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders or preferred unitholders.”

Bermuda partnership legislation provides that, subject to any express provision of our partnership agreement to the contrary, a limited partner of a limited partnership in that capacity does not owe any fiduciary duty in exercising any of its rights or authorities or otherwise in performing any of its obligations under our partnership agreement to the limited partnership or any other partner. Our limited partnership agreement imposes no such fiduciary duty.

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

Although our company is a reporting issuer in Canada, it is an “SEC foreign issuer” under Canadian securities regulations and exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation as long as we comply with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our unitholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada. Our company has undertaken to the provincial and territorial securities regulatory authorities in Canada that to the extent it complies with the foreign private issuer disclosure regime under U.S. securities law:

•our company will only rely on the exemptions in Part 4 of National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers;

•our company will not rely on any exemption from the foreign private issuer disclosure regime;

•our company will file its financial statements pursuant to Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) except that our company does not have to comply with the conditions in section 4.2 of NI 51-102 if it files such financial statements on or before the date that it is required to file its Form 20-F with the SEC;

•our company will file an interim financial report as set out in Part 4 of NI 51-102 and the management’s discussion and analysis as set out in Part 5 of NI 51-102 for each period commencing on the first day of the financial year and ending nine, six, or three months before the end of the financial year;

•our company will file a material change report as set out in Part 7 of NI 51-102 in respect of any material change in the affairs of our company that is not reported or filed by our company on SEC Form 6-K; and

•our company will include in any prospectus filed by our company financial statements or other information about any acquisition that would have been or would be a significant acquisition for the purposes of Part 8 of NI 51-102 that our company has completed or has progressed to a state where a reasonable person would believe that the likelihood of our company completing the acquisition is high if the inclusion of the financial statements is necessary for the prospectus to contain full, true and plain disclosure of all materials facts relating to the securities being distributed. The requirement to include financial statements or other information will be satisfied by including or incorporating by reference (a) the financial statements or other information as set out in Part 8 of NI 51-102, or (b) satisfactory alternative financial statements or other information, unless at least nine months of the operations of the acquired business or related businesses are incorporated into our company’s current annual financial statements included or incorporated by reference in the prospectus.

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

Appointment of the Service Providers and Services Rendered

Under our Master Services Agreement, the Service Recipients have appointed the Service Providers to provide or arrange for the provision of the following services:

•supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

•providing overall strategic advice to the Holding Entities including advising with respect to the expansion of their business into new markets;

•supervising the establishment and maintenance of books and records;

•identifying and recommending to the Holding Entities acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•recommending to the Holding Entities suitable candidates to serve on the boards of directors or the equivalent governing bodies of our operating entities;

•making recommendations with respect to the exercise of any voting rights to which the Holding Entities are entitled in respect of our operating entities;

•making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients, including distributions by our company to our unitholders;

•monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

•attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant board of directors or its equivalent;

•supervising the making of all tax elections, determinations and designations, the timely calculation and payment of taxes payable and the filing of all tax returns due, by each Service Recipient;

•supervising the preparation of the Service Recipients’ annual consolidated financial statements, quarterly interim financial statements and other public disclosure;

•making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant Service Provider and the relevant board of directors or its equivalent may from time to time agree;

•arranging for individuals to carry out the functions of principal executive, accounting and financial officers for our company only for purposes of applicable securities laws;

•providing individuals to act as senior officers of the Holding Entities as agreed from time to time, subject to the approval of the relevant board of directors or its equivalent;

•providing advice, when requested, to the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and

•providing all such other services as may from time to time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day-to-day operations.

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

Management Fee

Pursuant to our Master Services Agreement, we pay a base management fee to the Service Providers equal to 0.5% of the total capitalization of our partnership, subject to an annual minimum of $50 million (plus the amount of any annual escalation by the specified inflation factor) and taking into account any management fees payable under the BPYU Master Services Agreement. For any quarter in which the BPY General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the base management fee in our units or Redemption-Exchange Units, subject to certain conditions.

Pursuant to the BPYU Master Services Agreement, BPYU and its subsidiaries pay to affiliates of Brookfield Asset Management a comparable base management fee for the provision of management services to the BPYU Group. Additionally, BPYU and its subsidiaries also pay comparable incentive distributions to the ones paid by the Property Partnership.

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

Termination

Our Master Services Agreement continues in perpetuity until terminated in accordance with its terms. However, the Service Recipients may terminate our Master Services Agreement upon written notice of termination from the BPY General Partner to the Service Providers if any of the following occurs:

•any of the Service Providers defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to such Service Provider;

•any of the Service Providers engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

•any of the Service Providers is grossly negligent in the performance of its obligations under the agreement and such gross negligence results in material harm to the Service Recipients; or

•certain events relating to the bankruptcy or insolvency of each of the Service Providers.

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

OTHER RELATED PARTY TRANSACTIONS

    From time to time, Brookfield may place funds on deposit with us, on terms approved by the governance and nominating committee. Any deposit balance is due on demand and interest paid on such deposits is at market terms. At December 31, 2020, our deposit balance with Brookfield was $754 million and earned interest of less than $1 million for year ended December 31, 2020.

    An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored real estate funds that target acquisitions that suit our partnership’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored real estate funds to fund these target acquisitions in the future, if and when identified.

For a description of specific transactions in 2020 with Brookfield, Brookfield-related entities and other related parties, see Item 5.A. “Operating and Financial Review and Prospects - Operating Results - Related Parties”.

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

ITEM 8.    FINANCIAL INFORMATION

 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements”.

 8.B.    SIGNIFICANT CHANGES

On January 4, 2021, Brookfield Asset Management announced a proposal to acquire 100% of the LP Units that it does not already own for a price of $16.50 per LP Unit, or $5.9 billion in total value. The proposal provides that each holder of LP Units can elect to receive consideration per LP Unit of a combination of (i) 0.4 Brookfield Shares, (ii) $16.50 in cash, and/or (iii) 0.66 New Preferred Units, subject in each case to pro-ration based on a maximum of 59.5 million Brookfield Shares (42% of the total value of the LP Units), maximum cash consideration of $2.95 billion (50% of the total value of the LP Units), and a maximum value of $500 million in New Preferred Units (8% of the total value of the LP Units). If holders of LP Units collectively elect to receive in excess of $500 million in New Preferred Units, the amount of New Preferred Units can increase to a maximum of $1 billion, offset against the maximum amount of Brookfield Shares. The maximum amount of cash consideration would not be affected. The board of directors of the BPY General Partner has established a committee of independent directors to review and consider the proposal.

    On February 1, 2021, the board of directors declared a quarterly distribution on our LP Units of $0.3325 per unit ($1.33 on an annualized basis) payable on March 31, 2021 to unitholders of record at the close of business on February 26, 2021.

On February 17, 2021, BSREP I and BSREP II co-sponsored the launch of the Brookfield India Real Estate Trust (“India REIT”) initial public offering. The India REIT was seeded with three assets from an investment in BSREP I and an asset from an investment in BSREP II. BSREP I and BSREP II have an approximate 54% controlling interest in the India REIT. The partnership will continue to consolidate its investment in the assets seeded into the India REIT, as the partnership retains a controlling interest via its investment in BSREP I and BSREP II.

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

As of the date of this annual report, there are (i) 7,360,000 Preferred Units, Series 1 outstanding and trading on Nasdaq under the ticker symbol “BPYPP”; (ii) 10,000,000 Preferred Units, Series 2 outstanding and trading on Nasdaq under the ticker symbol “BPYPO” and (iii) 11,500,000 Preferred Units, Series 3 outstanding and trading on Nasdaq under the ticker symbol “BPYPN”.
Exchange LP Units and the Support Agreement
In connection with the acquisition of BPO, Canadian residents had the election to receive in exchange for their common shares an Exchange LP Unit instead of our LP Units, which allowed for full or partial deferral of capital gains for Canadian federal income tax purposes. Holders of Exchange LP Units are entitled to receive distributions economically equivalent to the distributions, if any, paid from time to time by us on our LP Units. Exchange LP Units are not transferable, except upon the death of a holder.
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
As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the price of each LP Unit purchased, the number of LP Units purchased under the distribution reinvestment plan on the distribution payment date and the total number of LP Units, computed to four decimal places, held for the account of the participant under the distribution reinvestment plan (or, in the case of beneficial holders, Clearing and Depository Services Inc. (“CDS”) will receive such statement on behalf of the beneficial holders participating in the plan). While our company does not issue fractional LP Units, a plan participant’s entitlement to LP Units purchased under the distribution reinvestment plan may include a fraction of a LP Unit and such fractional LP Units shall accumulate. A cash adjustment for any fractional LP Units will be paid by the plan agent upon the withdrawal from or termination by a plan participant of his or her participation in the distribution reinvestment plan or upon termination of the distribution reinvestment plan at a price per LP Unit based upon the closing price for our LP Units on the Nasdaq on the trading day immediately preceding such withdrawal or termination. A registered holder may, at any time, obtain LP Unit certificates for any number of whole LP Units held for the participant’s account under the plan by notifying the plan agent. Certificates for LP Units acquired under the plan will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring LP Units held for a participant’s account (except for sale of LP Units through the plan agent), a registered holder must request that his or her LP Units be electronically transferred to his or her brokerage account or a LP Unit certificate be issued. The automatic reinvestment of distributions under the plan will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions are payable in connection with the purchase of LP Units under the distribution reinvestment plan and all administrative costs are borne by our company.
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
Investments in the Property Partnership
If and to the extent that our company raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in the Property Partnership, unless otherwise agreed by us and the Property Partnership.

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

Distributions made by the Property Partnership will be made pro rata with respect to the Property Partnership’s managing general partnership interest owned by us and those limited partnership interests owned by Brookfield and holders of AO LTIP Units and FV LTIP Units. Our company’s ability to make distributions will also be subject to additional risks and uncertainties, including those set forth in this Form 20-F under Item 3.D. “Key Information - Risk Factors - Risks Relating to Us and Our Structure” and Item 5. “Operating and Financial Review and Prospects”. In particular, see Item 3.D. “Key Information - Risk Factors - We may not be able to continue paying comparable or growing cash distributions to our unitholders in the future” and “Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our unitholders.” In addition, the BPY General Partner will not be permitted to cause our company to make a distribution if we do not have sufficient cash on hand to make the distribution, if the distribution would render our company insolvent or if, in the opinion of the BPY General Partner, the distribution would leave us with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Bermuda Limited Partnership Act of 1883.

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

Prohibited Amendments
No amendment may be made that would:

1)enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

2)enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by our company to, the BPY General Partner or any of its affiliates without the consent of the BPY General Partner, which may be given or withheld in its sole discretion.

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

No Limited Partner Approval

Subject to applicable law, the BPY General Partner may generally make amendments to our limited partnership agreement without the approval of any limited partner to reflect:

1)a change in the name of our company, the location of our registered office or our registered agent;

2)the admission, substitution or withdrawal of partners in accordance with our limited partnership agreement;

3)a change that the BPY General Partner determines is reasonable and necessary or appropriate for our company to qualify or to continue our company’s qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the BPY General Partner to ensure that our company will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

4)an amendment that the BPY General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

5)an amendment that is necessary, in the opinion of our counsel, to prevent our company or the BPY General Partner or its directors or officers, from in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

6)an amendment that the BPY General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

7)any amendment expressly permitted in our limited partnership agreement to be made by the BPY General Partner acting alone;

8)any amendment that the BPY General Partner determines in its sole discretion to be necessary or appropriate to reflect and account for the formation by our company of, or its investment in, any corporation, partnership, joint venture, limited liability company or other entity, as otherwise permitted by our limited partnership agreement;

9)a change in our company’s fiscal year and related changes; or

10)any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, the BPY General Partner may make amendments to our limited partnership agreement without the approval of any limited partner if those amendments, in the discretion of the BPY General Partner:

1)do not adversely affect our company’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

2)are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any governmental agency or judicial authority;

3)are necessary or appropriate to facilitate the trading of our units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our units are or will be listed for trading;

4)are necessary or appropriate for any action taken by the BPY General Partner relating to splits or combinations of our units under the provisions of our limited partnership agreement; or

5)are required to effect the intent of the provisions of our limited partnership agreement or are otherwise contemplated by our limited partnership agreement.

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
By accepting a unit for transfer in accordance with our limited partnership agreement, each transferee will be deemed to have:

•executed our limited partnership agreement and become bound by the terms thereof;

•granted an irrevocable power of attorney to the BPY General Partner or the liquidator of our company and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (i) all certificates, documents and other instruments relating to the existence or qualification of our company as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which our company may conduct activities and affairs or own property; any amendment, change, modification or restatement of our limited partnership agreement, subject to the requirements of our limited partnership agreement; the dissolution and liquidation of our company; the admission or withdrawal of any partner of our partnership or any capital contribution of any partner of our partnership; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of our company, and any tax election with any limited partner or general partner on behalf of our partnership or the partners; and (ii) subject to the requirements of our limited partnership agreement, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the BPY General Partner or the liquidator of our company, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by our company’s partners or is consistent with the terms of our limited partnership agreement or to effectuate the terms or intent of our limited partnership agreement;

•made the consents and waivers contained in our limited partnership agreement; and

•ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of our company in accordance with our limited partnership agreement, including the granting of any charge or security interest over the assets of our company and the assumption of any indebtedness in connection with the affairs of our company.

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

FV LTIP Units

The FV LTIP Units may be granted from time to time pursuant to the Brookfield Property L.P. FV LTIP Unit Plan. Unless otherwise provided in the respective award agreement, FV LTIP Units fully vest on grant for FV LTIP Units granted in lieu of cash bonus or vest 20% annually over a period of five years, subject to continued service. Both vested and unvested FV LTIP Units are entitled to distributions by the Property Partnership as described below. Distributions on unvested FV LTIP Units are subject to a clawback of 50% of the value of the distributions received on such unvested FV LTIP Units if the underlying FV LTIP Units do not vest. FV LTIP Units which are vested, “booked up” and held for at least two years are redeemable at the option of the holder for either (i) an equal number of BPYU Units or LP Units, or (ii) cash with an equal value based on the volume weighted average trading price of our LP Units over the five trading days prior to redemption. Our company may elect to deliver cash or equity. A holder of FV LTIP Units cannot transfer all or any portion of his or her FV LTIP Units except to the extent that rights may pass to a beneficiary or legal representative upon the death of a holder, or as expressly approved by the administrator of the plan.

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
Except as set forth below, prior to the dissolution of the Property Partnership, distributions of available cash (if any), including cash that has been borrowed for such purpose, in any given quarter will be made by the Property Partnership as follows, referred to as the Regular Distribution Waterfall:

•first, 100% of any available cash to our company until our company has been distributed an amount equal to our expenses and outlays for the quarter properly incurred;

•second, but only at such times as there are no Property Partnership Preferred Units outstanding, to the extent distributions in respect of Redemption-Exchange Units have been deferred in previous quarters (as described in the next paragraph), 100% to all the holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to the sixth and seventh provision below, as applicable) of all amounts that have been deferred in previous quarters and not yet recovered to the holders of Redemption-Exchange Units;

•third, an equity enhancement distribution of 100% of any available cash then remaining to Property Special LP until an amount equal to 0.3125% of the amount by which our company’s total capitalization value exceeds the total capitalization value of our company determined immediately following the Spin-off has been distributed to Property Special LP, provided that for any quarter in which our company determines that there is insufficient cash to pay this equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units. This distribution for any quarter will be reduced by an amount equal to (i) the proportion of each cash payment in relation to such quarter made by an operating entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to this equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such operating entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such operating entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (i) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed and the deduction of such amount will not result in this equity enhancement adjustment being less than zero; (ii) any dividend, distribution or other profit entitlement made by BPYU’s operating entities to Brookfield and (iii) the amount, if any, by which 0.125% of the total capitalization value of our company on the last day of such quarter exceeds $12.5 million (plus the amount of any annual escalation by the specified inflation factor), provided that the deduction of such amount under this clause (iv) will not result in this equity enhancement adjustment being less than zero. The total capitalization value of our company will be equal to the aggregate of the value of all of our outstanding units and the securities of other Service Recipients that are not held by our company, the Property Partnership, the Holding Entities, the operating entities or any other direct or indirect subsidiary of a Holding Entity, plus all outstanding third party debt (including, generally, debt owed to Brookfield but not amounts owed under the Brookfield revolving credit facility that was in place at closing of the Spin-off) with recourse against our company, the Property Partnership or a Holding Entity, less all cash held by such entities;

•fourth, 100% of any available cash then remaining to holders of Property Partnership Preferred Units pro rata to their respective relative percentage of Property Partnership Preferred Units held (determined by reference to the aggregate value of the issue price of the Property Partnership Preferred Units held by each such holder relative to the aggregate value of the issue price of all Property Partnership Preferred Units outstanding), until an amount equal to all preferential distributions to which the holders of the Property Partnership Preferred Units are entitled under the terms of the Property Partnership Preferred Units then outstanding (including any excess distribution and any outstanding accrued and unpaid preferential distributions from prior periods) has been distributed in respect of each Property Partnership Preferred Unit outstanding during such quarter;

•fifth, at any time that Property Partnership Preferred Units are outstanding, 100% of any available cash then remaining to holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to the sixth and seventh provision below, as applicable) all amounts that have been deferred in previous quarters pursuant to the third provision above);

•sixth, 100% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Property Partnership Preferred Units), pro rata to their percentage interests (the percentage interests as to any holder of Property Partnership Preferred Units shall be zero), until an amount equal to the First Distribution Threshold, of $0.275 per unit, has been distributed in respect of each partnership interest of the Property Partnership during such quarter;

•seventh, 85% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Property Partnership Preferred Units), pro rata to their percentage interests (the percentage interests as to any holder of Property Partnership Preferred Units shall be zero), and an incentive distribution of 15% to Property Special LP, until an amount equal to the Second Distribution Threshold, of $0.30 per unit, has been distributed in respect of each partnership interest of the Property Partnership (other than Property Partnership Preferred Units) during such quarter; and

•thereafter; 75% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Property Partnership Preferred Units), pro rata to their percentage interests (the percentage interests as to any holder of Property Partnership Preferred Units shall be zero), and an incentive distribution of 25% to Property Special LP.

Notwithstanding the above, an AO LTIP Unit participates in the distributions made by the Property Partnership as if it were a Redemption-Exchange Unit in accordance with its designated fractional percentage interest.

In 2020, we paid $6 million of equity enhancement distributions and $16 million of incentive distributions to Property Special LP. Set forth below is an example of how the base management fee, equity enhancement and incentive distributions to be made to Property Special LP are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of our company’s expectations.

	Quarterly		Annualized
Illustrative Base Management Fee Calculation	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Capitalization at illustrative quarter-end(1)
Market value of our company’s LP Units per unit	$14.80	13,851.3	$14.80	13,851.3
Add: Brookfield Group preferred shares		729.7		729.7
Add: Class A Preferred Units		1,800.0		1,800.0
Add: Recourse debt, net of cash		4,020.0		4,020.0
Total capitalization		$20,401.0		$20,401.0
Base management fee rate		0.125%		0.500%
Base management fee		$25.5		$102.0
(1)Based on the number of LP Units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2020. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (Nasdaq) for the preceding five trading days. For illustrative purposes only, the example above assumes a value of $14.80 per LP Unit.

		Quarterly		Annualized
Illustrative Equity Enhancement Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Initial capitalization(1)
Market value of our company’s LP Units per unit		$—		$—
Our company’s LP Units	80.2
Redemption-Exchange Units held by Brookfield(2)	386.1
Total units	466.3
Total market value			$10,218.2		$10,218.2

Preferred shares of holding entities held by Brookfield			1,275.0		1,275.0
Recourse debt, net of cash			(25.0)		(25.0)
Total capitalization			$11,468.2		$11,468.2

Capitalization at illustrative quarter end(3)
Market value of our company’s units per unit		$—		$—
GP Units and LP Units	436.1
Exchange LP Units	2.7
Redemption-Exchange Units held by Brookfield(2)	456.1
FV LTIP Units	1.9
Class A shares of BPYU	39.1
Total units	935.9
Total market value			$13,851.3		$13,851.3
Preferred shares of holding entities held by Brookfield			729.7		729.7
Class A Preferred Units			1,800.0		1,800.0
Recourse debt, net of cash			4,020.0		4,020.0
Total capitalization			$20,401.0		$20,401.0
Increase in total capitalization			$8,932.8		$8,932.8

Days in quarter / year			90		365
Fraction of quarter / year(4)			100.00%		100.00%
Equity enhancement distribution fee rate			0.3125%		1.25%
Gross equity enhancement distribution to Property Special LP			$27.9		$111.7
Fee offsets(5)			(22.5)		(90.0)
Net equity			$5.4		$21.7
(1)For purposes of calculating the equity enhancement distribution at each quarter end, the initial total capitalization against which the quarter end total capitalization is measured will always be our company’s total capitalization immediately following the Spin-off. For purposes of calculating the initial total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (NYSE) for the 30 trading days commencing on April 15, 2013, the date of the Spin-off.
(2)Includes (a) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for our company’s LP Units in accordance with the Redemption-Exchange Mechanism and (b) Special LP Units held by Property Special LP. For purposes of calculating total capitalization, the value of these securities is assumed to be equal to the value of our company’s LP Units.
(3)Based on the number of LP Units, Exchange LP Units and Redemption-Exchange Units as of December 31, 2020. For purposes of calculating the quarter end total capitalization, securities were valued based on their volume weighted average trading price on the principal stock exchange (Nasdaq) for the preceding five trading days. For illustrative purposes only, the example above assumes a value of $14.80 per LP Unit.
(4)The example above assumes a full illustrative quarter and a full illustrative year. The equity enhancement distribution fee will be pro-rated for any partial payment period.
(5)The equity enhancement distribution for any quarter will be reduced by an amount equal to (i) the proportion of each cash payment in relation to such quarter made by an operating entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to the equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such operating entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such operating entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (i) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed and the deduction of such amount will not result in this equity enhancement adjustment being less than zero; (ii) any dividend, distribution or other profit entitlement made by BPYU’s operating entities to Brookfield and (iii) the amount, if any, by which 0.125% of the total capitalization value of our company on the last day of such quarter exceeds $12.5 million (plus the amount of any annual escalation by the specified inflation factor), provided that the deduction of such amount under this clause (ii) will not result in this equity enhancement adjustment being less than zero. For any quarter in which our company determines that there is insufficient cash to pay the equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units.

		Quarterly		Annualized
Illustrative Incentive Distribution Calculation	Units (m)	Per Unit ($)	Total ($m)	Per Unit ($)	Total ($m)
Illustrative distribution		$0.333		$1.332
First distribution threshold		$0.275
Total units of Property Partnership(1)	935.8
Total first distribution			$257.3		$1,029.4
Distribution in excess of first distribution threshold		$0.025		$0.100
Total units of Property Partnership(1)	935.8
Second distribution to all partners			$23.6		$94.4
15% incentive distribution to Property Special LP			4.2		16.8
Total second distribution			$27.8		$111.2
Distribution in excess of second distribution threshold		$0.033		$0.132
Total units of Property Partnership(1)	935.8
Third distribution to all partners			$30.4		$121.6
25% incentive distribution to Property Special LP			10.1		40.4
Total third distribution			$40.5		$162.0
Total distributions to partners of the Property Partnership (including incentive distributions)			$325.6		$1,302.6
Incentive distributions			$14.3		$57.2
Less: Incentive Distribution Account Credits			(14.3)		(57.2)
Net Incentive Distribution payable to Brookfield Asset Management			$—		$—
Total incentive distributions to Property Special LP			$—		$—
(1)Based on the number of units on December 31, 2020. Includes (a) Managing General Partner Units of the Property Partnership held by our company, (b) Redemption-Exchange Units of the Property Partnership that are held by Brookfield and that are redeemable for cash or exchangeable for the company’s units in accordance with the Redemption-Exchange Mechanism and (c) Special LP Units of the Property Partnership held by Property Special LP.

The table below quantifies, on a quarterly and annualized basis, all management fees and equity enhancement and incentive distributions that would be earned based on the equity enhancement and incentive distribution examples set forth above. The table below is for illustrative purposes only and is not indicative of our company’s expectations.

	Quarterly	Annualized
Total Illustrative Amounts	$m	$m
Base management fee(1)	$25.5	$102.0
Equity enhancement distribution	5.5	22.0
Incentive distribution	—	—
Total	$31.0	$124.0
(1)The annual base management fee paid by our partnership to Brookfield Asset Management is 0.5% of the total capitalization of our partnership, subject to an annual minimum of $50 million, plus annual inflation adjustments. The equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

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
Upon the occurrence of an event resulting in the dissolution of the Property Partnership, all cash and property of the Property Partnership in excess of that required to discharge the Property Partnership’s liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital, (ii) only if there are no Property Partnership Preferred Units outstanding, the aggregate amount of distributions previously deferred in respect of the Redemption-Exchange Units and not previously recovered and (iii) all other cash and/or property will be distributed in the manner set forth below:

•first, 100% to our company until our company has received an amount equal to the excess of: (i) the amount of our outlays and expenses incurred during the term of the Property Partnership; over (ii) the aggregate amount of distributions received by our company pursuant to the first tier of the Regular Distribution Waterfall during the term of the Property Partnership;

•second, 100% to Property Special LP until Property Special LP has received an amount equal to the fair market value of the equity enhancement distribution entitlement, as determined by a qualified independent valuator in accordance with the Property Partnership’s limited partnership agreement, provided that such amount may not exceed 2.5 times the aggregate equity enhancement distribution payments made to Property Special LP during the immediately prior 24 months;

•third, 100% to holders of the Property Partnership Preferred Units, pro rata to their respective relative percentage of Property Partnership Preferred Units held (determined by reference to the aggregate value of the issue price of the Property Partnership Preferred Units held by each such holder relative to the aggregate value of the issue price of all Property Partnership Preferred Units outstanding), until an amount equal to all preferential distribution to which the holders of the Property Partnership Preferred Units are entitled in the event of dissolution, liquidation, or winding-up of the Property Partnership under the terms of the Property Partnership Preferred Units then outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods) has been distributed in respect of each Property Partnership Preferred Unit outstanding;

•fourth, if there are Property Partnership Preferred Units outstanding, an amount equal to the amount of cash or property held by the Property Partnership at such time, that is attributable to a realization event occurring prior to a dissolution event and that has been deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Property Partnership’s assets, and (ii) representative of unrecovered capital, shall be distributed to the partners of the Property Partnership other than holders of Property Partnership Preferred Units in proportion to the unrecovered capital attributable to the Property Partnership interests (other than Property Partnership Preferred Units) held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero, as if such distribution were a distribution occurring prior to dissolution;

•fifth, if there are Property Partnership Preferred Units outstanding, to holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only), the aggregate amount of distributions previously deferred and not previously recovered;

•sixth, 100% to the partners of the Property Partnership other than holders of Property Partnership Preferred Units, in proportion to their respective amounts of unrecovered capital in the Property Partnership;

•seventh, 100% to the owners of the Property Partnership’s partnership interests other than holders of Property Partnership Preferred Units, pro rata to their percentage interests (the percentage interest as to the holders of Property Partnership Preferred Units shall be zero), until an amount has been distributed in respect of each partnership interest of the Property Partnership equal to the excess of: (i) the First Distribution Threshold for each quarter during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); over (ii) the aggregate amount of distributions made in respect of a partnership interest of Property Partnership other than Property Partnership Preferred Units pursuant to the sixth tier of the Regular Distribution Waterfall during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership);

•eighth, 85% to the owners of the Property Partnership’s partnership interests other than holders of Property Partnership Preferred Units, pro rata to their percentage interests (the percentage interest as to the holders of Property Partnership

Preferred Units shall be zero) and 15% to Property Special LP, until an amount has been distributed in respect of each partnership interest of the Property Partnership equal to the excess of: (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); over (ii) the aggregate amount of distributions made in respect of a partnership interest of the Property Partnership other than Property Partnership Preferred Units pursuant to the seventh tier of the Regular Distribution Waterfall during the term of the Property Partnership (subject to adjustment upon the subsequent issuance of additional partnership interests in the Property Partnership); and

•thereafter, 75% to the owners of the Property Partnership’s partnership interests other than holders of Property Partnership Preferred Units, pro rata to their percentage interests, and 25% to Property Special LP.

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

14) Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated April 21, 2020 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

15) First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated March 21, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

16) Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated April 28, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

17) Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated August 20, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

18) Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated February 18, 2020 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”; and

19) Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated April 21, 2020 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”.

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

 Passive Foreign Investment Companies

U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through our company in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for PFICs. If you hold an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to you, then the corporation will continue to be classified as a PFIC with respect to you for any subsequent taxable year during which you continue to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

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

Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. The U.S. Treasury Department recently issued final and proposed U.S. Treasury Regulations modifying the income and asset tests described above, as well as the rules governing whether a U.S. person is treated as indirectly owning an interest in a PFIC. You should consult your own tax adviser regarding the PFIC rules, including the foregoing filing requirements and the recently issued final and proposed U.S. Treasury Regulations, as well as the advisability of making a QEF Election, a special election under the U.S. Treasury Regulations under Section 1411 of the U.S. Internal Revenue Code, or a mark-to-market election, as applicable, with respect to any PFIC in which you are treated as owning an interest through our company.

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

Based on our organizational structure, the BPY General Partner currently believes that one or more of our existing Holding Entities and operating entities are likely to be classified as CFCs. Moreover, we may in the future acquire certain investments or operating entities through one or more Holding Entities treated as corporations for U.S. federal income tax purposes, and such future Holding Entities or other companies in which we acquire an interest may be treated as CFCs. The application of the CFC rules to U.S. Holders is uncertain in certain respects, and the CFC rules, as amended by the Tax Cuts and Jobs Act, remain subject to proposed U.S. Treasury Regulations yet to be made final, as well as other guidance yet to be issued. Specifically, under proposed U.S. Treasury Regulations on which we may be permitted to rely, only U.S. Holders that are U.S. Shareholders would be required to include in income their allocable shares of a CFC’s Subpart F income. You should consult your own tax adviser regarding the implications of the CFC rules for your ownership and disposition of our units.

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

Tax-exempt organizations will be subject to special rules applicable to an indirect investment by our company in a REIT. Based upon an IRS ruling, distributions paid by a REIT to our company and allocated to a tax-exempt organization generally should not give rise to UBTI, provided that (i) our interest in the REIT is not debt-financed, (ii) the tax-exempt organization’s interest in our company is not debt-financed and is not used in an unrelated trade or business, and (iii) the REIT does not hold an asset, such as an interest in a “taxable mortgage pool” or a residual interest in a “real estate mortgage investment conduit”, that gives rise to “excess inclusion income”. Special rules apply to social clubs, voluntary employee benefit associations and supplemental unemployment benefit trusts exempt from federal income taxation under Sections 501(c)(7), (c)(9) and (c)(17) of the U.S. Internal Revenue Code.

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

However, there can be no assurance that the law will not change or that the IRS will not deem our company to be engaged in a U.S. trade or business. If, contrary to the BPY General Partner’s expectations, our company is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If our company were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, our company might be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, our company were engaged in a U.S. trade or business, then gain or loss from the sale of our units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had our company sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under U.S. Treasury Regulations, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2022.

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

Pursuant to the partnership audit rules, a “partnership representative” designated by our company will have the sole authority to act on behalf of our company in connection with any administrative or judicial review of our company’s items of income, gain, loss, deduction or credit. In particular, our partnership representative will have the sole authority to bind both our former and current unitholders and to make certain elections on behalf of our company pursuant to the partnership audit rules.

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

Nominee Reporting

Persons who hold an interest in our company as a nominee for another person may be required to furnish to us:

a)the name, address and taxpayer identification number of the beneficial owner and the nominee;
b)whether the beneficial owner is (1) a person that is not a U.S. person, (2) a foreign government, an international organization, or any wholly owned agency or instrumentality of either of the foregoing, or (3) a tax-exempt entity;
c)the amount and description of units held, acquired, or transferred for the beneficial owner; and
d)specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

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

Computation of Income or Loss

Each Canadian Limited Partner is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year the Canadian Limited Partner’s share of the income (or loss) of our company for its fiscal year ending in, or coincidentally with, the Canadian Limited Partner’s taxation year, whether or not any of that income is distributed to the Canadian Limited Partner in the taxation year and regardless of whether or not our units were held throughout such year.

Our company will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year. However, the income (or loss) of our company for a fiscal period for purposes of the Tax Act will be computed as if our company were a separate person resident in Canada and the partners will be allocated a share of that income (or loss) in accordance with our limited partnership agreement. The income (or loss) of our company will include our company’s share of the income (or loss) of the Property Partnership for a fiscal year determined in accordance with the Property Partnership’s limited partnership agreement. For this purpose, our company’s fiscal year end and that of the Property Partnership will be December 31.

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

If, with respect to a given fiscal year, no distribution is made by our company to our unitholders or our company has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes for such fiscal year that is allocable to our unitholders, will be allocated to our unitholders of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to the holders of the Preferred Units in respect of the Preferred Units held by them on each such date, such amount of our company’s income or loss for tax purposes, as the case may be, as the BPY General Partner determines is reasonable in the circumstances having regard to such factors as the BPY General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our company on the issuance of the Preferred Units as compared to all other units and the relative fair market value of the Preferred Units as compared to all other units, and (ii) to the partners, other than in respect of the preferred units, the remaining amount of our company’s income or loss for tax purposes, as the case may be, pro rata in the proportion that the number of units of our company (other than the Preferred Units) held at each such date by a unitholder is of the total number of units of our company (other than the Preferred Units) that are issued and outstanding at each such date.

Notwithstanding the foregoing, if each of the following conditions are all true in a given fiscal year of our company: (i) our company or an affiliate of our company acquires, buys, buys back or otherwise purchases units (other than Preferred Units) in connection with an offer or program by our company or the affiliate to acquire, buy, buy back, or otherwise purchase units (other than Preferred Units) other than by way of a normal course issuer bid or other open market purchase; (ii) the money or property that is used by our company or the affiliate to acquire, buy, buy back or otherwise purchase units (other than Preferred Units) is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by our company from the Property Partnership as consideration for the purchase for cancellation by the Property Partnership of general partnership units of the Property Partnership owned by our company; (iii) our company has income for tax purposes; and (iv) the income for tax purposes includes positive amounts each of which is an amount that is derived from (A) capital gains realized by our company by reason of the purchase for cancellation by the Property Partnership of general partnership units of the Property Partnership owned by our company or (B) the allocation of income for tax purposes of the Property Partnership to our company in accordance with the Property Partnership’s limited partnership agreement in connection with transactions that provide money or property to the Property Partnership that is used exclusively in whole or in part by the Property Partnership to purchase for cancellation general partnership units of the Property Partnership owned by our company; then the income for tax purposes will generally be allocated as follows: the lesser of (1) the amount of income for tax purposes, and (2) the aggregate of the positive amounts included in income for tax purposes described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) to Canadian Limited Partners whose units (other than Preferred Units) are acquired, bought, bought back or otherwise purchased by our company or the affiliate, on the basis that each such Canadian Limited Partner shall be allocated the proportion of the Special Income Allocation Amount that the number of units (other than Preferred Units) acquired by our company or the affiliate from the Canadian Limited Partner is of the total number of units (other than Preferred Units) acquired from all partners. The balance (if any) of the income for tax purposes (being the amount remaining after subtracting the Special Income Allocation Amount from the income for tax purposes) will be allocated in the manner described above. For greater certainty: (a) the money or property received by a Canadian Limited Partner whose units (other than Preferred Units) are acquired, bought, bought back or otherwise purchased by our company or the affiliate shall not be considered to be a “distribution” from our company; (b) the allocation of income described above shall not apply to an affiliate of our company that has acquired units (other than Preferred Units) from a Canadian Limited Partner pursuant to an offer or program described in item (i) above, and such units (other than Preferred Units) are subsequently acquired, bought back or otherwise purchased for cancellation by our company; and (c) the money or property received by an affiliate of our company on such a subsequent acquisition by our company of the units (other than Preferred Units) acquired by the affiliate of our company from Canadian Limited Partners pursuant to an offer or program described in item (i) above shall not be considered to be a “distribution” from our company.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2020, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2020, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2020, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic shutdown. We are continually monitoring and assessing the shutdown on our internal controls to minimize the impact on their design and operating effectiveness.

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

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2020 and 2019.

	December 31, 2020		December 31, 2019
(US$ Thousands)	Total	%	Total	%
Audit fees(1)	$8,965	32%	$10,384	36%
Audit-related fees(2)	19,192	68%	17,580	62%
Tax fees(3)	87	—%	33	—%
Other(4)	68	—%	540	2%
Total	$28,312	—%	$28,537	100%
(1)Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This category also includes fees for comfort letters, consents and review of certain documents filed with securities regulatory authorities.
(2)Audit-related fees include fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual properties to comply with lender, joint venture partner or tenant requirements.
(3)Tax fees are principally for assistance in tax return preparation and tax advisory services.
(4)All other fees include fees for certain permissible consulting and advisory services, including assistance with corporate and social responsibility reporting.

The audit committee of the BPY General Partner pre-approves all audit and non-audit services provided to our partnership by Deloitte LLP.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

    Under our normal course issuer bid, our company may, during the twelve-month period commencing September 15, 2020 and ending September 14, 2021, purchase on the TSX, the Nasdaq and any alternative Canadian trading system, up to 31,602,923 of our LP Units, representing approximately 10% of the public float of our issued and outstanding LP Units. During the year ended December 31, 2020, we purchased 40,566,400 of our LP Units at an average price of $12.55 per unit under our normal course issuer bid.

    Under our substantial issuer bid, our company purchased 35,499,518 of our LP Units.

As of Dec. 31, 2020
Month	(a) Total number of units purchased	(b) Average price paid per unit	(c) Total number of units purchased as part of publicly announced plans or programs	(d) Maximum number of units that may yet be purchased under the plans or programs
Jan. 2020(1)	549,736	$18.19	549,736	29,912,475
Mar. 2020(1)	7,203,175	12.68	7,203,175	17,333,449
Apr 2020(1)	2,641,196	8.45	2,641,196	14,692,253
Sep. 2020(1)(2)	45,448,984	11.85	45,448,984	31,602,923
Oct. 2020(1)	16,559,673	13.28	16,559,673	5,093,784
Nov. 2020(1)	3,663,154	14.47	3,663,154	1,430,630
Total	76,065,918		76,065,918
(1)Under our normal course issuer bid, our company may, during the twelve-month period commencing September 15, 2020 and ending September 14, 2021, purchase on the TSX, the Nasdaq and any alternative Canadian trading system, approximately 10% of the public float of our issued and outstanding LP Units.
(2)Our company purchased 35,499,518 of our LP Units at a price of $12.00 under the substantial issuer bid, which was announced on July 2, 2020. The offer to purchase our LP Units under the substantial issuer bid expired at 5:00 p.m. on August 28, 2020.

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

ITEM 16H.    MINING SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (the “MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended, (the “Mine Act”). During the fiscal year ended December 31, 2020, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

 ITEM 19.    EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2013(1)
1.2	Second Amended and Restated Limited Partnership Agreement of our company, dated August 8, 2013(2)
1.3	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated November 5, 2015(3)
1.4	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated March 21, 2019(4)
1.5	Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated August 20, 2019(5)
1.6	Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated February 18, 2020(6)
1.7	Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated April 21, 2020(13)
2.1	Description of Securities(14)
4.1	Second Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers, dated August 27, 2018(7)
4.2	Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 20, 2019(8)
4.3	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated March 21, 2019(4)
4.4	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 28, 2019(9)
4.5	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 20, 2019(5)
4.6	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 18, 2020(6)
4.7	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 21, 2020(13)
4.8	Relationship Agreement among our company, the Property Partnership, the Holding Entities, the Service Providers and Brookfield Asset Management, dated April 15, 2013(10)
4.9	Registration Rights Agreement between our company and Brookfield Asset Management dated April 10, 2013(10)
4.10	Support Agreement, dated March 19, 2014, between Brookfield Property Partners L.P. and Brookfield Office Properties Exchange LP(11)
4.11	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(12)
4.12	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(12)
4.13	Indenture dated July 3, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(15)
4.14	First Supplemental Indenture dated July 3, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(15)

4.15
Guarantee dated July 3, 2018 between Brookfield Property Partners LP, Brookfield Property LP, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited and Computershare Trust Company of Canada(15)

4.16	Supplemental Indenture to First Supplemental Indentured dated October 19, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(16)
4.17	Second Supplemental Indenture dated October 19, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(16)
4.18	Amendment to the First Supplemental Indenture dated November 26, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(17)
4.19	Third Supplemental Indenture dated February 13, 2019 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(18)
4.20	Supplemental Indenture to Third Supplemental Indentured dated May 17, 2019 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(19)
4.21	Fourth Supplemental Indenture dated January 15, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(20)
4.22	Second Supplemental Indenture to First Supplemental Indentured dated January 15, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(20)
4.23	Fifth Supplemental Indenture dated August 24, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(21)
12.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(13)
12.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(13)
13.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(13)
13.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(13)
15.1
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Property Partners L.P. into this Annual Report on Form 20-F(13)

101.INS	XBRL Instance Document(13)
101.SCH	XBRL Taxonomy Extension Schema Document(13)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(13)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(13)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document(13)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(13)

(1)	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.
(2)	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.
(3)	Filed as an exhibit to Form 20-F on March 17, 2016 and incorporated herein by reference.
(4)	Filed as an exhibit to Form 6-K on March 21, 2019 and incorporated herein by reference
(5)	Filed as an exhibit to Form 6-K on August 20, 2019 and incorporated herein by reference.
(6)	Filed as an exhibit to Form 6-K on February 18, 2020 and incorporated herein by reference
(7)	Filed as an exhibit to Form 6-K on August 28, 2018 and incorporated herein by reference.
(8)	Filed as an exhibit to Form 6-K on February 20, 2019 and incorporated herein by reference.
(9)	Filed as an exhibit to Form 6-K on April 30, 2019 and incorporated herein by reference.
(10)	Filed as an exhibit to Form 6-K on April 16, 2013 and incorporated herein by reference.
(11)	Filed as an exhibit to Form 6-K on March 19, 2014 and incorporated herein by reference.
(12)	Filed as an exhibit to Form 6-K on December 4, 2014 and incorporated herein by reference.
(13)	Filed herewith.
(14)	Filed as an exhibit to Form 20-F on February 28, 2020 and incorporated herein by reference.

(15)	Filed as an exhibit to Form 6-K on July 3, 2018 and incorporated herein by reference.
(16)	Filed as an exhibit to Form 6-K on October 22, 2018 and incorporated herein by reference.
(17)	Filed as an exhibit to Form 6-K on November 27, 2018 and incorporated herein by reference.
(18)	Filed as an exhibit to Form 6-K on February 13, 2019 and incorporated herein by reference.
(19)	Filed as an exhibit to Form 6-K on May 21, 2019 and incorporated herein by reference.
(20)	Filed as an exhibit to Form 6-K on January 16, 2020 and incorporated herein by reference.
(21)	Filed as an exhibit to Form 6-K on August 27, 2020 and incorporated herein by reference.

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
Name: Jane Sheere
Title: Secretary

Date: February 26, 2021

Index to Financial Statements

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020	F-2

Brookfield Property Partners L.P.

Consolidated financial statements
As at December 31, 2020 and 2019 and
for the years ended December 31, 2020, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and unitholders of Brookfield Property Partners L.P.
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brookfield Property Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and the supplemental schedule of investment property information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2021 expressed an unqualified opinion on the Partnership's internal control over financial reporting.
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

Fair Value of Investment Property - Refer to Notes 2(e), 2(v)(v) and 3 to the financial statements

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future expected market rents, discount rates and terminal capitalization rates used to determine the fair value of certain investment properties included the following, among others:
•Evaluated the effectiveness of controls over management’s process for determining the fair value of investment properties including those over the forecasts of future expected market rents, discount rates and terminal capitalization rates.
•Evaluated the reasonableness of management’s forecast of future expected market rents by comparing management’s forecasts with historical results, internal communications to management and the Board of Directors and contractual information, where applicable.
•With the assistance of a fair value specialist, evaluated the reasonableness of management’s forecast of future expected market rents, discount rates and terminal capitalization rates by considering recent market transactions and industry surveys.

/s/Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 26, 2021

We have served as the Partnership's auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and unitholders of Brookfield Property Partners L.P.
Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020 of the Partnership and our report dated February 26, 2021, expressed an unqualified opinion on those financial statements.
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
/s/Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 26, 2021

Brookfield Property Partners L.P.
Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2020	Dec. 31, 2019
Assets
Non-current assets
Investment properties	3	$72,610	$75,511
Equity accounted investments	5	19,719	20,764
Property, plant and equipment	8	5,235	7,278
Goodwill	9	1,080	1,041
Intangible assets	10	982	1,162
Other non-current assets	11	3,177	2,326
Loans and notes receivable		139	272
Total non-current assets		102,942	108,354
Current assets
Loans and notes receivable		77	57
Accounts receivable and other	12	1,871	1,407
Cash and cash equivalents		2,473	1,438
Total current assets		4,421	2,902
Assets held for sale	13	588	387
Total assets		$107,951	$111,643

Liabilities and equity
Non-current liabilities
Debt obligations	14	$41,263	$46,565
Capital securities	15	2,384	3,000
Other non-current liabilities	17	1,703	2,162
Deferred tax liabilities	16	2,858	2,515
Total non-current liabilities		48,208	54,242
Current liabilities
Debt obligations	14	13,074	8,825
Capital securities	15	649	75
Accounts payable and other liabilities	18	4,101	3,426
Total current liabilities		17,824	12,326
Liabilities associated with assets held for sale	13	396	140
Total liabilities		66,428	66,708

Equity
Limited partners	19	11,709	13,274
General partner	19	4	4
Preferred equity	19	699	420
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	19,20	12,249	13,200
Limited partnership units of Brookfield Office Properties Exchange LP	19,20	73	87
FV LTIP units of the Operating Partnership	19,20	52	35
Class A shares of Brookfield Property REIT Inc. (“BPYU”)	19,20	1,050	1,930
Interests of others in operating subsidiaries and properties	4,20	15,687	15,985
Total equity		41,523	44,935
Total liabilities and equity		$107,951	$111,643

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Income

(US$ Millions, except per unit information) Years ended Dec. 31,	Note	2020	2019	2018
Commercial property revenue	21	$5,397	$5,691	$5,043
Hospitality revenue	22	702	1,909	1,913
Investment and other revenue	23	494	603	283
Total revenue		6,593	8,203	7,239
Direct commercial property expense	24	1,936	1,967	1,851
Direct hospitality expense	25	628	1,219	1,236
Investment and other expense		69	82	26
Interest expense		2,592	2,924	2,464
Depreciation and amortization	26	319	341	308
General and administrative expense	27	816	882	1,032
Total expenses		6,360	7,415	6,917
Fair value (losses) gains, net	28	(1,322)	596	2,466
Share of net earnings from equity accounted investments	5	(749)	1,969	947
(Loss) income before income taxes		(1,838)	3,353	3,735
Income tax expense	16	220	196	81
Net (loss) income		$(2,058)	$3,157	$3,654

Net (loss) income attributable to:
Limited partners		$(1,098)	$884	$764
General partner		—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(1,119)	896	1,085
Limited partnership units of Brookfield Office Properties Exchange LP		(7)	6	17
FV LTIP units of the Operating Partnership		(4)	1	—
Class A shares of Brookfield Property REIT Inc.		(130)	169	112
Interests of others in operating subsidiaries and properties		300	1,201	1,676
Total		$(2,058)	$3,157	$3,654

Net (loss) income per LP Unit:
Basic	19	$(2.39)	$1.89	$2.28
Diluted	19	$(2.39)	$1.89	$2.26

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Comprehensive Income

(US$ Millions) Years ended Dec. 31,	Note	2020	2019	2018
Net (loss) income		$(2,058)	$3,157	$3,654
Other comprehensive income (loss)	30
Items that may be reclassified to net income:
Foreign currency translation		737	63	(788)
Cash flow hedges		116	21	34
Equity accounted investments		(58)	(50)	(8)
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive income (“FVTOCI”)		17	(7)	(2)
Share of revaluation surplus on equity accounted investments		(206)	16	92
Remeasurement of defined benefit obligations		(1)	(1)	2
Revaluation surplus		(191)	281	254
Total other comprehensive income (loss)		414	323	(416)
Total comprehensive (loss) income		$(1,644)	$3,480	$3,238
Comprehensive income attributable to:
Limited partners
Net (loss) income		$(1,098)	$884	$764
Other comprehensive income (loss)		211	74	(178)
		(887)	958	586
General partner
Net (loss) income		—	—	—
Other comprehensive income (loss)		—	—	—
		—	—	—
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net (loss) income		(1,119)	896	1,085
Other comprehensive income (loss)		215	74	(252)
		(904)	970	833
Limited partnership units of Brookfield Office Properties Exchange LP
Net (loss) income		(7)	6	17
Other comprehensive income (loss)		1	1	(4)
		(6)	7	13
FV LTIP units of the Operating Partnership
Net (loss) income		(4)	1	—
Other comprehensive income (loss)		1	—	—
		(3)	1	—
Class A shares of Brookfield Property REIT Inc.
Net (loss) income		(130)	169	112
Other comprehensive income (loss)		25	14	(26)
		(105)	183	86
Interests of others in operating subsidiaries and properties
Net (loss) income		300	1,201	1,676
Other comprehensive income (loss)		(39)	160	44
		261	1,361	1,720
Total comprehensive (loss) income		$(1,644)	$3,480	$3,238

See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
(US$ Millions)	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	Limited partners equity	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	General partner equity	Total preferred equity	Redeemable/ exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	FV LTIP units of the Operating Partnership	Class A shares of Brookfield Property REIT Inc.	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2019	$9,257	$2,539	$1,960	$(482)	$13,274	$4	$2	$(1)	$(1)	$4	$420	$13,200	$87	$35	$1,930	$15,985	$44,935
Net (loss) income	—	(1,098)	—	—	(1,098)	—	—	—	—	—	—	(1,119)	(7)	(4)	(130)	300	(2,058)
Other comprehensive income (loss)	—	—	—	211	211	—	—	—	—	—	—	215	1	1	25	(39)	414
Total comprehensive (loss) income	—	(1,098)	—	211	(887)	—	—	—	—	—	—	(904)	(6)	(3)	(105)	261	(1,644)
Distributions	—	(583)	—	—	(583)	—	—	—	—	—	—	(587)	(4)	(2)	(68)	(923)	(2,167)
Preferred distributions	—	(20)	—	—	(20)	—	—	—	—		—	(20)	—	—	(2)	—	(42)
Issuances / repurchases of equity interests in operating subsidiaries	(857)	(352)	1,012	(34)	(231)	—	—	—	—	—	279	198	—	5	(174)	364	441
Exchange of exchangeable units	2	—	1	—	3	—	—	—	—	—	—	1	(4)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	160	—	177	—	337	—	—	—	—	—	—	—	—	—	(337)	—	—
Change in relative interests of non-controlling interests	—	—	(140)	(44)	(184)	—	—	—	—	—	—	361	—	17	(194)	—	—
Balance as at Dec. 31, 2020	$8,562	$486	$3,010	$(349)	$11,709	$4	$2	$(1)	$(1)	$4	$699	$12,249	$73	$52	$1,050	$15,687	$41,523

Balance as at Dec. 31, 2018	$8,987	$2,234	$1,657	$(525)	$12,353	$4	$2	$(2)	$—	$4	$—	$12,740	$96	$—	$3,091	$18,456	$46,740
Net income	—	884	—	—	884	—	—	—	—	—	—	896	6	1	169	1,201	3,157
Other comprehensive income (loss)	—	—	—	74	74	—	—	—	—	—	—	74	1	—	14	160	323
Total comprehensive income (loss)	—	884	—	74	958	—	—	—	—	—	—	970	7	1	183	1,361	3,480
Distributions	—	(573)	—	—	(573)	—	—	—	—	—	—	(580)	(4)	(1)	(108)	(3,225)	(4,491)
Preferred distributions	—	(15)	—	—	(15)	—	—	—	—	—	—	—	—	—	—	—	(15)
Issuances / repurchases of equity interests in operating subsidiaries	(439)	9	(38)	—	(468)	—	—	—	—	—	420	(21)	—	4	(107)	(607)	(779)
Exchange of exchangeable units	8	—	2		10	—	—	—	—	—	—	2	(12)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	701	—	364	—	1,065	—	—	—	—	—	—	—	—	—	(1,065)	—	—
Change in relative interests of non-controlling interests	—	—	(25)	(31)	(56)	—	—	1	(1)	—	—	89	—	31	(64)	—	—
Balance as at Dec. 31, 2019	$9,257	$2,539	$1,960	$(482)	$13,274	$4	$2	$(1)	$(1)	$4	$420	$13,200	$87	$35	$1,930	$15,985	$44,935

Balance as at Dec. 31, 2017	$5,613	$1,878	$140	$(236)	$7,395	$4	$2	$—	$—	$6	$—	$14,500	$285	$—	$—	$12,938	$35,124
Net income	—	764	—	—	764	—	—	—	—	—	—	1,085	17	—	112	1,676	3,654
Other comprehensive income (loss)	—	—	—	(178)	(178)	—	—	—	—	—	—	(252)	(4)	—	(26)	44	(416)
Total comprehensive income (loss)	—	764	—	(178)	586	—	—	—	—	—	—	833	13	—	86	1,720	3,238
Distributions	—	(410)	—	—	(410)	—	—	—	—	—	—	(551)	(9)	—	(89)	(2,739)	(3,798)
Issuances / repurchases of equity interests in operating subsidiaries	2,137	2	86	—	2,225	—	—	—	—	—	—	27		—	3,387	6,537	12,176
Exchange of exchangeable units	156	—	19	(2)	173	—	—	—	—	—	—	31	(204)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	1,081	—	296	—	1,377	—	—	—	—	—	—	305	—	—	(1,682)	—	—
Change in relative interests of non-controlling interests	—	—	1,116	(109)	1,007	—	—	(2)	—	(2)	—	(2,405)	11	—	1,389	—	—
Balance as at Dec. 31, 2018	$8,987	$2,234	$1,657	$(525)	$12,353	$4	$2	$(2)	$—	$4	$—	$12,740	$96	$—	$3,091	$18,456	$46,740
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Cash Flows

(US$ Millions) Years ended Dec. 31,	Note	2020	2019	2018
Operating activities
Net (loss) income		$(2,058)	$3,157	$3,654
Share of equity accounted earnings, net of distributions		1,367	(1,499)	(429)
Fair value losses (gains), net	28	1,322	(596)	(2,466)
Deferred income tax expense (benefit)	16	162	32	(218)
Depreciation and amortization	26	319	341	308
Working capital and other		220	(811)	508
		1,332	624	1,357
Financing activities
Debt obligations, issuance		11,392	23,797	29,804
Debt obligations, repayments		(9,821)	(21,127)	(19,936)
Capital securities, redeemed		(13)	(420)	(905)
Preferred equity, issued		278	420	—
Non-controlling interests, issued		350	1,432	3,180
Non-controlling interests, purchased		(30)	(15)	—
Repayment of lease liabilities		(22)	(17)	—
Limited partnership units, issued		738	13	501
Issuances to redeemable/exchangeable and special limited partnership unitholders		225	—	—
Limited partnership units, repurchased		(935)	(452)	(81)
Class A shares of Brookfield Property REIT Inc., repurchased		(171)	(102)	—
Distributions to non-controlling interests in operating subsidiaries		(920)	(3,140)	(2,631)
Preferred distributions		(42)	(15)	—
Distributions to limited partnership unitholders		(583)	(573)	(410)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(587)	(580)	(551)
Distributions to holders of Brookfield Office Properties Exchange LP units		(4)	(4)	(9)
Distributions to holders of FV LTIP units of the Operating Partnership		(2)	(1)	—
Distributions to holders of Class A shares of Brookfield Property REIT Inc.		(68)	(108)	(89)
		(215)	(892)	8,873
Investing activities
Acquisitions
Investment properties		(2,306)	(4,549)	(2,293)
Property, plant and equipment		(169)	(372)	(478)
Equity accounted investments		(522)	(684)	(622)
Financial assets and other		(1,169)	(2,120)	(1,982)
Acquisition of subsidiaries		—	—	(12,035)
Dispositions
Investment properties		2,252	4,200	5,619
Property, plant and equipment		29	17	522
Equity accounted investments		124	1,109	1,140
Financial assets and other		1,273	1,775	1,952
Disposition of subsidiaries		522	43	(21)
Cash impact of deconsolidation		(32)	(1,132)	(100)
Restricted cash and deposits		(101)	102	(108)
		(99)	(1,611)	(8,406)
Cash and cash equivalents
Net change in cash and cash equivalents during the year		1,018	(1,879)	1,824
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		17	29	(27)
Balance, beginning of year		1,438	3,288	1,491
Balance, end of year		$2,473	$1,438	$3,288

Supplemental cash flow information
Cash paid for:
Income taxes		$107	$253	$236
Interest (excluding dividends on capital securities)		$2,276	$2,476	$2,253
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
a)Statement of compliance
These consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the partnership on February 26, 2021.

b)Basis of presentation
These consolidated financial statements have been prepared on a going concern basis and are presented in United States (“U.S.”) Dollars rounded to the nearest million unless otherwise indicated.

(i)Subsidiaries
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

Net income and each component of other comprehensive income are attributed to owners of the partnership and to non-controlling interests. Non-controlling interests in the partnership’s operating subsidiaries and properties, redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the operating partnership (“Special LP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), FV LTIP units of the operating partnership (“FV LTIP Units”) and Class A stock, par value $0.01 per share, of Brookfield Property REIT Inc. (“BPYU Units”) are presented separately in equity on the consolidated balance sheets. The Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPYU Units have the same economic attributes as LP Units. Accordingly, the net income and components of other comprehensive income allocated to these units are equivalent to that allocated to the LP Units (on a per unit basis).

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

(ii)Associates and joint ventures
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

(iii)Joint operations
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

c)Foreign currency translation and transactions
The U.S. Dollar is the functional currency and presentation currency of the partnership. The functional currency of each of the partnership’s subsidiaries, associates, joint ventures and joint operations is determined based on their primary economic environment, the currency in which funds from financing activities are generated and the currency in which receipts from operating activities are usually retained.

Subsidiaries, associates or joint ventures having a functional currency other than the U.S. Dollar translate the carrying amounts of their assets and liabilities when reporting to the partnership at the rate of exchange prevailing as of the balance sheet date, and their revenues and expenses at average exchange rates during the quarterly reporting period. Any gains or losses on foreign currency translation are recognized by the partnership in other comprehensive income. On disposition or partial disposition resulting in the loss of control of a foreign operation, the accumulated foreign currency translation relating to that foreign operation is reclassified to fair value gain or loss in net income. On partial disposal of a foreign operation in which control is retained, the proportionate share of the accumulated foreign currency translation relating to that foreign operation is reattributed to the non-controlling interests.

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

d)Cash and cash equivalents
Cash and cash equivalents includes cash on hand and all non-restricted highly liquid investments with original maturities of three months or less.

e)Investment properties
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

Substantially all of the partnership’s investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly or annual valuations prepared by external valuation professionals. Where an external appraisal is obtained for a property that is valued using a model developed by management, the partnership compares the results of those external appraisals to its internally prepared values and reconcile significant differences when they arise. Discount and terminal capitalization rates are verified by comparing to market data, third party reports, research material and brokers opinions. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. Certain of the partnership’s investment properties are right-of-use assets arising from leases where the partnership is the lessee, which are subsequently measured at fair value (see Note 2(j), Leases, for further discussion).

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

f)Assets held for sale
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

g)Hospitality assets
The partnership accounts for its investments in hospitality properties as property, plant and equipment under the revaluation model. Hospitality properties are recognized initially at cost if acquired in an asset acquisition, or fair value if acquired in a business combination (see Note 2(p), Business Combinations, for further discussion) and subsequently carried at fair value at the revaluation date less any accumulated impairment and subsequent accumulated depreciation. The partnership evaluates the carrying amount of hospitality properties when events or circumstances indicate there may be an impairment. The partnership depreciates these assets on a straight-line basis over their relevant estimated useful lives. Fair values of hospitality properties are determined using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Fair value estimates for hospitality properties represent the estimated fair value of the property, plant and equipment of the hospitality business only and do not include any associated intangible assets.

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

h)Inventory
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

i)Fair value measurement
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

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are directly based on the degree to which inputs to fair value measurement techniques are observable by market participants:

•Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.
•Level 3 – Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Fair value measurements are adopted by the partnership to calculate the carrying amounts of various assets and liabilities.

j)Leases
The partnership adopted IFRS 16, Leases (“IFRS 16”) effective January 1, 2019. It supersedes IAS 17, Leases (“IAS 17”) and related interpretations. IFRS 16 brings most leases on-balance sheet as right-of-use (“ROU”) assets and lease liabilities for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged (see Note 2(q), Revenue Recognition for further discussion). The partnership has applied IFRS 16 using the modified retrospective approach and comparative periods were not restated. On January 1, 2019, the adoption of IFRS 16 resulted in the recognition of lease liabilities for those leases previously classified as operating leases of $873 million, ROU assets of $726 million that are classified as investment properties, $122 million that are classified as property, plant and equipment, $22 million that are classified as inventory and an immaterial impact to equity.

The partnership determines at the inception of a contract if the arrangement is, or contains, a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The criteria specified in IFRS 16 apply to contracts entered into, or changed, on or after January 1, 2019. Lease components and non-lease components are separated on a relative stand-alone selling price basis for the partnership’s leases as lessor. For the partnership’s leases as lessee, the partnership applies the practical expedient which is available by asset class not to allocate contract consideration between lease and non-lease components. The partnership determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration.

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

A ROU asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. ROU assets classified as investment properties are subsequently measured at fair value. ROU assets classified as property, plant and equipment are subsequently measured on a depreciated cost basis over the lease term. If such a lease transfers ownership of the underlying asset or the cost of the ROU asset reflects that the partnership expects to exercise a purchase option, the related ROU asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. ROU assets classified as inventory are subsequently carried at cost subject to impairment. ROU assets are presented in the respective lines based on their classification on the consolidated balance sheets. Whenever the partnership incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. The costs are included in the related ROU asset.

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

The partnership early adopted COVID-19 Related Rent Concessions, Amendment to IFRS 16 - Leases (“IFRS 16 Amendment”) as of April 1, 2020. The IFRS 16 Amendment provides the partnership as lessee only with an optional exemption from assessing whether rent concessions related to COVID-19 meeting certain conditions are lease modifications. Such qualifying rent concessions are accounted for as if they are not lease modifications, generally resulting in the effects of rent abatements being recognized as variable lease payments. The partnership has applied the practical expedient to all such qualifying rent concessions. The adoption of the IFRS 16 Amendment did not have a material impact on the results of the partnership.
k)Intangible assets
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

l)Goodwill
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

m)Financial instruments and hedge accounting

(i)Classification and measurement
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

Debt instruments are subsequently measured at amortized cost where the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt instruments are measured subsequently at fair value through other comprehensive income (“FVTOCI”) where the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets and its contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. By default, all other financial assets are measured subsequently at fair value through profit or loss (“FVTPL”). Despite the foregoing, the partnership may make an irrevocable election/designation at initial recognition of a financial asset to present subsequent changes in fair value of an equity investment in other comprehensive income or to designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

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

The following table presents the types of financial instruments held by the partnership within each financial instrument classification:

Classification and measurement basis

Financial assets
Participating loan interests	FVTPL
Loans and notes receivable	Amortized cost
Other non-current assets
Securities designated as fair value through profit and loss (“FVTPL”)	FVTPL
Derivative assets	FVTPL
Securities designated as fair value through other comprehensive income (“FVTOCI”)	FVTOCI
Restricted cash	Amortized cost
Accounts receivable and other
Derivative assets	FVTPL
Other receivables	Amortized cost
Cash and cash equivalents	Amortized cost
Financial liabilities
Debt obligations	Amortized cost
Capital securities	Amortized cost
Capital securities - fund subsidiaries	FVTPL
Other non-current liabilities
Loan payable	FVTPL
Other non-current financial liabilities	Amortized cost
Derivative liabilities	FVTPL
Accounts payable and other liabilities	Amortized cost

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

Financial instruments carried at fair value give rise to fair value gains or losses in each reporting period. Fair values of those financial instruments are determined by reference to quoted bid or ask prices or prices within the bid ask spread, as appropriate, and when unavailable, to the closing price of the most recent transaction of that instrument. Fair values of certain financial instruments also incorporate significant use of unobservable inputs which reflect the partnership’s market assumptions. Fair value gains and losses on FVTOCI financial assets are recognized in other comprehensive income. Fair value gains and losses on financial instruments designated as FVTPL are recognized in fair value gains, net.

(ii)Impairment of financial instruments
The partnership recognizes a loss allowance for expected credit losses (“ECL”) on debt instruments that are measured at amortized cost or at FVTOCI and other receivables. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. For debt instruments, the partnership recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If the credit risk on the financial instrument has not increased significantly since initial recognition, the loss allowance for that financial instrument is measured at an amount equal to 12‑month ECL. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12‑month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date. The partnership always recognizes lifetime ECL for other receivables. Any related loss allowances are recorded through profit or loss. Refer to Note 12, Accounts Receivable And Other for detail on the current year loss allowance.

(iii)Derivatives and hedging
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

It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR. All of these are expected to become effective prior to December 31, 2021. The partnership is currently implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and interest rate caps.

Note 33, Financial Instruments provides details of the hedging instruments and hedged exposures to which the IBOR Amendments are applied.

n)Income taxes
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

o)Provisions
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

p)Business combinations
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

Where a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss (if any), is recognized in net income. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Changes in the partnership’s ownership interest of an investee that do not result in a change of control are accounted for as equity transactions and are recorded as a component of equity. Acquisition costs are recorded as an expense in the reporting period as incurred.

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

q)Revenue recognition
The partnership adopted IFRS 16, effective January 1, 2019. It supersedes IAS 17, and its related interpretations, (see Note 2(j), Leases, for further discussion). IFRS 16 does not change substantially how the partnership as lessor accounts for leases. Under IFRS 16, lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained.

(i)Commercial property revenue
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

(ii)Hospitality revenue
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

(iii)Performance and management fee revenue
Fee revenue is presented on the consolidated statements of income within investment and other revenue. Fee revenue is recognized when services are provided and the amount can be estimated reliably.

r)Unit-based compensation
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

s)Redeemable/Exchangeable Partnership Units
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

t)BPYU Units
BPYU Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. The BPYU Units provide the holder with direct economic benefits and exposures to Brookfield Properties REIT Inc. (“BPYU”) and accordingly to the variability of the distributions of BPYU. Accordingly, the BPYU Units have been presented within non-controlling interests on the consolidated balance sheets. The BPYU Units do not entail a contractual obligation on the part of the partnership to deliver cash and can be settled by the partnership, at its sole discretion, by issuing a fixed number of its own equity instruments.

u)Earnings per limited partnership unit
The partnership calculates basic earnings per unit by dividing net income attributable to limited partners by the weighted average number of LP Units outstanding during the period. As the Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPYU Units are allocated net income equivalent to that allocated to LP Units, net income attributable to limited partners is determined based on the weighted average proportionate share of LP Units outstanding compared to the total number of LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPYU Unit outstanding. The impact of the potential conversion of mandatorily convertible preferred shares, such as the exchangeable preferred equity securities (“Preferred Equity Units”) issued to a third party investor (“the Class A Preferred Unitholder”), is included in the calculation of the weighted average number of LP Units outstanding during the period without an add back to net income attributable to limited partners of the associated carry on such preferred shares. Refer to Note 15, Capital Securities, for further discussion of the Preferred Equity Units.

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

v)Critical judgments and estimates in applying accounting policies
The preparation of the partnership’s consolidated financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. Critical judgments and estimates made by management and utilized in the normal course of preparing the partnership’s consolidated financial statements are outlined below.

(i)Control
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

(ii)Attribution of net income
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

(iii)Common control transactions
The purchase and sale of businesses or subsidiaries between entities under common control fall outside the scope of IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies.

(iv)Business combinations
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

(v)Investment properties
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

Prior to the end of the first quarter of 2020, there was a global outbreak of a new strain of coronavirus, COVID-19, which prompted certain responses from global government authorities across the various geographies in which the partnership owns and operates investment properties (“global economic shutdown” or “the shutdown”). Such responses, have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions have had a significant adverse impact on consumer spending and demand in the near term. These negative economic indicators, as well as the absence of recently observed market transaction have created significant estimation uncertainty in the assessment of future cash flows, discount and terminal capitalization rates used in determination of the fair value of investment properties as of December 31, 2020. See Note 3, Investment Properties for further information.

(vi)Investments in Australia
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

(viii)Revaluation of hospitality assets
When determining the carrying amounts under the revaluation method, the partnership uses the following critical assumptions and estimates: estimates of replacement cost and estimates of remaining economic life.

(ix)Income taxes
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

(x)Leases
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

The partnership has applied critical judgments in respect of contracts where it is the lessee including identifying whether a contract (or part of a contract) includes a lease, determining whether it is reasonably certain that a lease extension or termination option will be exercised in determining the lease term, determining whether variable payments are in-substance fixed, establishing whether there are multiple leases in an arrangement, and determining the fair value method of ROU assets classified as investment properties.

The partnership uses critical estimates in accounting for leases where it is a tenant, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.

(xi)Financial instruments
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

(xiii)Other critical judgments
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

(xiv)Future accounting policies
The following are accounting policies issued that our partnership expects to adopt in the future:

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether the partnership will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2023, with early application permitted. The partnership is in the process of determining the impact of the amendments on its consolidated financial statements.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform Phase 2 Amendments

In August 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase 2 Amendments”), effective January 1, 2021, with early adoption permitted. The Phase 2 Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase 2 Amendments primarily relate to the modification of financial instruments, allowing for prospective application of the applicable benchmark interest rate and continued application of hedge accounting, providing the amended hedging relationship continues to meet all qualifying criteria. The partnership is currently completing an assessment and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updating hedge designations. The adoption is not expected to have a significant impact on the partnership.

There are no other accounting policies issued as of December 31, 2020 that the partnership expects to adopt in the future and which the partnership expects will have a material impact.

NOTE 3. INVESTMENT PROPERTIES
The following table presents a roll forward of investment property balances for the years ended December 31, 2020 and 2019:

	Year ended Dec. 31, 2020			Year ended Dec. 31, 2019
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of year	$71,565	$3,946	$75,511	$76,014	$4,182	$80,196
Changes resulting from:
Property acquisitions	647	108	755	6,797	246	7,043
Capital expenditures	1,140	857	1,997	1,540	1,229	2,769
Accounting policy change(1)	—	—	—	704	22	726
Property dispositions(2)	(2,339)	(21)	(2,360)	(742)	(37)	(779)
Fair value (losses) gains, net	(1,607)	219	(1,388)	301	557	858
Foreign currency translation	322	(44)	278	69	72	141
Transfers between commercial properties and commercial developments	2,709	(2,709)	—	354	(354)	—
Impact of deconsolidation due to loss of control(3)	—	—	—	(10,701)	(798)	(11,499)
Reclassifications of assets held for sale and other changes	(2,143)	(40)	(2,183)	(2,771)	(1,173)	(3,944)
Balance, end of year(4)	$70,294	$2,316	$72,610	$71,565	$3,946	$75,511
(1)Includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets. See Note 2, Summary of Significant Accounting Policies for further information.
(2)Property dispositions represent the carrying value on date of sale.
(3)Includes the impact of deconsolidation of Brookfield Strategic Real Estate Partners III (“BSREP III”) investments in the prior year. See below for further information.
(4)Includes right-of-use commercial properties and commercial developments of $729 million and $10 million, respectively, as of December 31, 2020. Current lease liabilities of $35 million has been included in accounts payable and other liabilities and non-current lease liabilities of $712 million have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impacts of the shutdown which are discussed below, there are currently no other known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly valuations prepared by external valuation professionals to support its internal valuations. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

2020 Conditions
Global Economic Shutdown
The COVID-19 pandemic has spread globally, and actions taken in response to COVID-19 have interrupted business activities and supply chains; disrupted travel; contributed to significant volatility in the financial markets, resulting in a general decline in equity prices and lower interest rates; impacted social conditions; and adversely impacted local, regional, national and international economic conditions, as well as the labor markets. The shutdown did not materially impact the partnership’s commercial property revenue earned in the year. Future revenues and cash flows produced by certain operating properties are more uncertain than normal as a result of the impact to the global economy in response to measures put in place to control the pandemic. For certain asset classes more materially impacted by the shutdown, the partnership has adjusted cash flow assumptions for its estimate of near term disruptions to cash flows to reflect revised market leasing assumptions, vacancy reserves, downtime, retention assumptions, overage and temporary rental revenue assumptions, bad debt reserves and capital costs. We undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to property-level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and credit spreads. These considerations led us to make some discount rate and capitalization rate changes to certain of our assets, mostly within our Core Retail portfolio for assets where we have more exposure to anchor tenants who have recently filed for bankruptcy. As we learn more about the mid- and longer-term impacts of the pandemic on our business we will update our valuation models accordingly.

2019 Transactions
BSREP III deconsolidation
In the first quarter of 2019, BSREP III held its final close with total equity commitments of $15 billion. Prior to final close, the partnership had committed to 25%, or a controlling interest in the fund and as a result, had previously consolidated the investments made to date. Upon final close, on January 31, 2019, the partnership reduced its commitment to $1 billion, representing a 7% non-voting position. As a result, the partnership lost control and deconsolidated its investment in the fund, which primarily consisted of Forest City and 660 Fifth Avenue at the time. The partnership recognizes its investment in BSREP III as a financial asset, initially recognized at fair value and remeasured on each reporting date through fair value gain or loss. As a result of the deconsolidation, investment properties decreased by $11,499 million, equity accounted investments decreased by $1,434 million, property, plant and equipment decreased by $789 million and debt obligations decreased by $13,601 million.

Adoption of IFRS 16
The impact of the January 1, 2019 adoption of IFRS 16 resulted in the recognition of ROU investment properties of $726 million. Fair value loss related to IFRS 16 ROU assets for the year ended December 31, 2020 was $16 million (2019 - $5 million). As of December 31, 2020, ROU investment properties was $739 million (2019 - $752 million).

The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Dec. 31, 2020			Dec. 31, 2019
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office
United States	Discounted cash flow	6.9%	5.6%	12	7.0%	5.6%	12
Canada	Discounted cash flow	5.9%	5.2%	10	5.9%	5.2%	10
Australia	Discounted cash flow	6.6%	5.7%	10	6.8%	5.9%	10
Europe	Discounted cash flow	5.2%	3.8%	10	4.6%	4.1%	11
Brazil	Discounted cash flow	7.6%	7%	10	7.9%	7.4%	10
Core Retail	Discounted cash flow	7.0%	5.3%	10	6.7%	5.4%	10
LP Investments Office	Discounted cash flow	9.7%	7.2%	7	10.0%	7.3%	7
LP Investments Retail	Discounted cash flow	8.7%	7.0%	10	8.8%	7.3%	10
Mixed-use	Discounted cash flow	7.3%	5.2%	10	7.6%	5.4%	10
Logistics(1)	Direct capitalization	—%	n/a	n/a	5.8%	n/a	n/a
Multifamily(1)	Direct capitalization	4.9%	n/a	n/a	5.1%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.2%	n/a	n/a	6.3%	n/a	n/a
Self-storage(1)(2)	Direct capitalization	—%	n/a	n/a	5.6%	n/a	n/a
Student Housing(1)	Direct capitalization	4.9%	n/a	n/a	5.8%	n/a	n/a
Manufactured Housing(1)	Direct capitalization	4.8%	n/a	n/a	5.5%	n/a	n/a
(1) The valuation method used to value hospitality, multifamily, triple net lease, self-storage, student housing, logistics and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.
(2)In the fourth quarter of 2020, the partnership sold its investment in a portfolio of self-storage assets.

Operating investment properties with a fair value of approximately $13.9 billion (December 31, 2019 - $14.1 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any buildings held under operating leases.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(i) above.

	Dec. 31, 2020				Dec. 31, 2019
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$14,682	$411	$—	$—	$15,213	$535
Canada	—	—	4,721	381	—	—	4,633	173
Australia	—	—	2,366	365	—	—	1,881	419
Europe	—	—	2,526	173	—	—	936	1,931
Brazil	—	—	309	—	—	—	361	—
Core Retail	—	—	20,324	—	—	—	21,561	—
LP Investments
LP Investments Office	—	—	7,946	781	—	—	8,054	702
LP Investments Retail	—	—	2,538	—	—	—	2,812	—
Logistics	—	—	—	—	—	—	84	10
Hospitality(1)			84	—	—	—	—	—
Multifamily	—	—	2,442	—	—	—	2,937	—
Triple Net Lease	—	—	3,719	—	—	—	4,508	—
Self-storage	—	—	—	—	—	—	991	16
Student Housing	—	—	2,757	205	—	—	2,445	160
Manufactured Housing	—	—	2,784	—	—	—	2,446	—
Mixed-Use	—	—	3,096	—	—	—	2,703	—
Total	$—	$—	$70,294	$2,316	$—	$—	$71,565	$3,946
(1) Represents excess land held for capital appreciation rather than an operating hotel asset.

There were no transfers between levels within the fair value hierarchy related to investment properties during the years ended December 31, 2020 and 2019. Investment properties with a fair value of $70.4 billion (December 31, 2019 - $73.2 billion) are pledged as security for property debt.

The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties for December 31, 2020, for properties valued using the discounted cash flow or direct capitalization method, respectively:

Dec. 31, 2020
(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States	$748
Canada	223
Australia	166
Europe	155
Brazil	5
Core Retail	1,076
LP Investments
LP Investments Office	401
LP Investments Retail	148
Mixed-use	142
Multifamily	117
Triple Net Lease	137
Student Housing	122
Manufactured Housing	130
Total	$3,570

During the year ended December 31, 2020, the partnership capitalized a total of $857 million (December 31, 2019 - $1,229 million) of costs related to development properties. Included in this amount is $815 million (December 31, 2019 - $1,125 million) of construction and related costs and $42 million (December 31, 2019 - $104 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2020 is 1.8% (December 31, 2019 - 3.7%).

NOTE 4. INVESTMENTS IN SUBSIDIARIES

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

The following table presents the partnership’s material subsidiaries as of December 31, 2020 and 2019:

	Jurisdiction of formation	Economic interest		Voting interest
		Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Subsidiary of the partnership
Brookfield Property L.P.(1)	Bermuda	49%	50%	100%	100%
Holding entities of the operating partnership
BPY Bermuda IV Holdings L.P.	Delaware	100%	100%	100%	100%
Brookfield BPY Retail Holdings II Inc.	Ontario	100%	100%	100%	100%
BPY Bermuda Holdings Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings II Limited	Bermuda	100%	100%	100%	100%
Brookfield BPY Holdings Inc.	Ontario	100%	100%	100%	100%
BPY Bermuda Holdings IV Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings IA Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings V Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings VI Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings VII Limited	Bermuda	100%	100%	100%	100%
Real estate subsidiaries of the holding entities
Brookfield Office Properties Inc. (“BPO”)	Canada	100%	100%	100%	100%
Brookfield BPY Holdings (Australia) ULC(2)	Canada	100%	100%	—%	—%
BPR Retail Holdings LLC(3)	United States	100%	100%	96%	95%
BSREP CARS Sub-Pooling LLC(4)	United States	26%	29%	—%	—%
Center Parcs UK(4)	United Kingdom	27%	27%	—%	—%
BSREP II Aries Pooling LLC(4)	United States	26%	26%	—%	—%
BSREP India Office Holdings Pte. Ltd.(4)	United States	33%	33%	—%	—%
BSREP II Retail Upper Pooling LLC(4)	United States	50%	50%	33%	33%
BSREP II Korea Office Holdings Pte. Ltd.(4)	South Korea	22%	22%	—%	—%
BSREP II PBSA Ltd.(4)	Bermuda	25%	25%	—%	—%
BSREP II MH Holdings LLC(4)	United States	26%	26%	—%	—%
(1)BPY holds all managing general partner units of the operating partnership and therefore has the power to direct the relevant activities and affairs of the operating partnership. The managing general partner units represent 49% and 50% of the total number of the operating partnership’s units at December 31, 2020 and 2019, respectively.
(2)This entity holds certain Australian properties not held through BPO.
(3)The partnership controls BPYU as it held 96% of the voting stock of BPYU through its 100% ownership of the BPYU Class B and Class C shares. The balance of the voting rights in respect of BPYU are held by the holders of the BPYU Units.
(4)The partnership holds its economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored real estate funds. By their nature, limited partnership interests do not have any voting rights. The partnership has entered into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investees.

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

	Jurisdiction of formation	Proportion of economic interests held by non- controlling interests		Non-controlling interests: Interests of others in operating subsidiaries and properties
(US$ Millions)		Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
BPO(1)	Canada	—%	—%	$4,758	$4,808
BPR Retail Holdings LLC(2)	United States	—%	—%	1,537	1,787
BSREP II MH Holdings LLC(3)	United States	74%	74%	998	773
BSREP II PBSA Ltd.	Bermuda	75%	75%	961	791
BSREP CARS Sub-Pooling LLC(3)	United States	74%	71%	889	973
BSREP II Korea Office Holdings Pte. Ltd.	South Korea	78%	78%	627	484
Center Parcs UK(3)	United Kingdom	73%	73%	550	675
BSREP II Aries Pooling LLC(3)	United States	74%	74%	425	554
BSREP II Retail Upper Pooling LLC(3)	United States	50%	50%	423	541
BSREP India Office Holdings Pte. Ltd.	United States	67%	67%	323	403
Other	Various	33% - 76%	18% - 76%	4,196	4,196
Total				$15,687	$15,985
(1)    Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(2)    Includes non-controlling interests in BPYU subsidiaries.
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

	Dec. 31, 2020
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
BPO	$1,886	$43,269	$6,877	$17,248	$4,929	$16,101
BPR Retail Holdings LLC	1,044	30,424	4,738	12,752	1,537	12,441
BSREP II MH Holdings LLC	72	2,797	50	1,502	998	319
BSREP II PBSA Ltd.	60	3,001	1,326	446	961	328
BSREP CARS Sub-Pooling LLC	245	3,774	454	2,363	889	313
BSREP II Korea Office Holdings Pte. Ltd.	100	3,518	56	2,755	627	180
Center Parcs UK	123	4,577	450	3,493	550	207
BSREP II Aries Pooling LLC	162	1,397	405	585	425	144
BSREP II Retail Upper Pooling LLC	216	2,331	684	1,011	423	429
BSREP India Office Holdings Pte. Ltd.	28	2,280	201	1,627	323	157
Total	$3,936	$97,368	$15,241	$43,782	$11,662	$30,619

	Dec. 31, 2019
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
BPO	$1,705	$43,102	$7,133	$17,033	$4,979	$15,662
BPR Retail Holdings LLC	402	32,526	1,523	15,509	1,787	14,109
BSREP CARS Sub-Pooling LLC	65	4,512	76	3,189	973	339
BSREP II PBSA Ltd.	68	2,633	73	1,566	791	271
BSREP II MH Holdings LLC	45	2,522	47	1,497	773	250
Center Parcs UK	70	4,445	242	3,343	675	255
BSREP II Aries Pooling LLC	158	1,880	487	808	554	189
BSREP II Retail Upper Pooling LLC	109	2,659	315	1,360	541	552
BSREP II Korea Office Holdings Pte. Ltd.	96	3,089	64	2,497	484	140
BSREP India Office Holdings Pte. Ltd.	35	2,252	150	1,539	403	195
BSREP UA Holdings LLC	46	349	6	243	102	44
Total	$2,799	$99,969	$10,116	$48,584	$12,062	$32,006

	Year ended Dec. 31, 2020
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,079	$142	$152	$69	$(37)	$7
BPR Retail Holdings LLC	1,612	(211)	(214)	16	(1,974)	(1,999)
BSREP II MH Holdings LLC	252	281	281	11	90	90
BSREP II PBSA Ltd.	129	63	99	8	21	33
BSREP CARS Sub-Pooling LLC	293	103	101	32	36	35
BSREP II Korea Office Holdings Pte. Ltd.	189	128	174	5	37	50
Center Parcs UK	284	(137)	(112)	—	(52)	(62)
BSREP II Aries Pooling LLC	146	75	75	100	26	26
BSREP II Retail Upper Pooling LLC	268	(187)	(187)	—	(177)	(177)
BSREP India Office Holdings Pte. Ltd.	176	(54)	(64)	11	(26)	(31)
Total	$5,428	$203	$305	$252	$(2,056)	$(2,028)

	Year ended Dec. 31, 2019
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,149	$318	$306	$77	$757	$808
BPR Retail Holdings LLC	1,592	66	67	122	652	657
BSREP CARS Sub-Pooling LLC	317	67	62	48	23	21
BSREP II PBSA Ltd.	148	144	173	85	49	59
BSREP II MH Holdings LLC	239	62	62	—	20	20
Center Parcs UK	658	47	139	320	17	51
BSREP II Aries Pooling LLC	256	75	74	33	26	26
BSREP II Retail Upper Pooling LLC	298	(121)	(121)	2	(116)	(116)
BSREP II Korea Office Holdings Pte. Ltd.	219	52	26	131	15	7
BSREP India Office Holdings Pte. Ltd.	187	144	129	181	70	62
BSREP UA Holdings LLC	115	(96)	(96)	222	(43)	(43)
Forest City(1)	—	—	—	—	—	—
Total	$6,178	$758	$821	$1,221	$1,470	$1,552
 (1)    The non-controlling interests of Forest City was deconsolidated on January 31, 2019. See Note 3, Investment Properties, for further information.

	Year ended Dec. 31, 2018
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,159	$245	$240	$35	$147	$194
Forest City	65	(153)	(153)	21	(27)	(27)
BPR Retail Holdings LLC	584	34	34	(1)	457	447
BSREP CARS Sub-Pooling LLC	311	105	99	54	37	34
Center Parcs UK	644	87	50	55	33	19
BSREP II Korea Office Holdings Pte. Ltd.	211	96	69	8	28	20
BSREP II MH Holdings LLC	248	132	132	8	42	42
BSREP II PBSA Ltd.	131	68	20	—	23	7
BSREP India Office Holdings Pte. Ltd.	176	245	209	11	119	102
BSREP II Aries Pooling LLC	190	51	52	69	18	18
BSREP II Retail Upper Pooling LLC	302	(190)	(191)	1	(189)	(190)
BSREP UA Holdings LLC	128	20	20	—	9	9
Total	$5,149	$740	$581	$261	$697	$675
Certain of the partnership’s subsidiaries are subject to restrictions over the extent to which they can remit funds to the partnership in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
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

			Proportion of ownership interests/voting rights held by the partnership		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Joint ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,440	$3,578
Manhattan West, New York	Property holding company	United States	56%	56%	2,122	1,918
Ala Moana Center, Hawaii	Property holding company	United States	50%	50%	1,862	1,946
BPYU JV Pool A	Property holding company	United States	50%	50%	1,723	1,882
BPYU JV Pool B	Property holding company	United States	51%	51%	1,121	1,366
Fashion Show, Las Vegas	Property holding company	United States	50%	50%	835	832
BPYU JV Pool C	Property holding company	United States	50%	50%	692	777
Grace Building, New York	Property holding company	United States	50%	50%	676	716
BPYU JV Pool D	Property holding company	United States	48%	48%	548	649
Southern Cross East, Melbourne	Property holding company	Australia	50%	50%	433	466
The Grand Canal Shoppes, Las Vegas	Property holding company	United States	50%	50%	416	414
One Liberty Plaza, New York	Property holding company	United States	51%	51%	382	409
680 George Street, Sydney	Property holding company	Australia	50%	50%	375	340
The Mall in Columbia, Maryland	Property holding company	United States	50%	50%	298	282
Brookfield D.C. Office Partners LLC ("D.C. Fund"), Washington, D.C.	Property holding company	United States	51%	51%	257	283
Potsdamer Platz, Berlin	Property holding company	Germany	25%	25%	255	225
BPYU JV Pool F	Property holding company	United States	51%	51%	253	278
BPYU JV Pool G	Property holding company	United States	68%	68%	251	254
Baybrook Mall, Texas	Property holding company	United States	51%	51%	251	332
Brookfield Brazil Retail Fundo de Investimento em Participaçõe (“Brazil Retail”)	Holding company	Brazil	46%	46%	251	335
Shops at La Cantera, Texas	Property holding company	United States	50%	50%	249	249
Miami Design District, Florida	Property holding company	United States	22%	22%	238	252
Other(2)(3)	Various	Various	14% - 55%	14% - 55%	2,510	2,645
					19,438	20,428
Associates
Other	Various	Various	16% -31%	23% - 31%	281	336
					281	336
Total					$19,719	$20,764
(1)Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc in London.
(2)Other joint ventures consists of approximately 36 joint ventures, all of which have a carrying value below $238 million.
(3)Other joint ventures includes $38 million related to the Atlantis Paradise Island resort (the “Atlantis”). Refer to Note 8, Property, Plant And Equipment for further information.

(a) 2020 Conditions
Due to the market uncertainty from the shutdown, the partnership has made adjustments to its cash flow models for all properties within the partnership’s equity accounted investments to reflect its assumptions with respect to rent collections, potential tenant bankruptcies, anticipated length of closures and travel restrictions. These assumptions considered all information available to the partnership at the time of the valuation. The partnership’s share of fair value losses primarily from the partnership’s Core Retail joint ventures reflects updated cashflow assumptions on a suite-by-suite basis with revised market leasing assumptions, vacancy reserve, downtime, retention assumptions and capital costs. The partnership has updated valuation metrics where necessary to reflect changes in the property level risk profile, most notably where we have concerns with anchor tenants who have recently filed for bankruptcy. Please see Note 3, Investment Properties for further information.

(b) 2019 Transactions
The deconsolidation of BSREP III resulted in a decrease to equity accounted investments of $1,434 million. Please see Note 3, Investment Properties for further information.

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

The following table presents the change in the balance of the partnership’s equity accounted investments as of December 31, 2020 and 2019:

(US$ Millions) Years ended Dec. 31,	2020	2019
Equity accounted investments, beginning of year	$20,764	$22,698
Additions(1)	522	684
Disposals and return of capital distributions	(108)	(764)
Share of net (losses) earnings from equity accounted investments	(749)	1,969
Distributions received	(618)	(470)
Foreign currency translation	107	127
Reclassification from(to) assets held for sale(2)	121	(189)
Impact of deconsolidation of BSREP III(3)	—	(1,434)
Other comprehensive income and other(4)	(320)	(1,857)
Equity accounted investments, end of year	$19,719	$20,764
(1)Includes $70 million related to the Atlantis resort due to deconsolidation of the investment in the third quarter of 2020.
(2)The partnership’s interest in the Diplomat was reclassified to assets held for sale in the fourth quarter of 2019 and reclassified back to equity accounted investments in the second quarter of 2020.
(3)Includes the impact of the deconsolidation of BSREP III investments, primarily Forest City. See above for further information.
(4)The partnership acquired an incremental interest in Park Meadows in Colorado, Towson Town Center in Maryland, Perimeter Mall in Georgia, Shops at Merrick Park in Florida and 730 Fifth Avenue in New York during 2019, bringing its ownership in each of the malls to 100%. As a result, the partnership now consolidate its interest in the assets. The partnership also acquired an incremental interest in One and Two London Wall Place in London during 2019. As a result, the partnership now consolidates its interest in the assets.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Dec. 31, 2020			Dec. 31, 2019
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office
United States	Discounted cash flow	6.4%	4.7%	11	6.8%	4.9%	11
Australia	Discounted cash flow	6.3%	5.3%	10	6.5%	5.2%	10
Europe	Discounted cash flow	5.6%	4.7%	10	4.6%	5.0%	10
Core Retail
United States	Discounted cash flow	6.3%	4.9%	10	6.3%	4.9%	10
LP Investments - Office	Discounted cash flow	6.0%	5.3%	10	6.0%	5.3%	10
LP Investments - Retail	Discounted cash flow	7.4%	6.1%	10	7.4%	6.2%	10
Multifamily(1)	Direct capitalization	4.3%	n/a	n/a	5.3%	n/a	n/a
(1)The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as of December 31, 2020 and 2019:

	Dec. 31, 2020
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
Canary Wharf Joint Venture	$1,608	$13,160	$2,146	$5,742	$6,880
Manhattan West	361	7,775	497	3,850	3,789
Ala Moana	156	5,508	50	1,889	3,725
BPYU JV Pool A	256	5,618	108	2,320	3,446
BPYU JV Pool B	301	5,572	161	3,514	2,198
Fashion Show	54	2,461	16	829	1,670
BPYU JV Pool C	67	2,090	37	655	1,465
Grace Building	130	2,495	34	1,237	1,354
BPYU JV Pool D	67	1,619	69	469	1,148
Southern Cross East	8	869	10	—	867
The Grand Canal Shoppes	49	1,794	38	974	831
One Liberty Plaza	40	1,681	118	853	750
680 George Street	9	749	7	—	751
The Mall in Columbia	29	825	13	246	595
D.C. Fund	45	1,241	353	429	504
Potsdamer Platz	69	2,397	42	1,402	1,022
BPYU JV Pool F	21	709	6	227	497
BPYU JV Pool G	19	721	15	355	370
Baybrook Mall	19	718	13	232	492
Brazil Retail	27	764	6	74	711
The Shops at La Cantera	20	736	11	246	499
Miami Design District	68	1,635	50	576	1,077
Other	1,540	13,881	1,088	7,279	7,054
	4,963	75,018	4,888	33,398	41,695
Associates
Other	91	2,800	998	1,111	782
	91	2,800	998	1,111	782
Total	$5,054	$77,818	$5,886	$34,509	$42,477

	Dec. 31, 2019
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
Canary Wharf Joint Venture	$1,219	$13,432	$1,344	$6,151	$7,156
Ala Moana	99	5,717	43	1,882	3,891
Manhattan West	215	6,502	1,659	1,633	3,425
BPYU JV Pool A	218	5,862	125	2,191	3,764
BPYU JV Pool B	230	6,085	102	3,534	2,679
Fashion Show	38	2,475	20	828	1,665
BPYU JV Pool C	41	2,295	34	666	1,636
Grace Building	44	2,304	16	896	1,436
BPYU JV Pool D	50	2,183	82	790	1,361
Southern Cross East	6	933	7	—	932
The Grand Canal Shoppes	54	1,782	35	974	827
One Liberty Plaza	28	1,666	39	854	801
680 George Street	3	680	4	—	679
Brazil Retail	31	1,024	11	95	949
Baybrook Mall	14	883	11	236	650
D.C. Fund	50	1,298	190	604	554
The Mall in Columbia	27	867	9	321	564
BPYU JV Pool F	9	768	5	227	545
BPYU JV Pool G	13	733	15	360	371
Miami Design District	53	1,683	29	570	1,137
Other(1)	1,821	14,706	1,971	6,236	8,320
	4,263	73,878	5,751	29,048	43,342
Associates
Other	123	1,837	35	1,045	880
	123	1,837	35	1,045	880
Total	$4,386	$75,715	$5,786	$30,093	$44,222
(1)BPYU JV Pool E, Forest City Joint Ventures and The Shops at Merrick Park are included in Other as they have carrying values of nil due to transaction activity and deconsolidation during 2019.

Summarized financial information in respect of the partnership’s equity accounted investments for the years ended December 31, 2020, 2019 and 2018 is set out below:

	Year ended December 31, 2020
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net (loss) income	Other compre- hensive (loss)income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$619	$377	$(713)	$19	$(452)	$(4)	$(226)	$4
Manhattan West	259	179	379	—	459	(75)	257	221
Ala Moana	269	158	(279)	—	(168)	—	(84)	9
BPYU JV Pool A	353	230	(543)	—	(420)	—	(210)	—
BPYU JV Pool B	483	356	(601)	4	(470)	—	(240)	—
Fashion Show	103	56	(46)	—	1	—	—	8
BPYU JV Pool C	145	80	(222)	—	(157)	—	(78)	6
Grace Building	108	95	121	—	134	—	67	123
BPYU JV Pool D	71	36	(203)	17	(151)	—	(72)	3
Southern Cross East	40	6	6	—	40	—	20	18
The Grand Canal Shoppes	92	84	(18)	—	(10)	—	(5)	—
One Liberty Plaza	149	88	(34)	—	27	(35)	14	21
680 George Street	36	9	3	—	30	—	15	12
The Mall in Columbia	55	33	(58)	—	(36)	—	(18)	—
D.C. Fund	115	80	(89)	—	(54)	(1)	(27)	—
Potsdamer Platz	79	61	25	—	43	—	11	—
BPYU JV Pool F	37	7	(64)	—	(34)	—	(18)	—
BPYU JV Pool G	48	33	(27)	—	(12)	—	(8)	—
Baybrook Mall	40	26	(134)	—	(120)	—	(61)	—
Brazil Retail	28	12	(22)	—	(6)	—	(3)	5
Shops at La Cantera	11	24	(28)	31	(10)	—	(5)	—
Miami Design District	65	88	(51)	—	(74)	—	(16)	—
Other	1,063	832	(7)	13	237	8	28	188
	4,268	2,950	(2,605)	84	(1,203)	(107)	(659)	618
Associates
Other	92	186	(39)	(2)	(135)	(939)	(90)	—
	92	186	(39)	(2)	(135)	(939)	(90)	—
Total	$4,360	$3,136	$(2,644)	$82	$(1,338)	$(1,046)	$(749)	$618
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

	Year ended December 31, 2019
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$555	$320	$126	$22	$383	$(11)	$191	$9
Ala Moana	300	149	758	—	909	—	455	48
Manhattan West	201	136	155	—	220	(43)	123	42
BPYU JV Pool A	379	214	172	—	337	—	168	6
BPYU JV Pool B	564	350	(50)	65	229	—	116	—
Fashion Show	118	57	(112)	—	(51)	—	(26)	15
BPYU JV Pool C	158	73	7	—	92	—	46	10
Grace Building	107	84	215	—	238	—	119	—
BPYU JV Pool D	—	—	(49)	64	15	—	8	5
Southern Cross East	42	6	110	—	146	—	73	5
The Grand Canal Shoppes	138	73	(44)	—	21	—	11	21
One Liberty Plaza	134	84	(25)	—	25	(33)	13	9
680 George Street	36	9	47	—	74	—	37	15
Brazil Retail	59	54	157	—	162	—	75	39
Baybrook Mall	45	26	204	—	223	—	114	—
D.C. Fund	125	82	(50)	—	(7)	—	(4)	—
The Mall in Columbia	56	29	5	—	32	—	16	—
BPYU JV Pool F	39	17	178	—	200	—	102	—
BPYU JV Pool G	53	32	50	—	71	—	48	—
Miami Design District	72	67	(234)	—	(229)	—	(51)	—
Other(2)	1,746	1,217	349	11	889	(17)	359	142
	4,927	3,079	1,969	162	3,979	(104)	1,993	366
Associates
Diplomat	172	181	(6)	—	(15)	—	(13)	73
BPREP	—	—	—	—	—	—	—	—
Other	216	251	(10)	3	(42)	50	(11)	31
	388	432	(16)	3	(57)	50	(24)	104
Total	$5,315	$3,511	$1,953	$165	$3,922	$(54)	$1,969	$470
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.
(2)Includes BPYU JV Pool E, Forest City Joint Ventures and The Shops at Merrick Park as they have carrying values of nil due to transaction activity and deconsolidation during 2019.

	Year ended December 31, 2018
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income of EAI(1)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$547	$125	$(72)	$(1)	$350	$8	$175	$—
BPYU JV Pool A	162	77	(5)	—	81	—	41	—
Manhattan West	123	104	423	—	442	(15)	248	—
Ala Moana	78	38	(6)	—	34	—	17	8
Forest City(2)	48	35	—	—	14	—	8	—
BPYU JV Pool B	208	112	(7)	8	96	—	49	1
Fashion Show	32	13	(2)	—	16	—	8	3
BPYU JV Pool C	52	23	(1)	—	28	—	14	6
BPYU JV Pool D	—	—	—	26	26	—	12	2
BPYU JV Pool E	49	15	(2)	—	31	—	11	3
The Grand Canal Shoppes	30	18	(1)	—	11	—	5	2
Grace Building	125	83	(34)	—	8	—	4	8
One Liberty Plaza	114	84	9	—	40	(10)	21	9
Southern Cross East	45	7	38	—	76	—	38	—
680 George Street	34	9	136	—	161	—	56	18
Brazil Retail	61	30	59	—	89	—	41	20
D.C. Fund	131	81	(45)	—	5	—	2	22
Miami Design District	24	24	(1)	—	(2)	—	—	—
The Mall in Columbia	19	9	(1)	—	9	—	5	—
Shops at Merrick Park	17	6	—	—	11	—	6	1
Other	1,290	897	696	(22)	1,068	(19)	409	143
	3,189	1,790	1,184	11	2,594	(36)	1,170	246
Associates
GGP(3)	1,536	1,221	(1,598)	271	(1,012)	(15)	(274)	214
CXTD(4)	142	60	18	(3)	97	—	21	10
Diplomat	174	175	—	—	(1)	77	(1)	18
BPREP	60	(10)	1	—	71	—	9	4
Other	263	261	71	1	74	76	22	26
	2,175	1,707	(1,508)	269	(771)	138	(223)	272
Total	$5,364	$3,497	$(324)	$280	$1,823	$102	$947	$518
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.
(2) The partnership deconsolidated it’s investment in Forest City due to deconsolidation of BSREP III in the first quarter of 2019.
(3) Includes net income presented before allocation to non-controlling interests and preferred dividends from GGP prior to the GGP acquisition in the third quarter of 2018.
(4) The partnership sold it’s interest in CXTD in the first quarter of 2019.

Certain of the partnership’s investment in joint ventures and associates are subject to restrictions over the extent to which they can remit funds to the partnership in the form of the cash dividends or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

NOTE 6. INVESTMENTS IN JOINT OPERATIONS
The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenues, and expenses of the properties in these consolidated financial statements:

		Place of incorporation and principal place of business	Ownership(1)
Name of property	Principal activity		Dec. 31, 2020	Dec. 31, 2019
Brookfield Place - Retail & Parking	Property	Toronto	56%	56%
Brookfield Place III	Development property	Toronto	54%	54%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(2)	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	25%	25%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Bankers West Parkade	Development property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
Place de Ville I	Property	Ottawa	25%	25%
Place de Ville II	Property	Ottawa	25%	25%
300 Queen Street	Development property	Ottawa	25%	25%
52 Goulburn Street	Property	Sydney	24%	24%
235 St Georges Terrace	Property	Perth	24%	24%
108 St Georges Terrace	Property	Perth	50%	50%
Southern Cross West	Property	Melbourne	50%	50%
Shopping Patio Higienópolis	Property	São Paulo	25%	25%
Shopping Patio Higienópolis - Expansion	Development property	São Paulo	32%	32%
Shopping Patio Higienópolis - Co-Invest	Property	São Paulo	5%	5%
Shopping Patio Higienópolis Expansion - Co-Invest	Development property	São Paulo	6%	6%
G2-Infospace Gurgaon	Property	NCR-Delhi Region	72%	72%
(1)Represents ownership in these properties before non-controlling interests in subsidiaries that hold these ownership interests.
(2)First Canadian Place in Toronto is subject to a ground lease with respect to 50% of the land on which the property is situated. At the expiry of the ground lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the property.

NOTE 7. PARTICIPATING LOAN INTERESTS
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

For the year ended December 31, 2020, the partnership recognized interest income on the participating loan interests of nil (2019 - $8 million; 2018 - $17 million) and fair value gains of nil (2019 - $41 million; 2018 - $36 million).

NOTE 8. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK, a portfolio of extended-stay hotels in the United States and a hotel at IFC Seoul.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	5 to 50 +
Land improvements	15
Furniture, fixtures and equipment	3 to 10

Hospitality properties are accounted for under the revaluation model with revaluation to fair value performed annually at December 31. Significant unobservable inputs (Level 3) in estimating hospitality property values under the revaluation method include estimates of replacement cost and estimates of remaining economic life.

Hospitality properties with a fair value of approximately $2.9 billion (December 31, 2019 - $2.8 billion) are situated on land held under leases or other agreements largely expiring after the year 2065.

In the first half of 2020, the hospitality sector within the LP Investments segment had the most immediate and acute impact from the shutdown as the majority of the partnership’s hospitality investments were closed, and currently remain closed or are operating a reduced occupancy, either as a result of mandatory closure orders from various government authorities or due to severe travel restrictions. As a result of these closures, the partnership identified impairment indicators and performed impairment tests for each of the partnership’s hospitality investments based on revised cash flows and valuation metrics. For the twelve months ended December 31, 2020, the partnership recognized impairment of its property, plant and equipment of $273 million, of which $179 million relates to the Atlantis prior to deconsolidation of the investment. The recoverable amount of the Atlantis of $1,962 million was determined based on a value-in-use approach, which reflected a reduction in estimated operating cash flows as a result of the closure of Atlantis due to the shutdown, using a terminal capitalization rate of 7% and a discount rate of 9%. The impairment was recorded as a reduction in the revaluation surplus included in other comprehensive income.

In the third quarter of 2020, the partnership completed the recapitalization of the Atlantis with a consortium of investors who made a total commitment of $300 million in the form of preferred equity. The partnership committed to 41.5% of the total commitment, of which $54 million is unfunded as of December 31, 2020. An affiliate of Brookfield Asset Management committed to 41.5% and the remaining 17% was committed by third party investors. In connection with the recapitalization, the partnership and the affiliate of Brookfield Asset Management were granted equal approval rights which resulted in a change of control. The partnership deconsolidated its investment in the Atlantis and now accounts for its interest under the equity method (refer to Note 5, Equity Accounted Investments). The partnership recognized a gain on loss of control of $62 million in fair value (losses) gains, net.

The following table presents the change to the components of the partnership’s hospitality assets from the beginning of the year:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Cost:
Balance, beginning of year	$7,246	$7,461
Accounting policy change(1)	—	122
Additions	164	387
Disposals	(75)	(52)
Foreign currency translation	142	98
Impact of deconsolidation due to loss of control and other(2)	(1,902)	(770)
	5,575	7,246
Accumulated fair value changes:
Balance, beginning of year	1,343	1,049
Revaluation (losses) gains, net (3)(4)	(130)	301
Impact of deconsolidation due to loss of control and other(2)	(729)	(7)
Disposals	13	—
Provision for impairment(3)	(15)	—
Foreign currency translation	6	—
	488	1,343
Accumulated depreciation:
Balance, beginning of year	(1,311)	(1,004)
Depreciation	(306)	(329)
Disposals	28	30
Foreign currency translation	(25)	(15)
Impact of deconsolidation due to loss of control and other(2)	786	7
	(828)	(1,311)
Total property, plant and equipment(5)	$5,235	$7,278
(1)The prior year includes the impact of the adoption of IFRS 16 through the recognition of right-of-use assets. See Note 2, Summary of Significant Accounting Policies for further information.
(2)The prior year includes the impact of the deconsolidation of BSREP III investments. See Note 3, Investment Properties for further information. The current year includes the impact of deconsolidation of the Atlantis.
(3)The current year impairment losses were recorded in revaluation losses, net in other comprehensive income and fair value (losses) gains, net in the income statement, which was a result of the impairment test performed on each of the partnership’s hospitality investments from the impact of the shutdown as discussed above.
(4)Revaluation (losses) gains, net includes $258 million of impairment losses offset by $128 million of revaluation gains.
(5)Includes right-of-use assets of $164 million (December 31, 2019 - $175 million).

NOTE 9. GOODWILL
Goodwill of $1,080 million at December 31, 2020 (December 31, 2019 - $1,041 million) was primarily attributable to Center Parcs UK of $824 million and IFC Seoul of $240 million (December 31, 2019 - $799 million and $226 million, respectively). The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

The partnership tested the goodwill attributed to Center Parcs UK for impairment and trademark assets as of December 31, 2020 as a result of intermittent closures and occupancy restrictions in place due to the shutdown. The current year analysis uses a 10-year cash flow projection with a 3% long-term growth rate used to extrapolate cash flows after the third year, a discount rate derived from a market-based-weighted-average cost of capital, and a terminal capitalization rate derived from a market-based EBITDA multiple. Based on the impairment test, no impairment was recorded as the recoverable amount of the cash-generating unit of $4,185 million (2019 - $4,230 million) exceeded the carrying value of the cash-generating unit of $4,045 million (2019 - $4,002 million). The recoverable amount was determined based on a value-in-use approach based on a terminal capitalization rate of 7.8% (2019 - n/a) and a discount rate of 9.5% (2019 - 7.9%). A discount rate of 10%, a long-term growth rate of 2.3%, or a terminal capitalization rate of 8.2% used in the current year impairment analysis would eliminate the headroom between the recoverable amount and carrying value of the cash-generating unit.

NOTE 10. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs UK.

The trademark assets of Center Parcs UK had a carrying amount of $982 million as of December 31, 2020 (December 31, 2019 - $956 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way. Refer to Note 9, Goodwill for detail on the Center Parcs impairment analysis.

At December 31, 2020, intangible assets of the Atlantis had a carrying value of nil (December 31, 2019 - $205 million) due to deconsolidation of the investment. Refer to Note 5, Equity Accounted Investments and Note 8, Property, Plant And Equipment for further detail.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Other	4 to 7

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

For the twelve months ended December 31, 2020, the partnership recognized an impairment of its intangible assets related to Atlantis of $18 million, prior to deconsolidation. The impairment was recorded as a charge through the income statement during the first and second quarters of 2020. Refer to Note 8, Property, Plant And Equipment for more detail on the Atlantis impairment analysis.

The following table presents the components of the partnership’s intangible assets as of December 31, 2020 and December 31, 2019:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Cost	$1,016	$1,265
Accumulated amortization	(34)	(55)
Accumulated impairment losses	—	(48)
Balance, end of year	$982	$1,162

The following table presents a roll forward of the partnership’s intangible assets December 31, 2020 and December 31, 2019:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Balance, beginning of year	$1,162	$1,179
Acquisitions	6	9
Amortization	(12)	(12)
Impairment losses	(18)	—
Foreign currency translation	30	36
Impact of deconsolidation due to loss of control and other(1)	(186)	(50)
Balance, end of year	$982	$1,162
(1)The prior year includes the impact of deconsolidation of BSREP III investments. See Note 3, Investment Properties for further information. The current year includes the impact of deconsolidation of Atlantis. See Note 8, Property, Plant And Equipment.

NOTE 11. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Securities - FVTPL	$1,612	$1,250
Derivative assets	72	10
Securities - FVTOCI	86	121
Restricted cash	241	154
Inventory(1)	877	507
Other	289	284
Total other non-current assets	$3,177	$2,326
(1)Includes right-of-use inventory of $33 million as of December 31, 2020 (December 31, 2019 - $31 million).

Securities - FVTPL

Securities - FVTPL consists of its convertible preferred units of a U.S. hospitality company. The preferred units earn a cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership receives distributions payable in additional convertible preferred units of the U.S. hospitality operating company at 5.0% per annum compounding quarterly. In 2019, the partnership purchased an additional $238 million of convertible preferred units of a U.S. hospitality operating company. The carrying value of these convertible preferred units as of December 31, 2020 was $447 million (December 31, 2019 - $418 million).

Also included in Securities - FVTPL is the partnership’s investment in BSREP III, which is accounted for as a financial asset following the deconsolidation of its investments in the first quarter of 2019. The carrying value of the BSREP III financial asset as of December 31, 2020 was $756 million (December 31, 2019 - $417 million).

NOTE 12. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Derivative assets	$164	$80
Accounts receivable(1) - net of expected credit loss of $114 million (2019 - $51 million)	753	510
Restricted cash and deposits	292	239
Prepaid expenses	330	278
Other current assets	332	300
Total accounts receivable and other	$1,871	$1,407
(1)See Note 34, Related Parties, for further discussion.

With respect to accounts receivable, the partnership recorded a $99 million loss allowance in commercial property operating expenses for the twelve months ended December 31, 2020. As of December 31, 2020, the partnership has collected approximately 96% of office rents and 67% of retail rents since April when the global economic shutdown began. While working to preserve profitability and cash flow, the partnership is also working with its tenants regarding requests for lease concessions and other forms of assistance, predominantly within the Core Retail segment. The partnership continues to make meaningful progress in its negotiations with national and local tenants to secure rental payments, despite a significant portion of the partnership’s tenants requesting rental assistance, whether in the form of deferral or rent reduction. As of December 31, 2020, in response to the COVID-19 pandemic, the partnership granted rent deferrals of 4% and rent abatements of 5% of 2020 retail rent. The rent abatements granted were considered lease modification and will be recognized prospectively over the remaining lease terms from the period the rent was abated. While the partnership anticipates that it may grant further rent concessions, such as the deferral or abatement of lease payments, such rent concession requests are evaluated on a case-by-case basis. Where tenants are expected to be able to meet their lease obligations after concessions have been granted, the allowance for expected credit losses includes only the portion of the expected abatements that is deemed attributable to the current period, considering the weighted average remaining lease terms. Not all requests for rent relief will be granted as the partnership does not intend to forgo its legally enforceable contractual rights that exist under its lease agreements.

NOTE 13. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of December 31, 2020 and December 31, 2019:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Investment properties	$481	$160
Equity accounted investments	102	223
Accounts receivables and other assets	5	4
Assets held for sale	588	387
Debt obligations	380	138
Accounts payable and other liabilities	16	2
Liabilities associated with assets held for sale	$396	$140

The following table presents the change to the components of the assets held for sale from the beginning of the year:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Balance, beginning of year	$387	$1,004
Reclassification to/(from) assets held for sale, net	2,381	3,387
Disposals	(2,222)	(4,038)
Fair value adjustments	9	14
Foreign currency translation	20	(5)
Other	13	25
Assets held for sale	$588	$387

At December 31, 2019, assets held for sale included its equity accounted investment in the Diplomat in Florida, an office asset in California and six triple net lease assets in the United States, as the partnership intended to sell controlling interest in these assets to third parties in the next 12 months.

In the first quarter of 2020, the partnership sold an office asset in California and five triple-net lease assets in the U.S within the LP Investments portfolio for net proceeds of approximately $73 million.

In the second quarter of 2020, the partnership sold three triple-net lease assets in the U.S., seven multifamily assets in the U.S., and an office asset in the U.S. for net proceeds of approximately $77 million. Additionally, the Diplomat hotel was reclassified out of assets held for sale into equity accounted investments as the sale is no longer expected to occur in the next 12 months.

In the third quarter of 2020, the partnership sold two triple-net lease assets in the U.S. and an office asset in Brazil for net proceeds of approximately $104 million.

In the fourth quarter of 2020, the partnership sold a Core Office asset in London, a portfolio of self-storage assets in the U.S and four triple-net lease assets in the U.S. for net proceeds of approximately $740 million.

At December 31, 2020, asset held for sale included an office asset in Australia, a multifamily asset in the U.S., two malls in the U.S., a mall in Brazil and four triple net lease assets in the U.S.

NOTE 14. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Dec. 31, 2020		Dec. 31, 2019
(US$ Millions)	Weighted- average rate	Debt balance	Weighted- average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	1.75%	$1,357	3.33%	$836
Brookfield Property Partners’ corporate bonds	4.14%	1,890	4.25%	1,082
Brookfield Property REIT Inc. term debt	2.90%	3,976	4.17%	4,010
Brookfield Property REIT Inc. senior secured notes	5.75%	945	5.75%	1,000
Brookfield Property REIT Inc. corporate facility	2.41%	1,015	4.03%	715
Brookfield Property REIT Inc. junior subordinated notes	1.66%	206	3.39%	206
Subsidiary borrowings	1.69%	196	3.27%	202

Secured debt obligations:
Funds subscription credit facilities(1)	2.51%	315	2.83%	57
Fixed rate	4.27%	28,446	4.35%	28,717
Variable rate	3.61%	16,629	4.52%	19,121
Deferred financing costs		(258)		(418)
Total debt obligations		$54,717		$55,528

Current		$13,074		$8,825
Non-current		41,263		46,565
Debt associated with assets held for sale		380		138
Total debt obligations		$54,717		$55,528
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2021 to 2022, however, approximately 3% of its debt obligations represent non-recourse mortgages on retail assets where the partnership has suspended contractual payment, and is currently engaging in modification or restructuring discussions with the respective creditors. The partnership is generally seeking relief given the circumstances resulting from the current economic slowdown, and may or may not be successful with these negotiations. If the partnership is unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Dec. 31, 2020			Dec. 31, 2019
(US$ Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. dollars	$37,413	$	$37,413	$39,286	$	$39,286
British pounds	6,809		£4,981	6,997		£5,279
Canadian dollars	4,408	C$	5,613	3,431	C$	4,457
South Korean Won	2,093	₩	2,280,000	1,973	₩	2,280,000
Australian dollars	1,473	A$	1,914	1,273	A$	1,814
Indian Rupee	2,257	Rs	164,753	2,209	Rs	157,797
Brazilian reais	180	R$	936	480	R$	1,935
China Yuan	22	C¥	143	11	C¥	78
Euros	320		€262	286		€255
Deferred financing costs	(258)			(418)
Total debt obligations	$54,717			$55,528

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2019	Debt obligation issuance, net of repayments	Deconsolidation due to loss of control	Debt from asset acquisitions	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Dec. 31, 2020
Debt obligations	$55,528	1,571	(2,105)	364	(1,199)	145	430	(17)	$54,717

NOTE 15. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of December 31, 2020 and 2019:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2020	Dec. 31, 2019
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$586	$574
Series 2	24,000,000	6.50%	555	546
Series 3	24,000,000	6.75%	538	530
BPO Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	842,534	5.25%	21	23
Series 2	556,746	5.75%	11	13
Series 3	789,718	5.00%	16	18
Series 4	594,994	5.20%	12	18
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	249	249
Rouse Series A Preferred Shares	5,600,000	5.00%	142	142
BSREP II Vintage Estate Partners LLC (“Vintage Estates”) Preferred Shares	10,000	5.00%	40	40
Capital Securities – Fund Subsidiaries			863	922
Total capital securities			$3,033	$3,075

Current			$649	$75
Non-current			2,384	3,000
Total capital securities			$3,033	$3,075
(1)Class B, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

The capital securities presented above represent interests in the partnership or its subsidiaries that are in legal form equity and are accounted for as liabilities in accordance with IAS 32 due to the redemption features of these instruments.

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

Capital securities includes $249 million at December 31, 2020 (December 31, 2019 - $249 million) of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders are entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025.

Capital securities also includes $142 million at December 31, 2020 (December 31, 2019 - $142 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. (“Rouse”) which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $40 million at December 31, 2020 (December 31, 2019 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

The Capital Securities - Fund Subsidiaries includes $807 million (December 31, 2019 - $860 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at FVTPL.

Capital Securities - Fund Subsidiaries also includes $56 million at December 31, 2020 (December 31, 2019 - $62 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

			Non-cash changes on capital securities
(US$ Millions)	Dec. 31, 2019	Capital securities redeemed net of issued	Fair value changes	Foreign currency translation	Other	Dec. 31, 2020
Capital securities	$3,075	$(13)	$(23)	$—	$(6)	$3,033

Capital securities includes $38 million (December 31, 2019 - $49 million) repayable in Canadian Dollars of C$49 million (December 31, 2019 - C$64 million).

NOTE 16. INCOME TAXES
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

The components of net deferred tax liability are presented as follows:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Deferred income tax assets:
Non-capital losses (Canada)	$64	$60
Capital losses (Canada)	33	33
Net operating losses (United States)	465	351
Non-capital losses (foreign)	141	107
Tax credit carryforwards	27	27
Foreign currency	—	10
Other	42	43
	772	631
Deferred income tax (liabilities):
Properties	(3,630)	(3,146)
	(3,630)	(3,146)
Net deferred tax (liability)	$(2,858)	$(2,515)

The changes in deferred tax balances are presented as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2019	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2020
Deferred tax assets	$631	$231	$(35)	$—	$8	$(63)	$772
Deferred tax (liabilities)	(3,146)	(393)	—	—	(91)	—	(3,630)
Net deferred tax (liability)	$(2,515)	$(162)	$(35)	$—	$(83)	$(63)	$(2,858)

		Recognized in
(US$ Millions)	Dec. 31, 2018	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2019
Deferred tax assets	$516	$117	$—	$(7)	$5	$—	$631
Deferred tax (liabilities)	(2,894)	(149)	(7)	—	(35)	(61)	(3,146)
Net deferred tax (liability)	$(2,378)	$(32)	$(7)	$(7)	$(30)	$(61)	$(2,515)

During 2020, the partnership and its subsidiaries have reevaluated certain net operating losses in entities that have been previously acquired and determined that the partnership does not expect to utilize those loses. As such, the partnership has written off $35 million of NOLs via equity. The partnership and its subsidiaries utilized certain tax attributes to reduce overall tax liabilities, resulting in a reduction of deferred tax assets in the amount of $63 million.

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

The Holding Entities and their Canadian subsidiaries have deferred tax assets of $64 million (December 31, 2019 - $60 million) related to non-capital losses that will begin to expire in 2032, and $33 million (December 31, 2019 - $33 million) related to capital losses that have no expiry. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $465 million (December 31, 2019 - $351 million) related to net operating losses that will begin to expire in 2026. The Holding Entities and their foreign subsidiaries, mainly in South Korea and India, have deferred tax assets of $141 million (December 31, 2019 - $107 million) related to non-capital losses which will begin to expire in 2021.

The gross deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized are as follows:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Unused tax losses - gross
Net operating losses (United States)	$24	$287
Net operating losses (foreign)	409	428
Unrecognized deductible temporary differences, unused tax losses, and unused tax credits	$433	$715

The Holding Entities, their U.S. subsidiaries, and foreign subsidiaries have gross deductible temporary differences, unused tax losses, and unused tax credits which have not been recognized of $433 million (December 31, 2019 - $715 million) related to net operating losses. Approximately $159 million of the foreign net operating losses will expire by 2030. The remaining foreign net operating losses have no expiry. The majority of the U.S. net operating losses will begin to expire in 2035.

The aggregate amount of gross temporary differences associated with investments and interests in joint arrangements in subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2020 is approximately $10 billion (December 31, 2019 - $11 billion).

The major components of income tax expense include the following:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Current income tax expense	$58	$164	$299
Deferred income tax expense (benefit)	162	32	(218)
Income tax expense	$220	$196	$81

The increase in income tax expense for the year ended December 31, 2020 compared to the prior year primarily relates to tax rate changes in jurisdictions in which the partnership holds investments.

Years ended Dec. 31,	2020	2019	2018
Statutory income tax rate	26%	26%	26%
Increase (decrease) in rate resulting from:
International operations subject to different tax rates	(35)%	(14)%	(10)%
Non-controlling interests in income of flow-through entities	8%	(4)%	(11)%
Change in tax rates applicable to temporary differences in other jurisdictions	(8)%	(3)%	(5)%
Other	(3)%	—%	2%
Effective income tax rate	(12)%	5%	2%

As the partnership is not subject to tax, the analyses used the applicable Canadian blended Federal and Provincial tax rate as the statutory income tax rate.

NOTE 17. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Accounts payable and accrued liabilities	$437	$760
Lease liabilities(1)	875	889
Derivative liability	272	413
Provisions	105	78
Loans and notes payable	—	18
Deferred revenue	14	4
Total other non-current liabilities	$1,703	$2,162
(1)For the year ended December 31, 2020, interest expense relating to total lease liabilities (see Note 18, Accounts Payable And Other Liabilities for the current portion) was $58 million (2019 - $57 million)

NOTE 18. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Accounts payable and accrued liabilities	$2,094	$2,537
Loans and notes payable(1)	1,062	172
Derivative liabilities	416	289
Deferred revenue	441	342
Lease liabilities(2)	43	43
Other liabilities	45	43
Total accounts payable and other liabilities	$4,101	$3,426
(1)See Note 34, Related Parties, for further discussion.
(2)See Note 17, Other Non-Current Liabilities for further information on the interest expense related to these liabilities.

NOTE 19. EQUITY
The partnership’s capital structure is comprised of seven classes of partnership units: GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP units of the Operating Partnership and BPYU Units. In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (“Preferred Equity Units”).

a)General and limited partnership units
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

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

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	GP Units			LP Units
(Thousands of units), Years ended Dec. 31,	2020	2019	2018	2020	2019	2018
Outstanding, beginning of year	139	139	139	439,802	424,198	254,989
Issued on August 28, 2018 for the acquisition of GGP	—	—	—	—	—	109,702
Exchange LP Units exchanged	—	—	—	169	425	7,770
BPYU Units exchanged				11,580	36,316	56,166
Distribution reinvestment program	—	—	—	998	257	175
Issued under unit-based compensation plan	—	—	—	—	858	57
LP Units issued	—	—	—	59,497	—	—
Repurchases of LP Units	—	—	—	(76,066)	(22,252)	(4,661)
Outstanding, end of year	139	139	139	435,980	439,802	424,198

b)Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 451,365,017 Redeemable/Exchangeable Partnership Units outstanding at December 31, 2020 and 432,649,105 outstanding at 2019 and 2018.

Special limited partnership units
Brookfield Property Special L.P. (“Special LP”) is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at December 31, 2020, 2019 and 2018.

c)Limited partnership units of Brookfield Office Properties Exchange LP
The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing June 9, 2021, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Exchange LP Units
(Thousands of units)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Outstanding, beginning of year	2,883	3,308	11,078
Exchange LP Units exchanged (1)	(169)	(425)	(7,770)
Outstanding, end of year	2,714	2,883	3,308
(1)Exchange LP Units issued for the acquisition of incremental BPO common shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)    FV LTIP Units
The partnership issued units under the Brookfield Property L.P. FV LTIP Unit Plan (“FV LTIP Units”) to certain participants in 2019. Each FV LTIP unit will vest over a period of five years and is redeemable for LP Units, BPYU Units or a cash payment subject to a conversion adjustment. There were 1,899,661 FV LTIP Units outstanding at December 31, 2020.

e)     Class A shares of Brookfield Property REIT Inc.
BPYU Units were issued to former GGP Inc. (“GGP”) common shareholders who elected to receive BPYU Units as consideration, in connection with the August 28, 2018 closing of the partnership’s acquisition of all outstanding common shares of GGP not already owned by the partnership. Each BPYU Unit is structured to provide an economic return equivalent to an LP Unit. The holder of a BPYU Unit has the right, at any time, to request the share be redeemed for cash equivalent to the value of an LP Unit. In the event the holder of a BPYU Unit exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with an LP Unit rather than cash. As a result, BPYU Units participate in earnings and distribution on a per unit basis equivalent to the per unit participation of LP Units. The partnership presents BPYU Units as a component of non-controlling interest.

The following table presents changes to the BPYU Units from the beginning of the year:

	Class A shares of Brookfield Property REIT Inc.
(Thousands of units)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Outstanding, beginning of year	64,025	106,090	—
Issued on August 28, 2018 for the acquisition of GGP	—	—	162,324
BPYU Units exchanged(1)	(11,580)	(36,316)	(56,166)
Repurchase of BPYU Units	(13,396)	(5,724)	—
BPYU Units issued	84	—	—
Forfeitures	(6)	(25)	(68)
Outstanding, end of year(2)	39,127	64,025	106,090
(1)Represents BPYU Units that have been exchanged for LP Units. Refer to the Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of BPYU Units.
(2)In addition, there were 1,418,001 BPYU Units held in treasury as of December 31, 2020.

f)    Preferred Equity Units
During the year ended December 31, 2019, the partnership issued 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5% and 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375%. In total $722 million of gross proceeds were raised and $23 million in underwriting and issuance costs were incurred.

During the year ended December 31, 2020, the partnership issued 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. In total $288 million of gross proceeds were raised and $9 million in underwriting and issuance costs were incurred. At December 31, 2020, Preferred Equity Units had a total carrying value of $699 million (December 31, 2019 - $420 million).

g)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2020	2019	2018
Limited partners	$583	$573	$410
Holders of:
Redeemable/exchangeable partnership units	581	574	545
Special LP Units	6	6	6
Exchange LP Units	4	4	9
FV LTIP of the Operating Partnership	2	1	—
BPYU Units	68	108	89
Total distributions	$1,244	$1,266	$1,059
Per unit(1)	$1.33	$1.32	$1.26
(1)Per unit outstanding on the record date for each.

h)    Earnings per Unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Net (loss) income attributable to limited partners	$(1,098)	$884	$764
(Loss) Income reallocation related to mandatorily convertible preferred shares	(89)	80	98
Less: Preferred equity dividend	(20)	(15)	—
Net (loss) income attributable to limited partners - basic	(1,207)	949	862
Dilutive effect of conversion of preferred shares and options(1)	—	8	35
Net (loss) income attributable to limited partners - diluted	$(1,207)	$957	$897

(Millions of units/shares)
Weighted average number of LP Units outstanding	435.1	431.3	307.7
Mandatorily convertible preferred shares	70.1	70.1	70.0
Weighted average number of LP Units outstanding - basic	505.2	501.4	377.7
Dilutive effect of conversion of preferred shares and options(1)	—	6.7	18.5
Weighted average number of LP Units outstanding - diluted	505.2	508.1	396.2
(1)There was no dilutive impact from options during 2020 as the average market price did not exceed the exercise price.

NOTE 20. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$12,249	$13,200
Exchange LP Units(1)	73	87
FV LTIP units of the Operating Partnership(1)	52	35
BPYU Units(1)	1,050	1,930
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	15	15
Preferred equity of subsidiaries	3,000	3,017
Non-controlling interests in subsidiaries and properties	12,672	12,953
Total interests of others in operating subsidiaries and properties	15,687	15,985
Total non-controlling interests	$29,111	$31,237
(1)Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the Redeemable/Exchangeable Units and Exchange LP Units changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Consolidated Statements of Changes in Equity.

NOTE 21. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Base rent	$3,613	$3,814	$3,443
Straight-line rent	133	115	116
Lease termination	27	44	55
Other lease income(1)	627	612	623
Other revenue from tenants(2)	997	1,106	806
Total commercial property revenue	$5,397	$5,691	$5,043
(1)Other lease income includes parking revenue and recovery of property tax and insurance expense from tenants.
(2)Consists of recovery of certain operating expenses and other revenue from tenants which are accounted for in accordance with IFRS 15.

The partnership leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend. Minimum rental commitments under non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Less than 1 year	$3,332	$3,191
1-5 years	10,800	11,030
More than 5 years	11,216	12,089
Total	$25,348	$26,310

NOTE 22. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

(US$ Millions)	2020	2019	2018
Room, food and beverage	$562	$1,431	$1,373
Gaming, and other leisure activities	106	360	424
Other hospitality revenue	34	118	116
Total hospitality revenue	$702	$1,909	$1,913

NOTE 23. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Investment income	$177	$223	$68
Fee revenue	228	259	131
Dividend income	44	6	10
Interest income and other	45	107	57
Participating loan interests	—	8	17
Total investment and other revenue	$494	$603	$283

NOTE 24. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Property maintenance	$679	$749	$773
Real estate taxes	610	619	528
Employee compensation and benefits	158	170	196
Ground rents(1)	—	—	59
Lease expense(2)	16	16	—
Other(3)	473	413	295
Total direct commercial property expense	$1,936	$1,967	$1,851
(1)The partnership adopted IFRS 16 in 2019 using the modified retrospective method. The comparative information has not been restated and is reported under the accounting standards effective for those periods.
(2)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.
(3)For the twelve months ended December 31, 2020, the partnership recorded a $99 million (2019 - $31 million) loss allowance in commercial property operating expenses.
NOTE 25. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Employee compensation and benefits	$180	$370	$318
Cost of food, beverage, and retail goods sold	142	294	273
Maintenance and utilities	112	155	175
Marketing and advertising	28	71	75
Other	166	329	395
Total direct hospitality expense	$628	$1,219	$1,236

NOTE 26. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Depreciation and amortization of real estate assets	$249	$283	$264
Depreciation and amortization of non-real estate assets(1)	70	58	44
Total depreciation and amortization	$319	$341	$308
(1)The partnership adopted IFRS 16 in 2019 using the modified retrospective method. The comparative information has not been restated and is reported under the accounting standards effective for those periods. For the year ended December 31, 2020, included $10 million (2019 - $9 million) of depreciation expense relating to right-of-use property, plant and equipment.

NOTE 27. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Employee compensation and benefits	$385	$366	$247
Management fees	116	159	144
Transaction costs	24	66	413
Other	291	291	228
Total general and administrative expense	$816	$882	$1,032

NOTE 28. FAIR VALUE (LOSSES) GAINS, NET
The components of fair value (losses) gains, net, are as follows:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Commercial properties(1)	$(1,607)	$301	$784
Commercial developments	219	557	462
Incentive fees(2)	(16)	(104)	—
Financial instruments and other(3)	82	(158)	1,220
Total fair value (losses) gains, net	$(1,322)	$596	$2,466
(1)For the year ended December 31, 2020, includes fair value loss on right-of-use investment properties of $16 million (2019 - $5 million).
(2)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.
(3)For the year ended December 31, 2020, primarily includes a gain on loss of control of Atlantis of $62 million and a gain on the sale of a self-storage portfolio of $141 million, partially offset by fair value losses on financial instruments.. The prior year primarily includes fair value losses on financial instruments.

NOTE 29. UNIT-BASED COMPENSATION
The partnership grants options to certain employees under its amended and restated BPY Unit Option Plan (“BPY Plan”). Pursuant to the BPY Plan, options may be settled for the in-the-money amount of the option in LP Units upon exercise. Consequently, options granted to employees under the BPY Plan are accounted for as an equity-based compensation agreement.

During the year ended December 31, 2020, the partnership incurred $27 million (2019 - $25 million; 2018 - $12 million) of expense in connection with its unit-based compensation plans.

a)BPY Unit Option Plan
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

There were no BPY Awards granted during the year ended December 31, 2020. The partnership estimated the fair value of the BPY Awards granted during the years ended December 31, 2019 and 2018 using the Black-Scholes valuation model. The following assumptions were utilized:

	Unit of measurement	Years ended Dec. 31,
		2020	2019	2018
Exercise price	US$	—	—	22.50
Average term to exercise	In years	—	—	7.50
Unit price volatility	%	—%	—%	23%
Liquidity discount	%	—%	—%	25%
Weighted average of expected annual dividend yield	%	—%	—%	6.50%
Risk-free rate	%	—%	—%	2.82%
Weighted average fair value per option	US$	—	—	0.74

i.Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards for the years ended December 31, 2020, 2019 and 2018 is as follows:

	Dec. 31, 2020		Dec. 31, 2019		Dec. 31, 2018
Years ended Dec. 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	19,915,189	$20.58	13,836,213	$20.56	13,801,795	$20.54
Granted	—	—	—	—	800,000	22.50
Exercised	—	—	(425,171)	15.06	(36,806)	17.71
Expired/forfeited	(1,282,095)	20.87	(203,978)	21.60	(291,625)	22.18
Reclassified(1)	—	—	6,708,125	20.20	(437,151)	22.48
Outstanding, end of year	18,633,094	$20.56	19,915,189	$20.58	13,836,213	$20.56
Exercisable, end of year	18,614,344	$20.56	11,484,219	$20.56	9,628,246	$20.26
(1)Relates to the reclassification of cash-settled options for employees in Canada to equity-settled options subsequent to the amendment of the BPY Plan, which was amended on September 30, 2019. 2018 relates to the reclassification of equity-settled options for employees in Brazil to cash-settled options subsequent to the amendment of the BPY Plan, which was amended on February 7, 2018.

The following table sets out details of options issued and outstanding at December 31, 2020, 2019 and 2018 under the equity-settled BPY Awards by expiry date:

	Dec. 31, 2020		Dec. 31, 2019		Dec. 31, 2018
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	—	—	—	—	226,800	13.07
2021	—	—	389,800	17.44	246,400	17.44
2022	987,700	18.09	987,700	18.09	508,300	18.07
2023	1,108,420	16.80	1,108,420	16.80	656,220	16.80
2024	11,775,394	20.59	11,794,215	20.59	7,878,998	20.59
2025	1,923,706	25.18	1,947,979	25.18	1,376,295	25.18
2026	2,744,124	19.51	2,793,325	19.51	2,049,450	19.51
2027	93,750	22.92	93,750	22.92	93,750	22.92
2028	—	—	800,000	22.50	800,000	22.50
Total	18,633,094	$20.56	19,915,189	$20.58	13,836,213	$20.56

ii.Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards for the years ended December 31, 2020, 2019 and 2018 is as follows:

	Dec. 31, 2020		Dec. 31, 2019		Dec. 31, 2018
Years ended Dec. 31,	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	603,891	$21.55	7,331,416	$20.38	$7,144,871	$20.30
Granted	—	—	—	—	—	—
Exercised	—	—	(19,400)	12.63	(3,770)	19.51
Expired/forfeited	(30,201)	18.09	—	—	(246,836)	21.87
Reclassified(1)	—	—	(6,708,125)	20.20	437,151	22.48
Outstanding, end of year	573,690	$21.75	603,891	$21.55	7,331,416	$20.38
Exercisable, end of year	573,690	$21.75	505,092	$21.48	5,627,610	$20.17
(1)Relates to the reclassification of cash-settled options for employees in Canada to equity-settled options subsequent to the amendment of the BPY Plan, which was amended on September 30, 2019. 2018 relates to the reclassification of equity-settled options for employees in Brazil to cash-settled options subsequent to the amendment of the BPY Plan, which was amended on February 7, 2018.

The following table sets out details of options issued and outstanding at December 31, 2020, 2019 and 2018 under the cash-settled BPY Awards by expiry date:

	Dec. 31, 2020		Dec. 31, 2019		Dec. 31, 2018
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	—	—	—	—	69,000	13.07
2021	—	—	24,000	17.44	172,800	17.44
2022	22,200	17.93	22,200	17.93	515,800	18.09
2023	28,800	16.80	28,800	16.80	519,000	16.80
2024	175,415	20.59	175,416	20.59	4,278,663	20.59
2025	213,038	25.18	213,038	25.18	831,834	25.18
2026	134,237	19.51	140,437	19.51	944,319	19.51
Total	573,690	$21.75	603,891	$21.55	7,331,416	$20.38

b)Restricted BPY LP Unit Plan
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

During 2020, the partnership granted 123,628 Restricted Units (2019 - 297,804) with a weighted average exercise price of $18.56 (2019 - $19.93).

As of December 31, 2020, the total number of Restricted Units outstanding was 523,573 (December 31, 2019 - 403,695) with a weighted average exercise price of $19.87 (December 31, 2019 - $20.29).

c)Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five year hold period, and purchases of units are made on the TSX instead of the Nasdaq.

As of December 31, 2020, the total number of Canadian Restricted Units outstanding was 482,464 (December 31, 2019 - 393,980) with a weighted average exercise price of C$25.38 (December 31, 2019 - C$25.59).

d)Restricted BPYU Unit Plan
The Brookfield Property Group Restricted BPYU Class A Stock Plan provides for awards to participants of BPYU Units purchased on the Nasdaq (“Restricted BPYU Units”). Under the Restricted BPYU Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted BPYU Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of December 31, 2020, the total number of Restricted BPYU Units outstanding was 1,808,765 (December 31, 2019 - 357,313) with a weighted average exercise price of $18.82 (December 31, 2019 - $19.22).

e)BPY FV LTIP Unit Plan
The partnership issued units of the operating partnership pursuant to the Brookfield Property L.P. FV LTIP Unit Plan to certain participants. Each FV LTIP Unit will vest over a period of five years and is redeemable for LP Units, BPYU Units or a cash payment subject to a conversion adjustment.

As of December 31, 2020, the total number of FV LTIP Units outstanding was 1,899,661 (December 31, 2019 - 1,156,117) with a weighted average exercise price of $18.74 (December 31, 2019 - $18.87) to employees.

f)Deferred Share Unit Plan
In addition, BPO has a deferred share unit plan, the terms of which were amended to substitute LP Units for BPO common shares subject to such deferred shares. At December 31, 2020, BPO had 267,534 deferred share units (December 31, 2019 - 1,514,124) outstanding and vested.

g)GGP LTIP Plans
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

As of December 31, 2020, the total number of GGP Options outstanding was 136,662 (December 31, 2019 - 237,881) with a weighted average exercise price of $26.05 (December 31, 2019 - $25.39).

As of December 31, 2020, the total number of GGP AO LTIP outstanding was 1,079,069 (December 31, 2019 - 1,657,948) with a weighted average exercise price of $22.54 (December 31, 2019 - $22.51).

NOTE 30. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive (loss) income consists of the following:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	$87	$207	$(1,193)
Reclassification of realized foreign currency translation gains to net income on disposition of foreign operations	—	26	19
Gains (losses) on hedges of net investments in foreign operations, net of income tax expense (benefit) of nil (2019 - $2 million; 2018 - $10 million)	650	(176)	386
Reclassification of hedges of net investment in foreign operations (losses) to net income on disposition of foreign operations	—	6	—
	737	63	(788)
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income tax expense (benefit) of $4 million (2019 - $4 million; 2018 - $25 million)	116	21	34
	116	21	34
Equity accounted investments
Share of unrealized foreign currency translations gains (losses) in respect of foreign operations	4	—	(9)
Reclassification gains from hedges of net investment in foreign operation to net income on disposition of foreign operations	—	1	—
Share of (losses) gains on derivatives designated as cash flow hedges, net of income tax expense (benefit) of nil (2019 - nil; 2018 – nil)	(62)	(51)	1
	(58)	(50)	(8)
Items that will not be reclassified to net income:
Unrealized gains (losses) on securities - FVTOCI, net of income tax benefit of $11 million (2019 - $6 million; 2018 - $2 million)	17	(7)	(2)
Share of (losses) revaluation surplus on equity accounted investments, net of income tax expense (benefit) of nil (2019 - nil; 2018 - $(5) million)	(206)	16	92
Net remeasurement gains (losses) on defined benefit plan, net of income tax expense of nil (2019 – nil; 2018 – nil)	(1)	(1)	2
(Losses) Revaluation surplus, net of income tax expense of $49 million (2019 –$22 million; 2018 – $1 million)	(191)	281	254
	(381)	289	346
Total other comprehensive income (loss)	$414	$323	$(416)

NOTE 31. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
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

At December 31, 2020, the partnership had commitments totaling:
•approximately $1,661 million for the development of Manhattan West in Midtown New York, Greenpoint Landing in Brooklyn, 755 Figueroa in Los Angeles and Halley Rise in Washington, D.C. as well as the redevelopment of One Allen Center, Two Allen Center, and Three Allen Center in Houston; and

•approximately A$1,049 million ($807 million) for the development of 1 The Esplanade in Sydney, 405 Bourke Street in Melbourne; and Elizabeth Quay in Perth.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion first BSREP fund (“BSREP I”), a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of December 31, 2020, there remained approximately $160 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund (“BSREP II”) to which the partnership had committed $2.3 billion as lead investor. As of December 31, 2020, there remained approximately $825 million of uncontributed capital commitments.

In November 2017, Brookfield Asset Management announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million as lead investor. As of December 31, 2020, there remained approximately $175 million of uncontributed capital commitments.

In September 2018, Brookfield Asset Management announced the final close of the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund (“VAMF”) to which the partnership had committed $300 million. As of December 31, 2020, there remained approximately $150 million of uncontributed capital commitments.

In January 2019, Brookfield Asset Management announced the final close on the $15.0 billion third BSREP fund to which the partnership has committed $1.0 billion. As of December 31, 2020, there remained approximately $520 million of uncontributed capital commitments.

In October of 2020, Brookfield Asset Management announced the final close on the €619 million ($756 million) Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($122 million). As of December 31, 2020, there remained approximately €91 million ($110 million) of uncontributed capital commitments.

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

NOTE 32. LIQUIDITY AND CAPITAL MANAGEMENT
The capital of the partnership’s business consists of debt obligations, capital securities, preferred stock and equity. The partnership’s objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support its operations and reducing its weighted average cost of capital to improve its return on equity. As at December 31, 2020, capital totaled $99 billion (December 31, 2019 - $103 billion).

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

The partnership’s principal liquidity needs for the current year and for periods beyond include:

•Recurring expenses;
•Debt service requirements;
•Distributions to unitholders;
•Capital expenditures deemed mandatory, including tenant improvements;
•Development costs not covered under construction loans;
•Investing activities which could include:
◦Fulfilling the partnership’s capital commitments to various funds;
◦Discretionary capital expenditures;
◦Property acquisitions;
◦Future development; and
◦Repurchase of the partnership’s units.

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

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2020. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership. The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2021 to 2022, however, approximately 3% of its debt obligations represent non-recourse mortgages where the partnership has suspended contractual payment, and is currently engaging in modification or restructuring discussions with the respective creditors. The partnership is generally seeking relief given the circumstances resulting from the current economic slowdown, and may or may not be successful with these negotiations. If the partnership is unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

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

The partnership’s principal liquidity needs for periods beyond the next year are for scheduled debt maturities, distributions, recurring and non-recurring capital expenditures, development costs, potential property acquisitions, capital contributions to operating subsidiaries impacted by the shutdown and the partnership’s capital commitments to various funds. The partnership plans to meet these needs with one or more of: cash flows from operations; construction loans; creation of new funds; proceeds from sales of assets; proceeds from sale of non-controlling interests in subsidiaries and properties; and credit facilities and refinancing opportunities.
The table below presents the partnership’s contractual obligations as of December 31, 2020:

(US$ Millions)		Payments due by period
Dec. 31, 2020	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations(1)	$54,592	$13,123	$8,170	$5,592	$11,084	$6,677	$9,946
Capital securities	3,033	649	181	865	556	244	538
Lease obligations	3,160	48	48	44	45	46	2,929
Commitments(2)	2,883	1,839	963	81	—	—	—

Interest expense(3):
Debt obligations	6,667	1,685	1,369	1,118	789	556	1,150
Capital securities	585	152	113	105	105	66	44
Interest rate swaps	119	43	41	32	3	—	—
(1)Debt obligations excludes deferred financing costs of $258 million and other accounting adjustments.
(2)Primarily consists of construction commitments on commercial developments.
(3)Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 33. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

The partnership also designates Canadian Dollar financial liabilities of certain of its operating entities as hedges of its net investments in its Canadian operations.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2020 and 2019:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2020	Interest rate caps of US$ LIBOR debt	$8,371	2.5% - 5.5%	May. 2021 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,380	1.0% - 2.6%	Nov. 2022 - Feb. 2024	(112)
	Interest rate caps of £ LIBOR debt	3,198	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate caps of € EURIBOR debt	119	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	189	3.0%	Oct. 2021 - Oct. 2022	—
	Interest rate swaps of AUD BBSW/BBSY debt	447	0.8% - 1.6%	Apr. 2023 - Apr. 2024	(11)
Dec. 31, 2019	Interest rate caps of US$ LIBOR debt	$7,774	2.7% - 6.0%	May. 2020 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,877	1.4% - 2.7%	Feb. 2020 - Feb. 2024	(57)
	Interest rate caps of £ LIBOR debt	3,096	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate swaps of £ LIBOR debt	74	1.5%	Apr. 2020	—
	Interest rate caps of € EURIBOR debt	109	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	184	3.0%	Oct. 2020 - Oct. 2022	—
	Cross currency swaps of C$ LIBOR Debt	600	4.3% - 5.0%	Oct. 2021 - Mar. 2024	(95)

For the year ended December 31, 2020, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (December 31, 2019 - $22 million).

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2020 and 2019:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2020	Net investment hedges		€—	€0.87/$- €0.88/$	Sep. 2021 - Sep. 2021	1
	Net investment hedges		£201	£0.50/$ - £1.08/$	Mar. 2021 - Dec. 2021	5
	Net investment hedges	A$	240	A$1.34/$ - A$1.52/$	Jun. 2021 - Dec. 2021	3
	Net investment hedges	C¥	813	C¥4.02/$ - C¥7.43/$	Mar. 2021 - Sep. 2021	(11)
	Net investment hedges	R$	620	R$5.20/$- R$5.20/$	Mar. 2021 - Mar. 2021	(3)
	Net investment hedges	₩	720,095	₩914.84/$ -- ₩1,169.58/$	Mar. 2021 - Jun. 2022	(54)
	Net investment hedges	Rs	4,703	Rs76.28/$ - Rs76.28/$	Jun. 2021 - Jun. 2021	(2)
	Net investment hedges		£90	£0.89/€ - £0.93/€	Apr. 2021 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	2,400	C$0.81/$ -C$1.70/$	Oct. 2021 - Jan. 2027	66
Dec. 31, 2019	Net investment hedges		€245	€0.85/$ - €0.91/$	Mar. 2020 - Jul. 2020	$7
	Net investment hedges		£2,444	£0.74/$ - £0.85/$	Jan. 2020 - Sep. 2021	(247)
	Net investment hedges	A$	238	A$1.38/$ - A$1.48/$	Mar. 2020 - Mar. 2021	(5)
	Net investment hedges	C¥	962	C¥6.75/$ - C¥7.16/$	Apr. 2020 - Jun. 2021	—
	Net investment hedges	C$	355	C$1.31/$ - C$1.33/$	Jun. 2020 - Sep. 2021	—
	Net investment hedges	R$	1,582	R$4.16/$ - R$4.16/$	Jun. 2020 - Jun. 2020	(10)
	Net investment hedges	₩	720,095	₩1,149.50/$ - ₩1,174.30/$	Mar. 2020 - Mar. 2021	(7)
	Net investment hedges	Rs	—	Rs71.78/$ - Rs73.01/$	Mar. 2020 - Apr. 2020	—
	Net investment hedges		£77	£0.88/€ - £0.93/€	Jan. 2020 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	800	C$1.29/$ - C$1.33/$	Oct. 2021 - Jul. 2023	(8)

For the years ended December 31, 2020 and 2019, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of December 31, 2020 and 2019:

(US$ millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2020	Interest rate caps	$3,560	3.0% - 5.0%	Jan. 2021 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	2.7% - 6.4%	Mar. 2021 - Jun. 2030	(308)
	Interest rate swaps of US$ debt	1,746	0.8% - 5.1%	Jun. 2021 - Mar. 2024	(32)
	Interest rate swaptions	350	2.0%	Mar. 2031 - Mar. 2031	—
Dec. 31, 2019	Interest rate caps	$5,663	2.5% - 5.0%	Mar. 2020 - Nov. 2021	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	1.1% - 6.4%	Jun. 2020 - Sep. 2031	(149)
	Interest rate swaps of US$ debt	2,003	1.7% - 4.6%	Nov. 2020 - Sep. 2023	(14)

The partnership recognized fair value losses of approximately $45 million (December 31, 2019 - losses of $70 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

b)Measurement and classification of financial instruments
Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. The fair value of interest bearing financial assets and liabilities is determined by discounting the contractual principal and interest payments at estimated current market interest rates for the instrument. Current market rates are determined by reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk.

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the consolidated financial statements:

		Dec. 31, 2020		Dec. 31, 2019
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	216	216	329	329
Other non-current assets
Securities - FVTPL	FVTPL	1,612	1,612	1,250	1,250
Derivative assets	FVTPL	72	72	10	10
Securities - FVTOCI	FVTOCI	86	86	121	121
Restricted cash	Amortized cost	241	241	154	154
Current assets
Securities - FVTPL	FVTPL	107	107	—	—
Derivative assets	FVTPL	164	164	80	80
Accounts receivable(1)	Amortized cost	758	674	514	514
Restricted cash	Amortized cost	292	292	239	239
Cash and cash equivalents	Amortized cost	2,473	2,473	1,438	1,438
Total financial assets		$6,021	$5,937	$4,135	$4,135
Financial liabilities
Debt obligations(2)	Amortized cost	$54,717	$54,897	$55,528	$56,112
Capital securities	Amortized cost	2,170	2,170	2,153	2,160
Capital securities - fund subsidiaries	FVTPL	863	863	922	922
Other non-current liabilities
Loan payable	FVTPL	—	—	—	—
Accounts payable	Amortized cost	437	437	778	778
Derivative liabilities	FVTPL	272	272	413	413
Accounts payable and other liabilities
Accounts payable and other(3)	Amortized cost	2,110	2,110	2,539	2,539
Loans and notes payable	Amortized cost	1,062	1,062	172	172
Derivative liabilities	FVTPL	416	416	289	289
Total financial liabilities		$62,047	$62,227	$62,794	$63,385
(1)Includes other receivables associated with assets classified as held for sale on the consolidated balance sheets in the amounts of $5 million and $4 million as of December 31, 2020 and December 31, 2019, respectively.
(2)Includes debt obligations associated with assets classified as held for sale on the consolidated balance sheets in the amount of $380 million and $138 million as of December 31, 2020 and December 31, 2019, respectively.
(3)Includes accounts payable and other liabilities associated with assets classified as held for sale on the consolidated balance sheets in the amount of $16 million and $2 million as of December 31, 2020 and December 31, 2019, respectively.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2020				Dec. 31, 2019
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities designated as FVTPL	—	123	1,596	1,719	—	—	1,250	1,250
Securities designated as FVTOCI	—	—	86	86	—	—	121	121
Derivative assets	—	236	—	236	—	90	—	90
Total financial assets	$—	$359	$1,682	$2,041	$—	$90	$1,371	$1,461

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$863	$863	$—	$—	$922	$922
Derivative liabilities	—	688	—	688	—	702	—	702
Total financial liabilities	$—	$688	$863	$1,551	$—	$702	$922	$1,624

There were no transfers between levels during the years ended December 31, 2020 and 2019. The following table presents the valuation techniques and inputs of the partnership’s Level 2 assets and liabilities:

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

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of December 31, 2020 and 2019:

	Dec. 31, 2020		Dec. 31, 2019
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	$1,371	$922	$767	$838
Additions	324	—	950	—
Dispositions	(10)	—	(125)	—
Fair value (losses) gains, net and OCI	(3)	(59)	206	8
Other	—	—	(427)	76
Balance, end of year	$1,682	$863	$1,371	$922

c)Market Risk
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

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Variable rate property debt	$236	$250
Fixed rate property debt due within one year	30	7
Total	$266	$257

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

The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	Dec. 31, 2020
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	521	$(41)	$—
Australian Dollar	A$	2,056	(158)	—
British Pound		£4,206	(575)	—
Euro		€328	(40)	—
Brazilian Real	R$	3,364	(65)	—
Indian Rupee	Rs	28,281	(39)	—
Chinese Yuan	C¥	1,084	(17)	—
South Korean Won	₩	204,795	(19)	—
United Arab Emirates Dirham	AED	708	(19)	—
Czech Koruna	CZK	8	—	—
Hungarian Forint	HUF	334	—	—
Poland Zloty	PLN	3	—	—
Total			$(973)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2019
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	377	$(29)	$—
Australian Dollar	A$	2,154	(151)	—
British Pound		£3,275	(434)	—
Euro		€339	(38)	—
Brazilian Real	R$	3,310	(82)	—
Indian Rupee	Rs	26,628	(37)	—
Chinese Yuan	C¥	933	(13)	—
South Korean Won	₩	160,969	(14)	—
United Arab Emirates Dirham	AED	683	(19)	—
Czech Koruna	CZK	10	—	—
Hungarian Forint	HUF	314	—	—
Poland Zloty	PLN	3	—	—
Total			$(817)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2018
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	58	$(4)	$—
Australian Dollar	A$	2,977	(210)	—
British Pound		£3,965	(506)	—
Euro		€505	(58)	—
Brazilian Real	R$	2,823	(73)	—
Indian Rupee	Rs	25,022	(36)	—
Hong Kong Dollar	HK$	(75)	1	—
Chinese Yuan	C¥	1,593	(23)	—
South Korean Won	₩	245,507	(22)	—
United Arab Emirates Dirham	AED	451	(12)	—
Total			$(943)	$—
(1)Net of Canadian Dollar denominated loans.

d)Credit risk
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

The global economic shutdown has increased the risk in the near-term of tenants’ ability to fulfill lease commitments, which has been materially impacted by retail store closures, quarantines and stay-at-home orders. Many of the partnership’s tenants could declare bankruptcy or become insolvent and cease business operations as a result of prolonged mitigation efforts. The retail and hospitality assets are experiencing the most immediate impact. Office asset tenants, while facing hardships from stay-at-home orders, do not presently have as acute difficulty in fulfilling lease commitments in near-term, but they could face increased difficulty if prolonged mitigation efforts material impact their business.

Currently no one tenant represents more than 10% of operating property revenue.

NOTE 34. RELATED PARTIES
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

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million, plus annual inflation adjustments. The calculation of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments (“equity enhancement adjustment”), to maintain a fee level in aggregate that would be the same as prior to the amendment. In connection with the GGP acquisition, the Master Services Agreement was amended so that the base management fee took into account any management fee payable by BPYU under its master services agreement with Brookfield Asset Management and certain of its subsidiaries.

The following table calculates base management fees and equity enhancement fees:

	Twelve months ended December 31,
(US$ Millions)	2020	2019	2018
Base fee amount at 0.125% of current capitalization	$81	$100	$93
Fee on increased market capitalization (.3125%)	57	107	88
Total calculated fees	138	207	181
Less credits:
Equity enhancement adjustment	(24)	(45)	(38)
Creditable operating payments and other adjustments	(35)	(29)	(57)
Total fee, subject to minimum adjusted for inflation	79	133	86
Total fee, by component:
Base fee	73	107	86
Equity enhancement adjustment	6	26	—
Total fee	$79	$133	$86

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

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	(91)	(81)
Loans and notes receivable	50	102
Receivables and other assets	59	17
Deposit payable to Brookfield Asset Management(1)	(754)	—
Loans and notes payable and other liabilities	(313)	(196)
Preferred shares held by Brookfield Asset Management	(15)	(15)
(1) As of December 31, 2020, a $754 million on-demand deposit was payable to Brookfield Asset Management, provided for in the deposit agreement between the partnership and Brookfield Asset Management. The deposit agreement provides for a deposit limit of $2.0 billion. Subsequent to year-end, an additional $525 million was drawn and payable to Brookfield Asset Management.

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
Transactions with related parties:
Commercial property revenue(1)	$32	$26	$22
Management fee income	32	35	5
Participating loan interests (including fair value gains, net)(2)	—	50	53
Interest expense on debt obligations	19	48	44
Interest on capital securities held by Brookfield Asset Management	—	8	64
General and administrative expense(2)	164	198	192
Construction costs(3)	265	411	397
Incentive Fees(4)	16	104	—
(1)Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s investments in Brookfield-sponsored real estate funds, and administrative services.
(3)Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.
(4)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

On January 4, 2021, Brookfield Asset Management announced a proposal to acquire 100% of the LP Units that it does not already own, refer to Note 38, Subsequent Events for further information.

During the year ended December 31, 2020, the partnership issued 9,416,816 LP units at $11.36 per unit, 2,696,841 LP units at $12.00 per unit, 5,967,063 LP units at $12.65 per unit, 13,392,277 LP Units at $13.92 per unit, and 18,715,912 Redeemable/Exchangeable Partnership Units at $12.00 per unit to Brookfield Asset Management.

During the third quarter of 2020, the partnership completed the recapitalization of the Atlantis with an investment from a Brookfield Asset Management affiliate. Refer to Note 5, Equity Accounted Investments and Note 8, Property, Plant And Equipment for further detail.

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

NOTE 35. SUBSIDIARY PUBLIC ISSUERS
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

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc. and the holding entities:

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
Year ended December 31, 2020
Revenue	$—	$205	$215	$—	$68	$836	$126	$5,143	$6,593
Net income attributable to unitholders(1)	(1,178)	274	102	—	(44)	(2,358)	153	693	(2,358)

Year ended December 31, 2019
Revenue	$—	$32	$163	$—	$43	$1,767	$392	$5,806	$8,203
Net income attributable to unitholders(1)	967	386	767	—	(41)	1,956	688	(2,767)	1,956

Year ended December 31, 2018
Revenue	$—	$27	$166	$—	$8	$1,192	$167	$5,679	$7,239
Net income attributable to unitholders(1)	767	417	(1,419)	—	—	1,978	(34)	269	1,978
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
As of Dec. 31, 2020
Current assets	$—	$545	$171	$—	$1,457	$8,780	$196	$(6,728)	$4,421
Non-current assets	12,628	30,137	23,542	—	438	38,142	2,227	(4,172)	102,942
Assets held for sale	—	—	—	—	—	—	—	588	588
Current liabilities	—	3,595	678	—	336	7,587	1,356	4,272	17,824
Non-current liabilities	—	4,542	5,270	—	1,571	13,499	531	22,795	48,208
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	396	396
Preferred equity	699	—	—	—	—	—	—	—	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,686	—	—	—	—	13,001	15,687
Equity attributable to unitholders(1)	$11,929	$22,545	$15,079	$—	$(12)	$25,836	$536	$(50,776)	$25,137

As of Dec. 31, 2019
Current assets	$—	$12	$127	$—	$673	$8,436	$176	$(6,522)	$2,902
Non-current assets	14,517	11,739	23,830	—	429	29,367	2,049	26,423	108,354
Assets held for sale	—	—	—	—	—	—	—	387	387
Current liabilities	—	995	131	—	15	5,981	1,129	4,075	12,326
Non-current liabilities	—	6,173	6,744	—	1,078	2,871	519	36,857	54,242
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	140	140
Preferred equity	420	—	—	—	—	—	—	—	420
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	13,701	15,985
Equity attributable to unitholders(1)	$14,097	$4,583	$14,798	$—	$9	$28,951	$577	$(34,485)	$28,530
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NOTE 36. PAYROLL EXPENSE
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

NOTE 37. SEGMENT INFORMATION
a)Operating segments
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

b)Basis of measurement
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

b)    Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the year ended December 31, 2020, 2019, and 2018.

(US$ Millions)	Total revenue			FFO
Years ended Dec. 31,	2020	2019	2018	2020	2019	2018
Core Office	$2,049	$2,149	$2,105	$495	$582	$520
Core Retail(1)	1,612	1,589	584	521	707	552
LP Investments	2,920	4,452	4,544	64	268	228
Corporate	12	13	6	(373)	(410)	(434)
Total	$6,593	$8,203	$7,239	$707	$1,147	$866
(1)Represents revenue from Core Retail subsequent to the acquisition of GGP on August 28, 2018, when the partnership started consolidating Core Retail’s results. The prior periods presented represent the partnership’s equity accounted interest in GGP prior to the acquisition, 34% as of December 31, 2017.

The following summary presents the detail of total revenue from the partnership’s operating segments for the year ended December 31, 2020, 2019 and 2018:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2020
Core Office	$1,429	$446	$6	$168	$2,049
Core Retail	1,166	284	—	162	1,612
LP Investments	1,805	267	696	152	2,920
Corporate	—	—	—	12	12
Total	$4,400	$997	$702	$494	$6,593

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2019
Core Office	$1,426	$477	$12	$234	$2,149
Core Retail	1,082	312	—	195	1,589
LP Investments	2,077	317	1,897	161	4,452
Corporate	—	—	—	13	13
Total	$4,585	$1,106	$1,909	$603	$8,203

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2018
Core Office	$1,604	$358	$17	$126	$2,105
Core Retail	400	111	—	73	584
LP Investments	2,233	337	1,896	78	4,544
Corporate	—	—	—	6	6
Total	$4,237	$806	$1,913	$283	$7,239

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of December 31, 2020 and 2019:

	Total assets		Total liabilities
(US$ Millions)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
Core Office	$36,547	$36,758	$17,439	$17,592
Core Retail	31,466	32,921	17,429	16,996
LP Investments	39,609	41,838	25,076	27,457
Corporate	329	126	6,484	4,663
Total	$107,951	$111,643	$66,428	$66,708

The following summary presents a reconciliation of FFO to net income for the years ended December 31, 2020, 2019, and 2018:

(US$ Millions) Years ended Dec. 31,	2020	2019	2018
FFO(1)	$707	$1,147	$866
Depreciation and amortization of real estate assets	(249)	(283)	(264)
Fair value (losses) gains, net	(1,322)	596	2,466
Share of equity accounted (losses) income - non-FFO	(1,403)	1,055	114
Income tax (expense)	(220)	(196)	(81)
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	129	(363)	(1,123)
Net (loss) income attributable to unitholders(2)	(2,358)	1,956	1,978
Non-controlling interests of others in operating subsidiaries and properties	300	1,201	1,676
Net (loss) income	$(2,058)	$3,157	$3,654
(1)FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated statements of income.
(2)Includes net income attributable to general partner, limited partners, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated statements of income.

The following summary presents financial information by the partnership’s geographic regions in which it operates:

	Total revenue for the years ended Dec. 31,			Total non-current assets as at Dec. 31,
(US$ Millions)	2020	2019	2018	2020	2019
United States	$4,743	$5,926	$4,914	$68,769	$75,118
Canada	424	536	563	5,461	5,157
Australia	182	210	240	3,765	3,316
Europe	592	901	944	15,724	15,412
Brazil	82	117	113	1,396	2,121
China	94	6	7	91	94
India	287	288	247	4,045	3,880
South Korea	189	219	211	3,518	3,089
United Arab Emirates	—	—	—	173	167
Total	$6,593	$8,203	$7,239	$102,942	$108,354

NOTE 38. SUBSEQUENT EVENTS

On January 4, 2021, Brookfield Asset Management announced a proposal to acquire 100% of the LP Units that it does not already own for a price of $16.50 per LP Unit, or $5.9 billion in total value. The proposal provides that each holder of LP Units can elect to receive consideration per LP Unit of a combination of (i) 0.4 class A limited voting shares of Brookfield Asset Management (“Brookfield Shares”), (ii) $16.50 in cash, and/or (iii) 0.66 preferred units of our partnership with a liquidation preference of $25.00 per unit (“New Preferred Units”), subject in each case to pro-ration based on a maximum of 59.5 million Brookfield Shares (42% of the total value of the LP Units), maximum cash consideration of $2.95 billion (50% of the total value of the LP Units), and a maximum value of $500 million in New Preferred Units (8% of the total value of the LP Units). If holders of LP Units collectively elect to receive in excess of $500 million in New Preferred Units, the amount of New Preferred Units can increase to a maximum of $1 billion, offset against the maximum amount of Brookfield Shares. The maximum amount of cash consideration would not be affected. The board of directors of the BPY General Partner has established a committee of independent directors to review and consider the proposal.

On February 1, 2021, the board of directors declared a quarterly distribution on the partnership’s LP Units of $0.3325 per unit ($1.33 on an annualized basis) payable on March 31, 2021 to unitholders of record at the close of business on February 28, 2021.

On February 17, 2021, BSREP I and BSREP II co-sponsored the launch of the Brookfield India Real Estate Trust (“India REIT”) initial public offering. The India REIT was seeded with three assets from an investment in BSREP I and an asset from an investment in BSREP II. BSREP I and BSREP II have an approximate 54% controlling interest in the India REIT. The partnership will continue to consolidate its investment in the assets seeded into the India REIT, as the partnership retains a controlling interest via its investment in BSREP I and BSREP II.

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION
The table below presents the partnership’s number of commercial properties, the related fair value, debt obligations, weighted average year of acquisition and weighted average year of construction by asset class as of December 31, 2020.

	Dec. 31, 2020
	Number of properties	Fair value(1)	Debt(2)	Weighted average year of acquisition(3)	Weighted average year of construction(3)
(US$ millions, except where noted)
Core Office
United States	38	$14,358	$8,088	2004	1986
Canada	24	4,639	2,161	2002	1993
Australia	9	2,366	1,451	2009	2006
Europe	3	2,495	1,430	2020	2019
Brazil	2	309	57	2014	2014
	76	24,167	13,187	2006	1993
Core Retail	63	20,293	10,179	2018	1975
Opportunistic Office	111	7,946	4,950	2016	1993
Opportunistic Retail	34	2,384	1,521	2016	1978
Multifamily	38	2,355	1,978	2016	1994
Triple Net Lease	216	3,582	2,698	2015	1992
Student Housing	53	2,757	1,675	2017	2013
Manufactured Housing	136	2,718	1,195	2017	1974
Mixed-Use	7	2,999	1,937	2016	2010
Total	734	69,201	39,320	2013	1988
(1)Excludes right-of-use assets, development properties and land/parking lots with a fair value of $3,409 million.
(2)Excludes debt related to development properties and land in the amount of $676 million, unsecured and corporate facilities of $9,900 million, debt on hospitality assets of $4,699 million and deferred financing costs of $258 million.
(3)Weighted against the fair value of the properties at December 31, 2020.