Form 20-F
period 2021-12-31
Brookfield Property Partners L.P.
filed 2022-02-25
CIK 1545772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021
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

(Address of principal executive office)

Bryan K. Davis
Brookfield Property Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda
Tel: +441-294-3309

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
6.50% Class A Cumulative Redeemable Perpetual Units, Series 1	BPYPP	Nasdaq Stock Market
6.375% Class A Cumulative Redeemable Perpetual Units, Series 2	BPYPO	Nasdaq Stock Market
5.750% Class A Cumulative Redeemable Perpetual Units, Series 3	BPYPN	Nasdaq Stock Market
6.25% Class A Cumulative Redeemable Units, Series 1	BPYPM /BPYP.PR.A	Nasdaq Stock Market / Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2021, there were outstanding 7,360,000 6.50% Class A Cumulative Redeemable Perpetual Units, Series 1, 10,000,000 6.375% Class A Cumulative Redeemable Perpetual Units, Series 2, 11,500,000 5.750% Class A Cumulative Redeemable Perpetual Units, Series 3, and 26,844,556 6.25% Class A Cumulative Redeemable Preferred Units, Series 1.

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

•“BAM” or “Brookfield Asset Management” are to Brookfield Asset Management Inc.;

•“BPYU” are to Brookfield Properties Retail Holding LLC, formerly known as Brookfield Property REIT Inc., a wholly-owned subsidiary of our company;

•“BPYU Units” are to the shares of Class A Stock of BPYU;

•“BPY General Partner” are to the general partner of our company, which is Brookfield Property Partners Limited, an indirect wholly-owned subsidiary of Brookfield Asset Management;

•“Brookfield” are to Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than us;

•“Class A Preferred Unitholder” are to the third-party holder of the Class A Preferred Units;

•“Class A Preferred Units” are to the Class A preferred limited partnership units of the Property Partnership, Series 1, 2 and 3, that were exchangeable for LP Units of our company pursuant to the Preferred Unit Exchange Mechanism;

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

•“fully-exchanged basis” assume the exchange of certain issued and outstanding securities that are exchangeable into LP Units, including the exchange of the issued and outstanding Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism;

•“FV LTIP Units” are to the FV LTIP Units of the Property Partnership;

•“Guarantee” means the subordinated guarantee given by the Guarantors with respect to the New LP Preferred Units and certain related obligations;

•“Guarantors” means our partnership, the Property Partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited;

•“Holding Entities” are to the primary holding subsidiaries of the Property Partnership, from time to time, through which it indirectly holds all of our interests in our operating entities;

•“LP Units” are to the non-voting limited partnership units of our company, other than Preferred Units;

•“Master Services Agreement” are to the third amended and restated master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield Asset Management who are parties thereto, as may be amended from time to time;

•“New LP” means Brookfield Property Preferred L.P.;

•“New LP General Partner” are to the general partner of New LP, which is the Property Partnership, whose managing general partners is BPY, whose general partner is Brookfield Property Partners Limited, an indirect wholly-owned subsidiary of Brookfield Asset Management;

•“New LP Preferred Units” are to the Class A Cumulative Redeemable Preferred Units, Series 1 of Brookfield Property Preferred L.P.;

•“New LP Preferred Unitholders” are to the holders of New LP Preferred Units;

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

•“our preferred unitholders” are to the holders of Preferred Units and New LP Preferred Units;

•“our units” are to the non-voting limited partnership units in our company, including LP Units and Preferred Units and references to “our unitholders” are to the holders of our units. References to “Unitholders” are to holders of general partnership units of our partnership (“GP Units”), LP Units, Redemption-Exchange Units, special limited partnership units of the Property Partnership (“Special LP Units”), AO LTIP Units and FV LTIP Units;

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

•“Preferred Unit Exchange Mechanism” are to the mechanism by which the Class A Preferred Unitholder may exchange the Class A Preferred Units, as more fully described in Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Preferred Unit-Exchange Mechanism”;

•“Preferred Unitholders” are to the holders of Preferred Units;

•“Privatization” means the acquisition by Brookfield Asset Management on July 26, 2021 of all LP Units and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP”) Units that it did not previously own;

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

Financial Information

The financial information contained in this Form 20-F is presented in U.S. Dollars and, unless otherwise indicated, has been prepared in accordance with IFRS as issued by the IASB. Amounts in “$” are to U.S. Dollars and amounts in Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Use of Non-IFRS Measures

To measure our performance, we focus on Net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO (“CFFO”), and equity attributable to Unitholders. These performance metrics do not have standardized meanings prescribed by IFRS as issued by the IASB and therefore may differ from similar metrics used by other companies. We define each of these measures as described under Item 5.A. “Operating and Financial Review and Prospects - Non-IFRS Financial Measures”.

    Under Item 5.A. “Operating and Financial Review and Prospects - Operating Results - Reconciliation of Non-IFRS Measures”, we provide a reconciliation to net income (loss) for the periods presented. We urge you to review the IFRS financial measures in this Form 20-F, including the financial statements, the notes thereto and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

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

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the global economic shutdown (“global economic shutdown” or “the shutdown”) caused by the coronavirus pandemic (“COVID-19”); the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; risks relating to trends in the office real estate industry including employee work-from-home arrangements; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; risks related to climate change; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable. In addition, our future results may be impacted by risks associated with the global economic shutdown and the related global reduction in commerce and travel which may result in a decrease of cash flows and a potential increase in impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

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

[Reserved]

3.B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D. RISK FACTORS

The following summarizes some, but not all, of the risks provided below. You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition and results of operations and the value of our units and the New LP Preferred Units would likely suffer.

Risks Relating to Our Business

•Risks relating to the risks incidental to the ownership and operation of real estate assets.

•Risks relating to developments associated with the COVID-19 pandemic and the potential for future outbreaks of other highly infectious or contagious diseases.

•Risks relating to changes in our credit rating, current and future indebtedness, refinancing risks and compliance with restrictive covenants.

•Risks relating to reliance on significant tenants and tenant defaults, bankruptcies or insolvencies.

•Risks relating to our ability to renew or enter into new leases with tenants for space that is subject to expiring leases.

•Risks relating to force majeure events, uninsurable losses and higher insurance premiums.

•Risks relating to trends in the office real estate industry, including employees working from home, flexible work schedules, open workspaces, video conferences and teleconferences.

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

•Risks relating to the phasing out of the London Interbank Offered Rate (“LIBOR”).

Risks Relating to Us and Our Structure

•Risks relating to our reliance on the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with funds.

Risks Relating to Our Relationship with Brookfield

•Risks relating to our dependence on Brookfield and the Service Providers, and conflicts of interests therewith.

•Risks relating to our inability to have access to all investment opportunities that Brookfield identifies.

•Risks relating to the departure of some or all of Brookfield’s professionals.

•Risks relating to Brookfield’s 100% ownership of our LP Units.

•Risks relating to the significantly limited fiduciary obligations imposed on Brookfield to act in the best interests of our preferred unitholders or our best interest.

•Risks relating to our inability to terminate the Master Services Agreement.

•Risks relating to our indemnification of the Service Providers.

Risks Relating to Our Preferred Units and the New LP Preferred Units

•Risks relating to redemption of our Preferred Units and New LP Preferred Units.

•Risks related to the issuance of additional Preferred Units and New LP Preferred Units.

•Risks related to the payment and priority of payment of distributions of our Preferred Units and New LP Preferred Units.

•Risks related to the ratings, extremely limited voting rights, and transferability of our Preferred Units and New LP Preferred Units.

Risks Relating to Taxation

•Risks related to United States, Canadian and Bermudan taxation, and the effects thereof on our business and operations.

Risks Relating to Our Business

Our economic performance and the value of our assets are subject to the risks incidental to the ownership and operation of real estate assets.

Our economic performance, the value of our assets and, therefore, the value of our units and the New LP Preferred Units are subject to the risks normally associated with the ownership and operation of real estate assets, including but not limited to:

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

•civil disturbances, earthquakes and other natural disasters, pandemics or terrorist acts or acts of war, or firearm-related violence which may result in uninsured or underinsured losses;

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

•tenants may reassess their long-term physical space needs as a result of potential trends arising out of the COVID-19 pandemic, including increasing numbers of employees working from home, increased shopping through e-commerce, technological innovations and new norms regarding physical space needs;

•an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such leases will be executed;

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

We are subject to interest rate risk and a rise in interest rates may adversely affect us and the value of an investment in our units, the New LP Preferred Units and our operational cash flows.

A number of our assets are interest rate sensitive: increases in long-term interest rates will, absent all else, decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. If interest rates were to rise, it may affect the market perceived or actual value of our assets and/or distributions. Additionally, an increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions to the extent we reduce the amount we offer to pay for properties, due to the effect of increased interest rates, to a price that sellers may not accept. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

We are subject to foreign currency risk and our risk management activities may adversely affect the performance of our operations.

Some of our assets and operations are in countries where the U.S. Dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. Dollar which we must convert to U.S. Dollars prior to making distributions on our units and the New LP Preferred Units. A significant depreciation in the value of such foreign currencies may have a material adverse effect on our business, financial condition and results of operations.

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

Our operating entities have a significant degree of leverage on their assets. Highly leveraged assets are inherently more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. A leveraged company’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged company, all other things being equal, is generally greater than for companies with comparatively less debt. Leverage may also result in a requirement for liquidity, which may force the sale of assets at times of low demand and/or prices for such assets and may adversely affect our ability to make distributions or payments to our preferred unitholders and lenders.

We rely on our operating entities to provide our company with the funds necessary to make distributions on our units and the New LP Preferred Units as well as to meet our financial obligations. The leverage on our assets may affect the funds available to our company if the terms of the debt impose restrictions on the ability of our operating entities to make distributions to our company. In addition, our operating entities generally have to service their debt obligations before making distributions to our company or their parent entity. The Property Partnership is also required to make distributions to preferred unitholders before making distributions to us.

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

We cannot evict a tenant solely because of its bankruptcy. In addition, in certain jurisdictions where we own properties, a court may authorize a tenant to reject and terminate its lease. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt or insolvent tenant will pay the full amount it owes under a lease. The loss of rental payments from tenants and costs of re-leasing would adversely affect our cash flows and results of operations. In the case of our retail properties, the bankruptcy or insolvency of an anchor tenant or tenant with stores at many of our properties would cause us to suffer lower revenues and operational difficulties, including difficulties leasing the remainder of the property. In addition, the loss of a significant tenant (particularly if related to one of our signature projects, or if otherwise widely publicized) could cause harm to our reputation. Significant expenses associated with each property, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the property. In the event of a significant number of lease defaults and/or tenant bankruptcies, our cash flows may not be sufficient to pay cash distributions to our preferred unitholders and repay maturing debt or other obligations.

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

Possible terrorist activity and physical security issues could adversely affect our financial condition and results of operations and our insurance may not cover some losses due to such activities or may not be obtainable at commercially reasonable rates.

Possible terrorist attacks and physical security issues in the markets where our properties are located may result in declining economic activity, which could reduce the demand for space at our properties, reduce the value of our properties and harm the demand for goods and services offered by our tenants.

Additionally, terrorist activities and physical security issues could directly affect the value of our properties through damage, destruction or loss. Our Core Office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Many of our office properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. Our retail properties in our Core Retail portfolio could be subject to actual or perceived threat of mass shootings and other firearm-related violence. Our insurance may not cover some losses due to such activities or may not be obtainable at commercially reasonable rates.

We may be adversely affected by trends in the office real estate industry.

Some businesses increasingly permit employee work from home, flexible work schedules, open workplaces, videoconferences and teleconferences, particularly as a result of the global economic shutdown. There is also an increasing trend of businesses utilizing shared office and co-working spaces. These practices enable businesses to reduce their space requirements. These trends could over time erode the overall demand for office space and, in turn, place downward pressure on occupancy, rental rates and property valuations. A reduced demand for office space could have an adverse impact on our business, cash flow, financial condition and results of operations.

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

Due to continuing uncertainty surrounding COVID-19, the volatility of current markets and the pace and size of government policy responses, large commercial properties like the ones that we own can be hard to sell, especially if local market conditions are poor. Such illiquidity could limit our ability to diversify our assets promptly in response to changing economic or investment conditions. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions reduce our ability to respond to changes in the performance of our assets and could adversely affect our financial condition and results of operations.

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

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. We operate in different markets and rely on our employees and certain third-parties to follow our policies and processes as well as applicable laws with respect to their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems, policies and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, physical security, outsourcing, and business disruption, as well as personnel and systems risks. Failure to adequately manage these risks could result in direct or indirect financial loss, reputational impact, regulatory censure or failure in the management of other risks such as credit or market risk.

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

Different laws that are applicable to us may contain conflicting provisions, making our compliance more difficult. The policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation and privacy legislation may be inadequate. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by companies in which we or our funds invest.

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

The acquisition, ownership and disposition of real property expose us to certain litigation risks which could result in losses, some of which may be material. Litigation may be commenced with respect to a property we have acquired in relation to activities that took place prior to our acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosures made, if such buyer is passed over in favor of another as part of our efforts to maximize sale proceeds. Similarly, successful buyers may later sue us under various damage theories, including those stemming from tort, for losses associated with latent defects or other problems. We may also be exposed to litigation resulting from the activities of our tenants or their customers.

Climate change may adversely impact our operations and markets.

There is general consensus among members of the scientific community and the general public that human-induced activity is affecting many weather and climate patterns across the globe, and that evidence of observed changes in extremes such as heatwaves, heavy precipitation, droughts, and tropical cyclones, and their attribution to human influence, has strengthened. Climate change, including the impact of global warming, creates physical and transition risk.

Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non-tropical storms. We own buildings in coastal locations that may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations or the operations of our tenants and negatively impact our financial performance. To the extent these events result in significant damage to or closure of one or more of our buildings, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. Although we work to mitigate these risks by securing adequate insurance to cover damage that may be incurred through adverse weather incidents or business interruption, through our annual capital planning processes that assess factors related to climate change such as physical risks, energy efficiency, equipment end of life, and asset competitiveness and by taking up technologies that seek to lower our overall energy demands, we can provide no assurance that such efforts will be effective.

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

We believe, to address climate change, the world will have to transition to a net zero-carbon economy. We are proactively evolving our portfolio of investments consistent with this imperative. As demand and needs shift, our investment strategy will continue to adapt in line with broader trends and opportunities to ensure we continue to perform for our investors. Although we are incorporating climate change implications as part of underwriting; focusing on assets that are essential for the economies in which we invest, meet societal needs and that we believe will appreciate in value over time; and driving efficiencies across our businesses, contributing to lower environmental impact and improved operations, we can provide no assurance that such efforts will be effective.

We have launched various initiatives to formalize our commitment to achieving net zero greenhouse gas emissions (GHG) and better understand our climate change risks and incorporate these considerations into risk management activities. We support BAM’s commitment to the Net Zero Asset Managers initiative and the goal of achieving net zero GHG emissions by 2050 or sooner. As such, we are creating a comprehensive inventory of GHG emissions, are setting an interim target for a proportion of our assets to be managed in line with the attainment of net zero emissions by 2050 or sooner, and are committed to reviewing our interim target at least every five years. Although we have undertaken a phase one climate change risk analysis, and through this exercise, have identified certain assets that due to their geographical location may have heightened exposure to physical or transition risk, and are working to conduct asset level analyses to validate this initial assessment and mitigate potential climate change related risks, we can provide no assurance that such efforts will be effective. We also continue to align with the recommendations from the Task Force on Climate-related Financial Disclosures (TCFD) to better measure and communicate risks.

We may be adversely affected by the phasing out of LIBOR.

The Financial Conduct Authority (the “FCA”) in the United Kingdom ceased compelling banks to submit rates for the calculation of LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly-used USD LIBOR settings until June 30, 2023 and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.

We have outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our ability to obtain cost-effective financing. In addition, the transition of our existing LIBOR financing agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities.

Risks Relating to Us and Our Structure

Our company relies on the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations.

Our company’s sole direct investments are its managing general partnership interest in the Property Partnership, which owns almost all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold our interests in the operating entities. Our company has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units, the New LP Preferred Units, as well as to meet our financial obligations. The Property Partnership, the Holding Entities and our operating entities are legally distinct from our company and they are generally required to service their debt obligations before making distributions to us, New LP, or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our units, the New LP Preferred Units, fund working capital and satisfy other needs. In addition, the Property Partnership is required to make distributions to its preferred unitholders before making distributions to us. Any other entities through which we may conduct operations in the future will also be legally distinct from our company and may be restricted in their ability to pay dividends and distributions or otherwise make funds available to our company under certain conditions.

We anticipate that the only distributions our company will receive in respect of our managing general partnership interests in the Property Partnership will consist of amounts that are intended to assist our company in making distributions to the holders of our Preferred Units in accordance with our company’s distribution policy and to allow our company to pay expenses as they become due.

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

Risks Relating to Our Relationship with Brookfield

Brookfield exercises full control over us and we are highly dependent on the Service Providers.

On July 26, 2021, Brookfield Asset Management acquired all of our LP Units. Since that time, our LP Units are no longer publicly traded and BPY is a wholly-owned subsidiary of Brookfield Asset Management. Brookfield is also the sole shareholder of the BPY General Partner. As a result of its ownership of BPY and the BPY General Partner, Brookfield fully controls our and their activities (including the appointment and removal of directors) and exercises controlling influence over Property Partnership, for which our company is the managing general partner. In addition, the Service Providers, which are wholly-owned subsidiaries of Brookfield, provide management and administration services to us pursuant to our Master Services Agreement. Our company and the Property Partnership depend on the management and administration services provided by or under the direction of the Service Providers. Brookfield personnel that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of our company or the Property Partnership or to act exclusively for either of us. Such Service Providers are also expected to exercise their discretionary authority over BPY’s assets and governance more broadly, taking into account Brookfield’s own broader business interests given that BPY is a wholly-owned subsidiary of Brookfield, to cause BPY to enter into transactions that benefit Brookfield directly and that are likely to favor other Brookfield advisory clients over us. In seeking to manage business activities efficiently across all advisory clients, the Service Providers have discretion to apply certain restrictions to our investment and other activities, but not to those of other advisory clients, considering the relevant facts and circumstances it deems appropriate. As a result of the more limited protections under the U.S. Investment Advisers Act of 1940 (the “Advisers Act”) that will apply to BPY and our preferred unitholders compared to other Brookfield advisory clients, and due to Brookfield’s 100% ownership and control of BPY, Brookfield’s interests will significantly influence the Service Providers’ conduct and approach to these determinations. It is therefore possible that the outcome for BPY and our subsidiaries will be less favorable than otherwise would have been the case. Any failure to effectively manage our business operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all investment opportunities that Brookfield identifies.

Our ability to grow depends in part on Brookfield’s ability to identify and present us with acquisition opportunities. However, Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of acquisitions. There are a number of factors that could materially and adversely impact the extent to which suitable acquisition opportunities are made available to us by Brookfield. For example, it is an integral part of Brookfield’s (and our) strategy to pursue acquisitions through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. As noted elsewhere, given that we are a wholly-owned subsidiary of Brookfield, it will take its broader interests into account when making acquisition decisions for BPY and will likely make recommendations and determinations that are different than those taken for other Brookfield advisory clients or that it would make under different circumstances. Additionally, the same professionals within Brookfield’s organization that are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us.

In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield will be influenced by factors that result in a misalignment or conflict of interest, including consideration of Brookfield’s own broader business interests given BPY is a wholly-owned subsidiary of Brookfield. See Item 7.B., “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest and Significantly Limited Fiduciary Duties.”

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

Control of our company may be transferred directly or indirectly to a third party without preferred unitholder consent.

The BPY General Partner may transfer its general partnership interest to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets. Furthermore, at any time, Brookfield, as the sole shareholder of the BPY General Partner, may sell or transfer all or part of its shares in the BPY General Partner or, as the sole holder of our LP Units, may sell or transfer all or part of its interest in BPY. Preferred unitholder consent will not be sought in either case. If a new owner were to acquire ownership of BPY or the BPY General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over our policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in our capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, we cannot predict with any certainty the effect that any transfer in the control of our company or the BPY General Partner would have on our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions. As a result, our future would be uncertain and our business, financial condition and results of operations may suffer.

Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of our preferred unitholders.

Operating as a wholly-owned subsidiary of Brookfield involves a number of relationships that will give rise to conflicts of interest between us and our preferred unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our partnership and our preferred unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisers and service providers. In addition, following the Privatization, BPY will begin a program of asset dispositions which includes asset sales to other Brookfield advisory clients, and the terms of such dispositions will be determined by Brookfield in its sole discretion, and Brookfield will generally not seek consent from our preferred unitholders for these dispositions unless required to do so under the Advisers Act. These actual and potential conflicts of interest are described in detail under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest and Significantly Limited Fiduciary Duties”.

In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay a management fee to the Service Providers equal to 1.05% of the sum of the following amounts, if any, calculated by the BPY General Partner, acting reasonably, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for Core Office, Core Retail and the Corporate segments of the business of BPY; and (ii) the carrying value of the outstanding non-voting common shares of Brookfield BPY Holdings Inc. (“CanHoldco”). Additionally, the Property Partnership pays a quarterly equity enhancement distribution to Property Special LP of 0.3125% of the amount by which the company’s total capitalization value at the end of each quarter exceeds its total capitalization value determined immediately following the Spin-off, subject to certain adjustments. Property Special LP also receives incentive distributions based on an amount by which quarterly distributions on the limited partnership units of the Property Partnership exceed specified target levels as set forth in the Property Partnership’s limited partnership agreement. For a further explanation of the equity enhancement and incentive distributions see Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Distributions”. This relationship may give rise to conflicts of interest between us and our preferred unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from our interests and those of our preferred unitholders.

The BPY General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions that would have the effect of increasing distributions and fees payable to it, which may be to the detriment of our company and our preferred unitholders. For example, Brookfield may take actions to increase our distributions in order to ensure it is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our preferred unitholders.

Our arrangements with Brookfield are now managed in the context of a wholly-owned subsidiary relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

The terms of our arrangements with Brookfield were recently revised by Brookfield in the context of the Privatization. While the BPY General Partner’s independent directors are aware of the terms of these arrangements and approved the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties. While we are an advisory client of Brookfield for purposes of the Advisers Act, and therefore Brookfield will have a fiduciary duty to us, that duty will be limited significantly by the terms of our advisory agreements with Brookfield and the disclosures herein. As a result, our preferred unitholders will not receive the full protections of the Advisers Act with respect to services provided by Brookfield. In particular, as noted elsewhere, given that we are a wholly-owned subsidiary of Brookfield, it will take its broader interests into account when making decisions for BPY and will likely make recommendations and determinations that are different than those taken for other Brookfield advisory clients or that it would make under different circumstances.

Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our preferred unitholders and Brookfield will arise in negotiating such new or amended arrangements. Brookfield will generally not seek consent for these arrangements unless required to do so under the Advisers Act or otherwise determined appropriate in Brookfield’s discretion. For more information, see Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest and Significantly Limited Fiduciary Duties”.

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

Brookfield’s obligations and fiduciary duties to us are significantly limited and we will not receive the same protections and benefits as other advisory clients of Brookfield receive.

While we are an advisory client of Brookfield for purposes of the Advisers Act, and therefore Brookfield will have a fiduciary duty to us, that duty will be limited significantly by the terms of our advisory agreements with Brookfield and the disclosures herein. As a result, our preferred unitholders will not receive the full protections of the Advisers Act with respect to services provided by Brookfield. Accordingly, our preferred unitholders will bear additional risks and Brookfield will address potential and actual conflicts of interest differently when managing us in comparison to other advisory clients of Brookfield. In particular, given that we are a wholly-owned subsidiary of Brookfield, it will take its broader interests into account when making decisions for BPY and will likely make recommendations and determinations that are different than those taken for other Brookfield advisory clients or that it would make under different circumstances. The outcome for BPY and certain of our subsidiaries therefore could be less favorable than otherwise would have been the case.

Additionally, Brookfield will manage our investments and other activities taking into account Brookfield’s own interests given we are a wholly-owned subsidiary. Among other things, Brookfield expects to manage our investments and other activities in a manner that benefits Brookfield directly and that favors its broader business activities, including other Brookfield advisory clients. This management approach will affect, among other things, the type of investment opportunities that are allocated to us, the services that we provide Brookfield held assets (including via other Brookfield advisory clients), how Brookfield addresses conflicts of interest that will arise in managing our investments and other activities, including through transactions, such as cross trades, the provision of operational services (including property management, development and construction management, and other services) and financing arrangements, and/or other transactions between Brookfield, other Brookfield advisory clients, or portfolio companies, on the one hand, and BPY, on the other hand. Among other things, Brookfield will generally not seek consent for these transactions unless required to do so under the Advisers Act or otherwise determined appropriate in Brookfield’s sole discretion. This approach to managing conflicts will be different than the approach Brookfield takes for its other advisory clients, for example because consent will be sought for a more limited set of conflicted transactions and, given Brookfield’s ownership of 100% of our limited partnership interests, Brookfield will take its broader interests (i.e., which extend beyond our partnership) into account in managing such conflicts of interest. Among other things, this will result in certain decisions being made (and restrictions applied) with respect to our investments and other activities that would not otherwise be made (or that would be made in a different manner) than if our limited partnership interests were held by third party investors. Brookfield’s own broader interests (including its interests in other Brookfield advisory clients) will significantly influence its conduct and approach to these determinations, including in a manner that is potentially adverse to our preferred unitholders. It is therefore likely that the outcome for BPY and certain of our subsidiaries will be less favorable than otherwise would have been the case.

The liability of the Service Providers is limited under our arrangements with them and we have agreed to indemnify the Service Providers against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to us than they otherwise would if acting solely for their own account.

Under our Master Services Agreement, the Service Providers have not assumed any responsibility other than to provide or arrange for the provision of the services described in our Master Services Agreement in good faith and will not be responsible for any action that the BPY General Partner takes in following or declining to follow its advice or recommendations. In addition, under our limited partnership agreement, the liability of the BPY General Partner and its affiliates, including the Service Providers, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud, gross negligence or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Providers under our Master Services Agreement is similarly limited. In addition, we have agreed to indemnify the Service Providers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred them or threatened in connection with our business, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Providers, except to the extent that such claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Providers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use and the extent of leverage in connection with acquisitions. The indemnification arrangements to which the Service Providers are a party may also give rise to legal claims for indemnification that are adverse to us and our preferred unitholders.

Risks Relating to Our Preferred Units and New LP Preferred Units

Investors should not expect BPY or New LP to redeem any Preferred Units or New LP Preferred Units, as applicable, on any date that such preferred units become redeemable or on any particular date thereafter.

The Preferred Units and the New LP Preferred Units are not redeemable at the option of the preferred unitholders under any circumstances. The Preferred Units and the New LP Preferred Units may be redeemed by their issuer at the issuer’s option (i) following the occurrence of a change of control triggering event, a delisting transaction triggering event, and/or a change in tax law, in whole, out of funds legally available for such redemption, at a redemption price in cash of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared, (ii) prior to certain specified dates, following the occurrence of a ratings event, in whole but not in part, out of funds legally available for such redemption, at a redemption price in cash of $25.50 per unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared, or (iii) at any time on or after certain specified dates, at the issuer’s option, in whole or in part, out of funds legally available for such redemption, at a redemption price in cash of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. Any decision the issuer of such preferred units makes at any time to redeem the preferred units will depend upon, among other things, such issuer’s evaluation of its capital position, the terms and circumstances of any change of control, ratings event or delisting transaction, as applicable, and general market conditions at that time. As a result, the holders of the Preferred Units may be required to bear the financial risks of an investment in the Preferred Units for an indefinite period of time. Unless redeemed by New LP prior to July 26, 2081, the New LP Preferred Units will mature on July 26, 2081 at which time each New LP Preferred Unitholder will be entitled to receive $25.00 per New LP Preferred Unit, together with all accrued (whether or not declared) and unpaid distributions up to but excluding such date of maturity (less any tax required to be deducted and withheld by New LP). As a result, the holders of the New LP Preferred Units may be required to bear the financial risks of an investment in the New LP Preferred Units until their maturity on July 26, 2081.

The Preferred Units and the New LP Preferred Units will also rank junior to all existing and future indebtedness of their respective issuer with respect to assets available to satisfy claims against such issuer, and rank pari passu with certain parity securities as further described in the terms of the Preferred Units and the New LP Preferred Units. Any decision the issuer may make at any time to redeem the Preferred Units or the New LP Preferred Units will be determined by the general partner of BPY or New LP, as applicable, in its sole discretion and will depend upon, among other things, an evaluation of the capital position of the issuer, the composition of its equity, its outstanding indebtedness and general market conditions at that time.

The Preferred Units and the New LP Preferred Units are subordinated to the existing and future debt obligations of their issuer and the securities ranking senior to them, as well as existing and future debt obligations of the partnership’s subsidiaries that are not guarantors of the New LP Preferred Units and any capital stock of the partnership’s subsidiaries that are not guarantors held by others. The interests of the holders of preferred units could be diluted by the issuance of additional units of the issuer of such preferred units, including additional Preferred Units or New LP Preferred Units, and by other transactions.

The Preferred Units and the New LP Preferred Units are subordinated to all existing and future indebtedness of their issuer and the securities ranking senior to them, and rank pari passu with certain parity securities as further described in the terms of the Preferred Units and the New LP Preferred Units. BPY and New LP may incur debt under credit facilities, or other existing or future debt arrangements. The payment of principal and interest on such debt will reduce cash available for distribution to its limited partners, including the preferred unitholders. In addition, the New LP Preferred Units will be structurally subordinated to all existing and future debt obligations of the partnership’s subsidiaries that are not guarantors of the New LP Preferred Units and any capital stock of the partnership’s subsidiaries that are not guarantors held by others as to the payment of distributions and amounts payable upon liquidation.

The issuance of any senior securities or additional parity securities (including additional series of Preferred Units or New LP Preferred Units and any other obligations of BPY or New LP, as applicable, that rank on parity with such preferred units) would dilute the interests of the preferred unitholders and could affect the ability of the issuer to pay distributions on, redeem, or pay the liquidation preference on the Preferred Units or New LP Preferred Units as applicable. Future issuances and sales of senior securities, parity securities or junior securities, or the perception that such issuances and sales could occur, may cause prevailing market prices for the Preferred Units or the New LP Preferred Units to decline and may adversely affect the ability of the issuer of such preferred units to raise additional capital in the financial markets at times and prices favorable to it.

The declaration of distributions on the Preferred Units and the New LP Preferred Units will be at the discretion of the applicable general partner.

The declaration of distributions on the Preferred Units will be at the discretion of the BPY General Partner and the declaration of distributions on the New LP Preferred Units will be at the discretion of the New LP General Partner. The preferred unitholders will not have a right to distributions on their units unless declared by the applicable general partner. The declaration of distributions will be at the discretion of such general partner even if BPY or New LP, as applicable, has sufficient funds, net of its liabilities, to pay such distributions. This may result in preferred unitholders not receiving the full amount of distributions that they expect to receive, or any distributions, and may make it more difficult to resell their preferred units or to do so at a price that the holder finds attractive. The applicable general partner will not allow payment of a distribution (i) unless there is sufficient cash available, (ii) which would render the issuer unable to pay its debts as and when they come due, or (iii) which, in the opinion of the general partner, would or might leave the issuer with insufficient funds to meet any future or contingent obligations. In addition, although unpaid distributions are cumulative, none of BPY or New LP is required to accumulate cash for the purpose of making distributions to the preferred units issued by it or any other preferred units it may issue, which may limit the cash available to make distributions on the Preferred Units or the New LP Preferred Units, as applicable.

The payment of distributions under the Guarantee is limited and uncertain.

The payment of distributions under the Guarantee is limited to certain circumstances. Although the New LP Preferred Units carry cumulative dividends, New LP may not be in a position pursuant to law to declare and pay such distributions. While the payment of such distributions has been guaranteed by BPY, such Guarantee is only triggered when such distributions are declared by the general partner of New LP or, upon the redemption, retraction or liquidation, dissolution or winding-up of New LP. The tax treatment of a payment under the Guarantee may differ from the tax treatment of the payment if it had been made by New LP.

Payment under the Guarantee will also depend, to a large extent, on the receipt by BPY of sufficient funds from its indirect subsidiaries as BPY does not have any significant assets of its own. Each Guarantor has agreed pursuant to the Guarantee that, as long as distributions on New LP Preferred Units are in arrears, such Guarantor will not declare, pay, or set apart for payment, any dividends or distributions on any of its preferred securities if the full, cumulative distributions payable on the New LP Preferred Units are in arrears. A failure by a Guarantor to pay such distributions or dividends may have an adverse effect on BPY, New LP and the market value of the New LP Preferred Units.

The Preferred Units and the New LP Preferred Units have extremely limited voting rights.

Except as set forth in the respective partnership agreements of BPY and New LP or as otherwise required by Bermuda law, the preferred unitholders generally will have no voting rights. For example, New LP may sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions without the approval of the holders of New LP Preferred Units. Although the holders of New LP Preferred Units are entitled to limited protective voting rights with respect to certain matters, the New LP Preferred Units will generally vote as a separate class, or along with all other classes or series of the parity securities of New LP or other preferred units that New LP may issue upon which like voting rights have been conferred and are exercisable. As a result, the voting rights of holders of New LP Preferred Units may be significantly diluted, and the holders of such other classes or series of parity securities of New LP that New LP may issue in the future, may be able to control or significantly influence the outcome of any vote.

The terms of the current and future indebtedness of BPY and/or New LP and our operating entities or their subsidiaries currently do or may, among other things, restrict such entity’s ability to make distributions on the preferred units issued by it or to redeem the preferred units issued by it.

Distributions will only be paid if the distribution is not restricted or prohibited by law or the terms of any senior securities of the issuer of the Preferred Units or New LP Preferred Units, including current and future indebtedness. The instruments governing the terms of current or future financing or the refinancing of any borrowings of BPY and/or New LP and our operating entities or their subsidiaries currently do or may contain covenants that restrict, among other things, such issuer’s ability to make distributions on or redeem the preferred units issued by it. The Preferred Units and the New LP Preferred Units place no restrictions on the ability of their respective issuer to incur indebtedness containing such restrictive covenants.

Your ability to transfer the Preferred Units and/or the New LP Preferred Units at a time or price you desire may be limited by the absence of an active trading market.

Since the Preferred Units have no stated maturity date, holders seeking liquidity of their Preferred Units as well as holders seeking liquidity of their New LP Preferred Units prior to their maturity date will be limited to selling their preferred units in the secondary market absent redemption by the issuer of such units. We may not be able to maintain an active trading market on the Nasdaq Stock Market (the “Nasdaq”) and/or the Toronto Stock Exchange (the “TSX”) for the Preferred Units and the New LP Preferred Units may not develop or, even if it develops, may not last, in which case the trading price of such preferred units could be adversely affected and your ability to transfer your preferred units will be limited. Additionally, the Preferred Units and the New LP Preferred Units may trade at prices lower than $25.00. The trading price of such preferred units would depend on many factors, including:

•prevailing interest rates;

•the market for similar securities;

•general economic and financial market conditions;

•the corporate credit ratings of BPY and New LP, as applicable, the credit ratings of the Preferred Units and the New LP Preferred Units and the corporate credit ratings of the Guarantors and their securities;

•BPY’s, New LP’s and any of the Guarantor’s issuance of debt or other preferred securities or the incurrence of additional indebtedness; and

•BPY’s, New LP’s and any of the Guarantor’s financial condition, results of operations and prospects.

Market interest rates may adversely affect the value of the Preferred Units and the New LP Preferred Units.

One of the factors that will influence the price of the Preferred Units and the New LP Preferred Units will be the distribution yield on the Preferred Units and the New LP Preferred Units (as a percentage of the price of such preferred units) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead holders of such preferred units to expect a higher distribution yield, and higher interest rates would likely increase the issuer’s borrowing costs and potentially decrease funds available for distribution to the limited partners of such issuer, including the holders of the applicable preferred units. Accordingly, higher market interest rates could cause the market price of the preferred units to decrease. None of BPY or New LP has control over a number of factors, including economic, financial and political events, that impact market fluctuations in interest rates, which have in the past and may in the future experience volatility.

Redemption may adversely affect your return on the Preferred Units or the New LP Preferred Units.

On or after certain specified dates, BPY and New LP will have the right, at their option, to redeem at a price of $25.00 per preferred unit, plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date fixed for redemption, whether or not declared, some or all of the preferred units issued by them, in accordance with the terms of the Preferred Units and the New LP Preferred Units. In addition, prior to a certain specified date, BPY and New LP may redeem the preferred units issued by them after the occurrence of a ratings event, in accordance with the terms of the Preferred Units and the New LP Preferred Units, at a price of $25.50 per unit, plus declared and unpaid distributions. BPY and New LP will also be able to redeem all but not less than all of the Preferred Units and New LP Preferred Units, as applicable, following the occurrence of a change of control triggering event, a delisting transaction triggering event and/or a change in tax law out of funds legally available for such redemption, at a redemption price in cash of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. To the extent that the issuer redeems the preferred units issued by it at times when prevailing interest rates may be relatively low compared to rates at the time of issuance of the such preferred units, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the distribution rate of the applicable preferred units.

Upon a change of control triggering event or a delisting transaction triggering event, the issuer is not required to redeem the Preferred Units or the New LP Preferred Units, and it may not be able to redeem such preferred units or pay the increased distribution rate per annum if it fails to redeem them.

The respective issuer of the Preferred Units and the New LP Preferred Units is not required to redeem them, and even if it should decide to redeem them, since such preferred units rank pari passu with the parity securities of such issuer, and junior to the senior securities of such issuer and to all of the existing and future indebtedness of such issuer, upon a change of control triggering event or a delisting transaction triggering event, the issuer may not have sufficient financial resources available or be permitted under its existing and future indebtedness to redeem its preferred units, or pay the increased distribution rate per annum in accordance with the terms of such preferred units. Even if the issuer is able to pay the increased distribution rate per annum, increasing the per annum distribution rate by 5.00% may not be sufficient to compensate the preferred unitholders for the impact of the change of control triggering event or a delisting transaction triggering event on the market price of the Preferred Units and the New LP Preferred Units.

BPY’s and New LP’s ability to issue parity securities and ability to incur additional indebtedness in the future could adversely affect the rights of the preferred unitholders.

The Preferred Units and the New LP Preferred Units rank pari passu with parity securities issued by their respective issuer. Such issuer is allowed to issue parity securities without any vote of the holders of the Preferred Units and New LP Preferred Units, as applicable, except where the cumulative distributions on such preferred units or any parity securities issued by such issuer are in arrears. The issuance of any parity securities would have the effect of reducing the amounts available to the holders of the preferred units upon the liquidation, dissolution or winding-up if it does not have sufficient funds to pay all liquidation preferences of the applicable preferred units and other parity securities in full. It also would reduce amounts available to make distributions if the issuer does not have sufficient funds to pay distributions on all outstanding parity securities. In addition, future issuances and sales of parity securities by the issuer or the perception that such issuances and sales or entry could occur, may cause prevailing market prices for the Preferred Units and/or New LP Preferred Units, as applicable, to decline and may adversely affect BPY’s and/or New LP’s ability to raise additional capital in the financial markets at times and prices favorable to it.

In addition, the terms of the Preferred Units and the New LP Preferred Units do not limit the ability of their respective issuers to incur indebtedness. As a result, BPY, New LP and their respective subsidiaries may incur indebtedness that will rank senior to the Preferred Units and the New LP Preferred Units, respectively. The incurrence of indebtedness or other liabilities that will rank senior to the applicable preferred units may reduce the amount available for distributions and the amount recoverable by holders of such preferred units.

Under certain limited circumstances, the terms of the Preferred Units and the New LP Preferred Units may change without your consent or approval.

Under the terms of the Preferred Units and the New LP Preferred Units, at any time following a tax event, the issuer of such preferred units may, without the consent of any holders, vary the terms of such preferred units such that they remain securities, or exchange such preferred units for new securities, which would eliminate the substantial probability that their issuer or any successor entity would be required to pay any additional amounts with respect to such preferred units as a result of a change in tax law in accordance with the terms of such preferred units. However, the exercise by the issuer of this right is subject to certain conditions, including that the terms considered in the aggregate cannot be less favorable to the applicable holders of such preferred units than the terms of the preferred units prior to being varied or exchanged.

A change in the rating of the Preferred Units or the New LP Preferred Units could adversely affect their market price.

Rating agencies revise their ratings from time to time and could lower or withdraw any rating issued with respect to the Preferred Units or the New LP Preferred Units. Any real or anticipated downgrade or withdrawal of any ratings could have an adverse effect on the market price or liquidity of such Preferred Units or New LP Preferred Units.

Ratings reflect only the views of the issuing rating agency or agencies and are not recommendations to purchase, sell or hold any particular security, and there is no assurance that any rating will apply for any given period of time or that a rating may not be adjusted or withdrawn. In addition, ratings do not reflect market prices or suitability of a security for a particular investor, and any future rating of the Preferred Units and the New LP Preferred Units may not reflect all risks related to BPY and New LP and their respective business or the structure or market value of the Preferred Units or the New LP Preferred Units, as applicable. The assignment of a new rating that is lower than the existing rating or a downgrade or potential downgrade in the rating assigned to BPY, New LP, their respective subsidiaries, the Preferred Units, the New LP Preferred Units or any of its other securities could adversely affect the trading price and liquidity of the Preferred Units and the New LP Preferred Units.

None of BPY or New LP can be sure that any rating agency will maintain its rating once issued. None of BPY or New LP undertakes any obligation to obtain a rating, maintain the rating once issued or to advise the preferred unitholders of any change in ratings. A failure to obtain a rating or a negative change in a rating once issued could have an adverse effect on the market price or liquidity of the Preferred Units and the New LP Preferred Units.

Rating agencies may change rating methodologies, and their ratings may not reflect all risks.

The rating agencies that currently or may in the future publish a rating for BPY, New LP, the Preferred Units or the New LP Preferred Units may from time to time in the future change the methodologies that they use for analyzing securities with features similar to the Preferred Units and the New LP Preferred Units. If the rating agencies change their practices for rating securities in the future, and the ratings of the Preferred Units and the New LP Preferred Units are subsequently lowered, the trading price and liquidity of the Preferred Units and the New LP Preferred Units could be adversely affected.

In addition, credit ratings may not reflect the potential impact of all risks related to structure, market, additional factors discussed above and other factors that may affect the value of the Preferred Units and the New LP Preferred Units. A credit rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn by the rating agency at any time. In addition, prior to certain specified dates, the Preferred Units and the New LP Preferred Units are redeemable by their respective issuer upon occurrence of a ratings event as specified in the terms of such securities.

Preferred unitholders may have liability to repay distributions.

Under certain circumstances, the preferred unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 11 of the Bermuda Limited Partnership Act, the issuer of the preferred units may not return (or release) any part of a limited partner’s capital contribution (a “Capital Withdrawal”) nor make a distribution from the assets of the issuer if the issuer has reasonable grounds for believing that the Capital Withdrawal or distribution would cause the issuer to be unable to repay its liabilities as they become due (“Impermissible Capital Withdrawal”).

Bermuda law provides that for a period of six years from the date of an Impermissible Capital Withdrawal, limited partners who received the Impermissible Capital Withdrawal will be liable to the limited partnership (or where the partnership is dissolved to its creditors) for the amount of the contribution wrongfully returned or released. Bermuda law also provides that for a period of one year from the date of a Capital Withdrawal made in accordance with the provisions of the Bermuda Limited Partnership Act, a limited partner who received the Capital Withdrawal will be liable to the limited partnership (or where the partnership is dissolved to its creditors) for the amount of the contribution returned or released.

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

Risks Relating to Taxation

General

Preferred Unitholders and New LP Preferred Unitholders may be subject to non-U.S. and U.S. state and local taxes and return filing requirements as a result of owning Preferred Units or New LP Preferred Units.

Based on the expected assets and method of operation of each of BPY and New LP, the BPY General Partner and the New LP General Partner do not expect any Preferred Unitholder or New LP Preferred Unitholder, solely as a result of owning Preferred Units or New LP Preferred units, to be subject to any additional income taxes imposed on a net basis or additional tax return filing requirements in any jurisdiction in which either partnership or its subsidiaries conducts activities or own property. However, the method of operation and current structure of either of BPY or New LP may change, and there can be no assurance that holders of Preferred Units or New LP Preferred Units, solely as a result of owning such partnership interests, will not be subject to certain taxes, including non-U.S. and state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes imposed by the various jurisdictions in which BPY, New LP, or any of their subsidiaries do business or own property now or in the future, even if such holders do not reside in any of these jurisdictions. Consequently, Preferred Unitholders and New LP Preferred Unitholders may also be required to file non-U.S. or state and local income tax returns in some or all of these jurisdictions and may also be subject to penalties for the failure to comply with these requirements. It is the responsibility of each Preferred Unitholder and New LP Preferred Unitholder to file all non-U.S. and U.S. federal and state and local tax returns that may be required of the holder.

The U.S. Internal Revenue Service (“IRS”) or Canada Revenue Agency (“CRA”) may not agree with certain assumptions and conventions used by BPY or New LP to comply with applicable U.S. and Canadian federal income tax laws or to report income, gain, loss, deduction, and credit to Preferred Unitholders or New LP Preferred Unitholders.

BPY and New LP apply certain assumptions and conventions to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to Preferred Unitholders or New LP Preferred Unitholders, taking into account variation in ownership interests during each taxable year because of trading activity. However, the IRS or CRA may not agree that these assumptions and conventions comply with all aspects of the applicable tax requirements. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to Preferred Unitholders or New LP Preferred Unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated, or disallowed in a manner that adversely affects such holders. See Item 10.E. “Taxation”.

United States

U.S. backup withholding tax may apply if any Preferred Unitholder or New LP Preferred Unitholder fails to comply with U.S. tax reporting rules, and such excess withholding tax cost may be an expense borne by BPY or New LP (as applicable) and, therefore, by all holders of partnership interests in BPY or New LP on a pro rata basis.

U.S. backup withholding tax may apply with respect to any Preferred Unitholder or New LP Preferred Unitholder who fails to timely provide BPY or New LP (or the applicable broker, clearing agent, nominee, or other intermediary) with an IRS Form W-9 or an appropriate IRS Form W-8, as applicable. See Item 10.E. “Taxation – U.S. Tax Considerations – Administrative Matters – Withholding and Backup Withholding”. To the extent that any Preferred Unitholder or New LP Preferred Unitholder fails to timely provide the applicable form (or such form is not properly completed), BPY or New LP (as applicable) might treat such U.S. backup withholding taxes as an expense, which generally would be borne indirectly by all holders of partnership interests in BPY or New LP on a pro rata basis (including holders of equity interests who fully comply with their U.S. tax reporting obligations).

The BPY and New LP partnership structures involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of each partnership structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of Preferred Unitholders and New LP Preferred Unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Preferred Unitholders and New LP Preferred Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department, and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations, and other modifications and interpretations, any of which could adversely affect the value of the Preferred Units or New LP Preferred Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for BPY or New LP to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of BPY’s or New LP’s income, reduce the net amount of distributions available to holders of partnership interests in BPY or New LP, or otherwise affect the tax considerations of owning Preferred Units or New LP Preferred Units. In addition, the organizational documents and agreements of BPY and New LP permit the BPY General Partner and the New LP General Partner to modify their respective partnership agreements from time to time, without the consent of Preferred Unitholders or New LP Preferred Unitholders, to address such changes. These modifications could have a material adverse effect on Preferred Unitholders or New LP Preferred Unitholders. See Item 10.E. “Taxation – U.S. Tax Considerations – Administrative Matters – New Legislation or Administrative or Judicial Action”.

The delivery of required tax information by BPY or New LP for a taxable year may be subject to delay, which could require a Preferred Unitholder or New LP Preferred Unitholder who is a U.S. taxpayer to request an extension of the due date for such holder’s income tax return.

Each of BPY and New LP has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine the share of any income, gain, loss, and deduction of BPY or New LP, respectively, allocable to a Preferred Unitholder or New LP Preferred Unitholder) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to Preferred Unitholders and New LP Preferred Unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from other entities. It is therefore possible that, in any taxable year, a Preferred Unitholder or New LP Preferred Unitholder that is a U.S. taxpayer will need to apply for an extension of time to file such taxpayer’s tax returns. See Item 10.E. “Taxation – U.S. Tax Considerations – Administrative Matters – Information Returns and Audit Procedures”.

Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 (“FATCA”), certain payments made or received by BPY or New LP may be subject to a 30% federal withholding tax, unless certain requirements are met.

Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to BPY, New LP, or their non-U.S. subsidiaries, or by BPY or New LP to Preferred Unitholders or New LP Preferred Unitholders, respectively, unless certain requirements are met, as described in greater detail in Item 10.E “Taxation – U.S. Tax Considerations – Administrative Matters – Foreign Account Tax Compliance”. To ensure compliance with FATCA, information regarding ownership of Preferred Units or New LP Preferred Units may be reported to the IRS or to a non-U.S. governmental authority. Preferred Unitholders and New LP Preferred Unitholders should consult their own tax advisers regarding the consequences under FATCA of owning Preferred Units or New LP Preferred Units.

The treatment of distributions on the Preferred Units and New LP Preferred Units as guaranteed payments for the use of capital gives rise to uncertain U.S. federal income tax consequences.

The U.S. federal income tax treatment of distributions on the Preferred Units and New LP Preferred Units is uncertain. The BPY General Partner and the New LP General Partner will treat Preferred Unitholders and New LP Preferred Unitholders as partners entitled to a guaranteed payment for the use of capital on their Preferred Units or New LP Preferred Units, although the IRS may disagree with this treatment. If the Preferred Units or New LP Preferred Units are not partnership interests, they would likely constitute indebtedness for U.S. federal income tax purposes, and distributions on such units would constitute ordinary interest income.

Based on the treatment of the Preferred Units and New LP Preferred Units as partnership interests, the BPY General Partner and the New LP General Partner will treat distributions on the Preferred Units and New LP Preferred Units as guaranteed payments for the use of capital that generally will be taxable to U.S. Holders (as defined below) as ordinary income for U.S. federal income tax purposes. Although a U.S. Holder will recognize taxable income from the accrual of such a guaranteed payment even in the absence of a contemporaneous cash distribution, BPY and New LP anticipate accruing and making the guaranteed payment distributions on a quarterly basis. Otherwise, Preferred Unitholders and New LP Preferred

Unitholders generally are not expected to share in BPY’s or New LP’s items of income, gain, loss, or deduction, nor will BPY or New LP allocate any share of their nonrecourse liabilities, if any, to Preferred Unitholders or New LP Preferred Unitholders. Upon the sale of Preferred Units or New LP Preferred Units, a U.S. Holder will be required to recognize gain or loss equal to the difference between the amount realized by the holder and the holder’s tax basis in the Preferred Units or New LP Preferred Units sold. The amount realized generally will equal the sum of the cash and the fair market value of other property the holder receives in exchange for such units. The initial tax basis of a U.S. Holder in Preferred Units or New LP Preferred Units generally will be equal to the sum of the cash and the fair market value of other property paid by the holder to acquire such units, plus the U.S. Holder’s share, if any, of BPY’s or New LP’s liabilities (as applicable). The initial tax basis of a U.S. Holder in New LP Preferred Units received by such holder pursuant to the Privatization would be the fair market value of the New LP Preferred Units on the date the holder disposed of LP Units pursuant to the Privatization or exchanged BPYU Shares for the Default Consideration pursuant to the BPYU Mandatory Exchange (as such terms are defined in the Registration Statement on Form F-4 filed by Brookfield Asset Management, BPY, and New LP with the SEC).

The ownership and disposition of Preferred Units or New LP Preferred Units by U.S. Holders that are tax-exempt organizations raises tax issues unique to them. The treatment of guaranteed payments for the use of capital to tax-exempt investors is not certain. Depending on the circumstances, such payments may be treated as unrelated business taxable income (“UBTI”) for U.S. federal income tax purposes.

A U.S. Holder of Preferred Units of BPY may face adverse U.S. federal income tax consequences arising from the ownership of an indirect interest (by reason of holding Preferred Units) in a “passive foreign investment company” (“PFIC”) or “controlled foreign corporation” (“CFC”). Based on BPY’s treatment of distributions on Preferred Units as guaranteed payments for the use of capital, BPY intends to take the position that the PFIC and CFC rules generally do not apply to a U.S. Holder whose indirect interest in a PFIC or CFC arises solely by reason of owning Preferred Units. However, the treatment of preferred partnership interests under the PFIC and CFC rules is uncertain. There can be no assurance that the IRS or a court will not treat a U.S. Holder as subject to the PFIC or CFC rules that apply to U.S. holders of partnership interests in BPY generally. In such case, under the PFIC rules, any gain realized by a U.S. Holder upon the direct or indirect sale of, and certain “excess distributions” from, a PFIC would be taxable at ordinary income rates and subject to an additional tax equivalent to an interest charge on the deferral of income inclusions from the PFIC, unless the holder had made an election, if available, for current inclusions. Further, all or a portion of any gain realized upon the direct or indirect sale of a CFC might be taxable at ordinary income rates. For these and other PFIC and CFC consequences generally applicable to U.S. Holders, see “– Consequences to U.S. Holders – Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY” and “– Consequences to U.S. Holders – Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY” in Item 10.E “Taxation – U.S. Tax Considerations”.

The ownership of Preferred Units or New LP Preferred Units by Non-U.S. Holders (as defined below) gives rise to tax issues unique to such holders. BPY and New LP will treat distributions on the Preferred Units and New LP Preferred Units as guaranteed payments made from sources outside the United States for U.S. federal income tax purposes, and BPY and New LP generally do not expect to withhold U.S. federal income tax on such guaranteed payments made to Non-U.S. Holders, provided that BPY and New LP are not engaged in a trade or business within the United States. However, the tax treatment of guaranteed payments for source and withholding tax purposes is uncertain, and the IRS may disagree with this treatment. As a result, it is possible that the IRS could assert that Non-U.S. Holders of Preferred Units or New LP Preferred Units would be subject to U.S. federal income and withholding tax on their share of BPY’s or New LP’s ordinary income from sources within the United States, even if distributions on the Preferred Units or New LP Preferred Units are treated as guaranteed payments. If, contrary to expectation, distributions on the Preferred Units or New LP Preferred Units are not treated as guaranteed payments, then a Non-U.S. Holder might be subject to a withholding tax of up to 30% on the gross amount of certain U.S.-source income of BPY or New LP (as applicable), including dividends and certain interest income, which is not effectively connected with a U.S. trade or business.

Based on BPY’s and New LP’s organizational structure, as well as their expected income and assets, the BPY General Partner and New LP General Partner currently believe that BPY and New LP are unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If, contrary to expectation, BPY or New LP were deemed to be engaged in a U.S. trade or business, then a Non-U.S. Holder of Preferred Units or New LP Preferred Units (as applicable) generally would be required to file a U.S. federal income tax return, and distributions to such holder might be treated as “effectively connected income” (which would subject such holder to U.S. net income taxation and possibly “branch profits” tax in the case of a corporate Non-U.S. Holder) and might be subject to withholding tax imposed at the highest effective tax rate applicable to the Non-U.S. Holder. If BPY or New LP were engaged in a U.S. trade or business, then gain or loss from the sale of Preferred Units or New LP Preferred Units (as applicable) by a Non-U.S. Holder generally would be treated as effectively connected with such trade or business to the extent that the Non-U.S. Holder would have had effectively connected gain or loss had the applicable partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at regular U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations and IRS guidance, the

10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2023. See Item 10.E. “Taxation – U.S. Tax Considerations – Consequences to Non-U.S. Holders”.

Holders of Preferred Units or New LP Preferred Units should consult their own tax advisers regarding the U.S. federal income tax consequences of owning Preferred Units or New LP Preferred Units in light of their particular circumstances.

Canada

If the corporate subsidiaries of the Property Partnership (“non-resident subsidiaries”) that are not resident or deemed to be resident in Canada for purposes of the Income Tax Act (Canada) (together with the regulations thereunder, the “Tax Act”), and that are “controlled foreign affiliates” (“CFAs”) (as defined in the Tax Act) in which the Property Partnership directly holds an equity interest earn income that is “foreign accrual property income” (“FAPI”) (as defined in the Tax Act), Preferred Unitholders may be required to include amounts allocated from BPY in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Any of the non-resident subsidiaries in which the Property Partnership directly holds an equity interest are expected to be CFAs of the Property Partnership. If any CFA of the Property Partnership or any direct or indirect subsidiary thereof that is itself a CFA of the Property Partnership (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends, whether or not the Property Partnership actually receives a distribution of that FAPI. BPY will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and Preferred Unitholders will be required to include their proportionate share of such FAPI allocated from BPY in computing their income for Canadian federal income tax purposes. As a result, Preferred Unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of the Property Partnership may be limited in certain specified circumstances. See Item 10.E. “Additional Information – Taxation – Certain Material Canadian Federal Income Tax Considerations”.

Preferred Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada (and certain exempt foreign trusts, as defined in subsection 94(1) of the Tax Act), other than a CFA of the taxpayer (“Non-Resident Entities”), that could in certain circumstances cause income to be imputed to Preferred Unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to the Property Partnership or BPY. See Item 10.E. “Additional Information – Taxation – Certain Material Canadian Federal Income Tax Considerations”.

The foreign tax credits for Canadian federal income tax purposes of Preferred Unitholders will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business income tax” or “non-business income tax” (each as defined in the Tax Act) paid to the government of a foreign country by BPY, the Property Partnership or New LP, in the case of Preferred Unitholders, or by New LP, in the case of New LP Preferred Unitholders.

Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply in respect of the foreign “business income tax” or “non-business income tax” paid to the government of a foreign country by BPY, the Property Partnership or New LP, the allocation to a Preferred Unitholder of foreign “business income tax” or “non-business income tax” paid by BPY, the Property Partnership, or New LP, and therefore, such holder’s foreign tax credits for Canadian federal income tax purposes, will be limited. Similarly, if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business income tax” or “non-business income tax” paid to the government of a foreign country by New LP, the allocation to a New LP Preferred Unitholder of foreign “business income tax” or “non-business income tax” paid by New LP, and therefore, such holder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E. “Additional Information – Taxation – Certain Material Canadian Federal Income Tax Considerations”.

Preferred Unitholders and New LP Preferred Unitholders who are not and are not deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold, and are not deemed to use or hold, their Preferred Units or New LP Preferred Units, as applicable, in connection with a business carried on in Canada (in this Section 3.D. referred to as “Non-Canadian Holders”), may be subject to Canadian federal income tax with respect to any Canadian source business income earned by (1) in the case of a Non-Canadian Holder that holds Preferred Units, BPY, the Property Partnership or New LP if those entities were considered to carry on business in Canada, or (2) in the case of a Non-Canadian Holder that holds New LP Preferred Units, New LP if New LP were considered to carry on business in Canada.

If BPY, the Property Partnership or New LP were considered to carry on business in Canada for purposes of the Tax Act, Non-Canadian Holders that hold Preferred Units would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by BPY, subject to the potential application of the safe harbour rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention. Similarly, if New LP were considered to carry on business in Canada for purposes of the Tax Act, Non-Canadian Holders that hold New LP Preferred Units would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by New LP, subject to the potential application of the safe harbour rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.

The BPY General Partner intends to manage the affairs of BPY, the Property Partnership and New LP, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether BPY, the Property Partnership or New LP is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the CRA might contend successfully that any or all of BPY, the Property Partnership and New LP carries on business in Canada for purposes of the Tax Act.

If BPY, the Property Partnership or New LP is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, Non-Canadian Holders that hold Preferred Units and that are corporations would be required to file a Canadian federal income tax return for each taxation year in which they are a limited partner of BPY regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Similarly, if New LP is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, Non-Canadian Holders that hold New LP Preferred Units and that are corporations would be required to file a Canadian federal income tax return for each taxation in which they are a limited partner of New LP regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. However, Non-Canadian Holders who are individuals would only be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from BPY, or New LP, as applicable, from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Non-Canadian Holders may be subject to Canadian federal income tax on capital gains realized by BPY or the Property Partnership on dispositions of “taxable Canadian property” (as defined in the Tax Act).

A Non-Canadian Holder that holds Preferred Units will be subject to Canadian federal income tax on its proportionate share of capital gains realized by BPY or the Property Partnership on the disposition of “taxable Canadian property” other than “treaty protected property” (as defined in the Tax Act). “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of BPY and the Property Partnership generally will be “treaty-protected property” to a Non-Canadian Holder if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. BPY and the Property Partnership are not expected to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Canadian Holders that hold Preferred Units will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BPY or the Property Partnership unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, Non-Canadian Holders that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such Non-Canadian Holders in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where: (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either: (i) “excluded property” (as defined in subsection 116(6) of the Tax Act); or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian Holders that hold Preferred Units should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BPY or the Property Partnership.

Non-Canadian Holders may be subject to Canadian federal income tax on capital gains realized on the disposition of Preferred Units, if such Preferred Units are “taxable Canadian property”.

Any capital gain arising from the disposition or deemed disposition of Preferred Units by a Non-Canadian Holder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the Preferred Units are “taxable Canadian property” of the Non-Canadian Holder, unless the Preferred Units are “treaty-protected property” to such Non-Canadian Holder. In general, Preferred Units will not constitute “taxable Canadian property” of a Non-Canadian Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of the Preferred Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act; (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect, of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the Preferred Units are otherwise deemed to be “taxable Canadian property”. The BPY General Partner does not expect the Preferred Units to be “taxable Canadian property” of any Non-Canadian Holder at any time but no assurance can be given in this regard. See Item 10.E. “Taxation – Certain Material Canadian Federal Income Tax Considerations”. Even if the Preferred Units constitute “taxable Canadian property”, the Preferred Units will be “treaty protected property” if the gain on the disposition of Preferred Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If the Preferred Units constitute “taxable Canadian property”, Non-Canadian Holders will be required to file a Canadian federal income tax return in respect of a disposition of Preferred Units unless the disposition is an “excluded disposition” (as discussed above). If Preferred Units constitute “taxable Canadian property”, Non-Canadian Holders should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of Preferred Units.

Non-Canadian Holders may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of “taxable Canadian property”.

Non-Canadian Holders who dispose of “taxable Canadian property”, other than “excluded property” and certain other property described in subsection 116(5.2) of the Tax Act (or who are considered to have disposed of such property on the disposition of such property by BPY or the Property Partnership) are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the Non-Canadian Holder is required to report certain particulars relating to the transaction to CRA not later than 10 days after the disposition occurs. Preferred Units are not expected to be “taxable Canadian property” and neither BPY nor the Property Partnership is expected to dispose of property that is “taxable Canadian property”, but no assurance can be given in this regard.

Payments of dividends or interest (other than interest not subject to Canadian federal withholding tax) by residents of Canada to the Property Partnership or New LP will be subject to Canadian federal withholding tax and payors may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our preferred unitholders.

BPY, the Property Partnership and New LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership or New LP, or dividends paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership, will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership or New LP, the BPY General Partner expects the Holding Entities to look-through New LP and the Property Partnership and BPY to the residency of the partners of BPY and New LP (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that any partners that are not resident or deemed to be resident in Canada for Canadian federal income tax purposes (including any Non-Canadian Holders) may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from interest paid to the Property Partnership or New LP or from dividends paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the “Treaty”), a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as BPY, the Property Partnership and New LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

While the BPY General Partner expects the Holding Entities to look-through BPY, the Property Partnership and New LP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Property Partnership or New LP, BPY or New LP may be unable to accurately or timely determine the residency of their partners for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of the partners. To the extent that BPY or New LP are unable to accurately or timely determine the residency of their partners, the Holding Entities will withhold Canadian federal withholding tax from payments made to the Property Partnership or New LP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident partners will be entitled to claim a credit for their proportionate share of such withholding taxes against their Canadian federal income tax liability, but Non-Canadian Holders will need to take certain steps to receive a refund or credit in respect of their proportionate share of such withholding taxes equal to the difference between the 25% withholding tax rate and the reduced withholding tax rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E. “Additional Information – Taxation – Certain Material Canadian Federal Income Tax Considerations” for further detail. Non-Canadian Holders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

The Preferred Units or New LP Preferred Units, as applicable, may or may not continue to be “qualified investments” under the Tax Act for Registered Plans.

Provided that the Preferred Units or New LP Preferred Units, as applicable, are listed on a “designated stock exchange” (which currently includes the Nasdaq and the TSX, the Preferred Units or New LP Preferred Units, as applicable, will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) and a tax-free savings account (“TFSA”) (all as defined in the Tax Act and collectively referred to herein as “Registered Plans”). However, there can be no assurance that Preferred Units or New LP Preferred Units, as applicable, will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by a RRSP, RRIF, TFSA, RDSP or RESP.

Generally, Preferred Units or New LP Preferred Units, as applicable, will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP provided that (i) the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of the RESP, as the case may be, deals at arm’s length with BPY or New LP, as applicable, for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) for purposes of the prohibited investment rules, in BPY or New LP, as applicable, or (ii) the Preferred Units or New LP Preferred Units, as applicable, are “excluded property” for purposes of the prohibited investment rules. Preferred Unitholders who will hold Preferred Units in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

The Canadian federal income tax consequences to Preferred Unitholders and/or New LP Preferred Unitholders could be materially different in certain respects from those described in this Form 20-F if BPY, the Property Partnership or New LP is a “SIFT partnership” (as defined in the Tax Act).

Under the rules in the Tax Act applicable to a “SIFT partnership” (the “SIFT Rules”) certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a “taxable Canadian corporation” (as defined in the Tax Act). In particular, a “SIFT partnership” will generally be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” (as defined in the Tax Act), other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a “portfolio investment entity”, as defined in the Tax Act), that are held by the “SIFT partnership” and that have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate” (each as defined in the Tax Act).

A partnership will be a “SIFT partnership” throughout a taxation year if at any time in the taxation year (i) it is a “Canadian resident partnership” (as defined in the Tax Act), (ii) “investments” (as defined in the Tax Act) in the partnership are listed or traded on a stock exchange or other public market and (iii) it holds one or more “non-portfolio properties”. For these purposes, a partnership will be a “Canadian resident partnership” at a particular time if (a) it is a “Canadian partnership” (as defined in the Tax Act) at that time, (b) it would, if it were a corporation, be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada) or (c) it was formed under the laws of a province. A “Canadian partnership” for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are “Canadian partnerships”.

Under the SIFT Rules, BPY, the Property Partnership and New LP could each be a “SIFT partnership” if it is a “Canadian resident partnership”. However, the Property Partnership would not be a “SIFT partnership” if BPY is a “SIFT partnership” regardless of whether the Property Partnership is a “Canadian resident partnership” if the Property Partnership qualifies as an “excluded subsidiary entity” (as defined in the Tax Act). BPY, the Property Partnership and New LP will be a “Canadian resident partnership” if their central management and control is located in Canada. This determination is a question of fact and is expected to depend on where the BPY General Partner is located and exercises the central management and control of these partnerships. The BPY General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to BPY, the Property Partnership or New LP at any relevant time. However, no assurance can be given in this regard. If BPY, the Property Partnership or New LP is a “SIFT partnership”, the Canadian federal income tax consequences to Preferred Unitholders or New LP Preferred Unitholders, as applicable, could be materially different in certain respects from those described in Item 10.E. “Additional Information – Taxation – Certain Material Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

General Risks

Our failure to maintain effective internal controls could have a material adverse effect on our business.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management has delivered a report that assesses the effectiveness of our internal controls over financial reporting (in which they concluded that these internal controls are effective) and our independent registered public accounting firm has delivered an attestation report on our management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited consolidated financial statements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

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

Our company is a “foreign private issuer” under U.S. securities laws and as a result is subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the Nasdaq.

Although our company is subject to the periodic reporting requirement of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States and our company is exempt from certain other sections of the Exchange Act that U.S. domestic registrants would otherwise be subject to, including the requirement to provide our unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, certain of the governance rules imposed by the Nasdaq are inapplicable to our company.

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

Our company was established by Brookfield Asset Management as its primary vehicle to make investments across all strategies in real estate. Our goal is to be the leading global owner and operator of high-quality real estate. Prior to the Privatization (described below), our LP Units were listed on the Nasdaq and the TSX under the symbols “BPY” and “BPY.UN”, respectively. Our Preferred Units are listed on the Nasdaq under the symbols “BPYPP”, “BPYPO” and “BPYPN”, respectively.

On April 15, 2013, Brookfield Asset Management completed a spin-off of its commercial property operations to our partnership which was effected by way of a special dividend of units of our partnership to holders of Brookfield Asset Management’s Class A and B limited voting shares. Each holder of the shares received one partnership unit for approximately every 17.42 shares with Brookfield Asset Management retaining units of our partnership, Redemption-Exchange Units, and a 1% general partner interest in the Property Partnership through Property Special LP. Our general partner is an indirect wholly-owned subsidiary of Brookfield Asset Management and wholly-owned subsidiaries of Brookfield Asset Management provide management services to us pursuant to our Master Services Agreement.

On August 28, 2018, we acquired all of the outstanding shares of common stock of GGP Inc. (“GGP”) other than those shares previously held by our partnership and our affiliates (which represented a 34% interest in GGP prior to the acquisition). In connection with the acquisition, we formed BPYU, which prior to the Privatization, was an issuer of public securities that were intended to offer economic equivalence to an investment in our partnership in the form of a U.S. REIT stock.

On July 26, 2021, Brookfield Asset Management acquired all of the LP Units and Exchange LP Units that it did not previously own (the “Privatization”). Pursuant to the terms of the transaction and subject to pro-ration, unitholders were able to elect to receive, per unit, $18.17 in cash, 0.4006 of a Brookfield Asset Management class A limited voting share (“BAM shares”) or 0.7268 of a New LP Preferred Unit. The New LP Preferred Units issued in the Privatization began trading on the TSX under the symbol “BPYP.PR.A” and Nasdaq under the symbol “BPYPM” on July 27, 2021. The LP Units were delisted from the TSX and Nasdaq at market close on July 26, 2021.

The outstanding BPYU Units were acquired in connection with the transaction in accordance with the terms of the BPYU charter. The BPYU Units were delisted from Nasdaq at market close on July 26, 2021 and BPYU’s 6.375% Series A Cumulative Redeemable Preferred Stock was redeemed for cash on August 19, 2021 at its par value of $25.00 per share, plus accumulated and unpaid dividends.

For a description of our principal capital expenditures in the last three fiscal years and a discussion of our acquisitions and dispositions during the year ended December 31, 2021, please see Item 5.A. “Operating and Financial Review and Prospects - Operating Results”.

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at www.sec.gov. See Item 10.H “Documents on Display”. You may also obtain our SEC filings on our website bpy.brookfield.com. The information on our website is not part of this annual report.

4.B.    BUSINESS OVERVIEW

Operations and Principal Activities

We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. With approximately 29,500 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors.

Core Office
Our diversified Core Office portfolio consists of 96 million square feet across 140 premier office assets in some of the world’s most dynamic gateway markets, as well as approximately 5 million square feet of active office and multifamily developments. We target to earn core-plus total returns on this portfolio.

Represented within this portfolio are some of our most iconic assets, including Manhattan West in New York and Canary Wharf in London. We seek to maintain this irreplaceable portfolio of large-scale mixed-use complexes in global gateway cities, which provide our tenants with a 24-hour, 7-days-a-week live, work, play environment on a long-term basis. These iconic assets, which represent approximately 70% of the equity attributable to Unitholders in our Core Office portfolio, cover 31 million square feet across 59 properties. These assets have stable cash flows and retain their values very well over long periods of time, as a result of their long-term leases. These properties are 94% leased.

The remaining 81 properties, covering 65 million square feet of space, represent properties with transitional operational uplift and realization potential. These assets earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Core Retail
Our Core Retail portfolio consists of 115 million square feet across 115 best-in-class malls and urban retail properties across the United States. We target to earn core-plus total returns on this portfolio.

Similar to our Core Office portfolio, 24 million square feet across 19 properties are represented by assets in which we intend to retain long-term ownership. These assets include trophy assets, such as Ala Moana in Honolulu and Fashion Show in Las Vegas, and collectively represent approximately 60% of the equity attributable to Unitholders in our Core Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. These properties are 94% leased.

For the remaining 96 properties, covering 91 million square feet of space, we seek to maximize return through leasing, redevelopment of existing retail or in some cases through the addition of a mixed-use component like multifamily or office. We add significant values during this transitional period before ultimately monetizing them and reinvesting the proceeds.

LP Investments
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate. We target to earn opportunistic returns on our LP Investments portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. As such, capital invested in our LP Investments recycles over time, as existing funds return capital, and we reinvest these proceeds in future vintages of Brookfield-sponsored funds.
Principal Markets

As of and for the year ended December 31, 2021, approximately 66.5% of our assets and 69.2% of our revenues originated from the United States with the remaining 33.5% of our assets and 30.8% of our revenues originating from Canada, Australia, United Kingdom, Europe, Brazil and Asia.

Competitive Position

The nature and extent of competition we face varies from property to property and business to business. Our direct competitors include other office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate operating companies; public and private real estate companies and funds; commercial property developers and other owners of real estate that engage in similar businesses. In addition, we face competition in our retail business from alternatives to traditional mall shopping, particularly online shopping.

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

Legal Proceedings

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

These laws and regulations may change and we may become subject to additional and/or more stringent laws and regulations in the future. We have established policies and procedures for environmental management and compliance, and we have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure.

Environmental, Social and Governance

As a leading global owner and operator of high-quality real estate, a strong environmental, social and governance (“ESG”) culture has always been an integral part of how we operate our business. Our partnership has a robust ESG strategy that is crucial for us to create long-term value.

Affiliates of Brookfield Asset Management provide services to us under the Master Services Agreement. Brookfield encourages a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires tailored, local management and responsibility. The following are Brookfield’s and our partnership’s ESG principles:

•Mitigate the impact of our operations on the environment
◦Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.
◦Support the goal of net zero GHG emissions by 2050 or sooner.
•Ensuring the well-being and safety of employees
◦Foster a positive work environment based on respect for human rights, valuing diversity, and zero tolerance for workplace discrimination, violence or harassment.
◦Operate with leading health and safety practices to support the goal of zero serious safety incidents.
•Uphold strong governance practices
◦Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics.
◦Maintain strong stakeholder relationships through transparency and active engagement.
•Be good corporate citizens
◦Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
◦Support philanthropy and volunteerism by our employees.

ESG and the Investment Process

ESG culture is embedded throughout the investment process, starting with the due diligence of a potential investment through to the exit process. During the initial due diligence phase, Brookfield uses its operating expertise to identify material ESG risks and opportunities relevant to a potential investment. A potential risk is considered material if it can create, preserve or erode financial or reputational value for Brookfield, the Partnership and/or its investors. Risks and opportunities may stem from a number of environmental, social or governance factors, including but not limited to, transition or physical climate change risk, energy use, water availability/stress, employee health and safety, ethics, integrity and transparency, data privacy, cybersecurity, and vendor selection. Brookfield uses its experience in identifying particular risks specific to certain asset classes, geographical regions and operating environments to inform its view of the likelihood and severity of a potential risk, as well as industry guides and resources, including the Sustainability Accounting Standards Board (“SASB”) guidance framework. In completing an initial assessment of the potential risks posed by a certain investment, internal experts and, as needed, third-party consultants are used. Brookfield utilizes the SASB Engagement Guide, which seeks to identify material ESG considerations and integrate these into the underwriting of potential investments. Brookfield performs a desktop review of each investment to screen for potential physical climate change risks through an online climate change risk modelling platform. Potential climate change risks that are identified through desktop review are considered in respect of the anticipated hold period of Brookfield’s investment, the potential costs to address physical risks that may materialize during Brookfield’s hold period, and ensures the asset obtains sufficient insurance coverage to address potential adverse incidents. Brookfield’s investment teams are responsible for coordinating all aspects of due diligence, including those related to ESG factors, and draws upon significant in-house expertise from our Service Provider and external consultants as required.

To ensure ESG considerations are fully integrated in the due diligence phase, the investment team prepares a detailed memorandum outlining the merits of the transaction and disclosing potential risks, mitigants and value creation opportunities. A summary of the specific ESG due diligence performed and potential ESG risks and opportunities are disclosed for each investment. Senior management of our Service Providers discuss material ESG issues and potential mitigation strategies, including bribery and corruption risks, health and safety risks, and legal risks, as well as environmental and social risks.

Post-acquisition, local management teams are accountable for the implementation of value-add ESG initiatives and management of potential ESG risk issues identified during due diligence and those that may arise during the investment hold period within their operations, in accordance with Brookfield’s and our partnership’s ESG principles. This ensures full alignment between responsibility, authority, experience and execution. This approach is particularly important given the wide range of industries and locations in which we invest that require tailored ESG risk identification and management systems to mitigate unique risks and capitalize on distinct opportunities.

Environmental Initiatives

We pride ourselves on contributing positively to the local communities in which we operate. This means we continually strive to minimize our impact on the environment, while balancing the need for economic growth. We demonstrate respect for the natural environment and take steps to protect it by investing in green technologies, encouraging environmentally sound construction methods, and promoting strategies to minimize our carbon footprint. Sustainability initiatives in our portfolio vary by investment but include measurement of GHG emissions and other key sustainability metrics, energy reduction strategies, use of alternative energy sources such as solar, water conservation, recycling, enhanced indoor air quality, respect and consideration of biodiversity, the provision of alternative transportation parking, use of environmentally friendly cleaning materials and erosion control. These initiatives are monitored by local management teams and the management team of our Service Provider, the former updating the latter at regular business intervals.

We seek to measure the success of our environmental initiatives and report on our progress, including by participating in the Global Real Estate Sustainability Benchmark (“GRESB”) and seeking certifications within our business:

•GRESB Reporting
◦In 2021, eight Brookfield real estate business segments responded to GRESB.
◦We achieved a weighted average score of 85. The average score for real estate business segments that have responded to GRESB for multiple years is 92; new respondent average score is 70.
◦Brookfield maintained green star status among all responding business segments.
◦In 2022, it is expected that Brookfield will respond to GRESB for 11 real estate business segments.

•Certifications
◦Our commitment to sustainability and intelligent design has earned us global recognition. Across our portfolio we hold 196 WELL Health & Safety certifications, 96 LEED certifications, 84 Energy Star certifications in the United States, 54 BOMA 360 office certifications in the United States and Canada, 49 IREM certifications in our core retail business in the United States, 13 NABERS certifications in Australia, 8 Fitwel certifications internationally and 8 BREEM certifications in the United Kingdom.
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
◦We view our philanthropic activities as an opportunity to engage our people and support their development, and be of benefit to the local communities in which we operate. Brookfield utilizes a two-pronged global approach to philanthropy, which includes a global matching program and a capital pool for each office to support philanthropic activities that are important to our people and facilitate relationship building in support of collaboration.

•Diversity & Inclusion
◦Brookfield is committed to a positive, open and inclusive work environment. Our approach to ethnic and gender diversity in our human resources starts with a strong tone at the top and our Code of Business Conduct and Ethics and Positive Work Environment Policy set a consistently high standard for how we interact with each other across our global asset management business.
◦In 2021, Brookfield’s Global Diversity Advisory Group continued to advance its mandate to provide insight into the concerns, challenges and successes around attracting and retaining members of the Black community and other underrepresented groups within our business and find ways to increase our engagement with these groups.

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

•Human Rights and Modern Slavery
◦Brookfield is committed to conducting business in an ethical and responsible manner, including by carrying out our activities in a manner that respects and supports the protection of human rights through i) the elimination of discrimination in employment; ii) the prohibition of child and force labor; and iii) the eradication of harassment and physical or mental abuse in the workplace.
◦These standards are embedded into all core business activities, including training, communications, contracts and due diligence processes as appropriate. These practices extend to our interactions with key suppliers and other business partners.

Governance Initiatives

Oversight of ESG issues is overseen by the board of directors of the BPY General Partner, which receives regular reports on risk, corporate governance, internal controls, culture and other matters that generally relate to ESG. We recognize that strong governance is essential to sustainable business operations, and we aim to conduct our business according to the highest ethical and legal standards. We rigorously maintain sound governance practices that guide our actions and give our investors peace of mind. Given the trend toward increased regulations targeting ESG in many jurisdictions, such as the European Union, we are focused on regularly updating how we manage our ESG compliance. This involves continuing review of evolving legislation, guidelines and best practices for all jurisdictions in which we operate.

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

In 2021, Brookfield introduced a Responsible Contractor Policy, which seeks to guide the selection of certain contractors and subcontractors who provide construction, repairs and maintenance to our portfolio companies. The policy seeks to ensure that the work is carried out in accordance with the best industry standards and practices and that all workers and contractors employed and retained by such companies receive fair wages and benefits, are properly trained and equipped, and perform their work in a safe and efficient manner. The policy applies to new projects where the improvement costs are expected to be in amounts that are material to a Brookfield private real estate fund and its portfolio companies, in respect of U.S. equity investments where a Brookfield private real estate fund exercises a controlling interest.

Distribution Policy

Our distribution policy is to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to recycle capital or raise external capital. The current quarterly distribution on our LP Units is $0.35 per LP Unit (or $1.40 per LP Unit on an annualized basis).

We expect to continue to make distributions to our preferred unitholders in accordance with their contractual terms. Any distributions will be paid if and to the extent declared by the board of the BPY General Partner and permitted by applicable law. Distribution payments are not mandatory or guaranteed and no assurances can be given that distributions will be paid at all.

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

4.C. ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart on the following page represents a simplified summary of our organizational structure as of December 31, 2021. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Asset Management holds units of our company have been omitted.

This chart should be read in conjunction with the explanation of our ownership and organizational structure on the following pages.

Brookfield Asset Management Inc. (Brookfield Asset Management) (Ontario)
LP Interest (1) 100%
Public Class A Preferred LP Units 0.01%
Brookfield Property Partners Limited (BPY General Partner) (Bermuda)
GP Interest 0.02%
Brookfield Property Partners L.P. (our company) (Bermuda)
Non-Voting Common, Redeemable Preferred Shares
GP Interest and LP Interest
Redemption-Exchange Units (1) 63.55%
Managing GP Units 35.89%
Brookfield Property Special L.P. (Property Special LP) (Bermuda)
Special LP Units 0.57%
Brookfield Property L.P. (Property Partnership) (Bermuda)
Holding Entities (2)
Public New LP Preferred Units
GP Interest 99%
GP Interest 99.9%
Brookfield BPY Holdings Inc. (CanHoldco) (Ontario)
Brookfield Properties Retail Holding LLC (BPYU) (Delaware)
BPY Bermuda Holdings IA Ltd. (Bermuda)
BPY Bermuda Holdings II Limited (Bermuda)
BPY Bermuda Holdings VII Limited (Bermuda)
Brookfield Property Preferred L.P. (Bermuda)
BPY Bermuda IV Holdings LP (Delaware)
BPY Bermuda New Holdings Limited (Bermuda)
Brookfield BPY Retail Holdings II Inc. (Ontario)
BPY Bermuda Holdings Limited (Bermuda)
BPY Bermuda Holdings IV Limited (Bermuda)
BPY Bermuda Holdings V Limited (Bermuda)
BPY Bermuda Holdings VI Limited (Bermuda)
Operating Entities (3)
Core Office
BPO (4) 100%
Australia (5) 100%
Europe 100%
Canary Wharf (6) 50%
Brazil (7) 51%-67%
Core Retail
BPYU (8) 100%
LP Investments
LP Investments - Office (9) 24%-33%
Rouse 50%
Brazil Retail 46%
LP Investments – Retail (9) 26%
Logistics (9) 31%
Multifamily (9) 4%-37%
Hospitality (9) 16%-27%
Triple Net Lease (9) 26%
Student Housing (9) 25%
Manufactured Housing (9) 26%
Finance Funds (10) 1%-18%
Mixed-Use (9) 22%-31%

(1)As of December 31, 2021, Brookfield owns all LP Units of our company. Brookfield also has an approximately 64% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units and Special LP Units. On a fully-exchanged basis, our company would directly own 99% of the limited partnership interests in the Property Partnership.
(2)The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1 million of Class B junior preferred shares of CanHoldco as of December 31, 2021. In addition, Brookfield holds $5 million of Class A senior preferred shares of each of CanHoldco and of two wholly-owned subsidiaries of other Holding Entities, which preferred shares are entitled to vote with the common shares of the applicable entity. Brookfield has an aggregate of 2% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of any of the other applicable entities. Brookfield also holds 100% of the non-voting common shares of CanHoldco. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.
(3)Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2021.
(4)The majority of our Core Office portfolio is held through Brookfield Office Properties Inc. (“BPO”). We own 100% of its outstanding common shares and outstanding voting preferred shares as well as interests in certain series of its non-voting preferred shares.
(5)Our Australian office business consists of our direct interest in our Australian office properties not held through BPO.
(6)Our interest in Canary Wharf is held through a joint venture owned 50% by our company and 50% by the Class A Preferred Unitholder.
(7)Our Brazilian office business includes 67% ownership of an office building in Rio de Janeiro, Brazil and our 51% interest in an office building in the Faria Lima section of São Paulo, Brazil.
(8)Our voting and economic interest in BPYU is 100%.
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

Name	Economic Interest(1)	Voting Interest(1)
Core Office
BPO(2)	100%	100%
Australia	100%	100%
Europe	100%	100%
Canary Wharf	50%	50%
Brazil	51% - 67%	51% - 67%
Core Retail
BPYU	100%	100%
LP Investments
LP Investments - Office(3,4)	24% - 33%	—
Rouse	50%	33%
Brazil Retail(3)	43%	—
LP Investments - Retail(4)	26%	—
Logistics(3,4)	31%	—
Multifamily(3,4)	4% - 37%	—
Hospitality(3,4)	16% - 27%	—
Triple Net Lease(3,4)	26%	—
Student Housing(3,4)	25%	—
Manufactured Housing(3,4)	26%	—
Finance Funds(3,4)	1% - 18%	—
Mixed-Use(3,4)	22% - 31%	—
(1)All interests are rounded to the nearest one percent and are calculated as at December 31, 2021.
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

Our company owns a direct 36% interest in the Property Partnership through ownership of managing general partner units. Our company also owns the Property Partnership Preferred Units, Series 5, 6 and 7. Brookfield has an approximately 64% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units. Brookfield’s interest in the Property Partnership also includes a special limited partnership interest held by Property Special LP, a wholly-owned subsidiary of Brookfield Asset Management, which entitles it to receive equity enhancement distributions and incentive distributions from the Property Partnership. Holders of our units, other than Brookfield, including the Class A Preferred Unitholder and the holders of the AO LTIP Units and FV LTIP Units, hold the remaining approximate 1% economic interest in the Property Partnership. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Equity Enhancement and Incentive Distributions”.

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

The BPY General Partner

The BPY General Partner, a wholly-owned subsidiary of Brookfield Asset Management, has sole authority for the management and control of our company. Holders of our LP Units and Preferred Units, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”.

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

Holding Entities

Our company indirectly holds its interests in our operating entities through the Holding Entities. The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield holds $1 million of Class B junior preferred shares of CanHoldco, one of our Holding Entities. In addition, Brookfield holds $5 million of Class A senior preferred shares of each of CanHoldco and of two wholly-owned subsidiaries of other Holding Entities. Brookfield also holds approximately $2 billion of non-voting common shares of CanHoldco. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

OBJECTIVES AND FINANCIAL HIGHLIGHTS
OVERVIEW
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, “we”, “us”, or “our”) covers the financial position as of December 31, 2021 and 2020 and financial performance for the years ended December 31, 2021, 2020, and 2019. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as of December 31, 2021 and 2020 and each of the years ended December 31, 2021, 2020, and 2019 (the “Financial Statements”) and related notes contained elsewhere in this Form 20-F.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to the most comparable IFRS measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A on page 79.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements”.

BASIS OF PRESENTATION
Our sole direct investment is a 36% managing general partnership unit interest in Brookfield Property L.P. (the “Operating Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. As of December 31, 2021, the partnership is organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the chief operating decision maker (“CODM”).

Prior to the Privatization described below, our partnership’s equity interests included general partnership units (“GP Units”), limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), FV LTIP Units of the Operating Partnership (“FV LTIP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), Class A stock (“BPYU Units”), of Brookfield Properties Retail Holding LLC. (“BPYU”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1, Series 2 and Series 3. Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units, Exchange LP Units and BPYU Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPYU Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPYU Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”), as the holder of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units were exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. We presented the Exchange LP Units as a component of non-controlling interests. BPYU Units provided their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPYU Units exercised this right, our partnership has the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPYU Units participated in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We presented BPYU Units as a component of non-controlling interest.

On July 26, 2021, Brookfield Asset Management acquired all of the publicly traded LP Units outstanding that it did not previously own (“the Privatization”). In addition, i) the publicly held Exchange LP Units were acquired directly or indirectly by Brookfield Asset Management and subsequently converted into Class A LP Units of Brookfield Office Properties Exchange LP, ii) the publicly held BPYU Units were acquired in the Privatization and the terms of the BPYU Units were subsequently amended to, among other things, remove the entitlement to be exchanged for LP Units, iii) new publicly traded preferred units were issued by Brookfield Property Preferred L.P. (“New LP Preferred Units”), a subsidiary of our partnership, and iv) non-voting common shares in a BPY subsidiary were issued to Brookfield Asset Management (“Canholdco Common Shares”).

This MD&A includes financial data for the year ended December 31, 2021 and includes material information up to the date of this Form 20-F. Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

    We present certain financial information on a proportionate basis. Financial information presented on a proportionate basis provides further information on the financial performance and position of the partnership as a whole, including certain investments which are accounted for under the equity method. We believe that proportionate financial information assists readers in determining the partnership’s economic interests in its consolidated and unconsolidated investments. The proportionate financial information reflects the financial position and performance of the partnership’s economic ownership of each investment that the partnership does not wholly own.

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

OVERVIEW OF OUR BUSINESS
We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. With approximately 29,500 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors.

Core Office
Our diversified Core Office portfolio consists of 96 million square feet across 140 premier office assets in some of the world’s most dynamic gateway markets. We target to earn core-plus total returns on this portfolio.

Represented within this portfolio are some of our most iconic assets, including Manhattan West in New York and Canary Wharf in London. We seek to maintain this irreplaceable portfolio of large-scale mixed-use complexes in global gateway cities, which provide our tenants with a 24-hour, 7-days-a-week live, work, play environment on a long-term basis. These assets, which represent approximately 70% of the equity attributable to Unitholders in our Core Office portfolio, cover 31 million square feet across 59 properties. These assets have stable cash flows and retain their values very well over long periods of time, as a result of their long-term leases. These properties are 94% leased.

The remaining 81 properties, covering 65 million square feet of space, represent properties with transitional operational uplift and realization potential. These assets earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Core Retail
Our Core Retail portfolio consists of 115 million square feet across 115 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio.

Similar to our Core Office portfolio, 24 million square feet across 19 properties are represented by assets in which we intend to retain long-term ownership. These assets include trophy assets, such as Ala Moana in Honolulu and Fashion Show in Las Vegas, and collectively represent approximately 60% of the equity attributable to Unitholders in our Core Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. These properties are 94% leased.

For the remaining 96 properties, covering 91 million square feet of space, we seek to maximize return through leasing, redevelopment of existing retail or in some cases through the addition of a mixed-use component like multifamily or office. We add significant values during this transitional period before ultimately monetizing them and reinvesting the proceeds.

LP Investments
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate. We target to earn opportunistic returns on our LP Investments portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. As such, capital invested in our LP Investments recycles over time, as existing funds return capital, and we reinvest these proceeds in future vintages of Brookfield-sponsored funds.

PERFORMANCE MEASURES
We consider the following items to be important drivers of our current and anticipated financial performance:

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

To measure our performance against these targets, as described above, and measure our operating performance, we focus on NOI, same-property NOI, FFO, Company FFO, and equity attributable to Unitholders. We define these measures on page 77.

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

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our core real estate portfolio having a combined 91.3% occupancy level and an average six-year lease life. Valuation assumptions, such as discount rates and capitalization rates, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

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

External Valuations
We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During 2021, we obtained 100 external appraisals of our properties representing a gross property value of $40 billion (or 22% of the portfolio). These external appraisals were within 1% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to our IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance for the years ended December 31, 2021, 2020, and 2019 and our financial position as of December 31, 2021, and 2020. Further details on our results from operations and our financial position are contained within the “Segment Performance” section on page 61.

The Privatization impacted the composition of our equity structure. Refer to Note 3, Privatization of the Partnership of our annual 2021 Financial Statements for further information.

The following acquisitions and dispositions of consolidated properties affected our consolidated results in the comparative periods for the years ended December 31, 2021 and 2020. Unless stated otherwise, proceeds represents the selling price attributable to the properties.

Q4 2021
•We sold eight multifamily assets in the United States for approximately $1.2 billion.

•We sold an office complex in Canada for approximately C$350 million ($277 million).

•We sold a 20% interest in an office asset in the United Kingdom for net proceeds of approximately £73 million ($101 million).

•We sold two retail assets in the United States for approximately $278 million.

•We sold two office assets in Brazil for approximately R$2,156 million ($383 million).

•We sold a hotel in the United States for approximately $356 million.

Q3 2021
•We sold seven retail assets in the United States for approximately $58 million.

•We sold eight multifamily assets in the United States for approximately $690 million.

Q2 2021
•We converted our preferred equity interest in a portfolio of select-service hospitality assets (“Hospitality Investors Trust”) valued at approximately $472 million into common shares. Prior to the transaction, our interest was reflected as a financial asset and is now consolidated, as we gained control over the investment.

•We acquired a portfolio of manufactured housing assets in the Brookfield Strategic Real Estate Partners (“BSREP”) II fund for consideration of approximately $159 million.

Q1 2021
•We sold 50% of our interest in Bay Adelaide North in Toronto for approximately C$365 million ($291 million). Prior to the transaction, our interest was consolidated but is now accounted for under the equity method.

•Two malls were conveyed to the lenders in satisfaction of outstanding debt obligations of $247 million and $90 million, respectively.

•We sold four retail assets in the United States for approximately $73 million.

Q4 2020
•We sold our interest in One London Wall Place in London for approximately £460 million ($614 million).

•We sold our portfolio of self-storage assets in the United States in the BSREP II fund for approximately $1.2 billion.

•We sold a partial interest in a portfolio of triple-net lease assets in the United States in the Brookfield Strategic Real Estate Partners I fund for approximately $728 million. As part of the sale, we no longer have certain voting rights, which has resulted in a loss of control over the investment; as a result, we deconsolidated our investment in the portfolio.

•We sold two office assets in Brazil in the BSREP II fund for approximately R$2,009 million ($379 million).

•We sold five multifamily assets in the United States in the BSREP II fund for approximately $390 million.

Q3 2020

•We completed the recapitalization of the Atlantis Paradise Island resort (“Atlantis”) with a consortium of investors who made a total commitment of $300 million in the form of preferred equity, of which we committed approximately $125 million. As a result, we no longer control the previously consolidated investment and account for the investment under the equity method.

Q2 2020
•We sold approximately 50% of our interests in two multifamily properties for net proceeds of $102 million and $44 million, respectively. Prior to the transactions, our interests were consolidated but are now accounted for under the equity method.

•We restructured our joint venture partnership in Water Tower Place in which we acquired an incremental 43.9% interest through the assumption of our partner’s share of debt held on the property. Prior to the acquisition, our joint venture interest was reflected as an equity accounted investment and is now consolidated.

Q1 2020
•We sold an office asset in California in the BSREP II fund for approximately $131 million.

For the purposes of the following comparison discussion between the years ended December 31, 2021 and December 31, 2020, the above transactions are referred to as the investment activities. In addition to the investment activities, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

For the comparison discussions between the years ended December 31, 2020 and December 31, 2019, please refer to Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on February 26, 2021.

Operating Results

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Commercial property revenue	$5,163	$5,397	$5,691
Hospitality revenue	1,073	702	1,909
Investment and other revenue	864	494	603
Total revenue	7,100	6,593	8,203
Direct commercial property expense(1)	1,931	1,975	2,009
Direct hospitality expense(1)	910	908	1,518
Investment and other expense	294	69	82
Interest expense	2,593	2,592	2,924
General and administrative expense	924	816	882
Total expenses	6,652	6,360	7,415
Fair value gains (losses), net	2,521	(1,322)	596
Share of net earnings (losses) from equity accounted investments	1,020	(749)	1,969
Income (losses) before income taxes	3,989	(1,838)	3,353
Income tax expense	490	220	196
Net income (loss)	$3,499	$(2,058)	$3,157
(1)During the fourth quarter of 2021, as a result of a change in accounting policy, the partnership reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct commercial property expense and direct hospitality expense. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct commercial property expense and direct hospitality expense of $319 million and $341 million for years ended December 31, 2020 and 2019, respectively, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues or net income.

We recognized net income of $3,499 million for the year ended December 31, 2021 which compares to net loss of $2,058 million during 2020. The increase is primarily attributable to fair value losses recognized on our Core Office and Core Retail portfolios in the prior year, which reflected the impact of the global economic shutdown (“the shutdown”) caused by the coronavirus (“COVID-19”) pandemic on our near and mid-term cash flows, as well as incremental fair value gains recognized in the current period, primarily in our manufactured housing, multifamily, and student housing portfolios. The current period also benefited from increased earnings in our hospitality portfolio, as the majority of our properties started to recover following the shutdown.

Following the acquisition of all LP Units held by public holders by BAM on July 26, 2021, there are no longer publicly traded LP Units. As such, earnings per unit is no longer presented. Refer to Note 3, Privatization of the Partnership of our annual 2021 Financial Statements for further discussion on the Privatization.

Commercial property revenue and direct commercial property expense
In 2021, commercial property revenue decreased by $234 million compared to 2020 primarily due to property dispositions in our LP Investments segment and expirations and bankruptcies in our Core Retail segment in the first half of 2021, which reflected the ongoing impact of the shutdown on our business. These decreases were partially offset by the positive impact of foreign currency translation, same-property growth in our Core Office segment and increased overage rents in our Core Retail segment in the second half of 2021, and leasing at 100 Bishopsgate which became operational in the prior year.
Direct commercial property expense decreased by $44 million due to property dispositions since the prior year in our Core Retail and LP Investments segment. Margins in 2021 were 63.4%; a 1.2% and 3.2% decline compared to 2020 and 2019, respectively.

Hospitality revenue and direct hospitality expense
Hospitality revenue increased to $1,073 million for the year ended December 31, 2021 from $702 million in 2020. The increase was attributable to certain of our hospitality assets that have now entered the recovery phase, as mandated closures and restrictions have started to lift following the shutdown and there is increased demand for leisure travel. The current period also benefited from incremental revenue due to the consolidation of Hospitality Investors Trust. The prior period was impacted by closures and cancellations related to COVID-19, primarily at the Atlantis and Center Parcs. The majority of our hospitality investments operated at a loss given reduced occupancy levels or mandated closures. Direct hospitality expense increased to $910 million in 2021 from $908 million in 2020. The increase was driven by additional expenses due to the consolidation of Hospitality Investors Trust, offset by the deconsolidation of Atlantis in the prior year.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue increased by $370 million for the year ended December 31, 2021 as compared to the prior year, primarily due to income from the sale of multifamily develop-for-sale assets. The current period also benefited from higher leasing and development fees, higher interest income and a distribution from BSREP III of approximately $40 million primarily associated with the sale of a life science portfolio.

    Investment and other expense increased by $225 million to $294 million for the year ended December 31, 2021 as compared to $69 million in the prior year, primarily due to expenses associated with multifamily develop-for-sale assets sold in the current year.

Interest expense
Interest expense increased by $1 million for the year ended December 31, 2021 as compared to the prior year. This increase was primarily due to defeasance costs of approximately $98 million incurred to refinance our manufactured housing portfolio in current period, interest expense from Corporate bond issuances and the consolidation of Hospitality Investors Trust. These increases were almost entirely offset by the deconsolidation of Atlantis, the impact of the historically low interest rate environment on our variable debt obligations and reduced debt levels from disposition activity.

General and administrative expense
General and administrative expense increased by $108 million for the year ended December 31, 2021 compared to the prior year. The increase was primarily attributable to transaction costs associated with the Hospitality Investors Trust transaction and higher management fees and transaction costs associated with the Privatization in the current year.

Fair value gains (losses), net
Fair value gains (losses), net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

Fair value gains, net for our Core Office segment were $357 million for the year ended December 31, 2021. The current period gains are driven by improved valuation metrics and cash flow assumptions in our multifamily properties in the U.S. and higher cash flows in office properties in Brazil, New York and London. In addition, the value of our multifamily and office developments benefited from reduced risk profiles and higher cash flows.

Fair value losses, net for our Core Office segment were $223 million for the year ended December 31, 2020. These losses primarily reflected the impact of the shutdown on our near and mid-term cash flows.

Fair value losses, net for our Core Retail segment were $810 million for the year ended December 31, 2021. Fair value losses, net for our Core Retail portfolio were primarily due to updated cash flow assumptions.

Fair value losses, net for our Core Retail segment were $1,706 million for the year ended December 31, 2020. These losses reflected updated cash flow assumptions to reflect the impact of higher vacancy, longer downtime, and increased capital costs due to the shutdown and resulting store closures. These losses also reflected updated valuation metrics to reflect changes to property level and market risk profiles.

Fair value gains, net for our LP Investments segment for the year ended December 31, 2021 were $2,855 million. These gains were driven by updated valuation metrics and leasing assumptions in select manufactured housing, mixed-use, multifamily, student housing and office assets located in the U.S. and the U.K.

Fair value gains, net for our LP Investments segment for the year ended December 31, 2020 were $696 million primarily due to gains in our U.S. manufactured housing and U.K. student housing portfolios, as well as realized gains due to the disposition of our self-storage portfolio. These gains were partially offset by certain of our asset classes that were more materially impacted than others from the shutdown, mostly our retail assets. We revisited cash flow assumptions for each of our assets based on location, the credit-quality of our tenants, renewal rates, average lease term and restrictions that might impact our ability to collect rent. Consequently, we reflected some negative near-term cash flow assumptions into our valuation models.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are Canary Wharf and Manhattan West in our Core Office segment, Ala Moana Center in Hawaii, Fashion Show and Grand Canal Shoppes in Las Vegas in our Core Retail segment and our interest in the retail fund in Brazil in our LP Investments segment.

Our share of net earnings from equity accounted investments for the year ended December 31, 2021 was $1,020 million, which represents an increase of $1,769 million compared to the prior year. The increase in current year earnings is primarily due to higher investment property fair value gains, gains on derivatives and the favorable impact of foreign currency translation, partially offset by losses in our hospitality portfolio in the first quarter of 2021, which was impacted by the shutdown. The prior year included higher fair value losses on our Core Retail portfolio, which included updated cash flow assumptions, as well as lower share of net earnings from our hospitality portfolio due to the impact of the shutdown on our business.

Income tax expense (benefit)
    The increase in income tax expense for the year ended December 31, 2021 is primarily related to tax rate changes in jurisdictions in which we hold investments.

Summary of Financial Position and Key Metrics

(US$ Millions, except per unit information)	Dec. 31, 2021	Dec. 31, 2020
Investment properties:
Commercial properties	$62,313	$70,294
Commercial developments	2,300	2,316
Equity accounted investments	20,807	19,719
Property, plant and equipment	5,623	5,235
Cash and cash equivalents	2,576	2,473
Assets held for sale	10,510	588
Total assets	112,004	107,951
Debt obligations	52,321	54,337
Liabilities associated with assets held for sale	3,082	396
Total equity	45,005	41,523

As of December 31, 2021, we had $112,004 million in total assets, compared with $107,951 million at December 31, 2020. The increase of $4,053 million was primarily due to valuation gains in our LP Investments and Core Office portfolios and the consolidation of Hospitality Investors Trust previously accounted for as a financial asset. These increases were partially offset by property dispositions.

The following table presents the changes in investment properties from December 31, 2020 to December 31, 2021:

	Dec. 31, 2021
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$70,294	$2,316
Acquisitions	491	80
Capital expenditures	796	758
Dispositions(1)	(1,299)	(351)
Fair value gains, net	1,791	171
Foreign currency translation	(558)	(37)
Transfer between commercial properties and commercial developments	635	(635)
Reclassifications to assets held for sale and other changes(2)	(9,837)	(2)
Investment properties, end of year	$62,313	$2,300
(1)Property dispositions represent the carrying value on date of sale.
(2)Includes a portfolio of triple-net lease assets and a mixed-use asset in South Korea.

Commercial properties represent operating, rent-producing properties. Commercial properties decreased from $70,294 million at the end of 2020 to $62,313 million at the end of the current year. The decrease was largely due to reclassifications to assets held for sale in our LP Investments portfolios, property dispositions, and the negative impact of foreign currency translation. These decreases were partially offset by fair value gains in our LP Investments and Core Office segments as discussed above, capital expenditures and the substantial completion of an office asset in Australia. Refer to Note 4, Investment Properties of our 2021 annual financial statements for further information.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,300 million at December 31, 2021, a decrease of $16 million from the balance at December 31, 2020. The decrease is primarily due to the substantial completion of an office asset in Australia and the partial disposition of Bay Adelaide North in Toronto. These decreases were partially offset by incremental capital spend and valuation gains on our active developments. Refer to Note 4, Investment Properties of our annual 2021 financial statements for further information.

The following table presents the changes in our equity accounted investments from December 31, 2020 to December 31, 2021:

(US$ Millions)	Dec. 31, 2021
Equity accounted investments, beginning of year	$19,719
Additions	698
Disposals and return of capital distributions	(459)
Share of net earnings from equity accounted investments	1,020
Distributions received	(172)
Foreign currency translation	(145)
Reclassification (to)/from assets held for sale	(210)
Other comprehensive income and other	356
Equity accounted investments, end of year	$20,807

Equity accounted investments increased by $1,088 million since December 31, 2020 primarily due to an increase in share of net earnings, driven by same-property growth in our Core Office and Core Retail segments, as well as the acquisition of Brookfield Place Sydney and the deconsolidation of Bay Adelaide North upon partial disposition. These increases were partially offset by disposals and distributions received. Refer to Note 6, Equity Accounted Investments of our annual 2021 financial statements for further information.

     Property, plant and equipment increased by $388 million since December 31, 2020, due to the conversion of our preferred equity interest in Hospitality Investors Trust into common shares which resulted in us acquiring control over the investment, as well as revaluation gains. These increases were offset by the reclassification of a hospitality portfolio in the U.S. to held for sale. Refer to Note 8, Property, Plant And Equipment of our annual 2021 financial statements for further information. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

As of December 31, 2021, assets held for sale primarily included our triple net lease portfolio in the U.S., a hospitality portfolio in the U.S, ten malls in the U.S., an office asset in Brazil, an office asset in the U.S., a multifamily asset in the U.S., a mixed-use complex in South Korea and a hotel in the U.S.

Our debt obligations decreased to $52,321 million as at December 31, 2021 from $54,337 million as at December 31, 2020. The decrease was driven by the reclassification of our triple-net lease portfolio in the U.S. to assets held for sale, the repayment of certain of the partnership’s subsidiary borrowings and the impact of foreign currency translation. These decreases were partially offset by the consolidation of Hospitality Investors Trust and the acquisition and upfinancing of a manufactured housing portfolio. Refer to Note 14, Debt Obligations of our annual 2021 financial statements for further information.

Total equity was $45,005 million at December 31, 2021, an increase of $3,482 million from the balance at December 31, 2020. The increase was primarily due to contributions and income earned during the period, partially offset by distributions.

Interests of others in operating subsidiaries and properties was $19,706 million at December 31, 2021, an increase of $4,019 million from the balance at December 31, 2020. The increase is primarily attributable to the issuance of the non-voting Canholdco Common Shares in connection with the Privatization, as discussed in Basis of Presentation.

SUMMARY OF QUARTERLY RESULTS

	2021				2020
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$2,169	$1,821	$1,660	$1,450	$1,620	$1,636	$1,437	$1,900
Direct operating costs(1)	779	773	662	627	632	760	634	857
Net income (loss)	1,682	400	686	731	(38)	(135)	(1,512)	(373)
Net income (loss) attributable to Unitholders	620	71	319	266	(390)	(229)	(1,253)	(486)
(1)During the fourth quarter of 2021, as a result of a change in accounting policy, we reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct commercial property expense and direct hospitality expense. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct commercial property expense and direct hospitality expense of $319 million and $341 million for years ended December 31, 2020 and 2019, respectively, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues or net income.

    Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, including mandated closures as a result of the shutdown, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income are also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE
    Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

    The following table presents FFO by segment:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Core Office	$539	$495	$582
Core Retail	450	521	707
LP Investments	179	64	268
Corporate	(590)	(373)	(410)
FFO(1)	$578	$707	$1,147
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 77. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 79.

The following table presents CFFO by segment:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Core Office(1)	$584	$540	$662
Core Retail(1)	513	550	772
LP Investments(1)	209	95	309
Corporate(1)	(581)	(370)	(398)
CFFO(1)	$725	$815	$1,345
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 77. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 79.

The following table presents equity attributable to Unitholders by segment as of December 31, 2021 and 2020:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Core Office(1)	$14,344	$14,246
Core Retail(1)	14,995	12,500
LP Investments(1)	5,772	5,262
Corporate(1)	(10,511)	(6,871)
Equity attributable to Unitholders(1)	$24,600	$25,137
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 77. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 79.

Core Office

Overview
    Our Core Office portfolio consists of interests in 140 high-quality office properties totaling approximately 96 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 5 million square feet of active office and multifamily developments, in some of the world’s most dynamic gateway markets. Represented within this portfolio are some of our most iconic assets, including Manhattan West in New York and Canary Wharf in London. We seek to maintain this irreplaceable portfolio of large-scale mixed-use complexes in global gateway cities, which provide our tenants with a 24-hour, 7-days-a-week live, work, play environment on a long-term basis. These iconic assets, which represent approximately 70% of the equity attributable to Unitholders in our Core Office portfolio, cover 31 million square feet across 59 properties. These assets have stable cash flows and retain their values very well over long periods of time, as a result of their long-term leases. The remaining 81 properties, covering 65 million square feet of space, represent properties with transitional operational uplift and realization potential. These assets earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Summary of Operating Results
The following table presents FFO, CFFO and net income in our Core Office segment for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
FFO	$539	$495	$582
CFFO	584	540	662
Net income	1,485	243	1,847

FFO from our Core Office segment was $539 million for the year ended December 31, 2021 as compared to $495 million in 2020. This increase was largely attributable to same-property NOI growth, higher fee revenue, condominium sales at a residential tower in London, incremental NOI at 100 Bishopsgate as the asset continued through lease-up and the positive impact of foreign currency translation. These increases were partially offset by dispositions as mentioned in investment activity.

CFFO from our Core Office segment for 2021 was $584 million as compared to $540 million in 2020. The increase was primarily attributable to the FFO movements discussed above.

Net income from our Core Office segment for 2021 was $1,485 million compared to $243 million in 2020. This increase is largely attributable to fair value gains on investment properties, mark-to-market adjustments on financial instruments and the impact of foreign currency translation, partially offset by the impact from dispositions.

Key Operating Metrics
The following table presents key operating metrics for our Core Office portfolio for the years ended December 31, 2021 and 2020:

(US$ Millions, except where noted)	Consolidated		Unconsolidated
As at and for the years ended Dec. 31,	2021	2020	2021	2020
Total portfolio:
NOI(1)	$1,089	$1,075	$469	$422
Number of properties	68	73	70	66
Leasable square feet (in thousands)	47,717	48,730	29,483	30,929
Occupancy	86.5%	88.5%	91.9%	92.2%
In-place net rents (per square foot)(2)(3)	$33.85	$31.56	$50.90	$43.36
Same-property:
NOI(1)(3)	$1,058	$1,043	$450	$416
Number of properties	66	66	64	64
Leasable square feet (in thousands)	46,989	46,739	28,600	28,778
Occupancy	86.3%	88.3%	91.8%	92.4%
In-place net rents (per square foot)(2)(3)	$33.79	$32.60	$50.10	$47.35
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 77. NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property.
(2)Annualized cash rent from leases on a per square foot basis including tenant expense reimbursements, less operating expenses incurred for that space, but excluding the impact of straight-line rent or amortization of free rent periods.
(3)Presented using normalized foreign exchange rates, using the December 31, 2021 exchange rate.

NOI from our consolidated properties increased to $1,089 million in 2021 from $1,075 million in 2020 primarily due to the impact of foreign currency translation, incremental NOI from 100 Bishopsgate in London and 388 George Street in Sydney due to leasing activity subsequent to substantial completion of both assets in 2020, and higher parking and ancillary revenue in the U.S. as the economy and return-to-office rates improve subsequent to the shutdown. These increases were partially offset by lease expirations and dispositions since the prior year. Same-property NOI for our consolidated properties increased by $15 million to $1,058 million compared with the prior year. Same-property NOI benefited from leasing activity, higher retail and parking revenue as discussed above, and the impact of foreign currency translation. These increases were partially offset by expirations and dispositions.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased to $469 million in 2021 from $422 million in 2020. This increase is primarily due to leasing at One Manhattan West and the Grace Building, the substantial completion of ICD Brookfield Place in Dubai in the prior year and the impact of foreign currency translation. These increases were partially offset by expirations and dispositions since the prior year. Same-property NOI increased compared to the prior year due to leasing activity and the impact of foreign currency translation, as discussed above.

The following table presents changes in investment properties in the Core Office segment from December 31, 2020 to December 31, 2021:

	Dec. 31, 2021
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$24,604	$1,329
Property acquisitions	—	15
Capital expenditures	180	457
Property dispositions	(105)	(351)
Fair value gains, net	109	83
Foreign currency translation	(133)	(25)
Transfer between commercial properties and commercial developments	483	(483)
Reclassifications to assets held for sale	(494)	(2)
Investment properties, end of year	$24,644	$1,023

    Commercial properties totaled $24,644 million at December 31, 2021, compared to $24,604 million at December 31, 2020. This increase was primarily driven by the substantial completion of an office asset in Australia, incremental capital expenditures, and fair value gains. These increases were partially offset by the reclassifications of three assets to assets held for sale, the impact of foreign currency translation and the disposition of an office complex in Canada.

Commercial developments decreased by $306 million between December 31, 2020 and December 31, 2021, and was primarily due to the substantial completion of an office asset in Australia reclassified to commercial properties and the partial disposition of Bay Adelaide North, which was previously consolidated and is now accounted for under the equity method. These decreases were partially offset by incremental capital spend on our active developments.

    The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2020 to December 31, 2021:

(US$ Millions)	Dec. 31, 2021
Equity accounted investment, beginning of year	$8,866
Additions	555
Disposals and return of capital distributions	(3)
Share of net income, including fair value gains (losses)	644
Distributions received	(138)
Foreign exchange	(118)
Reclassification from assets held for sale	(210)
Other	223
Equity accounted investments, end of year	$9,819

Equity accounted investments increased by $953 million to $9,819 million at December 31, 2021 compared to the prior year-end. The increase was driven by the acquisition of Brookfield Place Sydney, the deconsolidation of Bay Adelaide North as mentioned above and share of net earnings.

Debt obligations increased from $13,681 million at December 31, 2020 to $14,560 million at December 31, 2021. This increase was driven by issuances and upfinancings, partially offset by the deconsolidation of Bay Adelaide North.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of December 31, 2021:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
1 The Esplanade, Perth(2)	610	153	Q2 2023	83%	A$	171	A$	92	A$	113	A$	21
Bay Adelaide North, Toronto(2)	823	412	Q4 2023	89%	C$	241	C$	191	C$	175	C$	116
Two Manhattan West, Midtown New York(2)	1,948	1,091	Q4 2023	25%		$1,342		$827		$812		$306
Leadenhall Court, London	430	430	Q1 2026	57%		£564		£193		£426		£78
Office Redevelopment:
1100 Avenue of the Americas, Midtown New York(2)	376	136	Q3 2022	95%		$115		$90		$62		$42
Multifamily:
5 & 8 Harbord Square, London(2)	84	42	n/a	n/a		£31		£15		£—		£—
755 Figueroa, Los Angeles(2)	674	319	Q1 2025	n/a		$269		$155		$166		$70
Hotel:
Wood Wharf - 15 Water Street, London(2)	187	94	Q3 2022	n/a		£70		£39		£47		£25
1 Charter Street, London(2)	94	24	Q2 2023	n/a		£28		£12		£19		£4
Total	5,226	2,701
(1)Net of NOI earned during stabilization.
(2)Presented on a proportionate basis at our ownership in each of these developments.

Our development pipeline consists of prominent, large-scale projects located primarily in the gateway markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget. We have recently completed office towers in New York and London and completed two urban multifamily developments in New York. Our current office and redevelopment projects stand at a weighted-average 56% pre-leased and despite the global economic shutdown, are generally tracking on time and budget.

Core Retail

Overview
Our Core Retail segment consists of 115 best-in-class regional malls and urban retail properties containing over 115 million square feet in the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Core Office portfolio, 24 million square feet across 19 properties are represented by assets in which we intend to retain long-term ownership. These assets include trophy assets, such as Ala Moana in Honolulu and Fashion Show in Las Vegas and collectively represent approximately 60% of the equity attributable to Unitholders in our Core Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. For the remaining 96 properties, covering 91 million square feet of space, we seek to maximize return through leasing, redevelopment of existing retail or in some cases through the addition of a mixed-use component like multifamily or office. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds. However, this business has been significantly impacted by the economic shutdown. NOI growth has been partially offset by the impact of tenant bankruptcies in the last 18 months, and while significant progress has been made on re-letting the majority of that space, we are now facing potential new tenant-viability challenges as a result of the shutdown. It is possible that more bankruptcies result from the shutdown which could lead to further down-time in the near and mid-term and rate growth may continue to be a challenge in the near-term.

Summary of Operating Results
The following table presents FFO, CFFO and net loss in our Core Retail segment for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
FFO	$450	$521	$707
CFFO	513	550	772
Net (loss) income	(147)	(2,183)	726

    FFO earned in our Core Retail segment for the year ended December 31, 2021 was $450 million compared to $521 million in the prior year. The decrease is due to the impact of the shutdown in the first half of 2021. Additionally, the prior year benefited from the gains on the sale of our interest in two operating companies. These decreases were partially offset by higher overage rents, percentage rents and fee revenue.

CFFO in our Core Retail segment for the year ended December 31, 2021 was $513 million compared to $550 million in the prior year. The decrease was primarily attributable to the FFO movements discussed above.

Net loss from our Core Retail segment was $147 million in 2021 compared to a loss of $2,183 million in 2020. The reduction in net loss over the prior year is primarily attributable to higher fair value losses recorded in the prior year, as we adjusted our cash flow assumptions on a suite-by-suite basis to reflect the impact of the shutdown on our near and mid-term cash flows. The reduction in fair value losses more than offset the decline in FFO in the current period.

Key Operating Metrics
The following table presents key operating metrics in our Core Retail portfolio for the years ended December 31, 2021 and 2020:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2021	2020	2021	2020
Total Portfolio:
NOI	$936	$981	$678	$713
Number of malls and urban retail properties	58	63	55	58
Leasable square feet (in thousands)(1)	51,700	55,425	61,051	64,380
Same-property:
Number of malls and urban retail properties	57	57	55	55
Leasable square feet (in thousands)(1)	24,082	23,665	29,197	29,092
Leased %(2)	92.2%	91.6%	94.8%	93.8%
Occupancy %(2)	91.5%	91.3%	93.8%	93.2%
Permanent Occupancy %(2)	85.1%	86.5%	88.0%	89.3%
(1)     Total Portfolio Leasable square feet represents total leasable area whereas Same-property leasable square feet represents Mall and Freestanding gross leasable area.
(2)     Presented on a same-property basis.

    NOI from our consolidated properties decreased to $936 million during the year ended December 31, 2021 from $981 million in 2020 primarily due to the negative impact of the global economic shutdown, partially offset by increased overage and percentage rent and lease termination income.

NOI from our unconsolidated properties decreased to $678 million during the year ended December 31, 2021 from $713 million in 2020 primarily due to the reasons discussed above.

The following table presents changes in investment properties in the Core Retail segment from December 31, 2020 to December 31, 2021:

Dec. 31, 2021
(US$ Millions)	Commercial properties
Investment properties, beginning of year	$20,324
Property acquisitions	18
Capital expenditures	237
Property dispositions	(13)
Fair value losses, net	(754)
Reclassifications to assets held for sale	(821)
Investment properties, end of year	$18,991

Commercial properties decreased by $1,333 million to $18,991 million, primarily due to fair value losses and reclassifications to assets held for sale, partially offset by incremental capital expenditures.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Core Retail segment for the year ended December 31, 2021:

(US$ Millions)	Dec. 31, 2021
Equity accounted investments, beginning of year	$9,685
Additions	44
Disposals and return of capital	(250)
Share of net (losses) earnings from equity accounted investments	472
Distributions	(16)
Reclassification to assets held for sale and other	10
Equity accounted investments, end of year	$9,945

Equity accounted investments increased by $260 million to $9,945 million. The increase is primarily due to the share of net earnings from equity accounted investments, partially offset by return of capital distributions in the current period.

Debt obligations decreased by $2,867 million to $13,423 million, primarily due to the repayment of corporate debt and the revolving facility.

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
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•BSREP I - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 10th year, is fully invested and is executing realizations.

•BSREP II - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 7th year and is fully invested.

•BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund with $15.0 billion in committed capital in aggregate, targeting gross returns of 20%; The fund is in its 5th year.

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

Summary of Operating Results
    Our LP investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets, or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed provide liquidity to support our target distributions.

    The following table presents FFO, CFFO and net income in our LP Investments segment for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
FFO	$179	$64	$268
CFFO	209	95	309
Net income	2,689	306	1,075

    FFO in our LP Investments segment increased by $115 million for the year ended December 31, 2021 primarily due to increased earnings in our hospitality portfolio, as certain of our assets were able to reopen or operate at increased capacity as mandated closures and occupancy restrictions lifted. In addition, we benefited from the impact of foreign exchange. These increases were partially offset by reduced NOI from our hospitality properties in the first quarter of 2021 as a result of the shutdown, defeasance costs incurred upon refinancing our manufactured housing portfolio as well as the impact of property dispositions since the prior year.

CFFO from our LP Investments segment increased by $114 million for the year ended December 31, 2021, primarily attributable to the FFO movements described above.
    Net income from our LP Investments segment increased by $2,383 million for the year ended December 31, 2021. The increase was driven by fair value gains in our manufactured housing, multifamily, student housing and office assets located in the U.S. and the U.K and the increase in FFO, as discussed above.

Corporate
Certain amounts are allocated to our Corporate segment in our management reports as those activities are not used to evaluate our segments’ operating performance.

Summary of Operating Results
The following table presents FFO, CFFO and net loss in our Corporate segment for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
FFO	$(590)	$(373)	$(410)
CFFO	(581)	(370)	(398)
Net (loss)	(528)	(424)	(491)

FFO was a loss of $590 million for the year ended December 31, 2021 compared to a loss of $373 million in the prior year. Corporate FFO includes interest expense and general and administrative expense.

Interest expense for the year ended December 31, 2021 was $305 million (2020 - $255 million), which reflects $149 million (2020 - $146 million) of interest expense on capital securities and $156 million (2020 - $109 million) of interest expense on our credit facilities and corporate bonds. This compares to interest expense of $255 million in the prior year.

Another component of FFO is general and administrative expense, which for the year ended December 31, 2021, was $246 million, and includes $155 million (2020 - $73 million) of asset management fees, $33 million (2020 - $6 million) of equity enhancement fees and $58 million (2020 - $51 million) of other corporate costs. The management fee is calculated as 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for our Core Office, Core Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of CanHoldco. This compares to general and administrative expense of $130 million in the prior year.

In 2021, income tax expense allocated to the Corporate segment was $101 million (2020 - income tax benefit of $38 million and 2019 - benefit of $18 million). The current year income tax expense allocated to the Corporate segment related to tax changes in jurisdictions in which we hold investments. The prior year benefit relates to a decrease in deferred tax liabilities of our holding companies and their subsidiaries.

On July 26, 2021, Brookfield Asset Management completed the acquisition of all LP Units and Exchange LP Units that it did not previously own. The Privatization was accounted for by the partnership as a redemption of LP Units, Exchange LP Units and BPYU Units for cash, as well as a reallocation of equity among non-controlling interests, LP Units, Redeemable/Exchangeable Partnership Units of the Operating Partnership, Exchange LP Units, and BPYU Units. The cash consideration was funded by BAM in exchange for Canholdco Common Shares which is accounted for as a non-controlling interest by BPY, Redeemable/Exchangeable Partnership Units and newly issued preferred units of Brookfield Property Preferred L.P. with a liquidation preference of $25.00 per unit. The Canholdco Common Shares issued to BAM contributed to an increase in the non-controlling interest in the Corporate segment. As of December 31, 2021, the carrying value of the Canholdco Common Shares was $2,083 million. Refer to Note 3, Privatization of the Partnership of our annual 2021 financial statements for further information.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. In particular, in the near term, we expect to be impacted by the ongoing global economic shutdown, which has interrupted business activities and supply chains; disrupted travel; contributed to significant volatility in the financial markets; impacted social conditions; and adversely impacted local, regional, national and international economic conditions, as well as the labor markets.

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

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters, pandemics and the need to pay down existing obligations. These risks may be exacerbated by the continued fallout from the global economic shutdown. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants. In addition, our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows.

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

Public Health Risk
Our business could be materially adversely affected by the effects of the COVID-19 pandemic and the future outbreak of other highly infectious or contagious diseases. As a result of the rapid spread of COVID-19, many companies and various governments have imposed restrictions on business activity and travel which may continue and could expand. Business has slowed significantly around the globe specifically in our hospitality and retail businesses, and there can be no assurance that strategies to address potential disruptions in operations will mitigate the adverse impacts related to the pandemic. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of this pandemic, including any responses to it, will be on the global economy, our company and our businesses or for how long disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and cannot be predicted, including new information which may emerge concerning the severity and transmissibility of new variants of this coronavirus and actions taken to contain it, including the continued pace, availability, distribution and acceptance of effective vaccines, among others. Such developments, depending on their nature, duration, and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows.

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
•tenants may reassess their long-term physical space needs as a result of potential trends arising out of the COVID-19 pandemic, including increasing numbers of employees working from home, increased shopping through e-commerce, technological innovations and new norms regarding physical space needs;
•an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such leases will be executed;
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

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. The global economic shutdown has increased the risk in the near-term of our tenants’ ability to fulfill lease commitments, which has been materially impacted by retail store closures, quarantines and stay-at-home orders. Many of our tenants could declare bankruptcy or become insolvent and cease business operations as a result of prolonged mitigation efforts. Our retail and hospitality assets are experiencing the most immediate impact. Our office asset tenants, while facing hardships from stay-at-home orders, do not presently have as acute difficulty in fulfilling lease commitments in near-term, but they could face increased difficulty if prolonged mitigation efforts materially impact their business.

Government and government agencies comprise 6% of our Core Office segment tenant base and, as at December 31, 2021, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at December 31, 2021:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AA+/AAA	6.0%
Morgan Stanley	NY/London	A+	2.6%
Barclays	London/Toronto/Calgary	A	2.1%
CIBC World Markets(3)	Calgary/Toronto/NY	AA	1.8%
Suncor Energy Inc.	Calgary	BBB+	1.8%
EY	Various	Not Rated	1.5%
Cenovus	Calgary	BBB-	1.3%
Clifford Chance Property Nominees Limited	London	Not Rated	1.3%
Royal Bank of Canada	Various	AA-	1.3%
Deloitte	Various	Not Rated	1.3%
Total			21.0%
(1)From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2)Exposure is a percentage of total leasable square feet.
(3)CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 940,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at December 31, 2021. The largest ten tenants in our portfolio accounted for approximately 20.8% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
Foot Locker, Inc	Footlocker, Champs Sports, Footaction USA, House of Hoops	3.4%
LVMH	Louis Vuitton, Sephora, Fendi, Bulgari, Dior, Tag Heuer	3.1%
Victoria's Secret & Co	Victoria's Secret, PINK	2.5%
The Gap, Inc	Gap, Banana Republic, Old Navy, Athleta	2.0%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.9%
American Eagle Outfitters, Inc	American Eagle Outfitters, Aerie	1.8%
F21 Opco, Llc	Forever 21, XXI Forever	1.8%
Luxottica Group S.P.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.6%
Abercrombie & Fitch Stores, Inc	Abercrombie, Abercrombie & Fitch, Hollister	1.4%
Genesco Inc	Journey's, Journey's Kidz, Johnston & Murphy, Underground Station	1.3%
Total		20.8%
(1)Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. Due to the global economic shutdown, we may experience an increase in re-leasing timelines, potential delays in lease-up of vacant space and the market rates at which such leases will be executed could be impacted. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 10.0% of our Core Office and Core Retail leases mature annually up to 2026. Our Core Office and Core Retail leases have a weighted average remaining lease life of approximately 6.7 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office and retail portfolios at December 31, 2021, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2022	2023	2024	2025	2026	2027	2028	2029 and	Total
									Beyond
Core Office	9,066	4,594	3,895	3,710	5,026	5,299	4,104	7,288	35,672	78,654
Expiring %	11.5%	5.8%	5.0%	4.7%	6.4%	6.7%	5.2%	9.3%	45.4%	100.0%
Core Retail(1)	2,808	110	6,331	7,238	6,983	4,859	4,410	4,518	12,447	49,704
Expiring %	5.6%	0.2%	12.7%	14.6%	14.0%	9.8%	8.9%	9.1%	25.1%	100.0%
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

Approximately 48% of our outstanding debt obligations at December 31, 2021 are floating rate debt compared to 43% at December 31, 2020. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $255 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $31 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. Refer to Note 32, Financial Instruments in our annual 2021 financial statements for further information.

At December 31, 2021, our consolidated debt to capitalization was 52% (December 31, 2020 – 55%). Capitalization includes debt obligations, capital securities and total equity. It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the year ended December 31, 2021, approximately 34% of our assets and 31% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

    The following table shows the impact of a 10% change in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2021
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	339	$(27)	$—
Australian Dollar	A$	1,708	(124)	—
British Pound		£6,375	(863)	—
Euro		€1,297	(147)	—
Brazilian Real	R$	745	(13)	—
Indian Rupee	Rs	617	(1)	—
Chinese Yuan	C¥	730	(11)	—
South Korean Won	₩	289,443	—	—
United Arab Emirates Dirham	AED	342	(9)	—
Czech Koruna	CZK	5	—	—
Hungarian Forint	HUF	5	—	—
Total			$(1,195)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2020
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	521	$(41)	$—
Australian Dollar	A$	2,056	(158)	—
British Pound		£4,206	(575)	—
Euro		€328	(40)	—
Brazilian Real	R$	3,364	(65)	—
Indian Rupee	Rs	28,281	(39)	—
Chinese Yuan	C¥	1,084	(17)	—
South Korean Won	₩	204,795	(19)	—
United Arab Emirates Dirham	AED	708	(19)	—
Czech Koruna	CZK	8	—	—
Hungarian Forint	HUF	334	—	—
Polish Zloty	PLN	3	—	—
Total			$(973)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2019
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	377	$(29)	$—
Australian Dollar	A$	2,154	(151)	—
British Pound		£3,275	(434)	—
Euro		€339	(38)	—
Brazilian Real	R$	3,310	(82)	—
Indian Rupee	Rs	26,628	(37)	—
Chinese Yuan	C¥	933	(13)	—
South Korean Won	₩	160,969	(14)	—
United Arab Emirates Dirham	AED	683	(19)
Total			$(817)	$—
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

We are progressing through our transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. Sterling Overnight Index Average (“SONIA”) replaced £ LIBOR effective December 31, 2021, and Euro Short-term Rate (“€STR”) was published as an alternative to EURIBOR during 2021, though EURIBOR remains available for Euro lending. The partnership has addressed the impact and effected the changes required as a result of amendments to the contractual terms of £ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption did not have a significant impact on the partnership’s financial reporting.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Refer to Note 32, Financial Instruments in our annual 2021 financial statements for a detailed description of our financial risk exposure, risk management activities, and further information on derivative instruments at December 31, 2021.

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

    In connection with the Privatization, Brookfield Asset Management’s ownership interest in the partnership was restructured, including the issuance of Canholdco Common Shares to Brookfield Asset Management and the management fee structure was amended. Refer to Note 3, Privatization of the Partnership and Note 33, Related Parties, respectively, of our annual 2021 Financial Statements for further information.

CRITICAL ACCOUNTING POLICIES AND JUDGMENTS
The discussion and analysis of our financial condition and results of operations is based upon the Financial Statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of the consolidated financial statements, in conformity with IFRS as issued by the IASB, requires management to make estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

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

In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give us the current ability to direct the relevant activities of the investee. We also make judgments to determine the amount of potential voting rights which provides us or unrelated parties voting powers, the existence of contractual relationships that provide us voting power, the ability to appoint directors and the ability of other investors to remove us as a manager or general partner. We enter into voting agreements to provide our partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from our involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns we make judgments when we are an investor as to whether we are a principal or agent and whether another entity with decision-making rights is acting as an agent for us. If we determine that we are acting as an agent, as opposed to a principal, we do not control the investee.

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

Rent receivables and related revenue also include percentage participating rents and recoveries of operating expenses. However, recoveries of operating expenses in relation to property taxes as well as property insurance are a component of other rental revenue, separate from the rest of recovery revenue. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries, rental or non-rental revenue, are recognized in the period that recoverable costs are chargeable to tenants.

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

Financial Instruments
We classify our financial instruments into categories based on the purpose for which the instrument was acquired or issued, its characteristics and our designation of the instrument. The category into which we classify financial instruments determines their measurement basis (e.g., fair value or amortized cost) subsequent to initial recognition. We hold financial instruments that represent secured debt and equity interests in commercial properties that are measured at fair value. Estimation of the fair value of these instruments is subject to the estimates and assumptions associated with the valuation of investment properties. When designating derivatives in cash flow hedging relationships, we make assumptions about the timing and amount of forecasted transactions, including anticipated financings and refinancings.

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

There are no other accounting policies issued as of December 31, 2021 that the partnership expects to adopt in the future and which the partnership expects will have a material impact.

NON-IFRS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, same-property NOI, FFO, CFFO, net income attributable to Unitholders, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial property operations less direct commercial property expenses before the impact of depreciation and amortization (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization (“Hospitality NOI”).

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

•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of BSREP III FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation.

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

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 79.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 79 as we believe net income is the most comparable measure.

    In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 79.

Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. We reconcile Net income attributable to Unitholders to net income on page 79.

Reconciliation of Non-IFRS Measures
As described in the “Non-IFRS Financial Measures” section on page 77, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

    The following table reconciles net income to NOI for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Commercial property revenue	$5,163	$5,397	$5,691
Direct commercial property expense	(1,931)	(1,975)	(2,009)
Add: Depreciation and amortization expense in direct commercial property expense(1)	39	39	42
Commercial property NOI(1)	3,232	3,422	3,682
Hospitality revenue	1,073	702	1,909
Direct hospitality expense	(910)	(908)	(1,518)
Add: Depreciation and amortization in direct hospitality expense(1)	269	280	299
Hospitality NOI(1)	432	74	690
Total NOI(1)	3,703	3,535	4,414
Investment and other revenue	864	494	603
Share of net earnings from equity accounted investments	1,020	(749)	1,969
Interest expense	(2,593)	(2,592)	(2,924)
Depreciation and amortization expense(1)	(308)	(319)	(341)
General and administrative expenses	(924)	(816)	(882)
Investment and other expense	(294)	(69)	(82)
Fair value gains (losses), net	2,521	(1,322)	596
Income before income taxes	3,989	(1,838)	3,353
Income tax (expense)	(490)	(220)	(196)
Net income (loss)	3,499	(2,058)	3,157
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	2,223	300	1,201
Net income (loss) attributable to Unitholders	$1,276	$(2,358)	$1,956
(1)As described in the “Non-IFRS Financial Measures” section on page 77, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net income to FFO and Company FFO for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Net income (loss)	$3,499	$(2,058)	$3,157
Add (deduct):
Fair value (gains) losses, net	(2,521)	1,322	(596)
Share of equity accounted fair value (gains) losses, net	(404)	1,403	(1,055)
Depreciation and amortization of real-estate assets(1)	203	249	283
Income tax expense	490	220	196
Non-controlling interests in above items	(689)	(429)	(838)
FFO	578	707	1,147
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	58	48	40
Transaction costs, net(2)	110	33	96
Gains/losses associated with non-investment properties, net(2)	—	3	(1)
Imputed interest(3)	16	23	49
BSREP III earnings(4)	(37)	1	14
Company FFO	$725	$815	$1,345
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(4)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Core Office
The key components of NOI in our Core Office segment are presented below:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Commercial property revenue	$1,909	$1,875	$1,903
Hospitality revenue(1)	9	6	12
Direct commercial property expense	(829)	(805)	(805)
Direct hospitality expense(1)	(15)	(14)	(17)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	15	13	11
Total NOI – Core Office(2)	$1,089	$1,075	$1,104
(1)Hospitality revenue and Direct hospitality expense within our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.
(2)As described in the “Non-IFRS Financial Measures” section on page 77, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles Core Office NOI to net income for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Same-property NOI	$995	$989	$1,036
Currency variance	—	(23)	(15)
NOI related to acquisitions and dispositions	94	109	83
Total NOI – Core Office(1)	1,089	1,075	1,104
Investment and other revenue	280	168	234
Interest expense	(570)	(586)	(606)
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	(15)	(13)	(11)
Investment and other expense	(109)	(24)	(15)
General and administrative expense	(256)	(254)	(250)
Fair value gains (losses), net	357	(223)	798
Share of net earnings from equity accounted investments	644	150	716
Income before income taxes	1,420	293	1,970
Income tax benefit (expense)	65	(50)	(123)
Net income	1,485	243	1,847
Net income attributable to non-controlling interests	295	160	343
Net income attributable to Unitholders	$1,190	$83	$1,504
(1)     As described in the “Non-IFRS Financial Measures” section on page 77, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The following table reconciles Core Office net income to FFO and Company FFO for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Net income	$1,485	$243	$1,847
Add (deduct):
Fair value (gains) losses, net	(357)	223	(798)
Share of equity accounted fair value (gains) losses, net	(315)	160	(420)
Depreciation and amortization of real estate assets(1)	5	4	3
Income tax (benefit) expense	(65)	50	123
Non-controlling interests in above items	(214)	(185)	(173)
FFO	$539	$495	$582
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	12	9	8
Transaction costs, net(2)	17	10	25
(Gains)/losses associated with non-investment properties, net(2)	—	3	(1)
Imputed interest(3)	16	23	48
Company FFO	$584	$540	$662
(1)     Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)     Presented net of non-controlling interests.
(3)     Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

    The following table reconciles Core Office share of net earnings from equity accounted investment for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Unconsolidated properties NOI	$469	$422	$406
Unconsolidated properties fair value (losses) gains, net and income tax expense	315	(160)	420
Other(1)	(140)	(112)	(110)
Share of net earnings from equity accounted investments	$644	$150	$716
(1)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures – Core Retail

The key components of NOI in our Core Retail segment are presented below:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Commercial property revenue	$1,372	$1,450	$1,394
Direct commercial property expense	(458)	(494)	(407)
Add: Depreciation and amortization included in direct commercial property expense(1)	22	25	24
Total NOI – Core Retail(1)	$936	$981	$1,011
(1)As described in the “Non-IFRS Financial Measures” section on page 77, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles Core Retail net (loss) income to net income attributable to Unitholders for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Total NOI – Core Retail(1)	$936	$981	$1,011
Investment and other revenue	138	162	195
Interest expense	(649)	(647)	(683)
Depreciation and amortization included in direct commercial property expense(2)	(22)	(25)	(24)
General and administrative expense	(214)	(255)	(258)
Fair value (losses) gains, net	(810)	(1,706)	(686)
Share of net earnings (losses) from equity accounted investments	472	(743)	1,179
(Loss) income before income taxes	(149)	(2,233)	734
Income tax benefit (expense)	2	50	(8)
Net (loss) income	$(147)	$(2,183)	$726
Net (loss) income attributable to non-controlling interests of others in operating subsidiaries and properties	(22)	(211)	67
Net (loss) income attributable to Unitholders	$(125)	$(1,972)	$659
(1)     As described in the “Non-IFRS Financial Measures” section on page 77, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

    The following table reconciles Core Retail net (loss) income to FFO and Company FFO for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Net (loss) income	$(147)	$(2,183)	$726
Add (deduct):
Fair value losses (gains), net	810	1,706	686
Share of equity accounted fair value (gains) losses, net	(153)	1,112	(643)
Income tax (benefit) expense	(2)	(50)	8
Non-controlling interests in above items	(58)	(64)	(70)
FFO	$450	$521	$707
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	22	24	24
Transaction costs, net(2)	41	5	41
Company FFO	$513	$550	$772
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

The following table reconciles Core Retail share of net (losses) earnings from equity accounted investment for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Unconsolidated properties NOI	$678	$713	$906
Unconsolidated properties fair value (losses) gains, net and income tax expense	153	(1,112)	643
Other(1)	(359)	(344)	(370)
Share of net earnings (losses) from equity accounted investments	$472	$(743)	$1,179
(1)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures - LP Investments
    The following table reconciles LP Investments NOI to net income for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Commercial property revenue	$1,882	$2,072	$2,394
Hospitality revenue	1,064	696	1,897
Direct commercial property expense	(644)	(676)	(797)
Direct hospitality expense	(895)	(894)	(1,501)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	271	281	306
Total NOI(1)	1,678	1,479	2,299
Investment and other revenue	441	152	161
Interest expense	(1,069)	(1,104)	(1,389)
General and administrative expense	(208)	(177)	(198)
Investment and other expense	(185)	(45)	(67)
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	(271)	(281)	(306)
Fair value gains, net	2,855	696	584
Share of net (losses) earnings from equity accounted investments	(96)	(156)	74
Income before income taxes	3,145	564	1,158
Income tax (expense)	(456)	(258)	(83)
Net income	2,689	306	1,075
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	1,887	351	790
Net income (loss) attributable to Unitholders	$802	$(45)	$285
(1)As described in the “Non-IFRS Financial Measures” section on page 77, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The following table reconciles LP Investments net income to FFO for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Net income	$2,689	$306	$1,075
Add (deduct):
Fair value (gains), net	(2,855)	(696)	(584)
Share of equity accounted fair value losses, net	64	131	8
Depreciation and amortization of real estate assets(1)	198	245	280
Income tax expense	456	258	83
Non-controlling interests in above items	(373)	(180)	(594)
FFO	$179	$64	$268
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	24	15	8
Transaction costs, net(2)	43	15	18
Imputed interest(3)	—	—	1
BSREP III earnings(4)	(37)	1	14
Company FFO	$209	$95	$309
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(4)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Corporate
    The following table reconciles Corporate net income to net loss attributable to Unitholders for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Net (loss)	$(528)	$(424)	$(491)
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	63	—	1
Net loss attributable to Unitholders	$(591)	$(424)	$(492)

    The following table reconciles Corporate net loss to FFO for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Net (loss)	(528)	(424)	(491)
Add (deduct):
Fair value (gains) losses, net	(119)	89	100
Income tax expense (benefit)	101	(38)	(18)
Non-controlling interests in above items	(44)	—	(1)
FFO	$(590)	$(373)	$(410)
Add (deduct):
Transaction costs, net(1)	9	3	12
Company FFO	$(581)	$(370)	$(398)
(1)Presented net of non-controlling interests.

5.B.    LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. At December 31, 2021, capital totaled $100 billion compared with $99 billion at December 31, 2020.

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

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows. We anticipate certain planned divestitures may be delayed as a result of the global economic shutdown but do not anticipate execution risk that would have a material impact to our cashflows. Delays might be caused due to reduced business travel which could have an impact on physical touring of targeted assets for disposal.

The future impact of the shutdown on our level of liquidity is uncertain at this time. Measures undertaken by governments and companies around the world in our principal markets have resulted in the temporary closure or capacity restrictions of certain of our operating assets. The duration of such measures may impact our ability to collect rental income, particularly in our retail assets, and to generate hospitality revenue. The longer-term impact of the pandemic and resulting economic downturn could reduce demand for real estate and hospitality bookings, though we have begun to see a recovery in certain of our hospitality assets.

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

We expect to be able to refinance the majority of debt obligations maturing in the near term or to exercise contractual extension options thereon. In certain instances, particularly where a property has been required to close temporarily, we plan to seek certain modifications to mortgages, including lease restructuring approvals and technical default waivers, and potentially interest deferrals on such loans until the property has reopened. Certain development assets with construction facilities in place will require development waivers subject to a protracted work stoppage.

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

•Recurring expenses;
•Debt service requirements;
•Distributions to preferred unitholders;
•Capital expenditures deemed mandatory, including tenant improvements;
•Development costs not covered under construction loans;
•Unfunded committed capital to funds;
•Investing activities which could include:
◦Fulfilling our capital commitments to various funds;
◦Discretionary capital expenditures;
◦Property acquisitions; and
◦Future developments.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

    The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Dec. 31, 2021
2022	$9,743
2023	7,742
2024	10,212
2025	2,541
2026	2,624
Thereafter	5,450
Deferred financing costs	(212)
Secured debt obligations	$38,100
Debt to investment property ratio	59.0%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2022 to 2023, however, approximately 2% of our debt obligations represent non-recourse mortgages where we have suspended contractual payment, and are currently engaging in modification or restructuring discussions with the respective creditors. We are generally seeking relief given the circumstances resulting from the current economic slowdown, and may or may not be successful with these negotiations. If we are unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

Currently our debt to investment property ratio is 59%. We expect to be able to decrease our debt to capital ratios from these levels through the repayment of credit facilities and debt related to the acquisition of a further interest in our retail assets with cash flow generated in the business and raised from asset sales. In addition, we expect to improve other credit metrics through the benefit of additional earnings from the completion and stabilization of our active development pipeline. The timing of achieving these expectations may be delayed due to the impact of the global economic shutdown.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in compliance with substantially all such covenants at December 31, 2021. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership. Summaries of our debt profile for each of our segments are included elsewhere in this Form 20-F.

For the years ended December 31, 2021, 2020 and 2019, the partnership made distributions to unitholders of $878 million, $1,244 million and $1,266 million, respectively. This compares to cash flow from operating activities of $606 million, $1,332 million and $624 million, respectively, for each of the three years then ended. In 2021 and 2019, distributions exceeded cash flow from operating activities. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. In 2021, the partnership funded the gap between its distributions and cash flow from operating activities through approximately $540 million of realized gains from the disposition of assets with meaningful returns on capital. Distributions made to unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

SUBSIDIARY PUBLIC ISSUERS
Brookfield Property Split Corp. (“BOP Split”) was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in BPO common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All preferred shares issued by BOP Split are retractable by the holders at any time for cash. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 ─ Continuous Disclosure Obligations providing for an exemption for certain credit support issuers.

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

In connection with the Privatization (refer to Note 3, Privatization of the Partnership for further information), the partnership formed a subsidiary, Brookfield Property Preferred L.P. (“New LP”), to issue preferred securities. The partnership and certain of its related entities have agreed to guarantee the securities issued by this entity.

The following tables provide consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc., New LP and the holding entities:

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
Year ended December 31, 2021
Revenue	$—	$1,062	$293	$—	$91	$85	$645	$290	$4,634	$7,100
Net income attributable to unitholders(1)	584	892	552	—	(9)	67	1,276	279	(2,365)	1,276

Year ended December 31, 2020
Revenue	$—	$205	$215	$—	$68		$836	$126	$5,143	$6,593
Net income attributable to unitholders(1)	(1,178)	274	102	—	(44)		(2,358)	153	693	(2,358)

Year ended December 31, 2019
Revenue	$—	$32	$163	$—	$43	$—	$1,767	$392	$5,806	$8,203
Net income attributable to unitholders(1)	967	386	767	—	(41)	—	1,956	688	(2,767)	1,956
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
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
As of Dec. 31, 2021
Current assets	$—	$738	$145	$—	$1,915	$2,952	$6,479	$206	$(7,510)	$4,925
Non-current assets	10,848	30,254	23,197	—	441	—	40,811	2,320	(11,302)	96,569
Assets held for sale	—	—	—	—	—	—	—	—	10,510	10,510
Current liabilities	—	2,930	1,051	—	199	—	7,711	1,165	4,509	17,565
Non-current liabilities	—	4,339	4,467	—	2,153	474	14,279	582	20,058	46,352
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	3,082	3,082
Preferred equity	699	—	—	—	—		—	—	—	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,723	—	—	—	—	—	16,983	19,706
Equity attributable to unitholders(1)	$10,149	$23,723	$15,101	$—	$4	$2,478	$25,300	$779	$(52,934)	$24,600

As of Dec. 31, 2020
Current assets	$—	$545	$171	$—	$1,457	$—	$8,780	$196	$(6,728)	$4,421
Non-current assets	12,628	30,137	23,542	—	438	—	38,142	2,227	(4,172)	102,942
Assets held for sale	—	—	—	—	—	—	—	—	588	588
Current liabilities	—	3,595	678	—	336	—	7,587	1,356	4,272	17,824
Non-current liabilities	—	4,542	5,270	—	1,571	—	13,499	531	22,795	48,208
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	396	396
Preferred equity	699	—	—	—	—	—	—	—	—	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,686	—	—	—	—	—	13,001	15,687
Equity attributable to unitholders(1)	$11,929	$22,545	$15,079	$—	$(12)	$—	$25,836	$536	$(50,776)	$25,137
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

New LP Preferred Units Guarantee
New LP was created in connection with the Privatization in order to issue New LP Preferred Units. The payment obligations of New LP to the holders of the New LP Preferred Units, including accrued and unpaid distributions, are fully and unconditionally guaranteed by the partnership, the Operating Partnership and several Holding Entities (Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited). The guarantee of each guarantor ranks senior to all subordinate guarantor obligations.

Pursuant to Rule 13-01 of the SEC’s Regulation S-X, the following tables provides combined summarized financial information of New LP and New LP guarantor entities:

(US$ Millions) For the twelve months ended Dec. 31, 2021	BPY	BP Preferred LP ("New LP")	Other Guarantors	Consolidating adjustments	Combined Guarantor entities
Revenue	$—	$—	$2	$—	$2
Revenue - from non-guarantor subsidiaries	—	85	481	(82)	484
Dividend income - from non-guarantor subsidiaries	416	—	669	(628)	457
Operating profit	409	67	612	(628)	460
Net income	409	67	598	(628)	446

Total revenue of the partnership and its controlled subsidiaries for the twelve months ended months ended Dec. 31, 2021 was $7,100 million.

(US$ Millions) As at Dec. 31, 2021	BPY	BP Preferred LP ("New LP")	Other Guarantors	Consolidating adjustments	Combined Guarantor entities
Current assets	$1	$—	$55	$—	$56
Current assets - due from non-guarantor subsidiaries	—	2,952	7,397	(1,465)	8,884
Long-term assets	—	—	60	—	60
Current liabilities	—	—	249	—	249
Current liabilities - due to related parties	1	—	699	—	700
Current liabilities - due to non-guarantor subsidiaries	—	—	8,703	(1,465)	7,238
Long-term liabilities	—	—	2,432	—	2,432
Long-term liabilities - due to non-guarantor subsidiaries	—	—	10,597	—	10,597
Preferred equity and capital securities	722	474	1,808	(722)	2,282
Non-controlling interests	—	—	2,088	—	2,088

Total assets of the partnership and its controlled subsidiaries for the period ended Dec. 31, 2021 were $112,004 million.

 5.C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

 5.D.    TREND INFORMATION

We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. However, our future results may be impacted by risks associated with the global COVID-19 pandemic, and the related reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and lead to impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns. In addition, we expect to face a meaningful amount of lease rollover in 2022, which may restrain FFO growth from this part of our portfolio in the near future. Our belief is as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements”.

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

 5.E.    CRITICAL ACCOUNTING ESTIMATES

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

Prior to the end of the first quarter of 2020, the global economic shutdown prompted certain responses from global government authorities across the various geographies in which the partnership owns and operates investment properties. Such responses, have included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions have had a significant adverse impact on consumer spending and demand in the near term. As vaccination campaigns against COVID-19 continue, the macroeconomic outlook has improved in certain geographies with the return of more favorable economic conditions, including the removal of occupancy restrictions and government-mandated closures. However, uncertainty remains in the near-term surrounding risks of new economic restrictions and general uncertainty surrounding leasing trends, market rates, and the ability to exit investments in the partnership’s expected timeframe. These circumstances have created estimation uncertainty in the determination of the fair value of investment properties as of December 31, 2021. For the current period, we undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to property-level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and capital spreads. In addition, we reviewed and adjusted our cash flow models with a view of risk and long-term value. As a result of this material estimation uncertainty there is a risk that the assumptions used to determine fair value as of December 31, 2021 may result in a material adjustment to the fair value of investment properties in future reporting periods as more information becomes available.

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

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation
Jeffrey M. Blidner Toronto, Canada	73	Director	Vice Chairman of Brookfield Asset Management
Stephen DeNardo(2) Stamford, United States	68	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Brian W. Kingston New York City, United States	48	Director	Managing Partner of Brookfield Asset Management and Chief Executive Officer of Brookfield’s Real Estate Property Group
Louis Joseph Maroun(2) Warwick, Bermuda	71	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation and Summit Industrial Income REIT
Lars Rodert(2) Stockholm, Sweden	60	Lead Independent Director, Director	Founder and Chief Executive Officer of ÖstVäst Capital Management
(1)The business address for each of the directors is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.
(2)Member of the audit committee. Mr. DeNardo is the Chair of the audit committee and is the audit committee financial expert.

Set forth below is biographical information for the BPY General Partner’s current directors (other than the biographical information of Brian W. Kingston which is set forth under “Our Management”).

    Jeffrey M. Blidner. Mr. Blidner is Vice Chairman of Brookfield Asset Management. Mr. Blidner is a director of Brookfield Business Partners L.P. and Brookfield Renewable Partners L.P. and a director of Brookfield Asset Management and Brookfield Infrastructure Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

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

Louis Joseph Maroun. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun also is on the board of directors of Brookfield Renewable Partners L.P. In addition, Mr. Maroun is Chairman of Sigma Capital Corporation and is on the board of directors and is Chairman of Summit Industrial Income REIT. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology. Mr. Maroun also pursued a series of post graduate studies in finance and mortgage underwriting. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.

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

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Brian W. Kingston	48	24	21	Chief Executive Officer
Bryan K. Davis	48	26	23	Chief Financial Officer

Set forth below is biographical information for Messrs. Kingston and Davis.

Brian W. Kingston. Mr. Kingston was named Chief Executive Officer in 2015. He is also a Managing Partner at Brookfield Asset Management and Chief Executive Officer of Brookfield Property Group. Mr. Kingston joined Brookfield in 2001 and has been engaged in a wide range of merger and acquisition activities. From 2008 to 2013, he led Brookfield’s Australian business activities, holding the positions of Chief Executive Officer of Brookfield Office Properties Australia, Chief Executive Officer of Prime Infrastructure and Chief Financial Officer of Multiplex.

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

Size, Independence and Composition of the Board of Directors

The BPY General Partner’s board of directors may consist of between three and eleven directors or such other number of directors as may be determined from time to time by a resolution of the BPY General Partner’s shareholders and subject to its bye-laws. The board is currently set at five directors and a majority of the directors of the BPY General Partner’s board of directors are independent. In addition, the BPY General Partner’s bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

Transactions Requiring Approval by the Independent Directors

The BPY General Partner’s independent directors have approved a conflicts policy which addresses the approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise.

These transactions include:

•acquisitions by us from, and dispositions by us to, Brookfield;

•the dissolution of our partnership or the Property Partnership;

•any material amendment to our Master Services Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement;

•termination of, or any determinations regarding indemnification under, our Master Services Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; and

•activities and transactions which require independent director approval under advisory, corporate or securities laws.

Our conflicts policy requires the transactions described above to be approved by the BPY General Partner’s independent directors. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest”.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.    MAJOR SHAREHOLDERS

As of February 18, 2022, there are 298,985,982 LP Units of our company outstanding, all of which were beneficially owned, directly or indirectly, by Brookfield Asset Management.

 7.B.    RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH BROOKFIELD

Brookfield Asset Management

On July 26, 2021, Brookfield Asset Management acquired all of our LP Units. Since that time, our LP Units are no longer publicly traded and BPY is a wholly-owned subsidiary of Brookfield Asset Management. Brookfield Asset Management is also the sole shareholder of the BPY General Partner. As a result of its ownership of BPY and the BPY General Partner, Brookfield fully controls our and their activities (including the appointment and removal of directors) and exercises controlling influence over Property Partnership, for which our company is the managing general partner.

Brookfield Asset Management is a leading global alternative asset manager with approximately $690 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York Stock Exchange and TSX under the symbols “BAM” and “BAM.A”, respectively.

A key element of our partnership’s strategy is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. While we believe that our ongoing relationship with Brookfield provides us with a unique competitive advantage, as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below this relationship as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.

Other Services

Brookfield may provide services to our operating entities which are outside the scope of our Master Services Agreement under arrangements that are determined by Brookfield in its sole discretion, taking into account Brookfield’s own broader business interests given that BPY is a wholly-owned subsidiary of Brookfield, and pursuant to which Brookfield will receive fees. The services that may be provided under these arrangements include financial advisory, property management, facilities management, development, relocation services, construction activities, marketing or other services. Brookfield will generally not seek consent for these arrangements unless required to do so under the Advisers Act or otherwise determined appropriate in Brookfield’s discretion.

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

For a further explanation of the equity enhancement and incentive distributions, see Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Distributions”.

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

Maturity of Class A Preferred Units

The Class A Preferred Units were issued on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. The Class A Preferred Units were originally exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $25.70 per unit. Following the Privatization, the Class A Preferred Units became exchangeable into cash equal to the value of the consideration that would have been received on the Privatization (a combination of cash, BAM shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. We also have the option of delivering the actual consideration (a combination of cash, BAM shares and New LP Preferred Units). Following the Privatization, Brookfield has agreed with the Class A Preferred Unitholder to grant Brookfield the right to purchase all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, and to grant the Class A Preferred Unitholder the right to sell all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, in each case at a price equal to the issue price for such Class A Preferred Units plus accrued and unpaid distributions. On December 30, 2021, Brookfield acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for Redemption-Exchange Units. The Class A Preferred Units, Series 1 were subsequently cancelled.

Conflicts of Interest and Significantly Limited Fiduciary Duties

Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. A key element of our partnership’s strategy, and the strategy of Brookfield, Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements) (collectively, “Brookfield Accounts”) in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our partnership and those of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between our investors and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be resolved in the most favorable manner to the interests of our investors and/or of Brookfield Accounts in which we invest.

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

As discussed above, BPY is a wholly-owned subsidiary of Brookfield. Brookfield is also the sole shareholder of the BPY General Partner. While we are an advisory client of Brookfield for purposes of the Advisers Act, and therefore Brookfield will have a fiduciary duty to us, that duty will be limited significantly by the terms of our advisory agreements with Brookfield and the disclosures herein. Our preferred unitholders will not receive the full protections of the Advisers Act with respect to services provided by Brookfield and Brookfield will manage our investment activities considering Brookfield’s own interests given BPY is a wholly-owned subsidiary of Brookfield. Accordingly, our preferred unitholders will bear additional risks, and Brookfield will manage potential and actual conflicts of interest differently, in comparison to other advisory clients of Brookfield. For more information, see Item 3.D., “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Brookfield’s obligations and fiduciary duties to us are significantly limited and we will not receive the same protections and benefits as other advisory clients of Brookfield receive”.

Our limited partnership agreement contains various provisions that modify and reduce the scope of the fiduciary duties that are owed to our partnership and our preferred unitholders, including when conflicts of interest arise. Moreover, Brookfield will not be obligated to, and will not, seek consent for transactions that benefit Brookfield directly and that are likely to favor other Brookfield advisory clients unless required to do so under the Advisers Act or otherwise determined appropriate in Brookfield’s discretion. This approach to managing conflicts will be different than the approach Brookfield takes for its other advisory clients, for which consent will be sought for a broader set of conflicted transactions even if not required by the Advisers Act. Where consent is sought, our limited partnership agreement states that no breach of our limited partnership agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the BPY General Partner. For conflicts of interest that are submitted to the independent directors, our limited partnership agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of the BPY General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the BPY General Partner, therefore take into account the interests of Brookfield as our parent company, third parties and, where applicable, any Brookfield Accounts, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield Accounts. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit the BPY General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership.

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

These provisions are detrimental to our preferred unitholders because they significantly limit the scope of the fiduciary duty and permit conflicts of interest to be resolved in a manner that may not be or is not in the best interests of our partnership or the best interests of our preferred unitholders. Such limitations reflect Brookfield’s management strategy with respect to BPY, pursuant to which Brookfield takes into account its broader business interests in light of its ownership of 100% of our limited partnership interests.

The discussion below describes certain of the actual and potential conflicts of interest that are expected to arise between Brookfield Activities, on the one hand, and Brookfield’s management of our partnership and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise, including those that are not presently known to Brookfield or are deemed immaterial. In addition, as Brookfield’s activities and the investment programs of our partnership and Brookfield Accounts in which we invest change over time, an investment in our partnership may be subject to additional and different actual and potential conflicts of interest. While Brookfield acts in good faith to resolve potential conflicts, taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. In particular, as noted elsewhere, given that we are a wholly-owned subsidiary of Brookfield, it will take its broader interests into account when making decisions for BPY and will likely make recommendations and determinations that are different than those taken for other Brookfield advisory clients or that it would make under different circumstances.

Additional information about potential conflicts of interest regarding an investment in BPY is set forth in Brookfield’s Form ADV (which is available on the SEC’s website at www.adviserinfo.sec.gov, which prospective investors should review prior to investing in BPY and current investors should review on an annual basis. The Brookfield Form ADV is not part of this annual report. Such conflicts of interest include (but are not limited to):

•    Advice to certain Brookfield Accounts may conflict with other Brookfield Accounts’ interests;
•    Allocation of personnel;
•    Data management;
•    Conflicts among portfolio companies and Brookfield Accounts;
•    Investment platforms;
•    Pricing for investments in securities of affiliated issuers;
•    Financing to counterparties of Brookfield Accounts;
•    Investments by Brookfield personnel;
•    Investments by Brookfield’s investing affiliate;
•    Activities of Brookfield’s Public Securities Group;
•    Brookfield’s investment in Oaktree Capital Group, LLC;
•    Warehousing investments;
•    Limited liability of Brookfield;
•    Reputational considerations;
•    Brookfield commitment;
•    Allocation of expenses;
•    Affiliated and related-party services and transactions;
•    Transactions among portfolio companies;
•    Purchasing insurance on behalf of Brookfield advisory clients;
•    Transfers and secondment of employees;
•    Shared resources;
•    Third-party advisors and consultants;
•    Support services;
•    Travel expenses;
•    Service providers;
•    Use of Brookfield arrangements;
•    Utilization of credit facilities;
•    Other activities of Brookfield and its personnel;
•    Determinations of value of assets and liabilities of Brookfield Accounts;
•    Diverse interests of investors;
•    Side letters;
•    Conflicts with issuers of investments;
•    Management fee and carried interest;
•    Calculation errors for amounts due to Brookfield and/or Brookfield Accounts;
•    Structuring of investments and subsidiaries;
•    Restrictions on Brookfield Accounts’ activities;
•    Transactions with investors; and
•    Possible future activities.

However, Brookfield’s ownership of our equity units and the management approach discussed above and in Item 3.D., “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Brookfield’s obligations and fiduciary duties to us are significantly limited and we will not receive the same protections and benefits as other advisory clients of Brookfield receive” will affect how Brookfield resolves conflicts of interest that will arise in managing our investments, including through transactions, such as cross trades, the provision of financing or other transactions between Brookfield, other Brookfield advisory clients, or portfolio companies, on the one hand, and BPY, on the other hand. Brookfield will generally not seek consent for these transactions unless required to do so under the Advisers Act or otherwise determined appropriate in Brookfield’s discretion. This approach to managing conflicts will be different than the approach Brookfield takes for its other advisory clients as described in the Brookfield Form ADV. In seeking to manage business activities efficiently across all advisory clients, Brookfield has discretion to apply certain restrictions to our investment and other activities, but not to those of other advisory clients, taking into account the relevant facts and circumstances it deems appropriate. As a result of the more limited protections under the Advisers Act that will apply to BPY and our investors, compared to other Brookfield advisory clients, and due to Brookfield’s ownership and control of BPY and certain of our subsidiaries, Brookfield’s own interests will influence its conduct and approach to these determinations. It is therefore likely that the outcome for BPY and certain of our subsidiaries will be less favorable than otherwise would have been the case for other Brookfield advisory clients.

Prospective investors should consult with their own advisers regarding the possible implications with respect to their investment in BPY of the conflicts of interest described herein and in our Form ADV. To the extent information contained herein conflicts with information contained in our partnership’s organizational documents, those documents shall govern.

Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. By acquiring an interest in BPY, each investor will be deemed (i) to have acknowledged the existence of these actual and potential conflicts of interest and (ii) to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them, including actions taken or not taken by Brookfield to manage such actual or potential conflicts of interest as a result of Brookfield’s ownership of 100% of our limited partnership interests. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts related to their investment in BPY and the operation and management of our partnership by Brookfield.

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

Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts, which are similar to the advice provided and services performed by Brookfield for our partnership and Brookfield Accounts in which we invest. Brookfield and Brookfield Accounts have (and future Brookfield Accounts will have) investment mandates that overlap with those of our partnership and Brookfield Accounts in which we invest, and will compete with and/or or have priority over our partnership (and Brookfield Accounts in which we invest) in respect of particular investment opportunities. As a general matter, because we are a wholly-owned subsidiary of Brookfield, other Brookfield Accounts will have priority over our partnership in respect of investment opportunities that are suitable and appropriate for their investment mandates, including where investments opportunities are to be allocated among two or more such accounts. Brookfield will generally not seek consent for these arrangements unless required to do so under the Advisers Act or otherwise determined appropriate in Brookfield’s discretion.

As a result of the foregoing considerations, certain opportunities sourced by Brookfield that would otherwise be suitable for our partnership (and/or the Brookfield Accounts in which we invest) are not expected to be available to us, our partnership and Brookfield Accounts in which we invest generally will receive a smaller allocation of investment opportunities than would otherwise have been the case, and we may not, in certain circumstances, participate in opportunities that we (or Brookfield Accounts in which we invest) otherwise would have participated in, in each case for example if we (or Brookfield Accounts in which we invest) had pursued our investment activities outside of Brookfield’s broader investment platform. We will also receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to our partnership (and Brookfield Accounts in which we invest) than otherwise would have been the case. As the holder of 100% of our limited partnership interests, Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions for our partnership than it otherwise would in the absence of such arrangements.

In addition, following the Privatization, we have begun a program of asset dispositions which includes asset sales to other Brookfield advisory clients. Such program is expected to continue for the foreseeable future. The terms of such dispositions are determined by Brookfield in its sole discretion, and Brookfield will generally not seek consent for these transactions unless required to do so under the Advisers Act or as otherwise determined appropriate in Brookfield’s discretion. Such transactions may, but are not required to be, carried out on market terms.

Our relationship with our parent Brookfield involves a number of arrangements pursuant to which Brookfield provides various services to our partnership, including access to financing arrangements and investment opportunities, and our partnership supports Brookfield Accounts and their portfolio companies in various ways. Certain of these arrangements were recently revised by Brookfield in connection with the Privatization, and contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. For example, as discussed above, because we are a wholly-owned subsidiary of Brookfield, other Brookfield Accounts will have priority over our partnership in respect of investment opportunities that are suitable and appropriate for their investment mandates.

Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our partnership and Brookfield will arise in negotiating such new or amended arrangements. Brookfield will generally not seek consent for these arrangements unless required to do so under the Advisers Act or otherwise determined appropriate in Brookfield’s discretion.

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

•making recommendations with respect to the exercise of any voting rights to which the Holding Entities are entitled in respect of our holding entities or our operating entities;

•making recommendations with respect to the payment of dividends or any other distributions by the Service Recipients;

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

Management Fee

Pursuant to our Master Services Agreement, we currently pay a management fee to the Service Providers equal to 1.05% of the sum of the following amounts, if any, calculated by the Managing General Partner, acting reasonably, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for Core Office, Core Retail and the Corporate segments of the business of BPY; and (ii) the carrying value of the outstanding non-voting common shares of CanHoldco. For any quarter in which the BPY General Partner determines that there is insufficient available cash to pay the management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the management fee in our units or Redemption-Exchange Units, subject to certain conditions.

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
Additional information regarding BAM PIC US is set forth in its Form ADV. A copy of Part 1 and Part 2A of the BAM PIC US Form ADV is available on the SEC’s website at www.adviserinfo.sec.gov. The BAM PIC US Form ADV is not part of this annual report.

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

OTHER RELATED PARTY TRANSACTIONS

    From time to time, Brookfield may place funds on deposit with us, on terms approved by our board of directors. Any deposit balance is due on demand and interest paid on such deposits is at market terms. At December 31, 2021, our deposit balance with Brookfield was $680 million and incurred interest of approximately $20 million for year ended December 31, 2021.

    An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored real estate funds that target acquisitions that suit our partnership’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored real estate funds to fund these target acquisitions in the future, if and when identified.

For a description of specific transactions in 2021 with Brookfield, Brookfield-related entities and other related parties, see Item 5.A. “Operating and Financial Review and Prospects - Operating Results - Related Parties”.

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

ITEM 8.    FINANCIAL INFORMATION

 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements”.

 8.B.    SIGNIFICANT CHANGES

On February 1, 2022, the board of directors declared a quarterly distribution on our:
–LP Units of $0.35 per unit ($1.40 on an annualized basis) payable on March 31, 2022 to unitholders of record at the close of business on February 28, 2022;

–Class A Cumulative Redeemable Perpetual Units, Series 1, $0.40625 per unit ($1.625 on an annualized basis) payable on March 31, 2022 to unitholders of record on March 1, 2022;

–Class A Cumulative Redeemable Perpetual Units, Series 2, $0.3984375 per unit ($1.59375 on an annualized basis) payable on March 31, 2022 to unitholders of record on March 1, 2022;

–Class A Cumulative Redeemable Perpetual Units, Series 3, $0.359375 per unit ($1.4375 on an annualized basis) payable on March 31, 2022 to unitholders of record on March 1, 2022; and

–New LP Preferred Units, $0.390625 per unit ($1.5625 on an annualized basis) payable on March 31, 2022 to unitholders of record on March 1, 2022.

On February 14, 2022, we sold our investment in a portfolio of triple net lease assets for $3.8 billion, which was presented in assets held for sale as of December 31, 2021.

On February 23, 2022, we sold our investment in an extended-stay hospitality portfolio for $1.5 billion, which was presented in assets held for sale as of December 31, 2021.

ITEM 9.    THE OFFER AND LISTING

 9.A.    OFFER AND LISTING DETAILS

    Our Preferred Units, Series 1, 2 and Series 3 are listed on the Nasdaq under the symbols “BPYPP”, “BPYPO” and “BPYPN”, respectively. The New LP Preferred Units are listed on the Nasdaq under the symbol “BPYPM” and the TSX under the symbol “BPYP.PR.A”, respectively.

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

Our Preferred Units and the New LP Preferred Units
Our Preferred Units rank senior to our LP Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary. Each series of Preferred Units ranks on parity with every other series of Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of our company, whether voluntary or involuntary. Each series of Preferred Units ranks on parity with every other series of Preferred Units with respect to priority in the return of capital contributions or as to profits, losses and distributions.
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
As of the date of this annual report, there are (i) 7,360,000 Preferred Units, Series 1 outstanding and trading on Nasdaq under the ticker symbol “BPYPP”; (ii) 10,000,000 Preferred Units, Series 2 outstanding and trading on Nasdaq under the ticker symbol “BPYPO” (iii) 11,500,000 Preferred Units, Series 3 outstanding and trading on Nasdaq under the ticker symbol “BPYPN” and (iv) 26,844,556 New LP Preferred Units trading on Nasdaq under the ticker symbol “BPYPM” and trading on the TSX under ticker symbol “BPYP.PR.A”.
The New LP Preferred Units, which are fully and unconditionally guaranteed by our company, rank (i) senior to every class or series of limited partner interests or other securities that, with respect to the payment of distributions and any amounts payable distributions upon the dissolution, liquidation or winding-up of New LP, rank junior to the New LP Class A Units, (ii) on parity with (x) every class or series of the New LP Class A Units as to the payment of distributions and amounts payable upon the liquidation, dissolution or winding-up of New LP and (y) every other class or series of New LP’s limited partner interests or equity securities established after the original issue date of the New LP Preferred Units with terms expressly providing that such class or series ranks on parity with New LP Class A Units as to the payment of distributions and amounts payable upon a liquidation, dissolution or winding-up of New LP; (iii) junior to every class or series of limited partner interests or equity securities established after the original issue date of the New LP Preferred Units with terms expressly made senior to the New LP Class A Units of New LP as to the payment of distributions and amounts payable upon the liquidation, dissolution or winding-up of New LP; and (iv) junior to all of New LP’s existing and future senior or subordinated indebtedness with respect to assets available to satisfy claims against New LP.
Prior to July 26, 2026, New LP may redeem the New LP Preferred Units after certain ratings events as provided for in New LP’s limited partnership agreement. At any time on or after July 26, 2026, New LP may redeem, in whole or in part, the New LP Preferred Units at a redemption price of $25.00 per unit, plus an amount equal to all accumulated and unpaid distributions thereon to, but excluding, the date of redemption, whether or not declared. New LP may also redeem the New LP Preferred Units upon the occurrence of certain change of control triggering events, delisting transaction triggering events and changes in tax law events as provided for in New LP’s limited partnership agreement. New LP must generally provide not less than 30 days’ and not more than 60 days’ written notice of any such redemption. Any such redemption would be effected only out of funds legally available for such purpose and will be subject to compliance with the provisions of New LP’s outstanding indebtedness.

As of the date of this annual report, there are 19,273,654 New LP Preferred Units outstanding and trading on Nasdaq under the ticker symbol “BPYPM” and on the TSX under the symbol “BPYP.PR.A”.

Redemption-Exchange Units
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

The BPY General Partner has adopted a distribution policy to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to recycle capital or raise external capital. The current quarterly distribution on our LP Units is $0.35 per LP Unit (or $1.40 per LP Unit on an annualized basis).

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

*In computing the income for Canadian federal income tax purposes for the fiscal year that includes the Privatization, the partnership and the Property Partnership shall be each considered to have a had a fiscal year commencing on January 1,

2021 and ending immediately following the completion of the steps occurring on July 26, 2021 in accordance with the terms of the Privatization.

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
In addition to their rights under our limited partnership agreement, limited partners have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. Each unit entitles the holder thereof to one vote for the purposes of any approvals of holders of units.

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

The BPY General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under our limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to our company, our unitholders, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by our company. These provisions do not affect any obligation of an indemnified person to present business or investment opportunities to our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by our company pursuant to any written agreement between such persons.

Any conflicts of interest and potential conflicts of interest that are approved by the BPY General Partner’s independent directors from time to time will be deemed approved by all partners. Pursuant to our conflicts policy, by a majority vote, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest”.

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
All of the outstanding Redemption-Exchange Units and Special LP Units are held by certain wholly-owned subsidiaries of Brookfield Asset Management, and all of the outstanding Managing General Partner Units, Property Partnership Preferred Units, Series 5, 6 and 7 are held by our company. All of the outstanding Class A Preferred Units, Series 2 and 3 are held by the Class A Preferred Unitholder. All of the outstanding Class A Preferred Units, Series 1 were acquired by Brookfield from the Class A Preferred Unitholder on December 30, 2021 and were subsequently cancelled. All of the outstanding AO LTIP Units are held by certain employees and former employees of GGP, which were issued to them in connection with the GGP acquisition. All of the outstanding FV LTIP Units are held by our employees and officers and employees of Brookfield.

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
Our company has entered into an investor agreement with the Class A Preferred Unitholder in connection with the issuance of the Class A Preferred Units. Pursuant to the investor agreement, the Class A Preferred Unitholder is also entitled, for so long as it owns an aggregate limited partnership interest in our company of at least 5% of our issued and outstanding LP Units on a fully-diluted basis, to designate one individual to the BPY General Partner’s board of directors. Such individual must meet the standards of independence established by the Nasdaq and the TSX and be reasonably acceptable to the board of directors. Further, the Class A Preferred Unitholder is not entitled to transfer the Class A Preferred Units (or the LP Units into which they are exchangeable) except in accordance with the investor agreement. The rights under the investor agreement are only transferable to an affiliate of the Class A Preferred Unitholder.

Preferred Unit Exchange Mechanism

The Class A Preferred Units were originally exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $25.70 per unit. Following the Privatization, the Class A Preferred Units became exchangeable into cash equal to the value of the consideration that would have been received on the Privatization (a combination of cash, BAM shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. We also have the option of delivering the actual consideration (a combination of cash, BAM shares and New LP Preferred Units).

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

FV LTIP Units

The FV LTIP Units may be granted from time to time pursuant to the Brookfield Property L.P. FV LTIP Unit Plan. Unless otherwise provided in the respective award agreement, FV LTIP Units fully vest on grant for FV LTIP Units granted in lieu of cash bonus or vest 20% annually over a period of five years, subject to continued service. Both vested and unvested FV LTIP Units are entitled to distributions by the Property Partnership as described below. Distributions on unvested FV LTIP Units are subject to a clawback of 50% of the value of the distributions received on such unvested FV LTIP Units if the underlying FV LTIP Units do not vest. FV LTIP Units which are vested, “booked up” and held for at least two years are redeemable at the option of the holder for either (i) an equal number of LP Units, or (ii) cash with an equal value based on the volume weighted average trading price of our LP Units over the five trading days prior to redemption or if our LP Units are not listed or admitted for trading on any stock exchange, the value of a LP Unit determined by the plan’s administrator, in its sole discretion, based on the net asset value of BPY calculated in good faith under IFRS. Our company may elect to deliver cash or equity. A holder of FV LTIP Units cannot transfer all or any portion of his or her FV LTIP Units except to the extent that rights may pass to a beneficiary or legal representative upon the death of a holder, or as expressly approved by the administrator of the plan.

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

•third, an equity enhancement distribution of 100% of any available cash then remaining to Property Special LP until an amount equal to 0.3125% of the amount by which our company’s total capitalization value exceeds the total capitalization value of our company determined immediately following the Spin-off has been distributed to Property Special LP, provided that for any quarter in which our company determines that there is insufficient cash to pay this equity enhancement distribution, our company may elect to pay all or a portion of this distribution in Redemption-Exchange Units. This distribution for any quarter will be reduced by an amount equal to (i) the proportion of each cash payment in relation to such quarter made by an operating entity to Brookfield, including any payment made in the form of a dividend, distribution or other profit entitlement, which our company determines to be comparable to this equity enhancement distribution that is attributable to the amount that a Service Recipient has committed and/or contributed at such time (either as debt or equity) to such operating entity (and, in the case of a commitment, as set forth in the terms of the subscription agreement or other underlying documentation with respect to such operating entity at or prior to such time), provided that the aggregate amount of any such payments under this clause (i) will not exceed an amount equal to 0.3125% of the amount the Service Recipient has so committed and/or contributed and the deduction of such amount will not result in this equity enhancement adjustment being less than zero; and (ii) the amount, if any, by which the management fee payable under the Master Services Agreement exceeds $12.5 million (plus the amount of any annual escalation by the specified inflation factor), provided that the deduction of such amount under this clause (iv) will not result in this equity enhancement adjustment being less than zero. The total capitalization value of our company will be equal to the aggregate of the value of all of our outstanding units and the securities of other Service Recipients that are not held by our company, the Property Partnership, the Holding Entities, the operating entities or any other direct or indirect subsidiary of a Holding Entity, plus all outstanding third party debt (including, generally, debt owed to Brookfield but not amounts owed under the Brookfield revolving credit facility that was in place at closing of the Spin-off) with recourse against our company, the Property Partnership or a Holding Entity, less all cash held by such entities;

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

Outside Activities of the Managing General Partner

In accordance with our limited partnership agreement, our company is authorized to: (i) acquire and hold interests in the Property Partnership and, subject to the approval of the BPY General Partner, interests in any other entity; (ii) engage in any activity related to the capitalization and financing of our company’s interests in the Property Partnership and such other entities; (iii) serve as the managing general partner of the Property Partnership and execute and deliver, and perform the functions of a managing general partner specified in the limited partnership agreement of the Property Partnership; and (iv) engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BPY General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Limited Partnership Act 1883, the Bermuda Exempted Partnerships Act 1992 and our limited partnership agreement.

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

Our company and the other indemnified persons described in the preceding paragraph do not have any obligation under the Property Partnership’s limited partnership agreement or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to the Property Partnership, the limited partners of the Property Partnership, any Holding Entity, operating entity, or any other holding entity established by the Property Partnership. These provisions do not affect any obligation of such indemnified person to present business or investment opportunities to our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by the Property Partnership pursuant to any separate written agreement between such persons.

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

10.C.    MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by us in the two years preceding the date of this Form 20-F or prior to that which remain outstanding:

1)     Third Amended and Restated Master Services Agreement dated August 3, 2021 by and among Brookfield Asset Management, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”;

2)    Second Amended and Restated Limited Partnership Agreement of our partnership dated August 8, 2013 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;
3)    Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated February 20, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

4)    Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Class A Preferred Units”;

5)    Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Class A Preferred Units”;

6)    Refinancing Agreement by and among our company, the Property Partnership and Brookfield Asset Management dated December 4, 2014 described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Maturity of Class A Preferred Units”;

7)    First Amendment to the Third Amended and Restated Master Services Agreement dated February 2, 2022 by and among Brookfield Asset Management, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”;

8)    First Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated November 5, 2015 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

9)    Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated March 21, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

10) Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated August 20, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

11) Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated February 18, 2020 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

12) Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated April 21, 2020 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

13) Sixth Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated March 31, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

14) Seventh Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated July 26, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

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

20) Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated July 26, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”; and

21) Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated August 3, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement ”.

22) Limited Partnership Agreement of New LP dated April 13, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the New LP Limited Partnership Agreement ”.

23) First Amendment to the Limited Partnership Agreement of New LP dated July 26, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the New LP Limited Partnership Agreement ”.

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

10.E.    TAXATION

The following summary discusses certain material U.S. and Canadian tax considerations related to the holding and disposition of Preferred LP Units and New LP Preferred Units as of the date hereof. Prospective purchasers of such units are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our units.

U.S. Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations generally applicable to Preferred Unitholders and New LP Preferred Unitholders relating to the ownership and disposition of Preferred Units and New LP Preferred Units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the regulations promulgated thereunder (the “Treasury Regulations”), and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. Later changes in these authorities may cause the tax consequences to vary materially from the consequences described herein.

The following summary does not comment on all U.S. federal income tax matters affecting BPY, New LP, Preferred Unitholders, or New LP Preferred Unitholders and does not describe the application of the alternative minimum tax. Moreover, this summary focuses on prospective holders of Preferred Units or New LP Preferred Units who, except as otherwise indicated, are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States, or other Preferred Unitholders or New LP Preferred Unitholders subject to specialized tax treatment, including, without limitation, banks, insurance companies and other financial institutions, tax-exempt organizations, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies, and foreign persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts, real estate investment trusts, mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding Preferred Units or New LP Preferred Units as part of a “straddle”, “hedge”, “conversion transaction” or other risk-reduction transaction, persons subject to special tax accounting rules as a result of any item of gross income with respect to Preferred Units or New LP Preferred Units being taken into account in an applicable financial statement, persons deemed to sell their Preferred Units or New LP Preferred Units under the constructive sale provisions of the U.S. Internal Revenue Code, persons that own (directly, indirectly or constructively, applying certain attribution rules) more than 5% of the Preferred Units or the New LP Preferred Units, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of the equity interests in BPY or New LP, persons whose Preferred Units or New LP Preferred Units are loaned to a short seller to cover a short sale, persons who hold Preferred Units or New LP Preferred Units through a partnership or other entity treated as a partnership for U.S. federal income tax purposes, and persons for whom Preferred Units or New LP Preferred Units (or other equity interests in BPY or New LP) are not a capital asset. This summary does not address any tax consequences to holders of any interests in BPY or New LP other than Preferred Units or New LP Preferred Units. The actual tax consequences of the ownership and disposition of Preferred Units or New LP Preferred Units will vary according to a holder’s individual circumstances.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Preferred Units or New LP Preferred Units that is for U.S. federal tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) that is subject to the primary supervision of a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Preferred Units or New LP Preferred Units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

If a partnership holds Preferred Units or New LP Preferred Units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold Preferred Units or New LP Preferred Units should consult their own tax advisers.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. You should consult your own tax adviser concerning the U.S. federal, state, and local income tax consequences particular to your ownership and disposition of Preferred Units or New LP Preferred Units, as well as any tax consequences under the laws of any other taxing jurisdiction.

Partnership Status of BPY, the Property Partnership, and New LP

Each of BPY, the Property Partnership, and New LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. Subject to the discussion of “publicly traded partnerships” set forth below, an entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner generally is required to take into account its allocable share of items of income, gain, loss, or deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. However, BPY and New LP expect to treat Preferred Unitholders and New LP Preferred Unitholders as generally not sharing in allocations of BPY’s or New LP’s income, gain, loss, or deduction. Instead, BPY and New LP will treat distributions on the Preferred Units and New LP Preferred Units as guaranteed payments for the use of capital. See the discussion below under the headings “– Consequences to U.S. Holders – Treatment of Distributions” and “– Consequences to Non-U.S. Holders – Treatment of Distributions”.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” unless an exception applies. BPY and New LP are publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act of 1940 if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

The BPY General Partner and the New LP General Partner intend to manage the affairs of BPY, the Property Partnership, and New LP so that BPY and New LP will meet the Qualifying Income Exception in each taxable year. Accordingly, the BPY General Partner and New LP General Partner believe that BPY and New LP will be treated as partnerships and not as corporations for U.S. federal income tax purposes.

If BPY or New LP fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, or if BPY or New LP is required to register under the Investment Company Act of 1940, it will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which it fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to holders of its partnership interests in liquidation. This deemed contribution and liquidation could result in the recognition of gain (but not loss) to U.S. Holders, except that U.S. Holders generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations held by BPY or New LP (as applicable). If, at the time of such contribution, BPY or New LP (as applicable) were to have liabilities in excess of the tax basis of its assets, U.S. Holders might be required to recognize gain in respect of such excess liabilities upon the deemed transfer, depending on the facts and circumstances. Thereafter, BPY or New LP (as applicable) would be treated as a corporation for U.S. federal income tax purposes.

If BPY or New LP were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss, deduction, or credit would be reflected only on its tax return rather than being passed through to holders of its partnership interests (other than holders of Preferred Units or New LP Preferred Units, as applicable), and it would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, BPY or New LP might be classified as a PFIC for U.S. federal income tax purposes under certain circumstances, and a U.S. Holder that holds Preferred Units or New LP Preferred Units would be subject to the rules applicable to PFICs discussed below. See generally “– Consequences to U.S. Holders – Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY”. Subject to the PFIC rules, distributions on Preferred Units or New LP Preferred Units made to U.S. Holders would be treated as taxable dividend income to the extent of BPY’s or New LP’s respective current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its Preferred Units or New LP Preferred Units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its Preferred Units or New LP Preferred Units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend and received by a non-corporate U.S. Holder could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by BPY or New LP with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30%. Depending on the circumstances, additional adverse U.S. federal income tax consequences could result. Based on the foregoing consequences, the treatment of BPY or New LP as a corporation could result in a substantial reduction of the value of the Preferred Units or New LP Preferred Units. If the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.
The remainder of this summary assumes that BPY, the Property Partnership, and New LP will be treated as partnerships for U.S. federal tax purposes.

Limited Partner Status of Preferred Unitholders and New LP Preferred Unitholders

The tax treatment of the Preferred Units and New LP Preferred Units is uncertain. BPY and New LP will treat holders of Preferred Units and New LP Preferred Units as partners entitled to a guaranteed payment for the use of capital on such units, although the IRS may disagree with this treatment. If the Preferred Units or New LP Preferred Units are not partnership interests, they would likely constitute indebtedness for U.S. federal income tax purposes, and distributions on such units would constitute ordinary interest income.

The remainder of this discussion assumes that the Preferred Units and New LP Preferred Units are partnership interests for U.S. federal income tax purposes. Holders of Preferred Units or New LP Preferred Units should consult their own tax advisers regarding their treatment as partners in BPY or New LP under their particular circumstances.

Consequences to U.S. Holders

Treatment of Distributions. The tax treatment of distributions on Preferred Units and New LP Preferred Units is uncertain. As noted above, BPY and New LP will treat distributions on Preferred Units and New LP Preferred Units as guaranteed payments for the use of capital that generally will be taxable to U.S. Holders as ordinary income and will be deductible by BPY and New LP, as applicable. Although a U.S. Holder will recognize taxable income from the accrual of such a guaranteed payment (even in the absence of a contemporaneous cash distribution), BPY and New LP anticipate accruing and making the guaranteed payment distributions quarterly. U.S. Holders generally are not expected to share in BPY’s or New LP’s items of income, gain, loss, or deduction, nor will BPY or New LP allocate any share of its nonrecourse liabilities, if any, to such holders.

If the distributions on Preferred Units or New LP Preferred Units are not respected as guaranteed payments for the use of capital, U.S. Holders may be treated as receiving an allocable share of gross income from BPY or New LP (as applicable) equal to their cash distributions, to the extent BPY or New LP (as applicable) has sufficient gross income to make such allocations of gross income. In the event such gross income were not sufficient to match such distributions, the distributions on the Preferred Units or New LP Preferred Units would reduce the capital accounts of the applicable U.S. Holders, requiring a subsequent allocation of income or gain to provide the Preferred Units or New LP Preferred Units (as applicable) with their liquidation preference, if possible.

The foregoing general summary is subject to the discussion below under “– Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY” and “– Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY”.

Basis. The initial tax basis of a U.S. Holder in Preferred Units or New LP Preferred Units generally will be equal to the sum of the cash and the fair market value of other property paid by the holder to acquire such units, plus the U.S. Holder’s share, if any, of BPY’s or New LP’s liabilities (as applicable). The initial tax basis of a U.S. Holder in New LP Preferred Units received by such holder pursuant to the Privatization would be the fair market value of the New LP Preferred Units on the date the holder disposed of LP Units pursuant to the Privatization or exchanged BPYU Shares for the Default Consideration pursuant to the BPYU Mandatory Exchange (as such terms are defined in the Registration Statement on Form F-4 filed by Brookfield Asset Management, BPY, and New LP with the SEC). A holder’s basis in its Preferred Units or New LP Preferred Units generally will not be affected by distributions on such units. BPY and New LP do not expect Preferred Unitholders or New LP Preferred Unitholders to be allocated any share of BPY’s or New LP’s liabilities. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests. U.S. Holders who have acquired Preferred Units or New LP Preferred Units at different dates, or who acquire additional Preferred Units or New LP Preferred Units at a later date, should consult their own tax advisers regarding the effect of such acquisitions on their tax basis in any Preferred Units and New LP Preferred Units.

For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of Preferred Units, BPY’s liabilities generally will include BPY’s share of any liabilities of the Property Partnership.

Limitations on Deductibility of Losses. Preferred Unitholders and New LP Preferred Unitholders will only be allocated loss once the capital accounts of the holders of other partnership interests in BPY or New LP, as applicable, have been reduced to zero. Although it is not anticipated that a U.S. Holder would be allocated loss, the deductibility of any such loss allocation may be limited for various reasons. Any U.S. Holder that is allocated loss with respect to the holder’s Preferred Units or New LP Preferred Units should consult its own tax adviser as to the application of any limitation on the deductibility of that loss.

Allocation of Income, Gain, Loss and Deduction. For U.S. federal income tax purposes, a BPY or New LP partner’s allocable share of BPY’s or New LP’s items of income, gain, loss, or deduction will be governed by the limited partnership agreement of the respective partnership if such allocations have “substantial economic effect” or are determined to be in accordance with the partner’s interest in the partnership. Similarly, BPY’s allocable share of items of income, gain, loss, or deduction of the Property Partnership will be governed by the limited partnership agreement of the Property Partnership if such allocations have “substantial economic effect” or are determined to be in accordance with BPY’s interest in the Property Partnership.

In general, after giving effect to any special allocation provisions, BPY’s and New LP’s items of income, gain, loss, and deduction generally will be allocated among holders of partnership interests in BPY or New LP, respectively (other than holders of Preferred Units or New LP Preferred Units), in accordance with their percentage interests in the respective partnership. Holders of Preferred Units and New LP Preferred Units are not expected to be allocated items of income or gain and will only be allocated net loss in the event that the capital accounts of the holders of other partnership interests in BPY or New LP, as applicable, have been reduced to zero.

The BPY General Partner and the New LP General Partner believe the foregoing allocations should be given effect for U.S. federal income tax purposes, and the BPY General Partner and New LP General Partner intend to prepare and file tax returns based on such allocations. However, the application of the Treasury Regulations to BPY’s method of allocating income, gain, loss, and deduction is subject to uncertainty. If the IRS were to successfully challenge the allocations made pursuant to the limited partnership agreements of BPY, the Property Partnership, or New LP, then the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

The foregoing general summary is subject to the discussion below under “– Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY” and “– Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY”.

Recognition of Gain or Loss from Disposition. A U.S. Holder will recognize gain or loss on the sale or taxable exchange of Preferred Units or New LP Preferred Units equal to the difference, if any, between the amount realized and the holder’s tax basis in the Preferred Units or New LP Preferred Units sold or exchanged. The amount realized will be measured by the sum of the cash or the fair market value of other property received plus the U.S. Holder’s share of liabilities, if any, of BPY or New LP, as applicable. As described above, Preferred Unitholders and New LP Preferred Unitholders are not expected to be allocated any such liabilities.

Gain or loss recognized by a U.S. Holder upon the sale or exchange of Preferred Units or New LP Preferred Units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the Preferred Units or New LP Preferred Units were held for more than one year as of the date of such sale or exchange. BPY and New LP do not expect any gain realized upon the sale or exchange of Preferred Units or New LP Preferred Units to be characterized as ordinary income rather than as capital gain by reason of being attributable to “unrealized receivables” or “inventory items”. The deductibility of capital losses is subject to limitations. Gain recognized on a sale of Preferred Units or New LP Preferred Units may be subject to the 3.8% Medicare tax on net investment income in certain circumstances. See the discussion below under the heading “– Additional Tax on Net Investment Income”.

Each U.S. Holder who acquires Preferred Units or New LP Preferred Units at different times and intends to sell all or a portion of such holder’s Preferred Units or New LP Preferred Units within a year of the most recent purchase should consult its own tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

The foregoing general summary is subject to the discussion below under “– Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY” and “– Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY”.

Recognition of Gain or Loss on Redemption. In general, the receipt by a U.S. Holder of amounts in redemption of Preferred Units or New LP Preferred Units will result in the recognition of taxable gain to the holder for U.S. federal income tax purposes only if and to the extent the amount of redemption proceeds received exceeds the holder’s tax basis in all partnership interests in BPY or New LP (as applicable) held by the holder immediately before the redemption. Any such redemption of Preferred Units or New LP Preferred Units would result in the recognition of taxable loss to a U.S. Holder for U.S. federal income tax purposes only if the holder does not hold any other partnership interests in BPY or New LP (as applicable) immediately after the redemption and the holder’s tax basis in the redeemed Preferred Units or New LP Preferred Units exceeds the amounts received by the holder in redemption thereof. Any taxable gain or loss recognized under the foregoing rules would be treated in the same manner as taxable gain or loss recognized on a sale of Preferred Units or New LP Preferred Units, as described above under the heading “– Recognition of Gain or Loss from Disposition”.

Additional Tax on Net Investment Income. U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally includes guaranteed payments and gain realized by a U.S. Holder from a sale of Preferred Units or New LP Preferred Units. U.S. Holders should consult their own tax advisers regarding the implications of the 3.8% Medicare tax for their ownership and disposition of Preferred Units or New LP Preferred Units.

Deduction for Qualified Business Income. For taxable years beginning after December 31, 2017, and before January 1, 2026, non-corporate U.S. taxpayers who have domestic “qualified business income” from a partnership generally are, subject to limitations, entitled to a deduction equal to 20% of such qualified business income. The 20% deduction is also allowed for

“qualified publicly traded partnership income” and “qualified REIT dividends”. The 20% deduction is not expected to be available with respect to income or gain recognized with respect to Preferred Units or New LP Preferred Units. U.S. Holders should consult their own tax advisers regarding the implications of the foregoing rules for their ownership of Preferred Units or New LP Preferred Units.

Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY. U.S. Holders of Preferred Units of BPY may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through BPY in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for PFICs. If a U.S. person holds an interest in a non-U.S. corporation for any taxable year during which the corporation is classified as a PFIC with respect to such U.S. person, then the corporation will continue to be classified as a PFIC with respect to the U.S. person for any subsequent taxable year during which the U.S. person continues to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

Based on BPY’s organizational structure, as well as anticipated income and assets, the BPY General Partner currently believes that one or more of BPY’s corporate subsidiaries is likely to be classified as a PFIC. In general, subject to the discussion in the following paragraph, if a U.S. person owns a partnership interest in BPY, then any gain realized on the disposition of stock of a PFIC owned by such U.S. person indirectly through BPY (including upon the disposition of such U.S. person’s partnership interest), as well as income realized on certain “excess distributions” by such PFIC, would be treated as though realized ratably over the shorter of the U.S. person’s holding period of the partnership interest in BPY or BPY’s holding period for the PFIC, subject to certain elections. Such gain or income generally would be taxable as ordinary income. In addition, an interest charge would apply, based on the tax deemed deferred from prior years.

Notwithstanding the general PFIC rules described above, based on BPY’s treatment of distributions on Preferred Units as guaranteed payments for the use of capital, BPY intends to take the position that the PFIC rules generally do not apply to U.S. Holders whose indirect interest in a PFIC arises solely by reason of owning Preferred Units. In such case, gain on the disposition of stock of such a PFIC or income realized on excess distributions by such a PFIC should not be taxable to such U.S. Holders under the PFIC rules. Consistent with BPY’s position, BPY does not anticipate allocating to a U.S. Holder any ordinary earnings or net capital gain attributable to any subsidiary PFIC with respect to which it has made a “qualified electing fund” election (“QEF Election”), if such U.S. Holder’s interest in such PFIC arises solely by reason of owning Preferred Units. Nor does BPY currently anticipate allocating any gain from the disposition (including a deemed disposition) of stock of a subsidiary PFIC to such U.S. Holder, regardless whether such U.S. Holder or BPY has made a QEF Election with respect to such PFIC.

However, the treatment of preferred partnership interests under the PFIC rules and the application of the PFIC rules to U.S. Holders are uncertain in certain respects. There can be no assurance that the IRS or a court will not treat a U.S. Holder as subject to the PFIC rules that apply to U.S. persons holding partnership interests in BPY generally. In such case, a U.S. Holder’s ownership of Preferred Units may produce taxable income that is not related to distributions on the Preferred Units, such as income realized on excess distributions by a PFIC or gain from the disposition of stock of a PFIC. Such U.S. Holder may be required to take such income into account in determining the holder’s gross income subject to tax. With respect to gain realized upon the sale of and excess distributions from a PFIC for which a QEF Election for current inclusions is not made, such income would be taxable at ordinary income rates and subject to an additional tax equivalent to an interest charge on the deferral of income inclusions from the PFIC. Under recently issued proposed Treasury Regulations, BPY generally would no longer be permitted to make a QEF Election on behalf of U.S. Holders, in the event the regulations are made final as proposed. U.S. Holders of Preferred Units of BPY should consult their own tax adviser regarding the application of the PFIC rules to their ownership of Preferred Units in light of their particular circumstances.
Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY. A non-U.S. entity will be treated as a CFC if it is treated as a corporation for U.S. federal income tax purposes and more than 50% of (i) the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or (ii) the total value of the stock of the non-U.S. entity is owned by U.S. Shareholders on any day during the taxable year of such non-U.S. entity. For this purpose, a “U.S. Shareholder” with respect to a non-U.S. entity means a U.S. person (including a U.S. partnership) that owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of stock of the non-U.S. entity entitled to vote or 10% or more of the total value of shares of all classes of stock of the non-U.S. entity.

If a U.S. partnership in which BPY owns an interest is a U.S. Shareholder of a CFC, then any gain allocated to a U.S. Holder from the disposition of an equity interest in the CFC may be treated as dividend income to the extent of the holder’s allocable share of the current and/or accumulated earnings and profits of the CFC, as calculated under the CFC rules. Based on BPY’s organizational structure, the BPY General Partner currently believes that one or more of its existing subsidiaries is likely to be classified as a CFC. Moreover, BPY may in the future acquire certain investments or operating entities through one or more subsidiaries treated as corporations for U.S. federal income tax purposes, and such future subsidiaries or other companies in which BPY acquires an interest may be treated as CFCs.

Notwithstanding the CFC rules described above, based on BPY’s treatment of distributions on Preferred Units as guaranteed payments for the use of capital, BPY intends to take the position that the CFC rules generally do not apply to U.S. Holders whose indirect interest in a CFC arises solely by reason of owning Preferred Units. In such case, gain on the disposition of stock of such a CFC by such U.S. Holders (including indirectly, by reason of the disposition of Preferred Units by such holders) should not be taxable to such holders under the CFC rules. Nor does BPY currently anticipate allocating any gain from the disposition (including a deemed disposition) of stock of a CFC to such U.S. Holders.

However, the treatment of preferred partnership interests under the CFC rules is uncertain. There can be no assurance that the IRS or a court will not treat a U.S. Holder as subject to the CFC rules. In such case, all or a portion of any gain realized from the disposition (including a deemed disposition) of stock of a CFC may be taxable to a U.S. Holder at ordinary income rates. U.S. Holders of Preferred Units of BPY should consult their own tax advisers regarding the application of the CFC rules to their ownership of Preferred Units in light of their particular circumstances.

U.S. Federal Estate Tax Consequences. If Preferred Units or New LP Preferred Units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult their own tax advisers concerning the potential U.S. federal estate tax consequences with respect to Preferred Units or New LP Preferred Units.

Tax-Exempt Organizations. Ownership of Preferred Units or New LP Preferred Units by U.S. tax-exempt organizations raises issues unique to them and may result in adverse tax consequences. In general, employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on UBTI. As noted above, BPY and New LP will treat distributions on the Preferred Units and New LP Preferred Units as guaranteed payments for the use of capital. Assuming BPY and New LP do not have income attributable to debt-financed property, the Preferred Units and New LP Preferred Units are not treated as debt-financed by the tax-exempt holder thereof, and BPY and New LP are not engaged in a trade or business, then distributions on, or gain from the disposition of, the Preferred Units and New LP Preferred Units generally are not expected to be treated as UBTI. However, BPY and New LP are not prohibited from financing the acquisition of property with debt, and the treatment of guaranteed payments for the use of capital to tax-exempt organizations is not certain. Depending on the circumstances, such payments, or gain from the disposition of Preferred Units or New LP Preferred Units may be treated as UBTI for U.S. federal income tax purposes. Tax-exempt organizations should consult their own tax advisers regarding the consequences of owning and disposing of Preferred Units or New LP Preferred Units.

Consequences to Non-U.S. Holders of Preferred Units.

The following discussion applies only to Non-U.S. Holders that beneficially own Preferred Units.

The tax treatment of distributions on the Preferred Units to Non-U.S. Holders is uncertain. The BPY General Partner will treat distributions on the Preferred Units as guaranteed payments for the use of capital made from sources outside the United States for U.S. federal income tax purposes, and the BPY General Partner generally does not expect to cause BPY to withhold U.S. federal income tax on such guaranteed payments made to Non-U.S. Holders, provided that BPY is not engaged in a trade or business within the United States. Assuming that the distributions qualify as guaranteed payments, Non-U.S. Holders generally are not expected to share in BPY’s items of income, gain, loss, or deduction for U.S. federal income tax purposes. However, the tax treatment of guaranteed payments for source and withholding tax purposes is uncertain, and the IRS may disagree with this treatment. As a result, it is possible that the IRS could assert that Non-U.S. Holders would be subject to U.S. federal income and withholding tax on their share of BPY’s ordinary income from sources within the United States, even if distributions on the Preferred Units are treated as guaranteed payments.

If, contrary to expectation, distributions on the Preferred Units are not treated as guaranteed payments, then a Non-U.S. Holder will share in BPY’s items of income, gain, loss, or deduction, even if BPY is not engaged in a U.S. trade or business and the holder is not otherwise engaged in a U.S. trade or business. As a result, the holder may be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income of BPY which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate includes income of a fixed or determinable annual or periodic nature, such as dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and a Non-U.S. Holder’s country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that the holder provides proper certification as to its eligibility for such treatment. Non-U.S. Holders should consult their own tax advisers regarding the tax treatment of distributions on the Preferred Units as guaranteed payments and the U.S. federal withholding and other income tax consequences thereof.

Based on BPY’s organizational structure, as well as its expected income and assets, the BPY General Partner currently believes that BPY is unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Specifically, BPY intends not to make an investment, whether directly or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if the BPY General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, BPY is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then the Non-U.S. Holder generally will not be subject to U.S. federal tax return filing requirements solely as a result of owning the Preferred Units and generally will not be subject to U.S. federal net income tax on distributions on the Preferred Units.

However, there can be no assurance that the law will not change or that the IRS will not deem BPY to be engaged in a U.S. trade or business. If, contrary to the BPY General Partner’s expectations, BPY is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to the Non-U.S. Holder. In addition, distributions to the Non-U.S. Holder might be treated as “effectively connected income” (which would subject the holder to U.S. net income taxation) and might be subject to withholding tax imposed at the highest effective tax rate applicable to the Non-U.S. Holder. If the amount of withholding were to exceed the amount of U.S. federal income tax actually due, the Non-U.S. Holder might be required to file a U.S. federal income tax return in order to seek a refund of such excess. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. Guaranteed payments paid or accrued within BPY’s taxable year might be included as income to Non-U.S. Holders whether or not a distribution of such payments had actually been made. If, contrary to expectation, BPY were treated as engaged in a U.S. trade or business, then gain or loss from the sale of Preferred Units by a Non-U.S. Holder generally would be treated as effectively connected with such trade or business to the extent that the Non-U.S. Holder would have had effectively connected gain or loss had BPY sold all of its assets at their fair market value as of the date of the sale. In such case, any such effectively connected gain generally would be taxable at the regular U.S. federal income tax rates, and the amount realized from the sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations and IRS Guidance, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2023. Non-U.S. Holders should consult their own tax advisers regarding the consequences of BPY being engaged in a trade or business within the United States.

Assuming that BPY is not engaged in a U.S. trade or business (as discussed above), a Non-U.S. Holder generally is not expected to be subject to U.S. federal income tax on gain or loss realized upon the sale or other disposition, including redemption, of Preferred Units.

Special rules may apply to any Non-U.S. Holder subject to specialized treatment, including, without limitation, any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in BPY in connection with its U.S. business, (c) a PFIC, (d) a CFC, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S. Holders should consult their own tax advisers regarding the application of these special rules.

Consequences to Non-U.S. Holders

The tax treatment of distributions on the Preferred Units and New LP Preferred Units to Non-U.S. Holders is uncertain. The BPY General Partner and New LP General Partner will treat distributions on the Preferred Units and New LP Preferred Units as guaranteed payments for the use of capital made from sources outside the United States for U.S. federal income tax purposes, and the BPY General Partner and New LP General Partner generally do not expect to cause BPY or New LP to withhold U.S. federal income tax on such guaranteed payments made to Non-U.S. Holders, provided that BPY and New LP are not engaged in a trade or business within the United States. Assuming that the distributions qualify as guaranteed payments, Non-U.S. Holders generally are not expected to share in BPY’s or New LP’s items of income, gain, loss, or deduction for U.S. federal income tax purposes. However, the tax treatment of guaranteed payments for source and withholding tax purposes is uncertain, and the IRS may disagree with this treatment. As a result, it is possible that the IRS could assert that Non-U.S. Holders would be subject to U.S. federal income and withholding tax on their share of BPY’s or New LP’s ordinary income from sources within the United States, even if distributions on the Preferred Units and New LP Preferred Units are treated as guaranteed payments.

If, contrary to expectation, distributions on the Preferred Units or New LP Preferred Units are not treated as guaranteed payments, then a Non-U.S. Holder will share in BPY’s or New LP’s items of income, gain, loss, or deduction, even if BPY and New LP are not engaged in a U.S. trade or business and the holder is not otherwise engaged in a U.S. trade or business. As a result, the holder may be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income of BPY or New LP (as applicable) which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate includes income of a fixed or determinable annual or periodic nature, such as dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and a Non-U.S. Holder’s country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that the holder provides proper certification as to its eligibility for such treatment. Non-U.S. Holders should consult their own tax advisers regarding the tax treatment of distributions on the Preferred Units and New LP Preferred Units as guaranteed payments and the U.S. federal withholding and other income tax consequences thereof.
Based on the organizational structures of BPY and New LP, as well as their expected income and assets, the BPY General Partner and New LP General Partner currently believe that BPY and New LP, respectively, are unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Specifically, each of BPY and New LP intends not to make an investment, whether directly or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if the BPY General Partner or New LP General Partner (as applicable) believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, BPY and New LP are not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then the Non-U.S. Holder generally will not be subject to U.S. federal tax return filing requirements solely as a result of owning Preferred Units or New LP Preferred Units and generally will not be subject to U.S. federal net income tax on distributions on the Preferred Units or New LP Preferred Units.

However, there can be no assurance that the law will not change or that the IRS will not deem BPY or New LP to be engaged in a U.S. trade or business. If, contrary to the BPY General Partner’s and New LP General Partner’s expectations, BPY or New LP is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder of Preferred Units or New LP Preferred Units, as applicable, generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to the Non-U.S. Holder. In addition, distributions to the Non-U.S. Holder might be treated as “effectively connected income” (which would subject the holder to U.S. net income taxation) and might be subject to withholding tax imposed at the highest effective tax rate applicable to the Non-U.S. Holder. If the amount of withholding were to exceed the amount of U.S. federal income tax actually due, the Non-U.S. Holder might be required to file a U.S. federal income tax return in order to seek a refund of such excess. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. Guaranteed payments paid or accrued within BPY’s or New LP’s taxable year might be included as income to applicable Non-U.S. Holders whether or not a distribution of such payments had actually been made. If, contrary to expectation, BPY or New LP were treated as engaged in a U.S. trade or business, then gain or loss from the sale of Preferred Units or New LP Preferred Units (as applicable) by a Non-U.S. Holder generally would be treated as effectively connected with such trade or business to the extent that the Non-U.S. Holder would have had effectively connected gain or loss had the applicable partnership sold all of its assets at their fair market value as of the date of the sale. In such case, any such effectively connected gain generally would be taxable at the regular U.S. federal income tax rates, and the amount realized from the sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations and IRS Guidance, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2023. Non-U.S. Holders should consult their own tax advisers regarding the consequences of BPY or New LP being engaged in a trade or business within the United States.

Assuming that BPY and New LP are not engaged in a U.S. trade or business (as discussed above), a Non-U.S. Holder generally is not expected to be subject to U.S. federal income tax on gain or loss realized upon the sale or other disposition, including redemption, of Preferred Units or New LP Preferred Units.

Special rules may apply to any Non-U.S. Holder subject to specialized treatment, including, without limitation, any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in BPY or New LP in connection with its U.S. business, (c) a PFIC, (d) a CFC, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S. Holders should consult their own tax advisers regarding the application of these special rules.

Taxes in Other Jurisdictions

Based on their expected assets and method of operation, neither BPY nor New LP expects any holder of Preferred Units or New LP Preferred Units, solely as a result of owning such Preferred Units or New LP Preferred Units, to be subject to any additional income taxes imposed on a net basis or additional tax return filing requirements in any jurisdiction in which either of BPY or New LP engages in activity or owns property. However, BPY’s or New LP’s method of operation and current structure may change, and there can be no assurance that, solely as a result of owning Preferred Units or New LP Preferred Units, a Preferred Unitholder or New LP Preferred Unitholder will not be subject to certain taxes, including non-U.S., state, and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes imposed by the various jurisdictions in which BPY or New LP (as applicable) does business or owns property now or in the future, even if the holder does not reside in any of these jurisdictions. Consequently, a Preferred Unitholder or New LP Preferred Unitholder may also be required to file non-U.S., state, and local income tax returns in some or all of these jurisdictions. Further, a Preferred Unitholder or New LP Preferred Unitholder may be subject to penalties for failure to comply with these requirements. It is the responsibility of each Preferred Unitholder and New LP Preferred Unitholder to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of the holder.

Income or gain from investments held by BPY or New LP may be subject to withholding or other taxes in jurisdictions outside the United States, except to the extent an income tax treaty applies. If a Preferred Unitholder or New LP Preferred Unitholder wishes to claim the benefit of an applicable income tax treaty, the holder might be required to submit information to one or more of BPY, New LP, an intermediary, or a tax authority in such jurisdiction. Preferred Unitholders and New LP Preferred Unitholders should consult their own tax advisers regarding the U.S. state, local, and non-U.S. tax consequences of owning and disposing of Preferred Units or New LP Preferred Units.

Administrative Matters

Information Returns and Audit Procedures

Each of BPY and New LP has agreed to use commercially reasonable efforts to furnish to their respective Preferred Unitholders and New LP Preferred Unitholders, within 90 days after the close of each calendar year, U.S. tax information (including IRS Schedules K-1), which describes on a U.S. dollar basis the holders’ share of any income, gain, loss, and deduction of BPY or New LP, respectively, for their preceding taxable years. Under recent IRS guidance, certain partnerships are also required to provide IRS Schedule K-3, which generally describes a partner’s share of certain items of international tax relevance from the operations of the partnership. BPY and New LP generally expect to provide IRS Schedules K-3 (as applicable) to their respective unitholders, except that BPY and New LP generally do not expect to be able to provide IRS Schedule K-3 within such 90-day period. Moreover, providing this U.S. tax information to Preferred Unitholders and New LP Preferred Unitholders will also be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from other entities, such as subsidiaries. It is therefore possible that, in any taxable year, a U.S. Holder (or a Non-U.S. Holder that is subject to U.S. federal income taxation on a net basis) will need to apply for an extension of time to file its own tax returns. In preparing this U.S. tax information, each of BPY and New LP will use various accounting and reporting conventions to determine each holder’s share of income, gain, loss, and deduction (if any). The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to a holder’s income or loss. Due to administrative reporting limitations, and notwithstanding the rules requiring the aggregation of partnership interests purchased in separate transactions, as described above under the heading “– Consequences to U.S. Holders – Basis”, a U.S. Holder may receive separate Schedules K-1 for any other partnership interests in BPY or New LP, such as other series of Preferred Units or New LP Preferred Units, as applicable.

BPY or New LP may be audited by the IRS. Adjustments resulting from an IRS audit could require a U.S. Holder to adjust a prior year’s tax liability and result in an audit of the holder’s own tax return. Any audit of a Preferred Unitholder’s or New LP Preferred Unitholder’s own tax return could result in adjustments not related to BPY’s or New LP’s tax returns, as well as those related to BPY’s or New LP’s tax returns. If the IRS makes an audit adjustment to BPY’s or New LP’s income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from BPY or New LP (as applicable) instead of holders of Preferred Units, New LP Preferred Units, or other partnership interests in BPY or New LP.

BPY may be permitted to elect to have the BPY General Partner, Preferred Unitholders, and other holders of partnership interests in BPY take any IRS audit adjustment into account in accordance with their interests in BPY during the taxable year under audit. However, there can be no assurance that BPY will choose to make such election or that it will be available in all circumstances. If BPY does not make the election, and BPY pays taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution might be substantially reduced. As a result, holders of partnership interests in BPY, including Preferred Unitholders, might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if such holders did not own partnership interests in BPY during the taxable year under audit. The foregoing considerations also apply with respect to BPY’s interest in the Property Partnership.

Similarly, New LP may be permitted to elect to have the New LP General Partner, New LP Preferred Unitholders, and other holders of partnership interests in New LP take any IRS audit adjustment into account in accordance with their interests in New LP during the taxable year under audit. However, there can be no assurance that New LP will choose to make such election or that it will be available in all circumstances. If New LP does not make the election, and New LP pays taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution might be substantially reduced. As a result, holders of partnership interests in New LP, including New LP Preferred Unitholders, might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if such holders did not own partnership interests in New LP during the taxable year under audit.

Pursuant to the partnership audit rules, the BPY General Partner and the New LP General Partner or their designees will be the “partnership representatives” of BPY and New LP, respectively, and will have the sole authority to act on behalf of BPY and New LP, respectively, in connection with any administrative or judicial review of BPY’s or New LP’s items of income, gain, loss, deduction, or credit. In particular, the partnership representative will have the sole authority to bind both former and current holders of Preferred Units or New LP Preferred Units (as applicable) and to make certain elections on behalf of BPY or New LP (as applicable) pursuant to the partnership audit rules.

The application of the partnership audit rules to BPY and New LP and to holders of Preferred Units, New LP Preferred Units, or other partnership interests in BPY and New LP is uncertain. Preferred Unitholders and New LP Preferred Unitholders should consult their own tax advisers regarding the implications of the partnership audit rules for their ownership and disposition of Preferred Units or New LP Preferred Units.

Reporting with Respect to Foreign Financial Assets

Under Treasury Regulations, certain U.S. persons that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person (such as Preferred Units and New LP Preferred Units), any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by a U.S. Holder. U.S. Holders should consult their own tax advisers regarding the implications of these Treasury Regulations for their ownership and disposition of Preferred Units or New LP Preferred Units.

Certain Reporting Requirements

A U.S. Holder who invests more than $100,000 in BPY or New LP may be required to file IRS Form 8865 reporting the investment with the U.S. Holder’s U.S. federal income tax return for the year that includes the date of the investment. A U.S. Holder may be subject to substantial penalties for the failure to comply with this and other information reporting requirements with respect to an investment in Preferred Units or New LP Preferred Units. U.S. Holders should consult their own tax advisers regarding such reporting requirements.

Tax Shelter Regulations and Related Reporting Requirements

If either of BPY or New LP were to engage in a “reportable transaction”, then it (and possibly its Preferred Unitholders or New LP Preferred Unitholders, as applicable) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or “transaction of interest”, or that it produces certain kinds of losses exceeding certain thresholds. An investment in BPY or New LP may be considered a “reportable transaction” if, for example, BPY or New LP (as applicable) were to recognize certain significant losses in the future. In certain circumstances, a holder of a partnership interest in BPY or New LP who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

Moreover, if BPY or New LP were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, a U.S. Holder might be subject to significant accuracy-related penalties with a broad scope, including, for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and in the case of a listed transaction, an extended statute of limitations. Neither BPY nor New LP intends to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor do BPY or New LP intend to participate in any listed transactions. However, no assurance can be provided that the IRS will not assert that BPY or New LP has participated in such a transaction.

U.S. Holders should consult their own tax advisers concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of Preferred Units or New LP Preferred Units.

Taxable Year

Both BPY and New LP intend to use the calendar year as their respective taxable years for U.S. federal income tax purposes. Under certain circumstances which BPY and New LP currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Withholding and Backup Withholding

For each calendar year, BPY and New LP will report to Preferred Unitholders and New LP Preferred Unitholders, respectively, and to the IRS the amount of distributions made and the amount of tax (if any) withheld on these distributions. The proper application to BPY and New LP of the rules for withholding under Sections 1441 through 1446 of the U.S. Internal Revenue Code (applicable to certain dividends, interest, and amounts treated as effectively connected with a U.S. trade or business, among other items) is unclear. Because the documentation received by BPY and New LP may not properly reflect the identities of Preferred Unitholders or New LP Preferred Unitholders at any particular time (in light of possible sales of Preferred Units or New LP Preferred Units), BPY or New LP may over-withhold or under-withhold with respect to a particular holder. For example, BPY or New LP may impose withholding, remit such amount to the IRS and thus reduce the amount of a distribution paid to a holder. It may be the case, however, that the corresponding amount of income was not properly allocable to the holder, and the appropriate amount of withholding should have been less than the actual amount withheld. Such holder would be entitled to a credit against the holder’s U.S. federal income tax liability for all withholding, including any such excess withholding. However, if the withheld amount were to exceed the holder’s U.S. federal income tax liability, the holder would need to apply for a refund to obtain the benefit of such excess withholding. Similarly, BPY or New LP may fail to withhold on a distribution, and it may be the case that the corresponding income was properly allocable to a holder and that withholding should have been imposed. In such case, BPY and New LP (as applicable) intend to pay the under-withheld amount to the IRS and may treat such under-withholding as an expense that generally will be borne indirectly by the respective holders of partnership interests in BPY or New LP (as applicable) on a pro rata basis, since BPY or New LP may be unable to allocate any such excess withholding tax cost to the relevant holder.

Under the backup withholding rules, a Preferred Unitholder or New LP Preferred Unitholder may be subject to backup withholding tax with respect to distributions paid unless the holder (i) is an exempt recipient and demonstrates this fact when required or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax, and otherwise complies with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt should certify such status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting an appropriate, properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Preferred Unitholder or New LP Preferred Unitholder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund from the IRS, provided the holder supplies the required information to the IRS in a timely manner.

If a Preferred Unitholder or New LP Preferred Unitholder does not timely provide BPY or New LP (as applicable), or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or an appropriate IRS Form W-8 (as applicable), or the form is not properly completed, then the aggregate amount of U.S. backup withholding tax required to be withheld may exceed the amount that would have been withheld had BPY or New LP (as applicable) or the applicable intermediary received properly completed forms from all Preferred Unitholders or New LP Preferred Unitholders, respectively. For administrative reasons, and in order to maintain the respective fungibility of Preferred Units and New LP Preferred Units, such excess U.S. backup withholding tax, and if necessary similar items, may be treated by BPY or New LP as an expense that generally will be borne indirectly by the respective holders of partnership interests in BPY or New LP on a pro rata basis, since BPY or New LP may be unable to allocate any such excess withholding tax cost to the relevant holders that failed to timely provide the proper U.S. tax forms.

Allocations Between Transferors and Transferees

Holders owning Preferred Units or New LP Preferred Units as of the applicable record date with respect to a distribution payment date will be entitled to receive the cash distribution with respect to their Preferred Units or New LP Preferred Units on the distribution payment date. Purchasers of Preferred Units or New LP Preferred Units after such applicable record date will therefore not become entitled to receive a cash distribution on their Preferred Units or New LP Preferred Units until the next applicable record date.

Nominee Reporting

Persons who hold an interest in BPY or New LP as a nominee for another person may be required to furnish to BPY or New LP, respectively:

•the name, address and taxpayer identification number of the beneficial owner and the nominee;
•whether the beneficial owner is (i) a person that is not a U.S. person, (ii) a foreign government, an international organization, or any wholly owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity;
•the amount and description of Preferred Units or New LP Preferred Units held, acquired, or transferred for the beneficial owner; and
•specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions may be required to furnish additional information, including whether they are U.S. persons and specific information regarding Preferred Units and New LP Preferred Units they acquire, hold, or transfer for their own account. A penalty of $250 per failure (as adjusted for inflation), up to a maximum of $3,000,000 per calendar year (as adjusted for inflation), generally is imposed under the U.S. Internal Revenue Code for the failure to report such information to BPY or New LP (as applicable). The nominee is required to supply the beneficial owner of the Preferred Units or New LP Preferred Units with the information furnished to BPY or New LP (as applicable).

Foreign Account Tax Compliance

Under FATCA, a 30% U.S. federal withholding tax applies to “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless the financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. Proposed Treasury Regulations eliminate the requirement to withhold tax under FATCA on gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The IRS has announced that taxpayers are permitted to rely on the proposed regulations until final Treasury Regulations are issued.

BPY and New LP intend to comply with FATCA, so as to ensure that the 30% withholding tax does not apply to any withholdable payments received by BPY or New LP. Although BPY and New LP do not expect the 30% withholding tax to apply to a Preferred Unitholder’s or New LP Preferred Unitholder’s allocable share of distributions attributable to withholdable payments, this is subject to uncertainty. To avoid being subject to withholding under FATCA, Preferred Unitholders and New LP Preferred Unitholders are urged to properly certify their FATCA status on an appropriate IRS Form W-8 or IRS Form W-9 (or other applicable form) and to satisfy any additional requirements under FATCA.

In compliance with FATCA, information regarding certain holders’ ownership of Preferred Units or New LP Preferred Units may be reported to the IRS or to a non-U.S. governmental authority. FATCA remains subject to modification by an applicable intergovernmental agreement between the United States and another country, such as the agreement in effect between the United States and Bermuda for cooperation to facilitate the implementation of FATCA, or by future Treasury Regulations or other guidance. U.S. Holders should consult their own tax advisers regarding the consequences under FATCA of owning Preferred Units or New LP Preferred Units.

New Legislation or Administrative or Judicial Action

The U.S. federal income tax treatment of Preferred Unitholders and New LP Preferred Unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Preferred Unitholders and New LP Preferred Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department, and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations, and other modifications and interpretations, any of which could adversely affect the value of the Preferred Units or New LP Preferred Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for BPY or New LP to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of BPY’s or New LP’s income, reduce the net amount of distributions available to holders of partnership interests in BPY or New LP, or otherwise affect the tax considerations of owning Preferred Units or New LP Preferred Units. Such changes could also affect or cause BPY or New LP to change the way it conducts its activities and adversely affect the respective values of Preferred Units or New LP Preferred Units.

The organizational documents and agreements of BPY and New LP permit the BPY General Partner and the New LP General Partner to modify their respective partnership agreements from time to time, without the consent of Preferred Unitholders or New LP Preferred Unitholders to elect to treat BPY or New LP (as applicable) as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation, or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all Preferred Unitholders or New LP Preferred Unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO BPY, NEW LP, AND HOLDERS OF PREFERRED UNITS OR NEW LP PREFERRED UNITS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF PREFERRED UNITS OR NEW LP PREFERRED UNITS, AND IN REVIEWING THIS ANNUAL REPORT ON FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF PREFERRED UNITS OR NEW LP PREFERRED UNITS SHOULD CONSULT ITS OWN TAX

ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF PREFERRED UNITS OR NEW LP PREFERRED UNITS.

Certain Material Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of Preferred Units and New LP Preferred Units generally applicable to a Preferred Unitholder or New LP Preferred Unitholder, as applicable, who for purposes of the Tax Act and at all relevant times, (i) holds such units as capital property, (ii) is not a partnership, and (iii) deals at arm’s length with and is not affiliated with BPY, the Property Partnership, the BPY General Partner, New LP, the New LP General Partner, and their respective affiliates (a “Holder”). Generally, the Preferred Units and New LP Preferred Units will be considered to be capital property to a Holder, provided that the Holder does not use or hold such units in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for the purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires Preferred Units or New LP Preferred Units, as applicable, as a “tax shelter investment” (and this summary assumes that no such persons hold such units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in BPY or New LP, as applicable; (vi) if any affiliate of BPY or New LP, as applicable, is, or becomes as part of a series of transactions that includes the acquisition of Preferred Units or New LP Preferred Units, as applicable, a “foreign affiliate” (for purposes of the Tax Act) of such Holder or of any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act; or (vii) that has entered into or will enter into a “derivative forward agreement” (as defined in the Tax Act) with respect to their Preferred Units or New LP Preferred Units, as applicable. Any such Holders should consult their own tax advisors with respect to an investment in Preferred Units or New LP Preferred Units.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed, but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect our Holders. Holders should consult their own tax advisors in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of Preferred Units or New LP Preferred Units.

This summary assumes that none of BPY, the Property Partnership or New LP is a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act. However, no assurance can be given in this regard.

This summary also assumes that none of BPY, the Property Partnership or New LP will be a “SIFT partnership” at any relevant time for purposes of the SIFT Rules on the basis that none of BPY, the Property Partnership or New LP will be a “Canadian resident partnership” at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

This summary also assumes that the assets of New LP will at all relevant times consist of only debt issued by CanHoldco and certain U.S. corporations.

This summary does not address the deductibility of interest on money borrowed to acquire Preferred Units or New LP Preferred Units, nor whether any amounts in respect of Preferred Units or New LP Preferred Units could be “split income” for the purposes of the Tax Act.

This summary also does not address the tax consequences of the Privatization. Holders should refer to BPY’s circular regarding the Privatization, dated June 8, 2021, in that regard.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D. “Risk Factors — Risks Relating to Taxation — Canada”.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Preferred Units or New LP Preferred Units must be expressed in Canadian dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard.

Taxation of Canadian Resident Holders

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”).

Computation of Income or Loss

Each Resident Holder that holds Preferred Units is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year the Resident Holder’s share of the income (or loss) of BPY for its fiscal year ending in, or coincidentally with, the Resident Holder’s taxation year, whether or not any of that income is distributed to the Resident Holder in the taxation year and regardless of whether or not Preferred Units were held throughout such year.

Each Resident Holder that holds New LP Preferred Units is required to include in computing his or her income for a particular taxation year the Resident Holder’s share of the income of New LP for its fiscal year ending in, or coincidentally with, the Resident Holder’s taxation year, whether or not any of that income is distributed to the Resident Holder in the taxation year and regardless of whether or not New LP Preferred Units were held throughout such year.

Each of BPY and New LP will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year. However, the income (or loss) of BPY and New LP for a fiscal period for purposes of the Tax Act will be computed as if BPY and New LP were separate persons resident in Canada and the partners will be allocated a share of that income (or loss) in accordance with our limited partnership agreement and New LP’s limited partnership agreement. The income (or loss) of BPY will include BPY’s share of the income (or loss) of the Property Partnership for a fiscal year determined in accordance with the Property Partnership’s limited partnership agreement. Further, the income (or loss) of the Property Partnership will include the Property Partnership’s share of the income (or loss) of New LP for a fiscal year determined in accordance with New LP’s limited partnership agreement. For this purpose, the fiscal year end of each of BPY, the Property Partnership, and New LP will be December 31.

The income for tax purposes of BPY for a given fiscal year will be allocated to each Resident Holder that holds Preferred Units in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such Resident Holder on the Preferred Units with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by BPY to all partners with respect to such fiscal year, provided that the numerator and denominator will not include any distributions on the Preferred Units that are in satisfaction of accrued distributions on the Preferred Units that were not paid in a previous fiscal year of BPY where the BPY General Partner determines that the inclusion of such distributions would result in a Preferred Unitholder being allocated more income than it would have been if the distributions were paid in the fiscal year of BPY in which they were accrued.

If, with respect to a given fiscal year, no distribution is made by BPY to its partners or BPY has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes for such fiscal year that is allocable to Preferred Unitholders, will be allocated to Preferred Unitholders of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to Preferred Unitholders in respect of the Preferred Units held by them on each such date, such amount of BPY’s income or loss for tax purposes (as the case may be) as the BPY General Partner determines is reasonable in the circumstances, having regard to such factors as the BPY General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to BPY on the issuance of the Preferred Units as compared to all other units and the relative fair market value of the Preferred Units as compared to all other units, and (ii) to the partners, other than in respect of the Preferred Units, the remaining amount of BPY’s income or loss for tax purposes, as the case may be, pro rata in the proportion that the number of units of BPY (other than the Preferred Units) held at each such date by a partner is of the total number of units of BPY (other than the Preferred Units) that are issued and outstanding at each such date.

In computing BPY’s income for Canadian tax purposes for its 2021 fiscal year, BPY will be considered to have had a fiscal year (the “Notional Year”) commencing on January 1, 2021 and ending immediately following the completion of the steps detailed in the plan of arrangement related to the Privatization (the “Plan of Arrangement”) on the effective date of the Privatization. BPY will determine its net income or net loss for the Notional Year on a “closing of the books” basis reasonably and in good faith, as would be determined if there were no Notional Year, provided, however, that any gain or income from a disposition of property occurring after the end of the Notional Year shall not be allocated to the Notional Year, and any transaction expenses incurred by BPY in the Notional Year will be allocated to and, to the extent permitted by the Tax Act, deducted in computing the income of BPY in the Notional Year.

Pursuant to the Privatization, the Property Partnership purchased a number of managing general partner interests of the Property Partnership held by BPY equal to the number of LP Units redeemed by BPY. BPY is considered to have disposed of each managing general partner interest that was so purchased by the Property Partnership for proceeds of disposition equal to the amount paid by the Property Partnership for such interest. The disposition of a managing general partner interest by BPY results in the realization of a capital gain (or capital loss) by BPY equal to the amount by which BPY’s proceeds of disposition of the managing general partner interest, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to BPY of the managing general partner interest. The taxation of capital gains and capital losses is discussed below under “— Taxation of Capital Gains and Capital Losses”.

For BPY’s 2021 fiscal year, other than the income of BPY for that fiscal year that is subject to the special allocation (as discussed below), the income of BPY for that fiscal year (including any income that arises from the allocation to BPY of any income realized by the Property Partnership in connection with transactions that provide amounts to the Property Partnership to fund the purchase for cancellation by the Property Partnership of managing general partner interests owned by BPY) will generally be allocated to the partners of BPY in the manner described above. Similarly, subject to the “at-risk rules”, any loss of BPY for its 2021 fiscal year will generally be allocated to the partners of BPY in the manner described above.

The income of BPY for its 2021 fiscal year is subject to a special allocation if each of the following conditions are met: (a) BPY purchases LP Units (including LP Units acquired from dissenters under the Privatization) pursuant to the Plan of Arrangement; (b) the money that is used by BPY to purchase LP Units in the manner described in (a) is derived exclusively in whole or in part, directly or indirectly, from money that is received by BPY from the Property Partnership as consideration for the purchase for cancellation by the Property Partnership of managing general partner interests owned by BPY; (c) BPY has income for Canadian tax purposes (in other words, BPY does not have a loss for Canadian tax purposes); and (d) the income for Canadian tax purposes includes positive amounts each of which is an amount that is derived from capital gains (for Canadian tax purposes) realized by BPY by reason of the purchase for cancellation by the Property Partnership of managing general partner interests owned by BPY.

Where all of the foregoing conditions are met, the lesser of (1) the amount of income for Canadian tax purposes which is comprised of capital gains and (2) the aggregate of the positive amounts included in income for Canadian tax purposes described in item (d) of the preceding paragraph will be allocated exclusively and specially (the “Special Income Allocation Amount”) only to partners of BPY who disposed of their LP Units to BPY for cash pursuant to the Plan of Arrangement, on the basis that each such partner will be allocated the proportion of the Special Income Allocation Amount that the number of LP Units acquired by BPY from the partner is of the total number of LP Units acquired by BPY from all partners for cash pursuant to the Plan of Arrangement. The balance (if any) of the income for Canadian tax purposes in respect of BPY’s 2021 fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from BPY’s income for Canadian tax purposes in respect of the fiscal year) will be allocated to all partners in accordance with the general income allocation methodology described above. For greater certainty, the balance (if any) of the income for Canadian tax purposes after allocating the Special Income Allocation Amount to the partners of BPY who disposed of their LP Units to BPY for cash pursuant to the Plan of Arrangement, will be allocated to all partners for the Notional Year in accordance with the general income allocation methodology described above, and the income for Canadian tax purposes (if any) for the balance of BPY’s 2021 fiscal year and any subsequent fiscal year will not be allocated to the partners that ceased to hold LP Units as a result of the Privatization in respect of their LP Units. The Notional Year concept is designed so that the partners of BPY (that ceased to hold LP Units as on the effective date of the Privatization) will generally not be allocated income of BPY that arises after the effective date of the Privatization. For greater certainty, the cash received by a partner who disposed of its LP Units to BPY pursuant to the Plan of Arrangement will not be considered to be a “distribution” for the purposes of the way in which the income (or loss) of BPY is allocated to its partners.

The income for tax purposes of New LP for a given fiscal year will be allocated to each Resident Holder that holds New LP Preferred Units in an amount equal to the distributions received by such Resident Holder for such fiscal year (up to the amount of New LP’s income for tax purposes for such fiscal year) and the balance (if any) of New LP’s income for such fiscal year will be allocated to its partners other than in respect of New LP Preferred Units. If, with respect to a given fiscal year, no distribution is made by New LP to its partners or New LP has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes for such fiscal year is allocated to the partners other than in respect of New LP Preferred Units at the end of each calendar quarter based on the proportionate number of units (other than New LP Preferred Units) held.

The income of BPY and New LP as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. In addition, for purposes of the Tax Act, all income (or losses) of BPY, the Property Partnership and New LP must be calculated in Canadian currency. Where BPY, the Property Partnership or New LP holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by BPY, the Property Partnership or New LP as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

In computing the income (or loss) of BPY and New LP, as applicable, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by BPY and New LP, as applicable, for the purpose of earning income, subject to the relevant provisions of the Tax Act. BPY and New LP, as applicable, may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by BPY and New LP, as applicable, to issue partnership interests. The portion of such issue expenses deductible by BPY and New LP, as applicable, in a taxation year is 20% of such issue expenses, pro-rated where BPY’s or New LP’s taxation year is less than 365 days. On February 4, 2022, the Department of Finance released for public comment draft Tax Proposals to implement the interest deductibility limitations announced in the 2021 Canadian federal budget. These Tax Proposals would have the effect of denying the deductibility of net interest and financing expenses for certain taxpayers in certain circumstances where the taxpayer’s net interest expense exceeds a fixed ratio of the taxpayer’s adjusted taxable income, including special rules with respect to net interest and financing expenses of a partnership that are allocated to its partners. These Tax Proposals will generally apply in respect of taxation years beginning on or after January 1, 2023. Comments on the draft Tax Proposals are invited until May 5, 2022.

In general, a Resident Holder’s share of any income (or loss) of BPY or share of income of New LP, as applicable, from a particular source will be treated as if it were income (or loss) of the Resident Holder from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Resident Holder. BPY holds managing general partner interests of the Property Partnership and BPY holds general partner interests in New LP. In computing BPY’s income (or loss) under the Tax Act, each of the Property Partnership and New LP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of a Resident Holder in respect of their Preferred Units on account of income (or loss) earned by the Property Partnership and New LP generally will be determined by reference to the source and character of such amounts when earned by the Property Partnership and New LP.

A Resident Holder that holds Preferred Units’ share of taxable dividends received or considered to be received by BPY in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Resident Holder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) when the dividend received by the Property Partnership is designated as an “eligible dividend”.

Foreign taxes paid by BPY, the Property Partnership or New LP, and taxes withheld at source on amounts paid or credited to BPY, the Property Partnership or New LP (other than for the account of a particular partner), will be allocated pursuant to the governing partnership agreement. Each Resident Holder’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit rules may not provide a full foreign tax credit for the “business-income tax” and “non-business-income tax” paid by BPY, the Property Partnership or New LP to the government of a foreign country. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” allocated to a Resident Holder for the purpose of determining such Resident Holder’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Resident Holder’s share of the income of BPY, the Property Partnership or New LP, as applicable, under the income tax laws of any country (other than Canada) under whose laws the income of BPY, the Property Partnership, or New LP, as applicable, is subject to income taxation (the “Relevant Foreign Tax Law”) is less than the Resident Holder’s share of such income for purposes of the Tax Act. For this purpose, a Resident Holder is not considered to have a lesser direct or indirect share of the income of BPY, the Property Partnership or New LP, as applicable, under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of BPY, the Property Partnership or New LP or in the manner of allocating the income of BPY, the Property Partnership or New LP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax

Credit Generator Rules will not apply to any Resident Holder. If the Foreign Tax Credit Generator Rules apply, the allocation to a Resident Holder of foreign “business-income tax” or “non-business-income tax” paid by BPY or the Property Partnership, and therefore such Resident Holder’s foreign tax credits, will be limited.

BPY, the Property Partnership and New LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership or New LP, or dividends paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership, will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as BPY, the Property Partnership and New LP, to the residency and Treaty entitlements of their partners and to take into account any reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership, the BPY General Partner expects the Holding Entities to look-through BPY, the Property Partnership and New LP to the residency of the partners of BPY and New LP (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from interest paid to the Property Partnership or New LP or from dividends paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context.

If BPY incurs losses for tax purposes, each Resident Holder that holds Preferred Units will be entitled to deduct in the computation of income for tax purposes the Resident Holder’s share of any net losses for tax purposes of BPY for its fiscal year, to the extent that the Resident Holder’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. The BPY General Partner does not anticipate that BPY, the Property Partnership or New LP will incur losses, but no assurance can be given in this regard. Accordingly, Resident Holders should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules”.

Section 94.1 of the Tax Act contains rules relating to interests held by a taxpayer in Non-Resident Entities that could, in certain circumstances, cause income to be imputed to Resident Holders that hold Preferred Units, either directly or by way of allocation of such income imputed to BPY or the Property Partnership. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Resident Holder, BPY or the Property Partnership acquiring, holding or having an investment in a Non-Resident Entity is to derive a benefit from “portfolio investments” in certain assets from which the Non-Resident Entity may reasonably be considered to derive its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Resident Holder that holds Preferred Units, BPY or the Property Partnership. If these rules apply to a Resident Holder that holds Preferred Units, BPY or the Property Partnership, income, determined by reference to a prescribed rate of interest plus two percent applied to the “designated cost”, as defined in section 94.1 of the Tax Act, of the interest in the Non-Resident Entity, will be imputed directly to the Resident Holder or to BPY or the Property Partnership and allocated to the Resident Holder in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Resident Holders that hold Preferred Units should consult their own tax advisors regarding the application of these rules to them in their particular circumstances.

Dividends paid to the Property Partnership by a CFA of the Property Partnership will be included in computing the income of the Property Partnership. To the extent that any CFA or Indirect CFA of the Property Partnership earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership under the rules in the Tax Act must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends, whether or not the Property Partnership actually receives a distribution of that FAPI. BPY will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and Resident Holders that hold Preferred Units will be required to include their proportionate share of such FAPI allocated from BPY in computing their income for Canadian federal income tax purposes. As a result, Resident Holders that hold Preferred Units may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of the Property Partnership for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to the Property Partnership of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Property Partnership receives a dividend of this type of income that was previously included in the Property Partnership’s income as FAPI, such dividend will effectively not be included in computing the income of the Property Partnership and there will be a corresponding reduction in the adjusted cost base to the Property Partnership of the particular CFA shares. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” of the Property Partnership may be limited in certain specified circumstances, including where the direct or indirect share of the income allocated to any member of the Property Partnership (which is deemed for this purpose to include a Resident Holder that holds Preferred Units) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to the Property Partnership. For this purpose, a Resident Holder that holds Preferred Units is not considered to have a lesser direct or indirect share of the income of the Property Partnership under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Property Partnership or in the manner of allocating the income of the Property Partnership because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” of the Property Partnership will be limited.

Disposition of Preferred Units

The disposition (or deemed disposition) by a Resident Holder of Preferred Units or New LP Preferred Units will result in the realization of a capital gain (or capital loss) by such Resident Holder in the amount, if any, by which the proceeds of disposition of the Preferred Units or New LP Preferred Units, as applicable, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such units. Subject to the general rules on averaging of cost base, the adjusted cost base of a Resident Holder’s Preferred Units or New LP Preferred Units, as applicable, would generally be equal to: (i) the actual cost of the Preferred Units or New LP Preferred Units (excluding any portion thereof financed with limited recourse indebtedness), as applicable; plus (ii) the share of the income of BPY or New LP, as applicable, allocated to the Resident Holder for fiscal years of BPY or New LP, as applicable, ending before the relevant time in respect of the Preferred Units or New LP Preferred Units, as applicable; less (iii) the aggregate of the pro-rata share of losses of BPY allocated to the Resident Holder (other than losses which cannot be deducted because they exceed the Resident Holder’s “at-risk” amount in respect of the Preferred Units) for the fiscal years of BPY ending before the relevant time in respect of the Preferred Units ; and less (iv) the Resident Holder’s distributions received from BPY or New LP, as applicable, before the relevant time in respect of the Preferred Units or New LP Preferred Units, as applicable. The adjusted cost base of each Preferred Unit or New LP Preferred Unit will be subject to the averaging provisions contained in the Tax Act.

The foregoing discussion of the calculation of the adjusted cost base assumes that each class or series of partnership interests in BPY or New LP are treated as separate property for purposes of the Tax Act. However, the CRA’s position is to treat all the different types of interests in a partnership that a partner may hold as one capital property, including for purposes of determining the adjusted cost base of all such partnership interests. As a result, on a disposition of a particular type of unit, a partner’s total adjusted cost base is required to be allocated in a reasonable manner to the particular type of unit being disposed of. As acknowledged by the CRA, there is no particular method for determining a reasonable allocation of the adjusted cost base of a partnership interest to the part of the partnership interest that is disposed of. Furthermore, more than one method may be reasonable. If the CRA’s position applies, on a disposition by a Resident Holder of a particular type of unit of BPY or New LP, as applicable, the Resident Holder should generally be able to allocate his or her adjusted cost base in a manner that treats the different classes or series of units of BPY and New LP, as applicable, as separate property. Accordingly, the BPY General Partner intends to provide partners with partnership information returns using such allocation.

Where a Resident Holder that holds Preferred Units disposes of all of its Preferred Units, it will no longer be a partner of BPY. If, however, the Resident Holder is entitled to receive a distribution from BPY after the disposition of all such units, then the Resident Holder will be deemed to dispose of such units at the later of: (i) the end of the fiscal year of BPY during which the disposition occurred; and (ii) the date of the last distribution made by BPY to which the Resident Holder was entitled. The share of the income (or loss) of BPY for tax purposes for a particular fiscal year that is allocated to a Resident Holder that holds Preferred Units who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Resident Holder’s Preferred Units immediately prior to the time of the disposition. Similarly, where a Resident

Holder that holds New LP Preferred Units disposes of all of its New LP Preferred Units, it will no longer be a partner of New LP. If, however, the Resident Holder is entitled to receive a distribution from New LP after the disposition of all such units, then the Resident Holder will be deemed to dispose of such units at the later of: (i) the end of the fiscal year of New LP during which the disposition occurred; and (ii) the date of the last distribution made by New LP to which the Resident Holder was entitled. The share of the income (or loss) of New LP for tax purposes for a particular fiscal year that is allocated to a Resident Holder that holds Preferred Units who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Resident Holder’s Preferred Units immediately prior to the time of the disposition.

A Resident Holder will generally realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Resident Holder’s Preferred Units or New LP Preferred Units is negative at the end of any fiscal year of BPY or New LP, as applicable. In such a case, the adjusted cost base of the Resident Holder’s applicable Preferred Units or New LP Preferred Units will be nil at the beginning of the next fiscal year of BPY or New LP, as applicable.

Resident Holders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of Preferred Units or New LP Preferred Units.

The taxation of capital gains and capital losses is discussed below under “— Taxation of Capital Gains and Capital Losses”.

Alternative Minimum Tax

Resident Holders that are individuals or trusts may be subject to the alternative minimum tax rules. Such Resident Holders should consult their own tax advisors.

Taxation of Capital Gains and Capital Losses

In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder’s income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three years preceding the year or any year following the year, to the extent and under the circumstances described in the Tax Act.

Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of Preferred Units or New LP Preferred Units, as applicable, if a partnership interest in BPY or New LP, as applicable, is acquired by a tax-exempt person or a non-resident person (or by a partnership or trust (other than certain trusts) of which a tax-exempt person or a non-resident person is a member or beneficiary, directly or indirectly through one or more partnerships or trusts (other than certain trusts)). Resident Holders contemplating such a disposition should consult their own tax advisors in this regard.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.

Eligibility for Investment

Provided that the Preferred Units or New LP Preferred Units, as applicable, are listed on a “designated stock exchange” (which currently includes the Nasdaq and the TSX), the Preferred Units and New LP Preferred Units, as applicable, will be “qualified investments” under the Tax Act for trusts governed by RRSPs, deferred profit sharing plans, RESPs, RDSPs and TFSAs.

Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or an RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if Preferred Units or New LP Preferred Units, as applicable, held in the RRSP, RRIF, TFSA, RDSP or RESP are a “prohibited investments”, as defined in the Tax Act, for the RRSP, RRIF, TFSA, RDSP or RESP, as the case may be. Preferred Units and New LP Preferred Units, as applicable, will generally not be a “prohibited investment” if the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of an RESP, as applicable, deals at arm’s length with BPY or New LP, as applicable, for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of the “prohibited investment” rules, in BPY or New LP, as applicable. Resident Holders who will hold Preferred Units or New LP Preferred Units, as applicable, in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

Taxation of Non-Resident Holders

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold Preferred Units or New LP Preferred Units, as applicable, in connection with a business carried on in Canada (a “Non-Resident Holder”).

The following portion of the summary assumes that (i) Preferred Units and New LP Preferred Units, as applicable, are not and will not at any relevant time constitute “taxable Canadian property” of any Non-Resident Holder, and (ii) BPY, the Property Partnership and New LP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties in the 60-month period immediately preceding the particular time. In general, Preferred Units will not constitute “taxable Canadian property” of any Non-Resident Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of Preferred Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the Preferred Units are otherwise deemed to be “taxable Canadian property”. Since BPY’s assets will consist principally of units of the Property Partnership, Preferred Units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by BPY derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The BPY General Partner does not expect Preferred Units or the New LP Preferred Units, respectively, to be “taxable Canadian property” at any relevant time and does not expect BPY, the Property Partnership, or New LP , as applicable, to dispose of “taxable Canadian property”. However, no assurance can be given that the Preferred Units will not be “taxable Canadian property” or that BPY will not dispose of “taxable Canadian property”.

The following portion of the summary also assumes that none of BPY, the Property Partnership or New LP will be considered to carry on business in Canada. The BPY General Partner intends to organize and conduct the affairs of BPY, the Property Partnership and New LP, respectively, to the extent possible, so that none of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If any of these entities carry on business in Canada, the tax implications to BPY, the Property Partnership, New LP , and to Non-Resident Holders may be materially and adversely different than as set out herein.
Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Taxation of Income or Loss

A Non-Resident Holder will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by BPY, the Property Partnership or New LP outside Canada or the non-business-income earned by BPY, the Property Partnership or New LP from sources in Canada. However, such holder may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below.

BPY, the Property Partnership and New LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership or New LP, or dividends paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership, will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. Under the Treaty, a Canadian resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as BPY, the Property Partnership and New LP, to the residency and Treaty entitlements of their partners and to take into account any reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the

Property Partnership and New LP, the BPY General Partner expects the Holding Entities to look-through BPY, the Property Partnership and New LP to the residency of the partners of BPY and New LP (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from interest paid to the Property Partnership or New LP or from dividends paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Form 20-F in Note 32, Financial Instruments in our annual 2021 financial statements for further information..

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2021, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2021, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting, excluding Hospitality Investors Trust, was effective as of December 31, 2021.

Our management excluded from its assessment the internal control over financial reporting at Hospitality Investors Trust, for which control was acquired on June 30, 2021, and whose financial statements constitute 2% of total assets, 1% of net assets, 3% of total revenue and 1% of net income as of and for the year ended December 31, 2021.

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

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who have also audited the financial statements of our company, as stated in their reports which are included herein.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal control over financial reporting due to the global economic shutdown.

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

 ITEM 16B.    CODE OF ETHICS

On April 4, 2013, the BPY General Partner adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the members of the board of directors of the BPY General Partner, our company and any officers or employees of the BPY General Partner. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at bpy.brookfield.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The BPY General Partner has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s independent registered public accounting firm.

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2021 and 2020.

	December 31, 2021		December 31, 2020
(US$ Thousands)	Total	%	Total	%
Audit fees(1)	$10,141	34%	$8,965	32%
Audit-related fees(2)	19,510	66%	19,192	68%
Tax fees(3)	62	—%	87	—%
Other(4)	81	—%	68	—%
Total	$29,794	100%	$28,312	100%
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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

    During the period ended December 31, 2021, other than in connection with the Privatization, there were no LP Units, Preferred Units or New LP Preferred Units purchased by our company or any affiliated purchasers.

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

ITEM 16H.    MINING SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (the “MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended, (the “Mine Act”). During the fiscal year ended December 31, 2021, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

 ITEM 19.    EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2013(1)
1.2	Second Amended and Restated Limited Partnership Agreement of our company, dated August 8, 2013(2)
1.3	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated November 5, 2015(3)
1.4	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated March 21, 2019(4)
1.5	Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated August 20, 2019(5)
1.6	Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated February 18, 2020(6)
1.7	Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated April 21, 2020(7)
1.8	Sixth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated March 31, 2021(8)
1.9	Seventh Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated July 26, 2021(9)
2.1	Description of Securities(10)
4.2	Third Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers, dated August 3, 2021(11)
4.3	First Amendment to Third Amended and Restated Master Services Agreement by and among Brookfield Asset Management, the Service Recipients and the Service Providers, dated February 11, 2022(12)
4.2	Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 20, 2019(13)
4.3	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated March 21, 2019(14)
4.4	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 28, 2019(15)
4.5	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 20, 2019(16)
4.6	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 18, 2020(17)
4.7	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 21, 2020(18)
4.8	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated July 26, 2021(19)
4.9	Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 3, 2021(20)
4.11	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(21)
4.12	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(22)
4.13	Indenture dated July 3, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(23)

4.14	First Supplemental Indenture dated July 3, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(23)
4.15
Guarantee dated July 3, 2018 between Brookfield Property Partners LP, Brookfield Property LP, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited and Computershare Trust Company of Canada(23)

4.16	Supplemental Indenture to First Supplemental Indenture dated October 19, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(24)
4.17	Second Supplemental Indenture dated October 19, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(24)
4.18	Amendment to the First Supplemental Indenture dated November 26, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(25)
4.19	Third Supplemental Indenture dated February 13, 2019 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(26)
4.20	Supplemental Indenture to Third Supplemental Indentured dated May 17, 2019 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(27)
4.21	Fourth Supplemental Indenture dated January 15, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(28)
4.22	Second Supplemental Indenture to First Supplemental Indentured dated January 15, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(28)
4.23	Fifth Supplemental Indenture dated August 24, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(29)
4.24	Sixth Supplemental Indenture dated October 12, 2021 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(30)
4.24	Limited Partnership Agreement, dated April 13, 2021, of Brookfield Property Preferred L.P. (31)
4.25	First Amendment, dated July 26, 2021, to the Limited Partnership Agreement of Brookfield Property Preferred L.P. (32)
4.26
Subordinated Guarantee, dated July 26, 2021, in favor of Brookfield Property Preferred L.P. by Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited (32)

12.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(10)
12.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(10)
13.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(10)
13.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(10)
15.1
Consent of Deloitte LLP, Independent Registered Public Accounting Firm, relating to the incorporation of the consolidated financial statements of Brookfield Property Partners L.P. into this Annual Report on Form 20-F(10)

17.1	List of Subsidiary Issuers and Guarantors (33)
101.INS	XBRL Instance Document(10)
101.SCH	XBRL Taxonomy Extension Schema Document(10)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(10)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(10)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document(10)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(10)

(1)	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.
(2)	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.
(3)	Filed as an exhibit to Form 20-F on March 17, 2016 and incorporated herein by reference.
(4)	Filed as an exhibit to Form 6-K on March 21, 2019 and incorporated herein by reference
(5)	Filed as an exhibit to Form 6-K on August 20, 2019 and incorporated herein by reference.

(6)	Filed as an exhibit to Form 6-K on February 18, 2020 and incorporated herein by reference
(7)	Filed as an exhibit to Form 6-K on May 11, 2020 and incorporated herein by reference.
(8)	Filed as an exhibit to Form 6-K on April 5, 2021 and incorporated herein by reference.
(9)	Filed as an exhibit to Form 6-K on July 27, 2021 and incorporated herein by reference.
(10)	Filed herewith.
(11)	Filed as an exhibit to Form 6-K on August 30, 2021 and incorporated herein by reference.
(12)	Filed as an exhibit to Form 6-K on February 11, 2022 and incorporated herein by reference.
(13)	Filed as an exhibit to Form 6-K on February 20, 2019 and incorporated herein by reference.
(14)	Filed as an exhibit to Form 6-K on March 21, 2019 and incorporated herein by reference.
(15)	Filed as an exhibit to Form 6-K on April 30, 2019 and incorporated herein by reference.
(16)	Filed as an exhibit to Form 6-K on August 20, 2019 and incorporated herein by reference.
(17)	Filed as an exhibit to Form 6-K on February 18, 2020 and incorporated herein by reference.
(18)	Filed as an exhibit to Form 6-K on May 11, 2020 and incorporated herein by reference.
(19)	Filed as an exhibit to Form 6-K on July 27, 2021 and incorporated herein by reference.
(20)	Filed as an exhibit to Form 6-K on August 30, 2021 and incorporated herein by reference.
(21)	Filed as an exhibit to Form 6-K on December 4, 2014 and incorporated herein by reference.
(22)	Filed as an exhibit to Form 6-K on December 4, 2014 and incorporated herein by reference.
(23)	Filed as an exhibit to Form 6-K on July 3, 2018 and incorporated herein by reference.
(24)	Filed as an exhibit to Form 6-K on October 22, 2018 and incorporated herein by reference.
(25)	Filed as an exhibit to Form 6-K on November 27, 2018 and incorporated herein by reference.
(26)	Filed as an exhibit to Form 6-K on February 13, 2019 and incorporated herein by reference.
(27)	Filed as an exhibit to Form 6-K on May 21, 2019 and incorporated herein by reference.
(28)	Filed as an exhibit to Form 6-K on January 16, 2020 and incorporated herein by reference.
(29)	Filed as an exhibit to Form 6-K on August 27, 2020 and incorporated herein by reference.
(30)	Filed as an exhibit to Form 6-K on October 18, 2021 and incorporated herein by reference.
(31)	Filed as Exhibit 3.4 to the Registration Statement on Form F-4 (File Nos. 333-255512, 333-255512-01, 333-255512-02, 333-255512-03, 333-255512-04, 333-255512-05, 333-255512-06, 333-255512-07, 333-255512-08, 333-255512-09 and 333-255512-10) of Brookfield Asset Management Inc., Brookfield Property Preferred L.P. and the guarantors described therein on May 27, 2021 and incorporated herein by reference.
(32)	Filed as an exhibit to Form 6-K on July 26, 2021 and incorporated herein by reference.
(33)	Filed as Form 8-A on July 26, 2021 and incorporated herein by reference.

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
Name: Jane Sheere
Title: Secretary

Date: February 25, 2022

Index to Financial Statements

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021	F-2

Brookfield Property Partners L.P.

Consolidated financial statements
As at December 31, 2021 and 2020 and
for the years ended December 31, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Property Partners L.P.,
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brookfield Property Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes and the supplemental schedule of investment property information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2022, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

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

While there are several assumptions that are required to determine the fair value of an investment property, the judgments with the highest degree of subjectivity and impact on fair values are future expected market rents, discount rates and terminal capitalization rates. Auditing these estimates and assumptions of certain investment properties required a high degree of auditor judgment as the estimations made by management contain significant measurement uncertainty. This resulted in the need to involve a fair value specialist.

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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 25, 2022

We have served as the Partnership's auditor since 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Property Partners L.P.,
Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Brookfield Property Partners L.P. and subsidiaries (the “Partnership”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021 of the Partnership and our report dated February 25, 2022, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Hospitality Investors Trust, which was acquired on June 30, 2021, and whose financial statements constitute 2% of total assets, 1% of net assets, 3% of revenues, and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2021. Accordingly, our audit did not include the internal control over financial reporting at Hospitality Investors Trust.

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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 25, 2022

Brookfield Property Partners L.P.
Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2021	Dec. 31, 2020
Assets
Non-current assets
Investment properties	4	$64,613	$72,610
Equity accounted investments	6	20,807	19,719
Property, plant and equipment	8	5,623	5,235
Goodwill	9	832	1,080
Intangible assets	10	964	982
Other non-current assets	11	3,578	3,177
Loans and notes receivable		152	139
Total non-current assets		96,569	102,942
Current assets
Loans and notes receivable		73	77
Accounts receivable and other	12	2,276	1,871
Cash and cash equivalents		2,576	2,473
Total current assets		4,925	4,421
Assets held for sale	13	10,510	588
Total assets		$112,004	$107,951

Liabilities and equity
Non-current liabilities
Debt obligations	14	$38,579	$41,263
Capital securities	15	3,024	2,384
Other non-current liabilities	17	1,499	1,703
Deferred tax liabilities	16	3,250	2,858
Total non-current liabilities		46,352	48,208
Current liabilities
Debt obligations	14	13,742	13,074
Capital securities	15	61	649
Accounts payable and other liabilities	18	3,762	4,101
Total current liabilities		17,565	17,824
Liabilities associated with assets held for sale	13	3,082	396
Total liabilities		66,999	66,428

Equity
Limited partners	19	8,805	11,709
General partner	19	4	4
Preferred equity	19	699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	19,20	15,736	12,249
Limited partnership units of Brookfield Office Properties Exchange LP	19,20	—	73
FV LTIP units of the Operating Partnership	19,20	55	52
Class A shares of Brookfield Properties Retail Holding LLC (“BPYU”)	19,20	—	1,050
Interests of others in operating subsidiaries and properties	5,20	19,706	15,687
Total equity		45,005	41,523
Total liabilities and equity		$112,004	$107,951
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Income

(US$ Millions) Years ended Dec. 31,	Note	2021	2020	2019
Commercial property revenue	21	$5,163	$5,397	$5,691
Hospitality revenue	22	1,073	702	1,909
Investment and other revenue	23	864	494	603
Total revenue		7,100	6,593	8,203
Direct commercial property expense	24	1,931	1,975	2,009
Direct hospitality expense	25	910	908	1,518
Investment and other expense		294	69	82
Interest expense		2,593	2,592	2,924
General and administrative expense	26	924	816	882
Total expenses		6,652	6,360	7,415
Fair value gains (losses), net	27	2,521	(1,322)	596
Share of net earnings from equity accounted investments	6	1,020	(749)	1,969
Income (loss) before income taxes		3,989	(1,838)	3,353
Income tax expense	16	490	220	196
Net income (loss)		$3,499	$(2,058)	$3,157

Net income (loss) attributable to:
Limited partners		$530	$(1,098)	$884
General partner		—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		716	(1,119)	896
Limited partnership units of Brookfield Office Properties Exchange LP		2	(7)	6
FV LTIP units of the Operating Partnership		3	(4)	1
Class A shares of Brookfield Properties Retail Holding LLC		25	(130)	169
Interests of others in operating subsidiaries and properties		2,223	300	1,201
Total		$3,499	$(2,058)	$3,157
See accompanying notes to the consolidated financial statements.
.

Brookfield Property Partners L.P.
Consolidated Statements of Comprehensive Income

(US$ Millions) Years ended Dec. 31,	Note	2021	2020	2019
Net income (loss)		$3,499	$(2,058)	$3,157
Other comprehensive income (loss)	29
Items that may be reclassified to net income:
Foreign currency translation		(277)	737	63
Cash flow hedges		95	116	21
Equity accounted investments		54	(58)	(50)
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive income (“FVTOCI”)		(33)	17	(7)
Share of revaluation surplus on equity accounted investments		354	(206)	16
Remeasurement of defined benefit obligations		—	(1)	(1)
Revaluation surplus		811	(191)	281
Total other comprehensive income		1,004	414	323
Total comprehensive income (loss)		$4,503	$(1,644)	$3,480
Comprehensive income attributable to:
Limited partners
Net income (loss)		$530	$(1,098)	$884
Other comprehensive income (loss)		116	211	74
		646	(887)	958
General partner
Net income (loss)		—	—	—
Other comprehensive income (loss)		—	—	—
		—	—	—
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income (loss)		716	(1,119)	896
Other comprehensive income (loss)		200	215	74
		916	(904)	970
Limited partnership units of Brookfield Office Properties Exchange LP
Net income (loss)		2	(7)	6
Other comprehensive income (loss)		—	1	1
		2	(6)	7
FV LTIP units of the Operating Partnership
Net income (loss)		3	(4)	1
Other comprehensive income (loss)		1	1	—
		4	(3)	1
Class A shares of Brookfield Properties Retail Holding LLC
Net income (loss)		25	(130)	169
Other comprehensive income (loss)		1	25	14
		26	(105)	183
Interests of others in operating subsidiaries and properties
Net income		2,223	300	1,201
Other comprehensive income (loss)		686	(39)	160
		2,909	261	1,361
Total comprehensive (loss) income		$4,503	$(1,644)	$3,480
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
(US$ Millions)	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	Limited partners equity	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	General partner equity	Total preferred equity	Redeemable/ exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	FV LTIP units of the Operating Partnership	Class A shares of Brookfield Properties Retail Holding LLC	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2020	$8,562	$486	$3,010	$(349)	$11,709	$4	$2	$(1)	$(1)	$4	$699	$12,249	$73	$52	$1,050	$15,687	$41,523
Net (loss) income	—	530	—	—	530	—	—	—	—	—	—	716	2	3	25	2,223	3,499
Other comprehensive income (loss)	—	—	—	116	116	—	—	—	—	—	—	200	—	1	1	686	1,004
Total comprehensive (loss) income	—	530	—	116	646	—	—	—	—	—	—	916	2	4	26	2,909	4,503
Distributions	—	(358)	—	—	(358)	—	—	—	—	—	—	(504)	(1)	(2)	(13)	(3,295)	(4,173)
Preferred distributions	—	(19)	—	—	(19)	—	—	—	—		—	(24)	—	—	(1)	—	(44)
Issuances / repurchases of equity interests in operating subsidiaries	2	17	4	—	23	—	—	—	—	—		1,630	—	—	(30)	2,065	3,688
Privatization of the Partnership	(2,872)	(199)	(483)	100	(3,454)	—	—	—	—	—	—	1,502	(71)	3	(811)	2,340	(491)
Exchange of exchangeable units	2	—	1	(1)	2	—	—	—	—	—	—	—	(3)	—	—	—	(1)
Conversion of Class A shares of Brookfield Properties Retail Holding LLC	167	—	74	—	241	—	—	—	—	—	—	—	—	—	(241)	—	—
Change in relative interests of non-controlling interests	—	—	(8)	23	15	—	—	—	—	—	—	(33)	—	(2)	20	—	—
Balance as at Dec. 31, 2021	$5,861	$457	$2,598	$(111)	$8,805	$4	$2	$(1)	$(1)	$4	$699	$15,736	$—	$55	$—	$19,706	$45,005

Balance as at Dec. 31, 2019	$9,257	$2,539	$1,960	$(482)	$13,274	$4	$2	$(1)	$(1)	$4	$420	$13,200	$87	$35	$1,930	$15,985	$44,935
Net income	—	(1,098)	—	—	(1,098)	—	—	—	—	—	—	(1,119)	(7)	(4)	(130)	300	(2,058)
Other comprehensive income (loss)	—	—	—	211	211	—	—	—	—	—	—	215	1	1	25	(39)	414
Total comprehensive income (loss)	—	(1,098)	—	211	(887)	—	—	—	—	—	—	(904)	(6)	(3)	(105)	261	(1,644)
Distributions	—	(583)	—	—	(583)	—	—	—	—	—	—	(587)	(4)	(2)	(68)	(923)	(2,167)
Preferred distributions	—	(20)	—	—	(20)	—	—	—	—		—	(20)	—	—	(2)	—	(42)
Issuances / repurchases of equity interests in operating subsidiaries	(857)	(352)	1,012	(34)	(231)	—	—	—	—	—	279	198	—	5	(174)	364	441
Exchange of exchangeable units	2	—	1	—	3	—	—	—	—	—	—	1	(4)	—	—	—	—
Conversion of Class A shares of Brookfield Properties Retail Holding LLC	160	—	177	—	337	—	—	—	—	—	—	—	—	—	(337)	—	—
Change in relative interests of non-controlling interests	—	—	(140)	(44)	(184)	—	—	—	—	—	—	361	—	17	(194)	—	—
Balance as at Dec. 31, 2020	$8,562	$486	$3,010	$(349)	$11,709	$4	$2	$(1)	$(1)	$4	$699	$12,249	$73	$52	$1,050	$15,687	$41,523

Balance as at Dec. 31, 2018	$8,987	$2,234	$1,657	$(525)	$12,353	$4	$2	$—	$—	$4	$—	$12,740	$96	$—	$3,091	$18,456	$46,740
Net income	—	884	—	—	884	—	—	—	—	—	—	896	6	1	169	1,201	3,157
Other comprehensive income (loss)	—	—	—	74	74	—	—	—	—	—	—	74	1	—	14	160	323
Total comprehensive income (loss)	—	884	—	74	958	—	—	—	—	—	—	970	7	1	183	1,361	3,480
Distributions	—	(573)	—	—	(573)	—	—	—	—	—	—	(580)	(4)	(1)	(108)	(3,225)	(4,491)
Preferred distributions	—	(15)	—	—	(15)	—	—	—	—	—	—	—	—	—	—	—	(15)
Issuances / repurchases of equity interests in operating subsidiaries	(439)	9	(38)	—	(468)	—	—	—	—	—	420	(21)	—	4	(107)	(607)	(779)
Exchange of exchangeable units	8	—	2		10	—	—	—	—	—	—	2	(12)	—	—	—	—
Conversion of Class A shares of Brookfield Properties Retail Holding LLC	701	—	364	—	1,065	—	—	—	—	—	—	—	—	—	(1,065)	—	—
Change in relative interests of non-controlling interests	—	—	(25)	(31)	(56)	—	—	1	(1)	—	—	89	—	31	(64)	—	—
Balance as at Dec. 31, 2019	$9,257	$2,539	$1,960	$(482)	$13,274	$4	$2	$(1)	$(1)	$4	$420	$13,200	$87	$35	$1,930	$15,985	$44,935
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Cash Flows

(US$ Millions) Years ended Dec. 31,	Note	2021	2020	2019
Operating activities
Net income (loss)		$3,499	$(2,058)	$3,157
Share of equity accounted earnings, net of distributions		(848)	1,367	(1,499)
Fair value (gains) losses, net	27	(2,521)	1,322	(596)
Deferred income tax expense (benefit)	16	356	162	32
Depreciation and amortization	24, 25	308	319	341
Working capital and other		(188)	220	(811)
		606	1,332	624
Financing activities
Debt obligations, issuance		16,010	11,392	23,797
Debt obligations, repayments		(15,704)	(9,821)	(21,127)
Capital securities, issued		932	—	—
Capital securities, redeemed		(301)	(13)	(420)
Preferred equity, issued		—	278	420
Non-controlling interests, issued		4,624	350	1,432
Non-controlling interests, purchased		(263)	(30)	(15)
Repayment of lease liabilities		(23)	(22)	(17)
Limited partnership units, issued		—	738	13
Issuances to redeemable/exchangeable and special limited partnership unitholders		1,252	225	—
Exchange LP Units, repurchased		(18)	—	—
Limited partnership units, repurchased		(2,660)	(935)	(452)
Class A shares of Brookfield Properties Retail Holding LLC, repurchased		(370)	(171)	(102)
Distributions to non-controlling interests in operating subsidiaries		(3,223)	(920)	(3,140)
Preferred distributions		(44)	(42)	(15)
Distributions to limited partnership unitholders		(358)	(583)	(573)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(504)	(587)	(580)
Distributions to holders of Brookfield Office Properties Exchange LP units		(1)	(4)	(4)
Distributions to holders of FV LTIP units of the Operating Partnership		(2)	(2)	(1)
Distributions to holders of Class A shares of Brookfield Properties Retail Holding LLC		(13)	(68)	(108)
		(666)	(215)	(892)
Investing activities
Acquisitions
Investment properties		(2,107)	(2,306)	(4,549)
Property, plant and equipment		(156)	(169)	(372)
Equity accounted investments		(688)	(522)	(684)
Financial assets and other		(1,290)	(1,169)	(2,120)
Acquisition of subsidiaries		35	—	—
Dispositions
Investment properties		2,431	2,252	4,200
Property, plant and equipment		373	29	17
Equity accounted investments		796	124	1,109
Financial assets and other		1,267	1,273	1,775
Disposition of subsidiaries		(203)	522	43
Cash impact of deconsolidation		—	(32)	(1,132)
Restricted cash and deposits		(276)	(101)	102
		182	(99)	(1,611)
Cash and cash equivalents
Net change in cash and cash equivalents during the year		122	1,018	(1,879)
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(19)	17	29
Balance, beginning of year		2,473	1,438	3,288
Balance, end of year		$2,576	$2,473	$1,438

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$67	$107	$253
Interest (excluding dividends on capital securities)		$2,312	$2,276	$2,476
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management,” “BAM,” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investment is a 36% managing general partnership units (“GP Units”) interest in Brookfield Property L.P. (the “Operating Partnership”). The GP Units provide the partnership with the power to direct the relevant activities of the Operating Partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) were delisted from the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) on July 26, 2021. See Note 3, Privatization of the Partnership for further information. The partnership’s 6.50% Preferred Units, Series 1, 6.375% Preferred Units, Series 2, 5.75% Preferred Units, Series 3, and Brookfield Property Preferred L.P.’s (“New LP”) 6.25% Preferred Units, Series 1 are traded on the Nasdaq under the symbols “BPYPP”, “BPYPO”, “BPYPN”, and “BPYPM” respectively. The New LP 6.25% Preferred Units, Series 1 are also traded on the TSX under the symbol “BPYP.PR.A”.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the partnership on February 25, 2022.

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

All accounts and transactions among the partnership and its subsidiaries are eliminated on consolidation. In cases where a subsidiary reports under a different accounting policy, adjustments are made to the financial statements of the subsidiary to present its financial position and financial performance in accordance with the partnership’s accounting policy.

Net income and each component of other comprehensive income are attributed to owners of the partnership and to non-controlling interests. During the third quarter of 2021, Brookfield Asset Management acquired all LP Units and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP”) Units that it did not previously own

(“Privatization”), in exchange for cash consideration, BAM class A limited voting shares (“BAM shares”) and BPY preferred units (“New LP Preferred Units”). See Note 3, Privatization of the Partnership for further discussion.

Non-controlling interests in the partnership’s operating subsidiaries and properties, redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units” or “REUs”), special limited partnership units of the Operating Partnership (“Special LP Units”), Exchange LP Units, FV LTIP units of the Operating Partnership (“FV LTIP Units”) and Class A stock of Brookfield Properties Retail Holding LLC (“BPYU Units”) are presented separately in equity on the consolidated balance sheets. No Exchange LP Units or BPYU Units are held by public holders following the Privatization. The Redeemable/Exchangeable Partnership Units have the same economic attributes as LP Units and prior to the Privatization, Exchange LP Units and BPYU Units had the same economic attributes as LP Units. Accordingly, the net income and components of other comprehensive income allocated to these units are equivalent to that allocated to the LP Units (on a per unit basis).

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

Substantially all of the partnership’s investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly or annual valuations prepared by external valuation professionals. Where an external appraisal is obtained for a property that is valued using a model developed by management, the partnership compares the results of those external appraisals to its internally prepared values and reconciles significant differences when they arise. Discount and terminal capitalization rates are verified by comparing to market data, third party reports, research material and brokers opinions. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. Certain of the partnership’s investment properties are right-of-use assets arising from leases where the partnership is the lessee, which are subsequently measured at fair value (see Note 2(j), Leases, for further discussion).

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

h)Inventory
Develop-for-sale multifamily projects, residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the partnership determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell. Certain of the partnership’s inventory are right-of-use assets arising from leases where the partnership is the lessee, which are subsequently measured at cost subject to impairment (see Note 2(j), Leases, for further discussion).

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

The partnership recognizes a right-of-use (“ROU”) asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for leases with a lease term of 12 months or less (“short-term leases”) and leases of low value assets (“low-value leases”). For these leases, the partnership recognizes the lease payments as an expense on a straight-line basis over the lease term.

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

A ROU asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. ROU assets classified as investment properties are subsequently measured at fair value. ROU assets classified as property, plant and equipment are subsequently measured on a depreciated cost basis over the lease term. If such a lease transfers ownership of the underlying asset or the cost of the ROU asset reflects that the partnership expects to exercise a purchase option, the related ROU asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease. ROU assets classified as inventory are subsequently carried at cost subject to impairment. ROU assets are presented in the respective lines based on their classification on the consolidated balance sheets. Whenever the partnership incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37 - Provision, Contingent Liabilities, and Contingent Assets. The costs are included in the related ROU asset.

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

The partnership early adopted COVID-19 Related Rent Concessions, Amendment to IFRS 16 - Leases (“2020 IFRS 16 Amendment”) as of April 1, 2020. The 2020 IFRS 16 Amendment provides the partnership as lessee only with an optional exemption from assessing whether rent concessions related to COVID-19 meeting certain conditions are lease modifications. Such qualifying rent concessions are accounted for as if they are not lease modifications, generally resulting in the effects of rent abatements being recognized as variable lease payments. The partnership has applied the practical expedient to all such qualifying rent concessions. The adoption of the 2020 IFRS 16 Amendment did not have a material impact on the results of the partnership.

The partnership adopted COVID-19 Related Rent Concessions beyond June 30 2021, Amendment to IFRS 16 – Leases (“2021 IFRS 16 Amendment”) as of January 1, 2021 in advance of its April 1, 2021 mandatory effective date. The 2021 IFRS 16 Amendment provides the partnership as lessee only with an extension to the scope of the exemption from assessing whether rent concessions related to COVID-19 meeting certain conditions are lease modifications. Such qualifying rent concessions are accounted for as if they are not lease modifications, generally resulting in the effects of rent abatements being recognized as variable lease payments. The partnership has applied the practical expedient to all such qualifying rent concessions. The adoption of the 2021 IFRS 16 Amendment did not have a material impact on the results of the partnership.

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

Debt instruments are subsequently measured at amortized cost where the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt instruments are measured subsequently at fair value through other comprehensive income (“FVTOCI”) where the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. By default, all other financial assets are measured subsequently at fair value through profit or loss (“FVTPL”). Despite the foregoing, the partnership may make an irrevocable election/designation at initial recognition of a financial asset to present subsequent changes in fair value of an equity investment in other comprehensive income or to designate a debt investment that meets the amortized cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

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

The partnership adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued by the IASB in September 2019, (“Phase 1 IBOR Amendments”) effective October 1, 2019 in advance of its January 1, 2020 mandatory effective date. The Phase 1 IBOR Amendments have been applied retrospectively to hedging relationships existing at the start of the reporting period or designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The Phase 1 IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to the partnership’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the partnership assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. There was no impact since these amendments enable the partnership to continue hedge accounting for hedging relationships which have been previously designated.

The partnership adopted Interest Rate Benchmark Reform-Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16, issued by the IASB in August 2020, (“Phase 2 IBOR Amendments”) as of January 1, 2021, its mandatory effective date. The Phase 2 IBOR Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase 2 IBOR Amendments primarily relate to the modification of financial instruments where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate, and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.

It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR effective June 30, 2023 for those tenors used by the partnership, but effective December 31, 2021 for certain tenors not used by the partnership. The partnership is progressing through its transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of US$ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption is not expected to have a significant impact on the partnership’s financial reporting.

Sterling Overnight Index Average (“SONIA”) replaced £ LIBOR effective December 31, 2021, and Euro Short-term Rate was published as an alternative to EURIBOR during 2021, though EURIBOR remains available for Euro lending. The partnership has addressed the impact and effected the changes required as a result of amendments to the contractual terms of £ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption did not have a significant impact on the partnership’s financial reporting.

Note 32, Financial Instruments provides details of the hedging instruments and hedged exposures to which the IBOR Amendments are applied.

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

The partnership accounts for business combinations in which control is acquired under the acquisition method. When an acquisition is made, the partnership considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process, the acquisition fails to meet the definition of a business and is accounted for as asset acquisition. The partnership uses the optional concentration test on a transaction by transaction basis, and where used, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets, accounts for the acquisition as an asset acquisition. Assets acquired through asset acquisitions are initially measured at cost, which includes the transaction costs incurred for the acquisitions.

For business combinations, consideration is the aggregate of the fair values, at the date of exchange, of assets transferred, liabilities incurred by the partnership to the former owners, and equity instruments issued in exchange for control of the acquiree. Acquisitions-related costs are recognized in net income as incurred. At the acquisition date, the partnership recognizes the identifiable assets acquired and liabilities assumed at their acquisition-date fair values, except for non-current assets classified as held-for-sale, which are recognized at fair value less costs to sell, and deferred tax assets or liabilities, which are measured in accordance with IAS 12, Income Taxes. The partnership also evaluates whether there are intangible assets acquired that have not previously been recognized by the acquiree and recognizes them as identifiable intangible assets.

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

q)Revenue recognition
The partnership recognizes revenue from the following major sources:

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

r)Unit-based compensation
Prior to the Privatization, the partnership and its subsidiaries issued unit-based awards to certain employees and non-employee directors of certain subsidiaries. The cost of cash-settled unit-based transactions, comprised of unit options, deferred share units and restricted share units, is measured as the fair value at the grant date and expensed on a proportionate basis over the vesting period. The corresponding accrued liability is measured at each reporting date at fair value with changes in fair value recognized in net income. The cost of equity-settled unit-based transactions, comprised of unit options and restricted units, is determined as the fair value of the award on the grant date. The cost of equity-settled unit-based transactions is recognized as each tranche vests and is recorded within equity. See Note 28, Unit-Based Compensation for information on the impact to unit-based compensation resulting from the Privatization.
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

t)BPYU Units
Prior to the Privatization, BPYU Units were, at the request of the holder, able to be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain adjustments). This right was subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. The BPYU Units provided the holder with direct economic benefits and exposures to Brookfield Properties Retail Holding LLC (“BPYU”) and accordingly to the variability of the distributions of BPYU. Accordingly, the BPYU Units were presented within non-controlling interests on the consolidated balance sheets. The BPYU Units did not entail a contractual obligation on the part of the partnership to deliver cash and could be settled by the partnership, at its sole discretion, by issuing a fixed number of its own equity instruments. As a result of the Privatization detailed in Note 3, Privatization of the Partnership, the terms of the BPYU Units were subsequently amended to, among other things, remove the entitlement to be exchanged for LP Units.

u)Earnings per limited partnership unit
Subsequent to the Privatization, there are no longer publicly traded LP Units. As such, earnings per limited partnership unit is no longer presented.

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

(i)Control
In determining whether the partnership has power over an investee, the partnership makes judgments in identifying relevant activities that would significantly affect the returns of an investee, in assessing the partnership’s voting rights or other contractual rights that would give it power to unilaterally make decisions, and in assessing rights held by other stakeholders which might give them decision-making authority. In assessing if the partnership has exposure or rights to variable returns from its involvement with the investee, the partnership makes judgments concerning the variability of the returns from an investee based on the substance of the arrangement, the absolute and relative size of those returns. In determining if the partnership has the ability to use its power to affect its returns in an investee, the partnership makes judgments in assessing whether it is acting as a principal or an agent in decision-making and whether another entity with decision-making rights is acting as an agent for the partnership. Where other stakeholders have decision making authority, the partnership makes judgments as to whether its decision-making rights provide it with control, joint control or significant influence over the investee.

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

Prior to the end of the first quarter of 2020, there was a global outbreak of a new strain of coronavirus, COVID-19, which prompted certain responses from global government authorities across the various geographies in which the partnership owns and operates investment properties (“global economic shutdown” or “the shutdown”). Such responses included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions had a significant adverse impact on consumer spending and demand in the near-term. As vaccination campaigns against COVID-19 ramp up, the macroeconomic outlook has improved in certain geographies with the return of more favorable economic conditions, including the removal of occupancy restrictions and government-mandated closures. However, uncertainty remains in the near-term surrounding risks of new economic restrictions and general uncertainty surrounding leasing trends, market rates, and the ability to exit investments in the partnership’s expected timeframe. These circumstances have created estimation uncertainty in the determination of the fair value of investment properties as of December 31, 2021.

(vi) Assets held for sale
The partnership’s accounting policies relating to assets held for sale are described in Note 2(f), Assets Held for Sale. In applying this policy, judgment is applied in determining whether sale of certain assets is highly probable, which is a necessary condition for being presented within assets held for sale.

(vii) Revaluation of hospitality assets
When the partnership determines the carrying amounts under the revaluation method, critical assumptions and estimates include estimates of replacement costs and estimates of remaining economic life.

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

(xiii) Revision of Comparatives
During the fourth quarter of 2021, as a result of a change in accounting policy, the partnership reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct commercial property expense and direct hospitality expense. Prior period amounts were also adjusted to reflect this change, which resulted in an increase to direct commercial property expense and direct hospitality expense of $319 million and $341 million for years ended December 31, 2020 and 2019, respectively, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues or net income.

(xiv) Future accounting policies
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

There are no other accounting policies issued as of December 31, 2021 that the partnership expects to adopt in the future and which the partnership expects will have a material impact.

NOTE 3. PRIVATIZATION OF THE PARTNERSHIP
During the first quarter of 2021, Brookfield Asset Management announced a proposal to acquire all LP Units and Exchange LP Units that it did not previously own for $18.17 cash per unit, BAM shares, or New LP Preferred Units (see Note 15, Capital Securities for further information), subject to pro-ration. On July 16, 2021, the Privatization was approved by the unitholders. On July 26, 2021, BAM completed the Privatization and the acquisition of all BPYU Units that it did not previously own. The LP Units were delisted from the TSX and Nasdaq at market close on July 26, 2021. The BPYU Units were delisted from Nasdaq at market close on the same date. The New LP Preferred Units issued in the privatization began trading on the TSX under the symbol “BPYP.PR.A” and Nasdaq under the symbol “BPYPM” on July 27, 2021.

Based on unitholder elections, together with the amounts to be delivered to holders of BPYU Units, an aggregate of 51,971,192 units elected for cash, 271,358,615 units elected for BAM shares and 17,970,971 units elected for New LP Preferred Units. As holders elected to receive more BAM shares than were available under the transaction, unitholders that elected to receive BAM shares received 54.5316% of the aggregate BAM shares they elected to receive and the balance was delivered 93.05% in cash and 6.95% in New LP Preferred Units. Unitholders who made an election to receive 100% of their consideration in cash received $18.17 in cash and Unitholders who made an election to receive 100% of their consideration in New LP Preferred Units received 0.7268 New LP Preferred Units per LP Unit.

Cash consideration of approximately $3.0 billion was paid by the partnership, whilst BAM distributed 59,279,263 BAM Class A shares and 19,287,783 New LP Preferred Units to holders of LP Units, BPYU Units and Exchange LP Units. The cash consideration was funded to the partnership by BAM in exchange for approximately $2.5 billion non-voting common equity of a BPY subsidiary which is accounted for as non-controlling interests by BPY (“Canholdco Common Shares”) with the remainder for New LP Preferred Units. The New LP Preferred Units were recognized at a fair value of approximately $474 million upon issuance and classified as a financial liability under the amortized cost basis on the balance sheet.

The impacts of the Privatization are disclosed separately in the Consolidated Statements of Changes in Equity. The Privatization was accounted for by the partnership as a redemption of LP Units, Exchange LP Units and BPYU Units for cash and REUs. The difference between the carrying value of the redeemed LP Units, Exchange LP Units, and BPYU Units and the fair value of the consideration paid was recognized in Ownership Changes and was attributed pro-rata to the remaining LP Units and the REUs. After the Privatization, all of the outstanding LP Units are owned by BAM. No Exchange LP Units or BPYU Units are held by public holders following the Privatization. In connection with the Privatization, approximately $250 million of preferred equity of BPYU was fully redeemed for cash. See Note 28, Unit-Based Compensation for information on the impact to unit-based compensation resulting from the Privatization.

Subsequent to the Privatization, there are no longer publicly traded LP Units. As such, earnings per unit is no longer presented.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of investment property balances for the years ended December 31, 2021 and 2020:

	Year ended Dec. 31, 2021			Year ended Dec. 31, 2020
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of year	$70,294	$2,316	$72,610	$71,565	$3,946	$75,511
Changes resulting from:
Property acquisitions	491	80	571	647	108	755
Capital expenditures	796	758	1,554	1,140	857	1,997
Property dispositions(1)	(1,299)	(351)	(1,650)	(2,339)	(21)	(2,360)
Fair value (losses) gains, net	1,791	171	1,962	(1,607)	219	(1,388)
Foreign currency translation	(558)	(37)	(595)	322	(44)	278
Transfers between commercial properties and commercial developments	635	(635)	—	2,709	(2,709)	—
Reclassifications of assets held for sale and other changes	(9,837)	(2)	(9,839)	(2,143)	(40)	(2,183)
Balance, end of year(2)	$62,313	$2,300	$64,613	$70,294	$2,316	$72,610
(1)Property dispositions represent the carrying value on date of sale.
(2)    Includes right-of-use commercial properties and commercial developments of $557 million and $24 million, respectively, as of December 31, 2021 (2020 - $729 million and $10 million, respectively). Current lease liabilities of $118 million (2020 - $35 million) has been included in accounts payable and other liabilities and non-current lease liabilities of $558 million (2020 - $712 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impacts of the shutdown which are discussed below, there are currently no other known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in these financial statements. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

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

2021 Conditions
Global Economic Shutdown
The COVID-19 pandemic has continued to cause disruption to business activities and supply chains as well as disrupted travel and adversely impacted local, regional, national and international economic conditions. As a result, future revenues and cash flows produced by these investment properties and our equity accounted investment properties, as discussed on Note 6, Equity Accounted Investments, continue to be more uncertain than normal. In response, the partnership has adjusted cash flow assumptions for its estimate of near-term disruption to cash flows to reflect collections, vacancy and assumptions with respect to new leasing activity. In addition, the partnership has continued to assess the appropriateness of the discount and terminal capitalization rates giving consideration to changes to property level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and credit spreads.

The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Dec. 31, 2021			Dec. 31, 2020
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office	Discounted cash flow
United States	Discounted cash flow	7.0%	5.6%	12	6.9%	5.6%	12
Canada	Discounted cash flow	5.9%	5.2%	10	5.9%	5.2%	10
Australia	Discounted cash flow	6.1%	5.3%	10	6.6%	5.7%	10
Europe	Discounted cash flow	4.9%	3.8%	10	5.2%	3.8%	10
Brazil	Discounted cash flow	7.7%	7.3%	10	7.6%	7.0%	10
Core Retail	Discounted cash flow	7.0%	5.3%	10	7.0%	5.3%	10
LP Investments Office	Discounted cash flow	9.6%	7.1%	7	9.7%	7.2%	7
LP Investments Retail	Discounted cash flow	8.6%	6.7%	10	8.7%	7.0%	10
Mixed-use	Discounted cash flow	9.1%	6.4%	10	7.3%	5.2%	10
Multifamily(1)	Direct capitalization	4.6%	n/a	n/a	4.9%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	n/a	n/a	n/a	6.2%	n/a	n/a
Student Housing(1)	Direct capitalization	4.3%	n/a	n/a	4.9%	n/a	n/a
Manufactured Housing(1)	Direct capitalization	4.3%	n/a	n/a	4.8%	n/a	n/a
(1) The valuation method used to value hospitality, multifamily, triple net lease, student housing, and manufactured housing properties is the direct capitalization method. At December 31, 2021, the overall implied capitalization rate used for properties using the direct capitalization method was 4.3% (December 31, 2020 - 5.3%).

Operating investment properties with a fair value of approximately $11.3 billion (December 31, 2020 - $13.9 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any buildings held under operating leases.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above in Note 2(i), Summary of Significant Accounting Policies, Fair value measurement.

	Dec. 31, 2021				Dec. 31, 2020
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$14,689	$497	$—	$—	$14,682	$411
Canada	—	—	4,678	59	—	—	4,721	381
Australia	—	—	2,618	146	—	—	2,366	365
Europe	—	—	2,569	320	—	—	2,526	173
Brazil	—	—	89	—	—	—	309	—
Core Retail	—	—	18,991	—	—	—	20,324	—
LP Investments
LP Investments Office	—	—	7,880	774	—	—	7,946	781
LP Investments Retail	—	—	2,001	28	—	—	2,538	—
Hospitality(1)			105	—	—	—	84	—
Multifamily	—	—	1,616	—	—	—	2,442	—
Triple Net Lease	—	—	—	—	—	—	3,719	—
Student Housing	—	—	3,056	476	—	—	2,757	205
Manufactured Housing	—	—	3,808	—	—	—	2,784	—
Mixed-Use	—	—	213	—	—	—	3,096	—
Total	$—	$—	$62,313	$2,300	$—	$—	$70,294	$2,316

There were no transfers between levels within the fair value hierarchy related to investment properties during the years ended December 31, 2021 and 2020. Investment properties with a fair value of $61.9 billion (December 31, 2020 - $70.4 billion) are pledged as security for property debt.

Fair value sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point (“bps”) increase of the discount rate and terminal capitalization or overall implied capitalization rate (“ICR”) on fair values of the partnership’s commercial properties for the year ended December 31, 2021, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Dec. 31, 2021
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Core Office
United States	$337	$449	$774
Canada	91	143	231
Australia	79	139	215
Europe	49	109	156
Brazil	2	2	3
Core Retail	421	682	1,044
LP Investments
LP Investments - Office	132	275	403
LP Investments - Retail	58	85	133
Mixed-use	5	6	11
Multifamily(1)	—	80	80
Student Housing(1)	—	168	168
Manufactured Housing(1)	—	209	209
Total	$1,174	$2,347	$3,427
(1)The valuation method used to value multifamily, student housing, and manufactured housing properties is the direct capitalization method. The impact of the sensitivity analysis on the discount rate includes properties valued using the DCF method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

During the year ended December 31, 2021, the partnership capitalized a total of $758 million (December 31, 2020 - $857 million) of costs related to development properties. Included in this amount is $730 million (December 31, 2020 - $815 million) of construction and related costs and $28 million (December 31, 2020 - $42 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2021 is 1.2% (December 31, 2020 - 1.8%).

NOTE 5. INVESTMENTS IN SUBSIDIARIES

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

The following table presents the partnership’s material subsidiaries as of December 31, 2021 and 2020:

	Jurisdiction of formation	Economic interest		Voting interest
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Subsidiary of the partnership
Brookfield Property L.P.(1)	Bermuda	36%	49%	100%	100%
Holding entities of the Operating Partnership
BPY Bermuda IV Holdings L.P.	Delaware	100%	100%	100%	100%
Brookfield BPY Retail Holdings II Inc.	Ontario	100%	100%	100%	100%
BPY Bermuda Holdings Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings II Limited	Bermuda	100%	100%	100%	100%
Brookfield BPY Holdings Inc.	Ontario	100%	100%	100%	100%
BPY Bermuda Holdings IV Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings IA Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings V Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings VI Limited	Bermuda	100%	100%	100%	100%
BPY Bermuda Holdings VII Limited	Bermuda	100%	100%	100%	100%
Real estate subsidiaries of the holding entities
Brookfield Office Properties Inc. (“BPO”)	Canada	100%	100%	100%	100%
Brookfield BPY Holdings (Australia) ULC(2)	Canada	100%	100%	100%	100%
BPR Retail Holdings LLC(3)	United States	100%	100%	100%	96%
BSREP CARS Sub-Pooling LLC(4)	United States	26%	26%	—%	—%
Center Parcs UK(4)	United Kingdom	27%	27%	—%	—%
BSREP II Aries Pooling LLC(4)	United States	26%	26%	—%	—%
BSREP India Office Holdings Pte. Ltd.(4)	United States	33%	33%	—%	—%
BSREP II Retail Upper Pooling LLC(4)	United States	50%	50%	33%	33%
BSREP II Korea Office Holdings Pte. Ltd.(4)	South Korea	22%	22%	—%	—%
BSREP II PBSA Ltd.(4)	Bermuda	25%	25%	—%	—%
BSREP II MH Holdings LLC(4)	United States	26%	26%	—%	—%
(1)BPY holds all managing general partner units of the Operating Partnership and therefore has the power to direct the relevant activities and affairs of the Operating Partnership. The managing general partner units represent 36% and 49% of the total number of the Operating Partnership’s units at December 31, 2021 and 2020, respectively.
(2)This entity holds certain Australian properties not held through BPO.
(3)The partnership controls BPYU as it held 100% of the voting stock of BPYU through its 100% ownership of the BPYU Class B and Class C shares.
(4)The partnership holds its economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored real estate funds. By their nature, limited partnership interests do not have any voting rights. The partnership has entered into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investees.

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

	Jurisdiction of formation	Proportion of economic interests held by non- controlling interests		Non-controlling interests: Interests of others in operating subsidiaries and properties
(US$ Millions)		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
BPO(1)	Canada	—%	—%	$5,020	$4,758
BPY Subsidiary Holding Entities(2)	Bermuda/Canada	—%	—%	3,871	717
BPR Retail Holdings LLC(3)	United States	—%	—%	1,274	1,537
BSREP II PBSA Ltd.(4)	Bermuda	75%	75%	1,190	961
BSREP II Korea Office Holdings Pte. Ltd.(4)	South Korea	78%	78%	936	627
BSREP II MH Holdings LLC(4)	United States	74%	74%	932	998
Center Parcs UK(4)	United Kingdom	73%	73%	799	550
BSREP CARS Sub-Pooling LLC(4)	United States	74%	74%	588	889
BSREP II WS Hotel Holding LLC(4)	United States	74%	74%	544	232
Brookfield Fairfield Multifamily Value Add Fund III (4)	United States	70%	70%	383	423
BSREP II Retail Upper Pooling LLC(4)	United States	50%	50%	383	423
BSREP II Aries Pooling LLC(4)	United States	74%	74%	376	425
Hospitality Investors Trust Inc.(4)	United States	74%	74%	376	330
Brookfield India Real Estate Trust(4)(5)	India	82%	—%	280	—
Other	Various	33% - 77%	33% - 76%	2,754	2,817
Total				$19,706	$15,687
(1)    Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(2)     Includes non-controlling interests in various corporate entities of the partnership
(3)    Includes non-controlling interests in BPYU subsidiaries.
(4)    Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.
(5)    In the first quarter of 2021, Brookfield Strategic Real Estate Partners I (“BSREP I”) and Brookfield Strategic Real Estate Partners II (“BSREP II”) co-sponsored the launch of the Brookfield India Real Estate Trust (“India REIT”) initial public offering. The India REIT was seeded with three assets from an investment in BSREP I and an asset from an investment in BSREP II. BSREP I and BSREP II have an approximate 54% controlling interest in the India REIT. The partnership continues to consolidate its investment in the assets seeded into the India REIT, as the partnership retains a controlling interest via its investment in BSREP I and BSREP II.

Summarized financial information in respect of each of the partnership’s subsidiaries that have material non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	Dec. 31, 2021
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
BPO	$7,168	$40,341	$9,664	$16,648	$5,232	$15,965
BPY Subsidiary Holding Entities	3,991	3,120	6,242	13,647	4,249	(17,027)
BPR Retail Holdings LLC	1,051	29,534	3,023	11,333	1,274	14,955
BSREP II PBSA Ltd.	62	3,562	1,378	651	1,190	405
BSREP II Korea Office Holdings Pte. Ltd.	3,972	—	83	2,683	936	270
BSREP II MH Holdings LLC	86	3,843	11	2,688	932	298
Center Parcs UK	338	4,701	350	3,586	799	304
BSREP CARS Sub-Pooling LLC	3,857	—	3,064	—	588	205
BSREP II WS Hotel Holding LLC	1,458	—	746	—	544	168
Brookfield Fairfield Multifamily Value Add Fund III	430	1,004	649	240	383	162
BSREP II Retail Upper Pooling LLC	394	1817	552	887	383	389
BSREP II Aries Pooling LLC	229	662	459	—	376	56
Hospitality Investors Trust Inc.	149	1,698	1,333	11	376	127
Brookfield India Real Estate Trust	38	1,482	52	1,072	280	116
Total	$23,223	$91,764	$27,606	$53,446	$17,542	$16,393

	Dec. 31, 2020
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
BPO	$1,886	$43,269	$6,877	$17,248	$4,929	$16,101
BPR Retail Holdings LLC	1,044	30,424	4,738	12,752	1,537	12,441
BSREP II MH Holdings LLC	72	2,797	50	1,502	998	319
BSREP II PBSA Ltd.	60	3,001	1,326	446	961	328
BSREP CARS Sub-Pooling LLC	245	3,774	454	2,363	889	313
BSREP II Korea Office Holdings Pte. Ltd.	100	3,518	56	2,755	627	180
Center Parcs UK	123	4,577	450	3,493	550	207
BSREP II Aries Pooling LLC	162	1,397	405	585	425	144
BSREP II Retail Upper Pooling LLC	216	2,331	684	1,011	423	429
BSREP India Office Holdings Pte. Ltd.	28	2,280	201	1,627	323	157
Total	$3,936	$97,368	$15,241	$43,782	$11,662	$30,619

	Year ended Dec. 31, 2021
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,151	$264	$257	$79	$494	$482
BPY Subsidiary Holding Entities	444	(7)	(11)	389	(122)	(48)
BPR Retail Holdings LLC	1,511	(22)	(22)	10	(126)	(101)
BSREP II PBSA Ltd.	160	204	191	—	69	51
BSREP II Korea Office Holdings Pte. Ltd.	211	364	304	—	105	28
BSREP II MH Holdings LLC	266	572	572	675	183	183
Center Parcs UK	546	(52)	26	—	(20)	108
BSREP CARS Sub-Pooling LLC	255	63	63	100	21	21
BSREP II WS Hotel Holding LLC	209	20	361	56	7	465
Brookfield Fairfield Multifamily Value Add Fund III	404	246	246	346	107	107
BSREP II Retail Upper Pooling LLC	199	(48)	(48)	—	(50)	(50)
BSREP II Aries Pooling LLC	95	255	255	142	87	87
Hospitality Investors Trust Inc.	230	(17)	12	10	(6)	32
Brookfield India Real Estate Trust	99	14	8	19	5	(5)
Total	$6,780	$1,856	$2,214	$1,826	$754	$1,360

	Year ended Dec. 31, 2020
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,079	$142	$152	$69	$(37)	$7
BPR Retail Holdings LLC	1,612	(211)	(214)	16	(1,974)	(1,999)
BSREP II MH Holdings LLC	252	281	281	11	90	90
BSREP II PBSA Ltd.	129	63	99	8	21	33
BSREP II CARS Sub-Pooling LLC	293	103	101	32	36	35
Center Parcs UK	189	128	174	5	37	50
BSREP II Aries Pooling LLC	284	(137)	(112)	—	(52)	(62)
BSREP II Retail Upper Pooling LLC	146	75	75	100	26	26
BSREP II Korea Office Holdings Pte. Ltd.	268	(187)	(187)	—	(177)	(177)
BSREP India Office Holdings Pte. Ltd.	176	(54)	(64)	11	(26)	(31)
Total	$5,428	$203	$305	$252	$(2,056)	$(2,028)

	Year ended Dec. 31, 2019
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
BPO	$2,149	$318	$306	$77	$757	$808
BPR Retail Holdings LLC	1,592	66	67	122	652	657
BSREP CARS Sub-Pooling LLC	317	67	62	48	23	21
BSREP II PBSA Ltd.	148	144	173	85	49	59
BSREP II MH Holdings LLC	239	62	62	—	20	20
Center Parcs UK	658	47	139	320	17	51
BSREP II Aries Pooling LLC	256	75	74	33	26	26
BSREP II Retail Upper Pooling LLC	298	(121)	(121)	2	(116)	(116)
BSREP II Korea Office Holdings Pte. Ltd.	219	52	26	131	15	7
BSREP India Office Holdings Pte. Ltd.	187	144	129	181	70	62
BSREP UA Holdings LLC	115	(96)	(96)	222	(43)	(43)
Total	$6,178	$758	$821	$1,221	$1,470	$1,552
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

			Proportion of ownership interests/voting rights held by the partnership		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Joint ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,529	$3,440
Manhattan West, New York	Property holding company	United States	56%	56%	2,396	2,122
Ala Moana Center, Hawaii	Property holding company	United States	50%	50%	1,939	1,862
BPYU JV Pool A	Property holding company	United States	50%	50%	1,810	1,723
BPYU JV Pool B	Property holding company	United States	51%	51%	1,140	1,121
Fashion Show, Las Vegas	Property holding company	United States	50%	50%	856	835
Grace Building, New York	Property holding company	United States	50%	50%	702	676
BPYU JV Pool C	Property holding company	United States	50%	50%	679	692
BPYU JV Pool D	Property holding company	United States	48%	48%	612	548
Southern Cross East, Melbourne	Property holding company	Australia	50%	50%	472	433
The Grand Canal Shoppes, Las Vegas	Property holding company	United States	50%	50%	455	416
One Liberty Plaza, New York	Property holding company	United States	51%	51%	402	382
680 George Street, Sydney	Property holding company	Australia	50%	50%	389	375
Brookfield Place Sydney	Property holding company	Australia	25%	—%	376	—
The Mall in Columbia, Maryland	Property holding company	United States	50%	50%	315	298
Shops at La Cantera, Texas	Property holding company	United States	50%	50%	270	249
BPYU JV Pool G	Property holding company	United States	68%	68%	263	251
Potsdamer Platz, Berlin	Property holding company	Germany	25%	25%	261	255
Baybrook Mall, Texas	Property holding company	United States	51%	51%	254	251
Brookfield Brazil Retail Fundo de Investimento em Participações (“Brazil Retail”)	Holding company	Brazil	43%	46%	228	251
Brookfield D.C. Office Partners LLC ("D.C. Fund"), Washington, D.C.	Property holding company	United States	51%	51%	225	257
BPYU JV Pool F	Property holding company	United States	51%	51%	223	253
Miami Design District, Florida	Property holding company	United States	22%	22%	212	238
Other(2)	Various	Various	15% - 55%	14% - 55%	2,471	2,510
					20,479	19,438
Associates
Other	Various	Various	13% - 31%	16% - 31%	328	281
					328	281
Total					$20,807	$19,719
(1)Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc in London.
(2)Other joint ventures consists of approximately 36 joint ventures, each of which has a carrying value below $212 million.

The following table presents the change in the balance of the partnership’s equity accounted investments as of December 31, 2021 and 2020:

(US$ Millions) Years ended Dec. 31,	2021	2020
Equity accounted investments, beginning of year	$19,719	$20,764
Additions	698	522
Disposals and return of capital distributions	(459)	(108)
Share of net (losses) earnings from equity accounted investments	1,020	(749)
Distributions received	(172)	(618)
Foreign currency translation	(145)	107
Reclassification from (to) assets held for sale(1)	(210)	121
Other comprehensive income and other	356	(320)
Equity accounted investments, end of year	$20,807	$19,719
(1)The partnership’s interest in the Diplomat Resort and Spa (“Diplomat”) was reclassified from assets held for sale in the second quarter of 2020.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Dec. 31, 2021			Dec. 31, 2020
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office
United States	Discounted cash flow	6.4%	4.7%	12	6.4%	4.7%	11
Australia	Discounted cash flow	5.9%	4.8%	10	6.3%	5.3%	10
Europe	Discounted cash flow	5.5%	4.6%	10	5.6%	4.7%	10
Dubai	Discounted cash flow	7.7%	6.5%	10	8.6%	7.0%	10
Core Retail	Discounted cash flow	6.3%	4.9%	10	6.3%	4.9%	10
LP Investments - Office	Discounted cash flow	5.4%	4.3%	10	6.0%	5.3%	10
LP Investments - Retail	Discounted cash flow	7.4%	6.1%	10	7.4%	6.1%	10
Multifamily(1)	Direct capitalization	4.2%	n/a	n/a	4.3%	n/a	n/a
(1)The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as of December 31, 2021 and 2020:

	Dec. 31, 2021
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
Canary Wharf Joint Venture	$1,276	$13,213	$1,242	$6,187	$7,060
Manhattan West	229	8,434	153	4,231	4,279
Ala Moana	131	5,695	52	1,895	3,879
BPYU JV Pool A	249	5,763	122	2,269	3,621
BPYU JV Pool B	353	5,508	231	3,396	2,234
Fashion Show	23	2,538	19	829	1,713
Grace Building	73	2,593	20	1,238	1,408
BPYU JV Pool C	52	2,100	44	669	1,439
BPYU JV Pool D	40	1,763	49	471	1,283
Southern Cross East	11	944	11	—	944
The Grand Canal Shoppes	56	1,867	40	974	909
One Liberty Plaza	49	1,625	11	875	788
680 George Street	8	777	8	—	777
Brookfield Place Sydney	10	1,504	13	2	1,499
The Mall in Columbia	44	845	13	248	628
The Shops at La Cantera	11	788	10	249	540
BPYU JV Pool G	16	738	16	351	387
Potsdamer Platz	70	2,383	43	1,366	1,044
Baybrook Mall	15	723	13	227	498
Brazil Retail	74	701	4	69	702
D.C. Fund	24	1,195	201	577	441
BPYU JV Pool F	17	720	12	287	438
Miami Design District	73	1,600	30	689	954
Other	1,405	12,879	1,476	6,926	5,882
	4,309	76,896	3,833	34,025	43,347
Associates
Other	180	1,253	81	796	556
	180	1,253	81	796	556
Total	$4,489	$78,149	$3,914	$34,821	$43,903

	Dec. 31, 2020
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
Canary Wharf Joint Venture	$1,608	$13,160	$2,146	$5,742	$6,880
Manhattan West	361	7,775	497	3,850	3,789
Ala Moana	156	5,508	50	1,889	3,725
BPYU JV Pool A	256	5,618	108	2,320	3,446
BPYU JV Pool B	301	5,572	161	3,514	2,198
Fashion Show	54	2,461	16	829	1,670
BPYU JV Pool C	67	2,090	37	655	1,465
Grace Building	130	2,495	34	1,237	1,354
BPYU JV Pool D	67	1,619	69	469	1,148
Southern Cross East	8	869	10	—	867
The Grand Canal Shoppes	49	1,794	38	974	831
One Liberty Plaza	40	1,681	118	853	750
680 George Street	9	749	7	—	751
The Mall in Columbia	29	825	13	246	595
D.C. Fund	45	1,241	353	429	504
Potsdamer Platz	69	2,397	42	1,402	1,022
BPYU JV Pool F	21	709	6	227	497
BPYU JV Pool G	19	721	15	355	370
Baybrook Mall	19	718	13	232	492
Brazil Retail	27	764	6	74	711
The Shops at La Cantera	20	736	11	246	499
Miami Design District	68	1,635	50	576	1,077
Other	1,540	13,881	1,088	7,279	7,054
	4,963	75,018	4,888	33,398	41,695
Associates
Other	91	2,800	998	1,111	782
	91	2,800	998	1,111	782
Total	$5,054	$77,818	$5,886	$34,509	$42,477

Summarized financial information in respect of the partnership’s equity accounted investments for the years ended December 31, 2021, 2020 and 2019 is set out below:

	Year ended December 31, 2021
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net (loss) income	Other compre- hensive (loss)income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$607	$453	$60	$42	$256	$2	$128	$2
Manhattan West	350	225	101	—	226	72	127	48
Ala Moana	241	154	121	—	208	—	104	3
BPYU JV Pool A	329	220	92	—	201	—	100	—
BPYU JV Pool B	458	347	(46)	4	69	—	35	—
Fashion Show	98	54	63	—	107	—	53	8
Grace Building	151	86	47	—	112	—	56	27
BPYU JV Pool C	138	88	(13)	—	37	—	19	2
BPYU JV Pool D	80	37	121	—	164	—	78	1
Southern Cross East	47	9	125	—	163	—	81	16
The Grand Canal Shoppes	93	75	61	—	79	—	40	—
One Liberty Plaza	131	81	(21)	—	29	29	15	7
680 George Street	38	11	75	—	102	—	51	15
Brookfield Place Sydney	27	13	53	—	67	—	17	4
The Mall in Columbia	49	28	14	—	35	—	17	—
Shops at La Cantera	—	17	43	36	62	—	31	—
BPYU JV Pool G	44	33	9	—	20	—	14	—
Potsdamer Platz	73	54	83	—	102	—	25	—
Baybrook Mall	39	25	1	—	15	—	8	—
Brazil Retail	28	16	36	—	48	—	22	9
D.C. Fund	107	76	(68)	—	(37)	1	(19)	13
BPYU JV Pool F	36	20	5	—	21	—	11	—
Miami Design District	84	75	(36)	—	(27)	—	(6)	—
Other	1,122	1,118	105	53	162	271	63	17
	4,370	3,315	1,031	135	2,221	375	1,070	172
Associates
Other	103	174	(8)	7	(72)	949	(50)	—
	103	174	(8)	7	(72)	949	(50)	—
Total	$4,473	$3,489	$1,023	$142	$2,149	$1,324	$1,020	$172
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

	Year ended December 31, 2020
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$619	$377	$(713)	$19	$(452)	$(4)	$(226)	$4
Ala Moana	269	158	(279)	—	(168)	—	(84)	9
Manhattan West	259	179	379	—	459	(75)	257	221
BPYU JV Pool A	353	230	(543)	—	(420)	—	(210)	—
BPYU JV Pool B	483	356	(601)	4	(470)	—	(240)	—
Fashion Show	103	56	(46)	—	1	—	—	8
BPYU JV Pool C	145	80	(222)	—	(157)	—	(78)	6
Grace Building	108	95	121	—	134	—	67	123
BPYU JV Pool D	71	36	(203)	17	(151)	—	(72)	3
Southern Cross East	40	6	6	—	40	—	20	18
The Grand Canal Shoppes	92	84	(18)	—	(10)	—	(5)	—
One Liberty Plaza	149	88	(34)	—	27	(35)	14	21
680 George Street	36	9	3	—	30	—	15	12
Brazil Retail	28	12	(22)	—	(6)	—	(3)	5
Baybrook Mall	40	26	(134)	—	(120)	—	(61)	—
D.C. Fund	115	80	(89)	—	(54)	(1)	(27)	—
The Mall in Columbia	55	33	(58)	—	(36)	—	(18)	—
Potsdamer Platz	79	61	25	—	43	—	11	—
BPYU JV Pool F	37	7	(64)	—	(34)	—	(18)	—
BPYU JV Pool G	48	33	(27)	—	(12)	—	(8)	—
The Shops at La Cantera	11	24	(28)	31	(10)	—	(5)	—
Miami Design District	65	88	(51)	—	(74)	—	(16)	—
Other	1,063	832	(7)	13	237	8	28	188
	4,268	2,950	(2,605)	84	(1,203)	(107)	(659)	618
Associates
Other	92	186	(39)	(2)	(135)	(939)	(90)	—
	92	186	(39)	(2)	(135)	(939)	(90)	—
Total	$4,360	$3,136	$(2,644)	$82	$(1,338)	$(1,046)	$(749)	$618
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

	Year ended December 31, 2019
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income of EAI(1)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Canary Wharf Joint Venture	$555	$320	$126	$22	$383	$(11)	$191	$9
Ala Moana	300	149	758	—	909	—	455	48
Manhattan West	201	136	155	—	220	(43)	123	42
BPYU JV Pool A	379	214	172	—	337	—	168	6
BPYU JV Pool B	564	350	(50)	65	229	—	116	—
Fashion Show	118	57	(112)	—	(51)	—	(26)	15
BPYU JV Pool C	158	73	7	—	92	—	46	10
Grace Building	107	84	215	—	238	—	119	—
BPYU JV Pool D	—	—	(49)	64	15	—	8	5
Southern Cross East	42	6	110	—	146	—	73	5
The Grand Canal Shoppes	138	73	(44)	—	21	—	11	21
One Liberty Plaza	134	84	(25)	—	25	(33)	13	9
680 George Street	36	9	47	—	74	—	37	15
Brazil Retail	59	54	157	—	162	—	75	39
Baybrook Mall	45	26	204	—	223	—	114	—
D.C. Fund	125	82	(50)	—	(7)	—	(4)	—
The Mall in Columbia	56	29	5	—	32	—	16	—
BPYU JV Pool F	39	17	178	—	200	—	102	—
BPYU JV Pool G	53	32	50	—	71	—	48	—
Miami Design District	72	67	(234)	—	(229)	—	(51)	—
Other	1,746	1,217	349	11	889	(17)	359	142
	4,927	3,079	1,969	162	3,979	(104)	1,993	366
Associates
Diplomat	172	181	(6)	—	(15)	—	(13)	73
BPREP	—	—	—	—	—	—	—	—
Other	216	251	(10)	3	(42)	50	(11)	31
	388	432	(16)	3	(57)	50	(24)	104
Total	$5,315	$3,511	$1,953	$165	$3,922	$(54)	$1,969	$470
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

NOTE 7. INVESTMENTS IN JOINT OPERATIONS
The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenues, and expenses of the properties in these consolidated financial statements:

		Place of incorporation and principal place of business	Ownership(1)
Name of property	Principal activity		Dec. 31, 2021	Dec. 31, 2020
Brookfield Place - Retail & Parking	Property	Toronto	56%	56%
Brookfield Place III	Development property	Toronto	54%	54%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(2)	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	25%	25%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Bankers West Parkade	Development property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
Place de Ville I(3)	Property	Ottawa	—%	25%
Place de Ville II(3)	Property	Ottawa	—%	25%
300 Queen Street(3)	Development property	Ottawa	—%	25%
52 Goulburn Street	Property	Sydney	24%	24%
235 St Georges Terrace	Property	Perth	24%	24%
108 St Georges Terrace	Property	Perth	50%	50%
Southern Cross West	Property	Melbourne	50%	50%
Shopping Patio Higienópolis	Property	São Paulo	25%	25%
Shopping Patio Higienópolis - Expansion	Development property	São Paulo	32%	32%
Shopping Patio Higienópolis - Co-Invest	Property	São Paulo	5%	5%
Shopping Patio Higienópolis Expansion - Co-Invest	Development property	São Paulo	6%	6%
G2-Infospace Gurgaon	Property	NCR-Delhi Region	72%	72%
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
(3)Place de Ville I, Place de Ville II and 300 Queen Street were sold in the fourth quarter of 2021.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK and a portfolio of select-service hotels in the U.S.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	2 to 50 +
Land improvements	15
Furniture, fixtures and equipment	3 to 10

Hospitality properties are accounted for under the revaluation model with revaluation to fair value performed annually at December 31. Significant unobservable inputs (Level 3) in estimating hospitality property values under the revaluation method include estimates of replacement cost and estimates of remaining economic life.

Hospitality properties with a fair value of approximately $2.5 billion (December 31, 2020 - $2.9 billion) are situated on land held under leases or other agreements largely expiring after the year 2065.

On June 30, 2021, the partnership obtained control over a portfolio of select-service hotels (“Hospitality Investors Trust”) after converting its preferred equity interest and becoming the 100% common equity holder. The partnership’s investment in the subsidiary was accounted for as a financial asset prior to this date. This transaction was accounted for as a business combination.

The following table summarizes the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, in addition to the consideration paid in connection with this business combination:

(US$ Millions)	Hospitality Investors Trust
Cash and cash equivalents	$50
Accounts receivable and other	74
Equity accounted investments	7
Property, plant and equipment	1,727
Total assets	1,858
Less:
Debt obligations	(1,319)
Accounts payable and other	(75)
Net assets acquired	$464
Consideration(1)	$464
(1)     Consideration includes $8 million of contingent consideration, with the balance related to the fair value of the partnership’s forfeited preferred equity interest.

In the period from the acquisition date to December 31, 2021, the partnership recorded $202 million revenue and $22 million net loss in connection with the business combination. If the transaction had occurred on January 1, 2021, the partnership’s total revenue and net loss from Hospitality Investors Trust would have been $354 million and $48 million, respectively, for the twelve months ended December 31, 2021.

There were no impairment indicators for the year ended December 31, 2021.

In the first half of 2020, the hospitality sector within the LP Investments segment had the most immediate and acute impact from the shutdown as the majority of the partnership’s hospitality investments were closed or operated at reduced occupancy, either as a result of mandatory closure orders from various government authorities or due to severe travel restrictions. As a result of these closures, the partnership identified impairment indicators and performed impairment tests for each of the partnership’s hospitality investments based on revised cash flows and valuation metrics. For the twelve months ended December 31, 2020, the partnership recognized impairment of its property, plant and equipment of $273 million, of which $179 million relates to the Atlantis prior to deconsolidation of the investment. The recoverable amount of the Atlantis of $1,962 million was determined based on a value-in-use approach, which reflected a reduction in estimated operating cash flows as a result of the closure of Atlantis due to the shutdown, using a terminal capitalization rate of 7% and a discount rate of 9%. The impairment was recorded as a reduction in the revaluation surplus included in other comprehensive income.

In the third quarter of 2020, the partnership completed the recapitalization of the Atlantis with a consortium of investors who made a total commitment of $300 million in the form of preferred equity. The partnership committed to 41.5% of the total commitment. An affiliate of Brookfield Asset Management committed to 41.5% and the remaining 17% was committed by third party investors. In connection with the recapitalization, the partnership and the affiliate of Brookfield Asset Management were granted equal approval rights which resulted in a change of control. The partnership deconsolidated its investment in the Atlantis and now accounts for its interest under the equity method. The partnership recognized a gain on loss of control of $62 million in fair value (losses) gains, net.

The following table presents the change to the components of the partnership’s hospitality assets from the beginning of the year:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Cost:
Balance, beginning of year	$5,575	$7,246
Additions	1,885	164
Disposals	(323)	(75)
Foreign currency translation	(83)	142
Impact of deconsolidation due to loss of control and other(1)	(1,331)	(1,902)
	5,723	5,575
Accumulated fair value changes:
Balance, beginning of year	488	1,343
Revaluation gains (losses) gains, net (2)(3)	930	(130)
Impact of deconsolidation due to loss of control and other(1)	(593)	(729)
Disposals	(65)	13
Provision for impairment(2)	7	(15)
Foreign currency translation	(4)	6
	763	488
Accumulated depreciation:
Balance, beginning of year	(828)	(1,311)
Depreciation	(294)	(306)
Disposals	84	28
Foreign currency translation	13	(25)
Impact of deconsolidation due to loss of control and other(1)	162	786
	(863)	(828)
Total property, plant and equipment(4)	$5,623	$5,235
(1)The current year reflects the reclassification of a hospitality portfolio to assets held for sale. The prior year includes the impact of deconsolidation of the Atlantis.
(2)The prior year impairment losses were recorded in revaluation losses, net in other comprehensive income and fair value (losses) gains, net in the income statement, which was a result of the impairment test performed on each of the partnership’s hospitality investments from the impact of the shutdown as discussed above.
(3)The prior year revaluation (losses) gains, net includes $258 million of impairment losses offset by $128 million of revaluation gains.
(4)Includes right-of-use assets of $204 million (December 31, 2020 - $164 million).

NOTE 9. GOODWILL
Goodwill of $832 million at December 31, 2021 (December 31, 2020 - $1,080 million) was primarily attributable to short-break destinations across the United Kingdom and Ireland owned by Center Parcs UK of $815 million (December 31, 2020 - $824 million). The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

The partnership tested the goodwill attributed to Center Parcs UK for impairment and trademark assets as of December 31, 2021 as a result of intermittent closures and occupancy restrictions in place due to the shutdown. The current year analysis uses a 10-year cash flow projection with a 3% long-term growth rate used to extrapolate cash flows after the third year, a discount rate derived from a market-based-weighted-average cost of capital, and a terminal capitalization rate derived from a market-based EBITDA multiple. Based on the impairment test, no impairment was recorded as the recoverable amount of the cash-generating unit of $5,623 million (2020 - $4,701 million) exceeded the carrying value of the cash-generating unit of $4,391 million (2020 - $4,402 million). The recoverable amount was determined based on a value-in-use approach based on a terminal capitalization rate of 6.6% (2020 - 7.8%) and a discount rate of 9.3% (2020 - 9.5%). A discount rate of 12.7% (2020 - 10.4%), a long-term growth rate of (2.7)% (2020 - 1.7%), or a terminal capitalization rate of 9.36% (2020 - 8.7%) used in the impairment analysis would eliminate the headroom between the recoverable amount and carrying value of the cash-generating unit.

NOTE 10. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs UK.

The trademark assets of Center Parcs UK had a carrying amount of $964 million as of December 31, 2021 (December 31, 2020 - $982 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way. Refer to Note 9, Goodwill for detail on the Center Parcs impairment analysis.

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

The following table presents the components of the partnership’s intangible assets as of December 31, 2021 and December 31, 2020:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Cost	$1,012	$1,016
Accumulated amortization	(48)	(34)
Balance, end of year	$964	$982

The following table presents a roll forward of the partnership’s intangible assets December 31, 2021 and December 31, 2020:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Balance, beginning of year	$982	$1,162
Acquisitions	6	6
Amortization	(14)	(12)
Impairment losses	—	(18)
Foreign currency translation	(10)	30
Impact of deconsolidation due to loss of control and other(1)	—	(186)
Balance, end of year	$964	$982
(1)The prior year includes the impact of deconsolidation of Atlantis. See Note 8, Property, Plant And Equipment.

NOTE 11. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Securities - FVTPL	$2,200	$1,612
Derivative assets	111	72
Securities - FVTOCI	108	86
Restricted cash	356	241
Inventory(1)	652	877
Other	151	289
Total other non-current assets	$3,578	$3,177
(1)Includes right-of-use inventory of nil as of December 31, 2021 (December 31, 2020 - $33 million).

Securities - FVTPL
Securities - FVTPL primarily consists of the partnership’s investment in the Brookfield Strategic Real Estate Partners III (“BSREP III”) fund, with a carrying value of the financial asset at December 31, 2021 of $1,154 million (December 31, 2020 - $756 million). In the prior year, Securities - FVTPL included an investment in convertible preferred units of Hospitality Investors Trust. The preferred units earned a cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership received distributions payable in additional convertible preferred units of Hospitality Investors Trust at 5.0% per annum compounding quarterly. The carrying value of these convertible preferred units as of December 31, 2021 was nil (December 31, 2020 - $447 million). During the second quarter of 2021, the partnership gained control over the investment after converting the preferred units into common shares resulting in ownership of 100% of its common equity. Refer to Note 8, Property, Plant And Equipment for further information.

NOTE 12. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Derivative assets	$33	$164
Accounts receivable(1) - net of expected credit loss of $112 million (December 31, 2020 - $114 million)	852	753
Restricted cash and deposits	331	292
Prepaid expenses	367	330
Inventory	574	131
Other current assets	119	201
Total accounts receivable and other	$2,276	$1,871
(1)See Note 33, Related Parties, for further discussion.

With respect to accounts receivable, the partnership recorded a $49 million loss allowance in commercial property operating expenses for the twelve months ended December 31, 2021 (December 31, 2020 - $99 million). The partnership may grant further rent concessions in the deferral or abatement of lease payments. Such rent concession requests are evaluated on a case-by-case basis. Where tenants are expected to be able to meet their lease obligations after concessions have been granted, the allowance for expected credit losses includes only the portion of expected abatements that is deemed attributable to the current period, considering the weighted average remaining lease terms. Not all requests for rent relief will be granted as the partnership does not intend to forgo its legally enforceable contractual rights that exist under its lease agreements.

NOTE 13. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of December 31, 2021 and December 31, 2020:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Investment properties	$8,037	$481
Property, plant and equipment	1,749	—
Equity accounted investments	—	102
Accounts receivables and other assets	724	5
Assets held for sale	10,510	588
Debt obligations	3,006	380
Accounts payable and other liabilities	76	16
Liabilities associated with assets held for sale	$3,082	$396

The following table presents the change to the components of the assets held for sale from the beginning of the year:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Balance, beginning of year	$588	$387
Reclassification to/(from) assets held for sale, net	12,561	2,381
Disposals	(2,610)	(2,222)
Fair value adjustments	—	9
Foreign currency translation	(57)	20
Other	28	13
Assets held for sale	$10,510	$588

At December 31, 2020, assets held for sale included an office asset in Australia, a multifamily asset in the U.S., two malls in the U.S., a mall in Brazil and four triple net lease assets in the U.S.

In the first quarter of 2021, the partnership sold two malls in the U.S, a triple-net lease asset in the U.S., a plot of land in the U.S, and a multifamily asset in the U.S. for net proceeds of approximately $56 million.

In the second quarter of 2021, the partnership sold two multifamily assets in the U.S, a mall in Brazil, a triple-net-lease asset and an office asset in Australia for net proceeds of approximately $161 million.

In the third quarter of 2021, the partnership sold eight malls in the U.S., an office asset in the U.S., three triple-net lease assets in the U.S., and eight multifamily assets in the U.S. for net proceeds of approximately $448 million.

In the fourth quarter of 2021, the partnership sold two office assets in Brazil, a mall in the U.S., an office asset in the U.S., an office asset in the U.K., three multifamily assets in the U.S., and a triple net lease asset in the U.S. for net proceeds of approximately $778 million.

At December 31, 2021, asset held for sale included a triple net lease portfolio in the U.S, a hospitality portfolio in the U.S., a mixed-use asset in South Korea, ten malls in the U.S., an office asset in the U.S., an office asset in Brazil, a multifamily asset in the U.S. and a hotel in the U.S.

NOTE 14. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Dec. 31, 2021		Dec. 31, 2020
(US$ Millions)	Weighted- average rate	Debt balance	Weighted- average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	2.00%	$2,257	1.75%	$1,357
Brookfield Property Partners’ corporate bonds	4.11%	1,982	4.14%	1,890
Brookfield Properties Retail Holding LLC term debt	2.61%	1,869	2.90%	3,976
Brookfield Properties Retail Holding LLC senior secured notes	5.20%	1,695	5.75%	945
Brookfield Properties Retail Holding LLC corporate facility	3.10%	70	2.41%	1,015
Brookfield Properties Retail Holding LLC junior subordinated notes	1.58%	206	1.66%	206
Subsidiary borrowings	3.29%	537	1.69%	196

Secured debt obligations:
Funds subscription credit facilities(1)	2.44%	371	2.51%	315
Fixed rate	4.31%	26,248	4.27%	28,446
Variable rate	3.29%	20,341	3.61%	16,629
Deferred financing costs		(249)		(258)
Total debt obligations		$55,327		$54,717

Current		$13,742		$13,074
Non-current		38,579		41,263
Debt associated with assets held for sale		3,006		380
Total debt obligations		$55,327		$54,717
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2022 to 2023, however, approximately 2% of its debt obligations represent non-recourse mortgages on retail assets where the partnership has suspended contractual payment. The partnership is currently engaging in modification or restructuring discussions with the respective creditors. These negotiations may, under certain circumstances, result in certain properties securing these loans being transferred to the lender.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Dec. 31, 2021			Dec. 31, 2020
(US$ Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. dollars	$37,559		$37,559	$37,413		$37,413
British pounds	7,030		£5,196	6,809		£4,981
Canadian dollars	4,419	C$	5,585	4,408	C$	5,613
South Korean Won	1,918	₩	2,280,000	2,093	₩	2,280,000
Australian dollars	2,014	A$	2,773	1,473	A$	1,914
Indian Rupee	1,801	Rs	134,378	2,257	Rs	164,753
Brazilian reais	476	R$	2,655	180	R$	936
China Yuan	69	C¥	437	22	C¥	143
Euros	290		€255	320		€262
Deferred financing costs	(249)			(258)
Total debt obligations	$55,327			$54,717

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2020	Debt obligation issuance, net of repayments	Assumed from business combinations	Debt from asset acquisitions	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Dec. 31, 2021
Debt obligations	$54,717	306	1,319	31	(565)	105	(386)	(200)	$55,327

NOTE 15. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of December 31, 2021 and 2020:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2021	Dec. 31, 2020
Operating Partnership Class A Preferred Equity Units:
Series 1	—	6.25%	$—	$586
Series 2	24,000,000	6.50%	565	555
Series 3	24,000,000	6.75%	546	538
New LP Preferred Units(1)	19,273,654	6.25%	474	—
BPO Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	842,534	5.25%	21	21
Series 2	556,746	5.75%	11	11
Series 3	781,592	5.00%	15	16
Series 4	582,894	5.20%	12	12
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	—	249
Rouse Series A Preferred Shares	5,600,000	5.00%	142	142
Brookfield India Real Estate Trust	138,181,800	See footnote (3)	440	—
BSREP II Vintage Estate Partners LLC (“Vintage Estates”) Preferred Shares	—	5.00%	—	40
Capital Securities – Fund Subsidiaries			859	863
Total capital securities			$3,085	$3,033

Current			$61	$649
Non-current			3,024	2,384
Total capital securities			$3,085	$3,033
(1)New LP Preferred Units shares outstanding is presented net of intracompany shares held by Holding LP.
(2)Class B, Series 1 and 2 capital securities - corporate are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.
(3)The dividend rate pertaining to India REIT is equal to a minimum of 90% of net distributable cash flows.

The capital securities presented above represent interests in the partnership or its subsidiaries that are in legal form equity and are accounted for as liabilities in accordance with IAS 32 - Financial Instruments due to the redemption features of these instruments.

The Class A Preferred Units were issued on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. The Class A Preferred Units were originally exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $25.70 per unit. Following the Privatization, the Class A Preferred Units became exchangeable into cash equal to the value of the consideration that would have been received on the Privatization (a combination of cash, BAM shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. We also have the option of delivering the actual consideration (a combination of cash, BAM shares and New LP Preferred Units). Following the Privatization, Brookfield has agreed with the Class A Preferred Unitholder to grant Brookfield the right to purchase all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, and to grant the Class A Preferred Unitholder the right to sell all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, in each case at a price equal to the issue price for such Class A Preferred Units plus accrued and unpaid distributions. On December 30, 2021, Brookfield acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for Redemption-Exchange Units. The Class A Preferred Units, Series 1 were subsequently cancelled.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year.

Capital securities includes $474 million at December 31, 2021 (December 31, 2020 - nil) of preferred equity interests issued in connection with the Privatization which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

At December 31, 2020, capital securities included $249 million of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders were entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025. The capital securities were redeemed in the second quarter of 2021.

Capital securities also includes $142 million at December 31, 2021 (December 31, 2020 - $142 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $440 million at December 31, 2021 (December 31, 2020 - nil) of preferred equity interests held by third party investors in the India REIT, which have been classified as a liability, rather than as a non-controlling interest, due to the fact BIRET has a contractual obligation to make distributions to unitholders every six months at an amount no less than 90% of net distributable cash flows.

Capital securities also includes nil at December 31, 2021 (December 31, 2020 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend. The capital securities were redeemed upon disposition of the property in the fourth quarter of 2021.

The Capital Securities - Fund Subsidiaries includes $810 million (December 31, 2020 - $807 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at FVTPL.

Capital Securities - Fund Subsidiaries also includes $49 million at December 31, 2021 (December 31, 2020 - $56 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

				Non-cash changes on capital securities
(US$ Millions)	Dec. 31, 2020	Capital securities issued	Capital securities redeemed	Equity conversion of capital securities	Fair value changes	Other	Dec. 31, 2021
Capital securities	$3,033	$932	$(301)	$(600)	$32	$(11)	$3,085

Capital securities includes $38 million (December 31, 2020 - $38 million) repayable in Canadian Dollars of C$49 million (December 31, 2020 - C$49 million).

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

The components of net deferred tax liability are presented as follows:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Deferred income tax assets:
Non-capital losses (Canada)	$95	$64
Capital losses (Canada)	34	33
Net operating losses (United States)	352	465
Non-capital losses (foreign)	118	141
Tax credit carryforwards	77	27
Deferred financing costs	203	—
Other	31	42
	910	772
Deferred income tax (liabilities):
Properties	(4,160)	(3,630)
	(4,160)	(3,630)
Net deferred tax (liability)	$(3,250)	$(2,858)

The changes in deferred tax balances are presented as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2020	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2021
Deferred tax assets	$772	$164	$7	$—	$(5)	$(28)	$910
Deferred tax (liabilities)	(3,630)	(519)	—	85	(96)	—	(4,160)
Net deferred tax (liability)	$(2,858)	$(355)	$7	$85	$(101)	$(28)	$(3,250)

		Recognized in
(US$ Millions)	Dec. 31, 2019	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2020
Deferred tax assets	$631	$231	$(35)	$—	$8	$(63)	$772
Deferred tax (liabilities)	(3,146)	(393)	—	—	(91)	—	(3,630)
Net deferred tax (liability)	$(2,515)	$(162)	$(35)	$—	$(83)	$(63)	$(2,858)

During 2021, the partnership and its subsidiaries have reevaluated certain net operating losses and have reversed $7 million of previously written off NOLs that occurred in the prior year. The partnership and its subsidiaries have disposed of a corporate entity in BSREP II and as a result have written off deferred tax liabilities of $85 million associated with that corporation. The partnership and its subsidiaries reclassed $28 million dollars of deferred tax assets into Assets Held for Sale.

During 2020, the partnership and its subsidiaries have reevaluated certain net operating losses in entities that have been previously acquired and determined that the partnership does not expect to utilize those losses. As such, the partnership has written off $35 million of NOLs via equity. The partnership and its subsidiaries utilized certain tax attributes to reduce overall tax liabilities, resulting in a reduction of deferred tax assets in the amount of $63 million.

The Holding Entities and their Canadian subsidiaries have deferred tax assets of $95 million (December 31, 2020 - $64 million) related to non-capital losses that will begin to expire in 2032, and $34 million (December 31, 2020 - $33 million) related to capital losses that have no expiry. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $352 million (December 31, 2020 - $465 million) related to net operating losses that will begin to expire in 2026. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $203 million (December 31, 2020 - nil) related to non-capital losses which will begin to expire in 2023. The holding entities and their foreign subsidiaries, mainly in India, South Korea and the United Kingdom, have deferred tax assets of $118 million (December 31, 2020 - $141 million) related to non-capital losses which will begin to expire in 2021.

The gross deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized are as follows:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Unused tax losses - gross
Net operating losses (United States)	$34	$24
Capital losses (United States)	275	—
Net operating losses (foreign)	513	409
Unrecognized deductible temporary differences, unused tax losses, and unused tax credits	$822	$433

The Holding Entities, their U.S. subsidiaries, and foreign subsidiaries have gross deductible temporary differences, unused tax losses, and unused tax credits which have not been recognized of $822 million (December 31, 2020 - $433 million) related to net operating losses and capital losses. Approximately $256 million of the foreign net operating losses will expire by 2031. The remaining foreign net operating losses have no expiry. The majority of the U.S. net operating losses will begin to expire in 2035. The majority of U.S. capital losses will begin to expire in 2026.

The aggregate amount of gross temporary differences associated with investments and interests in joint arrangements in subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2021 is approximately $10 billion (December 31, 2020 - $10 billion).

The major components of income tax expense include the following:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Current income tax expense	$134	$58	$164
Deferred income tax expense (benefit)	356	162	32
Income tax expense	$490	$220	$196

The increase in income tax expense for the year ended December 31, 2021 compared to the prior year primarily relates to tax rate changes in jurisdictions in which the partnership holds investments.

Years ended Dec. 31,	2021	2020	2019
Statutory income tax rate	26%	26%	26%
Increase (decrease) in rate resulting from:
International operations subject to different tax rates	(7)%	(35)%	(14)%
Non-controlling interests in income of flow-through entities	(10)%	8%	(4)%
Change in tax rates applicable to temporary differences in other jurisdictions	2%	(8)%	(3)%
Other	1%	(3)%	—%
Effective income tax rate	12%	(12)%	5%

As the partnership is not subject to tax, the analyses used the applicable Canadian blended Federal and Provincial tax rate as the statutory income tax rate.

NOTE 17. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Accounts payable and accrued liabilities	$499	$437
Lease liabilities(1)	690	875
Derivative liability	277	272
Provisions	16	105
Deferred revenue	16	14
Loans and notes payable	1	—
Total other non-current liabilities	$1,499	$1,703
(1)For the year ended December 31, 2021, interest expense relating to total lease liabilities (see Note 18, Accounts Payable And Other Liabilities for the current portion) was $59 million (2020 - $58 million).

NOTE 18. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Accounts payable and accrued liabilities	$2,021	$2,094
Loans and notes payable(1)	899	1,062
Derivative liabilities	221	416
Deferred revenue	445	441
Lease liabilities(2)	160	43
Other liabilities	16	45
Total accounts payable and other liabilities	$3,762	$4,101
(1)See Note 33, Related Parties, for further discussion.
(2)See Note 17, Other Non-Current Liabilities for further information on the interest expense related to these liabilities.

NOTE 19. EQUITY

The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, REUs, Special LP Unit and FV LTIP Units. In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (“Preferred Equity Units”).

As part of the Privatization, the partnership fully redeemed two classes of partnership units: Exchange LP Units and BPYU Units. Refer to Note 3, Privatization of the Partnership for discussion of the impacts of the privatization to the partnership’s equity structure.

a)General and limited partnership units
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	GP Units			LP Units
(Thousands of units), Years ended Dec. 31,	2021	2020	2019	2021	2020	2019
Outstanding, beginning of year	139	139	139	435,980	439,802	424,198
Privatization		—	—	(146,278)	—	—
Exchange LP Units exchanged	—	—	—	128	169	425
BPYU Units exchanged				8,922	11,580	36,316
Distribution reinvestment program	—	—	—	123	998	257
Issued under unit-based compensation plan	—	—	—	112	—	858
LP Units issued	—	—	—	—	59,497	—
Repurchases of LP Units	—	—	—	—	(76,066)	(22,252)
Outstanding, end of year	139	139	139	298,987	435,980	439,802

b)Units of the Operating Partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 529,473,303 Redeemable/Exchangeable Partnership Units outstanding at December 31, 2021, 451,365,017 outstanding at 2020, and 432,649,105 outstanding at 2019.

Special limited partnership units
Brookfield Property Special L.P. (“Special LP”) is entitled to receive equity enhancement distributions and incentive distributions from the Operating Partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at December 31, 2021, 2020 and 2019.

c)Limited partnership units of Brookfield Office Properties Exchange LP
The following table presents changes to the Exchange LP Units from the beginning of the year:

	Exchange LP Units
(Thousands of units)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Outstanding, beginning of year	2,714	2,883	3,308
Exchange LP Units exchanged (1)	(128)	(169)	(425)
Privatization	(2,586)	—	—
Outstanding, end of year	—	2,714	2,883
(1)Exchange LP Units issued for the acquisition of incremental BPO common shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)    FV LTIP Units
The partnership issued FV LTIP units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants in 2019. Each FV LTIP Unit will vest over a period of five years and is redeemable for LP Units or a cash payment subject to a conversion adjustment. There were 1,818,717, 1,899,661 and 1,156,114 FV LTIP Units outstanding at December 31, 2021, 2020 and 2019, respectively.

e)     Class A stock of Brookfield Properties Retail Holding LLC
During the year ended December 31, 2021, there were 8,922,243 BPYU Units exchanged for LP Units, 841,950 BPYU Units repurchased, 377,209 BPYU Units issued, and 6,091 BPYU Unit forfeitures. In connection with the Privatization discussed in Note 3, Privatization of the Partnership, all 29,734,260 public outstanding BPYU Units were acquired. The partnership indirectly owns all of the remaining outstanding Units.

The following table presents changes to the BPYU Units for the years ended December 31, 2020 and 2019:

	Class A stock of Brookfield Properties Retail Holding LLC
(Thousands of units)	Dec. 31, 2020	Dec. 31, 2019
Outstanding, beginning of year	64,025	106,090
BPYU Units exchanged(1)	(11,580)	(36,316)
Repurchase of BPYU Units	(13,396)	(5,724)
BPYU Units issued	84	—
Forfeitures	(6)	(25)
Outstanding, end of year(2)	39,127	64,025
(1)Represents BPYU Units that have been exchanged for LP Units. Refer to the Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of BPYU Units.
(2)In addition, there were 1,418,001 BPYU Units held in treasury as of December 31, 2020.

f)    Preferred Equity Units
During the year ended December 31, 2019, the partnership issued 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5% and 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375%. In total $722 million of gross proceeds were raised and $23 million in underwriting and issuance costs were incurred. The Series 1 Units were redeemed in the fourth quarter of 2021.

During the year ended December 31, 2020, the partnership issued 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. In total $288 million of gross proceeds were raised and $9 million in underwriting and issuance costs were incurred. At December 31, 2021, Preferred Equity Units had a total carrying value of $699 million (December 31, 2020 - $699 million).

g)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2021	2020	2019
Limited partners	$358	$583	$573
Holders of:
Redeemable/exchangeable partnership units	499	581	574
Special LP Units	5	6	6
Exchange LP Units	1	4	4
FV LTIP of the Operating Partnership	2	2	1
BPYU Units	13	68	108
Total distributions	$878	$1,244	$1,266
Per unit(1)	$1.05	$1.33	$1.32
(1)Per unit outstanding on the record date for each.

NOTE 20. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$15,736	$12,249
Exchange LP Units(2)	—	73
FV LTIP units of the Operating Partnership(1)	55	52
BPYU Units(2)	—	1,050
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	1,015	15
Preferred equity of subsidiaries	2,750	3,000
Non-controlling interests in subsidiaries and properties	15,941	12,672
Total interests of others in operating subsidiaries and properties	19,706	15,687
Total non-controlling interests	$35,497	$29,111
(1)Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the Redeemable/Exchangeable Units changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Consolidated Statements of Changes in Equity.
(2)Refer to Note 3, Privatization of the Partnership for further information on the Exchange LP Units and BPYU Units.

NOTE 21. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Base rent	$3,462	$3,613	$3,814
Straight-line rent	25	133	115
Lease termination	68	27	44
Other lease income(1)	662	627	612
Other revenue from tenants(2)	946	997	1,106
Total commercial property revenue	$5,163	$5,397	$5,691
(1)Other lease income includes parking revenue and recovery of property tax and insurance expense from tenants.
(2)Consists of recovery of certain operating expenses and other revenue from tenants which are accounted for in accordance with IFRS 15.

As a result of the shutdown, certain of the partnership’s tenants, primarily in the Core Retail segment, requested rental assistance, in the form of either a deferral or rent reduction. Lease concessions granted in response to the shutdown are accounted for as a lease modification and are recognized prospectively over the remaining lease term when they become legally enforceable. The partnership granted abatements of $82 million (2020 - $62 million) for the twelve months ended December 31, 2021, primarily related to prior year rents in response to tenants impact by the shutdown.

The partnership leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend. Minimum rental commitments under non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Less than 1 year	$2,776	$3,332
1-5 years	9,029	10,800
More than 5 years	8,522	11,216
Total	$20,327	$25,348

NOTE 22. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

(US$ Millions)	2021	2020	2019
Room, food and beverage	$931	$562	$1,431
Gaming, and other leisure activities	111	106	360
Other hospitality revenue	31	34	118
Total hospitality revenue	$1,073	$702	$1,909

NOTE 23. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Investment income	$476	$177	$223
Fee revenue	255	228	259
Dividend income	77	44	6
Interest income and other	37	45	107
Participating loan interests	—	—	8
Other	19	—	—
Total investment and other revenue	$864	$494	$603

NOTE 24. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Property maintenance	$713	$679	$749
Real estate taxes	580	610	619
Employee compensation and benefits	155	158	170
Depreciation and amortization	39	39	42
Lease expense(1)	11	16	16
Other(2)	433	473	413
Total direct commercial property expense	$1,931	$1,975	$2,009
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.
(2)For the twelve months ended December 31, 2021, the partnership recorded a $49 million (2020 - $99 million, 2019 - $31 million) loss allowance in commercial property operating expenses.

NOTE 25. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Employee compensation and benefits	$160	$180	$370
Cost of food, beverage, and retail goods sold	158	142	294
Depreciation and amortization	269	280	299
Maintenance and utilities	99	112	155
Marketing and advertising	23	28	71
Other	201	166	329
Total direct hospitality expense	$910	$908	$1,518

NOTE 26. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Employee compensation and benefits	$360	$385	$366
Management fees	241	116	159
Transaction costs	48	24	66
Professional fees	97	98	99
Facilities and technology fees	47	54	60
Other	131	139	132
Total general and administrative expense	$924	$816	$882

NOTE 27. FAIR VALUE GAINS (LOSSES), NET
The components of fair value (losses) gains, net, are as follows:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Commercial properties(1)	$1,791	$(1,607)	$301
Commercial developments	171	219	557
Incentive fees(2)	(24)	(16)	(104)
Financial instruments and other(3)	583	82	(158)
Total fair value (losses) gains, net	$2,521	$(1,322)	$596
(1)For the year ended December 31, 2021, includes fair value loss on right-of-use investment properties of $5 million (2020 - $16 million).
(2)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.
(3)For the year ended December 31, 2021, primarily includes fair value gains on financial instruments. The prior year primarily includes a gain on loss of control of Atlantis of $62 million and a gain on the sale of a self-storage portfolio of $141 million, partially offset by fair value losses on financial instruments.

NOTE 28. UNIT-BASED COMPENSATION
In connection with the Privatization, the partnership settled the BPY Unit Option Plan for cash and replaced certain other unit-based compensation plans with new plans for BAM shares. The cash payment and the incremental fair value granted under the new plans are accounted for as part of the consideration for Privatization, which resulted in $7 million of expense.

During the year ended December 31, 2021, the partnership incurred $28 million (2020 - $27 million; 2019 - $25 million) of expense in connection with its unit-based compensation plans.

a)BPY Unit Option Plan
There were no BPY Awards granted during the year ended December 31, 2021. In connection with the Privatization, the awards provided for under the BPY Unit Option Plan, whether vested or unvested, were exchanged for a cash payment equal to the in-the-money value in accordance with their terms. The cash payment for the cancellation of these awards did not have a material impact to the consolidated financial statements of the partnership.

b)Restricted BPY LP Unit Plan
In connection with the Privatization, the unvested awards provided for under the Restricted BPY LP Unit Plan were transferred to BAM in exchange for BAM shares at a ratio of 0.4006 BAM share for each BPY Unit. Such new awards are subject to the same terms and conditions as the previous awards. The vested awards received the same consideration for their LP Units as the other unitholders.

As of December 31, 2021, the total number of Restricted Units outstanding was nil (December 31, 2020 - 523,573 with a weighted average exercise price of $19.87).

c)Restricted BPY LP Unit Plan (Canada)
In connection with the Privatization, the unvested awards provided for under the Restricted BPY LP Unit Plan (Canada) were transferred to BAM in exchange for BAM shares at a ratio of 0.4006 BAM share for each BPY Unit. Such new awards are subject to the same terms and conditions as the previous awards. The vested awards received the same consideration for their LP Units as the other unitholders.

As of December 31, 2021, the total number of Canadian Restricted Units outstanding was nil (December 31, 2020 - 482,464 with a weighted average exercise price of C$25.38).

d)Restricted BPYU Unit Plan
In connection with the Privatization, the unvested awards provided for under the Restricted BPYU Unit Plan were transferred to BAM in exchange for BAM shares at a ratio of 0.4006 BAM share for each BPYU Unit. Such new awards are subject to the same terms and conditions as the previous awards. The vested awards received the same consideration for their BPYU Units as the other BPYU unitholders.

As of December 31, 2021, the total number of Restricted BPYU Units outstanding was nil (December 31, 2020 - 1,808,765 with a weighted average exercise price of $18.82).

e)BPY FV LTIP Unit Plan
The Operating Partnership issued units of the Operating Partnership pursuant to the Brookfield Property L.P. FV LTIP Unit Plan to certain participants. Each FV LTIP Unit will vest over a period of five years and is redeemable for a cash payment subject to a conversion adjustment. The BPY FV LTIP Unit Plan was not impacted by the Privatization, other than to remove the ability of a holder to convert to BPYU Units.

As of December 31, 2021, the total number of FV LTIP Units outstanding was 1,818,717 (December 31, 2020 - 1,899,661) with a weighted average exercise price of $19.13 (December 31, 2020 - $19.12) to employees.

f)Deferred Share Unit Plan
At December 31, 2021, BPO had nil deferred share units (December 31, 2020 - 267,534) outstanding and vested. In connection with the Privatization, the awards provided for under the Deferred Share Unit Plan were transferred to BAM in exchange for BAM shares at a ratio of 0.4006 BAM share for each Deferred Share Unit. Such new awards are subject to the same terms and conditions as the previous awards.

g)GGP LTIP Plans
In connection with the 2018 GGP Inc. acquisition, the partnership issued options under the Brookfield Property Partners BPY Unit Option Plan (GGP) (“GGP Options”) and BPY AO LTIP Units of the Operating Partnership (“AO LTIP Options”) to certain participants. In connection with the Privatization, in-the-money options were cashed out and out-of-the-money options were cancelled related to both GGP LTIP plans.

As of December 31, 2021, the total number of GGP Options outstanding was nil (December 31, 2020 - 136,662 with a weighted average exercise price of $26.05).

As of December 31, 2021, the total number of GGP AO LTIP outstanding was nil (December 31, 2020 - 1,079,069 with a weighted average exercise price of $22.54).

NOTE 29. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive (loss) income consists of the following:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation (losses) gains in respect of foreign operations	$(467)	$87	$207
Reclassification of realized foreign currency translation gains to net income on disposition of foreign operations	27	—	26
Gains (losses) on hedges of net investments in foreign operations, net of income tax expense (benefit) of nil (2020 - nil; 2019 - $2 million)	163	650	(176)
Reclassification of hedges of net investment in foreign operations (losses) to net income on disposition of foreign operations	—	—	6
	(277)	737	63
Cash flow hedges
Gains on derivatives designated as cash flow hedges, net of income tax expense (benefit) of $(12) million (2020 - $4 million; 2019 - $4 million)	95	116	21
	95	116	21
Equity accounted investments
Share of unrealized foreign currency translations (losses) gains in respect of foreign operations	(2)	4	—
Reclassification gains from hedges of net investment in foreign operation to net income on disposition of foreign operations	—	—	1
Share of gains (losses) on derivatives designated as cash flow hedges, net of income tax expense (benefit) of nil (2020 - nil; 2019 – nil)	56	(62)	(51)
	54	(58)	(50)
Items that will not be reclassified to net income:
Unrealized (losses) gains on securities - FVTOCI, net of income tax benefit of $59 million (2020 - $11 million; 2019 - $6 million)	(33)	17	(7)
Share of revaluation surplus (losses) on equity accounted investments, net of income tax expense (benefit) of nil (2020 - nil; 2019 - nil)	354	(206)	16
Net remeasurement gains (losses) on defined benefit plan, net of income tax expense of nil (2020 – nil; 2019 – nil)	—	(1)	(1)
Revaluation surplus (loss), net of income tax expense of $(120) million (2020 –$49 million; 2019 – $22 million)	811	(191)	281
	1,132	(381)	289
Total other comprehensive income (loss)	$1,004	$414	$323

NOTE 30. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
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

At December 31, 2021, the partnership had commitments totaling:
•approximately $815 million for the development of Manhattan West in Midtown New York, 1100 Avenue of the Americas redevelopment in Midtown New York, Greenpoint Landing in Brooklyn, 755 Figueroa in Los Angeles and Halley Rise in Washington, D.C; and

•approximately A$259 million ($188 million) primarily for the development of 1 The Esplanade in Sydney and Elizabeth Quay in Perth.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion BSREP I fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of December 31, 2021, there remained approximately $150 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion BSREP II fund to which the partnership had committed $2.3 billion as lead investor. As of December 31, 2021, there remained approximately $785 million of uncontributed capital commitments.

In November 2017, Brookfield Asset Management announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund to which the partnership had committed $400 million as lead investor. As of December 31, 2021, there remained approximately $160 million of uncontributed capital commitments.

In September 2018, Brookfield Asset Management announced the final close of the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of December 31, 2021, there remained approximately $105 million of uncontributed capital commitments.

In January 2019, Brookfield Asset Management announced the final close on the $15.0 billion BSREP III fund to which the partnership has committed $1.0 billion. As of December 31, 2021, there remained approximately $220 million of uncontributed capital commitments.

In October of 2020, Brookfield Asset Management announced the final close on the €619 million ($704 million) Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($114 million). As of December 31, 2021, there remained approximately €20 million ($21 million) of uncontributed capital commitments.

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

NOTE 31. LIQUIDITY AND CAPITAL MANAGEMENT
The capital of the partnership’s business consists of debt obligations, capital securities, preferred stock and equity. The partnership’s objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support its operations and reducing its weighted average cost of capital to improve its return on equity. As at December 31, 2021, capital totaled $100 billion (December 31, 2020 - $99 billion).

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
◦Property acquisitions; and
◦Future development.

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

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2021. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership. The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2022 to 2023, however, approximately 2% of its debt obligations represent non-recourse mortgages where the partnership has suspended contractual payment, and is currently engaging in modification or restructuring discussions with the respective creditors. The partnership is generally seeking relief given the circumstances resulting from the current economic slowdown, and may or may not be successful with these negotiations. If the partnership is unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

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

The table below presents the partnership’s contractual obligations as of December 31, 2021:

(US$ Millions)		Payments due by period
Dec. 31, 2021	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations(1)	$52,570	$13,975	$8,043	$11,573	$5,626	$6,565	$6,788
Capital securities	3,085	61	999	564	—	546	915
Lease obligations	3,414	72	44	44	44	43	3,167
Commitments(2)	1,144	963	166	13	2	—	—

Interest expense(3):
Debt obligations	6,392	1,751	1,489	1,098	756	494	804
Capital securities	722	162	149	151	112	115	33
Interest rate swaps	60	35	25	—	—	—	—
(1)Debt obligations excludes deferred financing costs of $249 million.
(2)Primarily consists of construction commitments on commercial developments.
(3)Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 32. FINANCIAL INSTRUMENTS
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

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2021 and 2020:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2021	Interest rate caps of US$ LIBOR debt	$9,590	2.5% - 5.0%	Jan. 2022 - Jun. 2024	$—
	Interest rate swaps of US$ LIBOR debt	2,130	1.0% - 2.6%	Nov. 2022 - Feb. 2024	(50)
	Interest rate caps of £ LIBOR debt	2,301	1.0% - 2.5%	Jan. 2022 - Dec. 2023	—
	Interest rate caps of £ SONIA debt	974	2.0%	Oct. 2022 - Mar. 2025	5
	Interest rate caps of € EURIBOR debt	102	1.3%	Apr. 2022	—
	Interest rate caps of C$ LIBOR debt	240	2.0%	Oct. 2022	—
	Interest rate swaps of AUD BBSW/BBSY debt	422	0.8% - 1.6%	Apr. 2023 - Apr. 2024	—
Dec. 31, 2020	Interest rate caps of US$ LIBOR debt	$8,371	2.5% - 5.5%	May. 2021 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,380	1.0% - 2.6%	Nov. 2022 - Feb. 2024	(112)
	Interest rate caps of £ LIBOR debt	3,198	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate caps of € EURIBOR debt	119	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	189	3.0%	Oct. 2021 - Oct. 2022	—
	Cross currency swaps of C$ LIBOR Debt	447	0.8% - 1.6%	Apr. 2023 - Apr. 2024	(11)

For the year ended December 31, 2021, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (December 31, 2020 - nil).

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2021 and 2020:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2021	Net investment hedges		€389	€0.81/$ - €0.88/$	Jul. 2022 - Sep. 2024	(2)
	Net investment hedges		£4,395	£0.71/$ - £0.76/$	Jun. 2022 - Mar. 2023	(89)
	Net investment hedges	A$	974	A$1.35/$ - A$1.41/$	Mar. 2022 - Mar. 2023	(14)
	Net investment hedges	C¥	1,596	C¥6.68/$ - C¥6.99/$	Jun. 2022 - Jun. 2023	(7)
	Net investment hedges	C$	185	C$1.26/$ - C$1.31/$	Mar. 2023 - Mar. 2024	(2)
	Net investment hedges	R$	2,546	R$5.87/$ - R$6.54/$	Sep. 2022 - Oct. 2022	(5)
	Net investment hedges	₩	720,095	₩1,165.75/$ - ₩1,197.6/$	Jun. 2022 - Jun. 2023	4
	Net investment hedges	Rs	75,690	Rs76.35/$ - Rs87.13/$	Jan. 2022 - Jul. 2024	(27)
	Net investment hedges		£90	£0.91/€	Apr. 2022	9
	Cross currency swaps of C$ LIBOR debt	C$	2,500	C$1.25/$ - C$1.38/$	Jul. 2023 - Jan. 2027	56
Dec. 31, 2020	Net investment hedges		€—	€0.87/$ - €0.88/$	Sep. 2021 - Sep. 2021	$1
	Net investment hedges		£201	£0.50/$ - £1.08/$	Mar. 2021 - Dec. 2021	5
	Net investment hedges	A$	240	A$1.34/$ - A$1.52/$	Jun. 2021 - Dec. 2021	3
	Net investment hedges	C¥	813	C¥4.02/$ - C¥7.43/$	Mar. 2021 - Sep. 2021	(11)
	Net investment hedges	R$	620	R$5.20/$	Mar. 2021 - Mar. 2021	(3)
	Net investment hedges	₩	720,095	₩914.84/$ - ₩1,169.58/$	Mar. 2021 - Jun. 2022	(54)
	Net investment hedges	Rs	4,703	Rs76.28/$	Jun. 2021 - Jun. 2021	(2)
	Net investment hedges		£90	£0.89/€ - £0.93/€	Apr. 2021 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	2,400	C$0.81/$ - C$1.70/$	Oct. 2021 - Jan. 2027	66

For the years ended December 31, 2021 and 2020, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of December 31, 2021 and 2020:

(US$ millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2021	Interest rate caps	$5,388	2.0% - 7.9%	Jan. 2022 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	3.2% - 6.4%	Jun. 2022 - Jun. 2033	(253)
	Interest rate swaps of US$ debt	1,696	0.8% - 5.1%	Nov. 2022 - Mar. 2024	(8)
	Embedded derivative	25	0.0%	Aug. 2025 - Aug. 2026	—
Dec. 31, 2020	Interest rate caps	$3,560	3.0% - 5.0%	Jan. 2021 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	2.7% - 6.4%	Mar. 2021 - Jun. 2030	(308)
	Interest rate swaps of US$ debt	1,746	0.8% - 5.1%	Jun. 2021 - Mar. 2024	(32)
	Interest rate swaptions	350	2.0%	Mar. 2031 - Mar. 2031	—

The partnership recognized fair value losses of approximately $31 million (December 31, 2020 - losses of $45 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

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

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the consolidated financial statements:

		Dec. 31, 2021		Dec. 31, 2020
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	225	225	216	216
Other non-current assets
Securities - FVTPL	FVTPL	2,200	2,200	1,612	1,612
Derivative assets	FVTPL	111	111	72	72
Securities - FVTOCI	FVTOCI	108	108	86	86
Restricted cash	Amortized cost	356	356	241	241
Current assets
Securities - FVTPL	FVTPL	—	—	107	107
Derivative assets	FVTPL	33	33	164	164
Accounts receivable(1)	Amortized cost	1,128	1,128	758	674
Restricted cash	Amortized cost	331	331	292	292
Cash and cash equivalents	Amortized cost	2,576	2,576	2,473	2,473
Total financial assets		$7,068	$7,068	$6,021	$5,937
Financial liabilities
Debt obligations(2)	Amortized cost	$55,327	$55,474	$54,717	$54,897
Capital securities	Amortized cost	2,226	2,226	2,170	2,170
Capital securities - fund subsidiaries	FVTPL	859	859	863	863
Other non-current liabilities
Accounts payable	Amortized cost	500	500	437	437
Derivative liabilities	FVTPL	277	277	272	272
Accounts payable and other liabilities
Accounts payable and other(3)	Amortized cost	2,097	2,097	2,110	2,110
Loans and notes payable	Amortized cost	899	899	1,062	1,062
Derivative liabilities	FVTPL	221	221	416	416
Total financial liabilities		$62,406	$62,553	$62,047	$62,227
(1)Includes other receivables associated with assets classified as held for sale on the consolidated balance sheets in the amounts of $276 million and $5 million as of December 31, 2021 and December 31, 2020, respectively.
(2)Includes debt obligations associated with assets classified as held for sale on the consolidated balance sheets in the amount of $3,006 million and $380 million as of December 31, 2021 and December 31, 2020, respectively.
(3)Includes accounts payable and other liabilities associated with assets classified as held for sale on the consolidated balance sheets in the amount of $76 million and $16 million as of December 31, 2021 and December 31, 2020, respectively.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2021				Dec. 31, 2020
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities designated as FVTPL	17	218	1,965	2,200	—	123	1,596	1,719
Securities designated as FVTOCI	13	—	95	108	—	—	86	86
Derivative assets	—	144	—	144	—	236	—	236
Total financial assets	$30	$362	$2,060	$2,452	$—	$359	$1,682	$2,041

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$859	$859	$—	$—	$863	$863
Derivative liabilities	—	498	—	498	—	688	—	688
Total financial liabilities	$—	$498	$859	$1,357	$—	$688	$863	$1,551

During the year ended December 31, 2021, the partnership transferred its preferred shares in an operating company from Level 3 to Level 1, as the operating company underwent an initial public offering. The carrying value of the investment at December 31, 2021 is 17 million. There were no transfers between levels during the year ended 2020. The following table presents the valuation techniques and inputs of the partnership’s Level 2 assets and liabilities:

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

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of December 31, 2021 and 2020:

	Dec. 31, 2021		Dec. 31, 2020
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	$1,682	$863	$1,371	$922
Additions	553	—	324	—
Dispositions	(88)	—	(10)	—
Fair value (losses) gains, net and OCI	366	2	(3)	(59)
Other	(453)	(6)	—	—
Balance, end of year	$2,060	$859	$1,682	$863

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

The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the partnership’s variable rate liabilities and fixed rate debt maturing within one year:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Variable rate property debt	$255	$236
Fixed rate property debt due within one year	31	30
Total	$286	$266

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
The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	Dec. 31, 2021
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	339	$(27)	$—
Australian Dollar	A$	1,708	(124)	—
British Pound		£6,375	(863)	—
Euro		€1,297	(147)	—
Brazilian Real	R$	745	(13)	—
Indian Rupee	Rs	617	(1)	—
Chinese Yuan	C¥	730	(11)	—
South Korean Won	₩	289,443	—	—
United Arab Emirates Dirham	AED	342	(9)	—
Czech Koruna	CZK	5	—	—
Hungarian Forint	HUF	5	—	—
Total			$(1,195)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2020
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	521	$(41)	$—
Australian Dollar	A$	2,056	(158)	—
British Pound		£4,206	(575)	—
Euro		€328	(40)	—
Brazilian Real	R$	3,364	(65)	—
Indian Rupee	Rs	28,281	(39)	—
Chinese Yuan	C¥	1,084	(17)	—
South Korean Won	₩	204,795	(19)	—
United Arab Emirates Dirham	AED	708	(19)	—
Czech Koruna	CZK	8	—	—
Hungarian Forint	HUF	334	—	—
Poland Zloty	PLN	3	—	—
Total			$(973)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2019
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	377	$(29)	$—
Australian Dollar	A$	2,154	(151)	—
British Pound		£3,275	(434)	—
Euro		€339	(38)	—
Brazilian Real	R$	3,310	(82)	—
Indian Rupee	Rs	26,628	(37)	—
Hong Kong Dollar	HK$	—	—	—
Chinese Yuan	C¥	933	(13)	—
South Korean Won	₩	160,969	(14)	—
United Arab Emirates Dirham	AED	683	(19)
Czech Koruna	CZK	10	—
Hungarian Forint	HUF	314	—
Poland Zloty	PLN	3	—	—
Total			$(817)	$—
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

NOTE 33. RELATED PARTIES
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

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, which was amended in connection with the Privatization, the partnership pays a management fee (“base management fee”), to the service providers. For the third and fourth quarters of 2021, the management fee was calculated one quarter in arrears based on the equity attributable to Unitholders of the Core Office, Core Retail and Corporate segments. Prior to the Privatization, the partnership paid a base management fee equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million, plus annual inflation adjustments. Post-Privatization, The management fee is calculated as 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for the partnership’s Core Office, Core Retail and the

Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of CanHoldco. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments. In connection with the GGP acquisition, the Master Services Agreement was amended so that the base management fee took into account any management fee payable by BPYU under its master services agreement with Brookfield Asset Management and certain of its subsidiaries. For the year ended December 31, 2021, the partnership paid a base management fee of $155 million (2020 - $73 million; 2019 - $107 million).

In connection with the issuance of Preferred Equity Units to the Class A Preferred Unitholder in 2014, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from the Class A Preferred Unitholder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity. On December 30, 2021, BAM acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for REUs. The Class A Preferred Units, Series 1 were subsequently cancelled.

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	(378)	(91)
Loans and notes receivable	170	50
Receivables and other assets	71	59
Deposit payable to Brookfield Asset Management(1)	(680)	(754)
Property-specific obligations	(250)	—
Loans and notes payable and other liabilities	(259)	(313)
Preferred shares held by Brookfield Asset Management	(1,015)	(15)
Brookfield Asset Management interest in Canholdco	(2,083)	—
(1) As of December 31, 2021, a $680 million on-demand deposit was payable to Brookfield Asset Management, provided for in the deposit agreement between the partnership and Brookfield Asset Management. The deposit limit was increased to $3.0 billion in the second quarter of 2021.

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
Transactions with related parties:
Commercial property revenue(1)	$35	$32	$26
Management fee income	42	32	35
Participating loan interests (including fair value gains, net)(2)	—	—	50
Income from equity accounted investments	26	(11)	(12)
Interest expense on debt obligations	24	19	48
Interest on capital securities held by Brookfield Asset Management	—	—	8
General and administrative expense(2)	271	164	198
Construction costs(3)	132	265	411
Return of capital distributions on Brookfield Asset Management’s interest in Canholdco	176	—	—
Distributions on Brookfield Asset Management’s interest in Canholdco	369	—	—
Incentive Fees(4)	35	16	104
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

During the fourth quarter of 2021, the partnership sold two multifamily assets in the U.S. for approximately $73 million and a partial interest in an office asset in the U.K. for approximately $101 million to Brookfield Real Estate Income Trust Inc.

On September 13, 2021, the partnership issued approximately 34 million Redeemable/Exchangeable Partnership Units and non-voting perpetual preferred shares of two of the partnership’s subsidiary holding entities to affiliates of Brookfield Asset Management for aggregate consideration of $2 billion.

On July 26, 2021, Brookfield Asset Management completed its previously announced acquisition of all of the LP units of BPY it did not previously own. Cash consideration was funded to the partnership by BAM in exchange for approximately

$2.5 billion of Canholdco Common Shares, which is accounted for as non-controlling interests by BPY, with the remainder for New LP Preferred Units. For the year ended December 31, 2021, distributions of $369 million were paid to BAM related to the Canholdco Common Shares. Refer to Note 3, Privatization of the Partnership, for further detail.

On June 29, 2021, Brookfield Premier Real Estate Partners Australia acquired Brookfield Place Sydney from BSREP I for approximately $153 million.

During the year ended December 31, 2020, the partnership issued 9,416,816 LP Units at $11.36 per unit, 2,696,841 LP Units at $12.00 per unit, 5,967,063 LP Units at $12.65 per unit, 13,392,277 LP Units at $13.92 per unit, and 18,715,912 Redeemable/Exchangeable Partnership Units at $12.00 per unit to Brookfield Asset Management.

During the third quarter of 2020, the partnership completed the recapitalization of the Atlantis with an investment from a Brookfield Asset Management affiliate. Refer to Note 6, Equity Accounted Investments and Note 8, Property, Plant And Equipment for further detail.

NOTE 34. PAYROLL EXPENSE
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

NOTE 35. SEGMENT INFORMATION
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

b)Basis of measurement
The CODM measures and evaluates the operating performance of the partnership’s operating segments based on funds from operations (“FFO”). This performance metric does not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. Management believes that while not an IFRS measure, FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance.

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

b)    Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the year ended December 31, 2021, 2020, and 2019.

(US$ Millions)	Total revenue			FFO
Years ended Dec. 31,	2021	2020	2019	2021	2020	2019
Core Office	$2,198	$2,049	$2,149	$539	$495	$582
Core Retail	1,510	1,612	1,589	450	521	707
LP Investments	3,387	2,920	4,452	179	64	268
Corporate	5	12	13	(590)	(373)	(410)
Total	$7,100	$6,593	$8,203	$578	$707	$1,147

The following summary presents the detail of total revenue from the partnership’s operating segments for the year ended December 31, 2021, 2020 and 2019:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2021
Core Office	$1,467	$442	$9	$280	$2,198
Core Retail	1,113	259	—	138	1,510
LP Investments	1,639	243	1,064	441	3,387
Corporate	—	—	—	5	5
Total	$4,219	$944	$1,073	$864	$7,100

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2020
Core Office	$1,429	$446	$6	$168	$2,049
Core Retail	1,166	284	—	162	1,612
LP Investments	1,805	267	696	152	2,920
Corporate	—	—	—	12	12
Total	$4,400	$997	$702	$494	$6,593

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2019
Core Office	$1,426	$477	$12	$234	$2,149
Core Retail	1,082	312	—	195	1,589
LP Investments	2,077	317	1,897	161	4,452
Corporate	—	—	—	13	13
Total	$4,585	$1,106	$1,909	$603	$8,203

The following summaries presents share of net earnings from equity accounted investments and interest expense from the partnership’s operating segments for the year ended December 31, 2021, 2020, and 2019.

(US$ Millions)	Share of net earnings from equity accounted investments			Interest expense
Years ended Dec. 31,	2021	2020	2019	2021	2020	2019
Core Office	$644	$150	$716	$(570)	$(586)	$(606)
Core Retail	472	(743)	1,179	(649)	(647)	(683)
LP Investments	(96)	(156)	74	(1,069)	(1,104)	(1,389)
Corporate	—	—	—	(305)	(255)	(246)
Total	$1,020	$(749)	$1,969	$(2,593)	$(2,592)	$(2,924)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of December 31, 2021 and 2020:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Core Office	$37,661	$36,547	$18,172	$17,439	$9,819	$8,866
Core Retail	30,585	31,466	14,316	17,429	9,945	9,685
LP Investments	43,403	39,609	27,516	25,076	1,043	1,168
Corporate	355	329	6,995	6,484	—	—
Total	$112,004	$107,951	$66,999	$66,428	$20,807	$19,719

The following summary presents a reconciliation of FFO to net income for the years ended December 31, 2021, 2020, and 2019:

(US$ Millions) Years ended Dec. 31,	2021	2020	2019
FFO(1)	$578	$707	$1,147
Depreciation and amortization of real estate assets	(203)	(249)	(283)
Fair value gains (losses), net	2,521	(1,322)	596
Share of equity accounted income (losses) - non-FFO	404	(1,403)	1,055
Income tax (expense)	(490)	(220)	(196)
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	(1,534)	129	(363)
Net income (loss) attributable to unitholders(2)	1,276	(2,358)	1,956
Non-controlling interests of others in operating subsidiaries and properties	2,223	300	1,201
Net income (loss)	$3,499	$(2,058)	$3,157
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

The following summary presents financial information by the partnership’s geographic regions in which it operates:

	Total revenue for the years ended Dec. 31,			Total non-current assets as at Dec. 31,
(US$ Millions)	2021	2020	2019	2021	2020
United States	$4,911	$4,743	$5,926	$64,695	$68,769
Canada	421	424	536	5,446	5,461
Australia	322	182	210	4,081	3,765
Europe	887	592	901	16,956	15,724
Brazil	71	82	117	656	1,396
China	3	94	6	294	91
India	274	287	288	4,191	4,045
South Korea	211	189	219	—	3,518
United Arab Emirates	—	—	—	250	173
Total	$7,100	$6,593	$8,203	$96,569	$102,942

NOTE 36. SUBSEQUENT EVENTS

On February 1, 2022, the board of directors declared the following quarterly distribution on the partnership’s:
–LP Units of $0.35 per unit ($1.40 on an annualized basis) payable on March 31, 2022 to unitholders of record at the close of business on February 28, 2022;

–Class A Cumulative Redeemable Perpetual Units, Series 1, $0.40625 per unit ($1.625 on an annualized basis) payable on March 31, 2022 to unitholders of record on March 1, 2022;

–Class A Cumulative Redeemable Perpetual Units, Series 2, $0.3984375 per unit ($1.59375 on an annualized basis) payable on March 31, 2022 to unitholders on March 1, 2022;

–Class A Cumulative Redeemable Perpetual Units, Series 3, $0.359375 per unit ($1.4375 on an annualized basis) payable on March 31, 2022 to unitholders of record on March 1, 2022; and

–New LP Preferred Units, $0.390625 per unit ($1.5625 on an annualized basis) payable on March 31, 2022 to unitholders of record on March 1, 2022.

On February 14, 2022, the partnership sold its investment in a portfolio of triple net lease assets for $3.8 billion, which was presented in assets held for sale as of December 31, 2021.

On February 23, 2022, the partnership sold its investment in an extended-stay hospitality portfolio for $1.5 billion, which was presented in assets held for sale as of December 31, 2021.

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION
The table below presents the partnership’s number of commercial properties, the related fair value, debt obligations, weighted average year of acquisition and weighted average year of construction by asset class as of December 31, 2021.

	Dec. 31, 2021
	Number of properties	Fair value(1)	Debt(2)	Weighted average year of acquisition(3)	Weighted average year of construction(3)
(US$ millions, except where noted)
Core Office
United States	36	$14,365	$8,412	2004	1986
Canada	20	4,601	1,941	2002	1994
Australia	10	2,618	1,994	2011	2008
Europe	3	2,539	1,522	2020	2019
Brazil	1	89	52	2015	2017
	70	$24,212	$13,921	2006	1994
Core Retail	55	18,959	9,627	2018	1975
Opportunistic Office	101	7,877	4,862	2016	1992
Opportunistic Retail	19	1,936	1,275	2015	1978
Multifamily	23	1,526	1,200	2016	1989
Student Housing	55	3,056	1,601	2017	2013
Manufactured Housing	165	3,676	2,557	2017	1974
Mixed-Use	3	213	2,019	2018	1992
Total	$491	$61,455	$37,062	2013	1987
(1)Excludes right-of-use assets, development properties and land/parking lots with a fair value of $3,132 million.
(2)Excludes debt related to development properties and land in the amount of $979 million, unsecured and corporate facilities of $8,987 million, debt on hospitality assets of $5,542 million and deferred financing costs of $249 million.
(3)Weighted against the fair value of the properties at December 31, 2021.