Form 20-F
period 2022-12-31
Brookfield Property Partners L.P.
filed 2023-02-24
CIK 1545772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2022, there were outstanding 7,360,000 6.50% Class A Cumulative Redeemable Perpetual Units, Series 1, 10,000,000 6.375% Class A Cumulative Redeemable Perpetual Units, Series 2, 11,500,000 5.750% Class A Cumulative Redeemable Perpetual Units, Series 3, and 26,844,556 6.25% Class A Cumulative Redeemable Preferred Units, Series 1.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated Filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

In this Form 20-F, unless the context suggests otherwise, references to “we”, “us” and “our” are to Brookfield Property Partners L.P., the Property Partnership, the Holding Entities and the operating entities, each as defined below, taken together on a consolidated basis. Unless the context suggests otherwise, in this Form 20-F references to:

•“AO LTIP Units” are to the BPY AO LTIP Units of the Property Partnership;

•“Asset Management Company” are to Brookfield Asset Management ULC, which is owned 75%, directly and indirectly, by Brookfield Corporation and 25% by Brookfield Asset Management;

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

•“BN” are to Brookfield Corporation;

•“BPYU” are to Brookfield Properties Retail Holding LLC, formerly known as Brookfield Property REIT Inc., a wholly-owned subsidiary of our company;

•“BPYU Units” are to the shares of Class A Stock of BPYU;

•“BPY General Partner” are to the general partner of our company, which is Brookfield Property Partners Limited, an indirect wholly-owned subsidiary of Brookfield Corporation;

•“Brookfield” are to Brookfield Corporation (formerly Brookfield Asset Management Inc.) and any subsidiary of Brookfield Corporation, other than us and, unless the context otherwise requires, includes Brookfield Asset Management;

•“Brookfield Asset Management” or “BAM” or “the Manager” are to Brookfield Asset Management Ltd.;

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

•“Master Services Agreement” are to the third amended and restated master services agreement among the Service Recipients, the Service Providers, and certain other subsidiaries of Brookfield who are parties thereto, as may be amended from time to time;

•“New LP” means Brookfield Property Preferred L.P.;

•“New LP General Partner” are to the general partner of New LP, which is the Property Partnership, whose managing general partners is BPY, whose general partner is Brookfield Property Partners Limited, an indirect wholly-owned subsidiary of Brookfield Corporation;

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

•“Privatization” means the acquisition by Brookfield Corporation on July 26, 2021 of all LP Units and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP”) Units that it did not previously own;

•“Property Partnership” or the “Operating Partnership” are to Brookfield Property L.P., a Bermuda exempted limited partnership;

•“Property Partnership Preferred Units” are to the preferred limited partnership units of the Property Partnership, currently consisting of the Class A Preferred Units and the Class A Cumulative Redeemable Perpetual Units, Series 5, 6 and 7;

•“Property Special LP” are to Brookfield Property Special L.P., an indirect wholly-owned subsidiary of the Asset Management Company, which is the sole special limited partner of the Property Partnership;

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

•“Service Recipients” are to our company, the Property Partnership, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating entity; and

•“Spin-off” are to the special dividend of LP Units by Brookfield Corporation on April 15, 2013 as described under Item 4.A. “Information on the Company - History and Development of the Company”.

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

Use of Non-IFRS Measures

To measure our performance, we focus on net operating income (“NOI”), funds from operations (“FFO”), Company FFO (“CFFO”) and equity attributable to Unitholders. These performance metrics do not have standardized meanings prescribed by IFRS as issued by the IASB and therefore may differ from similar metrics used by other companies. We define each of these measures as described under Item 5.A. “Operating and Financial Review and Prospects - Non-IFRS Financial Measures”.

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

• Risks relating to the phasing out of the London Interbank Offered Rate (“LIBOR”).

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

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. Some key impacts of general economic turmoil include contraction in credit markets resulting in a widening of credit spreads, devaluations and enhanced volatility in global equity, commodity and foreign exchange markets and a general lack of market liquidity. A slowdown in the financial markets or other key measures of the global economy or the local economies of the regions in which we operate, including, but not limited to, employment rates, business conditions, inflation, fuel and energy costs, commodity prices, lack of available credit, the state of the financial markets, interest rates and tax rates may adversely affect our growth and profitability.

A protracted decline in economic conditions will cause downward pressure on our operating margins and asset values as a result of lower demand for space. A prolonged downturn in the markets in which we operate would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue.

Adverse changes in economic conditions will also make it more challenging to forecast our operating results and make business decisions, including regarding prioritization of investments in our business. An economic downturn or increased uncertainty may also materially impact revenues, profits and cash flow; volatile energy, commodity input and consumables prices and currency exchange rates could materially impact costs; and poor local or regional economic conditions could materially impact the level of traffic to our properties. An economic downturn would also lead to higher borrowing costs or reduced availability of capital markets, reduced liquidity, adverse impacts on our service providers, failures of counterparties including financial institutions and insurers, asset impairments and declines in the value of our financial instruments. The devaluation and volatility of global stock markets could also materially impact the valuation of our units.

We are subject to interest rate risk and the rise in interest rates has and will continue to adversely affect us and the value of an investment in our units, the New LP Preferred Units and our operational cash flows.

A number of our assets are interest rate sensitive: increases in long-term interest rates will, absent all else, increase our interest rate expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions to the extent we reduce the amount we offer to pay for properties, due to the effect of increased interest rates, to a price that sellers may not accept. Although interest rates have remained at relatively low levels on a historical basis, in many jurisdictions in which we operate, a period of sharply rising interest rates may cause certain market dislocations that could negatively impact our financial performance, increase the cost of debt financing and thereby negatively impact the ability of our managed assets to obtain attractive financing or refinancing and could increase the cost of such financing if obtained. Interest rate increases would impact the amount of revenue generated by our managed assets and may lead to an increase in the amount of cash required to service our obligations. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

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

•we may not be able to refinance indebtedness on our properties at maturity due to business and market factors, including: disruptions in the capital and credit markets (including the rise in interest rates); the estimated cash flows of our properties and other assets; the value of our properties and other assets; and financial, competitive, business and other factors, including factors beyond our control; and

•if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness.

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

We are subject to risks relating to liquidity requirements.

Our partnership has significant liquidity requirements. Adverse market and economic conditions may negatively impact the sources of liquidity necessary or desirable to effectively operate our business. Reduced or restricted liquidity could impact our ability to continue to grow and expand our business, diversify our assets promptly in response to changing economic or investment conditions, fund our capital commitments, deleverage our portfolio and make cash distributions. Our liquidity is substantially dependent on the pace and size of investments and realizations in our LP Investments segment. Large commercial properties like the ones that we own can be hard to sell, especially if local market conditions are poor. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions reduce our ability to respond to changes in the performance of our assets and could adversely affect our financial condition and results of operations.

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

Some businesses increasingly permit employee work from home, flexible work schedules, open workplaces, videoconferences and teleconferences and sustained hesitancy regarding return-to-office following COVID-19 related shutdowns could limit the amount of office leasing we are able to execute. There is also an increasing trend of businesses utilizing shared office and co-working spaces. These practices enable businesses to reduce their space requirements. These trends could over time erode the overall demand for office space and, in turn, place downward pressure on occupancy, rental rates and property valuations. A reduced demand for office space could have an adverse impact on our business, cash flow, financial condition and results of operations.

We are subject to risks that affect the retail environment.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, inflation, lack of available consumer credit, industry slowdowns and plant closures, low consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. Any of these factors could negatively affect consumer spending and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

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

We are subject to risks associated with pandemics, epidemics and other public health emergencies, including COVID-19.

Our business could be exposed to effects of pandemics/epidemics such as COVID-19 (including the emergence and progression of new variants), which could materially adversely impact our operations.

A local, regional, national or international outbreak of a contagious disease, such as COVID-19, which spread across the globe at a rapid pace impacting global commercial activity and travel, or future public health crises, epidemics or pandemics, could materially and adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences that are beyond our control.

The ongoing prevalence of COVID-19, the emergence and progression of new variants and the actions taken in response to COVID-19 by government authorities across various geographies in which we and our businesses operate have interrupted business activities and supply chains, disrupted travel, contributed to significant volatility in the financial markets, impacted social conditions and adversely affected local, regional, national and international economic conditions as well as the labor market. There can be no assurance that strategies that we employ to address potential disruptions in operations will mitigate the adverse impacts of any of these factors.

The longer-term economic impacts of COVID-19 will depend on future developments, which are highly uncertain, constantly evolving and difficult to predict. These developments may include the risk of new and potentially more severe variant strains of COVID-19. Additional actions that may be taken to contain COVID-19, such as reimposing previously lifted measures or putting in place additional restrictions, depending on their nature, duration and intensity, could have a material adverse effect on our business, financial position, results of operations or cash flows. Also, the pace, availability, distribution, acceptance and effectiveness of vaccines may affect the impact of the variant strains on our business.

In addition, the potential effects of COVID-19 on our employees or the employees of our operating companies or other companies with which we and they do business could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of the pandemic could have a material impact on the adverse effects we experience. These events, which are beyond our control, could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.

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

We are subject to a number of privacy laws and laws and regulations governing payments and contributions to public officials or other third parties. The global focus on anti-bribery and corruption enforcement may lead to investigations, both formal and informal, in this area, the results of which cannot be predicted. Different laws that are applicable to us may contain conflicting provisions, making our compliance more difficult. The policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation and privacy legislation may be inadequate. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by companies in which we or our funds invest.

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

Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non-tropical storms. We own buildings in locations that may be particularly susceptible to climate stress events or adverse localized effects of climate change, including but not limited to sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations or the operations of our tenants and negatively impact our financial performance. To the extent these events result in significant damage to or closure of one or more of our buildings, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. Although we work to mitigate these risks by securing adequate insurance to cover damage that may be incurred through adverse weather incidents or business interruption, through our annual capital planning processes that assess resiliency factors related to climate change such as mitigating potential physical risks, increasing our properties’ energy efficiency, evaluating equipment end of life, increasing asset competitiveness and by taking up technologies that seek to lower our overall greenhouse gas (“GHG”) emissions , we can provide no assurance that such efforts will be effective.

Transition risk refers to economic, societal and technological challenges resulting from the shift to a low carbon economy that may be seen in changes to climate and energy policies, shifts to low-carbon technologies and liability issues that can vary substantially depending on scenarios for policy and technology changes. Although we work to mitigate these risks by undertaking internal climate change transition risk reviews within parts of our business and developing awareness and competency in other parts, we can provide no assurance that such efforts will be effective.

We believe, to address climate change, the world will have to transition to a net zero-carbon economy. We are proactively evolving our portfolio of investments consistent with this imperative. As demand and needs shift, our investment strategy will continue to adapt in line with broader trends and opportunities to ensure we continue to perform for our investors. Although we are incorporating climate change implications as part of underwriting, focusing on assets that are essential for the economies in which we invest, meet societal needs and that we believe will appreciate in value over time and driving efficiencies across our businesses, contributing to lower environmental impact and improved operations, we can provide no assurance that such efforts will be effective.

We have launched various initiatives to formalize our commitment to achieving net zero GHG emissions and better understand our climate change risks and incorporate these considerations into risk management activities. We support Brookfield’s commitment to the Net Zero Asset Managers initiative and the goal of achieving net zero GHG emissions by 2050 or sooner. In the second quarter of 2022, Brookfield submitted its 2030 net-zero interim target, setting out its commitment to reduce emissions by two-thirds by 2030 across $147 billion (approximately one-third) of its assets under management from a 2020 base-line year. We can provide no assurance that such efforts will be effective.

In 2021, we undertook a phase one climate change risk analysis, and through this exercise, have identified certain assets that due to their geographical location may have heightened exposure to physical or transition risk. In 2022, we conducted several asset level analyses at properties identified as higher risk through the phase one climate change risk analysis, to validate this initial assessment, and have begun to execute strategies to mitigate potential climate change related risks at certain properties, however, we can provide no assurance that such efforts will be effective. We also continue to align with the recommendations from the Task Force on Climate-related Financial Disclosures to better measure and communicate risks, and are building up to a formal report for the 2022 reporting year.

Uncertainty regarding LIBOR may adversely affect the interest we pay under certain of our indebtedness

The Financial Conduct Authority (“FCA”) in the United Kingdom ceased compelling banks to submit rates for calculation of LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly-used USD LIBOR settings until June 30, 2023 and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.

We have certain outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our ability to obtain cost-effective financing. In addition, the transition of our existing LIBOR financing agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities.

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

On July 26, 2021, Brookfield Corporation acquired all of our LP Units. Since that time, our LP Units are no longer publicly traded and BPY is a wholly-owned subsidiary of Brookfield Corporation. Brookfield is also the sole shareholder of the BPY General Partner. As a result of its ownership of BPY and the BPY General Partner, Brookfield fully controls our and their activities (including the appointment and removal of directors) and exercises controlling influence over Property Partnership, for which our company is the managing general partner. In addition, the Service Providers, which are subsidiaries of Brookfield, provide management and administration services to us pursuant to our Master Services Agreement. Our company and the Property Partnership depend on the management and administration services provided by or under the direction of the Service Providers. Brookfield personnel that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of our company or the Property Partnership or to act exclusively for either of us. Such Service Providers are also expected to exercise their discretionary authority over BPY’s assets and governance more broadly, taking into account Brookfield’s own broader business interests given that BPY is a wholly-owned subsidiary of Brookfield, to cause BPY to enter into transactions that benefit Brookfield directly and that are likely to favor other Brookfield advisory clients over us. In seeking to manage business activities efficiently across all advisory clients, the Service Providers have discretion to apply certain restrictions to our investment and other activities, but not to those of other advisory clients, considering the relevant facts and circumstances it deems appropriate. As a result of the more limited protections under the U.S. Investment Advisers Act of 1940 (the “Advisers Act”) that will apply to BPY and our preferred unitholders compared to other Brookfield advisory clients, and due to Brookfield’s 100% ownership and control of BPY, Brookfield’s interests will significantly influence the Service Providers’ conduct and approach to these determinations. It is therefore possible that the outcome for BPY and our subsidiaries will be less favorable than otherwise would have been the case. Any failure to effectively manage our business operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

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

Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be managed and resolved in a manner that is not in our best interests or the best interests of our preferred unitholders.

Operating as a wholly-owned subsidiary of Brookfield involves a number of relationships that will give rise to conflicts of interest between us and our preferred unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our partnership and our preferred unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisers and service providers. In addition, following the Privatization, BPY has begun a program of asset dispositions which includes asset sales to other Brookfield advisory clients, and the terms of such dispositions will be determined by Brookfield in its sole discretion, and Brookfield will generally not seek consent from our preferred unitholders for these dispositions unless required to do so under the Advisers Act. These conflicts of interest considerations are described in detail under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest and Significantly Limited Fiduciary Duties”.

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

Our arrangements with Brookfield are managed in the context of a wholly-owned subsidiary relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

The terms of our arrangements with Brookfield were revised by Brookfield in the context of the Privatization. While the BPY General Partner’s independent directors are aware of the terms of these arrangements and approved the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties. While we are an advisory client of Brookfield for purposes of the Advisers Act, and therefore Brookfield will have a fiduciary duty to us, that duty will be limited significantly by the terms of our advisory agreements with Brookfield and the disclosures herein. As a result, our preferred unitholders will not receive the full protections of the Advisers Act with respect to services provided by Brookfield. In particular, as noted elsewhere, given that we are a wholly-owned subsidiary of Brookfield, it will take its broader interests into account when making decisions for BPY and will likely make recommendations and determinations that are different than those taken for other Brookfield advisory clients or that it would make under different circumstances.

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

Additionally, Brookfield will manage our investments and other activities taking into account Brookfield’s own interests given we are a wholly-owned subsidiary. Among other things, Brookfield expects to manage our investments and other activities in a manner that benefits Brookfield directly and that favors its broader business activities, including other Brookfield advisory clients. This management approach will affect, among other things, the type of investment opportunities that are allocated to us, the services that we provide Brookfield-held assets (including via other Brookfield advisory clients), how Brookfield addresses conflicts of interest that will arise in managing our investments and other activities, including through transactions, such as cross trades, the provision of operational services (including property management, development and construction management, and other services) and financing arrangements, and/or other transactions between Brookfield, other Brookfield advisory clients, or portfolio companies, on the one hand, and BPY, on the other hand. Among other things, Brookfield will generally not seek consent for these transactions unless required to do so under the Advisers Act or otherwise determined appropriate in Brookfield’s sole discretion. This approach to managing conflicts will be different than the approach Brookfield takes for its other advisory clients, for example because consent will be sought for a more limited set of conflicted transactions and, given Brookfield’s ownership of 100% of our limited partnership interests, Brookfield will take its broader interests (i.e., which extend beyond our partnership) into account in managing such conflicts of interest. Among other things, this will result in certain decisions being made (and restrictions applied) with respect to our investments and other activities that would not otherwise be made (or that would be made in a different manner) than if our limited partnership interests were held by third party investors. Brookfield’s own broader interests (including its interests in other Brookfield advisory clients) will significantly influence its conduct and approach to these determinations, including in a manner that is potentially adverse to our preferred unitholders. It is therefore likely that the outcome for BPY and certain of our subsidiaries will be less favorable than otherwise would have been the case.

The liability of the Service Providers is limited under our arrangements with them and we have agreed to indemnify the Service Providers against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to us than they otherwise would if acting solely for their own account.

Under our Master Services Agreement, the Service Providers have not assumed any responsibility other than to provide or arrange for the provision of the services described in our Master Services Agreement in good faith and will not be responsible for any action that the BPY General Partner takes in following or declining to follow its advice or recommendations. In addition, under our limited partnership agreement, the liability of the BPY General Partner and its affiliates, including the Service Providers, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud, gross negligence or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Providers under our Master Services Agreement is similarly limited. In addition, we have agreed to indemnify the Service Providers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by them or threatened in connection with our business, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Providers, except to the extent that such claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Providers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use and the extent of leverage in connection with acquisitions. The indemnification arrangements to which the Service Providers are a party may also give rise to legal claims for indemnification that are adverse to us and our preferred unitholders.

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

Except as set forth in the respective partnership agreements of BPY and New LP or as otherwise required by law, the preferred unitholders generally will have no voting rights. For example, New LP may sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions without the approval of the holders of New LP Preferred Units. Although the holders of New LP Preferred Units are entitled to limited protective voting rights with respect to certain matters, the New LP Preferred Units will generally vote as a separate class, or along with all other classes or series of the parity securities of New LP or other preferred units that New LP may issue upon which like voting rights have been conferred and are exercisable. As a result, the voting rights of holders of New LP Preferred Units may be significantly diluted, and the holders of such other classes or series of parity securities of New LP that New LP may issue in the future, may be able to control or significantly influence the outcome of any vote.

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

One of the factors that will influence the price of the Preferred Units and the New LP Preferred Units will be the distribution yield on the Preferred Units and the New LP Preferred Units (as a percentage of the price of such preferred units) relative to market interest rates. An increase in market interest rates may lead holders of such preferred units to expect a higher distribution yield, and higher interest rates would likely increase the issuer’s borrowing costs and potentially decrease funds available for distribution to the limited partners of such issuer, including the holders of the applicable preferred units. Accordingly, higher market interest rates could cause the market price of the preferred units to decrease. None of BPY or New LP has control over a number of factors, including economic, financial and political events, that impact market fluctuations in interest rates, which have in the past and may in the future experience volatility.

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

U.S. backup withholding tax may apply with respect to any Preferred Unitholder or New LP Preferred Unitholder who fails to timely provide BPY or New LP (or the applicable broker, clearing agent, nominee, or other intermediary) with an IRS Form W-9 or an appropriate IRS Form W-8, as applicable. See Item 10.E. “Taxation – U.S. Tax Considerations – Administrative Matters – Backup Withholding”. To the extent that any Preferred Unitholder or New LP Preferred Unitholder fails to timely provide the applicable form (or such form is not properly completed), BPY or New LP (as applicable) might treat such U.S. backup withholding taxes as an expense, which generally would be borne indirectly by all holders of partnership interests in BPY or New LP on a pro rata basis (including holders of equity interests who fully comply with their U.S. tax reporting obligations).

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

A U.S. Holder of Preferred Units of BPY may face adverse U.S. federal income tax consequences arising from the ownership of an indirect interest (by reason of holding Preferred Units) in a “passive foreign investment company” (“PFIC”) or “controlled foreign corporation” (“CFC”). Based on BPY’s treatment of distributions on Preferred Units as guaranteed payments for the use of capital, BPY intends to take the position that the PFIC and CFC rules generally do not apply to a U.S. Holder whose indirect interest in a PFIC or CFC arises solely by reason of owning Preferred Units. However, the treatment of preferred partnership interests under the PFIC and CFC rules is uncertain. There can be no assurance that the IRS or a court will not treat a U.S. Holder as subject to the PFIC or CFC rules that apply to U.S. holders of partnership interests in BPY generally. In such case, under the PFIC rules, any gain realized by a U.S. Holder upon the direct or indirect sale of, and certain “excess distributions” from, a PFIC would be taxable at ordinary income rates and subject to an additional tax equivalent to an interest charge on the deferral of income inclusions from the PFIC, unless the holder had made an election, if available, for current inclusions. Further, all or a portion of any gain realized upon the direct or indirect sale of a CFC might be taxable at ordinary income rates. For these and other PFIC and CFC consequences generally applicable to U.S. Holders, see “– Consequences to U.S. Holders of Preferred Units or New LP Preferred Units – Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY” and “– Consequences to U.S. Holders of Preferred Units or New LP Preferred Units – Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY” in Item 10.E “Taxation – U.S. Tax Considerations”.

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

Based on BPY’s and New LP’s organizational structure, as well as their expected income and assets, the BPY General Partner and New LP General Partner currently believe that BPY and New LP are unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If, contrary to expectation, BPY or New LP were deemed to be engaged in a U.S. trade or business, then a Non-U.S. Holder of Preferred Units or New LP Preferred Units (as applicable) generally would be required to file a U.S. federal income tax return, and distributions to such holder might be treated as “effectively connected income” (which would subject such holder to U.S. net income taxation and possibly “branch profits” tax in the case of a corporate Non-U.S. Holder) and might be subject to withholding tax imposed at the highest effective tax rate applicable to the Non-U.S. Holder. If BPY or New LP were engaged in a U.S. trade or business, then gain or loss from the sale of Preferred Units or New LP Preferred Units (as applicable) by a Non-U.S. Holder generally would be treated as effectively connected with such trade or business to the extent that the Non-U.S. Holder would have had effectively connected gain or loss had the applicable partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at regular U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. See Item 10.E. “Taxation – U.S. Tax Considerations – Consequences to Non-U.S. Holders of Preferred Units or New LP Preferred Units”.

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

Any capital gain arising from the disposition or deemed disposition of Preferred Units by a Non-Canadian Holder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the Preferred Units are “taxable Canadian property” of the Non-Canadian Holder, unless the Preferred Units are “treaty-protected property” to such Non-Canadian Holder. In general, Preferred Units will not constitute “taxable Canadian property” of a Non-Canadian Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of the Preferred Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect, of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the Preferred Units are otherwise deemed to be “taxable Canadian property”. The BPY General Partner does not expect the Preferred Units to be “taxable Canadian property” of any Non-Canadian Holder at any time but no assurance can be given in this regard. See Item 10.E. “Taxation – Certain Material Canadian Federal Income Tax Considerations”. Even if the Preferred Units constitute “taxable Canadian property”, the Preferred Units will be “treaty protected property” if the gain on the disposition of Preferred Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If the Preferred Units constitute “taxable Canadian property”, Non-Canadian Holders will be required to file a Canadian federal income tax return in respect of a disposition of Preferred Units unless the disposition is an “excluded disposition” (as discussed above). If Preferred Units constitute “taxable Canadian property”, Non-Canadian Holders should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of Preferred Units.

Non-Canadian Holders may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of “taxable Canadian property”.

Non-Canadian Holders who dispose of “taxable Canadian property”, other than “excluded property” and certain other property described in subsection 116(5.2) of the Tax Act (or who are considered to have disposed of such property on the disposition of such property by BPY or the Property Partnership), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the Non-Canadian Holder is required to report certain particulars relating to the transaction to CRA not later than 10 days after the disposition occurs. Preferred Units are not expected to be “taxable Canadian property” and neither BPY nor the Property Partnership is expected to dispose of property that is “taxable Canadian property”, but no assurance can be given in this regard.

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

While the BPY General Partner expects the Holding Entities to look-through BPY, the Property Partnership and New LP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Property Partnership or New LP, BPY or New LP may be unable to accurately or timely determine the residency of their partners for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of the partners. To the extent that BPY or New LP are unable to accurately or timely determine the residency of their partners, the Holding Entities will withhold Canadian federal withholding tax from payments made to the Property Partnership or New LP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian resident partners will be entitled to claim a credit for their proportionate share of such withholding taxes against their Canadian federal income tax liability, but Non-Canadian Holders will need to take certain steps to receive a refund or credit in respect of their proportionate share of such withholding taxes equal to the difference between the 25% withholding tax rate and the reduced withholding tax rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E. “Taxation – Certain Material Canadian Federal Income Tax Considerations” for further detail. Non-Canadian Holders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

The Preferred Units or New LP Preferred Units, as applicable, may or may not continue to be “qualified investments” under the Tax Act for Registered Plans.

Provided that the Preferred Units or New LP Preferred Units, as applicable, are listed on a “designated stock exchange” (which currently includes the Nasdaq and the TSX), the Preferred Units or New LP Preferred Units, as applicable, will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) and a tax-free savings account (“TFSA”) (all as defined in the Tax Act and collectively referred to herein as “Registered Plans”). However, there can be no assurance that Preferred Units or New LP Preferred Units, as applicable, will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by a RRSP, RRIF, TFSA, RDSP or RESP.

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

Under the SIFT Rules, BPY, the Property Partnership and New LP could each be a “SIFT partnership” if it is a “Canadian resident partnership”. However, the Property Partnership would not be a “SIFT partnership” if BPY is a “SIFT partnership” regardless of whether the Property Partnership is a “Canadian resident partnership” if the Property Partnership qualifies as an “excluded subsidiary entity” (as defined in the Tax Act). BPY, the Property Partnership and New LP will be a “Canadian resident partnership” if their central management and control is located in Canada. This determination is a question of fact and is expected to depend on where the BPY General Partner is located and exercises the central management and control of these partnerships. The BPY General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to BPY, the Property Partnership or New LP at any relevant time. However, no assurance can be given in this regard. If BPY, the Property Partnership or New LP is a “SIFT partnership”, the Canadian federal income tax consequences to Preferred Unitholders or New LP Preferred Unitholders, as applicable, could be materially different in certain respects from those described in Item 10.E. “Taxation – Certain Material Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

General Risks

Our failure to maintain effective internal controls could have a material adverse effect on our business.

Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conduct an evaluation of the effectiveness of our internal control over financial reporting. Effective December 31, 2022, we are a non-accelerated filer and the effectiveness of our internal control over financial reporting as of December 31, 2022 is not subject to attestation from our independent registered public accounting firm.

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

We are subject to risk relating to inflation.
Our company is impacted by rising inflationary pressures. As the COVID-19 economic recovery continues, inflation rates in jurisdictions that we operate in increased significantly in 2022, rising above the target inflation rate ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing, as well as overall challenges involved in reopening and managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. However, any sustained upward trajectory in the inflation rate will impact our ability to source suitable investment opportunities and we may not be able to offset inflationary increases in operating costs for our properties by increasing rents. Decreased consumer confidence and discretionary spending stemming from inflation may also reduce demand for our multifamily, student housing and hospitality businesses and negatively impact performance at our retail properties.

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

Our company was established by Brookfield Corporation as its primary vehicle to make investments across all strategies in real estate. Our goal is to be the leading global owner and operator of high-quality real estate. Prior to the Privatization (described below), our LP Units were listed on the Nasdaq and the TSX under the symbols “BPY” and “BPY.UN”, respectively. Our Preferred Units are listed on the Nasdaq under the symbols “BPYPP”, “BPYPO” and “BPYPN”, respectively.

On April 15, 2013, Brookfield Corporation completed a spin-off of its commercial property operations to our partnership which was effected by way of a special dividend of units of our partnership to holders of Brookfield Corporation’s Class A and B limited voting shares. Each holder of the shares received one partnership unit for approximately every 17.42 shares with Brookfield Corporation retaining units of our partnership, Redemption-Exchange Units, and a 1% general partner interest in the Property Partnership through Property Special LP. Our general partner is an indirect wholly-owned subsidiary of Brookfield Corporation and subsidiaries of Brookfield Asset Management provide management services to us pursuant to our Master Services Agreement.

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

On July 26, 2021, Brookfield Corporation acquired all of the LP Units and Exchange LP Units that it did not previously own (the “Privatization”). Pursuant to the terms of the transaction and subject to pro-ration, unitholders were able to elect to receive, per unit, $18.17 in cash, 0.4006 of a Brookfield Corporation class A limited voting share (“BN shares”) or 0.7268 of a New LP Preferred Unit. The New LP Preferred Units issued in the Privatization began trading on the TSX under the symbol “BPYP.PR.A” and Nasdaq under the symbol “BPYPM” on July 27, 2021. The LP Units were delisted from the TSX and Nasdaq at market close on July 26, 2021.

The outstanding BPYU Units were acquired in connection with the transaction in accordance with the terms of the BPYU charter. The BPYU Units were delisted from Nasdaq at market close on July 26, 2021 and BPYU’s 6.375% Series A Cumulative Redeemable Preferred Stock was redeemed for cash on August 19, 2021 at its par value of $25.00 per share, plus accumulated and unpaid dividends.

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through Brookfield Asset Management, by way of a plan of arrangement (the “Manager Distribution”). The transaction resulted in the division of Brookfield into two publicly traded companies – Brookfield Asset Management under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests in several real estate funds and other investment interests from the Corporation (“Manager Reorganization”) for net consideration of $2,475 million through the issuance of Class D junior preferred shares, Series 1 and 2 of a BPY subsidiary, Brookfield BPY Holdings Inc. (“CanHoldco Class D Junior Preferred Shares”), to the Corporation. The LP interests and other investment interests acquisitions were accounted for as a business acquisition under common control, as discussed in Note 2, Summary of Significant Accounting Policies of our annual 2022 financial statements, where the partnership records assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity.

For a description of our principal capital expenditures in the last three fiscal years and a discussion of our acquisitions and dispositions during the year ended December 31, 2022, please see Item 5.A. “Operating and Financial Review and Prospects - Operating Results”.

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

4.B.    BUSINESS OVERVIEW

Operations and Principal Activities

We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. With approximately 29,600 employees involved in Brookfield Corporation’s real estate businesses around the globe, we have built operating platforms in various real estate sectors.

Core Office
Our Core Office portfolio consists of interests in 132 high-quality office properties totaling approximately 92 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 4 million square feet of active office and multifamily developments, in some of the world’s most dynamic gateway markets. We target to earn core-plus total returns on this portfolio.

Represented within this portfolio are some of our most iconic assets, including Manhattan West in New York and Canary Wharf in London. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles. These iconic assets, which represent approximately 80% of the equity attributable to Unitholders in our Core Office portfolio, cover 33 million square feet across 64 properties. These assets have stable cash flows and retain their values very well over long periods of time, as a result of their long-term leases. Companies have begun to rethink the way they utilize their office space. Once again, the highest quality, best-located buildings continue to be in high demand as employers want to encourage workers to come into the office to interact and collaborate with one another. These properties are 94% leased.

The remaining 68 properties, covering 59 million square feet of space, represent properties with transitional operational uplift and realization potential. These assets earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Core Retail
Our Core Retail portfolio consists of 110 million square feet across 109 best-in-class malls and urban retail properties across the United States. We target to earn core-plus total returns on this portfolio.

Similar to our Core Office portfolio, 24 million square feet across 19 properties are represented by assets in which we intend to retain long-term ownership. These assets include trophy assets, such as Ala Moana in Honolulu and Fashion Show in Las Vegas, and collectively represent approximately 60% of the equity attributable to Unitholders in our Core Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. As consumer tastes and buying patterns have evolved, we have redesigned our centers to focus on high-end luxury tenants, entertainment and food and beverage uses, which attract the shoppers of today. The type and nature of our tenants is constantly evolving; however, our properties enjoy prominent physical locations near large populations of affluent consumers, and as a result, space is in demand. They are highly productive, with average tenant sales currently exceeding $1,100 per square foot, 20% above their sales prior to the pandemic. These properties are 95% leased.

For the remaining 90 properties, covering 86 million square feet of space, we seek to maximize return through leasing, redevelopment of existing retail or in some cases through the addition of a mixed-use component like multifamily or office. We add significant values during this transitional period before ultimately monetizing them and reinvesting the proceeds.

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

Principal Markets

As of and for the year ended December 31, 2022, approximately 73% of our assets and 64% of our revenues originated from the United States with the remaining 27% of our assets and 36% of our revenues originating from Canada, Australia, United Kingdom, Europe, Brazil and Asia.

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

ESG Principles

Brookfield encourages a common set of ESG principles across its business, while at the same time recognizing that the geographic and sector diversity of our portfolio requires tailored, local management and responsibility. The following are Brookfield’s and our partnership’s ESG principles:

•Mitigate the impact of our operations on the environment
▪Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.
▪Support the goal of net zero GHG emissions by 2050 or sooner.

•Ensuring the well-being and safety of employees
▪Foster a positive work environment based on respect for human rights, valuing diversity, and zero tolerance for workplace discrimination, violence or harassment.
▪Operate with leading health and safety practices to support the goal of zero serious safety incidents.

•Uphold strong governance practices
▪Operate to the highest ethical standards by conducting business activities in accordance with our Code of Business Conduct and Ethics (the “Code”).
▪Maintain strong stakeholder relationships through transparency and active engagement.

•Be good corporate citizens
▪Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
▪Support philanthropy and volunteerism by our employees.

ESG and the Investment Process

ESG culture is embedded throughout the investment process, starting with the due diligence of a potential investment through to the exit process. During the initial due diligence phase, Brookfield uses its investment and operating expertise and industry-specific guidelines that incorporate the International Financial Reporting Standards Foundation’s International Sustainability Standards Board framework, which is built off of Sustainability Accounting Standards Board (“SASB”) guidance framework, to identify material ESG risks and opportunities relevant to a potential investment. A potential risk is considered material if it can create, preserve or erode financial or reputational value for Brookfield, the partnership and/or its investors. Risks and opportunities may stem from a number of environmental, social or governance factors, including but not limited to, transition or physical climate change risk, energy use, water availability/stress, employee health and safety, ethics, integrity and transparency, data privacy, cybersecurity, vendor selection, human rights and modern slavery risks. Brookfield uses its experience in identifying particular risks specific to certain asset classes, geographical regions and operating environments to inform its view of the likelihood and severity of a potential risk, and completes an initial assessment of the potential risks and related potential mitigants posed by a certain investment using internal experts and, as needed, third-party consultants. Brookfield’s due diligence process utilizes the SASB Engagement Guide, which seeks to identify material ESG considerations and integrate these into the underwriting of potential investments. Brookfield performs a desktop review of each investment to screen for potential physical climate change risks through an online climate change risk modelling platform. Potential climate change risks that are identified through desktop review are considered in respect of the anticipated hold period of Brookfield’s investment. Brookfield also considers the potential costs to address physical risks that may materialize during Brookfield’s hold period, and ensures the asset obtains sufficient insurance coverage to address potential adverse incidents. Brookfield’s investment teams are responsible for coordinating all aspects of due diligence, including those related to ESG factors, and draws upon significant in-house expertise from our Service Providers and external consultants as required.

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

We seek to measure the success of our environmental initiatives and report on our progress, including by participating in the Global Real Estate Sustainability Benchmark (“GRESB”) and seeking certifications within our business:

•GRESB Reporting
•In 2022, 11 of Brookfield’s real estate business segments responded to GRESB, achieving an average score of 83%, which is 7% higher than the GRESB average global score.
•Brookfield’s real estate business excelled in the management and development components of the assessments, averaging 93% and 87%, respectively. In the performance component, it averaged 74%, exceeding the GRESB global average by 7%.
•Brookfield’s real estate business maintained green star status among all responding business segments.

•Certifications
•Our commitment to sustainability and intelligent design has earned us global recognition. Across Brookfield’s real estate business it holds 190 WELL Health & Safety certifications, 100 LEED certifications, 51 Energy Star certifications in the United States, 60 BOMA 360 office certifications in the United States and Canada, 56 IREM certifications in our core retail business in the United States, 6 NABERS certifications in Australia, 36 Fitwel certifications internationally and 32 BREEM certifications in the United Kingdom.

Social Initiatives

Consistent with our ESG Principles, we aim to create sustainable value by acting responsibly while aligning the interest of our investors, stakeholders and employees. Our focus on stakeholder alignment, long-term horizon and fostering a collaborative culture are foundational to our achieving superior results. We remain actively involved in discussions aimed at advancing our awareness across various social considerations, including the following key focus areas:

•Human Capital Development
•We proactively recruit people who we believe are aligned with our culture and have the potential to grow and develop within Brookfield.
•We invest heavily in the development of our people. Our “grow-from-within” development approach prioritizes internal mobility to provide opportunities to expand professional experience and enhance collaboration across the business. This includes transfers between geographies, business groups, functions and to or from portfolio companies.
•We view our philanthropic activities as an opportunity to engage our people and support their development and be of benefit to the local communities in which we operate. Brookfield utilizes a two-pronged global approach to philanthropy, which includes a global matching program and a capital pool for each office to support philanthropic activities that are important to our people and facilitate relationship building in support of collaboration.

•Diversity & Inclusion
•Our approach to diversity and inclusion has been deliberate and is integrated into our human capital development processes and initiatives.
•Brookfield is committed to a positive, open and inclusive work environment. Our approach to ethnic and gender diversity in our human resources starts with a strong tone at the top and our Code and Positive Work Environment Policy set a consistently high standard for how we interact with each other across our global asset management business.
•In 2022, Brookfield’s Global Diversity Advisory Group continued to advance its mandate to provide insight into the concerns, challenges and successes around attracting and retaining members of the Black community and other underrepresented groups within our business and find ways to increase our engagement with these groups.
•As it relates to diversity and inclusion within our hiring practices, we take the time to require a diverse slate of candidates by gender and ethnic diversity. Additionally, we require gender and ethnic diversity from the Brookfield teams that interview candidates and ultimately make the hiring decision.

•Health & Safety
•Health and safety policies and procedures apply not only to employees, but also to contractors and subcontractors and take into consideration the protection of the surrounding community. Our objective is to have zero serious safety incidents by working toward implementing consistent health and safety principles across the organization. Senior management in our Service Providers are accountable for the health and safety performance of their individual businesses.

•Human Rights and Modern Slavery
•Brookfield is committed to conducting business in an ethical and responsible manner, including by carrying out our activities in a manner that respects and supports the protection of human rights through i) the elimination of discrimination in employment; ii) the prohibition of child and force labor; and iii) the eradication of harassment and physical or mental abuse in the workplace.

•These standards are embedded into all core business activities, including training, communications, contracts and due diligence processes as appropriate. These practices extend to our interactions with key suppliers and other business partners.

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

Upholding fair and effective business practices is a cornerstone of being a responsible global citizen. Our partnership has adopted strong governance practices to ensure our activities are conducted with the utmost honesty and integrity and in full compliance with all legal and regulatory requirements. Our Code and Anti-bribery and Corruption Policy set out the commitments expected by us. We maintain a reporting hotline to report suspected unethical, illegal or unsafe behavior.

In 2022, we developed a global ESG Policy that formalizes our practices related to operationalizing our ESG principles. This document codifies our longstanding commitment to integrating ESG considerations into our decision-making and day-to-day asset management activities. At Brookfield, sound ESG practices are integral to building resilient businesses and creating long-term value for our partners.

Also in 2022, Brookfield developed a modern slavery framework through consultation with relevant internal stakeholders and, where appropriate, external advisors to verify that the operations and processes meet all applicable legal requirements.

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

4.C. ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart on the following page represents a simplified summary of our organizational structure as of December 31, 2022. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Corporation holds units of our company have been omitted.

This chart should be read in conjunction with the explanation of our ownership and organizational structure on the following pages.

Brookfield Corporation (Ontario)
75% Common
Brookfield Asset Management ULC (BC)
Service Providers[11]
LP Interest[1] 100%
Public Class A Preferred LP Units 0.01%
Non-Voting Common, Redeemable Preferred Shares
75% GP Interest and LP Interest
Brookfield Property Partners Limited (BPY General Partner) (Bermuda)
GP Interest 0.04%
Brookfield Property Partners L.P. (our company) (Bermuda)
Redemption-Exchange Units[1] 63.41%
Managing GP Units 35.83%
Brookfield Property Special L.P. (Property Special LP) (Bermuda)
Special LP Units 0.57%
Brookfield Property L.P. (Property Partnership) (Bermuda)
Holding Entities[2]
Public New LP Preferred Units
GP Interest 0.01%
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
BPY Bermuda Holdings Limited (Bermuda)
BPY Bermuda Holdings IV Limited (Bermuda)
BPY Bermuda Holdings V Limited (Bermuda)
BPY Bermuda Holdings VI Limited (Bermuda)
Operating Entities[3]
Core Office
BPO[2] 100%
Australia 100%
Europe 100%
Canary Wharf 50%
Brazil 51%-67%
Core Retail
BPYU[8] 100%
LP Investments
LP Investments - Office[3,4] 24%-47%
Rouse[3] 50%
Brazil Retail[3] 43%
LP Investments – Retail[3] 26%
Logistics[3,4] 23%-31%
Multifamily[3,4] 4%-37%
Hospitality[3,4] 16%-42%
BSREP III[3,5] 7%
Alternatives[3,4] 1-57%

(1)As of December 31, 2022, Brookfield Corporation owns all LP Units of our company. Brookfield Corporation also has an approximately 63% interest in the Property Partnership through Brookfield Corporation’s ownership of Redemption-Exchange Units and Special LP Units. On a fully-exchanged basis, our company would directly own 99% of the limited partnership interests in the Property Partnership.
(2)The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. As of December 31, 2022, Brookfield Corporation holds $1 million of Class B junior preferred shares; C$2.8 billion and C$521 million of Class D junior preferred shares Series 1 and Series 2, respectively, and 100% of the non-voting common shares of CanHoldco. As of December 31, 2022, Brookfield Asset Management holds $5 million of the Class A senior preferred shares of CanHoldco. In addition, each of Brookfield Corporation and Brookfield Asset Management holds a wholly-owned subsidiary of other Holding Entities, which preferred shares are entitled to an aggregate 1% of the votes to be cast along with the common shares of the applicable entity. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.
(3)Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2022.
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
(11)Service Providers are subsidiaries of the Asset Management Company, which is owned 75%, directly and indirectly, by Brookfield Corporation and 25% by Brookfield Asset Management.

The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating entities included in our organizational chart set out above under “- Organizational Chart”.

Name	Economic Interest(1)	Voting Interest(1)
Core Office
BPO(2)	100%	100%
Australia	100%	100%
Europe	100%	100%
Canary Wharf	50%	50%
Brazil	51% - 67%	51% - 67%
Core Retail
BPYU	100%	100%
LP Investments
LP Investments - Office(3,4)	24% - 47%	—
Rouse(3)	50%	33%
Brazil Retail(3)	43%	—
LP Investments - Retail(3)	26%	—
Logistics(3,4)	23% - 31%	—
Multifamily(3,4)	4% - 37%	—
Hospitality(3,4)	16% - 42%	—
BSREP III(3,5)	7%	—
Alternatives(3,4)	1% - 57%	—
(1)All interests are rounded to the nearest one percent and are calculated as at December 31, 2022.
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
(5)We do not consolidate our interest in BSREP III as our 7% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

Our Company

In connection with the Spin-off, we acquired from Brookfield Corporation substantially all of its commercial property operations, including its office, retail, multifamily and logistics assets. We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate.

Property Partnership

Our company’s sole direct investment is a managing general partnership interest in the Property Partnership. Our company serves as the managing general partner of the Property Partnership and has sole authority for the management and control of the Property Partnership.

Our company owns a direct 36% interest in the Property Partnership through ownership of managing general partner units. Our company also owns the Property Partnership Preferred Units, Series 5, 6 and 7. Brookfield has an approximately 63% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units. Brookfield’s interest in the Property Partnership also includes a special limited partnership interest held by Property Special LP which entitles it to receive equity enhancement distributions and incentive distributions from the Property Partnership. The Class A Preferred Unitholder and the holders of the AO LTIP Units and FV LTIP Units, hold the remaining approximate 1% economic interest in the Property Partnership. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Equity Enhancement and Incentive Distributions”.

Our Service Providers

The Service Providers provide management services to us pursuant to our Master Services Agreement. The Service Providers are subsidiaries of the Asset Management Company, which is owned 75%, directly and indirectly, by Brookfield Corporation and 25% by Brookfield Asset Management. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s global real estate business.

The BPY General Partner

The BPY General Partner, a wholly-owned subsidiary of Brookfield Corporation, has sole authority for the management and control of our company. Holders of our LP Units and Preferred Units, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”.

Property Special LP

Property Special LP is a special limited partner of the Property Partnership. Property Special LP is an indirect subsidiary of the Asset Management Company, which is owned 75%, directly and indirectly, by Brookfield Corporation and 25% by Brookfield Asset Management. Property Special LP is entitled to receive equity enhancement distributions and incentive distributions from the Property Partnership as a result of its ownership of the Special LP Units. See Item 7.B. “Major Shareholders and Related Party Transactions Related Party Transactions”.

Holding Entities

Our company indirectly holds its interests in our operating entities through the Holding Entities. The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield Corporation holds $1 million of Class B junior preferred shares; C$2.8 billion and C$521 million of Class D junior preferred shares, Series 1 and Series 2, respectively, and approximately $1.8 billion of non-voting common shares of CanHoldco, one of our Holding Entities. Brookfield Asset Management holds $5 million of Class A senior preferred shares of CanHoldco. In addition, each of Brookfield Corporation and Brookfield Asset Management holds a wholly-owned subsidiary of other Holding Entities, which preferred shares are entitled to an aggregate 1% of the votes to be cast along with the common shares of the applicable entity. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

OBJECTIVES AND FINANCIAL HIGHLIGHTS
OVERVIEW
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, “we”, “us”, or “our”) covers the financial position as of December 31, 2022 and 2021 and financial performance for the years ended December 31, 2022, 2021, and 2020. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as of December 31, 2022 and 2021 and each of the years ended December 31, 2022, 2021, and 2020 (the “Financial Statements”) and related notes contained elsewhere in this Form 20-F.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to the most comparable IFRS measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A on page 77.

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

We also discuss the results of operations on a segment basis, consistent with how we manage our business. As of December 31, 2022, the partnership is organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the chief operating decision maker (“CODM”).

Prior to the Privatization described below, our partnership’s equity interests included general partnership units (“GP Units”), limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), FV LTIP Units of the Operating Partnership (“FV LTIP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), Class A stock (“BPYU Units”), of Brookfield Properties Retail Holding LLC. (“BPYU”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1, Series 2 and Series 3. Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units, Exchange LP Units and BPYU Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units (prior to the Privatization) and BPYU Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPYU Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Corporation, as the holder of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Corporation, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units were exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. We presented the Exchange LP Units as a component of non-controlling interests. BPYU Units provided their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPYU Units exercised this right, our partnership had the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPYU Units participated in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We presented BPYU Units as a component of non-controlling interest.

On July 26, 2021, Brookfield Corporation acquired all of the publicly traded LP Units outstanding that it did not previously own (the “Privatization”). In addition, i) the publicly held Exchange LP Units were acquired directly or indirectly by Brookfield Corporation and subsequently converted into Class A LP Units of Brookfield Office Properties Exchange LP, ii) the publicly held BPYU Units were acquired in the Privatization and the terms of the BPYU Units were subsequently amended to, among other things, remove the entitlement to be exchanged for LP Units, iii) new publicly traded preferred units were issued by Brookfield Property Preferred L.P. (“New LP Preferred Units”), a subsidiary of our partnership, and iv) non-voting common shares in a BPY subsidiary, Brookfield BPY Holdings Inc. (“CanHoldco”), were issued to Brookfield Corporation (“Canholdco Non-Voting Common Shares”).

This MD&A includes financial data for the year ended December 31, 2022 and includes material information up to the date of this Form 20-F. Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

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

OVERVIEW OF OUR BUSINESS
We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. With approximately 29,600 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms in various real estate sectors.

Core Office
Our diversified Core Office portfolio consists of 92 million square feet across 132 premier office assets in some of the world’s most dynamic gateway markets. We target to earn core-plus total returns on this portfolio.

Represented within this portfolio are some of our most iconic assets, including Manhattan West in New York and Canary Wharf in London. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles. These iconic assets, which represent approximately 80% of the equity attributable to Unitholders in our Core Office portfolio, cover 33 million square feet across 64 properties. These assets have stable cash flows and retain their values very well over long periods of time, as a result of their long-term leases. Companies have begun to rethink the way they utilize their office space. Once again, the highest quality, best-located buildings continue to be in high demand as employers want to encourage workers to come into the office to interact and collaborate with one another. These properties are 94% leased.

The remaining 68 properties, covering 59 million square feet of space, represent properties with transitional operational uplift and realization potential. These assets earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Core Retail
Our Core Retail portfolio consists of 110 million square feet across 109 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio.

Similar to our Core Office portfolio, 24 million square feet across 19 properties are represented by assets in which we intend to retain long-term ownership. These assets include trophy assets, such as Ala Moana in Honolulu and Fashion Show in Las Vegas, and collectively represent approximately 60% of the equity attributable to Unitholders in our Core Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. As consumer tastes and buying patterns have evolved, we have redesigned our centers to focus on high-end luxury tenants, entertainment and food and beverage uses, which attract the shoppers of today. The type and nature of our tenants is constantly evolving; however, our properties enjoy prominent physical locations near large populations of affluent consumers, and as a result, space is in demand. They are highly productive, with average tenant sales currently exceeding $1,100 per square foot, 20% above their sales prior to the pandemic. These properties are 95% leased.

For the remaining 90 properties, covering 86 million square feet of space, we seek to maximize return through leasing, redevelopment of existing retail or in some cases through the addition of a mixed-use component like multifamily or office. We add significant values during this transitional period before ultimately monetizing them and reinvesting the proceeds.

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

•preferred equity capital at a reasonable cost;

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

To measure our performance against these targets, as described above, and measure our operating performance, we focus on NOI, FFO, Company FFO, and equity attributable to Unitholders. We define these measures on page 75.

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

Substantially all of our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office, retail and mixed-use assets are typically valued using a discounted cash flow methodology while our multifamily, logistics, manufactured housing, and student housing assets are typically valued using a direct capitalization methodology.

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our total Core Office and Core Retail real estate portfolios having a combined 91% occupancy level and an average seven-year lease life. Valuation assumptions, such as discount rates and capitalization rates, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

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

External Valuations
We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During 2022, we obtained 95 external appraisals of our properties representing a gross property value of $35 billion. These external appraisals were within 1% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to our IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance for the years ended December 31, 2022, 2021, and 2020 and our financial position as of December 31, 2022, and 2021. Further details on our results from operations and our financial position are contained within the “Segment Performance” section on page 62.

The Privatization impacted the composition of our equity structure. Refer to Note 3, Privatization of the Partnership of our annual 2022 financial statements for further information.

The following acquisitions and dispositions of consolidated properties affected our consolidated results in the comparative periods for the years ended December 31, 2022 and 2021. Unless stated otherwise, proceeds represents the selling price attributable to the properties.

Q4 2022
•On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through Brookfield Asset Management Ltd. (“the Manager”), by way of a plan of arrangement (the “Manager Distribution”). The transaction resulted in the division of Brookfield into two publicly traded companies – the Manager under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests (“Manager Reorganization”) in several real estate funds and other investment interests from the Corporation for net consideration of $2,475 million through the issuance of Class D junior preferred shares, Series 1 and 2 of CanHoldco (“CanHoldco Class D Junior Preferred Shares”), to the Corporation.

•We sold a portfolio of student housing assets in the United Kingdom in Brookfield Strategic Real Estate Partners (“BSREP”) II fund for approximately £3.4 billion ($4.0 billion).

•We sold three multifamily assets in the United States for approximately $192 million.

Q3 2022
•We sold two multifamily assets in the United States for approximately $231 million.

•We deconsolidated our investment in Brookfield Premier Real Estate Partners Australia (“BPREP-A”), as a result of the dilution of our interest and our interest is now reflected as a financial asset. Prior to the transaction, our interest was consolidated.

Q2 2022
•We sold eleven multifamily assets in the United States in the BSREP II fund for approximately $469 million.

•One mall was conveyed to the lender in satisfaction of outstanding debt obligations of $361 million.

•We acquired our joint venture partner’s incremental interest in two properties including Plaza Frontenac and Saint Louis Galleria in Missouri, bringing our ownership in each of the malls to 100%. Prior to the acquisition of the two assets, our joint venture interest was accounted for under the equity method. These two assets are now consolidated.

•We sold an office asset in the United Kingdom for approximately £294 million ($360 million).

Q1 2022
•We sold a portfolio of triple net lease assets in the United States in the BSREP I fund for approximately $3.7 billion.

•We sold a portfolio of hotel assets in the United States in the BSREP II fund for approximately $1.5 billion.

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

•We acquired a portfolio of manufactured housing assets in the BSREP II fund for consideration of approximately $159 million.

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

For the purposes of the following comparison discussion between the years ended December 31, 2022 and December 31, 2021, the above transactions are referred to as the investment activities.

For the comparison discussions between the years ended December 31, 2021 and December 31, 2020, please refer to Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on February 25, 2022.

Operating Results

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Commercial property revenue	$4,849	$5,163	$5,397
Hospitality revenue	1,511	1,073	702
Investment and other revenue	1,005	864	494
Total revenue	7,365	7,100	6,593
Direct commercial property expense	1,852	1,931	1,975
Direct hospitality expense	1,141	910	908
Investment and other expense	328	294	69
Interest expense	2,683	2,593	2,592
General and administrative expense	930	924	816
Total expenses	6,934	6,652	6,360
Fair value gains (losses), net	20	2,521	(1,322)
Share of net earnings (losses) from equity accounted investments	826	1,020	(749)
Income (losses) before income taxes	1,277	3,989	(1,838)
Income tax expense	281	490	220
Net income (loss)	$996	$3,499	$(2,058)

We recognized net income of $996 million for the year ended December 31, 2022 which compares to net income of $3,499 million during 2021. The decrease is primarily attributable to fair value losses in our Core Office and LP Investment segments due to discount rate expansion from increased financing costs and assessment of the macro environment.

Following the acquisition of all LP Units held by public holders by Brookfield Corporation on July 26, 2021, there are no longer publicly traded LP Units. As such, earnings per unit is no longer presented. Refer to Note 3, Privatization of the Partnership of our annual 2022 financial statements for further discussion on the Privatization.

Commercial property revenue and direct commercial property expense
In 2022, commercial property revenue decreased by $314 million compared to 2021 primarily due to property dispositions in our LP Investments and Core Office segments and the negative impact of foreign currency translation, partially offset by incremental revenue in our Core Retail portfolio, as the retail sector continued to recover.
Direct commercial property expense decreased by $79 million due to dispositions since the prior year in our Core Retail and LP Investments segments. Margins in 2022 were 62.4%; a 1.5% and 2.7% decline compared to 2021 and 2020, respectively.

Hospitality revenue and direct hospitality expense
Hospitality revenue increased to $1,511 million for the year ended December 31, 2022 from $1,073 million in 2021. The increase was attributable to the continued recovery in the hospitality sector. The current period also benefited from incremental revenue due to the consolidation of Hospitality Investors Trust. The prior period was impacted by closures and cancellations related to COVID-19, primarily at Center Parcs. The majority of our hospitality investments operated at a loss given reduced occupancy levels or mandated closures. Direct hospitality expense increased to $1,141 million in 2022 from $910 million in 2021. The increase was driven by additional expenses due to the consolidation of Hospitality Investors Trust, offset by disposition activity.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue increased by $141 million for the year ended December 31, 2022 as compared to the prior year, primarily due to income from the sale of multifamily develop-for-sale assets. The current period also benefited from higher leasing and development fees, higher interest income and a distribution from BSREP III primarily associated with the sale of a life science portfolio.

    Investment and other expense increased by $34 million to $328 million for the year ended December 31, 2022 as compared to $294 million in the prior year, primarily due to expenses associated with multifamily develop-for-sale assets sold in the current year.

Interest expense
Interest expense increased by $90 million for the year ended December 31, 2022 as compared to the prior year. This increase is primarily due to the impact of the rising interest rate environment on our variable debt obligations in the current year, asset-level financings and corporate draws, partially offset by disposition activity.

General and administrative expense
General and administrative expense increased by $6 million for the year ended December 31, 2022 compared to the prior year. The increase was primarily attributable to higher management fees in the current period partially offset by transaction costs associated with the Hospitality Investors Trust transaction in the prior year.

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

Fair value losses, net for our Core Office segment were $825 million for the year ended December 31, 2022. The current period losses are driven by fair value losses due to discount rate expansion to reflect the current macroeconomic environment partially offset by mark-to-market gains on financial assets.

Fair value gains, net for our Core Office segment were $357 million for the year ended December 31, 2021. The fair value gains were driven by improved valuation metrics and cash flow assumptions.

Fair value losses, net for our Core Retail segment were $302 million for the year ended December 31, 2022. The fair value losses were primarily due to discount rate adjustments based on changes in the macroeconomic environment and updated cashflow assumptions.

Fair value losses, net for our Core Retail segment were $810 million for the year ended December 31, 2021. Fair value losses, net for our Core Retail portfolio were primarily due to updated cash flow assumptions.

Fair value gains, net for our LP Investments segment for the year ended December 31, 2022 were $930 million. These gains were driven by fair value gains from the sale of our student housing portfolio and fair value gains in our U.S. manufactured housing and multifamily portfolios.

Fair value gains, net for our LP Investments segment for the year ended December 31, 2021 were $2,855 million. These gains were driven by updated valuation metrics and leasing assumptions in select manufactured housing, mixed-use, multifamily, student housing and office assets located in the U.S. and the U.K.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are in Canary Wharf, Manhattan West, Ala Moana Center in Hawaii, Fashion Show and Grand Canal Shoppes in Las Vegas, and our interest in a retail joint venture in Brazil.

During the twelve months ended December 31, 2022, we sold 49% of our interest in One Manhattan West in New York for approximately $1.4 billion and 25% of our interest in Southern Cross East in Melbourne for approximately A$336 million ($230 million).

Our share of net earnings from equity accounted investments for the year ended December 31, 2022 was $826 million, which represents a decrease of $194 million compared to the prior year. The decrease in current year earnings is primarily due to disposition activity as discussed above as well as the acquisitions of our joint venture partner’s interest in certain Core Retail properties. As a result of these acquisitions, we discontinued accounting for these assets under the equity method and now consolidate these properties. This was partially offset by higher share of net earnings from our hospitality portfolio within LP investments as both sectors continue to recover.

Income tax expense
    The partnership’s income tax expense decreased for the twelve months ended December 31, 2022 as compared to the same period in the prior year which is primarily due to a decrease in pre-tax income. The decrease was partially offset by a change in the manner of recovery investment properties within its Core Office segment resulting in a change in the tax rates applicable to certain subsidiaries.

Summary of Financial Position and Key Metrics

(US$ Millions, except per unit information)	Dec. 31, 2022	Dec. 31, 2021
Investment properties:
Commercial properties	$66,067	$62,313
Commercial developments	2,518	2,300
Equity accounted investments	19,943	20,807
Property, plant and equipment	9,401	5,623
Cash and cash equivalents	4,020	2,576
Assets held for sale	576	10,510
Total assets	112,516	112,004
Debt obligations	58,562	52,321
Liabilities associated with assets held for sale	—	3,082
Total equity	41,737	45,005

As of December 31, 2022, we had $112,516 million in total assets, compared with $112,004 million at December 31, 2021. The increase of $512 million was primarily due to the reorganization of certain LP interests as a result of the Manager Reorganization and other acquisition activity during the year, partially offset by property dispositions, the deconsolidation of a subsidiary, and the impact of foreign currency translation.

The following table presents the changes in investment properties from December 31, 2021 to December 31, 2022:

	Dec. 31, 2022
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$62,313	$2,300
Acquisitions	760	—
Capital expenditures	870	428
Dispositions(1)	(307)	(1)
Fair value (losses) gains, net	(1,122)	64
Foreign currency translation	(1,528)	(149)
Transfer between commercial properties and commercial developments	387	(387)
Impact of deconsolidation due to loss of control(2)	(575)	—
Manager Reorganization	6,321	758
Reclassifications to assets held for sale and other changes	(1,052)	(495)
Investment properties, end of year	$66,067	$2,518
(1)Property dispositions represent the carrying value on date of sale.
(2)Includes the impact of deconsolidation of assets that are now accounted for as financial assets.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties increased from $62,313 million at the end of 2021 to $66,067 million at the end of the current year. The increase was primarily due to the acquisition of certain LP interests as a result of the Manager Reorganization. This increase was partially offset by the negative impact of foreign currency, fair value losses, and disposition activity. Refer to Note 4, Investment Properties of our 2022 annual financial statements for further information.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,518 million at December 31, 2022, a increase of $218 million from the balance at December 31, 2021. The increase is primarily due to capital spend in our Core Office investments and the reorganization of certain LP interests as a result of the Manager Reorganization, partially offset by an office asset becoming operational in the current year, and the negative impact of foreign currency translation. Refer to Note 4, Investment Properties of our annual 2022 financial statements for further information.

The following table presents the changes in our equity accounted investments from December 31, 2021 to December 31, 2022:

(US$ Millions)	Dec. 31, 2022
Equity accounted investments, beginning of year	$20,807
Additions	100
Disposals and return of capital distributions	(967)
Share of net earnings from equity accounted investments	826
Distributions received	(263)
Foreign currency translation	(578)
Reclassification (to)/from assets held for sale	(276)
Impact of change of accounting basis(1)	(706)
Manager Reorganization	1,061
Other comprehensive income and other	(61)
Equity accounted investments, end of year	$19,943
(1)Includes the impact of change of accounting basis of assets that were accounted for under the equity method which are now accounted for as financial assets.

Equity accounted investments decreased by $864 million since December 31, 2021. The decrease is primarily due to the partial disposition of interests in office properties in the U.S and Australia, the negative impact of foreign currency translation and the deconsolidation of a subsidiary, partially offset by the reorganization of certain LP interests as a result of the Manager Reorganization and an increase in share of net earnings from equity accounted investments. Refer to Note 6, Equity Accounted Investments of our annual 2022 financial statements for further information.

     Property, plant and equipment increased by $3,778 million since December 31, 2021, primarily due to the acquisition of a portfolio of hospitality assets in the U.S., partially offset by the negative impact of foreign currency translation. Refer to Note 8, Property, Plant And Equipment of our annual 2022 financial statements for further information. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

As of December 31, 2022, assets held for sale included three malls in the U.S., two hospitality assets in the U.S., and one office asset in the U.S. as the partnership intends to sell controlling interests in these assets to third parties in the next 12 months.

Our debt obligations increased to $58,562 million as at December 31, 2022 from $52,321 million as at December 31, 2021. The increase was driven by the reorganization of certain LP interests as a result of the Manager Reorganization, partially offset by repayment of debt as a result of disposition activity since the prior year, the impact of foreign currency translation and the deconsolidation of a subsidiary in the period. Refer to Note 14, Debt Obligations of our annual 2022 financial statements for further information.

Total equity was $41,737 million at December 31, 2022, a decrease of $3,268 million from the balance at December 31, 2021. The decrease was primarily driven by distributions during the period and the impact of foreign currency translation, partially offset by income earned.

Interests of others in operating subsidiaries and properties was $18,084 million at December 31, 2022, a decrease of $1,622 million from the balance at December 31, 2021, due to dispositions since the prior year, the redemption of a partial interest in an office portfolio in the U.S, and the impact of foreign currency translation.

SUMMARY OF QUARTERLY RESULTS

	2022				2021
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$1,812	$1,756	$1,743	$2,054	$2,169	$1,821	$1,660	$1,450
Direct operating costs	753	753	729	758	779	773	662	627
Net income (loss)	(1,220)	4	520	1,692	1,682	400	686	731
Net income (loss) attributable to Unitholders	(1,196)	(38)	400	702	620	71	319	266

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

SEGMENT PERFORMANCE
    Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

    The following table presents FFO by segment:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Core Office	$325	$539	$495
Core Retail	626	450	521
LP Investments	288	179	64
Corporate	(653)	(590)	(373)
FFO(1)	$586	$578	$707
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 75. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 77.

The following table presents CFFO by segment:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Core Office(1)	$370	$584	$540
Core Retail(1)	638	513	550
LP Investments(1)	226	209	95
Corporate(1)	(650)	(581)	(370)
CFFO(1)	$584	$725	$815
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 75. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 77.

The following table presents equity attributable to Unitholders by segment as of December 31, 2022 and 2021:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Core Office(1)	$13,491	$14,344
Core Retail(1)	15,230	14,995
LP Investments(1)	5,816	5,772
Corporate(1)	(11,583)	(10,511)
Equity attributable to Unitholders(1)	$22,954	$24,600
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 75. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 77.

Core Office

Overview
Our diversified Core Office portfolio consists of 92 million square feet across 132 premier office assets in some of the world’s most dynamic gateway markets. We target to earn core-plus total returns on this portfolio.

Represented within this portfolio are some of our most iconic assets, including Manhattan West in New York and Canary Wharf in London. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles. These iconic assets, which represent approximately 80% of the equity attributable to Unitholders in our Core Office portfolio, cover 33 million square feet across 64 properties. These assets have stable cash flows and retain their values very well over long periods of time, as a result of their long-term leases. Companies have begun to rethink the way they utilize their office space. Once again, the highest quality, best-located buildings continue to be in high demand as employers want to encourage workers to come into the office to interact and collaborate with one another. These properties are 94% leased.

The remaining 68 properties, covering 59 million square feet of space, represent properties with transitional operational uplift and realization potential. These assets earn attractive short-term rates of return, as we acquire underperforming assets and improve their operations. We add significant value during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Summary of Operating Results
The following table presents FFO, CFFO and net income in our Core Office segment for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
FFO	$325	$539	$495
CFFO	370	584	540
Net (loss) income	(110)	1,485	243

FFO from our Core Office segment was $325 million for the year ended December 31, 2022 as compared to $539 million in 2021. This decrease was driven by higher interest expense due to increased interest rates on our variable debt obligations coupled with an increase in debt obligations as a result of financing activity, the impact of foreign currency translation, as well as decreased earnings from equity accounted investments as the prior period benefited from higher condominium sales in London partially offset by higher fee revenue in the U.S. and Australia.

CFFO from our Core Office segment for 2022 was $370 million as compared to $584 million in 2021. The decrease was primarily attributable to the movements discussed above.

Net income from our Core Office segment for 2022 was $(110) million compared to $1,485 million in 2021. This decrease is primarily attributable to fair value losses across the portfolio.

Key Operating Metrics
The following table presents key operating metrics for our Core Office portfolio for the years ended December 31, 2022 and 2021:

(US$ Millions, except where noted)	Consolidated		Unconsolidated
As at and for the years ended Dec. 31,	2022	2021	2022	2021
Total portfolio:
NOI(1)	$1,033	$1,089	$475	$469
Number of properties	61	68	71	70
Leasable square feet (in thousands)	45,520	47,717	30,227	29,483
Occupancy	84.7%	86.5%	91.0%	91.9%
In-place net rents (per square foot)(2)(3)	$32.53	$33.85	$48.47	$50.90
Same-property:
Number of properties	61	61	66	66
Leasable square feet (in thousands)	45,520	45,611	28,417	28,053
Occupancy	84.7%	86.1%	91.1%	91.7%
In-place net rents (per square foot)(2)(3)	$32.53	$32.11	$47.41	$47.07
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 75. NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property.
(2)Annualized cash rent from leases on a per square foot basis including tenant expense reimbursements, less operating expenses incurred for that space, but excluding the impact of straight-line rent or amortization of free rent periods.
(3)Presented using normalized foreign exchange rates, using the December 31, 2022 exchange rate.

NOI from our consolidated properties decreased to $1,033 million in 2022 from $1,089 million in 2021 primarily due to lease expirations in the U.S. and the negative impact of foreign currency translation, partially offset by rent commencements since the prior year and higher in-place rents.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased to $475 million in 2022 from $469 million in 2021 due to a development becoming operational since the prior year.

The following table presents changes in investment properties in the Core Office segment from December 31, 2021 to December 31, 2022:

	Dec. 31, 2022
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$24,644	$1,023
Capital expenditures	231	327
Property dispositions	(108)	(1)
Fair value gains, net	(1,215)	46
Foreign currency translation	(758)	(51)
Transfer between commercial properties and commercial developments	(11)	11
Reclassifications to assets held for sale	(79)	—
Impact of deconsolidation due to loss of control(1)	(575)	—
Investment properties, end of year	$22,129	$1,355
(1)Includes the impact of deconsolidation of assets that are now accounted for as financial assets.

    Commercial properties totaled $22,129 million at December 31, 2022, compared to $24,644 million at December 31, 2021. This decrease was driven primarily by fair value losses in the period, the negative impact of foreign currency translation, the deconsolidation of a subsidiary, partially offset by incremental capital expenditures in the U.S.

Commercial developments increased by $332 million between December 31, 2021 and December 31, 2022, primarily due to incremental capital expenditures on our active developments, partially offset by the negative impact of foreign currency translation.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2021 to December 31, 2022:

(US$ Millions)	Dec. 31, 2022
Equity accounted investment, beginning of year	$9,819
Additions	15
Disposals and return of capital distributions	(504)
Share of net income, including fair value gains (losses)	550
Distributions received	(114)
Foreign currency translation	(589)
Impact of change of accounting basis(1)	(706)
Other comprehensive income and Other	76
Equity accounted investments, end of year	$8,547

Equity accounted investments decreased by $1,272 million to $8,547 million at December 31, 2022 compared to the prior year-end. The decrease was driven by the impact of change of accounting basis of a subsidiary, the negative impact of foreign currency translation and the partial dispositions of office properties in the U.S and Australia, partially offset by our share of net earnings, including fair value gains.

Debt obligations decreased from $14,560 million at December 31, 2021 to $14,266 million at December 31, 2022. This decrease was primarily driven by the negative impact of foreign currency translation and the deconsolidation of a subsidiary in the current year, partially offset by asset-level financing activities.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of December 31, 2022:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
1 The Esplanade, Perth(2)	610	153	Q2 2024	84%	A$	170	A$	154	A$	113	A$	91
Two Manhattan West, Midtown New York(2)	1,948	1,091	Q4 2025	76%		$1,342		$1,011		$812		$510
Leadenhall Court, London	430	430	Q1 2026	57%		£590		£246		£426		£141
Multifamily:
5 & 8 Harbord Square, London(2)	82	41	n/a	n/a		£32		£21		£25		£10
755 Figueroa, Los Angeles(2)	674	319	Q2 2025	n/a		$270		$244		$166		$133
Mixed-Use:
1 Charter Street, London(2)	94	24	Q4 2026	n/a		£36		£18		£19		£5
Total	3,838	2,058
(1)Net of NOI earned during stabilization.
(2)Presented on a proportionate basis at our ownership in each of these developments.

Our development pipeline consists of prominent, large-scale projects located primarily in the gateway markets of London and New York. For the office developments, we generally look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget. We have recently completed office towers in New York and London and completed two urban multifamily developments in New York. Our current office and redevelopment projects stand at a weighted-average 75% pre-leased and are generally tracking on time and budget.

Core Retail

Overview
Our Core Retail portfolio consists of 110 million square feet across 109 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio.

Similar to our Core Office portfolio, 24 million square feet across 19 properties are represented by assets in which we intend to retain long-term ownership. These assets include trophy assets, such as Ala Moana in Honolulu and Fashion Show in Las Vegas, and collectively represent approximately 60% of the equity attributable to Unitholders in our Core Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. As consumer tastes and buying patterns have evolved, we have redesigned our centers to focus on high-end luxury tenants, entertainment and food and beverage uses, which attract the shoppers of today. The type and nature of our tenants is constantly evolving; however, our properties enjoy prominent physical locations near large populations of affluent consumers, and as a result, space is in demand. They are highly productive, with average tenant sales currently exceeding $1,100 per square foot, 20% above their sales prior to the pandemic. These properties are 95% leased.

For the remaining 90 properties, covering 86 million square feet of space, we seek to maximize return through leasing, redevelopment of existing retail or in some cases through the addition of a mixed-use component like multifamily or office. We add significant values during this transitional period before ultimately monetizing them and reinvesting the proceeds.

Summary of Operating Results
The following table presents FFO, CFFO and net income (loss) in our Core Retail segment for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
FFO	$626	$450	$521
CFFO	638	513	550
Net income (loss)	163	(147)	(2,183)

    FFO earned in our Core Retail segment for the year ended December 31, 2022 was $626 million compared to $450 million in the prior year. The increase is a result of the retail business’ continued recovery from the prior year, as well as increased earnings from equity accounted investments.

CFFO in our Core Retail segment for the year ended December 31, 2022 was $638 million compared to $513 million in the prior year. The increase was primarily attributable to the FFO movements discussed above.

Net income from our Core Retail segment was $163 million in 2022 compared to a loss of $147 million in 2021. The increase is due to the movements discussed above, as well as decreased fair value losses compared to the prior year. The prior year was impacted by updated cash flow assumptions to reflect the impact of higher vacancy, longer downtime, and increased capital cost due to shutdowns and the resulting store closures.

Key Operating Metrics
The following table presents key operating metrics in our Core Retail portfolio for the years ended December 31, 2022 and 2021:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2022	2021	2022	2021
Total Portfolio:
NOI	$1,011	$936	$752	$678
Number of malls and urban retail properties	57	58	52	55
Leasable square feet (in thousands)(1)	50,718	51,700	59,270	61,051
Same-property:
Number of malls and urban retail properties	51	51	50	50
Leasable square feet (in thousands)(1)	22,602	22,303	28,039	27,569
Leased %(2)	93.7%	93.1%	96.0%	95.4%
Occupancy %(2)	93.0%	92.4%	95.4%	94.3%
Permanent Occupancy %(2)	87.2%	86.4%	90.4%	88.8%
(1)     Total Portfolio Leasable square feet represents total leasable area whereas Same-property leasable square feet represents Mall and Freestanding gross leasable area.
(2)     Presented on a same-property basis.

    NOI from our consolidated properties increased to $1,011 million during the year ended December 31, 2022 from $936 million in 2021 primarily due to increased overage and percentage rent in addition to higher occupancy, partially offset by increased operating expenses due to malls operating at full capacity.

NOI from our unconsolidated properties increased to $752 million during the year ended December 31, 2022 from $678 million in 2021 primarily due to the reasons discussed above.

The following table presents changes in investment properties in the Core Retail segment from December 31, 2021 to December 31, 2022:

Dec. 31, 2022
(US$ Millions)	Commercial properties
Investment properties, beginning of year	$18,991
Property acquisitions	689
Capital expenditures	282
Property dispositions	(81)
Fair value losses, net	(259)
Transfer between commercial properties and commercial developments	(98)
Reclassifications to assets held for sale	(86)
Investment properties, end of year	$19,438

Commercial properties increased by $447 million to $19,438 million, primarily due to acquisitions of our joint venture partner’s interest in certain Core Retail properties. As a result of these acquisitions, we discontinued accounting for these assets under the equity method and now consolidate these properties. Also contributing to this increase are capital expenditures, partially offset by fair value losses and the reclassification of assets to under development and to assets held for sale.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Core Retail segment for the year ended December 31, 2022:

(US$ Millions)	Dec. 31, 2022
Equity accounted investments, beginning of year	$9,945
Additions	46
Disposals and return of capital	(404)
Share of net (losses) earnings from equity accounted investments	234
Distributions	(27)
Reclassification to assets held for sale and other	(245)
Manager Reorganization	125
Equity accounted investments, end of year	$9,674

Equity accounted investments decreased by $271 million to $9,674 million, primarily due to dispositions, reclassification to assets held for sale, and return of capital distributions, partially offset by several incremental interest acquisitions from our joint venture partner as discussed above and share of net earnings from equity accounted investments.

Debt obligations decreased by $589 million to $12,834 million, primarily due to disposition activity and paydown on asset-level and term debt, partially offset by debt that is now consolidated following the acquisition of interests in certain assets from joint venture partner and drawdowns on our revolver.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, student housing, mixed-use and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•BSREP I - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 11th year, is fully invested and is executing realizations.

•BSREP II - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 8th year and is fully invested and is executing realizations.

•BSREP III - 7% interest in BSREP III, which is an opportunistic real estate fund with $15.0 billion in committed capital in aggregate, targeting gross returns of 20%; The fund is in its 6th year.

•BSREP IV - 23% interest in BSREP IV (U.S. investments only), which is an opportunistic real estate fund with $15.3 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in its 2nd year. Non-U.S investments were transferred over to us effective January 1, 2023.

•A blended 32% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 31% interest in a series of real estate debt funds totaling $5.7 billion which seek to invest in commercial real estate debt secured by properties in strategic locations.

    While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I, BSREP II, and BSREP IV, held through the LP Investments as Brookfield Asset Management’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our 7% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

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

    The following table presents FFO, CFFO and net income in our LP Investments segment for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
FFO	$288	$179	$64
CFFO	226	209	95
Net income	1,318	2,689	306

    FFO in our LP Investments segment increased by $109 million for the year ended December 31, 2022 primarily driven by increased earnings at our hospitality properties as a result of higher occupancy and average daily rates, and resort spend outperforming pre-pandemic levels. The current year also benefited from incremental income on the sale of develop-for-sale multifamily properties. In addition, the prior year was negatively impacted by defeasance costs incurred upon refinancing our manufactured housing portfolio, offset by reduced earnings due to dispositions since the prior year.

CFFO from our LP Investments segment increased by $17 million for the year ended December 31, 2022, for the reasons discussed above.
    Net income from our LP Investments segment decreased by $1,371 million for the year ended December 31, 2022, driven by fair value losses due to capitalization and discount rate expansion as well as dispositions since the prior year, partially offset by fair value gains in our Retail and Student Housing segments.

Corporate
Certain amounts are allocated to our Corporate segment in our management reports as those activities are not used to evaluate our segments’ operating performance.

Summary of Operating Results
The following table presents FFO, CFFO and net loss in our Corporate segment for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
FFO	$(653)	$(590)	$(373)
CFFO	(650)	(581)	(370)
Net (loss)	(375)	(528)	(424)

FFO was a loss of $653 million for the year ended December 31, 2022 compared to a loss of $590 million in the prior year. Corporate FFO includes interest expense and general and administrative expense.

Interest expense for the year ended December 31, 2022 was $300 million (2021 - $305 million), which reflects $99 million (2021 - $149 million) of interest expense on capital securities and $201 million (2021 - $156 million) of interest expense on our credit facilities and corporate bonds.

Another component of FFO is general and administrative expense, which for the year ended December 31, 2022, was $277 million (2021 - $246 million), and includes $223 million (2021 - $155 million) of asset management fees, nil (2021 - $33 million) of equity enhancement fees and $54 million (2021 - $58 million) of other corporate costs. The management fee is calculated as 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for our Core Office, Core Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of CanHoldco.

In 2022, income tax expense allocated to the Corporate segment was $20 million (2021 - income tax expense of $101 million and 2020 - benefit of $38 million) primarily due to a decrease in pre-tax income and the tax rates applicable to certain subsidiaries.

On July 26, 2021, Brookfield Corporation completed the acquisition of all LP Units and Exchange LP Units that it did not previously own. The Privatization was accounted for by the partnership as a redemption of LP Units, Exchange LP Units and BPYU Units for cash, as well as a reallocation of equity among non-controlling interests, LP Units, Redeemable/Exchangeable Partnership Units of the Operating Partnership, Exchange LP Units, and BPYU Units. The cash consideration was funded by BN in exchange for Canholdco Non-Voting Common Shares which is accounted for as a non-controlling interest by BPY, Redeemable/Exchangeable Partnership Units and newly issued preferred units of Brookfield Property Preferred L.P. with a liquidation preference of $25.00 per unit. The Canholdco Non-Voting Common Shares issued to BN contributed to an increase in the non-controlling interest in the Corporate segment. As of December 31, 2022, the carrying value of the Canholdco Non-Voting Common Shares was $1,759 million compared to $2,083 million at December 31, 2021 . Refer to Note 3, Privatization of the Partnership of our annual 2022 financial statements for further information.

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through the Manager, by way of a plan of arrangement. The transaction resulted in the division of Brookfield into two publicly traded companies – the Manager under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests in several real estate funds and other investment interests from the Corporation for net consideration of $2,475 million through the issuance of CanHoldco Class D Junior Preferred Shares to the Corporation.

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

The majority of our properties are located in North America, Europe and Australia, with a growing presence in South America and Asia. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from rising inflation and interest rates and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including rising inflation, increased interest rates, unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters, pandemics and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants. In addition, our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage rent payable by certain retail tenants and adversely affect our revenues and cash flows.

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

Government and government agencies comprise 4.9% of our Core Office segment tenant base and, as at December 31, 2022, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at December 31, 2022:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	Not Rated	4.9%
Morgan Stanley	NY/London	A+	2.6%
Barclays	London/Toronto/Calgary	A	2.2%
CIBC World Markets(3)	Calgary/Toronto/NY	AA	1.9%
Suncor Energy	Calgary	BBB	1.8%
EY	Various	Not Rated	1.5%
Bank of America	Various	A+	1.4%
Clifford Chance	London	Not Rated	1.3%
Cenovus	Calgary	BBB-	1.3%
Royal Bank of Canada	Various	AA+	1.3%
Total			20.2%
(1)From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2)Exposure is a percentage of total leasable square feet.
(3)CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 940,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at December 31, 2022. The largest ten tenants in our portfolio accounted for approximately 20.1% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
LVMH	Louis Vuitton, Sephora, Fendi, Bulgari, Dior, Tag Heuer	3.6%
Foot Locker, Inc	Footlocker, Champs Sports, Footaction USA, House of Hoops	2.9%
Victoria's Secret & Co	Victoria's Secret, PINK	2.8%
The Gap, Inc	Gap, Banana Republic, Old Navy, Athleta	1.8%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.7%
American Eagle Outfitters, Inc	American Eagle Outfitters, Aerie	1.7%
Luxottica Group S.P.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.5%
Apple Inc	Apple	1.4%
Abercrombie & Fitch Stores, Inc	Abercrombie, Abercrombie & Fitch, Hollister	1.4%
Express, Inc	Express, Express Men, Express Factory	1.3%
Total		20.1%
(1)Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 8.9% of our Core Office and Core Retail leases mature annually up to 2027. Our Core Office and Core Retail leases have a weighted average remaining lease life of approximately 6.9 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office and retail portfolios at December 31, 2022, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2023	2024	2025	2026	2027	2028	2029	2029 and	Total
									Beyond
Core Office	9,680	3,345	3,587	4,128	5,417	3,842	6,838	3,702	35,208	75,747
Expiring %	12.8%	4.4%	4.7%	5.4%	7.2%	5.1%	9.0%	4.9%	46.5%	100.0%
Core Retail(1)	2,418	6,707	7,315	5,600	5,071	5,994	3,370	3,108	9,064	48,647
Expiring %	5.0%	13.8%	15.0%	11.5%	10.4%	12.3%	6.9%	6.4%	18.7%	100.0%
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

Economic Risk
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Illiquidity may also result in a lack of market comparables which makes valuations of our portfolios more difficult. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our company is impacted by rising inflationary pressures. As the COVID-19 economic recovery continues, inflation rates in jurisdictions that we operate in increased significantly in 2022, rising above the target inflation rate ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing, as well as overall challenges involved in reopening and managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. However, any sustained upward trajectory in the inflation rate will impact our ability to source suitable investment opportunities and we may not be able to offset inflationary increases in operating costs for our properties by increasing rents. Decreased consumer confidence and discretionary spending stemming from inflation may also reduce demand for our multifamily, student housing and hospitality businesses and negatively impact performance at our retail properties.

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

A number of our assets are interest rate sensitive: increases in long-term interest rates will, absent all else, increase the partnership’s interest rate expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties the we acquire to the extent that we utilize leverage for those acquisitions and may result in a reduction in the acquisition price to the extent we reduce the amount we offer to pay for properties to a price that sellers may not accept. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

Approximately 62% of our outstanding debt obligations at December 31, 2022 are floating rate debt compared to 48% at December 31, 2021. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $367 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $35 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. Refer to Note 31, Financial Instruments in our annual 2022 financial statements for further information.

At December 31, 2022, our consolidated debt to capitalization was 57% (December 31, 2021 – 52%). Capitalization includes debt obligations, capital securities and total equity. It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the year ended December 31, 2022, approximately 27% of our assets and 36% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

The following table shows the impact of a 10% change in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2022
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	142	$(11)	$—
Australian Dollar	A$	1,560	(106)	—
British Pound		£4,059	(490)	—
Euro		€690	(74)	—
Brazilian Real	R$	3,129	(60)	—
Indian Rupee	Rs	33,212	(40)	—
Chinese Yuan	C¥	2,554	(37)	—
South Korean Won	₩	417,865	(33)	—
United Arab Emirates Dirham	AED	1,287	(35)	—
Total			$(886)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2021
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	339	$(27)	$—
Australian Dollar	A$	1,708	(124)	—
British Pound		£6,375	(863)	—
Euro		€1,297	(147)	—
Brazilian Real	R$	745	(13)	—
Indian Rupee	Rs	617	(1)	—
Chinese Yuan	C¥	730	(11)	—
South Korean Won	₩	289,443	(24)	—
United Arab Emirates Dirham	AED	342	(9)	—
Czech Koruna	CZK	5	—	—
Hungarian Forint	HUF	5	—	—
Total			$(1,219)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2020
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	521	$(41)	$—
Australian Dollar	A$	2,056	(158)	—
British Pound		£4,206	(575)	—
Euro		€328	(40)	—
Brazilian Real	R$	3,364	(65)	—
Indian Rupee	Rs	28,281	(39)	—
Chinese Yuan	C¥	1,084	(17)	—
South Korean Won	₩	204,795	(19)	—
United Arab Emirates Dirham	AED	708	(19)	—
Czech Koruna	CZK	8	—	—
Hungarian Forint	HUF	334	—	—
Poland Zloty	PLN	3	—	—
Total			$(973)	$—
(1)Net of Canadian Dollar denominated loans.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
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

We are progressing through our transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of Interbank Offered Rates (“IBOR”) referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. Sterling Overnight Index Average (“SONIA”) replaced £ London Interbank Offered Rate (“£ LIBOR”), and one week and two month US$ LIBOR were discontinued effective December 31, 2021. Euro Short-term Rate (“€STR”) was published as an alternative to Euro Interbank Offered Rate (“EURIBOR”) during 2021, though EURIBOR remains available for Euro lending. It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, and Canadian Overnight Repo Rate Average (“CORRA”) will replace Canadian Dollar Offered Rate (“CDOR”), though the transition period has been extended to June 2023 for the remaining US$ LIBOR and June 2024 for CDOR. The partnership has addressed the impact and effected the changes required as a result of amendments to the contractual terms of £ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption did not have a significant impact on the partnership’s financial reporting.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Refer to Note 31, Financial Instruments in our annual 2022 financial statements for a detailed description of our financial risk exposure, risk management activities, and further information on derivative instruments at December 31, 2022.

RELATED PARTIES
    In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is the BPY General Partner. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include the partnership’s and Brookfield Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

    In connection with the Privatization, Brookfield Corporation’s ownership interest in the partnership was restructured, including the issuance of Canholdco Non-Voting Common Shares to Brookfield Corporation and the management fee structure was amended. Refer to Note 3, Privatization of the Partnership and Note 32, Related Parties, respectively, of our annual 2022 Financial Statements for further information.

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through the Manager, by way of a plan of arrangement. The transaction resulted in the division of Brookfield into two publicly traded companies – the Manager under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests in several real estate funds and other investment interests from the Corporation (“Manager Reorganization”) for net consideration of $2,475 million through the issuance of CanHoldco Class D Junior Preferred Shares to the Corporation. The LP interests and other investment interests acquisitions were accounted for as a business acquisition under common control, as discussed in Note 2, Summary of Significant Accounting Policies of our annual 2022 financial statements, the partnership records assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity.

CRITICAL ACCOUNTING POLICIES AND JUDGMENTS
Please refer to Note 2(v), Summary of Significant Accounting Policies - Critical judgments and estimates in applying accounting policies of our annual 2022 financial statements for further information.

NON-IFRS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, FFO, CFFO, net income attributable to Unitholders, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

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

•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units (prior to the Privatization), FV LTIP Units and BPYU Units.

•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units (prior to the Privatization), FV LTIP Units and BPYU Units.

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 77.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 78 as we believe net income is the most comparable measure.

    In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 78.

Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally.

Reconciliation of Non-IFRS Measures
As described in the “Non-IFRS Financial Measures” section on page 75, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

    The following table reconciles net income to NOI for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Net income (loss)	$996	$3,499	$(2,058)
Add (deduct):
Income tax expense (benefit)	281	490	220
Investment and other revenue	(1,005)	(864)	(494)
Interest expense	2,683	2,593	2,592
Depreciation and amortization expense(1)	287	308	319
Investment and other expense	328	294	69
General and administrative expense	930	924	816
Fair value gains, net	(20)	(2,521)	1,322
Share of net (earnings) loss from equity accounted investments	(826)	(1,020)	749
Total NOI(1)	$3,654	$3,703	$3,535
(1)As described in the “Non-IFRS Financial Measures” section on page 75, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The key components of NOI are presented below:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Commercial property revenue	$4,849	$5,163	$5,397
Direct commercial property expense	(1,852)	(1,931)	(1,975)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	29	39	39
Commercial property NOI(1)	3,026	3,271	3,461
Hospitality revenue	1,511	1,073	702
Direct hospitality expense	(1,141)	(910)	(908)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	258	269	280
Hospitality NOI(1)	628	432	74
Total NOI(1)	$3,654	$3,703	$3,535
(1)As described in the “Non-IFRS Financial Measures” section on page 75, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net income to FFO and Company FFO for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Net income (loss)	$996	$3,499	$(2,058)
Add (deduct):
Fair value (gains) losses, net	(20)	(2,521)	1,322
Share of equity accounted fair value (gains) losses, net	(120)	(404)	1,403
Depreciation and amortization of real-estate assets(1)	190	203	249
Income tax expense	281	490	220
Non-controlling interests in above items	(741)	(689)	(429)
FFO	586	578	707
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	57	58	48
Transaction costs, net(2)	4	110	33
Gains/losses associated with non-investment properties, net(2)	—	—	3
Imputed interest(3)	16	16	23
BSREP III earnings(4)	(79)	(37)	1
Company FFO	$584	$725	$815
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

Reconciliation of Non-IFRS Measures – Core Office
The following table reconciles Core Office net (loss) income to NOI for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Net (loss) income	$(110)	$1,485	$243
Add (deduct):
Income tax expense (benefit)	97	(65)	50
Investment and other revenue	(346)	(280)	(168)
Interest expense	723	570	586
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	12	15	13
Investment and other expense	125	109	24
General and administrative expense	257	256	254
Fair value gains, net	825	(357)	223
Share of net earnings from equity accounted investments	(550)	(644)	(150)
Total NOI – Core Office(1)	$1,033	$1,089	$1,075
(1)     As described in the “Non-IFRS Financial Measures” section on page 75, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Core Office segment are presented below:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Commercial property revenue	$1,842	$1,909	$1,875
Hospitality revenue(1)	22	9	6
Direct commercial property expense	(820)	(829)	(805)
Direct hospitality expense(1)	(23)	(15)	(14)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	12	15	13
Total NOI – Core Office(2)	$1,033	$1,089	$1,075
(1)Hospitality revenue and Direct hospitality expense within our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.
(2)As described in the “Non-IFRS Financial Measures” section on page 75, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles Core Office net (loss) income to FFO and Company FFO for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Net (loss) income	$(110)	$1,485	$243
Add (deduct):
Fair value losses (gains), net	825	(357)	223
Share of equity accounted fair value (gains) losses, net	(307)	(315)	160
Depreciation and amortization of real estate assets(1)	5	5	4
Income tax expense (benefit)	97	(65)	50
Non-controlling interests in above items	(185)	(214)	(185)
FFO	$325	$539	$495
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	16	12	9
Transaction costs, net(2)	13	17	10
(Gains)/losses associated with non-investment properties, net(2)	—	—	3
Imputed interest(3)	16	16	23
Company FFO	$370	$584	$540
(1)     Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)     Presented net of non-controlling interests.
(3)     Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

The following table reconciles Core Office share of net earnings from equity accounted investment for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Unconsolidated properties NOI	$475	$469	$422
Unconsolidated properties fair value (losses) gains, net and income tax expense	307	315	(160)
Other(1)	(232)	(140)	(112)
Share of net earnings from equity accounted investments	$550	$644	$150
(1)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures – Core Retail
The following table reconciles Core Retail net income (loss) to NOI for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Net income (loss)	$163	$(147)	$(2,183)
Add (deduct):
Income tax expense (benefit)	38	(2)	(50)
Investment and other revenue	(155)	(138)	(162)
Interest expense	660	649	647
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	20	22	25
General and administrative expense	217	214	255
Fair value (losses), net	302	810	1,706
Share of net earnings (losses) from equity accounted investments	(234)	(472)	743
Total NOI – Core Retail(1)	$1,011	$936	$981
(1)     As described in the “Non-IFRS Financial Measures” section on page 75, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Core Retail segment are presented below:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Commercial property revenue	$1,402	$1,372	$1,450
Direct commercial property expense	(411)	(458)	(494)
Add: Depreciation and amortization included in direct commercial property expense(1)	20	22	25
Total NOI – Core Retail(1)	$1,011	$936	$981
(1)As described in the “Non-IFRS Financial Measures” section on page 75, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles Core Retail net income (loss) to FFO and Company FFO for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Net income (loss)	$163	$(147)	$(2,183)
Add (deduct):
Fair value (losses), net	302	810	1,706
Share of equity accounted fair value losses (gains), net	175	(153)	1,112
Income tax expense (benefit)	38	(2)	(50)
Non-controlling interests in above items	(52)	(58)	(64)
FFO	$626	$450	$521
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	18	22	24
Transaction costs, net(2)	(6)	41	5
Company FFO	$638	$513	$550
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

The following table reconciles Core Retail share of net earnings (losses) from equity accounted investment for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Unconsolidated properties NOI	$752	$678	$713
Unconsolidated properties fair value (losses) gains, net and income tax expense	(175)	153	(1,112)
Other(1)	(343)	(359)	(344)
Share of net earnings (losses) from equity accounted investments	$234	$472	$(743)
(1)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures - LP Investments
    The following table reconciles LP Investments net income to NOI for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Net income	$1,318	$2,689	$306
Add (deduct):
Income tax expense	126	456	258
Investment and other revenue	(499)	(441)	(152)
Interest expense	1,000	1,069	1,104
Depreciation and amortization on non-real estate assets(2)	255	271	281
Investment and other expense	203	185	45
General and administrative expense	179	208	177
Fair value gains, net	(930)	(2,855)	(696)
Share of net (earnings) losses from equity accounted investments	(42)	96	156
Total NOI(1)	$1,610	$1,678	$1,479
(1)As described in the “Non-IFRS Financial Measures” section on page 75, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our LP Investments segment are presented below:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Commercial property revenue	$1,605	$1,882	$2,072
Hospitality revenue	1,489	1,064	696
Direct commercial property expense	(621)	(644)	(676)
Direct hospitality expense	(1,118)	(895)	(894)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	255	271	281
Total NOI(1)	$1,610	$1,678	$1,479
(1)As described in the “Non-IFRS Financial Measures” section on page 75, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles LP Investments net income to FFO and Company FFO for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Net income	$1,318	$2,689	$306
Add (deduct):
Fair value (gains), net	(930)	(2,855)	(696)
Share of equity accounted fair value losses, net	12	64	131
Depreciation and amortization of real estate assets(1)	185	198	245
Income tax expense	126	456	258
Non-controlling interests in above items	(423)	(373)	(180)
FFO	$288	$179	$64
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	23	24	15
Transaction costs, net(2)	(6)	43	15
Imputed interest(3)	—	—	—
BSREP III earnings(4)	(79)	(37)	1
Company FFO	$226	$209	$95
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

Reconciliation of Non-IFRS Measures – Corporate
    The following table reconciles Corporate net (loss) income to net loss attributable to Unitholders for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Net (loss)	$(375)	$(528)	$(424)
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	(25)	63	—
Net loss attributable to Unitholders	$(350)	$(591)	$(424)

    The following table reconciles Corporate net loss to FFO and Company FFO for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Net (loss)	$(375)	$(528)	$(424)
Add (deduct):
Fair value (gains) losses, net	(217)	(119)	89
Income tax expense (benefit)	20	101	(38)
Non-controlling interests in above items	(81)	(44)	—
FFO	$(653)	$(590)	$(373)
Add (deduct):
Transaction costs, net(1)	3	9	3
Company FFO	$(650)	$(581)	$(370)
(1)Presented net of non-controlling interests.

5.B.    LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. At December 31, 2022, capital totaled $103 billion compared with $100 billion at December 31, 2021.

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

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows. We anticipate certain planned divestitures may be delayed but do not anticipate execution risk that would have a material impact to our cashflows.

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

    The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Dec. 31, 2022
2023	$13,373
2024	10,900
2025	4,877
2026	2,204
2027	1,774
Thereafter	5,856
Deferred financing costs	(188)
Secured debt obligations	$38,796
Debt to investment property ratio	56.6%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2023 to 2024, however, approximately 2% of our debt obligations represent non-recourse mortgages where we have suspended contractual payment, and are currently engaging in modification or restructuring discussions with the respective creditors. We are generally seeking relief given the circumstances resulting from the current economic slowdown, and may or may not be successful with these negotiations. If we are unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

Currently our debt to investment property ratio is 57%. We expect to be able to decrease our debt to capital ratios from these levels through the repayment of credit facilities and debt related to the acquisition of a further interest in our retail assets with cash flow generated in the business and raised from asset sales. In addition, we expect to improve other credit metrics through the benefit of additional earnings from the completion and stabilization of our active development pipeline.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in compliance with substantially all such covenants at December 31, 2022. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership. Summaries of our debt profile for each of our segments are included elsewhere in this Form 20-F.

For the years ended December 31, 2022, 2021 and 2020, the partnership made distributions to unitholders of $1,169 million, $878 million and $1,244 million, respectively. This compares to cash (outflows) inflows from operating activities of $(53) million, $606 million and $1,332 million, respectively, for each of the three years then ended. In 2022 and 2021, distributions exceeded cash flow from operating activities. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. In 2022, the partnership funded the gap between its distributions and cash flow from operating activities through several LP Investment portfolio sales within BSREP I and II, consisting of a triple net lease, hospitality and student housing portfolios, generating approximately $1.7 billion of net cash inflows and meaningful returns on capital. These limited-life funds have reached the realization stage of their respective lifecycles. In 2021, the partnership funded the gap between its distributions and cash flow from operating activities through approximately $540 million of realized gains from the disposition of assets with meaningful returns on capital. Distributions made to unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

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

In connection with the Privatization (refer to Note 3, Privatization of the Partnership of our annual 2022 financial statements for further information), the partnership formed a subsidiary, Brookfield Property Preferred L.P. (“New LP”), to issue preferred securities. The partnership and certain of its related entities have agreed to guarantee the securities issued by this entity.

The following tables provide consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc., New LP and the holding entities:

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
Year ended December 31, 2022
Revenue	$—	$28	$224	$—	$102	$203	$844	$432	$5,532	$7,365
Net income attributable to unitholders(1)	(47)	(62)	(687)	—	141	161	(132)	450	44	(132)

Year ended December 31, 2021
Revenue	$—	$909	$293	$—	$91	$85	$645	$290	$4,787	$7,100
Net income attributable to unitholders(1)	547	1,767	552	—	(9)	67	1,276	279	(3,203)	1,276

Year ended December 31, 2020
Revenue	$—	$70	$215	$—	$68	$—	$836	$126	$5,278	$6,593
Net income attributable to unitholders(1)	(1,166)	297	102	—	(44)	—	(2,358)	34	777	(2,358)
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
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
As of Dec. 31, 2022
Current assets	$—	$442	$1,058	$—	$2,146	$2,952	$5,792	$191	$(6,071)	$6,510
Non-current assets	8,946	9,756	16,205	—	190	—	31,158	2,352	36,823	105,430
Assets held for sale	—	—	—	—	—	—	—	—	576	576
Current liabilities	—	2,606	3,372	—	721	—	6,969	1,230	9,283	24,181
Non-current liabilities	—	15	1,977	—	1,475	659	5,603	202	36,667	46,598
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	—	—
Preferred equity	699	3,430	—	—	—	—	722	—	(4,152)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	—	15,800	18,084
Equity attributable to unitholders(1)	$8,247	$4,147	$9,630	$—	$140	$2,293	$23,656	$1,111	$(26,270)	$22,954

As of Dec. 31, 2021
Current assets	$—	$492	$145	$—	$1,915	$2,952	$6,468	$206	$(7,253)	$4,925
Non-current assets	11,270	10,491	23,197	—	441	—	40,820	2,320	8,030	96,569
Assets held for sale	—	—	—	—	—	—	—	—	10,510	10,510
Current liabilities	—	2,906	1,051	—	199	—	7,710	1,165	4,534	17,565
Non-current liabilities	—	21	4,467	—	2,153	660	13,558	582	24,911	46,352
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	3,082	3,082
Preferred equity	699	4,314	—	—	—	—	722	—	(5,036)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,723	—	—	—	—	—	16,983	19,706
Equity attributable to unitholders(1)	$10,571	$3,742	$15,101	$—	$4	$2,292	$25,298	$779	$(33,187)	$24,600
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

Pursuant to Rule 13-01 of the SEC’s Regulation S-X, the following tables provides combined summarized financial information of New LP and New LP guarantor entities:

(US$ Millions) For the twelve months ended Dec. 31, 2022	BPY	BP Preferred LP ("New LP")	Other Guarantors	Consolidating adjustments	Combined Guarantor entities
Revenue
Revenue - from non-guarantor subsidiaries	—	203	282	(35)	450
Dividend income - from non-guarantor subsidiaries	463	—	1,493	(1,129)	827
Operating profit	463	161	1,297	(1,117)	804
Net income	463	161	1,436	(1,117)	943

Total revenue of the partnership and its controlled subsidiaries for the twelve months ended months ended Dec. 31, 2022 was $7,365 million.

(US$ Millions) As at Dec. 31, 2022	BPY	BP Preferred LP ("New LP")	Other Guarantors	Consolidating adjustments	Combined Guarantor entities
Current assets	$1	$—	$76	$—	$77
Current assets - due from related parties	—	—	2	—	2
Current assets - due from non-guarantor subsidiaries	3	2,952	6,444	(1,315)	8,084
Long-term assets	—	—	3	—	3
Long-term assets - due from related parties	—	—	58	—	58
Current liabilities	—	—	282	—	282
Current liabilities - due to related parties	3	—	24	—	27
Current liabilities - due to non-guarantor subsidiaries	—	—	8,430	(1,315)	7,115
Long-term liabilities	—	—	2,970	—	2,970
Long-term liabilities - due to non-guarantor subsidiaries	—	—	1,704	—	1,704
Preferred equity and capital securities	699	660	1,853	(908)	2,304
Non-controlling interests	—	—	4,252	—	4,252

Total assets of the partnership and its controlled subsidiaries for the period ended Dec. 31, 2022 were $112,516 million.

 5.C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

 5.D.    TREND INFORMATION

We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. However, these cash flows could be impacted by inflationary pressures, rising interest rates, changes in tenant use of office space and changes in consumer tastes and buying patterns at our retail properties. Our belief is we own the highest quality, best-located buildings that continue to be in high demand which will continue to create opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements”.

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

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation
Jeffrey M. Blidner Toronto, Canada	74	Director	Vice Chairman of Brookfield Corporation
Stephen DeNardo(2) Stamford, United States	69	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Brian W. Kingston New York City, United States	49	Director	Managing Partner of Brookfield Corporation and Chief Executive Officer of Brookfield’s Real Estate Property Group
Louis Joseph Maroun(2) Warwick, Bermuda	72	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation and Summit Industrial Income REIT
Lars Rodert(2) Stockholm, Sweden	61	Lead Independent Director, Director	Founder and Chief Executive Officer of ÖstVäst Capital Management
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

    Jeffrey M. Blidner. Mr. Blidner is Vice Chairman of Brookfield and former Chief Executive Officer of Brookfield’s Private Funds Group. Mr. Blidner is also Chair of Brookfield Business Partners L.P. and Brookfield Renewable Partners L.P. and a director of Brookfield Infrastructure Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

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

Louis Joseph Maroun. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun also is on the board of directors of Brookfield Renewable Partners L.P. In addition, Mr. Maroun is Chairman of Sigma Capital Corporation and is on the board of directors and is Chairman of Summit Industrial Income REIT. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology. Mr. Maroun also pursued a series of postgraduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he sits on the university’s Business Advisory Board. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.

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

Our Management

The Service Providers provide management services to us pursuant to our Master Services Agreement. Brookfield has built its property business through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the real estate investment cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of real estate investment and operational expertise throughout our operating entities which specialize in office, retail, multifamily, logistics, hospitality, manufactured housing, mixed-use and student housing, generating significant and stable operating cash flows. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Brian W. Kingston	49	25	22	Chief Executive Officer
Bryan K. Davis	49	27	24	Chief Financial Officer

Set forth below is biographical information for Messrs. Kingston and Davis.

Brian W. Kingston. Mr. Kingston is currently a Managing Partner and director of Brookfield Asset Management and Chief Executive Officer of Brookfield Property Group. Mr. Kingston joined Brookfield in 2001 and was named Chief Executive Officer of Brookfield Property Group in 2015. From 2008 to 2013, he led Brookfield’s Australian business activities, holding the positions of Chief Executive Officer of Brookfield Office Properties Australia, Chief Executive Officer of Prime Infrastructure and Chief Financial Officer of Multiplex.

Bryan K. Davis. Mr. Davis is currently a Managing Partner and Chief Financial Officer of Brookfield Property Group. Mr. Davis was named Chief Financial Officer in 2015. Prior to his current role, he was Chief Financial Officer of Brookfield’s global office property company for eight years and spent five years in senior finance roles. Mr. Davis also held various senior finance positions including Chief Financial Officer of Trilon Financial Corporation, Brookfield’s financial services subsidiary. Prior to joining Brookfield in 1999, Mr. Davis was involved in providing restructuring and advisory services at Deloitte & Touche LLP. He is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University.

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

6.F.    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not Applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.    MAJOR SHAREHOLDERS

As of February 17, 2023, there are 298,985,982 LP Units of our company outstanding, all of which were beneficially owned, directly or indirectly, by Brookfield Corporation.

 7.B.    RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH BROOKFIELD

Brookfield Corporation

On July 26, 2021, Brookfield Corporation acquired all of our LP Units. Since that time, our LP Units are no longer publicly traded and BPY is a wholly-owned subsidiary of Brookfield Corporation. Brookfield Corporation is also the sole shareholder of the BPY General Partner. As a result of its ownership of BPY and the BPY General Partner, Brookfield fully controls our and their activities (including the appointment and removal of directors) and exercises controlling influence over Property Partnership, for which our company is the managing general partner.

Brookfield Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles.

Brookfield Asset Management is a leading global alternative asset manager with over $790 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.

Brookfield’s global alternative asset management business is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management through their ownership of common shares of the Asset Management Company.

A key element of our partnership’s strategy is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. While we believe that our ongoing relationship with Brookfield provides us with a unique competitive advantage, as well as access to opportunities that would otherwise not be available to us, we operate very differently from an independent, stand-alone entity. We describe below this relationship as well as conflicts of interest considerations (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.

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

Preferred Shares of Certain Holding Entities

Brookfield Corporation holds $1 million of Class B junior preferred shares of CanHoldco, one of our Holding Entities. The Class B preferred shares are entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes, which equals to 7.64%. CanHoldco may redeem the Class B preferred shares at any time and must redeem all of the outstanding Class B preferred shares on the tenth anniversary of their issuance. Brookfield Corporation has a right of retraction for the Class B preferred shares. The Class B preferred shares are entitled to vote with the common shares of CanHoldco.
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

Brookfield Corporation also holds C$2.8 billion and C$521 million of the Class D junior preferred shares, Series 1 and Series 2 respectively. The Series 1 and Series 2 preferred shares are each entitled to receive a cumulative preferential dividend equal to 6.25% per annum. CanHoldco may redeem the Series 1 and Series 2 preferred shares at any time. The Class D junior preferred shares are non-voting.

Brookfield Asset Management holds $5 million of Class A senior preferred shares of CanHoldco. Each of Brookfield Corporation and Brookfield Asset Management holds a wholly-owned subsidiary of other Holding Entities, which preferred shares are entitled to vote with the common shares of the applicable entity. These shares are entitled to receive a cumulative preferential cash dividend equal to 5% as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity, subject to certain limitations, at any time after the twentieth anniversary of their issuance. Brookfield Corporation and Brookfield Asset Management have an aggregate of 2% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of each of the other applicable entities.

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

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, the BPY General Partner’s bye-laws, the Property Partnership’s limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”, Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement - Indemnification; Limitations on Liability” and Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Indemnification; Limitations on Liability”. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these agreements, nothing in these agreements is intended to, or will, constitute a waiver of any rights or remedies that investors may have under such laws.

Maturity of Class A Preferred Units

The Class A Preferred Units were issued on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. The Class A Preferred Units were originally exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $25.70 per unit. Following the Privatization, the Class A Preferred Units became exchangeable into cash equal to the value of the consideration that would have been received on the Privatization (a combination of cash, BN and BAM shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. We also have the option of delivering the actual consideration (a combination of cash, BN and BAM shares and New LP Preferred Units). Following the Privatization, Brookfield has agreed with the Class A Preferred Unitholder to grant Brookfield the right to purchase all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, and to grant the Class A Preferred Unitholder the right to sell all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, in each case at a price equal to the issue price for such Class A Preferred Units plus accrued and unpaid distributions. On December 30, 2021, Brookfield acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for Redemption-Exchange Units. The Class A Preferred Units, Series 1 were subsequently cancelled.

Conflicts of Interest and Significantly Limited Fiduciary Duties

Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. A key element of our partnership’s strategy, and the strategy of Brookfield, Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, collectively, “Brookfield Accounts”) in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our partnership and those of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between our investors and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be managed or resolved in the most favorable manner to the interests of our investors and/or of Brookfield Accounts in which we invest.

Brookfield’s activities include, among others: investment and asset management; managing and investing proprietary as well as reinsurance capital; sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private and other markets; developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our partnership and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our partnership and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in our partnership, our partnership’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of our investors and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that our investors and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact our investors’ ability to successfully implement their strategies or achieve their investment objectives.

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

Our limited partnership agreement contains various provisions that modify and reduce the scope of the fiduciary duties that are owed to our partnership and our preferred unitholders, including when conflicts of interest arise. Moreover, Brookfield will not be obligated to, and will not, seek consent for transactions that benefit Brookfield directly and that are likely to favor other Brookfield advisory clients unless required to do so under the Advisers Act or otherwise determined appropriate in Brookfield’s discretion. This approach to managing conflicts will be different than the approach Brookfield takes for its other advisory clients, for which consent will be sought for a broader set of conflicted transactions even if not required by the Advisers Act. Where consent is sought, our limited partnership agreement states that no breach of our limited partnership agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the BPY General Partner. For conflicts of interest that are submitted to the independent directors, our limited partnership agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of the BPY General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the BPY General Partner, therefore take into account the interests of Brookfield as our parent company, third parties and, where applicable, any Brookfield Accounts, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield Accounts. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit the BPY General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above-referenced provisions, nothing in our limited partnership agreement is intended to, or will, constitute a waiver of any rights or remedies that investors may have under such laws.

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

These provisions are detrimental to our preferred unitholders because they significantly limit the scope of the fiduciary duty and permit conflicts of interest to be managed and resolved in a manner that may not be or is not in the best interests of our partnership or the best interests of our preferred unitholders. Such limitations reflect Brookfield’s management strategy with respect to BPY, pursuant to which Brookfield takes into account its broader business interests in light of its ownership of 100% of our limited partnership interests.

The discussion below describes certain of the actual and potential conflicts of interest that are expected to arise between Brookfield Activities, on the one hand, and Brookfield’s management of our partnership and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise, including those that are not presently known to Brookfield or are deemed immaterial. In addition, as Brookfield’s activities and the investment programs of our partnership and Brookfield Accounts in which we invest change over time, an investment in our partnership may be subject to additional and different actual and potential conflicts of interest. While Brookfield acts in good faith to manage and resolve conflict of interest considerations, taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. In particular, as noted elsewhere, given that we are a wholly-owned subsidiary of Brookfield, it will take its broader interests into account when making decisions for BPY and will likely make recommendations and determinations that are different than those taken for other Brookfield advisory clients or that it would make under different circumstances.

Additional information about conflicts of interest considerations regarding an investment in BPY is set forth in Brookfield’s Form ADV (which is available on the SEC’s website at www.adviserinfo.sec.gov, which prospective investors should review prior to investing in BPY and current investors should review on an annual basis. The Brookfield Form ADV is not part of this annual report. Such conflicts of interest include (but are not limited to):

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
•    Restrictions on Brookfield Accounts’ activities;
•    Transactions with investors; and
•    Possible future activities.

However, Brookfield’s ownership of our equity units and the management approach discussed above and in Item 3.D., “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Brookfield’s obligations and fiduciary duties to us are significantly limited and we will not receive the same protections and benefits as other advisory clients of Brookfield receive” will affect how Brookfield manages and resolves conflicts of interest that will arise in managing our investments, including through transactions, such as cross trades, the provision of financing or other transactions between Brookfield, other Brookfield advisory clients, or portfolio companies, on the one hand, and BPY, on the other hand. Brookfield will generally not seek consent for these transactions unless required to do so under the Advisers Act or otherwise determined appropriate in Brookfield’s discretion. This approach to managing conflicts will be different than the approach Brookfield takes for its other advisory clients as described in the Brookfield Form ADV. In seeking to manage business activities efficiently across all advisory clients, Brookfield has discretion to apply certain restrictions to our investment and other activities, but not to those of other advisory clients, taking into account the relevant facts and circumstances it deems appropriate. As a result of the more limited protections under the Advisers Act that will apply to BPY and our investors, compared to other Brookfield advisory clients, and due to Brookfield’s ownership and control of BPY and certain of our subsidiaries, Brookfield’s own interests will influence its conduct and approach to these determinations. It is therefore likely that the outcome for BPY and certain of our subsidiaries will be less favorable than otherwise would have been the case for other Brookfield advisory clients.

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

Our relationship with our parent Brookfield involves a number of arrangements pursuant to which Brookfield provides various services to our partnership, including access to financing arrangements and investment opportunities, and our partnership supports Brookfield Accounts and their portfolio companies in various ways. Certain of these arrangements were revised by Brookfield in connection with the Privatization, and contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. For example, as discussed above, because we are a wholly-owned subsidiary of Brookfield, other Brookfield Accounts will have priority over our partnership in respect of investment opportunities that are suitable and appropriate for their investment mandates.

Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our partnership and Brookfield will arise. Notwithstanding anything to the contrary in the above-referenced provisions, negotiating such new or amended arrangements. Brookfield will generally not seek consent for these arrangements unless required to do so under the Advisers Act or otherwise determined appropriate in Brookfield’s discretion.

Bermuda partnership legislation provides that, subject to any express provision of our partnership agreement to the contrary, a limited partner of a limited partnership in that capacity does not owe any fiduciary duty in exercising any of its rights or authorities or otherwise in performing any of its obligations under our partnership agreement to the limited partnership or any other partner. Our limited partnership agreement imposes no such fiduciary duty. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above-referenced provisions, nothing is intended to, or will, constitute a waiver of any rights or remedies that investors may have under such laws.

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
U.S. Investment Advisers Act of 1940
Brookfield Corporation Private Institutional Capital Adviser US, LLC (“BAM PIC US”) one of the Service Providers under our Master Services Agreement, is registered as an investment adviser under the Advisers Act. As such, BAM PIC US is subject to the rules and regulations applicable to registered investment advisers.
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

OTHER RELATED PARTY TRANSACTIONS

    From time to time, Brookfield may place funds on deposit with us, on terms approved by our board of directors. Any deposit balance is due on demand and interest paid on such deposits is at market terms. At December 31, 2022, our deposit balance with Brookfield was nil (2021 - $680 million) and incurred interest of approximately $6 million for year ended December 31, 2022 (2021 - $20 million).

    An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored real estate funds that target acquisitions that suit our partnership’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored real estate funds to fund these target acquisitions in the future, if and when identified.

For a description of specific transactions in 2022 with Brookfield, Brookfield-related entities and other related parties, see Item 5.A. “Operating and Financial Review and Prospects - Operating Results - Related Parties”.

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

ITEM 8.    FINANCIAL INFORMATION

 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements”.

 8.B.    SIGNIFICANT CHANGES

On January 1, 2023, the Corporation transferred a 23% LP interest in the foreign investments owned by BSREP IV to us for a non-interest bearing note of $588 million.

On January 30, 2023, the board of directors declared the following quarterly distribution on our:
–LP Units of $0.35 per unit ($1.40 on an annualized basis) payable on March 31, 2023 to unitholders of record at the close of business on February 28, 2023;

–Class A Cumulative Redeemable Perpetual Units, Series 1, $0.40625 per unit ($1.625 on an annualized basis) payable on March 31, 2023 to unitholders of record on March 1, 2023;

–Class A Cumulative Redeemable Perpetual Units, Series 2, $0.3984375 per unit ($1.59375 on an annualized basis) payable on March 31, 2023 to unitholders on March 1, 2023;

–Class A Cumulative Redeemable Perpetual Units, Series 3, $0.359375 per unit ($1.4375 on an annualized basis) payable on March 31, 2023 to unitholders of record on March 1, 2023; and

–New LP Preferred Units, $0.390625 per unit ($1.5625 on an annualized basis) payable on March 31, 2023 to unitholders of record on March 1, 2023.

On February 13, 2023, we issued medium term notes for C$500 million at 7.125% per annum, with a term of five years via private placement. Interest on the notes are payable semi-annually.

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

As of the date of this annual report, there are 26,844,556 New LP Preferred Units outstanding and trading on Nasdaq under the ticker symbol “BPYPM” and on the TSX under the symbol “BPYP.PR.A”.

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

Distributions made by the Property Partnership will be made pro rata with respect to the Property Partnership’s managing general partnership interest owned by us and those limited partnership interests owned by Brookfield and holders of AO LTIP Units and FV LTIP Units. Our company’s ability to make distributions will also be subject to additional risks and uncertainties, including those set forth in this Form 20-F under Item 3.D. “Key Information - Risk Factors - Risks Relating to Us and Our Structure” and Item 5. “Operating and Financial Review and Prospects”. In particular, see Item 3.D. “Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be managed and resolved in a manner that is not in our best interests or the best interests of our unitholders.”

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

Any conflicts of interest and conflicts of interest considerations that are approved by the BPY General Partner’s independent directors from time to time will be deemed approved by all partners. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest”.

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
All of the outstanding Redemption-Exchange Units and Special LP Units are held by certain subsidiaries of Brookfield, and all of the outstanding Managing General Partner Units, Property Partnership Preferred Units, Series 5, 6 and 7 are held by our company. All of the outstanding Class A Preferred Units, Series 2 and 3 are held by the Class A Preferred Unitholder. All of the outstanding Class A Preferred Units, Series 1 were acquired by Brookfield from the Class A Preferred Unitholder on December 30, 2021 and were subsequently cancelled. All of the outstanding AO LTIP Units are held by certain employees and former employees of GGP, which were issued to them in connection with the acquisition of GGP. All of the outstanding FV LTIP Units are held by our employees and officers and employees of Brookfield.

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
A holder of Redemption-Exchange Units who delivers a notice of redemption will receive, on the redemption-exchange date and subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for LP Units of our company, either (a) cash in an amount equal to the market value of one of our LP Units as determined by our company multiplied by the number of LP Units to be redeemed or (b) such other amount of cash as may be agreed by such holder and the Property Partnership. Upon its receipt of the redemption notice, our company will have a right to elect, at its sole discretion, to acquire all (but not less than all) Redemption-Exchange Units presented to the Property Partnership for redemption in exchange for LP Units of our company on a one-for-one basis. Upon a redemption, the holder’s right to receive distributions with respect to the Redemption-Exchange Units so redeemed will cease.
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
Class A Preferred Units

The Class A Preferred Units were issued to the Class A Preferred Unitholder on December 4, 2014 in three tranches of $600 million each ($1.8 billion in the aggregate), with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. In addition, a holder of the Class A Preferred Units is entitled to receive an additional distribution, or excess distribution, in any quarter in which the greater of (i) the aggregate distributions declared on an exchange number of our LP Units and (ii) the aggregate distributions paid on an exchange number of the Redemption-Exchange Units divided by an exchange ratio, exceeds the base distribution such holder is entitled to receive for such quarter. Pursuant to the terms of the Class A Preferred Units, the Property Partnership shall not declare or pay dividends on its Managing General Partner Units or Redemption-Exchange Units, or buy back such units, unless it has paid or also pays any arrears of dividends to the holder of the Class A Preferred Units. The first tranche of the Class A Preferred Units was redeemed in December 2021.

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
Our company has entered into an investor agreement with the Class A Preferred Unitholder in connection with the issuance of the Class A Preferred Units. Pursuant to the investor agreement, the Class A Preferred Unitholder is also entitled, for so long as it owns an aggregate limited partnership interest in our company of at least 5% of our issued and outstanding LP Units on a fully-diluted basis, to designate one individual to the BPY General Partner’s board of directors. Such individual must meet the standards of independence established by the Nasdaq and the TSX and be reasonably acceptable to the board of directors. Further, the Class A Preferred Unitholder is not entitled to transfer the Class A Preferred Units except in accordance with the investor agreement. The rights under the investor agreement are only transferable to an affiliate of the Class A Preferred Unitholder.

Preferred Unit Exchange Mechanism

The Class A Preferred Units were originally exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $26.00 per unit. Following the Privatization, the Class A Preferred Units became exchangeable into cash equal to the value of the consideration that would have been received on the Privatization (a combination of cash, BN and BAM shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. We also have the option of delivering the actual consideration (a combination of cash, BN and BAM shares and New LP Preferred Units).

AO LTIP Units

The AO LTIP Units were granted to certain employees and former employees of GGP in connection with the closing of the acquisition of GGP pursuant to the Brookfield Property Partners BPY Unit Option Plan (GGP). The vesting terms of these grants are based on the vesting terms attached to the original GGP awards that were cancelled in connection with the GGP acquisition and all AO LTIP Units are vested. Each AO LTIP Unit will expire within ten years of the acquisition of GGP. AO LTIP Units are entitled to distributions by the Property Partnership as described below. AO LTIP Units are convertible at the option of the holder into that number of Redemption-Exchange Units based on the increase in value of our units from the time of closing of the GGP acquisition to the time of conversion.

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

•fifth, at any time that Property Partnership Preferred Units are outstanding, 100% of any available cash then remaining to holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to the sixth and seventh provision below, as applicable) all amounts that have been deferred in previous quarters pursuant to the third provision above;

•sixth, 100% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Property Partnership Preferred Units), pro rata to their percentage interests (the percentage interests as to any holder of Property Partnership Preferred Units shall be zero), until an amount equal to the First Distribution Threshold, of $0.28 per unit, has been distributed in respect of each partnership interest of the Property Partnership during such quarter;

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

10.C.    MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by us in the two years preceding the date of this Form 20-F or prior to that which remain outstanding:

1)     Third Amended and Restated Master Services Agreement dated August 3, 2021 by and among Brookfield Corporation, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”;

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

6)    Refinancing Agreement by and among our company, the Property Partnership and Brookfield Corporation dated December 4, 2014 described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Maturity of Class A Preferred Units”;

7)    First Amendment to the Third Amended and Restated Master Services Agreement dated February 2, 2022 by and among Brookfield Corporation, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”;

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

21) Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated August 3, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement ”;

22) Limited Partnership Agreement of New LP dated April 13, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the New LP Limited Partnership Agreement ”; and

23) First Amendment to the Limited Partnership Agreement of New LP dated July 26, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the New LP Limited Partnership Agreement ”.

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

Partnership Status of BPY, the Property Partnership, and New LP

Each of BPY, the Property Partnership, and New LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. Subject to the discussion of “publicly traded partnerships” set forth below, an entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner generally is required to take into account its allocable share of items of income, gain, loss, or deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. However, BPY and New LP expect to treat Preferred Unitholders and New LP Preferred Unitholders as generally not sharing in allocations of BPY’s or New LP’s income, gain, loss, or deduction. Instead, BPY and New LP will treat distributions on the Preferred Units and New LP Preferred Units as guaranteed payments for the use of capital. See the discussion below under the headings “– Consequences to U.S. Holders of Preferred Units or New LP Preferred Units – Treatment of Distributions” and “– Consequences to Non-U.S. Holders of Preferred Units or New LP Preferred Units”.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership” unless an exception applies. The Preferred Units and New LP Preferred Units are publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act of 1940 if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

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

If BPY or New LP fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, or if BPY or New LP is required to register under the Investment Company Act of 1940, it will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which it fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to holders of its partnership interests in liquidation. This deemed contribution and liquidation could result in the recognition of gain (but not loss) to U.S. Holders, except that U.S. Holders of Preferred Units generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations held by BPY. If, at the time of such contribution, BPY or New LP (as applicable) were to have liabilities in excess of the tax basis of its assets, U.S. Holders might be required to recognize gain in respect of such excess liabilities upon the deemed transfer, depending on the facts and circumstances. Thereafter, BPY or New LP (as applicable) would be treated as a corporation for U.S. federal income tax purposes.

If BPY or New LP were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss, deduction, or credit would be reflected only on its tax return rather than being passed through to holders of its partnership interests, and it would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, BPY or New LP might be classified as a PFIC for U.S. federal income tax purposes under certain circumstances, and a U.S. Holder that holds Preferred Units or New LP Preferred Units would be subject to the rules applicable to PFICs discussed below. See generally “– Consequences to U.S. Holders of Preferred Units or New LP Preferred Units – Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY”. Subject to the PFIC rules, distributions on Preferred Units or New LP Preferred Units made to U.S. Holders would be treated as taxable dividend income to the extent of BPY’s or New LP’s respective current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its Preferred Units or New LP Preferred Units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its Preferred Units or New LP Preferred Units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend and received by a non-corporate U.S. Holder could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by BPY or New LP with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30%. Depending on the circumstances, additional adverse U.S. federal income tax consequences could result. Based on the foregoing consequences, the treatment of BPY or New LP as a corporation could result in a substantial reduction of the value of the Preferred Units or New LP Preferred Units. If the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

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

Consequences to U.S. Holders of Preferred Units or New LP Preferred Units

Treatment of Distributions

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

With respect to U.S. Holders of Preferred Units, the foregoing general summary is subject to the discussion below under “– Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY” and “– Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY”.

Basis

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

Limitations on Deductibility of Losses

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

Allocation of Income, Gain, Loss, and Deduction

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

With respect to U.S. Holders of Preferred Units, the foregoing general summary is subject to the discussion below under “– Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY” and “– Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY”.

Recognition of Gain or Loss from Disposition

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

With respect to U.S. Holders of Preferred Units, the foregoing general summary is subject to the discussion below under “– Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY” and “– Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY”.

Recognition of Gain or Loss on Redemption

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

Additional Tax on Net Investment Income

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

Deduction for Qualified Business Income

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

Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY

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

Notwithstanding the general PFIC rules described above, based on BPY’s treatment of distributions on Preferred Units as guaranteed payments for the use of capital, BPY intends to take the position that the PFIC rules generally do not apply to U.S. Holders whose indirect interest in a PFIC arises solely by reason of owning Preferred Units. If this position is correct, gain on the disposition of stock of such a PFIC or income realized on excess distributions by such a PFIC generally would not be taxable to such U.S. Holders under the PFIC rules. Consistent with BPY’s position, BPY does not anticipate allocating to a U.S. Holder any ordinary earnings or net capital gain attributable to any subsidiary PFIC with respect to which it has made a “qualified electing fund” election (“QEF Election”), if such U.S. Holder’s interest in such PFIC arises solely by reason of owning Preferred Units. Nor does BPY currently anticipate allocating any gain from the disposition (including a deemed disposition) of stock of a subsidiary PFIC to such U.S. Holder, regardless whether any QEF Election has been made with respect to such PFIC.

However, the treatment of preferred partnership interests under the PFIC rules and the application of the PFIC rules to U.S. Holders are uncertain in certain respects. There can be no assurance that the IRS or a court will not treat a U.S. Holder as subject to the PFIC rules that apply to U.S. persons holding partnership interests in BPY generally. In such case, a U.S. Holder’s ownership of Preferred Units may produce taxable income that is not related to distributions on the Preferred Units, such as income realized on excess distributions by a PFIC or gain from the disposition of stock of a PFIC. Such U.S. Holder may be required to take such income into account in determining the holder’s gross income subject to tax. With respect to gain realized upon the sale of and excess distributions from a PFIC for which a QEF Election for current inclusions is not made, such income would be taxable at ordinary income rates and subject to an additional tax equivalent to an interest charge on the deferral of income inclusions from the PFIC, unless the U.S. Holder had made a timely and effective election to “mark to market” the stock of such PFIC on an annual basis (a “Mark-to-Market Election”). However, the Mark-to-Market Election is available only for “marketable stock,” which is stock regularly traded on certain qualified exchanges, and therefore the Mark-to-Market Election generally is not expected to be available with respect to any PFIC in which a U.S. Holder is treated as owning an indirect interest through BPY. U.S. Holders of Preferred Units of BPY should consult their own tax advisers regarding the application of the PFIC rules to their ownership of Preferred Units in light of their particular circumstances.

Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY

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

If a U.S. partnership in which BPY owns an interest is a U.S. Shareholder of a CFC, then any gain allocated to a U.S. Holder of Preferred Units from the disposition of an equity interest in the CFC may be treated as dividend income to the extent of the holder’s allocable share of the current and/or accumulated earnings and profits of the CFC, as calculated under the CFC rules. Based on BPY’s organizational structure, the BPY General Partner currently believes that one or more of its existing subsidiaries is likely to be classified as a CFC. Moreover, BPY may in the future acquire certain investments or operating entities through one or more subsidiaries treated as corporations for U.S. federal income tax purposes, and such future subsidiaries or other companies in which BPY acquires an interest may be treated as CFCs.

Notwithstanding the CFC rules described above, based on BPY’s treatment of distributions on Preferred Units as guaranteed payments for the use of capital, BPY intends to take the position that the CFC rules generally do not apply to U.S. Holders of Preferred Units whose indirect interest in a CFC arises solely by reason of owning the Preferred Units. If this position is correct, gain on the disposition of stock of such a CFC by such U.S. Holders (including indirectly, by reason of the disposition of Preferred Units by such holders) generally would not be taxable to such holders under the CFC rules. Nor does BPY currently anticipate allocating any gain from the disposition (including a deemed disposition) of stock of a CFC to such U.S. Holders.

However, the treatment of preferred partnership interests under the CFC rules is uncertain. There can be no assurance that the IRS or a court will not treat a U.S. Holder of Preferred Units as subject to the CFC rules. In such case, all or a portion of any gain realized from the disposition (including a deemed disposition) of stock of a CFC may be taxable to a U.S. Holder at ordinary income rates. U.S. Holders of Preferred Units of BPY should consult their own tax advisers regarding the application of the CFC rules to their ownership of Preferred Units in light of their particular circumstances.

U.S. Federal Estate Tax Consequences

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

Tax-Exempt Organizations

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

Consequences to Non-U.S. Holders of Preferred Units or New LP Preferred Units

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

If, contrary to expectation, distributions on the Preferred Units or New LP Preferred Units are not treated as guaranteed payments, then a Non-U.S. Holder will share in BPY’s or New LP’s items of income, gain, loss, or deduction, even if BPY and New LP are not engaged in a U.S. trade or business and the holder is not otherwise engaged in a U.S. trade or business. As a result, the holder may be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income of BPY or New LP (as applicable) which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate includes income of a fixed or determinable annual or periodic nature, such as dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and a Non-U.S. Holder’s country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that the holder properly certifies its eligibility for such treatment. Non-U.S. Holders should consult their own tax advisers regarding the tax treatment of distributions on the Preferred Units and New LP Preferred Units as guaranteed payments and the U.S. federal withholding and other income tax consequences thereof.

Based on the organizational structures of BPY and New LP, as well as their expected income and assets, the BPY General Partner and New LP General Partner currently believe that BPY and New LP, respectively, are unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Specifically, each of BPY and New LP intends not to make an investment, whether directly or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if the BPY General Partner or New LP General Partner (as applicable) believes at the time of such investment that the investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, BPY and New LP are not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then the Non-U.S. Holder generally will not be subject to U.S. federal tax return filing requirements solely as a result of owning Preferred Units or New LP Preferred Units and generally will not be subject to U.S. federal net income tax on distributions on the Preferred Units or New LP Preferred Units.

In addition, if, as anticipated, BPY and New LP are not engaged in a U.S. trade or business, the amount realized by a Non-U.S. Holder upon the disposition of Preferred Units or New LP Preferred Units generally will not be subject to U.S. federal income tax, including U.S. federal withholding tax. Under Section 1446(f) of the U.S. Internal Revenue Code, the transferee of an interest in a partnership that is engaged in a U.S. trade or business generally is required to withhold 10% of the amount realized by the transferor, unless the transferor certifies that it is not a foreign person. In the case of a transfer of an interest in a publicly traded partnership effected through a broker, the broker bears the primary responsibility for such withholding. Moreover, if Section 1446(f) of the U.S. Internal Revenue Code applies, a broker may be required to withhold 10% of the amount of a distribution exceeding a publicly traded partnership’s cumulative net income. However, under Treasury Regulations, no withholding is required if the broker properly relies on a certification made by a publicly traded partnership in a “qualified notice” that the “10-percent exception” applies. The 10-percent exception applies to a transfer of a publicly traded interest in a publicly traded partnership if: (i) the publicly traded partnership was not engaged in a U.S. trade or business at any time during a specified period of time; or (ii) upon a hypothetical sale of the publicly traded partnership’s assets at fair market value, (1) the amount of net gain that would have been effectively connected with the conduct of a trade or business within the United States would be less than 10% of the total net gain, or (2) no gain would have been effectively connected with the conduct of a trade or business in the United States.

Based on the intentions of the BPY General Partner and the New LP General Partner not to make an investment, whether directly or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if the BPY General Partner or the New LP General Partner, respectively, believes at the time of such investment that the investment would generate income treated as effectively connected with a U.S. trade or business, the BPY General Partner and the New LP General Partner have provided and intend to continue to provide timely qualified notices on a quarterly basis certifying that the 10-percent exception applies, so that no withholding under Section 1446(f) of the U.S. Internal Revenue Code applies to a Non-U.S. Holder’s sale or other disposition of Preferred Units or New LP Preferred Units (as applicable) effected through a broker or to any distributions on the Preferred Units or New LP Preferred Units.

However, there can be no assurance that the law will not change or that the IRS will not deem BPY or New LP to be engaged in a U.S. trade or business. If, contrary to the BPY General Partner’s and New LP General Partner’s expectations, BPY or New LP is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder of Preferred Units or New LP Preferred Units, as applicable, generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to the Non-U.S. Holder. In addition, distributions to the Non-U.S. Holder might be treated as

“effectively connected income” (which would subject the holder to U.S. net income taxation) and might be subject to withholding tax imposed at the highest effective tax rate applicable to the Non-U.S. Holder. If the amount of withholding were to exceed the amount of U.S. federal income tax actually due, the Non-U.S. Holder might be required to file a U.S. federal income tax return in order to seek a refund of such excess. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. Guaranteed payments paid or accrued within BPY’s or New LP’s taxable year might be included as income to applicable Non-U.S. Holders, whether or not a distribution of such payments had actually been made. If, contrary to expectation, BPY or New LP were treated as engaged in a U.S. trade or business, then gain or loss from the sale of Preferred Units or New LP Preferred Units (as applicable) by a Non-U.S. Holder generally would be treated as effectively connected with such trade or business to the extent that the Non-U.S. Holder would have had effectively connected gain or loss had the applicable partnership sold all of its assets at their fair market value as of the date of the sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from any such sale by a Non-U.S. Holder, as well as the amount of any distribution on Preferred Units or New LP Preferred Units exceeding the cumulative net income of BPY or New LP, respectively, generally would be subject to the 10% U.S. federal withholding tax under Section 1446(f) of the U.S. Internal Revenue Code. Non-U.S. Holders should consult their own tax advisers regarding the consequences of BPY or New LP being engaged in a trade or business within the United States.

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

Administrative Matters

Information Returns and Audit Procedures

Each of BPY and New LP has agreed to use commercially reasonable efforts to furnish to their respective Preferred Unitholders and New LP Preferred Unitholders, within 90 days after the close of each calendar year, U.S. tax information (including IRS Schedule K-1), which describes on a U.S. dollar basis the holders’ share of any income, gain, loss, and deduction of BPY or New LP, respectively, for their preceding taxable years. Under IRS guidance, certain partnerships are also required to provide IRS Schedule K-3, which generally describes a partner’s share of certain items of international tax relevance from the operations of the partnership. BPY and New LP generally expect to provide IRS Schedule K-3 (as applicable) to their respective unitholders, except that BPY and New LP generally do not expect to be able to provide IRS Schedule K-3 within such 90-day period. Moreover, providing this U.S. tax information to Preferred Unitholders and New LP Preferred Unitholders will also be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from other entities, such as subsidiaries. It is therefore possible that, in any taxable year, a U.S. Holder (or a Non-U.S. Holder that is subject to U.S. federal income taxation on a net basis) will need to apply for an extension of time to file its own tax returns. In preparing this U.S. tax information, each of BPY and New LP will use various accounting and reporting conventions to determine each holder’s share of income, gain, loss, and deduction (if any). The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to a holder’s income or loss. Due to administrative reporting limitations, and notwithstanding the rules requiring the aggregation of partnership interests purchased in separate transactions, as described above under the heading “– Consequences to U.S. Holders of Preferred Units or New LP Preferred Units – Basis”, a U.S. Holder may receive separate Schedules K-1 for any other partnership interests in BPY or New LP, such as other series of Preferred Units or New LP Preferred Units, as applicable.

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

The organizational documents and agreements of BPY and New LP permit the BPY General Partner and the New LP General Partner to modify their respective limited partnership agreements from time to time, without the consent of Preferred Unitholders or New LP Preferred Unitholders, to elect to treat BPY or New LP (as applicable) as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation, or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all Preferred Unitholders or New LP Preferred Unitholders.

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

Taxation of Canadian Resident Holders

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident in Canada (a “Resident Holder”).

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

In computing the income (or loss) of BPY and New LP, as applicable, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by BPY and New LP, as applicable, for the purpose of earning income, subject to the relevant provisions of the Tax Act. BPY and New LP, as applicable, may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by BPY and New LP, as applicable, to issue partnership interests. The portion of such issue expenses deductible by BPY and New LP, as applicable, in a taxation year is 20% of such issue expenses, pro-rated where BPY’s or New LP’s taxation year is less than 365 days. On November 3, 2022, the Department of Finance released revised draft Tax Proposals to implement the interest deductibility limitations announced in the 2021 Canadian federal budget. These Tax Proposals would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts in certain circumstances where such taxpayer’s net interest expense exceeds a fixed ratio of the taxpayer’s adjusted taxable income. Where a corporation or trust is a partner of a partnership that is determined to have excess interest and financing expenses as determined under these Tax Proposals, the corporation or trust would include an amount in income in respect of its share of the partnership’s excessive interest and financing expenses as opposed to the deduction of such expenses being denied at the partnership level. These Tax Proposals could apply to corporations and trusts within our group and to certain Resident Holders in respect of their interest in BPY. However, these Tax Proposals do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. These Tax Proposals will generally apply in respect of taxation years beginning on or after October 1, 2023.

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

Disposition of Preferred Units

The disposition (or deemed disposition) by a Resident Holder of Preferred Units or New LP Preferred Units will result in the realization of a capital gain (or capital loss) by such Resident Holder in the amount, if any, by which the proceeds of disposition of the Preferred Units or New LP Preferred Units, as applicable, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such units. Subject to the general rules on averaging of cost base, the adjusted cost base of a Resident Holder’s Preferred Units or New LP Preferred Units, as applicable, would generally be equal to: (i) the actual cost of the Preferred Units or New LP Preferred Units (excluding any portion thereof financed with limited recourse indebtedness), as applicable; plus (ii) the share of the income of BPY or New LP, as applicable, allocated to the Resident Holder for fiscal years of BPY or New LP, as applicable, ending before the relevant time in respect of the Preferred Units or

New LP Preferred Units, as applicable; less (iii) the aggregate of the pro-rata share of losses of BPY allocated to the Resident Holder (other than losses which cannot be deducted because they exceed the Resident Holder’s “at-risk” amount in respect of the Preferred Units) for the fiscal years of BPY ending before the relevant time in respect of the Preferred Units; and less (iv) the Resident Holder’s distributions received from BPY or New LP, as applicable, before the relevant time in respect of the Preferred Units or New LP Preferred Units, as applicable. The adjusted cost base of each Preferred Unit or New LP Preferred Unit will be subject to the averaging provisions contained in the Tax Act.

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

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains. The additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the Tax Proposals. Resident Holders are advised to consult their own tax advisors in this regard.

Eligibility for Investment

Provided that the Preferred Units or New LP Preferred Units, as applicable, are listed on a “designated stock exchange” (which currently includes the Nasdaq and the TSX), the Preferred Units and New LP Preferred Units, as applicable, will be “qualified investments” under the Tax Act for trusts governed by RRSPs, deferred profit sharing plans, RESPs, RDSPs and TFSAs.

Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or an RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if Preferred Units or New LP Preferred Units, as applicable, held in the RRSP, RRIF, TFSA, RDSP or RESP are “prohibited investments”, as defined in the Tax Act, for the RRSP, RRIF, TFSA, RDSP or RESP, as the case may be. Preferred Units and New LP Preferred Units, as applicable, will generally not be a “prohibited investment” if the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of an RESP, as applicable, deals at arm’s length with BPY or New LP, as applicable, for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of the “prohibited investment” rules, in BPY or New LP, as applicable. Resident Holders who will hold Preferred Units or New LP Preferred Units, as applicable, in an RRSP, RRIF, TFSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

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

The following portion of the summary assumes that (i) Preferred Units and New LP Preferred Units, as applicable, are not and will not at any relevant time constitute “taxable Canadian property” of any Non-Resident Holder, and (ii) BPY, the Property Partnership and New LP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties in the 60-month period immediately preceding the particular time. In general, Preferred Units will not constitute “taxable Canadian property” of any Non-Resident Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of Preferred Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the Preferred Units are otherwise deemed to be “taxable Canadian property”. Since BPY’s assets will consist principally of units of the Property Partnership, Preferred Units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by BPY derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above at any time in the 60-month period preceding the particular time. The BPY General Partner does not expect Preferred Units or the New LP Preferred Units, respectively, to be “taxable Canadian property” at any relevant time and does not expect BPY, the Property Partnership, or New LP, as applicable, to dispose of “taxable Canadian property”. However, no assurance can be given that the Preferred Units will not be “taxable Canadian property” or that BPY will not dispose of “taxable Canadian property”.

The following portion of the summary also assumes that none of BPY, the Property Partnership or New LP will be considered to carry on business in Canada. The BPY General Partner intends to organize and conduct the affairs of BPY, the Property Partnership and New LP, respectively, to the extent possible, so that none of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If any of these entities carry on business in Canada, the tax implications to BPY, the Property Partnership, New LP, and to Non-Resident Holders may be materially and adversely different than as set out herein.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Form 20-F in Note 31, Financial Instruments in our annual 2022 financial statements for further information..

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2022, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting, excluding Watermark Lodging Trust, was effective as of December 31, 2022.

Our management excluded from its assessment the internal control over financial reporting at Watermark Lodging Trust, for which control was acquired on December 9, 2022, and whose financial statements constitute 3% of total assets, 3% of net assets, —% of total revenue and —% of net income as of and for the year ended December 31, 2022.

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

Report of Independent Registered Public Accounting Firm

Effective December 31, 2022, we are a non-accelerated filer and the effectiveness of our internal control over financial reporting as of December 31, 2022 is not subject to attestation from our independent registered public accounting firm.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

 ITEM 16B.    CODE OF ETHICS

On April 4, 2013, the BPY General Partner adopted a Code of Business Conduct and Ethics that applies to the members of the board of directors of the BPY General Partner, our company and any officers or employees of the BPY General Partner. The Code is reviewed and updated annually. We have posted a copy of the Code on our website at bpy.brookfield.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The BPY General Partner has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s independent registered public accounting firm.

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2022 and 2021.

	December 31, 2022		December 31, 2021
(US$ Thousands)	Total	%	Total	%
Audit fees(1)	$8,117	31%	$10,141	34%
Audit-related fees(2)	18,027	68%	19,510	66%
Tax fees(3)	—	—%	62	—%
Other(4)	167	1%	81	—%
Total	$26,311	100%	$29,794	100%
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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

    During the period ended December 31, 2022, there were no LP Units, Preferred Units or New LP Preferred Units purchased by our company or any affiliated purchasers.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.    CORPORATE GOVERNANCE

    Subject to certain exceptions, Nasdaq permits foreign private issuers to follow home country practice in lieu of Nasdaq’s corporate governance requirements. Our corporate governance practices are not materially different from those required of domestic limited partnerships under the Nasdaq listing standards, except that we follow Bermuda law in respect of approval of equity compensation plans and material amendments thereto, which only requires approval by the board of directors of the BPY General Partner, whereas Nasdaq rules generally require unitholder approval of such plans and amendments.

ITEM 16H.    MINING SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (the “MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended, (the “Mine Act”). During the fiscal year ended December 31, 2022, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

 ITEM 19.    EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2013(1)
1.2	Second Amended and Restated Limited Partnership Agreement of our company, dated August 8, 2013(2)
1.3	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated November 5, 2015(3)
1.4	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated March 21, 2019(4)
1.5	Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated August 20, 2019(5)
1.6	Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated February 18, 2020(6)
1.7	Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated April 21, 2020(7)
1.8	Sixth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated March 31, 2021(8)
1.9	Seventh Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated July 26, 2021(9)
2.1	Description of Securities(10)
4.2	Third Amended and Restated Master Services Agreement by and among Brookfield Corporation, the Service Recipients and the Service Providers, dated August 3, 2021(11)
4.3	First Amendment to Third Amended and Restated Master Services Agreement by and among Brookfield Corporation, the Service Recipients and the Service Providers, dated February 2, 2022(12)
4.2	Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 20, 2019(13)
4.3	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated March 21, 2019(14)
4.4	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 28, 2019(15)
4.5	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 20, 2019(16)
4.6	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 18, 2020(17)
4.7	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 21, 2020(18)
4.8	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated July 26, 2021(19)
4.9	Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 3, 2021(20)
4.11	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(21)
4.12	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(22)
4.13	Indenture dated July 3, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(23)

4.14	First Supplemental Indenture dated July 3, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(23)
4.15
Guarantee dated July 3, 2018 between Brookfield Property Partners LP, Brookfield Property LP, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited and Computershare Trust Company of Canada(23)

4.16	Supplemental Indenture to First Supplemental Indenture dated October 19, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(24)
4.17	Second Supplemental Indenture dated October 19, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(24)
4.18	Amendment to the First Supplemental Indenture dated November 26, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(25)
4.19	Third Supplemental Indenture dated February 13, 2019 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(26)
4.20	Supplemental Indenture to Third Supplemental Indentured dated May 17, 2019 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(27)
4.21	Fourth Supplemental Indenture dated January 15, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(28)
4.22	Second Supplemental Indenture to First Supplemental Indentured dated January 15, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(28)
4.23	Fifth Supplemental Indenture dated August 24, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(29)
4.24	Sixth Supplemental Indenture dated October 12, 2021 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(30)
4.25	Seventh Supplemental Indenture dated February 13, 2023 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(31)
4.26	Limited Partnership Agreement, dated April 13, 2021, of Brookfield Property Preferred L.P. (32)
4.27	First Amendment, dated July 26, 2021, to the Limited Partnership Agreement of Brookfield Property Preferred L.P. (33)
4.28
Subordinated Guarantee, dated July 26, 2021, in favor of Brookfield Property Preferred L.P. by Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited (34)

12.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(10)
12.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(10)
13.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(10)
13.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(10)
17.1	List of Subsidiary Issuers and Guarantors (33)
101.INS	XBRL Instance Document(10)
101.SCH	XBRL Taxonomy Extension Schema Document(10)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(10)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(10)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document(10)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(10)

(1)	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.
(2)	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.
(3)	Filed as an exhibit to Form 20-F on March 17, 2016 and incorporated herein by reference.
(4)	Filed as an exhibit to Form 6-K on March 21, 2019 and incorporated herein by reference
(5)	Filed as an exhibit to Form 6-K on August 20, 2019 and incorporated herein by reference.

(6)	Filed as an exhibit to Form 6-K on February 18, 2020 and incorporated herein by reference
(7)	Filed as an exhibit to Form 6-K on May 11, 2020 and incorporated herein by reference.
(8)	Filed as an exhibit to Form 6-K on April 5, 2021 and incorporated herein by reference.
(9)	Filed as an exhibit to Form 6-K on July 27, 2021 and incorporated herein by reference.
(10)	Filed as an exhibit to Form 20-F filed on February 24, 2023 and incorporated by reference.
(11)	Filed as an exhibit to Form 6-K on August 30, 2021 and incorporated herein by reference.
(12)	Filed as an exhibit to Form 6-K on February 11, 2022 and incorporated herein by reference.
(13)	Filed as an exhibit to Form 6-K on February 20, 2019 and incorporated herein by reference.
(14)	Filed as an exhibit to Form 6-K on March 21, 2019 and incorporated herein by reference.
(15)	Filed as an exhibit to Form 6-K on April 30, 2019 and incorporated herein by reference.
(16)	Filed as an exhibit to Form 6-K on August 20, 2019 and incorporated herein by reference.
(17)	Filed as an exhibit to Form 6-K on February 18, 2020 and incorporated herein by reference.
(18)	Filed as an exhibit to Form 6-K on May 11, 2020 and incorporated herein by reference.
(19)	Filed as an exhibit to Form 6-K on July 27, 2021 and incorporated herein by reference.
(20)	Filed as an exhibit to Form 6-K on August 30, 2021 and incorporated herein by reference.
(21)	Filed as an exhibit to Form 6-K on December 4, 2014 and incorporated herein by reference.
(22)	Filed as an exhibit to Form 6-K on December 4, 2014 and incorporated herein by reference.
(23)	Filed as an exhibit to Form 6-K on July 3, 2018 and incorporated herein by reference.
(24)	Filed as an exhibit to Form 6-K on October 22, 2018 and incorporated herein by reference.
(25)	Filed as an exhibit to Form 6-K on November 27, 2018 and incorporated herein by reference.
(26)	Filed as an exhibit to Form 6-K on February 13, 2019 and incorporated herein by reference.
(27)	Filed as an exhibit to Form 6-K on May 21, 2019 and incorporated herein by reference.
(28)	Filed as an exhibit to Form 6-K on January 16, 2020 and incorporated herein by reference.
(29)	Filed as an exhibit to Form 6-K on August 27, 2020 and incorporated herein by reference.
(30)	Filed as an exhibit to Form 6-K on October 18, 2021 and incorporated herein by reference.
(31)	Filed as an exhibit to Form 6-K on February 13, 2023 and incorporated herein by reference.
(32)	Filed as Exhibit 3.4 to the Registration Statement on Form F-4 (File Nos. 333-255512, 333-255512-01, 333-255512-02, 333-255512-03, 333-255512-04, 333-255512-05, 333-255512-06, 333-255512-07, 333-255512-08, 333-255512-09 and 333-255512-10) of Brookfield Corporation Inc., Brookfield Property Preferred L.P. and the guarantors described therein on May 27, 2021 and incorporated herein by reference.
(33)	Filed as Exhibit 22.1 to the Registration Statement on Form F-4 (File Nos. 333-255512, 333-255512-01, 333-255512-02, 333-255512-03, 333-255512-04, 333-255512-05, 333-255512-06, 333-255512-07, 333-255512-08, 333-255512-09 and 333-255512-10) of Brookfield Corporation Inc., Brookfield Property Preferred L.P. and the guarantors described therein on May 27, 2021 and incorporated herein by reference.
(34)	Filed as Form 8-A on July 26, 2021 and incorporated herein by reference.

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
Name: Jane Sheere
Title: Secretary

Date: February 24, 2023

Index to Financial Statements

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2022 and 2021 and for each of the years in the three-year period ended December 31, 2022	F-2

Brookfield Property Partners L.P.

Consolidated financial statements
As at December 31, 2022 and 2021 and
for the years ended December 31, 2022, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Unitholders of Brookfield Property Partners L.P.,
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brookfield Property Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the supplemental schedule of investment property information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Fair Value of Investment Property - Refer to Notes 2(e), 2(v)(v) and 4 to the financial statements

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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 24, 2023

We have served as the Partnership's auditor since 2011.

Brookfield Property Partners L.P.
Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2022	Dec. 31, 2021
Assets
Non-current assets
Investment properties	4	$68,585	$64,613
Equity accounted investments	6	19,943	20,807
Property, plant and equipment	8	9,401	5,623
Goodwill	9	946	832
Intangible assets	10	966	964
Other non-current assets	11	5,217	3,578
Loans and notes receivable		372	152
Total non-current assets		105,430	96,569
Current assets
Loans and notes receivable		314	73
Accounts receivable and other	12	2,176	2,276
Cash and cash equivalents		4,020	2,576
Total current assets		6,510	4,925
Assets held for sale	13	576	10,510
Total assets		$112,516	$112,004

Liabilities and equity
Non-current liabilities
Debt obligations	14	$38,858	$38,579
Capital securities	15	2,233	3,024
Other non-current liabilities	17	2,443	1,499
Deferred tax liabilities	16	3,064	3,250
Total non-current liabilities		46,598	46,352
Current liabilities
Debt obligations	14	19,704	13,742
Capital securities	15	600	61
Accounts payable and other liabilities	18	3,877	3,762
Total current liabilities		24,181	17,565
Liabilities associated with assets held for sale	13	—	3,082
Total liabilities		70,779	66,999

Equity
Limited partners	19	8,217	8,805
General partner	19	4	4
Preferred equity		699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	19,20	14,688	15,736
FV LTIP units of the Operating Partnership	19,20	45	55
Interests of others in operating subsidiaries and properties	5,20	18,084	19,706
Total equity		41,737	45,005
Total liabilities and equity		$112,516	$112,004
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Income

(US$ Millions) Years ended Dec. 31,	Note	2022	2021	2020
Commercial property revenue	21	$4,849	$5,163	$5,397
Hospitality revenue	22	1,511	1,073	702
Investment and other revenue	23	1,005	864	494
Total revenue		7,365	7,100	6,593
Direct commercial property expense	24	1,852	1,931	1,975
Direct hospitality expense	25	1,141	910	908
Investment and other expense		328	294	69
Interest expense		2,683	2,593	2,592
General and administrative expense	26	930	924	816
Total expenses		6,934	6,652	6,360
Fair value gains (losses), net	27	20	2,521	(1,322)
Share of net earnings from equity accounted investments	6	826	1,020	(749)
Income (loss) before income taxes		1,277	3,989	(1,838)
Income tax expense	16	281	490	220
Net income (loss)		$996	$3,499	$(2,058)

Net income (loss) attributable to:
Limited partners		$(47)	$530	$(1,098)
General partner		—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(85)	716	(1,119)
Limited partnership units of Brookfield Office Properties Exchange LP		—	2	(7)
FV LTIP units of the Operating Partnership		—	3	(4)
Class A shares of Brookfield Properties Retail Holding LLC		—	25	(130)
Interests of others in operating subsidiaries and properties		1,128	2,223	300
Total		$996	$3,499	$(2,058)
See accompanying notes to the consolidated financial statements.
.

Brookfield Property Partners L.P.
Consolidated Statements of Comprehensive Income

(US$ Millions) Years ended Dec. 31,	Note	2022	2021	2020
Net income (loss)		$996	$3,499	$(2,058)
Other comprehensive income (loss)	28
Items that may be reclassified to net income:
Foreign currency translation		(505)	(277)	737
Cash flow hedges		49	95	116
Equity accounted investments		128	54	(58)
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive income (“FVTOCI”)		(26)	(33)	17
Share of revaluation surplus on equity accounted investments		113	354	(206)
Remeasurement of defined benefit obligations		1	—	(1)
Revaluation surplus		655	811	(191)
Total other comprehensive income		415	1,004	414
Total comprehensive income (loss)		$1,411	$4,503	$(1,644)
Comprehensive income attributable to:
Limited partners
Net (loss) income		$(47)	$530	$(1,098)
Other comprehensive income		8	116	211
		(39)	646	(887)
General partner
Net income (loss)		—	—	—
Other comprehensive income (loss)		—	—	—
		—	—	—
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net (loss) income		(85)	716	(1,119)
Other comprehensive income		14	200	215
		(71)	916	(904)
Limited partnership units of Brookfield Office Properties Exchange LP
Net income (loss)		—	2	(7)
Other comprehensive income		—	—	1
		—	2	(6)
FV LTIP units of the Operating Partnership
Net income (loss)		—	3	(4)
Other comprehensive income		—	1	1
		—	4	(3)
Class A shares of Brookfield Properties Retail Holding LLC
Net income (loss)		—	25	(130)
Other comprehensive income		—	1	25
		—	26	(105)
Interests of others in operating subsidiaries and properties
Net income		1,128	2,223	300
Other comprehensive income (loss)		393	686	(39)
		1,521	2,909	261
Total comprehensive income (loss)		$1,411	$4,503	$(1,644)
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
(US$ Millions)	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	Limited partners equity	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	General partner equity	Total preferred equity	Redeemable/ exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	FV LTIP units of the Operating Partnership	Class A shares of Brookfield Properties Retail Holding LLC	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2021	$5,861	$457	$2,598	$(111)	$8,805	$4	$2	$(1)	$(1)	$4	$699	$15,736	$—	$55	$—	$19,706	$45,005
Net (loss) income	—	(47)	—	—	(47)	—	—	—	—	—	—	(85)	—	—	—	1,128	996
Other comprehensive income (loss)	—	—	—	8	8	—	—	—	—	—	—	14	—	—	—	393	415
Total comprehensive (loss) income	—	(47)	—	8	(39)	—	—	—	—	—	—	(71)	—	—	—	1,521	1,411
Distributions	—	(419)	—	—	(419)	—	—	—	—	—	—	(748)	—	(2)	—	(3,755)	(4,924)
Preferred distributions	—	(16)	—	—	(16)	—	—	—	—		—	(28)	—	—	—	—	(44)
Issuances / repurchases of equity interests in operating subsidiaries	—	(42)	(78)	—	(120)	—	—	—	—	—		(207)	—	4	—	612	289
Change in relative interests of non-controlling interests	—	—	6	—	6	—	—	—	—	—	—	6	—	(12)	—	—	—
Balance as at Dec. 31, 2022	$5,861	$(67)	$2,526	$(103)	$8,217	$4	$2	$(1)	$(1)	$4	$699	$14,688	$—	$45	$—	$18,084	$41,737

Balance as at Dec. 31, 2020	$8,562	$486	$3,010	$(349)	$11,709	$4	$2	$(1)	$(1)	$4	$699	$12,249	$73	$52	$1,050	$15,687	$41,523
Net income	—	530	—	—	530	—	—	—	—	—	—	716	2	3	25	2,223	3,499
Other comprehensive income (loss)	—	—	—	116	116	—	—	—	—	—	—	200	—	1	1	686	1,004
Total comprehensive income (loss)	—	530	—	116	646	—	—	—	—	—	—	916	2	4	26	2,909	4,503
Distributions	—	(358)	—	—	(358)	—	—	—	—	—	—	(504)	(1)	(2)	(13)	(3,295)	(4,173)
Preferred distributions	—	(19)	—	—	(19)	—	—	—	—		—	(24)	—	—	(1)	—	(44)
Issuances / repurchases of equity interests in operating subsidiaries	2	17	4	—	23	—	—	—	—	—		1,630	—	—	(30)	2,065	3,688
Privatization of the Partnership	(2,872)	(199)	(483)	100	(3,454)	—	—	—	—	—	—	1,502	(71)	3	(811)	2,340	(491)
Exchange of exchangeable units	2	—	1	(1)	2	—	—	—	—	—	—	—	(3)	—	—	—	(1)
Conversion of Class A shares of Brookfield Properties Retail Holding LLC	167	—	74	—	241	—	—	—	—	—	—	—	—	—	(241)	—	—
Change in relative interests of non-controlling interests	—	—	(8)	23	15	—	—	—	—	—	—	(33)	—	(2)	20	—	—
Balance as at Dec. 31, 2021	$5,861	$457	$2,598	$(111)	$8,805	$4	$2	$(1)	$(1)	$4	$699	$15,736	$—	$55	$—	$19,706	$45,005

Balance as at Dec. 31, 2019	$9,257	$2,539	$1,960	$(482)	$13,274	$4	$2	$(1)	$(1)	$4	$420	$13,200	$87	$35	$1,930	$15,985	$44,935
Net income	—	(1,098)	—	—	(1,098)	—	—	—	—	—	—	(1,119)	(7)	(4)	(130)	300	(2,058)
Other comprehensive income (loss)	—	—	—	211	211	—	—	—	—	—	—	215	1	1	25	(39)	414
Total comprehensive income (loss)	—	(1,098)	—	211	(887)	—	—	—	—	—	—	(904)	(6)	(3)	(105)	261	(1,644)
Distributions	—	(583)	—	—	(583)	—	—	—	—	—	—	(587)	(4)	(2)	(68)	(923)	(2,167)
Preferred distributions	—	(20)	—	—	(20)	—	—	—	—		—	(20)	—	—	(2)	—	(42)
Issuances / repurchases of equity interests in operating subsidiaries	(857)	(352)	1,012	(34)	(231)	—	—	—	—	—	279	198	—	5	(174)	364	441
Exchange of exchangeable units	2	—	1	—	3	—	—	—	—	—	—	1	(4)	—	—	—	—
Conversion of Class A shares of Brookfield Properties Retail Holding LLC	160	—	177	—	337	—	—	—	—	—	—	—	—	—	(337)	—	—
Change in relative interests of non-controlling interests	—	—	(140)	(44)	(184)	—	—	—	—	—	—	361	—	17	(194)	—	—
Balance as at Dec. 31, 2020	$8,562	$486	$3,010	$(349)	$11,709	$4	$2	$(1)	$(1)	$4	$699	$12,249	$73	$52	$1,050	$15,687	$41,523
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.Consolidated Statements of Cash Flows

(US$ Millions) Years ended Dec. 31,	Note	2022	2021	2020
Operating activities
Net income (loss)		$996	$3,499	$(2,058)
Share of equity accounted earnings, net of distributions		(563)	(848)	1,367
Fair value (gains) losses, net	27	(20)	(2,521)	1,322
Deferred income tax expense (benefit)	16	118	356	162
Depreciation and amortization	24, 25	287	308	319
Working capital and other		(871)	(188)	220
		(53)	606	1,332
Financing activities
Debt obligations, issuance		9,048	16,010	11,392
Debt obligations, repayments		(10,704)	(15,704)	(9,821)
Capital securities, issued	15	57	932	—
Capital securities, redeemed	15	(3)	(301)	(13)
Preferred equity, issued		—	—	278
Non-controlling interests, issued		2,605	4,624	350
Non-controlling interests, purchased		(2,455)	(263)	(30)
Settlement of deferred consideration		(5)	—	—
Repayment of lease liabilities		(26)	(23)	(22)
Limited partnership units, issued		—	—	738
Issuances to redeemable/exchangeable and special limited partnership unitholders		—	1,252	225
Exchange LP Units, repurchased		—	(18)	—
Limited partnership units, repurchased		—	(2,660)	(935)
Class A shares of Brookfield Properties Retail Holding LLC, repurchased		—	(370)	(171)
Redemption of FV LTIP units of the Operating Partnership		(5)	—	—
Distributions to non-controlling interests in operating subsidiaries		(3,757)	(3,223)	(920)
Preferred distributions		(44)	(44)	(42)
Distributions to limited partnership unitholders		(419)	(358)	(583)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(748)	(504)	(587)
Distributions to holders of Brookfield Office Properties Exchange LP units		—	(1)	(4)
Distributions to holders of FV LTIP units of the Operating Partnership		(2)	(2)	(2)
Distributions to holders of Class A shares of Brookfield Properties Retail Holding LLC		—	(13)	(68)
		(6,458)	(666)	(215)
Investing activities
Acquisitions
Investment properties		(1,395)	(2,107)	(2,306)
Property, plant and equipment		(207)	(156)	(169)
Equity accounted investments		(91)	(688)	(522)
Financial assets and other		(889)	(1,290)	(1,169)
Cash acquired in business combinations		70	35	—
Dispositions
Investment properties		1,861	2,431	2,252
Property, plant and equipment		58	373	29
Equity accounted investments		972	796	124
Financial assets and other		1,702	1,267	1,273
Disposition of subsidiaries		5,689	(203)	522
Cash impact of deconsolidation and reclassification to assets held for sale		(73)	—	(32)
Restricted cash and deposits		114	(276)	(101)
		7,811	182	(99)
Cash and cash equivalents
Net change in cash and cash equivalents during the year		1,300	122	1,018
Net change in cash classified within assets held for sale		203	—	—
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(59)	(19)	17
Balance, beginning of year		2,576	2,473	1,438
Balance, end of year		$4,020	$2,576	$2,473

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$114	$67	$107
Interest (excluding dividends on capital securities)		$2,450	$2,312	$2,276
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Corporation, formerly known as Brookfield Asset Management Inc. (“BAM”) (“Brookfield Corporation,” “BN,” “The Corporation,”or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the partnership on February 24, 2023.

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

Net income and each component of other comprehensive income are attributed to owners of the partnership and to non-controlling interests. During the third quarter of 2021, Brookfield Corporation acquired all LP Units and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP”) Units that it did not previously own (“Privatization”), in exchange for cash consideration, BN class A limited voting shares (“BN shares”) and BPY preferred units (“New LP Preferred Units”). See Note 3, Privatization of the Partnership for further discussion.

Non-controlling interests in the partnership’s operating subsidiaries and properties, redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units” or “REUs”), special limited partnership units of the Operating Partnership (“Special LP Units”) and FV LTIP units of the Operating Partnership (“FV LTIP Units”) are presented separately in equity on the consolidated balance sheets. No Exchange LP Units or Class A stock of Brookfield Properties Retail Holding LLC (“BPYU Units”) are held by public holders following the Privatization. The Redeemable/Exchangeable Partnership Units have the same economic attributes as LP Units and prior to the Privatization, Exchange LP Units and BPYU Units had the same economic attributes as LP Units. Accordingly, the net income and components of other comprehensive income allocated to these units are equivalent to that allocated to the LP Units (on a per unit basis).

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

Revaluations of hospitality properties are performed annually at December 31, the end of the fiscal year. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within revaluation surplus, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder recognized in net income. Revaluation gains are recognized in other comprehensive income, and are not subsequently recycled into profit or loss. The cumulative revaluation surplus is transferred directly to retained earnings when the asset is derecognized.Certain of the partnership’s hospitality assets are right-

of-use assets arising from leases where the partnership is the lessee, which are subsequently measured on a depreciated cost basis since they represent a separate class of property, plant and equipment to the partnership’s owned hospitality assets (see Note 2(j), Leases, for further discussion).

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

In assessing whether a hedge relationship impacted by Interest Rate Benchmark Reform (“IBOR Reform”) is expected to be highly effective on a forward-looking basis, the partnership assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR Reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR Reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued.

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

It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR effective June 30, 2023 for those tenors used by the partnership, but effective December 31, 2021 for certain tenors not used by the partnership, and that Canadian Overnight Rep Rate Average (“CORRA”) will replace CDOR effective June 30, 2024. The partnership is progressing through its transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of US$ LIBOR and CDOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption is not expected to have a significant impact on the partnership’s financial reporting.

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

Note 31, Financial Instruments provides details of the hedging instruments and hedged exposures to which the IBOR Amendments are applied.

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

(iii)Common control transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

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

(xiii) Changes in accounting policies
As a result of the finalization in October 2022 of the IFRS interpretations committee’s tentative agenda decision regarding lessor forgiveness of lease payments, the partnership has changed its accounting policy. Previously the partnership’s accounting policy was to account for the sole forgiveness of lease payments negotiated as part of a lease contract as a lease modification under IFRS 16 – Leases, resulting in the straight-lining of the impact over the remaining lease term. The partnership’s revised accounting policy is to account for the forgiveness of lease payments accounted for in accounts receivable as a derecognition event under IFRS 9, resulting in an expense to net operating income. Prior periods were not adjusted to reflect this change as the change in accounting policy had no impact on net income.

As a result of the finalization of the IFRS interpretations committee’s tentative agenda decision regarding demand deposits with restrictions on use arising from a contract with a third party, the partnership has aligned its accounting policy. The partnership’s accounting policy is to account for demand deposits subject to contractual restrictions on use as cash and cash equivalents and not restricted cash on the consolidated balance sheet. The updated accounting policy was applied retroactively and did not have a material impact to prior periods.

(xiv) Future accounting policies
The following are accounting policies issued that the partnership expects to adopt in the future:

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether the partnership will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants with which an entity is required to comply on or before the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, with early application permitted. The partnership is in the process of determining the impact of the amendments on its consolidated financial statements.

Amendments to IAS 1 – Disclosure of Accounting Policies

The amendments to IAS 1 require that the partnership discloses its material accounting policies instead of its significant accounting policies. The amendments are applied for annual periods beginning on or after January 1, 2023. The impact is limited to disclosure.

There are no other accounting policies issued as of December 31, 2022 that the partnership expects to adopt in the future and which the partnership expects will have a material impact.

NOTE 3. PRIVATIZATION OF THE PARTNERSHIP
During the first quarter of 2021, Brookfield Corporation announced a proposal to acquire all LP Units and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”) that it did not previously own (“Privatization”) for $18.17 cash per unit, BN shares, or New LP Preferred Units with a liquidation preference of $25.00 per unit (see Note 15, Capital Securities for further information), subject to pro-ration. On July 16, 2021, the Privatization was approved by the unitholders. On July 16, 2021, the Privatization was approved by the unitholders. On July 26, 2021, BN completed the Privatization and the acquisition of all BPYU Units, par value $.01 per share (“BPYU Units”) that it did not previously own. The LP Units were delisted from the TSX and Nasdaq at market close on July 26, 2021. The BPYU Units were delisted from Nasdaq at market close on the same date. The New LP Preferred Units issued in the privatization began trading on the TSX under the symbol “BPYP.PR.A” and Nasdaq under the symbol “BPYPM” on July 27, 2021.

Based on unitholder elections, together with the amounts to be delivered to holders of BPYU Units, an aggregate of 51,971,192 units elected for cash, 271,358,615 units elected for BN shares and 17,970,971 units elected for New LP Preferred Units. As holders elected to receive more BN shares than were available under the transaction, unitholders that elected to receive BN shares received 54.5316% of the aggregate BN shares they elected to receive and the balance was delivered 93.05% in cash and 6.95% in New LP Preferred Units. Unitholders who made an election to receive 100% of their consideration in cash received $18.17 in cash and Unitholders who made an election to receive 100% of their consideration in New LP Preferred Units received 0.7268 New LP Preferred Units per LP Unit.

Cash consideration of approximately $3.0 billion was paid by the partnership, whilst BN distributed 59,279,263 BN Class A shares and 19,287,783 New LP Preferred Units to holders of LP Units, BPYU Units and Exchange LP Units. The cash consideration was funded to the partnership by BN in exchange for approximately $2.5 billion non-voting common equity of a BPY subsidiary which is accounted for as non-controlling interests by BPY (“Canholdco Non-Voting Common Shares”) with the remainder for New LP Preferred Units. The New LP Preferred Units were recognized at a fair value of approximately $474 million upon issuance and classified as a financial liability under the amortized cost basis on the balance sheet. See Note 15, Capital Securities for further information on New LP Preferred Units.

The impacts of the Privatization are disclosed separately in the Consolidated Statements of Changes in Equity for the year ended December 31, 2021. The Privatization was accounted for by the partnership as a redemption of LP Units, Exchange LP Units and BPYU Units for cash and REUs. The difference between the carrying value of the redeemed LP Units, Exchange LP Units, and BPYU Units and the fair value of the consideration paid was recognized in Ownership Changes and was attributed pro-rata to the remaining LP Units and the REUs. After the Privatization, all of the outstanding LP Units are owned by BN. No Exchange LP Units or BPYU Units are held by public holders following the Privatization. In connection with the Privatization, approximately $250 million of preferred equity of BPYU was fully redeemed for cash.

Subsequent to the Privatization, there are no longer publicly traded LP Units. As such, earnings per unit is no longer presented.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of investment property balances for the years ended December 31, 2022 and 2021:

	Year ended Dec. 31, 2022			Year ended Dec. 31, 2021
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of year	$62,313	$2,300	$64,613	$70,294	$2,316	$72,610
Changes resulting from:
Property acquisitions	760	—	760	491	80	571
Capital expenditures	870	428	1,298	796	758	1,554
Property dispositions(1)	(307)	(1)	(308)	(1,299)	(351)	(1,650)
Fair value (losses) gains, net	(1,122)	64	(1,058)	1,791	171	1,962
Foreign currency translation	(1,528)	(149)	(1,677)	(558)	(37)	(595)
Transfers between commercial properties and commercial developments	387	(387)	—	635	(635)	—
Impact of deconsolidation due to loss of control(2)	(575)	—	(575)	—	—	—
Manager Reorganization(3)	6,321	758	7,079	—	—	—
Reclassifications of assets held for sale and other changes	(1,052)	(495)	(1,547)	(9,837)	(2)	(9,839)
Balance, end of year(4)	$66,067	$2,518	$68,585	$62,313	$2,300	$64,613
(1)Property dispositions represent the carrying value on date of sale.
(2)The partnership deconsolidated its investment in a subsidiary as a result of the dilution of its interest. Prior to the transaction, the partnership's interest was consolidated and is now reflected as a financial asset.
(3)See Note 32, Related Parties for further information on the Manager Reorganization.
(4)Includes right-of-use commercial properties and commercial developments of $1,045 million and $127 million, respectively, as of December 31, 2022 (2021 - $557 million and $24 million, respectively). Current lease liabilities of $122 million (2021 - $118 million) has been included in accounts payable and other liabilities and non-current lease liabilities of $810 million (2021 - $558 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impacts of interest rates and inflation, there are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in these financial statements. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

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

In 2021, the COVID-19 pandemic caused disruption to business activities and supply chains as well as disrupted travel and adversely impacted market economic conditions. As a result, future revenues and cash flows produced by these investment properties and our equity accounted investment properties, as discussed on Note 6, Equity Accounted Investments, was more uncertain than normal. The subsequent economic recovery resulted in a significant increase in inflation rates in most jurisdictions that the partnership operates in during 2022, rising above target inflation rates set by governing central banks. As a result, most central banks raised their benchmark interest rates in an attempt to counter the economic effects leading to inflation. The impact continues to be more uncertainty than normal of future revenues and cash flows, as well as the cost of capital and appropriate capital spreads, which the partnership has reflected in adjusted cash flow assumptions and changes to discount and terminal capitalization rates.

The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Dec. 31, 2022			Dec. 31, 2021
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office	Discounted cash flow	6.8%	5.4%	11	6.5%	5.3%	11
Core Retail	Discounted cash flow	7.2%	5.3%	10	7.0%	5.3%	10
LP Investment(1)	Discounted cash flow	9.1%	6.3%	8	9.4%	7.0%	8
(1) The valuation method used to value multifamily and manufactured housing properties is the direct capitalization method. At December 31, 2022, the overall implied capitalization rate used for properties using the direct capitalization method was 4.3% (December 31, 2021 - 4.3%).

Operating investment properties with a fair value of approximately $15.3 billion (December 31, 2021 - $11.3 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any buildings held under operating leases.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above in Note 2(i), Summary of Significant Accounting Policies, Fair value measurement.

	Dec. 31, 2022				Dec. 31, 2021
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office	$—	$—	$22,129	$1,355	$—	$—	$24,644	$1,023
Core Retail	—	—	19,438	106	—	—	18,991	—
LP Investments	—	—	24,500	1,057	—	—	18,678	1,277
Total	$—	$—	$66,067	$2,518	$—	$—	$62,313	$2,300
(1)Represents excess land held for capital appreciation rather than an operating hotel asset.

There were no transfers between levels within the fair value hierarchy related to investment properties during the years ended December 31, 2022 and 2021. Investment properties with a fair value of $63.9 billion (December 31, 2021 - $61.9 billion) are pledged as security for property debt.

Fair value sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point (“bps”) increase of the discount rate and terminal capitalization or overall implied capitalization rate (“ICR”) on fair values of the partnership’s commercial properties for the year ended December 31, 2022, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Dec. 31, 2022
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Core Office	$487	$732	$1,199
Core Retail	384	643	1,012
LP Investments(1)	757	605	1,357
Total	$1,628	$1,980	$3,568
(1)The valuation method used to value multifamily, student housing, and manufactured housing properties is the direct capitalization method. The impact of the sensitivity analysis on the discount rate includes properties valued using the DCF method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

During the year ended December 31, 2022, the partnership capitalized a total of $428 million (December 31, 2021 - $758 million) of costs related to development properties. Included in this amount is $405 million (December 31, 2021 - $730 million) of construction and related costs and $23 million (December 31, 2021 - $28 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2022 is 1.6% (December 31, 2021 - 1.2%).

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

The following table presents the partnership’s material subsidiaries as of December 31, 2022 and 2021:

	Jurisdiction of formation	Economic interest		Voting interest
		Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Subsidiary of the partnership(1)	Bermuda	36%	36%	100%	100%
Holding entities of the Operating Partnership	Various	100%	100%	100%	100%
Real estate subsidiaries of the holding entities
BPO	Canada	100%	100%	100%	100%
Australia Office(2)	Canada	100%	100%	100%	100%
U.S. Retail(3)	United States	100%	100%	100%	100%
U.K. Short Stay(4)	United Kingdom	27%	27%	—%	—%
Korea Mixed-use(4)	South Korea	22%	22%	—%	—%
U.K. Student Housing(4)	Bermuda	25%	25%	—%	—%
U.S. Hospitality	United States	23%	—%	—%	—%
U.S. Manufactured Housing(4)	United States	24%	26%	—%	—%
(1)BPY holds all managing general partner units of the Operating Partnership and therefore has the power to direct the relevant activities and affairs of the Operating Partnership. The managing general partner units represent 36% and 36% of the total number of the Operating Partnership’s units at December 31, 2022 and 2021, respectively.
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

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

	Jurisdiction of formation	Proportion of economic interests held by non- controlling interests		Non-controlling interests: Interests of others in operating subsidiaries and properties
(US$ Millions)		Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Corporate Holding Entities(2)	Bermuda/Canada	—%	—%	$5,033	$3,871
BPO(1)	Canada	—%	—%	2,835	5,020
U.K Student Housing(4)	Bermuda	75%	75%	1,594	1,190
U.S. Retail(3)	United States	—%	—%	1,280	1,274
U.S. Manufactured Housing(4)	United States	76%	74%	1,191	932
Korea Mixed-use(4)	South Korea	78%	78%	936	936
U.K. Short Stay(4)	United Kingdom	73%	73%	756	799
U.S. Hospitality(4)(5)	United States	77%	—%	724	—
Other LP Investments	Various	33% - 99%	33% -82%	3,735	5,684
Total				$18,084	$19,706
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
(5)    Includes non-controlling interests acquired as part of the Manager Arrangement during the fourth quarter of 2022.

Summarized financial information in respect of each of the partnership’s subsidiaries that have material non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	Dec. 31, 2022
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
Corporate Holding Entities	$6,385	$579	$6,087	$7,877	$5,457	$(12,457)
BPO	4,304	33,911	10,656	14,390	3,129	10,040
U.K. Student Housing	2,255	—	114	—	1,594	547
U.S. Retail	561	29,681	2,293	11,559	1,280	15,110
U.S. Manufactured Housing	61	4,279	2,593	178	1,191	378
Korea Mixed-use	167	3,745	64	2,642	936	270
U.K. Short Stay	197	4,419	485	3,068	756	307
U.S. Hospitality	159	3,530	373	2,378	724	214
Total	$14,089	$80,144	$22,665	$42,092	$15,067	$14,409

	Dec. 31, 2021
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
Corporate Holding Entities	$3,991	$3,120	$6,242	$13,647	$4,249	$(17,027)
BPO	7,168	40,341	9,664	16,648	5,232	15,965
U.K. Student Housing	62	3,562	1,378	651	1,190	405
U.S. Retail	1,051	29,534	3,023	11,333	1,274	14,955
U.S. Manufactured Housing	86	3,843	11	2,688	932	298
Korea Mixed-use	3,972	—	83	2,683	936	270
U.K. Short Stay	338	4,701	350	3,586	799	304
Total	$16,668	$85,101	$20,751	$51,236	$14,612	$15,170

	Year ended Dec. 31, 2022
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
Corporate Holding Entities	$406	$36	$59	$113	$(20)	$156
BPO	2,105	124	106	24	(759)	(802)
U.K. Student Housing	191	492	482	65	148	134
U.S. Retail	1,557	(2)	2	4	165	203
U.S. Manufactured Housing	287	254	254	13	81	81
Korea Mixed-use	228	28	—	—	8	(28)
U.K. Short Stay	794	44	114	151	16	114
Total	$5,568	$976	$1,017	$370	$(361)	$(142)

	Year ended Dec. 31, 2021
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
Corporate Holding Entities	$444	$(7)	$(11)	$389	$(122)	$(48)
BPO	2,151	264	257	79	494	482
U.K. Student Housing	160	204	191	—	69	51
U.S. Retail	1,511	(22)	(22)	10	(126)	(101)
U.S. Manufactured Housing	266	572	572	675	183	183
Korea Mixed-use	211	364	304	—	105	28
U.K. Short Stay	546	(52)	26	—	(20)	108
Total	$5,289	$1,323	$1,317	$1,153	$583	$703

	Year ended Dec. 31, 2020
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net income (loss)	Total compre-hensive income
Corporate Holding Entities	$455	$1	$1	$—	$(50)	$385
BPO	2,079	142	152	69	(37)	7
U.K. Student Housing	129	63	99	8	21	33
U.S. Retail	1,612	(211)	(214)	16	(1,974)	(1,999)
U.S. Manufactured Housing	252	281	281	11	90	90
Korea Mixed-use	268	(187)	(187)	—	(177)	(177)
U.K. Short Stay	189	128	174	5	37	50
Total	$4,984	$217	$306	$109	$(2,090)	$(1,611)
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

			Proportion of ownership interests/voting rights held by the partnership		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Joint ventures
London Mixed-use District	Property holding company	United Kingdom	50%	50%	$3,192	$3,529
Midtown New York Mixed-use Complex	Property holding company	United States	56%	56%	2,518	2,396
U.S. Retail JV Pool A	Property holding company	United States	50%	50%	1,848	1,810
Honolulu Shopping Center	Property holding company	United States	50%	50%	1,507	1,939
U.S. Retail JV Pool B	Property holding company	United States	51%	51%	1,132	1,140
U.S. Retail JV Pool C	Property holding company	United States	50%	50%	737	679
Bryant Park Office Tower	Property holding company	United States	50%	50%	719	702
Las Vegas Mall A	Property holding company	United States	50%	50%	702	856
U.S. Retail JV Pool D	Property holding company	United States	48%	48%	646	612
Las Vegas Mall B	Property holding company	United States	50%	50%	625	455
Other(1)	Various	Various	15% - 68%	15% - 68%	5,778	6,361
					19,404	20,479
Associates
Other	Various	Various	16% - 50%	13% - 50%	539	328
					539	328
Total					$19,943	$20,807
(1)Other joint ventures consists of approximately 50 joint ventures, each of which has a carrying value below $500 million.

The following table presents the change in the balance of the partnership’s equity accounted investments as of December 31, 2022 and 2021:

(US$ Millions) Years ended Dec. 31,	2022	2021
Equity accounted investments, beginning of year	$20,807	$19,719
Additions	100	698
Disposals and return of capital distributions	(967)	(459)
Share of net (losses) earnings from equity accounted investments	826	1,020
Distributions received	(263)	(172)
Foreign currency translation	(578)	(145)
Reclassification from (to) assets held for sale	(276)	(210)
Impact of change in accounting basis(1)	(706)	—
Manager Reorganization(2)	1,061	—
Other comprehensive income and other	(61)	356
Equity accounted investments, end of year	$19,943	$20,807
(1)The current year includes the impact of change in accounting basis of assets that were accounted for under the equity method which are now accounted for as financial assets.
(2)See Note 32, Related Parties for further information on the Manager Reorganization.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Dec. 31, 2022			Dec. 31, 2021
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Core Office	Discounted cash flow	6.4%	4.9%	11	6.0%	4.7%	11
Core Retail	Discounted cash flow	6.6%	4.9%	10	6.3%	4.9%	10
LP Investments(1)	Discounted cash flow	7.8%	5.5%	10	6.9%	5.6%	10
(1)The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.
The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as of December 31, 2022 and 2021:

	Dec. 31, 2022
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
London Mixed-use District	$879	$11,709	$972	$5,232	$6,384
Midtown New York Mixed-use Complex	198	8,132	276	3,558	4,496
U.S. Retail JV Pool A	158	5,777	253	1,985	3,697
Honolulu Shopping Center	100	5,352	40	2,397	3,015
U.S. Retail JV Pool B	210	5,587	1,348	2,230	2,219
U.S. Retail JV Pool C	43	2,219	45	663	1,554
Bryant Park Office Tower	67	2,636	23	1,240	1,440
Las Vegas Mall A	22	2,231	16	833	1,404
U.S. Retail JV Pool D	28	1,833	508	—	1,353
Las Vegas Mall B	22	2,220	15	979	1,248
Other	1,912	25,951	3,283	10,603	13,977
	3,639	73,647	6,779	29,720	40,787
Associates
Other	183	2,705	109	1,057	1,722
	183	2,705	109	1,057	1,722
Total	$3,822	$76,352	$6,888	$30,777	$42,509

	Dec. 31, 2021
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets
Joint ventures
London Mixed-use District	$1,276	$13,213	$1,242	$6,187	$7,060
Midtown New York Mixed-use Complex	229	8,434	153	4,231	4,279
U.S. Retail JV Pool A	249	5,763	122	2,269	3,621
Honolulu Shopping Center	131	5,695	52	1,895	3,879
U.S. Retail JV Pool B	353	5,508	231	3,396	2,234
U.S. Retail JV Pool C	52	2,100	44	669	1,439
Bryant Park Office Tower	73	2,593	20	1,238	1,408
Las Vegas Mall A	23	2,538	19	829	1,713
U.S. Retail JV Pool D	40	1,763	49	471	1,283
Las Vegas Mall B	56	1,867	40	974	909
Other	1,827	27,422	1,861	11,866	15,522
	4,309	76,896	3,833	34,025	43,347
Associates
Other	180	1,253	81	796	556
	180	1,253	81	796	556
Total	$4,489	$78,149	$3,914	$34,821	$43,903

Summarized financial information in respect of the partnership’s equity accounted investments for the years ended December 31, 2022, 2021 and 2020 is set out below:

	Year ended December 31, 2022
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net (loss) income	Other compre- hensive (loss)income	Partnership’s share of net income	Distributions received
Joint ventures
London Mixed-use District	$582	$477	$(61)	$89	$133	$23	$66	$—
Midtown New York Mixed-use Complex	282	227	515	91	661	120	370	34
U.S. Retail JV Pool A	343	107	(96)	—	140	1	70	—
Honolulu Shopping Center	261	195	(405)	—	(339)	30	(170)	—
U.S. Retail JV Pool B	467	348	(148)	5	(24)	6	(12)	—
U.S. Retail JV Pool C	152	81	77	—	148	—	74	11
Bryant Park Office Tower	157	88	9	—	78	—	39	20
Las Vegas Mall A	106	56	(321)	—	(271)	—	(135)	8
U.S. Retail JV Pool D	88	46	47	—	89	—	43	4
Las Vegas Mall B	108	69	344	—	383	—	192	1
Other	2,138	1,683	120	42	618	289	285	185
	4,684	3,377	81	227	1,616	469	822	263
Associates
Other	230	244	8	—	(6)	69	4	—
	230	244	8	—	(6)	69	4	—
Total	$4,914	$3,621	$89	$227	$1,610	$538	$826	$263
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

	Year ended December 31, 2021
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
London Mixed-use District	$607	$453	$60	$42	$256	$2	$128	$2
Midtown New York Mixed-use Complex	350	225	101	—	226	72	127	48
U.S. Retail JV Pool A	329	220	92	—	201	—	100	—
Honolulu Shopping Center	241	154	121	—	208	—	104	3
U.S. Retail JV Pool B	458	347	(46)	4	69	—	35	—
U.S. Retail JV Pool C	138	88	(13)	—	37	—	19	2
Bryant Park Office Tower	151	86	47	—	112	—	56	27
Las Vegas Mall A	98	54	63	—	107	—	53	8
U.S. Retail JV Pool D	80	37	121	—	164	—	78	1
Las Vegas Mall B	93	75	61	—	79	—	40	—
Other	1,825	1,576	424	89	762	301	330	81
	4,370	3,315	1,031	135	2,221	375	1,070	172
Associates
Other	103	174	(8)	7	(72)	949	(50)	—
	103	174	(8)	7	(72)	949	(50)	—
Total	$4,473	$3,489	$1,023	$142	$2,149	$1,324	$1,020	$172
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

	Year ended December 31, 2020
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
London Mixed-use District	$619	$377	$(713)	$19	$(452)	$(4)	$(226)	$4
Honolulu Shopping Center	269	158	(279)	—	(168)	—	(84)	9
Midtown New York Mixed-use Complex	259	179	379	—	459	(75)	257	221
U.S. Retail JV Pool A	353	230	(543)	—	(420)	—	(210)	—
U.S. Retail JV Pool B	483	356	(601)	4	(470)	—	(240)	—
Las Vegas Mall A	103	56	(46)	—	1	—	—	8
U.S. Retail JV Pool C	145	80	(222)	—	(157)	—	(78)	6
Bryant Park Office Tower	108	95	121	—	134	—	67	123
U.S. Retail JV Pool D	71	36	(203)	17	(151)	—	(72)	3
Las Vegas Mall B	92	84	(18)	—	(10)	—	(5)	—
Other	1,766	1,299	(480)	44	31	(28)	(68)	244
	4,268	2,950	(2,605)	84	(1,203)	(107)	(659)	618
Associates
Other	92	186	(39)	(2)	(135)	(939)	(90)	—
	92	186	(39)	(2)	(135)	(939)	(90)	—
Total	$4,360	$3,136	$(2,644)	$82	$(1,338)	$(1,046)	$(749)	$618
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

NOTE 7. INVESTMENTS IN JOINT OPERATIONS
The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenues, and expenses of the properties in these consolidated financial statements:

		Place of incorporation and principal place of business	Ownership(1)
Name of property	Principal activity		Dec. 31, 2022	Dec. 31, 2021
Brookfield Place - Retail & Parking	Property	Toronto	56%	56%
Brookfield Place III	Development property	Toronto	54%	54%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(1)	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	25%	25%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Bankers West Parkade	Development property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
52 Goulburn Street(2)	Property	Sydney	—%	24%
235 St Georges Terrace(2)	Property	Perth	—%	24%
108 St Georges Terrace(3)	Property	Perth	—%	50%
Southern Cross West	Property	Melbourne	50%	50%
Shopping Patio Higienópolis	Property	São Paulo	25%	25%
Shopping Patio Higienópolis - Expansion	Property	São Paulo	32%	32%
Shopping Patio Higienópolis - Co-Invest	Property	São Paulo	5%	5%
Shopping Patio Higienópolis Expansion - Co-Invest	Property	São Paulo	6%	6%
G2-Infospace Gurgaon	Property	NCR-Delhi Region	72%	72%
(1)First Canadian Place in Toronto is subject to a ground lease with respect to 50% of the land on which the property is situated. At the expiry of the ground lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the property.
(2)The partnership deconsolidated its investment as a result of the dilution of its interest. Prior to the transaction, the partnership's interest was consolidated and is now reflected as a financial asset.
(3)108 St Georges Terrace was sold during 2022.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK and a portfolio of select-service hotels in the U.S.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	2 to 50 +
Land improvements	15
Furniture, fixtures and equipment	1 to 20

Hospitality properties are accounted for under the revaluation model with revaluation to fair value performed annually at December 31. Significant unobservable inputs (Level 3) in estimating hospitality property values under the revaluation method include estimates of replacement cost and estimates of remaining economic life.

Hospitality properties with a fair value of approximately $5.7 billion (December 31, 2021 - $2.5 billion) are situated on land held under leases or other agreements largely expiring after the year 2065.

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

There were no impairment indicators for the years ended December 31, 2022 and 2021.

The following table presents the change to the components of the partnership’s hospitality assets from the beginning of the year:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Cost:
Balance, beginning of year	$5,723	$5,575
Additions	203	1,885
Disposals	(47)	(323)
Foreign currency translation	(363)	(83)
Manager Reorganization(1)	3,298	—
Impact of deconsolidation due to loss of control and other(2)	236	(1,331)
	9,050	5,723
Accumulated fair value changes:
Balance, beginning of year	763	488
Revaluation gains (losses) gains, net	727	930
Impact of deconsolidation due to loss of control and other(2)	29	(593)
Disposals	(1)	(65)
Provision for impairment	(93)	7
Foreign currency translation	(49)	(4)
	1,376	763
Accumulated depreciation:
Balance, beginning of year	(863)	(828)
Depreciation	(279)	(294)
Disposals	44	84
Foreign currency translation	76	13
Impact of deconsolidation due to loss of control and other(2)	(3)	162
	(1,025)	(863)
Total property, plant and equipment(2)	$9,401	$5,623
(1)See Note 32, Related Parties for further information on the Manager Reorganization.
(2)The current year reflects the reclassification of a mixed-use asset out of assets held for sale, and the reclassification of a student housing asset to held for sale. The prior year includes the reclassification of a hospitality portfolio to held for sale..
(3)Includes right-of-use assets of $393 million (December 31, 2021 - $204 million).

NOTE 9. GOODWILL
Goodwill of $946 million at December 31, 2022 (December 31, 2021 - $832 million) was primarily attributable to short-break destinations across the United Kingdom and Ireland owned by Center Parcs UK of $728 million (December 31, 2021 - $815 million) and IFC Seoul of $207 million (December 31, 2021 - nil ). The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

The partnership tested the goodwill and trademark assets recorded as an intangible asset (Refer to Note 10, Intangible Assets), attributed to Center Parcs UK for impairment as of December 31, 2022. The current year analysis uses a 10-year cash flow projection with a 3% long-term growth rate used to extrapolate cash flows after the third year, a discount rate derived from a market-based-weighted-average cost of capital, and a terminal capitalization rate derived from a market-based EBITDA multiple. Based on the impairment test, no impairment was recorded as the recoverable amount of the cash-generating unit of $4,980 million (2021 - $5,623 million) exceeded the carrying value of the cash-generating unit of $4,124 million (2021 - $4,391 million). The recoverable amount was determined based on a value-in-use approach based on a terminal capitalization rate of 6.2% (2021 - 6.6%) and a discount rate of 10.3% (2021 - 9.3%). A discount rate of 11.0% (2021 - 12.7%), a long-term growth rate of (2.0)% (2021 - (2.7)%), or a terminal capitalization rate of 8.0% (2021 - 9.4%) used in the impairment analysis would eliminate the headroom between the recoverable amount and carrying value of the cash-generating unit.

NOTE 10. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs UK.

The trademark assets of Center Parcs UK had a carrying amount of $859 million as of December 31, 2022 (December 31, 2021 - $964 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way. Refer to Note 9, Goodwill for detail on the Center Parcs impairment analysis.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Other	4 to 88

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization is recorded as part of depreciation and amortization included in Direct Hospitality Expense. Refer to Note 25, Direct Hospitality Expense.

The following table presents the components of the partnership’s intangible assets as of December 31, 2022 and December 31, 2021:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Cost	$1,017	$1,012
Accumulated amortization	(51)	(48)
Balance, end of year	$966	$964

The following table presents a roll forward of the partnership’s intangible assets December 31, 2022 and December 31, 2021:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Balance, beginning of year	$964	$982
Acquisitions	5	6
Amortization	(8)	(14)
Manager Reorganization(1)	108	—
Foreign currency translation	(103)	(10)
Balance, end of year	$966	$964
(1) See Note 32, Related Parties for further information on the Manager Reorganization.

NOTE 11. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Securities - FVTPL	$2,523	$2,200
Derivative assets	170	111
Securities - FVTOCI	69	108
Restricted cash	584	356
Inventory	1,267	652
Accounts receivable	464	2
Other	140	149
Total other non-current assets	$5,217	$3,578

Securities - FVTPL
Securities - FVTPL primarily consists of the partnership’s investment in the Brookfield Strategic Real Estate Partners III (“BSREP III”) fund, with a carrying value of the financial asset at December 31, 2022 of $1,183 million (December 31, 2021 - $1,154 million).

NOTE 12. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Derivative assets	$124	$33
Accounts receivable - net of expected credit loss of $63 million (December 31, 2021 - $112 million)	787	852
Restricted cash and deposits	342	331
Prepaid expenses	405	367
Inventory	176	574
Other current assets	342	119
Total accounts receivable and other	$2,176	$2,276

NOTE 13. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of December 31, 2022 and December 31, 2021:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Investment properties	$300	$8,037
Property, plant and equipment	—	1,749
Equity accounted investments	276	—
Accounts receivables and other assets	—	724
Assets held for sale	576	10,510
Debt obligations	—	3,006
Accounts payable and other liabilities	—	76
Liabilities associated with assets held for sale	$—	$3,082

The following table presents the change to the components of the assets held for sale from the beginning of the year:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Balance, beginning of year	$10,510	$588
Reclassification to/(from) assets held for sale, net	1,208	12,561
Disposals	(11,110)	(2,610)
Fair value adjustments	261	—
Foreign currency translation	(290)	(57)
Other	(3)	28
Assets held for sale	$576	$10,510

At December 31, 2021, assets held for sale included a triple net lease portfolio in the U.S, a hospitality portfolio in the U.S., a mixed-use asset in South Korea, ten malls in the U.S., an office asset in the U.S., an office asset in Brazil, a multifamily asset in the U.S. and a hotel in the U.S.

In the first quarter of 2022, the partnership sold three malls in the U.S, a triple-net lease portfolio in the U.S., a multifamily asset in the U.S, a hospitality asset in the U.S. and a hospitality portfolio in the U.S. for net proceeds of approximately $1,481 million.

In the second quarter of 2022, the partnership sold eleven multifamily assets in the U.S., an office asset in the U.K., and one mall in the U.S. for net proceeds of approximately $365 million.

In the third quarter of 2022, the partnership sold five hospitality assets in the U.S., two office assets in the U.S., two malls in the U.S., and a multifamily asset in the U.S. for net proceeds of approximately $161 million and reclassified a mixed-use asset in Seoul out of assets held for sale and into commercial properties.

In the fourth quarter of 2022, the partnership sold five malls in the U.S., one student housing portfolio in the U.K., one office asset in the U.S., and one multifamily asset in the U.S. for net proceeds of approximately $2,229 million.

At December 31, 2022, assets held for sale included three malls in the U.S., two hospitality assets in the U.S., and one office asset in the U.S. as the partnership intends to sell controlling interests in these assets to third parties in the next 12 months.

NOTE 14. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Dec. 31, 2022		Dec. 31, 2021
(US$ Millions)	Weighted- average rate	Debt balance	Weighted- average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	6.19%	$3,090	2.00%	$2,257
Brookfield Property Partners’ corporate bonds	4.12%	1,847	4.11%	1,982
Brookfield Properties Retail Holding LLC term debt	6.90%	1,514	2.61%	1,869
Brookfield Properties Retail Holding LLC senior secured notes	5.20%	1,695	5.20%	1,695
Brookfield Properties Retail Holding LLC corporate facility	7.17%	320	3.10%	70
Brookfield Properties Retail Holding LLC junior subordinated notes	5.86%	192	1.58%	206
Subsidiary borrowings	7.10%	458	3.29%	537

Secured debt obligations:
Funds subscription credit facilities(1)	6.19%	4,177	2.44%	371
Fixed rate	4.47%	16,155	4.31%	26,248
Variable rate	6.99%	29,416	3.29%	20,341
Deferred financing costs		(302)		(249)
Total debt obligations		$58,562		$55,327

Current		$19,704		$13,742
Non-current		38,858		38,579
Debt associated with assets held for sale		—		3,006
Total debt obligations		$58,562		$55,327
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2023 to 2024, however, approximately 2% of its debt obligations represent non-recourse mortgages where the partnership has suspended contractual payment. The partnership is currently engaging in modification or restructuring discussions with the respective creditors. These negotiations may, under certain circumstances, result in certain properties securing these loans being transferred to the lender.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Dec. 31, 2022			Dec. 31, 2021
(US$ Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. dollars	$44,049		$44,049	$37,559		$37,559
British pounds	5,079		£4,203	7,030		£5,196
Canadian dollars	4,027	C$	5,455	4,419	C$	5,585
South Korean Won	1,808	₩	2,280,000	1,918	₩	2,280,000
Australian dollars	1,300	A$	1,908	2,014	A$	2,773
Indian Rupee	1,777	Rs	146,860	1,801	Rs	134,378
Brazilian reais	554	R$	2,888	476	R$	2,655
Chinese Yuan	174	C¥	1,204	69	C¥	437
Euros	96		€90	290		€255
Deferred financing costs	(302)			(249)
Total debt obligations	$58,562			$55,327

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2021	Debt obligation issuance, net of repayments	Debt from asset acquisitions	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Manager Reorganization(1)	Impact of deconsolidation due to loss of control	Dec. 31, 2022
Debt obligations	$55,327	(1,656)	350	(3,836)	94	(1,489)	10,274	(502)	$58,562
(1)See Note 32, Related Parties for further information on the Manager Reorganization.

NOTE 15. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of December 31, 2022 and 2021:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2022	Dec. 31, 2021
Operating Partnership Class A Preferred Equity Units:
Series 2	24,000,000	6.50%	$575	$565
Series 3	24,000,000	6.75%	556	546
New LP Preferred Units(1)	19,273,654	6.25%	474	474
BPO Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	829,334	5.25%	21	21
Series 2	555,146	5.75%	10	11
Series 3	668,228	5.00%	12	15
Series 4	541,892	5.20%	10	12
Rouse Series A Preferred Shares	5,600,000	5.00%	142	142
Brookfield India Real Estate Trust	155,003,656	See footnote (3)	456	440
Capital Securities – Fund Subsidiaries			577	859
Total capital securities			$2,833	$3,085

Current			$600	$61
Non-current			2,233	3,024
Total capital securities			$2,833	$3,085
(1)New LP Preferred Units shares outstanding is presented net of intracompany shares held by Holding LP.
(2)Class B, Series 1 and 2 capital securities - corporate are owned by Brookfield Corporation. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.
(3)The dividend rate pertaining to India REIT is equal to a minimum of 90% of net distributable cash flows.

The capital securities presented above represent interests in the partnership or its subsidiaries that are in legal form equity and are accounted for as liabilities in accordance with IAS 32 - Financial Instruments due to the redemption features of these instruments.

The Class A Preferred Units were issued on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. The Class A Preferred Units were originally exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $25.70 per unit. Following the Privatization, the Class A Preferred Units became exchangeable into cash equal to the value of the consideration that would have been received on the Privatization (a combination of cash, BN shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. We also have the option of delivering the actual consideration (a combination of cash, BN shares and New LP Preferred Units). Following the Privatization, Brookfield has agreed with the Class A Preferred Unitholder to grant Brookfield the right to purchase all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, and to grant the Class A Preferred Unitholder the right to sell all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, in each case at a price equal to the issue price for such Class A Preferred Units plus accrued and unpaid distributions. On December 30, 2021, Brookfield acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for Redemption-Exchange Units. The Class A Preferred Units, Series 1 were subsequently cancelled.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year.

Capital securities includes $474 million at December 31, 2022 (December 31, 2021 - $474 million) of preferred equity interests issued in connection with the Privatization which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

Capital securities also includes $142 million at December 31, 2022 (December 31, 2021 - $142 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. which have been classified as a liability, rather than as a non-

controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $456 million at December 31, 2022 (December 31, 2021 - $440 million) of preferred equity interests held by third party investors in the India REIT, which have been classified as a liability, rather than as a non-controlling interest, due to the fact BIRET has a contractual obligation to make distributions to unitholders every six months at an amount no less than 90% of net distributable cash flows.

The Capital Securities - Fund Subsidiaries includes $545 million (December 31, 2021 - $810 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at FVTPL.

Capital Securities - Fund Subsidiaries also includes $32 million at December 31, 2022 (December 31, 2021 - $49 million) which represents the equity interests held by the partnership’s co-investor in the Brookfield D.C. Office Partners LLC ("D.C. Fund") which have been classified as a liability, rather than as non-controlling interest, due to the fact that on October 31, 2025, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

				Non-cash changes on capital securities
(US$ Millions)	Dec. 31, 2021	Capital securities issued	Capital securities redeemed	Equity conversion of capital securities	Fair value changes	Other	Dec. 31, 2022
Capital securities	$3,085	$57	$(3)	$—	$(321)	$15	$2,833

Capital securities includes $33 million (December 31, 2021 - $38 million) repayable in Canadian Dollars of C$45 million (December 31, 2021 - C$49 million).

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

The components of net deferred tax liability are presented as follows:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Deferred income tax assets:
Non-capital losses (Canada)	$102	$95
Capital losses (Canada)	32	34
Net operating losses (United States)	570	352
Non-capital losses (foreign)	142	118
Tax credit carryforwards	61	77
Capital losses (United States)	758	203
Other	26	31
	1,691	910
Deferred income tax (liabilities):
Properties	(4,755)	(4,160)
	(4,755)	(4,160)
Net deferred tax (liability)	$(3,064)	$(3,250)

The changes in deferred tax balances are presented as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2021	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2022
Deferred tax assets	$910	$810	$—	$—	$(29)	$—	$1,691
Deferred tax (liabilities)	(4,160)	(928)	—	143	190	—	(4,755)
Net deferred tax (liability)	$(3,250)	$(118)	$—	$143	$161	$—	$(3,064)

		Recognized in
(US$ Millions)	Dec. 31, 2020	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2021
Deferred tax assets	$772	$164	$7	$—	$(5)	$(28)	$910
Deferred tax (liabilities)	(3,630)	(519)	—	85	(96)	—	(4,160)
Net deferred tax (liability)	$(2,858)	$(355)	$7	$85	$(101)	$(28)	$(3,250)

During 2022, the partnership and its subsidiaries have disposed of a corporate entity in BSREP II, as a result they have derecognized deferred tax liabilities of $143 million associated with that corporation.

The Holding Entities and their Canadian subsidiaries have deferred tax assets of $102 million (December 31, 2021 - $95 million) related to non-capital losses that will begin to expire in 2032, and $32 million (December 31, 2021 - $34 million) related to capital losses that have no expiry. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $570 million (December 31, 2021 - $352 million) related to net operating losses that will begin to expire in 2026. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $758 million (December 31, 2021 - $203 million) related to non-capital losses which will begin to expire in 2023. The holding entities and their foreign subsidiaries, mainly in India, South Korea and the United Kingdom, have deferred tax assets of $142 million (December 31, 2021 - $118 million) related to non-capital losses which will begin to expire in 2023.

The gross deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized are as follows:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Unused tax losses - gross
Net operating losses (United States)	$24	$34
Capital losses (United States)	—	275
Net operating losses (foreign)	341	513
Other unrecognized tax attributes	37	—
Unrecognized deductible temporary differences, unused tax losses, and unused tax credits	$402	$822

The Holding Entities, their U.S. subsidiaries, and foreign subsidiaries have gross deductible temporary differences, unused tax losses, and unused tax credits which have not been recognized of $402 million (December 31, 2021 - $822 million) related to net operating losses and capital losses. Approximately $178 million of the foreign net operating losses will expire by 2031. The remaining foreign net operating losses have no expiry. The majority of the U.S. net operating losses will begin to expire in 2035. The majority of U.S. capital losses will begin to expire in 2035.

The aggregate amount of gross temporary differences associated with investments and interests in joint arrangements in subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2022 is approximately $4 billion (December 31, 2021 - $10 billion).

The major components of income tax expense include the following:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Current income tax expense	$163	$134	$58
Deferred income tax expense (benefit)	118	356	162
Income tax expense	$281	$490	$220

The decrease in income tax expense for the year ended December 31, 2022 compared to the prior year primarily relates to tax rate changes in jurisdictions in which the partnership holds investments.

Years ended Dec. 31,	2022	2021	2020
Statutory income tax rate	26%	26%	26%
Increase (decrease) in rate resulting from:
International operations subject to different tax rates	(7)%	(7)%	(35)%
Non-controlling interests in income of flow-through entities	(2)%	(10)%	8%
Change in tax rates applicable to temporary differences in other jurisdictions	4%	2%	(8)%
Other	1%	1%	(3)%
Effective income tax rate	22%	12%	(12)%

As the partnership is not subject to tax, the analyses used the applicable Canadian blended Federal and Provincial tax rate as the statutory income tax rate.

NOTE 17. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Accounts payable and accrued liabilities	$824	$499
Lease liabilities(1)	1,049	690
Derivative liability	371	277
Provisions	7	16
Deferred revenue	21	16
Loans and notes payable	171	1
Total other non-current liabilities	$2,443	$1,499
(1)For the year ended December 31, 2022, interest expense relating to total lease liabilities (see Note 18, Accounts Payable And Other Liabilities for the current portion) was $58 million (2021 - $59 million).

NOTE 18. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Accounts payable and accrued liabilities	$2,852	$2,021
Loans and notes payable	226	899
Derivative liabilities	167	221
Deferred revenue	436	445
Lease liabilities(1)	163	160
Other liabilities	33	16
Total accounts payable and other liabilities	$3,877	$3,762
(1)See Note 17, Other Non-Current Liabilities for further information on the interest expense related to these liabilities.

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

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	GP Units			LP Units
(Thousands of units), Years ended Dec. 31,	2022	2021	2020	2022	2021	2020
Outstanding, beginning of year	139	139	139	298,987	435,980	439,802
Privatization		—	—	—	(146,278)	—
Exchange LP Units exchanged	—	—	—	—	128	169
BPYU Units exchanged				—	8,922	11,580
Distribution reinvestment program	—	—	—	—	123	998
Issued under unit-based compensation plan	—	—	—	—	112	—
LP Units issued	—	—	—	—	—	59,497
Repurchases of LP Units	—	—	—	—	—	(76,066)
Outstanding, end of year	139	139	139	298,987	298,987	435,980

b)Units of the Operating Partnership held by Brookfield Corporation

Redeemable/Exchangeable Partnership Units
There were 529,473,303 Redeemable/Exchangeable Partnership Units outstanding at December 31, 2022 and 2021, and 451,365,017 outstanding at December 31, 2020.

Special limited partnership units
Brookfield Property Special L.P. (“Special LP”) is entitled to receive equity enhancement distributions and incentive distributions from the Operating Partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at December 31, 2022, 2021 and 2020.

c)Limited partnership units of Brookfield Office Properties Exchange LP
The following table presents changes to the Exchange LP Units from the beginning of the year:

	Exchange LP Units
(Thousands of units)	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020
Outstanding, beginning of year	—	2,714	2,883
Exchange LP Units exchanged (1)	—	(128)	(169)
Privatization	—	(2,586)	—
Outstanding, end of year	—	—	2,714
(1)Exchange LP Units issued for the acquisition of incremental BPO common shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)    FV LTIP Units
The partnership issued FV LTIP units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants in 2019. Each FV LTIP Unit will vest over a period of five years and is redeemable for LP Units or a cash payment subject to a conversion adjustment. There were 1,571,709, 1,818,717 and 1,899,661 FV LTIP Units outstanding at December 31, 2022, 2021 and 2020, respectively.

e)     Class A stock of Brookfield Properties Retail Holding LLC
In connection with the Privatization discussed in Note 3, Privatization of the Partnership, all public outstanding BPYU Units were acquired. The partnership indirectly owns all of the remaining outstanding Units.

During the year ended December 31, 2021, there were 8,922,243 BPYU Units exchanged for LP Units, 841,950 BPYU Units repurchased, 377,209 BPYU Units issued, and 6,091 BPYU Unit forfeitures.

f)    Preferred Equity Units
During the year ended December 31, 2019, the partnership issued 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5% and 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375%. In total $722 million of gross proceeds were raised and $24 million in underwriting and issuance costs were incurred. The Series 1 Units were redeemed in the fourth quarter of 2021.

During the year ended December 31, 2020, the partnership issued 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. In total $288 million of gross proceeds were raised and $9 million in underwriting and issuance costs were incurred. At December 31, 2022, Preferred Equity Units had a total carrying value of $699 million (December 31, 2021 - $699 million).

g)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2022	2021	2020
Limited partners	$419	$358	$583
Holders of:
Redeemable/exchangeable partnership units	743	499	581
Special LP Units	5	5	6
Exchange LP Units	—	1	4
FV LTIP of the Operating Partnership	2	2	2
BPYU Units	—	13	68
Total distributions	$1,169	$878	$1,244
Per unit(1)	$1.40	$1.05	$1.33
(1)Per unit outstanding on the record date for each.

NOTE 20. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$14,688	$15,736
FV LTIP units of the Operating Partnership(1)	45	55
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Corporation(2)	2,490	1,015
Preferred equity of subsidiaries	2,772	2,750
Non-controlling interests in subsidiaries and properties	12,822	15,941
Total interests of others in operating subsidiaries and properties	18,084	19,706
Total non-controlling interests	$32,817	$35,497
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
(2)See Note 32, Related Parties for further information on the Manager Reorganization.

NOTE 21. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Base rent	$3,153	$3,462	$3,613
Straight-line rent	25	25	133
Lease termination	27	68	27
Other lease income(1)	662	662	627
Other revenue from tenants(2)	982	946	997
Total commercial property revenue	$4,849	$5,163	$5,397
(1)Other lease income includes parking revenue and recovery of property tax and insurance expense from tenants.
(2)Consists of recovery of certain operating expenses and other revenue from tenants which are accounted for in accordance with IFRS 15.

As a result of pandemic-related closures and restrictions, certain of the partnership’s tenants, primarily in the Core Retail segment, requested rental assistance, in the form of either a deferral or rent reduction. Lease concessions granted in response to the pandemic are accounted for as a lease modification and are recognized prospectively over the remaining lease term when they become legally enforceable. In the current period, the partnership granted abatements of $13 million (2021 - $82 million)

for the twelve months ended December 31, 2022, primarily related to prior year rents in response to tenants impacted by the pandemic.

The partnership leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend. Minimum rental commitments under non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Less than 1 year	$2,933	$2,776
1-5 years	9,266	9,029
More than 5 years	8,559	8,522
Total	$20,758	$20,327

NOTE 22. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

(US$ Millions)	2022	2021	2020
Room, food and beverage	$1,300	$931	$562
Gaming, and other leisure activities	175	111	106
Other hospitality revenue	36	31	34
Total hospitality revenue	$1,511	$1,073	$702

NOTE 23. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Investment income	$518	$476	$177
Fee revenue	285	255	228
Dividend income	114	77	44
Interest income and other	88	56	45
Total investment and other revenue	$1,005	$864	$494

NOTE 24. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Property maintenance	$727	$713	$679
Real estate taxes	548	580	610
Employee compensation and benefits	148	155	158
Depreciation and amortization	29	39	39
Lease expense(1)	11	11	16
Other(2)	389	433	473
Total direct commercial property expense	$1,852	$1,931	$1,975
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.
(2)For the twelve months ended December 31, 2022, the partnership recorded a loss recovery of $11 million (loss allowance of 2021 - $49 million, 2020 - $99 million) in commercial property operating expenses.

NOTE 25. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Employee compensation and benefits	$230	$160	$180
Cost of food, beverage, and retail goods sold	245	158	142
Depreciation and amortization	258	269	280
Maintenance and utilities	105	99	112
Marketing and advertising	26	23	28
Other	277	201	166
Total direct hospitality expense	$1,141	$910	$908

NOTE 26. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Employee compensation and benefits	$376	$360	$385
Management fees	281	241	116
Transaction costs	26	48	24
Professional fees	92	97	98
Facilities and technology fees	43	47	54
Other	112	131	139
Total general and administrative expense	$930	$924	$816

NOTE 27. FAIR VALUE GAINS (LOSSES), NET
The components of fair value gains (losses), net, are as follows:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Commercial properties(1)	$(1,122)	$1,791	$(1,607)
Commercial developments	64	171	219
Incentive fees(2)	(45)	(24)	(16)
Financial instruments and other(3)	1,123	583	82
Total fair value (losses) gains, net	$20	$2,521	$(1,322)
(1)For the year ended December 31, 2022, includes fair value loss on right-of-use investment properties of $2 million (2021 - $5 million, 2020 - $16 million).
(2)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.
(3)For the year ended December 31, 2022, primarily includes fair value gains on the disposition of a student housing portfolio.

NOTE 28. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive (loss) income consists of the following:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation (losses) gains in respect of foreign operations	$(1,233)	$(467)	$87
Reclassification of realized foreign currency translation gains to net income on disposition of foreign operations	189	27	—
Gains (losses) on hedges of net investments in foreign operations	539	163	650
	(505)	(277)	737
Cash flow hedges
Gains on derivatives designated as cash flow hedges, net of income tax expense (benefit) of $(9) million (2021 - $(12) million; 2020 - $4 million)	49	95	116
	49	95	116
Equity accounted investments
Share of unrealized foreign currency translations (losses) gains in respect of foreign operations	(1)	(2)	4
Share of gains (losses) on derivatives designated as cash flow hedges	129	56	(62)
	128	54	(58)
Items that will not be reclassified to net income:
Unrealized (losses) gains on securities - FVTOCI, net of income tax (expense) benefit of $(2) million (2021 - $(59) million; 2020 - $11 million)	(26)	(33)	17
Share of revaluation surplus (losses) on equity accounted investments	113	354	(206)
Net remeasurement gains (losses) on defined benefit plan	1	—	(1)
Revaluation surplus (loss), net of income tax (expense) benefit of $(72) million (2021 –$(120) million; 2020 – $49 million)	655	811	(191)
	743	1,132	(381)
Total other comprehensive income	$415	$1,004	$414

NOTE 29. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
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

At December 31, 2022, the partnership had commitments totaling:
•approximately $203 million for the development of Manhattan West in Midtown New York, 1100 Avenue of the Americas redevelopment in Midtown New York, Greenpoint Landing in Brooklyn, 755 Figueroa in Los Angeles and Halley Rise in Washington, D.C; and

•approximately A$135 million ($92 million) primarily for the development of 1 The Esplanade in Sydney and Elizabeth Quay in Perth.

During 2013, Brookfield Corporation announced the final close on the $4.4 billion BSREP I fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of December 31, 2022, there remained approximately $147 million of uncontributed capital commitments.

In April 2016, Brookfield Corporation announced the final close on the $9.0 billion BSREP II fund to which the partnership had committed $2.3 billion as lead investor. As of December 31, 2022, there remained approximately $644 million of uncontributed capital commitments.

In November 2017, Brookfield Corporation announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund to which the partnership had committed $400 million as lead investor. As of December 31, 2022, there remained approximately $157 million of uncontributed capital commitments.

In September 2018, Brookfield Corporation announced the final close of the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of December 31, 2022, there remained approximately $159 million of uncontributed capital commitments.

In January 2019, Brookfield Corporation announced the final close on the $15.0 billion BSREP III fund to which the partnership has committed $1.0 billion. As of December 31, 2022, there remained approximately $347 million of uncontributed capital commitments.

In December 2022, Brookfield Corporation announced the final close on the $15.3 billion BSREP IV fund to which the partnership has committed $3.5 billion. As of December 31, 2022, there remained approximately $2.8 billion of uncontributed capital commitments.

In October of 2020, Brookfield Corporation announced the final close on the €619 million ($663 million) Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($107 million). As of December 31, 2022, all capital commitments have been contributed.

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

NOTE 30. LIQUIDITY AND CAPITAL MANAGEMENT
The capital of the partnership’s business consists of debt obligations, capital securities, preferred stock and equity. The partnership’s objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support its operations and reducing its weighted average cost of capital to improve its return on equity. As at December 31, 2022, capital totaled $103 billion (December 31, 2021 - $100 billion).

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

•Recurring expenses;
•Debt service requirements;
•Distributions to preferred equity unitholders;
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

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2022. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership. The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2023 to 2024, however, approximately 2% of its debt obligations represent non-recourse mortgages where the partnership has suspended contractual payment, and is currently engaging in modification or restructuring discussions with the respective creditors. The partnership is generally seeking relief given the circumstances resulting from the current economic slowdown, and may or may not be successful with these negotiations. If the partnership is unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

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

The table below presents the partnership’s contractual obligations as of December 31, 2022:

(US$ Millions)		Payments due by period
Dec. 31, 2022	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations(1)	$58,864	$19,777	$13,486	$7,906	$4,189	$7,991	$5,515
Capital securities	2,833	600	575	172	555	—	931
Lease obligations	3,790	51	48	48	48	48	3,547
Commitments(2)	345	275	68	2	—	—	—

Interest expense(3):
Debt obligations	8,872	3,072	1,932	1,329	982	657	900
Capital securities	1,169	152	154	118	109	73	563
Interest rate swaps	(75)	(16)	(16)	(15)	(13)	(15)	—
(1)Debt obligations gross of deferred financing costs of $302 million.
(2)Primarily consists of construction commitments on commercial developments.
(3)Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 31. FINANCIAL INSTRUMENTS
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

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2022 and 2021:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2022	Interest rate caps of US$ LIBOR debt	$2,042	2.5% - 5.0%	May 2023 - Apr. 2027	$20
	Interest rate caps of US$ SOFR debt	3,989	1.0% - 6.0%	Aug. 2023 - Nov. 2024	74
	Interest rate swaps of US$ SOFR debt	2,500	3.7%	Dec. 2027	3
	Interest rate caps of £ SONIA debt	1,024	1.0% - 2.5%	Jul. 2024 - Mar. 2025	41
	Interest rate swaps of £ SONIA debt	804	2.7%	Jan. 2023 - Jul. 2024	20
	Interest rate caps of € EURIBOR debt	96	1.3%	Apr. 2023	—
	Interest rate caps of C$ LIBOR debt	177	4.0%	Oct. 2024	2
	Interest rate swaps of AUD BBSW/BBSY debt	132	5.3% - 5.8%	Apr. 2024	—
Dec. 31, 2021	Interest rate caps of US$ LIBOR debt	$9,590	2.5% - 5.0%	Jan. 2022 - Jun. 2024	$—
	Interest rate swaps of US$ LIBOR debt	2,130	1.0% - 2.6%	Nov. 2022 - Feb. 2024	(50)
	Interest rate caps of £ LIBOR debt	2,301	1.0% - 2.5%	Jan. 2022 - Dec. 2023	—
	Interest rate caps of £ SONIA debt	974	2.0%	Oct. 2022 - Mar. 2025	5
	Interest rate caps of € EURIBOR debt	102	1.3%	Apr. 2022	—
	Interest rate caps of C$ LIBOR debt	240	2.0%	Oct. 2022	—
	Interest rate swaps of AUD BBSW/BBSY debt	422	0.8% - 1.6%	Apr. 2023 - Apr. 2024	—

For the year ended December 31, 2022, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (December 31, 2021 - nil).

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2022 and 2021:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2022	Net investment hedges		€105	€0.91/$ - €1.02/$	Feb. 2023 - Dec. 2025	(7)
	Net investment hedges		£1,319	£0.76/$ - £0.93/$	Jan. 2023 - Jul. 2023	(243)
	Net investment hedges	A$	—	A$1.49/$ - A$1.55/$	May. 2023	(1)
	Net investment hedges	C¥	2,703	C¥6.59/$ - C¥6.99/$	Jun. 2023 - Mar. 2025	(9)
	Net investment hedges	R$	908	R$6.24/$ - R$7.00/$	May. 2023 - Dec. 2024	(22)
	Net investment hedges	₩	820,473	₩1,283.60/$ - ₩1,410.00/$	Jan. 2023 - Nov. 2024	(42)
	Net investment hedges	Rs	84,251	Rs79.40/$ - Rs89.84/$	Mar. 2023 - Jul. 2024	(5)
	Net investment hedges		£374	£0.86/€	Jul. 2023	(16)
	Cross currency swaps of C$ LIBOR debt	C$	2,500	C$1.25/$ - C$1.38/$	Jul. 2023 - Jan. 2027	(45)
Dec. 31, 2021	Net investment hedges		€389	€0.81/$ - €0.88/$	Jul. 2022 - Sep. 2024	$(2)
	Net investment hedges		£4,395	£0.71/$ - £0.76/$	Jun. 2022 - Mar. 2023	(89)
	Net investment hedges	A$	974	A$1.35/$ - A$1.41/$	Mar. 2022 - Mar. 2023	(14)
	Net investment hedges	C¥	1,596	C¥6.68/$ - C¥6.99/$	Jun. 2022 - Jun. 2023	(7)
	Net investment hedges	R$	2,546	R$5.87/$ - R$6.54/$	Sep. 2022 - Oct. 2022	(5)
	Net investment hedges	₩	720,095	₩1,165.75/$ - ₩1,197.60/$	Jun. 2022 - Jun. 2023	4
	Net investment hedges	Rs	75,690	Rs76.35/$ - Rs87.13/$	Jan. 2022 - Jul. 2024	(27)
	Net investment hedges		£90	£0.91/€	Apr. 2022	9
	Cross currency swaps of C$ LIBOR debt	C$	2,500	C$1.25/$ - C$1.38/$	Jul. 2023 - Jan. 2027	56

For the years ended December 31, 2022 and 2021, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of December 31, 2022 and 2021:

(US$ millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2022	Interest rate caps	$7,622	2.0% - 6.0%	Jan. 2023 - Nov. 2032	$30
	Interest rate swaps on forecasted fixed rate debt	335	3.6% - 5.3%	Jun. 2023	(21)
Dec. 31, 2021	Interest rate caps	$5,388	3.0% - 5.0%	Jan. 2022 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	2.7% - 6.4%	Jun. 2022 - Jun. 2033	(253)
	Interest rate swaps of US$ debt	1,696	0.8% - 5.1%	Nov. 2022 - Mar. 2024	(8)

The partnership recognized fair value losses of approximately nil (December 31, 2021 - losses of $31 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

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

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the consolidated financial statements:

		Dec. 31, 2022		Dec. 31, 2021
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	686	686	225	225
Other non-current assets
Securities - FVTPL	FVTPL	2,523	2,523	2,200	2,200
Derivative assets	FVTPL	170	170	111	111
Accounts receivable	Amortized cost	464	464	2	2
Securities - FVTOCI	FVTOCI	69	69	108	108
Restricted cash	Amortized cost	584	584	356	356
Current assets
Securities - FVTOCI	FVTOCI	36	36	—	—
Derivative assets	FVTPL	124	124	33	33
Accounts receivable(1)	Amortized cost	787	787	1,128	1,128
Restricted cash	Amortized cost	342	342	331	331
Cash and cash equivalents	Amortized cost	4,020	4,020	2,576	2,576
Total financial assets		$9,805	$9,805	$7,070	$7,070
Financial liabilities
Debt obligations(2)	Amortized cost	$58,562	$57,790	$55,327	$55,474
Capital securities	Amortized cost	2,256	2,256	2,226	2,226
Capital securities - fund subsidiaries	FVTPL	577	577	859	859
Other non-current liabilities
Loan payable	FVTPL	171	171	1	1
Accounts payable	Amortized cost	824	824	499	499
Derivative liabilities	FVTPL	371	371	277	277
Accounts payable and other liabilities
Accounts payable and other(3)	Amortized cost	2,852	2,852	2,097	2,097
Loans and notes payable	Amortized cost	226	226	899	899
Derivative liabilities	FVTPL	167	167	221	221
Total financial liabilities		$66,006	$65,234	$62,406	$62,553
(1)Includes other receivables associated with assets classified as held for sale on the consolidated balance sheets in the amounts of nil  and $276 million as of December 31, 2022 and December 31, 2021, respectively.
(2)Includes debt obligations associated with assets classified as held for sale on the consolidated balance sheets in the amount of nil  and $3,006 million as of December 31, 2022 and December 31, 2021, respectively.
(3)Includes accounts payable and other liabilities associated with assets classified as held for sale on the consolidated balance sheets in the amount of nil  and $76 million as of December 31, 2022 and December 31, 2021, respectively.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2022				Dec. 31, 2021
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities designated as FVTPL	10	305	2,208	2,523	17	218	1,965	2,200
Securities designated as FVTOCI	36	—	69	105	13	—	95	108
Derivative assets	—	294	—	294	—	144	—	144
Total financial assets	$46	$599	$2,277	$2,922	$30	$362	$2,060	$2,452

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$577	$577	$—	$—	$859	$859
Derivative liabilities	—	538	—	538	—	498	—	498
Total financial liabilities	$—	$538	$577	$1,115	$—	$498	$859	$1,357

The following table presents the valuation techniques and inputs of the partnership’s Level 2 assets and liabilities:

Type of asset/liability	Valuation technique
Foreign currency forward contracts	Discounted cash flow model - forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at a credit adjusted rate
Interest rate contracts	Discounted cash flow model - forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

The table below presents the valuation techniques and inputs of Level 3 assets:

Type of asset/liability	Valuation techniques	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Securities - FVTPL/FVTOCI	Net asset valuation	(a) Forward exchange rates (from observable forward exchange rates at the end of the reporting period) (b) Discount rate	(a) Increases (decreases) in the forward exchange rate would increase (decrease) fair value (b) Decreases (increases) in the discount rate would increase (decrease) fair value

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of December 31, 2022 and 2021:

	Dec. 31, 2022		Dec. 31, 2021
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	$2,060	$859	$1,682	$863
Additions	353	—	553	—
Dispositions	(222)	—	(88)	—
Fair value (losses) gains, net and OCI	86	(292)	366	2
Other	—	10	(453)	(6)
Balance, end of year	$2,277	$577	$2,060	$859

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

The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the partnership’s variable rate liabilities and fixed rate debt maturing within one year:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Variable rate property debt	$367	$255
Fixed rate property debt due within one year	35	31
Total	$402	$286

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
The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	Dec. 31, 2022
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	142	$(11)	$—
Australian Dollar	A$	1,560	(106)	—
British Pound		£4,059	(490)	—
Euro		€690	(74)	—
Brazilian Real	R$	3,129	(60)	—
Indian Rupee	Rs	33,212	(40)	—
Chinese Yuan	C¥	2,554	(37)	—
South Korean Won	₩	417,865	(33)	—
United Arab Emirates Dirham	AED	1,287	(35)	—
Total			$(886)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2021
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	339	$(27)	$—
Australian Dollar	A$	1,708	(124)	—
British Pound		£6,375	(863)	—
Euro		€1,297	(147)	—
Brazilian Real	R$	745	(13)	—
Indian Rupee	Rs	617	(1)	—
Chinese Yuan	C¥	730	(11)	—
South Korean Won	₩	289,443	(24)	—
United Arab Emirates Dirham	AED	342	(9)	—
Czech Koruna	CZK	5	—	—
Hungarian Forint	HUF	5	—	—
Total			$(1,219)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2020
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	521	$(41)	$—
Australian Dollar	A$	2,056	(158)	—
British Pound		£4,206	(575)	—
Euro		€328	(40)	—
Brazilian Real	R$	3,364	(65)	—
Indian Rupee	Rs	28,281	(39)	—
Hong Kong Dollar	HK$	—	—	—
Chinese Yuan	C¥	1,084	(17)	—
South Korean Won	₩	204,795	(19)	—
United Arab Emirates Dirham	AED	708	(19)	—
Czech Koruna	CZK	8	—	—
Hungarian Forint	HUF	334	—	—
Poland Zloty	PLN	3	—	—
Total			$(973)	$—
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

NOTE 32. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is the BPY General Partner. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include the partnership’s and Brookfield Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Corporation. Pursuant to a Master Services Agreement, which was amended in connection with the Privatization, the partnership pays a management fee (“base management fee”), to the service providers. For the third and fourth quarters of 2021, the management fee was calculated one quarter in arrears based on the equity attributable to Unitholders of the Core Office, Core Retail and Corporate segments. Prior to the Privatization, the partnership paid a base management fee equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million, plus annual inflation adjustments. Post-Privatization, The management fee is calculated as 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for the partnership’s Core Office, Core Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of CanHoldco. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments. In connection with the 2018 acquisition of all of the outstanding common stock of GGP, the Master Services Agreement was amended so that the base management fee took into account any management fee payable by BPYU under its master services agreement with Brookfield Corporation and certain of its subsidiaries. For the year ended December 31, 2022, the partnership paid a base management fee of $223 million (2021 - $155 million; 2020 - $73 million).

In connection with the issuance of Preferred Equity Units to the Class A Preferred Unitholder in 2014, Brookfield Corporation contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from the Class A Preferred Unitholder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity. On December 30, 2021, BN acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for REUs. The Class A Preferred Units, Series 1 were subsequently cancelled.

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	(110)	(378)
Loans and notes receivable	273	170
Receivables and other assets	—	71
Deposit payable to Brookfield Corporation(1)	—	(680)
Property-specific obligations	(2,429)	(250)
Loans and notes payable and other liabilities	(721)	(259)
Preferred shares held by Brookfield Corporation	(2,490)	(1,015)
Brookfield Asset Management interest in Canholdco	(1,759)	(2,083)
(1) As of December 31, 2022, a nil million on-demand deposit was payable to Brookfield Corporation, provided for in the deposit agreement between the partnership and Brookfield Corporation. The deposit limit was increased to $3.0 billion in the second quarter of 2021.

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
Transactions with related parties:
Commercial property revenue(1)	$53	$35	$32
Management fee income	92	42	32
Income from equity accounted investments	(22)	26	(11)
Interest expense on debt obligations	20	24	19
Interest on capital securities held by Brookfield Corporation	—	—	—
General and administrative expense(2)	327	271	164
Construction costs(3)	(68)	132	265
Return of capital distributions on Brookfield Corporation’s interest in Canholdco	118	176	—
Distributions on Brookfield Corporation’s interest in Canholdco	113	369	—
Incentive Fees(4)	45	35	16
(1)Amounts received from Brookfield Corporation and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to Brookfield Corporation and its subsidiaries for management fees, management fees associated with the partnership’s investments in Brookfield-sponsored real estate funds, and administrative services.
(3)Includes amounts paid to Brookfield Corporation and its subsidiaries for construction costs of development properties.
(4)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through Brookfield Asset Management Ltd. (“the Manager”), by way of a plan of arrangement (the “Manager Distribution”). The transaction resulted in the division of Brookfield into two publicly traded companies – the Manager under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation whereby the partnership redeemed $1 billion of preferred units issued by a subsidiary of the partnership and acquired certain LP interests in several real estate funds and other investment interests from the Corporation (“Manager Reorganization”) for net consideration of $2,475 million through the issuance of Class D junior preferred shares, Series 1 and 2 of a subsidiary of the partnership, Brookfield BPY Holdings Inc. (“CanHoldco Class D Junior Preferred Shares”), to the Corporation. The LP interests and other investment interests acquisitions, including related working capital balances acquired, were accounted for as a business acquisition under common control, as discussed in Note 2, Summary of Significant Accounting Policies, whereby the partnership records assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity.

During the fourth quarter of 2021, the partnership sold two multifamily assets in the U.S. for approximately $73 million and a partial interest in an office asset in the U.K. for approximately $101 million to Brookfield Real Estate Income Trust Inc.

On September 13, 2021, the partnership issued approximately 34 million Redeemable/Exchangeable Partnership Units and non-voting perpetual preferred shares of two of the partnership’s subsidiary holding entities to affiliates of Brookfield Corporation for aggregate consideration of $2 billion.

On July 26, 2021, Brookfield Corporation completed its previously announced acquisition of all of the LP units of BPY it did not previously own. Cash consideration was funded to the partnership by BN in exchange for approximately $2.5 billion of Canholdco Non-Voting Common Shares, which is accounted for as non-controlling interests by BPY, with the remainder for New LP Preferred Units. For the year ended December 31, 2022, distributions of $113 million were paid to BN related to the Canholdco Non-Voting Common Shares. Refer to Note 3, Privatization of the Partnership, for further detail.

On June 29, 2021, Brookfield Premier Real Estate Partners Australia acquired Brookfield Place Sydney from BSREP I for approximately $153 million.

During the year ended December 31, 2020, the partnership issued 9,416,816 LP Units at $11.36 per unit, 2,696,841 LP Units at $12.00 per unit, 5,967,063 LP Units at $12.65 per unit, 13,392,277 LP Units at $13.92 per unit, and 18,715,912 Redeemable/Exchangeable Partnership Units at $12.00 per unit to Brookfield Corporation.

During the third quarter of 2020, the partnership completed the recapitalization of the Atlantis with an investment from a Brookfield Corporation affiliate.

NOTE 33. PAYROLL EXPENSE
The partnership has no employees or directors; therefore the partnership does not remunerate key management personnel. Key decision makers of the partnership are all employees of Brookfield Corporation, the ultimate parent company, who provide management services under the Master Services Agreement.

Throughout the year, the partnership’s general partner incurs director fees, a portion of which are charged to the partnership in accordance with the limited partnership agreement.

NOTE 34. SEGMENT INFORMATION
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

c) Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the years ended December 31, 2022, 2021, and 2020.

(US$ Millions)	Total revenue			FFO
Years ended Dec. 31,	2022	2021	2020	2022	2021	2020
Core Office	$2,210	$2,198	$2,049	$325	$539	$495
Core Retail	1,557	1,510	1,612	626	450	521
LP Investments	3,593	3,387	2,920	288	179	64
Corporate	5	5	12	(653)	(590)	(373)
Total	$7,365	$7,100	$6,593	$586	$578	$707

The following summary presents the detail of total revenue from the partnership’s operating segments for the years ended December 31, 2022, 2021 and 2020:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2022
Core Office	$1,373	$469	$22	$346	$2,210
Core Retail	1,138	264	—	155	1,557
LP Investments	1,357	248	1,489	499	3,593
Corporate	—	—	—	5	5
Total	$3,868	$981	$1,511	$1,005	$7,365

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2021
Core Office	$1,467	$442	$9	$280	$2,198
Core Retail	1,113	259	—	138	1,510
LP Investments	1,639	243	1,064	441	3,387
Corporate	—	—	—	5	5
Total	$4,219	$944	$1,073	$864	$7,100

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2020
Core Office	$1,429	$446	$6	$168	$2,049
Core Retail	1,166	284	—	162	1,612
LP Investments	1,805	267	696	152	2,920
Corporate	—	—	—	12	12
Total	$4,400	$997	$702	$494	$6,593

The following summaries presents share of net earnings from equity accounted investments and interest expense from the partnership’s operating segments for the years ended December 31, 2022, 2021, and 2020.

(US$ Millions)	Share of net earnings from equity accounted investments			Interest expense
Years ended Dec. 31,	2022	2021	2020	2022	2021	2020
Core Office	$550	$644	$150	$(723)	$(570)	$(586)
Core Retail	234	472	(743)	(660)	(649)	(647)
LP Investments	42	(96)	(156)	(1,000)	(1,069)	(1,104)
Corporate	—	—	—	(300)	(305)	(255)
Total	$826	$1,020	$(749)	$(2,683)	$(2,593)	$(2,592)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of December 31, 2022 and 2021:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
Core Office	$34,039	$37,661	$17,581	$18,172	$8,547	$9,819
Core Retail	30,363	30,585	13,850	14,316	9,674	9,945
LP Investments	47,458	43,403	32,146	27,516	1,722	1,043
Corporate	656	355	7,202	6,995	—	—
Total	$112,516	$112,004	$70,779	$66,999	$19,943	$20,807

The following summary presents a reconciliation of FFO to net income for the years ended December 31, 2022, 2021, and 2020:

(US$ Millions) Years ended Dec. 31,	2022	2021	2020
FFO(1)	$586	$578	$707
Add (deduct):
Fair value gains (losses), net	20	2,521	(1,322)
Share of equity accounted income (losses) - non-FFO	120	404	(1403)
Depreciation and amortization of real-estate assets	(190)	(203)	(249)
Income tax (expense)	(281)	(490)	(220)
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	(387)	(1,534)	129
Net income (loss) attributable to unitholders(2)	(132)	1,276	(2,358)
Non-controlling interests of others in operational subsidiaries and properties	1,128	2,223	300
Net income (loss)	$996	$3,499	$(2,058)
(1)FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated statements of income.
(2)Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated statements of income.

The following summary presents financial information by the partnership’s geographic regions in which it operates:

	Total revenue for the years ended Dec. 31,			Total non-current assets as at Dec. 31,
(US$ Millions)	2022	2021	2020	2022	2021
United States	$4,740	$4,911	$4,743	$76,145	$64,695
Canada	491	421	424	5,120	5,446
Australia	360	322	182	2,338	4,081
Europe	1,151	887	592	11,949	16,956
Brazil	102	71	82	1,411	656
China	5	3	94	389	294
India	288	274	287	4,014	4,191
South Korea	228	211	189	3,745	—
United Arab Emirates	—	—	—	319	250
Total	$7,365	$7,100	$6,593	$105,430	$96,569

NOTE 35. SUBSEQUENT EVENTS

On January 1, 2023, the Corporation transferred a 23% LP interest in the foreign investments owned by BSREP IV to the partnership for a non-interest bearing note of $588 million.

On January 30, 2023, the board of directors declared the following quarterly distribution on the partnership’s:
–LP Units of $0.35 per unit ($1.40 on an annualized basis) payable on March 31, 2023 to unitholders of record at the close of business on February 28, 2023;

–Class A Cumulative Redeemable Perpetual Units, Series 1, $0.40625 per unit ($1.625 on an annualized basis) payable on March 31, 2023 to unitholders of record on March 1, 2023;

–Class A Cumulative Redeemable Perpetual Units, Series 2, $0.3984375 per unit ($1.59375 on an annualized basis) payable on March 31, 2023 to unitholders on March 1, 2023;

–Class A Cumulative Redeemable Perpetual Units, Series 3, $0.359375 per unit ($1.4375 on an annualized basis) payable on March 31, 2023 to unitholders of record on March 1, 2023; and

–New LP Preferred Units, $0.390625 per unit ($1.5625 on an annualized basis) payable on March 31, 2023 to unitholders of record on March 1, 2023.

On February 13, 2023, the partnership issued medium term notes for C$500 million at 7.125% per annum, with a term of five years via private placement. Interest on the notes are payable semi-annually.

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION
The table below presents the partnership’s number of commercial properties, the related fair value, debt obligations, weighted average year of acquisition and weighted average year of construction by asset class as of December 31, 2022.

	Dec. 31, 2022
	Number of properties	Fair value(1)	Debt(2)	Weighted average year of acquisition(3)	Weighted average year of construction(3)
(US$ millions, except where noted)
Core Office
United States	35	$13,459	$9,000	2004	1987
Canada	20	4,218	1,827	2002	1994
Australia	5	1,730	1,052	2013	2013
Europe	2	1,932	1,486	2020	2019
Brazil	2	374	55	2014	2014
	64	$21,713	$13,420	2006	1994
Core Retail	54	19,406	9,141	2018	1975
Opportunistic Office	110	8,780	5,381	2017	1991
Opportunistic Retail	18	1,838	1,008	2015	1977
Logistics	33	673	3	2021	1989
Multifamily	10	1,995	1,651	2020	1990
Self-storage	19	95	61	2022	1998
Alternatives	1	66	195	2022	1960
Student Housing	41	1,712	1,238	2021	2012
Manufactured Housing	218	4,417	2,779	2018	1974
Mixed-use	7	3,098	1,904	2016	2010
Secondaries	44	917	551	2022	1985
Total	$619	$64,710	$37,332	2014	1987
(1)Excludes right-of-use assets, development properties and land/parking lots with a fair value of $3,875 million.
(2)Excludes debt related to development properties and land in the amount of $1,339 million, unsecured and corporate facilities of $13,378 million, debt on hospitality assets of $6,815 million and deferred financing costs of $302 million.
(3)Weighted against the fair value of the properties at December 31, 2022.