Form 20-F
period 2023-12-31
Brookfield Property Partners L.P.
filed 2024-03-01
CIK 1545772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2023, there were outstanding 7,360,000 6.50% Class A Cumulative Redeemable Perpetual Units, Series 1, 10,000,000 6.375% Class A Cumulative Redeemable Perpetual Units, Series 2, 11,500,000 5.750% Class A Cumulative Redeemable Perpetual Units, Series 3, and 26,844,556 6.25% Class A Cumulative Redeemable Preferred Units, Series 1.

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

In this Form 20-F, unless the context suggests otherwise, references to “we”, “us” and “our” are to Brookfield Property Partners L.P., the Property Partnership, the Holding Entities and the operating entities, each as defined below, taken together on a consolidated basis. Unless the context suggests otherwise, in this Form 20-F references to:

•“AO LTIP Units” are to the BPY AO LTIP Units of the Property Partnership;

•“Asset Management Company” are to Brookfield Asset Management ULC, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management;

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

•“New LP” means Brookfield Property Preferred L.P.;

•“New LP General Partner” are to the general partner of New LP, which is the Property Partnership, whose managing general partner is BPY, whose general partner is the BPY General Partner, an indirect wholly-owned subsidiary of Brookfield Corporation;

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

•“our limited partnership agreement” are to the second amended and restated limited partnership agreement of our company, as may be amended from time to time;

•“our portfolio” are to the commercial property assets in our Office, Retail and LP Investments segments, as applicable;

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

•“Privatization” means the acquisition by Brookfield Corporation on July 26, 2021 of all LP Units and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP”) that it did not previously own;

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

•“Service Providers” are to the subsidiaries of the Asset Management Company that provide services to us pursuant to our Master Services Agreement, and unless the context otherwise requires, any other affiliate of Brookfield that is appointed from time to time to act as a service provider pursuant to our Master Services Agreement or to whom any Service Provider has subcontracted for the provision of such services;

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

Financial Information

The financial information contained in this Form 20-F is presented in U.S. Dollars and, unless otherwise indicated, has been prepared in accordance with IFRS as issued by the IASB. Amounts in “$” are to U.S. Dollars and amounts in Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”), United Arab Emirates Dirham (“AED”), Hong Kong Dollar (“HK$”), Swedish Krona (“SEK”) and Polish Zloty (“zł”) are identified where applicable.

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

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; risks relating to trends in the office real estate industry; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; risks related to climate change; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

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

•Risks relating to trends in the office real estate industry, including sustained changes in client preferences and space utilization, moving from full-time, collective in-person work environments to hybrid or remote work models and use of businesses utilizing shared office and co-working spaces.

•Risks relating to the factors that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, inflation, industry slowdowns, increased consumer debt, poor housing market conditions and the need to pay down existing obligations.

•Risks relating to business disruptions, cybersecurity failures and data security incidents.

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

•civil disturbances, earthquakes and other natural disasters, cybersecurity attacks, pandemics, terrorist acts or acts of war, or firearm-related violence which may result in uninsured or underinsured losses;

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

A number of our assets are interest rate sensitive: increases in long-term interest rates will, absent all else, increase our interest expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions to the extent we reduce the amount we offer to pay for properties, due to the effect of increased interest rates, to a price that sellers may not accept. Although interest rates have remained at relatively low levels on a historical basis, in many jurisdictions in which we operate, a period of sharply rising interest rates may cause certain market dislocations that could negatively impact our financial performance, increase the cost of debt financing and thereby negatively impact the ability of our managed assets to obtain attractive financing or refinancing and could increase the cost of such financing if obtained. Interest rate increases would impact the amount of revenue generated by our managed assets and may lead to an increase in the amount of cash required to service our obligations. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

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

Additionally, terrorist activities and physical security issues could directly affect the value of our properties through damage, destruction or loss. Our Office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Many of our office properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. Our retail properties could be subject to actual or perceived threat of mass shootings and other firearm-related violence. Our insurance may not cover some losses due to such activities or may not be obtainable at commercially reasonable rates.

We may be adversely affected by trends in the office real estate industry.

Sustained changes in client preferences and space utilization, moving from full-time, collective in-person work environments to hybrid or remote work models and use of shared office and co-working spaces could decrease overall demand for office workspaces. This will in turn place downward pressure on occupancy, rental rates and property valuations which could have an adverse impact on our business, cash flow, financial condition and results of operations.

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

Our business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, cybersecurity attacks, energy blackouts, natural disasters, pandemics, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect our financial condition and results of operations.

Cybersecurity failures and data security incidents could adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential, personal or other sensitive information and/or damage to our business relationships or reputation, any of which could negatively impact our business, financial condition and operating results.

Cybersecurity failures or other security incidents may result in disrupted operations, misstated or unreliable financial data, fraudulent transfers or requests for transfers of money, fines or penalties, investigations, increased cybersecurity protection and insurance costs, litigation, and damage to our business relationships, and reputation causing our business and results of operations to suffer. We rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks, and in the computer systems and networks of third parties with whom we do business or communicate. Our information technology systems face ongoing cybersecurity threats and attacks, which could result in the failure of such infrastructure. Although we have implemented measures to protect the security of our computer systems and networks, and to prevent unauthorized access, use, disclosure, modification or damage of our data, software, hardware, telecommunications and other information technology assets, in some instances these measures may not be effective against all threats. We may not be able to anticipate all types of security threats, nor may we be able to implement preventive measures effective against all such threats. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for extended periods of time. Hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff. In addition, we may experience operational disruptions or information security breaches at third-party vendors, counterparties, service providers or other entities that interact with our systems or that could otherwise affect our business. Such disruptions or breaches could result in the unauthorized acquisition, use, disclosure, modification or destruction of our confidential information or that of our clients, investors, portfolio companies or employees, litigation, regulatory investigations, remediation costs, increased cybersecurity protection costs, reputational damage, loss of business or potential liability.

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

Transition risk refers to economic, societal and technological challenges resulting from the shift to a low carbon economy that may be seen in changes to climate and energy policies, shifts to low-carbon technologies and liability issues that can vary substantially depending on scenarios for policy and technology changes. Although we work to mitigate these risks by undertaking internal climate change transition risk reviews within parts of our business, developing awareness and competency in other parts, and levering the applicable parts of Brookfield’s business to implement renewable energy solutions at our properties, we can provide no assurance that such efforts will be effective.

Risks Relating to Us and Our Structure

Our company relies on the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions and meet our financial obligations.

Our company’s sole direct investment is its managing general partnership interest in the Property Partnership, which owns almost all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold our interests in the operating entities. Our company has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units, the New LP Preferred Units, as well as to meet our financial obligations. The Property Partnership, the Holding Entities and our operating entities are legally distinct from our company and they are generally required to service their debt obligations before making distributions to us, New LP, or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our units, the New LP Preferred Units, fund working capital and satisfy other needs. In addition, the Property Partnership is required to make distributions to its preferred unitholders before making distributions to us. Any other entities through which we may conduct operations in the future will also be legally distinct from our company and may be restricted in their ability to pay dividends and distributions or otherwise make funds available to our company under certain conditions.

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

Operating as a wholly-owned subsidiary of Brookfield involves a number of relationships that will give rise to conflicts of interest between us and our preferred unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our partnership and our preferred unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisers and service providers. In addition, BPY has begun a program of asset dispositions which includes asset sales to other Brookfield advisory clients, and the terms of such dispositions will be determined by Brookfield in its sole discretion, and Brookfield will generally not seek consent from our preferred unitholders for these dispositions unless required to do so under the Advisers Act. These conflicts of interest considerations are described in detail under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest and Significantly Limited Fiduciary Duties”.

In addition, the Service Providers, affiliates of Brookfield, provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay a management fee to the Service Providers equal to the sum of (a) 1.05% of the sum of the following amounts, if any, calculated by the BPY General Partner, acting reasonably, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for Office, Retail and the Corporate segments of the business of BPY; and (ii) the carrying value of the outstanding non-voting common shares of Brookfield BPY Holdings Inc. (“CanHoldco”) and (b) any fees payable by us in connection with our commitment to private real estate funds of any Service Providers but for the election by us for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable). This relationship may give rise to conflicts of interest between us and our preferred unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from our interests and those of our preferred unitholders.

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

Since the Preferred Units have no stated maturity date, holders seeking liquidity of their Preferred Units as well as holders seeking liquidity of their New LP Preferred Units prior to their maturity date will be limited to selling their preferred units in the secondary market absent redemption by the issuer of such units. We may not be able to maintain an active trading market on the Nasdaq Stock Market (the “Nasdaq”) and/or the Toronto Stock Exchange (the “TSX”) for the Preferred Units and the New LP Preferred Units, in which case the trading price of such preferred units could be adversely affected and your ability to transfer your preferred units will be limited. Additionally, the Preferred Units and the New LP Preferred Units may trade at prices lower than $25.00. The trading price of such preferred units would depend on many factors, including:

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

BPY’s and New LP’s ability to issue parity securities in the future could adversely affect the rights of the preferred unitholders.

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

Rating agencies revise their ratings from time to time and could lower or withdraw any rating issued with respect to the Preferred Units or the New LP Preferred Units. A change in the ratings methodology of the rating agencies could also lower the rating with respect to the Preferred Units or the New LP Preferred Units. Any real or anticipated downgrade or withdrawal of any ratings could have an adverse effect on the market price or liquidity of such Preferred Units or New LP Preferred Units.

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

Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conduct an evaluation of the effectiveness of our internal control over financial reporting. We are a non-accelerated filer and the effectiveness of our internal control over financial reporting as of December 31, 2023 is not subject to attestation from our independent registered public accounting firm.

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

Our company is impacted by heightened inflationary pressures. High inflation continued to drive tightening in monetary policies by major central banks in 2023, posing risks to economic growth ahead. Central banks in various countries may continue to raise interest rates in response to concerns about inflation, which coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in the jurisdictions we operate in. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing, as well as continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. However, any sustained upward trajectory in the inflation rate will impact our ability to source suitable investment opportunities and we may not be able to offset inflationary increases in operating costs for our properties by increasing rents. Decreased consumer confidence and discretionary spending stemming from inflation may also reduce demand for our multifamily, student housing and hospitality businesses and negatively impact performance at our retail properties.

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

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through Brookfield Asset Management, by way of a plan of arrangement (the “Manager Distribution”). The transaction resulted in the division of Brookfield into two publicly traded companies – Brookfield Asset Management under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests in several real estate funds and other investment interests from Brookfield Corporation (“Manager Reorganization”) for net consideration of $2,475 million through the issuance of Class D junior preferred shares, Series 1 and 2 of CanHoldco (“CanHoldco Class D Junior Preferred Shares”), to Brookfield Corporation.

In August 2023, in a series of related transactions we issued $1.6 billion of mandatory convertible non-voting preferred shares which are now held by a wholly-owned subsidiary of Brookfield Reinsurance Ltd. (“BNRE”), as part of the capitalization of Brookfield’s insurance business. Upon conversion, it is expected that BNRE will assume a partial interest in our LP interest in Brookfield Strategic Real Estate Partners (“BSREP”) IV. We received $1.6 billion in notes receivable as consideration in these transactions. There were two capital calls in September and December of $263 million and $101 million, respectively, in respect to BSREP IV investments which were funded by the partial paydown of the note receivable.

For a description of our principal capital expenditures in the last three fiscal years and a discussion of our acquisitions and dispositions during the year ended December 31, 2023, please see Item 5.A. “Operating and Financial Review and Prospects - Operating Results”.

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

4.B.    BUSINESS OVERVIEW

Operations and Principal Activities

We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. With approximately 30,200 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms in various real estate sectors.

Office
Our Office portfolio consists of 72 million leasable square feet across 128 premier office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are irreplaceable assets in global gateway cities (“Core”), including 16 office and mixed-use complexes in cities such as New York and London. The balance of our Office portfolio consists of assets with significant value-add through development and leasing activities (“Transitional and Development”) that are generally held for shorter time frames before being monetized for attractive returns. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles.

Retail
Our Retail portfolio consists of 109 million square feet across 107 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

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

Principal Markets

As of and for the year ended December 31, 2023, approximately 63% of our assets and 65% of our revenues originated from the United States with the remaining 37% of our assets and 35% of our revenues originating from Canada, Australia, United Kingdom, Europe, Brazil and Asia.

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

Environmental, Social and Governance (“ESG”) at Brookfield

As a leading global owner and operator of high-quality real estate, our ESG strategy is centered on supporting business resilience and creating value for our investors and stakeholders—now and in the future. We manage our investments with integrity, combining economic goals with responsible citizenship. This is consistent with our longstanding philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. It also requires operating with robust ESG principles and practices, and maintaining a disciplined focus on integrating these into everything we do.

ESG Principles

While ESG principles have always been embedded in how we run our business, this approach was formalized through Brookfield’s ESG principles in 2016 and described in Brookfield’s global ESG Policy. This ESG Policy codifies Brookfield’s longstanding commitment to integrating ESG considerations into decision-making and day-to-day asset management activities. This policy is reviewed annually and updated on an as-needed basis by senior management at Brookfield, as well as Brookfield’s Real Estate group. Our ESG Policy outlines our approach and is based on the following principles:

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
▪Operate with leading health and safety practices to support the goal of achieving zero serious safety incidents.

•Uphold strong governance practices
▪Operate to the highest ethical standards by conducting business activities in accordance with Brookfield’s Code of Business Conduct and Ethics (the “Code of Conduct”).
▪Maintain strong stakeholder relationships through transparency and active engagement.

•Be good corporate citizens
▪Ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
▪Support philanthropy and volunteerism by our employees.

ESG Organization and Governance

We understand that good governance is essential to sustainable business operations. The governance of ESG matters is integrated into Brookfield’s overall governance framework and is aligned with our governance approach. We have implemented strong governance practices to monitor and oversee our business, including our ESG strategy. The board of directors of the BPY General Partner, through its audit committee, has oversight of the company’s ESG strategy and receives status reports on the partnership’s ESG initiatives throughout the year.

ESG Integration into the Investment Process

ESG culture is embedded throughout the investment process, starting with the due diligence of a potential investment through to the exit process. As part of investment due diligence, Brookfield seeks to assess ESG-related risks and opportunities and factors them into the overall investment decision. This includes leveraging leading industry guidance to identify ESG factors most likely to materially impact the financial condition or operating performance of companies in a sector. Brookfield provides specific guidance to investment teams on assessing climate change, bribery and corruption, cybersecurity, health and safety and human rights and modern slavery risks as part of diligence. Where warranted, Brookfield performs deeper due diligence, working with internal experts and third-party consultants as needed. All investments must be approved by our investment committee. Investment teams outline for the investment committee the merits of the transaction and material risks, mitigants and significant opportunities for improvement, including those related to ESG, such as bribery and corruption, health and safety, and environmental and social risks.

As part of each acquisition, investment teams create a tailored integration plan that includes, among other things, material ESG-related matters for review or execution. We believe there is a strong correlation between managing these considerations and enhancing investment returns. It is the responsibility of the management teams within each portfolio company to manage ESG risks and opportunities through the investment’s lifecycle, supported by the applicable investment team within Brookfield. The combination of local accountability and expertise in tandem with Brookfield's investment and operating capabilities is important when managing a wide range of asset types across jurisdictions. We leverage these capabilities in collaborating on ESG initiatives, where appropriate, to drive best practices and assist with any remediation. As it relates to ESG, where appropriate, we encourage our portfolio companies to organize training for relevant staff. Our portfolio company teams regularly report to their portfolio-level boards of directors both from financial and operating perspectives, including key performance indicators that incorporate material ESG factors, such as health and safety, environmental management, compliance with regulatory requirements, and, increasingly, GHG emissions. For investments where Brookfield has a non-controlling interest, where we are a debt holder, or in other circumstances where Brookfield does not have the ability to exercise influence through its contractual rights, Brookfield actively monitors the performance of its investments and, where appropriate, utilizes its stewardship practices to encourage ESG outcomes that are aligned with Brookfield’s ESG approach.

When preparing an asset for divestiture, we outline potential value creation deriving from several different factors, including relevant ESG considerations. Where applicable, we also prepare both qualitative and quantitative data that summarize the ESG performance of the investment and provide a holistic understanding of how we have managed the investment during the holding period.

Environmental

We pride ourselves on contributing positively to the local communities in which we operate. This means we continually strive to minimize our impact on the environment, while balancing the need for economic growth. We demonstrate respect for the natural environment and take steps to protect it by investing in green technologies, encouraging environmentally sound construction methods, and promoting strategies to minimize our carbon footprint. Sustainability initiatives in our portfolio vary by property but include measurement of GHG emissions and other key sustainability metrics, energy reduction strategies, use of alternative energy sources such as solar, water conservation, recycling, enhanced indoor air quality, respect and consideration of biodiversity, the provision of alternative transportation parking, use of environmentally friendly cleaning materials and erosion control. These initiatives are monitored by local management teams and the management team of our Service Provider, the former updating the latter at regular business intervals.

Climate change mitigation and adaptation continues to be a key area of focus for our business and Brookfield has made progress in a number of areas.

Task Force on Climate-related Financial Disclosures (“TCFD”) Alignment

Since becoming a supporter of the TCFD in 2021, Brookfield has made progress on aligning with the TCFD’s recommended disclosures. Brookfield completed a climate risk management review to better understand the physical and transition risk and opportunities profile across our business. We are leveraging these results to identify improvement opportunities in approaching climate change mitigation and adaptation and continue to work to integrate those considerations into our operations and portfolio companies.

Commitment to Net Zero

Brookfield is a signatory to the Net Zero Asset Managers (“NZAM”) initiative, to further our commitment to support the transition to a net zero carbon economy. NZAM is a group of international asset managers committed to supporting the goal of net zero GHG emissions by 2050 or sooner. To fulfill this commitment, we are commencing to take account of emissions, prioritize emissions reductions across our business and work towards publishing disclosures in line with the recommendations of the TCFD.

As an interim target, our business committed to reduce in-scope emissions from a 2019 base year by at least 50% by 2030. In setting our interim target, we focused on investments where (i) we have control and therefore sufficient influence over the outcomes; (ii) we could identify and implement actionable initiatives in the near term; and (iii) we assessed it to be value accretive to do so over the life of the investment.

Our intention is to increase the proportion of assets to be managed in line with net zero annually or as frequently as possible, consistent with our ambition to reach 100% over time. Our net-zero interim target includes Scope 1 and 2 emissions of Brookfield's portfolio companies or otherwise the majority of “financed emissions”.

We intend to support this goal by contributing operational and investment expertise to execute practical decarbonization strategies that will prepare our business and properties for the future economy. We are focused on developing foundational processes to catalyze decarbonization and will continue to take action across our properties. We are also focused on providing support to our portfolio companies through the sharing of best practices and resources, as well as regular and systematic monitoring to understand our progress.

Water, Waste & Biodiversity

Reducing the impact of our water consumption and waste generation helps build efficient systems, business resiliency and contributes to a sustainable future. We utilize industry best practices to efficiently monitor and manage performance and seek to ensure continual reduction of water consumption. In addition, we adhere to all applicable local and regional waste regulations and track waste and recycling metrics. Encouraging conservation of biodiversity is an important component in achieving net zero and managing physical risks. We strive to protect biodiversity and ecosystems near our businesses.

Reporting and Certifications

We seek to measure the success of our environmental initiatives and report on our progress, including by participating in the Global Real Estate Sustainability Benchmark (“GRESB”). GRESB is the most highly regarded ESG index among capital markets and investors, and Brookfield has been participating in the survey for 11 years. In 2023, 12 of Brookfield’s real estate segments responded to GRESB. The GRESB survey is comprised of the Standing Investments Benchmark and Development Benchmark. Brookfield’s average score in the Standing Investments Benchmark was 86% in 2023, an improvement of 5% compared to the previous year’s score. Brookfield’s average score in the Development Benchmark was 92% in 2023, an improvement of 2% compared to the prior year’s score. Brookfield achieved year-over-year increases in nearly all of its GRESB submissions, due to further integrating our environmental data program, setting interim GHG emissions reduction targets, and achieving building certifications by reducing our environmental footprint, and having enhanced environmental data coverage.

Our commitment to sustainability and intelligent design has earned us global recognition. Across Brookfield’s real estate business our properties have achieved 221 WELL Health & Safety certifications, 104 LEED certifications, 55 Energy Star certifications in the United States, 45 UL Verified Healthy Building certifications in the United States, 59 BOMA 360 office certifications in the United States and Canada, 52 IREM certifications in our Retail business in the United States, 25

NABERS certifications in Australia, 34 Fitwel certifications internationally, and 39 BREEM certifications in the United Kingdom.

Social

Diversity, Equity and Inclusion

Building a diverse, equitable and inclusive work environment reinforces our culture of collaboration and strengthens our ability to develop and promote all of our people to their potential. Our approach to diversity, equity and inclusion is deliberate and integrated into our human capital development processes and initiatives. Over the past five years, our primary focus has been on gender diversity. Our efforts led to a significant increase in female representation at the senior levels. In addition to disciplined human capital processes and the development activities, we undertake other activities to reinforce the importance of diversity, equity and inclusion in our business. We continue our global process for employees to self-identify their ethnicity. This information assists us in identifying specific areas of focus related to increasing ethnic diversity. Our succession process includes identifying a diverse slate of candidates and focuses on the development of early career candidates through stretch roles and exposure. We support a number of Employee Resource Groups organized by employees around shared interests, characteristics or experiences. We are involved with several organizations to promote diverse representation in our talent pool, including summer interns.

Occupational Health and Safety

Managing health and safety risk is an integral part of the management of our business and the portfolio companies in which we invest. We have implemented a health and safety governance initiative to propagate a strong health and safety culture, encourage the sharing of best practices, support the continuous improvement of safety performance and help eliminate serious safety incidents. The initiative is overseen by Brookfield’s global safety committee, which comprises senior operations executives from across the business and regions in which it has investments. Reports on health and safety trends and key initiatives are regularly provided to our management as part of the quarterly operational risk update. Our goal is to have zero serious safety incidents.

Human Rights and Modern Slavery

We are committed to conducting our business in an ethical and responsible manner. We continue to work to identify and prevent potential human rights and modern slavery violations within our business environment, including supply chains, and we look for ways to support the promotion of human rights. Our approach to addressing human rights, including modern slavery, is designed to be commensurate with the risks we face, which vary based on jurisdiction, industry and sector. Brookfield has a modern slavery and human trafficking policy that provides guidance on measures to prevent and detect modern slavery. In addition, we have several other policies and procedures that provide guidance on the identification of human rights and modern slavery risks and the steps to be taken to mitigate these risks. These include our Code of Conduct, Anti-Bribery and Corruption Policy and Whistleblowing Policy. Our portfolio companies’ senior management teams are each responsible for identifying and managing the human rights risks, including modern slavery, for their individual businesses. We are cognizant of the fact that the risks of human rights, modern slavery and human trafficking are complex and evolving, and we will continue to work on addressing these risks in our business.

Governance

Strong governance is essential to sustainable business operations, and we aim to conduct our business according to the highest ethical and legal frameworks.

Stewardship and Engagement

Stewardship is an important element of our ESG strategy, and we have defined it in alignment with the Principles for Responsible Investing (“PRI”). We seek to engage with our portfolio companies and collaborate with industry peers to help inform and improve our ESG strategies and practices. In managing our assets, we utilize our significant influence and investing and operating capabilities in collaborating with our portfolio companies to encourage sound ESG practices that are essential for resilient businesses, while seeking to create long-term value for our investors and stakeholders. As well, through our ongoing engagement with portfolio companies, we may partner with or support our portfolio companies to facilitate discussions with external stakeholders with the intent of positively influencing industry standards or practices that are aligned with our ESG principles.

ESG Regulation

We aim to uphold strong governance practices, and we actively monitor proposed and evolving ESG legislation, regulation and market practices in all jurisdictions in which we operate. This includes the SEC’s proposed rules on the Enhancement and Standardization of Climate-Related Disclosures for Investors, as well as the EU’s Corporate Sustainability Reporting Directive. We seek to continuously improve and refine our processes by actively participating in the development and implementation of new industry standards and best practices.

Data Privacy and Cybersecurity

Data privacy and cybersecurity remain key ESG focus areas for us. Please refer to the section entitled Item 16.K. “Cybersecurity” elsewhere in this annual report on Form 20-F for details regarding these programs.

ESG Affiliations and Partnerships

We continue to align our business practices with frameworks for responsible investing and are an active participant in industry forums and other organizations. We are a signatory to the United Nations-supported PRI which demonstrates our ongoing commitment to responsible investment and ESG best practices. As a participant in organizations like the PRI, the TCFD and NZAM, we are committed to ongoing engagement and stewardship and the promotion of leading ESG practices. In addition, through our membership in these organizations and other industry forums, we remain actively involved in discussions aimed at advancing ESG awareness across private and public markets and enhance our reporting and protocols in line with evolving best practices.

Distribution Policy

Our distribution policy is to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to recycle capital or raise external capital. The current quarterly distribution on our LP Units is $0.345 per LP Unit (or $1.38 per LP Unit on an annualized basis).

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

4.C. ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart on the following page represents a simplified summary of our organizational structure as of December 31, 2023. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Corporation holds units of our company have been omitted.

This chart should be read in conjunction with the explanation of our ownership and organizational structure on the following pages.

(1)As of December 31, 2023, Brookfield Corporation owns all LP Units of our company. Brookfield Corporation also has an approximately 63% interest in the Property Partnership through Brookfield Corporation’s ownership of Redemption-Exchange Units and Special LP Units. On a fully-exchanged basis, our company would directly own 99% of the limited partnership interests in the Property Partnership.
(2)The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. As of December 31, 2023, Brookfield Corporation holds $1 million of Class B junior preferred shares; C$2.8 billion and C$521 million of Class D junior preferred shares Series 1 and Series 2, respectively, and 100% of the non-voting common shares of CanHoldco. As of December 31, 2023, Brookfield Asset Management holds $5 million of the Class A senior preferred shares of

CanHoldco. In addition, each of Brookfield Corporation and Brookfield Asset Management holds preferred shares in a wholly-owned subsidiary of other Holding Entities, which preferred shares are entitled to an aggregate 1% of the votes to be cast along with the common shares of the applicable entity. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.
(3)Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2023.
(4)The majority of our Office portfolio is held through Brookfield Office Properties Inc. (“BPO”). We own 100% of its outstanding common shares and outstanding voting preferred shares as well as interests in certain series of its non-voting preferred shares.
(5)Our Australia Office business consists of our direct interest in our Australian office properties not held through BPO.
(6)Our interest in Stork Holdco LP is held through a joint venture owned 50% by our company and 50% by the Class A Preferred Unitholder.
(7)Our Brazil Office business includes 67% ownership of an office building in Rio de Janeiro, Brazil.
(8)Our voting and economic interest in U.S. Retail is 100%.
(9)Our economic interest set forth above is reflected as a range because our LP Investments are held through Brookfield-sponsored real estate funds in which we hold varying interests.
(10)Our interest in one of our opportunistic real estate finance funds is owned by the Property Partnership.
(11)Service Providers are subsidiaries of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management.

The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating entities included in our organizational chart set out above under “Organizational Chart”.

Name	Economic Interest(1)	Voting Interest(1)
BPO(2)	100%	100%
Australia Office	100%	100%
Stork Holdco LP	50%	50%
Brazil Office	67%	67%
U.S. Retail	100%	100%
U.S. Opportunistic Retail(3)	50%	33%
Other LP Investments(3,4,5)	1% - 52%	—%
(1)All interests are rounded to the nearest one percent and are calculated as at December 31, 2023.
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
(5)We do not consolidate our interest in BSREP III as our 8% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

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

Our company owns a direct 36% interest in the Property Partnership through ownership of managing general partner units. Our company also owns the Property Partnership Preferred Units, Series 5, 6 and 7. Brookfield has an approximately 63% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units. Brookfield’s interest in the Property Partnership also includes a special limited partnership interest held by Property Special LP. The Class A Preferred Unitholder and the holders of the AO LTIP Units and FV LTIP Units, hold the remaining approximate 1% economic interest in the Property Partnership.

Our Service Providers

The Service Providers provide management services to us pursuant to our Master Services Agreement. The Service Providers are subsidiaries of the Asset Management Company. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s global real estate business.

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

Property Special LP

Property Special LP is a special limited partner of the Property Partnership. Property Special LP is an indirect subsidiary of the Asset Management Company. See Item 7.B. “Major Shareholders and Related Party Transactions Related Party Transactions”.

Holding Entities

Our company indirectly holds its interests in our operating entities through the Holding Entities. The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield Corporation holds $1 million of Class B junior preferred shares; C$2.8 billion and C$521 million of Class D junior preferred shares, Series 1 and Series 2, respectively, and approximately $1.4 billion of non-voting common shares of CanHoldco, one of our Holding Entities. Brookfield Asset Management holds $5 million of Class A senior preferred shares of CanHoldco. In addition, each of Brookfield Corporation and Brookfield Asset Management holds preferred shares in a wholly-owned subsidiary of other Holding Entities, which preferred shares are entitled to an aggregate 1% of the votes to be cast along with the common shares of the applicable entity. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities”.

Operating Sectors
 Our business is organized in three sectors: Office, Retail and LP Investments. The capital invested in these sectors is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; and participation in private equity funds and consortiums.

4.D. PROPERTY, PLANTS AND EQUIPMENT

See Item 4.B. “Information on the Company - Business Overview”, Item 4.C. “Information on the Company - Organizational Structure”, Item 5.A. “Operating and Financial Review and Prospects - Operating Results” and Item 18 “Financial Statements”.

ITEM 4A.    UNRESOLVED STAFF COMMENTS
     Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

OBJECTIVES AND FINANCIAL HIGHLIGHTS
OVERVIEW
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, “we”, “us”, or “our”) covers the financial position as of December 31, 2023 and 2022 and financial performance for the years ended December 31, 2023, 2022, and 2021. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as of December 31, 2023 and 2022 and each of the years ended December 31, 2023, 2022, and 2021 (the “Financial Statements”) and related notes contained elsewhere in this Form 20-F.

For the comparison discussions between the years ended December 31, 2022 and December 31, 2021, please refer to Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on February 24, 2023.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Non-IFRS measures used in this MD&A are reconciled to the most comparable IFRS measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A on page 72.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” and “Key Information - Risk Factors”.

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

We also discuss the results of operations on a segment basis, consistent with how we manage our business. As of December 31, 2023, the partnership is organized into four reportable segments: i) Office (formerly Core Office), ii) Retail (formerly Core Retail), iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the chief operating decision maker (“CODM”).

Prior to the Privatization described below, our partnership’s equity interests included general partnership units (“GP Units”), limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units” or “REUs”), special limited partnership units of the Operating Partnership (“Special LP Units”), FV LTIP Units of the Operating Partnership (“FV LTIP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), Class A stock (“BPYU Units”) of Brookfield Properties Retail Holding LLC (“BPYU”) and Class A Cumulative Redeemable Perpetual Preferred Units, Series 1, Series 2 and Series 3. Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units, Exchange LP Units and BPYU Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units (prior to the Privatization) and BPYU Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPYU Units (prior to the Privatization) have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Corporation, as the holder of the Redeemable/Exchangeable Partnership Units exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Corporation, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units were exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units. We presented the Exchange LP Units as a component of non-controlling interests. BPYU Units provided their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPYU Units exercised this right, our partnership had the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPYU Units participated in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We presented BPYU Units as a component of non-controlling interest.

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

This MD&A includes financial data for the year ended December 31, 2023 and includes material information up to the date of this Form 20-F. Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”), United Arab Emirates Dirham (“AED”), Hong Kong Dollar (“HK$”), Swedish Krona (“SEK”) and Polish Zloty (“zł”) are identified where applicable.

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

Additional information is available on our website at bpy.brookfield.com, or on www.sedarplus.ca or www.sec.gov.

OVERVIEW OF OUR BUSINESS
We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. With approximately 30,200 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms in various real estate sectors.

Office
Our diversified Office portfolio consists of 72 million leasable square feet across 128 premier office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are irreplaceable assets in global gateway cities (“Core”), including 16 office and mixed-use complexes in cities such as New York and London. The balance of our Office portfolio consists of assets with significant value-add through development and leasing activities (“Transitional and Development”) that are generally held for shorter time frames before being monetized for attractive returns. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles.

Retail
Our Retail portfolio consists of 109 million square feet across 107 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

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

The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

◦A 31% interest in BSREP I, which is in its 12th year since initial closing, fully invested and is executing realizations

◦A 26% interest in BSREP II, which is in its 9th year since initial closing, fully invested and is executing realizations

◦A 8% interest in BSREP III, which is in its 7th year since initial closing

◦A 23% interest in BSREP IV, which is in its 3rd year since initial closing

•A blended 30% interest in two value-add multifamily fund targeting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 33% interest in a series of real estate debt funds which seek to invest in commercial real estate debt secured by properties in strategic locations.

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

To measure our performance against these targets, as described above, and measure our operating performance, we focus on NOI, FFO, CFFO, and equity attributable to Unitholders. We define these measures on page 71.

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

Substantially all of our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office, retail and mixed-use assets are typically valued using a discounted cash flow methodology while our multifamily and manufactured housing assets are typically valued using a direct capitalization methodology.

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our total Office and Retail real estate portfolios having a combined 91% occupancy level and an average seven-year lease life. Valuation assumptions, such as discount rates and capitalization rates, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

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

External Valuations
We have a number of office properties externally appraised in the ordinary course to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended December 31, 2023, we obtained 52 external appraisals of our properties representing a gross property value of $17 billion. These external appraisals were within 2% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to our IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance for the years ended December 31, 2023, 2022, and 2021 and our financial position as of December 31, 2023, and 2022. Further details on our results from operations and our financial position are contained within the “Segment Performance” section on page 59.

The Privatization impacted the composition of our equity structure. Refer to Note 3, Privatization of the Partnership of our annual 2023 financial statements for further information.

The following acquisitions and dispositions of consolidated properties affected our consolidated results in the comparative periods for the years ended December 31, 2023 and 2022. Unless stated otherwise, proceeds represents the selling price attributable to the properties.

Q4 2023
•We sold a portfolio of 19 manufactured housing communities in the United States in the BSREP II fund for approximately $317 million.

•We sold an office asset in Brazil for approximately R$1.5 billion ($300 million).

Q3 2023
•We acquired eight logistics centers in the United States in the BSREP IV fund for $378 million.

•We sold twenty-three manufactured housing communities in the United States in the BSREP II fund for $389 million.

Q2 2023
•We sold partial interests, without loss of control, in two office assets in the United States for net proceeds of approximately $205 million.

•We sold partial interests, without loss of control, in three office assets in Canada for net proceeds of approximately C$405 million ($306 million).

•We acquired a multifamily asset in the United States in the BSREP IV fund for approximately $157 million.

Q1 2023
•We acquired five logistics assets in the United States in the BSREP IV fund for approximately $400 million.

•We acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of Brookfield Corporation (“Acquisition of Foreign Investments”) for consideration of $588 million through the issuance of a non-interest bearing note. There was a subsequent $530 million capital call related to the BSREP IV U.S. and foreign investments. The consideration for the Acquisition of Foreign Investments and capital call was funded by the issuance of LP Units, Special LP Units and REUs to Brookfield Corporation.

Q4 2022
•On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through Brookfield Asset Management Ltd. (“Manager”), by way of a plan of arrangement (the “Manager Distribution”). The transaction resulted in the division of Brookfield into two publicly traded companies – the Manager under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests (“Manager Reorganization”) in several real estate funds and other investment interests from Brookfield Corporation for net consideration of $2,475 million through the issuance of Class D junior preferred shares, Series 1 and 2 of CanHoldco (“CanHoldco Class D Junior Preferred Shares”), to Brookfield Corporation.

•We sold a portfolio of student housing assets in the United Kingdom in the BSREP II fund for approximately £3.4 billion ($4.0 billion).

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

For the purposes of the following comparison discussion between the years ended December 31, 2023 and December 31, 2022, the above transactions are referred to as the investment activities.

Operating Results

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Commercial property revenue	$5,929	$4,849	$5,163
Hospitality revenue	2,594	1,511	1,073
Investment and other revenue	960	1,005	864
Total revenue	9,483	7,365	7,100
Direct commercial property expense	2,336	1,852	1,931
Direct hospitality expense	2,090	1,141	910
Investment and other expense	304	328	294
Interest expense	4,823	2,683	2,593
General and administrative expense	1,404	930	924
Total expenses	10,957	6,934	6,652
Fair value (losses) gains, net	(673)	20	2,521
Share of net (losses) earnings from equity accounted investments	(121)	826	1,020
(Loss) income before income taxes	(2,268)	1,277	3,989
Income tax (benefit) expense	(419)	281	490
Net (loss) income	$(1,849)	$996	$3,499

We recognized a net loss of $1,849 million for the year ended December 31, 2023 which compares to net income of $996 million during 2022. The decrease is primarily attributable to an increase in interest expense of $2,140 million, primarily resulting from higher interest rates, fair value losses of $673 million in the current year and a decrease in the share of earnings from equity accounted investments of $947 million. Additionally, the current year was impacted by an increase in general and administrative expense of $491 million resulting from a full year of impact from the reorganization of certain LP interests in connection with the Manager Reorganization and Acquisition of Foreign Investments. Partially offsetting these decreases is an increase in commercial property revenue, net of related direct expenses, of $806 million and hospitality revenue, net of related direct expenses, of $98 million resulting from the reorganization of certain LP interests in connection with the Manager Reorganization and Acquisition of Foreign Investments as well as income tax recovery and higher fee revenue earned of $291 million from the Manager Reorganization and Acquisition of Foreign Investments.

Following the acquisition of all LP Units held by public holders by Brookfield Corporation on July 26, 2021, there are no longer publicly traded LP Units. As such, earnings per unit is no longer presented. Refer to Note 3, Privatization of the Partnership of our annual 2023 financial statements for further discussion on the Privatization.

Commercial property revenue and direct commercial property expense
In 2023, commercial property revenue increased by $1,080 million compared to 2022 primarily due to revenue following the Manager Reorganization and Acquisition of Foreign Investments of $568 million and $722 million, respectively, partially offset by property dispositions in our LP Investments resulting in a decrease of $242 million compared to prior year.
Direct commercial property expense increased by $484 million due to expenses from the Manager Reorganization and Acquisition of Foreign Investments of $290 million and $194 million, respectively, partially offset by property dispositions in our LP Investments resulting in a decrease of $81 million compared to prior year. Margins in 2023 were 61.4%; a 1.6% decline compared to 2022.

Hospitality revenue and direct hospitality expense
Hospitality revenue increased to $2,594 million for the year ended December 31, 2023 from $1,511 million in 2022. The increase was attributable to the Manager Reorganization and Acquisition of Foreign Investments which contributed $810 million and $159 million, respectively, as well as higher occupancies and average daily rates compared to the prior year. These increases were partially offset by disposition activity in our LP Investments portfolio which resulted in a decrease of $31 million compared to prior year.

Direct hospitality expense increased to $2,090 million in 2023 from $1,141 million in 2022. The increase was driven by additional expenses stemming from the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments of $696 million and $175 million, respectively. These increases were partially offset by disposition activity in our LP Investments portfolio which resulted in a decrease of $24 million compared to the prior year.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue decreased by $45 million for the year ended December 31, 2023 as compared to the prior year, primarily due to a decrease of $131 million due to lower development fees in Australia in our Office segment as well as a decrease of $84 million in our LP Investments segment resulting from the dispositions of multifamily develop-for-sale assets compared to the prior year, partially offset by incremental revenue following the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments of $262 million and $29 million, respectively.

    Investment and other expense decreased by $24 million to $304 million for the year ended December 31, 2023 as compared to $328 million in the prior year, primarily due to a decrease of $56 million in our LP Investments segment resulting from the disposition of multifamily develop-for-sale assets in the prior year, partially offset by higher development costs in Australia.

Interest expense
Interest expense increased by $2,140 million for the year ended December 31, 2023 as compared to the prior year. This increase is primarily due the rising interest rate environment in the current year, higher debt balances from the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments which contributed $819 million and $680 million, respectively, and asset-level financings and corporate draws, partially offset by disposition activity resulting in a reduction of $96 million.

General and administrative expense
General and administrative expense increased by $474 million for the year ended December 31, 2023 compared to the prior year. The increase was primarily attributable to the reorganization of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments which contributed $377 million and $114 million, respectively, partially offset by disposition activity.

Fair value (losses) gains, net
Fair value (losses) gains, net includes valuation (losses) gains on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency (losses) gains on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

Fair value losses, net for our Office segment were $1,145 million for the year ended December 31, 2023. The current period losses are driven by discount rate and capitalization rate expansion, as well as updated cash flow assumptions in the U.S. and Canada.

Fair value losses, net for our Office segment were $825 million for the year ended December 31, 2022. The fair value losses were due to discount rate expansion to reflect the current macroeconomic environment, partially offset by mark-to-market gains on financial assets.

Fair value gains, net for our Retail segment were $336 million for the year ended December 31, 2023. The fair value gains were primarily driven by fair value gains on our investment in a U.S. department store chain and positive leasing activity, partially offset by capitalization rate expansion to align with market conditions.

Fair value losses, net for our Retail segment were $302 million for the year ended December 31, 2022. Fair value losses, net for our Retail portfolio were primarily due to discount rate adjustments based on changes in the macroeconomic environment and updated cash flow assumptions.

Fair value gains, net for our LP Investments segment for the year ended December 31, 2023 were $115 million. These gains are a result of updated valuation metrics and leasing assumptions in select opportunistic office, logistics, mixed-use and student housing assets. We also recognized gains on a conditional acquisition of office assets in India in 2022, that closed in the current year. These gains were partially offset by fair value losses from updated valuation metrics at office assets in Europe and leasing assumptions in select office assets in the U.S.

Fair value gains, net for our LP Investments segment for the year ended December 31, 2022 were $930 million. These gains were driven by fair value gains from the sale of our student housing portfolio and fair value gains in our U.S. manufactured housing and multifamily portfolios.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are in a mixed-use district in London, a mixed-use complex and an office tower in New York, a shopping center in Honolulu, and two malls in Las Vegas.

During the twelve months ended December 31, 2023, we sold 99% of our interest in an office tower in Midtown New York for approximately of $101 million which is now reflected as a financial asset and 13% of our interest in Bryant Park Office Tower in New York for approximately $83 million.

Our share of net losses from equity accounted investments for the year ended December 31, 2023 was $121 million, which represents a decrease of $947 million compared to the prior year. The decrease in current year earnings is primarily due to fair value losses as a result of updated market assumptions and metric expansion at assets accounted for under the equity method and disposition activity in the current period. This decrease was partially offset by increased earnings resulting from the Acquisition of Foreign Investments and the Manager Reorganization.

Income tax expense
    The decrease in income tax expense for the year ended December 31, 2023 primarily relates to changes in pre-tax book income, restructuring of certain subsidiaries, and tax rate changes in jurisdictions in which the partnership holds investments.

Summary of Financial Position and Key Metrics

(US$ Millions, except per unit information)	Dec. 31, 2023	Dec. 31, 2022
Investment properties:
Commercial properties	$77,699	$66,067
Commercial developments	5,216	2,518
Equity accounted investments	19,435	19,943
Property, plant and equipment	11,085	9,401
Cash and cash equivalents	2,341	4,020
Assets held for sale	1,852	576
Total assets	131,577	112,516
Debt obligations	68,712	58,562
Liabilities associated with assets held for sale	57	—
Total equity	48,587	41,737

As of December 31, 2023, we had $131,577 million in total assets, compared with $112,516 million at December 31, 2022. The increase of $19,061 million was primarily due to the Acquisition of Foreign Investments and other acquisition activity during the year, partially offset by current year distributions related to the sale of a student housing asset from the prior year, a decrease in commercial properties resulting from fair value losses in our Office portfolio, property dispositions and foreign currency translation.

The following table presents the changes in investment properties from December 31, 2022 to December 31, 2023:

	Dec. 31, 2023
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$66,067	$2,518
Property acquisitions	2,543	829
Capital expenditures	732	1,326
Property dispositions(1)	(1,478)	(44)
Fair value (losses) gains, net	(1,410)	92
Foreign currency translation	646	80
Transfer between commercial properties and commercial developments	940	(940)
Acquisition of Foreign Investments(2)	11,286	1,408
Reclassifications to assets held for sale and other changes	(1,627)	(53)
Investment properties, end of year	$77,699	$5,216
(1)Property dispositions represent the carrying value on date of sale.
(2)See Note 32, Related Parties of our 2023 annual financial statements for further information on the Acquisition of Foreign Investments.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties increased from $66,067 million at the end of 2022 to $77,699 million at the end of the current year. The increase was primarily due to the Acquisition of Foreign Investments and other acquisition activity, a number of assets becoming operational in the current year, capital spend and the positive impact of foreign currency translation, partially offset by fair value losses, property dispositions, and the reclassification of assets to held for sale. Refer to Note 4, Investment Properties of our 2023 annual financial statements for further information.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $5,216 million at December 31, 2023, an increase of $2,698 million from the balance at December 31, 2022. The increase is driven by Acquisition of Foreign Investments and other acquisition activity, in addition to capital spend in our Office and LP investments, partially offset by two Office assets becoming operational in the current year. Refer to Note 4, Investment Properties of our annual 2023 financial statements for further information.

The following table presents the changes in our equity accounted investments from December 31, 2022 to December 31, 2023:

(US$ Millions)	Twelve Months Ended December 31, 2023
Equity accounted investments, beginning of year	$19,943
Additions	476
Disposals and return of capital distributions	(863)
Share of net earnings from equity accounted investments	(94)
Distributions received	(212)
Foreign currency translation	220
Reclassification (to)/from assets held for sale	(54)
Acquisition of Foreign Investments(1)	211
Other comprehensive income and other	(192)
Equity accounted investments, end of year	$19,435
(1)See Note 32, Related Parties of our 2023 annual financial statements for further information on the Acquisition of Foreign Investments.

Equity accounted investments decreased by $508 million since December 31, 2022. The decrease is primarily due to dispositions within our Retail and LP Investments, share of net losses within our Office investments, and distributions, partially offset by the Acquisition of Foreign Investments and other acquisition activity, and the positive impact of foreign currency translation. Refer to Note 6, Equity Accounted Investments of our annual 2023 financial statements for further information.

The following table presents a roll-forward of changes in property, plant and equipment from December 31, 2022 to December 31, 2023:

(US$ Millions)	Twelve Months Ended December 31, 2023
Cost:
Balance at the beginning of period	$9,050
Additions	540
Disposals	(169)
Foreign currency translation	153
Acquisition of Foreign Investments(1)	945
Impact of deconsolidation due to loss of control and other(2)	(33)
10,486
Accumulated fair value changes:
Balance at the beginning of period	1,376
Revaluation gains, net	647
Disposals	(37)
Foreign currency translation	45
Impact of deconsolidation due to loss of control and other(2)	(4)
2,027
Accumulated depreciation:
Balance at the beginning of period	(1,025)
Depreciation	(411)
Disposals	37
Foreign currency translation	(37)
Impact of deconsolidation due to loss of control and other(2)	8
(1,428)
Total property, plant and equipment(4)	$11,085
(1)See Note 32, Related Parties of our 2023 annual financial statements for further information on the Acquisition of Foreign Investments.
(2)The current year reflects the reclassification of a mixed-use asset out of assets held for sale, and the reclassification of a student housing asset to held for sale. The prior year includes the reclassification of a hospitality portfolio to held for sale.
(3)Revaluation gains, net includes revaluation gains of $704 million (December 31, 2022 - $727 million) recorded as revaluation surplus in the consolidated statements of comprehensive income. It also includes revaluation losses in excess of revaluation surplus of $57 million (December 31, 2022 - $93 million) recorded in other fair value changes in the consolidated statements of income.
(4)Includes right-of-use assets of $304 million (December 31, 2022 - $305 million).

Property, plant and equipment increased by $1,684 million since December 31, 2022, driven by to the acquisition of certain LP interests as a result of the Acquisition of Foreign Investments and acquisitions within our LP Investments, revaluation gains, and acquisition activity partially offset by depreciation and disposition activity. Refer to Note 8, Property, Plant And Equipment of our annual 2023 financial statements for further information. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

The following table presents a roll-forward of changes in assets held for sale from December 31, 2022 to December 31, 2023:

(US$ Millions)	Twelve Months Ended December 31, 2023
Balance, beginning of period	$576
Reclassification to assets held for sale, net	1,798
Disposals	(525)
Fair value adjustments	(67)
Foreign currency translation	1
Acquisition of Foreign Investments	47
Other	22
Balance, end of period	$1,852

As of December 31, 2023, assets held for sale included five office assets in the U.S., four malls in the U.S., two hotels in the U.S. and one logistics asset in the U.S as we intend to sell controlling interests in these assets to third parties in the next 12 months.

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2022	Debt obligation issuance, net of repayments	Debt from asset acquisitions	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Acquisition of Foreign Investments(1)	Other	Dec. 31, 2023
Debt obligations	$58,562	(1,304)	444	(372)	220	652	10,674	(164)	$68,712
(1)See Note 32, Related Parties of our 2023 annual financial statements for further information on the Acquisition of Foreign Investments.

Our debt obligations increased to $68,712 million as at December 31, 2023 from $58,562 million as at December 31, 2022. The increase was driven by the Acquisition of Foreign Investments, the positive impact of foreign currency translation, and debt from asset acquisitions partially offset by repayment of debt. Refer to Note 14, Debt Obligations of our annual 2023 financial statements for further information.

Total equity was $48,587 million at December 31, 2023, an increase of $6,850 million from the balance at December 31, 2022. The increase was primarily driven by equity issued as part of the Manager Reorganization, which contributed $5,770 million, and the Acquisition of Foreign Investments, which contributed $5,042 million, partially offset by the net loss and distributions during the period.

Interests of others in operating subsidiaries and properties was $25,332 million at December 31, 2023, an increase of $7,248 million from the balance at December 31, 2022, due to an increase resulting from the Acquisition of Foreign Investments and the positive impact of foreign currency translation, partially offset by dispositions since the prior year.

SUMMARY OF QUARTERLY RESULTS

	2023				2022
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$2,483	$2,433	$2,327	$2,240	$1,812	$1,756	$1,743	$2,054
Direct operating costs	1,124	1,129	1,077	1,096	753	753	729	758
Net (loss) income	(630)	(367)	(458)	(394)	(1,220)	4	520	1,692
Net (loss) income attributable to Unitholders	(293)	(177)	(531)	(232)	(1,196)	(38)	400	702

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

SEGMENT PERFORMANCE
    Our operations are organized into four operating segments which include Office, Retail, LP Investments and Corporate.

The following table presents NOI by segment:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Office(1)	$984	$1,033	$1,089
Retail(1)	1,005	1,011	936
LP Investments(1)	2,548	1,610	1,678
NOI(1)	$4,537	$3,654	$3,703
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 71. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 72.

The following table presents FFO by segment:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Office	$185	$325	$539
Retail	345	626	450
LP Investments	(98)	288	179
Corporate	(756)	(653)	(590)
FFO(1)	$(324)	$586	$578
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 71. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 72.

The following table presents CFFO by segment:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Office(1)	$258	$370	$584
Retail(1)	423	638	513
LP Investments(1)	(133)	226	209
Corporate(1)	(735)	(650)	(581)
CFFO(1)	$(187)	$584	$725
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 71. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 72.

The following table presents equity attributable to Unitholders by segment as of December 31, 2023 and 2022:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Office(1)	$12,103	$13,491
Retail(1)	15,908	15,230
LP Investments(1)	6,891	5,816
Corporate(1)	(12,346)	(11,583)
Equity attributable to Unitholders(1)	$22,556	$22,954
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 71. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 72.

Office

Overview
Our diversified Office portfolio consists of 72 million leasable square feet across 128 premier office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are irreplaceable assets in global gateway cities (“Core”), including 16 office and mixed-use complexes in cities such as New York and London. The balance of our Office portfolio consists Transitional and Development assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns. We focus on high-quality real estate assets in some of the best locations around the world because we have found that these outperform over very long periods of time and through economic cycles.

Summary of Operating Results
The following table presents NOI, FFO, CFFO and net (loss) income in our Office segment for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
NOI	$984	$1,033	$1,089
FFO	185	325	539
CFFO	258	370	584
Net (loss) income	(1,443)	(110)	1,485

NOI from our consolidated properties decreased to $984 million in 2023 from $1,033 million in 2022 primarily due to lease expirations and the deconsolidation of our BPREP-A investments in the prior year, partially offset by the positive impact of foreign currency translation.

NOI from our unconsolidated properties, which is calculated on a proportionate basis, increased to $734 million in 2023 from $475 million in 2022 due to higher lease termination income in the U.K and lease commencements since the prior year, partially offset by disposition activity.

FFO from our Office segment was $185 million for the year ended December 31, 2023 as compared to $325 million in 2022. This decrease was driven by higher interest expense due to increased interest rates on our variable debt obligations coupled with an increase in debt obligations as a result of financing activity in the U.S. and the U.K. as well as reduced fee revenue in the U.S. and Australia, partially offset by an increase in earnings from equity accounted investments related to revenue recognition from lease terminations.

CFFO from our Office segment for 2023 was $258 million as compared to $370 million in 2022. The decrease was primarily attributable to the movements discussed above, coupled with an increase in transaction costs and imputed interest in the U.S.

Net loss from our Office segment for 2023 was $(1,443) million compared to $(110) million in 2022. This decrease is due to fair value losses resulting from discount rate and capitalization rate expansion in certain regions and updated cash flow assumptions, partially offset by lower income taxes.

Key Operating Metrics
The following table presents key operating metrics for our Office portfolio for the years ended December 31, 2023 and 2022:

(US$ Millions, except where noted)	Consolidated		Unconsolidated
As at and for the years ended Dec. 31,	2023	2022	2023	2022
Total portfolio(1):
Number of properties	59	61	69	71
Leasable square feet (in thousands)(2)	42,807	45,520	29,207	30,227
Occupancy	84.1%	84.7%	87.9%	91.0%
(1)Included in our total portfolio are 64 Core properties located in 16 premier office and mixed-use complexes in key global markets which total approximately 35 million leasable square feet and are 95.1% occupied compared with 93.9% in the prior year.
(2)Includes leasable office, retail and multifamily square footage at our properties.

The following table presents changes in investment properties in the Office segment from December 31, 2022 to December 31, 2023:

	Dec. 31, 2023
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$22,129	$1,355
Capital expenditures	209	269
Property dispositions	(674)	(29)
Fair value gains, net	(1,400)	9
Foreign currency translation	227	21
Transfer between commercial properties and commercial developments	752	(752)
Reclassifications to assets held for sale	(1,049)	(14)
Investment properties, end of year	$20,194	$859

    Commercial properties totaled $20,194 million at December 31, 2023, compared to $22,129 million at December 31, 2022. This decrease was driven primarily driven by fair value losses during the period, the reclassification of properties to assets held for sale and disposition activity, partially offset by two assets becoming operational, the positive impact of foreign currency translation and incremental capital spend in the U.S., Canada and Australia.

Commercial developments decreased by $496 million between December 31, 2022 and December 31, 2023, primarily due to two assets becoming operational, partially offset by incremental capital expenditures in the U.K.

The following table presents changes in our partnership’s equity accounted investments in the Office segment from December 31, 2022 to December 31, 2023:

(US$ Millions)	Dec. 31, 2023
Equity accounted investment, beginning of year	$8,547
Additions	250
Disposals and return of capital distributions	(174)
Share of net income, including fair value (losses)	(434)
Distributions received	(112)
Foreign currency translation	176
Other comprehensive income and Other	(54)
Equity accounted investments, end of year	$8,199

Equity accounted investments decreased by $348 million to $8,199 million at December 31, 2023 compared to the prior year-end. The decrease was driven by a decrease in share of net earnings, disposition activity and distributions, partially offset by additions and the positive impact of foreign currency translation during the period.

Debt obligations decreased from $14,266 million at December 31, 2022 to $14,012 million at December 31, 2023. This decrease was primarily due to the repayment of debt as a result of disposition activity, partially offset by the impact of foreign currency translation.

Retail

Overview
Our Retail portfolio consists of 109 million square feet across 107 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

Summary of Operating Results
The following table presents NOI, FFO, CFFO and net income (loss) in our Retail segment for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
NOI	$1,005	$1,011	$936
FFO	345	626	450
CFFO	423	638	513
Net income (loss)	669	163	(147)

NOI from our consolidated properties was largely consistent. NOI remained largely unchanged at $1,005 million during the year ended December 31, 2023 compared to $1,011 million during the same period in the prior year.

NOI from our unconsolidated properties decreased to $741 million during the year ended December 31, 2023 from $752 million in 2022 due to the prior year including higher NOI from two malls which are now consolidated following the acquisition of incremental interests from our joint venture partner and increased operating expenses due to malls operating at full capacity, partially offset by increased overage and percentage rent in addition to higher occupancy.

    FFO earned in our Retail segment for the year ended December 31, 2023 was $345 million compared to $626 million in the prior year. The decrease is a result of higher interest expense as a result of the rising interest rate environment and lower share of income from our equity accounted investments, partially offset by increased earnings as a result of the retail business’ continued recovery.

CFFO in our Retail segment for the year ended December 31, 2023 was $423 million compared to $638 million in the prior year. The decrease was primarily attributable to the FFO movements discussed above, in addition to higher transaction costs.

Net income from our Retail segment was $669 million in 2023 compared to $163 million in 2022. The increase is attributable to fair value gains on our investment in a U.S. department store chain and higher share of net earnings from equity accounted investments resulting from updated market assumptions at our equity accounted investments.

Key Operating Metrics
The following table presents key operating metrics in our Retail portfolio for the years ended December 31, 2023 and 2022:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2023	2022	2023	2022
Total portfolio(1):
Number of malls and urban retail properties	54	57	50	52
Leasable square feet (in thousands)(2)	48,847	50,718	57,315	59,270
Leased %(2)	93.7%	93.7%	96.7%	96.0%
(1)Included in our total portfolio are 19 Core premier retail centers which total approximately 24 million leasable square feet and are 97.3% occupied compared with 96.6% in the prior year.
(2)Total Portfolio Leasable square feet represents total leasable area.

The following table presents changes in investment properties in the Retail segment from December 31, 2022 to December 31, 2023:

Dec. 31, 2023
(US$ Millions)	Commercial properties
Investment properties, beginning of year	$19,438
Property acquisitions	85
Capital expenditures	122
Property dispositions	(4)
Fair value losses, net	(82)
Transfer between commercial properties and commercial developments	40
Reclassifications to assets held for sale	(214)
Investment properties, end of year	$19,385

Commercial properties decreased by $53 million to $19,385 million, primarily due to the reclassification of two assets to held for sale and fair value losses, partially offset by capital spend and acquisition activity.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Retail segment for the year ended December 31, 2023:

(US$ Millions)	Dec. 31, 2023
Equity accounted investments, beginning of year	$9,674
Additions	64
Disposals and return of capital	(304)
Share of net earnings from equity accounted investments	269
Distributions	(16)
Reclassification to assets held for sale and other	(186)
Equity accounted investments, end of year	$9,501

Equity accounted investments decreased by $173 million to $9,501 million, primarily due to disposals, partially offset by share of net earnings from equity accounted investments and additions.

Debt obligations decreased by $256 million to $12,578 million, due to paydowns of asset-level and term debt.

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
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

◦A 31% interest in BSREP I, which is in its 12th year since initial closing, fully invested and is executing realizations

◦A 26% interest in BSREP II, which is in its 9th year since initial closing, fully invested and is executing realization

◦A 8% interest in BSREP III, which is in its 7th year since initial closing

◦A 23% interest in BSREP IV, which is in its 3rd year since initial closing

•A blended 30% interest in two value-add multifamily funds targeting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 33% interest in a series of real estate debt funds which seek to invest in commercial real estate debt secured by properties in strategic locations.

While our economic interest in these funds is less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I, BSREP II, and BSREP IV held through the LP Investments as Brookfield Asset Management’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our 7% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

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

    The following table presents NOI, FFO, CFFO and net (loss) income in our LP Investments segment for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
NOI	$2,548	$1,610	$1,678
FFO	(98)	288	179
CFFO	(133)	226	209
Net (loss) income	(610)	1,318	2,689

    NOI in our LP Investments segment increased by $938 million for the year ended December 31, 2023 resulting from the Manager Reorganization and the Acquisition of Foreign Investments, which contributed Commercial Property NOI of $806 million and Hospitality NOI of $98 million. This was partially offset by disposition activity in the period.

FFO in our LP Investments segment decreased by $386 million for the year ended December 31, 2023 primarily driven by increased costs associated with the acquisition of certain LP interests as a result of the Manager Reorganization and Acquisition of Foreign Investments which reduced FFO by $189 million and $62 million, respectively, and disposition activity, partially offset by higher revenues as a result of these transactions.

CFFO from our LP Investments segment decreased by $359 million for the year ended December 31, 2023, for the reasons discussed above.
    Net income from our LP Investments segment decreased by $1,928 million for the year ended December 31, 2023, primarily due to the reasons discussed above, as well as updated valuation metrics and leasing assumptions in select opportunistic office, logistics, mixed-use and student housing assets. We also had gains recognized on a conditional acquisition of office assets in India in 2022, that closed in the current year. These gains were partially offset by fair value losses from updated valuation metrics at office assets in Germany, the U.K and Belgium and leasing assumptions in select office assets in the U.S. In addition, lower net income in the current year was also the result of higher depreciation and amortization expense from hospitality assets acquired as a result of the reorganization of certain LP interests in connection with the Manager Reorganization and Acquisition of Foreign Investments, partially offset by increased share of net earnings from equity accounted investments and lower income taxes as a result of lower taxable income.

Corporate
Certain amounts are allocated to our Corporate segment in our management reports as those activities are not used to evaluate our segments’ operating performance.

Summary of Operating Results
The following table presents FFO, CFFO and net loss in our Corporate segment for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
FFO	$(756)	$(653)	$(590)
CFFO	(735)	(650)	(581)
Net loss	(465)	(375)	(528)

FFO was a loss of $756 million for the year ended December 31, 2023 compared to a loss of $653 million in the prior year. Corporate FFO includes interest expense and general and administrative expense.

Investment and other revenue increased by $243 million due to higher fee revenue of $222 million resulting from the reorganization of certain Corporate interests as a result of the Manager Reorganization.

Interest expense for the year ended December 31, 2023 was $395 million (2022 - $300 million), which reflects $101 million (2022 - $99 million) of interest expense on capital securities and $294 million (2022 - $201 million) of interest expense on our credit facilities and corporate bonds.

Another component of FFO is general and administrative expense, which for the year ended December 31, 2023, was $542 million (2022 - $277 million), and includes $195 million (2022 - $223 million) of asset management fees and $347 million (2022 - $54 million) of other corporate costs. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of CanHoldco and (b) any fees payable by us in connection with our commitment to private real estate funds of any Service Providers but for the election by us for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable).

In 2023, income tax benefit allocated to the Corporate segment was $203 million (2022 - income tax expense of $20 million and 2021 - expense of $101 million) primarily due to changes in pre-tax book income and restructuring of certain subsidiaries.

On July 26, 2021, Brookfield Corporation completed the acquisition of all LP Units and Exchange LP Units that it did not previously own. The Privatization was accounted for by the partnership as a redemption of LP Units, Exchange LP Units and BPYU Units for cash, as well as a reallocation of equity among non-controlling interests, LP Units, Redeemable/Exchangeable Partnership Units of the Operating Partnership, Exchange LP Units, and BPYU Units. The cash consideration was funded by Brookfield Corporation in exchange for Canholdco Non-Voting Common Shares which is accounted for as a non-controlling interest by BPY, Redeemable/Exchangeable Partnership Units and newly issued preferred units of Brookfield Property Preferred L.P. with a liquidation preference of $25.00 per unit. The Canholdco Non-Voting Common Shares issued to Brookfield Corporation contributed to an increase in the non-controlling interest in the Corporate segment. As of December 31, 2023, the carrying value of the Canholdco Non-Voting Common Shares was $1.4 billion compared to $1.8 billion at December 31, 2022. Refer to Note 3, Privatization of the Partnership of our annual 2023 financial statements for further information.

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through the Manager, by way of a plan of arrangement. The transaction resulted in the division of Brookfield into two publicly traded companies – the Manager under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests in several real estate funds and other investment interests from Brookfield Corporation for net consideration of $2,475 million through the issuance of CanHoldco Class D Junior Preferred Shares to Brookfield Corporation.

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

Government and government agencies comprise 5.1% of our Office segment tenant base and, as at December 31, 2023, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Office portfolio and their respective credit ratings and exposure as at December 31, 2023:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	Not Rated	5.1%
Morgan Stanley	NY/London/Toronto	A+	2.6%
CIBC World Markets(3)	Calgary/Toronto/NY	AA	2.0%
Suncor Energy	Calgary/Houston	BBB+	1.9%
EY	NY/Denver/London/Dubai	Not Rated	1.4%
Clifford Chance	London/Dubai	Not Rated	1.4%
Cenovus	Calgary	BBB	1.4%
Barclays	London/Calgary	A+	1.4%
Royal Bank of Canada	Various	AA+	1.4%
Amazon	NY/London	AA	1.3%
Total			19.9%
(1)From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2)Exposure is a percentage of total leasable square feet.
(3)CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 800,000 square feet to PricewaterhouseCoopers LLP, 100,000 square feet to Sumitomo Corporation of America, and over 100,000 square feet to multiple smaller tenants.

The following list reflects the largest tenants in our Retail portfolio as at December 31, 2023. The largest ten tenants in our portfolio accounted for approximately 19% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
LVMH	Louis Vuitton, Sephora, Fendi, Bulgari, Dior, Tag Heuer	3.5%
Foot Locker, Inc	Footlocker, Champs Sports, Footaction USA, House of Hoops	2.7%
Victoria's Secret & Co	Victoria's Secret, PINK	2.5%
The Gap, Inc	Gap, Banana Republic, Old Navy, Athleta	1.7%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.7%
American Eagle Outfitters, Inc	American Eagle Outfitters, Aerie	1.6%
Luxottica Group S.P.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.4%
Abercrombie & Fitch Stores, Inc	Abercrombie, Abercrombie & Fitch, Hollister	1.3%
Tapestry, Inc	Coach, Kate Spade New York, Stuart Weitzman	1.3%
Express, Inc	Express, Express Men, Express Factory, Express Edit	1.3%
Total		19.0%
(1)Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 10.9% of our Office and Retail leases mature annually up to 2028. Our Office and Retail leases have a weighted average remaining lease life of approximately 7 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our Office and Retail portfolios at December 31, 2023, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2024	2025	2026	2027	2028	2029	2030	2031 and	Total
									Beyond
Office	10,343	2,782	3,377	4,698	3,783	6,878	3,956	4,478	31,719	72,014
Expiring %	14.4%	3.9%	4.7%	6.5%	5.3%	9.6%	5.5%	6.2%	43.9%	100.0%
Retail(1)	2,373	6,644	6,494	6,081	6,324	4,971	4,138	2,312	8,789	48,126
Expiring %	4.9%	13.8%	13.5%	12.6%	13.1%	10.3%	8.6%	4.8%	18.4%	100.0%
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

A number of our assets are interest rate sensitive: increases in long-term interest rates will, absent all else, increase the partnership’s interest rate expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of the properties we acquire to the extent that we utilize leverage for those acquisitions and may result in a reduction in the acquisition price to the extent we reduce the amount we offer to pay for properties to a price that sellers may not accept. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

Approximately 49% of our outstanding debt obligations at December 31, 2023 are floating rate debt compared to 62% at December 31, 2022. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $336 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $97 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. Refer to Note 31, Financial Instruments in our annual 2023 financial statements for further information.

At December 31, 2023, our consolidated debt to capitalization was 57% (December 31, 2022 – 57%). Capitalization includes debt obligations, capital securities and total equity. It is our view this level of indebtedness remains appropriate given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the year ended December 31, 2023, approximately 37% of our assets and 35% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

The following table shows the impact of a 10% change in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2023
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	(423)	$32	$—
Australian Dollar	A$	1,195	(81)	—
British Pound		£4,162	(530)	—
Euro		€1,322	(146)	—
Brazilian Real	R$	710	(15)	—
Indian Rupee	Rs	342	—	—
Chinese Yuan	C¥	310	(4)	—
South Korean Won	₩	315	—	—
United Arab Emirates Dirham	AED	402	(11)	—
Total			$(755)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2022
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	142	$(11)	$—
Australian Dollar	A$	1,560	(106)	—
British Pound		£4,059	(490)	—
Euro		€690	(74)	—
Brazilian Real	R$	3,129	(60)	—
Indian Rupee	Rs	33,212	(40)	—
Chinese Yuan	C¥	2,554	(37)	—
South Korean Won	₩	417,865	(33)	—
United Arab Emirates Dirham	AED	1,287	(35)	—
Total			$(886)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2021
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	339	$(27)	$—
Australian Dollar	A$	1,708	(124)	—
British Pound		£6,375	(863)	—
Euro		€1,297	(147)	—
Brazilian Real	R$	745	(13)	—
Indian Rupee	Rs	617	(1)	—
Chinese Yuan	C¥	730	(11)	—
Korean Won	₩	289,443	(24)	—
United Arab Emirates Dirham	AED	342	(9)	—
Czech Koruna	CZK	5	—	—
Hungarian Forint	HUF	5	—	—
Total			$(1,219)	$—
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

Canadian Overnight Repo Rate Average (“CORRA”) will replace Canadian Dollar Offered Rate (“CDOR”) effective June 30, 2024. The partnership is progressing through its transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of CDOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption is not expected to have significant impact on the partnership’s financial reporting.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Refer to Note 31, Financial Instruments in our annual 2023 financial statements for a detailed description of our financial risk exposure, risk management activities, and further information on derivative instruments at December 31, 2023.

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

    In connection with the Privatization, Brookfield Corporation’s ownership interest in the partnership was restructured, including the issuance of Canholdco Non-Voting Common Shares to Brookfield Corporation and the management fee structure was amended. Refer to Note 3, Privatization of the Partnership and Note 32, Related Parties, respectively, of our annual 2023 Financial Statements for further information.

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through the Manager, by way of a plan of arrangement. The transaction resulted in the division of Brookfield into two publicly traded companies – the Manager under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests in several real estate funds and other investment interests from Brookfield Corporation (“Manager Reorganization”) for net consideration of $2,475 million through the issuance of CanHoldco Class D Junior Preferred Shares to Brookfield Corporation. The LP interests and other investment interests acquisitions were accounted for as a business acquisition under common control, as discussed in Note 2, Material Accounting Policies of our annual 2023 financial statements, the partnership records assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity.

On January 1, 2023, we acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of Brookfield Corporation for consideration of $588 million through the issuance of a non-interest bearing note. In February 2023, there was a $530 million capital call in respect to BSREP IV U.S. and foreign investments. We repaid the non-interest bearing note and funded the capital call through the issuance of LP Units, Special LP Units and REUs to Brookfield Corporation. Brookfield Corporation retained an identical indirect economic interest in the BSREP IV investment before and after the transaction.

In May 2023, there was a $507 million capital call in respect to BSREP IV’s investments. We funded the capital call through the issuance of LP Units, Special LP Units and REUs to Brookfield Corporation.

In June 2023, we sold partial interests in six Office assets to Brookfield Reinsurance Ltd (“BNRE”), which include partial interests in three assets in the U.S. for net proceeds of approximately $306 million and three assets in Canada for net proceeds of approximately C$405 million ($306 million).

In August 2023, in a series of related transactions we issued $1.6 billion of mandatory convertible non-voting preferred shares which are now held by a wholly-owned subsidiary of BNRE, as part of the capitalization of Brookfield’s insurance business. Upon conversion, it is expected that BNRE will assume a partial interest in our LP interest in BSREP IV. We will continue to consolidate its LP interest in BSREP IV until conversion, as our contractual rights and exposure to variable returns to BSREP IV and its underlying investments remains unchanged. We received $1.6 billion in notes receivable as consideration in these transactions. There were two capital calls in September and December of $263 million and $101 million, respectively, in respect to BSREP IV investments which were funded by the partial paydown of the note receivable.

CRITICAL ACCOUNTING POLICIES AND JUDGMENTS
Please refer to Note 2(v), Material Accounting Policies - Critical judgments and estimates in applying accounting policies of our annual 2023 financial statements for further information.

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

•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of BSREP III FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation as these are dependent on realization events such as dispositions instead of the underlying operating performance of the investments within BSREP III.

•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.

•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 72.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 73 as we believe net income is the most comparable measure.

    In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 73.

Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally.

Reconciliation of Non-IFRS Measures
As described in the “Non-IFRS Financial Measures” section on page 71, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

    The following table reconciles net income to NOI for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Net (loss) income	$(1,849)	$996	$3,499
Add (deduct):
Income tax (benefit) expense	(419)	281	490
Investment and other revenue	(960)	(1,005)	(864)
Interest expense	4,823	2,683	2,593
Depreciation and amortization expense(1)	440	287	308
Investment and other expense	304	328	294
General and administrative expense	1,404	930	924
Fair value losses (gains), net	673	(20)	(2,521)
Share of net loss (earnings) from equity accounted investments	121	(826)	(1,020)
Total NOI(1)	$4,537	$3,654	$3,703

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Commercial property revenue	$5,929	$4,849	$5,163
Direct commercial property expense	(2,336)	(1,852)	(1,931)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	50	29	39
Commercial property NOI(1)	3,643	3,026	3,271
Hospitality revenue	2,594	1,511	1,073
Direct hospitality expense	(2,090)	(1,141)	(910)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	390	258	269
Hospitality NOI(1)	894	628	432
Total NOI(1)	$4,537	$3,654	$3,703
(1)As described in the “Non-IFRS Financial Measures” section on page 71, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net income to FFO and CFFO for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Net (loss) income	$(1,849)	$996	$3,499
Add (deduct):
Fair value losses (gains), net	673	(20)	(2,521)
Share of equity accounted fair value losses (gains), net	765	(120)	(404)
Depreciation and amortization of real-estate assets(1)	320	190	203
Income tax expense	(419)	281	490
Non-controlling interests in above items	186	(741)	(689)
FFO	$(324)	$586	$578
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	57	57	58
Transaction costs, net(2)	120	4	110
Gains (losses) associated with non-investment properties, net(2)	(4)	—	—
Imputed interest(3)	38	16	16
BSREP III earnings(4)	(74)	(79)	(37)
CFFO	$(187)	$584	$725
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(4)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the CFFO.

Reconciliation of Non-IFRS Measures – Office
The following table reconciles Office net (loss) income to NOI for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Net (loss) income	$(1,443)	$(110)	$1,485
Add (deduct):
Income tax (benefit) expense	(188)	97	(65)
Investment and other revenue	(168)	(346)	(280)
Interest expense	896	723	570
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	12	12	15
Investment and other expense	45	125	109
General and administrative expense	251	257	256
Fair value losses (gains), net	1,145	825	(357)
Share of net losses (earnings) from equity accounted investments	434	(550)	(644)
Total NOI – Office(1)	$984	$1,033	$1,089
(1)     As described in the “Non-IFRS Financial Measures” section on page 71, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Office segment are presented below:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Commercial property revenue	$1,803	$1,842	$1,909
Hospitality revenue(1)	27	22	9
Direct commercial property expense	(832)	(820)	(829)
Direct hospitality expense(1)	(26)	(23)	(15)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	12	12	15
Total NOI – Office(2)(3)	$984	$1,033	$1,089
(1)Hospitality revenue and Direct hospitality expense within our Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.
(2)As described in the “Non-IFRS Financial Measures” section on page 71, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(3)Included in our total Office portfolio are 64 Core properties located in 16 premier office and mixed-use complexes in key global markets, which generated consolidated NOI of $436 million for the year ended December 31, 2023 (2022 - $443 million, 2021 - $451 million). On a look-through basis, same-property NOI for these assets grew by 10%. See footnote 1 in Share of net earnings from equity accounted investments below for detail on NOI from unconsolidated Core properties.

The following table reconciles Office net (loss) income to FFO and CFFO for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Net (loss) income	$(1,443)	$(110)	$1,485
Add (deduct):
Fair value losses (gains), net	1,145	825	(357)
Share of equity accounted fair value losses (gains), net	799	(307)	(315)
Depreciation and amortization of real estate assets(1)	4	5	5
Income tax (benefit) expense	(188)	97	(65)
Non-controlling interests in above items	(132)	(185)	(214)
FFO	$185	$325	$539
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	11	16	12
Transaction costs, net(2)	27	13	17
Imputed interest(3)	35	16	16
CFFO	$258	$370	$584
(1)     Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)     Presented net of non-controlling interests.
(3)     Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

The following table reconciles Office share of net earnings from equity accounted investments for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Unconsolidated properties NOI(1)	$734	$475	$469
Unconsolidated properties fair value (losses) gains, net and income tax expense	(799)	307	315
Other(2)	(369)	(232)	(140)
Share of net earnings from equity accounted investments	$(434)	$550	$644
(1)Included in our total Office portfolio are 64 Core properties located in 16 premier office and mixed-use complexes in key global markets, which generated unconsolidated NOI of $489 million for the year ended December 31, 2023 (2022 - $324 million, 2021 - $304 million). On a look-through basis, same-property NOI for these assets grew by 10%. See footnote 3 in the key components of NOI above for detail on NOI from consolidated Core properties.
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures – Retail
The following table reconciles Retail net income (loss) to NOI for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Net income (loss)	$669	$163	$(147)
Add (deduct):
Income tax expense (benefit)	8	38	(2)
Investment and other revenue	(129)	(155)	(138)
Interest expense	810	660	649
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	18	20	22
General and administrative expense	234	217	214
Fair value (losses) gains, net	(336)	302	810
Share of net earnings (losses) from equity accounted investments	(269)	(234)	(472)
Total NOI – Retail(1)	$1,005	$1,011	$936
(1)     As described in the “Non-IFRS Financial Measures” section on page 71, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Retail segment are presented below:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Commercial property revenue	$1,430	$1,402	$1,372
Direct commercial property expense	(443)	(411)	(458)
Add: Depreciation and amortization included in direct commercial property expense(1)	18	20	22
Total NOI – Retail(1)(2)	$1,005	$1,011	$936
(1)As described in the “Non-IFRS Financial Measures” section on page 71, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Included in our total portfolio are 19 Core premier retail centers which generated consolidated NOI of $330 million for the year ended December 31, 2023 (2022 - $330 million, 2021 - $290 million). On a look-through basis, same-property NOI for these assets grew by 2% compared to prior year. See footnote 1 in Share of net earnings from equity accounted investments on Page 76 below for detail on NOI from unconsolidated Core properties.

The following table reconciles Retail net income (loss) to FFO and CFFO for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Net income (loss)	$669	$163	$(147)
Add (deduct):
Fair value (losses) gains, net	(336)	302	810
Share of equity accounted fair value losses (gains), net	23	175	(153)
Income tax expense (benefit)	8	38	(2)
Non-controlling interests in above items	(19)	(52)	(58)
FFO	$345	$626	$450
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	16	18	22
Transaction costs, net(2)	66	(6)	41
(Gains)/losses associated with non-investment properties, net(2)	(4)	—	—
Imputed interest	—	—	—
CFFO	$423	$638	$513
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

The following table reconciles Retail share of net earnings (losses) from equity accounted investments for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Unconsolidated properties NOI(1)	$741	$752	$678
Unconsolidated properties fair value (losses) gains, net and income tax expense	(23)	(175)	153
Other(2)	(449)	(343)	(359)
Share of net earnings from equity accounted investments	$269	$234	$472
(1)Included in our total portfolio are 19 Core premier retail centers which generated consolidated NOI of $319 million for the year ended December 31, 2023 (2022 - $308 million, 2021 - $265 million). On a look-through basis, same-property NOI for these assets grew by 2% compared to prior year. See footnote 3 in key components of NOI on Page 75 above for detail on NOI from consolidated Core properties.
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures - LP Investments
    The following table reconciles LP Investments net income to NOI for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Net (loss) income	$(610)	$1,318	$2,689
Add (deduct):
Income tax (benefit) expense	(36)	126	456
Investment and other revenue	(415)	(499)	(441)
Interest expense	2,722	1,000	1,069
Depreciation and amortization on non-real estate assets(2)	410	255	271
Investment and other expense	259	203	185
General and administrative expense	377	179	208
Fair value (gains), net	(115)	(930)	(2,855)
Share of net (earnings) losses from equity accounted investments	(44)	(42)	96
Total NOI - LP Investments(1)	$2,548	$1,610	$1,678
(1)As described in the “Non-IFRS Financial Measures” section on page 71, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our LP Investments segment are presented below:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Commercial property revenue	$2,696	$1,605	$1,882
Hospitality revenue	2,567	1,489	1,064
Direct commercial property expense	(1,061)	(621)	(644)
Direct hospitality expense	(2,064)	(1,118)	(895)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	410	255	271
Total NOI(1)	$2,548	$1,610	$1,678
(1)As described in the “Non-IFRS Financial Measures” section on page 71, commercial property NOI and hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles LP Investments net income to FFO and CFFO for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Net (loss) income	$(610)	$1,318	$2,689
Add (deduct):
Fair value (gains), net	(115)	(930)	(2,855)
Share of equity accounted fair value losses, net	(57)	12	64
Depreciation and amortization of real estate assets(1)	316	185	198
Income tax (benefit) expense	(36)	126	456
Non-controlling interests in above items	404	(423)	(373)
FFO	$(98)	$288	$179
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	25	23	24
Transaction costs, net(2)	11	(6)	43
Imputed interest(3)	3	—	—
BSREP III earnings(4)	(74)	(79)	(37)
CFFO	$(133)	$226	$209
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(4)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the CFFO.

Reconciliation of Non-IFRS Measures – Corporate
    The following table reconciles Corporate net (loss) income to net loss attributable to Unitholders for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Net (loss)	$(465)	$(375)	$(528)
Net (loss) income attributable to non-controlling interests	(168)	(25)	63
Net loss attributable to Unitholders	$(297)	$(350)	$(591)

    The following table reconciles Corporate net loss to FFO and CFFO for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Net (loss)	$(465)	$(375)	$(528)
Add (deduct):
Fair value (gains), net	(21)	(217)	(119)
Income tax (benefit) expense	(203)	20	101
Non-controlling interests in above items	(67)	(81)	(44)
FFO	$(756)	$(653)	$(590)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	5	—	—
Transaction costs, net(1)	16	3	9
CFFO	$(735)	$(650)	$(581)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

5.B.    LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. At December 31, 2023, capital totaled $120 billion compared to $103 billion at December 31, 2022.

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

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows. We anticipate certain planned divestitures may be delayed but do not anticipate execution risk that would have a material impact to our cash flows.

We expect to be able to refinance the majority of debt obligations maturing in the near term or to exercise contractual extension options thereon. In certain instances we plan to seek certain modifications to mortgages, including lease restructuring approvals and technical default waivers, and potentially interest deferrals on such loans until the property has reopened. Certain development assets with construction facilities in place will require development waivers subject to a protracted work stoppage.

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

    The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Office	Retail	LP Investments	Total
2024	$7,354	$4,824	$10,311	$22,489
2025	1,349	2,240	6,482	10,071
2026	2,494	285	1,619	4,398
2027	937	555	2,736	4,228
2028	285	729	871	1,885
2028 and thereafter	1,271	489	3,811	5,571
Deferred financing costs	(54)	(31)	(178)	(263)
Secured debt obligations(1)	$13,636	$9,091	$25,652	$48,379
(1)The figures above do not consider available extension options. For the debt obligations maturing in the remainder of 2024 and 2025, debt obligations of $4,271 million, $1,395 million and $11,237 million for Office, Retail and LP Investments, respectively, had extension options.

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2024 to 2025, however, excluding debt obligations on assets in receivership, we have suspended contractual payment on approximately 1% of our non-recourse mortgages and are currently engaging in modification or restructuring discussions with the respective creditors. We are generally seeking relief given the circumstances resulting from the current economic slowdown, and may or may not be successful with these negotiations. If we are unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in compliance with substantially all such covenants at December 31, 2023. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership. Summaries of our debt profile for each of our segments are included elsewhere in this Form 20-F.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. These balances may fluctuate as a result of timing differences relating to financing and investing activities for the year ended December 31, 2023, our operating cash flow was $(670) million, cash flow from investing activities was $(2,981) million and cash flow from financing activities was $1,943 million. The consolidated cash balance at December 31, 2023 was $2,341 million.

In 2023, the partnership funded the gap between its distributions and cash flow from operating activities through sale of partial interests in six office assets to BNRE and an office asset in Brazil. We also had LP Investment sales within BSREP I and BSREP II, consisting of a hospitality join venture and manufactured housing sub-portfolio, as these limited-life funds have reached the realization stage of their respective lifecycles. These dispositions generated approximately $1.4 billion of net cash inflows and meaningful returns on capital.

In 2022, the partnership funded the gap between its distributions and cash flow from operating activities through several LP Investment portfolio sales within BSREP I and BSREP II, consisting of a triple net lease, hospitality and student housing portfolio, generating approximately $1.7 billion of net cash inflows and meaningful returns on capital.

SUBSIDIARY PUBLIC ISSUERS
Brookfield Property Split Corp. (“BOP Split”) was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in Brookfield Office Properties Inc. (“BPO”) common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preference Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the Toronto Stock Exchange (“TSX”) and began trading on June 11, 2014. All preferred shares issued by BOP Split are retractable by the holders at any time for cash. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 ─ Continuous Disclosure Obligations providing for an exemption for certain credit support issuers.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preference Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively. The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

In connection with the Privatization (refer to Note 3, Privatization of the Partnership of our annual 2023 financial statements for further information), the partnership formed a subsidiary, Brookfield Property Preferred L.P. (“New LP”), to issue preferred securities (“New LP Preferred Units”). The partnership and certain of its related entities have agreed to guarantee the securities issued by this entity.

The following tables provide consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc., New LP and the holding entities:

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
Year ended December 31, 2023
Revenue	$—	$33	$255	$116	$219	$671	$598	$7,591	$9,483
Net (loss) income attributable to unitholders(1)	(442)	(1,000)	(1,136)	(38)	177	(1,233)	564	1,875	(1,233)

Year ended December 31, 2022
Revenue	$—	$28	$224	$102	$203	$844	$432	$5,532	$7,365
Net (loss) income attributable to unitholders(1)	(47)	(62)	(687)	141	161	(132)	450	44	(132)

Year ended December 31, 2021
Revenue	$—	$909	$293	$91	$85	$645	$290	$4,787	$7,100
Net income (loss) attributable to unitholders(1)	547	1,767	552	(9)	67	1,276	279	(3,203)	1,276
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPYU Units.
(2)Includes the Operating Partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
As of Dec. 31, 2023
Current assets	$—	$428	$187	$—	$2,369	$2,952	$3,415	$1,124	$(3,286)	$7,189
Non-current assets	8,809	6,458	13,771	—	6	—	33,222	2,506	57,764	122,536
Assets held for sale	—	—	—	—	—	—	—	—	1,852	1,852
Current liabilities	—	1,485	1,293	—	834	—	7,926	776	22,884	35,198
Non-current liabilities	—	15	2,631	—	1,432	659	4,734	483	37,781	47,735
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	57	57
Preferred equity	699	3,728	—	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,458	—	—	—	—	—	22,874	25,332
Equity attributable to unitholders(1)	$8,110	$1,658	$7,576	$—	$109	$2,293	$23,255	$2,371	$(22,816)	$22,556

As of Dec. 31, 2022
Current assets	$—	$442	$1,058	$—	$2,146	$2,952	$5,792	$191	$(6,071)	$6,510
Non-current assets	8,946	9,756	16,205	—	190	—	31,158	2,352	36,823	105,430
Assets held for sale	—	—	—	—	—	—	—	—	576	576
Current liabilities	—	2,606	3,372	—	721	—	6,969	1,230	9,283	24,181
Non-current liabilities	—	15	1,977	—	1,475	659	5,603	202	36,667	46,598
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	—	—
Preferred equity	699	3,430	—	—	—	—	722	—	(4,152)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	—	—	—	15,800	18,084
Equity attributable to unitholders(1)	$8,247	$4,147	$9,630	$—	$140	$2,293	$23,656	$1,111	$(26,270)	$22,954
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPYU Units.
(2)Includes the Operating Partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
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

Pursuant to Rule 13-01 of the SEC’s Regulation S-X, the following tables provides combined summarized financial information of New LP and New LP guarantor entities.

Total revenue of the partnership for the twelve months ended December 31, 2023 was $9,483 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) For the twelve months ended Dec. 31, 2023	Combined Guarantor entities
Revenue	$2
Revenue - from related parties	7
Revenue - from non-guarantor subsidiaries	385
Dividend income - from non-guarantor subsidiaries	854
Operating profit	541
Net income	549

Total assets of the partnership for the period ended December 31, 2023 were $131,577 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) As at Dec. 31, 2023	Combined Guarantor entities
Current assets	$108
Current assets - due from related parties	881
Current assets - due from non-guarantor subsidiaries	5,907
Long-term assets	30
Long-term assets - due from related parties	85
Current liabilities	429
Current liabilities - due to related parties	421
Current liabilities - due to non-guarantor subsidiaries	6,669
Long-term liabilities	2,949
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	2,325
Non-controlling interests	4,062

 5.C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

 5.D.    TREND INFORMATION

We seek to increase the cash flows from our office and retail property activities through continued leasing activity. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. However, these cash flows could be impacted by inflationary pressures, rising interest rates, changes in tenant use of office space and changes in consumer tastes and buying patterns at our retail properties. Our belief is we own the highest quality, best-located buildings that continue to be in high demand which will continue to create opportunities for our partnership to increase its occupancy levels, lease rates and cash flows. These beliefs are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements”.

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

Given the small amount of new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

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

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation
Jeffrey M. Blidner Toronto, Canada	75	Director	Vice Chairman of Brookfield Corporation
Stephen DeNardo(2) Stamford, United States	70	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Brian W. Kingston New York City, United States	50	Director	Managing Partner of Brookfield Corporation and Chief Executive Officer of Brookfield’s Real Estate Property Group
Louis Joseph Maroun(2) Warwick, Bermuda	73	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation and Summit Industrial Income REIT
Lars Rodert(2) Stockholm, Sweden	62	Lead Independent Director, Director	Founder and Chief Executive Officer of ÖstVäst Capital Management
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

Louis Joseph Maroun. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, the Chairman of Summit Industrial Income REIT, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun also is on the board of directors of Brookfield Renewable Partners L.P. In addition, Mr. Maroun is Chairman of Sigma Capital Corporation. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology. Mr. Maroun also pursued a series of postgraduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he sits on the university’s Business Advisory Board. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.

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

Our Management

The Service Providers provide management services to us pursuant to our Master Services Agreement. Brookfield has built its property business through the integration of formative portfolio acquisitions and single asset transactions over several decades and throughout all phases of the real estate investment cycle. The Service Providers’ investment and asset management professionals are complemented by the depth of real estate investment and operational expertise throughout our operating entities which specialize in office, retail, multifamily, logistics, hospitality, mixed-use and alternative real estate generating significant and stable operating cash flows. Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Providers’ obligations to provide us with management services under our Master Services Agreement.

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Brian W. Kingston	50	26	23	Chief Executive Officer
Bryan K. Davis	50	28	25	Chief Financial Officer

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

 6.B.    COMPENSATION

The BPY General Partner pays each of its directors $125,000 per year for serving on its board of directors and various board committees. The BPY General Partner pays the chair of the audit committee an additional $20,000 per year and pays the other members of the audit committee an additional $10,000 per year for serving in such positions. The BPY General Partner also pays the lead independent director an additional $10,000 per year. Additionally, effective January 1, 2024, in recognition of the logistical challenges that some directors experience when travelling to attend board meetings in Bermuda, all directors who do not ordinarily reside in Bermuda, Toronto or the East Coast of the United States receive an annual long distance travel stipend of $15,000, in addition to the reimbursement of expenses incurred in attending meetings.

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

6.F.    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not Applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.    MAJOR SHAREHOLDERS

As of March 1, 2024, there are 327,692,103 LP Units of our company outstanding, all of which were beneficially owned, directly or indirectly, by Brookfield Corporation.

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

Brookfield Asset Management is a leading global alternative asset manager with over $900 billion of assets under management across renewable power and transition, infrastructure, private equity, real estate and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.

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

In August 2023, in a series of related transactions the partnership issued $1.6 billion of mandatory convertible non-voting preferred shares that are now held by a wholly-owned subsidiary of BNRE, as part of the capitalization of Brookfield’s insurance business. Upon conversion, it is expected that BNRE will assume a partial interest in the partnership’s LP interest in BSREP IV. The partnership will continue to consolidate its LP interest in BSREP IV until conversion, as its contractual rights and exposure to variable returns to BSREP IV and its underlying investments remains unchanged. The partnership received $1.6 billion in notes as consideration in these transactions. There were two capital calls in September and December of $263 million and $101 million, respectively, in respect to BSREP IV investments which were funded by the partial paydown of the note receivable.

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

General Partner Distributions

Pursuant to our limited partnership agreement, the BPY General Partner is entitled to receive a general partner distribution equal to 0.04% of the total distributions of our company.

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

In addition, we have begun a program of asset dispositions which includes asset sales to other Brookfield advisory clients. Such program is expected to continue for the foreseeable future. The terms of such dispositions are determined by Brookfield in its sole discretion, and Brookfield will generally not seek consent for these transactions unless required to do so under the Advisers Act or as otherwise determined appropriate in Brookfield’s discretion. Such transactions may, but are not required to be, carried out on market terms.

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

The following is a summary of certain provisions of our Master Services Agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Our Master Services Agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca and is available to our unitholders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Additional Information - Documents on Display”.

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

Management Fee

Pursuant to our Master Services Agreement, we currently pay a management fee to the Service Providers equal to the sum of (a) 1.05% of the sum of the following amounts, if any, calculated by the Managing General Partner, acting reasonably, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for Office, Retail and the Corporate segments of the business of BPY; and (ii) the carrying value of the outstanding non-voting common shares of CanHoldco and (b) any fees payable by us in connection with our commitment to private real estate funds of any Service Providers but for the election by us for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable). For any quarter in which the BPY General Partner determines that there is insufficient available cash to pay the management fee as well as the next regular distribution on our units, the Service Recipients may elect to pay all or a portion of the management fee in our units or Redemption-Exchange Units, subject to certain conditions.

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

OTHER RELATED PARTY TRANSACTIONS

    From time to time, Brookfield may place funds on deposit with us, on terms approved by our board of directors. Any deposit balance is due on demand and interest paid on such deposits is at market terms. At December 31, 2023, our deposit balance with Brookfield was $352 million (2022 - nil) and incurred interest of approximately $70 million for year ended December 31, 2023 (2022 - $6 million).

    An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored real estate funds that target acquisitions that suit our partnership’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored real estate funds to fund these target acquisitions in the future, if and when identified.

For a description of specific transactions in 2023 with Brookfield, Brookfield-related entities and other related parties, see Item 5.A. “Operating and Financial Review and Prospects - Operating Results - Related Parties”.

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

ITEM 8.    FINANCIAL INFORMATION

 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements”.

 8.B.    SIGNIFICANT CHANGES

On January 18, 2024, we acquired a portfolio of 75-multifamily assets in San Francisco in a foreclosure process.

On February 29, 2024, we repaid C$600 million of five-year notes, which carried an interest rate of 4.30%. Concurrently, we also paid approximately C$13 million of accrued interest thereon.

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

10.B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR LP UNITS, PREFERRED UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of our LP Units, Preferred Units and our limited partnership agreement. Because this description is only a summary of the terms of our LP Units, Preferred Units and our limited partnership agreement, you should read our limited partnership agreement. Our limited partnership agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca and is available to our holders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Additional Information - Documents on Display”.

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
The New LP Preferred Units, which are fully and unconditionally guaranteed by our company, rank (i) senior to every class or series of limited partner interests or other securities that, with respect to the payment of distributions and any amounts payable distributions upon the dissolution, liquidation or winding-up of New LP, rank junior to the New LP Preferred Units, (ii) on parity with (x) every class or series of the New LP Preferred Units as to the payment of distributions and amounts payable upon the liquidation, dissolution or winding-up of New LP and (y) every other class or series of New LP’s limited partner interests or equity securities established after the original issue date of the New LP Preferred Units with terms expressly providing that such class or series ranks on parity with New LP Preferred Units as to the payment of distributions and amounts payable upon a liquidation, dissolution or winding-up of New LP; (iii) junior to every class or series of limited partner interests or equity securities established after the original issue date of the New LP Preferred Units with terms expressly made senior to the New LP Preferred Units of New LP as to the payment of distributions and amounts payable upon the liquidation, dissolution or winding-up of New LP; and (iv) junior to all of New LP’s existing and future senior or subordinated indebtedness with respect to assets available to satisfy claims against New LP.
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

Subject to certain adjustments as provided for in New LP’s limited partnership agreement, holders of the New LP Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 6.25% annually.

The BPY General Partner has adopted a distribution policy to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to recycle capital or raise external capital. The current quarterly distribution on our LP Units is $0.345 per LP Unit (or $1.38 per LP Unit on an annualized basis).

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
    If, with respect to a given fiscal year, no distribution is made by our company or we have a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of our company for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to holders of Preferred Units in respect of Preferred Units held by them on each such date, such amount of the income for Canadian tax purposes or the loss for Canadian tax purposes, as the case may be, as the BPY General Partner determines is reasonable in the circumstances having regard to such factors as the BPY General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our company on the issuance of Preferred Units as compared to all other units and the relative fair market value of the Preferred Units as compared to all other units, and (ii) to the partners other than in respect of Preferred Units, the remaining amount of the income for Canadian tax purposes or the loss for Canadian tax purposes, as the case may be, pro rata to their respective percentage interests in our company, which in the case of the BPY General Partner shall mean 0.04%, and in the case of all of our unitholders shall mean in the aggregate 99.96%, which aggregate percentage interest shall be allocated among the limited partners in the proportion that the number of our units held at each such date by a limited partner (other than Preferred Units) is of the total number of our units (other than Preferred Units) issued and outstanding at each such date. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by our company in such calendar quarter.

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

We have included a summary of what we believe are the most important provisions of the Property Partnership’s limited partnership agreement because we conduct our operations through the Property Partnership and the Holding Entities and our rights with respect to our partnership interest in the Property Partnership are governed by the terms of the Property Partnership’s limited partnership agreement. Because this description is only a summary of the terms of the agreement, you should read the Property Partnership’s limited partnership agreement. The agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca and is available to our unitholders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Additional Information - Documents on Display”.

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
All of the outstanding Redemption-Exchange Units and Special LP Units are held by certain subsidiaries of Brookfield, and all of the outstanding Managing General Partner Units, Property Partnership Preferred Units, Series 5, 6 and 7 are held by our company. All of the outstanding Class A Preferred Units, Series 2 and 3 are held by the Class A Preferred Unitholder. All of the outstanding Class A Preferred Units, Series 1 were acquired by Brookfield from the Class A Preferred Unitholder on December 30, 2021 and were subsequently cancelled. All of the outstanding AO LTIP Units are held by certain employees and former employees of GGP, which were issued to them in connection with the acquisition of GGP. All of the outstanding FV LTIP Units are held by current and former employees and officers of us and Brookfield.

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

In connection with the issuance of the Class A Preferred Units, our company has agreed to guarantee the obligation of the Property Partnership to pay a liquidation amount in the event of the liquidation, dissolution or winding-up of the Property Partnership equal to the issue price per each Class A Preferred Unit together with all accrued and unpaid dividends. Such guarantee ranks junior to any indebtedness of our company, pari passu with all obligations of our company in respect of any Preferred Units issued by our company from time to time, and senior to all obligations of our company with respect of all other non-preferred partnership units issued by our company from time to time.
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

FV LTIP Units

The FV LTIP Units may be granted from time to time pursuant to the Brookfield Property L.P. FV LTIP Unit Plan. Unless otherwise provided in the respective award agreement, FV LTIP Units fully vest on grant for FV LTIP Units granted in lieu of cash bonus or vest 20% annually over a period of five years subject to continued service. Both vested and unvested FV LTIP Units are entitled to distributions by the Property Partnership as described below. Distributions on unvested FV LTIP Units are subject to a clawback of 50% of the value of the distributions received on such unvested FV LTIP Units if the underlying FV LTIP Units do not vest. FV LTIP Units which are vested, “booked up” and held for at least two years are redeemable at the option of the holder for either (i) an equal number of LP Units, or (ii) cash with an equal value based on the value of a LP Unit determined by the plan’s administrator, in its sole discretion, based on the net asset value of BPY calculated in good faith under IFRS in accordance with the terms of the FV LTIP Unit Plan. Our company may elect to deliver cash or equity. A holder of FV LTIP Units cannot transfer all or any portion of his or her FV LTIP Units except to the extent that rights may pass to a beneficiary or legal representative upon the death of a holder, or as expressly approved by the administrator of the plan.

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

•second, but only at such times as there are no Property Partnership Preferred Units outstanding, to the extent distributions in respect of Redemption-Exchange Units have been deferred in previous quarters (as described in the next paragraph), 100% to all the holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to the provision below) of all amounts that have been deferred in previous quarters and not yet recovered to the holders of Redemption-Exchange Units;

•third, 100% of any available cash then remaining to holders of Property Partnership Preferred Units pro rata to their respective relative percentage of Property Partnership Preferred Units held (determined by reference to the aggregate value of the issue price of the Property Partnership Preferred Units held by each such holder relative to the aggregate value of the issue price of all Property Partnership Preferred Units outstanding), until an amount equal to all preferential distributions to which the holders of the Property Partnership Preferred Units are entitled under the terms of the Property Partnership Preferred Units then outstanding (including any excess distribution and any outstanding accrued and unpaid preferential distributions from prior periods) has been distributed in respect of each Property Partnership Preferred Unit outstanding during such quarter;

•fourth, at any time that Property Partnership Preferred Units are outstanding, 100% of any available cash then remaining to holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only) (which distribution will be treated as having been made pursuant to the provision below) all amounts that have been deferred in previous quarters pursuant to the third provision above; and

•fifth, 100% of any available cash then remaining to the owners of the Property Partnership’s partnership interests (other than owners of the Property Partnership Preferred Units), pro rata to their percentage interests (the percentage interests as to any holder of Property Partnership Preferred Units shall be zero).

Notwithstanding the above, an AO LTIP Unit participates in the distributions made by the Property Partnership as if it were a FV LTIP Unit in accordance with its designated fractional percentage interest.

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

If, prior to the dissolution of the Property Partnership, and subject to the terms of any Property Partnership Preferred Units then outstanding, available cash is deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Property Partnership’s assets, and (ii) representative of unrecovered capital, then such available cash shall be distributed (x) to the partners of the Property Partnership other than the holders of Property Partnership Preferred Units in proportion to the unrecovered capital attributable to the Property Partnership interests (other than Property Partnership Preferred Units) held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero and (y) to holders of FV LTIP Units in an amount per FV LTIP Unit equal to the redemption amount determined in accordance with the terms of the FV LTIP Unit Plan. Thereafter, distributions of available cash made by the Property Partnership (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

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

•second, 100% to holders of the Property Partnership Preferred Units, pro rata to their respective relative percentage of Property Partnership Preferred Units held (determined by reference to the aggregate value of the issue price of the Property Partnership Preferred Units held by each such holder relative to the aggregate value of the issue price of all Property Partnership Preferred Units outstanding), until an amount equal to all preferential distribution to which the holders of the Property Partnership Preferred Units are entitled in the event of dissolution, liquidation, or winding-up of the Property Partnership under the terms of the Property Partnership Preferred Units then outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods) has been distributed in respect of each Property Partnership Preferred Unit outstanding;

•third, if there are Property Partnership Preferred Units outstanding, an amount equal to the amount of cash or property held by the Property Partnership at such time, that is attributable to a realization event occurring prior to a dissolution event and that has been deemed by our company, in its sole discretion, to be (i) attributable to sales or other dispositions of the Property Partnership’s assets, and (ii) representative of unrecovered capital, shall be distributed to the partners of the Property Partnership other than holders of Property Partnership Preferred Units in proportion to the unrecovered capital attributable to the Property Partnership interests (other than Property Partnership Preferred Units) held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero, as if such distribution were a distribution occurring prior to dissolution;

•fourth, if there are Property Partnership Preferred Units outstanding, to holders of Redemption-Exchange Units pro rata in proportion to their respective percentage interests (which will be calculated using Redemption-Exchange Units only), the aggregate amount of distributions previously deferred and not previously recovered;

•fifth, 100% to the partners of the Property Partnership other than holders of Property Partnership Preferred Units, in proportion to their respective amounts of unrecovered capital in the Property Partnership; and

•sixth, 100% to the owners of the Property Partnership’s partnership interests other than holders of Property Partnership Preferred Units, pro rata to their percentage interests (the percentage interest as to the holders of Property Partnership Preferred Units shall be zero).

    Notwithstanding the above, an AO LTIP Unit will participate in distributions as if it had been converted in accordance with its terms into FV LTIP Units as of the date of such distributions.

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

Prohibited Amendments

No amendment may be made that would:

1)    enlarge the obligations of any limited partner of the Property Partnership without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

2)    enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Property Partnership to the managing general partner of the Property Partnership or any of its affiliates without the consent of the managing general partner of the Property Partnership which may be given or withheld in its sole discretion.

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

1.Second Amended and Restated Limited Partnership Agreement of our partnership dated August 8, 2013 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

2.Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated February 20, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

3.Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Class A Preferred Units”;

4.Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Class A Preferred Units”;

5.Refinancing Agreement by and among our company, the Property Partnership and Brookfield Corporation dated December 4, 2014 described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Maturity of Class A Preferred Units”;

6.Third Amended and Restated Master Services Agreement dated August 3, 2021 by and among Brookfield Corporation, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”;

7.First Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated November 5, 2015 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

8.Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated March 21, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

9.Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated August 20, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

10.Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated February 18, 2020 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”

11.Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated April 21, 2020 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

12.Sixth Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated March 31, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”

13.Seventh Amendment to the Second Amended and Restated Limited Partnership Agreement of our partnership dated July 26, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement”;

14.First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated March 21, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

15. Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated April 28, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

16. Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated August 20, 2019 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

17. Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated February 18, 2020 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

18. Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated April 21, 2020 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

19. Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated July 26, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement”;

20. Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated August 3, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement ”;

21. Eighth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated October 20, 2023 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement ”;

22. Limited Partnership Agreement of New LP dated April 13, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the New LP Limited Partnership Agreement ”;

23. First Amendment to the Limited Partnership Agreement of New LP dated July 26, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the New LP Limited Partnership Agreement ”;

24. First Amendment to the Third Amended and Restated Master Services Agreement dated February 2, 2022 by and among Brookfield Corporation, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”; and

25. Second Amendment to the Third Amended and Restated Master Services Agreement dated August 11, 2023 by and among Brookfield Corporation, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”.

Copies of the agreements noted above are available, free of charge, from the BPY General Partner and are available electronically on the website of the SEC at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca . Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

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

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally includes guaranteed payments and gain realized by an applicable U.S. Holder from a sale of Preferred Units or New LP Preferred Units. U.S. Holders should consult their own tax advisers regarding the implications of the 3.8% Medicare tax for their ownership and disposition of Preferred Units or New LP Preferred Units.

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

Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY

U.S. Holders of Preferred Units of BPY may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through BPY in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for the PFIC rules to apply to an investor. If a U.S. person holds an interest in a non-U.S. corporation for any taxable year during which the corporation is classified as a PFIC with respect to such U.S. person, then the corporation will continue to be classified as a PFIC with respect to the U.S. person for any subsequent taxable year during which the U.S. person continues to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

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

In addition, our company is required by Canadian securities laws to file documents electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

10.I.    SUBSIDIARY INFORMATION

Not applicable.

10.J.    ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Form 20-F in Note 31, Financial Instruments in our annual 2023 financial statements for further information..

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2023, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2023, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting, excluding Watermark Lodging Trust, was effective as of December 31, 2023.

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

Report of Independent Registered Public Accounting Firm

Effective December 31, 2022, we are a non-accelerated filer and the effectiveness of our internal control over financial reporting as of December 31, 2023 is not subject to attestation from our independent registered public accounting firm.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.    [RESERVED]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B.    CODE OF ETHICS

On April 4, 2013, the BPY General Partner adopted the Code of Conduct that applies to the members of the board of directors and officers of the BPY General Partner, our company, and employees of our company and affiliates. The Code of Conduct is reviewed and updated annually. We have posted a copy of the Code of Conduct on our website at bpy.brookfield.com.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

The BPY General Partner has retained Deloitte LLP (PCAOB ID No. 1208) to act as our company’s independent registered public accounting firm.

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2023 and 2022.

	December 31, 2023		December 31, 2022
(US$ Thousands)	Total	%	Total	%
Audit fees(1)	$10,285	34%	$8,117	31%
Audit-related fees(2)	20,136	66%	18,027	68%
Tax fees(3)	97	—%	—	—%
Other(4)	51	—%	167	1%
Total	$30,569	100%	$26,311	100%
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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

    During the period ended December 31, 2023, there were no Preferred Units or New LP Preferred Units purchased by our company or any affiliated purchasers.

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

ITEM 16H.    MINING SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (the “MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended, (the “Mine Act”). During the fiscal year ended December 31, 2023, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.     INSIDER TRADING POLICIES

We have adopted the insider trading policy of Brookfield, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of Brookfield’s Personal Trading Policy is filed as an exhibit to this Form 20-F.

ITEM 16K.    CYBERSECURITY

Risk management and strategy

We believe our cybersecurity program is reasonably designed to materially protect the integrity and availability of our information and technology. This program addresses security governance, security awareness, employee training, relevant access and end-point security, vulnerability management, penetration testing, security monitoring and incident response. We use technologies to optimize our security risk detection and response capabilities, in addition to access controls and anti-malware protections. We believe our practices align with the National Institute of Standards and Technology Cybersecurity Framework in meeting and exceeding the industry average in cybersecurity practice.

In addition, Brookfield’s employees regularly undergo mandatory continuing cybersecurity training. Employees in higher-risk functions receive additional training and cybersecurity awareness education. We conduct due diligence on an investment’s cybersecurity and data privacy programs to identify any material risks that may need to be addressed as part of the acquisition or post-acquisition. We also regularly monitor cybersecurity and data privacy risks through reporting by investments in our portfolio. The effectiveness of these programs is evaluated regularly through both internal and third-party audits.

We may engage third parties from time to time, including to conduct risk assessments and/or audits. We have policies and processes in place to govern third-party access and reduce the risks associated with such access.

In 2023, we undertook the following initiatives: further enhanced our data protection and threat-intelligence capabilities; improved our processes for third-party risk management; continued mandatory cybersecurity education for all employees; and incorporated social engineering to our phishing simulations.

Data privacy and cybersecurity are one element of our comprehensive approach to strong corporate governance and risk management practices, which also focuses on corporate governance ethics; our board of directors; ethical business conduct; and supply chain and vendor management.

Our systems face cybersecurity risks, and we have in the past experienced threats to and breaches of our data and systems. However, to date, these incidents have not had a material impact on our business, results of operations or financial condition. We can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See “Item 3.D. Risk Factors— Cybersecurity failures and data security incidents could adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential, personal or other sensitive information and/or damage to our business relationships or reputation, any of which could negatively impact our business, financial condition and operating results.”

Governance

The audit committee of the board of directors of the BPY General Partner is responsible for overseeing risk management strategies that are specific to BPY, including reviewing management’s assessment of the current and emerging risks and related mitigation strategies across financial and non-financial risks, including cybersecurity risks. Regular reports and updates on cybersecurity risks are made to senior management and the respective board of directors of BPY’s portfolio companies.

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

 ITEM 19.    EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2013(1)
1.2	Second Amended and Restated Limited Partnership Agreement of our company, dated August 8, 2013(2)
1.3	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated November 5, 2015(3)
1.4	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated March 21, 2019(4)
1.5	Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated August 20, 2019(5)
1.6	Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated February 18, 2020(6)
1.7	Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated April 21, 2020(7)
1.8	Sixth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated March 31, 2021(8)
1.9	Seventh Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated July 26, 2021(9)
2.1	Description of Securities(10)
4.1	Third Amended and Restated Master Services Agreement by and among Brookfield Corporation, the Service Recipients and the Service Providers, dated August 3, 2021(11)
4.2	First Amendment to Third Amended and Restated Master Services Agreement by and among Brookfield Corporation, the Service Recipients and the Service Providers, dated February 2, 2022(12)
4.3	Second Amendment to Third Amended and Restated Master Services Agreement by and among Brookfield Corporation, the Service Recipients and the Service Providers, dated August 11, 2023(13)
4.4	Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 20, 2019(14)
4.5	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated March 21, 2019(15)
4.6	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 28, 2019(16)
4.7	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 20, 2019(17)
4.8	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 18, 2020(18)
4.9	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 21, 2020(19)
4.10	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated July 26, 2021(20)
4.11	Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 3, 2021(21)
4.12	Eighth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated October 20, 2023(22)

4.13	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(23)
4.14	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(23)
4.15	Indenture dated July 3, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(24)
4.16	First Supplemental Indenture dated July 3, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(24)
4.17
Guarantee dated July 3, 2018 between Brookfield Property Partners LP, Brookfield Property LP, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited and Computershare Trust Company of Canada(24)

4.18	Supplemental Indenture to First Supplemental Indenture dated October 19, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(25)
4.19	Second Supplemental Indenture dated October 19, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(26)
4.20	Amendment to the First Supplemental Indenture dated November 26, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(26)
4.21	Third Supplemental Indenture dated February 13, 2019 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(27)
4.22	Supplemental Indenture to Third Supplemental Indentured dated May 17, 2019 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(28)
4.23	Fourth Supplemental Indenture dated January 15, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(29)
4.24	Second Supplemental Indenture to First Supplemental Indentured dated January 15, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(29)
4.25	Fifth Supplemental Indenture dated August 24, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(30)
4.26	Sixth Supplemental Indenture dated October 12, 2021 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(31)
4.27	Seventh Supplemental Indenture dated February 13, 2023 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(32)
4.28	Limited Partnership Agreement, dated April 13, 2021, of Brookfield Property Preferred L.P. (33)
4.29	First Amendment, dated July 26, 2021, to the Limited Partnership Agreement of Brookfield Property Preferred L.P. (34)
4.30
Subordinated Guarantee, dated July 26, 2021, in favor of Brookfield Property Preferred L.P. by Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited (34)

11.1	Personal Trading Policy of Brookfield Corporation(10)
12.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(10)
12.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(10)
13.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(10)
13.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(10)
17.1	List of Subsidiary Issuers and Guarantors (32)
97.1	Clawback Policy(10)
101.INS	XBRL Instance Document(10)
101.SCH	XBRL Taxonomy Extension Schema Document(10)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(10)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(10)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document(10)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(10)

(1)	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.
(2)	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.
(3)	Filed as an exhibit to Form 20-F on March 17, 2016 and incorporated herein by reference.
(4)	Filed as an exhibit to Form 6-K on March 21, 2019 and incorporated herein by reference
(5)	Filed as an exhibit to Form 6-K on August 20, 2019 and incorporated herein by reference.
(6)	Filed as an exhibit to Form 6-K on February 18, 2020 and incorporated herein by reference
(7)	Filed as an exhibit to Form 6-K on May 11, 2020 and incorporated herein by reference.
(8)	Filed as an exhibit to Form 6-K on April 5, 2021 and incorporated herein by reference.
(9)	Filed as an exhibit to Form 6-K on July 27, 2021 and incorporated herein by reference.
(10)	Filed herewith.
(11)	Filed as an exhibit to Form 6-K on August 30, 2021 and incorporated herein by reference.
(12)	Filed as an exhibit to Form 6-K on February 11, 2022 and incorporated herein by reference.
(13)	Filed as an exhibit to Form 6-K on August 15, 2023 and incorporated herein by reference.
(14)	Filed as an exhibit to Form 6-K on February 20, 2019 and incorporated herein by reference.
(15)	Filed as an exhibit to Form 6-K on March 21, 2019 and incorporated herein by reference.
(16)	Filed as an exhibit to Form 6-K on April 30, 2019 and incorporated herein by reference.
(17)	Filed as an exhibit to Form 6-K on August 20, 2019 and incorporated herein by reference.
(18)	Filed as an exhibit to Form 6-K on February 18, 2020 and incorporated herein by reference.
(19)	Filed as an exhibit to Form 6-K on May 11, 2020 and incorporated herein by reference.
(20)	Filed as an exhibit to Form 6-K on July 27, 2021 and incorporated herein by reference.
(21)	Filed as an exhibit to Form 6-K on August 30, 2021 and incorporated herein by reference.
(22)	Filed as an exhibit to Form 6-K on October 23 , 2023 and incorporated herein by reference.
(23)	Filed as an exhibit to Form 6-K on December 4, 2014 and incorporated herein by reference.
(24)	Filed as an exhibit to Form 6-K on July 3, 2018 and incorporated herein by reference.
(25)	Filed as an exhibit to Form 6-K on October 22, 2018 and incorporated herein by reference.
(26)	Filed as an exhibit to Form 6-K on November 27, 2018 and incorporated herein by reference.
(27)	Filed as an exhibit to Form 6-K on February 13, 2019 and incorporated herein by reference.
(28)	Filed as an exhibit to Form 6-K on May 21, 2019 and incorporated herein by reference.
(29)	Filed as an exhibit to Form 6-K on January 16, 2020 and incorporated herein by reference.
(30)	Filed as an exhibit to Form 6-K on August 27, 2020 and incorporated herein by reference.
(31)	Filed as an exhibit to Form 6-K on October 18, 2021 and incorporated herein by reference.
(32)	Filed as an exhibit to Form 6-K on February 13, 2023 and incorporated herein by reference.
(33)	Filed as Exhibit 3.4 to the Registration Statement on Form F-4 (File Nos. 333-255512, 333-255512-01, 333-255512-02, 333-255512-03, 333-255512-04, 333-255512-05, 333-255512-06, 333-255512-07, 333-255512-08, 333-255512-09 and 333-255512-10) of Brookfield Corporation Inc., Brookfield Property Preferred L.P. and the guarantors described therein on May 27, 2021 and incorporated herein by reference.
(34)	Filed as an exhibit to Form 8-A on July 26, 2021 and incorporated herein by reference.

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
Name: Jane Sheere
Title: Secretary

Date: March 1, 2024

F-151

Index to Financial Statements

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2023 and 2022 and for each of the years in the three-year period ended December 31, 2023	F-2

Brookfield Property Partners L.P.

Consolidated financial statements
As at December 31, 2023 and 2022 and
for the years ended December 31, 2023, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the unitholders and the Board of Directors of Brookfield Property Partners L.P.,
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brookfield Property Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes and the supplemental schedule of investment property information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Fair Value of Investment Properties - Refer to Notes 2(d), 2(r)(v) and 4 to the financial statements

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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 1, 2024

We have served as the Partnership's auditor since 2011.

Brookfield Property Partners L.P.
Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2023	Dec. 31, 2022
Assets
Non-current assets
Investment properties	4	$82,915	$68,585
Equity accounted investments	6	19,435	19,943
Property, plant and equipment	8	11,085	9,401
Goodwill	9	1,450	946
Intangible assets	10	1,054	966
Other non-current assets	11	6,170	5,217
Loans and notes receivable		427	372
Total non-current assets		122,536	105,430
Current assets
Loans and notes receivable		1,365	314
Accounts receivable and other	12	3,483	2,176
Cash and cash equivalents		2,341	4,020
Total current assets		7,189	6,510
Assets held for sale	13	1,852	576
Total assets		$131,577	$112,516

Liabilities and equity
Non-current liabilities
Debt obligations	14	$40,050	$38,858
Capital securities	15	2,040	2,233
Other non-current liabilities	17	2,188	2,443
Deferred tax liabilities	16	3,457	3,064
Total non-current liabilities		47,735	46,598
Current liabilities
Debt obligations	14	28,662	19,704
Capital securities	15	795	600
Accounts payable and other liabilities	18	5,741	3,877
Total current liabilities		35,198	24,181
Liabilities associated with assets held for sale	13	57	—
Total liabilities		82,990	70,779

Equity
Limited partners	19	8,084	8,217
General partner	19	4	4
Preferred equity		699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	19,20	14,447	14,688
FV LTIP units of the Operating Partnership	19,20	21	45
Interests of others in operating subsidiaries and properties	5,20	25,332	18,084
Total equity		48,587	41,737
Total liabilities and equity		$131,577	$112,516
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Income

(US$ Millions) Years ended Dec. 31,	Note	2023	2022	2021
Commercial property revenue	21	$5,929	$4,849	$5,163
Hospitality revenue	22	2,594	1,511	1,073
Investment and other revenue	23	960	1,005	864
Total revenue		9,483	7,365	7,100
Direct commercial property expense	24	2,336	1,852	1,931
Direct hospitality expense	25	2,090	1,141	910
Investment and other expense		304	328	294
Interest expense		4,823	2,683	2,593
General and administrative expense	26	1,404	930	924
Total expenses		10,957	6,934	6,652
Fair value (losses) gains, net	27	(673)	20	2,521
Share of net (losses) earnings from equity accounted investments	6	(121)	826	1,020
(Loss) income before income taxes		(2,268)	1,277	3,989
Income tax (benefit) expense	16	(419)	281	490
Net (loss) income		$(1,849)	$996	$3,499

Net (loss) income attributable to:
Limited partners		$(442)	$(47)	$530
General partner		—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(790)	(85)	716
Limited partnership units of Brookfield Office Properties Exchange LP		—	—	2
FV LTIP units of the Operating Partnership		(1)	—	3
Class A shares of BPYU		—	—	25
Interests of others in operating subsidiaries and properties		(616)	1,128	2,223
Total		$(1,849)	$996	$3,499
See accompanying notes to the consolidated financial statements.
.

Brookfield Property Partners L.P.
Consolidated Statements of Comprehensive Income

(US$ Millions) Years ended Dec. 31,	Note	2023	2022	2021
Net (loss) income		$(1,849)	$996	$3,499
Other comprehensive income (loss)	28
Items that may be reclassified to net income:
Foreign currency translation		144	(505)	(277)
Cash flow hedges		48	49	95
Equity accounted investments		(55)	128	54
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive income (“FVTOCI”)		(18)	(26)	(33)
Share of revaluation surplus on equity accounted investments		6	113	354
Remeasurement of defined benefit obligations		(2)	1	—
Revaluation surplus		639	655	811
Total other comprehensive income		762	415	1,004
Total comprehensive (loss) income		$(1,087)	$1,411	$4,503
Comprehensive income attributable to:
Limited partners
Net (loss) income		$(442)	$(47)	$530
Other comprehensive income		112	8	116
		(330)	(39)	646
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net (loss) income		(790)	(85)	716
Other comprehensive income		201	14	200
		(589)	(71)	916
Limited partnership units of Brookfield Office Properties Exchange LP
Net income (loss)		—	—	2
Other comprehensive income		—	—	—
		—	—	2
FV LTIP units of the Operating Partnership
Net (loss) income		(1)	—	3
Other comprehensive income		—	—	1
		(1)	—	4
Class A shares of Brookfield Properties Retail Holding LLC
Net income		—	—	25
Other comprehensive income		—	—	1
		—	—	26
Interests of others in operating subsidiaries and properties
Net (loss) income		(616)	1,128	2,223
Other comprehensive income		449	393	686
		(167)	1,521	2,909
Total comprehensive (loss) income		$(1,087)	$1,411	$4,503
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
(US$ Millions)	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	Limited partners equity	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	General partner equity	Total preferred equity	Redeemable/ exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	FV LTIP units of the Operating Partnership	Class A shares of Brookfield Properties Retail Holding LLC	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2022	$5,861	$(67)	$2,526	$(103)	$8,217	$4	$2	$(1)	$(1)	$4	$699	$14,688	$—	$45	$—	$18,084	$41,737
Net (loss) income	—	(442)	—	—	(442)	—	—	—	—	—	—	(790)	—	(1)	—	(616)	(1,849)
Other comprehensive income	—	—	—	112	112	—	—	—	—	—	—	201	—	—	—	449	762
Total comprehensive (loss) income	—	(442)	—	112	(330)	—	—	—	—	—	—	(589)	—	(1)	—	(167)	(1,087)
Distributions	—	(440)	—	—	(440)	—	—	—	—	—	—	(789)	—	(2)	—	(3,395)	(4,626)
Preferred distributions	—	(16)	—	—	(16)	—	—	—	—		—	(28)	—	—	—	—	(44)
Issuances / repurchases of equity interests in operating subsidiaries	603	28	19	—	650	—	—	—	—	—		1,161	—	(14)	—	10,810	12,607
Change in relative interests of non-controlling interests	—	—	3	—	3	—	—	—	—	—	—	4	—	(7)	—	—	—
Balance as at Dec. 31, 2023	$6,464	$(937)	$2,548	$9	$8,084	$4	$2	$(1)	$(1)	$4	$699	$14,447	$—	$21	$—	$25,332	$48,587

Balance as at Dec. 31, 2021	$5,861	$457	$2,598	$(111)	$8,805	$4	$2	$(1)	$(1)	$4	$699	$15,736	$—	$55	$—	$19,706	$45,005
Net income	—	(47)	—	—	(47)	—	—	—	—	—	—	(85)	—	—	—	1,128	996
Other comprehensive income (loss)	—	—	—	8	8	—	—	—	—	—	—	14	—	—	—	393	415
Total comprehensive income (loss)	—	(47)	—	8	(39)	—	—	—	—	—	—	(71)	—	—	—	1,521	1,411
Distributions	—	(419)	—	—	(419)	—	—	—	—	—	—	(748)	—	(2)	—	(3,755)	(4,924)
Preferred distributions	—	(16)	—	—	(16)	—	—	—	—		—	(28)	—	—	—	—	(44)
Issuances / repurchases of equity interests in operating subsidiaries	—	(42)	(78)	—	(120)	—	—	—	—	—		(207)	—	4	—	612	289
Change in relative interests of non-controlling interests	—	—	6	—	6	—	—	—	—	—	—	6	—	(12)	—	—	—
Balance as at Dec. 31, 2022	$5,861	$(67)	$2,526	$(103)	$8,217	$4	$2	$(1)	$(1)	$4	$699	$14,688	$—	$45	$—	$18,084	$41,737

Balance as at Dec. 31, 2020	$8,562	$486	$3,010	$(349)	$11,709	$4	$2	$(1)	$(1)	$4	$699	$12,249	$73	$52	$1,050	$15,687	$41,523
Net income	—	530	—	—	530	—	—	—	—	—	—	716	2	3	25	2,223	3,499
Other comprehensive income (loss)	—	—	—	116	116	—	—	—	—	—	—	200	—	1	1	686	1,004
Total comprehensive income (loss)	—	530	—	116	646	—	—	—	—	—	—	916	2	4	26	2,909	4,503
Distributions	—	(358)	—	—	(358)	—	—	—	—	—	—	(504)	(1)	(2)	(13)	(3,295)	(4,173)
Preferred distributions	—	(19)	—	—	(19)	—	—	—	—		—	(24)	—	—	(1)	—	(44)
Issuances / repurchases of equity interests in operating subsidiaries	2	17	4	—	23	—	—	—	—	—		1,630	—	—	(30)	2,065	3,688
Privatization of the partnership	(2,872)	(199)	(483)	100	(3,454)	—	—	—	—	—	—	1,502	(71)	3	(811)	2,340	(491)
Exchange of exchangeable units	2	—	1	(1)	2	—	—	—	—	—	—	—	(3)	—	—	—	(1)
Conversion of Class A shares of Brookfield Properties Retail Holding LLC	167	—	74	—	241	—	—	—	—	—	—	—	—	—	(241)	—	—
Change in relative interests of non-controlling interests	—	—	(8)	23	15	—	—	—	—	—	—	(33)	—	(2)	20	—	—
Balance as at Dec. 31, 2021	$5,861	$457	$2,598	$(111)	$8,805	$4	$2	$(1)	$(1)	$4	$699	$15,736	$—	$55	$—	$19,706	$45,005
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P. Consolidated Statements of Cash Flows

(US$ Millions) Years ended Dec. 31,	Note	2023	2022	2021
Operating activities
Net (loss) income		$(1,849)	$996	$3,499
Share of equity accounted losses (earnings), net of distributions		306	(563)	(848)
Fair value losses (gains), net	27	673	(20)	(2,521)
Deferred income tax (benefit) expense	16	(554)	118	356
Depreciation and amortization	24, 25	440	287	308
Working capital and other		314	(871)	(188)
		(670)	(53)	606
Financing activities
Debt obligations, issuance		18,896	9,048	16,010
Debt obligations, repayments		(20,200)	(10,704)	(15,704)
Capital securities, issued	15	277	57	932
Capital securities, redeemed	15	(16)	(3)	(301)
Non-controlling interests, issued		6,535	2,605	4,624
Non-controlling interests, purchased		(51)	(2,455)	(263)
Settlement of deferred consideration		(458)	(5)	—
Repayment of lease liabilities		(52)	(26)	(23)
Limited partnership units, issued		603	—	—
Issuances to redeemable/exchangeable and special limited partnership unitholders		1,077	—	1,252
Exchange LP Units, repurchased		—	—	(18)
Limited partnership units, repurchased		—	—	(2,660)
Class A shares of Brookfield Properties Retail Holding LLC, repurchased		—	—	(370)
Redemption of FV LTIP units of the Operating Partnership		(15)	(5)	—
Distributions to non-controlling interests in operating subsidiaries		(3,378)	(3,757)	(3,223)
Preferred distributions		(44)	(44)	(44)
Distributions to limited partnership unitholders		(440)	(419)	(358)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(789)	(748)	(504)
Distributions to holders of Brookfield Office Properties Exchange LP units		—	—	(1)
Distributions to holders of FV LTIP units of the Operating Partnership		(2)	(2)	(2)
Distributions to holders of Class A shares of Brookfield Properties Retail Holding LLC		—	—	(13)
		1,943	(6,458)	(666)
Investing activities
Acquisitions
Investment properties		(4,807)	(1,395)	(2,107)
Property, plant and equipment		(529)	(207)	(156)
Equity accounted investments		(496)	(91)	(688)
Financial assets and other		(1,877)	(889)	(1,290)
Cash acquired in business combinations		940	70	35
Dispositions
Investment properties		1,358	1,861	2,431
Property, plant and equipment		228	58	373
Equity accounted investments		1,088	972	796
Financial assets and other		938	1,702	1,267
Disposition of subsidiaries		—	5,689	(203)
Cash impact of deconsolidation and reclassification to assets held for sale		197	(73)	—
Restricted cash and deposits		(21)	114	(276)
		(2,981)	7,811	182
Cash and cash equivalents
Net change in cash and cash equivalents during the year		(1,708)	1,300	122
Net change in cash classified within assets held for sale		(1)	203	—
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		30	(59)	(19)
Balance, beginning of year		4,020	2,576	2,473
Balance, end of year		$2,341	$4,020	$2,576

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$180	$114	$67
Interest (excluding dividends on capital securities)		$4,755	$2,450	$2,312
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Corporation, formerly known as Brookfield Asset Management Inc. (“BAM”) (“Brookfield Corporation,” “BN,” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investment is a 36% managing general partnership units (“GP Units”) interest in Brookfield Property L.P. (the “Operating Partnership”). The GP Units provide the partnership with the power to direct the relevant activities of the Operating Partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) were delisted from the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) on July 26, 2021. See Note 3, Privatization of the Partnership for further information. The partnership’s 6.50% Preferred Units, Series 1, 6.375% Preferred Units, Series 2, 5.75% Preferred Units, Series 3, and Brookfield Property Preferred L.P.’s (“New LP”) 6.25% Preferred Units, Series 1 are traded on the Nasdaq under the symbols “BPYPP”, “BPYPO”, “BPYPN”, and “BPYPM” respectively. The New LP 6.25% Preferred Units, Series 1 (“New LP Preferred Units”) are also traded on the TSX under the symbol “BPYP.PR.A”.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. MATERIAL ACCOUNTING POLICIES
a)Statement of compliance
These consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the partnership on March 1, 2024.

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

All intercompany balances, transactions, unrealized gains and losses among the partnership and its subsidiaries are eliminated on consolidation.

During the third quarter of 2021, Brookfield Corporation acquired all LP Units and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP”) that it did not previously own (“Privatization”), in exchange for cash consideration, BN class A limited voting shares (“BN shares”) and BPY preferred units (“New LP Preferred Units”). See Note 3, Privatization of the Partnership for further discussion.

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

Net income and the components of comprehensive income of the partnership’s operating subsidiaries and properties are generally allocated between the partnership and non-controlling equity holders based on the relative proportion of equity interests. Certain of the partnership’s subsidiaries are subject to profit sharing arrangements with affiliated entities who hold non-controlling interests that result in allocation of income on an other than proportionate basis if specified targets are met. In these circumstances, net income is allocated between the partnership and non-controlling interests based on proportionate equity interests until the attribution of profits under the agreement is no longer subject to adjustment based on future events. In the period that allocation of the subsidiary’s cumulative earnings under the profit-sharing arrangement is no longer subject to adjustment, it is recognized as a fair value (losses) gains, net attributable to unitholders for the period.

(ii)Associates and joint ventures
An associate is an entity over which the partnership has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies.

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

(iii)Joint operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to assets and obligations for liabilities relating to the arrangement. This usually results from direct interests in the assets and liabilities of an investee rather than through the establishment of a separate legal entity. The partnership recognizes only its assets, liabilities and share of revenues and expenses of the joint operations.

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

Subsidiaries, associates or joint ventures having a functional currency other than the U.S. Dollar translate the carrying amounts of their assets and liabilities when reporting to the partnership at the rate of exchange prevailing as of the balance sheet date, and their revenues and expenses at average exchange rates during each quarterly reporting period. Any gains or losses on foreign currency translation are recognized by the partnership in other comprehensive income. On disposition or partial disposition resulting in the loss of control of a foreign operation, the accumulated foreign currency translation relating to that foreign operation is reclassified to fair value gain or loss in net income. On partial disposal of a foreign operation in which control is retained, the proportionate share of the accumulated foreign currency translation relating to that foreign operation is reattributed to the non-controlling interests. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner as the accumulated foreign currency translation relating to the foreign operation it is hedging.

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

d)Investment properties
Investment properties consists of commercial properties which are principally held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Investment properties are measured initially at cost, or fair value if acquired in a business combination (see Note 2(n), Business Combinations, for further discussion). The cost of commercial development properties includes direct development costs, realty taxes, borrowing costs directly attributable to the development and administrative costs, e.g., salaries and overhead that are specifically attributable to a development project. The partnership elects the fair value model for all investment properties and measures them at fair value subsequent to initial recognition on the consolidated balance sheet. As a result, it is not necessary to assess the carrying amounts of the investment properties for impairment.

Substantially all of the partnership’s investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly or annual valuations prepared by external valuation professionals. Where an external appraisal is obtained for a property that is valued using a model developed by management, the partnership compares the results of those external appraisals to its internally prepared values and reconciles significant differences when they arise. Discount and terminal capitalization rates are verified by comparing to market data, third party reports, research material and brokers’ opinions. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis.

Borrowing costs associated with direct expenditures on properties under development or redevelopment are capitalized. Borrowing costs are also capitalized on those properties acquired specifically for redevelopment in the short term where activities necessary to prepare them for redevelopment are in progress. The amount of borrowing costs capitalized is determined first by borrowings specific to a property where relevant, and then by applying a weighted average borrowing cost to eligible expenditures after adjusting for borrowings specific to other developments. Where borrowings are associated with specific developments, the amount capitalized is the gross borrowing costs incurred less any incidental investment income. Borrowing costs are capitalized from the commencement of the development until the date of practical completion. The capitalization of borrowing costs is suspended if there are prolonged periods when development activity is interrupted. The partnership considers practical completion to have occurred when the property is capable of operating in the manner intended by management. Generally, this occurs upon completion of construction and receipt of all necessary occupancy and other material permits. Where the partnership has pre-leased space as of or prior to the start of the development and the lease requires the partnership to construct tenant improvements which enhance the value of the property, practical completion is considered to occur on completion of such improvements.

Initial direct leasing costs incurred by the partnership in negotiating and arranging tenant leases are included in the cost of investment properties.

e)Assets held for sale
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable. Non-current assets and disposal groups held for sale that are not investment properties are recorded at the lower of carrying amount and fair value less costs to sell on the consolidated balance sheet. Any gain or loss arising from the change in measurement basis as a result of reclassification is recognized in the profit or loss at the time of reclassification. Investment properties that are held for sale are recorded at fair value.

f)Hospitality assets
The partnership accounts for hospitality properties as property, plant and equipment under the revaluation model. Hospitality properties are recognized initially at cost if acquired in an asset acquisition, or fair value if acquired in a business combination (see Note 2(n), Business Combinations, for further discussion) and subsequently carried at fair value at the revaluation date less any accumulated impairment and subsequent accumulated depreciation. The partnership evaluates the carrying amount of hospitality properties when events or circumstances indicate there may be an impairment. The partnership depreciates these assets on a straight-line basis over their relevant estimated useful lives. Fair values of hospitality properties are determined using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Fair value estimates for hospitality properties represent the estimated fair value of the property, plant and equipment of the hospitality business only and do not include any associated intangible assets.

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

g)Inventory
Develop-for-sale multifamily projects, residential development lots, homes and residential condominium projects, and industrial projects are recorded in inventory. Inventory is recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the partnership determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.

h)Fair value measurement
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

i)Leases
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

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the rate implicit in the lease if that rate can be readily determined. If the rate implicit in the lease cannot be readily determined, the partnership uses the incremental borrowing rate which is expected to be similar to the interest rate implicit in the lease. Where a lease contains a parental guarantee, the incremental borrowing rate may be determined with reference to the parent rather than the lessee. The partnership uses a single discount rate to account for portfolios of leases with similar characteristics. Lease liabilities are presented in Accounts payable and other liabilities (current) and Other non-current liabilities (non-current) on the consolidated balance sheets. Lease payments not included in the measurement of lease liabilities continue to be recognized in the direct commercial property expense, direct hospitality expense or general and administrative expense lines on the consolidated statements of income.

A ROU asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. ROU assets classified as investment properties are subsequently measured at fair value. ROU assets classified as property, plant and equipment, including hospitality assets, since they represent a separate class of property, plant and equipment to the partnership’s owned hospitality assets, are subsequently measured on a depreciated cost basis over the lease term. ROU assets are presented in the respective lines based on their classification on the consolidated balance sheets.

j)Intangible assets
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

k)Goodwill
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

The partnership evaluates the carrying amount of goodwill at the cash-generating unit level annually as of December 31 or more often when events or circumstances indicate there may be an impairment. If assets within a cash-generating unit or the cash-generating unit are impaired, impairments are taken for those assets or the cash-generating unit before any goodwill impairment test is performed. In assessing whether goodwill is impaired, the partnership assesses if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the present value of future cash flows expected from the cash-generating unit. Impairment losses recognized first reduce the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is charged to net income in the respective reporting period. Impairment losses on goodwill are not subsequently reversed.

On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.

l)Financial instruments and hedge accounting

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

All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL. Financial liabilities are measured at FVTPL to the extent that they are not part of a designated hedging relationship when they are (i) contingent consideration of an acquirer in a business combination, (ii) held‑for‑trading, or (iii) designated as at FVTPL in limited circumstances specified in IFRS 9. A financial liability is classified as held for trading if it has been acquired principally for the purpose of repurchasing it in the near term, or on initial recognition it is part of a portfolio of identified financial instruments that is managed together and has a recent actual pattern of short‑term profit‑taking or it is a derivative, except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument.

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

(ii)Impairment of financial instruments
The partnership recognizes a loss allowance for expected credit losses (“ECL”) on debt instruments that are measured at amortized cost or at FVTOCI and other receivables. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. For debt instruments, the partnership recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If the credit risk on the financial instrument has not increased significantly since initial recognition, the loss allowance for that financial instrument is measured at an amount equal to 12‑month ECL. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12‑month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date. The partnership always recognizes lifetime ECL for other receivables. Any related loss allowances are recorded through profit or loss. Refer to Note 12, Accounts Receivable And Other for detail on the current year loss allowance.

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

The partnership designates certain derivatives as hedging instruments in respect of foreign currency risk and interest rate risk in cash flow hedges, or hedges of net investments in foreign operations. The partnership also applies hedge accounting to certain non-derivative financial instruments designated as hedges of net investments in foreign subsidiaries. Hedge accounting is discontinued prospectively when the hedge relationship is terminated or no longer qualifies as a hedge, or when the hedging item is sold or terminated.

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

In assessing whether a hedge relationship impacted by Interest Rate Benchmark Reform (“IBOR Reform”) is expected to be highly effective on a forward-looking basis, the partnership assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR Reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR Reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The partnership accounts for the modification of financial instruments where the basis for determining the contractual cash flows changes as a result of IBOR Reform, through prospective application of the applicable benchmark interest rate, and application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.

Secured Overnight Financing Rate (“SOFR”) largely replaced US$ LIBOR effective June 30, 2023 for those tenors used by the partnership. The partnership has addressed the impact and effected changes required as a result of amendments to the contractual terms of US$ LIBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption did not have a significant impact on the partnership’s financial reporting.

Canadian Overnight Repo Rate Average (“CORRA”) will replace CDOR effective June 30, 2024. The partnership is progressing through its transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of CDOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption is not expected to have a significant impact on the partnership’s financial reporting.

Note 31, Financial Instruments provides details of the hedging instruments and hedged exposures to which the IBOR Amendments are applied as at December 31, 2023.

m)Income taxes
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

n)Business combinations
The partnership accounts for business combinations in which control is acquired under the acquisition method. When an acquisition is made, the partnership considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process, the acquisition fails to meet the definition of a business and is accounted for as asset acquisition. The partnership uses the optional concentration test on a transaction-by-transaction basis, and where used, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets, accounts for the acquisition as an asset acquisition. Assets acquired through asset acquisitions are initially measured at cost, which includes the transaction costs incurred for the acquisitions.

For business combinations, consideration is the aggregate of the fair values, at the date of exchange, of assets transferred, liabilities incurred by the partnership to the former owners, and equity instruments issued in exchange for control of the acquiree. Acquisitions-related costs are recognized in net income as incurred. At the acquisition date, the partnership recognizes the identifiable assets acquired and liabilities assumed at their acquisition-date fair values, except for non-current assets classified as held-for-sale, which are recognized at fair value less costs to sell, and deferred tax assets or liabilities, which are measured in accordance with IAS 12, Income Taxes. The partnership also evaluates whether there are previously unrecognized intangible assets of the acquiree, and recognizes them as identifiable intangible assets.

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

o)Revenue recognition
The partnership recognizes revenue from the following major sources:

i.Commercial property revenue
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

Rental receivables and related revenue include percentage participating rents and recoveries of operating expenses. However, recoveries of operating expenses related to property taxes and insurance are deemed as other rental revenue. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries classified as rental income or non-rental income are recognized in the period that recoverable costs are chargeable to tenants. Where a tenant is legally responsible for operating expenses and pays them directly in accordance with the terms of the lease, the partnership does not recognize the expenses or any related recovery revenue.

Where the partnership is the intermediate lessor, it accounts for the head lease and the sublease as two separate contracts, classifying the sublease as a finance or operating lease with reference to the right-of-use asset arising from the head lease.

ii.Hospitality revenue
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

iii.Performance and management fee revenue
Fee revenue is presented on the consolidated statements of income within investment and other revenue. Fee revenue is recognized when services are provided and the amount can be estimated reliably.
p)Redeemable/Exchangeable Partnership Units
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

q)BPYU Units
Prior to the Privatization, BPYU Units were, at the request of the holder, able to be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain adjustments). This right was subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. The BPYU Units provided the holder with direct economic benefits and exposures to Brookfield Properties Retail Holding LLC (“BPYU”) and accordingly to the variability of the distributions of BPYU. Accordingly, the BPYU Units were presented within non-controlling interests on the consolidated balance sheets. The BPYU Units did not entail a contractual obligation on the part of the partnership to deliver cash and could be settled by the partnership, at its sole discretion, by issuing a fixed number of its own equity instruments. For further details regarding the Privatization refer to Note 3, Privatization of the Partnership.

(r)    Critical judgments and estimates in applying accounting policies
The preparation of the partnership’s consolidated financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. Critical judgments and estimates made by management and utilized in the normal course of preparing the partnership’s consolidated financial statements are outlined below.

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

(vi) Assets held for sale
In determining whether to classify assets or disposal groups as assets held for sale, judgment is applied in determining whether sale of certain assets is highly probable, and whether associated liabilities will be assumed by the buyer and so classified as liabilities associated with assets held for sale.

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

(xiii) Changes in accounting policies
Effective January 1, 2023, the partnership adopted Amendments to IAS 1 – Presentation of Financial Statements (“Amendments to IAS 1”) and IFRS Practice Statement 2 – Disclosure of Accounting Policies. The Amendments to IAS 1 and IFRS Practice Statement 2 require that the partnership disclose its material accounting policies instead of its significant accounting policies. As a result of the adoption of these amendments, there were no adjustments to the presentation or amounts recognized in the financial statements.

Effective January 1, 2023, the partnership adopted Amendments to IAS 12 - Income Taxes, International Tax Reform - Pillar Two Model Rules (“Amendments to IAS 12”). The Amendments to IAS 12 consist of a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rule, as well as disclosure requirements applicable to annual reporting periods. The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.

(xiv) Future accounting policies
The following are accounting policies issued that the partnership expects to adopt in the future:

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current

The partnership is finalizing its assessment of the impact of Amendments to IAS 1. The Amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expense. The Amendments to IAS 1 clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether the partnership will exercise its right to defer settlement of a liability, explain that rights are in existence if an entity complies with any covenants with which it is required to comply on or before the end of the reporting period, explain that the requirement to comply with any covenants after the reporting period is not considered in the classification as current or non-current, and introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The Amendments to IAS 1 also add disclosure requirements for liabilities classified as non-current when the right to defer settlement of those liabilities is subject to compliance with covenants within twelve months after the reporting period. The disclosures consist of information on the nature of the covenants, when they are required to be complied with, the carrying amount of related liabilities and any facts and circumstances that indicate possible difficulties in complying with the covenants. The Amendments to IAS 1 will be applied retrospectively for annual periods beginning on or after January 1, 2024, by the partnership.

The partnership has preliminarily reviewed affected contractual agreements relating to financial liabilities to determine the impact on the January 1, 2024 balance sheet. Based on current estimates, adoption of Amendments to IAS 1 will result in $13 billion of financial liabilities presented as current as of December 31, 2023 becoming non-current. The partnership is progressing as planned in its adoption project plan. Next steps include finalizing the impact assessment of acquisitions closed, or debt arrangements entered into immediately prior to December 31, 2023.

NOTE 3. PRIVATIZATION OF THE PARTNERSHIP
During the first quarter of 2021, Brookfield Corporation announced a proposal to acquire all LP Units and limited partnership units of Exchange LP Units in connection with the Privatization for $18.17 cash per unit, BN shares, or New LP Preferred Units with a liquidation preference of $25.00 per unit (see Note 15, Capital Securities for further information), subject to pro-ration. On July 16, 2021, the Privatization was approved by the unitholders. On July 26, 2021, BN completed the Privatization and the acquisition of all BPYU Units, par value $.01 per share that it did not previously own. The LP Units and BPYU units were delisted from the TSX and Nasdaq at market close on July 26, 2021. The New LP Preferred Units issued in the privatization began trading on the TSX under the symbol “BPYP.PR.A” and Nasdaq under the symbol “BPYPM” on July 27, 2021.

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

Subsequent to the Privatization, there are no longer publicly traded LP Units. As such, earnings per unit is no longer presented.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of investment property balances for the years ended December 31, 2023 and 2022:

	Year ended Dec. 31, 2023			Year ended Dec. 31, 2022
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of year	$66,067	$2,518	$68,585	$62,313	$2,300	$64,613
Changes resulting from:
Property acquisitions	2,543	829	3,372	760	—	760
Capital expenditures	732	1,326	2,058	870	428	1,298
Property dispositions(1)	(1,478)	(44)	(1,522)	(307)	(1)	(308)
Fair value (losses) gains, net	(1,410)	92	(1,318)	(1,122)	64	(1,058)
Foreign currency translation	646	80	726	(1,528)	(149)	(1,677)
Transfers between commercial properties and commercial developments	940	(940)	—	387	(387)	—
Impact of deconsolidation due to loss of control(2)	—	—	—	(575)	—	(575)
Manager Reorganization(3)	—	—	—	6,321	758	7,079
Acquisition of Foreign Investments(3)	11,286	1,408	12,694	—	—	—
Reclassifications of assets held for sale and other changes	(1,627)	(53)	(1,680)	(1,052)	(495)	(1,547)
Balance, end of year(4)	$77,699	$5,216	$82,915	$66,067	$2,518	$68,585
(1)Property dispositions represent the carrying value on date of sale.
(2)The partnership deconsolidated its investment in a subsidiary as a result of the dilution of its interest. Prior to the transaction, the partnership's interest was consolidated and is now reflected as a financial asset.
(3)See Note 32, Related Parties for further information on the Manager Reorganization and Acquisition of Foreign Investments.
(4)Includes right-of-use commercial properties and commercial developments of $1,116 million and $130 million, respectively, as of December 31, 2023 (2022 - $1,045 million and $127 million, respectively). Current lease liabilities of $37 million (2022 - $122 million) have been included in accounts payable and other liabilities and non-current lease liabilities of $995 million (2022 - $810 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated stabilized annual net operating income. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impacts of interest rates and inflation, there are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in these financial statements. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values and reconciles significant differences when they arise.

The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Dec. 31, 2023			Dec. 31, 2022
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Office(1)	Discounted cash flow	7.0%	5.5%	11	6.8%	5.4%	11
Retail(2)	Discounted cash flow	7.2%	5.5%	10	7.2%	5.3%	10
LP Investment(3)	Discounted cash flow	8.4%	5.8%	9	9.1%	6.3%	8
(1)Included in our total Office portfolio are 16 premier office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.7%.
(2)Included in our total Retail portfolio are 19 Core premier retail centers with a weighted-average discount rate of 6.2%.
(3)The valuation method used to value multifamily, self storage and manufactured housing properties is the direct capitalization method. At December 31, 2023, the overall implied capitalization rate used for properties using the direct capitalization method was 4.6% (December 31, 2022 - 4.3%).

Operating investment properties with a fair value of approximately $16.7 billion (December 31, 2022 - $15.3 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any buildings held under operating leases.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above in IFRS 13 within Note 2(h), Summary of Material Accounting Policies, Fair value measurement.

	Dec. 31, 2023				Dec. 31, 2022
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Office	$—	$—	$20,194	$859	$—	$—	$22,129	$1,355
Retail	—	—	19,385	67	—	—	19,438	106
LP Investments	—	—	38,120	4,290	—	—	24,500	1,057
Total	$—	$—	$77,699	$5,216	$—	$—	$66,067	$2,518

There were no transfers between levels within the fair value hierarchy related to investment properties during the years ended December 31, 2023 and 2022. Investment properties with a fair value of $76.7 billion (December 31, 2022 - $63.9 billion) are pledged as security for property debt.

Fair value sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point (“bps”) increase of the discount rate and terminal capitalization or overall implied capitalization rate (“ICR”) on fair values of the partnership’s commercial properties for the year ended December 31, 2023, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Dec. 31, 2023
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Office	$439	$652	$1,075
Retail	380	595	962
LP Investments(1)	749	977	1,909
Total	$1,568	$2,224	$3,946
(1)The valuation method used to value multifamily, self storage and manufactured housing properties is the direct capitalization method. The impact of the sensitivity analysis on the discount rate includes properties valued using the DCF method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

During the year ended December 31, 2023, the partnership capitalized a total of $1,326 million (December 31, 2022 - $428 million) of costs related to development properties. Included in this amount is $1,280 million (December 31, 2022 - $405 million) of construction and related costs and $46 million (December 31, 2022 - $23 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2023 is 5.4% (December 31, 2022 - 1.6%).

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

The following table presents the partnership’s material subsidiaries as of December 31, 2023 and 2022:

	Jurisdiction of formation	Economic interest		Voting interest
		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Subsidiary of the partnership(1)	Bermuda	36%	36%	100%	100%
Holding entities of the Operating Partnership	Various	100%	100%	100%	100%
Real estate subsidiaries of the holding entities
BPO	Canada	100%	100%	100%	100%
U.S. Retail	United States	100%	100%	100%	100%
U.K. Short Stay(2)	United Kingdom	27%	27%	—%	—%
Korea Mixed-use(2)	South Korea	22%	22%	—%	—%
U.K. Student Housing(2)	Bermuda	—%	25%	—%	—%
U.S. Logistics	United States	23%	—%	—%	—%
U.S. Hospitality	United States	23%	23%	—%	—%
U.S. Manufactured Housing(2)	United States	24%	24%	—%	—%
(1)BPY holds all managing general partner units of the Operating Partnership and therefore has the power to direct the relevant activities and affairs of the Operating Partnership. The managing general partner units represent 36% and 36% of the total number of the Operating Partnership’s units at December 31, 2023 and 2022, respectively.
(2)The partnership holds its economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored real estate funds. By their nature, limited partnership interests do not have any voting rights. The partnership has entered into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investees.

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

	Jurisdiction of formation	Proportion of economic interests held by non- controlling interests		Non-controlling interests: Interests of others in operating subsidiaries and properties
(US$ Millions)		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Corporate Holding Entities(2)	Bermuda/Canada	—%	—%	$6,494	$5,033
BPO(1)	Canada	—%	—%	3,070	2,835
U.K Student Housing(4)	Bermuda	—%	75%	—	1,594
U.S. Retail(3)	United States	—%	—%	1,287	1,280
U.S. Manufactured Housing(4)	United States	76%	76%	1,161	1,191
Korea Mixed-use(4)	South Korea	78%	78%	1,056	936
U.K. Short Stay(4)	United Kingdom	73%	73%	569	756
U.S. Hospitality(4)(5)	United States	77%	77%	833	724
U.S. Logistics	Unites States	77%	—%	1,233	—
Other LP Investments	Various	33% - 99%	33% - 99%	9,629	3,735
Total				$25,332	$18,084
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
(5)    Includes non-controlling interests acquired as part of the Manager Reorganization during the fourth quarter of 2022.

Summarized financial information in respect of each of the partnership’s subsidiaries that have material non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	Dec. 31, 2023
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
Corporate Holding Entities	$6,398	$1,616	$6,211	$7,067	$7,153	$(12,417)
BPO	4,732	30,435	9,838	12,530	5,185	7,614
U.S. Retail	744	29,435	5,381	8,148	1,287	15,363
U.S. Manufactured Housing	59	3,605	2,129	—	1,161	374
Korea Mixed-use	229	3,814	1,829	855	1,056	303
U.K. Short Stay	89	4,816	512	3,587	569	237
U.S. Hospitality	271	3,600	366	2,425	833	247
U.S. Logistics	293	2,347	309	733	1,233	365
Total	$12,815	$79,668	$26,575	$35,345	$18,477	$12,086

	Dec. 31, 2022
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
Corporate Holding Entities	$6,385	$579	$6,087	$7,877	$5,457	$(12,457)
BPO	4,304	33,911	10,656	14,390	3,129	10,040
U.K. Student Housing	2,255	—	114	—	1,594	547
U.S. Retail	561	29,681	2,293	11,559	1,280	15,110
U.S. Manufactured Housing	61	4,279	2,593	178	1,191	378
Korea Mixed-use	167	3,745	64	2,642	936	270
U.K. Short Stay	197	4,419	485	3,068	756	307
U.S. Hospitality	159	3,530	373	2,378	724	214
Total	$14,089	$80,144	$22,665	$42,092	$15,067	$14,409

	Year ended Dec. 31, 2023
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net (loss) income	Total compre-hensive (loss) income
Corporate Holding Entities	$353	$86	$89	$49	$(275)	$(237)
BPO	1,989	(21)	(22)	11	(1,162)	(1,099)
U.K. Student Housing	—	4	3	876	1	—
U.S. Retail	1,559	7	4	6	234	205
U.S. Manufactured Housing	296	84	84	41	30	30
Korea Mixed-use	248	139	121	—	40	17
U.K. Short Stay	863	53	203	599	20	227
US Hospitality	799	(159)	128	—	(49)	323
U.S. Logistics	50	153	153	11	41	41
Total	$6,157	$346	$763	$1,593	$(1,120)	$(493)

	Year ended Dec. 31, 2022
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net (loss) income	Total compre-hensive (loss) income
Corporate Holding Entities	$406	$36	$59	$113	$(20)	$156
BPO	2,105	124	106	24	(759)	(802)
U.K. Student Housing	191	492	482	65	148	134
U.S. Retail	1,557	(2)	2	4	165	203
U.S. Manufactured Housing	287	254	254	13	81	81
Korea Mixed-use	228	28	—	—	8	(28)
U.K. Short Stay	794	44	114	151	16	114
Total	$5,568	$976	$1,017	$370	$(361)	$(142)

	Year ended Dec. 31, 2021
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income (loss)	Distributions	Net income (loss)	Total compre-hensive income (loss)
Corporate Holding Entities	$444	$(7)	$(11)	$389	$(122)	$(48)
BPO	2,151	264	257	79	494	482
U.K. Student Housing	160	204	191	—	69	51
U.S. Retail	1,511	(22)	(22)	10	(126)	(101)
U.S. Manufactured Housing	266	572	572	675	183	183
Korea Mixed-use	211	364	304	—	105	28
U.K. Short Stay	546	(52)	26	—	(20)	108
Total	$5,289	$1,323	$1,317	$1,153	$583	$703
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

			Proportion of ownership interests/voting rights held by the partnership
(US$ Millions)	Principal activity	Principal place of business	Dec. 31, 2023	Dec. 31, 2022
Joint ventures
Stork Holdco LP	Property holding company	United Kingdom	50%	50%
Midtown New York Mixed-use Complex	Property holding company	United States	56%	56%
U.S. Retail JV Pool A	Property holding company	United States	50%	50%
Honolulu Shopping Center	Property holding company	United States	50%	50%
U.S. Retail JV Pool B	Property holding company	United States	51%	51%
U.S. Retail JV Pool C	Property holding company	United States	50%	50%
Bryant Park Office Tower	Property holding company	United States	50%	50%
Las Vegas Mall A	Property holding company	United States	50%	50%
U.S. Retail JV Pool D	Property holding company	United States	48%	48%
Las Vegas Mall B	Property holding company	United States	50%	50%
Other(1)	Various	Various	15% - 75%	15% - 68%

Associates
Other	Various	Various	16% - 50%	16% - 50%

Total
(1)Other joint ventures consists of approximately 50 joint ventures, each of which has a carrying value below $500 million.

The following table presents the change in the balance of the partnership’s equity accounted investments as of December 31, 2023 and 2022:

(US$ Millions) Years ended Dec. 31,	2023	2022
Equity accounted investments, beginning of year	$19,943	$20,807
Additions	476	100
Disposals and return of capital distributions	(863)	(967)
Share of net (losses) earnings from equity accounted investments	(94)	826
Distributions received	(212)	(263)
Foreign currency translation	220	(578)
Reclassification (to) assets held for sale	(54)	(276)
Impact of change in accounting basis(1)	—	(706)
Manager Reorganization(2)	—	1,061
Acquisition of Foreign Investments(2)	211	—
Other comprehensive income and other	(192)	(61)
Equity accounted investments, end of year	$19,435	$19,943
(1)The prior year includes the impact of change in accounting basis of assets that were accounted for under the equity method which are now accounted for as financial assets.
(2)See Note 32, Related Parties for further information on the Manager Reorganization and Acquisition of Foreign Investments.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Dec. 31, 2023			Dec. 31, 2022
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Office(1)	Discounted cash flow	7.4%	5.0%	11	6.4%	4.9%	11
Retail(2)	Discounted cash flow	6.6%	5.1%	10	6.6%	4.9%	10
LP Investments(3)	Discounted cash flow	7.7%	5.9%	10	7.8%	5.5%	10
(1)Included in our total Office portfolio are 16 premier office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.7%.
(2)Included in our total Retail portfolio are 19 Core premier retail centers with a weighted-average discount rate of 6.2%.
(3)The valuation method used to value multifamily investments is the direct capitalization method. At December 31, 2023, the overall implied capitalization rate used for properties using the direct capitalization method was 4.5% (December 31, 2022 - 4.2%). The terminal capitalization rate and investment horizon are not applicable.
The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as of December 31, 2023 and 2022:

	Dec. 31, 2023
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Carrying value
Joint ventures
Office	$2,314	$33,623	$5,412	$13,302	$17,223	$8,199
Retail	723	33,554	5,355	9,047	19,875	9,501
LP Investments	1,627	4,355	389	2,812	2,781	1,442
	4,664	71,532	11,156	25,161	39,879	19,142
Associates
LP Investments	64	552	22	80	514	293
	64	552	22	80	514	293
Total	$4,728	$72,084	$11,178	$25,241	$40,393	$19,435

	Dec. 31, 2022
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Carrying value
Joint ventures
Office	$1,602	$34,833	$3,037	$15,174	$18,224	$8,547
Retail	791	33,383	3,089	11,323	19,762	9,549
LP Investments	1,246	5,431	653	3,223	2,801	1,308
	3,639	73,647	6,779	29,720	40,787	19,404
Associates
LP Investments	183	2,705	109	1,057	1,722	539
	183	2,705	109	1,057	1,722	539
Total	$3,822	$76,352	$6,888	$30,777	$42,509	$19,943

Summarized financial information in respect of the partnership’s equity accounted investments for the years ended December 31, 2023, 2022 and 2021 is set out below:

	Year ended December 31, 2023
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net (loss) income	Other compre- hensive (loss) income	Partnership’s share of net (loss) income	Distributions received
Joint ventures
Office	$2,261	$1,564	$(1,924)	$50	$(1,177)	$(61)	$(434)	$112
Retail	2,002	1,446	166	55	777	(29)	269	16
LP Investments	1,499	1,532	228	(78)	117	12	94	67
	5,762	4,542	(1,530)	27	(283)	(78)	(71)	195
Associates
LP Investments	69	94	(104)	19	(110)	(50)	(50)	17
	69	94	(104)	19	(110)	(50)	(50)	17
Total	$5,831	$4,636	$(1,634)	$46	$(393)	$(128)	$(121)	$212
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

	Year ended December 31, 2022
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net income (loss)	Other compre- hensive income	Partnership’s share of net income (loss)	Distributions received
Joint ventures
Office	$1,849	$1,273	$259	$180	$1,015	$194	$550	$114
Retail	1,949	1,156	(290)	47	550	43	234	27
LP Investments	886	948	112	—	50	232	38	122
	4,684	3,377	81	227	1,615	469	822	263
Associates
LP Investments	230	244	8	—	(6)	69	4	—
	230	244	8	—	(6)	69	4	—
Total	4,914	3,621	89	227	1,609	538	826	263
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

	Year ended December 31, 2021
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Office	$1,917	$1,280	$686	$80	$1,403	$100	$644	$138
Retail	1,844	1,266	286	55	919	—	472	16
LP Investments	609	769	59	—	(101)	275	(46)	18
	4,370	3,315	1,031	135	2,221	375	1,070	172
Associates
LP Investments	103	174	(8)	7	(72)	949	(50)	—
	103	174	(8)	7	(72)	949	(50)	—
Total	$4,473	$3,489	$1,023	$142	$2,149	$1,324	$1,020	$172
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

NOTE 7. INVESTMENTS IN JOINT OPERATIONS
The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenues, and expenses of the properties in these consolidated financial statements:

		Place of incorporation and principal place of business	Ownership
Name of property	Principal activity		Dec. 31, 2023	Dec. 31, 2022
Brookfield Place - Retail & Parking	Property	Toronto	41%	56%
Brookfield Place - Office	Property	Toronto	82%	100%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(1)	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	25%	25%
Bay Adelaide East & West	Property	Toronto	38%	50%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
1 The Esplanade	Property	Perth	25%	25%
9 The Esplanade	Development property	Perth	50%	100%
111 Bourke Street	Property	Melbourne	50%	50%
240 Queen Street	Property	Brisbane	50%	50%
388 George Street	Property	Sydney	50%	50%
Shopping Patio Higienópolis	Property	São Paulo	25%	25%
Shopping Patio Higienópolis - Expansion	Property	São Paulo	32%	32%
Shopping Patio Higienópolis - Co-Invest	Property	São Paulo	5%	5%
Shopping Patio Higienópolis Expansion - Co-Invest	Property	São Paulo	6%	6%
G2-Infospace Gurgaon	Property	NCR-Delhi Region	72%	72%
(1)First Canadian Place in Toronto is subject to a ground lease with respect to 50% of the land on which the property is situated. At the expiry of the ground lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the property.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets in the UK and a portfolio of hotels in the U.S.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	1 to 50 +
Land improvements	15
Furniture, fixtures and equipment	1 to 20

Hospitality properties are accounted for under the revaluation model with revaluation to fair value performed annually at December 31. Significant unobservable inputs (Level 3) in estimating hospitality property values under the revaluation method include estimates of replacement cost and estimates of remaining economic life.

There were no impairment indicators for the years ended December 31, 2023 and December 31, 2022.

Hospitality properties with a fair value of approximately $3.3 billion are situated on land held under leases or other agreements largely expiring after the year 2065.

The following table presents the change to the components of the partnership’s hospitality assets from the beginning of the year:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Cost:
Balance, beginning of year	$9,050	$5,723
Additions	540	203
Disposals	(169)	(47)
Foreign currency translation	153	(363)
Manager Reorganization(1)	—	3,298
Acquisition of Foreign Investments(1)	945	—
Impact of deconsolidation due to loss of control and other(2)	(33)	236
	10,486	9,050
Accumulated fair value changes:
Balance, beginning of year	1,376	763
Revaluation gains, net(3)	647	634
Disposals	(37)	(1)
Foreign currency translation	45	(49)
Impact of deconsolidation due to loss of control and other(2)	(4)	29
	2,027	1,376
Accumulated depreciation:
Balance, beginning of year	(1,025)	(863)
Depreciation	(411)	(279)
Disposals	37	44
Foreign currency translation	(37)	76
Impact of deconsolidation due to loss of control and other(2)	8	(3)
	(1,428)	(1,025)
Total property, plant and equipment(4)	$11,085	$9,401
(1)See Note 32, Related Parties for further information on the Manager Reorganization and Acquisition of Foreign Investments.
(2)The current year includes the reclassification of a hospitality portfolio to held for sale. The prior year reflects the reclassification of a mixed-use asset out of assets held for sale, and the reclassification of a student housing asset to held for sale.
(3)Revaluation gains, net includes revaluation gains of $704 million (December 31, 2022 - $727 million) recorded as revaluation surplus in the consolidated statements of comprehensive income. It also includes revaluation losses in excess of revaluation surplus of $57 million (December 31, 2022 - $93 million) recorded in other fair value changes in the consolidated statements of income.
(4)Includes right-of-use assets of $304 million (December 31, 2022 - $305 million).

NOTE 9. GOODWILL
Goodwill of $1,450 million at December 31, 2023 (December 31, 2022 - $946 million) was primarily attributable to short-break destinations across the United Kingdom and Ireland (“U.K. Short Stay”) of $767 million (December 31, 2022 - $728 million), an office portfolio in Germany of $413 million (December 31, 2022 - nil), and a mixed-use asset in South Korea of $201 million (December 31, 2022 - $207 million). The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

The partnership tested the goodwill and trademark assets recorded as an intangible asset (Refer to Note 10, Intangible Assets), attributed to U.K. Short Stay for impairment as of December 31, 2023. The current year analysis uses a 10-year cash flow projection with a 3% long-term growth rate used to extrapolate cash flows after the third year, a discount rate derived from a market-based-weighted-average cost of capital, and a terminal capitalization rate derived from a market-based EBITDA multiple. Based on the impairment test, no impairment was recorded as the recoverable amount of the cash-generating unit of $5,202 million (2022 - $4,980 million) exceeded the carrying value of the cash-generating unit of $4,283 million (2022 - $4,124 million). The recoverable amount was determined based on a value-in-use approach based on a terminal capitalization rate of 5.9% (2022 - 6.2%) and a discount rate of 11.0% (2022 - 10.3%). A discount rate of 11.4% (2022 - 11.0%), a long-term growth rate of (1.7)% (2022 - (2.0)%), or a terminal capitalization rate of 7.7% (2022 - 8.0%) used in the impairment analysis would eliminate the headroom between the recoverable amount and carrying value of the cash-generating unit.

NOTE 10. INTANGIBLE ASSETS
These intangible assets primarily represent the trademark assets related to U.K. Short Stay.

The trademark assets of U.K. Short Stay had a carrying amount of $905 million as of December 31, 2023 (December 31, 2022 - $859 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of U.K. Short Stay is not subject to technological obsolescence or commercial innovations in any material way. Refer to Note 9, Goodwill for detail on the impairment analysis.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Management contracts	25
Customer relationships	22
Other	4 to 88

Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization is recorded as part of depreciation and amortization included in Direct Hospitality Expense. Refer to Note 25, Direct Hospitality Expense.

The following table presents the components of the partnership’s intangible assets as of December 31, 2023 and December 31, 2022:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Cost	$1,138	$1,017
Accumulated amortization	(84)	(51)
Balance, end of year	$1,054	$966

The following table presents a roll forward of the partnership’s intangible assets December 31, 2023 and December 31, 2022:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Balance, beginning of year	$966	$964
Acquisitions	9	5
Disposals	1	—
Amortization	(29)	(8)
Manager Reorganization(1)	—	108
Acquisition of Foreign Investments(1)	60	—
Foreign currency translation	49	(103)
Impact of deconsolidation due to loss of control and other(1)	(2)	—
Balance, end of year	$1,054	$966
(1)See Note 32, Related Parties for further information on the Manager Reorganization and Acquisition of Foreign Investments.

NOTE 11. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Securities - FVTPL	$3,240	$2,523
Derivative assets	192	170
Securities - FVTOCI	61	42
Other marketable securities	28	27
Restricted cash	581	584
Inventory	1,858	1,267
Accounts receivable	43	464
Other	167	140
Total other non-current assets	$6,170	$5,217
(1)Inventory with a fair value of $1.5 billion (December 31, 2022 - $1.2 billion) are pledged as security for property debt.

Securities - FVTPL
Securities - FVTPL primarily consists of the partnership’s investment in the Brookfield Strategic Real Estate Partners III (“BSREP III”) fund, with a carrying value of the financial asset at December 31, 2023 of $1,424 million (December 31, 2022 - $1,183 million). It also includes the partnership’s investment in a U.S. department store chain with a carrying value of the financial asset at December 31, 2023 of $551 million.

NOTE 12. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Derivative assets	$299	$124
Accounts receivable - net of expected credit loss of $63 million (December 31, 2022 - $63 million)	1,355	787
Restricted cash and deposits	326	342
Prepaid expenses	270	405
Inventory	131	176
Other current assets(1)	1,102	342
Total accounts receivable and other	$3,483	$2,176
(1)The partnership acquired a loan portfolio with a carrying value of $623 million as of December 31, 2023, which was secured by a portfolio of 75-multifamily assets in San Francisco in foreclosure.

NOTE 13. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of December 31, 2023 and December 31, 2022:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Investment properties	$1,673	$300
Property, plant and equipment	2	—
Equity accounted investments	127	276
Accounts receivables and other assets	50	—
Assets held for sale	1,852	576
Accounts payable and other liabilities	57	—
Liabilities associated with assets held for sale	$57	$—

The following table presents the change to the components of the assets held for sale from the beginning of the year:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Balance, beginning of year	$576	$10,510
Reclassification to assets held for sale, net	1,798	1,208
Disposals	(525)	(11,110)
Fair value adjustments	(67)	261
Foreign currency translation	1	(290)
Acquisition of Foreign Investments	47	—
Other	22	(3)
Assets held for sale	$1,852	$576

At December 31, 2022, assets held for sale included three malls in the U.S., two hospitality assets in the U.S., and one office asset in the U.S.

In the first quarter of 2023, the partnership sold two hospitality assets in the U.S. and one mall in the U.S for net proceeds of approximately $228 million.

In the second quarter of 2023, the partnership sold one hospitality asset in the U.S., one mall in the U.S., one office asset in Australia and one office asset in Germany for net proceeds of approximately $55 million.

In the third quarter of 2023, the partnership sold six office assets in Belgium, one office asset in the U.S. and one hospitality asset in the U.S for net proceeds of approximately $26 million.

In the fourth quarter of 2023, the partnership sold three malls in the U.S., one hospitality asset in the U.S and one office asset in Ireland for net proceeds of approximately $58 million.

At December 31, 2023, assets held for sale included five office assets in the U.S., four malls in the U.S., two hotels in the U.S. and one logistics asset in the U.S as the partnership intends to sell controlling interests in these assets to third parties in the next 12 months.

NOTE 14. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Dec. 31, 2023		Dec. 31, 2022
(US$ Millions)	Weighted- average rate	Debt balance	Weighted- average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	7.36%	$3,251	6.19%	$3,090
Brookfield Property Partners’ corporate bonds	4.67%	1,887	4.12%	1,847
BPYU term debt	7.96%	1,366	6.90%	1,514
Brookfield Properties Retail Holding LLC senior secured notes	5.20%	1,695	5.20%	1,695
Brookfield Properties Retail Holding LLC corporate facility	8.21%	508	7.17%	320
Brookfield Properties Retail Holding LLC junior subordinated notes	7.07%	198	5.86%	192
Subsidiary borrowings	6.85%	47	7.10%	458

Secured debt obligations:
Funds subscription credit facilities(1)	7.38%	3,638	6.19%	4,177
Fixed rate	4.40%	28,417	4.47%	16,155
Variable rate	8.05%	28,049	6.99%	29,416
Deferred financing costs		(344)		(302)
Total debt obligations		$68,712		$58,562

Current		$28,662		$19,704
Non-current		40,050		38,858
Total debt obligations		$68,712		$58,562
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2024 to 2025, however, excluding debt obligations on assets in receivership, the partnership has suspended contractual payment on approximately 1% of its non-recourse mortgages. The partnership is currently engaging respective creditors for certain assets with these negotiations. The partnership has, in certain instances, transferred properties securing these loans to the lenders. It is possible that certain additional properties securing these loans could be transferred to the lenders if the partnership is unsuccessful in ongoing negotiations with creditors.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Dec. 31, 2023			Dec. 31, 2022
(US$ Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. dollars	$43,788		$43,788	$44,049		$44,049
Euros	7,409		€6,711	96		€90
British pounds	6,240		£4,902	5,079		£4,203
Canadian dollars	3,967	C$	5,257	4,027	C$	5,455
Indian rupees	2,226	Rs	185,506	1,777	Rs	146,860
South Korean won	1,756	₩	2,280,000	1,808	₩	2,280,000
Brazilian reais	1,731	R$	8,380	554	R$	2,888
Australian dollars	1,310	A$	1,923	1,300	A$	1,908
Other currencies	629			174
Deferred financing costs	(344)			(302)
Total debt obligations	$68,712			$58,562

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2022	Debt obligation issuance, net of repayments	Assumed from business combinations	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Acquisition of Foreign Investments(1)	Other	Dec. 31, 2023
Debt obligations	$58,562	(1,304)	444	(372)	220	652	10,674	(164)	$68,712
(1)See Note 32, Related Parties for further information on the Acquisition of Foreign Investments.

NOTE 15. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of December 31, 2023 and 2022:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2023	Dec. 31, 2022
Operating Partnership Class A Preferred Equity Units:
Series 2	24,000,000	6.50%	$587	$575
Series 3	24,000,000	6.75%	564	556
New LP Preferred Units(1)	19,273,654	6.25%	474	474
BPO Class B Preferred Shares:
Series 1(2)	3,600,000	n/a	—	—
Series 2(2)	3,000,000	n/a	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	636,328	5.25%	16	21
Series 2	362,546	5.75%	7	10
Series 3	408,962	5.00%	8	12
Series 4	365,661	5.20%	7	10
Rouse Series A Preferred Shares	5,600,000	5.00%	145	142
Subsidiary Preferred Shares and Capital - Alstria Office Prime Portfolio GmbH & Co. KG (“Alstria Office Prime”)	19,472,214	See footnote (3)	109	—
Brookfield India Real Estate Trust (“India REIT”)	246,305,005	See footnote (4)	729	456
Capital Securities – Fund Subsidiaries			189	577
Total capital securities			$2,835	$2,833

Current			$795	$600
Non-current			2,040	2,233
Total capital securities			$2,835	$2,833
(1)New LP Preferred Units shares outstanding is presented net of intracompany shares held by the Operating Partnership.
(2)Class B, Series 1 and 2 capital securities - corporate are subsidiaries of Brookfield Corporation. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.
(3)The dividend rate pertaining to Alstria Office Prime is declared annually and is neither fixed or mandatory.
(4)The dividend rate pertaining to India REIT is equal to a minimum of 90% of net distributable cash flows.

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

Capital securities includes $474 million at December 31, 2023 (December 31, 2022 - $474 million) of preferred equity interests issued in connection with the Privatization which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

Capital securities also includes $145 million at December 31, 2023 (December 31, 2022 - $142 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $729 million at December 31, 2023 (December 31, 2022 - $456 million) of preferred equity interests held by third party investors in the India REIT, which have been classified as a liability, rather than as a non-controlling interest, due to the fact India REIT has a contractual obligation to make distributions to unitholders every six months at an amount no less than 90% of net distributable cash flows.

Capital securities also includes $109 million at December 31, 2023 (December 31, 2022 - n/a) which represents the equity from minority shareholders who are other limited partners in the subsidiary Alstria Office Prime. The equity of these limited partners is classified as a liability under IAS 32, rather than as non-controlling interest, due to each limited partner being contractually entitled to a severance payment equivalent to the NAV per share of the Alstria Office Prime, on their date of resignation.

Capital Securities - Fund Subsidiaries of $189 million (December 31, 2022 - $577 million) is comprised of co-investors interests in funds that can be redeemed for cash at specified dates at the co-investors election.

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

				Non-cash changes on capital securities
(US$ Millions)	Dec. 31, 2022	Capital securities issued	Capital securities redeemed	Fair value changes	Foreign currency translation and other	Acquisition of Foreign Investments(1)	Dec. 31, 2023
Capital securities	$2,833	$277	$(16)	$(386)	$(3)	$130	$2,835
(1)See Note 32, Related Parties for further information on the Acquisition of Foreign Investments.

Capital securities includes $22 million (December 31, 2022 - $33 million) repayable in Canadian Dollars of C$28 million (December 31, 2022 - C$45 million).

NOTE 16. INCOME TAXES
The partnership is a flow-through entity for tax purposes. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of net deferred tax liability are presented as follows:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Deferred income tax assets:
Non-capital losses (Canada)	$174	$102
Capital losses (Canada)	—	32
Net operating losses (United States)	672	570
Non-capital losses (foreign)	114	142
Tax credit carryforwards	35	61
Capital losses (United States)	685	758
Other	65	26
	1,745	1,691
Deferred income tax (liabilities):
Properties	(5,202)	(4,755)
	(5,202)	(4,755)
Net deferred tax (liability)	$(3,457)	$(3,064)

The changes in deferred tax balances are presented as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2022	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2023
Deferred tax assets	$1,691	$8	$7	$—	$33	$6	$1,745
Deferred tax (liabilities)	(4,755)	546	1	3	(80)	(917)	(5,202)
Net deferred tax (liability)	$(3,064)	$554	$8	$3	$(47)	$(911)	$(3,457)

		Recognized in
(US$ Millions)	Dec. 31, 2021	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2022
Deferred tax assets	$910	$810	$—	$—	$(29)	$—	$1,691
Deferred tax (liabilities)	(4,160)	(928)	—	143	190	—	(4,755)
Net deferred tax (liability)	$(3,250)	$(118)	$—	$143	$161	$—	$(3,064)

During 2023, the partnership and its subsidiaries have acquired an interest in the foreign investments owned by Brookfield Strategic Real Estate Partners (“BSREP”) IV resulting in a recognition of net deferred tax liabilities of approximately $880 million reflected in other balance sheet activity above. During 2022, the partnership and its subsidiaries had disposed of a corporate entity in BSREP II, as a result they had derecognized deferred tax liabilities of $143 million associated with that corporation.

The Holding Entities and their Canadian subsidiaries have deferred tax assets of $174 million (December 31, 2022 - $102 million) related to non-capital losses that will begin to expire in 2032, and nil (December 31, 2022 - $32 million) related to capital losses that have no expiry. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $672 million (December 31, 2022 - $570 million) related to net operating losses that will begin to expire in 2026. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $685 million (December 31, 2022 - $758 million) related to capital losses which will begin to expire in 2024. The holding entities and their foreign subsidiaries, mainly in India, South Korea and the United Kingdom, have deferred tax assets of $114 million (December 31, 2022 - $142 million) related to non-capital losses which will begin to expire in 2024.

The gross deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized are as follows:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Unused tax losses - gross
Net operating losses (United States)	$24	$24
Capital losses (foreign)	25	—
Net operating losses (foreign)	548	341
Other unrecognized tax attributes	37	37
Unrecognized deductible temporary differences, unused tax losses, and unused tax credits	$634	$402

The Holding Entities, their U.S. subsidiaries, and foreign subsidiaries have gross deductible temporary differences, unused tax losses, and unused tax credits which have not been recognized of $634 million (December 31, 2022 - $402 million) related to net operating losses and capital losses. Approximately $178 million of the foreign net operating losses will expire by 2031. The remaining foreign net operating losses have no expiry. The majority of the U.S. net operating losses will begin to expire in 2035.

The aggregate amount of gross temporary differences associated with investments and interests in joint arrangements in subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2023 is approximately $599 million (December 31, 2022 - $4 billion).

The major components of income tax expense include the following:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Current income tax expense	$135	$163	$134
Deferred income tax expense (benefit)	(554)	118	356
Income tax expense	$(419)	$281	$490

The decrease in income tax expense for the year ended December 31, 2023 compared to the prior year primarily relates to changes in pre-tax book income and restructuring of certain subsidiaries, partially offset by tax rate changes in jurisdictions in which the partnership holds investments.

Years ended Dec. 31,	2023	2022	2021
Statutory income tax rate	26%	26%	26%
Increase (decrease) in rate resulting from:
International operations subject to different tax rates	(12)%	(7)%	(7)%
Non-controlling interests in income of flow-through entities	(9)%	(2)%	(10)%
Change in tax rates applicable to temporary differences in other jurisdictions	14%	4%	2%
Other	(1)%	1%	1%
Effective income tax rate	18%	22%	12%

As the partnership is not subject to tax, the analyses used the applicable Canadian blended Federal and Provincial tax rate as the statutory income tax rate.

NOTE 17. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Accounts payable and accrued liabilities	$694	$824
Lease liabilities(1)	1,243	1,049
Derivative liabilities	185	371
Provisions	12	7
Deferred revenue	26	21
Loans and notes payable	28	171
Total other non-current liabilities	$2,188	$2,443
(1)For the year ended December 31, 2023, interest expense relating to total lease liabilities (see Note 18, Accounts Payable And Other Liabilities for the current portion) was $84 million (2022 - $58 million).

NOTE 18. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Accounts payable and accrued liabilities	$3,216	$2,852
Loans and notes payable	963	226
Derivative liabilities	977	167
Deferred revenue	473	436
Lease liabilities(1)	46	163
Other liabilities	66	33
Total accounts payable and other liabilities	$5,741	$3,877
(1)See Note 17, Other Non-Current Liabilities for further information on the interest expense related to these liabilities.

NOTE 19. EQUITY

The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, REUs, Special LP Unit and FV LTIP Units. In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”).

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

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	GP Units			LP Units
(Thousands of units), Years ended Dec. 31,	2023	2022	2021	2023	2022	2021
Outstanding, beginning of year	139	139	139	298,987	298,987	435,980
Privatization		—	—	—	—	(146,278)
Exchange LP Units exchanged	—	—	—	—	—	128
BPYU Units exchanged				—	—	8,922
Distribution reinvestment program	—	—	—	—	—	123
Issued under unit-based compensation plan	—	—	—	—	—	112
LP Units issued	—	—	—	22,061	—	—
Outstanding, end of year	139	139	139	321,048	298,987	298,987

b)Units of the Operating Partnership held by Brookfield Corporation

Redeemable/Exchangeable Partnership Units
There were 567,854,792 Redeemable/Exchangeable Partnership Units outstanding at December 31, 2023 and 529,473,303 outstanding at December 31, 2022 and 2021.

There were 5,797,155 Special LP Units outstanding at December 31, 2023 and 4,759,997 outstanding at December 31, 2022 and 2021.

c)FV LTIP Units
The partnership issued FV LTIP units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants in 2019. Each outstanding FV LTIP Unit vests over a period of five years and is redeemable for LP Units or a cash payment subject to a conversion adjustment. There were 772,537, 1,571,709 and 1,818,717 FV LTIP Units outstanding at December 31, 2023, 2022 and 2021, respectively.

d)Preferred Equity Units
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

During the year ended December 31, 2020, the partnership issued 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. In total $288 million of gross proceeds were raised and

$9 million in underwriting and issuance costs were incurred. At December 31, 2023, Preferred Equity Units had a total carrying value of $699 million (December 31, 2022 - $699 million).

e)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2023	2022	2021
Limited partners	$440	$419	$358
Holders of:
Redeemable/exchangeable partnership units	781	741	499
Special LP Units	8	7	5
Exchange LP Units	—	—	1
FV LTIP of the Operating Partnership	2	2	2
BPYU Units	—	—	13
Total distributions	$1,231	$1,169	$878
Per unit(1)	$1.40	$1.40	$1.05
(1)Per unit outstanding on the record date for each.

NOTE 20. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$14,447	$14,688
FV LTIP units of the Operating Partnership(1)	21	45
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Corporation(2)	2,708	2,490
Preferred equity of subsidiaries	4,314	2,772
Non-controlling interests in subsidiaries and properties	18,310	12,822
Total interests of others in operating subsidiaries and properties	25,332	18,084
Total non-controlling interests	$39,800	$32,817
(1)Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the Redeemable/Exchangeable Partnership Units changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Consolidated Statements of Changes in Equity.
(2)See Note 32, Related Parties for further information on the Manager Reorganization.

NOTE 21. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Base rent	$3,999	$3,153	$3,462
Straight-line rent	16	25	25
Lease termination	34	27	68
Other lease income(1)	728	662	662
Other revenue from tenants(2)	1,152	982	946
Total commercial property revenue	$5,929	$4,849	$5,163
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

The partnership leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend. Minimum rental commitments under non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Less than 1 year	$3,625	$2,933
1-5 years	10,576	9,266
More than 5 years	9,284	8,559
Total	$23,485	$20,758

NOTE 22. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

(US$ Millions)	2023	2022	2021
Room, food and beverage	$2,250	$1,300	$931
Other leisure activities	216	175	111
Other hospitality revenue	128	36	31
Total hospitality revenue	$2,594	$1,511	$1,073

NOTE 23. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Investment income	$274	$518	$476
Fee revenue	436	285	255
Interest income	179	88	37
Dividend income	66	114	77
Other	5	—	19
Total investment and other revenue	$960	$1,005	$864

NOTE 24. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Property maintenance	$867	$727	$713
Real estate taxes	644	548	580
Employee compensation and benefits	195	148	155
Depreciation and amortization	50	29	39
Lease expense(1)	18	11	11
Other(2)	562	389	433
Total direct commercial property expense	$2,336	$1,852	$1,931
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.
(2)For the twelve months ended December 31, 2023, the partnership recorded a loss allowance of $17 million (loss (recovery) allowance of $(11) million in 2022 and $49 million in 2021) in commercial property operating expenses.

NOTE 25. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Employee compensation and benefits	$576	$230	$160
Cost of food, beverage, and retail goods sold	344	245	158
Depreciation and amortization	390	258	269
Maintenance and utilities	161	105	99
Marketing and advertising	89	26	23
Other	530	277	201
Total direct hospitality expense	$2,090	$1,141	$910

NOTE 26. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Employee compensation and benefits	$648	$376	$360
Management fees	302	281	241
Transaction costs	80	26	48
Professional fees	169	92	97
Facilities and technology fees	62	43	47
Other	143	112	131
Total general and administrative expense	$1,404	$930	$924

NOTE 27. FAIR VALUE GAINS (LOSSES), NET
The components of fair value gains (losses), net, are as follows:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Commercial properties(1)	$(1,410)	$(1,122)	$1,791
Commercial developments	92	64	171
Incentive fees(2)	(22)	(45)	(24)
Financial instruments and other(3)	667	1,123	583
Total fair value (losses) gains, net	$(673)	$20	$2,521
(1)For the year ended December 31, 2023, includes fair value loss on right-of-use investment properties of $26 million (2022 - $2 million, 2021 - $5 million).
(2)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.
(3)For the year ended December 31, 2023, primarily includes fair value gains on our investment in a U.S. department store chain. The prior year includes fair value gains on a student housing portfolio.

NOTE 28. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive (loss) income consists of the following:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	$529	$(1,233)	$(467)
Reclassification of realized foreign currency translation gains to net income on disposition of foreign operations	7	189	27
(Losses) gains on hedges of net investments in foreign operations	(309)	539	163
Reclassification of hedges of net investment in foreign operations (losses) to net income on disposition of foreign operations	(83)	—	—
	144	(505)	(277)
Cash flow hedges
Gains on derivatives designated as cash flow hedges, net of income tax expense (benefit) of $(30) million (2022 - $(9) million; 2021 - $(12) million)	48	49	95
	48	49	95
Equity accounted investments
Share of unrealized foreign currency translations gains (losses) in respect of foreign operations	1	(1)	(2)
Share of (losses) gains on derivatives designated as cash flow hedges	(56)	129	56
	(55)	128	54
Items that will not be reclassified to net income:
Unrealized (losses) on securities - FVTOCI, net of income tax (expense) benefit of nil (2022 - $(2) million; 2021 - $59 million)	(18)	(26)	(33)
Share of revaluation surplus on equity accounted investments	6	113	354
Net remeasurement (losses) gains on defined benefit plan	(2)	1	—
Revaluation surplus, net of income tax (expense) of $(68) million (2022 –$(72) million; 2021 – $(120) million)	639	655	811
	625	743	1,132
Total other comprehensive income	$762	$415	$1,004

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

At December 31, 2023, the partnership had commitments totaling:
•approximately $21 million for the development of office assets in the U.S.; and

•approximately A$261 million ($178 million) for the development of office assets in Australia.

During 2013, the Corporation announced the final close on the $4.4 billion BSREP I fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of December 31, 2023, there remained approximately $139 million of uncontributed capital commitments.

In April 2016, the Corporation announced the final close on the $9.0 billion BSREP II fund to which the partnership had committed $2.3 billion as lead investor. As of December 31, 2023, there remained approximately $573 million of uncontributed capital commitments.

In November 2017, the Corporation announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund to which the partnership had committed $400 million as lead investor. As of December 31, 2023, there remained approximately $160 million of uncontributed capital commitments.

In September 2018, the Corporation announced the final close of the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of December 31, 2023, there remained approximately $99 million of uncontributed capital commitments.

In January 2019, the Corporation announced the final close on the $15.0 billion BSREP III fund to which the partnership has committed $1.0 billion. As of December 31, 2023, there remained approximately $253 million of uncontributed capital commitments.

In December 2022, the Corporation announced the final close on the $15.3 billion BSREP IV fund to which the partnership has committed $3.5 billion. As of December 31, 2023, there remained approximately $1.4 billion of uncontributed capital commitments. Refer to Note 32, Related Parties for further information.

In October of 2020, the Corporation announced the final close on the €619 million ($683 million) Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($110 million). As of December 31, 2023, all capital commitments have been contributed.

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

NOTE 30. LIQUIDITY AND CAPITAL MANAGEMENT
The capital of the partnership’s business consists of debt obligations, capital securities, preferred stock and equity. The partnership’s objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support its operations and reducing its weighted average cost of capital to improve its return on equity. As at December 31, 2023, capital totaled $120 billion (December 31, 2022 - $103 billion).

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

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2023. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership. The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2024 to 2025, however, excluding debt obligations on assets in receivership, the partnership has suspended contractual payment on approximately 1% of its non-recourse mortgages. The partnership is currently engaging respective creditors for certain assets with these negotiations. The partnership has, in certain instances, transferred properties securing these loans to the lenders. It is possible that certain additional properties securing these loans could be transferred to the lenders if the partnership is unsuccessful in ongoing negotiations with creditors.

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

The partnership’s principal liquidity needs for periods beyond the next year are for scheduled debt maturities, distributions, recurring and non-recurring capital expenditures, development costs, potential property acquisitions, capital contributions to operating subsidiaries and the partnership’s capital commitments to various funds. The partnership plans to meet these needs with one or more of: cash flows from operations; construction loans; creation of new funds; proceeds from sales of assets; proceeds from sale of non-controlling interests in subsidiaries and properties; and credit facilities and refinancing opportunities.

The table below presents the partnership’s contractual obligations as of December 31, 2023:

(US$ Millions)		Payments due by period
Dec. 31, 2023	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations(1)	$69,056	$28,824	$13,749	$6,859	$7,958	$5,822	$5,844
Capital securities	2,835	795	164	565	—	—	1,311
Lease obligations	5,196	66	63	63	63	64	4,877
Commitments(2)	258	182	73	2	—	1	—

Interest expense(3):
Debt obligations	10,307	3,765	2,172	1,575	1,035	529	1,231
Capital securities	1,530	169	128	125	86	88	934
Interest rate swaps	(17)	(20)	(3)	2	3	1	—
(1)Debt obligations gross of deferred financing costs of $344 million.
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

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2023 and 2022:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2023	Interest rate caps of US$ SOFR debt	$8,530	1.0% - 6.0%	Jan. 2024 - Mar. 2025	$70
	Interest rate swaps of US$ SOFR debt	7,729	3.3% - 5.2%	Aug. 2024 - Mar. 2027	41
	Interest rate caps of £ SONIA debt	1,750	1.0% - 7.0%	Apr. 2024 - Apr. 2025	40
	Interest rate swaps of £ SONIA debt	915	2.7% - 4.3%	Jan. 2024 - Oct. 2028	11
	Interest rate caps of € EURIBOR debt	3,190	0.3% - 5.0%	Mar. 2024 - Apr. 2030	51
	Interest rate caps of € ESTR debt	390	1.9%	Jan. 2024 - Oct. 2024	4
	Interest rate swaps of € EURIBOR debt	1,267	0.5% - 4.0%	Sep. 2025 - Apr. 2030	6
	Interest rate swaps of AUD BBSW/BBSY debt	724	3.9% - 4.5%	Sep. 2024 - Nov. 2028	(3)
	Other interest rate derivatives	312	4.5% - 9.8%	Aug. 2025 - Dec. 2027	—
Dec. 31, 2022	Interest rate caps of US$ LIBOR debt	$2,042	2.5% - 5.0%	May 2023 - Apr. 2027	$20
	Interest rate caps of US$ SOFR debt	3,989	1.0% - 6.0%	Aug. 2023 - Nov. 2024	74
	Interest rate swaps of US$ SOFR debt	2,500	3.7%	Dec. 2027	3
	Interest rate caps of £ SONIA debt	1,024	1.0% - 2.5%	Jul. 2024 - Mar. 2025	41
	Interest rate swaps of £ SONIA debt	804	2.7%	Jan. 2023 - Jul. 2024	20
	Interest rate caps of € EURIBOR debt	96	1.3%	Apr. 2023	—
	Interest rate caps of C$ LIBOR debt	177	4.0%	Oct. 2024	2
	Interest rate swaps of AUD BBSW/BBSY debt	132	5.3% - 5.8%	Apr. 2024	—

For the year ended December 31, 2023, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (December 31, 2022 - nil).

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2023 and 2022:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2023	Net investment hedges		€3,026	€0.89/$ - €0.98/$	Feb. 2024 - Dec. 2026	$(293)
	Net investment hedges		£1,758	£0.77/$ - £0.93/$	Jan. 2024 - Dec. 2026	(334)
	Net investment hedges	A$	230	A$1.48/$ - A$1.51/$	Feb. 2024 - Nov. 2025	(9)
	Net investment hedges	C¥	—	C¥6.59/$ - C¥6.77/$	Mar. 2025	(2)
	Net investment hedges	R$	9,351	R$4.92/$ - R$7.37/$	Jan. 2024 - Oct. 2026	(173)
	Net investment hedges	₩	820,473	₩1,214.55/$ - ₩1,410.00/$	Jun. 2024 - Jan. 2025	(19)
	Net investment hedges	Rs	69,151	Rs81.82/$ - Rs89.84/$	Jan. 2024 - May 2026	(19)
	Net investment hedges	HKD	709	HKD7.75/$ - HKD7.84/$	Mar. 2024 - Apr. 2026	—
	Net investment hedges		£375	£0.86/€	Jul. 2024	(4)
	Net investment hedges	C$	18	C$1.28/$ - C$1.34/$	Oct. 2024 - Jan. 2025	—
	Net investment hedges	CNH	4,022	CNH6.54/$ - CNH7.02/$	Jun. 2024 - Oct. 2026	1
	Net investment hedges	SEK	1,953	SEK10.03/$ - SEK11.01/$	Sep. 2024 - Nov. 2026	(10)
	Cross currency swaps of C$ LIBOR debt	C$	2,500	C$1.25/$ - C$1.34/$	Mar. 2024 - Feb. 2028	(16)
Dec. 31, 2022	Net investment hedges		€105	€0.91/$ - €1.02/$	Feb. 2023 - Dec. 2025	$(7)
	Net investment hedges		£1,319	£0.76/$ - £0.93/$	Jan. 2023 - Jul. 2023	(243)
	Net investment hedges	A$	—	A$1.49/$ - A$1.55/$	May 2023	(1)
	Net investment hedges	C¥	2,703	C¥6.59/$ - C¥6.99/$	Jun. 2023 - Mar. 2025	(9)
	Net investment hedges	R$	908	R$6.24/$ - R$7.00/$	May 2023 - Dec. 2024	(22)
	Net investment hedges	₩	820,473	₩1,283.60/$ - ₩1,410.00/$	Jan. 2023 - Nov. 2024	(42)
	Net investment hedges	Rs	84,251	Rs79.4/$ - Rs89.84/$	Mar. 2023 - Jul. 2024	(5)
	Net investment hedges		£374	£0.86/€	Jul. 2023	(16)
	Cross currency swaps of C$ LIBOR debt	C$	2,500	C$1.25/$ - C$1.38/$	Jul. 2023 - Jan. 2027	(45)

For the years ended December 31, 2023 and 2022, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of December 31, 2023 and 2022:

(US$ millions)	Derivative type	Notional(1)	Rates	Maturity dates	Fair value
Dec. 31, 2023	Interest rate caps	$20,706	1.0% - 9.9%	Jan. 2024 - Aug. 2026	$(32)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(21)
	Interest rate swaps of US$ debt	1,597	3.3% - 4.1%	Mar. 2025 - Mar. 2028	19
Dec. 31, 2022	Interest rate caps	$7,622	2.0% - 6.0%	Jan. 2023 - Nov. 2032	$30
	Interest rate swaps on forecasted fixed rate debt	335	3.6% - 5.3%	Jun. 2023	(21)
(1)The notional contract amounts of interest rate caps not designated as hedges for accounting purposes indicate the notional value of transactions outstanding at the balance sheet date including both bought and sold interest rate caps. They do not represent amounts at risk.

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

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the consolidated financial statements:

		Dec. 31, 2023		Dec. 31, 2022
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$1,792	$1,792	$686	$686
Other non-current assets
Securities - FVTPL	FVTPL	3,240	3,240	2,523	2,523
Derivative assets	FVTPL	192	192	170	170
Accounts receivable	Amortized cost	43	43	464	464
Securities - FVTOCI	FVTOCI	61	61	42	42
Other marketable securities	Amortized cost	28	28	27	27
Restricted cash	Amortized cost	581	581	584	584
Current assets
Loans in foreclosure(1)	FVTPL	622	622	—	—
Securities - FVTOCI	FVTOCI	25	25	36	36
Derivative assets	FVTPL	299	299	124	124
Accounts receivable(2)	Amortized cost	1,355	1,355	787	787
Restricted cash	Amortized cost	326	326	342	342
Cash and cash equivalents	Amortized cost	2,341	2,341	4,020	4,020
Total financial assets		$10,905	$10,905	$9,805	$9,805
Financial liabilities
Debt obligations(3)	Amortized cost	$68,712	$68,291	$58,562	$57,790
Capital securities	Amortized cost	2,646	2,646	2,256	2,256
Capital securities - fund subsidiaries	FVTPL	189	189	577	577
Other non-current liabilities
Loan payable	FVTPL	28	28	171	171
Accounts payable	Amortized cost	694	694	824	824
Derivative liabilities	FVTPL	185	185	371	371
Accounts payable and other liabilities
Accounts payable and other(4)	Amortized cost	3,216	3,216	2,852	2,852
Loans and notes payable	Amortized cost	963	963	226	226
Derivative liabilities	FVTPL	977	977	167	167
Total financial liabilities		$77,610	$77,189	$66,006	$65,234
(1)Loans secured by a portfolio of 75 multifamily assets in San Francisco in foreclosure as of December 31, 2023.
(2)Includes other receivables associated with assets classified as held for sale on the consolidated balance sheets in the amounts of $49 million and nil as of December 31, 2023 and December 31, 2022, respectively.
(3)Includes debt obligations associated with assets classified as held for sale on the consolidated balance sheets in the amount of nil and nil as of December 31, 2023 and December 31, 2022, respectively.
(4)Includes accounts payable and other liabilities associated with assets classified as held for sale on the consolidated balance sheets in the amount of $57 million and nil as of December 31, 2023 and December 31, 2022, respectively.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2023				Dec. 31, 2022
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities designated as FVTPL	$36	$904	$2,923	$3,863	$10	$305	$2,208	$2,523
Securities designated as FVTOCI	24	—	62	86	36	—	42	78
Derivative assets	3	486	2	491	—	294	—	294
Total financial assets	$63	$1,390	$2,987	$4,440	$46	$599	$2,250	$2,895

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$189	$189	$—	$—	$577	$577
Derivative liabilities	—	1,162	—	1,162	—	538	—	538
Total financial liabilities	$—	$1,162	$189	$1,351	$—	$538	$577	$1,115

The following table presents the valuation techniques and inputs of the partnership’s Level 2 assets and liabilities:

Type of asset/liability	Valuation technique
Foreign currency forward contracts	Discounted cash flow model - forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at a credit adjusted rate
Interest rate contracts	Discounted cash flow model - forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

The table below presents the valuation techniques and inputs of Level 3 assets:

Type of asset/liability	Valuation techniques	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Securities - FVTPL/FVTOCI	Net asset valuation	(a) Forward exchange rates (from observable forward exchange rates at the end of the reporting period) (b) Discount rate	(a) Increases (decreases) in the forward exchange rate would increase (decrease) fair value (b) Decreases (increases) in the discount rate would increase (decrease) fair value

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of December 31, 2023 and 2022:

	Dec. 31, 2023		Dec. 31, 2022
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	$2,250	$577	$2,033	$859
Additions	303	—	353	—
Dispositions	(29)	—	(222)	—
Fair value (losses) gains, net and OCI	454	(408)	86	(292)
Acquisition of Foreign Investments	22	—	—	—
Other	(13)	20	—	10
Balance, end of year	$2,987	$189	$2,250	$577

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

The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the partnership’s variable rate liabilities and fixed rate debt maturing within one year:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Variable rate property debt	$336	$367
Fixed rate property debt due within one year	97	35
Total	$433	$402

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

The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	Dec. 31, 2023
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	(423)	$32	$—
Australian Dollar	A$	1,195	(81)	—
British Pound		£4,162	(530)	—
Euro		€1,322	(146)	—
Brazilian Real	R$	710	(15)	—
Indian Rupee	Rs	342	—	—
Hong Kong Dollar	HK$	15	—	—
Chinese Yuan	C¥	310	(4)	—
South Korean Won	₩	315	—	—
United Arab Emirates Dirham	AED	402	(11)	—
Czech Koruna	CZK	31	—	—
Poland Zloty	PLN	—	—	—
Total			$(755)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2022
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	142	$(11)	$—
Australian Dollar	A$	1,560	(106)	—
British Pound		£4,059	(490)	—
Euro		€690	(74)	—
Brazilian Real	R$	3,129	(60)	—
Indian Rupee	Rs	33,212	(40)	—
Chinese Yuan	C¥	2,554	(37)	—
South Korean Won	₩	417,865	(33)	—
United Arab Emirates Dirham	AED	1,287	(35)	—
Total			$(886)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2021
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	339	$(27)	$—
Australian Dollar	A$	1,708	(124)	—
British Pound		£6,375	(863)	—
Euro		€1,297	(147)	—
Brazilian Real	R$	745	(13)	—
Indian Rupee	Rs	617	(1)	—
Chinese Yuan	C¥	730	(11)	—
South Korean Won	₩	289,443	(24)	—
United Arab Emirates Dirham	AED	342	(9)	—
Czech Koruna	CZK	5	—	—
Hungarian Forint	HUF	5	—	—
Total			$(1,219)	$—
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

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Corporation. Pursuant to a Master Services Agreement, which was amended in connection with the Privatization, the partnership pays a management fee (“base management fee”), to the service providers. For the third and fourth quarters of 2021, the management fee was calculated one quarter in arrears based on the equity attributable to Unitholders of the Office, Retail and Corporate segments. Prior to the Privatization, the partnership paid a base management fee equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million, plus annual inflation adjustments. Currently, the management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for the partnership’s Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of CanHoldco and (b) any fees payable by us in connection with our commitment to private real estate funds of any Service Providers but for the election by us for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable). In connection with the 2018 acquisition of all of the outstanding common stock of GGP, the Master Services Agreement was amended so that the base management fee took into account any management fee payable by BPYU under its master services agreement with Brookfield Corporation and certain of its subsidiaries. For the year ended December 31, 2023, the partnership paid a base management fee of $195 million (2022 - $223 million; 2021 - $155 million).

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

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	$(112)	$(110)
Loans and notes receivable	112	273
Receivables from Brookfield Corporation	874	—
Deposit payable to Brookfield Corporation(1)	(352)	—
Property-specific obligations	(1,473)	(1,724)
Corporate borrowings	(1,076)	(555)
Loans and notes payable and other liabilities	(901)	(871)
Preferred shares held by Brookfield Reinsurance Ltd. (”BNRE”)	(1,600)	—
Preferred shares held by Brookfield Corporation	(2,708)	(2,490)
Brookfield Corporation interest in Canholdco	(1,415)	(1,759)
(1) As of December 31, 2023, a $352 million on-demand deposit was payable to Brookfield Corporation, provided for in the deposit agreement with a $3.0 billion limit between the partnership and Brookfield Corporation.

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
Transactions with related parties:
Commercial property revenue(1)	$57	$53	$35
Management fee income	163	92	42
Income from equity accounted investments	—	(22)	26
Interest expense on debt obligations	116	20	24
Capital calls, net funded by BNRE(5)	69	—	—
General and administrative expense(2)	345	327	271
Construction costs(3)	(66)	(68)	132
Return of capital distributions on Brookfield Corporation’s interest in Canholdco	—	118	176
Distributions on Brookfield Corporation’s interest in Canholdco	49	113	369
Incentive Fees(4)	22	45	35
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
(5)BNRE, which is accounted for under the equity method by the Corporation, has an additional commitment in BSREP IV.

In August 2023, in a series of related transactions the partnership issued $1.6 billion of mandatory convertible non-voting preferred shares which are now held by a wholly-owned subsidiary of BNRE, as part of the capitalization of Brookfield’s insurance business. Upon conversion, it is expected that BNRE will assume a partial interest in the partnership’s LP interest in BSREP IV. The partnership will continue to consolidate its LP interest in BSREP IV until conversion, as its contractual rights and exposure to variable returns to BSREP IV and its underlying investments remains unchanged. The partnership received $1.6 billion in notes receivable as consideration in these transactions. There were two capital calls in September and December of $263 million and $101 million, respectively, in respect to BSREP IV investments which were funded by the partial paydown of the note receivable.

In June 2023, the partnership sold partial interests in six office assets to BNRE, including partial interest in three assets in the U.S. for net proceeds of approximately $306 million and three assets in Canada for net proceeds of approximately C$405 million ($306 million).

In May 2023, there was a $507 million capital call in respect to BSREP IV investments. The partnership funded the capital call through the issuance of LP Units, Special LP Units and REUs to Brookfield Corporation.

On January 1, 2023, the partnership acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of Brookfield Corporation (“Acquisition of Foreign Investments”) for consideration of $588 million through the issuance of a non-interest bearing note. In February 2023, there was a $530 million capital call in respect to BSREP IV’s

U.S. and foreign investments. The partnership repaid the non-interest bearing note and funded the capital call through the issuance of LP Units, Special LP Units and REUs to Brookfield Corporation. Brookfield Corporation retained an identical indirect economic interest in the BSREP IV investment before and after the transaction.

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through Brookfield Asset Management Ltd. (“Manager”), by way of a plan of arrangement (the “Manager Distribution”). The transaction resulted in the division of Brookfield into two publicly traded companies – the Manager under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation whereby the partnership redeemed $1 billion of preferred units issued by a subsidiary of the partnership and acquired certain LP interests in several real estate funds and other investment interests from Brookfield Corporation (“Manager Reorganization”) for net consideration of $2,475 million through the issuance of Class D junior preferred shares, Series 1 and 2 of a subsidiary of the partnership, Brookfield BPY Holdings Inc. (“CanHoldco Class D Junior Preferred Shares”), to Brookfield Corporation. The LP interests and other investment interests acquisitions, including related working capital balances acquired, were accounted for as a business acquisition under common control, as discussed in Note 2, Material Accounting Policies, whereby the partnership records assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity.

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

NOTE 34. SEGMENT INFORMATION
a)Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. The partnership’s operating segments are organized into four reportable segments: i) Office, ii) Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

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
c) Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the years ended December 31, 2023, 2022, and 2021.

(US$ Millions)	Total revenue			FFO
Years ended Dec. 31,	2023	2022	2021	2023	2022	2021
Office	$1,998	$2,210	$2,198	$185	$325	$539
Retail	1,559	1,557	1,510	345	626	450
LP Investments	5,678	3,593	3,387	(98)	288	179
Corporate	248	5	5	(756)	(653)	(590)
Total	$9,483	$7,365	$7,100	$(324)	$586	$578

The following summary presents the detail of total revenue from the partnership’s operating segments for the years ended December 31, 2023, 2022 and 2021:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2023
Office	$1,340	$463	$27	$168	$1,998
Retail	1,152	278	—	129	1,559
LP Investments	2,286	410	2,567	415	5,678
Corporate	—	—	—	248	248
Total	$4,778	$1,151	$2,594	$960	$9,483

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2022
Office	$1,373	$469	$22	$346	$2,210
Retail	1,138	264	—	155	1,557
LP Investments	1,357	248	1,489	499	3,593
Corporate	—	—	—	5	5
Total	$3,868	$981	$1,511	$1,005	$7,365

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2021
Office	$1,467	$442	$9	$280	$2,198
Retail	1,113	259	—	138	1,510
LP Investments	1,639	243	1,064	441	3,387
Corporate	—	—	—	5	5
Total	$4,219	$944	$1,073	$864	$7,100

The following summaries presents share of net earnings from equity accounted investments and interest expense from the partnership’s operating segments for the years ended December 31, 2023, 2022, and 2021.

(US$ Millions)	Share of net (losses) earnings from equity accounted investments			Interest expense
Years ended Dec. 31,	2023	2022	2021	2023	2022	2021
Office	$(434)	$550	$644	$(896)	$(723)	$(570)
Retail	269	234	472	(810)	(660)	(649)
LP Investments	44	42	(96)	(2,722)	(1,000)	(1,069)
Corporate	—	—	—	(395)	(300)	(305)
Total	$(121)	$826	$1,020	$(4,823)	$(2,683)	$(2,593)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of December 31, 2023 and 2022:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
Office	$31,942	$34,039	$16,726	$17,581	$8,199	$8,547
Retail	30,722	30,363	13,528	13,850	9,501	9,674
LP Investments	67,223	47,458	45,203	32,146	1,735	1,722
Corporate	1,690	656	7,533	7,202	—	—
Total	$131,577	$112,516	$82,990	$70,779	$19,435	$19,943

The following summary presents a reconciliation of FFO to net income for the years ended December 31, 2023, 2022, and 2021:

(US$ Millions) Years ended Dec. 31,	2023	2022	2021
FFO(1)	$(324)	$586	$578
Add (deduct):
Fair value (losses) gains, net	(673)	20	2,521
Share of equity accounted (losses) income - non-FFO	(765)	120	404
Depreciation and amortization of real-estate assets	(320)	(190)	(203)
Income tax benefit (expense)	419	(281)	(490)
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	430	(387)	(1,534)
Net (loss) income attributable to unitholders(2)	(1,233)	(132)	1,276
Non-controlling interests of others in operational subsidiaries and properties	(616)	1,128	2,223
Net (loss) income	$(1,849)	$996	$3,499
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

The following summary presents financial information by the partnership’s geographic regions in which it operates:

	Total revenue for the years ended Dec. 31,			Total non-current assets as at Dec. 31,
(US$ Millions)	2023	2022	2021	2023	2022
United States	$6,151	$4,740	$4,911	$75,896	$76,145
Canada	509	491	421	4,898	5,120
Australia	198	360	322	2,688	2,338
Europe	1,774	1,151	887	25,201	11,949
Brazil	207	102	71	3,143	1,411
China	41	5	3	1,429	389
India	355	288	274	5,100	4,014
South Korea	248	228	211	3,814	3,745
United Arab Emirates	—	—	—	367	319
Total	$9,483	$7,365	$7,100	$122,536	$105,430

NOTE 35. SUBSEQUENT EVENTS

On January 18, 2024, the partnership acquired a portfolio of 75-multifamily assets in San Francisco in a foreclosure process. Loans secured by the portfolio were initially acquired on December 28, 2023 and were presented in Other current assets within Note 12, Accounts Receivable And Other with a carrying value of $623 million as of December 31, 2023.

On January 29, 2024, the Board of Directors declared the following quarterly distribution on the partnership’s:

–LP Units of $0.345 per unit ($1.38 on an annualized basis) payable on March 31, 2024 to unitholders of record at the close of business on February 28, 2024;

–Class A Cumulative Redeemable Perpetual Units, Series 1, $0.40625 per unit ($1.625 on an annualized basis) payable on March 31, 2024 to unitholders of record at the close of business on March 1, 2024;

–Class A Cumulative Redeemable Perpetual Units, Series 2, $0.3984375 per unit ($1.59375 on an annualized basis) payable on March 31, 2024 to unitholders of record at the close of business on March 1, 2024;

–Class A Cumulative Redeemable Perpetual Units, Series 3, $0.359375 per unit ($1.4375 on an annualized basis) payable on March 31, 2024 to unitholders of record at the close of business on March 1, 2024; and

–New LP Preferred Units, $0.390625 per unit ($1.5625 on an annualized basis) payable on March 31, 2024 to unitholders of record at the close of business on March 1, 2024.

On February 29, 2024, the partnership repaid C$600 million of five-year notes, which carried an interest rate of 4.30%. Concurrently, the partnership also paid approximately C$13 million of accrued interest thereon.

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION
The table below presents the partnership’s number of commercial properties, the related fair value, debt obligations, weighted average year of acquisition and weighted average year of construction by asset class as of December 31, 2023.

	Dec. 31, 2023
	Number of properties	Fair value(1)	Debt(2)	Weighted average year of acquisition(3)	Weighted average year of construction(3)
(US$ millions, except where noted)

Office	63	$19,776	$13,513	2006	1996
Retail	53	19,353	12,610	2018	1976
Opportunistic Office	296	19,861	14,004	2020	1986
Opportunistic Retail	16	1,719	826	2015	1977
Logistics	61	1,956	996	2022	2003
Multifamily	21	2,583	1,965	2020	1992
Self-storage	20	110	61	2022	1997
Alternatives	1	75	195	2022	1960
Student Housing	41	1,860	1,268	2021	2012
Manufactured Housing	175	3,742	2,302	2018	1974
Mixed-use	7	3,196	1,859	2016	2010
Secondaries	67	1,745	943	2022	1988
Single Family Rental	83	48	1	2023	2023
Triple Net Lease	8	233	92	2023	2023
Total	912	$76,257	$50,635	2016	1988
(1)Excludes right-of-use assets, development properties and land/parking lots with a fair value of $6,658 million.
(2)Excludes debt related to development properties and land in the amount of $1,662 million, unsecured and corporate facilities of $8,935 million, debt on hospitality assets of $7,824 million and deferred financing costs of $344 million.
(3)Weighted against the fair value of the properties at December 31, 2023.