Form 20-F
period 2024-12-31
Brookfield Property Partners L.P.
filed 2025-03-21
CIK 1545772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, there were outstanding 7,360,000 6.50% Class A Cumulative Redeemable Perpetual Units, Series 1, 10,000,000 6.375% Class A Cumulative Redeemable Perpetual Units, Series 2, 11,500,000 5.750% Class A Cumulative Redeemable Perpetual Units, Series 3, and 26,571,651 6.25% Class A Cumulative Redeemable Preferred Units, Series 1.

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

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this Form 20-F using a number of conventions, which you should consider when reading the information contained herein. Unless otherwise indicated or the context otherwise requires, in this Form 20-F:

•all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property; and

•all information on financial results is presented in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”)(“IFRS Accounting Standards”), other than certain non-IFRS Accounting Standards financial measures which are defined under “Use of Non-IFRS Accounting Standards Measures” below.

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

•“Brookfield” are to Brookfield Corporation and any subsidiary of Brookfield Corporation, other than us and, unless the context otherwise requires, includes Brookfield Asset Management;

•“Brookfield Asset Management” or “BAM” or “the Manager” are to Brookfield Asset Management Ltd.;

•“Brookfield Wealth Solutions” or “BWS” are to Brookfield Wealth Solutions Ltd. formerly referred to as Brookfield Reinsurance Ltd. or BNRE.

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

•“Service Recipients” are to our company, the Property Partnership, the Holding Entities and, at the option of the Holding Entities, any wholly-owned subsidiary of a Holding Entity excluding any operating entity; and

•“Spin-off” are to the special dividend of LP Units by Brookfield Corporation on April 15, 2013 as described under Item 4.A. “Information on the Company - History and Development of the Company."

Financial Information

The financial information contained in this Form 20-F is presented in U.S. Dollars and, unless otherwise indicated, has been prepared in accordance with IFRS Accounting Standards as issued by the IASB. Amounts in “$” are to U.S. Dollars and amounts in Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”), United Arab Emirates Dirham (“AED”), Hong Kong Dollar (“HK$”), Swedish Krona (“SEK”) and Polish Zloty (“zł”) are identified where applicable.

Use of Non-IFRS Accounting Standards Measures

To measure our performance, we focus on net operating income (“NOI”), funds from operations (“FFO”), and equity attributable to Unitholders. These performance metrics do not have standardized meanings prescribed by IFRS Accounting Standards as issued by the IASB and therefore may differ from similar metrics used by other companies. We define each of these measures as described under Item 5.A. “Operating and Financial Review and Prospects - Non-IFRS Accounting Standards Financial Measures."

    Under Item 5.A. “Operating and Financial Review and Prospects - Operating Results - Reconciliation of Non-IFRS Accounting Standards Measures”, we provide a reconciliation to net income (loss) for the periods presented. We urge you to review the IFRS Accounting Standards financial measures in this Form 20-F, including the financial statements, the notes thereto and the other financial information contained herein, and not to rely on any single financial measure to evaluate our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could."

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

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; risks relating to trends in the office real estate industry; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; risks related to climate change; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

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

We are subject to interest rate risk and a rise in interest rates will adversely affect us and the value of an investment in our units, the New LP Preferred Units and our operational cash flows.

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

•we may not be able to refinance indebtedness on our properties at maturity due to business and market factors, including: disruptions in the capital and credit markets (including the rise in interest rates); the estimated cash flows of our properties and other assets; the value of our properties and other assets; and financial, competitive, business and other factors, including factors beyond our control; and

•if refinanced, the terms of a refinancing may not be as favorable as the original terms of the related indebtedness and may require debt paydowns in order to secure the refinancing.

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

In addition, our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage of rent payable by certain retail tenants and adversely affect our revenues and cash flows. Additionally, our retail tenants are dependent on perceptions by retailers and shoppers of the safety, convenience and attractiveness of our retail properties. If retailers and shoppers perceive competing properties and other retailing options such as the internet to be more convenient or of a higher quality, our revenues may be adversely affected.

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

Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non-tropical storms. We own buildings in locations that may be particularly susceptible to climate stress events or adverse localized effects of climate change, including but not limited to sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations or the operations of our tenants and negatively impact our financial performance. To the extent these events result in significant damage to or closure of one or more of our buildings, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. Although we work to mitigate these risks by securing adequate insurance to cover damage that may be incurred through adverse weather incidents or business interruption, through our annual capital planning processes that assess resiliency factors related to climate change such as mitigating potential physical risks, increasing our properties’ energy efficiency, evaluating equipment end of life, increasing asset competitiveness and by taking up technologies that seek to lower our overall greenhouse gas (“GHG”) emissions, we can provide no assurance that such efforts will be effective.

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

The Investment Company Act and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. Our company has not been and does not intend to become regulated as an investment company and our company intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that our company is not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans, we will be limited in the types of acquisitions that we may make and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. Moreover, if anything were to happen that would potentially cause our company to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as intended, agreements and arrangements between and among us and Brookfield would be impaired and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of our company and the Holding Entities, the amendment of our limited partnership agreement or the termination of our company, any of which would materially adversely affect the value of our units. In addition, if our company were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment would materially adversely affect the value of our units. See Item 10.E. “Additional Information - Taxation - U.S. Tax Considerations - Partnership Status of Our Company and the Property Partnership."

Risks Relating to Our Relationship with Brookfield

Brookfield exercises full control over us and we are highly dependent on the Service Providers.

On July 26, 2021, Brookfield Corporation acquired all of our LP Units. Since that time, our LP Units are no longer publicly traded and BPY is a wholly-owned subsidiary of Brookfield Corporation. Brookfield is also the sole shareholder of the BPY General Partner. As a result of its ownership of BPY and the BPY General Partner, Brookfield fully controls our and their activities (including the appointment and removal of directors) and exercises controlling influence over Property Partnership, for which our company is the managing general partner. In addition, the Service Providers, which are subsidiaries of Brookfield, provide management and administration services to us pursuant to our Master Services Agreement. Our company and the Property Partnership depend on the management and administration services provided by or under the direction of the Service Providers. Brookfield personnel that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of our company or the Property Partnership or to act exclusively for either of us. Such Service Providers are also expected to exercise their discretionary authority over BPY’s assets and governance more broadly, taking into account Brookfield’s own broader business interests given that BPY is a wholly-owned subsidiary of Brookfield, to cause BPY to enter into transactions that benefit Brookfield directly and that are likely to favor Brookfield advisory clients over us. In seeking to manage business activities efficiently, the Service Providers have discretion to apply certain restrictions to our investment and other activities, but not to those of Brookfield’s advisory clients, considering the relevant facts and circumstances it deems appropriate. As a result of the protections under the U.S. Investment Advisers Act of 1940 (the “Advisers Act”) afforded to Brookfield’s advisory clients no longer applying to BPY and our preferred unitholders, and due to Brookfield’s 100% ownership and control of BPY, Brookfield’s interests will significantly influence the Service Providers’ conduct and approach to these determinations. It is therefore possible that the outcome for BPY and our subsidiaries will be less favorable than otherwise would have been the case. Any failure to effectively manage our business operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations.

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all investment opportunities that Brookfield identifies.

Our ability to grow depends in part on Brookfield’s ability to identify and present us with acquisition opportunities. However, Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of acquisitions. There are a number of factors that could materially and adversely impact the extent to which suitable acquisition opportunities are made available to us by Brookfield. For example, it is an integral part of Brookfield’s (and our) strategy to pursue acquisitions through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. As noted elsewhere, given that we are a wholly-owned subsidiary of Brookfield, it will take its broader interests into account when making acquisition decisions for BPY and will likely make recommendations and determinations that are different than those taken for Brookfield advisory clients or that it would make under different circumstances. Additionally, the same professionals within Brookfield’s organization that are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us.

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

Operating as a wholly-owned subsidiary of Brookfield involves a number of relationships that will give rise to conflicts of interest between us and our preferred unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of our partnership and our preferred unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisers and service providers. In addition, BPY has begun a program of asset dispositions which includes asset sales to certain Brookfield advisory clients, and the terms of such dispositions will be determined by Brookfield in its sole discretion, and Brookfield will generally not seek consent from our preferred unitholders for these dispositions unless required to do so by law. These conflicts of interest considerations are described in detail under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest and Significantly Limited Fiduciary Duties."

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

The BPY General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether our company will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take action that would have the effect of increasing distributions and fees payable to it, which may be to the detriment of our company and our preferred unitholders.

Our arrangements with Brookfield are managed in the context of a wholly-owned subsidiary relationship and may contain terms that are less favorable than those which otherwise might have been obtained from unrelated parties.

The terms of our arrangements with Brookfield were revised by Brookfield in the context of the Privatization. While the BPY General Partner’s independent directors are aware of the terms of these arrangements and approved of the arrangements on our behalf, they did not negotiate the terms. These terms, including terms relating to compensation, contractual duties, conflicts of interest and Brookfield’s ability to engage in outside activities, including activities that compete with us, our activities and limitations on liability and indemnification, may be less favorable than otherwise might have resulted if the negotiations had involved unrelated parties. We are no longer an advisory client of Brookfield for purposes of the Advisers Act, and therefore Brookfield’s fiduciary duty to us will be limited significantly by the terms of our remaining agreements with Brookfield and the disclosures herein. As a result, our preferred unitholders will not receive the protection of the Advisers Act with respect to the services provided by Brookfield. In particular, as noted elsewhere, given that we are a wholly-owned subsidiary of Brookfield, it will take its broader interests into account when making decisions for BPY and will likely make recommendations and determinations that are different than those taken for Brookfield advisory clients or that it would make under different circumstances.

Circumstances may arise in which these arrangements will need to be amended, or new arrangements will need to be entered into, and conflicts of interest between our preferred unitholders and Brookfield will arise in negotiating such new or amended arrangements. Brookfield will generally not seek consent for these arrangements unless required to do so by law or otherwise determined appropriate in Brookfield’s discretion. For more information, see Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest and Significantly Limited Fiduciary Duties."

The BPY General Partner may be unable or unwilling to terminate our Master Services Agreement.

Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: (i) the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Service Providers; (ii) the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients; (iii) the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or (iv) upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. In addition, because the BPY General Partner is an affiliate of Brookfield, it is likely to be unwilling to terminate our Master Services Agreement, even in the case of a default.

Brookfield’s obligations and fiduciary duties to us are significantly limited and we will not receive the same protections and benefits as advisory clients of Brookfield receive.

We are no longer an advisory client of Brookfield for purposes of the Advisers Act, and therefore Brookfield’s fiduciary duty to us is limited significantly by the terms of our remaining agreements with Brookfield and the disclosures herein. As a result, our preferred unitholders will not receive the protection of the Advisers Act with respect to the services provided by Brookfield. Accordingly, our preferred unitholders will bear additional risks and Brookfield will address potential and actual conflicts of interest differently when managing us in comparison to advisory clients of Brookfield. In particular, given that we are a wholly-owned subsidiary of Brookfield, it will take its broader interests into account when making decisions for BPY and will likely make recommendations and determinations that are different than those taken for Brookfield advisory clients or that it would make under different circumstances. The outcome for BPY and certain of our subsidiaries therefore could be less favorable than otherwise would have been the case.

Additionally, Brookfield will manage our investments and other activities taking into account Brookfield’s own interests given we are a wholly-owned subsidiary. Among other things, Brookfield expects to manage our investments and other activities in a manner that benefits Brookfield directly and that favors its broader business activities, including Brookfield advisory clients. This management approach will affect, among other things, the type of investment opportunities that are allocated to us, the services that we provide Brookfield-held assets (including via Brookfield advisory clients), how Brookfield addresses conflicts of interest that will arise in managing our investments and other activities, including through transactions with Brookfield advisory clients, the provision of operational services (including property management, development and construction management, and other services) and financing arrangements, and/or other transactions between Brookfield, Brookfield advisory clients, or portfolio companies, on the one hand, and BPY, on the other hand. Among other things, Brookfield will generally not seek consent for these transactions unless required by law or deemed appropriate in Brookfield’s sole discretion. This approach to managing conflicts will be different than the approach Brookfield takes for its advisory clients and, given Brookfield’s ownership of 100% of our limited partnership interests, Brookfield will take its broader interests (i.e., which extend beyond our partnership) into account in managing such conflicts of interest. Among other things, this will result in certain decisions being made (and restrictions applied) with respect to our investments and other activities that would not otherwise be made (or that would be made in a different manner) than if our limited partnership interests were held by third party investors and we were thus an advisory client for purposes of the Advisers Act. Brookfield’s broader interests (including its interests in Brookfield advisory clients) will significantly influence its conduct and approach to these determinations, including in a manner that is potentially adverse to our preferred unitholders. It is therefore likely that the outcome for BPY and certain of our subsidiaries will be less favorable than otherwise would have been the case.

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

The Preferred Units and the New LP Preferred Units are subordinated to all existing and future indebtedness of their issuer and the securities ranking senior to them, and rank pari passu with certain parity securities as further described in the terms of the Preferred Units and the New LP Preferred Units. BPY and New LP may incur debt under credit facilities, or other existing or future debt arrangements. The payment of principal and interest on such debt will reduce the cash available for distribution to its limited partners, including the preferred unitholders. In addition, the New LP Preferred Units will be structurally subordinated to all existing and future debt obligations of the partnership’s subsidiaries that are not guarantors of the New LP Preferred Units and any capital stock of the partnership’s subsidiaries that are not guarantors held by others as to the payment of distributions and amounts payable upon liquidation.

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

The declaration of distributions on the Preferred Units will be at the discretion of the BPY General Partner and the declaration of distributions on the New LP Preferred Units will be at the discretion of the New LP General Partner. The preferred unitholders will not have a right to distributions on their units unless declared by the applicable general partner. The declaration of distributions will be at the discretion of the respective general partner, even if BPY or New LP, as applicable, has sufficient funds, net of its liabilities, to pay such distributions. This may result in preferred unitholders not receiving the full amount of distributions that they expect to receive, or any distributions, and may make it more difficult to resell their preferred units or to do so at a price that the holder finds attractive. The applicable general partner will not allow payment of a distribution (i) unless there is sufficient cash available, (ii) which would render the issuer unable to pay its debts as and when they come due, or (iii) which, in the opinion of the general partner, would or might leave the issuer with insufficient funds to meet any future or contingent obligations. In addition, although unpaid distributions are cumulative, none of BPY or New LP is required to accumulate cash for the purpose of making distributions to the preferred units issued by it or any other preferred units it may issue, which may limit the cash available to make distributions on the Preferred Units or the New LP Preferred Units, as applicable.

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

Except as set forth in the respective partnership agreements of BPY and New LP or as otherwise required by law, the preferred unitholders generally will have no voting rights. For example, New LP may sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions without the approval of the holders of New LP Preferred Units. Although the holders of New LP Preferred Units are entitled to limited protective voting rights with respect to certain matters, the New LP Preferred Units will generally vote as a separate class, or along with all other classes or series of the parity securities of New LP or other preferred units that New LP may issue upon which like voting rights have been conferred and are exercisable. As a result, the voting rights of holders of New LP Preferred Units may be significantly diluted, and the holders of such other classes or series of parity securities that New LP may issue in the future, may be able to control or significantly influence the outcome of any vote.

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

The Preferred Units and the New LP Preferred Units rank pari passu with parity securities issued by their respective issuer. Such issuer is allowed to issue parity securities without any vote of the holders of the Preferred Units and New LP Preferred Units, as applicable, except where the cumulative distributions on such preferred units or any parity securities issued by such issuer are in arrears. The issuance of any parity securities would have the effect of reducing the amounts available to the holders of the preferred units upon the liquidation, dissolution or winding-up if it does not have sufficient funds to pay all liquidation preferences of the applicable preferred units and other parity securities in full. It also would reduce the amounts available to make distributions if the issuer does not have sufficient funds to pay distributions on all outstanding parity securities. In addition, future issuances and sales of parity securities by the issuer or the perception that such issuances and sales or entry could occur, may cause prevailing market prices for the Preferred Units and/or New LP Preferred Units, as applicable, to decline and may adversely affect BPY’s and/or New LP’s ability to raise additional capital in the financial markets at times and prices favorable to it.

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

Our company is a Bermuda exempted limited partnership and a substantial portion of our assets are located outside the United States and Canada. In addition, certain of the directors of the BPY General Partner and certain members of the senior management team of the Service Providers who are principally responsible for providing us with management services reside outside of the United States and Canada. As a result, it may be difficult or impossible for U.S. or Canadian investors to effect service of process within the United States or Canada upon us or our directors and management of the Service Providers, or to enforce, against us or these persons, judgments obtained in the U.S. or Canadian courts predicated upon the civil liability provisions of U.S. federal securities laws or Canadian securities laws. We believe that there is doubt as to the enforceability in Bermuda, in original actions or in actions to enforce judgments of U.S. or Canadian courts, of claims predicated solely upon U.S. federal securities laws or Canadian securities laws. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement - Our Units."

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

BPY and New LP apply certain assumptions and conventions to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to Preferred Unitholders or New LP Preferred Unitholders, taking into account variation in ownership interests during each taxable year because of trading activity. However, the IRS or CRA may not agree that these assumptions and conventions comply with all aspects of the applicable tax requirements. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to Preferred Unitholders or New LP Preferred Unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated, or disallowed in a manner that adversely affects such holders. See Item 10.E. “Taxation."

United States

U.S. backup withholding tax may apply if any Preferred Unitholder or New LP Preferred Unitholder fails to comply with U.S. tax reporting rules, and such excess withholding tax cost may be an expense borne by BPY or New LP (as applicable) and, therefore, by all holders of partnership interests in BPY or New LP on a pro rata basis.

U.S. backup withholding tax may apply with respect to any Preferred Unitholder or New LP Preferred Unitholder who fails to timely provide BPY or New LP (or the applicable broker, clearing agent, nominee, or other intermediary) with an IRS Form W-9 or an appropriate IRS Form W-8, as applicable. See Item 10.E. “Taxation – U.S. Tax Considerations – Administrative Matters – Backup Withholding." To the extent that any Preferred Unitholder or New LP Preferred Unitholder fails to timely provide the applicable form (or such form is not properly completed), BPY or New LP (as applicable) might treat such U.S. backup withholding taxes as an expense, which generally would be borne indirectly by all holders of partnership interests in BPY or New LP on a pro rata basis (including holders of equity interests who fully comply with their U.S. tax reporting obligations).

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

Each of BPY and New LP has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine the share of any income, gain, loss, and deduction of BPY or New LP, respectively, allocable to a Preferred Unitholder or New LP Preferred Unitholder) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to Preferred Unitholders and New LP Preferred Unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from other entities. It is therefore possible that, in any taxable year, a Preferred Unitholder or New LP Preferred Unitholder that is a U.S. taxpayer will need to apply for an extension of time to file such taxpayer’s tax returns. See Item 10.E. “Taxation – U.S. Tax Considerations – Administrative Matters – Information Returns and Audit Procedures."

Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 (“FATCA”), certain payments made or received by BPY or New LP may be subject to a 30% federal withholding tax, unless certain requirements are met.

Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to BPY, New LP, or their non-U.S. subsidiaries, or by BPY or New LP to Preferred Unitholders or New LP Preferred Unitholders, respectively, unless certain requirements are met, as described in greater detail in Item 10.E “Taxation – U.S. Tax Considerations – Administrative Matters – Foreign Account Tax Compliance." To ensure compliance with FATCA, information regarding ownership of Preferred Units or New LP Preferred Units may be reported to the IRS or to a non-U.S. governmental authority. Preferred Unitholders and New LP Preferred Unitholders should consult their own tax advisers regarding the consequences under FATCA of owning Preferred Units or New LP Preferred Units.

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

A U.S. Holder of Preferred Units of BPY may face adverse U.S. federal income tax consequences arising from the ownership of an indirect interest (by reason of holding Preferred Units) in a “passive foreign investment company” (“PFIC”) or “controlled foreign corporation” (“CFC”). Based on BPY’s treatment of distributions on Preferred Units as guaranteed payments for the use of capital, BPY intends to take the position that the PFIC and CFC rules generally do not apply to a U.S. Holder whose indirect interest in a PFIC or CFC arises solely by reason of owning Preferred Units. However, the treatment of preferred partnership interests under the PFIC and CFC rules is uncertain. There can be no assurance that the IRS or a court will not treat a U.S. Holder as subject to the PFIC or CFC rules that apply to U.S. holders of partnership interests in BPY generally. In such case, under the PFIC rules, any gain realized by a U.S. Holder upon the direct or indirect sale of, and certain “excess distributions” from, a PFIC would be taxable at ordinary income rates and subject to an additional tax equivalent to an interest charge on the deferral of income inclusions from the PFIC, unless the holder had made an election, if available, for current inclusions. Further, all or a portion of any gain realized upon the direct or indirect sale of a CFC might be taxable at ordinary income rates. For these and other PFIC and CFC consequences generally applicable to U.S. Holders, see “– Consequences to U.S. Holders of Preferred Units or New LP Preferred Units – Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY” and “– Consequences to U.S. Holders of Preferred Units or New LP Preferred Units – Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY” in Item 10.E “Taxation – U.S. Tax Considerations."

The ownership of Preferred Units or New LP Preferred Units by Non-U.S. Holders (as defined below) gives rise to tax issues unique to such holders. BPY and New LP will treat distributions on the Preferred Units and New LP Preferred Units as guaranteed payments made from sources outside the United States for U.S. federal income tax purposes, and BPY and New LP generally do not expect to withhold U.S. federal income tax on such guaranteed payments made to Non-U.S. Holders, provided that BPY and New LP are not engaged in a trade or business within the United States. However, the tax treatment of guaranteed payments for source and withholding tax purposes is uncertain, and the IRS may disagree with this treatment. As a result, it is possible that the IRS could assert that Non-U.S. Holders of Preferred Units or New LP Preferred Units would be subject to U.S. federal income and withholding tax on their share of BPY’s or New LP’s ordinary income from sources within the United States, even if distributions on the Preferred Units or New LP Preferred Units are treated as guaranteed payments. If, contrary to expectation, distributions on the Preferred Units or New LP Preferred Units are not treated as guaranteed payments, then a Non-U.S. Holder might be subject to a withholding tax of up to 30% on the gross amount of certain U.S.-source income of BPY or New LP (as applicable) that is not effectively connected with a U.S. trade or business, including dividends and certain interest income.

Based on BPY’s and New LP’s organizational structure, as well as their expected income and assets, the BPY General Partner and New LP General Partner currently believe that BPY and New LP are unlikely to earn income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If, contrary to expectation, BPY or New LP were deemed to be engaged in a U.S. trade or business, then a Non-U.S. Holder of Preferred Units or New LP Preferred Units (as applicable) generally would be required to file a U.S. federal income tax return, and distributions to such holder might be treated as “effectively connected income” (which would subject such holder to U.S. net income taxation and possibly “branch profits” tax in the case of a corporate Non-U.S. Holder) and might be subject to withholding tax imposed at the highest effective tax rate applicable to the Non-U.S. Holder. If BPY or New LP were engaged in a U.S. trade or business, then gain or loss from the sale of Preferred Units or New LP Preferred Units (as applicable) by a Non-U.S. Holder generally would be treated as effectively connected with such trade or business to the extent that the Non-U.S. Holder would have had effectively connected gain or loss had the applicable partnership sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at regular U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. See Item 10.E. “Taxation – U.S. Tax Considerations – Consequences to Non-U.S. Holders of Preferred Units or New LP Preferred Units."

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

Any of the non-resident subsidiaries in which the Property Partnership directly holds an equity interest are expected to be CFAs of the Property Partnership. If any CFA of the Property Partnership or any direct or indirect subsidiary thereof that is itself a CFA of the Property Partnership (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends, whether or not the Property Partnership actually receives a distribution of that FAPI. BPY will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and Preferred Unitholders will be required to include their proportionate share of such FAPI allocated from BPY in computing their income for Canadian federal income tax purposes. As a result, Preferred Unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of the Property Partnership may be limited in certain specified circumstances. See Item 10.E. “Additional Information – Taxation – Certain Material Canadian Federal Income Tax Considerations."

Preferred Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada (and certain exempt foreign trusts, as defined in subsection 94(1) of the Tax Act), other than a CFA of the taxpayer (“Non-Resident Entities”), that could in certain circumstances cause income to be imputed to Preferred Unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to the Property Partnership or BPY. See Item 10.E. “Additional Information – Taxation – Certain Material Canadian Federal Income Tax Considerations."

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

Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply in respect of the foreign “business income tax” or “non-business income tax” paid to the government of a foreign country by BPY, the Property Partnership or New LP, the allocation to a Preferred Unitholder of foreign “business income tax” or “non-business income tax” paid by BPY, the Property Partnership, or New LP, and therefore, such holder’s foreign tax credits for Canadian federal income tax purposes, will be limited. Similarly, if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business income tax” or “non-business income tax” paid to the government of a foreign country by New LP, the allocation to a New LP Preferred Unitholder of foreign “business income tax” or “non-business income tax” paid by New LP, and therefore, such holder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E. “Additional Information – Taxation – Certain Material Canadian Federal Income Tax Considerations."

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

A Non-Canadian Holder that holds Preferred Units will be subject to Canadian federal income tax on its proportionate share of capital gains realized by BPY or the Property Partnership on the disposition of “taxable Canadian property” other than “treaty protected property” (as defined in the Tax Act). “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of BPY and the Property Partnership generally will be “treaty-protected property” to a Non-Canadian Holder if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. BPY and the Property Partnership are not expected to realize capital gains or losses from dispositions of “taxable Canadian property." However, no assurance can be given in this regard. Non-Canadian Holders that hold Preferred Units will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BPY or the Property Partnership unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, Non-Canadian Holders that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such Non-Canadian Holders in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where: (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either: (i) “excluded property” (as defined in subsection 116(6) of the Tax Act); or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian Holders that hold Preferred Units should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BPY or the Property Partnership.

Non-Canadian Holders may be subject to Canadian federal income tax on capital gains realized on the disposition of Preferred Units, if such Preferred Units are “taxable Canadian property."

Any capital gain arising from the disposition or deemed disposition of Preferred Units by a Non-Canadian Holder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the Preferred Units are “taxable Canadian property” of the Non-Canadian Holder, unless the Preferred Units are “treaty-protected property” to such Non-Canadian Holder. In general, Preferred Units will not constitute “taxable Canadian property” of a Non-Canadian Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of the Preferred Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act; (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect, of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the Preferred Units are otherwise deemed to be “taxable Canadian property." The BPY General Partner does not expect the Preferred Units to be “taxable Canadian property” of any Non-Canadian Holder at any time but no assurance can be given in this regard. See Item 10.E. “Taxation – Certain Material Canadian Federal Income Tax Considerations." Even if the Preferred Units constitute “taxable Canadian property”, the Preferred Units will be “treaty protected property” if the gain on the disposition of Preferred Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If the Preferred Units constitute “taxable Canadian property”, Non-Canadian Holders will be required to file a Canadian federal income tax return in respect of a disposition of Preferred Units unless the disposition is an “excluded disposition” (as discussed above). If Preferred Units constitute “taxable Canadian property”, Non-Canadian Holders should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of Preferred Units.

Non-Canadian Holders may be subject to Canadian federal income tax on capital gains realized on the disposition of Preferred Units, if such Preferred Units are “taxable Canadian property."

Any capital gain arising from the disposition or deemed disposition of Preferred Units by a Non-Canadian Holder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the Preferred Units are “taxable Canadian property” of the Non-Canadian Holder, unless the Preferred Units are “treaty-protected property” to such Non-Canadian Holder. In general, Preferred Units will not constitute “taxable Canadian property” of a Non-Canadian Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of the Preferred Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect, of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the Preferred Units are otherwise deemed to be “taxable Canadian property." The BPY General Partner does not expect the Preferred Units to be “taxable Canadian property” of any Non-Canadian Holder at any time but no assurance can be given in this regard. See Item 10.E. “Taxation – Certain Material Canadian Federal Income Tax Considerations." Even if the Preferred Units constitute “taxable Canadian property”, the Preferred Units will be “treaty protected property” if the gain on the disposition of Preferred Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If the Preferred Units constitute “taxable Canadian property”, Non-Canadian Holders will be required to file a Canadian federal income tax return in respect of a disposition of Preferred Units unless the disposition is an “excluded disposition” (as discussed above). If Preferred Units constitute “taxable Canadian property”, Non-Canadian Holders should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of Preferred Units.

Non-Canadian Holders may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of “taxable Canadian property."

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

Provided that the Preferred Units or New LP Preferred Units, as applicable, are listed on a “designated stock exchange” (which currently includes the Nasdaq and the TSX), the Preferred Units or New LP Preferred Units, as applicable, will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) or a tax-free savings account (“TFSA”) (all as defined in the Tax Act and collectively referred to herein as “Registered Plans”). However, there can be no assurance that Preferred Units or New LP Preferred Units, as applicable, will continue to be listed on a “designated stock exchange." There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by a RRSP, RRIF, TFSA, RDSP or RESP.

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

Under the rules in the Tax Act applicable to a “SIFT partnership” (the “SIFT Rules”) certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a “taxable Canadian corporation” (as defined in the Tax Act). In particular, a “SIFT partnership” will generally be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” (as defined in the Tax Act), other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties." “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a “portfolio investment entity”, as defined in the Tax Act), that are held by the “SIFT partnership” and that have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership." The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate” (each as defined in the Tax Act).

A partnership will be a “SIFT partnership” throughout a taxation year if at any time in the taxation year (i) it is a “Canadian resident partnership” (as defined in the Tax Act), (ii) “investments” (as defined in the Tax Act) in the partnership are listed or traded on a stock exchange or other public market and (iii) it holds one or more “non-portfolio properties." For these purposes, a partnership will be a “Canadian resident partnership” at a particular time if (a) it is a “Canadian partnership” (as defined in the Tax Act) at that time, (b) it would, if it were a corporation, be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada) or (c) it was formed under the laws of a province. A “Canadian partnership” for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are “Canadian partnerships."

Under the SIFT Rules, BPY, the Property Partnership and New LP could each be a “SIFT partnership” if it is a “Canadian resident partnership." However, the Property Partnership would not be a “SIFT partnership” if BPY is a “SIFT partnership” regardless of whether the Property Partnership is a “Canadian resident partnership” if the Property Partnership qualifies as an “excluded subsidiary entity” (as defined in the Tax Act). BPY, the Property Partnership and New LP will be a “Canadian resident partnership” if their central management and control is located in Canada. This determination is a question of fact and is expected to depend on where the BPY General Partner is located and exercises the central management and control of these partnerships. The BPY General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to BPY, the Property Partnership or New LP at any relevant time. However, no assurance can be given in this regard. If BPY, the Property Partnership or New LP is a “SIFT partnership”, the Canadian federal income tax consequences to Preferred Unitholders or New LP Preferred Unitholders, as applicable, could be materially different in certain respects from those described in Item 10.E. “Taxation – Certain Material Canadian Federal Income Tax Considerations." In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

General Risks

Our failure to maintain effective internal controls could have a material adverse effect on our business.

Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conduct an evaluation of the effectiveness of our internal control over financial reporting. We are a non-accelerated filer and the effectiveness of our internal control over financial reporting as of December 31, 2024 is not subject to attestation from our independent registered public accounting firm.

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

Our company is impacted by inflationary pressures. Central banks in various countries may raise interest rates in response to concerns about inflation, which coupled with reduced government spending and volatility in financial markets, may have the effect of increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in the jurisdictions we operate in. Any sustained upward trajectory in the inflation rate will impact our ability to source suitable investment opportunities and we may not be able to offset inflationary increases in operating costs for our properties by increasing rents. Decreased consumer confidence and discretionary spending stemming from inflation may also reduce demand for our multifamily, student housing and hospitality businesses and negatively impact performance at our retail properties.

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

Unforeseen political events in markets where we own and operate assets and may look to for further growth of our businesses, such as the United States, Brazil, European and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. For example, changes in U.S. administrative policy may lead to significant increases in tariffs for imported goods among other possible changes. The imposition of such tariffs or other similar trade restrictions may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the U.S. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by near-term political events, including those in the United States, Brazil, Europe, Asia and elsewhere.

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

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through Brookfield Asset Management, by way of a plan of arrangement (the “Manager Distribution”). The transaction resulted in the division of Brookfield into two publicly traded companies – Brookfield Asset Management under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests in several real estate funds and other investment interests from Brookfield Corporation for net consideration of $2,475 million through the issuance of Class D junior preferred shares, Series 1 and 2 of CanHoldco to Brookfield Corporation.

For a description of our principal capital expenditures in the last three fiscal years and a discussion of our acquisitions and dispositions during the year ended December 31, 2024, please see Item 5.A. “Operating and Financial Review and Prospects - Operating Results."

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at www.sec.gov. See Item 10.H “Documents on Display." You may also obtain our SEC filings on our website bpy.brookfield.com. The information on our website is not part of this annual report.

4.B.    BUSINESS OVERVIEW

Operations and Principal Activities

We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. With approximately 25,700 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms in various real estate sectors.

Office
Our Office portfolio consists of 71 million leasable square feet across 124 premier office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are irreplaceable assets in global gateway cities (“Core”), including 16 office and mixed-use complexes in cities such as New York and London. The balance of our Office portfolio consists of assets with significant value-add through development and leasing activities (“Transitional and Development”) that are generally held for shorter time frames before being monetized for attractive returns.

Retail
Our Retail portfolio consists of 102 million square feet across 100 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

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

Principal Markets

As of and for the year ended December 31, 2024, approximately 69% of our assets and 64% of our revenues originated from the United States with the remaining 31% of our assets and 36% of our revenues originating from Canada, Australia, United Kingdom, Europe, Brazil and Asia.

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

Sustainability at Brookfield

As a leading global owner and operator of high-quality real estate, our sustainability strategy is centered on supporting business resilience and creating value for our investors and stakeholders—now and in the future. We manage our investments with integrity, combining economic goals with responsible citizenship. This is consistent with our longstanding philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. It also requires operating with robust sustainability principles and practices, and maintaining a disciplined focus on integrating these into everything we do.

Sustainability Principles

While sustainability principles have always been embedded in how we run our business, this approach was formalized through Brookfield’s sustainability principles in 2016 and described in Brookfield’s global Sustainability Policy. This policy codifies Brookfield’s longstanding commitment to integrating sustainability considerations into decision-making and day-to-day asset management activities. This policy is reviewed annually and updated on an as-needed basis by senior management at Brookfield, as well as Brookfield’s Real Estate group. Our Sustainability Policy outlines our approach and is based on the following guiding principles:

•Mitigate the impact of our operations on the environment
•Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.
•Support the goal of net zero greenhouse gas (GHG) emissions by 2050 or sooner.

•Strive to ensure the well-being and safety of employees
•Foster a positive work environment based on respect for human rights, valuing diversity, and having zero tolerance for workplace discrimination, violence or harassment.
•Operate with leading health and safety practices to support the goal of achieving zero serious safety incidents.

•Uphold strong governance practices
•Operate to the highest ethical standards by conducting business activities in accordance with Brookfield’s Code of Business Conduct and Ethics (the “Code of Conduct”).
•Maintain strong stakeholder relationships through transparency and active engagement.

•Be good corporate citizens
•Seek to ensure the interests, safety and well-being of the communities in which we operate are integrated into our business decisions.
•Support philanthropy and volunteerism by our employees.

Sustainability Organization and Governance

We understand that good governance is essential to sustainable business operations. The governance of sustainability matters is integrated into Brookfield’s overall governance framework and is aligned with our governance approach. We have implemented strong governance practices to monitor and oversee our business, including our sustainability strategy. The board of directors of the BPY General Partner, through its audit committee, has oversight of the company’s sustainability strategy and receives status reports on the partnership’s sustainability initiatives throughout the year.

Sustainability Integration into the Investment Process

Sustainability culture is embedded throughout the investment process, starting with the due diligence of a potential investment through to the exit process. As part of investment due diligence, Brookfield seeks to assess sustainability-related risks and opportunities and factors them into the overall investment decision. This includes leveraging leading industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a sector. Brookfield provides specific guidance to investment teams on assessing climate change, bribery and corruption, cybersecurity, health and safety and human rights and modern slavery risks as part of diligence. Where warranted, Brookfield performs deeper due diligence, working with internal experts and third-party consultants as needed. All investments must be approved by our investment committee. Investment teams outline for the investment committee the merits of the transaction and material risks, mitigants and significant opportunities for improvement, including those related to sustainability, such as bribery and corruption, health and safety, and environmental and social risks.

As part of each acquisition, investment teams create a tailored integration plan that includes, among other things, material sustainability-related matters for review or execution. We believe there is a strong correlation between managing these considerations and enhancing investment returns. It is the responsibility of the management teams within each portfolio company to manage sustainability risks and opportunities through the investment’s lifecycle, supported by the applicable investment team within Brookfield. The combination of local accountability and expertise in tandem with Brookfield's investment and operating capabilities is important when managing a wide range of asset types across jurisdictions. We leverage these capabilities in collaborating on sustainability initiatives, where appropriate, to drive best practices and assist with any remediation. As it relates to sustainability, where appropriate, we encourage our portfolio companies to organize training for relevant staff. Our portfolio company teams regularly report to their portfolio-level boards of directors both from financial and operating perspectives, including key performance indicators that incorporate material sustainability factors, such as health and safety, environmental management, compliance with regulatory requirements, and, increasingly, GHG emissions. For investments where Brookfield has a non-controlling interest, where we are a debt holder, or in other circumstances where Brookfield does not have the ability to exercise influence through its contractual rights, Brookfield actively monitors the performance of its investments and, where appropriate, utilizes its stewardship practices to encourage sustainability outcomes that are aligned with Brookfield’s sustainability approach.

When preparing an asset for divestiture, we outline potential value creation deriving from several different factors, including relevant sustainability considerations. Where applicable, we also prepare both qualitative and quantitative data that summarize the sustainability performance of the investment and provide a holistic understanding of how we have managed the investment during the holding period.

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

Task Force on Climate-related Financial Disclosures (“TCFD”) Alignment

Since becoming a supporter of the TCFD in 2021, Brookfield has made progress on aligning with the TCFD’s recommended disclosures. Brookfield completes an annual climate risk management review to better understand the physical and transition risk and opportunities profile across our business. We leverage these results to identify improvement opportunities in approaching climate change mitigation and adaptation and continue to work to integrate those considerations into our operations and portfolio companies.

Commitment to Net Zero

Brookfield is a signatory to the Net Zero Asset Managers (“NZAM”) initiative, to further our commitment to support the transition to a net zero carbon economy. NZAM is a group of international asset managers committed to supporting the ambition of net zero GHG emissions by 2050 or sooner. To fulfill this ambition, we measure our Scope 1, 2 and 3 emissions, prioritize emissions reductions across our business and work towards publishing disclosures in line with the recommendations of the TCFD.

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

Our intention is to increase the proportion of assets to be managed in line with net zero annually or as frequently as possible, consistent with our ambition to reach 100% over time. Our net-zero interim target includes Scope 1 and 2 emissions of Brookfield's portfolio companies or otherwise the majority of “financed emissions."

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

Water, Waste & Nature

Reducing the impact of our water consumption and waste generation helps build efficient systems, business resiliency and contributes to a sustainable future. We utilize industry best practices to efficiently monitor and manage performance and seek to ensure continual reduction of water consumption. In addition, we adhere to all applicable local and regional waste regulations and track waste and recycling metrics. Encouraging conservation of nature is an important component in achieving net zero and managing physical risks. We strive to protect biodiversity and ecosystems near our businesses.

Reporting and Certifications

We seek to measure the success of our environmental initiatives and report on our progress, including by participating in the Global Real Estate Sustainability Benchmark (“GRESB”). GRESB is the most highly regarded sustainability index among capital markets and investors, and Brookfield has been participating in the survey for 12 years. In 2024, 14 of Brookfield’s real estate segments responded to GRESB. The GRESB survey is comprised of the Standing Investments Benchmark and Development Benchmark. Brookfield’s average score in the Standing Investments Benchmark was 84% in 2024, and Brookfield’s average score in the Development Benchmark was 92% in 2024. Brookfield’s scores are higher than the global averages of 76% and 92%, respectively, for the aforementioned benchmarks. Brookfield’s results highlight its integrated environmental data program, interim GHG emissions reduction target setting progress, and achieving building certifications by reducing our portfolio’s environmental footprint.

Our commitment to sustainability and intelligent design has earned us global recognition. Across Brookfield’s real estate business our properties have achieved 129 WELL Health & Safety certifications, 140 LEED certifications, 55 Energy Star certifications in the United States, 44 UL Verified Healthy Building certifications in the United States, 58 BOMA 360 office certifications in the United States and Canada, 82 IREM certifications in our Retail business in the United States, 40 NABERS certifications in Australia, 34 Fitwel certifications internationally, and 111 BREEM certifications in the United Kingdom.

Social

Diversity, Equity and Inclusion

Building a diverse, equitable and inclusive work environment reinforces our culture of collaboration and strengthens our ability to develop and promote all our people to their potential. Our approach to diversity, equity and inclusion is deliberate and integrated into our human capital development processes and initiatives. Over the past five years, our primary focus has been on gender diversity. Our efforts led to a significant increase in female representation at the senior levels. In addition to disciplined human capital processes and the development activities, we undertake other activities to reinforce the importance of diversity, equity and inclusion in our business. We continue our global process for employees to self-identify their ethnicity. This information assists us in identifying specific areas of focus related to increasing ethnic diversity. Our succession process includes identifying a diverse slate of candidates and focuses on the development of early career candidates through stretch roles and exposure. We support a number of Employee Resource Groups organized by employees around shared interests, characteristics or experiences. We are involved with several organizations to promote diverse representation in our talent pool, including summer interns.

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

Stewardship and Engagement

Stewardship is an important element of our sustainability strategy, and we have defined it in alignment with the Principles for Responsible Investing (“PRI”). We seek to engage with our portfolio companies and collaborate with industry peers to help inform and improve our sustainability strategies and practices. In managing our assets, we utilize our significant influence and investing and operating capabilities in collaborating with our portfolio companies to encourage sound sustainability practices that are essential for resilient businesses, while seeking to create long-term value for our investors and stakeholders. As well, through our ongoing engagement with portfolio companies, we may partner with or support our portfolio companies to facilitate discussions with external stakeholders with the intent of positively influencing industry standards or practices that are aligned with our sustainability principles.

Sustainability Regulation

We aim to uphold strong governance practices, and we actively monitor proposed and evolving sustainability-related legislation, regulation and market practices in all jurisdictions in which we operate. This includes the SEC’s proposed rules on the Enhancement and Standardization of Climate-Related Disclosures for Investors, as well as the EU’s Corporate Sustainability Reporting Directive. We seek to continuously improve and refine our processes by actively participating in the development and implementation of new industry standards and best practices.

Data Privacy and Cybersecurity

Data privacy and cybersecurity remain key focus areas for us. Please refer to the section entitled Item 16.K. “Cybersecurity” elsewhere in this annual report on Form 20-F for details regarding these programs.

Sustainability Affiliations and Partnerships

We continue to align our business practices with frameworks for responsible investing and are an active participant in industry forums and other organizations. We are a signatory to the United Nations-supported PRI which demonstrates our ongoing commitment to responsible investment and sustainability best practices. As a participant in organizations like the PRI, the TCFD and NZAM, we are committed to ongoing engagement and stewardship and the promotion of leading sustainability practices. In addition, through our membership in these organizations and other industry forums, we remain actively involved in discussions aimed at advancing sustainability awareness across private and public markets and enhance our reporting and protocols in line with evolving best practices.

Distribution Policy

Our distribution policy is to retain sufficient cash flow within our operations to cover tenant improvements, leasing costs and other sustaining capital expenditures and to pay out substantially all remaining cash flow. In order to finance development projects, acquisitions and other investments, we plan to recycle capital or raise external capital.

We expect to continue to make distributions to our preferred unitholders in accordance with their contractual terms. Any distributions will be paid if and to the extent declared by the board of the BPY General Partner and permitted by applicable law. Distribution payments are not mandatory or guaranteed and no assurance can be given that distributions will be paid at all.

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

4.C. ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart on the following page represents a simplified summary of our organizational structure as of December 31, 2024. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Corporation holds units of our company have been omitted. This chart should be read in conjunction with the explanation of our ownership and organizational structure on the following pages.

(1)As of December 31, 2024, Brookfield Corporation owns all LP Units of our company. Brookfield Corporation also has an approximately 63% interest in the Property Partnership through Brookfield Corporation’s ownership of Redemption-Exchange Units and Special LP Units. On a fully-exchanged basis, our company would directly own 99% of the limited partnership interests in the Property Partnership.
(2)The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. As of December 31, 2024, Brookfield Corporation holds $1 million of Class B junior preferred shares; C$3.4 billion and C$628 million of Class D junior preferred shares Series 1 and Series 2, respectively, and 100% of the non-voting common shares of CanHoldco. As of December 31, 2024, Brookfield Asset Management holds $5 million of the Class A senior preferred shares of CanHoldco. In addition, each of Brookfield Corporation and Brookfield Asset Management hold preferred shares in a wholly-owned subsidiary of other Holding Entities, which preferred shares are entitled to an aggregate 1% of the votes to be cast along with the common shares of the applicable entity. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities."

(3)Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2024.
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
(11)Service Providers are subsidiaries of Brookfield Asset Management.

The following table provides the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and our economic interest in our operating entities included in our organizational chart set out above under “Organizational Chart."

Name	Economic Interest(1)	Voting Interest(1)
BPO(2)	100%	100%
Australia Office	100%	100%
Stork Holdco LP	50%	50%
Brazil Office	67%	67%
U.S. Retail	100%	100%
U.S. Opportunistic Retail(3)	50%	33%
Other LP Investments(3,4,5,6)	1% - 42%	—%
(1)All interests are rounded to the nearest one percent and are calculated as at December 31, 2024.
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
(5)We do not consolidate our interest in Brookfield Strategic Real Estate Partners (“BSREP”) III as our 9% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.
(6)We do not consolidate our interest in BSREP IV as our 8% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset held through an equity-accounted joint venture with BWS.

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

Our Service Providers

The Service Providers provide management services to us pursuant to our Master Services Agreement. The Service Providers are subsidiaries of Brookfield Asset Management. The senior management team that is principally responsible for providing us with management services include many of the same executives that have successfully overseen and grown Brookfield’s global real estate business.

The BPY General Partner

The BPY General Partner, a wholly-owned subsidiary of Brookfield Corporation, has sole authority for the management and control of our company. Holders of our LP Units and Preferred Units, in their capacities as such, may not take part in the management or control of the activities and affairs of our company and do not have any right or authority to act for or to bind our company or to take part or interfere in the conduct or management of our company. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement."

Property Special LP

Property Special LP is a special limited partner of the Property Partnership. Property Special LP is an indirect subsidiary of Brookfield Asset Management. See Item 7.B. “Major Shareholders and Related Party Transactions Related Party Transactions."

Holding Entities

Our company indirectly holds its interest in our operating entities through the Holding Entities. The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield Corporation holds $1 million of Class B junior preferred shares; C$3.4 billion and C$628 million of Class D junior preferred shares, Series 1 and Series 2, respectively, and approximately $1.3 billion of non-voting common shares of CanHoldco, one of our Holding Entities. Brookfield Asset Management holds $5 million of Class A senior preferred shares of CanHoldco. In addition, each of Brookfield Corporation and Brookfield Asset Management holds preferred shares in a wholly-owned subsidiary of other Holding Entities, which preferred shares are entitled to an aggregate 1% of the votes to be cast along with the common shares of the applicable entity. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities."

Operating Sectors
 Our business is organized in three sectors: Office, Retail and LP Investments. The capital invested in these sectors is through a combination of: direct investment; investments in asset level partnerships or joint venture arrangements; and participation in private equity funds and consortiums.

4.D. PROPERTY, PLANTS AND EQUIPMENT

See Item 4.B. “Information on the Company - Business Overview”, Item 4.C. “Information on the Company - Organizational Structure”, Item 5.A. “Operating and Financial Review and Prospects - Operating Results” and Item 18 “Financial Statements."

ITEM 4A.    UNRESOLVED STAFF COMMENTS
     Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

OBJECTIVES AND FINANCIAL HIGHLIGHTS
OVERVIEW
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”, “us”, or “our”) covers the financial position as of December 31, 2024 and 2023 and financial performance for the years ended December 31, 2024, 2023, and 2022. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as of December 31, 2024 and 2023 and each of the years ended December 31, 2024, 2023, and 2022 (the “2024 annual Financial Statements”) and related notes contained elsewhere in this Form 20-F.

For the comparison discussions between the years ended December 31, 2023 and December 31, 2022, please refer to Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 1, 2024

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”). Non-IFRS Accounting Standards measures used in this MD&A are reconciled to or calculated from the most comparable IFRS Accounting Standards measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS Accounting Standards financial measures is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS Accounting Standards financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS Accounting Standards financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included within this MD&A on page 74.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” and “Key Information - Risk Factors."

BASIS OF PRESENTATION
Our sole direct investment is a 36% managing general partnership units interest in Brookfield Property L.P. (the “Operating Partnership”) which provides us with the power to direct the relevant activities of the Operating Partnership.

Our capital structure is comprised of five classes of partnership units: General partnership units (“GP Units”), limited partnership units (“LP Units”), Redeemable/Exchangeable Partnership units (“REUs”), special limited partnership units of the Operating Partnership (“Special LP Units”) and FV LTIP units of the Operating Partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”). Holders of the GP Units, LP Units, REUs, Special LP Units and FV LTIP Units will be collectively referred to throughout this MD&A as “Unitholders." The LP Units and REUs have the same economic attributes in all respects, except that the holders of REUs have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Corporation (“BN” or the “Corporation”), as the holder of the REUs exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, the Corporation, as holder of REUs, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the REUs as a component of non-controlling interests.

     We also discuss the results of operations on a segment basis, consistent with how we manage our business. As of December 31, 2024, the partnership is organized into four reportable segments: i) Office, ii) Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the chief operating decision maker (“CODM”).

    This MD&A includes financial data for the year ended December 31, 2024 and includes material information up to the date of this Form 20-F. Financial data has been prepared using accounting policies in accordance with IFRS Accounting Standards. Non-IFRS Accounting Standards measures used in this MD&A are reconciled to such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market.

All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”), United Arab Emirates Dirham (“AED”), Hong Kong Dollar (“HK$”), Swedish Krona (“SEK”), Polish Zloty (“zł”) and Japanese Yen (“¥”) are identified where applicable.

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

    This proportionate information is not, and is not intended to be, a presentation in accordance with IFRS Accounting Standards. Other companies may calculate their proportionate financial information differently than us, limiting its usefulness as a comparative measure. As a result of these limitations, the proportionate information should not be considered in isolation or as a substitute for the partnership’s financial statements as reported under IFRS Accounting Standards.

Additional information is available on our website at bpy.brookfield.com, or on www.sedarplus.ca or www.sec.gov.

OVERVIEW OF OUR BUSINESS
We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. With approximately 25,700 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms in various real estate sectors.

Office
Our diversified Office portfolio consists of 71 million leasable square feet across 124 premier office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are irreplaceable assets in global gateway cities (“Core”), including 16 office and mixed-use complexes in cities such as New York and London. The balance of our Office portfolio consists of assets with significant value-add through development and leasing activities (“Transitional and Development”) that are generally held for shorter time frames before being monetized for attractive returns.

Retail
Our Retail portfolio consists of 102 million square feet across 100 best-in-class malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

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

The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

◦A 31% interest in BSREP I, which is in its 13th year since initial closing, is fully invested and is working toward realizing its remaining investments in the near-term

◦A 26% interest in BSREP II, which is in its 10th year since initial closing, is fully invested and is executing realizations

◦A 9% interest in BSREP III, which is in its 8th year since initial closing

◦An 8% interest in BSREP IV, which is in its 4th year since initial closing

◦An interest in opportunistic investments held by a new opportunistic fund that are financed by the fund’s subscription secured credit facility pending its final close.

•A blended 30% interest in two value-add multifamily funds projecting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

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

To measure our performance against these targets, as described above, and measure our operating performance, we focus on non-IFRS Accounting Standards measures including net operating income (“NOI”), funds from operations (“FFO”), and equity attributable to Unitholders. We define these non-IFRS Accounting Standards measures on page 72.

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

Substantially all of our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office, retail, logistics, student housing and mixed-use assets are typically valued using a discounted cash flow methodology while our multifamily and manufactured housing assets are typically valued using a direct capitalization methodology.

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consists of contracted leases as a result of our total Office and Retail real estate portfolios having a combined 92% occupancy level and an average six-year lease life. Valuation assumptions, such as discount rates and capitalization rates, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

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

External Valuations
We have a number of office properties externally appraised in the ordinary course to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the year ended December 31, 2024, we obtained 153 external appraisals of our properties representing a gross property value of $41 billion. These external appraisals were within 3% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to our IFRS Accounting Standards values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance for the years ended December 31, 2024, 2023, and 2022 and our financial position as of December 31, 2024, and 2023. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 60.

The following acquisitions and dispositions of consolidated properties affected our consolidated results in the comparative periods for the years ended December 31, 2024 and 2023. Unless stated otherwise, proceeds represent the selling price attributable to the properties.

Q4 2024

•We acquired two logistics portfolios across Europe in an opportunistic real estate fund for approximately $791 million.
•We acquired a portfolio of nine multifamily assets in the U.S. in an opportunistic real estate fund for approximately $920 million.
•We acquired a portfolio of 14 student housing assets in the U.S. in an opportunistic real estate fund for approximately $874 million.
•We sold eight manufactured housing communities in the U.S. in the BSREP II fund for approximately $331 million.
•During the year ended December 31, 2024, we sold partial interests, without loss of control, in certain consolidated assets for net proceeds of approximately $843 million. We used the proceeds from this disposition to repay corporate and asset-level debt.
•On October 4, 2024, Brookfield Wealth Solutions (“BWS”), completed its acquisition of our interests in BSREP IV. Following the conversion, our retained interest in the BSREP IV investments, does not provide us with control ("Deconsolidation of BSREP IV"). Refer to Note 31, Related Parties of our 2024 annual Financial Statements for further information.

Q3 2024
•We acquired a portfolio of 129 logistics assets in the U.S. in one of our opportunistic real estate funds for approximately $1.3 billion.
•We sold 36 assets from the logistics portfolio in one of our opportunistic real estate funds for approximately $336 million.
•We sold a portfolio of 28 manufactured housing communities in the U.S. in the BSREP II fund for approximately $559 million.
•We sold a hospitality asset in South Korea in the BSREP II fund for approximately $310 million.
•We sold an office and a multifamily asset in the U.S for approximately $276 million.
•We reclassified our LP interest in our BSREP IV investments to assets held for sale. Refer to Note 31, Related Parties of our 2024 annual Financial Statements for further information.

Q2 2024
•We acquired a portfolio of 23 multifamily assets in the U.S. in one of our opportunistic real estate funds for $1.6 billion.

Q1 2024
•We acquired 75 multifamily assets out of foreclosure in the United States in one of our opportunistic real estate funds for $629 million.
•We acquired several logistics assets in the United States, the Netherlands, the United Kingdom and United Arab Emirates in one of our opportunistic real estate funds for $216 million.
•We acquired a student housing asset in the United States in one of our opportunistic real estate funds for $161 million.

Q4 2023
•We sold a portfolio of 19 manufactured housing communities in the United States in the BSREP II fund for approximately $317 million.
•We sold an office asset in Brazil for approximately R$1.5 billion ($300 million).

Q3 2023
•We acquired eight logistics centers in the United States in the BSREP IV fund for $378 million.
•We sold 23 manufactured housing communities in the United States in the BSREP II fund for $389 million.
•In a series of related transactions, we issued $1.6 billion of BWS Preferred Shares which are held by a wholly-owned subsidiary of BWS. Refer to Note 31, Related Parties of our 2024 annual Financial Statements for further information.

Q2 2023
•We sold partial interests, without loss of control, in certain consolidated assets for net proceeds of approximately $511 million.
•We acquired a multifamily asset in the United States in the BSREP IV fund for approximately $157 million.

Q1 2023
•We acquired five logistics assets in the United States in the BSREP IV fund for approximately $400 million.
•We acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation (“Acquisition of Foreign Investments”) for consideration of $588 million through the issuance of a non-interest bearing note. There was a subsequent $530 million capital call related to the BSREP IV U.S. and foreign investments. The consideration for the Acquisition of Foreign Investments and capital call was funded by the issuance of LP Units, Special LP Units and REUs to the Corporation.

For the purposes of the following comparison discussion between the years ended December 31, 2024 and December 31, 2023, the above transactions are referred to as the investment activities.

Operating Results

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Commercial property revenue	$5,961	$5,929	$4,849
Hospitality revenue	2,357	2,594	1,511
Investment and other revenue	793	960	1,005
Total revenue	9,111	9,483	7,365
Direct commercial property expense	2,381	2,336	1,852
Direct hospitality expense	1,885	2,090	1,141
Investment and other expense	37	304	328
Interest expense	4,764	4,823	2,683
General and administrative expense	1,391	1,404	930
Total expenses	10,458	10,957	6,934
Fair value (losses) gains, net	(692)	(673)	20
Share of net earnings (losses) from equity accounted investments	331	(121)	826
(Loss) income before income taxes	(1,708)	(2,268)	1,277
Income tax expense (benefit)	289	(419)	281
Net (losses) income	$(1,997)	$(1,849)	$996

We recognized a net loss of $1,997 million for the year ended December 31, 2024 which compares to a net loss of $1,849 million during 2023. The decrease was driven by disposition activity during the year and valuation losses of $692 million in the current year, reflecting updated market and cashflow assumptions for certain LP Investments and office assets in our portfolio. These impacts were partially offset by an increase in earnings from equity accounted investments of $452 million, as these investments recorded fair value gains in the current year compared with fair value losses in the prior year and acquisition activity in LP Investments since the prior year. We also recorded lower interest expense of $59 million due to interest savings from paydown of corporate debt and lower interest rates in the current year, partially offset by higher debt balances resulting from acquisition activity and asset-level financings.

Commercial property revenue and direct commercial property expense
In 2024, commercial property revenue increased by $32 million compared to 2023. Excluding the impact of the Deconsolidation of BSREP IV of $218 million, the increase in commercial property revenue was driven by net acquisition activity in our LP Investments, which increased commercial property revenue by $258 million compared to prior year.

Direct commercial property expense increased by $45 million due to acquisition activity in our LP Investments segment which resulted in an increase of $150 million, partially offset by the Deconsolidation of BSREP IV which resulted in a $78 million reduction in expenses, as well as disposition activity.

Hospitality revenue and direct hospitality expense
Hospitality revenue prior to the impact of the Deconsolidation of BSREP IV, which resulted in a decrease of $214 million compared to prior year, decreased by $23 million driven by disposition activity in our LP Investments, which resulted in lower hospitality revenue of $86 million, partially offset by higher occupancies and average daily rates, primarily in the UK and Ireland, resulting in an increase of $54 million compared to prior year.

Direct hospitality expense decreased to $1,885 million in 2024 from $2,090 million in 2023. This reduction was driven by the same factors affecting hospitality revenue, including the Deconsolidation of BSREP IV of $173 million and the impact of disposition activity.

Investment and other revenue and investment and other expense
Investment and other revenue and expense, decreased by $167 million and $267 million, respectively, for the year ended December 31, 2024 compared to the prior year. These decreases are primarily due to fewer dispositions of multifamily develop-for-sale assets and the completion of an office development in Perth, which resulted in the cessation of development fees and associated development costs. The decrease in investment and other revenue was partially offset by higher dividend income from financial assets compared to prior year.

Interest expense
Interest expense decreased by $59 million for the year ended December 31, 2024 as compared to the prior year. This decrease is primarily driven by repayments of corporate debt, disposition activity, a lower interest environment compared to prior year and the Deconsolidation of BSREP IV. These decreases were partially offset by higher debt balances as a result of acquisition activity and asset-level financings.

General and administrative expense
General and administrative expense decreased by $13 million for the year ended December 31, 2024 compared to the prior year. Prior to the Deconsolidation of BSREP IV of $44 million, general and administrative expense increased by $31 million compared to the prior year primarily due to an increase in operating expenses in our LP Investments from acquisition activity since the prior year.

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
Fair value losses, net for our Office segment were $504 million for the year ended December 31, 2024. These losses were due to discount rate and capitalization rate expansion, partially offset by gains from updated cashflow assumptions in the U.S., Australia and UK, and the de-risking of a development asset in the UK as it nears completion.

Fair value losses, net for our Office segment were $1,145 million for the year ended December 31, 2023. The prior period losses are driven by discount rate and capitalization rate expansion, as well as updated cash flow assumptions in the U.S. and Canada.

Fair value losses, net for our Retail segment were $77 million for the year ended December 31, 2024. The losses were driven by fair value losses from updated cash flow and market assumptions at certain lower productivity properties, partially offset by gains driven by updated cash flow assumptions and leasing outperformance at Core premier retail centers.

Fair value gains, net for our Retail segment were $336 million for the year ended December 31, 2023. The fair value gains were primarily driven by fair value gains on our investment in a U.S. department store chain and positive leasing activity, partially offset by capitalization rate expansion to align with market conditions.

Fair value losses, net for our LP Investments segment for the year ended December 31, 2024 were $80 million. Fair value losses during the period were primarily driven by valuation metric expansion at select retail, office and manufactured housing assets in the U.S. These losses were partially offset by fair value gains from updated cash flow assumptions and strong leasing in India, and well as the positive impact of inflation on rental rates and capital spend in Brazil.

Fair value gains, net for our LP Investments segment for the year ended December 31, 2023 were $115 million. These gains are a result of updated valuation metrics and leasing assumptions in select opportunistic office, logistics, mixed-use and student housing assets. We also recognized gains on a conditional acquisition of office assets in India in 2022, that closed in 2023. These gains were partially offset by fair value losses from updated valuation metrics at office assets in Europe and leasing assumptions in select office assets in the U.S.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are in a mixed-use district in London, a mixed-use complex and an office tower in New York, a shopping center in Honolulu, and two malls in Las Vegas.

During the twelve months ended December 31, 2024, we sold 49% of our interest in an office property in the United Arab Emirates for net proceeds of approximately $165 million. We also sold partial interests in certain assets accounted for under the equity method for net proceeds of approximately $964 million.

During the twelve months ended December 31, 2023, we sold partial interests in certain assets accounted for under the equity method for net proceeds of approximately $184 million.

Our share of net earnings from equity accounted investments for the year ended December 31, 2024 was $331 million, which represents an increase of $452 million compared to the prior year. The increase in current year earnings is primarily due to significant fair value gains due to updated market assumptions at Core premier retail centers that are accounted for under the equity method.

Income tax expense
    Income tax expense for the year ended December 31, 2024 primarily relates to changes in pre-tax book income, restructuring of certain subsidiaries, and tax expense uncorrelated with accounting income.

Summary of Financial Position and Key Metrics

(US$ Millions, except per unit information)	Dec. 31, 2024	Dec. 31, 2023
Investment properties:
Commercial properties	$60,093	$77,699
Commercial developments	1,985	5,216
Equity accounted investments	19,547	19,435
Property, plant and equipment	5,484	11,085
Cash and cash equivalents	2,208	2,341
Assets held for sale	3,100	1,852
Total assets	102,591	131,577
Debt obligations	50,683	68,712
Liabilities associated with assets held for sale	898	57
Total equity	38,249	48,587

As of December 31, 2024, we had $102,591 million in total assets, compared with $131,577 million at December 31, 2023. The decrease of $28,986 million was primarily due to the Deconsolidation of BSREP IV which resulted in a decrease in total assets of $31,219 million compared to prior year. Refer to Note 31, Related Parties of our 2024 annual Financial Statements for further information. Excluding the impact of the BSREP IV deconsolidation, total assets increased by $2,233 million, primarily due to acquisition activity and capital expenditures on commercial developments. These increases were partially offset by the impact of foreign currency translation and disposition activity.

The following table presents the changes in investment properties from December 31, 2023 to December 31, 2024:

	Dec. 31, 2024
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$77,699	$5,216
Property acquisitions	7,775	235
Capital expenditures	832	1,302
Property dispositions(1)	(1,602)	—
Fair value (losses) gains, net	(883)	377
Foreign currency translation	(1,351)	(40)
Transfer between commercial properties and commercial developments	445	(445)
Reclassifications to assets held for sale and other	(2,601)	(14)
Reclassification of BSREP IV investments to assets held for sale(2)	(20,221)	(4,646)
Investment properties, end of year	$60,093	$1,985
(1)Property dispositions represent the carrying value on date of sale.
(2)See Note 31, Related Parties of our 2024 annual Financial Statements for further information on the Reclassification of BSREP IV investments to assets held for sale.

Commercial properties are commercial, operating, and rent-producing properties. Commercial properties decreased from $77,699 million at the end of 2023 to $60,093 million at the end of the current year. The decrease was primarily driven by the reclassification of BSREP IV investments to assets held for sale, the reclassification of certain office, retail, hospitality and logistics assets and manufactured housing communities to held for sale during the year. Additionally, the impact of foreign currency translation, disposition activity, and incremental fair value losses contributed to the decline compared to prior year. These decreases were partially offset by acquisition activity within our LP Investments segment, the operational commencement of two office assets in the same segment, and capital expenditures in both the LP Investments and Office segments. Refer to Note 3, Investment Properties and Note 31, Related Parties of our 2024 annual Financial Statements for further information.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1,985 million at December 31, 2024, a decrease of $3,231 million from the balance at December 31, 2023. The decrease was primarily due to the reclassification of BSREP IV investments to assets held for sale and two office assets becoming operational during the period, as mentioned above. The decreases were partially offset by capital spending, fair value gains within the LP investment segment and acquisition activity during the period. Refer to Note 3, Investment Properties and Note 31, Related Parties of our 2024 annual Financial Statements for further information.

The following table presents a roll-forward of changes in our equity accounted investments from December 31, 2023 to December 31, 2024:

(US$ Millions)	Year ended Dec. 31, 2024
Equity accounted investments, beginning of year	$19,435
Additions	484
Disposals and return of capital distributions	(898)
Share of net earnings from equity accounted investments	331
Distributions received	(290)
Foreign currency translation	(168)
Reclassifications of BSREP IV investments to assets held for sale(1)	(259)
Other comprehensive income and other	912
Equity accounted investments, end of year	$19,547
(1)See Note 31, Related Parties of our 2024 annual Financial Statements for further information on the Reclassifications of BSREP IV investments to assets held for sale.

Equity accounted investments increased by $112 million since December 31, 2023, primarily due to capital expenditures, acquisition activity and share of net earnings from equity accounted investments, partially offset by disposals and return of capital distributions within our LP Investments segment and our Office segment from the sale of a partial interest in an office asset in the United Arab Emirates. Refer to Note 5, Equity Accounted Investments and Note 31, Related Parties of our annual 2024 Financial Statements for further information.

The following table presents a roll-forward of changes in property, plant and equipment from December 31, 2023 to December 31, 2024:

(US$ Millions)	Year ended Dec. 31, 2024
Cost:
Balance at the beginning of period	$10,486
Additions	459
Disposals	(304)
Foreign currency translation	(110)
Reclassification (to) assets held for sale and other	(439)
Reclassifications of BSREP IV investments to assets held for sale(1)	(4,658)
5,434
Accumulated fair value changes:
Balance at the beginning of period	2,027
Revaluation losses, net	(103)
Foreign currency translation	(37)
Reclassification (to) assets held for sale and other	(141)
Reclassifications of BSREP IV investments to assets held for sale(1)	(471)
1,275
Accumulated depreciation:
Balance at the beginning of period	(1,428)
Depreciation	(392)
Disposals	162
Foreign currency translation	28
Reclassification to assets held for sale and other	92
Reclassifications of BSREP IV investments to assets held for sale(1)	313
(1,225)
Total property, plant and equipment(2)	$5,484
(1)See Note 31, Related Parties of our 2024 annual Financial Statements for further information on the Reclassifications of BSREP IV investments to assets held for sale.
(2)Includes right-of-use assets of $120 million (December 31, 2023 - $304 million)

Property, plant and equipment decreased by $5,601 million since December 31, 2023, primarily due to movements in our LP Investments segment, including the reclassification of BSREP IV investments to assets held for sale, revaluation losses, depreciation, net disposals and the impact of foreign currency translation. These decreases were partially offset by capital spend and acquisition activity. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

The following table presents a roll-forward of changes in assets held for sale from December 31, 2023 to December 31, 2024:

(US$ Millions)	Year ended Dec. 31, 2024
Balance, beginning of period	$1,852
Reclassification to assets held for sale, net	3,764
Reclassification of BSREP IV investments to assets held for sale(1)	33,735
Disposals(1)	(36,538)
Fair value adjustments	37
Foreign currency translation	(34)
Other	284
Balance, end of period	$3,100
(1)See Note 31, Related Parties of our 2024 annual Financial Statements for further information on the Reclassifications of BSREP IV investments to assets held for sale.

As of December 31, 2024, BSREP IV investments that were reclassified to held for sale in the third quarter were deconsolidated in the fourth quarter. See Note 31, Related Parties of our 2024 annual Financial Statements for further information. In addition, assets held for sale included three office properties in the U.S., one office property in Australia, four shopping malls in the U.S., two hotels in the U.S., a logistics portfolio in the U.S., a logistics center in Japan, six logistics properties in Europe, and two manufactured housing communities in the U.S. We intend to sell our interests in these assets to third parties within the next 12 months. Refer to Note 12, Held For Sale of our 2024 annual Financial Statements for further information.

The components of changes in debt obligations, including debt associated with assets held for sale, including changes related to cash flows from financing activities, are summarized in the table below:

(US$ Millions)	Year ended Dec. 31, 2024
Balance, beginning of period	$68,712
Debt obligation issuance, net of repayments	3,675
Debt from asset acquisitions	738
Assumed by purchaser	(1,245)
Amortization of deferred financing costs and (premium) discount	127
Foreign currency translation	(1,001)
Deconsolidation of BSREP IV debt obligations(1)	(19,487)
Other	(20)
Balance, end of period	$51,499
(1)See Note 31, Related Parties of our 2024 annual Financial Statements for further information on the Reclassifications of BSREP IV investments to liabilities held for sale.

Our debt obligations decreased to $51,499 million as at December 31, 2024 from $68,712 million as at December 31, 2023. The decrease is driven by the deconsolidation of debt obligations associated with BSREP IV, debt assumed by purchasers from disposition activity, currency translation losses and paydowns on our corporate debt of $2.2 billion. These decreases were partially offset by the issuance of debt on our recent acquisitions in our LP Investments segment. Refer to Note 13, Debt Obligations of our 2024 annual Financial Statements for further information.

Interests of others in operating subsidiaries and properties was $16,022 million at December 31, 2024, a decrease of $9,310 million from the balance at December 31, 2023. The decrease was driven by the Deconsolidation of BSREP IV which resulted in a decrease of $9,587 million compared to prior year and disposition activity, partially offset by incremental partial interests of properties in Office and Retail sold during the year.

     Total equity was $38,249 million at December 31, 2024, a decrease of $10,338 million from the balance at December 31, 2023. The decrease was driven by the Deconsolidation of BSREP IV which resulted in a decrease of $9,193 million compared to prior year as detailed above, net losses during the period and the impact of foreign currency translation. These decreases were partially offset by the paydowns on our corporate facilities and term debt mentioned above.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes our key operating results:

	2024				2023
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$1,902	$2,466	$2,423	$2,320	$2,483	$2,433	$2,327	$2,240
Direct operating costs	814	1,172	1,136	1,144	1,124	1,129	1,077	1,096
Net income (loss)	26	(525)	(789)	(709)	(630)	(367)	(458)	(394)
Net loss attributable to Unitholders	(131)	(421)	(483)	(385)	(293)	(177)	(531)	(232)

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

SEGMENT PERFORMANCE

    Our operations are organized into four operating segments which include Office, Retail, LP Investments and Corporate.

The following table presents NOI by segment:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Office(1)	$929	$984	$1,033
Retail(1)	989	1,005	1,011
LP Investments(1)	2,552	2,548	1,610
NOI(1)	$4,470	$4,537	$3,654
(1)This is a non-IFRS Accounting Standards measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included in the “Reconciliation of Non-IFRS Accounting Standards measures” section on page 74.

The following table presents FFO by segment:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Office	$(11)	$185	$325
Retail	367	345	626
LP Investments	(57)	(98)	288
Corporate	(843)	(756)	(653)
FFO(1)	$(544)	$(324)	$586
(1)This is a non-IFRS Accounting Standards measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included in the “Reconciliation of Non-IFRS Accounting Standards measures” section on page 74.

The following table presents equity attributable to Unitholders by segment as of December 31, 2024 and 2023:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Office(1)	$10,623	$12,103
Retail(1)	16,416	15,908
LP Investments(1)	4,915	6,891
Corporate(1)	(10,426)	(12,346)
Equity attributable to Unitholders(1)	$21,528	$22,556
(1)This is a non-IFRS Accounting Standards measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included in the “Reconciliation of Non-IFRS Accounting Standards measures” section on page 74.

Office

Overview
Our diversified Office portfolio consists of 71 million leasable square feet across 124 premier office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are irreplaceable assets in global gateway cities, including 16 office and mixed-use complexes in cities such as New York and London. The balance of our Office portfolio consists of Transitional and Development assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

Summary of Operating Results
The following table presents NOI, FFO, and net (loss) in our Office segment for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
NOI	$929	$984	$1,033
FFO	(11)	185	325
Net (loss)	(752)	(1,443)	(110)

NOI from our consolidated properties decreased to $929 million in 2024 from $984 million in 2023. The decrease is primarily due to disposition activity partially offset by lease commencements at higher average in-place rents since the prior year.

NOI from our unconsolidated properties, which is presented on a proportionate basis, decreased to $559 million in 2024 from $734 million in 2023. The decrease is primarily attributable to higher lease termination income in the UK in the prior year and disposition activity partially offset by lease commencements at higher in-place rents than the prior year.

FFO from our Office segment was $(11) million for the year ended December 31, 2024 as compared to $185 million in 2023. This decrease is driven by higher lease termination income in the UK recognized in the prior year, as well as disposition activity as mentioned above. These decreases were partially offset by lower interest expense from debt paydowns during the current year.

Net loss from our Office segment for 2024 was $752 million compared to $1,443 million in 2023. The decrease in net loss is a result of lower fair value losses and lower share of equity accounted losses in the UK compared to the prior year, partially offset by the movements discussed above.

Key Operating Metrics
The following table presents key operating metrics for our Office portfolio for the years ended December 31, 2024 and 2023:

(US$ Millions, except where noted)	Consolidated		Unconsolidated
As at and for the years ended Dec. 31,	2024	2023	2024	2023
Total portfolio(1):
Number of properties	54	59	70	69
Leasable square feet (in thousands)(2)	40,773	42,807	30,665	29,207
Occupancy	84.9%	84.1%	88.2%	87.9%
(1)Included in our total portfolio are 66 Core properties located in 16 premier office and mixed-use complexes in key global markets which total approximately 36 million leasable square feet and are 94.3% occupied compared with 95.1% in the prior year.
(2)Includes leasable office, retail and multifamily square footage at our properties.

The following table presents changes in investment properties in the Office segment from December 31, 2023 to December 31, 2024:

	Dec. 31, 2024
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$20,194	$859
Property acquisitions	21	—
Capital expenditures	190	242
Property dispositions	(275)	—
Fair value (losses) gains, net	(581)	58
Foreign currency translation	(492)	(30)
Transfer between commercial properties and commercial developments	(117)	117
Reclassifications to assets held for sale and other	(580)	(16)
Investment properties, end of year	$18,360	$1,230

    Commercial properties totaled $18,360 million at December 31, 2024, compared to $20,194 million at December 31, 2023. This decrease was primarily driven by the reclassification of two assets in the U.S. and one asset in Australia to held for sale, the impact of foreign currency translation, fair value losses on select properties due to updated valuation metrics and cash flow assumptions, and the disposition of office assets in Australia and Canada. These impacts were partially offset by capital expenditures.

Commercial developments increased by $371 million between December 31, 2023 and December 31, 2024, primarily the result of development spend in the UK and Australia, the redevelopment of an office asset in Australia and fair value gains in the UK as the development nears completion.

The following table presents changes in our partnership’s equity accounted investments in the Office segment from December 31, 2023 to December 31, 2024:

(US$ Millions)	Dec. 31, 2024
Equity accounted investments, beginning of year	$8,199
Additions	297
Disposals and return of capital distributions	(162)
Share of net income, including fair value (losses)	(162)
Distributions received	(224)
Foreign currency translation	(105)
Other comprehensive income and other	(38)
Equity accounted investments, end of year	$7,805

Equity accounted investments decreased by $394 million to $7,805 million at December 31, 2024 compared to the prior year-end. The decrease was driven by the return of capital and distributions from the sale of our partial interest in an asset in the United Arab Emirates, and share of net losses driven by valuation metric expansion, updated leasing assumptions and the impact of foreign currency translation. This was partially offset by the acquisition of a mixed-use asset in Japan.

Debt obligations decreased from $14,012 million at December 31, 2023 to $12,248 million at December 31, 2024. This decrease was primarily driven by the paydown of asset-level debt obligations in the U.S.

Retail

Overview
Our Retail portfolio consists of 102 million leasable square feet across 100 malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

Summary of Operating Results
The following table presents NOI, FFO, and net income in our Retail segment for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
NOI	$989	$1,005	$1,011
FFO	367	345	626
Net income	527	669	163

NOI from our consolidated properties decreased to $989 million during the year ended December 31, 2024 compared to $1,005 million during the same period in the prior year attributable to disposition activity and bad debt expense in the current year, offset by higher rents across the portfolio.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased slightly to $744 million during the year ended December 31, 2024, compared to $741 million in 2023, primarily attributable to higher rents and higher sales compared to prior year, partially offset by disposition activity.

    FFO earned in our Retail segment for the year ended December 31, 2024 was $367 million compared to $345 million in the prior year. The increase was attributable to lower interest expense driven by corporate debt repayments and lower interest rates compared to prior year.

Net income from our Retail segment was $527 million in 2024 compared to $669 million in 2023. The decrease is driven by fair value gains in the prior year attributable to our investment in a U.S. department store chain. The decrease was partially offset by fair value gains at certain Core premier retail centers accounted for under the equity method due to updated market assumptions.

Key Operating Metrics
The following table presents key operating metrics in our Retail portfolio as at and for the years ended December 31, 2024 and 2023:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2024	2023	2024	2023
Total portfolio(1):
Number of malls and urban retail properties	51	54	49	50
Leasable square feet (in thousands)(2)	46,370	48,847	55,713	57,315
Leased %(2)	94.0%	93.7%	96.6%	96.7%
(1)Included in our total portfolio are 19 Core premier retail centers which total approximately 24 million leasable square feet and are 97.5% occupied compared with 97.3% in the prior year.
(2)Total Portfolio Leasable square feet represents total leasable area.

The following table presents the changes in investment properties in the Retail segment from December 31, 2023 to December 31, 2024:

Dec. 31, 2024
(US$ Millions)	Commercial properties
Investment properties, beginning of year	$19,385
Capital expenditures	131
Property dispositions	(5)
Fair value gains (losses), net	40
Reclassifications to assets held for sale	(612)
Investment properties, end of year	$18,939

Commercial properties decreased by $446 million to $18,939 million, primarily due to the reclassification of four assets to held for sale, partially offset by capital spend on our retail centers.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Retail segment for the year ended December 31, 2024:

(US$ Millions)	Dec. 31, 2024
Equity accounted investments, beginning of year	$9,501
Additions	64
Disposals and return of capital	(205)
Share of net earnings from equity accounted investments	497
Distributions	(25)
Other	(9)
Equity accounted investments, end of year	$9,823

Equity accounted investments increased by $322 million to $9,823 million, primarily due to share of net earnings from equity accounted investments and additions, partially offset by return of capital.

Debt obligations decreased by $1,170 million to $11,408 million, due to paydowns of asset-level and term debt.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, student housing, and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

◦A 31% interest in BSREP I, which is in its 13th year since initial closing, is fully invested and is working toward realizing its remaining investments in the near-term

◦A 26% interest in BSREP II, which is in its 10th year since initial closing, is fully invested and is executing realization

◦A 9% interest in BSREP III, which is in its 8th year since initial closing

◦An 8% interest in BSREP IV, which is in its 4th year since initial closing

◦An interest in opportunistic investments held by a new opportunistic fund that are financed by the fund’s subscription secured credit facility pending its final close.

•A blended 30% interest in two value-add multifamily funds projecting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 33% interest in a series of real estate debt funds which seek to invest in commercial real estate debt secured by properties in strategic locations.

While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I and BSREP II held through the LP Investments as the Corporation’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interests in BSREP III and BSREP IV as our 9% and 8% non-voting interest, respectively, do not provide us with control over the investment and which therefore are accounted for as a financial asset. In the case of BSREP IV, the financial asset is held through a joint venture accounted for as an equity method investment.

Summary of Operating Results
    Our LP investments, unlike our Office and Retail portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets, or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to fund reinvestment.

    The following table presents NOI, FFO, and net (loss) income in our LP Investments segment for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
NOI	$2,552	$2,548	$1,610
FFO	(57)	(98)	288
Net (loss) income	(1,091)	(610)	1,318

    NOI in our LP Investments segment for the year ended December 31, 2024 was $2,552 million, remaining largely unchanged compared to 2023. Excluding the impact of Deconsolidation BSREP IV of $181 million compared to prior year, NOI in our LP investments increased by $185 million primarily attributable to higher revenues from net acquisitions activity and strong leasing activity at our office portfolio in India and higher occupancies and average daily rates our hospitality portfolio in the UK and Ireland.

FFO in our LP Investments segment increased by $41 million for the year ended December 31, 2024. These increases are primarily due to higher NOI driven by net acquisitions as discussed above which was partially offset by higher interest expense due to temporary draws on the subscription facilities, debt from acquisition activity and operating expenses.

    Net income from our LP Investments segment decreased by $481 million for the year ended December 31, 2024, due to fair value losses in the current period, compared to fair value gains in the prior year, driven by updated valuation metrics and leasing assumptions at retail, office and logistics assets in the U.S. and an office asset in the UK.

Corporate
Certain amounts are allocated to our Corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO, and net loss in our Corporate segment for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
FFO	$(843)	$(756)	$(653)
Net loss	(681)	(465)	(375)

FFO was a loss of $843 million for the year ended December 31, 2024 compared to a loss of $756 million in the prior year.

Investment and other revenue consist of development and leasing fee income earned of $233 million compared to $222 million in 2023.

Interest expense for the year ended December 31, 2024 was $435 million (2023 - $395 million), which reflects $103 million (2023 - $101 million) of interest expense on capital securities and $332 million (2023 - $294 million) of interest expense on our credit facilities and corporate bonds. In the current year, we paid down $2.2 billion of our corporate debt, including $1.1 billion of our corporate facilities, $453 million (C$600 million) of our corporate bonds and $600 million of our Class A Preferred Units, Series 2 capital securities.

Another component of FFO is general and administrative expense, which for the year ended December 31, 2024, was $562 million (2023 - $542 million), and includes $178 million (2023 - $195 million) of asset management fees and $384 million (2023 - $347 million) of other corporate costs. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of Brookfield BPY Holdings Inc. (“CanHoldco”) and (b) any fees payable by us in connection with our commitment to private real estate funds of any Service Providers but for the election by us for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable).

In 2024, income tax benefit allocated to the Corporate segment was $101 million (2023 - income tax benefit of $203 million and 2022 - expense of $20 million) primarily due to changes in pre-tax book income.

As of December 31, 2024, the carrying value of CanHoldco’s Class B Common Shares was $1,277 million (December 31, 2023 - $1,415 million).

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

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments and existing obligations, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

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

We are subject to risks that affect the retail environment, including persistent inflation, increased interest rates, unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, adverse weather conditions, natural disasters, pandemics and poor housing market conditions. All of these factors could negatively affect consumer spending and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants. In addition, our retail tenants face competition from retailers at other regional malls, outlet malls and other discount shopping centers, discount shopping clubs, catalogue companies, and through internet sales and telemarketing. Competition of these types could reduce the percentage of rent payable by certain retail tenants and adversely affect our revenues and cash flows.

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

Government and government agencies comprise 4.6% of our Office segment tenant base and, as at December 31, 2024, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Office portfolio and their respective credit ratings and exposure as at December 31, 2024:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	Not Rated	4.6%
Morgan Stanley	NY/London/Toronto	A+	2.4%
CIBC World Markets(3)	NY/Toronto/Calgary	AA	2.0%
Suncor Energy	Calgary/Houston	BBB+	1.9%
Clifford Chance	London/Dubai	Not Rated	1.7%
EY	NY/Denver/London/Dubai	Not Rated	1.5%
Barclays	London/Calgary	A+	1.4%
Cenovus	Calgary	BBB	1.4%
Royal Bank of Canada	NY/Toronto/Calgary	AA+	1.4%
Amazon	NY/London	AA	1.4%
Total			19.7%
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

The following list reflects the largest tenants in our Retail portfolio as at December 31, 2024. The largest ten tenants in our portfolio accounted for approximately 18.3% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
LVMH	Louis Vuitton, Sephora, Fendi, Bulgari, Dior, Tag Heuer	3.3%
Foot Locker, Inc	Footlocker, Champs Sports, Footaction USA, House of Hoops	2.4%
Victoria's Secret & Co	Victoria's Secret, PINK	2.4%
The Gap, Inc	Gap, Banana Republic, Old Navy, Athleta	1.7%
American Eagle Outfitters, Inc	American Eagle Outfitters, Aerie	1.7%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.6%
Abercrombie & Fitch Stores, Inc	Abercrombie, Abercrombie & Fitch, Hollister	1.4%
Luxottica Group S.P.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.4%
Tapestry, Inc	Coach, Kate Spade New York, Stuart Weitzman	1.2%
Venetian Las Vegas Gaming, LLC	Venetian Food Hall, Showroom Space, Emporio D'Gondola, Palazzo Poker Room, Estiatorio Milos	1.2%
Total		18.3%
(1)Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 9.7% of our Office and Retail leases mature annually up to 2029. Our Office and Retail leases have a weighted average remaining lease life of approximately 6 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our Office and Retail portfolios at December 31, 2024, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2025	2026	2027	2028	2029	2030	2031	2031 and	Total
									Beyond
Office	9,767	3,115	3,959	3,594	6,860	4,047	4,784	3,547	31,764	71,437
Expiring %	13.7%	4.4%	5.5%	5.0%	9.6%	5.7%	6.7%	5.0%	44.4%	100.0%
Retail(1)	2,235	5,619	6,655	8,208	5,241	5,288	3,144	2,174	8,505	47,069
Expiring %	4.7%	11.9%	14.1%	17.4%	11.1%	11.2%	6.7%	4.6%	18.3%	100.0%
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

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of approximately six years.

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

Approximately 58% of our outstanding debt obligations at December 31, 2024 are floating rate debt compared to 49% at December 31, 2023. The increase in floating rate debt compared to prior year is primarily due to acquisition activity in a new opportunistic fund that is financed by temporary drawdowns on the fund’s subscription credit facility as well as a reduction in interest rate swaps compared to prior year. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $294 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $72 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. Refer to Note 30, Financial Instruments in our 2024 annual Financial Statements for further information.

At December 31, 2024, our consolidated debt obligations to capitalization was 55% (December 31, 2023 – 57%). Capitalization includes debt obligations, capital securities and total equity. It is our view this level of indebtedness remains appropriate given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the year ended December 31, 2024, approximately 31% of our assets and 36% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments."

The following table shows the impact of a 10% change in foreign exchange rates on net income and other comprehensive income:

	Dec. 31, 2024
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	(1,380)	$96	$—
Australian Dollar	A$	1,469	(91)	—
British Pound		£3,469	(434)	—
Euro		€1,162	(120)	—
Brazilian Real	R$	2,501	(40)	—
Indian Rupee	Rs	35,090	(41)	—
Hong Kong Dollar	HK$	93	(1)	—
Chinese Yuan	C¥	2,141	(29)	—
Korean Won	₩	394,525	(27)	—
United Arab Emirates Dirham	AED	820	(22)	—
Swedish Krona	SEK	301	(3)	—
Japanese Yen		¥16,014	(10)	—
Total			$(722)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2023
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	(561)	$42	$—
Australian Dollar	A$	1,754	(119)	—
British Pound		£3,269	(416)	—
Euro		€1,197	(132)	—
Brazilian Real	R$	3,435	(71)	—
Indian Rupee	Rs	28,517	$(34)	—
Hong Kong Dollar	HK$	118	(2)	—
Chinese Yuan	C¥	2,206	(31)	—
Korean Won	₩	409,728	(32)	—
United Arab Emirates Dirham	AED	1,477	(40)	—
Swedish Krona	SEK	308	(3)	—
Total			$(838)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2022
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	142	$(11)	$—
Australian Dollar	A$	1,560	(106)	—
British Pound		£4,059	(490)	—
Euro		€690	(74)	—
Brazilian Real	R$	3,129	(60)	—
Indian Rupee	Rs	33,212	(40)	—
Chinese Yuan	C¥	2,554	(37)	—
Korean Won	₩	417,865	(33)	—
United Arab Emirates Dirham	AED	1,287	(35)	—
Total			$(886)	$—
(1)Net of Canadian Dollar denominated loans.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee, South Korean Won and Japanese Yen denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•Interest rate caps to hedge interest rate risk on certain variable rate debt; and
•Cross currency swaps to manage interest rates and foreign currency exchange rates on existing variable rate debt.

Effective June 30, 2024, Canadian Overnight Repo Rate Average (“CORRA”) replaced Canadian Dollar Offered Rate (“CDOR”). The partnership assessed the impact and effect of required changes as a result of amendments to the contractual terms of CDOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updated hedge designations. The adoption did not have significant impact on the partnership’s financial reporting.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

Refer to Note 30, Financial Instruments in our 2024 annual Financial Statements for a detailed description of our financial risk exposure, risk management activities, and further information on derivative instruments at December 31, 2024.

RELATED PARTIES
    In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited and its ultimate parent is Brookfield Corporation. Other related parties of the partnership include Brookfield Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

    On July 26, 2021, Brookfield Corporation’s ownership interest in the partnership was restructured, including the issuance of CanHoldco Non-Voting Common Shares to Brookfield Corporation and the management fee structure was amended. Refer to Note 31, Related Parties, respectively, of our 2024 annual Financial Statements for further information.

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through the Manager, by way of a plan of arrangement. The transaction resulted in the division of Brookfield into two publicly traded companies – the Manager under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests in several real estate funds and other investment interests from Brookfield Corporation (“Manager Reorganization”) for net consideration of $2,475 million through the issuance of CanHoldco Class D Junior Preferred Shares to Brookfield Corporation. The LP interests and other investment interests acquisitions were accounted for as a business acquisition under common control, as discussed in Note 2, Material Accounting Policies of our 2024 annual Financial Statements, the partnership records assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity.

On January 1, 2023, we acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation for consideration of $588 million through the issuance of a non-interest bearing note. In February 2023, there was a $530 million capital call in respect to BSREP IV U.S. and foreign investments. We repaid the non-interest bearing note and funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation. The Corporation retained an identical indirect economic interest in the BSREP IV investment before and after the transaction.

In May 2023, there was a $507 million capital call in respect to BSREP IV’s investments. We funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation.

In August 2023, we issued mandatory convertible non-voting preferred shares for proceeds of $1.6 billion that were ultimately held by a wholly-owned subsidiary of BWS (the “BWS Preferred Shares”). The BWS Preferred Shares provided that, upon conversion, a BWS subsidiary would obtain a common equity interest in the entities through which the partnership holds its LP interest in BSREP IV investments (the “BSREP IV holding entities”). On issuance of the BWS Preferred Shares, there was no change in the partnership’s contractual rights and exposure to variable returns over the BSREP IV holding entities and we continued to consolidate the BSREP IV investments. In the third quarter of 2024, we reclassified our interest in the BSREP IV investments to assets held for sale (“Reclassification of BSREP IV to asset and liabilities held for sale”). On October 4, 2024, BWS completed its acquisition of our interests in BSREP IV which resulted in the deconsolidation of the BSREP IV investments as control was lost. Following the conversion, we hold an approximate 8% indirect LP interest in the BSREP IV investments that is accounted for as a financial asset held through an equity-accounted joint venture with BWS.

During the years ended December 31, 2024 and December 31, 2023, we sold partial interests in several assets to BWS in order to support the continued scaling of BWS, generating net proceeds of approximately $1.8 billion and $695 million, respectively. The sales were carried out at arm’s length on market terms at existing valuations and resulted in no gain or loss at the time of transaction.

As of December 31, 2024, we paid compensation expense to a subsidiary of Brookfield Asset Management of $18 million.

CRITICAL ACCOUNTING POLICIES AND JUDGMENTS
Please refer to Note 2(q), Material Accounting Policies - Critical judgments and estimates in applying accounting policies of our 2024 annual Financial Statements for further information.

NON-IFRS ACCOUNTING STANDARDS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, FFO, net income attributable to Unitholders, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS Accounting Standards and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization (“Hospitality NOI”).

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

•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.

•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 74.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS Accounting Standards, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS Accounting Standards and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 74 as we believe net income is the most comparable measure.

    Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally.

Reconciliation of Non-IFRS Accounting Standards Measures
As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, our partnership uses non-IFRS Accounting Standards measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included below.

    The following table reconciles net income to NOI for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Net (loss) income	$(1,997)	$(1,849)	$996
Add (deduct):
Income tax (benefit) expense	289	(419)	281
Investment and other revenue	(793)	(960)	(1,005)
Interest expense	4,764	4,823	2,683
Depreciation and amortization expense(1)	418	440	287
Investment and other expense	37	304	328
General and administrative expense	1,391	1,404	930
Fair value gains (losses), net	692	673	(20)
Share of net (losses) earnings from equity accounted investments	(331)	121	(826)
Total NOI(1)	$4,470	$4,537	$3,654

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Commercial property revenue	$5,961	$5,929	$4,849
Direct commercial property expense	(2,381)	(2,336)	(1,852)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	54	50	29
Commercial property NOI(1)	3,634	3,643	3,026
Hospitality revenue	2,357	2,594	1,511
Direct hospitality expense	(1,885)	(2,090)	(1,141)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	364	390	258
Hospitality NOI(1)	836	894	628
Total NOI(1)	$4,470	$4,537	$3,654
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net income to FFO for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Net (loss) income	$(1,997)	$(1,849)	$996
Add (deduct):
Fair value gains (losses), net	692	673	(20)
Share of equity accounted fair value gains (losses), net	124	765	(120)
Depreciation and amortization of real-estate assets(1)	306	320	190
Income tax expense (benefit)	289	(419)	281
Non-controlling interests in above items	42	186	(741)
FFO	$(544)	$(324)	$586
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

Reconciliation of Non-IFRS Accounting Standards Measures – Office
The following table reconciles Office net (loss) income to NOI for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Net (loss)	$(752)	$(1,443)	$(110)
Add (deduct):
Income tax expense (benefit)	16	(188)	97
Investment and other revenue	(186)	(168)	(346)
Interest expense	874	896	723
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	10	12	12
Investment and other expense	35	45	125
General and administrative expense	266	251	257
Fair value gains, net	504	1,145	825
Share of net earnings (losses) from equity accounted investments	162	434	(550)
Total NOI – Office(1)	$929	$984	$1,033
(1)     As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Office segment are presented below:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Commercial property revenue	$1,741	$1,803	$1,842
Hospitality revenue(1)	27	27	22
Direct commercial property expense	(827)	(832)	(820)
Direct hospitality expense(1)	(22)	(26)	(23)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	10	12	12
Total NOI – Office(2)(3)	$929	$984	$1,033
(1)Hospitality revenue and direct hospitality expense within our Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to our office assets in Houston.
(2)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(3)Included in our total Office portfolio are 66 Core properties located in 16 premier office and mixed-use complexes in key global markets, which generated consolidated NOI of $437 million for the year ended December 31, 2024 (2023 -$436 million). On a look-through basis, same-property NOI for these assets were relatively flat compared to prior year. See footnote 1 in Share of net earnings from equity accounted investments below for detail on NOI from unconsolidated Core properties.

The following table reconciles Office net (loss) income to FFO for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Net (loss)	$(752)	$(1,443)	$(110)
Add (deduct):
Fair value losses, net	504	1,145	825
Share of equity accounted fair value losses (gains), net	344	799	(307)
Depreciation and amortization of real estate assets(1)	3	4	5
Income tax expense (benefit)	16	(188)	97
Non-controlling interests in above items	(126)	(132)	(185)
FFO	$(11)	$185	$325
(1)     Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The following table reconciles Office share of net earnings from equity accounted investments for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Unconsolidated properties NOI(1)	$559	$734	$475
Unconsolidated properties fair value losses (gains), net	(344)	(799)	307
Other(2)	(377)	(369)	(232)
Share of net (losses) earnings from equity accounted investments	$(162)	$(434)	$550
(1)Included in our total Office portfolio are 66 Core properties located in 16 premier office and mixed-use complexes in key global markets, which generated unconsolidated NOI of $412 million for the year ended December 31, 2024 (2023 - $579 million). The prior year benefited from higher lease termination income. On a look-through basis, same-property NOI for these assets were relatively flat compared to prior yet. See footnote 3 in the key components of NOI above for detail on NOI from consolidated Core properties.
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Accounting Standards Measures – Retail
The following table reconciles Retail net income to NOI for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Net income	$527	$669	$163
Add (deduct):
Income tax expense	26	8	38
Investment and other revenue	(134)	(129)	(155)
Interest expense	765	810	660
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	15	18	20
General and administrative expense	210	234	217
Fair value gains (losses), net	77	(336)	302
Share of net losses from equity accounted investments	(497)	(269)	(234)
Total NOI – Retail(1)	989	1,005	1,011
(1)     As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Retail segment are presented below:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Commercial property revenue	$1,414	$1,430	$1,402
Direct commercial property expense	(440)	(443)	(411)
Add: Depreciation and amortization included in direct commercial property expense(1)	15	18	20
Total NOI – Retail(1)(2)	$989	$1,005	$1,011
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Included in our total portfolio are 19 Core premier retail centers which generated consolidated NOI of $355 million for the year ended December 31, 2024 (2023 - $338 million). On a look-through basis, same-property NOI for these assets grew by 4% compared to prior year. See footnote 1 in Share of net earnings from equity accounted investments on Page 77 below for detail on NOI from unconsolidated Core properties.

The following table reconciles Retail net income to FFO for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Net income	$527	$669	$163
Add (deduct):
Fair value gains (losses), net	77	(336)	302
Share of equity accounted fair value (losses) gains, net	(226)	23	175
Income tax expense	26	8	38
Non-controlling interests in above items	(37)	(19)	(52)
FFO	$367	$345	$626

The following table reconciles Retail share of net earnings from equity accounted investments for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Unconsolidated properties NOI(1)	$744	$741	$752
Unconsolidated properties fair value gains (losses), net	226	(23)	(175)
Other(2)	(473)	(449)	(343)
Share of net earnings from equity accounted investments	$497	$269	$234
(1)Included in our total portfolio are 19 Core premier retail centers which generated consolidated NOI of $324 million for the year ended December 31, 2024 (2023 - $319 million). On a look-through basis, same-property NOI for these assets grew by 4% compared to prior year. See footnote 3 in key components of NOI on page 76 above for detail on NOI from consolidated Core properties.
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Accounting Standards Measures - LP Investments
    The following table reconciles LP Investments net (loss) income to NOI for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Net (loss) income	$(1,091)	$(610)	$1,318
Add (deduct):
Income tax expense (benefit)	348	(36)	126
Investment and other revenue	(217)	(415)	(499)
Interest expense	2,690	2,722	1,000
Depreciation and amortization on non-real estate assets(2)	383	410	255
Investment and other expense	2	259	203
General and administrative expense	353	377	179
Fair value (gains) losses, net	80	(115)	(930)
Share of net (earnings) losses from equity accounted investments	4	(44)	(42)
Total NOI - LP Investments(1)	$2,552	$2,548	$1,610
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our LP Investments segment are presented below:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Commercial property revenue	$2,806	$2,696	$1,605
Hospitality revenue	2,330	2,567	1,489
Direct commercial property expense	(1,106)	(1,061)	(621)
Direct hospitality expense	(1,861)	(2,064)	(1,118)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	383	410	255
Total NOI(1)	$2,552	$2,548	$1,610
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles LP Investments net (loss) income to FFO for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Net (loss) income	$(1,091)	$(610)	$1,318
Add (deduct):
Fair value (gains) losses, net	80	(115)	(930)
Share of equity accounted fair value (earnings) losses, net	7	(57)	12
Depreciation and amortization of real estate assets(1)	303	316	185
Income tax expense (benefit)	348	(36)	126
Non-controlling interests in above items	296	404	(423)
FFO	$(57)	$(98)	$288
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

Reconciliation of Non-IFRS Accounting Standards Measures – Corporate
    The following table reconciles Corporate net (loss) income to net loss attributable to Unitholders for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Net (loss)	$(681)	$(465)	$(375)
Net (loss) income attributable to non-controlling interests	46	(168)	(25)
Net loss attributable to Unitholders	$(727)	$(297)	$(350)

    The following table reconciles Corporate net loss to FFO for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Net (loss)	$(681)	$(465)	$(375)
Add (deduct):
Fair value (gains), net	31	(21)	(217)
Income tax (benefit) expense	(101)	(203)	20
Non-controlling interests in above items	(92)	(67)	(81)
FFO	$(843)	$(756)	$(653)

5.B.    LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. At December 31, 2024, capital totaled $92 billion compared to $120 billion at December 31, 2023. The decrease in capital compared to the prior year is driven by the Deconsolidation of BSREP IV which resulted in a decrease of $28 billion. Refer to Note 31, Related Parties of our 2024 annual Financial Statements for further information. Capital further decreased from paydowns of $2.2 billion of our corporate debt, including $1.1 billion of our corporate facilities, $453 million (C$600 million) of our corporate bonds and $600 million of our Class A Preferred Units, Series 2 capital securities.

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

We expect to be able to refinance the majority of debt obligations maturing in the near term or to exercise contractual extension options thereon. In certain instances, we plan to seek certain modifications to mortgages, including lease restructuring approvals and technical default waivers, and potentially interest deferrals on such loans. Certain development assets with construction facilities in place will require development waivers subject to a protracted work stoppage.

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
◦Discretionary capital expenditures;
◦Property acquisitions; and
◦Future developments.

We finance our assets principally at the operating company level with asset-specific debt in local currencies that generally has long maturities, few restrictive covenants and recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

    The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Office	Retail	LP Investments	Total
2025	$6,516	$2,881	$5,270	$14,667
2026	2,742	1,483	2,378	6,603
2027	1,360	1,168	2,281	4,809
2028	214	723	628	1,565
2029	850	1,917	2,062	4,829
2030 and thereafter	366	38	2,675	3,079
Deferred financing costs	(30)	(35)	(93)	(158)
Secured debt obligations(1)	$12,018	$8,175	$15,201	$35,394
(1)The figures above do not consider available extension options. For the debt obligations maturing in the remainder of 2025 and 2026, debt obligations of $4,271 million, nil and $4,425 million for Office, Retail and LP Investments, respectively, had extension options.

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2025 to 2026, however, excluding debt obligations on assets in receivership, we have suspended contractual payment on approximately 5% of our non-recourse mortgages and are currently engaging in modification or restructuring discussions with the respective creditors. We are seeking relief and may or may not be successful in these negotiations. If unsuccessful, certain properties securing these loans could be transferred to the lenders.

Our strategy is to satisfy our liquidity needs using our cash on hand, cash flows generated from operating activities and provided by financing activities, as well as proceeds from asset sales, primarily held in the LP Investments segment. Our operating subsidiaries also generate liquidity by accessing capital markets on an opportunistic basis.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, distributions, recurring and non-recurring capital expenditures, development costs, potential property acquisitions, capital contributions to operating subsidiaries and our capital commitments to various funds. We plan to meet these needs with one or more of: cash flows from operations; construction loans; creation of new funds; proceeds from sales of assets; proceeds from sale of non-controlling interests in subsidiaries and properties; and credit facilities and refinancing opportunities.

Our operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in compliance with substantially all such covenants at December 31, 2024. Our operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership. Summaries of our debt profile for each of our segments are included elsewhere in this Form 20-F.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. These balances may fluctuate as a result of timing differences relating to financing and investing activities for the year ended December 31, 2024, our operating cash flow was $1,018 million, cash flow from investing activities was $(6,798) million and cash flow from financing activities was $5,736 million. The consolidated cash balance at December 31, 2024 was $2,208 million.

In 2024, the partnership funded the gap between its distributions and cash flow from operating activities through the sale of partial interests in several assets to BWS and a partial interest in an office asset in the United Arab Emirates. We also completed realizations in our LP Investments segment, consisting of a manufactured housing sub-portfolio, a sub-portfolio of hospitality assets in the U.S, three retail assets in the U.S. and one hospitality asset in South Korea. These dispositions generated approximately $2.5 billion of net cash inflows and meaningful returns on capital.

In 2023, the partnership funded the gap between its distributions and cash flow from operating activities through sale of partial interests in several assets to BWS and an office asset in Brazil. We also closed on sales within BSREP I and BSREP II in our LP Investments segment, consisting of a hospitality joint venture and manufactured housing sub-portfolio, as these limited-life funds have reached the realization stage of their respective lifecycles. These dispositions generated approximately $1.4 billion of net cash inflows and meaningful returns on capital.

In 2022, the partnership funded the gap between its distributions and cash flow from operating activities through several LP Investment portfolio sales within BSREP I and BSREP II, consisting of a triple net lease, hospitality and student housing portfolio, generating approximately $1.7 billion of net cash inflows and meaningful returns on capital.

SUBSIDIARY PUBLIC ISSUERS
Brookfield Property Split Corp. (“BOP Split Corp”) was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in Brookfield Office Properties Inc. (“BPO”) common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All preferred shares issued by BOP Split are retractable by the holders at any time for cash. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 ─ Continuous Disclosure Obligations providing for an exemption for certain credit support issuers.

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

The following tables provide consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc., New LP and the holding entities:

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P. consolidated
Year ended December 31, 2024
Revenue	$—	$37	$73	$94	$220	$986	$180	$7,521	$9,111
Net (loss) income attributable to unitholders(1)	(509)	(375)	(931)	127	182	(1,420)	154	1,352	(1,420)

Year ended December 31, 2023
Revenue	$—	$33	$255	$116	$219	$671	$598	$7,591	$9,483
Net (loss) income attributable to unitholders(1)	(442)	(1,000)	(1,136)	(38)	177	(1,233)	564	1,875	(1,233)

Year ended December 31, 2022
Revenue	$—	$28	$224	$102	$203	$844	$432	$5,532	$7,365
Net income (loss) attributable to unitholders(1)	(47)	(62)	(687)	141	161	(132)	450	44	(132)
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the Operating Partnership, CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
As of Dec. 31, 2024
Current assets	$—	$272	$270	$—	$1,907	$2,949	$3,090	$721	$(4,200)	$5,009
Non-current assets	8,444	5,638	12,175	—	25	—	32,367	2,961	32,872	94,482
Assets held for sale	—	—	—	—	—	—	—	—	3,100	3,100
Current liabilities	—	1,355	1,973	—	673	—	8,598	755	7,418	20,772
Non-current liabilities	—	(22)	1,516	—	978	653	3,910	485	35,152	42,672
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	898	898
Preferred equity	699	3,728	—	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,408	—	—	—	—	—	13,614	16,022
Equity attributable to unitholders(1)	$7,745	$849	$6,548	$—	$281	$2,296	$22,227	$2,442	$(20,860)	$21,528

As of Dec. 31, 2023
Current assets	$—	$428	$187	$—	$2,369	$2,952	$3,415	$1,124	$(3,286)	$7,189
Non-current assets	8,809	6,458	13,771	—	6	—	33,222	2,506	57,764	122,536
Assets held for sale	—	—	—	—	—	—	—	—	1,852	1,852
Current liabilities	—	1,485	1,293	—	834	—	7,926	776	9,541	21,855
Non-current liabilities	—	15	2,631	—	1,432	659	4,734	483	51,124	61,078
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	57	57
Preferred equity	699	3,728	—	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,458	—	—	—	—	—	22,874	25,332
Equity attributable to unitholders(1)	$8,110	$1,658	$7,576	$—	$109	$2,293	$23,255	$2,371	$(22,816)	$22,556
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the Operating Partnership, CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
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

Total revenue of the partnership for the twelve months ended December 31, 2024 was $9,111 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) For the twelve months ended Dec. 31, 2024	Combined Guarantor entities
Revenue	$2
Revenue - from related parties	12
Revenue - from non-guarantor subsidiaries	336
Dividend income - from non-guarantor subsidiaries	811
Operating profit	398
Net income	431

Total assets of the partnership and its controlled subsidiaries for the period ended December 31, 2024 were $102,591 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) As at Dec. 31, 2024	Combined Guarantor entities
Current assets	$101
Current assets - due from related parties	548
Current assets - due from non-guarantor subsidiaries	5,583
Long-term assets	47
Long-term assets - due from related parties	—
Current liabilities	189
Current liabilities - due to related parties	2,534
Current liabilities - due to non-guarantor subsidiaries	6,102
Long-term liabilities	2,115
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	1,740
Non-controlling interests	4,076

 5.C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

 5.D.    TREND INFORMATION

We seek to increase the cash flows from our office and retail property activities through continued leasing activity. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. However, these cash flows could be impacted by inflationary pressures, sustained higher interest rates, changes in tenant use of office space, increased tenant incentives and changes in consumer tastes and buying patterns at our retail properties. Our belief is we own the highest quality, best-located buildings that continue to be in high demand which, will continue to create opportunities for our partnership to increase its occupancy levels, lease rates and cash flows. These beliefs are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements."

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

Given the limited new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

5.E.    CRITICAL ACCOUNTING ESTIMATES

Use of Estimates
Our partnership makes estimates and assumptions that affect the carrying amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of earnings for the period. Actual results could differ from estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

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

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation
Jeffrey M. Blidner Toronto, Canada	76	Chair	Vice Chairman of Brookfield Corporation
Stephen DeNardo(2) Stamford, United States	71	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Brian W. Kingston New York City, United States	51	Director	Managing Partner of Brookfield Corporation and Chief Executive Officer of Brookfield’s Real Estate Property Group
Louis Joseph Maroun(2) Warwick, Bermuda	74	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation and Summit Industrial Income REIT
Lars Rodert(2) Stockholm, Sweden	63	Lead Independent Director, Director	Founder and Chief Executive Officer of ÖstVäst Capital Management
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

    Jeffrey M. Blidner. Mr. Blidner is Vice Chairman of Brookfield Corporation. Mr. Blidner is also Chair of Brookfield Renewable Partners L.P. and a director of Brookfield Asset Management, Brookfield Business Partners L.P. and Brookfield Infrastructure Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

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

Louis Joseph Maroun. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, the Chairman of Summit Industrial Income REIT, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun recently established and is Chairman of Medical Concepts Consulting and Management, a Bermuda exempt corporation. Mr. Maroun is also on the board of directors of Brookfield Renewable Partners L.P. In addition, Mr. Maroun is Chairman of Sigma Capital Corporation. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology. Mr. Maroun also pursued a series of postgraduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he is Chairman of the university’s School of Business, Business Advisory Board. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.

Lars Rodert. Mr. Rodert is the founder and Chief Executive Officer of ÖstVäst Advisory (“OVA”). Mr. Rodert is also a director of Brookfield Wealth Solutions. Mr. Rodert has 30 years of experience in the global investment industry. Prior to OVA, Mr. Rodert spent 11 years as a Global Investment Manager for IKEA Treasury. Before joining IKEA, Mr. Rodert was with SEB Asset Management for 10 years as Chief Investment Officer and responsible for SEB Global Funds. Prior to SEB, Mr. Rodert spent 10 years in North America with five years at Investment Bank Gordon Capital and five years as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert is a director of PCCW Limited, an information and communications technology company. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.

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

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Brian W. Kingston	51	27	24	Chief Executive Officer
Bryan K. Davis	51	29	26	Chief Financial Officer

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

 6.B.    COMPENSATION

The BPY General Partner pays each of its directors $125,000 per year for serving on its board of directors and various board committees. The BPY General Partner pays the chair of the audit committee an additional $20,000 per year and pays the other members of the audit committee an additional $10,000 per year for serving in such positions. The BPY General Partner also pays the lead independent director an additional $10,000 per year. Additionally, all directors who do not ordinarily reside in Bermuda, Toronto or the East Coast of the United States receive an annual long distance travel stipend of $15,000, in addition to the reimbursement of expenses incurred in attending meetings.

The BPY General Partner does not have any employees. Our partnership has entered into a Master Services Agreement with the Service Providers pursuant to which each Service Provider and certain other affiliates of Brookfield provide, or arrange for other Service Providers to provide, day-to-day management and administrative services for our company, the Property Partnership and the Holding Entities. The fees payable under the Master Service Agreement are set forth under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement - Management Fee."

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

•the dissolution of our partnership or the Property Partnership;

•termination of, or any determinations regarding indemnification under, our Master Services Agreement, our limited partnership agreement or the Property Partnership’s limited partnership agreement; and

•activities and transactions which require independent director approval under corporate or securities laws.

Our conflicts policy requires the transactions described above to be approved by the BPY General Partner’s independent directors. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest."

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

“Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement - Management Fee."

 6.E.    SHARE OWNERSHIP

Each of the directors and officers of the BPY General Partner owns less than 1% of our units.

6.F.    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not Applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.    MAJOR SHAREHOLDERS

As of February 28, 2025, there are 351,213,678 LP Units of our company outstanding, all of which were beneficially owned, directly or indirectly, by Brookfield Corporation.

 7.B.    RELATED PARTY TRANSACTIONS

RELATIONSHIP WITH BROOKFIELD

Brookfield Corporation

On July 26, 2021, Brookfield Corporation acquired all of our LP Units. Since that time, our LP Units are no longer publicly traded and BPY is a wholly-owned subsidiary of Brookfield Corporation, which is not considered an advisory client for purposes of the Advisers Act. Brookfield Corporation is also the sole shareholder of the BPY General Partner. As a result of its ownership of BPY and the BPY General Partner, Brookfield fully controls our and their activities (including the appointment and removal of directors) and exercises controlling influence over Property Partnership, for which our company is the managing general partner.

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

Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.

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

Other Services

Brookfield may provide services to our operating entities which are outside the scope of our Master Services Agreement under arrangements that are determined by Brookfield in its sole discretion, taking into account Brookfield’s own broader business interests given that BPY is a wholly-owned subsidiary of Brookfield, and pursuant to which Brookfield will receive fees. The services that may be provided under these arrangements include financial advisory, property management, facilities management, development, relocation services, construction activities, marketing or other services. Brookfield will generally not seek consent for these arrangements unless required to do so by law or otherwise determined appropriate in Brookfield’s discretion.

Preferred Shares of Certain Holding Entities

A subsidiary of Brookfield Corporation holds $1 million of Class B junior preferred shares of CanHoldco, one of our Holding Entities. The Class B junior preferred shares are entitled to receive a cumulative preferential dividend equal to 5.0% plus the prevailing yield for 5-year U.S. Treasury Notes, which equals to 7.64%. Brookfield Corporation has a right of retraction for the Class B junior preferred shares. The Class B junior preferred shares are entitled to vote with the common shares of CanHoldco.
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

Brookfield Corporation also holds C$3.4 billion and C$628 million of the Class D junior preferred shares, Series 1 and Series 2 respectively. The Series 1 and Series 2 preferred shares are each entitled to receive a cumulative preferential dividend equal to 6.25% per annum. CanHoldco may redeem the Series 1 and Series 2 preferred shares at any time. The Class D junior preferred shares are non-voting.

A subsidiary of Brookfield Corporation and Brookfield Asset Management holds $5 million of Class A senior preferred shares of CanHoldco. Each of Brookfield Corporation and Brookfield Asset Management holds a wholly-owned subsidiary of other Holding Entities, which preferred shares are entitled to vote with the common shares of the applicable entity. These shares are entitled to receive a cumulative preferential cash dividend equal to 5% as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity, subject to certain limitations, at any time after the twentieth anniversary of their issuance. Brookfield Corporation and Brookfield Asset Management have an aggregate of 2% of the votes to be cast in respect of CanHoldco and 1% of the votes to be cast in respect of each of the other applicable entities.

Redemption-Exchange Mechanism

The holders of Redemption-Exchange Units of the Property Partnership have the right to require the Property Partnership to redeem all or a portion of the Redemption-Exchange Units for either (a) cash in an amount equal to the market value of one of our LP Units multiplied by the number of LP Units to be redeemed (subject to certain adjustments) or (b) such other amount of cash as may be agreed by the relevant holder and the Property Partnership, subject to our company’s right to acquire such interests (in lieu of redemption) in exchange for LP Units. See Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Redemption-Exchange Mechanism." Taken together, the effect of the redemption right and the right of exchange is that the holders of Redemption-Exchange Units will receive LP Units, or the value of such LP Units, at the election of our company.

General Partner Distributions

Pursuant to our limited partnership agreement, the BPY General Partner is entitled to receive a general partner distribution equal to 0.04% of the total distributions of our company.

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, subcontractors, contractors, delegates, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in our limited partnership agreement, the BPY General Partner’s bye-laws, the Property Partnership’s limited partnership agreement, our Master Services Agreement and other arrangements with Brookfield. See Item 7.B. “Major

Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”, Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement - Indemnification; Limitations on Liability” and Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement - Indemnification; Limitations on Liability." U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these agreements, nothing in these agreements is intended to, or will, constitute a waiver of any rights or remedies that investors may have under such laws.

Maturity of Class A Preferred Units

The Class A Preferred Units were issued on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. The Class A Preferred Units were originally exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $25.70 per unit. Following the Privatization, the Class A Preferred Units became exchangeable into cash equal to the value of the consideration that would have been received on the Privatization (a combination of cash, BN and BAM shares and New LP Preferred Units), based on the value of that consideration on the date of exchange. We also have the option of delivering the actual consideration (a combination of cash, BN and BAM shares and New LP Preferred Units). Following the Privatization, Brookfield has agreed with the Class A Preferred Unitholder to grant Brookfield the right to purchase all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, and to grant the Class A Preferred Unitholder the right to sell all or any portion of the Class A Preferred Units held by the Class A Preferred Unitholder at maturity, in each case at a price equal to the issue price for such Class A Preferred Units plus accrued and unpaid distributions. On December 30, 2021, Brookfield acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for Redemption-Exchange Units. On December 31, 2024, Brookfield acquired the Series 2 units of Class A Preferred Units, from the holder of these units and subsequently exchanged such units for LP Units and Redemption-Exchange Units. The Class A Preferred Units, Series 1 and 2 were subsequently cancelled.

Conflicts of Interest and Significantly Limited Fiduciary Duties

Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. A key element of our partnership’s strategy, and the strategy of Brookfield, Brookfield-sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, collectively, “Brookfield Accounts”) in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of our partnership and those of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between our preferred unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be managed or resolved in the most favorable manner to the interests of our preferred unitholders and/or of Brookfield Accounts in which we invest.

Brookfield’s activities include, among others: investment and asset management; managing and investing proprietary as well as reinsurance capital; sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private and other markets; developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that our partnership and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of our partnership and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in our partnership, our partnership’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of our preferred unitholders and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that our preferred unitholders and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact our preferred unitholders’ ability to successfully implement their strategies or achieve their investment objectives.

As discussed above, BPY is a wholly-owned subsidiary of Brookfield. Brookfield is also the sole shareholder of the BPY General Partner. We are no longer an advisory client of Brookfield for purposes of the Advisers Act, and therefore Brookfield’s fiduciary duty to us will be limited significantly by the terms of our remaining agreements with Brookfield and the disclosures herein. Our preferred unitholders will not receive the protections of the Advisers Act with respect to the services provided by Brookfield and Brookfield will manage our investment activities considering Brookfield’s own interests given BPY is a wholly-owned subsidiary of Brookfield. Accordingly, our preferred unitholders will bear additional risks, and Brookfield will manage potential and actual conflicts of interest differently, in comparison to advisory clients of Brookfield. For more information, see Item 3.D., “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Brookfield’s obligations and fiduciary duties to us are significantly limited and we will not receive the same protections and benefits as advisory clients of Brookfield receive."

Our limited partnership agreement contains various provisions that modify and reduce the scope of the fiduciary duties that are owed to our partnership and our preferred unitholders, including when conflicts of interest arise. Moreover, Brookfield will not be obligated to, and will not, seek consent for transactions that benefit Brookfield directly and that are likely to favor Brookfield advisory clients unless required to do so by law or otherwise determined appropriate in Brookfield’s discretion. This approach to managing conflicts will be different than the approach Brookfield takes for its advisory clients, for which consent will be sought for a broader set of conflicted transactions even if not required by the Advisers Act. Where consent is sought, our limited partnership agreement states that no breach of our limited partnership agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the BPY General Partner. For conflicts of interest that are submitted to the independent directors, our limited partnership agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of the BPY General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the BPY General Partner, therefore take into account the interests of Brookfield as our parent company, third parties and, where applicable, any Brookfield Accounts, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield Accounts. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit the BPY General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above-referenced provisions, nothing in our limited partnership agreement is intended to, or will, constitute a waiver of any rights or remedies that investors may have under such laws.

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

The discussion below describes certain of the actual and potential conflicts of interest that are expected to arise between Brookfield Activities, on the one hand, and Brookfield’s management of our partnership and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise, including those that are not presently known to Brookfield or are deemed immaterial. In addition, as Brookfield’s activities and the investment programs of our partnership and Brookfield Accounts in which we invest change over time, an investment in our partnership may be subject to additional and different actual and potential conflicts of interest. While Brookfield acts in good faith to manage and resolve conflict of interest considerations, taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. In particular, as noted elsewhere, given that we are a wholly-owned subsidiary of Brookfield, it will take its broader interests into account when making decisions for BPY and will likely make recommendations and determinations that are different than those taken for Brookfield advisory clients or that it would make under different circumstances.

Additional information about conflicts of interest considerations regarding Brookfield’s management of its asset management business is set forth in Brookfield’s Form ADV (which is available on the SEC’s website at www.adviserinfo.sec.gov, which prospective investors should review prior to investing in BPY and current investors should review on an annual basis. However, the Brookfield Form ADV is not part of this annual report, and BPY is not an advisory client of Brookfield, thus any fiduciary duties owed to Brookfield advisory clients described forth therein do not apply to BPY. Such conflicts of interest include (but are not limited to):

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
•    Brookfield’s investment in Brookfield Oaktree Holdings, LLC;
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
•    Restrictions on Brookfield Accounts’ activities;
•    Transactions with investors; and
•    Possible future activities.

However, Brookfield’s ownership of our equity units and the management approach discussed above and in Item 3.D., “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Brookfield’s obligations and fiduciary duties to us are significantly limited and we will not receive the same protections and benefits as advisory clients of Brookfield receive” will affect how Brookfield manages and resolves conflicts of interest that will arise in managing our investments, including through transactions with Brookfield advisory clients, such as the provision of financing or other transactions between Brookfield, Brookfield advisory clients, or portfolio companies, on the one hand, and BPY, on the other hand. Brookfield will generally not seek consent for these transactions unless required to do so by law or otherwise determined appropriate in Brookfield’s discretion. This approach to managing conflicts will be different than the approach Brookfield takes for its advisory clients as described in the Brookfield Form ADV. In seeking to manage business activities efficiently, Brookfield has discretion to apply certain restrictions to our investment and other activities, but not to those of its advisory clients, taking into account the relevant facts and circumstances it deems appropriate. As a result of the protections under the Advisers Act no longer applying to BPY and our preferred unitholders, and due to Brookfield’s ownership and control of BPY and certain of our subsidiaries, Brookfield’s own interests will influence its conduct and approach to these determinations. It is therefore likely that the outcome for BPY and certain of our subsidiaries will be less favorable than otherwise would have been the case for Brookfield advisory clients.

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

Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts, which are similar to the advice provided and services performed by Brookfield for our partnership and Brookfield Accounts in which we invest. Brookfield and Brookfield Accounts have (and future Brookfield Accounts will have) investment mandates that overlap with those of our partnership and Brookfield Accounts in which we invest, and will compete with and/or have priority over our partnership (and Brookfield Accounts in which we invest) in respect of particular investment opportunities. As a general matter, because we are a wholly-owned subsidiary of Brookfield, other Brookfield Accounts will have priority over our partnership in respect of investment opportunities that are suitable and appropriate for their investment mandates, including where investments opportunities are to be allocated among two or more such accounts. Brookfield will generally not seek consent for these arrangements unless required to do so by law or otherwise determined appropriate in Brookfield’s discretion.

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

In addition, we have begun a program of asset dispositions which includes asset sales to Brookfield’s advisory clients. Such program is expected to continue for the foreseeable future. The terms of such dispositions are determined by Brookfield in its sole discretion, and Brookfield will generally not seek consent for these transactions unless required to do so by law or as otherwise determined appropriate in Brookfield’s discretion. Such transactions may, but are not required to be, carried out on market terms.

Our relationship with our parent Brookfield involves a number of arrangements pursuant to which Brookfield provides various services to our partnership, including access to financing arrangements and investment opportunities, and our partnership supports Brookfield Accounts and their portfolio companies in various ways. Certain of these arrangements were revised by Brookfield in connection with the Privatization and contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. For example, as discussed above, because we are a wholly-owned subsidiary of Brookfield, other Brookfield Accounts will have priority over our partnership in respect of investment opportunities that are suitable and appropriate for their investment mandates.

Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between our partnership and Brookfield will arise. Notwithstanding anything to the contrary in the above-referenced provisions, when negotiating such new or amended arrangements, Brookfield will generally not seek consent for these arrangements unless required to do so by law or otherwise determined appropriate in Brookfield’s discretion.

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

The following is a summary of certain provisions of our Master Services Agreement. Because this description is only a summary of our Master Services Agreement, it does not necessarily contain all of the information that you may find useful. We therefore urge you to review our Master Services Agreement in its entirety. Our Master Services Agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca and is available to our unitholders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Additional Information - Documents on Display."

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

•making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers insurance as the relevant Service Provider and the relevant board of directors or its equivalent may agree from time to time;

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

OTHER RELATED PARTY TRANSACTIONS

    For a description of specific transactions in 2024 with Brookfield, Brookfield-related entities and other related parties, see Item Note 31, Related Parties in our 2024 annual Financial Statements.

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

ITEM 8.    FINANCIAL INFORMATION

 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements."

 8.B.    SIGNIFICANT CHANGES

On February 11, 2025, we acquired a portfolio of single-family rental homes in the U.S in an opportunistic real estate fund for approximately $924 million.

On March 5, 2025, we sold six logistics assets in Europe in an opportunistic real estate fund for approximately €453 million ($489 million).

On March 18, 2025, we sold a portion of our interest in Brookfield India Real Estate Trust (“India REIT”) for proceeds of $105 million. The sale resulted in a decrease in our interest in India REIT to approximately 26%. We are currently evaluating the accounting treatment of its retained interest in India REIT.

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

10.B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

DESCRIPTION OF OUR LP UNITS, PREFERRED UNITS AND OUR LIMITED PARTNERSHIP AGREEMENT

The following is a description of the material terms of our LP Units, Preferred Units and our limited partnership agreement. Because this description is only a summary of the terms of our LP Units, Preferred Units and our limited partnership agreement, you should read our limited partnership agreement. Our limited partnership agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca and is available to our holders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Additional Information - Documents on Display."

Formation and Duration
Our company is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883 and the Bermuda Exempted Partnerships Act 1992. Our company has a perpetual existence and will continue as a limited liability partnership unless terminated or dissolved in accordance with our limited partnership agreement. Our partnership interests consist of LP Units and Preferred Units, which represent limited partnership interests in our company, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “- Issuance of Additional Partnership Interests."
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

Holders of Our Units

Our units are non-voting limited partnership interests in our company. A holder of our units does not hold a share of a body corporate. Unitholders of our company do not have statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The rights of holders of our units are based on our limited partnership agreement, amendments to which may be proposed only by or with the consent of the BPY General Partner as described below under “- Amendment of Our Limited Partnership Agreement." Our units have no par or other stated value.
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
Except to the extent expressly provided in our limited partnership agreement, holders of our units do not have the ability to call special meetings, and holders of our units are not entitled to vote on matters relating to our company except as described below under “- No Management or Control; Limited Voting." Any action that may be taken at a meeting may be taken without a meeting if written consent is solicited by or on behalf of the BPY General Partner and it receives approval of not less than the minimum percentage of support necessary to authorize or take such action at a meeting as described below under “- Meetings."
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
As of the date of this annual report, there are (i) 7,360,000 Preferred Units, Series 1 outstanding and trading on Nasdaq under the ticker symbol “BPYPP”; (ii) 10,000,000 Preferred Units, Series 2 outstanding and trading on Nasdaq under the ticker symbol “BPYPO” (iii) 11,500,000 Preferred Units, Series 3 outstanding and trading on Nasdaq under the ticker symbol “BPYPN” and (iv) 26,571,651 New LP Preferred Units trading on Nasdaq under the ticker symbol “BPYPM” and trading on the TSX under ticker symbol “BPYP.PR.A”.
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

Distributions made by the Property Partnership will be made pro rata with respect to the Property Partnership’s managing general partnership interest owned by us and those limited partnership interests owned by Brookfield and holders of AO LTIP Units and FV LTIP Units. Our company’s ability to make distributions will also be subject to additional risks and uncertainties, including those set forth in this Form 20-F under Item 3.D. “Key Information - Risk Factors - Risks Relating to Us and Our Structure” and Item 5. “Operating and Financial Review and Prospects." In particular, see Item 3.D. “Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be managed and resolved in a manner that is not in our best interests or the best interests of our unitholders.”

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

Our partnership will be dissolved upon the withdrawal of the BPY General Partner as the general partner of our partnership (unless a successor entity becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of our limited partnership agreement that are described below under “- Withdrawal of the BPY General Partner”) or the date on which any court of competent jurisdiction enters a decree of judicial dissolution of our partnership or an order to wind-up or liquidate the BPY General Partner without the appointment of a successor in compliance with the provisions of our limited partnership agreement that are described below under “- Withdrawal of the BPY General Partner." Our partnership will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and provided a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the general partner, but only if our partnership receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner.

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

Our limited partnership agreement provides that each person who is entitled to be indemnified by our company (other than the BPY General Partner), as described below under “- Indemnification; Limitations on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity or any other holding entity established by us. Such business interests, activities and engagements will be deemed not to constitute a breach of our limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity and any other holding entity established by us (or any of their respective investors), and shall be deemed not to be a breach of the BPY General Partner’s fiduciary duties or any other obligation of any type whatsoever of the BPY General Partner. None of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, any other holding entity established by us or any other person shall have any rights by virtue of our limited partnership agreement or our partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by our company as described below under “- Indemnification; Limitations on Liability."

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

Any conflicts of interest and conflicts of interest considerations that are approved by the BPY General Partner’s independent directors from time to time will be deemed approved by all partners. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Conflicts of Interest."

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

Accounts, Reports and Other Information

Under our limited partnership agreement, within the time required by applicable laws and regulations, including any rules of any applicable securities exchange, the BPY General Partner is required to prepare financial statements in accordance with IFRS Accounting Standards or such other appropriate accounting principles as determined from time to time and make publicly available as of a date selected by the BPY General Partner, in its sole discretion, our company’s financial statements together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the BPY General Partner deems appropriate. Our company’s annual financial statements must be audited by an independent accounting firm of international standing. Our company’s quarterly financial statements may be unaudited and will be made available publicly as and within the time period required by applicable laws and regulations, including any rules of any applicable securities exchange.

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

We have included a summary of what we believe are the most important provisions of the Property Partnership’s limited partnership agreement because we conduct our operations through the Property Partnership and the Holding Entities and our rights with respect to our partnership interest in the Property Partnership are governed by the terms of the Property Partnership’s limited partnership agreement. Because this description is only a summary of the terms of the agreement, you should read the Property Partnership’s limited partnership agreement. The agreement is available electronically on the website of the SEC at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca and is available to our unitholders as described under Item 10.C. “Additional Information - Material Contracts” and Item 10.H. “Additional Information - Documents on Display."

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
Holders of any class of Property Partnership units are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Property Partnership’s limited partnership agreement or upon the dissolution of the Property Partnership as described below under “- Dissolution” or as otherwise required by applicable law. Holders of the Property Partnership’s units are not entitled to vote on matters relating to the Property Partnership except as described below under “- No Management or Control." Except to the extent expressly provided in the Property Partnership’s limited partnership agreement and except as pursuant to the terms of any Property Partnership Preferred Units outstanding, a holder of Property Partnership units will not have priority over any other holder of the Property Partnership’s units, either as to the return of capital contributions or as to profits, losses or distributions. The Property Partnership Preferred Units rank senior to the other units of the Property Partnership with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of the Property Partnership, whether voluntary or involuntary. Each series of Property Partnership Preferred Units ranks on a parity with every other series of Property Partnership Preferred Units with respect to priority in the payment of distributions and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Property Partnership, whether voluntary or involuntary.

Except with respect to the Property Partnership Preferred Units, the Property Partnership’s limited partnership agreement does not contain any restrictions on ownership of the Property Partnership’s units. The units of the Property Partnership have no par or other stated value.
All of the outstanding Redemption-Exchange Units and Special LP Units are held by certain subsidiaries of Brookfield, and all of the outstanding Managing General Partner Units, Property Partnership Preferred Units, Series 5, 6 and 7 are held by our company. All of the outstanding Class A Preferred Units, Series 3 are held by the Class A Preferred Unitholder. All of the outstanding Class A Preferred Units, Series 1 and 2 were acquired by Brookfield from the Class A Preferred Unitholder on December 30, 2021 and December 31, 2024, respectively, and were subsequently cancelled. All of the outstanding AO LTIP Units are held by certain employees and former employees of GGP, which were issued to them in connection with the acquisition of GGP. All of the outstanding FV LTIP Units are held by current and former employees and officers of us and Brookfield.

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
Class A Preferred Units

The Class A Preferred Units were issued to the Class A Preferred Unitholder on December 4, 2014 in three tranches of $600 million each ($1.8 billion in the aggregate), with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. In addition, a holder of the Class A Preferred Units is entitled to receive an additional distribution, or excess distribution, in any quarter in which the greater of (i) the aggregate distributions declared on an exchange number of our LP Units and (ii) the aggregate distributions paid on an exchange number of the Redemption-Exchange Units divided by an exchange ratio, exceeds the base distribution such holder is entitled to receive for such quarter. Pursuant to the terms of the Class A Preferred Units, the Property Partnership shall not declare or pay dividends on its Managing General Partner Units or Redemption-Exchange Units, or buy back such units, unless it has paid or also pays any arrears of dividends to the holder of the Class A Preferred Units. The first tranche of the Class A Preferred Units was acquired by Brookfield and subsequently cancelled in December 2021 and the second tranche of Class A Preferred Units was acquired by Brookfield and subsequently cancelled in December 2024.

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

FV LTIP Units

The FV LTIP Units may be granted from time to time pursuant to the Brookfield Property L.P. FV LTIP Unit Plan. Unless otherwise provided in the respective award agreement, FV LTIP Units fully vest on grant for FV LTIP Units granted in lieu of cash bonus or vest within five years subject to continued service. Both vested and unvested FV LTIP Units are entitled to distributions by the Property Partnership as described below. Distributions on unvested FV LTIP Units are subject to a clawback of 50% of the value of the distributions received on such unvested FV LTIP Units if the underlying FV LTIP Units do not vest. FV LTIP Units which are vested, “booked up” and held for at least two years are redeemable at the option of the holder for either (i) an equal number of LP Units, or (ii) cash with an equal value based on the value of a LP Unit determined by the plan’s administrator, in its sole discretion, based on the net asset value of BPY calculated in good faith under IFRS Accounting Standards in accordance with the terms of the FV LTIP Unit Plan. Our company may elect to deliver cash or equity. A holder of FV LTIP Units cannot transfer all or any portion of his or her FV LTIP Units except to the extent that rights may pass to a beneficiary or legal representative upon the death of a holder, or as expressly approved by the administrator of the plan.

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

Transfer of the Managing General Partner Units

Our company may transfer all or any part of its Managing General Partner Units without first obtaining approval of any unitholder of the Property Partnership. As a condition of this transfer, the transferee must: (i) be an affiliate of the BPY General Partner (or the transfer must be made concurrently with a transfer of the GP Units to an affiliate of the transferee); (ii) agree to assume the rights and duties of the managing general partner to whose interest that transferee has succeeded; (iii) agree to assume the provisions of the Property Partnership’s limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the Managing General Partner Units is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the BPY General Partner may transfer all or any part of its general partnership interests in our company without the approval of our unitholders as described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of Our LP Units, Preferred Units and Our Limited Partnership Agreement - Transfer of the General Partnership Interest."

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

The Property Partnership’s limited partnership agreement provides that each person who is entitled to be indemnified by the Property Partnership, as described below under “- Indemnification; Limitations on Liability”, will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether: (i) such businesses and activities are similar to our activities; or (ii) such businesses and activities directly compete with, or disfavor or exclude, the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, or any other holding entity established by the Property Partnership. Such business interests, activities and engagements will be deemed not to constitute a breach of the Property Partnership’s limited partnership agreement or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the BPY General Partner, our company, the Property Partnership, any Holding Entity, any operating entity, and any other holding entity established by the Property Partnership (or any of their respective investors), and shall be deemed not to be a breach of our company’s fiduciary duties or any other obligation of any type whatsoever of our company. None of the BPY General Partner, our company, the Property Partnership, any Holding Entity, operating entity, any other holding entity established by the Property Partnership or any other person shall have any rights by virtue of the Property Partnership’s limited partnership agreement or our partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by the Property Partnership as described below under “- Indemnification; Limitations on Liability."

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

Accounts, Reports and Other Information

Under the Property Partnership’s limited partnership agreement, our company is required to prepare financial statements in accordance with IFRS Accounting Standards or such other appropriate accounting principles as determined from time to time by our company, in its sole discretion.

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

22.     Ninth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership dated March 25, 2024 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the Property Partnership Limited Partnership Agreement ”;

23. Limited Partnership Agreement of New LP dated April 13, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the New LP Limited Partnership Agreement ”;

24. First Amendment to the Limited Partnership Agreement of New LP dated July 26, 2021 described under Item 10.B. “Additional Information - Memorandum and Articles of Association - Description of the New LP Limited Partnership Agreement ”;

25. First Amendment to the Third Amended and Restated Master Services Agreement dated February 2, 2022 by and among Brookfield Corporation, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement”; and

26. Second Amendment to the Third Amended and Restated Master Services Agreement dated August 11, 2023 by and among Brookfield Corporation, the Service Recipients and the Service Providers described under Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Our Master Services Agreement."

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

10.E.    TAXATION

The following summary discusses certain material U.S. and Canadian tax considerations related to the holding and disposition of Preferred Units and New LP Preferred Units as of the date hereof. Prospective purchasers of such units are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our units.

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

Partnership Status of BPY, the Property Partnership, and New LP

Each of BPY, the Property Partnership, and New LP has made a protective election to be classified as a partnership for U.S. federal tax purposes. Subject to the discussion of “publicly traded partnerships” set forth below, an entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner generally is required to take into account its allocable share of items of income, gain, loss, or deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. However, BPY and New LP expect to treat Preferred Unitholders and New LP Preferred Unitholders as generally not sharing in allocations of BPY’s or New LP’s income, gain, loss, or deduction. Instead, BPY and New LP will treat distributions on the Preferred Units and New LP Preferred Units as guaranteed payments for the use of capital. See the discussion below under the headings “– Consequences to U.S. Holders of Preferred Units or New LP Preferred Units – Treatment of Distributions” and “– Consequences to Non-U.S. Holders of Preferred Units or New LP Preferred Units."

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

If BPY or New LP were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss, deduction, or credit would be reflected only on its tax return rather than being passed through to holders of its partnership interests, and it would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, BPY or New LP might be classified as a PFIC for U.S. federal income tax purposes under certain circumstances, and a U.S. Holder that holds Preferred Units or New LP Preferred Units would be subject to the rules applicable to PFICs discussed below. See generally “– Consequences to U.S. Holders of Preferred Units or New LP Preferred Units – Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY." Subject to the PFIC rules, distributions on Preferred Units or New LP Preferred Units made to U.S. Holders would be treated as taxable dividend income to the extent of BPY’s or New LP’s respective current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its Preferred Units or New LP Preferred Units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its Preferred Units or New LP Preferred Units, the distribution would be treated as gain from the sale or exchange of such units. The amount of a distribution treated as a dividend and received by a non-corporate U.S. Holder could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by BPY or New LP with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30%. Depending on the circumstances, additional adverse U.S. federal income tax consequences could result. Based on the foregoing consequences, the treatment of BPY or New LP as a corporation could result in a substantial reduction of the value of the Preferred Units or New LP Preferred Units. If the Property Partnership were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply.

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

With respect to U.S. Holders of Preferred Units, the foregoing general summary is subject to the discussion below under “– Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY” and “– Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY."

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

With respect to U.S. Holders of Preferred Units, the foregoing general summary is subject to the discussion below under “– Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY” and “– Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY."

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

Gain or loss recognized by a U.S. Holder upon the sale or exchange of Preferred Units or New LP Preferred Units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the Preferred Units or New LP Preferred Units were held for more than one year as of the date of such sale or exchange. BPY and New LP do not expect any gain realized upon the sale or exchange of Preferred Units or New LP Preferred Units to be characterized as ordinary income rather than as capital gain by reason of being attributable to “unrealized receivables” or “inventory items." The deductibility of capital losses is subject to limitations. Gain recognized on a sale of Preferred Units or New LP Preferred Units may be subject to the 3.8% Medicare tax on net investment income in certain circumstances. See the discussion below under the heading “– Additional Tax on Net Investment Income."

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

With respect to U.S. Holders of Preferred Units, the foregoing general summary is subject to the discussion below under “– Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY” and “– Controlled Foreign Corporation Considerations for U.S. Holders of Preferred Units of BPY."

Recognition of Gain or Loss on Redemption

In general, the receipt by a U.S. Holder of amounts in redemption of Preferred Units or New LP Preferred Units will result in the recognition of taxable gain to the holder for U.S. federal income tax purposes only if and to the extent the amount of redemption proceeds received exceeds the holder’s tax basis in all partnership interests in BPY or New LP (as applicable) held by the holder immediately before the redemption. Any such redemption of Preferred Units or New LP Preferred Units would result in the recognition of taxable loss to a U.S. Holder for U.S. federal income tax purposes only if the holder does not hold any other partnership interests in BPY or New LP (as applicable) immediately after the redemption and the holder’s tax basis in the redeemed Preferred Units or New LP Preferred Units exceeds the amounts received by the holder in redemption thereof. Any taxable gain or loss recognized under the foregoing rules would be treated in the same manner as taxable gain or loss recognized on a sale of Preferred Units or New LP Preferred Units, as described above under the heading “– Recognition of Gain or Loss from Disposition."

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

Deduction for Qualified Business Income

For taxable years beginning after December 31, 2017, and before January 1, 2026, non-corporate U.S. taxpayers who have domestic “qualified business income” from a partnership generally are, subject to limitations, entitled to a deduction equal to 20% of such qualified business income. The 20% deduction is also allowed for “qualified publicly traded partnership income” and “qualified REIT dividends." The 20% deduction is not expected to be available with respect to income or gain recognized with respect to Preferred Units or New LP Preferred Units. U.S. Holders should consult their own tax advisers regarding the implications of the foregoing rules for their ownership of Preferred Units or New LP Preferred Units.

Passive Foreign Investment Company Considerations for U.S. Holders of Preferred Units of BPY

U.S. Holders of Preferred Units of BPY may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through BPY in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year produce or are held for the production of “passive income." There are no minimum stock ownership requirements for the PFIC rules to apply to an investor. If a U.S. person holds an interest in a non-U.S. corporation for any taxable year during which the corporation is classified as a PFIC with respect to such U.S. person, then the corporation will continue to be classified as a PFIC with respect to the U.S. person for any subsequent taxable year during which the U.S. person continues to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

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

Notwithstanding the general PFIC rules described above, based on BPY’s treatment of distributions on Preferred Units as guaranteed payments for the use of capital, BPY intends to take the position that the PFIC rules generally do not apply to U.S. Holders whose indirect interest in a PFIC arises solely by reason of owning Preferred Units. If this position is correct, gain on the disposition of stock of such a PFIC or income realized on excess distributions by such a PFIC generally would not be taxable to such U.S. Holders under the PFIC rules. Consistent with BPY’s position, BPY does not anticipate allocating to a U.S. Holder any ordinary earnings or net capital gain attributable to any subsidiary PFIC with respect to which a “qualified electing fund” election (“QEF Election”) has been made, if such U.S. Holder’s interest in such PFIC arises solely by reason of owning Preferred Units. Nor does BPY currently anticipate allocating any gain from the disposition (including a deemed disposition) of stock of a subsidiary PFIC to such U.S. Holder, regardless whether any QEF Election has been made with respect to such PFIC.

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

Based on the intentions of the BPY General Partner and the New LP General Partner not to make an investment, whether directly or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if the BPY General Partner or the New LP General Partner, respectively, believes at the time of such investment that the investment would generate income treated as effectively connected with a U.S. trade or business, the BPY General Partner and the New LP General Partner have provided and intend to continue to provide timely qualified notices on a quarterly basis certifying that the 10-percent exception applies, so that no withholding under Section 1446(f) of the U.S. Internal Revenue Code applies to a Non-

U.S. Holder’s sale or other disposition of Preferred Units or New LP Preferred Units (as applicable) effected through a broker or to any distributions on the Preferred Units or New LP Preferred Units.

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

Special rules may apply to certain Non-U.S. Holders, including, without limitation, any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in BPY or New LP in connection with its U.S. business, (c) a PFIC, (d) a CFC, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Non-U.S. Holders should consult their own tax advisers regarding the application of these special rules.

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

Taxable Year

Both BPY and New LP intend to use the calendar year as their respective taxable years for U.S. federal income tax purposes. Under certain circumstances, which BPY and New LP currently believe are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

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

This summary is based on the current provisions of the Tax Act and the current published administrative and assessing policies and practices of the CRA. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect our Holders. Holders should consult their own tax advisors.

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

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D. “Risk Factors — Risks Relating to Taxation — Canada."

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

In computing the income (or loss) of BPY and New LP, as applicable, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by BPY and New LP, as applicable, for the purpose of earning income, subject to the relevant provisions of the Tax Act. BPY and New LP, as applicable, may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by BPY and New LP, as applicable, to issue partnership interests. The portion of such issue expenses deductible by BPY and New LP, as applicable, in a taxation year is 20% of such issue expenses, pro-rated where BPY’s or New LP’s taxation year is less than 365 days. Bill C-59, which received royal assent on June 20, 2024, implements the interest deductibility limitations announced in the 2021 Canadian federal budget (the “EIFEL Rules”). The EIFEL Rules would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts (other than certain excluded entities) in certain circumstances where such taxpayer’s net interest and financing expenses exceeded a fixed ratio of the taxpayer’s adjusted taxable income, or in certain circumstances where such taxpayer’s net interest and financing expenses exceed an alternative allocated group ratio amount. In general, under the EIFEL Rules, any interest and financing expenses and income of BPY or New LP, as applicable will be attributed to Resident Holders that are corporations or trusts to the extent of their interest in BPY or New LP, as applicable. Where a Resident Holder to which the EIFEL Rules apply is determined to have excess interest and financing expenses under the EIFEL Rules (determined including its allocable share of any interest and financing expenses and income of BPY or New

LP), the Resident Holder will be required to include an amount in income in respect of its share of BPY’s or New LP’s interest and financing expenses (effectively reversing the Resident Holder’s allocable share of the deduction by BPY or New LP in respect of such expenses). The EIFEL Rules could apply to corporations and trusts within our group and to certain Resident Holders in respect of their interest in our partnership. However, the EIFEL Rules do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. The EIFEL Rules will generally apply in respect of taxation years beginning on or after October 1, 2023. The EIFEL Rules and their application are highly complex. Resident Holders should consult their own tax advisors regarding the possible application of the EIFEL Rules in their particular circumstances.

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
A Resident Holder that holds Preferred Units’ share of taxable dividends received or considered to be received by BPY in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Resident Holder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) when the dividend received by the Property Partnership is designated as an “eligible dividend."

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

If BPY incurs losses for tax purposes, each Resident Holder that holds Preferred Units will be entitled to deduct in the computation of income for tax purposes the Resident Holder’s share of any net losses for tax purposes of BPY for its fiscal year, to the extent that the Resident Holder’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. The BPY General Partner does not anticipate that BPY, the Property Partnership or New LP will incur losses, but no assurance can be given in this regard. Accordingly, Resident Holders should consult their own tax advisors for specific advice with respect to the potential application of the “at-risk rules."

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

The taxation of capital gains and capital losses is discussed below under “— Taxation of Capital Gains and Capital Losses."

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

Special rules in the Tax Act may apply to disallow the preferential capital gains inclusion rate on all or a portion of a capital gain realized on a disposition of Preferred Units or New LP Preferred Units, as applicable, if a partnership interest in BPY or New LP, as applicable, is acquired by a tax-exempt person or a non-resident person (or by a partnership or trust (other than certain trusts) of which a tax-exempt person or a non-resident person is a member or beneficiary, directly or indirectly through one or more partnerships or trusts (other than certain trusts)). Resident Holders contemplating such a disposition should consult their own tax advisors in this regard.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or is at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains. Resident Holders are advised to consult their own tax advisors in this regard.

Eligibility for Investment

Provided that the Preferred Units or New LP Preferred Units, as applicable, are listed on a “designated stock exchange” (which currently includes the Nasdaq and the TSX), the Preferred Units and New LP Preferred Units, as applicable, will be “qualified investments” under the Tax Act for trusts governed by RRSPs, deferred profit sharing plans, RESPs, RDSPs or TFSAs.

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

The following portion of the summary assumes that (i) Preferred Units and New LP Preferred Units, as applicable, are not and will not at any relevant time constitute “taxable Canadian property” of any Non-Resident Holder, and (ii) BPY, the Property Partnership and New LP will not dispose of property that is “taxable Canadian property." “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties in the 60-month period immediately preceding the particular time. In general, Preferred Units will not constitute “taxable Canadian property” of any Non-Resident Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of Preferred Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the Preferred Units are otherwise deemed to be “taxable Canadian property." Since BPY’s assets will consist principally of units of the Property Partnership, Preferred Units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by BPY derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above at any time in the 60-month period preceding the particular time. The BPY General Partner does not expect Preferred Units or the New LP Preferred Units, respectively, to be “taxable Canadian property” at any relevant time and does not expect BPY, the Property Partnership, or New LP, as applicable, to dispose of “taxable Canadian property." However, no assurance can be given that the Preferred Units will not be “taxable Canadian property” or that BPY will not dispose of “taxable Canadian property."

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Form 20-F in Note 30, Financial Instruments in our annual 2024 financial statements for further information.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2024, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2024, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting, excluding Watermark Lodging Trust, was effective as of December 31, 2024.

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

Report of Independent Registered Public Accounting Firm

As we are a non-accelerated filer, the effectiveness of our internal control over financial reporting as of December 31, 2024 is not subject to attestation from our independent registered public accounting firm.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2024 and 2023.

	December 31, 2024		December 31, 2023
(US$ Thousands)	Total	%	Total	%
Audit fees(1)	$9,568	27%	$10,285	34%
Audit-related fees(2)	24,911	71%	20,136	66%
Tax fees(3)	273	1%	97	—%
Other(4)	248	1%	51	—%
Total	$35,000	100%	$30,569	100%
(1)Audit fees include fees for the audit of our 2024 annual consolidated financial statements and the review of the consolidated financial statements included in our quarterly interim reports. This category also includes fees for comfort letters, consents and review of certain documents filed with securities regulatory authorities.
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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

    Our company may from time-to-time, subject to applicable law, purchase Preferred Units or New LP Preferred Units for cancellation in the open market, provided that any necessary approval has been obtained.

The following table provides repurchase information for our New LP Preferred Units on a month-by-month basis for the year ended December 31, 2024.

		As of Dec. 31, 2024
Month	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
Jan. 2024(1)	183,390	$12.75	183,390	1,734,355
Feb. 2024(1)	89,515	13.14	89,515	1,644,840
Mar. 2024(1)	—	—	—	1,644,840
Apr. 2024(1)	—	—	—	1,644,840
May 2024(1)	—	—	—	1,644,840
Jun. 2024(1)	—	—	—	1,644,840
Jul. 2024(1)	—	—	—	1,644,840
Aug. 2024(1)	—	—	—	1,644,840
Sep. 2024(1)	—	—	—	1,644,840
Oct. 2024(1)	—	—	—	1,644,840
Nov. 2024(1)	—	—	—	1,644,840
Dec. 2024(1)	—	—	—	1,644,840
Total	272,905		272,905
(1)On January 9, 2024, our company announced that we had received approval from the TSX to purchase on the TSX, the Nasdaq and any alternative Canadian trading system, up to 1,917,745 New LP Preferred Units, representing approximately 10% of our public float, during the 12-month period commencing January 11, 2024 and ending on January 10, 2025 (or an earlier date should we complete our purchases prior to such date).

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

ITEM 16H.    MINING SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (the “MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended, (the “Mine Act”). During the fiscal year ended December 31, 2024, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

In addition, Brookfield’s employees regularly undergo mandatory continuing cybersecurity and data protection training. Employees in higher-risk functions receive additional training and cybersecurity awareness education. Audits, cybersecurity simulations and employee testing results indicate that our program is effective in protecting our information. The policies, standards, and guidance are structured to help our company respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. Our company modifies its policies, standards, and guidance as needed to adjust to this changing environment.

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

We may engage third parties from time to time, including to conduct risk assessments and/or audits. We have policies and processes in place to govern third-party access and reduce the risks associated with such access. For example, all third-party access must be authorized and have a legitimate business need. Prior to authorization and granting access, the terms and conditions of such access must be agreed to as part of a formal agreement or contract. In addition, all authorized third-party access must be limited, monitored and controlled as appropriate.

In 2024, we undertook the following initiatives: further enhanced our data protection and threat-intelligence capabilities; improved our processes for third-party risk management; continued mandatory cybersecurity education for all employees; and incorporated social engineering to our phishing simulations.

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

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

 ITEM 19.    EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2013(1)
1.2	Second Amended and Restated Limited Partnership Agreement of our company, dated August 8, 2013(2)
1.3	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated November 5, 2015(3)
1.4	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated March 21, 2019(4)
1.5	Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated August 20, 2019(5)
1.6	Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated February 18, 2020(6)
1.7	Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated April 21, 2020(7)
1.8	Sixth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated March 31, 2021(8)
1.9	Seventh Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated July 26, 2021(9)
2.1	Description of Securities(36)
4.1	Third Amended and Restated Master Services Agreement by and among Brookfield Corporation, the Service Recipients and the Service Providers, dated August 3, 2021(11)
4.2	First Amendment to Third Amended and Restated Master Services Agreement by and among Brookfield Corporation, the Service Recipients and the Service Providers, dated February 2, 2022(12)
4.3	Second Amendment to Third Amended and Restated Master Services Agreement by and among Brookfield Corporation, the Service Recipients and the Service Providers, dated August 11, 2023(13)
4.4	Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 20, 2019(14)
4.5	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated March 21, 2019(15)
4.6	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 28, 2019(16)
4.7	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 20, 2019(17)
4.8	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 18, 2020(18)
4.9	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 21, 2020(19)
4.10	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated July 26, 2021(20)
4.11	Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 3, 2021(21)
4.12	Eighth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated October 20, 2023(22)

4.13	Ninth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated March 25, 2024 (35)
4.14	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(23)
4.15	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(23)
4.16	Indenture dated July 3, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(24)
4.17	First Supplemental Indenture dated July 3, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(24)
4.18
Guarantee dated July 3, 2018 between Brookfield Property Partners LP, Brookfield Property LP, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited and Computershare Trust Company of Canada(24)

4.19	Supplemental Indenture to First Supplemental Indenture dated October 19, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(25)
4.20	Second Supplemental Indenture dated October 19, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(26)
4.21	Amendment to the First Supplemental Indenture dated November 26, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(26)
4.22	Third Supplemental Indenture dated February 13, 2019 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(27)
4.23	Supplemental Indenture to Third Supplemental Indentured dated May 17, 2019 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(28)
4.24	Fourth Supplemental Indenture dated January 15, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(29)
4.25	Second Supplemental Indenture to First Supplemental Indentured dated January 15, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(29)
4.26	Fifth Supplemental Indenture dated August 24, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(30)
4.27	Sixth Supplemental Indenture dated October 12, 2021 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(31)
4.28	Seventh Supplemental Indenture dated February 13, 2023 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(32)
4.29	Limited Partnership Agreement, dated April 13, 2021, of Brookfield Property Preferred L.P. (33)
4.30	First Amendment, dated July 26, 2021, to the Limited Partnership Agreement of Brookfield Property Preferred L.P. (34)
4.31
Subordinated Guarantee, dated July 26, 2021, in favor of Brookfield Property Preferred L.P. by Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited (34)

11.1	Personal Trading Policy of Brookfield Corporation(10)
12.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(10)
12.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(10)
13.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(10)
13.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(10)
17.1	List of Subsidiary Issuers and Guarantors (32)
97.1	Clawback Policy(36)
101.INS	XBRL Instance Document(10)
101.SCH	XBRL Taxonomy Extension Schema Document(10)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(10)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(10)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document(10)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(10)

(1)	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.
(2)	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.
(3)	Filed as an exhibit to Form 20-F on March 17, 2016 and incorporated herein by reference.
(4)	Filed as an exhibit to Form 6-K on March 21, 2019 and incorporated herein by reference
(5)	Filed as an exhibit to Form 6-K on August 20, 2019 and incorporated herein by reference.
(6)	Filed as an exhibit to Form 6-K on February 18, 2020 and incorporated herein by reference
(7)	Filed as an exhibit to Form 6-K on May 11, 2020 and incorporated herein by reference.
(8)	Filed as an exhibit to Form 6-K on April 5, 2021 and incorporated herein by reference.
(9)	Filed as an exhibit to Form 6-K on July 27, 2021 and incorporated herein by reference.
(10)	Filed herewith.
(11)	Filed as an exhibit to Form 6-K on August 30, 2021 and incorporated herein by reference.
(12)	Filed as an exhibit to Form 6-K on February 11, 2022 and incorporated herein by reference.
(13)	Filed as an exhibit to Form 6-K on August 15, 2023 and incorporated herein by reference.
(14)	Filed as an exhibit to Form 6-K on February 20, 2019 and incorporated herein by reference.
(15)	Filed as an exhibit to Form 6-K on March 21, 2019 and incorporated herein by reference.
(16)	Filed as an exhibit to Form 6-K on April 30, 2019 and incorporated herein by reference.
(17)	Filed as an exhibit to Form 6-K on August 20, 2019 and incorporated herein by reference.
(18)	Filed as an exhibit to Form 6-K on February 18, 2020 and incorporated herein by reference.
(19)	Filed as an exhibit to Form 6-K on May 11, 2020 and incorporated herein by reference.
(20)	Filed as an exhibit to Form 6-K on July 27, 2021 and incorporated herein by reference.
(21)	Filed as an exhibit to Form 6-K on August 30, 2021 and incorporated herein by reference.
(22)	Filed as an exhibit to Form 6-K on October 23 , 2023 and incorporated herein by reference.
(23)	Filed as an exhibit to Form 6-K on December 4, 2014 and incorporated herein by reference.
(24)	Filed as an exhibit to Form 6-K on July 3, 2018 and incorporated herein by reference.
(25)	Filed as an exhibit to Form 6-K on October 22, 2018 and incorporated herein by reference.
(26)	Filed as an exhibit to Form 6-K on November 27, 2018 and incorporated herein by reference.
(27)	Filed as an exhibit to Form 6-K on February 13, 2019 and incorporated herein by reference.
(28)	Filed as an exhibit to Form 6-K on May 21, 2019 and incorporated herein by reference.
(29)	Filed as an exhibit to Form 6-K on January 16, 2020 and incorporated herein by reference.
(30)	Filed as an exhibit to Form 6-K on August 27, 2020 and incorporated herein by reference.
(31)	Filed as an exhibit to Form 6-K on October 18, 2021 and incorporated herein by reference.
(32)	Filed as an exhibit to Form 6-K on February 13, 2023 and incorporated herein by reference.
(33)	Filed as Exhibit 3.4 to the Registration Statement on Form F-4 (File Nos. 333-255512, 333-255512-01, 333-255512-02, 333-255512-03, 333-255512-04, 333-255512-05, 333-255512-06, 333-255512-07, 333-255512-08, 333-255512-09 and 333-255512-10) of Brookfield Corporation Inc., Brookfield Property Preferred L.P. and the guarantors described therein on May 27, 2021 and incorporated herein by reference.
(34)	Filed as an exhibit to Form 8-A on July 26, 2021 and incorporated herein by reference.
(35)	Filed as an exhibit to Form 6-K on April 11, 2024 and incorporated herein by reference.
(36)	Filed as an exhibit to Form 20-F on March 1, 2024 and incorporated herein by reference.

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
Name: Jane Sheere
Title: Secretary

Date: March 21, 2025

Index to Financial Statements

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024	F-2

Brookfield Property Partners L.P.

Consolidated financial statements
As at December 31, 2024 and 2023 and
for the years ended December 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the unitholders and the Board of Directors of Brookfield Property Partners L.P.,
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brookfield Property Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes and the supplemental schedule of investment property information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

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

Fair Value of Investment Properties - Refer to Notes 2(d), 2(q)(v) and 3 to the financial statements

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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 21, 2025

We have served as the Partnership's auditor since 2011.

Brookfield Property Partners L.P.
Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2024	Dec. 31, 2023
Assets
Non-current assets
Investment properties	3	$62,078	$82,915
Equity accounted investments	5	19,547	19,435
Property, plant and equipment	7	5,484	11,085
Goodwill	8	931	1,450
Intangible assets	9	899	1,054
Other non-current assets	10	5,339	6,170
Loans and notes receivable		204	427
Total non-current assets		94,482	122,536
Current assets
Loans and notes receivable		720	1,365
Accounts receivable and other	11	2,081	3,483
Cash and cash equivalents		2,208	2,341
Total current assets		5,009	7,189
Assets held for sale	12	3,100	1,852
Total assets		$102,591	$131,577

Liabilities and equity
Non-current liabilities
Debt obligations	13	$35,964	$53,393
Capital securities	14	2,671	2,040
Other non-current liabilities	16	1,542	2,188
Deferred tax liabilities	15	2,495	3,457
Total non-current liabilities		42,672	61,078
Current liabilities
Debt obligations	13	14,719	15,319
Capital securities	14	158	795
Accounts payable and other liabilities	17	5,895	5,741
Total current liabilities		20,772	21,855
Liabilities associated with assets held for sale	12	898	57
Total liabilities		64,342	82,990

Equity
Limited partners	18	7,718	8,084
General partner	18	3	4
Preferred equity		699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	18,19	13,795	14,447
FV LTIP units of the Operating Partnership	18,19	12	21
Interests of others in operating subsidiaries and properties	4,19	16,022	25,332
Total equity		38,249	48,587
Total liabilities and equity		$102,591	$131,577
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Income

(US$ Millions) Years ended Dec. 31,	Note	2024	2023	2022
Commercial property revenue	20	$5,961	$5,929	$4,849
Hospitality revenue	21	2,357	2,594	1,511
Investment and other revenue	22	793	960	1,005
Total revenue		9,111	9,483	7,365
Direct commercial property expense	23	2,381	2,336	1,852
Direct hospitality expense	24	1,885	2,090	1,141
Investment and other expense		37	304	328
Interest expense		4,764	4,823	2,683
General and administrative expense	25	1,391	1,404	930
Total expenses		10,458	10,957	6,934
Fair value (losses) gains, net	26	(692)	(673)	20
Share of net earnings (loss) from equity accounted investments	5	331	(121)	826
(Loss) income before income taxes		(1,708)	(2,268)	1,277
Income tax expense (benefit)	15	289	(419)	281
Net (loss) income		$(1,997)	$(1,849)	$996

Net (loss) income attributable to:
Limited partners		$(510)	$(442)	$(47)
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(909)	(790)	(85)
FV LTIP units of the Operating Partnership		(1)	(1)	—
Interests of others in operating subsidiaries and properties		(577)	(616)	1,128
Total		$(1,997)	$(1,849)	$996
See accompanying notes to the consolidated financial statements.
.

Brookfield Property Partners L.P.
Consolidated Statements of Comprehensive Income

(US$ Millions) Years ended Dec. 31,	Note	2024	2023	2022
Net (loss) income		$(1,997)	$(1,849)	$996
Other comprehensive (loss) income	27
Items that may be reclassified to net (loss) income:
Foreign currency translation		(323)	144	(505)
Cash flow hedges		(140)	48	49
Equity accounted investments		(32)	(55)	128
Items that will not be reclassified to net (loss) income:
Securities - fair value through other comprehensive income (loss)("FVTOCI")		8	(18)	(26)
Share of revaluation surplus on equity accounted investments		24	6	113
Remeasurement of defined benefit obligations		—	(2)	1
Revaluation (deficit) surplus		(39)	639	655
Total other comprehensive (loss) income		(502)	762	415
Total comprehensive (loss) income		$(2,499)	$(1,087)	$1,411
Comprehensive income attributable to:
Limited partners
Net loss		$(510)	$(442)	$(47)
Other comprehensive (loss) income		(123)	112	8
		(633)	(330)	(39)
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net loss		(909)	(790)	(85)
Other comprehensive (loss) income		(220)	201	14
		(1,129)	(589)	(71)
FV LTIP units of the Operating Partnership
Net loss		(1)	(1)	—
Other comprehensive (loss) income		—	—	—
		(1)	(1)	—
Interests of others in operating subsidiaries and properties
Net (loss) income		(577)	(616)	1,128
Other comprehensive (loss) income		(159)	449	393
		(736)	(167)	1,521
Total comprehensive (loss) income		$(2,499)	$(1,087)	$1,411
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
(US$ Millions)	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	Limited partners equity	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	General partner equity	Total preferred equity	Redeemable/ exchangeable and special limited partnership units	FV LTIP units of the Operating Partnership	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2023	$6,464	$(937)	$2,548	$9	$8,084	$4	$2	$(1)	$(1)	$4	$699	$14,447	$21	$25,332	$48,587
Net loss	—	(510)	—	—	(510)	—	—	—	—	—	—	(909)	(1)	(577)	(1,997)
Other comprehensive (loss)	—	—	—	(123)	(123)	—	—	—	—	—	—	(220)	—	(159)	(502)
Total comprehensive loss	—	(510)	—	(123)	(633)	—	—	—	—	—	—	(1,129)	(1)	(736)	(2,499)
Distributions	—	(452)	—	—	(452)	—	—	—	—	—	—	(807)	(1)	(1,826)	(3,086)
Preferred distributions	—	(16)	—	—	(16)	—	—	—	—		—	(28)	—	—	(44)
Issuance (repurchase/deconsolidation) of interests in operating subsidiaries	725	2	7	—	734	—	—	—	—	—		1,310	(5)	(6,748)	(4,709)
Change in relative interests of non-controlling interests	—	—	2	(1)	1	—	—	(2)	1	(1)	—	2	(2)	—	—
Balance as at Dec. 31, 2024	$7,189	$(1,913)	$2,557	$(115)	$7,718	$4	$2	$(3)	$—	$3	$699	$13,795	$12	$16,022	$38,249

Balance as at Dec. 31, 2022	$5,861	$(67)	$2,526	$(103)	$8,217	$4	$2	$(1)	$(1)	$4	$699	$14,688	$45	$18,084	$41,737
Net loss	—	(442)	—	—	(442)	—	—	—	—	—	—	(790)	(1)	(616)	(1,849)
Other comprehensive income	—	—	—	112	112	—	—	—	—	—	—	201	—	449	762
Total comprehensive (loss) income	—	(442)	—	112	(330)	—	—	—	—	—	—	(589)	(1)	(167)	(1,087)
Distributions	—	(440)	—	—	(440)	—	—	—	—	—	—	(789)	(2)	(3,395)	(4,626)
Preferred distributions	—	(16)	—	—	(16)	—	—	—	—		—	(28)	—	—	(44)
Issuance (repurchase) of interests in operating subsidiaries	603	28	19	—	650	—	—	—	—	—		1,161	(14)	10,810	12,607
Change in relative interests of non-controlling interests	—	—	3	—	3	—	—	—	—	—	—	4	(7)	—	—
Balance as at Dec. 31, 2023	$6,464	$(937)	$2,548	$9	$8,084	$4	$2	$(1)	$(1)	$4	$699	$14,447	$21	$25,332	$48,587

Balance as at Dec. 31, 2021	$5,861	$457	$2,598	$(111)	$8,805	$4	$2	$(1)	$(1)	$4	$699	$15,736	$55	$19,706	$45,005
Net (loss) income	—	(47)	—	—	(47)	—	—	—	—	—	—	(85)	—	1,128	996
Other comprehensive income	—	—	—	8	8	—	—	—	—	—	—	14	—	393	415
Total comprehensive (loss) income	—	(47)	—	8	(39)	—	—	—	—	—	—	(71)	—	1,521	1,411
Distributions	—	(419)	—	—	(419)	—	—	—	—	—	—	(748)	(2)	(3,755)	(4,924)
Preferred distributions	—	(16)	—	—	(16)	—	—	—	—		—	(28)	—	—	(44)
Issuance (repurchase) of interests in operating subsidiaries	—	(42)	(78)	—	(120)	—	—	—	—	—		(207)	4	612	289
Change in relative interests of non-controlling interests	—	—	6	—	6	—	—	—	—	—	—	6	(12)	—	—
Balance as at Dec. 31, 2022	$5,861	$(67)	$2,526	$(103)	$8,217	$4	$2	$(1)	$(1)	$4	$699	$14,688	$45	$18,084	$41,737
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P. Consolidated Statements of Cash Flows

(US$ Millions) Years ended Dec. 31,	Note	2024	2023	2022
Operating activities
Net (loss) income		$(1,997)	$(1,849)	$996
Share of equity accounted losses (earnings), net of distributions		(41)	306	(563)
Fair value losses (gains), net	28	692	673	(20)
Deferred income tax expense (benefit)	17	96	(554)	118
Depreciation and amortization	23, 24	418	440	287
Working capital and other		1,850	314	(871)
		1,018	(670)	(53)
Financing activities
Debt obligations, issuance		21,512	18,896	9,048
Debt obligations, repayments		(17,836)	(20,200)	(10,704)
Capital securities, issued	14	366	277	57
Capital securities, redeemed	14	(14)	(16)	(3)
Non-controlling interests, issued		3,361	6,535	2,605
Non-controlling interests, purchased		(10)	(51)	(2,455)
Settlement of deferred consideration		140	(458)	(5)
Repayment of lease liabilities		(60)	(52)	(26)
Limited partnership units, issued		510	603	—
Issuances to redeemable/exchangeable and special limited partnership unitholders		908	1,077	—
Redemption of FV LTIP units of the Operating Partnership		(6)	(15)	(5)
Distributions to non-controlling interests in operating subsidiaries		(1,831)	(3,378)	(3,757)
Preferred distributions		(44)	(44)	(44)
Distributions to limited partnership unitholders		(452)	(440)	(419)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(807)	(789)	(748)
Distributions to holders of FV LTIP units of the Operating Partnership		(1)	(2)	(2)
		5,736	1,943	(6,458)
Investing activities
Acquisitions
Investment properties		(9,053)	(4,807)	(1,395)
Property, plant and equipment		(403)	(529)	(207)
Equity accounted investments		(425)	(496)	(91)
Financial assets and other		(1,342)	(1,877)	(889)
Cash acquired in business combinations		(6)	940	70
Dispositions
Investment properties		2,437	1,358	1,861
Property, plant and equipment		562	228	58
Equity accounted investments		1,019	1,088	972
Financial assets and other		980	938	1,702
Disposition of subsidiaries		97	—	5,689
Cash impact of deconsolidation and reclassification to assets held for sale		(703)	197	(73)
Restricted cash and deposits		39	(21)	114
		(6,798)	(2,981)	7,811
Cash and cash equivalents
Net change in cash and cash equivalents during the year		(44)	(1,708)	1,300
Net change in cash classified within assets held for sale		(30)	(1)	203
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(59)	30	(59)
Balance, beginning of year		2,341	4,020	2,576
Balance, end of year		$2,208	$2,341	$4,020

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$140	$180	$114
Interest (excluding dividends on capital securities)		$4,357	$4,755	$2,450
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended. BPY is a subsidiary of Brookfield Corporation, formerly known as Brookfield Asset Management Inc. (“BN,” the “Corporation,” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investment is a 36% managing general partnership units (“GP Units”) interest in Brookfield Property L.P. (the “Operating Partnership”). The GP Units provide the partnership with the power to direct the relevant activities of the Operating Partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) were delisted from the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”). The partnership’s 6.50% Preferred Units, Series 1, 6.375% Preferred Units, Series 2, 5.75% Preferred Units, Series 3, and Brookfield Property Preferred L.P.’s (“New LP”) 6.25% Preferred Units, Series 1 are traded on the Nasdaq under the symbols “BPYPP”, “BPYPO”, “BPYPN”, and “BPYPM” respectively. The New LP 6.25% Preferred Units, Series 1 (“New LP Preferred Units”) are also traded on the TSX under the symbol “BPYP.PR.A”.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. MATERIAL ACCOUNTING POLICIES
a)Statement of compliance
These consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the partnership on March 21, 2025.

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

Non-controlling interests in the partnership’s operating subsidiaries and properties, redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units” or “REUs”), special limited partnership units of the Operating Partnership (“Special LP Units”) and FV LTIP units of the Operating Partnership (“FV LTIP Units”) are presented separately in equity on the consolidated balance sheets. The REUs have the same economic attributes as LP Units. Accordingly, the net income and components of other comprehensive income allocated to these units are equivalent to that allocated to the LP Units (on a per unit basis).

Net income and the components of comprehensive income of the partnership’s operating subsidiaries and properties are generally allocated between the partnership and non-controlling equity holders based on the relative proportion of equity interests. Certain of the partnership’s subsidiaries are subject to profit sharing arrangements with affiliated entities who hold non-controlling interests that result in allocation of income on an other than proportionate basis if specified targets are met. In these circumstances, net income is allocated between the partnership and non-controlling interests based on proportionate equity interests until the attribution of profits under the agreement is no longer subject to adjustment based on future events. In the period that allocation of the subsidiary’s cumulative earnings under the profit-sharing arrangement is no longer subject to adjustment, it is recognized as fair value (losses) gains, net attributable to unitholders for the period.

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

(ii)Impairment of financial instruments
The partnership recognizes a loss allowance for expected credit losses (“ECL”) on debt instruments that are measured at amortized cost or at FVTOCI and other receivables. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. For debt instruments, the partnership recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If the credit risk on the financial instrument has not increased significantly since initial recognition, the loss allowance for that financial instrument is measured at an amount equal to 12‑month ECL. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12‑month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date. The partnership always recognizes lifetime ECL for other receivables. Any related loss allowances are recorded through profit or loss. Refer to Note 11, Accounts Receivable And Other for detail on the current year loss allowance.

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

Canadian Overnight Repo Rate Average (“CORRA”) replaced Canadian Dollar Offered Rate (“CDOR”) effective June 30, 2024. The partnership has addressed the impact and effected changes required as a result of amendments to the contractual terms of CORRA referenced floating-rate borrowings, interest rate swaps, interest rate caps, and updated hedge designations. The adoption did not have a significant impact on the partnership’s financial reporting.

Note 30, Financial Instruments provides details of the hedging instruments and hedged exposures to which the IBOR Reform are applied as at December 31, 2024.

m)Income taxes
The partnership is a flow-through entity for tax purposes. However, income tax expenses are recognized for taxes payable by holding entities and their direct or indirect corporate subsidiaries.

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

n)Business combinations
The partnership accounts for business combinations in which control is acquired under the acquisition method. When an acquisition is made, the partnership considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process, the acquisition fails to meet the definition of a business and is accounted for as an asset acquisition. The partnership uses the optional concentration test on a transaction-by-transaction basis, and where used, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets, accounts for the acquisition as an asset acquisition. Assets acquired through asset acquisitions are initially measured at cost, which includes the transaction costs incurred for the acquisitions.

For business combinations, consideration is the aggregate of the fair values, at the date of exchange, of assets transferred, liabilities incurred by the partnership to the former owners, and equity instruments issued in exchange for control of the acquiree. Acquisition-related costs are recognized in net income as incurred. At the acquisition date, the partnership recognizes the identifiable assets acquired and liabilities assumed at their acquisition-date fair values, except for non-current assets classified as held-for-sale, which are recognized at fair value less costs to sell, and deferred tax assets or liabilities, which are measured in accordance with IAS 12, Income Taxes. The partnership also evaluates whether there are previously unrecognized intangible assets of the acquiree, and recognizes them as identifiable intangible assets.

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

Measurement period adjustments for business combinations are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the business combination occurs, the partnership reports provisional amounts for items where the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

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
p)Redeemable/Exchangeable Partnership Units
The Redeemable/Exchangeable Partnership Units may, at the request of the holder, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redeemable/Exchangeable Partnership Units for LP Units, Redeemable/Exchangeable Partnership Units are required to be redeemed for cash. The Redeemable/Exchangeable Partnership Units provide the holder the direct economic benefits and exposures to the underlying performance of the Operating Partnership and accordingly to the variability of the distributions of the Operating Partnership, whereas the partnership’s unitholders have indirect access to the economic benefits and exposures of the Operating Partnership through direct ownership interest in the partnership which owns a direct interest in the managing general partnership interest. Accordingly, the Redeemable/Exchangeable Partnership Units have been presented within non-controlling interests on the consolidated balance sheets. The Redeemable/Exchangeable Partnership Units do not entail a contractual obligation on the part of the partnership to deliver cash and can be settled by the partnership, at its sole discretion, by issuing a fixed number of its own equity instruments.

q)Critical judgments and estimates in applying accounting policies
The preparation of the partnership’s consolidated financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. Critical judgments and estimates made by management and utilized in the normal course of preparing the partnership’s consolidated financial statements are outlined below.

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

(iii)Common control transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS Accounting Standards and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS Accounting Standards framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

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

The key valuation assumptions in determining the fair value of investment properties include discount rates and terminal capitalization rates for properties valued using a discounted cash flow model and capitalization rates for properties valued using a direct capitalization approach. Management also uses assumptions and estimates in determining expected future cash flows in discounted cash flow models and estimated stabilized annual net operating income used in values determined using the direct capitalization approach. Properties under active development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

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

r)Changes in accounting policies
Effective January 1, 2024, the partnership adopted Amendments to IAS 1 – Classification of Liabilities as Current or Non-current (“Amendments to IAS 1”). The Amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expense.

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

The partnership has applied the Amendments to IAS 1 retrospectively and the December 31, 2023 comparative period has been restated with $13.3 billion of current liabilities being classified as non-current liabilities. This is on the basis of extension options giving the partnership substantive existing rights to defer settlement by twelve months as at December 31, 2023. Prior to the amendments being applied, the extension options had not been included in the assessment of classification as current or non-current as the partnership’s rights to defer settlement of these liabilities are not unconditional.

For the partnership’s equity accounted investments, the Amendments to IAS 1 are also applied to the underlying results for the summarized financial information disclosed in Note 5. The December 31, 2023 comparative period has been restated with $0.9 billion of current liabilities being classified as non-current liabilities.

The loan agreements for certain of these non-current liabilities have financial covenants, such as minimum debt yield and maximum loan to value, which must be met periodically, and/or are a condition of extension within twelve months of the reporting period.

s)Future accounting policies
The following are accounting policies issued that the partnership expects to adopt in the future:

The partnership is currently assessing the impact of IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the International Accounting Standards Board (“IASB”) in April 2024. IFRS 18 will replace IAS 1 and will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 sets out significant new requirements for the presentation of financial statements with a particular focus on the income statement, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, and disclosures related to management-defined performance measures.

The partnership is also currently assessing the impact of Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7, issued by the IASB in May 2024. The Amendments will be effective for annual reporting periods beginning on or after January 1, 2026. The Amendments clarify the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer, clarify the requirements for assessing contractual cash flow characteristics of financial assets and clarify the characteristics of non-recourse loans and contractually linked instruments.

NOTE 3. INVESTMENT PROPERTIES
The following table presents a roll forward of investment property balances for the years ended December 31, 2024 and 2023:

	Year ended Dec. 31, 2024			Year ended Dec. 31, 2023
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of year	$77,699	$5,216	$82,915	$66,067	$2,518	$68,585
Changes resulting from:
Property acquisitions	7,775	235	8,010	2,543	829	3,372
Capital expenditures	832	1,302	2,134	732	1,326	2,058
Property dispositions(1)	(1,602)	—	(1,602)	(1,478)	(44)	(1,522)
Fair value (losses) gains, net	(883)	377	(506)	(1,410)	92	(1,318)
Foreign currency translation	(1,351)	(40)	(1,391)	646	80	726
Transfers between commercial properties and commercial developments	445	(445)	—	940	(940)	—
Acquisition of Foreign Investments(2)	—	—	—	11,286	1,408	12,694
Reclassification to assets held for sale and other changes	(2,601)	(14)	(2,615)	(1,627)	(53)	(1,680)
Reclassification of BSREP IV investments to assets held for sale(2)	(20,221)	(4,646)	(24,867)	—	—	—
Balance, end of year(3)	$60,093	$1,985	$62,078	$77,699	$5,216	$82,915
(1)Property dispositions represent the carrying value on date of sale.
(2)See Note 31, Related Parties for further information on the Acquisition of Foreign Investments and Reclassification of BSREP IV investments to assets held for sale.
(3)Includes right-of-use commercial properties and commercial developments of $705 million and $22 million, respectively, as of December 31, 2024 (2023 - $1,116 million and $130 million, respectively). Current lease liabilities of $29 million (2023 - $37 million) have been included in accounts payable and other liabilities and non-current lease liabilities of $695 million (2023 - $995 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated stabilized annual net operating income. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impact of interest rates and inflation, there are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in these financial statements. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values and reconciles significant differences when they arise.

The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Dec. 31, 2024			Dec. 31, 2023
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Office(1)	Discounted cash flow	7.0%	5.6%	11	7.0%	5.5%	11
Retail(2)	Discounted cash flow	7.1%	5.4%	10	7.2%	5.5%	10
LP Investments(3)	Discounted cash flow	9.6%	6.7%	8	8.4%	5.8%	9
(1)Included in the total Office portfolio are 16 premier office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.7%.
(2)Included in the total Retail portfolio are 19 Core premier retail centers with a weighted-average discount rate of 6.2%.
(3)The valuation method used to value multifamily, self storage and manufactured housing properties is the direct capitalization method. At December 31, 2024, the overall implied capitalization rate used for properties using the direct capitalization method was 4.9% (December 31, 2023 - 4.6%) except for certain recently acquired multifamily investments temporarily valued using the discounted cash flow method.

Operating investment properties with a fair value of approximately $13.6 billion (December 31, 2023 - $16.7 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any buildings held under operating leases.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above in IFRS 13 within Note 2(h), Summary of Material Accounting Policies, Fair value measurement.

	Dec. 31, 2024				Dec. 31, 2023
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Office	$—	$—	$18,360	$1,230	$—	$—	$20,194	$859
Retail	—	—	18,939	78	—	—	19,385	67
LP Investments	—	—	22,794	677	—	—	38,120	4,290
Total	$—	$—	$60,093	$1,985	$—	$—	$77,699	$5,216

There were no transfers between levels within the fair value hierarchy related to investment properties during the years ended December 31, 2024 and 2023. Investment properties with a fair value of $59.0 billion (December 31, 2023 - $76.7 billion) are pledged as security for property debt.

Fair value sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point (“bps”) increase of the discount rate and terminal capitalization or overall implied capitalization rate (“ICR”) on fair values of the partnership’s commercial properties for the year ended December 31, 2024, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Dec. 31, 2024
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Office	$418	$567	$969
Retail	362	565	914
LP Investments(1)	248	477	742
Total	$1,028	$1,609	$2,625
(1)The valuation method used to value multifamily, self storage and manufactured housing properties is the direct capitalization method except for certain recently acquired multifamily investments temporarily valued using the discounted cash flow method. The impact of the sensitivity analysis on the discount rate includes properties valued using the DCF method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

During the year ended December 31, 2024, the partnership capitalized a total of $1,302 million (December 31, 2023 - $1,326 million) of costs related to development properties. Included in this amount is $1,261 million (December 31, 2023 - $1,280 million) of construction and related costs and $41 million (December 31, 2023 - $46 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2024 is 7.5% (December 31, 2023 - 5.4%).

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

The following table presents the partnership’s material subsidiaries as of December 31, 2024 and 2023:

	Jurisdiction of formation	Economic interest		Voting interest
		Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Subsidiary of the partnership(1)	Bermuda	36%	36%	100%	100%
Holding entities of the Operating Partnership	Various	100%	100%	100%	100%
Real estate subsidiaries of the holding entities
BPO	Canada	100%	100%	100%	100%
U.S. Retail	United States	100%	100%	100%	100%
U.S. Manufactured Housing(2)	United States	23%	24%	—%	—%
U.S. Multifamily(3)	United States	27%	—%	—%	—%
Korea Mixed-use(2)	South Korea	22%	22%	—%	—%
UK and Ireland Short Stay(2)	United Kingdom	27%	27%	—%	—%
U.S. Hospitality(4)	United States	—%	23%	—%	—%
U.S. Logistics(4)	United States	—%	23%	—%	—%
(1)BPY holds all managing general partner units of the Operating Partnership and therefore has the power to direct the relevant activities and affairs of the Operating Partnership. The managing general partner units represent 36% and 36% of the total number of the Operating Partnership’s units at December 31, 2024 and 2023, respectively.
(2)The partnership holds its economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored real estate funds. By their nature, limited partnership interests do not have any voting rights. The partnership has entered into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investees
(3)The partnership acquired its economic interest during the year ended December 31, 2024.
(4)The partnership’s economic interest have been deconsolidated as part of the Deconsolidation of BSREP IV. See Note 31, Related Parties for further information.

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

	Jurisdiction of formation	Proportion of economic interests held by non- controlling interests		Non-controlling interests: Interests of others in operating subsidiaries and properties
(US$ Millions)		Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Corporate Holding Entities(1)	Bermuda/Canada	—%	—%	$4,907	$6,494
BPO(2)	Canada	—%	—%	4,047	3,070
U.S. Retail(3)	United States	—%	—%	2,012	1,287
U.S. Manufactured Housing(4)	United States	77%	76%	838	1,161
U.S. Multifamily(5)	United States	73%	—%	579	—
Korea Mixed-use(4)	South Korea	78%	78%	577	1,056
UK and Ireland Short Stay(4)	United Kingdom	73%	73%	414	569
U.S. Hospitality(6)	United States	—%	77%	—	833
U.S. Logistics(6)	Unites States	—%	77%	—	1,233
Other LP Investments(6)	Various	33% - 99%	33% - 99%	2,648	9,629
Total				$16,022	$25,332
(1)    Includes non-controlling interests in various corporate entities of the partnership.
(2)     Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(3)    Includes non-controlling interests in U.S Retail subsidiaries.
(4)    Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.
(5)    Includes non-controlling interests acquired during the year ended December 31, 2024.
(6)    Includes non-controlling interests that have been deconsolidated as part of the Deconsolidation of BSREP IV. See Note 31, Related Parties for further information.

Summarized financial information in respect of each of the partnership’s subsidiaries that have material non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	Dec. 31, 2024
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
Corporate Holding Entities	$5,849	$1,579	$6,518	$5,671	$5,636	$(10,397)
BPO	5,885	26,545	5,591	14,076	6,223	6,540
U.S. Retail	941	29,175	5,125	7,150	2,013	15,828
U.S. Manufactured Housing	305	2,311	25	1,484	838	269
U.S. Multifamily(1)	28	2,536	33	1,738	579	214
Korea Mixed-use	120	3,001	37	2,341	577	166
UK and Ireland Short Stay	175	4,766	300	4,051	414	176
U.S. Hospitality(2)	—	—	—	—	—	—
U.S. Logistics(2)	—	—	—	—	—	—
Total	$13,303	$69,913	$17,629	$36,511	$16,280	$12,796
(1)    Includes non-controlling interests acquired during the year ended December 31, 2024.
(2)    Includes non-controlling interests that have been deconsolidated as part of the Deconsolidation of BSREP IV. See Note 31, Related Parties for further information.

	Dec. 31, 2023
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
Corporate Holding Entities	$6,398	$1,616	$6,211	$7,067	$7,153	$(12,417)
BPO	4,732	30,435	9,838	12,530	5,185	7,614
U.S. Retail	744	29,435	5,381	8,148	1,287	15,363
U.S. Manufactured Housing	59	3,605	2,129	—	1,161	374
Korea Mixed-use	229	3,814	1,829	855	1,056	303
UK and Ireland Short Stay	89	4,816	512	3,587	569	237
U.S. Hospitality	271	3,600	366	2,425	833	247
U.S. Logistics	293	2,347	309	733	1,233	365
Total	$12,815	$79,668	$26,575	$35,345	$18,477	$12,086

	Year ended Dec. 31, 2024
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net (loss) income	Total compre-hensive (loss) income
Corporate Holding Entities	$307	$137	$148	$21	$1,015	$1,025
BPO	1,993	101	85	20	(958)	(1,172)
U.S. Retail	1,547	68	67	12	460	448
U.S. Manufactured Housing	257	(93)	(98)	—	(37)	(38)
U.S. Multifamily	100	19	19	—	1	1
Korea Mixed-use	228	(41)	(136)	215	(12)	(39)
UK and Ireland Short Stay	922	39	69	357	14	26
US Hospitality	625	(82)	(81)	—	(305)	(305)
U.S. Logistics	65	5	4	9	(513)	(513)
Total	$6,044	$153	$77	$634	$(335)	$(567)

	Year ended Dec. 31, 2023
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net (loss) income	Total compre-hensive (loss) income
Corporate Holding Entities	$353	$86	$89	$49	$(275)	$(237)
BPO	1,989	(21)	(22)	11	(1,162)	(1,099)
UK Student Housing(1)	—	4	3	876	1	—
U.S. Retail	1,559	7	4	6	234	205
U.S. Manufactured Housing	296	84	84	41	30	30
Korea Mixed-use	248	139	121	—	40	17
UK and Ireland Short Stay	863	53	203	599	20	227
US Hospitality	799	(159)	128	—	(49)	323
U.S. Logistics	50	153	153	11	41	41
Total	$6,157	$346	$763	$1,593	$(1,120)	$(493)
(1)    Includes non-controlling interests disposed during the year ended December 31, 2023.

	Year ended Dec. 31, 2022
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income (loss)	Distributions	Net income (loss)	Total compre-hensive income (loss)
Corporate Holding Entities	406	36	59	113	(20)	156
BPO	2,105	124	106	24	(759)	(802)
UK Student Housing(1)	191	492	482	65	148	134
U.S. Retail	1,557	(2)	2	4	165	203
U.S. Manufactured Housing	287	254	254	13	81	81
Korea Mixed-use	228	28	—	—	8	(28)
UK and Ireland Short Stay	794	44	114	151	16	114
Total	$5,568	$976	$1,017	$370	$(361)	$(142)
(1)    Includes non-controlling interests disposed during the year ended December 31, 2023.
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

			Proportion of ownership interests/voting rights held by the partnership
(US$ Millions)	Principal activity	Principal place of business	Dec. 31, 2024	Dec. 31, 2023
Joint ventures
Stork Holdco LP	Property holding company	United Kingdom	50%	50%
Midtown New York Mixed-use Complex	Property holding company	United States	56%	56%
U.S. Retail JV Pool A	Property holding company	United States	50%	50%
Honolulu Shopping Center	Property holding company	United States	50%	50%
U.S. Retail JV Pool B	Property holding company	United States	51%	51%
U.S. Retail JV Pool C	Property holding company	United States	50%	50%
Bryant Park Office Tower	Property holding company	United States	50%	50%
Las Vegas Mall A	Property holding company	United States	50%	50%
U.S. Retail JV Pool D	Property holding company	United States	48%	48%
Las Vegas Mall B	Property holding company	United States	50%	50%
Other(1)(2)	Various	Various	15% - 60%	15% - 75%

Associates
Other	Various	Various	31% - 50%	16% - 50%
(1)Other joint ventures consists of approximately 50 joint ventures, each of which has a carrying value below $600 million
(2)Other joint ventures also includes the partnership’s approximate 8% indirect LP interest in the BSREP IV investments that is accounted for as a financial asset held through an equity-accounted joint venture with BWS with a carrying value of $878 million as of December 31, 2024. See Note 31, Related Parties for further information on the Deconsolidation of BSREP IV Investments.

The following table presents the change in the balance of the partnership’s equity accounted investments as of December 31, 2024 and 2023:

(US$ Millions) Years ended Dec. 31,	2024	2023
Equity accounted investments, beginning of year	$19,435	$19,943
Additions	484	476
Disposals and return of capital distributions	(898)	(863)
Share of net (losses) earnings from equity accounted investments	331	(94)
Distributions received	(290)	(212)
Foreign currency translation	(168)	220
Acquisition of Foreign Investments(1)(2)	—	211
Reclassification (to) assets held for sale	—	(54)
Reclassification of BSREP IV investments to assets held for sale(2)	(259)	—
Other comprehensive income and other	912	(192)
Equity accounted investments, end of year	$19,547	$19,435
(1)The prior year includes the impact of change in accounting basis of assets that were accounted for under the equity method which are now accounted for as financial assets.
(2)See Note 31, Related Parties for further information on the Acquisition of Foreign Investments and Reclassification of BSREP IV investments to assets held for sale.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Dec. 31, 2024			Dec. 31, 2023
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Office(1)	Discounted cash flow	7.5%	5.2%	11	7.4%	5.0%	11
Retail(2)	Discounted cash flow	6.6%	5.0%	10	6.6%	5.1%	10
LP Investments(3)	Discounted cash flow	9.7%	6.8%	8	7.7%	5.9%	10
(1)Included in the total Office portfolio are 16 premier office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.7%.
(2)Included in the total Retail portfolio are 19 Core premier retail centers with a weighted-average discount rate of 6.2%.
(3)The valuation method used to value multifamily investments is the direct capitalization method. At December 31, 2024, the overall implied capitalization rate used for properties using the direct capitalization method was 4.7% (December 31, 2023 - 4.5%). The terminal capitalization rate and investment horizon are not applicable.

The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as of December 31, 2024 and 2023:

	Dec. 31, 2024
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Carrying value
Joint ventures
Office	$1,830	$46,485	$5,222	$14,455	$28,638	$8,869
Retail	815	34,140	3,571	10,442	20,942	9,823
LP Investments	715	3,417	2,136	767	1,229	611
	3,360	84,042	10,929	25,664	50,809	19,303
Associates
LP Investments	14	419	2	—	431	244
	14	419	2	—	431	244
Total	$3,374	$84,461	$10,931	$25,664	$51,240	$19,547

	Dec. 31, 2023
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Carrying value
Joint ventures
Office	$2,314	$33,623	$4,847	$13,867	$17,223	$8,199
Retail	723	33,554	5,355	9,047	19,875	9,501
LP Investments	1,627	4,355	32	3,169	2,781	1,442
	4,664	71,532	10,234	26,083	39,879	19,142
Associates
LP Investments	64	552	22	80	514	293
	64	552	22	80	514	293
Total	$4,728	$72,084	$10,256	$26,163	$40,393	$19,435

Summarized financial information in respect of the partnership’s equity accounted investments for the years ended December 31, 2024, 2023 and 2022 is set out below:

	Year ended December 31, 2024
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net (loss) income	Other compre- hensive (loss) income	Partnership’s share of net (loss) income	Distributions received
Joint ventures
Office	$2,262	$1,915	$(272)	$6	$81	$(46)	$(129)	$228
Retail	2,018	1,512	951	51	1,508	(18)	497	25
LP Investments	1,063	1,170	7	(1)	(101)	82	(29)	31
	5,343	4,597	686	56	1,488	18	339	284
Associates
LP Investments	19	28	2	(2)	(9)	(78)	(8)	7
	19	28	2	(2)	(9)	(78)	(8)	7
Total	$5,362	$4,625	$688	$54	$1,479	$(60)	$331	$291
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

	Year ended December 31, 2023
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net income (loss)	Other compre- hensive income	Partnership’s share of net income (loss)	Distributions received
Joint ventures
Office	$2,261	$1,564	$(1,924)	$50	$(1,177)	$(61)	$(434)	$112
Retail	2,002	1,446	166	55	777	(29)	269	16
LP Investments	1,499	1,532	228	(78)	117	12	94	67
	5,762	4,542	(1,530)	27	(283)	(78)	(71)	195
Associates
LP Investments	69	94	(104)	19	(110)	(50)	(50)	17
	69	94	(104)	19	(110)	(50)	(50)	17
Total	$5,831	$4,636	$(1,634)	$46	$(393)	$(128)	$(121)	$212
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

	Year ended December 31, 2022
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Office	$1,849	$1,273	$259	$180	$1,015	$194	$550	$114
Retail	1,949	1,156	(290)	47	550	43	234	27
LP Investments	886	948	112	—	50	232	38	122
	4,684	3,377	81	227	1,615	469	822	263
Associates
LP Investments	230	244	8	—	(6)	69	4	—
	230	244	8	—	(6)	69	4	—
Total	$4,914	$3,621	$89	$227	$1,609	$538	$826	$263
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

NOTE 6. INVESTMENTS IN JOINT OPERATIONS
The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenues, and expenses of the properties in these consolidated financial statements:

		Place of incorporation and principal place of business	Ownership
Name of property	Principal activity		Dec. 31, 2024	Dec. 31, 2023
Brookfield Place - Retail & Parking	Property	Toronto	41%	41%
Brookfield Place - Office	Property	Toronto	82%	82%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(1)	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	38%	25%
Bay Adelaide East & West	Property	Toronto	25%	38%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
1 The Esplanade	Property	Perth	25%	25%
9 The Esplanade	Development property	Perth	50%	50%
111 Bourke Street	Development property	Melbourne	50%	50%
240 Queen Street(2)	Property	Brisbane	—%	50%
388 George Street	Property	Sydney	50%	50%
Shopping Patio Higienópolis	Property	São Paulo	25%	25%
Shopping Patio Higienópolis - Expansion	Property	São Paulo	32%	32%
Shopping Patio Higienópolis - Co-Invest	Property	São Paulo	5%	5%
Shopping Patio Higienópolis Expansion - Co-Invest	Property	São Paulo	6%	6%
G2-Infospace Gurgaon	Property	NCR-Delhi Region	72%	72%
(1)First Canadian Place in Toronto is subject to a ground lease with respect to 50% of the land on which the property is situated. At the expiry of the ground lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the property.
(2)This property was sold during the year ended December 31, 2024.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT
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

There were no impairment indicators for the years ended December 31, 2024 and December 31, 2023.

Hospitality properties with a fair value of approximately $3.3 billion are situated on land held under leases or other agreements largely expiring after the year 2065.

The following table presents the change to the components of the partnership’s hospitality assets from the beginning of the year:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Cost:
Balance, beginning of year	$10,486	$9,050
Additions	459	540
Disposals	(304)	(169)
Foreign currency translation	(110)	153
Acquisition of Foreign Investments(1)	—	945
Reclassification (to) assets held for sale and other	(439)	(33)
Reclassification of BSREP IV investments to assets held for sale(1)	(4,658)	—
	5,434	10,486
Accumulated fair value changes:
Balance, beginning of year	2,027	1,376
Revaluation (losses) gains, net(2)	(103)	647
Disposals	—	(37)
Foreign currency translation	(37)	45
Reclassification (to) assets held for sale and other	(141)	(4)
Reclassification of BSREP IV investments to assets held for sale(1)	(471)	—
	1,275	2,027
Accumulated depreciation:
Balance, beginning of year	(1,428)	(1,025)
Depreciation	(392)	(411)
Disposals	162	37
Foreign currency translation	28	(37)
Reclassification to assets held for sale and other	92	—
Reclassification of BSREP IV investments to assets held for sale(1)	313	8
	(1,225)	(1,428)
Total property, plant and equipment(3)	$5,484	$11,085
(1)See Note 31, Related Parties for further information on the Acquisition of Foreign Investments and Reclassification of BSREP IV investments to assets held for sale.
(2)Revaluation (losses) gains, net includes revaluation losses of $23 million (December 31, 2023 - gains of $704 million) recorded as revaluation surplus in the consolidated statements of comprehensive income. It also includes revaluation losses in excess of revaluation surplus of $80 million (December 31, 2023 - $57 million) recorded in other fair value changes in the consolidated statements of income.
(3)Includes right-of-use assets of $120 million (December 31, 2023 - $304 million).

NOTE 8. GOODWILL
Goodwill of $931 million at December 31, 2024 (December 31, 2023 - $1,450 million) was primarily attributable to short-break destinations across the United Kingdom and Ireland (“UK and Ireland Short Stay”) of $754 million (December 31, 2023 - $767 million), and a mixed-use asset in South Korea of $177 million (December 31, 2023 - $201 million). The goodwill on the office portfolio in Germany (December 31, 2023 - $413 million) was reclassified to asset held for sale in the third quarter of 2024, refer to Note 31, Related Parties for further information. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

The partnership tested goodwill and trademark assets recorded as an intangible asset (Refer to Note 9, Intangible Assets) for impairment as of December 31, 2024, primarily attributed to UK and Ireland Short Stay. The current year analysis for UK and Ireland Short Stay uses a 10-year cash flow projection with a 3% long-term growth rate used to extrapolate cash flows after the third year, a discount rate derived from a market-based-weighted-average cost of capital, and a terminal capitalization rate derived from a market-based EBITDA multiple. Based on the impairment test, no impairment was recorded as the recoverable amount of the cash-generating unit of $5,615 million (2023 - $5,202 million) exceeded the carrying value of the cash-generating unit of $4,474 million (2023 - $4,283 million). The recoverable amount was determined based on a value-in-use approach based on a terminal capitalization rate of 6.0% (2023 - 5.9%) and a discount rate of 11.4% (2023 - 11.0%). A discount rate of 13.5% (2023 - 11.4%), a long-term growth rate of (2.5)% (2023 - (1.7)%), or a terminal capitalization rate of 6.8% (2023 - 7.7%) used in the impairment analysis would eliminate the headroom between the recoverable amount and carrying value of the cash-generating unit.

NOTE 9. INTANGIBLE ASSETS
These intangible assets primarily represent the trademark assets related to UK and Ireland Short Stay.

The trademark assets of UK and Ireland Short Stay had a carrying amount of $893 million as of December 31, 2024 (December 31, 2023 - $905 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of UK and Ireland Short Stay is not subject to technological obsolescence or commercial innovations in any material way. Refer to Note 8, Goodwill for detail on the impairment analysis.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Other	4 to 7

Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization is recorded as part of depreciation and amortization included in Direct Hospitality Expense. Refer to Note 24, Direct Hospitality Expense.

The following table presents the components of the partnership’s intangible assets as of December 31, 2024 and December 31, 2023:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Cost	$958	$1,138
Accumulated amortization	(59)	(84)
Balance, end of year	$899	$1,054

The following table presents a roll forward of the partnership’s intangible assets December 31, 2024 and December 31, 2023:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Balance, beginning of year	$1,054	$966
Acquisitions	16	9
Disposals	(1)	1
Amortization	(23)	(29)
Acquisition of Foreign Investments(1)	—	60
Foreign currency translation	(15)	49
Impact of deconsolidation due to loss of control and other(1)	(132)	(2)
Balance, end of year	$899	$1,054
(1)See Note 31, Related Parties for further information on the Acquisition of Foreign Investments and Reclassification of BSREP IV investments to assets held for sale.

NOTE 10. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Securities - FVTPL	$3,416	$3,240
Derivative assets	100	192
Securities - FVTOCI	27	61
Other marketable securities	28	28
Restricted cash	378	581
Inventory(1)	1,228	1,858
Accounts receivable	9	43
Other	153	167
Total other non-current assets	$5,339	$6,170
(1)Inventory (see Note 11, Accounts Receivable And Other for the current portion) with a carrying value of $1.3 billion (December 31, 2023 - $1.5 billion) are pledged as security for property debt.

Securities - FVTPL
Securities - FVTPL primarily consists of the partnership’s investment in the Brookfield Strategic Real Estate Partners (“BSREP”) III fund, with a carrying value of the financial asset at December 31, 2024 of $1,542 million (December 31, 2023 - $1,424 million). It also includes the partnership’s investment in a U.S. department store chain with a carrying value of the financial asset at December 31, 2024 of $551 million (December 31, 2023 - $551 million).

NOTE 11. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Derivative assets	$265	$299
Accounts receivable - net of expected credit loss of $50 million (December 31, 2023 - $63 million)	730	1,355
Restricted cash and deposits	350	326
Prepaid expenses	214	270
Inventory	234	131
Other current assets(1)	288	1,102
Total accounts receivable and other	$2,081	$3,483
(1)The balance as of December 31, 2023 includes loans secured by a portfolio of 75-multifamily assets in San Francisco in foreclosure. In the year ended December 31, 2024, these assets were acquired out of foreclosure and are subsequently being reported in investment properties on the consolidated balance sheets.

NOTE 12. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of December 31, 2024 and December 31, 2023:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Investment properties	$2,920	$1,673
Property, plant and equipment	45	2
Equity accounted investments	—	127
Accounts receivables and other assets	135	50
Assets held for sale	3,100	1,852
Debt obligations	816	—
Accounts payable and other liabilities	82	57
Liabilities associated with assets held for sale	$898	$57

The following table presents the change to the components of the assets held for sale from the beginning of the year:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Balance, beginning of year	$1,852	$576
Reclassification to assets held for sale, net	3,764	1,798
Reclassification of BSREP IV assets to held for sale(1)	33,735	—
Disposals(1)	(36,538)	(525)
Fair value adjustments	37	(67)
Foreign currency translation	(34)	1
Acquisition of Foreign Investments	—	47
Other	284	22
Assets held for sale	$3,100	$1,852
(1)See Note 31, Related Parties for further information on the Reclassifications of BSREP IV investments to assets held for sale.

At December 31, 2023, assets held for sale included five office assets in the U.S., four malls in the U.S., two hotels in the U.S., and one logistics asset in the U.S. as the partnership intends to sell controlling interests in these assets to third parties in the next 12 months.

In the first quarter of 2024, the partnership sold two hotels in the U.S. for net proceeds of approximately $120 million.

In the second quarter of 2024, the partnership sold five hospitality assets in the U.S. and one retail asset in the U.S. for net proceeds of approximately $173 million.

In the third quarter of 2024, the partnership sold three office assets in the U.S., three retail assets in the U.S., three hospitality assets in the U.S. and one hospitality asset in South Korea for net proceeds of $159 million.

In the third quarter of 2024, the partnership reclassified its LP interest in the BSREP IV investments to assets and liabilities held for sale, as it determined it would no longer control such investments following mandatory conversion of non-voting preferred shares held by Brookfield Wealth Solutions Ltd. (“BWS”). See Note 31, Related Parties for further information on the preferred shares and the reclassification of BSREP IV investments to assets and liabilities to held for sale. As part of this reclassification, $33,765 million and $22,840 million were reclassified to assets held for sale and liabilities associated with assets held for sale, respectively.

In the fourth quarter of 2024, the partnership sold one retail asset in the U.S., eight manufactured housing communities in the U.S. and nine logistics assets in the U.S. for net proceeds of $224 million.

At December 31, 2024, assets held for sale included three office properties in the U.S., one office property in Australia, four shopping malls in the U.S., two hotels in the U.S., a logistics portfolio in the U.S., a logistics center in Japan, six logistics properties in Europe, and two manufactured housing communities in the U.S. The partnership intends to sell its interests in these assets to third parties within the next 12 months.

NOTE 13. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Dec. 31, 2024		Dec. 31, 2023
(US$ Millions)	Weighted- average rate	Debt balance	Weighted- average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	6.38%	$2,133	7.36%	$3,251
Brookfield Property Partners’ corporate bonds	4.79%	1,321	4.67%	1,887
BPYU term debt	6.96%	1,147	7.96%	1,366
Brookfield Properties Retail Holding LLC senior secured notes	5.20%	1,493	5.20%	1,695
Brookfield Properties Retail Holding LLC corporate facility	7.19%	397	8.21%	508
Brookfield Properties Retail Holding LLC junior subordinated notes	6.29%	198	7.07%	198
Subsidiary borrowings	5.36%	332	6.85%	47

Secured debt obligations:
Funds subscription credit facilities(1)	6.46%	3,498	7.38%	3,638
Fixed rate	5.11%	15,396	4.40%	28,417
Variable rate	7.32%	25,809	8.05%	28,049
Deferred financing costs		(225)		(344)
Total debt obligations		$51,499		$68,712

Current		$14,719		$15,319
Non-current		35,964		53,393
Debt associated with assets held for sale		816		—
Total debt obligations		$51,499		$68,712
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2025 to 2026, however, excluding debt obligations on assets in receivership, the partnership has suspended contractual payment on approximately 5% of its non-recourse mortgages included as fixed and variable rate secured debt obligations in the table above. The partnership is currently engaging respective creditors for certain assets with these negotiations. The partnership has, in certain instances, transferred properties securing these loans to the lenders. It is possible that certain additional properties securing these loans could be transferred to the lenders if the partnership is unsuccessful in ongoing negotiations with creditors.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Dec. 31, 2024			Dec. 31, 2023
(US$ Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. Dollars	$35,414		$35,414	$43,788		$43,788
Euros	1,515		€1,463	7,409		€6,711
British Pounds	6,157		£4,919	6,240		£4,902
Canadian Dollars	3,157	C$	4,541	3,967	C$	5,257
Indian Rupees	1,805	Rs	154,296	2,226	Rs	185,506
South Korean Won	1,675	₩	2,477,858	1,756	₩	2,280,000
Brazilian Reais	500	R$	3,097	1,731	R$	8,380
Australian Dollars	1,206	A$	1,948	1,310	A$	1,923
United Arab Emirates Dirham	95	AED	348	—	AED	—
Other currencies	200			629
Deferred financing costs	(225)			(344)
Total debt obligations	$51,499			$68,712

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

(US$ Millions)	Year ended Dec. 31, 2024	Year ended Dec. 31, 2023
Balance, beginning of period	$68,712	$58,562
Debt obligation issuance, net of repayments	3,675	(1,304)
Non-cash changes in debt obligations:
Debt from asset acquisitions	738	444
Assumed by purchaser	(1,245)	(372)
Amortization of deferred financing costs and (premium) discount	127	220
Foreign currency translation	(1,001)	652
Acquisition of Foreign Investments(1)	—	10,674
Deconsolidation of BSREP IV debt obligations(1)	(19,487)	—
Other	(20)	(164)
Balance, end of period	$51,499	$68,712
(1)See Note 31, Related Parties for further information on the Acquisition of Foreign Investments and Deconsolidation of BSREP IV investments.

At December 31, 2024, the partnership had $20.0 billion (December 31, 2023 - $26.6 billion) of debt obligations which were classified as non-current but are subject to covenants which are required to be complied with during the twelve months following the reporting date. Examples of these covenants include: (i) meeting maximum loan-to-value ratios, (ii) meeting minimum debt yield ratios, (iii) meeting minimum debt-service coverage ratios and (iv) having hedges in place through interest rate caps or interest rate swaps entered into at a minimum strike price. There is no indication that the partnership will encounter material difficulties in complying with these covenants at the next test dates.

NOTE 14. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of December 31, 2024 and 2023:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2024	Dec. 31, 2023
Operating Partnership Class A Preferred Equity Units:
Series 2	—	6.50%	$—	$587
Series 3	24,000,000	6.75%	576	564
New LP Preferred Units(1)	19,000,749	6.25%	466	474
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	568,066	5.25%	14	16
Series 2	253,017	5.75%	4	7
Series 3	333,730	5.00%	6	8
Series 4	272,261	5.20%	5	7
Rouse Series A Preferred Shares	5,600,000	5.00%	158	145
Subsidiary Preferred Shares and Capital - Alstria Office Prime Portfolio GmbH & Co. KG	n/a	n/a (2)	—	109
Brookfield India Real Estate Trust (“India REIT”)	414,972,231	n/a (3)	1,392	729
BSREP V Iron REIT L.P. Preferred Shares	n/a	5.00%	69	—
Capital Securities – Fund Subsidiaries			139	189
Total capital securities			$2,829	$2,835

Current			$158	$795
Non-current			2,671	2,040
Total capital securities			$2,829	$2,835
(1)New LP Preferred Units shares outstanding is presented net of intracompany shares held by the Operating Partnership.
(2)See Note 31, Related Parties for further information on the Deconsolidation of BSREP IV investments.
(3)The dividend rate pertaining to India REIT is equal to a minimum of 90% of net distributable cash flows.

The capital securities presented above represent interests in the partnership or its subsidiaries that are in legal form equity and are accounted for as liabilities in accordance with IAS 32 - Financial Instruments due to the redemption features of these instruments.

The Class A Preferred Units were issued on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. The Class A Preferred Units were originally exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $25.70 per unit. On December 30, 2021, Brookfield acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for REUs. The Class A Preferred Units, Series 1 were subsequently cancelled. On December 31, 2024, Brookfield acquired the ten-year tranche of Class A Preferred Units, Series 2 units, from the holder of these units and subsequently exchanged such units for LP Units and REUs. The Class A Preferred Units, Series 2 were subsequently cancelled.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year.

Capital securities includes $466 million at December 31, 2024 (December 31, 2023 - $474 million) of preferred equity interests which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

Capital securities also includes $158 million at December 31, 2024 (December 31, 2023 - $145 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $1,392 million at December 31, 2024 (December 31, 2023 - $729 million) of preferred equity interests held by third party investors in the India REIT, which have been classified as a liability, rather than as a non-controlling interest, due to the fact India REIT has a contractual obligation to make distributions to unitholders every six months at an amount no less than 90% of net distributable cash flows.

Capital Securities - Fund Subsidiaries of $139 million (December 31, 2023 - $189 million) is comprised of co-investors interests in funds that can be redeemed for cash at specified dates at the co-investors election.

Reconciliation of cash flows from financing activities relating to capital securities is shown in the table below:

(US$ Millions)	Year ended Dec. 31, 2024	Year ended Dec. 31, 2023
Balance, beginning of period	$2,835	$2,833
Capital securities issued	366	277
Capital securities redeemed	(14)	(16)
Non-cash changes in capital securities:
Class A Preferred Units, Series 2 redemption(1)	(600)	—
Acquisition of Foreign Investments(2)	—	130
Fair value changes	361	(386)
Foreign currency translations	(21)	(3)
Deconsolidation of BSREP IV and other(2)	(98)	—
Balance, end of period	$2,829	$2,835
(1)On December 31, 2024, Brookfield acquired the ten-year tranche of Class A Preferred Units, Series 2 units from the holder. The Class A Preferred Units, Series 2 were subsequently cancelled.
(2)See Note 31, Related Parties for further information on the Acquisition of Foreign Investments and Deconsolidation of BSREP IV investments.

Capital securities includes $15 million (December 31, 2023 - $22 million) repayable in Canadian Dollars of C$21 million (December 31, 2023 - C$28 million).

NOTE 15. INCOME TAXES
The partnership is a flow-through entity for tax purposes. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of net deferred tax liability are presented as follows:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Deferred income tax assets:
Non-capital losses (Canada)	$172	$174
Capital losses (Canada)	—	—
Net operating losses (United States)	760	672
Non-capital losses (foreign)	90	114
Tax credit carryforwards	33	35
Capital losses (United States)	336	685
Other	13	65
	1,404	1,745
Deferred income tax (liabilities):
Properties	(3,899)	(5,202)
	(3,899)	(5,202)
Net deferred tax (liability)	$(2,495)	$(3,457)

The changes in deferred tax balances are presented as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2023	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2024
Deferred tax assets	$1,745	$(260)	$—	$—	$(10)	$(71)	$1,404
Deferred tax (liabilities)	(5,202)	164	—	—	135	1,004	(3,899)
Net deferred tax (liability)	$(3,457)	$(96)	$—	$—	$125	$933	$(2,495)

		Recognized in
(US$ Millions)	Dec. 31, 2022	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2023
Deferred tax assets	$1,691	$8	$7	$—	$33	$6	$1,745
Deferred tax (liabilities)	(4,755)	546	1	3	(80)	(917)	(5,202)
Net deferred tax (liability)	$(3,064)	$554	$8	$3	$(47)	$(911)	$(3,457)

During 2024, the partnership and its subsidiaries have deconsolidated its interest in its BSREP IV investment resulting in a derecognition of net deferred tax liabilities of approximately $890 million reflected in other balance sheet activity above. During 2023, the partnership and its subsidiaries acquired an interest in the foreign investments owned by BSREP IV resulting in a recognition of net deferred tax liabilities of approximately $880 million reflected in other balance sheet activity above.

The Holding Entities and their Canadian subsidiaries have deferred tax assets of $172 million (December 31, 2023 - $174 million) related to non-capital losses that will begin to expire in 2032, and nil (December 31, 2023 - nil) related to capital losses that have no expiry. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $760 million (December 31, 2023 - $672 million) related to net operating losses that will begin to expire in 2026. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $336 million (December 31, 2023 - $685 million) related to capital losses which will begin to expire in 2025. The holding entities and their foreign subsidiaries, mainly in India, South Korea and the United Kingdom, have deferred tax assets of $90 million (December 31, 2023 - $114 million) related to non-capital losses which will begin to expire in 2025.

The gross deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized are as follows:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Unused tax losses - gross
Net operating losses (United States)	$—	$24
Capital losses (foreign)	4	25
Net operating losses (foreign)	355	548
Other unrecognized tax attributes	37	37
Unrecognized deductible temporary differences, unused tax losses, and unused tax credits	$396	$634

The Holding Entities, their U.S. subsidiaries, and foreign subsidiaries have gross deductible temporary differences, unused tax losses, and unused tax credits which have not been recognized of $396 million (December 31, 2023 - $634 million) related mostly to net operating losses and capital losses. Approximately $43 million of the foreign net operating losses will expire by 2028. The remaining foreign net operating losses have no expiry.

The aggregate amount of gross temporary differences associated with investments and interests in joint arrangements in subsidiaries for which deferred tax liabilities have not been recognized as of December 31, 2024 is approximately $346 million (December 31, 2023 - $599 million).

The major components of income tax expense include the following:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Current income tax expense	$193	$135	$163
Deferred income tax expense (benefit)	96	(554)	118
Income tax expense	$289	$(419)	$281

The increase in income tax expense for the year ended December 31, 2024 compared to the prior year is primarily due to an increase in pre-tax income, restructuring of certain subsidiaries, and tax expense uncorrelated with accounting income. The partnership has applied the temporary mandatory relief from recognizing and disclosing information about deferred taxes related to the global minimum top-up tax. The global minimum top-up tax did not have a significant impact on the current tax expense of the partnership.

Years ended Dec. 31,	2024	2023	2022
Statutory income tax rate	26%	26%	26%
Increase (decrease) in rate resulting from:
International operations subject to different tax rates	(22)%	(12)%	(7)%
Non-controlling interests in income of flow-through entities	(12)%	(9)%	(2)%
Change in tax rates applicable to temporary differences in other jurisdictions	—	14%	4%
Tax expense uncorrelated with accounting income	(8)%	—	—
Other	(1)%	(1)%	1%
Effective income tax rate	(17)%	18%	22%

As the partnership is not subject to tax, the analyses used the applicable Canadian blended Federal and Provincial tax rate as the statutory income tax rate.

NOTE 16. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Accounts payable and accrued liabilities	$601	$694
Lease liabilities(1)	784	1,243
Derivative liabilities	115	185
Provisions	6	12
Deferred revenue	20	26
Loans and notes payable	16	28
Total other non-current liabilities	$1,542	$2,188
(1)For the year ended December 31, 2024, interest expense relating to total lease liabilities (see Note 17, Accounts Payable And Other Liabilities for the current portion) was $84 million (2023 - $84 million).

NOTE 17. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Accounts payable and accrued liabilities	$2,360	$3,216
Loans and notes payable	2,765	963
Derivative liabilities	356	977
Deferred revenue	367	473
Lease liabilities(1)	37	46
Other liabilities	10	66
Total accounts payable and other liabilities	$5,895	$5,741
(1)See Note 16, Other Non-Current Liabilities for further information on the interest expense related to these liabilities.

NOTE 18. EQUITY

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

General Partnership Units
There were 138,875 GP Units outstanding at December 31, 2024, 2023 and 2022.

Limited Partnership Units
There were 351,213,678 LP Units outstanding as of December 31, 2024 and 321,046,797 outstanding at December 31, 2023 and 298,985,982 at December 31, 2022.

b)Units of the Operating Partnership held by Brookfield Corporation

Redeemable/Exchangeable Partnership Units
There were 621,406,758 Redeemable/Exchangeable Partnership Units outstanding at December 31, 2024 and 567,854,792 outstanding at December 31, 2023 and 529,473,303 at December 31, 2022.

There were 6,147,901 Special LP Units outstanding at December 31, 2024 and 5,797,155 outstanding at December 31, 2023 and 4,759,997 at December 31, 2022.

c)FV LTIP Units
The partnership issued FV LTIP units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants in 2019. Each outstanding FV LTIP Unit vests over a period of five years and is redeemable for LP Units or a cash payment subject to a conversion adjustment. There were 522,649, 772,537 and 1,571,709 FV LTIP Units outstanding at December 31, 2024, 2023 and 2022, respectively.

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

During the year ended December 31, 2020, the partnership issued 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. In total $288 million of gross proceeds were raised and $9 million in underwriting and issuance costs were incurred. At December 31, 2024, Preferred Equity Units had a total carrying value of $699 million (December 31, 2023 - $699 million).

e)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2024	2023	2022
Limited partners	$452	$440	$419
Holders of:
Redeemable/exchangeable partnership units	799	781	741
Special LP Units	8	8	7
FV LTIP of the Operating Partnership	1	2	2
Total distributions	$1,260	$1,231	$1,169
Per unit(1)	$1.34	$1.40	$1.40
(1)Per unit outstanding on the record date for each.

NOTE 19. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$13,795	$14,447
FV LTIP units of the Operating Partnership(1)	12	21
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Corporation(2)	2,809	2,708
Preferred equity of subsidiaries	2,758	4,314
Non-controlling interests in subsidiaries and properties	10,455	18,310
Total interests of others in operating subsidiaries and properties	16,022	25,332
Total non-controlling interests	$29,829	$39,800
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
(2)See Note 31, Related Parties for further information on the Manager Reorganization.

NOTE 20. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Base rent	$4,074	$3,999	$3,153
Straight-line rent	(31)	16	25
Lease termination	31	34	27
Other lease income(1)	711	728	662
Other revenue from tenants(2)	1,176	1,152	982
Total commercial property revenue	$5,961	$5,929	$4,849
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

The partnership leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend. Minimum rental commitments under non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Less than 1 year	$2,857	$3,625
1-5 years	8,496	10,576
More than 5 years	6,808	9,284
Total	$18,161	$23,485

NOTE 21. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

(US$ Millions)	2024	2023	2022
Room, food and beverage	$2,024	$2,250	$1,300
Other leisure activities	219	216	175
Other hospitality revenue	114	128	36
Total hospitality revenue	$2,357	$2,594	$1,511

NOTE 22. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Investment income	$66	$274	$518
Fee revenue	468	436	285
Interest income	148	179	88
Dividend income	77	66	114
Other	34	5	—
Total investment and other revenue	$793	$960	$1,005

NOTE 23. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Property maintenance	$879	$867	$727
Real estate taxes	637	644	548
Employee compensation and benefits	199	195	148
Depreciation and amortization	54	50	29
Lease expense(1)	19	18	11
Other(2)	593	562	389
Total direct commercial property expense	$2,381	$2,336	$1,852
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.
(2)For the twelve months ended December 31, 2024, the partnership recorded a loss allowance of $40 million (loss (recovery) allowance of $17 million in 2023 and $(11) million in 2022) in commercial property operating expenses.

NOTE 24. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Employee compensation and benefits	$510	$576	$230
Cost of food, beverage, and retail goods sold	341	344	245
Depreciation and amortization	364	390	258
Maintenance and utilities	145	161	105
Marketing and advertising	79	89	26
Other	446	530	277
Total direct hospitality expense	$1,885	$2,090	$1,141

NOTE 25. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Employee compensation and benefits	$638	$648	$376
Management fees	299	302	281
Transaction costs	69	80	26
Professional fees	144	169	92
Facilities and technology fees	67	62	43
Other	174	143	112
Total general and administrative expense	$1,391	$1,404	$930

NOTE 26. FAIR VALUE GAINS, NET
The components of fair value (losses) gains, net, are as follows:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Commercial properties(1)	$(883)	$(1,410)	$(1,122)
Commercial developments	377	92	64
Incentive fees(2)	(9)	(22)	(45)
Financial instruments and other(3)	(177)	667	1,123
Total fair value (losses) gains, net	$(692)	$(673)	$20
(1)For the year ended December 31, 2024, includes fair value gains (losses) on right-of-use investment properties of $11 million (2023 - $(26) million, 2022 - $(2) million).
(2)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.
(3)For the year ended December 31, 2024, primarily includes fair value losses on financial assets. The prior year includes fair value gains on the partnership’s investment in a U.S. department store chain.

NOTE 27. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive (loss) income consists of the following:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation (losses) gains in respect of foreign operations	$(632)	$529	$(1,233)
Reclassification of realized foreign currency translation gains to net income on disposition of foreign operations	(134)	7	189
Gains (losses) on hedges of net investments in foreign operations	361	(309)	539
Reclassification of hedges of net investment in foreign operations gains (losses) to net income on disposition of foreign operations	82	(83)	—
	(323)	144	(505)
Cash flow hedges
(Losses) gains on derivatives designated as cash flow hedges, net of income tax expense (benefit) of $1 million (2023 - $(30) million; 2022 - $(9) million)	(140)	48	49
	(140)	48	49
Equity accounted investments
Share of unrealized foreign currency translations (losses) gains in respect of foreign operations	(4)	1	(1)
Share of (losses) gains on derivatives designated as cash flow hedges	(28)	(56)	129
	(32)	(55)	128
Items that will not be reclassified to net income:
Unrealized gains (losses) on securities - FVTOCI, net of income tax (expense) benefit of $(4) million (2023 - nil; 2022 - $(2) million)	8	(18)	(26)
Share of revaluation surplus on equity accounted investments	24	6	113
Net remeasurement (losses) gains on defined benefit plan	—	(2)	1
Revaluation surplus, net of income tax (expense) of $(17) million (2023 –$(68) million; 2022 – $(72) million)	(39)	639	655
	(7)	625	743
Total other comprehensive (loss) income	$(502)	$762	$415

NOTE 28. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
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

At December 31, 2024, the partnership had commitments totaling:
•approximately $17 million for the development of office assets in the U.S.;
•approximately A$142 million ($88 million) for the development of office assets in Australia; and
•approximately £36 million ($45 million) for the development of office assets in the U.K.

During 2013, Brookfield Corporation announced the final close on the $4.4 billion BSREP I fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of December 31, 2024, there remained approximately $129 million of uncontributed capital commitments.

In April 2016, Brookfield Corporation announced the final close on the $9.0 billion BSREP II fund to which the partnership had committed $2.3 billion as lead investor. As of December 31, 2024, there remained approximately $514 million of uncontributed capital commitments.

In November 2017, Brookfield Corporation announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund to which the partnership had committed $400 million as lead investor. As of December 31, 2024, there remained approximately $129 million of uncontributed capital commitments.

In September 2018, Brookfield Corporation announced the final close of the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of December 31, 2024, there remained approximately $40 million of uncontributed capital commitments.

In January 2019, Brookfield Corporation announced the final close on the $15.0 billion BSREP III fund to which the partnership has committed $1.0 billion. As of December 31, 2024, there remained approximately $254 million of uncontributed capital commitments.

In December 2022, Brookfield Corporation announced the final close on the $15.3 billion BSREP IV fund to which the partnership has committed $3.5 billion. As of December 31, 2024, there remained approximately $1.3 billion of uncontributed capital commitments. Refer to Note 31, Related Parties for further information.

In October of 2020, Brookfield Corporation announced the final close on the €619 million ($641 million) Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($104 million). As of December 31, 2024, all capital commitments have been contributed.

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

The partnership operates in jurisdictions with differing tax laws and tax rates. Certain jurisdictions in which the partnership operates have enacted legislation where the impact cannot be readily determined without further clarification and guidance from the relevant tax authorities. Given the uncertainty surrounding such circumstances, the partnership has concluded that the impact of such legislation cannot be reasonably estimated at this time.

NOTE 29. LIQUIDITY AND CAPITAL MANAGEMENT
The capital of the partnership’s business consists of debt obligations, capital securities, preferred stock and equity. The partnership’s objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support its operations and reducing its weighted average cost of capital to improve its return on equity. As at December 31, 2024, capital totaled $92 billion (December 31, 2023 - $120 billion). The decrease in capital compared to the prior year is driven by the Deconsolidation of BSREP IV which resulted in a decrease of $28 billion. Refer to Note 31, Related Parties of our 2024 annual Financial Statements for further information. Capital also decreased by $2.8 billion from paydowns of corporate debt and bonds of $2.2 billion and the redemption of $600 million of Class A Preferred Units, Series 2 capital securities as of December 31, 2024.

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

In addition, the partnership may, from time to time, issue equity instruments, including, but not limited to, LP Units, preferred equity and Redeemable/Exchangeable Partnership Units, in certain circumstances to provide financing for significant transactions.

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2024. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership. The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2025 to 2026, however, excluding debt obligations on assets in receivership, the partnership has suspended contractual payment on approximately 5% of its non-recourse mortgages. The partnership is currently engaging respective creditors for certain assets with these negotiations. The partnership has, in certain instances, transferred properties securing these loans to the lenders. It is possible that certain additional properties securing these loans could be transferred to the lenders if the partnership is unsuccessful in ongoing negotiations with creditors.

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

The table below presents the partnership’s contractual obligations as of December 31, 2024:

(US$ Millions)		Payments due by period
Dec. 31, 2024	Total	< 1 Year	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations(1)	$50,908	$22,394	$8,804	$5,592	$2,127	$8,674	$3,317
Capital securities	2,829	158	734	—	69	2	1,866
Lease obligation	3,229	49	45	44	45	45	3,001
Commitments(2)	142	124	18	—	—	—	—

Interest expense(3):
Debt obligations	7,121	2,475	1,527	1,097	822	503	697
Capital securities	2,602	176	190	141	148	154	1,793
Interest rate swaps	4	(2)	1	4	1	—	—
(1)Debt obligations gross of deferred financing costs of $225 million.
(2)Primarily consists of construction commitments on commercial developments.
(3)Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

NOTE 30. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee, South Korean Won and Japanese Yen denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
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

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2024 and 2023:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2024	Interest rate caps of US$ SOFR debt	$4,859	1.0% - 6.0%	Jan. 2025 - Jan. 2027	$19
	Interest rate swaps of US$ SOFR debt	4,016	3.7% - 5.2%	Feb. 2025 - Aug. 2026	13
	Interest rate caps of £ SONIA debt	1,438	1.0% - 5.0%	Mar. 2025 - Jul. 2025	8
	Interest rate swaps of £ SONIA debt	832	4.7% - 4.8%	Jan. 2025 - Apr. 2026	(1)
	Interest rate caps of € EURIBOR debt	97	4.0%	Oct. 2025	—
	Interest rate swaps of AUD BBSW/BBSY debt	718	3.0% - 4.5%	Mar. 2025 - Dec. 2027	(1)
	Other interest rate derivatives	274	4.5%	Aug. 2025	—
Dec. 31, 2023	Interest rate caps of US$ SOFR debt	$8,530	1.0% - 6.0%	Jan. 2024 - Mar. 2025	$70
	Interest rate swaps of US$ SOFR debt	7,729	3.3% - 5.2%	Aug. 2024 - Mar. 2027	41
	Interest rate caps of £ SONIA debt	1,750	1.0% - 7.0%	Apr. 2024 - Apr. 2025	40
	Interest rate swaps of £ SONIA debt	915	2.7% - 4.3%	Jan. 2024 - Oct. 2028	11
	Interest rate caps of € EURIBOR debt	3,190	0.3% - 5.0%	Mar. 2024 - Apr. 2030	51
	Interest rate caps of € ESTR debt	390	1.9%	Jan. 2024 - Oct. 2024	4
	Interest rate swaps of € EURIBOR debt	1,267	0.5% - 4.0%	Sep. 2025 - Apr. 2030	6
	Interest rate swaps of AUD BBSW/BBSY debt	724	3.9% - 4.5%	Sep. 2024 - Nov. 2028	(3)
	Other interest rate derivatives	312	4.5% - 9.8%	Aug. 2025 - Dec. 2027	—

For the year ended December 31, 2024, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (December 31, 2023 - nil).

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2024 and 2023:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2024	Net investment hedges	€	$680	€0.87/$ - €0.97/$	Feb. 2025 - Sep. 2028	$14
	Net investment hedges		£2,120	£0.75/$ - £0.93/$	Jan. 2025 - Sep. 2027	(141)
	Net investment hedges	A$	261	A$1.47/$ - A$1.62/$	Mar. 2025 - Dec. 2027	10
	Net investment hedges	C¥	—	C¥6.59/$ - C¥6.77/$	Mar. 2025 - Mar. 2025	(2)
	Net investment hedges	R$	2,176	R$5.14/$ - R$7.94/$	Jan. 2025 - Nov. 2027	7
	Net investment hedges	₩	683,800	₩1,214.55/$ - ₩1,430.00/$	Jan. 2025 - Nov. 2027	46
	Net investment hedges	Rs	59,488	Rs84.89/$ - Rs91.84/$	Feb. 2025 - Nov. 2027	(3)
	Net investment hedges		£294	£0.83/€ - £0.87/€	Jan. 2025 - Jul. 2025	15
	Net investment hedges	C$	318	C$1.34/$ - C$1.42/$	Jan. 2025 - Mar. 2027	—
	Net investment hedges	AED	41	AED3.67/€	May 2025	—
	Net investment hedges	CNH	2,797	CNH6.49/$ - CNH7.24/$	Jan. 2025 - Feb. 2027	20
	Net investment hedges		¥18,866	¥137.02/$ - ¥137.40/$	Jun. 2027 - Dec. 2027	5
	Cross currency swaps of C$ LIBOR debt	C$	1,900	C$1.25/$ - C$1.34/$	Aug. 2025 - Feb. 2028	(106)
Dec. 31, 2023	Net investment hedges	€	$3,026	€0.89/$ - €0.98/$	Feb. 2024 - Dec. 2026	$(293)
	Net investment hedges		£1,758	£0.77/$ - £0.93/$	Jan. 2024 - Dec. 2026	(334)
	Net investment hedges	A$	230	A$1.48/$ - A$1.51/$	Feb. 2024 - Nov. 2025	(9)
	Net investment hedges	C¥	—	C¥6.59/$ - C¥6.77/$	Mar. 2025 - Mar. 2025	(2)
	Net investment hedges	R$	9,351	R$4.92/$ - R$7.37/$	Jan. 2024 - Oct. 2026	(173)
	Net investment hedges	₩	820,473	₩1,214.55/$ - ₩1,410.00/$	Jun. 2024 - Jan. 2025	(19)
	Net investment hedges	Rs	69,151	Rs81.82/$ - Rs89.84/$	Jan. 2024 - May. 2026	(19)
	Net investment hedges	HKD	709	HKD7.75/$ - HKD7.84/$	Mar. 2024 - Apr. 2026	—
	Net investment hedges		£375	£0.86/€	Jul. 2024	(4)
	Net investment hedges	C$	18	C$1.28/$ - C$1.34/$	Oct. 2024 - Jan. 2025	—
	Net investment hedges	CNH	4,022	CNH6.54/$ - CNH7.02/$	Jun. 2024 - Oct. 2026	1
	Net investment hedges	SEK	1,953	SEK10.03/€ - SEK11.01/€	Sep. 2024 - Nov. 2026	(10)
	Cross currency swaps of C$ LIBOR debt	C$	2,500	C$1.25/$ - C$1.34/$	Mar. 2024 - Feb. 2028	(16)

For the years ended December 31, 2024 and 2023, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide detail of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of December 31, 2024 and 2023:

(US$ millions)	Derivative type	Notional(1)	Rates	Maturity dates	Fair value
Dec. 31, 2024	Interest rate caps	$10,007	1.0% - 5.7%	Jan. 2025 - Jan. 2028	$(9)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(18)
	Interest rate swaps of US$ debt	63	3.3% - 4.1%	Apr. 2025 - Mar. 2028	—
Dec. 31, 2023	Interest rate caps	$20,706	1.0% - 9.9%	Jan. 2024 - Aug. 2026	$(32)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(21)
	Interest rate swaps of US$ debt	1,597	3.3% - 4.1%	Mar. 2025 - Mar. 2028	19
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

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the consolidated financial statements:

		Dec. 31, 2024		Dec. 31, 2023
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	924	924	1,792	1,792
Other non-current assets
Securities - FVTPL	FVTPL	3,416	3,416	3,240	3,240
Derivative assets	FVTOCI/FVTPL	100	100	192	192
Accounts receivable	Amortized cost	9	9	43	43
Securities - FVTOCI	FVTOCI	27	27	61	61
Other marketable securities	Amortized cost	28	28	28	28
Restricted cash	Amortized cost	378	378	581	581
Current assets
Loans in foreclosure(1)	FVTPL	—	—	622	622
Securities - FVTOCI	FVTOCI	11	11	25	25
Derivative assets	FVTOCI/FVTPL	265	265	299	299
Accounts receivable(2)	Amortized cost	788	788	1,355	1,355
Restricted cash	Amortized cost	350	350	326	326
Cash and cash equivalents(3)	Amortized cost	2,253	2,253	2,341	2,341
Total financial assets		$8,549	$8,549	$10,905	$10,905
Financial liabilities
Debt obligations(4)	Amortized cost	51,499	51,429	68,712	68,291
Capital securities	Amortized cost	2,690	2,690	2,646	2,646
Capital securities - fund subsidiaries	FVTPL	139	139	189	189
Other non-current liabilities
Loan payable	FVTPL	16	16	28	28
Accounts payable	Amortized cost	601	601	694	694
Derivative liabilities	FVTOCI/FVTPL	115	115	185	185
Accounts payable and other liabilities
Accounts payable and other(5)	Amortized cost	2,442	2,442	3,216	3,216
Loans and notes payable	Amortized cost	2,765	2,765	963	963
Derivative liabilities	FVTOCI/FVTPL	356	356	977	977
Total financial liabilities		$60,623	$60,553	$77,610	$77,189
(1)The prior year includes loans secured by a portfolio of 75 multifamily assets in San Francisco in foreclosure. As of December 31, 2024, these assets were acquired out of foreclosure and are subsequently being reported in investment properties on the consolidated balance sheet.
(2)Includes other receivables associated with assets classified as held for sale on the consolidated balance sheets in the amounts of $58 million and $49 million as of December 31, 2024 and December 31, 2023, respectively.
(3)Includes cash and cash equivalents associated with assets classified as held for sale on the consolidated balance sheets in the amount of $45 million and nil as of December 31, 2024 and December 31, 2023, respectively.
(4)Includes debt obligations associated with assets classified as held for sale on the consolidated balance sheets in the amount of $816 million and nil as of December 31, 2024 and December 31, 2023, respectively.
(5)Includes accounts payable and other liabilities associated with assets classified as held for sale on the consolidated balance sheets in the amount of $82 million and $57 million as of December 31, 2024 and December 31, 2023, respectively.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2024				Dec. 31, 2023
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities designated as FVTPL	$42	$904	$2,470	$3,416	$36	$904	$2,923	$3,863
Securities designated as FVTOCI	—	—	38	38	24	—	62	86
Derivative assets	—	365	—	365	3	486	2	491
Total financial assets	$42	$1,269	$2,508	$3,819	$63	$1,390	$2,987	$4,440

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$139	$139	$—	$—	$189	$189
Derivative liabilities	—	471	—	471	—	1,162	—	1,162
Loan payable	—	16	—	16	—	28	—	28
Total financial liabilities	$—	$487	$139	$626	$—	$1,190	$189	$1,379

The following table presents the valuation techniques and inputs of the partnership’s Level 2 assets and liabilities:

Type of asset/liability	Valuation technique
Foreign currency forward contracts	Discounted cash flow model - forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at a credit adjusted rate
Interest rate contracts	Discounted cash flow model - forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

The table below presents the valuation techniques and inputs of Level 3 assets:

Type of asset/liability	Valuation techniques	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Securities - FVTPL/FVTOCI	Net asset valuation	(a) Forward exchange rates (from observable forward exchange rates at the end of the reporting period) (b) Discount rate	(a) Increases (decreases) in the forward exchange rate would increase (decrease) fair value (b) Decreases (increases) in the discount rate would increase (decrease) fair value

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of December 31, 2024 and 2023:

	Dec. 31, 2024		Dec. 31, 2023
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	2,987	189	2,250	577
Additions	288	1	303	—
Dispositions	(100)	—	(29)	—
Fair value (losses) gains, net and OCI	(159)	(61)	454	(408)
Acquisition/(Deconsolidation) of BSREP IV Investments(1)	(52)	—	22	—
Other	(456)	10	(13)	20
Balance, end of year	2,508	139	2,987	189
(1)See Note 31, Related Parties for further information on the Acquisition of Foreign Investments and Deconsolidation of BSREP IV investments.

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

The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the partnership’s variable rate liabilities and fixed rate debt maturing within one year:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Variable rate property debt	$294	$336
Fixed rate property debt due within one year	72	97
Total	$366	$433

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

The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	Dec. 31, 2024
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	(1,380)	$96	—
Australian Dollar	A$	1,469	(91)	—
British Pound		£3,469	(434)	—
Euro		€1,162	(120)	—
Brazilian Real	R$	2,501	(40)	—
Indian Rupee	Rs	35,090	(41)	—
Hong Kong Dollar	HK$	93	(1)	—
Chinese Yuan	C¥	2,141	(29)	—
South Korean Won	₩	394,525	(27)	—
United Arab Emirates Dirham	AED	820	(22)	—
Swedish Krona	SEK	301	(3)	—
Japanese Yen		¥16,014	(10)	—
Total			$(722)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2023
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	(561)	$42	—
Australian Dollar	A$	1,754	(119)	—
British Pound		£3,269	(416)	—
Euro		€1,197	(132)	—
Brazilian Real	R$	3,435	(71)	—
Indian Rupee	Rs	28,517	(34)	—
Hong Kong Dollar	HK$	118	(2)	—
Chinese Yuan	C¥	2,206	(31)	—
Korean Won	₩	409,728	(32)	—
United Arab Emirates Dirham	AED	1,477	(40)	—
Swedish Krona	SEK	308	(3)	—
Total			$(838)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2022
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	142	$(11)	$—
Australian Dollar	A$	1,560	(106)	—
British Pound		£4,059	(490)	—
Euro		€690	(74)	—
Brazilian Real	R$	3,129	(60)	—
Indian Rupee	Rs	33,212	(40)	—
Chinese Yuan	C¥	2,554	(37)	—
Korean Won	₩	417,865	(33)	—
United Arab Emirates Dirham	AED	1,287	(35)	—
Total			$(886)	$—
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

NOTE 31. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is the BPY General Partner. The ultimate parent of the partnership is Brookfield Corporation. Other related parties include the Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management ULC. Pursuant to a Master Services Agreement, the partnership pays a management fee (“base management fee”), to the service providers. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for the partnership’s Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of CanHoldco and (b) any fees payable by the partnership in connection with the partnership’s commitment to private real estate funds of any Service Providers but for the election by the partnership for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable). For the year ended December 31, 2024, the partnership paid a base management fee of $178 million (2023 - $195 million; 2022 - $223 million).

On December 31, 2024, Brookfield acquired the Series 2 units of Class A Preferred Units, from the holder of these units and subsequently exchanged such units with the partnership for LP and REUs Units. The Series 2 units of Class A Preferred Units were subsequently cancelled.

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	$(11)	$(112)
Loans and notes receivable(1)	649	986
Debt obligations, payables and other liabilities(2)	(2,846)	(1,253)
Corporate borrowings	(1,076)	(1,076)
Property-specific obligations	(541)	(1,473)
Preferred shares held by Brookfield Corporation	(2,809)	(2,708)
Brookfield Corporation interest in CanHoldco	(1,277)	(1,415)
Preferred shares held by BWS (3)(4)	—	(1,600)
(1)Includes loans and notes receivable with other affiliates as of December 31, 2024 of $146 million (2023 - $112 million).
(2)Includes other payables and liabilities with other affiliates as of December 31, 2024 of $464 million (2023 - $901 million).
(3)Brookfield Reinsurance Ltd. (”BNRE”) has been renamed to Brookfield Wealth Solutions Ltd. (“BWS”) as of September 2024.
(4)In October 2024, BWS exercised its right to convert Preferred Shares to common shares. As a result, the partnership's approximate 8% indirect LP interest in the BSREP IV investments is accounted for as a financial asset held through an equity-accounted joint venture with BWS.

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
Transactions with related parties:
Commercial property revenue(1)	$53	$57	$53
Management fee income	227	163	92
Expenses from equity accounted investments	64	8	22
Interest expense on debt obligations	209	116	20
Capital calls, net funded by BWS(5)	—	69	—
General and administrative expense(2)	333	345	327
Construction costs(3)	76	66	68
Return of capital distributions on Brookfield Corporation’s interest in CanHoldco	—	—	118
Distributions on Brookfield Corporation’s interest in CanHoldco	21	49	113
Incentive Fees(4)	9	22	45
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
(5)BWS, which is accounted for under the equity method by the Corporation, has an additional commitment in BSREP IV, which was previously consolidated by the partnership in the comparative period.

As of December 31, 2024, the partnership paid compensation expense to a subsidiary of Brookfield Asset Management Ltd. of $18 million.

In August 2023, the partnership issued mandatory convertible non-voting preferred shares for proceeds of $1.6 billion that were ultimately held by a wholly-owned subsidiary of BWS (the “BWS Preferred Shares”). The BWS Preferred Shares provided that, upon conversion, a BWS subsidiary would obtain a common equity interest in the entities through which the partnership holds its LP interest in BSREP IV investments (the “BSREP IV holding entities”). On issuance of the BWS Preferred Shares, there was no change in the partnership’s contractual rights and exposure to variable returns over the BSREP IV holding entities and the partnership continued to consolidate the BSREP IV investments. In the third quarter of 2024, the partnership reclassified its interest in the BSREP IV investments to assets held for sale (“Reclassification of BSREP IV to asset and liabilities held for sale”). On October 4, 2024, BWS completed its acquisition of the partnership’s interest in BSREP IV which resulted in deconsolidation of the BSREP IV investments by the partnership as control was lost. Following the conversion, the partnership holds an approximate 8% indirect LP interest in the BSREP IV investments that is accounted for as a financial asset held through an equity-accounted joint venture with BWS.

During the years ended December 31, 2024 and December 31, 2023, the partnership sold partial interests in several assets to BWS in order to support the continued scaling of BWS, generating net proceeds of approximately $1.8 billion and $695 million, respectively. The sales were carried out at arm’s length on market terms at existing valuations and resulted in no gain or loss at the time of transaction.

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

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through Brookfield Asset Management Ltd. (“Manager”), by way of a plan of arrangement (the “Manager Distribution”). The transaction resulted in the division of Brookfield Asset Management Inc. into two publicly traded companies – the Manager under the stock ticker BAM and Brookfield Corporation under the stock ticker BN. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation whereby the partnership redeemed $1 billion of preferred units issued by a subsidiary of the partnership and acquired certain LP interests in several real estate funds and other investment interests from Brookfield Corporation (“Manager Reorganization”) for net consideration of $2,475 million through the issuance of Class D junior preferred shares, Series 1 and 2 of a subsidiary of the partnership, Brookfield BPY Holdings Inc. (“CanHoldco Class D Junior Preferred Shares”), to Brookfield Corporation. The LP interests and other investment interests acquisitions, including related working capital balances acquired, were accounted for as a business acquisition under common control, as discussed in Note 2, Material Accounting Policies, whereby the partnership records assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity.

NOTE 32. PAYROLL EXPENSE
The partnership has no employees or directors; therefore the partnership does not remunerate key management personnel. Key decision makers of the partnership are all employees of the Manager, who provide management services under the Master Services Agreement.

Throughout the year, the partnership’s general partner incurs director fees, a portion of which are charged to the partnership in accordance with the limited partnership agreement.

NOTE 33. SEGMENT INFORMATION
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

b)Basis of measurement
The CODM measures and evaluates the operating performance of the partnership’s operating segments based on funds from operations (“FFO”). This performance metric does not have standardized meanings prescribed by IFRS Accounting Standards and therefore may differ from similar metrics used by other companies and organizations. Management believes FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance.

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
c) Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the years ended December 31, 2024, 2023, and 2022.

(US$ Millions)	Total revenue			FFO
Years ended Dec. 31,	2024	2023	2022	2024	2023	2022
Office	$1,954	$1,998	$2,210	$(11)	$185	$325
Retail	1,548	1,559	1,557	367	345	626
LP Investments	5,353	5,678	3,593	(57)	(98)	288
Corporate	256	248	5	(843)	(756)	(653)
Total	$9,111	$9,483	$7,365	$(544)	$(324)	$586

The following summary presents the detail of total revenue from the partnership’s operating segments for the years ended December 31, 2024, 2023 and 2022:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2024
Office	$1,287	$454	$27	$186	$1,954
Retail	1,143	271	—	134	1,548
LP Investments	2,356	450	2,330	217	5,353
Corporate	—	—	—	256	256
Total	$4,786	$1,175	$2,357	$793	$9,111

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2023
Office	$1,340	$463	$27	$168	$1,998
Retail	1,152	278	—	129	1,559
LP Investments	2,286	410	2,567	415	5,678
Corporate	—	—	—	248	248
Total	$4,778	$1,151	$2,594	$960	$9,483

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2022
Office	$1,373	$469	$22	$346	$2,210
Retail	1,138	264	—	155	1,557
LP Investments	1,357	248	1,489	499	3,593
Corporate	—	—	—	5	5
Total	$3,868	$981	$1,511	$1,005	$7,365

The following summaries presents certain consolidated income statement items from the partnership’s operating segments for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions)	Direct commercial property expense			Direct hospitality expense
Years ended Dec. 31,	2024	2023	2022	2024	2023	2022
Office	$(827)	$(832)	$(820)	$(22)	$(26)	$(23)
Retail	(440)	(443)	(411)	—	—	—
LP Investments	(1,106)	(1,061)	(621)	(1,861)	(2,064)	(1,118)
Corporate	(8)	—	—	(2)	—	—
Total	$(2,381)	$(2,336)	$(1,852)	$(1,885)	$(2,090)	$(1,141)

(US$ Millions)	Share of net (losses) earnings from equity accounted investments			Interest expense
Years ended Dec. 31,	2024	2023	2022	2024	2023	2022
Office	$(162)	$(434)	$550	$(874)	$(896)	$(723)
Retail	497	269	234	(765)	(810)	(660)
LP Investments	(4)	44	42	(2,690)	(2,722)	(1,000)
Corporate	—	—	—	(435)	(395)	(300)
Total	$331	$(121)	$826	$(4,764)	$(4,823)	$(2,683)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of December 31, 2024 and 2023:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Office	$29,656	$31,942	$14,954	$16,726	$7,805	$8,199
Retail	30,693	30,722	12,266	13,528	9,823	9,501
LP Investments	40,812	67,223	30,183	45,203	1,919	1,735
Corporate	1,430	1,690	6,939	7,533	—	—
Total	$102,591	$131,577	$64,342	$82,990	$19,547	$19,435

The following summary presents a reconciliation of FFO to net income for the years ended December 31, 2024, 2023, and 2022:

(US$ Millions) Years ended Dec. 31,	2024	2023	2022
FFO(1)	$(544)	$(324)	$586
Add (deduct):
Fair value (losses) gains, net	(692)	(673)	20
Share of equity accounted (losses) income - non-FFO	(124)	(765)	120
Depreciation and amortization of real-estate assets	(306)	(320)	(190)
Income tax benefit (expense)	(289)	419	(281)
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	535	430	(387)
Net (loss) income attributable to unitholders(2)	(1,420)	(1,233)	(132)
Non-controlling interests of others in operational subsidiaries and properties	(577)	(616)	1,128
Net (loss) income	$(1,997)	$(1,849)	$996
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

The following summary presents financial information by the partnership’s geographic regions in which it operates:

	Total revenue for the years ended Dec. 31,			Total non-current assets as at Dec. 31,
(US$ Millions)	2024	2023	2022	2024	2023
United States	$5,856	$6,151	$4,740	$65,369	$75,896
Canada	524	509	491	4,050	4,898
Australia	170	198	360	1,981	2,688
Europe	1,734	1,774	1,151	13,357	25,201
Brazil	156	207	102	939	3,143
China	38	41	5	387	1,429
India	394	355	288	4,891	5,100
South Korea	228	248	228	3,001	3,814
United Arab Emirates	11	—	—	409	367
Japan	—	—	—	98	—
Total	$9,111	$9,483	$7,365	$94,482	$122,536

NOTE 34. SUBSEQUENT EVENTS

On January 27, 2025, the Board of Directors declared the following quarterly distribution on the partnership’s:

–LP Units of $0.325 per unit ($1.30 on an annualized basis) payable on March 31, 2025 to unitholders of record at the close of business on February 28, 2025;

–Class A Cumulative Redeemable Perpetual Units, Series 1, $0.40625 per unit ($1.625 on an annualized basis) payable on March 31, 2025 to unitholders of record at the close of business on March 3, 2025;

–Class A Cumulative Redeemable Perpetual Units, Series 2, $0.3984375 per unit ($1.59375 on an annualized basis) payable on March 31, 2025 to unitholders of record at the close of business on March 3, 2025;

–Class A Cumulative Redeemable Perpetual Units, Series 3, $0.359375 per unit ($1.4375 on an annualized basis) payable on March 31, 2025 to unitholders of record at the close of business on March 3, 2025; and

–New LP Preferred Units, $0.390625 per unit ($1.5625 on an annualized basis) payable on March 31, 2025 to unitholders of record at the close of business on March 3, 2025.

On February 11, 2025, the partnership acquired a portfolio of single-family rental homes in the U.S in an opportunistic real estate fund for approximately $924 million.

On March 5, 2025, the partnership sold six logistics assets in Europe in an opportunistic real estate fund for approximately €453 million ($489 million).

On March 18, 2025, the partnership sold a portion of its interest in Brookfield India Real Estate Trust (“India REIT”) for proceeds of $105 million. The sale resulted in a decrease in the partnership's interest in India REIT to approximately 26%. The partnership is currently evaluating the accounting treatment of its retained interest in India REIT.

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION
The table below presents the partnership’s number of commercial properties, the related fair value, debt obligations, weighted average year of acquisition and weighted average year of construction by asset class as of December 31, 2024.

	Dec. 31, 2024
	Number of properties	Fair value(1)	Debt(2)	Weighted average year of acquisition(3)	Weighted average year of construction(3)
(US$ millions, except where noted)

Office	57	$17,950	$11,728	2005	1995
Retail	48	18,907	11,443	2018	1975
Opportunistic Office	99	7,567	5,219	2016	1996
Opportunistic Retail	12	1,140	590	2015	1978
Logistics	44	1,619	897	2024	2011
Multifamily	119	3,631	2,987	2024	1982
Student Housing	15	1,102	768	2024	2013
Manufactured Housing	85	2,296	1,475	2017	1973
Mixed-use	7	2,777	1,758	2016	2010
Secondaries	78	2,285	1,289	2023	1993
Single Family Rental	30	6	—	2024	2001
Total	594	$59,280	$38,154	2014	1988
(1)Excludes right-of-use assets, development properties and land/parking lots with a fair value of $2,798 million.
(2)Excludes debt related to development properties and land in the amount of $808 million, unsecured and corporate facilities of $6,963 million, debt on hospitality assets of $4,983 million and deferred financing costs of $225 million.
(3)Weighted against the fair value of the properties at December 31, 2024.