Form 20-F
period 2025-12-31
Brookfield Property Partners L.P.
filed 2026-02-27
CIK 1545772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, there were outstanding 7,360,000 6.50% Class A Cumulative Redeemable Perpetual Units, Series 1, 10,000,000 6.375% Class A Cumulative Redeemable Perpetual Units, Series 2, 11,500,000 5.750% Class A Cumulative Redeemable Perpetual Units, Series 3, 26,571,651 6.25% Class A Cumulative Redeemable Preferred Units, Series 1 and 410,493,281 Limited Partnership Units.

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

•“AO LTIP Units” are to the AO LTIP Units of the Property Partnership;

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

•“BPYU” or “GGP” are to GGP Retail LLC, formerly known as Brookfield Property REIT Inc, a wholly-owned subsidiary of our company;

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

•“commercial property” or “commercial properties” are to commercial and other real property that generates or has the potential to generate income, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate, but does not include, among other things, residential land development, home building, construction, real estate advisory and other similar operations or services;

•“fully-exchanged basis” assume the exchange of certain issued and outstanding securities that are exchangeable into LP Units, including the exchange of the issued and outstanding Redemption-Exchange Units in accordance with the Redemption-Exchange Mechanism;

•“FV LTIP Units” are to the FV LTIP Units of the Property Partnership;

•“GGP Units” are to the shares of Class A Stock of GGP Inc., formerly known as BPYU Units;

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

Financial Information

The financial information contained in this Form 20-F is presented in U.S. Dollars and, unless otherwise indicated, has been prepared in accordance with IFRS Accounting Standards as issued by the IASB. Amounts in “$” are to U.S. Dollars and amounts in Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥” and “CNH”), South Korean Won (“₩”), United Arab Emirates Dirham (“AED”), Hong Kong Dollar (“HK$”), Swedish Krona (“SEK”), Japanese Yen (“¥”), New Zealand Dollar (“NZ$”), Singapore Dollar (“S$”), Danish Krone (“DKK”) and Czech Koruna (“CZK”) are identified where applicable.

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

•the need to periodically renovate, repair and re-lease space and associated construction delays, labor shortages, supply chain disruptions, cost overruns, permitting delays and contractor performance issues which could defer lease commencements, property sales or other expected revenues;

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

A number of our assets are interest rate sensitive: increases in long-term interest rates will, absent all else, increase our interest expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties we acquire to the extent we utilize leverage for those acquisitions and may result in a reduction in our acquisitions to the extent we reduce the amount we offer to pay for properties, due to the effect of increased interest rates, to a price that sellers may not accept. While interest rates have recently declined in certain jurisdictions, there can be no assurance that further reductions will occur or occur on expected timelines. A period of sharply rising interest rates may cause certain market dislocations that could negatively impact our financial performance, increase the cost of debt financing and thereby negatively impact the ability of our managed assets to obtain attractive financing or refinancing and could increase the cost of such financing if obtained. Interest rate increases would impact the amount of revenue generated by our managed assets and may lead to an increase in the amount of cash required to service our obligations. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

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

•financing arrangements may contain cash management, cash sweep or cash trap provisions that restrict the distribution of excess cash flows from properties to upstream entities if specified performance metrics are not satisfied, including debt service coverage ratios or loan-to-value thresholds;

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

Our partnership has significant liquidity requirements. Adverse market and economic conditions may negatively impact the sources of liquidity necessary or desirable to effectively operate our business. Reduced or restricted liquidity could impact our ability to continue to grow and expand our business, diversify our assets promptly in response to changing economic or investment conditions, fund our capital commitments, deleverage our portfolio and make cash distributions. Our liquidity is substantially dependent on the pace and size of investments and realizations in our LP Investments segment. If market conditions are unfavorable, including as a result of elevated interest rates, reduced transaction activity or constrained capital markets, we may be unable to complete planned asset sales on expected timelines or at anticipated valuations. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions reduce our ability to respond to changes in the performance of our assets and could adversely affect our financial condition and results of operations.

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

Possible terrorist activity and physical security issues could adversely affect our financial condition and results of operations, and our insurance may not cover some losses due to such activities or may not be obtainable at commercially reasonable rates.

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

We are subject to risks that affect the retail environment, including unemployment, weak income growth, inflation, lack of available consumer credit, industry slowdowns and plant closures, low consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. Any of these factors could negatively affect consumer spending and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants. Our retail tenants may also be adversely affected by increases in supply chain costs, shipping and logistics disruptions, inventory shortages or increased input costs. Sustained cost pressures could reduce tenant profitability, impair their ability to meet rental obligations, or result in store closures or restructurings, which could negatively impact our rental revenues and occupancy levels.

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

We are subject to risks associated with artificial intelligence and machine learning technology.

Artificial intelligence, including machine learning and similar tools and technologies that collect, aggregate, analyze or generate data or other materials (collectively, “AI”), and its current and potential future applications including in the private investment and financial industries, as well as the legal and regulatory frameworks within which AI operates, continue to rapidly evolve.

Recent technological advances in AI pose risks to our partnership, our Service Providers and our investments. We could also be exposed to the risks of AI if third-party service providers or any counterparties, whether or not known to us, also use AI in their business activities. We may not be in a position to control the use of AI technology in third-party products or services.

Use of AI could include the input of confidential information in contravention of applicable policies, contractual or other obligations or restrictions, resulting in such confidential information becoming accessible by other third-party AI applications and users. While our service providers do not currently use AI to make investment recommendations, the use of AI could also exacerbate or create new and unpredictable risks to our business, our Service Provider’s businesses and our investments, including by potentially significantly disrupting the markets in which we operate or subjecting us to increased competition and regulation, which could materially and adversely affect our business, financial condition or results of operations. In addition, the use of AI by bad actors could heighten the sophistication and effectiveness of cybersecurity and other security attacks experienced by us and our Service Providers.

Cybersecurity failures and data security incidents could materially adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential, personal or other sensitive information and/or damage to our business relationships or reputation, any of which could negatively impact our business, financial condition and operating results.

Cybersecurity failures or other security incidents have in the past and may in the future result in disrupted operations, misstated or unreliable financial data, fraudulent transfers or requests for transfers of money, fines or penalties, investigations, increased cybersecurity protection and insurance costs, litigation, and damage to our business relationships, and reputation causing our business and results of operations to suffer. We rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks, and in the computer systems and networks of third parties with whom we do business or communicate. Our information technology systems face ongoing cybersecurity threats and attacks, which have in the past and could in the future result in the failure of such infrastructure. Our cybersecurity measures may not be effective against all threats. We may not be able to anticipate all types of security threats or implement preventive measures effective against all such threats. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for extended periods of time. Hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties have in the past and may in the future attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff. In addition, we may experience operational disruptions or information security breaches at third-party vendors, counterparties, service providers or other entities that interact with our systems or that could otherwise affect our business. Such disruptions or breaches have in the past and may in the future result in the unauthorized acquisition, use, disclosure, modification or destruction of our confidential information or that of our clients, investors, portfolio companies, tenants or employees, litigation, regulatory investigations, remediation costs, increased cybersecurity protection costs, reputational damage, loss of business or potential liability. Impacts from any such incidents could have a material adverse impact on our business, financial condition, and results of operations.

Our collection and use of sensitive personal and confidential information subjects us to data privacy, regulatory, litigation, and reputational risks.

The collection, storage and processing of sensitive personal and confidential information relating to tenants, employees, investors, counterparties, and other third parties may result in additional risk of litigation, regulatory action, and reputational damage. The information is subject to increasingly complex and evolving data privacy and protection laws, regulations, and contractual obligations across multiple jurisdictions. The failure to adequately protect such information, comply with applicable data privacy requirements, or respond effectively to a data breach, cybersecurity incident, or unauthorized access could result in regulatory enforcement actions, litigation, financial penalties, remediation costs, operational disruption, and reputational harm.

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

Our company’s primary investment is its managing general partnership interest in the Property Partnership, which owns almost all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold our interests in the operating entities. Our company has no independent means of generating revenue. As a result, we depend on distributions and other payments from the Property Partnership and, indirectly, the Holding Entities and our operating entities to provide us with the funds necessary to pay distributions on our units, the New LP Preferred Units, as well as to meet our financial obligations. The Property Partnership, the Holding Entities and our operating entities are legally distinct from our company and they are generally required to service their debt obligations before making distributions to us, New LP, or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our units, the New LP Preferred Units, fund working capital and satisfy other needs. In addition, the Property Partnership is required to make distributions to its preferred unitholders before making distributions to us. Any other entities through which we may conduct operations in the future will also be legally distinct from our company and may be restricted in their ability to pay dividends and distributions or otherwise make funds available to our company under certain conditions.

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

Based on the expected assets and method of operation of each of BPY and New LP, the BPY General Partner and the New LP General Partner do not expect any Preferred Unitholder or New LP Preferred Unitholder, solely as a result of owning Preferred Units or New LP Preferred units, to be subject to any additional income taxes imposed on a net basis or additional tax return filing requirements in any jurisdiction in which either partnership or its subsidiaries conducts activities or own property. However, the method of operation and current structure of either of BPY or New LP may change, and there can be no assurance that holders of Preferred Units or New LP Preferred Units, solely as a result of owning such partnership interests, will not be subject to certain taxes, including non-U.S. and state and local income taxes, unincorporated business taxes and estate, inheritance, or intangible taxes imposed by the various jurisdictions in which BPY, New LP, or any of their subsidiaries do business or own property now or in the future, even if such holders do not reside in any of these jurisdictions. Consequently, Preferred Unitholders and New LP Preferred Unitholders may also be required to file non-U.S. or state and local income tax returns and pay income taxes in some or all of these jurisdictions and may also be subject to penalties for the failure to comply with these requirements. It is the responsibility of each Preferred Unitholder and New LP Preferred Unitholder to file all non-U.S. and U.S. federal and state and local tax returns that may be required of the holder.

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

Any of the non-resident subsidiaries in which the Property Partnership directly holds an equity interest are expected to be CFAs of the Property Partnership. If any CFA of the Property Partnership or any direct or indirect subsidiary thereof that is itself a CFA of the Property Partnership (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends (or is deemed to end for this purpose), whether or not the Property Partnership actually receives a distribution of that FAPI. BPY will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and Preferred Unitholders will be required to include their proportionate share of such FAPI allocated from BPY in computing their income for Canadian federal income tax purposes. As a result, Preferred Unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of the Property Partnership may be limited in certain specified circumstances. See Item 10.E. “Additional Information – Taxation – Certain Material Canadian Federal Income Tax Considerations."

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

The foreign tax credits for Canadian federal income tax purposes of Preferred Unitholders will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business-income tax” or “non-business-income tax” (each as defined in the Tax Act) paid to the government of a foreign country by BPY, the Property Partnership or New LP, in the case of Preferred Unitholders, or by New LP, in the case of New LP Preferred Unitholders.

Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply in respect of the foreign “business-income tax” or “non-business-income tax” paid to the government of a foreign country by BPY, the Property Partnership or New LP, the allocation to a Preferred Unitholder of foreign “business-income tax” or “non-business-income tax” paid by BPY, the Property Partnership, or New LP, and therefore, such holder’s foreign tax credits for Canadian federal income tax purposes, will be limited. Similarly, if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business-income tax” or “non-business-income tax” paid to the government of a foreign country by New LP, the allocation to a New LP Preferred Unitholder of foreign “business-income tax” or “non-business-income tax” paid by New LP, and therefore, such holder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E. “Additional Information – Taxation – Certain Material Canadian Federal Income Tax Considerations."

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

A Non-Canadian Holder that holds Preferred Units will be subject to Canadian federal income tax on its proportionate share of capital gains realized by BPY or the Property Partnership on the disposition of “taxable Canadian property” other than “treaty-protected property” (as defined in the Tax Act). “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of BPY and the Property Partnership generally will be “treaty-protected property” to a Non-Canadian Holder if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. BPY and the Property Partnership are not expected to realize capital gains or losses from dispositions of “taxable Canadian property." However, no assurance can be given in this regard. Non-Canadian Holders that hold Preferred Units will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BPY or the Property Partnership unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, Non-Canadian Holders that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such Non-Canadian Holders in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where: (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either: (i) “excluded property” (as defined in subsection 116(6) of the Tax Act); or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Canadian Holders that hold Preferred Units should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BPY or the Property Partnership.

Non-Canadian Holders may be subject to Canadian federal income tax on capital gains realized on the disposition of Preferred Units, if such Preferred Units are “taxable Canadian property."

Any capital gain arising from the disposition or deemed disposition of Preferred Units by a Non-Canadian Holder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the Preferred Units are “taxable Canadian property” of the Non-Canadian Holder, unless the Preferred Units are “treaty-protected property” to such Non-Canadian Holder. In general, Preferred Units will not constitute “taxable Canadian property” of a Non-Canadian Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of the Preferred Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act; (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect, of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the Preferred Units are otherwise deemed to be “taxable Canadian property." The BPY General Partner does not expect the Preferred Units to be “taxable Canadian property” of any Non-Canadian Holder at any time but no assurance can be given in this regard. See Item 10.E. “Taxation – Certain Material Canadian Federal Income Tax Considerations." Even if the Preferred Units constitute “taxable Canadian property”, the Preferred Units will be “treaty-protected property” if the gain on the disposition of Preferred Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If the Preferred Units constitute “taxable Canadian property”, Non-Canadian Holders will be required to file a Canadian federal income tax return in respect of a disposition of Preferred Units unless the disposition is an “excluded disposition” (as discussed above). If Preferred Units constitute “taxable Canadian property”, Non-Canadian Holders should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of Preferred Units.

Non-Canadian Holders may be subject to Canadian federal income tax on capital gains realized on the disposition of Preferred Units, if such Preferred Units are “taxable Canadian property."

Any capital gain arising from the disposition or deemed disposition of Preferred Units by a Non-Canadian Holder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, the Preferred Units are “taxable Canadian property” of the Non-Canadian Holder, unless the Preferred Units are “treaty-protected property” to such Non-Canadian Holder. In general, Preferred Units will not constitute “taxable Canadian property” of a Non-Canadian Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of the Preferred Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect, of or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the Preferred Units are otherwise deemed to be “taxable Canadian property." The BPY General Partner does not expect the Preferred Units to be “taxable Canadian property” of any Non-Canadian Holder at any time but no assurance can be given in this regard. See Item 10.E. “Taxation – Certain Material Canadian Federal Income Tax Considerations." Even if the Preferred Units constitute “taxable Canadian property”, the Preferred Units will be “treaty-protected property” if the gain on the disposition of Preferred Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If the Preferred Units constitute “taxable Canadian property”, Non-Canadian Holders will be required to file a Canadian federal income tax return in respect of a disposition of Preferred Units unless the disposition is an “excluded disposition” (as discussed above). If Preferred Units constitute “taxable Canadian property”, Non-Canadian Holders should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of Preferred Units.

Non-Canadian Holders may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of “taxable Canadian property."

Non-Canadian Holders who dispose of “taxable Canadian property”, other than “excluded property” and certain other property described in subsection 116(5.2) of the Tax Act (or who are considered to have disposed of such property on the disposition of such property by BPY or the Property Partnership), are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the Non-Canadian Holder is required to report certain particulars relating to the transaction to CRA not later than 10 days after the disposition occurs. The Preferred Units are not expected to be “taxable Canadian property” of any Non-Canadian Holder and neither BPY nor the Property Partnership is expected to dispose of property that is “taxable Canadian property”, but no assurance can be given these regards.

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

BPY, the Property Partnership and New LP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership or New LP, or dividends paid or deemed to be paid by a person resident or deemed to be resident in Canada to the Property Partnership, will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to the Property Partnership or New LP, the BPY General Partner expects the Holding Entities to look-through New LP and the Property Partnership and BPY to the residency of the partners of BPY and New LP (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that any partners that are not resident or deemed to be resident in Canada for Canadian federal income tax purposes (including any Non-Canadian Holders) may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from interest paid to the Property Partnership or New LP or from dividends paid to the Property Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the “Treaty”), a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as BPY, the Property Partnership and New LP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty.

While the BPY General Partner expects the Holding Entities to look-through BPY, the Property Partnership and New LP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to the Property Partnership or New LP, BPY or New LP may be unable to accurately or timely determine the residency of their partners for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of the partners. To the extent that BPY or New LP are unable to accurately or timely determine the residency of their partners, the Holding Entities will withhold Canadian federal withholding tax from all payments made to the Property Partnership or New LP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian-resident partners will be entitled to claim a credit for their proportionate share of such withholding taxes against their Canadian federal income tax liability, but Non-Canadian Holders will need to take certain steps to receive a refund or credit in respect of their proportionate share of such withholding taxes equal to the difference between the 25% withholding tax rate and the reduced withholding tax rate they are entitled to under an applicable income tax treaty or convention. See Item 10.E. “Taxation – Certain Material Canadian Federal Income Tax Considerations” for further detail. Non-Canadian Holders should consult their own tax advisors concerning all aspects of Canadian federal withholding taxes.

The Preferred Units or New LP Preferred Units, as applicable, may or may not continue to be “qualified investments” under the Tax Act for Registered Plans.

Provided that the Preferred Units or New LP Preferred Units, as applicable, are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the Nasdaq and the TSX), the Preferred Units or New LP Preferred Units, as applicable, will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), tax-free savings account (“TFSA”), and first home savings account (“FHSA”) (all as defined in the Tax Act and collectively referred to herein as “Registered Plans”). However, there can be no assurance that the Preferred Units or New LP Preferred Units, as applicable, will continue to be listed on a “designated stock exchange.” There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by an RRSP, RRIF, TFSA, FHSA, RDSP or RESP.

Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA, FHSA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if Preferred Units or New LP Preferred Units, as applicable, held in the RRSP, RRIF, TFSA, FHSA, RDSP or RESP are “prohibited investments” (as defined in subsection 207.01(1) of the Tax Act) for the RRSP, RRIF, TFSA, FHSA, RDSP or RESP, as the case may be. Generally, Preferred Units or New LP Preferred Units, as applicable, will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, FHSA, RDSP or RESP provided that the annuitant under the RRSP or RRIF, the holder of the TFSA, FHSA or RDSP or the subscriber of the RESP, as the case may be, deals at arm’s length with BPY or New LP, as applicable, for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) for purposes of the prohibited investment rules, in BPY or New LP, as applicable. Preferred Unitholders who will hold Preferred Units in an RRSP, RRIF, TFSA, FHSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

The Canadian federal income tax consequences to Preferred Unitholders and/or New LP Preferred Unitholders could be materially different in certain respects from those described in this Form 20-F if BPY, the Property Partnership or New LP is a “SIFT partnership” (as defined in the Tax Act).

Under the rules in the Tax Act applicable to a “SIFT partnership” (the “SIFT Rules”) certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a “taxable Canadian corporation” (as defined in the Tax Act). In particular, a “SIFT partnership” will generally be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” (as defined in the Tax Act), other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties.” “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a “portfolio investment entity”, as defined in the Tax Act), that are held by the “SIFT partnership” and that have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership.” The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate” (each as defined in the Tax Act).

A partnership will be a “SIFT partnership” throughout a taxation year if at any time in the taxation year (i) it is a “Canadian resident partnership” (as defined in the Tax Act), (ii) “investments” (as defined in the Tax Act) in the partnership are listed or traded on a stock exchange or other public market and (iii) it holds one or more “non-portfolio properties.” For these purposes, a partnership will be a “Canadian resident partnership” at a particular time if (a) it is a “Canadian partnership” (as defined in the Tax Act) at that time, (b) it would, if it were a corporation, be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada) or (c) it was formed under the laws of a province. A “Canadian partnership” for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are “Canadian partnerships.”

Under the SIFT Rules, BPY, the Property Partnership and New LP could each be a “SIFT partnership” if it is a “Canadian resident partnership.” However, the Property Partnership would not be a “SIFT partnership” if BPY is a “SIFT partnership” regardless of whether the Property Partnership is a “Canadian resident partnership” if the Property Partnership qualifies as an “excluded subsidiary entity” (as defined in the Tax Act). BPY, the Property Partnership and New LP will be a “Canadian resident partnership” if their central management and control is located in Canada. This determination is a question of fact and is expected to depend on where the BPY General Partner is located and exercises the central management and control of these partnerships. The BPY General Partner will take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to BPY, the Property Partnership or New LP at any relevant time. However, no assurance can be given in this regard. If BPY, the Property Partnership or New LP is a “SIFT partnership”, the Canadian federal income tax consequences to Preferred Unitholders or New LP Preferred Unitholders, as applicable, could be materially different in certain respects from those described in Item 10.E. “Taxation – Certain Material Canadian Federal Income Tax Considerations.” In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

General Risks

Our failure to maintain effective internal controls could have a material adverse effect on our business.

Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conduct an evaluation of the effectiveness of our internal control over financial reporting. We are a non-accelerated filer and the effectiveness of our internal control over financial reporting as of December 31, 2025 is not subject to attestation from our independent registered public accounting firm.

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

Our company is impacted by inflationary pressures. Central banks in various countries may raise interest rates in response to concerns about inflation, which coupled with reduced government spending and volatility in financial markets, may have the effect of increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce or stabilize inflation could also result in recessionary pressures in the jurisdictions we operate in. Any sustained upward trajectory in the inflation rate will impact our ability to source suitable investment opportunities and we may not be able to offset inflationary increases in operating costs for our properties by increasing rents. Decreased consumer confidence and discretionary spending stemming from inflation or the imposition of tariffs may also reduce demand for our multifamily, student housing and hospitality businesses and negatively impact performance at our retail properties.

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

Unforeseen political events in markets where we own and operate assets and may look to for further growth of our businesses, such as the United States, United Kingdom, Brazil, European, Middle East and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Recently, shifts in U.S. trade policy, including new or increased tariffs and uncertainty surrounding existing international trade agreements, have contributed to heightened volatility in global markets and economic conditions. Such uncertainty can influence business activity and supply chains, which may adversely affect general market performance and our operations. The imposition of such tariffs or other similar trade restrictions may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the U.S. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by near-term political events, including those in the United States, United Kingdom, Brazil, Europe, Middle East, Asia and elsewhere.

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

On August 28, 2018, we acquired all of the outstanding shares of common stock of GGP Inc. (“GGP Inc.”) other than those shares previously held by our partnership and our affiliates (which represented a 34% interest in GGP Inc. prior to the acquisition). In connection with the acquisition, we formed BPYU, which prior to the Privatization, was an issuer of public securities that were intended to offer economic equivalence to an investment in our partnership in the form of a U.S. REIT stock. In January 2026, our retail division reverted to the GGP brand to reflect the historic operating identity of the business.

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

The outstanding GGP Units were acquired in connection with the transaction in accordance with the terms of the GGP charter. The GGP Units were delisted from Nasdaq at market close on July 26, 2021 and GGP’s 6.375% Series A Cumulative Redeemable Preferred Stock was redeemed for cash on August 19, 2021 at its par value of $25.00 per share, plus accumulated and unpaid dividends.

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through Brookfield Asset Management, by way of a plan of arrangement (the “Manager Distribution”). The transaction resulted in the division of Brookfield into two publicly traded companies – Brookfield Asset Management under the stock ticker “BAM” and Brookfield Corporation under the stock ticker “BN”. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests in several real estate funds and other investment interests from Brookfield Corporation for net consideration of $2,475 million through the issuance of Class D junior preferred shares, Series 1 and 2 of CanHoldco to Brookfield Corporation.

For a description of our principal capital expenditures in the last three fiscal years and a discussion of our acquisitions and dispositions during the year ended December 31, 2025, please see Item 5.A. “Operating and Financial Review and Prospects - Operating Results."

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

4.B.    BUSINESS OVERVIEW

Operations and Principal Activities

We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. With approximately 24,000 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms in various real estate sectors.

Office
Our diversified Office portfolio consists of 67 million leasable square feet across 110 office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. Represented within this portfolio are irreplaceable premier properties in global gateway cities that we expect to hold a stake in over the long-term (“Super Core”), including 16 office and ancillary mixed-use complexes in cities such as New York and London. Also, within this portfolio are premier, centrally located assets (“Core Plus”) and assets we are repositioning to enhance value (“Value Add” and “Opportunistic”) that we expect to monetize over the shorter term.

Retail
Our Retail portfolio consists of 99 million leasable square feet across 96 best-in-class malls and urban retail properties across the United States. Similar to our Office portfolio, within our Retail portfolio are 18 Super Core irreplaceable retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return over the long-term. Also represented within this portfolio are Core Plus premier, centrally located retail assets and Value Add and Opportunistic retail assets in secondary markets that we expect to monetize over the shorter term.

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

Principal Markets

As of and for the year ended December 31, 2025, approximately 67% of our assets and 65% of our revenues originated from the United States with the remaining 33% of our assets and 35% of our revenues originating from Canada, Australia, United Kingdom, Europe, Brazil, Middle East and Asia.

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
•Support the ambition of reaching net-zero greenhouse gas (GHG) emissions by 2050 or sooner.

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

Sustainability Integration into the Investment Process

Sustainability culture is embedded throughout the investment process, starting with the due diligence of a potential investment through to the exit process. As part of investment due diligence, Brookfield seeks to assess sustainability-related risks and opportunities and factors them into the overall investment decision. This includes leveraging leading industry guidance to identify sustainability factors most likely to materially impact the financial condition or operating performance of companies in a sector. Brookfield provides specific guidance to investment teams on assessing climate change, bribery and corruption, cybersecurity, biodiversity, health and safety and human rights and modern slavery risks as part of diligence. Where warranted, Brookfield performs deeper due diligence, working with internal experts and third-party consultants as needed. All investments must be approved by our investment committee. Investment teams outline for the investment committee the merits of the transaction and material risks, mitigants and significant opportunities for improvement, including those related to sustainability, such as bribery and corruption, health and safety, and environmental and social risks.

As part of each acquisition, investment teams create a tailored integration plan that includes, among other things, material sustainability-related matters for review or execution. We believe there is a strong correlation between managing these considerations and enhancing investment returns. It is the responsibility of the management teams to manage sustainability risks and opportunities through the investment’s lifecycle, supported by the applicable investment team within Brookfield. The combination of local accountability and expertise in tandem with Brookfield's investment and operating capabilities is important when managing a wide range of asset types across jurisdictions. We leverage these capabilities in collaborating on sustainability initiatives, where appropriate, to drive best practices and assist with any remediation. As it relates to sustainability, where appropriate, we encourage our portfolio companies to organize training for relevant staff. Our portfolio company teams regularly report to their portfolio-level boards of directors both from financial and operating perspectives, including key performance indicators that incorporate material sustainability factors, such as health and safety, environmental management, compliance with regulatory requirements, and, increasingly, GHG emissions. For investments where Brookfield has a non-controlling interest, where we are a debt holder, or in other circumstances where Brookfield does not have the ability to exercise influence through its contractual rights, Brookfield actively monitors the performance of its investments and, where appropriate, utilizes its stewardship practices to encourage sustainability outcomes that are aligned with Brookfield’s sustainability approach.

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

Environmental

We pride ourselves on contributing positively to the local communities in which we operate. This means we continually strive to minimize our impact on the environment, while balancing the need for economic growth. We demonstrate respect for the natural environment and take steps to protect it by investing in green technologies, encouraging environmentally sound construction methods, and promoting strategies to minimize our carbon footprint. Sustainability initiatives in our portfolio vary by property but include measurement of GHG emissions and other key sustainability metrics, energy reduction strategies, use of alternative energy sources such as solar, water conservation, waste diversion, enhanced indoor air quality, respect and consideration of nature, the provision of alternative transportation methods, use of environmentally friendly cleaning materials and erosion control. These initiatives are monitored by local management teams and the management team of our Service Provider, the former updating the latter at regular business intervals.

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

Net Zero Ambition

Brookfield has established a long-term ambition of reaching net zero GHG emissions by 2050 or sooner across our operationally managed investments and remains a participant in the Net Zero Asset Managers (NZAM) initiative. This ambition reflects our view that decarbonization is both a risk management imperative and a value creation opportunity across our global real asset platforms.

To support this ambition, Brookfield measures and monitors Scope 1, Scope 2 and relevant Scope 3 GHG emissions across its investments, prioritizes emissions reductions where we have operational control or meaningful influence, and integrates climate-related considerations into investment decision-making, asset management, and business planning processes. Our approach to measurement and disclosure is informed by recognized international standards, and we continue to enhance the quality, consistency, and transparency of our climate-related reporting.

Brookfield takes a pragmatic, investment-led approach to decarbonization that reflects differences across asset types, geographies, regulatory environments, and stages of ownership. We focus on assets where actionable initiatives can be identified and implemented in a commercially viable manner over the expected investment horizon, and where decarbonization efforts are aligned with our fiduciary duty to generate long-term, risk-adjusted returns.

We seek to progressively increase the proportion of assets that are managed in alignment with net-zero pathways over time. This is supported by asset-level planning, capital allocation decisions, and the execution of practical decarbonization initiatives, including energy efficiency improvements, renewable energy integration, and operational optimization.

Brookfield supports this work through the application of internal frameworks, technical expertise, and governance processes designed to enable consistent monitoring, knowledge sharing, and continuous improvement. We regularly assess progress, engage with portfolio company management teams, and refine our approach as market practices, regulatory expectations, and technological solutions continue to evolve.

Water, Waste & Nature

Reducing the impact of our water consumption and waste generation helps build efficient systems, business resiliency and contributes to a sustainable future. We utilize industry best practices to efficiently monitor and manage performance and seek to ensure continual reduction of water consumption. In addition, we adhere to all applicable local and regional waste regulations and seek to improve waste diversion across the portfolio through tracking and leveraging technological solutions. Encouraging conservation of nature is an important component in achieving net zero and managing physical risks. We aim to protect nature throughout the life cycle of our investments, including by encouraging the consideration of biodiversity when evaluating new investments. Our due diligence process assesses whether each prospective investment we consider is located in a biodiversity sensitive area, in alignment with industry databases such as Natura 2000, UNESCO World Heritage List, and Key Biodiversity Areas. We continue to evaluate how we can leverage our real estate portfolio to enhance nature and biodiversity.

Reporting and Certifications

We seek to measure the success of our environmental initiatives and report on our progress, including by participating in the Global Real Estate Sustainability Benchmark (“GRESB”). GRESB is the most highly regarded sustainability index among capital markets and investors, and Brookfield has been participating in the survey for 13 years. In 2025, 13 of Brookfield’s real estate segments responded to GRESB. The GRESB survey is comprised of the Standing Investments Benchmark and Development Benchmark. In 2025, Brookfield’s average score in the Standing Investments Benchmark was 87/100, and Brookfield’s average score in the Development Benchmark was 95/100. Brookfield’s scores are higher than the global averages of 79/100 and 88/100, respectively, for the aforementioned benchmarks. Brookfield’s results highlight its integrated environmental data program, procurement of renewable energy at scale, and enhanced asset utility performance by reducing our portfolio’s environmental footprint.

Our commitment to sustainability and intelligent design has earned us global recognition. Across Brookfield’s real estate business, our properties have achieved 224 WELL Health & Safety certifications, 153 LEED certifications, 49 Energy Star certifications in the United States, 52 UL Verified Healthy Building certifications in the United States, 58 BOMA 360 office certifications in the United States and Canada, 94 IREM certifications in our Retail business in the United States, 22 NABERS certifications in Australia, 14 Fitwel certifications internationally, and 136 BREEAM certifications internationally. Across Brookfield real estate, 55% of our operationally managed investments by assets under management (AUM) holds at least one sustainability-related certification, demonstrating our commitment to responsible real estate ownership and long-term value creation.

Social

Human Capital Development

Building an inclusive work environment reinforces our culture of collaboration and strengthens our ability to develop and promote all our people to their potential. Our approach to diversity is deliberate and integrated into our human capital development processes and initiatives. Over the past five years, our primary focus has been on gender diversity. Our efforts led to a significant increase in female representation at the senior levels. In addition to disciplined human capital processes and the development activities, we undertake other activities to reinforce the importance of diversity in our business. We continue our global process for employees to self-identify their ethnicity. This information assists us in identifying specific areas of focus related to increasing ethnic diversity. Our succession process includes identifying a diverse slate of candidates and focuses on the development of early career candidates through stretch roles and exposure. We support a number of Employee Resource Groups organized by employees around shared interests, characteristics or experiences. We are involved with several organizations to promote diverse representation in our talent pool, including summer interns.

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

Human Rights and Modern Slavery

We are committed to conducting our business in an ethical and responsible manner. We continue to work to identify and prevent potential human rights and modern slavery violations within our business environment, including supply chains, and we look for ways to support the promotion of human rights. Our approach to addressing human rights, including modern slavery, is designed to be commensurate with the risks we face, which vary based on jurisdiction, industry and sector. Brookfield has an anti-modern slavery and human trafficking policy that provides guidance on measures to prevent and detect modern slavery. In addition, we have several other policies and procedures that provide guidance on the identification of human rights and modern slavery risks and the steps to be taken to mitigate these risks. These include our Code of Conduct, Anti-Bribery and Corruption Policy and Whistleblowing Policy. Our portfolio companies’ senior management teams are each responsible for identifying and managing the human rights risks, including modern slavery, for their individual businesses. We are cognizant of the fact that the risks of human rights, modern slavery and human trafficking are complex and evolving, and we will continue to work on addressing these risks in our business.

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

Sustainability Affiliations and Partnerships

We continue to align our business practices with frameworks for responsible investing and are an active participant in industry forums and other organizations. We are a signatory to the United Nations-supported PRI which demonstrates our ongoing commitment to responsible investment and sustainability best practices. As a participant in organizations like the PRI, the TCFD and the International Financial Reporting Standards (IFRS) Sustainability Alliance, and NZAM, we are committed to ongoing engagement and stewardship and the promotion of leading sustainability practices. In addition, through our membership in these organizations and other industry forums, we remain actively involved in discussions aimed at advancing sustainability awareness across private and public markets and enhance our reporting and protocols in line with evolving best practices.

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

4.C. ORGANIZATIONAL STRUCTURE

Organizational Chart

The chart on the following page represents a simplified summary of our organizational structure as of December 31, 2025. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Certain subsidiaries through which Brookfield Corporation holds units of our company have been omitted. This chart should be read in conjunction with the explanation of our ownership and organizational structure on the following pages.

(1)As of December 31, 2025, Brookfield Corporation owns all LP Units of our company. Brookfield Corporation also has an approximately 63.6% interest in the Property Partnership through Brookfield Corporation’s ownership of Redemption-Exchange Units and Special LP Units. On a fully-exchanged basis, our company would directly own 99.9% of the limited partnership interests in the Property Partnership.
(2)The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. As of December 31, 2025, Brookfield Corporation holds $1 million of Class B junior preferred shares; C$3.4 billion and C$632 million of Class D junior preferred shares Series 1 and Series 2, respectively, and 100% of the non-voting common shares of CanHoldco. As of December 31, 2025, Brookfield Asset Management holds $5 million of the Class A senior preferred shares of CanHoldco. In addition, each of Brookfield Corporation and Brookfield Asset Management hold preferred shares in a wholly-owned subsidiary of other Holding Entities, which preferred shares are entitled to an aggregate 1% of the votes to be cast along with the common shares of the applicable entity. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities."

(3)Certain of the operating entities and intermediate holding companies that are directly or indirectly owned by the Holding Entities and that directly or indirectly hold our real estate assets are not shown on the chart. All percentages listed represent our economic interest in the applicable entity or group of assets, which may not be the same as our voting interest in those entities and groups of assets. All interests are rounded to the nearest one percent and are calculated as at December 31, 2025.
(4)A significant portion of our Office portfolio is held through Brookfield Office Properties Inc. (“BPO”). We own 100% of its outstanding common shares and outstanding voting preferred shares as well as interests in certain series of its non-voting preferred shares.
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

Name	Economic Interest(1)	Voting Interest(1)
BPO(2)	100%	100%
Australia Office	100%	100%
Stork Holdco LP	50%	50%
Brazil Office	67%	67%
U.S. Retail	100%	100%
U.S. Opportunistic Retail(3)	50%	33%
Other LP Investments(3,4,5,6)	1% - 46%	—%
(1)All interests are rounded to the nearest one percent and are calculated as at December 31, 2025.
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
(5)We do not consolidate our interest in Brookfield Strategic Real Estate Partners (“BSREP”) III as our 5% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.
(6)We do not consolidate our interest in BSREP IV as our 10% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset held through an equity-accounted joint venture with BWS.

Our Company

In connection with the Spin-off, we acquired from Brookfield Corporation substantially all of its commercial property operations, including its office, retail, multifamily and logistics assets. We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate.

Property Partnership

Our company’s primary investment is a managing general partnership interest in the Property Partnership. Our company serves as the managing general partner of the Property Partnership and has sole authority for the management and control of the Property Partnership.

Our company owns a direct 35.9% interest in the Property Partnership through ownership of managing general partner units. Our company also owns the Property Partnership Preferred Units, Series 5, 6 and 7. Brookfield has an approximately 63.6% interest in the Property Partnership through Brookfield’s ownership of Redemption-Exchange Units. Brookfield’s interest in the Property Partnership also includes a special limited partnership interest held by Property Special LP. The Class A Preferred Unitholder and the holders of the FV LTIP Units, hold the remaining approximate 0.5% economic interest in the Property Partnership.

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

Holding Entities
Our company indirectly holds its interest in our operating entities through the Holding Entities. The Property Partnership owns, directly or indirectly, all of the common shares or equity interests, as applicable, of the Holding Entities. Brookfield Corporation holds $1 million of Class B junior preferred shares; C$3.4 billion and C$632 million of Class D junior preferred shares, Series 1 and Series 2, respectively, and approximately $1.2 billion of non-voting common shares of CanHoldco, one of our Holding Entities. Brookfield Asset Management holds $5 million of Class A senior preferred shares of CanHoldco. In addition, each of Brookfield Corporation and Brookfield Asset Management holds preferred shares in a wholly-owned subsidiary of other Holding Entities, which preferred shares are entitled to an aggregate 1% of the votes to be cast along with the common shares of the applicable entity. See Item 7.B. “Major Shareholders and Related Party Transactions - Related Party Transactions - Relationship with Brookfield - Preferred Shares of Certain Holding Entities."

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

OBJECTIVES AND FINANCIAL HIGHLIGHTS
OVERVIEW
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”, “us”, or “our”) covers the financial position as of December 31, 2025 and 2024 and financial performance for the years ended December 31, 2025, 2024, and 2023. The information in this MD&A should be read in conjunction with the audited consolidated financial statements as of December 31, 2025 and 2024 and each of the years ended December 31, 2025, 2024, and 2023 (the “2025 Annual Financial Statements”) and related notes contained elsewhere in this Form 20-F.

For the comparison discussions between the years ended December 31, 2024 and December 31, 2023, please refer to Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 21, 2025.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”). Non-IFRS Accounting Standards measures used in this MD&A are reconciled to or calculated from the most comparable IFRS Accounting Standards measures. We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS Accounting Standards financial measures is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS Accounting Standards. We caution readers that these non-IFRS Accounting Standards financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS Accounting Standards financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS Accounting Standards, where applicable, are included within this MD&A on page 74.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” and “Key Information - Risk Factors."

BASIS OF PRESENTATION
Our primary investment is a 36% managing general partnership unit interest in Brookfield Property L.P. (the “Operating Partnership”), which provides us with the power to direct the relevant activities of the Operating Partnership.

Our capital structure is comprised of five classes of partnership units: General partnership units (“GP Units”), limited partnership units (“LP Units”), Redeemable/Exchangeable Partnership units (“REUs”), special limited partnership units of the Operating Partnership (“Special LP Units”) and FV LTIP units of the Operating Partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”). Holders of the GP Units, LP Units, REUs, Special LP Units and FV LTIP Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units and REUs have the same economic attributes in all respects, except that the holders of REUs have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Corporation (“BN” or the “Corporation”), as the holder of the REUs exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, the Corporation, as holder of REUs, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the REUs as a component of non-controlling interests.

     We also discuss the results of operations on a segment basis, consistent with how we manage our business. As of December 31, 2025, the partnership is organized into four reportable segments: i) Office, ii) Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the chief operating decision maker (“CODM”).

    This MD&A includes financial data for the year ended December 31, 2025 and includes material information up to the date of this Form 20-F. Financial data has been prepared using accounting policies in accordance with IFRS Accounting Standards. Non-IFRS Accounting Standards measures used in this MD&A are reconciled to such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market.

All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥” and “CNH”), South Korean Won (“₩”), United Arab Emirates Dirham (“AED”), Hong Kong Dollar (“HK$”), Swedish Krona (“SEK”), Japanese Yen (“¥”), New Zealand Dollar (“NZ$”), Singapore Dollar (“S$”), Danish Krone (“DKK”) and Czech Koruna (“CZK”) are identified where applicable.

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

OVERVIEW OF OUR BUSINESS
We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. With approximately 24,000 employees involved in Brookfield’s real estate businesses around the globe, we have built operating platforms in various real estate sectors.

Office
Our diversified Office portfolio consists of 67 million leasable square feet across 110 office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. Represented within this portfolio are irreplaceable premier properties in global gateway cities that we expect to hold a stake in over the long-term (“Super Core”), including 16 office and ancillary mixed-use complexes in cities such as New York and London. Also, within this portfolio are premier, centrally located assets (“Core Plus”) and assets we are repositioning to enhance value (“Value Add” and “Opportunistic”) that we expect to monetize over the shorter term.

Retail
Our Retail portfolio consists of 99 million leasable square feet across 96 best-in-class malls and urban retail properties across the United States. Similar to our Office portfolio, within our Retail portfolio are 18 Super Core irreplaceable retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return over the long-term. Also represented within this portfolio are Core Plus premier, centrally located retail assets and Value Add and Opportunistic retail assets in secondary markets that we expect to monetize over the shorter term.

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

The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

◦A 31% interest in Brookfield Strategic Real Estate Partners (“BSREP”) I, which realized its remaining investments during 2025.

◦A 26% interest in BSREP II, which is in its 11th year since initial closing, which is fully invested and is executing realizations.

◦A 5% interest in BSREP III, which is in its 9th year since initial closing, which is fully invested and is executing realizations.

◦A 10% interest in BSREP IV, which is in its 5th year since initial closing.

◦An interest in opportunistic investments held by a new opportunistic fund that is financed by the fund’s subscription secured credit facility pending its final close.

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

•debt capital at a cost and on terms accretive to our goals;

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

Under the discounted cash flow approach, cash flows for each property are forecasted for an assumed holding period, generally, 10 years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecasted cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consists of contracted leases as a result of our total Office and Retail real estate portfolios having a combined 90% occupancy level and an average six-year lease life. Valuation assumptions, such as discount rates and capitalization rates, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

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

External Valuations
We have a number of office properties externally appraised in the ordinary course to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the year ended December 31, 2025, we obtained 196 external appraisals of our properties representing a gross property value of $49 billion. These external appraisals were within 3% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to our IFRS Accounting Standards values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance for the years ended December 31, 2025, 2024, and 2023 and our financial position as of December 31, 2025, and 2024. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 61.

The following acquisitions and dispositions of consolidated properties affected our consolidated results in the comparative periods for the years ended December 31, 2025 and 2024. Unless stated otherwise, proceeds represent the selling price attributable to the properties.

Q4 2025
•We sold 68 manufactured housing communities in the U.S. in the BSREP II fund for approximately $1,356 million.
•We sold three malls in the U.S. in the BSREP II fund for approximately $162 million.
•We acquired a portfolio of six housing assets in Sweden and Finland in an opportunistic real estate fund for approximately €158 million ($184 million).
•We acquired two logistics portfolios in the U.S. in consolidated funds for approximately $326 million.
•We acquired a hotel in United Arab Emirates in an opportunistic real estate fund for approximately AED1,032 million ($281 million).
•We acquired a logistics portfolio in Sweden for approximately SEK2,047 million ($216 million).

Q3 2025
•We acquired a portfolio of hostel assets across Europe in an opportunistic real estate fund (“European Hostels”) for total consideration of €329 million ($376 million).
•We sold thirteen hotels in the U.S. in the BSREP II fund for approximately $119 million.
•We sold a logistics asset in Spain in an opportunistic real estate fund for approximately €164 million ($188 million).
•We sold two malls in the U.S. in the BSREP II fund for approximately $123 million.
•We acquired a portfolio of three life sciences assets in Singapore in an opportunistic real estate fund for approximately S$523 million ($405 million).
•We sold an office asset in India in the BSREP II fund for approximately Rs37,788 million ($427 million).
•We acquired a portfolio of 23 storage assets in Canada in an opportunistic real estate fund for total consideration of C$334 million ($240 million).
•We repaid C$500 million of five-year notes, which carried an interest rate of 3.93%. Concurrently, we also paid approximately C$10 million of accrued interest thereon.

Q2 2025
•We disposed of five consolidated office and retail assets in the U.S. and the U.K. for approximately $506 million.
•We sold partial interests, without loss of control, in certain consolidated assets for total proceeds of approximately $500 million. We used the proceeds from this disposition to repay debt.

Q1 2025
•We sold an office asset in Australia for approximately A$441 million ($276 million).
•We acquired a portfolio of single-family rental homes in the U.S in an opportunistic real estate fund for approximately $920 million.
•We sold six logistics assets in Europe in an opportunistic real estate fund for approximately €453 million ($489 million).
•On March 18, 2025, we sold a partial interest in Brookfield India Real Estate Trust (“India REIT”) for net proceeds of $102 million, resulting in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method (“Deconsolidation of India REIT”).

Q4 2024
•We acquired two logistics portfolios across Europe in an opportunistic real estate fund for approximately €751 million ($791 million).
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
•On October 4, 2024, Brookfield Wealth Solutions Ltd. (“BWS”), completed its acquisition of our interests in BSREP IV. Following the conversion, our retained interest in the BSREP IV investments, does not provide us with control ("Deconsolidation of BSREP IV"). Refer to Note 32, Related Parties of our 2025 Annual Financial Statements for further information.

Q3 2024
•We acquired a portfolio of 129 logistics assets in the U.S. in one of our opportunistic real estate funds for approximately $1.3 billion.
•We sold 36 assets from the logistics portfolio in one of our opportunistic real estate funds for approximately $336 million.
•We sold a portfolio of 28 manufactured housing communities in the U.S. in the BSREP II fund for approximately $559 million.
•We sold a hospitality asset in South Korea in the BSREP II fund for approximately ₩415,711 million ($310 million).
•We sold an office and a multifamily asset in the U.S for approximately $276 million.
•We reclassified our LP interest in our BSREP IV investments to assets held for sale. Refer to Note 32, Related Parties of our 2025 Annual Financial Statements for further information.

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

For the purposes of the following comparison discussion between the years ended December 31, 2025 and December 31, 2024, the above transactions are referred to as the investment activities.

Operating Results

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Commercial property revenue	$4,703	$5,961	$5,929
Hospitality revenue	1,641	2,357	2,594
Investment and other revenue	803	793	960
Total revenue	7,147	9,111	9,483
Direct commercial property expense	1,894	2,381	2,336
Direct hospitality expense	1,195	1,885	2,090
Investment and other expense	160	37	304
Interest expense	3,530	4,764	4,823
General and administrative expense	1,225	1,391	1,404
Total expenses	8,004	10,458	10,957
Fair value losses, net	(173)	(692)	(673)
Share of net earnings (losses) from equity accounted investments	882	331	(121)
Loss before income taxes	(148)	(1,708)	(2,268)
Income tax expense (benefit)	157	289	(419)
Net losses	$(305)	$(1,997)	$(1,849)

We recognized a net loss of $305 million for the year ended December 31, 2025 which compares to a net loss of $1,997 million during 2024. The improvement over prior year was primarily driven by a reduction in interest expense of $1,234 million compared to the prior year, of which $1,188 million was attributed to the Deconsolidation of BSREP IV and Deconsolidation of India REIT, as well as paydowns of corporate and term debt, and asset-level repayments from disposition activity in Office and Retail. These decreases were partially offset by higher interest expense associated with increased debt obligations from acquisition activity in our LP Investments. Additionally, we recorded fair value gains in the current year due to updated cashflow and market assumptions in our LP Investments segment, offset by fair value losses at select office and retail assets in the U.S. from updated market and leasing assumptions. Earnings from equity accounted investments increased by $551 million, as these investments recorded valuation gains in the current year compared with valuation losses in the prior year. These increases were partially offset by disposition activity since the prior year.

Commercial property revenue and direct commercial property expense
In 2025, commercial property revenue decreased by $1,258 million compared to 2024, driven by the Deconsolidation of BSREP IV and Deconsolidation of India REIT, which contributed $1,217 million of the decrease, as well as lower commercial property revenue of $41 million driven by net disposition activity since the prior year.

Direct commercial property expense decreased by $487 million compared to the prior year, primarily due to the Deconsolidation of BSREP IV and Deconsolidation of India REIT, which reduced direct commercial property expenses by $444 million, as well as a decrease of $43 million due to net disposition activity since the prior year.

Hospitality revenue and direct hospitality expense
Hospitality revenue decreased by $716 million compared to the same period in the prior year. The decrease was primarily attributable to the Deconsolidation of BSREP IV, which resulted in a decrease of $755 million compared to the prior year and was partially offset by an increase of $39 million primarily attributable to acquisition activity in our LP Investments and strong performance in the U.K. and Ireland due to higher occupancy and higher average daily rates compared to the prior year.

Direct hospitality expense decreased to $1,195 million in 2025 from $1,885 million in 2024. The variance was primarily driven by the Deconsolidation of BSREP IV, which resulted in a decrease of $690 million compared to the prior year. These decreases were partially offset by higher operating costs due to higher room utilization.

Investment and other revenue and investment and other expense
Investment and other revenue, increased by $10 million for the year ended December 31, 2025 compared to the prior year. The increase was primarily attributable to distribution income received from our LP Investments and from the sale of a multifamily develop-for-sale asset. These increases were partially offset by a decrease from the Deconsolidation of BSREP IV and Deconsolidation of India REIT, which resulted in a decrease of $78 million compared to the prior year, and lower development fees compared to the prior year.

Investment and other expense increased by $123 million for the year ended December 31, 2025 compared to the prior year, primarily due to an increase of $111 million in our LP Investments segment from dispositions of multifamily develop-for-sale assets.

Interest expense
Interest expense decreased by $1,234 million for the year ended December 31, 2025 as compared to the prior year. This decrease is primarily due to the impact of the Deconsolidation of BSREP IV and Deconsolidation of India REIT of $1,188 million, and a decrease of $46 million from paydowns of corporate debt, including those funded by proceeds from disposition activities and lower interest rates in the current year, partially offset by increases in debt balances from net acquisition activity in our LP Investments segment.

General and administrative expense
General and administrative expense decreased by $166 million for the year ended December 31, 2025 compared to the prior year, mainly due to the Deconsolidation of BSREP IV and Deconsolidation of India REIT, which resulted in a decrease of $135 million, and lower operating expenses compared to the prior year.

Fair value losses, net
Fair value losses, net includes valuation (losses) gains on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency (losses) gains on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.
Fair value losses, net for our Office segment were $398 million for the year ended December 31, 2025. These losses were due to fair value losses at select office assets in the U.S. from updated market assumptions and cash flow assumptions, partially offset by gains from leasing performance in the U.K. and Canada.

Fair value losses, net for our Office segment were $504 million for the year ended December 31, 2024. These losses were due to discount rate and capitalization rate expansion, partially offset by gains from updated cashflow assumptions in the U.S., Australia and the U.K., and the de-risking of a development asset in the U.K. as it nears completion.

Fair value losses, net for our Retail segment were $137 million for the year ended December 31, 2025. The losses were driven by updated market and leasing assumptions at certain properties, partially offset by updated cash flow assumptions and improved leasing performance at certain Super Core retail centers.

Fair value losses, net for our Retail segment were $77 million for the year ended December 31, 2024. The losses were driven by fair value losses from updated cash flow and market assumptions at certain lower productivity properties, partially offset by gains driven by updated cash flow assumptions and leasing outperformance at Super Core retail centers.

Fair value gains, net for our LP Investments segment for the year ended December 31, 2025 were $334 million, primarily due to fair value gains attributable to updated cash flow assumptions and discount rate compression in our multifamily and logistics portfolios in the U.S., strong leasing activity in our office portfolios in India, updated market assumptions in our manufactured housing portfolio in the U.S. and valuation metrics compression in our mixed-use complex in South Korea. In addition, we recognized a gain related to the Deconsolidation of India REIT during the year. These gains were partially offset by losses from updated market assumptions and valuation metrics at select retail and office assets.

Fair value losses, net for our LP Investments segment for the year ended December 31, 2024 were $80 million. Fair value losses during the period were primarily driven by valuation metric expansion at select retail, office and manufactured housing assets in the U.S. These losses were partially offset by fair value gains from updated cash flow assumptions and strong leasing in India, as well as the positive impact of inflation on rental rates and capital spend in Brazil.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are in a mixed-use district in London, a mixed-use complex and an office tower in New York, a shopping center in Honolulu, and two malls in Las Vegas.

During the twelve months ended December 31, 2025, we sold a partial interest in the India REIT for net proceeds of $102 million. Following the Deconsolidation of India REIT, our retained interest is now accounted for under the equity method. We also sold partial interests in certain assets accounted for under the equity method for net proceeds at the partnership’s share of approximately $231 million and our interest in two malls in Brazil for net proceeds of approximately $142 million.

During the twelve months ended December 31, 2024, we sold 49% of our interest in an office property in the United Arab Emirates for net proceeds of approximately $165 million. We also sold partial interests in certain assets accounted for under the equity method for net proceeds of approximately $964 million.

Our share of net earnings from equity accounted investments for the year ended December 31, 2025 was $882 million, which represents an increase of $551 million compared to the prior year. The increase in current year earnings was primarily due to fair value gains from assets and investments accounted for under the equity method. It was also driven by the Deconsolidation of India REIT and Deconsolidation of BSREP IV, which resulted in a higher share of net earnings in the current year compared to the prior year where these investments were consolidated. These increases were compared to fair value losses in the prior year driven by updated cashflows and leasing assumptions at certain equity-accounted Super Core retail centers and office assets, partially offset by disposition activity.

Income tax expense
    Income tax expense for the year ended December 31, 2025 decreased compared to the prior year, primarily due to tax expense uncorrelated with accounting income recognized in the prior year. This was partially offset by tax rate changes in certain foreign jurisdictions in the current year.

Summary of Financial Position and Key Metrics

(US$ Millions, except per unit information)	Dec. 31, 2025	Dec. 31, 2024
Investment properties:
Commercial properties	$54,672	$60,093
Commercial developments	2,262	1,985
Equity accounted investments	21,244	19,547
Property, plant and equipment	6,982	5,484
Cash and cash equivalents	1,859	2,208
Assets held for sale	3,004	3,100
Total assets	99,280	102,591
Debt obligations	46,230	50,683
Liabilities associated with assets held for sale	305	898
Total equity	42,574	38,249

As of December 31, 2025, we had $99,280 million in total assets, compared with $102,591 million at December 31, 2024. This $3,311 million decrease was primarily due to the Deconsolidation of India REIT which resulted in a decrease in total assets of $3,578 million compared to prior year and net disposition activity. These decreases were partially offset by the business combinations completed during the year. Refer to Note 3, Business Combinations of our 2025 Annual Financial Statements for further information.

The following table presents the changes in investment properties from December 31, 2024 to December 31, 2025:

	Dec. 31, 2025
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$60,093	$1,985
Property acquisitions	2,977	229
Acquisitions from business combinations(1)	361	—
Capital expenditures	710	410
Property dispositions(2)	(2,501)	(38)
Fair value (losses) gains, net	(318)	155
Foreign currency translation	846	68
Transfer between commercial properties and commercial developments	414	(414)
Deconsolidation of India REIT(3)	(3,485)	(128)
Reclassifications to assets held for sale and other	(4,425)	(5)
Investment properties, end of year(4)	$54,672	$2,262
(1)Includes commercial properties acquired through business combinations during the year. See Note 3, Business Combinations of our 2025 Annual Financial Statements, for more information.
(2)Property dispositions represent the carrying value on date of sale.
(3)In the first quarter of 2025, we sold a partial interest in India REIT, resulting in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method. See Note 4, Investment Properties of our 2025 Annual Financial Statements for further information on the Deconsolidation of India REIT.
(4)Includes right-of-use assets related to commercial properties and commercial developments of $903 million and $24 million, respectively, as of December 31, 2025 (December 31, 2024 - $705 million and $22 million).

Commercial properties are commercial, operating, and rent-producing properties. Commercial properties decreased from $60,093 million at the end of 2024 to $54,672 million at the end of the current year. The decrease was attributable to the Deconsolidation of India REIT, property dispositions, the reclassification of certain retail, office, multifamily and logistics assets and a manufactured housing portfolio in the U.S. to assets held for sale, as well as fair value losses, net. These decreases were partially offset by acquisition activity in our LP Investments, the impact of foreign currency translation, capital expenditures and transfer of a completed office development in India to commercial properties. See Note 4, Investment Properties of our 2025 Annual Financial Statements for further information on the Deconsolidation of India REIT.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $2,262 million at December 31, 2025, an increase of $277 million from the balance at December 31, 2024. The increase was primarily due to capital expenditures, acquisition activity, and fair value gains within the LP Investments segment, as well as the impact of foreign currency translation. The increase was partially offset by a development asset in India becoming operational this year.

The following table presents a roll-forward of changes in our equity accounted investments from December 31, 2024 to December 31, 2025:

(US$ Millions)	Year ended Dec. 31, 2025
Equity accounted investments, beginning of year	$19,547
Additions	848
Disposals and return of capital distributions	(300)
Share of net earnings from equity accounted investments	882
Distributions received	(268)
Foreign currency translation	257
Deconsolidation of India REIT(1)	365
Reclassification to assets held for sale	(143)
Other comprehensive income and other	56
Equity accounted investments, end of year	$21,244
(1)Includes the net impact of recognizing our retained interest in India REIT under the equity method, partially offset by the deconsolidation of its joint venture assets. See Note 4, Investment Properties of our 2025 Annual Financial Statements for further information on the Deconsolidation of India REIT.

Equity accounted investments increased by $1,697 million since December 31, 2024, primarily due to additions, share of net earnings from equity accounted investments, the net impact of the Deconsolidation of India REIT, and the impact of foreign currency translation. These increases were partially offset by dispositions of assets in our Retail and LP Investments segments in the U.S. and Brazil and return of capital distributions. Refer to Note 4, Investment Properties of our 2025 Annual Financial Statements for further information.

The following table presents a roll-forward of changes in property, plant and equipment from December 31, 2024 to December 31, 2025:

(US$ Millions)	Year ended Dec. 31, 2025
Cost:
Balance at the beginning of period	$5,434
Acquisitions through business combinations(1)	972
Additions	768
Disposals	(162)
Foreign currency translation	288
Reclassification (to) assets held for sale and other	(250)
7,050
Accumulated fair value changes:
Balance at the beginning of period	1,275
Revaluation gains, net	56
Disposals	(35)
Foreign currency translation	95
Reclassification to assets held for sale and other	6
1,397
Accumulated depreciation:
Balance at the beginning of period	(1,225)
Depreciation	(256)
Disposals	34
Foreign currency translation	(73)
Reclassification to assets held for sale and other	55
(1,465)
Total property, plant and equipment(2)	$6,982
(1)In the third quarter of 2025, the partnership acquired the European Hostels portfolio. See Note 3, Business Combinations of our 2025 Annual Financial Statements, for more information.
(2)Includes right-of-use assets of $196 million (December 31, 2024 - $120 million).

Property, plant and equipment increased by $1,498 million since December 31, 2024, primarily due to acquisitions and business combinations in our LP Investments segment, as well as the impact of foreign currency translation. These increases were partially offset by the reclassification of hospitality assets to held for sale and depreciation. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

The following table presents a roll-forward of changes in assets held for sale from December 31, 2024 to December 31, 2025:

(US$ Millions)	Year ended Dec. 31, 2025
Balance, beginning of period	$3,100
Reclassification to assets held for sale, net	4,871
Disposals	(5,001)
Fair value adjustments	16
Foreign currency translation	17
Other	1
Balance, end of period	$3,004

As of December 31, 2025, assets held for sale included five office properties, three retail assets, three hotels and a manufactured housing portfolio in the U.S., as well as one retail asset in Canada and a land parcel in the Bahamas. We intend to sell our interests in these assets to third parties within the next 12 months. Refer to Note 13, Held For Sale of our 2025 Annual Financial Statements for further information.

The components of changes in debt obligations, including debt associated with assets held for sale and changes related to cash flows from financing activities, are summarized in the table below:

(US$ Millions)	Year ended Dec. 31, 2025
Balance, beginning of period	$51,499
Debt obligation repayments, net of issuances	(2,917)
Non-cash changes in debt obligations:
Debt from asset acquisitions	103
Assumed by purchaser	(2,970)
Assumed from business combinations(1)	502
Amortization of deferred financing costs and (premium) discount	70
Deconsolidation of India REIT(2)	(1,011)
Foreign currency translation	1,047
Other	(9)
Balance, end of period	$46,314
(1)In the third quarter of 2025, the partnership acquired the European Hostels portfolio. See Note 3, Business Combinations of our 2025 Annual Financial Statements, for more information.
(2)In the first quarter of 2025, we sold a partial interest in India REIT, resulting in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method. See Note 4, Investment Properties of our 2025 Annual Financial Statements for further information on the Deconsolidation of India REIT.

Our debt obligations decreased to $46,314 million as at December 31, 2025 from $51,499 million as at December 31, 2024. The decrease is driven by the Deconsolidation of India REIT, debt assumed by purchasers from disposition activity, debt repayments from realizations and paydowns on our corporate debt. These decreases were partially offset by debt assumed from the business combination of European Hostels and the issuance of debt on our recent acquisitions in our LP Investments segment, as well as the impact of foreign currency translation. Refer to Note 14, Debt Obligations of our 2025 Annual Financial Statements for further information.

Total equity was $42,574 million at December 31, 2025, an increase of $4,325 million from the balance at December 31, 2024. The increase reflects equity issuances which were used to pay down our corporate debt and the impact of foreign currency translation. The increases were partially offset by distributions and disposition activity, and a net loss during the period.

Interests of others in operating subsidiaries and properties was $18,669 million at December 31, 2025, an increase of $2,647 million from the balance at December 31, 2024. The increase was due to issuances and the impact of foreign currency translation, partially offset by dispositions since the prior year.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes our key operating results:

	2025				2024
(US$ Millions, except per unit information)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$1,846	$1,750	$1,802	$1,749	$1,902	$2,466	$2,423	$2,320
Direct operating costs	770	785	765	769	814	1,172	1,136	1,144
Net income (loss)	171	(301)	(46)	(129)	26	(525)	(789)	(709)
Net (loss) attributable to Unitholders	(170)	(303)	(315)	(219)	(131)	(421)	(483)	(385)

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

SEGMENT PERFORMANCE

    Our operations are organized into four operating segments which include Office, Retail, LP Investments and Corporate.

The following table presents NOI by segment:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Office(1)	$860	$929	$984
Retail(1)	953	989	1,005
LP Investments(1)	1,712	2,552	2,548
NOI(1)	$3,525	$4,470	$4,537
(1)This is a non-IFRS Accounting Standards measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included in the “Reconciliation of Non-IFRS Accounting Standards Measures” section on page 74.

The following table presents FFO by segment:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Office	$(34)	$(11)	$185
Retail	314	367	345
LP Investments	134	(57)	(98)
Corporate	(834)	(843)	(756)
FFO(1)	$(420)	$(544)	$(324)
(1)This is a non-IFRS Accounting Standards measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included in the “Reconciliation of Non-IFRS Accounting Standards Measures” section on page 74.

The following table presents equity attributable to Unitholders by segment as of December 31, 2025 and 2024:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Office(1)	$10,920	$10,623
Retail(1)	16,809	16,416
LP Investments(1)	4,541	4,915
Corporate(1)	(9,064)	(10,426)
Equity attributable to Unitholders(1)	$23,206	$21,528
(1)This is a non-IFRS Accounting Standards measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72. An analysis of the measures and reconciliation to IFRS Accounting Standards measures is included in the “Reconciliation of Non-IFRS Accounting Standards Measures” section on page 74.

Office

Overview
Our diversified Office portfolio consists of 67 million leasable square feet across 110 office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. Represented within this portfolio are irreplaceable premier properties in global gateway cities that we expect to hold a stake in over the long-term, including 16 Super Core office and ancillary mixed-use complexes in cities such as New York and London. Also, within this portfolio are premier, centrally located Core Plus office assets and Value Add and Opportunistic office assets we are repositioning to enhance value that we expect to monetize over the shorter term.

Summary of Operating Results
The following table presents NOI, FFO, and net loss in our Office segment for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
NOI	$860	$929	$984
FFO	(34)	(11)	185
Net loss	(282)	(752)	(1,443)

NOI from our consolidated properties decreased to $860 million in 2025 from $929 million in 2024. The decrease was primarily due to net disposition activity since the prior year, partially offset by lease termination income in the current year and strong leasing performance and leasing commencements in the U.K.

NOI from our unconsolidated properties, which is presented on a proportionate basis, decreased to $545 million in 2025 from $559 million in 2024. The decrease is primarily attributable to net disposition activity and higher lease termination income in the U.K. recognized in the prior year, as well as development costs, partially offset by lease commencements since the prior year.

FFO from our Office segment was $(34) million for the year ended December 31, 2025 as compared to $(11) million in 2024. The decrease was primarily attributable to lower NOI from consolidated properties and lower share of equity-accounted income compared to the prior year driven by disposition activity as mentioned above, partially offset by lower interest expense driven by a lower interest rate environment and debt repayments since the prior year and lease commencements since the prior year.

Net loss from our Office segment for 2025 was $282 million compared to $752 million in 2024. The improvement was driven by lower fair value losses in the current year. These losses were due to updated market assumptions and cash flow assumptions at select office assets in the U.S., partially offset by gains from leasing performance in the U.K. and Canada.

Key Operating Metrics
The following table presents key operating metrics for our Office portfolio for the years ended December 31, 2025 and 2024:

(US$ Millions, except where noted)	Consolidated		Unconsolidated
As at and for the years ended Dec. 31,	2025	2024	2025	2024
Total portfolio(1):
Number of properties	44	54	66	70
Leasable square feet (in thousands)(2)	37,041	40,773	30,270	30,665
Occupancy	86.0%	84.9%	89.8%	88.2%
(1)Included in our total portfolio are 63 Super Core properties located in 16 office and ancillary mixed-use complexes in key global markets which total approximately 35 million leasable square feet and are 95.3% occupied compared with 94.3% in the prior year.
(2)Includes leasable office, retail and multifamily square footage at our properties.

The following table presents changes in investment properties in the Office segment from December 31, 2024 to December 31, 2025:

	Dec. 31, 2025
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$18,360	$1,230
Property acquisitions	179	—
Capital expenditures	313	221
Property dispositions	(409)	(38)
Fair value losses, net	(407)	(34)
Foreign currency translation	407	87
Reclassifications to assets held for sale and other	(330)	(6)
Investment properties, end of year	$18,113	$1,460

    Commercial properties totaled $18,113 million at December 31, 2025, compared to $18,360 million at December 31, 2024. This decrease was primarily driven by disposition of office assets in the U.S. and the U.K., valuation losses on select properties and the reclassification of five office assets in the U.S. to held for sale. These decreases were offset by foreign currency impact and capital spend.

Commercial developments increased by $230 million between December 31, 2024 and December 31, 2025, primarily the result of development spend in the U.S. and Australia, and the impact of foreign currency translation, partially offset by dispositions and valuation adjustments to reflect updated market assumptions on select development assets.

The following table presents changes in our partnership’s equity accounted investments in the Office segment from December 31, 2024 to December 31, 2025:

(US$ Millions)	Dec. 31, 2025
Equity accounted investments, beginning of year	$7,805
Additions	270
Share of net income, including fair value (losses)	164
Distributions received	(137)
Foreign currency translation	269
Other comprehensive income and other	16
Equity accounted investments, end of year	$8,387

Equity accounted investments increased by $582 million to $8,387 million at December 31, 2025 compared to the prior year-end. The increase was driven by additions, the impact of foreign currency translation and share of earnings from valuation gains due to updated cashflows partially offset by distributions received.

Debt obligations increased from $12,248 million at December 31, 2024 to $12,444 million at December 31, 2025. This increase was primarily driven by the reclassification of an asset within our portfolio and its associated debt, as well the impact of foreign currency translation, partially offset by debt repayments.

Retail

Overview
Our Retail portfolio consists of 99 million leasable square feet across 96 best-in-class malls and urban retail properties across the United States. Similar to our Office portfolio, within our Retail portfolio are 18 Super Core irreplaceable retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return over the long-term. Also represented within this portfolio are Core Plus premier, centrally located retail assets and Value Add and Opportunistic retail assets in secondary markets that we expect to monetize over the shorter term.

Summary of Operating Results
The following table presents NOI, FFO, and net income in our Retail segment for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
NOI	$953	$989	$1,005
FFO	314	367	345
Net income	507	527	669

NOI from our consolidated properties decreased to $953 million during the year ended December 31, 2025 compared to $989 million, primarily due to disposition activity since the prior year.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased slightly to $747 million during the year ended December 31, 2025, compared to $744 million in 2024, primarily due to higher in-place rents and strong sales performance at certain Super Core retail centers, partially offset by disposition activity since the prior year.

    FFO earned in our Retail segment for the year ended December 31, 2025 was $314 million compared to $367 million in the prior year. The decrease was primarily due to disposition activity since the prior year and partially offset by lower interest expense driven by the repayment of corporate debt from disposition proceeds in the current year.

Net income from our Retail segment was $507 million in 2025 compared to $527 million in 2024. The decrease is primarily due to the movements discussed above, as well as fair value losses in the current year due to updated market assumptions at select assets.

Key Operating Metrics
The following table presents key operating metrics in our Retail portfolio as at and for the years ended December 31, 2025 and 2024:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	2025	2024	2025	2024
Total portfolio(1):
Number of malls and urban retail properties	49	51	47	49
Leasable square feet (in thousands)(2)	44,188	46,370	54,333	55,713
Leased %(2)	93.0%	94.0%	96.2%	96.6%
(1)Included in our total portfolio are 18 Super Core premier retail centers which total approximately 24 million leasable square feet and are 97.7% occupied compared with 97.5% in the prior year.
(2)Total Portfolio Leasable square feet represents total leasable area.

The following table presents the changes in investment properties in the Retail segment from December 31, 2024 to December 31, 2025:

	Dec. 31, 2025
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of year	$18,939	$78
Capital expenditures	126	5
Property dispositions	(196)	—
Fair value (losses) gains, net	(164)	5
Transfer between commercial properties and commercial developments	43	(43)
Reclassifications to assets held for sale	(36)	—
Investment properties, end of year	$18,712	$45

Commercial properties decreased by $227 million to $18,712 million, primarily due to dispositions, fair value losses from updated leasing assumptions at select regions, and the reclassification of one mall to assets held for sale. These decreases were partially offset by an increase in capital spend.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Retail segment for the year ended December 31, 2025:

(US$ Millions)	Dec. 31, 2025
Equity accounted investments, beginning of year	$9,823
Additions	36
Disposals and return of capital	(154)
Share of net earnings from equity accounted investments	567
Distributions	(16)
Other	5
Equity accounted investments, end of year	$10,261

Equity accounted investments increased by $438 million to $10,261 million, primarily due to share of net earnings from equity accounted investments from operating earnings and valuation gains, partially offset by return of capital and distributions.

Debt obligations decreased by $1,283 million to $10,125 million, primarily due to repayment of corporate and asset-level debt as a result of dispositions.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, life science, student housing, and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

◦A 31% interest in BSREP I, which realized its remaining investments during 2025.

◦A 26% interest in BSREP II, which is in its 11th year since initial closing, which is fully invested and is executing realizations.

◦A 5% interest in BSREP III, which is in its 9th year since initial closing, which is fully invested and is executing realizations.

◦A 10% interest in BSREP IV, which is in its 5th year since initial closing.

◦An interest in opportunistic investments held by a new opportunistic fund that is financed by the fund’s subscription secured credit facility pending its final close.

•A blended 30% interest in two value-add multifamily funds projecting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 33% interest in a series of real estate debt funds which seek to invest in commercial real estate debt secured by properties in strategic locations.

While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I and BSREP II held through the LP Investments as the Corporation’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interests in BSREP III and BSREP IV as our 5% and 10% non-voting interest, respectively, do not provide us with control over the investment and which therefore are accounted for as financial assets. In the case of BSREP IV, the financial asset is held through a joint venture accounted for as an equity method investment.

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

    The following table presents NOI, FFO, and net income (loss) in our LP Investments segment for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
NOI	$1,712	$2,552	$2,548
FFO	134	(57)	(98)
Net income (loss)	77	(1,091)	(610)

NOI in our LP Investments segment for the year ended December 31, 2025 was $1,712 million, compared to $2,552 million in 2024. The Deconsolidation of BSREP IV and Deconsolidation of India REIT contributed to a decrease of $975 million in NOI, compared to the prior year. The remaining increase of $135 million was primarily driven by higher revenues from net acquisition activity and strong operating performance at our hospitality assets in the U.K. and Ireland, as well as our multifamily and student housing portfolios in the U.S.

FFO in our LP Investments segment increased by $191 million for the year ended December 31, 2025, primarily due to lower interest and operating expenses following the Deconsolidation of BSREP IV and Deconsolidation of India REIT, as well as an increase of $61 million during the year ended December 31, 2025. The increase was attributable to increased distributions during the period, partially offset by an increase in interest expense associated with net acquisition activity.

    Net income from our LP Investments segment increased by $1,168 million for the year ended December 31, 2025. The improvement in net income reflects fair value gains in the current period, compared to fair value losses in the prior year. The current period gains were attributable to updated cashflow assumptions from positive leasing performance in our office portfolios in India and multifamily, student housing and mixed-used assets in the U.S., as well as updated market assumptions at our manufactured housing portfolios in the U.S. and valuation metrics compression in our mixed-use complex in South Korea. These gains were partially offset by losses from updated market assumptions and valuation metrics at select retail and office assets, as well as lower net income from our LP Investments related to the Deconsolidation of BSREP IV and India REIT discussed above.

Corporate
Certain amounts are allocated to our Corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO and net loss in our Corporate segment for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
FFO	$(834)	$(843)	$(756)
Net loss	(607)	(681)	(465)

FFO was a loss of $834 million for the year ended December 31, 2025 compared to a loss of $843 million in the prior year. The components of FFO in our Corporate segment primarily include investment and other revenue, interest expense and general and administrative expense.

Investment and other revenue consists of development and leasing fee income earned of $154 million compared to $256 million in 2024.

Interest expense for the year ended December 31, 2025 was $373 million (2024 - $435 million), which reflects $52 million (2024 - $103 million) of interest expense on capital securities and $321 million (2024 - $332 million) of interest expense on our credit facilities and corporate bonds. In the current year, we paid down $1.8 billion of our corporate debt, including $873 million of our corporate facilities, and $360 million (C$500 million) of our corporate bonds.

General and administrative expense for the year ended December 31, 2025 was $481 million (2024 - $562 million), and includes $211 million (2024 - $178 million) of asset management fees and $270 million (2024 - $384 million) of other corporate costs. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of Brookfield BPY Holdings Inc. (“CanHoldco”) and (b) any fees payable by us in connection with our commitment to private real estate funds of any Service Providers but for the election by us for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable).

In 2025, income tax benefit attributable to the Corporate segment was $73 million (2024 - income tax benefit of $101 million and 2023 - benefit of $203 million) primarily due to changes in pre-tax book income.

As of December 31, 2025, the carrying value of CanHoldco’s Class B Common Shares was $1,231 million (December 31, 2024 - $1,277 million).

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

The majority of our properties are located in North America, Europe and Australia, with a growing presence in South America, Middle East and Asia. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from rising inflation and interest rates and other factors, we may not be able to offset such increases by increasing rents.

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

Government and government agencies comprise 4.8% of our Office segment tenant base and, as at December 31, 2025, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Office portfolio and their respective credit ratings and exposure as at December 31, 2025:

Tenant	Primary Location	Credit Rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	Various	4.8%
Morgan Stanley	NY/London/Toronto	A+	2.5%
Amazon	London/Japan/NY	AA	2.1%
CIBC World Markets(3)	NY/Calgary/Toronto	AA	2.0%
Suncor Energy	Calgary/Houston	BBB+	1.8%
Clifford Chance	London/NY /Dubai	Not Rated	1.8%
Barclays	London/Toronto/Calgary	A+	1.6%
Royal Bank of Canada	NY/London/Calgary/Toronto	AA+	1.5%
EY	NY/London/Dubai/Denver	Not Rated	1.5%
Cenovus	Calgary	BBB+	1.5%
Total			21.1%
(1)From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2)Exposure is a percentage of total leasable square feet.
(3)CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which 800,000 square feet are sublet to PricewaterhouseCoopers LLP.

The following list reflects the largest tenants in our Retail portfolio as at December 31, 2025. The largest ten tenants in our portfolio accounted for approximately 17.7% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
LVMH	Louis Vuitton, Sephora, Fendi, Bulgari, Dior, Tag Heuer	3.4%
Foot Locker, Inc.	Foot Locker, Champs Sports, Footaction USA, House of Hoops	2.2%
Victoria's Secret & Co.	Victoria's Secret, PINK	2.1%
American Eagle Outfitters, Inc.	American Eagle Outfitters, Aerie	1.6%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.5%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.5%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	1.5%
JD Sports	JD Sports, Finish Line, DTLR	1.4%
Luxottica Group S.P.A.	Lenscrafters, Sunglass Hut, Pearle Vision	1.3%
Tapestry, Inc.	Coach, Kate Spade New York	1.2%
Total		17.7%
(1)Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 9.3% of our Office and Retail leases mature annually up to 2030. Our Office and Retail leases have a weighted average remaining lease life of approximately 6 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our Office and Retail portfolios at December 31, 2025, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2026	2027	2028	2029	2030	2031	2032	2033 and	Total
									Beyond
Office	8,276	3,026	4,151	4,509	3,342	4,108	3,659	4,017	32,223	67,311
Expiring %	12.3%	4.5%	6.2%	6.7%	5.0%	6.1%	5.4%	6.0%	47.8%	100.0%
Retail(1)	2,422	6,448	7,679	5,930	5,218	3,814	2,598	2,573	8,082	44,764
Expiring %	5.4%	14.4%	17.2%	13.2%	11.7%	8.5%	5.8%	5.7%	18.1%	100.0%
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

Approximately 50% of our outstanding debt obligations at December 31, 2025 are floating rate debt compared to 58% at December 31, 2024. The decrease in floating rate debt compared to prior year is primarily due to corporate and asset-level debt repayments funded by disposition proceeds and refinancing activity. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $233 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $85 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. Refer to Note 31, Financial Instruments in our 2025 Annual Financial Statements for further information.

At December 31, 2025, our consolidated debt obligations to capitalization was 51% (December 31, 2024 – 55%). Capitalization includes debt obligations, capital securities and total equity. It is our view this level of indebtedness remains appropriate given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the year ended December 31, 2025, approximately 33% of our assets and 35% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments.”

The impact of a 10% change in foreign exchange rates on net income and other comprehensive income is disclosed in Note 31, Financial Instruments of our 2025 Annual Financial Statements for further information.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee, South Korean Won, Swedish Krona, Japanese Yen, New Zealand Dollar, Singaporean Dollar and Danish Krone denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
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

Refer to Note 31, Financial Instruments in our 2025 Annual Financial Statements for a detailed description of our financial risk exposure, risk management activities, and further information on derivative instruments at December 31, 2025.

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

    On July 26, 2021, Brookfield Corporation’s ownership interest in the partnership was restructured, including the issuance of CanHoldco Non-Voting Common Shares to Brookfield Corporation and the management fee structure was amended. Refer to Note 32, Related Parties, of our 2025 Annual Financial Statements for further information.

On December 9, 2022, Brookfield Corporation completed the distribution of 25% of its asset management business, through the Manager, by way of a plan of arrangement. The transaction resulted in the division of Brookfield into two publicly traded companies – the Manager under the stock ticker “BAM” and Brookfield Corporation under the stock ticker “BN”. In advance of the Manager Distribution, a reorganization took place within Brookfield Corporation wherein we redeemed $1 billion of preferred units issued by a BPY subsidiary and acquired certain LP interests in several real estate funds and other investment interests from Brookfield Corporation (“Manager Reorganization”) for net consideration of $2,475 million through the issuance of CanHoldco Class D Junior Preferred Shares to Brookfield Corporation. The LP interests and other investment interests acquisitions were accounted for as a business acquisition under common control, as discussed in Note 2, Material Accounting Policies of our 2025 Annual Financial Statements, the partnership records assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity.

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

In August 2023, we issued mandatory convertible non-voting preferred shares for proceeds of $1.6 billion that were ultimately held by a wholly-owned subsidiary of BWS (the “BWS Preferred Shares”). The BWS Preferred Shares provided that, upon conversion, a BWS subsidiary would obtain a common equity interest in the entities through which the partnership holds its LP interest in BSREP IV investments (the “BSREP IV holding entities”). On issuance of the BWS Preferred Shares, there was no change in the partnership’s contractual rights and exposure to variable returns over the BSREP IV holding entities and we continued to consolidate the BSREP IV investments. In the third quarter of 2024, we reclassified our interest in the BSREP IV investments to assets held for sale (“Reclassification of BSREP IV to asset and liabilities held for sale”). On October 4, 2024, BWS completed its acquisition of our interests in BSREP IV which resulted in the deconsolidation of the BSREP IV investments as control was lost. Following the conversion, we hold an approximate 10% indirect LP interest in the BSREP IV investments that is accounted for as a financial asset held through an equity-accounted joint venture with BWS.

During the years ended December 31, 2024 and December 31, 2023, we sold partial interests in several assets to BWS in order to support the continued scaling of BWS, generating net proceeds of approximately $1.8 billion and $695 million, respectively. The sales were carried out at arm’s length on market terms at existing valuations and resulted in no gain or loss at the time of transaction.

During the year ended December 31, 2025, we sold partial interests in several premier assets to BWS, generating total proceeds of approximately $750 million in order to support the continued scaling of BWS into high quality assets. We also sold partial interests in the BSREP III fund and an opportunistic real estate fund to BWS, generating total proceeds of $688 million. Lastly, we sold an office asset from BSREP III to India REIT for total proceeds of $777 million. The sales were carried out at arm’s length on market terms at existing valuations and resulted in no gain or loss at the time of transaction.

CRITICAL ACCOUNTING POLICIES AND JUDGMENTS
Please refer to Note 2(q), Material Accounting Policies - Critical judgments and estimates in applying accounting policies of our 2025 Annual Financial Statements for further information.

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

•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.

•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through proactive management and leasing of our properties. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 74.

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

    The following table reconciles net loss to NOI for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Net loss	$(305)	$(1,997)	$(1,849)
Add (deduct):
Income tax expense (benefit)	157	289	(419)
Investment and other revenue	(803)	(793)	(960)
Interest expense(1)	3,530	4,764	4,823
Depreciation and amortization expense(2)	270	418	440
Investment and other expense	160	37	304
General and administrative expense	1,225	1,391	1,404
Fair value losses, net	173	692	673
Share of net (earnings) losses from equity accounted investments	(882)	(331)	121
Total NOI(2)	$3,525	$4,470	$4,537

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Commercial property revenue	$4,703	$5,961	$5,929
Direct commercial property expense	(1,894)	(2,381)	(2,336)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	31	54	50
Commercial property NOI(2)	2,840	3,634	3,643
Hospitality revenue	1,641	2,357	2,594
Direct hospitality expense	(1,195)	(1,885)	(2,090)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	239	364	390
Hospitality NOI(2)	685	836	894
Total NOI(1)	$3,525	$4,470	$4,537
(1)Includes interest expense on unsecured corporate debt and fund subscription credit facilities of $590 million for the year ended December 31, 2025 (2024 - $719 million, 2023 - $773 million). See Note 14, Debt Obligations of our 2025 Annual Financial Statements for further information.
(2)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net loss to FFO for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Net loss	$(305)	$(1,997)	$(1,849)
Add (deduct):
Fair value losses, net	173	692	673
Share of equity accounted fair value (gains) losses, net	(382)	124	765
Depreciation and amortization of real-estate assets(1)	202	306	320
Income tax expense (benefit)	157	289	(419)
Non-controlling interests in above items	(265)	42	186
FFO	$(420)	$(544)	$(324)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

Reconciliation of Non-IFRS Accounting Standards Measures – Office
The following table reconciles Office net loss to NOI for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Net loss	$(282)	$(752)	$(1,443)
Add (deduct):
Income tax expense (benefit)	8	16	(188)
Investment and other revenue	(200)	(186)	(168)
Interest expense	770	874	896
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	9	10	12
Investment and other expense	48	35	45
General and administrative expense	273	266	251
Fair value losses, net	398	504	1,145
Share of net (earnings) losses from equity accounted investments	(164)	162	434
Total NOI – Office(2)	$860	$929	$984
(1)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)    As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The key components of NOI in our Office segment are presented below:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Commercial property revenue	$1,622	$1,741	$1,803
Hospitality revenue(1)	25	27	27
Direct commercial property expense	(775)	(827)	(832)
Direct hospitality expense(1)	(21)	(22)	(26)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	9	10	12
Total NOI – Office(2)(3)	$860	$929	$984
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
(3)Included in our total Office portfolio are 63 Super Core properties located in 16 office and ancillary mixed-use complexes in key global markets, which generated consolidated NOI of $432 million for the year ended December 31, 2025 (2024 - $437 million and 2023 - $436 million).

The following table reconciles Office net loss to FFO for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Net loss	$(282)	$(752)	$(1,443)
Add (deduct):
Fair value losses, net	398	504	1,145
Share of equity accounted fair value (gains) losses, net	(17)	344	799
Depreciation and amortization of real estate assets(1)	2	3	4
Income tax expense (benefit)	8	16	(188)
Non-controlling interests in above items	(143)	(126)	(132)
FFO	$(34)	$(11)	$185
(1)     Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The following table reconciles Office share of net earnings from equity accounted investments for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Unconsolidated properties NOI(1)	$545	$559	$734
Unconsolidated properties fair value gains (losses), net	17	(344)	(799)
Other(2)	(398)	(377)	(369)
Share of net earnings (losses) from equity accounted investments	$164	$(162)	$(434)
(1)Included in our total Office portfolio are 63 Super Core properties located in 16 office and ancillary mixed-use complexes in key global markets, which generated unconsolidated NOI of $430 million for the year ended December 31, 2025 (2024 - $412 million and 2023 - $579 million). 2023 benefited from higher lease termination income.
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Accounting Standards Measures – Retail
The following table reconciles Retail net income to NOI for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Net income	$507	$527	$669
Add (deduct):
Income tax expense	32	26	8
Investment and other revenue	(130)	(134)	(129)
Interest expense(1)	749	765	810
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	13	15	18
General and administrative expense	212	210	234
Fair value losses (gains), net	137	77	(336)
Share of net (earnings) from equity accounted investments	(567)	(497)	(269)
Total NOI – Retail(3)	$953	$989	$1,005
(1)     Includes interest expense on GGP Retail LLC’s (“GGP”) unsecured corporate debt of $180 million for the year ended December 31, 2025 (2024 - $245 million, 2023 - $260 million). See Note 14, Debt Obligations of our 2025 Annual Financial Statements for further information.
(2)    Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(3)    As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The key components of NOI in our Retail segment are presented below:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Commercial property revenue	$1,360	$1,414	$1,430
Direct commercial property expense	(420)	(440)	(443)
Add: Depreciation and amortization included in direct commercial property expense(1)	13	15	18
Total NOI – Retail(1)(2)	$953	$989	$1,005
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Included in our total Retail portfolio are 18 Super Core retail centers which generated consolidated NOI of $361 million for year ended December 31, 2025 (2024 - $355 million, 2023 - $338 million).

The following table reconciles Retail net income to FFO for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Net income	$507	$527	$669
Add (deduct):
Fair value losses (gains), net	137	77	(336)
Share of equity accounted fair value (gains) losses, net	(305)	(226)	23
Income tax expense	32	26	8
Non-controlling interests in above items	(57)	(37)	(19)
FFO	$314	$367	$345

The following table reconciles Retail share of net earnings from equity accounted investments for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Unconsolidated properties NOI(1)	$747	$744	$741
Unconsolidated properties fair value gains (losses), net	305	226	(23)
Other(2)	(485)	(473)	(449)
Share of net earnings from equity accounted investments	$567	$497	$269
(1)Included in our total Retail portfolio are 18 Super Core retail centers which generated unconsolidated NOI of $318 million for year ended December 31, 2025 (2024 - $324 million, 2023 - $319 million).
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Accounting Standards Measures - LP Investments

The following table reconciles LP Investments net income (loss) to NOI for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Net income (loss)	$77	$(1,091)	$(610)
Add (deduct):
Income tax expense (benefit)	190	348	(36)
Investment and other revenue	(319)	(217)	(415)
Interest expense(1)	1,638	2,690	2,722
Depreciation and amortization on non-real estate assets(2)	240	383	410
Investment and other expense	112	2	259
General and administrative expense	259	353	377
Fair value (gains) losses, net	(334)	80	(115)
Share of net (earnings) losses from equity accounted investments	(151)	4	(44)
Total NOI - LP Investments(3)	$1,712	$2,552	$2,548
(1)Includes interest expense on fund subscription credit facilities of $224 million for the year ended December 31, 2025 (2024 - $233 million, 2023 - $246 million). See Note 14, Debt Obligations of our 2025 Annual Financial Statements for further information.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(3)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The key components of NOI in our LP Investments segment are presented below:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Commercial property revenue	$1,721	$2,806	$2,696
Hospitality revenue	1,616	2,330	2,567
Direct commercial property expense	(694)	(1,106)	(1,061)
Direct hospitality expense	(1,171)	(1,861)	(2,064)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	240	383	410
Total NOI(1)	$1,712	$2,552	$2,548
(1)As described in the “Non-IFRS Accounting Standards Financial Measures” section on page 72, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles LP Investments net income (loss) to FFO for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Net income (loss)	$77	$(1,091)	$(610)
Add (deduct):
Fair value (gains) losses, net	(334)	80	(115)
Share of equity accounted fair value (earnings) losses, net	(60)	7	(57)
Depreciation and amortization of real estate assets(1)	200	303	316
Income tax expense (benefit)	190	348	(36)
Non-controlling interests in above items	61	296	404
FFO	$134	$(57)	$(98)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

Reconciliation of Non-IFRS Accounting Standards Measures – Corporate
    The following table reconciles Corporate net loss to net loss attributable to Unitholders for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Net loss	$(607)	$(681)	$(465)
Net income (loss) attributable to non-controlling interests	117	46	(168)
Net loss attributable to Unitholders	$(724)	$(727)	$(297)

    The following table reconciles Corporate net loss to FFO for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Net loss	$(607)	$(681)	$(465)
Add (deduct):
Fair value (gains) losses, net	(28)	31	(21)
Income tax benefit	(73)	(101)	(203)
Non-controlling interests in above items	(126)	(92)	(67)
FFO	$(834)	$(843)	$(756)

5.B.    LIQUIDITY AND CAPITAL RESOURCES

The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. At December 31, 2025, capital totaled $90 billion compared to $92 billion at December 31, 2024. The decrease in capital compared to the prior year is driven by the paydowns of $1.9 billion of our corporate debt, including $1.5 billion of our corporate facilities and $360 million (C$500 million) of our corporate bonds. Capital further decreased due to the Deconsolidation of India REIT which resulted in a decrease of $1.4 billion in capital securities. Refer to Note 15, Capital Securities of our 2025 Annual Financial Statements for further information. These decreases were partially offset by acquisitions and business combinations completed during the year.

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations. As of December 31, 2025, the aggregate amount of available borrowing capacity under our credit facilities was $5,375 million.

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
◦Discretionary capital expenditures;
◦Property acquisitions; and
◦Future developments.

We finance our assets principally at the operating company level with asset-specific debt in local currencies that generally have long maturities, few restrictive covenants and recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

    The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions, except where noted)	Office	Retail	LP Investments	Total
2026	$8,011	$2,485	$4,895	$15,391
2027	1,767	1,052	2,882	5,701
2028	1,212	718	1,154	3,084
2029	961	2,634	2,178	5,773
2030	—	660	407	1,067
2031 and thereafter	259	37	1,335	1,631
Deferred financing costs	(27)	(57)	(73)	(157)
Secured debt obligations(1)(2)	$12,183	$7,529	$12,778	$32,490
(1)The figures above do not consider available extension options. For the $21,092 million of debt obligations maturing in 2026 and 2027, $3,578 million, nil and $5,021 million for Office, Retail and LP Investments, respectively, had extension options.
(2)Of the $15,391 million in 2026 maturities, approximately $9,550 million will be addressed through refinancings, repayments and other measures subsequent to December 31, 2025 and, of the remaining maturities, $5,841 million have extension options in place.

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2026 to 2027, however, excluding debt obligations on assets in receivership, we have suspended contractual payment on approximately 3% of our non-recourse mortgages and are currently engaging in modification or restructuring discussions with the respective creditors. We are seeking relief and may or may not be successful in these negotiations. If unsuccessful, certain properties securing these loans could be transferred to the lenders.

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

Our operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in compliance with substantially all such covenants at December 31, 2025. Our operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership. Summaries of our debt profile for each of our segments are included elsewhere in this Form 20-F.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. These balances may fluctuate as a result of timing differences relating to financing and investing activities for the year ended December 31, 2025, our operating cash flow was $(595) million, cash flow from investing activities was $(1,425) million and cash flow from financing activities was $1,600 million. The consolidated cash balance at December 31, 2025 was $1,859 million.

In 2025, the partnership funded the gap between its distributions and cash flow from operating activities through sale of partial interests in several assets and partial fund interests to BWS, and realizations within our LP Investments segment, consisting of a manufactured housing sub-portfolio, a sub-portfolio of logistics assets in Europe, and an office asset in India. These dispositions generated approximately $3.9 billion of net cash inflows and meaningful returns on capital.

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

The following tables provide consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc., New LP and the holding entities:

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P. consolidated
Year ended December 31, 2025
Revenue	$—	$61	$84	$86	$95	$3,478	$176	$3,167	$7,147
Net (loss) income attributable to unitholders(1)	(361)	(124)	(425)	(61)	53	(1,007)	150	768	(1,007)

Year ended December 31, 2024
Revenue	$—	$37	$73	$94	$220	$986	$180	$7,521	$9,111
Net (loss) income attributable to unitholders(1)	(509)	(375)	(931)	127	182	(1,420)	154	1,352	(1,420)

Year ended December 31, 2023
Revenue	$—	$33	$255	$116	$219	$671	$598	$7,591	$9,483
Net income (loss) attributable to unitholders(1)	(442)	(1,000)	(1,136)	(38)	177	(1,233)	564	1,875	(1,233)
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the Operating Partnership, CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for some but not all of the subsidiary issuers’ obligations, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions)	Brookfield Property Partners L.P.	BOP Split Corp.	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding Entities(2)	Additional holding entities and eliminations(3)	Consolidating Adjustments(4)	Brookfield Property Partners L.P. consolidated
As of Dec. 31, 2025
Current assets	$—	$166	$208	$—	$1,508	$922	$2,702	$42	$(1,567)	$3,981
Non-current assets	9,047	5,960	11,599	—	44	—	33,032	3,203	29,410	92,295
Assets held for sale	—	—	—	—	—	—	—	—	3,004	3,004
Current liabilities	—	1,370	1,729	—	702	—	8,744	831	3,784	17,160
Non-current liabilities	—	(31)	1,551	—	653	653	2,364	482	33,569	39,241
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	305	305
Preferred equity	699	3,728	—	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,427	—	—	—	—	—	16,242	18,669
Equity attributable to unitholders(1)	$8,348	$1,059	$6,100	$—	$197	$269	$23,904	$1,932	$(18,603)	$23,206

As of Dec. 31, 2024
Current assets	$—	$272	$270	$—	$1,907	$2,949	$3,090	$721	$(4,200)	$5,009
Non-current assets	8,444	5,638	12,175	—	25	—	32,367	2,961	32,872	94,482
Assets held for sale	—	—	—	—	—	—	—	—	3,100	3,100
Current liabilities	—	1,355	1,973	—	673	—	8,598	755	7,418	20,772
Non-current liabilities	—	(22)	1,516	—	978	653	3,910	485	35,152	42,672
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	898	898
Preferred equity	699	3,728	—	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,408	—	—	—	—	—	13,614	16,022
Equity attributable to unitholders(1)	$7,745	$849	$6,548	$—	$281	$2,296	$22,227	$2,442	$(20,860)	$21,528
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the Operating Partnership, CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for some but not all of the subsidiary issuers’ obligations, net of intercompany balances and transactions with other holding entities.
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

Total revenue of the partnership for the twelve months ended December 31, 2025 was $7,147 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) For the twelve months ended Dec. 31, 2025	Combined Guarantor entities
Revenue	$1
Revenue - from related parties	1
Revenue - from non-guarantor subsidiaries	180
Dividend income - from non-guarantor subsidiaries	1,008
Operating profit	458
Net income	491

Total assets of the partnership and its controlled subsidiaries for the period ended December 31, 2025 were $99,280 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) As at Dec. 31, 2025	Combined Guarantor entities
Current assets	$63
Current assets - due from related parties	20
Current assets - due from non-guarantor subsidiaries	3,021
Long-term assets	26
Long-term assets - due from related parties	—
Current liabilities	103
Current liabilities - due to related parties	2,245
Current liabilities - due to non-guarantor subsidiaries	6,075
Long-term liabilities	1,141
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	1,904
Non-controlling interests	4,179

 5.C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

 5.D.    TREND INFORMATION

We seek to increase the cash flows from our office and retail property activities through continued leasing activity. Although we are operating below our historical office occupancy level in the United States, this provides the opportunity to expand cash flows through higher occupancy. Within our office and retail portfolios, leasing activity continues to strengthen, driven by tenant demand for high-quality, well-located space and resilient consumer spending trends. Our belief is we own the highest quality, best-located buildings that continue to be in high demand, which will continue to create opportunities for our partnership to increase its occupancy levels, lease rates and cash flows. These beliefs are based on assumptions about our business and markets that management believes are reasonable in the circumstances. We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions could place downward pressure on our operating margins and asset values as a result of lower demand for space, affecting the ability of our properties to generate significant revenue. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Special Note Regarding Forward-Looking Statements and Use of-Non IFRS Accounting Standards Measures."

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle capital as assets mature and redeploy proceeds into higher-yielding opportunities, which supports the growth of our portfolio and enhances returns over time. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

Given the limited new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

A number of our assets are interest rate sensitive: higher long-term interest rates will, absent all else, increase the partnership’s interest rate expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties that we acquire to the extent that we utilize leverage for those acquisitions and may result in a reduction in the acquisition price to the extent we reduce the amount we offer to pay for properties to a price that sellers may not accept. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

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

The following table presents certain information concerning the current board of directors of the BPY General Partner:

Name and Residence(1)	Age	Position with the BPY General Partner	Principal Occupation
Jeffrey M. Blidner Toronto, Canada	77	Chair	Vice Chairman of Brookfield Corporation
Stephen DeNardo(2) Stamford, United States	72	Director	Managing Director and President and Chief Executive Officer of RiverOak Investment Corp., LLC
Brian W. Kingston New York City, United States	52	Director	Executive Chair Real Estate of Brookfield Asset Management
Louis Joseph Maroun(2) Warwick, Bermuda	75	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation and Summit Industrial Income REIT
Lars Rodert(2) Stockholm, Sweden	64	Lead Independent Director, Director	Founder and Chief Executive Officer of ÖstVäst Capital Management
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

    Jeffrey M. Blidner. Mr. Blidner has served as a director of the BPY General Partner since 2013. He is Vice Chairman and a director of Brookfield Corporation. Mr. Blidner is also Chair of Brookfield Renewable Partners L.P. and a director of Brookfield Business Partners L.P. and Brookfield Infrastructure Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

Stephen DeNardo. Mr. DeNardo has served as a director of the BPY General Partner since 2013 and is Chair of its Audit Committee. He is currently managing director and president and Chief Executive Officer of RiverOak Investment Corp., LLC and has held this position since 1999. From 1997 to 1999 he was Partner and Senior Vice President of ING Realty Partners, where he managed a $1 billion portfolio. Prior to his employment with ING Realty Partners, he was President of ARES Realty Capital from 1991 to 1997, where he managed a $5 billion portfolio of diversified debt and equity assets. Before joining ARES Realty Capital, he was a Partner at First Winthrop Corporation. Mr. DeNardo has held a license as a Certified Public Accountant since 1978 and is a Chartered Global Management Accountant. He also has a B.S. in Accounting from Fairleigh Dickinson University.

Louis Joseph Maroun. Mr. Maroun has served as a director of the BPY General Partner since 2013 and is a member of its Audit Committee. He is also a director of the general partner of Brookfield Renewable Partners L.P. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, financial oversight and management, asset and property management, as well as many other related functions. Mr. Maroun is also Chairman of Sigma Capital Corporation with an emphasis on business strategy and strategic directions, capital markets management and mergers and acquisitions. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he is Chairman of the University's School of Business, Business Advisory Board. Mr. Maroun recently established a new company and is Chairman of Medical Concepts Consulting and Management, a Bermuda exempt corporation. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.

Lars Rodert. Mr. Rodert has served as a director of the BPY General Partner since 2013 and is its Lead Independent Director and a member of the Audit Committee. He is the founder and Chairman of ÖstVäst Advisory (“OVA”). Mr. Rodert is also a director of Brookfield Wealth Solutions. Mr. Rodert has 30 years of experience in the global investment industry. Prior to OVA, Mr. Rodert spent 11 years as a Global Investment Manager for IKEA Treasury. Before joining IKEA, Mr. Rodert was with SEB Asset Management for 10 years as Chief Investment Officer and responsible for SEB Global Funds. Prior to SEB, Mr. Rodert spent 10 years in North America with five years at Investment Bank Gordon Capital and five years as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert is a director of PCCW Limited, an information and communications technology company. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.

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

The following table presents certain information concerning the Chief Executive Officer and the Chief Financial Officer of our Service Providers:

Name	Age	Years of Experience	Years at Brookfield	Position with one of the Service Providers
Brian W. Kingston	52	28	25	Chief Executive Officer
Bryan K. Davis	52	30	27	Chief Financial Officer

Set forth below is biographical information for Messrs. Kingston and Davis.

Brian W. Kingston. Mr. Kingston is currently Executive Chair Real Estate and a director of Brookfield Asset Management and Chief Executive Officer of Brookfield Property Group. Mr. Kingston joined Brookfield in 2001 and was named Chief Executive Officer of Brookfield Property Group in 2015. From 2008 to 2013, he led Brookfield’s Australian business activities, holding the positions of Chief Executive Officer of Brookfield Office Properties Australia, Chief Executive Officer of Prime Infrastructure and Chief Financial Officer of Multiplex.

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

Pursuant to the investor agreement between us and the Class A Preferred Unitholder dated December 4, 2014, the Class A Preferred Unitholder is entitled, for so long as it owns an aggregate limited partnership interest in our company of at least 5% of our issued and outstanding LP Units on a fully-diluted basis, to designate one individual to the BPY General Partner’s board of directors. Such individual must meet the standards of independence established by the Nasdaq and the TSX and be reasonably acceptable to the board of directors. As of the date of this Form 20-F, the Class A Preferred Unitholder has not exercised this right and does not qualify to exercise this right.

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

6.F.    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not Applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

 7.A.    MAJOR SHAREHOLDERS

As of February 27, 2026, there are 415,804,069 LP Units of our company outstanding, all of which were beneficially owned, directly or indirectly, by Brookfield Corporation.

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

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. It has three core businesses: Alternative Asset Management, Wealth Solutions and its Operating Businesses which are in renewable power, infrastructure, business and industrial services and real estate. Brookfield Corporation has a track record of delivering 15%+ annualized returns to its shareholders for over 30 years, supported by its unrivaled investment and operational experience. Brookfield Corporation’s conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow it to consistently access unique opportunities. At the center of its success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization.

Brookfield Asset Management is a leading global alternative asset manager with over $1 trillion of assets under management across infrastructure, renewable power and transition, private equity, real estate and credit. It invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.

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

Brookfield Corporation also holds C$3.4 billion and C$632 million of the Class D junior preferred shares, Series 1 and Series 2 respectively. The Series 1 and Series 2 preferred shares are each entitled to receive a cumulative preferential dividend equal to 6.25% per annum. CanHoldco may redeem the Series 1 and Series 2 preferred shares at any time. The Class D junior preferred shares are non-voting.

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

As discussed above, BPY is a wholly-owned subsidiary of Brookfield. Brookfield is also the sole shareholder of the BPY General Partner. We are no longer an advisory client of Brookfield for purposes of the Advisers Act, and therefore Brookfield’s fiduciary duty to us will be limited significantly by the terms of our remaining agreements with Brookfield and the disclosures herein. Our preferred unitholders will not receive the protections of the Advisers Act with respect to the services provided by Brookfield and Brookfield will manage our investment activities considering Brookfield’s own interests, given BPY is a wholly-owned subsidiary of Brookfield. Accordingly, our preferred unitholders will bear additional risks, and Brookfield will manage potential and actual conflicts of interest differently, in comparison to advisory clients of Brookfield. For more information, see Item 3.D., “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield - Brookfield’s obligations and fiduciary duties to us are significantly limited and we will not receive the same protections and benefits as advisory clients of Brookfield receive."

Our limited partnership agreement contains various provisions that modify and reduce the scope of the fiduciary duties that are owed to our partnership and our preferred unitholders, including when conflicts of interest arise. Moreover, Brookfield will not be obligated to, and will not, seek consent for transactions that benefit Brookfield directly and that are likely to favor Brookfield advisory clients unless required to do so by law or otherwise determined appropriately in Brookfield’s discretion. This approach to managing conflicts will be different than the approach Brookfield takes for its advisory clients, for which consent will be sought for a broader set of conflicted transactions even if not required by the Advisers Act. Where consent is sought, our limited partnership agreement states that no breach of our limited partnership agreement or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the BPY General Partner. For conflicts of interest that are submitted to the independent directors, our limited partnership agreement does not impose any limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of the BPY General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the BPY General Partner, therefore take into account the interests of Brookfield as our parent company, third parties and, where applicable, any Brookfield Accounts, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield Accounts. Additionally, any fiduciary duty that is imposed under any applicable law or agreement is modified, waived or limited to the extent required to permit the BPY General Partner to undertake any affirmative conduct or to make any decisions, so long as such action is reasonably believed to be in, or not inconsistent with, the best interests of our partnership. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above-referenced provisions, nothing in our limited partnership agreement is intended to, or will, constitute a waiver of any rights or remedies that investors may have under such laws.

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

•making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks, including directors and officers’ insurance as the relevant Service Provider and the relevant board of directors or its equivalent may agree from time to time;

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

The relevant Service Recipient reimburses the Service Providers for all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services, including those of any third party. Such out-of-pocket fees, costs and expenses include, among other things: (i) fees, costs and expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration of any Service Recipient in respect of services; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed by the Service Providers under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Providers that are reasonably necessary for the performance by the Service Providers of their duties and functions under our Master Services Agreement.

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

OTHER RELATED PARTY TRANSACTIONS

    For a description of specific transactions in 2025 with Brookfield, Brookfield-related entities and other related parties, see Item Note 32, Related Parties in our 2025 Annual Financial Statements.

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

ITEM 8.    FINANCIAL INFORMATION

 8.A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18. “Financial Statements."

 8.B.    SIGNIFICANT CHANGES

On January 26, 2026, the Board of Directors declared the following quarterly distribution on our:

–LP Units of $0.28 per unit ($1.12 on an annualized basis) payable on March 31, 2026 to unitholders of record at the close of business on February 27, 2026;

–Class A Cumulative Redeemable Perpetual Units, Series 1, $0.40625 per unit ($1.625 on an annualized basis) payable on March 31, 2026 to unitholders of record at the close of business on February 27, 2026;

–Class A Cumulative Redeemable Perpetual Units, Series 2, $0.3984375 per unit ($1.59375 on an annualized basis) payable on March 31, 2026 to unitholders of record at the close of business on February 27, 2026;

–Class A Cumulative Redeemable Perpetual Units, Series 3, $0.359375 per unit ($1.4375 on an annualized basis) payable on March 31, 2026 to unitholders of record at the close of business on February 27, 2026; and

–New LP Preferred Units, $0.390625 per unit ($1.5625 on an annualized basis) payable on March 31, 2026 to unitholders of record at the close of business on February 27, 2026.

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

Upon the withdrawal of a general partner, the holders of at least a majority of our LP Units may select a successor to that withdrawing general partner. If a successor is not selected or is selected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, our company will be dissolved, wound up and liquidated. See “- Termination and Dissolution” above.

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

Transfer of the General Partnership Interest

The BPY General Partner may transfer all or any part of its general partnership interests without first obtaining approval from our unitholders. As a condition of this transfer, the transferee must: (i) be an affiliate of the general partner of the Property Partnership (or the transfer must be made concurrently with a transfer of the general partnership units of the Property Partnership to an affiliate of the transferee); (ii) agree to assume the rights and duties of the BPY General Partner to whose interest that transferee has succeeded; (iii) agree to assume and be bound by the provisions of our limited partnership agreement; and (iv) furnish an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the members of the BPY General Partner may sell or transfer all or part of their shares in the BPY General Partner without the approval of our unitholders.

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
All of the outstanding Redemption-Exchange Units and Special LP Units are held by certain subsidiaries of Brookfield, and all of the outstanding Managing General Partner Units, Property Partnership Preferred Units, Series 5, 6 and 7 are held by our company. All of the outstanding Class A Preferred Units, Series 3 are held by the Class A Preferred Unitholder. All of the outstanding Class A Preferred Units, Series 1 and 2 were acquired by Brookfield from the Class A Preferred Unitholder on December 30, 2021, and December 31, 2024, respectively, and were subsequently cancelled. AO LTIP Units were held by certain employees and former employees of GGP, which were issued to them in connection with the acquisition of GGP. All of the outstanding AO LTIP Units were redeemed on October 31, 2025. All of the outstanding FV LTIP Units are held by current and former employees and officers of us and Brookfield.

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
Class A Preferred Units

The Class A Preferred Units were issued to the Class A Preferred Unitholder on December 4, 2014, in three tranches of $600 million each ($1.8 billion in the aggregate), with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. In addition, a holder of the Class A Preferred Units is entitled to receive an additional distribution, or excess distribution, in any quarter in which the greater of (i) the aggregate distributions declared on an exchange number of our LP Units and (ii) the aggregate distributions paid on an exchange number of the Redemption-Exchange Units divided by an exchange ratio, exceeds the base distribution such holder is entitled to receive for such quarter. Pursuant to the terms of the Class A Preferred Units, the Property Partnership shall not declare or pay dividends on its Managing General Partner Units or Redemption-Exchange Units, or buy back such units, unless it has paid or also pays any arrears of dividends to the holder of the Class A Preferred Units. The first tranche of the Class A Preferred Units was acquired by Brookfield and subsequently cancelled in December 2021, and the second tranche of Class A Preferred Units was acquired by Brookfield and subsequently cancelled in December 2024.

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

AO LTIP Units

The AO LTIP Units were granted to certain employees and former employees of GGP in connection with the closing of the acquisition of GGP pursuant to the Brookfield Property Partners BPY Unit Option Plan (GGP). The vesting terms of these grants were based on the vesting terms attached to the original GGP awards that were cancelled in connection with the GGP acquisition, and all AO LTIP Units were vested. Each AO LTIP Unit expired within ten years of the acquisition of GGP. AO LTIP Units were entitled to distributions by the Property Partnership as described below. AO LTIP Units were convertible at the option of the holder into that number of Redemption-Exchange Units based on the increase in value of our units from the time of closing of the GGP acquisition to the time of conversion. All of the outstanding AO LTIP units were redeemed on October 31, 2025.

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

Meetings

Our company may call special meetings of the limited partners of the Property Partnership at a time and place outside of Canada determined by us on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners, owning 50% or more of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, our partnership interests outstanding do not include partnership interests owned by our company or Brookfield. Only holders of record on the date set by our company (which may not be less than 10 days nor more than 60 days before the meeting) are entitled to notice of any meeting.

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

5)    an amendment that is necessary, in the opinion of counsel, to prevent the Property Partnership or our company or its directors or officers from in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

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

Upon the withdrawal of our company, the holders of at least a majority of outstanding units of the Property Partnership may select a successor to that withdrawing managing general partner. If a successor is not selected or is selected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, the Property Partnership will be dissolved, wound up and liquidated. See “- Dissolution” above.

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

10.E.    TAXATION

The following summary discusses certain material U.S. and Canadian tax considerations related to the holding and disposition of Preferred Units and New LP Preferred Units as of the date hereof. Prospective purchasers of such units are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax for making an investment in our units.

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

The following summary does not comment on all U.S. federal income tax matters affecting BPY, New LP, Preferred Unitholders, or New LP Preferred Unitholders and does not describe the application of any alternative minimum tax. Moreover, this summary focuses on prospective holders of Preferred Units or New LP Preferred Units who, except as otherwise indicated, are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for U.S. federal income tax purposes, trusts, nonresident aliens, U.S. expatriates and former citizens or long-term residents of the United States, or other Preferred Unitholders or New LP Preferred Unitholders subject to specialized tax treatment, including, without limitation, banks, insurance companies and other financial institutions, tax-exempt organizations, foreign persons (including, without limitation, CFCs, PFICs, and foreign persons eligible for the benefits of an applicable income tax treaty with the United States), individual retirement accounts, real estate investment trusts, mutual funds, dealers in securities or currencies, traders in securities, U.S. persons whose “functional currency” is not the U.S. dollar, persons holding Preferred Units or New LP Preferred Units as part of a “straddle”, “hedge”, “conversion transaction” or other risk-reduction transaction, persons subject to special tax accounting rules as a result of any item of gross income with respect to Preferred Units or New LP Preferred Units being taken into account in an applicable financial statement, persons deemed to sell their Preferred Units or New LP Preferred Units under the constructive sale provisions of the U.S. Internal Revenue Code, persons that own (directly, indirectly or constructively, applying certain attribution rules) more than 5% of the Preferred Units or the New LP Preferred Units, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of the equity interests in BPY or New LP, persons whose Preferred Units or New LP Preferred Units are loaned to a short seller to cover a short sale, persons who hold Preferred Units or New LP Preferred Units through a partnership or other entity treated as a partnership for U.S. federal income tax purposes, and persons for whom Preferred Units or New LP Preferred Units (or other equity interests in BPY or New LP) are not a capital asset. This summary does not address any tax consequences to holders of any interests in BPY or New LP other than Preferred Units or New LP Preferred Units. The actual tax consequences of the ownership and disposition of Preferred Units or New LP Preferred Units will vary according to a holder’s individual circumstances.

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

Deduction for Qualified Business Income

Under current law, non-corporate U.S. taxpayers who have domestic “qualified business income” from a partnership generally are, subject to limitations, entitled to a deduction equal to 20% of such qualified business income. The 20% deduction is also allowed for “qualified publicly traded partnership income” and “qualified REIT dividends." The 20% deduction is not expected to be available with respect to income or gain recognized with respect to Preferred Units or New LP Preferred Units. U.S. Holders should consult their own tax advisers regarding the implications of the foregoing rules for their ownership of Preferred Units or New LP Preferred Units.

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

Based on BPY’s organizational structure, as well as anticipated income and assets, the BPY General Partner currently believes that one or more of BPY’s corporate subsidiaries are likely to be classified as a PFIC. In general, subject to the discussion in the following paragraph, if a U.S. person owns a partnership interest in BPY, then any gain realized on the disposition of stock of a PFIC owned by such U.S. person indirectly through BPY (including upon the disposition of such U.S. person’s partnership interest), as well as income realized on certain “excess distributions” by such PFIC, would be treated as though realized ratably over the shorter of the U.S. person’s holding period of the partnership interest in BPY or BPY’s holding period for the PFIC, subject to certain elections. Such gain or income generally would be taxable as ordinary income. In addition, an interest charge would apply, based on the tax deemed deferred from prior years.

Notwithstanding the general PFIC rules described above, based on BPY’s treatment of distributions on Preferred Units as guaranteed payments for the use of capital, BPY intends to take the position that the PFIC rules generally do not apply to U.S. Holders whose indirect interest in a PFIC arises solely by reason of owning Preferred Units. If this position is correct, gain on the disposition of stock of such a PFIC or income realized on excess distributions by such a PFIC generally would not be taxable to such U.S. Holders under the PFIC rules. Consistent with BPY’s position, BPY does not anticipate allocating to a U.S. Holder any ordinary earnings or net capital gain attributable to any subsidiary PFIC with respect to which a “qualified electing fund” election (“QEF Election”) has been made, if such U.S. Holder’s interest in such PFIC arises solely by reason of owning Preferred Units. Nor does BPY currently anticipate allocating any gain from the disposition (including a deemed disposition) of stock of a subsidiary PFIC to such U.S. Holder, regardless of whether any QEF Election has been made with respect to such PFIC.

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

In addition, if, as anticipated, BPY and New LP are not engaged in a U.S. trade or business, the amount realized by a Non-U.S. Holder upon the disposition of Preferred Units or New LP Preferred Units generally will not be subject to U.S. federal income tax, including U.S. federal withholding tax. Under Section 1446(f) of the U.S. Internal Revenue Code, the transferee of an interest in a partnership that is engaged in a U.S. trade or business generally is required to withhold 10% of the amount realized by the transferor, unless the transferor certifies that it is not a foreign person. In the case of a transfer of interest in a publicly traded partnership affected through a broker, the broker bears the primary responsibility for such withholding. Moreover, if Section 1446(f) of the U.S. Internal Revenue Code applies, a broker may be required to withhold 10% of the amount of a distribution exceeding a publicly traded partnership’s cumulative net income. However, under Treasury Regulations, no withholding is required if the broker properly relies on a certification made by a publicly traded partnership in a “qualified notice” that the “10-percent exception” applies. The 10-percent exception applies to a transfer of a publicly traded interest in a publicly traded partnership if: (i) the publicly traded partnership was not engaged in a U.S. trade or business at any time during a specified period of time; or (ii) upon a hypothetical sale of the publicly traded partnership’s assets at fair market value, (1) the amount of net gain that would have been effectively connected with the conduct of a trade or business within the United States would be less than 10% of the total net gain, or (2) no gain would have been effectively connected with the conduct of a trade or business in the United States.

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

Backup Withholding

For each calendar year, BPY and New LP will report to Preferred Unitholders and New LP Preferred Unitholders, respectively, and to the IRS the amount of distributions made, and the amount of tax (if any) withheld on these distributions. Under the backup withholding rules, a Preferred Unitholder or New LP Preferred Unitholder may be subject to backup withholding tax with respect to distributions paid unless the holder (i) is an exempt recipient and demonstrates this fact when required or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax, and otherwise complies with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt should certify such status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting an appropriate, properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Preferred Unitholder or New LP Preferred Unitholder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund from the IRS, provided the holder supplies the required information to the IRS in a timely manner.

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

Certain Material Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax consequences under the Tax Act of the holding and disposition of Preferred Units and New LP Preferred Units generally applicable to a Preferred Unitholder or New LP Preferred Unitholder, as applicable, who for purposes of the Tax Act and at all relevant times, (i) holds such units as capital property, (ii) is not a partnership, and (iii) deals at arm’s length with and is not affiliated with BPY, the Property Partnership, the BPY General Partner, New LP, the New LP General Partner, and their respective affiliates (a “Holder”). Generally, the Preferred Units and New LP Preferred Units will be considered to be capital property to a Holder, provided that the Holder does not use or hold such units in the course of carrying on a business trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for the purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires Preferred Units or New LP Preferred Units, as applicable, as a “tax shelter investment” (and this summary assumes that no such persons hold such units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in BPY or New LP, as applicable; (vi) if any affiliate of BPY or New LP, as applicable, is, or becomes as part of a series of transactions that includes the acquisition of Preferred Units or New LP Preferred Units, as applicable, a “foreign affiliate” (for purposes of the Tax Act, including sections 93.1 and 212.3 of the Tax Act) of such Holder or of any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act; or (vii) that has entered into or will enter into a “derivative forward agreement” (as defined in the Tax Act) with respect to their Preferred Units or New LP Preferred Units, as applicable. Any such Holders should consult their own tax advisors with respect to an investment in Preferred Units or New LP Preferred Units.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the currently published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative decision or action, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect our Holders. Holders should consult their own tax advisors in respect of the provincial, territorial, or foreign income tax consequences to them of holding and disposing Preferred Units or New LP Preferred Units, as applicable.

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

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D. “Risk Factors — Risks Relating to Taxation — Canada.”

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

If, with respect to a given fiscal year, no distribution is made by BPY to its partners or BPY has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to the Preferred Unitholders in respect of the Preferred Units held by them on each such date, such amount of BPY’s income or loss for tax purposes (as the case may be) as the BPY General Partner determines is reasonable in the circumstances, having regard to such factors as the BPY General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to BPY on the issuance of the Preferred Units as compared to all other units and the relative fair market value of the Preferred Units as compared to all other units, and (ii) to the partners, other than in respect of the Preferred Units, the remaining amount of BPY’s income or loss for tax purposes, as the case may be, pro rata in the proportion that the number of units of BPY (other than the Preferred Units) held at each such date by a partner is of the total number of units of BPY (other than the Preferred Units) that are issued and outstanding at each such date.

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

In computing the income (or loss) of BPY and New LP, as applicable, deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by BPY and New LP, as applicable, for the purpose of earning income, subject to the relevant provisions of the Tax Act. BPY and New LP, as applicable, may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by BPY and New LP, as applicable, to issue partnership interests. The portion of such issue expenses deductible by BPY and New LP, as applicable, in a taxation year is 20% of such issue expenses, pro-rated where BPY’s or New LP’s taxation year is less than 365 days. Certain interest deductibility limitation rules contained in the Tax Act (the “EIFEL Rules”) would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts (other than certain excluded entities) in certain circumstances where such taxpayer’s net interest and financing expenses exceed a fixed ratio of the taxpayer’s adjusted taxable income, or in certain circumstances where such taxpayer’s net interest and financing expenses exceed an alternative allocated group ratio amount. In general, under the EIFEL Rules, any interest and financing expenses and income of BPY or New LP, as applicable will be attributed to Resident Holders that are corporations or trusts to the extent of their interest in BPY or New LP, as applicable. Where a Resident Holder to which the EIFEL Rules apply is determined to have excess interest and financing expenses under the EIFEL Rules (determined including its allocable share of any interest and financing expenses and income of BPY or New LP), the Resident Holder will be required to include an amount in income in respect of its share of BPY’s or New LP’s interest and financing expenses (effectively reversing the Resident Holder’s allocable share of the deduction by BPY or New LP in respect of such expenses). The EIFEL Rules could apply to corporations and trusts within our group and to certain Resident Holders in respect of their interest in our partnership. However, the EIFEL Rules do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. The EIFEL Rules will generally apply in respect of taxation years beginning on or after October 1, 2023. The EIFEL Rules and their application are highly complex. Resident Holders should consult their own tax advisors regarding the possible application of the EIFEL Rules in their particular circumstances.

In general, a Resident Holder’s share of any income (or loss) of BPY or New LP, as applicable, from a particular source will be treated as if it were income (or loss) of the Resident Holder from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Resident Holder. BPY holds managing general partner interests of the Property Partnership and BPY holds general partner interests in New LP. In computing BPY’s income (or loss) under the Tax Act, each of the Property Partnership and New LP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of a Resident Holder in respect of their Preferred Units on account of income (or loss) earned by the Property Partnership and New LP generally will be determined by reference to the source and character of such amounts when earned by the Property Partnership and New LP.

With respect to a Resident Holder that holds Preferred Units, such Resident Holder’s share of taxable dividends received or considered to be received by BPY in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Resident Holder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) when the dividend received by the Property Partnership is designated as an “eligible dividend.”

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

Any of the non-resident subsidiaries in which the Property Partnership directly holds an equity interest are expected to be CFAs of the Property Partnership. Dividends paid to the Property Partnership by a CFA of the Property Partnership will be included in computing the income of the Property Partnership. To the extent that any CFA or Indirect CFA of the Property Partnership earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to the Property Partnership under the rules in the Tax Act must be included in computing the income of the Property Partnership for Canadian federal income tax purposes for the fiscal period of the Property Partnership in which the taxation year of that CFA or Indirect CFA ends (or is deemed to end for this purpose), whether or not the Property Partnership actually receives a distribution of that FAPI. BPY will include its share of such FAPI of the Property Partnership in computing its income for Canadian federal income tax purposes and Resident Holders that hold Preferred Units will be required to include their proportionate share of such FAPI allocated from BPY in computing their income for Canadian federal income tax purposes. As a result, Resident Holders that hold Preferred Units may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of the Property Partnership for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to the Property Partnership of its shares of the particular CFA in respect of which the FAPI was included. At such time as the Property Partnership receives a dividend of this type of income that was previously included in the Property Partnership’s income as FAPI, such dividend will effectively not be included in computing the income of the Property Partnership and there will be a corresponding reduction in the adjusted cost base to the Property Partnership of the particular CFA shares. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” of the Property Partnership may be limited in certain specified circumstances, including where the direct or indirect share of the income allocated to any member of the Property Partnership (which is deemed for this purpose to include a Resident Holder that holds Preferred Units) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to the Property Partnership. For this purpose, a Resident Holder that holds Preferred Units is not considered to have a lesser direct or indirect share of the income of the Property Partnership under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of the Property Partnership or in the manner of allocating the income of the Property Partnership because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in the Property Partnership’s income in respect of a particular “foreign affiliate” of the Property Partnership will be limited.

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

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act), or is deemed to be, at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include net taxable capital gains. Resident Holders are advised to consult their own tax advisors in this regard.

Eligibility for Investment

Provided that the Preferred Units or New LP Preferred Units, as applicable, are listed on a “designated stock exchange” (which currently includes the Nasdaq and the TSX), the Preferred Units and New LP Preferred Units, as applicable, will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, RESP, RDSP, TFSA, and FHSA.

Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA, FSHA or RDSP or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if Preferred Units or New LP Preferred Units, as applicable, held in the RRSP, RRIF, TFSA, FHSA, RDSP or RESP are “prohibited investments” (as defined in subsection 207.01(1) of the Tax Act) for the RRSP, RRIF, TFSA, FHSA, RDSP or RESP, as the case may be. Preferred Units and New LP Preferred Units, as applicable, will generally not be a “prohibited investment” on the date hereof for a trust governed by a RRSP, RRIF, TFSA, FHSA, RDSP or RESP if the annuitant under the RRSP or RRIF, the holder of the TFSA or RDSP or the subscriber of an RESP, as applicable, deals at arm’s length with BPY or New LP, as applicable, for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act for purposes of such “prohibited investment” rules, in BPY or New LP, as applicable. Resident Holders who will hold Preferred Units or New LP Preferred Units, as applicable, in an RRSP, RRIF, TFSA, FHSA, RDSP or RESP should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

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

The following portion of the summary assumes that (i) Preferred Units and New LP Preferred Units, as applicable, are not and will not at any relevant time constitute “taxable Canadian property” of any Non-Resident Holder, and (ii) BPY, the Property Partnership and New LP will not dispose of property that is “taxable Canadian property.” “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, Preferred Units will not constitute “taxable Canadian property” of any Non-Resident Holder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of Preferred Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) the Preferred Units are otherwise deemed to be “taxable Canadian property." Since BPY’s assets will consist principally of units of the Property Partnership, Preferred Units would generally be “taxable Canadian property” at a particular time if the units of the Property Partnership held by BPY derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above at any time in the 60-month period preceding the particular time. The BPY General Partner does not expect Preferred Units or the New LP Preferred Units, respectively, to be “taxable Canadian property” at any relevant time and does not expect BPY, the Property Partnership, or New LP, as applicable, to dispose of “taxable Canadian property." However, no assurance can be given that the Preferred Units will not be “taxable Canadian property” or that BPY will not dispose of “taxable Canadian property.”

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

10.F.    DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G.    STATEMENT BY EXPERTS

Not applicable.

10.H    DOCUMENTS ON DISPLAY

Our company is subject to the information filing requirements of the Exchange Act, and accordingly is required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and furnish other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and the BPY General Partner’s directors and our major unitholders are not subject to the insider short swing profit recovery rules under Section 16 of the Exchange Act. The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may obtain our SEC filings on the SEC website or on our website bpy.brookfield.com. The information on our website is not part of this annual report.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Form 20-F in Note 31, Financial Instruments in our annual 2025 financial statements for further information.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2025, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out under the supervision and with the participation of persons performing the functions of principal executive and principal financial officers for us and our Service Providers. Based upon that evaluation, the persons performing the functions of principal executive and principal financial officers for us have concluded that, as of December 31, 2025, our disclosure controls and procedures were effective: (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the persons performing the functions of principal executive and principal financial officers for us, to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

Report of Independent Registered Public Accounting Firm

As we are a non-accelerated filer, the effectiveness of our internal control over financial reporting as of December 31, 2025 is not subject to attestation from our independent registered public accounting firm.

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2025, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the periods ended December 31, 2025 and 2024.

	December 31, 2025		December 31, 2024
(US$ Thousands)	Total	%	Total	%
Audit fees(1)	$8,088	25%	$9,568	27%
Audit-related fees(2)	24,456	75%	24,911	71%
Tax fees(3)	164	—%	273	1%
Other(4)	67	—%	248	1%
Total	$32,775	100%	$35,000	100%
(1)Audit fees include fees for the audit of our 2025 annual consolidated financial statements and the review of the consolidated financial statements included in our quarterly interim reports. This category also includes fees for comfort letters, consents and review of certain documents filed with securities regulatory authorities.
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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

    During the period ended December 31, 2025, there were no Preferred Units or New LP Preferred Units purchased by our company or any affiliated purchasers.

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

ITEM 16H.    MINE SAFETY DISCLOSURE

Pursuant to Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, issuers that are operators, or that have a subsidiary that is an operator, of a coal or other mine in the United States are required to disclose in their periodic reports filed with the SEC information regarding specified health and safety violations, orders and citations, related assessments and legal actions, and mining-related fatalities under the regulation of the Federal Mine Safety and Health Administration (the “MSHA”) under the Federal Mine Safety and Health Act of 1977, as amended, (the “Mine Act”). During the fiscal year ended December 31, 2025, our company did not have any mines in the United States subject to regulation by MSHA under the Mine Act.

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

ITEM 16K.    CYBERSECURITY

Risk management and strategy

We believe our cybersecurity program is reasonably designed to materially protect the confidentiality, integrity and availability of our information and technology. This program addresses security governance, security awareness, employee training, relevant access and end-point security, vulnerability management, penetration testing, security monitoring and incident response. We use technologies designed to enhance our ability to detect and respond to security risks and response capabilities, in addition to access controls and anti-malware protections. We believe our practices are informed by and generally aligned with the National Institute of Standards and Technology Cybersecurity Framework.

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

We may engage third parties from time to time, including to conduct risk assessments and/or audits. We have policies and processes in place to govern third-party access and reduce the risks associated with such access. Our third-party risk management processes include risk-based due diligence, contractual security requirements, and ongoing monitoring proportionate to the sensitivity of the services provided. Prior to authorization and granting access, the terms and conditions of such access must be agreed to as part of a formal agreement or contract. In addition, all authorized third-party access must be limited, monitored and controlled as appropriate.

In 2025, we further enhanced our data protection and threat-intelligence capabilities; improved our processes for third-party risk management; continued mandatory cybersecurity education for all employees; and incorporated social engineering into our phishing simulations.

Data privacy and cybersecurity are one element of our comprehensive approach to strong corporate governance and risk management practices, which also focuses on corporate governance ethics; our board of directors; ethical business conduct; and supply chain and vendor management.

Our systems face cybersecurity risks, and we have in the past experienced threats to and breaches of our data and systems. Material cybersecurity incidents are escalated to senior management, including legal, compliance and information security leadership, for evaluation. Where appropriate, matters are reported to the audit committee of the BPY General Partner. Management assesses the materiality of cybersecurity incidents based on their potential impact on our business, financial condition and results of operations. To date, prior incidents have not had a material impact on our business, results of operations or financial condition. We can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See “Item 3.D. Risk Factors— Cybersecurity failures and data security incidents could adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential, personal or other sensitive information and/or damage to our business relationships or reputation, any of which could negatively impact our business, financial condition and operating results.”

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

PART III

ITEM 17.    FINANCIAL STATEMENTS

Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

See the list of financial statements beginning on page F-1 which are filed as part of the annual report on Form 20-F.

 ITEM 19.    EXHIBITS

Number	Description

1.1	Certificate of registration of our company, registered as of January 3, 2013(1)
1.2	Second Amended and Restated Limited Partnership Agreement of our company, dated August 8, 2013(2)
1.3	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated November 5, 2015(3)
1.4	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated March 21, 2019(4)
1.5	Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated August 20, 2019(5)
1.6	Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company, dated February 18, 2020(6)
1.7	Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated April 21, 2020(7)
1.8	Sixth Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated March 31, 2021(8)
1.9	Seventh Amendment to the Second Amended and Restated Limited Partnership Agreement of our company dated July 26, 2021(9)
2.1	Description of Securities(32)
4.1	Third Amended and Restated Master Services Agreement by and among Brookfield Corporation, the Service Recipients and the Service Providers, dated August 3, 2021(11)
4.2	First Amendment to Third Amended and Restated Master Services Agreement by and among Brookfield Corporation, the Service Recipients and the Service Providers, dated February 2, 2022(12)
4.3	Second Amendment to Third Amended and Restated Master Services Agreement by and among Brookfield Corporation, the Service Recipients and the Service Providers, dated August 11, 2023(13)
4.4	Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 20, 2019(14)
4.5	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated March 21, 2019(15)
4.6	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 28, 2019(16)
4.7	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 20, 2019(17)
4.8	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated February 18, 2020(18)
4.9	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated April 21, 2020(19)
4.10	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated July 26, 2021(20)
4.11	Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated August 3, 2021(21)
4.12	Eighth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated October 20, 2023(22)

4.13	Ninth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of the Property Partnership, dated March 25, 2024 (36)
4.14	Guarantee Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(23)
4.15	Investor Agreement between our company and the Class A Preferred Unitholder dated December 4, 2014(23)
4.16	Indenture dated July 3, 2018 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(24)
4.17
Guarantee dated July 3, 2018 between Brookfield Property Partners LP, Brookfield Property LP, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited, BPY Bermuda Holdings VI Limited and Computershare Trust Company of Canada(24)

4.18	Fourth Supplemental Indenture dated January 15, 2020 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(25)
4.19	Sixth Supplemental Indenture dated October 12, 2021 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(26)
4.20	Seventh Supplemental Indenture dated February 13, 2023 between Brookfield Property Finance ULC and Computershare Trust Company of Canada(27)
4.21	Limited Partnership Agreement, dated April 13, 2021, of Brookfield Property Preferred L.P. (29)
4.22	First Amendment, dated July 26, 2021, to the Limited Partnership Agreement of Brookfield Property Preferred L.P. (30)
4.23
Subordinated Guarantee, dated July 26, 2021, in favor of Brookfield Property Preferred L.P. by Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited (35)

11.1	Personal Trading Policy of Brookfield Corporation(33)
12.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(10)
12.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(10)
13.1	Certification of Brian W. Kingston, Chief Executive Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(10)
13.2	Certification of Bryan K. Davis, Chief Financial Officer, Brookfield Property Group LLC, pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002(10)
17.1	List of Subsidiary Issuers and Guarantors (28)
97.1	Clawback Policy(32)
101.INS	XBRL Instance Document(10)
101.SCH	XBRL Taxonomy Extension Schema Document(10)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document(10)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document(10)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document(10)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document(10)

(1)	Filed as an exhibit to Amendment No. 1 to Registration Statement on Form 20-F on June 12, 2012 and incorporated herein by reference.
(2)	Filed as an exhibit to Form 6-K on August 8, 2013 and incorporated herein by reference.
(3)	Filed as an exhibit to Form 20-F on March 17, 2016 and incorporated herein by reference.
(4)	Filed as an exhibit to Form 6-K on March 21, 2019 and incorporated herein by reference
(5)	Filed as an exhibit to Form 6-K on August 20, 2019 and incorporated herein by reference.
(6)	Filed as an exhibit to Form 6-K on February 18, 2020 and incorporated herein by reference
(7)	Filed as an exhibit to Form 6-K on May 11, 2020 and incorporated herein by reference.
(8)	Filed as an exhibit to Form 6-K on April 5, 2021 and incorporated herein by reference.
(9)	Filed as an exhibit to Form 6-K on July 27, 2021 and incorporated herein by reference.
(10)	Filed herewith.
(11)	Filed as an exhibit to Form 6-K on August 30, 2021 and incorporated herein by reference.

(12)	Filed as an exhibit to Form 6-K on February 11, 2022 and incorporated herein by reference.
(13)	Filed as an exhibit to Form 6-K on August 15, 2023 and incorporated herein by reference.
(14)	Filed as an exhibit to Form 6-K on February 20, 2019 and incorporated herein by reference.
(15)	Filed as an exhibit to Form 6-K on March 21, 2019 and incorporated herein by reference.
(16)	Filed as an exhibit to Form 6-K on April 30, 2019 and incorporated herein by reference.
(17)	Filed as an exhibit to Form 6-K on August 20, 2019 and incorporated herein by reference.
(18)	Filed as an exhibit to Form 6-K on February 18, 2020 and incorporated herein by reference.
(19)	Filed as an exhibit to Form 6-K on May 11, 2020 and incorporated herein by reference.
(20)	Filed as an exhibit to Form 6-K on July 27, 2021 and incorporated herein by reference.
(21)	Filed as an exhibit to Form 6-K on August 30, 2021 and incorporated herein by reference.
(22)	Filed as an exhibit to Form 6-K on October 23, 2023 and incorporated herein by reference.
(23)	Filed as an exhibit to Form 6-K on December 4, 2014 and incorporated herein by reference.
(24)	Filed as an exhibit to Form 6-K on July 3, 2018 and incorporated herein by reference.
(25)	Filed as an exhibit to Form 6-K on January 16, 2020 and incorporated herein by reference.
(26)	Filed as an exhibit to Form 6-K on October 18, 2021 and incorporated herein by reference.
(27)	Filed as an exhibit to Form 6-K on February 13, 2023 and incorporated herein by reference.
(28)	Filed as Exhibit 22.1 to the Registration Statement on Form F-4 (File Nos. 333-255512, 333-255512-01, 333-255512-02, 333-255512-03, 333-255512-04, 333-255512-05, 333-255512-06, 333-255512-07, 333-255512-08, 333-255512-09 and 333-255512-10) of Brookfield Corporation Inc., Brookfield Property Preferred L.P. and the guarantors described therein on April 26, 2021 and incorporated herein by reference.
(29)	Filed as Exhibit 3.4 to Amendment No.1 to the Registration Statement on Form F-4 (File Nos. 333-255512, 333-255512-01, 333-255512-02, 333-255512-03, 333-255512-04, 333-255512-05, 333-255512-06, 333-255512-07, 333-255512-08, 333-255512-09 and 333-255512-10) of Brookfield Corporation Inc., Brookfield Property Preferred L.P. and the guarantors described therein on May 27, 2021 and incorporated herein by reference.
(30)	Filed as an exhibit to Form 8-A on July 26, 2021 and incorporated herein by reference.
(31)	Filed as an exhibit to Form 6-K on April 11, 2024 and incorporated herein by reference.
(32)	Filed as an exhibit to Form 20-F on March 1, 2024 and incorporated herein by reference.
(33)	Filed as an exhibit to Form 20-F on March 21, 2025 and incorporated herein by reference.

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
Name: Jane Sheere
Title: Secretary

Date: February 27, 2026

Index to Financial Statements

Page

Consolidated financial statements of Brookfield Property Partners L.P. as at December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025	F-2

Brookfield Property Partners L.P.

Consolidated financial statements
As at December 31, 2025 and 2024 and
for the years ended December 31, 2025, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders and the Board of Directors of Brookfield Property Partners L.P.
Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Brookfield Property Partners L.P. and subsidiaries (the "Partnership") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the supplemental schedule of investment property information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Fair Value of Investment Properties - Refer to Notes 2(d), 2(q)(v) and 4 to the financial statements

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

/s/ Deloitte LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 27, 2026

We have served as the Partnership's auditor since 2011.

Brookfield Property Partners L.P.
Consolidated Balance Sheets

(US$ Millions)	Note	Dec. 31, 2025	Dec. 31, 2024
Assets
Non-current assets
Investment properties	4	$56,934	$62,078
Equity accounted investments	6	21,244	19,547
Property, plant and equipment	8	6,982	5,484
Goodwill	9	1,181	931
Intangible assets	10	1,060	899
Other non-current assets	11	4,512	5,339
Loans and notes receivable		382	204
Total non-current assets		92,295	94,482
Current assets
Loans and notes receivable		154	720
Accounts receivable and other	12	1,968	2,081
Cash and cash equivalents		1,859	2,208
Total current assets		3,981	5,009
Assets held for sale	13	3,004	3,100
Total assets		$99,280	$102,591

Liabilities and equity
Non-current liabilities
Debt obligations	14	$35,354	$35,964
Capital securities	15	621	2,671
Other non-current liabilities	17	1,268	1,542
Deferred tax liabilities	16	1,998	2,495
Total non-current liabilities		39,241	42,672
Current liabilities
Debt obligations	14	10,876	14,719
Capital securities	15	785	158
Accounts payable and other liabilities	18	5,499	5,895
Total current liabilities		17,160	20,772
Liabilities associated with assets held for sale	13	305	898
Total liabilities		56,706	64,342

Equity
Limited partners	19	8,322	7,718
General partner	19	3	3
Preferred equity		699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	19,20	14,871	13,795
FV LTIP units of the Operating Partnership	19,20	10	12
Interests of others in operating subsidiaries and properties	5,20	18,669	16,022
Total equity		42,574	38,249
Total liabilities and equity		$99,280	$102,591
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Income

(US$ Millions) Years ended Dec. 31,	Note	2025	2024	2023
Commercial property revenue	21	$4,703	$5,961	$5,929
Hospitality revenue	22	1,641	2,357	2,594
Investment and other revenue	23	803	793	960
Total revenue		7,147	9,111	9,483
Direct commercial property expense	24	1,894	2,381	2,336
Direct hospitality expense	25	1,195	1,885	2,090
Investment and other expense		160	37	304
Interest expense		3,530	4,764	4,823
General and administrative expense	26	1,225	1,391	1,404
Total expenses		8,004	10,458	10,957
Fair value losses, net	27	(173)	(692)	(673)
Share of net earnings (losses) from equity accounted investments	6	882	331	(121)
Loss before income taxes		(148)	(1,708)	(2,268)
Income tax expense (benefit)	16	157	289	(419)
Net loss		$(305)	$(1,997)	$(1,849)

Net loss attributable to:
Limited partners		$(361)	$(510)	$(442)
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(646)	(909)	(790)
FV LTIP units of the Operating Partnership		—	(1)	(1)
Interests of others in operating subsidiaries and properties		702	(577)	(616)
Total		$(305)	$(1,997)	$(1,849)
See accompanying notes to the consolidated financial statements.
.

Brookfield Property Partners L.P.
Consolidated Statements of Comprehensive Income

(US$ Millions) Years ended Dec. 31,	Note	2025	2024	2023
Net loss		$(305)	$(1,997)	$(1,849)
Other comprehensive income (loss)	28
Items that may be reclassified to net income (loss):
Foreign currency translation		557	(323)	144
Cash flow hedges		42	(140)	48
Equity accounted investments		(38)	(32)	(55)
Items that will not be reclassified to net loss:
Securities - fair value through other comprehensive income (loss) ("FVTOCI")		16	8	(18)
Share of revaluation surplus on equity accounted investments		55	24	6
Remeasurement of defined benefit obligations		—	—	(2)
Revaluation surplus (deficit)		51	(39)	639
Total other comprehensive income (loss)		683	(502)	762
Total comprehensive income (loss)		$378	$(2,499)	$(1,087)
Comprehensive income attributable to:
Limited partners
Net loss		$(361)	$(510)	$(442)
Other comprehensive income (loss)		192	(123)	112
		(169)	(633)	(330)
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net loss		(646)	(909)	(790)
Other comprehensive income (loss)		344	(220)	201
		(302)	(1,129)	(589)
FV LTIP units of the Operating Partnership
Net income (loss)		—	(1)	(1)
Other comprehensive income (loss)		—	—	—
		—	(1)	(1)
Interests of others in operating subsidiaries and properties
Net income (loss)		702	(577)	(616)
Other comprehensive income (loss)		147	(159)	449
		849	(736)	(167)
Total comprehensive income (loss)		$378	$(2,499)	$(1,087)
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P.
Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
(US$ Millions)	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	Limited partners equity	Capital	Retained earnings	Ownership changes	Accumulated other compre-hensive (loss) income	General partner equity	Total preferred equity	Redeemable/ exchangeable and special limited partnership units	FV LTIP units of the Operating Partnership	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2024	$7,189	$(1,913)	$2,557	$(115)	$7,718	$4	$2	$(3)	$—	$3	$699	$13,795	$12	$16,022	$38,249
Net (loss) income	—	(361)	—	—	(361)	—	—	—	—	—	—	(646)	—	702	(305)
Other comprehensive income	—	—	—	192	192	—	—	—	—	—	—	344	—	147	683
Total comprehensive (loss) income	—	(361)	—	192	(169)	—	—	—	—	—	—	(302)	—	849	378
Distributions	—	(448)	—	—	(448)	—	—	—	—	—	—	(800)	(1)	(1,528)	(2,777)
Preferred distributions	—	(16)	—	—	(16)	—	—	—	—	—	—	(28)	—	—	(44)
Issuance (repurchase/deconsolidation) of interests in operating subsidiaries	1,272	(34)	(3)	—	1,235	—	—	—	—	—	—	2,207	—	3,326	6,768
Change in relative interests of non-controlling interests	—	—	2	—	2	—	—	—	—	—	—	(1)	(1)	—	—
Balance as at Dec. 31, 2025	$8,461	$(2,772)	$2,556	$77	$8,322	$4	$2	$(3)	$—	$3	$699	$14,871	$10	$18,669	$42,574

Balance as at Dec. 31, 2023	$6,464	$(937)	$2,548	$9	$8,084	$4	$2	$(1)	$(1)	$4	$699	$14,447	$21	$25,332	$48,587
Net loss	—	(510)	—	—	(510)	—	—	—	—	—	—	(909)	(1)	(577)	(1,997)
Other comprehensive loss	—	—	—	(123)	(123)	—	—	—	—	—	—	(220)	—	(159)	(502)
Total comprehensive loss	—	(510)	—	(123)	(633)	—	—	—	—	—	—	(1,129)	(1)	(736)	(2,499)
Distributions	—	(452)	—	—	(452)	—	—	—	—	—	—	(807)	(1)	(1,826)	(3,086)
Preferred distributions	—	(16)	—	—	(16)	—	—	—	—		—	(28)	—	—	(44)
Issuance (repurchase) of interests in operating subsidiaries	725	2	7	—	734	—	—	—	—	—		1,310	(5)	(6,748)	(4,709)
Change in relative interests of non-controlling interests	—	—	2	(1)	1	—	—	(2)	1	(1)	—	2	(2)	—	—
Balance as at Dec. 31, 2024	$7,189	$(1,913)	$2,557	$(115)	$7,718	$4	$2	$(3)	$—	$3	$699	$13,795	$12	$16,022	$38,249

Balance as at Dec. 31, 2022	$5,861	$(67)	$2,526	$(103)	$8,217	$4	$2	$(1)	$(1)	$4	$699	$14,688	$45	$18,084	$41,737
Net loss	—	(442)	—	—	(442)	—	—	—	—	—	—	(790)	(1)	(616)	(1,849)
Other comprehensive income	—	—	—	112	112	—	—	—	—	—	—	201	—	449	762
Total comprehensive (loss) income	—	(442)	—	112	(330)	—	—	—	—	—	—	(589)	(1)	(167)	(1,087)
Distributions	—	(440)	—	—	(440)	—	—	—	—	—	—	(789)	(2)	(3,395)	(4,626)
Preferred distributions	—	(16)	—	—	(16)	—	—	—	—		—	(28)	—	—	(44)
Issuance (repurchase) of interests in operating subsidiaries	603	28	19	—	650	—	—	—	—	—		1,161	(14)	10,810	12,607
Change in relative interests of non-controlling interests	—	—	3	—	3	—	—	—	—	—	—	4	(7)	—	—
Balance as at Dec. 31, 2023	$6,464	$(937)	$2,548	$9	$8,084	$4	$2	$(1)	$(1)	$4	$699	$14,447	$21	$25,332	$48,587
See accompanying notes to the consolidated financial statements.

Brookfield Property Partners L.P. Consolidated Statements of Cash Flows

(US$ Millions) Years ended Dec. 31,	Note	2025	2024	2023
Operating activities
Net loss		$(305)	$(1,997)	$(1,849)
Share of equity accounted (earnings) loss, net of distributions		(614)	(41)	306
Fair value losses, net	27	173	692	673
Deferred income tax expense (benefit)	16	77	96	(554)
Depreciation and amortization	24, 25	269	418	440
Working capital and other		(195)	1,850	314
		(595)	1,018	(670)
Financing activities
Debt obligations, issuance		11,723	21,512	18,896
Debt obligations, repayments		(14,536)	(17,836)	(20,200)
Capital securities, issued	15	79	366	277
Capital securities, redeemed	15	(1)	(14)	(16)
Non-controlling interests, issued		3,688	3,361	6,535
Non-controlling interests, purchased		(18)	(10)	(51)
Settlement of deferred consideration		(3)	140	(458)
Repayment of lease liabilities		(56)	(60)	(52)
Limited partnership units, issued		1,274	510	603
Issuances to redeemable/exchangeable and special limited partnership unitholders		2,273	908	1,077
Redemption of FV LTIP units of the Operating Partnership		(3)	(6)	(15)
Distributions to non-controlling interests in operating subsidiaries		(1,527)	(1,831)	(3,378)
Preferred distributions		(44)	(44)	(44)
Distributions to limited partnership unitholders		(448)	(452)	(440)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(800)	(807)	(789)
Distributions to holders of FV LTIP units of the Operating Partnership		(1)	(1)	(2)
		1,600	5,736	1,943
Investing activities
Acquisitions
Investment properties		(4,078)	(9,053)	(4,807)
Property, plant and equipment		(758)	(403)	(529)
Equity accounted investments		(845)	(425)	(496)
Financial assets and other		(819)	(1,342)	(1,877)
Business combinations, net of cash acquired		(820)	(6)	940
Dispositions
Investment properties		4,172	2,437	1,358
Property, plant and equipment		345	562	228
Equity accounted investments		382	1,019	1,088
Financial assets and other		867	980	938
Disposition of subsidiaries		—	97	—
Cash impact of deconsolidation and reclassification to assets held for sale		(6)	(703)	197
Restricted cash and deposits		135	39	(21)
		(1,425)	(6,798)	(2,981)
Cash and cash equivalents
Net change in cash and cash equivalents during the year		(420)	(44)	(1,708)
Net change in cash classified within assets held for sale		8	(30)	(1)
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		63	(59)	30
Balance, beginning of year		2,208	2,341	4,020
Balance, end of year		$1,859	$2,208	$2,341

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$128	$140	$180
Interest (excluding dividends on capital securities)		$2,908	$4,357	$4,755
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

The partnership’s primary investment is a 36% managing general partnership units (“GP Units”) interest in Brookfield Property L.P. (the “Operating Partnership”). The GP Units provide the partnership with the power to direct the relevant activities of the Operating Partnership.

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

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the partnership on February 27, 2026.

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

When the partnership transacts with a joint venture or an associate, any gain or loss is eliminated only to the extent of the partnership’s proportionate share, and the remaining amounts are recognized in the partnership’s consolidated financial statements. Outstanding balances between the partnership and jointly controlled entities are not eliminated on the balance sheet.

(iii)Joint operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to assets and obligations for liabilities relating to the arrangement. This usually results from a direct interest in the assets and liabilities of an investee rather than through the establishment of a separate legal entity. The partnership recognizes only its assets, liabilities and share of revenues and expenses of the joint operations.

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

d)Investment properties
Investment properties consist of commercial properties which are principally held to earn rental income and commercial developments that are being constructed or developed for future use as commercial properties. Investment properties are measured initially at cost, or fair value if acquired in a business combination (see Note 2(n), Business Combinations, for further discussion). The cost of commercial development properties includes direct development costs, realty taxes, borrowing costs directly attributable to the development and administrative costs, e.g., salaries and overhead that are specifically attributable to a development project. The partnership elects the fair value model for all investment properties and measures them at fair value subsequent to initial recognition on the consolidated balance sheet. As a result, it is not necessary to assess the carrying amounts of the investment properties for impairment.

Substantially all of the partnership’s investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten years. A capitalization rate is applied to the terminal year’s net operating income, and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain assets, the partnership relies on quarterly or annual valuations prepared by external valuation professionals. Where an external appraisal is obtained for a property that is valued using a model developed by management, the partnership compares the results of those external appraisals to its internally prepared values and reconciles significant differences when they arise. Discount and terminal capitalization rates are verified by comparing to market data, third party reports, research material and brokers’ opinions. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis.

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

Revaluations of hospitality properties are performed annually at December 31, the end of the fiscal year. Where the carrying amount of an asset is increased as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity within revaluation surplus, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset is decreased, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder recognized in net income. Revaluation gains are recognized in other comprehensive income and are not subsequently recycled into profit or loss. The cumulative revaluation surplus is transferred directly to retained earnings when the asset is derecognized.

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

An ROU asset comprises the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. ROU assets classified as investment properties are subsequently measured at fair value. ROU assets classified as property, plant and equipment, including hospitality assets, since they represent a separate class of property, plant and equipment to the partnership’s owned hospitality assets, and are subsequently measured on a depreciated cost basis over the lease term. ROU assets are presented in the respective lines based on their classification on the consolidated balance sheets.

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

(ii)Impairment of financial instruments
The partnership recognizes a loss allowance for expected credit losses (“ECL”) on debt instruments that are measured at amortized cost or at FVTOCI and other receivables. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. For debt instruments, the partnership recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. If the credit risk on the financial instrument has not increased significantly since initial recognition, the loss allowance for that financial instrument is measured at an amount equal to 12‑month ECL. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12‑month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date. The partnership always recognizes lifetime ECL for other receivables. Any related loss allowances are recorded through profit or loss. Refer to Note 12, Accounts Receivable And Other for detail on the current year’s loss allowance.

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

Note 31, Financial Instruments provides details of the hedging instruments and hedged exposures to which the IBOR Reform are applied as at December 31, 2025.

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

For business combinations, consideration is the aggregate of the fair values, at the date of exchange, of assets transferred, liabilities incurred by the partnership to the former owners, and equity instruments issued in exchange for control of the acquiree. Acquisition-related costs are recognized in net income as incurred. At the acquisition date, the partnership recognizes the identifiable assets acquired and liabilities assumed at their acquisition-date fair values, except for non-current assets classified as held-for-sale, which are recognized at fair value less costs to sell, and deferred tax assets or liabilities, which are measured in accordance with International Accounting Standard (“IAS”) 12, Income Taxes. The partnership also evaluates whether there are previously unrecognized intangible assets of the acquiree, and recognizes them as identifiable intangible assets.

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

r)Future accounting policies
The following are accounting policies issued that the partnership expects to adopt in the future:

The partnership is currently assessing the impact of IFRS 18 Presentation and Disclosure in Financial Statements, which was issued by the International Accounting Standards Board (“IASB”) in April 2024. IFRS 18 will replace IAS 1 Presentation and Disclosure in Financial Statements and will be effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. IFRS 18 sets out significant new requirements for the presentation of financial statements with a particular focus on the income statement, including requirements for mandatory sub-totals to be presented, aggregation and disaggregation of information, and disclosures related to management-defined performance measures, in addition to certain related amendments to IAS 7 Statement of Cash Flows that will result in new requirements for the presentation of the statement of cash flows, concurrent with IFRS 18 becoming effective.

The partnership is currently assessing the impact of Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7, issued by the IASB in May 2024 (the “Amendments”). The Amendments will be effective for annual reporting periods beginning on or after January 1, 2026. The Amendments clarify the requirements related to the date of recognition and derecognition of financial assets and financial liabilities, with an exception for derecognition of financial liabilities settled via an electronic transfer, clarify the requirements for assessing contractual cash flow characteristics of financial assets and clarify the characteristics of non-recourse loans and contractually linked instruments. Based on the partnership’s assessment to date, it has determined that the requirements related to the date of derecognition of financial assets and financial liabilities is not expected to have a material impact.

The partnership is also currently assessing the impact of the Amendments regarding power purchase arrangements, which was issued by the IASB in December 2024. The Amendments will be effective for annual reporting periods beginning on or after January 1, 2026. The Amendments include guidance on the ‘own-use’ exemption for purchasers of electricity under such contracts, and hedge accounting requirements where purchases or sales of electricity are hedged using such contracts. The partnership has preliminarily determined that the requirements for the ‘own-use’ exemption are expected to be met for such contracts and therefore, these amendments are not expected to have a material impact.

NOTE 3. BUSINESS COMBINATIONS
The partnership accounts for business combinations using the acquisition method of accounting under IFRS 3, Business Combinations pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition. Financial results of each transaction are included within the partnership’s consolidated statements of income from the dates of each acquisition.

On July 31, 2025, the partnership acquired a portfolio of hostels across Europe (“European Hostels”) for total consideration of €329 million ($376 million). Goodwill of $183 million was recognized which primarily represents certain deferred tax liabilities assumed on acquisition and the embedded value of the acquired operations. The goodwill recognized is not deductible for income tax purposes. The partnership also completed several individually immaterial acquisitions during 2025 for total consideration of $542 million. These acquisitions are primarily comprised of storage assets and a hotel acquired through an opportunistic real estate fund.

The following table summarizes the impact of business combinations during the year ended December 31, 2025:

(US$ Millions)	European Hostels(1)	Other(2)	Total
Date of Acquisition	7/31/2025	Various
Investment properties	$—	$361	$361
Property, plant and equipment	782	190	972
Goodwill	183	—	183
Intangible assets(3)	82	1	83
Accounts receivable and other	15	4	19
Cash and cash equivalents	21	7	28
Total assets	1,083	563	1,646
Less:
Debt obligations	(502)	—	(502)
Accounts payable and other	(84)	(15)	(99)
Deferred tax liabilities	(121)	(2)	(123)
Non-controlling interests	—	(4)	(4)
Net assets acquired	$376	$542	$918
Consideration(4)	376	542	918
Transaction costs	$(21)	$(10)	$(31)
(1)The valuation of property, plant and equipment, debt obligations, goodwill and intangible assets is still under evaluation by the partnership. Accordingly, this business combination has been accounted for on a provisional basis.
(2)The valuation of the investment property and certain liabilities is still under evaluation by the partnership. Accordingly, these business combinations have been accounted for on a provisional basis.
(3)See Note 10, Intangible Assets for more information on European Hostels.
(4)Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in Brookfield-sponsored real estate funds.

In the period from each acquisition date to December 31, 2025, the partnership recorded revenue and net loss in connection with these acquisitions of approximately $81 million and $11 million, respectively, excluding the impact of transaction costs. If the acquisitions had occurred on January 1, 2025, the partnership’s total revenue and net loss would have been $7,274 million and $317 million, respectively, for the year ended December 31, 2025, excluding the impact of transaction costs.

Acquisition-related transaction costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in general and administrative expense on the consolidated income statement.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of investment property balances for the years ended December 31, 2025 and 2024:

	Year ended Dec. 31, 2025			Year ended Dec. 31, 2024
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of year	$60,093	$1,985	$62,078	$77,699	$5,216	$82,915
Changes resulting from:
Property acquisitions	2,977	229	3,206	7,775	235	8,010
Acquisitions from business combinations(1)	361	—	361	—	—	—
Capital expenditures	710	410	1,120	832	1,302	2,134
Property dispositions(2)	(2,501)	(38)	(2,539)	(1,602)	—	(1,602)
Fair value (losses) gains, net	(318)	155	(163)	(883)	377	(506)
Foreign currency translation	846	68	914	(1,351)	(40)	(1,391)
Transfers between commercial properties and commercial developments	414	(414)	—	445	(445)	—
Deconsolidation of India REIT(3)	(3,485)	(128)	(3,613)	—	—	—
Reclassification to assets held for sale and other changes	(4,425)	(5)	(4,430)	(2,601)	(14)	(2,615)
Reclassification of BSREP IV investments to assets held for sale(4)	—	—	—	(20,221)	(4,646)	(24,867)
Balance, end of year(5)	$54,672	$2,262	$56,934	$60,093	$1,985	$62,078
(1)Includes commercial properties acquired through business combinations during the year. See Note 3, Business Combinations, for more information.
(2)Property dispositions represent the carrying value on date of sale.
(3)In the first quarter of 2025, we sold a partial interest in India REIT, resulting in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method.
(4)See Note 32, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.
(5)Includes right-of-use assets related to commercial properties and commercial developments of $903 million and $24 million, respectively, as of December 31, 2025 (December 31, 2024 - $705 million and $22 million). Current lease liabilities of $162 million (2024 - $29 million) have been included in accounts payable and other liabilities and non-current lease liabilities of $717 million (2024 - $695 million) have been included in Other non-current liabilities.

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

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain assets, the partnership relies on valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values and reconciles significant differences when they arise.

The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Dec. 31, 2025			Dec. 31, 2024
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Office(1)	Discounted cash flow	6.7%	5.6%	11	7.0%	5.6%	11
Retail(2)	Discounted cash flow	7.1%	5.4%	10	7.1%	5.4%	10
LP Investments(3)(4)	Discounted cash flow	9.3%	5.8%	8	9.6%	6.7%	8
(1)Included in the partnership's total Office portfolio are 16 Super Core office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.8% (December 31, 2024 - 6.7%).
(2)Included in the partnership's total Retail portfolio are 18 Super Core retail centers with a weighted-average discount rate of 6.2% (December 31, 2024 - 6.2%)
(3)The valuation method used to value multifamily and manufactured housing properties is the direct capitalization method. At December 31, 2025, the overall implied capitalization rate used for properties using the direct capitalization method was 5.2% (December 31, 2024 - 4.9%) except for certain multifamily investments valued using the discounted cash flow method.
(4)In the first quarter of 2025, we sold a partial interest in India REIT, resulting in a loss of control and deconsolidation of this investment. Our retained interest is now accounted for under the equity method.
Operating investment properties with a fair value of approximately $12.9 billion (December 31, 2024 - $13.6 billion) are situated on land held under leases or other agreements largely expiring after the year 2065. Investment properties do not include any buildings held under operating leases.

The following table presents the partnership’s investment properties measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above in IFRS 13 Fair Value Measurement within Note 2(h), Summary of Material Accounting Policies, Fair value measurement.

	Dec. 31, 2025				Dec. 31, 2024
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Office	$—	$—	$18,114	$1,461	$—	$—	$18,360	$1,230
Retail	—	—	18,712	45	—	—	18,939	78
LP Investments	—	—	17,846	756	—	—	22,794	677
Total	$—	$—	$54,672	$2,262	$—	$—	$60,093	$1,985

There were no transfers between levels within the fair value hierarchy related to investment properties during the years ended December 31, 2025 and 2024. Investment properties with a fair value of $53.3 billion (December 31, 2024 - $59.0 billion) are pledged as security for property debt.

Fair value sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point (“bps”) increase of the discount rate and terminal capitalization or overall implied capitalization rate (“ICR”) on fair values of the partnership’s commercial properties for the year ended December 31, 2025, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Dec. 31, 2025
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Office	$370	$594	$957
Retail	401	619	971
LP Investments(1)	258	401	715
Total	$1,029	$1,614	$2,643
(1)The valuation method used to value multifamily, self storage and manufactured housing properties is the direct capitalization method except for certain multifamily investments temporarily valued using the discounted cash flow method. The impact of the sensitivity analysis on the discount rate includes properties valued using the DCF method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

During the year ended December 31, 2025, the partnership capitalized a total of $410 million (December 31, 2024 - $1,302 million) of costs related to development properties. Included in this amount is $385 million (December 31, 2024 - $1,261 million) of construction and related costs and $25 million (December 31, 2024 - $41 million) of borrowing costs capitalized. The weighted average interest rate used for the capitalization of borrowing costs to development properties for the year ended December 31, 2025 is 7.5% (December 31, 2024 - 7.5%).

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

The following table presents the partnership’s material subsidiaries as of December 31, 2025 and 2024:

	Jurisdiction of formation	Economic interest		Voting interest
		Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Subsidiary of the partnership(1)	Bermuda	36%	36%	100%	100%
Holding entities of the Operating Partnership	Various	100%	100%	100%	100%
Real estate subsidiaries of the holding entities
BPO	Canada	100%	100%	100%	100%
U.S. Retail	United States	100%	100%	100%	100%
U.S. Manufactured Housing(2)	United States	23%	23%	—%	—%
U.S. Multifamily(3)	United States	2%	27%	—%	—%
Korea Mixed-use(2)	South Korea	22%	22%	—%	—%
U.K. and Ireland Short Stay(2)	United Kingdom	27%	27%	—%	—%
(1)BPY holds all managing general partner units of the Operating Partnership and therefore has the power to direct the relevant activities and affairs of the Operating Partnership. The managing general partner units represent 36% and 36% of the total number of the Operating Partnership’s units at December 31, 2025 and 2024, respectively.
(2)The partnership holds its economic interest in these assets primarily through limited partnership interests in Brookfield-sponsored real estate funds. By their nature, limited partnership interests do not have any voting rights. The partnership has entered into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investees.
(3)The partnership sold a partial economic interest during the year ended December 31, 2025.

The table below shows details of non-wholly owned subsidiaries of the partnership that have material non-controlling interests:

	Jurisdiction of formation	Proportion of economic interests held by non- controlling interests		Non-controlling interests: Interests of others in operating subsidiaries and properties
(US$ Millions)		Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Corporate Holding Entities(1)	Bermuda/Canada	—%	—%	$4,991	$4,907
BPO(2)	Canada	—%	—%	4,134	4,047
U.S. Retail(3)	United States	—%	—%	2,836	2,012
U.S. Multifamily(4)	United States	98%	73%	921	579
Korea Mixed-use(4)	South Korea	78%	78%	616	577
U.K. and Ireland Short Stay(4)	United Kingdom	73%	73%	471	414
U.S. Manufactured Housing(4)	United States	77%	77%	457	838
Other LP Investments	Various	33% - 95%	33% - 99%	4,243	2,648
Total				$18,669	$16,022
(1)Includes non-controlling interests in various corporate entities of the partnership.
(2)Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(3)Includes non-controlling interests in U.S Retail subsidiaries.
(4)Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.

Summarized financial information in respect of each of the partnership’s subsidiaries that have material non-controlling interests is set out below. The summarized financial information below represents amounts before intercompany eliminations.

	Dec. 31, 2025
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
Corporate Holding Entities	$5,354	$1,869	$6,548	$3,744	$5,759	$(8,828)
BPO	5,832	26,778	7,974	9,767	8,793	6,076
U.S. Retail	740	29,297	3,804	7,181	2,836	16,216
U.S. Manufactured Housing	1,178	—	572	—	457	149
U.S. Multifamily(1)	29	2,800	37	1,847	921	24
Korea Mixed-use	140	3,074	45	2,375	616	178
U.K and Ireland Short Stay	201	5,262	343	4,452	471	197
Total	$13,474	$69,080	$19,323	$29,366	$19,853	$14,012
(1)Includes changes in non-controlling interests during the year ended December 31, 2025.

	Dec. 31, 2024
					Equity attributable to
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Non- controlling interests	Owners of the entity
Corporate Holding Entities	$5,849	$1,579	$6,518	$5,671	$5,636	$(10,397)
BPO	5,885	26,545	5,591	14,076	6,223	6,540
U.S. Retail	941	29,175	5,125	7,150	2,013	15,828
U.S. Multifamily	28	2,536	33	1,738	579	214
U.S. Manufactured Housing	305	2,311	25	1,484	838	269
Korea Mixed-use	120	3,001	37	2,341	577	166
U.K and Ireland Short Stay	175	4,766	300	4,051	414	176
U.S. Hospitality(1)	—	—	—	—	—	—
U.S. Logistics(1)	—	—	—	—	—	—
Total	$13,303	$69,913	$17,629	$36,511	$16,280	$12,796
(1)These investments have been deconsolidated as part of the Deconsolidation of BSREP IV. See Note 32, Related Parties for further information.

	Year ended Dec. 31, 2025
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net (loss) income	Total compre-hensive (loss) income
Corporate Holding Entities	$142	$149	$147	$32	$(713)	$(729)
BPO	1,850	147	150	43	(632)	(473)
U.S. Retail	1,490	107	107	29	401	402
U.S. Manufactured Housing	185	122	125	235	10	11
U.S. Multifamily	229	80	80	—	13	13
Korea Mixed-use	181	27	43	4	7	12
U.K and Ireland Short Stay	999	2	103	59	—	38
U.S. Hospitality(1)	—	—	—	—	—	—
U.S. Logistics(1)	—	—	—	—	—	—
Total	$5,076	$634	$755	$402	$(914)	$(726)
(1)These investments have been deconsolidated as part of the Deconsolidation of BSREP IV. See Note 32, Related Parties for further information.

	Year ended Dec. 31, 2024
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income	Distributions	Net (loss) income	Total compre-hensive (loss) income
Corporate Holding Entities	$307	$137	$148	$21	$1,015	$1,025
BPO	1,993	101	85	20	(958)	(1,172)
U.S. Retail	1,547	68	67	12	460	448
U.S. Manufactured Housing	257	(93)	(98)	—	(37)	(38)
U.S. Multifamily	100	19	19	—	1	1
Korea Mixed-use	228	(41)	(136)	215	(12)	(39)
U.K and Ireland Short Stay	922	39	69	357	14	26
U.S. Hospitality(1)	625	(82)	(81)	—	(305)	(305)
U.S. Logistics(1)	65	5	4	9	(513)	(513)
Total	$6,044	$153	$77	$634	$(335)	$(567)
(1)These investments have been deconsolidated as part of the Deconsolidation of BSREP IV. See Note 32, Related Parties for further information.

	Year ended Dec. 31, 2023
		Attributable to non-controlling interests			Attributable to owners of the partnership
(US$ Millions)	Revenue	Net income (loss)	Total compre-hensive income (loss)	Distributions	Net income (loss)	Total compre-hensive income (loss)
Corporate Holding Entities	$353	$86	$89	$49	$(275)	$(237)
BPO	1,989	(21)	(22)	11	(1,162)	(1,099)
U.K. Student Housing(1)	—	4	3	876	1	—
U.S. Retail	1,559	7	4	6	234	205
U.S. Manufactured Housing	296	84	84	41	30	30
Korea Mixed-use	248	139	121	—	40	17
U.K and Ireland Short Stay	863	53	203	599	20	227
U.S. Hospitality(2)	799	(159)	128	—	(49)	323
U.S. Logistics(2)	50	153	153	11	41	41
Total	$6,157	$346	$763	$1,593	$(1,120)	$(493)
(1)Includes non-controlling interests disposed during the year ended December 31, 2023
(2)These investments have been deconsolidated as part of the Deconsolidation of BSREP IV. See Note 32, Related Parties for further information.

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

			Proportion of ownership interests/voting rights held by the partnership
(US$ Millions)	Principal activity	Principal place of business	Dec. 31, 2025	Dec. 31, 2024
Joint ventures
Stork Holdco LP	Property holding company	United Kingdom	50%	50%
Midtown New York Mixed-use Complex	Property holding company	United States	56%	56%
U.S. Retail JV Pool A	Property holding company	United States	50%	50%
Honolulu Shopping Center	Property holding company	United States	50%	50%
U.S. Retail JV Pool B	Property holding company	United States	51%	51%
U.S. Retail JV Pool C	Property holding company	United States	50%	50%
Bryant Park Office Tower	Property holding company	United States	50%	50%
Las Vegas Mall A	Property holding company	United States	50%	50%
U.S. Retail JV Pool D	Property holding company	United States	48%	48%
Las Vegas Mall B	Property holding company	United States	50%	50%
Miami Shopping District	Property holding company	United States	22%	22%
Other(1)(2)	Various	Various	15% - 65%	15% - 60%

Associates
Other	Various	Various	21% - 47%	31% - 50%
(1)Other joint ventures consist of approximately 40 joint ventures, each of which has a carrying value below $400 million.
(2)Other joint ventures also include the partnership’s approximate 10% indirect LP interest in the BSREP IV investments that is accounted for as a financial asset held through an equity-accounted joint venture with Brookfield Wealth Solutions Ltd. (“BWS”) with a carrying value of $1,279 million as of December 31, 2025. See Note 32, Related Parties for further information on the Deconsolidation of BSREP IV Investments.

The following table presents the change in the balance of the partnership’s equity accounted investments as of December 31, 2025 and 2024:

(US$ Millions) Years ended Dec. 31,	2025	2024
Equity accounted investments, beginning of year	$19,547	$19,435
Additions	848	484
Disposals and return of capital distributions	(300)	(898)
Share of net (losses) earnings from equity accounted investments	882	331
Distributions received	(268)	(290)
Foreign currency translation	257	(168)
Deconsolidation of India REIT(1)	365	—
Reclassification (to) assets held for sale	(143)	—
Reclassification of BSREP IV investments to assets held for sale(2)	—	(259)
Other comprehensive income and other	56	912
Equity accounted investments, end of year	$21,244	$19,547
(1)Includes the net impact of recognizing the partnership’s retained interest in India REIT under the equity method, partially offset by the deconsolidation of its joint venture assets. See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.
(2)See Note 32, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Dec. 31, 2025			Dec. 31, 2024
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)	Discount rate	Terminal capitalization rate	Investment horizon (yrs.)
Office(1)	Discounted cash flow	7.5%	5.1%	10	7.5%	5.2%	11
Retail(2)	Discounted cash flow	6.6%	5.0%	10	6.6%	5.0%	10
LP Investments(3)(4)	Discounted cash flow	10.8%	7.2%	7	9.7%	6.8%	8
(1)Included in the partnership's total Office portfolio are 16 Super Core office and mixed-use complexes in key global markets with a weighted-average discount rate of 6.8% (December 31, 2024 - 6.7%).
(2)Included in the partnership's total Retail portfolio are 18 Super Core retail centers with a weighted-average discount rate of 6.2% (December 31, 2024 - 6.2%).
(3)The valuation method used to value multifamily investments is the direct capitalization method. At December 31, 2025, the overall implied capitalization rate used for properties using the direct capitalization method was 5.2% (December 31, 2024 - 4.7%). The terminal capitalization rate and investment horizon are not applicable.
(4)The change since December 31, 2024 reflects the partnership’s sale of a partial interest in India REIT, resulting in a loss of control and deconsolidation of this investment. The partnership’s retained interest is now accounted for under the equity method.

The following tables present the gross assets and liabilities of the partnership’s equity accounted investments as of December 31, 2025 and 2024:

	Dec. 31, 2025
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Carrying value
Joint ventures
Office	$1,459	$47,732	$4,115	$14,440	$30,636	$9,550
Retail	854	34,843	3,153	10,524	22,020	10,261
LP Investments	766	3,287	570	2,521	962	514
	3,079	85,862	7,838	27,485	53,618	20,325
Associates
Office	$70	$1,145	$18	$810	$387	$116
LP Investments	243	5,507	186	2,436	3,128	803
	313	6,652	204	3,246	3,515	919
Total	$3,392	$92,514	$8,042	$30,731	$57,133	$21,244

	Dec. 31, 2024
(US$ Millions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Carrying value
Joint ventures
Office	$1,830	$46,485	$5,222	$14,455	$28,638	$8,869
Retail	815	34,140	3,571	10,442	20,942	9,823
LP Investments	715	3,417	2,136	767	1,229	611
	3,360	84,042	10,929	25,664	50,809	19,303
Associates
LP Investments	14	419	2	—	431	244
	14	419	2	—	431	244
Total	$3,374	$84,461	$10,931	$25,664	$51,240	$19,547

Summarized financial information in respect of the partnership’s equity accounted investments for the years ended December 31, 2025, 2024 and 2023 is set out below:

	Year ended December 31, 2025
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net (loss) income	Other compre- hensive (loss) income	Partnership’s share of net (loss) income	Distributions received
Joint ventures
Office	$2,171	$1,895	$(36)	$433	$673	$(10)	$191	$174
Retail	2,014	1,508	811	55	1,372	3	567	16
LP Investments	1,076	1,159	18	14	(51)	61	(6)	40
	5,261	4,562	793	502	1,994	54	752	230
Associates
Office	50	37	(39)	—	(26)	85	(8)	—
LP Investments	224	154	236	160	466	(134)	138	38
	274	191	197	160	440	(49)	130	38
Total	$5,535	$4,753	$990	$662	$2,434	$5	$882	$268
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

	Year ended December 31, 2024
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net income (loss)	Other compre- hensive income	Partnership’s share of net income (loss)	Distributions received
Joint ventures
Office	$2,262	$1,915	$(272)	$6	$81	$(46)	$(129)	$228
Retail	2,018	1,512	951	51	1,508	(18)	497	25
LP Investments	1,063	1,170	7	(1)	(101)	82	(29)	31
	5,343	4,597	686	56	1,488	18	339	284
Associates
LP Investments	19	28	2	(2)	(9)	(78)	(8)	7
	19	28	2	(2)	(9)	(78)	(8)	7
Total	$5,362	$4,625	$688	$54	$1,479	$(60)	$331	$291
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

	Year ended December 31, 2023
(US$ Millions)	Revenue	Expenses	Fair value gains (losses)	Income from EAI(1)	Net income	Other compre- hensive income	Partnership’s share of net income	Distributions received
Joint ventures
Office	$2,261	$1,564	$(1,924)	$50	$(1,177)	$(61)	$(434)	$112
Retail	2,002	1,446	166	55	777	(29)	269	16
LP Investments	1,499	1,532	228	(78)	117	12	94	67
	5,762	4,542	(1,530)	27	(283)	(78)	(71)	195
Associates
LP Investments	69	94	(104)	19	(110)	(50)	(50)	17
	69	94	(104)	19	(110)	(50)	(50)	17
Total	$5,831	$4,636	$(1,634)	$46	$(393)	$(128)	$(121)	$212
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

Certain of the partnership’s investments in joint ventures and associates are subject to restrictions over the extent to which they can remit funds to the partnership in the form of the cash dividends or repayments of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

NOTE 7. INVESTMENTS IN JOINT OPERATIONS
The partnership’s interests in the following properties are subject to joint control and, accordingly, the partnership has recorded its share of the assets, liabilities, revenues, and expenses of the properties in these consolidated financial statements:

		Place of incorporation and principal place of business	Ownership
Name of property	Principal activity		Dec. 31, 2025	Dec. 31, 2024
Brookfield Place - Retail & Parking	Property	Toronto	41%	41%
Brookfield Place - Office	Property	Toronto	82%	82%
Exchange Tower	Property	Toronto	50%	50%
First Canadian Place(1)	Property	Toronto	25%	25%
2 Queen Street East	Property	Toronto	38%	38%
Bay Adelaide East & West	Property	Toronto	25%	25%
Bankers Hall	Property	Calgary	50%	50%
Bankers Court	Property	Calgary	50%	50%
Suncor Energy Centre	Property	Calgary	50%	50%
Fifth Avenue Place	Property	Calgary	50%	50%
1 The Esplanade	Property	Perth	25%	25%
9 The Esplanade	Development property	Perth	50%	50%
111 Bourke Street	Development property	Melbourne	50%	50%
(1)First Canadian Place in Toronto is subject to a ground lease with respect to 50% of the land on which the property is situated. At the expiry of the ground lease, the other landowner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the property.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets in the U.K., Europe, United Arab Emirates, Canada, Australia and a portfolio of hotels in the U.S.

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

There were no impairment indicators for the years ended December 31, 2025 and December 31, 2024.

Hospitality properties with a fair value of approximately $3.6 billion are situated on land held under leases or other agreements largely expiring after the year 2065.

The following table presents the change to the components of the partnership’s hospitality assets from the beginning of the year:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Cost:
Balance, beginning of year	$5,434	$10,486
Acquisitions through business combinations(1)	972	—
Additions	768	459
Disposals	(162)	(304)
Foreign currency translation	288	(110)
Reclassification (to) assets held for sale and other	(250)	(439)
Reclassification of BSREP IV investments to assets held for sale(2)	—	(4,658)
	7,050	5,434
Accumulated fair value changes:
Balance, beginning of year	1,275	2,027
Revaluation gains (loss), net(3)	56	(103)
Disposals	(35)	—
Foreign currency translation	95	(37)
Reclassification (to) assets held for sale and other	6	(141)
Reclassification of BSREP IV investments to assets held for sale(1)	—	(471)
	1,397	1,275
Accumulated depreciation:
Balance, beginning of year	(1,225)	(1,428)
Depreciation	(256)	(392)
Disposals	34	162
Foreign currency translation	(73)	28
Reclassification to assets held for sale and other	55	92
Reclassification of BSREP IV investments to assets held for sale(1)	—	313
	(1,465)	(1,225)
Total property, plant and equipment(4)	$6,982	$5,484
(1)In the third quarter of 2025, the partnership acquired the European Hostels portfolio. See Note 3, Business Combinations, for more information.
(2)See Note 32, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.
(3)Revaluation gains (loss), net includes revaluation gains of $82 million (December 31, 2024 - losses of $23 million) recorded as revaluation surplus in the consolidated statements of comprehensive income. It also includes revaluation losses in excess of revaluation surplus of $26 million (December 31, 2024 - $80 million) recorded in other fair value losses, net in the consolidated statements of income.
(4)Includes right-of-use assets of $196 million (December 31, 2024 - $120 million).

NOTE 9. GOODWILL
Goodwill of $1,181 million at December 31, 2025 (December 31, 2024 - $931 million) was primarily attributable to short-break destinations across the United Kingdom and Ireland of $812 million (December 31, 2024 - $754 million), a mixed-use asset in South Korea of $181 million (December 31, 2024 - $177 million), and European Hostels of $188 million (December 31, 2024 - nil). The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

The partnership tested goodwill and trademark assets recorded as an intangible asset (Refer to Note 10, Intangible Assets) for impairment as of December 31, 2025, primarily attributed to U.K. and Ireland Short Stay. The current year analysis for U.K. and Ireland Short Stay uses a 10-year cash flow projection with a 3.5% long-term growth rate used to extrapolate cash flows after the third year, a discount rate derived from a market-based-weighted-average cost of capital, and a terminal capitalization rate derived from a market-based EBITDA multiple. Based on the impairment test, no impairment was recorded as the recoverable amount of the cash-generating unit of $6,133 million (2024 - $5,615 million) exceeded the carrying value of the cash-generating unit of $4,907 million (2024 - $4,474 million). The recoverable amount was determined based on a value-in-use approach based on a terminal capitalization rate of 6.0% (2024 - 6.0%) and a discount rate of 11.2% (2024 - 11.4%). A discount rate of 13.4% (2024 - 13.5%), a long-term growth rate of (1.8)% (2024 - (2.5)%), or a terminal capitalization rate of 6.7% (2024 - 6.8%) used in the impairment analysis would eliminate the headroom between the recoverable amount and carrying value of the cash-generating unit.

NOTE 10. INTANGIBLE ASSETS
These intangible assets primarily represent the trademark assets related to U.K. and Ireland Short Stay.

The trademark assets of U.K. and Ireland Short Stay had a carrying amount of $969 million as of December 31, 2025 (December 31, 2024 - $893 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of U.K. and Ireland Short Stay is not subject to technological obsolescence or commercial innovations in any material way. Refer to Note 9, Goodwill for detail on the impairment analysis.

The trademark assets and management contracts of European Hostels had a carrying amount of $84 million as of December 31, 2025 (December 31, 2024 - nil). The trademark assets have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories in perpetuity. The management contracts have been determined to have a useful life of 11 to 16 years.

Intangible assets by class	Useful life (in years)
Trademarks	5 to Indefinite
Management contracts	11 to 16
Other	4 to 7

Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization is recorded as part of depreciation and amortization included in Direct Hospitality Expense. Refer to Note 25, Direct Hospitality Expense.

The following table presents the components of the partnership’s intangible assets as of December 31, 2025 and December 31, 2024:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Cost	$1,128	$958
Accumulated amortization	(68)	(59)
Balance, end of year	$1,060	$899

The following table presents a roll forward of the partnership’s intangible assets December 31, 2025 and December 31, 2024:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Balance, beginning of year	$899	$1,054
Acquisitions	16	16
Acquisition through business combinations(1)	83	—
Disposals	—	(1)
Amortization	(11)	(23)
Foreign currency translation and other	73	(15)
Reclassification of BSREP IV investments to assets held for sale(2)	—	(132)
Balance, end of year	$1,060	$899
(1)In the third quarter of 2025, the partnership acquired a European Hostels portfolio. See Note 3, Business Combinations, for more information.
(2)See Note 32, Related Parties for further information on the Reclassification of BSREP IV investments to assets held for sale.

NOTE 11. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Securities - FVTPL	$2,815	$3,416
Derivative assets	68	100
Securities - FVTOCI	230	27
Other marketable securities	29	28
Restricted cash	182	378
Inventory(1)	937	1,228
Accounts receivable	90	9
Other	161	153
Total other non-current assets	$4,512	$5,339
(1)Inventory (see Note 12, Accounts Receivable And Other for the current portion) with a carrying value of $1.3 billion (December 31, 2024 - $1.3 billion) is pledged as security for property debt.

Securities - FVTPL
Securities - FVTPL primarily consists of the partnership’s investment in the Brookfield Strategic Real Estate Partners (“BSREP”) III fund, with a carrying value of the financial asset at December 31, 2025 of $949 million (December 31, 2024 - $1,542 million). See Note 32, Related Parties for further information on the partial sale of BSREP III. It also includes the partnership’s investment in a portfolio of U.S. retail brands with a carrying value of the financial asset at December 31, 2025 of $551 million (December 31, 2024 - $551 million).

NOTE 12. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Derivative assets	$63	$265
Accounts receivable - net of expected credit loss of $51 million (December 31, 2024 - $50 million)	632	730
Restricted cash and deposits	287	350
Prepaid expenses	216	214
Inventory	510	234
Other current assets	260	288
Total accounts receivable and other	$1,968	$2,081

NOTE 13. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of December 31, 2025 and December 31, 2024:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Investment properties	$2,837	$2,920
Property, plant and equipment	27	45
Accounts receivables and other assets	140	135
Assets held for sale	3,004	3,100
Debt obligations	84	816
Accounts payable and other liabilities	221	82
Liabilities associated with assets held for sale	$305	$898

The following table presents the change to the components of the assets held for sale from the beginning of the year:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Balance, beginning of year	$3,100	$1,852
Reclassification to assets held for sale, net	4,871	3,764
Reclassification of BSREP IV assets to held for sale(1)	—	33,735
Disposals	(5,001)	(36,538)
Fair value adjustments	16	37
Foreign currency translation	17	(34)
Other	1	284
Assets held for sale	$3,004	$3,100
(1)See Note 32, Related Parties for further information on the Reclassifications of BSREP IV investments to assets held for sale.

At December 31, 2024, assets held for sale included three office properties in the U.S., one office property in Australia, four shopping malls in the U.S., two hotels in the U.S., a logistics portfolio in the U.S., a logistics center in Japan, six logistics properties in Europe, and two manufactured housing communities in the U.S. As of December 31, 2024, the partnership intended to sell its interests in these assets to third parties within the next 12 months.

In the first quarter of 2025, the partnership sold two hotels in the U.S., two shopping malls in the U.S., one office property in Australia, two manufactured housing communities in the U.S., one logistics portfolio in the U.S. and six logistics assets in Europe for net proceeds of approximately $642 million.

In the second quarter of 2025, the partnership sold two office assets and two retail assets in the U.S., two retail assets in Brazil, one logistics asset in Japan, and one logistics asset in South Korea for net proceeds of approximately $390 million.

In the third quarter of 2025, the partnership sold ten hotels, two retail assets, four office assets and one multifamily asset in the U.S. and one logistics asset in Spain for net proceeds of approximately $176 million.

In the fourth quarter of 2025, the partnership sold 68 manufactured housing communities, six hotels, two retail assets and six office assets in the U.S. for net proceeds of approximately $500 million.

At December 31, 2025, assets held for sale included five office properties, three retail assets, three hotels and a manufactured housing portfolio in the U.S., as well as one retail asset in Canada and a land parcel in the Bahamas. The partnership intends to sell its interests in these assets to third parties within the next 12 months.

NOTE 14. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Dec. 31, 2025		Dec. 31, 2024
(US$ Millions)	Weighted- average rate	Debt balance	Weighted- average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	5.74%	$1,260	6.38%	$2,133
Brookfield Property Partners’ corporate bonds	5.10%	1,020	4.79%	1,321
GGP Retail LLC (“GGP”) term debt	7.22%	846	6.96%	1,147
GGP senior secured notes	5.20%	1,124	5.20%	1,493
GGP corporate facility	6.58%	424	7.19%	397
GGP junior subordinated notes	5.57%	202	6.29%	198
Subsidiary borrowings	4.41%	220	5.36%	332

Secured debt obligations:
Funds subscription credit facilities(1)	5.34%	2,407	6.46%	3,498
Fixed rate	5.29%	17,504	5.11%	15,396
Variable rate	6.37%	21,564	7.32%	25,809
Deferred financing costs		(257)		(225)
Total debt obligations		$46,314		$51,499

Current		$10,876		$14,719
Non-current		35,354		35,964
Debt associated with assets held for sale		84		816
Total debt obligations		$46,314		$51,499
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2026 to 2027, however, excluding debt obligations on assets in receivership, the partnership has suspended contractual payment on approximately 3% of its non-recourse mortgages included as fixed and variable rate secured debt obligations in the table above. The partnership is currently engaging respective creditors for certain assets with these negotiations. The partnership has, in certain instances, transferred properties securing these loans to the lenders. It is possible that certain additional properties securing these loans could be transferred to the lenders if the partnership is unsuccessful in ongoing negotiations with creditors.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by local currency are as follows:

	Dec. 31, 2025			Dec. 31, 2024
(US$ Millions)	U.S. Dollars	Local currency		U.S. Dollars	Local currency
U.S. Dollars	$29,178		$29,178	$35,414		$35,414
British Pounds	7,026		£5,214	6,157		£4,919
Canadian Dollars	3,158	C$	4,334	3,157	C$	4,541
Euros	2,216		€1,886	1,515		€1,463
South Korean Won	1,700	₩	2,457,000	1,675	₩	2,477,858
Australian Dollars	1,240	A$	1,858	1,206	A$	1,948
Brazilian Reais	495	R$	2,724	500	R$	3,097
United Arab Emirates Dirham	456	AED	1,676	95	AED	348
Singapore Dollar	271	S$	348	—	S$	—
Swedish Krona	266	SEK	2,453	—	SEK	—
Indian Rupees	244	Rs	21,952	1,805	Rs	154,296
Chinese Yuan	205	C¥	1,432	200	C¥	1,464
Hong Kong Dollar	59	HK$	457	—	HK$	—
Danish Krone	57	DKK	361	—	DKK	—
Deferred financing costs	(257)			(225)
Total debt obligations	$46,314			$51,499

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

(US$ Millions)	Year ended Dec. 31, 2025	Year ended Dec. 31, 2024
Balance, beginning of period	$51,499	$68,712
Debt obligation issuance, net of repayments	(2,917)	3,675
Non-cash changes in debt obligations:
Debt from asset acquisitions	103	738
Assumed by purchaser	(2,970)	(1,245)
Assumed from business combination(1)	502	—
Amortization of deferred financing costs and (premium) discount	70	127
Deconsolidation of BSREP IV debt obligations(2)	—	(19,487)
Deconsolidation of India REIT debt obligations(3)	(1,011)	—
Foreign currency translation	1,047	(1,001)
Other	(9)	(20)
Balance, end of period	$46,314	$51,499
(1)In the third quarter of 2025, the partnership acquired a European hostels portfolio. See Note 3, Business Combinations, for more information.
(2)See Note 32, Related Parties for further information on the Deconsolidation of BSREP IV investments.
(3)See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.

At December 31, 2025, the partnership had $16.2 billion (December 31, 2024 - $20.0 billion) of debt obligations which were classified as non-current but are subject to covenants which are required to be complied with during the twelve months following the reporting date. Examples of these covenants include: (i) meeting maximum loan-to-value ratios, (ii) meeting minimum debt yield ratios, (iii) meeting minimum debt-service coverage ratios and (iv) having hedges in place through interest rate caps or interest rate swaps entered into at a minimum strike price. There is no indication that the partnership will encounter material difficulties in complying with these covenants at the next test dates.

NOTE 15. CAPITAL SECURITIES
The partnership had the following capital securities outstanding as of December 31, 2025 and 2024:

(US$ Millions, except where noted)	Shares outstanding	Cumulative dividend rate	Dec. 31, 2025	Dec. 31, 2024
Operating Partnership Class A Preferred Equity Units:
Series 3	24,000,000	6.75%	$587	$576
New LP Preferred Units(1)	19,000,749	6.25%	466	466
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	525,366	5.25%	13	14
Series 2	250,517	5.75%	5	4
Series 3	322,430	5.00%	6	6
Series 4	266,261	5.20%	5	5
Rouse Series A Preferred Shares	5,600,000	5.00%	170	158
Brookfield India Real Estate Trust (“India REIT”)(2)	n/a	n/a	—	1,392
BSREP II Brazil Office Preferred Shares	4,254,496	8.75%	73	—
Capital Securities – Fund Subsidiaries			81	208
Total capital securities			$1,406	$2,829

Current			785	158
Non-current			621	2,671
Total capital securities			$1,406	$2,829
(1)New LP Preferred Units shares outstanding is presented net of intracompany shares held by the Operating Partnership.
(2)See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.

The capital securities presented above represent interests in the partnership or its subsidiaries that are equity in legal form but are accounted for as liabilities in accordance with IAS 32 - Financial Instruments due to the redemption features of these instruments.

The Class A Preferred Units were issued on December 4, 2014 in three tranches of $600 million each, with an average dividend yield of 6.5% and maturities of seven, ten and twelve years. The Class A Preferred Units were originally exchangeable at the option of the Class A Preferred Unitholder into LP Units at a price of $25.70 per unit. On December 30, 2021, Brookfield acquired the seven-year tranche of Class A Preferred Units, Series 1 units from the holder and exchanged such units for REUs. The Class A Preferred Units, Series 1 were subsequently cancelled. On December 31, 2024, Brookfield acquired the 10-year tranche of Class A Preferred Units, Series 2 units, from the holder of these units and exchanged such units for LP Units and REUs. The Class A Preferred Units, Series 2 were subsequently cancelled.

The holders of each series of the BOP Split Senior Preferred Shares are each entitled to receive fixed cumulative preferential cash dividends, if, as and when declared by the board of directors of BOP Split. Dividends on each series of the BOP Split Senior Preferred Shares are payable quarterly on the last day of March, June, September and December in each year.

Capital securities includes $466 million at December 31, 2025 (December 31, 2024 - $466 million) of preferred equity interests which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

Capital securities also includes $170 million at December 31, 2025 (December 31, 2024 - $158 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Following the Deconsolidation of India REIT, the related capital securities were deconsolidated during the period. They previously related to preferred equity interests held by third party investors in the India REIT (December 31, 2024 - $1,392 million), which were classified as a liability, rather than as a non-controlling interest, due to a contractual obligation to make distributions to unitholders every six months at an amount no less than 90% of net distributable cash flows.

Capital Securities - Fund Subsidiaries of $81 million (December 31, 2024 - $208 million) are comprised of co-investors interests in funds that can be redeemed for cash at specified dates.

Reconciliation of cash flows from financing activities relating to capital securities is shown in the table below:

(US$ Millions)	Year ended Dec. 31, 2025	Year ended Dec. 31, 2024
Balance, beginning of period	$2,829	2,835
Capital securities issued	79	366
Capital securities redeemed	(1)	(14)
Non-cash changes in capital securities:
Class A Preferred Units, Series 2 redemption	—	(600)
Fair value changes	(112)	361
Foreign currency translations	3	(21)
Deconsolidation of BSREP IV(1)	—	(98)
Deconsolidation of India REIT(2)	(1,392)	—
Balance, end of period	$1,406	$2,829
(1)See Note 32, Related Parties for further information on the Deconsolidation of BSREP IV investments.
(2)See Note 4, Investment Properties for further information on the Deconsolidation of India REIT.

Capital securities include $16 million (December 31, 2024 - $15 million) repayable in Canadian Dollars of C$21 million (December 31, 2024 - C$21 million).

NOTE 16. INCOME TAXES
The partnership is a flow-through entity for tax purposes. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of net deferred tax liability are presented as follows:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Deferred income tax assets:
Non-capital losses (Canada)	$266	$172
Net operating losses (United States)	867	760
Non-capital losses (foreign)	67	90
Tax credit carryforwards	3	33
Capital losses (United States)	240	336
Other	14	13
	1,457	1,404
Deferred income tax (liabilities):
Properties	(3,455)	(3,899)
	(3,455)	(3,899)
Net deferred tax (liability)	$(1,998)	$(2,495)

The changes in deferred tax balances are presented as follows:

		Recognized in
(US$ Millions)	Dec. 31, 2024	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2025
Deferred tax assets	$1,404	$55	$—	$—	$—	$(2)	$1,457
Deferred tax (liabilities)	(3,899)	(132)	—	700	(115)	(9)	(3,455)
Net deferred tax (liability)	$(2,495)	$(77)	$—	$700	$(115)	$(11)	$(1,998)

		Recognized in
(US$ Millions)	Dec. 31, 2023	Income	Equity	Acquisitions and Dispositions	OCI	Other Balance Sheet	Dec. 31, 2024
Deferred tax assets	$1,745	$(260)	$—	$—	$(10)	$(71)	$1,404
Deferred tax (liabilities)	(5,202)	164	—	—	135	1,004	(3,899)
Net deferred tax (liability)	$(3,457)	$(96)	$—	$—	$125	$933	$(2,495)

Acquisitions and Dispositions of $700 million in the current year reflect the partnership’s sale of a partial interest in India REIT and its resulting deconsolidation. See Note 4, Investment Properties for further information on the Deconsolidation of India REIT. During 2024, the partnership and its subsidiaries deconsolidated its interest in its BSREP IV investment resulting in a derecognition of net deferred tax liabilities of approximately $890 million reflected in other balance sheet activity above. See Note 32, Related Parties for further information on the Deconsolidation of BSREP IV investments.

The Holding Entities and their Canadian subsidiaries have deferred tax assets of $266 million (December 31, 2024 - $172 million) related to non-capital losses that will begin to expire in 2032. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $867 million (December 31, 2024 - $760 million) related to net operating losses that will begin to expire in 2026. The Holding Entities and their U.S. subsidiaries have deferred tax assets of $240 million (December 31, 2024 - $336 million) related to capital losses which will begin to expire in 2026. The holding entities and their foreign subsidiaries, mainly in India, South Korea and the United Kingdom, have deferred tax assets of $67 million (December 31, 2024 - $90 million) related to non-capital losses which will begin to expire in 2026.

The gross deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized are as follows:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Unused tax losses - gross
Capital losses (foreign)	$—	$4
Net operating losses (foreign)	302	355
Other unrecognized tax attributes	—	37
Unrecognized deductible temporary differences, unused tax losses, and unused tax credits	$302	$396

The Holding Entities, their U.S. subsidiaries, and foreign subsidiaries have gross deductible temporary differences, unused tax losses, and unused tax credits which have not been recognized of $302 million (December 31, 2024 - $396 million) related mostly to net operating losses and capital losses. Approximately $43 million of the foreign net operating losses will expire by 2028. The remaining foreign net operating losses have no expiry.

The aggregate amount of gross temporary differences associated with investments and interests in joint arrangements in subsidiaries for which deferred tax assets have not been recognized as of December 31, 2025 is approximately $1,022 million (December 31, 2024 - a deferred tax liability of $346 million).

The major components of income tax expense include the following:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Current income tax expense	$80	$193	$135
Deferred income tax expense (benefit)	77	96	(554)
Income tax expense (benefit)	$157	$289	$(419)

The decrease in income tax expense for the year ended December 31, 2025 compared to the prior year is primarily due to tax expense uncorrelated with accounting income in the prior year. This decrease is partially offset by tax rate changes in certain foreign jurisdictions. The global minimum top-up tax did not have a significant impact on the current tax expense of the partnership.

Years ended Dec. 31,	2025	2024	2023
Statutory income tax rate	26%	26%	26%
Increase (decrease) in rate resulting from:
International operations subject to different tax rates	(56)%	(15)%	(12)%
Non-controlling interests in income of flow-through entities	(35)%	(19)%	(9)%
Change in tax rates applicable to temporary differences in other jurisdictions	(19)%	—%	14%
Tax expense uncorrelated with accounting income	(19)%	(8)%	—
Other	(4)%	(1)%	(1)%
Effective income tax rate	(107)%	(17)%	18%

As the partnership is not subject to tax, the analyses used the applicable Canadian blended Federal and Provincial tax rate as the statutory income tax rate.

NOTE 17. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Accounts payable and accrued liabilities	$297	$601
Lease liabilities(1)	842	784
Derivative liabilities	108	115
Provisions	6	6
Deferred revenue	9	20
Loans and notes payable	6	16
Total other non-current liabilities	$1,268	$1,542
(1)For the year ended December 31, 2025, interest expense relating to total lease liabilities (see Note 18, Accounts Payable And Other Liabilities for the current portion) was $64 million (2024 - $84 million).

NOTE 18. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Accounts payable and accrued liabilities	$2,408	$2,360
Loans and notes payable	2,412	2,765
Derivative liabilities	104	356
Deferred revenue	384	367
Lease liabilities(1)	177	37
Other liabilities	14	10
Total accounts payable and other liabilities	$5,499	$5,895
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

General Partnership Units
There were 138,875 GP Units outstanding at December 31, 2025, 2024 and 2023.

Limited Partnership Units
There were 410,493,281 LP Units outstanding at December 31, 2025, 351,213,678 at December 31, 2024 and 321,046,797 at December 31, 2023.

b)Units of the Operating Partnership held by Brookfield Corporation

Redeemable/Exchangeable Partnership Units
There were 727,328,582 Redeemable/Exchangeable Partnership Units outstanding at December 31, 2025, 621,406,758 at December 31, 2024 and 567,854,792 at December 31, 2023.

There were 6,147,901 Special LP Units outstanding at December 31, 2025, 6,147,901 at December 31, 2024 and 5,797,155 at December 31, 2023.

c)FV LTIP Units
The partnership issued FV LTIP units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants starting in 2019. Each outstanding FV LTIP Unit vests over a period of five years and is redeemable for LP Units or a cash payment subject to a conversion adjustment. There were 482,384 FV LTIP Units outstanding at December 31, 2025, 522,649 at December 31, 2024 and 772,537 at December 31, 2023.

d)Preferred Equity Units
During the year ended December 31, 2019, the partnership issued 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.50% and 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375%. In total $722 million of gross proceeds were raised and $24 million in underwriting and issuance costs were incurred.

During the year ended December 31, 2020, the partnership issued 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. In total $288 million of gross proceeds were raised and $9 million in underwriting and issuance costs were incurred. At December 31, 2025, Preferred Equity Units had a total carrying value of $699 million (December 31, 2024 - $699 million).

e)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

(US$ Millions, except per unit information) Years ended Dec. 31,	2025	2024	2023
Limited partners	$448	$452	$440
Holders of:
Redeemable/Exchangeable Partnership Units	793	799	781
Special LP Units	7	8	8
FV LTIP of the Operating Partnership	1	1	2
Total distributions	$1,249	$1,260	$1,231
Per unit(1)	$1.20	$1.34	$1.40
(1)Per unit outstanding on the record date for each.

NOTE 20. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$14,871	$13,795
FV LTIP units of the Operating Partnership(1)	10	12
Interest of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Corporation	2,959	2,809
Preferred equity of subsidiaries	2,769	2,758
Non-controlling interests in subsidiaries and properties	12,941	10,455
Total interests of others in operating subsidiaries and properties	18,669	16,022
Total non-controlling interests	$33,550	$29,829
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

NOTE 21. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Base rent	$3,136	$4,074	$3,999
Straight-line rent	(28)	(31)	16
Lease termination	56	31	34
Other lease income(1)	580	711	728
Other revenue from tenants(2)	959	1,176	1,152
Total commercial property revenue	$4,703	$5,961	$5,929
(1)Other lease income includes parking revenue and recovery of property tax and insurance expense from tenants.
(2)Consists of recovery of certain operating expenses and other revenue from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

The partnership leases properties under operating leases generally with lease terms of between 1 and 15 years, with options to extend. Minimum rental commitments under non-cancellable tenant operating leases are as follows:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Less than 1 year	$2,184	$2,857
1-5 years	6,619	8,496
More than 5 years	6,028	6,808
Total	$14,831	$18,161

NOTE 22. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

(US$ Millions)	2025	2024	2023
Room, food and beverage	$1,351	$2,024	$2,250
Other leisure activities	250	219	216
Other hospitality revenue	40	114	128
Total hospitality revenue	$1,641	$2,357	$2,594

NOTE 23. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Investment income	$185	$66	$274
Fee revenue	388	468	436
Interest income	59	148	179
Dividend income	168	77	66
Other	3	34	5
Total investment and other revenue	$803	$793	$960

NOTE 24. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Property maintenance	$724	$879	$867
Real estate taxes	546	637	644
Employee compensation and benefits	141	199	195
Depreciation and amortization	31	54	50
Lease expense(1)	17	19	18
Other(2)	435	593	562
Total direct commercial property expense	$1,894	$2,381	$2,336
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.
(2)For the twelve months ended December 31, 2025, the partnership recorded a loss allowance of $24 million (loss allowance of $40 million in 2024 and loss allowance of $17 million in 2023) in commercial property operating expenses.

NOTE 25. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Employee compensation and benefits	$245	$510	$576
Cost of food, beverage, and retail goods sold	311	341	344
Depreciation and amortization	239	364	390
Maintenance and utilities	101	145	161
Marketing and advertising	46	79	89
Other	253	446	530
Total direct hospitality expense	$1,195	$1,885	$2,090

NOTE 26. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Employee compensation and benefits	$522	$638	$648
Management fees	307	299	302
Transaction costs	60	69	80
Professional fees	123	144	169
Facilities and technology fees	51	67	62
Other	162	174	143
Total general and administrative expense	$1,225	$1,391	$1,404

NOTE 27. FAIR VALUE LOSSES, NET
The components of fair value losses, net, are as follows:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Commercial properties(1)	$(318)	$(883)	$(1,410)
Commercial developments	155	377	92
Incentive fees(2)	(19)	(9)	(22)
Financial instruments and other(3)	9	(177)	667
Total fair value losses, net	$(173)	$(692)	$(673)
(1)For the year ended December 31, 2025, includes fair value gains (losses) on right-of-use investment properties of $4 million (2024 - $11 million, 2023 - $(26) million).
(2)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.
(3)For the year ended December 31, 2025, primarily includes gains recognized on the Deconsolidation of India REIT partially offset by fair value losses in financial assets. See Note 4, Investment Properties for further information on the Deconsolidation of India REIT. In the prior year, primarily includes fair value losses on financial assets.

NOTE 28. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the following:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Items that may be reclassified to net income:
Foreign currency translation
Unrealized foreign currency translation gains (losses) in respect of foreign operations	$596	$(632)	$529
Reclassification of realized foreign currency translation gains (losses) to net income on disposition of foreign operations	285	(134)	7
(Losses) gains on hedges of net investments in foreign operations	(236)	361	(309)
Reclassification of hedges of net investment in foreign operations (losses) gains to net income on disposition of foreign operations	(88)	82	(83)
	557	(323)	144
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income tax expense (benefit) of $(5) million (2024 - $1 million; 2023 - $(30) million)	42	(140)	48
	42	(140)	48
Equity accounted investments
Share of unrealized foreign currency translations (losses) gains in respect of foreign operations	(27)	(4)	1
Share of losses on derivatives designated as cash flow hedges	(11)	(28)	(56)
	(38)	(32)	(55)
Items that will not be reclassified to net income:
Unrealized gains (losses) on securities - FVTOCI, net of income tax (expense) benefit of $(5) million (2024 - $(4) million; 2023 - nil)	16	8	(18)
Share of revaluation surplus on equity accounted investments	55	24	6
Net remeasurement losses on defined benefit plan	—	—	(2)
Revaluation surplus (deficit), net of income tax (expense) of $(31) million (2024 –$(17) million; 2023 – $(68) million)	51	(39)	639
	122	(7)	625
Total other comprehensive income (loss)	$683	$(502)	$762

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

At December 31, 2025, the partnership had commitments totaling:
•approximately A$163 million ($109 million) for the development of office assets in Australia; and
•approximately £7 million ($9 million) for the development of office assets in the U.K.

During 2013, Brookfield Corporation announced the final close on the $4.4 billion BSREP I fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of December 31, 2025, the fund realized its remaining investments.

In April 2016, Brookfield Corporation announced the final close on the $9.0 billion BSREP II fund to which the partnership had committed $2.3 billion as lead investor. As of December 31, 2025, there remained approximately $478 million of uncontributed capital commitments.

In November 2017, Brookfield Corporation announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund to which the partnership had committed $400 million as lead investor. As of December 31, 2025, there remained approximately $128 million of uncontributed capital commitments.

In September 2018, Brookfield Corporation announced the final close of the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of December 31, 2025, there remained approximately $40 million of uncontributed capital commitments.

In January 2019, Brookfield Corporation announced the final close on the $15.0 billion BSREP III fund to which the partnership has committed $1.0 billion. As of December 31, 2025, there remained approximately $201 million of uncontributed capital commitments.

In December 2022, Brookfield Corporation announced the final close on the $15.3 billion BSREP IV fund to which the partnership has committed $3.5 billion. As of December 31, 2025, there remained approximately $1.0 billion of uncontributed capital commitments. Refer to Note 32, Related Parties for further information.

In October of 2020, Brookfield Corporation announced the final close on the €619 million ($727 million) Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($117 million). As of December 31, 2025, all capital commitments have been contributed.

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

NOTE 30. LIQUIDITY AND CAPITAL MANAGEMENT
The capital of the partnership’s business consists of debt obligations, capital securities, preferred stock and equity. The partnership’s objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support its operations and reducing its weighted average cost of capital to improve its return on equity. As at December 31, 2025, capital totaled $90 billion (December 31, 2024 - $92 billion). The decrease in capital compared to the prior year is driven by the paydowns of $1.9 billion of the partnership’s corporate debt, including $1.5 billion of its corporate facilities and $360 million (C$500 million) of its corporate bonds. Capital further decreased due to the Deconsolidation of India REIT which resulted in a decrease of $1.4 billion in capital securities. Refer to Note 15, Capital Securities for further information. These decreases were partially offset by acquisitions and business combinations completed during the year.

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

In addition, the partnership may, from time to time, issue equity instruments, including, but not limited to, LP Units, Redeemable/Exchangeable Partnership Units and preferred equity, in certain circumstances to provide financing for significant transactions.

The partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at December 31, 2025. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the partnership. The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2026 to 2027, however, excluding debt obligations on assets in receivership, the partnership has suspended contractual payment on approximately 3% of its non-recourse mortgages. The partnership is currently engaging respective creditors for certain assets with these negotiations. The partnership has, in certain instances, transferred properties securing these loans to the lenders. It is possible that certain additional properties securing these loans could be transferred to the lenders if the partnership is unsuccessful in ongoing negotiations with creditors.

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

The table below presents the partnership’s contractual obligations as of December 31, 2025:

(US$ Millions)		Payments due by period
Dec. 31, 2025	Total	< 1 Year(4)	1 Year	2 Years	3 Years	4 Years	> 5 Years
Debt obligations(1)	$46,487	$17,465	$10,298	$4,709	$8,532	$2,923	$2,560
Capital securities	1,406	786	—	—	71	82	467
Lease obligations	11,278	61	60	60	61	60	10,976
Commitments(2)	157	147	7	—	—	3	—

Interest expense(3):
Debt obligations	6,044	2,306	1,630	994	603	247	264
Capital securities	307	98	45	46	46	41	31
Interest rate swaps	(43)	(13)	(13)	(9)	(7)	(1)	—
(1)Debt obligations gross of deferred financing costs of $257 million.
(2)Primarily consists of construction commitments on commercial developments.
(3)Represents aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.
(4)Of the $17,465 million in <1 Year maturities, approximately $10,784 million will be addressed through refinancings, repayments, and other measures subsequent to December 31,2025 and, of the remaining maturities, $6,681 million have extension options in place

NOTE 31. FINANCIAL INSTRUMENTS
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

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee, South Korean Won, Swedish Krona, Japanese Yen, New Zealand Dollar, Singaporean Dollar and Danish Krone denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
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

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of December 31, 2025 and 2024:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Dec. 31, 2025	Interest rate swaps of US$ SOFR debt	$7,382	3.0% - 3.9%	Aug. 2026 - Mar. 2030	$(2)
	Interest rate caps of US$ SOFR debt	3,800	3.0% - 6.8%	Jan. 2026 - Jul. 2028	3
	Interest rate caps of £ SONIA debt	2,048	2.0% - 5.0%	Apr. 2026 - Jan. 2028	3
	Interest rate caps of € EURIBOR debt	1,148	2.5% - 4.5%	Jul. 2026 - Aug. 2027	—
	Interest rate swaps of £ SONIA debt	896	3.8%	Jul. 2026	(1)
	Interest rate swaps of AUD BBSW/BBSY debt	829	3.2% - 4.5%	Jun. 2026 - Nov. 2028	1
	Interest rate caps of C$ CORRA debt	467	4.5% - 5.5%	Aug. 2026 - Oct. 2026	—
	Interest rate caps of SEK STIBOR debt	159	3.5%	Feb. 2028	—
	Interest rate swaps of S$ SORA debt	139	1.4%	Aug. 2030	3
	Interest rate swaps of R$ IPCA debt	88	4.4% - 4.5%	Jan. 2026 - Sep. 2028	—
	Interest rate caps of DKK CIBOR debt	57	4.3%	Aug. 2027	—
Dec. 31, 2024	Interest rate caps of US$ SOFR debt	$4,859	1.0% - 6.0%	Jan. 2025 - Jan. 2027	$19
	Interest rate swaps of US$ SOFR debt	4,016	3.7% - 5.2%	Feb. 2025 - Aug. 2026	13
	Interest rate caps of £ SONIA debt	1,438	1.0% - 5.0%	Mar. 2025 - Jul. 2025	8
	Interest rate swaps of £ SONIA debt	832	4.7% - 4.8%	Jan. 2025 - Apr. 2026	(1)
	Interest rate caps of € EURIBOR debt	97	4.0%	Oct. 2025	—
	Interest rate swaps of AUD BBSW/BBSY debt	718	3.0% - 4.5%	Mar. 2025 - Dec. 2027	(1)
	Other interest rate derivatives	274	4.5%	Aug. 2025	—

For the year ended December 31, 2025, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (December 31, 2024 - nil).

Foreign Currency Hedging
The following table presents the partnership’s outstanding derivatives that are designated as net investment hedges in foreign subsidiaries or cash flow hedges as of December 31, 2025 and 2024:

(US$ Millions)	Hedging item	Net Notional		Rates	Maturity dates	Fair value
Dec. 31, 2025	Net investment hedges		€497	€0.83/$ - €0.94/$	Feb. 2026 - Sep. 2028	$(24)
	Net investment hedges		£996	£0.74/$ - £0.84/$	Mar. 2026 - Jul. 2028	(19)
	Net investment hedges	A$	372	A$1.51/$ - A$1.57/$	Sep. 2026 - Jun. 2030	(2)
	Net investment hedges	R$	984	R$5.90/$ - R$7.94/$	Jan. 2026 - Oct. 2028	(12)
	Net investment hedges	₩	611,705	₩1,360.98/$ - ₩1,460.22/$	Mar. 2026 - Dec. 2026	17
	Net investment hedges	Rs	61,141	Rs86.87/$ - Rs96.78/$	Jan. 2026 - Oct. 2028	20
	Net investment hedges	HK$	346	HK$7.51/$ - HK$7.68/$	Mar. 2028 - Jun. 2030	1
	Net investment hedges		£258	£0.86/€	Sep. 2026	(6)
	Net investment hedges	C$	470	C$1.31/$ - C$1.41/$	Apr. 2026 - Aug. 2030	(3)
	Net investment hedges	AED	41	AED3.68/€	Jun. 2027	—
	Net investment hedges	CNH	2,797	CNH6.77/$ - CNH7.14/$	Jan. 2026 - Jun. 2028	(10)
	Net investment hedges	SEK	778	SEK9.02/$ - SEK9.71/$	Sep. 2027 - Dec. 2028	(4)
	Net investment hedges		¥15,330	¥137.02/$	Jun. 2027	10
	Net investment hedges	NZ$	30	NZ$1.69/$	Mar. 2029	—
	Net investment hedges	S$	225	S$1.21/$ - S$1.23/$	Jul. 2028 - Dec. 2028	1
	Net investment hedges	DKK	54	DKK6.01/$ - DKK6.14/$	Jul. 2028	—
	Net investment hedges		€18	€0.13/DKK	Jul. 2028	—
	Net investment hedges		€2	€1.09/£	Jul. 2028	—
	Net investment hedges		€214	€0.09/SEK	Mar. 2028 - Dec. 2028	—
	Cross currency swaps of C$ SOFR debt	C$	1,400	C$1.25/$ - C$1.34/$	Sep. 2026 - Feb. 2028	(50)
Dec. 31, 2024	Net investment hedges		€680	€0.87/$ - €0.97/$	Feb. 2025 - Sep. 2028	$14
	Net investment hedges		£2,120	£0.75/$ - £0.93/$	Jan. 2025 - Sep. 2027	(141)
	Net investment hedges	A$	261	A$1.47/$ - A$1.62/$	Mar. 2025 - Dec. 2027	10
	Net investment hedges	C¥	—	C¥6.59/$ - C¥6.77/$	Mar. 2025 - Mar. 2025	(2)
	Net investment hedges	R$	2,176	R$5.14/$ - R$7.94/$	Jan. 2025 - Nov. 2027	7
	Net investment hedges	₩	683,800	₩1,214.55/$ - ₩1,430.00/$	Jan. 2025 - Nov. 2027	46
	Net investment hedges	Rs	59,488	Rs84.89/$ - Rs91.84/$	Feb. 2025 - Nov. 2027	(3)
	Net investment hedges		£294	£0.83/€ - £0.87/€	Jan. 2025 - Jul. 2025	15
	Net investment hedges	C$	318	C$1.34/$ - C$1.42/$	Jan. 2025 - Mar. 2027	—
	Net investment hedges	AED	41	AED3.67/€	May 2025 - May. 2025	—
	Net investment hedges	CNH	2,797	CNH6.49/$ - CNH7.24/$	Jan. 2025 - Feb. 2027	20
	Net investment hedges		¥18,866	¥137.02/$ - ¥137.4/$	Jun. 2027 - Dec. 2027	5
	Cross currency swaps of C$ LIBOR debt	C$	1,900	C$1.25/$ - C$1.34/$	Aug. 2025 - Feb. 2028	(106)

For the years ended December 31, 2025 and 2024, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following tables provide details of the partnership’s other derivatives, not designated as hedges for accounting purposes, which have been entered into to manage financial risks as of December 31, 2025 and 2024:

(US$ millions)	Derivative type	Notional(1)	Rates	Maturity dates	Fair value
Dec. 31, 2025	Interest rate caps	$7,113	2.3% - 6.3%	Feb. 2026 - Jan. 2028	$2
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(16)
	Interest rate swaps of US$ debt	—	3.3% - 3.6%	Mar. 2026 - Mar. 2028	—
Dec. 31, 2024	Interest rate caps	$10,007	1.0% - 5.7%	Jan. 2025 - Jan. 2028	$(9)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(18)
	Interest rate swaps of US$ debt	63	3.3% - 4.1%	Apr. 2025 - Mar. 2028	—
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

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the consolidated financial statements:

		Dec. 31, 2025		Dec. 31, 2024
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$536	$536	$924	$924
Other non-current assets
Securities - FVTPL	FVTPL	2,815	2,815	3,416	3,416
Derivative assets	FVTOCI/FVTPL	68	68	100	100
Accounts receivable	Amortized cost	90	90	9	9
Securities - FVTOCI	FVTOCI	230	230	27	27
Other marketable securities	Amortized cost	29	29	28	28
Restricted cash	Amortized cost	182	182	378	378
Current assets
Securities - FVTOCI	FVTOCI	15	15	11	11
Derivative assets	FVTOCI/FVTPL	63	63	265	265
Accounts receivable(1)	Amortized cost	735	735	788	788
Restricted cash	Amortized cost	287	287	350	350
Cash and cash equivalents(2)	Amortized cost	1,896	1,896	2,253	2,253
Total financial assets		$6,946	$6,946	$8,549	$8,549
Financial liabilities
Debt obligations(3)	Amortized cost	$46,314	$46,503	$51,499	$51,429
Capital securities	Amortized cost	1,325	1,325	2,621	2,621
Capital securities - fund subsidiaries	FVTPL	81	81	208	208
Other non-current liabilities
Loan payable	FVTPL	6	6	16	16
Accounts payable	Amortized cost	297	297	601	601
Derivative liabilities	FVTOCI/FVTPL	108	108	115	115
Accounts payable and other liabilities
Accounts payable and other(4)	Amortized cost	2,629	2,629	2,442	2,442
Loans and notes payable	Amortized cost	2,412	2,412	2,765	2,765
Derivative liabilities	FVTOCI/FVTPL	104	104	356	356
Total financial liabilities		$53,276	$53,465	$60,623	$60,553
(1)Includes other receivables associated with assets classified as held for sale on the consolidated balance sheets in the amounts of $103 million and $58 million as of December 31, 2025 and December 31, 2024, respectively.
(2)Includes cash and cash equivalents associated with assets classified as held for sale on the consolidated balance sheets in the amount of $37 million and $45 million as of December 31, 2025 and December 31, 2024, respectively.
(3)Includes debt obligations associated with assets classified as held for sale on the consolidated balance sheets in the amount of $84 million and $816 million as of December 31, 2025 and December 31, 2024, respectively.
(4)Includes accounts payable and other liabilities associated with assets classified as held for sale on the consolidated balance sheets in the amount of $221 million and $82 million as of December 31, 2025 and December 31, 2024, respectively.

The following table outlines financial assets and liabilities measured at fair value in the financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Dec. 31, 2025				Dec. 31, 2024
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities designated as FVTPL	$—	$947	$1,868	$2,815	$42	$904	$2,470	$3,416
Securities designated as FVTOCI	210	—	35	245	—	—	38	38
Derivative assets	—	131	—	131	—	365	—	365
Total financial assets	$210	$1,078	$1,903	$3,191	$42	$1,269	$2,508	$3,819

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$81	$81	$—	$—	$208	$208
Derivative liabilities	—	212	—	212	—	471	—	471
Loan payable	—	6	—	6	—	16	—	16
Total financial liabilities	$—	$218	$81	$299	$—	$487	$208	$695

The following table presents the valuation techniques and inputs of the partnership’s Level 2 assets and liabilities:

Type of asset/liability	Valuation technique
Foreign currency forward contracts	Discounted cash flow model - forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at a credit adjusted rate
Interest rate contracts	Discounted cash flow model - forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

The table below presents the valuation techniques and inputs of Level 3 assets:

Type of asset/liability	Valuation techniques	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Securities - FVTPL/FVTOCI	Net asset valuation	(a) Forward exchange rates (from observable forward exchange rates at the end of the reporting period) (b) Discount rate	(a) Increases (decreases) in the forward exchange rate would increase (decrease) fair value (b) Decreases (increases) in the discount rate would increase (decrease) fair value

The following table presents the change in the balance of financial assets and financial liabilities classified as Level 3 as of December 31, 2025 and 2024:

	Dec. 31, 2025		Dec. 31, 2024
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of year	$2,508	$208	$2,987	$189
Additions	279	—	288	70
Dispositions	(627)	(3)	(100)	—
Fair value losses, net and OCI	(257)	(158)	(159)	(61)
Deconsolidation of BSREP IV Investments(1)	—	—	(52)	—
Other	—	34	(456)	10
Balance, end of year	$1,903	$81	$2,508	$208
(1)See Note 32, Related Parties for further information on the Deconsolidation of BSREP IV investments.

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

The following table outlines the impact on interest expense of a 100 basis point increase or decrease in interest rates on the partnership’s variable rate liabilities and fixed rate debt maturing within one year:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Variable rate property debt	$233	$294
Fixed rate property debt due within one year	85	72
Total	$318	$366

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

The partnership’s exposures to foreign currencies and the sensitivity of net income and other comprehensive income, on a pre-tax basis, to a 10% change in the exchange rates relative to the U.S. dollar is summarized below:

	Dec. 31, 2025
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	(916)	$67	—
Australian Dollar	A$	1,333	(89)	—
British Pound		£3,377	(455)	—
Euro		€1,105	(130)	—
Brazilian Real	R$	1,248	(23)	—
Indian Rupee	Rs	63,288	(70)	—
Hong Kong Dollar	HK$	223	(3)	—
Chinese Yuan	C¥	2,395	(34)	—
South Korean Won	₩	439,464	(30)	—
Swedish Krona	SEK	419	(5)	—
Japanese Yen		¥18,147	(12)	—
Danish Krone	DKK	2	—	—
Czech Koruna	CZK	129	(1)	—
Singapore Dollar	S$	76	(6)	—
Total			$(791)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2024
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	(1,380)	$96	—
Australian Dollar	A$	1,469	(91)	—
British Pound		£3,469	(434)	—
Euro		€1,162	(120)	—
Brazilian Real	R$	2,501	(40)	—
Indian Rupee	Rs	35,090	(41)	—
Hong Kong Dollar	HK$	93	(1)	—
Chinese Yuan	C¥	2,141	(29)	—
South Korean Won	₩	394,525	(27)	—
United Arab Emirates Dirham	AED	820	(22)	—
Swedish Krona	SEK	301	(3)	—
Japanese Yen		¥16,014	(10)	—
Total			$(722)	$—
(1)Net of Canadian Dollar denominated loans.

	Dec. 31, 2023
(Millions)	Equity attributable to Unitholders		OCI	Net income
Canadian Dollar(1)	C$	(561)	$42	$—
Australian Dollar	A$	1,754	(119)	—
British Pound		£3,269	(416)	—
Euro		€1,197	(132)	—
Brazilian Real	R$	3,435	(71)	—
Indian Rupee	Rs	28,517	(34)	—
Hong Kong Dollar	HK$	118	(2)	—
Chinese Yuan	C¥	2,206	(31)	—
South Korean Won	₩	409,728	(32)	—
United Arab Emirates Dirham	AED	1,477	(40)	—
Swedish Krona	SEK	308	(3)	—
Total			$(838)	$—
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

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management Ltd. Pursuant to a Master Services Agreement, the partnership pays a management fee (“base management fee”), to the service providers. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for the partnership’s Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of CanHoldco and (b) any fees payable by the partnership in connection with the partnership’s commitment to private real estate funds of its service providers the partnership has elected for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable). For the year ended December 31, 2025, the partnership paid a base management fee of $193 million (2024 - $178 million; 2023 - $195 million).

On December 31, 2024, Brookfield acquired the Series 2 units of Class A Preferred Units, from the holder of these units and subsequently exchanged such units with the partnership for LP and REUs Units. The Series 2 units of Class A Preferred Units were subsequently cancelled.

The following table summarizes transactions and balances with related parties:

(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	$(23)	$(11)
Loans and notes receivable(1)	277	649
Debt obligations, payables and other liabilities(2)	(2,402)	(2,846)
Corporate borrowings	(1,076)	(1,076)
Property-specific obligations	(578)	(541)
Preferred shares held by Brookfield Corporation	(2,959)	(2,809)
Brookfield Corporation interest in CanHoldco	(1,231)	(1,277)
(1)Includes loans and notes receivable with other affiliates as of December 31, 2025 of $277 million (2024 - $146 million).
(2)Includes other payables and liabilities with other affiliates as of December 31, 2025 of $372 million (2024 - $464 million).

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
Transactions with related parties:
Commercial property revenue(1)	$59	$53	$57
Management fee income	100	227	163
Expenses from equity accounted investments	34	64	8
Interest expense on debt obligations	228	209	116
Capital calls, net funded by BWS(2)	—	—	69
General and administrative expense(3)	335	333	345
Construction costs(4)	26	76	66
Distributions on Brookfield Corporation’s interest in CanHoldco	32	21	49
Incentive Fees(5)	19	9	22
(1)Amounts received from Brookfield Corporation and its subsidiaries for the rental of office premises.
(2)BWS, which is accounted for under the equity method by Brookfield Corporation, has an additional commitment in BSREP IV, which was previously consolidated by the partnership in the comparative period.
(3)Includes amounts paid to Brookfield Corporation and its subsidiaries for management fees, management fees associated with the partnership’s investments in Brookfield-sponsored real estate funds, compensation expense and administrative services.
(4)Includes amounts paid to Brookfield Corporation and its subsidiaries for construction costs of development properties.
(5)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

During the year ended December 31, 2025, the partnership sold partial interests in several premier assets to BWS, generating total proceeds of approximately $750 million in order to support the continued scaling of BWS into high quality assets. The partnership also sold partial interests in the BSREP III fund and an opportunistic real estate fund to BWS, generating total proceeds of $688 million. Lastly, an office asset in BSREP III was sold to India REIT for total proceeds of $777 million. During the years ended December 31, 2024 and December 31, 2023, the partnership sold partial interests in several assets to BWS, generating net proceeds of approximately $1.8 billion and $695 million, respectively. The sales were carried out at arm’s length on market terms at existing valuations and resulted in no gain or loss at the time of transaction.

In August 2023, the partnership issued mandatory convertible non-voting preferred shares for proceeds of $1.6 billion that were ultimately held by a wholly-owned subsidiary of BWS (the “BWS Preferred Shares”). The BWS Preferred Shares provided that, upon conversion, a BWS subsidiary would obtain a common equity interest in the entities through which the partnership holds its LP interest in BSREP IV investments (the “BSREP IV holding entities”). On issuance of the BWS Preferred Shares, there was no change in the partnership’s contractual rights and exposure to variable returns over the BSREP IV holding entities and the partnership continued to consolidate the BSREP IV investments. In the third quarter of 2024, the partnership reclassified its interest in the BSREP IV investments to assets held for sale (“Reclassification of BSREP IV to asset and liabilities held for sale”). On October 4, 2024, BWS completed its acquisition of the partnership’s interest in BSREP IV which resulted in deconsolidation of the BSREP IV investments by the partnership as control was lost. Following the conversion, the partnership holds an approximate 10% indirect LP interest in the BSREP IV investments that is accounted for as a financial asset held through an equity-accounted joint venture with BWS.

NOTE 33. PAYROLL EXPENSE
The partnership has no employees or directors; therefore, the partnership does not remunerate key management personnel. Key decision makers of the partnership are all employees of the Manager, who provide management services under the Master Services Agreement.

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
c) Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the years ended December 31, 2025, 2024, and 2023.

(US$ Millions)	Total revenue			FFO
Years ended Dec. 31,	2025	2024	2023	2025	2024	2023
Office	$1,847	$1,954	$1,998	$(34)	$(11)	$185
Retail	1,490	1,548	1,559	314	367	345
LP Investments	3,656	5,353	5,678	134	(57)	(98)
Corporate	154	256	248	(834)	(843)	(756)
Total	$7,147	$9,111	$9,483	$(420)	$(544)	$(324)

The following summary presents the details of total revenue from the partnership’s operating segments for the years ended December 31, 2025, 2024 and 2023:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2025
Office	$1,192	$430	$25	$200	$1,847
Retail	1,104	256	—	130	1,490
LP Investments	1,451	270	1,616	319	3,656
Corporate	—	—	—	154	154
Total	$3,747	$956	$1,641	$803	$7,147

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2024
Office	$1,287	$454	$27	$186	$1,954
Retail	1,143	271	—	134	1,548
LP Investments	2,356	450	2,330	217	5,353
Corporate	—	—	—	256	256
Total	$4,786	$1,175	$2,357	$793	$9,111

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Year ended Dec. 31, 2023
Office	$1,340	$463	$27	$168	$1,998
Retail	1,152	278	—	129	1,559
LP Investments	2,286	410	2,567	415	5,678
Corporate	—	—	—	248	248
Total	$4,778	$1,151	$2,594	$960	$9,483

The following summaries presents certain consolidated income statement items from the partnership’s operating segments for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions)	Direct commercial property expense			Direct hospitality expense
Years ended Dec. 31,	2025	2024	2023	2025	2024	2023
Office	$(775)	$(827)	$(832)	$(21)	$(22)	$(26)
Retail	(420)	(440)	(443)	—	—	—
LP Investments	(694)	(1,106)	(1,061)	(1,171)	(1,861)	(2,064)
Corporate	(5)	(8)	—	(3)	(2)	—
Total	$(1,894)	$(2,381)	$(2,336)	$(1,195)	$(1,885)	$(2,090)

(US$ Millions)	Share of net earnings (losses) from equity accounted investments			Interest expense
Years ended Dec. 31,	2025	2024	2023	2025	2024	2023
Office	$164	$(162)	$(434)	$(770)	$(874)	$(896)
Retail	567	497	269	(749)	(765)	(810)
LP Investments	151	(4)	44	(1,638)	(2,690)	(2,722)
Corporate	—	—	—	(373)	(435)	(395)
Total	$882	$331	$(121)	$(3,530)	$(4,764)	$(4,823)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of December 31, 2025 and 2024:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Office	$30,538	$29,656	$15,454	$14,954	$8,387	$7,805
Retail	30,617	30,693	10,972	12,266	10,261	9,823
LP Investments	37,007	40,812	25,099	30,183	2,596	1,919
Corporate	1,118	1,430	5,181	6,939	—	—
Total	$99,280	$102,591	$56,706	$64,342	$21,244	$19,547

The following summary presents a reconciliation of FFO to net loss for the years ended December 31, 2025, 2024, and 2023:

(US$ Millions) Years ended Dec. 31,	2025	2024	2023
FFO(1)	$(420)	$(544)	$(324)
Add (deduct):
Fair value losses, net	(173)	(692)	(673)
Share of equity accounted income (losses) - non-FFO	382	(124)	(765)
Depreciation and amortization of real-estate assets	(202)	(306)	(320)
Income tax (expense) benefit	(157)	(289)	419
Non-controlling interests of others in operating subsidiaries and properties - non-FFO	(437)	535	430
Net loss attributable to unitholders(2)	(1,007)	(1,420)	(1,233)
Non-controlling interests of others in operational subsidiaries and properties	702	(577)	(616)
Net loss	$(305)	$(1,997)	$(1,849)
(1)FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and FV LTIP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units, Special LP Units and FV LTIP Units are presented as non-controlling interests in the consolidated statements of income.
(2)Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and FV LTIP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Units, Special LP Units and FV LTIP Units are presented as non-controlling interests in the consolidated statements of income.

The following summary presents financial information by the partnership’s geographic regions in which it operates:

	Total revenue for the years ended Dec. 31,			Total non-current assets as at Dec. 31,
(US$ Millions)	2025	2024	2023	2025	2024
United States	$4,644	$5,856	$6,151	$61,007	$65,369
Canada	508	524	509	4,653	4,050
Australia	149	170	198	2,433	1,981
Europe	1,415	1,734	1,774	16,579	13,357
Brazil	73	156	207	827	939
China	13	38	41	506	387
India	120	394	355	1,618	4,891
South Korea	183	228	248	3,074	3,001
United Arab Emirates	28	11	—	981	409
Japan	—	—	—	116	98
New Zealand	—	—	—	23	—
Singapore	14	—	—	478	—
Total	$7,147	$9,111	$9,483	$92,295	$94,482

NOTE 35. SUBSEQUENT EVENTS

On January 26, 2026, the Board of Directors declared the following quarterly distribution on the partnership’s:

–LP Units of $0.28 per unit ($1.12 on an annualized basis) payable on March 31, 2026 to unitholders of record at the close of business on February 27, 2026;

–Class A Cumulative Redeemable Perpetual Units, Series 1, $0.40625 per unit ($1.625 on an annualized basis) payable on March 31, 2026 to unitholders of record at the close of business on February 27, 2026;

–Class A Cumulative Redeemable Perpetual Units, Series 2, $0.3984375 per unit ($1.59375 on an annualized basis) payable on March 31, 2026 to unitholders of record at the close of business on February 27, 2026;

–Class A Cumulative Redeemable Perpetual Units, Series 3, $0.359375 per unit ($1.4375 on an annualized basis) payable on March 31, 2026 to unitholders of record at the close of business on February 27, 2026; and

–New LP Preferred Units, $0.390625 per unit ($1.5625 on an annualized basis) payable on March 31, 2026 to unitholders of record at the close of business on February 27, 2026.

SCHEDULE III – SUPPLEMENTAL SCHEDULE OF INVESTMENT PROPERTY INFORMATION
The table below presents the partnership’s number of commercial properties, the related fair value, debt obligations, weighted average year of acquisition and weighted average year of construction by asset class as of December 31, 2025.

	Dec. 31, 2025
	Number of properties	Fair value(1)	Debt(2)	Weighted average year of acquisition(3)	Weighted average year of construction(3)
(US$ millions, except where noted)

Office	45	$17,520	$10,946	2004	1995
Retail	48	18,679	7,249	2018	1975
Opportunistic Office	16	2,490	1,723	2018	1998
Opportunistic Retail	2	83	37	2016	1973
Logistics	53	1,908	1,104	2024	1973
Multifamily	121	4,010	3,090	2024	1980
Self-storage	23	251	217	2025	1968
Student Housing	18	1,257	827	2024	2013
Mixed-use	7	2,957	1,810	2016	2010
Secondaries	132	3,202	1,900	2023	1994
Single Family Rental	3,400	932	615	2025	1986
Triple Net Lease	3	475	271	2025	1999
Total	3,868	$53,764	$29,789	2015	1987
(1)Excludes right-of-use assets, development properties and land/parking lots with a fair value of $3,170 million.
(2)Excludes debt related to development properties and land in the amount of $848 million, unsecured and corporate facilities of $7,376 million, debt on hospitality assets of $6,335 million, debt on properties in assets held for sale and inventory of $2,139 million and deferred financing costs of $257 million.
(3)Weighted against the fair value of the properties at December 31, 2025.